Form 20-F
period 2005-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2006-04-20
CIK 1046179

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-14700

(Exact Name of Registrant as Specified in Its Charter)

Taiwan Semiconductor Manufacturing Company Limited (Translation of Registrant’s Name Into English)	Republic of China (Jurisdiction of Incorporation or Organization)
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
     As of December 31, 2005, 24,730,024,647 Common Shares, par value NT$10 each were outstanding.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☑                                        Accelerated Filer ☐                                         Non-Accelerated Filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17☐ Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

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
     Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity expansion plans, our expansion plans in mainland China, expectations as to the commencement of commercial production using 65-nanometer and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry. Please see “Item 3. Key Information — Risk Factors” for a further discussion of certain factors that may cause actual results to differs materially from those indicated by our forward-looking statements.

GLOSSARY OF SELECTED TECHNICAL TERMS

ASIC (Application Specific Integrated Circuit)	A custom-designed integrated circuit that performs specific functions that would otherwise require a number of off-the-shelf integrated circuits to perform. The use of an ASIC in place of a standard integrated circuit reduces product size and cost and also improves reliability.

BiCMOS	Integrated circuit fabrication technology that produces both bipolar transistors and CMOS transistors and combines them on one chip.

Cell	A primary unit that normally repeats many times in an integrated circuit. For example, a cell represents a bit in a memory integrated circuit.

CIS (CMOS Image Sensor)	A photodiode censoring circuit made by CMOS used in applications such as digital camera, surveillance and securing systems.

CMOS (Complementary Metal Oxide Silicon)	Currently the most common integrated circuit fabrication process technology, CMOS is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

CVD (Chemical Vapor Deposition).	A process in which gaseous chemicals react on a heated surface to form solid crystalline materials.

Die	A piece of a semiconductor wafer containing the circuitry of a single chip.

DRAM (Dynamic Random Access Memory)	A volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity thousands of times per second or else it will fade away.

DSP (Digital Signal Processor)	A type of integrated circuit that processes and manipulates digital information after it has been converted from an analog source.

EPROM (Erasable Programmable Read-Only Memory)	A form of PROM that can be erased using ultraviolet light, so that it can be reprogrammed.

Fabless semiconductor company	A class of semiconductor company that designs, tests, markets and sells semiconductors, but subcontracts wafer manufacturing to silicon wafer manufacturers.

Flash memory	A type of non-volatile memory, similar to an EPROM in that it is erasable and reprogrammable. The difference is that it can be erased and electrically reprogrammed in the system into which the flash memory chip has been incorporated.

Integrated circuit	A combination of two or more transistors on a base material, usually silicon. All semiconductor chips, including memory chips and logic chips, are very complicated integrated circuits with up to millions of transistors.

Logic device	A device that contains digital integrated circuits that process, rather than store, information.

Mask	A piece of glass on which an integrated circuit’s circuitry is laid out. Integrated circuits may require as many as thirty different layers of design, each with its own mask. Also known as a reticle.

Memory	A group of integrated circuits that are used to store data or programs, such as ROM, Flash RAM, DRAM and SRAM.

Micron	1/25,000 of an inch. Circuitry on an integrated circuit typically follows lines that are less than one micron wide.

MOS	A device which consists of three layers (metal, oxide and semiconductors) and operates as a transistor.

Nonvolatile memory	Memory products which retain their data content without the need for a constant power supply.

Reticle	See “Mask” above.

RISC (Reduced Instruction Set Computing)	A type of processor architecture that processes programs more quickly than conventional microprocessors by using smaller, faster, less complex sets of instructions.

Scanner	A machine used in the photolithography process in making wafers. A scanner combines stepper technology with a photoscanning method to permit the exposure of a larger segment of the wafer than a stepper.

SRAM (Static Random Access Memory)	A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Stepper	A machine used in the photolithography process in making wafers. A stepper aligns a small portion of the wafer with the mask upon which the circuitry design is laid out and then exposes that portion of the wafer to a laser beam, transferring the circuit design on to the wafer. The machine then “steps” to the next area, repeating the process until the entire wafer has been completed. Exposing only a small area of a wafer at a time allows the laser to focus more intensely, which improves the resolution of the circuitry design.

Transistor	An individual circuit that can amplify or switch electric current. Transistors are the building blocks of all integrated circuits.

Volatile memory	Memory products which lose their data content when the power supply is switched off.

Wafer	A thin, round, flat piece of material that is the base of most integrated circuits. Silicon is the most commonly used material.

PART I
   ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
  ITEM 3. KEY INFORMATION
Selected Financial and Operating Data
     The selected income statement data, cash flow data and other financial data for the years ended December 31, 2003, 2004 and 2005, and the selected balance sheet data as of December 31, 2004 and 2005, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected income statement data, cash flow data and other financial data for the years ended December 31, 2001 and 2002 and the selected balance sheet data as of December 31, 2001, 2002 and 2003, set forth below, are derived from our audited consolidated financial statements not included herein. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted (“GAAP” or “ROC GAAP”) in the Republic of China (“ROC” or “Taiwan”), which differ in some material respects from accounting principles generally accepted in the United States of America (“US GAAP”) as further explained under note 27 to our consolidated financial statements included herein.

	Year ended and as of December 31,
	2001	2002	2003	2004	2005	2005
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Income Statement Data:
ROC GAAP
Net sales	125,885	162,301	202,997	257,213	266,565	8,127
Cost of sales	(92,228)	(109,988)	(128,113)	(141,394)	(148,362)	(4,523)
Gross profit	33,657	52,313	74,884	115,819	118,203	3,604
Operating expenses	(20,879)	(20,724)	(23,583)	(27,337)	(27,234)	(830)
Income from operations	12,778	31,589	51,301	88,482	90,969	2,774
Non-operating income and gains(1)	6,476	2,350	5,669	6,016	7,068	215
Non-operating expenses and losses(1)	(8,467)	(6,717)	(5,791)	(2,532)	(3,773)	(115)
Income before income tax and minority interest	10,787	27,222	51,179	91,966	94,263	2,874
Income tax (expense) benefit	3,740	(5,637)	(3,923)	363	(630)	(19)
Income before minority interest	14,527	21,585	47,256	92,329	93,633	2,855
Minority interest in loss (income) of subsidiaries	(44)	25	3	(13)	(58)	(2)
Net income	14,483	21,610	47,259	92,316	93,575	2,853
Basic earnings per share(2)	0.58	0.87	1.90	3.73	3.79	0.11
Diluted earnings per share(2)	0.58	0.87	1.90	3.73	3.79	0.11
Basic earnings per ADS equivalent(2)	2.91	4.36	9.49	18.67	18.96	0.58
Diluted earnings per ADS equivalent(2)	2.91	4.36	9.49	18.67	18.95	0.58
Basic weighted average shares outstanding(2)	24,848	24,793	24,796	24,718	24,680	24,680

	Year ended and as of December 31,
	2001	2002	2003	2004	2005	2005
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Diluted weighted average shares outstanding(2)	24,848	24,793	24,806	24,724	24,693	24,693
US GAAP
Net sales	127,242	162,990	203,600	260,035	267,028	8,141
Cost of sales	(107,194)	(115,374)	(133,493)	(154,785)	(161,808)	(4,933)
Operating expenses	(41,712)	(20,764)	(25,744)	(32,423)	(32,605)	(994)
Income (loss) from operations	(21,664)	26,852	44,363	72,827	72,615	2,214
Income (loss) before income tax and minority interest	(25,672)	20,210	42,441	76,838	75,983	2,317
Income tax (expense) benefit	3,741	(5,638)	(3,881)	(508)	(483)	(15)
Net income (loss)	(21,975)	14,534	38,661	76,253	75,418	2,299
Cumulative preferred dividends	(455)	(455)	(184)	—	—	—
Income (loss) attributable to common shareholders	(22,430)	14,079	38,477	76,253	75,418	2,299
Basic earnings per share(3)	(0.95)	0.59	1.59	3.14	3.07	0.09
Diluted earnings per share(3)	(0.95)	0.59	1.59	3.14	3.07	0.09
Basic earnings per ADS equivalent(3)	(4.74)	2.93	7.97	15.68	15.35	0.47
Diluted earnings per ADS equivalent(3)	(4.74)	2.93	7.97	15.68	15.34	0.47
Basic weighted average shares outstanding(3)	23,671	23,991	24,135	24,311	24,571	24,571
Diluted weighted average shares outstanding(3)	23,671	23,991	24,145	24,318	24,584	24,584
Balance Sheet Data:
ROC GAAP
Working capital(4)	37,472	62,705	136,121	120,530	177,133	5,400
Long-term investments	11,599	10,635	10,748	38,102	42,428	1,294
Properties	251,288	246,498	211,854	258,911	244,823	7,464
Goodwill	11,438	10,159	8,721	7,116	6,011	183
Total assets	366,518	390,542	407,401	499,454	519,510	15,839
Long term bank borrowing(5)	22,399	11,051	8,800	1,915	663	20
Long-term bonds payable	24,000	35,000	30,000	19,500	19,500	595
Guaranty deposit-in and other liabilities(4)(6)	9,479	8,710	8,876	15,079	17,986	548
Total liabilities	89,208	94,594	78,098	100,413	73,271	2,234
Minority interest in subsidiaries	120	95	89	76	608	19
Capital stock	181,326	199,229	202,666	232,520	247,300	7,540
Cash dividend on common shares	—	—	—	12,160	46,504	1,418
Shareholders’ equity	277,310	295,948	329,303	399,041	446,239	13,605
US GAAP
Goodwill	47,464	47,476	47,287	46,757	46,993	1,433
Total assets	393,990	420,528	439,853	536,286	558,919	17,040
Total liabilities	91,419	96,747	81,977	108,416	80,962	2,468
Capital Stock	168,326	186,229	202,666	232,520	247,300	7,540
Mandatory redeemable preferred stock	13,000	13,000	—	—	—	—
Shareholders’ equity	289,450	310,623	357,173	427,125	477,297	14,552
Other Financial Data:
ROC GAAP
Gross margin	27%	32%	37%	45%	44%	44%
Operating margin	10%	19%	25%	34%	34%	34%
Net margin	12%	13%	23%	36%	35%	35%
Capital expenditures	70,201	55,236	37,871	81,095	79,879	2,435
Depreciation and amortization	55,323	65,001	69,161	69,819	75,649	2,306
Cash provided by operating activities	75,818	98,507	116,037	153,151	157,013	4,787
Cash used in investing activities(1)(7)	(77,232)	(62,190)	(53,702)	(147,987)	(77,440)	(2,361)

	Year ended and as of December 31,
	2001	2002	2003	2004	2005	2005
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Cash provided by (used in) financing activities(1)(7)	897	(6,346)	(27,073)	(32,181)	(57,969)	(1,767)
Net cash inflow (outflow)	(1,284)	30,234	35,199	(28,687)	22,181	676
Operating Data:
Wafer (200mm equivalent) shipment(8)	2,159	2,675	3,700	5,008	5,622	5,622
Average utilization rate(9)	51%	73%	89%	100%	92%	92%

(1)	Balances in 2003 and 2004 were reclassified to be consistent with the reclassification used in our consolidated financial statements included herein.

(2)	Retroactively adjusted for all subsequent stock dividends and employee stock bonuses.

(3)	Retroactively adjusted for all subsequent stock dividends.

(4)	Amounts in 2003 reflect the reclassification of NT$727 million from current liabilities to long-term liabilities.

(5)	Excludes bonds payable.

(6)	Consists of other long term payables and total other liabilities.

(7)	Amounts in 2003 reflect the reclassification of NT$300 million from cash used in investing activities to cash used in financing activities.

(8)	In thousands.

(9)	Commencing in 2003, utilization rates exclude engineering wafers and all capacity and production at Vanguard, an investee accounted for under the equity method.
Exchange Rates
     We publish our financial statements in New Taiwan dollars, the lawful currency of the ROC. In this annual report, “$”, “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2005, which was NT$32.80 to US$1.00 on that date. On April 17, 2006, the noon buying rate was NT$32.42 to US$1.00.
     The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per U.S. dollar
	Average(1)	High	Low	Period-End
2001	NT$33.82	NT$35.13	NT$32.23	NT$35.00
2002	34.53	35.16	32.85	34.70
2003	34.41	34.98	33.72	33.99
2004	33.37	34.16	31.74	31.74
2005	32.16	33.77	30.65	32.80
October 2005	33.47	33.77	33.19	33.55
November 2005	33.58	33.71	33.39	33.51
December 2005	33.29	33.56	32.80	32.80
January 2006	32.01	32.59	31.83	31.97
February 2006	32.37	32.68	31.99	32.46
March 2006	32.49	32.67	32.28	32.46
April 2006 (through April 17, 2006)	32.45	32.71	32.30	32.46

(1)	Annual averages calculated from month-end rates.

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
     Our semiconductor foundry business is affected by market conditions in the highly cyclical semiconductor and microelectronics industries. Most of our customers operate in these industries. Variations in order levels from our customers result in volatility in our revenues and earnings. From time to time, the semiconductor and microelectronics industries have experienced significant, and sometimes prolonged, downturns. Because our business is, and will continue to be, dependent on the requirements of semiconductor and microelectronics companies for our services, downturns in the general semiconductor and microelectronics industries lead to reduced demand for overall semiconductor foundry services worldwide, including our services. If we cannot take appropriate actions such as reducing our costs to sufficiently offset declines in demand, our revenues, margin and earnings will suffer during downturns.
Overcapacity in the semiconductor industry may reduce our revenues, earnings and margins.
     The prices we can charge our customers for our services are significantly dependent on the overall worldwide supply of integrated circuits and semiconductor products, which is outside of our control. In a period of aggressive pricing competition, industry-wide overcapacity or technology saturation, we may have to lower the prices we charge our customers for our services and/or we may have to operate at significantly less than full capacity. Such actions could reduce our margin and weaken our financial condition and results of operations. For example, due to the decreased annualized demand for semiconductors in 2001 and 2002, our average capacity utilization rate decreased to 51% during 2001, and 73% during 2002 as compared with 106% during 2000.
Decreases in demand and average selling prices for products that contain semiconductors may adversely affect demand for our products and may result in a decrease in our revenues and earnings.
     A vast majority of our sales revenue is derived from customers who use our products in personal computers, communications devices and consumer electronics. Any significant decrease in the demand for these products may decrease the demand for overall global semiconductor foundry services, including our products and may adversely affect our revenues. In addition, the historical and current trend of declining average selling prices of end use applications places pressure on the prices of the components that go into these end use applications. If the average selling prices of end use applications continue to decrease, the pricing pressure on components produced by us may lead to a reduction of our revenue.

If we are unable to compete effectively in the highly competitive foundry segment of the semiconductor industry, we may lose customers and our profit margin and earnings may decrease.
     The markets for our foundry services are highly competitive both in Taiwan and internationally. We compete with other dedicated foundry service providers, as well as integrated device manufacturers. Some of these companies may have access to more advanced technologies and greater financial and other resources than us. Our competition may, from time to time also decide to undertake aggressive pricing initiatives in one or more technology nodes. Competitive activities may cause us to lose customers or to decrease our average selling prices.
If we are unable to remain a technological leader in the semiconductor industry, we may become less competitive.
     The semiconductor industry and the technologies used in it are constantly changing. If we do not anticipate these changes in technologies and rapidly develop new and innovative technologies or our competitors unforeseeably gain sudden access to more advanced technologies, we may not be able to provide advanced foundry services on competitive terms. Although we have concentrated on maintaining a competitive edge in research and development, if we fail to achieve advances in technology or processes, or to obtain access to advanced technologies or processes developed by others, we may become less competitive.
If we are unable to manage our expansion and the modification of our production facilities effectively, our growth prospects may be limited.
     We have been ramping up production at Fab 12 and Fab 14, our 300mm wafer fabs in the Hsinchu Science Park and in the Southern Taiwan Science Park, respectively, since 2004. In 2005, the capacity of our 300mm wafer fabs increased from 30,000 wafer per month to 65,000 wafer per month at Fab 12 and Fab 14. We have also completed the building construction of our Fab 14 (Phase II) facility in the Southern Taiwan Science Park.
     Although we have studied the potential effects of vibration from the high speed railway planned to pass through the Southern Taiwan Science Park and believe that the vibrations will not affect our yield rates for production in the Southern Taiwan Science Park, we can give no assurances that our yields will not be negatively affected after the high-speed railway has commenced operation.
     Expansion and modification of our production facilities will increase our costs. We will need to purchase additional equipment, train personnel to operate the new equipment or hire additional personnel. In addition, we may incur other expenditures resulting from any negative effects of the high-speed railway on our expansions in the Southern Taiwan Science Park. If we do not increase our net sales accordingly in order to offset these higher costs, our financial performance may be adversely affected.
We may not be able to implement our planned growth or development if we are unable to accurately forecast and sufficiently meet our future capital requirements.
     Capital requirements are difficult to plan in the highly dynamic, cyclical and rapidly changing semiconductor industry. We will continue to need significant capital to fund our operations and growth. Although we currently have adequate financial resources and excellent relations with financial institutions who are willing to consider extending credit to us if needed on market terms, our continued ability to obtain sufficient external financing in the future is subject to a variety of uncertainties, including:
•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor companies; and

•	economic, political and other conditions in Taiwan and elsewhere.
     Sufficient external financing may not be available to us on a timely basis, on general market terms, or at all. As a result, we may be forced to curtail our expansion and modification plans or delay the deployment of new or expanded services until we obtain such financing.

We may not be able to implement our planned growth or maintain our leading position if we are unable to recruit and retain qualified management and skilled technical and service personnel.
     We depend on the continued services of our executive officers and skilled technical and other personnel. Our business could suffer if we lose for whatever reasons, the services of some of these personnel and we cannot adequately replace them. We may be required to increase the number of employees in connection with any business expansion, and since there is intense competition for the services of these personnel, we cannot ensure that we will be able to fulfill our personnel requirements in a timely manner.
We may be unable to obtain in a timely manner and at a reasonable cost the equipment necessary for us to remain competitive.
     Our operations and ongoing expansion plans depend on our ability to obtain a significant amount of equipment and related services from a limited number of suppliers, and in a market that is characterized, from time to time, by intense demand, limited supply and long delivery cycles. During such times, supplier-specific or industry-wide lead times for delivery can be as long as four to ten months or more. Supplier-specific or industry-wide shortages of equipment could result in an increase in equipment prices and longer delivery times. If we are unable to obtain equipment in a timely manner and at a reasonable cost, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations.
Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at reasonable prices.
     Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals, and photoresist, on a timely basis. Shortages in the supply of some materials experienced by specific vendors or by the semiconductor industry generally have in the past resulted in occasional industry-wide price adjustments and delivery delays. Also, since we procure some of our raw materials from sole-source suppliers, there is a risk that our need for such raw materials may not be timely met. Our revenue and earnings could decline if we are unable to obtain adequate supplies of the necessary raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.
If the Ministry of Economic Affairs uses a substantial portion of our production capacity, we will not be able to service our other customers.
     According to our agreement with the Industrial Technology Research Institute of Taiwan, or ITRI, the Ministry of Economic Affairs of the ROC, or an entity designated by the Ministry of Economic Affairs, has an option to purchase up to 35% of certain of our capacity. Although the Ministry of Economic Affairs has never exercised this option, if this option is exercised to any significant degree during tight market conditions, we may not be able to provide services to all of our other customers unless we are able to increase our capacity accordingly or outsource such increased demand and in a timely manner.
Any inability to obtain, preserve and defend our technologies and intellectual property rights could harm our competitive position.
     Our ability to compete successfully and to achieve future growth will depend, in part, on our ability to protect our technologies, and to secure on commercially reasonable terms for certain technologies and licenses. In this regard, we are the beneficiary of government export licenses, technology licenses and a significant number of patent and other intellectual property license agreements that provide us with certain rights, technologies or patent and other intellectual property protection that may be material to our business.
     We cannot ensure that we will be able to develop independently, or secure from any third party, all of the technologies required for sustaining our business or upgrading our production capabilities.
     Litigation may also be necessary to enforce or defend our manufacturing processes, technologies and intellectual property rights. We have no means of knowing what patent applications have been filed by third parties in Taiwan, the United States or other jurisdictions until they are published or granted. Because of the complexity of the technologies used and the multitude of trade secrets, patents, and other intellectual property rights, it is often difficult for companies to determine improper use of confidential technologies and/or infringement. Therefore, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. We have received, from time-to-time, communications from third parties asserting that our technologies, manufacturing processes, the design of the integrated circuits made by us or the use by our customers of semiconductors made by us may infringe their patents or other intellectual property rights. And, because of the nature of the industry, we may continue to receive such communications in the future. In some instances, these disputes have resulted in litigation. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:
•	negotiating cross-license agreements using the strength of our intellectual property portfolio to try to offset any financial costs;

•	seeking to acquire licenses to the allegedly infringed intellectual property, which may not be available on commercially reasonable terms, if at all;

•	discontinuing using certain process technologies, which could cause us to stop manufacturing certain semiconductor products or applying particular technologies if we were unable to design around the allegedly infringed intellectual property; or

•	fighting the matter in court and paying substantial monetary judgments in the event we were to lose.
     Any one or several of these and other developments could place substantial financial and administrative burdens on us and hinder our business. If we fail to obtain or maintain certain government, technology or intellectual property licenses and, if litigation relating to alleged intellectual property matters occurs, it could prevent us from manufacturing or selling particular products or applying particular technologies, which could reduce our opportunities to generate revenues. See “Item 8. Financial Information — Legal Proceedings” for a further discussion.
We are subject to the risk of loss due to explosion and fire because some of the materials we use in our manufacturing processes are highly combustible.
     We and many of our suppliers use highly combustible and toxic materials in manufacturing processes and are therefore subject to the risk of loss arising from explosion, fire, or environmental excursions which cannot be completely eliminated. Although we maintain many overlapping risk prevention and protection systems, as well as comprehensive fire and casualty insurance, including insurance for loss of property and loss of profit resulting from business interruption, our risk management and insurance coverage may not be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of an explosion, fire, or environmental excursions, it could reduce our manufacturing capacity and may cause us to lose important customers, thereby having a potentially material adverse impact on our financial performance.
Any impairment charges may have a material adverse effect on our net income.
     Under ROC GAAP and US GAAP, we are required to evaluate our equipment and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We are also required under ROC GAAP and US GAAP to evaluate goodwill for impairment at least on an annual basis or whenever a triggering event or an indication of impairment occurs.
     We currently are not able to estimate the extent or timing of any impairment charge for future years. Any impairment charge required may have a material adverse effect on our net income.
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
     In 2004 and 2005, our ten largest customers have accounted for 49% and 52%, respectively, of our net sales. In particular, our largest customer in 2005 accounted for approximately 11% of our net sales in 2005. The fact that a relatively limited number of customers constitute a significant portion of our revenue may remain as a business characteristic inherent to our extensive presence in the dedicated foundry segment of the semiconductor market. Also, we are the sole foundry service provider for certain of our customers. We cannot assure you that there will be no loss or cancellation of business from any of our major customers, in the future due to reasons beyond our control. Loss or cancellation of business from our most significant customers, should there be any, could significantly reduce our net sales and net income.
Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the market price of our common shares and ADSs.
     Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our reputation and results of operations could be harmed.
     We are required to comply with various ROC and US laws and regulations on internal controls. For example, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, we are required to furnish a report by management on our internal control over financial reporting, including management’s assessment of the effectiveness of our internal control over financial reporting. Moreover, ROC law requires us to establish internal control systems that would reasonably ensure the effectiveness and efficiency of operations, reliability of financial reporting, and compliance with applicable laws and regulations. We are also required under ROC law to file an internal control declaration within four months of the end of each fiscal year.
     Internal controls may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal controls to future periods are subject to the risk that the internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on the market price of our common shares and ADSs.
Risks Relating to the ROC
Relations between the Republic of China (“ROC”) and the People’s Republic of China (“PRC”) could negatively affect our business and financial status and therefore the market value of your investment.
     The ROC has a unique international political status. The PRC does not recognize the sovereignty of the ROC. Although the two sides have co-existed for the past 57 years and significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. The government of the PRC has announced its intent to use military force to gain control over the ROC if the ROC declares itself independent. In particular, on March 14, 2005, the PRC adopted an anti-secession law which includes such a threat. However, in May 2005, the PRC announced a series of goodwill gestures towards the ROC, including the gift of two pandas, the lifting of a ban on its tourists visiting the ROC and easing restrictions on the import of various agricultural product. Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of Taiwanese companies, including our own.
     The ROC government currently restricts transfer by Taiwanese companies of certain technologies to and certain types of investments by Taiwanese companies in Mainland China. The ROC government in April 2002, partially lifted the ban on investment by Taiwan semiconductor manufacturing companies in 200mm wafer fabs in

Mainland China. Even though we obtained approval to establish a 200mm wafer fab in Mainland China, significant restrictions remain.
     Our principal executive officers and our principal production facilities are located in the ROC and a substantial majority of our net revenues are derived from our operations in the ROC. Therefore, factors affecting military, political or economic conditions in the ROC could have a material adverse effect on our results of operations, as well as the market price and the liquidity of our ADSs and common shares.
Our production may be interrupted if we do not have access to sufficient amounts of fresh water or a sufficient supply of electricity.
     Our manufacturing processes use extensive amounts of fresh water and electricity. Due to the growth in semiconductor manufacturing capacity in Hsinchu Science Park and Southern Taiwan Science Park, the requirements for fresh water and power in these industrial parks have grown substantially. There is a risk that the overgrowth of Hsinchu Science Park and Southern Taiwan Science Park may cause such parks to suffer an under-capacity in adequate fresh water and electricity supply. We have sometimes suffered power outages caused by our major electricity supplier, the Taiwan Power Company, or other power consumers on the same power supply line, which have caused interruptions in our production schedule. For example, on April 10, 2004, a power outage caused by a circuit trip of a high voltage underground cable line of Taiwan Power Company, and on October 3, 2005, a serious power dip (an abrupt decrease of voltage in power supply) caused by a short-circuit fault of Taiwan Power Company’s Hsinchu Main Station, affected our fabs in Hsinchu Science Park. Similarly, our operation in mainland China may also suffer power outages due to reasons beyond our control. For example, our Fab 10 in Shanghai suffered a power outage for about one hour in May 2005 caused by lightning striking in the vicinity of Fab 10. Material power outages or water insufficiencies could disrupt the normal operation of our business and have an adverse effect on our financial condition and results of operations.
We are vulnerable to natural disasters which could severely disrupt the normal operation of our business and adversely affect our earnings.
     Most of our production facilities, as well as many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan. Taiwan is susceptible to earthquakes, droughts, and typhoons. On September 21, 1999, Taiwan experienced a severe earthquake that caused significant property damage and loss of life, particularly in the central part of Taiwan. This earthquake caused damage to production facilities and adversely affected the operations of many companies in the semiconductor and other industries, including our own. Taiwan experiences droughts from time to time, and in 2002 and 2003, Taiwan experienced serious droughts. Although we maintain natural perils insurance up to policy limits, including insurance for loss of property and loss of profit resulting from business interruption, our insurance coverage may not be sufficient to cover all of our potential losses. A major earthquake or other natural disaster in Taiwan could severely disrupt the normal operation of our business and have a material adverse effect on our financial condition and results of operations.
Fluctuations in exchange rates could result in foreign exchange losses.
     Over half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily U.S. dollars, Japanese yen and Euros. A larger portion of our sales are denominated in U.S. dollars and currencies other than NT dollars. Therefore, any significant fluctuation to our disadvantage in such exchange rate may have an adverse effect on our financial condition. In addition, fluctuations in the exchange rate between the U.S. dollar and the NT dollar may affect the U.S. dollar value of our common shares and the market price of the ADSs and of any cash dividends paid in NT dollars on our common shares represented by ADSs.
Any future outbreak of new or unusual diseases may materially affect global corporate operations and business, including our own.
     Any outbreak of a contagious disease may adversely affect the population on a pandemic regional or worldwide basis and therefore may potentially result in a quarantine of infected persons and also may affect the operations of the global business community, including one or more of our facilities. The global health authorities cannot predict the impact any future outbreak could have on our financial condition and results of operations. In particular, we cannot assure you that our business or prospects would not be materially and adversely affected.
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
     One or more of our existing shareholders may, from time to time, dispose of significant numbers of common shares or ADSs. In October 2003, one of our two largest shareholders, Philips, announced its intention to gradually and orderly reduce its equity interest in us and reiterated this intention in May 2005. In August and September 2005, Philips sold an additional 113,521,000 ADSs. Moreover, our other major shareholder, the Development Fund, has sold ADSs in several transactions since 1997, including 44,172,500 ADSs in August and September 2005.
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
     Because the Taiwan Stock Exchange experiences from time to time substantial fluctuations in the prices and volumes of sales of listed securities, there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In response to past declines and volatility in the securities markets in Taiwan, and in line with similar activities by other countries in Asia, the government of the ROC formed the Stabilization Fund, which has purchased and may from time to time purchase shares of Taiwan companies to support these markets. In addition, other funds associated with the ROC government have in the past purchased, and may from time to time purchase, shares of Taiwan companies on the Taiwan Stock Exchange or other markets. In the future, market activity by government entities, or the perception that such activity is taking place, may take place or has ceased, may cause fluctuations in the market prices of our ADSs and common shares.
ITEM 4. INFORMATION ON THE COMPANY
Our History and Structure
     We are currently the world’s largest dedicated IC foundry in the semiconductor industry. We were founded in 1987 as a joint venture among the ROC government, Philips and other private investors and were incorporated in the ROC on February 21, 1987. Our common shares have been listed on the Taiwan Stock Exchange since September 5, 1994, and our ADSs have been listed on the New York Stock Exchange since October 8, 1997.
     WaferTech in the United States. In 1996, we entered into a joint venture called WaferTech with several US-based investors to construct and operate a US$1.2 billion foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. In December 1998, we increased the percentage of our ownership interest in WaferTech to 68%. By the end of the first quarter of 2001, we had increased the percentage of our ownership interest in WaferTech to approximately 99% by purchasing all of the remaining interest of all of the other joint venture partners. As of February 28, 2006, we owned an approximately 99.996% equity interest in WaferTech.
     Operations in Mainland China. In February 2003, we received Phase I approval from the ROC government to expend US$898 million (including US$371 million as a direct equity investment in TSMC Shanghai) to establish TSMC Shanghai and to construct a 200mm wafer fab in Mainland China. In August 2003, we established TSMC Shanghai, a wholly-owned subsidiary primarily engaged in the manufacturing and selling of integrated circuits. We applied for further, “Phase II”, approval (relating to the relocation of manufacturing equipment from Taiwan to Mainland China) with the ROC Ministry of Economic Affairs in March 2004, and received the Phase II approval on May 11, 2004. We have achieved commercial production with 0.35 micron and 0.25 micron process technologies in Fab 10, our 200mm wafer fab in Songjiang, where we commenced production in late 2004. As of February 28, 2006, we owned a 100% equity interest in TSMC Shanghai.
     Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Philips and EDB Investment Pte. Ltd. to found a joint venture, SSMC, to build a fab in Singapore. As of February 28, 2006, we owned 32%, Philips owned 50.5% and EDB Investment Pte. Ltd. owned 17.5% of SSMC. The fab commenced production in December 2000. While we, together with Philips, have the right to purchase up to 100% of its annual capacity, we and Philips are required to purchase, in the aggregate, at least 70% of SSMC’s full capacity; we, alone, are required to purchase up to 28% of the annual installed capacity.

Our Principal Office
     Our principal executive office is currently located at No. 8, Li-Hsin Road 6, Hsinchu Science Park, Taiwan, Republic of China. Our telephone number at that office is (886-3) 563-6688. Our web site is www.tsmc.com. Information contained on our website does not constitute part of this annual report.
Business Overview of the Company
     As a foundry, we manufacture semiconductors using our advanced manufacturing processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of leading edge wafer fabrication processes, including processes to manufacture CMOS logic, mixed-signal, radio frequency and embedded memory and BiCMOS mixed-signal and other semiconductors. IC Insights (The McClean Report 2006 Edition) estimates that our revenue market share among dedicated foundries worldwide was 46% in 2004 and 49% in 2005. We also offer design, mask making, probing, testing and assembly services.
     We believe that our large capacity, particularly for advanced technologies, is a major competitive advantage. Please see “— Manufacturing Capacity and Technology” and “— Capacity Expansion and Technology Upgrade Plans” for a further discussion of our capacity.
     We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor companies and systems companies such as Altera Corporation, ATI Technology Inc., Broadcom Corporation, Marvell Semiconductor Inc., nVidia Corporation, Qualcomm and VIA Technology, Inc., to integrated device manufacturing companies such as Analog Devices, Inc., Freescale Semiconductor Inc. and Philips. Fabless semiconductor companies/systems companies and integrated device manufacturers accounted for approximately 70.4% and 29.6%, respectively, of our net sales in 2005.
Our Facilities
     After combining the operations at two of our 200mm fabs in 2001 and the decommissioning of one of our 150mm wafer fabs (Fab 1) in March 2002, we currently operate one 150mm wafer fab, seven 200mm wafer fabs and two 300 mm wafer fabs, including Fab 14, where we commenced production in the fourth quarter of 2004. Our corporate headquarters and six of our fabs are located in the Hsinchu Science Park, two fabs are located in the Southern Taiwan Science Park, one fab is located in the United States, and one fab is located in Shanghai. Our corporate headquarters and our six fabs in Hsinchu occupy approximately 275,078 square meters of land. We lease all of this land from the Hsinchu Science Park Administration in Hsinchu under agreements that will be up for renewal between March 2008 and December 2020. We have leased from the Southern Taiwan Science Park Development Office 395,000 square meters of land for our fabs in the Southern Taiwan Science Park under agreements that will be up for renewal between November 2018 and December 2025. WaferTech owns 1,052,181 square meters of land in the State of Washington in the United States, where the WaferTech fab and related offices are located. TSMC Shanghai owns 420,000 square meters of land in Shanghai, where Fab 10 and related offices are located.
     Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs. We are expanding our 300mm fabrication capacity through Fab 12 (Phase II and III) in the Hsinchu Science Park and Fab 14 in the Southern Taiwan Science Park. Total monthly capacity for 300mm fabs was increased from 30,000 wafers to 65,000 wafers in 2005. We will continuously evaluate our 300mm capacity in light of prevailing market conditions.
     We believe that our quality and reliability policy and practice has ensured a high standard of manufacturing quality and reliability. We have been informed by customers that wafers produced by us consistently met or exceeded the quality and reliability requirements in the field.
Manufacturing Capacity and Technology
     We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers or third party designers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net sales of advanced semiconductors with a resolution of 0.13 micron and below, and are one of the leaders in the semiconductor industry generally. We were the first semiconductor foundry with proven low-k technology in commercial production, in both the 0.13 micron process technology and the 90-nanometer NexsysSM technology. The 90-nanometer NexsysSM technology was the first process technology based entirely on low-k dielectrics. In 2005, TSMC followed with full commercial production of 80-nanometer NexsysSM process technology. Moreover, in 2005, we completed a number of customer prototypes through CybershuttleSM service with our advanced 65-nanometer NexsysSM technology entering early production phase. TSMC’s 65-nanometer NexsysSM technology is the third-generation TSMC process to employ low-k dielectrics.
     The following table lists our fabs and those of our affiliates, together with the year of commencement of commercial production, technology and capacity during the last five years:

		Current most
		advanced technology	Monthly capacity(3)(4)
	Year of	for volume
Fab(1)	commencement	production(2)	2001	2002	2003	2004	2005
1(5)	1987	—	11,378	—	—	—	—
2	1990	0.45	45,225	43,540	42,977	47,584	47,584
3(6)	1995	0.18	82,700	71,000	71,600	83,300	83,300
5	1997	0.15	40,000	34,920	37,800	42,500	42,500
6	2000	0.13	41,000	48,700	63,500	73,000	73,000
7	1995	0.35	46,500	22,500	11,800	13,400	13,400
8	1998	0.15	54,700	52,600	63,500	76,500	76,500
10	2004	0.25	—	—	—	500	15,600
12	2001	0.09	3,375	11,475	31,797	60,300	106,875
14	2004	0.09	—	—	—	6,750	46,125
WaferTech	1998	0.15	28,000	30,000	30,000	32,500	33,500
SSMC(7)	2000	0.18	5,166	8,000	9,600	13,400	16,700
Total			358,044	322,735	362,574	449,734	555,084

(1)	Fab 2 produces 150mm wafers. Fabs 3, 5, 6, 7, 8, 10, WaferTech and SSMC produce 200mm wafers. Fab 12 and Fab 14 produce 300mm wafers. Fabs 2, 3, 5, 7, 8 and 12 are located in Hsinchu Science Park. Fab 6 and Fab 14 are located in the Southern Taiwan Science Park. WaferTech is located in the United States, SSMC is located in Singapore and Fab 10 is located in Shanghai.

(2)	In microns, as of year-end.

(3)	Estimated capacity in 200mm equivalent wafers as of year-end for the total technology range available for production. Actual capacity during each year will be lower as new production capacity is phased in during the course of the year.

(4)	Under an agreement with Vanguard, TSMC is required to use its best commercial efforts to maintain utilization of a fixed amount of reserved capacity within a range of 5,000 wafers per month. Please see “Item 7. Major Shareholders and Related Party Transaction – Related Party Transactions – Vanguard International Semiconductor Corporation” for a discussion of certain of the Vanguard contract terms. The amounts to be used at Vanguard are not included in our monthly capacity figures.

(5)	We decommissioned Fab 1, a 150mm fab located at ITRI, on March 31, 2002, because of our decision not to renew our land lease agreement with ITRI since it was an outdated fab.

(6)	Fab 4, which commenced operation in 1999 with initial technology of 0.5 micron, was consolidated into Fab 3 during the fourth quarter of 2001.

(7)	Represents that portion of the total capacity that we had the option to utilize as of December 31, 2001, December 31, 2002, December 31, 2003, December 31, 2004 and December 31, 2005. This fab commenced production in September 2000.
     As of December 31, 2005, our monthly capacity (in 200mm equivalent wafers) was 555,084 wafers, compared to 449,734 wafers at the end of 2004. This increase was primarily due to the expansion of our 0.13 micron and 90-nanometer advanced technologies.
Capacity Expansion and Technology Upgrade Plans
     We intend to maintain our strategy of expanding manufacturing capacity and improving manufacturing process technologies to meet both the fabrication and the technological needs of our customers. Based upon estimates of market demands, we currently expect to continue ramping up of Fab 12 and Fab 14 and capacity increases at Fab 10. The current capacity increase plan is based on our long term market demand forecast conducted periodically and may change significantly at any time.
     Our capital expenditures in 2003, 2004 and 2005 were NT$37,871 million, NT$81,095 million and NT$79,879 million (US$2,435 million) on a consolidated basis, respectively. We currently expect our capital expenditures to be approximately US$2,600 million to US$2,800 million in 2006. During 2006, we anticipate capital expenditures to focus primarily on the following:

•	ramping up production at Fab 12 (Phases II and III) and Fab 14 (Phase I) and commencing production at Fab 14 (Phase II);

•	capacity expansion for mask operation;

•	development of process technologies such as sub-45 and 65nm nodes; and

•	other research and development projects.
     These investment plans are still preliminary and our expected capital expenditures may change based upon market conditions.
     Capacity Utilization Rates. One of the key factors influencing our profit margins is our capacity utilization. Because a high percentage of our cost of sales is of a fixed nature, operations at or near full capacity can have a significant positive effect on profitability. Starting from the first quarter of 2003, we revised our capacity utilization rate calculation to exclude engineering wafers and Vanguard capacity to reflect our own production capacity and our contractually committed capacity. The average utilization rate for each quarter of 2005 was 78%, 85%, 96% and 104%, respectively and 92% for the entire year, compared to a utilization rate of 100% in 2004.
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
     Several of our customers have entered into arrangements with us to ensure that they have access to specified capacity at our fabs. These arrangements are primarily in the form of deposit agreements. In a deposit agreement, the customer makes an advance cash deposit for an option on a specified capacity at our fabs. Deposits are generally refunded as shipments are made. As of December 31, 2005, our customers had on deposit an aggregate of approximately US$88 million to reserve future capacity for the years 2006 through 2007.
Markets and Customers
     The primary customers of our foundry services are fabless semiconductor companies/systems companies and integrated device manufacturers. The following table presents the breakdown of net sales by types of customers during the last three years:

	Year ended December 31,
	2003		2004		2005
Customer Type	Net Sales	Percentage	Net Sales	Percentage	Net Sales	Percentage
	(in millions, except percentages)
Fabless semiconductor companies/systems companies	NT$145,752	71.8%	NT$176,705	68.7%	NT$187,662	70.4%
Integrated device manufacturers	57,245	28.2	80,508	31.3	78,903	29.6
Total	NT$202,997	100.0%	NT$257,213	100.0%	NT$266,565	100.0%
     We categorize our net sales based on the country in which the customer is headquartered, which may be different from the net sales for the countries to which we actually sell or ship our products. Under this approach, the following table presents a regional geographic breakdown of our net sales during the last three years:

	Year ended December 31,
	2003		2004		2005
Region	Net Sales	Percentage	Net Sales	Percentage	Net Sales	Percentage
			(in millions, except percentages)
North America	NT$154,075	75.9%	NT$191,624	74.5%	NT$205,255	77.0%
Asia	39,381	19.4	47,584	18.5	40,785	15.3
Europe	9,541	4.7	18,005	7.0	20,525	7.7
Total	NT$202,997	100.0%	NT$257,213	100.0%	NT$266,565	100.0%
     A significant portion of our net sales are attributable to a relatively small number of our customers. In 2004 and 2005, our ten largest customers accounted for approximately 49% and 52% of our net sales, respectively.
     Over the years, we have attempted to strategically manage our exposure to commodity memory semiconductor manufacturing services. This policy has successfully shielded us from significant adverse effects resulting from the previous precipitous price drops in the commodity memory semiconductor market.
     We have five marketing and customer support regions. The office in Hsinchu serves Asian (excluding Japanese and Chinese) customers. Wholly-owned subsidiaries in the United States, Japan, Shanghai and the Netherlands serve North American, Japanese, Mainland Chinese and European customers, respectively. Foundry service sales are technologically intensive and involve frequent and intensive contacts with customers. We believe that the most effective means of marketing our foundry services is by developing direct relationships with our customers. We do not use agents or distributors. Our customer service managers work closely with the sales force by providing integrated services and detailed technical advice and specifications to customers.
The Semiconductor Fabrication Process
     The semiconductor fabrication process can be categorized into a series of stages. The following are the main stages involved in semiconductor production:
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
     The following diagram illustrates the services we provided in 2005, either directly or through outsourcing, to our customers:
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
     Mixed-Signal Semiconductors. Analog/digital semiconductors combine analog and digital devices on a single semiconductor to process both analog signals and digital data. We make mixed-signal semiconductors using both the CMOS and BiCMOS processes. We offer CMOS mixed-signal process down to the 90-nanometer NexsysSM technology and 0.35 micron BiCMOS process and 0.35 micron and 0.18 micron silicon germanium process for manufacturing mixed-signal semiconductors. The primary uses of mixed-signal semiconductors are in hard disk drives, wireless communications equipment and network communications equipment, with those made with the BiCMOS process occupying the higher end of the mixed-signal market.
     Memory Semiconductors. Memory semiconductors, which are used in electronic systems to store data and program instructions, are generally classified as either volatile memory (which lose their data content when power supplies are switched off) or nonvolatile memory (which retain their data content without the need for a constant power supply). Examples of volatile memory include SRAM and DRAM and examples of nonvolatile memory include electrically EPROM and flash memory. We currently offer CMOS process for the manufacture of SRAM in resolutions down to 65-nanometer in both high speed and low power designs, and for the manufacture of flash memory and embedded flash in resolutions down to 0.18 micron.
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
     The table below presents a breakdown of our net sales during the last three years by each semiconductor type:

	Year ended December 31,
	2003		2004		2005
Semiconductor Type	Net Sales	Percentage	Net Sales	Percentage	Net Sales	Percentage
			(in millions, except percentages)
CMOS
Logic	NT$157,526	77.6%	NT$174,905	68.0%	NT$199,657	74.9%
Memory	3,045	1.5	22,120	8.6	2,133	0.8
Mixed-Signal(1)	40,599	20.0	50,414	19.6	63,442	23.8
BiCMOS(2)	406	0.2	1,029	0.4	1,066	0.4
Others	1,421	0.7	8,745	3.4	267	0.1
Total	NT$202,997	100.0%	NT$257,213	100.0%	NT$266,565	100.0%

(1)	Mixed-signal semiconductors made with the CMOS process.

(2)	Mixed-signal and other semiconductors made with the BiCMOS process.

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
     To accelerate the time-to-market for our customers, we provide a set of foundation library and selected silicon intellectual property to help designers expedite their design process. Our library and intellectual property portfolio includes standard logic cells, input/output interface cells, and memory/analog blocks. Each library and silicon intellectual property portfolio is designed to maximize performance while minimizing area and power consumption. We also enter into arrangements with third-party providers to provide to our customers a broader range of library and silicon intellectual property offerings.
     With advanced process technologies entering the nano-meter range, designers require more guidance to deal with the increasing complexities of managing performance and power consumption. Also, due to limited design and process margin on nano-meter technologies, fabless designers are required to work closely with a foundry to ensure that their designs are suitable for commercial manufacturing and can quickly be transferred to manufacturing. For these purposes, we have provided DFM, or design for manufacturing services. In addition, we created DFM models for advanced design flows that we co-developed with major design automation companies. We also apply these advanced design flows in our chip implementation services.
     Multiproject Wafers Program. To help our customers reduce costs, we offer a dedicated multiproject wafer processing service that allows us to provide multiple customers with wafers produced with the same mask. This program eliminates costly and time-consuming repetitive mask and wafer runs and reduces mask development costs by a very significant factor, resulting in accelerated time-to-market for our customers. We have extended this program to all customers and library and IP partners using our 65nm process technology. This extension offers a routinely scheduled multiproject wafer run to customers on a shared-cost basis for prototyping and verification.
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
Research and Development
     The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$12,713 million, NT$12,516 million and NT$14,017 million (US$427 million) in 2003, 2004 and 2005, respectively, on research and development, which represented 6.3%, 4.9% and 5.3%, respectively, of our net sales for these periods. We plan to continue to invest significant amounts on research and development in 2006, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have recently allowed us to provide our customers access to certain advanced process technologies, such as 90-nanometer and 80-nanometer NexsysSM technology for volume production, and 65-nanometer NexsysSM technology for engineering prototypes and early production, prior to the implementation of those advanced process technologies by many integrated device manufacturers and our competitors.
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
     We also continuously create in-house inventions and know-how. Since our inception, every year we apply for and are issued a substantial number of United States and other patents, most of which are semiconductor-related.
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
     Raw materials costs constituted 12.0% of our net sales in 2004 and 13.2% of our net sales in 2005. The three largest components of raw material costs — wafers, gas and chemicals — accounted for 42.9%, 11.1% and 18.0%, respectively, of our raw material costs in 2004 and 42.2%, 9.4% and 20.5%, respectively, of our raw material costs in 2005. Most of our raw materials generally are available from several suppliers. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material so that a quality or delivery problem with any one vendor will not adversely affect our operations. The quality and delivery performance of each vendor is evaluated monthly or quarterly and quantity allocations are adjusted for subsequent periods based on the evaluation.
     The most important raw material used in our production is silicon wafers, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Shin-Etsu Handotai and SUMCO CORPORATION of Japan, Siltronic AG of Germany, and MEMC Electronic Materials, Inc. of the United States. Together they supplied approximately 82% of our total wafer needs in both 2004 and 2005, respectively. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of 150mm, 200mm and 300 mm wafers. However, surge demand for some specialty products that require use of specialty wafers may sometimes cause a sudden shortage of the supply of specialty wafers. After a moderate increase of wafer prices in 2000, the price of wafers decreased slightly during 2003, 2004 and 2005. In order to secure a reliable and flexible supply of high quality wafers, we entered into long-term agreements and intend to develop strategic relationships with major wafer vendors to cover our anticipated wafer needs for the next three to five years.
Competition
     We compete internationally and domestically with dedicated foundry service providers, as well as with integrated device manufacturers that devote a portion of their manufacturing capacity to foundry operations. We compete primarily on the basis of process technology, quality and service. The level of competition differs according to the process technology involved. For example, in more mature technologies, the competition tends to be more intense. Some companies compete with us in selected geographic regions or application end markets. In recent years, substantial investments have been made by others to establish new dedicated foundry companies in mainland China and elsewhere.
Environmental Regulation
     The semiconductor production process generates gaseous chemical wastes, liquid wastes, waste water and other industrial wastes in various stages of the manufacturing process. We have installed various types of pollution control equipment for the treatment of gaseous chemical wastes and liquid wastes and equipment for the recycling of treated water in our fabs. Our operations at our fabs are subject to regulation and periodic monitoring by the ROC Environmental Protection Administration, US Environmental Protection Agency or State Environmental Protection Administration of mainland China, and local environmental protection authorities, including the Science Industrial Park Administration, the Washington State Department of Ecology or the Shanghai Environmental Protection Bureau.
     We have adopted pollution control measures which are expected to result in the effective maintenance of environmental protection standards consistent with the practice of the semiconductor industry in Taiwan, the US and mainland China. We conduct an annual environmental audit to ensure that we are in compliance in all material respects with, and we believe that we are in compliance in all material respects with, applicable environmental laws and regulations. Furthermore, our waste reduction steps fully meet Taiwan regulatory requirements. We received ISO14001 certification in August 1996 and continue to implement improvement programs in connection with this certification. In January 2000, we received OHSAS18001 certification for our occupational health safety management system. All our manufacturing sites in Taiwan were ISO14001 and OHSAS18001 certified in 2005. Fab 10, our manufacturing site in mainland China, has received ISO 14001 and OHSAS18001 certification in 2005. WaferTech obtained ISO 14001 certification in 2001. While WaferTech has not obtained OHSAS18001 certification, it has applied for the Washington State Voluntary Protection Program in 2005 and is expected to be audited for its membership in June 2006. Membership in the Washington State Voluntary Protection Program represents the official recognition of the State of Washington for outstanding efforts in achieving exemplary occupational safety and health. In 2005, we received the “National Award for Outstanding Achievements in Industrial Waste Disposal and Resources and Recycling” from the ROC EPA and the “Water Conservation Outstanding Performance Award” from the Water Resource Agency. Moreover, WaferTech has been a member of U.S. EPA’s Performance Track Program since 2004. For its past safety performance, WaferTech has received four “Meritorious Achievement” awards from the State of Washington Department of Labor and Industry.
     In 2001, we have expressed our voluntary commitment to reducing perfluorinated compounds (PFCs) emissions to 10% below the average emission value of 1997 and 1999 by 2010, based on the standard set forth in a Memorandum of Understanding by the Taiwan Semiconductor Industrial Association. In our effort to achieve such commitment, the evaluation and implementation of projects including process optimization, chemical replacement and abatement systems have been commenced by us.
Electricity and Water
     We use substantial amounts of electricity supplied by Taiwan Power Company in our manufacturing process. Businesses in the Hsinchu Science Park and Southern Taiwan Science Park, such as ours, enjoy preferential electricity supply. We have sometimes suffered power outages caused by our major electricity supplier, the Taiwan Power Company, which lead to interruptions in our production schedule. For example, on April 10, 2004, a power outage caused by a circuit trip of a high voltage underground cable line of Taiwan Power Company, causing an approximately 0.6 day loss of wafer movement at Fab 8 and Fab 12, and on October 3, 2005, a serious power dip (an abrupt decrease of voltage in power supply) caused by a short-circuit fault of Taiwan Power Company’s Hsinchu Main Station, affected our fabs in Hsinchu Science Park. Similarly, our operation in mainland China may also suffer power outages which could disrupt our operation. For example, our Fab 10 in Shanghai suffered a power outage for about one hour in May 2005 caused by lightning striking in the vicinity of Fab 10.
     The semiconductor manufacturing processes also use extensive amounts of fresh water. Due to the growth of the semiconductor manufacturers in the Hsinchu Science Park and Southern Taiwan Science Park, and the droughts that Taiwan experiences from time to time, there is concern regarding future availability of sufficient fresh water and the potential impact insufficient water supplies may have on our semiconductor production. A recently completed pipeline connecting reservoirs in Tainan with the river in Kaoshiung area has provided additional water supplies to the Southern Taiwan Science Park. Under the government’s current water management policies, we currently expect to have sufficient water supplies for our production. Moreover, a large dam in the Hsinchu area is expected to be in service in late 2006, and should gradually increase the fresh water available in the Hsinchu Science Park until late 2007. We have not experienced any water shortages at Fab 10, our manufacturing site in mainland China, and WaferTech.
Risk Management
     We have emergency plans for the response to natural disaster and other disruptive events that could disrupt the operation of our business, and these emergency plans are developed to prevent or minimize loss of personnel and damage to our facilities, equipment and machinery caused by nature disaster and other disruptive events. We also maintain insurance with respect to our facilities, equipment and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks including fire, typhoon, earthquake and some other risks generally up to the respective policy limits for their replacement values and lost profits due to business interruption. In addition, we have insurance policies covering losses in respect of the construction and erection of Fab 10, Fab 12 and Fab 14. Equipment and inventories in transit are also insured.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
Overview
     We manufacture a variety of semiconductors based on designs provided by our customers. We also provide various design services. Our business model is now commonly called a “dedicated semiconductor foundry”. The foundry segment of the semiconductor industry as a whole experienced rapid growth over the last 19 years since our inception. As the leader of the foundry segment of the semiconductor industry, our net sales and net income increased from NT$125,885 million and NT$14,483 million in 2001 to NT$266,565 million (US$8,127 million) and NT$93,575 million (US$2,853 million) in 2005, respectively, despite one major industry downturn over that same period. In 2001, the semiconductor industry experienced a significant downturn due to a slowdown in the global economy, overcapacity in the semiconductor industry and a worldwide semiconductor inventory adjustment that led to decreases in our net sales and net income in 2001. In 2002, the semiconductor industry reported little revenue growth as growth in volume was significantly offset by erosion in average selling prices. Our net sales and net income increased from NT$125,885 million and NT$14,483 million in 2001 to NT$162,301 million and NT$21,610 million in 2002. The recovery of the semiconductor industry combined with a more favorable product mix resulted in an increase of our net sales and net income from NT$162,301 million and NT$21,610 million in 2002 to NT$202,997 million and NT$47,259 million in 2003. Our net sales and net income in 2004 further increased to NT$257,123 million and NT$92,316 million, respectively, primarily as a result of the continued growth of the semiconductor industry combined with a more favorable product mix. The market demand in the semiconductor industry remained strong in 2005 but there was continued price pressure. Our net sales and net income in 2005 were NT$266,565 million (US$8,127 million) and NT$93,575 million (US$2,853 million), respectively.
     The principal source of our revenue is wafer fabrication, which accounted for approximately 90% of our net sales in 2005. The rest of our net sales is derived from design, mask making, probing, and testing and assembly services. Factors that significantly impact our revenue include:
•	the worldwide demand for semiconductor products;

•	the worldwide semiconductor production capacity as well as our production capacity;

•	capacity utilization;

•	technology migration;

•	pricing; and

•	fluctuation in foreign currency exchange rate.
     Production Capacity and Capacity Utilization. One of the key factors influencing our revenue and profit margin is our capacity utilization. Because a high percentage of our cost of sales is of a fixed nature, operations at or near full capacity can have a significant positive effect on profitability. We have expanded our aggregate capacity from approximately 358,044 wafers per month as of year-end 2001 to approximately 555,084 wafers per month as of year-end 2005. Our annual sales volume grew from 2,159,000 200mm equivalent wafers in 2001 to approximately 5,622,000 200mm equivalent wafers in 2005. Our average utilization rate for each quarter of 2005 was 78%, 85%, 96% and 104%, respectively. Our annual utilization rate for 2005 decreased by 8% to 92%, compared to 100% for 2004, primarily due to lower market demands in the first half of 2005 and increased capacity. Starting from the first quarter of 2003, we revised our capacity utilization rate calculation to exclude engineering wafers and Vanguard capacity to reflect our own production capacity and our contractually committed capacity.
     Technology Migration. Since our establishment, we have regularly developed and made available to our customers manufacturing capabilities for wafers with increasingly higher circuit resolutions. Wafers designed with higher circuit resolutions can either yield a greater number of dies per wafer or allow these dies to be able to integrate more functionality and run faster in application. As a consequence, higher circuit resolution wafers generally sell for a higher price than those with lower resolutions. In addition, we began in November 2001 offering our customers production of 300mm wafers which can produce a greater number of dies than 200mm wafers. Advanced technology wafers have accounted for an increasingly larger portion of our sales since their introduction as the demand for advanced technology wafers has increased. Because of their higher selling price, advanced technology wafers account for a larger pro rata portion of our sales revenue as compared to their pro rata share of unit sales volume. The higher selling prices of semiconductors with higher circuit resolutions usually offset the higher production costs associated with these semiconductors once an appropriate economy of scale is reached. Although mainly dictated by supply and demand, prices for wafers of a given level of technology typically decline over the technology’s life cycle. Therefore, we must continue to offer additional services and to develop and successfully implement increasingly sophisticated technological capabilities to maintain our competitive strength.
     The table below presents a percentage breakdown of wafer sales by circuit resolution during the last three years:

	Year ended December 31,
	2003	2004	2005
	Percentage of total wafer	Percentage of total wafer	Percentage of total wafer
Resolution	revenue(1)	revenue(1)	revenue(1)
≤0.13 micron	17%	28%	45%
0.15 micron	20	13	9
0.18 micron	26	27	24
0.25 micron	20	15	10
0.35 micron	9	10	6
>0.5 micron	8	7	6
Total	100%	100%	100%

(1)	Percentages represent wafer revenue by technology as a percentage of total revenue from wafer sales, which exclude revenue not associated with wafer sales, such as revenue from testing and masks. Total wafer revenue excludes sales returns and allowances.
     Pricing. We usually establish pricing levels for a specific period with our customers, subject to adjustment during the course of that period to take into account market developments and other factors. We believe that our large capacity, flexible manufacturing capabilities, focus on customer service and ability to deliver high yields in a predictable and timely manner have contributed to our ability to obtain premium pricing for our wafer production. Our historical pricing policy is to pass through to our customers a portion of cost savings realized as our production processes migrate to more advanced technologies and our manufacturing operations achieve higher yields and greater economy of scale.
Critical Accounting Policies
     Summarized below are our accounting policies that we believe are both important to the portrayal of our financial results and involve the need for management to make estimates about the effect of matters that are uncertain in nature. Actual results may differ from these estimates, judgments and assumptions. Certain accounting policies are particularly critical because of their significance to our reported financial results and the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments made by our management in preparing our financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes, which are included in this annual report.
     Revenue recognition. We recognize revenue when evidence of an arrangement exists, the shipment is made, price is fixed or determinable, and the collectibility is reasonably assured. Revenue from the design and manufacturing of photo masks, which are used as manufacturing tools in the fabrication process, is recognized when the photo masks are accepted by our customers. We record a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted at a specific percentage based on historical experience, our management’s judgment, and any known factors that would significantly affect the allowance, and our management periodically reviews the adequacy of the percentage used. However, because of the inherent nature of estimates, actual returns and allowances could be different from our estimates. If the actual returns are greater than our estimated amount, we could be required to record an additional provision, which would have a negative impact on our recorded revenue and gross margin.

     As of December 31, 2003, 2004 and 2005, the amount set aside for sales returns and allowances recorded in the accompanying statements of income was NT$4,252 million, NT$4,650 million and NT$5,806 million (US$177 million), respectively, representing 2.1%, 1.8% and 2.2% of our net sales for the years ended December 31, 2003, 2004 and 2005. In 2002, 2003 and 2004, no additional provisions were recorded subsequent to the year-end because actual returns and allowances did not exceed the estimated amounts. For the year ended December 31, 2005, we also did not have to record any additional provisions as of February 28, 2006.
     Allowances for doubtful accounts. We record provisions for doubtful accounts based on a percentage of accounts receivables due from our customers. We determine this percentage by examining our historical collection experience and current trends in the credit quality of our customers as well as our internal credit policies. If the financial condition of our customers, or economic conditions in general, were to deteriorate, additional allowances may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our operating income and net income.
     As of December 31, 2003, 2004 and 2005, the allowance set aside for doubtful receivables was NT$1,020 million, NT$983 million and NT$981 million (US$30 million), respectively, representing 3.6%, 3.1% and 2.3% of our gross accounts receivables as of those dates. For the years ended December 31, 2003 and 2004, we did not have to record any additional allowances subsequent to year-end. For the year ended December 31, 2005, we also did not have to record any additional allowances as of February 28, 2006.
     Inventory valuation. Inventories are stated at the lower of cost or market value. Market value represents the net realizable value for finished goods and work-in-progress, and replacement costs for raw materials, supplies and spare parts. Due to rapid technology changes, we also evaluate our ending inventory and reduce the carrying value of inventory for estimated obsolescence and unmarketable inventory by an amount that is the difference between the cost of the inventory and the lower of the estimated market value. The estimated market value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon, which is generally 180 days or less. If actual demand and market conditions are less favorable than those projected by management, additional write-downs may be required. If actual demand and market conditions are more favorable than anticipated, inventory previously written down may be sold at a higher price, resulting in lower cost of sales and higher income from operations than expected in that period.
     As of December 31, 2003, 2004 and 2005, we recorded inventory valuation allowances in the aggregate amount of NT$1,364 million, NT$1,578 million and NT$1,686 million (US$51 million), respectively. Our inventory valuation allowances were primarily for estimated scraps and defects. For the years ended December 31, 2003 and 2004, we did not have to record any additional allowances subsequent to year-end. For the year ended December 31, 2005, we also did not have to record any additional allowances as of February 28, 2006.
     Valuation allowance for deferred tax assets. When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then establish a valuation allowance equal to the extent, if any, that it is more likely than not that deferred tax assets will not be realized. We record an income tax benefit or expense when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. Specifically, our valuation allowances are impacted by our expected future revenue growth and profitability, tax holidays, and the amount of tax credits that can be utilized within the statutory period. In determining the amount of valuation allowance for deferred tax assets as of December 31, 2005, we considered past performance, the general outlook of the semiconductor industry, future taxable income and prudent and feasible tax planning strategies.
     Because the determination of the amount of valuation allowance is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the amount of valuation allowance that we have recorded. Because our expectation for future profitability is generally less during periods of reduced revenue, we will be more likely to provide significant valuation allowances with respect to deferred tax assets during those periods of already reduced income.

     As of December 31, 2003, 2004 and 2005, the ending balance for valuation allowances under ROC GAAP were NT$15,957 million, NT$14,611 million and NT$11,191 million (US$341 million), respectively, representing 62.7%, 58.0% and 44.5% of net deferred tax assets as of those dates.
     Valuation of long-lived assets and intangible assets. We assess the impairment of long-lived assets and intangible assets whenever triggering or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. Our long-lived assets subject to this evaluation include property, plant and equipment and amortizable intangible assets. Factors we consider important which could trigger an impairment review include, but are not limited to, the following:
•	significant under performance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or our overall business strategy; and

•	significant unfavorable industry or economic trends.
     When we determine that the carrying value of intangible assets and other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment for long-lived assets based on a projected future cash flow. If the long-lived or intangible assets that are determined to be impaired are to be held and used, we recognize an impairment loss through a charge to our operating results to the extent the present value of discounted cash flows attributable to the assets are less than their carrying value. We also perform periodic review to identify the assets that are no longer used and are not expected to be used in future periods. An impairment charge is recorded to the extent, if any, that the carrying amount of the idle assets exceeds their fair value. Under ROC GAAP, if the recoverable amount increases in a future period, the amount previously recognized as impairment will be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.
     The process of evaluating the potential impairment of long-lived assets requires significant judgment. We are required to review for impairment groups of assets related to the lowest level of identifiable independent cash flows. Due to our asset usage model and the interchangeable nature of our semiconductor manufacturing capacity, we must make subjective judgments in determining the independent cash flows that can be related to specific asset groups. In addition, because we must make subjective judgments regarding the remaining useful lives of assets and the expected future revenue and expenses associated with the assets, changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods. Our projection for future cash flow is generally less during periods of reduced earnings. As a result, an impairment charge is more likely to occur during a period when our operating results are already otherwise depressed.
     Under ROC GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no future economic benefits are written down to their fair value and recorded as either idle assets or assets held for disposition. However, prior to 2005 ROC GAAP did not provide guidelines for impairment of assets that could still be used in the business. Therefore prior to 2005, long-lived assets that could still be used in the business and were impaired under US GAAP continued to be depreciated for ROC GAAP purposes. In 2000, WaferTech recorded approximately US$ 330 million as impairment under US GAAP. No additional impairment was recorded since then, as the amount of impairment determined based on discounted cash flow or comparable market prices higher than the carrying value of the long-lived assets.
     Net long-lived assets and intangible assets amounted to NT$251,830 million (US$7,678 million) under ROC GAAP as of December 31, 2005.
     Goodwill. Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Under US GAAP, and effective on January 1, 2005 under ROC GAAP, we assess the impairment of goodwill on an annual basis, or more frequently whenever triggering events or changes in circumstances indicate that goodwill may be impaired and carrying value may not be recoverable. Moreover, effective on January 1, 2006, goodwill is no longer amortizable under ROC GAAP. Factors we consider important which could trigger an impairment review include, without limitation, the following:

•	significant decline in our stock price for a sustained period; and

•	significant decline in our market capitalization relative to net book value.
     Application of the goodwill impairment test is also highly subjective and requires significant judgment, including the identification of reporting units, assigning assets and liabilities to the relevant reporting unit, assigning goodwill to the relevant reporting unit, and determining the fair value of the relevant reporting unit. We have identified that we have only one reporting unit. The fair value of the reporting unit is compared to the associated carrying value including goodwill.
     Goodwill recorded from the acquisition of TSMC-Acer and WaferTech are evaluated for impairment under one reporting unit on an annual basis. Based on our most recent evaluation, the fair value calculated by using the market capitalization method was higher than the associated carrying value. As a result, we did not record any impairment charge.
     Goodwill amounted to NT$ 6,011million (US$183 million) under ROC GAAP as of December 31, 2005.
     Accounting for investments in private and publicly-traded securities. We hold equity interests in companies, some of which are publicly traded and have highly volatile share prices. We review all of our investments for impairment quarterly and record an impairment charge when we believe an investment has experienced an other-than-temporary decline in value. Determining whether an other-than-temporary decline in value of the investment has occurred is highly subjective. Such evaluation is dependent on the specific facts and circumstances. Factors we consider include, but are not limited to, the following: the market value of the security in relation to its cost basis, the duration of the decline in value, the financial condition of the investees, and our intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment. Impairment reviews with respect to private equity investments also require significant judgments. Factors indicative of an other-than-temporary decline in value include recurring operating losses, credit defaults and subsequent rounds of financings at valuation below the cost basis of the investment.
     We have experienced significant declines in the value of certain privately held investments and recorded impairment loss of NT$653 million, NT$351 million and NT$129 million (US$4 million) in 2003, 2004 and 2005, respectively. While we have recognized all declines that are currently believed to be other-than-temporary as a charge to income, adverse changes in market conditions or poor operating results of underlying investments could result in further losses in future periods.
Results of Operations
     The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of income, expressed in each case as a percentage of net sales:

	For the year ended December 31,
	2003	2004	2005
Net sales	100.0%	100.0%	100%
Cost of sales	(63.1)	(55.0)	(55.7)
Gross profit	36.9	45.0	44.3
Operating expenses
General and administrative	(4.0)	(4.4)	(3.4)
Sales and marketing	(1.3)	(1.3)	(1.6)
Research and development	(6.3)	(4.9)	(5.3)
Total operating expenses	(11.6)	(10.6)	(10.3)
Income from operations	25.3	34.4	34.0
Non-operating income and gains	2.8	2.4	2.7
Non-operating expenses and losses	(2.9)	(1.0)	(1.4)
Income before income tax and minority interest	25.2	35.8	35.3
Income tax (expense) benefit	(1.9)	0.1	(0.2)
Income before minority interest	23.3	35.9	35.1
Minority interest in loss (income) of subsidiaries	0.0	0.0	0.0
Net income	23.3%	35.9%	35.1%

Year to Year Comparisons
     Net Sales and Gross Margin

	For the Year Ended December 31,
			%			%
			Change			Change
	2003	2004	from 2003	2005		from 2004
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Net sales	202,997	257,213	26.7%	266,565	8,127	3.6%
Cost of sales	(128,113)	(141,394)	10.4%	(148,362)	(4,523)	4.9%

Gross profit	74,884	115,819	54.7%	118,203	3,604	2.1%

Gross margin percentage	36.9%	45.0%	—	44.3%	44.3%	—
     Net Sales
     Our net sales in 2005 increased by 3.6% from 2004. The increase in our net sales in 2005 was largely attributable to an increase in customer demand, which resulted in a 12.3% increase in wafer shipment in 2005, from 5,007 thousand 200mm equivalent wafers in 2004 to 5,622 thousand 200mm equivalent wafers in 2005. The increase in sales volume was partially offset by a 4% decrease in the average selling price of our wafers in US dollar terms in 2005. The decrease in the average selling price of our wafers in US dollar terms was primarily the result of a decline in pricing for the same product or technology, partially offset by a more favorable product mix as we saw a shift in product mix toward higher priced products using more advanced technologies. Our sales in 2005 were also negatively impacted by a stronger NT dollar against US dollar, 4%, as the majority of our sales are denominated in US dollars. Our notes and accounts receivable were NT$43,082 million as of December 31, 2005, an increase of 38% from NT$31,214 million as of December 31, 2004 reflecting a significant increase in net sales in the last two months of 2005 as compared to the same period in 2004.
     Our net sales in 2004 increased by 26.7% from 2003. The significant increase in our net sales in 2004 was largely attributable to an increase in customer demand, which resulted in a 35.3% increase in wafer shipment in 2004, from 3,700 thousand 200mm equivalent wafers in 2003 to 5,007 thousand 200mm equivalent wafers in 2004. The increase in sales volume was partially offset by a 3% decrease in the average selling price of our wafers in US dollar terms in 2004 compared to 2003. The decrease in the average selling price of our wafers in US dollar terms was primarily the result of a decline in pricing for the same product or technology, partially offset by a more favorable product mix as we saw a shift in product mix toward higher priced products using more advanced technologies. Our sales in both 2004 and 2003 were negatively impacted by a stronger NT dollar against US dollar as the majority of our sales are denominated in US dollars.
     Gross Margin
     Our gross margin fluctuates, depending on the level of capacity utilization, wafer shipments and product mix, among other factors. Our gross margin declined to 44.3% of net sales in 2005 from 45.0% of net sales in 2004. The lower margin in 2005 was primarily driven by lower capacity utilization, resulting primarily from lower market demands in the first half of 2005 and increased capacity, which reduced the gross margin in 2005 by 3.6%. Capacity utilization rate decreased from 100% in 2004 to 92% in 2005. Higher wafer shipment, the improvement in overall product mix, and favorable cost reduction by 7.7% were offset by the unfavorable impact on gross margin of price declines by 3.4%, stronger NT dollar against US dollar by 1.8%, higher fixed manufacturing costs, and to a lesser extent increased material and labor costs typically required during early stages for the manufacturing of advanced semiconductors. Depreciation and amortization expenses related to cost of sales increased from NT$64,201 million in 2004 to NT$70,847 million (US$2,160 million) in 2005. The increase in depreciation and amortization expenses in 2005 reflects our capital investment in order to ramp up Fab 12 (Phase II) and Fab 14 (Phase I). We anticipate our depreciation and amortization expenses related to cost of sales for 2006 to remain at the same level as 2005 as a result of the benefits received from the reduced depreciation of facilities and equipment in 200mm fabs, the effect of which we expect will offset the depreciation and amortization for ongoing additional capital expenditures.
     Our gross margin improved to 45.0% of net sales in 2004 from 36.9% of net sales in 2003. The improved margin was primarily driven by higher capacity utilization, as we saw our capacity utilization increase from 89% in 2003 to 100% in 2004. Higher wafer shipment and the improvement in overall product mix during 2004 also offset the unfavorable impact on gross margin of price declines and higher fixed manufacturing costs, and to a lesser extent increased technology, material and labor costs typically required during early stages for the manufacturing of advanced semiconductors. Depreciation and amortization expenses related to cost of sales increased from NT$63,374 million in 2003 to NT$64,201 million in 2004. The increase in depreciation and amortization expenses in 2004 primarily reflects our capital investment in order to ramp up Fab 12 (Phase I) and Fab 14 (Phase I).
     Operating Expenses

	For the Year Ended December 31
			% Change			% Change
	2003	2004	from 2003	2005		from 2004
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Research and development	12,713	12,516	(1.5)%	14,017	427	12.0%
General and administrative	8,200	11,454	39.7%	9,085	277	(20.7)%
Sales and marketing	2,670	3,367	26.1%	4,132	126	22.7%

Total operating expenses	23,583	27,337	15.9%	27,234	830	(0.4)%

Percentage of net sales	11.6%	10.6%	—	10.3%	10.3%	—
Income from operations	51,301	88,482	72.5%	90,969	2,773	2.81%

Operating Margin	25.3%	34.4%	—	34.0%	34.0%	—
     Operating expenses decreased by NT$103 million in 2005, or 0.4%, from 2004, after an increase in operating expenses of NT$3,754 million in 2004, or 15.9%, from 2003.
     Research and Development Expenses
     We remain committed to being the leader in developing advanced process technology. We believe that continued investments in process technologies are essential for us to remain competitive in the markets we serve. Research and development expenditures increased by NT$1,501 million in 2005, or 12.0%, from 2004. Research and development expenses were higher in 2005 than in 2004 primarily due to the increase in expenses relating to development activities in 65, and 80/90 nanometer technologies in 2005 as compared to 2004. We plan to continue to invest significant amounts in research and development expenses in 2006.
     Research and development expenditures decreased by NT$197 million in 2004, or 1.5%, from 2003. The decrease in research and development expenses in 2004 was primarily due to the decrease in expenses related to development activities in 0.11 micron and 90 nanometer technologies in 2004 in comparison to 2003 as these technologies had become more mature in 2004. The decrease in research and development expenses in 2004 was partially offset by an increase in research and development expenditures in connection with our development activities in 65 nanometer technologies.
     General and Administrative, Sales and Marketing Expenses
     General and administrative, sales and marketing expenses decreased by NT$1,604 million in 2005, or 10.8%, from 2004. The decrease was primarily due to the opening expenses incurred in 2004 for Fab 12 (Phase II) and Fab 14 (Phase I). As a result, the operating expenses associated with Fab 12 (Phase II) and Fab 14 (Phase I) ceased to be accounted for as general and administrative expenses in 2005. The operating margin in 2005 was 34.0%, slightly lower than 34.4% in 2004.

     General and administrative, sales and marketing expenses increased NT$3,951 million in 2004, or 36.3%, from 2003. This increase was primarily due to Fab 14 (Phase I) opening expenses and increased marketing expenses associated with increased business activities. The operating margin increased from 25.3% in 2003 to 34.4% in 2004.
     Non-Operating Income and Expenses

	For the Year Ended December 31
			% Change			% Change
	2003	2004	from 2003	2005		from 2004
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Non-operating income and gains	5,669	6,016	6.1%	7,068	215	17.5%
Non-operating expenses and losses	(5,791)	(2,532)	(56.3)%	(3,773)	(115)	49.0%

Net non-operating income (expenses)	(122)	3,484	— (1)	3,295	100	(5.4)%

(1)	Not meaningful.
     Non-operating income and gains increased by NT$1,052 million in 2005, or 17.5%, from 2004. The increase was primarily due to a NT$1,286 million increase in interest income, settlement payments from Semiconductor Manufacturing International Corporation (“SMIC”) of NT$965 million, and subsidy income of approximately NT$322 million, partially offset by a NT$661 million decrease in net investment income recognized under equity method and a NT$915 million decrease in the net gain realized on sales of investments. The increase in interest income in 2005 was primarily the result of higher interest rate on interest bearing treasury assets and higher level of cash holding.
     Non-operating income and gains increased by NT$347 million in 2004, or 6.1%, from 2003. This increase was primarily attributable to a NT$2,094 million increase in net investment income recognized under equity method as a result of improved operating results of our unconsolidated affiliates, and a NT$896 million increase in interest income reflecting the addition of a significant amount of interest bearing instruments to our investment portfolio, partially offset by a NT$2,624 million decrease in the net gain realized on sales of investments.
     Non-operating expenses and losses increased by NT$1,241 million in 2005, or 49.0%, from 2004. This increase was primarily due to a NT$1,208 million increase in interest expense associated with our hedging activities. Even though our hedging activities were in line with past practice, interest expense resulting from such hedging activities increased in 2005 primarily due to a wider spread of applicable interest rates between US dollar and NT dollar.
     Non-operating expenses and losses decreased NT$3,259 million in 2004, or 56.3%, from 2003. This decrease was primarily attributable to a NT$1,506 million decrease in write-off of certain fixed and idle assets and related expenses, a NT$373 million decrease in foreign exchange loss as a result of the selection of appropriate hedging instruments with lower hedging cost, and a NT$437 million decrease in interest expense as a result of reduced borrowings.
     Income Tax Benefit (Expense)

	For the Year Ended December 31
			% Change				% Change
	2003	2004	from 2003		2005		from 2004
	NT$	NT$			NT$	US$
	(in millions)				(in millions)
Income tax benefit (expense)	(3,923)	363	—	(1)	(631)	(19)	—	(1)

Net income	47,259	92,316	95.3%		93,575	2,853	1.4%

Net margin	23.3%	35.9%	—		35.1%	35.1%	—

(1)	Not meaningful.

     In 2005, we incurred income tax expenses of approximately NT$631 million, compared to an income tax benefit of NT$363 million in 2004. The increase in income tax expenses resulted from a higher taxable income and an increase in our effective tax rate because some of our fabs have ceased to enjoy their tax exemption period. See “— Taxation” below for a further discussion. In 2006, due to the combined effects of an expected increase in taxable income, an anticipated decrease in tax credits and the expiration of the tax exemption period for some of our 200mm fabs in 2006, we expect the amount of income tax expense for 2006 will be significantly higher than that in 2005.
Liquidity and Capital Resources
     Our cash, cash equivalents and short-term investments amounted to NT$143,883 million (US$4,387 million) as of December 31, 2005, up from NT$128,410 million as of December 31, 2004. Our short-term investments primarily consist of agency bonds, corporate bonds, corporate issued asset-backed securities, bond funds, government bonds and a variety of money market funds. Cash and cash equivalents increased by NT$22,181 million in 2005, or 29.9%, from 2004 as compared to a decrease of NT$28,687 million in 2004, or 27.9%, from 2003.

	For the year ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in millions)		(in millions)
Net cash provided by operating activities	116,037	153,151	157,013	4,787
Net cash used in investing activities	(53,702)	(147,987)	(77,440)	(2,361)
Net cash used in financing activities	(27,073)	(32,181)	(57,969)	(1,767)
Net increase/(decrease) in cash	35,199	(28,687)	22,181	676
     Operating Activities
     In 2005, we generated NT$157,013 million (US$4,787 million) net cash from operating activities, as compared to NT$153,151 million in 2004. The increase in net cash from operating activities was primarily the result of net income of NT$93,575 million (US$2,853 million) in 2005 and of NT$92,316 in 2004, and depreciation and amortization of NT$75,649 million (US$2,306 million) and of NT$69,819 million in 2005 and 2004, respectively.
     In 2004, we generated NT$153,151 million net cash from operating activities, as compared to NT$116,037 million in 2003. The increase in net cash from operating activities was primarily the result of net income of NT$92,316 million in 2004 and of NT$47,259 million in 2003, and depreciation and amortization of NT$69,819 million and NT$69,161 million in 2004 and 2003, respectively.
     In 2005, depreciation and amortization expenses were NT$75,649 million (US$2,306 million), as compared to NT$69,819 million in 2004. The increase in depreciation and amortization expenses was primarily due to continuously increased depreciation associated with ramping up Fab 12 (Phase II) and Fab 14 (Phase I). We expect depreciation and amortization expenses to remain at approximately the same level in 2006, as compared with that in 2005, as we continue to ramp up capacity at Fab 12 and Fab 14, which will be partially offset by the benefits received from the reduced depreciation of our 200mm fabs.
     In 2004, depreciation and amortization expenses were NT$69,819 million, compared to NT$69,161 million in 2003. The increase in depreciation and amortization expenses in 2004 compared to 2003 was primarily due to increased depreciation associated with ramping up Fab 12 (Phase I) and Fab 14 (Phase I).
     Investing Activities

     In 2005, net cash used in investing activities was NT$77,440 million (US$2,361million), a decrease from NT$147,987 million in 2004. The decrease in net cash used in investing activities in 2005 was the result of more cash received from disposal of short-term and long-term investment in financial instruments and less spending on capital expenditures. Capital expenditures in 2005 related primarily to:
•	ramping up production at Fab 12 (Phase II) and Fab 14 (Phases I);

•	capacity expansion for mask operations;

•	developing process technologies such as sub-65 and 80/90nm nodes; and

•	other research and development projects.
     Net cash used in investing activities amounted to NT$147,987 million in 2004, a significant increase from NT$53,702 million in 2003. The primary cash usage for investing activities for 2003 and 2004 was for capital equipment purchases, which totaled NT$37,871 million and NT$81,095 million, respectively.
     We currently expect capital expenditures to be approximately US$2,600 million to US$2,800 million in 2006. We expect this amount to be spent primarily on process technologies such as sub-45 and 65nm nodes, ramping up Fab 12 (Phases II and III) and Fab 14 (Phase I) and commencing production at Fab 14 (Phase II), capacity expansion for mask operation, and other research and development projects. See “Item 4. Information on the Company — Capacity Expansion and Technology Upgrade Plans” for a discussion of our capacity expansion and capital expenditures.
     Financing Activities
     In 2005, net cash used in financing activities was NT$57,969 million (US$ 1,767 million), as compared to NT$32,181 million in 2004. The net cash used in financing activities in 2005 primarily reflects payments of cash dividends on our common stock of NT$46,420 million (US$1,415 million), payments of employee bonus of NT$3,086 million (US$94 million) and repayments of long-term bank loans and corporate bonds in amounts of NT$1,337 million (US$41 million) and NT$10,500 million (US$320 million).
     In 2004, net cash used in financing activities was NT$32,181 million, as compared to NT$27,073 million in 2003. The net cash used in financing activities in 2004 primarily reflects payments of cash dividends on our common stock of NT$12,137 million, repurchase of shares of NT$7,060 million, and repayments of NT$6,656 million in long-term bank loans and NT$5,000 million in corporate bonds. The net cash used in financing activities in 2003 primarily reflects payments for the redemption of preferred stock of NT$13,000 million and repayments of long-term bank loans and corporate bonds in the amounts of NT$8,916 million and NT$4,000 million, respectively.
     As of December 31, 2005, we had aggregate short-term debt of NT$329 million (US$10 million), current portion of long-term debt of NT$5 million (US$168 thousand) and aggregate long-term debt of NT$20,163 million (US$615 million). NT$329 million (US$10 million) of the short-term debt and NT$657 million (US$20 million) of the long-term debt were denominated in U.S. dollars. To protect against reductions in value and the volatility of asset value caused by changes in foreign exchange rates, we utilize derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge our currency exposure. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk” for a discussion of the hedging instruments we use. All of the short-term and NT$657 million of the long-term bank loans had floating interest rates based on the London interbank offer rate, or LIBOR. NT$19,500 million of the long-term bonds had fixed interest rates ranging from 2.60% to 5.36%. As of December 31, 2005, we had an aggregate of approximately NT$24,000 million (US$732 million) in unused short-term credit lines and an aggregate of approximately NT6,232 million (US$190 million) in unused long-term credit lines.
     Our loan agreements, credit facilities and guaranty agreements for the obligations of our consolidated subsidiaries contain covenants which, if violated, could result in our obligations under these agreements becoming due prior to the originally scheduled maturity dates. As of February 28, 2006, we were in compliance with our financial covenants.
     Cash Requirements
     The following table sets forth the maturity of our long-term debt (bank loans and bonds) and short-term debt (bank loans) outstanding as of December 31, 2005:

	Long-term debt	Short-term debt
	(in millions)
	NT$	NT$
During 2006	5	329
During 2007	7,004	—
During 2008	133	—
During 2009	8,263	—
During 2010 and thereafter	4,763	—
     The following table sets forth information on our material contractually obligated payments for the periods indicated as of December 31, 2005:

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(in NT$ millions)
Long-Term Debt(1)	20,168	5	15,400	263	4,500
Capital Lease Obligations(2)	598	—	—	—	598
Operating Leases(3)	2,802	371	1,034	440	957
Other Payments(4)	2,384	873	985	526	—
Capital Purchase or other Purchase Obligations(5)	10,957	10,902	55	—	—
Total Contractual Cash Obligations(6)	36,909	12,151	17,474	1,229	6,055

(1)	Includes loan payable and bond payable without interest payments.

(2)	Capital lease obligations represent our commitment for leases of property. The obligations are included in the consolidated balance sheets as other liability. See note 22 to our consolidated financial statements for additional details.

(3)	Operating lease obligations are described in note 22 to our consolidated financial statements.

(4)	Includes royalty and license payments, as well as payables for acquisition of property, plant and equipment, but excludes payments that vary based upon our net sales of certain products and our sales volume of certain other products.

(5)	Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments are not recorded on our balance sheet as of December 31, 2005, as we have not received related goods or taken title of the property.

(6)	Minimum pension funding requirement is not included since such amounts have not been determined. We made pension contributions of approximately NT$226 million in 2005 and we estimate that we will contribute approximately NT$233 million to the pension fund in 2006. See note 15 to our consolidated financial statements for additional details regarding our pension plan.
     During 2005, we entered into derivative financial instruments transactions to manage exposures related to foreign-currency denominated receivables or payables. As of December 31, 2005, our cash requirements in 2006 for outstanding forward exchange contracts and cross currency swaps contracts were approximately US$2,149 million, with our expected cash receipts of approximately NT$71,821 million. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information regarding our derivative financial instruments transactions. See also note 2 to the consolidated financial statements for our accounting policy of derivative financial instruments and note 25 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.
     We do not generally provide letters of credit to, or guarantees for, or engage in any repurchase financing transactions with, any entity other than our consolidated subsidiaries.
     We require significant amounts of capital to build, expand, upgrade and maintain our production facilities and equipment. We made capital expenditures of NT$37,871 million, NT$81,095 million and NT$ 79,879 million (US$2,435 million) in 2003, 2004 and 2005, respectively. We currently expect that our plans for the development of process technologies such as sub-45 and 65nm nodes and ramping up production at Fab 12 and 14 and other research and development projects will require capital expenditures in 2006 of approximately US$2,600 million to US$2,800 million.
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
US GAAP Reconciliation
     Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain material aspects from US GAAP. The following table sets forth a comparison of our net income and shareholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated:

	Year ended and as of December 31,
	2003	2004	2005	2005
	NT$	NT$	NT$	US$
		(in NT$ millions)
Net income in accordance with:
ROC GAAP	47,259	92,316	93,575	2,853
US GAAP	38,661	76,253	75,418	2,299
Shareholders’ equity in accordance with:
ROC GAAP	329,303	399,041	446,239	13,605
US GAAP	357,173	427,125	477,297	14,552
     Note 27 to the consolidated financial statements provides a description of the principal differences between ROC GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of certain items, including net income and shareholders’ equity. Differences between ROC GAAP and US GAAP that have a material effect on our net income as reported under ROC GAAP include compensation expense pertaining to stock bonuses to employees, marketable securities, impairment charges for long-lived assets, amortization of goodwill and 10% tax imposed on undistributed earnings.
     In June 2005, we distributed an aggregate bonus of NT$6,172 million, or 8% of our 2004 distributable net income, to our employees, 50% of which was paid in cash and 50% of which was paid in the form of common shares. The number of common shares distributed as part of employee bonuses is obtained by dividing the total nominal NT dollar amount of the bonus to be paid in the form of common shares by the par value of the common shares, at NT$10 per share, rather than their market value, which has generally been substantially higher than the par value. Under ROC GAAP, the distribution of employee bonus shares is treated as an allocation from retained earnings, and we are not required to, and do not, charge the value of the employee bonus shares against income. Under US GAAP, however, we are required to charge the market value of the employee bonus shares as employee compensation expense, which reduces our net income and income per share calculated in accordance with US GAAP. Since the amount and the form of the payment of the compensation is subject to shareholder approval and only determinable at the annual shareholders’ meeting, which is generally held after the issuance of our financial statements, under US GAAP the compensation expense is initially accrued at the nominal NT dollar amount of the aggregate bonus in the period to which it relates as if it were to be paid entirely in cash. The difference between the amount initially accrued and the market value of the common shares and cash issued as payment of all or any part of the bonus is recorded as employee compensation expense in the period in which shareholder approval is obtained, which normally occurs during the second fiscal quarter of the subsequent year. Therefore, net income and income per share amounts calculated in accordance with ROC GAAP and US GAAP differ accordingly. In addition, because the adjustment for market price for the purpose of US GAAP reconciliation is made in the second quarter of each fiscal year and the entire amount of the adjustment is charged to the results for such quarter, the adjustment has a disproportionate impact on the results for the second quarter under US GAAP.
     Under ROC GAAP, investments in marketable securities are stated at the lower of aggregate cost or market value, with the market value determined using the average-closing price during the last month of the period.

Investments in debt securities are carried at amortized cost. An allowance is recognized for any temporary decline in the market value of investments with readily ascertainable fair market value with the corresponding amount recorded as an unrealized loss presented as a separate item in shareholders’ equity. The carrying values of such investments whose fair market values are not readily determinable are reduced to reflect an other-than-temporary decline in their values, with the related impairment loss charged to income. Under US GAAP, debt and equity securities that have readily determinable fair market values are classified as either trading, available-for-sale or held-to-maturity securities. Trading securities are reported at fair value, with unrealized gains and losses included in the accompanying statements of income. Available-for-sale securities are also reported at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity. Additionally, under US GAAP, fair market value of listed stocks is determined using the closing price of the listed stock on the last trading day for the period.
     For purposes of US GAAP, we are required to periodically evaluate the recoverability of the carrying amount of our long-lived assets. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, we are required to compare undiscounted net cash flows estimated to be generated by those assets to the carrying value of those assets. To the extent that cash flows are less than the carrying value of the assets, we are required to record impairment losses for the difference between the carrying value and the fair value of the assets. Prior to 2005, under ROC GAAP, we were not required to record impairment losses of assets that could still be used in the business but were required to evaluate the impairment losses of idle assets which were purchased for use in the business but subsequently determined to have no use. Beginning from 2005, under ROC GAAP, when an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain, to the extent of the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Please see note 27.c. to the consolidated financial statements for a more detailed discussion of the impairment of long-lived assets and US SFAS No. 144.
     Under ROC GAAP, prior to January 1, 2006, goodwill was amortized over ten years. Under US GAAP, prior to January 1, 2002, goodwill was amortized over five or ten years. Effective January 1, 2002, we adopted US SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with US SFAS No. 142, goodwill is no longer amortized, and instead is assessed for impairment on at least an annual basis. In addition, in connection with our acquisition of TSMC-Acer, goodwill from the 1999 acquisition of the initial 32% interest in TSMC-Acer was recognized for ROC GAAP purposes since the goodwill was from an acquisition paid in cash. However, goodwill from the 2000 acquisition of the remaining 68% interest in TSMC-Acer was not recognized under ROC GAAP. Rather it was netted against capital surplus since the goodwill was from a business combination in the form of a share exchange. Under US GAAP, goodwill from both acquisitions was recognized. Effective January 1, 2006, under ROC GAAP, goodwill will no longer be amortized and will be assessed for impairment on at least an annual basis.
     In ROC, a 10% tax is imposed on any undistributed earnings. For ROC GAAP purposes, we record the 10% tax on undistributed earnings in the year of shareholders’ approval. Under US GAAP, the 10% tax on undistributed earnings should be accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year. An expense is recognized in the year in which earnings are recorded under US GAAP, which may be offset by available tax credits.
Taxation
     We are eligible for a four-year tax holiday for income generated from construction and capacity expansions of production facilities. The exemption period may begin at any time within four years following the completion of a construction or expansion. The aggregate tax benefits of such exemption periods in 2003, 2004 and 2005 were NT$5,256 million, NT$14,713 million and NT$12,243 million respectively. We commenced the exemption period for Fab 6 in 2001, part of Fab 8 in 2002 and part of Fab 2, and Fab 3, 4, 5 and 6 in 2003, and Fab 12 (Phase I) in 2004.
     Under regulations promulgated under the ROC Statute for Upgrading Industries, we are entitled to a tax credit for specified percentages of purchases of equipment used in manufacturing processes. The rate of such tax credit was 11% of such investments in 2005, and is expected to be 7% of such investments in 2006.

     The ROC government enacted the ROC Alternative Minimum Tax Act (“AMT Act”) which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the ROC AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the ROC AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the ROC AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the ROC AMT. We currently expect the AMT to have a minimal effect on our income tax expense in 2006.
Off-Balance Sheet Arrangements
     There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors, Supervisors and Executive Officers
MANAGEMENT
     Members of our board of directors are elected by our shareholders. Our board of directors is composed of eight directors. The chairman of the board of directors is elected by the directors. The chairman of the board of directors presides at all meetings of the board of directors, and also has the authority to act as our representative. The term of office for directors is three years.
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

     In order to strengthen corporate governance of companies in Taiwan, effective January 1, 2007, the newly amended ROC Securities and Exchange Law authorizes the ROC Financial Supervisory Commission, after considering the scale, shareholding structure and business nature of a public company, to require a public company to have at least two independent directors but no less than one fifth of the total number of directors.
     Also, pursuant to the newly amended ROC Securities and Exchange Law, a public company is required to either establish an audit committee or to have supervisors, provided that the Financial Supervisory Commission may, after considering the scale, shareholding structure and business nature of a public company, require the company to set up an audit committee to replace its supervisors. A public company’s audit committee should be composed of all of its independent directors but not less than three, of which at least one member should have accounting or finance expertise. The relevant provisions under the ROC Securities and Exchange Law, the ROC Company Law and other laws currently applicable to supervisors will apply to the audit committee. The audit committee requirements will take effect on January 1, 2007.
     Pursuant to the ROC Company Law, a person may serve as our director or supervisor in his personal capacity or as the representative of another legal entity. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. However, to strengthen the independence of directors, effective from January 1, 2007, under the newly amended ROC Securities and Exchange Law, multiple representatives appointed by the same legal entity can no longer be permitted to concurrently be elected or act as a director, on the one hand, and a supervisor, on the other, of a public company, unless otherwise permitted by the Financial Supervisory Commission. The Financial Supervisory Commission ruled on March 10, 2006 to allow multiple representatives appointed by the same legal entity to concurrently serve as director and supervisor so long as their tenure began before January 1, 2007. Of our eight directors, one is representative of Philips and one is a representative of the Development Fund. Of our three supervisors, one is a representative of Philips and one is a representative of the Development Fund.
     The following table sets forth the name of each director, supervisor and executive officer, their positions, the year in which their term expires and the number of years they have been with us as of February 28, 2006. The business address for each of our directors, supervisors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

			Years
		Term	with our
Name	Position with our company	Expires	company
Morris Chang(1)	Chairman	2006	19
J.C. Lobbezoo	Director (Representative of Philips)	2006	12
F.C. Tseng	Vice Chairman	2006	19
Stan Shih	Director	2006	6
Chintay Shih	Director (Representative of the Development Fund)	2006	9
Lester Carl Thurow	Director	2006	4
Sir Peter Leahy Bonfield	Director	2006	4
Rick Tsai(1)	Director, President and Chief Executive Officer	2006	16
Michel Besseau	Supervisor (Representative of Philips)	2006	1
James C. Ho	Supervisor (Representative of the Development Fund)	2006	2
Michael E. Porter	Supervisor	2006	4
Shang-Yi Chiang	Senior Vice President of Research and Development	—	9
Kenneth Kin	Senior Vice President of Worldwide Sales and Services	—	5
Steve Tso	Senior Vice President and Chief Information Officer, Information Technology/Materials Management and Risk Management	—	9
C.C. Wei	Senior Vice President of Operations I	—	8
Mark Liu	Senior Vice President of Operations II	—	12
Lora Ho	Vice President, Chief Financial Officer and Spokesperson	—	7
M.C. Tzeng	Vice President of Operations, Deputy of Operations I	—	19

			Years
		Term	with our
Name	Position with our company	Expires	company
Richard Thurston	Vice President and General Counsel	—	4
Chiam Wu	Vice President of Customer Partnership Development	—	4
P.H. Chang	Vice President of Corporate Human Resources	—	6
W.J. Lo	Vice President of Operations II	—	2
Jason Chen	Vice President of Corporate Development	—	2

(1)	Effective July 1, 2005, Rick Tsai replaced Mr. Morris Chang as the Chief Executive Officer.
     Morris Chang has been the Chairman of our board of directors since our establishment and was our Chief Executive Officer until June 2005. From 1985 to 1994, he was President and then Chairman of the board of directors of ITRI. Prior to that, Mr. Chang was President and Chief Operating Officer of General Instrument Corporation; Corporate Group and Senior Vice-President for Texas Instruments. He holds a bachelor’s degree and a master’s degree in mechanical engineering from the Massachusetts Institute of Technology and a Ph.D. in electrical engineering from Stanford University and has been active in the semiconductor industry for 51 years.
     J.C. Lobbezoo is a director. He was also appointed on February 14, 2006 to serve as financial expert consultant to our Audit Committee. He is also the Executive Vice President of Philips International and the Chairman of the board of directors of SSMC. He took up his current responsibility with Philips in 2005 after serving eleven years as Chief Financial Officer with Philips Semiconductors. He joined Philips in 1970 and has worked in finance and control positions in Nigeria, South Africa and Scandinavia as well as The Netherlands. A Dutch national, Mr. Lobbezoo has a master’s degree in business economics from Erasmus University, Rotterdam, The Netherlands. He is a member of the Dutch Institute of Chartered Accountants (NIVRA). Furthermore, he represents Philips as a member of the board of FEI Company, Portland, Oregon USA.
     F.C. Tseng is a director. He has been our Vice Chairman since July 2005. He was Deputy Chief Executive Officer from August 2001 to June 2005. He is the Chairman of Global Unichip Corp. and also a director of Prosperity Venture Capital Corp., digimax, Inc. and Allegro Manufacturing Pte. Ltd. He formerly served as the President of Vanguard from 1996 to 1998 and our President from May 1998 to August 2001. Prior to his presidency at Vanguard, Mr. Tseng served as our Senior Vice President of operations. Mr. Tseng holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 35 years.
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
     Chintay Shih is a director. He is a professor and dean at the College of Technology Management of National Tsing Hua University. He is also a Managing Director and Special Advisor of ITRI and a director of the Industrial Technology Investment Corporation. Mr. Shih holds a Ph.D. in electrical engineering from Princeton University.
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
     Sir Peter Leahy Bonfield is an independent director. Sir Peter Bonfield was the Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from January 2, 1996 to January 31, 2002. He currently is the senior non-executive director of AstraZeneca Group Plc. and director of L. M. Ericsson,

Mentor Graphics Corporation Inc. and Sony Corporation (Japan). He is also the Vice President of the British Quality Foundation and a member of the Citigroup International Advisory Board and the Sony Corporation Advisory Board. Furthermore, Sir Peter Bonfield is a non-executive member of Actis LLP Supervisory Board, as well as a non-executive director of the Corporate Board of the Department for Constitutional Affairs. He holds a bachelors degree in engineering from Longhborough University of Technology.
     Rick Tsai is a director. He has been President since August 2001 and Chief Executive Officer since July 2005. He was Chief Operating Officer from August 2001 to June 2005. He was Executive Vice President of Worldwide Marketing and Sales from September 2000 to August 2001. Prior to that, he served as our Executive Vice President of Operations. He also served as the President of Vanguard from 1999 to 2000. He joined us in 1989 as Deputy Director of our Fab 2 operations. He holds a Ph.D. in material science from Cornell University and has been active in the semiconductor industry for over 24 years.
     Michel Besseau is a supervisor. He is the regional controller for the product division of Philips Semiconductors in Asia Pacific. He previously served as CFO of SSMC. Mr. Besseau holds a master in business administration from Bowling Green State University in Ohio, U.S. and a master in business administration from Audencia in France.
     James C. Ho is a supervisor. He is the Deputy Executive Secretary of the Development Fund. He was the Executive Director of the Center for Economic Deregulation and Innovation, as well as Deputy Executive Director and Executive Director of the Asia-Pacific Regional Operations Center, under the Council for Economic Planning and Development of the ROC Executive Yuan. Mr. Ho holds an M.A. and a Ph.D. in economics from the University of Pittsburgh.
     Michael E. Porter is an independent supervisor. Mr. Porter is also a director of Parametric Technology Corporate as well as Thermo-Electron Corporation. Mr. Porter is Bishop William Lawrence University Professor at Harvard University. Professor Porter is a leading expert on competitiveness strategy and has served as an advisor to both international companies and sovereign states. Professor Porter holds a Ph.D. in business economics from Harvard University, an MBA from Harvard Business School and a bachelor’s degree in aerospace and mechanical engineering from Princeton University.
     Shang-Yi Chiang has been Senior Vice President of Research and Development since November 2000. He joined us as Vice President of Research and Development in July, 1997. Prior to that, he worked at Hewlett Packard. Dr. Chiang holds a Ph.D. in electrical engineering from Stanford University and has been active in the semiconductor industry for over 29 years.
     Kenneth Kin joined us as Senior Vice President of Worldwide Marketing and Sales in August 2001. Prior to that, he was Vice President of IBM Corporation since 1996. He holds a Ph.D. in nuclear engineering and applied physics from Columbia University.
     Steve Tso joined us as Vice President of Research and Development in December, 1996 and is now Senior Vice President and Chief Information Officer, Information Technology/Material Management and Risk Management. Prior to that, he was general manager of Applied Materials. He was assigned as President of WaferTech in November 2001. Mr. Tso holds a Ph.D. in material science and engineering from the University of California, Berkeley.
     C.C. Wei has been Senior Vice President for Operations I since December 2005. Prior to that, he was Vice President for Operations I from January 2002, Vice President of South Sites Operations from April 2000 and Vice President of North Sites Operations from February 1998 to April 2000. Prior to that, he was Senior Vice President at Chartered Semiconductor Manufacturing Ltd. in Singapore starting in 1993. He holds a Ph.D. in electrical engineering from Yale University.
     Mark Liu has been Senior Vice President of Operations II since December 2005. Prior to that, he was Vice President of Operations II from January 2002, Vice President of our Fab 8 and Fab 12 sites operation from July 2000 and Vice President of South Sites Operations from 1999 to July 2000. He joined us in 1993 and has held the positions as Director of our Fab 3 operation and Senior Director of South Sites Operations. He holds a Ph.D. in electrical engineering and computer science from the University of California, Berkeley, and has been active in the semiconductor industry for over 19 years.
     Lora Ho has been Vice President, Chief Financial Officer and Spokesperson since September 2003. Prior to joining us in 1999 as controller, she served as Vice President Finance and Chief Financial Officer at Acer Semiconductor Manufacturing Inc. since 1990. Ms. Ho received an MBA from National Taiwan University in 2003 and a B.A. degree from National Chengchi University in 1978.
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
     Chiam Wu joined us as Vice President of Customer Partnership Development in April 2002. Prior to that, she was Group Vice President of Applied Material and Vice Chairperson of Applied Materials Taiwan. She was with Applied Material from 1987 to 2002. Ms. Wu received a B.S. degree in material science and engineering from National Tsing Hua University in 1978, and a M.S. degree in material science and engineering from Oregon State University in 1980.
     P.H. Chang had been senior director of Material Management since we acquired Worldwide Semiconductor in July 2000 and was promoted as Vice President of Human Resource in February 2004. Prior to that, he was Vice President of Worldwide Semiconductor. He holds a Ph.D in Material Science from Purdue University.
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
Share Ownership
     The following table sets forth certain information as of February 28, 2006 with respect to our common shares owned by our directors, supervisors and executive officers.

		Percentage of	Number of
		Total	Common
		Outstanding	Shares
	Number of Common	Common	Underlying
Name of Shareholders	Shares Owned(3)	Shares	Stock Options(4)
Morris Chang, Chairman	112,677,772	0.46%	615,000
J.C. Lobbezoo, Director(1)	4,066,046,793	16.44%	0
Chintay Shih, Director(2)	1,581,649,996	6.40%	0
Stan Shih, Director	1,415,785	0.01%	0
F.C. Tseng, Director and Vice Chairman	39,120,891	0.16%	0
Sir Peter Leahy Bonfield, Director	0	0.00%	0
Lester Carl Thurow, Director	0	0.00%	0

		Percentage of	Number of
		Total	Common
		Outstanding	Shares
	Number of Common	Common	Underlying
Name of Shareholders	Shares Owned(3)	Shares	Stock Options(4)
Rick Tsai, Director, President & CEO	25,576,795	0.10%	615,000
Michel Besseau, Supervisor(1)	4,066,046,793	16.44%	0
James C. Ho, Supervisor(2)	1,581,649,996	6.40%	0
Michael E. Porter, Supervisor	0	0.00%	0
Shang-Yi Chiang, Senior Vice President	7,671,306	0.03%	0
Kenneth Kin, Senior Vice President	3,259,860	0.01%	298,476
Steve Tso, Senior Vice President and Chief Information Officer, Information Technology/Materials Management and Risk Management	12,036,380	0.05%	312,039
C.C. Wei, Senior Vice President	5,388,079	0.02%	206,019
Mark Liu, Senior Vice President	9,897,792	0.04%	615,000
Lora Ho, Vice President & CFO & Spokesperson	3,692,392	0.01%	0
M.C. Tzeng, Vice President	5,336,601	0.02%	0
Richard Thurston, Vice President & General Counsel	2,244,211	0.01%	65,262
Chiam Wu, Vice President	1,927,464	0.01%	0
P.H. Chang, Vice President	1,832,910	0.01%	0
W.J. Lo	502,552	0.00%	0
Jason Chen	361,000	0.00%	0

(1)	Represents shares held by Koninklijke Philips Electronics N.V.

(2)	Represents shares held by the Development Fund of the Executive Yuan.

(3)	Except for the number of shares held by Koninklijke Philips Electronics N.V. and the Development Fund of the Executive Yuan, the disclosed number of shares owned by the directors, supervisors and executive officers does not include any common shares held in ADS form by such individuals as such individual ownership of ADSs has not been disclosed to shareholders or otherwise made public and each of these individuals owns less than one percent of all common shares outstanding as of February 28, 2006.

(4)	The stock options granted to our officers on March 7, 2003 under the 2002 Stock Option Plan all have an original exercise price of NT$41.6 and all will expire on March 6, 2013 if not previously exercised. The options were granted to certain of our officers as a result of their voluntary selection to exchange part of their profit sharing to stock options.
Compensation
     The aggregate compensation paid and benefits in kind granted to our directors, supervisors and executive officers in 2005, which included a cash bonus to the directors and supervisors, was NT$1,936 million (US$59 million). According to our articles of incorporation, not more than 0.3 percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as bonuses to our directors and supervisors and at least one percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) is distributed as a bonus to employees, including executive officers. Bonuses to directors and supervisors are always paid in cash, while bonuses to our executive officers may be granted in cash, stock, or stock options or the combination of all these three. Individual awards are based on each individual’s responsibility, contribution and performance. See note 18 to our consolidated financial statements. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses.
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
     The Audit Committee, by its charter, is appointed by the board of directors and consists of three to five members, one of whom is selected as chairman of the Audit Committee. All members of the Audit Committee must have a basic understanding of finance and accounting and at least one member must have accounting or related financial management expertise.
     Currently, the Audit Committee consists of three members, each of which is an independent director. The current members of the Audit Committee are Sir Peter Bonfield, Professor Lester Thurow and Mr. Stan Shih. In addition, Mr. Michel Besseau was appointed to serve as an outside financial expert consultant to the Audit Committee from June 2005 to February 2006. Mr. J.C. Lobbezoo was appointed to serve as financial expert consultant to the Audit Committee from February 2006 onwards. See “Item 16A — Audit Committee Financial Expert”. The Audit Committee is required to meet at least four times a year. Our Audit Committee charter grants the Audit Committee the authority to conduct any investigation which it deems appropriate to fulfill its responsibilities. It has direct access to all our books, records, facilities, and personnel, as well as our outside independent auditors. It has the authority to, among other things, appoint, terminate and approve all fees to be paid to our outside independent auditors, subject to the approval of the board of directors, and to oversee the work performed by the outside independent auditors. The Audit Committee also has the authority to engage special legal, accounting, or other consultants it deems necessary in the performance of its duties.
     The Audit Committee convened four regular meetings and two special meetings in 2005.
Compensation Committee
     Our board of directors established a Compensation Committee in June 2003 to assist our board of directors in discharging its responsibilities related to our compensation and benefit policies, plans and programs, and the evaluation and compensation of our executives.
     The Compensation Committee, by its charter, shall consist of no fewer than three members of the Board. As of February 28, 2006, five members comprised the Compensation Committee: three of whom are independent directors serving as voting members of the Compensation Committee, and two other directors who are non-voting members on this committee. The current members of the Compensation Committee are Mr. Stan Shih, Sir Peter Bonfield, Professor Lester Thurow, Mr. Morris Chang and Mr. J.C. Lobbezoo.
     The Compensation Committee convened four regular meetings in 2005.
Employees
     The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2003	2004	2005
Managers	1,700	1,948	2,077
Professionals	5,945	7,158	7,769
Assistant Engineers/Clericals	1,056	1,268	950
Technicians	8,296	9,793	10,700
Total	16,997	20,167	21,496

     The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Office	2003	2004	2005
Hsinchu Science Park, Taiwan	12,555	14,081	14,869
Southern Taiwan Science Park, Taiwan	3,303	4,298	4,543
China	—	561	860
United States	1,091	1,173	1,171
Europe	21	23	23
Japan	27	31	30
Total	16,997	20,167	21,496
     As of December 31, 2005, our total employee population was 21,496 with an educational makeup of 2.3% Ph.Ds, 26.4% masters, 18.9% university bachelors, 22.3% college degrees and 30.1% others. Among this employee population, 45.8% were at a managerial and professional level. Continuous learning is the cornerstone of our employee development strategy. In 2005, one key initiative was individual development plans for each employee, customized and tailored to their individual development needs. Employee development is further supported and enforced by a comprehensive and integrated network of resources including on-the-job training, coaching, mentoring, job rotation, on-site courses, e-learning and external learning opportunities.
     Pursuant to our articles of incorporation, our employees participate in our profits by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our net income after the deduction for prior years’ losses and contributions to legal and special reserves. Our practice in the past has been to determine the amount of the bonus based on our operating results and industry practice in the ROC. In June 2005, we distributed an aggregate bonus to our employees of NT$6,172 million, or 8% of our 2004 distributable net income, 50% of which was distributed in cash and 50% of which was distributed in the form of common shares. The number of common shares issued as profit sharing is calculated by valuing the common shares at their par value, or NT$10, rather than their market value.
     In June 2002, we adopted the 2002 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 100 million common shares (approximately 0.5% of our total then outstanding common shares). These options will vest between two and four years after the date of grant, with 50% of the option granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2002 Employee Stock Option Plan, a total of 48,137,264 options were granted, of which 2,716,329 options were granted to certain of our officers (as listed below) as a result of their voluntary election to exchange part of their profit sharing for stock options. The remaining balance of options under the 2002 Employee Stock Option Plan expired on June 25, 2003. As of December 31, 2005, 45,655,584 options were outstanding under the 2002 Employee Stock Option Plan.
     In September 2003, we adopted the 2003 Employee Stock Option Plan that authorizes the grant of the options exercisable for up to 120 million common shares (approximately 0.6% of our total then outstanding common shares) in one or more tranches before October 29, 2004, when the 2003 Employee Stock Option Plan expired. These options will vest between two and four years after the date of grant, with 50% of option granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2003 Employee Stock Option Plan, a total of 14,042,000 options have been granted. The remaining balance under the 2003 Employee Stock Option Plan expired on October 29, 2004. As of December 31, 2005, 11,763,299 options were outstanding under the 2003 Employee Stock Option Plan.
     In November 2004, we adopted the 2004 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 11 million common shares (approximately 0.05% of our total then outstanding common shares) in one or more tranches before January 6, 2006, when the 2004 Employee Stock Option Plan expired. These options will vest between two and four years after the date of grant, with 50% of option granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2004 Employee Stock Option Plan, a total of 10,374,550 options have been granted. The remaining balance under the 2004 Employee Stock Option Plan expired on January 6, 2006. As of December 31, 2005, 10,339,564 options were outstanding under the 2004 Employee Stock Option Plan.
     The table below sets forth the name of our current officers to whom options were granted on March 7, 2003 and the number of our common shares issuable upon exercise of these options. The stock options granted to our officers under the 2002 Employee Stock Option Plan all have an initial exercise price of NT$41.6 and all will expire on March 6, 2013 if not previously exercised.

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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The following table sets forth certain information as of February 28, 2006 with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors, supervisors and executive officers as a group.

		Percentage of Total
	Number of Common	Outstanding Common
Names of Shareholders	Shares Owned	Shares
Philips	4,066,046,793	16.44%
Development Fund(1)	1,581,649,966	6.40%
Capital Research and Management Company(2)	2,225,141,590	9.00%
Directors, supervisors and executive officers as a group(3)	232,941,790	0.94%

(1)	Excludes any common shares that may be owned by other funds controlled by the ROC government.

(2)	According to the Schedule 13G of Capital Research and Management Corporation (“CRMC”) filed with the Securities and Exchange Commission on February 10, 2006, CRMC beneficially owned 2,225,141,590 common shares as of December 31, 2005. According to this Schedule 13G, CRMC is an investment adviser registered under the Investment Advisers Act of 1940. We do not have further information with respect to CRMC’s ownership in us subsequent to CRMC’s Schedule 13G filed on February 10, 2006.

(3)	Excludes ownership of Philips and Development Fund.
     Of our eight directors, one is a representative of Philips and one is a representative of the Development Fund. Philips and the Development Fund could each be deemed under the U.S. securities laws to be a controlling shareholder.
     In February 2002, the Development Fund sold 30,207,200 ADSs, representing 151,036,000 common shares, in July 2003, the Development Fund sold an additional 86,457,200 ADSs, representing 432,286,000 common shares, in August 2005, the Development Fund sold an additional 41,091,000 ADSs, representing 205,455,000 common shares, and in September 2005, the Development Fund sold an additional 3,081,500 ADSs, representing 15,407,500 common shares. In November 2000, Philips purchased from us 1,299,925,653 Preferred A shares, par value NT$10 per share, which pay a cumulative annual cash dividend at the rate of 3.5% per annum. As a result, as of November 2000, Philips’ ownership percentage of our outstanding equity securities, including the

Preferred A shares, increased from 22.47% to 30.23%. On May 29, 2003, we redeemed all of our Preferred A shares. In November 2003, Philips sold 100,000,000 ADSs, representing 500,000,000 common shares. As a result of our redemption of all our Preferred A shares on May 29, 2003 and this sale in November 2003, Philips’ ownership percentage decreased to 19.09%. In October 2003, Philips announced its intention to gradually and orderly reduce its equity interest in us and reiterated this intention in May 2005. In August 2005, Philips sold 105,602,000 ADSs, representing 528,010,000 common shares, and in September 2005, Philips sold an additional 7,919,000 ADSs, representing 39,595,000 common shares.
     As of February 28, 2006, a total of 24,732,558,216 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through a brokerage account in the ROC. As of February 28, 2006, 4,320,968,754 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of February 28, 2006, 864,193,749 ADSs, representing 4,320,968,754 common shares, were held of record by Cede & Co. and 272 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.
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
Related Party Transactions
     Industrial Technology Research Institute
     ITRI is a government-sponsored organization in the ROC engaging in applied research to accelerate industrial technology development and promote industrial growth. ITRI has, and will continue to have, contractual relationships with us. Our principal relationships include the following:
•	A technical cooperation agreement signed in 1987 between ITRI and TSMC whereby ITRI granted TSMC the license to use its metal-oxide-semiconductor technology and related patents and copyrights to manufacture silicon MOS wafers and agreed to provide certain associated assets and relevant technical assistance and information to us, in exchange for a license from us for improvements and refinements thereof. The agreement provides that the ROC Ministry of Economic Affairs, or the entity designated by the ROC Ministry of Economic Affairs, has an option to purchase up to 35% of our capacity as agreed in the agreement on favorable terms and conditions, provided that the exercise of such option shall not prejudice TSMC’s outstanding customer commitments. The term of this agreement is for five years beginning January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992 and 1997 and on January 1, 2002.

•	A patent license agreement dated September 29, 2005 exists between ITRI and TSMC whereby ITRI grants TSMC the exclusive license to use certain patents in connection with semiconductor technology in exchange for a fixed royalty payment. The term of this agreement is from the effectiveness of the agreement to the end of the patent term for each of the patents concerned.

•	From time to time, we provide foundry services to ITRI. In 2004 and 2005, we had total sales to ITRI of NT$85 million and NT$90 million (US$2.7 million), respectively, representing less than 1% of our net sales in each year.
     Koninklijke Philips Electronics N.V. and its Affiliates
     As of February 28, 2006, Philips, owned 16.44% of our outstanding equity securities. One of our eight directors and one of our three supervisors are representatives of Philips. Philips, a global electronics company, is also engaged in the business of world-wide manufacturing and processing of integrated circuits and other semiconductor devices. Philips and its affiliates currently have, and will continue to have in the future, contractual and other business relationships with us. Our principal relationships include the following:
•	On December 31, 1986, we entered into a technology cooperation agreement with Philips pursuant to which Philips initially had provided us with certain process and technical information for the production of unencapsulated MOS integrated circuits in wafer form. This agreement was amended on May 12, 1997 and extended for ten years. The agreement was further modified on June 20, 2004 and extended to December 31, 2008. Under the June 20, 2004 amendments, which took retroactive effect on January 1, 2004, we agreed with Philips to cross license certain patents to each other on a non-exclusive, royalty-free basis. In addition, Philips has included us in certain of its patent cross licensing arrangements with other companies (as identified in the agreement) and TSMC has been paying the agreed upon consideration. The agreement will not be automatically renewed upon expiration.

•	On October 28, 1992, we entered into a letter agreement with Philips under which Philips had an option on up to 30% of our capacity as agreed in the agreement. This letter agreement was terminated on September 1, 2005. In 2003, 2004 and 2005, we had total sales to Philips and its affiliates of NT$3,577 million, NT$5,464 million and NT$3,299 million (US$101 million), representing 1.8%, 2.1% and 1.2% of total net sales in 2003, 2004 and 2005, respectively.

•	In March 1999, we entered into an agreement with Philips, and EDB Investment Pte. Ltd. to found a joint venture to build the SSMC fab in Singapore. As of February 28, 2006, we owned 32% of the joint venture, Philips owned 50.5% and the EDB Investment owned 17.5%. We together with Philips, not only have the right to purchase up to 100% of its annual capacity, but are required, in the aggregate, to purchase up to 70% of SSMC’s full capacity. However, TSMC, alone, is not required to purchase more than 28% of the annual installed capacity. See “Item 4. Information on the Company — Our History and Structure — Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”)” for a discussion of our agreement with Philips and EDB Investment to build our SSMC fab and “— Systems on Silicon Manufacturing Company Pte. Ltd.” for a detailed discussion of the contract terms we entered into with SSMC.

•	In November 2000, Philips purchased from us 1,299,925,653 Preferred A shares, at the par value of NT$10 per share, which paid a cumulative annual cash dividend at the rate of 3.5% per annum. The Preferred A shares were redeemed on May 29, 2003.

•	In November 2002, we entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Motorola (who assigned its rights and obligations under this agreement to Freescale Semiconductor, Inc. in 2004) and ST Microelectronics to jointly develop 90-nanometer to 65-nanometer advanced CMOS Logic and e-DRAM technologies. We also agreed to align 0.12 micron CMOS Logic technology to enhance our foundry business opportunities. This agreement expired on December 31, 2005.
     Vanguard International Semiconductor Corporation
     In 1994, we, the ROC Ministry of Economic Affairs and other investors established Vanguard, then an integrated DRAM manufacturer. Vanguard commenced volume commercial production in 1995 and listed its shares on the GreTai Securities Market in March 1999. In January 2003, we acquired an additional 230,882,230 newly issued shares of Vanguard. As of February 28, 2006, we owned 27.17% of Vanguard.
     On April 1, 2004, we entered into an agreement with Vanguard. During the two-year term of this agreement, Vanguard is obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity of 32,000 wafers per month, and TSMC is required to use its best commercial efforts to maintain utilization of such reserved capacity within a range of 5,000 wafers per month. We pay Vanguard at a fixed discount to the actual selling price as mutually agreed between the parties in respect of each purchase order. We also agreed to license Vanguard our process technologies and transfer technical know-how and information in connection with the manufacturing process, which is subject to certain expiration events. TSMC receives from Vanguard certain royalty payments for granting such licenses. In 2003, 2004 and 2005, we had total purchases of NT$4,911 million, NT$9,170 million and NT$4,142 million (US$126 million) from Vanguard, representing 3.8%, 6.5% and 2.8% of our total cost of sales, respectively.
     Systems on Silicon Manufacturing Company Pte. Ltd.
     SSMC is a joint venture in Singapore that we established with Philips and EDB Investment Pte. Ltd. for the purpose of producing integrated circuits by means of advanced submicron manufacturing processes pursuant to the product design specifications provided primarily by us and by Philips and its affiliates. SSMC’s business is limited to manufacturing wafers for us, our subsidiaries, Philips and Philips’ subsidiaries. As of February 28, 2006, we owned 32% of SSMC.
     We entered into a technology cooperation agreement with SSMC effective March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our MOS integrated circuits wafer volume production fabs. In return, we have agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to the processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of any pertinent intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2003, 2004 and 2005, we had total purchases of NT$5,520 million, NT$5,869 million and NT$5,730 million (US$175 million) from SSMC, representing 4.3%, 4.2% and 3.9% of our total cost of sales, respectively.
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
     In December 2003, we commenced legal action in several forums against SMIC and certain of its subsidiaries for several causes of action including but not limited to patent infringement and trade secret misappropriation. The dispute with SMIC was settled under a settlement agreement entered into in January 2005 and pursuant to which SMIC is paying us US$175 million in installments over six years. Under its terms, we agreed not to sue SMIC for itemized acts of alleged trade secret misappropriation except in the event of breach. In addition, TSMC and SMIC agreed to cross license each other’s patent portfolio through December 2010. The settlement agreement also provides for the dismissal without prejudice of all pending legal action between the two companies, including matters pending in the U.S. District Court for the Northern District of California, Superior Court of California for Alameda County, the U.S. International Trade Commission and Hsinchu District Court in Taiwan. The settlement does not grant a license to SMIC to use any of our trade secrets nor does it result in TSMC transferring any technology or providing any technical assistance to SMIC.
     Other than the matters described above, we were not involved in any other material litigation in 2005 and are not currently involved in any material litigation.

Dividends and Dividend Policy
     The following table sets forth the stock dividends per share paid during each of the years indicated in respect of common shares outstanding on the record date applicable to the payment of those dividends. During the period from 1995 to 2003, we did not pay any cash dividends. We paid a portion of the dividend in 2004 and in 2005 in cash in the amounts of NT$12,159,971,390 and NT$46,504,096,864, respectively.

	Cash Dividends	Stock dividends	Total shares issued	Outstanding common
	Per Share	Per 100 shares	as stock dividends	shares at year end
	NT$
2001	—	40.0	4,675,745,835	16,832,553,051
2002	—	10.0	1,683,255,306	18,622,886,745
2003	—	8.0	1,489,830,940	20,266,618,984
2004	0.6037	14.08668	2,837,326,658	23,251,963,693
2005	1.9998	4.99971	1,162,602,422	24,730,024,647
     Our dividend policy is set forth in our articles of incorporation. Except as otherwise specified in the articles of incorporation, we will not pay dividends when there is no profit or retained earnings. Our profits may be distributed by way of cash dividend, stock dividend, or a combination of cash and stock. Historically, our profit distribution generally had been made by way of stock dividend. On December 21, 2004, our shareholders approved amendments to our articles of incorporations pursuant to which distributions of profits shall be made preferably by way of cash dividend. In addition, pursuant to the amendments, the ratio for stock dividends shall not exceed 50% of the total distribution.
     Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to any subsequent transfer of the common shares. Payment of dividends (including in cash and in common shares) in respect of the prior year is made following approval by our shareholders at the annual general meeting of shareholders. Distribution of stock dividends is subject to approval by the ROC Financial Supervisory Commission.
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

	Taiwan Stock Exchange			New York Stock Exchange(1)
			Average daily			Average daily
	Closing price per		Trading volume			Trading volume (in
	common share(2)		(in thousands of	Closing price per ADS(2)		thousands of
	High	Low	shares)(2)	High	Low	ADSs)(2)
	(NT$)	(NT$)		(US$)	(US$)
2001	73.74	36.34	48,569	12.81	5.94	5,086
2002	80.34	32.27	52,959	13.93	3.95	6,859
2003	64.81	36.44	47,172	10.30	4.73	8,488
2004	62.09	37.54	53,189	9.27	6.11	7,438
First Quarter	62.09	49.85	53,558	9.27	7.42	8,393
Second Quarter	58.01	39.29	53,289	8.97	6.67	8,170
Third Quarter	44.61	37.54	49,691	7.31	6.11	6,710
Fourth Quarter	46.36	38.46	56,152	8.06	6.34	6,530
2005	63.90	42.96	44,900	10.09	7.06	7,918
First Quarter	50.49	42.96	49,379	8.67	7.06	7,922
Second Quarter	57.20	45.53	45,849	9.43	7.42	6,155
Third Quarter	57.10	51.00	41,666	9.40	7.80	9,559
Fourth Quarter	63.90	49.20	43,161	10.09	7.64	9,119
October	54.20	49.20	42,339	8.42	7.64	10,305
November	59.70	51.80	50,133	9.58	8.05	9,870
December	63.90	59.30	36,936	10.09	9.59	7,182
2006 January	68.10	61.00	48,793	10.93	9.82	10,537
February	66.50	60.80	40,384	10.69	9.73	9,532
March	64.20	59.00	43,832	10.06	9.39	8,238
April (through April 17, 2006)	68.00	64.50	43,173	10.70	10.21	7,190

(1)	Trading in ADSs commenced on October 8, 1997 on the New York Stock Exchange. Each ADS represents the right to receive five common shares.

(2)	As adjusted for a 40% stock dividend in July 2001, a 10% stock dividend in July 2002, a 8% stock dividend in July 2003, a 14.1% stock dividend in July 2004 and a 4.99971% stock dividend in July 2005.
     As of February 28, 2006, Chi Cherng Investment Co., Ltd. and Hsin Ruey Investment Co., Ltd., two of our indirect wholly-owned subsidiaries, owned 16,453,816 and 16,484,658 of our common shares, respectively, representing approximately 0.07% and 0.07% of our outstanding common shares, respectively.
ITEM 10. ADDITIONAL INFORMATION
Description of Common Shares
     We are organized under the laws of the ROC. Set forth below is a description of our common shares, including summaries of the material provisions of our articles of incorporation, the ROC Company Law, the ROC Securities and Exchange Law and the regulations promulgated thereunder.
     General
     Our authorized share capital is NT$270,500,000,000, divided into 27,050,000,000 common shares of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 24,730,024,647 common shares were issued and outstanding and in registered form as of December 31, 2005. Under our articles of incorporation, we are not authorized to issue any preferred shares.
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
     Dividends and Distributions
     A ROC company is generally not permitted to distribute dividends or to make any other distributions to shareholders in respect of any year for which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside in a legal reserve, until such time as its legal reserve equals its paid-in capital, 10% of its net income for that fiscal year (less any past losses), and may set aside a special reserve. Our articles of incorporation provide that at least one percent of the net distributable income for that fiscal year be distributed as a bonus to employees and that not more than 0.3 percent of the net distributable income for that fiscal year may be distributed as remuneration to directors and supervisors. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses. Prior to 2004, it has been our practice in each of the past years to pay all of employee bonuses in the form of stock. In 2004, we paid 20% of the bonus in the form of cash, and in 2005, we paid 50% of the bonus in the form of cash. The number of common shares issued as a bonus is obtained by dividing the cash value of the stock portion of the bonus by the par value of the common shares, i.e., NT$10 per share. Because the market value of our common shares has generally been well in excess of par value, the market value of a stock bonus has also been in excess of the amount the employee would have received if the bonus had been paid exclusively in cash. Subject to compliance with these requirements, a company may pay dividends or make other distributions from its accumulated earnings or reserves as permitted by the ROC Company Law as set forth below.
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
     For information as to ROC taxes on dividends and distributions, see ''— Taxation — ROC Taxation’’.
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
     Meetings of Shareholders
     Meetings of our shareholders may be general meetings or special meetings. General meetings of shareholders are generally held in Hsinchu, Taiwan, within six months after the end of each fiscal year. Special meetings of shareholders may be convened by resolution of the board of directors whenever it deems necessary, or under certain circumstances, by shareholders or the supervisors. For a public company such as us, notice in writing of shareholders’ meetings, stating the place, time and purpose thereof, must be sent to each shareholder at least thirty days (in the case of general meetings) and fifteen days (in the case of special meetings) prior to the date set for each meeting.
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
     A shareholder may be represented at a shareholders’ meeting by proxy. A valid proxy must be delivered to us at least five days prior to the commencement of the shareholders’ meeting.
     Holders of ADSs will not have the right to exercise voting rights with respect to the common shares represented thereby, except as described in “— Voting of Deposited Securities”.
     Other Rights of Shareholders
     Under the ROC Company Law, dissenting shareholders are entitled to appraisal rights in the event of amalgamation, spin-off or certain other major corporate actions. A dissenting shareholder may request us to redeem all of the shares owned by that shareholder at a fair price to be determined by mutual agreement or a court order if agreement cannot be reached. A shareholder may exercise these appraisal rights by serving written notice on us prior to the related shareholders’ meeting and/or by raising an objection at the shareholders’ meeting. In addition to appraisal rights, any shareholder has the right to sue for the annulment of any resolution adopted at a shareholders’ meeting where the procedures were legally defective within thirty days after the date of such shareholders’ meeting. One or more shareholders who have held more than three percent of the issued and outstanding shares for over a year may require a supervisor to bring a derivative action against a director for that director’s liability to us as a result of that director’s unlawful actions or failure to act. In addition, one or more shareholders who have held more than three percent of our issued and outstanding shares for over a year may require the board of directors to convene an special shareholders’ meeting by sending a written request to the board of directors.

     The ROC Company Law has been recently amended to allow shareholder(s) holding 1% or more of the total issued shares of a company to, during the period of time prescribed by the company, submit one proposal in writing containing no more than three hundred words (Chinese characters) for discussion at the general meeting of shareholders. The amendment also provides that a company may adopt a nomination procedure for election of directors or supervisors. If a company wishes to adopt the nomination procedure, it must be stipulated in its articles of incorporation. With such provision in the articles of incorporation of a company, shareholders representing 1% or more of the total issued shares of such company may submit a candidate list in writing to the company along with relevant information and supporting documents.
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
     The ROC Company Law permits us to set a record date and close the register of shareholders for a specified period in order for us to determine the shareholders or pledgees that are entitled to certain rights pertaining to common shares by giving advance public notice. Under the ROC Company Law, our register of shareholders should be closed for a period of sixty days, thirty days and five days immediately before each general meeting of shareholders, special meeting of shareholders and record date, respectively.
     Annual Financial Statements
     Under the ROC Company Law, ten days before the general meeting of shareholders, our annual financial statements must be available at our principal office in Hsinchu for inspection by the shareholders.
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
     A holder of depositary receipts (other than citizens of the PRC and entities organized under the laws of the PRC) may request the depositary to either cause the underlying shares to be sold in the ROC and to distribute the sale proceeds to the holder or to withdraw from the depositary receipt facility the shares represented by the depositary receipts to the extent permitted under the deposit agreement (for depositary receipts representing existing shares, immediately after the issuance of the depositary receipts; and for depositary receipts representing new shares, in practice four to seven business days after the issuance of the depositary receipts) and transfer the shares to the holder.
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
     Under existing ROC laws and regulations, without this account, holders of ADSs that withdraw and hold the common shares represented by the ADSs would not be able to hold or subsequently transfer the common shares, whether on the Taiwan Stock Exchange or otherwise. In addition, a withdrawing non-ROC holder must appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting of information.
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
     Moreover, in accordance with the deposit agreement, as further amended and restated as of November 30, 2005 and pursuant to ROC Company Law, holders that individually or together with other holders hold at least 51% of the ADSs outstanding at the relevant record date are entitled to submit each year one written proposal for voting at the general meeting of shareholders; provided, that (i) such proposal is in Chinese language and does not exceed 300 Chinese characters, (ii) such proposal is submitted to the depositary bank at least two business days prior to the expiry of the relevant submission period, which shall be publicly announced by us each year in a report on Form 6-K filed with the Securities Exchange Commission prior to the commencement of the 60 days closed period for general meetings of shareholders, (iii) such proposal is accompanied by a written certificate to the depositary bank, in the form required by the depository bank, certifying that such proposal is being submitted by holders that individually or together with other holders hold at least 51% of the ADSs outstanding at the date of the submission and, if the date of the submission is on or after the relevant record date, also certifying that the holders who submitted the proposal held at least 51% of the ADSs outstanding as of the relevant record date, (iv) if the date of the submission is prior to the relevant record date, the holders who submitted the proposal must also provide, within five business days after the relevant record date, a second written certificate to the depositary bank, in the form required by the depositary bank, certifying that the holders who submitted the proposal continued to hold at least 51% of the ADSs outstanding at the relevant record date, (v) such proposal is accompanied by a joint and several irrevocable undertaking of all submitting holders to pay all fees and expenses incurred in relation to the submission (including the costs and expenses of the depositary bank or its agent to attend the general meeting of the shareholders) as such fees and expenses may be reasonably determined and documented by the depositary bank or us, and (vi) such proposal shall only be voted upon at the general meeting of shareholders if such proposal is accepted by our board of directors as eligible in accordance with applicable law for consideration at a shareholders meeting.
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
     Distribution of common shares declared by us out of our capital reserves is not subject to ROC withholding tax.

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
     Estate and Gift Tax. ROC estate tax is payable on any property within the ROC of a deceased who is an individual, and ROC gift tax is payable on any property within the ROC donated by an individual. Estate tax is currently payable at rates ranging from 2% of the first NT$670,000 to 50% of amounts over NT$111,320,000. Gift tax is payable at rates ranging from 4% of the first NT$670,000 to 50% of amounts over NT$50,090,000. Under ROC estate and gift tax laws, common shares issued by ROC companies are deemed located in the ROC regardless of the location of the holder. It is unclear whether a holder of ADSs will be considered to hold common shares for this purpose.
     Tax Treaty. The ROC does not have a double taxation treaty with the United States. On the other hand, the ROC has double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, The Netherlands, the United Kingdom, Senegal, Sweden, Belgium and Denmark which may limit the rate of ROC withholding tax on dividends paid with respect to common shares in ROC companies. It is unclear whether the ADS holders will be considered to hold common shares for the purposes of these treaties. Accordingly, if the holders may otherwise be entitled to the benefits of the relevant income tax treaty, the holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.
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
     Further, this section is based on the depositary’s representation that it will not, by reason of existing Taiwanese legal and regulatory limitations applicable to depositary receipt programs, engage in the issuance of ADRs prior to the receipt of shares or the release of shares prior to the cancellation of ADRs (“pre-release transactions”). The depositary has not represented that it will not engage in pre-release transactions if such Taiwanese legal and regulatory limitations change. If the depositary engages in such pre-release transactions, there may be material adverse United States federal income tax consequences to holders of ADRs.
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
     Taxation of Capital Gains
     Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
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
Documents on Display
     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. In addition, material filed by us can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.
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
     The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2005.

	As of December 31, 2005
	Expected Maturity Dates																As of December 31, 2004
									2010 and					Aggregate						Aggregate
	2006		2007		2008		2009		thereafter		Total			Fair Value			Total			Fair Value
Long-term debt (in millions)
US$-denominated debt
Variable rate		—		—	US$	4	US$	8	US$	8	US$	20		US$	20		US$	60		US$	60
Average interest rate		—		—		5.27%		5.33%		5.31%		5.31	%(2)		—			4.41	%(2)		—
NT$-denominated debt
Fixed rate	NT$	5	NT$	7,004	NT$	2	NT$	8,000	NT$	4,500	NT$	19,511		NT$	19,936	(1)	NT$	30,000		NT$	30,607	(1)
Average interest rate		0.00%		4.37%		0.00%		2.75%		3.00%		3.39	%(2)		—			4.04	%(2)		—

(1)	Represents the present value of expected cash flow discounted using the interest rate TSMC may obtain for similar long-term debts.

(2)	Average interest rates under “Total” are the weighted average of the average interest rates of each year for loan outstanding.
     Foreign Currency Risk: Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. As of December 31, 2005, more than 82% of our accounts payable and payables for purchases of capital goods were denominated in currencies other than the NT dollar, primarily in U.S. dollars, Japanese yen and Euros. More than 99% of our accounts receivable and receivables from related parties were denominated in non-NT dollars, mainly in U.S. dollars. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge our currency exposure. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. In 2005, our policy was to account for these contracts on a mark-to-market rate basis and the premiums or discounts were amortized on a straight-line basis over the life of the contract. Effective January 1, 2006, these derivative financial instruments are required under ROC Statement of Financial Accounting Standards No. 34 “Accounting for Financial Instruments” to be recognized at fair market value on the balance sheet. Please see note 25 of our consolidated financial statements for information on the net assets, liabilities and purchase commitments that have been hedged by these derivative transactions.
     The table below presents our outstanding financial derivative transactions as of December 31, 2005. These contracts all have a maturity date of not more than 12 months.

	As of December 31, 2005										As of
Forward Exchange	Expected Maturity Dates										December 31, 2004
Contracts						2010 and			Aggregate				Aggregate
(in millions)	2006		2007	2008	2009	thereafter	Total		Fair Value(1)		Total		Fair Value(1)
(Sell US$/buy NT$) Contract amount	US$	60	—	—	—	—	US$	60	NT$	28.5	US$	733	NT$	248.8

Average contractual exchange rate (against NT dollars)		33.2675	—	—	—	—		—		—		32.3074		—
(Buy EUR/Sell US$) Contract amount		—	—	—	—	—		—		—	EUR	118.5	NT$	68.3
Average contractual exchange rate (against US dollars)		—	—	—	—	—		—		—		1.3425		—

	As of December 31, 2005										As of
	Expected Maturity Dates										December 31, 2004
Cross Currency Swap						2010 and			Aggregate				Aggregate
(in millions)	2006		2007	2008	2009	thereafter	Total		Fair Value(1)		Total		Fair Value(1)
(Sell US$/buy NT$)
Contract amount	US$	2,089	—	—	—	—	US$	2,089	NT$	789.9	US$	1,420	NT$	760.0
Range of interest rate paid		4.15%-4.54%	—	—	—	—		—		—		1.28%-2.72%		—
Range of interest rate received		0.02%-2.12%	—	—	—	—		—		—		0.49%-1.17%		—

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the balance sheet date.
     Other Market Risk. In addition to our interests in SSMC, Vanguard and VisEra Holding Company, we have made investments in equity securities issued by a significant number of private companies related to semiconductor and other technology industries mostly through a number of investment funds. As of December 31, 2005, the aggregate carrying value of these investments on our balance sheet was NT$3,305 million (US$101 million). As of December 31, 2005, approximately NT$2,498 million (US$76 million) of this amount in venture capital investments was made through InveStar Semiconductor Development Fund, and InveStar Semiconductor Development Fund (II), our two 97.1% owned subsidiaries, Emerging Alliance Fund L.P. and Venture Alliance Fund II, our 99.5% and 98.0% owned subsidiaries. On November 8, 2005, our board of directors approved the investment of no more than US$75 million in a new venture capital fund, and authorized VentureTech Alliance Management Co. to manage the fund. The carrying value of these investments in private companies and in the investment funds are subject to fluctuation based on many factors such as prevailing market conditions. Moreover, because these are investments in unlisted securities, the fair market value may be significantly different from our carrying value. Upon any subsequent sale of our investments, we may not be able to realize our carrying value as of December 31, 2005 or any subsequent date. As of December 31, 2005, we also had NT$47,399 million (US$1,445 million) in short-term investments in agency bonds, corporate bonds, corporate issued asset-backed securities, bond funds, government bonds, public-traded stocks, money market funds and corporate notes, which had a market value of NT$49,137 million (US$1,498 million) as of that date.
     See “Item 3. Key Information — Exchange Rates” for a summary of the movement between the NT dollar and the U.S. dollar during recent years.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
     Pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2005.
     During 2005, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our audit committee is currently comprised of three independent directors. Since the resignation of Mr. Robbert Brakel, our previous audit committee financial expert, as a member of our audit committee effective June 1, 2005, no board member has served as audit committee financial expert to the audit committee. Instead, our audit committee has engaged a financial expert consultant who our board of directors determined has the attributes required of an “audit committee financial expert” as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. In particular, effective June 1, 2005, our board of directors appointed Mr. Michel Besseau to serve as an outside financial expert consultant to the audit committee, and, effective February 14, 2006, our board of directors appointed Mr. J.C. Lobbezoo to replace Mr. Michel Besseau as the financial expert consultant to the audit committee. Our board of directors believes that the audit committee members along with the advisors of the audit committee, including the financial expert consultant, possess sufficient financial knowledge and experience.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The table below summarizes the fees that we paid for services provided by Deloitte & Touche and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2004 and 2005.

	2004		2005
	(In thousands)
Audit Fees	NT$	43,954	NT$	55,002
Audit Related Fees		210		5,567
Tax Fees		747		458
All Other Fees		3,820		124

Total	NT$	48,731	NT$	61,151

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
     Audit-Related Fees. This category consists of assurance and related services by the Deloitte Entities that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The services for the fees disclosed under this category includes review of certain regulatory filings with the ROC Financial Supervisory Commission. Pursuant to an engagement letter dated August 31, 2005, we engaged Deloitte & Touche to perform mock testing on the effectiveness of our internal control over financial reporting requirements under Section 404 of the Sarbanes-Oxley Act of 2002.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.
ITEM 17. FINANCIAL STATEMENTS
     The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

(a)		See Item 18 for a list of the financial statements filed as part of this annual report.

(b)		Exhibits to this Annual Report:

	1.1 (1)	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on May 10, 2005.

	2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

	3.1 (2)	Rules for Election of Directors and Supervisors, as amended and restated on May 7, 2002.

	3.2 (2)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002.

	4.1 (2)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 1997 to July 31, 2017) (in Chinese with English summary).

	4.2 (3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 1, 1998 to April 30, 2018) (in Chinese with English summary).

	4.3 (3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective November 1, 1999 to October 31, 2019) (in Chinese with English summary).

	4.4 (3)	Land Lease with Hsinchu Science Park Administration relating to Fab 7 (effective December 4, 1989 to December 3, 2009) (in Chinese with English summary).

	4.5 (2)	Land Lease with Hsinchu Science Park Administration relating to the Fab 7 (effective July 1, 1995 to June 30, 2015) (in Chinese with English summary).

	4.6 (2)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 1997 to March 14, 2017) (in Chinese with English summary).

	4.7 (3)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) (effective December 1, 1999 to November 30, 2019) (in Chinese with English summary).

	+4.8a (1)	Technology Cooperation Agreement between Taiwan Semiconductor Manufacturing Company Ltd. and Philips Electronics N.V., as amended and restated on June 30, 2004.

	4.9a (4)	Taiwan Semiconductor Manufacturing Company Limited 2002 Employee Stock Option Plan, as revised by the board of directors on March 4, 2003.
	4.9aa (5)	Taiwan Semiconductor Manufacturing Company Limited 2003 Employee Stock Option Plan.

4.9aaa (6)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan.

4.9aaaa (1)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan, as revised on February 22, 2005.

4.9b (4)	TSMC North America 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.9bb (5)	TSMC North America 2003 Employee Stock Option Plan.

4.9c (4)	WaferTech, LLC 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.9cc (5)	Wafer Tech, LLC 2003 Employee Stock Option Plan.

4.9ccc (6)	Wafer Tech, LLC 2004 Employee Stock Option Plan.

4.9cccc (1)	Wafer Tech, LLC 2004 Employee Stock Option Plan, as revised on February 22, 2005.

+4.10 (7)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd.

4.11 (9)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 and Corporate Headquarters (effective April 1, 1988 to March 31, 2008) (in Chinese with English summary).

4.12 (9)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 and 4 (effective May 16, 1993 to May 15, 2013) (in Chinese with English summary).

4.13 (8)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

4.14 (8)	Land Lease with Southern Taiwan Science Park Administration relating to fabs located in Southern Taiwan Science Park (effective November 1, 2000 to October 31, 2020) (English summary).

8.1	List of subsidiaries of Taiwan Semiconductor Manufacturing Company Limited.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

99.1	Consent of Deloitte & Touche.

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2004, filed by TSMC on May 16, 2005.

(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.

(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.

(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed by TSMC on June 23, 2003.

(5)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on October 20, 2003.

(6)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on January 6, 2005.

(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.

(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.

(9)	Previously filed in TSMC’s registration statement on Form F-1, filed by TSMC on September 15, 1997.

+	Contains portions for which confidential treatment has been requested.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.
Date: April 20, 2006

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Lora Ho
Name:	Lora Ho
Title:	Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and its subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2003, 2004 and 2005, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2003, 2004 and 2005, in conformity with accounting principles generally accepted in the Republic of China.
Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2005 and the determination of shareholders’ equity and financial position at December 31, 2004 and 2005 to the extent summarized in Note 27 to the consolidated financial statements.
Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of the readers.
/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
February 27, 2006

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Millions of New Taiwan or U.S. Dollars, Except Par Value)

		December 31
	Notes	2004	2005
		NT$	NT$	US$
				(Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2, 4, 5	$74,302.4	$96,483.7	$2,941.6
Short-term investments, net	2, 5	54,108.0	47,399.3	1,445.1
Notes and accounts receivables, net	2, 6	26,889.1	37,784.3	1,152.0
Receivables from related parties	21	654.3	693.3	21.1
Other receivables from related parties	21	141.6	597.9	18.2
Other financial assets	2, 25	2,212.4	2,915.7	88.9
Inventories, net	2, 7	15,555.9	17,728.3	540.5
Deferred income tax assets, net	2, 16	8,918.0	7,149.3	218.0
Prepaid expenses and other current assets		1,667.4	1,503.4	45.8

Total current assets		184,449.1	212,255.2	6,471.2

LONG-TERM INVESTMENTS	2, 8, 19, 24	38,101.9	42,428.1	1,293.5

PROPERTY, PLANT AND EQUIPMENT, NET	2, 9, 12, 21	258,911.3	244,823.3	7,464.1

GOODWILL	2	7,115.5	6,010.6	183.3

OTHER ASSETS
Deferred charges, net	2, 10, 24	8,992.5	7,006.3	213.6
Deferred income tax assets, net	2, 16	1,650.0	6,788.4	207.0
Refundable deposits		106.4	106.8	3.2
Others	2	127.4	90.9	2.8

Total other assets		10,876.3	13,992.4	426.6

TOTAL ASSETS		499,454.1	519,509.6	15,838.7

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans	11	383.0	328.5	10.0
Accounts payable		7,264.4	9,421.4	287.2
Payables to related parties	21	2,217.8	1,743.1	53.2
Income tax payable		404.0	4,015.5	122.4
Accrued expenses and other current liabilities	2, 14, 25	9,722.4	10,542.2	321.4
Payable to contractors and equipment suppliers		33,427.7	9,066.0	276.4
Current portion of long-term liabilities	12, 13	10,500.0	5.5	0.2

Total current liabilities		63,919.3	35,122.2	1,070.8

(Continued)

		December 31
	Notes	2004	2005
		NT$	NT$	US$
				(Note 3)
LONG-TERM LIABILITIES
Long-term bank loans	12	$1,915.0	$663.1	$20.2
Bonds payable	13	19,500.0	19,500.0	594.5
Other long-term payables	14	7,965.0	8,548.9	260.7
Other payables to related parties	21, 24	2,318.0	1,100.5	33.6
Obligations under capital lease	2, 9	566.2	597.7	18.2

Total long-term liabilities		32,264.2	30,410.2	927.2

OTHER LIABILITIES
Accrued pension cost	2, 15	3,101.7	3,474.4	105.9
Guarantee deposits	24	412.9	2,896.4	88.3
Others	2, 21	715.0	1,367.7	41.7

Total other liabilities		4,229.6	7,738.5	235.9

COMMITMENTS AND CONTINGENCIES	24

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF PARENT	2, 17
Capital stock — NT$10 par value
Authorized: 24,600,000 thousand shares and 27,050,000 thousand shares in 2004 and 2005, respectively
Issued: 23,251,964 thousand shares and 24,730,025 thousand shares in 2004 and 2005, respectively		232,519.6	247,300.2	7,539.6
Capital surplus		56,537.3	57,117.9	1,741.4
Retained earnings		113,730.0	142,771.0	4,352.8
Cumulative translation adjustments	2	(2,226.4)	(640.7)	(19.5)
Treasury stock (at cost) — 45,521 thousand and 32,938 thousand shares in 2004 and 2005, respectively	2, 19	(1,595.2)	(918.1)	(28.0)

Total equity attributable to shareholders of the parent		398,965.3	445,630.3	13,586.3

MINORITY INTEREST IN SUBSIDIARIES	2	75.7	608.4	18.5

Total shareholders’ equity		399,041.0	446,238.7	13,604.8

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		499,454.1	519,509.6	15,838.7

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
	Notes	2003	2004	2005
		NT$	NT$	NT$	US$
					(Note 3)
NET SALES	2, 21, 26	$202,996.8	$257,212.6	$266,565.1	$8,126.9

COST OF SALES	21	128,113.3	141,393.4	148,362.2	4,523.2

GROSS PROFIT		74,883.5	115,819.2	118,202.9	3,603.7

OPERATING EXPENSES	21
Research and development		12,712.7	12,516.4	14,016.5	427.3
General and administrative		8,200.0	11,454.4	9,085.5	277.0
Sales and marketing		2,670.2	3,366.7	4,132.3	126.0

Total operating expenses		23,582.9	27,337.5	27,234.3	830.3

INCOME FROM OPERATIONS		51,300.6	88,481.7	90,968.6	2,773.4

NON-OPERATING INCOME AND GAINS
Interest	2, 25	888.1	1,783.7	3,069.4	93.6
Equity in earnings of equity method investees, net	2, 8	—	2,094.1	1,433.2	43.7
Settlement income	23	—	—	964.7	29.4
Technical service income	21, 24	209.8	423.8	462.6	14.1
Gain on disposal of property, plant and equipment	2	438.8	242.8	342.8	10.5
Subsidy income		—	—	321.9	9.8
Gain on sales of investments, net	2	3,538.1	914.5	—	—
Other	21	594.5	556.6	472.9	14.4

Total non-operating income and gains		5,669.3	6,015.5	7,067.5	215.5

NON-OPERATING EXPENSES AND LOSSES
Interest	2, 9, 25	1,891.0	1,454.2	2,662.5	81.2
Unrealized valuation loss of short-term investments	2	—	75.2	337.2	10.3
Loss on idle assets	2	1,506.2	—	131.8	4.0
(Continued)

		Year Ended December 31
	Notes	2003	2004	2005
		NT$	NT$	NT$	US$
					(Note 3)
Loss on impairment of long-term investments	2	$652.7	$350.6	$128.9	$3.9
Loss on disposal of property, plant and equipment	2	374.1	131.1	60.1	1.8
Foreign exchange loss, net	2, 25	755.1	382.2	—	—
Equity in losses of equity method investees, net	2, 8	294.3	—	—	—
Amortization of premium paid for option contracts, net	2, 25	153.8	—	—	—
Other		164.1	138.3	452.3	13.8

Total non-operating expenses and losses		5,791.3	2,531.6	3,772.8	115.0

INCOME BEFORE INCOME TAX		51,178.6	91,965.6	94,263.3	2,873.9

INCOME TAX BENEFIT (EXPENSE)	2, 16	(3,922.9)	363.4	(630.6)	(19.2)

NET INCOME		47,255.7	92,329.0	93,632.7	2,854.7

ATTRIBUTABLE TO:
Shareholders of the parent		47,258.7	92,316.1	93,575.0	2,852.9
Minority interest	2	(3.0)	12.9	57.7	1.8

		47,255.7	92,329.0	93,632.7	2,854.7

BASIC EARNINGS PER SHARE	2, 20
Before tax		2.06	3.72	3.82	0.12

Net income		1.90	3.73	3.79	0.11

DILUTED EARNINGS PER SHARE	2, 20
Before tax		2.06	3.72	3.82	0.12

Net income		1.90	3.73	3.79	0.11

BASIC EARNINGS PER EQUIVALENT ADS	2
Before tax		10.28	18.60	19.09	0.58

Net income		9.49	18.67	18.96	0.58

DILUTED EARNINGS PER EQUIVALENT ADS	2
Before tax		10.28	18.60	19.08	0.58

Net income		9.49	18.67	18.95	0.58

(Continued)

		Year Ended December 31
	Notes	2003	2004	2005
		NT$	NT$	NT$	US$
					(Note 3)
BASIC WEIGHTED AVERAGE SHARES OUTSTANDING (Thousands)	2, 20	24,796,042	24,717,531	24,679,947

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING (Thousands)	2, 20	24,806,147	24,724,015	24,693,112

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In Millions of New Taiwan Dollars, Except Par Value and Per Share Amounts)

	Equity Attributable to Shareholders of the Parent
							Unrealized
							Gain (Loss)
	Capital Stock (NT$10 Par Value)						on	Cumulative			Minority	Total
	Preferred stock		Common stock		Capital	Retained	Long-term	Translation	Treasury		Interest in	Shareholders’
	Shares	Amount	Shares	Amount	Surplus	Earnings	Investments	Adjustments	Stock	Total	Subsidiaries	Equity
	(Thousands)	NT$	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2003	1,300,000	13,000.0	18,622,887	186,228.9	57,004.8	40,792.3	(194.3)	945.0	(1,923.5)	295,853.2	95.5	295,948.7

Redemption and retirement of preferred stock	(1,300,000)	(13,000.0)	—	—	—	—	—	—	—	(13,000.0)	—	(13,000.0)
Appropriations of prior year’s earnings
Employees’ profit sharing — in stock	—	—	153,901	1,539.0	—	(1,539.0)	—	—	—	—	—	—
Cash dividends to preferred shareholders	—	—	—	—	—	(455.0)	—	—	—	(455.0)	—	(455.0)
Stock dividends to common shareholders — NT$0.8 per share	—	—	1,489,831	14,898.3	—	(14,898.3)	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(58.6)	—	—	—	(58.6)	—	(58.6)
Net income in 2003	—	—	—	—	—	47,258.7	—	—	—	47,258.7	3.0	47,261.7
Adjustment arising from changes of percentage of ownership in investees	—	—	—	—	(158.9)	—	—	—	—	(158.9)	—	(158.9)
Reversal of unrealized loss on long-term investments of investees	—	—	—	—	—	—	194.2	—	—	194.2	—	194.2
Translation adjustments	—	—	—	—	—	—	—	(719.6)	—	(719.6)	—	(719.6)
Treasury stock transactions — sales of parent company’s stock held by subsidiaries	—	—	—	—	10.0	—	—	—	290.3	300.3	—	300.3
Decrease in minority interest	—	—	—	—	—	—	—	—	—	—	(9.5)	(9.5)

BALANCE, DECEMBER 31, 2003	—	—	20,266,619	202,666.2	56,855.9	71,100.1	(0.1)	225.4	(1,633.2)	329,214.3	89.0	329,303.3

Appropriations of prior year’s earnings
Employees’ profit sharing — in cash	—	—	—	—	—	(681.6)	—	—	—	(681.6)	—	(681.6)
Employees’ profit sharing — in stock	—	—	272,651	2,726.5	—	(2,726.5)	—	—	—	—	—	—
Cash dividends to preferred shareholders	—	—	—	—	—	(184.5)	—	—	—	(184.5)	—	(184.5)
Cash dividends to common shareholders — NT$0.6 per share	—	—	—	—	—	(12,160.0)	—	—	—	(12,160.0)	—	(12,160.0)
Stock dividends to common shareholders — NT$1.4 per share	—	—	2,837,327	28,373.3	—	(28,373.3)	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(127.8)	—	—	—	(127.8)	—	(127.8)
Net income in 2004	—	—	—	—	—	92,316.1	—	—	—	92,316.1	12.9	92,329.0
Adjustment arising from changes of percentage of ownership in investees	—	—	—	—	34.0	—	—	—	—	34.0	—	34.0
Reversal of unrealized loss on long-term investments of investees	—	—	—	—	—	—	0.1	—	—	0.1	—	0.1
Translation adjustments	—	—	—	—	—	—	—	(2,451.8)	—	(2,451.8)	—	(2,451.8)
Issuance of stock from exercising stock options	—	—	87	0.8	2.8	—	—	—	—	3.6	—	3.6
Cash dividends received by subsidiaries from parent company	—	—	—	—	22.8	—	—	—	—	22.8	—	22.8
Treasury stock transactions — sales of parent company’s stock held by subsidiaries	—	—	—	—	1.9	—	—	—	38.0	39.9	—	39.9
Common stock repurchases	—	—	—	—	—	—	—	—	(7,059.8)	(7,059.8)	—	(7,059.8)

Retirement of treasury stock	—	—	(124,720)	(1,247.2)	(380.1)	(5,432.5)	—	—	7,059.8	—	—	—
Decrease in minority interest	—	—	—	—	—	—	—	—	—	—	(26.2)	(26.2)

BALANCE, DECEMBER 31, 2004	—	—	23,251,964	232,519.6	56,537.3	113,730.0	—	(2,226.4)	(1,595.2)	398,965.3	75.7	399,041.0
(Continued)

	Equity Attributable to Shareholders of the Parent
							Unrealized
							Gain (Loss)
	Capital Stock (NT$10 Par Value)						on	Cumulative			Minority	Total
	Preferred stock		Common stock		Capital	Retained	Long-term	Translation	Treasury		Interest in	Shareholders’
	Shares	Amount	Shares	Amount	Surplus	Earnings	Investments	Adjustments	Stock	Total	Subsidiaries	Equity
	(Thousands)	NT$	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Appropriations of prior year’s earnings
Employees’ profit sharing — in cash	—	—	—	—	—	(3,086.2)	—	—	—	(3,086.2)	—	(3,086.2)
Employees’ profit sharing — in stock	—	—	308,622	3,086.2	—	(3,086.2)	—	—	—	—	—	—
Cash dividends to common shareholders — NT$2.00 per share	—	—	—	—	—	(46,504.1)	—	—	—	(46,504.1)	—	(46,504.1)
Stock dividends to common shareholders — NT$0.50 per share	—	—	1,162,602	11,626.0	—	(11,626.0)	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(231.5)	—	—	—	(231.5)	—	(231.5)
Net income in 2005	—	—	—	—	—	93,575.0	—	—	—	93,575.0	57.7	93,632.7
Adjustment arising from changes of percentage of ownership in investees	—	—	—	—	71.4	—	—	—	—	71.4	—	71.4
Translation adjustments	—	—	—	—	—	—	—	1,585.7	—	1,585.7	(51.8)	1,533.9
Issuance of stock from exercising stock options	—	—	6,837	68.4	202.5	—	—	—	—	270.9	—	270.9
Cash dividends received by subsidiaries from parent company	—	—	—	—	84.3	—	—	—	—	84.3	—	84.3
Treasury stock transactions — sales of parent company’s stock held by subsidiaries	—	—	—	—	222.4	—	—	—	677.1	899.5	—	899.5
Increase in minority interest	—	—	—	—	—	—	—	—	—	—	526.8	526.8

BALANCE, DECEMBER 31, 2005	—	—	24,730,025	247,300.2	57,117.9	142,771.0	—	(640.7)	(918.1)	445,630.3	608.4	446,238.7

BALANCE, DECEMBER 31, 2005 (In millions of US$ — Note 3)		—		7,539.6	1,741.4	4,352.8	—	(19.5)	(28.0)	13,586.3	18.5	13,604.8

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	47,258.7	92,316.1	93,575.0	2,852.9
Net income attributable to minority interest	(3.0)	12.9	57.7	1.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	69,161.3	69,818.5	75,649.4	2,306.4
Deferred income taxes	3,665.4	(1,058.4)	(3,353.0)	(102.2)
Equity in losses (earnings) of equity method investees, net	294.3	(2,094.1)	(1,433.2)	(43.7)
Amortization of premium/discount of long-term bond investments, net	—	28.7	120.9	3.7
Loss on impairment of long-term investments	652.7	350.6	128.9	3.9
Gain on sales of long-term investments, net	(78.7)	(85.2)	(15.3)	(0.5)
Gain on disposal of property, plant and equipment and idle assets, net	(64.7)	(111.6)	(282.6)	(8.6)
Loss on idle assets	1,506.2	—	131.8	4.0
Donation of idle assets	—	—	7.2	0.2
Provision for pension cost	389.9	500.3	360.1	11.0
Dividends received from equity method investees	—	—	668.5	20.4
Changes in operating assets and liabilities:
Decrease (increase) in:
Notes and accounts receivables, net	(9,063.5)	(1,540.3)	(10,601.0)	(323.2)
Receivables from related parties	(544.8)	266.0	(101.9)	(3.1)
Other receivables from related parties	(67.7)	(9.8)	(88.0)	(2.7)
Other financial assets	(347.2)	(777.1)	(469.0)	(14.3)
Inventories, net	(933.9)	(3,420.6)	(2,006.2)	(61.2)
Prepaid expenses and other current assets	605.0	(34.5)	183.0	5.6
Increase (decrease) in:
Accounts payable	1,300.0	825.8	2,088.6	63.7
Payables to related parties	1,472.1	(1,500.0)	(1,629.2)	(49.7)
Income tax payable	107.3	266.5	3,611.5	110.1
Accrued expenses and other current liabilities	727.7	(602.9)	409.9	12.5

Net cash provided by operating activities	116,037.1	153,150.9	157,013.1	4,787.0

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in short-term investments, net	(13,326.3)	(43,554.9)	6,954.2	212.0
Acquisitions of:
Long-term investments	(1,412.3)	(23,054.4)	(14,675.4)	(447.4)
Property, plant and equipment	(37,870.9)	(81,094.5)	(79,878.7)	(2,435.3)
Proceeds from disposal of:
Long-term investments	505.7	165.2	10,533.6	321.1
Property, plant and equipment and idle assets	177.3	1,812.6	480.7	14.7
(Continued)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
Increase in deferred charges	(2,138.1)	(2,405.7)	(856.0)	(26.1)
Decrease in refundable deposits	357.7	93.1	0.8	—
Decrease in other assets — others	4.6	51.6	0.7	—

Net cash used in investing activities	(53,702.3)	(147,987.0)	(77,440.1)	(2,361.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on:
Short-term bank loans	(309.8)	—	(54.5)	(1.7)
Bonds payable	(4,000.0)	(5,000.0)	(10,500.0)	(320.1)
Long-term bank loans	(8,915.5)	(6,656.1)	(1,337.4)	(40.8)
Increase (decrease) in guarantee deposits	(631.1)	(351.0)	2,483.5	75.7
Cash bonus paid to employees	—	(681.6)	(3,086.2)	(94.1)
Cash dividends paid for preferred stock	(455.0)	(184.5)	—	—
Cash dividends paid for common stock	—	(12,137.2)	(46,419.8)	(1,415.2)
Redemption of preferred stock	(13,000.0)	—	—	—
Bonus to directors and supervisors	(58.6)	(127.8)	(231.5)	(7.0)
Repurchase of treasury stock	—	(7,059.8)	—	—
Proceeds from:
Exercise of stock options	—	3.6	270.9	8.3
Disposal of treasury stock	300.3	39.9	899.5	27.4
Increase (decrease) in minority interest in subsidiaries	(3.5)	(26.1)	6.8	0.2

Net cash used in financing activities	(27,073.2)	(32,180.6)	(57,968.7)	(1,767.3)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	35,261.6	(27,016.7)	21,604.3	658.7

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(62.9)	(1,669.8)	348.9	10.6

EFFECT OF FIRST INCLUSION FOR CONSOLIDATION OF CERTAIN SUBSIDIARIES	—	—	228.1	7.0

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	67,790.2	102,988.9	74,302.4	2,265.3

CASH AND CASH EQUIVALENTS, END OF YEAR	102,988.9	74,302.4	96,483.7	2,941.6

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for
Interest (excluding amounts capitalized)	1,982.6	1,470.3	2,435.8	74.3
Income tax	219.0	389.2	341.7	10.4
Cash paid for acquisition of property, plant and equipment
Total acquisitions	31,697.5	113,043.5	56,166.2	1,712.4
(Continued)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
Decrease (increase) in payables to contractors and equipment suppliers	6,900.0	(26,195.6)	24,361.7	742.7
Increase in other long-term payables	(726.6)	(5,913.7)	(649.2)	(19.8)
Decrease in obligations under capital lease	—	160.3	—	—

	37,870.9	81,094.5	79,878.7	2,435.3

NONCASH INVESTING AND FINANCING ACTIVITIES
Current portion of long-term liabilities	5,000.0	10,500.0	5.5	0.2
Current portion of other payables to related parties (under payables to related parties)	—	469.5	694.0	21.2
Current portion of other long-term payables (under accrued expenses and other current liabilities)	1,592.0	1,505.3	869.1	26.5
Reclassification of long-term investments to short-term investments	141.0	344.0	245.6	7.5
Reclassification of short-term investments to long-term investments	—	3,402.4	—	—

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

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

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

In compliance with the revised R.O.C. Statement of Financial Accounting Standards (SFAS) No. 7 “Consolidated Financial Statements”, beginning January 1, 2005, the consolidated financial statements included new consolidated entities, including Global Unichip Corporation (GUC), Global Unichip Corp.-North America (GUC-NA), Global Unichip Japan Co., Ltd. (GUC-Japan) and VisEra Technology Company, Ltd. (VisEra; due to changes in investment structure, the Company no longer had a controlling interest over VisEra in November 2005; the consolidated statement of income for the year ended December 31, 2005 included the revenue and expenses of VisEra for the ten months ended October 31, 2005); moreover, pursuant to the newly revised standard, the Company did not retroactively restate its consolidated financial statements as of and for the years ended December 31, 2003 and 2004.

The consolidated entities were as follows:

		Percentage of
		Ownership at
		December 31,
Name of Investor	Name of Investee	2005	Remark
TSMC	TSMC North America (TSMC-NA)	100%	—
	TSMC Japan K. K. (TSMC-Japan)	100%	—
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	100%	—
	TSMC (Shanghai) Company Limited (TSMC-Shanghai)	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	—
	TSMC International Investment Ltd. (TSMC International)	100%	—
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng. As of December 31, 2005, Chi Cherng held 16,454 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey. As of December 31, 2005, Hsin Ruey held 16,484 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	—
	GUC	46%
Starting from January 1, 2005, GUC became a consolidated entity of TSMC as GUC’s president was assigned by TSMC and TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC. Please see Note 21 for significant intercompany transactions between TSMC and GUC during 2004.

(Continued)

		Percentage of
		Ownership at
		December 31,
Name of Investor	Name of Investee	2005	Remark
	VisEra	—
Starting from January 1, 2005, VisEra became a consolidated entity of TSMC as VisEra’s president was assigned by TSMC and TSMC had a controlling interest over the financial, operating and personnel hiring decisions of VisEra. However, due to the changes in investment structure, TSMC no longer had a controlling interest over VisEra beginning in November 2005. As a result, its revenue and expenses after October 31, 2005 were excluded from the consolidated statement of income for the year ended December 31, 2005.

TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC (ISDF II)	97%	—

TSMC Development	WaferTech, LLC (WaferTech)	99.996%	—

GUC	GUC-NA	100%	Starting from January 1, 2005, GUC-NA became a consolidated entity of TSMC as TSMC has a controlling interest over GUC. TSMC did not enter into significant transactions with GUC-NA in prior years.
(Continued)

		Percentage of
		Ownership at
		December 31,
Name of Investor	Name of Investee	2005	Remark
	GUC-Japan	100%
Starting from January 1, 2005, GUC-Japan became a consolidated entity of TSMC as TSMC has a controlling interest over GUC. TSMC did not enter into significant transactions with GUC-Japan in prior years.

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of December 31, 2005:
TSMC-NA is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC-Japan and TSMC-Europe are engaged mainly in marketing activities. TSMC-Shanghai is engaged in the manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers. TSMC Partners, TSMC Development, Chi Cherng and Hsin Ruey are engaged in investing activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Technology is engaged mainly in engineering support activities. Emerging Alliance, VTAF II, ISDF and ISDF II are engaged in investing in new start-up technology companies. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA and GUC-Japan are engaged in providing products consulting in North America and Japan.
TSMC together with its consolidated entities are hereinafter referred to collectively as the “Company”.
Minority interest in subsidiaries aforementioned is presented under minority interest in subsidiaries in the consolidated balance sheets.

     Use of Estimates
The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
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
     Short-term Investments
Short-term investments primarily consist of agency bonds, corporate bonds, asset-backed securities, bond funds, government bonds and others.
Short-term investments are recorded at historical cost and are carried at the lower of cost or market value as of the balance sheet date. An allowance for decline in value is provided and is charged to current income when the aggregate carrying amount of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the aggregate market value.
The costs of funds and public-traded stocks sold are accounted for using the weighted-average method; whereas the costs of other securities sold are accounted for using the specific identification method.
The market value of funds is determined using the net asset value of the funds at the end of the year, and the market value of public-traded stocks is determined using the average-closing prices of the listed stocks for the last month of the year. The market value of other short-term investments is determined using the average of bid and ask prices at the end of the year.
Cash dividends are recorded as investment income in the year received.
     Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

     Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and the collectibility is reasonably assured. Revenues from the design and manufacturing of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by customers. The Company records provisions for estimated future returns and other allowances in the period the related revenue is recorded. Provisions for estimated sales returns and other allowances are generally made based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance. The Company’s management periodically review the adequacy of the percentage used. However, because of the inherent nature of estimates, actual returns and allowances could be significantly different from the Company’s estimates. If the actual returns are greater than the Company’s estimated amount, the Company could be required to record additional provisions, which would have a negative impact on the Company’s recorded revenue and gross margin.
Sales prices are determined using the fair market value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash to be received.
     Inventories
Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts, and net realizable value is used for finished goods and work in process. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Year-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.
     Long-term Investments
Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. When equity investments are made, the difference, if any, between the cost of the investment and the Company’s share of the investee’s net equity is amortized using the straight-line method over five years and is also recorded in the “equity in earnings/losses of equity method investees, net” account.
When the Company subscribes for additional investee shares at a percentage different from its existing ownership percentage of equity interest, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as investment income in the year received but are accounted for as reductions to the carrying amount of the investments if the dividends are received in the year of acquisition. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment. An allowance is recognized for any decline in the market value of investments in publicly traded stocks with readily ascertainable fair market value, with the corresponding amount recorded as an unrealized loss, a component of shareholders’ equity. A reversal of the allowance is recorded for a subsequent recovery of the market value of such investment.
Investments in mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the net asset value of the funds is lower than their cost, with the corresponding amount recorded as a reduction to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.
The costs of stocks and mutual funds sold are determined using the weighted-average method.
Investments in long-term bonds are stated at amortized cost. The discount or premium is amortized over the duration of the bonds using the interest method, and the amortization is recorded as an adjustment to interest income.
When investments in public-traded securities are reclassified from short-term investments to long-term investments or vice versa, the Company recognizes a loss to the extent, if any, that the market value of such investments is lower than the carrying amount and the market value at the time of reclassification becomes the new basis.
If an investee recognizes an unrealized loss on its long-term investments using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its ownership percentage in the investee and records the amount as a component of shareholders’ equity.
When an indication of impairment is identified in an investment, the carrying amount of the investment is reduced to reflect such other-than-temporary decline, with the related impairment loss charged to current income.
Gains or losses from transactions between the Company and its equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, translation adjustments will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.
     Property, Plant and Equipment, Assets Leased to Others, Leased Assets and Idle Assets
Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the lease inception, with the corresponding amount recorded as obligations under capital lease. Effective January 1, 2005, upon adopting R.O.C. SFAS No.35 “Accounting for Impairment of Assets”, when an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Idle assets are stated at the lower of net realizable value or book value. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed in the year incurred. Interest expense incurred during the purchase and construction period is also capitalized.
Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 50 years; machinery and equipment — 3 to 10 years; office equipment — 3 to 15 years; and leased assets — 20 years.
Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss credited or charged to non-operating gains or losses in the year of sale or disposal.
     Goodwill
Goodwill represents the excess of the consideration paid for the acquisition over the fair value of identifiable net assets acquired. Goodwill is amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2005, upon adopting R.O.C. SFAS No.35, if an event occurs or circumstances change that more likely than not reduce the fair value of goodwill below its carrying amount, an impairment loss is charged to current income. No recording of subsequent recovery in the fair value of the goodwill is allowed. Effective January 1, 2006, goodwill is no longer amortizable and will be assessed for impairment at least on an annual basis.
     Deferred Charges
Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized as follows: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 2 to 5 years. Effective January 1, 2005, upon adopting R.O.C. SFAS No.35, when an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.
     Pension Costs
For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.
     Income Tax
The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
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
     Stock-based Compensation
Employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by the R.O.C. Accounting Research and Development Foundation (ARDF). The Company adopted the intrinsic value method and any compensation cost determined using this method is charged to expense over the employee vesting period.
     Treasury Stock
When the Company repurchases TSMC’s outstanding common stock, the cost of the reacquired stock is recorded as treasury stock, a reduction to shareholders’ equity. Upon retirement of treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount. TSMC’s stock held by its subsidiaries is treated as treasury stock and reclassified from long-term investments to treasury stock. The gains resulted from disposal of treasury stock held by the subsidiaries and cash dividends received by the subsidiaries from TSMC are recorded under capital surplus — treasury stock transactions.
     Foreign-Currency Transactions
Foreign currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the end of the year, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in current income.
     Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, investments and deposits. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit quality financial institutions. The Company’s sales are primarily denominated in U.S. dollars. Sales to one customer represented 15%, 10% and 11% of the consolidated sales for the years ended December 31, 2003, 2004 and 2005, respectively. The Company routinely assesses the financial strength of substantially all customers. The financial condition of the counter-party to investments and deposits is assessed by management on a regular basis.
     Fair Values of Financial Instruments
The carrying amount of cash equivalents approximates fair value due to the short period of time to maturity. Fair values of short-term investments, long-term investments and derivative financial instruments are based on quoted market prices or pricing models using current market data. Receivables, other financial assets, payables and short-term loans are financial instruments with carrying amounts that approximate fair values. Fair value of long-term loans with floating interest rates is their carrying amount. Fair value of long-term loans with fixed interest rates is the present value of expected cash flows discounted using the interest rate the Company may obtain for similar long-term loans. For the Company’s investment portfolio without immediately available market quotes, management believes that the carrying amount of the portfolio approximates the fair value at December 31, 2004 and 2005. Management believes that the differences between the estimated fair values and carrying amounts of these financial instruments were not significant at December 31, 2004 and 2005. Estimated fair values are management’s estimates; however, when there is no readily available market, the estimated fair values may not necessarily represent the amounts that could be realized in a current transaction, and these fair values could change significantly.
     Derivative Financial Instruments
The Company enters into foreign currency forward contracts to manage foreign exchange exposures on foreign-currency-denominated assets and liabilities. The contracts are recorded in New Taiwan dollars at the current rate of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates are amortized over the terms of the forward contracts using the straight-line method. At the end of the year, the receivables or payables arising from forward contracts are restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to the same forward contracts are netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.
The Company enters into cross currency swap contracts to manage currency exposures on foreign-currency-denominated assets and liabilities. The principal amount is recorded using the current rate at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates are amortized over the terms of the contracts using the straight-line method. At the end of the year, the receivables or payables arising from cross-currency swap contracts are restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party are netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

The contract amounts of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid for the foreign currency option contracts are amortized and charged to income on a straight-line basis over the terms of related contracts. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.
The Company enters into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense associated with the hedged items.
     Translation of Foreign-currency Financial Statements
R.O.C. SFAS No. 14, “Accounting for Foreign-Currency Transactions and Translation of Foreign-Currency Financial Statements” applies to foreign subsidiaries that use local currency as their functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — current rate at year-end; shareholders’ equity — historical rates; income and expenses — average rate during the year. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.
     Earnings Per Share
Earnings per share is computed by dividing income attributable to shareholders of the parent by the weighted-average number of shares outstanding in each period, which is retroactively adjusted to the beginning of the year for stock dividends and stock bonuses issued subsequently. Earnings per equivalent ADS is calculated by multiplying earnings per share by five (one ADS represents five common shares).
     Recent Accounting Pronouncements
In December 2003, ARDF issued SFAS No. 34 “Accounting for Financial Instruments”, which is required to be applied by the Company on January 1, 2006. R.O.C. SFAS No. 34 will require the Company to classify all financial instruments as either trading, available-for-sale, held-to-maturity or cost basis. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses recognized in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity. Equity securities without available market quotes are classified as cost-basis securities and reported at cost less any impairment loss. Additionally, R.O.C. SFAS No. 34 will require the Company to recognize all derivatives at fair value on the balance sheet date. Derivatives that do not qualify as hedging instruments under R.O.C. SFAS No. 34 must be adjusted to fair value through earnings. If derivatives qualify as hedging instruments, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the changes in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in shareholders’ equity until the hedged instruments are settled. The change in a derivative’s fair value related to the ineffective portion of a hedge, if any, will be immediately recognized in earnings. Upon the adoption of the standard on January 1, 2006, the Company expects the implementation will have approximately NT$ 1,554 million gain recorded as cumulative effect of changes on accounting policy, and approximately NT$ 312 million recorded as a separate item under shareholders’ equity.
In June 2005, ARDF issued R.O.C. SFAS No. 36 “Financial Instruments: Disclosure and Presentation”, which is also required to be applied by the Company on January 1, 2006. R.O.C. SFAS No. 36 will require the Company for the presentation of financial instruments and identifies the information that should be disclosed about them. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. The Standard requires disclosure of information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments. This Standard also requires disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes they serve, the risks associated with them, and management’s policies for controlling those risks.
The principles in this Standard complement the principles for recognizing and measuring financial assets and financial liabilities in R.O.C. SFAS No. 34 “Accounting for Financial Instruments”.
     Reclassifications
Certain accounts in the consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2003 and 2004 have been reclassified to conform to the consolidated financial statements as of and for the year ended December 31, 2005.
3. U.S. DOLLAR AMOUNTS
The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the noon buying rate in The City of New York for cable transfers in New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2005, which was NT$32.80 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
4. CASH AND CASH EQUIVALENTS

	December 31
	2004	2005
	NT$	NT$
	(In Millions)
Cash and deposits in bank	54,609.0	48,107.3
Government bonds acquired under repurchase agreements	19,215.2	47,963.2
Corporate notes	478.2	413.2

	74,302.4	96,483.7

5. SHORT-TERM INVESTMENTS, NET

	December 31
	2004	2005
	NT$	NT$
	(In Millions)
Agency bonds	8,633.9	14,607.7
Corporate bonds	13,554.6	12,463.7
Corporate issued asset-backed securities	11,766.9	11,724.1
Bond funds	10,662.8	6,055.6
Government bonds	7,346.8	2,087.4
Public-traded stocks	168.3	349.2
Corporate notes	63.8	263.3
Money market funds	1,641.0	260.7
Government bonds acquired under repurchase agreements	249.4	—
Commercial papers	95.7	—

	54,183.2	47,811.7

Allowance for valuation	(75.2)	(412.4)

	54,108.0	47,399.3

Market Value	54,990.5	49,137.4

The Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of December 31, 2005, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$1,200 million. The investment portfolios included securities such as agency bonds, corporate bonds, asset-backed securities, government bonds and others. Securities acquired with maturities less than three months from the date of purchase were reclassified as cash equivalents.
6. RECEIVABLES, NET

	December 31
	2004	2005
	NT$	NT$
	(In Millions)
Notes receivable	2.9	76.3
Accounts receivable	31,211.5	43,006.0

	31,214.4	43,082.3

Allowance for doubtful receivables	(982.8)	(980.6)
Allowance for sales returns and others	(3,342.5)	(4,317.4)

	(4,325.3)	(5,298.0)

	26,889.1	37,784.3

The changes in the allowances are summarized as follows:

	2003	2004	2005
	NT$	NT$	NT$
	(In Millions)
Allowance for doubtful receivables
Balance, beginning of year	933.0	1,020.4	982.8
Effect of inclusion of newly consolidated subsidiary, GUC	—	—	3.5
Additions	98.4	—	1.1
Deductions	(11.0)	(37.6)	(6.8)

Balance, end of year	1,020.4	982.8	980.6

Allowance for sales returns and others
Balance, beginning of year	2,372.5	2,135.8	3,342.5
Additions	4,251.8	4,650.2	5,805.5
Deductions	(4,488.5)	(3,443.5)	(4,830.6)

Balance, end of year	2,135.8	3,342.5	4,317.4

7. INVENTORIES, NET

	December 31
	2004	2005
	NT$	NT$
	(In Millions)
Finished goods	3,526.0	2,964.0
Work in process	11,437.5	13,359.2
Raw materials	993.2	1,765.3
Supplies and spare parts	1,176.7	1,325.6

	17,133.4	19,414.1
Allowance for valuation	(1,577.5)	(1,685.8)

	15,555.9	17,728.3

The changes in the allowance are summarized as follows:

	2003	2004	2005
	NT$	NT$	NT$
	(In Millions)
Balance, beginning of year	1,736.3	1,364.2	1,577.5
Effect of inclusion of newly consolidated subsidiary, GUC	—	—	0.2
Additions	1,532.3	1,771.6	159.0
Write-offs	(1,904.4)	(1,558.3)	(50.9)

Balance, end of year	1,364.2	1,577.5	1,685.8

8. LONG-TERM INVESTMENTS

	December 31
	2004		2005
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	Ship	Amount	Ship
	NT$		NT$
		(In Millions)
Equity method
Vanguard International Semiconductor Corporation (VIS)	5,402.0	28	5,419.7	27
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	3,290.9	32	4,215.2	32
VisEra Holding Company (VisEra Holding)	—	—	652.5	50
GUC	391.6	47	—	—
VisEra	59.1	25	—	—

	9,143.6		10,287.4

Cost method
Common stock
Publicly traded stocks	71.8	—	60.2	—
Non-publicly traded stocks	1,226.5	—	1,006.2	—
Preferred stocks	1,677.9	—	1,964.0	—
Funds	290.1	—	335.0	—

	3,266.3		3,365.4

Long-term bonds
Government bonds	10,260.5		9,923.0
Corporate bonds
Taiwan Power Company	915.3		3,263.3
Nan Ya Plastics Corporation	407.5		2,150.8
China Steel Corporation	2,978.8		1,010.5
Formosa Petrochemical Corporation	202.6		792.0
Chinese Petroleum Corporation	—		705.4
Far Eastone Telecommunication Co., Ltd	—		300.0
Formosa Plastics Corporation	405.5		268.9
Formosa Chemical & Fiber Corporation	—		134.4

	15,170.2		18,548.3

Other investments	10,521.7		10,227.0

	38,101.8		42,428.1

For the year ended December 31, 2003, net investment loss recognized from the equity method investees was NT$294.2 million. For the years ended December 31, 2004 and 2005, net investment income recognized from the equity method investees was NT$2,094.1 million and NT$1,433.2 million, respectively. The carrying amounts of the investments accounted for under the equity method and the related equity in earnings of equity method investees were determined based on the audited financial statements of the investees as of and for the same periods ended as the Company.

In November 2005, the Company transferred all of its shares in VisEra to VisEra Holding Company, an investee accounted for using the equity method of TSMC Partners, due to changes in investment structure.
As of December 31, 2004 and 2005, other investments consisted of the following structured time deposits:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
	NT$	NT$
	(In Millions)
December 31, 2004

Step-up callable deposits
Domestic banks	$2,000.0	$7.7	2.05%-2.20%	Jul. 2007-Aug. 2007
Foreign banks	2,138.3	14.0	1.44%-4.75%	Jun. 2007-Aug. 2007
Callable range accrual deposits
Foreign banks	6,383.4	30.8	(See below)	Sep. 2009-Dec. 2009

	$10,521.7	$52.5

December 31, 2005

Step-up callable deposits
Foreign banks	$3,000.0	$8.1	1.40%-1.50%	Jun. 2007-Oct. 2007
Callable range accrual deposits
Foreign banks	7,227.0	10.0	(See below)	Sep. 2009-Jan. 2010

	$10,227.0	$18.1

The interest rate of the step-up callable deposits is determined by the Company and the related banks. The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.1% and 3.45%. Based on the terms of the deposits, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between nil and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.
As of December 31, 2004 and 2005, deposits that reside in banks located in Hong Kong amounted to NT$2,553.4 million and NT$ 2,628.0 million, respectively; those that reside in banks located in Singapore amounted to NT$638.3 million and NT$657.0 million, respectively.

9. PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2004	2005
	NT$	NT$
	(In Millions)
Cost
Land and land improvements	803.5	851.2
Buildings	97,882.7	105,832.0
Machinery and equipment	433,130.4	510,922.1
Office equipment	8,538.2	9,670.6
Leased assets	566.2	597.7

	540,921.0	627,873.6
Advance payments and construction in progress	49,244.2	15,074.3

	590,165.2	642,947.9

Accumulated depreciation
Land improvements	172.5	206.4
Buildings	38,160.3	46,560.1
Machinery and equipment	287,204.4	344,431.0
Office equipment	5,683.6	6,862.5
Leased assets	33.1	64.6

	331,253.9	398,124.6

	258,911.3	244,823.3

Depreciation expense on property, plant and equipment was NT$64,382.9 million, NT$64,276.5 million and NT$71,385.8 million for the years ended December 31, 2003, 2004 and 2005, respectively.
Interest expense for the years ended December 31, 2003, 2004 and 2005 was NT$2,030.5 million, NT$1,807.2 million and NT$2,662.5 million, respectively (before deducting capitalized amounts of NT$139.5 million, NT$278.3 million and nil for the years ended December 31, 2003, 2004 and 2005, respectively). The interest rates used for the purpose of calculating the capitalized amounts were 1.77% to 5.283% and 1.89% to 2.89% for the years ended December 31, 2003 and 2004, respectively.
The Company entered into agreements to lease certain buildings that qualify as capital leases. The term of the leases is from December 2003 to December 2013.
10. DEFERRED CHARGES, NET

	December 31
	2004	2005
	NT$	NT$
	(In Millions)
Technology license fees	6,534.9	5,099.2
Software and system design costs	2,213.7	1,737.4
Others	243.9	169.7

	8,992.5	7,006.3

Amortization expense on deferred charges was NT$3,473.1 million, NT$4,286.7 million and NT$3,142.0 million for the years ended December 31, 2003, 2004 and 2005, respectively.
As of December 31, 2005, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Amount
NT$
Year	(In Millions)
2006	2,815.6
2007	1,527.4
2008	964.8
2009	569.2
2010	462.4
2011 and thereafter	666.9

7,006.3

11. SHORT-TERM BANK LOANS

	December 31
	2004	2005
	NT$	NT$
	(In Millions)
Unsecured loans in U.S. dollars
US$12.0 million and US$10.0 million in 2004 and 2005, respectively, repayable by June 2006, annual interest at 2.80% and 4.77% in 2004 and 2005, respectively	383.0	328.5

12. LONG-TERM BANK LOANS

	December 31
	2004	2005
	NT$	NT$
	(In Millions)
Unsecured loan
US$60.0 million, repaid before original maturities, annual interest at 2.475%	1,915.0	—
Secured loan
US$20.0 million, repayable by November 2010 in 5 payments, annual interest at 5.01%	—	656.9
Science Park Administration (SPA) SOC loan, repayable by July 2008 in 20 payments, interest free	—	7.7
SPA DSP loans, repayable by April 2007 in 20 payments, interest free	—	4.0

	1,915.0	668.6

Current portion	—	(5.5)

	1,915.0	663.1

As of December 31, 2005, assets of TSMC-Shanghai with a carrying amount aggregating NT$5,511.5 million (RMB1,354.2 million) were provided as collateral for the aforementioned secured loan. Pursuant to the loan agreement, the annual audited financial statements of TSMC-Shanghai must comply with certain financial covenants. As of December 31, 2005, TSMC-Shanghai did not violate those financial covenants.
As of December 31, 2005, future principal repayments for the Company’s long-term bank loans were as follows:

Amount
NT$
Year of Repayment	(In Millions)
2006	5.5
2007	4.1
2008	133.4
2009	262.8
2010	262.8

668.6

13. BONDS PAYABLE

	December 31
	2004	2005
	NT$	NT$
	(In Millions)
Domestic unsecured bonds
Issued in December 2000 and repayable in December 2005 and 2007 in two installments, 5.25% and 5.36% interest payable annually, respectively	15,000.0	4,500.0
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	15,000.0	15,000.0

	30,000.0	19,500.0

Current portion	(10,500.0)	—

	19,500.0	19,500.0

As of December 31, 2005, future principal repayments for the bonds were as follows:

Amount
NT$
Year of Repayment	(In Millions)
2007	7,000.0
2009	8,000.0
2010 and thereafter	4,500.0

19,500.0

14. OTHER LONG-TERM PAYABLES

	December 31
	2004	2005
	NT$	NT$
	(In Millions)
Payables for acquisition of property, plant and equipment (Note 24k)	6,030.0	7,037.8
Payables for royalties	3,440.3	2,380.2

	9,470.3	9,418.0

Current portion (classified under accrued expenses and other current liabilities)	(1,505.3)	(869.1)

	7,965.0	8,458.9

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.
As of December 31, 2005, future payments for the Company’s other long-term payables were as follows:

Amount
NT$
Year of Payment	(In Millions)
2006	869.1
2007	459.9
2008	262.8
2009	262.8
2010	262.8
2011 and thereafter	7,300.6

9,418.0

15. PENSION PLANS
The Labor Pension Act (the “Act”) became effective on July 1, 2005 and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees of TSMC and GUC who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 shall be maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month shall not be less than 6% of each employee’s monthly salary. Furthermore, TSMC-Shanghai is required by a local regulation to make contributions to a state-managed retirement plan at a certain ratio of the monthly basic salary of its local employees. Pursuant to the aforementioned Act and regulation, the Company made monthly contributions and recognized pension costs of NT$7.5 million and NT$280.3 million for the years ended December 31, 2004 and 2005, respectively.

TSMC and GUC have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary prior to retirement. TSMC and GUC contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds). The Funds are administered by pension fund monitoring committees (the Committees) and deposited in the Committees’ name in the Central Trust of China. Under the R.O.C. regulation, government authority will then collect the Fund as a Labor Retirement Fund and determine the assets allocation and investment policy.
TSMC and GUC use December 31 as the measurement date for their pension plans.
The changes in benefit obligation and plan assets for the years ended December 31, 2003, 2004 and 2005 were summarized as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$
	(In Millions)
Benefit obligation
Projected benefit obligation at beginning of year	2,926.0	3,958.7	4,904.1
Effect of inclusion of newly consolidated subsidiary, GUC	—	—	16.1
Service cost	502.1	632.6	470.9
Interest cost	109.7	128.3	163.8
Actuarial gain	424.4	185.9	436.6
Benefits paid	(3.5)	(1.4)	(14.6)

Projected benefit obligation at end of year	3,958.7	4,904.1	5,976.9

Plan assets

Balance, beginning of year	1,014.0	1,207.3	1,447.5
Effect of inclusion of newly consolidated subsidiary, GUC	—	—	7.6
Actual return of plan assets	15.7	15.3	18.7
Employer contribution	181.1	226.3	226.2
Benefits paid	(3.5)	(1.4)	(8.4)

Balance, end of year	1,207.3	1,447.5	1,691.6

Other information of defined benefit plans was as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$
	(In Millions)
a. Components of net periodic pension cost

Service cost	502.1	632.6	470.9
Interest cost	109.7	128.3	163.8
Projected return on plan assets	(41.2)	(41.9)	(49.8)
Amortization	2.4	8.3	8.3

Net periodic pension cost	573.0	727.3	593.2

	December 31
	2004	2005
	NT$	NT$
	(In Millions)
b. Reconciliation of funded status of the plans and accrued pension cost

Benefit obligation
Vested benefit obligation	67.1	62.3
Nonvested benefit obligation	2,704.3	3,364.3

Accumulated benefit obligation	2,771.4	3,426.6
Additional benefits based on future salaries	2,132.7	2,550.3

Projected benefit obligation	4,904.1	5,976.9
Fair value of plan assets	(1,447.5)	(1,691.6)

Funded status	3,456.6	4,285.3
Unrecognized net transitional obligation	(132.8)	(127.0)
Unrecognized actuarial loss	(222. 6)	(684.4)

Accrued pension cost	3,101.2	3,473.9

Vested benefit	76.0	67.8

c. Actuarial assumptions

Discount rate used in determining present values	3.25%	2.75%~3.50%
Future salary increase rate	3.00%	2.00%~3.00%
Expected rate of return on plan assets	3.25%	2.50%~2.75%

d.	Expected Benefits Payments

Amount
NT$
(In Millions)
2006	46.3
2007	31.5
2008	24.3
2009	39.1
2010	75.3
2011 and thereafter	689.3
e.	TSMC and GUC expect to make contributions to their pension funds in 2006 of NT$230.4 million and NT$2.2 million, respectively.
16. INCOME TAX
a.	Income tax benefit (expense) consisted of:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$
	(In Millions)
Current
Domestic	(136.5)	(566.5)	(3,531.8)
Foreign	(158.8)	(173.7)	(485.3)

	(295.3)	(740.2)	(4,017.1)

Deferred
Domestic	(3,639.9)	1,101.4	3,295.7
Foreign	12.3	2.2	90.8

	(3,627.6)	1,103.6	3,386.5

Income tax benefit (expense)	(3,922.9)	363.4	(630.6)

b.	A reconciliation of income tax expense based on income before income tax and minority interest at statutory rates and income tax benefit (expense) was as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$
	(In Millions)
Income tax expense based on income before income tax and minority interest at statutory rates	(12,881.5)	(23,840.5)	(23,658.5)
Tax-exempt income	5,255.7	14,712.5	12,243.4
Temporary and permanent differences	732.7	(658.2)	(1,123.7)

Current income tax expense before income tax credits	(6,893.1)	(9,786.2)	12,538.8)
Additional tax at 10% on unappropriated earnings	(1,273.5)	(823.9)	(1,494.8)
Income tax credits	7,917.1	10,470.9	10,133.8
Other income tax adjustment	(8.1)	(555.8)	(117.3)
Net change in deferred income tax assets
Net operating loss carryforwards	535.8	(1,653.0)	(690.6)
Investment tax credits	(917.7)	234.7	(1,965.9)
Temporary differences	(300.9)	1,131.3	2,402.4
Adjustment in valuation allowance	(2,982.5)	1,345.4	3,640.6

Income tax benefit (expense)	(3,922.9)	363.4	(630.6)

c.	Deferred income tax assets (liabilities) consisted of:

	December 31
	2004	2005
	NT$	NT$
	(In Millions)
Current deferred income tax assets
Investment tax credits	8,849.0	7,033.6
Temporary differences	319.7	454.1
Net operating loss carryforwards	—	15.8
Valuation allowance	(250.7)	(354.2)

	8,918.0	7,149.3

Noncurrent deferred income tax assets
Net operating loss carryforwards	6,735.1	6,261.5
Investment tax credits	17,035.6	17,004.3
Temporary differences	13.7	14.1
Valuation allowance	(14,360.5)	(10,836.9)

	9,423.9	12,443.0

(Continued)

	December 31
	2004	2005
	NT$	NT$
	(In Millions)
Noncurrent deferred income tax liabilities
- Temporary differences
Depreciation	(5,298.2)	(4,975.3)
Others	(2,475.7)	(679.3)

	(7,773.9)	(5,654.6)

Net noncurrent deferred income tax assets	1,650.0	6,788.4

d.	Integrated income tax information:

The balance of the imputation credit account of TSMC as of December 31, 2004 and 2005 was nil and NT$20.1 million, respectively.

The actual and expected creditable ratio of TSMC for distribution of earnings of 2004 and 2005 was 0.11% and 0.02%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may change when the actual distribution of the imputation credits is made.

e.	TSMC’s earnings generated prior to December 31, 1997 have been fully appropriated.

f.	As of December 31, 2005, investment tax credits of TSMC and GUC consisted of:

		Total	Remaining
		Creditable	Creditable	Expiry
Law	Item	Amounts	Amounts	Year
		NT$	NT$
		(In Millions)
Statute for Upgrading Industries	Purchases of machinery and equipment	134.4	—	2005
		4,886.6	—	2006
		4,138.9	4,054.2	2007
		11,002.0	11,002.0	2008
		4,160.4	4,160.4	2009

		24,322.3	19,216.6

Statute for Upgrading Industries	Research and development expenditures	3,145.9	—	2005
		1,809.8	20.3	2006
		1,421.6	1,421.6	2007
		1,647.3	1,647.3	2008
		1,667.8	1,667.8	2009

		9,692.4	4,757.0

		Total	Remaining
		Creditable	Creditable	Expiry
Law	Item	Amounts	Amounts	Year
		NT$	NT$
		(In Millions)
Statute for Upgrading Industries	Personnel training	29.4	—	2005
		20.4	—	2006
		27.0	27.0	2007
		37.3	37.3	2008

		114.1	64.3

Statute for Upgrading Industries	Investments in important technology-based enterprises	38.0	—	2005

g.	As of December 31, 2005, the net operating loss carryforwards pertained to WaferTech, TSMC Development, TSMC Technology and GUC would expire at various dates through 2024.

h.	The profits generated from the following expansion and construction projects of TSMC’s manufacturing plants are exempt from income tax:

Tax-Exemption Period
Construction of Fab 8 - module B	2002 to 2005
Expansion of Fab 2 - modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007
i.	The tax authorities have examined income tax returns of TSMC through 2001.
17. SHAREHOLDERS’ EQUITY
Common Stock, Capital Surplus and Earnings
TSMC has issued a total of 864,194 thousand ADSs which are traded on the NYSE as of December 31, 2005. The number of common shares represented by the ADSs is 4,320,969 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset deficits under the Company Law. However, the capital surplus generated from donations and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are restricted to a certain percentage of the paid-in capital of TSMC.

As of December 31, 2004 and 2005, capital surplus consisted of:

	December 31
	2004	2005
	NT$	NT$
	(In Millions)
From merger	24,003.6	24,003.6
Additional paid-in capital	23,051.7	23,254.2
From convertible bonds	9,360.4	9,360.4
From treasury stock transactions	0.2	306.9
From long-term investments	121.4	192.8
Donations	—	—

Total	56,537.3	57,117.9

As of December 31, 2004 and 2005, retained earnings consisted of:

	December 31
	2004	2005
	NT$	NT$
	(In Millions)
Unappropriated earnings	88,202.0	106,196.4
Legal capital reserve	25,528.0	34,348.2
Special capital reserve	—	2,226.4

Total	113,730.0	142,771.0

TSMC’s Articles of Incorporation as revised on May 10, 2005 provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled TSMC’s total capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and supervisors and bonus to employees of TSMC equal to not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors and supervisors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also stipulate that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided however, the ratio for stock dividend shall not exceed 50% of total distribution.
Any appropriations of the profits are recorded in the financial statements in the year of shareholder approval.
The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve can be used to offset deficits or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital, if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of the paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the paid-in capital, up to 50% of the reserve may be transferred to capital.
A special reserve equivalent to the net debit balance of the other components of shareholder’s equity (for example, unrealized loss on long-term investments and cumulative translation adjustments, but excluding treasury stock), shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of the earnings of 2003 and 2004 were approved in the shareholders’ meetings on May 11, 2004 and May 10, 2005, respectively. The appropriations of the earning of 2005 was approved by the Board of Directors on February 14, 2006. The appropriations and dividend per share are as follows:

	Appropriation of Earnings			Dividend Per Share
	For Fiscal	For Fiscal	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2003	Year 2004	Year 2005	Year 2003	Year 2004	Year 2005
	NT$	NT$	NT$	NT$	NT$	NT$
	(in Millions)
Legal capital reserve	4,725.8	8,820.2	9,357.5
Special capital reserve	(68.9)	2,226.4	(1,585.7)
Employees’ profit sharing — in cash	681.6	3,086.2	3,432.1
Employees’ profit sharing — in stock	2,726.5	3,086.2	3,432.1
Cash dividends to preferred shareholders	184.5	—	—	0.35	—	—
Cash dividends to common shareholders	12,160.0	46,504.1	61,825.1	0.60	2.00	2.50
Stock dividends to common shareholders	28,373.3	11,626.0	3,709.5	1.41	0.50	0.15
Bonus to directors and supervisors	127.8	231.5	257.4

	48,910.6	75,580.6	80,428.0

The amounts of the above appropriations of earnings for 2003 and 2004 are consistent with the resolutions of the meetings of the Board of Directors held on February 17, 2004 and February 22, 2005, respectively. The Board of Directors also resolved to distribute stock dividends out of capital surplus in the amount of NT$3,709.5 million on February 14, 2006. However, the Company Law prescribes that TSMC, as a holder of treasury stock, shall not participate in the appropriations of earnings. Therefore, the actual cash dividend per share and stock dividend per share are slightly more than those in the aforementioned resolutions. If the above bonuses to employees, directors and supervisors had been paid entirely in cash and charged against earnings for 2003 and 2004, the after tax basic earnings per share (prior to retroactive adjustment) for the years ended December 31, 2003 and 2004 would have decreased from NT$2.33 to NT$2.15 and NT$3.97 to NT$3.70, respectively. The shares distributed as a bonus to employees represented 1.35% and 1.33% of TSMC’s total outstanding common shares as of December 31, 2003 and 2004, respectively.

As of February 27, 2006, the appropriation for earnings of 2005 had not approved by shareholders.

The above information about the appropriations of bonuses to employees, directors and supervisors is available at the Market Observation Post System website.

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

The terms and conditions of the preferred shares were as follows:

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
18. STOCK-BASED COMPENSATION PLANS
TSMC’s Employee Stock Option Plans, consisting of TSMC 2002 Plan, TSMC 2003 Plan and TSMC 2004 Plan, were approved by the SFB on June 25, 2002, October 29, 2003 and January 6, 2005, respectively. The maximum number of options authorized to be granted under the TSMC 2002 Plan, TSMC 2003 Plan and TSMC 2004 Plan was 100,000 thousand, 120,000 thousand and 11,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options that had never been granted or had been granted and subsequently cancelled under the TSMC 2002 Plan and TSMC 2003 Plan were expired as of December 31, 2005.

Information about TSMC’s outstanding stock options for the years ended December 31 2003, 2004 and 2005 was as follows:

		Weighted-
		Average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Balance, January 1, 2003	19,369
Options granted	32,874	50.7
Options cancelled	(2,886)	48.8

Balance, December 31, 2003	49,357
Options granted	20,400	47.3
Options exercised	(87)	41.8
Options cancelled	(5,303)	45.9

Balance, December 31, 2004	64,367
Options granted	14,864	48.4
Options exercised	(6,837)	39.6
Options cancelled	(4,636)	44.1

Balance, December 31, 2005	67,758

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.

As of December 31, 2005, information about TSMC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
Range of	Number of	Remaining	Average	Number of	Average
Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)
29.9-42.1	45,787	7.10	38.73	27,143	38.59
47.0-54.5	21,971	8.82	49.20	327	54.50

	67,758			27,470

GUC’s Employee Stock Option Plans, consisting of GUC 2002 Plan and GUC 2003 Plan, were approved by its Board of Directors on July 1, 2002 and January 23, 2003, respectively. The maximum number of options authorized to be granted under the GUC 2002 Plan and GUC 2003 Plan was 5,000 and 7,535, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentage in accordance with the plans subsequent to the second anniversary of the grant date. As of December 31, 2005, all of the options under the GUC 2002 Plan and GUC 2003 Plan had been granted or were expired.

Moreover, GUC 2004 Plan was approved by the SFB on August 16, 2004 to grant a maximum of 2,500 options, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. The options of GUC 2004 Plan are valid for six years and exercisable at certain percentage in accordance with the plan subsequent to the second anniversary of the grant date.

Information about GUC’s outstanding stock options for the years ended December 31, 2003, 2004 and 2005 was as follows:

		Weighted-
		Average
		Exercise
	Number of	Price
	Options	(NT$)
Balance, January 1, 2003	4,238
Options granted	2,820	10.5

Balance, December 31, 2003	7,058
Options granted	831	10.5

Balance, December 31, 2004	7,889
Options granted	2,499	10.96
Options exercised	(2,641)	10.50
Options cancelled	(615)	10.57

Balance, December 31, 2005	7,132

     As of December 31, 2005, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
Weighted-
		Average	Weighted-		Weighted-
Range of		Remaining	Average		Average
Exercise	Number of	Contractual	Exercise	Number of	Exercise
Price (NT$)	Options	Life (Years)	Price (NT$)	Options	Price (NT$)
10.50-10.96	7,132	2.58-5.75	10.66	3,890	10.50

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2004 and 2005 for TSMC and GUC. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the years ended December 31, 2004 and 2005 would have been as follows:

		2004	2005
Assumptions:
TSMC	Expected dividend yield	1.00%	1.00%-3.44%
	Expected volatility	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years

GUC	Expected dividend yield	—	—
	Expected volatility	38.74%-41.74%	22.65%-41.74%
	Risk free interest rate	2.56%	2.56%
	Expected life	6 years	6 years

	NT$	NT$
	(In Millions)
Net income attributable to shareholders of the parent:
As reported	92,316.1	93,575.0
Pro forma	92,257.4	93,456.5

	NT$	NT$
Consolidated earnings per share (EPS) — after income tax:
Basic EPS as reported	3.73	3.79
Pro forma basic EPS	3.73	3.79
Diluted EPS as reported	3.73	3.79
Pro forma diluted EPS	3.73	3.78
The estimated weighted average fair value per unit of option granted during the years ended December 31, 2004 and 2005 under the TSMC plans was NT$19.73 and NT$17.69, respectively. The estimated weighted average fair value per unit of option (eligible to subscribe for one thousand common shares) granted during the years ended December 31, 2004 and 2005 under the GUC plans was NT$3.86 thousand and NT$3.32 thousand, respectively.
19. TREASURY STOCK (COMMON STOCK)

		Increase/
	Beginning	Stock		Ending
	Shares	Dividend	Disposal	Shares
	(Shares in Thousands)
Year ended December 31, 2004

Reclassification of parent company stock held by subsidiaries from long-term investments	40,597	5,676	752	45,521
Repurchase under share buyback plan	—	124,720	124,720	—

	40,597	130,396	125,472	45,521

Year ended December 31, 2005

Reclassification of parent company stock held by subsidiaries from long-term investments	45,521	2,242	14,825	32,938

Proceeds from the sales of treasury stock for the years ended December 31, 2003, 2004 and 2005 were NT$331.9 million, NT$39.9 million and NT$899.5 million, respectively. As of December 31, 2004 and 2005, the book value of the treasury stock was NT$1,595.2 million and NT$918.1 million, respectively; the market value was NT$2,241.0 million and NT$2,047.1 million, respectively. TSMC’s stocks held by its subsidiaries are treated as treasury stock and the holders are entitled to the rights of shareholders, except that starting from June 24, 2005, pursuant to the revised Company Law, the holders are no longer entitled to the right to vote.

TSMC held a special meeting of the Board of Directors and approved a share buyback plan to repurchase TSMC’s common shares listed on the TSE during the period from March 24, 2004 to May 23, 2004. TSMC repurchased 124,720 thousand common shares for a total cost of NT$7,059.8 million. All the treasury stock repurchased under the buyback plan was retired on August 16, 2004.
20. CONSOLIDATED EARNINGS PER SHARE
Consolidated EPS are computed as follows:

	Amounts (Numerator)			Consolidated EPS
			Number of
	Before	After	Shares	Before	After
	Tax	Tax	(Denominator)	Tax	Tax
	NT$	NT$	(Thousands)	NT$	NT$
Year ended December 31, 2003
Income available to shareholders of the parent	51,181.6	47,258.7
Less—preferred stock dividends	(184.5)	(184.5)

Basic EPS
Income available to shareholders of the parent	50,997.1	47,074.2	24,796,042	2.06	1.90

Effect of dilutive potential common stock — stock options	—	—	10,105

Diluted EPS
Income available to shareholders of the parent (including the effect of dilutive potential common stock)	50,997.1	47,074.2	24,806,147	2.06	1.90

Year ended December 31, 2004

Basic EPS
Income available to shareholders of the parent	91,952.7	92,316.1	24,717,531	3.72	3.73

Effect of dilutive potential common stock — stock options	—	—	6,484

Diluted EPS
Income available to shareholders of the parent (including the effect of dilutive potential common stock)	91,952.7	92,316.1	24,724,015	3.72	3.73

(Continued)

	Amounts (Numerator)			Consolidated EPS
			Number of
	Before	After	Shares	Before	After
	Tax	Tax	(Denominator)	Tax	Tax
	NT$	NT$	(Thousands)	NT$	NT$
Year ended December 31, 2005
Basic EPS
Income available to shareholders of the parent	94,205.6	93,575.0	24,679,947	3.82	3.79

Effect of dilutive potential common stock — stock options	—	—	13,165

Diluted EPS
Income available to shareholders of the parent (including the effect of dilutive potential common stock)	94,205.6	93,575.0	24,693,112	3.82	3.79

21. RELATED PARTY TRANSACTIONS
The Company engages in business transactions with the following related parties:
a.	Industrial Technology Research Institute (ITRI), the Chairman of TSMC is one of its directors

b.	Philips, a major shareholder of TSMC

c.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method) GUC (with controlling financial interest and was consolidated from 2005 with significant transactions eliminated)

d.	Indirect investee

VisEra, originally an investee over which TSMC had control; beginning in November 2005, VisEra became an indirect investee accounted for using the equity method due to changes in investment structure.

Transactions with the aforementioned parties, excluding those disclosed in other notes, are summarized as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$
	(In Millions)
For the year

Sales
Philips	3,577.0	5,463.6	3,298.8
Others	610.6	812.2	492.7

	4,187.6	6,275.8	3,791.5

Purchases
SSMC	5,519.8	5,869.1	5,729.7
VIS	4,910.8	9,169.6	4,142.4

	10,430.6	15,038.7	9,872.1

Manufacturing expenses—technical assistance fees Philips (see Note 24a)	3,023.7	907.0	581.1

General and administrative expenses—rental
GUC	—	13.2	—

Research and development expenses
GUC	—	11.7	—

Proceeds from disposal of property, plant and equipment
VisEra	—	—	534.3

VIS	15.1	34.0	—

Non-operating income and gains SSMC (primarily technical service income, see Note 24e)	201.9	364.5	316.2
VisEra	—	28.9	308.1
VIS (primarily technical service income, see Note 24j)	0.2	117.8	210.7

	202.1	511.2	835.0

At end of year

Receivables
Philips		581.5	573.6
Others		72.8	119.7

		654.3	693.3

(Continued)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$
	(In Millions)
Other receivables
VisEra		30.3	374.2
SSMC		63.7	149.2
VIS		47.6	74.5

		141.6	597.9

Payables
Philips		469.5	694.0
VIS		1,533.9	563.2
SSMC		207.8	485.9
GUC		6.6	—

		2,217.8	1,743.1

Other long-term payables
Philips		2,318.0	1,100.5

Deferred credits (under other liabilities-others)
VisEra		—	186.5

The terms of sales to related parties were not significantly different from those to third parties. For other related party transactions, prices were determined in accordance with related contractual agreements.

The Company deferred the gains (classified under deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of 5 years of the disposed assets.
22. SIGNIFICANT LONG-TERM LEASES
TSMC and GUC lease parcels of land from the SPA. These operating leases expire on various dates from March 2008 to December 2021 and can be renewed upon expiration.

TSMC-NA leases its office premises and certain equipment under non-cancelable operating leases. TSMC-Japan has also entered into lease agreements for its office premises. These operating leases expire between 2010 and 2011 and can be renewed upon expiration.

As of December 31, 2005 , future lease payments were as follows:

Year	Amount
NT$
(In Millions)
2006	371.2
2007	361.5
2008	339.0
2009	333.7
2010	267.1
2011 and thereafter	1,129.3

2,801.8

Rental expense for the years ended December 31, 2003, 2004 and 2005 was NT$1,297.7 million, NT$823.0 million and NT$949.4 million, respectively.
23. SETTLEMENT INCOME
TSMC, TSMC-NA and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation (“SMIC”), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, SMIC shall pay TSMC US$175 million over six years to resolve TSMC’s claims.
24. SIGNIFICANT COMMITMENTS AND CONTINGENCIES
The significant commitments and contingencies of the Company as of December 31, 2005 were as follows:
a.	On June 20, 2004, TSMC and Philips amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between TSMC and Philips will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, TSMC will pay Philips royalties based on a fixed amount mutually agreed-on, rather than under certain percentage of TSMC’s annual net sales. TSMC and Philips agreed to cross license the patents owned by each party. TSMC also obtained through Philips a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, TSMC shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992 and 1997 and on January 1, 2002.

c.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2005, TSMC had a total of US$87.7 million of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. TSMC and Philips committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips are required, in the aggregate, to purchase up to 70% of SSMC’s full capacity, but TSMC alone is not required to purchase more than 28% of the annual installed capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	TSMC provides technical services to SSMC under a Technology Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the Termination Agreement, TSMC will be relieved of any further obligation to transfer any additional technology. In addition, TSMC granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	Beginning in 2001, TSMC entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts vary with payments to be made in the form of royalties. TSMC has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

h.	In November 2002, TSMC entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 90-nm to 65-nm advanced CMOS Logic and e-DRAM technologies. TSMC also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. TSMC will contribute process technologies and share a portion of the costs associated with this joint development project. This agreement expired on December 31, 2005.

i.	In December 2003, TSMC entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. TSMC will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

j.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

k.	TSMC-Shanghai entered into an agreement with a certain foreign company. In accordance with the agreement, TSMC-Shanghai is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC-Shanghai is obligated to compensate counterparty.

l.	Amounts available under unused letters of credit as of December 31, 2005 were NT$6.5 million.
25. FINANCIAL INSTRUMENTS
The Company entered into derivative financial instrument transactions in the years ended December 31, 2004 and 2005 to manage exposures related to foreign exchange rate and interest rate fluctuations. Certain information on these contracts was as follows:
a.	Outstanding forward exchange contracts as of December 31, 2004 and 2005:

				Currency
	Currency	Amount		To be	Amount		Fair Value
	To Pay	(In Millions)		Received	(In Millions)	Maturity	(In Millions)
2004

Sell	US$	US$	733.0	NT$	NT$ 23,681.3	Jan. to Mar. 2005	NT$ 248.8
Sell	US$	US$	159.1	EUR	EUR 118.5	Jan. 2005	NT$ 68.3

2005

Sell	US$	US$	60.0	NT$	NT$ 1,996.1	Jan. 2006	NT$ 28.5
As of December 31, 2004 and 2005, receivables resulted from forward exchange contracts (classified under current assets) aggregated NT$392.5 million and NT$26.7 million, respectively. As of December 31, 2004, payables resulted from forward contracts (classified under current liabilities) aggregated NT$0.6 million.

b.	Outstanding cross currency swap contracts as of December 31, 2004 and 2005:

	Contract		Range of	Range of
	Amount		Interest Rate	Interest Rate	Fair Value
Maturity Date	(In Millions)		Paid	Received	(In Millions)
2004

Jan. 2005 to Jun. 2005	US$	1,420.0	1.28%-2.72%	0.49%-1.17%	NT$760.0

2005

Jan. 2006 to Mar. 2006	US$	2,089.0	4.15%-4.54%	0.02%-2.12%	NT$789.9
As of December 31, 2004 and 2005, receivables from the cross currency swap contracts (classified under current assets) were NT$761.0 million and NT$1,119.9 million, respectively.

Net exchange gains arising from forward exchange contracts for the years ended December 31, 2003 were NT$321.0 million. Net exchange losses arising from forward exchange contracts and cross currency swap contracts for the years ended December 31, 2004 and 2005 were NT$3,844.0 million and NT$2,524.2 million, respectively. Net interest expenses arising from cross currency swap contracts for the years ended December 31, 2004 and 2005 were NT$91.3 million and NT$1,249.1 million, respectively.

c.	Options contracts

The Company did not enter into any foreign currency option contract in the year ended December, 31 2004. As of December 31, 2005, the Company did not have any outstanding foreign currency option contract. Net realized premium expenses for the years ended December 31, 2003 and 2005 were NT$153.8 million and nil, respectively.

d.	Interest rate swaps contracts

The Company rescinded all interest rate swap contracts in the first quarter of 2005 before their original maturities. The rescission loss of NT$28.3 million was recognized in the “interest expense” account. There was no outstanding contract as of December 31, 2005. Outstanding contracts as of December 31, 2004 were as follows:

	Notional
	Amount		Interest Rate	Interest
Contract Date	(In Millions)	Contract Period	Received	Rate Paid
September 2003	NT$500.0	September 2003 to December 2005	One month LIBOR	5.25%
October 2003	NT$500.0	October 2003 to December 2005	One month LIBOR	5.25%
October 2003	NT$500.0	October 2003 to December 2005	One month LIBOR	5.25%
October 2003	NT$500.0	October 2003 to December 2005	One month LIBOR	5.25%
October 2003	NT$500.0	October 2003 to December 2005	One month LIBOR	5.25%
November 2003	NT$500.0	November 2003 to December 2005	One month LIBOR	5.25%
Net interest expenses arising from interest rate swap contracts for the year ended December

31, 2003 was NT$141.0 million. Net interest income arising from interest rate swap contracts for the year ended December 31, 2004 was NT$11.6 million.
e.	Transaction risk
i)	Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss to be incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposure related to the potential default by those counter-parties is low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in foreign exchange rates and interest rates. Gains or losses from these hedging instruments are likely to be offset by gains or losses from the hedged items. Thus, market price risk is believed to be low.

iii)	Cash flow risk and the amount and period of future cash needs.

As of December 31, 2005, the Company’s future cash needs for outstanding forward exchange contracts and cross currency swap contracts were as follows:

Term	Inflow	Outflow
	(In Millions)
Within one year	NT$71,820.9	US$	2,149.0
The Company has sufficient operating capital to meet the above cash needs. In addition, there will be corresponding cash inflow for the cash outflow. Therefore, the cash flow risk is low.
f.	Fair values of financial instruments were as follows:

	December 31, 2004		December 31, 2005
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)
Non-derivative financial instruments

Assets
Short-term investments, net	54,108.0	54,990.5	47,399.3	49,137.4
Long-term investments (securities with market prices)	31,165.7	34,265.1	34,273.3	39,678.8
Liabilities
Bonds payable (including current portion)	30,000.0	30,607.3	19,500.0	19,924.9
(Continued)

	December 31, 2004		December 31, 2005
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)
Derivative financial instruments

Assets (liabilities)
Forward exchange contracts	392.0	317.1	26.7	28.5
Cross currency swap contracts	761.0	760.0	1,119.9	789.9
Interest rate swap contracts	4.4	(22.7)	—	—
The above financial instruments do not include cash and cash equivalents, receivables, other financial assets, short-term bank loans, payables, and payable to contractors and equipment suppliers. The carrying amounts of the aforementioned financial instruments reported in the balance sheet approximate their fair values.

The above financial instruments also exclude refundable deposits, guarantee deposits, long-term investments that do not have quoted market prices, long-term bank loans as well as other long-term payables. The future cash inflow and outflow of the deposits approximate their fair values. Some of the long-term investments do not have quoted market prices; therefore, fair values for those long-term investments are not shown above. The fair value of long-term bank loans with floating interest rates is their carrying amount. The fair value of long-term bank loans with fixed interest rates is the present value of expected cash flows discounted using the interest rate the Company may obtain for similar long-term bank loans. The fair value of other long-term payables is determined using the discounted value of expected cash flows, which approximates their carrying amount.

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
The fair values of some financial and non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.
26. SEGMENT INFORMATION
a.	Industry financial information

The Company is engaged mainly in the manufacturing, selling, packaging and testing of integrated circuits. Therefore, the disclosure of industry financial information is not applicable to the Company.

b.	Geographic information

	North		Adjustments
	America		and
	and Others	Taiwan	Elimination	Consolidated
	NT$	NT$	NT$	NT$
	(In Millions)
2003

Sales to other than consolidated entities	118,851.4	84,145.4	—	202,996.8
Sales among consolidated entities	11,494.9	117,758.9	(129,253.8)	—

Total sales	130,346.3	201,904.3	(129,253.8)	202,996.8

Gross profit	2,392.9	72,891.6	(401.0)	74,883.5

Operating expenses				(23,582.9)
Non-operating income and gains				5,669.3
Non-operating expenses and losses				(5,791.3)

Income before income tax				51,178.6

Net income attributable to minority interest				(3.0)

Identifiable assets	52,276.3	358,451.5	(14,075.3)	396,652.5

Long-term investments				10,748.0

Total assets				407,400.5

2004

Sales to other than consolidated entities	143,801.1	113,411.5	—	257,212.6
Sales among consolidated entities	15,657.8	142,580.9	(158,238.7)	—

Total sales	159,458.9	255,992.4	(158,238.7)	257,212.6

Gross profit	6,173.8	110,160.6	(515.2)	115,819.2

Operating expenses				(27,337.5)
Non-operating income and gains				6,015.5
Non-operating expenses and losses				(2,531.6)

Income before income tax				91,965.6

(Continued)

	North		Adjustments
	America		and
	and Others	Taiwan	Elimination	Consolidated
	NT$	NT$	NT$	NT$
	(In Millions)
Net income attributable to minority interest				12.9

Identifiable assets	89,000.9	416,076.6	(43,725.3)	461,352.2

Long-term investments				38,101.9

Total assets				499,454.1

2005

Sales to other than consolidated entities	152,517.8	114,047.3	—	266,565.1
Sales among consolidated entities	13,513.2	152,132.5	(165,645.7)	—

Total sales	166,031.0	266,179.8	(165,645.7)	266,565.1

Gross profit	2,858.1	115,722.2	(377.4)	118,202.9

Operating expenses				(27,234.3)
Non-operating income and gains				7,067.5
Non-operating expenses and losses				(3,772.8)

Income before income tax				94,263.3

Net income attributable to minority interest				57.7

Identifiable assets	92,904.4	430,038.4	(45,861.3)	477,081.5

Long-term investments				42,428.1

Total assets				519,509.6

c.	Net sales:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$
	(In Millions)
Areas

Taiwan	22,195.2	36,649.6	30,908.7
United States	104,500.7	114,866.0	119,792.3
Asia and others	68,872.8	91,342.4	102,977.9
Europe	11,710.4	19,089.3	18,122.8

	207,279.1	261,947.3	271,801.7
Sales returns and allowances	(4,282.3)	(4,734.7)	(5,236.6)

Net sales	202,996.8	257,212.6	266,565.1

The net sales information is presented by billed regions.

d.	Major customers:

The Company only had one customer to which the net sales accounted for at least 10% of its total net sales in the year ended December 31, 2003, 2004 and 2005. The net sales to such customer amounted to NT$31,220.1 million, NT$25,299.9 million and NT$29,258.3 million in the years ended December 31, 2003, 2004 and 2005, representing 15%, 10% and 11% of its total net sales, respectively.

e.	Net sales by product categories:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$
	(In Millions)
Products

Wafer fabrication	186,178.9	233,216.9	239,576.6
Mask making	12,629.9	14,136.6	14,448.5
Others	4,188.0	9,859.1	12,540.0

	202,996.8	257,212.6	266,565.1

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (R.O.C. GAAP), which differ in the following respects from accounting principles generally accepted in the United States of America (U.S. GAAP):

a.	Marketable securities

Under R.O.C. GAAP, marketable securities are carried at the lower of cost or market value with only unrealized losses recognized. Under U.S. GAAP, marketable securities that have readily determinable fair values are classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses recognized in earnings for the current period. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity.

b.	Equity-method investees

The Company’s proportionate share of the income (loss) from an equity-method investee may differ if the equity-method investee’s net income (loss) under R.O.C. GAAP differs from that under U.S. GAAP. Such differences between R.O.C. GAAP and U.S. GAAP for the equity-method investees would result in adjustments to long-term investments and net income (loss).

c.	Impairment of long-lived assets

Under U.S. GAAP, an impairment loss is recognized when the carrying amount of an asset or a group of assets is not recoverable from the expected future cash flows and an impairment loss is measured as the difference between fair value and carrying amount of the asset or group of assets. The impairment losses are recorded in current period earnings and cannot be reversed subsequently. Long-lived assets (excluding goodwill and other indefinite-lived assets effective January 1, 2002) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under R.O.C. GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no use were written down to fair value and recorded as either idle assets or assets held for disposition. Under R.O.C. GAAP, effective January 1, 2005, the Company is required to recognize an impairment loss when an indication is identified that the carrying amount of an asset or a group of assets is not recoverable from the expected future cash flows. However, if the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. The adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Accordingly, the depreciation basis of long-lived assets impaired prior to 2005 under U.S. GAAP are different from those assets that continues to be depreciated under R.O.C. GAAP.

d.	10% tax on undistributed earnings

In the R.O.C., a 10% tax is imposed on any undistributed earnings. For R.O.C. GAAP purposes, the Company recorded the 10% tax on undistributed earnings in the year of shareholders’ approval. Starting from 2002, the American Institute of Certified Public Accountants International Practices Task Force (the “Task Force”) concluded that in accordance with Emerging Issues Task Force (EITF) 95-10, “Accounting for tax credits related to dividends in accordance with U.S. SFAS 109,” the 10% tax on undistributed earnings should be accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year. In 2002, the Company modified its U.S. GAAP accounting policy to comply with the Task Force’s conclusion. The modification had no effect on the income tax expense in 2003 and 2005 due to a corresponding reduction in the valuation allowance as the additional tax made the previously reserved tax credits utilizable. To the extent the Company does not have sufficient tax credits to offset the 10% tax, an expense would be recognized in the year the earnings arise under U.S. GAAP.

e.	Goodwill

Under R.O.C. GAAP, goodwill was recorded for the excess of the purchase price over the net tangible assets for the purchase of 32% of TSMC-Acer Semiconductor Manufacturing Corporation (TASMC) in 1999 and is being amortized over ten years. Effective January 1, 2005, the Company reviews goodwill for impairment whenever an event occurs or circumstances change that more likely than not reduce the fair value of goodwill below its carrying amount. Under U.S. GAAP, the goodwill was then amortized over five years. Goodwill was not recorded under R.O.C. GAAP for the acquisition of the remaining 68% of TASMC in June 2000, because under R.O.C. GAAP goodwill from a business combination in the form of a share exchange was charged to capital surplus. Under U.S. GAAP, the acquisition cost is the fair value of the shares exchanged and the difference between the cost of an acquired company and the sum of the fair values of the net tangible and identifiable intangible assets is recorded as goodwill. Accordingly, the goodwill from the acquisition of the remaining 68% of TASMC is recorded for U.S. GAAP and was amortized over the estimated life of five years. Effective January 1, 2002, the Company adopted U.S. SFAS No. 142, “Goodwill and Other Intangible Assets” and ceased amortization of goodwill which are now assessed for impairment annually or more frequently if impairment indicators arise. In accordance with U.S. SFAS No. 142, the Company determined that it is comprised of one reporting unit and has completed its goodwill impairment test in accordance with the provisions of the standard and found no impairment as of December 31, 2003, 2004 and 2005.

f.	Capital stock issued for contributed technology

In 1998, certain employees received common shares of Worldwide Semiconductor Manufacturing Corporation prior to its merger with TSMC in exchange for contributed technology related to the testing and packaging of integrated circuits. The value of the contributed technology was determined to be NT$270.0 million. Under R.O.C. GAAP, capital stock issued for the contributed technology was recorded as an intangible asset and amortized over a five-year period, the estimated life of the technology. Under U.S. GAAP, the Company adjusted the carrying amount of the technology to zero at the time of the merger.

g.	Derivative financial instruments

Under R.O.C. GAAP, foreign-currency forward contracts are accounted for in a manner similar to that required under U.S. SFAS No. 52. All other derivatives are recorded upon settlement under R.O.C. GAAP as described in Note 2. Under U.S. GAAP, accounting for derivative instruments is covered under U.S. SFAS No. 133, as amended, and requires all entities to recognize derivative instruments as assets and liabilities on the balance sheet at fair value. If certain conditions are met, entities may elect to designate a derivative instrument as a hedging instrument. The derivative instruments currently used by the

Company do not qualify for hedge accounting criteria under U.S. SFAS No.133. Therefore, under U.S. GAAP, derivatives have historically been, and continue to be, recorded on the balance sheet at fair value, with the changes in fair values recognized in current period earnings.

h.	Bonuses to employees, directors and supervisors

According to R.O.C. regulations and the TSMC’s Articles of Incorporation, a portion of the Company’s distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonus to directors and supervisors is usually paid in cash. However, bonus to employees may be paid in cash or stock or a combination of both. Under R.O.C. GAAP, the bonuses, including stock bonuses which are valued at par value of NT$10, are treated as appropriations of retained earnings and are charged against retained earnings after such bonuses are formally approved by the shareholders in the following year. Under U.S. GAAP, such bonuses are treated as compensation expense and are charged to earnings. The amount of compensation expense related to stock bonuses is determined based on the market value of the Company’s common stock at the date of approval of distribution by the shareholders’ in the subsequent year. The total amount of the aforementioned bonuses to be paid in the following year is initially accrued based on management’s estimate pursuant to the Company’s Articles of Incorporation. Any difference between the amount initially accrued and the market value of the bonuses upon the payment of cash and the issuance of shares is recognized in the year of approval by shareholders.

i.	Pension benefits

U.S. SFAS No. 87, “Employer’s Accounting for Pensions” requires the Company to determine the accumulated pension obligation and the pension expense on an actuarial basis. The Company adopted U.S. SFAS No. 87 at the beginning of 1993 for U.S. GAAP purposes. R.O.C. SFAS No. 18 is similar in many respects to U.S. SFAS No. 87 and was adopted by the Company in 1996. The difference in the dates of adoption gives rise to a U.S. GAAP difference in the actuarial computation for transition obligation pension expense.

j.	Stock-based compensation

For U.S. GAAP reporting, the Company has elected to follow Accounting Principles Board Opinion (APB Opinion) No. 25, “Accounting for Stock Issued to Employees”, which measures compensation expense based on the difference, if any, between the market price of the underlying common stock and the exercise price of the stock option on the date of grant for stock option plans that are determined to be a fixed plan under the guidelines. TSMC 2002 Plan and GUC 2004 Plan included a provision for a reduction in the exercise price in the event TSMC or GUC issues additional common shares or issues ADSs at a price lower than the exercise price of a granted stock option. As such, under U.S. APB Opinion No. 25 and its related interpretations, TSMC 2002 Plan and GUC 2004 Plan are deemed variable plans, for which the Company is required to record compensation expense over the vesting period based on the difference between the exercise price and the current market price at the end of each period. TSMC 2003 Plan, TSMC 2004 Plan, GUC 2002 Plan and GUC 2003 Plan are fixed plans and do not result in any compensation expense as long as the exercise price is equal to the market price of the underlying common stock on the date of grant. The Company is required under U.S. SFAS No. 123, “Accounting for Stock-based Compensation” to disclose the pro forma information regarding options granted to its employees computed as if the fair value method had been applied.

Under R.O.C. GAAP, employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by the ARDF. The Company adopted the intrinsic value method and any compensation expense determined using this method is recognized over the vesting period. No stock-based compensation expense was recognized under R.O.C. GAAP for the years ended December 31, 2003, 2004 and 2005.

k.	Consolidated earnings per share

Under R.O.C. GAAP, earnings per share is calculated as described in Note 2. Under U.S. GAAP, earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding in each period, adjusted retroactively for any stock dividends and stock splits issued subsequently. Other shares issued from unappropriated earnings, such as stock bonus to employees, are included in the calculation of weighted-average number of shares outstanding from the date of occurrence. Earnings per equivalent American Depository Share (ADS) is calculated by multiplying earnings per share by five (one ADS represents five common shares).

l.	Consolidated entities

Before the ARDF revised the R.O.C. SFAS No. 7, “Consolidated Financial Statements”, an investee is required to be consolidated into an enterprise only if the enterprise holds more than 50% of the outstanding common shares of the investee. As a result, the Company did not consolidate the accounts of GUC and VisEra for the years ended December 31, 2003 and 2004 for R.O.C. GAAP. Under U.S. GAAP, consolidation may be required when share ownership is less than 50% but there are various factors that indicate substantive control of an entity. In January and February of 2003, TSMC purchased an aggregate of 47% ownership interest in GUC. In addition to the share ownership, TSMC executives represent a majority of the directors on GUC’s board of directors and several members of TSMC’s management team also hold management positions at GUC. Additionally, in November 2003, TSMC acquired a 25% ownership interest in VisEra. In addition to the share ownership, several members of TSMC’s management team hold key management positions at VisEra. As a result, the Company consolidated the accounts of GUC and VisEra for U.S. GAAP purposes for the years ended December 31, 2003 and 2004.

In December 2004, the ARDF revised R.O.C. SFAS No. 7, which is required to be adopted by the Company in 2005. The revised R.O.C. SFAS No. 7 requires the Company to consolidate all investees under the controlling interest of the Company. In compliance with the revised R.O.C. SFAS No. 7, the consolidated financial statements included GUC, GUC-NA, and GUC-Japan for the year ended December 31, 2005. The Company lost its control over VisEra in November 2005, due to changes in investment structure, the consolidated statement of income for the year ended December 31, 2005, included the revenue and expenses of VisEra for the ten months ended October 31, 2005; moreover, pursuant to the newly revised standard, the Company did not retroactively restate its consolidated financial statements as of and for the year ended December 31, 2003 and 2004.

In December 2003, the FASB released Interpretation No. 46R, “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin (ARB) No. 51” (“FIN46R”) which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN46R is effective immediately for VIEs created after December 15, 2003 and to VIEs in which an enterprise obtains an interest after that date. Upon the adoption of FIN 46R, the Company performed its analysis and did not identify any variable interest entity, as defined by FIN 46R, having significant effect on the consolidated financial statements.

The following reconciles net income and shareholders’ equity under R.O.C. GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to the differences listed above.

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions Except Per Share Amounts)
Net income

Net income attributable to shareholders of the parent based on R.O.C. GAAP	$47,258.7	$92,316.1	$93,575.0	$2,852.9

Adjustments:
Adjustment of unrealized gain (loss) on trading securities	(1,667.7)	365.1	868.7	26.4
Reversal unrealized loss on marketable securities under R.O.C. GAAP	—	75.2	337.2	10.3
U.S. GAAP adjustments on equity-method investees	(70.6)	952.2	(161.9)	(4.9)
Reversal of depreciation on assets impaired under U.S. GAAP	1,483.6	1,514.7	1,398.7	42.6
Reversal of additional impairment write-off under R.O.C. GAAP	104.6	—	—	—
Income tax effect of U.S. GAAP adjustments	42.4	7.0	147.8	4.5
Reversal of amortization of goodwill recognized under R.O.C. GAAP	1,281.7	1,255.3	1,220.3	37.2
Reversal of amortization of capital stock payment for technology transfer	59.6	—	—	—
Adjustment to market value for derivative financial instruments	555.3	(142.0)	(225.3)	(6.9)
Bonuses to employees, directors and supervisors Current year accrual	(3,530.2)	(6,403.9)	(7,121.7)	(217.1)
Fair market value adjustment of prior year accrual	(6,441.1)	(12,956.7)	(13,795.4)	(420.6)
(Continued)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions Except Per Share Amounts)
Pension expense	(0.5)	2.6	(9.9)	(0.3)
Stock-based compensation	(463.7)	156.2	(791.4)	(24.1)
10% tax on undistributed earnings	—	(878.1)	—	—
Minority interest effect of U.S. GAAP adjustments	49.3	(10.3)	(23.8)	(0.7)

Net decrease in net income attributable to shareholders of the parent	(8,597.3)	(16,062.7)	(18,156.7)	(553.6)

Net income attributable to shareholders of the parent based on U.S. GAAP	38,661.4	76,253.4	75,418.3	2,299.3
Cumulative preferred dividends	(184.5)	—	—	—

Income attributable to common shareholders of the parent	$38,476.9	$76,253.4	$75,418.3	$2,299.3

Basic earnings per common share	1.59	3.14	3.07	0.09

Diluted earnings per common share	1.59	3.14	3.07	0.09

Basic number of weighted average shares outstanding under U.S. GAAP (Thousands)	24,135,050	24,311,396	24,570,872

Diluted number of weighted average shares outstanding under U.S. GAAP (Thousands)	24,145,156	24,317,880	24,584,037

Basic earnings per ADS	7.97	15.68	15.35	0.47

Diluted earnings per ADS	7.97	15.68	15.34	0.47

	December 31
	2004	2005
	NT$	NT$	US$
			(Note 3)
		(In Millions)
Shareholders’ equity

Equity attributable to shareholders of the parent based on R.O.C. GAAP	398,965.3	445,630.3	13,586.3

Adjustments:
Adjustment of unrealized gain on trading securities	813.9	1,682.6	51.3
U.S. GAAP adjustments on equity-method investees	(463.1)	(463.8)	(14.1)
Unrealized gain on available-for-sale marketable securities
The Company	33.6	(99.7)	(3.0)
Equity-method investees	242.7	21.3	0.6
Reversal of R.O.C. GAAP unrealized loss on marketable securities	75.2	412.4	12.6
Loss on impairment of assets	(10,335.7)	(10,740.7)	(327.5)
Reversal of depreciation on assets impaired under U.S. GAAP	5,529.7	7,223.0	220.2
Effect of U.S. GAAP adjustments on income tax	41.9	194.2	5.9
Goodwill
Carrying amount difference from 68% of TASMC’s share purchase acquisition	52,212.7	52,212.7	1,591.9
Reversal of amortization of goodwill recognized under R.O.C. GAAP	(12,545.0)	(11,230.0)	(342.4)
Derivative financial instruments	(103.0)	(328.2)	(10.0)
Bonuses to employees, directors and supervisors	(6,403.9)	(7,121.7)	(217.1)
10% tax on undistributed earnings	(878.1)	—	—
Accrued pension expense	(37.7)	(47.7)	(1.5)
Minority interest effect of U.S. GAAP adjustments	(23.7)	(47.5)	(1.5)

Net increase in equity attributable to shareholders of the parent	28,159.5	31,666.9	965.4

Equity attributable to shareholders of the parent based on U.S. GAAP	427,124.8	477,297.2	14,551.7

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)
Changes in equity attributable to shareholders of the parent based on U.S. GAAP
Balance, beginning of year	310,622.7	357,173.1	427,124.8	13,022.1
Net income for the year	38,661.4	76,253.4	75,418.3	2,299.3
Unrealized gain on available-for-sale marketable securities
The Company	361.1	(346.1)	(133.3)	(4.1)
Equity-method investees	317.8	112.0	(221.4)	(6.8)
Common shares issued as bonus to employees
TSMC	7,980.1	15,677.5	16,881.6	514.7
Equity-method investees	—	—	54.4	1.6
Adjustment arising from changes of ownership percentage in investees	(158.9)	34.6	73.2	2.3
Translation adjustments	(991.4)	(2,273.6)	1,574.5	48.0
Proceeds from sales of treasury stock	300.3	39.9	899.5	27.4
Retirement of treasury stock	—	(7,059.8)	—	—
Cash dividends received by subsidiaries from parent company	—	22.8	84.3	2.6
Cash dividends to preferred shareholders	(455.0)	(184.5)	—	—
Cash dividends to common shareholders	—	(12,160.0)	(46,504.1)	(1,417.8)
Deferred stock-based compensation	545.3	(168.1)	896.4	27.3
Issuance of stock from exercising stock options	—	3.6	270.9	8.3
Adjustment of prior year accrual of 10% tax on undistributed earnings	—	—	878.1	26.8
Capital stock payment for technology transfer	(10.1)	—	—	—

Balance, end of year	357,173.1	427,124.8	477,297.2	14,551.7

The following U.S. GAAP condensed balance sheets as of December 31, 2004 and 2005, and statements of income for the years ended December 31, 2003, 2004 and 2005 have been derived from the audited consolidated financial statements and reflect the adjustments presented above.
Certain accounts have been reclassified to conform to U.S. GAAP. Royalty income and technical service income are included in sales with the related costs included in cost of sales. Gains and losses on sales of and the provision for loss on property, plant and equipment are included in cost of sales or operating expenses depending on the classification of the property, plant and equipment.

	December 31
	2004	2005
	NT$	NT$	US$
			(Note 3)
	(In Millions)
Assets
Current assets	186,379.7	214,141.3	6,528.7
Long-term investments	37,509.5	42,292.1	1,289.4
Property, plant and equipment, net	254,446.4	241,305.7	7,356.9
Goodwill	46,756.6	46,993.3	1,432.7
Other assets	11,193.6	14,186.6	432.5

Total assets	536,285.8	558,919.0	17,040.2

Liabilities
Current liabilities	71,861.3	42,765.4	1,303.9
Long-term liabilities	32,275.9	30,410.2	927.1
Other liabilities	4,279.1	7,786.1	237.4
Minority interest in subsidiaries	744.7	660.1	20.1
Equity attributable to shareholders of the parent	427,124.8	477,297.2	14,551.7

Total Liabilities and Shareholders’ equity	536,285.8	558,919.0	17,040.2

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)
Net sales	203,599.6	260,035.0	267,027.7	8,141.1
Cost of sales	133,492.6	154,785.3	161,808.4	4,933.2
Gross profit	70,107.0	105,249.7	105,219.3	3,207.9
Operating expenses	25,744.2	32,423.3	32,604.8	994.0
Income from operations	44,362.8	72,826.4	72,614.5	2,213.9
Non-operating income (expenses), net	(1,922.1)	4,011.6	3,368.1	102.7
Income before income tax and minority interest	42,440.7	76,838.0	75,982.6	2,316.6
Net income attributable to shareholders of the parent	38,661.4	76,253.4	75,418.3	2,299.3
Cumulative preferred dividends	(184.5)	—	—	—

Income attributable to common shareholders of the parent	38,476.9	76,253.4	75,418.3	2,299.3

The Company reports comprehensive income (loss) in accordance with U.S. SFAS No. 130, “Reporting Comprehensive Income” under U.S. GAAP. U.S. SFAS No. 130 requires that in addition to net income (loss), a company should report other comprehensive income (loss) consisting of the changes in a equity of the Company during the year from transactions and other events and circumstance from nonowner sources. It includes all changes in equity during the year except those resulting from investments by shareholders and distribution to shareholders. The components of other comprehensive income for the Company consist of unrealised gains and losses relating to the translation of financial statements maintained in foreign currencies and unrealized gains and losses relating to the Company’s investments in available-for-sale securities.

Statements of comprehensive income for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)
Net income attributable to shareholders of the parent based on U.S. GAAP	38,661.4	76,253.4	75,418.3	2,299.3

Other comprehensive income (loss), net of tax:
Adjustment of available-for-sale marketable securities
TSMC	361.1	(346.1)	(133.3)	(4.1)
Equity-method investees	317.8	112.0	(221.4)	(6.8)
Translation adjustments	(991.4)	(2,273.6)	1,574.5	48.0

	(312.5)	(2,507.7)	1,219.8	37.1

Comprehensive income	38,348.9	73,745.7	76,638.1	2,336.4

The Company applies R.O.C. SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in the U.S. SFAS No. 95, “Statement of Cash Flows”. The principal differences between the standards relate to classification. Cash flows from changes in trading securities investments, deferred charges, other assets-miscellaneous, guarantee deposits and other liabilities and bonuses to directors and supervisors are included as operating activities under U.S. SFAS No. 95. Summarized cash flow data by operating, investing and financing activities in accordance with U.S. SFAS No. 95 are as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)
Net cash inflow (outflow) from:
Operating activities	102,372.4	109,352.7	158,307.3	4,826.4
Investing activities	(40,557.7)	(104,887.5)	(76,505.9)	(2,332.5)
Financing activities	(26,115.0)	(31,691.0)	(60,198.0)	(1,835.2)

Change in cash and cash equivalents	35,699.7	(27,225.8)	21,603.4	658.7
Cash and cash equivalents at the beginning of year	67,790.2	103,427.0	74,531.4	2,272.3
Effect of changes in foreign exchange rate	(62.9)	(1,669.8)	348.9	10.6

Cash and cash equivalents at the end of year	103,427.0	74,531.4	96,483.7	2,941.6

28.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP
a.	Recent accounting pronouncements

In March 2004, the Financial Accounting Standards Board (FASB) approved the consensus reached on the EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Issue’s objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice. In November 2005, the FASB issued a FASB Staff Position (FSP) FAS 115-1/124-1 that addresses the measurement and recognition guidance for identifying other-than-temporarily impaired investments. This FSP also includes accounting consideration subsequent to the recognition and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairment. The disclosure requirements of EITF 03-1 and FSP 115-1/124-1 are effective with this annual report for fiscal 2004 and 2005.

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment.” SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of employee share-based equity awards for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after June 15, 2005, and prior period’s awards that are modified, repurchased, or cancelled after June 15, 2005. SFAS No. 123(R) eliminated the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS No. 123. The impact on the Company’s net income will include the remaining amortization of the fair value of existing options currently disclosed as pro forma expense in Note 29.c. and is contingent upon the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binominal lattice model for valuing options. The effect of adopting the standard is currently being evaluated but is not expected to have a material effect on the Company’s financial position or overall trends in results of operations.

In November 2004, SFAS Statement No. 151 amended the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), SFAS No.151 requires that those items should be recognized as current period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently evaluating the potential impact of this standard on its financial position and the result of operations, but does not believe the adoption of SFAS No. 151 will have a material effect on the result of operations or financial position of the Company.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20 “Accounting Change”, and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 also applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provision. The statement also defines “retrospective application” and “restatement”. The retrospective application of a change in accounting principles is limited to the direct effects of the changes. The statement should be affective for accounting changes made in fiscal years beginning after December 15, 2005. The Company believes that there is no impact on earnings or financial position of the Company after adopting SFAS No. 154.

In February 2006, the FASB issued SFAS No. 155 “ Accounting for Certain Hybrid Financial Instruments – An Amendment of SFAS No. 133 and 140”. The Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; establish a requirement to evaluate interests in securitized financial assets and allow a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the potential impact of this standard on its financial position and the result of operations, but does not believe the adoption of SFAS No. 155 will have a material effect on the result of operations or financial position of the Company.

b.	Marketable securities

On December 31, 2004 and 2005, certain investments carried at the lower of cost or market value under R.O.C. GAAP were adjusted to fair value for purposes of U.S. GAAP presentation:

	(R.O.C. GAAP)		(U.S. GAAP)
	Carrying Amount		Fair Value
	2004	2005	2004	2005
	NT$	NT$	NT$	NT$
		(In Millions)
Marketable securities – trading	401.7	389.5	1,215.6	2,265.4
Marketable securities – available-for- sale	52,965.2	50,175.4	53,044.7	50,079.9
Marketable securities – held-to- maturity	29,894.9	28,975.0	29,837.4	29,081.9
The Company uses the average cost method for trading securities and available-for-sale securities when determining cost basis. Proceeds from sales of available-for-sale securities for the years ended December 31, 2003, 2004 and 2005 were NT$11,151.5 million, NT$28,954.6 million and NT$101,651.9 million, respectively. Net realized gains on these sales were NT$74.5 million and NT$ 154.5 million for the years ended December 31, 2003 and 2004, respectively. Net realized losses on these sales were NT$137.9 million for the year ended December 31, 2005.

As of December 31, 2004 and 2005, available-for-sale and held-to-maturity investments of the Company were as follows:

	2004
		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	NT$	NT$	NT$	NT$
	(In Millions)
Corporate bonds	18,464.3	8.4	(124.4)	18,348.3
Corporate issued asset-backed securities	11,766.9	9.9	(51.0)	11,725.8
Bond funds	10,662.7	100.1	—	10,762.8
Agency bonds	8,633.9	6.6	(30.2)	8,610.3
Government bonds	17,607.3	3.4	(27.3)	17,583.4
Money market funds	1,641.0	—	—	1,641.0
Government bonds acquired under repurchase agreements	249.4	2.2	—	251.6
Publicly-traded common stocks	34.1	115.5	(15.0)	134.6
Commercial papers	95.7	—	—	95.7
Corporate notes	63.8	—	—	63.8
Non-publicly traded common stock	1,226.5	—	—	1,226.5
Preferred stock	1,677.9	—	—	1,677.9
Funds	290.1	—	—	290.1
Structured time deposits	10,521.7	23.3	(74.7)	10,470.3

Total	82,935.3	269.4	(322.6)	82,882.1

Reported as:
Short-term investments				53,946.9
Long-term investments				28,935.2

				82,882.1

	2005
		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	NT$	NT$	NT$	NT$
	(In Millions)
Corporate bonds	21,089.1	10.3	(313.9)	20,785.5
Corporate issued asset-backed securities	11,724.1	2.5	(144.0)	11,582.6
Bond funds	6,055.6	143.4	—	6,199.0
Agency bonds	14,607.7	7.6	(118.6)	14,496.7
Government bonds	12,010.3	1.6	(21.3)	11,990.6
Money market funds	260.7	—	—	260.7
Publicly traded common stocks	122.5	323.3	—	445.8
Corporate notes	263.2	—	—	263.2
Non-publicly traded common stocks	903.6	—	—	903.6
Preferred stocks	1,964.0	—	—	1,964.0
Funds	335.0	—	—	335.0
Structured time deposits	10,227.0	4.5	(296.4)	9,935.1

Total	79,562.8	493.2	(894.2)	79,161.8

Reported as:
Short-term investments				47,056.1
Long-term investments				32,105.7

				79,161.8

The following table shows the gross unrealized losses and fair value of the investments with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that have been in a continuous unrealized loss position on December 31, 2005:

	Less than 12 Months		12 Months or Greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Corporate bonds	8,978.9	(102.1)	5,631.4	(211.8)	14,610.3	(313.9)
Structured time deposits	1,640.9	(16.1)	6,289.6	(280.3)	7,930.5	(296.4)
Corporate issued asset-backed securities	4,407.8	(122.8)	4,979.5	(21.2)	9,387.3	(144.0)
Government bonds	3,682.6	(10.5)	7,136.8	(10.8)	10,819.4	(21.3)
Agency bonds	9,034.3	(94.4)	2,463.7	(24.2)	11,498.0	(118.6)

	27,744.5	(345.9)	26,501.0	(548.3)	54,245.5	(894.2)

The gross unrealized losses related to bonds, asset-backed securities and structured time deposits were due to changes in interest rates. Management believes that none of the unrealized losses represented an other-than-temporary impairment based on its evaluation of available evidence as of December 31, 2005.

As of December 31, 2005, the amortized cost and fair value of the Company’s available-for-sale and held-to-maturity investments in debt securities by contractual maturity were as follows:

	Amortized
	Cost	Fair Value
	NT$	NT$
	(In Millions)
Due in one year or less	15,057.2	14,946.4
Due after one year through two years	14,470.6	14,363.5
Due after two years through five years	19,707.1	19,479.1
Due after five years	10,459.6	10,329.7

	59,694.5	59,118.7

Net holding gains on trading security assets were NT$814 million in 2004 and NT$1,876 million in 2005. The net holding gain included a gain that resulted from the transfer of formerly available-for-sale securities to trading securities as they became marketable, which was NT$64 million and NT$221 million in 2004 and 2005, respectively. The cumulative difference between their cost and fair market value at the time they became marketable was recorded as a gain in 2004 and 2005.

c.	Stock-based compensation plans

The Company applies U.S. APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations in accounting for its stock-based compensation plans. Accordingly, the Company records expense for employee stock-based compensation plans equal to the excess of the market price of the underlying TSMC shares at the date of grant over the exercise price of the stock-related award, if any (known as the intrinsic value).

Certain characteristics of the stock options granted under TSMC 2002 Plan and GUC 2004 Plan are not reasonably estimable using appropriate valuation methodologies as prescribed under U.S. SFAS No. 123. Accordingly, the expenses for the stock options granted under the TSMC 2002 Plan and GUC 2004 Plan were determined using the variable accounting method as prescribed under U.S. APB Opinion No. 25. No additional expense would be required if the Company were to adopt U.S. SFAS No. 123.

With respect to TSMC 2003 Plan, TSMC 2004 Plan, GUC 2002 Plan and GUC 2003 Plan which qualify as fixed plans under U.S. APB Opinion No. 25, all employee stock options are issued with the exercise price equal to the market price of the underlying shares at the date of grant and therefore, no compensation expense is recorded.

The following table summarizes the pro forma operating results of the Company for the year ended December 31, 2003, 2004 and 2005 had compensation expense for stock options granted been determined in accordance with the fair value based method prescribed by U.S. SFAS No. 123:

	2003	2004	2005
	NT$	NT$	NT$
	(In Millions)
Net income attributable to shareholders of the parent based on U.S. GAAP, as reported	38,661.4	76,253.4	75,418.3
Add stock-based compensation expense (gain) included in reported net income attributable to shareholders of the parent under U.S. APB Opinion No.25, net of tax	463.7	(156.2)	753.5
Less stock-based compensation expense determined under U.S. SFAS No.123, net of tax	(464.2)	(61.6)	(846.8)

Pro forma net income attributable to shareholders of the parent	38,660.9	76,035.6	75,325.0

Earnings per shares:
Pro forma basic earnings per share	1.91	3.28	3.07
Pro forma diluted earnings per share	1.91	3.28	3.06
Basic and diluted earnings per share as reported	1.91	3.29	3.07
Pro forma basic earnings per ADS	9.55	16.42	15.33
Pro forma diluted earnings per ADS	9.54	16.42	15.32
Basic earnings per ADS as reported	9.55	16.47	15.35
Diluted earnings per ADS as reported	9.54	16.46	15.34
The fair values of the options granted under the TSMC 2003 Plan, TSMC 2004 Plan, GUC 2002 Plan and GUC 2003 Plan were estimated using the Black-Scholes model with the following assumptions:

		2003	2004	2005
TSMC	Expected dividend yield	0.00%	0.00%~1.00%	0.00%-3.44%
	Expected volatility	45%	43.77%~46.70%	43.77%-46.70%
	Risk free interest rate	3.29%	3.07%~3.85%	3.07%-3.85%
	Expected life	5 years	5 years	5 years

GUC	Expected dividend yield	—	—	—
	Expected volatility	22.51%~22.53%	22.51%~41.74%	22.51%-41.74%
	Risk free interest rate	2.56%	2.56%	2.56%
	Expected life	6 years	6 years	6 years

EXHIBIT INDEX

(a)		See Item 18 for a list of the financial statements filed as part of this annual report.

(b)		Exhibits to this Annual Report:

	1.1 (1)	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on May 10, 2005.

	2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

	3.1 (2)	Rules for Election of Directors and Supervisors, as amended and restated on May 7, 2002.

	3.2 (2)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002.

	4.1 (3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 1997 to July 31, 2017) (in Chinese with English summary).

	4.2 (3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 1, 1998 to April 30, 2018) (in Chinese with English summary).

	4.3 (3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective November 1, 1999 to October 31, 2019) (in Chinese with English summary).

	4.4 (3)	Land Lease with Hsinchu Science Park Administration relating to Fab 7 (effective December 4, 1989 to December 3, 2009) (in Chinese with English summary).

	4.5 (2)	Land Lease with Hsinchu Science Park Administration relating to the Fab 7 (effective July 1, 1995 to June 30, 2015) (in Chinese with English summary).

	4.6 (2)	Land Lease with Hsinchu Science Park Administration relating to Fab. 8 (effective March 15, 1997 to March 14, 2017) (in Chinese with English summary).

	4.7 (3)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) (effective December 1, 1999 to November 30, 2019) (in Chinese with English summary).

	+4.8 (1)	Technology Cooperation Agreement between Taiwan Semiconductor Manufacturing Company Ltd. and Philips Electronics N.V., as amended and restated on June 20, 2004.

	4.9a (4)	Taiwan Semiconductor Manufacturing Company Limited 2002 Employee Stock Option Plan, as revised by the board of directors on March 4, 2003.

	4.9aa (5)	Taiwan Semiconductor Manufacturing Company Limited 2003 Employee Stock Option Plan.

4.9aaa (6)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan.

4.9aaaa (1)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan, as revised on February 22, 2005.

4.9b (4)	TSMC North America 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.9bb (5)	TSMC North America 2003 Employee Stock Option Plan.

4.9c (4)	WaferTech, LLC 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.9cc (5)	Wafer Tech, LLC 2003 Employee Stock Option Plan.

4.9ccc (6)	Wafer Tech, LLC 2004 Employee Stock Option Plan.

4.9cccc (1)	Wafer Tech, LLC 2004 Employee Stock Option Plan, as revised on February 22, 2005.

+4.10 (7)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd.

4.11 (9)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 and Corporate Headquarters (effective April 1, 1988 to March 31, 2008) (in Chinese with English summary).

4.12 (9)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 and 4 (effective May 16, 1993 to May 15, 2013) (in Chinese with English summary).

4.13 (8)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

4.14 (8)	Land Lease with Southern Taiwan Science Park Administration relating to fabs located in Southern Taiwan Science Park (effective November 1, 2000 to October 31, 2020) (English summary).

8.1	List of subsidiaries of Taiwan Semiconductor Manufacturing Company Limited.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

99.1	Consent of Deloitte & Touche.

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2004, filed by TSMC on May 16, 2005.

(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.

(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.

(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed by TSMC on June 23, 2003.

(5)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on October 20, 2003.

(6)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on January 6, 2005.

(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.

(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.

(9)	Previously filed in TSMC’s registration statement on Form F-1, filed by TSMC on September 15, 1997.

+	Contains portions for which confidential treatment has been requested.