Form 20-F
period 2006-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2007-04-20
CIK 1046179

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITEIS EXCHANGE ACT OF 1934
Commission file number 1-14700
(Exact Name of Registrant as Specified in Its Charter)

Taiwan Semiconductor Manufacturing Company Limited (Translation of Registrant’s Name Into English)	Republic of China (Jurisdiction of Incorporation or Organization)
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
          As of December 31, 2006, 25,829,687,846 Common Shares, par value NT$10 each were outstanding.
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
          Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity expansion plans, our expansion plans in mainland China, expectations as to the commencement of commercial production using 65-nanometer and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry. Please see “Item 3. Key Information — Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

PART I
     ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
          Not applicable.
     ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.
     ITEM 3. KEY INFORMATION
Selected Financial and Operating Data
          The selected income statement data, cash flow data and other financial data for the years ended December 31, 2004, 2005 and 2006, and the selected balance sheet data as of December 31, 2005 and 2006, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected income statement data, cash flow data and other financial data for the years ended December 31, 2002 and 2003 and the selected balance sheet data as of December 31, 2002, 2003 and 2004, set forth below, are derived from our audited consolidated financial statements not included herein. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted (“GAAP” or “R.O.C. GAAP”) in the Republic of China (“R.O.C.” or “Taiwan”), which differ in some material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) as further explained under note 30 to our consolidated financial statements included herein.

	Year ended and as of December 31,
	2002	2003	2004	2005	2006	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Income Statement Data:
R.O.C. GAAP
Net sales	162,301	202,997	257,213	266,565	317,407	9,739
Cost of sales	(109,988)	(128,113)	(141,394)	(148,362)	(161,597)	(4,958)
Gross profit	52,313	74,884	115,819	118,203	155,810	4,781
Operating expenses	(20,724)	(23,583)	(27,337)	(27,234)	(28,545)	(876)
Income from operations	31,589	51,301	88,482	90,969	127,265	3,905
Non-operating income and gains(1)	2,350	5,669	8,581	9,399	9,705	298
Non-operating expenses and losses(1)	(6,717)	(5,791)	(5,097)	(6,105)	(3,608)	(111)
Income before income tax and minority interest	27,222	51,179	91,966	94,263	133,362	4,092
Income tax benefit (expense)	(5,637)	(3,923)	363	(630)	(7,774)	(238)
Income before cumulative effect of changes in accounting principles	21,585	47,256	92,329	93,633	125,588	3,854
Cumulative effect of changes in accounting principles	—	—	—	—	1,607	49
Income before minority interest	21,585	47,256	92,329	93,633	127,195	3,903
Minority interest in loss (income) of subsidiaries	25	3	(13)	(58)	(185)	(6)
Net income attributable to shareholders of the parent	21,610	47,259	92,316	93,575	127,010	3,897
Basic earnings per share(2)	0.82	1.82	3.58	3.63	4.93	0.15
Diluted earnings per share(2)	0.82	1.82	3.58	3.63	4.92	0.15
Basic earnings per ADS equivalent(2)	4.09	9.09	17.89	18.16	24.63	0.76

	Year ended and as of December 31,
	2002	2003	2004	2005	2006	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Diluted earnings per ADS equivalent(2)	4.09	9.09	17.88	18.15	24.60	0.75
Basic weighted average shares outstanding(2)	25,880	25,883	25,804	25,763	25,789	25,789
Diluted weighted average shares outstanding(2)	25,880	25,893	25,810	25,776	25,813	25,813
U.S. GAAP
Net sales	162,990	203,600	260,035	267,028	317,979	9,757
Cost of sales	(115,374)	(133,493)	(154,785)	(161,808)	(179,175)	(5,498)
Operating expenses(3)	(21,154)	(27,369)	(32,191)	(32,764)	(37,050)	(1,137)
Income from operations	26,462	42,738	73,059	72,456	101,754	3,122
Income before income tax and minority interest	20,210	42,441	76,838	75,983	106,647	3,272
Income tax expense	(5,638)	(3,881)	(508)	(483)	(10,954)	(336)
Cumulative effect of changes in accounting principles	—	—	—	—	38	1
Net income	14,534	38,661	76,253	75,418	95,711	2,937
Cumulative preferred dividends	(455)	(184)	—	—	—	—
Income attributable to common shareholders	14,079	38,477	76,253	75,418	95,711	2,937
Basic earnings per share(4)	0.57	1.55	3.04	2.98	3.73	0.11
Diluted earnings per share(4)	0.57	1.55	3.04	2.98	3.73	0.11
Basic earnings per ADS equivalent(4)	2.85	7.74	15.22	14.90	18.67	0.57
Diluted earnings per ADS equivalent(4)	2.85	7.74	15.22	14.89	18.66	0.57
Basic weighted average shares outstanding(4)	24,691	24,847	25,044	25,308	25,629	25,629
Diluted weighted average shares outstanding(4)	24,691	24,857	25,050	25,320	25,650	25,650
Balance Sheet Data:
R.O.C. GAAP
Working capital(1) (5)	62,705	136,121	120,574	177,179	213,457	6,550
Long-term investments(1)	10,635	10,748	38,058	42,383	53,895	1,654
Properties	246,498	211,854	258,911	244,823	254,094	7,797
Goodwill	10,159	8,721	7,116	6,011	5,985	184
Total assets	390,542	407,401	499,454	519,510	587,485	18,027
Long term bank borrowing	11,051	8,800	1,915	663	654	20
Long-term bonds payable	35,000	30,000	19,500	19,500	12,500	384
Guaranty deposit-in and other liabilities(5)(6)	8,710	8,876	15,079	17,986	18,333	563
Total liabilities	94,594	78,098	100,413	73,271	78,347	2,404
Capital stock	199,229	202,666	232,520	247,300	258,297	7,926
Cash dividend on common shares	—	—	12,160	46,504	61,825	1,897
Shareholders’ equity attributable to shareholders of the parent	295,853	329,214	398,965	445,631	507,981	15,587
Minority interest in subsidiaries	95	89	76	608	1,157	36
U.S. GAAP
Goodwill	47,476	47,287	46,757	46,993	46,940	1,440
Total assets	420,528	439,853	536,286	558,919	626,108	19,212
Total liabilities	96,747	81,977	108,416	80,962	92,549	2,840
Capital Stock	186,229	202,666	232,520	247,300	258,297	7,926
Mandatory redeemable preferred stock	13,000	—	—	—	—	—
Shareholders’ equity attributable to common shareholders of the parent	310,623	357,173	427,125	477,297	532,403	16,336
Minority interest in subsidiaries	158	703	745	660	1,156	36

	Year ended and as of December 31,
	2002	2003	2004	2005	2006	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Other Financial Data:
R.O.C. GAAP
Gross margin	32%	37%	45%	44%	49%	49%
Operating margin	19%	25%	34%	34%	40%	40%
Net margin	13%	23%	36%	35%	40%	40%
Capital expenditures	55,236	37,871	81,095	79,879	78,737	2,416
Depreciation and amortization	65,001	69,161	69,819	75,649	73,715	2,262
Cash provided by operating activities(1)	98,507	116,037	153,523	157,225	204,997	6,290
Cash used in investing activities(1)(7)	(62,190)	(53,702)	(148,359)	(77,652)	(119,724)	(3,674)
Cash used in financing activities(7)	(6,346)	(27,073)	(32,181)	(57,969)	(63,783)	(1,957)
Net cash inflow (outflow)	30,234	35,199	(28,687)	22,181	21,353	655
Operating Data:
Wafer (200mm equivalent) shipment(8)	2,675	3,700	5,008	5,622	7,215	7,215
Billing Utilization Rate(9)	69%	92%	105%	94%	102%	102%

(1)	As a result of the adoption of the newly released R.O.C. Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (R.O.C. SFAS No. 34), and R.O.C. Statements of Financial Accounting Standards No. 36, “Financial Instruments: Disclosure and Presentation” (R.O.C. SFAS No. 36), the balances in 2004 and 2005 were reclassified to be consistent with the classification used in our consolidated financial statements for 2006 included herein. Amounts in 2004 reflect the reclassification of NT$2,565 million gains from non-operating expenses and losses to non-operating income and gains, NT$44 million from long-term investments to current investments in marketable financial instruments, and NT$372 million from cash used in investing activities to cash provided by operating activities. Amounts in 2005 reflect the reclassification of NT$2,331 million gains from non-operating expenses and losses to non-operating income and gains, NT$46 million from long-term investments to current investments in marketable financial instruments, and NT$212 million from cash used in investing activities to cash provided by operating activities. Balances in 2002 and 2003 were not reclassified accordingly. See note 4 to our consolidated financial statements for additional details about these new accounting standards.

(2)	Retroactively adjusted for all subsequent stock dividends and employee stock bonuses.

(3)	Amounts in 2006 include share-based compensation expenses as a result of the adoption of U.S. Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, effective January 1, 2006. See note 30.i. to our consolidated financial statements for additional details about this new accounting standard. Amounts in 2002, 2003, and 2005 reflect the reclassification of NT$390 million, NT$1,625 million, and NT$159 million, respectively, from net non-operating expenses to operating expenses. Amounts in 2004 reflect the reclassification of NT$232 million from net non-operating income to operating expenses.

(4)	Retroactively adjusted for all subsequent stock dividends.

(5)	Amounts in 2003 reflect the reclassification of NT$727 million from current liabilities to long-term liabilities.

(6)	Consists of other long term payables and total other liabilities.

(7)	Amounts in 2003 reflect the reclassification of NT$300 million from cash used in investing activities to cash used in financing activities.

(8)	In thousands.

(9)	“Billing Utilization Rate” is equal to annual wafer shipment divided by annual capacity.
Exchange Rates
          We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$”, “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2006, which was NT$32.59 to US$1.00 on that date. On April 16, 2007, the noon buying rate was NT$33.15 to US$1.00.
          The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per U.S. dollar
	Average(1)	High	Low	Period-End
2002	34.53	35.16	32.85	34.70
2003	34.41	34.98	33.72	33.99
2004	33.37	34.16	31.74	31.74
2005	32.16	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
October 2006	33.19	33.31	32.05	33.26
November 2006	32.81	33.16	32.35	32.35
December 2006	32.51	32.74	32.27	32.59
January 2007	32.77	32.99	32.38	32.95
February 2007	32.97	33.08	32.86	32.98
March 2007	33.01	33.13	32.84	33.01
April 2007 (through April 16, 2007)	33.10	33.15	33.05	33.15

(1)	Annual averages calculated from month-end rates.
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
Risks Relating to Our Business
Since we are dependent on the highly cyclical semiconductor and microelectronics industries, which have experienced significant and sometimes prolonged periods of downturns and overcapacity, our revenues, earnings and margins may fluctuate significantly.
          The semiconductor market and microelectronics industries have historically been cyclical and subject to significant and often rapid increases and decreases in product demand. Our semiconductor foundry business is affected by market conditions in such highly cyclical semiconductor and microelectronics industries. Most of our customers operate in these industries. Variations in order levels from our customers result in volatility in our revenues and earnings. From time to time, the semiconductor and microelectronics industries have experienced significant, and sometimes prolonged periods of downturns and overcapacity. Because our business is, and will continue to be, dependent on the requirements of semiconductor and microelectronics companies for our services, periods of downturns and overcapacity in the general semiconductor and microelectronics industries lead to reduced demand for overall semiconductor foundry services worldwide, including our services. If we cannot take appropriate actions such as reducing our costs to sufficiently offset declines in demand, our revenues, margin and earnings will suffer during downturns and periods of overcapacity.

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
          The markets for our foundry services are highly competitive both in Taiwan and internationally. We compete with other dedicated foundry service providers, as well as integrated device manufacturers. Some of these companies may have access to more advanced technologies and greater financial and other resources than us. Our competition may, from time to time, also decide to undertake aggressive pricing initiatives in one or more technology nodes. Competitive activities may cause us to lose customers or to decrease our average selling prices.
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
          We have been ramping up production at Fab 12 and Fab 14, our 300mm wafer fabs in the Hsinchu Science Park and in the Southern Taiwan Science Park, respectively, since 2004. In 2006, with the commencement of commercial production at Fab 14 (Phase II) and as a result of our ramping up efforts, the capacity of our 300mm wafer fabs increased from 68,000 wafer per month to 93,700 wafer per month at Fab 12 and Fab 14.
          Although we have studied the potential effects of vibration from the high speed railway passing through the Southern Taiwan Science Park and believe that the vibrations are not affecting our yield rates for production in the Southern Taiwan Science Park, we can give no assurances that our yields will not be negatively affected by the continued operation of the high-speed railway.
          Expansion and modification of our production facilities will, among other factors, increase our costs. For example, we will need to purchase additional equipment, train personnel to operate the new equipment or hire additional personnel. In addition, we may incur other expenditures resulting from any negative effects of the high-speed railway on our expansions in the Southern Taiwan Science Park. If we do not increase our net sales accordingly in order to offset these higher costs, our financial performance may be adversely affected.
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
          Capital requirements are difficult to plan in the highly dynamic, cyclical and rapidly changing semiconductor industry. We will continue to need significant capital to fund our operations and growth. Although we currently have adequate financial resources and excellent relations with financial institutions who are willing to consider extending credit to us if needed on market terms, our continued ability to obtain sufficient external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flow;

•	general market conditions for financing activities by semiconductor companies; and

•	economic, political and other conditions in Taiwan and elsewhere.
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
          We depend on the continued services and contributions of our executive officers and skilled technical and other personnel. Our business could suffer if we lose, for whatever reasons, the services and contributions of some of these personnel and we cannot adequately replace them. We may be required to increase the number of employees in connection with any business expansion, and since there is intense competition for the recruitment of these personnel, we cannot ensure that we will be able to fulfill our personnel requirements in a timely manner.
We may be unable to obtain in a timely manner and at a reasonable cost the equipment necessary for us to remain competitive.
          Our operations and ongoing expansion plans depend on our ability to obtain a significant amount of equipment and related services from a limited number of suppliers in a market that is characterized, from time to time, by intense demand, limited supply and long delivery cycles. During such times, supplier-specific or industry-wide lead times for delivery can be as long as four to ten months or more. Supplier-specific or industry-wide shortages of equipment could result in an increase in equipment prices and longer delivery times. If we are unable to obtain equipment in a timely manner and at a reasonable cost, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations.
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
          According to our agreement with the Industrial Technology Research Institute of Taiwan, or ITRI, the Ministry of Economic Affairs of the R.O.C., or an entity designated by the Ministry of Economic Affairs, has an option to purchase up to 35% of certain of our capacity. Although the Ministry of Economic Affairs has never exercised this option, if this option is exercised to any significant degree during tight market conditions, we may not be able to provide services to all of our other customers unless we are able to increase our capacity accordingly or outsource such increased demand and in a timely manner.
Any inability to obtain, preserve and defend our technologies and intellectual property rights could harm our competitive position.
          Our ability to compete successfully and to achieve future growth will depend in part on the continued strength of our intellectual property portfolio. There can be no assurance that, as our business or business models expand into new areas, we will be able to independently develop the technology, trade secrets, software or know-how necessary to conduct our business or that we can do so without infringing the intellectual property rights of others. We may have to rely increasingly on licensed technology from others. To the extent that we rely on licenses from others, there can be no assurance that we will be able to obtain all of the licenses we desire in the future on terms we consider reasonable or at all. The lack of necessary licenses could expose us to claims for damages and/or injunctions from third parties, as well as claims for indemnification by our customers in instances where we have contractually agreed to indemnify our customers against damages resulting from infringement claims. We have received, from time-to-time, communications from third parties asserting that our technologies, manufacturing processes, the design of the integrated circuits made by us or the use by our customers of semiconductors made by us may infringe their patents or other intellectual property rights. And, because of the nature of the industry, we may continue to receive such communications in the future. In some instances, these disputes have resulted in litigation. While we actively enforce and protect our intellectual property rights, there can be no assurance that our efforts will be adequate to prevent the misappropriation or improper use of the protected technology, trade secret, software or know-how.
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
     Under R.O.C. GAAP and U.S. GAAP, we are required to evaluate our equipment and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We are also required under R.O.C. GAAP and U.S. GAAP to evaluate goodwill for impairment at least on an annual basis or whenever a triggering event or an indication of impairment occurs.
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
The loss of or significant curtailment of purchases by any of our largest customers could adversely affect our results of operations.
     While we generate revenue from hundreds of customers worldwide, our ten largest customers accounted for 52% and 53% of our net sales in 2005 and 2006, respectively, and our largest two customers accounted for approximately 10% and 8% of our net sales in 2006. The loss of, or significant curtailment of purchases by, one or more of our top customers, including curtailments due to a change in the design or manufacturing sourcing policies or practices of these customers, or the timing of customer or distributor inventory adjustments, may adversely affect our results of operations and financial condition.

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
     We are required to comply with various R.O.C. and U.S. laws and regulations on internal controls. For example, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with this Annual Report on Form 20-F for the fiscal year ended December 31, 2006, we are required to furnish a report by management on our internal control over financial reporting, including management’s assessment of the effectiveness of our internal control over financial reporting. Moreover, R.O.C. law requires us to establish internal control systems that would reasonably ensure the effectiveness and efficiency of operations, reliability of financial reporting, and compliance with applicable laws and regulations. We are also required under R.O.C. law to file an internal control declaration within four months of the end of each fiscal year.
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
Our global manufacturing, design and sales activities subject us to risks associated with legal, political, economic or other conditions or developments in various jurisdictions, including in particular the Republic of China (“R.O.C.”), which could negatively affect our business and financial status and therefore the market value of your investment.
     Our principal executive officers and our principal production facilities are located in the R.O.C. and a substantial majority of our net revenues are derived from our operations in the R.O.C. In addition, we have operations worldwide and a significant percentage of our revenue come from sales to locations outside the R.O.C. Operating in the R.O.C. and overseas exposes us to changes in policies and laws, as well as the general political and economic conditions, security risks, health conditions and possible disruptions in transportation networks, in the various countries in which we operate, which could result in an adverse effect on our business operations in such countries and our results of operations as well as the market price and the liquidity of our ADSs and common shares.
     For example, past developments in relations between the R.O.C. and the People’s Republic of China (“PRC”) have on occasion depressed the market prices of the securities of Taiwanese companies, including our own. Although the R.O.C. and PRC have co-existed for the past 58 years and significant economic and cultural relations have been established, relations have often been strained and the government of the PRC has announced its intent to use military force to gain control over the R.O.C. if the R.O.C. declares itself independent. In addition, the R.O.C. government currently restricts transfer by Taiwanese companies of certain technologies to and certain types of investments by Taiwanese companies in Mainland China. While the R.O.C. government in April 2002 partially lifted the ban on investment by Taiwan semiconductor manufacturing companies in 200mm wafer fabs in Mainland China and the R.O.C. government has been gradually liberalizing other restrictions, allowing us, for example, to transfer 0.18 micron process technologies to our fab in Mainland China, significant restrictions remain.
Our results of operations could be materially adversely affected by natural disasters or interruptions in the supply of utilities ( such as water or electricity) in the locations in which we, our customers or suppliers operate.
     We have manufacturing and other operations in locations subject to natural disasters such as severe weather and earthquakes as well as interruptions or shortages in the supply of utilities (such as water and electricity) that could disrupt operations. In addition, our suppliers and customers also have operations in such locations. For example, most of our production facilities, as well as many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan, which is susceptible to earthquakes, typhoons, and has experienced droughts from time to time. In addition, we have sometimes suffered power outages caused by our major electricity supplier, the Taiwan Power Company, or other power consumers on the same power supply line, which have caused interruptions in our production schedule. A natural disaster or interruptions in the supply of utilities that results in a prolonged disruption to our operations, or the operations of our customers or suppliers, may adversely affect our results of operations and financial condition.
Fluctuations in exchange rates could result in foreign exchange losses.
     Over half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. A larger portion of our sales are denominated in U.S. dollars and currencies other than NT dollars. Therefore, any significant fluctuation to our disadvantage in such exchange rate may have an adverse effect on our financial condition. In addition, fluctuations in the exchange rate between the U.S. dollar and the NT dollar may affect the U.S. dollar value of our common shares and the market price of the ADSs and of any cash dividends paid in NT dollars on our common shares represented by ADSs.
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
     ADS holders will not generally be able to exercise the voting rights attaching to the deposited securities on an individual basis. According to the R.O.C. Company Law, the voting rights attaching to the deposited securities must be exercised as to all matters subject to a vote of shareholders collectively in the same manner, except in the case of an election of directors and supervisors. Election of directors and supervisors is by means of cumulative voting. See “Item 10. Additional Information — Voting of Deposited Securities” for a more detailed discussion of the manner in which a holder of ADSs can exercise its voting rights.
You may not be able to participate in rights offerings and may experience dilution of your holdings.
     We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under our ADS deposit agreement, the depositary bank will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the United States Securities Act of 1933, as amended, or the Securities Act, with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. Although we may be eligible to take advantage of certain exemptions for rights offerings by certain foreign companies, we can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to have such a registration statement declared effective. In addition, if the depositary bank is unable to obtain the requisite approval from the Central Bank of the Republic of China (Taiwan) for the conversion of the subscription payments into NT dollars or if the depositary determines that it is unlikely to obtain this approval, we may decide with the depositary bank not to make the rights available to holders of ADSs. See “Item 10. Additional Information — Foreign Investment in the R.O.C.” and “Item 10. Additional Information — Exchange Controls in the R.O.C.”. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.
     If the depositary bank is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

The value of your investment may be reduced by possible future sales of common shares or ADSs by us or our shareholders.
     One or more of our existing shareholders may, from time to time, dispose of significant numbers of common shares or ADSs. The National Development Fund, one of our two largest shareholders, has sold ADSs in several transactions since 1997, including 44,172,500 ADSs in August and September 2005. In May 2005, Philips reiterated its intention, first announced in October 2003, to gradually and orderly reduce its equity interest in us, and sold in August and September 2005 an additional 113,521,000 ADSs. Further, on March 9, 2007, we and Philips jointly announced a multi-phased plan to facilitate an orderly exit by Philips from its current shareholding in us. Specifically, the announced plan contemplates that Philips will divest its current shareholding in us through one or more block trades on the Taiwan Stock Exchange, a public offering of our common shares in the form of ADSs, and through participation in share buy-backs conducted by us in the period beginning in 2007 and ending in 2010. The plan’s initial step occurred on March 12, 2007, when Philips sold approximately US$1.75 billion worth of our common shares over the Taiwan Stock Exchange through block trades to a few institutional investors in Taiwan. As a result of such disposition, Philips owned 12.8% of our outstanding equity securities as of March 12, 2007. Further, the plan’s contemplated second step is a sale in 2007, subject to TSMC’s board approval, receipt of all regulatory approvals and market conditions, by Philips in a public offering registered with the U.S. Securities and Exchange Commission of up to approximately US$2.50 billion worth of our common shares in the form of ADSs. It is the intention of TSMC and Philips that no further ADS offerings will be conducted in respect of Philips’ shareholding in TSMC. In addition, under the plan’s third step, we currently contemplate to conduct in 2007, subject to the approval by our board of directors, a tender offer to repurchase, and subsequently cancel, up to approximately US$1.50 billion worth of our common shares and we currently understand that Philips intends to participate and sell its shares to us in such share repurchase. Lastly, the plan’s fourth step calls for us to conduct, subject to us maintaining our current annual cash dividend per share, additional share repurchase and cancellation programs between 2008 and 2010, in which Philips has informed us that it intends to tender its remaining common shares held in us at such time. In addition, the announced plan contemplates that Philips may also consider to sell its remaining common shares held in us to specified long-term investors mutually agreeable to Philips and us. While we hope to continue to work with Philips to implement the above plan to facilitate the contemplated disposals by Philips of its equity interests in us in a way that minimizes, to the extent possible, any adverse impact on us and the market price of our ADSs and common shares, there is no written agreement between us and Philips in respect of the above plan and no assurances can be given as to the timing and potential impact of the implementation of such plan or any other method of disposal by Philips.
     In addition, we have in place a conversion sale program that allows some of our shareholders to sell their common shares in ADS form to a specified financial intermediary during a 30-day period not more than once every three months. Since the establishment of the program in 1999, a total of 42,076,000 ADSs (without adjustments for subsequent stock dividends) were sold in four transactions under the program. We cannot predict the effect, if any, that future sales of ADSs or common shares, or the availability of ADSs or common shares for future sale, will have on the market price of ADSs or common shares prevailing from time to time. Sales of substantial amounts of ADSs or common shares in the public market, or the perception that such sales may occur, could depress the prevailing market price of our ADSs or common shares and could reduce the premium, if any, that the price per ADS on the New York Stock Exchange represents over the corresponding aggregate price of the underlying five common shares on the Taiwan Stock Exchange.
The market value of our shares may fluctuate due to the volatility of, and government intervention in, the R.O.C. securities market.
     Because the Taiwan Stock Exchange experiences from time to time substantial fluctuations in the prices and volumes of sales of listed securities, there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In response to past declines and volatility in the securities markets in Taiwan, and in line with similar activities by other countries in Asia, the government of the R.O.C. formed the Stabilization Fund, which has purchased and may from time to time purchase shares of Taiwan companies to support these markets. In addition, other funds associated with the R.O.C. government have in the past purchased, and may from time to time purchase, shares of Taiwan companies on the Taiwan Stock Exchange or other markets. In the future, market activity by government entities, or the perception that such activity is taking place, may take place or has ceased, may cause fluctuations in the market prices of our ADSs and common shares.

 ITEM 4. INFORMATION ON THE COMPANY
Our History and Structure
     We believe we are currently the world’s largest dedicated IC foundry in the semiconductor industry. We were founded in 1987 as a joint venture among the R.O.C. government, Philips and other private investors and were incorporated in the R.O.C. on February 21, 1987. Our common shares have been listed on the Taiwan Stock Exchange since September 5, 1994, and our ADSs have been listed on the New York Stock Exchange since October 8, 1997.
     WaferTech in the United States. In 1996, we entered into a joint venture called WaferTech with several U.S.-based investors to construct and operate a US$1.2 billion foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. In December 1998, we increased the percentage of our ownership interest in WaferTech to 68%. By the end of the first quarter of 2001, we had increased the percentage of our ownership interest in WaferTech to approximately 99% by purchasing all of the remaining interest of all of the other joint venture partners. As of February 28, 2007, we owned an approximately 99.996% equity interest in WaferTech.
     Operations in Mainland China. In August 2003, we established TSMC Shanghai, a wholly-owned subsidiary primarily engaged in the manufacturing and selling of integrated circuits. We have achieved commercial production with 0.35 micron and 0.25 micron process technologies in Fab 10, our 200mm wafer fab in Songjiang, where we commenced production in late 2004. On March 20, 2007, the R.O.C. Ministry of Economic Affairs approved our transfer of 0.18 micron process technologies to Mainland China for production. As of February 28, 2007, we owned a 100% equity interest in TSMC Shanghai.
     Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Philips and EDB Investment Pte. Ltd. to found a joint venture, SSMC, to build a fab in Singapore. The SSMC fab commenced production in December 2000. In connection with the sale by Philips in September 2006 of a 80.1% equity interest in its subsidiary Philips Semiconductors International B.V. (“Philips Semiconductors”) to a consortium of private equity investors, we, Philips and Philips Semiconductor, which was subsequently renamed NXP B.V. (“NXP”) entered on September 25, 2006 into an assumption and assignment agreement. Pursuant to such agreement, Philips assigned to NXP all of its rights, and NXP assumed all of Philips’ obligations, under specified agreements, including, among other things, the shareholders agreement relating to SSMC. In November 2006, TSMC and NXP exercised their option rights under the shareholders agreement to purchase all of the SSMC shares owned by EDB Investment Pte. Ltd. As a result, TSMC owned 38.8%, and NXP owned 61.2% of SSMC as of February 28, 2007. While we, together with NXP, have the right to purchase up to 100% of SSMC’s annual capacity, we and NXP are required to purchase, in the aggregate, at least 70% of SSMC’s full capacity; we, alone, are required to purchase up to 28% of SSMC’s annual installed capacity.
Our Principal Office
     Our principal executive office is located at No. 8, Li-Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. Our telephone number at that office is (886-3) 563-6688. Our web site is www.tsmc.com. Information contained on our website does not constitute part of this annual report.
Business Overview of the Company
     As a foundry, we manufacture semiconductors using our advanced manufacturing processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of leading edge wafer fabrication processes, including processes to manufacture CMOS logic, mixed-signal, radio frequency, embedded memory, BiCMOS mixed-signal and other semiconductors. IC Insights (The McClean Report 2007 Edition) estimates that our revenue market share among dedicated foundries worldwide was 50% in 2005 and 49% in 2006. We also offer design, mask making, probing, testing and assembly services.
     We believe that our large capacity, particularly for advanced technologies, is a major competitive advantage. Please see “— Manufacturing Capacity and Technology” and “— Capacity Expansion and Technology Upgrade Plans” for a further discussion of our capacity.

     We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor companies and systems companies such as Altera Corporation, Broadcom Corporation, Marvell Semiconductor Inc., nVidia Corporation, Qualcomm and VIA Technology, Inc., to integrated device manufacturing companies such as Advanced Micro Devices, Analog Devices, Inc., Freescale Semiconductor Inc., Philips and NXP. Fabless semiconductor companies/systems companies and integrated device manufacturers accounted for approximately 72% and 28%, respectively, of our net sales in 2006.
Our Facilities
     After combining the operations at two of our 200mm fabs in 2001 and the decommissioning of one of our 150mm wafer fabs (Fab 1) in March 2002, we currently operate one 150mm wafer fab, seven 200mm wafer fabs and two 300 mm wafer fabs, including Fab 14, where we commenced production in the fourth quarter of 2004. Our corporate headquarters and six of our fabs are located in the Hsinchu Science Park, two fabs are located in the Southern Taiwan Science Park, one fab is located in the United States, and one fab is located in Shanghai. Our corporate headquarters and our six fabs in Hsinchu occupy approximately 275,078 square meters of land. We lease all of this land from the Hsinchu Science Park Administration in Hsinchu under agreements that will be up for renewal between March 2008 and December 2021. We have leased from the Southern Taiwan Science Park Development Office 395,000 square meters of land for our fabs in the Southern Taiwan Science Park under agreements that will be up for renewal between November 2018 and December 2025. WaferTech owns 1,052,181 square meters of land in the State of Washington in the United States, where the WaferTech fab and related offices are located. TSMC Shanghai owns 420,000 square meters of land in Shanghai, where Fab 10 and related offices are located.
     Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs. We are expanding our 300mm fabrication capacity through Fab 12 (Phase II and III) in the Hsinchu Science Park and Fab 14 in the Southern Taiwan Science Park. Total monthly capacity for 300mm fabs was increased from 68,000 wafers to 93,700 wafers in 2006. We will continuously evaluate our 300mm capacity in light of prevailing market conditions.
     We believe that our quality and reliability policy and practice has ensured a high standard of manufacturing quality and reliability. We have been informed by customers that wafers produced by us consistently met or exceeded the quality and reliability requirements in the field.
Manufacturing Capacity and Technology
     We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers or third party designers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net sales of advanced semiconductors with a resolution of 0.13 micron and below, and are one of the leaders in the semiconductor industry generally. We were the first semiconductor foundry with proven low-k technology in commercial production, in both the 0.13 micron process technology and the 90-nanometer NexsysSM technology. The 90-nanometer NexsysSM technology was the first process technology based entirely on low-k dielectrics. In 2005, TSMC followed with full commercial production of 80-nanometer NexsysSM process technology. TSMC’s 65-nanometer NexsysSM technology is the third-generation TSMC process to employ low-k dielectrics. In 2006, we fully qualified our 65-nanometer process technology and commenced full commercial production.

     The following table lists our fabs and those of our affiliates, together with the year of commencement of commercial production, technology and capacity during the last five years:

		Current most
		advanced technology
	Year of	for volume	Monthly capacity(3)(4)
Fab(1)	commencement	production(2)	2002	2003	2004	2005	2006
1(5)	1987	—	—	—	—	—	—
2	1990	0.45	43,540	42,977	47,584	47,584	50,506
3(6)	1995	0.18	71,000	71,600	83,300	83,300	89,900
5	1997	0.15	34,920	37,800	42,500	42,500	51,500
6	2000	0.13	48,700	63,500	73,000	73,000	83,400
7(8)	1995	0.35	22,500	11,800	13,400	13,400	—
8	1998	0.15	52,600	63,500	76,500	76,500	83,500
10	2004	0.25	—	—	500	15,600	32,000
12	2001	0.065	11,475	31,797	60,300	106,875	131,175
14	2004	0.065	—	—	6,750	46,125	79,650
WaferTech	1998	0.15	30,000	30,000	32,500	33,500	35,500
SSMC(7)	2000	0.18	8,000	9,600	13,400	16,700	17,700
Total			322,735	362,574	449,734	555,084	654,831

(1)	Fab 2 produces 150mm wafers. Fabs 3, 5, 6, 8, 10, WaferTech and SSMC produce 200mm wafers. Fab 12 and Fab 14 produce 300mm wafers. Fabs 2, 3, 5, 7, 8 and 12 are located in Hsinchu Science Park. (Please refer to Note (8) below for Fab 7.) Fab 6 and Fab 14 are located in the Southern Taiwan Science Park. WaferTech is located in the United States, SSMC is located in Singapore and Fab 10 is located in Shanghai.

(2)	In microns, as of year-end.

(3)	Estimated capacity in 200mm equivalent wafers as of year-end for the total technology range available for production. Actual capacity during each year will be lower as new production capacity is phased in during the course of the year.

(4)	Under an agreement with Vanguard, TSMC is required to use its best commercial efforts to maintain utilization of a fixed amount of reserved capacity within a range of 5,000 wafers per month. Please see “Item 7. Major Shareholders and Related Party Transaction – Related Party Transactions – Vanguard International Semiconductor Corporation” for a discussion of certain of the Vanguard contract terms. The amounts to be used at Vanguard are not included in our monthly capacity figures.

(5)	We decommissioned Fab 1, a 150mm fab located at ITRI, on March 31, 2002, because of our decision not to renew our land lease agreement with ITRI since it was an outdated fab.

(6)	Fab 4, which commenced operation in 1999 with initial technology of 0.5 micron, was consolidated into Fab 3 during the fourth quarter of 2001.

(7)	Represents that portion of the total capacity that we had the option to utilize as of December 31, 2002, December 31, 2003, December 31, 2004, December 31, 2005 and December 31, 2006. This fab commenced production in September 2000.

(8)	Fab 7 was decommissioned in June 2006 as we decided to replace this fab with 300 mm capacity at that site. Currently, facilities for 300 mm production are being moved-in.
     As of December 31, 2006, our monthly capacity (in 200mm equivalent wafers) was 654,831wafers, compared to 555,084 wafers at the end of 2005. This increase was primarily due to the expansion of our 0.15/0.18 micron, 90-nanometer and 65-nanometer advanced technologies.
     Our semiconductor manufacturing facilities require substantial investment to construct and are largely fixed-cost assets once they are in operation. Because we own most of our manufacturing capacity, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins.
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

     Our capital expenditures in 2004, 2005 and 2006 were NT$81,095 million, NT$79,879 million and NT$78,737million (US$2,416 million), respectively. We currently expect our capital expenditures to be approximately US$2,600 million to US$2,800 million in 2007. In 2007, we anticipate capital expenditures to focus primarily on the following:
•	ramping up production at Fab 12 (Phases II and III), Fab 14 (Phase II) and Fab 10;

•	capacity expansion for mask operations;

•	development of process technologies which include 32- and 45-nanometer nodes; and

•	other research and development projects.
     These investment plans are still preliminary and our expected capital expenditures may change per market conditions.
Markets and Customers
     The primary customers of our foundry services are fabless semiconductor companies/systems companies and integrated device manufacturers. The following table presents the breakdown of net sales by types of customers during the last three years:

	Year ended December 31,
	2004		2005		2006
Customer Type	Net Sales	Percentage	Net Sales	Percentage	Net Sales	Percentage
	(in millions, except percentages)
Fabless semiconductor companies/systems companies	NT$176,705	68.7%	NT$187,662	70.4%	NT$229,168	72.2%
Integrated device manufacturers	80,508	31.3%	78,903	29.6%	88,239	27.8%
Total	NT$257,213	100.0%	NT$266,565	100.0%	NT$317,407	100.0%
     We categorize our net sales based on the country in which the customer is headquartered, which may be different from the net sales for the countries to which we actually sell or ship our products. Under this approach, the following table presents a regional geographic breakdown of our net sales during the last three years:

	Year ended December 31,
	2004		2005		2006
Region	Net Sales	Percentage	Net Sales	Percentage	Net Sales	Percentage
	(in millions, except percentages)
North America	NT$191,624	74.5%	NT$205,255	77.0%	NT$247,895	78.1%
Asia	47,584	18.5%	40,785	15.3%	43,167	13.6%
Europe	18,005	7.0%	20,525	7.7%	26,345	8.3%
Total	NT$257,213	100.0%	NT$266,565	100.0%	NT$317,407	100.0%
     A significant portion of our net sales are attributable to a relatively small number of our customers. In 2005 and 2006, our ten largest customers accounted for approximately 52% and 53% of our net sales, respectively, and the two largest customers accounted for 9% and 11% in 2005 and 10% and 8% in 2006.
     Over the years, we have attempted to strategically manage our exposure to commodity memory semiconductor manufacturing services. This policy has successfully shielded us from significant adverse effects resulting from the previous precipitous price drops in the commodity memory semiconductor market.
     We have five customer support and/or marketing regions. The office in Hsinchu serves Asian (excluding Japanese and Mainland Chinese) customers. Wholly-owned subsidiaries in the United States, Japan, Shanghai, the Netherlands and South Korea serve North American, Japanese, Mainland Chinese, European and South Korean

customers, respectively. Foundry service sales are technologically intensive and involve frequent and intensive contacts with customers. We believe that the most effective means of marketing our foundry services is by developing direct relationships with our customers. We do not use agents or distributors. Our customer service managers work closely with the sales force by providing integrated services and detailed technical advice and specifications to customers.
     Commitments by Customers. Because of the fast-changing technology and functionality in semiconductor design, foundry customers generally do not place purchase orders far in advance to manufacture a particular type of product. However, we engage in discussions with customers regarding their expected manufacturing requirements in advance of the placement of purchase orders.
     Several of our customers have entered into arrangements with us to ensure that they have access to specified capacity at our fabs. These arrangements are primarily in the form of deposit agreements. In a deposit agreement, the customer makes an advance cash deposit for an option on a specified capacity at our fabs. Deposits are generally refunded as shipments are made. As of December 31, 2006, our customers had on deposit an aggregate of approximately US$116 million to reserve future capacity for the years 2007 through 2008.
The Semiconductor Fabrication Process
     The semiconductor manufacturing process begins with a thin silicon wafer on which an array of semiconductor devices is fabricated. The wafer is then tested, cut into chips, and assembled into packages that are then individually retested. Our focus is on wafer fabrication although we also provide all other services either directly or through outsourcing arrangements.
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
     Fabrication Processes. We manufacture semiconductors using the complementary metal oxide silicon, CMOS and BiCMOS processes. The CMOS process is currently the dominant semiconductor manufacturing process. The BiCMOS process combines the high speed of the bipolar circuitry and the low power consumption and high density of the CMOS circuitry. We use the CMOS process to manufacture logic semiconductors, memory semiconductors including SRAM, flash memory, mixed-signal/RF semiconductors, which combine analog and digital circuitry in a single semiconductor, and embedded memory semiconductors, which combine logic and memory in a single semiconductor. The BiCMOS process is used to make high-end mixed-signal and other types of semiconductors.
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
     Mixed-Signal/RF Semiconductors. Analog/digital semiconductors combine analog and digital devices on a single semiconductor to process both analog and digital data. We make mixed-signal/RF semiconductors using both the CMOS and BiCMOS processes. We offer CMOS mixed-signal process down to the 90-nanometer NexsysSM technology and 0.35 micron BiCMOS process and 0.35 micron and 0.18 micron silicon germanium process for manufacturing mixed-signal/RF semiconductors. The primary uses of mixed-signal/RF semiconductors are in hard disk drives, wireless communications equipment and network communications equipment, with those made with the BiCMOS process occupying the higher end of the mixed-signal/RF market.
     Memory Semiconductors. Memory semiconductors, which are used in electronic systems to store data and program instructions, are generally classified as either volatile memory (which lose their data content when power supplies are switched off) or nonvolatile memory (which retain their data content without the need for a constant power supply). Examples of volatile memory include SRAM and DRAM and examples of nonvolatile memory include electrically EPROM and flash memory. We currently offer CMOS process for the manufacture of SRAM in resolutions down to 65-nanometer in both high speed and low power designs, and for the manufacture of flash memory and embedded flash in resolutions down to 0.11 and 0.13 micron, respectively.
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
     High Voltage Semiconductors. We offer a range of high-voltage processes, ranging from 5V to 500V, which are suitable for various panel-size display driver and power IC applications. Applicable voltage range covers up to 40V with Bi CMOS-DMOS structure and extends up to 500V with drain extended HV CMOS structure.
     The table below presents a breakdown of our net sales during the last three years by each semiconductor type:

	Year ended December 31,
	2004		2005		2006
Semiconductor Type	Net Sales	Percentage	Net Sales	Percentage	Net Sales	Percentage
	(in millions, except percentages)
CMOS
Logic	NT$174,905	68.0%	NT$199,657	74.9%	NT$240,278	75.7%
Memory	22,120	8.6%	2,133	0.8%	3,174	1.0%
Mixed-Signal(1)	50,414	19.6%	63,442	23.8%	71,734	22.6%
BiCMOS(2)	1,029	0.4%	1,066	0.4%	1,904	0.6%
Others	8,745	3.4%	267	0.1%	317	0.1%
Total	NT$257,213	100.0%	NT$266,565	100.0%	NT$317,407	100.0%

(1)	Mixed-signal semiconductors made with the CMOS process.

(2)	Mixed-signal and other semiconductors made with the BiCMOS process.
      Design and Technology Platforms.
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
Research and Development
          The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the introduction of new technologies to meet customers’ demands and in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$12,516 million, NT$14,017 million and NT$16,076 million (US$493 million) in 2004, 2005 and 2006, respectively, on research and development, which represented 4.9%, 5.3% and 5.1%, respectively, of our net sales for these periods. We plan to continue to invest significant amounts on research and development in 2007, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have recently allowed us to provide our customers access to certain advanced process technologies, such as 90-nanometer, 80-nanometer and 65-nanometer NexsysSM technology for volume production, prior to the implementation of those advanced process technologies by many integrated device manufacturers and our competitors.
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
          Raw materials costs constituted 13.2% of our net sales in 2005 and 12.6% of our net sales in 2006. The three largest components of raw material costs — wafers, gas and chemicals — accounted for 42.2%, 9.4% and 20.5%, respectively, of our raw material costs in 2005 and 42.9%, 9.1% and 19.7%, respectively, of our raw material costs in 2006. Most of our raw materials generally are available from several suppliers. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material so that a quality or delivery problem with any one vendor will not adversely affect our operations. The quality and delivery performance of each vendor is evaluated monthly or quarterly and quantity allocations are adjusted for subsequent periods based on the evaluation.
          The most important raw material used in our production is silicon wafers, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Shin-Etsu Handotai and SUMCO Corporation of Japan, Siltronic AG of Germany, and MEMC Electronic Materials, Inc. of the United States. Together they supplied approximately 82% and 89.6% of our total wafer needs in 2005 and 2006, respectively. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of 150mm, 200mm and 300mm wafers. However, surge demand for some specialty products that require use of specialty wafers may sometimes cause a sudden shortage of the supply of specialty wafers. After a moderate increase of wafer prices in 2000, the price of wafers decreased slightly during 2004 and 2005. In 2006, wafer prices increased by approximately 8% and we expect wafer prices to continue to increase in 2007. In order to secure a reliable and flexible supply of high quality wafers, we entered into long-term agreements and intend to develop strategic relationships with major wafer vendors to cover our anticipated wafer needs for the next three to five years.
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
Environmental Regulation
          The semiconductor production process generates gaseous chemical wastes, liquid wastes, waste water and other industrial wastes in various stages of the manufacturing process. We have installed various types of pollution control equipment for the treatment of gaseous chemical wastes and liquid wastes and equipment for the recycling of treated water in our fabs. Our operations at our fabs are subject to regulation and periodic monitoring by the R.O.C. Environmental Protection Administration, U.S. Environmental Protection Agency or State Environmental Protection Administration of mainland China, and local environmental protection authorities, including the Science Park Administration, the Washington State Department of Ecology or the Shanghai Environmental Protection Bureau.
          We have adopted pollution control measures which are expected to result in the effective maintenance of environmental protection standards consistent with the practice of the semiconductor industry in Taiwan, the U.S. and mainland China. We conduct an annual environmental audit to ensure that we are in compliance in all material respects with, and we believe that we are in compliance in all material respects with, applicable environmental laws and regulations. Furthermore, our waste reduction steps comply with Taiwan regulatory requirements. We received ISO14001 certification in August 1996 and continue to implement improvement programs in connection with this certification. All our manufacturing sites in Taiwan were ISO14001 certified in 2005. Fab 10, our manufacturing site in mainland China, received ISO 14001 certification in 2005. WaferTech obtained ISO 14001 certification in 2001. In 2006, we received the “National Award for Outstanding Achievements in Industrial Waste Disposal and Resources and Recycling”, and “Annual Enterprise Environmental Protection Award” from the Environmental Protection Administration, Executive Yuan, R.O.C., the “Water Conservation Outstanding Performance Award” from the Water Resource Agency, and “National Sustainable Development Award” from National Council for Sustainable Development, Executive Yuan. Moreover, WaferTech has been a member of U.S. EPA’s Performance Track Program since 2004. In 2006, WaferTech applied for and passed the QC080000 IECQ HSPM certification of a Hazardous Substance Process Management site.
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
Electricity and Water
          We use electricity supplied by Taiwan Power Company in our manufacturing process. Businesses in the Hsinchu Science Park and Southern Taiwan Science Park, such as ours, enjoy preferential electricity supply. We have sometimes suffered power outages caused by our major electricity supplier, the Taiwan Power Company, which lead to interruptions in our production schedule. The semiconductor manufacturing processes also use extensive amounts of fresh water. Due to the growth of the semiconductor manufacturers in the Hsinchu Science Park and Southern

Taiwan Science Park, and the droughts that Taiwan experiences from time to time, there is concern regarding future availability of sufficient fresh water and the potential impact insufficient water supplies may have on our semiconductor production.
Risk Management
          We have emergency plans for the response to natural disaster and other disruptive events that could disrupt the operation of our business, and these emergency plans are developed to prevent or minimize loss of personnel and damage to our facilities, equipment and machinery caused by natural disaster and other disruptive events. We also maintain insurance with respect to our facilities, equipment and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks including fire, typhoon, earthquake and some other risks generally up to the respective policy limits for their replacement values and lost profits due to business interruption. In addition, we have insurance policies covering losses in respect of the construction and erection of all our fabs. Equipment and inventories in transit are also insured.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
Overview
          We manufacture a variety of semiconductors based on designs provided by our customers. We also provide various design services. Our business model is now commonly called a “dedicated semiconductor foundry.” The foundry segment of the semiconductor industry as a whole experienced rapid growth over the last 20 years since our inception. As the leader of the foundry segment of the semiconductor industry, our net sales and net income increased from NT$162,301 million and NT$21,610 million in 2002 to NT$317,407 million (US$9,739 million) and NT$127,010 million (US$3,897 million) in 2006, respectively. In 2002, the semiconductor industry reported little revenue growth as growth in volume was significantly offset by erosion in average selling prices. The recovery of the semiconductor industry combined with a more favorable product mix resulted in an increase of our net sales and net income from NT$162,301 million and NT$21,610 million in 2002 to NT$202,997 million and NT$47,259 million in 2003. Our net sales and net income in 2004 further increased to NT$257,213 million and NT$92,316 million, respectively, primarily as a result of the continued growth of the semiconductor industry combined with a more favorable product mix. Our net sales and net income in 2005 continued to grow, but at a lower rate, to NT$266,565 million and NT$93,575 million, respectively, mainly due to an increase in customer demand, partially offset by a decrease in the average selling price of our wafers, and a stronger NT dollar against U.S. dollar. In 2006, our net sales and net income increased to NT$317,407 million (US$9,739 million) and NT$127,010 million (US$3,897 million), respectively, primarily due to a further strengthening of the semiconductor industry and customer demand, partially offset by continued decline in average selling price primarily resulting from pricing pressures in our customers’ end markets and an increase in competition.
          The principal source of our revenue is wafer fabrication, which accounted for approximately 90% of our net sales in 2006. The rest of our net sales is derived from design, mask making, probing, and testing and assembly services. Factors that significantly impact our revenue include:
•	the worldwide demand for semiconductor products;

•	the worldwide semiconductor production capacity as well as our production capacity;

•	capacity utilization;

•	technology migration;

•	pricing; and

•	fluctuation in foreign currency exchange rate.
          Substantial Fixed Costs for Production Capacity. Our semiconductor manufacturing facilities require substantial investment to construct and are largely fixed-cost assets once they are in operation. Because we own most of our manufacturing capacity, a significant portion of our operating costs are fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins. We have expanded our aggregate capacity from 322,735 wafers per month as of year-end 2002 to 654,831 wafers per month as of year-end 2006. Our annual sales volume grew from approximately 2,675,000 200mm equivalent wafers in 2002 to approximately 7,215,000 200mm equivalent wafers in 2006. In 2006, our operations ran on average at full capacity. However, after reaching a peak in the second quarter of 2006, our capacity utilization rate started to decline and decreased further in the last quarter of 2006 to a level significantly below full capacity due to a decrease in orders resulting from our customers’ inventory correction, which started in the third quarter of 2006 and is currently expected to continue through the first quarter of 2007, and the demand weakness in the consumer, consumption and computer sectors. We currently expect our capacity utilization rate during the first quarter of 2007 to further decline from the fourth quarter of 2006 and to continue to adversely affect our gross margin during such period. We do, however, currently expect overall customer demand to begin to recover by the end of the first quarter of 2007.
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
          The table below presents a percentage breakdown of wafer sales by circuit resolution during the last three years:

	Year ended December 31,
	2004	2005	2006
	Percentage of total wafer	Percentage of total wafer	Percentage of total wafer
Resolution	revenue(1)	revenue(1)	revenue(1)
≤0.09 micron	0%	9%	23%
0.13 micron	28%	36%	26%
0.15 micron	13%	9%	10%
0.18 micron	27%	24%	22%
0.25 micron	15%	10%	8%
0.35 micron	10%	6%	6%
≥0.5 micron	7%	6%	5%
Total	100%	100%	100%

(1)	Percentages represent wafer revenue by technology as a percentage of total revenue from wafer sales, which exclude revenue not associated with wafer sales, such as revenue from testing and masks. Total wafer revenue excludes sales returns and allowances.
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
          As of December 31, 2004, 2005 and 2006, the amount set aside for sales returns and allowances recorded in the accompanying consolidated statements of income was NT$4,650 million, NT$5,806 million and NT$5,382 million (US$165 million), respectively, representing 1.8%, 2.1% and 1.7% of our gross sales for the years ended December 31, 2004, 2005 and 2006. In 2004 and 2005, no additional provisions were recorded subsequent to the year-end. Subsequent to December 31, 2006, we also did not have to record any additional provisions for 2006.
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
          As of December 31, 2004, 2005 and 2006, the allowance set aside for doubtful receivables was NT$983 million, NT$981 million and NT$750 million (US$23 million), respectively, representing 3.1%, 2.2% and 2.1% of our gross notes and accounts receivables as of those dates. For the years ended December 31, 2004 and 2005, we did not have to record any additional allowances subsequent to year-end. Subsequent to December 31, 2006, we also did not have to record any additional allowances for 2006.
          Inventory valuation. Inventories are stated at the lower of cost or market value. Market value represents the net realizable value for finished goods and work-in-progress, and replacement costs for raw materials, supplies and spare parts. Due to rapid technology changes, we also evaluate our ending inventory and reduce the carrying value of inventory for estimated obsolescence and unmarketable inventory by an amount that is the difference between the cost of the inventory and the lower estimated market value. The estimated market value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon, which is generally 180 days or less. If actual demand and market conditions are less favorable than those projected by management, additional write-downs may be required. If actual demand and market conditions are more favorable than anticipated, inventory previously written down may be sold at a higher price, resulting in lower cost of sales and higher income from operations than expected in that period.

          As of December 31, 2004, 2005 and 2006, we recorded inventory valuation allowances in the aggregate amount of NT$1,578 million, NT$1,686 million and NT$1,005 million (US$31 million), respectively. Our inventory valuation allowances were primarily for estimated scraps and defects. For the years ended December 31, 2004 and 2005, we did not have to record any additional allowances subsequent to year-end. Subsequent to December 31, 2006, we also did not have to record any additional allowances for 2006.
          Valuation allowance for deferred tax assets. When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then establish a valuation allowance equal to the extent, if any, that it is more likely than not that deferred tax assets will not be realized. We record an income tax benefit or expense when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. Specifically, our valuation allowances are impacted by our expected future revenue growth and profitability, tax holidays, alternative minimum tax, and the amount of tax credits that can be utilized within the statutory period. In determining the amount of valuation allowance for deferred tax assets as of December 31, 2006, we considered past performance, the general outlook of the semiconductor industry, future taxable income and prudent and feasible tax planning strategies.
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
          As of December 31, 2004, 2005 and 2006, the ending balance for valuation allowances under R.O.C. GAAP were NT$14,611 million, NT$11,191 million and NT$8,127 million (US$249 million), respectively, representing 58.0%, 44.5% and 37.0% of net deferred tax assets as of those dates.
          Valuation of long-lived assets and intangible assets. We assess the impairment of long-lived assets and intangible assets whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. Our long-lived assets subject to this evaluation include property, plant and equipment and amortizable intangible assets. Factors we consider important which could trigger an impairment review include, but are not limited to, the following:
•	significant under performance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or our overall business strategy; and

•	significant unfavorable industry or economic trends.
          When we determine that the carrying value of intangible assets and other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment for long-lived assets based on a projected future cash flow. If the long-lived or intangible assets that are determined to be impaired are to be held and used, we recognize an impairment loss through a charge to our operating results to the extent the present value of discounted cash flows attributable to the assets are less than their carrying value. We also perform periodic review to identify the assets that are no longer used and are not expected to be used in future periods. An impairment charge is recorded to the extent, if any, that the carrying amount of the idle assets exceeds their fair value. Under R.O.C. GAAP, if the recoverable amount increases in a future period, the amount previously recognized as impairment will be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.
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
          Under R.O.C. GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no future economic benefits are written down to their fair value and recorded as either idle assets or assets held for disposition. However, prior to 2005, R.O.C. GAAP did not provide guidelines for impairment of assets that could still be used in the business. Therefore prior to 2005, long-lived assets that could still be used in the business and were impaired under U.S. GAAP continued to be depreciated for R.O.C. GAAP purposes. In 2000, WaferTech recorded approximately US$ 330 million as impairment under U.S. GAAP. No additional impairment was recorded since then, as the value determined based on discounted cash flow or comparable market prices is higher than the carrying value of the long-lived assets.
          As of December 31, 2005 and 2006, net long-lived assets and intangible assets amounted to NT$251,830 and NT$260,031 million (US$7,979 million), respectively, under R.O.C. GAAP.
          Goodwill. Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Under U.S. GAAP, and effective on January 1, 2005 under R.O.C. GAAP, we assess the impairment of goodwill on an annual basis, or more frequently whenever triggering events or changes in circumstances indicate that goodwill may be impaired and carrying value may not be recoverable. Moreover, effective on January 1, 2006, goodwill is no longer amortizable under R.O.C. GAAP. Factors we consider important which could trigger an impairment review include, without limitation, the following:
•	significant decline in our stock price for a sustained period; and

•	significant decline in our market capitalization relative to net book value.
          Application of the goodwill impairment test is also highly subjective and requires significant judgment, including the identification of cash generating units, assigning assets and liabilities to the relevant cash generating units, assigning goodwill to the relevant cash generating units, and determining the fair value of the relevant cash generating units. Under R.O.C. GAAP, we have identified that we have four cash generating units. The fair value of the four cash generating units is compared to the associated carrying value including goodwill. On the other hand, under U.S. GAAP, we have identified that we have only one reporting unit. The fair value of the reporting unit is compared to the associated carrying value including goodwill.
          Under R.O.C. GAAP, goodwill recorded from the acquisition of TSMC-Acer and WaferTech is evaluated for impairment under two cash generating units on an annual basis. Based on our most recent evaluation, the fair value calculated by using projected cash flow in five years was higher than the associated carrying value. As a result, we did not record any impairment charge under R.O.C. GAAP. Under U.S. GAAP, goodwill recorded from the acquisition of TSMC-Acer and WaferTech is evaluated for impairment under one reporting unit on an annual basis. Based on our most recent evaluation, the fair value calculated by using the market capitalization method was higher than the associated carrying value. As a result, we also did not record any impairment charge, under U.S. GAAP.
          As of December 31, 2005 and 2006, goodwill amounted to NT$ 6,011 million and NT$ 5,985 million (US$184 million), respectively, under R.O.C. GAAP.
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
          We have experienced significant declines in the value of certain privately held investments and recorded impairment loss of NT$351 million, NT$129 million and NT$280 million (US$9 million) in 2004, 2005 and 2006, respectively. While we have recognized all declines that are currently believed to be other-than-temporary as a charge to income, adverse changes in market conditions or poor operating results of underlying investments could result in further losses in future periods.
Results of Operations
          The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of income, expressed in each case as a percentage of net sales:

	For the year ended December 31,
	2004	2005	2006
Net sales	100.0%	100.0%	100.0%
Cost of sales	(55.0)%	(55.7)%	(50.9)%
Gross profit	45.0%	44.3%	49.1%
Operating expenses
General and administrative	(4.4)%	(3.4)%	(2.7)%
Sales and marketing	(1.3)%	(1.6)%	(1.2)%
Research and development	(4.9)%	(5.3)%	(5.1)%
Total operating expenses	(10.6)%	(10.3)%	(9.0)%
Income from operations	34.4%	34.0%	40.1%
Non-operating income and gains	3.4%	3.5%	3.0%
Non-operating expenses and losses	(2.0)%	(2.2)%	(1.1)%
Income before income tax and minority interest	35.8%	35.3%	42.0%
Income tax benefit (expense)	0.1%	(0.2)%	(2.4)%
Income before cumulative effect of changes in accounting principles	35.9%	35.1%	39.6%
Cumulative effect of changes in accounting principles	—	—	0.5%
Income before minority interest	35.9%	35.1%	40.1%
Minority interest in loss (income) of subsidiaries	0.0%	0.0%	(0.1)%
Net income	35.9%	35.1%	40.0%
Year to Year Comparisons
Net Sales and Gross Margin

	For the Year Ended December 31,
			%
			Change			% Change
	2004	2005	from 2004	2006		from 2005
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Net sales	257,213	266,565	3.6%	317,407	9,739	19.1%
Cost of sales	(141,394)	(148,362)	4.9%	(161,597)	(4,958)	8.9%

Gross profit	115,819	118,203	2.1%	155,810	4,781	31.8%

Gross margin percentage	45.0%	44.3%	—	49.1%	49.1%	—
Net Sales
          Our net sales in 2006 increased by 19.1% from 2005. The increase in our net sales in 2006 was largely attributable to a continued increase in customer demand, which resulted in a 28.3% increase in wafer shipment in 2006, from 5,622 thousand 200mm equivalent wafers in 2005 to 7,215 thousand 200mm equivalent wafers in 2006. The increase in sales volume was partially offset by a 7.4% decrease in the average selling price of our wafers in U.S. dollar terms in 2006. The decrease in the average selling price of our wafers in U.S. dollar terms was primarily the result of a decline in pricing for the same product or technology resulting primarily from pricing pressures in customers’ end market and an increase in competition, partially offset by a more favorable product mix as we saw a continued shift toward higher priced products using more advanced technologies. Our net sales in 2006 were also positively impacted by the fact that the average exchange rate for the NT dollar against the U.S. dollar depreciated by 1.1% in 2006 compared to 2005, as a significant portion of our sales are denominated in U.S. dollars. Our publicly disclosed sales guidance for the first quarter of 2007 was between NT$62,000 million and NT$64,000 million, representing a decrease of 17.3% to 14.6% from our net sales in the last quarter of 2006. This decrease in our net sales is expected primarily as a result of a decrease in orders resulting from our customers’ inventory correction, which started in the third quarter of 2006 and is currently expected to continue through the first quarter of 2007, and the demand weakness in the consumer, consumption and computer sectors.
          Our net sales in 2005 increased by 3.6% from 2004. The increase in our net sales in 2005 was largely attributable to an increase in customer demand, which resulted in a 12.3% increase in wafer shipments in 2005, from 5,008 thousand 200mm equivalent wafers in 2004 to 5,622 thousand 200mm equivalent wafers in 2005. The increase in sales volume was partially offset by a 4% decrease in the average selling price of our wafers in U.S. dollar terms in 2005. The decrease in the average selling price of our wafers in U.S. dollar terms was primarily the result of a decline in pricing for the same product or technology, partially offset by a more favorable product mix as we saw a shift toward higher priced products using more advanced technologies. Our sales in 2005 were also negatively impacted by a stronger NT dollar against U.S. dollar, which appreciated against the U.S. dollar by 4%, as a significant portion of our sales are denominated in U.S. dollars. Our notes and accounts receivable were NT$43,082 million as of December 31, 2005, an increase of 38% from NT$31,214 million as of December 31, 2004 reflecting a significant increase in net sales in the last two months of 2005 as compared to the same period in 2004.
          Gross Margin
          Our gross margin fluctuates, depending on the level of capacity utilization, wafer shipments and product mix, among other factors. Our gross margin increased to 49.1% of net sales in 2006 from 44.3% of net sales in 2005. The higher margin in 2006 was primarily driven by higher capacity utilization, resulting primarily from higher market demands in 2006, which contributed 3.8 percentage points to the 4.8 percentage points increase in the gross margin. In addition, higher wafer shipments, the improvement in overall product mix, favorable cost reduction, which contributed 7.2 percentage points to the increase in the gross margin, and a weaker average exchange rate of the NT dollar against the U.S. dollar, which contributed 0.9 percentage points to the increase in the gross margin, more than offset the unfavorable impact on gross margin of price declines, which negatively impacted the gross margin by 7.1 percentage points. Depreciation and amortization expenses related to cost of sales decreased marginally from NT$69,902 million in 2005 to NT$69,123 million (US$2,121 million) in 2006. The decrease in depreciation and amortization expenses in 2006 reflects the benefits received from the reduced depreciation of facilities and equipment in 200mm fabs, and lower amortization of deferred charges, partially offset by the increase in depreciation from our advanced technology fabs. We anticipate our depreciation and amortization expenses related to cost of sales to increase in 2007, as we continue to ramp up capacity at Fab 12 and Fab 14, which will be partially offset by the benefits received from the reduced depreciation of our 200mm fabs. In addition, while our operations ran on average at full capacity in 2006, after reaching a peak in the second quarter of 2006, our capacity utilization rate started to decline and decreased further in the last quarter of 2006 to a level significantly below full capacity due to a decrease in orders resulting from our customers’ inventory correction, which started in the third quarter of 2006 and is currently expected to continue through the first quarter of 2007, and the demand weakness in the consumer, consumption and computer sectors. We currently expect our capacity utilization rate during the first quarter of 2007 to further decline from the fourth quarter of 2006 and to continue to adversely affect our gross margin during such period. We do, however, currently expect overall customer demand to begin to recover by the end of the first quarter of 2007.
          Our gross margin declined to 44.3% of net sales in 2005 from 45.0% of net sales in 2004. The lower margin in 2005 was primarily driven by lower capacity utilization, resulting primarily from lower market demands in the first half of 2005 and increased capacity, which contributed 3.6 percentage points to the overall 0.7 percentage point decrease in the gross margin. In addition, price declines, which contributed 3.4 percentage points to the decrease in gross margin, and a strengthening of the NT dollar against the U.S. dollar, which contributed 1.8% to the decrease in gross margin, together with the lower capacity utilization more than offset higher wafer shipments, the improvement in overall product mix, and favorable cost reduction, which positively contributed 7.7 percentage points to the gross margin. Depreciation and amortization expenses related to cost of sales increased from NT$64,201 million in 2004 to NT$69,902 million in 2005. The increase in depreciation and amortization expenses in 2005 reflects our capital investment in order to ramp up Fab 12 (Phase II) and Fab 14 (Phase I).
     Operating Expenses

	For the Year Ended December 31
			% Change			% Change
	2004	2005	from 2004	2006		from 2005
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Research and development	12,516	14,017	12.0%	16,076	493	14.7%
General and administrative	11,454	9,085	(20.7)%	8,717	268	(4.1)%
Sales and marketing	3,367	4,132	22.7%	3,752	115	(9.2)%

Total operating expenses	27,337	27,234	(0.4)%	28,545	876	4.8%

Percentage of net sales	10.6%	10.3%	—	9.0%	9.0%	—
Income from operations	88,482	90,969	2.81%	127,265	3,905	39.9%

Operating Margin	34.4%	34.0%	—	40.1%	40.1%	—
     Operating expenses increased by NT$1,311 million in 2006, or 4.8%, from 2005, after a decrease in operating expenses of NT$103 million in 2005, or 0.4%, from 2004.
     Research and Development Expenses
     We remain committed to being the leader in developing advanced process technology. We believe that continued investments in process technologies are essential for us to remain competitive in the markets we serve. Research and development expenditures increased by NT$2,059 million in 2006, or 14.7%, from 2005. Research and development expenses were higher in 2006 than in 2005 primarily due to the increase in expenses relating to an increase in development activities in 45/65 nanometer technologies in 2006 as compared to 2005 which more than offset the decrease in research and development expenses relating to less advanced technologies. We plan to continue to invest significant amounts in research and development expenses in 2007.
     Research and development expenditures increased by NT$1,501 million in 2005, or 12.0%, from 2004. Research and development expenses were higher in 2005 than in 2004 primarily due to the increase in expenses relating to development activities in 65, and 80/90 nanometer technologies in 2005 as compared to 2004.
     General and Administrative, Sales and Marketing Expenses
     General and administrative, sales and marketing expenses decreased by NT$748 million in 2006, or 5.7%, from 2005, due to a decrease of general and administrative expenses by NT$368 million, or 4.1%, and a decrease in sales and marketing expenses by NT$380 million, or 9.2%. The decrease in general and administrative expenses was primarily due to a change in accounting principle pursuant to which, effective January 1, 2006, goodwill is no longer amortizable under R.O.C. GAAP, partially offset by an increase in Fab 14 (phase II) opening expenses. With the commencement of its commercial operation in 2006, expenses associated with the start-up of Fab 14 (Phase II) will cease to be accounted for as general and administrative expenses going forward. The decrease in sales and marketing expenses was primarily due to a decrease in stock compensation and bonus expenses in 2006. The operating margin in 2006 was 40.1%, higher than 34.0% in 2005.
     General and administrative, sales and marketing expenses decreased by NT$1,604 million in 2005, or 10.8%, from 2004. The decrease was primarily due to the opening expenses incurred in 2004 for Fab 12 (Phase II) and Fab 14 (Phase I) which ceased to be accounted for as general and administrative expenses in 2005. The operating margin in 2005 was 34.0%, slightly lower than 34.4% in 2004.

     Non-Operating Income and Expenses

	For the Year Ended December 31
	2004(1)	2005(1)	% Change from 2004	2006		% Change from 2005
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Non-operating income and gains	8,581	9,399	9.5%	9,705	298	3.3%
Non-operating expenses and losses	(5,097)	(6,105)	19.8%	(3,608)	(111)	(40.9)%

Net non-operating income (expenses)	3,484	3,294	(5.4)%	6,097	187	85.1%

(1)	As a result of the adoption of the newly released R.O.C. SFAS No. 34 and R.O.C. SFAS No. 36, the amounts for the fiscal years ended December 31, 2004 and 2005 were reclassified for comparison purposes. Such reclassifications resulted in a change of non-operating income and gains from NT$6,016 million and NT$7,068 million to NT$8,581 million and NT$9,399 million for the years ended December 31, 2004 and 2005, respectively, and in a change of non-operating expenses and losses from NT$2,532 million and NT$3,773 million to NT$5,097 million and NT$6,105 million for the years ended December 31, 2004 and 2005, respectively. See note 4 to our consolidated financial statements for additional details about these new accounting standards.
     Net non-operating income increased by NT$2,803 million in 2006, or 85.1%, from NT$3,294 million in 2005 primarily due to a NT$2,804 million decrease in loss on settlement and disposal of financial instruments, a NT$1,736 million increase in interest income, a NT$914 million increase in investment income recognized under the equity method, and a NT$523 million decrease in interest expense, partially offset by a change from NT$2,610 million net foreign exchange gain in 2005 to a net foreign exchange loss of NT$401 million in 2006 and a NT$476 million increase in net valuation loss on financial instruments. The decrease in loss on settlement and disposal of financial instruments was mainly due to a change from a settlement loss on hedging instruments in 2005 to a settlement gain on hedging instruments in 2006 as a result of a depreciation of the NT dollar against the U.S. dollar in 2005 compared to a very moderate appreciation of the NT dollar against the U.S. dollar in 2006, partially offset by higher hedging costs due to a greater differential between U.S. dollar prevailing interest rates and NT dollar prevailing interest rates in connection with our foreign currency swap transactions in 2006. The increase in interest income was primarily the result of higher interest rates on interest bearing treasury assets and a higher level of cash holding. The increase in investment income recognized under the equity method was primarily due to better operating performance of equity method investees. The decrease in interest expense primarily resulted from a NT$10,500 million repayment of bonds in 2005. The change from NT$2,610 million net foreign exchange gain in 2005 to a net foreign exchange loss of NT$401 million in 2006 was primarily due to a depreciation of the NT dollar against the U.S. dollar in 2005 compared to a very moderate appreciation of the NT dollar against the U.S. dollar on spot rate basis in 2006. The increase in net valuation loss on financial instruments was primarily due to an increased decline in the market value of marketable financial instruments.
     Net non-operating income decreased by NT$190 million in 2005, or by 5.4%, from NT$3,484 million in 2004 primarily due to a change from a NT$3,480 million gain on settlement and disposal of financial instruments in 2004 to a loss of NT$3,603 million in 2005, a NT$661 million decrease in net investment income recognized under the equity method and a NT$262 million increase in net valuation loss on financial instruments, partially offset by a change from NT$3,036 million net foreign exchange loss in 2004 to net foreign exchange gain of NT$2,610 million in 2005, a NT$1,023 million increase in interest income, settlement payments from Semiconductor Manufacturing International Corporation (“SMIC”) of NT$965 million, and subsidy income of approximately NT$322 million received in 2005. The change from a gain on settlement and disposal of financial instruments in 2004 to a loss in 2005 was mainly due to a change from a settlement gain on hedging instruments in 2004 to a settlement loss in 2005 as a result of an appreciation of the NT dollar against the U.S. dollar in 2004 compared to a depreciation of the NT dollar against the U.S. dollar in 2005, and higher hedging costs due to a greater differential between U.S. dollar prevailing interest rates and NT dollar prevailing interest rates in connection with our foreign currency swap transactions in 2005. The decrease in net investment income recognized under the equity method was primarily the result of less favorable operating results of equity method investees. The increase in net valuation loss on financial instruments was primarily the result of an increased decline in the market value of marketable financial instruments. The change from a NT$3,036 million net foreign exchange loss in 2004 to a net foreign exchange gain of NT$2,610 million in 2005 was primarily due to an appreciation of the NT dollar against the U.S. dollar in 2004 compared to a depreciation of the NT dollar against the U.S. dollar in 2005. The increase in interest income was primarily the result of higher interest rates on interest bearing treasury assets and higher levels of cash holdings.

Income Tax Benefit (Expense)

	For the Year Ended December 31
			% Change				% Change
	2004	2005	from 2004		2006		from 2005
	NT$	NT$			NT$	US$
	(in millions)				(in millions)
Income tax benefit (expense)	363	(630)	—	(1)	(7,774)	(238)	1,132.8%

Cumulative effect of changes in accounting principles	—	—	—	(1)	1,607	49	— (1)

Net income	92,316	93,575	1.4%		127,010	3,897	35.7%

Net margin	35.9%	35.1%	—		40.0%	40.0%	—

(1)	Not meaningful.
     Income tax expense increased by NT$7,144 million in 2006, or 1,132.8%, from 2005. This significant increase was mainly due to the combined effects of a decrease in the tax credit rate applicable to machinery and equipment from 11% in 2005 to 7% in 2006, the expiration of the tax exemption period for some of our 200mm fabs in 2006, and an increase in taxable income. See “— Taxation” below for a further discussion. In 2007, due to the combined effects of an expected further increase in taxable income, an anticipated further decrease in tax credits and the expiration of the tax exemption period for additional of our 200mm fabs in 2007, we expect the amount of income tax expense for 2007 will be significantly higher than that in 2006.
     In 2005, we incurred income tax expenses of approximately NT$630 million, compared to an income tax benefit of NT$363 million in 2004. The increase in income tax expenses resulted from a higher taxable income and an increase in effective tax rate because some of our fabs have ceased to enjoy their tax exemption period.
     Cumulative Effect of Changes in Accounting Principles
     On January 1, 2006, we adopted the newly released R.O.C. SFAS No. 34, “Accounting for Financial Instruments” (SFAS No. 34). Upon adoption of SFAS No. 34, an adjustment of NT$1,607 million made to the carrying amounts of the financial instruments categorized as financial assets or liabilities at fair value through profit or loss was included in the cumulative effect of changes in accounting principles; and an adjustment of NT$307 million made to the carrying amounts of those categorized as available-for-sale financial assets was recognized in shareholders’ equity.
Liquidity and Capital Resources
     Our cash, cash equivalents and current investments in marketable financial instruments amounted to NT$195,079 million (US$5,986 million) as of December 31, 2006, up from NT$145,309 million as of December 31, 2005. Our current investments in marketable financial instruments primarily consist of agency bonds, corporate bonds, corporate issued asset-backed securities, open-end mutual funds, government bonds, structured time deposits, publicly-traded stocks and a variety of money market funds. Cash and cash equivalents increased by NT$21,353 million in 2006, or 22.1%, from 2005, following an increase of NT$22,181 million in 2005, or 29.9%, from 2004.

		For the year ended December 31,
	2004(1)	2005(1)	2006
	NT$	NT$	NT$	US$
	(in millions)		(in millions)
Net cash provided by operating activities	153,523	157,225	204,997	6,290
Net cash used in investing activities	(148,359)	(77,652)	(119,724)	(3,674)
Net cash used in financing activities	(32,181)	(57,969)	(63,783)	(1,957)
Net increase/(decrease) in cash	(28,687)	22,181	21,353	655

(1)	As a result of the adoption of the newly released R.O.C. SFAS No. 34 and SFAS No. 36, the amounts for the fiscal years ended December 31, 2004 and 2005 were reclassified for comparison purposes. Such reclassifications resulted in a change of net cash provided by operating activities from NT$153,151 million and NT$157,013 million to NT$153,523 million and NT$157,225 million for the years ended December 31, 2004 and 2005, respectively, and in a change of net cash used in investing activities from NT$147,987 million and NT$77,440 million to NT$148,359 million and NT$77,652 million for the years ended December 31, 2004 and 2005, respectively. See note 4 to our consolidated financial statements for additional details about these new accounting standards.
     Operating Activities
     In 2006, we generated NT$204,997 million (US$6,290 million) net cash from operating activities, as compared to NT$157,225 million in 2005. The increase in net cash from operating activities was primarily the result of higher net income in 2006 of NT$127,010 million (US$3,897 million) compared to NT$93,575 in 2005, and a decrease in notes and accounts receivable of NT$6,447 (US$ 198 million) in 2006 compared to an increase of NT$10,601 million in 2005 and a decrease of deferred income taxes of NT$122 million in 2006 compared to an increase in deferred income taxes of NT$3,353 million in 2005, partially offset by lower depreciation and amortization in 2006 of NT$73,715 million (US$2,262 million) compared to NT$75,649 million in 2005.
     In 2005, we generated NT$157,225 million net cash from operating activities, as compared to NT$153,523 million in 2004. The increase in net cash from operating activities was primarily the result of higher net income in 2005 of NT$93,575 million compared to NT$92,316 in 2004, and higher depreciation and amortization in 2005 of NT$75,649 million compared to NT$69,819 million in 2004.
     In 2006, depreciation and amortization expenses were NT$73,715 million (US$2,262 million), as compared to NT$75,649 million in 2005. The decrease in depreciation and amortization expenses was primarily due to a decrease in amortization expense of goodwill, which more than offset the continued increased depreciation associated with ramping up Fab 12 (Phases II and III) and Fab 14 (Phase I). Effective January 1, 2006, pursuant to the newly revised R.O.C. SFAS No. 25, “Business Combinations — Accounting Treatment under Purchase Method” (SFAS No. 25), goodwill is no longer amortizable but is tested for impairment annually instead. We expect depreciation and amortization expenses to increase in 2007, as compared with that in 2006, as we continue to ramp up capacity at Fab 12 and Fab 14, which will be partially offset by the benefits received from the reduced depreciation of our 200mm fabs.
     In 2005, depreciation and amortization expenses were NT$75,649 million, as compared to NT$69,819 million in 2004. The increase in depreciation and amortization expenses was primarily due to the continued increase in depreciation associated with ramping up Fab 12 (Phase II) and Fab 14 (Phase I).
     Investing Activities
     In 2006, net cash used in investing activities was NT$119,724 million (US$3,674 million), a significant increase from NT$77,652 million in 2005. The increase in net cash used in investing activities in 2006 was the result of more cash invested in financial assets, an increase in deferred charges and refundable deposits, and less cash received from disposal or redemption of investment in financial assets, partially offset by less spending on capital expenditures. Capital expenditures in 2006 were primarily related to:

•	ramping up production at Fab 12 (Phases II and III) and Fab 14 (Phase I) and commencing production at Fab 14 (Phase II);

•	capacity expansion for mask operations;

•	developing process technologies such as sub-45 and 65nm nodes; and

•	other research and development projects.
     Net cash used in investing activities amounted to NT$77,652 million in 2005, a significant decrease from NT$148,359 million in 2004. The primary cash usage for investing activities for 2004 and 2005 was for capital equipment purchases, which totaled NT$81,095 million and NT$79,879 million, respectively.
     We currently expect capital expenditures to be approximately US$2,600 million to US$2,800 million in 2007. We expect this amount to be spent primarily on process technologies such as 32 and 45nm nodes, ramping up Fab 12, Fab 14 and Fab 10, capacity expansion for mask operations, and other research and development projects. See “Item 4. Information on the Company — Capacity Expansion and Technology Upgrade Plans” for a discussion of our capacity expansion and capital expenditures.
     Financing Activities
     In 2006, net cash used in financing activities was NT$63,783 million (US$ 1,957 million), as compared to NT$57,969 million in 2005. The net cash used in financing activities in 2006 primarily reflects payments of cash dividends on our common stock of NT$61,743 million (US$1,895 million), payments of employee bonus of NT$3,432 million (US$105 million), partially offset by an increase in guarantee deposits of NT$921 million (US$28 million) and proceeds from exercise of stock options of NT$575 million (US$18 million).
     In 2005, net cash used in financing activities was NT$57,969 million, as compared to NT$32,181 million in 2004. The net cash used in financing activities in 2005 primarily reflects payments of cash dividends on our common stock of NT$46,420 million, payments of employee bonus of NT$3,086 million and repayments of long-term bank loans and corporate bonds in the amount of NT$1,337 million and NT$10,500 million, respectively. The net cash used in financing activities in 2004 primarily reflects payments of cash dividends on our common stock of NT$12,137 million, repurchase of shares of NT$7,060 million, and repayments of NT$6,656 million in long-term bank loans and NT$5,000 million in corporate bonds.
     As of December 31, 2006, we had no short-term debt, and the current portion of our long-term debt was NT$7,004 million (US$215 million) and our aggregate long-term debt was NT$13,154 million (US$404 million). NT$652 million (US$20 million) of the long-term debt were denominated in U.S. dollars. To protect against reductions in value and the volatility of asset value caused by changes in foreign exchange rates, we utilize derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge our currency exposure. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk” for a discussion of the hedging instruments used. NT$652 million of the long-term bank loans had floating interest rates based on the London interbank offer rate, or LIBOR. NT$12,500 million of the long-term bonds had fixed interest rates ranging from 2.75% to 3.00%. As of December 31, 2006, we had an aggregate of approximately NT$27,280 million (US$837 million) in unused short-term credit lines and an aggregate of approximately NT$6,192 million (US$190 million) in unused long-term credit lines.
     Our loan agreements, and credit facilities for the obligations of our consolidated subsidiaries contain covenants which, if violated, could result in our obligations under these agreements becoming due prior to the originally scheduled maturity dates. As of February 28, 2007, we were in compliance with our financial covenants.
     Cash Requirements
     The following table sets forth the maturity of our long-term debt (bank loans and bonds) outstanding as of December 31, 2006:

Long-term debt
NT$
(in millions)
During 2007	7,004
During 2008	132
During 2009	8,261
During 2010	261
During 2011 and thereafter	4,500
     The following table sets forth information on our material contractually obligated payments for the periods indicated as of December 31, 2006:

			Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 Years	4-5 Years	5 Years
			(in NT$ millions)
Long-Term Debt(1)	20,158	7,004	8,393	261	4,500
Capital Lease Obligations(2)	613	—	—	—	613
Operating Leases(3)	4,090	946	1,119	518	1,507
Other Payments(4)	9,321	618	674	598	7,431
Capital Purchase or other Purchase Obligations(5)	30,548	27,786	1,597	675	490
Total Contractual Cash Obligations(6)	64,730	36,354	11,783	2,052	14,541

(1)	Includes loan payable and bond payable without interest payments.

(2)	Capital lease obligations represent our commitment for leases of property. The obligations are included in the consolidated balance sheets as long-term liabilities.

(3)	Operating lease obligations are described in note 27 to our consolidated financial statements.

(4)	Includes royalty and license payments, as well as payables for acquisition of property, plant and equipment, but excludes payments that vary based upon our net sales of certain products and our sales volume of certain other products.

(5)	Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments are not recorded on our balance sheet as of December 31, 2006, as we have not received related goods or taken title of the property.

(6)	Minimum pension funding requirement is not included since such amounts have not been determined. We made pension contributions of approximately NT$233 million in 2006 and we estimate that we will contribute approximately NT$215 million to the pension fund in 2007. See note 19 to our consolidated financial statements for additional details regarding our pension plan.
     During 2006, we entered into derivative financial instruments transactions to manage exposures related to foreign-currency denominated receivables or payables. As of December 31, 2006, our cash requirements in 2007 for outstanding forward exchange contracts and cross currency swaps contracts were approximately US$820 million, with our expected cash receipts of approximately NT$26,855 million. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information regarding our derivative financial instruments transactions. See also note 2 to the consolidated financial statements for our accounting policy of derivative financial instruments and note 25 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.
     We do not generally provide letters of credit to, or guarantees for, or engage in any repurchase financing transactions with, any entity other than our consolidated subsidiaries.
     We require significant amounts of capital to build, expand, upgrade and maintain our production facilities and equipment. We made capital expenditures of NT$81,095 million, NT$79,879 million and NT$78,737 million (US$2,416 million) in 2004, 2005 and 2006, respectively. We currently expect that our plans for the development of process technologies such as 32 and 45nm nodes and ramping up production at Fab 12, Fab 14 and Fab 10, and other research and development projects will require capital expenditures in 2007 of approximately US$2,600 million to US$2,800 million.
     We expect to fund our expansion projects and other cash requirements primarily with internally generated funds. In the future, we may consider debt and equity financing, depending on market conditions, our financial performance and other relevant factors. In particular, an extended industry downturn could adversely affect our profitability and internal generation of cash, and thereby increase our reliance on external sources of funds. We believe that our working capital, cash flow from operations and unused lines of credit will provide sufficient resources to meet our planned capital requirements.
U.S. GAAP Reconciliation
     Our consolidated financial statements are prepared in accordance with R.O.C. GAAP, which differs in certain material aspects from U.S. GAAP. The following table sets forth a comparison of our net income and shareholders’ equity in accordance with R.O.C. GAAP and U.S. GAAP for the periods indicated:

	Year ended and as of December 31,
	2004	2005	2006	2006
	NT$	NT$	NT$	US$
	(in NT$ millions)
Net income in accordance with:
R.O.C. GAAP	92,316	93,575	127,010	3,897
U.S. GAAP	76,253	75,418	95,711	2,937
Shareholders’ equity attributable to the shareholders of the parent in accordance with:
R.O.C. GAAP	398,965	445,631	507,981	15,587
U.S. GAAP	427,125	477,297	532,403	16,336
     Note 30 to the consolidated financial statements provides a description of the principal differences between R.O.C. GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of certain items, including net income and shareholders’ equity. Differences between R.O.C. GAAP and U.S. GAAP that have a material effect on our net income as reported under R.O.C. GAAP include compensation expense pertaining to stock bonuses to employees, marketable securities, impairment charges for long-lived assets, amortization of goodwill, and 10% tax imposed on unappropriated earnings.
     In July 2006, we distributed an aggregate bonus of NT$6,864 million, or 8% of our 2005 distributable net income, to our employees, 50% of which was paid in cash and 50% of which was paid in the form of common shares. The number of common shares distributed as part of employee bonuses is obtained by dividing the total nominal NT dollar amount of the bonus to be paid in the form of common shares by the par value of the common shares, at NT$10 per share, rather than their market value, which has generally been substantially higher than the par value. Under R.O.C. GAAP, the distribution of employee bonus shares is treated as an allocation from retained earnings, and we are not required to, and do not, charge the value of the employee bonus shares against income. Under U.S. GAAP, however, we are required to charge the market value of the employee bonus shares as employee compensation expense, which reduces our net income and income per share calculated in accordance with U.S. GAAP. Since the amount and the form of the payment of the compensation is subject to shareholder approval and only determinable at the annual shareholders’ meeting, which is generally held after the issuance of our financial statements, under U.S. GAAP, the compensation expense is initially accrued at the nominal NT dollar amount of the aggregate bonus in the period to which it relates as if it were to be paid entirely in cash. The difference between the amount initially accrued and the market value of the common shares and cash issued as payment of all or any part of the bonus is recorded as employee compensation expense in the period in which shareholder approval is obtained, which normally occurs during the second fiscal quarter of the subsequent year. Therefore, net income and income per share amounts calculated in accordance with R.O.C. GAAP and U.S. GAAP differ accordingly. For a more detailed discussion, please refer to note 30.g. to the consolidated financial statements.
     Prior to 2006, under R.O.C. GAAP, investments in marketable securities were stated at the lower of aggregate cost or market value, with the market value determined using the average-closing price during the last month of the period. Investments in debt securities were carried at amortized cost. An allowance was recognized for any temporary decline in the market value of investments with readily ascertainable fair market value with the corresponding amount recorded as an unrealized loss presented as a separate item in shareholders’ equity. The carrying values of investments whose fair market values were not readily determinable were reduced to reflect an other-than-temporary decline in their values, with the related impairment loss charged to income. Under U.S. GAAP, debt and equity securities that have readily determinable fair market values are classified as either trading, available-for-sale or held-to-maturity securities. Trading securities are reported at fair value, with unrealized gains and losses included in the accompanying statements of income. Available-for-sale securities are also reported at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity. Additionally, under U.S. GAAP, fair market value of listed stocks is determined using the closing price of the listed stock on the last trading day for the period. Beginning from 2006, we adopted the R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement”, and No. 36, “Financial Instruments: Disclosure and Presentation.” Under these new R.O.C. accounting pronouncements, financial instruments, which include debt and equity securities, are categorized as either “financial assets or liabilities at fair value through profit or loss”, “available-for-sale”, or “held-to-maturity” securities. “Financial assets or liabilities at fair value through profit or loss” are divided into two sub-categories, financial assets designated on initial recognition as one to be measured at fair value and those that are classified as held for trading, which are also measured at fair value with fair value changes recognized in profit and loss. Thus, the classifications and valuation methodology for debt and equity securities under these new R.O.C. accounting pronouncements are similar to those required by U.S. SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” As a result of adopting R.O.C. SFAS No. 34, a favorable impact of NT$1,607 million was recorded as cumulative effect of changes in accounting principles in 2006 under R.O.C. GAAP to adjust the carrying basis of trading securities, which were previously recorded at the lower of aggregate cost or market value, to fair market value, which is a one-time reconciling adjustment between R.O.C. and U.S. GAAP in 2006.
     For purposes of U.S. GAAP, we are required to periodically evaluate the recoverability of the carrying amount of our long-lived assets. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, we are required to compare undiscounted net cash flows estimated to be generated by those assets to the carrying value of those assets. To the extent that cash flows are less than the carrying value of the assets, we are required to record impairment losses for the difference between the carrying value and the fair value of the assets. Prior to 2005, under R.O.C. GAAP, we were not required to record impairment losses of assets that could still be used in the business but were required to evaluate the impairment losses of idle assets which were purchased for use in the business but subsequently determined to have no use. Beginning from 2005, under R.O.C. GAAP, when an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain, to the extent of the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Please see note 30.c. to the consolidated financial statements for a more detailed discussion of the impairment of long-lived assets and U.S. SFAS No. 144.
     Under R.O.C. GAAP, prior to January 1, 2006, goodwill was amortized over ten years. Under U.S. GAAP, prior to January 1, 2002, goodwill was amortized over five or ten years. Effective January 1, 2002, we adopted U.S. SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with U.S. SFAS No. 142, goodwill is no longer amortized, and instead is assessed for impairment on at least an annual basis. In connection with our acquisition of TSMC-Acer, goodwill from the 1999 acquisition of the initial 32% equity interest in TSMC-Acer was recognized for R.O.C. GAAP purposes since the goodwill was from an acquisition paid in cash. However, goodwill from the 2000 acquisition of the remaining 68% equity interest in TSMC-Acer was not recognized under R.O.C. GAAP. Rather it was netted against capital surplus since the goodwill was from a business combination in the form of a share exchange. Under U.S. GAAP, goodwill from both acquisitions was recognized. Effective January 1, 2006, under R.O.C. GAAP, goodwill is no longer amortized and is assessed for impairment on at least an annual basis.
     In R.O.C., a 10% tax is imposed on any unappropriated earnings. For R.O.C. GAAP purposes, we record the 10% tax on unappropriated earnings in the year of shareholders’ approval. Under U.S. GAAP, the 10% tax on unappropriated earnings should be accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year. An expense is recognized in the year in which earnings are recorded under U.S. GAAP, which may be offset by available tax credits.
Taxation
     We are eligible for four-year and five-year tax holidays for income generated from construction and capacity expansions of production facilities according to the regulation for Science Park Administration and the Statute for Upgrading Industries of the R.O.C., respectively. The exemption period may begin at any time within four or five years, as applicable, following the completion of a construction or expansion. The aggregate tax benefits of such exemption periods in 2004, 2005 and 2006 were NT$14,713 million, NT$12,243 million and NT$12,281 million, respectively. We commenced the exemption period for part of Fab 8 in 2002 and part of Fab 2, and Fab 3, 4, 5 and 6 in 2003, and Fab 12 (Phase I) in 2004.

     Under regulations promulgated under the R.O.C. Statute for Upgrading Industries, we are entitled to a tax credit for specified percentages of purchases of equipment used in manufacturing processes. The rate of such tax credit was 11% and 7% of such investments in 2005 and 2006, respectively, and is expected to remain 7% of such investments in 2007.
     The R.O.C. government enacted the R.O.C. Alternative Minimum Tax Act (“AMT Act”) which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the R.O.C. AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the R.O.C. AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the R.O.C. AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the R.O.C. AMT. We currently expect the AMT to have a minimal effect on our income tax expense in 2007.
Off-Balance Sheet Arrangements
     There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Inflation
     Our most significant export market is North America and we do not believe that inflation in the R.O.C. or North America has recently had a material impact on our results of operations.
Recent Accounting Pronouncements
     Please see notes 2 and 31.a. to the consolidated financial statements for a discussion of recent accounting pronouncements relating to R.O.C. GAAP and U.S. GAAP, respectively. We do not expect the recent accounting pronouncements relating to R.O.C. GAAP and some of the recent accounting pronouncements relating to U.S. GAAP to have any material effect on our consolidated financial statements, and we are still in the process of assessing the potential impact that the adoption of some of the accounting pronouncements relating to U.S. GAAP may have on our results of operations and financial position under U.S. GAAP. For further details, please refer to notes 2 and 31.a. to the consolidated financial statements.
     In March 2007, the R.O.C. Accounting Research and Development Foundation issued an interpretation which requires R.O.C. companies to recognize compensation expenses for bonuses paid to employees, directors and supervisors beginning January 1, 2008. Such bonuses are currently recorded as appropriation of earnings under R.O.C. GAAP. On March 30, 2007, the R.O.C. Financial Supervisory Commission also issued an interpretation which requires that bonuses granted to employees, directors and supervisors in the form of shares be valued at fair market value for purposes of compensation expenses. While definitive implementing accounting pronouncements have not yet been issued, we currently expect a significant increase in total compensation expenses upon adoption of the aforementioned interpretations on January 1, 2008. Please see note 2 to the consolidated financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors, Supervisors and Executive Officers
MANAGEMENT
     Members of our board of directors are elected by our shareholders. Following the resignation of Mr. Lobbezoo, the representative of Philips on our board of directors, on March 9, 2007, our board of directors is currently composed of eight directors. The chairman of the board of directors is elected by the directors. The chairman of the board of directors presides at all meetings of the board of directors, and also has the authority to act as our representative. The term of office for directors is three years.
     In order to strengthen corporate governance of companies in Taiwan, effective January 1, 2007, the newly amended R.O.C. Securities and Exchange Law authorizes the R.O.C. Financial Supervisory Commission, after considering the scale, shareholding structure and business nature of a public company, to require a public company to have at least two independent directors but no less than one fifth of the total number of directors. Under this authorization, the R.O.C. Financial Supervisory Commission promulgated guidelines requiring, among others, listed companies with a paid-in capital of NT$50 billion or more to have independent directors on the board. Of our current eight directors, four are independent directors.

     Also, pursuant to the newly amended R.O.C. Securities and Exchange Law, effective from January 1, 2007, a public company is required to either establish an audit committee or to have supervisors, provided that the R.O.C. Financial Supervisory Commission may, after considering the scale, shareholding structure and business nature of a public company, require the company to set up an audit committee to replace its supervisors. So far, the R.O.C. Financial Supervisory Commission has not yet mandated any public company to set up an audit committee to replace supervisors. A public company’s audit committee should be composed of all of its independent directors but not less than three, of which at least one member should have accounting or related financial management expertise, and the relevant provisions under the R.O.C. Securities and Exchange Law, the R.O.C. Company Law and other laws applicable to the supervisors are also applicable to the audit committee.
     Prior to January 1, 2007, we had two supervisors. In accordance with the R.O.C. Company Law, supervisors were elected by our shareholders and could not concurrently serve as our directors, executive officers or other staff members. The supervisors’ major duties and powers included, but were not limited to (i) investigation of our financial condition; (ii) inspection of corporate records; (iii) giving reports in connection with the company’s financial statements at shareholders’ meetings.
     However, according to our amended articles of incorporation, beginning from January 1, 2007, the duties and powers of our supervisors are being exercised by our Audit Committee, which is composed of all of our four independent directors. Accordingly, the tenure of James Ho and Michael Porter, our two supervisors, was terminated on December 31, 2006.
     Pursuant to the R.O.C. Company Law, a person may serve as our director in his personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Of our eight directors, one is a representative of the National Development Fund. Following the resignation of Mr. Lobbezoo on March 9, 2007, Philips no longer has any representative on our board of directors.
     The following table sets forth the name of each director and executive officer, their positions, the year in which their term expires and the number of years they have been with us as of February 28, 2007. The business address for each of our directors, supervisors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

			Years
		Term	with our
Name	Position with our company	Expires	company
Morris Chang	Chairman	2009	20
F.C. Tseng	Vice Chairman	2009	20
J.C. Lobbezoo(1)	Director (Representative of Philips)	2007	13
Stan Shih	Director	2009	7
Chintay Shih	Director (Representative of the National
	Development Fund)	2009	10
Sir Peter Leahy Bonfield	Director	2009	5
Lester Carl Thurow	Director	2009	5
Carleton (Carly) S. Fiorina	Director	2009	1
Rick Tsai	Director, President and Chief Executive Officer	2009	17
Steve Tso	Senior Vice President and Chief Information
	Officer, Information Technology/Materials
	Management and Risk Management	—	10
Kenneth Kin	Senior Vice President of Worldwide Sales and Services	—	6
C.C. Wei	Senior Vice President of Operations I	—	9
Mark Liu	Senior Vice President of Operations II	—	13
Richard Thurston	Vice President and General Counsel	—	5
M.C. Tzeng	Vice President of Operations, Operations I	—	20
Lora Ho	Vice President, Chief Financial Officer and Spokesperson	—	8
P.H. Chang	Vice President of Corporate Human Resources	—	7

			Years
		Term	with our
Name	Position with our company	Expires	company
W.J. Lo	Vice President of Research & Development	—	3
Jason Chen	Vice President of Corporate Development	—	3
Fu-Chieh Hsu	Vice President of Design and Technology Platform	—	1
Jack Sun	Vice President of Research & Development	—	10

(1)	J.C. Lobbezoo resigned effective March 9, 2007.
     Morris Chang has been the Chairman of our board of directors since our establishment and was our Chief Executive Officer until June 2005. From 1985 to 1994, he was President and then Chairman of the board of directors of ITRI. Prior to that, Mr. Chang was President and Chief Operating Officer of General Instrument Corporation; Corporate Group and Senior Vice-President for Texas Instruments. He holds a bachelor’s degree and a master’s degree in mechanical engineering from the Massachusetts Institute of Technology and a Ph.D. in electrical engineering from Stanford University and has been active in the semiconductor industry for 52 years.
     F.C. Tseng is a director. He has been our Vice Chairman since July 2005. He was Deputy Chief Executive Officer from August 2001 to June 2005. He is the Chairman of Global Unichip Corp. and also a director of Prosperity Venture Capital Corp., Digimax, Inc. and Allegro Manufacturing Pte. Ltd. He formerly served as the President of Vanguard from 1996 to 1998 and our President from May 1998 to August 2001. Prior to his presidency at Vanguard, Mr. Tseng served as our Senior Vice President of operations. Mr. Tseng holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 36 years.
     Stan Shih is an independent director. He is the Group Chairman of iD SoftCapital and a director of Acer, BenQ, Wistron and Nan Shan Life Insurance Company Ltd. He is also co-founder and Chairman Emeritus of the Acer Group. He had served as the Chairman and Chief Executive Officer of the Acer Group since 1976 to 2004. Mr. Shih holds a bachelor’s degree, a master’s degree and an honorary Ph.D. in electrical engineering from National Chiao Tung University. He also holds an honorary doctorate degree in technology from the Hong Kong Polytechnic University, an honorary fellowship from the University of Wales and an honorary doctoral degree in international law from the American Graduate School of International Management.
     Chintay Shih is a director. He is a professor and dean at the College of Technology Management of National Tsing Hua University. He is also a Managing Director and Special Advisor of ITRI and a director of the Industrial Technology Investment Corporation. Mr. Shih holds a Ph.D. in electrical engineering from Princeton University.
     Sir Peter Leahy Bonfield is an independent director. Sir Peter Bonfield was the Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from January 2, 1996 to January 31, 2002. He currently is the senior non-executive director of AstraZeneca Group Plc. and director of L. M. Ericsson, Mentor Graphics Corporation Inc. and Sony Corporation (Japan). He is also the Vice President of the British Quality Foundation and a member of the Citigroup International Advisory Board and the Sony Corporation Advisory Board. Furthermore, Sir Peter Bonfield is a non-executive member of Actis LLP Supervisory Board, as well as a non-executive director of Dubai International Capital. He is also the Chairman of Supervisory Board of NXP. B.V. He holds a bachelors degree in engineering from Longhborough University of Technology.
     Lester Carl Thurow is an independent director. Professor Thurow is the Jerome and Dorothy Lemelson Professor of Management and Economics at the Massachusetts Institute of Technology’s Sloan School of Management. He is also a director of Analog Devices, Inc. Professor Thurow served as dean of the Sloan School of Management from 1987 to 1993. Professor Thurow holds a Ph.D. in economics from Harvard University and an M.A. in philosophy, politics and economics from Oxford University where he was a Rhodes Scholar.
     Carleton (Carly) S. Fiorina is an independent director. She was the Chairman and Chief Executive Officer of Hewlett-Packard from July 1999 to February 2005. Prior to joining Hewlett-Packard, she spent nearly 20 years at AT&T and Lucent Technologies, where she held a number of senior leadership positions and directed Lucent’s initial public offering and subsequent spin-off from AT&T. She has previously served on the boards of Cisco Systems, Kellogg Company and Merck & Company. She currently serves on the boards of Cybertrust Inc. (specializing in cybersecurity), Revolution Healthcare Group and MIT Corporation Board of Trustees. She holds a bachelor degree in

Medieval history and philosophy from Stanford University, a master degree in business administration from the Robert H. Smith School of Business at the University of Maryland at College Park, Md., and a master of science degree from MIT’s Sloan School.
     Rick Tsai is a director. He has been President since August 2001 and Chief Executive Officer since July 2005. He was Chief Operating Officer from August 2001 to June 2005. He was Executive Vice President of Worldwide Marketing and Sales from September 2000 to August 2001. Prior to that, he served as our Executive Vice President of Operations. He also served as the President of Vanguard from 1999 to 2000. He joined us in 1989 as Deputy Director of our Fab 2 operations. He holds a Ph.D. in material science from Cornell University and has been active in the semiconductor industry for over 25 years.
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
     Mark Liu has been Senior Vice President of Operations II since December 2005. Prior to that, he was Vice President of Operations II from January 2002, Vice President of our Fab 8 and Fab 12 sites operation from July 2000 and Vice President of South Sites Operations from 1999 to July 2000. He joined us in 1993 and has held the positions as Director of our Fab 3 operation and Senior Director of South Sites Operations. He holds a Ph.D. in electrical engineering and computer science from the University of California, Berkeley, and has been active in the semiconductor industry for over 20 years.
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

     Jason Chen joined us as Vice President of Corporate Development in March 2005. Prior to that, he was vice president and co-director of marketing and sales group with Intel Corporation. Mr. Chen holds an MBA degree from the University of Missouri, Columbia.
     Fu-Chieh Hsu has served as Vice President of Design and Technology Platform since April 2006. Dr. Hsu founded Monolithic System Technology Inc. (MoSys) in 1991 and served as its Chairman and Chief Executive Officer until retiring at the end of 2004. He was Chairman and President of Myson Technology Inc. (now Myson Century Inc.) from 1990 to 1991. Prior to that, Dr. Hsu worked at Integrated Device Technology Inc. as Chief Technology Officer and Vice President as well as other senior positions. Dr. Hsu also served at Hewlett-Packard Laboratories. He received his Bachelor of Science degree in electrical engineering from National Taiwan University in 1978, and Master of Science and Ph.D. degrees in electrical engineering and computer sciences from University of California, Berkeley, in 1981 and 1983, respectively.
     Jack Sun joined us in 1997 as Director of the Advanced Module Technology Division before taking the position of Director, Logic Technology Development Division. Dr. Sun was promoted to Senior Director in 2000 and later Vice President of R&D in 2006. Dr. Sun earned a B.S. from National Taiwan University in 1975 and an M.S. in 1979 and a Ph.D. in 1983 from the University of Illinois, all in Electrical Engineering. Prior to joining us, he served at International Business Machines for 14 years in R&D.
     There is no family relationship between any of our directors or executive officers and any other director or executive officer.
Share Ownership
     The following table sets forth certain information as of February 28, 2007 with respect to our common shares owned by our directors and executive officers.

		Percentage of
		Total	Number of
		Outstanding	Common Shares
	Number of Common	Common	Underlying
Name of Shareholders	Shares Owned(3)	Shares	Stock Options(4)
Morris Chang, Chairman	116,057,019	0.45%	787,986
F.C. Tseng, Vice Chairman	38,204,647	0.15%	—
J.C. Lobbezoo, Director(1)	4,187,989,024	16.21%	—
Stan Shih, Director	1,458,244	0.01%	—
Chintay Shih, Director(2)	1,629,084,227	6.31%	—
Lester Carl Thurow, Director	0	0.00%	—
Sir Peter Leahy Bonfield, Director	0	0.00%	—
Carleton (Carly) S. Fiorina, Director	0	0.00%	—
Rick Tsai, Director, President & CEO	27,813,033	0.11%	787,986
Steve Tso, Senior Vice President and Chief Information Officer, Information Technology/Materials Management and Risk Management	12,679,960	0.05%	399,809
Kenneth Kin, Senior Vice President	4,115,712	0.02%	382,431
C.C. Wei, Senior Vice President	6,575,457	0.03%	263,967
Mark Liu, Senior Vice President	10,878,953	0.04%	787,986
Richard Thurston, Vice President & General Counsel	2,733,369	0.01%	83,619
M.C. Tzeng, Vice President	6,166,082	0.02%	—
Lora Ho, Vice President & CFO & Spokesperson	4,549,431	0.02%	—
P.H. Chang, Vice President	2,612,397	0.01%	—
W.J. Lo, Vice President	1,050,576	0.00%	—
Jason Chen, Vice President	930,991	0.00%	—
Fu-Chieh Hsu, Vice President	175,000	0.00%	—
Jack Sun, Vice President	4,613,385	0.02%	121,778

(1)	Represents shares held by Koninklijke Philips Electronics N.V. Mr. Lobbezoo resigned on March 9, 2007.

(2)	Represents shares held by the National Development Fund of the Executive Yuan.

(3)	Except for the number of shares held by Koninklijke Philips Electronics N.V. and the National Development Fund of the Executive Yuan, the disclosed number of shares owned by the directors and executive officers does not include any common shares held in ADS form by such individuals as such individual ownership of ADSs has not been disclosed to shareholders or otherwise made public and each of these individuals owns less than one percent of all common shares outstanding as of February 28, 2007.

(4)	The stock options granted to our officers on March 7, 2003 under the 2002 Stock Option Plan all have an adjusted exercise price of NT$27.6 and all will expire on March 6, 2013 if not previously exercised. The options were granted to certain of our officers as a result of their voluntary selection to exchange part of their profit sharing to stock options. The number of common shares underlying stock options include additional shares due to stock dividends distributed in 2004, 2005 and 2006.
Compensation
     The aggregate compensation paid and benefits in kind granted to our directors, supervisors and executive officers in 2006, which included a cash bonus to the directors and supervisors, was NT$1,520 million (US$47 million). According to our articles of incorporation, not more than 0.3 percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as bonuses to our directors and supervisors and at least one percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) is distributed as a bonus to employees, including executive officers. Bonuses to directors and supervisors are always paid in cash, while bonuses to our executive officers may be granted in cash, stock, or stock options or the combination of all these three. Individual awards are based on each individual’s responsibility, contribution and performance. See note 22 to our consolidated financial statements. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses.
Board Practices
General
     For a discussion of the term of office of the board of directors, see “— Directors, Supervisors and Executive Officers — Management”. No benefits are payable to members of the Board upon termination of their relationship with us.
Audit Committee
     Our Audit Committee was established on August 6, 2002 to assist our board of directors in the review and monitoring of our financial and accounting matters, and the integrity of our financial reporting process and controls.
     All members of the Audit Committee must have a basic understanding of finance and accounting and at least one member must have accounting or related financial management expertise.
     Currently, the Audit Committee consists of four members comprising all of our independent directors. The current members of the Audit Committee are Sir Peter Bonfield, the chairman of our Audit Committee, Professor Lester Thurow, Mr. Stan Shih and Ms. Carleton S. Fiorina. In addition, Mr. J.C. Lobbezoo was appointed to serve as financial expert consultant to the Audit Committee from February, 14, 2006 onwards. See “Item 16A — Audit Committee Financial Expert”. The Audit Committee is required to meet at least four times a year. Our Audit Committee charter grants the Audit Committee the authority to conduct any investigation which it deems appropriate to fulfill its responsibilities. It has direct access to all our books, records, facilities, and personnel, as well as our registered public accountants. It has the authority to, among other things, appoint, terminate and approve all fees to be paid to our registered public accountants, subject to the approval of the board of directors as appropriate, and to oversee the work performed by the registered public accountants. The Audit Committee also has the authority to engage special legal, accounting, or other consultants it deems necessary in the performance of its duties. Beginning on January 1, 2007, the Audit Committee also assumed the responsibilities of supervisors pursuant to the R.O.C. Securities and Exchange Law.
     The Audit Committee convened four regular meetings and four special meetings in 2006.

Compensation Committee
     Our board of directors established a Compensation Committee in June 2003 to assist our board of directors in discharging its responsibilities related to our compensation and benefit policies, plans and programs, and the evaluation and compensation of our executives.
     The Compensation Committee, by its charter, shall consist of no fewer than three members of the Board. As of March 31, 2007, five members comprised the Compensation Committee: four of whom are independent directors serving as voting members of the Compensation Committee, and the Chairman of the board of directors is a non-voting member on this committee. The current members of the Compensation Committee are Mr. Stan Shih (who is the Chairman of the Compensation Committee), Sir Peter Bonfield, Professor Lester Thurow, Ms. Carleton (Carly) S. Fiorina, and Mr. Morris Chang.
     The Compensation Committee convened four regular meetings in 2006.
Employees
     The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2004	2005	2006
Managers	1,948	2,077	2,313
Professionals	7,158	7,769	8,222
Assistant Engineers/Clericals	1,268	950	893
Technicians	9,793	10,700	10,818
Total	20,167	21,496	22,246
     The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Office	2004	2005	2006
Hsinchu Science Park, Taiwan	14,081	14,869	14,772
Southern Taiwan Science Park, Taiwan	4,298	4,543	5,035
China	561	860	1,180
United States	1,173	1,171	1,204
Europe	23	23	26
Japan	31	30	28
Korea	0	0	1
Total	20,167	21,496	22,246
     As of December 31, 2006, our total employee population was 22,246 with an educational makeup of 2.6% Ph.Ds, 27.9% masters, 19.6% university bachelors, 20.6% college degrees and 29.3% others. Among this employee population, 47.4% were at a managerial and professional level. Continuous learning is the cornerstone of our employee development strategy. In 2006, one key initiative was individual development plans for each employee, customized and tailored to their individual development needs. Employee development is further supported and enforced by a comprehensive and integrated network of resources including on-the-job training, coaching, mentoring, job rotation, on-site courses, e-learning and external learning opportunities.
     Pursuant to our articles of incorporation, our employees participate in our profits by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our net income after the deduction for prior years’ losses and contributions to legal and special reserves. Our practice in the past has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In June 2006, we distributed an aggregate bonus to our employees of NT$6,864 million, or 8% of our 2005 distributable net income, 50% of which was distributed in cash and 50% of which was distributed in the form of common shares. The number of common shares issued as profit sharing is calculated by valuing the common shares at their par value, or NT$10, rather than their market value.

     In June 2002, we adopted the 2002 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 100 million common shares (approximately 0.5% of our total then outstanding common shares). These options will vest between two and four years after the date of grant, with 50% of the option granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2002 Employee Stock Option Plan, a total of 48,137,264 options were granted, of which 2,716,329 options were originally granted to certain of our officers as a result of their voluntary election to exchange part of their profit sharing for stock options. The remaining balance of options under the 2002 Employee Stock Option Plan expired on June 25, 2003. As of December 31, 2006, 34,496,148 options were outstanding under the 2002 Employee Stock Option Plan.
     In September 2003, we adopted the 2003 Employee Stock Option Plan that authorizes the grant of the options exercisable for up to 120 million common shares (approximately 0.6% of our total then outstanding common shares) in one or more tranches before October 29, 2004, when the 2003 Employee Stock Option Plan expired. These options will vest between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2003 Employee Stock Option Plan, a total of 12,055,735 options have been granted. The remaining balance under the 2003 Employee Stock Option Plan expired on October 29, 2004. As of December 31, 2006, 8,618,256 options were outstanding under the 2003 Employee Stock Option Plan.
     In November 2004, we adopted the 2004 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 11 million common shares (approximately 0.05% of our total then outstanding common shares) in one or more tranches before January 6, 2006, when the 2004 Employee Stock Option Plan expired. These options will vest between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2004 Employee Stock Option Plan, a total of 10,374,550 options have been granted. The remaining balance under the 2004 Employee Stock Option Plan expired on January 6, 2006. As of December 31, 2006, 9,699,414 options were outstanding under the 2004 Employee Stock Option Plan.
     The table below sets forth the name of our current officers to whom options were granted on March 7, 2003 and the number of our common shares issuable upon exercise of these options as December 31, 2006. The stock options granted to our officers under the 2002 Employee Stock Option Plan all have an adjusted exercise price of NT$27.6 and all will expire on March 6, 2013 if not previously exercised. The numbers of the common shares underlying the stock options and the exercise prices were adjusted for the cash and stock dividends distributed in 2004, 2005 and 2006, according to the terms of the 2002 Employee Stock Option Plan.

	Common Shares Issuable under
	2002 Employee Stock
	Option Plan (December 31,	2003 Employee Stock	2004 Employee Stock
Name	2006 vesting)	Option Plan	Option Plan
Morris Chang	787,986	—	—
Rick Tsai	787,986	—	—
Mark Liu	787,986	—	—
Steve Tso	399,809	—	—
Kenneth Kin	382,431	—	—
C.C. Wei	263,967	—	—
Richard Thurston	83,619	—	—
Jack Sun	121,778	—	—
     In order to attract qualified senior management, we maintain a sign-on bonus plan, under which selected newly hired senior employees, upon approval by our senior management, may be granted cash or, in exceptional circumstances, a specific number of our common shares, as a hiring bonus with the general condition of staying in our employment for at least two years. In the exceptional case of a sign-on bonus in the form of common shares, 50% of the common shares subject to such sign-on bonus will generally be distributed to such employees in the first year of employment. The remaining 50% of the hiring bonus shares are generally distributed to such employees on the second anniversary of the date of commencement of the employment with us. In 2006, a total of 340,000 shares, representing 0.0013% of the total of our common shares outstanding as of December 31, 2006, were distributed under our sign-on bonus plan.
     Our employees are not covered by any collective bargaining agreements. We consider our relationship with our employees to be good.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The following table sets forth certain information as of February 28, 2007 with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

		Percentage of Total
	Number of Common	Outstanding Common
Names of Shareholders	Shares Owned	Shares
Philips	4,187,989,024	16.21%
National Development Fund(1)	1,629,084,227	6.31%
Capital Research and Management Company(2)	2,262,904,040	8.76%
Directors and executive officers as a group(3)	240,614,256	0.94%

(1)	Excludes any common shares that may be owned by other funds controlled by the R.O.C. government. The National Development Fund was previously named Development Fund.

(2)	According to the Schedule 13G of Capital Research and Management Corporation (“CRMC”) filed with the Securities and Exchange Commission on February 12, 2007, CRMC beneficially owned 2,262,904,040 common shares as of February 6, 2007. According to this Schedule 13G, CRMC is an investment adviser registered under the Investment Advisers Act of 1940. We do not have further information with respect to CRMC’s ownership in us subsequent to CRMC’s Schedule 13G filed on February 12, 2007.

(3)	Excludes ownership of Philips and the National Development Fund.
     Of our eight directors, one is a representative of the National Development Fund. Following the resignation of Mr. Lobbezoo on March 9, 2007, Philips no longer has any representative on our board of directors, Philips and the National Development Fund could each be deemed under the U.S. securities laws to be a controlling shareholder.
     In July 2003, the National Development Fund sold 86,457,200 ADSs, representing 432,286,000 common shares, in August 2005, the National Development Fund sold an additional 41,091,000 ADSs, representing 205,455,000 common shares, and in September 2005, the National Development Fund sold an additional 3,081,500 ADSs, representing 15,407,500 common shares. In November 2003, Philips sold 100,000,000 ADSs, representing 500,000,000 common shares. In October 2003, Philips announced its intention to gradually and orderly reduce its equity interest in us and reiterated this intention in May 2005. In August 2005, Philips sold 105,602,000 ADSs, representing 528,010,000 common shares, and in September 2005, Philips sold an additional 7,919,000 ADSs, representing 39,595,000 common shares. Further, on March 9, 2007, we and Philips jointly announced a multi-phased plan to facilitate an orderly exit by Philips from its current shareholding in us. Specifically, the announced plan contemplates that Philips will divest its current shareholding in us through one or more block trades on the Taiwan Stock Exchange, a public offering of our common shares in the form of ADSs, and through participation in share buy-backs conducted by us in the period beginning in 2007 and ending in 2010. The plan’s initial step occurred on March 12, 2007, when Philips sold approximately US$1.75 billion worth of our common shares over the Taiwan Stock Exchange through block trades to a few institutional investors in Taiwan. As a result of such disposition, Philips owned 12.8% of our outstanding equity securities as of March 12, 2007. Further, the plan’s contemplated second step is a sale in 2007, subject to TSMC’s board approval, receipt of all regulatory approvals and market conditions, by Philips in a public offering registered with the U.S. Securities and Exchange Commission of up to approximately US$2.50 billion worth of our common shares in the form of ADSs. It is the intention of TSMC and Philips that no further ADS offerings will be conducted in respect of Philips’ shareholding in TSMC. In addition, under the plan’s third step, we currently contemplate to conduct in 2007, subject to the approval by our board of directors, a tender offer to repurchase, and subsequently cancel, up to approximately US$1.50 billion worth of our common shares and we currently understand that Philips intends to participate and sell its shares to us in such share repurchase. Lastly, the plan’s fourth step calls for us to conduct, subject to us maintaining our current annual cash dividend per share, additional share repurchase and cancellation programs between 2008 and 2010, in which Philips has informed us that it intends to tender its remaining common shares held in us at such time. For further details about the above disposition plan, please refer to “Item 3. Key Information – Risk Factors – Risks relating to Ownership of ADSs – The value of your investment may be reduced by possible future sales of common shares or ADSs by us or our shareholders”. While we hope to continue to work with Philips to implement the above plan to facilitate the contemplated disposals by Philips of its equity interests in us in a way that minimizes, to the extent possible, any adverse impact on us and the market price of our ADSs and common shares, there is no written agreement between us and Philips in respect of the above plan and no assurances can be given as to the timing and potential impact of the implementation of such plan or any other method of disposal by Philips.
     As of February 28, 2007, a total of 25,832,119,918 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through a brokerage account in the R.O.C. As of February 28, 2007, 4,448,702,206 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of February 28, 2007, 889,740,439 ADSs, representing 4,448,702,206 common shares, were held of record by Cede & Co. and 284 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.
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
Related Party Transactions
     Industrial Technology Research Institute
     ITRI is a government-sponsored organization in the R.O.C. engaging in applied research to accelerate industrial technology development and promote industrial growth. ITRI has, and will continue to have, contractual relationships with us. As of October 15, 2006, ITRI ceased to be one of our related parties. Our principal relationships with ITRI in the period from January 1, 2004 until December 31, 2006 include the following:
•	A technical cooperation agreement signed in 1987 between ITRI and TSMC whereby ITRI granted TSMC the license to use its metal-oxide-semiconductor technology and related patents and copyrights to manufacture silicon MOS wafers and agreed to provide certain associated assets and relevant technical assistance and information to us, in exchange for a limited license from us for certain improvements and refinements related to earlier research and development protects. The agreement also provides that the R.O.C. Ministry of Economic Affairs, or the entity designated by the R.O.C. Ministry of Economic Affairs, has an option to purchase up to 35% of certain of our capacity as agreed in the agreement on favorable terms and conditions, provided that the exercise of such option would not prejudice TSMC’s outstanding customer commitments. The original term of this agreement was for five years beginning January 1, 1987, is to be automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992, 1997, 2002, and on January 1, 2007.

•	A patent license agreement dated September 29, 2005 exists between ITRI and TSMC whereby ITRI grants TSMC the exclusive license to use certain patents in connection with semiconductor technology in exchange for a fixed royalty payment. The term of this agreement is from the effectiveness of the agreement to the end of the patent term for each of the patents concerned.

•	From time to time, we provide foundry services to ITRI. In 2005 and 2006, we had total sales to ITRI of NT$90 million and NT$42 million (US$1.3 million), respectively, representing less than 1% of our net sales in each year.

     Koninklijke Philips Electronics N.V. and its Affiliates (“Philips”)
     As of February 28, 2007, Philips, owned 16.21% of our outstanding equity securities. Set forth below is a description of our contractual and other business relationships with Philips for the period beginning from January 1, 2004 until the filing of this annual report:
•	On December 31, 1986, we entered into a technology cooperation agreement with Philips pursuant to which Philips initially had provided us with certain process and technical information for the production of unencapsulated MOS integrated circuits in wafer form. This agreement was amended on May 12, 1997 and extended for ten years. The agreement was further modified on June 20, 2004 and extended to December 31, 2008 (the “Technology Cooperation Agreement”). Under the June 20, 2004 amendments, which took retroactive effect on January 1, 2004, we agreed with Philips to cross license certain patents to each other on a non-exclusive, royalty-free basis. In addition, Philips obtained coverage for TSMC under certain of its patent cross licensing arrangements with other companies (as identified in the agreement) and TSMC has been paying the agreed upon consideration. The Technology Cooperation Agreement will not be automatically renewed upon expiration; however, the patent cross license arrangement between TSMC and Philips will survive the expiration of Technical Cooperation Agreement.

•	In 2004, 2005 and 2006, we had total sales to Philips and its affiliates of NT$5,464 million, NT$3,299 million and NT$4,025 million (US$124 million), representing 2.1%, 1.2% and 1.3% of total net sales in 2004, 2005 and 2006, respectively. Subsequent to the sale by Philips in September 2006 of an 80.1% equity interest in Philips Semiconductors to a consortium of private equity investors, Philips Semiconductors was renamed as NXP and ceased to be a related party of us.

•	In March 30, 1999, we entered into an agreement with Philips, and EDB Investment Pte. Ltd. to found a joint venture to build the SSMC fab in Singapore (the “SSMC Shareholders Agreement”). See “Item 4. Information on the Company — Our History and Structure — Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”)” for a discussion of our agreement with Philips (and its successor-in-interest, NXP) and EDB Investment to build our SSMC fab and “— Systems on Silicon Manufacturing Company Pte. Ltd.” below for a detailed discussion of the contract terms we entered into with SSMC.

•	Effective January 1, 2006, we entered into a Joint Technology Cooperation Agreement with Philips, Freescale Semiconductor, Inc. and ST Microelectronics to jointly develop 45-nanometers and beyond advanced CMOS Logic and e-DRAM technologies. We will contribute process technologies and share a portion of the costs associated with this joint development project. This agreement will expire on December 31, 2008.

•	On September 25, 2006, in connection with the sale by Philips in September 2006 of an 80.1% equity interest in Philips Semiconductors, its semiconductor subsidiary, to a consortium of private equity investors, we, Philips and Philips Semiconductors, which was subsequently renamed as NXP, entered into the TSMC-Royal Philips-PSI Agreement, an assumption and assignment agreement (the “Assignment and Assumption Agreement”). Pursuant to the Assignment and Assumption Agreement, Philips assigned to NXP all of its rights, and NXP assumed all of Philips’ obligations, under specified agreements, including, among other things, the Technology Cooperation Agreement and the SSMC Shareholders Agreement.
     Vanguard International Semiconductor Corporation
     In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established Vanguard, then an integrated DRAM manufacturer. Vanguard commenced volume commercial production in 1995 and listed its shares on the GreTai Securities Market in March 1999. As of February 28, 2007, we owned 26.8% of Vanguard.
     On April 1, 2004, we entered into an agreement with Vanguard. During the two-year term of this agreement, Vanguard is obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity of 32,000 wafers per month, and TSMC is required to use its best commercial efforts to maintain utilization of such reserved capacity within a specified range of wafers per month. Pursuant to its terms, upon expiration of the initial two-year term, this agreement is to be automatically renewed for additional one year periods unless earlier terminated by the parties. Accordingly, this agreement was automatically extended to March 31, 2007. We pay Vanguard at a fixed discount to the actual selling price as mutually agreed between the parties in respect of each purchase order. We also agreed to license Vanguard certain of our process technologies and transfer certain technical know-how and information. TSMC receives from Vanguard certain royalty payments for granting such licenses. In 2004, 2005 and 2006, we had total purchases of NT$9,170 million, NT$4,142 million and NT$3,920 million (US$120 million) from Vanguard, representing 6.5%, 2.8% and 2.4% of our total cost of sales, respectively.
     Systems on Silicon Manufacturing Company Pte. Ltd.
     SSMC is a joint venture in Singapore that we established with Philips and EDB Investment Pte. Ltd. for the purpose of producing integrated circuits by means of advanced submicron manufacturing processes pursuant to the product design specifications provided primarily by us and Philips and, subsequent to the assignment by Philips of its rights, and NXP’s assumption of Philips’ obligations under the SSMC Shareholders Agreement pursuant to the Assignment and Assumption Agreement effective September 25, 2006, by NXP as successor-in-interest of Philips. SSMC’s business is limited to manufacturing wafers for us, our subsidiaries, NXP and NXP’s subsidiaries. In November 15, 2006, we and NXP exercised our option rights under the SSMC Shareholders Agreement to purchase all of the SSMC shares owned by EDB Investment Pte. Ltd. As a result, we owned 38.8%, and NXP owned 61.2% of SSMC as of February 28, 2007. While we, together with NXP, have the right to purchase up to 100% of SSMC’s annual capacity, we and NXP are required to purchase, in the aggregate, at least 70% of SSMC’s full capacity; we, alone, are required to purchase up to 28% of the annual installed capacity.
     We entered into a technology cooperation agreement with SSMC effective March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our MOS integrated circuits wafer volume production fabs. In return, we have agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2004, 2005 and 2006, we had total purchases of NT$5,869 million, NT$5,730 million and NT$6,821 million (US$209 million) from SSMC, representing 4.2%, 3.9% and 4.2% of our total cost of sales, respectively.
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
     In December 2003, we commenced legal action in several forums against SMIC and certain of its subsidiaries for several causes of action including but not limited to patent infringement and trade secret misappropriation. The dispute with SMIC was settled under a settlement agreement entered into in January 2005 and pursuant to which SMIC is paying us US$175 million in installments over six years. Under its terms, we agreed not to sue SMIC for itemized acts of alleged trade secret misappropriation except in the event of breach. In addition, we and SMIC agreed to cross license each other’s patent portfolio through December 2010. The settlement agreement also provided for the dismissal without prejudice of all pending legal actions between the two companies, including matters pending in the U.S. District Court for the Northern District of California, Superior Court of California for Alameda County, the U.S. International Trade Commission and Hsinchu District Court in Taiwan. The settlement does not grant a license to SMIC to use any of our trade secrets nor does it result in TSMC transferring any technology or providing any technical assistance to SMIC. In August 2006, we filed a lawsuit against SMIC in the Superior Court of California for Alameda County for breach of the aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against us in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against us in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. The matters are pending in both courts. The specific outcome of the litigation matters cannot be determined at this time.
     Other than the matters described above, we were not involved in any other material litigation in 2006 and are not currently involved in any material litigation.
Dividends and Dividend Policy
     The following table sets forth the stock dividends per share paid during each of the years indicated in respect of common shares outstanding on the record date applicable to the payment of those dividends. During the period from 1995 to 2003, we did not pay any cash dividends. We paid a portion of the dividend in 2004, 2005 and in 2006 in cash in the amounts of NT$12,159,971,390, NT$46,504,096,864 and NT$61,825,061,618 (US$1,897,056,202), respectively.

	Cash Dividends	Stock dividends	Total shares issued	Outstanding common
	Per Share	Per 100 shares	as stock dividends	shares at year end
	NT$
2002	—	10.0	1,683,255,306	18,622,886,745
2003	—	8.0	1,489,830,940	20,266,618,984
2004	0.6037	14.08668	2,837,326,658	23,251,963,693
2005	1.9998	4.99971	1,162,602,422	24,730,024,647
2006	2.4991	2.99903 (1)	741,900,740 (1)	25,829,687,846

(1).	50% of the stock dividends were paid out of retained earnings and 50% were from capitalization of capital surplus.
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
     Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to any subsequent transfer of the common shares. Payment of dividends (including in cash and in common shares) in respect of the prior year is made following approval by our shareholders at the annual general meeting of shareholders. Distribution of stock dividends is subject to approval by the R.O.C. Financial Supervisory Commission.
     Except in limited circumstances, under the R.O.C. Company Law, we are not permitted to distribute dividends or make other distributions to shareholders in respect of any year in which we have no current or retained earnings (excluding reserves). The R.O.C. Company Law also requires that 10% of annual net income (less prior years’ losses and outstanding taxes) be set aside as legal reserves until the accumulated legal reserves equal our paid-in capital. Our articles of incorporation provide that at least one percent of annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) be distributed as a bonus to employees and that not more than 0.3 percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as a bonus to directors and supervisors. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses.
     Holders of ADRs evidencing ADSs are entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as the holders of common shares. Cash dividends will be paid to the depositary in NT dollars and, after deduction of any applicable R.O.C. taxes and except as otherwise provided in the deposit agreement, will be converted by the depositary into U.S. dollars and paid to holders. Stock dividends will be distributed to the depositary and, except as otherwise provided in the deposit agreement, will be distributed to holders by the depositary in the form of additional ADSs.
     For information relating to R.O.C. withholding taxes payable on cash and stock dividends, see “Item 10. Additional Information — Taxation — R.O.C. Taxation — Dividends”.
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

	Taiwan Stock Exchange
			Average daily	New York Stock Exchange(1)
	Closing price per		Trading volume			Average daily
	common share(2)		(in thousands of	Closing price per ADS(2)		Trading volume (in
	High	Low	shares)(2)	High	Low	thousands of ADSs)(2)
	(NT$)	(NT$)		(US$)	(US$)
2002	60.79	24.42	67,213	13.31	3.77	7,957
2003	52.96	27.57	57,614	9.85	4.52	9,026
2004	50.74	34.98	57,181	8.86	5.79	7,635
2005	59.43	40.03	54,111	9.47	6.70	8,164
First Quarter	47.04	40.03	50,736	8.23	6.70	7,008
Second Quarter	53.20	42.42	46,780	8.85	7.04	6,348
Third Quarter	53.11	47.44	42,826	8.82	7.32	9,869
Fourth Quarter	59.43	45.76	75,443	9.47	7.17	9,394
2006	67.90	51.99	41,988	11.18	7.94	9,663
First Quarter	63.34	54.88	44,165	10.26	9.21	10,853
Second Quarter	65.01	51.99	49,122	10.57	7.95	9,465
Third Quarter	60.90	52.90	36,915	9.92	8.00	9,303
Fourth Quarter	67.90	58.50	38,130	11.18	9.46	10,224
October	65.00	58.50	39,989	10.33	9.46	10,506
November	65.50	60.00	40,666	10.75	9.46	10,645
December	67.90	64.10	33,702	11.18	10.57	9,473
2007
First Quarter	71.20	63.30	66,665	11.55	10.11	12,649
January	71.20	64.20	56,676	11.49	10.62	15,420
February	69.30	65.80	49,671	11.55	10.68	9,723
March	70.20	63.30	85,087	11.55	10.11	12,658
April (through April 16, 2007)	69.30	67.50	29,800	10.97	10.70	10,518

(1)	Trading in ADSs commenced on October 8, 1997 on the New York Stock Exchange. Each ADS represents the right to receive five common shares.

(2)	As adjusted for a 10% stock dividend in July 2002, a 8% stock dividend in July 2003, a 14.08668% stock dividend in July 2004, a 4.99971% stock dividend in July 2005 and a 2.99903% stock dividend in July 2006.
     As of February 28, 2007, Chi Cherng Investment Co., Ltd. and Hsin Ruey Investment Co., Ltd., two of our indirect wholly-owned subsidiaries, owned 16,947,271 and 16,979,038 of our common shares, respectively, representing approximately 0.07% and 0.07% of our outstanding common shares, respectively.

ITEM 10. ADDITIONAL INFORMATION
Description of Common Shares
     We are organized under the laws of the R.O.C. Set forth below is a description of our common shares, including summaries of the material provisions of our articles of incorporation, the R.O.C. Company Law, the R.O.C. Securities and Exchange Law and the regulations promulgated thereunder.
     General
     Our authorized share capital is NT$270,500,000,000, divided into 27,050,000,000 common shares of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,829,687,846 common shares were issued and outstanding and in registered form as of December 31, 2006.
     The R.O.C. Company Law, the R.O.C. Act for Establishment and Administration of Science Parks and the R.O.C. Securities and Exchange Law provide that any change in the issued share capital of a public company, such as us, requires the approval of its board of directors, an amendment to its articles of incorporation (if such change also involves a change in the authorized share capital) and the approval of, or the registration with, the R.O.C. Financial Supervisory Commission and the Ministry of Economic Affairs or the Science Park Administration (as applicable).
     There are no provisions under either R.O.C. law or the deposit agreement under which holders of ADSs would be required to forfeit the common shares represented by ADSs.
     Dividends and Distributions
     A R.O.C. company is generally not permitted to distribute dividends or to make any other distributions to shareholders in respect of any year for which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside in a legal reserve, until such time as its legal reserve equals its paid-in capital, 10% of its net income for that fiscal year (less any past losses), and may set aside a special reserve. Our articles of incorporation provide that at least one percent of the net distributable income for that fiscal year be distributed as a bonus to employees and that not more than 0.3 percent of the net distributable income for that fiscal year may be distributed as a bonus to directors and supervisors. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses. Prior to 2004, it has been our practice in each of the past years to pay all of employee bonuses in the form of stock. In 2004, we paid 20% of the bonus in the form of cash, and in 2005 and 2006, we paid 50% of the bonus in the form of cash. The number of common shares issued as a bonus is obtained by dividing the cash value of the stock portion of the bonus by the par value of the common shares, i.e., NT$10 per share. Because the market value of our common shares has generally been well in excess of par value, the market value of a stock bonus has also been in excess of the amount the employee would have received if the bonus had been paid exclusively in cash. Subject to compliance with these requirements, a company may pay dividends or make other distributions from its accumulated earnings or reserves as permitted by the R.O.C. Company Law as set forth below.
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
     In addition to permitting dividends to be paid out of earnings or retained earnings, the R.O.C. Company Law permits us to make distributions to our shareholders of additional common shares by capitalizing reserves (including the legal reserve and some other reserves). However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve and this capitalization can only be effected when the accumulated legal reserve exceeds 50% of our paid-in capital.

     For information as to R.O.C. taxes on dividends and distributions, see “— Taxation — R.O.C. Taxation”.
     Preemptive Rights and Issues of Additional Common Shares
     Under the R.O.C. Company Law, when a public company such as us issues new shares of common stock for cash, 10% to 15% of the issue must be offered to its employees. The remaining new shares must be offered to existing shareholders in a preemptive rights offering, subject to a requirement under the R.O.C. Securities and Exchange Law that at least 10% of these issuances must be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, thereby limiting or waiving the preemptive rights of existing shareholders. The preemptive rights provisions do not apply to:
•	offerings by shareholders of outstanding shares; and

•	offerings of new shares through a private placement approved at a shareholders’ meeting.
     Authorized but unissued shares of any class may be issued at such times and, subject to the above mentioned provisions of the R.O.C. Company Law and the R.O.C. Securities and Exchange Law, upon such terms as the board of directors may determine. The shares with respect to which preemptive rights have been waived may be freely offered, subject to compliance with applicable R.O.C. law.
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
     Voting Rights
     A holder of common shares has one vote for each common share. Except as otherwise provided by law, a resolution may be adopted by the holders of a simple majority of the total issued and outstanding common shares represented at a shareholders’ meeting at which a majority of the holders of the total issued and outstanding common shares are present. The election of directors and supervisors at a shareholders’ meeting is by cumulative voting, except as otherwise prescribed by the articles of incorporation. Ballots for the election of directors are cast separately from those for the election of supervisors. Both are nominated by our board of directors or shareholders on or prior to the shareholders’ meeting at which ballots for these elections are cast. Moreover, as authorized under the R.O.C. Company Law, we have adopted a nomination procedure for election of our independent directors in our newly amended articles of incorporation. According to our articles of incorporation, ballots for the election of directors and independent directors are cast separately.
     The R.O.C. Company Law also provides that in order to approve certain major corporate actions, including (i) any amendment to the articles of incorporation (which is required for, among other actions, any increase in authorized share capital), (ii) the dissolution or amalgamation of a company or the transfer of the whole or an important part of its business or its properties or the taking over of the whole of the business or properties of any other company which would have a significant impact on the acquiring company’s operations or (iii) the distribution of any stock dividend, a meeting of the shareholders must be convened with a quorum of holders of at least two-thirds of all issued and outstanding shares of common stock at which the holders of at least a majority of the common stock represented at the meeting vote in favor thereof. However, in the case of a publicly held company such as us, such a resolution may be adopted by the holders of at least two-thirds of the shares of common stock represented at a meeting of shareholders at which holders of at least a majority of the issued and outstanding shares of common stock are present.
     A shareholder may be represented at a shareholders’ meeting by proxy. A valid proxy must be delivered to us at least five days prior to the commencement of the shareholders’ meeting.

     Holders of ADSs will not have the right to exercise voting rights with respect to the common shares represented thereby, except as described in “— Voting of Deposited Securities”.
     Other Rights of Shareholders
     Under the R.O.C. Company Law, dissenting shareholders are entitled to appraisal rights in the event of amalgamation, spin-off or certain other major corporate actions. A dissenting shareholder may request us to redeem all of the shares owned by that shareholder at a fair price to be determined by mutual agreement or a court order if agreement cannot be reached. A shareholder may exercise these appraisal rights by serving written notice on us prior to the related shareholders’ meeting and/or by raising an objection at the shareholders’ meeting. In addition to appraisal rights, any shareholder has the right to sue for the annulment of any resolution adopted at a shareholders’ meeting where the procedures were legally defective within thirty days after the date of such shareholders’ meeting. One or more shareholders who have held more than three percent of the issued and outstanding shares for over a year may require a supervisor to bring a derivative action against a director for that director’s liability to us as a result of that director’s unlawful actions or failure to act. In addition, one or more shareholders who have held more than three percent of our issued and outstanding shares for over a year may require the board of directors to convene a special shareholders’ meeting by sending a written request to the board of directors.
     The R.O.C. Company Law has been amended to allow shareholder(s) holding 1% or more of the total issued shares of a company to, during the period of time prescribed by the company, submit one proposal in writing containing no more than three hundred words (Chinese characters) for discussion at the general meeting of shareholders. In addition, if a company adopts a nomination procedure for election of directors or supervisors in its articles of incorporation, shareholders representing 1% or more of the total issued shares of such company may submit a candidate list in writing to the company along with relevant information and supporting documents.
     Register of Shareholders and Record Dates
     Our share registrar, Chinatrust Commercial Bank, maintains the register of our shareholders at its office in Taipei, Taiwan, and enters transfers of the common shares in the register upon presentation of, among other documents, the certificates in respect of the common shares transferred. Under the R.O.C. Company Law, the transfer of common shares in registered form is effected by endorsement of the transferor’s and transferee’s seals on the share certificates and delivery of the related share certificates. In order to assert shareholders’ rights against us, however, the transferee must have his name and address registered on the register of shareholders. Shareholders are required to file their respective specimen signatures or seals with us. The settlement of trading in the common shares is normally carried out on the book-entry system maintained by the Taiwan Depository & Clearing Corporation.
     The R.O.C. Company Law permits us to set a record date and close the register of shareholders for a specified period in order for us to determine the shareholders or pledgees that are entitled to certain rights pertaining to common shares by giving advance public notice. Under the R.O.C. Company Law, our register of shareholders should be closed for a period of sixty days, thirty days and five days immediately before each general meeting of shareholders, special meeting of shareholders and record date, respectively.
     Annual Financial Statements
     Under the R.O.C. Company Law, ten days before the general meeting of shareholders, our annual financial statements must be available at our principal office in Hsinchu for inspection by the shareholders.
     Acquisition of Common Shares by Us
     With minor exceptions, we may not acquire our common shares under the R.O.C. Company Law. However, under the R.O.C. Securities and Exchange Law, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase our common shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the R.O.C. Financial Supervisory Commission, for the following purposes: (i) to transfer shares to our employees; (ii) to satisfy our obligations to provide our common shares upon exercise or conversion of any warrants, convertible bonds or convertible preferred shares; and (iii) if necessary, to maintain our credit and our shareholders’ equity (such as for the purpose of supporting the trading price of our common shares during market dislocations), provided that the common shares so purchased shall be cancelled thereafter.
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
     In addition, effective from November 14, 2001 under the revised R.O.C. Company Law, our subsidiaries may not acquire our shares. This restriction does not, however, affect any of our shares acquired by our subsidiaries prior to November 14, 2001.
     Liquidation Rights
     In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions to holders of preferred shares, if any, will be distributed pro rata to our shareholders in accordance with the R.O.C. Company Law.
     Transaction Restrictions
     The R.O.C. Securities and Exchange Law (i) requires each director, supervisor, manager or shareholder holding more than ten percent of the shares of a public company to report the amount of that person’s shareholding to that company and (ii) limits the number of shares that can be sold or transferred on the Taiwan Stock Exchange or on the GreTai Securities Market by that person per day.
Material Contracts
     We are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of our business. Please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” for a summary of contracts with certain of our related parties.
Foreign Investment in the R.O.C.
     Historically, foreign investment in the R.O.C. securities market has been restricted. Since 1983, the R.O.C. government has periodically enacted legislation and adopted regulations to permit foreign investment in the R.O.C. securities market.
     On September 30, 2003, the Executive Yuan approved an amendment to Regulations Governing Investment in Securities by Overseas Chinese and Foreign National, or the Regulations, which took effect on October 2, 2003. According to the Regulations, the R.O.C. Financial Supervisory Commission abolished the mechanism of the so-called “qualified foreign institutional investors” and “general foreign investors” as stipulated in the Regulations before the amendment.
     Under the Regulations, foreign investors are classified as either “onshore foreign investors” or “offshore foreign investors” according to their respective geographical location. Both onshore and offshore foreign investors are allowed to invest in R.O.C. securities after they register with the Taiwan Stock Exchange. The Regulations further classify foreign investors into foreign institutional investors and foreign individual investors. “Foreign institutional investors” refer to those investors incorporated and registered in accordance with foreign laws outside of the R.O.C. (i.e., offshore foreign institutional investors) or their branches set up and recognized within the R.O.C. (i.e., onshore foreign institutional investors). Offshore overseas Chinese and foreign individual investors are subject to a maximum investment ceiling that will be separately determined by the R.O.C. Financial Supervisory Commission after consultation with the Central Bank of the Republic of China (Taiwan). On the other hand, foreign institutional investors are not subject to any ceiling for investment in the R.O.C. securities market.
     Except for certain specified industries, such as telecommunications, investments in R.O.C.-listed companies by foreign investors are not subject to individual or aggregate foreign ownership limits. Custodians for foreign investors are required to submit to the Central Bank of the Republic of China (Taiwan) and the Taiwan Stock Exchange a monthly report of trading activities and status of assets under custody and other matters. Capital remitted to the R.O.C. under these guidelines may be remitted out of the R.O.C. at any time after the date the capital is remitted to the R.O.C. Capital gains and income on investments may be remitted out of the R.O.C. at any time.
     Foreign investors (other than foreign investors who have registered with the Taiwan Stock Exchange for making investments in the R.O.C. securities market) who wish to make direct investments in the shares of R.O.C. companies are required to submit a foreign investment approval application to the Investment Commission of the R.O.C. Ministry of Economic Affairs or other applicable government authority. The Investment Commission or such other government authority reviews each foreign investment approval application and approves or disapproves each application after consultation with other governmental agencies (such as the Central Bank of the Republic of China (Taiwan) and the R.O.C. Financial Supervisory Commission).
     Under current R.O.C. law, any non-R.O.C. person possessing a foreign investment approval may repatriate annual net profits, interest and cash dividends attributable to the approved investment. Stock dividends attributable to this investment, investment capital and capital gains attributable to this investment may be repatriated by the non-R.O.C. person possessing a foreign investment approval after approvals of the Investment Commission or other government authorities have been obtained.
     In addition to the general restriction against direct investment by non-R.O.C. persons in securities of R.O.C. companies, non-R.O.C. persons (except in certain limited cases) are currently prohibited from investing in certain industries in the R.O.C. pursuant to a “negative list”, as amended by the Executive Yuan. The prohibition on foreign investment in the prohibited industries specified in the negative list is absolute in the absence of a specific exemption from the application of the negative list. Pursuant to the negative list, certain other industries are restricted so that non-R.O.C. persons (except in limited cases) may invest in these industries only up to a specified level and with the specific approval of the relevant competent authority that is responsible for enforcing the relevant legislation that the negative list is intended to implement.
     Depositary Receipts. In April 1992, the R.O.C. Financial Supervisory Commission enacted regulations permitting R.O.C. companies with securities listed on the Taiwan Stock Exchange, with the prior approval of the R.O.C. Financial Supervisory Commission, to sponsor the issuance and sale to foreign investors of depositary receipts. Depositary receipts represent deposited shares of R.O.C. companies. In December 1994, the R.O.C. Financial Supervisory Commission allowed companies whose shares are traded on the R.O.C. GreTai Securities Market or listed on the Taiwan Stock Exchange, upon approval of the R.O.C. Financial Supervisory Commission, to sponsor the issuance and sale of depositary receipts.
     A holder of depositary receipts (other than citizens of the PRC and entities organized under the laws of the PRC) may request the depositary to either cause the underlying shares to be sold in the R.O.C. and to distribute the sale proceeds to the holder or to withdraw from the depositary receipt facility the shares represented by the depositary receipts to the extent permitted under the deposit agreement (for depositary receipts representing existing shares, immediately after the issuance of the depositary receipts; and for depositary receipts representing new shares, in practice four to seven business days after the issuance of the depositary receipts) and transfer the shares to the holder.
     We, or the foreign depositary bank, may not increase the number of depositary receipts by depositing shares in a depositary receipt facility or issuing additional depositary receipts against these deposits without specific R.O.C. Financial Supervisory Commission approval, except in limited circumstances. These circumstances include issuances of additional depositary receipts in connection with:
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
     However, the total number of deposited shares outstanding after an issuance under the circumstances described in the third clause above may not exceed the number of deposited shares previously approved by the R.O.C. Financial Supervisory Commission plus any depositary receipts created under the circumstances described in the first two clauses above. Issuances of additional depositary receipts under the circumstances described in the third clause above will be permitted to the extent that previously issued depositary receipts have been canceled and the underlying shares have been withdrawn from the depositary receipt facility.
     Under current R.O.C. law, a non-R.O.C. holder of ADSs who withdraws and holds the underlying shares must register with the Taiwan Stock Exchange and appoint an eligible local agent to:
•	open a securities trading account with a local securities brokerage firm;

•	remit funds; and

•	exercise rights on securities and perform other matters as may be designated by the holder.
     Under existing R.O.C. laws and regulations, without this account, holders of ADSs that withdraw and hold the common shares represented by the ADSs would not be able to hold or subsequently transfer the common shares, whether on the Taiwan Stock Exchange or otherwise. In addition, a withdrawing non-R.O.C. holder must appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting of information.
     Holders of ADSs who are non-R.O.C. persons withdrawing common shares represented by ADSs are required under current R.O.C. law and regulations to appoint an agent in the R.O.C. for filing tax returns and making tax payments. This agent, a “tax guarantor”, must meet certain qualifications set by the R.O.C. Ministry of Finance and, upon appointment, becomes a guarantor of the withdrawing holder’s R.O.C. tax payment obligations. In addition, under current R.O.C. law, repatriation of profits by a non-R.O.C. withdrawing holder is subject to the submission of evidence of the appointment of a tax guarantor to, and approval thereof by, the tax authority, or submission of tax clearance certificates or submission of evidencing documents issued by such agent (so long as the capital gains from securities transactions are exempt from R.O.C. income tax). As required by the Central Bank of the Republic of China (Taiwan), if repatriation by a holder is based on a tax clearance certificate, the aggregate amount of the cash dividends or interest on bank deposits converted into foreign currencies to be repatriated by the holder shall not exceed the amount of:
•	the net payment indicated on the withholding tax voucher issued by the tax authority;

•	the net investment gains as indicated on the holder’s certificate of tax payment; or

•	the aggregate transfer price as indicated on the income tax return for transfer of tax-deferred dividend shares, whichever is applicable.
     Under existing R.O.C. laws and regulations relating to foreign exchange control, a depositary may, without obtaining further approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the R.O.C., convert NT dollars into other currencies, including U.S. dollars, in respect of the following: proceeds of the sale of shares represented by depositary receipts, proceeds of the sale of shares received as stock dividends and deposited into the depositary receipt facility and any cash dividends or cash distributions received. In addition, a depositary, also without any of these approvals, may convert inward remittances of payments into NT dollars for purchases of underlying shares for deposit into the depositary receipt facility against the creation of additional depositary receipts. A depositary may be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis for conversion from NT dollars into other currencies relating to the sale of subscription rights for new shares. Proceeds from the sale of any underlying shares by holders of depositary receipts withdrawn from the depositary receipt facility may be converted into other currencies without obtaining Central Bank of the Republic of China (Taiwan) approval. Proceeds from the sale of the underlying shares withdrawn from the depositary receipt facility may be used for reinvestment in the Taiwan Stock Exchange or the GreTai Securities Market, subject to registering with the Taiwan Stock Exchange.
     Direct Share Offerings
     The R.O.C. government has amended regulations to permit R.O.C. companies listed on the Taiwan Stock Exchange or GreTai Securities Market to issue shares directly (not through depositary receipt facility) overseas.
     Overseas Corporate Bonds. Since 1989, the R.O.C. Financial Supervisory Commission has approved a series of overseas bonds issued by R.O.C. companies listed on the Taiwan Stock Exchange or the GreTai Securities Market in offerings outside the R.O.C. Under current R.O.C. law, these overseas corporate bonds can be:
•	converted by bondholders, other than citizens of the PRC and entities organized under the laws of the PRC, into shares of R.O.C. companies; or

•	subject to R.O.C. Financial Supervisory Commission approval, converted into depositary receipts issued by the same R.O.C. company or by the issuing company of the exchange shares, in the case of exchangeable bonds.
     The relevant regulations also permit public issuing companies to issue corporate debt in offerings outside the R.O.C. Proceeds from the sale of the shares converted from overseas convertible bonds may be used for reinvestment in securities listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market, subject to registering with the Taiwan Stock Exchange.
Exchange Controls in the R.O.C.
     The Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle such business by the R.O.C. Financial Supervisory Commission and by the Central Bank of the Republic of China (Taiwan). Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.
     Trade aside, R.O.C. companies and resident individuals may, without foreign exchange approval, remit outside the R.O.C. foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year. In addition, R.O.C. companies and resident individuals may, without foreign exchange approval, remit into the R.O.C. foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year. Furthermore, any remittance of foreign currency into the R.O.C. by a R.O.C. company or resident individual in a year will be offset by the amount remitted out of R.O.C. by such company or individual (as applicable) within its annual quota and will not use up its annual inward remittance quota to the extent of such offset. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of the Republic of China (Taiwan).
     In addition, foreign persons may, subject to certain requirements, but without foreign exchange approval of the Central Bank of the Republic of China (Taiwan), remit outside and into the R.O.C. foreign currencies of up to US$100,000 (or its equivalent) for each remittance. The above limit applies to remittances involving a conversion of NT dollars to a foreign currency and vice versa. The above limit does not, however, apply to the conversion of NT dollars into other currencies, including U.S. dollars, in respect of the proceeds of sale of any underlying shares withdrawn from a depositary receipt facility.
Voting of Deposited Securities
     Holders may direct the exercise of voting rights with respect to the common shares represented by the ADSs only in accordance with the provisions of the deposit agreement as described below and applicable R.O.C. law. See

“Item 3. Key Information — Risk Factors — Risks Relating to Ownership of ADSs — Your voting rights as a holder of ADSs will be limited”.
     Except as described below, the holders will not be able to exercise the voting rights attaching to the common shares represented by the ADSs on an individual basis. According to the R.O.C. Company Law, a shareholder’s voting rights attached to shares in an R.O.C. company must, as to all matters subject to a vote of shareholders (other than the election of directors and supervisors), be exercised as to all shares held by such shareholder in the same manner. Accordingly, the voting rights attaching to the common shares represented by ADSs must be exercised as to all matters subject to a vote of shareholders by the depositary bank or its nominee, who represents all holders of ADSs, collectively in the same manner, except in the case of an election of directors and supervisors. Directors and supervisors are elected by cumulative voting unless our articles of incorporation stipulate otherwise.
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
     If, for any reason, the depositary bank has not by the date specified by it received instructions from persons together holding at least 51% of all the ADSs outstanding at the relevant record date to vote in the same manner in respect of any resolution specified in the agenda for the meeting (other than the election of directors or supervisors), then the holders will be deemed to have instructed the depositary bank or its nominee to authorize and appoint the voting representative as the representative of the depositary bank and the holders to attend such meeting and vote all the common shares represented by all ADSs as the voting representative deems appropriate with respect to such resolution or resolutions, which may not be in your interests; provided, however, that the depositary bank or its nominee will not give any such authorization and appointment unless it has received an opinion of R.O.C. counsel addressed to the depositary bank and in form and substance satisfactory to the depositary bank, at its sole expense, to the effect that, under R.O.C. law (i) the deposit agreement is valid, binding and enforceable against us and the holders and (ii) the depositary bank will not be deemed to be authorized to exercise any discretion when voting in accordance with the deposit agreement and will not be subject to any potential liability for losses arising from such voting. We and the depositary bank will take such actions, including amendment of the provisions of the deposit agreement relating to voting of common shares, as we deem appropriate to endeavor to provide for the exercise of voting rights attached to the common shares at shareholders’ meetings in a manner consistent with applicable R.O.C. law.
     The depositary bank will notify the voting representative of the instructions for the election of directors and supervisors received from holders and appoint the voting representative as the representative of the depositary bank and the owners to attend such meeting and vote the common shares represented by ADSs as to which the depositary bank has received instructions from holders for the election of directors and supervisors, subject to any restrictions imposed by R.O.C. law and our articles of incorporation. Holders who by the date specified by the depositary bank have not delivered instructions to the depositary bank will be deemed to have instructed the depositary bank to authorize and appoint the voting representative as the representative of the depositary bank or its nominee and the holders to attend such meeting and vote all the common shares represented by ADSs as to which the depositary bank has not received instructions from the holders for the election of directors and supervisors as the voting representative deems appropriate, which may not be in your best interests. Candidates standing for election as representatives of a shareholder may be replaced by such shareholder prior to the meeting of the shareholders, and the votes cast by the holders for such candidates shall be counted as votes for their replacements.
     By accepting and continuing to hold ADSs or any interest therein, the holders will be deemed to have agreed to the voting provisions set forth in the deposit agreement, as such provisions may be amended from time to time to comply with applicable R.O.C. law.
     There can be no assurance that the holders will receive notice of shareholders’ meetings sufficiently prior to the date established by the depositary bank for receipt of instructions to enable you to give voting instructions before the cutoff date.
     Moreover, in accordance with the deposit agreement, as further amended and restated as of November 30, 2005 and pursuant to R.O.C. Company Law, holders that individually or together with other holders hold at least 51% of the ADSs outstanding at the relevant record date are entitled to submit each year one written proposal for voting at the general meeting of shareholders; provided, that (i) such proposal is in Chinese language and does not exceed 300 Chinese characters, (ii) such proposal is submitted to the depositary bank at least two business days prior to the expiry of the relevant submission period, which shall be publicly announced by us each year in a report on Form 6-K filed with the Securities Exchange Commission prior to the commencement of the 60 days closed period for general meetings of shareholders, (iii) such proposal is accompanied by a written certificate to the depositary bank, in the form required by the depository bank, certifying that such proposal is being submitted by holders that individually or together with other holders hold at least 51% of the ADSs outstanding at the date of the submission and, if the date of the submission is on or after the relevant record date, also certifying that the holders who submitted the proposal held at least 51% of the ADSs outstanding as of the relevant record date, (iv) if the date of the submission is prior to the relevant record date, the holders who submitted the proposal must also provide, within five business days after the relevant record date, a second written certificate to the depositary bank, in the form required by the depositary bank, certifying that the holders who submitted the proposal continued to hold at least 51% of the ADSs outstanding at the relevant record date, (v) such proposal is accompanied by a joint and several irrevocable undertaking of all submitting holders to pay all fees and expenses incurred in relation to the submission (including the costs and expenses of the depositary bank or its agent to attend the general meeting of the shareholders) as such fees and expenses may be reasonably determined and documented by the depositary bank or us, and (vi) such proposal shall only be voted upon at the general meeting of shareholders if such proposal is accepted by our board of directors as eligible in accordance with applicable law for consideration at a shareholders meeting.
Taxation
R.O.C. Taxation
     The following is a general summary of the principal R.O.C. tax consequences of the ownership and disposition of ADSs representing common shares to a non-resident individual or entity. It applies only to a holder that is:
•	an individual who is not an R.O.C. citizen, who owns ADSs and who is not physically present in the R.O.C. for 183 days or more during any calendar year; or

•	a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the R.O.C. for profit-making purposes and has no fixed place of business or other permanent establishment in the R.O.C.

     Holders of ADSs are urged to consult their own tax advisors as to the particular R.O.C. tax consequences of owning the ADSs which may affect them.
     Dividends. Dividends declared by us out of our retained earnings and distributed to the holders are subject to R.O.C. withholding tax, currently at the rate of 20%, on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends. However, a 10% R.O.C. retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit of up to 10% of the gross amount of any dividends declared out of those earnings that would reduce the 20% R.O.C. tax imposed on those distributions.
     Distribution of common shares declared by us out of our capital reserves is not subject to R.O.C. withholding tax.
     Capital Gains. Under R.O.C. law, capital gains on transactions in the common shares are currently exempt from income tax. In addition, transfers of ADSs are not regarded as a sale of an R.O.C. security and, as a result, any gains on such transactions are not subject to R.O.C. income tax.
     Subscription Rights. Distributions of statutory subscription rights for common shares in compliance with R.O.C. law are not subject to any R.O.C. tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are exempted from income tax but are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory subscription rights that are not evidenced by securities are subject to capital gains tax at the rate of:
•	35% of the gains realized if you are a natural person; or

•	25% of the gains realized if you are an entity that is not a natural person.
     Subject to compliance with R.O.C. law, we, at our sole discretion, can determine whether statutory subscription rights shall be evidenced by issuance of securities.
     Securities Transaction Tax. A securities transaction tax, at the rate of 0.3% of the sales proceeds, will be withheld upon a sale of common shares in the R.O.C. Transfers of ADSs are not subject to R.O.C. securities transaction tax. Withdrawal of common shares from the deposit facility is not subject to R.O.C. securities transaction tax.
     Estate and Gift Tax. R.O.C. estate tax is payable on any property within the R.O.C. of a deceased who is an individual, and R.O.C. gift tax is payable on any property within the R.O.C. donated by an individual. Estate tax is currently payable at rates ranging from 2% of the first NT$670,000 to 50% of amounts over NT$111,320,000. Gift tax is payable at rates ranging from 4% of the first NT$670,000 to 50% of amounts over NT$50,090,000. Under R.O.C. estate and gift tax laws, common shares issued by R.O.C. companies are deemed located in the R.O.C. regardless of the location of the holder. It is unclear whether a holder of ADSs will be considered to hold common shares for this purpose.
     Tax Treaty. The R.O.C. does not have a double taxation treaty with the United States. On the other hand, the R.O.C. has double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, The Netherlands, the United Kingdom, Senegal, Sweden, Belgium and Denmark which may limit the rate of R.O.C. withholding tax on dividends paid with respect to common shares in R.O.C. companies. It is unclear whether the ADS holders will be considered to hold common shares for the purposes of these treaties. Accordingly, if the holders may otherwise be entitled to the benefits of the relevant income tax treaty, the holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.
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
     Taxation of Dividends
     Subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay in respect of your common shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) including the amount of any R.O.C. tax withheld reduced by any credit against such withholding tax on account of the 10% retained earnings tax imposed on us, is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the common shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the common shares or ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the common shares or ADSs are readily tradable on an established securities market in the United States. The dividend is taxable to you when you, in the case of common shares, or the Depositary, in the case of ADSs, receives the dividend actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the NT Dollar payments made, determined at the spot NT Dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the common shares or ADSs and thereafter as capital gain.
     Subject to generally applicable limitations and restrictions, the R.O.C. taxes withheld from dividend distributions and paid over to the R.O.C. (reduced by any credit against such withholding tax on account of the 10% retained earnings tax) will be eligible for credit against your U.S. federal income tax liabilities. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.
     Pro rata distributions of common shares by us to holders of common shares or ADSs will generally not be subject to U.S. federal income tax. Accordingly, such distributions will generally not give rise to U.S. federal income against which the R.O.C. tax imposed on such distributions may be credited. Any such R.O.C. tax will generally only be creditable against a U.S. holder’s U.S. federal income tax liability with respect to general limitation income and not against passive income or financial services income (in the case of taxable years beginning before January 1, 2007) or against passive income (in the case of taxable years beginning after December 31, 2006).
     In the event that the ex-dividend date on The New York Stock Exchange or other securities exchange or market for a dividend or distribution that gives rise to R.O.C. withholding tax is after the record date for such dividend or distribution (during which period such ADSs may trade with “due bills”), a purchaser of ADSs during the period from the record date to the ex-dividend date likely would not be entitled to a foreign tax credit for R.O.C. taxes paid in respect of such ADSs even if (i) the purchaser receives the equivalent of such dividend or distribution on the relevant distribution date, and (ii) an amount equivalent to the applicable R.O.C. withholding tax is withheld therefrom or otherwise charged to the account of such purchaser.
     Taxation of Capital Gains
     Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
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
     The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2006.

	As of December 31, 2006
	Expected Maturity Dates																As of December 31, 2005
									2011 and					Aggregate						Aggregate
	2007		2008		2009		2010		thereafter		Total			Fair Value			Total			Fair Value
Long-term debt (in millions)
US$-denominated debt
Variable rate		—	US$	4	US$	8	US$	8		—	US$	20		US$	20		US$	20		US$	20
Average interest rate		—		5.34%		5.48%		5.42%		—		5.43	%(2)		—			5.31	%(2)		—
NT$-denominated debt
Fixed rate	NT$	7,004	NT$	2	NT$	8,000		—	NT$	4,500	NT$	19,506		NT$	19,823	(1)	NT$	19,511		NT$	19,936	(1)
Average interest rate		4.37%		0.00%		2.75%		—		3.00%		3.39	%(2)		—			3.39	%(2)		—

(1)	Represents the present value of expected cash flow discounted using the interest rate TSMC may obtain for similar long-term debts.

(2)	Average interest rates under “Total” are the weighted average of the average interest rates of each year for loan outstanding.
     Foreign Currency Risk: Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. As of December 31, 2006, more than 85% of our accounts payable and payables for purchases of capital goods were denominated in currencies other than the NT dollar, primarily in U.S. dollars, Japanese yen and Euros. More than 99% of our accounts receivable and receivables from related parties were denominated in non-NT dollars, mainly in U.S. dollars. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge our currency exposure. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. In 2006, our policy was to account for the unrealized gains or losses of these contracts on a mark-to-market rate basis and to realize the gains or losses of these contracts when the contracts matured. Effective January 1, 2006, these derivative financial instruments are required under R.O.C. Statement of Financial Accounting Standards No. 34 “Financial Instruments: Recognition and Measurement” to be recognized at fair market value on the balance sheet. Please see note 25 of our consolidated financial statements for information on the net assets, liabilities and purchase commitments that have been hedged by these derivative transactions.
     The table below presents our outstanding financial derivative transactions as of December 31, 2006. These contracts all have a maturity date of not more than 12 months.

	As of December 31, 2006										As of
Forward	Expected Maturity Dates										December 31, 2005
Exchange Contracts						2011 and			Aggregate				Aggregate
(in millions)	2007		2008	2009	2010	thereafter	Total		Fair Value(1)		Total		Fair Value(1)
(Sell US$/buy NT$)
Contract amount		0	0	0	0	0	US$	0	NT$	0	US$	60	NT$	28.5

Average contractual exchange rate (against NT dollars)		0	0	0	0	0		0		0		33.2675		0
(Buy JPY/Sell US$)
Contract amount	US$	0.3	0	0	0	0	US$	0.3	NT$	(0.1)		0		0

Average contractual exchange rate (against U.S. dollars)		117.52	0	0	0	0		117.52		0		0		0

	As of December 31, 2006									As of
	Expected Maturity Dates									December 31, 2005
Cross Currency Swap					2011 and			Aggregate				Aggregate
(in millions)	2007	2008	2009	2010	thereafter	Total		Fair Value(1)		Total		Fair Value(1)
(Sell US$/buy NT$)
Contract amount	820	—	—	—	—	US$	820	NT$	(33.85)	US$	2,089	NT$	789.9

Range of interest rate paid	3.19%-5.91%	—	—	—	—		—		—		4.15%-4.54%		—
Range of interest rate received	0.90%-3.25%	—	—	—	—		—		—		0.02%-2.12%		—

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the balance sheet date.
     Other Market Risk. In addition to our interests in SSMC, Vanguard and VisEra Holding Company, we have made investments in equity securities issued by a significant number of private companies related to semiconductor and other technology industries mostly through a number of investment funds. As of December 31, 2006, the aggregate carrying value of these investments on our balance sheet was NT$3,272 million (US$100 million). As of December 31, 2006, approximately NT$2,559 million (US$79 million) of this amount in venture capital investments was made through InveStar Semiconductor Development Fund, and InveStar Semiconductor Development Fund (II), our two 97.1% owned subsidiaries, Emerging Alliance Fund L.P., VentureTech Alliance Fund II, and VentureTech Alliance Fund III, our 99.5%, 98% and 98.0% respectively owned subsidiaries. The carrying value of these investments in private companies and in the investment funds are subject to fluctuation based on many factors such as prevailing market conditions. Moreover, because these are investments in unlisted securities, the fair market value may be significantly different from our carrying value. Upon any subsequent sale of our investments, we may not be able to realize our carrying value as of December 31, 2006 or any subsequent date. As of December 31, 2006, we also had investments in the amount of NT$111,656 million (US$3,426 million), including agency bonds, corporate bonds, corporate issued asset-backed securities, bond funds, government bonds, public-traded stocks, money market funds and structured time deposits, of which, NT$74,172 million (US$2,276 million) were classified as available-for-sales and NT$37,484 million (US$1,150 million) were classified as held-to-maturity. In addition, NT$1,162 million (US$36 million) of our investments were classified as trading financial assets.
     See “Item 3. Key Information — Exchange Rates” for a summary of the movement between the NT dollar and the U.S. dollar during recent years.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
     Disclosure Controls and Procedures. Pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2006.
     Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with R.O.C. GAAP and the required reconciliation to U.S. GAAP. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with R.O.C. GAAP and the required reconciliation to U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
     As of the end of 2006, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2006 is effective.
     Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in their report appearing on page 66, which expresses unqualified opinions on management’s assessment and on the effectiveness of our internal control over financial reporting as of December 31, 2006.
     Changes in Internal Control Over Financial Reporting. During 2006, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
     Attestation Report of the Registered Public Accounting Firm.
     We set forth below the report of Deloitte & Touche, our independent registered public accounting firm, regarding its audit of TSMC’s internal control over financial reporting and of management’s assessment of internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Taiwan Semiconductor Manufacturing Company Limited
We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated March 30, 2007 expressed an unqualified opinion on those financial statements.
/s/ Deloitte & Touche
Deloitte & Touche
Taipei, Taiwan
The Republic of China
March 30, 2007

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Audit Committee is currently comprised of four independent directors. Since June 1, 2005, no Audit Committee member has served as audit committee financial expert. Instead, our Audit Committee has engaged a financial expert consultant who our board of directors determined has the attributes required of an “audit committee financial expert” as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. In particular, our board of directors appointed Mr. J.C. Lobbezoo to serve as financial expert consultant to our Audit Committee from February 14, 2006 onwards. Our board of directors believes that the Audit Committee members along with the advisors of the Audit Committee, including the financial expert consultant, possess sufficient financial knowledge and experience.
ITEM 16B. CODE OF ETHICS
     We have adopted a “Policy of Ethics and Business Conduct” for employees, which also applies to our Chief Executive Officer, Chief Financial Officer, Controller, and any other persons performing similar functions.
     We will provide to any person without charge, upon request, a copy of our “Policy of Ethics and Business Conduct.” Any request should be made per email to our Investor Relations Division at invest@tsmc.com.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The table below summarizes the fees that we paid for services provided by Deloitte & Touche and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2005 and 2006.

	2005	2006
	NT$	NT$
	(In thousands)
Audit Fees	55,002	59,570
Audit Related Fees	5,567	4,813
Tax Fees	458	964
All Other Fees	124	—

Total	61,151	65,347

     Audit Fees. This category includes the audit of our annual financial statements and internal control over financial reporting, review of quarterly financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of quarterly financial statements and statutory audits required by non-U.S. jurisdictions, including statutory audits required by the Tax Bureau of the R.O.C., Customs Bureau of the R.O.C., and Financial Supervisory Commission (“R.O.C. Financial Supervisory Commission”) of the R.O.C. This category also includes comfort letters, consents and assistance with and review of documents filed with the SEC.
     Audit-Related Fees. This category consists of assurance and related services by the Deloitte Entities that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The services for the fees disclosed under this category includes review of certain regulatory filings with the R.O.C. Financial Supervisory Commission. Pursuant to an engagement letter dated August 31, 2005, we engaged Deloitte & Touche to perform mock testing on the effectiveness of our internal control over financial reporting requirements under Section 404 of the Sarbanes Oxley Act of 2002.
     Tax Fees. This category consists of professional services rendered by the Deloitte Entities for tax compliance and tax advice. The services for the fees disclosed under this category include U.S. tax return preparation and technical tax advice.
     All Other Fees. This category consists primarily of fees for the review or study of financial and other information flow processes.

     We have not established any pre-approval policies and procedures, and, accordingly, all non-audit services need to be pre-approved by the Audit Committee on a case-by-case basis. In its meeting of May 5, 2006, the Audit Committee agreed to delegate to the Chairman of the Audit Committee authority to pre-approve non-material unanticipated non-audit services and to report any such actions to the Audit Committee for ratification at its next scheduled meeting. All audit and non-audit services performed by Deloitte & Touche after May 6, 2003, the effective date of revised Rule 2-01(c) (7) of Regulation S-X entitled “Audit Committee Administration of the Engagement” on strengthening requirements regarding auditor independence, were pre-approved by the Audit Committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.
ITEM 17. FINANCIAL STATEMENTS
     The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
ITEM 18. FINANCIAL STATEMENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
     Consolidated Financial Statements of Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ITEM 19. EXHIBITS

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

1.1	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on May 16, 2006.

2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

3.1 (2)	Rules for Election of Directors and Supervisors, as amended and restated on May 7, 2002.

3.2 (2)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002.

4.1 (2)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 1997 to July 31, 2017) (in Chinese with English summary).

4.2 (3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 1, 1998 to April 30, 2018) (in Chinese with English summary).

4.3 (3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective November 1, 1999 to October 31, 2019) (in Chinese with English summary).

4.4 (3)	Land Lease with Hsinchu Science Park Administration relating to Fab 7 (effective December 4, 1989 to December 3, 2009) (in Chinese with English summary).

4.5 (2)	Land Lease with Hsinchu Science Park Administration relating to the Fab 7 (effective July 1, 1995 to June 30, 2015) (in Chinese with English summary).

4.6 (2)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 1997 to March 14, 2017) (in Chinese with English summary).

4.7 (3)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) (effective December 1, 1999 to November 30, 2019) (in Chinese with English summary).

+4.8a (1)	Technology Cooperation Agreement between Taiwan Semiconductor Manufacturing Company Ltd. and Philips Electronics N.V., as amended and restated on June 30, 2004.

4.9a (4)	Taiwan Semiconductor Manufacturing Company Limited 2002 Employee Stock Option Plan, as revised by the board of directors on March 4, 2003.

4.9aa (5)	Taiwan Semiconductor Manufacturing Company Limited 2003 Employee Stock Option Plan.

4.9aaa (6)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan.

4.9aaaa (1)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan, as revised on February 22, 2005.

4.9b (4)	TSMC North America 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.9bb (5)	TSMC North America 2003 Employee Stock Option Plan.

4.9c (4)	WaferTech, LLC 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.9cc (5)	WaferTech, LLC 2003 Employee Stock Option Plan.

4.9ccc (6)	WaferTech, LLC 2004 Employee Stock Option Plan.

4.9cccc (1)	WaferTech, LLC 2004 Employee Stock Option Plan, as revised on February 22, 2005.

+4.10 (7)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd.

4.11 (9)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 and Corporate Headquarters (effective April 1, 1988 to March 31, 2008) (in Chinese with English summary).

4.12 (9)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 and 4 (effective May 16, 1993 to May 15, 2013) (in Chinese with English summary).

4.13 (8)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

4.14 (8)	Land Lease with Southern Taiwan Science Park Administration relating to fabs located in Southern Taiwan Science Park (effective November 1, 2000 to October 31, 2020) (English summary).

8.1	List of manufacturing subsidiaries of Taiwan Semiconductor Manufacturing Company Limited.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

99.1	Consent of Deloitte & Touche.

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2004, filed by TSMC on May 16, 2005.

(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.

(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.

(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed by TSMC on June 23, 2003.

(5)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on October 20, 2003.

(6)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on January 6, 2005.

(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.

(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.

(9)	Previously filed in TSMC’s registration statement on Form F-1, filed by TSMC on September 15, 1997.

+	Contains portions for which confidential treatment has been requested.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.
Date: April 20, 2007

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By: Name:	/s/ Lora Ho Lora Ho
Title:	Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2004, 2005 and 2006, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for the years ended December 31, 2004, 2005 and 2006, in conformity with accounting principles generally accepted in the Republic of China.
Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.
Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of the readers.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ Deloitte & Touche
Deloitte & Touche
Taipei, Taiwan
The Republic of China
March 30, 2007

- F1 -

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In Millions of New Taiwan or U.S. Dollars, Except Par Value)

		December 31
	Notes	2005	2006	2006
		NT$	NT$	US$
				(Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2, 5	96,483.7	117,837.2	3,615.7
Financial assets at fair value through profit or loss	2, 4, 6	1,770.4	1,206.9	37.0
Available-for-sale financial assets	2, 4, 7	46,452.8	67,523.9	2,071.9
Held-to-maturity financial assets	2, 4, 8	602.5	8,510.8	261.1
Notes and accounts receivable, net	2, 9	37,784.3	31,337.0	961.6
Receivables from related parties	26	693.3	252.3	7.7
Other receivables from related parties	26	597.9	256.9	7.9
Other financial assets	4	1,617.8	2,356.5	72.3
Inventories, net	2, 10	17,728.3	21,430.7	657.6
Deferred income tax assets, net	2, 20	7,149.3	8,014.0	245.9
Prepaid expenses and other current assets	4	1,420.5	1,591.0	48.9

Total current assets		212,300.8	260,317.2	7,987.6

LONG-TERM INVESTMENTS	2, 4, 7, 8, 11, 12
Investments accounted for using equity method		10,287.4	15,000.9	460.3
Available-for-sale financial assets		117.3	6,648.5	204.0
Held-to-maturity financial assets		28,775.3	28,973.5	889.0
Financial assets carried at cost		3,202.5	3,272.3	100.4

Total long-term investments		42,382.5	53,895.2	1,653.7

PROPERTY, PLANT AND EQUIPMENT, NET	2, 13, 26	244,823.3	254,094.2	7,796.7

GOODWILL	2	6,010.6	5,985.0	183.6

OTHER ASSETS
Deferred income tax assets, net	2, 20	6,788.4	5,802.1	182.2
Deferred charges, net	2, 14	7,006.3	5,936.9	178.0
Refundable deposits		106.8	1,331.2	40.8
Others		90.9	123.4	3.9

Total other assets		13,992.4	13,193.6	404.9

TOTAL ASSETS		519,509.6	587,485.2	18,026.5

(Continued)

- F2 -

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In Millions of New Taiwan or U.S. Dollars, Except Par Value)

		December 31
	Notes	2005	2006	2006
		NT$	NT$	US$
				(Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	15	328.5	—	—
Financial liabilities at fair value through profit or loss	2, 4, 6	234.3	10.9	0.4
Accounts payable		9,421.4	7,934.4	243.5
Payable to related parties	26	1,743.1	1,867.7	57.3
Income tax payable	2, 20	4,015.5	7,946.5	243.8
Payable to contractors and equipment suppliers		9,066.0	10,768.6	330.4
Accrued expenses and other current liabilities	2, 4, 18	10,307.9	11,328.3	347.6
Current portion of bonds payable and long-term liabilities	16, 17	5.5	7,004.1	214.9

Total current liabilities		35,122.2	46,860.5	1,437.9

LONG-TERM LIABILITIES
Bonds payable	16	19,500.0	12,500.0	383.5
Long-term bank loans	17	663.1	654.0	20.1
Other long-term payables	18, 28	8,548.9	8,703.3	267.0
Other payables to related parties	26, 28	1,100.5	403.4	12.4
Obligations under capital leases	2	597.7	612.9	18.8

Total long-term liabilities		30,410.2	22,873.6	701.8

OTHER LIABILITIES
Accrued pension cost	2, 19	3,474.4	3,540.1	108.7
Guarantee deposits	28	2,896.4	3,817.1	117.1
Deferred credits	2, 26	1,344.0	1,177.1	36.1
Others		23.7	78.7	2.4

Total other liabilities		7,738.5	8,613.0	264.3

COMMITMENTS AND CONTINGENCIES	28

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — NT$10 par value
Authorized: 27,050,000 thousand shares
Issued: 24,730,025 thousand shares in 2005 and 25,829,688 thousand shares in 2006		247,300.2	258,296.9	7,925.6
Capital surplus	2, 21	57,117.9	54,107.5	1,660.2
Retained earnings	21	142,771.0	197,124.5	6,048.7
Unrealized gain on financial instruments	2, 4	—	561.6	17.2
Cumulative translation adjustments	2	(640.7)	(1,191.1)	(36.5)
Treasury stock — 32,938 thousand shares in 2005 and 33,926 thousand shares in 2006	2, 23	(918.1)	(918.1)	(28.2)

Total equity attributable to shareholders of the parent		445,630.3	507,981.3	15,587.0

MINORITY INTEREST IN SUBSIDIARIES	2	608.4	1,156.8	35.5

Total shareholders’ equity		446,238.7	509,138.1	15,622.5

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		519,509.6	587,485.2	18,026.5

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

- F3 -

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
	Notes	2004	2005	2006
		NT$	NT$	NT$	US$
					(Note 3)

NET SALES	2, 26, 29	257,212.6	266,565.1	317,407.2	9,739.4

COST OF SALES	26	141,393.4	148,362.2	161,597.1	4,958.5

GROSS PROFIT		115,819.2	118,202.9	155,810.1	4,780.9

OPERATING EXPENSES	26
Research and development		12,516.4	14,016.5	16,076.4	493.3
General and administrative		11,454.4	9,085.5	8,716.7	267.5
Marketing		3,366.7	4,132.3	3,752.3	115.1

Total operating expenses		27,337.5	27,234.3	28,545.4	875.9

INCOME FROM OPERATIONS		88,481.7	90,968.6	127,264.7	3,905.0

NON-OPERATING INCOME AND GAINS
Interest income	2, 4	1,783.7	2,806.2	4,542.1	139.4
Equity in earnings of equity method investees, net	2, 11	2,094.1	1,433.2	2,347.2	72.0
Settlement income	28	—	964.7	979.2	30.0
Technical service income	26, 28	423.8	462.6	571.5	17.5
Gain on disposal of property, plant and equipment and other assets	2, 26	242.8	342.8	421.1	12.9
Subsidy income	2	—	321.9	334.5	10.3
Foreign exchange gain, net	2, 4	—	2,610.0	—	—
Gain on disposal of financial instruments, net	2, 4	3,480.4	—	—	—
Others	26	556.6	458.0	510.0	15.7

Total non-operating income and gains		8,581.4	9,399.4	9,705.6	297.8

NON-OPERATING EXPENSES AND LOSSES
Valuation loss on financial instruments, net	2, 4, 6	75.2	337.2	812.9	24.9
Loss on settlement and disposal of financial instruments, net	2, 4, 6	—	3,602.8	798.6	24.5
Interest expense	4	1,366.0	1,413.4	890.6	27.3
Foreign exchange loss, net	2, 4	3,036.3	—	400.9	12.3
Loss on impairment of financial assets	2, 4	350.6	128.9	279.7	8.6
Loss on disposal of property, plant and equipment	2	131.1	60.1	241.4	7.4
Others		138.3	562.3	184.0	5.7

Total non-operating expenses and losses		5,097.5	6,104.7	3,608.1	110.7

(Continued)

- F4 -

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
	Notes	2004	2005	2006
		NT$	NT$	NT$	US$
					(Note 3)

INCOME BEFORE INCOME TAX		91,965.6	94,263.3	133,362.2	4,092.1

INCOME TAX BENEFIT (EXPENSE)	2, 20	363.4	(630.6)	(7,773.7)	(238.5)

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES		92,329.0	93,632.7	125,588.5	3,853.6

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82.1 MILLION	4	—	—	1,606.7	49.3

NET INCOME		92,329.0	93,632.7	127,195.2	3,902.9

ATTRIBUTABLE TO:
Shareholders of the parent		92,316.1	93,575.0	127,009.7	3,897.2
Minority interest	2	12.9	57.7	185.5	5.7

		92,329.0	93,632.7	127,195.2	3,902.9

BASIC EARNINGS PER SHARE	2, 24
Before tax		3.56	3.66	5.22	0.16

Net income		3.58	3.63	4.93	0.15

DILUTED EARNINGS PER SHARE	2, 24

Before tax		3.56	3.66	5.22	0.16

Net income		3.58	3.63	4.92	0.15

BASIC EARNINGS PER EQUIVALENT ADS	2
Before tax		17.82	18.28	26.12	0.80

Net income		17.89	18.16	24.63	0.76

DILUTED EARNINGS PER EQUIVALENT ADS	2
Before tax		17.81	18.28	26.09	0.80

Net income		17.88	18.15	24.60	0.75

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	2, 24	25,804,488	25,763,320	25,788,555

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	2, 24	25,810,416	25,775,967	25,813,183

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

- F5 -

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In Millions of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
					Unrealized
	Capital Stock				Gain (Loss)		Unrealized
	(NT$10 Par Value)				on	Cumulative	Gain on			Minority	Total
	Common stock		Capital	Retained	Long-term	Translation	Financial	Treasury		Interest in	Shareholders’
	Shares	Amount	Surplus	Earnings	Investments	Adjustments	Instruments	Stock	Total	Subsidiaries	Equity
	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

BALANCE, JANUARY 1, 2004	20,266,619	202,666.2	56,855.9	71,100.1	(0.1)	225.4	—	(1,633.2)	329,214.3	89.0	329,303.3

Appropriations of prior year’s earnings
Employees’ profit sharing — in cash	—	—	—	(681.6)	—	—	—	—	(681.6)	—	(681.6)
Employees’ profit sharing — in stock	272,651	2,726.5	—	(2,726.5)	—	—	—	—	—	—	—
Cash dividends to preferred shareholders	—	—	—	(184.5)	—	—	—	—	(184.5)	—	(184.5)
Cash dividends to common shareholders — NT$0.6 per share	—	—	—	(12,160.0)	—	—	—	—	(12,160.0)	—	(12,160.0)
Stock dividends to common shareholders — NT$1.4 per share	2,837,327	28,373.3	—	(28,373.3)	—	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	(127.8)	—	—	—	—	(127.8)	—	(127.8)
Net income in 2004	—	—	—	92,316.1	—	—	—	—	92,316.1	12.9	92,329.0
Adjustment arising from changes in percentage of ownership in investees	—	—	34.0	—	—	—	—	—	34.0	—	34.0
Reversal of unrealized loss on long-term investments of investees	—	—	—	—	0.1	—	—	—	0.1	—	0.1
Translation adjustments	—	—	—	—	—	(2,451.8)	—	—	(2,451.8)	—	(2,451.8)
Issuance of stock from exercising stock options	87	0.8	2.8	—	—	—	—	—	3.6	—	3.6
Cash dividends received by subsidiaries from parent company	—	—	22.8	—	—	—	—	—	22.8	—	22.8
Treasury stock transactions — sales of parent company’s stock held by subsidiaries	—	—	1.9	—	—	—	—	38.0	39.9	—	39.9
Common stock repurchases	—	—	—	—	—	—	—	(7,059.8)	(7,059.8)	—	(7,059.8)
Retirement of treasury stock	(124,720)	(1,247.2)	(380.1)	(5,432.5)	—	—	—	7,059.8	—	—	—
Decrease in minority interest	—	—	—	—	—	—	—	—	—	(26.2)	(26.2)

BALANCE, DECEMBER 31, 2004	23,251,964	232,519.6	56,537.3	113,730.0	—	(2,226.4)	—	(1,595.2)	398,965.3	75.7	399,041.0

Appropriations of prior year’s earnings
Employees’ profit sharing — in cash	—	—	—	(3,086.2)	—	—	—	—	(3,086.2)	—	(3,086.2)
Employees’ profit sharing — in stock	308,622	3,086.2	—	(3,086.2)	—	—	—	—	—	—	—
Cash dividends to common shareholders — NT$2.00 per share	—	—	—	(46,504.1)	—	—	—	—	(46,504.1)	—	(46,504.1)
Stock dividends to common shareholders — NT$0.50 per share	1,162,602	11,626.0	—	(11,626.0)	—	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	(231.5)	—	—	—	—	(231.5)	—	(231.5)
Net income in 2005	—	—	—	93,575.0	—	—	—	—	93,575.0	57.7	93,632.7
Adjustment arising from changes in percentage of ownership in investees	—	—	71.4	—	—	—	—	—	71.4	—	71.4
Translation adjustments	—	—	—	—	—	1,585.7	—	—	1,585.7	(51.8)	1,533.9
Issuance of stock from exercising stock options	6,837	68.4	202.5	—	—	—	—	—	270.9	—	270.9
Cash dividends received by subsidiaries from parent company	—	—	84.3	—	—	—	—	—	84.3	—	84.3
Treasury stock transactions — sales of parent company’s stock held by subsidiaries	—	—	222.4	—	—	—	—	677.1	899.5	—	899.5
Increase in minority interests	—	—	—	—	—	—	—	—	—	526.8	526.8

BALANCE, DECEMBER 31, 2005	24,730,025	247,300.2	57,117.9	142,771.0	—	(640.7)	—	(918.1)	445,630.3	608.4	446,238.7

Appropriations of prior year’s earnings
Employees’ profit sharing — in cash	—	—	—	(3,432.1)	—	—	—	—	(3,432.1)	—	(3,432.1)
Employees’ profit sharing — in stock	343,213	3,432.1	—	(3,432.1)	—	—	—	—	—	—	—
Cash dividends to common shareholders — NT$2.50 per share	—	—	—	(61,825.1)	—	—	—	—	(61,825.1)	—	(61,825.1)
Stock dividends to common shareholders — NT$0.15 per share	370,950	3,709.5	—	(3,709.5)	—	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	(257.4)	—	—	—	—	(257.4)	—	(257.4)
(Continued)

- F6 -

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In Millions of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
					Unrealized
	Capital Stock				Gain (Loss)		Unrealized
	(NT$10 Par Value)				on	Cumulative	Gain on			Minority	Total
	Common stock		Capital	Retained	Long-term	Translation	Financial	Treasury		Interest in	Shareholders’
	Shares	Amount	Surplus	Earnings	Investments	Adjustments	Instruments	Stock	Total	Subsidiaries	Equity
	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Capital surplus transferred to capital stock	370,950	3,709.5	(3,709.5)	—	—	—	—	—	—	—	—
Net income in 2006	—	—	—	127,009.7	—	—	—	—	127,009.7	185.5	127,195.2
Adjustment arising from changes in percentage of ownership in investees	—	—	187.1	—	—	—	—	—	187.1	—	187.1
Translation adjustments	—	—	—	—	—	(550.4)	—	—	(550.4)	(126.2)	(676.6)
Issuance of stock from exercising stock options	14,550	145.6	429.7	—	—	—	—	—	575.3	—	575.3
Cash dividends received by subsidiaries from parent company	—	—	82.3	—	—	—	—	—	82.3	—	82.3
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	386.0	—	386.0	2.1	388.1
Equity in the valuation gain on available-for-sale financial assets of equity method investees	—	—	—	—	—	—	175.6	—	175.6	—	175.6
Increase in minority interests	—	—	—	—	—	—	—	—	—	487.0	487.0

BALANCE, DECEMBER 31, 2006	25,829,688	258,296.9	54,107.5	197,124.5	—	(1,191.1)	561.6	(918.1)	507,981.3	1,156.8	509,138.1

BALANCE, DECEMBER 31, 2006 (IN MILLIONS OF US$ — Note 3)		7,925.6	1,660.2	6,048.7	—	(36.5)	17.2	(28.2)	15,587.0	35.5	15,622.5

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

- F7 -

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	92,316.1	93,575.0	127,009.7	3,897.2
Net income attributable to minority interest	12.9	57.7	185.5	5.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	69,818.5	75,649.4	73,715.2	2,261.9
Amortization of premium/discount of financial assets	28.7	120.9	2.4	0.1
Loss on impairment of financial assets	350.6	128.9	279.7	8.6
Loss (gain) on disposal of available-for-sale financial assets, net	69.2	150.1	(90.8)	(2.8)
Equity in earnings of equity method investees, net	(2,094.1)	(1,433.2)	(2,347.2)	(72.0)
Dividends received from equity method investees	—	668.5	614.6	18.9
Gain on disposal of investments accounted for using equity method	—	(0.6)	—	—
Gain on disposal of financial assets carried at cost, net	(2.2)	(14.7)	(16.2)	(0.5)
Gain on disposal of property, plant and equipment and other assets, net	(227.8)	(282.6)	(179.7)	(5.5)
Deferred income taxes	(1,058.4)	(3,353.0)	121.6	3.7
Loss on idle assets	116.2	131.8	44.1	1.4
Donation of idle assets	—	7.2	—	—
Net changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(930.7)	72.8	340.2	10.4
Notes and accounts receivable, net	(1,540.3)	(10,601.0)	6,447.3	197.8
Receivables from related parties	266.0	(101.9)	440.9	13.5
Other receivables from related parties	(9.8)	(88.0)	341.1	10.5
Other financial assets	281.3	(306.0)	(738.7)	(22.7)
Inventories, net	(3,420.6)	(2,006.2)	(3,702.4)	(113.6)
Prepaid expenses and other current assets	1.3	120.1	(170.5)	(5.2)
Increase (decrease) in:
Accounts payable	825.8	2,088.6	(1,487.1)	(45.6)
Payables to related parties	(1,500.0)	(1,629.2)	(572.4)	(17.6)
Income tax payable	266.5	3,611.5	3,931.0	120.6
Accrued expenses and other current liabilities	(546.5)	181.7	862.4	26.4
Accrued pension cost	500.3	360.1	65.7	2.0
Deferred credits	—	117.3	(99.3)	(3.0)

Net cash provided by operating activities	153,523.0	157,225.2	204,997.1	6,290.2

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(75,119.2)	(99,436.2)	(119,291.7)	(3,660.4)
Held-to-maturity financial assets	(34,274.5)	(14,199.1)	(18,554.0)	(569.3)
Investments accounted for using equity method	—	(621.9)	(2,613.0)	(80.2)
Financial assets carried at cost	(75.1)	(456.9)	(511.6)	(15.7)
Property, plant and equipment	(81,094.5)	(79,878.7)	(78,737.3)	(2,416.0)
(Continued)

- F8 -

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)

Proceeds from disposal of:
Available-for-sale financial assets	28,801.3	102,577.8	91,620.4	2,811.3
Investments accounted for using equity method	—	65.1	—	—
Financial assets carried at cost	7.8	76.1	126.5	3.9
Held-to-maturity financial assets upon maturity	13,843.5	14,595.4	10,410.0	319.4
Property, plant and equipment and other assets	1,812.6	480.7	518.7	15.9
Increase in deferred charges	(2,405.7)	(856.0)	(1,414.8)	(43.4)
Decrease (increase) in refundable deposits	93.1	0.8	(1,224.5)	(37.6)
Decrease (increase) in other assets	51.6	0.7	(52.1)	(1.5)

Net cash used in investing activities	(148,359.1)	(77,652.2)	(119,723.4)	(3,673.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in guarantee deposits	(351.0)	2,483.5	920.7	28.2
Cash dividends paid for common stock	(12,137.2)	(46,419.8)	(61,742.7)	(1,894.5)
Cash dividends paid for preferred stock	(184.5)	—	—	—
Cash bonus paid to employees	(681.6)	(3,086.2)	(3,432.1)	(105.3)
Bonus to directors and supervisors	(127.8)	(231.5)	(257.4)	(7.9)
Repurchase of treasury stock	(7,059.8)	—	—	—
Repayments of:
Short-term bank loans	—	(54.5)	(328.5)	(10.0)
Bonds payable	(5,000.0)	(10,500.0)	—	—
Long-term bank loans	(6,656.1)	(1,337.4)	(5.5)	(0.2)
Proceeds from:
Exercise of employee stock options	3.6	270.9	575.1	17.6
Disposal of treasury stock	39.9	899.5	—	—
Increase (decrease) in minority interests	(26.1)	6.8	487.0	14.9

Net cash used in financing activities	(32,180.6)	(57,968.7)	(63,783.4)	(1,957.2)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(27,016.7)	21,604.3	21,490.3	659.4

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,669.8)	348.9	(136.8)	(4.2)

EFFECT OF FIRST INCLUSION FOR CONSOLIDATION OF CERTAIN SUBSIDIARIES	—	228.1	—	—

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	102,988.9	74,302.4	96,483.7	2,960.5

CASH AND CASH EQUIVALENTS, END OF YEAR	74,302.4	96,483.7	117,837.2	3,615.7

SUPPLEMENTAL INFORMATION
Interest paid	1,470.3	1,378.6	951.5	29.2
Income tax paid	389.2	341.7	3,630.0	111.4
(Continued)

- F9 -

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	113,043.5	56,166.2	80,675.3	2,475.5
Decrease (increase) in payables to contractors and equipment suppliers	(26,195.6)	24,361.7	(1,702.5)	(52.3)
Decrease in obligations under capital leases	160.3	—	—	—
Increase in other long-term payables	(5,913.7)	(649.2)	(235.5)	(7.2)

Cash paid	81,094.5	79,878.7	78,737.3	2,416.0

NON-CASH FINANCING ACTIVITIES
Current portion of long-term liabilities	10,500.0	5.5	7,004.1	214.9
Current portion of other long-term payables (under accrued expenses and other current liabilities)	1,505.3	869.1	617.9	19.0
Current portion of other payables to related parties (under payables to related parties)	469.5	694.0	688.6	21.1

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

- F10 -

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
TSMC is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.
2.	SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.
Significant accounting policies are summarized as follows:
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.
The consolidated entities were as follows:

		Percentage of
		Ownership at
		December 31,
Name of Investor	Name of Investee	2006	Remark

TSMC	TSMC Global, Ltd. (TSMC Global)	100%	TSMC Global was acquired in August 2006.
	TSMC North America (TSMC-NA)	100%	—
	TSMC Japan K. K. (TSMC-Japan)	100%	—
	Taiwan Semiconductor Manufacturing Company Korea (TSMC-Korea)	100%	TSMC-Korea was established in May 2006.
	TSMC International Investment Ltd. (TSMC International)	100%	—
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	—
	TSMC (Shanghai) Company Limited (TSMC-Shanghai)	100%	—

(Continued)

- F11 -

		Percentage of
		Ownership at
		December 31,
Name of Investor	Name of Investee	2006	Remark

	Chi Cherng Investment Co., Ltd. (Chi Cherng)	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng. As of December 31, 2006, Chi Cherng held 16,947 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey. As of December 31, 2006, Hsin Ruey held 16,979 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	VTAF III was established in April 2006.
	Global Unichip Corporation (GUC)	38%	GUC became a consolidated entity of TSMC as GUC’s president was assigned by TSMC and TSMC has control over the financial, operating and personnel hiring decisions of GUC.
	VisEra Technology Company, Ltd. (VisEra)	—	Due to the changes in investment structure, TSMC no longer had a controlling interest in VisEra beginning in November 2005 resulting in VisEra being deconsolidated.

TSMC Partners	VisEra Holding Company (VisEra Holding)	49%	Due to the changes in investment structure, TSMC Partners no longer had a controlling interest in VisEra beginning in November 2005 resulting in VisEra Holding being deconsolidated.

TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC (ISDF II)	97%	—

TSMC Development	WaferTech, LLC (WaferTech)	99.996%	—
(Continued)

- F12 -

		Percentage of
		Ownership at
		December 31,
Name of Investor	Name of Investee	2006	Remark

GUC	Global Unichip Corp.-North America (GUC-NA)	100%	GUC-NA, a subsidiary of GUC, became a consolidated entity of TSMC since TSMC has control over GUC.
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	GUC-Japan, a subsidiary of GUC, became a consolidated entity of TSMC since TSMC has control over GUC.
(Concluded)
The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated subsidiaries as of December 31, 2006:
TSMC-NA is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC-Japan, TSMC-Korea and TSMC-Europe are engaged mainly in marketing activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global, TSMC Partners, TSMC Development, Chi Cherng and Hsin Ruey are engaged in investing activities. TSMC-Shanghai is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, ISDF and ISDF II are engaged in investing in new start-up technology companies. TSMC Technology is engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA and GUC-Japan are engaged in providing products consulting in North America and Japan, respectively.
TSMC together with its consolidated subsidiaries are hereinafter referred to collectively as the “Company”.
Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

- F13 -

Use of Estimates
The preparation of consolidated financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
Classification of Current and Noncurrent Assets and Liabilities
Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.
Cash Equivalents
Repurchase agreements collateralized by government bonds, corporate notes and treasury bills acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.
Financial Assets/Liabilities at Fair Value Through Profit or Loss
Derivatives that do not meet the criteria for hedge accounting and financial assets acquired principally for the purpose of selling them in the near term are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives and financial assets are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is determined as follows: Publicly-traded stocks — closing prices at the end of the year; and derivatives — using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.
Available-for-Sale Financial Assets
Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is determined as follows: Structured time deposits — using valuation techniques; open-end mutual funds and money market funds — net asset value at the end of the year; publicly-traded stocks — closing prices at the end of the year; and other debt securities - average of bid and asked prices at the end of the year.
Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as reductions to the original cost of investments if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investments. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares. Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

- F14 -

Held-to-Maturity Financial Assets
Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.
Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.
Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Revenues from the design and manufacturing of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are accepted by customers. Provisions for estimated sales returns and others are generally recorded in the period the related revenue is recognized based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.
Inventories
Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Year-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.
Investments Accounted for Using Equity Method
Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Prior to January 1, 2006, the difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s equity was amortized by the straight-line method over five years, with the amortization recorded in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments in Equity Securities” (SFAS No. 5), the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. The accounting treatment for the investment premiums acquired before January 1, 2006 is the same as that for goodwill which is no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

- F15 -

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.
Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, translation adjustments will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.
Financial Assets Carried at Cost
Investments in which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost, such as non-publicly traded stocks and mutual funds. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.
The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.
Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.
Depreciation is computed using the straight-line method over the following estimated service lives: Land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 10 years; office equipment — 3 to 15 years; and leased assets — 20 years.
Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.
Goodwill
Goodwill represents the excess of the consideration paid for an acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised SFAS No. 25, “Business Combinations — Accounting Treatment under Purchase Method” (SFAS No. 25), goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent recovery in the fair value of goodwill is not allowed.

- F16 -

Deferred Charges
Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.
Pension Costs
For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.
Government Subsidies
Income-related subsidies from foreign governments are recognized in earnings when the requirements for subsidies are met.
Income Tax
The Company applies intra-period and inter-period allocations for its income tax, whereby (1) a portion of current income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.
Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.
The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.
Stock-based Compensation
Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation (the ARDF). The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.
Treasury Stock
TSMC’s stock held by subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from TSMC are recorded under capital surplus — treasury stock transactions.

- F17 -

Foreign-currency Transactions
Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.
Translation of Foreign-currency Financial Statements
Statement of Financial Accounting Standards No. 14, “Accounting for Foreign-currency Translation” applies to foreign subsidiaries that use the local currency as their functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at year-end; shareholders’ equity — historical rates; income and expenses — average rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, investments and deposits. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit rating financial institutions. The Company’s sales are primarily denominated in U.S. dollars. Sales to top ten customers represented 49%, 52% and 53% of the consolidated sales for the years ended December 31, 2004, 2005 and 2006, respectively. The Company routinely assesses the financial strength of substantially all customers. The financial condition of the counter-party to investments and deposits is assessed by management on a regular basis.
Fair Values of Financial Instruments
The carrying amount of cash equivalents approximates fair value due to the short period of time to maturity. Fair values of investments in equity or debt securities and derivative financial instruments are based on quoted market prices or pricing models using current market data. Receivables, other financial assets, payables and short-term loans are financial instruments with carrying amounts that approximate fair values. Fair value of long-term loans with floating interest rates is their carrying amount. Fair value of long-term loans with fixed interest rates is the present value of expected cash flows discounted using the interest rate the Company may obtain for similar long-term loans. For the Company’s investment portfolio without immediately available market quotes, management believes that the carrying amount of the portfolio approximates the fair value at December 31, 2005 and 2006. Management believes that the differences between the estimated fair values and carrying amounts of these financial instruments were not significant at December 31, 2005 and 2006.
Earnings Per Share
Earnings per share is computed by dividing income attributable to shareholders of the parent by the weighted-average number of shares outstanding in each year, which is retroactively adjusted to the beginning of the year for stock dividends and stock bonuses issued subsequently. Earnings per equivalent ADS is calculated by multiplying earnings per share by five (one ADS represents five common shares).
Recent Accounting Pronouncements
In July 2006, the ARDF issued R.O.C. SFAS No. 37, “Accounting for Intangible Assets”, which is required to be applied by the Company on January 1, 2007. The standard provides guidance on initial recognition and measurement, amortization, presentation and disclosure of intangible assets. An intangible asset should be measured initially at cost. For an intangible asset of a finite useful life; the carrying amount shall be amortized over its useful life. On the other hand, for an intangible asset with an indefinite useful life, the carrying amount shall not be amortized. Intangible assets shall be evaluated for impairment at least annually as required by R.O.C. SFAS No.35 “Accounting for Impairment of Assets”. Upon adoption of the standard on January 1, 2007, the Company expects no significant impact on its current accounting treatment.

- F18 -

In November 2006, the ARDF issued R.O.C. SFAS No. 38, “Accounting for Non-current Assets Held-for-sale and discontinued operations”, which is required to be applied by the Company on January 1, 2007. Under R.O.C. SFAS No.38, assets classified as held-for-sale shall be measured at the lower of carrying values or fair values and ceased to be depreciated or amortized. Any impairment loss shall be recognized in current earnings. Assets classified as held-for-sale shall be presented separately on the balance sheet. R.O.C. SFAS No.38 also requires the Company to disclose information of discontinued operations separately on the statements of income and cash flow or in a footnote. Upon adoption of the standard on January 1, 2007, the Company expects no significant impact on its current accounting treatment.

In March 2007, the ARDF issued an interpretation which requires R.O.C. companies to recognize compensation expenses for bonuses paid to employees, directors and supervisors beginning January 1, 2008. Such bonuses are currently recorded as appropriation of earnings under R.O.C. GAAP. On March 30, 2007, the R.O.C. Financial Supervisory Commission also issued an interpretation which requires that bonuses granted to employees, directors and supervisors in the form of shares be valued at fair market value for purposes of compensation expenses. While definitive implementing accounting pronouncements have not yet been issued, the Company currently expects a significant increase in total compensation expenses upon adoption of the aforementioned interpretations on January 1, 2008.
Reclassifications
Certain accounts in the consolidated financial statements as of and for the years ended December 31, 2004 and 2005 have been reclassified to conform to the consolidated financial statements as of and for the year ended December 31, 2006.
3.	U.S. DOLLAR AMOUNTS
The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the noon buying rate in The City of New York for cable transfers in New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2006, which was NT$32.59 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
4.	ACCOUNTING CHANGES
On January 1, 2006, the Company adopted the newly released R.O.C. Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (R.O.C. SFAS No. 34) and No. 36, “Financial Instruments: Disclosure and Presentation” and related revisions of previously released R.O.C. SFASs.
a.	Effect of adopting the newly released R.O.C. SFASs and related revisions of previously released R.O.C. SFASs
The Company had categorized its financial assets and liabilities upon initial adoption of the newly released R.O.C. SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or financial liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.
The effect of adopting the newly released R.O.C. SFASs is summarized as follows:

	Recognized as
	Cumulative
	Effect of	Recognized as a
	Changes in	Separate
	Accounting	Component of
	Principles	Shareholders’
	(Net of Tax)	Equity

Financial assets/liabilities at fair value through profit or loss	$1,606.7	$—
Available-for-sale financial assets	—	306.5

	$1,606.7	$306.5

The adoption of the newly released R.O.C. SFASs resulted in a decrease in net income before cumulative effect of changes in accounting principles of NT$1,083.5 million, an increase in net income of NT$523.2 million, and an increase in basic earnings per share (after income tax) of NT$0.02 for the year ended December 31, 2006.

- F19 -

Effective January 1, 2006, the Company adopted the newly revised R.O.C. SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. Such a change in accounting principle did not have a material effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2006.
b.	Reclassifications
Upon adoption of R.O.C. SFAS No. 34, certain accounts in the consolidated financial statements as of and for the years ended December 31, 2004 and 2005 were reclassified to conform to the consolidated financial statements as of and for the year ended December 31, 2006. The previously issued consolidated financial statements as of and for the year ended December 31, 2004 and 2005 were not required to be restated.
Certain accounting policies prior to the adoption of the newly released R.O.C. SFASs are summarized as follows:
1)	Short-term investments
Short-term investments that were publicly-traded, easily converted to cash, and not acquired for the purpose of controlling the investees or establishing close business relationship with the investees were carried at the lower of cost or market value at the balance sheet date, with any temporary decline in value charged to current income. The market value of publicly-traded stocks was determined using the average-closing prices for the last month of the year.
2)	Derivative financial instruments
The Company entered into forward exchange contracts to manage foreign exchange exposures on foreign-currency-denominated assets and liabilities. The contracts were recorded in New Taiwan dollars at the current rate of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates were amortized over the terms of the forward contracts using the straight-line method. At the end of each year, the receivables or payables arising from forward contracts were restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to the same forward contracts were netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement was credited or charged to income in the year of settlement.
The Company entered into cross currency swap contracts to manage currency exposures on foreign-currency-denominated assets and liabilities. The principal amount was recorded using the current rates of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates were amortized over the terms of the contracts using the straight-line method. At the end of each year, the receivables or payables arising from cross-currency swap contracts were restated using prevailing exchange rate with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party were netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date was recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement was credited or charged to income in the year of settlement.
The Company entered into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. These transactions were accounted for on an accrual basis, in which the cash settlement receivable or payable was recorded as an adjustment to interest income or expense associated with the hedged items.

- F20 -

Certain accounts in the consolidated financial statements as of and for the years ended December 31, 2004 and 2005 have been reclassified to conform to the classifications prescribed by the newly released R.O.C. SFASs. The reclassifications of the whole or a part of the account balances of certain accounts are summarized as follows:

	Before	After
	Reclassification	Reclassification
	NT$	NT$
Balance sheet	(In Millions)

Short-term investments, net	47,399.3	—
Other financial assets	2,915.7	1,617.8
Prepaid expenses and other current assets	1,503.4	1,420.5
Long-term investments accounted for using cost method	3,365.4	—
Long-term bond investments	18,548.3	—
Other long-term investments	10,227.0	—
Accrued expenses and other current liabilities	(10,542.2)	(10,307.9)
Financial assets at fair value through profit or loss	—	1,770.4
Financial liabilities at fair value through profit or loss	—	(234.3)
Available-for-sale financial assets	—	46,570.1
Held-to-maturity financial assets	—	29,377.8
Financial assets carried at cost	—	3,202.5

	73,416.9	73,416.9

Statement of income for the year ended December 31, 2004

Gain on sales of investments, net	914.5	—
Interest expense	(1,454.2)	(1,366.0)
Foreign exchange loss, net	(382.2)	(3,036.3)
Loss on impairment of long-term investments	(350.6)	—
Unrealized valuation loss on short-term investments	(75.2)	—
Gain on disposal of financial instruments, net	—	3,480.4
Loss on impairment of financial assets	—	(350.6)
Valuation loss on financial instruments, net	—	(75.2)

	(1,347.7)	(1,347.7)

Statement of income for the year ended December 31, 2005

Interest income	3,069.4	2,806.2
Foreign exchange gain, net	3.0	2,610.0
Interest expense	(2,662.5)	(1,413.4)
Unrealized valuation loss on short-term investments	(337.2)	—
Loss on disposal of investment, net	(9.9)	—
Valuation loss on financial instruments, net	—	(337.2)
Loss on settlement and disposal of financial instruments, net	—	(3,602.8)

	62.8	62.8

5.	CASH AND CASH EQUIVALENTS

	December 31
	2005	2006
	NT$	NT$
	(In Millions)

Cash and deposits in banks	48,107.3	85,496.1
Repurchase agreements collaterized by government bonds	47,963.2	31,241.6
Corporate notes	413.2	1,026.5
Treasury bills	—	73.0

	96,483.7	117,837.2

- F21 -

6.	FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2005	2006
	NT$	NT$
	(In Millions)

Trading financial assets
Publicly-traded stocks	389.5	1,162.3
Forward exchange contracts	26.7	—
Cross currency swap contracts	1,354.2	44.6

	1,770.4	1,206.9

Trading financial liabilities
Forward exchange contracts	—	0.1
Cross currency swap contracts	234.3	10.8

	234.3	10.9

The Company entered into derivative contracts during the years ended December 31, 2005 and 2006 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting prescribed by R.O.C. SFAS No. 34. Therefore, effective from January 1, 2006, the Company discontinued applying hedge accounting treatment for its derivative financial contracts.

Outstanding forward contracts as of December 31, 2005 and 2006:

			Contract
			Amount
	Currency	Maturity Date	(in Millions)
December 31, 2005

Sell	US$/NT$	January 2006	US$	60.0

December 31, 2006

Buy	US$/JPY$	January 2007	JPY$	38.6
Outstanding cross currency swap contracts as of December 31, 2005 and 2006:

				Range of
	Contract Amount		Range of	Interest Rates
Maturity Date	(in Millions)		Interest Rates Paid	Received

December 31, 2005

January 2006 to March 2006	US$	2,089.0	4.15%-4.54%	0.02%-2.12%

December 31, 2006

January 2007 to February 2007	US$	820.0	3.19%-5.91%	0.90%-3.25%
The Company did not enter into any interest rate swap contracts during the year ended December 31, 2006. The Company rescinded all interest rate swap contracts in the first quarter of 2005 before their original maturities. The rescission loss of NT$28.3 million has been reclassified and included in the “loss on settlement and disposal of financial instruments” account.

- F22 -

Net losses arising from derivative financial instruments for the year ended December 31, 2006 were NT$1,613.4 million (including realized settlement losses of NT$1,647.1 million and a valuation gain of NT$33.7 million).
7.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2005	2006
	NT$	NT$
	(In Millions)

Open-end mutual funds	6,199.0	26,147.3
Corporate bonds	11,853.0	16,494.3
Agency bonds	14,496.7	12,691.6
Corporate issued asset-backed securities	11,582.6	10,541.7
Government bonds	1,776.3	6,921.5
Money market funds	260.7	667.8
Structured time deposits	—	499.3
Publicly-traded stocks	138.5	208.9
Corporate notes	263.3	—

	46,570.1	74,172.4
Current portion	(46,452.8)	(67,523.9)

	117.3	6,648.5

Starting from 2004, the Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of December 31, 2006, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$1,206.2 million. The investment portfolios included securities such as corporate bonds, agency bonds, asset-backed securities, government bonds and others. Securities acquired with maturities of less than three months from the date of purchase were classified as cash equivalents.

As of December 31, 2006, structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying	Range of
	Amount	Amount	Interest Rates	Maturity Date
	NT$	NT$
(In Millions)
Step-up callable deposits

Domestic deposits	500.0	499.3	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.
8.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2005	2006
	NT$	NT$
	(In Millions)

Corporate bonds	8,927.3	13,742.5
Structured time deposits	10,227.0	11,671.1
Government bonds	10,223.5	12,070.7

	29,377.8	37,484.3
Current portion	(602.5)	(8,510.8)

	28,775.3	28,973.5

- F23 -

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
	NT$	NT$
	(In Millions)
December 31, 2005

Step-up callable deposits
Domestic deposits	3,000.0	8.1	1.40%-1.50%	June 2007 to October 2007
Callable range accrual deposits
Domestic deposits	3,942.0	4.9	(See below)	September 2009 to December 2009
Foreign deposits	3,285.0	5.1	(See below)	October 2009 to January 2010

	10,227.0	18.1

December 31, 2006

Step-up callable deposits
Domestic deposits	4,500.0	13.9	1.40%-1.83%	June 2007 to October 2008
Callable range accrual deposits
Domestic deposits	3,911.5	4.8	(See below)	September 2009 to December 2009
Foreign deposits	3,259.6	5.0	(See below)	October 2009 to January 2010

	11,671.1	23.7

The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of December 31, 2005 and 2006, the principal of the deposits that resided in banks located in Hong Kong amounted to US$80.0 million; those resided in banks located in Singapore amounted to US$20.0 million.
9.	RECEIVABLES, NET

	December 31
	2005	2006
	NT$	NT$
	(In Millions)

Notes receivable	76.3	60.3
Accounts receivable	43,006.0	34,897.4

	43,082.3	34,957.7

Allowance for doubtful receivables	(980.6)	(749.9)
Allowance for sales returns and others	(4,317.4)	(2,870.8)

	(5,298.0)	(3,620.7)

	37,784.3	31,337.0

- F24 -

Changes in the allowances are summarized as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
		(In Millions)
Allowance for doubtful receivables
Balance, beginning of year	1,020.4	982.8	980.6
Effect of inclusion of a newly consolidated subsidiary, GUC	—	3.5	—
Additions	—	1.1	54.7
Deductions	(37.6)	(6.8)	(285.4)

Balance, end of the year	982.8	980.6	749.9

Allowance for sales returns and others
Balance, beginning of the year	2,135.8	3,342.5	4,317.4
Additions	4,650.2	5,805.5	5,382.2
Deductions	(3,443.5)	(4,830.6)	(6,828.8)

Balance, end of the year	3,342.5	4,317.4	2,870.8

10.	INVENTORIES, NET

	December 31
	2005	2006
	NT$	NT$
	(In Millions)

Finished goods	2,964.0	5,146.8
Work in process	13,359.2	14,688.7
Raw materials	1,765.3	1,674.0
Supplies and spare parts	1,325.6	926.1

	19,414.1	22,435.6
Allowance for losses	(1,685.8)	(1,004.9)

	17,728.3	21,430.7

Changes in the allowance are summarized as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
		(In Millions)

Balance, beginning of the year	1,364.2	1,577.5	1,685.8
Effect of inclusion of a newly consolidated subsidiary, GUC	—	0.2	—
Additions	1,771.6	159.0	172.1
Write-offs	(1,558.3)	(50.9)	(853.0)

Balance, end of the year	1,577.5	1,685.8	1,004.9

- F25 -

11.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2005		2006
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
	NT$		NT$
	(In Millions)		(In Millions)
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	4,215.2	32	7,960.9	39
Vanguard International Semiconductor Corporation (VIS)	5,419.7	27	5,931.7	27
VisEra Holding	652.5	50	1,108.3	49

	10,287.4		15,000.9

In November 2006, the Company acquired 81 thousand shares in SSMC from EDB Investments Pte Ltd. under a Shareholders Agreement. After the acquisition, the number of SSMC shares owned by the Company increased from 382 thousand to 463 thousand; the percentage of ownership increased from 32% to 39%.

For the years ended December 31, 2004, 2005 and 2006, net equity in earnings of NT$2,094.1million, NT$1,433.2 million and NT$2,347.2 million were recognized, respectively. The carrying amounts of the investments accounted for using the equity method and the related equity in earnings of equity method investees were determined based on the audited financial statements of the investees for the same periods as the Company.
12.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2005	2006
	NT$	NT$
	(In Millions)

Non-publicly traded stocks	2,867.5	2,924.4
Mutual funds	335.0	347.9

	3,202.5	3,272.3

13.	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2005	2006
	NT$	NT$
	(In Millions)
Cost
Land improvements	851.2	844.7
Buildings	105,832.0	112,595.1
Machinery and equipment	510,922.1	579,825.3
Office equipment	9,670.6	10,646.7
Leased assets	597.7	612.9

	627,873.6	704,524.7
Advance payments and construction in progress	15,074.3	12,607.6

	642,947.9	717,132.3

Accumulated depreciation
Land improvements	206.4	234.4
Buildings	46,560.1	54,288.2
Machinery and equipment	344,431.0	400,579.6
Office equipment	6,862.5	7,839.3
Leased assets	64.6	96.6

	398,124.6	463,038.1

Net	244,823.3	254,094.2

- F26 -

Depreciation expense on property, plant and equipment was NT$64,276.5 million, NT$71,385.8 million and NT$71,225.2 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Interest expense for the year ended December 31, 2004 was NT$1,644.3 million (before deducting capitalized interest of NT$278.3 million). The interest rates used for the purpose of calculating the capitalized interest were 1.89% to 2.89% for the years ended December 31, 2004. No interest was capitalized during the years ended December 31, 2005 and 2006.

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases is from December 2003 to December 2013.
14.	DEFERRED CHARGES, NET

	December 31
	2005	2006
	NT$	NT$
	(In Millions)

Technology license fees	5,099.2	4,132.2
Software and system design costs	1,737.4	1,669.8
Others	169.7	134.9

	7,006.3	5,936.9

Amortization expense on deferred charges was NT$5,548.9 million, NT$4,341.3 million and NT$2,472.4 million for the years ended December 31, 2004, 2005 and 2006, respectively.

As of December 31, 2006, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Year	Amount
NT$
(In Millions)

2007	1,998.4
2008	1,647.5
2009	1,169.6
2010	538.8
2011	437.5
2012 and thereafter	145.1

5,936.9

15.	SHORT-TERM BANK LOANS

	December 31
	2005	2006
	NT$	NT$
	(In Millions)

Unsecured loans:
US$10 million repayable by June 2006, annual interest at 4.77%	328.5	—

- F27 -

16.	BONDS PAYABLE

	December 31
	2005	2006
	NT$	NT$
	(In Millions)

Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2005 and 2007 in two installments, 5.25% and 5.36% interest payable annually, respectively	4,500.0	4,500.0
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	15,000.0	15,000.0

	19,500.0	19,500.0
Current portion	—	(7,000.0)

	19,500.0	12,500.0

As of December 31, 2006, future principal repayments for the Company’s bonds were as follows:

Year of Repayment	Amount
NT$
(In Millions)

2007	$7,000.0
2009	8,000.0
2012	4,500.0

$19,500.0

17.	LONG-TERM BANK LOANS

	December 31
	2005	2006
	NT$	NT$
	(In Millions)

Secured loan:
US$20.0 million, repayable by November 2008 in 5 payments, annual interest at 5.91%	656.9	651.9
Unsecured loans:
Science Park Administration (SPA) SOC loan, repayable by July 2008 in 20 payments, interest-free	7.7	4.9
SPA DSP loan, repayable by April 2007 in 20 payments, interest-free	4.0	1.3

	668.6	658.1
Current portion	(5.5)	(4.1)

	663.1	654.0

As of December 31, 2006, assets of TSMC-Shanghai with an aggregate carrying amount of NT$4,293.6 million (RMB1,028.7 million) were provided as collateral for the aforementioned secured loan. Pursuant to the loan agreement, the annual audited financial statements of TSMC-Shanghai must comply with certain financial covenants. As of December 31, 2006, TSMC-Shanghai was in compliance with all such financial covenants.
As of December 31, 2006, future principal repayments under the Company’s long-term bank loans were as follows:

Year of Repayment	Amount
NT$
(In Millions)

2007	$4.2
2008	132.5
(Continued)

- F28 -

Year of Repayment	Amount
NT$
(In Millions)

2009	260.7
2010	260.7

$658.1

(Concluded)
18.	OTHER LONG-TERM PAYABLES

	December 31
	2005	2006
	NT$	NT$
	(In Millions)

Payables for acquisition of property, plant and equipment (Note 28k)	7,037.8	7,431.4
Payables for royalties	2,380.2	1,889.8

	9,418.0	9,321.2
Current portion (under accrued expenses and other current liabilities)	(869.1)	(617.9)

	8,548.9	8,703.3

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.
As of December 31, 2006, future payments for other long-term payables were as follows:

Year of Payment	Amount
NT$
(In Millions)

2007	$617.9
2008	337.0
2009	337.0
2010	337.0
2011	260.8
2012 and thereafter	7,431.5

$9,321.2

19.	PENSION PLANS
The Labor Pension Act (the Act) became effective on July 1, 2005. The employees of TSMC and GUC who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined TSMC and GUC after July 1, 2005 can only be subject to the pension mechanism under the Act.

The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, TSMC and GUC have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts starting from July 1, 2005. Furthermore, TSMC-NA and TSMC-Shanghai are required by local regulations to make monthly contributions, at a certain percentage of the monthly basic salary of their local employees. Pursuant to the aforementioned Act and local regulations, the Company has made monthly contributions and recognized pension costs of NT$7.5 million, NT$305.3 million and NT$679.9 million for the years ended December 31, 2004, 2005 and 2006, respectively.

TSMC and GUC have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary at retirement. TSMC and GUC contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the pension fund monitoring committees and deposited in the names of the committees in the Central Trust of China. Under the R.O.C. regulation, government authority will then collect the Fund as a Labor Retirement Fund and determine the assets allocation and investment policy.

- F29 -

TSMC and GUC use December 31 as the measurement date for their pension plans.

Changes in benefit obligation and plan assets for the years ended December 31, 2004, 2005 and 2006 are summarized as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
	(In Millions)
Benefit obligation

Projected benefit obligation at beginning of year	3,958.7	4,904.1	5,976.9
Effect of inclusion of a newly consolidated subsidiary, GUC	—	16.1	—
Service cost	632.6	470.9	178.5
Interest cost	128.3	163.8	164.2
Actuarial gain	185.9	436.6	653.4
Benefits paid	(1.4)	(14.6)	(16.9)

Projected benefit obligation at end of year	4,904.1	5,976.9	6,956.1

Plan assets

Balance, beginning of year	1,207.3	1,447.5	1,691.6
Effect of inclusion of a newly consolidated subsidiary, GUC	—	7.6	—
Actual return of plan assets	15.3	18.7	44.7
Employer contribution	226.3	226.2	233.1
Benefits paid	(1.4)	(8.4)	(10.8)

Balance, end of year	1,447.5	1,691.6	1,958.6

Other information of defined benefit plans was as follows:
a.	Components of net periodic pension cost

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
	(In Millions)

Service cost	632.6	470.9	178.5
Interest cost	128.3	163.8	164.2
Projected return on plan assets	(41.9)	(49.8)	(49.4)
Amortization	8.3	8.3	12.0

Net periodic pension cost	727.3	593.2	305.3

b.	Reconciliation of funded status of the plans and accrued pension cost

	December 31
	2005	2006
	NT$	NT$
	(In Millions)
Benefit obligation
Vested benefit obligation	62.3	102.9
Nonvested benefit obligation	3,364.3	3,883.4

Accumulated benefit obligation	3,426.6	3,986.3
Additional benefits based on future salaries	2,550.3	2,969.8

Projected benefit obligation	5,976.9	6,956.1
Fair value of plan assets	(1,691.6)	(1,958.6)

Funded status	4,285.3	4,997.5
Unrecognized net transition obligation	(127.0)	(118.4)

- F30 -

Unrecognized net loss	(684.4)	(1,339.0)

Accrued pension cost	3,473.9	3,540.1

Vested benefit	67.8	106.6

c.	Actuarial assumptions:

	December 31
	2005	2006
	NT$	NT$

Discount rate used in determining present values	2.75%-3.50%	2.25%-3.50%
Future salary increase rate	2.00%-3.00%	2.00%-3.00%
Expected rate of return on plan assets	2.50%-2.75%	2.50%
d.	Expected benefits payments

Amount
NT$
(In Millions)

2007	78.0
2008	11.2
2009	24.3
2010	39.4
2011	70.6
2012 and thereafter	701.2
e.	TSMC and GUC expect to make contributions to their pension funds in 2007 of NT$212.9 million and NT$2.2 million, respectively.

		Year Ended December 31
		2004	2005	2006
		NT$	NT$	NT$
			(In Millions)

f.	Contributions to the Funds	226.3	226.2	233.1

g.	Payments from the Funds	1.5	8.4	7.4

20.	INCOME TAX
a.	Income tax benefit (expense) consisted of:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
		(In Millions)
Current
Domestic	(566.5)	(3,531.8)	(7,395.2)
Foreign	(173.7)	(485.3)	(283.1)

	(740.2)	(4,017.1)	(7,678.3)

Deferred
Domestic	1,101.4	3,295.7	(173.7)
Foreign	2.2	90.8	78.3

	1,103.6	3,386.5	(95.4)

Income tax benefit (expense)	363.4	(630.6)	(7,773.7)

- F31 -

b.	A reconciliation of income tax expense based on “income before income tax” at statutory rates and income tax currently payable was as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
		(In Millions)
Income tax expense based on “income before income tax” at statutory rates	(23,840.5)	(23,658.5)	(34,786.3)
Tax effect of the following:
Tax-exempt income	14,712.5	12,243.4	12,281.4
Temporary and permanent differences	(658.2)	(1,123.7)	2,817.1
Additional tax at 10% on unappropriated earnings	(823.9)	(1,494.8)	(1,170.1)
Cumulative effect of changes in accounting principles	—	—	82.1
Investment tax credits used	10,470.9	10,133.8	12,769.4

Income tax currently payable	(139.2)	(3,899.8)	(8,006.4)

c.	Income tax benefit (expense) consisted of the following:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
		(In Millions)

Income tax currently payable	(139.2)	(3,899.8)	(8,006.4)
Other income tax adjustments	(555.8)	(117.3)	328.2
Net change in deferred income tax assets
Investment tax credits	234.7	(1,965.9)	(3,914.8)
Temporary differences	1,131.3	2,402.4	2,181.5
Net operating loss carryforwards	(1,653.0)	(690.6)	(1,412.9)
Adjustment in valuation allowance	1,345.4	3,640.6	3,050.7

Income tax benefit (expense)	363.4	(630.6)	(7,773.7)

d.	Net deferred income tax assets consisted of the following:

	December 31
	2005	2006
	NT$	NT$
	(In Millions)
Current deferred income tax assets
Investment tax credits	7,033.6	7,870.8
Temporary differences	454.1	584.2
Net operating loss carryforwards	15.8	—
Valuation allowance	(354.2)	(441.0)

	7,149.3	8,014.0

	December 31
	2005	2006
	NT$	NT$
	(In Millions)
Noncurrent deferred income tax assets
Investment tax credits	17,004.3	12,252.3
Temporary differences	14.1	895.5
Net operating loss carryforwards	6,261.5	4,816.8
Valuation allowance	(10,836.9)	(7,686.3)

	12,443.0	10,278.3

(Continued)

- F32 -

	December 31
	2005	2006
	NT$	NT$
	(In Millions)
Noncurrent deferred income tax liabilities
Temporary differences
Depreciation	(4,975.3)	(4,475.7)
Others	(679.3)	(0.5)

	(5,654.6)	(4,476.2)

Net noncurrent deferred income tax assets	6,788.4	5,802.1

(Concluded)
As of December 31, 2006, the net operating loss carryforwards were generated by WaferTech, TSMC Development and TSMC Technology and will expire on various dates through 2026.
e.	Integrated income tax information:
The balance of the imputation credit account as of December 31, 2005 and 2006 was NT$20.1 million and NT$828.6 million, respectively.
The actual and expected estimated creditable ratio for distribution of TSMC’s earnings of 2005 and 2006 was 2.88% and 0.54%, respectively.
The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.
f.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.
g.	As of December 31, 2006, the Company’s investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Item	Amount	Amount	Year
		NT$	NT$
		(In Millions)

Statute for Upgrading Industries	Purchase of machinery and equipment	2,686.0	—	2006
		4,113.4	—	2007
		6,803.0	3,956.0	2008
		6,030.3	6,030.3	2009
		5,114.8	5,114.7	2010

		24,747.5	15,101.0

Statute for Upgrading Industries	Research and development expenditures	1,800.9	—	2006
		1,283.7	38.6	2007
		1,668.8	1,668.8	2008
		1,572.2	1,572.1	2009
		1,580.6	1,580.6	2010

		7,906.2	4,860.1

(Continued)

- F33 -

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Item	Amount	Amount	Year
		NT$	NT$
		(In Millions)

Statute for Upgrading Industries	Personnel training	27.4	—	2006
		16.3	0.2	2007
		40.8	40.8	2008
		40.6	40.6	2009
		0.6	0.6	2010

		125.7	82.2

Statute for Upgrading Industries	Investments in important technology-based enterprises	79.8	79.8	2010

(Concluded)
h.	The profits generated from the following expansion and construction projects of TSMC are exempt from income tax:

Tax-Exemption Periods

Construction of Fab 8 — module B	2002 to 2005
Expansion of Fab 2 — modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007
Construction of Fab 14	2006 to 2010
i.	The tax authorities have examined income tax returns of TSMC through 2003.
21.	SHAREHOLDERS’ EQUITY
Common Stock, Capital Surplus and Earnings
As of December 31, 2006, 889.7 million ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 4,448.7 million (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the TSMC’s paid-in capital.
As of December 31, 2005 and 2006, capital surplus consisted of the following:

	December 31
	2005	2006
	NT$	NT$
	(In Millions)

From merger	24,003.6	24,003.6
Additional paid-in capital	23,254.2	19,974.4
From convertible bonds	9,360.4	9,360.4
From treasury stock transactions	306.9	389.2
From long-term investments	192.8	379.9
Donations	—	—

	57,117.9	54,107.5

- F34 -

As of December 31, 2005 and 2006, retained earnings consisted of:

	December 31
	2005	2006
	NT$	NT$
	(In Millions)

Unappropriated earnings	106,196.4	152,778.1
Legal capital reserve	34,348.2	43,705.7
Special capital reserve	2,226.4	640.7

Total	142,771.0	197,124.5

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled TSMC’s paid-in capital;
b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;
c.	Bonus to directors and supervisors and bonus to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors and supervisors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;
d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are recorded in the year of shareholder approval and given effect to in the financial statements of that year.

The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial assets, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

- F35 -

The appropriations of earnings for 2004, and 2005 had been approved in the shareholders’ meetings held on May 10, 2005, and May 16, 2006, respectively. The appropriations of earnings of 2006 were approved by the Board of Directors on February 6, 2007. The appropriations and dividends per share were as follows:

	Appropriations of Earnings			Dividends Per Share
	For Fiscal	For Fiscal	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2004	Year 2005	Year 2006	Year 2004	Year 2005	Year 2006
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)

Legal capital reserve	8,820.2	9,357.5	12,701.0
Special capital reserve	2,226.4	(1,585.7)	(11.2)
Employees’ profit sharing in cash	3,086.2	3,432.1	4,572.8
Employees’ profit sharing in stock	3,086.2	3,432.1	4,572.8
Cash dividends to common shareholders	46,504.1	61,825.1	77,489.1	2.00	2.50	3.00
Stock dividends to common shareholders	11,626.0	3,709.5	516.6	0.50	0.15	0.02
Bonus to directors and supervisors	231.5	257.4	285.8

	75,580.6	80,428.0	100,126.9

The shareholders’ meeting held on May 16, 2006 also resolved to distribute stock dividends out of capital surplus in the amount of NT$3,709.5 million. The Board of Directors also resolved to distribute stock dividends out of capital surplus in the amount of NT$774.9 million on February 6, 2007. However, the Company Law prescribes that TSMC, as a holder of treasury stock, shall not participate in the appropriations of earnings. Therefore, the actual cash dividend per share and stock dividend per share are slightly more than those in the aforementioned resolutions.
The amounts of the appropriations of earnings for 2003, 2004 and 2005 are consistent with the resolutions of the meetings of the Board of Directors held on February 17, 2004, February 22, 2005 and February 14, 2006, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2004 and 2005, the basic earnings per share (after income tax) for the years ended December 31, 2004 and 2005 shown in the respective financial statements would have decreased from NT$3.97 to NT$3.70 and NT$3.79 to NT$3.50, respectively.
The shares distributed as a bonus to employees represented 1.33% and 1.39% of TSMC’s total outstanding common shares as of December 31, 2004 and 2005, respectively.
The above information about the appropriations of bonus to employees, directors and supervisors is available at the Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.
As of March 30, 2007, the appropriations of earnings for 2006 had not been approved by shareholders.
Preferred Stock
TSMC issued 1,300,000 thousand shares of unlisted Series A — preferred stock to certain investors on November 29, 2000. All of the preferred stock was redeemed at par value and retired on May 29, 2003. Under TSMC’s Articles of Incorporation, TSMC is no longer authorized to issue preferred stock.
The terms and conditions of the preferred shares were as follows:
Preferred shareholders
a.	Are entitled to receive cumulative cash dividends at an annual rate of 3.5%.
b.	Are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

- F36 -

c.	Have priority over the holders of common shares to the assets of TSMC available for distribution to shareholders upon liquidation or dissolution; however, the pre-emptive rights to the assets shall not exceed the issue price of the shares.
d.	Have voting rights similar to that of the holders of common shares.
e.	Have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from their issuance. The preferred shareholders have the aforementioned rights and TSMC’s related obligations remain the same until the preferred shares are redeemed by TSMC.
22.	STOCK-BASED COMPENSATION PLANS
TSMC’s Employee Stock Option Plans under the TSMC 2002 Plan, TSMC 2003 Plan and TSMC 2004 Plan were approved by the SFB on June 25, 2002, October 29, 2003 and January 6, 2005, respectively. The maximum number of options authorized to be granted under the TSMC 2002 Plan, TSMC 2003 Plan and TSMC 2004 Plan was 100.0 million, 120.0 million and 11.0 million, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the aforementioned TSMC Plans that had never been granted or had been granted but subsequently cancelled had expired as of December 31, 2006.

Information about TSMC’s outstanding stock options for the years ended December 31, 2004, 2005 and 2006 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(In Thousands)	(NT$)
Year ended December 31, 2004

Balance, beginning of year	49,357	43.0
Options granted	20,400	47.3
Options exercised	(87)	41.8
Options cancelled	(5,303)	45.9

Balance, end of year	64,367	44.1

Year ended December 31, 2005

Balance, beginning of year	64,367	40.5
Options granted	14,864	48.4
Options exercised	(6,837)	39.6
Options canceled	(4,636)	44.1

Balance, end of year	67,758	42.1

Year ended December 31, 2006

Balance, beginning of year	67,758	39.4
Options granted	2,758	40.1
Options exercised	(14,550)	40.1
Options canceled	(3,152)	43.7

Balance, end of year	52,814	39.6

- F37 -

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of dividends in accordance with the plans.
As of December 31, 2006, information about TSMC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		average	Weighted-		Weighted-
Range of	Number of	Remaining	average	Number of	average
Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)

$27.6-$39.7	34,584	5.15	$35.5	28,351	$35.5
$45.1-$52.3	18,230	6.88	47.5	4,390	45.7

	52,814			32,741

GUC’s Employee Stock Option Plans, consisting of the GUC 2002 Plan and GUC 2003 Plan, were approved by its Board of Directors on July 1, 2002 and January 23, 2003, respectively. The maximum number of options authorized to be granted under the GUC 2002 Plan and GUC 2003 Plan was 5,000 and 7,535, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.
Moreover, the GUC 2004 Plan and GUC 2006 Plan were approved by the SFB on August 16, 2004 and July 3, 2006 to grant a maximum of 2,500 options and 3,665 options, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. The options of the GUC 2004 Plan are valid for six years and the options of the GUC 2006 Plan are valid until August 15, 2011. Options of both Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.
Options of the aforementioned GUC Plans, except those of the GUC 2006 Plan that had never been granted, or had been granted but subsequently canceled had expired as of December 31, 2006.
Information about GUC’s outstanding stock options for the years ended December 31, 2004, 2005 and 2006 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Prices (NT$)

Year ended December 31, 2004

Balance, beginning of year	7,058	10.5
Options granted	831	10.5

Balance, end of year	7,889	10.5

Year ended December 31, 2005

Balance, beginning of year	7,889	10.5
Options granted	2,499	11.0
Options exercised	(2,641)	10.5
Options canceled	(615)	10.6

Balance, end of year	7,132	10.7

(Continued)

- F38 -

		Weighted-
		average
	Number of	Exercise
	Options	Prices (NT$)

Year ended December 31, 2006

Balance, beginning of year	7,132	$10.7
Options granted	3,689	19.5
Options exercised	(2,862)	10.5
Options canceled	(617)	12.1

Balance, end of year	7,342	14.0

(Concluded)
As of December 31, 2006, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
Weighted-
		average	Weighted-		Weighted-
Range of		Remaining	average		average
Exercise	Number of	Contractual	Exercise	Number of	Exercise
Price (NT$)	Options	Life (Years)	Price (NT$)	Options	Price (NT$)

$10.0-$18.4	7,342	1.58-4.75	$14.0	15	$10.5
The requisite service period under the TSMC 2002 Plan, 2003 Plan, and 2004 Plan is 4 years, which is the same as the vesting period. Based on the vesting schedule, 50% of the options vest two years after the date of grant, 25% of the options granted vest three years after the date of grant, and the remaining 25% of the options vest four years after the date of grant. If employment is terminated voluntarily by an employee or by the Company, any vested options must be exercised within three months from the employment termination date. For the GUC 2002 Plan, 2003 Plan, 2004 Plan and 2006 Plan, the requisite service period is also 4 years. The vesting period is 4 years, with 50% of the options vesting two years after the date of grant and the remaining 50% vesting four years after the date of grant.
No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2004, 2005 and 2006. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the years ended December 31, 2004, 2005 and 2006 would have been as follows:

		Year Ended December 31
		2004	2005	2006
Assumptions:
TSMC	Weighted average fair value of grants	19.73	17.69	—
	Expected dividend yield	1.00%	1.00%-3.44%	1.00%-3.44%
	Expected volatility	43.77%-46.15%	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years	5 years

GUC	Weighted average fair value of grants	3.86	3.32	3.73
	Expected dividend yield	—	—	—
	Expected volatility	38.74%-41.74%	22.65%-28.02%	22.65%-41.74%
	Risk free interest rate	2.56%	2.56%	2.23%-2.56%
	Expected life	6 years	6 years	3-6 years

- F39 -

		Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
	(In Millions)
Net income attributable to shareholders of the parent:
As reported	92,316.1	93,575.0	$127,009.7
Pro forma	92,257.4	93,456.5	126,887.2

Consolidated earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	3.58	3.63	4.93
Pro forma basic EPS	3.58	3.63	4.92
Diluted EPS as reported	3.58	3.63	4.92
Pro forma diluted EPS	3.57	3.63	4.92
The expected volatility is determined based on the historical stock price trends. The expected life computation is based on business environment and the option plan itself. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant. The dividend yield is based on the anticipated future cash dividends yield at the time of grant.
23.	TREASURY STOCK

	Beginning	Stock		Ending
	Shares	Dividends	Disposal	Shares
	(Shares in Thousands)
Year ended December 31, 2005

Parent company stock held by subsidiaries	45,521	2,242	14,825	32,938

Year ended December 31, 2006

Parent company stock held by subsidiaries	32,938	988	—	33,926

Proceeds from sales of treasury stock for the years ended December 31, 2004 and 2005 were NT$39.9 million and NT$899.5 million, respectively. As of December 31, 2005 and 2006, the book value of the treasury stock was NT$918.1 million; the market value was NT$2,047.1 million and NT$2,290.0 million, respectively. TSMC’s stock held by subsidiaries is treated as treasury stock and the holders are entitled to the rights of shareholders, except that starting from June 24, 2005, pursuant to the revised Company Law, the holders are no longer entitled to vote in shareholders’ meetings.
24.	CONSOLIDATED EARNINGS PER SHARE

	Year Ended December 31
	2004		2005		2006
	Before	After	Before	After	Before	After
	Income	Income	Income	Income	Income	Income
	Tax	Tax	Tax	Tax	Tax	Tax
Consolidated basic EPS
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$3.56	$3.58	$3.66	$3.63	$5.16	$4.87
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	—	—	—	—	0.06	0.06

Income attributable to shareholders of the parent	$3.56	$3.58	$3.66	$3.63	$5.22	$4.93

(Continued)

- F40 -

	Year Ended December 31
	2004		2005		2006
	Before	After	Before	After	Before	After
	Income	Income	Income	Income	Income	Income
	Tax	Tax	Tax	Tax	Tax	Tax
Consolidated diluted EPS
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$3.56	$3.58	$3.66	$3.63	$5.16	$4.86
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	—	—	—	—	0.06	0.06

Income attributable to shareholders of the parent	$3.56	$3.58	$3.66	$3.63	$5.22	$4.92

(Concluded)
Consolidated EPS was computed as follows:

	Amounts (Numerator)		Number of	EPS
			Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax
	NT$	NT$		NT$	NT$
	(In Millions)
Year ended December 31, 2004

Consolidated basic EPS
Income available to common shareholders of the parent	91,952.7	92,316.1	25,804,488	3.56	3.58

Effect of dilutive potential common stock — stock options	—	—	5,928

Consolidated diluted EPS
Income available to common shareholders of the parent (including effect of dilutive potential common stock)	91,952.7	92,316.1	25,810,416	3.56	3.58

Year ended December 31, 2005

Consolidated basic EPS
Income available to common shareholders of the parent	94,214.6	93,575.0	25,763,320	3.66	3.63

Effect of dilutive potential common stock — stock options	—	—	12,647

Consolidated diluted EPS
Income available to common shareholders of the parent (including effect of dilutive potential common stock)	94,214.6	93,575.0	25,775,967	3.66	3.63

Year ended December 31, 2006

Consolidated basic EPS
Income available to common shareholders of the parent	134,698.7	127,009.7	25,788,555	5.22	4.93

Effect of dilutive potential common stock — stock options	—	—	24,628

Consolidated diluted EPS
Income available to common shareholders of the parent (including effect of dilutive potential common stock)	134,698.7	127,009.7	25,813,183	5.22	4.92

- F41 -

25.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	December 31
	2005		2006
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)		(In Millions)

Assets

Financial assets at fair value through profit or loss	1,770.4	3,000.8	1,206.9	1,206.9
Available-for-sale financial assets	46,570.1	46,560.9	74,172.4	74,172.4
Held-to-maturity financial assets	29,377.8	29,081.9	37,484.3	37,375.5
Investments accounted for using equity method (with market price)	5,419.7	10,991.1	5,931.8	11,027.1

Liabilities

Financial liabilities at fair value through profit or loss	234.3	0.2	10.9	10.9
Bonds payable (including current portion)	19,500.0	19,924.9	19,500.0	19,817.1
Long-term bank loans (including current portion)	668.6	668.6	658.1	658.1
Other long-term payables (including current portion)	11,212.4	11,212.4	10,413.1	10,413.1
Obligations under capital leases	597.7	597.7	612.9	612.9
b.	Methods and assumptions used in the determination of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, short-term bank loans, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values.

2)	Fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets other than derivatives and structured time deposits were based on their quoted market prices.

3)	Fair values of derivatives and structured time deposits were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amount.
c.	Gains recognized for the changes in fair value of derivatives estimated using valuation techniques were NT$33.7 million for the year ended December 31, 2006.

d.	As of December 31, 2005 and 2006, financial assets exposed to fair value interest rate risk were NT$77,190.3 million and NT$111,492.3 million, respectively, financial liabilities exposed to fair value interest rate risk were NT$234.3 million and NT$10.9 million, respectively, and financial assets exposed to cash flow interest rate risk were NT$7,227.0 million and NT$7,171.1 million, respectively.

e.	The Company recognized an unrealized gain of NT$388.1 million (NT$386.0 million attributable to shareholders’ equity of the parent and NT$2.1 million attributable to minority interests) in shareholder’s equity for the changes in fair value of available-for-sale financial assets for the year ended December 31, 2006. The Company also recognized an unrealized gain of NT$175.6 million in shareholders’ equity for the changes in fair value of available-for-sale financial assets held by equity method investees for the year ended December 31, 2006.

- F42 -

f.	Information about financial risk
1)	Market risk. The publicly-traded stocks categorized as financial assets at fair value through profit or loss are exposed to market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency-denominated assets and liabilities. Therefore, the market risk of derivatives will be offset by the foreign exchange risk of these assets and liabilities. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities. Therefore, the fluctuations in market interest rates would result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly engages in investments in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
26.	RELATED PARTY TRANSACTIONS
Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Industrial Technology Research Institute (ITRI), the chairman of TSMC was one of ITRI’s supervisors, who resigned in October 2006.

b.	Philips, a major shareholder of TSMC

c.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

d.	Indirect investee

VisEra, originally an investee over which the Company had a controlling interest; beginning in November 2005, VisEra became an indirect investee accounted for using the equity method due to changes in investment structure.

XinTec Corporation (XinTec), the chairman of VisEra was previously one of Xintec’s directors. Because VisEra has not been a consolidated entity of the Company since November 2005, XinTec is no longer considered a related party.

e.	Omnivision International Holding, Ltd. (Omnivision), originally a shareholder holding a 25% equity interest in VisEra. Because VisEra has not been a consolidated entity of the Company since November 2005, Omnivision is no longer considered a related party.

f.	Huawei Semiconductor (Shanghai) Co., Ltd. (Huawei), which has the same president as VisEra. However, because VisEra has not been a consolidated entity of the Company since November 2005, Huawei is no longer considered a related party.

- F43 -

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
	(In Millions)
For the year

Sales
Philips	5,463.6	3,298.8	4,025.0
Omnivision	—	2,489.2	—
Others	812.2	492.7	162.3

	6,275.8	6,280.7	4,187.3

Purchases
SSMC	5,869.1	5,729.7	6,820.6
VIS	9,169.6	4,142.4	3,919.6

	15,038.7	9,872.1	10,740.2

Manufacturing expenses — technical assistance fees
Philips (see Note 28a)	907.0	581.1	755.9

General and administrative expenses — rental
GUC	13.2	—	—

Research and development expenses
GUC	11.7	—	—

Proceeds from disposal of property, plant and equipment
VisEra	—	534.3	—

VIS	34.0	—	—

Non-operating income and gains
SSMC (primarily technical service income, see Note 28e)	364.5	316.2	315.0
VisEra	28.9	308.1	246.2
VIS (primarily technical service income, see Note 28h)	117.8	210.7	261.2

	511.2	835.0	822.4

At end of year

Receivables
Philips	581.5	573.6	250.9
Others	72.8	119.7	1.4

	654.3	693.3	252.3

Other receivables
VisEra	30.3	374.2	59.0
SSMC	63.7	149.2	69.6
VIS	47.6	74.5	121.9
Others	—	—	6.4

	141.6	597.9	256.9

(Continued)

- F44 -

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
	(In Millions)
Payables
Philips	469.5	694.0	688.6
VIS	1,533.9	563.2	719.8
SSMC	207.8	485.9	459.3
GUC	6.6	—	—

	2,217.8	1,743.1	1,867.7

Other long-term payables
Philips (see Note 28a)	2,318.0	1,100.5	403.4

Deferred credits
VisEra	—	186.5	124.4

(Concluded)
The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.

The Company leased certain buildings and facilities to VisEra with a monthly rental of NT$7.7 million (classified under non-operating income and gains). The Company deferred the gains (classified under deferred credits) derived from sales of property, plant, and equipment to VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.
27.	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land from the SPA. These operating leases expire on various dates from March 2008 to December 2021 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain equipment located in North America, Japan and Shanghai. These operating leases expire between 2007 and 2011 and can be renewed upon expiration.

As of December 31, 2006, future lease payments were as follows:

Year	Amount
NT$
(In Millions)

2007	945.7
2008	697.2
2009	422.4
2010	306.7
2011	211.1
2012 and thereafter	1,507.0

4,090.1

Rental expense for the years ended December 31, 2004, 2005 and 2006 was NT$823.0 million, NT$949.4 million and NT$1,368.2 million, respectively.

- F45 -

28.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of December 31, 2006, excluding those disclosed in other notes, were as follows:
a.	On June 20, 2004, TSMC and Philips amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between TSMC and Philips will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, TSMC will pay Philips royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of TSMC’s annual net sales. TSMC and Philips agreed to cross license the patents owned by each party. TSMC also obtained through Philips a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992, 1997, 2002 and on January 1, 2007.

c.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2006, TSMC had a total of US$116.3 million of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP) committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips (now NXP) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, TSMC will be relieved of any further obligation to transfer any additional technology. In addition, TSMC granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	In December 2003, TSMC entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. TSMC will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

- F46 -

i.	Effective January 1, 2006, the Company entered into the Joint Technology Cooperation Agreement with Philips, Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 45-nm and beyond advanced CMOS Logic and e-DRAM technologies. The Company will contribute process technologies and share a portion of the costs associated with this joint development project. This agreement will expire on December 31, 2008.

j.	TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation (“SMIC”), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, SMIC shall pay TSMC US$175.0 million over six years to resolve TSMC’s claims. As of December 31, 2006, SMIC had paid US$60.0 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC-North America and Wafertech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court, alleging TSMC of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC’s August complaint. SMIC also filed a civil action against us in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. The matters are pending in both courts. The outcome of the litigation cannot be determined at this time.

k.	TSMC-Shanghai entered into an agreement with a certain foreign company. In accordance with the agreement, TSMC-Shanghai is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC-Shanghai is obligated to compensate the counterparty for the loss incurred.

l.	Amounts available under unused letters of credit as of December 31, 2006 were NT$6.5 million.
29.	SEGMENT FINANCIAL INFORMATION
a.	Industry financial information
The Company is engaged mainly in the manufacturing, selling, packaging and testing of integrated circuits. Therefore, the disclosure of industry financial information is not applicable to the Company.
b.	Geographic information:

	North America		Adjustments
	and Others	Taiwan	and Elimination	Consolidated
	NT$	NT$	NT$	NT$
		(In Millions)
Year ended December 31, 2004

Sales to other than consolidated entities	143,801.1	113,411.5	—	257,212.6
Sales among consolidated entities	15,657.8	142,580.9	(158,238.7)	—

Total sales	159,458.9	255,992.4	(158,238.7)	257,212.6

Gross profit	6,173.8	110,160.6	(515.2)	115,819.2

Operating expenses				(27,337.5)
Non-operating income and gains				8,581.4
Non-operating expenses and losses				(5,097.5)

Income before income tax				91,965.6

Net income attributable to minority interest				12.9

(Continued)

- F47 -

	North America		Adjustments
	and Others	Taiwan	and Elimination	Consolidated
	NT$	NT$	NT$	NT$
	(In Millions)

Identifiable assets	89,045.2	416,076.6	(43,725.3)	461,396.5

Long-term investments				38,057.6

Total assets				499,454.1

Year ended December 31, 2005

Sales to other than consolidated entities	152,517.8	114,047.3	—	266,565.1
Sales among consolidated entities	13,513.2	152,132.5	(165,645.7)	—

Total sales	166,031.0	266,179.8	(165,645.7)	266,565.1

Gross profit	2,858.1	115,722.2	(377.4)	118,202.9

Operating expenses				(27,234.3)
Non-operating income and gains				9,399.4
Non-operating expenses and losses				(6,104.7)

Income before income tax				94,263.3

Net income attributable to minority interest				57.7

Identifiable assets	92,904.4	430,084.0	(45,861.3)	477,127.1

Long-term investments				42,382.5

Total assets				519,509.6

Year ended December 31, 2006

Sales to other than consolidated entities	191,511.9	125,895.3	—	317,407.2
Sales among consolidated entities	18,998.6	191,345.1	(210,343.7)	—

Total sales	210,510.5	317,240.4	(210,343.7)	317,407.2

Gross profit	5,641.4	150,498.0	(329.3)	155,810.1

Operating expenses				(28,545.4)
Non-operating income and gains				9,705.6
Non-operating expenses and losses				(3,608.1)

Income before income tax				133,362.2

Net income attributable to minority interest				185.5

Identifiable assets	133,341.6	441,339.4	(41,091.0)	533,590.0

Long-term investments				53,895.2

Total assets				587,485.2

(Concluded)

- F48 -

c.	Net sales

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
Areas	(In Millions)

Taiwan	36,649.6	30,908.7	34,483.2
United States	114,866.0	119,792.3	155,166.0
Asia and others	91,342.4	102,977.9	105,808.9
Europe	19,089.3	18,122.8	27,425.4

	261,947.3	271,801.7	322,883.5
Sales returns and allowances	(4,734.7)	(5,236.6)	(5,476.3)

Net sales	257,212.6	266,565.1	317,407.2

The net sales information is presented by billed regions.
d.	Major customers representing at least 10% of gross sales

	Year Ended December 31
	2004		2005		2006
	NT $	%	NT $	%	NT $	%
	(In Millions)

Customer A	22,114.6	8	24,718.3	9	33,950.4	11
Customer B	25,299.9	10	29,855.4	11	25,214.9	8
e.	Net sales by product categories:

	Year Ended December 31
Product Category	2004	2005	2006
	NT$	NT$	NT$
	(In Millions)

Wafer fabrication	233,216.9	239,576.6	286,452.0
Mask making	14,136.6	14,448.5	15,317.1
Others	9,859.1	12,540.0	15,638.1

	257,212.6	266,565.1	317,407.2

30.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (R.O.C. GAAP), which differ in the following respects from accounting principles generally accepted in the United States of America (U.S. GAAP):
a.	Marketable securities
Under R.O.C. GAAP, prior to January 1, 2006, marketable securities were carried at the lower of aggregate cost or market value, and debt securities were carried at cost, with only unrealized losses recognized. Effective January 1, 2006, the Company adopted R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement”, and No. 36, “Financial Instruments: Disclosure and Presentation”. Financial instrument including debt securities and equity securities are categorized as financial assets or liabilities at fair value through profit or loss (FVTPL), available-for-sale (AFS) or held-to-maturity (HTM) securities. FVTPL has two sub-categories, financial assets designated on initial recognition as one to be measured at fair value, and those that are classified as held for trading, which are also measured at fair value with fair value changes recognized in profit and loss. These classifications are similar to those required by U.S. GAAP Statement of Financial Accounting Standard (U.S. SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

- F49 -

Under U.S. SFAS No.115, debt and equity securities that have readily determinable fair values are classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity.

Upon adoption of R.O.C. SFAS No. 34 and No. 36 on January 1, 2006, the Company recorded an accumulated effect of changes in accounting principles of NT$1,606.7 million to adjust the carrying basis of trading securities, which were recorded at the lower of aggregate cost or market value, to fair market value, which is a one-time reconciling adjustment between U.S. GAAP and R.O.C. GAAP in 2006.

Upon adoption of R.O.C. GAAP No. 34 and No. 36, the Company also adjusted the carrying value of the marketable securities categorized as available-for-sale, which were carried at the lower of aggregate cost or market with unrealized losses included in earnings, to fair market value on January 1, 2006, therefore unrealized gains and losses included in shareholders’ equity associated with available-for-sale marketable securities acquired prior to January 1, 2006 under R.O.C. GAAP would be different from that under U.S. GAAP.
b.	Equity-method investees
The Company’s proportionate share of the income (loss) from an equity-method investee may differ if the equity-method investee’s net income (loss) under R.O.C. GAAP differs from that under U.S. GAAP. Such differences between R.O.C. GAAP and U.S. GAAP would result in adjustments to investments accounted for using equity method and the equity in earnings (losses) of equity method investee recorded in net income.
c.	Impairment of long-lived assets
Under U.S. GAAP, an impairment loss is recognized when the carrying amount of an asset or a group of assets is not recoverable from the expected future cash flows and the impairment loss is measured as the difference between the fair value and the carrying amount of the asset or group of assets. The impairment loss is recorded in earnings and cannot be reversed subsequently. Effective January 1, 2002, long-lived assets (excluding goodwill and other indefinite lived assets) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Under R.O.C. GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no use were written down to fair value and recorded as either idle assets or assets held for disposition. Under R.O.C. GAAP, effective January 1, 2005, the Company is required to recognize an impairment loss when an indication is identified that the carrying amount of an asset or a group of assets is not recoverable from the expected future cash flows. However, if the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. The adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized. Accordingly, the depreciation basis of long-lived assets impaired prior to January 1, 2005 under U.S. GAAP is different from the depreciation basis under R.O.C. GAAP. However, no impairment charges were recorded by the Company since 2005 under either R.O.C. GAAP or U.S. GAAP.

- F50 -

d.	10% Tax On Unappropriated Earnings
In R.O.C., a 10% tax is imposed on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries). For R.O.C. GAAP purposes, the Company records the 10% tax on unappropriated earnings in the year of shareholders’ approval. Starting from 2002, the American Institute of Certified Public Accountants International Practices Task Force (the “Task Force”) concluded that in accordance with Emerging Issues Task Force (EITF) 95-10, “Accounting for tax credits related to dividends in accordance with SFAS 109,” the 10% tax on unappropriated earnings should be accrued under U.S. GAAP during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year. The adjustment had no effect on the income tax expense under U.S. GAAP in 2005 as a result of a corresponding reduction in the valuation allowance as the previously reserved tax credits became utilizable due to the additional tax. To the extent the Company does not have sufficient tax credits to offset the 10% tax, additional tax expense would be recognized under U.S. GAAP. Therefore, additional tax expense in the amount of NT$878.1 million and NT$3,278.0 million were recognized in 2004 and 2006 under U.S. GAAP, respectively.
e.	Goodwill and intangible assets
Under R.O.C. GAAP, goodwill was recorded for the excess of the purchase price over the net tangible assets for the purchase of a 32% equity interest in TSMC-Acer Semiconductor Manufacturing Corporation (TASMC) in 1999 and was being amortized over ten years. Under U.S. GAAP, the goodwill was being amortized over five years.

Goodwill was not recorded under R.O.C. GAAP for the acquisition of the remaining 68% equity interest in TASMC in June 2000, because under R.O.C. GAAP goodwill from a business combination in the form of a share exchange was charged to capital surplus. Under U.S. GAAP, the acquisition cost is the fair value of the shares issued in exchange and the difference between the acquisition cost and the sum of the fair values of the net tangible and identifiable intangible assets acquired is recorded as goodwill. Accordingly, the goodwill from the acquisition of the remaining 68% equity interest in TASMC was recorded for U.S. GAAP purpose and was being amortized over the estimated life of five years.

Effective January 1, 2002, the Company adopted U.S. SFAS No. 142, “Goodwill and Other Intangible Assets” and ceased amortization of goodwill which is now assessed for impairment annually or more frequently if impairment indicators arise. In accordance with U.S. SFAS No. 142, the Company determined that it is comprised of one reporting unit and has completed its goodwill impairment test and found no impairment as of December 31, 2004, 2005 and 2006.

Effective January 1, 2005, the Company adopted R.O.C. SFAS No. 35 “Accounting for Impairment of Asset” which required the Company to evaluate impairment of an asset group, including goodwill allocated to such group. The Company found no impairment as of December 31, 2005 and 2006. Effective January 1, 2006, the Company adopted R.O.C. SFAS No. 25 (revised 2005), “Business Combinations” which is similar to U.S. SFAS No. 142. Upon adoption of R.O.C. SFAS No.25, the Company ceased amortization and reviewed the goodwill impairment in accordance with the provisions of the standard and SFAS No. 35.
f.	Derivative financial instruments
Under R.O.C. GAAP, prior to January 1, 2006, the receivables or payables arising from forward contracts were restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to forward contracts were netted with the resulting amount presented as either an asset or a liability. The receivables and payables arising from cross-currency swap contracts and interest rate swap contracts that were related to the contracts of the same counter party were netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date was recorded as an adjustment to the interest income or expense associated with the hedged items. The notional amounts of foreign currency option contracts entered into for hedging purposes were not recognized as an asset or a liability on contract dates. The premiums paid or received for the options bought or written was amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gain or loss upon settlement was credited or charged to income in the year of settlement. Effective January 1, 2006, the Company adopted R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement,” and derivatives that do not qualify for hedge accounting are recorded as financial assets or liabilities at fair value through profit or loss (FVTPL) and measured at fair value as described in Note 2.

- F51 -

Under U.S. GAAP, derivative instruments are accounted for in accordance with U.S. SFAS No. 133, as amended, and require all entities to recognize derivative instruments as assets and liabilities on the balance sheet at fair value. If certain conditions are met, entities may elect to designate a derivative instrument as a hedging instrument. The derivative instruments used by the Company do not qualify for hedge accounting under U.S. SFAS No.133. Therefore, under U.S. GAAP, derivatives have historically been, and continue to be, recorded on the balance sheet at fair value, with the changes in fair values recognized in earnings.
g.	Bonuses to employees, directors and supervisors
According to R.O.C. regulations and TSMC’s Articles of Incorporation, a portion of the Company’s distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are usually paid in cash. However, bonuses to employees may be paid in cash or stock, or a combination of both. Under R.O.C. GAAP, the bonuses, including stock bonuses which are valued at the par value of NT$10 each, are treated as appropriations of retained earnings and are charged to retained earnings after such bonuses are formally approved by the shareholders in the following year.

Under U.S. GAAP, such bonuses are treated as compensation expense and are charged to earnings. The amount of compensation expense related to stock bonuses is determined based on the market value of TSMC’s common stock at the date of approval of distribution by shareholders in the following year. The total amount of the aforementioned bonuses to be paid in the following year is initially accrued based on management’s estimate pursuant to TSMC’s Articles of Incorporation in the year to which it relates. Any difference between the amount initially accrued and the market value of the bonuses upon the payment of cash and the issuance of shares is recognized in the year of approval by shareholders. Subsidiaries registered in R.O.C. follow the same accounting treatment as TSMC.

The Company records two separate U.S. GAAP reconciling adjustments relating to bonuses paid to employees, directors and supervisors each year. The first reconciling adjustment, referred to as “Bonuses to employees, directors and supervisors — current year accrual”, records the full bonuses earned in the current year, in an amount equal to the product of the total net income for the current year multiplied by the percentage set forth based on management’s estimate pursuant to TSMC’s Articles of Incorporation. The second reconciling adjustment, referred to as “Fair market value adjustment of prior year accrual”, is made in the following year to record the additional compensation expense for prior-year bonuses paid in stock, which is measured at the fair market value on the date of shareholder approval.
h.	Pension benefits
U.S. SFAS No. 87, “Employer’s Accounting for Pensions” requires the Company to determine the accumulated pension obligation and the pension expense on an actuarial basis. The Company adopted U.S. SFAS No. 87 at the beginning of 1993 for U.S. GAAP purposes.

U.S. SFAS No. 87 was amended by U.S. SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (U.S. SFAS No. 158) on September 29, 2006, which requires employers to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. U.S. SFAS No. 158 defines the funded status of a benefit plan as the difference between the fair value of the plan assets and the projected benefit obligation. Previously unrecognized items such as gains or losses, prior service credits and transition assets or liabilities will be recognized in other comprehensive income and will be subsequently recognized through net periodic benefit cost pursuant to the provisions of U.S. SFAS No. 87.

R.O.C. SFAS No. 18 is similar in many respects to U.S. SFAS No. 87 and was adopted by the Company in 1996. However, R.O.C. SFAS No. 18 does not require a company to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in the statement of financial position.

The difference in the dates of adoption gives rise to a U.S. GAAP difference in the actuarial computation for transition obligation pension expense and the related amortization.

- F52 -

i.	Stock-based compensation
Effective January 1, 2006, the Company adopted the fair value recognition provisions of U.S. Statement of Financial Accounting Standards (“U.S. SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“U.S. SFAS No. 123R), and the modified prospective transition method and therefore has not restated the results for prior periods. Under the transition method, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all unvested stock-based compensation awards granted prior to January 1, 2006 that are expected to vest, based on the grant date fair value estimated in accordance with the original provision of U.S. SFAS No. 123, “Accounting for Stock-Based Compensation” (“U.S. SFAS No. 123”). Upon an employee’s termination, unvested awards are forfeited, which affects the quantity of options to be included in the calculation of stock-based compensation expense. Forfeitures do not include vested options that expire unexercised. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimate in accordance with the provisions of U.S. SFAS No. 123R. The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally the option vesting term of four years. Prior to the adoption of U.S. SFAS No. 123R, the Company recognized stock-based compensation expense in accordance with U.S. Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). See Note 31c for additional stock-based compensation disclosures.

Certain characteristics of the stock options granted under TSMC 2002 Plan and the GUC 2004 Plan are not reasonably estimable using appropriate valuation methodologies as prescribed under U.S. SFAS No. 123 and have been accounted for using the variable accounting method. Upon the adoption of U.S. SFAS No. 123R, the Company continued to account for these stock options based on their intrinsic value, remeasured at each reporting date through the date of exercise or settlement.

Under R.O.C. GAAP, employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by the Accounting Research and Development Foundation in Taiwan (“ARDF”). The Company adopted the intrinsic value method and any compensation expense determined using this method is recognized over the vesting period. No stock-based compensation expense was recognized under R.O.C. GAAP for the years ended December 31, 2004, 2005 and 2006.
j.	Carry interest
For marketable security investments of InveStar Semiconductor Development Fund, Inc. (ISDF) managed by fund managers, the Company is required by the investment management contract to pay carry interests upon disposal of financial assets, which is calculated mainly based on total gains from the sale of financial assets multiplied by certain percentages. Therefore, the Company estimates and accrues for such expense based on total unrealized gains recorded during the year.

Under R.O.C. GAAP, carry interest expense was not accrued prior to 2006 as the marketable security investments were carried at the lower of cost or market and no unrealized gains were recognized prior to disposal of investments. Upon adoption of R.O.C. SFAS No. 34 and No. 36 on January 1, 2006, the Company started to accrue carry interest because marketable securities are now carried at fair market value.

Under U.S. GAAP, the Company accrued an expense of NT$193.3 million in 2005 and reversed such accrual in 2006 since the expense was recorded under R.O.C. GAAP in 2006.
k.	Earnings per share
Under R.O.C. GAAP, earnings per share is calculated as described in Note 2 and 24. Under U.S. GAAP, earnings per share is calculated by dividing net income by the average number of shares outstanding in each period, adjusted retroactively for any stock dividends issued and stock splits subsequently. Other shares issued from unappropriated earnings, such as stock bonuses to employees, are included in the calculation of weighted-average number of shares outstanding from the date of occurrence.
Under both R.O.C. GAAP and U.S. GAAP, the unvested stock options are included in the diluted EPS calculation using the treasury stock method if the inclusion of such would be dilutive. The accounting for stock option under R.O.C GAAP is generally the same as U.S. APB 25 in all material aspects, which uses intrinsic value to account for the stock-based compensation. However, under U.S. GAAP, upon the adoption of SFAS No. 123R, the denominator used to calculate diluted EPS is likely to be different from the denominator used under U.S. APB 25 and R.O.C. GAAP.

- F53 -

Under U.S. SFAS No.123R paragraph 66 and 67 states that the shares or stock options shall be treated as contingently issuable shares in accordance with U.S. SFAS No. 128, “Earnings per share”. The statement provides guidance on applying the treasury stock method for equity instruments granted in share-based payment transactions in determining diluted earnings per share. In applying the treasury stock method, the assumed proceeds shall be the sum of (a) the exercise price, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits that would be credited to additional paid-in capital assuming exercise of the options. Therefore, the number of shares included in the denominator of the diluted EPS calculation under U.S. SFAS No. 123R will be different from that under R.O.C. GAAP. Earnings per equivalent American Depository Share (ADS) is calculated by multiplying earnings per share by five (one ADS represents five common shares).
l.	Consolidated entities
Under R.O.C. GAAP, the Company adopted R.O.C. SFAS No. 7, “Consolidated Financial Statements”, which requires that the accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation. Partially owned, non-controlled equity investees are accounted for under the equity method. The standard is similar to Accounting Research Bulletin (“ARB”) No. 51 “Consolidated Financial Statements” (“ARB No. 51”).

U.S. FASB Interpretation No. 46R (Revised December 2003), “Consolidation of Variable Interest Entities”, which clarifies Accounting Research Bulletin No. 51 “Consolidated Financial Statements” and replaces FASB Interpretation No. 46 “Consolidation of Variable Interest Entities”, addresses consolidation by business enterprises of variable interest entities. The interpretation states that if an enterprise absorbs a majority of the expected losses or receives a majority of the expected residual rewards, or both, of a Variable Interest Entity (VIE) through its variable interests, it is identified as the primary beneficiary and is required to consolidate the VIE.

Under U.S. GAAP, the Company consolidated the accounts of VisEra for the year ended December 31, 2004 and for the ten months period ended October 31, 2005 based on the majority voting interest rule pursuant to Accounting Research Bulletin (“ARB”) No. 51 “Consolidated Financial Statements” (“ARB No. 51”) and U.S. FASB Interpretation No. 46R (Revised December 2003), “Consolidation of Variable Interest Entities”. Subsequent to October 31, 2005, however, VisEra was no longer treated as a consolidated subsidiary of the Company. The Company believes that this accounting treatment is appropriate under U.S. GAAP because: (i) the Company lost its control over VisEra in November 2005 due to changes in the investment structure through which VisEra became a subsidiary of VisEra Holdings (“Cayman”), in which the Company owns only a 50% equity interest; (ii) Cayman is not a variable interest entity (“VIE”) as defined in paragraph 5 of U.S. Financial Accounting Standard Board (“FASB”) Financial Interpretation No. 46R “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin (ARB) No. 51” (“FIN 46R”); (iii) Cayman is not a majority owned subsidiary of the Company that would require consolidation under ARB No. 51; and (iv) the Company does not otherwise have control over Cayman. Therefore, the Company deconsolidated VisEra as of November 1, 2005.

Under U.S. GAAP, the Company consolidated the accounts of GUC for the years ended December 31, 2004, 2005, and 2006. GUC is a business entity and an independent operation, which satisfies the exemption defined in paragraph 4h of FIN 46R. Therefore, GUC does not fall under the scope of FIN46R, and the Company follows ARB No. 51 as well as Regulation S-X Rule 1-02(g) to determine whether a parent-subsidiary relationship existed.

Under R.O.C. GAAP, prior to January 1, 2005, the Company did not consolidate VisEra and GUC due to the ownership percentage being less than 50%. In December 2004, the ARDF revised R.O.C. SFAS No. 7, which was required to be adopted by the Company on January 1, 2005. The revised R.O.C. SFAS No. 7 requires the Company to consolidate all investees in which the Company has a controlling interest. As a result of the adoption of this standard, subsequent to December 31, 2004, there has been no difference between R.O.C. GAAP and U.S. GAAP with respect to consolidated entities of the Company.

- F54 -

The following reconciles net income and shareholders’ equity under R.O.C. GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity determined under U.S. GAAP, giving effect to the differences listed above.

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions Except Per Share Amounts)
Net income

Net income attributable to shareholders of the parent based on R.O.C. GAAP	$92,316.1	$93,575.0	$127,009.7	$3,897.2

Adjustments:
a. Marketable securities
1. Adjustment of unrealized gain on trading securities	365.1	1,062.0	—	—
2. Reversal (realization) of unrealized loss on marketable securities	75.2	337.2	(262.0)	(8.0)
3. Reversal of cumulative effect of changes in accounting principle for adopting R.O.C. SFAS No. 34	—	—	(1,606.7)	(49.3)
b. U.S. GAAP adjustments on equity-method investees	952.2	(161.9)	(42.6)	(1.3)
c. Reversal of depreciation on assets impaired under U.S. GAAP	1,514.7	1,398.7	1,391.5	42.7
d. 10% tax on undistributed earnings	(878.1)	—	(3,278.0)	(100.6)
e. Reversal of amortization of goodwill recognized under R.O.C. GAAP	1,255.3	1,220.3	—	—
f. Adjustment to market value for derivative financial instruments	(142.0)	(225.3)	—	—
g. Bonuses to employees, directors and supervisors
1. Current year accrual	(6,403.9)	(7,121.7)	(9,488.6)	(291.1)
2. Fair market value adjustment of prior year accrual	(12,956.7)	(13,795.4)	(18,016.4)	(552.8)
h. Pension expense	2.6	(9.9)	3.9	0.1
i. Stock-based compensation
1. Stock-based compensation	156.2	(791.4)	(471.7)	(14.5)
2. Cumulative effect of changes in accounting principle for adopting U.S. SFAS 123R	—	—	37.9	1.2
j. Adjustment of carrying interest	—	(193.3)	170.4	5.2
Income tax effect of U.S. GAAP adjustments	7.0	147.8	98.3	3.0
Minority interest effect of U.S. GAAP adjustments	(10.3)	(23.8)	165.0	5.0

Net adjustment	(16,062.7)	(18,156.7)	(31,299.0)	(960.4)

Net income based on U.S. GAAP	76,253.4	75,418.3	95,710.7	2,936.8

Basic earnings per common share
Income before cumulative effect of changes in accounting principles	3.04	2.98	3.73	0.11
Cumulative effect of changes in accounting principles	—	—	—	—

Net income	3.04	2.98	3.73	0.11

(Continued)

F55 -

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions Except Per Share Amounts)

Diluted earnings per common share
Income before cumulative effect of changes in accounting principles	3.04	2.98	3.73	0.11
Cumulative effect of changes in accounting principles	—	—	—	—

Net income	3.04	2.98	3.73	0.11

Basic earnings per ADS
Income before cumulative effect of changes in accounting principles	15.22	14.90	18.67	0.57
Cumulative effect of changes in accounting principles	—	—	—	—

Net income	15.22	14.90	18.67	0.57

Diluted earnings per ADS
Income before cumulative effect of changes in accounting principles	15.22	14.89	18.66	0.57
Cumulative effect of changes in accounting principles	—	—	—	—

Net income	15.22	14.89	18.66	0.57

Basic number of weighted average shares outstanding under U.S. GAAP(thousands)	25,044,280	25,307,690	25,628,703

Diluted number of weighted average shares outstanding under U.S. GAAP (thousands)	25,050,208	25,320,337	25,650,266

(Concluded)

	Year Ended December 31
	2005	2006
	NT$	NT$	US$
			(Note 3)
		(In Millions)
Shareholders’ equity

Equity attributable to shareholders of the parent based on R.O.C. GAAP	445,630.3	507,981.3	15,587.0

Adjustments:
a. Marketable securities
1. Adjustment of unrealized gain on trading securities	1,875.9	—	—
2. Unrealized gain (loss) on available-for-sale marketable securities
(1) The Company	(99.7)	—	—
(2) Equity-method investees	21.3	—	—
(3) Reversal of unrealized loss on marketable securities under R.O.C. GAAP	412.4	—	—
b. U.S. GAAP adjustments on equity-method investees	(463.8)	(445.1)	(13.7)
c. Impairment of long-lived assets
1. Loss on impairment of assets	(10,740.7)	(10,657.7)	(327.0)
2. Reversal of depreciation on assets impaired under U.S. GAAP	7,223.0	8,561.8	262.7
(Continued)

- F56 -

	Year Ended December 31
	2005	2006
	NT$	NT$	US$
			(Note 3)
		(In Millions)

d. 10% tax on undistributed earnings	—	(3,278.0)	(100.6)
e. Goodwill
1. Carrying amount difference from 68% equity interest in TASMC’s share acquisition	52,212.7	52,212.7	1,602.1
2. Reversal of amortization of goodwill recognized under R.O.C. GAAP	(11,230.0)	(11,257.5)	(345.4)
f. Derivative financial instruments	(328.2)	—	—
g. Bonuses to employees, directors and supervisors	(7,121.7)	(9,488.5)	(291.1)
h. Accrued pension cost	(47.7)	(43.8)	(1.3)
i. Accrual for accumulated other comprehensive income under U.S. SFAS No. 158	—	(1,391.3)	(42.7)
j. Adjustment of carrying interest	(193.3)	—	—
Income tax effect of U.S. GAAP adjustments	194.2	209.0	6.4
Minority interest effect of U.S. GAAP adjustments	(47.5)	0.1	—

Net increase in equity attributable to shareholders of the parent	31,666.9	24,421.7	749.4

Equity attributable to shareholders of the parent based on U.S. GAAP	477,297.2	532,403.0	16,336.4

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)
Changes in equity attributable to shareholders of the parent based on U.S. GAAP

Balance, beginning of year	357,173.1	427,124.8	477,297.2	14,645.5
Net income for the year	76,253.4	75,418.3	95,710.7	2,936.8
Unrealized gain (loss) on available-for-sale marketable securities
TSMC	(346.1)	(133.3)	338.7	10.4
Equity-method investees	112.0	(221.4)	151.1	4.6
Common shares issued as bonus to employees
TSMC	15,677.5	16,881.6	21,431.1	657.6
Equity-method investees	—	54.4	51.6	1.6
Adjustment arising from changes of ownership percentage in investees	34.6	73.2	186.1	5.8
Translation adjustments	(2,273.6)	1,574.5	(549.1)	(16.9)
Proceeds from sales of treasury stock	39.9	899.5	—	—
Retirement of treasury stock	(7,059.8)	—	—	—
Cash dividends received by subsidiaries from parent company	22.8	84.3	82.3	2.5
Cash dividends to preferred shareholders	(184.5)	—	—	—
Cash dividends to common shareholders	(12,160.0)	(46,504.1)	(61,825.1)	(1,897.1)
Stock-based compensation	(168.1)	896.4	326.2	10.0
Issuance of stock from exercising stock options	3.6	270.9	575.2	17.7
Adjustment of prior year accrual of 10% tax on undistributed earnings	—	878.1	—	—
Adjustment of pension cost upon adoption of U.S. SFAS No. 158
TSMC	—	—	(1,391.3)	(42.7)
Equity-method investees	—	—	18.3	0.6

Balance, end of year	427,124.8	477,297.2	532,403.0	16,336.4

- F57 -

The following U.S. GAAP condensed balance sheets as of December 31, 2005 and 2006, and statements of operations for the years ended December 31, 2004, 2005 and 2006 have been derived from the audited consolidated financial statements and reflect the adjustments presented above.
Certain accounts have been reclassified to conform to U.S. GAAP. Technical service income is included as sales with the related costs included in cost of sales. Gains and losses on disposal of property, plant and equipment and other assets, losses on idle assets due to decreasing demand for products produced using those assets and certain other items in non-operating income (expense) are included as operating expenses.

	Year Ended December 31
	2005	2006
	NT$	NT$	US$
			(Note 3)
		(In Millions)
Assets
Current assets	214,141.3	260,317.2	7,987.6
Long-term investments	42,292.1	53,450.1	1,640.0
Property, plant and equipment, net	241,305.7	251,998.4	7,732.4
Goodwill	46,993.3	46,940.2	1,440.3
Other assets	14,186.6	13,402.5	411.4

Total assets	558,919.0	626,108.4	19,211.7

Liabilities
Current liabilities	42,765.4	59,627.1	1,829.6
Long-term liabilities	30,410.2	22,873.5	701.9
Other liabilities	7,786.1	10,048.1	308.3
Minority interest in subsidiaries	660.1	1,156.7	35.5
Equity attributable to shareholders of the parent	477,297.2	532,403.0	16,336.4

Total liabilities and shareholders’ equity	558,919.0	626,108.4	19,211.7

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Net sales	260,035.0	267,027.7	317,978.7	9,756.9
Cost of sales	154,785.3	161,808.4	179,174.2	5,497.8
Gross profit	105,249.7	105,219.3	138,804.5	4,259.1
Operating expenses	32,190.9	32,763.6	37,050.1	1,136.9
Income from operations	73,058.8	72,455.7	101,754.4	3,122.2
Non-operating income (expenses), net	3,779.2	3,526.9	4,892.3	150.2
Income before income tax and minority interest	76,838.0	75,982.6	106,646.7	3,272.4
Net income before minority interest and cumulative effect of changes in accounting principles	—	—	95,693.3	2,936.3

Cumulative effect of changes in accounting principles	—	—	37.9	1.2

Net income attributable to shareholders of the parent	76,253.4	75,418.3	95,710.7	2,936.8

Income attributable to common shareholders of the parent	76,253.4	75,418.3	95,710.7	2,936.8

The Company reports comprehensive income (loss) in accordance with U.S. SFAS No. 130, “Reporting Comprehensive Income” under U.S. GAAP. U.S. SFAS No. 130 requires that in addition to net income (loss), a company should report other comprehensive income (loss) consisting of the changes in equity of the company during the year from transactions and other events and circumstance from nonowner sources. It includes all changes in equity during the year except those resulting from investments by shareholders and distribution to shareholders. The components of other comprehensive income for the Company consist of unrealised gains and losses relating to the

- F58 -

translation of financial statements maintained in foreign currencies and unrealized gains and losses relating to the Company’s investments in available-for-sale securities.

Statements of comprehensive income for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Net income attributable to shareholders of the parent based on U.S. GAAP	76,253.4	75,418.3	95,710.7	2,936.8

Other comprehensive income (loss), net of tax:
Adjustment of available-for-sale marketable securities
TSMC	(346.1)	(133.3)	338.7	10.4
Equity-method investees	112.0	(221.4)	151.1	4.6
Translation adjustments	(2,273.6)	1,574.5	(549.1)	(16.9)

	(2,507.7)	1,219.8	(59.3)	(1.9)

Comprehensive income	73,745.7	76,638.1	95,651.4	2,934.9

The Company applies R.O.C. SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. SFAS No. 95, “Statement of Cash Flows”. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in deferred charges, refundable deposits and other assets-miscellaneous, and cash flows from financing activities for changes in guarantee deposits, other liabilities and cash bonuses paid to employees, directors and supervisors are reclassified to operating activities under U.S. SFAS No. 95. Summarized cash flow data by operating, investing and financing activities in accordance with U.S. SFAS No. 95 are as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Net cash inflow (outflow) from:
Operating activities	150,192.4	155,445.3	199,536.9	6,122.6
Investing activities	(146,382.7)	(76,730.2)	(117,032.1)	(3,591.0)
Financing activities	(31,035.5)	(57,111.7)	(61,014.5)	(1,872.2)

Change in cash and cash equivalents	(27,225.8)	21,603.4	21,490.3	659.4
Cash and cash equivalents at the beginning of year	103,427.0	74,531.4	96,483.7	2,960.5
Effect of changes in foreign exchange rate	(1,669.8)	348.9	(136.8)	(4.2)

Cash and cash equivalents at the end of year	74,531.4	96,483.7	117,837.2	3,615.7

31.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP
a.	Recent accounting pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in fiscal 2007. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its results of operations and financial positions and is not yet in a position to determine such effects.

- F59 -

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for the Company beginning January 1, 2008. The Company is currently assessing the potential impact that the adoption of SFAS No. 157 will have on its results of operations and financial position and is not yet in a position to determine such effects.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements Nos. 87, 88, 106, and 132R” (SFAS No. 158). Provisions with respect to the recognition of an asset and liability related to the funded status and the changes in the funded status be reflected in comprehensive income are effective for fiscal years ending after December 15, 2006 and the change in measurement date provisions is effective for fiscal years ending after December 15, 2008. SFAS No. 158 also requires the measurement date of the plan’s funded status be the same as the Company’s fiscal year-end. The Company adopted all requirements of SFAS No. 158 in fiscal year 2006. Upon adoption of SFAS No. 158, the Company recognized a decrease to cumulative other comprehensive income of NT$1,391.3 million as of December 31, 2006.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements”. SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective for the Company’s fiscal year 2006 financial statements. The Company believes that the adoption of SAB No. 108 has no material impact on its results of operations and financial position.

b.	Marketable securities

As of December 31, 2005 and 2006, marketable securities by category are as follows, certain investments as of December 31, 2005 carried at the lower of cost or market value under R.O.C. GAAP were adjusted to fair value for purposes of U.S. GAAP presentation:

	R.O.C. GAAP		U.S. GAAP
	December 31
	2005	2006	2005	2006
	NT$	NT$	NT$	NT$
	(In Millions)

Marketable securities — trading	389.5	1,162.3	2,265.4	1,162.3
Marketable securities — available-for-sale	46,570.1	74,172.4	46,560.9	74,172.4
Marketable securities — held-to-maturity	29,377.8	37,484.3	29,377.8	37,484.3
The Company uses the average cost method for trading securities and available-for-sale securities when determining their cost basis. Proceeds from sales of available-for-sale securities for the years ended December 31, 2004, 2005 and 2006 were NT$28,801.3 million, NT$102,577.8 million and NT$91,620.4 million, respectively. Net realized gains on these sales were NT$154.5 million for the year ended December 31, 2004 and net realized losses on these sales were NT$137.9 million and NT$190.3 million for the years ended December 31, 2005 and 2006, respectively.

- F60

As of December 31, 2005 and 2006, available-for-sale and held-to-maturity securities of the Company were as follows:

	December 31, 2005
		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	NT$	NT$	NT$	NT$
	(In Millions)

Corporate bonds	21,098.6	10.4	(323.5)	20,785.5
Corporate issued asset-backed securities	11,724.1	2.5	(144.0)	11,582.6
Bond funds	6,055.6	143.4	—	6,199.0
Agency bonds	14,607.7	7.6	(118.6)	14,496.7
Government bonds	12,010.3	1.6	(21.3)	11,990.6
Money market funds	260.7	—	—	260.7
Publicly traded common stocks	19.9	109.5	—	129.4
Corporate notes	263.2	—	—	263.2
Structured time deposits	10,227.0	4.5	(296.4)	9,935.1

Total	76,267.1	279.5	(903.8)	75,642.8

Categorized as:
Current assets
Available-for-sale securities				46,452.8
Held-to-maturity securities				602.5
Long-term investments
Available-for-sale securities				108.1
Held-to-maturity securities				28,479.4

				75,642.8

	December 31, 2006
		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	NT$	NT$	NT$	NT$
	(In Millions)

Corporate bonds	30,389.3	53.5	(192.8)	30,250.0
Corporate issued asset-backed securities	10,600.9	14.5	(73.7)	10,541.7
Bond funds	25,768.7	378.6	—	26,147.3
Agency bonds	12,735.8	10.4	(54.6)	12,691.6
Government bonds	18,996.2	137.5	(78.2)	19,055.5
Money market funds	667.8	—	—	667.8
Publicly traded common stocks	89.0	119.9	—	208.9
Structured time deposits	12,171.1	—	(186.0)	11,985.1

Total	111,418.8	714.4	(585.3)	111,547.9

Categorized as:
Current assets
Available-for-sale securities				67,523.9
Held-to-maturity securities				8,522.6
Long-term investments
Available-for-sale securities				6,648.5
Held-to-maturity securities				28,852.9

				111,547.9

- F61 -

The following table shows the gross unrealized losses and fair value of the investments with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that have been in a continuous unrealized loss position as of December 31, 2006:

	Less than 12 Months		12 Months or Greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)

Corporate bonds	19,619.7	(80.5)	3,862.6	(112.3)	23,482.3	(192.8)
Corporate issued asset-backed securities	5,523.1	(41.2)	1,437.3	(32.5)	6,960.4	(73.7)
Agency bonds	4,324.4	(22.0)	1,625.2	(32.6)	5,949.6	(54.6)
Structured time deposits	1,994.0	(6.0)	9,991.1	(180.0)	11,985.1	(186.0)
Government bonds	15,738.2	(76.6)	768.1	(1.6)	16,506.3	(78.2)

	47,199.4	(226.3)	17,684.3	(359.0)	64,883.7	(585.3)

The gross unrealized losses related to bonds and structured time deposits were due to changes in interest rates. Because the Company has the ability and intent to hold the investments until a recovery of fair value, which may be maturity, management does not consider the investments to be other-than-temporarily impaired as of December 31, 2006.

As of December 31, 2006, the amortized cost and fair value of the Company’s available-for-sale and held-to-maturity investments in debt securities by contractual maturity were as follows:

	Amortized
	Cost	Fair Value
	NT$	NT$
	(In Millions)

Due in one year or less	11,733.0	11,559.0
Due after one year through two years	31,318.6	31,310.1
Due after two years through five years	30,191.3	30,031.5
Due after five years	11,650.4	11,623.3

	84,893.3	84,523.9

Total appreciation of trading marketable securities held by the Company as of December 31, 2005 and 2006 were NT$1,876 million and NT$964 million, respectively. Total appreciation as of December 31, 2005 included a gain of NT$221 million that resulted from the transfer of formerly unquoted available-for-sale securities to trading securities as they became marketable. There was no such transfer for the years ended December 31, 2004 and 2006.

c.	Stock-based compensation plans

Effective January 1, 2006, TSMC adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Shared-Based Payment” (“SFAS No. 123R”), using the modified prospective transition method and therefore has not restated the results for prior periods. Under the transition method, stock-based compensation expense in the year ended December 31, 2006 includes stock-based compensation expense for all share-based payment awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). In addition, the stock-based compensation expense also includes intrinsic value of certain outstanding share-based awards for which it was not possible to reasonably estimate their grant-date fair value under the requirement of SFAS No. 123. Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provision of SFAS No. 123R. The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally a four-year vesting period. The adoption of SFAS No. 123R resulted in a cumulative gain from accounting change of NT$37.9 million, which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted. Prior to the adoption of SFAS No. 123R, the Company accounted for

- F62 -

awards granted under the intrinsic value method prescribed by U.S. APB No. 25 and related interpretations, and provided the required pro forma disclosures prescribed by SFAS No. 123. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB No. 107”) regarding the SEC’s interpretation of SFAS No. 123R and the value of share-based payments for public companies. TSMC has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123R.

As a result of adopting U.S. SFAS No. 123R, income before income tax and cumulative effect of changes in accounting principles and net income for the year ended December 31, 2006 were NT$73.1 million and NT$67.1 million, respectively, lower than if the Company had continued to account for stock-based compensation under APB 25. The impact on both basic and diluted earnings per share for the year ended December 31, 2006 was less than NT$0.01. The pro forma table reflects net income and basic and diluted net earnings per share for the years ended December 31, 2004 and 2005 in accordance with the fair value based method provision of SFAS 123:

	Year Ended December 31
	2004	2005
	NT$	NT$
	(In Millions Except Per Share
	Amounts)

Net income based on U.S. GAAP, as reported	76,253.4	75,418.3
Add: stock-based compensation expense (gain) included in reported net income attributable to shareholders of the parent under APB No.25, net of tax	(156.2)	753.5
Less: stock-based compensation expense determined under SFAS No.123, net of tax	(61.6)	(846.8)

Pro forma net income attributable to shareholders of the parent	76,035.6	75,325.0

Earnings per share:
Pro forma basic and diluted earnings per share	3.04	2.98
Pro forma diluted earnings per share	3.04	2.97
Basic and diluted earnings per share as reported	3.04	2.98
Pro forma basic earnings per ADS	15.18	14.88
Pro forma diluted earnings per ADS	15.18	14.87
Basic earnings per ADS as reported	15.22	14.90
Diluted earnings per ADS as reported	15.22	14.89
The fair values of the options granted under the TSMC 2002 Plan and GUC 2004 Plan were not reasonably estimable using appropriate valuation methodologies as prescribed under SFAS No. 123 because the terms of such plans included a provision for a reduction in the exercise price in the event TSMC or GUC issues additional common shares or issues ADSs at a price lower than the exercise price of a granted stock option. Accordingly, the expenses for the stock options granted under the TSMC 2002 Plan and the GUC 2004 Plan were determined using the variable accounting method. Upon adoption of SFAS No. 123R, the Company continued to account for these stock options based on their intrinsic value, remeasured at each reporting date through the date of exercise or other settlement.

Please refer to Note 22 of the Consolidated Financial Statement for other general terms of TSMC’s and GUC’s Employee Stock Option Plans, such as the maximum contractual term and the number of shares authorized for each stock option plan, as well as the supplemental information such as outstanding options as of December 31, 2006.

- F63 -

The weighted average remaining contractual term and aggregate intrinsic value of options under the foregoing plans as of December 31, 2006 were as follows:

	Weighted Average
	Remaining
	Contractual	Aggregate
	Term	Intrinsic Value
		NT$
	(In Years)	(In Millions)

TSMC:
Options outstanding	5.8	1,471.9
Options exercisable	5.3	1,004.3

GUC:
Options outstanding	4.2	1,003.4
Options exercisable	1.9	2.1
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between TSMC’s or GUC’s stock closing price on the last trading date of the year ended December 31, 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006.

The number of options that are expected to vest for the years ended December 31, 2005 and 2006 was 42,447 thousand shares and 23,093 thousand shares, respectively.

Total intrinsic value of options exercised in the years ended December 31, 2005 and 2006 was NT$116.3 million and NT$332.2 million, respectively. Total fair value of options vested, net of taxes, during the years ended December 31, 2005 and 2006 was NT$512.6 million and NT$528.8 million, respectively.

d.	Subsidy income

The subsidy income of NT$321.9 million and NT$334.5 million recognized in the years ended December 31, 2005 and 2006, respectively, represented payments granted by the government of the People’s Republic of China (“PRC Government”) in connection with the Company’s investment in Mainland China. Under R.O.C. GAAP, such government grants are recorded as non-operating income when received. In the absence of specific U.S. GAAP accounting guidance, the Company applied the International Accounting Standard (“IAS”) 20, “Accounting for Government Grants and Disclosure of Government Assistance”. Therefore the subsidy income was recognized when received as non-operating income under U.S. GAAP as well.

e.	Settlement income

Settlement income of NT$964.7 million and NT$979.2 million was recognized in the years ended December 31, 2005 and 2006, respectively, under the settlement agreement with Semiconductor Manufacturing Company Limited (“SMIC”). The dispute settlement is not a component of the activities that constitute the Company’s ongoing major or central operations and therefore is classified as non-operating income in accordance with U.S. GAAP, FASB Standard of Financial Accounting Concept (“SFAC”) No. 6, “Elements of Financial Statements”.

Under paragraph 84 (g) of SFAC No. 5, “Recognition and Measurement in Financial Statements of Business Enterprises”, the Company recognized such settlement income on a cash basis due to the Company’s serious doubt as to its collectibility at the time the settlement agreement was consummated. The Company continues to analyze the recognition of the remaining settlement income based on its collectibility, and will evaluate SMIC’s reported financial condition, capital resources and liquidity condition on a regular basis.

- F64 -

EXHIBIT INDEX

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

1.1	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on May 16, 2006.

2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

3.1 (2)	Rules for Election of Directors and Supervisors, as amended and restated on May 7, 2002.

3.2 (2)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002.

4.1 (2)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 1997 to July 31, 2017) (in Chinese with English summary).

4.2 (3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 1, 1998 to April 30, 2018) (in Chinese with English summary).

4.3 (3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective November 1, 1999 to October 31, 2019) (in Chinese with English summary).

4.4 (3)	Land Lease with Hsinchu Science Park Administration relating to Fab 7 (effective December 4, 1989 to December 3, 2009) (in Chinese with English summary).

4.5 (2)	Land Lease with Hsinchu Science Park Administration relating to the Fab 7 (effective July 1, 1995 to June 30, 2015) (in Chinese with English summary).

4.6 (2)	Land Lease with Hsinchu Science Park Administration relating to Fab. 8 (effective March 15, 1997 to March 14, 2017) (in Chinese with English summary).

4.7 (3)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) (effective December 1, 1999 to November 30, 2019) (in Chinese with English summary).

+4.8 (1)	Technology Cooperation Agreement between Taiwan Semiconductor Manufacturing Company Ltd. and Philips Electronics N.V., as amended and restated on June 20, 2004.

4.9a (4)	Taiwan Semiconductor Manufacturing Company Limited 2002 Employee Stock Option Plan, as revised by the board of directors on March 4, 2003.

4.9aa (5)	Taiwan Semiconductor Manufacturing Company Limited 2003 Employee Stock Option Plan.

4.9aaa (6)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan.

4.9aaaa (1)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan, as revised on February 22, 2005.

4.9b (4)	TSMC North America 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.9bb (5)	TSMC North America 2003 Employee Stock Option Plan.

4.9c (4)	WaferTech, LLC 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.9cc (5)	Wafer Tech, LLC 2003 Employee Stock Option Plan.

4.9ccc (6)	Wafer Tech, LLC 2004 Employee Stock Option Plan.

4.9cccc (1)	Wafer Tech, LLC 2004 Employee Stock Option Plan, as revised on February 22, 2005.

+4.10 (7)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd.

4.11 (9)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 and Corporate Headquarters (effective April 1, 1988 to March 31, 2008) (in Chinese with English summary).

4.12 (9)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 and 4 (effective May 16, 1993 to May 15, 2013) (in Chinese with English summary).

4.13 (8)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

4.14 (8)	Land Lease with Southern Taiwan Science Park Administration relating to fabs located in Southern Taiwan Science Park (effective November 1, 2000 to October 31, 2020) (English summary).

8.1	List of manufacturing subsidiaries of Taiwan Semiconductor Manufacturing Company Limited.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

99.1	Consent of Deloitte & Touche.

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2004, filed by TSMC on May 16, 2005.

(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.

(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.

(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed by TSMC on June 23, 2003.

(5)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on October 20, 2003.

(6)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on January 6, 2005.

(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.

(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.

(9)	Previously filed in TSMC’s registration statement on Form F-1, filed by TSMC on September 15, 1997.

+	Contains portions for which confidential treatment has been requested.