Form 20-F
period 2007-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2008-04-15
CIK 1046179

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-14700
(Exact Name of Registrant as Specified in Its Charter)

Taiwan Semiconductor Manufacturing Company Limited (Translation of Registrant’s Name Into English)	Republic of China (Jurisdiction of Incorporation or Organization)
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
     As of December 31, 2007, 25,627,103,715 Common Shares, par value NT$10 each were outstanding.
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
     By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. Important factors that could cause those differences include, but are not limited to:
•	the volatility of the semiconductor and microelectronics industry;

•	overcapacity in the semiconductor industry;

•	the increased competition from other companies and our ability to retain and increase our market share;

•	our ability to develop new technologies successfully and remain a technological leader;

•	our ability to maintain control over expansion and facility modifications;

•	our ability to generate growth and profitability;

•	our ability to hire and maintain qualified personnel;

•	our ability to acquire required equipment and supplies necessary to meet business needs;

•	our reliance on certain major customers;

•	the political stability of our local region; and

•	general local and global economic conditions.
     Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity expansion plans, our expansion plans in mainland China, expectations as to the commercial production using 65-nanometer and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry. Please see “Item 3. Key Information — Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.

ITEM 3.	KEY INFORMATION
Selected Financial and Operating Data
     The selected income statement data, cash flow data and other financial data for the years ended December 31, 2005, 2006 and 2007, and the selected balance sheet data as of December 31, 2006 and 2007, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected income statement data, cash flow data and other financial data for the years ended December 31, 2003 and 2004 and the selected balance sheet data as of December 31, 2003, 2004 and 2005, set forth below, are derived from our audited consolidated financial statements not included herein. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted (“GAAP” or “R.O.C. GAAP”) in the Republic of China (“R.O.C.” or “Taiwan”), which differ in some material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) as further explained under note 30 to our consolidated financial statements included herein.

	Year ended and as of December 31,
	2003	2004	2005	2006	2007	2007
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Income Statement Data:
R.O.C. GAAP
Net sales	202,997	257,213	266,565	317,407	322,630	9,948
Cost of sales	(128,113)	(141,394)	(148,362)	(161,597)	(180,280)	(5,559)
Gross profit	74,884	115,819	118,203	155,810	142,350	4,389
Operating expenses	(23,583)	(27,337)	(27,234)	(28,545)	(30,628)	(944)
Income from operations	51,301	88,482	90,969	127,265	111,722	3,445
Non-operating income and gains(1)	5,669	8,581	9,399	9,705	11,934	368
Non-operating expenses and losses(1)	(5,791)	(5,097)	(6,105)	(3,608)	(2,014)	(62)
Income before income tax and minority interest	51,179	91,966	94,263	133,362	121,642	3,751
Income tax benefit (expense)	(3,923)	363	(630)	(7,774)	(11,710)	(361)
Income before cumulative effect of changes in accounting principles	47,256	92,329	93,633	125,588	109,932	3,390
Cumulative effect of changes in accounting principles	—	—	—	1,607	—	—
Income before minority interest	47,256	92,329	93,633	127,195	109,932	3,390
Minority interest in loss (income) of subsidiaries	3	(13)	(58)	(185)	(755)	(23)
Net income attributable to shareholders of the parent	47,259	92,316	93,575	127,010	109,177	3,367
Basic earnings per share(2)	1.78	3.50	3.55	4.82	4.14	0.13
Diluted earnings per share(2)	1.78	3.50	3.55	4.81	4.14	0.13
Basic earnings per ADS equivalent(2)	8.89	17.49	17.76	24.08	20.72	0.64

	Year ended and as of December 31,
	2003	2004	2005	2006	2007	2007
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Diluted earnings per ADS equivalent(2)	8.89	17.49	17.75	24.06	20.70	0.64
Basic weighted average shares outstanding(2)	26,470	26,391	26,349	26,375	26,347	26,347
Diluted weighted average shares outstanding(2)	26,479	26,396	26,360	26,399	26,368	26,368
U.S. GAAP
Net sales	203,600	260,035	267,028	317,979	323,221	9,967
Cost of sales(3)	(133,493)	(154,785)	(161,808)	(179,175)	(202,046)	(6,230)
Operating expenses(3)	(27,369)	(32,191)	(32,764)	(37,050)	(44,775)	(1,381)
Income from operations	42,738	73,059	72,456	101,754	76,400	2,356
Income before income tax and minority interest	42,441	76,838	75,983	106,647	85,973	2,651
Income tax expense	(3,881)	(508)	(483)	(10,954)	(14,012)	(432)
Cumulative effect of changes in accounting principles	—	—	—	38	—	—
Net income	38,661	76,253	75,418	95,711	71,658	2,210
Cumulative preferred dividends	(184)	—	—	—	—	—
Income attributable to common shareholders	38,477	76,253	75,418	95,711	71,658	2,210
Basic earnings per share(4)	1.54	3.03	2.97	3.72	2.74	0.08
Diluted earnings per share(4)	1.54	3.03	2.96	3.71	2.74	0.08
Basic earnings per ADS equivalent(4)	7.70	15.15	14.83	18.58	13.70	0.42
Diluted earnings per ADS equivalent(4)	7.70	15.15	14.82	18.56	13.69	0.42
Basic weighted average shares outstanding(4)	24,971	25,170	25,434	25,757	26,149	26,149
Diluted weighted average shares outstanding(4)	24,981	25,174	25,445	25,778	26,170	26,170
Balance Sheet Data:
R.O.C. GAAP
Working capital(1) (5)	136,121	120,574	177,179	213,457	201,116	6,202
Long-term investments(1)	10,748	38,058	42,383	53,895	36,461	1,124
Properties	211,854	258,911	244,823	254,094	260,252	8,025
Goodwill	8,721	7,116	6,011	5,985	5,988	185
Total assets	407,401	499,454	519,510	587,485	570,865	17,603
Long term bank borrowing	8,800	1,915	663	654	1,722	53
Long-term bonds payable	30,000	19,500	19,500	12,500	12,500	385
Guaranty deposit-in and other liabilities(5)(6)	8,876	15,079	17,986	18,333	17,251	532
Total liabilities	78,098	100,413	73,271	78,347	80,179	2,472
Capital stock	202,666	232,520	247,300	258,297	264,271	8,149
Cash dividend on common shares	—	12,160	46,504	61,825	77,489	2,389
Shareholders’ equity attributable to shareholders of the parent	329,214	398,965	445,631	507,981	487,092	15,020
Minority interest in subsidiaries	89	76	608	1,157	3,594	111
U.S. GAAP
Goodwill	47,287	46,757	46,993	46,940	46,926	1,447
Total assets	439,853	536,286	558,919	626,108	610,843	18,836
Total liabilities	81,977	108,416	80,962	92,549	94,021	2,899
Capital Stock	202,666	232,520	247,300	258,297	264,271	8,149
Mandatory redeemable preferred stock	—	—	—	—	—	—
Shareholders’ equity attributable to common shareholders of the parent	357,173	427,125	477,297	532,403	513,228	15,826
Minority interest in subsidiaries	703	745	660	1,156	3,594	111

	Year ended and as of December 31,
	2003	2004	2005	2006	2007		2007
	NT$	NT$	NT$	NT$	NT$		US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Other Financial Data:
R.O.C. GAAP
Gross margin	37%	45%	44%	49%	44%		44%
Operating margin	25%	34%	34%	40%	35%		35%
Net margin	23%	36%	35%	40%	34%		34%
Capital expenditures	37,871	81,095	79,879	78,737	84,001		2,590
Depreciation and amortization	69,161	69,819	75,649	73,715	80,005		2,467
Cash provided by operating activities(1)	116,037	153,523	157,225	204,997	183,766		5,667
Cash used in investing activities(1)(7)	(53,702)	(148,359)	(77,652)	(119,724)	(70,689)		(2,180)

Cash used in financing activities(7)	(27,073)	(32,181)	(57,969)	(63,783)	(135,410)		(4,175)

Net cash inflow (outflow)	35,199	(28,687)	22,181	21,353	(22,851)		(705)
Operating Data:
Wafer (200mm equivalent) shipment(8)	3,700	5,008	5,622	7,215	8,005		8,005
Billing Utilization Rate(9)	92%	105%	94%	102%	93	%(10)	93	%(10)

(1)	As a result of the adoption of the newly released R.O.C. Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (R.O.C. SFAS No. 34), and R.O.C. Statements of Financial Accounting Standards No. 36, “Financial Instruments: Disclosure and Presentation” (R.O.C. SFAS No. 36), the balances in 2004 and 2005 were reclassified to be consistent with the classification used in our consolidated financial statements for 2006 included herein. Amounts in 2004 reflect the reclassification of NT$2,565 million gains from non-operating expenses and losses to non-operating income and gains, NT$44 million from long-term investments to current investments in marketable financial instruments, and NT$372 million from cash used in investing activities to cash provided by operating activities. Amounts in 2005 reflect the reclassification of NT$2,331 million gains from non-operating expenses and losses to non-operating income and gains, NT$46 million from long-term investments to current investments in marketable financial instruments, and NT$212 million from cash used in investing activities to cash provided by operating activities. Balance in 2003 was not reclassified accordingly. See note 4 to our consolidated financial statements for additional details about these new accounting standards.

(2)	Retroactively adjusted for all subsequent stock dividends and employee stock bonuses.

(3)	Amounts in 2006 include share-based compensation expenses as a result of the adoption of U.S. Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, effective January 1, 2006. See note 30.i. to our consolidated financial statements for additional details about this new accounting standard. Amounts in 2003 and 2005 reflect the reclassification of NT$1,625 million and NT$159 million, respectively, from net non-operating expenses to operating expenses. Amounts in 2004 reflect the reclassification of NT$232 million from net non-operating income to operating expenses.

(4)	Retroactively adjusted for all subsequent stock dividends.

(5)	Amounts in 2003 reflect the reclassification of NT$727 million from current liabilities to long-term liabilities.

(6)	Consists of other long term payables and total other liabilities.

(7)	Amounts in 2003 reflect the reclassification of NT$300 million from cash used in investing activities to cash used in financing activities.

(8)	In thousands.

(9)	“Billing Utilization Rate” is equal to annual wafer shipment divided by annual capacity.

(10)	Capacity includes wafers committed by Vanguard.
Exchange Rates
     We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$”, “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007, which was NT$32.43 to US$1.00 on that date. On April 14, 2008, the noon buying rate was NT$30.31 to US$1.00.
     The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per U.S. dollar
	Average(1)	High	Low	Period-End
2003	34.41	34.98	33.72	33.99
2004	33.37	34.16	31.74	31.74
2005	32.16	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.82	33.41	32.26	32.43
October 2007	32.55	32.61	32.39	32.39
November 2007	32.33	32.39	32.26	32.26
December 2007	32.41	32.53	32.30	32.43
January 2008	32.36	32.49	32.15	32.15
February 2008	31.61	32.03	30.90	30.92
March 2008	30.58	31.09	29.99	30.37
April 2008 (through April 14, 2007)	30.38	30.52	30.29	30.31

(1)	Annual averages calculated from month-end rates.
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
     A vast majority of our sales revenue is derived from customers who use our services in personal computers, communication devices and consumer electronics products. Any significant decrease in the demand for the products may decrease the demand for overall global semiconductor foundry services, including our services and may adversely affect our revenues. In addition, the historical and current trend of declining average selling prices of end use applications places pressure on the prices of the components that go into these end use applications. If the average selling prices of end use applications continue decreasing, the pricing pressure on components produced by us may lead to a reduction of our revenue.
If we are unable to compete effectively in the highly competitive foundry segment of the semiconductor industry, we may lose customers and our profit margin and earnings may decrease.
     The markets for our foundry services are highly competitive both in Taiwan and internationally. We compete with other dedicated foundry service providers, as well as integrated device manufacturers. Some of these companies may have access to more advanced technologies and greater financial and other resources than us. Our competition may, from time to time, also decide to undertake aggressive pricing initiatives in one or more technology nodes. Competitive activities may cause us to lose customers or to decrease our average selling prices or both.
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
     We have been ramping up the production of our 300mm wafer fabs in the Hsinchu Science Park and Tainan Science Park, respectively, since 2004. In 2007, the capacity of our 300mm wafer fabs increased from 93,700 wafer per month in 2006 to 130,700 wafer per month in 2007. Expansion and modification of our production facilities will, among other factors, increase our costs. For example, we will need to purchase additional equipment, train personnel to operate the new equipment or hire additional personnel. If we do not increase our net sales accordingly in order to offset these higher costs, our financial performance may be adversely affected.
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
     Capital requirements are difficult to plan in the highly dynamic, cyclical and rapidly changing semiconductor industry. We will continue to need significant capital to fund our operations and growth. Although we currently have adequate financial resources and excellent relations with financial institutions who are willing to consider extending credit to us if needed on market terms, our continued ability to obtain sufficient external financing in the future is subject to a variety of uncertainties, including:
•	our future financial condition, results of operations and cash flow;

•	general market conditions for financing activities by semiconductor companies; and

•	social, economic, financial, political and other conditions in Taiwan and elsewhere.

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
     Our operations and ongoing expansion plans depend on our ability to obtain a significant amount of equipment and related services from a limited number of suppliers in a market that is characterized, from time to time, by intense demand, limited supply and long delivery cycles. During such times, supplier-specific or industry-wide lead times for delivery can be as long as four to ten months or more. To better manage potential shortage, we have implemented various business models and risk management contingencies with suppliers to shorten the procurement lead time. We also provide our projected demand for various items to many of our equipment suppliers to help them plan their production in advance. If we are unable to obtain equipment in a timely manner and at a reasonable cost, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations.
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
     According to our agreement with the Industrial Technology Research Institute of Taiwan, or ITRI, the Ministry of Economic Affairs of the R.O.C., or an entity designated by the Ministry of Economic Affairs, has an option to purchase up to 35% of certain of our capacity, if our outstanding commitments to our customers are not prejudiced. Although the Ministry of Economic Affairs has never exercised this option, if this option is exercised to any significant degree during tight market conditions, we may not be able to provide services to all of our other customers unless we are able to increase our capacity accordingly or outsource such increased demand and in a timely manner.
Any inability to obtain, preserve and defend our technologies and intellectual property rights could harm our competitive position.
     Our ability to compete successfully and to achieve future growth will depend in part on the continued strength of our intellectual property portfolio. While we actively enforce and protect our intellectual property rights, there can be no assurance that our efforts will be adequate to prevent the misappropriation or improper use of our proprietary technology, trade secrets, software or know-how. Also, we cannot assure you that, as our business or business models expand into new areas, we will be able to develop independently the technology, trade secrets, software or know-how necessary to conduct our business or that we can do so without infringing the intellectual property rights of others. As a result, we may have to rely increasingly on licensed technology from others. To the extent that we rely on licenses from others, there can be no assurance that we will be able to obtain any or all of the necessary licenses in the future on terms we consider reasonable or at all. The lack of necessary licenses could expose us to claims for damages and/or injunctions from third parties, as well as claims for indemnification by our customers in instances where we have contractually agreed to indemnify our customers against damages resulting from infringement claims.

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
     Under R.O.C. GAAP and U.S. GAAP, we are required to evaluate our long-lived assets and intangible assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We are also required under R.O.C. GAAP and U.S. GAAP to evaluate goodwill for impairment at least on an annual basis or whenever a triggering event or an indication of impairment occurs.
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
     While we generate revenue from hundreds of customers worldwide, our ten largest customers accounted for approximately 53% and 51% of our net sales in 2006 and 2007, respectively, and our largest customer accounted for approximately 10% and 11% of our net sales in 2006 and 2007, respectively. The loss of, or significant curtailment of purchases by, one or more of our top customers, including curtailments due to a change in the design or manufacturing sourcing policies or practices of these customers, or the timing of customer or distributor inventory adjustments, may adversely affect our results of operations and financial condition.

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
     We are required to comply with various R.O.C. and U.S. laws and regulations on internal controls. For example, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with the Annual Report on Form 20-F for the fiscal year ended December 31, 2006, we are required to furnish a report by management on our internal control over financial reporting, including management’s assessment of the effectiveness of our internal control over financial reporting. Moreover, R.O.C. law requires us to establish internal control systems that would reasonably ensure the effectiveness and efficiency of operations, reliability of financial reporting, and compliance with applicable laws and regulations. We are also required under R.O.C. law to file an internal control declaration within four months of the end of each fiscal year.
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
     For example, even though the R.O.C. and the People’s Republic of China (“PRC”) have co-existed for the past 59 years and significant economic and cultural relations have been established during that time, the financial markets have viewed certain past developments in relations between the two sides as occasions to depress general market prices of the securities of Taiwanese companies, including our own. In addition, the R.O.C. government currently restricts transfer by Taiwanese companies of certain technologies to and certain types of investments by Taiwanese companies in Mainland China.
Our results of operations could be materially adversely affected by natural disasters or interruptions in the supply of utilities (such as water or electricity) in the locations in which we, our customers or suppliers operate.
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
     Over half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. More than 90% of our sales are denominated in U.S. dollars and currencies other than NT dollars. Therefore, any significant fluctuation to our disadvantage in such exchange rate may have an adverse effect on our financial condition. For example, during the period from January 1, 2008 to March 31, 2008, the U.S. dollar has depreciated 6.4% against the NT dollar, which may have a material impact on our results of operations. In addition, fluctuations in the exchange rate between the U.S. dollar and the NT dollar may affect the U.S. dollar value of our common shares and the market price of the ADSs and of any cash dividends paid in NT dollars on our common shares represented by ADSs. Please see “Item 5. Operating and Financial Review and Prospects — Inflation” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a further discussion on the possible impact of other market factors on our results of operations.
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
     ADS holders will not generally be able to exercise the voting rights attaching to the deposited securities on an individual basis. According to the R.O.C. Company Law, the voting rights attaching to the deposited securities must be exercised as to all matters subject to a vote of shareholders collectively in the same manner, except in the case of an election of directors. Election of directors is by means of cumulative voting. See “Item 10. Additional Information — Voting of Deposited Securities” for a more detailed discussion of the manner in which a holder of ADSs can exercise its voting rights.
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
     One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund, one of our major shareholders, has sold our shares in the form of ADSs in several transactions since 1997. In May 2005, Philips, another major shareholder of ours, reiterated its intention, first announced in October 2003, to gradually and orderly reduce its equity interest in us.
     On March 9, 2007, Philips and TSMC jointly announced a multi-phase plan to facilitate an orderly exit by Philips from its current shareholding in us. Specifically, according to the announced plan, Philips intends to divest its current shareholding in us through one or more block trades on the Taiwan Stock Exchange, a public offering of our common shares in the form of ADSs, and through participation in the share buy-backs conducted by us during a period beginning in 2007 and ending in 2010.
•	The plan’s initial step occurred on March 12, 2007, when Philips sold approximately US$1.75 billion worth of our common shares over the Taiwan Stock Exchange through block trades to a few institutional investors in Taiwan.

•	The plan’s second step was a sale by Philips in a public offering registered with the U.S. Securities and Exchange Commission of approximately US$2.56 billion worth of our common shares in the form of ADSs on May 18, 2007. It is the intention of TSMC and Philips that no further ADS offerings will be conducted in respect of Philips’ shareholding in TSMC.

•	For the third step of the plan, we conducted a share repurchase program from November 14, 2007 to December 31, 2007, in the amount of approximately US$1.5 billion, and subsequently canceled 800 million common shares that had been repurchased. During the same period, Philips also disposed 800 million of our common shares by selling them in the open market. After the completion of this third step, Philips held approximately 5.1% of our total outstanding common shares as of February 29, 2008.

•	Lastly, the plan’s fourth step calls for us to conduct, subject to maintaining our current annual cash dividend per share, additional share repurchase and cancellation programs between 2008 and 2010. Philips has informed us that it intends to tender its remaining equity interest in us at such time. Philips may also consider selling its remaining equity interest in us to specified long-term investors mutually agreeable to Philips and us.
     While we hope to continue to work with Philips to implement the above plan to facilitate the contemplated disposals by Philips of its equity interests in us in a way that, to the extent possible, minimizes any adverse impact on us and the market price of our ADSs and common shares, there is no written agreement between us and Philips in respect of the above plan and no assurances can be given as to the timing and potential impact of the implementation of such plan or any other method of disposal by Philips.
     We cannot predict the effect, if any, that future sales of ADSs or common shares, or the availability of ADSs or common shares for future sale, will have on the market price of ADSs or common shares prevailing from time to time. Sales of substantial amounts of ADSs or common shares in the public market, or the perception that such sales may occur, could depress the prevailing market price of our ADSs or common shares.
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
Our History and Structure
     We believe we are currently the world’s largest dedicated foundry in the semiconductor industry. We were founded in 1987 as a joint venture among the R.O.C. government, Philips and other private investors and were incorporated in the R.O.C. on February 21, 1987. Our common shares have been listed on the Taiwan Stock Exchange since September 5, 1994, and our ADSs have been listed on the New York Stock Exchange since October 8, 1997.
     Vanguard International Semiconductor Corporation (“VIS”). In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established Vanguard, then an integrated DRAM manufacturer. Vanguard commenced volume commercial production in 1995 and listed its shares on the GreTai Securities Market in March 1999. As of February 29, 2008, we owned 36.7% of Vanguard. Please see “—Item 7. Major Shareholders and Related Party Transactions” for a further discussion.
     WaferTech in the United States. In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a US$1.2 billion foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. In December 1998, we increased the percentage of our ownership interest in WaferTech to 68%. By the end of the first quarter of 2001, we had increased the percentage of our ownership interest in WaferTech to approximately 99% by purchasing all of the remaining interest of all of the other joint venture partners. As of February 29, 2008, we owned an approximately 99.996% equity interest in WaferTech.
     Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Philips and EDB Investment Pte. Ltd. to found a joint venture, SSMC, to build a fab in Singapore. The SSMC fab commenced production in December 2000. Please see “—Item 7 Major Shareholders and Related Party Transactions” for a further discussion.
     Global Unichip Corporation (“GUC”). In January 2003, we acquired a 52.0% equity interest in GUC, a System-on-a-Chip (SoC) design service company that provides large scale SOC implementation services. GUC has been listed on Taiwan Stock Exchange since November 3, 2006. We owned 37.0% equity interest in GUC as of February 29, 2008.
     Operations in Mainland China. In August 2003, we established TSMC Shanghai (of which the manufacturing entity is Fab 10), a wholly-owned subsidiary primarily engaged in the manufacturing and selling of integrated circuits. We have achieved commercial production with 0.35 micron, 0.25 micron and 0.18 micron process technologies in Fab 10, our 200mm wafer fab in Shanghai, where we commenced production in late 2004. As of February 29, 2008, we owned a 100% equity interest in TSMC Shanghai.
     VisEra Technologies Company, Ltd. (“VisEra”). In October 2003, we and OmniVision Technolgies Inc., entered into a shareholders’ agreement to form VisEra Technologies Company, Ltd., a joint venture in Taiwan, for the purpose of providing back-end manufacturing service. As of February 29, 2008, we owned 44.1% equity interest in VisEra Technologies Company Ltd. Please see “—Item 7. Major Shareholders and Related Party Transactions for a further discussion.”
     Xintec, Inc. (“Xintec”). In January 2007, we acquired a 43.0% equity interest in XinTec, a supplier of wafer level packaging service, that we perceive would support our CMOS manufacturing business. As of February 29, 2008, we owned 42.5% equity interest in Xintec.
     Beginning March 1, 2008, we re-structured our business unit organization by forming the new Advanced Technology Business Organization and Mainstream Technology Business Organization. These two new organizations will respectively take responsibility for formulation, development, and execution of advanced technology and mainstream technology business objectives.

Our Principal Office
     Our principal executive office is located at No. 8, Li-Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. Our telephone number at that office is (886-3) 563-6688. Our web site is www.tsmc.com. Information contained on our website does not constitute part of this annual report.
Business Overview of the Company
     As a foundry, we manufacture semiconductors using our advanced or mainstream manufacturing processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of leading edge wafer fabrication processes, including processes to manufacture CMOS logic, mixed-signal, radio frequency, embedded memory, BiCMOS mixed-signal and other semiconductors. IC Insights (The McClean Report 2008 Edition) estimates that our revenue market share among dedicated foundries worldwide was 49% in 2006 and 47% in 2007. We also offer design, mask making, probing, testing and assembly services.
     We believe that our large capacity, particularly for advanced technologies, is a major competitive advantage. Please see “— Manufacturing Capacity and Technology” and “— Capacity Expansion and Technology Upgrade Plans” for a further discussion of our capacity.
     We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor and systems companies such as Altera Corporation, Broadcom Corporation, Marvell Semiconductor Inc., Microsoft Corporation, nVidia Corporation and Qualcomm Incorporated, to integrated device manufacturers such as Advanced Micro Devices, Inc., Analog Devices, Inc., Freescale Semiconductor Inc. and NXP Semiconductors. Fabless semiconductor and system companies accounted for approximately 67%, and integrated device manufacturers accounted for approximately 33%, of our net sales in 2007.
Our Facilities
     After combining the operations at two of our 200mm fabs in 2001 and the decommissioning of one of our 150mm wafer fabs (Fab 1) in March 2002, we currently operate one 150mm wafer fab, six 200mm wafer fabs and two 300mm wafer fabs, including Fab 14, where we commenced production in the fourth quarter of 2004. Our corporate headquarters and five of our fabs are located in the Hsinchu Science Park, two fabs are located in the Tainan Science Park, one fab is located in the United States, and one fab is located in Shanghai. Our corporate headquarters and our five fabs in Hsinchu occupy approximately 417,168 square meters of land. We lease all of this land from the Hsinchu Science Park Administration in Hsinchu under agreements that will be up for renewal in December 2027. We have leased from the Southern Taiwan Science Park Development Office 395,000 square meters of land for our fabs in the Tainan Science Park under agreements that will be up for renewal between November 2018 and December 2025. WaferTech owns 1,052,181 square meters of land in the State of Washington in the United States, where the WaferTech fab and related offices are located. TSMC Shanghai owns 420,000 square meters of land in Shanghai, where Fab 10 and related offices are located.
     Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs. We are expanding our 300mm fabrication capacity and R&D through Fab 12 in the Hsinchu Science Park and Fab 14 in the Tainan Science Park. Total monthly capacity for 300mm fabs was increased from 93,700 wafers in 2006 to 130,700 wafers in 2007. We will continuously evaluate our 300mm capacity in light of prevailing market conditions.
Manufacturing Capacity and Technology
     We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers or third party designers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net sales of advanced semiconductors with a resolution of 0.13 micron and below, and are one of the leaders in the semiconductor industry generally. We are the first semiconductor foundry with proven low-k technology in commercial production from the 0.13 micron process technology down to 65-nanometer node. Following our commercial production based on 65-nanometer NexsysSM process technology in 2006, we also unveiled 55-naometer NexsysSM process technology in 2007. Our 65-nanometer and 55-nanometer NexsysSM technologies are the third-generation proprietary processes that employ low-k dielectrics. In 2007, we also qualified our 45-nanometer process technology with ultra low-k dielectrics and advanced immersion lithography. We expect to begin its commercial production in 2008.

     The following table lists our fabs and those of our affiliates, together with the year of commencement of commercial production, technology and capacity during the last five years:

		Current most
		advanced technology
	Year of	for volume	Monthly capacity(3)(4)
Fab(1)	commencement	production(2)	2003	2004	2005	2006	2007
2	1990	0.45	42,977	47,584	47,584	50,506	51,685
3(5)	1995	0.18	71,600	83,300	83,300	89,900	90,500
5	1997	0.15	37,800	42,500	42,500	51,500	55,800
6	2000	0.13	63,500	73,000	73,000	83,400	94,000
7(7)	1995	0.35	11,800	13,400	13,400	—	—
8	1998	0.15	63,500	76,500	76,500	83,500	89,400
10	2004	0.18	—	500	15,600	32,000	31,000
11	1998	0.15	30,000	32,500	33,500	35,500	35,500
12	2001	0.055	31,797	60,300	106,875	131,175	160,755
14	2004	0.055	—	6,750	46,125	79,650	133,279
SSMC(6)	2000	0.18	9,600	13,400	16,700	17,700	20,700
Total			362,574	449,734	555,084	654,831	762,619

(1)	Fab 2 produces 150mm wafers. Fabs 3, 5, 6, 8, 10, Fab 11 (WaferTech) and SSMC produce 200mm wafers. Fab 12 and Fab 14 produce 300mm wafers. Fabs 2, 3, 5, 8 and 12 are located in Hsinchu Science Park. Fab 6 and Fab 14 are located in the Tainan Science Park. WaferTech is located in the United States, SSMC is located in Singapore and Fab 10 is located in Shanghai.

(2)	In microns, as of year-end.

(3)	Estimated capacity in 200mm equivalent wafers as of year-end for the total technology range available for production. Actual capacity during each year will be lower as new production capacity is phased in during the course of the year.

(4)	Under an agreement with Vanguard, TSMC is required to use its best commercial efforts to maintain utilization of a fixed amount of reserved capacity and will not increase or decrease the stipulated quantity by more than 5,000 wafers per month. Please see “Item 7. Major Shareholders and Related Party Transaction — Related Party Transactions — Vanguard International Semiconductor Corporation” for a discussion of certain of the Vanguard contract terms. The amounts to be used at Vanguard are not included in our monthly capacity figures.

(5)	Fab 4, which commenced operation in 1999 with initial technology of 0.5 micron, was consolidated into Fab 3 during the fourth quarter of 2001.

(6)	Represents that portion of the total capacity that we had the option to utilize as of December 31, 2003, December 31, 2004, December 31, 2005, December 31, 2006 and December 31, 2007. This fab commenced production in September 2000.

(7)	Fab 7 was decommissioned in June 2006 as we integrated its manufacturing facility as a part of Fab 12’s operation.
     As of December 31, 2007, our monthly capacity (in 200mm equivalent wafers) was 762,619 wafers, compared to 654,831 wafers at the end of 2006. This increase was primarily due to the expansion of our 0.15/0.18 micron mainstream technologies and our 90-nanometer and 65-nanometer advanced technologies.
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
     Except for regularly scheduled maintenance shutdowns, all of our fabs currently operate 24 hours per day, seven days per week. Employees work shifts of 12 hours each day on a two days on, two days off basis, except during periods of scheduled maintenance.
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

     Our capital expenditures in 2005, 2006 and 2007 were NT$79,879 million, NT$78,737 million and NT$84,001 million (US$2,590 million), respectively. Our capital expenditures in 2008 are expected to be approximately US$1,800 million, which may likely fluctuate depending on market conditions. In 2008, we anticipate capital expenditures to focus primarily on the following:
•	ramping up production at Fab 12 (Phase III), Fab 14 (Phase II) and Fab 10;

•	Fab 12 and Fab 14 facilities;

•	capacity expansion for mask and back-end operations; and

•	development of process technologies in 45-nanometer and below and other research and development projects.
     These investment plans are still preliminary and our expected capital expenditures may change per market conditions.
Markets and Customers
     The primary customers of our foundry services are fabless semiconductor companies/systems companies and integrated device manufacturers. The following table presents the breakdown of net sales by types of customers during the last three years:

	Year ended December 31,
	2005			2006			2007
Customer Type	Net Sales		Percentage	Net Sales		Percentage	Net Sales		Percentage
	(in millions, except percentages)
Fabless semiconductor companies/systems companies	NT$	187,662	70.4%	NT$	229,168	72.2%	NT$	215,662	66.8%
Integrated device manufacturers		78,903	29.6%		88,239	27.8%		106,968	33.2%
Total	NT$	266,565	100.0%	NT$	317,407	100.0%	NT$	322,630	100.0%
     We categorize our net sales based on the country in which the customer is headquartered, which may be different from the net sales for the countries to which we actually sell or ship our products. Under this approach, the following table presents a regional geographic breakdown of our net sales during the last three years:

	Year ended December 31,
	2005			2006			2007
Region	Net Sales		Percentage	Net Sales		Percentage	Net Sales		Percentage
	(in millions, except percentages)
North America	NT$	205,255	77.0%	NT$	247,895	78.1%	NT$	247,832	76.8%
Asia		40,785	15.3%		43,167	13.6%		45,128	14.0%
Europe		20,525	7.7%		26,345	8.3%		29,670	9.2%
Total	NT$	266,565	100.0%	NT$	317,407	100.0%	NT$	322,630	100.0%
     A significant portion of our net sales are attributable to a relatively small number of our customers. In 2006 and 2007, our ten largest customers accounted for approximately 53% and 51% of our net sales, respectively, and our largest customer accounted for approximately 10% and 11% of our net sales, respectively.
     Over the years, we have attempted to strategically manage our exposure to commodity memory semiconductor manufacturing services. This policy has successfully shielded us from significant adverse effects resulting from the previous precipitous price drops in the commodity memory semiconductor market.
     We have six customer support and/or marketing regions. The office in Hsinchu serves Asian (excluding Japanese and Mainland Chinese) customers. Wholly-owned subsidiaries in the United States, Japan, Mainland China, the Netherlands, South Korea and India serve North American, Japanese, Mainland Chinese, European, South Korean and Indian customers, respectively. Foundry service sales are technologically intensive and involve frequent and intensive contacts with customers. We believe that the most effective means of marketing our foundry services is by developing direct relationships with our customers. We do not use agents or distributors. Our customer service managers work closely with the sales force by providing integrated services and detailed technical advice and specifications to customers.

     Commitments by Customers. Because of the fast-changing technology and functionality in semiconductor design, foundry customers generally do not place purchase orders far in advance to manufacture a particular type of product. However, we engage in discussions with customers regarding their expected manufacturing requirements in advance of the placement of purchase orders.
     Several of our customers have entered into arrangements with us to ensure that they have access to specified capacity at our fabs. These arrangements are primarily in the form of deposit agreements. In a deposit agreement, the customer makes an advance cash deposit for an option on a specified capacity at our fabs. Deposits are generally refunded as shipments are made. As of December 31, 2007, our customers had on deposit an aggregate of approximately US$68 million to reserve future capacity.
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
     The following is a general, non-exhaustive description of the key types of semiconductors that we currently manufacture. Depending on future market conditions, we may provide other services or manufacture other types of products that may differ significantly from the following:
     Logic Semiconductors. Logic semiconductors process digital data to control the operation of electronic systems. The largest segment of the logic market, standard logic devices, includes microprocessors, microcontrollers, DSPs, graphic chips and chip sets.

     Mixed-Signal/RF Semiconductors. Analog/digital semiconductors combine analog and digital devices on a single semiconductor to process both analog and digital data. We make mixed-signal/RF semiconductors using both the CMOS and BiCMOS processes. We currently offer CMOS mixed-signal process down to the 45-nanometer NexsysSM technology for manufacturing mixed-signal/RF semiconductors. The primary uses of mixed-signal/RF semiconductors are in hard disk drives, wireless communications equipment and network communications equipment, with those made with the BiCMOS process occupying the higher end of the mixed-signal/RF market.
     Memory Semiconductors. Memory semiconductors, which are used in electronic systems to store data and program instructions, are generally classified as either volatile memory (which lose their data content when power supplies are switched off) or nonvolatile memory (which retain their data content without the need for a constant power supply). We currently offer CMOS process for the manufacture of SRAM, embedded DRAM as volatile memory, and for the manufacture of flash memory and embedded flash as nonvolatile memory.
     CMOS Image Sensor Semiconductors. Image sensors are primarily used in camera phone. We are currently the leading foundry for the production of CMOS image sensors, characterized by technology features including low dark current, high sensitivity, smaller pixel size and high dynamic range achieved through integration with mixed mode processes.
     High Voltage Semiconductors. We currently offer a range of high-voltage processes including High Voltage CMOS (HVCMOS), Bipolar-CMOS-DMOS (BCD) and Ultra-high Voltage technology (UHV), ranging from 5V to 700V, which are suitable for various panel-size display driver and power IC applications.
     The table below presents a breakdown of our net sales during the last three years by each semiconductor type:

	Year ended December 31,
	2005		2006		2007
Semiconductor Type	Net Sales	Percentage	Net Sales	Percentage	Net Sales	Percentage
	(in millions, except percentages)
CMOS
Logic	NT$199,657	74.9%	NT$240,278	75.7%	NT$234,354	72.6%
Memory	2,133	0.8%	3,174	1.0%	5,156	1.6%
Mixed-Signal(1)	63,442	23.8%	71,734	22.6%	80,247	24.9%
BiCMOS(2)	1,066	0.4%	1,904	0.6%	2,517	0.8%
Others	267	0.1%	317	0.1%	356	0.1%
Total	NT$266,565	100.0%	NT$317,407	100.0%	NT$322,630	100.0%

(1)	Mixed-signal semiconductors made with the CMOS process.

(2)	Mixed-signal and other semiconductors made with the BiCMOS process.
     Design and Technology Platforms.
     We offer a wide range of design services, from providing fundamental technology files, libraries and other silicon intellectual property to customization and chip implementation services.
     To facilitate our customers’ semiconductor designs, we provide a set of technology files for the process technologies we offer. The technology files include the necessary information to support design activities in physical layout, verification and circuit simulation. We can also provide complete process design kits, or PDKs, to support our customers’ circuit design environment.
     To accelerate the time-to-market for our customers, we provide a set of foundation library and selected silicon intellectual property to help designers expedite their design process. Our library and silicon intellectual property portfolio includes standard logic cells, input/output interface cells, and memory/analog blocks. Each library and silicon intellectual property portfolio is designed to maximize performance while minimizing area and power consumption. We also enter into arrangements with third-party providers to provide to our customers a broader range of library and silicon intellectual property offerings.

     With advanced process technologies predominately entering the nano-meter range, designers require more guidance to deal with the increasing complexities of managing performance and power consumption. Also, due to limited design and process margin on nano-meter technologies, fabless designers are required to work closely with a foundry to ensure that their designs are suitable for commercial manufacturing and can quickly be transferred to large volume manufacturing. For these purposes, we also provide design for manufacturing services, or DFM services, for our customers. We also create DFM models for advanced design flows that we co-developed with major design automation companies. Many of these advanced design flows are incorporated into our library, silicon intellectual property development and chip implementation services.
     In 2006 and 2007, we also established three design centers in North America, which allowed us to recruit North American design talent to further enhance our capability on design enablement.
     Multi-project Wafers Program (CyberShuttle). To help our customers reduce costs, we offer a dedicated multi-project wafer processing service that allows us to provide multiple customers with circuits produced with the same mask. This program reduces mask costs by a very significant factor, resulting in accelerated time-to-market for our customers. We have extended this program to all of our customers and library and IP partners using our broad selection of process technologies, ranging from the latest 40-, 45-, 55- and 65-nanometer processes to 0.18-, 0.25- and 0.35- micron. This extension offers a routinely scheduled multi-project wafer run to customers on a shared-cost basis for prototyping and verification.
     We developed our multi-project wafer program in response to the current system-on-chip development methodologies, which often require the independent development, prototyping and validation of several IPs before they can be integrated onto a single device. By sharing mask cost among our customers to the extent permissible, the system-on-chip supplier can enjoy reduced prototyping costs and greater confidence that the design will be successful.
Customer Service
     We believe that our focus on customer service has been an important factor in attracting leading semiconductor companies as customers. The key elements of our customer service are our:
•	firmly established customer-oriented culture, which emphasizes close interaction with our customers on a multifaceted basis, from senior management, sales and marketing, customer service staff to product and line engineers in the fabs and research and development staff;

•	ability to deliver ordered wafers of consistent quality, on time and in the desired quantities;

•	responsiveness to customer’s requirements in terms of engineering change orders and special wafer handling;

•	flexibility in manufacturing processes, order size requirements and design changes, attributable in part to our technical capability and ability to plan and manage effectively many production runs;

•	ability to reduce customer costs through the sharing, to the extent permissible, of ever increasing silicon verification costs through our multi-project wafer service, which combines multiple designs on a single mask set;

•	eFoundry™ service which features real-time on-line information exchange throughout product design, engineering and logistic phases, including WIP (work in progress) performance reports for both in-house and subcontracted activities, for the processes of handling, assembly and final testing, before the products are shipped to our customers; and

•	Virtual fab™, which is a customer service program designed to make our manufacturing services as transparent and easy to deal with for our customers as their own in-house fabs, with well coordinated resource management. The Virtual fab™ provides customers with the benefits of in-house fabs, including confidentiality of proprietary information, quality of service and products, on-time delivery and flexibility in scheduling and capacity.

Research and Development
     The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the introduction of new technologies to meet customers’ demands and in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$14,017 million, NT$16,076 million and NT$17,946 million (US$553 million) in 2005, 2006 and 2007, respectively, on research and development, which represented 5.3%, 5.1% and 5.5%, respectively, of our net sales for these periods. We plan to continue to invest significant amounts on research and development in 2008, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have recently allowed us to provide our customers access to certain advanced process technologies, such as 90-nanometer, 80-nanometer, 65-nanometer and 55-nanometer NexsysSM technology for volume production, prior to the implementation of those advanced process technologies by many integrated device manufacturers and our competitors. In addition, we expect to advance our process technologies further down to 45-nanometer and below in the coming years to maintain our technology leadership. We will also continue to invest in research and development for our mainstream technology offerings.
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
     We use internally developed process technologies and process technologies licensed from our customers and third parties. In continuing to advance our process technologies, we intend to rely primarily on our internal engineering capability and know-how and our research and development efforts, including collaboration with our customers, equipment vendors and R&D consortia.
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
Raw Materials
     Our manufacturing processes use many raw materials, primarily silicon wafers, chemicals, gases and various types of precious and other metals. Raw materials costs constituted 12.6% of our net sales in 2006 and 13.9% of our net sales in 2007. Most of our raw materials generally are available from several suppliers. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material so that a quality or delivery problem with any one vendor will not adversely affect our operations. The quality and delivery performance of each vendor is evaluated monthly or quarterly and quantity allocations are adjusted for subsequent periods based on the evaluation.

     The most important raw material used in our production is silicon wafers, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Shin-Etsu Handotai and SUMCO Corporation of Japan, Siltronic AG of Germany, MEMC Electronic Materials, Inc. of the United States, and Formosa SUMCO Technology of Taiwan. Together they supplied approximately 89.6% and 91.6% of our total wafer needs in 2006 and 2007, respectively. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of 150mm, 200mm and 300mm wafers. However, surge demand for some specialty products that require use of specialty wafers may sometimes cause a sudden shortage of the supply of specialty wafers. The price of wafers decreased slightly during 2006 and 2007. We expect wafer prices to continue to decrease in 2008.
     In order to secure a reliable and flexible supply of high quality wafers, we entered into long-term agreements and intend to develop strategic relationships with major wafer vendors to cover our anticipated wafer needs for the next three to five years. Also, we have a special cross-function taskforce comprised of individuals from our fab operations, materials management, risk management and quality system management divisions to improve our supply chain risk management. This taskforce works with our primary suppliers to qualify their dual-plant materials, prepare safety inventories, improve the quality of their products and implement supply chain risk management.
Competition
     We compete internationally and domestically with dedicated foundry service providers, as well as with integrated device manufacturers that devote a significant portion of their manufacturing capacity to foundry operations. We compete primarily on the basis of process technology, quality and service. The level of competition differs according to the process technology involved. For example, in more mature technologies, the competition tends to be more intense. Some companies compete with us in selected geographic regions or application end markets. In recent years, substantial investments have been made by others to establish new dedicated foundry companies in mainland China and elsewhere.
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
     We have adopted pollution control measures which are expected to result in the effective maintenance of environmental protection standards consistent with the practice of the semiconductor industry in Taiwan, the U.S. and mainland China. We conduct an annual environmental audit to ensure that we are in compliance in all material respects with, and we believe that we are in compliance in all material respects with, applicable environmental laws and regulations. Our waste reduction steps also comply with Taiwan regulatory requirements.
     We received ISO14001 certification in August 1996 and QC 080000 IECQ HSPM, a certification for having a hazardous substance process management system that meets the European environmental regulation — RoHS (Restriction of Hazardous Substance) Directive, in July 2006. We have continued to implement improvement programs in connection with these certifications. For example, all of our manufacturing sites in Taiwan were ISO14001 certified in 2005 and QC 080000 certified in 2007. Fab 10, our manufacturing site in mainland China, also received ISO 14001 certification in 2005 and QC 080000 certification in 2007. In addition, WaferTech obtained ISO 14001 certification in 2001 and QC 080000 certification in 2006. In 2007, we received the “Energy Conservation Award” and “Excellence in Voluntary Greenhouse Gases Emission Reduction Award” from the Ministry of Economic Affairs, Executive Yuan, R.O.C., the “National Award for Outstanding Achievements in Industrial Waste Disposal and Resources and Recycling” from the Environmental Protection Administration, Executive Yuan, R.O.C. and “Water Conservation Outstanding Performance Award” from the Water Resource Agency, Ministry of Economic Affairs, Executive Yuan, R.O.C. WaferTech has also been a member of the U.S. Environmental Protection Agency’s Performance Track Program since 2004.

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
Electricity and Water
     We use electricity supplied by Taiwan Power Company in our manufacturing process. Businesses in the Hsinchu Science Park and Tainan Science Park, such as ours, enjoy preferential electricity supply. We have sometimes suffered power outages caused by our electricity supplier, the Taiwan Power Company, which lead to interruptions in our production schedule. The semiconductor manufacturing processes also use extensive amounts of fresh water. Due to the growth of the semiconductor manufacturers in the Hsinchu Science Park and Tainan Science Park, and the droughts that Taiwan experiences from time to time, there is concern regarding future availability of sufficient fresh water and the potential impact insufficient water supplies may have on our semiconductor production.
Risk Management
     We employ an enterprise risk management system to integrate the prevention and control of TSMC and our subsidiaries’ risks. We have also prepared emergency plans to respond to natural disaster and other disruptive events that could disrupt the operation of our business. These emergency plans are developed to prevent or minimize loss of personnel and damage to our facilities, equipment and machinery caused by natural disaster and other disruptive events. We also maintain insurance with respect to our facilities, equipment and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks including fire, typhoon, earthquake and some other risks generally up to the respective policy limits for their replacement values and lost profits due to business interruption. In addition, we have insurance policies covering losses in respect of the construction and erection of all our fabs. Equipment and inventories in transit are also insured.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
     None.

ITEM 5.	OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
Overview
     We manufacture a variety of semiconductors based on designs provided by our customers. We also provide various design services. Our business model is now commonly called a “dedicated semiconductor foundry.” The foundry segment of the semiconductor industry as a whole experienced rapid growth over the last 20 years since our inception. As the leader of the foundry segment of the semiconductor industry, our net sales and net income increased from NT$266,565 million and NT$93,575 million in 2005 to NT$317,407 million and NT$127,010 million in 2006 and NT$322,630 million (US$9,948 million) and NT$109,177 million (US$3,367 million) in 2007, respectively. Our sales increase in 2006 and 2007 were primarily the result of a continued growth in the semiconductor industry and customer demand, offset in part by the declines in average selling price resulting principally from pricing pressures in our customers’ end markets and an increase in competition.
     The principal source of our revenue is wafer fabrication, which accounted for approximately 91% of our net sales in 2007. The rest of our net sales is derived from design, mask making, probing, and testing and assembly services. Factors that significantly impact our revenue include:
•	the worldwide demand for semiconductor products;

•	pricing;

•	the worldwide semiconductor production capacity as well as our production capacity;

•	capacity utilization;

•	technology migration; and

•	fluctuation in foreign currency exchange rate.
     Substantial Fixed Costs for Production Capacity. Our semiconductor manufacturing facilities require substantial investment to construct and are largely fixed-cost assets once they are in operation. Because we own most of our manufacturing capacity, a significant portion of our operating costs are fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins. We have expanded our aggregate capacity from 555,084 200mm equivalent wafers per month as of year-end 2005 to 762,619 200mm equivalent wafers per month as of year-end 2007. Our annual sales volume grew from approximately 5,622,000 200mm equivalent wafers in 2005 to approximately 8,005,000 200mm equivalent wafers in 2007. In 2007, while our operations in the first quarter ran at a level significantly below the average for the year as a result of our customers’ inventory correction, our capacity utilization rate started to rise from the second quarter and increased further in the last quarter, due to the recovery of customer demand.
     Technology Migration.
     The table below presents a percentage breakdown of wafer sales by circuit resolution during the last three years:

	Year ended December 31,
	2005	2006	2007
	Percentage of total wafer	Percentage of total wafer	Percentage of total wafer
Resolution	revenue(1)	revenue(1)	revenue(1)

≤65 nanometer	—	—	6%
90 nanometer	9%	23%	26%
0.13 micron	36%	26%	23%
0.15 micron	9%	10%	9%
0.18 micron	24%	22%	20%
0.25 micron	10%	8%	7%
0.35 micron	6%	6%	5%
≥0.5 micron	6%	5%	4%
Total	100%	100%	100%

(1)	Percentages represent wafer revenue by technology as a percentage of total revenue from wafer sales, which exclude revenue not associated with wafer sales, such as revenue from testing and masks. Total wafer revenue excludes sales returns and allowances.
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

     Revenue recognition. We recognize revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods have been transferred to the buyer, price is fixed or determinable, and the collectibility is reasonably assured. We record a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted at a specific percentage based on historical experience, our management’s judgment, and any known factors that would significantly affect the allowance, and our management periodically reviews the adequacy of the percentage used. However, because of the inherent nature of estimates, actual returns and allowances could be different from our estimates. If the actual returns are greater than our estimated amount, we could be required to record an additional provision, which would have a negative impact on our recorded revenue and gross margin.
     As of December 31, 2005, 2006 and 2007, the amount set aside for sales returns and allowances recorded in the accompanying consolidated statements of income was NT$5,806 million, NT$5,382 million and NT$5,773 million (US$178 million), respectively, representing 2.1%, 1.7% and 1.8% of our gross sales for the years ended December 31, 2005, 2006 and 2007. In 2005 and 2006, no additional provisions were recorded subsequent to the year-end. Subsequent to December 31, 2007, we also did not have to record any additional provisions for 2007, as of February 29, 2008.
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
     As of December 31, 2005, 2006 and 2007, the allowance set aside for doubtful receivables was NT$981 million, NT$750 million and NT$702 million (US$22 million), respectively, representing 2.2%, 2.1% and 1.5% of our gross notes and accounts receivables as of those dates. For the years ended December 31, 2005 and 2006, we did not have to record any additional allowances subsequent to year-end. Subsequent to December 31, 2007, we also did not have to record any additional allowances for 2007 as of February 29, 2008.
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
     As of December 31, 2005, 2006 and 2007, we recorded inventory valuation allowances in the aggregate amount of NT$1,686 million, NT$1,005 million and NT$931 million (US$29 million), respectively. Our inventory valuation allowances were primarily for estimated scraps and defects. For the years ended December 31, 2005 and 2006, we did not have to record any additional allowances subsequent to year-end. Subsequent to December 31, 2007, we also did not have to record any additional allowances for 2007 as of February 29, 2008.
     Valuation allowance for deferred tax assets. When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then establish a valuation allowance equal to the extent, if any, that it is more likely than not that deferred tax assets will not be realized. We record an income tax benefit or expense when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. Specifically, our valuation allowances are impacted by our expected future revenue growth and profitability, tax holidays, alternative minimum tax, and the amount of tax credits that can be utilized within the statutory period. In determining the amount of valuation allowance for deferred tax assets as of December 31, 2007, we considered past performance, the general outlook of the semiconductor industry, future taxable income and prudent and feasible tax planning strategies.

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
     As of December 31, 2005, 2006 and 2007, the ending balance for valuation allowances under R.O.C. GAAP were NT$11,191 million, NT$8,127 million and NT$4,162 million (US$128 million), respectively, representing 44.5%, 37.0% and 24.4% of net deferred tax assets as of those dates.
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
     Under R.O.C. GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no future economic benefits are written down to their fair value and recorded as either idle assets or assets held for disposition. However, prior to 2005, R.O.C. GAAP did not provide guidelines for impairment of assets that could still be used in the business. Therefore prior to 2005, long-lived assets that could still be used in the business and were impaired under U.S. GAAP continued to be depreciated for R.O.C. GAAP purposes. In 2000, WaferTech recorded approximately US$330 million as impairment under U.S. GAAP. No additional impairment was recorded since then, as the value determined based on discounted cash flow or comparable market prices is higher than the carrying value of the long-lived assets.

     As of December 31, 2006 and 2007, net long-lived assets and intangible assets amounted to NT$260,031 million and NT$268,176 million (US$8,269 million), respectively, under R.O.C. GAAP.
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
     Application of the goodwill impairment test is also highly subjective and requires significant judgment, including the identification of cash generating units, assigning assets and liabilities to the relevant cash generating units, assigning goodwill to the relevant cash generating units, and determining the fair value of the relevant cash generating units. Under R.O.C. GAAP, the fair value of the cash generating units is compared to the associated carrying value including goodwill. On the other hand, under U.S. GAAP, the fair value of the reporting units is compared to the associated carrying value including goodwill.
     Under R.O.C. GAAP, goodwill recorded from the acquisition of TSMC-Acer and WaferTech is evaluated for impairment on an annual basis. Based on our most recent evaluation, the fair value calculated by using projected cash flow in five years was higher than the associated carrying value. As a result, we did not record any impairment charge under R.O.C. GAAP. Under U.S. GAAP, goodwill recorded from the acquisition of TSMC-Acer and WaferTech is evaluated for impairment on an annual basis. Based on our most recent evaluation, the fair value calculated by using the market capitalization method was higher than the associated carrying value. As a result, we also did not record any impairment charge, under U.S. GAAP.
     As of December 31, 2006 and 2007, goodwill amounted to NT$5,985 million and NT$5,988 million (US$185 million), respectively, under R.O.C. GAAP.
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
     We have experienced declines in the value of certain privately held investments and recorded impairment loss of NT$129 million, NT$280 million and NT$54 million (US$2 million) in 2005, 2006 and 2007, respectively. While we have recognized all declines that are currently believed to be other-than-temporary as a charge to income, adverse changes in market conditions or poor operating results of underlying investments could result in further losses in future periods.
Results of Operations
     The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of income, expressed in each case as a percentage of net sales:

	For the year ended December 31,
	2005	2006	2007

Net sales	100.0%	100.0%	100.0%
Cost of sales	(55.7)%	(50.9)%	(55.9)%
Gross profit	44.3%	49.1%	44.1%
Operating expenses
General and administrative	(3.4)%	(2.7)%	(2.8)%
Sales and marketing	(1.6)%	(1.2)%	(1.2)%
Research and development	(5.3)%	(5.1)%	(5.5)%
Total operating expenses	(10.3)%	(9.0)%	(9.5)%
Income from operations	34.0%	40.1%	34.6%
Non-operating income and gains	3.5%	3.0%	3.7%
Non-operating expenses and losses	(2.2)%	(1.1)%	(0.6)%
Income before income tax and minority interest	35.3%	42.0%	37.7%
Income tax benefit (expense)	(0.2)%	(2.4)%	(3.6)%
Income before cumulative effect of changes in accounting principles	35.1%	39.6%	34.1%
Cumulative effect of changes in accounting principles	—	0.5%	—
Income before minority interest	35.1%	40.1%	34.1%
Minority interest in loss (income) of subsidiaries	0.0%	(0.1)%	(0.3)%
Net income	35.1%	40.0%	33.8%
Year to Year Comparisons
     Net Sales and Gross Margin

	For the Year Ended December 31,
			% Change			% Change
	2005	2006	from 2005	2007		from 2006
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Net sales	266,565	317,407	19.1%	322,630	9,948	1.6%
Cost of sales	(148,362)	(161,597)	8.9%	(180,280)	(5,559)	11.6%

Gross profit	118,203	155,810	31.8%	142,350	4,389	(8.6)%

Gross margin percentage	44.3%	49.1%	—	44.1%	44.1%	—
     Net Sales
     Our net sales in 2007 increased by 1.6% from 2006. The increase in our net sales in 2007 was largely attributable to a continued increase in customer demand, which resulted in a 10.9% increase in wafer shipment in 2007, from 7,215 thousand 200mm equivalent wafers in 2006 to 8,005 thousand 200mm equivalent wafers in 2007. The increase in sales volume was partially offset by a 11.5% decrease in the average selling price of our wafers in U.S. dollar terms in 2007. The decrease in the average selling price of our wafers in U.S. dollar terms was primarily the result of a decline in pricing for the same product or technology resulting primarily from pricing pressures in customers’ end market and an increase in competition, partially offset by a more favorable product mix as we saw a continued shift toward higher priced products using more advanced technologies. Our net sales in 2007 were also positively impacted by the fact that the average exchange rate for the NT dollar against the U.S. dollar depreciated by 1.0% in 2007 compared to 2006, as a significant portion of our sales are denominated in U.S. dollars.
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

     Gross Margin
     Our gross margin fluctuates, depending on the level of capacity utilization, wafer shipments, price change and product mix, among other factors. Our gross margin decreased to 44.1% of net sales in 2007 from 49.1% of net sales in 2006. The lower margin in 2007 was primarily driven by price declines, resulting primarily from pricing pressure in customers’ end market and an increase in competition, which negatively impacted the gross margin by 6.1 percentage points. In addition, lower capacity utilization, which made 3.7 percentage points decrease in the gross margin, offset in part the favorable impact on gross margin of higher wafer shipments, the improvement in overall product mix, favorable cost reduction, which contributed 4.2 percentage points to the increase in gross margin, and a weaker average exchange rate of the NT dollar against the U.S. dollar, which contributed 0.6 percentage points to the increase in the gross margin. Depreciation and amortization expenses in cost of sales increased from NT$69,123 million in 2006 to NT$74,921 million (US$2,310 million) in 2007. The increase in depreciation and amortization expenses in 2007 reflected the increase in depreciation from our advanced technology fabs, partially offset by the benefits received from the reduced depreciation of facilities and equipment in 200mm fabs, and lower amortization of deferred charges. We anticipate our depreciation and amortization expenses in cost of sales to increase in 2008, as we continue to ramp up capacity at Fab 12 and Fab 14, which will be partially offset by the benefits from the reduced depreciation of our 200mm fabs. In 2007, while our operations in the first quarter ran at a level significantly below the average for the year, our capacity utilization rate started to rise from the second quarter and increased further in the last quarter, due to the recovery of customer demand.
     Our gross margin increased to 49.1% of net sales in 2006 from 44.3% of net sales in 2005. The higher margin in 2006 was primarily driven by higher capacity utilization, resulting primarily from higher market demands in 2006, which contributed 3.8 percentage points to the 4.8 percentage points increase in the gross margin. In addition, higher wafer shipments, the improvement in overall product mix, favorable cost reduction, which contributed 7.2 percentage points to the increase in the gross margin, and a weaker average exchange rate of the NT dollar against the U.S. dollar, which contributed 0.9 percentage points to the increase in the gross margin, more than offset the unfavorable impact on gross margin of price declines, which negatively impacted the gross margin by 7.1 percentage points. Depreciation and amortization expenses in cost of sales decreased marginally from NT$69,902 million in 2005 to NT$69,123 million (US$2,121 million) in 2006. The decrease in depreciation and amortization expenses in 2006 reflected the benefits from the reduced depreciation of facilities and equipment in 200mm fabs, and lower amortization of deferred charges, partially offset by the increase in depreciation from our advanced technology fabs. In addition, while our operations ran on average at full capacity in 2006, after reaching a peak in the second quarter of 2006, our capacity utilization rate started to decline and decreased further in the last quarter of 2006 to a level significantly below full capacity due to a decrease in orders resulting from our customers’ inventory correction and the demand weakness in the consumer, consumption and computer sectors.
     Operating Expenses

	For the Year Ended December 31
			% Change			% Change
	2005	2006	from 2005	2007		from 2006
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Research and development	14,017	16,076	14.7%	17,946	553	11.6%
General and administrative	9,085	8,717	(4.1)%	8,964	276	2.8%
Sales and marketing	4,132	3,752	(9.2)%	3,718	115	(0.9)%

Total operating expenses	27,234	28,545	4.8%	30,628	944	7.3%

Percentage of net sales	10.3%	9.0%	—	9.5%	9.5%	—
Income from operations	90,969	127,265	39.9%	111,722	3,445	(12.2)%

Operating Margin	34.0%	40.1%	—	34.6%	34.6%	—
     Operating expenses increased by NT$2,083 million in 2007, or 7.3%, from 2006, after an increase in operating expenses of NT$1,311 million in 2006, or 4.8%, from 2005.

     Research and Development Expenses
     We remain committed to being the leader in developing advanced process technology. We believe that continued investments in process technologies are essential for us to remain competitive in the markets we serve. Research and development expenditures increased by NT$1,870 million in 2007, or 11.6%, from 2006. Research and development expenses were higher in 2007 than in 2006 primarily due to the increase in expenses relating to an increase in development activities in 32/45 nanometer technologies in 2007 as compared to 2006. We plan to continue to invest significant amounts in research and development expenses in 2008.
     Research and development expenditures increased by NT$2,059 million in 2006, or 14.7%, from 2005. Research and development expenses were higher in 2006 than in 2005 primarily due to the increase in expenses relating to an increase in development activities in 45/65 nanometer technologies in 2006 as compared to 2005.
     General and Administrative, Sales and Marketing Expenses
     General and administrative, sales and marketing expenses increased by NT$213 million in 2007, or 1.7%, from 2006, due to an increase of general and administrative expenses by NT$247 million, or 2.8%, and a decrease in sales and marketing expenses by NT$34 million, or 0.9%. The increase in general and administrative expenses was primarily due to higher legal fees, partially offset by lower depreciation and amortization expenses. The decrease in sales and marketing expenses was primarily due to a reversal of 2006 accrued expense in 2007, partially offset by an increase in labor cost due to an increase in headcounts. The operating margin in 2007 was 34.6%, lower than 40.1% in 2006.
     General and administrative, sales and marketing expenses decreased by NT$748 million in 2006, or 5.7%, from 2005, due to a decrease of general and administrative expenses by NT$368 million, or 4.1%, and a decrease in sales and marketing expenses by NT$380 million, or 9.2%. The decrease in general and administrative expenses was primarily due to a change in accounting principle pursuant to which, effective January 1, 2006, goodwill was no longer amortizable under R.O.C. GAAP, partially offset by an increase in Fab 14 (phase II) opening expenses. With the commencement of its commercial operation in 2006, expenses associated with the start-up of Fab 14 (Phase II) ceased to be accounted for as general and administrative expenses going forward. The decrease in sales and marketing expenses was primarily due to a decrease in stock compensation and bonus expenses in 2006. The operating margin in 2006 was 40.1%, higher than 34.0% in 2005.
     Non-Operating Income and Expenses

	For the Year Ended December 31
			% Change			% Change
	2005(1)	2006(1)	from 2005	2007		from 2006
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Non-operating income and gains	9,399	9,705	3.3%	11,934	368	23.0%
Non-operating expenses and losses	(6,105)	(3,608)	(40.9)%	(2,014)	(62)	(44.2)%

Net non-operating income (expenses)	3,294	6,097	85.1%	9,920	306	62.7%

(1)	As a result of the adoption of the newly released R.O.C. SFAS No. 34 and R.O.C. SFAS No. 36, the amounts for the fiscal year ended December 31, 2005 were reclassified for comparison purposes. Such reclassifications resulted in a change of non-operating income and gains from NT$7,068 million to NT$9,399 million for the year ended December 31, 2005, and in a change of non-operating expenses and losses from NT$3,773 million to NT$6,105 million for the year ended December 31, 2005. See note 4 to our consolidated financial statements for additional details about these new accounting standards.
     Net non-operating income increased by NT$3,823 million in 2007, or 62.7%, from NT$6,097 million in 2006 primarily due to a change from NT$799 million net loss on settlement and disposal of financial instruments in 2006 to NT$633 million net gain on settlement and disposal of financial instruments in 2007, a change from NT$813 million net valuation loss on financial instruments in 2006 to NT$305 million net valuation gain on financial instruments in 2007, a NT$1,110 million increase in interest income, a change from NT$401 million net foreign exchange loss in 2006 to a net foreign exchange gain of NT$81 million in 2007, partially offset by provision for litigation loss of NT$1,009 million in 2007. The change from NT$799 million net loss on settlement and disposal of financial instruments in 2006 to NT$633 million net gain on settlement and disposal of financial instruments in 2007 was primarily due to lower hedging costs as a result of a lower level of monetary assets and liabilities denominated in foreign currencies in 2007, which we needed to manage exposure due to fluctuation of foreign exchange rates. The change from NT$813 million net valuation loss on financial instruments in 2006 to NT$305 million net valuation gain on financial instruments in 2007 was primarily due to a change from a decline in the market value of marketable financial instruments in 2006 to an increase in the market value of marketable financial instruments in 2007. The increase in interest income was primarily the result of a higher level of cash holding and other interest bearing treasury assets. The change from NT$401 million net foreign exchange loss in 2006 to a net foreign exchange gain of NT$81 million in 2007 was primarily due to an appreciation of the NT dollar against the U.S. dollar in 2006 compared to a very moderate appreciation of the NT dollar against the U.S. dollar on spot rate basis in 2007. The provision for litigation loss of NT$1,009 million in 2007 was related to a lawsuit with UniRAM Technology, Inc.

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
     Income Tax Benefit (Expense)

	For the Year Ended December 31
			% Change			% Change
	2005	2006	from 2005	2007		from 2006
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Income tax benefit (expense)	(630)	(7,774)	1,132.8%	(11,710)	(361)	50.6%

Cumulative effect of changes in accounting principles	—	1,607	—(1)%	—	—	—(1)%

Net income	93,575	127,010	35.7%	109,177	3,367	(14.0)%

Net margin	35.1%	40.0%	—	33.8%	33.8%	—

(1)	Not meaningful.
     Income tax expense increased by NT$3,936 million in 2007, or 50.6%, from 2006. This increase was mainly due to an increase in taxable income. See “— Taxation” below for a further discussion. In 2008, due to the combined effects of an expected further increase in taxable income and an anticipated further decrease in tax credits, we expect the amount of income tax expense for 2008 will be higher than that in 2007.
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
Liquidity and Capital Resources
     Our cash, cash equivalents and current investments in marketable financial instruments amounted to NT$174,834 million (US$5,391 million) as of December 31, 2007, down from NT$195,079 million as of December 31, 2006. Our current investments in marketable financial instruments primarily consist of agency bonds, corporate bonds, asset-backed securities, open-end mutual funds, government bonds, structured time deposits, publicly-traded stocks and a variety of money market funds. Cash and cash equivalents decreased by NT$22,851 million in 2007, or 19.4%, from 2006, following an increase of NT$21,353 million in 2006, or 22.1%, from 2005.

	For the year ended December 31,
	2005(1)	2006	2007
	NT$	NT$	NT$	US$
	(in millions)		(in millions)
Net cash provided by operating activities	157,225	204,997	183,766	5,667
Net cash used in investing activities	(77,652)	(119,724)	(70,689)	(2,180)
Net cash used in financing activities	(57,969)	(63,783)	(135,410)	(4,175)
Net increase/(decrease) in cash	22,181	21,353	(22,851)	(705)

(1)	As a result of the adoption of the newly released R.O.C. SFAS No. 34 and SFAS No. 36, the amounts for the fiscal year ended December 31, 2005 were reclassified for comparison purposes. Such reclassifications resulted in a change of net cash provided by operating activities from NT$157,013 million to NT$157,225 million for the year ended December 31, 2005, and in a change of net cash used in investing activities from NT$77,440 million to NT$77,652 million for the year ended December 31, 2005. See note 4 to our consolidated financial statements for additional details about these new accounting standards.
     Operating Activities
     In 2007, we generated NT$183,766 million (US$5,667 million) net cash from operating activities, as compared to NT$204,997 million in 2006. The decrease in net cash from operating activities was primarily the result of lower net income in 2007 of NT$109,177 million (US$3,367 million) compared to NT$127,010 in 2006, and an increase in notes and accounts receivable of NT$10,977 million (US$338 million) in 2007 compared to a decrease in notes and accounts receivable of NT$6,447 in 2006, partially offset by higher depreciation and amortization in 2007 of NT$80,005 million (US$2,467 million) compared to NT$73,715 million in 2006, an increase in notes and accounts payable of NT$3,218 million (US$99 million) in 2007 compared to a decrease in notes and accounts payable of NT$1,487 in 2006, an decrease in other financial assets of NT$842 million (US$26 million) in 2007 compared to an increase in other financial assets of NT$739 million in 2006, and a lesser increase in inventories of NT$2,226 million (US$69 million) in 2007 compared to an increase of NT$3,702 million in 2006.
     In 2006, we generated NT$204,997 million net cash from operating activities, as compared to NT$157,225 million in 2005. The increase in net cash from operating activities was primarily the result of higher net income in 2006 of NT$127,010 million compared to NT$93,575 in 2005, and a decrease in notes and accounts receivable of NT$6,447 in 2006 compared to an increase of NT$10,601 million in 2005 and a decrease of deferred income taxes of NT$122 million in 2006 compared to an increase in deferred income taxes of NT$3,353 million in 2005, partially offset by lower depreciation and amortization in 2006 of NT$73,715 million compared to NT$75,649 million in 2005.
     In 2007, depreciation and amortization expenses were NT$80,005 million (US$2,467 million), as compared to NT$73,715 million in 2006. The increase in depreciation and amortization expenses was primarily due to the continued increased depreciation associated with ramping up Fab 12 (Phases II and III), Fab 14 (Phase II), and Fab 10. We expect depreciation and amortization expenses to increase in 2008, as compared with that in 2007, as we continue to ramp up capacity at Fab 12 and Fab 14, which will be partially offset by the benefits from the reduced depreciation of our 200mm fabs.

     In 2006, depreciation and amortization expenses were NT$73,715 million, as compared to NT$75,649 million in 2005. The decrease in depreciation and amortization expenses was primarily due to a decrease in amortization expense of goodwill, which more than offset the continued increased depreciation associated with ramping up Fab 12 (Phases II and III) and Fab 14 (Phase I). Effective January 1, 2006, pursuant to the newly revised R.O.C. SFAS No. 25, “Business Combinations — Accounting Treatment under Purchase Method” (SFAS No. 25), goodwill is no longer amortizable but is tested for impairment annually instead.
     Investing Activities
     In 2007, net cash used in investing activities was NT$70,689 million (US$2,180 million), a significant decrease from NT$119,724 million in 2006. The decrease in net cash used in investing activities in 2007 was the result of less cash invested in financial assets, and more cash received from disposal or redemption of investment in financial assets, partially offset by more spending on capital expenditures, and an increase in deferred charges and refundable deposits. Capital expenditures in 2007 were primarily related to:
•	ramping up production at Fab 12 (Phases II and III), Fab 14 (Phase II) and Fab 10;

•	capacity expansion for mask operations;

•	developing process technologies which include 32- and 45-nanometer nodes; and

•	other research and development projects.
     Net cash used in investing activities amounted to NT$119,724 million in 2006, a significant increase from NT$77,652 million in 2005. The primary cash usage for investing activities for 2005 and 2006 was for capital equipment purchases, which totaled NT$79,879 million and NT$78,737 million, respectively.
     We currently expect capital expenditures to be approximately US$1,800 million in 2008, which is likely to fluctuate depending on market conditions. We expect this amount to be spent primarily on ramping up production at Fab 12 (Phase III), Fab 14 (Phase II) and Fab 10; Fab 12 and Fab 14 facilities; capacity expansion for mask and back-end operations; development of process technologies in 45-nanometer and below and other research and development projects. See “Item 4. Information on the Company — Capacity Expansion and Technology Upgrade Plans” for a discussion of our capacity expansion and capital expenditures.
     Financing Activities
     In 2007, net cash used in financing activities was NT$135,410 million (US$4,175 million), as compared to NT$63,783 million in 2006. The net cash used in financing activities in 2007 primarily reflected payments of cash dividends on our common shares of NT$77,387 million (US$2,386 million), repurchase of common shares of NT$45,413 million (US$1,400 million), repayment of corporate bonds of NT$7,000 million (US$216 million), and payments of employee bonus of NT$4,573 million (US$141 million).
     In 2006, net cash used in financing activities was NT$63,783 million, as compared to NT$57,969 million in 2005. The net cash used in financing activities in 2006 primarily reflected payments of cash dividends on our common stock of NT$61,743 million, payments of employee bonus of NT$3,432 million, partially offset by an increase in guarantee deposits of NT$921 million and proceeds from exercise of stock options of NT$575 million.
     As of December 31, 2007, we had no short-term debt, and the current portion of our long-term debt was NT$281 million (US$9 million) and our aggregate long-term debt was NT$14,222 million (US$439 million). NT$649 million (US$20 million) of the long-term debt were denominated in U.S. dollars. To protect against reductions in value and the volatility of asset value caused by changes in foreign exchange rates, we utilized derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge our currency exposure. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the hedging instruments used. NT$649 million of the long-term bank loans had floating interest rates based on the London interbank offer rate, or LIBOR. NT$12,500 million of the long-term bonds had fixed interest rates ranging from 2.75% to 3.00%. As of December 31, 2007, we had an aggregate of approximately NT$33,660 million (US$1,038 million) in unused short-term credit lines and an aggregate of approximately NT$8,532 million (US$263 million) in unused long-term credit lines.

     The loan agreements, and credit facilities for the obligations of our consolidated subsidiaries contain covenants which, if violated, could result in our obligations under these agreements becoming due prior to the originally scheduled maturity dates. As of February 29, 2008, we were in compliance with our financial covenants.
     Cash Requirements
     The following table sets forth the maturity of our long-term debt (bank loans and bonds) outstanding as of December 31, 2007:

Long-term debt
NT$
(in millions)
During 2008	281
During 2009	8,302
During 2010	947
During 2011	221
During 2012 and thereafter	4,752
     The following table sets forth information on our material contractually obligated payments for the periods indicated as of December 31, 2007:

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(in NT$ millions)
Long-Term Debt(1)	14,503	281	9,249	4,872	101
Capital Lease Obligations(2)	726	4	83	81	558
Operating Leases(3)	4,463	557	1,004	623	2,279
Other Payments(4)	13,083	3,673	1,080	422	7,908
Capital Purchase or other Purchase Obligations(5)	36,831	35,736	1,092	3	—
Total Contractual Cash Obligations(6)	69,606	40,251	12,508	6,001	10,846

(1)	Includes loan payable and bond payable but excludes relevant interest payments.

(2)	Capital lease obligations represent our commitment for leases of property, which are described in note 13 to our consolidated financial statements.

(3)	Operating lease obligations are described in note 27 to our consolidated financial statements.

(4)	Includes royalty and license payments, as well as payables for acquisition of property, plant and equipment, but excludes payments that vary based upon our net sales of certain products and our sales volume of certain other products.

(5)	Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments are not recorded on our balance sheet as of December 31, 2007, as we have not received related goods or taken title of the property.

(6)	Minimum pension funding requirement is not included since such amounts have not been determined. We made pension contributions of approximately NT$209 million in 2007 and we estimate that we will contribute approximately NT$204 million to the pension fund in 2008. See note 18 to our consolidated financial statements for additional details regarding our pension plan.
     During 2007, we entered into derivative financial instruments transactions to manage exposures related to foreign-currency denominated receivables or payables. As of December 31, 2007, our cash requirements in 2008 for outstanding forward exchange contracts and cross currency swaps contracts were approximately US$1,086 million and EUR$48 million with our expected cash receipts of approximately NT$37,327 million. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information regarding our derivative financial instruments transactions. See also note 2 to the consolidated financial statements for our accounting policy of derivative financial instruments and note 25 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.
     We do not generally provide letters of credit to, or guarantees for any entity other than our consolidated subsidiaries.
     We require significant amounts of capital to build, expand, upgrade and maintain our production facilities and equipment. We made capital expenditures of NT$79,879 million, NT$78,737 million and NT$84,001 million (US$2,590 million) in 2005, 2006 and 2007, respectively. We currently expect that our plans for ramping up production at Fab 12 (Phase III), Fab 14 (Phase II) and Fab 10; Fab 12 and Fab 14 facilities; capacity expansion for mask and back-end operations; development of process technologies in 45-nanometer and below and other research and development projects will require capital expenditures in 2008 of approximately US$1,800 million, which may likely fluctuate depending on market conditions.
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
U.S. GAAP Reconciliation
     Our consolidated financial statements are prepared in accordance with R.O.C. GAAP, which differs in certain material aspects from U.S. GAAP. The following table sets forth a comparison of our net income and shareholders’ equity in accordance with R.O.C. GAAP and U.S. GAAP for the periods indicated:

	Year ended and as of December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in NT$ millions)
Net income in accordance with:
R.O.C. GAAP	93,575	127,010	109,177	3,367
U.S. GAAP	75,418	95,711	71,658	2,210
Shareholders’ equity attributable to the shareholders of the parent in accordance with:
R.O.C. GAAP	445,631	507,981	487,092	15,020
U.S. GAAP	477,297	532,403	513,228	15,826
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
     In July 2007, we distributed an aggregate bonus of NT$9,146 million, or 8% of our 2006 distributable net income, to our employees, 50% of which was paid in cash and 50% of which was paid in the form of common shares. The number of common shares distributed as part of employee bonuses is obtained by dividing the total nominal NT dollar amount of the bonus to be paid in the form of common shares by the par value of the common shares, at NT$10 per share, rather than their market value, which has generally been substantially higher than the par value. Under R.O.C. GAAP, the distribution of employee bonus shares is treated as an allocation from retained earnings, and we are not required to, and do not, charge the value of the employee bonus shares against income. Under U.S. GAAP, however, we are required to charge the market value of the employee bonus shares as employee compensation expense, which reduces our net income and income per share calculated in accordance with U.S. GAAP. Since the amount and the form of the payment of the compensation is subject to shareholder approval and only determinable at the annual shareholders’ meeting, which is generally held after the issuance of our financial statements, under U.S. GAAP, the compensation expense is initially accrued at the nominal NT dollar amount of the aggregate bonus in the period to which it relates as if it were to be paid entirely in cash. The difference between the amount initially accrued and the market value of the common shares and cash issued as payment of all or any part of the bonus is recorded as employee compensation expense in the year in which shareholder approval is obtained. Therefore, net income and income per share amounts calculated in accordance with R.O.C. GAAP and U.S. GAAP differ accordingly. For a more detailed discussion, please refer to note 30.g. to the consolidated financial statements.
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
Taxation
     We are eligible for four-year and five-year tax holidays for income generated from construction and capacity expansions of production facilities according to the regulation for Science Park Administration and the Statute for Upgrading Industries of the R.O.C., respectively. The exemption period may begin at any time within four or five years, as applicable, following the completion of a construction or expansion. The aggregate tax benefits of such exemption periods in 2005, 2006 and 2007 were NT$12,243 million, NT$12,281, and NT$7,668 million, respectively. We commenced the exemption period for part of Fab 8 in 2002 and part of Fab 2, and Fab 3, 4, 5 and 6 in 2003, Fab 12 (Phase I) in 2004, part of Fab 14 (Phase I) in 2006 and part of Fab 14 (Phase I), and part of Fab 12 (Phase II) in 2007. The Statute for Upgrading Industries will expire at the end of 2009. However, under the grandfather-clause-rule, we can continue to enjoy five-year tax holidays if the relevant investment plans are approved by R.O.C. tax authority before the expiry of the Statute.
     Under regulations promulgated under the R.O.C. Statute for Upgrading Industries, we are entitled to a tax credit for specified percentages of purchases of equipment used in manufacturing processes. The rate of such tax credit was 7% of such investments in 2006 and 2007, and is expected to remain 7% of such investments in 2008.
     The R.O.C. government enacted the R.O.C. Alternative Minimum Tax Act (“AMT Act”) which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the R.O.C. AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the R.O.C. AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the R.O.C. AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the R.O.C. AMT. We currently expect the AMT to have a minimal effect on our income tax expense in 2008.
Off-Balance Sheet Arrangements
     There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Inflation
     Our most significant export market is North America and we do not believe that inflation in the R.O.C. or North America had a material impact on our results of operations in 2007. However, we cannot assure you there will be no significant variations in the inflation rates in the future or any such variation would not have a material impact on our results of operations.
Recent Accounting Pronouncements
     In March 2007, the Accounting Research and Development Foundation of the Republic of China (the “ARDF”) issued an interpretation that requires companies to record the bonus paid to directors, supervisors and employees as an expense rather than an appropriation of earnings. This interpretation will be applied to financial statements for fiscal years beginning on or after January 1, 2008. Based on management’s reasonable estimate, we believe that the adoption of this standard will result in a charge to earnings of approximately 15% of the net income for 2008. However, the actual percentage to be paid in profit sharing bonuses is subject to the approval of our shareholders.
     The ARDF also issued Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment” (R.O.C. SFAS No. 39) in August 2007, which requires companies to measure share-based payment transactions at fair value and charge such amount to earnings. R.O.C. SFAS No. 39 should be applied to financial statements for fiscal years beginning on or after January 1, 2008. We believe that the adoption of R.O.C. SFAS No. 39 will change our accounting treatment for shares-based payment on a prospective basis beginning in the first quarter of 2008.

     Except for the accounting pronouncements mentioned above, we do not expect the recent accounting pronouncements relating to R.O.C. GAAP and U.S. GAAP to have any material effect on our consolidated financial statements, and we are still in the process of assessing the potential impact that the adoption of some of the accounting pronouncements relating to R.O.C. GAAP and U.S. GAAP may have on our results of operations and financial position under R.O.C. GAAP and U.S. GAAP. For further details, please refer to notes 2 and 31.a. to the consolidated financial statements for a discussion of recent accounting pronouncements relating to R.O.C. GAAP and U.S. GAAP, respectively.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Executive Officers
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
     Pursuant to the R.O.C. Company Law, a person may serve as our director in his personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. One of our eight directors, Mr. Chintay Shih, is a representative of the National Development Fund.

     The following table sets forth the name of each director and executive officer, their positions, the year in which their term expires and the number of years they have been with us as of February 29, 2008. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

			Years
		Term	with our
Name	Position with our company	Expires	company
Morris Chang	Chairman	2009	21
F.C. Tseng	Vice Chairman	2009	21
Stan Shih	Director	2009	8
Chintay Shih	Director (Representative of the National Development Fund)	2009	11
Sir Peter Leahy Bonfield	Director	2009	6
Lester Carl Thurow	Director	2009	6
Carleton (Carly) S. Fiorina	Director	2009	2
Rick Tsai	Director, President & Chief Executive Officer	2009	18
Stephen Tso	Senior Vice President & Chief Information Officer	—	11
Kenneth Kin(1)	Senior Vice President of Special Projects	—	7
Mark Liu	Senior Vice President of Advanced Technology Business	—	14
C.C. Wei	Senior Vice President of Mainstream Technology Business	—	10
Richard Thurston	Vice President & General Counsel	—	6
M.C. Tzeng	Vice President of Mainstream Technology Business	—	21
Lora Ho	Vice President, Chief Financial Officer and Spokesperson	—	9
P.H. Chang	Vice President of Corporate Human Resources	—	8
W.J. Lo	Vice President of Research and Development	—	4
Jason Chen	Vice President of Worldwide Sales and Marketing	—	3
Fu-Chieh Hsu	Vice President of Design and Technology Platform	—	2
Jack Sun	Vice President of Research and Development	—	11
Y.P. Chin	Vice President of Advanced Technology Business	—	21
N.S. Tsai	Vice President of Quality and Reliability	—	19

(1)	On February 29, 2008, TSMC announced that it has approved the request of Dr. Kenneth Kin, former Senior Vice President of Worldwide Sales and Service, to retire at the end of this year.
     Morris Chang has been the Chairman of our board of directors since our establishment and was our Chief Executive Officer until June 2005. From 1985 to 1994, he was President and then Chairman of the board of directors of ITRI. Prior to that, Mr. Chang was President and Chief Operating Officer of General Instrument Corporation; Corporate Group and Senior Vice-President for Texas Instruments. He holds a bachelor’s degree and a master’s degree in mechanical engineering from the Massachusetts Institute of Technology and a Ph.D. in electrical engineering from Stanford University and has been active in the semiconductor industry for 53 years.
     F.C. Tseng is a director. He has been our Vice Chairman since July 2005. He was Deputy Chief Executive Officer from August 2001 to June 2005. He is the Chairman of Global Unichip Corp. and also a director of Prosperity Venture Capital Corp., Digimax, Inc. and Allegro Manufacturing Pte. Ltd. He formerly served as the President of Vanguard from 1996 to 1998 and our President from May 1998 to August 2001. Prior to his presidency at Vanguard, Mr. Tseng served as our Senior Vice President of operations. Mr. Tseng holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 37 years.
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
     Sir Peter Leahy Bonfield is an independent director. Sir Peter Bonfield was the Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from January 2, 1996 to January 31, 2002. He currently is a director of L. M. Ericsson, Mentor Graphics Corporation Inc. and Sony Corporation (Japan). He is also the Vice President of the British Quality Foundation and a member of the Citigroup International Advisory Board and the Sony Corporation Advisory Board. Furthermore, Sir Peter Bonfield is a director of Actis Capital LLP Supervisory Board, as well as a director of Dubai International Capital. He is also the Chairman of Supervisory Board of NXP. B.V. He holds an honors degree in engineering from Longhborough University.
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
     Carleton (Carly) S. Fiorina is an independent director. She was the Chairman and Chief Executive Officer of Hewlett-Packard from July 1999 to February 2005. Prior to joining Hewlett-Packard, she spent nearly 20 years at AT&T and Lucent Technologies, where she held a number of senior leadership positions and directed Lucent’s initial public offering and subsequent spin-off from AT&T. She has previously served on the boards of Cisco Systems, Kellogg Company and Merck & Company. She currently serves on the boards of Revolution Healthcare Group and MIT Corporation Board of Trustees. She holds a bachelor degree in Medieval history and philosophy from Stanford University, a master degree in business administration from the Robert H. Smith School of Business at the University of Maryland at College Park, Md., and a master of science degree from MIT’s Sloan School.
     Rick Tsai is a director. He has been President since August 2001 and Chief Executive Officer since July 2005. He was Chief Operating Officer from August 2001 to June 2005. He was Executive Vice President of Worldwide Marketing and Sales from September 2000 to August 2001. Prior to that, he served as our Executive Vice President of Operations. He also served as the President of Vanguard from 1999 to 2000. He joined us in 1989 as Deputy Director of our Fab 2 operations. He holds a Ph.D. in material science from Cornell University and has been active in the semiconductor industry for over 26 years.
     Stephen Tso joined us as Vice President of Research and Development in December, 1996 and is now Senior Vice President and Chief Information Officer, Information Technology/Material Management and Risk Management. Prior to that, he was general manager of Applied Materials. He was assigned as President of WaferTech in November 2001. Mr. Tso holds a Ph.D. in material science and engineering from the University of California, Berkeley.
     Kenneth Kin joined us as Senior Vice President of Worldwide Marketing and Sales in August 2001 and is now Senior Vice President of Special Projects. Prior to that, he was Vice President of IBM Corporation since 1996. He holds a Ph.D. in nuclear engineering and applied physics from Columbia University.
     Mark Liu has been Senior Vice President of Operations II since December 2005 and is now Senior Vice President of Advanced Technology Business. Prior to that, he was Vice President of Operations II from January 2002, Vice President of our Fab 8 and Fab 12 sites operation from July 2000 and Vice President of South Sites Operations from 1999 to July 2000. He joined us in 1993 and has held the positions as Director of our Fab 3 operation and Senior Director of South Sites Operations. He holds a Ph.D. in electrical engineering and computer science from the University of California, Berkeley, and has been active in the semiconductor industry for over 21 years.
     C.C. Wei has been Senior Vice President for Operations I since December 2005 and is now Senior Vice President of Mainstream Technology Business. Prior to that, he was Vice President for Operations I from January 2002, Vice President of South Sites Operations from April 2000 and Vice President of North Sites Operations from February 1998 to April 2000. Prior to that, he was Senior Vice President at Chartered Semiconductor Manufacturing Ltd. in Singapore starting in 1993. He holds a Ph.D. in electrical engineering from Yale University.

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
     M.C. Tzeng has been Vice President of Operations I since January 2002 and is now Vice President of Mainstream Technology Business. Prior to that, he was the Senior Director of our Fab 2 operations since 1997. He joined us in 1987 and has held various positions in manufacturing functions. He holds a master degree in applied chemistry from Chung Yuan University.
     Lora Ho has been Vice President, Chief Financial Officer and Spokesperson since September 2003. Prior to joining us in 1999 as controller, she served as Vice President Finance and Chief Financial Officer at Acer Semiconductor Manufacturing Inc. since 1990. Ms. Ho received an MBA from National Taiwan University in 2003 and a B.A. degree from National Chengchi University in 1978.
     P.H. Chang had been senior director of Material Management since we acquired Worldwide Semiconductor in July 2000 and was promoted as Vice President of Human Resource in February 2004. Prior to that, he was Vice President of Worldwide Semiconductor. He holds a Ph.D. in material science from Purdue University.
     W.J. Lo joined us as Vice President of Operations II in July 2004. Prior to that, he was director in charge of advanced technology development with Intel Corporation. Mr. Lo holds a Ph.D. in physics from the University of California, Berkeley.
     Jason Chen joined us as Vice President of Corporate Development in March 2005 and is now Vice President of Worldwide Sales and Marketing. Prior to that, he was vice president and co-director of marketing and sales group with Intel Corporation. Mr. Chen holds an MBA degree from the University of Missouri, Columbia.
     Fu-Chieh Hsu has served as Vice President of Design and Technology Platform since April 2006. Mr. Hsu founded Monolithic System Technology Inc. (MoSys) in 1991 and served as its Chairman and Chief Executive Officer until retiring at the end of 2004. He was Chairman and President of Myson Technology Inc. (now Myson Century Inc.) from 1990 to 1991. Prior to that, Mr. Hsu worked at Integrated Device Technology Inc. as Chief Technology Officer and Vice President as well as other senior positions. Mr. Hsu also served at Hewlett-Packard Laboratories. Mr. Hus holds a Ph.D. in electrical engineering and computer sciences from University of California, Berkeley.
     Jack Sun joined us in 1997 as Director of the Advanced Module Technology Division before taking the position of Director, Logic Technology Development Division. Mr. Sun was promoted to Senior Director in 2000 and later the Vice President of R&D in 2006. Mr. Sun holds a Ph.D. in electrical engineering from University of Illinois. Prior to joining us, he served at International Business Machines for 14 years in R&D.
     Y.P. Chin has been Vice President of Advanced Technology Business since February 2008. Prior to that, he was the Senior Director of our Operations II since 2006, and Senior Director of Product Engineering & Services from 2000 to 2006. He joined us in 1987 and has held various positions in product and engineering functions. He holds a master degree in electrical engineering from National Cheng Kung University.
     N.S. Tsai has been Vice President of Quality & Reliability since February 2008. Prior to that, he was the Senior Director of our Quality & Reliability since 2004, Senior Director of Assembly Test Technology & Service from 2002 to 2004. He also served as Vice President of Vanguard from 1997 to 2000. He joined us in 1989 and has held various positions in R&D and manufacturing functions. He holds a Ph.D. degree in material science from Massachusetts Institute of Technology.
     There is no family relationship between any of our directors or executive officers and any other director or executive officer.

Share Ownership
     The following table sets forth certain information as of February 29, 2008 with respect to our common shares owned by our directors and executive officers.

		Percentage of
		Total	Number of
		Outstanding	Common Shares
	Number of Common	Common	Underlying
Name of Shareholders	Shares Owned(2)	Shares	Stock Options(3)
Morris Chang, Chairman	116,637,208	0.46%	805,873
F.C. Tseng, Vice Chairman	36,602,589	0.14%	—
Stan Shih, Director	1,465,534	0.01%	—
Chintay Shih, Director(1)	1,637,228,303	6.39%	—
Lester Carl Thurow, Director	0	0.00%	—
Sir Peter Leahy Bonfield, Director	0	0.00%	—
Carleton (Carly) S. Fiorina, Director	0	0.00%	—
Rick Tsai, Director, President & CEO	31,261,025	0.12%	805,873
Stephen Tso, Senior Vice President & Chief Information Officer	14,262,599	0.06%	408,885
Kenneth Kin, Senior Vice President	6,030,912	0.02%	391,112
Mark Liu, Senior Vice President	12,181,439	0.05%	805,873
C.C. Wei, Senior Vice President	8,044,114	0.03%	269,959
Richard Thurston, Vice President & General Counsel	3,360,833	0.01%	85,517
M.C. Tzeng, Vice President	7,057,682	0.03%	—
Lora Ho, Vice President & CFO & Spokesperson	5,681,674	0.02%	—
P.H. Chang, Vice President	3,775,456	0.01%	—
W.J. Lo, Vice President	2,095,378	0.01%	—
Jason Chen, Vice President	1,782,270	0.01%	—
Fu-Chieh Hsu, Vice President	1,350,874	0.01%	—
Jack Sun, Vice President	5,070,698	0.02%	124,542
Y.P. Chin, Vice President	5,694,537	0.02%	—
N.S. Tsai, Vice President	1,969,556	0.01%	—

(1)	Represents shares held by the National Development Fund of the Executive Yuan.

(2)	Except for the number of shares held by the National Development Fund of the Executive Yuan, the disclosed number of shares owned by the directors and executive officers does not include any common shares held in ADS form by such individuals as such individual ownership of ADSs has not been disclosed to shareholders or otherwise made public and each of these individuals owns less than one percent of all common shares outstanding as of February 29, 2008.

(3)	The stock options granted to our officers on March 7, 2003 under the 2002 Stock Option Plan all have an adjusted exercise price of NT$25.9 and all will expire on March 6, 2013 if not previously exercised. The options were granted to certain of our officers as a result of their voluntary selection to exchange part of their profit sharing to stock options. The number of common shares underlying stock options include additional shares due to stock dividends distributed in 2004, 2005, 2006 and 2007.
Compensation
     The aggregate compensation paid and benefits in kind granted to our directors, supervisors and executive officers in 2007, which included a cash bonus to the directors and supervisors, was NT$2,188 million (US$67 million). According to our articles of incorporation, not more than 0.3 percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as bonuses to our directors and at least one percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) is distributed as a bonus to employees, including executive officers. Bonuses to directors are always paid in cash, while bonuses to our executive officers may be granted in cash, stock, or stock options or the combination of all these three. Individual awards are based on each individual’s responsibility, contribution and performance. See note 21 to our consolidated financial statements. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses.

Board Practices
General
     For a discussion of the term of office of the board of directors, see “— Directors and Executive Officers — Management”. No benefits are payable to members of the Board upon termination of their relationship with us.
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
     The Audit Committee convened four regular meetings and three special meetings in 2007.
Compensation Committee
     Our board of directors established a Compensation Committee in June 2003 to assist our board of directors in discharging its responsibilities related to our compensation and benefit policies, plans and programs, and the evaluation and compensation of our executives.
     The Compensation Committee, by its charter, shall consist of no fewer than three members of the Board. As of February 29, 2008, five members comprised the Compensation Committee: four of whom are independent directors serving as voting members of the Compensation Committee, and the Chairman of the board of directors is a non-voting member on this committee. The current members of the Compensation Committee are Mr. Stan Shih (who is the Chairman of the Compensation Committee), Sir Peter Bonfield, Professor Lester Thurow, Ms. Carleton (Carly) S. Fiorina, and Mr. Morris Chang.
     The Compensation Committee convened four regular meetings in 2007.
Employees
     The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2005	2006	2007
Managers	2,077	2,313	2,520
Professionals	7,769	8,222	8,814
Assistant Engineers/Clericals	950	893	844
Technicians	10,700	10,818	10,842
Total	21,496	22,246	23,020
     The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2005	2006	2007
Hsinchu Science Park, Taiwan	14,869	14,772	14,892
Tainan Science Park, Taiwan	4,543	5,035	5,360
China	860	1,180	1,457
North America	1,171	1,204	1,255
Europe	23	26	27
Japan	30	28	27
Korea	0	1	2
Total	21,496	22,246	23,020
     As of December 31, 2007, our total employee population was 23,020 with an educational makeup of 2.9% Ph.Ds, 29.7% masters, 19.9% university bachelors, 18.9% college degrees and 28.6% others. Among this employee population, 49.2% were at a managerial and professional level. Continuous learning is the cornerstone of our employee development strategy. In 2007, one key initiative was individual development plans for each employee, customized and tailored to their individual development needs. Employee development is further supported and enforced by a comprehensive and integrated network of resources including on-the-job training, coaching, mentoring, job rotation, on-site courses, e-learning and external learning opportunities.
     Pursuant to our articles of incorporation, our employees participate in our profits by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our net income after the deduction for prior years’ losses and contributions to legal and special reserves. Our practice in the past has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In June 2007, we distributed an aggregate bonus to our employees of NT$9,146 million, or 8% of our 2006 distributable net income, 50% of which was distributed in cash and 50% of which was distributed in the form of common shares. The number of common shares issued as profit sharing is calculated by valuing the common shares at their par value, or NT$10, rather than their market value.
     In June 2002, we adopted the 2002 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 100 million common shares (approximately 0.5% of our total then outstanding common shares). These options vested between two and four years after the date of grant, with 50% of the option granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2002 Employee Stock Option Plan, a total of 48,137,264 options were granted, of which 2,716,329 options were originally granted to certain of our officers as a result of their voluntary election to exchange part of their profit sharing for stock options. The remaining balance of options under the 2002 Employee Stock Option Plan expired on June 25, 2003. As of December 31, 2007, 28,527,537 options were outstanding under the 2002 Employee Stock Option Plan.
     In September 2003, we adopted the 2003 Employee Stock Option Plan that authorizes the grant of the options exercisable for up to 120 million common shares (approximately 0.6% of our total then outstanding common shares) in one or more tranches before October 29, 2004, when the 2003 Employee Stock Option Plan expired. These options vested between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2003 Employee Stock Option Plan, a total of 12,055,735 options have been granted. The remaining balance under the 2003 Employee Stock Option Plan expired on October 29, 2004. As of December 31, 2007, 6,135,548 options were outstanding under the 2003 Employee Stock Option Plan.

     In November 2004, we adopted the 2004 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 11 million common shares (approximately 0.05% of our total then outstanding common shares) in one or more tranches before January 6, 2006, when the 2004 Employee Stock Option Plan expired. These options will vest between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2004 Employee Stock Option Plan, a total of 10,374,550 options have been granted. The remaining balance under the 2004 Employee Stock Option Plan expired on January 6, 2006. As of December 31, 2007, 7,212,205 options were outstanding under the 2004 Employee Stock Option Plan.
     The table below sets forth the name of our current officers to whom options were granted on March 7, 2003 and the number of our common shares issuable upon exercise of these options as December 31, 2007. The stock options granted to our officers under the 2002 Employee Stock Option Plan all have an adjusted exercise price of NT$25.9 and all will expire on March 6, 2013 if not previously exercised. The numbers of the common shares underlying the stock options and the exercise prices were adjusted for the cash and stock dividends distributed in 2004, 2005, 2006, and 2007, according to the terms of the 2002 Employee Stock Option Plan.

	Common Shares Issuable under
	2002 Employee Stock
	Option Plan (December 31,	2003 Employee Stock	2004 Employee Stock
Name	2006 vesting)	Option Plan	Option Plan
Morris Chang	805,873	—	—
Rick Tsai	805,873	—	—
Mark Liu	805,873	—	—
Stephen Tso	408,885	—	—
Kenneth Kin	391,112	—	—
C.C. Wei	269,959	—	—
Jack Sun	124,542	—	—
Richard Thurston	85,517	—	—
     In order to attract qualified senior management, we maintain a sign-on bonus plan, under which selected newly hired senior employees, upon approval by our senior management, may be granted cash or, in exceptional circumstances, a specific number of our common shares, as a hiring bonus with the general condition of staying in our employment for at least two years. In the exceptional case of a sign-on bonus in the form of common shares, 50% of the common shares subject to such sign-on bonus will generally be distributed to such employees in the first year of employment. The remaining 50% of the hiring bonus shares are generally distributed to such employees on the second anniversary of the date of commencement of the employment with us. In 2007, a total of 465,000 shares, representing 0.0018% of the total of our common shares outstanding as of December 31, 2007, were distributed under our sign-on bonus plan.
     Our employees are not covered by any collective bargaining agreements. We consider our relationship with our employees to be good.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The following table sets forth certain information as of February 29, 2008 with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

		Percentage of Total
	Number of Common	Outstanding Common
Names of Shareholders	Shares Owned	Shares
National Development Fund(1)	1,637,228,303	6.4%
Capital Research Global Investors(2)	1,365,596,200	5.2%
Philips	1,311,490,224	5.1%
Directors and executive officers as a group(3)	264,324,378	1.0%

(1)	Excludes any common shares that may be owned by other funds controlled by the R.O.C. government. The National Development Fund was previously named Development Fund. One of our eight directors is a representative of the National Development Fund.

(2)	According to the Schedule 13G of Capital Research Global Investors (“CRGI”) filed with the Securities and Exchange Commission on February 11, 2008, CRGI beneficially owned 1,365,596,200 common shares as of February 11, 2008. We do not have further information with respect to CRGI’s ownership in us subsequent to CRGI’s Schedule 13G filed on February 11, 2008.

(3)	Excludes ownership of the National Development Fund.
     In July 2003, the National Development Fund sold 86,457,200 ADSs, representing 432,286,000 common shares, in August 2005, the National Development Fund sold an additional 41,091,000 ADSs, representing 205,455,000 common shares, and in September 2005, the National Development Fund sold an additional 3,081,500 ADSs, representing 15,407,500 common shares. In November 2003, Philips sold 100,000,000 ADSs, representing 500,000,000 common shares. In October 2003, Philips announced its intention to gradually and orderly reduce its equity interest in us and reiterated this intention in May 2005. In August 2005, Philips sold 105,602,000 ADSs, representing 528,010,000 common shares, and in September 2005, Philips sold an additional 7,919,000 ADSs, representing 39,595,000 common shares. Further, on March 9, 2007, we and Philips jointly announced a multi-phased plan to facilitate an orderly exit by Philips from its current shareholding in us. For detailed information about Philips’ disposition plans, please refer to “Item 3. Key Information — Risk Factors — Risks relating to Ownership of ADSs — The value of your investment may be reduced by possible future sales of common shares or ADSs by us or our shareholders.” on page 10.
     As of February 29, 2008, a total of 25,627,997,015 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through a brokerage account in the R.O.C. As of February 29, 2008, 5,646,837,039 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of February 29, 2008, 1,129,367,405 ADSs, representing 5,646,837,039 common shares, were held of record by Cede & Co. and 281 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.
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
Related Party Transactions
     Industrial Technology Research Institute
     ITRI is a government-sponsored organization in the R.O.C. engaging in applied research to accelerate industrial technology development and promote industrial growth. ITRI has, and will continue to have, contractual relationships with us. As of October 15, 2006, ITRI ceased to be one of our related parties. Our principal relationships with ITRI in the period from January 1, 2004 until December 31, 2006 include the following:
•	A technical cooperation agreement signed in 1987 between ITRI and TSMC whereby ITRI granted TSMC the license to use its metal-oxide-semiconductor technology and related patents and copyrights to manufacture silicon MOS wafers and agreed to provide certain associated assets and relevant technical assistance and information to us, in exchange for a limited license from us for certain improvements and refinements related to earlier research and development protects. The agreement also provides that the R.O.C. Ministry of Economic Affairs, or the entity designated by the R.O.C. Ministry of Economic Affairs, has an option to purchase up to 35% of certain of our capacity as agreed in the agreement on favorable terms and conditions, provided that the exercise of such option would not prejudice TSMC’s outstanding customer commitments. The original term of this agreement was for five years beginning January 1, 1987, is to be automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992, 1997, 2002, and on January 1, 2007.

•	A patent license agreement dated September 29, 2005 exists between ITRI and TSMC whereby ITRI grants TSMC the exclusive license to use certain patents in connection with semiconductor technology in exchange for a fixed royalty payment. The term of this agreement is from the effectiveness of the agreement to the end of the patent term for each of the patents concerned.

•	From time to time, we provide foundry services to ITRI. In 2005 and 2006, we had total sales to ITRI of NT$90 million and NT$42 million, respectively, representing less than 1% of our net sales in each year.
     Koninklijke Philips Electronics N.V. and its Affiliates (“Philips”)
     As of February 29, 2008, Philips, owned 5.1% of our outstanding equity securities. Following the resignation of Mr. Lobbezoo on March 9, 2007, Philips no longer has any representative on our board of directors and ceased to be a related party to us. Set forth below is a description of our contractual and other business relationships with Philips for the period beginning from January 1, 2004 until the filing of this annual report:
•	On December 31, 1986, we entered into a technology cooperation agreement with Philips pursuant to which Philips initially had provided us with certain process and technical information for the production of unencapsulated MOS integrated circuits in wafer form. This agreement was amended on May 12, 1997 and extended for ten years. The agreement was further modified on June 20, 2004 and extended to December 31, 2008 (the “Technology Cooperation Agreement”). Under the June 20, 2004 amendments, which took retroactive effect on January 1, 2004, we agreed with Philips to cross license certain patents to each other on a non-exclusive, royalty-free basis. In addition, Philips obtained coverage for TSMC under certain of its patent cross licensing arrangements with other companies (as identified in the agreement) and TSMC has been paying the agreed upon consideration. The Technology Cooperation Agreement will not be automatically renewed upon expiration. However, the patent cross license arrangement between TSMC and Philips will survive the expiration of Technical Cooperation Agreement and had been assigned by Philips to NXP.

•	In 2005 and 2006, we had total sales to Philips and its affiliates of NT$3,299 million and NT$4,025 million, representing 1.2% and 1.3% of our total net sales in 2005 and 2006, respectively. Subsequent to the sale by Philips in September 2006 of an 80.1% equity interest in Philips Semiconductors to a consortium of private equity investors, Philips Semiconductors was renamed as NXP and ceased to be a related party of us.

•	Effective January 1, 2006, we entered into a Joint Technology Cooperation Agreement with Philips, Freescale Semiconductor, Inc. and ST Microelectronics to jointly develop 45-nanometers and beyond advanced CMOS Logic and e-DRAM technologies. We will contribute process technologies and share a portion of the costs associated with this joint development project. This agreement was terminated on January 26, 2008.
     Vanguard International Semiconductor Corporation
     In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established Vanguard, then an integrated DRAM manufacturer. Vanguard commenced volume commercial production in 1995 and listed its shares on the GreTai Securities Market in March 1999. As of February 29, 2008, we owned 36.7% of Vanguard.
     On April 1, 2004, we entered into an agreement with Vanguard. During the two-year term of this agreement, Vanguard is obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC is required to use its best commercial efforts to maintain utilization of such reserved capacity within a specified range of wafers per month. Pursuant to its terms, upon expiration of its initial two-year term, this agreement is to be automatically renewed for additional one year periods unless earlier terminated by the parties. We pay Vanguard at a fixed discount to the actual selling price as mutually agreed between the parties in respect of each purchase order. We also agreed to license Vanguard certain of our process technologies and transfer certain technical know-how and information. TSMC receives from Vanguard certain royalty payments for granting such licenses. In 2005, 2006 and 2007, we had total purchases of NT$4,142 million, NT$3,920 million and NT$4,208 million (US$130 million) from Vanguard, representing 2.8%, 2.4% and 2.3% of our total cost of sales, respectively.

     Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC)
     SSMC is a joint venture in Singapore that we established with Philips and EDB Investment Pte. Ltd. for the purpose of producing integrated circuits by means of advanced submicron manufacturing processes pursuant to the product design specifications provided primarily by us and Philips under an agreement with Philips, and EDB Investment Pte. Ltd (the “SSMC Shareholders Agreement”) in March 1999 and, primarily by us and NXP, subsequent to the assignment by Philips of its rights to NXP and NXP’s assumption of Philips’ obligations under the SSMC Shareholders Agreement pursuant to the Assignment and Assumption Agreement effective September 25, 2006. SSMC’s business is limited to manufacturing wafers for us, our subsidiaries, NXP and NXP’s subsidiaries. In November 15, 2006, we and NXP exercised our option rights under the SSMC Shareholders Agreement to purchase all of the SSMC shares owned by EDB Investment Pte. Ltd. As a result, we owned 38.8%, and NXP owned 61.2% of SSMC as of February 29, 2008. While we, together with NXP, have the right to purchase up to 100% of SSMC’s annual capacity, we and NXP are required to purchase, in the aggregate, at least 70% of SSMC’s full capacity; we, alone, are required to purchase up to 28% of the annual installed capacity. See “Item 4. Information on the Company — Our History and Structure — Systems on Silicon Manufacturing Company Pte. Ltd. for a discussion of our agreement with Philips (and its successor-in-interest, NXP) and EDB Investment to build our SSMC fab and “— Systems on Silicon Manufacturing Company Pte. Ltd.” below for a detailed discussion of the contract terms we entered into with SSMC.
     We entered into a technology cooperation agreement with SSMC effective March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our MOS integrated circuits wafer volume production fabs. In return, we have agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2005, 2006 and 2007, we had total purchases of NT$5,730 million, NT$6,821 million and NT$5,468 million (US$169 million) from SSMC, representing 3.9%, 4.2% and 3.0% of our total cost of sales, respectively.
     VisEra Technologies Company, Ltd.
     In October 2003, we and OmniVision Technolgies Inc., (“OVT”) entered into a shareholders’ agreement (the “VisEra Agreement”) to form VisEra Technologies Company, Ltd. (“VisEra”), a joint venture in Taiwan, for the purpose of providing back-end manufacturing service. In connection with the formation of VisEra, we and OVT each entered into separate nonexclusive license agreements with VisEra pursuant to which each party licenses certain intellectual property to VisEra relating to the manufacturing services.
     In August 2005, we entered into the first amendment to the VisEra Agreement (the “Amended VisEra Agreement”) with OVT, VisEra, and VisEra Cayman, pursuant to which VisEra became a subsidiary of VisEra Cayman. In accordance with the Amended VisEra Agreement, VisEra purchased color filter processing equipment and related assets from us for an aggregate price equivalent to US$16.1 million. In connection with the purchase, VisEra also leased from us approximately 1,955 square meters of factory and office space where the assets are located. In January 2007, we signed the second amendment and agreed to an expansion in VisEra’s manufacturing capacity. For the capacity expansion, we and OVT each agreed to make an additional US$27 million investment to VisEra. There were no significant sales to or purchases from VisEra in 2006 and 2007.

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
     In December 2003, we commenced legal action in several forums against SMIC and certain of its subsidiaries for several causes of action including but not limited to patent infringement and trade secret misappropriation. The dispute with SMIC was settled under a settlement agreement entered into in January 2005 and pursuant to which SMIC is paying us US$175 million in installments over six years. Under its terms, we agreed not to sue SMIC for itemized acts of alleged trade secret misappropriation except in the event of breach. In addition, we and SMIC agreed to cross license each other’s certain patents through December 2010. The settlement agreement also provided for the dismissal without prejudice of all pending legal actions between the two companies, including matters pending in the U.S. District Court for the Northern District of California, Superior Court of California for Alameda County, the U.S. International Trade Commission and Hsinchu District Court in Taiwan. The settlement does not grant a license to SMIC to use any of our trade secrets nor does it result in TSMC transferring any technology or providing any technical assistance to SMIC. In August 2006, we filed a lawsuit against SMIC in the Superior Court of California for Alameda County for breach of the aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against us in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against us in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. In September 2007, the Superior Court of California for Alameda County issued an order based on our pre-trial motion and ordered that SMIC must provide advance notice and an opportunity for us to object before disclosing certain items to SMIC’s third party partners. The matters are pending in both courts. The specific outcome of the litigation matters cannot be determined at this time.
     In April 2004, UniRAM Technology, Inc. (“UniRAM”) filed an action against MoSys Inc., TSMC and TSMC North America in the U.S. District Court for the Northern District of California, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. UniRAM later dropped its patent infringement claims during the course of litigation, but TSMC and TSMC North America’s inequitable conduct counterclaim against UniRAM’s asserted patents remained. In 2007, the trade secret misappropriation portion of the case went to trial, and in September 2007, a jury-rendered a verdict awarding US$30.5 million to UniRAM Technology, Inc. The court held a separate bench trial on the inequitable conduct counterclaims in January 2008, but has yet to issue a decision as of March 25, 2008. During the January bench trial, UniRAM has also raised anew its motion to enjoin TSMC from offering certain technologies that UniRAM alleges to contain its confidential information. This issue has also not been decided. As a procedural matter, the jury verdict cannot be entered into the record while the inequitable conduct issues remain undecided. Nevertheless, as a result of the verdict, we have accrued the full amount of the jury award by reporting it as a separate line item in the income statements. The charge is classified as part of our non-operating expenses. We intend to continue to pursue remedies against this verdict.
     Other than the matters described above, we were not involved in any other material litigation in 2007 and are not currently involved in any material litigation.
Dividends and Dividend Policy
     The following table sets forth the stock dividends per share paid during each of the years indicated in respect of common shares outstanding on the record date applicable to the payment of those dividends. During the period from 1995 to 2003, we did not pay any cash dividends. We paid a portion of the dividend in 2004, 2005, 2006 and 2007 in cash in the amounts of NT$12,159,971,390, NT$46,504,096,864, NT$61,825,061,618 and NT$77,489,063,538 (US$2,389,425,333), respectively.

	Cash Dividends	Stock dividends		Total shares issued		Outstanding common
	Per Share	Per 100 shares		as stock dividends		shares at year end
	NT$
2003	—	8.00000		1,489,830,940		20,266,618,984
2004	0.6037	14.08668		2,837,326,658		23,251,963,693
2005	1.9998	4.99971		1,162,602,422		24,730,024,647
2006	2.4991	2.99903	(1)	741,900,740	(1)	25,829,687,846
2007	2.9995	0.49991	(2)	129,148,440	(2)	25,627,103,715

(1)	50% of the stock dividends were paid out of retained earnings and 50% were from capitalization of capital surplus.

(2)	40% of the stock dividends were paid out of retained earnings and 60% were from capitalization of capital surplus.
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
     Except in limited circumstances, under the R.O.C. Company Law, we are not permitted to distribute dividends or make other distributions to shareholders in respect of any year in which we have no current or retained earnings (excluding reserves). The R.O.C. Company Law also requires that 10% of annual net income (less prior years’ losses and outstanding taxes) be set aside as legal reserves until the accumulated legal reserves equal our paid-in capital. Our articles of incorporation provide that at least one percent of annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) be distributed as a bonus to employees and that not more than 0.3 percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as a bonus to directors. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses.
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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per
	common share(2)			Closing price per ADS(2)
			Average daily
			Trading volume			Average daily
			(in thousands of			Trading volume (in
	High	Low	shares)(2)	High	Low	thousands of ADSs)(2)
	(NT$)	(NT$)		(US$)	(US$)
2003	50.41	26.24	57,902	9.46	4.34	9,071
2004	48.29	33.30	57,467	8.52	5.57	7,673
2005	56.57	38.10	54,382	9.10	6.44	8,204
2006	64.63	49.49	42,198	10.75	7.64	9,711
First Quarter	60.29	52.23	44,385	9.86	8.47	9,706
Second Quarter	61.88	49.49	49,368	10.16	7.64	9,513
Third Quarter	57.96	50.35	37,099	9.53	7.69	93,498
Fourth Quarter	64.63	55.68	38,320	10.75	9.09	10,275
2007
First Quarter	67.77	60.25	64,727	11.10	9.72	12,712
Second Quarter	70.9	63.29	53,964	11.23	9.83	15,178
Third Quarter	73.0	59.0	60,868	11.74	9.11	14,674
Fourth Quarter	65.0	58.5	67,916	10.78	9.27	12,835
October	65.0	60.6	58,502	10.78	9.71	15,121
November	64.2	58.5	64,796	10.50	9.27	13,535
December	62.7	58.8	81,048	10.30	9.40	9,472
2008
January	60.5	49.6	69,659	9.57	7.99	17,272
February	63.6	59.9	52,593	10.24	9.11	14,375
March	67.4	59.9	66,525	11.10	9.63	20,636
April (through April 14, 2008)	65.0	61.8	43,714	10.66	10.19	17,638

(1)	Trading in ADSs commenced on October 8, 1997 on the New York Stock Exchange. Each ADS represents the right to receive five common shares.

(2)	As adjusted for a “8.00000% stock dividend in July 2003”, a “NT$0.6037 cash dividend per share and a 14.08668% stock dividend in July 2004”, a “NT$1.9998 cash dividend per share and a 4.99971% stock dividend in July 2005”, a “NT$2.4991 cash dividend per share and a 2.99903% stock dividend in July 2006” and a “NT$2.9995 cash dividend per share and a 0.49991% stock dividend in July 2007”.
     As of February 29, 2008, Chi Cherng Investment Co., Ltd. and Hsin Ruey Investment Co., Ltd., two of our indirect wholly-owned subsidiaries, owned 17,031,993 and 17,063,919 of our common shares, respectively, representing approximately 0.07% and 0.07% of our outstanding common shares, respectively.

ITEM 10.	ADDITIONAL INFORMATION
Description of Common Shares
     We are organized under the laws of the R.O.C. Set forth below is a description of our common shares, including summaries of the material provisions of our articles of incorporation, the R.O.C. Company Law, the R.O.C. Securities and Exchange Law and the regulations promulgated thereunder.
     General
     Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,627,103,715 common shares were issued and outstanding and in registered form as of December 31, 2007.
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
     Dividends and Distributions
     A R.O.C. company is generally not permitted to distribute dividends or to make any other distributions to shareholders in respect of any year for which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside in a legal reserve, until such time as its legal reserve equals its paid-in capital, 10% of its net income for that fiscal year (less any past losses), and may set aside a special reserve. Our articles of incorporation provide that at least one percent of the net distributable income for that fiscal year be distributed as a bonus to employees and that not more than 0.3 percent of the net distributable income for that fiscal year may be distributed as a bonus to directors. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses. Prior to 2004, it has been our practice in each of the past years to pay all of employee bonuses in the form of stock. In 2004, we paid 20% of the bonus in the form of cash, and in 2005, 2006 and 2007, we paid 50% of the bonus in the form of cash. The number of common shares issued as a bonus is obtained by dividing the cash value of the stock portion of the bonus by the par value of the common shares, i.e., NT$10 per share. Because the market value of our common shares has generally been well in excess of par value, the market value of a stock bonus has also been in excess of the amount the employee would have received if the bonus had been paid exclusively in cash. Subject to compliance with these requirements, a company may pay dividends or make other distributions from its accumulated earnings or reserves as permitted by the R.O.C. Company Law as set forth below.
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

     Meetings of Shareholders
     Meetings of our shareholders may be general meetings or special meetings. General meetings of shareholders are generally held in Hsinchu, Taiwan, within six months after the end of each fiscal year. Special meetings of shareholders may be convened by resolution of the board of directors whenever it deems necessary, or under certain circumstances, by shareholders or the audit committee. For a public company such as us, notice in writing of shareholders’ meetings, stating the place, time and purpose thereof, must be sent to each shareholder at least thirty days (in the case of general meetings) and fifteen days (in the case of special meetings) prior to the date set for each meeting.
     Voting Rights
     A holder of common shares has one vote for each common share. Except as otherwise provided by law, a resolution may be adopted by the holders of a simple majority of the total issued and outstanding common shares represented at a shareholders’ meeting at which a majority of the holders of the total issued and outstanding common shares are present. The election of directors at a shareholders’ meeting is by cumulative voting, except as otherwise prescribed by the articles of incorporation. Directors are nominated by our board of directors or shareholders on or prior to the shareholder meeting at which ballots for these elections are cast. Moreover, as authorized under the R.O.C. Company Law, we have adopted a nomination procedure for election of our independent directors in our newly amended articles of incorporation. According to our articles of incorporation, ballots for the election of directors and independent directors are cast separately.
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
     Other Rights of Shareholders
     Under the R.O.C. Company Law, dissenting shareholders are entitled to appraisal rights in the event of amalgamation, spin-off or certain other major corporate actions. A dissenting shareholder may request us to redeem all of the shares owned by that shareholder at a fair price to be determined by mutual agreement or a court order if agreement cannot be reached. A shareholder may exercise these appraisal rights by serving written notice on us prior to the related shareholders’ meeting and/or by raising an objection at the shareholders’ meeting. In addition to appraisal rights, any shareholder has the right to sue for the annulment of any resolution adopted at a shareholders’ meeting where the procedures were legally defective within thirty days after the date of such shareholders’ meeting. One or more shareholders who have held more than three percent of the issued and outstanding shares for over a year may require audit committee to bring a derivative action against a director for that director’s liability to us as a result of that director’s unlawful actions or failure to act. In addition, one or more shareholders who have held more than three percent of our issued and outstanding shares for over a year may require the board of directors to convene a special shareholders’ meeting by sending a written request to the board of directors.
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
     We may not pledge or hypothecate any purchased common shares. In addition, we may not exercise any shareholders’ rights attached to such common shares. In the event that we purchase our common shares on the Taiwan Stock Exchange, our affiliates, directors, managers and their respective spouses, minor children and nominees are prohibited from selling any of our common shares during the period in which we purchase our common shares.
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
Material Contracts
     In October 2007, we signed a contract with Atmel Corporation to purchase Atmel’s eight-inch wafer fabrication equipment from its fab in North Tyneside, United Kingdom. The deal totaled US$82 million. Both Atmel and us have agreed not to disclose other terms of this contract.
     We are not currently, and have not been in the last two years, party to any other material contract, other than contracts entered into in the ordinary course of our business. Please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” for a summary of contracts with certain of our related parties and note 4 to our consolidated financial statements regarding certain of our significant commitments and contingencies.
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
     Our deposit agreement has been amended and restated on November 16, 2007 to: (i) make our ADSs eligible for the direct registration system, as required by the New York Stock Exchange, by providing that ADSs may be certificated or uncertificated securities, (ii) enable the distribution of our reports by electronic means and (iii) reflect changes in R.O.C. laws in connection with the nomination of candidates for independent directors, for voting at the meeting of the shareholders. A copy of our amended and restated deposit agreement has been filed under the cover of Form F-6 on November 16, 2007.
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

     Direct Share Offerings
     Since 1997, the R.O.C. government has amended regulations to permit R.O.C. companies listed on the Taiwan Stock Exchange or GreTai Securities Market to issue shares directly (not through depositary receipt facility) overseas.
     Overseas Corporate Bonds
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

     Except as described below, the holders will not be able to exercise the voting rights attaching to the common shares represented by the ADSs on an individual basis. According to the R.O.C. Company Law, a shareholder’s voting rights attached to shares in an R.O.C. company must, as to all matters subject to a vote of shareholders (other than the election of directors) be exercised as to all shares held by such shareholder in the same manner. Accordingly, the voting rights attaching to the common shares represented by ADSs must be exercised as to all matters subject to a vote of shareholders by the depositary bank or its nominee, who represents all holders of ADSs, collectively in the same manner, except in the case of an election of directors. Directors are elected by cumulative voting unless our articles of incorporation stipulate otherwise.
     In the deposit agreement, the holders will appoint the depositary bank as their representative to exercise the voting rights with respect to the common shares represented by the ADSs.
     We will provide the depositary bank with copies (including English translations) of notices of meetings of our shareholders and the agenda of these meetings, including an indication of the number of directors to be elected if an election of directors is to be held at the meeting. The depositary bank has agreed to request and we will, therefore, also provide a list of the candidates who have expressed their intention to run for an election of directors. The depositary bank will mail these materials, together with a voting instruction form to holders as soon as practicable after the depositary bank receives the materials from us. In order to validly exercise its voting rights, the holder of ADSs must complete, sign and return to the depositary bank the voting instruction form by a date specified by the depositary bank. Additional or different candidates may be nominated at the meeting of the shareholders other than those proposed in the list provided by us and after the depositary bank has mailed the voting instruction form to the holders. If such change were to occur, the depositary bank may calculate the votes according to procedures not inconsistent with the provisions of the deposit agreement, but shall not exercise any discretion regarding the holders’ voting rights and if the depositary bank elects to develop such procedures, it has agreed to do so in a manner so as to give effect, to the extent practicable, to the instructions received from the holders.
     Subject to the provisions described in the second succeeding paragraph, which will apply to the election of directors done by means of cumulative voting, if persons together holding at least 51% of the ADSs outstanding at the relevant record date instruct the depositary bank to vote in the same manner in respect of one or more resolutions to be proposed at the meeting (other than the election of directors), the depositary bank will notify the instructions to the chairman of our board of directors or a person he may designate. The depositary bank will appoint the chairman or his designated person to serve as the voting representative of the depositary bank or its nominee and the holders. The voting representative will attend such meeting and vote all the common shares represented by ADSs to be voted in the manner so instructed by such holders in relation to such resolution or resolutions.
     If, for any reason, the depositary bank has not by the date specified by it received instructions from persons together holding at least 51% of all the ADSs outstanding at the relevant record date to vote in the same manner in respect of any resolution specified in the agenda for the meeting (other than the election of directors), then the holders will be deemed to have instructed the depositary bank or its nominee to authorize and appoint the voting representative as the representative of the depositary bank and the holders to attend such meeting and vote all the common shares represented by all ADSs as the voting representative deems appropriate with respect to such resolution or resolutions, which may not be in your interests; provided, however, that the depositary bank or its nominee will not give any such authorization and appointment unless it has received an opinion of R.O.C. counsel addressed to the depositary bank and in form and substance satisfactory to the depositary bank, at its sole expense, to the effect that, under R.O.C. law (i) the deposit agreement is valid, binding and enforceable against us and the holders and (ii) the depositary bank will not be deemed to be authorized to exercise any discretion when voting in accordance with the deposit agreement and will not be subject to any potential liability for losses arising from such voting. We and the depositary bank will take such actions, including amendment of the provisions of the deposit agreement relating to voting of common shares, as we deem appropriate to endeavor to provide for the exercise of voting rights attached to the common shares at shareholders’ meetings in a manner consistent with applicable R.O.C. law.
     The depositary bank will notify the voting representative of the instructions for the election of directors received from holders and appoint the voting representative as the representative of the depositary bank and the owners to attend such meeting and vote the common shares represented by ADSs as to which the depositary bank has received instructions from holders for the election of directors, subject to any restrictions imposed by R.O.C. law and our articles of incorporation. Holders who by the date specified by the depositary bank have not delivered instructions to the depositary bank will be deemed to have instructed the depositary bank to authorize and appoint the voting representative as the representative of the depositary bank or its nominee and the holders to attend such meeting and vote all the common shares represented by ADSs as to which the depositary bank has not received instructions from the holders for the election of directors as the voting representative deems appropriate, which may not be in your best interests. Candidates standing for election as representatives of a shareholder may be replaced by such shareholder prior to the meeting of the shareholders, and the votes cast by the holders for such candidates shall be counted as votes for their replacements.
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
     Moreover, in accordance with the deposit agreement, as further amended and restated as of November 16, 2007 and pursuant to R.O.C. Company Law, holders that individually or together with other holders hold at least 51% of the ADSs outstanding at the relevant record date are entitled to submit each year one written proposal for voting at the general meeting of shareholders; provided, that (i) such proposal is in Chinese language and does not exceed 300 Chinese characters, (ii) such proposal is submitted to the depositary bank at least two business days prior to the expiry of the relevant submission period, which shall be publicly announced by us each year in a report on Form 6-K filed with the Securities Exchange Commission prior to the commencement of the 60 days closed period for general meetings of shareholders, (iii) such proposal is accompanied by a written certificate to the depositary bank, in the form required by the depository bank, certifying that such proposal is being submitted by holders that individually or together with other holders hold at least 51% of the ADSs outstanding at the date of the submission and, if the date of the submission is on or after the relevant record date, also certifying that the holders who submitted the proposal held at least 51% of the ADSs outstanding as of the relevant record date, (iv) if the date of the submission is prior to the relevant record date, the holders who submitted the proposal must also provide, within five business days after the relevant record date, a second written certificate to the depositary bank, in the form required by the depositary bank, certifying that the holders who submitted the proposal continued to hold at least 51% of the ADSs outstanding at the relevant record date, (v) such proposal is accompanied by a joint and several irrevocable undertaking of all submitting holders to pay all fees and expenses incurred in relation to the submission (including the costs and expenses of the depositary bank or its agent to attend the general meeting of the shareholders) as such fees and expenses may be reasonably determined and documented by the depositary bank or us, and (vi) such proposal shall only be voted upon at the general meeting of shareholders if such proposal is accepted by our board of directors as eligible in accordance with applicable law for consideration at a shareholders meeting.
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
     Subscription Rights. Distributions of statutory subscription rights for common shares in compliance with R.O.C. law are not subject to any R.O.C. tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are exempted from income tax but are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory subscription rights that are not evidenced by securities are subject to capital gains tax at the rate of (i) 35% of the gains realized if you are a natural person; and (ii) 25% of the gains realized if you are an entity that is not a natural person. In this connection, please note that an amendment drafted by the Ministry of Finance to the Standards of Withholding Rates stipulates a reduction of the above-mentioned capital gains tax rate to 20% for both individuals and entities, and is expected to come into effect shortly.
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
     You are a U.S. holder if you are a beneficial owner of common shares or ADSs and you are:
•	a citizen or resident of the United States;

•	a domestic corporation, or other entity subject to United States federal income tax as a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
We urge you to consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of common shares or ADSs in your particular circumstances.
     Taxation of Dividends
     Subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay in respect of your common shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) including the amount of any R.O.C. tax withheld reduced by any credit against such withholding tax on account of the 10% retained earnings tax imposed on us, is subject to United States federal income taxation. If you are a noncorporate U.S. holder, under existing law any dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the common shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the common shares or ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the common shares or ADSs are readily tradable on an established securities market in the United States. The dividend is taxable to you when you, in the case of common shares, or the Depositary, in the case of ADSs, receives the dividend actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the NT Dollar payments made, determined at the spot NT Dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the common shares or ADSs and thereafter as capital gain.

     Subject to generally applicable limitations and restrictions, the R.O.C. taxes withheld from dividend distributions and paid over to the R.O.C. (reduced by any credit against such withholding tax on account of the 10% retained earnings tax) will be eligible for credit against your U.S. federal income tax liabilities. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules applicable to the United States foreign tax credit are complex, and we urge you to consult your own tax adviser concerning the availability of the credit in your particular circumstances.
     Pro rata distributions of common shares by us to holders of common shares or ADSs will generally not be subject to U.S. federal income tax. Accordingly, such distributions will generally not give rise to U.S. federal income against which the R.O.C. tax imposed on such distributions may be credited. Any such R.O.C. tax will generally only be creditable against a U.S. holder’s U.S. federal income tax liability with respect to general limitation income and not against passive income, in the case of taxable years beginning after December 31, 2006.
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
     Taxation of Capital Gains
     Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed under existing law at a maximum rate of 15% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
     Passive Foreign Investment Company Rules
     We believe that common shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes for the current taxable year and for future taxable years, but this conclusion is a factual determination that is made annually, based on our assets and income for each year, and thus may be subject to change.
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
     Also, where a company that is a PFIC meets certain reporting requirements, a U.S. holder could avoid certain adverse PFIC consequences described herein by making a “qualified electing fund” (“QEF”) election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. U.S. holders will not be able to treat the Company as a QEF if the Company does not prepare the information that U.S. holders would need to make a QEF election.
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
     The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above, including the Company’s ownership of any non-U.S. subsidiaries. As a result, U.S. holders are urged to consult their own tax advisors about the PFIC rules.
     Non-U.S. Holders
     Except as described in the section titled “Information reporting and backup withholding” below, a non-U.S. holder will not be subject to U.S. federal income or withholding tax on the payment of dividends and the proceeds from the disposition of shares or ADSs unless: such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States and is eligible for the benefits of the treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or the non-U.S. holder is an individual who holds the shares or ADSs as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, certain other conditions are met, and such non-U.S. holder does not qualify for an exemption. If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such item in the same manner as a U.S. holder unless otherwise provided in an applicable income tax treaty; a non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such item at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If the second exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition of the shares or ADSs.
     Information reporting and backup withholding
     U.S. holders generally are subject to information reporting requirements with respect to dividends paid on shares or ADSs and on the proceeds from the sale, exchange or disposition of shares or ADSs unless the holder is a corporation or otherwise establishes a basis for exemption. In addition, U.S. holders are subject to back-up withholding (currently at 28%) on dividends paid on shares or ADSs, and on the sale, exchange or other disposition of shares or ADSs, unless each such U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Non-U.S. holders generally are not subject to information reporting or backup withholding with respect to dividends, or the proceeds from the sale, exchange or other disposition of shares or ADSs, provided that each such non-U.S. holder certifies as to its foreign status on the applicable duly executed IRS Form W-8 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s or non-U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.
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

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
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
     The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2007.

	As of December 31, 2007
	Expected Maturity Dates										As of December 31, 2006
								2012 and		Aggregate		Aggregate
	2008		2009		2010		2011	thereafter	Total	Fair Value	Total	Fair Value
Long-term debt (in millions)
US$-denominated debt
Variable rate		—		—	US$	20	—	—	US$20	US$20	US$20	US$20
Average interest rate		—		—		4.64%	—	—	4.64%(2)	—	5.43%(2)	—
NT$-denominated debt
Variable rate	NT$	279	NT$	302	NT$	298	NT$221	NT$252	NT$1,352	NT$1,352	—	—
Average interest rate		2.93%		2.89%		2.82%	2.88%	2.90%	2.88%(2)	—
Fixed rate	NT$	2	NT$	8,000		—	—	NT$4,500	NT$12,502	NT$12,672(1)	NT$19,506	NT$19,823(1)
Average interest rate		0.00%		2.75%		—	—	3.00%	2.84%(2)	—	3.39%(2)	—

(1)	Represents the present value of expected cash flow discounted using the interest rate TSMC may obtain for similar long-term debts.

(2)	Average interest rates under “Total” are the weighted average of the average interest rates of each year for loan outstanding.
     Foreign Currency Risk: Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. As of December 31, 2007, more than 74% of our accounts payable and payables for purchases of capital goods were denominated in currencies other than the NT dollar, primarily in U.S. dollars, Japanese yen and Euros. More than 99% of our accounts receivable and receivables from related parties were denominated in non-NT dollars, mainly in U.S. dollars. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge our currency exposure. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. In 2007, our policy was to account for the unrealized gains or losses of these contracts on a mark-to-market rate basis and to realize the gains or losses of these contracts when the contracts matured. Effective January 1, 2006, these derivative financial instruments are required under R.O.C. Statement of Financial Accounting Standards No. 34 “Financial Instruments: Recognition and Measurement” to be recognized at fair market value on the balance sheet. Please see note 24 of our consolidated financial statements for information on the net assets, liabilities and purchase commitments that have been hedged by these derivative transactions.
     The table below presents our outstanding financial derivative transactions as of December 31, 2007. These contracts all have a maturity date of not more than 12 months.

	As of December 31, 2007								As of
Forward Exchange	Expected Maturity Dates								December 31, 2006
Contracts						2012 and		Aggregate		Aggregate
(in millions)	2008		2009	2010	2011	thereafter	Total	Fair Value(1)	Total	Fair Value(1)
(Sell US$/Buy NT$) Contract amount	US$	111	0	0	0	0	US$111	NT$5	—	—
Average contractual exchange rate (against NT dollars)		32.49	0	0	0	0	32.49	0	—	—
(Buy NT$/Sell EUR$) Contract amount	EUR$	48	0	0	0	0	EUR$48	NT$(184)	—	—
Average contractual exchange rate (against NT$ dollars)		43.55	0	0	0	0	43.55	0	—	—

	As of December 31, 2007							As of
Foreign Exchange	Expected Maturity Dates							December 31, 2006
Contracts					2012 and		Aggregate		Aggregate
(in millions)	2008	2009	2010	2011	thereafter	Total	Fair Value(1)	Total	Fair Value(1)
(Buy JPY/Sell US$) Contract amount	0	0	0	0	0	0	0	US$0.3	NT$(0.1)
Average contractual exchange rate (against US dollars)	0	0	0	0	0	0	0	117.52	—

	As of December 31, 2007							As of
	Expected Maturity Dates							December 31, 2006
Aggregate
Cross Currency Swap					2012 and		Aggregate		Fair
(in millions)	2008	2009	2010	2011	thereafter	Total	Fair Value(1)	Total	Value(1)
(Sell US$/Buy NT$) Contract amount	US$975	—	—	—	—	US$975	NT$(28)	US$820	(NT$33.85)
Range of interest rate paid	3.53%-5.6%	—	—	—	—	—	—	—	—
Range of interest rate received	0.02%-3.01%	—	—	—	—	—	—	—	—

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the balance sheet date.
     Other Market Risk. In addition to our interests in SSMC, Vanguard and VisEra Holding Company, we have made investments in equity securities including convertible bonds, issued by a significant number of private companies related to semiconductor and other technology industries mostly through a number of investment funds. As of December 31, 2007, the aggregate carrying value of these investments on our balance sheet was NT$3,846 million (US$119 million). As of December 31, 2007, approximately NT$3,481 million (US$107 million) of this amount in venture capital investments was made through InveStar Semiconductor Development Fund, and InveStar Semiconductor Development Fund (II), our two 97.1% owned subsidiaries, Emerging Alliance Fund L.P., VentureTech Alliance Fund II, and VentureTech Alliance Fund III, our 99.5%, 98.0% and 98.0% respectively owned subsidiaries. The carrying value of these investments in private companies and in the investment funds are subject to fluctuation based on many factors such as prevailing market conditions. Moreover, because these are investments in unlisted securities, the fair market value may be significantly different from our carrying value. Upon any subsequent sale of our investments, we may not be able to realize our carrying value as of December 31, 2007 or any subsequent date. As of December 31, 2007, we also had investments in the amount of NT$88,314 million (US$2,723 million), including agency bonds, corporate bonds, asset-backed securities, bond funds, government bonds, public-traded stocks, money market funds and structured time deposits, of which, NT$68,089 million (US$2,099 million) were classified as available-for-sales and NT$20,225 million (US$624 million) were classified as held-to-maturity. As of December 31, 2007, our gross unrealized losses of NT$627.4 million (US$19 million) related to bonds and asset-backed securities were mainly due to fair value fluctuations in an unstable United States credit environment. We have the intent and ability, to hold the investments for a sufficient period of time to allow for recovery in market value. In addition, NT$1,590 million (US$49 million) of our investments were classified as trading financial assets.
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
     Disclosure Controls and Procedures. Pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2007.
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
     As of the end of 2007, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2007 is effective.
     Changes in Internal Control Over Financial Reporting. During 2007, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
     Attestation Report of the Registered Public Accounting Firm.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Taiwan Semiconductor Manufacturing Company Limited
We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 30, 2008 expressed an unqualified opinion on those financial statements.
/s/Deloitte & Touche
Deloitte & Touche
Taipei, Taiwan
The Republic of China
March 30, 2008

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
     Our Audit Committee is currently comprised of four independent directors. Since June 1, 2005, no Audit Committee member has served as audit committee financial expert. Instead, our Audit Committee has engaged a financial expert consultant who our board of directors determined has the attributes required of an “audit committee financial expert” as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. In particular, our board of directors appointed Mr. J.C. Lobbezoo to serve as financial expert consultant to our Audit Committee from February, 14, 2006 onwards. Our board of directors believes that the Audit Committee members along with the advisors of the Audit Committee, including the financial expert consultant, possess sufficient financial knowledge and experience.

ITEM 16B.	CODE OF ETHICS
     We have adopted a “TSMC Ethics Code” for employees, officers and directors, which also applies to our Chief Executive Officer, Chief Financial Officer, Controller, and any other persons performing similar functions.
     We will provide to any person without charge, upon request, a copy of our “TSMC Ethics Code.” Any request should be made per email to our Investor Relations Division at invest@tsmc.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The table below summarizes the fees that we paid for services provided by Deloitte & Touche and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2006 and 2007.

	2006	2007
	NT$	NT$
	(In thousands)
Audit Fees	59,570	82,399
Audit Related Fees	4,813	811
Tax Fees	964	—

Total	65,347	83,210

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
     On November 13, 2007, we announced a share repurchase program to repurchase up to 800 million of our common shares at prices between NT$43.2 to NT$94.2 per share during the period from November 14, 2007 to January 13, 2008. The share repurchase program concluded on December 31, 2007, when a total of 800 million of our common shares had been repurchased pursuant to the program. The table below sets forth certain information about the repurchase of our common shares under the share repurchase program.

Issuer Purchases of Equity Securities

			(c) Total Number of	(d) Maximum Number (or
			Common Shares	Approximate Dollar Value)
	(a) Total Number of	(b) Average Price Paid	Purchased as Part of	of Common Shares that May
	Common Shares	per Common	Publicly Announced	Yet Be Purchased Under the
Period	Purchased	Share	Plans or Programs	Plans or Programs
November, 2007 (from Nov. 14, 2007 to Nov. 30, 2007)	209,601,000	60.32	209,601,000	590,399,000
December, 2007 (from Dec. 1, 2007 to Dec. 31, 2007)	590,399,000	60.68	590,399,000	—
Total	800,000,000	60.58	800,000,000	—

ITEM 17.	FINANCIAL STATEMENTS
     The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

1.1	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on May 7, 2007.

2b.1
The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

3.1	Rules for Election of Directors, as amended and restated on May 7, 2007.

3.2(2)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002.

4.1(2)
Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective August 1, 1997 to July 31, 2017) (in Chinese with English summary).

4.2(3)
Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective May 1, 1998 to April 30, 2018) (in Chinese with English summary).

4.3(3)
Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective November 1, 1999 to October 31, 2019) (in Chinese with English summary).

4.4(3)	Land Lease with Hsinchu Science Park Administration relating to Fab 7 (effective December 4, 1989 to December 3, 2009) (in Chinese with English summary).

4.5(2)	Land Lease with Hsinchu Science Park Administration relating to the Fab 7 (effective July 1, 1995 to June 30, 2015) (in Chinese with English summary).

4.6(2)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 1997 to March 14, 2017) (in Chinese with English summary).

4.7(3)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) (effective December 1, 1999 to November 30, 2019) (in Chinese with English summary).

+4.8a(1)	Technology Cooperation Agreement between Taiwan Semiconductor Manufacturing Company Ltd. and Philips Electronics N.V., as amended and restated on June 30, 2004.

4.9a(4)	Taiwan Semiconductor Manufacturing Company Limited 2002 Employee Stock Option Plan, as revised by the board of directors on March 4, 2003.

4.9aa(5)	Taiwan Semiconductor Manufacturing Company Limited 2003 Employee Stock Option Plan.

4.9aaa(6)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan.

4.9aaaa(1)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan, as revised on February 22, 2005.

4.9b(4)	TSMC North America 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.9bb(5)	TSMC North America 2003 Employee Stock Option Plan.

4.9c(4)	Wafer Tech, LLC 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.9cc(5)	Wafer Tech, LLC 2003 Employee Stock Option Plan.

4.9ccc(6)	Wafer Tech, LLC 2004 Employee Stock Option Plan.

4.9cccc(1)	Wafer Tech, LLC 2004 Employee Stock Option Plan, as revised on February 22, 2005.

+4.10(7)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd..

4.11(9)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 and Corporate Headquarters (effective April 1, 1988 to March 31, 2008) (in Chinese with English summary).

4.12(9)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 and 4 (effective May 16, 1993 to May 15, 2013) (in Chinese with English summary).

4.13(8)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

4.14(8)	Land Lease with Southern Taiwan Science Park Administration relating to fabs located in Tainan Science Park (effective November 1, 2000 to October 31, 2020) (English summary).

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

99.1	Consent of Deloitte & Touche.

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2004, filed by TSMC on May 16, 2005.

(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.

(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.

(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed by TSMC on June 23, 2003.

(5)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on October 20, 2003.

(6)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on January 6, 2005.

(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.

(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.

(9)	Previously filed in TSMC’s registration statement on Form F-1, filed by TSMC on September 15, 1997.

+	Contains portions for which confidential treatment has been requested.

EXHIBIT INDEX

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

1.1	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on May 7, 2008.

2b.1
The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

3.1	Rules for Election of Directors, as amended and restated on May 7, 2007.

3.2(2)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002.

4.1(2)
Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective August 1, 1997 to July 31, 2017) (in Chinese with English summary).

4.2(3)
Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective May 1, 1998 to April 30, 2018) (in Chinese with English summary).

4.3(3)
Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective November 1, 1999 to October 31, 2019) (in Chinese with English summary).

4.4(3)	Land Lease with Hsinchu Science Park Administration relating to Fab 7 (effective December 4, 1989 to December 3, 2009) (in Chinese with English summary).

4.5(2)	Land Lease with Hsinchu Science Park Administration relating to the Fab 7 (effective July 1, 1995 to June 30, 2015) (in Chinese with English summary).

4.6(2)	Land Lease with Hsinchu Science Park Administration relating to Fab. 8 (effective March 15, 1997 to March 14, 2017) (in Chinese with English summary).

4.7(3)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) (effective December 1, 1999 to November 30, 2019) (in Chinese with English summary).

+4.8(1)	Technology Cooperation Agreement between Taiwan Semiconductor Manufacturing Company Ltd. and Philips Electronics N.V., as amended and restated on June 20, 2004.

4.9a(4)	Taiwan Semiconductor Manufacturing Company Limited 2002 Employee Stock Option Plan, as revised by the board of directors on March 4, 2003.

4.9aa(5)	Taiwan Semiconductor Manufacturing Company Limited 2003 Employee Stock Option Plan.

4.9aaa(6)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock

Option Plan.

4.9aaaa(1)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan, as revised on February 22, 2005.

4.9b(4)	TSMC North America 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.9bb(5)	TSMC North America 2003 Employee Stock Option Plan.

4.9c(4)	WaferTech, LLC 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.9cc(5)	Wafer Tech, LLC 2003 Employee Stock Option Plan.

4.9ccc(6)	Wafer Tech, LLC 2004 Employee Stock Option Plan.

4.9cccc(1)	Wafer Tech, LLC 2004 Employee Stock Option Plan, as revised on February 22, 2005.

+4.10(7)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd..

4.11(9)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 and Corporate Headquarters (effective April 1, 1988 to March 31, 2008) (in Chinese with English summary).

4.12(9)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 and 4 (effective May 16, 1993 to May 15, 2013) (in Chinese with English summary).

4.13(8)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

4.14(8)	Land Lease with Southern Taiwan Science Park Administration relating to fabs located in Tainan Science Park (effective November 1, 2000 to October 31, 2020) (English summary).

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

99.1	Consent of Deloitte & Touche.

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2004, filed by TSMC on May 16, 2005.

(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended

December 31, 2001, filed by TSMC on May 9, 2002.

(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.

(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed by TSMC on June 23, 2003.

(5)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on October 20, 2003.

(6)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on January 6, 2005.

(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.

(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.

(9)	Previously filed in TSMC’s registration statement on Form F-1, filed by TSMC on September 15, 1997.

+	Contains portions for which confidential treatment has been requested.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.
Date: April 15, 2008

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
By:	/s/ Lora Ho
Name:	Lora Ho
Title:	Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2005, 2006 and 2007, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for the years ended December 31, 2005, 2006 and 2007, in conformity with accounting principles generally accepted in the Republic of China.
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
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/Deloitte & Touche
Deloitte & Touche
Taipei, Taiwan
The Republic of China
March 30, 2008

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In Millions of New Taiwan or U.S. Dollars, Except Par Value)

		December 31
	Notes	2006	2007
		NT$	NT$	US$
				(Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2, 5	$117,837.2	$94,986.5	$2,929.0
Financial assets at fair value through profit or loss	2, 4, 6	1,206.9	1,632.4	50.3
Available-for-sale financial assets	2, 4, 7	67,523.9	66,688.4	2,056.4
Held-to-maturity financial assets	2, 8	8,510.8	11,526.9	355.4
Notes and accounts receivable, net	2, 9	31,337.0	42,413.3	1,307.9
Receivables from related parties	25	252.3	10.9	0.3
Other receivables from related parties	25	256.9	243.6	7.5
Other financial assets	4, 26	2,356.5	1,515.5	46.7
Inventories, net	2, 10	21,430.7	23,862.3	735.8
Deferred income tax assets, net	2, 19	8,014.0	5,572.3	171.8
Prepaid expenses and other current assets	4	1,591.0	1,370.2	42.3

Total current assets		260,317.2	249,822.3	7,703.4

LONG-TERM INVESTMENTS	2, 4 , 7, 8, 11, 12
Investments accounted for using equity method		15,000.9	22,517.3	694.3
Available-for-sale financial assets		6,648.5	1,400.7	43.2
Held-to-maturity financial assets		28,973.5	8,697.7	268.2
Financial assets carried at cost		3,272.3	3,845.6	118.6

Total long-term investments		53,895.2	36,461.3	1,124.3

PROPERTY, PLANT AND EQUIPMENT, NET	2, 13, 25, 26	254,094.2	260,252.2	8,025.0

INTANGIBLE ASSETS
Goodwill	2	5,985.0	5,987.6	184.7
Deferred charges, net	2, 14	5,936.9	7,923.6	244.3

Total intangible assets		11,921.9	13,911.2	429.0

OTHER ASSETS
Deferred income tax assets, net	2, 19	5,802.1	7,313.3	225.5
Refundable deposits		1,331.2	2,777.8	85.7
Others		123.4	327.1	10.1

Total other assets		7,256.7	10,418.2	321.3

TOTAL ASSETS		$587,485.2	$570,865.2	$17,603.0

		December 31
	Notes	2006	2007
		NT$	NT$	US$
				(Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss	2, 4, 6	$10.9	$249.3	$7.7
Notes and accounts payable		7,934.4	11,574.9	356.9
Payable to related parties	25	1,867.7	1,503.4	46.4
Income tax payable	2, 19	7,946.5	11,126.1	343.1
Payables to contractors and equipment suppliers		10,768.6	6,256.7	192.9
Accrued expenses and other current liabilities	2, 17	11,328.3	17,714.8	546.2
Current portion of bonds payable and long-term liabilities	15, 16	7,004.1	280.8	8.7

Total current liabilities		46,860.5	48,706.0	1,501.9

LONG-TERM LIABILITIES
Bonds payable	15	12,500.0	12,500.0	385.4
Long-term bank loans	16	654.0	1,722.2	53.1
Other long-term payables	17, 28	8,703.3	9,410.0	290.2
Other payables to related parties	25, 28	403.4	—	—
Obligations under capital leases	2	612.9	652.3	20.1

Total long-term liabilities		22,873.6	24,284.5	748.8

OTHER LIABILITIES
Accrued pension cost	2, 18	3,540.1	3,665.5	113.0
Guarantee deposits	28	3,817.1	2,243.0	69.2
Deferred credits	2, 25	1,177.1	1,236.9	38.1
Others		78.7	43.8	1.4

Total other liabilities		8,613.0	7,189.2	221.7

Total liabilities		78,347.1	80,179.7	2,472.4

COMMITMENTS AND CONTINGENCIES	28

		December 31
	Notes	2006	2007
		NT$	NT$	US$
				(Note 3)
EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — NT$10 par value
Authorized: 27,050,000 thousand shares in 2006
28,050,000 thousand shares in 2007
Issued: 25,829,688 thousand shares in 2006
26,427,104 thousand shares in 2007		258,296.9	264,271.1	8,149.0
Capital surplus	2, 20	54,107.5	53,732.7	1,656.9
Retained earnings	20	197,124.5	218,864.5	6,748.8
Unrealized gain on financial instruments	2, 4	561.6	681.0	21.0
Cumulative translation adjustments	2	(1,191.1)	(1,072.9)	(33.1)
Treasury stock — 33,926 thousand shares in 2006
834,096 thousand shares in 2007	2, 22	(918.1)	(49,385.0)	(1,522.8)

Total equity attributable to shareholders of the parent		507,981.3	487,091.4	15,019.8

MINORITY INTEREST IN SUBSIDIARIES	2	1,156.8	3,594.1	110.8

Total shareholders’ equity		509,138.1	490,685.5	15,130.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$587,485.2	$570,865.2	$17,603.0

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
	Notes	2005	2006	2007
		NT$	NT$	NT$	US$
					(Note 3)
NET SALES	2, 25, 29	$266,565.1	$317,407.2	$322,630.6	$9,948.5

COST OF SALES	25	148,362.2	161,597.1	180,280.4	5,559.1

GROSS PROFIT		118,202.9	155,810.1	142,350.2	4,389.4

OPERATING EXPENSES	25
Research and development		14,016.5	16,076.4	17,946.3	553.4
General and administrative		9,085.5	8,716.7	8,963.8	276.4
Marketing		4,132.3	3,752.3	3,718.2	114.6

Total operating expenses		27,234.3	28,545.4	30,628.3	944.4

INCOME FROM OPERATIONS		90,968.6	127,264.7	111,721.9	3,445.0

NON-OPERATING INCOME AND GAINS
Interest income	2, 4	2,806.2	4,542.1	5,651.7	174.3
Equity in earnings of equity method investees, net	2, 11	1,433.2	2,347.2	2,507.9	77.3
Settlement income	28	964.7	979.2	985.1	30.4
Gain on settlement and disposal of financial instruments, net	2, 4	—	—	633.1	19.5
Technical service income	25, 28	462.6	571.5	590.4	18.2
Rental income	2	0.9	224.3	378.6	11.7
Subsidy income	2	321.9	334.5	364.3	11.2
Valuation gain on financial instruments, net	2, 6	—	—	304.6	9.4
Gain on disposal of property, plant and equipment and other assets	2, 25	342.8	421.1	91.2	2.8
Foreign exchange gain, net	2, 4	2,610.0	—	80.9	2.5
Others	25	457.1	285.7	346.0	10.7

Total non-operating income and gains		9,399.4	9,705.6	11,933.8	368.0

NON-OPERATING EXPENSES AND LOSSES
Provision for litigation loss	28	—	—	1,008.6	31.1
Interest expense	4	1,413.4	890.6	842.2	26.0
Loss on impairment of financial assets	2	128.9	279.7	54.2	1.7
Loss on disposal of property, plant and equipment	2	60.1	241.4	6.2	0.2
Valuation loss on financial instruments, net	2, 4, 6	337.2	812.9	—	—
Loss on settlement and disposal of financial instruments, net	2, 4, 6	3,602.8	798.6	—	—
Foreign exchange loss, net	2	—	400.9	—	—
Others		562.3	184.0	102.5	3.1

Total non-operating expenses and losses		6,104.7	3,608.1	2,013.7	62.1

INCOME BEFORE INCOME TAX		94,263.3	133,362.2	121,642.0	3,750.9

INCOME TAX EXPENSE	2, 19	630.6	7,773.7	11,709.6	361.1

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES		93,632.7	125,588.5	109,932.4	3,389.8

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82.1 MILLION	4	—	1,606.7	—	—

NET INCOME		$93,632.7	$127,195.2	$109,932.4	$3,389.8

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
	Notes	2005	2006	2007
		NT$	NT$	NT$	US$
					(Note 3)
ATTRIBUTABLE TO:
Shareholders of the parent		$93,575.0	$127,009.7	$109,177.1	$3,366.5
Minority interest	2	57.7	185.5	755.3	23.3

		$93,632.7	$127,195.2	$109,932.4	$3,389.8

BASIC EARNINGS PER SHARE	2, 23
Before income tax		$3.58	$5.11	$4.59	$0.14

After income tax		$3.55	$4.82	$4.14	$0.13

DILUTED EARNINGS PER SHARE	2, 23	$3.57	$5.10	$4.58	$0.14

Before income tax		$3.55	$4.81	$4.14	$0.13

After income tax

BASIC EARNINGS PER EQUIVALENT ADS	2
Before income tax		$17.88	$25.54	$22.94	$0.71

After income tax		$17.76	$24.08	$20.72	$0.64

DILUTED EARNINGS PER EQUIVALENT ADS	2
Before income tax		$17.87	$25.51	$22.92	$0.71

After income tax		$17.75	$24.06	$20.70	$0.64

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	2, 23	26,349,396,	26,374,757	26,346,582

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	2, 23	26,359,727	26,398,858	26,368,250

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In Millions of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
	Capital Stock				Unrealized
	(NT$10 Par Value)				Gain (Loss)	Cumulative			Minority	Total
	Common Stock		Capital	Retained	on Financial	Translation	Treasury		Interest in	Shareholders’
	Shares	Amount	Surplus	Earnings	Instruments	Adjustments	Stock	Total	Subsidiaries	Equity
	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

BALANCE, JANUARY 1, 2005	23,251,964	$232,519.6	$56,537.3	$113,730.0	$—	$(2,226.4)	$(1,595.2)	$398,965.3	$75.7	$399,041.0

Appropriations of prior year’s earnings
Bonus to employees — in cash	—	—	—	(3,086.2)	—	—	—	(3,086.2)	—	(3,086.2)
Bonus to employees — in stock	308,622	3,086.2	—	(3,086.2)	—	—	—	—	—	—
Cash dividends to shareholders — NT$2.00 per share	—	—	—	(46,504.1)	—	—	—	(46,504.1)	—	(46,504.1)
Stock dividends to shareholders — NT$0.50 per share	1,162,602	11,626.0	—	(11,626.0)	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	(231.5)	—	—	—	(231.5)	—	(231.5)
Net income in 2005	—	—	—	93,575.0	—	—	—	93,575.0	57.7	93,632.7
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	71.4	—	—	—	—	71.4	—	71.4
Translation adjustments	—	—	—	—	—	1,585.7	—	1,585.7	(51.8)	1,533.9
Issuance of stock from exercising employee stock options	6,837	68.4	202.5	—	—	—	—	270.9	—	270.9
Cash dividends received by subsidiaries from TSMC	—	—	84.3	—	—	—	—	84.3	—	84.3
Treasury stock transactions — sales of parent company’s stock held by subsidiaries	—	—	222.4	—	—	—	677.1	899.5	—	899.5
Increase in minority interests	—	—	—	—	—	—	—	—	526.8	526.8

BALANCE, DECEMBER 31, 2005	24,730,025	247,300.2	57,117.9	142,771.0	—	(640.7)	(918.1)	445,630.3	608.4	446,238.7

Appropriations of prior year’s earnings
Bonus to employees — in cash	—	—	—	(3,432.1)	—	—	—	(3,432.1)	—	(3,432.1)
Bonus to employees — in stock	343,213	3,432.1	—	(3,432.1)	—	—	—	—	—	—
Cash dividends to common shareholders — NT$2.50 per share	—	—	—	(61,825.1)	—	—	—	(61,825.1)	—	(61,825.1)
Stock dividends to common shareholders — NT$0.15 per share	370,950	3,709.5	—	(3,709.5)	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	(257.4)	—	—	—	(257.4)	—	(257.4)
Capital surplus transferred to capital stock	370,950	3,709.5	(3,709.5)	—	—	—	—	—	—	—
Net income in 2006	—	—	—	127,009.7	—	—	—	127,009.7	185.5	127,195.2
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	187.1	—	—	—	—	187.1	—	187.1
Translation adjustments	—	—	—	—	—	(550.4)	—	(550.4)	(126.2)	(676.6)
Issuance of stock from exercising employee stock options	14,550	145.6	429.7	—	—	—	—	575.3	—	575.3
Cash dividends received by subsidiaries from TSMC	—	—	82.3	—	—	—	—	82.3	—	82.3
Valuation gain on available-for-sale financial assets	—	—	—	—	386.0	—	—	386.0	2.1	388.1
Equity in the valuation gain on available-for-sale financial assets held by equity method investees	—	—	—	—	175.6	—	—	175.6	—	175.6
Increase in minority interests	—	—	—	—	—	—	—	—	487.0	487.0

BALANCE, DECEMBER 31, 2006	25,829,688	258,296.9	54,107.5	197,124.5	561.6	(1,191.1)	(918.1)	507,981.3	1,156.8	509,138.1

Appropriations of prior year’s earnings
Bonus to employees — in cash	—	—	—	(4,572.8)	—	—	—	(4,572.8)	—	(4,572.8)
Bonus to employees — in stock	457,280	4,572.8	—	(4,572.8)	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	(77,489.1)	—	—	—	(77,489.1)	—	(77,489.1)
Stock dividends to shareholders — NT$0.02 per share	51,659	516.6	—	(516.6)	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	(285.8)	—	—	—	(285.8)	—	(285.8)
Capital surplus transferred to capital stock	77,489	774.9	(774.9)		—	—	—	—	—	—
Net income in 2007		—	—	109,177.1	—	—	—	109,177.1	755.3	109,932.4
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(28.7)	—	—	—	—	(28.7)	31.9	3.2
Translation adjustments	—	—	—	—	—	118.2	—	118.2	(99.3)	18.9
Issuance of stock from exercising employee stock options	10,988	109.9	327.0	—	—	—	—	436.9	—	436.9
Cash dividends received by subsidiaries from TSMC	—	—	101.8	—	—	—	—	101.8	—	101.8
Valuation gain on available-for-sale financial assets	—	—	—	—	241.8	—	—	241.8	19.5	261.3
Equity in the valuation loss on available-for-sale financial assets held by equity method investees	—	—	—	—	(122.4)	—	—	(122.4)	—	(122.4)
Treasury stock repurchased by the Company	—	—	—	—	—	—	(48,466.9)	(48,466.9)	—	(48,466.9)
Increase in minority interest	—	—	—	—	—	—	—	—	1,729.9	1,729.9

BALANCE, DECEMBER 31, 2007	26,427,104	$264,271.1	$53,732.7	$218,864.5	$681.0	$(1,072.9)	$(49,385.0)	$487,091.4	$3,594.1	$490,685.5

BALANCE, DECEMBER 31, 2007 (IN MILLIONS OF US$ — Note 3)		$8,149.0	$1,656.9	$6,748.8	$21.0	$(33.1)	$(1,522.8)	$15,019.8	$110.8	$15,130.6

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$93,575.0	$127,009.7	$109,177.1	$3,366.5
Net income attributable to minority interest	57.7	185.5	755.3	23.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	75,649.4	73,715.2	80,005.4	2,467.0
Amortization of premium/discount of financial assets	120.9	2.4	(117.2)	(3.6)
Loss on impairment of financial assets	128.9	279.7	54.2	1.7
Loss (gain) on disposal of available-for-sale financial assets, net	150.1	(90.8)	(610.2)	(18.8)
Equity in earnings of equity method investees, net	(1,433.2)	(2,347.2)	(2,507.9)	(77.3)
Dividends received from equity method investees	668.5	614.6	625.1	19.3
Gain on disposal of investments accounted for using equity method	(0.6)	—	—	—
Gain on disposal of financial assets carried at cost, net	(14.7)	(16.2)	(264.5)	(8.2)
Gain on disposal of property, plant and equipment and other assets, net	(282.6)	(179.7)	(85.0)	(2.6)
Deferred income taxes	(3,353.0)	121.6	943.8	29.1
Loss on idle assets	131.8	44.1	—	—
Donation of idle assets	7.2	—	—	—
Net changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	72.8	340.2	(187.1)	(5.8)
Notes and accounts receivable, net	(10,601.0)	6,447.3	(10,977.0)	(338.5)
Receivables from related parties	(101.9)	440.9	629.5	19.4
Other receivables from related parties	(88.0)	341.1	13.2	0.4
Other financial assets	(306.0)	(738.7)	842.1	26.0
Inventories, net	(2,006.2)	(3,702.4)	(2,226.1)	(68.6)
Prepaid expenses and other current assets	120.1	(170.5)	290.4	9.0
Increase (decrease) in:
Notes and accounts payable	2,088.6	(1,487.1)	3,218.3	99.2
Payables to related parties	(1,629.2)	(572.4)	(375.7)	(11.6)
Income tax payable	3,611.5	3,931.0	3,179.7	98.0
Accrued expenses and other current liabilities	181.7	862.4	913.9	28.2
Accrued pension cost	360.1	65.7	125.5	3.9
Deferred credits	117.3	(99.3)	343.9	10.6

Net cash provided by operating activities	157,225.2	204,997.1	183,766.7	5,666.6

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(99,436.2)	(119,291.7)	(87,550.2)	(2,699.7)
Held-to-maturity financial assets	(14,199.1)	(18,554.0)	—	—
Investments accounted for using equity method	(621.9)	(2,613.0)	(5,803.8)	(179.0)
Financial assets carried at cost	(456.9)	(511.6)	(911.3)	(28.1)
Property, plant and equipment	(79,878.7)	(78,737.3)	(84,001.0)	(2,590.2)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	102,577.8	91,620.4	94,908.7	2,926.6
Held-to-maturity financial assets	14,595.4	10,410.0	17,325.1	534.2
Investments accounted for using equity method	65.1	—	—	—
Financial assets carried at cost	76.1	126.5	410.5	12.7
Property, plant and equipment and other assets	480.7	518.7	60.5	1.9
Increase in deferred charges	(856.0)	(1,414.8)	(3,059.2)	(94.3)
Decrease (increase) in refundable deposits	0.8	(1,224.5)	(1,434.9)	(44.2)
Net cash paid for acquisition of subsidiaries	—	—	(404.4)	(12.5)
Decrease (increase) in other assets	0.7	(52.1)	(228.8)	(7.1)

Net cash used in investing activities	(77,652.2)	(119,723.4)	(70,688.8)	(2,179.7)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of:
Short-term bank loans	$(54.5)	$(328.5)	$(89.7)	$(2.8)
Bonds payable	(10,500.0)	—	(7,000.0)	(215.8)
Long-term bank loans	(1,337.4)	(5.5)	(196.2)	(6.0)
Increase in long-term bank loans	—	—	653.0	20.1
Increase (decrease) in guarantee deposits	2,483.5	920.7	(1,574.1)	(48.5)
Cash dividends	(46,419.8)	(61,742.7)	(77,387.3)	(2,386.3)
Cash bonus paid to employees	(3,086.2)	(3,432.1)	(4,572.8)	(141.0)
Bonus to directors and supervisors	(231.5)	(257.4)	(285.8)	(8.8)
Proceeds from:
Exercise of employee stock options	270.9	575.1	436.8	13.5
Disposal of treasury stock	899.5	—	—	—
Repurchase of treasury stock	—	—	(45,413.4)	(1,400.4)
Increase in minority interests	6.8	487.0	19.0	0.5

Net cash used in financing activities	(57,968.7)	(63,783.4)	(135,410.5)	(4,175.5)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,604.3	21,490.3	(22,332.6)	(688.6)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	348.9	(136.8)	(518.1)	(16.0)

EFFECT OF FIRST INCLUSION FOR CONSOLIDATION OF CERTAIN SUBSIDIARIES	228.1	—	—	—

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	74,302.4	96,483.7	117,837.2	3,633.6

CASH AND CASH EQUIVALENTS, END OF YEAR	$96,483.7	$117,837.2	$94,986.5	$2,929.0

SUPPLEMENTAL INFORMATION
Interest paid	$1,378.6	$951.5	$922.1	$28.4

Income tax paid	$341.7	$3,630.0	$7,585.7	$233.9

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$56,166.2	$80,675.3	$78,890.0	$2,432.6
Decrease (increase) in payables to contractors and equipment suppliers	24,361.7	(1,702.5)	5,111.0	157.6
Increase in other long-term payables	(649.2)	(235.5)	—	—

Cash paid	$79,878.7	$78,737.3	$84,001.0	$2,590.2

Repurchase of treasury stock	$—	$—	$48,466.9	$1,494.6
Increase in accrued expenses and other current liabilities	—	—	(3,053.5)	(94.2)

Cash paid	$—	$—	$45,413.4	$1,400.4

NON-CASH FINANCING ACTIVITIES
Current portion of long-term liabilities	$5.5	$7,004.1	$280.8	$8.7
Current portion of other long-term payables (under accrued expenses and other current liabilities)	869.1	617.9	3,735.9	115.2
Current portion of other payables to related parties (under payables to related parties)	694.0	688.6	—	—
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan or U.S. Dollars)
The Company acquired controlling interests in Xintec Inc. (Xintec) and Mutual-Pak Technology Co., Ltd. (Mutual-Pak) in March 2007 and July 2007, respectively, and consolidated the revenue/income and expenses/losses of the two companies from the respective acquisition dates. Fair values of assets acquired and liabilities assumed were as follows:

Current assets	$3,101.7
Property, plant and equipment	2,339.6
Other assets	436.7
Current liabilities	(1,937.4)
Long-term liabilities	(701.9)

Net amount	$3,238.7

Purchase price for Xintec and Mutual-Pak	$1,413.5
Less: Cash balance of Xintec and Mutual-Pak at acquisition	(1,009.1)

Net cash paid for acquisition of Xintec and Mutual-Pak	$404.4

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	GENERAL

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

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

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

The consolidated entities were as follows:

		Percentage of Ownership
		December 31,	December 31,
Name of Investor	Name of Investee	2006	2007	Remark

TSMC	TSMC North America (TSMC-NA)	100%	100%	—
	TSMC Japan Limited (TSMC-Japan)	100%	100%	—
	TSMC Korea Limited (TSMC-Korea)	100%	100%	—
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	100%	100%	—
	TSMC International Investment Ltd. (TSMC International)	100%	100%	—
	TSMC Global, Ltd. (TSMC Global)	100%	100%	—
	TSMC (Shanghai) Company Limited (TSMC-Shanghai)	100%	100%	—
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	36%	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng. As of December 31, 2007, Chi Cherng held 17,032 thousand common shares in TSMC (approximately 0.06% of issued common shares).

		Percentage of Ownership
		December 31,	December 31,
Name of Investor	Name of Investee	2006	2007	Remark
	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	36%	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey. As of December 31, 2007, Hsin Ruey held 17,064 thousand common shares in TSMC (approximately 0.06% of issued common shares).
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	98%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	38%	37%	GUC became a consolidated entity of TSMC as GUC’s president was assigned by TSMC and TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.
	Xintec Inc. (Xintec)	—	43%	TSMC obtained three out of five director positions in March 2007, and TSMC has a controlling interest over Xintec.
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—

TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC (ISDF II)	97%	97%	—

TSMC Development	WaferTech, LLC (WaferTech)	99.996%	99.996%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	13%	51%	VTAF III acquired a controlling interest in Mutual-Pak in July 2007.

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	—	100%	Newly established.

GUC	Global Unichip Corp.-North America (GUC-NA)	100%	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—

TSMC Partners	TSMC Design Technology Canada, Inc. (TSMC Canada)	—	100%	Newly established.
(Concluded)
The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated subsidiaries as of December 31, 2007:

TSMC-NA is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC-Japan, TSMC-Korea and TSMC-Europe are engaged mainly in marketing activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global, TSMC Partners, TSMC Development, Chi Cherng and Hsin Ruey are engaged in investing activities. TSMC-Shanghai is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, and ISDF II are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA and GUC-Japan are engaged in providing products consulting in North America and Japan, respectively. Xintec is engaged in the provision of wafer packaging service. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.
TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company”.
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
Cash Equivalents
Repurchase agreements collateralized by government bonds, asset-backed commercial papers, corporate notes, and treasury bills acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.
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
Fair value is determined as follows: Structured time deposits — using valuation techniques; open-end mutual funds and money market funds — net asset value at the end of the year; publicly-traded stocks — closing prices at the end of the year; and other debt securities — average of bid and asked prices at the end of the year.
Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.
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
Held-to-maturity Financial Assets
Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
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
Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.
Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer; price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
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
Investments Accounted for Using Equity Method
Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Prior to January 1, 2006, the difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s equity was amortized by the straight-line method over five years, with the amortization recorded in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments Accounted for Using the Equity Method” (R.O.C. SFAS No. 5), the cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.
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
Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the

Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.
Financial Assets Carried at Cost
Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.
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
Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.
When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.
Intangible Assets
Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, “Business Combinations — Accounting Treatment under Purchase Method” (R.O.C. SFAS No. 25), goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

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

Effective January 1, 2007, the Company adopted the newly released Statement of Financial Accounting Standards No. 37, “Accounting for Intangible Assets”. The Company had reassessed the useful lives and the amortization method of its recognized intangible assets at the effective date. Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Government Subsidies

Income-related subsidies from governments are recognized in earnings when the requirements for subsidies are met.

Income Tax

The Company applies intra-period and inter-period allocations for its income tax whereby (1) a portion of current year’s income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the tax-exempt income under various laws and statutes. TSMC and subsidiaries domiciled in the R.O.C. have considered the impact of the AMT Act in the determination of their tax liabilities.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. (the ARDF). The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When TSMC retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount. TSMC’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from TSMC are recorded under capital surplus — treasury stock transactions.

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

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, investments and deposits. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit rating financial institutions. The Company’s sales are primarily denominated in U.S. dollars. Sales to top ten customers represented 52%, 53% and 51% of the consolidated sales for the years ended December 31, 2005, 2006 and 2007, respectively. The Company routinely assesses the financial strength of substantially all customers. The financial condition of the counter-party to investments and deposits is assessed by management on a regular basis.

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

Fair value of long-term loans with floating interest rates is their carrying amount. Fair value of long-term loans with fixed interest rates is the present value of expected cash flows discounted using the interest rate the Company may obtain for similar long-term loans. For the Company’s investment portfolio without immediately available market quotes, management believes that the carrying amount of the portfolio approximates the fair value at December 31, 2006 and 2007. Management believes that the differences between the estimated fair values and carrying amounts of these financial instruments were not significant at December 31, 2006 and 2007.
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

Recent Accounting Pronouncements

In March 2007, the ARDF issued an interpretation that requires companies to record the bonus paid to directors, supervisors and employees as an expense rather than an appropriation of earnings. This interpretation should be applied to financial statements for fiscal years beginning on or after January 1, 2008. Based on management’s reasonable estimate, the Company believes that the adoption of this standard will result in a charge to earnings of approximately 15% of the net income for 2008. However, the actual percentage to be paid in profit sharing bonuses is subject to the approval of the Company’s shareholders.

The ARDF also issued Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment” (R.O.C. SFAS No. 39) in August 2007, which requires companies to measure share-based payment transactions at fair value and charge such amount to earnings. R.O.C. SFAS No. 39 should be applied to financial statements for fiscal years beginning on or after January 1, 2008. The adoption of R.O.C. SFAS No. 39 will change the Company’s accounting treatment for shares-based payment on a prospective basis beginning in the first quarter of 2008.

The ARDF revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories” (R.O.C. SFAS No. 10) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are required to be recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised R.O.C. SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of R.O.C. SFAS No. 10 will have on its results of operation and financial positions and is not yet in a position to determine such effect.

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the noon buying rate in The City of New York for cable transfers in New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007, which was NT$32.43 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	ACCOUNTING CHANGES
a.	Effect of adopting the newly released and revised R.O.C. SFASs

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (R.O.C. SFAS No. 34) and No. 36, “Financial Instruments: Disclosure and Presentation”.

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

The effect of adopting the newly released R.O.C. SFASs is summarized as follows:

	Recognized as
	Cumulative
	Effect of	Recognized as a
	Changes in	Separate
	Accounting	Component of
	Principles	Shareholders’
	(Net of Tax)	Equity

Financial assets or liabilities at fair value through profit or loss	$1,606.7	$—
Available-for-sale financial assets	—	306.5

	$1,606.7	$306.5

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

Upon adoption of R.O.C. SFAS No. 34, certain accounts in the consolidated financial statements as of and for the year ended December 31, 2005 were reclassified to conform to the consolidated financial statements as of and for the years ended December 31, 2006 and 2007. The previously issued consolidated financial statements as of and for the year ended December 31, 2005 were not required to be restated.

Certain accounting policies prior to the adoption of R.O.C. SFAS No. 34 are summarized as follows:
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

Certain accounts in the consolidated financial statements for the year ended December 31, 2005 have been reclassified to conform to the classifications prescribed by R.O.C. SFAS No. 34. The reclassifications of the whole or a part of the account balances of certain accounts are summarized as follows:

	Before	After
	Reclassification	Reclassification
	NT$	NT$
	(In Millions)

Statement of income

Interest income	$3,069.4	$2,806.2
Foreign exchange gain, net	3.0	2,610.0
Interest expense	(2,662.5)	(1,413.4)
Unrealized valuation loss on short-term investments	(337.2)	—
Loss on disposal of investment, net	(9.9)	—
Valuation loss on financial instruments, net	—	(337.2)
Loss on settlement and disposal of financial instruments, net	—	(3,602.8)

	$62.8	$62.8

5.	CASH AND CASH EQUIVALENTS

	December 31
	2006	2007
	NT$	NT$
	(In Millions)

Cash and deposits in banks	$85,496.1	$84,105.4
Repurchase agreements collaterized by government bonds	31,241.6	10,067.8
Asset-backed commercial papers	—	522.1
Corporate notes	1,026.5	291.2
Treasury bills	73.0	—

	$117,837.2	$94,986.5

6.	FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2006	2007
	NT$	NT$
	(In Millions)

Trading financial assets
Publicly-traded stocks	$1,162.3	$1,590.2
Cross currency swap contracts	44.6	35.6
Forward exchange contracts	—	6.6

	$1,206.9	$1,632.4

Trading financial liabilities
Forward exchange contracts	$0.1	$185.6
Cross currency swap contracts	10.8	63.7

	$10.9	$249.3

The Company entered into derivative contracts during the years ended December 31, 2006 and 2007 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting prescribed by R.O.C. SFAS No. 34. Therefore, the Company did not apply hedge accounting treatment for its derivative financial contracts.

Outstanding forward contracts as of December 31, 2006 and 2007:

		Contract
		Amount
	Maturity Date	(in Millions)
December 31, 2006

Sell JPY/Buy US$	January 2007	JPY	38.6

December 31, 2007

Sell US$/Buy NT$	January 2008	US$	111.0
Sell EUR/Buy NT$	February 2008 to July 2008	EUR	48.0

Outstanding cross currency swap contracts as of December 31, 2006 and 2007:

Maturity Date	Contract	Range of	Range of
	Amount	Interest Rates	Interest Rates
	(in Millions)	Paid	Received

December 31, 2006

January 2007 to February 2007	US$820.0	3.19%-5.91%	0.90%-3.25%

December 31, 2007

January 2008 to February 2008	US$975.0	3.53%-5.60%	0.02%-3.01%
For the years ended December 31, 2006 and 2007, net losses arising from derivative financial instruments were NT$1,613.4 million (including realized settlement losses of NT$1,647.1 million and valuation gains of NT$33.7 million) and NT$924.9 million (including realized settlement losses of NT$684.1 million and valuation losses of NT$240.8 million), respectively.

The Company did not enter into any interest rate swap contracts during the years ended December 31, 2006 and 2007. The Company rescinded all interest rate swap contracts in the first quarter of 2005 before their original maturities. The rescission loss of NT$28.3 million has been reclassified and included in the “loss on settlement and disposal of financial instruments” account
7.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2006	2007
	NT$	NT$
	(In Millions)

Money market funds	$667.8	$19,212.1
Open-end mutual funds	26,147.3	14,966.7
Corporate bonds	16,494.3	10,745.1
Agency bonds	12,691.6	8,635.8
Government bonds	6,921.5	7,767.6
Corporate issued asset-backed securities	10,541.7	5,357.1
Publicly-traded stocks	208.9	905.3
Structured time deposits	499.3	499.4

	74,172.4	68,089.1
Current portion	(67,523.9)	(66,688.4)

	$6,648.5	$1,400.7

In 2004, the Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. The investment portfolios included securities such as corporate bonds, agency bonds, government bonds, asset-backed securities and others. Securities acquired with maturities of less than three months from the date of purchase were classified as cash equivalents.

Structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying
	Amount	Amount	Interest Rates	Maturity Date
	NT$	NT$
	(In Millions)
December 31, 2006

Step-up callable deposits
Domestic deposits	$500.0	$499.3	1.76%	March 2008

December 31, 2007

Step-up callable deposits
Domestic deposits	$500.0	$499.4	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.
8.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2006	2007
	NT$	NT$
	(In Millions)

Corporate bonds	$13,742.5	$10,900.2
Government bonds	12,070.7	7,824.4
Structured time deposits	11,671.1	1,500.0

	37,484.3	20,224.6
Current portion	(8,510.8)	(11,526.9)

	$28,973.5	$8,697.7

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

			Range of
	Principal	Interest	Interest
	Amount	Receivable	Rates	Maturity Date
	NT$	NT$
	(In Millions)
December 31, 2006

Step-up callable deposits
Domestic deposits	$4,500.0	$13.9	1.40%-1.83%	June 2007 to October 2008
Callable range accrual deposits
Domestic deposits	3,911.5	4.8	(See below)	September 2009 to December 2009
Foreign deposits	3,259.6	5.0	(See below)	October 2009 to January 2010

	$11,671.1	$23.7

December 31, 2007

Step-up callable deposits
Domestic deposits	$1,500.0	$5.6	1.77%-1.83%	April 2008 to October 2008

The amount of interest earned from the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of December 31, 2006, the principal of the deposits that resided in banks located in Hong Kong and Singapore amounted to US$80.0 million and US$20.0 million, respectively. As of December 31, 2007, no structured time deposit resided in banks located in foreign countries.

9.	RECEIVABLES, NET

	December 31
	2006	2007
	NT$	NT$
	(In Millions)

Notes receivable	$60.3	$59.0
Accounts receivable	34,897.4	47,145.1

	34,957.7	47,204.1

Allowance for doubtful receivables	(749.9)	(701.8)
Allowance for sales returns and others	(2,870.8)	(4,089.0)

	(3,620.7)	(4,790.8)

	$31,337.0	$42,413.3

Changes in the allowances are summarized as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
	(In Millions)

Allowance for doubtful receivables
Balance, beginning of year	$982.8	$980.6	$749.9
Effect of inclusion of newly consolidated subsidiaries	3.5	—	—
Additions	1.1	54.7	3.0
Deductions	(6.8)	(285.4)	(51.1)

Balance, end of year	$980.6	$749.9	$701.8

Allowance for sales returns and others
Balance, beginning of year	$3,342.5	$4,317.4	$2,870.8
Effect of inclusion of newly consolidated subsidiaries	—	—	12.9
Additions	5,805.5	5,382.2	5,773.4
Deductions	(4,830.6)	(6,828.8)	(4,568.1)

Balance, end of year	$4,317.4	$2,870.8	$4,089.0

10.	INVENTORIES, NET

	December 31
	2006	2007
	NT$	NT$
	(In Millions)

Finished goods	$5,146.8	$4,321.9
Work in process	14,688.7	17,346.9
Raw materials	1,674.0	1,862.5
Supplies and spare parts	926.1	1,261.7

	22,435.6	24,793.0
Allowance for losses	(1,004.9)	(930.7)

	$21,430.7	$23,862.3

Changes in the allowance are summarized as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
	(In Millions)

Balance, beginning of year	$1,577.5	$1,685.8	$1,004.9
Effect of inclusion of newly consolidated subsidiaries	0.2	—	16.3
Additions	159.0	172.1	165.4
Write-offs	(50.9)	(853.0)	(255.9)

Balance, end of year	$1,685.8	$1,004.9	$930.7

11.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2006		2007
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
	NT$		NT$
	(In Millions)		(In Millions)

Vanguard International Semiconductor Corporation (VIS)	$5,931.7	27	$11,220.1	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	7,960.9	39	9,092.7	39
VisEra Holding Company (VisEra Holding)	1,108.3	49	2,204.5	49

	$15,000.9		$22,517.3

In November 2006, the Company acquired 81 thousand shares in SSMC for SGD115.2 million from EDB Investments Pte Ltd. under a Shareholders Agreement. After the acquisition, the number of SSMC shares owned by the Company increased to 463 thousand and the Company’s percentage of ownership increased from 32% to 39%.

In August 2007, the Company acquired 169,600 thousand shares in VIS for NT$4,927.9 million. After the acquisition, the Company’s percentage of ownership in VIS increased from 27% to 37%.

For the years ended December 31, 2005, 2006 and 2007, net equity in earnings of NT$1,433.2 million, NT$2,347.2 million and NT$2,507.9 million were recognized, respectively. The related equity in earnings of equity method investees were determined based on the audited financial statements of the investees for the same periods as the Company.

As of December 31, 2006 and 2007, fair values of publicly traded stocks included in investments accounted for using equity method were NT$11,027.1 million and NT$ 15,189.2 million, respectively.

Movements of the difference between the cost of investment and the Company’s share in investees’ net assets allocated to depreciable assets for the years ended December 31, 2006 and 2007 were as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
		(In Millions)

Balance, beginning of year	$—	$—	$952.2
Additions	—	1,010.8	1,968.6
Depreciation/Amortization	—	(58.6)	(331.1)

Balance, end of year	$—	$952.2	$2,589.7

Movements of the aforementioned difference allocated to goodwill for the years ended December 31, 2006 and 2007 were as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
		(In Millions)

Balance, beginning of year	$—	$—	$213.9
Additions	—	213.9	773.4

Balance, end of year	$—	$213.9	$987.3

12.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2006	2007
	NT$	NT$
	(In Millions)

Non-publicly traded stocks	$2,924.4	$3,462.4
Mutual funds	347.9	383.2

	$3,272.3	$3,845.6

13.	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2006	2007
	NT$	NT$
	(In Millions)

Cost
Land improvements	$844.7	$942.2
Buildings	112,595.1	118,640.1
Machinery and equipment	579,825.3	646,419.4
Office equipment	10,646.7	11,829.6
Leased assets	612.9	652.3

	704,524.7	778,483.6
Advance payments and construction in progress	12,607.6	21,868.2

	717,132.3	800,351.8

Accumulated depreciation
Land improvements	234.4	262.7
Buildings	54,288.2	63,239.9
Machinery and equipment	400,579.6	467,665.1
Office equipment	7,839.3	8,796.8
Leased assets	96.6	135.1

	463,038.1	540,099.6

Net	$254,094.2	$260,252.2

Depreciation expense on property, plant and equipment was NT$71,385.8 million, NT$71,225.2 million and NT$77,171.3 million for the years ended December 31, 2005, 2006 and 2007, respectively.

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases is from December 2003 to December 2013. The future minimum lease payments as of December 31, 2007 is NT$ 725.7 million.
14.	DEFERRED CHARGES, NET

	December 31
	2006	2007
	NT$	NT$
	(In Millions)

Technology license fees	$4,132.2	$5,819.1
Software and system design costs	1,669.8	1,449.6
Others	134.9	654.9

	$5,936.9	$7,923.6

Amortization expense on deferred charges was NT$4,341.3 million, NT$2,472.4 million and NT$2,793.0 million for the years ended December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2007, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Amount
NT$
Year	(In Millions)

2008	$2,345.3
2009	1,507.8
2010	1,354.4
2011	807.7
2012	504.8
2013 and thereafter	1,403.6

$7,923.6

15.	BONDS PAYABLE

	December 31
	2006	2007
	NT$	NT$
	(In Millions)
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2007, 5.36% interest payable annually	$4,500.0	$—
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	15,000.0	12,500.0

	19,500.0	12,500.0
Current portion	(7,000.0)	—

	$12,500.0	$12,500.0

As of December 31, 2007, future principal repayments for the Company’s bonds were as follows:

Amount
NT$
Year of Repayment	(In Millions)

2009	$8,000.0
2012	4,500.0

$12,500.0

16.	LONG-TERM BANK LOANS

	December 31
	2006	2007
	NT$	NT$
	(In Millions)
Secured loans:
US$20.0 million, repayable in full in one lump sum payment in November 2010, annual interest at 5.91% in 2006 and 5.88% in 2007	$651.9	$648.9
Repayable from August 2009 in 17 quarterly installments, annual interest at 2.91%-2.99	—	630.0
Repayable from December 2007 in 8 semi-annual installments, annual interest at 2.39%-3.20%	—	456.8
Repayable from March 2007 in 12 quarterly installments, annual interest at 2.79%-3.16%	—	124.9
Repayable from May 2007 in 16 quarterly installments, annual interest at 2.48%-2.85%	—	54.6
Repayable from April 2005 in 16 quarterly installments, annual interest at 2.51%-2.85%	—	45.0
Repayable from February 2005 in 17 quarterly installments, annual interest at 2.65%-4.53%	—	40.7
Unsecured loans:

	December 31
	2006	2007
	NT$	NT$
	(In Millions)
Science Park Administration (SPA) SOC loan, repayable from October 2003 in 20 quarterly installments, interest-free	4.9	2.1
SPA DSP loan, repayable from July 2002 in 20 quarterly installments, interest-free	1.3	—

	658.1	2,003.0
Current portion	(4.1)	(280.8)

	$654.0	$1,722.2

Pursuant to the loan agreements, financial ratios calculated based on annual audited financial statements of TSMC-Shanghai as well as semi-annual and annual financial statements of Xintec must comply with certain financial covenants. As of December 31, 2007, TSMC-Shanghai and Xintec were in compliance with all such financial covenants.

As of December 31, 2007, future principal repayments under the Company’s long-term bank loans were as follows:

Amount
NT$
Year of Repayment	(In Millions)

2008	$280.8
2009	302.1
2010	947.5
2011	220.6
2012 and thereafter	252.0

$2,003.0

17.	OTHER LONG-TERM PAYABLES

	December 31
	2006	2007
	NT$	NT$
	(In Millions)

Payables for acquisition of property, plant and equipment (Note 28l)	$7,431.4	$7,908.5
Payables for royalties	1,889.8	5,174.7

	9,321.2	13,083.2
Current portion (under accrued expenses and other current liabilities)	(617.9)	(3,673.2)

	$8,703.3	$9,410.0

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of December 31, 2007, future payments for other long-term payables were as follows:

Amount
NT$
Year of Payment	(In Millions)

2008	$3,673.2
2009	582.0
2010	497.7
2011	421.8
2012 and thereafter	7,908.5

$13,083.2

18.	PENSION PLANS

The Labor Pension Act (the Act) became effective on July 1, 2005. The employees of TSMC, GUC, and Xintec who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined TSMC, GUC, Xintec and Mutual-Pak after July 1, 2005 can only be subject to the pension mechanism under the Act.

The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, Xintec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts starting from July 1, 2005. Furthermore, TSMC-NA, TSMC-Shanghai and TSMC-Europe and TSMC Canada are required by local regulations to make contributions, at a certain percentage of the monthly basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company has made monthly contributions and recognized pension costs of NT$305.3 million, NT$679.9 million and NT$725.8 million for the years ended December 31, 2005, 2006 and 2007, respectively.

TSMC, GUC and Xintec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. TSMC, GUC and Xintec contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee established by the government (the Committees) and deposited in the name of the Committees in the Bank of Taiwan (originally the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007).

TSMC, GUC, Xintec and Mutual-Pak use December 31 as the measurement date for their pension plans.

Changes in projected benefit obligation and plan assets for the years ended December 31, 2005, 2006 and 2007 are summarized as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
	(In Millions)
Projected benefit obligation

Balance, beginning of year	$4,904.1	$5,976.9	$6,956.1
Effect of inclusion of newly consolidated subsidiaries	16.1	—	19.0
Service cost	470.9	178.5	184.2
Interest cost	163.8	164.2	156.4
Actuarial loss (gain)	436.6	653.4	(1,257.0)
Benefits paid	(14.6)	(16.9)	(15.0)

Balance, end of year	$5,976.9	$6,956.1	$6,043.7

Plan assets

Balance, beginning of year	$1,447.5	$1,691.6	$1,958.6
Effect of inclusion of newly consolidated subsidiaries	7.6	—	17.0

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
	(In Millions)
Actual return of plan assets	18.7	44.7	69.0
Employer contribution	226.2	233.1	209.4
Benefits paid	(8.4)	(10.8)	(15.0)

Balance, end of year	$1,691.6	$1,958.6	$2,239.0

Other information of defined benefit plans was as follows:
a.	Components of net periodic pension cost

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
		(In Millions)

Service cost	$470.9	$178.5	$184.3
Interest cost	163.8	164.2	156.4
Projected return on plan assets	(49.8)	(49.4)	(51.3)
Amortization	8.3	12.0	35.8

Net periodic pension cost	$593.2	$305.3	$325.2

b.	Reconciliation of funded status of the plans and accrued pension cost

	December 31
	2006	2007
	NT$	NT$
	(In Millions)
Benefit obligation
Vested benefit obligation	$102.9	$120.2
Nonvested benefit obligation	3,883.4	3,479.1

Accumulated benefit obligation	3,986.3	3,599.3
Additional benefits based on future salaries	2,969.8	2,444.4

Projected benefit obligation	6,956.1	6,043.7
Fair value of plan assets	(1,958.6)	(2,239.0)

Funded status	4,997.5	3,804.7
Unrecognized net transition obligation	(118.4)	(109.9)
Unrecognized net loss	(1,339.0)	(42.0)

Accrued pension cost	$3,540.1	$3,652.8

Vested benefit	$106.6	$120.1

c.	Actuarial assumptions:

Discount rate used in determining present values	2.25%-3.50%	2.75%-3.00%
Future salary increase rate	2.00%-3.00%	2.00%-3.00%
Expected rate of return on plan assets	2.50%	2.50%-3.00%

d.	Expected benefit payments

Amount
NT$
(In Millions)

2008	$87.1
2009	21.9
2010	32.2
2011	58.2
2012	54.9
2013 and thereafter	776.8
e.	TSMC, GUC and Xintec expect to make contributions to their pension funds in 2008 of NT$199.0 million, NT$2.2 million and NT$2.7 million, respectively.

		Year Ended December 31
		2005	2006	2007
		NT$	NT$	NT$
		(In Millions)

f.	Contributions to the Funds	$226.2	$233.1	$209.4

g.	Payments from the Funds	$8.4	$7.4	$15.0

h.	Plan assets allocation

Under the Labor Standards Law, the government is responsible for the administration of the Funds and determination of the investment strategies and policies. As of December 31, 2006 and 2007, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.
19.	INCOME TAX
a.	Income tax expense consisted of:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
		(In Millions)

Current
Domestic	$3,531.8	$7,395.2	$10,595.9
Foreign	485.3	283.1	170.6

	4,017.1	7,678.3	10,766.5

Deferred
Domestic	(3,295.7)	173.7	976.9
Foreign	(90.8)	(78.3)	(33.8)

	(3,386.5)	95.4	943.1

Income tax expense	$630.6	$7,773.7	$11,709.6

b.	A reconciliation of income tax expense based on “income before income tax” at statutory rates and income tax currently payable was as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
	(In Millions)

Income tax expense based on “income before income tax” statutory rates	$23,658.5	$34,786.3	$30,829.4
Tax effect of the following:
Tax-exempt income	(12,243.4)	(12,281.4)	(7,668.4)
Temporary and permanent differences	1,123.7	(2,817.1)	(150.9)
Additional tax at 10% on unappropriated earnings	1,494.8	1,170.1	2,710.9
Cumulative effect of changes in accounting principles	—	(82.1)	—
Investment tax credits used	(10,133.8)	(12,769.4)	(14,713.7)

Income tax currently payable	$3,899.8	$8,006.4	$11,007.3

c.	Income tax expense consisted of the following:

Income tax currently payable	$3,899.8	$8,006.4	$11,007.3
Other income tax adjustments	117.3	(328.2)	(240.8)
Net change in deferred income tax assets
Investment tax credits	1,965.9	3,914.8	5,122.5
Net operating loss carryforwards	690.6	1,412.9	841.5
Temporary differences	(2,402.4)	(2,181.5)	(800.4)
Adjustment in valuation allowance	(3,640.6)	(3,050.7)	(4,220.5)

Income tax expense	$630.6	$7,773.7	$11,709.6

d.	Net deferred income tax assets consisted of the following:

	December 31
	2006	2007
	NT$	NT$
	(In Millions)

Current deferred income tax assets
Investment tax credits	$7,870.8	$5,372.7
Temporary differences	584.2	674.2
Valuation allowance	(441.0)	(474.6)

	$8,014.0	$5,572.3

Noncurrent deferred income tax assets
Investment tax credits	$12,252.3	$9,885.5
Net operating loss carryforwards	4,816.8	3,963.1
Temporary differences	895.5	1,204.0
Valuation allowance	(7,686.3)	(3,687.2)

	10,278.3	11,365.4

Noncurrent deferred income tax liabilities
Temporary differences
Depreciation	(4,475.7)	(4,051.0)
Others	(0.5)	(1.1)

	(4,476.2)	(4,052.1)

Net noncurrent deferred income tax assets	$5,802.1	$7,313.3

As of December 31, 2007, the net operating loss carryforwards were generated by WaferTech, TSMC Development and TSMC Technology and would expire on various dates through 2026.
e.	Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of December 31, 2006 and 2007 was NT$828.6 million and NT$3,012.8 million, respectively.

The estimated creditable ratio for distribution of TSMC’s earnings of 2006 and 2007 was 5.23% and 1.86%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

f.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

g.	As of December 31, 2007, investment tax credits of TSMC, GUC, Xintec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
		NT$	NT$
		(In Millions)

Statute for Upgrading Industries	Purchase of machinery and equipment	$306.1	$—	2007
		3,202.1	24.4	2008
		6,044.0	14.3	2009
		6,625.1	6,625.1	2010
		3,703.9	3,703.9	2011

		$19,881.2	$10,367.7

Statute for Upgrading Industries	Research and development expenditures	$1,295.7	$—	2007
		2,599.5	6.6	2008
		1,546.6	1,078.3	2009
		1,887.4	1,887.4	2010
		1,749.3	1,749.3	2011

		$9,078.5	$4,721.6

Statute for Upgrading Industries	Personnel training expenditures	$16.4	$—	2007
		16.2	—	2008
		46.3	46.3	2009
		42.3	42.3	2010
		0.5	0.5	2011

		$121.7	$89.1

Statute for Upgrading Industries	Investments in important technology-based enterprises	$79.8	$79.8	2010

h.	The profits generated from the following projects of TSMC, GUC and Xintec are exempt from income tax for a four- or five-year period:

Tax-Exemption Period

Construction of Fab 12 — Module A	2004 to 2007
Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 14 — Module B	2007 to 2011
2003 plant expansion of GUC	2007 to 2011
2003 plant expansion of Xintec	2007 to 2011
i.	The tax authorities have examined income tax returns of TSMC through 2004.

20.	SHAREHOLDERS’ EQUITY
Common Stock, Capital Surplus and Earnings

As of December 31, 2007, 1,132.9 million ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,664.3 million (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital.

As of December 31, 2006 and 2007, capital surplus consisted of the following:

	December 31
	2006	2007
	NT$	NT$
	(In Millions)

From merger	$24,003.6	$24,003.6
Additional paid-in capital	19,974.4	19,526.5
From convertible bonds	9,360.4	9,360.4
From treasury stock transactions	389.2	491.0
From long-term investments	379.9	351.2
Donations	—	—

	$54,107.5	$53,732.7

As of December 31, 2006 and 2007, retained earnings consisted of:

	December 31
	2006	2007
	NT$	NT$
	(In Millions)

Unappropriated earnings	$152,778.1	$161,828.3
Legal capital reserve	43,705.7	56,406.7
Special capital reserve	640.7	629.5

Total	$197,124.5	$218,864.5

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are recorded in the year of shareholder approval and given effect to in the financial statements of that year.

TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

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

The appropriations of earnings for 2005 and 2006 had been approved in TSMC’s shareholders’ meetings held on May 16, 2006, and May 7, 2007, respectively. The appropriations of earnings of 2007 were approved by the Board of Directors on February 19, 2008. The appropriations of earnings of 2007 have not yet been resolved by the shareholders. The appropriations and dividends per share were as follows:

	Appropriations of Earnings			Dividends Per Share
	For Fiscal	For Fiscal	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2005	Year 2006	Year 2007	Year 2005	Year 2006	Year 2007
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)

Legal capital reserve	$9,357.5	$12,701.0	$10,917.7
Special capital reserve	(1,585.7)	(11.2)	(237.7)
Bonus to employees — in cash	3,432.1	4,572.8	3,939.9
Bonus to employees — in stock	3,432.1	4,572.8	3,939.9
Cash dividends to shareholders	61,825.1	77,489.1	76,881.3	2.50	3.00	3.00
Stock dividends to shareholders	3,709.5	516.6	512.5	0.15	0.02	0.02
Bonus to directors and supervisors	257.4	285.8	176.9

	$80,428.0	$100,126.9	$96,130.5

TSMC’s shareholders’ meeting held on May 7, 2007 also resolved to distribute stock dividends out of capital surplus in the amount of NT$774.9 million. The Board of Directors also resolved to distribute stock dividends out of capital surplus in the amount of NT$768.8 million on February 19, 2008. The amounts of the appropriations of earnings for 2007 and the stock dividends to be distributed out of capital surplus have not yet been resolved by the shareholders. However, the Company Law prescribes that TSMC, as a holder of treasury stock, shall not participate in the appropriations of earnings. Therefore, the actual cash dividend per share and stock dividend per share are slightly more than those in the aforementioned resolutions.

The amounts of the appropriations of earnings for 2005 and 2006 are consistent with the resolutions of the meetings of the Board of Directors held on February 14, 2006 and February 6, 2007, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2005 and 2006, the basic earnings per share (after income tax) for the years ended December 31, 2005 and 2006 shown in the respective financial statements would have decreased from NT$3.79 to NT$3.50 and NT$4.93 to NT$4.56, respectively.

The shares distributed as a bonus to employees represented 1.39% and 1.77% of TSMC’s total outstanding common shares as of December 31, 2005 and 2006, respectively.

The information about the appropriations of bonus to employees, directors and supervisors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

21.	STOCK-BASED COMPENSATION PLANS
TSMC’s Employee Stock Option Plans, under the TSMC 2002 Plan, TSMC 2003 Plan, and TSMC 2004 Plan, were approved by the SFB on June 25, 2002, October 29, 2003 and January 6, 2005, respectively. The maximum number of options authorized to be granted under the TSMC 2002 Plan, TSMC 2003 Plan and TSMC 2004 Plan was 100,000 thousand, 120,000 thousand and 11,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently cancelled had expired as of December 31, 2007.

Information about TSMC’s outstanding stock options for the years ended December 31, 2005, 2006 and 2007 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(In Thousands)	(NT$)
Year ended December 31, 2005

Balance, beginning of year	64,367	$40.5
Options granted	14,864	48.4
Options exercised	(6,837)	39.6

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(In Thousands)	(NT$)
Options canceled	(4,636)	44.1

Balance, end of year	67,758	42.1

Year ended December 31, 2006

Balance, beginning of year	67,758	$39.4
Options granted	2,758	40.1
Options exercised	(14,550)	40.1
Options canceled	(3,152)	43.7

Balance, end of year	52,814	39.6

Year ended December 31, 2007

Balance, beginning of year	52,814	$37.9
Options granted	1,094	37.9
Options exercised	(10,988)	39.8
Options cancelled	(1,045)	45.9

Balance, end of year	41,875	37.4

The number of outstanding options and exercise prices have been adjusted to reflect the appropriations of earnings in accordance with the plans. The options granted included the result of the aforementioned adjustment.

As of December 31, 2007, information about TSMC’s outstanding and exercisable options was as follows:

	Options Outstanding
		Weighted-		Options Exercisable
		average	Weighted-		Weighted-
Range of	Number of	Remaining	average	Number of	average
Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)

$25.9- $36.4	28,527	5.16	$33.1	28,528	$33.1
38.9 - 51.3	13,348	6.89	46.6	6,838	46.4

	41,875		37.4	35,366	35.6

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

Moreover, the GUC 2004 Plan, GUC 2006 Plan, and GUC 2007 Plan were approved by the SFB on August 16, 2004, July 3, 2006, and November 28, 2007 to grant a maximum of 2,500 options, 3,665 options and 1,999 options, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option Plans are valid for six years. Options of all three Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about GUC’s outstanding stock options for the years ended December 31, 2005, 2006 and 2007 was as follows:

		Weighted-
		average
		Exercise
	Number of	Prices
	Options	(NT$)
Year ended December 31, 2005

Balance, beginning of year	7,889	$10.5
Options granted	2,499	11.0
Options exercised	(2,641)	10.5
Options canceled	(615)	10.6

Balance, end of year	7,132	10.7

Year ended December 31, 2006

Balance, beginning of year	7,132	$10.7
Options granted	3,689	19.5
Options exercised	(2,862)	10.5
Options canceled	(617)	12.1

Balance, end of year	7,342	14.0

Year ended December 31, 2007

Balance, beginning of year	7,342	$14.0
Options granted	2,053	183.6
Options exercised	(1,563)	10.2
Options canceled	(234)	13.5

Balance, end of year	7,598	60.3

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by GUC in accordance with the plans. The options granted shown above included options resulting from the aforementioned adjustment and options newly granted in accordance with the plans.

As of December 31, 2007, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding
		Weighted-		Options Exercisable
		average	Weighted-		Weighted-
Range of	Number of	Remaining	average	Number of	average
Exercise	Options	Contractual	Exercise	Options	Exercise
Price (NT$)		Life (Years)	Price (NT$)		Price (NT$)

$9.6-$10.5	2,247	0.58-3.75	$10.0	850	$10.2
17.7	3,418	3.67	17.7	—	—
194.0	1,933	6.00	194.0	—	—

	7,598		60.3	850	10.2

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2006 Plan and Xintec 2007 Plan, were approved by the SFB on July 3, 2006 and June 26, 2007, respectively. The maximum number of options authorized to be granted under the Xintec 2006 Plan and Xintec 2007 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercisable. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding stock options for the year ended December 31, 2007 was as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(in Thousands)	Price (NT$)
Year ended December 31, 2007

Balance, beginning of year	4,968	$13.0
Options granted	5,555	17.3
Options canceled	(881)	14.1

Balance, end of year	9,642	15.1

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plans.

As of December 31, 2007, information about Xintec’s outstanding and exercisable options was as follows:

Options Outstanding
		Weighted-		Options Exercisable
		average	Weighted-		Weighted-
Range of	Number of	Remaining	average	Number of	average
Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)

$12.7-$20.0	9,642	8.75-9.96	$15.1	—	$—
The requisite service period under the TSMC 2002 Plan, 2003 Plan, and 2004 Plan is 4 years, which is the same as the vesting period. Based on the vesting schedule, 50% of the options vest two years after the date of grant, 25% of the options vest three years after the date of grant, and the remaining 25% of the options vest four years after the date of grant. If employment is terminated voluntarily by an employee or by the Company, any vested options must be exercised within three months of the employment termination date. For the GUC 2002 Plan, 2003 Plan, 2004 Plan, 2006 Plan and 2007 Plan, the requisite service period is also four years, which is the same as the vesting period. Based on the vesting schedule, 50% of the options vest two years after the date of grant and 50% of the options vest four years after the date of grant. If employment is terminated voluntarily by an employee or by the Company, any vested options must be exercised within three days of the employment termination date. For the Xintec 2006 Plan and 2007 Plan, the requisite service period is also 4 years, with 50% of the options vested two years after the date of grant, 25% of the options vested three years after the date of grant, and the remaining 25% of the options vested four years after the date of grant. If employment is terminated voluntarily by an employee or by the Company, any vested options must be exercised within three months of the employment termination date.

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2005, 2006 and 2007. Had the Company used the fair value based method to evaluate the options granted after January 1, 2004 using the Black Scholes model, the assumptions and pro forma results of the Company for the years ended December 31, 2005, 2006 and 2007 would have been as follows:

		Year Ended December 31
		2005	2006	2007

Assumptions:
TSMC	Weighted average fair value of grants	17.69	—	—
	Expected dividend yield	1.00%-3.44%	1.00%-3.44%	1.00%-3.44%
	Expected volatility	43.77%-46.15%	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years	5 years

GUC	Weighted average fair value of grants	3.32	3.73	63.74
	Expected dividend yield	—	—	0.00%-0.60%
	Expected volatility	22.65%-28.02%	22.65%-41.74%	22.65%-45.47%
	Risk free interest rate	2.56%	2.23%-2.56%	2.12%-2.56%
	Expected life	6 years	3-6 years	3-6 years

Xintec	Weighted average fair value of grants	—	—	2.84
	Expected dividend yield	—	—	0.80%
	Expected volatility	—	—	31.79%-47.42%
	Risk free interest rate	—	—	1.88%-2.45%
	Expected life			3 years

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
	(In Millions)

Net income attributable to shareholders of the parent:
As reported	93,575.0	$127,009.7	$109,177.1
Pro forma	93,456.5	126,887.2	109,089.0

Consolidated earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	3.55	4.82	4.14
Pro forma basic EPS	3.55	4.81	4.14
Diluted EPS as reported	3.55	4.81	4.14
Pro forma diluted EPS	3.55	4.81	4.14
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

22.	TREASURY STOCK

	Beginning		Stock	Ending
	Shares	Addition	Dividends	Shares
	(Shares in Thousands)

Year ended December 31, 2006

Parent company stock held by subsidiaries	32,938	—	988	33,926

Year ended December 31, 2007

Parent company stock held by subsidiaries	33,926	—	170	34,096
Repurchase under share buyback plan	—	800,000	—	800,000

	33,926	800,000	170	834,096

As of December 31, 2006 and 2007, the book value of the treasury stock was NT$ 918.1 million and NT$49,385.0 million, respectively; the market value was NT$2,290.0 million and NT$ 51,713.9 million, respectively. TSMC’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.

TSMC held a meeting of the Board of Directors and approved a share buyback plan to repurchase TSMC’s common shares up to 800,000 thousand shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. As of December 31, 2007, TSMC had repurchased 800,000 thousand common shares for a total cost of NT$48,466.9 million. All the treasury stock repurchased will be retired in 2008.

23.	EARNINGS PER SHARE

	Year Ended December 31
	2005		2006		2007
	Before	After	Before	After	Before	After
	Income	Income	Income	Income	Income	Income
	Tax	Tax	Tax	Tax	Tax	Tax
Basic EPS
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$3.58	$3.55	$5.05	$4.76	$4.59	$4.14
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	—	—	0.06	0.06	—	—

Income attributable to shareholders of the parent	$3.58	$3.55	$5.11	$4.82	$4.59	$4.14

Diluted EPS
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$3.57	$3.55	$5.04	$4.75	$4.58	$4.14
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	—	—	0.06	0.06	—	—

Income attributable to shareholders of the parent	$3.57	$3.55	$5.10	$4.81	$4.58	$4.14

EPS was computed as follows:

			Number of	EPS
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax
	NT$	NT$		NT$	NT$
	(In Millions)
Year ended December 31, 2005

Basic EPS
Income available to shareholders of the parent	$94,214.6	$93,575.0	26,349,396	$3.58	$3.55

Effect of dilutive potential common stock — stock options	—	—	10,331

Diluted EPS
Income available to shareholders of the parent (including effect of dilutive potential common stock)	$94,214.6	$93,575.0	26,359,727	$3.57	$3.55

Year ended December 31, 2006

Basic EPS

			Number of	EPS
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax
	NT$	NT$		NT$	NT$
	(In Millions)
Income available to shareholders of the parent	$134,698.7	$127,009.7	26,374,757	$5.11	$4.82

Effect of dilutive potential common stock — stock options	—	—	24,101

Diluted EPS
Income available to shareholders of the parent (including effect of dilutive potential common stock)	$134,698.7	$127,009.7	26,398,858	$5.10	$4.81

Year ended December 31, 2007

Basic EPS
Income available to shareholders of the parent	$120,890.7	$109,177.1	26,346,582	$4.59	$4.14

Effect of dilutive potential common stock — stock options	—	—	21,668

Diluted EPS
Income available to shareholders of the parent (including effect of dilutive potential common stock)	$120,890.7	$109,177.1	26,368,250	$4.58	$4.14

24.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	December 31
	2006		2007
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)		(In Millions)
Assets

Financial assets at fair value through profit or loss	$1,206.9	$1,206.9	$1,632.4	$1,632.4
Available-for-sale financial assets	74,172.4	74,172.4	68,089.1	68,089.1
Held-to-maturity financial assets	37,484.3	37,375.5	20,224.6	20,192.2

Liabilities

Financial liabilities at fair value through profit or loss	10.9	10.9	249.3	249.3
Bonds payable (including current portion)	19,500.0	19,817.1	12,500.0	12,670.0
Long-term bank loans (including current portion)	658.1	658.1	2,003.0	2,003.0
Other long-term payables (including current portion)	10,413.1	10,413.1	13,083.2	13,083.2
Obligations under capital leases	612.9	612.9	652.3	652.3
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values.

2)	Fair values of financial assets/liabilities at fair value through profit or loss, available-for-sale and held-to-maturity financial assets other than derivatives and structured time deposits were based on their quoted market prices.

3)	Fair values of derivatives and structured time deposits were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.
c.	Gains and losses recognized for the changes in fair value of derivatives estimated using valuation techniques during the years ended December 31, 2006 and 2007 were NT$33.7 million and NT$240.8 million, respectively.

d.	As of December 31, 2006 and 2007, financial assets exposed to fair value interest rate risk were NT$111,492.3 million and NT$87,450.6 million, respectively; financial liabilities exposed to fair value interest rate risk were NT$10.9 million and NT$249.3 million, respectively. As of December 31, 2006, financial assets exposed to cash flow interest rate risk were NT$7,171.1 million.

e.	Movements of the unrealized gain/loss on financial instruments for the years ended December 31, 2006 and 2007 were as follows:

	Year Ended December 31, 2006
		Equity in
		Valuation
	Valuation	Gain on
	Gain on	Available-
	Available-	for-sale
	for-sale	Financial
	Financial	Assets Held
	Assets	by Investees	Total

Balance, beginning of year	$302.4	$—	$302.4
Recognized directly in shareholders’ equity	174.2	175.6	349.8
Removed from shareholders’ equity and recognized in earnings	(90.6)	—	(90.6)

Balance, end of year	$386.0	$175.6	$561.6

	Year Ended December 31, 2007
		Equity in
		Valuation
	Valuation	Gain on
	Gain on	Available-
	Available-	for-sale
	for-sale	Financial
	Financial	Assets Held
	Assets	by Investees	Total

Balance, beginning of year	$386.0	$175.6	$561.6
Recognized directly in shareholders’ equity	849.8	(122.4)	727.4
Removed from shareholders’ equity and recognized in earnings	(608.0)	—	(608.0)

Balance, end of year	$627.8	$53.2	$681.0

f.	Information about financial risk
1)	Market risk. The publicly-traded stocks categorized as financial assets at fair value through profit or loss are exposed to market price fluctuations. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates would result in changes in fair value of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations and government agencies. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
25.	RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Philips, one of the major shareholders of TSMC, which has become a non-related party since March, 2007.

b.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

c.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method by TSMC

d.	Omnivision International Holding, Ltd. (Omnivision), originally a shareholder holding a 25% equity interest in VisEra. Because VisEra has not been a consolidated entity of the Company since November 2005, Omnivision is no longer considered a related party.

e.	Others: Related parties over which the Company exercises significant influence but with which the Company had no material transactions

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
		(In Millions)
For the year

Sales
VisEra	$—	$99.4	$739.9
VIS	12.3	14.4	59.2
SSMC	195.3	6.5	2.9
Philips	3,298.8	4,025.0	—

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
		(In Millions)
Omnivision	2,489.2	—	—
Others	285.1	42.0	—

	$6,280.7	$4,187.3	$802.0

Purchases
SSMC	$5,729.7	$6,820.6	$5,468.4
VIS	4,142.4	3,919.6	4,208.2
VisEra	—	—	0.6

	$9,872.1	$10,740.2	$9,677.2

Manufacturing expenses — technical assistance fees
VisEra	$—	$—	$63.9
VIS	—	—	0.4
Philips (see Note 28a)	581.1	755.9	—

	$581.1	$755.9	$64.3

Research and development expenses
VisEra	$—	$—	$43.1

Proceeds from disposal of property, plant and equipment
VisEra	$534.3	$—	$—

Non-operating income and gains
VIS (primarily technical service income, see Note 28h)	$210.7	$261.2	$346.3
VisEra	308.1	246.2	321.8
SSMC (primarily technical service income, see Note 28e)	316.2	315.0	290.6

	$835.0	$822.4	$958.7

At end of year

Receivables
VisEra	$—	$1.0	$10.9
Philips	573.6	250.9	—
Others	119.7	0.4	—

	$693.3	$252.3	$10.9

Other receivables
VIS	$74.5	$121.9	$118.7
SSMC	149.2	69.6	84.8
VisEra	374.2	59.0	40.1
Others	—	6.4	—

	$597.9	$256.9	$243.6

Payables
VIS	$563.2	$719.8	$839.6
SSMC	485.9	459.3	655.1
VisEra	—	—	8.7
Philips	694.0	688.6	—

	$1,743.1	$1,867.7	$1,503.4

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
		(In Millions)
Other long-term payables
Philips (see Note 28a)	$1,100.5	$403.4	$—

Deferred credits
VisEra	$186.5	$124.4	$62.2

The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.

TSMC deferred the gains (classified under deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized such gains (classified under the non-operating income and gains) over the depreciable lives of the disposed assets.

TSMC leased certain buildings and facilities to VisEra. The related rental income was classified under non-operating income. The lease terms and prices were determined in accordance with mutual agreements.

26.	PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for long-term bank loans and land lease agreements, which were as follows:

	December 31
	2006	2007

Other financial assets	$52.9	$48.9
Property, plant and equipment, net	4,293.6	5,733.3

	$4,346.5	$5,782.2

27.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land and office premises from the SPA and Jhongli Industrial Park Service Center. These operating leases expire on various dates from March 2008 to December 2027 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain equipment located in the United States, Japan, Shanghai and Taiwan. These operating leases expire between 2008 and 2016 and can be renewed upon expiration.

As of December 31, 2007, future lease payments were as follows:

Year	Amount
NT$
(In Millions)

2008	$556.9
2009	544.9
2010	458.7
2011	319.3
2012 and thereafter	2,582.9

$4,462.7

Rent expense for the years ended December 31, 2005, 2006 and 2007 was NT$949.4 million, NT$1,368.2 million and NT$1,398.3 million, respectively.

28.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of December 31, 2007, excluding those disclosed in other notes, were as follows:
a.	On June 20, 2004, TSMC and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between TSMC and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, TSMC will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of TSMC’s annual net sales. TSMC and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. TSMC also obtained through Philips (now NXP B.V.) a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992, 1997, 2002 and on January 1, 2007.

c.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2007, TSMC had a total of US$68.4 million of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP) committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, TSMC will be relieved of any further obligation to transfer any additional technology. In addition, TSMC granted National an option to request prior to January 2008 the transfer of certain technologies under the same terms and conditions as the terminated TTA. National did not make such request by the deadline, therefore the option has expired in January 2008.

g.	In December 2003, TSMC entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. TSMC will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

i.	Effective January 1, 2006, The Company entered into the Joint Technology Cooperation Agreement with Philips (now NXP B.V.), Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 45-nm and beyond advanced CMOS Logic and e-DRAM technologies. The Company will contribute process technologies and share a portion of the costs associated with this joint development project. This agreement was to expire on December 31, 2008, but the Company has ended its participation in the project. For the Company, this agreement had terminated as of January 26, 2008.

j.	TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC-North America and WaferTech patents and misappropriated TSMC, TSMC-North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC-North America and WaferTech’s claims. As of December 31, 2007, SMIC had paid US$90 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC-North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC-North America and WaferTech in the same court, alleging TSMC, TSMC-North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC-North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC-North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC-North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC-North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC-North America and WaferTech. The result of the above-mentioned litigation cannot be determined at this time.

k.	In April 2004, UniRAM Technology, Inc. filed an action with the US District Court in the Northern District of California against TSMC and TSMC North America, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. A jury in the District Court made a verdict in September 2007, awarding US$30.5 million to the plaintiff. TSMC intends to pursue remedies against this verdict. As a result of the verdict, TSMC accrued the full amount of the award, US$30.5 million, which is reported as a separate line item in the income statement.

l.	The Company entered into an agreement with a counterparty in 2003 whereby the Company is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, the Company is obligated to compensate the counterparty for the loss incurred. The Property, plant and equipment have been in use by the Company since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$7,431.4 million and NT$7,908.5 million as of December 31, 2006 and 2007, respectively, which is included in other long-term payables on the Company’s consolidated balance sheets.

m.	Amounts available under unused letters of credit as of December 31, 2007 were NT$36.6 million.
29.	SEGMENT FINANCIAL INFORMATION
a.	Industry financial information

The Company is engaged mainly in the manufacturing, selling, packaging and testing of integrated circuits. Therefore, the disclosure of industry financial information is not applicable to the Company.

b.	Geographic information:

	North		Adjustments
	America		and
	and Others	Taiwan	Elimination	Consolidated
	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2005

Sales to other than consolidated entities	$152,517.8	$114,047.3	$—	$266,565.1
Sales among consolidated entities	13,513.2	152,132.5	(165,645.7)	—

Total sales	$166,031.0	$266,179.8	$(165,645.7)	$266,565.1

Gross profit	$2,858.1	$115,722.2	$(377.4)	$118,202.9

Operating expenses				(27,234.3)
Non-operating income and gains				9,399.4
Non-operating expenses and losses				(6,104.7)

Income before income tax				$94,263.3

Net income attributable to minority interest				$57.7

Identifiable assets	$92,904.4	$430,084.0	$(45,861.3)	$477,127.1

Long-term investments				42,382.5

Total assets				$519,509.6

Year ended December 31, 2006

	North		Adjustments
	America		and
	and Others	Taiwan	Elimination	Consolidated
	NT$	NT$	NT$	NT$
	(In Millions)
Sales to other than consolidated entities	$191,511.9	$125,895.3	$—	$317,407.2
Sales among consolidated entities	18,998.6	191,345.1	(210,343.7)	—

Total sales	$210,510.5	$317,240.4	$(210,343.7)	$317,407.2

Gross profit	$5,641.4	$150,498.0	$(329.3)	$155,810.1

Operating expenses				(28,545.4)
Non-operating income and gains				9,705.6
Non-operating expenses and losses				(3,608.1)

Income before income tax				$133,362.2

Net income attributable to minority interest				$185.5

Identifiable assets	$133,341.6	$441,339.4	$(41,091.0)	$533,590.0

Long-term investments				53,895.2

Total assets				$587,485.2

(Continued)

	North		Adjustments
	America		and
	and Others	Taiwan	Elimination	Consolidated
	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2007

Sales to other than consolidated entities	$193,066.2	$129,564.4	$—	$322,630.6
Sales among consolidated entities	18,084.1	194,035.5	(212,119.6)	—

Total sales	$211,150.3	$323,599.9	$(212,119.6)	$322,630.6

Gross profit	$3,895.1	$139,227.5	$(772.4)	$142,350.2

Operating expenses				(30,628.3)
Non-operating income and gains				11,933.8
Non-operating expenses and losses				(2,013.7)

Income before income tax				$121,642.0

Net income attributable to minority interest				$755.3

Identifiable assets	$145,483.4	$439,675.9	$(50,755.4)	$534,403.9

Long-term investments				36,461.3

Total assets				$570,865.2

(Concluded)

c.	Net sales

	Year Ended December 31
Areas	2005	2006	2007
	NT$	NT$	NT$
	(In Millions)

Taiwan	$30,908.7	$34,483.2	$42,876.0
United States	119,792.3	155,166.0	163,242.2
Asia and others	102,977.9	105,808.9	84,802.0
Europe	18,122.8	27,425.4	37,416.0

	271,801.7	322,883.5	328,336.2
Sales returns and allowances	(5,236.6)	(5,476.3)	(5,705.6)

Net sales	$266,565.1	$317,407.2	$322,630.6

The net sales information is presented by billed regions.

d.	Major customers representing at least 10% of gross sales

	Year Ended December 31
	2005		2006		2007
	NT $	%	NT $	%	NT $	%
	(In Millions)

Customer A	$24,718.3	9	$33,950.4	11	$37,731.0	11
Customer B	29,855.4	11	25,214.9	8	29,502.8	9
e.	Net sales by product categories:

	Year Ended December 31
Product Category	2005	2006	2007
	NT$	NT$	NT$
	(In Millions)

Wafer fabrication	$239,576.6	$286,452.0	$293,431.3
Mask making	14,448.5	15,317.1	16,984.5
Others	12,540.0	15,638.1	12,214.8

	$266,565.1	$317,407.2	$322,630.6

30.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (R.O.C. GAAP), which differ in the following respects from accounting principles generally accepted in the United States of America (U.S. GAAP):
a.	Marketable securities

Under R.O.C. GAAP, prior to January 1, 2006, marketable securities were carried at the lower of aggregate cost or market value, and debt securities were carried at cost, with only unrealized losses recognized. Effective January 1, 2006, the Company adopted R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement”, and No. 36, “Financial Instruments: Disclosure and Presentation”. Financial instruments including debt securities and equity securities are categorized as financial assets or liabilities at fair value through profit or loss (FVTPL), available-for-sale or held-to-maturity securities. FVTPL has two sub-categories, financial assets designated on initial recognition as one to be measured at fair value, and those that are classified as held for trading, which are also measured at fair value with fair value changes recognized in profit and loss. These classifications are similar to those required by U.S. Statement of Financial Accounting Standards (U.S. SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

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

Upon adoption of R.O.C. SFAS No. 34 and No. 36 on January 1, 2006, the Company recorded an accumulated effect of changes in accounting principles of NT$1,606.7 million to adjust the carrying amount of trading securities, which were recorded at the lower of aggregate cost or market value, to fair market value, which is a one-time reconciling adjustment between U.S. GAAP and R.O.C. GAAP in 2006.

Upon adoption of R.O.C. SFAS No. 34 and No. 36, the Company also adjusted the carrying amount of the marketable securities categorized as available-for-sale, which were carried at the lower of aggregate cost or market with unrealized losses included in earnings, to fair market value on January 1, 2006. Therefore, prior to January 1 2006, unrealized gains and losses included in shareholders’ equity associated with available-for-sale marketable securities under R.O.C. GAAP were different from those under U.S. GAAP.

The Company classified money market funds as available-for-sale marketable securities under both R.O.C. GAAP and U.S. GAAP.

b.	Equity-method investees

The Company’s proportionate share of the net income (loss) from an equity-method investee may differ if the equity-method investee’s net income (loss) under R.O.C. GAAP differs from that under U.S. GAAP. Such differences between R.O.C. GAAP and U.S. GAAP would result in adjustments to investments accounted for using equity method and the equity in earnings (losses) of equity-method investees recorded in net income.

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

Under R.O.C. GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no use were written down to fair value and recorded as either idle assets or assets held for disposition. Under R.O.C. GAAP, effective January 1, 2005, the Company is required to recognize an impairment loss when an indication is identified that the carrying amount of an asset or a group of assets is not recoverable from the expected future cash flows. However, if the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. The adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized. Accordingly, the depreciation basis of long-lived assets impaired prior to January 1, 2005 under U.S. GAAP is different from the depreciation basis under R.O.C. GAAP. The impairment loss recognized in 2005 was NT$121.3 million. However, no impairment charges have been recorded by the Company since 2006.

d.	10% tax on unappropriated earnings

In the R.O.C., a 10% tax is imposed on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries). For R.O.C. GAAP purposes, the Company records the 10% tax on unappropriated earnings in the year of shareholders’ approval. Starting from 2002, the American Institute of Certified Public Accountants International Practices Task Force concluded that in accordance with Emerging Issues Task Force (EITF) 95-10, “Accounting for tax credits related to dividends in accordance with SFAS 109,” the 10% tax on unappropriated earnings should be accrued under U.S. GAAP during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year. The adjustment had no effect on the income tax expense under U.S. GAAP in 2005 as a result of a corresponding reduction in the valuation allowance as the previously reserved tax credits became utilizable due to the additional tax. To the extent the Company does not have sufficient tax credits to offset the 10% tax, additional tax expense would be recognized under U.S. GAAP. The net effects of the adjustment of 10% tax on unappropriated earnings were NT$3,278.0 million and NT$2,260.3 million in 2006 and 2007 under U.S. GAAP, respectively.

e.	Goodwill and intangible assets

Under R.O.C. GAAP, goodwill was recorded for the excess of the purchase price over the net tangible assets for the purchase of a 32% equity interest in TSMC-Acer Semiconductor Manufacturing Corporation (TASMC) in 1999 and was amortized over ten years. Under U.S. GAAP, the goodwill was amortized over five years.

Goodwill was not recorded under R.O.C. GAAP for the acquisition of the remaining 68% equity interest in TASMC in June 2000, because under R.O.C. GAAP goodwill from a business combination in the form of a share exchange was charged to capital surplus. Under U.S. GAAP, the acquisition cost is the fair value of the shares issued in exchange and the difference between the acquisition cost and the sum of the fair values of the net tangible and identifiable intangible assets acquired is recorded as goodwill. Accordingly, the goodwill from the acquisition of the remaining 68% equity interest in TASMC was recorded for U.S. GAAP purposes and was amortized over the estimated life of five years.

Effective January 1, 2002, the Company adopted U.S. SFAS No. 142, “Goodwill and Other Intangible Assets” and ceased amortization of goodwill which is now assessed for impairment annually or more frequently if impairment indicators arise. In accordance with U.S. SFAS No. 142, the Company had completed its goodwill impairment test at the reporting unit level and found no impairment as of December 31, 2005, 2006 and 2007.

Effective January 1, 2005, the Company adopted R.O.C. SFAS No. 35, “Accounting for Impairment of Assets” which required the Company to evaluate impairment of an asset group, including goodwill allocated to such group. The Company found no impairment as of December 31, 2005, 2006 and 2007. Effective January 1, 2006, the Company adopted R.O.C. SFAS No. 25 (revised 2005), “Business Combinations” which is similar to U.S. SFAS No. 142. Upon adoption of R.O.C. SFAS No.25, the Company ceased amortization of goodwill which is now assed for impairment in accordance with the provisions of the standard and R.O.C. SFAS No. 35.

f.	Derivative financial instruments

Under R.O.C. GAAP, prior to January 1, 2006, the receivables or payables arising from forward contracts were restated using the prevailing exchange rates with the resulting differences credited or charged to earnings. In addition, the receivables and payables related to forward contracts were netted with the resulting amount presented as either an asset or a liability. The receivables and payables arising from cross-currency swap contracts and interest rate swap contracts that were related to the contracts of the same counter party were netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date was recorded as an adjustment to the interest income or expense associated with the hedged items. The notional amounts of foreign currency option contracts entered into for hedging purposes were not recognized as an asset or a liability on contract dates. The premiums paid or received for the options bought or written was amortized and charged to earnings on a straight-line basis over the term of the related contract. Any resulting gain or loss upon settlement was credited or charged to earnings in the year of settlement. Effective January 1, 2006, the Company adopted R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement,” and derivatives that do not qualify for hedge accounting are recorded as financial assets or liabilities at FVTPL and measured at fair value as described in Note 2.

Under U.S. GAAP, derivative instruments are accounted for in accordance with U.S. SFAS No. 133, as amended, which requires all entities to recognize derivative instruments as assets and liabilities on the balance sheet at fair value. If certain conditions are met, entities may elect to designate a derivative instrument as a hedging instrument. The derivative instruments used by the Company do not qualify for hedge accounting under U.S. SFAS No.133. Therefore, under U.S. GAAP, derivatives have historically been, and continue to be, recorded on the balance sheet at fair value, with changes in fair value recognized in earnings. There is no GAAP difference on the accounting treatment of derivative instruments since January 1, 2006.

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

Under U.S. GAAP, such bonuses are treated as compensation expense and are charged to earnings. The amount of compensation expense related to stock bonuses is determined based on the market value of TSMC’s common stock at the date of stock distribution in the following year. The total amount of the aforementioned bonuses to be paid in the following year is initially accrued based on management’s estimate pursuant to TSMC’s Articles of Incorporation in the year to which it relates. Any difference between the amount initially accrued and the market value of the bonuses upon the payment of cash and the issuance of shares is recognized in the year of approval by shareholders. Subsidiaries registered in the R.O.C. follow the same accounting treatment as TSMC.

The Company records two separate U.S. GAAP reconciling adjustments relating to bonuses paid to employees, directors and supervisors each year. The first reconciling adjustment, referred to as “Bonuses to employees, directors and supervisors — current year accrual”, records the full bonuses earned in the current year, in an amount equal to the product of the total net income for the current year multiplied by the percentage set forth based on management’s estimate pursuant to TSMC’s Articles of Incorporation. The second reconciling adjustment, referred to as “Fair market value adjustment of prior year accrual”, is made in the following year to record the additional compensation expense for prior-year bonuses paid in stock, which is measured at the fair market value on the date of stock distribution.

h.	Pension benefits

U.S. SFAS No. 87, “Employer’s Accounting for Pensions” requires the Company to determine the accumulated pension obligation and the pension expense on an actuarial basis. The Company adopted U.S. SFAS No. 87 at the beginning of 1993 for U.S. GAAP purposes.

U.S. SFAS No. 87 was amended by U.S. SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (U.S. SFAS No. 158) on September 29, 2006, which requires employers to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. U.S. SFAS No. 158 defines the funded status of a benefit plan as the difference between the fair value of the plan assets and the projected benefit obligation. Previously unrecognized items such as gains or losses, prior service credits and the transition asset or obligation are required to be recognized in other comprehensive income and subsequently recognized through net periodic benefit cost pursuant to the recognition and amortization provisions of U.S. SFAS No. 87.

R.O.C. SFAS No. 18 is similar in many respects to U.S. SFAS No. 87 and was adopted by the Company in 1996. However, R.O.C. SFAS No. 18 does not require a company to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in the statement of financial position.

The difference in the date of adoption gives rise to a U.S. GAAP difference in the actuarial computation for transition obligation and the related amortization.

i.	Stock-based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of U.S. Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (U.S. SFAS No. 123R), and the modified prospective transition method and therefore has not restated the results for prior periods. Under the transition method, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all unvested stock-based compensation awards granted prior to January 1, 2006 that are expected to vest, based on the grant date fair value estimated in accordance with the original provision of U.S. SFAS No. 123, “Accounting for Stock-Based Compensation” (U.S. SFAS No. 123) or the intrinsic value described in the next paragraph. Upon an employee’s termination, unvested awards are forfeited, which affects the quantity of options to be included in the calculation of stock-based compensation expense. Forfeitures do not include vested options that expire unexercised. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimate in accordance with the provisions of U.S. SFAS No. 123R. The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally the option vesting term of four years. Prior to the adoption of U.S. SFAS No. 123R, the Company recognized stock-based compensation expense in accordance with U.S. Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (U.S. APB 25). See Note 31c for additional stock-based compensation disclosures.

Certain characteristics of the stock options granted under the TSMC 2002 Plan and GUC 2004 Plan are not reasonably estimable using appropriate valuation methodologies as prescribed under U.S. SFAS No. 123 and have been accounted for using the variable accounting method. Upon the adoption of U.S. SFAS No. 123R, the Company continued to account for these stock options based on their intrinsic value, remeasured at each reporting date through the date of exercise or settlement.

Under R.O.C. GAAP, employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by the ARDF. The Company adopted the intrinsic value method and any compensation expense determined using this method is recognized over the vesting period. No stock-based compensation expense was recognized under R.O.C. GAAP for the years ended December 31, 2005, 2006 and 2007.

j.	Carry interest

For marketable security investments of InveStar Semiconductor Development Fund, Inc. (ISDF) managed by fund managers, the Company is required by the investment management contract to pay carry interest based on the net realized gain (an amount of annual company profits after accumulated adjusted cost of capital and net of management fees) multiplied by certain percentages. Therefore, the Company estimates and accrues for such expense during the year.

Under R.O.C. GAAP, carry interest expense was not accrued prior to 2006 as the marketable security investments were carried at the lower of cost or market and no unrealized gains were recognized prior to disposal of investments. After adoption of ROC SFAS No. 34 and 36, the carry interest accrued for the trading marketable security is recognized as an expense. However, the carry interest accrued for the available-for-sale marketable security is recognized as an adjustment of unrealized gain under the shareholders’ equity.

Under U.S. GAAP, the Company accrued an expense of NT$193.3 million in 2005 and reversed such accrual in 2006 since the expense was recorded under R.O.C. GAAP starting from 2006.

k.	Earnings per share

Under R.O.C. GAAP, earnings per share is calculated as described in Notes 2 and 23. Under U.S. GAAP, earnings per share is calculated by dividing net income by the average number of shares outstanding in each period, adjusted retroactively for any stock dividends issued and stock splits subsequently. Other shares issued from unappropriated earnings, such as stock bonuses to employees, are included in the calculation of weighted-average number of shares outstanding from the date of occurrence.

Under both R.O.C. GAAP and U.S. GAAP, the unvested stock options are included in the diluted EPS calculation using the treasury stock method if the inclusion of such would be dilutive. The accounting for stock options under R.O.C GAAP is generally the same as U.S. APB 25 in all material aspects, which uses intrinsic value to account for the stock-based compensation. However, under U.S. GAAP, upon the adoption of SFAS No. 123R, the denominator used to calculate diluted EPS is likely to be different from the denominator used under U.S. APB 25 and R.O.C. GAAP.

U.S. SFAS No.123R paragraphs 66 and 67 state that the shares or stock options shall be treated as contingently issuable shares in accordance with U.S. SFAS No. 128, “Earnings per share”. The statement provides guidance on applying the treasury stock method for equity instruments granted in share-based payment transactions in determining diluted earnings per share. In applying the treasury stock method, the assumed proceeds shall be the sum of (a) the exercise price, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits that would be credited to additional paid-in capital assuming exercise of the options. Therefore, the number of shares included in the denominator of the diluted EPS calculation under U.S. SFAS No. 123R will be different from that under R.O.C. GAAP. Earnings per equivalent American Depository Share (ADS) is calculated by multiplying earnings per share by five (one ADS represents five common shares).

l.	Consolidated entities

Under R.O.C. GAAP, the Company adopted R.O.C. SFAS No. 7, “Consolidated Financial Statements”, which requires that the accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation. Partially owned, non-controlled equity investees are accounted for under the equity method. The standard is similar to Accounting Research Bulletin No. 51 “Consolidated Financial Statements” (U.S. ARB No. 51).

U.S. FASB Interpretation No. 46R (Revised December 2003), “Consolidation of Variable Interest Entities” (U.S. FIN 46R), which clarifies U.S. ARB No. 51 and replaces FASB Interpretation No. 46 “Consolidation of Variable Interest Entities”, addresses consolidation by business enterprises of variable interest entities. The interpretation states that if an enterprise absorbs a majority of the expected losses or receives a majority of the expected residual rewards, or both, of a Variable Interest Entity (VIE) through its variable interests, it is identified as the primary beneficiary and is required to consolidate the VIE.

Under U.S. GAAP, the Company consolidated the accounts of VisEra for the year ended December 31, 2004 and for the ten months period ended October 31, 2005 based on the majority voting interest rule pursuant to U.S. ARB No. 51 and U.S. FIN 46R. Subsequent to October 31, 2005, however, VisEra was no longer treated as a consolidated subsidiary of the Company. The Company believes that this accounting treatment is appropriate under U.S. GAAP because: (i) the Company lost its control over VisEra in November 2005 due to changes in the investment structure through which VisEra became a subsidiary of VisEra Holdings (Cayman), in which the Company owns only a 50% equity interest; (ii) Cayman is not a VIE as defined in paragraph 5 of FIN 46R; (iii) Cayman is not a majority owned subsidiary of the Company that would require consolidation under U.S. ARB No. 51; and (iv) the

Company does not otherwise have control over Cayman. Therefore, the Company deconsolidated VisEra as of November 1, 2005.

Under U.S. GAAP, the Company consolidated the accounts of GUC for the years ended December 31, 2005, 2006, and 2007. GUC is a business entity and an independent operation, which satisfies the exemption defined in paragraph 4h of U.S. FIN 46R. Therefore, GUC does not fall under the scope of U.S. FIN46R, and the Company follows U.S. ARB No. 51 as well as Regulation S-X Rule 1-02(g) to determine whether a parent-subsidiary relationship existed.

In December 2004, the ARDF revised R.O.C. SFAS No. 7, which was required to be adopted by the Company on January 1, 2005. The revised R.O.C. SFAS No. 7 requires the Company to consolidate all investees over which the Company has a controlling interest. As a result of the adoption of this standard, subsequent to December 31, 2004, there has been no difference between R.O.C. GAAP and U.S. GAAP with respect to consolidated entities of the Company.

The following reconciles net income and shareholders’ equity under R.O.C. GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity determined under U.S. GAAP, giving effect to the differences listed above.

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions Except Per Share Amounts)
Net income

Net income attributable to shareholders of the parent based on R.O.C. GAAP	$93,575.0	$127,009.7	$109,177.1	$3,366.5

Adjustments:
a. Marketable securities
1. Adjustment of unrealized gain on trading securities	1,062.0	—	—
2. Reversal (realization) of unrealized loss on marketable securities	337.2	(262.0)	(52.3)	(1.6)
3. Reversal of cumulative effect of change in accounting principle for adopting R.O.C. SFAS No. 34	—	(1,606.7)	—	—
b. U.S. GAAP adjustments on equity-method investees	(161.9)	(42.6)	(69.9)	(2.1)
c. Reversal of depreciation on assets impaired under U.S. GAAP	1,398.7	1,391.5	1,408.4	43.4
d. 10% tax on undistributed earnings	—	(3,278.0)	(2,260.3)	(69.7)
e. Reversal of amortization of goodwill recognized under R.O.C. GAAP	1,220.3	—	—	—
f. Adjustment to market value for derivative financial instruments	(225.3)	—	—	—
(Continued)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions Except Per Share Amounts)

g. Bonuses to employees, directors and supervisors
1. Current year accrual	$(7,121.7)	$(9,488.6)	$(8,232.8)	$(253.9)
2. Fair market value adjustment of prior year accrual	(13,795.4)	(18,016.4)	(28,352.0)	(874.2)
h. Pension expense	(9.9)	3.9	3.9	0.1
i. Stock-based compensation
1. Stock-based compensation	(791.4)	(471.7)	(373.9)	(11.5)
2. Cumulative effect of change in accounting principle for adopting U.S. SFAS 123R	—	37.9	—	—
j. Adjustment of carry interest	(193.3)	170.4	—	—
Income tax effect of U.S. GAAP adjustments	147.8	98.3	(41.9)	(1.3)
Minority interest effect of U.S. GAAP adjustments	(23.8)	165.0	451.3	13.9

Net adjustment	(18,156.7)	(31,299.0)	(37,519.5)	(1,156.9)

Net income based on U.S. GAAP	$75,418.3	$95,710.7	$71,657.6	$2,209.6

Basic earnings per common share based on U.S. GAAP
Income before cumulative effect of changes in accounting principles	$2.97	$3.71	$2.74	$0.08
Cumulative effect of changes in accounting principles	—	0.01	—	—

Net income	$2.97	$3.72	$2.74	$0.08

Diluted earnings per common share based on U.S. GAAP
Income before cumulative effect of changes in accounting principles	$2.96	$3.71	$2.74	$0.08
Cumulative effect of changes in accounting principles	—	—	—	—

Net income	$2.96	$3.71	$2.74	$0.08

Basic earnings per ADS
Income before cumulative effect of changes in accounting principles	$14.83	$18.57	$13.70	$0.42
Cumulative effect of changes in accounting principles	—	0.01	—	—

Net income	$14.83	$18.58	$13.70	$0.42

(Continued)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions Except Per Share Amounts)

Diluted earnings per ADS
Income before cumulative effect of changes in accounting principles	$14.82	$18.56	$13.69	$0.42
Cumulative effect of changes in accounting principles	—	—	—	—

Net income	$14.82	$18.56	$13.69	$0.42

Basic number of weighted average shares outstanding under U.S. GAAP (in thousands)	25,434,207	25,756,825	26,148,636

Diluted number of weighted average shares outstanding under U.S. GAAP (in thousands)	25,444,538	25,778,163	26,169,636

(Concluded)

	December 31
	2006	2007
	NT$	NT$	US$
			(Note 3)
	(In Millions)
Shareholders’ equity

Equity attributable to shareholders of the parent based on R.O.C. GAAP	$507,981.3	$487,091.4	$15,019.8

Adjustments:
a. U.S. GAAP adjustments on equity-method investees	(445.1)	(432.5)	(13.3)
b. Impairment of long-lived assets
1. Loss on impairment of assets	(10,657.7)	(10,573.7)	(326.1)
2. Reversal of depreciation on assets impaired under U.S. GAAP	8,561.8	9,878.6	304.6
c. 10% tax on undistributed earnings	(3,278.0)	(5,538.3)	(170.8)
d. Goodwill
1. Carrying amount difference from 68% equity interest in TASMC’s share acquisition	52,212.7	52,212.7	1,610.0
2. Reversal of amortization of goodwill recognized under R.O.C. GAAP	(11,257.5)	(11,274.1)	(347.7)
(Continued)

	December 31
	2006	2007
	NT$	NT$	US$
			(Note 3)
	(In Millions)

e. Bonuses to employees, directors and supervisors	$(9,488.5)	$(8,175.3)	$(252.1)
f. Accrued pension cost	(43.8)	(39.9)	(1.2)
g. Accrual for accumulated other comprehensive income under U.S. SFAS No. 158
1. The adoption of U.S. SFAS No. 158	(1,391.3)	—	—
2. Deferred pension loss	—	(87.5)	(2.7)
Income tax effect of U.S. GAAP adjustments	209.0	166.6	5.2
Minority interest effect of U.S. GAAP adjustments	0.1	0.1	—

Net increase in equity attributable to shareholders of the parent	24,421.7	26,136.7	805.9

Equity attributable to shareholders of the parent based on U.S. GAAP	$532,403.0	$513,228.1	$15,825.7

(Concluded)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)
Changes in equity attributable to shareholders of the parent based on U.S. GAAP

Balance, beginning of year	$427,124.8	$477,297.2	$532,403.0	$16,417.0
Net income for the year	75,418.3	95,710.7	71,657.6	2,209.6
Unrealized gain (loss) on available-for-sale marketable securities
TSMC	(133.3)	338.7	290.9	9.0
Equity-method investees	(221.4)	151.1	(119.2)	(3.7)
Common shares issued as bonus to employees
TSMC	16,881.6	21,431.1	32,776.7	1,010.7
Equity-method investees	54.4	51.6	78.7	2.4
Adjustment arising from changes of ownership percentage in investees	73.2	186.1	(85.6)	(2.7)
Translation adjustments	1,574.5	(549.1)	93.4	2.9
Treasury stock repurchased by the Company	—	—	(48,466.9)	(1,494.5)
Proceeds from sales of treasury stock	899.5	—
Cash dividends received by subsidiaries from parent company	84.3	82.3	101.8	3.1
Cash dividends to common shareholders	(46,504.1)	(61,825.1)	(77,489.1)	(2,389.4)
Stock-based compensation	896.4	326.2	233.4	7.2
Issuance of stock from exercising stock options	270.9	575.2	436.9	13.5
Adjustment of prior year accrual of 10% tax on undistributed earnings	878.1	—	—	—
(Continued)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Adjustment of pension cost upon adoption of U.S. SFAS No. 158
TSMC	$—	$(1,391.3)	$—	$—
Equity-method investees	—	18.3	—	—
Changes in actuarial gain and transition obligation
TSMC	—	—	$1,303.8	$40.2
Equity-method investees	—	—	12.7	0.4

Balance, end of year	$477,297.2	$532,403.0	$513,228.1	$15,825.7

(Concluded)
The following U.S. GAAP condensed balance sheets as of December 31, 2006 and 2007, and statements of operations for the years ended December 31, 2005, 2006 and 2007 have been derived from the audited consolidated financial statements and reflect the adjustments presented above.

Certain accounts have been reclassified to conform to U.S. GAAP. Technical service income is included in sales with the related costs included in cost of sales. Provision for litigation loss, gains and losses on disposal of property, plant and equipment and other assets, rental income with related costs, losses on idle assets due to decreasing demand for products produced using those assets and certain other items in non-operating income (expense) are included in operating expenses.

	December 31
	2006	2007
	NT$	NT$	US$
			(Note 3)
	(In Millions)

Assets
Current assets	$260,317.2	$249,822.3	$7,703.4
Long-term investments	53,450.1	36,028.8	1,111.0
Property, plant and equipment, net	251,998.4	259,557.0	8,003.6
Goodwill	46,940.2	46,926.2	1,447.0
Other assets	13,402.5	18,508.4	570.7

Total assets	$626,108.4	$610,842.7	$18,835.7

Liabilities
Current liabilities	$59,627.1	$62,419.5	$1,924.8
Long-term liabilities	22,873.5	24,284.5	748.8
Other liabilities	10,048.1	7,316.6	225.6
Minority interest in subsidiaries	1,156.7	3,594.0	110.8
Equity attributable to shareholders of the parent	532,403.0	513,228.1	15,825.7

Total liabilities and shareholders’ equity	$626,108.4	$610,842.7	$18,835.7

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Net sales	$267,027.7	$317,978.7	$323,221.0	$9,966.7
Cost of sales	161,808.4	179,174.2	202,045.7	6,230.2

Gross profit	105,219.3	138,804.5	121,175.3	3,736.5
Operating expenses	32,763.6	37,050.1	44,775.0	1,380.6

Income from operations	72,455.7	101,754.4	76,400.3	2,355.9
Non-operating income, net	3,526.9	4,892.3	9,573.1	295.2

Income before income tax, minority interest and cumulative effect of changes in accounting principles	75,982.6	106,646.7	85,973.4	2,651.1
Income tax expense	482.8	10,953.4	14,011.8	432.1

Net income before minority interest and cumulative effect of changes in accounting principles	75,499.8	95,693.3	71,961.6	2,219.0

Cumulative effect of changes in accounting principles	—	37.9	—	—

Net income attributable to shareholders of the parent	75,418.3	95,710.7	71,657.6	2,209.6

Net income attributable to minority interest	81.5	20.5	304.0	9.4

The Company reports comprehensive income (loss) in accordance with U.S. SFAS No. 130, “Reporting Comprehensive Income” for U.S. GAAP purposes. U.S. SFAS No. 130 requires that in addition to net income (loss), a company should report other comprehensive income (loss) consisting of the changes in equity of the company during the year from transactions and other events and circumstance from nonowner sources. It includes all changes in equity during the year except those resulting from investments by shareholders and distribution to shareholders. The components of other comprehensive income for the Company consist of unrealised gains and losses relating to the translation of financial statements maintained in foreign currencies, unrealized gains and losses relating to the Company’s investments in available-for-sale securities and changes in the funded status of the defined benefit pension plan.

Statements of comprehensive income for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Net income attributable to shareholders of the parent based on U.S. GAAP	$75,418.3	$95,710.7	$71,657.6	$2,209.6

Other comprehensive income (loss), net of tax:
Adjustment of unrealized gain (loss) on financial instruments
TSMC	(133.3)	338.7	290.9	9.0
Equity-method investees	(221.4)	151.1	(119.2)	(3.7)
Translation adjustments	1,574.5	(549.1)	93.4	2.9
Changes in actuarial loss and transition obligation
TSMC	—	—	1,303.8	40.2
Equity-method investees	—	—	12.7	0.4

Comprehensive income	$76,638.1	$95,651.4	$73,239.2	$2,258.4

The components of accumulated other comprehensive income (loss) were as follows:

	December 31
	2006	2007
	NT$	NT$	US$
			(Note 3)
	(In Millions)

Cumulative translation adjustment	$(1,294.5)	$(1,201.1)	$(37.0)
Unrealized gain on financial instruments	411.3	583.0	18.0
Actuarial loss and transition obligation	(1,373.0)	(56.5)	(1.8)

Total accumulated other comprehensive loss	$(2,256.2)	$(674.6)	$(20.8)

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

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Net cash inflow (outflow) from:
Operating activities	$155,445.3	$199,536.9	$173,886.5	$5,361.9
Investing activities	(76,730.2)	(117,032.1)	(67,241.4)	(2,073.4)
Financing activities	(57,111.7)	(61,014.5)	(128,977.7)	(3,977.1)

Change in cash and cash equivalents	21,603.4	21,490.3	(22,332.6)	(688.6)
Cash and cash equivalents at the beginning of year	74,531.4	96,483.7	117,837.2	3,633.6
Effect of exchange rate changes	348.9	(136.8)	(518.1)	(16.0)

Cash and cash equivalents at the end of year	$96,483.7	$117,837.2	$94,986.5	$2,929.0

31.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP
a.	Recent accounting pronouncements
In December 2007, the FASB issued U.S. SFAS No. 141R, “Business Combination” (U.S. SFAS No. 141R) and U.S. SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements— an amendment of ARB No. 51” (U.S. SFAS No. 160). U.S. SFAS No. 141R requires most of the assets acquired and liabilities assumed in the business combination to be measured at fair value, as of the acquisition date. In addition, the net assets of non-controlling interest’s share of the acquired subsidiaries should be recognized at fair value. U.S. SFAS No. 160 requires the Company to include non-controlling interests as a separate component of shareholders’ equity, instead of a liability or temporary equity. U.S. SFAS No. 141R is effective for the Company for business combination consummated on or after January 1, 2009 and U.S. SFAS No. 160 is effective for the Company beginning after January 1, 2009. The Company is currently evaluating the effect that the adoption of U.S. SFAS No. 141R and SFAS No. 160 will have on its results of operation and financial position and is not yet in a position to determine such effect.
In February 2007, the FASB issued U.S. SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (U.S. SFAS No. 159). U.S. SFAS No. 159 allows the Company to elect to measure certain financial assets and liabilities at fair value through earnings. This statement is effective for the Company beginning January 1, 2008. The Company believes that the adoption of U.S. SFAS No. 159 has no material impact on its results of operations and financial position.
In June 2007, the FASB ratified EITF No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (EITF 07-3). EITF 07-3 requires that the nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized. Such amounts should be recognized as an expense as the goods are delivered or the related services are performed. This statement is effective for the Company beginning January 1, 2008. The Company believes that the adoption of EITF 07-3 will have no material impact on its results of operations and financial position.

In September 2006, the FASB issued U.S. SFAS No. 157, “Fair Value Measurements” (U.S. SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. U.S. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for the Company beginning January 1, 2008. In November 2007, the FASB provided a one year deferral for the implementation of U.S. SFAS No. 157 for other nonfinancial assets and liabilities. The Company believes that the adoption of U.S. SFAS No. 157 has no material impact on its results of operations and financial position.
b.	Marketable securities
As of December 31, 2006 and 2007, marketable securities by category were as follows:

	December 31
	2006	2007
	NT$	NT$
	(In Millions)

Marketable securities — trading	$1,162.3	$1,590.2
Marketable securities — available-for-sale	74,172.4	68,089.1
Marketable securities — held-to-maturity	37,484.3	20,224.6
The Company uses the average cost method for trading securities and available-for-sale securities when determining their cost basis. Proceeds from sales of available-for-sale securities for the years ended December 31, 2005, 2006 and 2007 were NT$102,577.8 million, NT$91,620.4 million and NT$94,908.7 million, respectively. Net realized losses on these sales were NT$137.9 million and NT$190.3 million for the years ended December 31, 2005 and 2006, respectively, and net realized gains on these sales were NT$557.9 million for the year ended December 31, 2007.

As of December 31, 2006 and 2007, available-for-sale and held-to-maturity securities of the Company were as follows:

	December 31, 2006
		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	NT$	NT$	NT$	NT$
	(In Millions)

Corporate bonds	$30,389.3	$53.5	$(192.8)	$30,250.0
Corporate issued asset-backed securities	10,600.9	14.5	(73.7)	10,541.7
Open-end mutual funds	25,768.7	378.6	—	26,147.3
Agency bonds	12,735.8	10.4	(54.6)	12,691.6
Government bonds	18,996.2	137.5	(78.2)	19,055.5
Money market funds	667.8	—	—	667.8
Publicly traded stocks	89.0	119.9	—	208.9
Structured time deposits	12,171.1	—	(186.0)	11,985.1

Total	$111,418.8	$714.4	$(585.3)	$111,547.9

Categorized as:
Current assets
Available-for-sale securities				$67,523.9
Held-to-maturity securities				8,522.6
Long-term investments
Available-for-sale securities				6,648.5
Held-to-maturity securities				28,852.9

				$111,547.9

	December 31, 2007
		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	NT$	NT$	NT$	NT$
	(In Millions)

Corporate bonds	$21,677.4	$60.2	$(148.0)	$21,589.6
Corporate issued asset-backed securities	5,930.6	17.1	(590.6)	5,357.1
Open-end mutual funds	14,694.1	272.6	—	14,966.7
Agency bonds	8,529.9	111.3	(5.4)	8,635.8
Government bonds	15,559.8	90.0	(24.5)	15,625.3
Money market funds	19,212.1	—	—	19,212.1
Publicly traded stocks	102.6	802.7	—	905.3
Structured time deposits	2,000.0	—	(10.6)	1,989.4

Total	$87,706.5	$1,353.9	$(779.1)	$88,281.3

(Continued)

	December 31, 2007
		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	NT$	NT$	NT$	NT$
	(In Millions)

Categorized as:
Current assets
Available-for-sale securities				$66,688.4
Held-to-maturity securities				11,509.7
Long-term investments
Available-for-sale securities				1,400.7
Held-to-maturity securities				8,682.5

				$88,281.3

(Concluded)
The following table shows the gross unrealized losses and fair value of the investments with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that have been in a continuous unrealized loss position as of December 31, 2007:

	Less than 12 Months		12 Months or Greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)

Corporate bonds	$7,464.1	$(114.8)	$9,667.4	$(33.2)	$17,131.5	$(148.0)
Corporate issued Asset-backed securities	2,901.2	(590.6)	—	—	2,901.2	(590.6)
Government bonds	4,988.9	(3.9)	6,765.9	(20.6)	11,754.8	(24.5)
Agency bonds	742.3	(5.4)	—	—	742.3	(5.4)
Structured time deposits	993.1	(6.9)	996.3	(3.7)	1,989.4	(10.6)

	$17,089.6	$(721.6)	$17,429.6	$(57.5)	$34,519.2	$(779.1)

The gross unrealized losses related to bonds and asset-backed securities were due to fair value fluctuations in an unstable United States credit environment. The Company has the intent and ability to hold the investments for a sufficient period of time to allow for recovery in market value.

As of December 31, 2007, the amortized cost and fair value of the Company’s available-for-sale and held-to-maturity investments in debt securities by contractual maturity were as follows:

	Amortized
	Cost	Fair Value
	NT$	NT$
	(In Millions)

Due in one year or less	$21,472.6	$21,466.6
Due after one year through two years	17,181.3	17,280.4
Due after two years through five years	6,925.1	6,892.6
Due after five years	8,118.7	7,557.6

	$53,697.7	$53,197.2

Total appreciation of trading marketable securities held by the Company as of December 31, 2006 and 2007 was NT$964 million and NT$1,486.0 million, respectively. Total appreciation as of December 31, 2005 included a gain of NT$221 million that resulted from the transfer of formerly unquoted available-for-sale securities to trading securities as they became marketable. There was no such transfer for the years ended December 31, 2006 and 2007.

c.	Stock-based compensation plans

Effective January 1, 2006, TSMC adopted the fair value recognition provisions of U.S. SFAS No. 123R, using the modified prospective transition method and therefore has not restated the results for prior periods. Under the transition method, stock-based compensation expense in the year ended December 31, 2006 includes stock-based compensation expense for all share-based payment awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provision of U.S. SFAS No. 123, “Accounting for Stock-Based Compensation” (U.S. SFAS No. 123). In addition, the stock-based compensation expense also includes intrinsic value of certain outstanding share-based awards for which it was not possible to reasonably estimate their grant-date fair value under the requirement of U.S. SFAS No. 123. Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provision of U.S. SFAS No. 123R. The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally a four-year vesting period. The adoption of U.S. SFAS No. 123R resulted in a cumulative gain from accounting change of NT$37.9 million, which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted. Prior to the adoption of U.S. SFAS No. 123R, the Company accounted for awards granted under the intrinsic value method prescribed by U.S. APB 25 and related interpretations, and provided the required pro forma disclosures prescribed by U.S. SFAS No. 123. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB No. 107) regarding the SEC’s interpretation of U.S. SFAS No. 123R and the value of share-based payments for public companies. TSMC has applied the provisions of SAB No. 107 in its adoption of U.S. SFAS No. 123R.

As a result of adopting U.S. SFAS No. 123R, income before income tax and cumulative effect of changes in accounting principles and net income for the year ended December 31, 2006 were NT$73.1 million and NT$67.1 million, respectively, lower than if the Company had continued to account for stock-based compensation under U.S. APB 25.

The following table reflects the reported and pro forma net income and basic and diluted net earnings per share or ADS for the years ended December 31, 2005 in accordance with the fair value based method provision of U.S. SFAS 123:

Year Ended
December 31
2005
NT$
(In Millions Except
Per Share Amounts)

Net income based on U.S. GAAP, as reported	$75,418.3
Add: Stock-based compensation expense (gain) included in reported net income attributable to shareholders of the parent under U.S. APB 25, net of tax	753.5
Less: Stock-based compensation expense determined under U.S. SFAS No. 123, net of tax	(846.8)

Pro forma net income attributable to shareholders of the parent	$75,325.0

Earnings per share:
Pro forma basic earnings per share	$2.96
Pro forma diluted earnings per share	2.96
Basic earnings per share as reported	2.97
Diluted earnings per share as reported	2.96
Pro forma basic earnings per ADS	14.81
Pro forma diluted earnings per ADS	14.80
Basic earnings per ADS as reported	14.83
Diluted earnings per ADS as reported	14.82
The fair values of the options granted under the TSMC 2002 Plan and GUC 2004 Plan were not reasonably estimable using appropriate valuation methodologies as prescribed under U.S. SFAS No. 123 because the terms of such plans included a provision for a reduction in the exercise price in the event TSMC or GUC issues additional common shares or issues ADSs at a price lower than the exercise price of a granted stock option. Accordingly, the expenses for the stock options granted under the TSMC 2002 Plan and GUC 2004 Plan were determined using the variable accounting method. Upon adoption of U.S. SFAS No. 123R, the Company continued to account for these stock options based on their intrinsic value, remeasured at each reporting date through the date of exercise or other settlement.

Please refer to Note 21 of the Consolidated Financial Statements for other general terms of TSMC’s, GUC’s and Xintec’s Employee Stock Option Plans, such as the maximum contractual term and the number of shares authorized for each stock option plan, as well as the supplemental information such as outstanding options as of December 31, 2007.

The weighted average remaining contractual term and aggregate intrinsic value of options under the foregoing plans as of December 31, 2007 were as follows:

	Weighted
	Average
	Remaining
	Contractual	Aggregate
	Term	Intrinsic Value
	(In Years)	NT$
		(In Millions)
TSMC:
Options outstanding	5.7	$1,031.1
Options exercisable	5.5	932.0

GUC:
Options outstanding	4.0	1,209.9
Options exercisable	2.0	177.9

Xintec:
Options outstanding	8.8	13.4
Options exercisable	—	—
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between TSMC’s or GUC’s stock closing price on the last trading date of the year ended December 31, 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007.

The number of options expected to vest for the years ended December 31, 2006 and 2007 was 23,093 thousand shares and 16,937 thousand shares, respectively.

Total intrinsic value of options exercised in the years ended December 31, 2006 and 2007 was NT$332.2 million and NT$741.9 million, respectively. Total fair value of options vested, net of taxes, during the years ended December 31, 2006 and 2007 was NT$528.8 million and NT$574.5 million, respectively.

As of December 31, 2007, there was NT$279.3 million of unrecognized compensation cost related to stock-based compensation plans. The unrecognized compensation cost is expected to be recognized over a weighted average period of 2.4 year.

d.	Uncertainty in income taxes

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An interpretation of FASB Statement No. 109” (U.S. FIN 48), which clarifies the accounting for uncertainty in income taxes by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. U.S. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of U.S. FIN 48, the Company did not recognize any cumulative effect adjustment impacting retained earnings as of the beginning of fiscal year 2007. As of December 31, 2007, there was no material uncertain tax position or unrecognized tax benefit identified by the Company. The Company does not expect there will be any significant change in this tax position on unrecognized tax benefits within 12 months of the reporting date.

e.	Subsidy income

The subsidy income of NT$321.9 million, NT$334.5 million and NT$364.3 million recognized in the years ended December 31, 2005, 2006 and 2007, respectively, represented payments granted by the government of the People’s Republic of China in connection with the Company’s investment in Mainland China. Under R.O.C. GAAP, such government grants are recorded as non-operating income when received. In the absence of specific U.S. GAAP accounting guidance, the Company applied the International Accounting Standard 20, “Accounting for Government Grants and Disclosure of Government Assistance”. Therefore the subsidy income was recognized when received as non-operating income under U.S. GAAP as well.

f.	Settlement income

Settlement income of NT 964.7 million, NT$979.2 million and NT$985.1 million was recognized in the years ended December 31, 2005, 2006 and 2007, respectively, under the settlement agreement with Semiconductor Manufacturing Company Limited (SMIC). The dispute settlement is not a component of the activities that constitute the Company’s ongoing major or central operations and therefore is classified as non-operating income in accordance with U.S. FASB Standard of Financial Accounting Concept (SFAC) No. 6, “Elements of Financial Statements”.

Under paragraph 84 (g) of U.S. FASB SFAC No. 5, “Recognition and Measurement in Financial Statements of Business Enterprises”, the Company recognized such settlement income on a cash basis due to the Company’s serious doubt as to its collectibility at the time the settlement agreement was consummated. The Company continues to analyze the recognition of the remaining settlement income based on its collectibility, and will evaluate SMIC’s reported financial condition, capital resources and liquidity condition on a regular basis.