Form 20-F
period 2008-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2009-04-17
CIK 1046179

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________
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
     As of December 31, 2008, 25,625,437,256 Common Shares, par value NT$10 each were outstanding.
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
     By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. Important factors that could cause those differences include, but are not limited to:
•	the volatility of the semiconductor and microelectronics industry;

•	overcapacity in the semiconductor industry;

•	the increased competition from other companies and our ability to retain and increase our market share;

•	our ability to develop new technologies successfully and remain a technological leader;

•	our ability to maintain control over expansion and facility modifications;

•	our ability to generate growth and profitability;

•	our ability to hire and retain qualified personnel;

•	our ability to acquire required equipment and supplies necessary to meet business needs;

•	our reliance on certain major customers;

•	the political stability of our local region; and

•	general local and global economic conditions.
     Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the commercial production using 45-nanometer and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry. Please see “Item 3. Key Information — Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial and Operating Data
     The selected income statement data, cash flow data and other financial data for the years ended December 31, 2006, 2007 and 2008, and the selected balance sheet data as of December 31, 2007 and 2008, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected income statement data, cash flow data and other financial data for the years ended December 31, 2004 and 2005 and the selected balance sheet data as of December 31, 2004, 2005 and 2006, set forth below, are derived from our audited consolidated financial statements not included herein. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted (“GAAP” or “R.O.C. GAAP”) in the Republic of China (“R.O.C.” or “Taiwan”), which differ in some material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) as further explained under note 30 to our consolidated financial statements included herein.

	Year ended and as of December 31,
	2004	2005	2006	2007	2008	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Income Statement Data:
R.O.C. GAAP
Net sales	257,213	266,565	317,407	322,630	333,158	10,170
Cost of sales	(141,394)	(148,362)	(161,597)	(180,280)	(191,408)	(5,843)
Gross profit	115,819	118,203	155,810	142,350	141,750	4,327
Operating expenses	(27,337)	(27,234)	(28,545)	(30,628)	(37,315)	(1,139)
Income from operations	88,482	90,969	127,265	111,722	104,435	3,188
Non-operating income and gains(1) (8)	8,506	9,399	9,839	11,934	10,822	330
Non-operating expenses and losses(1) (8)	(5,022)	(6,105)	(3,742)	(2,014)	(3,785)	(116)
Income before income tax and minority interest	91,966	94,263	133,362	121,642	111,472	3,402
Income tax benefit (expense)	363	(630)	(7,774)	(11,710)	(10,949)	(334)
Income before cumulative effect of changes in accounting principles	92,329	93,633	125,588	109,932	100,523	3,068
Cumulative effect of changes in accounting principles	—	—	1,607	—	—	—
Income before minority interest	92,329	93,633	127,195	109,932	100,523	3,068
Minority interest in loss (income) of subsidiaries	(13)	(58)	(185)	(755)	(590)	(18)
Net income attributable to shareholders of the parent	92,316	93,575	127,010	109,177	99,933	3,050
Basic earnings per share(2)	3.43	3.48	4.72	4.06	3.86	0.12
Diluted earnings per share(2)	3.43	3.48	4.72	4.06	3.83	0.12
Basic earnings per ADS equivalent(2)	17.15	17.41	23.61	20.32	19.28	0.59

	Year ended and as of December 31,
	2004	2005	2006	2007	2008	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Diluted earnings per ADS equivalent(2)	17.15	17.40	23.59	20.30	19.14	0.58
Basic weighted average shares outstanding(2)	26,914	26,871	26,897	26,871	25,910	25,910
Diluted weighted average shares outstanding(2)	26,917	26,882	26,920	26,892	26,107	26,107
U.S. GAAP
Net sales	260,035	267,028	317,979	323,221	334,340	10,206
Cost of sales(3)	(154,785)	(161,808)	(179,175)	(202,046)	(203,734)	(6,219)
Operating expenses(3)	(32,191)	(32,764)	(37,050)	(44,775)	(44,424)	(1,356)
Income from operations	73,059	72,456	101,754	76,400	86,182	2,631
Income before income tax and minority interest	76,838	75,983	106,647	85,973	91,884	2,805
Income tax expense	(508)	(483)	(10,954)	(14,012)	(10,062)	(307)
Cumulative effect of changes in accounting principles	—	—	38	—	—	—
Net income	76,253	75,418	95,711	71,658	81,473	2,487
Income attributable to common shareholders	76,253	75,418	95,711	71,658	81,473	2,487
Basic earnings per share(4)	3.01	2.95	3.70	2.73	3.17	0.10
Diluted earnings per share(4)	3.01	2.95	3.69	2.72	3.15	0.10
Basic earnings per ADS equivalent(4)	15.07	14.75	18.49	13.63	15.85	0.48
Diluted earnings per ADS equivalent(4)	15.07	14.75	18.47	13.62	15.73	0.48
Basic weighted average shares outstanding(4)	25,292	25,558	25,882	26,278	25,698	25,698
Diluted weighted average shares outstanding(4)	25,296	25,569	25,905	26,299	25,894	25,894
Balance Sheet Data:
R.O.C. GAAP
Working capital(1)	120,574	177,179	213,457	201,116	195,812	5,977
Long-term investments(1)	38,058	42,383	53,895	36,461	39,982	1,220
Properties	258,911	244,823	254,094	260,252	243,645	7,437

	Year ended and as of December 31,
	2004	2005	2006	2007	2008	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Goodwill	7,116	6,011	5,985	5,988	6,044	184
Total assets	499,454	519,510	587,485	570,865	558,917	17,061
Long term bank borrowing	1,915	663	654	1,722	1,420	43
Long-term bonds payable	19,500	19,500	12,500	12,500	4,500	137
Guaranty deposit-in and other liabilities(5)	15,079	17,986	18,333	17,251	15,817	483
Total liabilities	100,413	73,271	78,347	80,179	78,544	2,398
Capital stock	232,520	247,300	258,297	264,271	256,254	7,822
Cash dividend on common shares	12,160	46,504	61,825	77,489	76,881	2,347
Shareholders’ equity attributable to shareholders of the parent	398,965	445,631	507,981	487,092	476,377	14,541
Minority interest in subsidiaries	76	608	1,157	3,594	3,996	122
U.S. GAAP
Goodwill	46,757	46,993	46,940	46,926	47,028	1,436
Total assets	536,286	558,919	626,108	610,843	599,484	18,299
Total liabilities	108,416	80,962	92,549	94,021	84,424	2,577
Capital Stock	232,520	247,300	258,297	264,271	256,254	7,822
Shareholders’ equity attributable to common shareholders of the parent	427,125	477,297	532,403	513,228	511,089	15,601
Minority interest in subsidiaries	745	660	1,156	3,594	3,971	121

	Year ended and as of December 31,
	2004	2005	2006	2007	2008	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Other Financial Data:
R.O.C. GAAP
Gross margin	45%	44%	49%	44%	42%	42%
Operating margin	34%	34%	40%	35%	31%	31%
Net margin	36%	35%	40%	34%	30%	30%
Capital expenditures	81,095	79,879	78,737	84,001	59,223	1,808
Depreciation and amortization	69,819	75,649	73,715	80,005	81,512	2,488
Cash provided by operating activities(1)	153,523	157,225	204,997	183,766	221,494	6,761
Cash used in investing activities(1)	(148,359)	(77,652)	(119,724)	(70,689)	(8,042)	(245)

Cash used in financing activities	(32,181)	(57,969)	(63,783)	(135,410)	(115,393)	(3,522)

Net cash inflow (outflow)	(28,687)	22,181	21,353	(22,851)	99,628	3,041
Operating Data:
Wafer (200mm equivalent) shipment(6)	5,008	5,622	7,215	8,005	8,467	8,467
Billing Utilization Rate(7)	105%	94%	102%	93%	88%	88%

(1)	As a result of the adoption of the R.O.C. Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (R.O.C. SFAS No. 34), and R.O.C. Statements of Financial Accounting Standards No. 36, “Financial Instruments: Disclosure and Presentation” (R.O.C. SFAS No. 36), the balances in 2004 and 2005 were reclassified to be consistent with the classification used in our consolidated financial statements for 2006 included herein. Amounts in 2004 reflect the reclassification of NT$2,565 million gains from non-operating expenses and losses to non-operating income and gains, NT$44 million from long-term investments to current investments in marketable financial instruments, and NT$372 million from cash used in investing activities to cash provided by operating activities. Amounts in 2005 reflect the reclassification of NT$2,331 million gains from non-operating expenses and losses to non-operating income and gains, NT$46 million from long-term investments to current investments in marketable financial instruments, and NT$212 million from cash used in investing activities to cash provided by operating activities.

(2)	Retroactively adjusted for all subsequent stock dividends and employee stock bonuses.

(3)	Amounts in 2006, 2007 and 2008 include share-based compensation expenses as a result of the adoption of U.S. Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, effective January 1, 2006. See note 30.h. to our consolidated financial statements for additional details about this new accounting standard. Amounts in 2004 and 2005 reflect the reclassification of NT$232 million and NT$159 million, respectively, from net non-operating income/expenses to operating expenses.

(4)	Retroactively adjusted for all subsequent stock dividends.

(5)	Consists of other long term payables and total other liabilities.

(6)	In thousands.

(7)	“Billing Utilization Rate” is equal to annual wafer shipment divided by annual capacity. 2007 and 2008 capacity include wafers committed by Vanguard.

(8)	The specified 2004, 2005, 2006 and 2007 amounts for gains/losses on settlement and disposal of financial assets at fair value through profit or loss were reclassified into valuation gains/losses on financial instruments for comparison purposes. Such reclassification resulted in a change of non-operating income and gains from NT$8,581 million and NT$9,705 million to NT$8,506 million and NT$9,839 million and a change in non-operating expenses and losses from NT$5,097 million and NT$3,608 million to NT$5,022 million and NT$3,742 million for the years ended December 31, 2004 and 2006, respectively.
Exchange Rates
     We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$”, “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008, which was NT$32.76 to US$1.00 on that date. On April 10, 2009, the noon buying rate was NT$33.78 to US$1.00.
     The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per U.S. dollar
	Average(1)	High	Low	Period-End
2003	34.41	34.98	33.72	33.99
2004	33.37	34.16	31.74	31.74
2005	32.16	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.82	33.41	32.26	32.43
2008	31.51	33.55	29.99	32.76
October 2008	32.70	33.50	32.14	32.97
November 2008	33.10	33.42	32.77	33.29
December 2008	33.11	33.55	32.45	32.76
January 2009	33.37	33.70	32.82	33.70
February 2009	34.24	35.00	33.61	35.00
March 2009	34.30	35.21	33.75	33.87
April 2009 (through April 10, 2009)	33.52	33.88	33.05	33.78

(1)	Annual averages calculated from month-end rates and monthly averages calculated from daily closing rates.

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
Risks Relating to Our Business
Recent global systemic economic and financial crisis could negatively affect our business, results of operations, and financial condition.
     The recent systemic economic and financial crisis that has been affecting global business, banking and financial sectors has also been affecting the semiconductor market. The recent turmoil in global markets have resulted in sharp declines in electronic products sales from which we generate our income through our goods and services. There could be a number of knock-on effects from such turmoil on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. We currently expect revenues for the semiconductor industry as a whole to decline around 20% in 2009 which is subject to change unexpectedly in response to fluctuating global market conditions. If the global economic crisis continues unabated, we anticipate our results of operations may be materially and adversely affected.
Since we are dependent on the highly cyclical semiconductor and microelectronics industries, which have experienced significant and sometimes prolonged periods of downturns and overcapacity, our revenues, earnings and margins may fluctuate significantly.
     The semiconductor market and microelectronics industries have historically been cyclical and subject to significant and often rapid increases and decreases in product demand. Our semiconductor foundry business is affected by market conditions in such highly cyclical semiconductor and microelectronics industries. Most of our customers operate in these industries. Variations in order levels from our customers result in volatility in our revenues and earnings. From time to time, the semiconductor and microelectronics industries have experienced significant, and sometimes prolonged periods of downturns and overcapacity. The current global economic crisis has created significant volatility and uncertainty within the semiconductor and microelectronics industries which may disrupt traditional notions of cyclicality within such industries. As such, the nature, extent and scope of such periods of downturns and overcapacity may vary drastically in accordance with increasingly volatile market demand. Because we are, and will continue to be, dependent on the requirements of semiconductor and microelectronics companies for our services, periods of downturns and overcapacity in the general semiconductor and microelectronics industries lead to reduced demand for overall semiconductor foundry services, including our services. If we cannot take appropriate actions such as reducing our costs to sufficiently offset declines in demand, our revenues, margin and earnings will suffer during periods of downturns and overcapacity.
Decreases in demand and average selling prices for products that contain semiconductors may adversely affect demand for our products and may result in a decrease in our revenues and earnings.
     A vast majority of our sales revenue is derived from customers who use our services in communication devices, personal computers and consumer electronics products. Any significant decrease in the demand for the products may decrease the demand for overall global semiconductor foundry services, including our services and may adversely affect our revenues. In addition, the historical and current trend of declining average selling prices of end use applications places downward pressure on the prices of the components that go into such applications. If the average selling prices of end use applications continue decreasing, the pricing pressure on components produced by us may lead to a reduction of our revenues, margin and earnings.

If we are unable to compete effectively in the highly competitive foundry segment of the semiconductor industry, we may lose customers and our profit margin and earnings may decrease.
     The markets for our foundry services are highly competitive both in Taiwan and internationally. We compete with other dedicated foundry service providers, as well as integrated device manufacturers. Some of these companies may have access to more advanced technologies and greater financial and other resources than us, (such as the possibility of receiving direct or indirect government bailout/economic stimulus funds or other incentives that may be unavailable to us). Our competition may, from time to time, also decide to undertake aggressive pricing initiatives in one or more technology nodes. Competitive activities may decrease our customer base, or our average selling prices, or both.
If we are unable to remain a technological leader in the semiconductor industry, we may become less competitive.
     The semiconductor industry and its technologies are constantly changing. We compete by developing process technologies using increasingly smaller nodes and on manufacturing products with multiple or more advanced functions. We also develop technologies for our mainstream operations. If we do not anticipate these changes in technologies and rapidly develop new and innovative technologies or our competitors unforeseeably gain sudden access additional mainstream or more advanced technologies, we may not be able to provide foundry services on competitive terms. Although we have concentrated on maintaining a competitive edge in research and development, if we fail to achieve advances in technology or processes, or to obtain access to advanced technologies or processes developed by others, we may become less competitive.
If we are unable to manage our capacity and the streamlining of our production facilities effectively, our competitiveness may be weakened.
     We perform periodic long term market demand forecasts to estimate market and general economic conditions for our products and services. Based upon these estimates, we manage our overall capacity which may increase or decrease in accordance with market demand. Because market condition may vary significantly and unexpectedly, our market demand forecast may change significantly at any time. Further, some of our facilities shut down during periods of decreased demand may not be able to ramp up in a timely manner during periods of increased demand. During periods of continued decline in demand, our operating facilities may not be able to absorb and complete in a timely manner outstanding orders re-directed from other facilities ordered to be shut down. Based on current demand forecasts, we have been adding capacity to our 300mm wafer fabs in the Hsinchu Science Park and Tainan Science Park, respectively, since 2004. In 2008, the capacity of our 300mm wafer fabs increased from 130,700 wafer per month in 2007 to 154,300 wafer per month. Expansion and modification of our production facilities will, among other factors, increase our costs. For example, we will need to purchase additional equipment, train personnel to operate the new equipment or hire additional personnel. If we do not increase our net sales accordingly in order to offset these higher costs, our financial performance may be adversely affected. See “Item 4. Information on the Company — Capacity Management and Technology Upgrade Plans” for further discussion.
We may not be able to implement our planned growth or development if we are unable to accurately forecast and sufficiently meet our future capital requirements.
     Capital requirements are difficult to plan in the highly dynamic, cyclical and rapidly changing semiconductor industry. From time to time, we will continue to need significant capital to fund our operations and manage our capacity in accordance with market demand. Although we currently have adequate financial resources and excellent relations with financial institutions, our continued ability to obtain sufficient external financing is subject to a variety of uncertainties, including:
•	our future financial condition, results of operations and cash flow;

•	general market conditions for financing activities;

•	market conditions for financing activities of semiconductor companies; and

•	social, economic, financial, political and other conditions in Taiwan and elsewhere.

     Sufficient external financing may not be available to us on a timely basis, on reasonable market terms, or at all. As a result, we may be forced to curtail our expansion and modification plans or delay the deployment of new or expanded services until we obtain such financing.
We may not be able to implement our planned growth, development or maintain our leading position if we are unable to recruit and retain qualified executives, managers and skilled technical and service personnel or suffer production disruptions caused by labor disputes.
     We depend on the continued services and contributions of our executive officers and skilled technical and other personnel. Our business could suffer if we lose, for whatever reasons, the services and contributions of some of these personnel and we cannot adequately replace them or if we suffer disruptions to our production operations arising from labor or industrial disputes. We may be required to increase or reduce the number of employees in connection with any business expansion or contraction, in accordance with market demand for our products and services. Since there is intense competition for the recruitment of these personnel, we cannot ensure that we will be able to fulfill our personnel requirements or during an economic upturn, rehire such reduced personnel on comparable terms in a timely manner.
We may be unable to obtain in a timely manner and at a reasonable cost the equipment necessary for us to remain competitive.
     Our operations and ongoing expansion plans depend on our ability to obtain an appropriate amount of equipment and related services from a limited number of suppliers in a market that is characterized by limited supply and long delivery cycles. During such times, supplier-specific or industry-wide lead times for delivery can be as long as nine months. Due to the current global economic crisis, there is an increased likelihood that some of our suppliers may experience severe financial hardships. To better manage our supply chain, we have implemented various business models and risk management contingencies with suppliers to shorten the procurement lead time. We also provide our projected demand for various items to many of our equipment suppliers to help them plan their production in advance. We have purchased used tools and continue to seek opportunities in acquiring relevant used tools. If we are unable to obtain equipment in a timely manner to fulfill our customers orders or at a reasonable cost, our financial condition and results of operations could be negatively impacted.
Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at reasonable prices.
     Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals, and photoresist, on a timely basis. Shortages in the supply of some materials experienced by specific vendors or by the semiconductor industry generally have in the past resulted in occasional industry-wide price adjustments and delivery delays. Also, since we procure some of our raw materials from sole-source suppliers, there is a risk that our need for such raw materials may not be timely met. Due to the current global economic crisis, there is an increased likelihood that some of our suppliers may experience severe financial hardships. Our revenue and earnings could decline if we are unable to obtain adequate supplies of the necessary raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.
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

     We have received, from time-to-time, communications from third parties asserting that our technologies, manufacturing processes, the design of the integrated circuits made by us or the use by our customers of semiconductors made by us may infringe their patents or other intellectual property rights. And, because of the nature of the industry, we may continue to receive such communications in the future. In some instances, these disputes have resulted in litigation. Recently, there has been a notable increase in the number of frivolous lawsuits or claims initiated by professional intellectual property plaintiffs that aim to extort large settlements, often quickly, by threatening to disrupt the legitimate business operations of profitable enterprises, especially high-profile ones. Such lawsuits or claims, though not well founded, may nevertheless increase our cost of doing business and may potentially be extremely disruptive if the plaintiffs succeed in blocking the trade of our products and services. If we fail to obtain or maintain certain government, technology or intellectual property licenses and, if litigation relating to alleged intellectual property matters occurs, it could prevent us from manufacturing or selling particular products or applying particular technologies, which could reduce our opportunities to generate revenues. See “Item 8. Financial Information — Legal Proceedings” for a further discussion.
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
     Under R.O.C. GAAP and U.S. GAAP, we are required to evaluate our long-lived assets and intangible assets for impairment whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. If certain criteria are met, we are required to record an impairment charge. We are also required under R.O.C. GAAP and U.S. GAAP to evaluate goodwill for impairment at least on an annual basis or more frequently whenever triggering events or changes in circumstances indicate that goodwill may be impaired and carrying value may not be recoverable.
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
     While we generate revenue from hundreds of customers worldwide, our ten largest customers accounted for approximately 51% and 53% of our net sales in 2007 and 2008, respectively, and our largest customer accounted for approximately 11% and 14% of our net sales in 2007 and 2008, respectively. The loss of, or significant curtailment of purchases by, one or more of our top customers, including curtailments due to increased competitive pressures, a change in the design, or manufacturing sourcing policies or practices of these customers, or the timing of customer or distributor inventory adjustments, may adversely affect our results of operations and financial condition.

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business and results of operations.
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
     For example, even though the R.O.C. and the People’s Republic of China (“PRC”) have co-existed for the past 60 years and significant economic and cultural relations have been established during that time, the financial markets have viewed certain past developments in relations between the two sides as occasions to depress general market prices of the securities of Taiwanese companies, including our own. In addition, the R.O.C. government currently restricts transfer by Taiwanese companies of certain technologies to and certain types of investments by Taiwanese companies in Mainland China.
Our results of operations could be materially adversely affected by natural disasters or interruptions in the supply of utilities (such as water or electricity) in the locations in which we, our customers or suppliers operate.
     We have manufacturing and other operations in locations subject to natural disasters such as severe weather and earthquakes as well as interruptions or shortages in the supply of utilities (such as water and electricity) that could disrupt operations. In addition, our suppliers and customers also have operations in such locations. For example, most of our production facilities, as well as many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan, which is susceptible to earthquakes, typhoons, and has experienced droughts from time to time. In addition, we have sometimes suffered power outages caused by our major electricity supplier, the Taiwan Power Company, or other power consumers on the same power grid, which have caused interruptions in our production schedule. A natural disaster or interruptions in the supply of utilities that results in a prolonged disruption to our operations, or the operations of our customers or suppliers, may adversely affect our results of operations and financial condition.

Fluctuations in exchange rates could result in foreign exchange losses.
     Over half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. More than 90% of our sales are denominated in U.S. dollars and currencies other than NT dollars. Therefore, any significant fluctuation to our disadvantage in such exchange rates would have an adverse effect on our financial condition. The current global economic crisis may cause increased volatility in such exchange rates. For example, during the period from January 1, 2008 to March 31, 2008, the U.S. dollar has depreciated 6.3% against the NT dollar, which had a negative impact on our results of operations. In addition, fluctuations in the exchange rate between the U.S. dollar and the NT dollar may affect the U.S. dollar value of our common shares and the market price of the ADSs and of any cash dividends paid in NT dollars on our common shares represented by ADSs. Please see “Item 5. Operating and Financial Review and Prospects — Inflation” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a further discussion on the possible impact of other market factors on our results of operations.
Fluctuations in inflationary and deflationary market expectations could negatively affect demand for our products and services, which may harm our financial results.
     The world economy is becoming more vulnerable to sudden unexpected fluctuations in inflationary and deflationary market expectations. Structural changes that may result from the current global financial crisis may further exacerbate the severity of such fluctuations. Both high inflation and deflation adversely affect an economy, at both the macro and micro levels, by reducing economic efficiency, disrupting saving and investment decisions and reducing the efficiency of the market prices as a mechanism to allocate resources. Such fluctuations are likely to negatively affect the business operations of our customers who may be forced to plan efficiently their purchases of our goods and services within an uncertain macro and micro economy. Therefore, the demand for our products and services could unexpectedly fluctuate severely in accordance with market and consumer expectations of inflation or deflation. Please see “Item 5.Operating and Financial Review and Prospects — Inflation & Deflation” for further discussion.
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
     One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund who owned 6.4% of TSMC’s outstanding shares as of February 28, 2009, has sold our shares in the form of ADSs in several transactions during the period between 1997 and 2005. On August 14, 2008, Philips, which was then a major shareholder, completed its exit of shareholding in TSMC through a block trade to long-term financial investors mutually agreed by Philips and us. We and Philips implemented a multi-phase plan for this exit in a way that minimized any adverse impact on us and the market price of our ADSs and common shares.
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
     Beginning March 1, 2008, we re-structured our business unit organization by forming the new Advanced Technology Business Organization and Mainstream Technology Business Organization. These two new organizations respectively take responsibility for formulation, development, and execution of advanced technology and mainstream technology business objectives.

Our Principal Office
     Our principal executive office is located at No. 8, Li-Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. Our telephone number at that office is (886-3) 563-6688. Our web site is www.tsmc.com. Information contained on our website does not constitute part of this annual report.
Business Overview of the Company
     As a foundry, we manufacture semiconductors using our advanced or mainstream manufacturing processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of leading edge wafer fabrication processes, including processes to manufacture CMOS logic, mixed-signal, radio frequency, embedded memory, BiCMOS mixed-signal and other semiconductors. We estimate that our revenue market segment share among dedicated foundries worldwide was 51% in 2008. We also offer design, mask making, probing, testing and assembly services.
     We believe that our large capacity, particularly for advanced technologies, is a major competitive advantage. Please see “— Manufacturing Capacity and Technology” and “— Capacity Management and Technology Upgrade Plans” for a further discussion of our capacity.
     We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor and systems companies such as Altera Corporation, Broadcom Corporation, Marvell Semiconductor Inc., Microsoft Corporation, nVidia Corporation and Qualcomm Incorporated, to integrated device manufacturers such as Advanced Micro Devices, Inc., Analog Devices, Inc., Freescale Semiconductor Inc. and STMicroelectronics. Fabless semiconductor and system companies accounted for approximately 71%, and integrated device manufacturers accounted for approximately 29%, of our net sales in 2008.
Our Facilities
     After combining the operations at two of our 200mm fabs in 2001 and the decommissioning of one of our 150mm wafer fabs (Fab 1) in March 2002 and one of our 200mm fabs (Fab 7) in 2006, we currently operate one 150mm wafer fab, six 200mm wafer fabs and two 300mm wafer fabs. Our corporate headquarters and five of our fabs are located in the Hsinchu Science Park, two fabs are located in the Tainan Science Park, one fab is located in the United States, and one fab is located in Shanghai. Our corporate headquarters and our five fabs in Hsinchu occupy approximately 419,000 square meters of land. We lease all of this land from the Hsinchu Science Park Administration in Hsinchu under agreements that will be up for renewal in December 2027. We have leased from the Southern Taiwan Science Park Development Office 393,000 square meters of land for our fabs in the Tainan Science Park under agreements that will be up for renewal between August 2018 and December 2025. WaferTech owns 1,052,181 square meters of land in the State of Washington in the United States, where the WaferTech fab and related offices are located. TSMC China owns 420,000 square meters of land in Shanghai, where Fab 10 and related offices are located. Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs. We are expanding our 300mm fabrication capacity and research and development through Fab 12 in the Hsinchu Science Park and Fab 14 in the Tainan Science Park. Total monthly capacity for 300mm fabs was increased from 130,700 wafers in 2007 to 154,300 wafers in 2008. We will continuously evaluate our 300mm capacity in light of prevailing market conditions.
Manufacturing Capacity and Technology
     We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers or third party designers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net sales of advanced semiconductors with a resolution of 0.13 micron and below, and are one of the leaders in the semiconductor manufacturing industry generally. We are the first semiconductor foundry with proven low-k interconnect technology in commercial production from the 0.13 micron node down to 40-nanometer node. Following our commercial production based on 65-nanometer Nexsys SM process technology in 2006, we also unveiled 55-naometer Nexsys SM process technology in 2007. Our 65-nanometer and 55-nanometer Nexsys SM technologies are the third-generation proprietary processes that employ low-k dielectrics. In 2008, we also qualified our 45 and 40 nanometer process technology with ultra low-k dielectrics and advanced immersion lithography. We have begun certain small-scale production of 45-nanometer products in 2008, and we expect to commence its commercial production in 2009.

     The following table lists our fabs and those of our affiliates, together with the year of commencement of commercial production, technology and capacity during the last five years:

		Current most
		advanced technology
	Year of	for volume	Monthly capacity(3)(4)
Fab(1)	commencement	production(2)	2004	2005	2006	2007	2008
2	1990	0.45	47,584	47,584	50,506	51,685	51,609
3(5)	1995	0.15	83,300	83,300	89,900	90,500	92,400
5	1997	0.15	42,500	42,500	51,500	55,800	54,200
6	2000	0.11	73,000	73,000	83,400	94,000	95,100
7(7)	1995	0.35	13,400	13,400	—	—	—
8	1998	0.15	76,500	76,500	83,500	89,400	91,600
10	2004	0.18	500	15,600	32,000	31,000	43,000
11	1998	0.15	32,500	33,500	35,500	35,500	35,500
12	2001	0.040	60,300	106,875	131,175	160,755	167,910
14	2004	0.055	6,750	46,125	79,650	133,279	179,258
SSMC(6)	2000	0.15	13,400	16,700	17,700	20,700	24,600
Total			449,734	555,084	654,831	762,619	835,177

(1)	Fab 2 produces 150mm wafers. Fabs 3, 5, 6, 8, 10, Fab 11 (WaferTech) and SSMC produce 200mm wafers. Fab 12 and Fab 14 produce 300mm wafers. Fabs 2, 3, 5, 8 and 12 are located in Hsinchu Science Park. Fab 6 and Fab 14 are located in the Tainan Science Park. WaferTech is located in the United States, SSMC is located in Singapore and Fab 10 is located in Shanghai.

(2)	In microns, as of year-end.

(3)	Estimated capacity in 200mm equivalent wafers as of year-end for the total technology range available for production. Actual capacity during each year will be lower as new production capacity is phased in during the course of the year.

(4)	Under an agreement with Vanguard, TSMC is required to use its best commercial efforts to maintain utilization of a fixed amount of reserved capacity and will not increase or decrease the stipulated quantity by more than 5,000 wafers per month. Please see “Item 7. Major Shareholders and Related Party Transaction — Related Party Transactions — Vanguard International Semiconductor Corporation” for a discussion of certain of the Vanguard contract terms. The amounts to be used at Vanguard are not included in our monthly capacity figures.

(5)	Fab 4, which commenced operation in 1999 with initial technology of 0.5 micron, was consolidated into Fab 3 during the fourth quarter of 2001.

(6)	Represents that portion of the total capacity that we had the option to utilize as of December 31, 2004, December 31, 2005, December 31, 2006, December 31, 2007 and December 31, 2008. This fab commenced production in September 2000.

(7)	Fab 7 was decommissioned in June 2006 as we integrated its manufacturing facility as a part of Fab 12’s operation.
     As of December 31, 2008, our monthly capacity (in 200mm equivalent wafers) was 835,177 wafers, compared to 762,619 wafers at the end of 2007. This increase was primarily due to the expansion of our 0.15/0.18 micron mainstream technologies and our 45/65-nanometer advanced technologies. Our semiconductor manufacturing facilities require substantial investment to construct and are largely fixed-cost assets once they are in operation. Because we own most of our manufacturing capacity, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins.
Capacity Management and Technology Upgrade Plans
     We perform periodic long term market demand forecasts to estimate market and general economic conditions for our products and services. Based upon these estimates, we manage our overall capacity which may increase or decrease in accordance with market demand. Because market condition may vary significantly and unexpectedly, our market demand forecast may change significantly at any time. Further, some of our facilities shut down during periods of decreased demand may not be able to ramp up in a timely manner during periods of increased demand. During periods of continued decline in demand, our operating facilities may not be able to absorb and complete in a timely manner outstanding orders re-directed from other facilities ordered to be shut down. Based on current demand forecasts, we intend to maintain our strategy of expanding manufacturing capacity and improving manufacturing process technologies to meet both the fabrication and the technological needs of our customers. Based upon estimates of market demand, we currently expect to continue adding capacity to our 300mm wafer fabs.

     Our capital expenditures in 2006, 2007 and 2008 were NT$78,737 million, NT$84,001 million and NT$59,223 million (US$1,886 million) (1), respectively. In view of the current global economic downturn, we are still in the process of evaluating and determining our capital expenditures for 2009. However, our preliminary estimate is that it will be lower than the capital expenditures for 2008. In 2009, we anticipate our capital expenditures to focus primarily on the following:
•	adding capacity to our 300mm wafer fabs;

•	Fab 12 facilities; and

•	development of process technologies in 32-nanometer nodes and below and other research and development projects.
     These investment plans are still preliminary and may change per market conditions.

(1)	Translated from weighted average exchange rate of NT$31.406 to US$1.
Markets and Customers
     The primary customers of our foundry services are fabless semiconductor companies/systems companies and integrated device manufacturers. The following table presents the breakdown of net sales by type of customers during the last three years:

	Year ended December 31,
	2006			2007			2008
Customer Type	Net Sales		Percentage	Net Sales		Percentage	Net Sales		Percentage
	(in millions, except percentages)
Fabless semiconductor companies/systems companies	NT$	229,168	72.2%	NT$	215,662	66.8%	NT$	236,542	71.0%
Integrated device manufacturers		88,239	27.8%		106,968	33.2%		96,616	29.0%
Total	NT$	317,407	100.0%	NT$	322,630	100.0%	NT$	333,158	100.0%
     We categorize our net sales based on the country in which the customer is headquartered, which may be different from the net sales for the countries to which we actually sell or ship our products. Under this approach, the following table presents a regional geographic breakdown of our net sales during the last three years:

	Year ended December 31,
	2006			2007			2008
Region	Net Sales		Percentage	Net Sales		Percentage	Net Sales		Percentage
	(in millions, except percentages)
North America	NT$	247,895	78.1%	NT$	247,832	76.8%	NT$	246,537	74.0%
Asia		43,167	13.6%		45,128	14.0%		52,472	15.7%
Europe		26,345	8.3%		29,670	9.2%		34,149	10.3%
Total	NT$	317,407	100.0%	NT$	322,630	100.0%	NT$	333,158	100.0%
     A significant portion of our net sales are attributable to a relatively small number of customers. In 2007 and 2008, our ten largest customers accounted for approximately 51% and 53% of our net sales, respectively, and our largest customer accounted for approximately 11% and 14% of our net sales, respectively.
     Over the years, we have attempted to strategically manage our exposure to commodity memory semiconductor manufacturing services. This policy has successfully shielded us from significant adverse effects resulting from the previous precipitous price drops in the commodity memory semiconductor market.
     We provide customer support in six regions around the world. The office in Hsinchu serves Asian (excluding Japanese and Mainland Chinese but including South Korean) customers. Wholly-owned subsidiaries in the United States, Japan, Mainland China, the Netherlands, South Korea and India serve North American, Japanese, Mainland Chinese, European, South Korean and Indian customers, respectively. Foundry services, which are both technologically and logistically intensive, involve frequent and in-depth interaction with customers. We believe that the most effective means of providing foundry services is by developing direct and close relationships with our customers. Our customer service managers work closely with the sales force to offer integrated services to customers.

     Commitments by Customers. Because of the fast-changing technology and functionality in semiconductor design, foundry customers generally do not place purchase orders far in advance to manufacture a particular type of product. However, we engage in discussions with customers regarding their expected manufacturing requirements in advance of the placement of purchase orders.
     Several of our customers have entered into arrangements with us to ensure that they have access to specified capacity at our fabs. These arrangements are primarily in the form of deposit agreements. In a deposit agreement, the customer makes an advance cash deposit for an option on a specified capacity at our fabs. Deposits are generally refunded as shipments are made. As of December 31, 2008, our customers had on deposit an aggregate of approximately US$43 million to reserve future capacity.
The Semiconductor Fabrication Process
     In general, the semiconductor manufacturing process begins with a thin silicon wafer on which an array of semiconductor devices is fabricated. The wafer is then tested, cut into dice, and assembled into packages that are then individually retested. Our focus is on wafer fabrication although we also provide all other services either directly or through outsourcing arrangements.
Our Foundry Services
     Range of Services. Because of our ability to provide a full array of services, we are able to accommodate customers with a variety of needs at every stage of the overall foundry process. The flexibility in input stages allows us to cater to a variety of customers with different in-house capabilities and thus to service a wider class of customers as compared to a foundry that cannot offer design or mask making services, for example.
     Fabrication Processes. We manufacture semiconductors using the complementary metal oxide silicon, CMOS and BiCMOS processes. The CMOS process is currently the dominant semiconductor manufacturing process. The BiCMOS process combines the high speed of the bipolar circuitry and the low power consumption and high density of the CMOS circuitry. We use the CMOS process to manufacture logic semiconductors, memory semiconductors including static random access memory (“SRAM”), flash memory, mixed-signal/ radio frequency (“RF”) semiconductors, which combine analog and digital circuitry in a single semiconductor, micro-electro-mechanical-system (“MEMS”), which combines micrometer featured mechanical parts, analog and digital circuitry in a single semiconductor, and embedded memory semiconductors, which combine logic and memory in a single semiconductor. The BiCMOS process is used to make high-end mixed-signal and other types of semiconductors.
     Types of Semiconductors We Manufacture. We manufacture different types of semiconductors with different specific functions by changing the number and the combinations of conducting, insulating and semiconducting layers and by defining different patterns in which such layers are applied on the wafer. At any given point in time, there are over a hundred different products in various stages of fabrication at our fabs. We believe that the keys to maintaining high production quality and utilization rates are our effective management and control of the manufacturing process technologies which comes from our extensive experience as the longest existing dedicated foundry and our dedication to quality control and process improvements.
     The following is a general, non-exhaustive description of the key types of semiconductors that we currently manufacture. Depending on future market conditions, we may provide other services or manufacture other types of products that may differ significantly from the following:
     Logic Semiconductors. Logic semiconductors process digital data to control the operation of electronic systems. The largest segment of the logic market, standard logic devices, includes microprocessors, microcontrollers, digital signal processors (“DSP”), graphic chips and chip sets.
     Mixed-Signal/RF Semiconductors. Analog/digital semiconductors combine analog and digital devices on a single semiconductor to process both analog and digital data. We make mixed-signal/RF semiconductors using both the CMOS and BiCMOS processes. We currently offer CMOS mixed-signal process down to the 45-nanometer Nexsys SM technology for manufacturing mixed-signal/RF semiconductors. The primary uses of mixed-signal/RF semiconductors are in hard disk drives, wireless communications equipment and network communications equipment, with those made with the BiCMOS process occupying the higher end of the mixed-signal/RF market.

     Memory Semiconductors. Memory semiconductors, which are used in electronic systems to store data and program instructions, are generally classified as either volatile memories (which lose their data content when power supplies are switched off) or nonvolatile memories (which retain their data content without the need for a constant power supply). We currently offer CMOS process for the manufacture of SRAM, embedded DRAM as volatile memories, and for the manufacture of flash memory and embedded flash as nonvolatile memories.
     CMOS Image Sensor Semiconductors. Image sensors are primarily used in camera phone. We are currently the leading foundry for the production of CMOS image sensors, characterized by technology features including low dark current, high sensitivity, small pixel size and high dynamic range achieved through integration with mixed mode processes.
     High Voltage Semiconductors. We currently offer a range of high-voltage processes including high voltage CMOS (“HVCMOS”), bipolar-CMOS-DMOS (“BCD”) and ultra-high voltage technology (“UHV”), ranging from 5V to 700V, which are suitable for various panel-size display driver and power IC applications.
     The table below presents a breakdown of our net sales during the last three years by each semiconductor type:

	Year ended December 31,
	2006			2007			2008
Semiconductor Type	Net Sales		Percentage	Net Sales		Percentage	Net Sales		Percentage
	(in millions, except percentages)
CMOS
Logic	NT$	240,278	75.7%	NT$	234,354	72.6%	NT$	243,884	73.2%
Memory		3,174	1.0%		5,156	1.6%		1,839	0.6%
Mixed-Signal(1)		71,734	22.6%		80,247	24.9%		84,648	25.4%
BiCMOS(2)		1,904	0.6%		2,517	0.8%		2,460	0.7%
Others		317	0.1%		356	0.1%		327	0.1%
Total	NT$	317,407	100.0%	NT$	322,630	100.0%	NT$	333,158	100.0%

(1)	Mixed-signal semiconductors made with the CMOS process.

(2)	Mixed-signal and other semiconductors made with the BiCMOS process.
     Design and Technology Platforms.
     We offer a wide range of design enablement activities, from providing fundamental technology files, libraries and other silicon intellectual property to customization and chip implementation services.
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
     Nano-meter technologies involve relatively more complex designs and the margin of error is significantly reduced. As such, fabless designers are required to work closely with a foundry to ensure that their designs are suitable for commercial manufacturing and can quickly be transferred to large volume manufacturing. For these purposes, we create design for manufacturing models or DFM models for advanced design flows that we co-developed with major design automation companies.

     In the beginning of 2008, we unveiled the Open Innovation Platform™. The Open Innovation Platform™ promotes the speedy implementation of innovation amongst the semiconductor design community and its ecosystem partners with our intellectual property, design methodology, design implementation and DFM capabilities, process technology and backend services. A key element of the Open Innovation Platform™ is a set of ecosystem interfaces and collaborative components initiated and supported by us that efficiently empowers innovation throughout the supply chain. Our Active Accuracy Assurance™ (“AAA”) initiative is also a key element of the Open Innovation Platform™, providing the accuracy and quality required by the ecosystem interfaces and collaborative components.
     In 2008, we also extended our design enablement effort to mainstream technologies. In mainstream technologies, the design support on PDK, foundation libraries, and silicon intellectual property for derivative technologies, such as power IC, high-voltage, and analog was strengthened. The strengthening of our design enablement effort will continue in accordance with TSMC’s development and management of its mainstream technology business.
     Multi-project Wafers Program (“CyberShuttle”). To help our customers reduce costs, we offer a dedicated multi-project wafer processing service that allows us to provide multiple customers with circuits produced with the same mask. This program reduces mask costs by a very significant factor, resulting in accelerated time-to-market for our customers. We have extended this program to all of our customers and library and intellectual property (“IP”) partners using our broad selection of process technologies, ranging from the latest 40-, 45-, 55- and 65-nanometer processes to 0.18-, 0.25- and 0.35- micron. This extension offers a routinely scheduled multi-project wafer run to customers on a shared-cost basis for prototyping and verification.
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
Customer Service
     We believe that our devotion to customer service has been an indispensable factor in attracting new customers, helping to ensure the satisfaction of existing customers, and building a mutually beneficial partnership with our customers. The key elements are our:
•	customer-oriented culture through multi-level interaction with customers;

•	ability to deliver wafers of consistent quality, competitive ramp-up speed and efficient yield improvement;

•	responsiveness to customer’s issues and requirements, such as engineering change orders and special wafer handling;

•	flexibility in manufacturing processes, supported by our competitive technical capability and efficient production planning;

•	dedication to help reduce customer costs through collaboration and services, such as our multi-project wafer program, which combines multiple designs on a single mask set for increased cost-saving;

•	availability of eFoundry™, the online service which provides in real-time necessary information in design, engineering, and logistics throughout customers’ product life cycle; and

•	provision of Virtual fab™, designed to provide transparent information and seamless services to our customers such as the availability of key information, management of on-time delivery and flexibility in scheduling and capacity.

Research and Development
     The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the introduction of new technologies to meet customers’ demands and in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$16,076 million, NT$17,946 million and NT$21,481 million (US$656 million) in 2006, 2007 and 2008, respectively, on research and development, which represented 5.1%, 5.5% and 6.5%, respectively, of our net sales for these periods. We plan to continue to invest significant amounts on research and development in 2009, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have recently allowed us to provide our customers access to certain advanced process technologies, such as 90-nanometer, 80-nanometer, 65-nanometer, 55-nanometer, 45-namometer and 40-nanometer Nexsys SM technology for volume production, prior to the implementation of those advanced process technologies by many integrated device manufacturers and our competitors. In addition, we expect to advance our process technologies further down to 32/28-nanometer and below in the coming years to maintain our technology leadership. We will also continue to invest in research and development for our mainstream technology offerings to provide function-rich process capabilities to our customers.
     Our research and development efforts are divided into centralized research and development activities and research and development activities undertaken by each of our fabs. Our centralized research and development activities are principally directed toward developing new Logic, system-on-chip (“SOC”), derivatives and package/system-in-package (“SIP”) technologies. Fab related research and development activities mostly focus on upgrading the manufacturing process technologies.
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
Equipment
     The quality and technology of the equipment used in the semiconductor manufacturing process are important in that they effectively define the limits of our process technologies. Advances in process technologies cannot be brought about without commensurate advances in equipment technology. The principal pieces of equipment used by us to manufacture semiconductors are scanners, steppers, cleaners and track equipment, inspection equipment, etchers, furnaces, wet stations, strippers, implanters, sputterers, CVD equipment, testers and probers. Other than certain equipment under leases located at testing areas, we own all of the equipment used at our fabs.
     In implementing our capacity management and technology advancement plans, we expect to make significant purchases of equipment required for semiconductor manufacturing. Some of the equipment is available from a limited number of vendors and/or is manufactured in relatively limited quantities, and certain equipment has only recently been developed. We believe that our relationships with our equipment suppliers are good and that we have enjoyed the advantages of being a major purchaser of semiconductor fabrication equipment. We work closely with manufacturers to provide equipment customized to our needs for certain advanced technologies.
Raw Materials
     Our manufacturing processes use many raw materials, primarily silicon wafers, chemicals, gases and various types of precious metals. Raw materials costs constituted 13.9% of our net sales in 2007 and 11.1% of our net sales in 2008. Most of our raw materials generally are available from several suppliers. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material so that a quality or delivery problem with any one vendor will not adversely affect our operations. The quality and delivery performance of each vendor is evaluated monthly or quarterly and quantity allocations are adjusted for subsequent periods based on the evaluation.

     The most important raw material used in our production is silicon wafers, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Shin-Etsu Handotai and SUMCO Corporation of Japan, MEMC Electronic Materials, Inc. of the United States and Siltronic AG of Germany. Together they supplied approximately 91.6% and 91.9% of our total wafer needs in 2007 and 2008, respectively. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of 150mm, 200mm and 300mm wafers. The price of silicon wafers decreased during 2007 and 2008. We expect silicon wafer prices to continue to decrease in 2009.
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
Environmental Regulation
     The semiconductor production process generates gaseous chemical wastes, liquid wastes, wastewater and other industrial wastes in various stages of the manufacturing process. We have installed various types of pollution control equipment for the treatment of gaseous chemical wastes and wastewater and equipment for the recycling of treated water in our fabs. Our operations at our fabs are subject to regulation and periodic monitoring by the R.O.C. Environmental Protection Administration, U.S. Environmental Protection Agency or State Environmental Protection Administration of mainland China, and local environmental protection authorities, including the Science Park Administration, the Washington State Department of Ecology or the Shanghai Environmental Protection Bureau.
     We have adopted pollution control measures that are expected to result in the effective maintenance of environmental protection standards consistent with the practice of the semiconductor industry in Taiwan, the U.S. and mainland China. We conduct an annual environmental audit to ensure that we are in compliance in all material respects with, and we believe that we are in compliance in all material respects with, applicable environmental laws and regulations. Our waste reduction steps also comply with Taiwan regulatory requirements.
     We received ISO14001 certification in August 1996 and QC 080000 IECQ HSPM, a certification for having a hazardous substance process management system that meets the European environmental regulation — RoHS (Restriction of Hazardous Substance) Directive, in July 2006. We have continued to implement improvement programs in connection with these certifications. For example, all of our manufacturing sites in Taiwan were ISO14001 certified in 2005 and QC 080000 certified in 2007. Fab 10, our manufacturing site in mainland China, also received ISO 14001 certification in 2005 and QC 080000 certification in 2007. In addition, WaferTech obtained ISO 14001 certification in 2001 and QC 080000 certification in 2006. In 2008, we received the “Excellence in Voluntary Greenhouse Gases Emission Reduction Award” from the Ministry of Economic Affairs, Executive Yuan, R.O.C., “The Annual Enterprises Environmental Protection Award” from the Environmental Protection Administration, Executive Yuan, R.O.C. and “Low Carbon Enterprise Award” from the Science Park Administration, the “Golden Award for Leadership in Energy and Environmental Design of New Construction (LEED-NC) ” from the U.S. Green Building Council and “Diamond Class Ecology, Energy Saving, Waste Reduction, and Health (EEWH) Certification” from Architecture and Building Research Institute, Ministry of the Interior. WaferTech has also been a member of the U.S. Environmental Protection Agency’s Performance Track Program since 2004.

     In 2001, we have expressed our voluntary commitment to reducing perfluorinated compounds (“PFC”) emissions to 10% below the average emission value of 1997 and 1999 by 2010, based on the standard set forth in a Memorandum of Understanding by the Taiwan Semiconductor Industrial Association. In our effort to achieve such commitment, the evaluation and implementation of projects including process optimization, chemical replacement and abatement systems have been commenced by us.
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
Risk Management
     We employ an enterprise risk management system to integrate the prevention and control of TSMC and our subsidiaries’ risks. We have also prepared emergency plans to respond to natural disaster and other disruptive events that could disrupt the operation of our business. These emergency plans are developed to prevent or minimize loss of personnel and damage to our facilities, equipment and machinery caused by natural disaster and other disruptive events. We also maintain insurance with respect to our facilities, equipment and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks including fire, typhoon, earthquake and some other risks generally up to the respective policy limits for their replacement values and lost profits due to business interruption. In addition, we have insurance policies covering losses in respect of the construction and erection of all our fabs. Equipment and inventories in transit are also insured. No assurance can be given, however, that insurance will fully cover any losses and our emergency response plans will be effective in preventing or minimizing losses in the future.
Our Subsidiaries and Affiliates
     Vanguard International Semiconductor Corporation (“VIS”). In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established Vanguard, then an integrated dynamic random access memory (“DRAM”) manufacturer. Vanguard commenced volume commercial production in 1995 and listed its shares on the Over-the-Counter (GreTai) Securities Market in March 1998. In 2004, Vanguard completely terminated its DRAM production and became a pure foundry company. As of February 28, 2009, we owned 37.5% of Vanguard. Please see “—Item 7. Major Shareholders and Related Party Transactions” for a further discussion.
     WaferTech in the United States. In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a US$1.2 billion foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. In December 1998, we increased the percentage of our ownership interest in WaferTech to 68%. By the end of the first quarter of 2001, we had increased the percentage of our ownership interest in WaferTech to approximately 99% by purchasing all of the remaining interest of all of the other joint venture partners. As of February 28, 2009, we owned approximately 100% equity interest in WaferTech.
     Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Philips and EDB Investment Pte. Ltd. to found a joint venture, SSMC, to build a fab in Singapore. The SSMC fab commenced production in December 2000. As of February 28, 2009, we owned an approximately 38.8% equity interest in SSMC. Please see “—Item 7 Major Shareholders and Related Party Transactions” for a further discussion.
     Global Unichip Corporation (“GUC”). In January 2003, we acquired a 52.0% equity interest in GUC, a System-on-Chip (SoC) design service company that provides large scale SOC implementation services. GUC has been listed on Taiwan Stock Exchange since November 3, 2006. We owned an approximately 35.9% equity interest in GUC as of February 28, 2009.

     Operations in Mainland China. In August 2003, we established TSMC China (of which the manufacturing entity is Fab 10), a wholly-owned subsidiary primarily engaged in the manufacturing and selling of integrated circuits. We have achieved commercial production with 0.35 micron, 0.25 micron and 0.18 micron process technologies in Fab 10, our 200mm wafer fab in Shanghai, where we commenced production in late 2004. As of February 28, 2009, we owned a 100% equity interest in TSMC China.
     VisEra Technologies Company, Ltd. (“VisEra”). In October 2003, we and OmniVision Technologies Inc., entered into a shareholders’ agreement to form VisEra Technologies Company, Ltd., a joint venture in Taiwan, for the purpose of providing back-end manufacturing service. As of February 28, 2009, we owned a 43.6% equity interest in VisEra Technologies Company Ltd. Please see “—Item 7. Major Shareholders and Related Party Transactions for a further discussion.”
     Xintec, Inc. (“Xintec”). In January 2007, we acquired a 51.2% equity interest in XinTec, a supplier of wafer level packaging service, that we perceive would support our complementary metal oxide silicon (“CMOS”) image sensor manufacturing business. As of February 28, 2009, we owned a 49.6% combined equity interest in Xintec.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.
ITEM 5. OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
Overview
     We manufacture a variety of semiconductors based on designs provided by our customers. Our business model is now commonly called a “dedicated semiconductor foundry.” The foundry segment of the semiconductor industry as a whole experienced rapid growth over the last 22 years since our inception. As the leader of the foundry segment of the semiconductor industry, our net sales and net income were NT$317,407 million and NT$127,010 million in 2006, NT$322,630 million and NT$109,177 million in 2007 and NT$333,158 million (US$10,170 million) and NT$99,933 million (US$3,050 million) in 2008, respectively. The sales increase in 2007 and 2008 was primarily attributed to the continued growth in the semiconductor industry and customer demand, offset in part by the decline in average selling price resulting principally from pricing pressures in our customers’ end markets and increase in competition.
     The principal source of our revenue is wafer fabrication, which accounted for approximately 89% of our net sales in 2008. The rest of our net sales is derived from design, mask making, probing, and testing and assembly services. Factors that significantly impact our revenue include:
•	the worldwide demand for semiconductor products;

•	pricing;

•	the worldwide semiconductor production capacity as well as our production capacity;

•	capacity utilization;

•	technology migration; and

•	fluctuation in foreign currency exchange rate.
     Though equally important, three of the above factors are discussed as follows.
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

     Production Capacity. Our production capacity affects our business several ways as follows.
     Our large production capacity allows us to meet increased customer orders thereby allowing us to capture greater market-driven opportunities and generate sales. We currently own and operate our semiconductor manufacturing facilities, the aggregate production capacity for which had been expanded from 654,831 200mm equivalent wafers per month as of year-end 2006 to 835,177 200mm equivalent wafers per month as of year-end 2008. Our annual sales volume increased in line with such expansion in our production capacity. For example, our annual sales volume grew from approximately 7,215,000 200mm equivalent wafers in 2006 to approximately 8,467,000 200mm equivalent wafers in 2008.
     A significant amount of our operating costs are fixed because our extensive manufacturing facilities (which provide us such increased production capacity) require substantial investment to construct and are largely fixed-cost assets once they become operational. As such, declines in customer demand, among other factors, may significantly decrease our gross margin. Conversely, as product demand rises and factory utilization increases, these fixed costs are spread over the increased output, thereby improving our gross margin.
     In 2008, while our operations ran at full capacity on average in the first three quarters, our capacity utilization rate began to decline in the beginning of the fourth quarter, and decreased to a level significantly below our full capacity as a result of a sharp decline in customers’ demand and inventory correction by the end of 2008.
Technology Migration.
     The table below presents a percentage breakdown of wafer sales by circuit resolution during the last three years:

	Year ended December 31,
	2006	2007	2008
	Percentage of	Percentage of	Percentage of
	total wafer	total wafer	total wafer
Resolution	revenue(1)	revenue(1)	revenue(1)
≤ 65 nanometer	—	6%	21%
90 nanometer	23%	26%	26%
0.13 micron	26%	23%	17%
0.15 micron	10%	9%	6%
0.18 micron	22%	20%	17%
0.25 micron	8%	7%	5%
0.35 micron	6%	5%	5%
≥ 0.5 micron	5%	4%	3%
Total	100%	100%	100%

(1)	Percentages represent wafer revenue by technology as a percentage of total revenue from wafer sales, which exclude revenue not associated with wafer sales, such as revenue from testing and masks. Total wafer revenue excludes sales returns and allowances.
Critical Accounting Policies
     Summarized below are our accounting policies that we believe are important to the portrayal of our financial results and also involve the need for management to make estimates about the effect of matters that are uncertain in nature. Actual results may differ from these estimates, judgments and assumptions. Certain accounting policies are particularly critical because of their significance to our reported financial results and the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments made by our management in preparing our financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes, which are included in this annual report.
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

     As of December 31, 2006, 2007 and 2008, the amount recorded as sales returns and allowances in the accompanying consolidated statements of income was NT$5,382 million, NT$5,773 million and NT8,826 million (US$269 million), respectively, representing 1.7%, 1.8% and 2.6% of our gross sales for the years ended December 31, 2006, 2007 and 2008. In 2006 and 2007, no additional provision was recorded subsequent to year-end. As of February 28, 2009, we did not need to record any additional provisions for 2008.
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
     As of December 31, 2006, 2007 and 2008, the allowance set aside for doubtful receivables was NT$750 million, NT$702 million and NT$456 million (US$14 million), respectively, representing 2.1%, 1.5% and 1.8% of our gross notes and accounts receivables as of those dates. For the years ended December 31, 2006 and 2007, we did not need to record any additional allowances subsequent to year-end. As of February 28, 2009, we did not need to record any additional allowances for 2008.
     Inventory valuation. Inventories are stated at the lower of cost or market value. Market value represents the net realizable value for finished goods and work-in-progress, and replacement costs for raw materials, supplies and spare parts. Due to rapid technology changes, we also evaluate our ending inventory and reduce the carrying value of inventory for estimated obsolescence and unmarketable inventory by an amount that is the difference between the cost of the inventory and the lower estimated market value. The estimated market value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon, which is generally 180 days or less. If actual demand and market conditions are less favorable than those projected by management, additional write-downs may be required. If actual demand and market conditions are more favorable than anticipated, inventory previously written down may be sold at a higher price, resulting in lower cost of sales and higher income from operations than expected for that period.
     As of December 31, 2006, 2007 and 2008, we recorded inventory valuation allowances in the aggregate amount of NT$1,005 million, NT$931 million and NT$2,301 million (US$70 million), respectively. Our inventory valuation allowance was primarily for estimated scraps and slow-moving items, including certain work-in-progress and finished goods. For the years ended December 31, 2006 and 2007, we did not need to record any additional allowances subsequent to year-end. As of February 28, 2009, we did not need to record any additional allowances for 2008.
     Valuation allowance for deferred tax assets. When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then establish a valuation allowance equal to the extent, if any, that it is more likely than not that deferred tax assets will not be realized. We record an income tax benefit or expense when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. Specifically, our valuation allowances are impacted by our expected future revenue growth and profitability, tax holidays, alternative minimum tax, and the amount of tax credits that can be utilized within the statutory period. In determining the amount of valuation allowance for deferred tax assets as of December 31, 2008, we considered past performance, the general outlook of the semiconductor industry, business conditions caused by the global economic downturn, future taxable income and prudent and feasible tax planning strategies.

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
     As of December 31, 2006, 2007 and 2008, the ending balance for valuation allowances under R.O.C. GAAP were NT$8,127 million, NT$4,162 million and NT$7,109 million (US$217 million), respectively, representing 37.0%, 24.4% and 40.1% of net deferred tax assets as of those dates.
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
     Under R.O.C. GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no future economic benefits are written down to their fair value and recorded as either idle assets or assets held for disposition. However, prior to 2005, R.O.C. GAAP did not provide guidelines for impairment of assets that could still be used in the business. Therefore prior to 2005, long-lived assets that could still be used in the business and were impaired under U.S. GAAP continued to be depreciated for R.O.C. GAAP purposes. In 2000, WaferTech recorded approximately US$330 million as impairment under U.S. GAAP. In the years subsequent to 2000, as the value determined based on discounted cash flow or comparable market prices was higher than the carrying value of the long-lived assets, no additional impairment was recorded, except a loss on impairment of idle assets of NT$210 million (US$6 million) in 2008.

     As of December 31, 2006, 2007, and 2008, net long-lived assets and intangible assets amounted to NT$260,031 million, NT$268,176 million, and NT$250,771 million (US$7,655 million), respectively, under R.O.C. GAAP.
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
     Under R.O.C. GAAP, goodwill recorded from the acquisition of TSMC-Acer and WaferTech is evaluated for impairment on an annual basis. Based on our most recent evaluation, the fair value calculated by using projected cash flow in five years was higher than the associated carrying value. As a result, we did not record any impairment charge under R.O.C. GAAP. Under U.S. GAAP, goodwill recorded from the acquisition of TSMC-Acer and WaferTech is evaluated for impairment on an annual basis. Based on our most recent evaluation, the fair value calculated by using the market capitalization method was higher than the associated carrying value. As a result, we did not record any impairment charge, under U.S. GAAP either.
     As of December 31, 2006, 2007, and 2008, goodwill amounted to NT$5,985 million, NT$5,988 million, and NT$6,044 million (US$184 million), respectively, under R.O.C. GAAP.
     Valuation of investments accounted for using the equity method. We assess the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable. We measure the impairment based on a projected future cash flow of the investees, the underlying assumptions for which had been formulated by such investees’ internal management team, taking into account sales growth and capacity utilization, which are benchmarked to TSMC’s standards to ensure the reasonableness of such assumptions. If an investment that is determined to be impaired is to be held, we recognize an impairment loss through a charge to our operating results to the extent the present value of discounted cash flows attributable to the investee is less than the carrying value of the investment.
     As of December 31, 2006, 2007, and 2008, no impairment loss was recorded as the value determined based on the discounted cash flow of the investees was higher than the carrying value of the investments accounted for using the equity method.
     Accounting for investments in private and publicly-traded securities. We hold equity interests in companies, some of which are publicly traded and have highly volatile share prices. We review all of our investments for impairment quarterly and record an impairment charge when we believe an investment has experienced an other-than-temporary decline in value. Determining whether an other-than-temporary decline in value of the investment has occurred is highly subjective. Such evaluation is dependent on the specific facts and circumstances. Factors we consider include, but are not limited to, the following: the market value of the security in relation to its cost basis, the duration of the decline in value, the financial condition of the investees, and our intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment. Impairment reviews with respect to private security investments also require significant judgments. Factors indicative of an other-than-temporary decline in value include recurring operating losses, credit defaults and subsequent rounds of financings at valuation below the cost basis of the investment.

     We have experienced declines in the value of certain privately held investments and publicly traded securities and recorded impairment loss of NT$280 million, NT$54 million and NT$1,560 million (US$48 million) in 2006, 2007 and 2008, respectively. While we have recognized all declines that are currently believed to be other-than-temporary as a charge to income, adverse changes in market conditions or poor operating results of underlying investments could result in further losses in future periods.
Results of Operations
     The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of income, expressed in each case as a percentage of net sales:

	For the year ended December 31,
	2006	2007	2008
Net sales	100.0%	100.0%	100%
Cost of sales	(50.9)%	(55.9)%	(57.5)%
Gross profit	49.1%	44.1%	42.5%
Operating expenses
General and administrative	(2.7)%	(2.8)%	(3.3)%
Sales and marketing	(1.2)%	(1.2)%	(1.4)%
Research and development	(5.1)%	(5.5)%	(6.4)%
Total operating expenses	(9.0)%	(9.5)%	(11.1)%
Income from operations	40.1%	34.6%	31.4%
Non-operating income and gains	3.1%	3.7%	3.2%
Non-operating expenses and losses	(1.2)%	(0.6)%	(1.1)%
Income before income tax and minority interest	42.0%	37.7%	33.5%
Income tax expense	(2.4)%	(3.6)%	(3.3)%
Income before cumulative effect of changes in accounting principles	39.6%	34.1%	30.2%
Cumulative effect of changes in accounting principles	0.5%	—	—
Income before minority interest	40.1%	34.1%	30.2%
Minority interest in income of subsidiaries	(0.1)%	(0.3)%	(0.2)%
Net income	40.0%	33.8%	30.0%
Year to Year Comparisons
     Net Sales and Gross Margin

	For the year ended December 31,
			% Change			% Change
	2006	2007	from 2006	2008		from 2007
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Net sales	317,407	322,630	1.6%	333,158	10,170	3.3%
Cost of sales	(161,597)	(180,280)	11.6%	(191,408)	(5,843)	6.2%

Gross profit	155,810	142,350	(8.6)%	141,750	4,327	(0.4)%

Gross margin percentage	49.1%	44.1%	—	42.5%	42.5%	—
     Net Sales
     Our net sales in 2008 increased by 3.3% from 2007. The increase in our net sales in 2008 was largely attributable to a continued increase in customer demand in the first three quarters of 2008, offset in part by a sharp decline in customer demand in the fourth quarter of 2008. This resulted in an overall increase of 5.8% in wafer shipment for the year 2008, from 8,005 thousand 200mm equivalent wafers in 2007 to 8,467 thousand 200mm equivalent wafers in 2008. In addition, our net sales in 2008 were negatively impacted by a stronger NT dollar against U.S. dollar, which appreciated against the U.S. dollar by 4.3%, as a significant portion of our sales are denominated in U.S dollars. As a result of the global economic downturn, we currently expect our net sales for the first quarter of 2009 to be around NT$39.5 billion, a decrease of 54.8% compared to the same period in 2008.

     Our net sales in 2007 increased by 1.6% from 2006. The increase in our net sales in 2007 was largely attributable to increase in customer demand, which resulted in a 10.9% increase in wafer shipment in 2007, from 7,215 thousand 200mm equivalent wafers in 2006 to 8,005 thousand 200mm equivalent wafers in 2007. The increase in sales volume was partially offset by a 11.5% decrease in the average selling price of our wafers in U.S. dollar terms in 2007. The decrease in the average selling price of our wafers in U.S. dollar terms was primarily the result of a decline in pricing for the same product or technology resulting primarily from pricing pressures in customers’ end market and an increase in competition, partially offset by a more favorable product mix as we saw a continued shift toward higher priced products using more advanced technologies. Our net sales in 2007 were also positively impacted by the fact that the average exchange rate for the NT dollar against the U.S. dollar depreciated by 1.0% in 2007 compared to 2006, as a significant portion of our sales are denominated in U.S. dollars.
     Gross Margin
     Our gross margin fluctuates, depending on the level of capacity utilization, wafer shipments, price change and product mix, among other factors. Our gross margin decreased to 42.5% of net sales in 2008 from 44.1% of net sales in 2007. The lower margin in 2008 was primarily driven by price declines, resulting primarily from pricing pressure in customers’ end markets and an increase in price competition, which negatively impacted our gross margin by 5.6 percentage points. In addition, expensing of employee profit sharing, lower capacity utilization in the fourth quarter of 2008 and a stronger average exchange rate of the NT dollar against the U.S. dollar, which respectively contributed to 2.3, 1.4 and 1.2 percentage points decrease in the gross margin for the year, offset in part by the favorable impact on gross margin of higher wafer shipments, the improvement in overall product mix, favorable cost reduction, which contributed 8.9 percentage points to the increase in gross margin for the year. Depreciation and amortization expenses in cost of sales increased from NT$74,921 million in 2007 to NT$76,541 million (US$2,336 million) in 2008. The increase in depreciation and amortization expenses in 2008 reflected the increase in depreciation from our advanced technology fabs, partially offset by the benefits received from the reduced depreciation of facilities and equipment in 200mm wafer fabs, and lower amortization of deferred charges. In 2008, while our operations ran at full capacity on average in the first three quarters, our capacity utilization rate began to decline sharply in the beginning of the fourth quarter of 2008, and decreased to a level significantly below our full capacity as a result of a sharp decline in customer demand by the end of 2008. As a result of the global economic downturn, we currently expect our gross margin for the first quarter of 2009 to be between 14% and 16%. Our depreciation and amortization expenses for 2009 in cost of sales are expected to be comparable to 2008.
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

     Operating Expenses

	For the Year Ended December 31
			% Change			% Change
	2006	2007	from 2006	2008		from 2007
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Research and development	16,076	17,946	11.6%	21,481	656	19.7%
General and administrative	8,717	8,964	2.8%	11,097	339	23.8%
Sales and marketing	3,752	3,718	(0.9)%	4,737	144	27.4%

Total operating expenses	28,545	30,628	7.3%	37,315	1,139	21.8%

Percentage of net sales	9.0%	9.5%	—	11.1%	11.1%	—
Income from operations	127,265	111,722	(12.2)%	104,435	3,188	(6.5)%

Operating Margin	40.1%	34.6%	—	31.4%	31.4%	—
     Operating expenses increased by NT$6,687 in 2008 or 21.8% from NT$30,628 million in 2007, after an increase in operating expenses of NT$2,083 million in 2007, or 7.3%, from 2006.
     Research and Development Expenses
     We remain committed to being the leader in developing advanced process technology. We believe that continued investments in process technologies are essential for us to remain competitive in the markets we serve. Research and development expenditures increased by NT$3,535 million in 2008, or 19.7%, from 2007. The increase mainly reflected the impact from expensing of employee profit sharing in 2008. We plan to continue to invest significant amounts in research and development in 2009.
     Research and development expenditures increased by NT$1,870 million in 2007, or 11.6%, from 2006. Research and development expenses were higher in 2007 than in 2006 primarily due to the increase in development activities in 32/45 nanometer technologies.
     General and Administrative, Sales and Marketing Expenses
     General and administrative, sales and marketing expenses increased by NT$3,152 million in 2008, or 24.8%, from 2007, due to an increase of general and administrative expenses by NT$2,133 million, or 23.8%, and an increase in sales and marketing expenses by NT$1,019 million, or 27.4%. The increase mainly reflected the impact from expensing of employee profit sharing in 2008, partially offset by lower legal fees. The operating margin in 2008 was 31.4%, lower than 34.6% in 2007. As a result of the global economic downturn, we currently expect our operating margin for the first quarter of 2009 to be between negative 2% and 0%.
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

     Non-Operating Income and Expenses

	For the Year Ended December 31
			% Change			% Change
	2006(1)	2007(1)	from 2006	2008		from 2007
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Non-operating income and gains	9,839	11,934	21.3%	10,822	330	(9.3)%
Non-operating expenses and losses	(3,742)	(2,014)	(46.2)%	(3,785)	(116)	87.9%

Net non-operating income (expenses)	6,097	9,920	62.7%	7,037	214	(29.1)%

(1)	The 2006 and 2007 amounts for gains/losses on settlement and disposal of financial assets at fair value through profit or loss were reclassified into valuation gains/losses on financial instruments for comparison purposes. Such reclassification resulted in a change of non-operating income and gains from NT$9,705 million to NT$9,839 million and a change in non-operating expenses and losses from NT$3,608 million to NT$3,742 million for the year ended December 31, 2006.
     Net non-operating income decreased by NT$2,883 million in 2008, or 29.1%, from NT$9,920 million in 2007 primarily due to a NT$1,806 million decrease in equity in earnings of equity method investees, a NT$1,506 million increase in loss on impairment of financial assets, and a change from NT$63 million net valuation gain on financial instruments in 2007 to NT$1,081 million net valuation loss on financial instruments in 2008, partially offset by a NT$1,147 million increase in net foreign exchange gain and a NT$592 million increase in technical service income. Equity in earnings generated from equity method investees decreased significantly, primarily due to weakened operating performance of such equity method investees in 2008. The increase in loss on impairment of financial assets was mainly due to higher loss from impairment charge recognized for other-than-temporary decline in value of financial assets resulted from the turmoil in the global financial market in 2008. The change from NT$63 million net valuation gain on financial instruments in 2007 to NT$1,081 million net valuation loss on financial instruments in 2008 was primarily due to a decline in the market value of marketable financial instruments in 2008. The increase in net foreign exchange gain was mainly due to the depreciation of the NT dollar against the U.S. dollar in 2008, as compared to a very moderate appreciation of the NT dollar against the U.S. dollar in 2007. In 2008, our technical service income increased due to a non-recurring technology transfer agreement.
     Net non-operating income increased by NT$3,823 million in 2007, or 62.7%, from NT$6,097 million in 2006 primarily due to a change from NT$1,745 million net valuation loss on financial instruments in 2006 to NT$63 million net valuation gain on financial instruments in 2007, a NT$1,110 million increase in interest income, a NT$741 million increase in net gain on settlement and disposal of financial instruments, and a change from NT$401 million net foreign exchange loss in 2006 to a net foreign exchange gain of NT$81 million in 2007, partially offset by provision for litigation loss of NT$1,009 million in 2007. The change from NT$799 million net loss on settlement and disposal of financial instruments in 2006 to NT$633 million net gain on settlement and disposal of financial instruments in 2007 was primarily due to lower hedging costs as a result of a lower level of monetary assets and liabilities denominated in foreign currencies in 2007, which we needed to manage exposure due to fluctuation of foreign exchange rates. The change from NT$1,745 million net valuation loss on financial instruments in 2006 to NT$63 million net valuation gain on financial instruments in 2007 was primarily due to a change from a decline in the market value of marketable financial instruments in 2006 to an increase in the market value of marketable financial instruments in 2007. The increase in interest income was primarily the result of a higher level of cash holding and other interest bearing treasury assets. The change from NT$401 million net foreign exchange loss in 2006 to a net foreign exchange gain of NT$81 million in 2007 was primarily due to an appreciation of the NT dollar against the U.S. dollar in 2006 compared to a very moderate appreciation of the NT dollar against the U.S. dollar on spot rate basis in 2007. The provision for litigation loss of NT$1,009 million in 2007 was related to a lawsuit with UniRAM Technology, Inc.

     Income Tax Benefit (Expense)

	For the Year Ended December 31
			% Change			% Change
	2006	2007	from 2006	2008		from 2007
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Income tax expense	(7,774)	(11,710)	50.6%	(10,949)	(334)	(6.5)%

Cumulative effect of changes in accounting principles	1,607	—	—(1)%	—	—	—

Net income	127,010	109,177	(14.0)%	99,933	3,050	(8.5)%

Net margin	40.0%	33.8%	—	30.0%	30.0%	—

(1)	Not meaningful.
     Income tax expenses decreased by NT$761 million in 2008, or 6.5%, from 2007. This decrease was mainly due to a decrease in taxable income. See “— Taxation” below for a further discussion.
     Income tax expense increased by NT$3,936 million in 2007, or 50.6%, from 2006. This increase was mainly due to an increase in taxable income.
     Cumulative Effect of Changes in Accounting Principles
     On January 1, 2006, we adopted R.O.C. SFAS No. 34, “Accounting for Financial Instruments” (SFAS No. 34). Upon adoption of SFAS No. 34, an adjustment of NT$1,607 million made to the carrying amounts of the financial instruments categorized as financial assets or liabilities at fair value through profit or loss was included in the cumulative effect of changes in accounting principles; and an adjustment of NT$307 million made to the carrying amounts of those categorized as available-for-sale financial assets was recognized in shareholders’ equity.
Liquidity and Capital Resources
     Our cash, cash equivalents and current investments in marketable financial instruments amounted to NT$211,450 million (US$6,455 million) as of December 31, 2008, up from NT$174,834 million as of December 31, 2007. Our current investments in marketable financial instruments primarily consist of agency bonds, corporate bonds, asset-backed securities, government bonds, publicly-traded stocks and a variety of money market funds. Cash and cash equivalents increased by NT$99,628 million in 2008, or 104.9%, from 2007, following a decrease of NT$22,851 million in 2007, or 19.4%, from 2006.

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in millions)	(in millions)	(in millions)
Net cash provided by operating activities	204,997	183,766	221,494	6,761
Net cash used in investing activities	(119,724)	(70,689)	(8,042)	(245)
Net cash used in financing activities	(63,783)	(135,410)	(115,393)	(3,522)
Net increase/(decrease) in cash	21,353	(22,851)	99,628	3,041
     Operating Activities
     In 2008, we generated NT$221,494 million (US$6,761 million) net cash from operating activities, as compared to NT$183,766 million and NT$204,997 million in 2007 and 2006, respectively. In 2008, net cash generated from operating activities increased primarily due to a NT$23,917 million decrease in notes and accounts receivable and a NT$8,986 million decrease in inventories due to a sharp decline in our sales resulting from lower customer demand in the fourth quarter of 2008. In 2007, net cash generated from operating activities decreased primarily due to a NT$17,833 million decrease in net income and a NT$12,134 million increase in notes and accounts receivable, partially offset by a NT$6,290 million increase in non-cash depreciation and amortization expenses.

     In 2008, depreciation and amortization expenses were NT$81,512 million (US$2,488 million), as compared to NT$80,005 million and NT$73,715 million in 2007 and 2006, respectively. In 2008, the increase in depreciation and amortization expenses was primarily attributed to the ramp-up of Fab 12 (Phase III), Fab 14 (Phases II and III), and Fab 10. In 2007, the increase in depreciation and amortization expenses was primarily due to the ramp-up of Fab 12 (Phases II and III), Fab 14 (Phase II), and Fab 10. We expect the depreciation and amortization expenses for 2009 to be comparable to 2008.
     Investing Activities
     In 2008, net cash used in investing activities was NT$8,042 million (US$245 million), as compared to NT$70,689 million and NT$119,724 million in 2007 and 2006 respectively. In 2008,decrease in net cash used in investing activities was the result of more cash received from disposals or redemption of investments in financial assets, and lower spending on capital expenditures during the year. In 2007, the amount of net cash used in investing activities decreased because of: (a) decreased investments made in financial assets; and (b) increased cash received from disposition or redemption of financial assets. The foregoing was partially offset by increased spending on capital expenditures, and increased deferred charges and refundable deposits.
     Capital expenditures in 2008 were primarily related to:
•	adding production capacity to Fab 12 (Phase III), Fab 14 (Phases II and III) and Fab 10;

•	Fab 12 and Fab 14 facilities;

•	capacity expansion for mask and backend operations;

•	developing process technologies which include 45-nanometer nodes and below; and

•	other research and development projects.
     We expect our capital expenditures for 2009 to be spent primarily on adding capacity to our 300mm wafer fabs; Fab 12 facilities; new technology development for mask operations; development of process technologies in 32-nanometer nodes and below and other research and development projects. For the past few years, our capital expenditures were funded from our operating cash flow. Despite the current global economic downturn, the capital expenditures for 2009 are also expected to be funded from our operating cash flow. See “Item 4. Information on the Company — Capacity Management and Technology Upgrade Plans” for a discussion of our capacity management and capital expenditures.
     Financing Activities
     In 2008, net cash used in financing activities was NT$115,393 million (US$3,522 million), as compared to NT$135,410 and NT$63,783 million in 2007 and 2006, respectively. In 2008, net cash used in financing activities decreased primarily because of: (a) a decrease in the amount of repurchasing common shares totaling NT$11,932 million; and (b) an absence of repayment obligations for corporate bonds during the year. In 2007, net cash used in financing activities increased primarily because of: (a) an incurrence of NT$45,413 million to repurchase common shares during the year; (b) an increase in the amount of dividends paid-out totaling NT$15,645 million; and (c) repayment of corporate bonds amounting to NT$7,000 million.
     As of December 31, 2008, we had no short-term debt, and the current portion of our long-term debt was NT$8,222 million (US$251 million) and our aggregate long-term debt was NT$14,143 million (US$432 million). NT$659 million (US$20 million) of the long-term debt were denominated in U.S. dollars. To protect against reductions in value and the volatility of asset value caused by changes in foreign exchange rates, we utilized derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge our currency exposure. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the hedging instruments used. NT$659 million of the long-term bank loans had floating interest rates based on the London interbank offer rate, or LIBOR. NT$12,500 million of the long-term bonds had fixed interest rates ranging from 2.75% to 3.00%. As of December 31, 2008, we had an aggregate of approximately NT$37,428 million (US$1,142 million) in unused short-term credit lines and an aggregate of approximately NT$2,271 million (US$69 million) in unused long-term credit lines.

     The loan agreements and credit facilities for the obligations of our consolidated subsidiaries contain covenants which, if violated, could result in our obligations under these agreements becoming due prior to the originally scheduled maturity dates. As of February 28, 2009, we were in compliance with the financial covenants.
     Cash Requirements
     The following table sets forth the maturity of our long-term debt (bank loans and bonds) outstanding as of December 31, 2008

Long-term debt
NT$
(in millions)
During 2009	8,222
During 2010	917
During 2011	212
During 2012	4,675
During 2013 and thereafter	117
     The following table sets forth information on our material contractually obligated payments for the periods indicated as of December 31, 2008

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(in NT$ millions)
Long-Term Debt(1)	14,143	8,222	1,129	4,792	—
Capital Lease Obligations(2)	804	50	92	662	—
Operating Leases(3)	4,906	557	919	815	2,615
Other Payments(4)	10,675	1,127	968	8,580	—
Capital Purchase or other Purchase Obligations(5)	11,647	10,985	544	—	118
Total Contractual Cash Obligations(6)	42,175	20,941	3,652	14,849	2,733

(1)	Includes loan payable and bond payable but excludes relevant interest payments which are not expected to be material in any given period in the future. See notes 15 and 16 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.

(2)	Capital lease obligations represent our commitment for leases of property, which are described in note 13 to our consolidated financial statements.

(3)	Operating lease obligations are described in note 27 to our consolidated financial statements.

(4)	Includes royalty and license payments, as well as payables for acquisition of property, plant and equipment, but excludes payments that vary based upon our net sales of certain products and our sales volume of certain other products.

(5)	Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments are not recorded on our balance sheet as of December 31, 2008, as we have not received related goods or taken title of the property.

(6)	Minimum pension funding requirement is not included since such amounts have not been determined. We made pension contributions of approximately NT$207 million in 2008 and we estimate that we will contribute approximately NT$198 million to the pension fund in 2009. See note 18 to our consolidated financial statements for additional details regarding our pension plan.
     During 2008, we entered into derivative financial instruments transactions to manage exposures related to foreign-currency denominated receivables or payables. As of December 31, 2008, our cash requirements in 2009 for outstanding forward exchange agreements and cross currency swaps contracts were approximately US$454.0 million and EUR$1.5 million with our expected cash receipts of approximately NT$14,988.2 million. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information regarding our derivative financial instruments transactions. See also note 2 to the consolidated financial statements for our accounting policy of derivative financial instruments and note 24 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.

     We do not generally provide letters of credit to, or guarantees for any entity other than our consolidated subsidiaries.
     We require significant amounts of capital to build, expand, upgrade and maintain our production facilities and equipment. We incurred capital expenditures of NT$78,737 million, NT$84,001 million and NT$59,223 million (US$1,886 million)(1) in 2006, 2007 and 2008, respectively. We currently expect that our plans for adding capacity to our 300mm wafer fabs; Fab 12 facilities; new technology development for mask operations; development of process technologies in 32-nanometer nodes and below and other research and development projects will require lower capital expenditures in 2009 as compared to 2008.
     We expect to fund our expansion projects and other cash requirements primarily with internally generated funds. We have historically maintained a high level of liquid assets. Management estimates that our cash, cash equivalents and current investments in marketable financial instruments amounting to NT$211,450 million (US$6,455 million) as of December 31, 2008, together with our available credit facilities, cash flow from operations, and funds available from long-term debt financings will be sufficient to satisfy our future working capital needs, dividend payment, planned capital expenditures, research and development, and debt service requirements.

(1)	Translated from weighted average exchange rate of NT$31.406 to US$1.
U.S. GAAP Reconciliation
     Our consolidated financial statements are prepared in accordance with R.O.C. GAAP, which differs in certain material aspects from U.S. GAAP. The following table sets forth a comparison of our net income and shareholders’ equity in accordance with R.O.C. GAAP and U.S. GAAP for the periods indicated:

	For the year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in NT$ millions)
Net income in accordance with:
R.O.C. GAAP	127,010	109,177	99,933	3,050
U.S. GAAP	95,711	71,658	81,473	2,487
Shareholders’ equity attributable to the shareholders of the parent in accordance with:
R.O.C. GAAP	507,981	487,092	476,377	14,541
U.S. GAAP	532,403	513,228	511,089	15,601
     Note 30 to the consolidated financial statements provides a description of the principal differences between R.O.C. GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of certain items, including net income and shareholders’ equity. Differences between R.O.C. GAAP and U.S. GAAP that have a material effect on our net income as reported under R.O.C. GAAP include compensation expense pertaining to stock bonuses to employees, marketable securities, impairment charges for long-lived assets, recognition of goodwill, and 10% tax imposed on unappropriated earnings.
     In August 2008, we distributed an aggregate bonus of NT$7,880 million, or 8% of our 2007 distributable net income, to our employees, 50% of which was paid in cash and 50% of which was paid in the form of common shares. Prior to January 1, 2008, under R.O.C. GAAP, the number of common shares distributed as part of employee bonuses was obtained by dividing the total nominal NT dollar amount of the bonus to be paid in the form of common shares by the par value of the common shares, at NT$10 per share, rather than their market value, which had generally been substantially higher than the par value. In addition, the distribution of employee bonus shares was treated as an allocation from retained earnings, and we were not required to, and did not, charge the value of the employee bonus shares against income. Under U.S. GAAP, however, we are required to charge the market value of the employee bonus shares as employee compensation expense, which reduces our net income and income per share calculated in accordance with U.S. GAAP. Since the amount and the form of the payment of the compensation is subject to shareholder approval and only determinable at the annual shareholders’ meeting, which is generally held after the issuance of our financial statements, under U.S. GAAP, the compensation expense is initially accrued at the nominal NT dollar amount of the aggregate bonus in the period to which it relates as if it were to be paid entirely in cash. The difference between the amount initially accrued and the market value of the common shares and cash issued as payment of all or any part of the bonus is recorded as employee compensation expense in the year in which shareholder approval is obtained. Therefore, net income and income per share amounts calculated in accordance with R.O.C. GAAP and U.S. GAAP differ accordingly. Beginning in 2008, we adopted R.O.C. Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued in March 2007 by the Accounting Research and Development Foundation (“ARDF”) of the R.O.C. This interpretation requires us to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The amount of compensation expense related to our stock bonuses is determined based on the market value of the common shares one day before our shareholders’ meeting. For a more detailed discussion, please refer to note 30.f. to the consolidated financial statements.

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
     As for our acquisition of TSMC-Acer, goodwill from the 1999 acquisition of the initial 32% equity interest in TSMC-Acer was recognized for R.O.C. GAAP purposes since the goodwill was from an acquisition paid in cash. However, goodwill from the 2000 acquisition of the remaining 68% equity interest in TSMC-Acer was not recognized under R.O.C. GAAP. Rather it was netted against capital surplus since the goodwill was from a business combination in the form of a share exchange. Under U.S. GAAP, goodwill from both acquisitions was recognized.
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

Taxation
     We are eligible for five-year tax holidays for income generated from construction and capacity expansions of production facilities according to the regulation for Science Park Administration and the Statute for Upgrading Industries of the R.O.C., respectively. The exemption period may begin at any time within five years, as applicable, following the completion of a construction or expansion. The aggregate tax benefits of such exemption periods in 2006, 2007 and 2008 were NT$12,281, NT$7,668 and NT$9,671 million (US$295 million), respectively. We commenced the exemption period for part of Fab 14 (Phase I) in 2006, part of Fab 14 (Phase I), and part of Fab 12 (Phase II) in 2007, and part of Fab 14 (Phase II), part of Fab 12 (Phase II) and others in 2008. The Statute for Upgrading Industries will expire at the end of 2009. However, under the Grandfather Clause, we can continue to enjoy five-year tax holidays if the relevant investment plans are approved by R.O.C. tax authority before the expiration of the Statute.
     Under regulations promulgated under the R.O.C. Statute for Upgrading Industries, we are entitled to a tax credit for specified percentages of purchases of equipment used in manufacturing processes and research and development expenditures. The tax credit rates of equipment purchased and research and development expenditures are 7% and 30% respectively in the period from 2006 to 2009.
     The R.O.C. government enacted the R.O.C. Alternative Minimum Tax Act (“AMT Act”) which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the R.O.C. AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the R.O.C. AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the R.O.C. AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the R.O.C. AMT. We currently expect the AMT to have a minimal effect on our income tax expense in 2009.
Off-Balance Sheet Arrangements
     There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Inflation & Deflation
     Our most significant export market is North America and we do not believe that inflation or deflation in the R.O.C. or North America had a material impact on our results of operations in 2008. However, we cannot provide assurance that there will be no significant variations in the nature, extent or scope of inflation or deflation within any of our key markets in the future or any such variation or whether deflation possibly arising from the global economic crisis would not have a material impact on our results of operations.

Recent Accounting Pronouncements
     On January 1, 2008 we adopted U.S. SFAS No. 157, “Fair Value Measurements” (U.S. SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. U.S. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a hierarchy used to classify the source of the information. The adoption of U.S. SFAS No. 157 did not have material impact on our results of operations and financial position.
     In February 2008, the FASB issued FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157”, which delays the effective date of SFAS No. 157 to January 1, 2009, for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We believe that the adoption of the delayed items of SFAS No. 157 will not materially impact our results of operations and financial position.
     In November 2007, the ARDF revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories” (SFAS No. 10), which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 shall be applied to financial statements for the fiscal years beginning on or after January 1, 2009. Based on management’s estimate, we do not believe the adoption of this standard will have any material impact on our results of operations and financial position.
     Except for the accounting pronouncements mentioned above, we do not expect the recent accounting pronouncements relating to R.O.C. GAAP and U.S. GAAP to have any material effect on our consolidated financial statements. For further details, please refer to notes 2 and 31.a. to the consolidated financial statements for a discussion of recent accounting pronouncements relating to R.O.C. GAAP and U.S. GAAP, respectively.
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
     In order to strengthen corporate governance of companies in Taiwan, effective January 1, 2007, the R.O.C. Securities and Exchange Law authorized the R.O.C. Financial Supervisory Commission, after considering the scale, shareholding structure and business nature of a public company, to require a public company to have at least two independent directors but no less than one fifth of the total number of directors. Under this authorization, the R.O.C. Financial Supervisory Commission promulgated guidelines requiring, among others, listed companies with a paid-in capital of NT$50 billion or more to have independent directors on the board. Of our current eight directors, four are independent directors.
     Also, pursuant to R.O.C. Securities and Exchange Law, effective from January 1, 2007, a public company is required to either establish an audit committee or to have supervisors, provided that the R.O.C. Financial Supervisory Commission may, after considering the scale, shareholding structure and business nature of a public company, require the company to set up an audit committee to replace its supervisors. So far, the R.O.C. Financial Supervisory Commission has not yet mandated any public company to set up an audit committee to replace supervisors. A public company’s audit committee should be composed of all of its independent directors but not less than three, of which at least one member should have accounting or related financial management expertise, and the relevant provisions under the R.O.C. Securities and Exchange Law, the R.O.C. Company Law and other laws applicable to the supervisors are also applicable to the audit committee.
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
     Pursuant to the R.O.C. Company Law, a person may serve as our director in his personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. One of our eight directors is the National Development Fund which appoints a representative to act on its behalf in discharging its directorial duties. The former representative of the National Development Fund, Mr. Chintay Shih, resigned on November 10, 2008. As of the date of this filing, the National Development Fund is still in the process of selecting a new representative to replace Mr. Chintay Shih.
     The following table sets forth the name of each director and executive officer, their positions, the year in which their term expires and the number of years they have been with us as of February 28, 2009. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

			Years
		Term	with our
Name	Position with our company	Expires	company
Morris Chang	Chairman	2009	22
F.C. Tseng	Vice Chairman	2009	22
Stan Shih	Director	2009	9
National Development Fund(1)	Director	2009	22
Sir Peter Leahy Bonfield	Director	2009	7
Lester Carl Thurow	Director	2009	7
Carleton (Carly) S. Fiorina	Director	2009	3
Rick Tsai	Director, President & Chief Executive Officer	2009	19
Stephen Tso	Senior Vice President & Chief Information Officer	—	12
Mark Liu	Senior Vice President of Advanced Technology Business	—	15
C.C. Wei	Senior Vice President of Mainstream Technology Business	—	11
M.C. Tzeng	Vice President of Mainstream Technology Business	—	22
Richard Thurston	Vice President & General Counsel	—	7
Lora Ho	Vice President, Chief Financial Officer and Spokesperson	—	10
P.H. Chang	Vice President of Corporate Human Resources	—	9
W.J. Lo	Vice President of Research and Development	—	5
Jason Chen	Vice President of Worldwide Sales and Marketing	—	4
Fu-Chieh Hsu	Vice President of Design and Technology Platform	—	3
Jack Sun	Vice President of Research and Development	—	12
Y.P. Chin	Vice President of Advanced Technology Business	—	22
N.S. Tsai	Vice President of Quality and Reliability	—	20
Rick Cassidy	Vice President & President of TSMC North America	—	12

(1)	The former representative Mr. Chintay Shih resigned on November 10, 2008 and as of the date of this filing, the National Development Fund is still in the process of selecting a new representative to replace Mr. Chintay Shih.
     Morris Chang has been the Chairman of our board of directors since our establishment and was our Chief Executive Officer until June 2005. From 1985 to 1994, he was President and then Chairman of the board of directors of ITRI. Prior to that, Mr. Chang was President and Chief Operating Officer of General Instrument Corporation; Corporate Group and Senior Vice-President for Texas Instruments. He holds a bachelor’s degree and a master’s degree in mechanical engineering from the Massachusetts Institute of Technology and a Ph.D. in electrical engineering from Stanford University and has been active in the semiconductor industry for 54 years.
     F.C. Tseng is a director. He has been our Vice Chairman since July 2005. He was Deputy Chief Executive Officer from August 2001 to June 2005. He is the Chairman of Global Unichip Corp. and also a director of Prosperity Venture Capital Corp., Digimax, Inc. and Allegro Manufacturing Pte. Ltd. He formerly served as the President of Vanguard from 1996 to 1998 and our President from May 1998 to August 2001. Prior to his presidency at Vanguard, Mr. Tseng served as our Senior Vice President of operations. Mr. Tseng holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 38 years.

     Stan Shih is an independent director. He is the Group Chairman of iD SoftCapital and a director of Acer, BenQ, Wistron and Nan Shan Life Insurance Company Ltd. He is also co-founder and Chairman Emeritus of the Acer Group. He served as the Chairman and Chief Executive Officer of the Acer Group from 1976 to 2004. Mr. Shih holds a bachelor’s degree, a master’s degree and an honorary Ph.D. in electrical engineering from National Chiao Tung University. He also holds an honorary doctoral degree in technology from the Hong Kong Polytechnic University, an honorary fellowship from the University of Wales and an honorary doctoral degree in international law from the American Graduate School of International Management.
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
     Rick Tsai is a director. He has been President since August 2001 and Chief Executive Officer since July 2005. He was Chief Operating Officer from August 2001 to June 2005. He was Executive Vice President of Worldwide Marketing and Sales from September 2000 to August 2001. Prior to that, he served as our Executive Vice President of Operations. He also served as the President of Vanguard from 1999 to 2000. He joined us in 1989 as Deputy Director of our Fab 2 operations. He holds a Ph.D. in material science from Cornell University and has been active in the semiconductor industry for over 27 years.
     Stephen Tso joined us as Vice President of Research and Development in December 1996 and is now Senior Vice President and Chief Information Officer, Information Technology/Material Management and Risk Management. Prior to that, he was a General Manager of Metal CVD Products in Applied Materials. He was assigned as the President of WaferTech in November 2001. Mr. Tso holds a Ph.D. in material science and engineering from University of California, Berkeley.
     Mark Liu has been Senior Vice President of Operations II since December 2005 and is now Senior Vice President of Advanced Technology Business. Prior to that, he was Vice President of Operations II from January 2002, Vice President of our Fab 8 and Fab 12 Sites Operations from July 2000 and Vice President of South Sites Operations from 1999 to July 2000. He joined us in 1993 and has held the positions as Director of Fab 3 Operations and Senior Director of South Sites Operations. He holds a Ph.D. in electrical engineering and computer science from University of California, Berkeley, and has been active in the semiconductor industry for over 22 years.
     C.C. Wei has been Senior Vice President for Operations I since December 2005 and is now Senior Vice President of Mainstream Technology Business. Prior to that, he was Vice President of Operations I from January 2002, Vice President of South Sites Operations from April 2000 and Vice President of North Sites Operations from February 1998 to April 2000. Prior to that, he was Senior Vice President at Chartered Semiconductor Manufacturing Ltd. in Singapore starting from 1993. He holds a Ph.D. in electrical engineering from Yale University.

     M.C. Tzeng has been Vice President of Operations I since January 2002 and is now Vice President of Mainstream Technology Business. Prior to that, he was the Senior Director of Fab 2 Operations since 1997. He joined us in 1987 and has held various positions in manufacturing functions. He holds a master degree in applied chemistry from Chung Yuan University.
     Richard Thurston became Vice President and General Counsel in January 2002. Prior to that, he was a partner with Kelt Capital Partners, LP, in Addison, Texas, and a senior partner with the Dallas Texas-based law firm of Haynes and Boone. Mr. Thurston was also Vice President and Assistant General Counsel, and the Asia Pacific Regional Counsel for Texas Instruments from 1984 to 1996. Mr. Thurston holds a Ph.D. in East Asian Studies from University of Virginia and a J.D. from Rutgers School of Law.
     Lora Ho has been Vice President, Chief Financial Officer and Spokesperson since September 2003. Prior to joining us in 1999 as controller, she had served as Vice President of Finance and Chief Financial Officer at Acer Semiconductor Manufacturing Inc. since 1990. Ms. Ho received an MBA from National Taiwan University in 2003 and a B.A. degree from National Chengchi University in 1978.
     P.H. Chang had been Senior Director of Material Management since we acquired Worldwide Semiconductor Manufacturing Company in July 2000 and was promoted as Vice President of Human Resources in February 2004. Prior to that, he was Vice President of Worldwide Semiconductor Manufacturing Company. He holds a Ph.D. in material science from Purdue University.
     W.J. Lo joined us as Vice President of Operations II in July 2004. Prior to that, he was Director in charge of advanced technology development with Intel Corporation. Mr. Lo holds a Ph.D. in solid state physics & surface chemistry from University of California, Berkeley.
     Jason Chen joined us as Vice President of Corporate Development in March 2005 and is now Vice President of Worldwide Sales and Marketing. Prior to that, he was Vice President and Co-Director of Marketing and Sales group with Intel Corporation. Mr. Chen holds an MBA degree from University of Missouri, Columbia.
     Fu-Chieh Hsu has served as Vice President of Design and Technology Platform since April 2006. Mr. Hsu founded Monolithic System Technology Inc. (“MoSys”) in 1991 and served as its Chairman and Chief Executive Officer until retiring at the end of 2004. He was Chairman and President of Myson Technology Inc. (now Myson Century Inc.) from 1990 to 1991. Prior to that, Mr. Hsu worked at Integrated Device Technology Inc. as Chief Technology Officer and Vice President as well as other senior positions. Mr. Hsu also served at Hewlett-Packard Laboratories. Mr. Hus holds a Ph.D. in electrical engineering and computer sciences from University of California, Berkeley.
     Jack Sun joined us in 1997 as Director of Advanced Module Technology Division before taking the position of Director, Logic Technology Development Division. Mr. Sun was promoted to Senior Director in 2000 and later the Vice President of R&D in 2006. Mr. Sun holds a Ph.D. in electrical engineering from University of Illinois at Urbana-Champaign. Prior to joining us, he served at International Business Machines for 14 years in R&D.
     Y.P. Chin has been Vice President of Advanced Technology Business since February 2008. Prior to that, he was Senior Director of Operations II since 2006, and Senior Director of Product Engineering & Services from 2000 to 2006. He joined us in 1987 and has held various positions in product and engineering functions. He holds a master degree in electrical engineering from National Cheng Kung University.
     N.S. Tsai has been Vice President of Quality & Reliability since February 2008. Prior to that, he was Senior Director of Quality & Reliability since 2004, Senior Director of Assembly Test Technology & Service from 2002 to 2004. He also served as a Vice President of Vanguard from 1997 to 2000. He joined us in 1989 and has held various positions in R&D and manufacturing functions. He holds a Ph.D. degree in material science from Massachusetts Institute of Technology.

     Rick Cassidy was promoted as Vice President in February 2008. He has been President of TSMC North America since January 2005. He joined us in 1997 and has held various positions in TSMC North America, including Business Operations, Field Technical Support, and Business Management. He holds a B.A. degree in engineering technology from United States Military Academy at West Point.
     There is no family relationship between any of our directors or executive officers and any other director or executive officer.
Share Ownership
     The following table sets forth certain information as of February 28, 2009 with respect to our common shares owned by our directors and executive officers.

		Percentage of
		Total	Number of
	Number of	Outstanding	Common Shares
	Common	Common	Underlying Stock
Name of Shareholders	Shares Owned(2)	Shares	Options(3)
Morris Chang, Chairman	118,047,697	0.46%	—
F.C. Tseng, Vice Chairman	36,234,509	0.14%	—
Stan Shih, Director	1,472,922	0.01%	—
National Development Fund, Director(1)	1,645,482,861	6.42%	—
Lester Carl Thurow, Director	—	—	—
Sir Peter Leahy Bonfield, Director	—	—	—
Carleton (Carly) S. Fiorina, Director	—	—	—
Rick Tsai, Director, President & CEO	34,018,636	0.13%	822,429
Stephen Tso, Senior Vice President & Chief Information Officer	15,264,895	0.06%	417,285
Mark Liu, Senior Vice President	13,382,351	0.05%	822,429
C.C. Wei, Senior Vice President	9,027,433	0.04%	275,505
M.C. Tzeng, Vice President	7,446,038	0.03%	—
Richard Thurston, Vice President & General Counsel	2,648,215	0.01%	87,274
Lora Ho, Vice President & CFO & Spokesperson	6,264,160	0.02%	—
P.H. Chang, Vice President	4,734,391	0.02%	—
W.J. Lo, Vice President	3,000,337	0.01%	—
Jason Chen, Vice President	2,274,970	0.01%	—
Fu-Chieh Hsu, Vice President	2,079,727	0.01%	—
Jack Sun, Vice President	5,498,216	0.02%	127,101
Y.P. Chin, Vice President	6,970,076	0.03%	—
N.S. Tsai, Vice President	1,829,088	0.01%	—
Rick Cassidy, Vice President	—	—	1,448,664

(1)	Represents shares held by the National Development Fund of the Executive Yuan. The former representative of the National Development Fund, Mr. Chintay Shih, resigned on November 10, 2008. As of the date of this filing, the National Development Fund is still in the process of selecting a new representative to replace Mr. Chintay Shih.

(2)	Except for the number of shares held by the National Development Fund of the Executive Yuan, the disclosed number of shares owned by the directors and executive officers does not include any common shares held in ADS form by such individuals as such individual ownership of ADSs has not been disclosed to shareholders or otherwise made public and each of these individuals owns less than one percent of all common shares outstanding as of February 28, 2009.

(3)	The numbers of the common shares underlying the stock options were adjusted for the stock dividends distributed in 2004, 2005, 2006, 2007 and 2008, according to the terms of the 2002 Employee Stock Option Plan. The options were granted to certain of our officers except Rick Cassidy as a result of their voluntary selection to exchange part of their profit sharing to stock options..
Compensation
     The aggregate compensation paid and benefits in kind granted to our directors and executive officers in 2008, which included a cash bonus to the directors, was NT$1,498million (US$46million). According to our Articles of Incorporation, not more than 0.3 percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as bonuses to our directors and at least one percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) is distributed as a bonus to employees, including executive officers. Bonuses to directors are always paid in cash, while bonuses to our executive officers may be granted in cash, stock, or stock options or the combination of all these three. Individual awards are based on each individual’s responsibility, contribution and performance. See note 21 to our consolidated financial statements. Under our Articles of Incorporation, directors who also serve as executive officers are not entitled to any director bonuses.

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
     The Audit Committee convened four regular meetings and three special meetings in 2008.
Compensation Committee
     Our board of directors established a Compensation Committee in June 2003 to assist our board of directors in discharging its responsibilities related to our compensation and benefit policies, plans and programs, and the evaluation and compensation of our executives.
     The Compensation Committee, by its charter, shall consist of no fewer than three members of the Board. As of February 28, 2009, five members comprised the Compensation Committee: four of whom are independent directors serving as voting members of the Compensation Committee, and the Chairman of the board of directors is a non-voting member on this committee. The current members of the Compensation Committee are Mr. Stan Shih (who is the Chairman of the Compensation Committee), Sir Peter Bonfield, Professor Lester Thurow, Ms. Carleton (Carly) S. Fiorina, and Mr. Morris Chang.
     The Compensation Committee convened four regular meetings in 2008.
Employees
     The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2006	2007	2008
Managers	2,313	2,520	2,618
Professionals	8,222	8,814	8,830
Assistant Engineers/Clericals	893	844	824
Technicians	10,818	10,842	10,571
Total	22,246	23,020	22,843
     The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2006	2007	2008
Hsinchu Science Park, Taiwan	14,772	14,892	14,635
Tainan Science Park, Taiwan	5,035	5,360	5,500
China	1,180	1,457	1,397
North America	1,204	1,255	1,252
Europe	26	27	28
Japan	28	27	29
Korea	1	2	2
Total	22,246	23,020	22,843
     As of December 31, 2008, our total employee population was 22,843 with an educational makeup of 3.1% Ph.Ds, 30.6% masters, 20.2% university bachelors, 18.2% college degrees and 27.9% others. Among this employee population, 50.1% were at a managerial or professional level. Continuous learning is the cornerstone of our employee development strategy. Individual development plans for each employee are customized and tailored to their individual development needs. Employee development is further supported and enforced by a comprehensive and integrated network of resources including on-the-job training, coaching, mentoring, job rotation, on-site courses, e-learning and external learning opportunities.
     Pursuant to our Articles of Incorporation, our employees participate in our profits by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our net income after the deduction for prior years’ losses and contributions to legal and special reserves. Our practice in the past has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In August 2008, we distributed an aggregate bonus to our employees of NT$7,880million, or 8% of our 2007 distributable net income, 50% of which was distributed in cash and 50% of which was distributed in the form of common shares. The number of common shares issued as profit sharing is calculated by valuing the common shares at their par value, or NT$10, rather than their market value.
     In June 2002, we adopted the 2002 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 100 million common shares (approximately 0.5% of our total then outstanding common shares). These options vested between two and four years after the date of grant, with 50% of the option granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2002 Employee Stock Option Plan, a total of 48,137,264 options were granted, of which 2,726,796 options were originally granted to certain of our officers as a result of their voluntary election to exchange part of their profit sharing for stock options. The remaining balance of options under the 2002 Employee Stock Option Plan expired on June 25, 2003. As of December 31, 2008, 25,632,847 options were outstanding under the 2002 Employee Stock Option Plan.
     In September 2003, we adopted the 2003 Employee Stock Option Plan that authorizes the grant of the options exercisable for up to 120 million common shares (approximately 0.6% of our total then outstanding common shares) in one or more tranches before October 29, 2004, when the 2003 Employee Stock Option Plan expired. These options vested between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2003 Employee Stock Option Plan, a total of 12,055,735 options have been granted. The remaining balance under the 2003 Employee Stock Option Plan expired on October 29, 2004. As of December 31, 2008, 4,850,719 options were outstanding under the 2003 Employee Stock Option Plan.
     In November 2004, we adopted the 2004 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 11 million common shares (approximately 0.05% of our total then outstanding common shares) in one or more tranches before January 6, 2006, when the 2004 Employee Stock Option Plan expired. These options will vest between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2004 Employee Stock Option Plan, a total of 10,374,550 options have been granted. The remaining balance under the 2004 Employee Stock Option Plan expired on January 6, 2006. As of December 31, 2008, 5,750,281options were outstanding under the 2004 Employee Stock Option Plan.

     The following table provides information with respect to outstanding stock options held by our current officers as of December 31, 2008 under the 2002 Employee Stock Option Plan. The numbers of the common shares underlying the stock options and the exercise prices were adjusted for the cash and stock dividends distributed in 2004, 2005, 2006, 2007 and 2008, according to the terms of the 2002 Employee Stock Option Plan.

Outstanding Stock Options under the 2002 Employee Stock Option Plan
		Number of
		Common Shares
		Underlying
		Unexercised	Option Adjusted
		Options	Exercise Price
Name	Grant Date	(#)	(NT$)	Expiration Date
Rick Tsai	03/07/2003	822,429	24.2	03/06/2013
Mark Liu	03/07/2003	822,429	24.2	03/06/2013
Stephen Tso	03/07/2003	417,285	24.2	03/06/2013
C.C. Wei	03/07/2003	275,505	24.2	03/06/2013
Jack Sun	03/07/2003	127,101	24.2	03/06/2013
Richard Thurston	03/07/2003	87,274	24.2	03/06/2013
Rick Cassidy	08/22/2002	524,394	30.7	08/21/2012
	06/06/2003	924,270	33.9	06/05/2013
     In order to attract qualified senior management, we maintain a sign-on bonus plan, under which selected newly hired senior employees, upon approval by our senior management, may be granted cash or, in exceptional circumstances, a specific number of our common shares, as a hiring bonus with the general condition of staying in our employment for at least two years. In the exceptional case of a sign-on bonus in the form of common shares, 50% of the common shares subject to such sign-on bonus will generally be distributed to such employees in the first year of employment. The remaining 50% of the hiring bonus shares are generally distributed to such employees on the second anniversary of the date of commencement of the employment with us. In 2008, a total of 380,000shares, representing 0.0015% of the total of our common shares outstanding as of December 31, 2008, were distributed under our sign-on bonus plan.
     Our employees are not covered by any collective bargaining agreements. We consider our relationship with our employees to be good.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The following table sets forth certain information as of February 28, 2009 with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

		Percentage of Total
	Number of Common	Outstanding
Names of Shareholders	Shares Owned	Common Shares
National Development Fund(1)	1,645,482,861	6.4
Capital Research Global Investors(2)	1,814,720,550	7.1
Directors and executive officers as a group(3)	270,193,661	1.1

(1)	Excludes any common shares that may be owned by other funds controlled by the R.O.C. government. The National Development Fund was previously named Development Fund. The former representative of the National Development Fund, Mr. Chintay Shih, resigned on November 10, 2008. As of the date of this filing, the National Development Fund is still in the process of selecting a new representative to replace Mr. Chintay Shih.

(2)	According to the Schedule 13G/A of Capital Research Global Investors (“CRGI”) filed with the Securities and Exchange Commission on February 17, 2009, CRGI beneficially owned 1,814,720,550 common shares as of February 9, 2009. We do not have further information with respect to CRGI’s ownership in us subsequent to CRGI’s Schedule 13G filed on February 17, 2009.

(3)	Excludes ownership of the National Development Fund.
     As of February 28, 2009, a total of 25,625,913,370 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through a brokerage account in the R.O.C. As of February 28, 2009, 5,460,265,037 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of February 28, 2009, 1,092,053,004 ADSs, representing 5,460,265,037 common shares, were held of record by Cede & Co. and 283 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.
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
Related Party Transactions
     Industrial Technology Research Institute
     ITRI is a government-sponsored organization in the R.O.C. engaging in applied research to accelerate industrial technology development and promote industrial growth. ITRI has, and will continue to have, contractual relationships with us. As of October 15, 2006, ITRI ceased to be one of our related parties. Our principal relationships with ITRI in the period from January 1, 2004 until October 15, 2006 include the following:
•	A technical cooperation agreement signed in 1987 between ITRI and TSMC whereby ITRI granted TSMC the license to use its metal-oxide-semiconductor technology and related patents and copyrights to manufacture silicon MOS wafers and agreed to provide certain associated assets and relevant technical assistance and information to us, in exchange for a limited license from us for certain improvements and refinements related to earlier research and development projects. The agreement also provides that the R.O.C. Ministry of Economic Affairs, or the entity designated by the R.O.C. Ministry of Economic Affairs, has an option to purchase up to 35% of certain of our capacity as agreed in the agreement on favorable terms and conditions, provided that the exercise of such option would not prejudice TSMC’s outstanding customer commitments. The original term of this agreement was for five years beginning January 1, 1987, is to be automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992, 1997, 2002, and on January 1, 2007.

•	A patent license agreement dated September 29, 2005 exists between ITRI and TSMC whereby ITRI grants TSMC the exclusive license to use certain patents in connection with semiconductor technology in exchange for a fixed royalty payment. The term of this agreement is from the effectiveness of the agreement to the end of the patent term for each of the patents concerned.

•	From time to time, we provide foundry services to ITRI. In 2005 and 2006, we had total sales to ITRI of NT$90 million and NT$42 million, respectively, representing less than 1% of our net sales in each year.
     Koninklijke Philips Electronics N.V. and its Affiliates (“Philips”)
     On June 20, 2004, we and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended and restated the Technical Cooperation Agreement. The amended Technology Cooperation Agreement was for five years beginning from January 1, 2004 and has expired now by its terms and will not be automatically renewed. However, the patent cross license arrangement between us and Philips (now NXP B.V.) will survive the expiration of the amended Technology Cooperation Agreement.

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
     Vanguard International Semiconductor Corporation
     In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established Vanguard, then an integrated DRAM manufacturer. Vanguard commenced volume commercial production in 1995 and listed its shares on the Over-the-Counter (GreTai) Securities Market in March 1998. In 2004, Vanguard completely terminated its DRAM production and became a pure-play foundry company. As of February 28, 2009, we owned 37.5% of Vanguard.
     On April 1, 2004, we entered into an agreement with Vanguard. During the two-year term of this agreement, Vanguard is obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC is required to use its best commercial efforts to maintain utilization of such reserved capacity within a specified range of wafers per month. Pursuant to its terms, upon expiration of its initial two-year term, this agreement is to be automatically renewed for additional one year periods unless earlier terminated by the parties. This Agreement has been so renewed per its terms. We pay Vanguard at a fixed discount to the actual selling price as mutually agreed between the parties in respect of each purchase order. We also agreed to license Vanguard certain of our process technologies and transfer certain technical know-how and information. TSMC receives from Vanguard certain royalty payments for granting such licenses. In 2006, 2007 and 2008, we had total purchases of NT$3,920 million, NT$4,208 million and NT$ 3,260 million (US$100 million) from Vanguard, representing 2.4%, 2.3% and 1.7% of our total cost of sales, respectively.
     Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”)
     SSMC is a joint venture in Singapore that we established with Philips and EDB Investment Pte. Ltd. to produce integrated circuits by means of advanced submicron manufacturing processes. These integrated circuits were made pursuant to the product design specifications provided primarily by us and Philips under an agreement with Philips, and EDB Investment Pte. Ltd (the “SSMC Shareholders Agreement”) in March 1999 and, primarily by us and NXP, subsequent to the assignment by Philips of its rights to NXP and NXP’s assumption of Philips’ obligations under the SSMC Shareholders Agreement pursuant to the Assignment and Assumption Agreement effective September 25, 2006. SSMC’s business is limited to manufacturing wafers for us, our subsidiaries, NXP and NXP’s subsidiaries. In November 15, 2006, we and NXP exercised our option rights under the SSMC Shareholders Agreement to purchase all of the SSMC shares owned by EDB Investment Pte. Ltd. As a result, we owned 38.8%, and NXP owned 61.2% of SSMC. While we, together with NXP, have the right to purchase up to 100% of SSMC’s annual capacity, we and NXP are required to purchase, in the aggregate, at least 70% of SSMC’s full capacity; we, alone, are required to purchase up to 28% of the annual installed capacity. As of February 28, 2009, we owned an approximately 38.8% equity interest in SSMC. See below for a detailed discussion of the contract terms we entered into with SSMC.
     We entered into a technology cooperation agreement with SSMC effective March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our MOS integrated circuits wafer volume production fabs. In return, we have agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2006, 2007 and 2008, we had total purchases of NT$6,821 million, NT$5,468 million and NT$4,442 million (US$136 million) from SSMC, representing 4.2%, 3.0% and 2.3% of our total cost of sales, respectively.
     VisEra Technologies Company, Ltd.
     In October 2003, we and OmniVision Technologies Inc., (“OVT”) entered into a shareholders’ agreement (the “VisEra Agreement”) to form VisEra Technologies Company, Ltd. (“VisEra”), a joint venture in Taiwan, for the purpose of providing back-end manufacturing service. In connection with the formation of VisEra, we and OVT each entered into separate nonexclusive license agreements with VisEra pursuant to which each party licenses certain intellectual property to VisEra relating to the manufacturing services. As of February 28, 2009, we owned a 43.6% equity interest in VisEra Technologies Company Ltd.

     In August 2005, we entered into the first amendment to the VisEra Agreement (the “Amended VisEra Agreement”) with OVT, VisEra, and VisEra Cayman, pursuant to which VisEra became a subsidiary of VisEra Cayman. In accordance with the Amended VisEra Agreement, VisEra purchased color filter processing equipment and related assets from us for an aggregate price equivalent to US$16.1 million. In January 2007, we signed the second amendment and agreed to an expansion in VisEra’s manufacturing capacity. For the capacity expansion, we and OVT each agreed to make an additional US$27 million investment to VisEra. There were no significant sales to or purchases from VisEra in 2007 and 2008.
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
     In December 2003, we commenced legal action in several forums against SMIC and certain of its subsidiaries for several causes of action including but not limited to patent infringement and trade secret misappropriation. The dispute with SMIC was settled under a settlement agreement entered into in January 2005 and pursuant to which SMIC is paying us US$175 million in installments over six years. Under its terms, we agreed not to sue SMIC for itemized acts of alleged trade secret misappropriation except in the event of breach. In addition, TSMC and SMIC agreed to cross license each other’s certain patents through December 2010. The settlement agreement also provided for the dismissal without prejudice of all pending legal actions between the two companies, including matters pending in the U.S. District Court for the Northern District of California, Superior Court of California for Alameda County, the U.S. International Trade Commission and Hsinchu District Court in Taiwan. The settlement does not grant a license to SMIC to use any of our trade secrets nor does it result in TSMC transferring any technology or providing any technical assistance to SMIC. In August 2006, we filed a lawsuit against SMIC in the Superior Court of California for Alameda County for breach of the aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against us in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against us in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. In September 2007, the Superior Court of California for Alameda County issued an order based on our pre-trial motion and ordered that SMIC must provide advance notice and an opportunity for us to object before disclosing certain items to SMIC’s third party partners. In January 2009, the court in the California action held a four-day bench trial to determine whether a Settlement Agreement existed between the parties, and if there were an agreement, the interpretation of certain terms. SMIC contended that there was no binding Settlement Agreement, and TSMC contended that the Settlement Agreement signed on January 30, 2005 and finalized shortly thereafter and repeatedly ratified bound the parties. On March 10, 2009, the Court issued its Statement of Decision. The Court rejected SMIC’s contention, and found that the parties were bound by the Settlement Agreement identified by TSMC. The Court also interpreted the meaning of certain provisions within the Settlement Agreement.
     The matters are pending in both courts. The specific outcome of the litigation matters cannot be determined at this time.
     In April 2004, UniRAM Technology, Inc. (“UniRAM”) filed an action against MoSys Inc., TSMC and TSMC North America in the U.S. District Court for the Northern District of California, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. TSMC appealed after the United States District Court for the Northern District of California rendered judgment in favor of UniRAM in May 2008. In the third quarter of 2008, TSMC and TSMC North America had reached agreement with UniRAM to settle the dispute. In accordance with the settlement, the judgment has been vacated and the claims asserted by UniRAM are fully and finally settled. As of December 31, 2008, TSMC had accounted for the result of the settlement in accordance with the terms of the settlement agreement. Other than the matters described above, we were not involved in any other material litigation in 2008 and are not currently involved in any material litigation.

Dividends and Dividend Policy
     The following table sets forth the stock dividends per share paid during each of the years indicated in respect of common shares outstanding on the record date applicable to the payment of those dividends. During the period from 1995 to 2003, we did not pay any cash dividends. We paid a portion of the dividend in 2004, 2005, 2006, 2007 and 2008 in cash in the amounts of NT$12,159,971,390, NT$46,504,096,864, NT$61,825,061,618 , NT$77,489,063,538 and NT$76,881, 311,145 (US$2,346,804,370), respectively.

	Cash Dividends	Stock dividends		Total shares issued as		Outstanding common
	Per Share	Per 100 shares		stock dividends		shares at year end
	NT$

2004	0.6037	14.08668		2,837,326,658		23,251,963,693
2005	1.9998	4.99971		1,162,602,422		24,730,024,647
2006	2.4991	2.99903	(1)	741,900,740	(1)	25,829,687,846
2007	2.9995	0.49991	(2)	129,148,440	(2)	25,627,103,715
2008	3.0251	0.50417	(3)	128,135,520	(3)	25,625,437,256

(1)	50% of the stock dividends were paid out of retained earnings and 50% were from capitalization of capital surplus.

(2)	40% of the stock dividends were paid out of retained earnings and 60% were from capitalization of capital surplus.

(3)	40% of the stock dividends were paid out of retained earnings and 60% were from capitalization of capital surplus.
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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per
	common share(2)			Closing price per ADS(2)
			Average daily			Average daily
			Trading volume			Trading volume (in
			(in thousands of			thousands of
	High	Low	shares)(2)	High	Low	ADSs)(2)
	(NT$)	(NT$)		(US$)	(US$)

2004	45.53	31.39	57,756	8.14	5.32	7,742
2005	53.33	35.92	54,656	8.69	6.15	8,246
2006	60.92	46.65	42,411	10.27	7.30	9,760
2007	68.82	55.15	62,215	11.22	8.70	13,925
First Quarter	63.89	56.80	65,054	10.61	9.28	12,776
Second Quarter	66.84	59.67	54,236	10.73	9.39	15,255
Third Quarter	68.82	55.62	61,175	11.22	8.70	14,748
Fourth Quarter	61.28	55.15	68,259	10.30	8.86	12,900
2008	65.43	36.80	62,826	11.37	5.85	17,440
First Quarter	63.54	46.76	66,492	10.60	7.63	17,513
Second Quarter	65.43	58.26	63,119	11.37	9.73	15,002
Third Quarter	61.20	51.00	62,683	10.67	8.65	19,842
Fourth Quarter	52.50	36.80	59,468	9.32	5.85	17,408
October	52.50	38.30	65,365	9.32	6.36	22,828
November	48.00	36.80	57,980	8.38	5.85	15,801
December	46.00	37.05	55,121	8.39	6.34	13,129
2009
January	46.25	39.60	52,455	8.40	6.99	20,160
February	46.05	41.80	69,056	8.69	7.34	23,590
March	52.40	44.60	71,393	9.32	7.45	23,396
April (through April 16, 2009)	53.00	50.20	76,023	10.29	9.38	24,703

(1)	Trading in ADSs commenced on October 8, 1997 on the New York Stock Exchange. Each ADS represents the right to receive five common shares.

(2)	As adjusted for a “NT$0.6037 cash dividend per share and a 14.08668% stock dividend in July 2004”, a “NT$1.9998 cash dividend per share and a 4.99971% stock dividend in July 2005”, a “NT$2.4991 cash dividend per share and a 2.99903% stock dividend in July 2006”, a “NT$2.9995 cash dividend per share and a 0.49991% stock dividend in July 2007” and a “NT$3.0251” cash dividend per share and a 0.50417% stock dividend in July 2008”.
     In 2008, Chi-Cherng Investment Co., Ltd. was merged into Hsin-Ruey Investment Co., Ltd., the surviving company. Prior to this merger, both of these entities were our indirect wholly-owned subsidiaries. Hsin-Ruey Investment Co., Ltd. was then merged into TSMC. As a result of the merger, 34,267,815 of our shares previously held by Chi Cherng and Hsin Ruey Investment Co., Ltd. were cancelled upon the merger with TSMC.
ITEM 10. ADDITIONAL INFORMATION
Description of Common Shares

     We are organized under the laws of the R.O.C. Set forth below is a description of our common shares, including summaries of the material provisions of our articles of incorporation, the R.O.C. Company Law, the R.O.C. Securities and Exchange Law and the regulations promulgated thereunder.
     General
     Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,625,437,256 common shares were issued and outstanding and in registered form as of December 31, 2008.
     The R.O.C. Company Law, the R.O.C. Act for Establishment and Administration of Science Parks and the R.O.C. Securities and Exchange Law provide that any change in the issued share capital of a public company, such as us, requires the approval of its board of directors, (or, for capital reduction, a resolution of its shareholders meeting), an amendment to its articles of incorporation (if such change also involves a change in the authorized share capital) and the approval of, or the registration with, the R.O.C. Financial Supervisory Commission and the Ministry of Economic Affairs or the Science Park Administration (as applicable).
     There are no provisions under either R.O.C. law or the deposit agreement under which holders of ADSs would be required to forfeit the common shares represented by ADSs.
     Dividends and Distributions
     An R.O.C. company is generally not permitted to distribute dividends or to make any other distributions to shareholders in respect of any year for which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside in a legal reserve, until such time as its legal reserve equals its paid-in capital, 10% of its net income for that fiscal year (less any past losses and outstanding tax), and may set aside a special reserve. Our articles of incorporation provide that at least one percent of the net distributable income for that fiscal year be distributed as a bonus to employees and that not more than 0.3 percent of the net distributable income for that fiscal year may be distributed as a bonus to directors. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses. Prior to 2004, it has been our practice in each of the past years to pay all of employee bonuses in the form of stock. In 2004, we paid 20% of the bonus in the form of cash, and in 2005, 2006 and 2007 and 2008, we paid 50% of the bonus in the form of cash. The number of common shares issued as a bonus is obtained by dividing the cash value of the stock portion of the bonus by the par value of the common shares, i.e., NT$10 per share. Because the market value of our common shares has generally been well in excess of par value, the market value of a stock bonus has also been in excess of the amount the employee would have received if the bonus had been paid exclusively in cash. Subject to compliance with these requirements, a company may pay dividends or make other distributions from its accumulated earnings or reserves as permitted by the R.O.C. Company Law as set forth below.
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
     Voting Rights
     A holder of common shares has one vote for each common share. Except as otherwise provided by law, a resolution may be adopted by the holders of a simple majority of the total issued and outstanding common shares represented at a shareholders’ meeting at which a majority of the holders of the total issued and outstanding common shares are present. The election of directors at a shareholders’ meeting is by cumulative voting, except as otherwise prescribed by the articles of incorporation. Directors are nominated by our shareholders on the shareholders’ meeting at which ballots for these elections are cast. Moreover, as authorized under the R.O.C. Company Law, we have adopted a nomination procedure for election of our independent directors in our articles of incorporation. According to our articles of incorporation, ballots for the election of directors and independent directors are cast separately.
     The R.O.C. Company Law also provides that in order to approve certain major corporate actions, including (i) any amendment to the articles of incorporation (which is required for, among other actions, any increase in authorized share capital), (ii) execution, modification or termination of any contracts regarding leasing of all business or joint operations or mandate of the company’s business to other persons, (iii) the dissolution, amalgamation or spin-off of a company or the transfer of the whole or an important part of its business or its properties or the taking over of the whole of the business or properties of any other company which would have a significant impact on the acquiring company’s operations or (iv) the removal of directors or supervisors or the distribution of any stock dividend, a meeting of the shareholders must be convened with a quorum of holders of at least two-thirds of all issued and outstanding shares of common stock at which the holders of at least a majority of the common stock represented at the meeting vote in favor thereof. However, in the case of a publicly held company such as us, such a resolution may be adopted by the holders of at least two-thirds of the shares of common stock represented at a meeting of shareholders at which holders of at least a majority of the issued and outstanding shares of common stock are present.
     A shareholder may be represented at a shareholders’ meeting by proxy. A valid proxy must be delivered to us at least five days prior to the commencement of the shareholders’ meeting.
     Holders of ADSs will not have the right to exercise voting rights with respect to the common shares represented thereby, except as described in “— Voting of Deposited Securities”.

     Other Rights of Shareholders
     Under the R.O.C. Company Law, dissenting shareholders are entitled to appraisal rights in the event of amalgamation, spin-off or certain other major corporate actions. A dissenting shareholder may request us to redeem all of the shares owned by that shareholder at a fair price to be determined by mutual agreement or a court order if agreement cannot be reached. A shareholder may exercise these appraisal rights by serving written notice on us prior to the related shareholders’ meeting and by raising an objection at the shareholders’ meeting. In addition to appraisal rights, any shareholder has the right to sue for the annulment of any resolution adopted at a shareholders’ meeting where the procedures were legally defective within thirty days after the date of such shareholders’ meeting. One or more shareholders who have held more than three percent of the issued and outstanding shares for over a year may require audit committee to bring a derivative action against a director for that director’s liability to us as a result of that director’s unlawful actions or failure to act. In addition, one or more shareholders who have held more than three percent of our issued and outstanding shares for over a year may require the board of directors to convene a special shareholders’ meeting by sending a written request to the board of directors.
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
     Transaction Restrictions
     The R.O.C. Securities and Exchange Law (i) requires each director, supervisor, manager or shareholder holding more than ten percent of the shares of a public company to report the amount of that person’s shareholding to that company and (ii) limits the number of shares that can be sold or transferred on the Taiwan Stock Exchange or on the Over-the-Counter (GreTai) Securities Market by that person per day.
Material Contracts
     In October 2007, we signed a contract with Atmel Corporation to purchase Atmel’s eight-inch wafer fabrication equipment from its fab in North Tyneside, United Kingdom. The deal totaled US$82 million which was paid in 2007. Both Atmel and us have agreed not to disclose other terms of this contract.
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

     Under the Regulations, foreign investors are classified as either “onshore foreign investors” or “offshore foreign investors” according to their respective geographical location. Both onshore and offshore foreign investors are allowed to invest in R.O.C. securities after they register with the Taiwan Stock Exchange. The Regulations further classify foreign investors into foreign institutional investors and foreign individual investors. “Foreign institutional investors” refer to those investors incorporated and registered in accordance with foreign laws outside of the R.O.C. (i.e., offshore foreign institutional investors) or their branches set up and recognized within the R.O.C. (i.e., onshore foreign institutional investors). Offshore overseas Chinese and foreign individual investors may be subject to a maximum investment ceiling that will be separately determined by the R.O.C. Financial Supervisory Commission after consultation with the Central Bank of the Republic of China (Taiwan). Currently, there is no maximum investment ceiling for offshore overseas Chinese and foreign individual investors. On the other hand, foreign institutional investors are not subject to any ceiling for investment in the R.O.C. securities market.
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
     Depositary Receipts. In April 1992, the R.O.C. Financial Supervisory Commission enacted regulations permitting R.O.C. companies with securities listed on the Taiwan Stock Exchange, with the prior approval of the R.O.C. Financial Supervisory Commission, to sponsor the issuance and sale to foreign investors of depositary receipts. Depositary receipts represent deposited shares of R.O.C. companies. In December 1994, the R.O.C. Financial Supervisory Commission allowed companies whose shares are traded on the R.O.C. Over-the-Counter (GreTai) Securities Market or listed on the Taiwan Stock Exchange, upon approval of the R.O.C. Financial Supervisory Commission, to sponsor the issuance and sale of depositary receipts.
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
     We, or the foreign depositary bank, may not increase the number of depositary receipts by depositing shares in a depositary receipt facility or issuing additional depositary receipts against these deposits without specific R.O.C. Financial Supervisory Commission approval, except in limited circumstances. These circumstances include issuances of additional depositary receipts in connection with:
•	dividends on or free distributions of shares;

•	the exercise by holders of existing depositary receipts of their pre-emptive rights in connection with capital increases for cash; or

•	if permitted under the deposit agreement and custody agreement, the deposit of common shares purchased by any person directly or through a depositary bank on the Taiwan Stock Exchange or the Over-the-Counter (GreTai) Securities Market (as applicable) or held by such person for deposit in the depositary receipt facility.
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
     Under existing R.O.C. laws and regulations relating to foreign exchange control, a depositary may, without obtaining further approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the R.O.C., convert NT dollars into other currencies, including U.S. dollars, in respect of the following: proceeds of the sale of shares represented by depositary receipts, proceeds of the sale of shares received as stock dividends and deposited into the depositary receipt facility and any cash dividends or cash distributions received. In addition, a depositary, also without any of these approvals, may convert inward remittances of payments into NT dollars for purchases of underlying shares for deposit into the depositary receipt facility against the creation of additional depositary receipts. A depositary may be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis for conversion from NT dollars into other currencies relating to the sale of subscription rights for new shares. Proceeds from the sale of any underlying shares by holders of depositary receipts withdrawn from the depositary receipt facility may be converted into other currencies without obtaining Central Bank of the Republic of China (Taiwan) approval. Proceeds from the sale of the underlying shares withdrawn from the depositary receipt facility may be used for reinvestment in the Taiwan Stock Exchange or the Over-the-Counter (GreTai) Securities Market, subject to registering with the Taiwan Stock Exchange.
     Direct Share Offerings
     Since 1997, the R.O.C. government has amended regulations to permit R.O.C. companies listed on the Taiwan Stock Exchange or Over-the-Counter (GreTai) Securities Market to issue shares directly (not through depositary receipt facility) overseas.
     Overseas Corporate Bonds
     Since 1989, the R.O.C. Financial Supervisory Commission has approved a series of overseas bonds issued by R.O.C. companies listed on the Taiwan Stock Exchange or the Over-the-Counter (GreTai) Securities Market in offerings outside the R.O.C. Under current R.O.C. law, these overseas corporate bonds can be:
•	converted by bondholders, other than citizens of the PRC and entities organized under the laws of the PRC, into shares of R.O.C. companies; or

•	subject to R.O.C. Financial Supervisory Commission approval, converted into depositary receipts issued by the same R.O.C. company or by the issuing company of the exchange shares, in the case of exchangeable bonds.
     The relevant regulations also permit public issuing companies to issue corporate debt in offerings outside the R.O.C. Proceeds from the sale of the shares converted from overseas convertible bonds may be used for reinvestment in securities listed on the Taiwan Stock Exchange or traded on the Over-the-Counter (GreTai) Securities Market, subject to registering with the Taiwan Stock Exchange.
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

     Trade aside, R.O.C. companies and resident individuals may, without foreign exchange approval, remit to and from the R.O.C. foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year. Furthermore, any remittance of foreign currency into the R.O.C. by a R.O.C. company or resident individual in a year will be offset by the amount remitted out of R.O.C. by such company or individual (as applicable) within its annual quota and will not use up its annual inward remittance quota to the extent of such offset. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of the Republic of China (Taiwan).
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
     Subscription Rights. Distributions of statutory subscription rights for common shares in compliance with R.O.C. law are not subject to any R.O.C. tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are exempted from income tax but are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory subscription rights that are not evidenced by securities are subject to capital gains tax at the rate of 20%.
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
     Estate and Gift Tax. R.O.C. estate tax is payable on any property within the R.O.C. of a deceased who is an individual, and R.O.C. gift tax is payable on any property within the R.O.C. donated by an individual. Estate tax and Gift tax are currently payable at the rate of 10%. Under R.O.C. estate and gift tax laws, common shares issued by R.O.C. companies are deemed located in the R.O.C. regardless of the location of the holder. It is unclear whether a holder of ADSs will be considered to hold common shares for this purpose.
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
     If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the common shares or ADSs, the United States tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of the common shares or ADSs that is a partnership and partners in such a partnership should consult their own tax advisors concerning the United States federal income tax consequences of purchasing, owning and disposing of common shares or ADSs.

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
     Passive Foreign Investment Company Rules
     We believe that common shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes for the current taxable year and for future taxable years, but this conclusion is a factual determination that is made annually, based on our assets and income for each year, and thus may be subject to change. Accordingly, no assurance can be given that the Company will not be considered a PFIC in the current or future years.
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
     The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2008.

	As of December 31, 2008
	Expected Maturity Dates														As of December 31, 2007
									2013 and				Aggregate				Aggregate
	2009		2010		2011		2012		thereafter		Total		Fair Value		Total		Fair Value
Long-term debt (in millions)
US$-denominated debt
Variable rate		—	US$	20		—		—		—	US$	20	US$	20	US$	20	US$	20
Average interest rate		—		2.89%		—		—		—		2.89%(2)		—		4.64%(2)		—
NT$-denominated debt
Variable rate	NT$	222	NT$	258	NT$	212	NT$	175	NT$	117	NT$	984	NT$	984	NT$	1,352	NT$	1,352
Average interest rate		1.31%		1.46%		1.66%		1.77%		1.85%		1.57%(2)				2.88%(2)
Fixed rate	NT$	8,000		—		—	NT$	4,500		—	NT$	12,500	NT$	12,612(1)	NT$	12,502	NT$	12,672(1)
Average interest rate		2.75%		—		—		3.00%		—		2.84%(2)		—		2.84%(2)		—

(1)	Represents the present value of expected cash flow discounted using the interest rate TSMC may obtain for similar long-term debts.

(2)	Average interest rates under “Total” are the weighted average of the average interest rates of each year for loan outstanding.

     Foreign Currency Risk: Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. As of December 31, 2008, more than 71% of our accounts payable and payables for purchases of capital goods were denominated in currencies other than the NT dollar, primarily in U.S. dollars, Japanese yen and Euros. More than 99% of our accounts receivable and receivables from related parties were denominated in non-NT dollars, mainly in U.S. dollars. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge our currency exposure. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. Our policy is to account for the unrealized gains or losses of these contracts on a mark-to-market rate basis and to realize the gains or losses of these contracts when the contracts matured. Effective January 1, 2006, these derivative financial instruments are required under R.O.C. Statement of Financial Accounting Standards No. 34 “Financial Instruments: Recognition and Measurement” to be recognized at fair market value on the balance sheet. Please see note 24 of our consolidated financial statements for information on the net assets, liabilities and purchase commitments that have been hedged by these derivative transactions.
     The table below presents our outstanding financial derivative transactions as of December 31, 2008. These contracts all have a maturity date of not more than 12 months.

	As of December 31, 2008										As of
	Expected Maturity Dates										December 31, 2007
Forward Exchange									Aggregate				Aggregate
Agreements						2013 and			Fair				Fair
(in millions)	2009		2010	2011	2012	thereafter	Total		Value(1)		Total		Value(1)
(Sell US$/Buy NT$) Contract amount	US$	138.9	—	—	—	—	US$	138.9	NT$	0.4	US$	111	NT$	5
Average contractual exchange rate (against NT dollars)		32.82	—	—	—	—		32.82		—		32.49		—
(Buy NT$/Sell EUR$) Contract amount	EUR$	1.5	—	—	—	—	EUR$	1.5	NT$	(6.5)	EUR$	48	NT$	(184)
Average contractual exchange rate (against NT$ dollars)		42.1	—	—	—	—		42.1		—		43.55		—

	As of December 31, 2008										As of
	Expected Maturity Dates										December 31, 2007
Forward Exchange									Aggregate			Aggregate
Agreements						2013 and			Fair			Fair
(in millions)	2009		2010	2011	2012	thereafter	Total		Value(1)		Total	Value(1)
(Buy JPY/Sell US$) Contract amount	US$	0.1	—	—	—	—	US$	0.1	NT$	0	—	—
Average contractual exchange rate (against US dollars)		90.08	—	—	—	—		90.08			—	—
(Sell RMB/Buy USD) Contract amount	RMB	55	—	—	—	—	RMB	55	NT$	(1.3)	—	—
Average contractual exchange rate (against NT$ dollars)		6.88	—	—	—	—		6.88		—	—	—

	As of December 31, 2008								As of
	Expected Maturity Dates								December 31, 2007
Cross Currency								Aggregate			Aggregate
Swap						2013 and		Fair			Fair
(in millions)	2009		2010	2011	2012	thereafter	Total	Value(1)	Total		Value(1)
(Sell US$/Buy NT$) Contract amount	US$	307	—	—	—	—	—	—	US$	975	NT$	(28)
Range of interest rate paid		0.54% - 5%	—	—	—	—	—	—		—		—
Range of interest rate received		0% - 3.83%	—	—	—	—	—	—		—		—

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the balance sheet date.

     Other Market Risk. In addition to our interests in SSMC, Vanguard and VisEra Holding Company, we have made investments in equity securities including convertible bonds, issued by private companies related to semiconductor and other technology industries mostly through a number of investment funds. As of December 31, 2008, the aggregate carrying value of these investments on our balance sheet was NT$3,650 million (US$111 million). As of December 31, 2008, approximately NT$3,293 million (US$101 million) of this amount in venture capital investments was made through InveStar Semiconductor Development Fund, and InveStar Semiconductor Development Fund (II), our two 97.1% owned subsidiaries, Emerging Alliance Fund L.P., VentureTech Alliance Fund II, and VentureTech Alliance Fund III, our 99.5%, 98.0% and 98.0% respectively owned subsidiaries. The carrying value of these investments in private companies and in the investment funds are subject to fluctuation based on many factors such as prevailing market conditions. Moreover, because these are investments in unlisted securities, the fair market value may be significantly different from our carrying value. Upon any subsequent sale of our investments, we may not be able to realize our carrying value as of December 31, 2008 or any subsequent date. As of December 31, 2008, we also had investments in the amount of NT$34,239 million (US$1,045 million), including agency bonds, corporate bond, asset-backed securities, government bond, public-traded stock, money market fund and structured deposits, of which, NT$12,931 million (US$395 million) were classified as available-for-sales and NT$21,308 million (US$650 million) were classified as held-to-maturity. We have experienced declines in the value of certain privately held investments and publicly traded securities and recorded impairment loss of NT$1,560 million (US$48 million) in 2008. As of December 31, 2008, our net unrealized losses of NT$384 million (US$11.7 million) related to bonds and asset-backed securities were mainly due to fair value fluctuations in an unstable United States credit environment. Subsequently after the end of 2008, we have disposed of a substantial portion of such bonds and asset-backed securities. In addition, NT$13 million (US$0.4 million) of our investments were classified as trading financial assets.
     See “Item 3. Key Information — Exchange Rates” for a summary of the movement between the NT dollar and the U.S. dollar during recent years.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
     Disclosure Controls and Procedures. Pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2008.

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
     As of the end of 2008, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2008 is effective.
     Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our company’s internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included at the end of this Item 15.
     Changes in Internal Control Over Financial Reporting. During 2008, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
     Attestation Report of the Registered Public Accounting Firm.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Taiwan Semiconductor Manufacturing Company Limited
We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated April 6, 2009 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding i) the Company’s adoption of Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued by the Accounting Research and Development Foundation of the Republic of China; ii) the reconciliation to accounting principles generally accepted in the United States of America; and iii) the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts).
/s/DELOITTE & TOUCHE
DELOITTE & TOUCHE
Taipei, Taiwan
The Republic of China
April 6, 2009
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The table below summarizes the fees that we paid for services provided by Deloitte & Touche and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2007 and 2008.

	2007	2008
	NT$	NT$
	(In thousands)
Audit Fees	82,399	82,412
Audit Related Fees	811	1,023
Tax Fees	—	160

Total	83,210	83,595

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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     On May 13 and August 12, 2008, we announced share repurchase programs to repurchase up to 500 million and 283 million of our common shares at prices between NT$48.25 to NT$100.50 and NT$42.85 to NT$86.20 per share during the period from May 14, 2008 to July 13, 2008 and from August 13, 2008 to October 12, 2008, respectively. The share repurchase program concluded on June 30, 2008 and September 2, 2008, when a total of 217 million and 279 million respectively of our common shares had been repurchased pursuant to the program. The table below sets forth certain information about the repurchase of our common shares under the share repurchase program.

Issuer Purchases of Equity Securities

				(d) Maximum
				Number (or
				Approximate
				Dollar Value) of
	(a) Total		(c) Total Number of	Common Shares
	Number of	(b) Average	Common Shares Purchased	that May Yet Be
	Common	Price Paid per	as Part of Publicly	Purchased
	Shares	Common	Announced Plans or	Under the Plans
Period	Purchased	Share	Programs	or Programs

May, 2008 (from May 14, 2008 to May 31,2008 )	5,441,000	64.90	5,441,000	494,559,000
June, 2008 (from June 1, 2008 to June 30, 2008)	211,233,000	64.26	211,233,000	283,326,000

Total	216,674,000	64.28	216,674,000	—

August, 2008 (from Aug. 13, 2008 to Aug. 31, 2008)	213,020,000	60.03	213,020,000	69,980,000
September, 2008 (from Sep. 1, 2008 to Sep. 2, 2008)	65,855,000	56.38	65,855,000	4,125,000

Total	278,875,000	59.17	278,875,000	—
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
     TSMC’s corporate governance practices are governed by applicable Taiwan law, specifically, the Company Law and Securities Exchange Law, and also TSMC’s Articles of Incorporation. Also, because TSMC securities are registered with the U.S. Securities and Exchange Commission (“U.S. SEC”) and are listed on the New York Stock Exchange (“NYSE”), TSMC is subject to corporate governance requirements applicable to NYSE-listed foreign private issuers.
     Under Section 303A of the NYSE Listed Company Manual, NYSE-listed non-US companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements. However, all NYSE-listed foreign private issuers must comply with NYSE Sections 303A.06, 303A.11, 303A.12(b) and 303A.12(c).
     Item 16G as well as NYSE Section 303A.11 requires that foreign private issuers disclose any significant ways in which their corporate governance practices differ from US companies under NYSE listing standards. A NYSE-listed foreign private issuer is required to provide to its US investors, a brief, general summary of the significant differences, either: (a) on the company website in English, or (b) in its annual report distributed to its US investors. To comply with NYSE Section 303A.11, TSMC has prepared the comparison in the table below.
     The most relevant differences between TSMC corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US Companies
under Listed Company Manual
Section 303A	TSMC Corporate Practices
NYSE Section 303A.01 requires a NYSE-listed company to have a majority of independent directors on its board of directors.	Taiwan law does not require a board of directors of publicly traded companies to consist of a majority of independent directors. Taiwan law requires public companies meeting certain criteria to have at least two independent directors but no less than one fifth of the total number of directors on its board of directors. In addition, Taiwan law requires public companies to disclose

NYSE Standards for US Companies
under Listed Company Manual
Section 303A	TSMC Corporate Practices
information pertaining to their directors, including their independence status. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for information on the total number of TSMC directors and directors who would be considered independent under NYSE Section 303A.02 and Taiwan law.

NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the listed company either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company).
Taiwan law establishes comparable standards to evaluate director independence. For further information, please consult TSMC’s Taiwan Annual Report for the relevant year.

NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	Taiwan law does not contain such a requirement. Except for meetings of sub-committees of the board of directors and those held by managing directors, Taiwan law does not allow separate meetings of part but not all of the board of directors.

NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.
Taiwan law does not contain such a requirement. Taiwan law requires directors to be nominated either by the shareholders or by the entire board of directors.

NYSE Section 303A.05(a) requires listed companies to have a compensation committee comprised entirely of independent directors.	Taiwan law does not require the board of directors to establish a compensation committee. Nevertheless, TSMC has established a compensation committee. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition and functions of its compensation committee.

NYSE Section 303A.05(b) requires a compensation committee’s charter to establish certain minimum responsibilities and to provide for an annual evaluation of the committee’s performance.	Taiwan law does not contain such a requirement. Nevertheless, TSMC’s compensation committee charter contains the same responsibilities as those provided under NYSE Section 303A.05(b)(i) and mandates the committee to review the adequacy of its charter annually.

NYSE Section 303A.06 requires listed companies to have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the Exchange Act). Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005.
Taiwan law requires public companies meeting certain criteria to have an audit committee that satisfies comparable standards (which has yet been promulgated) or public companies may voluntarily elect to establish an audit committee. TSMC has voluntarily elected to establish an audit committee. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.

NYSE Standards for US Companies
under Listed Company Manual
Section 303A	TSMC Corporate Practices
NYSE Section 303A.07(a) requires an audit committee to consist of at least three board members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.
Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee of which at least one shall have accounting or financial expertise. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.

NYSE Section 303A.07(a) requires that if an audit committee member is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of that company shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report on Form 10-K filed with the SEC.
Taiwan law does not contain such requirement. Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee. Taiwan law forbids an independent director from serving as an independent director on a total of four or more Taiwan public companies.

NYSE Section 303A.07(b) All members of the audit committee are required to be independent.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee.

NYSE Section 303A.07(c) requires an audit committee to have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Section 10A-3(b)(1) of the Exchange Act.
Taiwan law requires comparable standards. TSMC currently has a written audit committee charter containing the same duties and responsibilities as those provided under Section 10A-3(b)(1) of the Exchange Act.

NYSE Section 303A.07(c)(iii)(B) and (C) establishes audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (ii) to discuss the company’s press releases relating to its earnings as well as the financial information and guidelines relating to its earnings that are supplied to analysts and rating agencies.
TSMC’s written audit committee charter establishes the same audit committee objectives.

NYSE Section 303A.07(c)(iii)(G) requires an audit committee to establish clear policies for hiring external auditor’s employees.	Taiwan law does not contain such requirement. But, consistent with the Sarbanes-Oxley Act of 2002, TSMC’s written audit committee charter contains such requirement.

NYSE Section 303A.07(d) requires each company to have an internal audit function that provides to the management and to the audit committee regular assessments on the company’s risk management processes and internal control system.
Taiwan law requires public companies to establish an internal audit department. Internal auditors are subject to strict qualification standards under Taiwan law, which require the board of directors to approve the head of a company’s internal audit department. TSMC’s internal audit department has substantially the same responsibilities as provided under NYSE Section 303A.07(d).

NYSE Standards for US Companies
under Listed Company Manual
Section 303A	TSMC Corporate Practices
NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Taiwan law imposes a similar requirement. TSMC currently has in place two equity based compensation plans. First, TSMC’s employee stock option plans (“ESOPs”) are required to be approved by the board of directors. Shareholders’ approval is not required if the number of options granted under the relevant ESOP does not exceed the reservation made in TSMC’s Articles of Incorporation. Otherwise, any change to such reservation in the Articles requires shareholders’ approval. Second, TSMC’s employees’ profit sharing requires shareholders’ approval.

NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the compensation committee.)
Under Taiwan law, if a listed company has adopted corporate governance guidelines, it must inform investors how to access such guidelines.

NYSE Section 303A.09 requires the board of directors to make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon.	Taiwan law does not contain such requirement.

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain.	Taiwan law does not contain such requirement. But, because of sound corporate governance principles, TSMC has adopted such a Code of Business Conduct and Ethics, which complies with the Sarbanes-Oxley Act‘s requirements concerning financial officers and CEO accountability.

NYSE Section 303A.12(a) requires the CEO, on a yearly basis, to certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance.	Taiwan law does not contain such a requirement. But, in order to comply with relevant SEC regulations, TSMC’s CEO is required to certify in TSMC’s 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of TSMC.

NYSE Section 303A.12(b) requires the CEO to notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.
Taiwan law does not contain such requirement. But, in order to be consistent with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC’s CEO complies with the notice provision as set forth under NYSE Section 303A.12(b).

NYSE Section 303A.12(c) requires each listed company to submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation each time a change occurs in the board or any of the committees subject to Section 303A.
Taiwan law does not contain such requirement. But, in order to comply with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC will comply with NYSE Section 303A.12(c).

PART III
ITEM 17. FINANCIAL STATEMENTS
     The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS
(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

1.1(1)	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on May 7, 2007.

2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

3.1(1)	Rules for Election of Directors, as amended and restated on May 7, 2007.

3.2	Rules and Procedures of Board of Directors Meetings, as adopted on June 13, 2008

3.3(3)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002.

4.1(3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective August 1, 1997 to July 31, 2017) (in Chinese with English summary).

4.2(4)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective May 1, 1998 to April 30, 2018) (in Chinese with English summary).

4.3(4)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective November 1, 1999 to October 31, 2019) (in Chinese with English summary).

4.4(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 7 (effective December 4, 1989 to December 3, 2009) (in Chinese with English summary).

4.5(3)	Land Lease with Hsinchu Science Park Administration relating to the Fab 7 (effective July 1, 1995 to June 30, 2015) (in Chinese with English summary).

4.6(3)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 1997 to March 14, 2017) (in Chinese with English summary).

4.7(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) (effective December 1, 1999 to November 30, 2019) (in Chinese with English summary).

+4.8a(2)	Technology Cooperation Agreement between Taiwan Semiconductor Manufacturing Company Ltd. and Philips Electronics N.V., as amended and restated on June 20, 2004.

4.9a(5)	Taiwan Semiconductor Manufacturing Company Limited 2002 Employee Stock Option Plan, as revised by the board of directors on March 4, 2003.

4.9aa(6)	Taiwan Semiconductor Manufacturing Company Limited 2003 Employee Stock Option Plan.

4.9aaa(7)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan.

4.9aaaa(2)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan, as revised on February 22, 2005.

4.9b(5)	TSMC North America 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.9bb(6)	TSMC North America 2003 Employee Stock Option Plan.

4.9c(5)	Wafer Tech, LLC 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.9cc(6)	Wafer Tech, LLC 2003 Employee Stock Option Plan.

4.9ccc(7)	Wafer Tech, LLC 2004 Employee Stock Option Plan.

4.9cccc(2)	Wafer Tech, LLC 2004 Employee Stock Option Plan, as revised on February 22, 2005.

+4.10(8)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd.

4.11(10)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 and Corporate Headquarters (effective April 1, 1988 to March 31, 2008) (in Chinese with English summary).

4.12(10)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 and 4 (effective May 16, 1993 to May 15, 2013) (in Chinese with English summary).

4.13(9)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

4.14(9)	Land Lease with Southern Taiwan Science Park Administration relating to fabs located in Tainan Science Park (effective November 1, 2000 to October 31, 2020) (English summary).

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

99.1	Consent of Deloitte & Touche.

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed by TSMC on April 15, 2008.

(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2004, filed by TSMC on May 16, 2005.

(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.

(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.

(5)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed by TSMC on June 23, 2003.

(6)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on October 20, 2003.

(7)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on January 6, 2005.

(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.

(9)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.

(10)	Previously filed in TSMC’s registration statement on Form F-1, filed by TSMC on September 15, 1997.

+	Contains portions for which confidential treatment has been requested.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.
Date: April 17, 2009

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
By:	/s/ Lora Ho
Name:	Lora Ho
Title:	Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 (all expressed in New Taiwan dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the Republic of China.
As discussed in Note 4 to the consolidated financial statements, on January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued by the Accounting Research and Development Foundation of the Republic of China that requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings.
Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2008 and the determination of shareholders’ equity and financial position as of December 31, 2007 and 2008, to the extent summarized in Note 30.
Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of the readers in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 6, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/Deloitte & Touche
Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 6, 2009

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In Millions of New Taiwan or U.S. Dollars, Except Par Value)

		December 31
ASSETS	Notes	2007	2008
		NT$	NT$	US$
				(Note 3)
CURRENT ASSETS
Cash and cash equivalents	2, 5	$94,986.5	$194,613.8	$5,940.6
Financial assets at fair value through profit or loss	2, 6, 24	1,632.4	55.7	1.7
Available-for-sale financial assets	2, 7, 24	66,688.4	10,898.7	332.7
Held-to-maturity financial assets	2, 8, 24	11,526.9	5,882.0	179.5
Notes and accounts receivable, net	2, 9, 25	42,413.3	18,496.6	564.6
Receivables from related parties	25	10.9	0.4	0.0
Other receivables from related parties	25	243.6	99.9	3.0
Other financial assets	26	1,515.5	1,911.7	58.4
Inventories, net	2, 10	23,862.3	14,876.6	454.1
Deferred income tax assets, net	2, 19	5,572.3	3,969.3	121.2
Prepaid expenses and other current assets		1,370.2	1,813.7	55.4

Total current assets		249,822.3	252,618.4	7,711.2

LONG-TERM INVESTMENTS	2, 7, 8, 11, 12, 24
Investments accounted for using equity method		22,517.3	18,907.2	577.1
Available-for-sale financial assets		1,400.7	2,032.7	62.0
Held-to-maturity financial assets		8,697.7	15,426.2	470.9
Financial assets carried at cost		3,845.6	3,615.4	110.4

Total long-term investments		36,461.3	39,981.5	1,220.4

PROPERTY, PLANT AND EQUIPMENT, NET	2, 13, 26	260,252.2	243,645.4	7,437.3

INTANGIBLE ASSETS
Goodwill	2	5,987.6	6,044.4	184.5
Deferred charges, net	2, 14	7,923.6	7,125.8	217.5

Total intangible assets		13,911.2	13,170.2	402.0

OTHER ASSETS
Deferred income tax assets, net	2, 19	7,313.3	6,636.9	202.6
Refundable deposits		2,777.8	2,767.2	84.5
Others	2	327.1	97.0	2.9

Total other assets		10,418.2	9,501.1	290.0

TOTAL ASSETS		$570,865.2	$558,916.6	$17,060.9

		December 31
LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	2007	2008
		NT$	NT$	US$
				(Note 3)
CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss	2, 6, 24	$249.3	$85.2	$2.6
Accounts payable		11,574.9	5,553.2	169.5
Payable to related parties	25	1,503.4	489.9	14.9
Income tax payable	2, 19	11,126.1	9,331.8	284.8
Bonuses payable to employees, directors and supervisors	4, 20	—	15,369.7	469.2
Payables to contractors and equipment suppliers		6,256.7	7,998.8	244.2
Accrued expenses and other current liabilities	17, 28	17,714.8	9,755.8	297.8
Current portion of bonds payable and bank loans	15, 16, 27	280.8	8,222.4	251.0

Total current liabilities		48,706.0	56,806.8	1,734.0

LONG-TERM LIABILITIES
Bonds payable	15	12,500.0	4,500.0	137.4
Long-term bank loans	16, 26	1,722.2	1,420.5	43.4
Other long-term payables	17, 28	9,410.0	9,548.2	291.4
Obligations under capital leases	2	652.3	722.3	22.0

Total long-term liabilities		24,284.5	16,191.0	494.2

OTHER LIABILITIES
Accrued pension cost	2, 18	3,665.5	3,701.6	113.0
Guarantee deposits	28	2,243.0	1,484.5	45.3
Deferred credits	2, 25	1,236.9	316.5	9.7
Others		43.8	43.7	1.3

Total other liabilities		7,189.2	5,546.3	169.3

Total liabilities		80,179.7	78,544.1	2,397.5

COMMITMENTS AND CONTINGENCIES	28

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — NT$10 par value	20, 22
Authorized: 28,050,000 thousand shares
Issued: 26,427,104 thousand shares in 2007
25,625,437 thousand shares in 2008		264,271.1	256,254.4	7,822.2
Capital surplus	2, 20	53,732.7	49,875.2	1,522.4
Retained earnings	20	218,864.5	170,053.7	5,190.9
Unrealized gain/loss on financial instruments	24	681.0	(287.3)	(8.8)
Cumulative translation adjustments		(1,072.9)	481.1	14.7
Treasury stock - 834,096 thousand shares	2, 22	(49,385.0)	—	—

Total equity attributable to shareholders of the parent		487,091.4	476,377.1	14,541.4

MINORITY INTEREST IN SUBSIDIARIES	2	3,594.1	3,995.4	122.0

Total shareholders’ equity		490,685.5	480,372.5	14,663.4

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$570,865.2	$558,916.6	$17,060.9

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated April 6, 2009)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
	Notes	2006	2007	2008
		NT$	NT$	NT$	US$
					(Note 3)
NET SALES		$317,407.2	$322,630.6	$333,157.7	$10,169.6

COST OF SALES	2, 25	161,597.1	180,280.4	191,408.1	5,842.7

GROSS PROFIT		155,810.1	142,350.2	141,749.6	4,326.9

OPERATING EXPENSES	25
Research and development		16,076.4	17,946.3	21,480.9	655.7
General and administrative		8,716.7	8,963.8	11,096.6	338.7
Marketing		3,752.3	3,718.2	4,736.7	144.6

Total operating expenses		28,545.4	30,628.3	37,314.2	1,139.0

INCOME FROM OPERATIONS		127,264.7	111,721.9	104,435.4	3,187.9

NON-OPERATING INCOME AND GAINS
Interest income	2	4,542.1	5,651.7	5,373.8	164.0
Foreign exchange gain, net	2	—	80.9	1,227.7	37.5
Technical service income	25, 28	571.5	590.4	1,182.0	36.1
Settlement income	28	979.2	985.1	951.2	29.0
Gain on settlement and disposal of financial assets, net	2, 24	133.5	874.7	721.0	22.0
Equity in earnings of equity method investees, net	2, 11	2,347.2	2,507.9	701.5	21.4
Rental income	25	224.3	378.6	166.3	5.1
Gain on disposal of property, plant and equipment and other assets	2, 25	421.1	91.2	100.9	3.1
Subsidy income	2	334.5	364.3	8.0	0.2
Valuation gain on financial instruments, net	2, 6, 24	—	63.0	—	—
Others	25	285.7	346.0	389.0	11.9

Total non-operating income and gains		9,839.1	11,933.8	10,821.4	330.3

NON-OPERATING EXPENSES AND LOSSES
Loss on impairment of financial assets	2, 7,12,24	279.7	54.2	1,560.1	47.6
Valuation loss on financial instruments, net	2, 6, 24	1,745.0	—	1,081.0	33.0
Interest expense		890.6	842.2	615.0	18.8
Loss on impairment of idle assets	2	—	—	210.5	6.4
Provision for litigation loss	28h	—	1,008.6	99.1	3.0
Loss on disposal of property, plant and equipment	2	241.4	6.2	0.6	—
Foreign exchange loss, net		400.9	—	—	—
Others		184.0	102.5	218.3	6.7

Total non-operating expenses and losses		3,741.6	2,013.7	3,784.6	115.5

INCOME BEFORE INCOME TAX		133,362.2	121,642.0	111,472.2	3,402.7

INCOME TAX EXPENSE	2, 19	7,773.7	11,709.6	10,949.0	334.2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		Year Ended December 31
	Notes	2006	2007	2008
		NT$	NT$	NT$	US$
					(Note 3)

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES		$125,588.5	$109,932.4	$100,523.2	$3,068.5

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82.1 MILLION		1,606.7	—	—	—

NET INCOME		$127,195.2	$109,932.4	$100,523.2	$3,068.5

ATTRIBUTABLE TO:
Shareholders of the parent		$127,009.7	$109,177.1	$99,933.2	$3,050.5
Minority interests		185.5	755.3	590.0	18.0

		$127,195.2	$109,932.4	$100,523.2	$3,068.5

BASIC EARNINGS PER SHARE	2, 23
Before income tax		$5.01	$4.50	$4.28	$0.13

After income tax		$4.72	$4.06	$3.86	$0.12

DILUTED EARNINGS PER SHARE	2, 23	$5.00	$4.50	$4.25	$0.13

Before income tax		$4.72	$4.06	$3.83	$0.12

After income tax

BASIC EARNINGS PER EQUIVALENT ADS	2
Before income tax		$25.04	$22.49	$21.39	$0.65

After income tax		$23.61	$20.32	$19.28	$0.59

DILUTED EARNINGS PER EQUIVALENT ADS	2
Before income tax		$25.02	$22.48	$21.23	$0.65

After income tax		$23.59	$20.30	$19.14	$0.58

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	2, 23	26,896,606	26,870,684	25,909,643

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	2, 23	26,920,168	26,892,336	26,106,676

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 6, 2009)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In Millions of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
	Capital Stock				Unrealized
	(NT$10 Par Value)				Gain (Loss)	Cumulative			Minority	Total
	Common Stock		Capital	Retained	on Financial	Translation	Treasury		Interest in	Shareholders’
	Shares	Amount	Surplus	Earnings	Instruments	Adjustments	Stock	Total	Subsidiaries	Equity
	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

BALANCE, JANUARY 1, 2006	24,730,025	247,300.2	$57,117.9	$142,771.0	$—	$(640.7)	$(918.1)	$445,630.3	$608.4	$446,238.7

Appropriations of prior year’s earnings
Bonus to employees — in cash	—	—	—	(3,432.1)	—	—	—	(3,432.1)	—	(3,432.1)
Bonus to employees — in stock	343,213	3,432.1	—	(3,432.1)	—	—	—	—	—	—
Cash dividends to common shareholders — NT$2.50 per share	—	—	—	(61,825.1)	—	—	—	(61,825.1)	—	(61,825.1)
Stock dividends to common shareholders — NT$0.15 per share	370,950	3,709.5	—	(3,709.5)	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	(257.4)	—	—	—	(257.4)	—	(257.4)
Capital surplus transferred to capital stock	370,950	3,709.5	(3,709.5)	—	—	—	—	—	—	—
Net income in 2006	—	—	—	127,009.7	—	—	—	127,009.7	185.5	127,195.2
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	187.1	—	—	—	—	187.1	—	187.1
Translation adjustments	—	—	—	—	—	(550.4)	—	(550.4)	(126.2)	(676.6)
Issuance of stock from exercising employee stock options	14,550	145.6	429.7	—	—	—	—	575.3	—	575.3
Cash dividends received by subsidiaries from TSMC	—	—	82.3	—	—	—	—	82.3	—	82.3
Valuation gain on available-for-sale financial assets	—	—	—	—	386.0	—	—	386.0	2.1	388.1
Equity in the valuation gain on available-for-sale financial assets held by equity method investees	—	—	—	—	175.6	—	—	175.6	—	175.6
Increase in minority interests	—	—	—	—	—	—	—	—	487.0	487.0

BALANCE, DECEMBER 31, 2006	25,829,688	258,296.9	54,107.5	197,124.5	561.6	(1,191.1)	(918.1)	507,981.3	1,156.8	509,138.1

Appropriations of prior year’s earnings
Bonus to employees — in cash	—	—	—	(4,572.8)	—	—	—	(4,572.8)	—	(4,572.8)
Bonus to employees — in stock	457,280	4,572.8	—	(4,572.8)	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	(77,489.1)	—	—	—	(77,489.1)	—	(77,489.1)
Stock dividends to shareholders — NT$0.02 per share	51,659	516.6	—	(516.6)	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	(285.8)	—	—	—	(285.8)	—	(285.8)
Capital surplus transferred to capital stock	77,489	774.9	(774.9)		—	—	—	—	—	—
Net income in 2007		—	—	109,177.1	—	—	—	109,177.1	755.3	109,932.4
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(28.7)	—	—	—	—	(28.7)	31.9	3.2
Translation adjustments	—	—	—	—	—	118.2	—	118.2	(99.3)	18.9
Issuance of stock from exercising employee stock options	10,988	109.9	327.0	—	—	—	—	436.9	—	436.9
Cash dividends received by subsidiaries from TSMC	—	—	101.8	—	—	—	—	101.8	—	101.8
Valuation gain on available-for-sale financial assets	—	—	—	—	241.8	—	—	241.8	19.5	261.3
Equity in the valuation loss on available-for-sale financial assets held by equity method investees	—	—	—	—	(122.4)	—	—	(122.4)	—	(122.4)
Treasury stock repurchased	—	—	—	—	—	—	(48,466.9)	(48,466.9)	—	(48,466.9)
Increase in minority interest	—	—	—	—	—	—	—	—	1,729.9	1,729.9

BALANCE, DECEMBER 31, 2007	26,427,104	264,271.1	53,732.7	218,864.5	681.0	(1,072.9)	(49,385.0)	487,091.4	3,594.1	490,685.5

Appropriations of prior year’s earnings
Bonus to employees — in cash	—	—	—	(3,939.9)	—	—	—	(3,939.9)	—	(3,939.9)
Bonus to employees — in stock	393,988	3,939.9	—	(3,939.9)	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	(76,881.3)	—	—	—	(76,881.3)	—	(76,881.3)
Stock dividends to shareholders — NT$0.02 per share	51,254	512.5	—	(512.5)	—	—	—	—	—	—
Bonus to directors	—	—	—	(176.9)	—	—	—	(176.9)	—	(176.9)
Capital surplus transferred to capital stock	76,881	768.8	(768.8)	—	—	—	—	—	—	—
Net income in 2008	—	—	—	99,933.2	—	—	—	99,933.2	590.0	100,523.2
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(137.1)	—	—	—	—	(137.1)	11.8	(125.3)
Translation adjustments	—	—	—	—	—	1,554.0	—	1,554.0	(68.8)	1,485.2
Issuance of stock from exercising employee stock options	6,027	60.3	166.9	—	—	—	—	227.2	—	227.2
Cash dividends received by subsidiaries from TSMC	—	—	102.3	—	—	—	—	102.3	—	102.3
Valuation loss on available-for-sale financial assets	—	—	—	—	(826.2)	—	—	(826.2)	(17.0)	(843.2)
Equity in the valuation loss on available-for-sale financial assets held by equity method investees	—	—	—	—	(142.1)	—	—	(142.1)	—	(142.1)
Treasury stock repurchased	—	—	—	—	—	—	(30,427.5)	(30,427.5)	—	(30,427.5)
Treasury stock retired	(1,329,817)	(13,298.2)	(3,220.8)	(63,293.5)	—	—	79,812.5	—	—	—
Decrease in minority interests	—	—	—	—	—	—	—	—	(114.7)	(114.7)

BALANCE, DECEMBER 31, 2008	25,625,437	$256,254.4	$49,875.2	$170,053.7	$(287.3)	$481.1	$—	$476,377.1	$3,995.4	$480,372.5

BALANCE, DECEMBER 31, 2008 (IN MILLIONS OF US$- Note 3)		$7,822.2	$1,522.4	$5,190.9	$(8.8)	$14.7	$—	$14,541.4	$122.0	$14,663.4

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated April 6, 2009)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$127,009.7	$109,177.1	$99,933.2	$3,050.5
Net income attributable to minority interest	185.5	755.3	590.0	18.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,715.2	80,005.4	81,512.2	2,488.2
Amortization of premium/discount of financial assets	2.4	(117.2)	(93.4)	(2.9)
Loss on impairment of financial assets	279.7	54.2	1,560.1	47.6
Gain on disposal of available-for-sale financial assets, net	(90.8)	(610.2)	(637.2)	(19.5)
Equity in earnings of equity method investees, net	(2,347.2)	(2,507.9)	(701.5)	(21.4)
Dividends received from equity method investees	614.6	625.1	1,661.1	50.7
Gain on disposal of financial assets carried at cost, net	(16.2)	(264.5)	(83.8)	(2.6)
Gain on disposal of property, plant and equipment and other assets, net	(179.7)	(85.0)	(100.3)	(3.1)
Deferred income tax	121.6	943.8	2,279.4	69.6
Loss on idle assets	44.1	—	210.5	6.4
Net changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	340.2	(187.1)	1,412.6	43.1
Notes and accounts receivable, net	6,447.3	(10,977.0)	23,916.7	730.1
Receivables from related parties	440.9	629.5	10.5	0.3
Other receivables from related parties	341.1	13.2	143.7	4.4
Other financial assets	(738.7)	842.1	(426.0)	(13.0)
Inventories	(3,702.4)	(2,226.1)	8,985.7	274.3
Prepaid expenses and other current assets	(170.5)	290.4	(443.5)	(13.5)
Increase (decrease) in:
Accounts payable	(1,487.1)	3,218.3	(6,021.7)	(183.8)
Payables to related parties	(572.4)	(375.7)	(1,013.5)	(30.9)
Income tax payable	3,931.0	3,179.7	(1,794.3)	(54.8)
Bonuses payable to employees, directors and supervisors	—	—	15,369.7	469.2
Accrued expenses and other current liabilities	862.4	913.9	(3,954.5)	(120.7)
Accrued pension cost	65.7	125.5	36.1	1.1
Deferred credits	(99.3)	343.9	(858.2)	(26.2)

Net cash provided by operating activities	204,997.1	183,766.7	221,493.6	6,761.1

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(119,291.7)	(87,550.2)	(85,273.9)	(2,603.0)
Held-to-maturity financial assets	(18,554.0)	—	(16,523.3)	(504.4)
Investments accounted for using equity method	(2,613.0)	(5,803.8)	(55.9)	(1.7)
Financial assets carried at cost	(511.6)	(911.3)	(463.2)	(14.1)
Property, plant and equipment	(78,737.3)	(84,001.0)	(59,222.6)	(1,807.8)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	91,620.4	94,908.7	138,515.0	4,228.2
Held-to-maturity financial assets	10,410.0	17,325.1	15,634.6	477.2
Financial assets carried at cost	126.5	410.5	199.4	6.1
Property, plant and equipment and other assets	518.7	60.5	194.9	6.0
Proceeds from return of capital by investees	—	—	2,345.9	71.6
Increase in deferred charges	(1,414.8)	(3,059.2)	(3,395.3)	(103.6)
Decrease (increase) in refundable deposits	(1,224.5)	(1,434.9)	10.6	0.3
Net cash paid for acquisition of subsidiaries	—	(404.4)	—	—
Increase in other assets	(52.1)	(228.8)	(8.1)	(0.3)

Net cash used in investing activities	(119,723.4)	(70,688.8)	(8,041.9)	(245.5)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term bank loans	$(328.5)	$(89.7)	$—	$—
Repayments of:
Bonds payable	—	(7,000.0)	—	—
Long-term bank loans	(5.5)	(196.2)	(468.4)	(14.3)
Increase in long-term bank loans	—	653.0	98.4	3.0
Increase (decrease) in guarantee deposits	920.7	(1,574.1)	(758.5)	(23.1)
Cash dividends	(61,742.7)	(77,387.3)	(76,779.0)	(2,343.7)
Cash bonus paid to employees	(3,432.1)	(4,572.8)	(3,939.9)	(120.3)
Bonus to directors and supervisors	(257.4)	(285.8)	(176.9)	(5.4)
Proceeds from exercise of employee stock options	575.1	436.8	227.2	6.9
Repurchase of treasury stock	—	(45,413.4)	(33,481.0)	(1,022.0)
Increase (decrease) in minority interests	487.0	19.0	(114.7)	(3.5)

Net cash used in financing activities	(63,783.4)	(135,410.5)	(115,392.8)	(3,522.4)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,490.3	(22,332.6)	98,058.9	2,993.2

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(136.8)	(518.1)	1,568.4	47.9

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	96,483.7	117,837.2	94,986.5	2,899.5

CASH AND CASH EQUIVALENTS, END OF YEAR	$117,837.2	$94,986.5	$194,613.8	$5,940.6

SUPPLEMENTAL INFORMATION
Interest paid	$951.5	$922.1	$676.3	$20.6

Income tax paid	$3,630.0	$7,585.7	$10,477.0	$319.8

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$80,675.3	$78,890.0	$60,978.5	$1,861.4
Decrease (increase) in payables to contractors and equipment suppliers	(1,702.5)	5,111.0	(1,742.1)	(53.2)
Increase in obligations under capital leases	(235.5)	—	(13.8)	(0.4)

Cash paid	$78,737.3	$84,001.0	$59,222.6	$1,807.8

Repurchase of treasury stock	$—	$48,466.9	$30,427.5	$928.8
Increase in accrued expenses and other current liabilities	—	(3,053.5)	3,053.5	93.2

Cash paid	$—	$45,413.4	$33,481.0	$1,022.0

NONCASH FINANCING ACTIVITIES
Current portion of bonds payable and long-term liabilities	$7,004.1	$280.8	$8,222.4	$251.0
Current portion of other long-term payables (under accrued expenses and other current liabilities)	617.9	3,735.9	1,126.5	34.4
Current portion of other payables to related parties (under payables to related parties)	688.6	—	—	—
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan or U.S. Dollars)

The Company acquired controlling interests in XinTec Inc. (XinTec) and Mutual-Pak Technology Co., Ltd. (Mutual-Pak) in March 2007 and July 2007, respectively, and consolidated the revenue/income and expenses/losses of these two subsidiaries from the respective acquisition dates. Fair values of assets acquired and liabilities at acquisition assumed were as follows:

NT$
Current assets	$3,101.7
Property, plant and equipment	2,339.6
Other assets	436.7
Current liabilities	(1,937.4)
Long-term liabilities	(701.9)

Net amount	$3,238.7

Purchase price for XinTec and Mutual-Pak	$1,413.5
Less: Cash balance of XinTec and Mutual-Pak at acquisition	(1,009.1)

Net cash paid for acquisition of XinTec and Mutual-Pak	$404.4

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 6, 2009)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Taiwan Semiconductor Manufacturing Company, Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987 as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is a dedicated foundry in the semiconductor industry which engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with accounting principles generally accepted in the R.O.C.

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

The consolidated entities were as follows:

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2007	2008	Remark

TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC International Investment Ltd. (TSMC International)	100%	100%	—
	TSMC Global Ltd. (TSMC Global)	100%	100%	—
	TSMC China Company Limited (TSMC China)	100%	100%	—
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	36%	—	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng as of December 31, 2007. In July 2008, Chi Cherng was merged by Hsin Ruey.
(Continued)

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2007	2008	Remark

	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	36%	—	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey as of December 31, 2007. In August 2008, Hsin Ruey was merged by TSMC.
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	98%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	37%	36%	GUC became a consolidated entity of TSMC. TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.
	XinTec Inc. (XinTec)	43%	42%	TSMC obtained three out of five director positions in March 2007 and TSMC has a controlling interest in XinTec.
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—
TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	—
TSMC Development	WaferTech, LLC (WaferTech)	99.996%	99.996%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	51%	51%	—
	Growth Fund Limited (Growth Fund)	—	100%	Newly established.
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, L.L.C. (VTA Holdings)	100%	100%	—
GUC	Global Unichip Corporation-NA (GUC-NA)	100%	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—
	Global Unichip Europe B.V. (GUC-Europe)	—	100%	Newly established.
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	—
(Concluded)

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of December 31, 2008:
TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service and technical supporting activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global, TSMC Partners and TSMC Development are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA, GUC-Japan, and GUC-Europe are engaged in providing products consulting in North America, Japan, and Europe, respectively. XinTec is engaged in the provision of wafer packaging service. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.
Chi Cherng and Hsin Ruey, both 100% owned subsidiaries of TSMC, were engaged in investing activities. To simplify the organization structure of investment, TSMC merged Chi Cherng and Hsin Ruey in the third quarter of 2008.
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

Cash Equivalents
Repurchase agreements collateralized by government bonds, asset-backed commercial papers and corporate notes acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.
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
Fair value is determined as follows: Publicly traded stocks — closing prices at the end of the year; derivatives — using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.
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
Fair value is determined as follows: Structured time deposits — using valuation techniques; open-end mutual funds and money market funds — net asset values at the end of the year; publicly traded stocks — closing prices at the end of the year; and other debt securities — average of bid and asked prices at the end of the year.
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
Inventories
Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Period-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.
Investments Accounted for Using Equity Method
Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments Accounted for Using the Equity Method”, the cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). If there is objective evidence which indicates that a investment is impaired, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

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
Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.
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

Intangible Assets
Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, “Business Combinations — Accounting Treatment under Purchase Method”, goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.
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
Income Tax
The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.
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
Stock-based Compensation
Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”. The Company did not grant or modify employee stock options since January 1, 2008.

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
Foreign-currency Transactions
Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.
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
Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, investments and deposits. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit rating financial institutions. The Company’s sales are primarily denominated in U.S. dollars. Sales to top ten customers represented 53%, 51% and 53% of the consolidated sales for the years ended December 31, 2006, 2007 and 2008, respectively. The Company routinely assesses the financial strength of substantially all customers. The financial condition of the counter-party to investments and deposits is assessed by management on a regular basis.
Fair Values of Financial Instruments
The carrying amount of cash equivalents approximates fair value due to the short period of time to maturity. Fair values of investments in equity or debt securities and derivative financial instruments are based on quoted market prices or pricing models using current market data. Receivables, other financial assets, payables and short-term loans are financial instruments with carrying amounts that approximate fair values. Fair value of long-term loans with floating interest rates is their carrying amount. Fair value of long-term loans with fixed interest rates is the present value of expected cash flows discounted using the interest rate the Company may obtain for similar long-term loans. For the Company’s investment portfolio without immediately available market quotes, management believes that the carrying amount of the portfolio approximates the fair value at December 31, 2007 and 2008.
Earnings Per Share
Earnings per share is computed by dividing income attributable to shareholders of the parent by the weighted-average number of shares outstanding in each year, which is retroactively adjusted to the beginning of the year for stock dividends and stock bonuses issued subsequently. Earnings per equivalent ADS is calculated by multiplying earnings per share by five (one ADS represents five common shares)

Recent Accounting Pronouncements
The Accounting Research and Development Foundation (ARDF) of the R.O.C. revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories” (SFAS No. 10) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009. The adoption of R.O.C SFAS No. 10 will charge the Company’s accounting treatment for inventory on a prospective basis beginning in the first quarter of 2009.
3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the noon buying rate in The City of New York for cable transfers in New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008, which was NT$32.76 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	ACCOUNTING CHANGES

Effect of Adopting the Newly Released and Revised R.O.C. SFASs

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued in March 2007 by the ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share of NT$12,827.6 millions and NT$0.50, respectively, for the year ended December 31, 2008.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”, which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2008.

5.	CASH AND CASH EQUIVALENTS

	December 31
	2007	2008
	NT$	NT$
	(In Millions)

Cash and deposits in banks	$84,105.4	$185,943.5
Repurchase agreements collaterized by government bonds	10,067.8	8,670.3
Asset-backed commercial papers	522.1	—
Corporate notes	291.2	—

	$94,986.5	$194,613.8

6.	FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2007	2008
	NT$	NT$
	(In Millions)

Trading financial assets
Publicly traded stocks	$1,590.2	$13.3
Forward exchange contracts	6.6	28.4
Cross currency swap contracts	35.6	14.0

	$1,632.4	$55.7

Trading financial liabilities
Forward exchange contracts	$185.6	$35.8
Cross currency swap contracts	63.7	49.4

	$249.3	$85.2

The Company entered into derivative contracts during the years ended December 31, 2007 and 2008 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.
Outstanding forward contracts consisted of the following:

Contract Amount
	Maturity Date	(In Millions )
December 31, 2007

Sell US$/Buy NT$	January 2008	US$111.0/NT$3,605.8
Sell EUR/Buy NT$	February 2008 to July 2008	EUR 48.0/NT$2,090.6

Contract Amount
	Maturity Date	(In Millions )
December 31, 2008

Sell US$/buy NT$	January 2009 to February 2009	US$138.9/NT$4,558.7
Sell EUR/buy NT$	January 2009	EUR1.5/NT$63.2
Sell RMB/buy US$	January 2009 to April 2009	RMB55.0/US$8.0
Sell US$/buy JPY	January 2009 to February 2009	US$0.1/JPY11.8
Outstanding cross currency swap contracts consisted of the following:

Range of
	Contract Amount	Range of	Interest Rates
Maturity Date	(in Millions)	Interest Rates Paid	Received

December 31, 2007

January 2008 to February 2008	US$975.0/NT$31,630.2	3.53%-5.60%	0.02%-3.01%

December 31, 2008

January 2009	US$307.0/NT$10,061.2	0.54%-5.00%	0.00%-3.83%
For the years ended December 31, 2007 and 2008, net losses and gains arising from financial assets/liabilities at fair value through profit or loss were NT$63.0 million and NT$1,081.0 million, respectively.

7.   AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2007	2008
	NT$	NT$
	(In Millions)

Agency bonds	$8,635.8	$5,696.5
Corporate bonds	10,745.1	3,279.1
Corporate issued asset-backed securities	5,357.1	2,334.9
Money market funds	19,212.1	1,000.1
Government bonds	7,767.6	340.9
Publicly traded stocks	905.3	279.9
Structured time deposits	499.4	—
Open-end mutual funds	14,966.7	—

	68,089.1	12,931.4
Current portion	(66,688.4)	(10,898.7)

	$1,400.7	$2,032.7

Structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying
	Amount	Amount	Interest Rates	Maturity Date
	NT$	NT$
(In Millions)
December 31, 2007

Step-up callable deposits Domestic deposits	$500.0	$499.4	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.

For the years ended December 31, 2007 and 2008, the loss on impairment of available-for-sale financial assets was recognized nil and NT$934.6 million, respectively.
8.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2007	2008
	NT$	NT$
	(In Millions)

Corporate bonds	$10,900.2	$18,158.7
Government bonds	7,824.4	1,506.5
Structured time deposits	1,500.0	1,643.0

	20,224.6	21,308.2
Current portion	(11,526.9)	(5,882.0)

	$8,697.7	$15,426.2

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

			Range of
	Principal	Interest	Interest
	Amount	Receivable	Rates	Maturity Date
	NT$	NT$
	(In Millions)
December 31, 2007

Step-up callable deposits Domestic deposits	$1,500.0	$5.6	1.77%-1.83%	April 2008 to October 2008

December 31, 2008

Step-up callable deposits Foreign deposits	$1,643.0	$0.7	4.82%	December 2011

As of December 31, 2008, the principal of the structured time deposits that resided in banks located in Hong Kong amounted to US$50.0 million.

9.	RECEIVABLES, NET

	December 31
	2007	2008
	NT$	NT$
	(In Millions)

Notes receivable	$59.0	$5.9
Accounts receivable	47,145.1	25,017.4

	47,204.1	25,023.3

Allowance for doubtful receivables	(701.8)	(455.7)
Allowance for sales returns and others	(4,089.0)	(6,071.0)

	(4,790.8)	(6,526.7)

	$42,413.3	$18,496.6

Changes in the allowances are summarized as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
	(In Millions)
Allowance for doubtful receivables
Balance, beginning of year	$980.6	$749.9	$701.8
Provision	54.7	3.0	14.9
Write-off	(285.4)	(51.1)	(261.0)

Balance, end of year	$749.9	$701.8	$455.7

Allowance for sales returns and others
Balance, beginning of year	$4,317.4	$2,870.8	$4,089.0
Effect of inclusion of newly consolidated subsidiaries	—	12.9	—
Provision	5,382.2	5,705.6	8,825.7
Write-off	(6,828.8)	(4,500.3)	(6,843.7)

Balance, end of year	$2,870.8	$4,089.0	$6,071.0

10.	INVENTORIES

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Finished goods	$4,321.9	$5,863.6
Work in process	17,346.9	9,078.7
Raw materials	1,862.5	1,082.7
Supplies and spare parts	1,261.7	1,153.0

	24,793.0	17,178.0
Allowance for losses	(930.7)	(2,301.4)

	$23,862.3	$14,876.6

Changes in the allowance are summarized as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
		(In Millions)

Balance, beginning of year	$1,685.8	$1,004.9	$930.7
Effect of inclusion of newly consolidated subsidiaries	—	16.3	—
Provision	172.1	165.4	1,660.9
Write-offs	(853.0)	(255.9)	(290.2)

Balance, end of year	$1,004.9	$930.7	$2,301.4

11.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2007		2008
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
	NT$		NT$
	(In Millions)		(In Millions)

Vanguard International Semiconductor Corporation (VIS)	$11,220.1	37	$9,787.3	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	9,092.7	39	6,808.2	39
VisEra Holding Company (VisEra Holding)	2,204.5	49	2,277.1	49
Aiconn Technology Corporation (Aiconn)	—	—	34.6	44

	$22,517.3		$18,907.2

In August 2007, the Company acquired 169,600 thousand shares in VIS for NT$4,927.9 million. After the acquisition, the Company’s percentage of ownership in VIS increased from 27% to 37%.

For the years ended December 31, 2006, 2007 and 2008, net equity in earnings of equity method investees of NT$2,347.2 million, NT$2,507.9 million and NT$701.5 million was recognized, respectively. The related equity in earnings of equity method investees was determined based on the audited financial statements of the investees for the same periods as the Company.

As of December 31, 2007 and 2008, fair values of publicly traded stocks in investments accounted for using equity method (VIS) was NT$15,189.2 million and NT$4,680.3 million, respectively.

Movements of the difference between the cost of investment and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
		(In Millions)

Balance, beginning of year	$—	$952.2	$2,589.7
Additions	1,010.8	1,968.6	—
Amortization	(58.6)	(331.1)	(599.1)

Balance, end of year	$952.2	$2,589.7	$1,990.6

As of December 31, 2007 and 2008, the ending balances of the aforementioned difference allocated to goodwill were both NT$1,061.9 million.

12.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2007	2008
	NT$	NT$
	(In Millions)

Non-publicly traded stocks	$3,462.4	$3,453.4
Mutual funds	383.2	162.0

	$3,845.6	$3,615.4

For the years ended December 31, 2007 and 2008, the loss on impairment of financial assets carried at cost was recognized NT$54.2 million and NT$625.5 million, respectively.
13.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2007	2008
	NT$	NT$
	(In Millions)

Cost
Land improvements	$942.2	$953.9
Buildings	118,640.1	132,250.0
Machinery and equipment	646,419.4	697,498.8
Office equipment	11,829.6	12,430.8
Leased assets	652.3	722.3

	778,483.6	843,855.8
Advance payments and construction in progress	21,868.2	18,605.9

	800,351.8	862,461.7

Accumulated depreciation
Land improvements	262.7	295.9
Buildings	63,239.9	72,681.7
Machinery and equipment	467,665.1	535,962.3
Office equipment	8,796.8	9,693.8
Leased assets	135.1	182.6

	540,099.6	618,816.3

Net	$260,252.2	$243,645.4

Depreciation expense on property, plant and equipment was NT$71,225.2 million, NT$77,171.3 million and NT$78,736.8 million for the years ended December 31, 2006, 2007 and 2008, respectively.

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases ranged from December 2003 to December 2013. The future minimum lease payments as of December 31, 2008 is NT$803.6 million.

14.	DEFERRED CHARGES, NET

	December 31
	2007	2008
	NT$	NT$
	(In Millions)

Technology license fees	$5,819.1	$4,125.2
Software and system design costs	1,449.6	1,801.8
Others	654.9	1,198.8

	$7,923.6	$7,125.8

Amortization expense on deferred charges was NT$2,472.4 million, NT$2,793.0 million and NT$2,716.3 million for the years ended December 31, 2006, 2007 and 2008, respectively.

As of December 31, 2008, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Amount
NT$
Year	(In Millions)

2009	$1,827.2
2010	1,636.1
2011	1,499.0
2012	647.6
2013	410.1
2014 and thereafter	1,105.8

$7,125.8

15.	BONDS PAYABLE

	December 31
	2007	2008
	NT$	NT$
	(In Millions)

Domestic unsecured bonds:
Issued in January 2002 and repayable in 2009 and 2012 in two installments, 2.75% and 3.00% interest payable annually, respectively	$12,500.0	$12,500.0
Current portion	—	(8,000.0)

	$12,500.0	$4,500.0

As of December 31, 2008, future principal repayments for the bonds payable were as follows:

Amount
NT$
Year of Repayment	(In Millions)

2009	$8,000.0
2012	4,500.0

$12,500.0

16.	LONG-TERM BANK LOANS

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 2.91%-2.99% in 2007 and 2.56%- 3.67 % in 2008	$630.0	$728.4
US$20.0 million, repayable in full in one lump sum payment in November 2010, annual interest at 5.88% in 2007 and 3.62 % in 2008	648.9	658.7
Repayable from December 2007 in 8 semi-annual installments, annual interest at 2.39%-3.20% in 2007 and 2.42%- 3.23 % in 2008	456.8	168.8
Repayable from May 2007 in 16 quarterly installments, annual interest at 2.48%-2.85% in 2007 and 2.42%- 3.00 % in 2008	54.6	37.8
Repayable from March 2007 in 12 quarterly installments, annual interest at 2.79%-3.16% in 2007 and 2.53%- 3.21 % in 2008	124.9	32.5
Repayable from April 2005 in 16 quarterly installments, annual interest at 2.51%-2.85% in 2007 and 2.42%- 3.00 % in 2008	45.0	9.0
Repayable from February 2005 in 17 quarterly installments, annual interest at 2.65%-4.53% in 2007 and 2.56%- 3.15 % in 2008	40.7	7.7
Unsecured loans:
Science Park Administration (SPA) SOC loan, repayable from October 2003 in 20 quarterly installments, interest-free	2.1	—

	2,003.0	1,642.9
Current portion	(280.8)	(222.4)

	$1,722.2	$1,420.5

Pursuant to the loan agreements, financial ratios calculated based on annual audited financial statements of TSMC China as well as semi-annual and annual financial statements of XinTec must comply with predetermined financial covenants. As of December 31, 2008, TSMC China and XinTec were in compliance with all such financial covenants.

As of December 31, 2008, future principal repayments for the long-term bank loans were as follows:

Amount
NT$
Year of Repayment	(In Millions)

2009	$222.4
2010	916.9
2011	212.3
2012	174.8
2013 and thereafter	116.5

$1,642.9

17.	OTHER LONG-TERM PAYABLES

	December 31
	2007	2008
	NT$	NT$
	(In Millions)

Payables for acquisition of property, plant and equipment (Note 28i)	$7,908.5	$8,579.7
Payables for royalties	5,174.7	2,095.0

	13,083.2	10,674.7

Current portion (classified under accrued expenses and other current liabilities)	(3,673.2)	(1,126.5)

	$9,410.0	$9,548.2

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.
As of December 31, 2008, future payments for other long-term payables were as follows:

Amount
NT$
Year of Payment	(In Millions)

2009	$1,126.5
2010	541.3
2011	427.2
2012	—
2013 and thereafter	8,579.7

$10,674.7

18.	PENSION PLANS

The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, XinTec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China and TSMC Europe and TSMC Canada are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$679.9 million, NT$725.8 million and NT$779.6 million for the years ended December 31, 2006, 2007 and 2008, respectively.

TSMC, GUC and XinTec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan (originally the Central Trust of China, which was dissolved after merger with the Bank of Taiwan on July 1, 2007).

TSMC, GUC, XinTec and Mutual-Pak use December 31 as the measurement date for their pension plans.

Changes in projected benefit obligation and plan assets for the years ended December 31, 2006, 2007 and 2008 are summarized as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
		(In Millions)

Projected benefit obligation

Balance, beginning of year	$5,976.9	$6,956.1	$6,043.7
Effect of inclusion of newly consolidated subsidiaries	—	19.0	—
Service cost	178.5	184.2	151.7
Interest cost	164.2	156.4	171.3
Plan amendments	—	—	(173.7)
Actuarial loss (gain)	653.4	(1,257.0)	1,396.8
Benefits paid	(16.9)	(15.0)	(29.0)

Balance, end of year	$6,956.1	$6,043.7	$7,560.8

Plan assets

Balance, beginning of year	$1,691.6	$1,958.6	$2,239.0
Effect of inclusion of newly consolidated subsidiaries	—	17.0	—
Actual return of plan assets	44.7	69.0	70.7
Employer contribution	233.1	209.4	206.9
Benefits paid	(10.8)	(15.0)	(29.0)

Balance, end of year	$1,958.6	$2,239.0	$2,487.6

Other information of defined benefit plans was as follows:
a.	Components of net periodic pension cost

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
		(In Millions)

Service cost	$178.5	$184.3	$151.7
Interest cost	164.2	156.4	171.3
Projected return on plan assets	(49.4)	(51.3)	(68.4)
Amortization	12.0	35.8	4.5

Net periodic pension cost	$305.3	$325.2	$259.1

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2007 and 2008

	December 31
	2007	2008
	NT$	NT$
	(In Millions)

Benefit obligation
Vested benefit obligation	$120.2	$114.9
Nonvested benefit obligation	3,479.1	4,182.5

Accumulated benefit obligation	3,599.3	4,297.4
Additional benefits based on future salaries	2,444.4	3,263.4

Projected benefit obligation	6,043.7	7,560.8
Fair value of plan assets	(2,239.0)	(2,487.6)

Funded status	3,804.7	5,073.2
Unrecognized net transition obligation	(109.9)	(101.3)
Prior service cost	—	169.2
Unrecognized net loss	(42.0)	(1,439.5)

Accrued pension cost	$3,652.8	$3,701.6

Vested benefit	$120.1	$126.3

c.	Actuarial assumptions at December 31, 2007 and 2008:

Discount rate used in determining present values	2.75%-3.00%	2.00%-2.50%
Future salary increase rate	2.00%-3.00%	2.00%-3.00%
Expected rate of return on plan assets	2.50%-3.00%	2.25%-2.50%
d.	Expected benefit payments

Amount
NT$
(In Millions)

2009	$83.9
2010	13.2
2011	19.9
2012	34.6
2013	46.4
2014 and thereafter	866.5

e.	TSMC, GUC and XinTec expect to make contributions to their pension funds in 2009 of NT$192.9 million, NT$2.6 million and NT$2.4 million, respectively.

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
		(In Millions)

f. Contributions to the Funds for the year	$233.1	$209.4	$206.9

g. Payments from the Funds for the year	$7.4	$15.0	$29.0

h.	Plan assets allocation
Under the Labor Standards Law, the government is responsible for the administration of the Funds and determination of the investment strategies and policies. As of December 31, 2007 and 2008, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.
19.	INCOME TAX
a.	Income tax expense consisted of:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
		(In Millions)

Current
Domestic	$7,395.2	$10,595.9	$8,580.7
Foreign	283.1	170.6	82.8

	7,678.3	10,766.5	8,663.5

Deferred
Domestic	173.7	976.9	2,307.2
Foreign	(78.3)	(33.8)	(21.7)

	95.4	943.1	2,285.5

Income tax expense	$7,773.7	$11,709.6	$10,949.0

b.	A reconciliation of income tax expense based on “income before income tax” at statutory rates and income tax currently payable was as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
		(In Millions)

Income tax expense based on “income before income tax” statutory rates	$34,786.3	$30,829.4	$27,970.4
The effect of the following:
Tax-exempt income	(12,281.4)	(7,668.4)	(9,670.5)
Temporary and permanent differences	(2,817.1)	(150.9)	2,122.8
Others	—	—	44.1
Additional tax at 10% on unappropriated earnings	1,170.1	2,710.9	13.9
Cumulative effect of changes in accounting principles	(82.1)	—	—
Net operating loss carryforwards used	(38.4)	(814.1)	(205.2)
Income tax credits used	(12,731.0)	(13,899.6)	(11,109.3)

Income tax currently payable	$8,006.4	$11,007.3	$9,166.2

c.	Income tax expense consisted of the following:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
		(In Millions)

Income tax currently payable	$8,006.4	$11,007.3	$9,166.2
Other income tax adjustments	(328.2)	(240.8)	(502.7)
Net change in deferred income tax assets
Investment tax credits	3,914.8	5,122.5	1,060.6
Temporary differences	(2,181.5)	(800.4)	(2,129.1)
Net operating loss carryforwards	1,412.9	841.5	411.4
Valuation allowance	(3,050.7)	(4,220.5)	2,942.6

Income tax expense	$7,773.7	$11,709.6	$10,949.0

d.	Net deferred income tax assets consisted of the following:

	December 31
	2007	2008
	NT$	NT$
	(In Millions)

Current deferred income tax assets
Investment tax credits	$5,372.7	$2,885.7
Temporary differences	674.2	1,556.5
Valuation allowance	(474.6)	(472.9)

	$5,572.3	$3,969.3

	December 31
	2007	2008
	NT$	NT$
	(In Millions)

Noncurrent deferred income tax assets
Investment tax credits	$9,885.5	$11,311.9
Net operating loss carryforwards	3,963.1	3,589.0
Temporary differences	(2,848.1)	(1,628.3)
Valuation allowance	(3,687.2)	(6,635.7)

	7,313.3	6,636.9

As of December 31, 2008, the net operating loss carryforwards were generated by WaferTech, TSMC Development and TSMC Technology and Mutual-Pak would expire on various dates through 2026.

e.	Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of December 31, 2007 and 2008 was NT$3,012.8 million and NT$521.6 million, respectively.

The estimated creditable ratio for distribution of TSMC’s earnings of 2007 and 2008 was 9.83% and 0.51%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

f.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

g.	As of December 31, 2008, investment tax credits of TSMC, GUC, XinTec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
		NT$	NT$
		(In Millions)

Statute for Upgrading Industries	Purchase of machinery and equipment	$22.2	$—	2008
		233.9	5.9	2009
		6,178.4	114.7	2010
		4,664.2	4,664.2	2011
		2,664.2	2,664.2	2012

		$13,762.9	$7,449.0

Statute for Upgrading Industries	Research and development expenditures	$1,009.8	$—	2008
		1,173.4	—	2009
		3,263.4	673.8	2010
		2,825.1	2,825.1	2011
		3,188.7	3,188.7	2012

		$11,460.4	$6,687.6

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
		NT$	NT$
		(In Millions)

Statute for Upgrading Industries	Personnel training expenditures	$22.0	$—	2009
		23.8	23.2	2010
		37.0	37.0	2011
		0.8	0.8	2012

		$83.6	$61.0

h.	The profits generated from the following projects of TSMC, GUC and XinTec are exempt from income tax for a five-year period:

Tax-Exemption Period

Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 12 — Module B and expansion of Fab 14 — Module A	2007 to 2011
Construction of Fab 14 — Module B and expansion of Fab 12 and others	2008 to 2012
2003 plant expansion of GUC	2007 to 2011
2003 plant expansion of XinTec	2007 to 2011
i.	The tax authorities have examined income tax returns of TSMC through 2006.
20.	SHAREHOLDERS’ EQUITY

Common Stock, Capital Surplus and Earnings

As of December 31, 2008, 1,092,053 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,460,265 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. Also, the capital surplus from long-term investment may not be used for any purpose.

Capital surplus consisted of the following:

	December 31
	2007	2008
	NT$	NT$
	(In Millions)

From merger	$24,003.6	$22,805.4
Additional paid-in capital	19,526.5	17,962.5
From convertible bonds	9,360.4	8,893.2
From long-term investments	351.2	214.1
From treasury stock transactions	491.0	—

	$53,732.7	$49,875.2

As of December 31, 2007 and 2008, retained earnings consisted of:

	December 31
	2007	2008
	NT$	NT$
	(In Millions)

Unappropriated earnings	$161,828.3	$102,337.4
Legal capital reserve	56,406.7	67,324.4
Special capital reserve	629.5	391.9

	$218,864.5	$170,053.7

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subjected to shareholders’ approval in the following year.

For the year ended December 31, 2008, TSMC has recorded bonuses to employees and directors with a charge to earnings of approximately 15% of net income. If the actual amounts subsequently resolved by the shareholders differ from the proposed amounts by the Board of Directors, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If stock bonuses are resolved to be distributed to employees, the number of shares is determined by dividing the amount of bonuses by the closing price (after considering the effect of cash and stock dividends) of the shares on the day preceding the shareholders’ meeting.

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

The appropriations of earnings for 2006 and 2007 had been approved in TSMC’s shareholders’ meetings held on May 7, 2007, and June 13, 2008, respectively. The appropriations of earnings of 2008 were approved by the Board of Directors on February 10, 2009. The appropriations of earnings of 2008 have not yet been resolved by the shareholders. The appropriations and dividends per share were as follows:

	Appropriations of Earnings			Dividends Per Share
	For Fiscal	For Fiscal	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2006	Year 2007	Year 2008	Year 2006	Year 2007	Year 2008
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)

Legal capital reserve	$12,701.0	$10,917.7	$9,993.3
Special capital reserve	(11.2)	(237.7)	(391.9)
Bonus to employees — in cash	4,572.8	3,939.9	—
Bonus to employees — in stock	4,572.8	3,939.9	—
Cash dividends to shareholders	77,489.1	76,881.3	76,876.3	3.00	3.00	3.00
Stock dividends to shareholders	516.6	512.5	512.5	0.02	0.02	0.02
Bonus to directors and supervisors	285.8	176.9	—

	$100,126.9	$96,130.5	$86,990.2

Bonus to employees that will be paid in cash and in stock as well as bonus to directors in the amounts of NT$7,495.0 million, NT$7,495.0 million and NT$158.1 million for 2008, respectively, had been charged against earnings and the amount was consistent with the resolutions of meeting of the Board of Directors held on February 10, 2009.

TSMC’s shareholders’ meeting held on May 7, 2007 and June 13, 2008 also resolved to distribute stock dividends out of capital surplus in the amount of NT$774.9 and NT$768.8 million, respectively. The Board of Directors also resolved to distribute stock dividends out of capital surplus in the amount of NT$768.8 million on February 10, 2009. The amounts of the appropriations of earnings for 2008, bonus to employees and directors, and the stock dividends to be distributed out of capital surplus have not yet been resolved by the shareholders. However, the Company Law prescribes that TSMC, as a holder of treasury stock, shall not participate in the appropriations of earnings. Therefore, the actual cash dividend per share and stock dividend per share are slightly more than those in the aforementioned resolutions.

The amounts of the appropriations of earnings for 2006 and 2007 were consistent with the resolutions of the meetings of the Board of Directors held on February 6, 2007 and February 19, 2008, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2006 and 2007, the basic earnings per share (after income tax) for the years ended December 31, 2006 and 2007 shown in the respective financial statements would have decreased from NT$3.84 to NT$4.14 and NT$4.56 to NT$4.93, respectively. The shares distributed as a bonus to employees represented 1.77% and 1.49% of TSMC’s total outstanding common shares as of December 31, 2006 and 2007, respectively.

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

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2002 Plan, TSMC 2003 Plan, and TSMC 2004 Plan, were approved by the SFB on June 25, 2002, October 29, 2003 and January 6, 2005, respectively. The maximum number of options authorized to be granted under the TSMC 2002 Plan, TSMC 2003 Plan and TSMC 2004 Plan was 100,000 thousand, 120,000 thousand and 11,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2008.

Information about TSMC’s outstanding stock options for the years ended December 31, 2006, 2007 and 2008 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(In Thousands)	(NT$)
Year ended December 31, 2006

Balance, beginning of year	67,758	$39.4
Options granted	2,758	40.1
Options exercised	(14,550)	40.1
Options canceled	(3,152)	43.7

Balance, end of year	52,814	39.6

Year ended December 31, 2007

Balance, beginning of year	52,814	$37.9
Options granted	1,094	37.9
Options exercised	(10,988)	39.8
Options canceled	(1,045)	45.9

Balance, end of year	41,875	37.4

Year ended December 31, 2008

Balance, beginning of year	41,875	$35.6
Options granted	767	35.2
Options exercised	(6,027)	37.7
Options canceled	(381)	46.5

Balance, end of year	36,234	35.3

The number of outstanding options and exercise prices have been adjusted to reflect the appropriations of earnings by TSMC in accordance with the plans. The options granted included the result of the aforementioned adjustment.

As of December 31, 2008, information about TSMC’s outstanding and exercisable options was as follows:

	Options Outstanding
		Weighted-		Options Exercisable
		average	Weighted-		Weighted-
Range of	Number of	Remaining	average	Number of	average
Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)

$24.2-$33.9	25,633	4.15	$31.0	25,633	$31.0
38.2- 50.4	10,601	5.89	45.8	8,669	45.5

	36,234		35.3	34,302	34.6

GUC’s Employee Stock Option Plans, consisting of the GUC 2002 Plan and GUC 2003 Plan, were approved by its Board of Directors on July 1, 2002 and January 23, 2003, respectively. The maximum number of options authorized to be granted under the GUC 2002 Plan and GUC 2003 Plan was 5,000 and 7,535, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Moreover, the GUC 2004 Plan, GUC 2006 Plan, and GUC 2007 Plan were approved by the SFB on August 16, 2004, July 3, 2006, and November 28, 2007 to grant a maximum of 2,500 options, 3,665 options and 1,999 options, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option Plans are valid for six years. Options of all three Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about GUC’s outstanding stock options for the years ended December 31, 2006, 2007 and 2008 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Prices (NT$)
Year ended December 31, 2006

Balance, beginning of year	7,132	$10.7
Options granted	3,689	19.5
Options exercised	(2,862)	10.5
Options canceled	(617)	12.1

Balance, end of year	7,342	14.0

Year ended December 31, 2007

Balance, beginning of year	7,342	$14.0
Options granted	2,053	183.6
Options exercised	(1,563)	10.2
Options canceled	(234)	13.5

Balance, end of year	7,598	60.3

Year ended December 31, 2008
Balance, beginning of year	7,598	$60.3
Options granted	284	14.8
Options exercised	(2,115)	14.0
Options canceled	(210)	168.4

Balance, end of year	5,557	66.6

The number of outstanding options and exercise prices have been adjusted to reflect the appropriation of earnings by GUC in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of December 31, 2008, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding
		Weighted-		Options Exercisable
		average	Weighted-		Weighted-
RANGE OF		Remaining	average		average
Exercise	Number of	Contractual	Exercise	Number of	Exercise
Price (NT$)	Options	Life (Years)	Price (NT$)	Options	Price (NT$)

$8.9-$10.5	1,450	2.75	$9.2	343	$9.9
16.4	2,361	2.67	16.4	528	16.4
182.0	1,746	5.00	182.0	—	—

	5,557		66.6	871	13.9

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

Information about XinTec’s outstanding options for the years ended December 31, 2007 and 2008 was as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(in Thousands)	Price (NT$)
Year ended December 31, 2007

Balance, beginning of year	4,968	$13.0
Options granted	5,555	17.3
Options canceled	(881)	14.1

Balance, end of year	9,642	15.1

Year ended December 31, 2008

Balance, beginning of year	9,642	$15.1
Options granted	(728)	12.4
Options canceled	(1,472)	15.5

Balance, end of year	7,442	14.8

The exercise prices have been adjusted to reflect the appropriation of earnings by XinTec in accordance with the plans.
As of December 31, 2008, information about XinTec’s outstanding and exercisable options was as follows:

	Options Outstanding
		Weighted-		Options Exercisable
		average	Weighted-		Weighted-
RANGE OF	Number of	Remaining	average	Number of	average
Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)

$12.4-$14.3	4,050	7.90	$12.7	1,425	$12.4
15.4- 19.4	3,392	8.73	17.4	—	—

	7,442		14.8	1,425	12.4

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

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2006, 2007 and 2008. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the years ended December 31, 2006, 2007 and 2008 would have been as follows:

Year Ended December 31
		2006	2007	2008

Assumptions:
TSMC	Weighted average fair value of grants	—	—	—
	Expected dividend yield	1.00%-3.44%	1.00%-3.44%	1.00%-3.44%
	Expected volatility	43.77%-46.15%	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years	5 years

GUC	Weighted average fair value of grants	3.73	63.74	—
	Expected dividend yield	—	0.00%-0.60%	0.00%-0.60%
	Expected volatility	22.65%-41.74%	22.65%-45.47%	22.65%-45.47%
	Risk free interest rate	2.23%-2.56%	2.12%-2.56%	2.12%-2.56%
	Expected life	3-6 years	3-6 years	3-6 years

XinTec	Weighted average fair value of grants	—	2.84	—
	Expected dividend yield	—	0.80%	0.80%
	Expected volatility	—	31.79%-47.42%	31.79%-47.42%
	Risk free interest rate	—	1.88%-2.45%	1.88%-2.45%
	Expected life	—	3 years	3 years

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
		(In Millions)

Net income attributable to shareholders of the parent:
As reported	$127,009.7	$109,177.1	$99,933.2
Pro forma	126,887.2	109,054.9	100,037.6

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	4.72	4.06	3.86
Pro forma basic EPS	4.72	4.06	3.86
Diluted EPS as reported	4.72	4.06	3.83
Pro forma diluted EPS	4.71	4.06	3.83
The expected volatility is determined based on the historical stock price trends. The expected life computation is based on business environment and the option plan itself. The risk-free interest rate for periods within the contractual life of the option is based on the treasury yield curve in effect at the time of grant. The dividend yield is based on the anticipated future cash dividends yield at the time of grant.

22.	TREASURY STOCK

				(Shares in Thousands)
	Beginning		Stock		Ending
	Shares	Addition	Dividends	Retirement	Shares
Year ended December 31, 2007

Parent company stock held by subsidiaries	33,926	—	170	—	34,096
Repurchase under share buyback plan	—	800,000	—	—	800,000

	33,926	800,000	170	—	834,096

Year ended December 31, 2008

Parent company stock held by subsidiaries	34,096	—	171	34,267	—
Repurchase under share buyback plan	800,000	495,549	—	1,295,549	—

	834,096	495,549	171	1,329,816	—

As of December 31, 2007, the book value of the treasury stock was NT$49,385.0 million; the market value was NT$51,713.9 million. TSMC’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.

TSMC held a meeting of the Board of Directors on November 13, 2007 and approved a share buyback plan to repurchase the TSMC’s common shares up to 800,000 thousand shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. TSMC had repurchased 800,000 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired on February 2008.

TSMC held a meeting of the Board of Directors on May 13, 2008 and approved a share buyback plan to repurchase the TSMC’s common shares up to 500,000 thousand shares listed on the TSE during the period from May 14, 2008 to July 13, 2008 for the buyback price in the range from NT$48.25 to NT$100.50. TSMC had repurchased 216,674 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired on August 2008.

TSMC held a meeting of the Board of Directors on August 12, 2008 and approved a share buyback plan to repurchase the TSMC’s common shares up to 283,000 thousand shares listed on the TSE during the period from August 13, 2008 to October 12, 2008 for the buyback price in the range from NT$42.85 to NT$86.20. TSMC had repurchased 278,875 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in November 2008.

TSMC merged Chi Cherng and Hsin Ruey in the third quarter of 2008. TSMC’s common shares held by Chi Cherng and Hsin Ruey in the number of 34,267 thousand shares were retired on August 2008.

23.	EARNINGS PER SHARE

	Year Ended December 31
	2006		2007		2008
	Before	After	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax	Income Tax	Income Tax
Basic EPS
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$4.96	$4.66	$4.50	$4.06	$4.28	$3.86
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	0.05	0.06	—	—	—	—

Income attributable to shareholders of the parent	$5.01	$4.72	$4.50	$4.06	$4.28	$3.86

Diluted EPS
Income before cumulative effect of changes in accounting principles attributable to shareholders of the parent	$4.95	$4.66	$4.50	$4.06	$4.25	$3.83
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	0.05	0.06	—	—	—	—

Income attributable to shareholders of the parent	$5.00	$4.72	$4.50	$4.06	$4.25	$3.83

EPS is computed as follows:

				EPS
	Amounts (Numerator)			Before	After
	Before	After	Number of	Income	Income
	Income Tax	Income Tax	Shares	Tax	Tax
	NT$	NT$	(Denominator)	NT$	NT$
	(In Millions)		(In Thousands)
Year ended December 31, 2006

Basic EPS
Earnings attributable to shareholders of the parent	$134,698.7	$127,009.7	26,896,606	$5.01	$4.72

Effect of dilutive potential common stocks	—	—	23,562

Diluted EPS
Earnings attributable to shareholders of the parent (including effect of dilutive potential common stocks)	$134,698.7	$127,009.7	26,920,168	$5.00	$4.72

Year ended December 31, 2007

Basic EPS
Earnings attributable to shareholders of the parent	$120,890.7	$109,177.1	26,870,684	$4.50	$4.06

Effect of dilutive potential common stocks	—	—	21,652

Diluted EPS
Earnings attributable to shareholders of the parent (including effect of dilutive potential common stocks)	$120,890.7	$109,177.1	26,892,336	$4.50	$4.06

Year ended December 31, 2008

Basic EPS
Earnings attributable to shareholders of the parent	$110,847.8	$99,933.2	25,909,643	$4.28	$3.86

Effect of dilutive potential common shares
Bonus to employees	—	—	181,943
Stock options	—	—	15,090

Diluted EPS
Earnings attributable to shareholders of the parent (including effect of dilutive potential common stocks)	$110,847.8	$99,933.2	26,106,676	$4.25	$3.83

As discussed in Note 3, effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record bonuses paid to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing share, or in combination of both cash and shares, potential shares from bonus to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of bonus to employees by the closing price (after consideration of the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of employee bonus are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends and employee stock bonuses. This adjustment caused the basic after income tax EPS for the year ended December 31, 2006 and 2007 to decrease from NT$4.93 to NT$4.72 and NT$4.14 to NT$4.06, respectively. This adjustment caused diluted after income tax EPS for the year ended December 31, 2006 and 2007 to decrease from NT$4.92 to NT$4.72 and NT$4.14 to NT$4.06, respectively.

24.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	December 31
	2007		2008
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)		(In Millions)

Assets

Financial assets at fair value through profit or loss	$1,632.4	$1,632.4	$55.7	$55.7
Available-for-sale financial assets	68,089.1	68,089.1	12,931.4	12,931.4
Held-to-maturity financial assets	20,224.6	20,192.2	21,308.2	21,457.0

Liabilities

Financial liabilities at fair value through profit or loss	249.3	249.3	85.2	85.2
Bonds payable (including current portion)	12,500.0	12,670.0	12,500.0	12,612.4
Long-term bank loans (including current portion)	2,003.0	2,003.0	1,642.9	1,642.9
Other long-term payables (including current portion)	13,083.2	13,083.2	10,674.7	10,674.7
Obligations under capital leases	652.3	652.3	722.3	722.3

b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, payables, and payables to contractors and equipment suppliers and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	For those derivatives and structured time deposits with no quoted market prices, their fair values are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.
c.	The changes in fair value of derivatives contracts which were outstanding as of December 31, 2007 and 2008 estimated using valuation techniques were recognized as valuation losses of NT$207.1 million and NT$42.7 million, respectively.

d.	Movements of the unrealized gain/loss on financial instruments for the years ended December 31, 2007 and 2008 were as follows:

	Year Ended December 31, 2007
		From
	From	Available-
	Available-	for-sale
	for-sale	Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of year	$386.0	$175.6	$561.6
Recognized directly in shareholders’ equity	849.8	(122.4)	727.4
Removed from shareholders’ equity and recognized in earnings	(608.0)	—	(608.0)

Balance, end of year	$627.8	$53.2	$681.0

	Year Ended December 31, 2008
		From
	From	Available-
	Available-	for-sale
	for-sale	Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of year	$627.8	$53.2	$681.0
Recognized directly in shareholders’ equity	738.6	(142.1)	596.5
Removed from shareholders’ equity and recognized in earnings	(1,564.8)	—	(1,564.8)

Balance, end of year	$(198.4)	$(88.9)	$(287.3)

e.	Information about financial risk
1)	Market risk. The publicly traded stocks categorized as financial assets at fair value through profit or loss are exposed to market price fluctuations. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates would result in changes in fair value of these debt securities. Subject to recent turmoil in the global financial market, the Company evaluated its financial assets and determined that certain impairment for its asset-backed securities is other-than-temporary. The Company had appropriately recognized related impairment losses.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. Subject to recent turmoils in the global financial market, the Company evaluated the financial instruments for any possible counter-party or third-party default. As a result of the evaluation, the Company determined that certain financial instruments are exposed to credit risk and had appropriately recognized related impairment losses.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
25.	RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Philips, one of the major shareholders of TSMC, which has become a non-related party since March, 2007.

b.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

c.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

d.	Others

Related parties over which the Company exercises significant influence but with which the Company had no material transactions.

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
	(In Millions)

For the year

Sales
VIS	$14.4	$59.2	$80.1
VisEra	99.4	739.9	30.8
SSMC	6.5	2.9	1.9
Philips	4,025.0	—	—
Others	42.0	—	—

	$4,187.3	$802.0	$112.8

Purchases
SSMC	$6,820.6	$5,468.4	$4,441.8
VIS	3,919.6	4,208.2	3,260.2
VisEra	—	0.6	0.5

	$10,740.2	$9,677.2	$7,702.5

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
	(In Millions)

Manufacturing expenses
VisEra	$—	$63.9	$133.1
VIS	—	0.4	—
Philips (see Note 28a)	755.9	—	—

	$755.9	$64.3	$133.1

Research and development expenses
VisEra	$—	$43.1	$0.5

Non-operating income and gains
VIS (primarily technical service income, see Note 28f)	$261.2	$346.3	$296.2
SSMC (primarily technical service income, see Note 28e)	315.0	290.6	244.9
VisEra	246.2	321.8	101.6

	$822.4	$958.7	$642.7

As of December 31

Receivables
VisEra	$1.0	$10.9	$0.4
Philips	250.9	—	—
Others	0.4	—	—

	$252.3	$10.9	$0.4

Other receivables
SSMC	$69.6	$84.8	$56.9
VIS	121.9	118.7	43.0
VisEra	59.0	40.1	—
Others	6.4	—	—

	$256.9	$243.6	$99.9

As of December 31

Payables
VIS	$719.8	$839.6	$317.9
SSMC	459.3	655.1	162.8
VisEra	—	8.7	9.2
Philips	688.6	—	—

	$1,867.7	$1,503.4	$489.9

Other long-term payables
Philips (see Note 28a)	$403.4	$—	$—

Deferred credits
VisEra	$124.4	$62.2	$—

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TSMC deferred the net gains (classified under deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.

TSMC leased certain buildings and facilities to VisEra. The related rental income was classified under non-operating income. The lease terms and prices were determined in accordance with mutual agreements. The lease agreement between TSMC and VisEra expired in April 2008.

26.	PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for long-term bank loans and land lease agreements, which were as follows:

	December 31
	2007	2008
Other financial assets	$48.9	$33.4
Property, plant and equipment, net	5,733.3	4,032.6

	$5,782.2	$4,066.0

27.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land and office premises from the SPA and Jhongli Industrial Park Service Center. These operating leases expire on various dates from December 2008 to December 2028 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain equipment located in the United States, Europe, Japan, China and Taiwan. These operating leases expire between 2009 and 2018 and can be renewed upon expiration.

As of December 31, 2008, future lease payments were as follows:

Year	Amount
NT$
(In Millions)

2009	$556.6
2010	489.1
2011	430.2
2012	421.0
2013 and thereafter	3,009.0

$4,905.9

Rent expense for the years ended December 31, 2006, 2007 and 2008 was NT$1,368.2 million, NT$1,398.3 million and NT$1,620.6 million, respectively.

28.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of December 31, 2008, excluding those disclosed in other notes, were as follows:
a.	On June 20, 2004, TSMC and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between TSMC and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, TSMC will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of the TSMC’s annual net sales. TSMC and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. TSMC also obtained through Philips (now NXP B.V.) a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

c.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2008, TSMC had a total of US$43.4 million of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

g.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175.0 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of December 31, 2008, SMIC had paid US$120.0 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. The result of the above-mentioned litigation cannot be determined at this time.

h.	In April 2004, UniRAM Technology, Inc. (“UniRAM”) filed an action against MoSys Inc., TSMC and TSMC North America in the U.S. District Court for the Northern District of California, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. TSMC appealed after the United States District Court for the Northern District of California rendered judgment in favor of UniRAM in May 2008. In the third quarter of 2008, TSMC and TSMC North America had reached agreement with UniRAM to settle the dispute. In accordance with the settlement, the judgment has been vacated and the claims asserted by UniRAM are fully and finally settled. As of December 31, 2008, TSMC had accounted for the result of the settlement in accordance with the aforementioned settlement agreement.

i.	The Company entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$7,908.5 million and NT$8,579.7 million as of December 31, 2007 and 2008, respectively, which is included in other long-term payables on the Company’s consolidated balance sheets.

29.	SEGMENT FINANCIAL INFORMATION
a.	Industry financial information

The Company operates in one industry. Therefore, the disclosure of industry financial information is not applicable to the Company.

b.	Geographic information:

			Adjustments
	North America		and
	and Others	Taiwan	Elimination	Consolidated
	NT$	NT$	NT$	NT$
	(In Millions)

Year ended December 31, 2006

Sales to other than consolidated entities	$191,511.9	$125,895.3	$—	$317,407.2
Sales among consolidated entities	18,998.6	191,345.1	(210,343.7)	—

Total sales	$210,510.5	$317,240.4	$(210,343.7)	$317,407.2

Gross profit	$5,641.4	$150,498.0	$(329.3)	$155,810.1

Operating expenses				(28,545.4)
Non-operating income and gains				9,705.6
Non-operating expenses and losses				(3,608.1)

Income before income tax				$133,362.2

Net income attributable to minority interest				$185.5

Identifiable assets	$133,341.6	$441,339.4	$(41,091.0)	$533,590.0

Long-term investments				53,895.2

Total assets				$587,485.2

Year ended December 31, 2007

Sales to other than consolidated entities	$193,066.2	$129,564.4	$—	$322,630.6
Sales among consolidated entities	18,084.1	194,035.5	(212,119.6)	—

Total sales	$211,150.3	$323,599.9	$(212,119.6)	$322,630.6

Year ended December 31, 2007
Gross profit	$3,895.1	$139,227.5	$(772.4)	$142,350.2

Operating expenses				(30,628.3)
Non-operating income and gains				11,933.8
Non-operating expenses and losses				(2,013.7)

Income before income tax				$121,642.0

Net income attributable to minority interest				$755.3

Identifiable assets	$145,483.4	$439,675.9	$(50,755.4)	$534,403.9

Long-term investments				36,461.3

Total assets				$570,865.2

(Continued)

			Adjustments
	North America		and
	and Others	Taiwan	Elimination	Consolidated
	NT$	NT$	NT$	NT$
	(In Millions)

Year ended December 31, 2008

Sales to other than consolidated entities	$193,727.6	$139,430.1	$—	$333,157.7
Sales among consolidated entities	16,280.8	194,731.5	(211,012.3)	—

Total sales	$210,008.4	$334,161.6	$(211,012.3)	$333,157.7

Gross profit	$2,114.1	$140,540.3	$(904.8)	$141,749.6

Operating expenses				(37,314.2)
Non-operating income and gains				10,821.4
Non-operating expenses and losses				(3,784.6)

Income before income tax				$111,472.2

Net income attributable to minority interest				$590.0

Identifiable assets	$122,781.6	$425,545.2	$(29,391.7)	$518,935.1

Long-term investments				39,981.5

Total assets				$558,916.6

(Concluded)

c.	Net sales

	Year Ended December 31
Areas	2006	2007	2008
	NT$	NT$	NT$
		(In Millions)

Taiwan	$34,483.2	$42,876.0	$44,663.5
United States	155,166.0	163,242.2	203,998.8
Asia and others	105,808.9	84,802.0	57,610.5
Europe	27,425.4	37,416.0	35,710.6

	322,883.5	328,336.2	341,983.4
Sales returns and allowances	(5,476.3)	(5,705.6)	(8,825.7)

Net sales	$317,407.2	$322,630.6	$333,157.7

The net sales information is presented by billed regions.

d.	Major customers representing at least 10% of gross sales

	Year Ended December 31
	2006		2007		2008
	NT$	%	NT$	%	NT$	%
	(In Millions)

Customer A	$33,950.4	11	$37,731.0	11	$46,523.1	14

e.	Net sales by product categories:

	Year Ended December 31
Product Category	2006	2007	2008
	NT$	NT$	NT$
		(In Millions)

Wafer fabrication	$286,452.0	$293,431.3	$295,535.9
Mask making	15,317.1	16,984.5	19,081.8
Others	15,638.1	12,214.8	18,540.0

	$317,407.2	$322,630.6	$333,157.7

30.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

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

In the R.O.C., a 10% tax is imposed on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries). For R.O.C. GAAP purposes, the Company records the 10% tax on unappropriated earnings in the year of shareholders’ approval. Starting from 2002, the American Institute of Certified Public Accountants International Practices Task Force concluded that in accordance with Emerging Issues Task Force (EITF) 95-10, “Accounting for tax credits related to dividends in accordance with SFAS 109,” the 10% tax on unappropriated earnings should be accrued under U.S. GAAP during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year. To the extent the Company does not have sufficient tax credits to offset the 10% tax, additional tax expense would be recognized under U.S. GAAP. The net effects of the adjustment of 10% tax on unappropriated earnings were NT$3,278.0 million, NT$2,260.3 million and NT$983.4 million in 2006, 2007 and 2008 under U.S. GAAP, respectively.

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

Effective January 1, 2002, the Company adopted U.S. SFAS No. 142, “Goodwill and Other Intangible Assets” and ceased amortization of goodwill which is now assessed for impairment annually or more frequently if impairment indicators arise. In accordance with U.S. SFAS No. 142, the Company had completed its goodwill impairment test at the reporting unit level and found no impairment as of December 31, 2006, 2007 and 2008.

Effective January 1, 2005, the Company adopted R.O.C. SFAS No. 35, “Accounting for Impairment of Assets” which required the Company to evaluate impairment of an asset group, including goodwill allocated to such group. The Company found no impairment as of December 31, 2006, 2007 and 2008. Effective January 1, 2006, the Company adopted R.O.C. SFAS No. 25 (revised 2005), “Business Combinations” which is similar to U.S. SFAS No. 142. Upon adoption of R.O.C. SFAS No.25, the Company ceased amortization of goodwill which is now assessed for impairment in accordance with the provisions of the standard and R.O.C. SFAS No. 35.

f.	Bonuses to employees, directors and supervisors

According to R.O.C. regulations and TSMC’s Articles of Incorporation, a portion of the Company’s distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are usually paid in cash. However, bonuses to employees may be paid in cash or stock, or a combination of both.

Under R.O.C. GAAP, prior to January 1, 2008, the bonuses, including stock bonuses which are valued at the par value of NT$10 each, are treated as appropriations of retained earnings and are charged to retained earnings after such bonuses are formally approved by the shareholders in the following year.

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

Prior to January 1, 2008, the Company records two separate U.S. GAAP reconciling adjustments relating to bonuses paid to employees, directors and supervisors each year. The first reconciling adjustment, referred to as “Bonuses to employees, directors and supervisors — current year accrual”, records the full bonuses earned in the current year, in an amount equal to the product of the total net income for the current year multiplied by the percentage set forth based on management’s estimate pursuant to TSMC’s Articles of Incorporation. The second reconciling adjustment, referred to as “Fair market value adjustment of prior year accrual”, is made in the following year to record the additional compensation expense for prior-year bonuses paid in stock, which is measured at the fair market value on the date of stock distribution.

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued in March 2007 by the ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The amount of compensation expense related to stock bonuses is determined based on the market value of TSMC’s common stock at the date before the shareholders’ meeting.

Accordingly, as of December 31, 2008, the Company is no longer required to record the first reconciling adjustment as referred above. However, the Company recorded the second reconciling adjustment to reflect the additional compensation expense recognized in 2008 for 2007 bonuses paid in stock, which was measured at the fair market value on the date of stock distribution. Starting from January 1, 2009, the only U.S. GAAP reconciling adjustment for the bonuses paid in stock will be the difference of the market value of TSMC’s common stock between the date of stock distribution and the date before the shareholders’ meeting.

g.	Pension benefits

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

The difference of the overfunded or underfunded status at the date of adoption and hereafter give rise to a U.S. GAAP difference in the actuarial computation and the related amortization.

h.	Stock-based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of U.S. Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (U.S. SFAS No. 123R), and the modified prospective transition method and therefore has not restated the results for prior periods. Under the transition method, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all unvested stock-based compensation awards granted prior to January 1, 2006 that are expected to vest, based on the grant date fair value estimated in accordance with the original provision of U.S. SFAS No. 123, “Accounting for Stock-Based Compensation” (U.S. SFAS No. 123) or the intrinsic value described in the next paragraph. Upon an employee’s termination, unvested awards are forfeited, which affects the quantity of options to be included in the calculation of stock-based compensation expense. Forfeitures do not include vested options that expire unexercised. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimate in accordance with the provisions of U.S. SFAS No. 123R. The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally the option vesting term of four years. Prior to the adoption of U.S. SFAS No. 123R, the Company recognized stock-based compensation expense in accordance with U.S. Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (U.S. APB 25). See Note 31d for additional stock-based compensation disclosures.

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

Under R.O.C. GAAP, employee stock option plans that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the ARDF. The Company adopted the intrinsic value method and any compensation expense determined using this method is recognized over the vesting period. No stock-based compensation expense was recognized under R.O.C. GAAP for the years ended December 31, 2006, 2007 and 2008.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”, which is similar in many respects to U.S. SFAS No. 123R and requires companies to record share-based payment transactions in the financial statements at fair value for the employee stock option plans that were granted or modified after December 31, 2007. The Company did not grant or modify employee stock options since January 1, 2008.

i.	Carry interest

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

Under R.O.C. GAAP, carry interest expense was not accrued prior to 2006 as the marketable security investments were carried at the lower of cost or market and no unrealized gains were recognized prior to disposal of investments. After adoption of ROC SFAS No. 34 and 36 on January 1 2006, the carry interest accrued for the trading marketable security is recognized as an expense while the carry interest accrued for the available-for-sale marketable security is recognized as an adjustment of unrealized gain under the shareholders’ equity.

Under U.S. GAAP, the Company accrued an expense of NT$193.3 million in 2005 and reversed such accrual in 2006 since the expense was recorded under R.O.C. GAAP starting from 2006.

j.	Earnings per share

Under R.O.C. GAAP, earnings per share is calculated as described in Notes 2 and 23. Under U.S. GAAP, earnings per share is calculated by dividing net income by the average number of shares outstanding in each period, adjusted retroactively for any stock dividends issued and stock splits subsequently. Other shares issued from unappropriated earnings, such as stock bonuses to employees, are included in the calculation of weighted-average number of shares outstanding from the date of issuance.

Under both R.O.C. GAAP and U.S. GAAP, the unvested stock options are included in the diluted EPS calculation using the treasury stock method if the inclusion of such would be dilutive. The accounting for stock options under R.O.C. GAAP is generally the same as U.S. APB 25 in all material aspects, which uses intrinsic value to account for the stock-based compensation. However, under U.S. GAAP, upon the adoption of SFAS No. 123R, the denominator used to calculate diluted EPS is likely to be different from the denominator used under U.S. APB 25 and R.O.C. GAAP.

U.S. SFAS No.123R paragraphs 66 and 67 state that the shares or stock options shall be treated as contingently issuable shares in accordance with U.S. SFAS No. 128, “Earnings per share”. The statement provides guidance on applying the treasury stock method for equity instruments granted in share-based payment transactions in determining diluted earnings per share. In applying the treasury stock method, the assumed proceeds shall be the sum of (a) the exercise price, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits that would be credited to additional paid-in capital assuming exercise of the options. Therefore, the number of shares included in the denominator of the diluted EPS calculation under U.S. SFAS No. 128 will be different from that under R.O.C. GAAP. Earnings per equivalent American Depository Share (ADS) is calculated by multiplying earnings per share by five (one ADS represents five common shares).

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

Under U.S. GAAP, the Company consolidated the accounts of GUC for the years ended December 31, 2006, 2007, and 2008. GUC is a business entity and an independent operation, which satisfies the exemption defined in paragraph 4h of U.S. FIN 46R. Therefore, GUC does not fall under the scope of U.S. FIN46R, and the Company follows U.S. ARB No. 51 as well as Regulation S-X Rule 1-02(g) to determine whether a parent-subsidiary relationship existed.

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

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions Except Per Share Amounts)

Net income

Net income attributable to shareholders of the parent based on R.O.C. GAAP	$127,009.7	$109,177.1	$99,933.2	$3,050.5

Adjustments:
a. Marketable securities
1. Realization of unrealized loss on marketable securities	(262.0)	(52.3)	(98.0)	(3.0)
2. Reversal of cumulative effect of change in accounting principle for adopting R.O.C. SFAS No. 34	(1,606.7)	—	—	—
b. U.S. GAAP adjustments on equity- method investees	(42.6)	(69.9)	(16.4)	(0.5)
c. Reversal of depreciation on assets impaired under U.S. GAAP	1,391.5	1,408.4	675.6	20.6
d. 10% tax on undistributed earnings	(3,278.0)	(2,260.3)	983.4	30.0
(Continued)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions Except Per Share Amounts)

e. Bonuses to employees, directors and supervisors
1. Current year accrual	$(9,488.6)	$(8,232.8)	$—	$—
2. Fair market value adjustment of prior year accrual	(18,016.4)	(28,352.0)	(20,369.3)	(621.8)
f. Pension expense	3.9	3.9	4.3	0.1
g. Stock-based compensation
1. Stock-based compensation	(471.7)	(373.9)	215.7	6.6
2. Cumulative effect of change in accounting principle for adopting U.S. SFAS 123R	37.9	—	—	—
h. Adjustment of carry interest	170.4	—	—	—
Income tax effect of U.S. GAAP adjustments	98.3	(41.9)	(96.4)	(2.9)
Minority interest effect of U.S. GAAP adjustments	165.0	451.3	241.1	7.4

Net adjustment	(31,299.0)	(37,519.5)	(18,460.0)	(563.5)

Net income based on U.S. GAAP	$95,710.7	$71,657.6	$81,473.2	$2,487.0

Basic earnings per common share based on U.S. GAAP
Income before cumulative effect of changes in accounting principles	$3.70	$2.73	$3.17	$0.10
Cumulative effect of changes in accounting principles	—	—	—	—

Net income	$3.70	$2.73	$3.17	$0.10

Diluted earnings per common share based on U.S. GAAP
Income before cumulative effect of changes in accounting principles	$3.69	$2.72	$3.15	$0.10
Cumulative effect of changes in accounting principles	—	—	—	—

Net income	$3.69	$2.72	$3.15	$0.10

(Continued)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions Except Per Share Amounts)
Basic earnings per ADS
Income before cumulative effect of changes in accounting principles	$18.48	$13.63	$15.85	$0.48
Cumulative effect of changes in accounting principles	0.01	—	—	—

Net income	$18.49	$13.63	$15.85	$0.48

Diluted earnings per ADS
Income before cumulative effect of changes in accounting principles	$18.47	$13.62	$15.73	$0.48
Cumulative effect of changes in accounting principles	—	—	—	—

Net income	$18.47	$13.62	$15.73	$0.48

Basic number of weighted average shares outstanding under U.S. GAAP (in thousands)	25,881,690	26,277,790	25,697,579

Diluted number of weighted average shares outstanding under U.S. GAAP (in thousands)	25,905,253	26,299,442	25,894,469

	December 31
	2007	2008
	NT$	NT$	US$
			(Note 3)
	(In Millions)

Shareholders’ equity
Equity attributable to shareholders of the parent based on R.O.C. GAAP	$487,091.4	$476,377.1	$14,541.4

Adjustments:
a. U.S. GAAP adjustments on equity-method investees	(432.5)	(485.0)	(14.8)
b. Impairment of long-lived assets
1. Loss on impairment of assets	(10,573.7)	(10,709.6)	(326.9)
2. Reversal of depreciation on assets impaired under U.S. GAAP	9,878.6	10,709.6	326.9
c. 10% tax on undistributed earnings	(5,538.3)	(4,530.6)	(138.3)
d. Goodwill
1. Carrying amount difference from 68% equity interest in TASMC’s share acquisition	52,212.7	52,212.7	1,593.8
2. Reversal of amortization of goodwill recognized under R.O.C. GAAP	(11,274.1)	(11,228.9)	(342.8)
(Continued)

	December 31
	2007	2008
	NT$	NT$	US$
			(Note 3)
	(In Millions)
e. Bonuses to employees, directors and supervisors	$(8,175.3)	$—	$—
f. Accrued pension cost	(39.9)	(35.6)	(1.1)
g. Accrual for deferred pension loss under US SFAS No. 158	(87.5)	(1,288.9)	(39.3)
Income tax effect of U.S. GAAP adjustments	166.6	68.4	2.1
Minority interest effect of U.S. GAAP adjustments	0.1	—	—

Net increase in equity attributable to shareholders of the parent	26,136.7	34,712.1	1,059.6

Equity attributable to shareholders of the parent based on U.S. GAAP	$513,228.1	$511,089.2	$15,601.0

(Concluded)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Changes in equity attributable to shareholders of the parent based on U.S. GAAP

Balance, beginning of year	$477,297.2	$532,403.0	$513,228.1	$15,666.3
Net income for the year	95,710.7	71,657.6	81,473.2	2,487.0
Unrealized gain (loss) on available-for-sale marketable securities
TSMC	338.7	290.9	(728.2)	(22.2)
Equity-method investees	151.1	(119.2)	(142.1)	(4.3)
Common shares issued as bonus to employees
TSMC	21,431.1	32,776.7	24,213.8	739.2
Equity-method investees	51.6	78.7	52.0	1.6
Adjustment arising from changes of ownership percentage in investees	186.1	(85.6)	(138.9)	(4.3)
Translation adjustments	(549.1)	93.4	1,616.9	49.3
Treasury stock repurchased by the Company	—	(48,466.9)	(30,427.5)	(928.8)
Cash dividends received by subsidiaries from parent company	82.3	101.8	102.3	3.1
Cash dividends to common shareholders	(61,825.1)	(77,489.1)	(76,881.3)	(2,346.8)
Stock-based compensation	326.2	233.4	(252.6)	(7.7)
Issuance of stock from exercising stock options	575.2	436.9	227.2	6.9
(Continued)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Adjustment of pension cost upon adoption of U.S. SFAS No. 158
TSMC	$(1,391.3)	$—	$—	$—
Equity-method investees	18.3	—	—	—
Changes in actuarial gain (loss) and transition obligation
TSMC	—	1,303.8	(1,201.4)	(36.7)
Equity-method investees	—	12.7	(52.3)	(1.6)

Balance, end of year	$532,403.0	$513,228.1	$511,089.2	$15,601.0

(Concluded)
The following U.S. GAAP condensed balance sheets as of December 31, 2007 and 2008, and statements of operations for the years ended December 31, 2006, 2007 and 2008 have been derived from the audited consolidated financial statements and reflect the adjustments presented above.
Certain accounts have been reclassified to conform to U.S. GAAP. Technical service income is included in sales with the related costs included in cost of sales. Provision for litigation loss, gains and losses on disposal of property, plant and equipment and other assets, rental income with related costs, impairment losses on idle assets and certain other items in non-operating income (expense) are included in operating expenses.

	December 31
	2007	2008
	NT$	NT$	US$
			(Note 3)
	(In Millions)

Assets
Current assets	$249,822.3	$252,618.4	$7,711.2
Long-term investments	36,028.8	39,496.5	1,205.6
Property, plant and equipment, net	259,557.0	243,645.4	7,437.3
Goodwill	46,926.2	47,028.2	1,435.5
Other assets	18,508.4	16,695.3	509.7

Total assets	$610,842.7	$599,483.8	$18,299.3

Liabilities
Current liabilities	$62,419.5	$61,361.7	$1,873.1
Long-term liabilities	24,284.5	16,191.0	494.3
Other liabilities	7,316.6	6,870.8	209.7
Minority interest in subsidiaries	3,594.0	3,971.1	121.2
Equity attributable to shareholders of the parent	513,228.1	511,089.2	15,601.0

Total liabilities and shareholders’ equity	$610,842.7	$599,483.8	$18,299.3

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Net sales	$317,978.7	$323,221.0	$334,339.6	$10,205.7
Cost of sales	179,174.2	202,045.7	203,733.9	6,219.0

Gross profit	138,804.5	121,175.3	130,605.7	3,986.7
Operating expenses	37,050.1	44,775.0	44,423.4	1,356.0

Income from operations	101,754.4	76,400.3	86,182.3	2,630.7
Non-operating income, net	4,892.3	9,573.1	5,701.9	174.1

Income before income tax, minority interest and cumulative effect of changes in accounting principles	106,646.7	85,973.4	91,884.2	2,804.8
Income tax expense	10,953.4	14,011.8	10,062.0	307.1

Net income before minority interest and cumulative effect of changes in accounting principles	$95,693.3	$71,961.6	$81,822.2	$2,497.7

Cumulative effect of changes in accounting principles	$37.9	$—	$—	$—

Net income attributable to shareholders of the parent	$95,710.7	$71,657.6	$81,473.2	$2,487.0

Net income attributable to minority interest	20.5	304.0	349.0	10.7

The Company reports comprehensive income (loss) in accordance with U.S. SFAS No. 130, “Reporting Comprehensive Income” for U.S. GAAP purposes. U.S. SFAS No. 130 requires that in addition to net income (loss), a company should report other comprehensive income (loss) consisting of the changes in equity of the company during the year from transactions and other events and circumstance from nonowner sources. It includes all changes in equity during the year except those resulting from investments by shareholders and distribution to shareholders. The components of other comprehensive income for the Company consist of unrealised gains and losses relating to the translation of financial statements maintained in foreign currencies, unrealized gains and losses relating to the Company’s investments in available-for-sale securities and changes in actuarial loss and transition obligation of the defined benefit pension plan.

Statements of comprehensive income for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Net income attributable to shareholders of the parent based on U.S. GAAP	$95,710.7	$71,657.6	$81,473.2	$2,487.0

Other comprehensive income (loss), net of tax:
Adjustment of unrealized gain (loss) on financial instruments
TSMC	338.7	290.9	(728.2)	(22.2)
Equity-method investees	151.1	(119.2)	(142.1)	(4.3)
Translation adjustments	(549.1)	93.4	1,616.9	49.3
Changes in actuarial gain /loss and transition obligation
TSMC	—	1,303.8	(1,201.4)	(36.7)
Equity-method investees	—	12.7	(52.3)	(1.6)

Comprehensive income	$95,651.4	$73,239.2	$80,966.1	$2,471.5

     The components of accumulated other comprehensive income (loss) were as follows:

	December 31
	2007	2008
	NT$	NT$	US$
			(Note 3)
	(In Millions)

Cumulative translation adjustment	$(1,201.1)	$415.8	$12.7
Unrealized gain on financial instruments	583.0	(287.3)	(8.8)
Actuarial loss and transition obligation	(56.5)	(1,310.2)	(40.0)

Total accumulated other comprehensive loss	$(674.6)	$(1,181.7)	$(36.1)

The Company applies R.O.C. SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. SFAS No. 95, “Statement of Cash Flows”. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in deferred charges, refundable deposits and other assets-miscellaneous, and cash flows from financing activities for changes in guarantee deposits, and cash bonuses paid to employees, directors and supervisors are reclassified to operating activities under U.S. SFAS No. 95. Summarized cash flow data by operating, investing and financing activities in accordance with U.S. SFAS No. 95 are as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Net cash inflow (outflow) from:
Operating activities	$199,536.9	$173,886.5	$214,396.6	$6,544.5
Investing activities	(117,032.1)	(67,241.4)	(5,820.2)	(177.7)
Financing activities	(61,014.5)	(128,977.7)	(110,517.5)	(3,373.6)

Change in cash and cash equivalents	21,490.3	(22,332.6)	98,058.9	2,993.2
Cash and cash equivalents at the beginning of year	96,483.7	117,837.2	94,986.5	2,899.5
Effect of exchange rate changes	(136.8)	(518.1)	1,568.4	47.9

Cash and cash equivalents at the end of year	$117,837.2	$94,986.5	$194,613.8	$5,940.6

31.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP
a.	Recent accounting pronouncements

On January 1, 2008 the Company adopted U.S. SFAS No. 157, “Fair Value Measurements” (U.S. SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. U.S. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The adoption of U.S. SFAS No. 157 did not have material impact on the Company’s results of operations and financial position.

In February 2008, the FASB issued FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2), which delays the effective date of SFAS No. 157 to January 1, 2009, for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company believes that the adoption of the delayed items of SFAS No. 157 will not have material impact on the Company’s results of operations and financial position.

In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). which clarifies the application of Statement 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The Company believes the adoption of FSP 157-3 will not have material impact on the Company’s results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161,“Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (U.S. SFAS No. 161), which requires additional disclosures about the objectives of derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company beginning January 1, 2009. The Company believes the adoption of SFAS No. 161 will not have material impact on its results of operations and financial position.

In December 2007, the FASB issued U.S. SFAS No. 141R, “Business Combination” (U.S. SFAS No. 141R) and U.S. SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements- an amendment of ARB No. 51” (U.S. SFAS No. 160). U.S. SFAS No. 141R requires most of the assets acquired and liabilities assumed in the business combination to be measured at fair value, as of the acquisition date. In addition, the net assets of non-controlling interest’s share of the acquired subsidiaries should be recognized at fair value. U.S. SFAS No. 160 requires the Company to include non-controlling interests as a separate component of shareholders’ equity, instead of a liability or temporary equity. U.S. SFAS No. 141R is effective for the Company for business combination consummated on or after January 1, 2009 and U.S. SFAS No. 160 is effective for the Company beginning after January 1, 2009. The adoption of SFAS No. 141R will change the accounting treatment of the Company for business combinations on a prospective basis. The Company believes the adoption of SFAS 160 will not have material impact on its results of operations and financial position.

In February 2007, the FASB issued U.S. SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (U.S. SFAS No. 159). U.S. SFAS No. 159 allows the Company to elect to measure certain financial assets and liabilities at fair value through earnings. This statement is effective for the Company beginning January 1, 2008. The Company did not elect the fair value option for any eligible financial asset of liability.

b.	Fair Value

On January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (U.S. SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

SFAS No. 157 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the Company.

In addition to defining fair value, SFAS No. 157 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 — Use unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Use observable inputs other than Level 1 prices such as quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation in which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Use inputs that are generally unobservable and reflect the use of significant management judgments and estimates.

The following section describes the valuation methodologies the Company uses to measure financial assets and liabilities at fair value.

For investments other than forward and cross currency swap contract, the Company uses quoted prices in active markets for identical assets to determine fair value where applicable. This pricing methodology applies to our Level 1 investments such as agency bonds, corporate bonds, money market funds, government bonds and publicly traded stocks. If quoted prices in active markets for identical assets are not available, then the Company uses quoted prices that are observable and can be corroborated with other observable market data for identical assets in less active markets. These investments are included in Level 2 and primarily consist of corporate issued asset-backed securities. For the year ended December 31, 2008, none of the Company’s financial assets measured at fair value on a recurring basis was determined by using significant unobservable inputs and classified as Level 3.

For forward and cross currency swap contract, fair values are estimated using industry standard valuation models. These models use market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies to project fair value. The forward and cross currency swap contract financial assets and liabilities are included in Level 2.

The following table presents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
		(In Millions)
Assets
Derivative financial assets
Forward and Cross currency swap contract	$—	$42.4	$—	$42.4
Marketable securities — trading
Publicly traded stocks	13.3	—	—	13.3

Marketable securities — available-for-sale
Agency bonds	5,696.5	—	—	5,696.5
Corporate bonds	3,241.1	38.0	—	3,279.1
Corporate issued asset-backed securities	—	2,334.9	—	2,334.9
Money market funds	1,000.1	—	—	1,000.1
Government bonds	340.9	—	—	340.9
Publicly traded stocks	279.9	—	—	279.9

Total	$10,571.8	$2,415.3	$—	$12,987.1

Liabilities
Derivative financial liabilities
Forward and Cross currency swap contract	$—	$85.2	$—	$85.2

The table below sets out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized during the year ended December 31, 2008:

	December 31,				Total
	2008	Level 1	Level 2	Level 3	Losses
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Financial assets carried at cost	$3,615.4	$—	$—	$3,615.4	$(625.5)

Financial assets carried at cost consist primarily of non-publicly traded stocks. The Company reviews the carrying values of financial assets carried at cost when impairment indicators are present. Due to the absence of quoted market price, the fair values are determined significantly based on management judgment with the best information available. The Company calculates these fair values using the market approach which includes recent financing activities, valuation of comparable companies, technology development stage, market condition and other economic factors as their fair value inputs. When the market approach is not available, the Company uses the income approach which includes the discounted cash flow and other economic factors as inputs.

In accordance with the provisions of FSP 157-2, certain non-financial assets measured at fair value on a non-recurring basis are not applicable to these fair value measurement requirements until January 1, 2009. These non-financial assets include non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.
c.	Marketable securities
As of December 31, 2007 and 2008, the marketable securities by category was as follows:

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Marketable securities — trading — publicly traded stock	$1,590.2	$13.3
Marketable securities — available-for-sale	68,089.1	12,931.4
Marketable securities — held-to-maturity	20,224.6	21,308.2
The Company uses the average cost method for trading securities and available-for-sale securities when determining their cost basis. Proceeds from sales of available-for-sale securities for the years ended December 31, 2006, 2007 and 2008 were NT$91,620.4 million, NT$94,908.7 million and NT$138,515.0 million, respectively. Net realized losses on these sales were NT$190.3 million for the year ended December 31, 2006, and net realized gains on these sales were NT$557.9 million and NT$539.2 million for the years ended December 31, 2007 and 2008 respectively.
Total appreciation of trading marketable securities held by the Company as of December 31, 2007 and 2008 was NT$1,486.0 million and NT$12.1 million, respectively.

As of December 31, 2007 and 2008, available-for-sale and held-to-maturity securities of the Company were as follows:

	December 31, 2007
		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	NT$	NT$	NT$	NT$
	(In Millions)

Corporate bonds	$21,677.4	$60.2	$(148.0)	$21,589.6
Money market funds	19,212.1	—	—	19,212.1
Government bonds	15,559.8	90.0	(24.5)	15,625.3
Open-end mutual funds	14,694.1	272.6	—	14,966.7
Agency bonds	8,529.9	111.3	(5.4)	8,635.8
Corporate issued asset-backed securities	5,930.6	17.1	(590.6)	5,357.1
Structured time deposits	2,000.0	—	(10.6)	1,989.4
Publicly traded stocks	102.6	802.7	—	905.3

Total	$87,706.5	$1,353.9	$(779.1)	$88,281.3

Categorized as:
Current assets
Available-for-sale securities				$66,688.4
Held-to-maturity securities				11,509.7
Long-term investments
Available-for-sale securities				1,400.7
Held-to-maturity securities				8,682.5

				$88,281.3

	December 31, 2008
		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	NT$	NT$	NT$	NT$
	(In Millions)

Corporate bonds	$21,449.4	$93.2	$(117.2)	$21,425.4
Agency bonds	5,583.1	118.5	(5.1)	5,696.5
Corporate issued asset-backed securities	2,752.4	—	(417.5)	2,334.9
Government bonds	1,883.1	34.8	(51.6)	1,866.3
Structured time deposits	1,643.0	142.3	—	1,785.3
Money market funds	1,000.1	—	—	1,000.1
Publicly traded stocks	118.7	161.2	—	279.9

Total	$34,429.8	$550.0	$(591.4)	$34,388.4

(Continued)

	December 31, 2008
		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	NT$	NT$	NT$	NT$
	(In Millions)

Categorized as:
Current assets
Available-for-sale securities				$10,898.7
Held-to-maturity securities				5,888.2
Long-term investments
Available-for-sale securities				2,032.7
Held-to-maturity securities				15,568.8

				$34,388.4

(Concluded)
The following table shows the gross unrealized losses and fair value of the investments with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that have been in a continuous unrealized loss position as of December 31, 2008:

	Less than 12 Months		12 Months or Greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)

Corporate bonds	$6,960.9	$(88.0)	$6,019.9	$(29.2)	$12,980.8	$(117.2)
Corporate issued asset-backed securities	688.4	(45.7)	1,450.0	(371.8)	2,138.4	(417.5)
Agency bonds	593.2	(4.5)	135.8	(0.6)	729.0	(5.1)
Government bonds	—	—	616.0	(51.6)	616.0	(51.6)

	$8,242.5	$(138.2)	$8,221.7	$(453.2)	$16,464.2	$(591.4)

The gross unrealized losses related to bonds and asset-backed securities were due to fair value fluctuations in an unstable United States credit environment. The Company has the intent and ability to hold the investments for a sufficient period of time to allow for recovery in market value.

As of December 31, 2008, the amortized cost and fair value of the Company’s available-for-sale and held-to-maturity investments in debt securities by contractual maturity were as follows:

	Cost	Fair Value
	NT$	NT$
	(In Millions)

Due in one year or less	$6,380.1	$6,377.6
Due after one year through two years	14,903.0	15,016.5
Due after two years through five years	5,520.6	5,548.2
Due after five years	6,507.3	6,166.1

	$33,311.0	$33,108.4

d.	Stock-based compensation plans

Effective January 1, 2006, TSMC adopted the fair value recognition provisions of U.S. SFAS No. 123R, using the modified prospective transition method and therefore has not restated the results for prior periods. Under the transition method, stock-based compensation expense in the year ended December 31, 2006 includes stock-based compensation expense for all share-based payment awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provision of U.S. SFAS No. 123, “Accounting for Stock-Based Compensation” (U.S. SFAS No. 123). In addition, the stock-based compensation expense also includes intrinsic value of certain outstanding share-based awards for which it was not possible to reasonably estimate their grant-date fair value under the requirement of U.S. SFAS No. 123. Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provision of U.S. SFAS No. 123R. The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally a four-year vesting period. The adoption of U.S. SFAS No. 123R resulted in a cumulative gain from accounting change of NT$37.9 million, which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted. Prior to the adoption of U.S. SFAS No. 123R, the Company accounted for awards granted under the intrinsic value method prescribed by U.S. APB 25 and related interpretations, and provided the required pro forma disclosures prescribed by U.S. SFAS No. 123. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB No. 107) regarding the SEC’s interpretation of U.S. SFAS No. 123R and the value of share-based payments for public companies. TSMC has applied the provisions of SAB No. 107 in its adoption of U.S. SFAS No. 123R. In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (SAB No. 110) amends the SEC’s views discussed in SAB 107 regarding the use of the simplified method in developing estimates of the expected life of stock options in accordance with SFAS No. 123R. The amendment allowed the continued use, subject to specific criteria, of the simplified method in estimating the expected life of stock options granted after December 31, 2008. The Company did not grant any employee stock options since then.

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

Please refer to Note 21 of the Consolidated Financial Statements for other general terms of TSMC’s, GUC’s and XinTec’s Employee Stock Option Plans, such as the maximum contractual term and the number of shares authorized for each stock option plan, as well as the supplemental information such as outstanding options as of December 31, 2008.

The weighted average remaining contractual term and aggregate intrinsic value of options under the foregoing plans as of December 31, 2008 were as follows:

	Weighted
	Average
	Remaining
	Contractual	Aggregate
	Term	Intrinsic Value
	(In Years)	NT$
		(In Millions)
TSMC:
Options outstanding	4.7	$349.3
Options exercisable	4.6	349.3
GUC:
Options outstanding	3.3	390.1
Options exercisable	2.2	89.0
XinTec:
Options outstanding	8.2	12.2
Options exercisable	7.8	4.6
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between TSMC’s or GUC’s stock closing price on the last trading date of the year ended December 31, 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008.
The number of options expected to vest for the years ended December 31, 2007 and 2008 was 16,937 thousand shares and 10,779 thousand shares, respectively.
Total intrinsic value of options exercised in the years ended December 31, 2007 and 2008 was NT$741.9million and NT$508.0 million, respectively. Total fair value of options vested, net of taxes, during the years ended December 31, 2007 and 2008 was NT$574.5 million and NT$116.3 million, respectively.
As of December 31, 2008, there was NT$132.0 million of unrecognized compensation cost related to stock-based compensation plans. The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.9 years.

e.	Uncertainty in income taxes

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An interpretation of FASB Statement No. 109” (U.S. FIN 48), which clarifies the accounting for uncertainty in income taxes by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. U.S. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of U.S. FIN 48, the Company did not recognize any cumulative effect adjustment impacting retained earnings as of the beginning of fiscal year 2007. As of December 31, 2007 and 2008, there was no material uncertain tax position or unrecognized tax benefit identified by the Company. The Company does not expect there will be any significant change in this tax position on unrecognized tax benefits within 12 months of the reporting date.

f.	Subsidy income

The subsidy income of NT$334.5 million, NT$364.3 million and NT$8.0 million recognized in the years ended December 31, 2006, 2007 and 2008, respectively, represented payments granted by the government of the People’s Republic of China in connection with the Company’s investment in Mainland China. Under R.O.C. GAAP, such government grants are recorded as non-operating income when received. In the absence of specific U.S. GAAP accounting guidance, the Company applied the International Accounting Standard 20, “Accounting for Government Grants and Disclosure of Government Assistance”. Therefore the subsidy income was recognized when received as non-operating income under U.S. GAAP as well.

g.	Settlement income

Settlement income of NT$979.2 million, NT$985.1 million and NT$951.2 million was recognized in the years ended December 31, 2006, 2007 and 2008, respectively, under the settlement agreement with Semiconductor Manufacturing Company Limited (SMIC). The dispute settlement is not a component of the activities that constitute the Company’s ongoing major or central operations and therefore is classified as non-operating income in accordance with U.S. FASB Standard of Financial Accounting Concept (SFAC) No. 6, “Elements of Financial Statements”.

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