Form 20-F
period 2009-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2010-04-15
CIK 1046179

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
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
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on Which Registered
Common Shares, par value NT$10.00 each*	The New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     As of December 31, 2009, 25,902,706,622 Common Shares, par value NT$10 each were outstanding.
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
Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐
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

Taiwan Semiconductor Manufacturing Company Limited
“TSMC”, “tsmc”, NEXSYS, NEXSYS Technology for SoC, EFOUNDRY, VIRTUAL FAB, TSMC-YOUR VIRTUAL FAB, TSMC-YOUR VIRTUAL FAB IN SEMICONDUCTOR MANUFACTURING, OPEN INNOVATION and OPEN INNOVATION PLATFORM ARE OUR REGISTERED TRADEMARKS IN VARIOUS JURISDICTIONS INCLUDING THE UNITED STATES OF AMERICA USED BY US. ALL RIGHTS RESERVED.
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
          Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the commercial production using 40-nanometer and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry as well as our plans to expand into various new businesses. Please see “Item 3. Key Information — Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
          Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial and Operating Data
          The selected income statement data, cash flow data and other financial data for the years ended December 31, 2007, 2008 and 2009, and the selected balance sheet data as of December 31, 2008 and 2009, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected income statement data, cash flow data and other financial data for the years ended December 31, 2005 and 2006 and the selected balance sheet data as of December 31, 2005, 2006 and 2007, set forth below, are derived from our audited consolidated financial statements not included herein. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted (“GAAP” or “R.O.C. GAAP”) in the Republic of China (“R.O.C.” or “Taiwan”), which differ in some material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) as further explained under note 30 to our consolidated financial statements included herein.

	Year ended and as of December 31,
	2005	2006	2007	2008	2009	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Income Statement Data:
R.O.C. GAAP
Net sales	266,565	317,407	322,630	333,158	295,742	9,256
Cost of sales(9)	(148,362)	(161,597)	(180,280)	(191,408)	(166,413)	(5,208)
Gross profit	118,203	155,810	142,350	141,750	129,329	4,048
Operating expenses(9)	(27,234)	(28,545)	(30,628)	(37,315)	(37,367)	(1,170)
Income from operations	90,969	127,265	111,722	104,435	91,962	2,878
Non-operating income and gains(1) (8)	9,399	9,839	11,934	10,822	5,654	177
Non-operating expenses and losses(1) (8)	(6,105)	(3,742)	(2,014)	(3,785)	(2,153)	(67)
Income before income tax and minority interest	94,263	133,362	121,642	111,472	95,463	2,988
Income tax expense	(630)	(7,774)	(11,710)	(10,949)	(5,997)	(188)
Income before cumulative effect of changes in accounting principles	93,633	125,588	109,932	100,523	89,466	2,800
Cumulative effect of changes in accounting principles	—	1,607	—	—	—	—
Income before minority interest	93,633	127,195	109,932	100,523	89,466	2,800
Minority interest in loss (income) of subsidiaries	(58)	(185)	(755)	(590)	(248)	(8)
Net income attributable to shareholders of the parent	93,575	127,010	109,177	99,933	89,218	2,792
Basic earnings per share(2)	3.47	4.70	4.04	3.84	3.45	0.11
Diluted earnings per share(2)	3.46	4.69	4.04	3.81	3.44	0.11
Basic earnings per ADS equivalent(2)	17.33	23.49	20.21	19.19	17.27	0.54

	Year ended and as of December 31,
	2005	2006	2007	2008	2009	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Diluted earnings per ADS equivalent(2)	17.32	23.47	20.20	19.05	17.21	0.54
Basic weighted average shares outstanding(2)	27,005	27,031	27,005	26,039	25,836	25,836
Diluted weighted average shares outstanding(2)	27,016	27,054	27,026	26,236	25,914	25,914
U.S. GAAP
Net sales	267,028	317,979	323,221	334,340	296,109	9,268
Cost of sales(3)	(161,808)	(179,175)	(202,046)	(203,734)	(167,122)	(5,231)
Operating expenses(3)	(32,764)	(37,050)	(44,775)	(44,424)	(37,627)	(1,178)
Income from operations	72,456	101,754	76,400	86,182	91,360	2,859
Income before income tax and minority interest	75,983	106,647	85,973	91,884	94,253	2,950
Income tax expense	(483)	(10,954)	(14,012)	(10,062)	(4,960)	(155)
Cumulative effect of changes in accounting principles	—	38	—	—	—	—
Net income	75,418	95,711	71,658	81,473	89,102	2,789
Income attributable to common shareholders	75,418	95,711	71,658	81,473	89,102	2,789
Basic earnings per share(4)	2.94	3.68	2.71	3.15	3.45	0.11
Diluted earnings per share(4)	2.94	3.67	2.71	3.13	3.44	0.11
Basic earnings per ADS equivalent(4)	14.68	18.40	13.57	15.77	17.24	0.54
Diluted earnings per ADS equivalent(4)	14.68	18.38	13.56	15.65	17.19	0.54
Basic weighted average shares outstanding(4)	25,685	26,011	26,409	25,826	25,836	25,836
Diluted weighted average shares outstanding(4)	25,695	26,034	26,430	26,023	25,914	25,914
Balance Sheet Data:
R.O.C. GAAP
Working capital(1)	177,179	213,457	201,116	195,812	180,671	5,655
Long-term investments(1)	42,383	53,895	36,461	39,982	37,845	1,185
Properties	244,823	254,094	260,252	243,645	273,675	8,566
Goodwill	6,011	5,985	5,988	6,044	5,931	186
Total assets	519,510	587,485	570,865	558,917	594,696	18,613
Long term bank borrowing	663	654	1,722	1,420	579	18
Long-term bonds payable	19,500	12,500	12,500	4,500	4,500	141
Guaranty deposit-in and other liabilities(5)	17,986	18,333	17,251	15,817	11,436	358
Total liabilities	73,271	78,347	80,179	78,544	95,648	2,994
Capital stock	247,300	258,297	264,271	256,254	259,027	8,107
Cash dividend on common shares	46,504	61,825	77,489	76,881	76,876	2,406

	Year ended and as of December 31,
	2005	2006	2007	2008	2009	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Shareholders’ equity attributable to shareholders of the parent	445,631	507,981	487,092	476,377	495,083	15,495
Minority interest in subsidiaries	608	1,157	3,594	3,996	3,965	124
U.S. GAAP
Goodwill	46,993	46,940	46,926	47,028	46,825	1,466
Total assets	558,919	626,108	610,843	599,484	635,275	19,883
Total liabilities	80,962	92,549	94,021	84,424	99,278	3,107
Capital Stock	247,300	258,297	264,271	256,254	259,027	8,107
Shareholders’ equity attributable to common shareholders of the parent	477,297	532,403	513,228	511,089	532,043	16,652
Minority interest in subsidiaries	660	1,156	3,594	3,971	3,954	124

	Year ended and as of December 31,
	2005	2006	2007	2008	2009	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Other Financial Data:
R.O.C. GAAP
Gross margin	44%	49%	44%	42%	44%	44%
Operating margin	34%	40%	35%	31%	31%	31%
Net margin	35%	40%	34%	30%	30%	30%
Capital expenditures	79,879	78,737	84,001	59,223	87,785	2,748
Depreciation and amortization	75,649	73,715	80,005	81,512	80,815	2,529
Cash provided by operating activities(1)	157,225	204,997	183,766	221,494	159,966	5,007
Cash used in investing activities(1)	(77,652)	(119,724)	(70,689)	(8,042)	(96,468)	(3,019)

Cash used in financing activities	(57,969)	(63,783)	(135,410)	(115,393)	(85,471)	(2,675)

Net cash inflow (outflow)	22,181	21,353	(22,851)	99,628	(23,338)	(730)
Operating Data:
Wafer (200mm equivalent) shipment(6)	5,622	7,215	8,005	8,467	7,737	7,737
Billing Utilization Rate(7)	94%	102%	93%	88%	75%	75%

(1)	As a result of the adoption of the R.O.C. Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (R.O.C. SFAS No. 34), and R.O.C. Statements of Financial Accounting Standards No. 36, “Financial Instruments: Disclosure and Presentation” (R.O.C. SFAS No. 36), the balance in 2005 was reclassified to be consistent with the classification used in our consolidated financial statements for 2006 included herein. Amounts in 2005 reflect the reclassification of NT$2,331 million gains from non-operating expenses and losses to non-operating income and gains, NT$46 million from long-term investments to current investments in marketable financial instruments, and NT$212 million from cash used in investing activities to cash provided by operating activities.

(2)	Retroactively adjusted for stock dividends until 2008 and profit sharing to employees in stock until 2007.

(3)	Amounts in 2006, 2007, 2008 and 2009 include share-based compensation expenses as a result of the adoption of U.S. GAAP guidance related to share-based payment (revised 2004), effective January 1, 2006. See note 30.h. to our consolidated financial statements for additional details about this new accounting standard. Amounts in 2005 reflected the reclassification of NT$159 million from net non-operating income/expenses to operating expenses.

(4)	Retroactively adjusted for all subsequent stock dividends.

(5)	Consists of other long term payables, obligations under capital leases and total other liabilities.

(6)	In thousands.

(7)	“Billing Utilization Rate” is equal to annual wafer shipment divided by annual capacity. Capacity for the years 2007, 2008 and 2009 includes wafers committed by Vanguard.

(8)	The specified 2005, 2006 and 2007 amounts for gains/losses on settlement and disposal of financial assets at fair value through profit or loss were reclassified into valuation gains/losses on financial instruments for comparison purposes. Such reclassification resulted in a change of non-operating income and gains from NT$9,705 million to NT$9,839 million and a change in non-operating expenses and losses from NT$3,608 million to NT$3,742 million for the year ended December 31, 2006.

(9)	As a result of the adoption of Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” the Company records profit sharing to employees and bonus to directors and supervisors as an expense rather than as an appropriation of earnings starting in 2008. Please refer to note 4 to the consolidated financial statements for more details.
Exchange Rates
          We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$”, “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2009, which was NT$31.95 to US$1.00 on that date. On April 9, 2010, the noon buying rate was NT$31.53 to US$1.00.
          The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per U.S. dollar
	Average(1)	High	Low	Period-End
2004	33.37	34.16	31.74	31.74
2005	32.16	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.82	33.41	32.26	32.43
2008	31.51	33.55	29.99	32.76
2009	32.96	35.21	31.95	31.95
October 2009	32.29	32.61	32.04	32.61
November 2009	32.32	32.58	32.12	32.20
December 2009	32.25	32.38	31.95	31.95
January 2010	31.87	32.04	31.65	31.94
February 2010	32.06	32.14	31.98	32.12
March 2010	31.83	32.04	31.70	31.73
April 2010 (through April 9, 2010)	31.65	31.74	31.53	31.53

(1)	Annual averages calculated from month-end rates and monthly averages calculated from daily closing rates.
          No representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all.
Capitalization and Indebtedness
          Not applicable.
Reasons for the Offer and Use of Proceeds
          Not applicable.
Risk Factors
          We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the Securities and Exchange Commission, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf, and that such factors may adversely affect our business and financial status and therefore the value of your investment:

Risks Relating to Our Business
Any global systemic economic and financial crisis could negatively affect our business, results of operations, and financial condition.
          The 2008-2009 systemic economic and financial crisis that had affected global business, banking and financial sectors had also affected the semiconductor market. The 2008 turmoil in global markets resulted in sharp declines in electronic products sales from which we generate our income through our goods and services. There were and could be in the future a number of knock-on effects from such turmoil on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. Any systemic economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically, which industry is subject to unexpected change in response to fluctuating global market conditions. Any global economic crisis could materially and adversely affect our results of operations.
Since we are dependent on the highly cyclical semiconductor and microelectronics industries, which have experienced significant and sometimes prolonged periods of downturns and overcapacity, our revenues, earnings and margins may fluctuate significantly.
          The semiconductor market and microelectronics industries have historically been cyclical and subject to significant and often rapid increases and decreases in product demand. Our semiconductor foundry business is affected by market conditions in such highly cyclical semiconductor and microelectronics industries. Most of our customers operate in these industries. Variations in order levels from our customers result in volatility in our revenues and earnings. From time to time, the semiconductor and microelectronics industries have experienced significant, and sometimes prolonged periods of downturns and overcapacity. Any systemic economic or financial crisis, such as the one that occurred in 2008-2009, could create significant volatility and uncertainty within the semiconductor and microelectronics industries which may disrupt traditional notions of cyclicality within such industries. As such, the nature, extent and scope of such periods of downturns and overcapacity may vary drastically in accordance with the degree of volatility of market demand. Because we are, and will continue to be, dependent on the requirements of semiconductor and microelectronics companies for our services, periods of downturns and overcapacity in the general semiconductor and microelectronics industries lead to reduced demand for overall semiconductor foundry services, including our services. If we cannot take appropriate actions such as reducing our costs to sufficiently offset declines in demand, our revenues, margin and earnings will suffer during periods of downturns and overcapacity.
Decreases in demand and average selling prices for products that contain semiconductors may adversely affect demand for our products and may result in a decrease in our revenues and earnings.
          A vast majority of our sales revenue is derived from customers who use our services in communication devices, personal computers and consumer electronics products. Any decrease in the demand for the products may decrease the demand for overall global semiconductor foundry services, including our services and may adversely affect our revenues. In addition, the historical and current trend of declining average selling prices (or “ASP”) of end use applications places downward pressure on the prices of the components that go into such applications. If the ASP of end use applications continue decreasing, the pricing pressure on components produced by us may lead to a reduction of our revenues, margin and earnings.
If we are unable to compete effectively in the highly competitive foundry segment of the semiconductor industry, we may lose customers and our profit margin and earnings may decrease.
          The markets for our foundry services are highly competitive both in Taiwan and internationally. We compete with other dedicated foundry service providers, as well as integrated device manufacturers. Some of these companies may have access to more advanced technologies and greater financial and other resources than us, (such as the possibility of receiving direct or indirect government bailout/economic stimulus funds or other incentives that may be unavailable to us). Our competition may, from time to time, also decide to undertake aggressive pricing initiatives in one or more technology nodes. Competitive activities may decrease our customer base, or our ASP, or both.

If we are unable to remain a technological leader in the semiconductor industry, we may become less competitive.
          The semiconductor industry and its technologies are constantly changing. We compete by developing process technologies using increasingly advanced nodes and on manufacturing products with more functions. We also compete by developing new derivative technologies. If we do not anticipate these changes in technologies and rapidly develop new and innovative technologies, or our competitors unforeseeably gain sudden access to additional technologies, we may not be able to provide foundry services on competitive terms. Although we have concentrated on maintaining a competitive edge in research and development, if we fail to achieve advances in technologies or processes, or to obtain access to advanced technologies or processes developed by others, we may become less competitive.
If we are unable to manage our capacity and the streamlining of our production facilities effectively, our competitiveness may be weakened.
          We perform periodic long term market demand forecasts to estimate market and general economic conditions for our products and services. Based upon these estimates, we manage our overall capacity which may increase or decrease in accordance with market demand. Because market conditions may vary significantly and unexpectedly, our market demand forecast may change significantly at any time. Further, since some of our facilities shut down during periods of decreased demand, we may not be able to ramp up in a timely manner during periods of increased demand. During periods of continued decline in demand, our operating facilities may not be able to absorb and complete in a timely manner outstanding orders re-directed from shuttered facilities. Based on demand forecasts, we have been adding capacity to our 300mm wafer fabs in the Hsinchu Science Park and Tainan Science Park, respectively. Total monthly capacity for 300mm wafer fabs was increased from 130,700 wafers in December 31, 2007 to 154,300 wafers in December 31, 2008 and to 171,400 wafers in December 31, 2009. Expansion and modification of our production facilities will, among other factors, increase our costs. For example, we will need to purchase additional equipment, train personnel to operate the new equipment or hire additional personnel. If we do not increase our net sales accordingly, in order to offset these higher costs, our financial performance may be adversely affected. See “Item 4. Information on the Company — Capacity Management and Technology Upgrade Plans” for further discussion.
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
          We depend on the continued services and contributions of our executive officers and skilled technical and other personnel. Our business could suffer if we lose, for whatever reasons, the services and contributions of some of these personnel and we cannot adequately replace them, or if we suffer disruptions to our production operations arising from labor or industrial disputes. We may be required to increase or reduce the number of employees in connection with any business expansion or contraction, in accordance with market demand for our products and services. Since there is intense competition for the recruitment of these personnel, we cannot ensure that we will be able to fulfill our personnel requirements, or rehire such reduced personnel on comparable terms in a timely manner during an economic upturn.

We may be unable to obtain in a timely manner and at a reasonable cost the equipment necessary for us to remain competitive.
          Our operations and ongoing expansion plans depend on our ability to obtain an appropriate amount of equipment and related services from a limited number of suppliers in a market that is characterized by limited supply and long delivery cycles. During such times, supplier-specific or industry-wide lead times for delivery can be as long as six months or more. To better manage our supply chain, we have implemented various business models and risk management contingencies with suppliers to shorten the procurement lead time. We also provide our projected demand for various items to many of our equipment suppliers to help them plan their production in advance. We have purchased used tools and continue to seek opportunities in acquiring relevant used tools. If we are unable to obtain equipment in a timely manner to fulfill our customers’ orders, or at a reasonable cost, our financial condition and results of operations could be negatively impacted.
Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at reasonable prices.
          Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals, and photoresist, on a timely basis. Shortages in the supply of some materials experienced by specific vendors or by the semiconductor industry generally have in the past resulted in occasional industry-wide price adjustments and delivery delays. Also, since we procure some of our raw materials from sole-source suppliers, there is a risk that our need for such raw materials may not be met when needed. Our revenue and earnings could decline if we are unable to obtain adequate supplies of the necessary raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.
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
          Our ability to compete successfully and to achieve future growth will depend in part on the continued strength of our intellectual property portfolio. While we actively enforce and protect our intellectual property rights, there can be no assurance that our efforts will be adequate to prevent the misappropriation or improper use of our proprietary technologies, trade secrets, software or know-how. Also, we cannot assure you that, as our business or business models expand into new areas, or otherwise, we will be able to develop independently the technologies, trade secrets, software or know-how necessary to conduct our business or that we can do so without unknowingly infringing the intellectual property rights of others. As a result, we may have to rely increasingly on licensed technologies from others. To the extent that we rely on licenses from others, there can be no assurance that we will be able to obtain any or all of the necessary licenses in the future on terms we consider reasonable or at all. The lack of necessary licenses could expose us to claims for damages and/or injunctions from third parties, as well as claims for indemnification by our customers in instances where we have contractually agreed to indemnify our customers against damages resulting from infringement claims.

          We have received, from time-to-time, communications from third parties asserting that our technologies, manufacturing processes, the design of the integrated circuits made by us or the use by our customers of semiconductors made by us may infringe their patents or other intellectual property rights. And, because of the nature of the industry, we may continue to receive such communications in the future. In some instances, these disputes have resulted in litigation. Recently, there has been a notable increase in the number of claims or lawsuits initiated by certain litigious, non-practicing entities that may often aim to extort large settlements, often quickly, by threatening to disrupt the legitimate business operations of profitable enterprises, especially high-profile ones. Such lawsuits or claims may increase our cost of doing business and may potentially be extremely disruptive if the plaintiffs would succeed in blocking the trade of our products and services. If we fail to obtain or maintain certain government, technologies or intellectual property licenses and, if litigation relating to alleged intellectual property matters occurs, it could prevent us from manufacturing or selling particular products or applying particular technologies, which could reduce our opportunities to generate revenues. See “Item 8. Financial Information — Legal Proceedings” for a further discussion.
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
          The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” for a discussion of the estimates we made in determining an impairment charge.
The loss of or significant curtailment of purchases by any of our largest customers could adversely affect our results of operations.
          While we generate revenue from hundreds of customers worldwide, our ten largest customers accounted for approximately 53% of our net sales in both 2008 and 2009 and our largest customer accounted for approximately 14% and 10% of our net sales in 2008 and 2009, respectively. The loss of, or significant curtailment of purchases by, one or more of our top customers, including curtailments due to increased competitive pressures, a change in the design, or manufacturing sourcing policies or practices of these customers, or the timing of customer or distributor inventory adjustments, may adversely affect our results of operations and financial condition.
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
Our global manufacturing, design and sales activities subject us to risks associated with legal, political, economic or other conditions or developments in various jurisdictions, including in particular the Republic of China (“R.O.C.” or “Taiwan”), which could negatively affect our business and financial status and therefore the market value of your investment.
          Our principal executive officers and our principal production facilities are located in the R.O.C., and a substantial majority of our net revenues are derived from our operations in the R.O.C. In addition, we have operations worldwide and a significant percentage of our revenue comes from sales to locations outside the R.O.C. Operating in the R.O.C. and overseas exposes us to changes in policies and laws, as well as the general political and economic conditions, security risks, health conditions and possible disruptions in transportation networks, in the various countries in which we operate, which could result in an adverse effect on our business operations in such countries and our results of operations as well as the market price and the liquidity of our ADSs and common shares.
          For example, even though the R.O.C. and the People’s Republic of China (“PRC”) have co-existed for the past 60 years and significant economic and cultural relations have been established during that time, the financial markets have viewed certain past developments in relations between the two sides as occasions to depress general market prices of the securities of Taiwanese companies, including our own. In addition, the R.O.C. government has not lifted some trade and investment restrictions imposed on Taiwanese companies on the amount and types of certain investments that can be made in Mainland China.
Our results of operations could be materially adversely affected by natural disasters or interruptions in the supply of utilities (such as water or electricity) in the locations in which we, our customers or suppliers operate.
          We have manufacturing and other operations in locations subject to natural disasters such as severe weather, flooding and earthquakes as well as interruptions or shortages in the supply of utilities (such as water and electricity) that could disrupt operations. The frequency and severity of natural disasters have increased recently due to abnormal environmental and climate related changes. In addition, our suppliers and customers also have operations in such locations. For example, most of our production facilities, as well as many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan, which is susceptible to earthquakes, flooding, typhoons, and droughts from time to time. In addition, we have sometimes suffered power outages caused by our major electricity supplier, the Taiwan Power Company, or other power consumers on the same power grid, which have caused interruptions in our production schedule. A natural disaster or interruptions in the supply of utilities that results in a prolonged disruption to our operations, or the operations of our customers or suppliers, may adversely affect our results of operations and financial condition.

Our failure to comply with applicable environmental and climate related laws and regulations as well as international accords could harm our business and results of operations.
          The manufacturing, assembling and testing of our products require the use of chemicals and materials that are subject to environmental, climate related, health and safety laws and regulations issued worldwide. Although we may be eligible for various exemptions and/or extensions of time for compliance, our failure to comply with any of these applicable laws or regulations could result in:
•	significant penalties and legal liabilities such as the denial of import permits;

•	temporary or permanent suspension of production of the affected products;

•	alteration of our manufacturing, fabrication and assembly and test processes; and

•	restrictions on our operations or sales.
          Existing and future environmental and climate related laws and regulations (as well as applicable international accords) could also require us (among other things) to do the following: (a) purchase, use or install expensive pollution control, reduction or remediation equipment; (b) implement climate change mitigation programs and “abatement or reduction of greenhouse gas emissions” program, or “carbon credit trading” program; (c) modify our product designs and manufacturing process or incur other significant expenses associated with such laws and regulations (such as obtaining substitute raw materials or chemicals that may cost more or be less available for our operations). It is still unclear whether such required actions would affect the reliability or efficiency of our products and services.
          Any of the above contingencies resulting from the actual and potential impact of local or international laws and regulations as well as international accords on environmental or climate change could harm our business and results of operations by increasing our expenses or requiring us to alter our manufacturing and assembly and test processes. Please see our compliance record with Taiwan and international environmental and climate related laws and regulations in “Item 4. Information on the Company — Environmental Regulation”.
Climate change, other environmental concerns and green initiatives also presents other commercial challenges, economic risks and physical risks that could harm our results of operations or affect the manner in which we conduct our business.
          Increasing climate change and environmental concerns could affect the results of our operations if any of our customers would request us to exceed any standard(s) set for environmentally compliant products and services. For example, we have been working with our suppliers, customers, and several industry consortia to develop and provide EU “RoHS” (European Union Restriction of Hazardous Substances) compliant products. Even though we are entitled to rely on various exemptions under RoHS, one of our major customers has formally requested us to provide products that exceed the legal standard set by RoHS without using any of the exemptions still permitted under RoHS. If we are unable to offer such products or offer products that are compliant, but are not as reliable due to the lack of reasonably available alternative technologies or materials, we may lose market share to our competitors.
          Further, energy costs in general could increase significantly due to climate change regulations. Therefore, our energy costs may increase significantly if utility or power companies pass on their costs, fully or partially, such as those associated with carbon taxes, emission cap and carbon credit trading programs. Please see details of our business continuity management of climate change in “Item 4. Information on the Company — Environmental Regulation”.
Fluctuations in exchange rates could result in foreign exchange losses.
          Over one-half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. More than 90% of our sales are denominated in U.S. dollars and currencies other than NT dollars. Therefore, any significant fluctuation to our disadvantage in such exchange rates would have an adverse effect on our financial condition. For example, during the period from March 1, 2009 to May 27, 2009, the U.S. dollar depreciated 6.51% against the NT dollar, which had a negative impact on our results of operations. In addition, fluctuations in the exchange rate between the U.S. dollar and the NT dollar may affect the U.S. dollar value of our common shares and the market price of the ADSs and of any cash dividends paid in NT dollars on our common shares represented by ADSs. Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a further discussion on the possible impact of other market factors on our results of operations.

Fluctuations in inflationary and deflationary market expectations could negatively affect demand for our products and services, which may harm our financial results.
          The world economy is becoming more vulnerable to sudden unexpected fluctuations in inflationary and deflationary market expectations and conditions. Structural changes that may result from the 2008-2009 global financial crisis may further exacerbate the severity of such fluctuations. Both high inflation and deflation adversely affect an economy, at both the macro and micro levels, by reducing economic efficiency, disrupting saving and investment decisions and reducing the efficiency of the market prices as a mechanism to allocate resources. Such fluctuations are likely to negatively affect the business operations of our customers who may be forced to plan their purchases of our goods and services within an uncertain macro and micro economy. Therefore, the demand for our products and services could unexpectedly fluctuate severely in accordance with market and consumer expectations of inflation or deflation. Please see “Item 5. Operating and Financial Review and Prospects — Inflation & Deflation” for further discussion.
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
          We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under our ADS deposit agreement, the depositary bank will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the United States Securities Act of 1933, as amended, (the “Securities Act”), with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. Although we may be eligible to take advantage of certain exemptions for rights offerings by certain foreign companies, we can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to have such a registration statement declared effective. In addition, if the depositary bank is unable to obtain the requisite approval from the Central Bank of the Republic of China (Taiwan) for the conversion of the subscription payments into NT dollars or if the depositary determines that it is unlikely to obtain this approval, we may decide with the depositary bank not to make the rights available to holders of ADSs. See “Item 10. Additional Information — Foreign Investment in the R.O.C.” and “Item 10. Additional Information — Exchange Controls in the R.O.C.”. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.
          If the depositary bank is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

The value of your investment may be reduced by possible future sales of common shares or ADSs by us or our shareholders.
          One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund of Taiwan, R.O.C. which owned 6.4% of TSMC’s outstanding shares as of February 28, 2010, has sold our shares in the form of ADSs in several transactions during the period between 1997 and 2005.
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
          To help develop our long-term growth in non-foundry related business areas, a “New Businesses” organization was established on May 6, 2009, and for the purpose of facilitating more effectively our manufacturing efficiency and customer partnership, an “Operations” organization and a “Business Development” organization were established on October 27, 2009.
Our Principal Office
          Our principal executive office is located at No. 8, Li-Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. Our telephone number at that office is (886-3) 563-6688. Our web site is www.tsmc.com. Information contained on our website does not constitute part of this annual report.
Business Overview of the Company
          As a foundry, we manufacture semiconductors using our advanced or mainstream manufacturing processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of leading edge wafer fabrication processes, including processes to manufacture CMOS logic, mixed-signal, radio frequency, embedded memory, BiCMOS mixed-signal and other semiconductors. We estimate that our revenue market segment share among dedicated foundries worldwide was 48% in 2009. We also offer design, mask making, probing, testing and assembly services.
          We believe that our large capacity, particularly for advanced technologies, is a major competitive advantage. Please see “— Manufacturing Capacity and Technology” and “— Capacity Management and Technology Upgrade Plans” for a further discussion of our capacity.
          We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor and systems companies such as Advanced Micro Devices, Inc., Altera Corporation, Broadcom Corporation, Marvell Semiconductor Inc., MediaTek Inc., nVidia Corporation and Qualcomm Incorporated, to integrated device manufacturers such as LSI Corporation, STMicroelectronics and Texas Instruments Inc. Fabless semiconductor and system companies accounted for approximately 80%, and integrated device manufacturers accounted for approximately 20% of our net sales in 2009.

Our Facilities
          After combining the operations at two of our 200mm fabs in 2001 and the decommissioning of one of our 150mm wafer fabs (Fab 1) in March 2002 and one of our 200mm fabs (Fab 7) in 2006, we currently operate one 150mm wafer fab, six 200mm wafer fabs and two 300mm wafer fabs. Our corporate headquarters and five of our fabs are located in the Hsinchu Science Park, two fabs are located in the Tainan Science Park, one fab is located in the United States, and one fab is located in Shanghai. Our corporate headquarters and our five fabs in Hsinchu occupy approximately 425,000 square meters of land. We lease all of this land from the Hsinchu Science Park Administration in Hsinchu under agreements that will be up for renewal between May 2013 and December 2029. We have leased from the Southern Taiwan Science Park Development Office 416,900 square meters of land for our fabs in the Tainan Science Park under agreements that will be up for renewal between July 2017 and November 2029. WaferTech owns 1,052,181 square meters of land in the State of Washington in the United States, where the WaferTech fab and related offices are located. TSMC China owns 420,000 square meters of land in Shanghai, where Fab 10 and related offices are located. Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs. We are expanding our 300mm fabrication capacity and research and development through Fab 12 in the Hsinchu Science Park and Fab 14 in the Tainan Science Park. Total monthly capacity for 300mm wafer fabs was increased from 130,700 wafers in December 31, 2007 to 154,300 wafers in December 31, 2008 and 171,400 wafers in December 31, 2009. We will continuously evaluate our capacity in light of prevailing market conditions.
Manufacturing Capacity and Technology
          We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers or third party designers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net sales of advanced semiconductors with a resolution of 0.13 micron and below, and are one of the leaders in the semiconductor manufacturing industry generally. We are the first semiconductor foundry with proven low-k interconnect technology in commercial production from the 0.13 micron node down to 40-nanometer node. Following our commercial production based on 65-nanometer Nexsys® process technology in 2006, we also unveiled 55-nanometer Nexsys® process technology in 2007. Our 65-nanometer and 55-nanometer Nexsys® technologies are the third-generation proprietary processes that employ low-k dielectrics. In 2008, we also qualified our 45 and 40 nanometer process technologies with ultra low-k dielectrics and advanced immersion lithography. We have begun certain small-scale production of 40-nanometer products in 2009, and we expect to commence its high volume production in 2010.
          The following table lists our fabs and those of our affiliates, together with the year of commencement of commercial production, technology and capacity during the last five years:

		Current most
		advanced technology
	Year of	for volume	Monthly capacity(3)(4)
Fab(1)	commencement	production(2)	2005	2006	2007	2008	2009
2	1990	0.45	47,584	50,506	51,685	51,609	53,649
3(5)	1995	0.15	83,300	89,900	90,500	92,400	95,377
5	1997	0.15	42,500	51,500	55,800	54,200	48,600
6	2000	0.11	73,000	83,400	94,000	95,100	96,800
7(7)	1995	0.35	13,400	—	—	—	—
8	1998	0.15	76,500	83,500	89,400	91,600	85,750
10	2004	0.18	15,600	32,000	31,000	43,000	45,500
11	1998	0.15	33,500	35,500	35,500	35,500	36,565
12	2001	0.040	106,875	131,175	160,755	167,910	199,283
14	2004	0.055	46,125	79,650	133,279	179,258	186,443
SSMC(6)	2000	0.15	16,700	17,700	20,700	24,600	22,010
Total			555,084	654,831	762,619	835,177	869,977

(1)	Fab 2 produces 150mm wafers. Fabs 3, 5, 6, 8, 10, Fab 11 (WaferTech) and SSMC produce 200mm wafers. Fab 12 and Fab 14 produce 300mm wafers. Fabs 2, 3, 5, 8 and 12 are located in Hsinchu Science Park. Fab 6 and Fab 14 are located in the Tainan Science Park. WaferTech is located in the United States, SSMC is located in Singapore and Fab 10 is located in Shanghai.

(2)	In microns, as of year-end.

(3)	Estimated capacity in 200mm equivalent wafers as of year-end for the total technology range available for production. Actual capacity during each year will be lower as new production capacity is phased in during the course of the year.

(4)	Under an agreement with Vanguard, TSMC is required to use its best commercial efforts to maintain utilization of a fixed amount of reserved capacity and will not increase or decrease the stipulated quantity by more than 5,000 wafers per month. Please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Vanguard International Semiconductor Corporation” for a discussion of certain of the Vanguard contract terms. The amounts to be used at Vanguard are not included in our monthly capacity figures.

(5)	Fab 4, which commenced operation in 1999 with initial technology of 0.5 micron, was consolidated into Fab 3 during the fourth quarter of 2001.

(6)	Represents that portion of the total capacity that we had the option to utilize as of December 31, 2005, December 31, 2006, December 31, 2007, December 31, 2008 and December 31, 2009. This fab commenced production in September 2000.

(7)	Fab 7 was decommissioned in June 2006 as we integrated its manufacturing facility as a part of Fab 12’s operation.
          As of December 31, 2009, our monthly capacity (in 200mm equivalent wafers) was 869,977 wafers, compared to 835,177 wafers at the end of 2008. This increase was primarily due to the expansion of our 40/65-nanometer advanced technologies. Our semiconductor manufacturing facilities require substantial investment to construct and are largely fixed-cost assets once they are in operation. Because we own most of our manufacturing capacity, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins.
Capacity Management and Technology Upgrade Plans
          We perform periodic long term market demand forecasts to estimate market and general economic conditions for our products and services. Based upon these estimates, we manage our overall capacity which may increase or decrease in accordance with market demand. Because market conditions may vary significantly and unexpectedly, our market demand forecast may change significantly at any time. Further, some of our facilities shut down during periods of decreased demand may not be able to ramp up in a timely manner during periods of increased demand. During periods of continued decline in demand, our operating facilities may not be able to absorb and complete in a timely manner outstanding orders re-directed from other shuttered facilities. Based on current demand forecasts, we intend to maintain our strategy of expanding manufacturing capacity and improving manufacturing process technologies to meet both the fabrication and the technological needs of our customers. Based upon estimates of market demand, we currently expect to continue adding capacity to our 300mm wafer fabs.
          Our capital expenditures in 2007, 2008 and 2009 were NT$84,001 million, NT$59,223 million and NT$87,785 million (US$2,671 million)(1), respectively. Our capital expenditures in 2010 are expected to be approximately US$4,800 million, which may fluctuate depending on market conditions. In 2010, we anticipate our capital expenditures to focus primarily on the following:
•	adding capacity to our 300mm wafer fabs;

•	development of process technologies in 28nm, 20nm nodes and below and other research and development projects;

•	Fab 12 and Fab 14 facilities;

•	backend capacity; and

•	new technologies development for mask operations.
          These investment plans are still preliminary and may change per market conditions.

(1)	Translated from weighted average exchange rate of NT$32.868 to US$1.00.

Markets and Customers
          The primary customers of our foundry services are fabless semiconductor companies/systems companies and integrated device manufacturers. The following table presents the breakdown of net sales by type of customers during the last three years:

	Year ended December 31,
	2007			2008			2009
Customer Type	Net Sales		Percentage	Net Sales		Percentage	Net Sales		Percentage
			(in millions, except percentages)
Fabless semiconductor companies/systems companies	NT$	215,662	66.8%	NT$	236,542	71.0%	NT$	235,516	79.6%
Integrated device manufacturers		106,968	33.2%		96,616	29.0%		60,226	20.4%
Total	NT$	322,630	100.0%	NT$	333,158	100.0%	NT$	295,742	100.0%
          We categorize our net sales based on the country in which the customer is headquartered, which may be different from the net sales for the countries to which we actually sell or ship our products. Under this approach, the following table presents a regional geographic breakdown of our net sales during the last three years:

	Year ended December 31,
	2007			2008			2009
Region	Net Sales		Percentage	Net Sales		Percentage	Net Sales		Percentage
	(in millions, except percentages)
North America	NT$	247,832	76.8%	NT$	246,537	74.0%	NT$	206,132	69.7%
Asia		45,128	14.0%		52,472	15.7%		58,261	19.7%
Europe		29,670	9.2%		34,149	10.3%		31,349	10.6%
Total	NT$	322,630	100.0%	NT$	333,158	100.0%	NT$	295,742	100.0%
          A significant portion of our net sales are attributable to a relatively small number of customers. In 2008 and 2009, our ten largest customers accounted for approximately 53% of our net sales and our largest customer accounted for approximately 14% and 10% of our net sales, respectively.
          Over the years, we have attempted to strategically manage our exposure to commodity memory semiconductor manufacturing services. This policy has successfully shielded us from significant adverse effects resulting from the previous precipitous price drops in the commodity memory semiconductor market.
          We provide worldwide customer support. Our office in Hsinchu and wholly-owned subsidiaries in the United States, Japan, Mainland China, the Netherlands, South Korea and India are dedicated to serving our customers worldwide. Foundry services, which are both technologically and logistically intensive, involve frequent and in-depth interaction with customers. We believe that the most effective means of providing foundry services is by developing direct and close relationships with our customers. Our customer service managers work closely with the sales force to offer integrated services to customers.
          Commitments by Customers. Because of the fast-changing technology and functionality in semiconductor design, foundry customers generally do not place purchase orders far in advance to manufacture a particular type of product. However, we engage in discussions with customers regarding their expected manufacturing requirements in advance of the placement of purchase orders.
          Several of our customers have entered into arrangements with us to ensure that they have access to specified capacity at our fabs. These arrangements are primarily in the form of deposit agreements. In a deposit agreement, the customer makes an advance cash deposit for an option on a specified capacity at our fabs. Deposits are generally refunded as shipments are made. As of December 31, 2009, our customers had on deposit an aggregate of approximately US$30 million to reserve future capacity.

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
          Mixed-Signal/RF Semiconductors. Analog/digital semiconductors combine analog and digital devices on a single semiconductor to process both analog and digital data. We make mixed-signal/RF semiconductors using both the CMOS and BiCMOS processes. We currently offer CMOS mixed-signal process down to the 40-nanometer Nexsys® technology for manufacturing mixed-signal/RF semiconductors. The primary uses of mixed-signal/RF semiconductors are in hard disk drives, wireless communications equipment and network communications equipment, with those made with the BiCMOS process occupying the higher end of the mixed-signal/RF market.
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
          CMOS Image Sensor Semiconductors. Image sensors are primarily used in camera phones. We are currently the leading foundry for the production of CMOS image sensors, characterized by technology features including low dark current, high sensitivity, small pixel size and high dynamic range achieved through integration with mixed mode processes.

          High Voltage Semiconductors. We currently offer a range of high-voltage processes including high voltage CMOS (“HVCMOS”), bipolar-CMOS-DMOS (“BCD”) and ultra-high voltage technology (“UHV”), ranging from 5V to 700V, which are suitable for various panel-size display driver and power IC applications.
          The table below presents a breakdown of our net sales during the last three years by each semiconductor type:

	Year ended December 31,
	2007			2008			2009
Semiconductor Type	Net Sales		Percentage	Net Sales		Percentage	Net Sales		Percentage
	(in millions, except percentages)
CMOS
Logic	NT$	234,354	72.6%	NT$	243,884	73.2%	NT$	211,721	71.6%
Memory		5,156	1.6%		1,839	0.6%		1,109	0.4%
Mixed-Signal(1)		80,247	24.9%		84,648	25.4%		79,865	27.0%
BiCMOS(2)		2,517	0.8%		2,460	0.7%		3,019	1.0%
Others		356	0.1%		327	0.1%		28	0.0%
Total	NT$	322,630	100.0%	NT$	333,158	100.0%	NT$	295,742	100.0%

(1)	Mixed-signal semiconductors made with the CMOS process.

(2)	Mixed-signal and other semiconductors made with the BiCMOS process.
          Design and Technology Platforms.
          Modern IC designers need sophisticated design infrastructure to optimize productivity and cycle time. Such infrastructures include design flow for electronic design automation (EDA), silicon proven building blocks such as libraries and IPs, simulation and verification design kits such as process design kit (PDK) and tech files. All of these infrastructures are built on top of the technology foundation, and each technology needs its own design infrastructure to be usable for designers. This is the concept of our technology platforms.
          For years, TSMC and its alliance partners spent considerable effort, time and resources to build our technology platforms. We unveiled our Open Innovation Platform® (“OIP”) initiative in 2008 to further enhance our technologies platforms. The following OIP deliverables were rolled out in 2009:
•	“Mixed Signal/Radio Frequency Reference Design Kit (MS/RF RDK)”. This deliverable reduces design cycle time and encourage IP reuse.

•	“iRCX, an interoperable EDA data format, for TSMC 65nm and 40nm technologies”. This deliverable enables EDA tools that support the iRCX format to receive accurate interconnect modeling data from TSMC developed iRCX files.

•	“Interoperable design rule check (iDRC) and interoperable layout-versus-schematic (iLVS) for TSMC 40nm process technology”. These deliverables help simplify data delivery, and ensure data integrity and interpretation.

•	“Interoperable process design kit (iPDK)”. This deliverable eliminates duplicative PDK development work and significantly reduces PDK development and related costs.

•	“Reference Flow 10.0.” This deliverable continues the tradition of driving advances in design methodology and addresses new design challenges of 28nm process technology, including On-Chip Variation (OCV) optimization that helps increase yields.
          Our technology platforms provide a solid foundation for design enablement. To further lower the design barrier for customer to design on our technologies, we offer extensive design support services to customers through our own design support team as well as our alliance partners. Such design support services includes:
•	“Tech File and PDK”. Customers heavily leverage tech files and PDK provided by us. We are also increasing resources to support rising demand for PDK in mainstream technologies.

•	“Library and IP”. These reusable building blocks are essential for many design projects. In 2009, nearly half of new tape-outs to us adopted one or more libraries or IPs from us or our IP partners. To support such high demand, we also expanded its library and IP portfolio. The total number of library or IP in the portfolio increased to 2,221 in 2009 from about 1,600 in 2008.

•	“Design Methodology and Flow”. We released the first foundry-specific Integrated Sign-Off Flow (ISF), targeting initially the 65nm process node, in April 2009. With validated libraries and IP, qualified EDA tools, a full set of proper technology files, and automated installation scripts, ISF significantly shortens design cycle and helps improve tape-out quality.
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
          We developed our multi-project wafer program in response to the current system-on-chip development methodologies, which often require the independent development, prototyping and validation of several IPs before they can be integrated onto a single device. By sharing mask costs among our customers to the extent permissible, the system-on-chip supplier can enjoy reduced prototyping costs and greater confidence that the design will be successful.
Customer Service
          We believe that our devotion to customer service has been an indispensable factor in attracting new customers, helping to ensure the satisfaction of existing customers, and building a mutually beneficial partnership with our customers. The key elements are our:
•	customer-oriented culture through multi-level interaction with customers;

•	ability to deliver wafers of consistent quality, competitive ramp-up speed and efficient yield improvement;

•	responsiveness to customer’s issues and requirements, such as engineering change orders and special wafer handling;

•	flexibility in manufacturing processes, supported by our competitive technical capability and efficient production planning;

•	dedication to help reduce customer costs through collaboration and services, such as our multi-project wafer program, which combines multiple designs on a single mask set for increased cost-saving;

•	availability of eFoundry®, the online service which provides in real-time necessary information in design, engineering, and logistics throughout customers’ product life cycle; and

•	provision of Virtual Fab®, designed to provide transparent information and seamless services to our customers such as the availability of key information, management of on-time delivery and flexibility in scheduling and capacity.

Research and Development
          The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the introduction of new technologies to meet customers’ demands and in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$17,946 million, NT$21,481 million and NT$21,593 million (US$676 million) in 2007, 2008 and 2009, respectively, on research and development, which represented 5.5%, 6.5% and 7.3% of our net sales for these periods. We plan to continue to invest significant amounts on research and development in 2010, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have recently allowed us to provide our customers access to certain advanced process technologies, such as 90-nanometer, 80-nanometer, 65-nanometer, 55-nanometer, 45-nanometer and 40-nanometer Nexsys® technology for volume production, prior to the implementation of those advanced process technologies by many integrated device manufacturers and our competitors. In addition, we expect to advance our process technologies further down to 28/20-nanometer and below in the coming years to maintain our technology leadership. We will also continue to invest in research and development for our mainstream technologies offerings to provide function-rich process capabilities to our customers.
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
Raw Materials
          Our manufacturing processes use many raw materials, primarily silicon wafers, chemicals, gases and various types of precious metals. Raw materials costs constituted 11.1% of our net sales in 2008 and 10.9% of our net sales in 2009. Most of our raw materials generally are available from several suppliers. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material so that a quality or delivery problem with any one vendor will not adversely affect our operations. The quality and delivery performance of each vendor is evaluated quarterly and quantity allocations are adjusted for subsequent periods based on the evaluation.

          The most important raw material used in our production is silicon wafers, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Shin-Etsu Handotai and SUMCO Corporation of Japan, MEMC Electronic Materials, Inc. of the United States and Siltronic AG of Germany. Together they supplied approximately 91.9% and 93.6% of our total wafer needs in 2008 and 2009, respectively. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of 150mm, 200mm and 300mm wafers. The price of silicon wafers decreased during 2008 and 2009. However, the recent market recovery has increased demand, so a tight supply is expected for 2010. As a result, we could be facing price increase pressure for silicon wafers in 2010.
          In order to secure a reliable and flexible supply of high quality wafers, we entered into long-term agreements and intend to develop strategic relationships with major wafer vendors to cover our anticipated wafer needs for the next three to five years. Also, we have a special cross-function taskforce comprised of individuals from our fab operations, materials management, risk management and quality system management divisions to improve our supply chain risk management. This taskforce works with our primary suppliers to develop their business continuity plans, qualify their dual-plant materials, prepare safety inventories, improve the quality of their products and manage the supply chain risk of their suppliers.
Competition
          We compete internationally and domestically with dedicated foundry service providers, as well as with integrated device manufacturers that devote a significant portion of their manufacturing capacity to foundry operations. We compete primarily on the basis of process technologies, quality and service. The level of competition differs according to the process technologies involved. For example, in more mature technologies, the competition tends to be more intense. Some companies compete with us in selected geographic regions or application end markets. In recent years, substantial investments have been made by others to establish new dedicated foundry companies worldwide.
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
          We received ISO14001 certification in August 1996 and QC 080000 IECQ HSPM, a certification for having a hazardous substance process management system that meets the European environmental regulation — RoHS (Restriction of Hazardous Substance) Directive, in July 2006. We have continued to implement improvement programs in connection with these certifications. For example, all of our manufacturing sites in Taiwan were ISO14001 certified in 2005 and QC 080000 certified in 2007. Fab 10, our manufacturing site in mainland China, also received ISO 14001 certification in 2005 and QC 080000 certification in 2007. In addition, WaferTech obtained ISO 14001 certification in 2001 and QC 080000 certification in 2006. In 2008, we received the “Excellence in Voluntary Greenhouse Gases Emission Reduction Award” from the Ministry of Economic Affairs, Executive Yuan, R.O.C., “The Annual Enterprises Environmental Protection Award” from the Environmental Protection Administration, Executive Yuan, R.O.C.; and in 2009, we received “Low Carbon Enterprise Award”, “Excellence in Environmental Protection” from the Science Park Administration, the “Golden Award for Leadership in Energy and Environmental Design of New Construction (LEED-NC)” from the U.S. Green Building Council and “Diamond Class Ecology, Energy Saving, Waste Reduction, and Health (EEWH) Certification” from Architecture and Building Research Institute, Ministry of the Interior. WaferTech has also been a member of the U.S. Environmental Protection Agency’s Performance Track Program since 2004.
          In 2001, we have expressed our voluntary commitment to reducing perfluorinated compounds (“PFCs”) emissions to 10% below the average emission value of 1997 and 1999 by 2010, based on the standard set forth in a Memorandum of Understanding by the Taiwan Semiconductor Industrial Association. In our effort to achieve such commitment, the evaluation and implementation of projects including process optimization, chemical replacement and abatement systems have been commenced by us.

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
          Please see detailed risk factors related to the impact of climate change regulations and international accords, and business trends on our operations in “Item 3. Key Information — Risk Factors — Risks Relating to Our Business”.
Our Subsidiaries and Affiliates
          Vanguard International Semiconductor Corporation (“VIS”). In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established Vanguard, then an integrated dynamic random access memory (“DRAM”) manufacturer. Vanguard commenced volume commercial production in 1995 and listed its shares on the GreTai Securities Market in March 1998. In 2004, Vanguard completely terminated its DRAM production and became a pure foundry company. As of February 28, 2010, we owned approximately 37.4% of the equity interest in Vanguard. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.
          WaferTech in the United States. In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a US$1.2 billion foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. In December 1998, we increased the percentage of our ownership interest in WaferTech to 68%. By the end of the first quarter of 2001, we had increased the percentage of our ownership interest in WaferTech to approximately 99% by purchasing all of the remaining interest of all of the other joint venture partners. As of March 25, 2010, we owned 100% of the equity interest in WaferTech.
          Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Philips and EDB Investment Pte. Ltd. to found a joint venture, SSMC, to build a fab in Singapore. The SSMC fab commenced production in December 2000. As of February 28, 2010, we owned approximately 38.8% of the equity interest in SSMC. Please see “Item 7 Major Shareholders and Related Party Transactions” for a further discussion.
          Global Unichip Corporation (“GUC”). In January 2003, we acquired a 52.0% equity interest in GUC, a System-on-Chip (SoC) design service company that provides large scale SOC implementation services. GUC has been listed on Taiwan Stock Exchange since November 3, 2006. As of February 28, 2010, we owned approximately 35.3% of the equity interest in GUC.

          Operations in Mainland China. In August 2003, we established TSMC China (of which the manufacturing entity is Fab 10), a wholly-owned subsidiary primarily engaged in the manufacturing and selling of integrated circuits. We have achieved commercial production with 0.35 micron, 0.25 micron and 0.18 micron process technologies in Fab 10, our 200mm wafer fab in Shanghai, where we commenced production in late 2004. As of February 28, 2010, we owned 100% of the equity interest in TSMC China.
          VisEra Technologies Company, Ltd. (“VisEra”). In October 2003, we and OmniVision Technologies Inc., entered into a shareholders’ agreement to form VisEra Technologies Company, Ltd., a joint venture in Taiwan, for the purpose of providing back-end manufacturing service. As of February 28, 2010, we owned approximately 43.5% of the equity interest in VisEra Technologies Company Ltd. Please see “Item 7. Major Shareholders and Related Party Transactions for a further discussion.”
          Xintec, Inc. (“Xintec”). In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our complementary metal oxide silicon (“CMOS”) image sensor manufacturing business. As of February 28, 2010, we owned approximately 48.9% combined equity interest in Xintec.
          Mcube Inc. (“Mcube”). In September 2009, we acquired preferred and common equity interest in Mcube, a newly established U.S. company engaged in the business of MEMS (“Micro Electro Mechanical Systems”) applications. As of February 28, 2010, we owned approximately 36.0% of the equity interest in Mcube.
          Motech Industries Inc. (“Motech”). In February 2010, we acquired a 20% equity interest in Motech, a Taiwan solar cell manufacturer. Motech has been a publicly traded company on Taiwan’s GreTai Security Market since May 2003.
ITEM 4A. UNRESOLVED STAFF COMMENTS
          None.
ITEM 5. OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
Overview
          We manufacture a variety of semiconductors based on designs provided by our customers. Our business model is now commonly called a “dedicated semiconductor foundry.” The foundry segment of the semiconductor industry as a whole experienced rapid growth over the last 23 years since our inception. As the leader of the foundry segment of the semiconductor industry, our net sales and net income were NT$322,630 million and NT$109,177 million in 2007, NT$333,158 million and NT$99,933 million in 2008, and NT$295,742 million (US$9,256 million) and NT$89,218 million (US$2,792 million) in 2009, respectively. The sales increase in 2008 was primarily attributed to the continued growth in the semiconductor industry and customer demand, offset in part by the decline in ASP resulting principally from pricing pressures in our customers’ end markets and increase in competition. Our sales in 2009 decreased by 11.2% from 2008, mainly due to a sharp decrease in customer demand starting from the fourth quarter of 2008, offset in part by a recovery in customer demand starting from the second quarter of 2009.
          The principal source of our revenue is wafer fabrication, which accounted for approximately 88% of our net sales in 2009. The rest of our net sales is derived from design, mask making, probing, and testing and assembly services. Factors that significantly impact our revenue include:
•	the worldwide demand for semiconductor products;

•	pricing;

•	the worldwide semiconductor production capacity as well as our production capacity;

•	capacity utilization;

•	technology migration; and

•	fluctuation in foreign currency exchange rate.
          Though equally important, three of the above factors are discussed as follows:
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
          Production Capacity. Our production capacity affects our business in several ways as follows:
          Our large production capacity allows us to meet increased customer orders thereby allowing us to capture greater market-driven opportunities and generate sales. We currently own and operate our semiconductor manufacturing facilities, the aggregate production capacity for which had been expanded from 762,619 200mm equivalent wafers per month as of year-end 2007 to 835,177 200mm equivalent wafers per month as of year-end 2008 and 869,977 200mm equivalent wafers per month as of year-end 2009. In 2009, while our operation ran at a level significantly below our full capacity in the beginning of the year, our capacity utilization rate grew in accordance with the increase in customer demand and reached full capacity by the end of 2009.
          A significant amount of our operating costs are fixed because our extensive manufacturing facilities (which provide us such large production capacity) require substantial investment to construct and are largely fixed-cost assets once they become operational. As such, decline in customer demand, among other factors, may significantly decrease our gross margin. Conversely, as product demand rises and factory utilization increases, these fixed costs are spread over the increased output, thereby improving our gross margin.
          Technology Migration.
          The table below presents a percentage breakdown of wafer sales by circuit resolution during the last three years:

	Year ended December 31,
	2007	2008	2009
	Percentage of	Percentage of	Percentage of
	total wafer	total wafer	total wafer
Resolution	revenue(1)	revenue(1)	revenue(1)
≤45 nanometer	—	—	4%
65 nanometer	6%	21%	29%
90 nanometer	26%	26%	20%
0.13 micron	23%	17%	14%
0.15 micron	9%	6%	4%
0.18 micron	20%	17%	17%
0.25 micron	7%	5%	5%
0.35 micron	5%	5%	4%
≥0.5 micron	4%	3%	3%
Total	100%	100%	100%

(1)	Percentages represent wafer revenue by technology as a percentage of total revenue from wafer sales, which exclude revenue not associated with wafer sales, such as revenue from testing and masks. Total wafer revenue excludes sales returns and allowances.
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
          As of December 31, 2007, 2008 and 2009, the amount recorded as sales returns and allowances in the accompanying consolidated statements of income was NT$5,706 million, NT$8,826 million and NT$13,913 million (US$435 million), respectively, representing 1.7%, 2.6% and 4.5% of our gross sales for the years ended December 31, 2007, 2008 and 2009. In 2009, the increase was the result of higher provision on the potential sales return and allowances.
          Allowances for Doubtful Accounts. We record provision for doubtful accounts based on a percentage of accounts receivables due from our customers. We determine this percentage by examining our historical collection experience and current trends in the credit quality of our customers as well as our internal credit policies. If the financial condition of our customers, or economic conditions in general, were to deteriorate, additional allowances may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our operating income and net income.
          As of December 31, 2007, 2008 and 2009, the allowance set aside for doubtful receivables was NT$702 million, NT$456 million and NT$543 million (US$17 million), respectively, representing 1.5%, 1.8% and 1.2% of our gross notes and accounts receivables as of those dates.
          Inventory valuation. Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work-in-progress and finished goods.
          Effective January 1, 2009, inventories are stated at the lower of cost or net realizable value for finished goods, work-in-progress, raw materials, supplies and spare parts. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items.
          Due to rapid technology changes, we also evaluate our ending inventory and reduce the carrying value of inventory for estimated obsolescence and unmarketable inventory by an amount that is the difference between the cost of the inventory and the net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon, which is generally 180 days or less.
          Valuation allowance for deferred tax assets. When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then establish a valuation allowance equal to the extent, if any, that it is more likely than not that such deferred tax assets will not be realized. We record an income tax benefit or expense when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. Specifically, our valuation allowances are impacted by our expected future revenue growth and profitability, tax holidays, alternative minimum tax, and the amount of tax credits that can be utilized within the statutory period. In determining the amount of valuation allowance for deferred tax assets as of December 31, 2009, we considered past performance, the general outlook of the semiconductor industry, business conditions caused by the global economic downturn, future taxable income and prudent and feasible tax planning strategies.

          Because the determination of the amount of valuation allowance is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the amount of valuation allowance that we have recorded. Because our expectation for future profitability is generally less during periods of reduced revenue and the lower regular corporate income tax rate of R.O.C. from 25% to 20% starting from 2010, it is likely that we will provide significant valuation allowances with respect to deferred tax assets during those periods of already reduced income.
          As of December 31, 2007, 2008 and 2009, the ending balances for valuation allowance under R.O.C. GAAP were NT$4,162 million, NT$7,109 million and NT$7,585 million (US$237 million), respectively, representing 24.4%, 40.1% and 38.0% of gross deferred tax assets as of those dates.
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
          When we determine that the carrying value of intangible assets and other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment for long-lived assets based on a projected future cash flow. If the long-lived or intangible assets that are determined to be impaired, we recognize an impairment loss through a charge to our operating results to the extent the present value of discounted cash flows attributable to the assets are less than their carrying value. We also perform a periodic review to identify assets that are no longer used and are not expected to be used in future periods. An impairment charge is recorded to the extent, if any, that the carrying amount of the idle assets exceeds their fair value. Under R.O.C. GAAP, if the recoverable amount increases in a future period, the amount previously recognized as impairment will be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.
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
          Under R.O.C. GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no future economic benefits are written down to their fair value and recorded as either idle assets or assets held for disposition. However, prior to 2005, R.O.C. GAAP did not provide guidelines for impairment of assets that could still be used in the business. Therefore prior to 2005, long-lived assets that could still be used in the business and were impaired under U.S. GAAP continued to be depreciated for R.O.C. GAAP purposes. In 2000, WaferTech recorded approximately US$330 million as impairment under U.S. GAAP. In 2008, an impairment loss for idle assets of NT$210 million (US$6 million) was recorded. No impairment loss for idle assets was recorded in 2007 and 2009.

          As of December 31, 2007, 2008, and 2009, net long-lived assets and intangible assets amounted to NT$268,176 million, NT$250,771 million and NT$280,133 million (US$8,768 million), respectively, under R.O.C. GAAP.
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
          Under R.O.C. GAAP, goodwill recorded from the acquisition of TSMC-Acer and WaferTech is evaluated for impairment on an annual basis. Based on our most recent evaluation, the fair value calculated by using projected cash flow in five years was higher than the associated carrying value. As a result, we did not record any impairment charge under R.O.C. GAAP. Under U.S. GAAP, goodwill recorded from the acquisition of TSMC-Acer and WaferTech is evaluated for impairment on an annual basis. Based on our most recent evaluation, the fair value calculated by using the discounted cash flow method was higher than the associated carrying value. As a result, we did not record any impairment charge under U.S. GAAP either.
          As of December 31, 2007, 2008, and 2009, goodwill amounted to NT$5,988 million, NT$6,044 million and NT$5,931 (US$186 million), respectively, under R.O.C. GAAP.
          Valuation of investments accounted for using the equity method. We assess the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable. We measure the impairment based on a projected future cash flow of the investees, the underlying assumptions for which had been formulated by such investees’ internal management team, taking into account sales growth and capacity utilization, which are benchmarked to TSMC’s standards to ensure the reasonableness of such assumptions. If an investment is determined to be impaired, we recognize an impairment loss through a charge to our operating results to the extent the present value of discounted cash flows attributable to the investee is less than the carrying value of the investment.
          As of December 31, 2007, 2008, and 2009, no impairment loss was recorded as the value determined based on the discounted cash flow of the investees was higher than the carrying value of the investments accounted for using the equity method.
          Accounting for investments in private and publicly-traded securities. We hold equity interests in companies, some of which are publicly traded and have highly volatile share prices. We also hold investments in debt securities, such as corporate bonds, structured time deposits, government bonds, and etc. We review all of our investments for impairment quarterly and record an impairment charge when we believe an investment has experienced an other-than-temporary decline in value. Determining whether an other-than-temporary decline in value of the investment has occurred is highly subjective. Such evaluation is dependent on the specific facts and circumstances. Factors we consider include, but are not limited to, the following: the market value of the security in relation to its cost basis, the duration of the decline in value, the financial condition of the investees and our intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment. Impairment reviews with respect to private security investments also require significant judgment.

Factors indicative of an other-than-temporary decline in value include recurring operating losses, credit defaults and subsequent rounds of financing at valuation below the cost basis of the investment.
          We have experienced declines in the value of certain privately held investments and publicly traded securities and recorded impairment loss of NT$54 million, NT$1,560 million and NT$913 million (US$29 million) in 2007, 2008, and 2009 respectively. While we have recognized all declines that are currently believed to be other-than-temporary as a charge to income, adverse changes in market conditions or poor operating results of underlying investments could result in further losses in future periods.
Results of Operations
          The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of income, expressed in each case as a percentage of net sales:

	For the year ended December 31,
	2007	2008	2009
Net sales	100.0%	100.0%	100.0%
Cost of sales	(55.9)%	(57.5)%	(56.3)%
Gross profit	44.1%	42.5%	43.7%
Operating expenses
General and administrative	(2.8)%	(3.3)%	(3.8)%
Sales and marketing	(1.2)%	(1.4)%	(1.5)%
Research and development	(5.5)%	(6.4)%	(7.3)%
Total operating expenses	(9.5)%	(11.1)%	(12.6)%
Income from operations	34.6%	31.4%	31.1%
Non-operating income and gains	3.7%	3.2%	1.9%
Non-operating expenses and losses	(0.6)%	(1.1)%	(0.7)%
Income before income tax and minority interest	37.7%	33.5%	32.3%
Income tax expense	(3.6)%	(3.3)%	(2.0)%
Income before cumulative effect of changes in accounting principles	34.1%	30.2%	30.3%
Cumulative effect of changes in accounting principles	—	—	—
Income before minority interest	34.1%	30.2%	30.3%
Minority interest in income of subsidiaries	(0.3)%	(0.2)%	(0.1)%
Net income	33.8%	30.0%	30.2%
Year to Year Comparisons
          Net Sales and Gross Margin

	For the year ended December 31,
			% Change			% Change
	2007	2008	from 2007	2009		from 2008
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Net sales	322,630	333,158	3.3%	295,742	9,256	(11.2%)
Cost of sales	(180,280)	(191,408)	6.2%	(166,413)	(5,208)	(13.1%)

Gross profit	142,350	141,750	(0.4)%	129,329	4,048	(8.8%)

Gross margin percentage	44.1%	42.5%	—	43.7%	43.7%	—

Net Sales
          Our net sales in 2009 decreased by 11.2% from 2008. The decrease in our net sales in 2009 was largely attributable to a sharp decrease in customer demand starting from the fourth quarter of 2008, offset in part by a recovery in customer demand starting from the second quarter of 2009. This resulted in an overall decrease of 8.6% in wafer shipment for the year 2009, from 8,467 thousand 200mm equivalent wafers in 2008 to 7,737 thousand 200mm equivalent wafers in 2009. However, our net sales in 2009 were positively impacted by a weaker average NT dollar against U.S. dollar(1), which depreciated against the U.S. dollar by 4.7%, as a significant portion of our sales are denominated in U.S. dollars. As a result of the recovery from the global economic downturn, we currently expect our net sales for the first quarter of 2010 to be between NT$89 billion and NT$91 billion, an increase of between 125% and 130% compared to the same period in 2009.
          Our net sales in 2008 increased by 3.3% from 2007. The increase in our net sales in 2008 was largely attributable to a continued increase in customer demand in the first three quarters of 2008, offset in part by a sharp decline in customer demand in the fourth quarter of 2008. This resulted in an overall increase of 5.8% in wafer shipment for the year 2008, from 8,005 thousand 200mm equivalent wafers in 2007 to 8,467 thousand 200mm equivalent wafers in 2008. On the other hand, our net sales in 2008 were negatively impacted by a stronger average NT dollar against U.S. dollar, which appreciated against the U.S. dollar by 4.3%, as a significant portion of our sales are denominated in U.S. dollars.
Gross Margin
          Our gross margin fluctuates with the level of capacity utilization, wafer shipments, price change and product mix, among other factors. Our gross margin increased to 43.7% of net sales in 2009 from 42.5% of net sales in 2008. The higher margin in 2009 was primarily due to favorable cost reductions and a weaker average exchange rate of the NT dollar against the U.S. dollar(1), which respectively contributed to 7.9 and 1.9 percentage points increase in the gross margin for the year, offset in part by price declines, inventory valuation adjustment, unfavorable product mix, and lower capacity utilization in 2009, which negatively impacted our gross margin by 4.8, 1.6, 1.6, and 0.6 percentage points, respectively. Depreciation and amortization expenses in cost of sales decreased from NT$76,541 million in 2008 to NT$75,742 million (US$2,371 million) in 2009. The decrease in depreciation and amortization expenses in 2009 reflected the benefits received from the reduced depreciation of facilities and equipment in 200mm wafer fabs and lower amortization of deferred charges, partially offset by the increase in depreciation from our advanced technologies fabs. As a result of the recovery from the global economic downturn, we currently expect our gross margin for the first quarter of 2010 to be between 46.5% and 48.5%. Our depreciation and amortization expenses for 2010 in cost of sales are expected to be higher than 2009.
          Our gross margin decreased to 42.5% of net sales in 2008 from 44.1% of net sales in 2007. The lower margin in 2008 was primarily driven by price declines, resulting primarily from pricing pressure in customers’ end markets and an increase in price competition, which negatively impacted our gross margin by 5.6 percentage points. In addition, profit sharing to employees, lower capacity utilization in the fourth quarter of 2008 and a stronger average exchange rate of the NT dollar against the U.S. dollar, which respectively contributed to 2.3, 1.4 and 1.2 percentage points decrease in the gross margin for the year, offset in part by the favorable impact on gross margin of higher wafer shipments, the improvement in overall product mix, favorable cost reduction, which contributed to 8.9 percentage points of increase in gross margin for the year. Depreciation and amortization expenses in cost of sales increased from NT$74,921 million in 2007 to NT$76,541 million (US$2,336 million) in 2008. The increase in depreciation and amortization expenses in 2008 reflected the increase in depreciation from our advanced technologies fabs, partially offset by the benefits received from the reduced depreciation of facilities and equipment in 200mm wafer fabs, and lower amortization of deferred charges. In 2008, while our operations ran at full capacity on average in the first three quarters, our capacity utilization rate began to decline sharply in the beginning of the fourth quarter of 2008, and decreased to a level significantly below our full capacity as a result of a sharp decline in customer demand by the end of 2008.

(1)	Based on weighted average exchange rate of NT$32.868 to US$1.00.

          Operating Expenses

	For the Year Ended December 31
			% Change			% Change
	2007	2008	from 2007	2009		from 2008
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Research and development	17,946	21,481	19.7%	21,593	676	0.5%
General and administrative	8,964	11,097	23.8%	11,286	353	1.7%
Sales and marketing	3,718	4,737	27.4%	4,488	141	(5.3)%

Total operating expenses	30,628	37,315	21.8%	37,367	1,170	0.1%

Percentage of net sales	9.5%	11.1%	—	12.6%	12.6%	—
Income from operations	111,722	104,435	(6.5)%	91,962	2,878	(11.9)%

Operating Margin	34.6%	31.4%	—	31.1%	31.1%	—
          Operating expenses increased by NT$52 million in 2009 or 0.1% from NT$37,315 million in 2008, after an increase in operating expenses of NT$6,687 million in 2008, or 21.8%, from 2007.
          Research and Development Expenses
          We remain committed to being the leader in developing advanced process technologies. We believe that continued investments in process technologies are essential for us to remain competitive in the markets we serve. Research and development expenditures increased by NT$112 million in 2009, or 0.5%, from 2008. We plan to continue to invest significant amounts in research and development in 2010.
          Research and development expenditures increased by NT$3,535 million in 2008, or 19.7%, from 2007, mainly due to the impact from expensing of profit sharing to employees in 2008.
          General and Administrative, Sales and Marketing Expenses
          General and administrative, sales and marketing expenses decreased by NT$60 million in 2009, or 0.4%, from 2008, due to a decrease in sales and marketing expenses by NT$249 million, or 5.3%, offset in part of an increase of general and administrative expenses by NT$189 million, or 1.7%. The decrease in sales and marketing expenses was primarily due to lower promotion fees. The increase in general and administrative expenses was primarily due to higher legal fees. The operating margin in 2009 was 31.1%, lower than the 31.4% in 2008. As the global economy gradually recovers, we currently expect our operating margin for the first quarter of 2010 to be between 35% and 37%.
          General and administrative, sales and marketing expenses increased by NT$3,152 million in 2008, or 24.8%, from 2007, due to an increase of general and administrative expenses by NT$2,133 million, or 23.8%, and an increase in sales and marketing expenses by NT$1,019 million, or 27.4%. The increase mainly reflected the impact from expensing of profit sharing to employees in 2008, partially offset by lower legal fees. The operating margin in 2008 was 31.4%, lower than the 34.6% in 2007.

          Non-Operating Income and Expenses

	For the Year Ended December 31
			% Change			% Change
	2007(1)	2008(1)	from 2007	2009		from 2008
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Non-operating income and gains	11,934	10,822	(9.3)%	5,654	177	(47.8)%
Non-operating expenses and losses	(2,014)	(3,785)	87.9%	(2,153)	(67)	(43.1)%

Net non-operating income (expenses)	9,920	7,037	(29.1)%	3,501	110	(50.2)%

(1)	The 2007 amounts for gains/losses on settlement and disposal of financial assets at fair value through profit or loss were reclassified into valuation gains/losses on financial instruments for comparison purposes.
          Net non-operating income decreased by NT$3,536 million in 2009, or 50.2%, from NT$7,037 million in 2008 primarily due to a NT$2,773 million decrease in interest income, a change from NT$1,228 million foreign exchange net gain in 2008 to NT$627 million foreign exchange net loss in 2009, a NT$815 million decrease in technical service income and a NT$656 million decrease in equity in earnings of equity method investees, partially offset by a NT$647 million decrease in loss on impairment of financial assets and a change from NT$1,081 million net valuation loss on financial instruments in 2008 to NT$595 million net valuation gain on financial instruments in 2009. Interest income decreased significantly, primarily due to lower interest rates in 2009. The change from foreign exchange net gain to foreign exchange net loss was mainly due to fluctuation in foreign exchange rates and the timing of cash receipts and payments. Technical service income decreased due to a non-recurring technology transfer agreement in 2008. Equity in earnings generated from equity method investees decreased, primarily due to weakened operating performance of such equity method investees in 2009. The decrease in loss on impairment of financial assets and the change from NT$1,081 million net valuation loss on financial instruments in 2008 to NT$595 million net valuation gain on financial instruments in 2009 was primarily due to a recovery in the market value of marketable financial instruments in 2009.
          Net non-operating income decreased by NT$2,883 million in 2008, or 29.1%, from NT$9,920 million in 2007 primarily due to a NT$1,806 million decrease in equity in earnings of equity method investees, a NT$1,506 million increase in loss on impairment of financial assets, and a change from NT$63 million net valuation gain on financial instruments in 2007 to NT$1,081 million net valuation loss on financial instruments in 2008, partially offset by a NT$1,147 million increase in net foreign exchange gain and a NT$592 million increase in technical service income. Equity in earnings generated from equity method investees decreased significantly, primarily due to weakened operating performance of such equity method investees in 2008. The increase in loss on impairment of financial assets was mainly due to higher loss from impairment charge recognized for other-than-temporary decline in value of financial assets resulted from the turmoil in the global financial market in 2008. The change from NT$63 million net valuation gain on financial instruments in 2007 to NT$1,081 million net valuation loss on financial instruments in 2008 was primarily due to a decline in the market value of marketable financial instruments in 2008. The increase in net foreign exchange gain was mainly due to fluctuation in foreign exchange rates and the timing of cash receipts and payments. In 2008, our technical service income increased due to a non-recurring technology transfer agreement.
          Income Tax Benefit (Expense)

	For the Year Ended December 31
			% Change			% Change
	2007	2008	from 2007	2009		from 2008
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Income tax expense	(11,710)	(10,949)	(6.5)%	(5,997)	(188)	(45.2)%

Net income	109,177	99,933	(8.5)%	89,218	2,792	(10.7)%

Net margin	33.8%	30.0%	—	30.2%	30.2%	—
          Income tax expenses decreased by NT$4,952 million in 2009, or 45.2%, from 2008. This decrease was mainly due to a decrease in taxable income and an increase in tax credit attributed to higher capital expenditure. See “— Taxation” below for a further discussion.

          Income tax expenses decreased by NT$761 million in 2008, or 6.5%, from 2007. This decrease was mainly due to a decrease in taxable income.
Liquidity and Capital Resources
          Our cash, cash equivalents and current investments in financial instruments amounted to NT$195,797 million (US$6,128 million) as of December 31, 2009, down from NT$211,450 million as of December 31, 2008. Our current investments in financial instruments primarily consist of corporate bonds, agency bonds, government bonds, publicly-traded stocks, corporate issued notes, money market funds and open-end mutual funds. Cash and cash equivalents decreased by NT$23,338 million in 2009, or 12.0%, from 2008, following an increase of NT$99,628 million in 2008, or 104.9%, from 2007.

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in millions)	(in millions)	(in millions)
Net cash provided by operating activities	183,766	221,494	159,966	5,007
Net cash used in investing activities	(70,689)	(8,042)	(96,468)	(3,019)
Net cash used in financing activities	(135,410)	(115,393)	(85,471)	(2,675)
Net increase/(decrease) in cash	(22,851)	99,628	(23,338)	(730)
          Operating Activities
          In 2009, we generated NT$159,966 million (US$5,007 million) net cash from operating activities, as compared to NT$221,494 million and NT$183,766 million in 2008 and 2007, respectively. In 2009, net cash generated from operating activities decreased primarily due to a NT$10,715 million decrease in net income, the change from NT$23,917 million net cash provided by notes and accounts receivable in 2008 to NT$16,873 million net cash used in notes and accounts receivable in 2009, and from NT$8,986 million net cash provided by inventories in 2008 to NT$6,037 million used in inventories in 2009. The significant change from increase in notes and accounts receivable and inventories mainly resulted from the recovery of customers’ demand, starting from the second quarter of 2009.
          In 2008, net cash generated from operating activities increased primarily due to a NT$23,917 million decrease in notes and accounts receivable and a NT$8,986 million decrease in inventories due to a sharp decline in our sales resulting from lower customer demand in the fourth quarter of 2008.
          In 2009, depreciation and amortization expenses were NT$80,815 million (US$2,529 million), as compared to NT$81,512 million and NT$80,005 million in 2008 and 2007, respectively. In 2009, the decrease in depreciation and amortization expenses was attributed to the reduced depreciation of facilities and equipment in 200mm wafer fabs and lower amortization of deferred charges, partially offset by the increase in depreciation from our advanced technologies fabs. In 2008, the increase in depreciation and amortization expenses was primarily attributed to the ramp-up of Fab 12 (Phase III), Fab 14 (Phases II and III), and Fab 10.
          Investing Activities
          In 2009, net cash used in investing activities was NT$96,468 million (US$3,019 million), as compared to NT$8,042 million and NT$70,689 million in 2008 and 2007 respectively. The increase in 2009 was the result of lower amount of cash received from disposals or redemption of investments in financial assets, and higher capital expenditures during the year. In 2008, the decrease in net cash used in investing activities was the result of more cash received from disposals or redemption of investments in financial assets, and lower spending on capital expenditures.
          Capital expenditures in 2009 were primarily related to:
•	adding production capacity to Fab 12 (Phase IV) and Fab 14 (Phase III);

•	Fab 12 facilities;

•	capacity expansion for mask and backend operations;

•	developing process technologies which include 28-nanometer nodes and below; and

•	other research and development projects.
          We expect our capital expenditures for 2010 to be approximately US$4,800 million spent primarily on: adding capacity to our 300mm wafer fabs; development of process technologies in 28nm, 20nm nodes and below and other research and development projects; Fab 12 and Fab 14 facilities; backend capacity and new technologies development for mask operations. These investment plans are still preliminary and may change in accordance with actual market conditions. For the past few years, our capital expenditures were funded from our operating cash flow. The capital expenditures for 2010 are also expected to be funded from our operating cash flow. See “Item 4. Information on the Company — Capacity Management and Technology Upgrade Plans” for a discussion of our capacity management and capital expenditures.
          Financing Activities
          In 2009, net cash used in financing activities was NT$85,471 million (US$2,675 million), as compared to NT$115,393 and NT$135,410 million in 2008 and 2007, respectively. In 2009, net cash used in financing activities decreased primarily due to: (a) NT$33,481 million repurchase of treasury stock in 2008 and none in 2009; and (b) profit sharing to employees in cash of NT$3,940 million in 2008 but none in 2009, due to the reclassification of profit sharing to employees from financing activities to operating activities starting 2009; partially offset by the repayment of corporate bonds amounting to NT$8,000 million in 2009. In 2008, net cash used in financing activities decreased primarily because of: (a) a decrease in the amount of repurchasing common shares totaling NT$11,932 million; and (b) an absence of repayment obligations for corporate bonds during the year.
          As of December 31, 2009, we had no short-term debt, and our aggregate long-term debt was NT$6,028 million (US$189 million) of which NT$949 million (US$30 million) was classified as current. NT$641 million (US$20 million) of the long-term debt is denominated in U.S. dollars. To protect against reductions in value and the volatility of asset value caused by changes in foreign exchange rates, we utilized derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge our currency exposure. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the hedging instruments used. NT$641 million of the long-term bank loans had floating interest rates based on the London interbank offer rate, or LIBOR. NT$4,500 million of the long-term bonds had a fixed interest rate of 3.00%. As of December 31, 2009, we had an aggregate of approximately NT$35,944 million (US$1,125 million) in unused short-term credit lines and an aggregate of approximately NT$300 million (US$9 million) in unused long-term credit lines.
          Pursuant to the relevant financial covenants in a loan agreement entered into by TSMC China, certain financial ratios (calculated based on annual audited financial statements of TSMC China) need to be maintained. As of December 31, 2009, TSMC China was only partially in compliance with such financial covenants. However, this did not have a significant effect on our financial position. As of February 28, 2010, other than TSMC China, we were in full compliance with applicable financial covenants.
          Cash Requirements
          The following table sets forth the maturity of our long-term debt (bank loans and bonds) outstanding as of December 31, 2009:

Long-term debt
NT$
(in millions)
During 2010	949
During 2011	276
During 2012	4,743
During 2013	60
During 2014 and thereafter	—

          The following table sets forth information on our material contractually obligated payments for the periods indicated as of December 31, 2009:

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(in NT$ millions)
Long-Term Debt(1)	6,028	949	5,019	60	—
Capital Lease Obligations(2)	787	94	88	605	—
Operating Leases(3)	5,749	558	991	907	3,293
Other Payments(4)	9,608	4,005	5,603	—	—
Capital Purchase or other Purchase Obligations(5)	73,095	72,020	802	273	—
Total Contractual Cash Obligations(6)	95,267	77,626	12,503	1,845	3,293

(1)	Includes loan payable and bond payable but excludes relevant interest payments which are not expected to be material in any given period in the future. See notes 15 and 16 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.

(2)	Capital lease obligations represent our commitment for leases of property, which are described in note 13 to our consolidated financial statements.

(3)	Operating lease obligations are described in note 27 to our consolidated financial statements.

(4)	Includes royalty and license payments, as well as payables for acquisition of property, plant and equipment, but excludes payments that vary based upon our net sales of certain products and our sales volume of certain other products.

(5)	Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments are not recorded on our balance sheet as of December 31, 2009, as we have not received related goods or taken title of the property.

(6)	Minimum pension funding requirement is not included since such amounts have not been determined. We made pension contributions of approximately NT$194 million in 2009 and we estimate that we will contribute approximately NT$182 million to the pension fund in 2010. See note 18 to our consolidated financial statements for additional details regarding our pension plan.
          During 2009, we entered into derivative financial instruments transactions to manage exposures related to foreign-currency denominated receivables or payables. As of December 31, 2009, our cash requirements in 2010 for outstanding forward exchange agreements and cross currency swaps contracts were approximately US$771 million with our expected cash receipts of approximately NT$24,889 million. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information regarding our derivative financial instruments transactions. See also note 2 to the consolidated financial statements for our accounting policy of derivative financial instruments and note 24 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.
          We do not generally provide letters of credit to, or guarantees for any entity other than our consolidated subsidiaries.
          We require significant amounts of capital to build, expand, upgrade and maintain our production facilities and equipment. We incurred capital expenditures of NT$84,001 million, NT$59,223 million and NT$87,785 million (US$2,671 million)(1) in 2007, 2008 and 2009, respectively. We currently expect our capital expenditures for 2010 to be approximately US$4,800 million.
          We expect to fund our expansion projects and other cash requirements primarily with internally generated funds. We have historically maintained a high level of liquid assets. Management estimates that our cash, cash equivalents and current investments in financial instruments amounting to NT$195,797 million (US$6,128 million) as of December 31, 2009, together with our available credit facilities and cash flow from operations will be sufficient to satisfy our future working capital needs, dividend payment, planned capital expenditures, research and development, and debt service requirements.

(1)	Translated from weighted average exchange rate of NT$32.868 to US$1.00.

U.S. GAAP Reconciliation
          Our consolidated financial statements are prepared in accordance with R.O.C. GAAP, which differs in certain material aspects from U.S. GAAP. The following table sets forth a comparison of our net income and shareholders’ equity in accordance with R.O.C. GAAP and U.S. GAAP for the periods indicated:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
		(in NT$ millions)
Net income attributable to the shareholders of the parent in accordance with:
R.O.C. GAAP	109,177	99,933	89,218	2,792
U.S. GAAP	71,658	81,473	89,102	2,789
Shareholders’ equity attributable to the shareholders of the parent in accordance with:
R.O.C. GAAP	487,092	476,377	495,083	15,495
U.S. GAAP	513,228	511,089	532,043	16,652
          Differences between R.O.C. GAAP and U.S. GAAP that have a material effect on our net income as reported under R.O.C. GAAP include compensation expense pertaining to stock bonuses to employees, marketable securities, impairment charges for long-lived assets, recognition of and subsequent account for goodwill, 10% tax imposed on unappropriated earnings, and stock-based compensation. Please refer to note 30 to the consolidated financial statements, which provide a description of the principal differences between R.O.C. GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of certain items, including net income and shareholders’ equity.
Taxation
          The R.O.C. corporate income tax rate will be reduced from 25% to 20% effective from 2010, which will reduce our tax burden. On the other hand, the tax incentive schemes under the “Statute for Upgrading Industries” expired on December 31, 2009 and as of February 28, 2010, the Taiwan legislative authority has not passed any statute containing similar or identical tax incentives. Therefore, there is a likelihood that our tax burden will increase as a result.
          We are eligible for five-year tax holidays for income generated from construction and capacity expansions of production facilities according to the regulation for Science Park Administration and the Statute for Upgrading Industries of the R.O.C., respectively. The exemption period may begin at any time within five years, as applicable, following the completion of a construction or expansion. The aggregate tax benefits of such exemption periods in 2007, 2008 and 2009 were NT$7,668 million, NT$9,671 million and NT$8,652 million (US$271 million), respectively. We commenced the exemption period for part of Fab 14 (Phase I) and part of Fab 12 (Phase II) in 2007; part of Fab 14 (Phase II), part of Fab 12 (Phase II) and others in 2008. The Statute for Upgrading Industries expired at the end of 2009. However, under the Grandfather Clause, we can continue to enjoy five-year tax holidays if the relevant investment plans are approved by R.O.C. tax authority before the expiration of the Statute.
          Under regulations promulgated under the R.O.C. Statute for Upgrading Industries, we were entitled to a tax credit for specified percentages of purchases of equipment used in manufacturing processes and research and development expenditures. The tax credit rates of equipment purchased and research and development expenditures were 7% and 30% respectively in the period from 2007 to 2009.
          The R.O.C. government enacted the R.O.C. Alternative Minimum Tax Act (“AMT Act”) which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the R.O.C. AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the R.O.C. AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the R.O.C. AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the R.O.C. AMT. We currently expect the AMT to have a minimal effect on our income tax expense in 2010.

Off-Balance Sheet Arrangements
          There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Inflation & Deflation
          Our most significant export market is North America and we do not believe that inflation or deflation in the R.O.C. or North America had a material impact on our results of operations in 2009. However, we cannot provide assurance that there will be no significant variations in the nature, extent or scope of inflation or deflation within any of our key markets in the future or any such variation or whether deflation possibly arising from the global economic crisis would not have a material impact on our results of operations.
Recent Accounting Pronouncements
          For U.S. GAAP, in April 2009, we adopted the guidance related to the recognition and presentation of other-than-temporary impairments of debt securities classified as available-for-sale and held-to-maturity. This standard amends the other-than-temporary impairment (OTTI) guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt securities in the financial statements. The adoption of such guidance did not have a material impact on our results of operations, financial position and cash flows.
          In April 2009, the Financial Accounting Standards Board (“FASB”) issued a standard that provides additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased. It also included guidance on identifying circumstances that indicate a transaction is not orderly. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, and should be applied prospectively. This standard is effective for the Company for the year ending December 31, 2009. The adoption of such guidance did not have a material impact on our results of operations, financial position and cash flows.
          For R.O.C. GAAP, effective January 1, 2009, we adopted the newly revised Statement of Financial Accounting Standards (SFAS)
No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value on an item-by-item basis except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the year in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the year. We believe such a change in accounting principle did not have material impact on our results of operations, financial positions and cash flows.
          We do not expect the adoption of the recent accounting pronouncements relating to R.O.C. GAAP and U.S. GAAP to have material impact on our results of operations, financial positions and cash flows. For further details, please refer to notes 4 and 31.a. to the consolidated financial statements for a discussion of recent accounting pronouncements relating to R.O.C. GAAP and U.S. GAAP, respectively.
Climate Change Related Issues
          The manufacturing, assembling and testing of our products require the use of chemicals and materials that are subject to environmental, climate related, health and safety laws and regulations issued worldwide as well as international accords such as the Kyoto Protocol. Climate change related laws or regulations currently are too indefinite for us to assess the impact on our future financial condition with any degree of reasonable certainty. For example, the Taiwan legislative authority has been studying relevant laws relating to environmental protection and climate related changes, such as the “Greenhouse Gas Reduction Act” and “Energy Tax”. Since there has been no concrete guidance or laws issuing from the Taiwan government as of the date of this filing, the impact of such laws are indeterminable at the moment. Please see detailed risk factors related to the impact of climate change regulations and international accords, and business trends on our operations in “Item 3. Key Information — Risk Factors — Risks Relating to Our Business”. Please also see our compliance record with Taiwan and international environmental and climate related laws and regulations in “Item 4. Information on the Company — Environmental Regulation”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Executive Officers
MANAGEMENT
          Members of our board of directors are elected by our shareholders. Throughout most of 2009, our board of directors consisted of eight directors. Ms. Carleton Fiorina resigned as one of our independent directors on November 30, 2009, to devote more time and energy to her U.S. senatorial campaign. Our board of directors is currently composed of seven directors. The chairman of the board of directors is elected by the directors. The chairman of the board of directors presides at all meetings of the board of directors, and also has the authority to act as our representative. The term of office for directors is three years.
          In order to strengthen corporate governance of companies in Taiwan, effective January 1, 2007, the R.O.C. Securities and Exchange Law authorized the R.O.C. Financial Supervisory Commission, after considering the scale, shareholding structure and business nature of a public company, to require a public company to have at least two independent directors but no less than one fifth of the total number of directors. Under this authorization, the R.O.C. Financial Supervisory Commission promulgated guidelines requiring, among others, listed companies with a paid-in capital of NT$50 billion or more to have independent directors on the board. Of our current seven directors, three are independent directors.
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
          However, according to our articles of incorporation, beginning from January 1, 2007, the duties and powers of our supervisors are being exercised by our Audit Committee which, is composed of all of our independent directors, and supercedes and replaces the office of supervisors.
          Pursuant to the R.O.C. Company Law, a person may serve as our director in his personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. For example, the National Development Fund of Taiwan, R.O.C., one of our largest shareholders, has served as our director since our founding. As a corporate entity, the National Development Fund is required to appoint a representative to act on its behalf in discharging its directorial duties. The former representative of the National Development Fund, Mr. Chintay Shih, resigned on November 10, 2008. Mr. Tian-Jy Chen was appointed as the representative of the National Development Fund on April 22, 2009.
          The following table sets forth the name of each director and executive officer, their positions, the year in which their term expires and the number of years they have been with us as of February 28, 2010. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

			Years
		Term	with our
Name	Position with our company	Expires	company
Morris Chang	Chairman & Chief Executive Officer	2012	23
F.C. Tseng	Vice Chairman	2012	23
Tian-Jy Chen	Director (Representative of the National Development Fund)	2012	1
Stan Shih	Director	2012	10
Sir Peter Leahy Bonfield	Director	2012	8
Thomas J. Engibous	Director	2012	1
Rick Tsai	Director & President of New Businesses	2012	20
Stephen T. Tso	Senior Vice President & Chief Information Officer	—	13
Mark Liu	Senior Vice President of Operations	—	16
C.C. Wei	Senior Vice President of Business Development	—	12
Shang-yi Chiang	Senior Vice President of Research & Development	—	1 (1)
M.C. Tzeng	Vice President of Mainstream Fab Operations/Affiliates	—	23
Richard Thurston	Vice President & General Counsel	—	8
Lora Ho	Vice President, Chief Financial Officer & Spokesperson	—	11
Wei-Jen Lo	Vice President of Operations	—	6
Jason C.S. Chen	Vice President of Worldwide Sales & Marketing	—	5
Jack Sun	Vice President of Research & Development & Chief Technology Officer	—	13
Fu-Chieh Hsu	Vice President/Deputy head of Research & Development & Vice President of Design & Technology Platform	—	4
Y.P. Chin	Vice President of Operations	—	23
N.S. Tsai	Vice President of Quality & Reliability	—	21
Rick Cassidy	Vice President & President of TSMC North America	—	13
L.C. Tu	Vice President of Human Resources	—	23

(1)	Rounded-up for ease of reference from November 10, 2009.
          Morris Chang has been the founding Chairman of our board of directors since our establishment and had re-assumed his role as our Chief Executive Officer effective June 12, 2009. From 1985 to 1994, he was President and then Chairman of the board of directors of ITRI. Prior to that, Dr. Chang was President and Chief Operating Officer of General Instrument Corporation; Corporate Group and Senior Vice-President for Texas Instruments. He holds a bachelor’s degree and a master’s degree in mechanical engineering from the Massachusetts Institute of Technology and a Ph.D. in electrical engineering from Stanford University and has been active in the international semiconductor industry for over 54 years.
          F.C. Tseng is a director. He has been our Vice Chairman since July 2005. He was Deputy Chief Executive Officer from August 2001 to June 2005. He is the Chairman of Global Unichip Corp. and also a director of Digimax, Inc. and Allegro Manufacturing Pte. Ltd. He formerly served as the President of Vanguard from 1996 to 1998 and our President from May 1998 to August 2001. Prior to his presidency at Vanguard, Dr. Tseng served as our Senior Vice President of operations. He holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 38 years.
          Tain-Jy Chen is a director. He is a professor in the Department of Economics at National Taiwan University. Dr. Chen was the President of Chung-Hua Institution for Economic Research from March 2003 to August 2005 and the Minister of the Council for Economic Planning and Development, R.O.C. Executive Yuan from May 2008 to September 2009. He holds a bachelor’s degree in electrical engineering from National Taiwan University and a Ph.D. in economics from Pennsylvania State University, University Park.
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

          Sir Peter Leahy Bonfield is an independent director. Sir Peter Bonfield was the Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from January 2, 1996 to January 31, 2002. He currently is a director of L. M. Ericsson, Mentor Graphics Corporation Inc., Sony Corporation and Actis Capital LLP. He is also the Vice President of the British Quality Foundation and a member of the Sony Corporation Advisory Board, the Longreach Group Advisory Board, and the New Venture Partners LLP Advisory Board. Sir Peter is also the Chairman of Supervisory Board of NXP. B.V. He holds an honors degree in engineering from Longhborough University.
          Thomas J. Engibous is an independent director. He joined Texas Instruments (“TI”) in 1976 and served there until retirement in 2008. During his 32-year career at TI, his duties included Chairman from 2004 to 2008, Chairman, President and Chief Executive Officer from 1998 to 2004, President and Chief Executive Officer from 1996 to 1998 and Executive Vice President and President of the company’s Semiconductor Group from 1993 to 1996. Mr. Engibous currently serves as a director of J.C. Penney Company Inc., Trustee of the Southwestern Medical Foundation, and a member of the Business Council. He holds a master’s degree in electrical engineering and an honorary doctorate in engineering from Purdue University.
          Rick Tsai is a director and President of New Businesses organization. He also has been President since August 2001. Dr. Tsai was Chief Executive Officer from July 2005 to June 11, 2009 and was Chief Operating Officer from August 2001 to June 2005. He was Executive Vice President of Worldwide Marketing and Sales from September 2000 to August 2001. Prior to that, he served as our Executive Vice President of Operations. He also served as the President of Vanguard from 1999 to 2000. He joined us in 1989 as Deputy Director of our Fab 2 operations. He holds a Ph.D. in material science from Cornell University.
          Stephen T. Tso is our Senior Vice President of Information Technology, Material Management and Risk Management and Chief Information Officer. He joined us as Vice President of Research and Development in December 1996. Prior to that, he was General Manager of Metal CVD Products in Applied Materials. He was assigned as the President of WaferTech in November 2001. Dr. Tso holds a Ph.D. in material science and engineering from University of California, Berkeley.
          Mark Liu is our Senior Vice President of Operations. Prior to that he was our Senior Vice President of Advanced Technology Business from March 2008 to October 2009. From January 2002 to March 2008, he was Senior Vice President of Operations II. He was Vice President of our Fab 8 and Fab 12 Sites Operations from July 2000 to January 2002 and Vice President of South Sites Operations from 1999 to July 2000. Dr. Liu joined us in 1993 and held the positions as Director of Fab 3 Operations and Senior Director of South Sites Operations. He holds a Ph.D. in electrical engineering and computer science from University of California, Berkeley.
          C.C. Wei is our Senior Vice President of Business Development. From March 2008 to October 2009, he was Senior Vice President of Mainstream Technology Business. From January 2002 to March 2008, Dr. Wei was Senior Vice President of Operations I. He was Vice President of South Sites Operations from April 2000 to January 2002 and Vice President of North Sites Operations from February 1998 to April 2000. Prior to that, he was Senior Vice President at Chartered Semiconductor Manufacturing Ltd. in Singapore starting from 1993. He holds a Ph.D. in electrical engineering from Yale University.
          Shang-yi Chiang re-joined us as Senior Vice President of Research and Development on November 2009. He also has been Chairman of VisEra Technologies Company and Xintec Inc. since August 2006. He was Senior Vice President of Research and Development from November 2000 to August 2006. He joined us as Vice President of Research and Development in 1997. Prior to that, he worked at Hewlett Packard. Dr. Chiang holds a Ph.D. in electrical engineering from Stanford University.
          M.C. Tzeng is our Vice President of Mainstream Fab Operations/Affiliates. From March 2008 to October 2009, he was Vice President of Mainstream Technology Business. Prior to that, he was Vice President of Operations I from January 2002 to March 2008. He was the Senior Director of Fab 2 Operations from 1997 to January 2002. He joined us in 1987 and has held various positions in manufacturing functions. He holds a master degree in applied chemistry from Chung Yuan University.
          Richard Thurston is our Vice President and General Counsel. Prior to joining us in January 2002, he was a partner with Kelt Capital Partners, LP, in Addison, Texas, and a senior partner with the Dallas Texas-based law firm of Haynes and Boone. Dr. Thurston was also Vice President and Assistant General Counsel, and the Asia Pacific Regional Counsel for TI from 1984 to 1996. Dr. Thurston holds a Ph.D. in East Asian Studies from University of Virginia and a J.D. from Rutgers School of Law.

          Lora Ho has been Vice President, Chief Financial Officer and Spokesperson since September 2003. Prior to joining us in 1999 as controller, she had served as Vice President of Finance and Chief Financial Officer at Acer Semiconductor Manufacturing Inc. since 1990. Ms. Ho received an MBA from National Taiwan University in 2003 and a B.A. degree from National Chengchi University in 1978.
          Wei-Jen Lo is our Vice President of Operations. He was Vice President of Advanced Technology Business from September 2009 to October 2009. He was Vice President of Research & Development from June 2006 to September 2009 and was Vice President of Operations from July 2004 to June 2006. Prior to that, he was Director in charge of advanced technology development with Intel Corporation. Dr. Lo holds a Ph.D. in solid state physics & surface chemistry from University of California, Berkeley.
          Jason C.S. Chen is our Vice President of Worldwide Sales and Marketing. He joined us as Vice President of Corporate Development in March 2005. Prior to that, he was Vice President and Co-Director of Marketing and Sales group with Intel Corporation. Mr. Chen holds an MBA degree from University of Missouri, Columbia.
          Jack Sun is our Chief Technology Officer, effective November 2009, and also has been our Vice President of Research and Development since 2006. He was promoted to Senior Director in 2000. He joined us in 1997 as Director of Advanced Module Technology Division before taking the position of Director, Logic Technology Development Division. Prior to that, he served at International Business Machines for 14 years in Research and Development. Dr. Sun holds a Ph.D. in electrical engineering from University of Illinois at Urbana-Champaign.
          Fu-Chieh Hsu is our Vice President and Deputy Head of Research and Development. He has also been our Vice President of Design and Technology Platform since April 2006. Dr. Hsu founded Monolithic System Technology Inc. (“MoSys”) in 1991 and served as its Chairman and Chief Executive Officer until retiring at the end of 2004. He was Chairman and President of Myson Technology Inc. (now Myson Century Inc.) from 1990 to 1991. Prior to that, he worked at Integrated Device Technology Inc. as Chief Technology Officer and Vice President as well as other senior positions. He also served at Hewlett-Packard Laboratories. He holds a Ph.D. in electrical engineering and computer sciences from University of California, Berkeley.
          Y.P. Chin is Vice President of Operations. He was Vice President of Advanced Technology Business from March 2008 to October 2009. Prior to that, he was Senior Director of Operations II from June 2006 to March 2008 and Product Engineering & Services from 2000 to 2006. He joined us in 1987 and has held various positions in product and engineering functions. He holds a master degree in electrical engineering from National Cheng Kung University.
          N.S. Tsai has been Vice President of Quality & Reliability since February 2008. Prior to that, he was Senior Director of Quality & Reliability since 2004, Senior Director of Assembly Test Technology & Service from 2002 to 2004. Dr. Tsai also served as a Vice President of Vanguard from 1997 to 2000. He joined us in 1989 and held various positions in R&D and manufacturing functions. He holds a Ph.D. degree in material science from Massachusetts Institute of Technology.
          Rick Cassidy was promoted as Vice President in February 2008. He has been President of TSMC North America since January 2005. He joined us in 1997 and has held various positions in TSMC North America, including Business Operations, Field Technical Support, and Business Management. He holds a B.A. degree in engineering technology from United States Military Academy at West Point.
          L.C. Tu has been Vice President of Human Resources since August 2009. Prior to that, he was Senior Director of Corporate Planning Organization from 2002 to 2009. He joined us in 1987 and held various positions in engineering functions. He holds a master degree in Business Administration from Tulane University.
          There is no family relationship between any of our directors or executive officers and any other director or executive officer.
Share Ownership
          The following table sets forth certain information as of February 28, 2010 with respect to our common shares owned by our directors and executive officers.

			Number of
			Common
		Percentage of	Shares
		Outstanding	Underlying
	Number of Common	Common	Stock
Name of Shareholders	Shares Owned(2)	Shares(2)	Options(3)
Morris Chang, Chairman & CEO	118,587,914	0.46	—
F.C. Tseng, Vice Chairman	35,002,675	0.14	—
Tain-Jy Chen, Director(1)	1,653,709,980	6.38	—
Stan Shih, Independent Director	1,480,286	0.01	—
Sir Peter Leahy Bonfield, Independent Director	—	—	—
Thomas J. Engibous, Independent Director	—	—	—
Rick Tsai, Director & President of New Businesses	33,654,505	0.13	826,541
Stephen T. Tso, Senior Vice President & CIO	15,055,693	0.06	419,371
Mark Liu, Senior Vice President	13,000,573	0.05	826,541
C.C. Wei, Senior Vice President	8,444,325	0.03	276,882
Shang-yi Chiang, Senior Vice President	2,412,481	0.01	—
M.C. Tzeng, Vice President	7,699,595	0.03	—
Richard Thurston, Vice President & General Counsel	1,939,892	0.01	87,710
Lora Ho, Vice President & CFO & Spokesperson	6,221,080	0.02	—
Wei-Jen Lo, Vice President	2,881,127	0.01	—
Jason C.S. Chen, Vice President	2,488,320	0.01	—
Jack Sun, Vice President	4,817,095	0.02	127,736
Fu-Chieh Hsu, Vice President	2,015,726	0.01	—
Y.P. Chin, Vice President	6,184,823	0.02	—
N.S. Tsai, Vice President	2,051,180	0.01	—
Rick Cassidy, Vice President	—	—	970,907
L.C. Tu, Vice President	9,310,067	0.04	61,373

(1)	Represents shares held by the National Development Fund of the Executive Yuan.

(2)	Except for the number of shares held by the National Development Fund of the Executive Yuan, the disclosed number of shares owned by the directors and executive officers does not include any common shares held in ADS form by such individuals as such individual ownership of ADSs has not been disclosed to shareholders or otherwise made public and each of these individuals owns less than one percent of all common shares outstanding as of February 28, 2010.

(3)	The numbers of the common shares underlying the stock options and the exercise prices were adjusted for the cash and stock dividends distributed from 2003 to 2009, according to the terms of the 2002 Employee Stock Option Plan. The options were granted to certain of our officers except Rick Cassidy as a result of their voluntary selection to exchange part of their profit sharing to stock options.
Compensation
          The aggregate compensation paid and benefits in kind granted to our directors and executive officers in 2009, which included a cash bonus to the directors, was NT$1,002 million (US$31 million). According to our Articles of Incorporation, not more than 0.3 percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as bonuses to our directors and at least one percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) is distributed as a bonus to employees, including executive officers. Bonuses to directors are always paid in cash, while bonuses to our executive officers may be granted in cash, stock, or stock options or the combination of all these three. Individual awards are based on each individual’s responsibility, contribution and performance. See note 21 to our consolidated financial statements. Under our Articles of Incorporation, directors who also serve as executive officers are not entitled to any director bonuses.
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
          Currently, the Audit Committee consists of three members comprising all of our independent directors. The current members of the Audit Committee are Sir Peter Bonfield, the chairman of our Audit Committee, Mr. Stan Shih and Thomas J. Engibous. In addition, Mr. J.C. Lobbezoo was appointed to serve as financial expert consultant to the Audit Committee from February 14, 2006 onwards. See “Item 16A. Audit Committee Financial Expert”. The Audit Committee is required to meet at least four times a year. Our Audit Committee charter grants the Audit Committee the authority to conduct any investigation which it deems appropriate to fulfill its responsibilities. It has direct access to all our books, records, facilities, and personnel, as well as our registered public accountants. It has the authority to, among other things, appoint, terminate and approve all fees to be paid to our registered public accountants, subject to the approval of the board of directors as appropriate, and to oversee the work performed by the registered public accountants. The Audit Committee also has the authority to engage special legal, accounting, or other consultants it deems necessary in the performance of its duties. Beginning on January 1, 2007, the Audit Committee also assumed the responsibilities of supervisors pursuant to the R.O.C. Securities and Exchange Law.
          The Audit Committee convened four regular meetings and three special meetings in 2009.
Compensation Committee
          Our board of directors established a Compensation Committee in June 2003 to assist our board of directors in discharging its responsibilities related to our compensation and benefit policies, plans and programs, and the evaluation and compensation of our executives.
          The Compensation Committee, by its charter, shall consist of no fewer than three members of the Board. As of February 28, 2010, four members comprised the Compensation Committee: three of whom are independent directors serving as voting members of the Compensation Committee, and the Chairman of the Board of Directors is a non-voting member on this committee. The current members of the Compensation Committee are Mr. Stan Shih (who is the Chairman of the Compensation Committee), Sir Peter Bonfield, Thomas J. Engibous, and Dr. Morris Chang.
          The Compensation Committee convened four regular meetings in 2009.
Employees
          The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2007	2008	2009
Managers	2,520	2,618	2,792
Professionals	8,814	8,830	9,861
Assistant Engineers/Clericals	844	824	761
Technicians	10,842	10,571	11,052
Total	23,020	22,843	24,466

     The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2007	2008	2009
Hsinchu Science Park, Taiwan	14,892	14,635	16,010
Tainan Science Park, Taiwan	5,360	5,500	5,920
China	1,457	1,397	1,270
North America	1,255	1,252	1,198
Europe	27	28	36
Japan	27	29	29
Korea	2	2	3
Total	23,020	22,843	24,466
          As of December 31, 2009, our total employee population was 24,466 with an educational makeup of 3.5% Ph.Ds, 32.8% masters, 20.7% university bachelors, 16.5% college degrees and 26.4% others. Among this employee population, 51.7% were at a managerial or professional level. Continuous learning is the cornerstone of our employee development strategy. Individual development plans for each employee are customized and tailored to their individual development needs. Employee development is further supported and enforced by a comprehensive and integrated network of resources including on-the-job training, coaching, mentoring, job rotation, on-site courses, e-learning and external learning opportunities.
          Pursuant to our Articles of Incorporation, our employees participate in our profits by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our net income after the deduction for prior years’ losses and contributions to legal and special reserves. Our practice in the past has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In August 2009, we distributed an aggregate bonus to our employees of NT$14,990 million, or 15% of our 2008 net income, of which 50% was in cash and 50% in common shares. The number of common shares issued was calculated based on the closing price one day prior to the 2009 annual shareholders’ meeting on an ex-dividend basis of NT$52.83 per share.
          In June 2002, we adopted the 2002 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 100 million common shares (approximately 0.5% of our total then outstanding common shares). These options vested between two and four years after the date of grant, with 50% of the option granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2002 Employee Stock Option Plan, a total of 48,137,264 options were granted, of which 2,726,796 options were originally granted to certain of our officers as a result of their voluntary election to exchange part of their profit sharing for stock options. The remaining balance of options under the 2002 Employee Stock Option Plan expired on June 25, 2003. As of December 31, 2009, 21,179,488 options were outstanding under the 2002 Employee Stock Option Plan.
          In September 2003, we adopted the 2003 Employee Stock Option Plan that authorizes the grant of the options exercisable for up to 120 million common shares (approximately 0.6% of our total then outstanding common shares) in one or more tranches before October 29, 2004, when the 2003 Employee Stock Option Plan expired. These options vested between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2003 Employee Stock Option Plan, a total of 12,055,735 options have been granted. The remaining balance under the 2003 Employee Stock Option Plan expired on October 29, 2004. As of December 31, 2009, 3,604,349 options were outstanding under the 2003 Employee Stock Option Plan.
          In November 2004, we adopted the 2004 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 11 million common shares (approximately 0.05% of our total then outstanding common shares) in one or more tranches before January 6, 2006, when the 2004 Employee Stock Option Plan expired. These options will vest between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2004 Employee Stock Option Plan, a total of 10,374,550 options have been granted. The remaining balance under the 2004 Employee Stock Option Plan expired on January 6, 2006. As of December 31, 2009, 4,026,307 options were outstanding under the 2004 Employee Stock Option Plan.

          The following table provides information with respect to outstanding stock options held by our current officers as of December 31, 2009 under the 2002 Employee Stock Option Plan. The numbers of the common shares underlying the stock options and the exercise prices were adjusted for the cash and stock dividends distributed from 2003 to 2009, according to the terms of the 2002 Employee Stock Option Plan.

Outstanding Stock Options under the 2002 Employee Stock Option Plan
		Number of
		Common Shares
		Underlying
		Unexercised	Option Adjusted
		Options	Exercise Price
Name	Grant Date	(#)	(NT$)	Expiration Date
Rick Tsai	03/07/2003	826,541	22.8	03/06/2013
Mark Liu	03/07/2003	826,541	22.8	03/06/2013
Stephen Tso	03/07/2003	419,371	22.8	03/06/2013
C.C. Wei	03/07/2003	276,882	22.8	03/06/2013
Jack Sun	03/07/2003	127,736	22.8	03/06/2013
Richard Thurston	03/07/2003	87,710	22.8	03/06/2013
L.C. Tu	03/07/2003	61,373	22.8	03/06/2013
Rick Cassidy	08/22/2002	42,016	29	08/21/2012
	06/06/2003	928,891	32	06/05/2013
          In order to attract qualified senior management, we maintain a sign-on bonus plan, under which selected newly hired senior employees, upon approval by our senior management, receive a hiring bonus with the general condition of staying in our employment for at least one year (based on the quantum of sign-on bonus). In 2009, a total of NT$17 million (US$0.5 million) was distributed to our senior management under our sign-on bonus plan.
          Our employees are not covered by any collective bargaining agreements. Although incidents of labor disputes occurred in 2009, our endeavor to repair labor relations quickly and amicably helped resolve such incidents on a conciliatory note, with one minor litigation pending in the Taiwan court which has no material impact on our operations or financial results. We are committed to cultivating positive employee relations.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
          The following table sets forth certain information as of February 28, 2010, with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

		Percentage of Total
	Number of Common	Outstanding
Names of Shareholders	Shares Owned	Common Shares
National Development Fund(1)	1,653,709,980	6.4
Directors and executive officers as a group(2)	273,247,357	1.1

(1)	Excludes any common shares that may be owned by other funds controlled by the R.O.C. government. The National Development Fund was previously named Development Fund.

(2)	Excludes ownership of the National Development Fund.
          As of February 28, 2010, a total of 25,903,538,310 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through a brokerage account in the R.O.C. As of February 28, 2010, 5,487,565,383 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of February 28, 2010, 1,097,513,073 ADSs, representing 5,487,565,383 common shares, were held of record by Cede & Co. and 271 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

          Our major shareholders have the same voting rights as our other shareholders. For a description of the voting rights of our shareholders see “Item 10. Additional Information — Description of Common Shares — Voting Rights.”
          We are not aware of any arrangement that may at a subsequent date result in a change of control of us.
Related Party Transactions
          Koninklijke Philips Electronics N.V. and its Affiliates (“Philips”)
          On June 20, 2004, we and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended and restated the Technical Cooperation Agreement. The amended Technology Cooperation Agreement was for five years beginning from January 1, 2004 and it has not been renewed. However, the patent cross license arrangement between us and Philips (now NXP B.V.) survives the expiration of the amended Technology Cooperation Agreement. From March 2007, Philips ceased to be a party related to us.
          Vanguard International Semiconductor Corporation
          In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established Vanguard, then an integrated DRAM manufacturer. Vanguard commenced volume commercial production in 1995 and listed its shares on the GreTai Securities Market in March 1998. In 2004, Vanguard completely terminated its DRAM production and became a pure-play foundry company. As of February 28, 2010, we owned approximately 37.4% of Vanguard.
          On April 1, 2004, we entered into an agreement with Vanguard with an initial term of two years. During the term of this agreement, Vanguard is obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC is required to use its best commercial efforts to maintain utilization of such reserved capacity within a specified range of wafers per month. Pursuant to its terms, upon expiration of its initial two-year term, this agreement is to be automatically renewed for additional one year periods unless earlier terminated by the parties. This Agreement has been so renewed per its terms. We pay Vanguard at a fixed discount to the actual selling price as mutually agreed between the parties in respect of each purchase order. We also agreed to license Vanguard certain of our process technologies and transfer certain technical know-how and information. TSMC receives from Vanguard certain royalty payments for granting such licenses. In 2007, 2008 and 2009, we had total purchases of NT$4,208 million, NT$3,260 million and NT$3,330 million (US$104 million) from Vanguard, representing 2.3%, 1.7% and 2.0% of our total cost of sales, respectively.
          Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”)
          SSMC is a joint venture in Singapore that we established with Philips and EDB Investment Pte. Ltd. to produce integrated circuits by means of advanced submicron manufacturing processes. These integrated circuits are made pursuant to the product design specifications provided primarily by us and Philips under an agreement with Philips, and EDB Investment Pte. Ltd. (the “SSMC Shareholders Agreement”) in March 1999 and, primarily by us and NXP, subsequent to the assignment by Philips of its rights to NXP and NXP’s assumption of Philips’ obligations under the SSMC Shareholders Agreement pursuant to the Assignment and Assumption Agreement effective September 25, 2006. SSMC’s business is limited to manufacturing wafers for us, our subsidiaries, NXP and NXP’s subsidiaries. In November 15, 2006, we and NXP exercised our option rights under the SSMC Shareholders Agreement to purchase all of the SSMC shares owned by EDB Investment Pte. Ltd. As a result, we now own 38.8%, and NXP own 61.2% of SSMC. While we, together with NXP, have the right to purchase up to 100% of SSMC’s annual capacity, we and NXP are required to purchase, in the aggregate, at least 70% of SSMC’s full capacity; we, alone, are required to purchase up to 28% of the annual installed capacity. As of February 28, 2010, we owned approximately 38.8% of the equity interest in SSMC. See below for a detailed discussion of the contract terms we entered into with SSMC.

          We entered into a technology cooperation agreement with SSMC effective March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our MOS integrated circuits wafer volume production fabs. In return, we have agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2007, 2008 and 2009, we had total purchases of NT$5,468 million, NT$4,442 million and NT$3,538 million (US$111 million) from SSMC, representing 3.0%, 2.3% and 2.1% of our total cost of sales, respectively.
          VisEra Technologies Company, Ltd.
          In October 2003, we and OmniVision Technologies Inc., (“OVT”) entered into a shareholders’ agreement (the “VisEra Agreement”) to form VisEra Technologies Company, Ltd. (“VisEra”), a joint venture in Taiwan, for the purpose of providing back-end manufacturing services. In connection with the formation of VisEra, we and OVT each entered into separate nonexclusive license agreements with VisEra pursuant to which each party licenses certain intellectual property to VisEra relating to the manufacturing services. As of February 28, 2010, we owned a 43.5% equity interest in VisEra Technologies Company Ltd. through VisEra Cayman.
          In August 2005, we entered into the first amendment to the VisEra Agreement (the “Amended VisEra Agreement”) with OVT, VisEra, and VisEra Cayman, pursuant to which VisEra became a subsidiary of VisEra Cayman. In accordance with the Amended VisEra Agreement, VisEra purchased color filter processing equipment and related assets from us for an aggregate price equivalent to US$16 million. In January 2007, we signed the second amendment and agreed to an expansion in VisEra’s manufacturing capacity. For the capacity expansion, we and OVT each agreed to make an additional US$27 million investment to VisEra. There were no significant sales to or purchases from VisEra from 2007 to 2009.
ITEM 8. FINANCIAL INFORMATION
Consolidated Financial Statements and Other Financial Information
          Please see “Item 18. Financial Statements”. Other than as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual consolidated financial statements.
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
          In August 2006, we filed a lawsuit against Semiconductor Manufacturing International Corp. (“SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 settlement agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against us in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against us in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith.
          The Beijing People’s High Court on June 10, 2009 ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. We have subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of SMIC (representing about 8% of SMIC’s total shares outstanding as of December 31, 2009) and a three-year warrant to purchase 695,914,030 SMIC common shares (subject to adjustment) at HK$1.30 per share (subject to adjustment). Both parties also agreed to terminate the patent cross-licensing agreement signed in 2005.

          Other than the matters described above, we were not involved in any other material litigation in 2009 and are not currently involved in any material litigation.
Dividends and Dividend Policy
          The following table sets forth the stock dividends per share paid during each of the years indicated in respect of common shares outstanding on the record date applicable to the payment of those dividends. During the period from 1995 to 2003, we did not pay any cash dividends. Starting 2004, we have paid a portion of dividends in cash. During the period from 2005 to 2009, we paid cash dividends in the amounts of NT$46,504,096,864, NT$61,825,061,618, NT$77,489,063,538, NT$76,881,311,145 and NT$76,876,311,768 (US$2,406,144,343), respectively.

	Cash Dividends	Stock dividends		Total shares issued as		Outstanding common
	Per Share	Per 100 shares		stock dividends		shares at year end
	NT$
2005	1.9998	4.99971		1,162,602,422		24,730,024,647
2006	2.4991	2.99903	(1)	741,900,740	(1)	25,829,687,846
2007	2.9995	0.49991	(2)	129,148,440	(2)	25,627,103,715
2008	3.0251	0.50417	(2)	128,135,520	(2)	25,625,437,256
2009	2.9999	0.49998	(2)	128,127,187	(2)	25,902,706,622

(1)	50% of the stock dividends were paid out of retained earnings and 50% were from capitalization of capital surplus.

(2)	40% of the stock dividends were paid out of retained earnings and 60% were from capitalization of capital surplus.
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

	Taiwan Stock Exchange			New York Stock Exchange(1)
			Average daily
			Trading			Average daily
	Closing price per		volume			Trading volume
	common share(2)		(in thousands of	Closing price per ADS(2)		(in thousands of
	High	Low	shares)(2)	High	Low	ADSs)(2)
	(NT$)	(NT$)		(US$)	(US$)
2005	50.21	33.82	54,929	8.33	5.89	8,353
2006	57.36	43.92	42,967	9.84	6.99	9,888
2007	64.80	51.93	63,033	10.75	8.34	14,107
2008	61.60	34.65	63,140	10.89	5.61	17,527
First Quarter	59.82	44.03	66,824	10.16	7.31	17,601
Second Quarter	61.60	54.85	63,434	10.89	9.33	15,077
Third Quarter	57.62	48.02	62,996	10.22	8.29	19,941
Fourth Quarter	49.43	34.65	59,765	8.93	5.61	17,495
2009	65.00	37.28	63,800	11.44	6.70	19,433
First Quarter	49.34	37.28	65,917	8.93	6.70	22,507
Second Quarter	56.87	47.26	81,028	11.34	8.69	21,825
Third Quarter	64.50	51.22	55,648	11.13	8.80	14,408
Fourth Quarter	65.00	59.20	53,557	11.44	9.51	19,172
October	65.00	60.00	65,885	10.55	9.54	27,858
November	62.90	59.20	51,542	10.80	9.51	17,015
December	64.50	60.70	43,604	11.44	10.51	12,447
2010
January	64.90	59.60	49,158	11.58	9.99	18,962
February	59.80	57.20	49,307	10.08	9.56	16,409
March	62.20	59.00	47,791	10.55	9.86	14,391
April (through April 13, 2010)	63.50	62.10	41,473	10.85	10.59	11,480

(1)	Trading in ADSs commenced on October 8, 1997 on the New York Stock Exchange. Each ADS represents the right to receive five common shares.

(2)	As adjusted for a “NT$1.9998 cash dividend per share and a 4.99971% stock dividend in July 2005”, a “NT$2.4991 cash dividend per share and a 2.99903% stock dividend in July 2006”, a “NT$2.9995 cash dividend per share and a 0.49991% stock dividend in July 2007”, a “NT$3.0251” cash dividend per share and a 0.50417% stock dividend in July 2008” and a “NT$2.9999” cash dividend per share and a 0.49998% stock dividend in July 2009”.
ITEM 10. ADDITIONAL INFORMATION
Description of Common Shares
          We are organized under the laws of the R.O.C. Set forth below is a description of our common shares, including summaries of the material provisions of our articles of incorporation, the R.O.C. Company Law, the R.O.C. Securities and Exchange Law and the regulations promulgated thereunder.
          General
          Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,902,706,622 common shares were issued and outstanding and in registered form as of December 31, 2009.

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
          Dividends and Distributions
          An R.O.C. company is generally not permitted to distribute dividends or to make any other distributions to shareholders in respect of any year for which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside in a legal reserve, until such time as its legal reserve equals its paid-in capital, 10% of its net income for that fiscal year (less any past losses and outstanding tax), and may set aside a special reserve. Our articles of incorporation provide that at least one percent of the net distributable income for that fiscal year be distributed as a bonus to employees and that not more than 0.3 percent of the net distributable income for that fiscal year may be distributed as a bonus to directors. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses. Prior to 2004, it has been our practice in each of the past years to pay all of employee bonuses in the form of stock. In 2004, we paid 20% of the bonus in the form of cash, and in 2005, 2006, 2007, 2008 and 2009, we paid 50% of the bonus in the form of cash. Effective in 2008, both bonus to directors and employees became expense items under the company’s income statements. In 2009, half of the employee profit sharing was paid in stock, for which, the number of shares was determined based on the closing price of TSMC common shares the day before TSMC’s annual shareholders’ meeting. Subject to compliance with these requirements, a company may pay dividends or make other distributions from its accumulated earnings or reserves as permitted by the R.O.C. Company Law as set forth below.
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

          Authorized but unissued shares of any class may be issued at such times and, subject to the above-mentioned provisions of the R.O.C. Company Law and the R.O.C. Securities and Exchange Law, upon such terms as the board of directors may determine. The shares with respect to which preemptive rights have been waived may be freely offered, subject to compliance with applicable R.O.C. law.
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
Material Contracts
          On December 9, 2009, we entered into a Share Subscription Agreement with Motech Industries Inc. (“Motech”) under which we subscribed through a private placement for new shares of Motech. The total consideration for such shares is approximately NT$6.2 billion (US$193 million). After the subscription of such shares, we became its largest shareholder with a 20% stake. In addition, please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” for a summary of contracts with certain of our related parties and note 4 to our consolidated financial statements regarding certain of our significant commitments and contingencies.
          On November 9, 2009, we settled our action brought in the California State Court against Semiconductor Manufacturing International Corporation (“SMIC”) in 2006 related to SMIC’s misappropriation of TSMC’s trade secrets and its breach of the 2005 settlement agreement between the two companies. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action and to the dismissal of the SMIC appeal against the Beijing Higher Court’s finding in favor of TSMC. The new settlement agreement and the stipulated judgment also require SMIC to: (a) make cash payments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement; and (b) conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of SMIC (representing about 8% of SMIC’s total shares outstanding as of December 31, 2009) and a three-year warrant to purchase 695,914,030 SMIC common shares (subject to adjustment) at HK$1.30 per share (subject to adjustment). Both parties also agreed to terminate the patent cross-licensing agreement signed in 2005. For detailed discussion, please see “Item 8. Financial Information — Legal Proceedings”.
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
          The R.O.C. Financial Supervisory Commission announced on April 30, 2009 the Regulations Governing Mainland Chinese Investors’ Securities Investments (“PRC Regulations”). According to the PRC Regulations, a qualified domestic institutional investor (“QDII”) is allowed to invest in R.O.C. securities (including up to 10% shareholding of an R.O.C. company listed on Taiwan Stock Exchange or Over-the-Counter (GreTai) Securities Market). There is no assurance that in the future, there will not be further restrictions or prohibitions imposed on PRC persons (including QDIIs) from investing in certain industries in the R.O.C. In addition to investments permitted under the PRC Regulations, PRC investors other than QDII are prohibited from making investments in an R.O.C. company listed on the Taiwan Stock Exchange or the Over-the-Counter (GreTai) Securities Market if the investment is less than 10% of the equity interest of such R.O.C. company.
          In addition to the general restriction against direct investment by PRC investors in securities of R.O.C. companies, PRC investors may only invest in certain industries in the Positive List, as promulgated by the R.O.C. Executive Yuan. In addition, PRC investor who wishes to be elected as an R.O.C. company’s director or supervisor shall also submit an investment approval application to the Investment Commission of the R.O.C. Ministry of Economic Affairs or other government authority for approval.
Depositary Receipts
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
          A holder of depositary receipts (other than citizens of the PRC and entities organized under the laws of the PRC save for QDII) may request the depositary to either cause the underlying shares to be sold in the R.O.C. and to distribute the sale proceeds to the holder or to withdraw from the depositary receipt facility the shares represented by the depositary receipts to the extent permitted under the deposit agreement (for depositary receipts representing existing shares, immediately after the issuance of the depositary receipts; and for depositary receipts representing new shares, in practice four to seven business days after the issuance of the depositary receipts) and transfer the shares to the holder.
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

          Under existing R.O.C. laws and regulations relating to foreign exchange control, a depositary may, without obtaining further approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the R.O.C., convert NT dollars into other currencies, including U.S. dollars, in respect of the following: proceeds of the sale of shares represented by depositary receipts, proceeds of the sale of shares received as stock dividends and deposited into the depositary receipt facility and any cash dividends or cash distributions received. In addition, a depositary, also without any of these approvals, may convert inward remittances of payments into NT dollars for purchases of underlying shares for deposit into the depositary receipt facility against the creation of additional depositary receipts. A depositary may be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis for conversion from NT dollars into other currencies relating to the sale of subscription rights for new shares. Proceeds from the sale of any underlying shares by holders of depositary receipts withdrawn from the depositary receipt facility may be converted into other currencies without obtaining Central Bank of the Republic of China (Taiwan) approval. Proceeds from the sale of the underlying shares withdrawn from the depositary receipt facility may be used for reinvestment in the Taiwan Stock Exchange or the Over-the-Counter (GreTai) Securities Market, subject to compliance with applicable laws and regulations.
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
          Overseas Corporate Bonds
          Since 1989, the R.O.C. Financial Supervisory Commission has approved a series of overseas bonds issued by R.O.C. companies listed on the Taiwan Stock Exchange or the Over-the-Counter (GreTai) Securities Market in offerings outside the R.O.C. Under current R.O.C. law, these overseas corporate bonds can be:
•	converted by bondholders, other than citizens of the PRC and entities organized under the laws of the PRC save for QDII, into shares of R.O.C. companies; or
•	subject to R.O.C. Financial Supervisory Commission approval, converted into depositary receipts issued by the same R.O.C. company or by the issuing company of the exchange shares, in the case of exchangeable bonds.
          The relevant regulations also permit public issuing companies to issue corporate debt in offerings outside the R.O.C. Proceeds from the sale of the shares converted from overseas convertible bonds may be used for reinvestment in securities listed on the Taiwan Stock Exchange or traded on the Over-the-Counter (GreTai) Securities Market, subject to compliance with applicable laws and regulations.
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

          If, for any reason, the depositary bank has not by the date specified by it received instructions from persons together holding at least 51% of all the ADSs outstanding at the relevant record date to vote in the same manner in respect of any resolution specified in the agenda for the meeting (other than the election of directors), then the holders will be deemed to have instructed the depositary bank or its nominee to authorize and appoint the voting representative as the representative of the depositary bank and the holders to attend such meeting and vote all the common shares represented by all ADSs as the voting representative deems appropriate with respect to such resolution or resolutions, which may not be in your interests; provided, however, that the depositary bank or its nominee will not give any such authorization and appointment unless it has received an opinion of R.O.C. counsel addressed to the depositary bank and in form and substance satisfactory to the depositary bank, at its sole expense, to the effect that, under R.O.C. law (i) the deposit agreement is valid, binding and enforceable against us and the holders and (ii) the depositary bank will not be deemed to be authorized to exercise any discretion when voting in accordance with the deposit agreement and will not be subject to any potential liability for losses arising from such voting. We and the depositary bank will take such actions, including amendment of the provisions of the deposit agreement relating to voting of common shares, as we deem appropriate to endeavor to provide for the exercise of voting rights attached to the common shares represented by all ADSs at shareholders’ meetings in a manner consistent with applicable R.O.C. law.
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
          Tax Treaty. The R.O.C. does not have a double taxation treaty with the United States. On the other hand, the R.O.C. has double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Israel, Gambia, The Netherlands, the United Kingdom, Senegal, Sweden, Belgium and Denmark which may limit the rate of R.O.C. withholding tax on dividends paid with respect to common shares in R.O.C. companies. The ADS holders may be considered to hold common shares for the purposes of these treaties. Accordingly, if the holders may otherwise be entitled to the benefits of the relevant income tax treaty, the holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.

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
          Passive Foreign Investment Company Rules
          We believe that common shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes for the current taxable year and for future taxable years, but this conclusion is a factual determination that is made annually, based on the categories and amounts of income that we earn and the categories and valuation of our assets (including goodwill) for each taxable year, and thus may be subject to change. Accordingly, no assurance can be given that the Company will not be considered by the U.S. Internal Revenue Service to be a PFIC in the current or future years.
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
          The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above, including the Company’s ownership of any non-U.S. subsidiaries. As a result, U.S. holders are urged to consult their own tax advisors concerning the PFIC rules.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
          Our exposure to financial market risks derives primarily from changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which, pursuant to our internal guidelines, is for hedging purposes and not for trading or speculative purposes.
          Interest Rate Risks: Our exposure to interest rate risks relates primarily to our long-term debt, which is normally assumed to finance our capital expenditures.
          The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2009.

	As of December 31, 2009
	Expected Maturity Dates							As of December 31, 2008
					2014 and		Aggregate		Aggregate
	2010	2011	2012	2013	thereafter	Total	Fair Value	Total	Fair Value
Long-term debt (in millions)
US$ denominated debt
Variable rate	US$20	—	—	—	—	US$20	US$20	US$20	US$20
Average interest rate	0.89%	—	—	—	—	0.89%	—	2.89%	—
NT$ denominated debt
Variable rate	NT$308	NT$276	NT$243	NT$60	—	NT$887	NT$887	NT$984	NT$984
Average interest rate	1.18%	1.63%	2.13%	2.52%	—	1.67%(2)	—	1.57%(2)	—
Fixed rate	—	—	NT$4,500	—	—	NT$4,500	NT$4,575(1)	NT$12,500	NT$12,612(1)
Average interest rate	—	—	3.00%	—	—	3.00%	—	2.84%(2)	—

(1)	Represents the then quoted market price.

(2)	Average interest rates under “Total” are the weighted average of the average interest rates of each year for loan outstanding.

          Foreign Currency Risk: Substantial portions of our revenues and expenses are denominated in currencies other than the NT dollar. As of December 31, 2009, more than 84% of our accounts payable and payables for purchases of capital goods were denominated in currencies other than the NT dollar, primarily in U.S. dollars, Japanese yen and Euros. More than 99% of our accounts receivable and receivables from related parties were denominated in non-NT dollars, mainly in U.S. dollars. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge our currency exposure. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. Our policy is to account for the unrealized gains or losses of these contracts on a mark-to-market rate basis and to realize the gains or losses of these contracts when the contracts matured. Effective January 1, 2006, these derivative financial instruments are required under R.O.C. Statement of Financial Accounting Standards No. 34 “Financial Instruments: Recognition and Measurement” to be recognized at fair market value on the balance sheet. Please see note 24 of our consolidated financial statements for information on the net assets, liabilities and purchase commitments that have been hedged by these derivative transactions.
          The table below presents our outstanding financial derivative transactions as of December 31, 2009. These contracts all have a maturity date of not more than 12 months.

Forward
Exchange
Agreements	As of December 31, 2009							As of
(in millions)	Expected Maturity Dates							December 31, 2008
					2014 and		Aggregate		Aggregate
	2010	2011	2012	2013	thereafter	Total	Fair Value(1)	Total	Fair Value(1)
(Sell US$/Buy NT$) Contract amount	US$21.3	—	—	—	—	US$21.3	NT$4.3	US$138.9	NT$0.4
Average contractual exchange rate (against NT$ dollars)	32.24	—	—	—	—	32.24	—	32.82	—
(Buy NT$/Sell EUR) Contract amount	—	—	—	—	—	—	—	EUR1.5	NT$(6.5)
Average contractual exchange rate (against NT$ dollars)	—	—	—	—	—	—	—	42.1	—
(Buy JPY/Sell US$) Contract amount	—	—	—	—	—	—	—	US$0.1	NT$0
Average contractual exchange rate (against US$ dollars)	—	—	—	—	—	—	—	90.08	—
(Sell RMB/Buy US$) Contract amount	—	—	—	—	—	—	—	RMB55	NT$(1.3)
Average contractual exchange rate (against NT$ dollars)	—	—	—	—	—	—	—	6.88	—

Cross Currency
Swap	As of December 31, 2009							As of
(in millions)	Expected Maturity Dates							December 31, 2008
							Aggregate		Aggregate
					2014		Fair		Fair
	2010	2011	2012	2013	onward	Total	Value(1)	Total	Value(1)
(Sell US$/Buy NT$) Contract amount	US$750	—	—	—	—	US$750	NT$181.8	US$307	NT$(35.3)
Range of interest rate paid	0.24%-0.70%	—	—	—	—	0.24%-0.70%	—	0.54%-5.00%	—
Range of interest rate received	0.00%-0.38%	—	—	—	—	0.00%-0.38%	—	0.00%-3.83%	—

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the balance sheet date.
          Other Market Risk: In addition to our interests in VIS, SSMC, VisEra, Mcube and Motech, we have made investments in equity securities including convertible bonds, issued by private companies related to semiconductor and other technology industries mostly through a number of investment funds. As of December 31, 2009, the aggregate carrying value of these investments on our balance sheet was NT$3,081 million (US$96 million). As of December 31, 2009, approximately NT$2,579 million (US$81 million) of this amount in venture capital investments was made through InveStar Semiconductor Development Fund, and InveStar Semiconductor Development Fund (II), our two 97.1% owned subsidiaries, Emerging Alliance Fund L.P., VentureTech Alliance Fund II, and VentureTech Alliance Fund III, our 99.5%, 98.0% and 98.0% respectively owned subsidiaries. The carrying value of these investments in private companies and in the investment funds are subject to fluctuation based on many factors such as prevailing market conditions. Moreover, because most of the investments are unlisted securities, the fair market value may be significantly different from our carrying value. Upon any subsequent sale of our investments, we may not be able to realize our carrying value as of December 31, 2009 or any subsequent date. As of December 31, 2009, we also had investments in the amount of NT$41,246 million (US$1,291 million), including corporate bonds, agency bonds, government bonds, public-traded stocks, corporate issued notes, money market funds, open-end mutual funds, and structured time deposits, of which, NT$15,748 million (US$493 million) was classified as available-for-sale and NT$25,498 million (US$798 million) was classified as held-to-maturity. We have experienced declines in the value of certain privately held investments and publicly traded securities and recorded an impairment loss of NT$913 million (US$29 million) in 2009. As of December 31, 2009, our net unrealized gains of NT$454 million (US$14 million) related to bonds and publicly traded stocks were mainly due to the market rebound in second half of 2009. In addition, NT$186 million (US$6 million) of our investments was classified as the trading financial assets.
          See “Item 3. Key Information — Exchange Rates” for a summary of the movement between the NT dollar and the U.S. dollar during recent years.
ITEM 12D. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Depositary Fees and Charges
          Under the terms of the Depository Agreement for the TSMC American Depositary Shares (ADSs), an ADS holder may have to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADS	Up to US$0.05 (or fractions thereof) per ADS issued

Cancellation of ADS	Up to US$0.05 (or fractions thereof) per ADS cancelled

Distribution of cash proceeds (i.e. upon sale of rights and other entitlements)	Up to US$0.02 per ADS held

Distribution of ADS rights or other free distributions of Stock (excluding stock dividends)	Up to US$0.05 (or fractions thereof) per ADS issued

          Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these transaction fees to their clients.
Depositary Payment
          In 2009, we received the following payments from Citibank, N.A., the Depositary Bank for our ADR program:

Reimbursement of listing fees (NYSE):	US$	500,000

Reimbursement of proxy process expenses (printing, postage and distribution):	US$	352,624

Total	US$	852,624
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
          None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
          None.
ITEM 15. CONTROLS AND PROCEDURES
          Disclosure Controls and Procedures. Pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2009.
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
          As of the end of 2009, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2009 is effective.
          Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our company’s internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included at the end of this Item 15.

          Changes in Internal Control Over Financial Reporting. During 2009, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
          Attestation Report of the Independent Registered Public Accounting Firm.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Taiwan Semiconductor Manufacturing Company Limited
We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated April 6, 2010 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding i) the Company’s adoption of the newly revised Republic of China Statements of Financial Accounting Standards No. 10, “Accounting for Inventories”; ii) the reconciliation to accounting principles generally accepted in the United States of America; and iii) the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.
/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 6, 2010

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
          Our Audit Committee is currently comprised of three independent directors. Since June 1, 2005, no Audit Committee member has served as audit committee financial expert. Instead, our Audit Committee has engaged a financial expert consultant who our board of directors determined has the attributes required of an “audit committee financial expert” as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. In particular, our board of directors appointed Mr. J.C. Lobbezoo to serve as an independent financial expert consultant to our Audit Committee from February 14, 2006 onwards. Our board of directors believes that the Audit Committee members along with the advisors of the Audit Committee, including the financial expert consultant, possess sufficient financial knowledge and experience.
ITEM 16B. CODE OF ETHICS
          We have adopted a “Policy of Ethics and Business Conduct” for employees, officers and directors, which also applies to our Chief Executive Officer, Chief Financial Officer, Controller, and any other persons performing similar functions.
          We will provide to any person without charge, upon request, a copy of our “Policy of Ethics and Business Conduct”. Any request should be made per email to our Investor Relations Division at invest@tsmc.com.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
          The table below summarizes the fees that we paid for services provided by Deloitte & Touche and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2008 and 2009.

	2008	2009
	NT$	NT$
	(In thousands)
Audit Fees	82,412	74,166
Audit Related Fees	1,023	285
Tax Fees	160	—
All Other fees	—	600

Total	83,595	75,051

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
          All Other Fees. This category consists of professional services rendered by the Deloitte Entities for IFRS adoption.

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
          The most relevant differences between TSMC corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US Companies
under Listed Company Manual
Section 303A	TSMC Corporate Practices
NYSE Section 303A.01 requires a NYSE-listed company to have a majority of independent directors on its board of directors.	Taiwan law does not require a board of directors of publicly traded companies to consist of a majority of independent directors. Taiwan law requires public companies meeting certain criteria to have at least two independent directors but no less than one fifth of the total number of directors on its board of directors. In addition, Taiwan law requires public companies to disclose information pertaining to their directors, including their independence status. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for information on the total number of TSMC directors and directors who would be considered independent under NYSE Section 303A.02 and Taiwan law.

NYSE Standards for US Companies
under Listed Company Manual
Section 303A	TSMC Corporate Practices
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

NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	Taiwan law does not contain such a requirement. Except for meetings of sub-committees of the board of directors and those held by managing directors, Taiwan law does not allow separate board meetings of part but not all of the board of directors.

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
Taiwan law requires public companies meeting certain criteria (which has yet been promulgated) to have an audit committee that satisfies comparable standards or public companies may voluntarily elect to establish an audit committee. TSMC has voluntarily elected to establish an audit committee. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.

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

NYSE Standards for US Companies
under Listed Company Manual
Section 303A	TSMC Corporate Practices
NYSE Section 303A.09 requires the board of directors to make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon.	Taiwan law does not contain such requirement.

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain.	Taiwan law does not contain such requirement. But, because of sound corporate governance principles, TSMC has adopted a “Policy of Ethics and Business Conduct”, which complies with the Sarbanes-Oxley Act’s requirements concerning financial officers and CEO accountability.

NYSE Section 303A.12(a) requires the CEO, on a yearly basis, to certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance.	Taiwan law does not contain such a requirement. But, in order to comply with relevant SEC regulations, TSMC’s CEO is required to certify in TSMC’s 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of TSMC.

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
ITEM 18. FINANCIAL STATEMENTS
          Refer to the consolidated financial statements on page F-1.
ITEM 19. EXHIBITS
(a)	See page F-1 for an index of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

1.1(1)	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on May 7, 2007.

2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

3.1(1)	Rules for Election of Directors, as amended and restated on May 7, 2007.

3.2(11)	Rules and Procedures of Board of Directors Meetings, as adopted on June 13, 2008

3.3(3)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002.

4.1(3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective August 1, 1997 to July 31, 2017) (in Chinese with English summary).

4.2(4)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective May 1, 1998 to April 30, 2018) (in Chinese with English summary).

4.3(4)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective November 1, 1999 to October 31, 2019) (in Chinese with English summary).

4.4(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 7 (effective December 4, 1989 to December 3, 2009) (in Chinese with English summary).

4.5(3)	Land Lease with Hsinchu Science Park Administration relating to the Fab 7 (effective July 1, 1995 to June 30, 2015) (in Chinese with English summary).

4.6(3)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 1997 to March 14, 2017) (in Chinese with English summary).

4.7(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) (effective December 1, 1999 to November 30, 2019) (in Chinese with English summary).

4.8a(5)	Taiwan Semiconductor Manufacturing Company Limited 2002 Employee Stock Option Plan, as revised by the board of directors on March 4, 2003.

4.8aa(6)	Taiwan Semiconductor Manufacturing Company Limited 2003 Employee Stock Option Plan.

4.8aaa(7)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan.

4.8aaaa(2)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan, as revised on February 22, 2005.

4.8b(5)	TSMC North America 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.8bb(6)	TSMC North America 2003 Employee Stock Option Plan.

4.8c(5)	WaferTech, LLC 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.8cc(6)	WaferTech, LLC 2003 Employee Stock Option Plan.

4.8ccc(7)	WaferTech, LLC 2004 Employee Stock Option Plan.

4.8cccc(2)	WaferTech, LLC 2004 Employee Stock Option Plan, as revised on February 22, 2005.

+4.9(8)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd.

4.10(10)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 and Corporate Headquarters (effective April 1, 1988 to March 31, 2008) (in Chinese with English summary).

4.11(10)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 and 4 (effective May 16, 1993 to May 15, 2013) (in Chinese with English summary).

4.12(9)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

4.13(9)	Land Lease with Southern Taiwan Science Park Administration relating to fabs located in Tainan Science Park (effective November 1, 2000 to October 31, 2020) (English summary).

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

99.1	Consent of Deloitte & Touche.

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed by TSMC on April 15, 2008.

(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2004, filed by TSMC on May 16, 2005.

(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.

(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.

(5)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed by TSMC on June 23, 2003.

(6)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on October 20, 2003.

(7)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on January 6, 2005.

(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.

(9)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.

(10)	Previously filed in TSMC’s registration statement on Form F-1, filed by TSMC on September 15, 1997.

(11)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed by TSMC on April 17, 2009.

+	Contains portions for which confidential treatment has been requested.

SIGNATURE
          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.
Date: April 15, 2010

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Lora Ho

Name:	Lora Ho
Title:	Vice President and Chief Financial Office

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 (all expressed in New Taiwan dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the Republic of China.
As discussed in Note 4 to the consolidated financial statements, on January 1, 2009, the Company adopted the newly revised Republic of China Statements of Financial Accounting Standards No. 10, “Accounting for Inventories.” In addition, effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued by the Accounting Research and Development Foundation of the Republic of China that requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings.
Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2009 and the determination of shareholders’ equity and financial position as of December 31, 2008 and 2009, to the extent summarized in Note 30.
Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of the readers in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 6, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 6, 2010

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In Millions of New Taiwan or U.S. Dollars, Except Par Value)

		December 31
	Notes	2008	2009
		NT$	NT$	US$
				(Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2, 5	$194,613.8	$171,276.3	$5,360.8
Financial assets at fair value through profit or loss	2, 6, 24	55.7	186.1	5.8
Available-for-sale financial assets	2, 7, 24	10,898.7	14,389.9	450.4
Held-to-maturity financial assets	2, 8, 24	5,882.0	9,944.8	311.3
Receivables from related parties		0.4	12.5	0.4
Notes and accounts receivable, net	2, 9	18,496.6	35,369.8	1,107.0
Other receivables from related parties		99.9	121.3	3.8
Other financial assets	26	1,911.7	1,850.0	57.9
Inventories	2, 4, 10	14,876.6	20,913.8	654.6
Deferred income tax assets	2, 19	3,969.3	4,370.3	136.8
Prepaid expenses and other current assets		1,813.7	1,368.9	42.8

Total current assets		252,618.4	259,803.7	8,131.6

LONG-TERM INVESTMENTS	2, 7, 8, 11, 12, 24
Investments accounted for using equity method		18,907.2	17,871.2	559.3
Available-for-sale financial assets		2,032.7	1,358.1	42.5
Held-to-maturity financial assets		15,426.2	15,553.2	486.8
Financial assets carried at cost		3,615.4	3,063.0	95.9

Total long-term investments		39,981.5	37,845.5	1,184.5

PROPERTY, PLANT AND EQUIPMENT, NET	2, 13, 26	243,645.4	273,674.8	8,565.8

INTANGIBLE ASSETS
Goodwill	2	6,044.4	5,931.3	185.6
Deferred charges, net	2, 14	7,125.8	6,458.6	202.1

Total intangible assets		13,170.2	12,389.9	387.7

OTHER ASSETS
Deferred income tax assets	2, 19	6,636.9	7,988.3	250.0
Refundable deposits		2,767.2	2,733.1	85.5
Others	2, 26	97.0	260.9	8.2

Total other assets		9,501.1	10,982.3	343.7

TOTAL ASSETS		$558,916.6	$594,696.2	$18,613.3

		December 31
	Notes	2008	2009
		NT$	NT$	US$
				(Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss	2, 6, 24	$85.2	$—	$—
Accounts payable		5,553.2	10,905.9	341.3
Payable to related parties	25	489.9	783.0	24.5
Income tax payable	2, 19	9,331.8	8,800.3	275.4
Salary and bonus payable		2,215.8	9,317.0	291.6
Accrued profit sharing to employees and bonus to directors and supervisors	2, 4, 20	15,369.7	6,818.3	213.4
Payables to contractors and equipment suppliers		7,998.8	28,924.3	905.3
Accrued expenses and other current liabilities	17, 24, 28	7,540.0	12,635.2	395.5
Current portion of bonds payable and bank loans	15, 16, 24, 26	8,222.4	949.3	29.7

Total current liabilities		56,806.8	79,133.3	2,476.7

LONG-TERM LIABILITIES
Bonds payable	15, 24	4,500.0	4,500.0	140.8
Long-term bank loans	16, 24, 26	1,420.5	578.6	18.1
Other long-term payables	17, 24, 28	9,548.2	5,602.4	175.3
Obligations under capital leases	2, 24	722.3	707.5	22.2

Total long-term liabilities		16,191.0	11,388.5	356.4

OTHER LIABILITIES
Accrued pension cost	2, 18	3,701.6	3,797.0	118.9
Guarantee deposits	28	1,484.5	1,006.0	31.5
Deferred credits	2	316.5	185.7	5.8
Others		43.7	137.2	4.3

Total other liabilities		5,546.3	5,125.9	160.5

Total liabilities		78,544.1	95,647.7	2,993.6

COMMITMENTS AND CONTINGENCIES	28

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — NT$10 par value	20, 22
Authorized: 28,050,000 thousand shares
Issued: 25,625,437 thousand shares in 2008
25,902,706 thousand shares in 2009		256,254.4	259,027.1	8,107.3
Capital surplus	2, 20	49,875.2	55,486.0	1,736.7
Retained earnings	20	170,053.7	181,882.7	5,692.7
Unrealized gain/loss on financial instruments	24	(287.3)	453.6	14.2
Cumulative translation adjustments		481.1	(1,766.7)	(55.3)

Equity attributable to shareholders of the parent		476,377.1	495,082.7	15,495.6

MINORITY INTEREST	2	3,995.4	3,965.8	124.1

Total shareholders’ equity		480,372.5	499,048.5	15,619.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$558,916.6	$594,696.2	$18,613.3

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated April 6, 2010)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
	Notes	2007	2008	2009
		NT$	NT$	NT$	US$
					(Note 3)

NET SALES		$322,630.6	$333,157.7	$295,742.2	$9,256.4

COST OF SALES	4, 10, 25	180,280.4	191,408.1	166,413.6	5,208.6

GROSS PROFIT		142,350.2	141,749.6	129,328.6	4,047.8

OPERATING EXPENSES
Research and development		17,946.3	21,480.9	21,593.4	675.8
General and administrative		8,963.8	11,096.6	11,285.5	353.2
Marketing		3,718.2	4,736.7	4,487.8	140.5

Total operating expenses		30,628.3	37,314.2	37,366.7	1,169.5

INCOME FROM OPERATIONS		111,721.9	104,435.4	91,961.9	2,878.3

NON-OPERATING INCOME AND GAINS
Interest income	2	5,651.7	5,373.8	2,600.9	81.4
Settlement income	28	985.1	951.2	1,464.9	45.9
Valuation gain on financial instruments, net	2, 6, 24	63.0	—	594.7	18.6
Technical service income	25, 28	590.4	1,182.0	367.0	11.5
Rental income	25	378.6	166.3	153.9	4.8
Gain on disposal of property, plant and equipment and other assets	2, 25	91.2	100.9	114.0	3.5
Equity in earnings of equity method investees, net	2, 11	2,507.9	701.5	46.0	1.4
Gain on settlement and disposal of financial assets, net	2, 24	874.7	721.0	16.0	0.5
Subsidy income	2	364.3	8.0	9.0	0.3
Foreign exchange gain, net	2	80.9	1,227.7	—	—
Others	25	346.0	389.0	287.1	9.0

Total non-operating income and gains		11,933.8	10,821.4	5,653.5	176.9

NON-OPERATING EXPENSES AND LOSSES
Impairment of financial assets	2, 7, 12, 24	54.2	1,560.1	913.2	28.6
Foreign exchange loss, net	2	—	—	627.0	19.6
Interest expense		842.2	615.0	391.5	12.2
Loss on disposal of property, plant and equipment	2	6.2	0.6	68.5	2.1
Valuation loss on financial instruments, net	2, 6, 24	—	1,081.0	—	—
Loss on idle assets	2	—	210.5	—	—
Provision for litigation loss		1,008.6	99.1	—	—
Others		102.5	218.3	152.6	4.8

Total non-operating expenses and losses		2,013.7	3,784.6	2,152.8	67.3

INCOME BEFORE INCOME TAX		121,642.0	111,472.2	95,462.6	2,987.9

INCOME TAX EXPENSE	2, 19	11,709.6	10,949.0	5,996.4	187.7

     (Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
	Notes	2007	2008	2009
		NT$	NT$	NT$	US$
					(Note 3)

NET INCOME		$109,932.4	$100,523.2	$89,466.2	$2,800.2

ATTRIBUTABLE TO:
Shareholders of the parent		$109,177.1	$99,933.2	$89,217.8	$2,792.4
Minority interests		755.3	590.0	248.4	7.8

		$109,932.4	$100,523.2	$89,466.2	$2,800.2

BASIC EARNINGS PER SHARE	2, 23
Before income tax		$4.48	$4.26	$3.68	$0.12

After income tax		$4.04	$3.84	$3.45	$0.11

DILUTED EARNINGS PER SHARE	2, 23	$4.47	$4.23	$3.67	$0.12

Before income tax		$4.04	$3.81	$3.44	$0.11

After income tax

BASIC EARNINGS PER EQUIVALENT ADS	2
Before income tax		$22.38	$21.28	$18.42	$0.58

After income tax		$20.21	$19.19	$17.27	$0.54

DILUTED EARNINGS PER EQUIVALENT ADS	2
Before income tax		$22.37	$21.13	$18.37	$0.57

After income tax		$20.20	$19.05	$17.21	$0.54

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	2, 23	27,005,032	26,039,186	25,835,802

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	2, 23	27,026,254	26,235,679	25,913,603

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 6, 2010)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In Millions of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
	Capital Stock				Unrealized
	(NT$10 Par Value)				Gain (Loss)	Cumulative				Total
	Common Stock		Capital	Retained	on Financial	Translation	Treasury		Minority	Shareholders’
	Shares	Amount	Surplus	Earnings	Instruments	Adjustments	Stock	Total	Interests	Equity
	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

BALANCE, JANUARY 1, 2007	25,829,688	$258,296.9	$54,107.5	$197,124.5	$561.6	$(1,191.1)	$(918.1)	$507,981.3	$1,156.8	$509,138.1

Appropriations of prior year’s earnings
Profit sharing to employees — in cash	—	—	—	(4,572.8)	—	—	—	(4,572.8)	—	(4,572.8)
Profit sharing to employees — in stock	457,280	4,572.8	—	(4,572.8)	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	(77,489.1)	—	—	—	(77,489.1)	—	(77,489.1)
Stock dividends to shareholders — NT$0.02 per share	51,659	516.6	—	(516.6)	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	(285.8)	—	—	—	(285.8)	—	(285.8)
Capital surplus transferred to capital stock	77,489	774.9	(774.9)	—	—	—	—	—	—	—
Net income in 2007	—	—	—	109,177.1	—	—	—	109,177.1	755.3	109,932.4
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(28.7)	—	—	—	—	(28.7)	31.9	3.2
Translation adjustments	—	—	—	—	—	118.2	—	118.2	(99.3)	18.9
Issuance of stock from exercising employee stock options	10,988	109.9	327.0	—	—	—	—	436.9	—	436.9
Cash dividends received by subsidiaries from TSMC	—	—	101.8	—	—	—	—	101.8	—	101.8
Valuation gain on available-for-sale financial assets	—	—	—	—	241.8	—	—	241.8	19.5	261.3
Net change in unrealized gain (loss) on financial instruments from equity method investees	—	—	—	—	(122.4)	—	—	(122.4)	—	(122.4)
Treasury stock repurchased	—	—	—	—	—	—	(48,466.9)	(48,466.9)	—	(48,466.9)
Increase in minority interests	—	—	—	—	—	—	—	—	1,729.9	1,729.9

BALANCE, DECEMBER 31, 2007	26,427,104	264,271.1	53,732.7	218,864.5	681.0	(1,072.9)	(49,385.0)	487,091.4	3,594.1	490,685.5

Appropriations of prior year’s earnings
Profit sharing to employees — in cash	—	—	—	(3,939.9)	—	—	—	(3,939.9)	—	(3,939.9)
Profit sharing to employees — in stock	393,988	3,939.9	—	(3,939.9)	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	(76,881.3)	—	—	—	(76,881.3)	—	(76,881.3)
Stock dividends to shareholders — NT$0.02 per share	51,254	512.5	—	(512.5)	—	—	—	—	—	—
Bonus to directors	—	—	—	(176.9)	—	—	—	(176.9)	—	(176.9)
Capital surplus transferred to capital stock	76,881	768.8	(768.8)	—	—	—	—	—	—	—
Net income in 2008	—	—	—	99,933.2	—	—	—	99,933.2	590.0	100,523.2
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(137.1)	—	—	—	—	(137.1)	11.8	(125.3)
Translation adjustments	—	—	—	—	—	1,554.0	—	1,554.0	(68.8)	1,485.2
Issuance of stock from exercising employee stock options	6,027	60.3	166.9	—	—	—	—	227.2	—	227.2
Cash dividends received by subsidiaries from TSMC	—	—	102.3	—	—	—	—	102.3	—	102.3
Valuation loss on available-for-sale financial assets	—	—	—	—	(826.2)	—	—	(826.2)	(17.0)	(843.2)
Net change in unrealized gain (loss) on financial instruments from equity method investees	—	—	—	—	(142.1)	—	—	(142.1)	—	(142.1)
Treasury stock repurchased	—	—	—	—	—	—	(30,427.5)	(30,427.5)	—	(30,427.5)
Treasury stock retired	(1,329,817)	(13,298.2)	(3,220.8)	(63,293.5)	—	—	79,812.5	—	—	—
Decrease in minority interests	—	—	—	—	—	—	—	—	(114.7)	(114.7)

BALANCE, DECEMBER 31, 2008	25,625,437	256,254.4	49,875.2	170,053.7	(287.3)	481.1	—	476,377.1	3,995.4	480,372.5

Appropriations of prior year’s earnings
Cash dividends to shareholders — NT$3.00 per share	—	—	—	(76,876.3)	—	—	—	(76,876.3)	—	(76,876.3)
Stock dividends to shareholders — NT$0.02 per share	51,251	512.5	—	(512.5)	—	—	—	—	—	—
Profit sharing to employees — in stock	141,870	1,418.7	6,076.3	—	—	—	—	7,495.0	—	7,495.0
Capital surplus transferred to capital stock	76,876	768.8	(768.8)	—	—	—	—	—	—	—
Net income in 2009	—	—	—	89,217.8	—	—	—	89,217.8	248.4	89,466.2
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	115.5	—	—	—	—	115.5	(39.0)	76.5
Translation adjustments	—	—	—	—	—	(2,247.8)	—	(2,247.8)	39.8	(2,208.0)
Issuance of stock from exercising employee stock options	7,272	72.7	187.8	—	—	—	—	260.5	—	260.5
Valuation gain on available-for-sale financial assets	—	—	—	—	622.5	—	—	622.5	6.0	628.5
Net change in unrealized gain (loss) on financial instruments from equity method investees	—	—	—	—	118.4	—	—	118.4	—	118.4
Decrease in minority interests	—	—	—	—	—	—	—	—	(284.8)	(284.8)

BALANCE, DECEMBER 31, 2009	25,902,706	$259,027.1	$55,486.0	$181,882.7	$453.6	$(1,766.7)	$—	$495,082.7	$3,965.8	$499,048.5

BALANCE, DECEMBER 31, 2009 (IN MILLIONS OF US$ — Note 3)		$8,107.3	$1,736.7	$5,692.7	$14.2	$(55.3)	$—	$15,495.6	$124.1	$15,619.7

Note: TSMC’s profit sharing to employees and bonus to directors in the amount of NT$15,148.1 million and NT$6,771.3 million, respectively, had been charged against earnings of 2008 and 2009.
The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated April 6, 2010)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$109,177.1	$99,933.2	$89,217.8	$2,792.4
Net income attributable to minority interests	755.3	590.0	248.4	7.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	80,005.4	81,512.2	80,814.7	2,529.4
Amortization of premium/discount of financial assets	(117.2)	(93.4)	21.5	0.7
Impairment of financial assets	54.2	1,560.1	913.2	28.6
Loss (gain) on disposal of available-for-sale financial assets, net	(610.2)	(637.2)	20.3	0.6
Gain on held-to-maturity financial assets redeemed by the issuer	—	—	(16.1)	(0.5)
Gain on disposal of financial assets carried at cost, net	(264.5)	(83.8)	(20.2)	(0.6)
Equity in earnings of equity method investees, net	(2,507.9)	(701.5)	(46.0)	(1.4)
Dividends received from equity method investees	625.1	1,661.1	1,239.5	38.8
Gain on disposal of property, plant and equipment and other assets, net	(85.0)	(100.3)	(45.5)	(1.4)
Loss on idle assets	—	210.5	—	—
Deferred income tax	943.8	2,279.4	(1,752.4)	(54.8)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(187.1)	1,412.6	(215.6)	(6.7)
Receivables from related parties	629.5	10.5	(12.1)	(0.4)
Notes and accounts receivable, net	(10,977.0)	23,916.7	(16,873.2)	(528.1)
Other receivables from related parties	13.2	143.7	(21.4)	(0.7)
Other financial assets	842.1	(426.0)	7.9	0.2
Inventories	(2,226.1)	8,985.7	(6,037.2)	(189.0)
Prepaid expenses and other current assets	290.4	(443.5)	585.5	18.3
Increase (decrease) in:
Accounts payable	3,218.3	(6,021.7)	4,916.9	153.9
Payables to related parties	(375.7)	(1,013.5)	293.1	9.2
Income tax payable	3,179.7	(1,794.3)	(531.5)	(16.6)
Salary and bonus payable	165.8	(17.7)	7,101.2	222.3
Accrued profit sharing to employees and bonus to directors and supervisors	—	15,369.7	(1,056.4)	(33.1)
Accrued expenses and other current liabilities	748.1	(3,936.8)	1,356.3	42.4
Accrued pension cost	125.5	36.1	95.4	3.0
Deferred credits	343.9	(858.2)	(237.7)	(7.4)

Net cash provided by operating activities	183,766.7	221,493.6	159,966.4	5,006.9

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(84,001.0)	(59,222.6)	(87,784.9)	(2,747.6)
Available-for-sale financial assets	(87,550.2)	(85,273.9)	(38,800.6)	(1,214.4)
Held-to-maturity financial assets	—	(16,523.3)	(12,224.4)	(382.6)
Investments accounted for using equity method	(5,803.8)	(55.9)	(42.9)	(1.3)
Financial assets carried at cost	(911.3)	(463.2)	(321.2)	(10.1)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	94,908.7	138,515.0	36,040.0	1,128.0
Held-to-maturity financial assets	17,325.1	15,634.6	7,944.8	248.7
Financial assets carried at cost	410.5	199.4	131.1	4.1
Property, plant and equipment and other assets	60.5	194.9	24.2	0.8
Proceeds from return of capital by investees	—	2,345.9	—	—
Increase in deferred charges	(3,059.2)	(3,395.3)	(1,469.8)	(46.0)
Decrease (increase) in refundable deposits	(1,434.9)	10.6	34.1	1.0
Net cash paid for acquisition of subsidiaries	(404.4)	—	—	—
Decrease (increase) in other assets	(228.8)	(8.1)	1.2	—

Net cash used in investing activities	(70,688.8)	(8,041.9)	(96,468.4)	(3,019.4)

				(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term bank loans	$(89.7)	$—	$—	$—
Proceeds from long-term bank loans	653.0	98.4	286.6	9.0
Repayments of:
Long-term bank loans	(196.2)	(468.4)	(378.7)	(11.9)
Bonds payable	(7,000.0)	—	(8,000.0)	(250.4)
Decrease in guarantee deposits	(1,574.1)	(758.5)	(478.5)	(15.0)
Proceeds from exercise of employee stock options	436.8	227.2	260.5	8.1
Cash dividends	(77,387.3)	(76,779.0)	(76,876.3)	(2,406.1)
Profit sharing to employees in cash	(4,572.8)	(3,939.9)	—	—
Bonus to directors	(285.8)	(176.9)	—	—
Repurchase of treasury stock	(45,413.4)	(33,481.0)	—	—
Increase (decrease) in minority interests	19.0	(114.7)	(284.8)	(8.9)

Net cash used in financing activities	(135,410.5)	(115,392.8)	(85,471.2)	(2,675.2)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(22,332.6)	98,058.9	(21,973.2)	(687.7)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(518.1)	1,568.4	(1,364.3)	(42.7)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	117,837.2	94,986.5	194,613.8	6,091.2

CASH AND CASH EQUIVALENTS, END OF YEAR	$94,986.5	$194,613.8	$171,276.3	$5,360.8

SUPPLEMENTAL INFORMATION
Interest paid	$922.1	$676.3	$580.4	$18.2

Income tax paid	$7,585.7	$10,477.0	$8,088.1	$253.1

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$78,890.0	$60,978.5	$109,151.2	$3,416.3
Decrease (increase) in payables to contractors and equipment suppliers	5,111.0	(1,742.1)	(21,361.3)	(668.6)
Nonmonetary exchange trade-out price	—	—	(0.8)	—
Increase in obligations under capital leases	—	(13.8)	(4.2)	(0.1)

Cash paid	$84,001.0	$59,222.6	$87,784.9	$2,747.6

Disposal of property, plant and equipment and other assets	$60.5	$194.9	$25.0	$0.8
Nonmonetary exchange trade-out price	—	—	(0.8)	—

Cash received	$60.5	$194.9	$24.2	$0.8

Repurchase of treasury stock	$48,466.9	$30,427.5	$—	$—
Decrease (increase) in accrued expenses and other current liabilities	(3,053.5)	3,053.5	—	—

Cash paid	$45,413.4	$33,481.0	$—	$—

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable and long-term bank loans	$280.8	$8,222.4	$949.3	$29.7

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$3,735.9	$1,126.5	$4,005.3	$125.4

				(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan or U.S. Dollars)
The Company acquired controlling interests in Xintec Inc. (Xintec) and Mutual-Pak Technology Co., Ltd. (Mutual-Pak) in March 2007 and July 2007, respectively, and consolidated the revenue/income and expenses/losses of these two subsidiaries from the respective acquisition dates. Fair values of assets acquired and liabilities at acquisition assumed were as follows:

NT$
Current assets	$3,101.7
Property, plant and equipment	2,339.6
Other assets	436.7
Current liabilities	(1,937.4)
Long-term liabilities	(701.9)

Net amount	$3,238.7

Purchase price for Xintec and Mutual-Pak	$1,413.5
Less: Cash balance of Xintec and Mutual-Pak at acquisition	(1,009.1)

Net cash paid for acquisition of Xintec and Mutual-Pak	$404.4

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 6, 2010)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	GENERAL

Taiwan Semiconductor Manufacturing Company, Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

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

The consolidated entities were as follows:

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2008	2009	Remark

TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC International Investment Ltd. (TSMC International)	100%	—	In June 2009, TSMC International was merged into TSMC Partners.
	TSMC Global Ltd. (TSMC Global)	100%	100%	—
	TSMC China Company Limited (TSMC China)	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	98%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	36%	35%	TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.
	Xintec Inc. (Xintec)	42%	41%	TSMC obtained three out of five director positions and has a controlling interest in Xintec.

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2008	2009	Remark

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	—	100%	Its previous shareholder, TSMC International, was merged into TSMC Partners in June 2009.
	TSMC Development, Inc. (TSMC Development)	—	100%	Its previous shareholder, TSMC International, was merged into TSMC Partners in June 2009.
	InveStar Semiconductor Development Fund, Inc. (ISDF)	—	97%	Its previous shareholder, TSMC International, was merged into TSMC Partners in June 2009.
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	—	97%	Its previous shareholder, TSMC International, was merged into TSMC Partners in June 2009.

TSMC Development	WaferTech, LLC (WaferTech)	99.9%	99.9%	—

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	51%	59%	—
	Growth Fund Limited (Growth Fund)	100%	100%	—

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	—

GUC	Global Unichip Corporation-NA (GUC-NA)	100%	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—
	Global Unichip Europe B.V. (GUC-Europe)	100%	100%	—
	Global Unichip (BVI) Corp. (GUC- BVI)	—	100%	Newly established in February 2009.
The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of December 31, 2009:

TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global and TSMC Development are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA, GUC-Japan, and GUC-Europe are engaged in providing products consulting in North America, Japan, and Europe, respectively. GUC-BVI is engaged in investing activities. Xintec is engaged in the provision of wafer packaging service. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.
TSMC Partners and TSMC International were both 100% owned subsidiaries of TSMC. To simplify the organization structure of investment, TSMC Partners merged TSMC International in June 2009.
Chi Cherng and Hsin Ruey, both 100% owned subsidiaries of TSMC, were engaged in investing activities. To simplify the organization structure of investment, TSMC merged Chi Cherng and Hsin Ruey in the third quarter of 2008.
TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”
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
Cash Equivalents
Repurchase agreements collateralized by government bonds, agency bonds, corporate issued notes and corporate bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.
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
Held-to-maturity Financial Assets
Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
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
Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The amount of the allowance for doubtful receivables is determined based on the account aging analysis and current trends in the credit quality of the customers. TSMC’s provision is set at 1% of the amount of outstanding receivables.
Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and others are recorded in the year the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
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
Inventories
Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods.
As stated in Note 4, effective January 1, 2009, inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.
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

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 5 years; office equipment — 3 to 15 years; and leased assets — 20 years.
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
Intangible Assets
Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.
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
Stock-based Compensation
Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.
Profit Sharing to Employees and Bonus to Directors and Supervisors
Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” which requires companies to record profit sharing to employees and bonus to directors and supervisors as an expense rather than as an appropriation of earnings.
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
Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, investments and deposits. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit rating financial institutions. The Company’s sales are primarily denominated in U.S. dollars. Sales to top ten customers represented 51%, 53% and 53% of the consolidated sales for the years ended December 31, 2007, 2008 and 2009, respectively. The Company routinely assesses the financial strength of substantially all customers. The financial condition of the counter-party to investments and deposits is assessed by management on a regular basis.

Fair Values of Financial Instruments

The carrying amount of cash equivalents approximates fair value due to the short period of time to maturity. Fair values of investments in equity or debt securities and derivative financial instruments are based on quoted market prices or pricing models using current market data. Receivables, other financial assets, payables and short-term loans are financial instruments with carrying amounts that approximate fair values. Fair value of long-term loans with floating interest rates is their carrying amount. Fair value of long-term loans with fixed interest rates is the present value of expected cash flows discounted using the interest rate the Company may obtain for similar long-term loans. For the Company’s investment portfolio without immediately available market quotes, management believes that the carrying amount of the portfolio approximates the fair value at December 31, 2008 and 2009.

Earnings Per Share

Earnings per share is computed by dividing income attributable to shareholders of the parent by the weighted-average number of shares outstanding in each year, which is retroactively adjusted for stock dividends until 2008 and profit sharing to employees in stock until 2007. Earnings per equivalent ADS is calculated by multiplying earnings per share by five (one ADS represents five common shares)

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the noon buying rate in The City of New York for cable transfers in New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2009, which was NT$31.95 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	ACCOUNTING CHANGES

Effect of Adopting the Newly Released and Revised R.O.C. SFASs

Effective January 1, 2009, the Company adopted the newly revised Statement of Financial Accounting Standards (SFAS) No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value on an item-by-item basis except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the year in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the year. Such a change in accounting principle did not have significant effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2009.

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued in March 2007 by the ARDF, which requires companies to record profit sharing to employees and bonus to directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share (after income tax and retroactively adjusted for the issuance of stock dividend) of NT$12,827.6 million and NT$0.49, respectively, for the year ended December 31, 2008.

Effective January 1, 2008, the Company adopted SFAS No. 39, “Accounting for Share-based Payment,” which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2008.

5.	CASH AND CASH EQUIVALENTS

	December 31
	2008	2009
	NT$	NT$
	(In Millions)

Cash and deposits in banks	$185,943.5	$167,449.0
Repurchase agreements collaterized by government bonds	8,670.3	3,359.8
Agency bonds	—	253.0
Corporate issued notes	—	160.1
Corporate bonds	—	54.4

	$194,613.8	$171,276.3

6.	FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2008	2009
	NT$	NT$
	(In Millions)

Trading financial assets

Forward exchange contracts	$28.4	$4.3
Cross currency swap contracts	14.0	181.8
Publicly traded stocks	13.3	—

	$55.7	$186.1

Trading financial liabilities

Forward exchange contracts	$35.8	$—
Cross currency swap contracts	49.4	—

	$85.2	$—

The Company entered into derivative contracts during the years ended December 31, 2008 and 2009 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.
Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Millions )
December 31, 2008

Sell US$/buy NT$	January 2009 to February 2009	US$138.9/NT$4,558.7
Sell EUR/buy NT$	January 2009	EUR1.5/NT$63.2
Sell RMB/buy US$	January 2009 to April 2009	RMB55.0/US$8.0
Sell US$/buy JPY	January 2009 to February 2009	US$0.1/JPY11.8

December 31, 2009

Sell US$/buy NT$	February 2010	US$21.3/NT$686.8

Outstanding cross currency swap contracts consisted of the following:

Range of
	Contract Amount		Range of	Interest Rates
Maturity Date	(in Millions)		Interest Rates Paid	Received

December 31, 2008
January 2009	US$	307.0/NT$10,061.2	0.54%-5.00%	0.00%-3.83%

December 31, 2009
January 2010 to February 2010	US$	750.0/NT$24,201.7	0.24%-0.70%	0.00%-0.38%
For the years ended December 31, 2008 and 2009, changes in fair value related to derivative financial instruments recognized in earnings was a net loss of NT$1,081.0 million and a net gain of NT$594.7 million, respectively.

7.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2008	2009
	NT$	NT$
	(In Millions)

Corporate bonds	$3,279.1	$7,042.2
Agency bonds	5,696.5	5,032.0
Government bonds	340.9	2,341.8
Publicly traded stocks	279.9	574.9
Corporate issued notes	—	303.4
Money market funds	1,000.1	283.7
Open-end mutual funds	—	170.0
Corporate issued asset-backed securities	2,334.9	—

	12,931.4	15,748.0
Current portion	(10,898.7)	(14,389.9)

	$2,032.7	$1,358.1

For the years ended December 31, 2008 and 2009, the Company recognized impairment on available-for-sale financial assets of NT$934.6 million and NT$201.3 million, respectively.

8.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2008	2009
	NT$	NT$
	(In Millions)

Corporate bonds	$18,158.7	$15,120.0
Structured time deposits	1,643.0	7,000.0
Government bonds	1,506.5	3,378.0

	21,308.2	25,498.0
Current portion	(5,882.0)	(9,944.8)

	$15,426.2	$15,553.2

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
	NT$	NT$
	(In Millions)

December 31, 2008
Callable foreign deposits	$1,643.0	$0.7	4.82%	December 2011

December 31, 2009
Callable domestic deposits	$7,000.0	$4.3	0.36%-0.95%	July 2010 to August 2011

As of December 31, 2008, the principal of the structured time deposits that resided in banks located in Hong Kong amounted to US$50.0 million, which was called back in March 2009.

9.	RECEIVABLES, NET

	December 31
	2008	2009
	NT$	NT$
	(In Millions)

Notes receivable	$5.9	$44.1
Accounts receivable	25,017.4	44,593.5

	25,023.3	44,637.6

Allowance for doubtful receivables	(455.7)	(543.3)
Allowance for sales returns and others	(6,071.0)	(8,724.5)

	(6,526.7)	(9,267.8)

	$18,496.6	$35,369.8

Changes in the allowances are summarized as follows:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)

Allowance for doubtful receivables
Balance, beginning of year	$749.9	$701.8	$455.7
Provision	3.0	14.9	331.5
Write-off	(51.1)	(261.0)	(243.9)

Balance, end of year	$701.8	$455.7	$543.3

Allowance for sales returns and others
Balance, beginning of year	$2,870.8	$4,089.0	$6,071.0
Effect of inclusion of newly consolidated subsidiaries	12.9	—	—
Provision	5,705.6	8,825.7	13,913.4
Write-off	(4,500.3)	(6,843.7)	(11,259.9)

Balance, end of year	$4,089.0	$6,071.0	$8,724.5

10.	INVENTORIES

	December 31
	2008	2009
	NT$	NT$
	(In Millions)

Finished goods	$5,782.7	$2,743.5
Work in process	7,606.6	15,302.0
Raw materials	334.3	1,541.6
Supplies and spare parts	1,153.0	1,326.7

	$14,876.6	$20,913.8

Write-down of inventories to net realizable value in the amount of NT$1,660.9 million, and reversal of inventories within the original write-down amount to net realizable value in the amount of NT$428.2 million were included in the cost of sales for the years ended December 31, 2008 and 2009, respectively.

11.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2008		2009
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
	NT$		NT$
	(In Millions)		(In Millions)

Common stock
Vanguard International Semiconductor Corporation (VIS)	$9,787.3	37	$9,365.2	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,808.2	39	6,157.2	39
VisEra Holding Company (VisEra Holding)	2,277.1	49	2,273.1	49
Mcube Inc. (Mcube)	—	—	25.6	70
Aiconn Technology Corporation (Aiconn)	34.6	44	18.1	42
Preferred stock
Mcube	—	—	32.0	10

	$18,907.2		$17,871.2

The Company will subscribe through a private placement for new shares of Motech Industries Inc. (“Motech”) under a Share Subscription Agreement entered into on December 9, 2009. The total consideration is approximately NT$6.2 billion (US$193 million). After the subscription of shares, the Company will own 20% of the Motech shares. The transaction was approved by Motech’s Extraordinary General Shareholders’ Meeting on January 26, 2010.
In September 2009, the Company acquired common stock and preferred stock of Mcube for NT$58.0 million. The Company took both ownership of stock and controlling power into consideration and concluded that the Company did not have controlling interest over Mcube. Accordingly, the Company applied equity method to account for this investment and the related equity in earnings/losses.
For the years ended December 31, 2007, 2008 and 2009, equity in earnings/losses of equity method investees was a net gain of NT$2,507.9 million, NT$701.5 million and NT$46.0 million, respectively. Related equity in earnings/losses of equity method investees were determined based on the audited financial statements, except for Mcube for the year ended December 31, 2009. The Company believes that, had Mcube’s financial statements been audited, any adjustments arising would have had no material effect on the Company’s consolidated financial statements.

As of December 31, 2008 and 2009, fair values of publicly traded stocks in investments accounted for using equity method (VIS) was NT$4,680.3 million and NT$10,114.4 million, respectively.
Movements of the difference between the cost of investment and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)

Balance, beginning of year	$952.2	$2,589.7	$1,990.6
Additions	1,968.6	—	—
Amortization	(331.1)	(599.1)	(599.1)

Balance, end of year	$2,589.7	$1,990.6	$1,391.5

As of December 31, 2008 and 2009, the ending balances of the aforementioned difference allocated to goodwill were both NT$1,061.9 million.

12.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2008	2009
	NT$	NT$
	(In Millions)

Non-publicly traded stocks	$3,453.4	$2,899.6
Mutual funds	162.0	163.4

	$3,615.4	$3,063.0

In August 2009, the common stock of Leadtrend Technology Corporation (“Leadtrend”) was listed on the Taiwan Stock Exchange. Thus, the Company reclassified its investment in Leadtrend from financial assets carried at cost to available-for-sale financial assets-noncurrent.
For the years ended December 31, 2008 and 2009, the Company recognized impairment on financial assets carried at cost of NT$625.5 million and NT$711.9 million, respectively.

13.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2008	2009
	NT$	NT$
	(In Millions)

Cost
Land and land improvements	$953.9	$934.1
Buildings	132,250.0	142,294.6
Machinery and equipment	697,498.8	775,653.5
Office equipment	12,430.8	13,667.7
Leased assets	722.3	714.4

	843,855.8	933,264.3
Advance payments and construction in progress	18,605.9	34,154.4

	862,461.7	967,418.7

Accumulated depreciation
Land and land improvements	295.9	317.6
Buildings	72,681.7	81,821.7
Machinery and equipment	535,962.3	600,795.5
Office equipment	9,693.8	10,589.3
Leased assets	182.6	219.8

	618,816.3	693,743.9

Net	$243,645.4	$273,674.8

Depreciation expense on property, plant and equipment was NT$77,171.3 million, NT$78,736.8 million and NT$78,662.4 million for the years ended December 31, 2007, 2008 and 2009, respectively.
The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases ranged from December 2003 to December 2013. The future minimum lease payments as of December 31, 2009 is NT$787.1million.

14.	DEFERRED CHARGES, NET

	December 31
	2008	2009
	NT$	NT$
	(In Millions)

Technology license fees	$4,125.2	$3,230.6
Software and system design costs	1,801.8	1,834.6
Patent and others	1,198.8	1,393.4

	$7,125.8	$6,458.6

Amortization expense on deferred charges was NT$2,793.0 million, NT$2,716.3 million and NT$2,130.4 million for the years ended December 31, 2007, 2008 and 2009, respectively.

As of December 31, 2009, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Amount
NT$
Year	(In Millions)

2010	$2,127.5
2011	1,677.3
2012	988.8
2013	472.0
2014	368.4
2015 and thereafter	824.6

$6,458.6

15.	BONDS PAYABLE

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Domestic unsecured bonds:
Issued in January 2002 and repayable in 2009 and 2012 in two installments, 2.75% and 3.00% interest payable annually, respectively	$12,500.0	$4,500.0
Current portion	(8,000.0)	—

	$4,500.0	$4,500.0

16.	LONG-TERM BANK LOANS

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 2.56%- 3.67% in 2008 and 0.67%-2.70% in 2009	$728.4	$788.3
US$20.0 million, repayable in full in one lump sum payment in November 2010, annual interest at 3.62% in 2008 and 0.68%-0.97% in 2009	658.7	640.9
Repayable from December 2007 in 8 semi-annual installments, annual interest at 2.42%- 3.23% in 2008 and 1.10%- 2.42% in 2009	168.8	98.7
Repayable from May 2007 in 16 quarterly installments, fully repaid in June 2009, annual interest at 2.42%-3.00%	37.8	—
Repayable from March 2007 in 12 quarterly installments, fully repaid in June 2009, annual interest at 2.53%-3.21%	32.5	—
Repayable from April 2005 in 16 quarterly installments, annual interest at 2.42%-3.00%	9.0	—
Repayable from February 2005 in 17 quarterly installments, annual interest at 2.56%-3.15%	7.7	—

	1,642.9	1,527.9
Current portion	(222.4)	(949.3)

	$1,420.5	$578.6

Pursuant to the loan agreements, financial ratios calculated based on annual audited financial statements of TSMC China have to meet certain financial covenants. As of December 31, 2009, TSMC China was not in compliance with part of the aforementioned financial covenants. However, this did not have a significant effect on the Company’s financial position. According to the terms of Xintec’s loan agreements, semi-annual and annual financial statements of Xintec must comply with predetermined financial covenants. As of December 31, 2009, Xintec was in compliance with all such financial covenants.

As of December 31, 2009, future principal repayments for the long-term bank loans were as follows:

Amount
NT$
Year of Repayment	(In Millions)
2010	$949.3
2011	275.5
2012	242.6
2013	60.5

$1,527.9

17.	OTHER LONG-TERM PAYABLES

	December 31
	2008	2009
	NT$	NT$
	(In Millions)

Payables for acquisition of property, plant and equipment (Note 28g)	$8,579.7	$8,355.4
Payables for royalties	2,095.0	1,252.3

	10,674.7	9,607.7
Current portion (classified under accrued expenses and other current liabilities)	(1,126.5)	(4,005.3)

	$9,548.2	$5,602.4

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of December 31, 2009, future payments for other long-term payables were as follows:

Amount
NT$
Year of Payment	(In Millions)

2010	$4,005.3
2011	3,075.1
2012	2,527.3

$9,607.7

18.	PENSION PLANS

The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, Xintec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe and TSMC Canada are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$725.8 million, NT$779.6 million and NT$748.1 million (US$23.4 million) for the years ended December 31, 2007, 2008 and 2009, respectively.

TSMC, GUC and Xintec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the name of the committees in the Bank of Taiwan.

TSMC, GUC, Xintec and Mutual-Pak use December 31 as the measurement date for their pension plans.

Changes in projected benefit obligation and plan assets for the years ended December 31, 2007, 2008 and 2009 are summarized as follows:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)
Projected benefit obligation

Balance, beginning of year	$6,956.1	$6,043.7	$7,560.8
Effect of inclusion of newly consolidated subsidiaries	19.0	—	—
Service cost	184.2	151.7	166.5
Interest cost	156.4	171.3	150.6
Plan amendments	—	(173.7)	—
Actuarial loss (gain)	(1,257.0)	1,396.8	(1,282.3)
Benefits paid	(15.0)	(29.0)	(37.8)

Balance, end of year	$6,043.7	$7,560.8	$6,557.8

Plan assets

Balance, beginning of year	$1,958.6	$2,239.0	$2,487.6
Effect of inclusion of newly consolidated subsidiaries	17.0	—	—
Actual return of plan assets	69.0	70.7	17.6
Employer contribution	209.4	206.9	194.2
Benefits paid	(15.0)	(29.0)	(37.8)

Balance, end of year	$2,239.0	$2,487.6	$2,661.6

Other information of defined benefit plans was as follows:
a.	Components of net periodic pension cost

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)

Service cost	$184.3	$151.7	$166.5
Interest cost	156.4	171.3	150.6
Projected return on plan assets	(51.3)	(68.4)	(57.3)
Amortization	35.8	4.5	29.9

Net periodic pension cost	$325.2	$259.1	$289.7

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2008 and 2009

	December 31
	2008	2009
	NT$	NT$
	(In Millions)

Benefit obligation
Vested benefit obligation	$114.9	$123.5
Nonvested benefit obligation	4,182.5	3,790.6

Accumulated benefit obligation	4,297.4	3,914.1
Additional benefits based on future salaries	3,263.4	2,643.7

Projected benefit obligation	7,560.8	6,557.8
Fair value of plan assets	(2,487.6)	(2,661.6)

Funded status	5,073.2	3,896.2
Unrecognized net transition obligation	(101.3)	(92.8)
Prior service cost	169.2	162.0
Unrecognized net loss	(1,439.5)	(168.4)

Accrued pension cost	$3,701.6	$3,797.0

Vested benefit	$126.3	$135.5

c.	Actuarial assumptions at December 31, 2008 and 2009

Discount rate used in determining present values	2.00%-2.50%	2.25%
Future salary increase rate	2.00%-3.00%	3.00%
Expected rate of return on plan assets	2.25%-2.50%	1.50%-2.00%
d.	Expected benefit payments

Amount
NT$
Year	(In Millions)

2010	$77.0
2011	21.1
2012	31.5
2013	50.2
2014	79.6
2015 and thereafter	1,025.2

e.	TSMC, GUC and Xintec expect to make contributions to their pension funds in 2010 of NT$177.6 million, NT$2.4 million and NT$1.9 million, respectively.

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)

f. Contributions to the Funds for the year	$209.4	$206.9	$194.2

g. Payments from the Funds for the year	$15.0	$29.0	$37.8

h.	Plan assets allocation
The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2008 and 2009, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.
19.	INCOME TAX
a.	Income tax expense consisted of:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)

Current
Domestic	$10,595.9	$8,580.7	$7,499.0
Foreign	170.6	82.8	258.6

	10,766.5	8,663.5	7,757.6

Deferred
Domestic	976.9	2,307.2	(1,700.6)
Foreign	(33.8)	(21.7)	(60.6)

	943.1	2,285.5	(1,761.2)

Income tax expense	$11,709.6	$10,949.0	$5,996.4

b.	A reconciliation of income tax expense based on “income before income tax” at statutory rates and income tax currently payable was as follows:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)

Income tax expense based on “income before income tax” statutory rates	$30,829.4	$27,970.4	$24,182.9
The effect of the following:
Tax-exempt income	(7,668.4)	(9,670.5)	(8,652.0)
Temporary and permanent differences	(150.9)	2,122.8	3,136.0
Others	—	44.1	247.0
Additional tax at 10% on unappropriated earnings	2,710.9	13.9	30.7
Net operating loss carryforwards used	(814.1)	(205.2)	(66.1)
Income tax credits used	(13,899.6)	(11,109.3)	(9,984.6)

Income tax currently payable	$11,007.3	$9,166.2	$8,893.9

c.	Income tax expense consisted of the following:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)

Income tax currently payable	$11,007.3	$9,166.2	$8,893.9
Income tax adjustments on prior years	4.4	(707.3)	(1,159.3)
Other income tax adjustments	(245.2)	204.6	23.0
Net change in deferred income tax assets
Investment tax credits	5,122.5	1,060.6	(1,291.1)
Net operating loss carryforwards	841.5	411.4	59.9
Temporary differences	(800.4)	(2,129.1)	(1,042.3)
Valuation allowance	(4,220.5)	2,942.6	512.3

Income tax expense	$11,709.6	$10,949.0	$5,996.4

d.	Net deferred income tax assets consisted of the following:

	December 31
	2008	2009
	NT$	NT$
	(In Millions)

Current deferred income tax assets
Investment tax credits	$2,885.7	$3,304.1
Temporary differences
Allowance for sales returns and others	710.1	814.5
Others	846.4	665.6
Valuation allowance	(472.9)	(413.9)

	$3,969.3	$4,370.3

Noncurrent deferred income tax assets
Investment tax credits	$11,311.9	$12,184.6
Net operating loss carryforwards	3,589.0	3,440.8
Temporary differences
Depreciation	(2,134.5)	(1,573.0)
Others	506.2	1,106.8
Valuation allowance	(6,635.7)	(7,170.9)

	$6,636.9	$7,988.3

In May 2009, the amendment of Article 5 of the Income Tax Law of the Republic of China announced that the income tax rate of profit-seeking enterprises will be reduced from 25% to 20%, and will be effective starting in 2010. TSMC and its domestic subsidiaries which are subject to the Income Tax Law of the Republic of China had recalculated their deferred tax assets in accordance with the amended Article and adjusted the resulting difference as an income tax expense.
As of December 31, 2009, the net operating loss carryforwards generated by WaferTech, TSMC Development, Xintec and Mutual-Pak would expire on various dates through 2026.
e.	Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of December 31, 2008 and 2009 was NT$521.6 million and NT$369.3 million, respectively.

The actual and estimated creditable ratios for distribution of TSMC’s earnings of 2008 and 2009 were 9.10% and 0.35%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

f.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

g.	As of December 31, 2009, investment tax credits of TSMC, GUC, Xintec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
		NT$	NT$
		(In Millions)

Statute for Upgrading Industries	Purchase of machinery and equipment	$587.1	$—	2009
		1,331.2	110.5	2010
		4,711.0	66.3	2011
		3,464.9	3,464.9	2012
		3,315.5	3,315.5	2013

		$13,409.7	$6,957.2

Statute for Upgrading Industries	Research and development expenditures	$2,711.8	$9.4	2010
		2,809.8	2,090.3	2011
		2,968.2	2,968.2	2012
		3,409.7	3,409.7	2013

		$11,899.5	$8,477.6

Statute for Upgrading Industries	Personnel training expenditures	$23.9	$0.8	2010
		20.1	20.1	2011
		32.5	32.5	2012
		0.5	0.5	2013

		$77.0	$53.9

Statute for Upgrading Industries	Investments in important technology-based enterprises	$7.3	$—	2009
		79.8	—	2010

		$87.1	$—

h.	The profits generated from the following projects of TSMC, GUC and Xintec are exempt from income tax for a five-year period:

Tax-Exemption Period

Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 12 — Module B and expansion of Fab 14 — Module A	2007 to 2011
Construction of Fab 14 — Module B and expansion of Fab 12 and others	2008 to 2012
2003 plant expansion of GUC	2007 to 2011
2005 and 2006 plant expansion of GUC	To be determined
2003 plant expansion of Xintec	2007 to 2011
i.	The tax authorities have examined income tax returns of TSMC through 2007. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

20.	SHAREHOLDERS’ EQUITY

Common Stock, Capital Surplus and Earnings

As of December 31, 2009, 1,097,513 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,487,565 thousand (one ADS represents five common shares).

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

Capital surplus consisted of the following:

	December 31
	2008	2009
	NT$	NT$
	(In Millions)

Additional paid-in capital	$17,962.5	$23,457.8
From merger	22,805.4	22,805.4
From convertible bonds	8,893.2	8,893.2
From long-term investments	214.1	329.6

	$49,875.2	$55,486.0

As of December 31, 2008 and 2009, retained earnings consisted of:

	December 31
	2008	2009
	NT$	NT$
	(In Millions)

Unappropriated earnings	$102,337.4	$104,565.0
Legal capital reserve	67,324.4	77,317.7
Special capital reserve	391.9	—

	$170,053.7	$181,882.7

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC has recorded profit sharing to employees as a charge to earnings of approximately 15% and 7.5% of net income for the years ended December 2008 and 2009, respectively; bonuses to directors were accrued with an estimate based on historical experience. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

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

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2007 and 2008 had been approved in TSMC’s shareholders’ meetings held on June 13, 2008 and June 10, 2009, respectively. The appropriations of earnings of 2009 were approved by the Board of Directors on February 9, 2010. The appropriations of earnings of 2009 have not yet been resolved by the shareholders. The appropriations and dividends per share were as follows:

	Appropriations of Earnings			Dividends Per Share
	For Fiscal	For Fiscal	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2007	Year 2008	Year 2009	Year 2007	Year 2008	Year 2009
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)

Legal capital reserve	$10,917.7	$9,993.3	$8,921.8
Special capital reserve	(237.7)	(391.9)	1,313.1
Profit sharing to employees — in cash	3,939.9	—	—
Profit sharing to employees — in stock	3,939.9	—	—
Cash dividends to shareholders	76,881.3	76,876.3	77,708.1	3.00	3.00	3.00
Stock dividends to shareholders	512.5	512.5	—	0.02	0.02	—
Bonus to directors	176.9	—	—

	$96,130.5	$86,990.2	$87,943.0

TSMC’s profit sharing to employees and bonus to directors that will be paid in cash in the amounts of NT$6,691.3 million and NT$67.7 million for the year ended December 31, 2009, respectively, were resolved in the meeting of the Board of Directors held on February 9, 2010. Such amounts were not materially different from the amounts that have been charged against earnings for the year ended December 31, 2009.

The 2009 earnings appropriations related to employee profit sharing and bonus to directors will be resolved by the shareholders. TSMC’s annual shareholders’ meeting is scheduled for June 15, 2010.

TSMC’s profit sharing to employees that have been paid in cash and in stock as well as bonus to directors in the amounts of NT$7,495.0 million, NT$7,495.0 million and NT$158.1 million for 2008, respectively, had been approved in the shareholders’ meeting held on June 10, 2009. The profit sharing to employee in stock of 141.9 million shares was determined by the closing price of TSMC’s common shares (after considering the effect of dividends) of the day immediately preceding the shareholders’ meeting, which was NT$52.83. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 10, 2009 and same amount had been charged against earnings of 2008.

TSMC’s shareholders meeting held on June 10, 2009 also resolved to distribute stock dividends out of capital surplus, and stock dividends to shareholders as well as profit sharing to employees to be paid in stock in the amount of NT$768.8 million, NT$512.5 million and NT$7,495.0 million, respectively. The aforementioned capital increase had taken effect on July 21, 2009.

The amount of the appropriations of earnings for 2007 was consistent with the resolutions of the meetings of the Board of Directors held on February 19, 2008. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2007, the basic earnings per share (after income tax) for the year ended December 31, 2007 shown in the respective financial statements would have decreased from NT$4.56 to NT$4.93. The shares distributed as a bonus to employees represented 1.49% of TSMC’s total outstanding common shares as of December 31, 2007.

The information about the appropriations of profit sharing to employees, directors and supervisors is available at the Market Observation Post System website.

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

Options of the aforementioned plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2009.

Information about TSMC’s outstanding stock options for the years ended December 31, 2007, 2008 and 2009 was as follows:

		Weighted- average
	Number of Options	Exercise Price
	(In Thousands)	(NT$)
Year ended December 31, 2007

Balance, beginning of year	52,814	$37.9
Options granted	1,094	37.9
Options exercised	(10,988)	39.8
Options canceled	(1,045)	45.9

Balance, end of year	41,875	37.4

Year ended December 31, 2008

Balance, beginning of year	41,875	$35.6
Options granted	767	35.2
Options exercised	(6,027)	37.7
Options canceled	(381)	46.5

Balance, end of year	36,234	35.3

Year ended December 31, 2009

Balance, beginning of year	36,234	$34.0
Options granted	175	34.0
Options exercised	(7,272)	35.8
Options canceled	(327)	46.5

Balance, end of year	28,810	33.5

The number of outstanding options and exercise prices had been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of December 31, 2009, information about TSMC’s outstanding options was as follows:

	Options Outstanding
		Weighted-average
Range of Exercise	Number of Options	Remaining Contractual	Weighted- average
Price (NT$)	(in Thousands)	Life (Years)	Exercise Price (NT$)

$22.8-$32.0	21,179	3.18	$29.1
38.0 - 50.1	7,631	4.88	45.5

	28,810	3.63	33.5

As of December 31, 2009, all of the above outstanding options were exercisable.

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
Information about GUC’s outstanding stock options for the years ended December 31, 2007, 2008 and 2009 was as follows:

		Weighted-average
		Exercise Prices
	Number of Options	(NT$)
Year ended December 31, 2007

Balance, beginning of year	7,342	$14.0
Options granted	2,053	183.6
Options exercised	(1,563)	10.2
Options canceled	(234)	13.5

Balance, end of year	7,598	60.3

Year ended December 31, 2008

Balance, beginning of year	7,598	$60.3
Options granted	284	14.8
Options exercised	(2,115)	14.0
Options canceled	(210)	168.4

Balance, end of year	5,557	66.6

Year ended December 31, 2009

Balance, beginning of year	5,557	$63.9
Options granted	87	13.8
Options exercised	(1,475)	11.0
Options canceled	(359)	63.4

Balance, end of year	3,810	83.5

The number of outstanding options and exercise prices have been adjusted to reflect the appropriation of earnings by GUC in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of December 31, 2009, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
			Weighted-
Range of		Weighted-average	average		Weighted-average
Exercise Price	Number of	Remaining Contractual	Exercise Price	Number of	Exercise Price
(NT$)	Options	Life (Years)	(NT$)	Options	(NT$)

$8.4	374	1.00	$8.4	374	$8.4
15.5	1,796	1.67	15.5	154	15.5
175.0	1,640	4.00	175.0	—	—

	3,810	2.61	83.5	528	10.5

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
Information about Xintec’s outstanding options for the years ended December 31, 2007, 2008 and 2009 was as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(in Thousands)	Price (NT$)

Year ended December 31, 2007

Balance, beginning of year	4,968	$13.0
Options granted	5,555	17.3
Options canceled	(881)	14.1

Balance, end of year	9,642	15.1

Year ended December 31, 2008

Balance, beginning of year	9,642	$15.1
Options granted	(728)	12.4
Options canceled	(1,472)	15.5

Balance, end of year	7,442	14.8

Year ended December 31, 2009

Balance, beginning of year	7,442	$14.8
Options granted	(2,552)	13.5
Options canceled	(930)	17.1

Balance, end of year	3,960	14.7

The exercise prices have been adjusted to reflect the appropriation of earnings by Xintec in accordance with the plans.

As of December 31, 2009, information about Xintec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		average	Weighted-		Weighted-
Range of	Number of	Remaining	average	Number of	average
Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)

$12.2-$14.1	2,092	6.79	$12.5	904	$12.5
15.2- 19.2	1,868	7.68	17.2	550	17.2

	3,960	7.21	14.7	1,454	14.4

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
No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2007, 2008 and 2009. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the years ended December 31, 2007, 2008 and 2009 would have been as follows:

Year Ended December 31
		2007	2008	2009

Assumptions:
TSMC	Weighted average fair value of grants	—	—	—
	Expected dividend yield	1.00%-3.44%	1.00%-3.44%	1.00%-3.44%
	Expected volatility	43.77%-46.15%	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years	5 years

GUC	Weighted average fair value of grants	63.74	—	—
	Expected dividend yield	0.00%-0.60%	0.00%-0.60%	0.00%-0.60%
	Expected volatility	22.65%-45.47%	22.65%-45.47%	22.65%-45.47%
	Risk free interest rate	2.12%-2.56%	2.12%-2.56%	2.12%-2.56%
	Expected life	3-6 years	3-6 years	3-6 years

Xintec	Weighted average fair value of grants	2.84	—	—
	Expected dividend yield	0.80%	0.80%	0.80%
	Expected volatility	31.79%-47.42%	31.79%-47.42%	31.79%-47.42%
	Risk free interest rate	1.88%-2.45%	1.88%-2.45%	1.88%-2.45%
	Expected life	3 years	3 years	3 years

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)

Net income attributable to shareholders of the parent:
As reported	$109,177.1	$99,933.2	$89,217.8
Pro forma	109,054.9	100,037.6	88,838.2

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$4.04	$3.84	$3.45
Pro forma basic EPS	4.04	3.84	3.44
Diluted EPS as reported	4.04	3.81	3.44
Pro forma diluted EPS	4.04	3.81	3.43
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

23.	EARNINGS PER SHARE

	Amounts (Numerator)			EPS
	Before	After	Number of	Before	After
	Income Tax	Income Tax	Shares	Income	Income
	NT$	NT$	(Denominator)	Tax	Tax
	(In Millions)		(In Thousands)	NT$	NT$
Year ended December 31, 2007

Basic EPS
Earnings available to common shareholders of the parent	$120,890.7	$109,177.1	27,005,032	$4.48	$4.04

Effect of dilutive potential common stocks	—	—	21,222

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common stocks)	$120,890.7	$109,177.1	27,026,254	$4.47	$4.04

Year ended December 31, 2008

Basic EPS
Earnings available to common shareholders of the parent	$110,847.8	$99,933.2	26,039,186	$4.26	$3.84

Effect of dilutive potential common shares	—	—	196,493

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common stocks)	$110,847.8	$99,933.2	26,235,679	$4.23	$3.81

Year ended December 31, 2009

Basic EPS
Earnings available to common shareholders of the parent	$95,189.8	$89,217.8	25,835,802	$3.68	$3.45

Effect of dilutive potential common shares	—	—	77,801

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common stocks)	$95,189.8	$89,217.8	25,913,603	$3.67	$3.44

As discussed in Note 4, effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record profit sharing to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been retroactively adjusted for stock dividends until 2008 and profit sharing to employees in stock until 2007. This adjustment caused each of the basic after income tax EPS for the year ended December 31, 2007 and 2008 to decrease from NT$4.14 to NT$4.04 and NT$3.86 to NT$3.84, respectively. This adjustment caused diluted after income tax EPS for the year ended December 31, 2007 and 2008 to decrease from NT$4.14 to NT$4.04 and NT$3.83 to NT$3.81, respectively.

24.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	December 31
	2008		2009
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)		(In Millions)
Assets

Financial assets at fair value through profit or loss	$55.7	$55.7	$186.1	$186.1
Available-for-sale financial assets	12,931.4	12,931.4	15,748.0	15,748.0
Held-to-maturity financial assets	21,308.2	21,457.0	25,498.0	25,671.7

Liabilities

Financial liabilities at fair value through profit or loss	85.2	85.2	—	—
Bonds payable (including current portion)	12,500.0	12,612.4	4,500.0	4,575.0
Long-term bank loans (including current portion)	1,642.9	1,642.9	1,527.9	1,527.9
Other long-term payables (including current portion)	10,674.7	10,674.7	9,607.7	9,607.7
Obligations under capital leases	722.3	722.3	707.5	707.5
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives and structured time deposits are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of the bonds payable was based on their quoted market price.

5)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.
c.	The changes in fair value of derivatives contracts which were outstanding as of December 31, 2008 and 2009 estimated using valuation techniques were recognized as valuation losses of NT$42.7 million and net gains of NT$186.1 million, respectively.

d.	As of December 31, 2008 and 2009, financial assets exposed to fair value interest rate risk were NT$34,002.2 million and NT$40,857.3 million, respectively; financial liabilities exposed to fair value interest rate risk were NT$12,585.2 million and NT$4,500.0 million, respectively, and financial liabilities exposed to cash flow interest rate risk were NT$1,642.9 million and NT$1,527.9 million, respectively.

e.	Movements of the unrealized gain or loss on financial instruments for the years ended December 31, 2008 and 2009 were as follows:

	Year Ended December 31, 2008
		From
	From	Available-
	Available-	for-sale
	for-sale	Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of year	$627.8	$53.2	$681.0
Recognized directly in shareholders’ equity	(1,130.6)	(142.1)	(1,272.7)
Removed from shareholders’ equity and recognized in earnings	304.4	—	304.4

Balance, end of year	$(198.4)	$(88.9)	$(287.3)

	Year Ended December 31, 2009
		From
	From	Available-
	Available-	for-sale
	for-sale	Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of year	$(198.4)	$(88.9)	$(287.3)
Recognized directly in shareholders’ equity	391.8	118.4	510.2
Removed from shareholders’ equity and recognized in earnings	230.7	—	230.7

Balance, end of year	$424.1	$29.5	$453.6

f.	Information about financial risk
1)	Market risk. The publicly traded stocks categorized as financial assets at fair value through profit or loss are exposed to market price fluctuations. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates would result in changes in fair value of these debt securities. Subject to turmoil in the global financial market, the Company evaluated its financial assets and determined that certain impairment for its asset-backed securities is other-than-temporary. The Company had appropriately recognized related impairment losses.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. Subject to turmoil in the global financial market, the Company evaluated the financial instruments for any possible counter-party or third-party default. As a result of the evaluation, the Company determined that certain financial instruments are exposed to credit risk and had appropriately recognized related impairment losses.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates. The Company’s long-term bank loans were floating-rate loans. Therefore, changes in the market interest rates will result in changes in the effective rate of the long-term bank loans, which will affect future cash flows.

25.	RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Philips, one of the major shareholders of TSMC, which has become a non-related party since March 2007.

b.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

c.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

d.	Others

Related parties over which the Company exercises significant influence but with which the Company had no material transactions.

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)
For the year

Sales
VIS	$59.2	$80.1	$139.5
VisEra	739.9	30.8	15.5
SSMC	2.9	1.9	0.2
Others	—	—	0.1

	$802.0	$112.8	$155.3

Purchases
SSMC	$5,468.4	$4,441.8	$3,537.6
VIS	4,208.2	3,260.2	3,330.3
VisEra	0.6	0.5	—

	$9,677.2	$7,702.5	$6,867.9

Non-operating income and gains
VIS (primarily technical service income, see Note 28e)	$346.3	$296.2	$224.8
SSMC (primarily technical service income, see Note 28d)	290.6	244.9	141.5
VisEra	321.8	101.6	0.1

	$958.7	$642.7	$366.4

As of December 31

Payables
VIS	$839.6	$317.9	$531.5
SSMC	655.1	162.8	238.7
VisEra	8.7	9.2	12.8

	$1,503.4	$489.9	$783.0

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

TSMC leased certain buildings and facilities to VisEra. The related rental income was classified under non-operating income and gains. The lease terms and prices were determined in accordance with mutual agreements. The lease agreement between TSMC and VisEra expired in April 2008.

26.	PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for long-term bank loans, land lease agreements and customs duty guarantee, which were as follows:

	December 31
	2008	2009

Other financial assets	$33.4	$949.4
Property, plant and equipment, net	4,032.6	2,808.0
Other assets	—	20.0

	$4,066.0	$3,777.4

27.	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land and office premises from the SPA and Jhongli Industrial Park Service Center. These operating leases expire on various dates from March 2010 to December 2029 and can be renewed upon expiration.
The Company entered into lease agreements for its office premises and certain equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between 2010 and 2018 and can be renewed upon expiration.
As of December 31, 2009, future lease payments were as follows:

Amount
Year	NT$
(In Millions)

2010	$557.6
2011	504.3
2012	487.1
2013	462.4
2014	444.2
2015 and thereafter	3,293.5

$5,749.1

Rent expense for the years ended December 31, 2007, 2008 and 2009 was NT$1,398.3 million, NT$1,620.6 million and NT$1,293.3 million, respectively.

28.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of December 31, 2009, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2009 TSMC had a total of US$29.6 million of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

e.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

f.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175.0 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of December 31, 2009, SMIC had paid US$135.0 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of the aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. In January 2009, the court in the California action held a four-day bench trial to determine whether a Settlement Agreement existed between the parties, and if there were an agreement, the interpretation of certain terms. SMIC contended that there was no binding Settlement Agreement, and TSMC, TSMC North America and WaferTech contended that the Settlement Agreement signed on January 30, 2005 and finalized shortly thereafter and repeatedly ratified bound by the parties. On March 10, 2009, the Court issued its Statement of Decision. The Court rejected SMIC’s contention, and found that the parties were bound by the Settlement Agreement identified by TSMC, TSMC North America and WaferTech. The Court also interpreted the meaning of certain provisions within the Settlement Agreement. Regarding the claims raised by SMIC in the Beijing lawsuit, the Beijing People’s High Court has on June 10, 2009 rejected those claims and dismissed the lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. TSMC, TSMC North America and WaferTech have subsequently settled both lawsuits with SMIC. The new settlement agreement and the stipulated judgment require SMIC to: (a) make cash payments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement; and (b) conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of SMIC (representing about 8% of SMIC’s total shares outstanding as of December 31, 2009) and a three-year warrant to purchase 695,914,030 SMIC common shares (subject to adjustment) at HK$1.30 per share (subject to adjustment). Both parties also agreed to terminate the patent cross-licensing agreement signed in 2005.

g.	The Company entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$8,579.7 million and NT$8,355.4 million as of December 31, 2008 and 2009, respectively, which is included in other long-term payables.

h.	Amounts available under unused letters of credit as of December 31, 2009 were NT$16.2 million.
29.	SEGMENT FINANCIAL INFORMATION
a.	Industry financial information

The Company operates in one industry. Therefore, the disclosure of industry financial information is not applicable to the Company.

b.	Geographic information:

			Adjustments
	North America		and
	and Others	Taiwan	Elimination	Consolidated
	NT$	NT$	NT$	NT$
	(In Millions)

Year ended December 31, 2007

Sales to other than consolidated entities	$193,066.2	$129,564.4	$—	$322,630.6
Sales among consolidated entities	18,084.1	194,035.5	(212,119.6)	—

Total sales	$211,150.3	$323,599.9	$(212,119.6)	$322,630.6

Gross profit	$3,895.1	$139,227.5	$(772.4)	$142,350.2

Operating expenses				(30,628.3)
Non-operating income and gains				11,933.8
Non-operating expenses and losses				(2,013.7)

Income before income tax				$121,642.0

Net income attributable to minority interest				$755.3

Identifiable assets	$145,483.4	$439,675.9	$(50,755.4)	$534,403.9

Long-term investments				36,461.3

Total assets				$570,865.2

Year ended December 31, 2008

Sales to other than consolidated entities	$193,727.6	$139,430.1	$—	$333,157.7
Sales among consolidated entities	16,280.8	194,731.5	(211,012.3)	—

Total sales	$210,008.4	$334,161.6	$(211,012.3)	$333,157.7

Gross profit	$2,114.1	$140,540.3	$(904.8)	$141,749.6

Operating expenses				(37,314.2)
Non-operating income and gains				10,821.4
Non-operating expenses and losses				(3,784.6)

Income before income tax				$111,472.2

Net income attributable to minority interest				$590.0

Identifiable assets	$122,781.6	$425,545.2	$(29,391.7)	$518,935.1

Long-term investments				39,981.5

Total assets				$558,916.6

(Continued)

			Adjustments
	North America		and
	and Others	Taiwan	Elimination	Consolidated
	NT$	NT$	NT$	NT$
		(In Millions)

Year ended December 31, 2009

Sales to other than consolidated entities	$162,783.5	$132,958.7	$—	$295,742.2
Sales among consolidated entities	11,891.2	163,407.4	(175,298.6)	—

Total sales	$174,674.7	$296,366.1	$(175,298.6)	$295,742.2

Gross profit	$2,004.7	$128,456.5	$(1,132.6)	$129,328.6

Operating expenses				(37,366.7)
Non-operating income and gains				5,653.5
Non-operating expenses and losses				(2,152.8)

Income before income tax				$95,462.6

Net income attributable to minority interest				$248.4

Identifiable assets	$113,023.5	$468,112.3	$(24,285.1)	$556,850.7

Long-term investments				37,845.5

Total assets				$594,696.2

(Concluded)

c.	Net sales

	Year Ended December 31
Areas	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)

Taiwan	$42,876.0	$44,663.5	$40,430.4
United States	163,242.2	203,998.8	171,989.3
Europe	37,416.0	35,710.6	30,401.4
Asia and others	84,802.0	57,610.5	66,834.5

	328,336.2	341,983.4	309,655.6
Sales returns and allowances	(5,705.6)	(8,825.7)	(13,913.4)

Net sales	$322,630.6	$333,157.7	$295,742.2

The net sales information is presented by billed regions.

d.	Major customers representing at least 10% of gross sales

	Year Ended December 31
	2007		2008		2009
	NT$	%	NT$	%	NT$	%
	(In Millions)

Customer A	$37,731.0	11	$46,523.1	14	$33,025.5	11

Customer B	$29,502.8	9	$30,271.1	9	$31,995.0	10

e.	Net sales by product categories:

	Year Ended December 31
Product Category	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)

Wafer fabrication	$293,431.3	$295,535.9	$260,386.0
Mask making	16,984.5	19,081.8	17,333.3
Others	12,214.8	18,540.0	18,022.9

	$322,630.6	$333,157.7	$295,742.2

30.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (R.O.C. GAAP), which differ in the following respects from accounting principles generally accepted in the United States of America (U.S. GAAP):
a.	Marketable securities

Under R.O.C. GAAP, effective January 1, 2006, the Company adopted R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement”, and No. 36, “Financial Instruments: Disclosure and Presentation”. Financial instruments including debt securities and equity securities are categorized as financial assets or liabilities at fair value through profit or loss (FVTPL), available-for-sale or held-to-maturity securities. FVTPL has two sub-categories, financial assets designated on initial recognition as one to be measured at fair value, and those that are classified as held for trading, which are also measured at fair value with fair value changes recognized in profit and loss. These classifications are similar to those required by the U.S. GAAP guidance relating to accounting for certain investments in debt and equity securities.

Under the U.S. GAAP guidance relating to accounting for certain investments in debt and equity securities, debt and equity securities that have readily determinable fair values are classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity.

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

The Company’s proportionate share of the net income (loss) from an equity-method investee may differ if the equity-method investee’s net income (loss) under R.O.C. GAAP differs from that under U.S. GAAP. Such differences between R.O.C. GAAP and U.S. GAAP would result in adjustments to investments accounted for using the equity method and the equity in earnings (losses) of equity-method investees recorded in net income.

c.	Impairment of long-lived assets

Under U.S. GAAP, an impairment loss is recognized when the carrying amount of an asset or a group of assets is not recoverable from the expected undiscounted future cash flows and the impairment loss is measured as the difference between the fair value and the carrying amount of the asset or group of assets. The impairment loss is recorded in earnings and cannot be reversed subsequently. Long-lived assets (excluding goodwill and other indefinite lived assets) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Prior to 2005, under R.O.C. GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no use were written down to fair value and recorded as either idle assets or assets held for disposition. R.O.C. GAAP did not provide guideline for impairment of assets that could be used in the business. Effective January 1, 2005, the Company is required to recognize an impairment loss when an indication is identified that the carrying amount of an asset or a group of assets is not recoverable from the expected discounted future cash flows. However, if the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. The adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized. Accordingly, the depreciation basis of long-lived assets impaired prior to January 1, 2005 under U.S. GAAP is different from the depreciation basis under R.O.C. GAAP.

d.	10% tax on unappropriated earnings

In the R.O.C., a 10% tax is imposed on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries). For R.O.C. GAAP purposes, the Company records the 10% tax on unappropriated earnings in the year of shareholders’ approval. Starting from 2002, the American Institute of Certified Public Accountants International Practices Task Force concluded that in accordance with U.S. GAAP guidance, the 10% tax on unappropriated earnings should be accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year. To the extent the Company does not have sufficient tax credits to offset the 10% tax, additional tax expense would be recognized under U.S. GAAP.

e.	Goodwill and intangible assets

Under R.O.C. GAAP, goodwill was recorded for the excess of the purchase price over the net tangible assets for the purchase of a 32% equity interest in TSMC-Acer Semiconductor Manufacturing Corporation (TASMC) in 1999 and was amortized over ten years. Under U.S. GAAP, the goodwill was originally amortized over five years.

Goodwill was not recorded under R.O.C. GAAP for the acquisition of the remaining 68% equity interest in TASMC in June 2000, because under R.O.C. GAAP goodwill from a business combination in the form of a share exchange was charged to capital surplus. Under U.S. GAAP, the acquisition cost is the fair value of the shares issued in exchange and the difference between the acquisition cost and the sum of the fair values of the net tangible and identifiable intangible assets acquired is recorded as goodwill. Accordingly, the goodwill from the acquisition of the remaining 68% equity interest in TASMC was recorded for U.S. GAAP purposes and was originally amortized over the estimated life of five years.

Effective January 1, 2002, the Company adopted the U.S. GAAP guidance relating to goodwill and other intangible assets and ceased amortization of goodwill which is now assessed for impairment annually or more frequently if impairment indicators arise. In accordance with the U.S. GAAP guidance relating to goodwill and other intangible assets, the Company had completed its goodwill impairment test at the reporting unit level and found no impairment as of December 31, 2007, 2008 and 2009.

Effective January 1, 2005, the Company adopted R.O.C. SFAS No. 35, “Accounting for Impairment of Assets” which required the Company to evaluate impairment of an asset group, including goodwill allocated to such group. The Company found no impairment as of December 31, 2007, 2008 and 2009. Effective January 1, 2006, the Company adopted R.O.C. SFAS No. 25 (revised 2005), “Business Combinations” which is similar to U.S. GAAP guidance relating to goodwill and other intangible assets. Upon adoption of R.O.C. SFAS No.25, the Company ceased amortization of goodwill which is now assessed for impairment in accordance with the provisions of the standard and R.O.C. SFAS No. 35.

f.	Profit sharing to employees and bonus to directors and supervisors

According to R.O.C. regulations and TSMC’s Articles of Incorporation, a portion of the Company’s distributable earnings should be set aside as profit sharing to employees and bonus to directors and supervisors. Bonuses to directors and supervisors are usually paid in cash. However, profit sharing to employees may be paid in cash or stock, or a combination of both.

Under R.O.C. GAAP, prior to January 1, 2008, the profit sharing, including profit sharing in stock which is valued at the par value of NT$10 each, were treated as appropriations of retained earnings and were charged to retained earnings after such profit sharing is formally approved by the shareholders in the following year.

Under U.S. GAAP, such profit sharing is treated as compensation expense and is charged to earnings. The amount of compensation expense related to profit sharing in stock is determined based on the market value of TSMC’s common stock at the date of stock distribution in the following year. The total amount of the aforementioned profit sharing to be paid in the following year is initially accrued based on management’s estimate pursuant to TSMC’s Articles of Incorporation in the year to which it relates. Any difference between the amount initially accrued and the market value of the profit sharing upon the payment of cash and the issuance of shares is recognized in the year of approval by shareholders. Subsidiaries registered in the R.O.C. follow the same accounting treatment as TSMC.

Prior to January 1, 2008, the Company recorded two separate U.S. GAAP reconciling adjustments relating to profit sharing to employees and bonus to directors and supervisors each year. The first reconciling adjustment, referred to as “Profit sharing to employees and bonus to directors and supervisors — current year accrual”, recorded the full profit sharing earned in the current year, in an amount equal to the product of the total net income for the current year multiplied by the percentage set forth based on management’s estimate pursuant to TSMC’s Articles of Incorporation. The second reconciling adjustment, referred to as “Fair market value adjustment of prior year accrual”, was made in the following year to record the additional compensation expense for prior-year profit sharing paid in stock, which is measured at the fair market value on the date of stock distribution.

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued in March 2007 by the ARDF, which requires companies to record profit sharing to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The amount of compensation expense related to profit sharing in stock is determined based on the market value of TSMC’s common stock at the date before the shareholders’ meeting.

Accordingly, as of December 31, 2008, the Company was no longer required to record the first reconciling adjustment as referred above. However, the Company still recorded the second reconciling adjustment to reflect the additional compensation expense recognized in 2008 for 2007 profit sharing in stock, which was measured at the fair market value on the date of stock distribution. Starting from January 1, 2009, the only U.S. GAAP reconciling adjustment for the profit sharing in stock is the difference of the market value of TSMC’s common stock between the date of stock distribution and the date before the shareholders’ meeting.

g.	Pension benefits

The U.S. GAAP guidance relating to employer’s accounting for pensions requires the Company to determine the accumulated pension obligation and the pension expense on an actuarial basis. The Company adopted the U.S. GAAP guidance relating to employer’s accounting for pensions at the beginning of 1993 for U.S. GAAP purposes.

The U.S. GAAP guidance relating to employer’s accounting for pensions was amended on September 29, 2006 to require employers to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The amended U.S. GAAP guidance defines the funded status of a benefit plan as the difference between the fair value of the plan assets and the projected benefit obligation. Previously unrecognized items such as gains or losses, prior service credits and the transition asset or obligation are required to be recognized in other comprehensive income and subsequently recognized through net periodic benefit cost.

R.O.C. SFAS No. 18 is similar in many respects to U.S. GAAP and was adopted by the Company in 1996. However, R.O.C. SFAS No. 18 does not require a company to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in the statement of financial position. Due to the GAAP difference in pension accounting, there were adjustments to US GAAP for the current year pension expense and other comprehensive income.

The difference of the overfunded or underfunded status at the date of adoption and hereafter give rise to a U.S. GAAP difference in the actuarial computation and the related amortization.

h.	Stock-based compensation

Under U.S. GAAP, effective January 1, 2006, the Company adopted the fair value recognition provisions to account for share-based payments, and applied the modified prospective transition method and therefore has not restated the results for prior periods. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 included compensation expense for all unvested stock-based compensation awards granted prior to January 1, 2006 that were expected to vest, based on the grant-date fair value or the intrinsic value described in the next paragraph. Upon an employee’s termination, unvested awards are forfeited, which affects the quantity of options to be included in the calculation of stock-based compensation expense. Forfeitures do not include vested options that expire unexercised. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 was based on the grant-date fair value. The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally the option vesting term of four years. See Note 31d for additional stock-based compensation disclosures.

Certain characteristics of the stock options granted under the TSMC 2002 Plan and GUC 2004 Plan are not reasonably estimable using appropriate valuation methodologies and have been accounted for using the variable accounting method under U.S. GAAP. Such method requires the Company to account for these stock options based on their intrinsic value, remeasured at each reporting date through the date of exercise or settlement.

Under R.O.C. GAAP, employee stock option plans that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the ARDF. The Company adopted the intrinsic value method and any compensation expense determined using this method is recognized over the vesting period. No stock-based compensation expense was recognized under R.O.C. GAAP for the years ended December 31, 2007, 2008 and 2009.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”, which is similar in many respects to U.S. GAAP and requires companies to record share-based payment transactions in the financial statements at fair value for the employee stock option plans that were granted or modified after December 31, 2007. The Company did not grant or modify employee stock options since January 1, 2008.

i.	Earnings per share

Under R.O.C. GAAP, earnings per share is calculated as described in Notes 2 and 23. Under U.S. GAAP, earnings per share is calculated by dividing net income by the average number of shares outstanding in each period, adjusted retroactively for any stock dividends issued and stock splits subsequently. Other shares issued from unappropriated earnings, such as profit sharing to employees in stock, are included in the calculation of weighted-average number of shares outstanding from the date of issuance.

Under both R.O.C. GAAP and U.S. GAAP, the unvested stock options are included in the diluted EPS calculation using the treasury stock method if the inclusion of such would be dilutive. However, the calcuation of shares using the treasury stock method is different between U.S. GAAP and R.O.C GAAP.

In applying the treasury stock method, the assumed proceeds shall be the sum of (a) the exercise price, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits that would be credited to additional paid-in capital assuming exercise of the options. However, as the amount of stock-based compensation recognized is different between R.O.C. GAAP and U.S. GAAP described in Note 30h above, the number of shares included in the denominator of the diluted EPS calculation will be different from that under R.O.C. GAAP. Earnings per equivalent American Depository Share (ADS) is calculated by multiplying earnings per share by five (one ADS represents five common shares).

j.	Consolidated entities

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

U.S. GAAP has two different models for determining whether consolidation is appropriate. If a reporting entity has a variable interest in another entity that meets the definition of a variable interest entity (VIE), the VIE model should be applied. Under this model, consolidation is based on which interest holder absorbs a majority of the risks and rewards of the VIE. However, if a reporting entity has an interest in an entity that is not considered a VIE, consolidation is based on whether the reporting enterprise has a controlling financial interest in the entity (i.e. the majority voting interest requirement) which is similar to R.O.C. GAAP.

Under U.S. GAAP, the Company consolidated the accounts of VisEra for the year ended December 31, 2004 and for the ten-month period ended October 31, 2005 based on the majority voting interest requirement. Subsequent to October 31, 2005, however, VisEra was no longer treated as a consolidated subsidiary of the Company. The Company believes that this accounting treatment is appropriate under U.S. GAAP because: (i) the Company lost its control over VisEra in November 2005 due to changes in the investment structure through which VisEra became a subsidiary of VisEra Holdings (Cayman), in which the Company owns only a 50% equity interest; (ii) Cayman is not a VIE; (iii) Cayman is not a majority owned subsidiary of the Company that would require consolidation; and (iv) the Company does not otherwise have control over Cayman. Therefore, the Company deconsolidated VisEra as of November 1, 2005.

Under U.S. GAAP, the Company consolidated the accounts of GUC for the years ended December 31, 2007, 2008 and 2009. GUC is a business entity and an independent operation, and therefore is not within the scope of VIE consolidated model. Since the company has a controlling financial interest in GUC, it has been consolidated.

The following reconciles consolidated net income and shareholders’ equity under R.O.C. GAAP as reported in the consolidated financial statements to the consolidated net income and shareholders’ equity determined under U.S. GAAP, giving effect to the differences listed above.

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions Except Per Share Amounts)
Net income

Consolidated net income based on R.O.C. GAAP	$109,932.4	$100,523.2	$89,466.2	$2,800.2

Adjustments:
a. Realization of unrealized loss on marketable securities	(52.3)	(98.0)	—	—
b. U.S. GAAP adjustments on equity-method investees	(69.9)	(16.4)	(6.3)	(0.2)
c. Reversal of depreciation on assets impaired under U.S. GAAP	1,408.4	675.6	—	—
d. 10% tax on undistributed earnings	(2,260.3)	983.4	966.9	30.3
e. Profit sharing to employees and bonus to directors and supervisors
1. Current year accrual	(8,232.8)	—	—	—
2. Fair market value adjustment of prior year accrual	(28,352.0)	(20,369.3)	(648.1)	(20.3)
f. Pension expense	3.9	4.3	3.9	0.1
g. Stock-based compensation	(373.9)	215.7	(559.1)	(17.5)
Income tax effect of U.S. GAAP adjustments	(41.9)	(96.3)	69.9	2.2

Net adjustment	(37,970.8)	(18,701.0)	(172.8)	(5.4)

Consolidated net income based on U.S. GAAP	$71,961.6	$81,822.2	$89,293.4	$2,794.8

Attributable to
Shareholders of the parent	$71,657.6	$81,473.2	$89,102.2	$2,788.8
Noncontrolling interests	304.0	349.0	191.2	6.0

	$71,961.6	$81,822.2	$89,293.4	$2,794.8

Earnings per common share based on U.S. GAAP
Basic	$2.71	$3.15	$3.45	$0.11

Diluted	$2.71	$3.13	$3.44	$0.11

Earnings per ADS
Basic	$13.57	$15.77	$17.24	$0.54

Diluted	$13.56	$15.65	$17.19	$0.54

Number of weighted average shares outstanding under U.S. GAAP (in thousands)
Basic	26,409,174	25,826,062	25,835,802

Diluted	26,430,396	26,022,555	25,913,589

	December 31
	2008	2009
	NT$	NT$	US$
			(Note 3)
	(In Millions)
Shareholders’ equity

Total shareholders’ equity based on R.O.C. GAAP	$480,372.5	$499,048.5	$15,619.7

Adjustments:
a. U.S. GAAP adjustments on equity-method investees	(485.0)	(449.9)	(14.1)
b. Impairment of long-lived assets
1. Loss on impairment of assets	(10,709.6)	(10,439.1)	(326.8)
2. Reversal of depreciation on assets impaired under U.S. GAAP	10,709.6	10,439.1	326.8
c. 10% tax on undistributed earnings	(4,554.9)	(3,588.0)	(112.3)
d. Goodwill
1. Carrying amount difference from 68% equity interest in TASMC’s share acquisition	52,212.7	52,212.7	1,634.2
2. Reversal of amortization of goodwill recognized under R.O.C. GAAP	(11,228.9)	(11,318.9)	(354.3)
e. Accrued pension cost	(35.6)	(31.7)	(1.0)
f. Accrual for deferred pension loss under US SFAS No. 158	(1,288.9)	(10.7)	(0.3)
Income tax effect of U.S. GAAP adjustments	68.4	134.3	4.2

Net adjustment	34,687.8	36,947.8	1,156.4

Total equity based on U.S. GAAP	$515,060.3	$535,996.3	$16,776.1

Attributable to
Shareholders of the parent	$511,089.2	$532,042.8	$16,652.4
Noncontrolling interests	3,971.1	3,953.5	123.7

	$515,060.3	$535,996.3	$16,776.1

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)
Changes in equity based on U.S. GAAP

Balance, beginning of year	$533,559.7	$516,822.1	$515,060.3	$16,120.8
Net income for the year	71,961.6	81,822.2	89,293.4	2,794.8
Unrealized gain (loss) on available-for-sale marketable securities
TSMC	290.9	(728.2)	622.5	19.5
Equity-method investees	(119.2)	(142.1)	118.4	3.7
Noncontrolling interests	19.5	(17.0)	6.0	0.2
Common shares issued as profit sharing to employees
TSMC	32,776.7	24,213.8	8,152.3	255.2
Equity-method investees	78.7	52.0	(0.2)	—
Noncontrolling interests	262.9	214.0	(9.2)	(0.3)
Adjustment arising from changes of ownership percentage in investees
TSMC	(28.7)	(137.1)	115.5	3.6
Equity-method investees	(56.9)	(1.8)	(1.9)	(0.1)
Noncontrolling interests	31.9	11.8	(39.0)	(1.2)
Translation adjustments
TSMC	118.2	1,554.0	(2,247.8)	(70.4)
Equity-method investees	(24.8)	62.9	(93.9)	(2.9)
Noncontrolling interests	(99.3)	(68.8)	39.8	1.2
Treasury stock repurchased by the Company	(48,466.9)	(30,427.5)	—	—
Cash dividends received by subsidiaries from parent company	101.8	102.3	—	—
Cash dividends to common shareholders	(77,489.1)	(76,881.3)	(76,876.3)	(2,406.1)
Stock-based compensation
TSMC	185.5	(218.6)	480.7	15.0
Equity-method investees	47.9	(34.0)	8.2	0.3
Noncontrolling interests	188.4	2.8	78.3	2.4
Issuance of stock from exercising stock options	436.9	227.2	260.5	8.2
Changes in actuarial gain (loss) and transition obligation
TSMC	1,303.8	(1,201.4)	1,278.2	40.0
Equity-method investees	12.7	(52.3)	35.3	1.1
Decrease in noncontrolling interests	1,729.9	(114.7)	(284.8)	(8.9)

Balance, end of year	$516,822.1	$515,060.3	$535,996.3	$16,776.1

Attributable to
Shareholders of the parent	$513,228.1	$511,089.2	$532,042.8	$16,652.4
Noncontrolling interests	3,594.0	3,971.1	3,953.5	123.7

	$516,822.1	$515,060.3	$535,996.3	$16,776.1

The following U.S. GAAP condensed balance sheets as of December 31, 2008 and 2009, and statements of operations for the years ended December 31, 2007, 2008 and 2009 have been derived from the audited consolidated financial statements and reflect the adjustments presented above.

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

	December 31
	2008	2009
	NT$	NT$	US$
			(Note 3)
		(In Millions)

Assets
Current assets	$252,618.4	$259,803.7	$8,131.6
Long-term investments	39,496.5	37,395.6	1,170.4
Property, plant and equipment, net	243,645.4	273,674.8	8,565.8
Goodwill	47,028.2	46,825.1	1,465.6
Other assets	16,695.3	17,575.3	550.0

Total assets	$599,483.8	$635,274.5	$19,883.4

Liabilities
Current liabilities	$61,361.7	$82,721.3	$2,589.1
Long-term liabilities	16,191.0	11,388.5	356.4
Other liabilities	6,870.8	5,168.4	161.8
Equity attributable to shareholders of the parent	511,089.2	532,042.8	16,652.4
Noncontrolling interests	3,971.1	3,953.5	123.7

Total liabilities and equity	$599,483.8	$635,274.5	$19,883.4

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)
Net sales	$323,221.0	$334,339.6	$296,109.2	$9,267.9
Cost of sales	202,045.7	203,733.9	167,122.5	5,230.7

Gross profit	121,175.3	130,605.7	128,986.7	4,037.2
Operating expenses	44,775.0	44,423.4	37,626.6	1,177.8

Income from operations	76,400.3	86,182.3	91,360.1	2,859.4
Non-operating income, net	9,573.1	5,701.9	2,892.9	90.6

Income before income tax	85,973.4	91,884.2	94,253.0	2,950.0
Income tax expense	14,011.8	10,062.0	4,959.6	155.2

Net income	$71,961.6	$81,822.2	$89,293.4	$2,794.8

Net income attributable to shareholders of the parent	$71,657.6	$81,473.2	$89,102.2	$2,788.8

Net income attributable to noncontrolling interests	$304.0	$349.0	$191.2	$6.0

The Company reports comprehensive income (loss) in accordance with the guidance related to reporting comprehensive income for U.S. GAAP purposes. The guidance related to reporting comprehensive income requires that in addition to net income (loss), a company should report other comprehensive income (loss) consisting of the changes in equity of the company during the year from transactions and other events and circumstance from nonowner sources. It includes all changes in equity during the year except those resulting from investments by shareholders and distribution to shareholders. The components of other comprehensive income for the Company consist of unrealised gains and losses relating to the translation of financial statements maintained in foreign currencies, unrealized gains and losses relating to the Company’s investments in available-for-sale securities and changes in actuarial loss and transition obligation of the defined benefit pension plan.

Statements of comprehensive income for the years ended December 31, 2007, 2008 and 2009 are as follows:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)
Consolidated net income based on U.S. GAAP	$71,961.6	$81,822.2	$89,293.4	$2,794.8

Other comprehensive income (loss), net of tax:
Adjustment of unrealized gain (loss) on financial instruments
TSMC	290.9	(728.2)	622.5	19.5
Equity-method investees	(119.2)	(142.1)	118.4	3.7
Noncontrolling interests	19.5	(17.0)	6.0	0.2
Translation adjustments
TSMC	118.2	1,554.0	(2,247.8)	(70.4)
Equity-method investees	(24.8)	62.9	(93.9)	(2.9)
Noncontrolling interests	(99.3)	(68.8)	39.8	1.2
Changes in actuarial gain /loss and transition obligation
TSMC	1,303.8	(1,201.4)	1,278.2	40.0
Equity-method investees	12.7	(52.3)	35.3	1.1

Consolidated comprehensive income	$73,463.4	$81,229.3	$89,051.9	$2,787.2

Attributable to
Shareholders of the parent	$73,239.2	$80,966.1	$89,462.2	$2,800.0
Noncontrolling interests	224.2	263.2	(410.3)	(12.8)

	$73,463.4	$81,229.3	$89,051.9	$2,787.2

The components of accumulated other comprehensive income (loss) of the parent were as follows:

	December 31
	2008	2009
	NT$	NT$	US$
			(Note 3)
	(In Millions)

Cumulative translation adjustment	$415.8	$(1,925.9)	$(60.3)
Unrealized gain on financial instruments	(287.3)	453.6	14.2
Actuarial gain or loss and transition obligation	(1,310.2)	3.3	0.1

Total accumulated other comprehensive loss	$(1,181.7)	$(1,469.0)	$(46.0)

The Company applies R.O.C. SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out under U.S. GAAP. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in deferred charges, refundable deposits and other assets-miscellaneous, and cash flows from financing activities for changes in guarantee deposits, and profit sharing to employees in cash, directors and supervisors are reclassified to operating activities under the guidance related to statement of cash flows. Summarized cash flow data by operating, investing and financing activities in accordance with the guidance related to statement of cash flows are as follows:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)
Net cash inflow (outflow) from:
Operating activities	$173,886.5	$214,396.6	$159,019.1	$4,977.1
Investing activities	(67,241.4)	(5,820.2)	(95,999.6)	(3,004.7)
Financing activities	(128,977.7)	(110,517.5)	(84,992.7)	(2,660.1)

Change in cash and cash equivalents	(22,332.6)	98,058.9	(21,973.2)	(687.7)
Cash and cash equivalents at the beginning of year	117,837.2	94,986.5	194,613.8	6,091.2
Effect of exchange rate changes	(518.1)	1,568.4	(1,364.3)	(42.7)

Cash and cash equivalents at the end of year	$94,986.5	$194,613.8	$171,276.3	$5,360.8

31. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP
a.	Recent accounting pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued a standard that provides additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased. It also included guidance on identifying circumstances that indicate a transaction is not orderly. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, and should be applied prospectively. This standard is effective for the Company for the year ending December 31, 2009. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In April 2009, the FASB issued a standard that provides guidance on the recognition and presentation of other-than-temporary impairments of debt securities classified as available-for-sale and held-to-maturity. This standard is effective for interim and annual reporting periods ending after June 15, 2009. This guidance is effective for the Company for the year ending December 31, 2009. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In May 2009 and subsequently updated in February 2010, the FASB issued new guidance on subsequent events that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This standard defines two types of subsequent events, recognized or nonrecognized. The new guidance is effective for the Company for the year ending December 31, 2009.

In June 2009, the FASB issued new guidance relating to the transfer of financial assets. The new guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. It also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.
In June 2009, the FASB issued new guidance to improve financial reporting by enterprises involved with variable interest entities (VIE). The new guidance modifies the approach for determining the primary beneficiary of a variable interest entity (“VIE”). Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In June 2009, the FASB issued its Accounting Standards Codification (ASC) 105, which became the source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities law are also sources of authoritative U.S. GAAP for SEC registrants. The ASC became effective for the financial statements issued for interim and annual periods ending after September 15, 2009 and superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become nonauthoritative. The FASB will not issue new standards in the form of Statements (SFAS’s) FASB Staff Positions (FSP’s) or Emerging Issues Task Force Abstracts (EITF’s), but rather it will issue Accounting Standards Updates (ASU’s). FASB will not consider the ASU’s as authoritative in their own right as they will only serve to update the ASC, provide background information about guidance and provide the bases for conclusions on the changes in the ASC. The Company has adopted the ASC effective for its December 31, 2009 annual report on Form 20-F and has revised the disclosure of the U.S. GAAP source references in its financial reporting upon such adoption.
In September 2009, the FASB issued an accounting standard update which provides guidance on how to separate consideration in multiple-deliverable arrangements and significantly expands disclosure requirements. The standard establishes a hierarchy for determining the selling price of a deliverable, eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The update is effective for annual reporting periods beginning on or after June 15, 2010. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.
In December 2008, the FASB issued accounting standard relating to the disclosure requirements for defined benefit plans, which provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The new accounting standard is effective for annual reporting periods ending after December 15, 2009. The Company has adopted the standard effective for its December 31, 2009 annual report on Form 20-F. The Company is not able to provide the required fair value disclosure related to pension plan assets. See Note 18 to the Consolidated Financial Statements for further discussions.
b.	Fair Value

On January 1, 2008, the Company adopted the guidance related to fair value measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The guidance related to fair value measurements defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the Company.

In addition to defining fair value, the guidance related to fair value measurements expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

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
For investments other than forward exchange and cross currency swap contracts, the Company uses quoted prices in active markets for identical assets to determine fair value where applicable. This pricing methodology applies to our Level 1 investments such as agency bonds, corporate bonds, money market funds, government bonds and publicly traded stocks. If quoted prices in active markets for identical assets are not available, then the Company uses quoted prices that are observable and can be corroborated with other observable market data for identical assets in less active markets. These investments are included in Level 2 and primarily consist of corporate issued asset-backed securities. For the years ended December 31, 2008 and 2009, none of the Company’s financial assets measured at fair value on a recurring basis was determined by using significant unobservable inputs and classified as Level 3.
For forward exchange and cross currency swap contracts, fair values are estimated using industry standard valuation models. These models use market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies to project fair value. The forward exchange and cross currency swap contracts financial assets and liabilities are included in Level 2.
As of Decemeber 31, 2008 and 2009, there were no financial liabilities measured at fair value. The following table presents our assets measured at fair value on a recurring basis as of December 31, 2008 and 2009:

December 31, 2008	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Assets
Derivative financial assets
Forward and Cross currency swap contract	$—	$42.4	$—	$42.4
Marketable securities — trading
Publicly traded stocks	13.3	—	—	13.3

Marketable securities — available-for-sale
Agency bonds	5,696.5	—	—	5,696.5
Corporate bonds	3,241.1	38.0	—	3,279.1
Corporate issued asset-backed securities	—	2,334.9	—	2,334.9
Money market funds	1,000.1	—	—	1,000.1
Government bonds	340.9	—	—	340.9
Publicly traded stocks	279.9	—	—	279.9

Total	$10,571.8	$2,415.3	$—	$12,987.1

Liabilities
Derivative financial liabilities
Forward and Cross currency swap contract	$—	$85.2	$—	$85.2

	Level 1	Level 2	Level 3	Total
December 31, 2009	NT$	NT$	NT$	NT$
	(In Millions)
Derivative financial assets
Forward and Cross currency swap contract	$—	$186.1	$—	$186.1

Marketable securities — available-for-sale
Corporate bonds	7,042.2	—	—	7,042.2
Agency bonds	5,032.0	—	—	5,032.0
Government bonds	2,341.8	—	—	2,341.8
Publicly traded stocks	574.9	—	—	574.9
Corporate issued notes	303.4	—	—	303.4
Money market funds	283.7	—	—	283.7
Open-end mutual funds	170.0	—	—	170.0

Total	$15,748.0	$186.1	$—	$15,934.1

The table below sets out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized during the years ended December 31, 2008 and 2009:

	December 31,				Total
	2008	Level 1	Level 2	Level 3	Gain(Losses)
	NT$	NT$	NT$	NT$	NT$
			(In Millions)
Assets
Financial assets carried at cost	$3,615.4	$—	$—	$3,615.4	$(625.5)
Idle assets	—	—	—	—	(210.5)

Total	$3,615.4	$—	$—	$3,615.4	$(836.0)

Total
	December 31,				Losses (Refer to
	2009	Level 1	Level 2	Level 3	Note 12)
	NT$	NT$	NT$	NT$	NT$
(In Millions)

Financial assets carried at cost	$3,063.0	$—	$—	$3,063.0	$(711.9)

Financial assets carried at cost consist primarily of non-publicly traded stocks. The Company reviews the carrying values of financial assets carried at cost when impairment indicators are present. Due to the absence of quoted market prices, the fair values are determined significantly based on management judgment with the best information available. The Company calculates these fair values using the market approach which includes recent financing activities, valuation of comparable companies, technology development stage, market condition and other economic factors as their fair value inputs. When the market approach is not available, the Company uses the income approach which includes the discounted cash flow and other economic factors as inputs.

c.	Marketable securities

As of December 31, 2008 and 2009, the marketable securities by category was as follows:

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Marketable securities — trading — publicly traded stock	$13.3	$—
Marketable securities — available-for-sale	12,931.4	15,748.0
Marketable securities — held-to-maturity	21,308.2	25,498.0
The Company uses the average cost method for trading securities and available-for-sale securities when determining their cost basis. Proceeds from sales of available-for-sale securities for the years ended December 31, 2007, 2008 and 2009 were NT$94,908.7 million, NT$138,515.0 million and NT$36,040.0 million, respectively. The company’s gross realized gains on the sale of investments for the years ended December 31, 2007, 2008 and 2009 were NT$957.8 million, NT$1,021.7 million and NT$504.7 million, respectively. The company’s gross realized losses on the sale of investments for the years ended December 31, 2007, 2008 and 2009 were NT$399.9 million, NT$482.5 million and NT$525.0 million, respectively.
Total appreciation of trading marketable securities held by the Company as of December 31, 2008 and 2009 was NT$12.1 million and nil, respectively.

As of December 31, 2008 and 2009, available-for-sale and held-to-maturity securities of the Company were as follows:

	December 31, 2008
		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	NT$	NT$	NT$	NT$
	(In Millions)

Available-for-sale securities
Agency bonds	$5,583.1	$118.5	$(5.1)	$5,696.5
Corporate bonds	3,290.7	41.5	(53.1)	3,279.1
Corporate issued asset-backed securities	2,752.4	—	(417.5)	2,334.9
Money market funds	1,000.1	—	—	1,000.1
Government bonds	376.6	—	(35.7)	340.9
Publicly traded stocks	118.7	161.2	—	279.9

Total	$13,121.6	$321.2	$(511.4)	$12,931.4

Held-to-maturity securities
Corporate bonds	$18,158.7	$51.7	$(64.1)	$18,146.3
Structured time deposits	1,643.0	142.3	—	1,785.3
Government bonds	1,506.5	34.8	(15.9)	1,525.4

Total	$21,308.2	$228.8	$(80.0)	$21,457.0

	December 31, 2009
		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	NT$	NT$	NT$	NT$
	(In Millions)

Available-for-sale securities
Corporate bonds	$7,004.3	$54.9	$(17.0)	$7,042.2
Agency bonds	5,051.1	0.3	(19.4)	5,032.0
Government bonds	2,381.6	0.1	(39.9)	2,341.8
Corporate issued notes	303.4	—	—	303.4
Money market funds	283.7	—	—	283.7
Open-ended mutual funds	170.0	—	—	170.0
Publicly traded stocks	119.1	455.8	—	574.9

Total	$15,313.2	$511.1	$(76.3)	$15,748.0

Held-to-maturity securities
Corporate bonds	$15,120.0	$176.8	$(5.9)	$15,290.9
Structured time deposits	7,000.0	0.1	(3.1)	6,997.0
Government bonds	3,378.0	28.6	(22.8)	3,383.8

Total	$25,498.0	$205.5	$(31.8)	$25,671.7

The following table shows the gross unrealized losses and fair value of the investments with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that have been in a continuous unrealized loss position as of December 31, 2009:

	Less than 12 Months		12 Months or Greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)

Available-for-sale securities
Agency bonds	$4,691.8	$(19.4)	$—	$—	$4,691.8	$(19.4)
Corporate bonds	4,292.4	(17.0)	—	—	4,292.4	(17.0)
Government bonds	1,934.8	(11.4)	337.9	(28.5)	2,272.7	(39.9)

Total	$10,919.0	$(47.8)	$337.9	$(28.5)	$11,256.9	$(76.3)

Held-to-maturity securities
Structured time deposits	$5,996.9	$(3.1)	$—	$—	$5,996.9	$(3.1)
Corporate bonds	2,107.5	(2.8)	2,586.4	(3.1)	4,693.9	(5.9)
Government bonds	—	—	275.1	(22.8)	275.1	(22.8)

Total	$8,104.4	$(5.9)	$2,861.5	$(25.9)	$10,965.9	$(31.8)

The gross unrealized losses related to bonds and structured time deposits were due to fair value fluctuations. The Company presently does not intend to sell the above debt securities and believes that it is not more likely than not that the Company will be required to sell these securities that are in an unrealized loss position before recovery of the Company’s amortized cost. The Company has recognized the impairment loss related to available for sale, totaled NT$201.3 million in earnings in 2009.
As of December 31, 2009, the amortized cost and fair value of the Company’s available-for-sale and held-to-maturity investments in debt securities by contractual maturity were as follows:

	Cost	Fair Value
	NT$	NT$
	(In Millions)

Available-for-sale securities
Due in one year or less	$2,961.6	$2,919.2
Due after one year through two years	7,985.6	7,974.2
Due after two years through five years	1,548.0	1,594.8
Due after five years	2,245.2	2,231.2

Total	$14,740.4	$14,719.4

Held-to-maturity securities
Due in one year or less	$9,944.8	$9,971.5
Due after one year through two years	14,145.3	14,262.5
Due after two years through five years	1,407.9	1,437.7

Total	$25,498.0	$25,671.7

d.	Stock-based compensation plans

Effective January 1, 2006, TSMC adopted the fair value recognition provisions to account for share-based payments, using the modified prospective transition method and therefore has not restated the results for prior periods. Under the transition method, stock-based compensation expense in the year ended December 31, 2006 includes stock-based compensation expense for all share-based payment awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value. In addition, the stock-based compensation expense also includes intrinsic value of certain outstanding share-based awards for which it was not possible to reasonably estimate their grant-date fair value.

Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant-date fair value. The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally a four-year vesting period. The adoption of the guidance relating to share-based payment resulted in a cumulative gain from accounting change of NT$37.9 million, which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted. In March 2005, the SEC issued an interpretation relating to share-based payment and the value of share-based payments for public companies. TSMC has applied the interpretation in its adoption of the guidance relating to share-based payment. In December 2007, the SEC issued an amendment for prior interpretation regarding the use of the simplified method in developing estimates of the expected life of stock options in accordance with the guidance relating to share-based payment. The amendment allowed the continued use, subject to specific criteria, of the simplified method in estimating the expected life of stock options granted after December 31, 2008. The Company did not grant any employee stock options since then.
The fair values of the options granted under the TSMC 2002 Plan and GUC 2004 Plan were not reasonably estimable using appropriate valuation methodologies because the terms of such plans included a provision for a reduction in the exercise price in the event TSMC or GUC issues additional common shares or issues ADSs at a price lower than the exercise price of a granted stock option. Accordingly, the expenses for the stock options granted under the TSMC 2002 Plan and GUC 2004 Plan were determined using the variable accounting method. Under such method, the Company accounts for these stock options based on their intrinsic value, remeasured at each reporting date through the date of exercise or other settlement.
Please refer to Note 21 of the Consolidated Financial Statements for other general terms of TSMC’s, GUC’s and Xintec’s Employee Stock Option Plans, such as the maximum contractual term and the number of shares authorized for each stock option plan, as well as the supplemental information such as outstanding options as of December 31, 2009.
The weighted average remaining contractual term and aggregate intrinsic value of options under the foregoing plans as of December 31, 2009 were as follows:

		Weighted
		Average
		Remaining
	Aggregate	Contractual
	Intrinsic Value	Term
	NT$	(In Years)
	(In Millions)
TSMC:
Options outstanding	894.4	$3.6
Options exercisable	894.4	3.6

GUC:
Options outstanding	336.8	2.6
Options exercisable	84.0	1.2

Xintec:
Options outstanding	6.3	7.2
Options exercisable	2.9	7.2
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between TSMC’s or GUC’s stock closing price on the last trading date of the year ended December 31, 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009.
The number of options expected to vest for the years ended December 31, 2008 and 2009 was 10,779 thousand shares and 4,939 thousand shares, respectively.

Total intrinsic value of options exercised in the years ended December 31, 2008 and 2009 was NT$508.0 million and NT$379.7 million, respectively. Total fair value of options vested, net of taxes, during the years ended December 31, 2008 and 2009 was NT$116.3 million and NT$177.1 million, respectively.
As of December 31, 2009, there was NT$37.9 million of unrecognized compensation cost related to stock-based compensation plans. The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.7 years.

e.	Uncertainty in income taxes

On January 1, 2007, the Company adopted new guidance related to accounting for uncertainty in income taxes, which clarifies the accounting for uncertainty in income taxes by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This guidance also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of this guidance, the Company did not recognize any cumulative effect adjustment impacting retained earnings as of the beginning of fiscal year 2007. As of December 31, 2008 and 2009, there were no material uncertain tax positions or unrecognized tax benefits identified by the Company. The Company does not expect there will be any significant change in this tax position on unrecognized tax benefits within 12 months of the reporting date.

f.	Subsidy income

The subsidy income of NT$364.3 million, NT$8.0 million and NT$9.0 million recognized in the years ended December 31, 2007, 2008 and 2009, respectively, represented payments granted by the government of the People’s Republic of China in connection with the Company’s investment in Mainland China. Under R.O.C. GAAP, such government grants are recorded as non-operating income when received. In the absence of specific U.S. GAAP accounting guidance, the Company applied the International Accounting Standard 20, “Accounting for Government Grants and Disclosure of Government Assistance”. Therefore the subsidy income was recognized when received as non-operating income under U.S. GAAP as well.

g.	Settlement income

Settlement income of NT$985.1 million, NT$951.2 million and NT$1,464.9 million was recognized in the years ended December 31, 2007, 2008 and 2009, respectively, under the settlement agreement with Semiconductor Manufacturing International Corporation (SMIC). The dispute settlement is not a component of the activities that constitute the Company’s ongoing major or central operations and therefore is classified as non-operating income.

The Company recognized such settlement income on a cash basis due to the Company’s serious doubt as to its collectability at the time the settlement agreement was consummated. The Company continues to analyze the recognition of the remaining settlement income based on its collectability, and will evaluate SMIC’s reported financial condition, capital resources and liquidity condition on a regular basis.