Form 20-F
period 2010-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2011-04-15
CIK 1046179

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
     As of December 31, 2010, 25,910,078,664 Common Shares, par value NT$10 each were outstanding.
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
Yes ☑ No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑	Accelerated Filer☐	Non-Accelerated Filer☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☐	Other ☑
by the International Accounting Standards Board
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

i

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
          Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the commercial production using 28-nanometer and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry as well as our plans to expand into various new businesses. Please see “Item 3. Key Information — Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
          Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.

ITEM 3.	KEY INFORMATION
Selected Financial and Operating Data
          The selected income statement data, cash flow data and other financial data for the years ended December 31, 2008, 2009 and 2010, and the selected balance sheet data as of December 31, 2009 and 2010, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected income statement data, cash flow data and other financial data for the years ended December 31, 2006 and 2007 and the selected balance sheet data as of December 31, 2006, 2007 and 2008, set forth below, are derived from our audited consolidated financial statements not included herein. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted (“GAAP” or “R.O.C. GAAP”) in the Republic of China (“R.O.C.” or “Taiwan”), which differ in some material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) as further explained under note 32 to our consolidated financial statements.

	Year ended and as of December 31
	2006	2007	2008	2009	2010	2010
	NT$	NT$	NT$	NT$	NT$	US$
		(in millions, except for percentages,
		earnings per share and per ADS, and operating data)
Income Statement Data:
R.O.C. GAAP
Net sales	317,407	322,630	333,158	295,742	419,538	14,397
Cost of sales(7)	(161,597)	(180,280)	(191,408)	(166,413)	(212,484)	(7,292)
Gross profit	155,810	142,350	141,750	129,329	207,054	7,105
Operating expenses(7)	(28,545)	(30,628)	(37,315)	(37,367)	(47,879)	(1,643)
Income from operations	127,265	111,722	104,435	91,962	159,175	5,462
Non-operating income and gains (6)	9,839	11,934	10,822	5,654	13,136	451
Non-operating expenses and losses (6)	(3,742)	(2,014)	(3,785)	(2,153)	(2,041)	(70)
Income before income tax and minority interests	133,362	121,642	111,472	95,463	170,270	5,843
Income tax expense	(7,774)	(11,710)	(10,949)	(5,997)	(7,988)	(274)
Income before cumulative effect of changes in accounting principles	125,588	109,932	100,523	89,466	162,282	5,569
Cumulative effect of changes in accounting principles	1,607	—	—	—	—	—
Income before minority interests	127,195	109,932	100,523	89,466	162,282	5,569
Minority interests in loss (income) of subsidiaries	(185)	(755)	(590)	(248)	(677)	(23)
Net income attributable to shareholders of the parent	127,010	109,177	99,933	89,218	161,605	5,546
Basic earnings per share(1)	4.70	4.04	3.84	3.45	6.24	0.21
Diluted earnings per share(1)	4.69	4.04	3.81	3.44	6.23	0.21
Basic earnings per ADS equivalent(1)	23.49	20.21	19.19	17.27	31.19	1.07

	Year ended and as of December 31
	2006	2007	2008	2009	2010	2010
	NT$	NT$	NT$	NT$	NT$	US$
		(in millions, except for percentages,
		earnings per share and per ADS, and operating data)
Diluted earnings per ADS equivalent(1)	23.47	20.20	19.05	17.21	31.17	1.07
Basic weighted average shares outstanding(1)	27,031	27,005	26,039	25,836	25,906	25,906
Diluted weighted average shares outstanding(1)	27,053	27,026	26,235	25,913	25,920	25,920
U.S. GAAP
Net sales	317,979	323,221	334,340	296,109	419,988	14,413
Cost of sales	(179,175)	(202,046)	(203,734)	(167,122)	(212,771)	(7,302)
Operating expenses	(37,050)	(44,775)	(44,424)	(37,627)	(48,434)	(1,662)
Income from operations	101,754	76,400	86,182	91,360	158,783	5,449
Income before income tax and noncontrolling interests	106,647	85,973	91,884	94,253	170,088	5,837
Income tax expense	(10,954)	(14,012)	(10,062)	(4,960)	(5,768)	(198)
Cumulative effect of changes in accounting principles	38	—	—	—	—	—
Net income	95,711	71,658	81,473	89,102	164,320	5,639
Income attributable to common shareholders	95,711	71,658	81,473	89,102	163,639	5,616
Basic earnings per share(2)	3.68	2.71	3.15	3.45	6.32	0.22
Diluted earnings per share(2)	3.68	2.71	3.13	3.44	6.31	0.22
Basic earnings per ADS equivalent(2)	18.40	13.57	15.77	17.24	31.58	1.08
Diluted earnings per ADS equivalent(2)	18.38	13.56	15.65	17.19	31.57	1.08
Basic weighted average shares outstanding(2)	26,011	26,409	25,826	25,836	25,906	25,906
Diluted weighted average shares outstanding(2)	26,033	26,430	26,022	25,913	25,920	25,920
Balance Sheet Data:
R.O.C. GAAP
Working capital	213,457	201,116	195,812	180,671	138,328	4,747
Long-term investments	53,895	36,461	39,982	37,845	39,776	1,365
Properties	254,094	260,252	243,645	273,675	388,444	13,330
Goodwill	5,985	5,988	6,044	5,931	5,705	196
Total assets	587,485	570,865	558,917	594,696	718,929	24,672
Long-term bank borrowing	654	1,722	1,420	579	302	10
Long-term bonds payable	12,500	12,500	4,500	4,500	4,500	154
Guaranty deposit-in and other liabilities(3)	18,333	17,251	15,817	11,436	12,231	420
Total liabilities	78,347	80,179	78,544	95,648	140,224	4,812

	Year ended and as of December 31
	2006	2007	2008	2009	2010	2010
	NT$	NT$	NT$	NT$	NT$	US$
		(in millions, except for percentages,
		earnings per share and per ADS, and operating data)
Capital stock	258,297	264,271	256,254	259,027	259,101	8,892
Cash dividend on common shares	61,825	77,489	76,881	76,876	77,708	2,667
Shareholders’ equity attributable to shareholders of the parent	507,981	487,092	476,377	495,083	574,145	19,703
Minority interests in subsidiaries	1,157	3,594	3,996	3,965	4,560	157
U.S. GAAP
Goodwill	46,940	46,926	47,028	46,825	46,419	1,593
Total assets	626,108	610,843	599,484	635,275	759,266	26,056
Total liabilities	92,549	94,021	84,424	99,278	144,109	4,945
Capital Stock	258,297	264,271	256,254	259,027	259,101	8,892
Shareholders’ equity attributable to common shareholders of the parent	532,403	513,228	511,089	532,043	610,597	20,954
Noncontrolling interests in subsidiaries	1,156	3,594	3,971	3,954	4,560	157

	Year ended and as of December 31
	2006	2007	2008	2009	2010	2010
	NT$	NT$	NT$	NT$	NT$	US$
		(in millions, except for percentages,
		earnings per share and per ADS, and operating data)
Other Financial Data:
R.O.C. GAAP
Gross margin	49%	44%	42%	44%	49%	49%
Operating margin	40%	35%	31%	31%	38%	38%
Net margin	40%	34%	30%	30%	39%	39%
Capital expenditures	78,737	84,001	59,223	87,785	186,944	6,415
Depreciation and amortization	73,715	80,005	81,512	80,815	87,810	3,013
Cash provided by operating activities	204,997	183,766	221,494	159,966	229,476	7,875
Cash used in investing activities	(119,724)	(70,689)	(8,042)	(96,468)	(202,086)	(6,935)
Cash used in financing activities	(63,783)	(135,410)	(115,393)	(85,471)	(48,638)	(1,669)
Net cash inflow (outflow)	21,353	(22,851)	99,628	(23,338)	(23,389)	(803)
Operating Data:
Wafer (200mm equivalent) shipment(4)	7,215	8,005	8,467	7,737	11,860	11,860
Billing Utilization Rate(5)	102%	93%	88%	75%	101%	101%

(1)	Retroactively adjusted for stock dividends for earning year 2006 to earning year 2008 and profit sharing to employees in stock for earning year 2006 to earning year 2007.

(2)	Retroactively adjusted for stock dividends for earning year 2006 to earning year 2008.

(3)	Consists of other long-term payables, obligations under capital leases and total other liabilities.

(4)	In thousands.

(5)	“Billing Utilization Rate” is equal to annual wafer shipment divided by annual capacity. Capacity for the years 2007, 2008, 2009 and 2010 includes wafers committed by Vanguard. Please see “Item 7. Major Shareholders and Related Party Transaction — Related Party Transactions — Vanguard International Semiconductor Corporation” for a discussion of certain Vanguard contract terms.

(6)	The specified 2006 and 2007 amounts for gains/losses on settlement and disposal of financial assets at fair value through profit or loss were reclassified into valuation gains/losses on financial instruments for comparison purposes. Such reclassification resulted in a change of non-operating income and gains from NT$9,705 million to NT$9,839 million and a change in non-operating expenses and losses from NT$3,608 million to NT$3,742 million for the year ended December 31, 2006.

(7)	As a result of the adoption of Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” the Company records profit sharing to employees and bonus to directors and supervisors as an expense rather than as an appropriation of earnings starting in 2008. Please refer to note 4 to our consolidated financial statements for more details.
Exchange Rates
          We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$”, “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. The translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars for periods through December 31, 2008 were made at the year-end noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the statistical release of the Federal Reserve Board. Unless otherwise noted, all translations for the year 2010 were made at the exchange rate as of December 30, 2010, which was NT$29.14 to US$1.00. On April 8, 2011, the exchange rate was NT$28.92 to US$1.00.
          The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged.

	NT dollars per U.S. dollar
	Average(1)	High	Low	Period-End
2005	32.16	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.82	33.41	32.26	32.43
2008	31.51	33.55	29.99	32.76
2009	32.96	35.21	31.95	31.95
2010	31.39	32.27	29.14	29.14
October 2010	30.81	31.30	30.42	30.60
November 2010	30.32	30.52	30.12	30.47
December 2010	29.90	30.37	29.14	29.14
January 2011	29.11	29.36	28.98	29.03
February 2011	29.28	29.76	28.78	29.74
March 2011	29.49	29.63	29.35	29.40
April 2011 (through April 8, 2011)	29.11	29.31	28.92	28.92

(1)	Annual averages calculated from month-end rates and monthly averages calculated from daily closing rates.
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

Risks Relating to Our Business
Any global systemic political, economic and financial crisis or catastrophe caused or induced by natural disasters could negatively affect our business, results of operations, and financial condition.
          The 2008-2009 systemic economic and financial crisis that had affected global business, banking and financial sectors had also affected the semiconductor market. The 2008 turmoil in global markets resulted in sharp declines in electronic products sales from which we generate our income through our goods and services. There were and could be in the future a number of knock-on effects from such turmoil on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. For example, ongoing social unrest in certain oil producing countries could constrain the supply of oil that could have an adverse effect on the global economy and decline in demand for electronic products. The effects of the recent earthquake which hit Japan may disrupt global demand for electronic products and services. Any systemic political, economic or financial crisis or natural disasters induced catastrophe could cause revenues for the semiconductor industry as a whole to decline dramatically, which industry is subject to unexpected change in response to fluctuating global market conditions. Also, if economic conditions or the financial condition of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our operating income and net income. Any global economic crisis or catastrophes induced by natural disasters could materially and adversely affect our results of operations.
Since we are dependent on the highly cyclical semiconductor and microelectronics industries, which have experienced significant and sometimes prolonged periods of downturns and overcapacity, our revenues, earnings and margins may fluctuate significantly.
          The semiconductor market and microelectronics industries have historically been cyclical and subject to significant and often rapid increases and decreases in product demand. Our semiconductor foundry business is affected by market conditions in such highly cyclical semiconductor and microelectronics industries. Most of our customers operate in these industries. Variations in order levels from our customers result in volatility in our revenues and earnings. From time to time, the semiconductor and microelectronics industries have experienced significant, and sometimes prolonged periods of downturns and overcapacity. Any systemic economic, political, or financial crisis, such as the one that occurred in 2008-2009, could create significant volatility and uncertainty within the semiconductor and microelectronics industries which may disrupt traditional notions of cyclicality within such industries. As such, the nature, extent and scope of such periods of downturns and overcapacity may vary drastically in accordance with the degree of volatility of market demand. Because we are, and will continue to be, dependent on the requirements of semiconductor and microelectronics companies for our services, periods of downturns and overcapacity in the general semiconductor and microelectronics industries lead to reduced demand for overall semiconductor foundry services, including our services. If we cannot take appropriate actions such as reducing our costs to sufficiently offset declines in demand, our revenues, margin and earnings will suffer during periods of downturns and overcapacity.
Decreases in demand and average selling prices for products that contain semiconductors may adversely affect demand for our products and may result in a decrease in our revenues and earnings.
          A vast majority of our sales revenue is derived from customers who use our services in communication devices, personal computers and consumer electronics products. Any decrease in the demand for the products may decrease the demand for overall global semiconductor foundry services, including our services and may adversely affect our revenues. Further, a significant portion of our operating costs are fixed because we own most of our manufacturing capacities. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins. In addition, the historical and current trend of declining average selling prices (or “ASP”) of end use applications places downward pressure on the prices of the components that go into such applications. If the ASP of end use applications continues decreasing, the pricing pressure on components produced by us may lead to a reduction of our revenues, margin and earnings.
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
          We perform periodic long term market demand forecasts to estimate market and general economic conditions for our products and services. Based upon these estimates, we manage our overall capacity which may increase or decrease in accordance with market demand. Because market conditions may vary significantly and unexpectedly, our market demand forecast may change significantly at any time. Further, since certain manufacturing lines or tools in some of our manufacturing facilities may be placed in “warm mode” or suspended temporarily during periods of decreased demand, we may not be able to ramp up in a timely manner during periods of increased demand. During periods of continued decline in demand, our operating facilities may not be able to absorb and complete in a timely manner outstanding orders re-directed from shuttered facilities. Based on demand forecasts, we have been adding capacity to our 300mm wafer fabs in the Hsinchu Science Park and Tainan Science Park, respectively. Total monthly capacity for 300mm wafer fabs was increased from 154,300 wafers as of December 31, 2008 to 171,400 wafers as of December 31, 2009 and to 244,600 wafers as of December 31, 2010. Expansion and modification of our production facilities will, among other factors, increase our costs. For example, we will need to purchase additional equipment, train personnel to operate the new equipment or hire additional personnel. If we do not increase our net sales accordingly, in order to offset these higher costs, our financial performance may be adversely affected. See “Item 4. Information on the Company — Capacity Management and Technology Upgrade Plans” for a further discussion.
We may not be able to implement our planned growth or development if we are unable to obtain sufficient financial resources to meet our future capital requirements.
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
          Our operations and ongoing expansion plans depend on our ability to obtain an appropriate amount of equipment and related services from a limited number of suppliers in a market that is characterized by limited supply and long delivery cycles. During such times, supplier-specific or industry-wide lead times for delivery can be as long as six months or more. Also, the effects of the recent earthquake which hit Japan may make such supply even more limited and may further lengthen delivery cycles. To better manage our supply chain, we have implemented various business models and risk management contingencies with suppliers to shorten the procurement lead time. We also provide our projected demand for various items to many of our equipment suppliers to help them plan their production in advance. We have purchased used tools and continue to seek opportunities in acquiring relevant used tools. If we are unable to obtain equipment in a timely manner to fulfill our customers’ orders, or at a reasonable cost, our financial condition and results of operations could be negatively impacted.
Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at reasonable prices.
          Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals, and photoresist, on a timely basis. Shortages in the supply of some materials experienced by specific vendors or by the semiconductor industry generally have in the past resulted in occasional industry-wide price adjustments and delivery delays. Also, since we procure some of our raw materials from sole-source suppliers, there is a risk that our need for such raw materials may not be met when needed or that back-up supplies may not be readily obtainable. Many of our raw materials are sourced from Japan. The effects of the recent earthquake that hit Japan may undercut our ability to procure on a timely basis sufficient raw materials to produce our products and render our services. Our revenue and earnings could decline if we are unable to obtain adequate supplies of the necessary raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.
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
          Our ability to compete successfully and to achieve future growth will depend in part on the continued strength of our intellectual property portfolio. While we actively enforce and protect our intellectual property rights, there can be no assurance that our efforts will be adequate to prevent the misappropriation or improper use of our proprietary technologies, trade secrets, software or know-how. Also, we cannot assure you that, as our business or business models expand into new areas, or otherwise, we will be able to develop independently the technologies, trade secrets, software or know-how necessary to conduct our business or that we can do so without unknowingly infringing the intellectual property rights of others. As a result, we may have to rely increasingly on licensed technologies and patent licenses from others. To the extent that we rely on licenses from others, there can be no assurance that we will be able to obtain any or all of the necessary licenses in the future on terms we consider reasonable or at all. The lack of necessary licenses could expose us to claims for damages and/or injunctions from third parties, as well as claims for indemnification by our customers in instances where we have contractually agreed to indemnify our customers against damages resulting from infringement claims.

          We have received, from time-to-time, communications from third parties asserting that our technologies, manufacturing processes, the design of the integrated circuits made by us or the use by our customers of semiconductors made by us may infringe their patents or other intellectual property rights. And, because of the nature of the industry, we may continue to receive such communications in the future. In some instances, these disputes have resulted in litigation. Recently, there has been a notable increase in the number of claims or lawsuits initiated by certain litigious, non-practicing entities that have not only increased, but the non-practicing entities are also becoming more aggressive in their monetary demands and requests for court-issued injunctions. Such lawsuits or claims may increase our cost of doing business and may potentially be extremely disruptive if the plaintiffs succeed in blocking the trade of our products and services. If we fail to obtain or maintain certain government, technologies or intellectual property licenses and, if litigation relating to alleged intellectual property matters occurs, it could prevent us from manufacturing or selling particular products or applying particular technologies, which could reduce our opportunities to generate revenues. See “Item 8. Financial Information — Legal Proceedings” for a further discussion.
We are subject to the risk of loss due to explosion and fire because some of the materials we use in our manufacturing processes are highly combustible.
          We and many of our suppliers use highly combustible and toxic materials in our manufacturing processes and are therefore subject to the risk of loss arising from explosion, fire, or environmental influences which cannot be completely eliminated. Although we maintain many overlapping risk prevention and protection systems, as well as comprehensive fire and casualty insurance, including insurance for loss of property and loss of profit resulting from business interruption, our risk management and insurance coverage may not be sufficient to cover all of our potential losses. If any of our fabs were to be damaged, or cease operations as a result of an explosion, fire, or environmental influences, it could reduce our manufacturing capacity and may cause us to lose important customers, thereby having a potentially adverse and material impact on our financial performance.
Any impairment charges may have a material adverse effect on our net income.
          Under R.O.C. GAAP and U.S. GAAP, we are required to evaluate our long-lived assets and intangible assets for impairment whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. If certain criteria are met, we are required to record an impairment charge. We are also required under R.O.C. GAAP and U.S. GAAP to evaluate goodwill for impairment at least on an annual basis or more frequently whenever triggering events or changes in circumstances indicate that goodwill may be impaired and the carrying value may not be recoverable.
          We currently are not able to estimate the extent or timing of any impairment charge for future years. Any impairment charge required may have a material adverse effect on our net income.
          The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.
The loss of or significant curtailment of purchases by any of our largest customers could adversely affect our results of operations.
          While we generate revenue from hundreds of customers worldwide, our ten largest customers accounted for approximately 53%, 53% and 54% of our net sales in 2008, 2009 and 2010, respectively. Our largest customer accounted for 14%, 10% and 9% of our net sales in 2008, 2009 and 2010, respectively. The loss of, or significant curtailment of purchases by, one or more of our top customers, including curtailments due to increased competitive pressures, a change in the design, or manufacturing sourcing policies or practices of these customers, or the timing of customer or distributor inventory adjustments, may adversely affect our results of operations and financial condition.

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business and results of operations.
          Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud and corruption, our reputation and results of operations could be harmed.
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
          Internal controls may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, fraud or corruption. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal controls to future periods are subject to the risk that the internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on the market price of our common shares and ADSs.
Our global manufacturing, design and sales activities subject us to risks associated with legal, political, economic or other conditions or developments in various jurisdictions, including in particular the R.O.C., which could negatively affect our business and financial status and therefore the market value of your investment.
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
          For example, even though the R.O.C. and the PRC have co-existed for the past 61 years and significant economic and cultural relations have been established during that time, the financial markets have viewed certain past developments in relations between the two sides as occasions to depress general market prices of the securities of Taiwanese companies, including our own. In addition, the R.O.C. government has not lifted some trade and investment restrictions imposed on Taiwanese companies on the amount and types of certain investments that can be made in Mainland China.
Our operational results could also be materially and adversely affected by natural disasters or interruptions in the supply of utilities (such as water or electricity), in the locations in which we, our customers, or our suppliers operate.
          The apparent frequency and severity of natural disasters has increased recently due to environmental and climate-related changes. We have manufacturing and other operations in locations subject to natural disasters, such as severe weather, tsunamis and other flooding, and earthquakes, as well as interruptions or shortages in the supply of utilities, such as water and electricity, which could disrupt operations. We have operations in earthquake-prone locations and any major natural disaster occurring in any such locations may cause severe disruptions to our business operations and financial performance. In addition, our suppliers and customers also have operations in such locations. For example, most of our production facilities, as well as those of many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan and Japan, which are susceptible to earthquakes, tsunamis, flooding, typhoons, and droughts from time to time. In addition, we have sometimes suffered power outages in Taiwan caused through difficulties encountered by our electricity supplier, the Taiwan Power Company, or other power consumers on the same power grid, which have resulted in interruptions to our production schedule. No guarantee can be given, however, that insurance will fully cover any losses and our emergency response plans will be effective in preventing or minimizing losses in the future. One or more natural disasters or interruptions to the supply of utilities that results in a prolonged disruption to our operations, or the operations of our customers or suppliers, may adversely affect the result of our operations and financial conditions.

Our failure to comply with applicable environmental and climate related laws and regulations, as well as international accords to which we are subject, could also harm our business and operational results.
          The manufacturing, assembling and testing of our products require the use of chemicals and materials that are subject to environmental, climate-related, and health and safety laws and regulations issued worldwide. Although we may be eligible for various exemptions and/or extensions of time for compliance, our failure to comply with any of these applicable laws or regulations could result in:
•	significant penalties and legal liabilities, such as the denial of import permits;
•	the temporary or permanent suspension of production of the affected products;
•	unfavorable alterations in our manufacturing, fabrication and assembly and test processes; and
•	restrictions on our operations or sales.
          Existing and future environmental and climate related laws and regulations as well as applicable international accords to which we are subject, could also require us, among other things, to do the following: (a) purchase, use or install expensive pollution control, reduction or remediation equipment; (b) implement climate change mitigation programs and “abatement or reduction of greenhouse gas emissions” programs, or “carbon credit trading” programs; (c) modify our product designs and manufacturing processes, or incur other significant expenses associated with such laws and regulations, such as obtaining substitute raw materials or chemicals that may cost more or be less available for our operations. It is still unclear whether such necessary actions would affect the reliability or efficiency of our products and services.
          Any of the above contingencies resulting from the actual and potential impact of local or international laws and regulations, as well as international accords on environmental or climate change, could harm our business and operational results by increasing our expenses or requiring us to alter our manufacturing and assembly and test processes. For further details, please see our compliance record with Taiwan and international environmental and climate related laws and regulations in “Item 4. Information on the Company — Environmental Regulations”.
Climate change, other environmental concerns and green initiatives also present other commercial challenges, economic risks and physical risks that could harm our operational results or affect the manner in which we conduct our business.
          Increasing climate change and environmental concerns could affect the results of our operations if any of our customers request that we exceed any standard(s) set for environmentally compliant products and services. For example, we have been working with our suppliers, customers, and several industry consortia to develop and provide products that are compliant with the EU “RoHS” (European Union Restriction of Hazardous Substances) Directive. Even though we are entitled to rely on various exemptions under RoHS, some of our customers might request that we provide products that exceed the legal standard set by RoHS without using any of the exemptions still permitted under RoHS. If we are unable to offer such products or offer products that are compliant, but are not as reliable due to the lack of reasonably available alternative technologies or materials, we may lose market share to our competitors.

          Further, energy costs in general could increase significantly due to climate change regulations. Therefore, our energy costs may increase significantly if utility or power companies pass on their costs, either fully or partially, such as those associated with carbon taxes, emission cap and carbon credit trading programs. For further details, please see details of our business continuity management of climate change policy in “Item 4. Information on the Company — Environmental Regulation”.
          In order to mitigate risks resulting from climate change, we continue to actively carry out energy conservation measures, implement voluntary perfluorinated compounds (“PFCs”) emission reduction projects and conduct greenhouse gas inventories and verification every year. Since 2005, we have publicly disclosed climate change information every year through participation in the annual survey conducted by the nonprofit carbon disclosure project, which includes greenhouse gas emission and reduction information for all of our fabs.
Adverse fluctuations in exchange rates could decrease our operating margin.
          Over one-half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. More than 90% of our sales are denominated in U.S. dollars and currencies other than NT dollars. Therefore, any significant fluctuation to our disadvantage in such exchange rates would have an adverse effect on our financial condition. For example, during the period from September 1, 2010 to December 30, 2010, the U.S. dollar depreciated 8.97% against the NT dollar, which had a negative impact on our results of operations. Specifically, every 1% depreciation of the U.S. dollar against the NT dollar exchange rate results in approximately 0.4 percentage point decrease in TSMC’s operating margin. In addition, fluctuations in the exchange rate between the U.S. dollar and the NT dollar may affect the U.S. dollar value of our common shares and the market price of the ADSs and of any cash dividends paid in NT dollars on our common shares represented by ADSs. Please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a further discussion on the possible impact of other market factors on our results of operations.
Fluctuations in inflationary and deflationary market expectations could negatively affect costs of and demand for our products and services, which may harm our financial results.
          The world economy is becoming more vulnerable to sudden unexpected fluctuations in inflationary and deflationary market expectations and conditions. Certain structural changes that resulted from the 2008-2009 global financial crisis may cause variations in the expectation of inflation or deflation. Both high inflation and deflation adversely affect an economy, at both the macro and micro levels, by reducing economic efficiency, disrupting saving and investment decisions and reducing the efficiency of the market prices as a mechanism to allocate resources. Such fluctuations are likely to negatively affect the costs of our operations and the business operations of our customers who may be forced to plan their purchases of our goods and services within an uncertain macro and micro economy. Therefore, the demand for our products and services could unexpectedly fluctuate severely in accordance with market and consumer expectations of inflation or deflation. Please see “Item 5. Operating and Financial Review and Prospects — Inflation & Deflation” for a further discussion.
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
          One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund of Taiwan, R.O.C. which owned 6.4% of TSMC’s outstanding shares as of February 28, 2011, has sold our shares in the form of ADSs in several transactions during the period between 1997 and 2005.
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
Business Overview of the Company
          As a foundry, we manufacture semiconductors using our advanced or mainstream manufacturing processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of leading edge wafer fabrication processes, including processes to manufacture CMOS logic, mixed-signal, radio frequency, embedded memory, BiCMOS mixed-signal and other semiconductors. We estimate that our revenue market segment share among dedicated foundries worldwide was 51% in 2010. We also offer design, mask making, probing, testing and assembly services.
          We believe that our large capacity, particularly for advanced technologies, is a major competitive advantage. Please see “— Manufacturing Capacity and Technology” and “— Capacity Management and Technology Upgrade Plans” for a further discussion of our capacity.
          We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor and systems companies such as Advanced Micro Devices, Inc., Altera Corporation, Broadcom Corporation, Marvell Semiconductor Inc., MediaTek Inc., nVidia Corporation and Qualcomm Incorporated, to integrated device manufacturers such as LSI Corporation, STMicroelectronics and Texas Instruments Inc. Fabless semiconductor and system companies accounted for approximately 79%, and integrated device manufacturers accounted for approximately 21% of our net sales in 2010.
New Businesses
          In May 6, 2009, we established the New Businesses organization to explore non-foundry related business opportunities. During 2010 and early 2011, the New Businesses organization consists of two business divisions responsible for: (1) solid state lighting business activities, such as developing efficient Light Emitting Diode (LED) technologies that can be used in various lighting applications; and (2) solar business activities, such as producing and marketing photovoltaic modules.
          In March 2010, construction began on phase one of our new LED production facility in the Hsinchu Science Park, which was made ready for tool move-in by September 2010. A pilot line had been installed at the end of 2010, to be initially used for development activities and subsequently extended to full production set-up in the future.
          In June 2010, TSMC through its investment fund invested US$50 million to acquire a 21% stake in Stion Corporation, a manufacturer of thin-film photovoltaic modules in the U.S. In addition, TSMC entered into several agreements with Stion Corporation on CIGSS technology licensing, supply and joint development. In the second half of 2010, a team of our engineers worked with Stion Corporation to prepare the transfer of CIGSS technology to us in 2011. In September 2010, construction began on phase one of our solar business production site in the Taichung’s Central Taiwan Science Park, with tool move-in expected to start in the second quarter of 2011. In February 2010, we also acquired a 20% equity interest in Motech, a Taiwan solar cell manufacturer.
Our Semiconductor Facilities
          We currently operate one 150mm wafer fab, six 200mm wafer fabs and two 300mm wafer fabs. Our corporate headquarters and five of our fabs are located in the Hsinchu Science Park, two fabs are located in the Tainan Science Park, one fab is located in the United States, and one fab is located in Shanghai. Our corporate headquarters and our five fabs in Hsinchu occupy approximately 500,900 square meters of land. We lease all of this land from the Hsinchu Science Park Administration in Hsinchu under agreements that will be up for renewal between May 2013 and December 2029. We have leased from the Southern Taiwan Science Park Development Office 416,900 square meters of land for our fabs in the Tainan Science Park under agreements that will be up for renewal between July 2017 and November 2029. WaferTech owns 1,052,181 square meters of land in the State of Washington in the United States, where the WaferTech fab and related offices are located. TSMC China owns 420,000 square meters of land in Shanghai, where Fab 10 and related offices are located. Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs. We are expanding our 300mm fabrication capacity and research and development through Fab 12 in the Hsinchu Science Park and Fab 14 in the Tainan Science Park. Total monthly capacity for 300mm wafer fabs was increased from 154,300 wafers as of December 31, 2008 to 171,400 wafers as of December 31, 2009 and to 244,600 wafers as of December 31, 2010. We will continuously evaluate our capacity in light of prevailing market conditions.

          As part of our expansion plan, we held a ground breaking ceremony on July 16, 2010 in Taichung’s Central Taiwan Science Park for Fab 15, which will be our third GigafabTM, or fab with capacity of more than 100,000 12-inch wafers per month when fully ramp up.
          Fab 15 will be our next “green fab” following Fab 12 and Fab 14, incorporating green concepts in energy conservation and pollution control in its design, including a process water conservation rate of 85%, reclamation of rainwater, recirculation and reuse of general exhaust heat, and development of solar power generation and LED lighting applications.
Semiconductor Manufacturing Capacity and Technology
          We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers or third party designers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net sales of advanced semiconductors with a resolution of 65-nanometer and below, and are one of the leaders in the semiconductor manufacturing industry generally. We are the first semiconductor foundry with proven low-k interconnect technology in commercial production from the 0.13 micron node down to 40-nanometer node. Following our commercial production based on 65-nanometer Nexsys® process technology in 2006, we also unveiled 55-nanometer Nexsys® process technology in 2007. Our 65-nanometer and 55-nanometer Nexsys® technologies are the third-generation proprietary processes that employ low-k dielectrics. In 2008, we also qualified our 45-nanometer and 40-nanometer process technologies with ultra low-k dielectrics and advanced immersion lithography. We have commenced high volume production for 40-nanometer products in 2010.
          The following table lists our fabs and those of our affiliates, together with the year of commencement of commercial production, technology and capacity during the last five years:

		Current most
		advanced technology
	Year of	for volume	Monthly capacity(3)(4)
Fab(1)	commencement	production(2)	2006	2007	2008	2009	2010
2	1990	0.45	50,506	51,685	51,609	53,649	48,244
3	1995	0.15	89,900	90,500	92,400	95,377	100,957
5	1997	0.15	51,500	55,800	54,200	48,600	47,500
6	2000	0.11	83,400	94,000	95,100	96,800	94,997
8	1998	0.11	83,500	89,400	91,600	85,750	85,753
10	2004	0.15	32,000	31,000	43,000	45,500	49,600
11	1998	0.15	35,500	35,500	35,500	36,565	36,300
12	2001	0.04	131,175	160,755	167,910	199,283	238,927
14	2004	0.04	79,650	133,279	179,258	186,443	311,447
SSMC(5)	2000	0.15	17,700	20,700	24,600	22,010	23,146
Total			654,831	762,619	835,177	869,977	1,036,871

(1)	Fab 2 produces 150mm wafers. Fabs 3, 5, 6, 8, 10, Fab 11 (WaferTech) and SSMC produce 200mm wafers. Fab 12 and Fab 14 produce 300mm wafers. Fabs 2, 3, 5, 8 and 12 are located in Hsinchu Science Park. Fab 6 and Fab 14 are located in the Tainan Science Park. WaferTech is located in the United States, SSMC is located in Singapore and Fab 10 is located in Shanghai.

(2)	In microns, as of year-end.

(3)	Estimated capacity in 200mm equivalent wafers as of year-end for the total technology range available for production.

(4)	Under an agreement with Vanguard, TSMC is required to use its best commercial efforts to maintain utilization of a fixed amount of reserved capacity and will not increase or decrease the stipulated quantity by more than 5,000 wafers per month. Please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Vanguard International Semiconductor Corporation” for a discussion of certain of the Vanguard contract terms. The amounts to be used at Vanguard are not included in our monthly capacity figures.

(5)	Represents that portion of the total capacity that we had the option to utilize as of December 31, 2006, December 31, 2007, December 31, 2008, December 31, 2009 and December 31, 2010. This fab commenced production in September 2000.
          As of December 31, 2010, our monthly capacity (in 200mm equivalent wafers) was 1,036,871 wafers, compared to 869,977 wafers at the end of 2009. This increase was primarily due to the expansion of our 40/65-nanometer advanced technologies. Our semiconductor manufacturing facilities require substantial investment to construct and are largely fixed-cost assets once they are in operation. Because we own most of our manufacturing capacity, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins.

Capacity Management and Technology Upgrade Plans
          We periodically perform long term market demand forecasts to estimate market and general economic conditions for our products and services. Based upon these estimates, we manage our overall capacity which may increase or decrease in accordance with market demand. Because market conditions may vary significantly and unexpectedly, our market demand forecast may change significantly at any time. Based on current demand forecasts, we intend to maintain our strategy of expanding manufacturing capacity and improving manufacturing process technologies to meet both the fabrication and the technological needs of our customers.
          Our capital expenditures in 2008, 2009 and 2010 were NT$59,223 million, NT$87,785 million and NT$186,944 million (US$5,936 million)(1), respectively. Our capital expenditures in 2011 are expected to be approximately US$7,800 million, which may fluctuate depending on market conditions. For the past few years, our capital expenditures were funded by our operating cash flow. The capital expenditures for 2011 are also expected to be funded by our operating cash flow. In 2011, we anticipate our capital expenditures to focus primarily on the following:
•	adding capacity to our 300mm and 200mm wafer fabs;
•	development of process technologies in 28nm, 20nm, and 14nm nodes and other research and development projects;
•	Fab 12, Fab 14, and Fab 15 buildings/facilities;
•	backend capacity;
•	new technologies development for mask operations; and
•	solar and LED businesses.
          These investment plans are still preliminary and may change per market conditions.

(1)	Translated from weighted average exchange rate of NT$31.491 to US$1.00.
Markets and Customers
          The primary customers of our foundry services are fabless semiconductor companies/systems companies and integrated device manufacturers. The following table presents the breakdown of net sales by type of customers during the last three years:

	Year ended December 31
	2008		2009		2010
Customer Type	Net Sales	Percentage	Net Sales	Percentage	Net Sales	Percentage
			(in millions, except percentages)
Fabless semiconductor companies/systems companies	NT$239,981	72.0%	NT$237,572	80.3%	NT$331,264	78.9%
Integrated device manufacturers	93,136	28.0%	58,108	19.7%	88,054	21.0%
Others	41	0.0%	62	0.0%	220	0.1%
Total	NT$333,158	100.0%	NT$295,742	100.0%	NT$419,538	100.0%

          We categorize our net sales based on the country in which the customer is headquartered, which may be different from the net sales for the countries to which we actually sell or ship our products. Under this approach, the following table presents a regional geographic breakdown of our net sales during the last three years:

	Year ended December 31
	2008		2009		2010
Region	Net Sales	Percentage	Net Sales	Percentage	Net Sales	Percentage
			(in millions, except percentages)
North America	NT$245,268	73.6%	NT$203,870	69.0%	NT$282,498	67.3%
Asia Pacific	37,762	11.3%	41,554	14.0%	60,796	14.5%
Europe	33,946	10.2%	30,407	10.3%	44,360	10.6%
Japan	10,475	3.2%	10,124	3.4%	18,539	4.4%
China	5,707	1.7%	9,787	3.3%	13,345	3.2%
Total	NT$333,158	100.0%	NT$295,742	100.0%	NT$419,538	100.0%
          A significant portion of our net sales are attributable to a relatively small number of customers. In 2008, 2009 and 2010, our ten largest customers accounted for approximately 53%, 53% and 54% of our net sales, respectively. Our largest customer accounted for 14%, 10% and 9% of our net sales in 2008, 2009 and 2010, respectively.
          Over the years, we have attempted to strategically manage our exposure to commodity memory semiconductor manufacturing services. This policy has successfully shielded us from significant adverse effects resulting from the previous precipitous price drops in the commodity memory semiconductor market.
          We provide worldwide customer support. Our office in Hsinchu and wholly-owned subsidiaries in the United States, Japan, Mainland China, the Netherlands, South Korea and India are dedicated to serving our customers worldwide. Foundry services, which are both technologically and logistically intensive, involve frequent and in-depth interaction with customers. We believe that the most effective means of providing foundry services is by developing direct and close relationships with our customers. Our customer service managers work closely with the sales force to offer integrated services to customers. To facilitate customer interaction and information access on a real-time basis, a suite of web-based applications have also been offered to provide more active interactions with customers in design, engineering and logistics, collectively branded as eFoundry® service.
          Commitments by Customers. Because of the fast-changing technology and functionality in semiconductor design, foundry customers generally do not place purchase orders far in advance to manufacture a particular type of product. However, we engage in discussions with customers regarding their expected manufacturing requirements in advance of the placement of purchase orders.
          Several of our customers have entered into arrangements with us to ensure that they have access to specified capacity at our fabs. These arrangements are primarily in the form of deposit agreements. In a deposit agreement, the customer makes an advance cash deposit for an option on a specified capacity at our fabs. Deposits are generally refunded as shipments are made. As of December 31, 2010, our customers had on deposit an aggregate of approximately US$23 million to reserve future capacity.
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

          Fabrication Processes. We manufacture semiconductors using the complementary metal oxide silicon, CMOS and BiCMOS processes. The CMOS process is currently the dominant semiconductor manufacturing process. The BiCMOS process combines the high speed of the bipolar circuitry and the low power consumption and high density of the CMOS circuitry. We use the CMOS process to manufacture logic semiconductors, memory semiconductors including static random access memory (“SRAM”), flash memory, mixed-signal/radio frequency (“RF”) semiconductors, which combine analog and digital circuitry in a single semiconductor, micro-electro-mechanical-system (“MEMS”), which combines micrometer featured mechanical parts, analog and digital circuitry in a single semiconductor, and embedded memory semiconductors, which combine logic and memory in a single semiconductor. The BiCMOS process is used to make high-end mixed-signal and other types of semiconductors.
          Types of Semiconductors We Manufacture. We manufacture different types of semiconductors with different specific functions by changing the number and the combinations of conducting, insulating and semiconducting layers and by defining different patterns in which such layers are applied on the wafer. At any given point in time, there are hundreds of different products in various stages of fabrication at our fabs. We believe that the keys to maintaining high production quality and utilization rates are our effective management and control of the manufacturing process technologies which comes from our extensive experience as the longest existing dedicated foundry and our dedication to quality control and process improvements.
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
          The table below presents a breakdown of our net sales during the last three years by each semiconductor type:

	Year ended December 31
	2008		2009		2010
Semiconductor Type	Net Sales	Percentage	Net Sales	Percentage	Net Sales	Percentage
			(in millions, except percentages)
CMOS
Logic	NT$245,489	73.7%	NT$213,160	72.1%	NT$300,753	71.7%
Memory	2,784	0.8%	2,068	0.7%	1,949	0.5%
Mixed-Signal(1)	82,018	24.6%	77,427	26.2%	112,715	26.9%
BiCMOS(2)	2,374	0.7%	2,912	1.0%	3,548	0.8%
Others	493	0.2%	175	0.0%	573	0.1%
Total	NT$333,158	100.0%	NT$295,742	100.0%	NT$419,538	100.0%

(1)	Mixed-signal semiconductors made with the CMOS process.

(2)	Mixed-signal and other semiconductors made with the BiCMOS process.

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
          For years, TSMC and its alliance partners spent considerable effort, time and resources to build our technology platforms. We unveiled our Open Innovation Platform® (“OIP”) initiative in 2008 to further enhance our technologies offerings. More OIP deliverables were introduced in 2010. In the design methodology area, in addition to the introduction of the 11th release of Reference Flow, we also announced the foundry segment’s first Analog/Mixed Signal (AMS) Reference Flow, and the second revision of the Radio Frequency Reference Design Kit (RF RDK). In the IP area we unveiled an extension to our IP Alliance program to include Soft IP partners.
          Multi-project Wafers Program (“CyberShuttle”). To help our customers reduce costs, we offer a dedicated multi-project wafer processing service that allows us to provide multiple customers with circuits produced with the same mask. This program reduces mask costs by a very significant amount, resulting in accelerated time-to-market for our customers. We have extended this program to all of our customers and library and intellectual property (“IP”) partners using our broad selection of process technologies, ranging from the latest 28-, 40-, 45-, 55- and 65-nanometer processes to 0.18-, 0.25- and 0.35-micron. This extension offers a routinely scheduled multi-project wafer run to customers on a shared-cost basis for prototyping and verification.
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
Customer Service
          We believe that our devotion to customer service has been an indispensable factor in attracting new customers, helping to ensure the satisfaction of existing customers, and building a mutually beneficial partnership with our customers. The key elements are our:
•	customer-oriented culture through multi-level interaction with customers;
•	ability to deliver wafers of consistent quality, competitive ramp-up speed and efficient yield improvement;
•	responsiveness to customer’s issues and requirements, such as engineering change orders and special wafer handling;
•	flexibility in manufacturing processes, supported by our competitive technical capability and efficient production planning;
•	dedication to help reduce customer costs through collaboration and services, such as our multi-project wafer program, which combines multiple designs on a single mask set for increased cost-saving; and
•	availability of eFoundry®, the online service which provides in real-time necessary information in design, engineering, and logistics to ensure seamless services to our customers throughout product life cycle.

     We also conduct an annual customer satisfaction survey to assess customer satisfaction and to ensure that their needs and wants are adequately understood and addressed. Continual improvement plans based upon customer feedback are an integral part of this business process. We use data derived from the survey as a key indicator of our corporate performance as well as a leading indicator of future performance. We believe that satisfaction leads to customer loyalty, which would result in higher levels of opportunities.
Research and Development
     The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the introduction of new technologies to meet customers’ demands and in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and to maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$21,481 million, NT$21,593 million and NT$29,707 million (US$1,020 million) in 2008, 2009 and 2010, respectively, on research and development, which represented 6.5%, 7.3% and 7.1% of our net sales for these periods. We plan to continue to invest significant amounts on research and development in 2011, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have recently allowed us to provide our customers access to certain advanced process technologies, such as 90-nanometer, 80-nanometer, 65-nanometer, 55-nanometer, 45-nanometer and 40-nanometer Nexsys® technology for volume production, prior to the implementation of those advanced process technologies by many integrated device manufacturers and our competitors. In addition, we expect to advance our process technologies further down to 28/20/14-nanometer and below in the coming years to maintain our technology leadership. We will also continue to invest in research and development for our mainstream technologies offerings to provide function-rich process capabilities to our customers.
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
     We also continuously create in-house inventions and know-how. Since our inception, every year we apply for and are issued a substantial number of United States and other patents, the majority of which are semiconductor-related.
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

Raw Materials
     Our manufacturing processes use many raw materials, primarily silicon wafers, chemicals, gases and various types of precious metals. Raw materials costs constituted 10.9% of our net sales in 2009 and 13.0% of our net sales in 2010. Although most of our raw materials are available from multiple suppliers, some materials are purchased through sole-sourced vendors. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material so that a quality or delivery problem with any one vendor will not adversely affect our operations. The quality and delivery performance of each vendor is evaluated quarterly and quantity allocations are adjusted for subsequent periods based on the evaluation.
     The most important raw material used in our production is silicon wafers, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Shin-Etsu Handotai and SUMCO Corporation of Japan, MEMC Electronic Materials, Inc. of the United States and Siltronic AG of Germany. Together they supplied approximately 93.6% and 88.5% of our total wafer needs in 2009 and 2010, respectively. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of 150mm, 200mm and 300mm wafers. Please see risk factor related to raw materials in “Item 3. Key Information — Risk Factors — Risks Relating to Our Business”. The price of silicon wafers decreased during 2008 and 2009 due to the severe economic downturn. However, the continued market recovery after 2009 through 2010 has increased demand, resulting in a tight supply and price increase for silicon wafers in 2010.
     In order to try to secure a reliable and flexible supply of high quality wafers, we have entered into long-term agreements and intend to continue to develop strategic relationships with major wafer vendors to cover our anticipated wafer needs for the next three to five years. Also, we have established a special cross-function taskforce comprised of individuals from our fab operations, materials management, risk management and quality system management divisions to reduce our supply chain risks. This taskforce works with our primary suppliers to develop their business continuity plans, qualify their dual-plant materials, prepare safety inventories, improve the quality of their products and manage the supply chain risk of their suppliers.
Competition
     We compete internationally and domestically with dedicated foundry service providers, as well as with integrated device manufacturers that devote a significant portion of their manufacturing capacity to foundry operations. We compete primarily on the basis of process technologies, manufacturing excellence and customer service. The level of competition differs according to the process technologies involved. For example, in more mature technologies, the competition tends to be more intense. Some companies compete with us in selected geographic regions or application end markets. In recent years, substantial investments have been made by others to establish new dedicated foundry companies worldwide.
Environmental Regulations
     The semiconductor production process generates gaseous chemical wastes, liquid wastes, wastewater and other industrial wastes in various stages of the manufacturing process. We have installed in our fabs various types of pollution control equipment for the treatment of gaseous chemical wastes and wastewater and equipment for the recycling of treated water. Operations at our fabs are subject to regulation and periodic monitoring by the R.O.C. Environmental Protection Administration, the U.S. Environmental Protection Agency or the State Environmental Protection Administration of mainland China, and local environmental protection authorities, including the various Science Park Administrations, the Washington State Department of Ecology or the Shanghai Environmental Protection Bureau.
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

     We received ISO14001 certification in August 1996 and in July 2006 were certified with QC 080000 IECQ HSPM, a certification for having a hazardous substance process management system that meets the European environmental regulations — RoHS (Restriction of Hazardous Substances) Directive. We have continued to implement improvement programs in connection with these certifications. For example, all of our manufacturing sites in Taiwan were ISO14001 certified in 2005 and QC 080000 certified in 2007. Fab 10, our manufacturing site in mainland China, also received ISO14001certification in 2005 and QC 080000 certification in 2007. In addition, WaferTech obtained ISO14001certification in 2001 and QC 080000 certification in 2006. In 2010, we were selected as an index component of the Dow Jones Sustainability World Index for the 10th consecutive year, and was also the semiconductor sector leader; we also received “The Annual Enterprises Environmental Protection Award” from the Environmental Protection Administration, Executive Yuan, R.O.C.; the “Water Saving Award” from the Ministry of Economic Affairs, R.O.C.; the “Low Carbon Enterprise Award” from the Hsinchu Science Park Administration; “Energy Conservation Award” from the Ministry of Economic Affairs, R.O.C..
     In 2010, we fulfilled our voluntary commitment to reduce total PFCs emissions to 10% below the average emission value of 1997 and 1999, based on the standard set forth in a Memorandum of Understanding by the Taiwan Semiconductor Industrial Association. We achieved this at the same time as reaching the highest level of wafer production in our history in 2010 through evaluation and implementation of PFC emission reduction projects including process optimization, chemical replacement and abatement systems.
Electricity and Water
     We use electricity supplied by the Taiwan Power Company in our manufacturing process. Businesses in the Hsinchu Science Park, Tainan Science Park and Central Taiwan Science Park, such as ours, enjoy preferential electricity supply. We have sometimes suffered power outages caused through difficulties encountered by our electricity supplier, the Taiwan Power Company, which have led to interruptions in our production schedule. The semiconductor manufacturing process also uses extensive amounts of fresh water. Due to the growth of the semiconductor manufacturers in the Hsinchu Science Park, Tainan Science Park and Central Taiwan Science Park, and the droughts that Taiwan experiences from time to time, there is concern regarding future availability of sufficient fresh water and the potential impact that insufficient water supplies may have on our semiconductor production.
Risk Management
     We employ an enterprise risk management system to integrate the prevention and control of risk that TSMC or our subsidiaries may face. We have also prepared emergency plans to respond to natural disasters and other disruptive events that could interrupt the operation of our business. These emergency plans have been developed in order to prevent or minimize the loss of personnel or damage to our facilities, equipment and machinery caused by natural disasters and other disruptive events. We also maintain insurance with respect to our facilities, equipment and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks, including fire, typhoons, earthquakes and other risks generally up to the respective policy limits for their replacement values and lost profits due to business interruption. In addition, we have insurance policies covering losses in respect to the construction of all our fabs. Equipment and inventories in transit are also insured. No guarantee can be given, however, that insurance will fully cover any losses and our emergency response plans will be effective in preventing or minimizing losses in the future.
     For further information, please see the detailed risk factors related to the impact of climate change regulations and international accords, and business trends on our operations in “Item 3. Key Information — Risk Factors — Risks Relating to Our Business”.
Our Subsidiaries and Affiliates
     Vanguard International Semiconductor Corporation (“VIS”). In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established Vanguard, then an integrated dynamic random access memory (“DRAM”) manufacturer. Vanguard commenced volume commercial production in 1995 and listed its shares on the GreTai Securities Market in March 1998. In 2004, Vanguard completely terminated its DRAM production and became a pure foundry company. As of February 28, 2011, we owned approximately 38.1% of the equity interest in Vanguard. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

     WaferTech in the United States. In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a US$1.2 billion foundry in the United States. Today, TSMC owns 100% of the equity interest in WaferTech. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998.
     Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Philips and EDB Investment Pte. Ltd. to found a joint venture, SSMC, to build a fab in Singapore. The SSMC fab commenced production in December 2000. As of February 28, 2011, we owned approximately 38.8% of the equity interest in SSMC. Please see “Item 7 Major Shareholders and Related Party Transactions” for a further discussion.
     Global Unichip Corporation (“GUC”). In January 2003, we acquired a 52.0% equity interest in GUC, a System-on-Chip (SoC) design service company that provides large scale SOC implementation services. GUC has been listed on Taiwan Stock Exchange since November 3, 2006. As of February 28, 2011, we owned approximately 34.9% of the equity interest in GUC.
     TSMC China. In August 2003, we established TSMC China (of which the manufacturing entity is Fab 10), a wholly-owned subsidiary primarily engaged in the manufacturing and selling of integrated circuits. TSMC China commenced production in late 2004.
     VisEra Technologies Company, Ltd. (“VisEra”). In October 2003, we and OmniVision Technologies Inc., entered into a shareholders’ agreement to form VisEra Technologies Company, Ltd., a joint venture in Taiwan, for the purpose of providing back-end manufacturing service. As of February 28, 2011, we owned approximately 43.5% of the equity interest in VisEra Technologies Company Ltd. Please see “Item 7. Major Shareholders and Related Party Transactions for a further discussion.”
     Xintec, Inc. (“Xintec”). In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our complementary metal oxide silicon (“CMOS”) image sensor manufacturing business. As of February 28, 2011, we owned approximately 48.5% combined equity interest in Xintec.
     Mcube Inc. (“Mcube”). In September 2009, we acquired preferred and common equity interest in Mcube, a U.S. company engaged in the business of MEMS (“Micro Electro Mechanical Systems”) applications. As of February 28, 2011, we owned approximately 36.0% of the equity interest in Mcube.
     Motech Industries Inc. (“Motech”). In February 2010, we acquired a 20% equity interest in Motech, a Taiwan solar cell manufacturer. Motech has been a publicly traded company on Taiwan’s GreTai Security Market since May 2003. As of February 28, 2011, we owned approximately 20.0% of the equity interest in Motech.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.
ITEM 5. OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
Overview
     We manufacture a variety of semiconductors based on designs provided by our customers. Our business model is now commonly called a “dedicated semiconductor foundry.” The foundry segment of the semiconductor industry as a whole experienced rapid growth over the last 24 years since our inception. As the leader of the foundry segment of the semiconductor industry, our net sales and net income were NT$333,158 million and NT$99,933 million in 2008, NT$295,742 million and NT$89,218 million in 2009, and NT$419,538 million (US$14,397 million) and NT$161,605 million (US$5,546 million) in 2010, respectively. The sales decrease in 2009 was primarily attributed to a sharp decrease in customer demand as a result of the global economic downturn starting from the fourth quarter of 2008, partially offset by the recovery starting from the second quarter of 2009. Our sales in 2010 increased by 41.9% from 2009, mainly due to continuous growth in the semiconductor industry and customer demand, partially offset by the effect of U.S. dollar depreciation and a decline in ASP.

     The principal source of our revenue is wafer fabrication, which accounted for approximately 89% of our net sales in 2010. The rest of our net sales was derived from design, mask making, probing, and testing and assembly services. Factors that significantly impact our revenue include:
•	the worldwide demand for semiconductor products;

•	pricing;

•	the worldwide semiconductor production capacity as well as our production capacity;

•	capacity utilization;

•	supply chain availability;

•	technology migration; and

•	fluctuation in foreign currency exchange rate.
     Though equally important, three of the above factors are discussed as follows:
     Pricing. We try to establish pricing levels for a specific period with our customers, subject to adjustment during the course of that period to take into account market developments and other factors. We believe that our large capacity, flexible manufacturing capabilities, focus on customer service and ability to deliver high yields in a timely manner have contributed to our ability to obtain premium pricing for our wafer production.
     Production Capacity. Our production capacity affects our business as follows:
     Our large production capacity allows us to meet increased customer demand thereby allowing us to capture greater market opportunities and generate sales. We currently own and operate our semiconductor manufacturing facilities, the aggregate production capacity for which had been expanded from 835,177 200mm equivalent wafers per month as of year-end 2008 to 869,977 200mm equivalent wafers per month as of year-end 2009 and 1,036,871 200mm equivalent wafers per month as of year-end 2010. A significant amount of our operating costs are fixed because our extensive manufacturing facilities (which provide us such large production capacity) require substantial investment to construct and are largely fixed-cost assets once they become operational. As such, decline in customer demand, among other factors, may significantly decrease our gross margin. Conversely, as product demand rises and factory utilization increases, these fixed costs are spread over the increased output, thereby improving our gross margin.
     Technology Migration.
     TSMC manufactures semiconductors using a variety of process technologies, ranging from mainstream process technologies of 0.5 micron or above circuit resolutions to advanced process technologies of 45-nanometer and below circuit resolutions. The table below presents a percentage breakdown of wafer sales by circuit resolution during the last three years:

	Year ended December 31
	2008	2009	2010
	Percentage of total	Percentage of total	Percentage of total
	wafer	wafer	wafer
Resolution	revenue(1)	revenue(1)	revenue(1)
≤ 45-nanometer	—	4%	17%
65-nanometer	21%	29%	29%
90-nanometer	26%	20%	14%
0.11/0.13 micron	17%	14%	12%
0.15 micron	6%	4%	4%
0.18 micron	17%	17%	13%
0.25 micron	5%	5%	4%
0.35 micron	5%	4%	4%
≥ 0.5 micron	3%	3%	3%
Total	100%	100%	100%

(1)	Percentages represent wafer revenue by technology as a percentage of total revenue from wafer sales, which exclude revenue not associated with wafer sales, such as revenue from testing and masks. Total wafer revenue excludes sales returns and allowances.

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
     As of December 31, 2008, 2009 and 2010, the amount recorded as sales returns and allowances in the accompanying consolidated statements of income was NT$8,826 million, NT$13,913 million and NT$12,093 million (US$415 million), respectively, representing 2.6%, 4.5% and 2.8% of our gross sales for the years ended December 31, 2008, 2009 and 2010. The relatively higher percentage in 2009 was the result of higher provision on the potential sales returns and allowances.
     Allowance for Doubtful Accounts. We record provision for doubtful accounts based on a percentage of accounts receivables due from our customers. We determine this percentage by examining our historical collection experience and current trends in the credit quality of our customers as well as our internal credit policies. If economic conditions or the financial condition of our customers were to deteriorate, additional allowance may be required in the future and such additional allowance would increase our operating expenses and therefore reduce our operating income and net income.
     As of December 31, 2008, 2009 and 2010, the allowance set aside for doubtful receivables was NT$456 million, NT$543 million and NT$504 million (US$17 million), respectively, representing 1.8%, 1.2% and 1.0% of our gross notes and accounts receivables as of those dates.
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

     Valuation allowance for deferred tax assets. When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then establish a valuation allowance equal to the extent, if any, that it is more likely than not that such deferred tax assets will not be realized. We record an income tax benefit or expense when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. Specifically, our valuation allowance is impacted by our expected future revenue growth and profitability, tax holidays, alternative minimum tax, 10% tax imposed on unappropriated earnings and the amount of tax credits that can be utilized within the statutory period. In determining the amount of valuation allowance for deferred tax assets as of December 31, 2010, we considered past performance, the general outlook of the semiconductor industry, business conditions, future taxable income and prudent and feasible tax planning strategies.
     Because the determination of the amount of valuation allowance is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the amount of valuation allowance that we have recorded. Because our expectation for future profitability is generally less during periods of reduced revenue, it is likely that we will provide significant valuation allowance with respect to deferred tax assets during those periods of already reduced income.
     As of December 31, 2008, 2009 and 2010, the ending balances for valuation allowance under R.O.C. GAAP were NT$7,109 million, NT$10,249 million and NT$16,423 million (US$564 million), respectively, representing 40.1%, 45.3% and 56.3% of gross deferred tax assets as of those dates. The higher valuation allowance in 2010 was primarily attributed to an anticipated increase in the amount of tax credits expiring unused due to the regular corporate income tax rate being reduced from 25% to 17% starting in 2010 (the corporate income tax rate was reduced from 25% to 20% in May 2009, effective from 2010 tax year and further reduced to 17% in June 2010, effective retroactively for the 2010 tax year).
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
     When we determine that the carrying value of intangible assets and other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment for long-lived assets based on a projected future cash flow. If the long-lived or intangible assets that are determined to be impaired, we recognize an impairment loss through a charge to our operating results to the extent the present value of discounted cash flows attributable to the assets are less than their carrying value. Such cash flow analysis includes assumptions about expected future economic and market conditions, discount rate, and the future revenue generation from the use or disposition of the assets. We also perform a periodic review to identify assets that are no longer used and are not expected to be used in future periods. An impairment charge is recorded to the extent, if any, that the carrying amount of the idle assets exceeds their fair value. Under R.O.C. GAAP, if the recoverable amount increases in a future period, the amount previously recognized as impairment will be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.
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

     Under R.O.C. GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no future economic benefits are written down to their fair value and recorded as either idle assets or assets held for disposition. However, prior to 2005, R.O.C. GAAP did not provide guidelines for impairment of assets that could still be used in the business. Therefore prior to 2005, long-lived assets that could still be used in the business and were impaired under U.S. GAAP continued to be depreciated for R.O.C. GAAP purposes. In 2000, WaferTech recorded approximately US$330 million as impairment under U.S. GAAP. In 2008 and 2010, an impairment loss for idle assets of NT$210 million and NT$0.3 million was recorded, respectively. No impairment loss for idle assets was recorded in 2009. As of December 31, 2008, 2009, and 2010, net long-lived assets and intangible assets amounted to NT$250,771 million, NT$280,133 million and NT$394,471 million (US$13,537 million), respectively, under R.O.C. GAAP.
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
     Application of the goodwill impairment test is also highly subjective and requires significant judgment, including the identification of cash generating units, assigning assets and liabilities to the relevant cash generating units, assigning goodwill to the relevant cash generating units, and determining the fair value of the relevant cash generating units. Our assessment of fair value is based upon a cash flow analysis that includes assumptions about expected future operating performance such as revenue growth rates and operating margins, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. Under R.O.C. GAAP, the fair value of the cash generating units is compared to the associated carrying value including goodwill. On the other hand, under U.S. GAAP, the fair value of the reporting units is compared to the associated carrying value including goodwill.
     Under R.O.C. GAAP, goodwill recorded from the acquisition of TSMC-Acer and WaferTech is evaluated for impairment on an annual basis. Based on our most recent evaluation, the fair value calculated by discounting projected cash flow in five years was higher than the associated carrying value. As a result, we did not record any impairment charge under R.O.C. GAAP. Under U.S. GAAP, goodwill recorded from the acquisition of TSMC-Acer and WaferTech is evaluated for impairment on an annual basis. Based on our most recent evaluation, the fair value calculated by using the discounted cash flow method was higher than the associated carrying value. As a result, we did not record any impairment charge under U.S. GAAP either.
     As of December 31, 2008, 2009 and 2010, goodwill amounted to NT$6,044 million, NT$5,931 million and NT$5,705 million (US$196 million), respectively, under R.O.C. GAAP. The change in the NT dollar amount of goodwill was due to changes in the exchange rate between NT dollar and U.S. dollar.
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

     As of December 31, 2008, 2009 and 2010, no impairment loss was recorded as the value determined based on the discounted cash flow of the investees was higher than the carrying value of the investments accounted for using the equity method.
     Accounting for investments in private and publicly-traded securities. We hold equity interests in companies, some of which are publicly traded and have highly volatile share prices. We also hold investments in debt securities, such as corporate bonds, government bonds, and etc. We review all of our investments for impairment quarterly and record an impairment charge when we believe an investment has experienced an other-than-temporary decline in value. Determining whether an other-than-temporary decline in value of the investment has occurred is highly subjective. Such evaluation is dependent on the specific facts and circumstances. Factors we consider include, but are not limited to, the following: the market value of the security in relation to its cost basis, the duration of the decline in value, the financial condition of the investees and our intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment. Impairment reviews with respect to private security investments also require significant judgment. Factors indicative of an other-than-temporary decline in value include recurring operating losses, credit defaults and subsequent rounds of financing at valuation below the cost basis of the investment.
     We have experienced declines in the value of certain privately held investments and publicly traded securities and recorded impairment loss of NT$1,560 million, NT$913 million and NT$160 million (US$6 million) in 2008, 2009 and 2010, respectively. While we have recognized all declines that are currently believed to be other-than-temporary as a charge to income, adverse changes in market conditions or poor operating results of underlying investments could result in further losses in future periods.
Results of Operations
     The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of income, expressed in each case as a percentage of net sales:

	For the year ended December 31
	2008	2009	2010
Net sales	100.0%	100.0%	100.0%
Cost of sales	(57.5)%	(56.3)%	(50.6)%
Gross profit	42.5%	43.7%	49.4%
Operating expenses
General and administrative	(3.3)%	(3.8)%	(3.1)%
Sales and marketing	(1.4)%	(1.5)%	(1.3)%
Research and development	(6.4)%	(7.3)%	(7.1)%
Total operating expenses	(11.1)%	(12.6)%	(11.5)%
Income from operations	31.4%	31.1%	37.9%
Non-operating income and gains	3.2%	1.9%	3.2%
Non-operating expenses and losses	(1.1)%	(0.7)%	(0.5)%
Income before income tax and minority interests	33.5%	32.3%	40.6%
Income tax expense	(3.3)%	(2.0)%	(1.9)%
Income before cumulative effect of changes in accounting principles	30.2%	30.3%	38.7%
Cumulative effect of changes in accounting principles	—	—	—
Income before minority interests	30.2%	30.3%	38.7%
Minority interests in income of subsidiaries	(0.2)%	(0.1)%	(0.2)%
Net income	30.0%	30.2%	38.5%
Year to Year Comparisons
     Net Sales and Gross Margin

	For the year ended December 31
			% Change			% Change
	2008	2009	from 2008	2010		from 2009
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Net sales	333,158	295,742	(11.2%)	419,538	14,397	41.9%
Cost of sales	(191,408)	(166,413)	(13.1%)	(212,484)	(7,292)	27.7%

Gross profit	141,750	129,329	(8.8%)	207,054	7,105	60.1%

Gross margin percentage	42.5%	43.7%	—	49.4%	49.4%	—

Net Sales
     Our net sales in 2010 increased by 41.9% from 2009, which was largely attributable to the overall growth in industry and customer demand. The overall wafer shipments increased by 53.3%, from 7,737 thousand 200mm equivalent wafers in 2009 to 11,860 thousand 200mm equivalent wafers in 2010. However, as a significant portion of our sales are denominated in U.S. dollars, our net sales in 2010 were negatively impacted by a stronger weighted average NT dollar against U.S. dollar, which appreciated against the U.S. dollar by 4.2% to NT$31.491 to US$1.00 in 2010 from NT$32.868 to US$1.00 in 2009. Furthermore, our ASP declined in 2010.
     We currently expect our net sales for the first quarter of 2011 to be between NT$105 billion and NT$107 billion, an increase of between 14% and 16% compared to the same period in 2010.
     Our net sales in 2009 decreased by 11.2% from 2008. The decrease in our net sales in 2009 was largely attributable to a sharp decrease in customer demand starting from the fourth quarter of 2008, offset in part by a recovery in customer demand starting from the second quarter of 2009. This resulted in an overall decrease of 8.6% in wafer shipments, from 8,467 thousand 200mm equivalent wafers in 2008 to 7,737 thousand 200mm equivalent wafers in 2009. However, our net sales in 2009 were positively impacted by a weaker weighted average NT dollar against U.S. dollar, which depreciated against the U.S. dollar by 4.7% to NT$32.868 to US$1.00 in 2009 from NT$31.406 to US$1.00 in 2008, as a significant portion of our sales are denominated in U.S. dollars.
Gross Margin
     Our gross margin fluctuates with the level of capacity utilization, wafer shipments, price change and product mix, among other factors. In 2010, our gross margin increased to 49.4% of net sales from 43.7% of net sales in 2009. The higher margin in 2010 was primarily due to higher capacity utilization and cost reductions, which favorably contributed to 6.8 and 3.6 percentage points increase in the gross margin, offset in part by price decline and a stronger NT dollar against the U.S. dollar, which negatively impacted our gross margin by 3.6 and 1.5 percentage points, respectively.
     We currently expect our gross margin for the first quarter of 2011 to be between 47% and 49%.
     Our gross margin increased to 43.7% of net sales in 2009 from 42.5% of net sales in 2008. The higher margin in 2009 was primarily due to favorable cost reductions and a weaker weighted average exchange rate of the NT dollar against the U.S. dollar, which respectively contributed to 7.9 and 1.9 percentage points increase in the gross margin for the year, offset in part by price decline, inventory valuation adjustment, unfavorable product mix, and lower capacity utilization in 2009, which negatively impacted our gross margin by 4.8, 1.6, 1.6, and 0.6 percentage points, respectively.

          Operating Expenses

	For the year ended December 31
			% Change			% Change
	2008	2009	from 2008	2010		from 2009
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Research and development	21,481	21,593	0.5%	29,707	1,020	37.6%
General and administrative	11,097	11,286	1.7%	12,804	439	13.5%
Sales and marketing	4,737	4,488	(5.3)%	5,368	184	19.6%

Total operating expenses	37,315	37,367	0.1%	47,879	1,643	28.1%

Percentage of net sales	11.1%	12.6%	—	11.5%	11.5%	—
Income from operations	104,435	91,962	(11.9)%	159,175	5,462	73.1%

Operating Margin	31.4%	31.1%	—	37.9%	37.9%	—
          Operating expenses increased by NT$10,512 million in 2010 or 28.1% from NT$37,367 million in 2009, after an increase in operating expenses of NT$52 million in 2009, or 0.1%, from 2008.
          Research and Development Expenses
          We remain strongly committed to being the leader in developing advanced process technologies. We believe that continued investments in process technologies are essential for us to remain competitive in the markets we serve. Research and development expenditures in 2009 remained at similar level with 2008. In 2010, research and development expenditures increased by NT$8,114 million, or 37.6%, from 2009, mainly reflecting higher spending in further developing 28nm and 20nm technologies and higher employee profit sharing expenses and bonuses in 2010. We plan to continue to invest significant amounts in research and development in 2011.
          General and Administrative, Sales and Marketing Expenses
          General and administrative, sales and marketing expenses in 2010 increased by NT$2,398 million, or 15.2%, from 2009, due to an increase in general and administrative expenses and sales and marketing expenses by NT$1,518 million and NT$880 million, or 13.5% and 19.6%, respectively. The increase was mainly due to higher employee profit sharing expenses and bonuses in 2010, higher labor cost due to business scale expansion, and higher opening expenses for Fab14 (Phase IV) and Fab12 (Phase V), partially offset by lower legal fees due to the SMIC litigation concluded in 2009. We currently expect our operating margin for the first quarter of 2011 to be between 35% and 37%.
          General and administrative, sales and marketing expenses decreased by NT$60 million in 2009, or 0.4%, from 2008, due to a decrease in sales and marketing expenses of NT$249 million, or 5.3%, offset in part by an increase of general and administrative expenses of NT$189 million, or 1.7%. The decrease in sales and marketing expenses was primarily due to lower promotion fees. The increase in general and administrative expenses was primarily due to higher legal fees due to the SMIC litigation. The operating margin in 2009 was 31.1%, lower than the 31.4% in 2008.

          Non-Operating Income and Expenses

	For the year ended December 31
			% Change			% Change
	2008	2009	from 2008	2010		from 2009
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Non-operating income and gains	10,822	5,654	(47.8)%	13,136	451	132.3%
Non-operating expenses and losses	(3,785)	(2,153)	(43.1)%	(2,041)	(70)	(5.2)%

Net non-operating income (expenses)	7,037	3,501	(50.2)%	11,095	381	216.9%

          Net non-operating income in 2010 increased by NT$7,594 million, or 216.9%, from NT$3,501 million in 2009 primarily due to a NT$5,475 million increase in settlement income from SMIC, a NT$2,252 million increase in equity in earnings of equity method investees, a NT$753 million decrease in loss on impairment of financial assets and a NT$721 million increase in net gain on settlement and disposal of financial assets, partially offset by a NT$936 million decrease in interest income and a NT$781 million increase in loss on disposal of property and equipment. Settlement income increased significantly, primarily due to the receipt of compensation from the SMIC litigation settlement. Equity in earnings generated from equity method investees increased, reflecting business improvement of such equity method investees in 2010. The decrease in loss on impairment of financial assets was primarily due to an increase in the fair value of financial assets in 2010. The increase in net gain on settlement and disposal of financial assets was mainly due to higher disposal gain on debt and equity securities. Interest income decreased primarily due to lower interest rates in 2010. The increase in loss on disposal of property and equipment was mainly resulting from disposal of steel frame in a newly-acquired, partially-constructed memory fab.
          Net non-operating income decreased by NT$3,536 million in 2009, or 50.2%, from NT$7,037 million in 2008 primarily due to a NT$2,773 million decrease in interest income, a change from NT$1,228 million foreign exchange net gain in 2008 to NT$627 million foreign exchange net loss in 2009, a NT$815 million decrease in technical service income and a NT$656 million decrease in equity in earnings of equity method investees, partially offset by a NT$647 million decrease in loss on impairment of financial assets and a change from NT$1,081 million net valuation loss on financial instruments in 2008 to NT$595 million net valuation gain on financial instruments in 2009. Interest income decreased significantly, primarily due to lower interest rates in 2009. The change from foreign exchange net gain to foreign exchange net loss was mainly due to fluctuation in foreign exchange rates and the timing of cash receipts and payments. Technical service income decreased due to a non-recurring technology transfer agreement in 2008. Equity in earnings generated from equity method investees decreased, primarily due to weakened operating performance of such equity method investees in 2009. The decrease in loss on impairment of financial assets and the change from NT$1,081 million net valuation loss on financial instruments in 2008 to NT$595 million net valuation gain on financial instruments in 2009 was primarily due to a recovery in the fair value of financial assets in the second half of 2009.
          Income Tax Benefit (Expense)

	For the year ended December 31
			% Change			% Change
	2008	2009	from 2008	2010		from 2009
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Income tax expense	(10,949)	(5,997)	(45.2)%	(7,988)	(274)	33.2%

Net income	99,933	89,218	(10.7)%	161,605	5,546	81.1%

Net margin	30.0%	30.2%	—	38.5%	38.5%	—

          Income tax expenses increased by NT$1,991 million in 2010, or 33.2%, from 2009. The increase was mainly due to an increase in taxable income, partially offset by the lower statutory tax rate from 25% to 17%. See “— Taxation” below for further discussion.
          Income tax expenses decreased by NT$4,952 million in 2009, or 45.2%, from 2008. This decrease was mainly due to lower taxable income and an increase in tax credits attributed to higher capital expenditures.

Liquidity and Capital Resources
          Our sources of liquidity include cash flow from operations, cash and cash equivalents, short-term investments and revolving credit facilities provided by multiple banks.
          Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2010 was NT$229,476 million (US$7,875 million), an increase of NT$69,510 million from 2009.
          Our cash, cash equivalents and current investments in financial instruments amounted to NT$181,574 million (US$6,231 million) as of December 31, 2010, down from NT$195,797 million as of December 31, 2009. Our current investments in financial instruments primarily consist of corporate bonds, agency bonds, publicly-traded stocks, government bonds, and money market funds.
          As of December 31, 2010, we also had an aggregate unused short-term credit lines of approximately NT$49,027 million (US$1,682 million) and an aggregate unused long-term credit lines of approximately NT$300 million (US$10 million).
          We believe that we have the necessary financial resources and operating plan to fund our working capital needs, planned capital expenditures, research and development, debt service requirements, and dividend payment through the next 12 months.

	For the year ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in millions)	(in millions)	(in millions)
Net cash provided by operating activities	221,494	159,966	229,476	7,875
Net cash used in investing activities	(8,042)	(96,468)	(202,086)	(6,935)
Net cash used in financing activities	(115,393)	(85,471)	(48,638)	(1,669)
Net increase/(decrease) in cash	99,628	(23,338)	(23,389)	(803)
          Cash and cash equivalents decreased by NT$23,389 million in 2010, or 13.7%, from 2009, following a decrease of NT$23,338 million in 2009, or 12.0%, from 2008.
          Operating Activities
          In 2010, we generated NT$229,476 million (US$7,875 million) net cash from operating activities, as compared to NT$159,966 million and NT$221,494 million in 2009 and 2008, respectively. In 2010, net cash generated from operating activities increased primarily due to an increase of NT$72,387 million in net income and an increase of NT$6,995 million in non-cash depreciation and amortization expenses, partially offset by the NT$5,341 million change in accrual for employee profit sharing and bonus and non-cash gain from SMIC shares as litigation compensation of NT$4,434 million.
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
          In 2010, depreciation and amortization expenses were NT$87,810 million (US$3,013 million), as compared to NT$80,815 million and NT$81,512 million in 2009 and 2008, respectively. In 2010, higher depreciation and amortization expenses were mainly attributed to increase in capital expenditures to expand production capacity in advanced technologies. In 2009, the decrease in depreciation and amortization expenses was attributed to the reduced depreciation of facilities and equipment in 200mm wafer fabs and lower amortization of deferred charges, partially offset by the increase in depreciation from increase in capital expenditures in production capacity in advanced technologies.

          Investing Activities
          In 2010, net cash used in investing activities was NT$202,086 million (US$6,935 million), as compared to NT$96,468 million and NT$8,042 million in 2009 and 2008, respectively. The increase in 2010 was primarily due to the significantly higher spending on capital expenditures, an increase in investment in equity method investees and an increase in refundable deposits, partially offset by higher amount of cash received from disposal or redemption of investments in financial assets during the year. The increase in 2009 was the result of lower amount of cash received from disposal or redemption of investments in financial assets, and higher capital expenditures during the year.
          Capital expenditures in 2010 were primarily related to:
•	adding production capacity to Fab 12 and Fab 14;

•	expanding buildings/facilities for Fab 12 and Fab 14, and new buildings/facilities for Fab 15;

•	capacity expansion for mask and backend operations;

•	developing process technologies which include 28-nanometer nodes and below; and

•	other research and development projects.
          We expect our capital expenditures for 2011 to be approximately US$7,800 million spent primarily on: adding capacity to our 300mm and 200mm wafer fabs; development of process technologies in 28nm, 20nm, and 14nm nodes and other research and development projects; Fab 12, Fab 14 and Fab 15 buildings/facilities; backend capacity, new technologies development for mask operations and solar and LED businesses. These investment plans are still preliminary and may change in accordance with actual market conditions. For the past few years, our capital expenditures were funded by our operating cash flow. The capital expenditures for 2011 are also expected to be funded by our operating cash flow. See “Item 4. Information on the Company — Capacity Management and Technology Upgrade Plans” for a discussion of our capacity management and capital expenditures.
          Financing Activities
          In 2010, net cash used in financing activities was NT$48,638 million (US$1,669 million), as compared to NT$85,471 million and NT$115,393 million in 2009 and 2008, respectively. In 2010, net cash used in financing activities decreased primarily due to an increase of NT$31,214 million in short-term debt mainly to naturally hedge a portion of our accounts receivable denominated in U.S. dollars and the repayment of corporate bonds amounting to NT$8,000 million in 2009 but none in 2010, partially offset by repayment of other long-term liabilities of NT$1,107 million. In 2009, net cash used in financing activities decreased primarily due to: (a) NT$33,481 million repurchase of treasury stock in 2008 and none in 2009; and (b) profit sharing to employees in cash of NT$3,940 million in 2008 but none in 2009, due to the reclassification of profit sharing to employees from financing activities to operating activities starting 2009; partially offset by the repayment of corporate bonds amounting to NT$8,000 million in 2009.
          As of December 31, 2010, our short-term debt was NT$31,214 million (US$1,071 million), and our aggregate long-term debt was NT$5,043 million (US$173 million) of which NT$241 million (US$8 million) was classified as current. NT$26,543 million (US$874 million)(1) of the short-term debt and NT$49 million (US$2 million)(1) of the long-term debt were denominated in U.S. dollars, respectively. To protect against reductions in value and the volatility of asset value caused by changes in foreign exchange rates, we utilized short-term debt and derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge our currency exposure. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a discussion of the hedging instruments used. NT$49 million of the long-term bank loans had floating interest rates based on the London interbank offer rate, or LIBOR. NT$4,500 million of the long-term bonds had a fixed interest rate of 3.00%.

(1)	Based on 2010 year-end revaluation rate of NT$30.368 to US$1.00.

          Cash Requirements
          The following table sets forth the maturity of our long-term debt (bank loans and bonds) outstanding as of December 31, 2010:

Long-term debt
(in NT$ millions)
During 2011	241
During 2012	4,742
During 2013	60
During 2014	—
During 2015 and thereafter	—
          The following table sets forth information on our material contractually obligated payments for the periods indicated as of December 31, 2010:

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(in NT$ millions)
Short-Term Debt(1)	31,214	31,214	—	—	—
Long-Term Debt(2)	5,043	241	4,802	—	—
Capital Lease Obligations(3)	773	136	637	—	—
Operating Leases(4)	6,139	612	1,106	998	3,423
Other Payments(5)	7,961	1,407	1,245	5,309	—
Capital Purchase or other Purchase Obligations(6)	80,603	69,814	9,983	537	269
Total Contractual Cash Obligations(7)	131,733	103,424	17,773	6,844	3,692

(1)	Our total short-term debt outstanding at December 31, 2010 was NT$31,214 million as compared to nil at December 31, 2009. The maximum amount and average amount of short-term debt outstanding during the year ended December 31, 2010, was NT$37,910 million and NT$21,000 million, respectively. The purpose of the short-term debt was mainly to naturally hedge a portion of our accounts receivable denominated in U.S. dollars. As substantial portions of our accounts receivable were denominated in U.S. dollars, we use short-term debt denominated in U.S. dollars to naturally hedge the fluctuation of foreign exchanges rates. See note 16 to our consolidated financial statements for further information regarding interest rates and future repayment dates.

(2)	Includes loan payable and bond payable but excludes relevant interest payments which are not expected to be material in any given period in the future. See notes 17 and 18 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.

(3)	Capital lease obligations represent our commitment for leases of property, which are described in note 14 to our consolidated financial statements.

(4)	Operating lease obligations are described in note 28 to our consolidated financial statements.

(5)	Includes royalty and license payments, as well as payables for acquisition of property, plant and equipment, but excludes payments that vary based upon our net sales of certain products and our sales volume of certain other products.

(6)	Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments are not recorded on our balance sheet as of December 31, 2010, as we have not received related goods or taken title of the property.

(7)	Minimum pension funding requirement is not included since such amounts have not been determined. We made pension contributions of approximately NT$212 million in 2010 and we estimate that we will contribute approximately NT$216 million to the pension fund in 2011. See note 20 to our consolidated financial statements for additional details regarding our pension plan.
          During 2010, we entered into derivative financial instruments transactions to manage exposures related to foreign-currency denominated receivables or payables and interest rate fluctuations. As of December 31, 2010, we anticipated our cash requirements in 2011 for outstanding forward exchange agreements of approximately NT$815 million, RMB529 million, EUR3 million, and US$12 million with our expected cash receipts of approximately JPY2,278 million, US$84 million, and NT$353 million. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information regarding our derivative financial instruments transactions. See also note 2 to the consolidated financial statements for our accounting policy of derivative financial instruments, and note 6 and note 25 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.

          We do not generally provide letters of credit to, or guarantees for any entity other than our consolidated subsidiaries.
          We require significant amounts of capital to build, expand, and upgrade our production facilities and equipment. We incurred capital expenditures of NT$59,223 million, NT$87,785 million and NT$186,944 million (US$5,936 million)(2) in 2008, 2009 and 2010, respectively. We expect our capital expenditures for 2011 to be approximately US$7,800 million.

(2)	Translated from weighted average exchange rate of NT$31.491 to US$1.00.
U.S. GAAP Reconciliation
          Our consolidated financial statements are prepared in accordance with R.O.C. GAAP, which differs in certain material aspects from U.S. GAAP. The following table sets forth a comparison of our net income and shareholders’ equity in accordance with R.O.C. GAAP and U.S. GAAP for the periods indicated:

	For the year ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
		(in millions)
Net income attributable to the shareholders of the parent in accordance with:
R.O.C. GAAP	99,933	89,218	161,605	5,546
U.S. GAAP	81,473	89,102	163,639	5,616
Shareholders’ equity attributable to the shareholders of the parent in accordance with:
R.O.C. GAAP	476,377	495,083	574,145	19,703
U.S. GAAP	511,089	532,043	610,597	20,954
          Differences between R.O.C. GAAP and U.S. GAAP that have a material effect on our net income and shareholders’ equity as reported under R.O.C. GAAP include compensation expense pertaining to stock bonuses to employees, marketable securities, impairment charges for long-lived assets, recognition of and subsequent account for goodwill, 10% tax imposed on unappropriated earnings, and stock-based compensation. Please refer to note 32 to the consolidated financial statements, which provide a description of the principal differences between R.O.C. GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of certain items, including net income and shareholders’ equity.
Taxation
          In 2010, the R.O.C. government reduced the corporate income tax rate from 25% to 17% effective from 2010. In 2010, “Statute for Industries Innovation” was passed to replace the “Statute for Upgrading Industries” in tax incentives. Under the new statute, the research and development expenditure tax credit rate was reduced from 30% to 15% , and the 7% tax credit incentive for purchased equipment was terminated.
          We are eligible for five-year tax holidays for income generated from construction and capacity expansions of production facilities according to the regulation for the Statute for Upgrading Industries of the R.O.C. The exemption period may begin at any time within five years, as applicable, following the completion of a construction or expansion. The aggregate tax benefits of such exemption periods in 2008, 2009 and 2010 were NT$9,671 million, NT$8,652 million and NT$17,410 million (US$597 million), respectively. We commenced the exemption period for part of Fab 14 (Phase II), part of Fab 12 (Phase II) and others in 2008; part of Fab 14 (Phase III), part of Fab 12 (Phase III) and others in 2010. The Statute for Upgrading Industries expired at the end of 2009. However, under the Grandfather Clause, we can continue to enjoy five-year tax holidays if the relevant investment plans were approved by R.O.C. tax authority before the expiration of the Statute.

          Under regulations promulgated under the R.O.C. Statute for Industries Innovation, we were eligible for a tax credit for specified percentages of research and development expenditures. The tax credit rate of research and development expenditures is 15% during the period from 2010 to 2019.
          The R.O.C. government enacted the R.O.C. Alternative Minimum Tax Act (“AMT Act”) which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the R.O.C. AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the R.O.C. AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the R.O.C. AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the R.O.C. AMT. We currently expect the AMT to have a small effect on our income tax expense in 2011.
          We expect our effective tax rate to increase to approximately 10% in 2011, mainly reflecting the expiration of tax incentive for purchased equipment, higher taxes on undistributed earnings, and partially offset by lower corporate income tax rate.
Off-Balance Sheet Arrangements
          There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Inflation & Deflation
          Our most significant export market is North America and we do not believe that inflation or deflation in R.O.C. or North America had a material impact on our results of operations in 2010. However, we cannot provide assurance that there will be no significant variations in the nature, extent or scope of inflation or deflation within any of our key markets in the future, which would not have a material impact on our results of operations.
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
          In June 2009, the FASB issued new guidance to improve financial reporting by enterprises involved with variable interest entities (“VIE”). The new guidance modifies the approach for determining the primary beneficiary of a VIE. Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE. This guidance is effective for the Company for the year ended December 31, 2010. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.
          In January 2010, the FASB issued an accounting update that amended guidance and clarified the disclosure requirements about fair market value measurement. These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities. Except for the detailed disclosures of changes in Level 3 items, which were effective for the Company as of January 1, 2011, the remaining new disclosure requirements were effective for the Company as of January 1, 2010. We adopted the accounting update effective for our annual report on Form 20-F for the year ended December 31, 2010, please refer to note 33 to our consolidated financial statements.

          We do not expect the adoption of the recent accounting pronouncements relating to R.O.C. GAAP and U.S. GAAP to have a material impact on our results of operations, financial positions and cash flows. For further details, please refer to notes 4 and 33.a. to our consolidated financial statements for a discussion of recent accounting pronouncements relating to R.O.C. GAAP and U.S. GAAP, respectively.
Climate Change Related Issues
          The manufacturing, assembling and testing of our products require the use of chemicals and materials that are subject to environmental, climate related, health and safety laws and regulations issued worldwide as well as international accords such as the Kyoto Protocol. Climate change related laws or regulations currently are too indefinite for us to assess the impact on our future financial condition with any degree of reasonable certainty. For example, the Taiwan legislative authority has been studying relevant laws relating to environmental protection and climate related changes, such as the “Greenhouse Gas Reduction Act” and “Energy Tax”. Since there has been no concrete guidance or laws issuing from the Taiwan government as of the date of this filing, the impact of such laws is indeterminable at the moment. Please see detailed risk factors related to the impact of climate change regulations and international accords, and business trends on our operations in “Item 3. Key Information — Risk Factors — Risks Relating to Our Business”. Please also see our compliance record with Taiwan and international environmental and climate related laws and regulations in “Item 4. Information on the Company — Environmental Regulation”.
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

          Pursuant to the R.O.C. Company Law, a person may serve as our director in his personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. For example, the National Development Fund of Taiwan, R.O.C., one of our largest shareholders, has served as our director since our founding. As a corporate entity, the National Development Fund is required to appoint a representative to act on its behalf in discharging its directorial duties. Mr. Johnsee Lee has been our representative of the National Development Fund since August 6, 2010.
          The following table sets forth the name of each director and executive officer, their positions, the year in which their term expires and the number of years they have been with us as of February 28, 2011. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

			Years with our
Name	Position with our company	Term Expires	company
Morris Chang	Chairman & Chief Executive Officer	2012	24
F.C. Tseng	Vice Chairman	2012	24
Johnsee Lee	Director (Representative of the National Development Fund)	2012	1
Stan Shih	Independent Director	2012	11
Sir Peter Leahy Bonfield	Independent Director	2012	9
Thomas J. Engibous	Independent Director	2012	2
Rick Tsai	Director & President of New Businesses	2012	21
Stephen T. Tso	Senior Vice President & Chief Information Officer	—	14
Shang-yi Chiang(1)	Senior Vice President of Research & Development	—	11
Mark Liu	Senior Vice President of Operations	—	17
C.C. Wei	Senior Vice President of Business Development	—	13
Richard Thurston	Senior Vice President & General Counsel	—	9
Lora Ho	Senior Vice President, Chief Financial Officer & Spokesperson	—	12
Jason C.S. Chen	Senior Vice President of Worldwide Sales & Marketing	—	6
M.C. Tzeng	Vice President of Operations/Affiliate Fabs	—	24
Wei-Jen Lo	Vice President of Operations/Manufacturing Technology	—	7
Jack Sun	Vice President of Research & Development & Chief Technology Officer	—	14
Y.P. Chin	Vice President of Operations/Product Development	—	24
N.S. Tsai	Vice President of Quality & Reliability	—	22
Rick Cassidy	Vice President & President of TSMC North America	—	14
L.C. Tu	Vice President of Human Resources	—	24
J.K. Lin	Vice President of Operations/Mainstream Fabs	—	24
J.K. Wang	Vice President of Operations/300mm Fabs	—	24
Irene Sun	Vice President of Corporate Planning	—	7
Burn J. Lin	Vice President of Research & Development	—	11

(1)	Shang-yi Chiang was rehired on September 28, 2009. His total service year with our company is 11 years, from 1997 to 2006 and from 2009 to 2011.
          Morris Chang has been the founding Chairman of our board of directors since our establishment and had re-assumed his role as our Chief Executive Officer effective June 12, 2009. From 1985 to 1994, he was President and then Chairman of the board of directors of ITRI. Prior to that, Dr. Chang was President and Chief Operating Officer of General Instrument Corporation; Corporate Group and Senior Vice-President for Texas Instruments. He holds a bachelor’s degree and a master’s degree in mechanical engineering from the Massachusetts Institute of Technology and a Ph.D. in electrical engineering from Stanford University and has been active in the international semiconductor industry for over 55 years.
          F.C. Tseng is a director. He has been our Vice Chairman since July 2005. He was Deputy Chief Executive Officer from August 2001 to June 2005. He is the Chairman of Global Unichip Corp. and also a director of Digimax, Inc.. He formerly served as the President of Vanguard from 1996 to 1998 and our President from May 1998 to August 2001. Prior to his presidency at Vanguard, Dr. Tseng served as our Senior Vice President of operations. He holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 39 years.
          Johnsee Lee is a director. He is the Chairman of the Development Center for Biotechnology. He also serves as the President of Taiwan Bio Industry Organization and an independent director of ScinoPharm Taiwan, Ltd. He was the President of ITRI from 2003 to 2010 and has also served on many government and industrial boards and committees. Before returning to Taiwan, he held various technical and managerial positions at Argonne National Laboratory and Johnson Matthey Inc. in the U.S. from 1981 to 1990. He holds a Ph.D. in chemical engineering from the Illinois Institute of Technology, and a MBA from the University of Chicago. He is also a graduate of Harvard Business School’s Advanced Management Program.

          Stan Shih is an independent director. He is the Group Chairman of iD SoftCapital and a director of Acer, BenQ and Wistron. He is also co-founder and Chairman Emeritus of the Acer Group. He served as the Chairman and Chief Executive Officer of the Acer Group from 1976 to 2004. Mr. Shih holds a bachelor’s degree, a master’s degree and an honorary Ph.D. in electrical engineering from National Chiao Tung University. He also holds an honorary doctoral degree in technology from the Hong Kong Polytechnic University, an honorary fellowship from the University of Wales and an honorary doctoral degree in international law from the American Graduate School of International Management.
          Sir Peter Leahy Bonfield is an independent director. Sir Peter Bonfield was the Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from January 2, 1996 to January 31, 2002. He is currently the non-executive director and Chairman of the Board of Directors of NXP Semiconductor in the Netherlands. He is also a director of L.M. Ericsson in Sweden, Mentor Graphics Corporation Inc. in U.S., Sony Corporation in Japan and Actis Capital LLP in London. He is a member of the Sony Corporation Advisory Board, The Longreach Group Advisory Board, and New Venture Partners LLP Advisory Board. He is the Vice President of the British Quality Foundation and Fellow of The Royal Academy of Engineering. He holds an honors degree in engineering from Longhborough University.
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
          Rick Tsai is a director and President of New Businesses organization. Dr. Tsai was the President and Chief Executive Officer from July 2005 to June 11, 2009 and was the President and Chief Operating Officer from August 2001 to June 2005. He was Executive Vice President of Worldwide Marketing and Sales from September 2000 to August 2001. Prior to that, he served as our Executive Vice President of Operations. He also served as the President of Vanguard from 1999 to 2000. He joined us in 1989 as Deputy Director of our Fab 2 operations. He holds a Ph.D. in material science from Cornell University.
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
          Shang-yi Chiang re-joined us as Senior Vice President of Research and Development in September 2009. He was also Chairman of VisEra Technologies Company and Xintec Inc. from August 2006 to July 2010. He was Senior Vice President of Research and Development from November 2000 to August 2006. He joined us as Vice President of Research and Development in 1997. Prior to that, he worked at Hewlett Packard. Dr. Chiang holds a Ph.D. in electrical engineering from Stanford University.
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

          Richard Thurston is our Senior Vice President and General Counsel. Prior to joining us in January 2002, he was a partner with Kelt Capital Partners, LP, in Addison, Texas, and a senior partner with the Dallas Texas-based law firm of Haynes and Boone. Dr. Thurston was also Vice President and Assistant General Counsel, and the Asia Pacific Regional Counsel for TI from 1984 to 1996. Dr. Thurston holds a Ph.D. in East Asian Studies from University of Virginia and a J.D. from Rutgers School of Law.
          Lora Ho is our Senior Vice President, Chief Financial Officer and Spokesperson. Prior to joining us in 1999 as controller, she had served as Vice President of Finance and Chief Financial Officer at Acer Semiconductor Manufacturing Inc. since 1990. Ms. Ho holds an MBA from National Taiwan University.
          Jason C.S. Chen is our Senior Vice President of Worldwide Sales and Marketing. He joined us as Vice President of Corporate Development in March 2005. Prior to that, he was Vice President and Co-Director of Marketing and Sales group with Intel Corporation. Mr. Chen holds an MBA degree from University of Missouri, Columbia.
          M.C. Tzeng is our Vice President of Operations/Affiliate Fabs. From March 2008 to October 2009, he was Vice President of Mainstream Technology Business. Prior to that, he was Vice President of Operations I from January 2002 to March 2008. He was the Senior Director of Fab 2 Operations from 1997 to January 2002. He joined us in 1987 and has held various positions in manufacturing functions. He holds a master degree in applied chemistry from Chung Yuan University.
          Wei-Jen Lo is our Vice President of Operations/Manufacturing Technology. He was Vice President of Advanced Technology Business from September 2009 to October 2009. He was Vice President of Research & Development from June 2006 to September 2009 and was Vice President of Operations from July 2004 to June 2006. Prior to that, he was Director in charge of advanced technology development with Intel Corporation. Dr. Lo holds a Ph.D. in solid state physics & surface chemistry from University of California, Berkeley.
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
          Y.P. Chin is Vice President of Operations/Product Development. He was Vice President of Advanced Technology Business from March 2008 to October 2009. Prior to that, he was Senior Director of Operations II from June 2006 to March 2008 and Product Engineering & Services from 2000 to 2006. He joined us in 1987 and has held various positions in product and engineering functions. He holds a master degree in electrical engineering from National Cheng Kung University.
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
          J.K. Lin is our Vice President of Operations/Mainstream Fabs. He was promoted as Vice President of Operations in August 2010. Prior to that, he was Senior Director of Mainstream Fabs from May to August in 2010. He joined us in 1987 and held various positions in manufacturing functions. He holds a B.S. degree from National Changhua University of Education.

          J.K. Wang is our Vice President of Operations/300mm Fabs. He was promoted as Vice President of Operations in August 2010. Prior to that, he was Senior Director of 300mm Fabs from May to August in 2010. He joined us in 1987 and held various positions in manufacturing functions and R&D technology development. He holds a master degree in chemical engineering from National Cheng-Kung University.
          Irene Sun is our Vice President of Corporate Planning. She was promoted as Vice President of Corporate Planning in August 2010. Prior to that, she was Senior Director of Corporate Planning from 2009 to 2010. She joined us in 2003 and held various positions in Corporate Planning Organization. She holds a Ph.D. in materials science and engineering from Cornell University.
          Burn J. Lin is our Vice President of Research & Development. He was promoted as Vice President of Research & Development in February 2011. Prior to that, he was Senior Director of Nanopatterning Technology Division from 2000 to 2011. He joined us in 2000. Dr. Lin is the editor in chief of the Journal of Micro/nanolithography, MEMS, and MOEMS, a fellow of IEEE and of SPIE. He holds a Ph.D. in electrical engineering from Ohio State University.
          There is no family relationship between any of our directors or executive officers and any other director or executive officer.
Share Ownership
          The following table sets forth certain information as of February 28, 2011 with respect to our common shares owned by our directors and executive officers.

		Percentage of	Number of Common
		Outstanding	Shares Underlying
	Number of Common	Common	Stock
Name of Shareholders	Shares Owned(2)	Shares(2)	Options(3)
Morris Chang, Chairman & CEO	121,137,914	0.47%	—
F.C. Tseng, Vice Chairman	34,662,675	0.13%	—
Johnsee Lee, Director(1)	1,653,709,980	6.38%	—
Stan Shih, Independent Director	1,480,286	0.01%	—
Sir Peter Leahy Bonfield, Independent Director	—	—	—
Thomas J. Engibous, Independent Director	—	—	—
Rick Tsai, Director & President of New Businesses	34,481,046	0.13%	—
Stephen T. Tso, Senior Vice President & CIO	15,475,064	0.06%	—
Shang-yi Chiang, Senior Vice President	2,412,481	0.01%	—
Mark Liu, Senior Vice President	12,840,573	0.05%	826,541
C.C. Wei, Senior Vice President	8,390,325	0.03%	276,882
Richard Thurston, Senior Vice President & General Counsel(4)	1,839,892	0.01%	87,710
Lora Ho, Senior Vice President, CFO & Spokesperson(4)	6,221,080	0.02%	—
Jason C.S. Chen, Senior Vice President(4)	2,453,320	0.01%	—
M.C. Tzeng, Vice President	7,663,595	0.03%	—
Wei-Jen Lo, Vice President	2,485,127	0.01%	—
Jack Sun, Vice President & CTO	4,904,831	0.02%	—
Y.P. Chin, Vice President	5,959,823	0.02%	—
N.S. Tsai, Vice President	2,051,180	0.01%	—
Rick Cassidy, Vice President	—	—	970,907
L.C. Tu, Vice President	9,310,067	0.04%	61,373
J.K. Lin, Vice President(5)	12,182,118	0.05%	218,900
J.K. Wang, Vice President(5)	2,553,947	0.01%	—
Irene Sun, Vice President(5)	1,399,709	0.01%	—
Burn J. Lin, Vice President(5)	3,023,502	0.01%	—

(1)	Represents shares held by the National Development Fund of the Executive Yuan. Mr. Johnsee Lee was appointed as the representative of the National Development Fund of the Executive Yuan on August 6, 2010.

(2)	Except for the number of shares held by the National Development Fund of the Executive Yuan, the disclosed number of shares owned by the directors and executive officers does not include any common shares held in ADS form by such individuals as such individual ownership of ADSs has not been disclosed to shareholders or otherwise made public and each of these individuals owns less than one percent of all common shares outstanding as of February 28, 2011.

(3)	The numbers of the common shares underlying the stock options and the exercise prices were adjusted for the cash and stock dividends distributed from 2003 to 2010, according to the terms of the 2002 Employee Stock Option Plan. The options were granted to certain of our officers except Rick Cassidy as a result of their voluntary selection to exchange part of their profit sharing to stock options.

(4)	Richard Thurston, Lora Ho and Jason C.S. Chen were promoted to Senior Vice President on August 10, 2010.

(5)	J. K. Lin, J. K. Wang and Irene Sun were promoted to Vice President on August 10, 2010; Burn J. Lin was promoted to Vice President on February 15, 2011.
Compensation
          The aggregate compensation paid and benefits in kind granted to our directors and executive officers in 2010, which included a cash bonus to the directors, was NT$1,561 million (US$54 million). According to our Articles of Incorporation, not more than 0.3 percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as bonuses to our directors and at least one percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) is distributed as a bonus to employees, including executive officers. Bonuses to directors are always paid in cash, while bonuses to our executive officers may be granted in cash, stock, or stock options or the combination of all these three. Individual awards are based on each individual’s responsibility, contribution and performance. See note 23 to our consolidated financial statements. Under our Articles of Incorporation, directors who also serve as executive officers are not entitled to any director bonuses.
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
          The Audit Committee convened four regular meetings and five special meetings in 2010.

Compensation Committee
          Our board of directors established a Compensation Committee in June 2003 to assist our board of directors in discharging its responsibilities related to our compensation and benefit policies, plans and programs, and the compensation of our executives.
          The Compensation Committee, by its charter, shall consist of no fewer than three members of the Board. As of February 28, 2011, four members comprised the Compensation Committee: three of whom are independent directors serving as voting members of the Compensation Committee, and the Chairman of the Board of Directors is a non-voting member on this committee. The current members of the Compensation Committee are Mr. Stan Shih (who is the Chairman of the Compensation Committee), Sir Peter Bonfield, Thomas J. Engibous, and Dr. Morris Chang.
          The Compensation Committee convened four regular meetings in 2010.
Employees
          The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2008	2009	2010
Managers	2,618	2,792	3,142
Professionals	8,830	9,861	12,729
Assistant Engineers/Clericals	824	761	2,650
Technicians	10,571	11,052	14,711
Total	22,843	24,466	33,232
          The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2008	2009	2010
Hsinchu Science Park, Taiwan	14,635	16,010	20,703
Tainan Science Park, Taiwan	5,500	5,920	9,158
Taichung Science Park, Taiwan	—	—	29
China	1,397	1,270	1,903
North America	1,252	1,198	1,355
Europe	28	36	48
Japan	29	29	32
Korea	2	3	4
Total	22,843	24,466	33,232
          As of December 31, 2010, our total employee population was 33,232 with an educational makeup of 3.3% Ph.Ds, 31.7% masters, 25.9% university bachelors, 14.3% college degrees and 24.8% others. Among this employee population, 47.8% were at a managerial or professional level. Continuous learning is the cornerstone of our employee development strategy. Individual development plans for each employee are customized and tailored to their individual development needs. Employee development is further supported and enforced by a comprehensive and integrated network of resources including on-the-job training, coaching, mentoring, job rotation, on-site courses, e-learning and external learning opportunities.
          Pursuant to our Articles of Incorporation, our employees participate in our profits by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our net income after the deduction for prior years’ losses and contributions to legal and special reserves. Our practice in the past has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In 2010, we distributed an employees’ cash bonus of NT$6,691 million (US$230 million) and an employees’ cash profit sharing of NT$6,691 million (US$230 million) to our employees in relation to earning year 2009. In 2010 and 2011, we also distributed an employees’ cash bonus of NT$10,908 million (US$374 million) to our employees in relation to earning year 2010.
          In June 2002, we adopted the 2002 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 100 million common shares (approximately 0.5% of our total then outstanding common shares). These options vested between two and four years after the date of grant, with 50% of the option granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2002 Employee Stock Option Plan, a total of 48,137,264 options were granted, of which 2,726,796 options were originally granted to certain of our officers as a result of their voluntary election to exchange part of their profit sharing for stock options. The remaining balance of options under the 2002 Employee Stock Option Plan expired on June 25, 2003. As of December 31, 2010, 16,438,619 options were outstanding under the 2002 Employee Stock Option Plan.

          In September 2003, we adopted the 2003 Employee Stock Option Plan that authorizes the grant of the options exercisable for up to 120 million common shares (approximately 0.6% of our total then outstanding common shares) in one or more tranches before October 29, 2004, when the 2003 Employee Stock Option Plan expired. These options vested between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2003 Employee Stock Option Plan, a total of 12,055,735 options have been granted. The remaining balance under the 2003 Employee Stock Option Plan expired on October 29, 2004. As of December 31, 2010, 2,231,114 options were outstanding under the 2003 Employee Stock Option Plan.
          In November 2004, we adopted the 2004 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 11 million common shares (approximately 0.05% of our total then outstanding common shares) in one or more tranches before January 6, 2006, when the 2004 Employee Stock Option Plan expired. These options will vest between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2004 Employee Stock Option Plan, a total of 10,374,550 options have been granted. The remaining balance under the 2004 Employee Stock Option Plan expired on January 6, 2006. As of December 31, 2010, 2,767,698 options were outstanding under the 2004 Employee Stock Option Plan.
          The following table provides information with respect to outstanding stock options held by our current officers as of December 31, 2010 under the 2002 Employee Stock Option Plan. The numbers of the common shares underlying the stock options and the exercise prices were adjusted for the cash and stock dividends distributed from 2003 to 2010, according to the terms of the 2002 Employee Stock Option Plan.

Outstanding Stock Options under the 2002 Employee Stock Option Plan
		Number of Common
		Shares Underlying	Option Adjusted
		Unexercised Options	Exercise Price
Name	Grant Date	(#)	(NT$)	Expiration Date

Mark Liu	03/07/2003	826,541	21.7	03/06/2013
C.C. Wei	03/07/2003	276,882	21.7	03/06/2013
Richard Thurston	03/07/2003	87,710	21.7	03/06/2013
L.C. Tu	03/07/2003	61,373	21.7	03/06/2013
Rick Cassidy	08/22/2002	42,016	27.6	08/21/2012
	06/06/2003	928,891	30.5	06/05/2013
J.K. Lin	03/07/2003	218,900	21.7	03/06/2013
          In order to attract qualified senior management, we maintain a sign-on bonus plan, under which selected newly hired senior employees, upon approval by our senior management, receive a hiring bonus with the general condition of staying in our employment for at least one year (based on the quantum of sign-on bonus). In 2010, a total of NT$40 million (US$1 million) was distributed to our senior management under our sign-on bonus plan.
          We value two-way communication and are committed to keep our communication channels open and transparent; between the management level and their subordinates. In addition, we are dedicated to providing diverse employee engagement programs, which support our goals in reinforcing close rapport with employees and maintaining harmonious labor relations.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
          The following table sets forth certain information as of February 28, 2011, with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

		Percentage of Total
	Number of Common	Outstanding
Names of Shareholders	Shares Owned	Common Shares
National Development Fund(1)	1,653,709,980	6.4
Directors and executive officers as a group(2)	292,928,555	1.1

(1)	Excludes any common shares that may be owned by other funds controlled by the R.O.C. government. The National Development Fund was previously named Development Fund.

(2)	Excludes ownership of the National Development Fund.
          As of February 28, 2011 a total of 25,912,723,077 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through a brokerage account in the R.O.C. As of February 28, 2011, 5,482,241,913 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of February 28, 2011 1,096,448,377 ADSs, representing 5,482,241,913 common shares, were held of record by Cede & Co. and 267 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.
          Our major shareholders have the same voting rights as our other shareholders. For a description of the voting rights of our shareholders see “Item 10. Additional Information — Description of Common Shares — Voting Rights”.
          We are not aware of any arrangement that may at a subsequent date result in a change of control of us.
Related Party Transactions
          Vanguard International Semiconductor Corporation
          In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established Vanguard, then an integrated DRAM manufacturer. Vanguard commenced volume commercial production in 1995 and listed its shares on the GreTai Securities Market in March 1998. In 2004, Vanguard completely terminated its DRAM production and became a pure-play foundry company. As of February 28, 2011, we owned approximately 38.1% of Vanguard.
          On April 1, 2004, we entered into an agreement with Vanguard with an initial term of two years. During the term of this agreement, Vanguard is obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC is required to use its best commercial efforts to maintain utilization of such reserved capacity within a specified range of wafers per month. Pursuant to its terms, upon expiration of its initial two-year term, this agreement is to be automatically renewed for additional one year periods unless earlier terminated by the parties. This Agreement has been so renewed per its terms. We pay Vanguard at a fixed discount to the actual selling price as mutually agreed between the parties in respect of each purchase order. We also agreed to license Vanguard certain of our process technologies and transfer certain technical know-how and information. TSMC receives from Vanguard certain royalty payments for granting such licenses. In 2008, 2009 and 2010, we had total purchases of NT$3,260 million, NT$3,330 million and NT$4,959 million (US$170 million) from Vanguard, representing 1.7%, 2.0% and 2.3% of our total cost of sales, respectively.

          Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”)
          SSMC is a joint venture in Singapore that we established with Philips and EDB Investment Pte. Ltd. to produce integrated circuits by means of advanced submicron manufacturing processes. These integrated circuits are made pursuant to the product design specifications provided primarily by us and Philips under an agreement with Philips, and EDB Investment Pte. Ltd. (the “SSMC Shareholders Agreement”) in March 1999 and, primarily by us and NXP, subsequent to the assignment by Philips of its rights to NXP and NXP’s assumption of Philips’ obligations under the SSMC Shareholders Agreement pursuant to the Assignment and Assumption Agreement effective September 25, 2006. SSMC’s business is limited to manufacturing wafers for us, our subsidiaries, NXP and NXP’s subsidiaries. In November 15, 2006, we and NXP exercised the option rights under the SSMC Shareholders Agreement to purchase all of the SSMC shares owned by EDB Investment Pte. Ltd. As a result, we now own 38.8%, and NXP owns 61.2% of SSMC. While we, together with NXP, have the right to purchase up to 100% of SSMC’s annual capacity, we and NXP are required to purchase, in the aggregate, at least 70% of SSMC’s full capacity; we, alone, are required to purchase up to 28% of the annual installed capacity. As of February 28, 2011, we owned approximately 38.8% of the equity interest in SSMC. See below for a detailed discussion of the contract terms we entered into with SSMC.
          We entered into a technology cooperation agreement with SSMC effective March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our MOS integrated circuits wafer volume production fabs. In return, we have agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2008, 2009 and 2010, we had total purchases of NT$4,442 million, NT$3,538 million and NT$4,521 million (US$155 million) from SSMC, representing 2.3%, 2.1% and 2.1% of our total cost of sales, respectively.
          VisEra Technologies Company, Ltd.
          In October 2003, we and OmniVision Technologies, Inc. (“OVT”) entered into a shareholders’ agreement (the “VisEra Agreement”) to form VisEra Technologies Company, Ltd. (“VisEra”), a joint venture in Taiwan, for the purpose of providing back-end manufacturing services. In connection with the formation of VisEra, we and OVT each entered into separate nonexclusive license agreements with VisEra pursuant to which each party licenses certain intellectual property to VisEra relating to the manufacturing services. As of February 28, 2011, we owned a 43.5% equity interest in VisEra Technologies Company Ltd. through VisEra Cayman.
          In August 2005, we entered into the first amendment to the VisEra Agreement (the “Amended VisEra Agreement”) with OVT, VisEra, and VisEra Cayman, pursuant to which VisEra became a subsidiary of VisEra Cayman. In accordance with the Amended VisEra Agreement, VisEra purchased color filter processing equipment and related assets from us for an aggregate price equivalent to US$16 million. In January 2007, we signed the second amendment and agreed to an expansion in VisEra’s manufacturing capacity. For the capacity expansion, we and OVT each agreed to make an additional US$27 million investment to VisEra. There were no significant sales to or purchases from VisEra from 2008 to 2010.
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

          During the second quarter of 2010, the Investment Commission of the Ministry of Economic Affairs of Taiwan approved the acquisition of the shares and warrants received as part of the settlement with Semiconductor Manufacturing International Corp.
          In June 2010, STC.UNM, the technology transfer arm of the University of New Mexico, filed a complaint in the U.S. International Trade Commission (“USITC”) accusing TSMC and one other company of allegedly infringing a single U.S. patent. Based on this complaint, the USITC initiated an investigation in July 2010. TSMC and STC.UNM subsequently reached a settlement agreement and, on November 15, 2010, filed a joint motion to terminate the investigation based on that settlement agreement. As a result, the Administrative Law Judge (“ALJ”) assigned to the investigation made an initial determination (“ID”) to terminate the investigation. USITC decided not to review the ALJ’s ID and, therefore, officially terminated the investigation in December 2010. The outcome from that settlement agreement did not have a material effect on our results of operations, financial position and cash flows.
          In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. This litigation is ongoing and the outcome cannot be determined at this stage.
          In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing six U.S. patents. This litigation is in its preliminary stages and, therefore, its outcome cannot be determined at this time.
          Other than the matters described above, we were not involved in any other material litigation in 2010 and are not currently involved in any material litigation.
Dividends and Dividend Policy
          The following table sets forth the dividends per share paid during each of the years indicated in respect of common shares outstanding on the record date applicable to the payment of those dividends. During the period from 2006 to 2010, we paid cash dividends in the amounts of NT$61,825,061,618, NT$77,489,063,538, NT$76,881,311,145, NT$76,876,311,768 and NT$77,708,119,866 (US$2,666,716,536), respectively.

	Cash Dividends	Stock dividends	Total shares issued as	Outstanding common shares at
	Per Share	Per 100 shares	stock dividends	year end
	NT$
2006	2.4991	2.99903(1)	741,900,740(1)	25,829,687,846
2007	2.9995	0.49991(2)	129,148,440(2)	25,627,103,715
2008	3.0251	0.50417(2)	128,135,520(2)	25,625,437,256
2009	2.9999	0.49998(2)	128,127,187(2)	25,902,706,622
2010	2.9997	—	—	25,910,078,664

(1)	50% of the stock dividends were paid out of retained earnings and 50% were from capitalization of capital surplus.

(2)	40% of the stock dividends were paid out of retained earnings and 60% were from capitalization of capital surplus.
          Our dividend policy is set forth in our articles of incorporation. Except as otherwise specified in the articles of incorporation or under Taiwan law, we will not pay dividends when there is no profit or retained earnings. Our profits may be distributed by way of cash dividend, stock dividend, or a combination of cash and stock. Historically, our profit distribution generally had been made by way of stock dividend. On December 21, 2004, our shareholders approved amendments to our articles of incorporations pursuant to which distributions of profits shall be made preferably by way of cash dividend. In addition, pursuant to the amendments, the ratio for stock dividends shall not exceed 50% of the total distribution.
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

          Except as otherwise specified in the articles of incorporation or under Taiwan law, we are not permitted to distribute dividends or make other distributions to shareholders in respect of any year in which we have no current or retained earnings (excluding reserves). The R.O.C. Company Law also requires that 10% of annual net income (less prior years’ losses and outstanding taxes) be set aside as legal reserves until the accumulated legal reserves equal our paid-in capital. Our articles of incorporation provide that at least one percent of annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) be distributed as a bonus to employees and that not more than 0.3 percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as a bonus to directors. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses.
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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per
	common share(2)			Closing price per ADS(2)
			Average daily
			Trading			Average daily
			volume			Trading volume
			(in thousands			(in thousands
	High	Low	of shares)(2)	High	Low	of ADSs)(2)
	(NT$)	(NT$)		(US$)	(US$)
2006	54.56	41.78	42,967	9.47	6.73	9,809
2007	61.63	49.39	63,033	10.34	8.02	13,994
2008	58.59	32.96	63,140	10.48	5.39	17,527
First Quarter	56.90	41.87	66,824	9.78	7.04	17,601
Second Quarter	58.59	52.17	63,434	10.48	8.98	15,077
Third Quarter	54.81	45.67	62,996	9.84	7.98	19,941
Fourth Quarter	47.02	32.96	59,765	8.59	5.39	17,495
2009	61.82	35.46	63,800	11.01	6.45	19,433
First Quarter	46.93	35.46	65,917	8.59	6.45	22,507
Second Quarter	54.09	44.96	81,028	10.92	8.36	21,825
Third Quarter	61.35	48.72	55,648	10.71	8.46	14,408
Fourth Quarter	61.82	56.31	53,557	11.01	9.15	19,172
2010	72.90	54.41	46,661	12.69	9.07	14,140
First Quarter	61.73	54.41	48,643	11.14	9.20	16,443
Second Quarter	61.25	55.55	46,187	10.83	9.07	15,460
Third Quarter	63.00	57.07	46,715	10.57	9.40	13,772
Fourth Quarter	72.90	60.50	45,350	12.69	10.20	11,012
October	62.80	60.50	37,697	10.91	10.20	11,435
November	64.50	63.00	37,147	11.26	10.74	9,975
December	72.90	64.60	60,183	12.69	11.11	11,598
2011
January	78.00	69.80	65,980	13.68	12.36	17,019
February	75.50	70.50	72,795	13.66	12.12	15,149
March	71.80	67.40	53,282	12.52	11.43	16,291
April (through April 12, 2011)	72.90	70.10	56,577	12.77	12.18	11,002

Source: Bloomberg

(1)	Trading in ADSs commenced on October 8, 1997 on the New York Stock Exchange. Each ADS represents the right to receive five common shares.

(2)	As adjusted for a “NT$2.4991 cash dividend per share and a 2.99903% stock dividend in July 2006”, a “NT$2.9995 cash dividend per share and a 0.49991% stock dividend in July 2007”, a “NT$3.0251” cash dividend per share and a 0.50417% stock dividend in July 2008”, a “NT$2.9999” cash dividend per share and a 0.49998% stock dividend in July 2009” and a “NT$2.9997 cash dividend per share in July 2010”.
ITEM 10. ADDITIONAL INFORMATION
Description of Common Shares
          We are organized under the laws of the R.O.C. Set forth below is a description of our common shares, including summaries of the material provisions of our articles of incorporation, the R.O.C. Company Law, the R.O.C. Securities and Exchange Law and the regulations promulgated thereunder.
          General
          Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,910,078,664 common shares were issued and outstanding and in registered form as of December 31, 2010.

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
          Dividends and Distributions
          An R.O.C. company is generally not permitted to distribute dividends or to make any other distributions to shareholders in respect of any year for which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside in a legal reserve, until such time as its legal reserve equals its paid-in capital, 10% of its net income for that fiscal year (less any past losses and outstanding tax), and may set aside a special reserve. Our articles of incorporation provide that at least one percent of the net distributable income for that fiscal year be distributed as a bonus to employees and that not more than 0.3 percent of the net distributable income for that fiscal year may be distributed as a bonus to directors. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses. Prior to 2004, it has been our practice in each of the past years to pay all of employee bonuses in the form of stock. In 2004, we paid 20% of the bonus in the form of cash, and in 2005, 2006, 2007, 2008 and 2009, we paid 50% of the bonus in the form of cash. In 2010, we paid 100% of the bonus in the form of cash. Effective in 2008, both bonus to directors and employees became expense items under the company’s income statements. In 2009, half of the employee profit sharing was paid in stock, for which, the number of shares was determined based on the closing price of TSMC common shares the day before TSMC’s annual shareholders’ meeting. Subject to compliance with these requirements, a company may pay dividends or make other distributions from its accumulated earnings or reserves as permitted by the R.O.C. Company Law as set forth below.
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
Material Contracts
          On November 9, 2009, we settled our action brought in the California State Court against Semiconductor Manufacturing International Corporation (“SMIC”) in 2006 related to SMIC’s misappropriation of TSMC’s trade secrets and its breach of the 2005 settlement agreement between the two companies. Pursuant to the new settlement agreement, the parties entered a stipulated judgment in favor of TSMC in the California action and the dismissal of the SMIC appeal against the Beijing Higher Court’s finding in favor of TSMC. The new settlement agreement and the stipulated judgment also require SMIC to: (a) make cash payments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement; and (b) conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of SMIC (representing about 8% of SMIC’s total shares outstanding as of December 31, 2009) and a three-year warrant to purchase 695,914,030 SMIC common shares (subject to adjustment) at HK$1.30 per share (subject to adjustment). Both parties also agreed to terminate the patent cross-licensing agreement signed in 2005. On July 5, 2010, we acquired the above mentioned common shares.
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
          The R.O.C. Financial Supervisory Commission announced on April 30, 2009 the Regulations Governing Mainland Chinese Investors’ Securities Investments (“PRC Regulations”). According to the PRC Regulations, a PRC qualified domestic institutional investor (“QDII”) is allowed to invest in R.O.C. securities (including up to 10% shareholding of an R.O.C. company listed on Taiwan Stock Exchange or Over-the-Counter (GreTai) Securities Market). Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. For each QDII, the custodians of such QDIIs must apply with the Taiwan Stock Exchange for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the ROC securities market with the amount approved by the Taiwan Stock Exchange. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment of certain other industries in a given company is restricted to a certain percentage pursuant to a list promulgated by the FSC and amended from time to time. PRC investors other than QDII are prohibited from making investments in an R.O.C. company listed on the Taiwan Stock Exchange or the Over-the-Counter (GreTai) Securities Market if the investment is less than 10% of the equity interest of such R.O.C. company.
          In addition to investments permitted under the PRC Regulations, PRC investors who wish to make (i) direct investment in the shares of ROC private companies or (ii) investments, individually or aggregately, in 10% or more of the equity interest of an ROC company listed on the Taiwan Stock Exchange or Over-the-Counter (GreTai) Securities Market are required to submit an investment approval application to the Investment Commission of the Ministry of Economic Affairs or other government authority. The Investment Commission or such other government authority reviews Investment Approval application and approves or disapproves each application after consultation with other governmental agencies. Furthermore, PRC investor who wishes to be elected as an R.O.C. company’s director or supervisor shall also submit an investment approval application to the Investment Commission of the Ministry of Economic Affairs or other government authority for approval.
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

          A holder of depositary receipts (other than citizens of the PRC and entities organized under the laws of the PRC save for QDII) or it otherwise obtains the approval of the Investment Commission of the Ministry of Economic Affairs) may request the depositary to either cause the underlying shares to be sold in the R.O.C. and to distribute the sale proceeds to the holder or to withdraw from the depositary receipt facility the shares represented by the depositary receipts to the extent permitted under the deposit agreement (for depositary receipts representing existing shares, immediately after the issuance of the depositary receipts; and for depositary receipts representing new shares, in practice four to seven business days after the issuance of the depositary receipts) and transfer the shares to the holder.
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
     Overseas Corporate Bonds
     Since 1989, the R.O.C. Financial Supervisory Commission has approved a series of overseas bonds issued by R.O.C. companies listed on the Taiwan Stock Exchange or the Over-the-Counter (GreTai) Securities Market in offerings outside the R.O.C. Under current R.O.C. law, these overseas corporate bonds can be:
•	converted by bondholders, other than citizens of the PRC and entities organized under the laws of the PRC save for QDII or those that have obtained the approval of the Investment Commission of the Ministry of Economic Affairs, into shares of R.O.C. companies; or

•	subject to R.O.C. Financial Supervisory Commission approval, converted into depositary receipts issued by the same R.O.C. company or by the issuing company of the exchange shares, in the case of exchangeable bonds.
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
     Tax Treaty. The R.O.C. does not have a double taxation treaty with the United States. On the other hand, the R.O.C. has double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Israel, Gambia, The Netherlands, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, and France which may limit the rate of R.O.C. withholding tax on dividends paid with respect to common shares in R.O.C. companies. The ADS holders may be considered to hold common shares for the purposes of these treaties. Accordingly, if the holders may otherwise be entitled to the benefits of the relevant income tax treaty, the holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.

United States Federal Income Taxation
     This section discusses the material United States federal income tax consequences to U.S. holders (as defined below) of owning and disposing of our common shares or ADSs. It applies to you only if you hold your common shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•	dealers or traders in securities or foreign currencies;

•	banks and certain other financial institutions;

•	brokers;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax-exempt organizations, retirement plans, individual retirement accounts and other tax-deferred accounts;

•	life insurance companies;

•	persons liable for alternative minimum tax;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons that hold common shares or ADSs as part of a straddle or a hedging or conversion or integrated transaction for tax purposes; or

•	persons who are former citizens or former long-term residents of the United States, or

•	persons whose functional currency is not the U.S. dollar.
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
     Taxation of Dividends
     Subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay in respect of your common shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) including the amount of any R.O.C. tax withheld reduced by any credit against such withholding tax on account of the 10% retained earnings tax imposed on us, is subject to United States federal income taxation. Because we do not intend to calculate our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect that any distribution made by us to such holder will generally be treated as a dividend. If you are a noncorporate U.S. holder, under existing law any dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the common shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the common shares or ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the common shares or ADSs are readily tradable on an established securities market in the United States. The dividend is taxable to you when you, in the case of common shares, or the Depositary, in the case of ADSs, receive the dividend actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the NT Dollar payments made, determined at the spot NT Dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the common shares or ADSs and thereafter as capital gain.
     Subject to generally applicable limitations and restrictions, the R.O.C. taxes withheld from dividend distributions and paid over to the R.O.C. (reduced by any credit against such withholding tax on account of the 10% retained earnings tax) will be eligible for credit against your U.S. federal income tax liabilities. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Dividends will be income from sources outside the United States. Dividends will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules applicable to the United States foreign tax credit are complex, and we urge you to consult your own tax adviser concerning the availability of the credit in your particular circumstances.
     Pro rata distributions of common shares by us to holders of common shares or ADSs will generally not be subject to U.S. federal income tax. Accordingly, such distributions will generally not give rise to U.S. federal income against which the R.O.C. tax imposed on such distributions may be credited. Any such R.O.C. tax will generally only be creditable against a U.S. holder’s U.S. federal income tax liability with respect to general limitation income and not against passive income.

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
     Taxation of Capital Gains
     Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed under existing law at a maximum rate of 15% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
     Medicare Tax
     For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ADSs.
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
     Also, where a company that is a PFIC meets certain reporting requirements, a U.S. holder could avoid certain adverse PFIC consequences described herein by making a “qualified electing fund” (“QEF”) election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. U.S. holders will not be able to treat the Company as a QEF if the Company does not prepare the information that U.S. holders would need to make a QEF election. We do not intend to prepare or provide the information that would enable U.S. Holders to make a QEF election.
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
     Information with Respect to Foreign Financial Assets
     Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of ADSs.
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
     Interest Rate Risks: We are exposed to interest rate risks, primarily related to borrowings assumed to finance our capital expenditures and operating needs.
     The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2010.

	As of December 31, 2010
	Expected Maturity Dates								As of December 31, 2009
					2015 and		Aggregate			Aggregate
	2011	2012	2013	2014	thereafter	Total	Fair Value		Total	Fair Value
Long-term debt (in millions)
US$ denominated debt
Variable rate	—	—	—	—	—	—	—		US$20	US$20
Average interest rate	—	—	—	—	—	—	—		0.89%	—
NT$ denominated debt
Variable rate	NT$241	NT$242	NT$60	—	—	NT$543	NT$543		NT$887	NT$887
Average interest rate	1.39%	1.86%	2.38%	—	—	1.71%(2)	—		1.67%(2)	—
Fixed rate	—	NT$4,500	—	—	—	NT$4,500	NT$4,539	(1)	NT$4,500	NT$4,575	(1)
Average interest rate	—	3.00%	—	—	—	3.00%	—		3.00%	—
Interest rate swaps (in millions)
Variable to fixed rate	NT$48	NT$80	—	—	—	NT$128	NT$(1)		—	—
Average pay fixed rate	1.38%	1.38%	—	—	—	1.38%	—		—	—

(1)	Represents the then quoted market price.

(2)	Average interest rates under “Total” are the weighted average of the average interest rates of each year for loan outstanding.
     Foreign Currency Risk: Substantial portions of our revenues and expenses are denominated in currencies other than NT dollar. As a result, as of December 31, 2010, the majority of our payables and receivables were denominated in currencies other than NT dollar, primarily in U.S. dollar, Euro and Japanese Yen. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize short-term debt and derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge our currency exposure. These hedging transactions help to reduce partially, but do not eliminate, the impact of foreign currency exchange rate movements. Our policy is to account for the unrealized gains or losses of these contracts on a mark-to-market rate basis and to realize the gains or losses of these contracts when the contracts mature. Effective January 1, 2006, these derivative financial instruments are required under R.O.C. Statement of Financial Accounting Standards No. 34 “Financial Instruments: Recognition and Measurement” to be recognized at fair market value on the balance sheet. Please see note 25 of our consolidated financial statements for information on the net assets, liabilities and purchase commitments that have been hedged by these derivative transactions.
     The table below presents our outstanding financial derivative transactions as of December 31, 2010. These contracts all have a maturity date of not more than 12 months.

Forward Exchange
Agreements	As of December 31, 2010
(in millions)	Expected Maturity Dates							As of December 31, 2009
									Aggregate
					2015 and		Aggregate		Fair
	2011	2012	2013	2014	thereafter	Total	Fair Value(1)	Total	Value(1)
(Sell US$/Buy NT$) Contract amount	US$11.8	—	—	—	—	US$11.8	NT$(5.1)	US$21.3	NT$4.3

Average contractual exchange rate (against NT$ dollars)	29.92	—	—	—	—	29.92	—	32.24	—

(Sell NT$/Buy JPY) Contract amount	NT$814.9	—	—	—	—	NT$814.9	NT$(7.8)	—	—

Average contractual exchange rate (against NT$ dollars)	0.36	—	—	—	—	0.36	—	—	—

(Sell RMB/Buy US$) Contract amount	RMB529.2	—	—	—	—	RMB529.2	NT$0.8	—	—

Average contractual exchange rate (against US$ dollars)	6.61	—	—	—	—	6.61	—	—	—

(Sell EUR/Buy US$) Contract amount	EUR3.1	—	—	—	—	EUR3.1	NT$(0.0)	—	—

Average contractual exchange rate (against US$ dollars)	1.33	—	—	—	—	1.33	—	—	—

Cross Currency Swap	As of December 31, 2010							As of
(in millions)	Expected Maturity Dates							December 31, 2009
							Aggregate		Aggregate
	2011	2012	2013	2014	2015 onward	Total	Fair Value(1)	Total	Fair Value(1)
(Sell US$/Buy NT$) Contract amount	—	—	—	—	—	—	—	US$750	NT$181.8
Range of interest rate paid	—	—	—	—	—	—	—	0.24%-0.70%	—
Range of interest rate received	—	—	—	—	—	—	—	0.00%-0.38%	—

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the balance sheet date.
     Other Market Risk: In addition to our interests in VIS, SSMC, VisEra, Mcube and Motech, we have made investments in equity securities including convertible bonds, issued by private companies related to semiconductor and other technology industries mostly through a number of investment funds. As of December 31, 2010, the aggregate carrying value of these investments on our balance sheet was NT$4,441 million (US$152 million). As of December 31, 2010, approximately NT$3,943 million (US$135 million) of this amount in venture capital investments was made through InveStar Semiconductor Development Fund, and InveStar Semiconductor Development Fund (II), our two 97.1% owned subsidiaries, Emerging Alliance Fund L.P., VentureTech Alliance Fund II, and VentureTech Alliance Fund III, our 99.5%, 98.0% and 98.9% respectively owned subsidiaries. The carrying value of these investments in private companies and in the investment funds are subject to fluctuation based on many factors such as prevailing market conditions. Moreover, because most of the investments are unlisted securities, the fair market value may be significantly different from our carrying value. Upon any subsequent sale of our investments, we may not be able to realize our carrying value as of December 31, 2010 or any subsequent date. As of December 31, 2010, we also had investments in the amount of NT$43,216 million (US$1,483 million), including corporate bonds, agency bonds, government bonds, public-traded stocks, and money market funds, of which, NT$29,917 million (US$1,027 million) was classified as available-for-sale and NT$13,299 million (US$456 million) was classified as held-to-maturity. We have experienced declines in the value of certain privately held investments and recorded an impairment loss of NT$160 million (US$5 million) in 2010. As of December 31, 2010, our net unrealized gain related to bonds and publicly traded stocks was NT$109 million (US$4 million).

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
Depositary Payment
     In 2010, we received the following payments from Citibank, N.A., the Depositary Bank for our ADR program:

Reimbursement of proxy process expenses (printing, postage and distribution):	US$	289,338.32

Total	US$	289,338.32
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
     Disclosure Controls and Procedures. Pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2010.

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
     As of the end of 2010, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2010 is effective.
     Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our company’s internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included at the end of this Item 15.
     Changes in Internal Control over Financial Reporting. During 2010, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
     Attestation Report of the Independent Registered Public Accounting Firm.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Taiwan Semiconductor Manufacturing Company Limited
We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated April 15, 2011 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding i) the reconciliation to accounting principles generally accepted in the United States of America; and ii) the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.
/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 15, 2011
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The table below summarizes the fees that we paid for services provided by Deloitte & Touche and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2009 and 2010.

	2009	2010
	NT$	NT$
	(In thousands)
Audit Fees	74,166	68,089
Audit-Related Fees	285	771
All Other Fees	600	6,095

Total	75,051	74,955

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
     Audit-Related Fees. This category consists of assurance and related services by the Deloitte Entities that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The services for the fees disclosed under this category include review of certain regulatory filings with the R.O.C. Financial Supervisory Commission.
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

NYSE Section 303A.05(a) requires listed companies to have a compensation committee comprised entirely of independent directors.	A new law in Taiwan requires a public company with the size like TSMC to establish a compensation committee by September 30, 2011. TSMC, however, has established its compensation committee in 2003, which has met the requirements under the Taiwan law. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition and functions of its compensation committee.

NYSE Section 303A.05(b) requires a compensation committee’s charter to establish certain minimum responsibilities and to provide for an annual	A new law in Taiwan requires a public company with the size like TSMC to establish a compensation committee by September 30, 2011. TSMC, however, has established its

NYSE Standards for US Companies
under Listed Company Manual
Section 303A	TSMC Corporate Practices
evaluation of the committee’s performance.	compensation committee in 2003, which has met the requirements under the Taiwan law, and compensation committee charter contains the same responsibilities as those provided under NYSE Section 303A.05(b)(i) and mandates the committee to review the adequacy of its charter annually.

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

NYSE Section 303A.07(a) All members of the audit committee are required to be independent.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee.

NYSE Section 303A.07(b) requires an audit committee to have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Rule 10A-3(b)(2), (3), (4) & (5) of the Exchange Act.
Taiwan law requires comparable standards. TSMC currently has a written audit committee charter containing the same duties and responsibilities as those provided under Section 10A-3(b)(1) of the Exchange Act.

NYSE Section 303A.07(b)(iii)(B) and (C) establishes audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (ii) to discuss the company’s press releases relating to its earnings as well as the financial information and
TSMC’s written audit committee charter establishes the same audit committee objectives.

NYSE Standards for US Companies
under Listed Company Manual
Section 303A	TSMC Corporate Practices
guidelines relating to its earnings that are supplied to analysts and rating agencies.

NYSE Section 303A.07(b)(iii)(G) requires an audit committee to establish clear policies for hiring external auditor’s employees.	Taiwan law does not contain such requirement.

NYSE Section 303A.07(c) requires each company to have an internal audit function that provides to the management and to the audit committee ongoing assessments on the company’s risk management processes and internal control system.
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
ITEM 18. FINANCIAL STATEMENTS
     Refer to the consolidated financial statements on page F-1.
ITEM 19. EXHIBITS
(a)	See page F-1 for an index of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

1.1(1)	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on May 7, 2007.

2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

3.1(1)	Rules for Election of Directors, as amended and restated on May 7, 2007.

3.2(11)	Rules and Procedures of Board of Directors Meetings, as adopted on June 13, 2008.

3.3(3)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002.

4.1(3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective August 1, 1997 to July 31, 2017) (in Chinese with English summary).

4.2(4)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective May 1, 1998 to April 30, 2018) (in Chinese with English summary).

4.3(4)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective November 1, 1999 to October 31, 2019) (in Chinese with English summary).

4.4(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 7 (effective December 4, 1989 to December 3, 2009) (in Chinese with English summary).

4.5(3)	Land Lease with Hsinchu Science Park Administration relating to the Fab 7 (effective July 1, 1995 to June 30, 2015) (in Chinese with English summary).

4.6(3)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 1997 to March 14, 2017) (in Chinese with English summary).

4.7(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) (effective December 1, 1999 to November 30, 2019) (in Chinese with English summary).

4.8a(5)	Taiwan Semiconductor Manufacturing Company Limited 2002 Employee Stock Option Plan, as revised by the board of directors on March 4, 2003.

4.8aa(6)	Taiwan Semiconductor Manufacturing Company Limited 2003 Employee Stock Option Plan.

4.8aaa(7)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan.

4.8aaaa(2)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan, as revised on February 22, 2005.

4.8b(5)	TSMC North America 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.8bb(6)	TSMC North America 2003 Employee Stock Option Plan.

4.8c(5)	WaferTech, LLC 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.8cc(6)	WaferTech, LLC 2003 Employee Stock Option Plan.

4.8ccc(7)	WaferTech, LLC 2004 Employee Stock Option Plan.

4.8cccc(2)	WaferTech, LLC 2004 Employee Stock Option Plan, as revised on February 22, 2005.

+4.9(8)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd.

4.10(10)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 and Corporate Headquarters (effective April 1, 1988 to March 31, 2008) (in Chinese with English summary).

4.11(10)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 and 4 (effective May 16, 1993 to May 15, 2013) (in Chinese with English summary).

4.12(9)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

4.13(9)	Land Lease with Southern Taiwan Science Park Administration relating to fabs located in Tainan Science Park (effective November 1, 2000 to October 31, 2020) (English summary).

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

99.1	Consent of Deloitte & Touche.

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed by TSMC on April 15, 2008.

(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2004, filed by TSMC on May 16, 2005.

(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.

(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.

(5)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed by TSMC on June 23, 2003.

(6)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on October 20, 2003.

(7)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on January 6, 2005.

(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.

(9)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.

(10)	Previously filed in TSMC’s registration statement on Form F-1, filed by TSMC on September 15, 1997.

(11)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed by TSMC on April 17, 2009.

+	Contains portions for which confidential treatment has been requested.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.
Date: April 15, 2011

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
By:	/s/ Lora Ho
	Name:	Lora Ho
	Title:	Senior Vice President, Chief Financial Officer & Spokesperson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010 (all expressed in New Taiwan dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the Republic of China.
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
Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2010 and the determination of shareholders’ equity and financial position as of December 31, 2009 and 2010, to the extent summarized in Note 32.
Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of the readers in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 15, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 15, 2011

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In Millions of New Taiwan or U.S. Dollars, Except Par Value)

		December 31
	Notes	2009	2010
		NT$	NT$	US$
				(Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2, 5	$171,276.3	$147,887.0	$5,075.1
Financial assets at fair value through profit or loss	2, 6, 25	186.1	6.9	0.2
Available-for-sale financial assets	2, 7, 25	14,389.9	28,883.7	991.2
Held-to-maturity financial assets	2, 8, 25	9,944.8	4,796.6	164.6
Receivables from related parties	26	12.5	2.7	0.1
Notes and accounts receivable, net	2, 9	35,369.8	42,979.6	1,474.9
Other receivables from related parties	26	121.3	124.6	4.3
Other financial assets	27	1,850.0	1,021.6	35.1
Inventories	2, 4, 10	20,913.8	28,405.9	974.8
Deferred income tax assets	2, 21	4,370.3	5,373.1	184.4
Prepaid expenses and other current assets		1,368.9	2,037.6	69.9

Total current assets		259,803.7	261,519.3	8,974.6

LONG-TERM INVESTMENTS	2, 7, 8, 11, 13, 25
Investments accounted for using equity method		17,871.2	25,815.4	886.0
Available-for-sale financial assets		1,358.1	1,033.1	35.4
Held-to-maturity financial assets		15,553.2	8,502.8	291.8
Financial assets carried at cost		3,063.0	4,424.2	151.8

Total long-term investments		37,845.5	39,775.5	1,365.0

PROPERTY, PLANT AND EQUIPMENT, NET	2, 14, 26, 27	273,674.8	388,444.0	13,330.3

INTANGIBLE ASSETS
Goodwill	2	5,931.3	5,704.9	195.8
Deferred charges, net	2, 15	6,458.6	6,027.1	206.8

Total intangible assets		12,389.9	11,732.0	402.6

OTHER ASSETS
Deferred income tax assets	2, 21	7,988.3	7,362.8	252.7
Refundable deposits		2,733.1	8,678.0	297.8
Others	2, 27	260.9	1,417.3	48.6

Total other assets		10,982.3	17,458.1	599.1

TOTAL ASSETS		$594,696.2	$718,928.9	$24,671.6

		December 31
	Notes	2009	2010
		NT$	NT$	US$
				(Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	16	$—	$31,213.9	$1,071.2
Financial liabilities at fair value through profit or loss	2, 6, 25	—	19.0	0.7
Hedging derivative financial liabilities	2, 12, 25	—	0.8	—
Accounts payable		10,905.9	12,104.2	415.4
Payable to related parties	26	783.0	867.1	29.8
Income tax payable	2, 21	8,800.3	7,184.7	246.5
Salary and bonus payable		9,317.0	6,424.1	220.4
Accrued profit sharing to employees and bonus to directors and supervisors	2, 4, 22	6,818.3	11,096.1	380.8
Payables to contractors and equipment suppliers		28,924.3	43,259.9	1,484.6
Accrued expenses and other current liabilities	19, 25, 29	12,635.2	10,779.9	369.9
Current portion of long-term bank loans	18, 25, 27	949.3	241.4	8.3

Total current liabilities		79,133.3	123,191.1	4,227.6

LONG-TERM LIABILITIES
Bonds payable	17, 25	4,500.0	4,500.0	154.4
Long-term bank loans	18, 25, 27	578.6	301.6	10.3
Other long-term payables	19, 25, 29	5,602.4	6,554.2	224.9
Obligations under capital leases	2, 25	707.5	695.0	23.9

Total long-term liabilities		11,388.5	12,050.8	413.5

OTHER LIABILITIES
Accrued pension cost	2, 20	3,797.0	3,812.3	130.8
Guarantee deposits	29	1,006.0	789.1	27.1
Deferred credits		185.7	126.5	4.4
Others		137.2	254.7	8.7

Total other liabilities		5,125.9	4,982.6	171.0

Total liabilities		95,647.7	140,224.5	4,812.1

COMMITMENTS AND CONTINGENCIES	29

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — NT$10 par value	22
Authorized: 28,050,000 thousand shares
Issued: 25,902,706 thousand shares in 2009 25,910,078 thousand shares in 2010		259,027.1	259,100.8	8,891.6
Capital surplus	2, 22	55,486.0	55,698.4	1,911.4
Retained earnings	22	181,882.7	265,779.6	9,120.8
Unrealized gain on financial instruments	2, 12, 25	453.6	109.3	3.8
Cumulative translation adjustments		(1,766.7)	(6,543.2)	(224.6)

Equity attributable to shareholders of the parent		495,082.7	574,144.9	19,703.0

MINORITY INTERESTS	2	3,965.8	4,559.5	156.5

Total shareholders’ equity		499,048.5	578,704.4	19,859.5

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$594,696.2	$718,928.9	$24,671.6

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated April 15, 2011)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
	Notes	2008	2009	2010
		NT$	NT$	NT$	US$
					(Note 3)
NET SALES	2, 26	$333,157.7	$295,742.2	$419,537.9	$14,397.3

COST OF SALES	4, 10, 26	191,408.1	166,413.6	212,484.3	7,291.8

GROSS PROFIT		141,749.6	129,328.6	207,053.6	7,105.5

OPERATING EXPENSES
Research and development	26	21,480.9	21,593.4	29,706.7	1,019.4
General and administrative		11,096.6	11,285.5	12,804.0	439.4
Marketing		4,736.7	4,487.8	5,367.6	184.2

Total operating expenses		37,314.2	37,366.7	47,878.3	1,643.0

INCOME FROM OPERATIONS		104,435.4	91,961.9	159,175.3	5,462.5

NON-OPERATING INCOME AND GAINS
Settlement income	29	951.2	1,464.9	6,939.8	238.2
Equity in earnings of equity method investees, net	2, 11	701.5	46.0	2,298.2	78.9
Interest income	2	5,373.8	2,600.9	1,665.2	57.1
Gain on settlement and disposal of financial assets, net	2, 25	721.0	16.0	736.8	25.3
Technical service income	26, 29	1,182.0	367.0	450.5	15.5
Valuation gain on financial instruments, net	2, 6, 25	—	594.7	320.7	11.0
Foreign exchange gain, net	2	1,227.7	—	—	—
Others	2, 26	664.2	564.0	724.9	24.8

Total non-operating income and gains		10,821.4	5,653.5	13,136.1	450.8

NON-OPERATING EXPENSES AND LOSSES
Loss on disposal of property, plant and equipment	2	0.6	68.5	849.3	29.1
Interest expense		615.0	391.5	425.4	14.6
Casualty loss	10	—	—	191.0	6.6
Impairment of financial assets	2, 7, 13, 25	1,560.1	913.2	159.8	5.5
Foreign exchange loss, net	2	—	627.0	99.1	3.4
Loss on idle assets	2	210.5	—	0.3	—
Valuation loss on financial instruments, net	2, 6, 25	1,081.0	—	—	—
Others		317.4	152.6	316.1	10.9

Total non-operating expenses and losses		3,784.6	2,152.8	2,041.0	70.1

INCOME BEFORE INCOME TAX		111,472.2	95,462.6	170,270.4	5,843.2

INCOME TAX EXPENSE	2, 21	10,949.0	5,996.4	7,988.5	274.2

NET INCOME		$100,523.2	$89,466.2	$162,281.9	$5,569.0

ATTRIBUTABLE TO:
Shareholders of the parent		$99,933.2	$89,217.8	$161,605.0	$5,545.8
Minority interests		590.0	248.4	676.9	23.2

		$100,523.2	$89,466.2	$162,281.9	$5,569.0

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
	Notes	2008	2009	2010
		NT$	NT$	NT$	US$
					(Note 3)
BASIC EARNINGS PER SHARE	2, 24
Before income tax		$4.26	$3.68	$6.54	$0.22

After income tax		$3.84	$3.45	$6.24	$0.21

DILUTED EARNINGS PER SHARE	2, 24	$4.23	$3.67	$6.54	$0.22

Before income tax		$3.81	$3.44	$6.23	$0.21

After income tax

BASIC EARNINGS PER EQUIVALENT ADS	2
Before income tax		$21.28	$18.42	$32.72	$1.12

After income tax		$19.19	$17.27	$31.19	$1.07

DILUTED EARNINGS PER EQUIVALENT ADS	2
Before income tax		$21.13	$18.37	$32.70	$1.12

After income tax		$19.05	$17.21	$31.17	$1.07

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	2, 24	26,039,186	25,835,802	25,905,832

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	2, 24	26,234,925	25,913,121	25,920,094

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 15, 2011)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In Millions of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
	Capital Stock				Unrealized
	(NT$10 Par Value)				Gain (Loss)	Cumulative				Total
	Common Stock		Capital	Retained	on Financial	Translation	Treasury		Minority	Shareholders’
	Shares	Amount	Surplus	Earnings	Instruments	Adjustments	Stock	Total	Interests	Equity
	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2008	26,427,104	$264,271.1	$53,732.7	$218,864.5	$681.0	$(1,072.9)	$(49,385.0)	$487,091.4	$3,594.1	$490,685.5

Appropriations of prior year’s earnings
Profit sharing to employees — in cash	—	—	—	(3,939.9)	—	—	—	(3,939.9)	—	(3,939.9)
Profit sharing to employees — in stock	393,988	3,939.9	—	(3,939.9)	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	(76,881.3)	—	—	—	(76,881.3)	—	(76,881.3)
Stock dividends to shareholders — NT$0.02 per share	51,254	512.5	—	(512.5)	—	—	—	—	—	—
Bonus to directors	—	—	—	(176.9)	—	—	—	(176.9)	—	(176.9)
Capital surplus transferred to capital stock	76,881	768.8	(768.8)	—	—	—	—	—	—	—
Net income in 2008	—	—	—	99,933.2	—	—	—	99,933.2	590.0	100,523.2
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(137.1)	—	—	—	—	(137.1)	11.8	(125.3)
Translation adjustments	—	—	—	—	—	1,554.0	—	1,554.0	(68.8)	1,485.2
Issuance of stock from exercising employee stock options	6,027	60.3	166.9	—	—	—	—	227.2	—	227.2
Cash dividends received by subsidiaries from TSMC	—	—	102.3	—	—	—	—	102.3	—	102.3
Valuation loss on available-for-sale financial assets	—	—	—	—	(826.2)	—	—	(826.2)	(17.0)	(843.2)
Net change in shareholders’ equity from equity method investees	—	—	—	—	(142.1)	—	—	(142.1)	—	(142.1)
Treasury stock repurchased	—	—	—	—	—	—	(30,427.5)	(30,427.5)	—	(30,427.5)
Treasury stock retired	(1,329,817)	(13,298.2)	(3,220.8)	(63,293.5)	—	—	79,812.5	—	—	—
Decrease in minority interests	—	—	—	—	—	—	—	—	(114.7)	(114.7)

BALANCE, DECEMBER 31, 2008	25,625,437	256,254.4	49,875.2	170,053.7	(287.3)	481.1	—	476,377.1	3,995.4	480,372.5

Appropriations of prior year’s earnings
Cash dividends to shareholders — NT$3.00 per share	—	—	—	(76,876.3)	—	—	—	(76,876.3)	—	(76,876.3)
Stock dividends to shareholders — NT$0.02 per share	51,251	512.5	—	(512.5)	—	—	—	—	—	—
Profit sharing to employees — in stock	141,870	1,418.7	6,076.3	—	—	—	—	7,495.0	—	7,495.0
Capital surplus transferred to capital stock	76,876	768.8	(768.8)	—	—	—	—	—	—	—
Net income in 2009	—	—	—	89,217.8	—	—	—	89,217.8	248.4	89,466.2
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	115.5	—	—	—	—	115.5	(39.0)	76.5
Translation adjustments	—	—	—	—	—	(2,247.8)	—	(2,247.8)	39.8	(2,208.0)
Issuance of stock from exercising employee stock options	7,272	72.7	187.8	—	—	—	—	260.5	—	260.5
Valuation gain on available-for-sale financial assets	—	—	—	—	622.5	—	—	622.5	6.0	628.5
Net change in shareholders’ equity from equity method investees	—	—	—	—	118.4	—	—	118.4	—	118.4
Decrease in minority interests	—	—	—	—	—	—	—	—	(284.8)	(284.8)

BALANCE, DECEMBER 31, 2009	25,902,706	259,027.1	55,486.0	181,882.7	453.6	(1,766.7)	—	495,082.7	3,965.8	499,048.5

Appropriations of prior year’s earnings
Cash dividends to shareholders — NT$3.00 per share	—	—	—	(77,708.1)	—	—	—	(77,708.1)	—	(77,708.1)
Net income in 2010	—	—	—	161,605.0	—	—	—	161,605.0	676.9	162,281.9
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(17.9)	—	—	—	—	(17.9)	4.4	(13.5)
Translation adjustments	—	—	—	—	—	(4,776.5)	—	(4,776.5)	7.3	(4,769.2)
Issuance of stock from exercising employee stock options	7,372	73.7	171.1	—	—	—	—	244.8	—	244.8
Valuation gain (loss) on available-for-sale financial assets	—	—	—	—	(338.0)	—	—	(338.0)	4.0	(334.0)
Net change in shareholders’ equity from equity method investees	—	—	59.2	—	(6.0)	—	—	53.2	31.7	84.9
Net change in unrealized loss on hedging derivative financial instruments	—	—	—	—	(0.3)	—	—	(0.3)	(0.5)	(0.8)
Decrease in minority interests	—	—	—	—	—	—	—	—	(130.1)	(130.1)

BALANCE, DECEMBER 31, 2010	25,910,078	$259,100.8	$55,698.4	$265,779.6	$109.3	$(6,543.2)	$—	$574,144.9	$4,559.5	$578,704.4

BALANCE, DECEMBER 31, 2010 (IN MILLIONS OF US$— Note 3)		$8,891.6	$1,911.4	$9,120.8	$3.8	$(224.6)	$—	$19,703.0	$156.5	$19,859.5

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated April 15, 2011)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$99,933.2	$89,217.8	$161,605.0	$5,545.8
Net income attributable to minority interests	590.0	248.4	676.9	23.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	81,512.2	80,814.7	87,810.1	3,013.4
Amortization of premium/discount of financial assets	(93.4)	21.5	34.2	1.2
Impairment of financial assets	1,560.1	913.2	159.8	5.5
Loss (gain) on disposal of available-for-sale financial assets, net	(637.2)	20.3	(603.3)	(20.7)
Gain on held-to-maturity financial assets redeemed by the issuer	—	(16.1)	—	—
Gain on disposal of financial assets carried at cost, net	(83.8)	(20.2)	(133.5)	(4.6)
Equity in earnings of equity method investees, net	(701.5)	(46.0)	(2,298.2)	(78.9)
Cash dividends received from equity method investees	1,661.1	1,239.5	320.0	11.0
Loss (gain) on disposal of property, plant and equipment and other assets, net	(100.3)	(45.5)	633.2	21.7
Settlement income from receiving equity securities	—	—	(4,434.4)	(152.2)
Loss on idle assets	210.5	—	0.3	—
Deferred income tax	2,279.4	(1,752.4)	(377.3)	(12.9)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	1,412.6	(215.6)	198.2	6.8
Receivables from related parties	10.5	(12.1)	9.8	0.3
Notes and accounts receivable, net	23,916.7	(16,873.2)	(7,609.8)	(261.1)
Other receivables from related parties	143.7	(21.4)	(3.3)	(0.1)
Other financial assets	(426.0)	7.9	741.0	25.4
Inventories	8,985.7	(6,037.2)	(7,492.1)	(257.1)
Prepaid expenses and other current assets	(443.5)	585.5	(752.4)	(25.8)
Increase (decrease) in:
Accounts payable	(6,021.7)	4,916.9	933.9	32.0
Payables to related parties	(1,013.5)	293.1	84.1	2.9
Income tax payable	(1,794.3)	(531.5)	(1,615.6)	(55.4)
Salary and bonus payable	(17.7)	7,101.2	(2,892.9)	(99.3)
Accrued profit sharing to employees and bonus to directors and supervisors	15,369.7	(1,056.4)	4,277.8	146.8
Accrued expenses and other current liabilities	(3,936.8)	1,356.3	248.2	8.5
Accrued pension cost	36.1	95.4	15.3	0.5
Deferred credits	(858.2)	(237.7)	(59.2)	(2.0)

Net cash provided by operating activities	221,493.6	159,966.4	229,475.8	7,874.9

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(59,222.6)	(87,784.9)	(186,944.2)	(6,415.4)
Available-for-sale financial assets	(85,273.9)	(38,800.6)	(48,340.3)	(1,658.9)
Held-to-maturity financial assets	(16,523.3)	(12,224.4)	(4,101.5)	(140.8)
Investments accounted for using equity method	(55.9)	(42.9)	(6,242.4)	(214.2)
Financial assets carried at cost	(463.2)	(321.2)	(1,812.9)	(62.2)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	138,515.0	36,040.0	37,816.3	1,297.7
Held-to-maturity financial assets	15,634.6	7,944.8	15,943.0	547.1
Financial assets carried at cost	199.4	131.1	242.3	8.3
Property, plant and equipment and other assets	194.9	24.2	115.5	4.0
Proceeds from return of capital by investees	2,345.9	—	—	—
Increase in deferred charges	(3,395.3)	(1,469.8)	(1,801.7)	(61.8)
Decrease (increase) in refundable deposits	10.6	34.1	(5,944.9)	(204.0)
Decrease (increase) in other assets	(8.1)	1.2	(1,015.4)	(34.8)

Net cash used in investing activities	(8,041.9)	(96,468.4)	(202,086.2)	(6,935.0)

				(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	$—	$—	$31,213.9	$1,071.2
Proceeds from long-term bank loans	98.4	286.6	—	—
Repayments of:
Long-term bank loans	(468.4)	(378.7)	(967.0)	(33.2)
Bonds payable	—	(8,000.0)	—	—
Decrease in other long-term payables	—	—	(1,107.3)	(38.0)
Decrease in guarantee deposits	(758.5)	(478.5)	(232.9)	(8.0)
Proceeds from donation	—	—	49.0	1.7
Proceeds from exercise of employee stock options	227.2	260.5	244.8	8.4
Cash dividends	(76,779.0)	(76,876.3)	(77,708.1)	(2,666.7)
Profit sharing to employees in cash	(3,939.9)	—	—	—
Bonus to directors	(176.9)	—	—	—
Repurchase of treasury stock	(33,481.0)	—	—	—
Decrease in minority interests	(114.7)	(284.8)	(130.1)	(4.5)

Net cash used in financing activities	(115,392.8)	(85,471.2)	(48,637.7)	(1,669.1)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	98,058.9	(21,973.2)	(21,248.1)	(729.2)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,568.4	(1,364.3)	(2,141.2)	(73.4)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	94,986.5	194,613.8	171,276.3	5,877.7

CASH AND CASH EQUIVALENTS, END OF YEAR	$194,613.8	$171,276.3	$147,887.0	$5,075.1

SUPPLEMENTAL INFORMATION
Interest paid	$676.3	$580.4	$392.8	$13.5

Income tax paid	$10,477.0	$8,088.1	$9,818.4	$336.9

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$60,978.5	$109,151.2	$201,696.5	$6,921.6
Increase in payables to contractors and equipment suppliers	(1,742.1)	(21,361.3)	(14,600.0)	(501.0)
Nonmonetary exchange trade-out price	—	(0.8)	(124.7)	(4.3)
Increase in other liabilities	—	—	(27.6)	(0.9)
Increase in obligations under capital leases	(13.8)	(4.2)	—	—

Cash paid	$59,222.6	$87,784.9	$186,944.2	$6,415.4

Acquisition of available-for-sale financial assets	$85,273.9	$38,800.6	$48,405.8	$1,661.1
Increase in accrued expenses and other current liabilities	—	—	(65.5)	(2.2)

Cash paid	$85,273.9	$38,800.6	$48,340.3	$1,658.9

Disposal of property, plant and equipment and other assets	$194.9	$25.0	$458.5	$15.8
Increase in other financial assets	—	—	(218.3)	(7.5)
Nonmonetary exchange trade-out price	—	(0.8)	(124.7)	(4.3)

Cash received	$194.9	$24.2	$115.5	$4.0

Repurchase of treasury stock	$30,427.5	$—	$—	$—
Decrease in accrued expenses and other current liabilities	3,053.5	—	—	—

Cash paid	$33,481.0	$—	$—	$—

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable and long-term bank loans	$8,222.4	$949.3	$241.4	$8.3

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,126.5	$4,005.3	$1,406.6	$48.3

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 15, 2011)				(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	GENERAL

Taiwan Semiconductor Manufacturing Company, Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, TSMC also engages in the researching, developing, designing, manufacturing and selling of LED lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).
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

The consolidated entities were as follows:

		Percentage of
		Ownership December 31
Name of Investor	Name of Investee	2009	2010	Remark
TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	TSMC Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC Global Ltd. (TSMC Global)	100%	100%	—
	TSMC China Company Limited (TSMC China)	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	99%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	35%	35%	TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.
	Xintec Inc. (Xintec)	41%	41%	TSMC obtained three out of five director positions and has a controlling interest in Xintec.
	TSMC Solar North America, Inc. (TSMC Solar NA)	—	100%	Established in September 2010.
	TSMC Lighting North America, Inc. (TSMC Lighting NA)	—	100%	Established in September 2010.
	TSMC Solar Europe B.V. (TSMC Solar Europe)	—	100%	Established in September 2010.

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2009	2010	Remark
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	100%	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	—

TSMC Development	WaferTech, LLC (WaferTech)	99.9%	100%	—

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	59%	57%	—
	Growth Fund Limited (Growth Fund)	100%	100%	—

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	—

GUC	Global Unichip Corp. NA (GUC-NA)	100%	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—
	Global Unichip Europe B.V. (GUC-Europe)	100%	100%	—
	Global Unichip (BVI) Corp. (GUC- BVI)	100%	100%	—
GUC-BVI	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	—	100%	Established in January 2010.

TSMC Solar Europe	TSMC Solar Europe GmbH	—	100%	Established in December 2010.
The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of December 31, 2010:
TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global and TSMC Development are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA, GUC-Japan, GUC-Europe and GUC-Shanghai are engaged in providing products consulting in North America, Japan, Europe, and China, respectively. GUC-BVI is engaged in investing activities. Xintec is engaged in the provision of wafer packaging service. TSMC Solar NA is engaged in selling and marketing of solar related products. TSMC Lighting NA is engaged in selling and marketing of LED related products. TSMC Solar Europe is engaged in investing activities of solar related business. TSMC Solar Europe GmbH is engaged in the selling and customer service of solar cell modules and related products. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.

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
Cash Equivalents
Repurchase agreements collateralized by government bonds, corporate bonds, agency bonds and corporate issued notes acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.
Financial Assets/Liabilities at Fair Value Through Profit or Loss
Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.
Hedging Derivative Financial Instruments
Hedge derivatives are mainly derivatives instruments that are for cash flow hedge purposes and determined to be an effective hedge. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in shareholders’ equity. The amount recognized in shareholders’ equity is recognized in profit or loss in the same year or year during which the hedged forecast transaction or an asset or liability arising from the hedged forecast transaction affects profit or loss. However, if all or a portion of a loss recognized in shareholders’ equity is not expected to be recovered in the future, the amount that is not expected to be recovered is reclassified into profit or loss.
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
Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer; price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the year the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
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
Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees — the estimated life of the technology or the term of the technology transfer contract; software and system design costs — 2 to 5 years; patent and others — the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.
Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.
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
Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, investments and deposits. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit rating financial institutions. The Company’s sales are primarily denominated in U.S. dollars. Sales to top ten customers represented 53%, 53% and 54% of the consolidated sales for the years ended December 31, 2008, 2009 and 2010, respectively. The Company routinely assesses the financial strength of substantially all customers. The financial condition of the counter-party to investments and deposits is assessed by management on a regular basis.
Fair Values of Financial Instruments
The carrying amount of cash equivalents approximates fair value due to the short period of time to maturity. Fair values of investments in equity or debt securities and derivative financial instruments are based on quoted market prices or pricing models using current market data. Receivables, other financial assets, payables and short-term loans are financial instruments with carrying amounts that approximate fair values. Fair value of long-term loans with floating interest rates is their carrying amount. Fair value of long-term loans with fixed interest rates is the present value of expected cash flows discounted using the interest rate the Company may obtain for similar long-term loans. For the Company’s investment portfolio without immediately available market quotes, management believes that the carrying amount of the portfolio approximates the fair value at December 31, 2009 and 2010.
Earnings Per Share
Earnings per share is computed by dividing income attributable to shareholders of the parent by the weighted-average number of shares outstanding in each year, which is retroactively adjusted for stock dividends until 2008. Earnings per equivalent ADS is calculated by multiplying earnings per share by five (one ADS represents five common shares)
3. U.S. DOLLAR AMOUNTS
The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board, which was NT$29.14 to US$1.00 as of December 30, 2010. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
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
5. CASH AND CASH EQUIVALENTS

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Cash and deposits in banks	$167,449.0	$146,622.9
Repurchase agreements collateralized by government bonds	3,359.8	960.4
Corporate bonds	54.4	151.9
Agency bonds	253.0	151.8
Corporate issued notes	160.1	—

	$171,276.3	$147,887.0

6. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Trading financial assets

Forward exchange contracts	$4.3	$6.9
Cross currency swap contracts	181.8	—

	$186.1	$6.9

Trading financial liabilities

Forward exchange contracts	$—	$19.0

The Company entered into derivative contracts during the years ended December 31, 2009 and 2010 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Millions)
December 31, 2009

Sell US$/buy NT$	February 2010	US$21.3/NT$686.8

December 31, 2010

Sell NT$/buy JPY	January 2011 to February 2011	NT$814.9/JPY2,278.4
Sell EUR/buy US$	February 2011	EUR3.1/US$4.1
Sell RMB/buy US$	May 2011 to June 2011	RMB529.2/US$80.0
Sell US$/buy NT$	January 2011 to March 2011	US$11.8/NT$353.1
Outstanding cross currency swap contracts consisted of the following:

Range of
	Contract Amount	Range of	Interest Rates
Maturity Date	(in Millions)	Interest Rates Paid	Received
December 31, 2009

January 2010 to February 2010	US$750.0/NT$24,201.7	0.24%-0.70%	0.00%-0.38%
For the years ended December 31, 2008, 2009 and 2010, changes in fair value related to derivative financial instruments recognized in earnings was a net loss of NT$1,081.0 million and a net gain of NT$594.7 million and NT$320.7 million, respectively.
7. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Corporate bonds	$7,042.2	$14,871.1
Agency bonds	5,032.0	8,021.2
Publicly traded stocks	574.9	4,634.2
Government bonds	2,341.8	2,014.1
Money market funds	283.7	376.2
Corporate issued notes	303.4	—
Open-end mutual funds	170.0	—

	15,748.0	29,916.8
Current portion	(14,389.9)	(28,883.7)

	$1,358.1	$1,033.1

For the years ended December 31, 2008, 2009 and 2010, the Company recognized impairment on available-for-sale financial assets of NT$934.6 million, NT$201.3 million and nil, respectively.

8. HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Corporate bonds	$15,120.0	$12,843.9
Government bonds	3,378.0	455.5
Structured time deposits	7,000.0	—

	25,498.0	13,299.4
Current portion	(9,944.8)	(4,796.6)

	$15,553.2	$8,502.8

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
	NT$	NT$
(In Millions)
December 31, 2009

Callable domestic deposits	$7,000.0	$4.3	0.36%-0.95%	July 2010 to August 2011 (redeemed by the issuer from February 2010 to July 2010)

9. RECEIVABLES, NET

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Notes receivable	$44.1	$21.2
Accounts receivable	44,593.5	51,008.7

	44,637.6	51,029.9

Allowance for doubtful receivables	(543.3)	(504.0)
Allowance for sales returns and others	(8,724.5)	(7,546.3)

	(9,267.8)	(8,050.3)

	$35,369.8	$42,979.6

Changes in the allowances are summarized as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
		(In Millions)
Allowance for doubtful receivables
Balance, beginning of year	$701.8	$455.7	$543.3
Provision (reversal)	14.9	331.5	(37.0)
Write-off	(261.0)	(243.9)	(2.3)

Balance, end of year	$455.7	$543.3	$504.0

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
		(In Millions)
Allowance for sales returns and others
Balance, beginning of year	$4,089.0	$6,071.0	$8,724.5
Provision	8,825.7	13,913.4	12,093.0
Write-off	(6,843.7)	(11,259.9)	(13,271.2)

Balance, end of year	$6,071.0	$8,724.5	$7,546.3

10. INVENTORIES

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Finished goods	$2,743.5	$5,118.0
Work in process	15,302.0	19,376.4
Raw materials	1,541.6	1,947.4
Supplies and spare parts	1,326.7	1,964.1

	$20,913.8	$28,405.9

Write-down of inventories to net realizable value in the amount of NT$1,660.9 million and NT$900.2 million was included in the cost of sales for the years ended December 31, 2008 and 2010, respectively. The reserve for inventory write-downs in the amount of NT$428.2 million was relieved from the cost of sales for the year ended December 31, 2009 when the related inventory items were scrapped or sold. Inventory losses related to earthquake damage in the amount of NT$191.0 million were classified under non-operating expenses and losses for the year ended December 31, 2010.
11. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2009		2010
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
	NT$		NT$
	(In Millions)		(In Millions)
Common stock
Vanguard International Semiconductor Corporation (VIS)	$9,365.2	37	$9,422.4	38
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,157.2	39	7,120.7	39
Motech Industries Inc. (Motech)	—	—	6,733.4	20
VisEra Holding Company (VisEra Holding)	2,273.1	49	2,522.3	49
Aiconn Technology Corporation (Aiconn)	18.1	42	16.6	43
Mcube Inc. (Mcube)	25.6	70	—	70
Preferred stock
Mcube	32.0	10	—	10

	$17,871.2		$25,815.4

In February 2010, the Company subscribed to 75,316 thousand shares of Motech through a private placement for NT$6,228.7 million; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years is prohibited according to the related regulations.

In September 2009, the Company acquired common stock and preferred stock of Mcube for NT$58.0 million. The Company took both ownership of stock and controlling power into consideration and concluded that the Company did not have controlling interest over Mcube. Accordingly, the Company applied equity method to account for this investment and the related equity in earnings/losses.
For the years ended December 31, 2008, 2009 and 2010, equity in earnings/losses of equity method investees was a net gain of NT$701.5 million, NT$46.0 million and NT$2,298.2 million, respectively. Related equity in earnings/losses of equity method investees were determined based on the audited financial statements, except for Aiconn and Mcube. The Company believes that, had Aiconn and Mcube’s financial statements been audited, any adjustments arising would have had no material effect on the Company’s consolidated financial statements.
As of December 31, 2009 and 2010, the quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method (VIS) was NT$10,114.4 million and NT$9,297.7 million, respectively.
Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
		(In Millions)
Balance, beginning of year	$2,589.7	$1,990.6	$1,391.5
Additions	—	—	2,055.7
Amortization	(599.1)	(599.1)	(955.3)

Balance, end of year	$1,990.6	$1,391.5	$2,491.9

Movements of the difference allocated to goodwill were as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
		(In Millions)
Balance, beginning of year	$1,061.9	$1,061.9	$1,061.9
Additions	—	—	353.7

Balance, end of year	$1,061.9	$1,061.9	$1,415.6

12. HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

December 31,
2010
NT$
(In Millions)
Hedging derivative financial liabilities

Interest rate swap contract	$0.8

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. As of December 31, 2010, the outstanding interest rate swap contract consisted of the following:

Contract Amount		Range of	Range of
NT$		Interest Rates	Interest Rates
(In Million)	Maturity Date	Paid	Received
NT$128.0	August 31, 2012	1.38%	0.56%-0.63%
The adjustment to shareholders’ equity and the amount removed from shareholders’ equity and recognized as a loss as a result of the above interest rate swap contract amounted to NT$0.8 million and NT$0.4 million, respectively.
13. FINANCIAL ASSETS CARRIED AT COST

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Non-publicly traded stocks	$2,899.6	$4,264.9
Mutual funds	163.4	159.3

	$3,063.0	$4,424.2

In June 2010, the Company invested in Stion Corporation (Stion, a United States corporation) for US$50.0 million and obtained Stion’s preferred stock of 7,347 thousand shares with 23.4% of ownership. Stion is engaged in the manufacturing of high-efficiency thin-film solar photovoltaic modules. Due to certain restrictions contained in the investment agreements, the Company does not have the ability to exert significant influence over Stion’s operating and financial policy. Therefore, the investment was classified under financial assets carried at cost.
The common stocks of Leadtrend Technology Corporation, Integrated Memory Logic Limited and Capella Microsystems (Taiwan), Inc. were listed on the Taiwan GreTai Securities Market or Taiwan Stock Exchange in August 2009, May 2010, and June 2010, respectively. Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.
For the years ended December 31, 2008, 2009 and 2010, the Company recognized impairment on financial assets carried at cost of NT$625.5 million, NT$711.9 million and NT$159.8 million, respectively.
14. PROPERTY, PLANT AND EQUIPMENT

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Cost
Land and land improvements	$934.1	$891.2
Buildings	142,294.6	145,966.0
Machinery and equipment	775,653.5	913,155.2
Office equipment	13,667.7	14,856.6
Leased assets	714.4	701.6

	933,264.3	1,075,570.6
Advance payments and construction in progress	34,154.4	86,151.6

	967,418.7	1,161,722.2

		(Continued	)

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Accumulated depreciation
Land and land improvements	$317.6	$328.8
Buildings	81,821.7	90,472.7
Machinery and equipment	600,795.5	671,268.6
Office equipment	10,589.3	10,957.7
Leased assets	219.8	250.4

	693,743.9	773,278.2

Net	$273,674.8	$388,444.0

		(Concluded	)
Depreciation expense on property, plant and equipment was NT$78,736.8 million, NT$78,662.4 million and NT$85,551.4 million for the years ended December 31, 2008, 2009 and 2010, respectively.

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases is from December 2003 to December 2013. The future minimum lease payments as of December 31, 2010 is NT$773.2 million.
15.	DEFERRED CHARGES, NET

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Technology license fees	$3,230.6	$2,455.3
Software and system design costs	1,834.6	2,333.3
Patent and others	1,393.4	1,238.5

	$6,458.6	$6,027.1

Amortization expense on deferred charges was NT$2,716.3 million, NT$2,130.4 million and NT$2,236.7 million for the years ended December 31, 2008, 2009 and 2010, respectively.

As of December 31, 2010, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Amount
NT$
Year	(In Millions)
2011	$2,249.7
2012	1,564.6
2013	896.0
2014	421.7
2015	284.5
2016 and thereafter	610.6

$6,027.1

16.	SHORT-TERM LOANS

December 31,
2010
NT$
(In Millions)
Unsecured loans:
US$874.0 million and EUR114.9 million, due from January 2011 to February 2011, annual interest at 0.38%-1.84%	$31,213.9

17.	BONDS PAYABLE

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Domestic unsecured bonds:
Issued in January 2002 and repayable in 2012, 3.00% interest payable annually	$4,500.0	$4,500.0

18.	LONG-TERM BANK LOANS

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 0.67%-2.70% in 2009 and 0.66%-1.24% in 2010	$788.3	$543.0
US$20.0 million, repayable in full in one lump sum payment in November 2010, annual interest at 0.68%-0.97% in 2009	640.9	—
Repayable from December 2007 in 8 semi-annual installments, fully repaid in June 2010, annual interest at 1.10%-2.42%	98.7	—

	1,527.9	543.0
Current portion	(949.3)	(241.4)

	$578.6	$301.6

Pursuant to the loan agreements, financial ratios calculated based on semi-annual and annual audited financial statements of Xintec must comply with predetermined financial covenants. As of December 31, 2010, Xintec was in compliance with all such financial covenants.

As of December 31, 2010, future principal repayments for the long-term bank loans were as follows:

Amount
NT$
Year of Repayment	(In Millions)
2011	$241.4
2012	241.4
2013	60.2

$543.0

19.	OTHER LONG-TERM PAYABLES

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Payables for acquisition of property, plant and equipment (Note 29j)	$8,355.4	$7,112.2
Payables for royalties	1,252.3	848.6

	9,607.7	7,960.8
Current portion (classified under accrued expenses and other current liabilities)	(4,005.3)	(1,406.6)

	$5,602.4	$6,554.2

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of December 31, 2010, future payments for other long-term payables were as follows:

Amount
NT$
Year of Payment	(In Millions)
2011	$1,406.6
2012	675.7
2013	569.6
2014	5,308.9

$7,960.8

20.	PENSION PLANS

The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, Xintec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada and TSMC Solar NA are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$779.6 million, NT$748.1 million and NT$1,121.7 million (US$38.5 million) for the years ended December 31, 2008, 2009 and 2010, respectively.

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

TSMC, GUC and Xintec use December 31 as the measurement date for their pension plans.

Changes in projected benefit obligation and plan assets for the years ended December 31, 2008, 2009 and 2010 are summarized as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
		(In Millions)
Projected benefit obligation

Balance, beginning of year	$6,043.7	$7,560.8	$6,557.8
Service cost	151.7	166.5	129.7
Interest cost	171.3	150.6	146.7
Plan amendments	(173.7)	—	—
Actuarial loss (gain)	1,396.8	(1,282.3)	2,474.6
Benefits paid	(29.0)	(37.8)	(20.0)

Balance, end of year	$7,560.8	$6,557.8	$9,288.8

Plan assets

Balance, beginning of year	$2,239.0	$2,487.6	$2,661.6
Actual return of plan assets	70.7	17.6	44.4
Employer contribution	206.9	194.2	212.2
Benefits paid	(29.0)	(37.8)	(11.0)

Balance, end of year	$2,487.6	$2,661.6	$2,907.2

Other information of defined benefit plans was as follows:
a.	Components of net periodic pension cost

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
		(In Millions)
Service cost	$151.7	$166.5	$129.7
Interest cost	171.3	150.6	146.6
Projected return on plan assets	(68.4)	(57.3)	(40.9)
Amortization	4.5	29.9	2.2

Net periodic pension cost	$259.1	$289.7	$237.6

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2009 and 2010

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Benefit obligation
Vested benefit obligation	$123.5	$189.0
Nonvested benefit obligation	3,790.6	5,432.7

Accumulated benefit obligation	3,914.1	5,621.7
Additional benefits based on future salaries	2,643.7	3,667.1

Projected benefit obligation	6,557.8	9,288.8
Fair value of plan assets	(2,661.6)	(2,907.2)

Funded status	3,896.2	6,381.6
Unrecognized net transition obligation	(92.8)	(84.2)

		(Continued )

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Prior service cost	$162.0	$154.7
Unrecognized net loss	(168.4)	(2,639.8)

Accrued pension cost	$3,797.0	$3,812.3

Vested benefit	$135.5	$208.2

c.	Actuarial assumptions at December 31, 2009 and 2010

Discount rate used in determining present values	2.25%	1.75%-2.25%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	1.50%-2.00%	2.00%-2.50%
d.	Expected benefit payments

Amount
NT$
Year	(In Millions)
2011	$111.2
2012	35.6
2013	57.2
2014	93.7
2015	141.1
2016 and thereafter	1,442.1
e.	TSMC, GUC and Xintec expect to make contributions to their pension funds in 2011 of NT$215.7 million, NT$2.2 million and NT$2.0 million, respectively.

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
		(In Millions)
f. Contributions to the Funds for the year	$206.9	$194.2	$212.2

g. Payments from the Funds for the year	$29.0	$37.8	$20.0

h.	Plan assets allocation

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2009 and 2010, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

21.	INCOME TAX
a.	Income tax expense consisted of:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
		(In Millions)
Current
Domestic	$8,580.7	$7,499.0	$8,131.6
Foreign	82.8	258.6	159.4

	8,663.5	7,757.6	8,291.0

Deferred
Domestic	2,307.2	(1,700.6)	(327.9)
Foreign	(21.7)	(60.6)	25.4

	2,285.5	(1,761.2)	(302.5)

Income tax expense	$10,949.0	$5,996.4	$7,988.5

b.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
		(In Millions)
Income tax expense based on “income before income tax” statutory rates	$27,970.4	$24,182.9	$30,456.4
The effect of the following:
Tax-exempt income	(9,670.5)	(8,652.0)	(17,410.2)
Temporary and permanent differences	2,122.8	3,136.0	(827.0)
Others	44.1	247.0	—
Additional tax at 10% on unappropriated earnings	13.9	30.7	138.2
Net operating loss carryforwards used	(205.2)	(66.1)	(529.3)
Income tax credits used	(11,109.3)	(9,984.6)	(4,888.0)

Income tax currently payable	$9,166.2	$8,893.9	$6,940.1

c.	Income tax expense consisted of the following:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
		(In Millions)
Income tax currently payable	$9,166.2	$8,893.9	$6,940.1
Income tax adjustments on prior years	(707.3)	(1,159.3)	977.9
Other income tax adjustments	204.6	23.0	373.1
Net change in deferred income tax assets
Investment tax credits	1,060.6	(1,291.1)	(7,129.5)
Net operating loss carryforwards	411.4	59.9	546.2
Temporary differences	(2,129.1)	(1,042.3)	(78.2)
Valuation allowance	2,942.6	512.3	6,358.9

Income tax expense	$10,949.0	$5,996.4	$7,988.5

d.	Net deferred income tax assets consisted of the following:

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Current deferred income tax assets
Investment tax credits	$3,304.1	$4,282.1
Temporary differences
Allowance for sales returns and others	814.5	653.5
Unrealized gain/loss on financial instruments	—	87.7
Others	394.9	488.8
Valuation allowance	(143.2)	(139.0)

	$4,370.3	$5,373.1

Noncurrent deferred income tax assets
Investment tax credits	$12,184.6	$18,336.1
Net operating loss carryforwards	3,440.8	2,735.3
Temporary differences
Depreciation	1,986.4	2,160.3
Others	481.9	414.8
Valuation allowance	(10,105.4)	(16,283.7)

	$7,988.3	$7,362.8

Effective in May 2009 and June 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 25% to 20% and from 20% to 17%, respectively. The last amended income tax rate of 17% is retroactively applied on January 1, 2010. TSMC and its domestic subsidiaries which are subject to the Income Tax Law of the Republic of China recalculated their deferred tax assets in accordance with the new amended Article as well as the related valuation allowance and adjusted the resulting difference as an income tax expense in 2009 and 2010, respectively. The higher valuation allowance in 2010 was primarily attributed to an anticipated increased amount of tax credits expiring unused due to the lower regular corporate income tax rate which has decreased from 25% to 17% from 2010.

Under Article 10 of the Statute for Industrial Innovation (SII) legislated and effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that year. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

As of December 31, 2010, the net operating loss carryforwards generated by WaferTech, TSMC Development and Mutual-Pak would expire on various dates through 2026.

e.	Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of December 31, 2009 and 2010 was NT$369.3 million and NT$1,669.5 million, respectively.

The actual and estimated creditable ratios for distribution of TSMC’s earnings of 2009 and 2010 were 9.85% and 4.70%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

f.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

g.	As of December 31, 2010, investment tax credits of TSMC, GUC, Xintec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable
		Amount	Amount	Expiry
		NT$	NT$	Year
Law/Statute	Item	(In Millions)
Statute for Upgrading Industries	Purchase of machinery and equipment	$114.7	$—	2010
		66.3	66.3	2011
		3,220.4	2,519.9	2012
		6,052.8	6,052.8	2013
		6,369.5	6,369.5	2014

		$15,823.7	$15,008.5

Statute for Upgrading Industries	Research and development expenditures	$1,020.2	$—	2010
		1,192.8	114.4	2011
		2,921.0	2,921.0	2012
		4,523.4	4,523.4	2013

		$9,657.4	$7,558.8

Statute for Upgrading Industries	Personnel training expenditures	$0.7	$—	2010
		20.1	0.8	2011
		32.3	32.3	2012
		17.8	17.8	2013

		$70.9	$50.9

Statute for Industrial Innovation	Research and development expenditures	$2,050.0	$—	2010

h.	The profits generated from the following projects of TSMC, GUC and Xintec are exempt from income tax for a five-year period:

Tax-Exemption Period
Construction and expansion of 2001 by TSMC	2006 to 2010
Construction and expansion of 2003 by TSMC	2007 to 2011
Construction and expansion of 2004 by TSMC	2008 to 2012
Construction and expansion of 2005 by TSMC	2010 to 2014
Construction and expansion of 2003 by GUC	2007 to 2011
Construction and expansion of 2005 and 2006 by GUC	To be determined
Construction and expansion of 2003 by Xintec	2007 to 2011
Construction and expansion of 2002, 2003 and 2006 by Xintec	2010 to 2014
i.	The tax authorities have examined income tax returns of TSMC through 2007. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.
22.	SHAREHOLDERS’ EQUITY
Common Stock, Capital Surplus and Earnings

As of December 31, 2010, 1,096,448 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,482,242 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. In addition, the capital surplus from long-term investment may not be used for any purpose.

Capital surplus consisted of the following:

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Additional paid-in capital	$23,457.8	$23,628.9
From merger	22,805.4	22,805.4
From convertible bonds	8,893.2	8,893.2
From long-term investments	329.6	370.9

	$55,486.0	$55,698.4

As of December 31, 2009 and 2010, retained earnings consisted of:

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Unappropriated earnings	$104,565.0	$178,227.0
Legal capital reserve	77,317.7	86,239.5
Special capital reserve	—	1,313.1

	$181,882.7	$265,779.6

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

TSMC accrued profit sharing to employees as a charge to earnings of certain percentage of net income during the year amounted to NT$6,691.3 million and NT$10,908.3 million for the years ended December 2009 and 2010, respectively; bonuses to directors were accrued with an estimate based on historical experience. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

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

The appropriations of earnings for 2008 and 2009 had been approved in TSMC’s shareholders’ meetings held on June 10, 2009 and June 15, 2010, respectively. The appropriations of earnings of 2010 were approved by the Board of Directors on February 15, 2011. The appropriations of earnings of 2010 have not yet been resolved by the shareholders. The appropriations and dividends per share were as follows:

	Appropriations of Earnings			Dividends Per Share
	For Fiscal	For Fiscal	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2008	Year 2009	Year 2010	Year 2008	Year 2009	Year 2010
	NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
Legal capital reserve	$9,993.3	$8,921.8	$16,160.5
Special capital reserve	(391.9)	1,313.1	5,120.8
Cash dividends to shareholders	76,876.3	77,708.1	77,730.2	3.00	3.00	3.00
Stock dividends to shareholders	512.5	—	—	0.02	—	—

	$86,990.2	$87,943.0	$99,011.5

TSMC’s profit sharing to employees and bonus to directors that will be paid in cash in the amounts of NT$10,908.3 million and NT$51.1 million for the year ended December 31, 2010, respectively, were resolved in the meeting of the Board of Directors held on February 15, 2011. Such amounts were not materially different from the amounts that have been charged against earnings for the year ended December 31, 2010.

The 2010 earnings appropriations related to employee profit sharing and bonus to directors will be resolved by the shareholders. TSMC’s annual shareholders’ meeting is scheduled for June 9, 2011.

TSMC’s profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$6,691.3 million and NT$67.7 million for 2009, respectively, had been approved in the shareholders’ meeting held on June 15, 2010. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 9, 2010. Such amounts were not materially different from the amounts that have been charged against earnings for the year ended December 31, 2009.

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

The shareholders meeting held on June 10, 2009 also resolved to distribute stock dividends out of capital surplus, and stock dividends to shareholders as well as profit sharing to employees to be paid in stock in the amount of NT$768.8 million, NT$512.5 million and NT$7,495.0 million, respectively.

The information about the appropriations of TSMC’s profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

23.	STOCK-BASED COMPENSATION PLANS
TSMC’s Employee Stock Option Plans, consisting of the TSMC 2002 Plan, TSMC 2003 Plan, and TSMC 2004 Plan, were approved by the SFB on June 25, 2002, October 29, 2003 and January 6, 2005, respectively. The maximum number of options authorized to be granted under the TSMC 2002 Plan, TSMC 2003 Plan and TSMC 2004 Plan was 100,000 thousand, 120,000 thousand and 11,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercised. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2010.

Information about TSMC’s outstanding stock options for the years ended December 31, 2008, 2009 and 2010 was as follows:

		Weighted- average
	Number of Options	Exercise Price
	(In Thousands)	(NT$)
Year ended December 31, 2008

Balance, beginning of year	41,875	$35.6
Options granted	767	35.2
Options exercised	(6,027)	37.7
Options canceled	(381)	46.5

Balance, end of year	36,234	35.3

Year ended December 31, 2009

Balance, beginning of year	36,234	$34.0
Options granted	175	34.0
Options exercised	(7,272)	35.8
Options canceled	(327)	46.5

Balance, end of year	28,810	33.5

Year ended December 31, 2010

Balance, beginning of year	28,810	$32.4
Options exercised	(7,372)	33.2
Options canceled	(1)	50.1

Balance, end of year	21,437	32.3

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

As of December 31, 2010, information about TSMC’s outstanding options was as follows:

	Options Outstanding
		Weighted-average
Range of Exercise	Number of Options	Remaining Contractual	Weighted- average
Price (NT$)	(in Thousands)	Life (Years)	Exercise Price (NT$)
$21.7- $30.5	16,438	2.20	$28.2
38.0 - 50.1	4,999	3.91	45.6

	21,437	2.60	32.3

As of December 31, 2010, all of the above outstanding options were exercisable.

GUC’s Employee Stock Option Plans, consisting of the GUC 2002 Plan and GUC 2003 Plan, were approved by its Board of Directors on July 1, 2002 and January 23, 2003, respectively. The maximum number of options authorized to be granted under the GUC 2002 Plan and GUC 2003 Plan was 5,000 and 7,535, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercised. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Moreover, the GUC 2004 Plan, GUC 2006 Plan and GUC 2007 Plan were approved by the SFB on August 16, 2004, July 3, 2006, and November 28, 2007 to grant a maximum of 2,500 options, 3,665 options and 1,999 options, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercised. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option plans are valid for six years. Options of all three plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about GUC’s outstanding stock options for the years ended December 31, 2008, 2009 and 2010 was as follows:

		Weighted-average
		Exercise Prices
	Number of Options	(NT$)
Year ended December 31, 2008

Balance, beginning of year	7,598	$54.1
Options granted	284	13.9
Options exercised	(2,115)	13.3
Options canceled	(210)	156.6

Balance, end of year	5,557	63.8

Year ended December 31, 2009

Balance, beginning of year	5,557	$63.8
Options granted	87	13.6
Options exercised	(1,475)	10.5
Options canceled	(359)	62.2

Balance, end of year	3,810	83.4

Year ended December 31, 2010

Balance, beginning of year	3,810	$83.4
Options exercised	(1,592)	13.7
Options canceled	(431)	143.3

Balance, end of year	1,787	130.9

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by GUC in accordance with the plans.

As of December 31, 2010, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		average	Weighted-		Weighted-
Range of		Remaining	average		average
Exercise Price	Number of	Contractual	Exercise	Number of	Exercise
(NT$)	Options	Life (Years)	Price (NT$)	Options	Price (NT$)
$ 15.3	493	0.67	$15.3	493	$15.3
175.0	1,294	3.00	175.0	646	175.0

	1,787	2.36	130.9	1,139	105.9

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2006 Plan and Xintec 2007 Plan, were approved by the SFB on July 3, 2006 and June 26, 2007, respectively. The maximum number of options authorized to be granted under the Xintec 2006 Plan and Xintec 2007 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercised. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding options for the years ended December 31, 2008, 2009 and 2010 was as follows:

	Number of	Weighted-average
	Options	Exercise Price
	(in Thousands)	(NT$)
Year ended December 31, 2008

Balance, beginning of year	9,642	$15.1
Options exercised	(728)	12.4
Options canceled	(1,472)	15.5

Balance, end of year	7,442	14.8

Year ended December 31, 2009

Balance, beginning of year	7,442	$14.8
Options exercised	(2,552)	13.9
Options canceled	(930)	16.6

Balance, end of year	3,960	14.7

Year ended December 31, 2010

Balance, beginning of year	3,960	$14.7
Options exercised	(1,856)	13.9
Options canceled	(272)	17.3

Balance, end of year	1,832	15.1

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plans.

As of December 31, 2010, information about Xintec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		average	Weighted-		Weighted-
Range of	Number of	Remaining	average	Number of	average
Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)
$12.1- $14.0	793	5.75-6.04	$12.5	664	$12.5
15.2 - 19.1	1,039	6.50-6.69	17.0	497	17.0

	1,832		15.1	1,161	14.4

The requisite service period under the TSMC 2002 Plan, 2003 Plan, and 2004 Plan is 4 years, which is the same as the vesting period. Based on the vesting schedule, 50% of the options vest two years after the date of grant, 25% of the options vest three years after the date of grant, and the remaining 25% of the options vest four years after the date of grant. If employment is terminated voluntarily by an employee or by the Company, any vested options must be exercised within three months of the employment termination date. For the GUC 2002 Plan, 2003 Plan, 2004 Plan, 2006 Plan and 2007 Plan, the requisite service period is also four years, which is the same as the vesting period. Based on the vesting schedule, 50% of the options vest two years after the date of grant and 50% of the options vest four years after the date of grant. If employment is terminated voluntarily by an employee or by the Company, any vested options must be exercised within thirty days of the employment termination date. For the Xintec 2006 Plan and 2007 Plan, the requisite service period is also 4 years, with 50% of the options vested two years after the date of grant, 25% of the options vested three years after the date of grant, and the remaining 25% of the options vested four years after the date of grant. If employment is terminated voluntarily by an employee or by the Company, any vested options must be exercised within three months of the employment termination date.
No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2008, 2009 and 2010. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions at the various grant dates and pro forma results of the Company for the years ended December 31, 2008, 2009 and 2010 would have been as follows:
Assumptions:

TSMC	Expected dividend yield	1.00%-3.44%
	Expected volatility	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%
	Expected life	5 years

GUC	Expected dividend yield	0.00%-0.60%
	Expected volatility	22.65%-45.47%
	Risk free interest rate	2.12%-2.56%
	Expected life	3-6 years

Xintec	Expected dividend yield	0.80%
	Expected volatility	31.79%-47.42%
	Risk free interest rate	1.88%-2.45%
	Expected life	3 years

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
		(In Millions)
Net income attributable to shareholders of the parent:
As reported	$99,933.2	$89,217.8	$161,605.0
Pro forma	100,037.6	88,838.2	161,470.0
(Continued)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
		(In Millions)
Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$3.84	$3.45	$6.24
Pro forma basic EPS	3.84	3.44	6.23
Diluted EPS as reported	3.81	3.44	6.23
Pro forma diluted EPS	3.81	3.43	6.23
(Concluded)
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

24.	EARNINGS PER SHARE

	Amounts (Numerator)		Number of	EPS
	Before	After	Shares	Before	After
	Income Tax	Income Tax	(Denominator)	Income	Income
	NT$	NT$	(In Thousands)	Tax	Tax
	(In Millions)			NT$	NT$
Year ended December 31, 2008

Basic EPS
Earnings available to common shareholders of the parent	$110,847.8	$99,933.2	26,039,186	$4.26	$3.84

Effect of dilutive potential common shares	—	—	195,739

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$110,847.8	$99,933.2	26,234,925	$4.23	$3.81

Year ended December 31, 2009

Basic EPS
Earnings available to common shareholders of the parent	$95,189.8	$89,217.8	25,835,802	$3.68	$3.45

Effect of dilutive potential common shares	—	—	77,319

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$95,189.8	$89,217.8	25,913,121	$3.67	$3.44

Year ended December 31, 2010

Basic EPS
Earnings available to common shareholders of the parent	$169,520.1	$161,605.0	25,905,832	$6.54	$6.24

Effect of dilutive potential common shares	—	—	14,262

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$169,520.1	$161,605.0	25,920,094	$6.54	$6.23

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

The average number of shares outstanding for EPS calculation has been considered for the effect of retroactive adjustment. This adjustment caused each of the basic and diluted after income tax EPS for the year ended December 31, 2008 to decrease from NT$3.86 to NT$3.84 and NT$3.83 to NT$3.81, respectively. This adjustment caused each of the basic and diluted after income tax EPS for the year ended December 31, 2009 to remain at NT$3.45 and NT$3.44, respectively.

25.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	December 31
	2009		2010
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)		(In Millions)
Assets

Financial assets at fair value through profit or loss	$186.1	$186.1	$6.9	$6.9
Available-for-sale financial assets	15,748.0	15,748.0	29,916.8	29,916.8
Held-to-maturity financial assets	25,498.0	25,671.7	13,299.4	13,457.7
Financial assets carried at cost	3,063.0	—	4,424.2	—

Liabilities

Financial liabilities at fair value through profit or loss	—	—	19.0	19.0
Hedging derivative financial liabilities	—	—	0.8	0.8
Bonds payable	4,500.0	4,575.0	4,500.0	4,538.7
Long-term bank loans (including current portion)	1,527.9	1,527.9	543.0	543.0
Other long-term payables (including current portion)	9,607.7	9,607.7	7,960.8	7,960.8
Obligations under capital leases	707.5	707.5	695.0	695.0
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives and structured time deposits are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of the bonds payable was based on their quoted market price.

6)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.
c.	The changes in fair value of derivatives contracts which were outstanding as of December 31, 2008, 2009 and 2010 estimated using valuation techniques were recognized as valuation losses of NT$42.7 million, a net gain of NT$186.1 million and a net loss of NT$12.1 million, respectively.

d.	As of December 31, 2009 and 2010, financial assets exposed to fair value interest rate risk were NT$40,857.3 million and NT$38,589.0 million, respectively; financial liabilities exposed to fair value interest rate risk were NT$13,542.9 million and NT$43,235.6 million, respectively, and financial liabilities exposed to cash flow interest rate risk were NT$1,527.9 million and NT$848.3 million, respectively.

e.	Movements of the unrealized gain or loss on financial instruments for the years ended December 31, 2009 and 2010 were as follows:

	Year Ended December 31, 2009
	From Available-		Gain (Loss) on Cash
	for-sale Financial	Equity Method	Flow
	Assets	Investments	Hedges	Total
	NT$	NT$	NT$	NT$
Balance, beginning of year	$(198.4)	$(88.9)	$—	$(287.3)
Recognized directly in shareholders’ equity	391.8	118.4	—	510.2
Removed from shareholders’ equity and recognized in earnings	230.7	—	—	230.7

Balance, end of year	$424.1	$29.5	$—	$453.6

	Year Ended December 31, 2010
	From Available-		Gain (Loss) on Cash
	for-sale Financial	Equity Method	Flow
	Assets	Investments	Hedges	Total
	NT$	NT$	NT$	NT$
Balance, beginning of year	$424.1	$29.5	$—	$453.6
Recognized directly in shareholders’ equity	250.4	(6.0)	(0.3)	244.1
Removed from shareholders’ equity and recognized in earnings	(588.4)	—	—	(588.4)

Balance, end of year	$86.1	$23.5	$(0.3)	$109.3

f.	Information about financial risk
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and publicly traded stock; therefore, the fluctuations in market interest rates and market price will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates. A protion of the short-term loans and the long-term bank loans were floating-rate loans. Therefore, changes in the market interest rates will result in changes in the interest rate of the long-term bank loans, which will affect future cash flows.

g.	The Company seeks to reduce the effects of future cash flow related interest rate changes by primarily using derivative financial instruments.

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. Information about outstanding interest rate swap contract consisted of the following:

	Hedging	Fair Value	Expected	Expected Timing for the
	Financial	December 31, 2010	Cash Flow	Recognition of Gains
Hedged Item	Instrument	(In Millions)	Generated Period	or Losses from Hedge
Long-term bank loans	Interest rate swap contract	$(0.8)	2010 to 2012	2010 to 2012
26.	RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

b.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method by TSMC.

c.	Others

Related parties over which the Company has significant influence but with which the Company had no material transactions.

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
		(In Millions)
For the year

Sales
VIS	$80.1	$139.5	$223.6
VisEra	30.8	15.5	82.6
Others	1.9	0.3	11.4

	$112.8	$155.3	$317.6

Purchases
VIS	$3,260.2	$3,330.3	$4,959.1
SSMC	4,441.8	3,537.6	4,521.0
Others	0.5	—	39.1

	$7,702.5	$6,867.9	$9,519.2

Manufacturing expenses
VisEra (primarily outsourcing and rent)	$131.4	$82.6	$102.2
VIS (primarily rent)	—	—	10.2

	$131.4	$82.6	$112.4

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
		(In Millions)
Research and development expenses
VisEra	$0.5	$0.4	$12.1
VIS (primarily rent)	—	1.3	12.0
Others	—	—	0.1

	$0.5	$1.7	$24.2

Sales of property, plant and equipment
VIS	$—	$—	$37.0
VisEra	—	1.1	4.4
SSMC	—	—	2.4

	$—	$1.1	$43.8

Purchase of property, plant and equipment and intangible assets
VIS	$—	$—	$109.9

Non-operating income and gains
VIS (primarily technical service income, see Note 29e)	$296.2	$224.8	$267.4
SSMC (primarily technical service income, see Note 29d)	244.9	141.5	198.2
VisEra	101.6	0.1	—

	$642.7	$366.4	$465.6

As of December 31

Other receivables
VIS	$43.0	$81.7	$70.8
SSMC	56.9	39.6	53.8

	$99.9	$121.3	$124.6

Payables
SSMC	$162.8	$238.7	$430.2
VIS	317.9	531.5	428.8
Others	9.2	12.8	8.1

	$489.9	$783.0	$867.1

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The office rental was prepaid by the Company and the facilities rental was paid quarterly. The related rental expenses were classified under research and development expenses and manufacturing expenses.

The Company leased certain factory building from VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and classified under manufacturing expenses.

27.	PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for long-term bank loans, land lease agreements and customs duty guarantee, which were as follows:

	December 31
	2009	2010
Other financial assets	$949.4	$163.5
Property, plant and equipment, net	2,808.0	1,109.3
Other assets	20.0	40.0

	$3,777.4	$1,312.8

28.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land, factory and office premises from the Science Park Administration and Jhongli Industrial Park Service Center. These operating leases expire on various dates from April 2011 to July 2030 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between 2011 and 2018 and can be renewed upon expiration.

As of December 31, 2010, future lease payments were as follows:

Year	Amount
NT$
(In Millions)
2011	$612.4
2012	568.7
2013	537.2
2014	515.3
2015	483.0
2016 and thereafter	3,422.4

$6,139.0

Rent expense for the years ended December 31, 2008, 2009 and 2010 was NT$1,620.6 million, NT$1,293.3 million and NT$1,907.1 million, respectively.

29.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of December 31, 2010, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2010 TSMC had a total of US$22.7 million of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

e.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

f.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200.0 million, which are in addition to the US$135.0 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares on July 5, 2010, representing approximately 7.37% of Semiconductor Manufacturing International Corporation’s total shares outstanding, and recognized settlement income amounting to NT$4,434.4 million.

g.	In June 2010, STC.UNM, the technology transfer arm of the University of New Mexico, filed a complaint in the U.S. International Trade Commission (“USITC”) accusing TSMC and one other company of allegedly infringing a single U.S. patent. Based on this complaint, the USITC initiated an investigation in July 2010. TSMC and STC.UNM have subsequently reached a settlement agreement and, on November 15, 2010, filed a joint motion to terminate the investigation based on the settlement agreement. As a result, the Administrative Law Judge (“ALJ”) assigned to the investigation has made an initial determination to terminate the investigation based on the settlement agreement. The USITC, on December 21, 2010, decided not to review the ALJ’s initial determination, which officially terminates this investigation. The outcome from that settlement agreement is not expected to have a material effect on the Company’s result of operations, financial position and cash flows.

h.	In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. The outcome of this litigation cannot be determined at this time.

i.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing six U.S. patents. This litigation is in its very early stages and therefore the outcome of the case cannot be determined at this time.

j.	The Company entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives.

The related obligation totaled NT$7,112.2 million and NT$8,355.4 million as of December 31, 2010 and 2009, respectively, which is included in other long-term payables.

k.	Amounts available under unused letters of credit as of December 31, 2010 were NT$94.8 million.
30.	OTHERS

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31
	2009		2010
	Foreign Currency	Exchange Rate	Foreign Currency	Exchange Rate
	(In Millions)	(Note)	(In Millions)	(Note)
Financial assets

Monetary assets
USD	$3,649.6	31.99-32.03	$3,944.8	29.13-30.368
EUR	62.7	46.10-46.25	233.2	38.92-40.65
JPY	32,431.0	0.3472-0.3484	29,779.7	0.3582-0.3735
RMB	207.9	4.693	251.3	4.3985-4.61
Non-monetary assets
USD	133.2	32.03	189.3	30.368
HKD	—	—	1,002.1	3.91
Investments accounted for using equity method
USD	249.2	32.03	306.1	30.368

Financial liabilities

Monetary liabilities
USD	886.7	31.99-32.03	2,021.7	29.13-30.368
EUR	74.6	46.10-46.25	265.4	38.92-40.65
JPY	34,661.5	0.3472-0.3484	31,561.6	0.3582-0.3735
RMB	772.9	4.693	566.8	4.3985-4.61
Note: Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

31.	SEGMENT FINANCIAL INFORMATION
a.	Industry financial information

The Company operates in one industry. Therefore, the disclosure of industry financial information is not applicable to the Company.

b.	Geographic information:

Adjustments
	North America		and
	and Others	Taiwan	Elimination	Consolidated
	NT$	NT$	NT$	NT$
(In Millions)
Year ended December 31, 2008
Sales to other than consolidated entities	$193,727.6	$139,430.1	$—	$333,157.7
(Continued)

			Adjustments
	North America		and
	and Others	Taiwan	Elimination	Consolidated
	NT$	NT$	NT$	NT$
		(In Millions)
Sales among consolidated entities	16,280.8	194,731.5	(211,012.3)	—

Total sales	$210,008.4	$334,161.6	$(211,012.3)	$333,157.7

Gross profit	$2,114.1	$140,540.3	$(904.8)	$141,749.6

Operating expenses				(37,314.2)
Non-operating income and gains				10,821.4
Non-operating expenses and losses				(3,784.6)

Income before income tax				$111,472.2

Net income attributable to minority interests				$590.0

Identifiable assets	$122,781.6	$425,545.2	$(29,391.7)	$518,935.1

Long-term investments				39,981.5

Total assets				$558,916.6

Year ended December 31, 2009

Sales to other than consolidated entities	$162,783.5	$132,958.7	$—	$295,742.2
Sales among consolidated entities	11,891.2	163,407.4	(175,298.6)	—

Total sales	$174,674.7	$296,366.1	$(175,298.6)	$295,742.2

Gross profit	$2,004.7	$128,456.5	$(1,132.6)	$129,328.6

Operating expenses				(37,366.7)
Non-operating income and gains				5,653.5
Non-operating expenses and losses				(2,152.8)

Income before income tax				$95,462.6

Net income attributable to minority interests				$248.4

Identifiable assets	$113,023.5	$468,112.3	$(24,285.1)	$556,850.7

Long-term investments				37,845.5

Total assets				$594,696.2

Year ended December 31, 2010

Sales to other than consolidated entities	$222,048.1	$197,489.8	$—	$419,537.9
Sales among consolidated entities	19,158.1	223,707.2	(242,865.3)	—

Total sales	$241,206.2	$421,197.0	$(242,865.3)	$419,537.9

Gross profit	$8,776.1	$199,903.3	$(1,625.8)	$207,053.6

Operating expenses				(47,878.3)
Non-operating income and gains				13,136.1
Non-operating expenses and losses				(2,041.0)

Income before income tax				$170,270.4

			Adjustments
	North America		and
	and Others	Taiwan	Elimination	Consolidated
	NT$	NT$	NT$	NT$
		(In Millions)
Net income attributable to minority interests				$676.9

Identifiable assets	$118,440.2	$593,558.5	$(32,845.3)	$679,153.4

Long-term investments				39,775.5

Total assets				$718,928.9

(Concluded)
c.	Net sales

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
		(In Millions)
Areas
Taiwan	$44,663.5	$40,430.4	$57,486.0
United States	203,998.8	171,989.3	230,790.8
Europe	35,710.6	30,401.4	48,631.6
Asia and others	57,610.5	66,834.5	94,722.5

	341,983.4	309,655.6	431,630.9
Sales returns and allowances	(8,825.7)	(13,913.4)	(12,093.0)

Net sales	$333,157.7	$295,742.2	$419,537.9

The net sales information is presented by billed regions.
d.	Major customers representing at least 10% of gross sales

	Year Ended December 31
	2008		2009		2010
	NT$	%	NT$	%	NT$	%
			(In Millions)
Customer A	$46,523.1	14	$33,025.5	11	$41,022.2	10

Customer B	$30,271.1	9	$31,995.0	10	$37,962.0	9

e.	Net sales by product categories:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
		(In Millions)
Product Category
Wafer fabrication	$295,535.9	$260,386.0	$375,060.8
Mask making	19,081.8	17,333.3	19,796.9
Others	18,540.0	18,022.9	24,680.2

	$333,157.7	$295,742.2	$419,537.9

32.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (R.O.C. GAAP), which differ in the following respects from accounting principles generally accepted in the United States of America (U.S. GAAP):
a.	Marketable securities

Under R.O.C. GAAP, effective January 1, 2006, the Company adopted R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement,” and No. 36, “Financial Instruments: Disclosure and Presentation”. Financial instruments including debt securities and equity securities are categorized as financial assets or liabilities at fair value through profit or loss (FVTPL), available-for-sale or held-to-maturity securities. FVTPL has two sub-categories, financial assets designated on initial recognition as one to be measured at fair value, and those that are classified as held for trading, which are also measured at fair value with fair value changes recognized in profit and loss. These classifications are similar to those required by the U.S. GAAP guidance relating to accounting for certain investments in debt and equity securities.

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

Prior to 2005, under R.O.C. GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no use were written down to fair value and recorded as either idle assets or assets held for disposition. R.O.C. GAAP did not provide guidelines for impairment of assets that could be used in the business. Effective January 1, 2005, the Company is required to recognize an impairment loss when an indication is identified that the carrying amount of an asset or a group of assets is not recoverable from the expected discounted future cash flows. However, if the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. The adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized. Accordingly, the depreciation basis of long-lived assets impaired prior to January 1, 2005 under U.S. GAAP is different from the depreciation basis under R.O.C. GAAP.

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

Effective January 1, 2002, the Company adopted the U.S. GAAP guidance relating to goodwill and other intangible assets and ceased amortization of goodwill which is now assessed for impairment annually or more frequently if impairment indicators arise. In accordance with the U.S. GAAP guidance relating to goodwill and other intangible assets, the Company had completed its goodwill impairment test at the reporting unit level and found no impairment as of December 31, 2008, 2009 and 2010.

Effective January 1, 2005, the Company adopted R.O.C. SFAS No. 35, “Accounting for Impairment of Assets” which required the Company to evaluate impairment of an asset group, including goodwill allocated to such group. The Company found no impairment as of December 31, 2008, 2009 and 2010. Effective January 1, 2006, the Company adopted R.O.C. SFAS No. 25 (revised 2005), “Business Combinations” which is similar to U.S. GAAP guidance relating to goodwill and other intangible assets. Upon adoption of R.O.C. SFAS No. 25, the Company ceased amortization of goodwill which is now assessed for impairment in accordance with the provisions of the standard and R.O.C. SFAS No. 35.

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

Prior to January 1, 2008, the Company recorded two separate U.S. GAAP reconciling adjustments relating to profit sharing to employees and bonus to directors and supervisors each year. The first reconciling adjustment, referred to as “Profit sharing to employees and bonus to directors and supervisors — current year accrual,” recorded the full profit sharing earned in the current year, in an amount equal to the product of the total net income for the current year multiplied by the percentage set forth based on management’s estimate pursuant to TSMC’s Articles of Incorporation. The second reconciling adjustment, referred to as “Fair market value adjustment of prior year accrual,” was made in the following year to record the additional compensation expense for prior-year profit sharing paid in stock, which is measured at the fair market value on the date of stock distribution.

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

Accordingly, for the year ended December 31, 2008, the Company was no longer required to record the first reconciling adjustment as referred above. However, the Company still recorded the second reconciling adjustment to reflect the additional compensation expense recognized in 2008 for 2007 profit sharing in stock , which was measured at the fair market value on the date of stock distribution. For the year ended December 31, 2009, the only U.S. GAAP reconciling adjustment for the profit sharing in stock is the difference of the market value of TSMC’s common stock between the date of stock distribution and the date before the shareholders’ meeting. For the year ended December 31, 2010, as all the profit sharing to employees was paid in cash, no U.S. GAAP reconciling adjustment for profit sharing in stock was required.

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

R.O.C. SFAS No. 18 is similar in many respects to U.S. GAAP and was adopted by the Company in 1996. However, R.O.C. SFAS No. 18 does not require a company to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in the statement of financial position. Due to the GAAP difference in pension accounting, there were adjustments to U.S. GAAP for the current year pension expense and other comprehensive income.

The difference of the overfunded or underfunded status at the date of adoption and hereafter give rise to a U.S. GAAP difference in the actuarial computation and the related amortization.

h.	Stock-based compensation

Under U.S. GAAP, effective January 1, 2006, the Company adopted the fair value recognition provisions to account for share-based payments, and applied the modified prospective transition method and therefore has not restated the results for prior periods. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 included compensation expense for all unvested stock-based compensation awards granted prior to January 1, 2006 that were expected to vest, based on the grant-date fair value or the intrinsic value described in the next paragraph. Upon an employee’s termination, unvested awards are forfeited, which affects the quantity of options to be included in the calculation of stock-based compensation expense. Forfeitures do not include vested options that expire unexercised. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 was based on the grant-date fair value. The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally the option vesting term of four years. See Note 33d for additional stock-based compensation disclosures.

Certain characteristics of the stock options granted under the TSMC 2002 Plan and GUC 2004 Plan are not reasonably estimable using appropriate valuation methodologies and have been accounted for using the variable accounting method under U.S. GAAP. Such method requires the Company to account for these stock options based on their intrinsic value, remeasured at each reporting date through the date of exercise or settlement, which gives rise to a R.O.C. GAAP difference in the recognition of stock-based compensation expense.

Under R.O.C. GAAP, employee stock option plans that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the ARDF. The Company adopted the intrinsic value method and any compensation expense determined using this method is recognized over the vesting period. No stock-based compensation expense was recognized under R.O.C. GAAP for the years ended December 31, 2008, 2009 and 2010.

Effective January 1, 2008, the Company adopted SFAS No. 39, “Accounting for Share-based Payment,” which is similar in many respects to U.S. GAAP and requires companies to record share-based payment transactions in the financial statements at fair value for the employee stock option plans that were granted or modified after December 31, 2007. The Company did not grant or modify employee stock options since January 1, 2008.

i.	Earnings per share

Under R.O.C. GAAP, earnings per share is calculated as described in Notes 2 and 24. Under U.S. GAAP, earnings per share is calculated by dividing net income by the average number of shares outstanding in each period, adjusted retroactively for any stock dividends issued and stock splits subsequently. Other shares issued from unappropriated earnings, such as profit sharing to employees in stock, are included in the calculation of weighted-average number of shares outstanding from the date of issuance.

Under both R.O.C. GAAP and U.S. GAAP, the unvested stock options are included in the diluted EPS calculation using the treasury stock method if the inclusion of such would be dilutive. However, the calcuation of shares using the treasury stock method is different between U.S. GAAP and R.O.C. GAAP.

In applying the treasury stock method, the assumed proceeds shall be the sum of (a) the exercise price, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits that would be credited to additional paid-in capital assuming exercise of the options. However, as the amount of stock-based compensation recognized is different between R.O.C. GAAP and U.S. GAAP described in Note 32h above, the number of shares included in the denominator of the diluted EPS calculation will be different from that under R.O.C. GAAP. Earnings per equivalent American Depository Share (ADS) is calculated by multiplying earnings per share by five (one ADS represents five common shares).

j.	Consolidated entities

Under R.O.C. GAAP, the Company adopted R.O.C. SFAS No. 7, “Consolidated Financial Statements,” which requires that the accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation. Partially owned, non-controlled equity investees are accounted for under the equity method.

U.S. GAAP has two different models for determining whether consolidation is appropriate. If a reporting entity has a variable interest in another entity that meets the definition of a variable interest entity (VIE), the VIE model should be applied. Under this model, consolidation is based on which interest holder has the power to direct the activities that most significantly impact the VIE’s economics and has the right to receive benefits or the obligation to absorb the losses that could potentially be significant to the VIE. However, if a reporting entity has an interest in an entity that is not considered a VIE, consolidation is based on whether the reporting enterprise has a controlling financial interest in the entity (i.e. the majority voting interest requirement) which is similar to R.O.C. GAAP.

The following reconciles consolidated net income and shareholders’ equity under R.O.C. GAAP as reported in the consolidated financial statements to the consolidated net income and shareholders’ equity determined under U.S. GAAP, giving effect to the differences listed above.

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions Except Per Share Amounts)
Net income

Consolidated net income based on R.O.C. GAAP	$100,523.2	$89,466.2	$162,281.9	$5,569.0

Adjustments:
1. Realization of unrealized loss on marketable securities	(98.0)	—	—	—
2. U.S. GAAP adjustments on equity- method investees	(16.4)	(6.3)	(7.0)	(0.2)
3. Reversal of depreciation on assets impaired under U.S. GAAP	675.6	—	—	—
4. 10% tax on undistributed earnings	983.4	966.9	2,208.4	75.8
5. Profit sharing to employees and bonus to directors and supervisors
5-1. Current year accrual	—	—	—	—
5-2. Fair market value adjustment of prior year accrual	(20,369.3)	(648.1)	—	—
6. Pension expense	4.3	3.9	4.2	0.1
7. Stock-based compensation	215.7	(559.1)	(179.7)	(6.1)
Income tax effect of U.S. GAAP adjustments	(96.3)	69.9	12.6	0.4

Net adjustment	(18,701.0)	(172.8)	2,038.5	70.0

(Continued)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	NT$ (Note 3)
	(In Millions Except Per Share Amounts)
Consolidated net income based on U.S. GAAP	$81,822.2	$89,293.4	$164,320.4	$5,639.0

Attributable to
Shareholders of the parent	$81,473.2	$89,102.2	$163,638.6	$5,615.6
Noncontrolling interests	349.0	191.2	681.8	23.4

	$81,822.2	$89,293.4	$164,320.4	$5,639.0

Earnings per common share based on U.S. GAAP
Basic	$3.15	$3.45	$6.32	$0.22

Diluted	$3.13	$3.44	$6.31	$0.22

Earnings per ADS
Basic	$15.77	$17.24	$31.58	$1.08

Diluted	$15.65	$17.19	$31.57	$1.08

Number of weighted average shares outstanding under U.S. GAAP (in thousands)
Basic	25,826,062	25,835,802	25,905,832

Diluted	26,021,801	25,913,121	25,920,094

(Concluded)

	December 31
	2009	2010
	NT$	NT$	US$ (Note 3)
	(In Millions)
Shareholders’ equity

Total shareholders’ equity based on R.O.C. GAAP	$499,048.5	$578,704.4	$19,859.5

Adjustments:
1. U.S. GAAP adjustments on equity-method investees	(449.9)	(516.3)	(17.8)
2. Impairment of long-lived assets
2-1.Loss on impairment of assets	(10,439.1)	(9,897.5)	(339.7)
2-2.Reversal of depreciation on assets impaired under U.S. GAAP	10,439.1	9,897.5	339.7
3. 10% tax on undistributed earnings	(3,588.0)	(1,379.6)	(47.3)
4. Goodwill
4-1.Carrying amount difference from 68% equity interest in TASMC’s share acquisition	52,212.7	52,212.7	1,791.8
4-2.Reversal of amortization of goodwill recognized under R.O.C. GAAP	(11,318.9)	(11,499.1)	(394.6)
5. Pension benefits
5-1.Accrued pension cost	(31.7)	(27.5)	(0.9)
5-2.Accrual for deferred pension loss	(10.7)	(2,477.7)	(85.1)
Income tax effect of U.S. GAAP adjustments	134.3	139.3	4.8

Net adjustment	36,947.8	36,451.8	1,250.9

Total equity based on U.S. GAAP	$535,996.3	$615,156.2	$21,110.4

(Continued)

	December 31
	2009	2010
	NT$	NT$	NT$ (Note 3)
	(In Millions)
Attributable to
Shareholders of the parent	$532,042.8	$610,596.7	$20,953.9
Noncontrolling interests	3,953.5	4,559.5	156.5

	$535,996.3	$615,156.2	$21,110.4

(Concluded)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)
Changes in equity based on U.S. GAAP
Balance, beginning of year	$516,822.1	$515,060.3	$535,996.3	$18,393.8
Net income for the year	81,822.2	89,293.4	164,320.4	5,639.0
Unrealized gain (loss) on available-for-sale marketable securities and hedging derivative financial instruments
TSMC	(728.2)	622.5	(338.3)	(11.6)
Equity-method investees	(142.1)	118.4	(6.0)	(0.2)
Noncontrolling interests	(17.0)	6.0	4.0	0.1
Common shares issued as profit sharing to employees
TSMC	24,213.8	8,152.3	—	—
Equity-method investees	52.0	(0.2)	—	—
Noncontrolling interests	214.0	(9.2)	—	—
Adjustment arising from changes of ownership percentage in investees
TSMC	(137.1)	115.5	41.3	1.4
Equity-method investees	(1.8)	(1.9)	(3.7)	(0.1)
Noncontrolling interests	11.8	(39.0)	4.4	0.2
Translation adjustments
TSMC	1,554.0	(2,247.8)	(4,776.5)	(163.9)
Equity-method investees	62.9	(93.9)	(187.9)	(6.5)
Noncontrolling interests	(68.8)	39.8	86.2	3.0
Treasury stock repurchased by the Company	(30,427.5)	—	—	—
Cash dividends received by subsidiaries from parent company	102.3	—	—	—
Cash dividends to common shareholders	(76,881.3)	(76,876.3)	(77,708.1)	(2,666.7)
Stock-based compensation
TSMC	(218.6)	480.7	172.4	5.9
Equity-method investees	(34.0)	8.2	(7.8)	(0.3)
Noncontrolling interests	2.8	78.3	7.3	0.3
Issuance of stock from exercising stock options	227.2	260.5	244.8	8.4
Changes in actuarial gain (loss) and transition Obligation
TSMC	(1,201.4)	1,278.2	(2,467.0)	(84.7)
Equity-method investees	(52.3)	35.3	(47.8)	(1.6)
Decrease in noncontrolling interests	(114.7)	(284.8)	(177.8)	(6.1)

Balance, end of year	$515,060.3	$535,996.3	$615,156.2	$21,110.4

Attributable to
Shareholders of the parent	$511,089.2	$532,042.8	$610,596.7	$20,953.9
Noncontrolling interests	3,971.1	3,953.5	4,559.5	156.5

	$515,060.3	$535,996.3	$615,156.2	$21,110.4

The following U.S. GAAP condensed balance sheets as of December 31, 2009 and 2010, and statements of operations for the years ended December 31, 2008, 2009 and 2010 have been derived from the audited consolidated financial statements and reflect the adjustments presented above.

Certain accounts have been reclassified to conform to U.S. GAAP. Technical service income is included in sales with the related costs included in cost of sales. Casualty loss recorded in non-operating expense was reclassified under cost of sales. Gains or losses on disposal of property, plant and equipment and other assets, rental income with related costs, impairment losses on idle assets and certain other items in non-operating income (expense) are included in operating expenses.

	December 31
	2009	2010
	NT$	NT$	US$ (Note 3)
	(In Millions)
Assets
Current assets	$259,803.7	$261,519.3	$8,974.6
Long-term investments	37,395.6	39,259.2	1,347.2
Property, plant and equipment, net	273,674.8	388,444.0	13,330.3
Goodwill	46,825.1	46,418.5	1,593.0
Other assets	17,575.3	23,624.5	810.7

Total assets	$635,274.5	$759,265.5	$26,055.8

Liabilities
Current liabilities	$82,721.3	$124,570.7	$4,274.9
Long-term liabilities	11,388.5	12,050.8	413.5
Other liabilities	5,168.4	7,487.8	257.0
Equity attributable to shareholders of the parent	532,042.8	610,596.7	20,953.9
Noncontrolling interests	3,953.5	4,559.5	156.5

Total liabilities and equity	$635,274.5	$759,265.5	$26,055.8

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)
Net sales	$334,339.6	$296,109.2	$419,988.4	$14,412.8
Cost of sales	203,733.9	167,122.5	212,772.1	7,301.7

Gross profit	130,605.7	128,986.7	207,216.3	7,111.1
Operating expenses	44,423.4	37,626.6	48,433.6	1,662.0

Income from operations	86,182.3	91,360.1	158,782.7	5,449.1
Non-operating income, net	5,701.9	2,892.9	11,305.2	387.9

Income before income tax	91,884.2	94,253.0	170,087.9	5,837.0
Income tax expense	10,062.0	4,959.6	5,767.5	198.0

Net income	$81,822.2	$89,293.4	$164,320.4	$5,639.0

Net income attributable to shareholders of the parent	$81,473.2	$89,102.2	$163,638.6	$5,615.6

Net income attributable to noncontrolling interests	$349.0	$191.2	$681.8	$23.4

The Company reports comprehensive income (loss) in accordance with the guidance related to reporting comprehensive income for U.S. GAAP purposes. The guidance related to reporting comprehensive income requires that in addition to net income (loss), a company should report other comprehensive income (loss) consisting of the changes in equity of the company during the year from transactions and other events and circumstance from nonowner sources. It includes all changes in equity during the year except those resulting from investments by shareholders and distribution to shareholders. The components of other comprehensive income for the Company consist of unrealized gains and losses relating to the translation of financial statements maintained in foreign currencies, unrealized gains and losses relating to the Company’s investments in available-for-sale securities and hedging derivative financial instruments and changes in actuarial gain or loss and transition obligation of the defined benefit pension plan.

Statements of comprehensive income for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)
Consolidated net income based on U.S. GAAP	$81,822.2	$89,293.4	$164,320.4	$5,639.0

Other comprehensive income (loss), net of tax:
Adjustment of unrealized gain (loss) on financial instruments, net of tax benefit of nil for 2008 and 2009, and NT$87.7 million for 2010
TSMC	(728.2)	622.5	(338.3)	(11.6)
Equity-method investees	(142.1)	118.4	(6.0)	(0.2)
Noncontrolling interests	(17.0)	6.0	4.0	0.1
Translation adjustments, net of tax expense of nil
TSMC	1,554.0	(2,247.8)	(4,776.5)	(163.9)
Equity-method investees	62.9	(93.9)	(187.9)	(6.5)
Noncontrolling interests	(68.8)	39.8	86.2	3.0
Changes in actuarial gain /loss and transition obligation, net of tax expense of nil
TSMC	(1,201.4)	1,278.2	(2,467.0)	(84.7)
Equity-method investees	(52.3)	35.3	(47.8)	(1.6)

Consolidated comprehensive income	$81,229.3	$89,051.9	$156,587.1	$5,373.6

Attributable to
Shareholders of the parent	$80,966.1	$89,462.2	$155,815.1	$5,347.1
Noncontrolling interests	263.2	(410.3)	772.0	26.5

	$81,229.3	$89,051.9	$156,587.1	$5,373.6

The components of accumulated other comprehensive income (loss) of the parent were as follows:

	December 31
	2009	2010
	NT$	NT$	US$ (Note 3)
	(In Millions)
Cumulative translation adjustment	$(1,925.9)	$(6,890.3)	$(236.5)
Unrealized gain on financial instruments	453.6	109.3	3.8
Actuarial gain or loss and transition obligation	3.3	(2,511.5)	(86.2)

Total accumulated other comprehensive loss	$(1,469.0)	$(9,292.5)	$(318.9)

The Company applies R.O.C. SFAS No. 17, “Statement of Cash Flows.” Its objectives and principles are similar to those set out under U.S. GAAP. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in deferred charges, refundable deposits and other assets-miscellaneous, and cash flows from financing activities for changes in guarantee deposits, and profit sharing to employees in cash, directors and supervisors are reclassified to operating activities under the guidance related to statement of cash flows. Summarized cash flow data by operating, investing and financing activities in accordance with the guidance related to statement of cash flows are as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)
Net cash inflow (outflow) from:
Operating activities	$214,396.6	$159,019.1	$222,028.4	$7,619.3
Investing activities	(5,820.2)	(95,999.6)	(194,871.7)	(6,687.4)
Financing activities	(110,517.5)	(84,992.7)	(48,404.8)	(1,661.1)

Change in cash and cash equivalents	98,058.9	(21,973.2)	(21,248.1)	(729.2)
Cash and cash equivalents at the beginning of year	94,986.5	194,613.8	171,276.3	5,877.7
Effect of exchange rate changes	1,568.4	(1,364.3)	(2,141.2)	(73.4)

Cash and cash equivalents at the end of year	$194,613.8	$171,276.3	$147,887.0	$5,075.1

33.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP
a.	Recent accounting pronouncements

In June 2009, the FASB issued new guidance relating to the transfer of financial assets. The new guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. It also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. The adoption of the new guidance did not have a material effect on the Company’s result of operations and cash flows for the year ended December 31, 2010, and financial position as of December 31, 2010.

In June 2009, the FASB issued new guidance to improve financial reporting by enterprises involved with variable interest entities (VIE). The new guidance modifies the approach for determining the primary beneficiary of a variable interest entity (“VIE”). Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. Based on the Company’s analysis, the adoption of the new guidance did not result in the identification of additional VIEs where the Company is the primary beneficiary.

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

In January 2010, the FASB issued an accounting update that amended guidance and clarified the disclosure requirements about fair market value measurement. These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities. Except for the detailed disclosures of changes in Level 3 items, which will be effective for the Company as of January 1, 2011, the remaining new disclosure requirements were effective for the Company as of January 1, 2010. The Company has included these new disclosures, as applicable, in Note 33b below.

In January 2010, the FASB issued an accounting update to clarify the scope of decrease in ownership provisions of ASC 810-10 and expands the disclosures required upon deconsolidation of a subsidiary. This guidance requires retrospective application for the Company for the year ended December 31, 2009. The adoption of the guidance did not have a material effect on the Company’s results of operations and cash flows for the years ended December 31, 2009 and 2010, and financial position as of December 31, 2009 and 2010.

In December 2010, the FASB issued an accounting update requiring that supplemental pro forma information disclosures pertaining to acquisitions be presented as if the business combination(s) occurred as of the beginning of the prior annual accounting period when comparative financial statements are presented. This guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective for business combinations consummated in periods beginning after December 15, 2010. The Company will make the required disclosures prospectively from the date of the adoption for any material business combinations or series of immaterial business combinations that are material in the aggregate.
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

The Company uses quoted prices in active markets for identical assets to determine fair value for our Level 1 investments such as corporate bonds, agency bonds, publicly traded stocks, government bonds, money market funds and open-end mutual-funds.

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

The following table presents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2010:

	Level 1	Level 2	Level 3	Total
December 31, 2009	NT$	NT$	NT$	NT$
		(In Millions)
Derivative financial assets
Forward and Cross currency swap contract	$—	$186.1	$—	$186.1

Marketable securities — available-for-sale
Corporate bonds	7,042.2	—	—	7,042.2
Agency bonds	5,032.0	—	—	5,032.0
Government bonds	2,341.8	—	—	2,341.8
Publicly traded stocks	574.9	—	—	574.9
Corporate issued notes	303.4	—	—	303.4
Money market funds	283.7	—	—	283.7
Open-end mutual funds	170.0	—	—	170.0

Total	$15,748.0	$186.1	$—	$15,934.1

	Level 1	Level 2	Level 3	Total
December 31, 2010	NT$	NT$	NT$	NT$
		(In Millions)
Assets
Derivative financial assets
Forward contract	$—	$6.9	$—	$6.9

Marketable securities — available-for-sale
Corporate bonds	14,871.1	—	—	14,871.1
Agency bonds	8,021.2	—	—	8,021.2
Publicly traded stocks	4,634.2	—	—	4,634.2
Government bonds	2,014.1	—	—	2,014.1
Money market funds	376.2	—	—	376.2

Total	$29,916.8	$6.9	$—	$29,923.7

Liabilities
Derivative financial liabilities
Forward contract	$—	$19.0	$—	$19.0

The table below sets out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized during the years ended December 31, 2009 and 2010:

Total Loss
	December 31,				(Refer to
	2009	Level 1	Level 2	Level 3	Note 13)
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Assets
Financial assets carried at cost	$3,063.0	$—	$—	$3,063.0	$(711.9)

Total Loss
	December 31,				(Refer to
	2010	Level 1	Level 2	Level 3	Note 13)
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Assets
Financial assets carried at cost	$4,424.2	$—	$—	$4,424.2	$(159.8)

Financial assets carried at cost consist primarily of non-publicly traded stocks. The Company reviews the carrying values of financial assets carried at cost when impairment indicators are present. Due to the absence of quoted market prices, the fair values are determined significantly based on management judgment with the best information available. The Company calculates these fair values using the market approach which includes recent financing activities, valuation of comparable companies, technology development stage, market condition and other economic factors as their inputs.

c.	Marketable securities

As of December 31, 2009 and 2010, the marketable securities by category were as follows:

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Marketable securities — available-for-sale	$15,748.0	$29,916.8
Marketable securities — held-to-maturity	25,498.0	13,299.4
The Company uses the average cost method for available-for-sale securities when determining their cost basis. Proceeds from sales of available-for-sale securities for the years ended December 31, 2008, 2009 and 2010 were NT$138,515.0 million, NT$36,040.0 million and NT$37,816.3 million, respectively. The company’s gross realized gains on the sale of marketable securities for the years ended December 31, 2008, 2009 and 2010 were NT$1,021.7 million, NT$504.7 million and NT$749.5 million, respectively. The Company’s gross realized losses on the sale of marketable securities for the years ended December 31, 2008, 2009 and 2010 were NT$482.5 million, NT$525.0 million and NT$146.2 million, respectively.

As of December 31, 2009 and 2010, available-for-sale and held-to-maturity securities of the Company were as follows:

	December 31, 2009
		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	NT$	NT$	NT$	NT$
		(In Millions)
Available-for-sale securities
Corporate bonds	$7,004.3	$54.9	$(17.0)	$7,042.2
Agency bonds	5,051.1	0.3	(19.4)	5,032.0
Government bonds	2,381.6	0.1	(39.9)	2,341.8
Corporate issued notes	303.4	—	—	303.4
Money market funds	283.7	—	—	283.7
Open-ended mutual funds	170.0	—	—	170.0
Publicly traded stocks	119.1	455.8	—	574.9

	$15,313.2	$511.1	$(76.3)	$15,748.0

Held-to-maturity securities
Corporate bonds	$15,120.0	$176.8	$(5.9)	$15,290.9
Structured time deposits	7,000.0	0.1	(3.1)	6,997.0
Government bonds	3,378.0	28.6	(22.8)	3,383.8

Total	$25,498.0	$205.5	$(31.8)	$25,671.7

	December 31, 2010
		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	NT$	NT$	NT$	NT$
		(In Millions)
Available-for-sale securities
Corporate bonds	$14,859.9	$81.8	$(70.6)	$14,871.1
Agency bonds	8,038.7	9.7	(27.2)	8,021.2
Publicly traded stocks	4,622.3	528.0	(516.1)	4,634.2
Government bonds	2,006.7	10.7	(3.3)	2,014.1
Money market funds	376.2	—	—	376.2

	$29,903.8	$630.2	$(617.2)	$29,916.8

Held-to-maturity securities
Corporate bonds	$12,843.9	$182.7	$(25.3)	$13,001.3
Government bonds	455.5	0.8	—	456.3

Total	$13,299.4	$183.5	$(25.3)	$13,457.6

The following table shows the fair value and gross unrealized losses of the marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that such securities have been in a continuous unrealized loss position as of December 31, 2010:

	Less than 12 Months		12 Months or Greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	NT$	NT$	NT$	NT$	NT$	NT$
			(In Millions)
Available-for-sale securities
Corporate bonds	$3,941.6	$(18.7)	$4,303.4	$(51.9)	$8,245.0	$(70.6)
Agency bonds	2,782.6	(17.3)	1,625.7	(9.9)	4,408.3	(27.2)
Publicly traded stocks	3,918.3	(516.1)	—	—	3,918.3	(516.1)
Government bonds	333.3	(3.3)	—	—	333.3	(3.3)

Total	$10,975.8	$(555.4)	$5,929.1	$(61.8)	$16,904.9	$(617.2)

Held-to-maturity securities
Corporate bonds	$2,603.2	$(25.2)	$242.8	$(0.1)	$2,846.0	$(25.3)

The gross unrealized losses related to bonds and publicly traded stock were due to fair value fluctuations. The Company presently does not intend to sell the above securities and believes that it is not more likely than not that the Company will be required to sell these securities that are in an unrealized loss position before recovery of the Company’s cost.

As of December 31, 2010, the amortized cost and fair value of the Company’s available-for-sale and held-to-maturity investments in debt securities by contractual maturity were as follows:

	Cost	Fair Value
	NT$	NT$
	(In Millions)
Available-for-sale securities
Due in one year or less	$3,033.0	$3,019.3
Due after one year through two years	17,887.7	17,911.4
Due after two years through five years	891.8	893.3
Due after five years	3,092.8	3,082.4

Total	$24,905.3	$24,906.4

Held-to-maturity securities
Due in one year or less	$4,796.6	$4,829.8
Due after one year through two years	8,502.8	8,627.8

Total	$13,299.4	$13,457.6

d.	Stock-based compensation plans

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

Please refer to Note 23 of the Consolidated Financial Statements for other general terms of TSMC’s, GUC’s and Xintec’s Employee Stock Option Plans, such as the maximum contractual term and the number of shares authorized for each stock option plan, as well as the supplemental information such as outstanding options as of December 31, 2010.

The weighted average remaining aggregate intrinsic value and contractual term of options under the foregoing plans as of December 31, 2010 were as follows:

		Weighted
		Average
		Remaining
	Aggregate	Contractual
	Intrinsic Value	Term
	NT$	(In Years)
	(In Millions)
TSMC:
Options outstanding	830.6	2.6
Options exercisable	830.6	2.6

GUC:
Options outstanding	52.6	2.4
Options exercisable	52.6	2.0

Xintec:
Options outstanding	5.2	6.3
Options exercisable	4.0	6.2

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between TSMC’s or GUC’s stock closing price on the last trading date of the year ended December 31, 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010.

The number of options expected to vest for the years ended December 31, 2009 and 2010 was 4,939 thousand shares and 1,061 thousand shares, respectively.

Total intrinsic value of options exercised in the years ended December 31, 2009 and 2010 was NT$379.7 million and NT$412.3 million, respectively. Total fair value of options vested, net of taxes, during the years ended December 31, 2009 and 2010 was NT$177.1 million and NT$69.2 million, respectively.

As of December 31, 2010, there was NT$10.0 million of unrecognized compensation cost related to stock-based compensation plans. The unrecognized compensation cost is expected to be recognized over a weighted average period of 0.7 years.

e.	Uncertainty in income taxes

On January 1, 2007, the Company adopted new guidance related to accounting for uncertainty in income taxes, which clarifies the accounting for uncertainty in income taxes by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This guidance also provides rules guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of this guidance, the Company did not recognize any cumulative effect adjustment impacting retained earnings as of the beginning of fiscal year 2007. As of December 31, 2009 and 2010, there was no material uncertain tax positions or unrecognized tax benefits identified by the Company. The Company does not expect there will be any significant change in this uncertain tax position or unrecognized tax benefits within 12 months of the reporting date.

f.	Settlement income

Settlement income of NT$951.2 million, NT$1,464.9 million and NT$6,939.8 million was recognized in the years ended December 31, 2008, 2009 and 2010, respectively, under the settlement agreement with Semiconductor Manufacturing International Corporation (SMIC). The dispute settlement is not a component of the activities that constitute the Company’s ongoing major or central operations and therefore is classified as non-operating income.

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