Form 20-F
period 2011-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2012-04-13
CIK 1046179

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14700

台灣積體電路製造股份有限公司

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

As of December 31, 2011, 25,916,222,575 Common Shares, par value NT$10 each were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes    ✓   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes          No     ✓

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    ✓   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes          No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer    ✓             Accelerated Filer                   Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other ✓

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17         Item 18   ✓

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes          No   ✓

*	Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American Depositary Shares representing such Common Shares

Taiwan Semiconductor Manufacturing Company Limited

i

Page

EX-12.1 CERTIFICATION OF CEO - RULE 13A-14(A)
EX-12.2 CERTIFICATION OF CFO - RULE 13A-14(A)
EX-13.1 CERTIFICATION OF CEO - RULE 13A-14(B)
EX-13.2 CERTIFICATION OF CFO - RULE 13A-14(B)
EX-99.1 CONSENT OF DELOITTE & TOUCHE

“TSMC”, “tsmc”, NEXSYS, NEXSYS Technology for SoC, EFOUNDRY, VIRTUAL FAB, TSMC-YOUR VIRTUAL FAB, TSMC-YOUR VIRTUAL FAB IN SEMICONDUCTOR MANUFACTURING, OPEN INNOVATION and OPEN INNOVATION PLATFORM ARE OUR REGISTERED TRADEMARKS IN VARIOUS JURISDICTIONS INCLUDING THE UNITED STATES OF AMERICA USED BY US. ALL RIGHTS RESERVED.

ii

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. Important factors that could cause those differences include, but are not limited to:

—	the volatility of the semiconductor and microelectronics industry;

—	overcapacity in the semiconductor industry;

—	the increased competition from other companies and our ability to retain and increase our market share;

—	our ability to develop new technologies successfully and remain a technological leader;

—	our ability to maintain control over expansion and facility modifications;

—	our ability to generate growth and profitability;

—	our ability to hire and retain qualified personnel;

—	our ability to acquire required equipment and supplies necessary to meet business needs;

—	our reliance on certain major customers;

—	the political stability of our local region; and

—	general local and global economic conditions.

Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the commercial production using 20-nanometer and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry. Please see “Item 3. Key Information — Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial and Operating Data

The selected income statement data, cash flow data and other financial data for the years ended December 31, 2009, 2010 and 2011, and the selected balance sheet data as of December 31, 2010 and 2011, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected income statement data, cash flow data and other financial data for the years ended December 31, 2007 and 2008 and the selected balance sheet data as of December 31, 2007, 2008 and 2009, set forth below, are derived from our audited consolidated financial statements not included herein. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted (“GAAP” or “R.O.C. GAAP”) in the Republic of China (“R.O.C.” or “Taiwan”), which differ in some material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) as further explained under note 34 to our consolidated financial statements.

	Year ended and as of December 31
	2007	2008	2009	2010	2011	2011
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages, earnings per share and per ADS, and operating data)
Income Statement Data:
R.O.C. GAAP
Net sales	322,630	333,158	295,742	419,538	427,081	14,109
Cost of sales(6)	(180,280)	(191,408)	(166,413)	(212,484)	(232,938)	(7,695)
Gross profit before affiliates elimination	142,350	141,750	129,329	207,054	194,143	6,414
Unrealized gross profit from affiliates	—	—	—	—	(74)	(3)
Gross profit	142,350	141,750	129,329	207,054	194,069	6,411
Operating expenses(6)	(30,628)	(37,315)	(37,367)	(47,879)	(52,512)	(1,735)
Income from operations	111,722	104,435	91,962	159,175	141,557	4,676
Non-operating income and gains	11,934	10,822	5,654	13,136	5,359	177
Non-operating expenses and losses	(2,014)	(3,785)	(2,153)	(2,041)	(1,768)	(58)
Income before income tax	121,642	111,472	95,463	170,270	145,148	4,795
Income tax expense	(11,710)	(10,949)	(5,997)	(7,988)	(10,695)	(353)
Net income	109,932	100,523	89,466	162,282	134,453	4,442
Net income attributable to minority interests	(755)	(590)	(248)	(677)	(252)	(8)
Net income attributable to shareholders of the parent	109,177	99,933	89,218	161,605	134,201	4,434
Basic earnings per share(1)	4.04	3.84	3.45	6.24	5.18	0.17
Diluted earnings per share(1)	4.04	3.81	3.44	6.23	5.18	0.17
Basic earnings per ADS equivalent(1)	20.21	19.19	17.27	31.19	25.89	0.86
Diluted earnings per ADS equivalent(1)	20.20	19.05	17.22	31.17	25.88	0.86
Basic weighted average shares outstanding(1)	27,005	26,039	25,836	25,906	25,914	25,914
Diluted weighted average shares outstanding(1)	27,025	26,234	25,912	25,920	25,925	25,925
U.S. GAAP
Net sales	323,221	334,340	296,109	419,988	427,488	14,123
Cost of sales	(202,046)	(203,734)	(167,122)	(212,771)	(232,989)	(7,697)
Gross profit before affiliates elimination	121,175	130,606	128,987	207,217	194,499	6,426
Unrealized gross profit from affiliates	—	—	—	—	(74)	(3)
Gross profit	121,175	130,606	128,987	207,217	194,425	6,423
Operating expenses	(44,775)	(44,424)	(37,627)	(48,434)	(52,405)	(1,731)
Income from operations	76,400	86,182	91,360	158,783	142,020	4,692
Income before income tax	85,973	91,884	94,253	170,088	149,238	4,930
Income tax expense	(14,012)	(10,062)	(4,960)	(5,768)	(12,135)	(401)

	Year ended and as of December 31
	2007	2008	2009	2010	2011	2011
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages, earnings per share and per ADS, and operating data)
Net income	71,961	81,822	89,293	164,320	137,103	4,529
Net income attributable to shareholders of the parent	71,658	81,473	89,102	163,639	136,873	4,522
Basic earnings per share(2)	2.71	3.15	3.45	6.32	5.28	0.17
Diluted earnings per share(2)	2.71	3.13	3.44	6.31	5.28	0.17
Basic earnings per ADS equivalent(2)	13.57	15.77	17.24	31.58	26.41	0.87
Diluted earnings per ADS equivalent(2)	13.56	15.66	17.19	31.57	26.40	0.87
Basic weighted average shares outstanding(2)	26,409	25,826	25,836	25,906	25,914	25,914
Diluted weighted average shares outstanding(2)	26,429	26,021	25,912	25,920	25,925	25,925
Balance Sheet Data:
R.O.C. GAAP
Working capital	201,116	195,812	180,671	138,328	108,253	3,576
Long-term investments	36,461	39,982	37,845	39,776	34,459	1,138
Properties	260,252	243,645	273,675	388,444	490,375	16,200
Goodwill	5,988	6,044	5,931	5,705	5,694	188
Total assets	570,865	558,917	594,696	718,929	774,265	25,579
Long-term bank borrowing	1,722	1,420	579	302	1,588	52
Long-term bonds payable	12,500	4,500	4,500	4,500	18,000	595
Guaranty deposit-in and other liabilities(3)	17,251	15,817	11,436	12,231	5,627	186
Total liabilities	80,179	78,544	95,648	140,224	142,221	4,699
Capital stock	264,271	256,254	259,027	259,101	259,162	8,562
Cash dividend on common shares	77,489	76,881	76,876	77,708	77,730	2,568
Shareholders’ equity attributable to shareholders of the parent	487,092	476,377	495,083	574,145	629,594	20,799
Minority interests in subsidiaries	3,594	3,996	3,965	4,560	2,450	81
U.S. GAAP
Goodwill	46,926	47,028	46,825	46,419	46,399	1,533
Total assets	610,843	599,484	635,275	759,266	818,774	27,049
Total liabilities	94,021	84,424	99,278	144,109	147,161	4,862
Capital Stock	264,271	256,254	259,027	259,101	259,162	8,562
Shareholders’ equity attributable to common shareholders of the parent	513,228	511,089	532,043	610,597	669,163	22,106
Noncontrolling interests in subsidiaries	3,594	3,971	3,954	4,560	2,450	81

	Year ended and as of December 31
	2007	2008	2009	2010	2011	2011
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages, earnings per share and per ADS, and operating data)
Other Financial Data:
R.O.C. GAAP
Gross margin	44%	42%	44%	49%	45%	45%
Operating margin	35%	31%	31%	38%	33%	33%
Net margin	34%	30%	30%	39%	31%	31%
Capital expenditures	84,001	59,223	87,785	186,944	213,963	7,068
Depreciation and amortization	80,005	81,512	80,815	87,810	107,682	3,557
Cash provided by operating activities	183,766	221,494	159,966	229,476	247,587	8,179
Cash used in investing activities	(70,689)	(8,042)	(96,468)	(202,086)	(182,523)	(6,030)
Cash used in financing activities	(135,410)	(115,393)	(85,471)	(48,638)	(67,858)	(2,242)
Net cash inflow (outflow)	(22,851)	99,628	(23,338)	(23,389)	(4,415)	(146)
Operating Data:
Wafer (200mm equivalent) shipment(4)	8,005	8,467	7,737	11,860	12,549	12,549
Billing Utilization Rate(5)	93%	88%	75%	101%	91%	91%

(1)	Retroactively adjusted for stock dividends for earning year 2007 to earning year 2008 and profit sharing to employees in stock for earning year 2007.
(2)	Retroactively adjusted for stock dividends for earning year 2007 to earning year 2008.
(3)	Consists of other long-term payables, obligations under capital leases and total other liabilities.
(4)	In thousands.
(5)

“Billing Utilization Rate” is equal to annual wafer shipment divided by annual capacity. Capacity includes wafers committed by Vanguard and SSMC. Please see “Item 7. Major Shareholders and Related Party Transaction — Related Party Transactions.

(6)

As a result of the adoption of Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” the Company records profit sharing to employees and bonus to directors and supervisors as an expense rather than as an appropriation of earnings starting in 2008.

Exchange Rates

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$”, “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. The translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars for periods through December 31, 2008 were made at the year-end noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the statistical release of the Federal Reserve Board. Unless otherwise noted, all translations for the year 2011 were made at the exchange rate as of December 30, 2011, which was NT$30.27 to US$1.00. On April 6, 2012, the exchange rate was NT$29.50 to US$1.00.

The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged.

	NT dollars per U.S. dollar
	Average(1)	High	Low	Period-End

2007	32.82	33.41	32.26	32.43
2008	31.51	33.58	29.99	32.76
2009	32.96	35.21	31.95	31.95
2010	31.39	32.43	29.14	29.14
2011	29.42	30.67	28.50	30.27
October 2011	30.26	30.67	29.86	29.91
November 2011	30.22	30.43	30.02	30.31
December 2011	30.25	30.38	30.10	30.27
January 2012	29.99	30.28	29.61	29.61
February 2012	29.53	29.65	29.37	29.37
March 2012	29.52	29.61	29.37	29.50
April 2012 (through April 6, 2012)	29.49	29.52	29.46	29.50

(1)	Annual averages calculated from month-end rates and monthly averages calculated from daily closing rates.

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

Risks Relating to Our Business

Any global systemic political, economic and financial crisis or catastrophic natural disasters (as well as the indirect effects flowing therefrom) could negatively affect our business, results of operations, and financial condition.

In recent times, several major systemic economic and financial crises and natural disasters negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. These types of crises cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our goods and services. In addition, these crises may cause a number of indirect effects such as undermining the ability of our customers to remain competitive vis-à-vis the financial and economic challenges created by insolvent countries and companies still struggling to survive in the wake of these crises. For example, there could be in the future knock-on effects from these types of crises on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. Even though the Tohoku earthquake and tsunami in Northeastern Japan of March 2011, and the 2011 Thailand flooding caused the global electronics supply-chain to suffer a tighter supply in silicon wafers and electronic components, those natural disasters did not have a material impact on our past and current operations. Any future systemic political, economic or financial crisis or catastrophic natural disaster (as well as the indirect effects flowing from these crises or disasters) could cause revenues for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial condition of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances could increase our operating expenses and therefore reduce our operating income and net income. Thus, any future global economic crisis or catastrophic natural disaster (and their indirect effects) could materially and adversely affect our results of operations.

Since we are dependent on the highly cyclical semiconductor and microelectronics industries, which have experienced significant and sometimes prolonged periods of downturns and overcapacity, our revenues, earnings and margins may fluctuate significantly.

The semiconductor market and microelectronics industries have historically been cyclical and subject to significant and often rapid increases and decreases in product demand. Our semiconductor foundry business is affected by market conditions in such highly cyclical semiconductor and microelectronics industries. Most of our customers operate in these industries. Variations in order levels from our customers result in volatility in our revenues and earnings. From time to time, the semiconductor and microelectronics industries have experienced significant and sometimes prolonged periods of downturns and overcapacity. Any systemic economic, political, or financial crisis, such as the one that occurred in 2008-2009, could create significant volatility and uncertainty within the semiconductor and microelectronics industries which may disrupt traditional notions of cyclicality within such industries. As such, the nature, extent and scope of such periods of downturns and overcapacity may vary drastically in accordance with the degree of volatility of market demand. Because we are, and will continue to be, dependent on the requirements of semiconductor and microelectronics companies for our services, periods of downturns and overcapacity in the general semiconductor and microelectronics industries lead to reduced demand for overall semiconductor foundry services, including our services. If we cannot take appropriate actions such as reducing our costs to sufficiently offset declines in demand, our revenues, margin and earnings will suffer during periods of downturns and overcapacity. Furthermore, due to the increasingly complex technological nature of our products and services and the ever uncertain global economic environment, we may need to provide higher accounting provisions on potential sales returns and allowances by our customers that may adversely affect the results of our operations.

Decreases in demand and average selling prices for products that contain semiconductors may adversely affect demand for our products and may result in a decrease in our revenues and earnings.

A vast majority of our sales revenue is derived from customers who use our services in communication devices, personal computers, consumer electronics products and other categories, such as industrial products. Any decrease in the demand for the products may decrease the demand for overall global semiconductor foundry services, including our services and may adversely affect our revenues. Further, because we own most of our manufacturing capacities, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins. In addition, the historical and current trend of declining average selling prices (or “ASP”) of end use applications places downward pressure on the prices of the components that go into such applications. If the ASP of end use applications continues decreasing, the pricing pressure on components produced by us may lead to a reduction of our revenues, margin and earnings.

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

We perform periodic long term market demand forecasts to estimate market and general economic conditions for our products and services. Based upon these estimates, we manage our overall capacity which may increase or decrease in accordance with market demand. Because market conditions may vary significantly and unexpectedly, our market demand forecast may change significantly at any time. Further, since certain manufacturing lines or tools in some of our manufacturing facilities may be suspended or shut down temporarily during periods of decreased demand, we may not be able to ramp up in a timely manner during periods of increased demand. During periods of continued decline in demand, our operating facilities may not be able to absorb and complete in a timely manner outstanding orders re-directed from shuttered facilities. Based on demand forecasts, we have been adding capacity to our 300mm wafer fabs in the Hsinchu Science Park, Tainan Science Park and Central Taiwan Science Park, respectively. Total monthly capacity for 300mm wafer fabs was increased from 171,400 wafers as of December 31, 2009 to 244,600 wafers as of December 31, 2010 and to 290,100 wafers as of December 31, 2011. Expansion and modification of our production facilities will, among other factors, increase our costs. For example, we will need to purchase additional equipment, train personnel to operate the new equipment or hire additional personnel. If we do not increase our net sales accordingly, in order to offset these higher costs, our financial performance may be adversely affected. See “Item 4. Information on the Company — Capacity Management and Technology Upgrade Plans” for a further discussion.

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

Capital requirements are difficult to plan in the highly dynamic, cyclical and rapidly changing semiconductor industry. From time to time, we will continue to need significant capital to fund our operations and manage our capacity in accordance with market demand. Our continued ability to obtain sufficient external financing is subject to a variety of uncertainties, including:

—	our future financial condition, results of operations and cash flow;

—	general market conditions for financing activities;

—	market conditions for financing activities of semiconductor companies; and

—	social, economic, financial, political and other conditions in Taiwan and elsewhere.

Sufficient external financing may not be available to us on a timely basis, on reasonable market terms, or at all. As a result, we may be forced to curtail our expansion and modification plans or delay the deployment of new or expanded services until we obtain such financing.

We may not be able to implement our planned growth and development or maintain our leading position if we are unable to recruit and retain qualified executives, managers and skilled technical and service personnel or suffer production disruptions caused by labor disputes.

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

Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals, and photoresist, on a timely basis. Shortages in the supply of some materials experienced by specific vendors or by the semiconductor industry generally have in the past resulted in occasional industry-wide price adjustments and delivery delays. Also, since we procure some of our raw materials from sole-source suppliers, there is a risk that our need for such raw materials may not be met when needed or that back-up supplies may not be readily available. Our revenue and earnings could decline if we are unable to obtain adequate supplies of the necessary raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

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

Our ability to compete successfully and to achieve future growth will depend in part on the continued strength of our intellectual property portfolio. While we actively enforce and protect our intellectual property rights, there can be no assurance that our efforts will be adequate to prevent the misappropriation or improper use of our proprietary technologies, trade secrets, software or know-how. Also, we cannot assure you that, as our business or business models expand into new areas, or otherwise, we will be able to develop independently the technologies, trade secrets, patents, software or know-how necessary to conduct our business or that we can do so without unknowingly infringing the intellectual property rights of others. As a result, we may have to rely increasingly on licensed technologies and patent licenses from others. To the extent that we rely on licenses from others, there can be no assurance that we will be able to obtain any or all of the necessary licenses in the future on terms we consider reasonable or at all. The lack of necessary licenses could expose us to claims for damages and/or injunctions from third parties, as well as claims for indemnification by our customers in instances where we have contractually agreed to indemnify our customers against damages resulting from infringement claims.

We have received, from time-to-time, communications from third parties asserting that our technologies, manufacturing processes, the design of the integrated circuits made by us or the use by our customers of semiconductors made by us may infringe their patents or other intellectual property rights. And, because of the nature of the industry, we may continue to receive such communications in the future. In some instances, these disputes have resulted in litigation. Recently, there has been a notable increase in the number of claims or lawsuits initiated by certain litigious, non-practicing entities and these non-practicing entities are also becoming more aggressive in their monetary demands and requests for court-issued injunctions. Such lawsuits or claims may increase our cost of doing business and may potentially be extremely disruptive if the plaintiffs succeed in blocking the trade of our products and services. If we fail to obtain or maintain certain government, technologies or intellectual property licenses and, if litigation relating to alleged intellectual property matters occurs, it could prevent us from manufacturing or selling particular products or applying particular technologies, which could reduce our opportunities to generate revenues. See “Item 8. Financial Information — Legal Proceedings” for a further discussion.

We are subject to the risk of loss due to explosion and fire because some of the materials we use in our manufacturing processes are highly combustible.

We and many of our suppliers use highly combustible and toxic materials in our manufacturing processes and are therefore subject to the risk of loss arising from explosion, fire, or environmental influences which cannot be completely eliminated. Although we maintain many overlapping risk prevention and protection systems, as well as comprehensive fire and casualty insurance, including insurance for loss of property and loss of profit resulting from business interruption, our risk management and insurance coverage may not be sufficient to cover all of our potential losses. If any of our fabs or vendor facilities were to be damaged, or cease operations as a result of an explosion, fire, or environmental influences, it could reduce our manufacturing capacity and may cause us to lose important customers, thereby having a potentially adverse and material impact on our financial performance.

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

While we generate revenue from hundreds of customers worldwide, our ten largest customers accounted for approximately 53%, 54% and 56% of our net sales in 2009, 2010 and 2011, respectively. Our largest customer accounted for 10%, 9% and 14% of our net sales in 2009, 2010 and 2011, respectively. The loss of, or significant curtailment of purchases by, one or more of our top customers, including curtailments due to increased competitive pressures, industrial consolidation, a change in their designs, or change in their manufacturing sourcing policies or practices of these customers, or the timing of customer or distributor inventory adjustments, may adversely affect our results of operations and financial condition.

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

For example, even though the R.O.C. and the PRC have co-existed for the past 62 years and significant economic and cultural relations have been established during that time, the financial markets have viewed certain past developments in relations between the two sides as occasions to depress general market prices of the securities of Taiwanese companies, including our own. In addition, the R.O.C. government has not lifted some trade and investment restrictions imposed on Taiwanese companies on the amount and types of certain investments that can be made in Mainland China.

Our operational results could also be materially and adversely affected by natural disasters or interruptions in the supply of utilities (such as water or electricity), in the locations in which we, our customers or our suppliers operate.

The apparent frequency and severity of natural disasters has increased recently. We have manufacturing and other operations in locations subject to natural disasters, such as severe weather, flooding, earthquakes and tsunamis, as well as interruptions or shortages in the supply of utilities, such as water and electricity, which could disrupt operations. We have operations in earthquake-prone locations and any major natural disaster occurring in any such locations may cause severe disruptions to our business operations and financial performance. In addition, our suppliers and customers also have operations in such locations. For example, most of our production facilities, as well as those of many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan and Japan, which are susceptible to earthquakes, tsunamis, flooding, typhoons, and droughts from time to time. In addition, we have sometimes suffered power outages in Taiwan caused by difficulties encountered by our electricity supplier, the Taiwan Power Company, or other power consumers on the same power grid, which have resulted in interruptions to our production schedule. While our business continuity management and emergency response plans are intended to prevent or minimize losses in the future, there is no assurance that the measures will fully eliminate the losses or the insurance will fully cover any losses. One or more natural disasters or interruptions to the supply of utilities that results in a prolonged disruption to our operations, or the operations of our customers or suppliers, may adversely affect the results of our operations and financial conditions.

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

The manufacturing, assembling and testing of our products require the use of chemicals and materials that are subject to environmental, climate-related, and health and safety laws and regulations issued worldwide. Although we may be eligible for various exemptions and/or extensions of time for compliance, our failure to comply with any of these applicable laws or regulations could result in:

—	significant penalties and legal liabilities, such as the denial of import permits;

—	the temporary or permanent suspension of production of the affected products;

—	unfavorable alterations in our manufacturing, fabrication and assembly and test processes; and

—	restrictions on our operations or sales.

Existing and future environmental and climate related laws and regulations as well as applicable international accords to which we are subject, could also require us, among other things, to do the following: (a) purchase, use or install expensive pollution control, reduction or remediation equipment; (b) implement climate change mitigation programs and “abatement or reduction of greenhouse gas emissions” programs, or “carbon credit trading” programs; (c) modify our product designs and manufacturing processes, or incur other significant expenses associated with such laws and regulations such as obtaining substitute raw materials or chemicals that may cost more or be less available for our operations. It is still unclear whether such necessary actions would affect the reliability or efficiency of our products and services.

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

Further, energy costs in general could increase significantly due to climate change and other regulations. Therefore, our energy costs may increase significantly if utility or power companies pass on their costs, either fully or partially, such as those associated with carbon taxes, emission cap and carbon credit trading programs. For further details, please see details of our business continuity management of climate change policy in “Item 4. Information on the Company — Environmental Regulation”.

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

Over one-half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. More than 90% of our sales are denominated in U.S. dollars and currencies other than NT dollars. Therefore, any significant fluctuation to our disadvantage in such exchange rates would have an adverse effect on our financial condition. For example, during the period from September 1, 2010 to December 30, 2010, the U.S. dollar depreciated 8.9% against the NT dollar, which had a negative impact on our results of operations. Specifically, every 1% depreciation of the U.S. dollar against the NT dollar exchange rate results in approximately 0.4 percentage point decrease in our operating margin. In addition, fluctuations in the exchange rate between the U.S. dollar and the NT dollar may affect the U.S. dollar value of our common shares and the market price of the ADSs and of any cash dividends paid in NT dollars on our common shares represented by ADSs. Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a further discussion on the possible impact of other market factors on our results of operations.

Fluctuations in inflationary and deflationary market expectations could negatively affect costs of and demand for our products and services, which may harm our financial results.

The world economy is becoming more vulnerable to sudden unexpected fluctuations in inflationary and deflationary market expectations and conditions. For example, certain structural changes that resulted from the 2008-2009 and recent EU financial crises may cause variations in the expectation of inflation or deflation. Both high inflation and deflation adversely affect an economy, at both the macro and micro levels, by reducing economic efficiency, disrupting saving and investment decisions and reducing the efficiency of the market prices as a mechanism to allocate resources. Such fluctuations are likely to negatively affect the costs of our operations and the business operations of our customers who may be forced to plan their purchases of our goods and services within an uncertain macro and micro economy. Therefore, the demand for our products and services could unexpectedly fluctuate severely in accordance with market and consumer expectations of inflation or deflation. Please see “Item 5. Operating and Financial Review and Prospects — Inflation & Deflation” for a further discussion.

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

ADS holders will not generally be able to exercise the voting rights attaching to the deposited securities on an individual basis. According to the provisions of our ADS deposit agreement, the voting rights attaching to the deposited securities must be exercised as to all matters subject to a vote of shareholders collectively in the same manner, except in the case of an election of directors. Election of directors is by means of cumulative voting. See “Item 10. Additional Information — Voting of Deposited Securities” for a more detailed discussion of the manner in which a holder of ADSs can exercise its voting rights.

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

One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund of Taiwan, R.O.C. which owned 6.4% of TSMC’s outstanding shares as of February 29, 2012, has sold our shares in the form of ADSs in several transactions during the period between 1997 and 2005.

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

Business Overview of the Company

As a foundry, we manufacture semiconductors using our manufacturing processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of wafer fabrication processes, including processes to manufacture CMOS logic, mixed-signal, radio frequency, embedded memory, BiCMOS mixed-signal and other semiconductors. We estimate that our revenue market segment share among total foundries worldwide was 48% in 2011. We also offer design, mask making, probing, testing and assembly services.

We believe that our large capacity, particularly for advanced technologies, is a major competitive advantage. Please see “— Manufacturing Capacity and Technology” and “— Capacity Management and Technology Upgrade Plans” for a further discussion of our capacity.

We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor and system companies such as Advanced Micro Devices, Inc., Altera Corporation, Broadcom Corporation, Marvell Semiconductor Inc., MediaTek Inc., nVidia Corporation and Qualcomm Incorporated, to integrated device manufacturers such as LSI Corporation, STMicroelectronics and Texas Instruments Inc. Fabless semiconductor and system companies accounted for approximately 81%, and integrated device manufacturers accounted for approximately 19% of our net sales in 2011.

Our Semiconductor Facilities

We currently operate one 150mm wafer fab, six 200mm wafer fabs and three 300mm wafer fabs, including Fab 15, where we commenced production in the first quarter of 2012. Our corporate headquarters and five of our fabs are located in the Hsinchu Science Park, two fabs are located in the Tainan Science Park, one fab is located in the Central Taiwan Science Park, one fab is located in the United States, and one fab is located in Shanghai. Our corporate headquarters and our five fabs in Hsinchu occupy parcels of land of a total of approximately 555,300 square meters. We lease these parcels from the Hsinchu Science Park Administration in Hsinchu under agreements that will be up for renewal between May 2013 and December 2029. We have leased from the Central Taiwan Science Park Administration a parcel of land of approximately 184,400 square meters for our Taichung fabs under agreements that will be up for renewal in December 2028. We have leased from the Southern Taiwan Science Park Development Office approximately 612,700 square meters of land for our fabs in the Tainan Science Park under agreements that will be up for renewal between July 2017 and January 2032. WaferTech owns a parcel of land of approximately 1,052,186 square meters in the State of Washington in the United States, where the WaferTech fab and related offices are located. TSMC China owns the land use rights of 369,100 square meters of land in Shanghai, where Fab 10 and related offices are located. Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs. We are expanding our 300mm fabrication capacity and research and development through Fab 12 in the Hsinchu Science Park, Fab 14 in the Tainan Science Park and Fab 15 in the Central Taiwan Science Park. Total monthly capacity for 300mm wafer fabs was increased from 171,400 wafers as of December 31, 2009 to 244,600 wafers as of December 31, 2010 and to 290,100 wafers as of December 31, 2011. We will continuously evaluate our capacity in light of prevailing market conditions.

Semiconductor Manufacturing Capacity and Technology

We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers or third party designers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net sales of advanced semiconductors with a resolution of 65-nanometer and below, and are one of the leaders in the semiconductor manufacturing industry generally. We are the first semiconductor foundry with proven low-k interconnect technology in commercial production from the 0.13 micron node down to 28-nanometer node. Following our commercial production based on 65-nanometer Nexsys® process technology in 2006, we also unveiled 55-nanometer Nexsys® process technology in 2007. Our 65-nanometer and 55-nanometer Nexsys® technologies are the third-generation proprietary processes that employ low-k dielectrics. In 2008, we also qualified our 45-nanometer and 40-nanometer process technologies with ultra low-k dielectrics and advanced immersion lithography. In the fourth quarter of 2011, we have begun volume production of 28-nanometer products with first-generation high-k/metal gate transistor.

The following table lists our fabs and those of our affiliates, together with the year of commencement of commercial production, technology and capacity during the last five years:

Fab(1)	Year of commencement	Current most advanced technology for volume production(2)	Monthly capacity(3)(4)
			2007	2008	2009	2010	2011
2	1990	0.45	51,685	51,609	53,649	48,244	48,244
3	1995	0.15	90,500	92,400	95,377	100,957	102,173
5	1997	0.15	55,800	54,200	48,600	47,500	42,740
6	2000	0.11	94,000	95,100	96,800	94,997	96,282
8	1998	0.11	89,400	91,600	85,750	85,753	85,737
10	2004	0.15	31,000	43,000	45,500	49,600	77,500
11	1998	0.15	35,500	35,500	36,565	36,300	36,500
12	2001	0.028	160,755	167,910	199,283	238,927	265,419
14	2004	0.04	133,279	179,258	186,443	311,447	387,206
SSMC(5)	2000	0.15	20,700	24,600	22,010	23,146	21,907
Total			762,619	835,177	869,977	1,036,871	1,163,708

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

(5)

Represents that portion of the total capacity that we had the option to utilize as of December 31, 2007, December 31, 2008, December 31, 2009, December 31, 2010 and December 31, 2011. This fab commenced production in September 2000.

As of December 31, 2011, our monthly capacity (in 200mm equivalent wafers) was 1,163,708 wafers, compared to 1,036,871 wafers at the end of 2010. This increase was primarily due to the expansion of our 28/40/65-nanometer advanced technologies. Our semiconductor manufacturing facilities require substantial investment to construct and are largely fixed-cost assets once they are in operation. Because we own most of our manufacturing capacity, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins.

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

Our capital expenditures in 2009, 2010 and 2011 were NT$87,785 million, NT$186,944 million and NT$213,963 million (US$7,286 million, translated from a weighted average exchange rate of NT$29.367 to US$1.00), respectively. Our capital expenditures in 2012 are expected to be approximately US$6 billion, which, depending on market conditions, may be adjusted upwards later. For the past few years, our capital expenditures were funded by our operating cash flow. The capital expenditures for 2012 are also expected to be funded by our operating cash flow. In 2012, we anticipate our capital expenditures to focus primarily on the following:

—	adding production capacity to our 300mm wafer fabs;

—	expanding buildings/facilities for Fab 12, Fab 14 and Fab 15;

—	developing new process technologies in 20nm and 14nm nodes;

—	capacity expansion for mask and backend operations;

—	other research and development projects; and

—	solar and solid state lighting businesses.

These investment plans are still preliminary and may change per market conditions.

Markets and Customers

The primary customers of our foundry services are fabless semiconductor companies/systems companies and integrated device manufacturers. The following table presents the breakdown of net sales by type of customers during the last three years:

	Year ended December 31
	2009		2010		2011
Customer Type	Net Sales	Percentage	Net Sales	Percentage	Net Sales	Percentage
	(in millions, except percentages)
Fabless semiconductor companies/systems companies	NT$237,572	80.3%	NT$331,264	78.9%	NT$346,615	81.2%
Integrated device manufacturers	58,108	19.7%	88,054	21.0%	80,431	18.8%
Others	62	0.0%	220	0.1%	35	0.0%
Total	NT$295,742	100.0%	NT$419,538	100.0%	NT$427,081	100.0%

We categorize our net sales based on the country in which the customer is headquartered, which may be different from the net sales for the countries to which we actually sell or ship our products. Under this approach, the following table presents a regional geographic breakdown of our net sales during the last three years:

	Year ended December 31
	2009		2010		2011
Region	Net Sales	Percentage	Net Sales	Percentage	Net Sales	Percentage
	(in millions, except percentages)
North America	NT$203,870	69.0%	NT$282,498	67.3%	NT$294,858	69.0%
Asia Pacific	41,554	14.0%	60,796	14.5%	59,618	14.0%
Europe	30,407	10.3%	44,360	10.6%	39,440	9.2%
Japan	10,124	3.4%	18,539	4.4%	17,093	4.0%
China	9,787	3.3%	13,345	3.2%	16,072	3.8%
Total	NT$295,742	100.0%	NT$419,538	100.0%	NT$427,081	100.0%

A significant portion of our net sales are attributable to a relatively small number of customers. In 2009, 2010 and 2011, our ten largest customers accounted for approximately 53%, 54% and 56% of our net sales, respectively. Our largest customer accounted for 10%, 9% and 14% of our net sales in 2009, 2010 and 2011, respectively.

Over the years, we have attempted to strategically manage our exposure to commodity memory semiconductor manufacturing services. This policy has successfully shielded us from significant adverse effects resulting from the previous precipitous price drops in the commodity memory semiconductor market.

We provide worldwide customer support. Our office in Hsinchu and wholly-owned subsidiaries in the United States, Japan, Mainland China, the Netherlands, South Korea and India are dedicated to serving our customers worldwide. Foundry services, which are both technologically and logistically intensive, involve frequent and in-depth interaction with customers. We believe that the most effective means of providing foundry services is by developing direct and close relationships with our customers. Our customer service and technical support managers work closely with the sales force to offer integrated services to customers. To facilitate customer interaction and information access on a real-time basis, a suite of web-based applications have also been offered to provide more active interactions with customers in design, engineering and logistics, collectively branded as eFoundry® service.

Commitments by Customers. Because of the fast-changing technology and functionality in semiconductor design, foundry customers generally do not place purchase orders far in advance to manufacture a particular type of product. However, we engage in discussions with customers regarding their expected manufacturing requirements in advance of the placement of purchase orders.

Several of our customers have entered into arrangements with us to ensure that they have access to specified capacity at our fabs. These arrangements are primarily in the form of deposit agreements. In a deposit agreement, the customer makes an advance cash deposit for an option on a specified capacity at our fabs. Deposits are generally refunded as shipments are made. As of December 31, 2011, our customers had on deposit an aggregate of approximately US$13 million to reserve future capacity.

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

Mixed-Signal/RF Semiconductors. Analog/digital semiconductors combine analog and digital devices on a single semiconductor to process both analog and digital data. We make mixed-signal/RF semiconductors using both the CMOS and BiCMOS processes. We currently offer CMOS mixed-signal process down to the 28-nanometer Nexsys® technology for manufacturing mixed-signal/RF semiconductors. The primary uses of mixed-signal/RF semiconductors are in hard disk drives, wireless communications equipment and network communications equipment, with those made with the BiCMOS process occupying the higher end of the mixed-signal/RF market.

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

CMOS Image Sensor Semiconductors. Image sensors are primarily used in camera phones and tablets. We are currently the leading foundry for the production of CMOS image sensors, characterized by technology features including low dark current, high sensitivity, small pixel size and high dynamic range achieved through integration with mixed mode processes.

High Voltage Semiconductors. We currently offer a range of high-voltage processes including high voltage CMOS (“HVCMOS”), bipolar-CMOS-DMOS (“BCD”) and ultra-high voltage technology (“UHV”), ranging from 5V to 700V, which are suitable for various panel-size display driver and power IC applications.

The table below presents a breakdown of our net sales during the last three years by each semiconductor type:

	Year ended December 31
	2009(3)		2010(3)		2011
Semiconductor Type	Net Sales	Percentage	Net Sales	Percentage	Net Sales	Percentage
	(in millions, except percentages)
CMOS
Logic	NT$213,160	72.1%	NT$300,405	71.6%	NT$297,775	69.7%
Memory	2,068	0.7%	2,297	0.6%	1,023	0.2%
Mixed-Signal(1)	77,427	26.2%	112,715	26.9%	124,469	29.1%
BiCMOS(2)	2,912	1.0%	3,548	0.8%	2,769	0.7%
Others	175	0.0%	573	0.1%	1,045	0.3%
Total	NT$295,742	100.0%	NT$419,538	100.0%	NT$427,081	100.0%

(1)	Mixed-signal semiconductors made with the CMOS process.
(2)	Mixed-signal and other semiconductors made with the BiCMOS process.
(3)	The net sales of Logic and Memory semiconductors in 2009 and 2010 have been reclassified to follow 2011 category.

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

For years, TSMC and its alliance partners spent considerable effort, time and resources to build our technology platforms. We unveiled our Open Innovation Platform® (“OIP”) initiative in 2008 to further enhance our technologies offerings. More OIP deliverables were introduced in 2011. In the design methodology area, in addition to the introduction of the 12th release of Reference Flow, we also announced the second release of Analog/Mixed Signal (AMS) Reference Flow, and the third release of the Radio Frequency Reference Design Kit (RF RDK).

Multi-project Wafers Program (“CyberShuttle”). To help our customers reduce costs, we offer a dedicated multi-project wafer processing service that allows us to provide multiple customers with circuits produced with the same mask. This program reduces mask costs by a very significant amount, resulting in accelerated time-to-market for our customers. We have extended this program to all of our customers and library and IP partners using our broad selection of process technologies, ranging from the latest 20-, 28-, 40-, 45-, 55- and 65-nanometer processes to 0.18-, 0.25- and 0.35-micron. This extension offers a routinely scheduled multi-project wafer run to customers on a shared-cost basis for prototyping and verification.

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

Customer Service

We believe that our devotion to customer service has been an indispensable factor in attracting new customers, helping to ensure the satisfaction of existing customers, and building a mutually beneficial relationship with our customers. The key elements are our:

—	customer-oriented culture through multi-level interaction with customers;

—	ability to deliver wafers of consistent quality, competitive ramp-up speed and fast yield improvement;

—	responsiveness to customer’s issues and requirements, such as engineering change orders and special wafer handling;

—	flexibility in manufacturing processes, supported by our competitive technical capability and production planning;

—	dedication to help reduce customer costs through collaboration and services, such as our multi-project wafer program, which combines multiple designs on a single mask set for cost-saving; and

—

availability of eFoundry®, the online service which provides real-time necessary information in design, engineering, and logistics to ensure seamless services to our customers throughout product life cycle.

We also conduct an annual customer satisfaction survey to assess customer satisfaction and to ensure that their needs and wants are adequately understood and addressed. Continual improvement plans based upon customer feedback are an integral part of this business process. We use data derived from the survey as a key indicator of our corporate performance as well as a leading indicator of future performance. We believe that satisfaction leads to better customer relationships, which would result in more business opportunities.

Research and Development

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the introduction of new technologies to meet customers’ demands and in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and to maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$21,593 million, NT$29,707 million and NT$33,830 million (US$1,118 million) in 2009, 2010 and 2011, respectively, on research and development, which represented 7.3%, 7.1% and 7.9% of our net sales for these periods. We plan to continue to invest significant amounts on research and development in 2012, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have allowed us to provide our customers access to certain advanced process technologies, such as 65-nanometer, 55-nanometer, 45-nanometer, 40-nanometer and 28-nanometer Nexsys® technology for volume production, prior to the implementation of those advanced process technologies by many integrated device manufacturers and our competitors. In addition, we expect to advance our process technologies further down to 20/14-nanometer and below in the coming years to maintain our technology leadership. We will also continue to invest in research and development for our mainstream technologies offerings to provide function-rich process capabilities to our customers. Our research and development efforts are divided into centralized research and development activities and research and development activities undertaken by each of our fabs. Our centralized research and development activities are principally directed toward developing new Logic, system-on-chip (“SOC”), derivatives and package/system-in-package (“SIP”) technologies, and cost-effective 3D IC Chip on Wafer on Substrate (“CoWoS”) solutions. Fab-related research and development activities mostly focus on upgrading the manufacturing process technologies.

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

Equipment

The quality and technology of the equipment used in the semiconductor manufacturing process are important in that they effectively define the limits of our process technologies. Advances in process technologies cannot be brought about without commensurate advances in equipment technology. The principal pieces of equipment used by us to manufacture semiconductors are scanners, cleaners and track equipment, inspection equipment, etchers, furnaces, wet stations, strippers, implanters, sputterers, CVD equipment, testers and probers. Other than certain equipment under leases located at testing areas, we own all of the equipment used at our fabs.

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

Raw Materials

Our manufacturing processes use many raw materials, primarily silicon wafers, chemicals, gases and various types of precious metals. Raw materials costs constituted 13.0% of our net sales in 2010 and 12.6% of our net sales in 2011. Although most of our raw materials are available from multiple suppliers, some materials are purchased through sole-sourced vendors. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material so that a quality or delivery problem with any one vendor will not adversely affect our operations. The quality and delivery performance of each vendor is evaluated quarterly and quantity allocations are adjusted for subsequent periods based on the evaluation.

The most important raw material used in our production is silicon wafers, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Shin-Etsu Handotai and SUMCO Corporation of Japan, MEMC Electronic Materials, Inc. of the United States, Siltronic AG of Germany and Formosa Sumco Technology Corporation of Taiwan. Together they supplied approximately 96.7%, 96.8% and 96.0% of our total wafer needs in 2009, 2010 and 2011, respectively. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of 150mm, 200mm and 300mm wafers. Please see “Item 3. Key Information - Risk Factors - Risks Relating to Our Business” for a discussion of the risk related to raw materials. The price of silicon wafers decreased during 2009 due to the severe economic downturn. However, the continued market recovery after 2009 has increased demand. The 2011 Tohoku earthquake and tsunami also resulted in a tighter supply in silicon wafers and a higher price for such items. In order to secure a reliable and flexible supply of high quality wafers, we have entered into long-term agreements and intend to continue to develop strategic relationships with major wafer vendors to cover our anticipated wafer needs for the next three to five years. Also, we have established a special cross-function taskforce comprised of individuals from our fab operations, materials management, risk management and quality system management divisions to reduce our supply chain risks. This taskforce works with our primary suppliers to develop their business continuity plans, qualify their dual-plant materials, prepare safety inventories, improve the quality of their products and manage the supply chain risk of their suppliers.

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

Environmental Regulations

The semiconductor production process generates gaseous chemical wastes, liquid wastes, wastewater and other industrial wastes in various stages of the manufacturing process. We have installed in our fabs various types of pollution control equipment for the treatment of gaseous chemical wastes and wastewater and equipment for the recycling of treated water. Operations at our fabs are subject to regulation and periodic monitoring by the R.O.C. Environmental Protection Administration, the U.S. Environmental Protection Agency or the State Environmental Protection Administration of mainland China, and local environmental protection authorities, including the various science park administrations in the R.O.C., the Washington State Department of Ecology or the Shanghai Environmental Protection Bureau.

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

Electricity and Water

We use electricity supplied by the Taiwan Power Company in our manufacturing process. Businesses in the Hsinchu Science Park, Tainan Science Park and Central Taiwan Science Park, such as ours, enjoy preferential electricity supply. We have sometimes suffered power outages caused by difficulties encountered by our electricity supplier, the Taiwan Power Company, which have led to interruptions in our production schedule. The semiconductor manufacturing process also uses extensive amounts of fresh water. Due to the growth of the semiconductor manufacturers in the Hsinchu Science Park, Tainan Science Park and Central Taiwan Science Park, and the droughts that Taiwan experiences from time to time, there is concern regarding future availability of sufficient fresh water and the potential impact that insufficient water supplies may have on our semiconductor production.

Risk Management

We employ an enterprise risk management system to integrate the prevention and control of risk that TSMC or our subsidiaries may face. We have also prepared emergency plans to respond to natural disasters and other disruptive events that could interrupt the operation of our business. These emergency plans have been developed in order to prevent or minimize the loss of personnel or damage to our facilities, equipment and machinery caused by natural disasters and other disruptive events. We also maintain insurance with respect to our facilities, equipment and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks, including fire, typhoons, earthquakes and other risks generally up to the respective policy limits for their replacement values and lost profits due to business interruption. In addition, we have insurance policies covering losses with respect to the construction of all our fabs. Equipment and inventories in transit are also insured. No assurance can be given, however, that insurance will fully cover any losses and our emergency response plans will be effective in preventing or minimizing losses in the future.

For further information, please see detailed risk factors related to the impact of climate change regulations and international accords, and business trends on our operations in “Item 3. Key Information - Risk Factors - Risks Relating to Our Business”.

Our Subsidiaries and Affiliates

Vanguard International Semiconductor Corporation (“VIS”). In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established Vanguard, then an integrated dynamic random access memory (“DRAM”) manufacturer. Vanguard commenced volume commercial production in 1995 and listed its shares on the GreTai Securities Market in March 1998. In 2004, Vanguard completely terminated its DRAM production and became a pure foundry company. As of February 29, 2012, we owned approximately 38.8% of the equity interest in Vanguard. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

WaferTech in the United States. In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a US$1.2 billion foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. As of February 29, 2012, we owned 100% of the equity interest in WaferTech.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Philips and EDB Investment Pte. Ltd. to found a joint venture, SSMC, to build a fab in Singapore. The SSMC fab commenced production in December 2000. As of February 29, 2012, we owned approximately 38.8% of the equity interest in SSMC. Please see “Item 7 Major Shareholders and Related Party Transactions” for a further discussion.

Global Unichip Corporation (“GUC”). In January 2003, we acquired a 52.0% equity interest in GUC, a System-on-Chip (SoC) design service company that provides large scale SOC implementation services. GUC has been listed on Taiwan Stock Exchange since November 3, 2006. Since July 2011, we are no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, we no longer consolidate GUC and its subsidiaries in our financial statements. As of February 29, 2012, we owned approximately 34.8% of the equity interest in GUC.

TSMC China. In August 2003, we established TSMC China (of which the manufacturing entity is Fab 10), a wholly-owned subsidiary primarily engaged in the manufacturing and selling of integrated circuits. TSMC China commenced production in late 2004.

VisEra Technologies Company, Ltd. (“VisEra”). In October 2003, we and OmniVision Technologies Inc., entered into a shareholders’ agreement to form VisEra Technologies Company, Ltd., a joint venture in Taiwan, for the purpose of providing back-end manufacturing service. As of February 29, 2012, we owned approximately 43.2% of the equity interest in VisEra Technologies Company Ltd. Please see “Item 7. Major Shareholders and Related Party Transactions for a further discussion.”

Xintec, Inc. (“Xintec”). In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our complementary metal oxide silicon (“CMOS”) image sensor manufacturing business. As of February 29, 2012, we owned approximately 40.2% combined equity interest in Xintec.

Mcube Inc. (“Mcube”). In September 2009, we acquired preferred and common equity interest in Mcube, a U.S. company engaged in the business of MEMS (“Micro Electro Mechanical Systems”) applications. As of February 29, 2012, we owned approximately 24.9% of the equity interest in Mcube.

Motech Industries Inc. (“Motech”). In February 2010, we acquired a 20.0% equity interest in Motech, a Taiwan solar cell manufacturer. Motech has been a publicly traded company on Taiwan’s GreTai Security Market since May 2003. In August 2011, we transferred our 20.0% equity interest in Motech to TSMC Solar Ltd., our newly incorporated subsidiary.

TSMC Solar Ltd. (“TSMC Solar”). To foster a stronger sense of corporate entrepreneurship and facilitate business specializations in order to strengthen overall profitability and operational efficiency, TSMC transferred its solar businesses into its newly incorporated subsidiary, TSMC Solar, in August 2011. TSMC Solar is engaged in research, development, design, manufacture and sales of technologies and products related to renewable energy and energy saving. As of February 29, 2012, we owned approximately 98.6% of the equity interest in TSMC Solar.

TSMC Solid State Lighting Ltd. (“TSMC SSL”). To foster a stronger sense of corporate entrepreneurship and facilitate business specializations in order to strengthen overall profitability and operational efficiency, TSMC transferred its solid state lighting businesses into its newly incorporated subsidiary, TSMC SSL, in August 2011. TSMC SSL is engaged in research, development, design, manufacture and sales of solid state lighting devices and related application products and systems. As of February 29, 2012, we owned approximately 95.0% of the equity interest in TSMC SSL.

ITEM 4A. UNRESOLVED	STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEWS AND PROSPECTS

Overview

We manufacture a variety of semiconductors based on designs provided by our customers. Our business model is commonly called a “dedicated semiconductor foundry.” The foundry segment of the semiconductor industry as a whole experienced rapid growth over the last 25 years since our inception. As the leader of the foundry segment of the semiconductor industry, our net sales and net income were NT$295,742 million and NT$89,218 million in 2009, NT$419,538 million and NT$161,605 million in 2010, and NT$427,081 million (US$14,109 million) and NT$134,201 million (US$4,434 million) in 2011, respectively. The sales in 2010 increased by 41.9% from 2009, mainly due to continuous growth in the semiconductor industry and customer demand, partially offset by the effect of U.S. dollar depreciation and a decline in ASP. Our sales in 2011 increased slightly by 1.8% from 2010, mainly due to growth in customer demand and more favorable product mix, partially offset by the effect of U.S. dollar depreciation.

The principal source of our revenue is wafer fabrication, which accounted for approximately 90% of our net sales in 2011. The rest of our net sales were derived from design, mask making, probing, and testing and assembly services. Factors that significantly impact our revenue include:

—	the worldwide demand for semiconductor products;

—	pricing;

—	the worldwide semiconductor production capacity as well as our production capacity;

—	capacity utilization;

—	availability of raw materials and supplies;

—	technology migration; and

—	fluctuation in foreign currency exchange rate.

Though equally important, three of the above factors are discussed as follows:

Pricing. We establish pricing levels for a specific period with our customers, subject to adjustment during the course of that period to take into account market developments and other factors. We believe that our large capacity, flexible manufacturing capabilities, focus on customer service and ability to deliver high yields in a timely manner have contributed to our ability to obtain premium pricing for our wafer production.

Production Capacity. Our production capacity affects our business as follows:

We currently own and operate our semiconductor manufacturing facilities, the aggregate production capacity for which had been expanded from 869,977 200mm equivalent wafers per month as of the end of 2009 to 1,036,871 200mm equivalent wafers per month as of the end of 2010 and 1,163,708 200mm equivalent wafers per month as of the end of 2011.

Technology Migration.

Our operations utilize a variety of process technologies, ranging from mainstream process technologies of 0.5 micron or above circuit resolutions to advanced process technologies of 28-nanometer and below circuit resolutions. The table below presents a breakdown of wafer sales by circuit resolution during the last three years:

	Year ended December 31
	2009	2010	2011
Resolution	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)
≤28-nanometer	-	-	1%
40/45-nanometer	4%	17%	26%
65-nanometer	29%	29%	29%
90-nanometer	20%	14%	9%
0.11/0.13 micron	14%	12%	8%
0.15 micron	4%	4%	6%
0.18 micron	17%	13%	12%
0.25 micron	5%	4%	4%
0.35 micron	4%	4%	3%
≥0.5 micron	3%	3%	2%
Total	100%	100%	100%

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

Revenue Recognition. We recognize revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods have been transferred to the buyer, price is fixed or determinable, and the collectability is reasonably assured. We record a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted at a specific percentage based on historical experience, our management’s judgment, and any known factors that would significantly affect the allowance, and our management periodically reviews the adequacy of the percentage used. However, because of the inherent nature of estimates, actual returns and allowances could be different from our estimates. If the actual returns are greater than our estimated amount, we could be required to record an additional provision, which would have a negative impact on our recorded revenue and gross margin.

As of December 31, 2009, 2010 and 2011, the amount recorded as sales returns and allowances in the accompanying consolidated statements of income was NT$13,913 million, NT$12,093 million and NT$3,410 million (US$113 million), respectively, representing 4.5%, 2.8% and 0.8% of our gross sales for the years ended December 31, 2009, 2010 and 2011. The higher percentage in 2009 was mainly attributed to higher sales incentives offered to certain customers in 2009 due to the economic downturn, compounded by an increased level of credits to customers for product related issues. The decline in 2010 percentage was the result of over 40% growth in sales, lower sales incentives offered as compared to 2009 and a return of our product related issues back to normal level. The 2011 percentage was further reduced as both sales incentives and product related issues were reduced.

Allowance for Doubtful Accounts. We determine provision for doubtful accounts by examining our historical collection experience and current trends in the credit quality of our customers as well as our internal credit policies. If economic conditions or financial conditions of our customers deteriorate, additional allowance may be required in the future and such additional allowance would increase our operating expenses and therefore reduce our operating income and net income.

Prior to January 1, 2011, we record provision for doubtful accounts based on a percentage of accounts receivable due from our customers. Effective on January 1, 2011, we evaluate for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period according to the third revision of Statement of Financial Accounting Standards (SFAS) No. 34. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

Because of the short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt expense which is recorded in the operating expenses - general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

As of December 31, 2010 and 2011, the allowance set aside for doubtful receivables was NT$504 million and NT$491 million (US$16 million), respectively, representing 1.0% and 1.1% of our gross notes and accounts receivables as of those dates.

Inventory valuation. Inventories are stated at the lower of cost or net realizable value for finished goods, work-in-progress, raw materials, supplies and spare parts. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items.

A significant amount of our manufacturing costs are fixed because our extensive manufacturing facilities (which provide us such large production capacity) require substantial investment to construct and are largely fixed-cost assets once they become operational. When the capacity utilization increases, the fixed manufacturing costs are spread over a larger amount of output, which would lower the inventory cost per unit thereby improving our gross margin.

We evaluate our ending inventory based on standard cost under normal capacity utilization, and reduce the carrying value of our inventory when the actual capacity utilization is higher than normal capacity utilization. No adjustment is made to the carrying value of inventory when the actual capacity utilization is at or lower than normal capacity utilization. Normal capacity utilization is established based on historic loadings compared to total available capacity in our wafer manufacturing fabs.

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

Valuation allowance for deferred tax assets. When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then establish a valuation allowance equal to the extent, if any, that it is more likely than not that such deferred tax assets will not be realized. We record an income tax benefit or expense when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. Specifically, our valuation allowance is impacted by our expected future revenue growth and profitability, tax holidays, Alternative Minimum Tax, 10% tax imposed on unappropriated earnings and the amount of tax credits that can be utilized within the statutory period. In determining the amount of valuation allowance for deferred tax assets as of December 31, 2011, we considered past performance, the general outlook of the semiconductor industry, business conditions, future taxable income and prudent and feasible tax planning strategies.

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

As of December 31, 2010 and 2011, the ending balances for valuation allowance were NT$16,423 million and NT$13,531 million (US$447 million), respectively, representing 56.3% and 50.3% of gross deferred tax assets as of those dates. In 2011, we evaluated the effect of Alternative Minimum Tax and the application of tax exemptions for a five-year period. As we plan to apply the tax-exempt income in later years, income tax payable is anticipated to increase and we will utilize available investment tax credits as an offset against income taxes. Since more investment tax credits can be utilized, valuation allowance has been adjusted down in 2011 accordingly.

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

When we determine that the carrying value of intangible assets and other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment for long-lived assets based on a projected future cash flow. If the long-lived or intangible assets that are determined to be impaired, we recognize an impairment loss through a charge to our operating results to the extent the present value of discounted cash flows attributable to the assets are less than their carrying value. Such cash flow analysis includes assumptions about expected future economic and market conditions, the applicable discount rate, and the future revenue generation from the use or disposition of the assets. We also perform a periodic review to identify assets that are no longer used and are not expected to be used in future periods. An impairment charge is recorded to the extent, if any, that the carrying amount of the idle assets exceeds their fair value. Under R.O.C. GAAP, if the recoverable amount increases in a future period, the amount previously recognized as impairment will be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Under U.S. GAAP, the reversal of impairment charges is prohibited.

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

For purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no future economic benefits are written down to their fair value and recorded as either idle assets or assets held for disposition. In 2010 and 2011, an impairment loss for idle assets of NT$0.3 million and NT$98 million (US$3 million) was recorded, respectively. No impairment loss for idle assets was recorded in 2009. As of December 31, 2010 and 2011, net long-lived assets and intangible assets amounted to NT$394,471 million and NT$495,542 million (US$16,371 million), respectively.

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

Application of the goodwill impairment test is also highly subjective and requires significant judgment, including the identification of cash generating units, assigning assets and liabilities to the relevant cash generating units, assigning goodwill to the relevant cash generating units, and determining the fair value of the relevant cash generating units. Our assessment of fair value is based upon a cash flow analysis that includes assumptions about expected future operating performance, such as revenue growth rates and operating margins, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. Under R.O.C. GAAP, the fair value of the cash generating units is compared to the associated carrying value including goodwill. On the other hand, under U.S. GAAP, the fair value of the reporting units is compared to the associated carrying value including goodwill.

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

As of December 31, 2010 and 2011, goodwill amounted to NT$5,705 million and NT$5,694 million (US$188 million), respectively, under R.O.C. GAAP. The change in the NT dollar amount of goodwill was due to changes in the exchange rate between NT dollar and U.S. dollar.

Valuation of investments accounted for using the equity method. We assess the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable. We measure the impairment based on a projected future cash flow of the investees, the underlying assumptions for which had been formulated by such investees’ internal management team, taking into account market conditions for the industries which the investees operate in to ensure the reasonableness of such assumptions. If an investment is determined to be impaired, we recognize an impairment loss through a charge to our operating results to the extent the present value of discounted cash flows attributable to the investee is less than the carrying value of the investment.

For the years ended December 31, 2009, 2010 and 2011, no impairment loss was recorded as the value determined based on the discounted cash flow of the investees was higher than the carrying value of the investments accounted for using the equity method.

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

We have experienced declines in the value of certain privately held investments and publicly traded securities and recorded impairment loss of NT$913 million, NT$160 million and NT$266 million (US$9 million) in 2009, 2010 and 2011, respectively. While we have recognized all declines that are currently believed to be other-than-temporary as a charge to income, adverse changes in market conditions or poor operating results of underlying investments could result in further losses in future periods.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of income, expressed in each case as a percentage of net sales:

	For the year ended December 31
	2009	2010	2011
Net sales	100.0%	100.0%	100.0%
Cost of sales	(56.3)%	(50.6)%	(54.6)%
Gross profit	43.7%	49.4%	45.4%
Operating expenses
General and administrative	(3.8)%	(3.1)%	(3.3)%
Sales and marketing	(1.5)%	(1.3)%	(1.1)%
Research and development	(7.3)%	(7.1)%	(7.9)%
Total operating expenses	(12.6)%	(11.5)%	(12.3)%
Income from operations	31.1%	37.9%	33.1%
Non-operating income and gains	1.9%	3.2%	1.3%
Non-operating expenses and losses	(0.7)%	(0.5)%	(0.4)%
Income before income tax	32.3%	40.6%	34.0%
Income tax expense	(2.0)%	(1.9)%	(2.5)%
Net income	30.3%	38.7%	31.5%
Net income attributable to minority interests	(0.1)%	(0.2)%	(0.1)%
Net income attributable to shareholders of the parent	30.2%	38.5%	31.4%

Year to Year Comparisons

Net Sales and Gross Margin

	For the year ended December 31
	2009	2010	% Change from 2009	2011		% Change from 2010
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Net sales	295,742	419,538	41.9%	427,081	14,109	1.8%
Cost of sales	(166,413)	(212,484)	27.7%	(232,938)	(7,695)	9.6%

Gross profit before affiliates elimination	129,329	207,054	60.1%	194,143	6,414	(6.2)%

Unrealized gross profit from affiliates	—	—	—	(74)	(3)	—

Gross profit	129,329	207,054	60.1%	194,069	6,411	(6.3)%

Gross margin percentage	43.7%	49.4%	—	45.4%	45.4%	—

Net Sales

Our net sales in 2011 increased by 1.8% from 2010, which was mainly attributable to the growth in customer demand. The overall wafer shipments increased by 5.8%, from 11,860 thousand 200mm equivalent wafers in 2010 to 12,549 thousand 200mm equivalent wafers in 2011. Furthermore, we had a more favorable product mix in 2011 as the portion of wafer sales from 65 nanometer and below circuit resolutions reached 56% compared to 46% in 2010. However, as a significant portion of our sales were denominated in U.S. dollars, our net sales in 2011 were negatively impacted by a stronger weighted average NT dollar against U.S. dollar, which appreciated against the U.S. dollar by 6.7% to NT$29.367 to US$1.00 in 2011 from NT$31.491 to US$1.00 in 2010.

Our net sales in 2010 increased by 41.9% from 2009, which was largely due to the overall growth in industry and customer demand. The overall wafer shipments increased by 53.3%, from 7,737 thousand 200mm equivalent wafers in 2009 to 11,860 thousand 200mm equivalent wafers in 2010. However, as a significant portion of our sales were denominated in U.S. dollars, our net sales in 2010 were negatively impacted by a stronger weighted average NT dollar against the U.S. dollar, which appreciated by 4.2% to NT$31.491 to US$1.00 in 2010 from NT$32.868 to US$1.00 in 2009. Furthermore, our ASP declined in 2010.

Gross Margin

Our gross margin fluctuated with the level of capacity utilization, price change and product mix, among other factors. In 2011, our gross margin decreased to 45.4% of net sales from 49.4% of net sales in 2010. The lower margin in 2011 was primarily due to lower capacity utilization as we increased our capacity in 2011, price decline and a stronger NT dollar against the U.S. dollar, which negatively impacted our gross margin by 7.1, 2.8 and 2.4 percentage points, respectively, offset in part by cost improvements and others which contributed favorably to a 8.3 percentage points increase in the gross margin.

In 2010, our gross margin increased to 49.4% of net sales from 43.7% of net sales in 2009. The higher margin in 2010 was primarily due to higher capacity utilization and cost reductions, which contributed favorably to 6.8 and 3.6 percentage points increase, respectively, in the gross margin, offset in part by price declines and a stronger NT dollar against the U.S. dollar, which negatively impacted our gross margin by 3.6 and 1.5 percentage points, respectively.

Operating Expenses

	For the year ended December 31
	2009	2010	% Change from 2009	2011		% Change from 2010
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Research and development	21,593	29,707	37.6%	33,830	1,118	13.9%
General and administrative	11,286	12,804	13.5%	14,164	468	10.6%
Sales and marketing	4,488	5,368	19.6%	4,518	149	(15.8)%

Total operating expenses	37,367	47,879	28.1%	52,512	1,735	9.7%

Percentage of net sales	12.6%	11.5%	—	12.3%	12.3%	—
Income from operations	91,962	159,175	73.1%	141,557	4,676	(11.1)%

Operating Margin	31.1%	37.9%	—	33.1%	33.1%	—

Operating expenses increased by NT$4,633 million in 2011, or 9.7%, from NT$47,879 million in 2010, after an increase in operating expenses of NT$10,512 million in 2010, or 28.1%, from 2009.

Research and Development Expenses

We remain strongly committed to being the leader in developing advanced process technologies. We believe that continued investments in process technologies are essential for us to remain competitive in the markets we serve. Research and development expenditures increased by NT$4,123 million in 2011, or 13.9%, from 2010, mainly due to higher spending in further developing 20nm technology, partially offset by lower employee profit sharing expenses and bonus. In 2010, research and development expenditures increased by NT$8,114 million, or 37.6%, from 2009, mainly reflecting higher spending in further developing 28nm and 20nm technologies and higher employee profit sharing expenses and bonuses in 2010. We plan to continue to invest significant amounts in research and development in 2012.

General and Administrative, Sales and Marketing Expenses

General and administrative, sales and marketing expenses in 2011 increased by NT$510 million, or 2.8% from 2010, due to an increase in general and administrative expenses by NT$1,360 million, or 10.6%, and a decrease of sales and marketing expenses by NT$850 million, or 15.8%. The net increase was primarily due to higher opening expenses for Fab15 (Phase I) and Fab10 (Phase II), partially offset by lower employee profit sharing expenses and bonus in 2011.

General and administrative, sales and marketing expenses in 2010 increased by NT$2,398 million, or 15.2%, from 2009, due to an increase in general and administrative expenses and sales and marketing expenses by NT$1,518 million and NT$880 million, or 13.5% and 19.6%, respectively. The increase was mainly due to higher employee profit sharing expenses and bonuses in 2010, higher labor costs due to business scale expansion, and more opening expenses for Fab14 (Phase IV) and Fab12 (Phase V), partially offset by lower legal fees due to litigation concluded in 2009.

Non-Operating Income and Expenses

	For the year ended December 31
	2009	2010	% Change from 2009	2011		% Change from 2010
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Non-operating income and gains	5,654	13,136	132.3%	5,359	177	(59.2)%
Non-operating expenses and losses	(2,153)	(2,041)	(5.2)%	(1,768)	(58)	(13.4)%

Net non-operating income (expenses)	3,501	11,095	216.9%	3,591	119	(67.6)%

Net non-operating income in 2011 decreased by NT$7,504 million, or 67.6% from NT$11,095 million in 2010 primarily due to a NT$5,993 million decrease in settlement income from SMIC as we received less settlement payment in cash and absence of receipt of SMIC shares in 2011 pursuant to the settlement agreement. In addition, equity in earnings of equity method investees declined by NT$1,400 million as a result of weakened operating performance of such equity method investees in 2011.

Net non-operating income in 2010 increased by NT$7,594 million, or 216.9%, from NT$3,501 million in 2009 primarily due to a NT$5,475 million increase in settlement income from SMIC, a NT$2,252 million increase in equity in earnings of equity method investees, a NT$753 million decrease in loss on impairment of financial assets and a NT$721 million increase in net gain on settlement and disposal of financial assets, partially offset by a NT$936 million decrease in interest income and a NT$781 million increase in loss on disposal of property and equipment. Equity in earnings generated from equity method investees increased, reflecting business improvement of such equity method investees in 2010. The decrease in loss on impairment of financial assets was primarily due to an increase in the fair value of financial assets in 2010. The increase in net gain on settlement and disposal of financial assets was mainly due to higher disposal gain on debt and equity securities. Interest income decreased primarily due to lower interest rates in 2010. The increase in loss on disposal of property and equipment mainly resulted from the disposal of steel frame in a newly-acquired, partially-constructed memory fab.

Income Tax Benefit (Expense)

	For the year ended December 31
	2009	2010	% Change from 2009	2011		% Change from 2010
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Income tax expense	(5,997)	(7,988)	33.2%	(10,695)	(353)	33.9%

Net income attributable to shareholders of the parent	89,218	161,605	81.1%	134,201	4,434	(17.0)%

Net margin	30.2%	38.5%	—	31.4%	31.4%	—

Income tax expenses increased by NT$2,707 million in 2011, or 33.9%, from 2010. The increase was mainly related to increase in tax on unappropriated earnings as a result of higher unappropriated earnings in 2011 compared to 2010.

Income tax expenses increased by NT$1,991 million in 2010, or 33.2%, from 2009. The increase was mainly due to an increase in taxable income, partially offset by lower statutory tax rate, from 25% to 17%. See “— Taxation” below for further discussion.

Liquidity and Capital Resources

Our sources of liquidity include cash flow from operations, cash and cash equivalents, short-term investments and revolving credit facilities provided by multiple banks.

Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2011 was NT$247,587 million (US$8,179 million), an increase of NT$18,111 million from 2010.

Our cash, cash equivalents and current investments in financial instruments amounted to NT$150,622 million (US$4,976 million) as of December 31, 2011, down from NT$181,574 million as of December 31, 2010. The current investments in financial instruments primarily consist of corporate bonds, publicly-traded stocks, government bonds, and money market funds.

As of December 31, 2011, we also had an aggregate unused short-term credit lines of approximately NT$63,708 million (US$2,105 million) and an aggregate unused long-term credit lines of approximately NT$2,050 million (US$68 million).

We believe that our cash generated from operations, cash and cash equivalents, short-term investments, ability to access capital market and revoling credit facilities will be sufficient to fund our working capital needs, capital expenditures, dividend payments and other business requirements associated with existing operations over the next 12 months.

	For the year ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in millions)	(in millions)	(in millions)
Net cash provided by operating activities	159,966	229,476	247,587	8,179
Net cash used in investing activities	(96,468)	(202,086)	(182,523)	(6,030)
Net cash used in financing activities	(85,471)	(48,638)	(67,858)	(2,242)
Net decrease in cash	(23,338)	(23,389)	(4,415)	(146)

Cash and cash equivalents decreased by NT$4,415 million in 2011, or 3.0%, from 2010, following a decrease of NT$23,389 million in 2010, or 13.7%, from 2009.

Operating Activities

In 2011, we generated NT$247,587 million (US$8,179 million) net cash from operating activities, as compared to NT$229,476 million and NT$159,966 million in 2010 and 2009, respectively. In 2011, net cash generated from operating activities increased primarily due to an increase of NT$19,872 million in non-cash depreciation and amortization expenses, the absence of non-cash gain of NT$4,434 million from SMIC shares received as litigation compensation and from change in inventories and notes and accounts receivables, partially offset by a decrease of NT$27,404 million in net income.

In 2010, net cash generated from operating activities increased primarily due to an increase of NT$72,387 million in net income and an increase of NT$6,995 million in non-cash depreciation and amortization expenses, partially offset by the NT$5,341 million change in accrual for employee profit sharing and bonus and non-cash gain from SMIC shares as litigation compensation in the amount of NT$4,434 million.

In 2011, depreciation and amortization expenses were NT$107,682 million (US$3,557 million), as compared to NT$87,810 million and NT$80,815 million in 2010 and 2009, respectively. Higher depreciation and amortization expenses in 2011 and 2010 were mainly attributable to increase in capital expenditures to expand production capacity in advanced technologies.

Investing Activities

In 2011, net cash used in investing activities was NT$182,523 million (US$6,030 million), as compared to NT$202,086 million and NT$96,468 million in 2010 and 2009, respectively. The decrease in 2011 was primarily due to lower investment in financial assets, higher disposal or redemption of investment in financial assets, lower refundable deposits and the absence of new investment in equity method investees, partially offset by higher spending on capital expenditures during the year. The increase in 2010 was primarily due to the significantly higher spending on capital expenditures, an increase in investment in equity method investees and an increase in refundable deposits, partially offset by higher amount of cash received from disposal or redemption of investments in financial assets during the year.

Capital expenditures in 2011 were primarily related to:

•	adding production capacity to 300mm and 200mm wafer fabs;

•	expanding buildings/facilities for Fab 12, Fab 14 and Fab 15;

•	developing process technologies including 28nm node and below;

•	capacity expansion for mask and backend operations;

•	other research and development projects; and

•	solar and solid state lighting businesses.

During the past few years, our capital expenditures were funded by our operating cash flow. The capital expenditures for 2012 are also expected to be funded by our operating cash flow. See “Item 4. Information on the Company — Capacity Management and Technology Upgrade Plans” for discussion of our capacity management and capital expenditures.

Financing Activities

In 2011, net cash used in financing activities was NT$67,858 million (US$2,242 million), as compared to NT$48,638 million and NT$85,471 million in 2010 and 2009, respectively. In 2011, net cash used in financing activities increased primarily due to the change from NT$31,214 million cash provided by short-term loans in 2010 to NT$5,287 million cash used to repay short-term loans in 2011 and the higher repayment of other long-term liabilities of NT$2,526 million, partially offset by the proceeds from issuance of corporate bonds amounting to NT$18,000 million and increase in long-term debts of NT$2,250 million. In 2010, net cash used in financing activities decreased primarily due to an increase of NT$31,214 million in short-term debt mainly to naturally hedge a portion of our accounts receivable denominated in U.S. dollars and the repayment in 2009 of corporate bonds amounting to NT$8,000 million, partially offset by repayment in 2010 of other long-term liabilities of NT$1,107 million.

As of December 31, 2011, our short-term loans were NT$25,927 million (US$856 million, translated from 2011 year-end revaluation exchange rate of NT$30.288 to US$1.00), and our aggregate long-term debt was NT$24,150 million (US$798 million) of which NT$4,563 million (US$151 million) was classified as current. The short-term loans were denominated in U.S. dollars. To protect against reductions in value and the volatility of asset value caused by changes in foreign exchange rates, we utilized short-term loans and derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge our currency exposure. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the hedging instruments used. The long-term debt included NT$22,500 million of the long-term bonds with fixed interest rates ranging from 1.40% to 3.00%.

Cash Requirements

The following table sets forth the maturity of our long-term debt (bank loans and bonds) outstanding as of December 31, 2011:

Long-term debt
(in NT$ millions)
During 2012	4,563
During 2013	625
During 2014	125
During 2015	125
During 2016 and thereafter	18,712

The following table sets forth information on our material contractually obligated payments for the periods indicated as of December 31, 2011:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(in NT$ millions)
Short-Term Loans(1)	25,927	25,927	-	-	-
Long-Term Debt(2)	24,150	4,563	750	11,337	7,500
Capital Lease Obligations(3)	871	138	51	49	633
Operating Leases(4)	6,757	628	1,158	1,101	3,870
Other Payments(5)	3,400	3,400	-	-	-
Capital Purchase or other Purchase Obligations(6)	55,462	54,238	1,224	-	-
Total Contractual Cash Obligations(7)	116,567	88,894	3,183	12,487	12,003

(1)	The maximum amount and average amount of short-term loans outstanding during the year ended December 31, 2011 were NT$36,020 million and NT$33,582 million, respectively. The purpose of the short-term loans was mainly to naturally hedge a portion of our accounts receivable. As a substantial portion of our accounts receivable was denominated in U.S. dollars, we use short-term loans denominated in U.S. dollars to naturally hedge the fluctuation of foreign exchanges rates. See note 16 to our consolidated financial statements for further information regarding interest rates and future repayment dates.
(2)	Includes loan payable and bond payable but excludes relevant interest payments which are not expected to be material in any given period in the future. See notes 17 and 18 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.
(3)	Capital lease obligations represent our commitment for leases of property, which are described in note 14 to our consolidated financial statements.
(4)	Operating lease obligations are described in note 29 to our consolidated financial statements.
(5)	Other payments represent payables for acquisition of property, plant and equipment.
(6)	Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments are not recorded on our balance sheet as of December 31, 2011, as we have not received related goods or taken title of the property.
(7)	Minimum pension funding requirement is not included since such amounts have not been determined. We made pension contributions of approximately NT$212 million in 2011 and estimate that we will contribute approximately NT$220 million to the pension fund in 2012. See note 20 to our consolidated financial statements for additional details regarding our pension plan.

During 2011, we entered into derivative financial instruments transactions to manage exposures related to foreign-currency denominated receivables or payables and interest rate fluctuations. As of December 31, 2011, we anticipated our cash requirements in 2012 for outstanding forward exchange agreements and cross currency swaps of approximately NT$584 million, RMB1,119 million, EUR39 million, and US$22 million with our expected cash receipts of approximately JPY260 million, US$196 million, and NT$2,038 million, and EUR2 million. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information regarding our derivative financial instruments transactions. See also note 2 to the consolidated financial statements for our accounting policy of derivative financial instruments, and note 6 and note 26 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.

Generally, we do not provide letters of credit to, or guarantees for any entity other than our consolidated subsidiaries.

Significant amounts of capital are required to build, expand, and upgrade our production facilities and equipment. Our capital expenditures for 2012 are expected to be approximately US$6 billion, which, depending on market conditions, may be adjusted upwards later.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with R.O.C. GAAP, which differs in certain material aspects from U.S. GAAP. The following table sets forth a comparison of our net income and shareholders’ equity in accordance with R.O.C. GAAP and U.S. GAAP for the periods indicated:

	For the year ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in millions)
Net income attributable to the shareholders of the parent in accordance with:
R.O.C. GAAP	89,218	161,605	134,201	4,434
U.S. GAAP	89,102	163,639	136,873	4,522
Shareholders’ equity attributable to the shareholders of the parent in accordance with:
R.O.C. GAAP	495,083	574,145	629,594	20,799
U.S. GAAP	532,043	610,597	669,163	22,106

Differences between R.O.C. GAAP and U.S. GAAP that have a material effect on our net income and shareholders’ equity as reported under R.O.C. GAAP include compensation expense pertaining to stock bonuses to employees, recognition of and subsequent accounting for goodwill, 10% tax imposed on unappropriated earnings, stock-based compensation and deconsolidation of investees. Please refer to note 34 to the consolidated financial statements, which provides a description of the principal differences between R.O.C. GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of certain items, including net income and shareholders’ equity.

Taxation

In 2010, the R.O.C. government reduced the corporate income tax rate from 25% to 17% effective from 2010. In the same year, the “Statute for Industries Innovation” was passed to replace the “Statute for Upgrading Industries” in tax incentives. Under the new statute, the research and development expenditure tax credit rate was reduced from 30% to 15%, and the 7% tax credit incentive for purchased equipment was terminated.

We are eligible for five-year tax holidays for income generated from construction and capacity expansions of production facilities according to the regulation under the Statute for Upgrading Industries of the R.O.C. The exemption period may begin at any time within five years, as applicable, following the completion of a construction or expansion of production facilities. The aggregate tax benefits of such exemption periods in 2009, 2010 and 2011 were NT$8,652 million, NT$17,410 million and NT$13,832 million (US$457 million), respectively. We commenced the exemption period for part of Fab 14 (Phase III), part of Fab 12 (Phase III) and others in 2010; part of Fab 12 (Phase IV), part of Fab 14 (Phase III and IV) in 2011. The Statute for Upgrading Industries expired at the end of 2009. However, under the Grandfather Clause, we can continue to enjoy five-year tax holidays if the relevant investment plans were approved by R.O.C. tax authority before the expiration of the Statute.

Under regulations promulgated under the R.O.C. Statute for Industries Innovation, we were eligible for a tax credit for specified percentages of research and development expenditures. The tax credit rate of research and development expenditures is 15% during the period from 2010 to 2019.

The R.O.C. government enacted the R.O.C. Alternative Minimum Tax Act (“AMT Act”) which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the R.O.C. AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the R.O.C. AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the R.O.C. AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the R.O.C. AMT. We currently expect the AMT to have a small effect on our income tax expense in 2012.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Inflation & Deflation

During 2011, neither inflation nor deflation had a material impact on our operations, or the business operations of our customers and suppliers. However, with uncertain global economy outlook, we cannot assure that there will be no significant variations in the future, which may have a material impact on our results of operations.

Recent Accounting Pronouncements

For R.O.C. GAAP, please refer to note 4 to the consolidated financial statements. For U.S GAAP, please refer to note 35 to the consolidated financial statements.

Climate Change Related Issues

The manufacturing, assembling and testing of our products require the use of chemicals and materials that are subject to environmental, climate related, health and safety laws and regulations issued worldwide as well as international accords such as the Kyoto Protocol. Climate change related laws or regulations currently are too indefinite for us to assess the impact on our future financial condition with any degree of reasonable certainty. For example, the Taiwan legislative authority has been studying relevant laws relating to environmental protection and climate related changes, such as the “Greenhouse Gas Reduction Act” and “Energy Tax”. Since there has been no concrete guidance or laws issuing from the Taiwan government as of the date of this filing, the impact of such laws is indeterminable at the moment. Please see detailed risk factors related to the impact of climate change regulations and international accords, and business trends on our operations in “Item 3. Key Information - Risk Factors - Risks Relating to Our Business”. Please also see our compliance record with Taiwan and international environmental and climate related laws and regulations in “Item 4. Information on the Company — Environmental Regulation”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

MANAGEMENT

Members of our board of directors are elected by our shareholders. Our board of directors is currently composed of nine directors. Of our current nine directors, five are independent directors. The chairman of the board of directors is elected by the directors. The chairman of the board of directors presides at all meetings of the board of directors, and also has the authority to act as our representative. The term of office for directors is three years.

Pursuant to R.O.C. Securities and Exchange Law, effective from January 1, 2007, a public company is required to either establish an audit committee or to have supervisors. A public company’s audit committee should be composed of all of its independent directors but not less than three, of which at least one member should have accounting or related financial management expertise, and the relevant provisions under the R.O.C. Securities and Exchange Law, the R.O.C. Company Law and other laws applicable to the supervisors are also applicable to the audit committee.

Prior to January 1, 2007, we had two supervisors. The supervisors’ major duties and powers included, but were not limited to (i) investigation of our financial condition; (ii) inspection of corporate records; (iii) giving reports in connection with the company’s financial statements at shareholders’ meetings. Beginning from January 1, 2007, the duties and powers of our supervisors are being exercised by our Audit Committee which is composed of all of our independent directors, and supersedes and replaces the office of supervisors.

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

The following table sets forth the name of each director and executive officer, their positions, the year in which their term expires and the number of years they have been with us as of February 29, 2012. On March 2, 2012, Senior Vice President of R&D Dr. Shang-yi Chiang, Senior Vice President of Operations Dr. Mark Liu, and Senior Vice President of Business Development Dr. C.C. Wei were appointed as Executive Vice Presidents and Co-Chief Operating Officers. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Position with our company	Term Expires	Years with our company
Morris Chang	Chairman & Chief Executive Officer	2012	25
F.C. Tseng	Vice Chairman	2012	25
Johnsee Lee	Director (Representative of the National Development Fund)	2012	2
Stan Shih	Independent Director	2012	12
Sir Peter Leahy Bonfield	Independent Director	2012	10
Thomas J. Engibous	Independent Director	2012	3
Gregory C. Chow(1)	Independent Director	2012	1
Kok-Choo Chen(1)	Independent Director	2012	1
Rick Tsai(2)	Director	2012	22
Shang-yi Chiang	Executive Vice President & Co-Chief Operating Officer	—	12
Mark Liu	Executive Vice President & Co-Chief Operating Officer	—	18
C.C. Wei	Executive Vice President & Co-Chief Operating Officer	—	14
Stephen T. Tso	Senior Vice President & Chief Information Officer	—	15
Richard Thurston	Senior Vice President & General Counsel	—	10
Lora Ho	Senior Vice President, Chief Financial Officer & Spokesperson	—	13
Jason C.S. Chen	Senior Vice President of Worldwide Sales & Marketing	—	7
M.C. Tzeng	Vice President of Operations/Affiliate Fabs	—	25
Wei-Jen Lo	Vice President of Operations/Manufacturing Technology	—	8
Jack Sun	Vice President of Research & Development & Chief Technology Officer	—	15
Y.P. Chin	Vice President of Operations/Product Development	—	25
N.S. Tsai	Vice President of Quality & Reliability	—	23
Rick Cassidy	Vice President & President of TSMC North America	—	15
L.C. Tu	Vice President of Human Resources	—	25
J.K. Lin	Vice President of Operations/Mainstream Fabs	—	25
J.K. Wang	Vice President of Operations/300mm Fabs	—	25
Irene Sun	Vice President of Corporate Planning	—	8
Burn J. Lin	Vice President of Research & Development	—	12
Y. J. Mii(3)	Vice President of Research & Development	—	18
Cliff Hou(3)	Vice President of Research & Development	—	15

(1)	Mr. Gregory C. Chow and Ms. Kok-Choo Chen were elected as our independent directors in our Annual Shareholders’ Meeting held on June 9, 2011.
(2)	Rick Tsai is the Chairman and Chief Executive Officer of two of our subsidiaries, TSMC Solar Ltd. and TSMC Solid State Lighting Ltd. Before taking these positions, he was TSMC’s President of New Businesses.
(3)	Y.J. Mii and Cliff Hou were promoted to Vice President on August 9, 2011.

Morris Chang is the Chairman and Chief Executive Officer. He has been the founding Chairman of our board of directors since our establishment and was our Chief Executive Officer from March 1998 to June 2005. He resumed his position as our Chief Executive Officer on June 12, 2009. From 1985 to 1994, he was President and then Chairman of the board of directors of ITRI. Prior to that, Dr. Chang was President and Chief Operating Officer of General Instrument Corporation; Corporate Group and Senior Vice-President for Texas Instruments. He holds a bachelor’s degree and a master’s degree in mechanical engineering from the Massachusetts Institute of Technology and a Ph.D. in electrical engineering from Stanford University and has been active in the international semiconductor industry for over 56 years.

F.C. Tseng is the Vice Chairman. He has been our Vice Chairman since July 2005. He was Deputy Chief Executive Officer from August 2001 to June 2005. He is also the Chairman of Global Unichip Corp., a director of Digimax, Inc. and an independent director of Acer Inc. He formerly served as the President of Vanguard from 1996 to 1998 and our President from May 1998 to August 2001. Prior to his presidency at Vanguard, Dr. Tseng served as our Senior Vice President of Operations. He holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 40 years.

Johnsee Lee is a director. He is the Chairman of the Development Center for Biotechnology. He also serves as the President of Taiwan Bio Industry Organization and an independent director of Taiwan Polysilicon Corp. and Zhen Ding Technology Holding Limited. He was the President of ITRI from 2003 to 2010 and has also served on many government and industrial boards and committees. Before returning to Taiwan, he held various technical and managerial positions at Argonne National Laboratory and Johnson Matthey Inc. in the U.S. from 1981 to 1990. He holds a Ph.D. in chemical engineering from the Illinois Institute of Technology, and a MBA from the University of Chicago. He is also a graduate of Harvard Business School’s Advanced Management Program.

Stan Shih is an independent director. He is the Group Chairman of iD SoftCapital and a director of Acer Inc., Qisda Corp., Wistron Corp. and Nan Shan Life Insurance Company, Ltd. He is also co-founder and Chairman Emeritus of the Acer Group. He served as the Chairman and Chief Executive Officer of the Acer Group from 1976 to 2004. Mr. Shih holds a bachelor’s degree, a master’s degree and an honorary Ph.D. in electrical engineering from National Chiao Tung University. He also holds an honorary doctoral degree in technology from the Hong Kong Polytechnic University, an honorary fellowship from the University of Wales and an honorary doctoral degree in international law from the Thunderbird, American Graduate School of International Management.

Sir Peter Leahy Bonfield is an independent director. Sir Peter Bonfield was the Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from January 1996 to January 2002. He is currently the non-executive director and Chairman of the Board of Directors of NXP Semiconductor in the Netherlands. He is also a director of L.M. Ericsson in Sweden, Mentor Graphics Corporation Inc. in U.S., Sony Corporation in Japan and Actis Capital LLP in London. He is a member of the Sony Corporation Advisory Board, The Longreach Group Advisory Board, and New Venture Partners LLP Advisory Board. He is the Vice President of the British Quality Foundation and Fellow of The Royal Academy of Engineering. He holds an honors degree in engineering from Longhborough University.

Thomas J. Engibous is an independent director. He joined Texas Instruments (“TI”) in 1976 and served there until retirement in 2008. During his 32-year career at TI, his duties included Chairman from 2004 to 2008, Chairman, President and Chief Executive Officer from 1998 to 2004, President and Chief Executive Officer from 1996 to 1998 and Executive Vice President and President of the company’s Semiconductor Group from 1993 to 1996. Mr. Engibous currently serves as the Chairman of J.C. Penney Company Inc., Trustee of the Southwestern Medical Foundation, and a member of the Business Council. He holds a master’s degree in electrical engineering and an honorary doctorate in engineering from Purdue University.

Gregory C. Chow is an independent director. He is currently Professor of Economics and Class of 1913 Professor of Political Economy, Emeritus, and Lecture with the Rank at Princeton University. He is a member of the Taiwan Academia Sinica and the American Philosophical Society, and a fellow of the American Statistical Association and of the Econometric Society. Professor Chow has over 50 years of teaching experience at such institutes as the Sloan School of Management of M.I.T., Cornell University, IBM Thomas Watson Research Center, Columbia University and Princeton University. Professor Chow also served as an adviser on economic policy, economic reform and economic education in Taiwan and China. He holds a Ph.D. and master degree in Economics from Chicago University and an honorary Doctorate of Business Administration from Hong Kong University of Science and Technology. He also holds honorary professorships at various major universities in China and the City University of Hong Kong. His publications include 14 books and over 200 articles.

Kok-Choo Chen is an independent director. She served as our Senior Vice President and General Counsel from 1997 to 2001. Currently, Ms. Chen is an advisor to the Taiwan Executive Yuan and the Taipei City Government. Ms. Chen has over 24 years of experience working in international law firms. She has also taught law at Soochow University, National Chengchi University and National Tsing-Hua University in Taiwan for over 28 years. In addition, Ms. Chen is the founder of two Taiwan heritage site museums (Taipei Story House and Futai Street Mansion), as well as a director of the TSMC Education and Culture Foundation. Ms. Chen is licensed to practice law in England, Singapore and California.

Rick Tsai is a director. He is also the Chairman and Chief Executive Officer of two TSMC subsidiaries, “TSMC Solar Ltd.” and “TSMC Solid State Lighting Ltd.”. Dr. Tsai was TSMC’s President of New Businesses from June 12, 2009 to July 31, 2011, President and Chief Executive Officer from July 2005 to June 11, 2009, President & Chief Operating Officer from August 2001 to June 2005 and Executive Vice President of Worldwide Marketing and Sales from September 2000 to August 2001. Prior to that, he served as our Executive Vice President of Operations. He also served as the President of Vanguard from 1999 to 2000. He joined us in 1989 as Deputy Director of our Fab 2 operations. He holds a Ph.D. in material science from Cornell University.

Shang-yi Chiang is our Executive Vice President and Co-Chief Operating Officer. Dr. Chiang re-joined us as Senior Vice President of Research and Development in September 2009. He was also Chairman of VisEra Technologies Company and Xintec Inc. from August 2006 to July 2010. He was Senior Vice President of Research and Development from November 2000 to August 2006. He joined us as Vice President of Research and Development in 1997. Prior to that, he worked at Hewlett Packard. Dr. Chiang holds a Ph.D. in electrical engineering from Stanford University.

Mark Liu is our Executive Vice President and Co-Chief Operating Officer. Prior to that, he was our Senior Vice President of Operations. From March 2008 to October 2009, he served as Senior Vice President of Advanced Technology Business. From January 2002 to March 2008, he was Senior Vice President of Operations II. He was Vice President of our Fab 8 and Fab 12 Sites Operations from July 2000 to January 2002 and Vice President of South Sites Operations from 1999 to July 2000. Dr. Liu joined us in 1993 and held the positions as Director of Fab 3 Operations and Senior Director of South Sites Operations. He holds a Ph.D. in electrical engineering and computer science from University of California, Berkeley.

C.C. Wei is our Executive Vice President and Co-Chief Operating Officer. Prior to that, he was our Senior Vice President of Business Development. From March 2008 to October 2009, he was Senior Vice President of Mainstream Technology Business. From January 2002 to March 2008, Dr. Wei was Senior Vice President of Operations I. He was Vice President of South Sites Operations from April 2000 to January 2002 and Vice President of North Sites Operations from February 1998 to April 2000. Prior to that, he was Senior Vice President at Chartered Semiconductor Manufacturing Ltd. in Singapore starting from 1993. He holds a Ph.D. in electrical engineering from Yale University.

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

Wei-Jen Lo is our Vice President of Operations/Manufacturing Technology. He was Vice President of Advanced Technology Business from September 2009 to October 2009, Vice President of Research & Development from June 2006 to September 2009 and Vice President of Operations from July 2004 to June 2006. Prior to that, he was Director in charge of advanced technology development with Intel Corporation. Dr. Lo holds a Ph.D. in solid state physics & surface chemistry from University of California, Berkeley.

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

Burn J. Lin is our Vice President of Research & Development. He was promoted as Vice President of Research & Development in February 2011. Prior to that, he was our Senior Director of Nanopatterning Technology Division from 2000 to 2011. He joined us in 2000. Dr. Lin is the editor in chief of the Journal of Micro/nanolithography, MEMS, and MOEMS, a fellow of IEEE and of SPIE. He holds a Ph.D. in electrical engineering from Ohio State University.

Y. J. Mii is our Vice President of Research and Development. He was promoted as Vice President of Research and Development in August 2011. Prior to that, he was our Senior Director of Platform I Division from 2006 to 2011. He joined TSMC in 1994 and has been involved continuously in the development and manufacturing of advanced CMOS technologies in both Operations and R&D. He holds a Ph.D. in electrical engineering from the University of California, Los Angeles.

Cliff Hou is our Vice President of Design and Technology Platform. He was prompted as Vice President of Design and Technology Platform in August 2011. Prior to that, he was Senior Director of Design and Technology Platform from 2010 to 2011. He joined TSMC in 1997 and established the Company’s technology design kit and reference flow development organizations. He holds a Ph.D. in electrical and computer engineering from Syracuse University.

There is no family relationship between any of our directors or executive officers and any other director or executive officer.

Share Ownership

The following table sets forth certain information as of February 29, 2012 with respect to our common shares owned by our directors and executive officers.

Name of Shareholders	Number of Common Shares Owned(2)	Percentage of Outstanding Common Shares(2)	Number of Common Shares Underlying Stock Options(3)
Morris Chang, Chairman & CEO	123,137,914	0.48%	-
F.C. Tseng, Vice Chairman	34,662,675	0.13%	-
Johnsee Lee, Director(1)	1,653,709,980	6.38%	-
Stan Shih, Independent Director	1,480,286	0.01%	-
Sir Peter Leahy Bonfield, Independent Director	-	-	-
Thomas J. Engibous, Independent Director	-	-	-
Gregory C. Chow, Independent Director	-	-	-
Kok-Choo Chen, Independent Director	-	-	-
Rick Tsai, Director	33,871,046	0.13%	-
Shang-yi Chiang, Executive Vice President & Co-Chief Operating Officer	2,192,481	0.01%	-
Mark Liu, Executive Vice President & Co-Chief Operating Officer	13,462,114	0.05%	-
C.C. Wei, Executive Vice President & Co-Chief Operating Officer	8,183,325	0.03%	276,882
Stephen T. Tso, Senior Vice President & CIO	14,875,064	0.06%	-
Richard Thurston, Senior Vice President & General Counsel	1,569,892	0.01%	87,710
Lora Ho, Senior Vice President, CFO & Spokesperson	6,381,080	0.02%	-
Jason C.S. Chen, Senior Vice President	2,317,320	0.01%	-
M.C. Tzeng, Vice President	7,618,595	0.03%	-
Wei-Jen Lo, Vice President	2,324,127	0.01%	-
Jack Sun, Vice President & CTO	4,568,831	0.02%	-
Y.P. Chin, Vice President	7,875,122	0.03%	-
N.S. Tsai, Vice President	2,051,180	0.01%	-
Rick Cassidy, Vice President	-	-	570,907
L.C. Tu, Vice President	9,371,440	0.04%	-
J.K. Lin, Vice President	12,182,118	0.05%	218,900
J.K. Wang, Vice President	2,553,947	0.01%	-
Irene Sun, Vice President	1,349,709	0.01%	-
Burn J. Lin, Vice President	3,026,746	0.01%	-
Y.J. Mii, Vice President	434,841	0.00%	-
Cliff Hou, Vice President	752,532	0.00%	-

(1)	Represents shares held by the National Development Fund of the Executive Yuan.
(2)

Except for the number of shares held by the National Development Fund of the Executive Yuan, the disclosed number of shares owned by the directors and executive officers does not include any common shares held in ADS form by such individuals as such individual ownership of ADSs has not been disclosed to shareholders or otherwise made public and each of these individuals owns less than one percent of all common shares outstanding as of February 29, 2012.

(3)

The numbers of the common shares underlying the stock options and the exercise prices were adjusted for the cash and stock dividends distributed from 2003 to 2011, according to the terms of the 2002 Employee Stock Option Plan. The options were granted to certain of our officers except Rick Cassidy as a result of their voluntary selection to exchange part of their profit sharing to stock options.

Compensation

The aggregate compensation paid and benefits in kind granted to our directors and executive officers in 2011, which included a cash bonus to the directors, was NT$1,408 million (US$47 million). According to our Articles of Incorporation, not more than 0.3 percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as bonuses to our directors and at least one percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) is distributed as a bonus to employees, including executive officers. Bonuses to directors are always paid in cash, while bonuses to our executive officers may be granted in cash, stock, or stock options or the combination of all these three. Individual awards are based on each individual’s responsibility, contribution and performance. See note 23 to our consolidated financial statements. Under our Articles of Incorporation, directors who also serve as executive officers are not entitled to any director bonuses.

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

Currently, the Audit Committee consists of five members comprising all of our independent directors. The members of the Audit Committee are Sir Peter Bonfield, the Chairman of our Audit Committee, Mr. Stan Shih, Mr. Thomas J. Engibous, Mr. Gregory C. Chow and Ms. Kok-Choo Chen. In addition, Mr. J. C. Lobbezoo was appointed to serve as financial expert consultant to the Audit Committee from February 14, 2006 onwards. See “Item 16A. Audit Committee Financial Expert”. The Audit Committee is required to meet at least once every quarter. Our Audit Committee charter grants the Audit Committee the authority to conduct any investigation which it deems appropriate to fulfill its responsibilities. It has direct access to all our books, records, facilities, and personnel, as well as our registered public accountants. It has the authority to, among other things, appoint, terminate and approve all fees to be paid to our registered public accountants, subject to the approval of the board of directors as appropriate, and to oversee the work performed by the registered public accountants. The Audit Committee also has the authority to engage special legal, accounting, or other consultants it deems necessary in the performance of its duties. Beginning on January 1, 2007, the Audit Committee also assumed the responsibilities of supervisors pursuant to the R.O.C. Securities and Exchange Law.

The Audit Committee convened four regular meetings in 2011. In addition to these meetings, the Audit Committee members and consultant participated in five telephone conferences to discuss the Company’s Annual Report to be filed with the Taiwan and U.S. authorities and investor conference materials with management.

Compensation Committee

Our board of directors established a Compensation Committee in June 2003 to assist our board of directors in discharging its responsibilities related to our compensation and benefit policies, plans and programs, and the compensation of our directors of the Board and executives.

The Compensation Committee, by its charter, shall consist of no fewer than three independent directors of the Board. Currently, the Compensation Committee is comprised of all five independent directors. The members of the Compensation Committee are Mr. Stan Shih, the Chairman of our Compensation Committee, Sir Peter Bonfield, Mr. Thomas J. Engibous, Mr. Gregory C. Chow and Ms. Kok-Choo Chen.

The Compensation Committee convened four regular meetings in 2011.

Employees

The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2009	2010	2011(1)
Managers	2,792	3,142	3,601
Professionals	9,861	12,729	13,665
Assistant Engineers/Clericals	761	2,650	2,796
Technicians	11,052	14,711	15,395
Total	24,466	33,232	35,457

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2009	2010	2011(1)
Hsinchu Science Park, Taiwan	16,010	20,703	20,107
Tainan Science Park, Taiwan	5,920	9,158	9,041
Taichung Science Park, Taiwan	-	29	1,410
Taoyuan County, Taiwan	-	-	1,333
China	1,270	1,903	2,134
North America	1,198	1,355	1,343
Europe	36	48	53
Japan	29	32	32
Korea	3	4	4
Total	24,466	33,232	35,457

(1)	Including employees of our subsidiaries Xintec Inc. and Mutual-Pak Technology Co., Ltd.

As of December 31, 2011, our total employee population was 35,457 with an educational makeup of 3.5 % Ph.Ds, 33.0% masters, 25.9% university bachelors, 13.8% college degrees and 23.8% others. Among this employee population, 48.7% were at a managerial or professional level. Continuous learning is the cornerstone of our employee development strategy. Individual development plans for each employee are customized and tailored to their individual development needs. Employee development is further supported and enforced by a comprehensive and integrated network of resources including on-the-job training, coaching, mentoring, job rotation, on-site courses, e-learning and external learning opportunities.

Pursuant to our Articles of Incorporation, our employees participate in our profits by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our net income after the deduction for prior years’ losses and contributions to legal and special reserves. Our practice in the past has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In 2010 and 2011, we distributed an employees’ cash bonus of NT$ 10,908 million (US$360 million) and an employees’ cash profit sharing of NT$10,908 million (US$360 million) to our employees in relation to year 2010 earnings. In 2011 and 2012, we also distributed an employees’ cash bonus of NT$8,990 million (US$297 million) to our employees in relation to year 2011 earnings.

In June 2002, we adopted the 2002 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 100 million common shares (approximately 0.5% of our total then outstanding common shares). These options vested between two and four years after the date of grant, with 50% of the option granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2002 Employee Stock Option Plan, a total of 48,137,264 options were granted, of which 2,726,796 options were originally granted to certain of our officers as a result of their voluntary election to exchange part of their profit sharing for stock options. The remaining balance of options under the 2002 Employee Stock Option Plan expired on June 25, 2003. As of December 31, 2011, 10,584,755 options were outstanding under the 2002 Employee Stock Option Plan.

In September 2003, we adopted the 2003 Employee Stock Option Plan that authorizes the grant of the options exercisable for up to 120 million common shares (approximately 0.6% of our total then outstanding common shares) in one or more tranches before October 29, 2004, when the 2003 Employee Stock Option Plan expired. These options vested between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2003 Employee Stock Option Plan, a total of 12,055,735 options have been granted. The remaining balance under the 2003 Employee Stock Option Plan expired on October 29, 2004. As of December 31, 2011, 1,576,377 options were outstanding under the 2003 Employee Stock Option Plan.

In November 2004, we adopted the 2004 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 11 million common shares (approximately 0.05% of our total then outstanding common shares) in one or more tranches before January 6, 2006, when the 2004 Employee Stock Option Plan expired. These options will vest between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2004 Employee Stock Option Plan, a total of 10,374,550 options have been granted. The remaining balance under the 2004 Employee Stock Option Plan expired on January 6, 2006. As of December 31, 2011, 2,132,422 options were outstanding under the 2004 Employee Stock Option Plan.

The following table provides information with respect to outstanding stock options held by our current officers as of December 31, 2011 under the 2002 Employee Stock Option Plan. The numbers of the common shares underlying the stock options and the exercise prices were adjusted for the cash and stock dividends distributed from 2003 to 2011, according to the terms of the 2002 Employee Stock Option Plan.

Outstanding Stock Options under the 2002 Employee Stock Option Plan
Name	Grant Date	Number of Common Shares Underlying Unexercised Options (#)	Option Adjusted Exercise Price (NT$)	Expiration Date

C.C. Wei	03/07/2003	276,882	20.9	03/06/2013
Richard Thurston	03/07/2003	87,710	20.9	03/06/2013
Rick Cassidy	06/06/2003	570,907	29.3	06/05/2013
J.K. Lin	03/07/2003	218,900	20.9	03/06/2013

In order to attract qualified senior management, we maintain a sign-on bonus plan, under which selected newly hired senior employees, upon approval by our senior management, receive a hiring bonus with the general condition of staying in our employment for at least one year (based on the quantum of sign-on bonus). In 2011, a total of NT$15 million (US$0.5 million) was distributed to our senior management under our sign-on bonus plan.

We value two-way communication and are committed to keeping our communication channels open and transparent between the management level and their subordinates. In addition, we are dedicated to providing diverse employee engagement programs, which support our goals in reinforcing close rapport with employees and maintaining harmonious labor relations.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information as of February 29, 2012, with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

Names of Shareholders	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares
National Development Fund(1)	1,653,709,980	6.4%
Directors and executive officers as a group(2)	296,242,385	1.1%

(1)	Excludes any common shares that may be owned by other funds controlled by the R.O.C. government. The National Development Fund was previously named Development Fund.

(2)	Excludes ownership of the National Development Fund.

As of February 29, 2012 a total of 25,917,753,612 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through a brokerage account in the R.O.C. As of February 29, 2012, 5,459,243,328 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of February 29 2012, 1,091,848,660 ADSs, representing 5,459,243,328 common shares, were held of record by Cede & Co. and 271 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

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

Related Party Transactions

Vanguard International Semiconductor Corporation

In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established Vanguard, then an integrated DRAM manufacturer. Vanguard commenced volume commercial production in 1995 and listed its shares on the GreTai Securities Market in March 1998. In 2004, Vanguard completely terminated its DRAM production and became a pure-play foundry company. As of February 29, 2012, we owned approximately 38.8% of Vanguard.

On April 1, 2004, we entered into an agreement with Vanguard with an initial term of two years. During the term of this agreement, Vanguard is obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC is required to use its best commercial efforts to maintain utilization of such reserved capacity within a specified range of wafers per month. Pursuant to its terms, upon expiration of its initial two-year term, this agreement is to be automatically renewed for additional one year periods unless earlier terminated by the parties. This Agreement has been so renewed per its terms. We pay Vanguard at a fixed discount to the actual selling price as mutually agreed between the parties in respect of each purchase order. We also agreed to license Vanguard certain of our process technologies and transfer certain technical know-how and information. TSMC receives from Vanguard certain royalty payments for granting such licenses. In 2009, 2010 and 2011, we had total purchases of NT$3,330 million, NT$4,959 million, and NT$5,598 million, (US$185 million) from Vanguard, representing 2.0%, 2.3% and 2.4% of our total cost of sales, respectively.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”)

SSMC is a joint venture in Singapore that we established with Philips and EDB Investment Pte. Ltd. to produce integrated circuits by means of advanced submicron manufacturing processes. These integrated circuits are made pursuant to the product design specifications provided primarily by us and Philips under an agreement with Philips, and EDB Investment Pte. Ltd. (the “SSMC Shareholders Agreement”) in March 1999 and, primarily by us and NXP, subsequent to the assignment by Philips of its rights to NXP and NXP’s assumption of Philips’ obligations under the SSMC Shareholders Agreement pursuant to the Assignment and Assumption Agreement effective September 25, 2006. SSMC’s business is limited to manufacturing wafers for us, our subsidiaries, NXP and NXP’s subsidiaries. In November 15, 2006, we and NXP exercised the option rights under the SSMC Shareholders Agreement to purchase all of the SSMC shares owned by EDB Investment Pte. Ltd. As a result, we now own 38.8%, and NXP owns 61.2% of SSMC. While we, together with NXP, have the right to purchase up to 100% of SSMC’s annual capacity, we and NXP are required to purchase, in the aggregate, at least 70% of SSMC’s full capacity; we, alone, are required to purchase up to 28% of the annual installed capacity. As of February 29, 2012, we owned approximately 38.8% of the equity interest in SSMC. See below for a detailed discussion of the contract terms we entered into with SSMC.

We entered into a technology cooperation agreement with SSMC effective March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our MOS integrated circuits wafer volume production fabs. In return, we have agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2009, 2010 and 2011, we had total purchases of NT$3,538 million, NT$4,521 million and NT$3,949 million (US$130 million) from SSMC, representing 2.1%, 2.1% and 1.7% of our total cost of sales, respectively.

VisEra Technologies Company, Ltd.

In October 2003, we and OmniVision Technologies, Inc. (“OVT”) entered into a shareholders’ agreement (the “VisEra Agreement”) to form VisEra Technologies Company, Ltd. (“VisEra”), a joint venture in Taiwan, for the purpose of providing back-end manufacturing services. In connection with the formation of VisEra, we and OVT each entered into separate nonexclusive license agreements with VisEra pursuant to which each party licenses certain intellectual property to VisEra relating to the manufacturing services. As of February 29, 2012, we owned a 43.2% equity interest in VisEra Technologies Company Ltd. through VisEra Cayman.

In August 2005, we entered into the first amendment to the VisEra Agreement (the “Amended VisEra Agreement”) with OVT, VisEra, and VisEra Cayman, pursuant to which VisEra became a subsidiary of VisEra Cayman. In accordance with the Amended VisEra Agreement, VisEra purchased color filter processing equipment and related assets from us for an aggregate price equivalent to US$16 million. In January 2007, we signed the second amendment and agreed to an expansion in VisEra’s manufacturing capacity. For the capacity expansion, we and OVT each agreed to make an additional US$27 million investment to VisEra. There were no significant sales to or purchases from VisEra from 2009 to 2011.

Global Unichip Corporation (“GUC”)

In January 2003, we acquired 52.0% equity interest in GUC, a System-on-Chip (SoC) design service company that provides large scale SoC implementation services. GUC has been listed on the Taiwan Stock Exchange since November 3, 2006. Since July 2011, we are no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, we no longer consolidate GUC and its subsidiaries in our financial statements. As of February 29, 2012, we owned approximately 34.8% of the equity interest in GUC.

In the second half of 2011, we had total sales of NT$2,461 million (US$81 million) to GUC, representing 0.6% of our total sales.

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

In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single case in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined at this stage.

In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing six U.S. patents. This litigation is in its very early stages and, therefore, its outcome cannot be determined at this time.

Other than the matters described above, we were not involved in any other material litigation in 2011 and are not currently involved in any material litigation.

Dividends and Dividend Policy

The following table sets forth the dividends per share paid during each of the years indicated in respect of common shares outstanding on the record date applicable to the payment of those dividends. During the period from 2007 to 2011, we paid cash dividends in the amounts of NT$77,489,063,538, NT$76,881,311,145, NT$76,876,311,768, NT$77,708,119,866 and NT$77,730,235,992 (US$2,567,896,795), respectively.

	Cash Dividends Per Share	Stock dividends Per 100 shares	Total shares issued as stock dividends	Outstanding common shares at year end
	NT$

2007	2.9995	0.49991(1)	129,148,440(1)	25,627,103,715
2008	3.0251	0.50417(1)	128,135,520(1)	25,625,437,256
2009	2.9999	0.49998(1)	128,127,187(1)	25,902,706,622
2010	2.9997	-	-	25,910,078,664
2011	2.9995	-	-	25,916,222,575

(1)	40% of the stock dividends were paid out of retained earnings and 60% were from capitalization of capital surplus.

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per common share(2)			Closing price per ADS(2)
	High	Low	Average daily Trading volume (in thousands of shares)(2)	High	Low	Average daily Trading volume (in thousands of ADSs)(2)
	(NT$)	(NT$)		(US$)	(US$)

2007	59.08	47.34	63,033	10.01	7.76	13,994
2008	56.17	31.59	63,140	10.14	5.22	17,527
2009	59.27	34.00	63,800	10.65	6.24	19,433
First Quarter	44.98	34.00	65,917	8.32	6.24	22,507
Second Quarter	51.85	43.10	81,028	10.56	8.09	21,825
Third Quarter	58.81	46.70	55,648	10.36	8.19	14,408
Fourth Quarter	59.27	53.98	53,557	10.65	8.86	19,172
2010	69.88	52.15	46,661	12.28	8.78	14,140
First Quarter	59.18	52.15	48,643	10.78	8.90	16,443
Second Quarter	58.72	53.25	46,187	10.48	8.78	15,460
Third Quarter	60.39	54.71	46,715	10.23	9.10	13,772
Fourth Quarter	69.88	58.00	45,350	12.28	9.87	11,012
2011	76.60	63.30	50,131	13.43	10.94	14,704
First Quarter	74.77	64.61	62,530	13.24	11.06	16,176
Second Quarter	74.29	65.28	51,369	13.43	11.56	15,740
Third Quarter	73.70	63.30	50,817	12.98	10.94	15,292
Fourth Quarter	76.60	68.60	37,212	13.22	11.31	11,621
October	73.60	68.60	41,344	12.95	11.31	12,768
November	76.00	71.60	38,695	13.08	12.07	11,797
December	76.60	72.50	31,974	13.22	12.32	10,299
2012
January	78.70	75.00	48,252	14.26	13.14	10,885
February	81.10	76.20	46,501	14.69	13.84	9,112
March	85.80	78.90	34,771	15.38	14.16	6,971
April (through April 6, 2012)	85.10	83.10	32,948	15.40	15.00	7,565

Source: Bloomberg

(1)	Trading in ADSs commenced on October 8, 1997 on the New York Stock Exchange. Each ADS represents the right to receive five common shares.
(2)

As adjusted for a “NT$2.9995 cash dividend per share and a 0.49991% stock dividend in July 2007”, a “NT$3.0251 cash dividend per share and a 0.50417% stock dividend in July 2008”, a “NT$2.9999 cash dividend per share and a 0.49998% stock dividend in July 2009”, a “NT$2.9997 cash dividend per share in July 2010”, and a “NT$2.9995 cash dividend per share in July 2011”.

ITEM 10.	ADDITIONAL INFORMATION

Description of Common Shares

We are organized under the laws of the R.O.C. Set forth below is a description of our common shares, including summaries of the material provisions of our articles of incorporation, the R.O.C. Company Law, the R.O.C. Securities and Exchange Law and the regulations promulgated thereunder.

General

Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,916,222,575 common shares were issued and outstanding as of December 31, 2011.

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

Dividends and Distributions

An R.O.C. company is generally not permitted to distribute dividends or to make any other distributions to shareholders in respect of any year for which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside in a legal reserve, until such time as its legal reserve equals its paid-in capital, 10% of its net income for that fiscal year (less any past losses and outstanding tax), and may set aside a special reserve. Our articles of incorporation provide that at least one percent of the net distributable income for that fiscal year be distributed as a bonus to employees and that not more than 0.3 percent of the net distributable income for that fiscal year may be distributed as a bonus to directors. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses. Prior to 2004, it has been our practice in each of the past years to pay all of employee bonuses in the form of stock. In 2004, we paid 20% of the bonus in the form of cash, and in 2005, 2006, 2007, 2008 and 2009, we paid 50% of the bonus in the form of cash. In 2010 and 2011, we paid 100% of the bonus in the form of cash. Effective in 2008, both bonus to directors and employees became expense items under the company’s income statements. In 2009, half of the employee profit sharing was paid in stock, for which, the number of shares was determined based on the closing price of TSMC common shares the day before TSMC’s annual shareholders’ meeting. Subject to compliance with these requirements, a company may pay dividends or make other distributions from its accumulated earnings or reserves as permitted by the R.O.C. Company Law as set forth below.

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

In addition to permitting dividends to be paid out of earnings or retained earnings, the R.O.C. Company Law permits us to make distributions to our shareholders in cash or in the form of common shares from capital surplus and the legal reserve. However, dividend distribution out of our legal reserve can only be effected when the accumulated legal reserve exceeds 25% of our paid-in capital.

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

Voting Rights

A holder of common shares has one vote for each common share. Except as otherwise provided by law, a resolution may be adopted by the holders of a simple majority of the total issued and outstanding common shares represented at a shareholders’ meeting at which a majority of the holders of the total issued and outstanding common shares are present. The election of directors at a shareholders’ meeting is by cumulative voting. Directors are nominated by our shareholders on the shareholders’ meeting at which ballots for these elections are cast. Moreover, as authorized under the R.O.C. Company Law, we have adopted a nomination procedure for election of our independent directors in our articles of incorporation. According to our articles of incorporation, ballots for the election of directors and independent directors are cast separately.

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

Register of Shareholders and Record Dates

Our share registrar, Chinatrust Commercial Bank, maintains the register of our shareholders at its office in Taipei, Taiwan, and enters transfers of the common shares in the register upon presentation of, among other documents, the certificates in respect of the common shares transferred. Under the R.O.C. Company Law, the transfer of common shares in registered form is effected by endorsement of the transferor’s and transferee’s seals on the share certificates and delivery of the related share certificates. In order to assert shareholders’ rights against us, however, the transferee must have his name and address registered on the register of shareholders. Shareholders are required to file their respective specimen signatures or seals with us. The settlement of trading in the common shares is carried out on the book-entry system maintained by the Taiwan Depository & Clearing Corporation.

The R.O.C. Company Law permits us to set a record date and close the register of shareholders for a specified period in order for us to determine the shareholders or pledgees that are entitled to certain rights pertaining to common shares by giving advance public notice. Under the R.O.C. Company Law, our register of shareholders should be closed for a period of sixty days, thirty days and five days immediately before each general meeting of shareholders, special meeting of shareholders and record date of dividend distribution, respectively.

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

A holder of depositary receipts (other than citizens of the PRC and entities organized under the laws of the PRC save for QDII or those which otherwise obtain the approval of the Investment Commission of the Ministry of Economic Affairs) may request the depositary to either cause the underlying shares to be sold in the R.O.C. and to distribute the sale proceeds to the holder or to withdraw from the depositary receipt facility the shares represented by the depositary receipts to the extent permitted under the deposit agreement (for depositary receipts representing existing shares, immediately after the issuance of the depositary receipts; and for depositary receipts representing new shares, in practice four to seven business days after the issuance of the depositary receipts) and transfer the shares to the holder.

We, or the foreign depositary bank, may not increase the number of depositary receipts by depositing shares in a depositary receipt facility or issuing additional depositary receipts against these deposits without specific R.O.C. Financial Supervisory Commission approval, except in limited circumstances. These circumstances include issuances of additional depositary receipts in connection with:

•	dividends or free distributions of shares;

•	the exercise by holders of existing depositary receipts of their pre-emptive rights in connection with capital increases for cash; or

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

Except as described below, the holders will not be able to exercise the voting rights attaching to the common shares represented by the ADSs on an individual basis. According to provisions of the deposit agreement, the voting rights attaching to the common shares represented by ADSs must be exercised as to all matters subject to a vote of shareholders by the depositary bank or its nominee, who represents all holders of ADSs, collectively in the same manner, except in the case of an election of directors. Directors are elected by cumulative voting unless our articles of incorporation stipulate otherwise.

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

The depositary bank will notify the voting representative of the instructions for the election of directors received from holders and appoint the voting representative as the representative of the depositary bank and the holders to attend such meeting and vote the common shares represented by ADSs as to which the depositary bank has received instructions from holders for the election of directors, subject to any restrictions imposed by R.O.C. law and our articles of incorporation. Holders who by the date specified by the depositary bank have not delivered instructions to the depositary bank will be deemed to have instructed the depositary bank to authorize and appoint the voting representative as the representative of the depositary bank or its nominee and the holders to attend such meeting and vote all the common shares represented by ADSs as to which the depositary bank has not received instructions from the holders for the election of directors as the voting representative deems appropriate, which may not be in your best interests. Candidates standing for election as representatives of a shareholder may be replaced by such shareholder prior to the meeting of the shareholders, and the votes cast by the holders for such candidates shall be counted as votes for their replacements.

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

Taxation

R.O.C. Taxation

The following is a general summary of the principal R.O.C. tax consequences of the ownership and disposition of ADSs representing common shares to a non-resident individual or entity. It applies only to a holder that is:

—	an individual who is not an R.O.C. citizen, who owns ADSs and who is not physically present in the R.O.C. for 183 days or more during any calendar year; or

—

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

Tax Treaty. The R.O.C. does not have a double taxation treaty with the United States. On the other hand, the R.O.C. has double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Israel, Gambia, The Netherlands, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, Swaziland, India, Slovakia, and Switzerland which may limit the rate of R.O.C. withholding tax on dividends paid with respect to common shares in R.O.C. companies. The ADS holders may be considered to hold common shares for the purposes of these treaties. Accordingly, if the holders may otherwise be entitled to the benefits of the relevant income tax treaty, the holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.

United States Federal Income Taxation

This section discusses the material United States federal income tax consequences to U.S. holders (as defined below) of owning and disposing of our common shares or ADSs. It applies to you only if you hold your common shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

—	dealers or traders in securities or foreign currencies;

—	banks and certain other financial institutions;

—	brokers;

—	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

—	tax-exempt organizations, retirement plans, individual retirement accounts and other tax-deferred accounts;

—	life insurance companies;

—	persons liable for alternative minimum tax;

—	persons that actually or constructively own 10% or more of our voting stock;

—	persons that hold common shares or ADSs as part of a straddle or a hedging or conversion or integrated transaction for tax purposes;

—	persons who are former citizens or former long-term residents of the United States, or

—	persons whose functional currency is not the U.S. dollar.

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

You are a U.S. holder if you are a beneficial owner of common shares or ADSs and you are:

—	a citizen or resident of the United States;

—	a domestic corporation, or other entity subject to United States federal income tax as a domestic corporation;

—	an estate whose income is subject to United States federal income tax regardless of its source; or

—

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

We urge you to consult your own tax advisor regarding the United States federal, state and local, non-U.S. and other tax consequences of owning and disposing of common shares or ADSs in your particular circumstances.

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

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our common shares or ADSs:

—	at least 75% of our gross income for the taxable year is passive income; or

—	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

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

—	any gain you realize on the sale or other disposition of your common shares or ADSs; and

—

any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the common shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the common shares or ADSs).

Under these rules:

—	the gain or excess distribution will be allocated ratably over your holding period for the common shares or ADSs,

—	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

—	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

—	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

Interest Rate Risks: We are exposed to interest rate risks, primarily related to borrowings for general corporate purposes.

The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2011.

	As of December 31, 2011 Expected Maturity Dates							As of December 31, 2010
	2012	2013	2014	2015	2016 and thereafter	Total	Aggregate Fair Value	Total	Aggregate Fair Value
Long-term debt (in millions)
NT$ denominated debt
Variable rate	NT$63	NT$625	NT$125	NT$125	NT$712	NT$1,650	NT$1,650	NT$543	NT$543
Average interest rate	1.19%	1.44%	1.38%	1.54%	1.63%	1.52%(2)	-	1.71%(2)	-
Fixed rate	NT$4,500(3)	-	-	-	NT$18,000	NT$22,500	NT$22,597(1)	NT$4,500	NT$4,539(1)
Average interest rate	3.00%	-	-	-	1.50%	1.80%(2)	-	3.00%	-
Interest rate swaps (in millions)
Variable to fixed rate	NT$80	-	-	-	-	NT$80	NT$(0)	NT$128	NT$(1)
Average pay fixed rate	1.38%	-	-	-	-	1.38%	-	1.38%	-

(1)	Represents the then quoted market price.
(2)	Average interest rates under “Total” are the weighted average interest rates of each year for loans outstanding.
(3)	The corporate bond was repaid in January 2012.

Foreign Currency Risk: Substantial portions of our revenues and expenses are denominated in currencies other than NT dollar. As a result, as of December 31, 2011, the majority of our receivables and payables were denominated in currencies other than NT dollar, primarily in U.S. dollar, Euro and Japanese Yen. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize foreign currency denominated debts and offsetting derivatives, including currency forward contracts and cross currency swaps, to hedge our currency exposure. These hedging transactions help to reduce partially, but do not eliminate, the impact of foreign currency exchange rate movements. Based on a sensitivity analysis performed on our financial position as of December 31, 2011, a hypothetical, unfavorable 10% movement in the levels of foreign currency exchange rates relative to the NT dollar, after taking into account hedges and offsetting positions, would have increased our net unrealized losses by NT$384 million.

Our policy is to account for the unrealized gains or losses of these hedging contracts on a mark-to-market rate basis and to realize the gains or losses of these contracts when the contracts mature. Effective January 1, 2006, these derivative financial instruments are required under R.O.C. Statement of Financial Accounting Standards No. 34 “Financial Instruments: Recognition and Measurement” to be recognized at fair market value on the balance sheet. Please see note 26 of our consolidated financial statements for information on the net assets, liabilities and purchase commitments that have been hedged by these derivative transactions.

The table below presents our outstanding financial derivative transactions as of December 31, 2011. These contracts all had a maturity date of not more than 12 months.

Forward Exchange Agreements (in millions)	As of December 31, 2011 Expected Maturity Dates							As of December 31, 2010

	2012	2013	2014	2015	2016 and thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
(Sell US$/Buy NT$) Contract amount	US$16.9	-	-	-	-	US$16.9	NT$(1.4)	US$11.8	NT$(5.1)

Average contractual exchange rate (against NT$ dollars)	30.18	-	-	-	-	30.18	-	29.92	-
(Sell NT$/Buy JPY) Contract amount	-	-	-	-	-	-	-	NT$814.9	NT$(7.8)

Average contractual exchange rate (against NT$ dollars)	-	-	-	-	-	-	-	0.36	-

(Sell RMB/Buy US$) Contract amount	RMB1,118.7	-	-	-	-	RMB1,118.7	NT$(10.9)	RMB529.2	NT$0.8

Average contractual exchange rate (against RMB)	6.32	-	-	-	-	6.32	-	6.61	-
(Sell EUR/Buy US$) Contract amount	-	-	-	-	-	-	-	EUR3.1	NT$(0.0)

Average contractual exchange rate (against US$ dollars)	-	-	-	-	-	-	-	1.33	-
(Sell EUR/Buy NT$) Contract amount	EUR38.6	-	-	-	-	EUR38.6	NT$14.9	-	-

Average contractual exchange rate (against NT$ dollars)	39.59	-	-	-	-	39.59	-	-	-
(Sell US$/Buy EUR) Contract amount	US$2.1	-	-	-	-	US$2.1	NT$(0.9)	-	-

Average contractual exchange rate (against US$ dollars)	1.31	-	-	-	-	1.31	-	-	-
(Sell US$/Buy JPY) Contract amount	US$3.3	-	-	-	-	US$3.3	NT$0.1	-	-

Average contractual exchange rate (against Japanese Yen)	77.92	-	-	-	-	77.92	-	-	-
(Sell NT$/Buy US$) Contract amount	NT$163.5	-	-	-	-	NT$163.5	NT$(0.1)	-	-

Average contractual exchange rate (against NT$ dollars)	30.28	-	-	-	-	30.28	-	-	-

Cross Currency Swap (in millions)	As of December 31, 2011 Expected Maturity Dates							As of December 31, 2010
	2011	2012	2013	2014	2015 onward	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
(Sell NT$/Buy US$) Contract amount	NT$420.4	-	-	-	-	NT$420.4	NT$(0.1)	-	-
Range of interest rate paid	0%	-	-	-	-	0%	-	-	-
Range of interest rate received	0.48%	-	-	-	-	0.48%	-	-	-

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the balance sheet date.

Other Market Risk: In addition to our interests in VIS, SSMC, VisEra, Mcube, GUC and Motech, we have made investments in equity securities including convertible bonds issued by private companies related to semiconductor and other technology industries mostly through a number of investment funds. As of December 31, 2011, the aggregate carrying value of these investments on our balance sheet was NT$4,315 million (US$143 million). As of December 31, 2011, approximately NT$3,666 million (US$121 million) of this amount in venture capital investments was made through InveStar Semiconductor Development Fund, and InveStar Semiconductor Development Fund (II), our two 97.1% owned subsidiaries, Emerging Alliance Fund L.P., VentureTech Alliance Fund II, and VentureTech Alliance Fund III, our 99.5%, 98.0% and 98.9% respectively owned subsidiaries. The carrying value of these investments in private companies and in the investment funds are subject to fluctuation based on many factors such as prevailing market conditions. Moreover, because most of the investments are unlisted securities, the fair market value may be significantly different from our carrying value. Upon any subsequent sale of our investments, we may not be able to realize our carrying value as of December 31, 2011 or any subsequent date. As of December 31, 2011, we also had investments in the amount of NT$12,378 million (US$409 million), including corporate bonds, government bonds, publicly-traded stocks, and money market funds, of which, NT$3,309 million (US$109 million) was classified as available-for-sale and NT$9,069 million (US$300 million) was classified as held-to-maturity. We have experienced declines in the value of certain privately held investments and recorded an impairment loss of NT$266 million (US$9 million) in 2011. As of December 31, 2011, our net unrealized loss related to bonds and publicly traded stocks was NT$1,173 million (US$39 million).

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

Depositary Payment

In 2011, Citibank, N.A., the Depositary Bank for our ADR program, made the following payment on our behalf in relation to our ADR program:

Reimbursement of proxy process expenses (printing, postage and distribution), net of applicable U.S. taxes:	US$	303,872.95

Total	US$	303,872.95

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2011.

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

As of the end of 2011, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2011 is effective.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our company’s internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included at the end of this Item 15.

Changes in Internal Control over Financial Reporting. During 2011, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taiwan Semiconductor Manufacturing Company Limited

We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated April 13, 2012 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding i) the reconciliation to accounting principles generally accepted in the United States of America; and ii) the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 13, 2012

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is currently comprised of five independent directors. Since June 1, 2005, no Audit Committee member has served as audit committee financial expert. Instead, our Audit Committee has engaged a financial expert consultant who our board of directors determined has the attributes required of an “audit committee financial expert” as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. In particular, our board of directors appointed Mr. J.C. Lobbezoo to serve as an independent financial expert consultant to our Audit Committee from February 14, 2006 onwards. Our board of directors believes that the Audit Committee members along with the advisors of the Audit Committee, including the financial expert consultant, possess sufficient financial knowledge and experience.

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

The table below summarizes the fees that we paid for services provided by Deloitte & Touche and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2010 and 2011.

	2010	2011
	NT$	NT$
	(In thousands)
Audit Fees	68,089	77,056
Audit-Related Fees	771	350
All Other Fees	6,095	400

Total	74,955	77,806

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

The most relevant differences between TSMC corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US Companies under Listed Company Manual Section 303A	TSMC Corporate Practices
NYSE Section 303A.01 requires a NYSE-listed company to have a majority of independent directors on its board of directors.	Taiwan law does not require a board of directors of publicly traded companies to consist of a majority of independent directors. Taiwan law requires public companies meeting certain criteria to have at least two independent directors but no less than one fifth of the total number of directors on its board of directors. In addition, Taiwan law requires public companies to disclose information pertaining to their directors, including their independence status. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for information on the total number of TSMC directors and directors who would be considered independent under NYSE Section 303A.02 and Taiwan law.
NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the listed company either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company).	Taiwan law establishes comparable standards to evaluate director independence. For further information, please consult TSMC’s Taiwan Annual Report for the relevant year.

NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	Taiwan law does not contain such a requirement. Except for meetings of sub-committees of the board of directors and those held by managing directors, Taiwan law does not allow separate board meetings of part but not all of the board of directors.
NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.	Taiwan law does not contain such a requirement. Taiwan law requires directors to be nominated either by the shareholders or by the entire board of directors.
NYSE Section 303A.05(a) requires listed companies to have a compensation committee comprised entirely of independent directors.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its compensation committee in 2003, which has met the requirements under the Taiwan law. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition and functions of its compensation committee.
NYSE Section 303A.05(b) requires a compensation committee’s charter to establish certain minimum responsibilities and to provide for an annual evaluation of the committee’s performance.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its compensation committee in 2003, which has met the requirements under the Taiwan law, and TSMC’s compensation committee charter contains the same responsibilities as those provided under NYSE Section 303A.05(b)(i) and mandates the committee to review the adequacy of its charter annually.
NYSE Section 303A.06 requires listed companies to have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the Exchange Act). Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005.	Taiwan law requires public companies meeting certain criteria (which has yet been promulgated) to have an audit committee that satisfies comparable standards or public companies may voluntarily elect to establish an audit committee. TSMC has voluntarily elected to establish an audit committee. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.
NYSE Section 303A.07(a) requires an audit committee to consist of at least three board members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee of which at least one shall have accounting or financial expertise. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.

NYSE Section 303A.07(a) requires that if an audit committee member is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of that company shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report on Form 10-K filed with the SEC.	Taiwan law does not contain such requirement. Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee. Taiwan law forbids an independent director from serving as an independent director on a total of four or more Taiwan public companies.
NYSE Section 303A.07(a) All members of the audit committee are required to be independent.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee.
NYSE Section 303A.07(b) requires an audit committee to have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Rule 10A-3(b)(2), (3), (4) & (5) of the Exchange Act.	Taiwan law requires comparable standards. TSMC currently has a written audit committee charter containing the same duties and responsibilities as those provided under Section 10A-3(b)(1) of the Exchange Act.
NYSE Section 303A.07(b)(iii)(B) and (C) establishes audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (ii) to discuss the company’s press releases relating to its earnings as well as the financial information and guidelines relating to its earnings that are supplied to analysts and rating agencies.	TSMC’s written audit committee charter establishes the same audit committee objectives.
NYSE Section 303A.07(b)(iii)(G) requires an audit committee to establish clear policies for hiring external auditor’s employees.	Taiwan law does not contain such requirement.
NYSE Section 303A.07(c) requires each company to have an internal audit function that provides to the management and to the audit committee ongoing assessments on the company’s risk management processes and internal control system.	Taiwan law requires public companies to establish an internal audit department. Internal auditors are subject to strict qualification standards under Taiwan law, which require the board of directors to approve the head of a company’s internal audit department. TSMC’s internal audit department has substantially the same responsibilities as provided under NYSE Section 303A.07(d).
NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Taiwan law imposes a similar requirement. TSMC currently has in place two equity based compensation plans. First, TSMC’s employee stock option plans (“ESOPs”) are required to be approved by the board of directors. Shareholders’ approval is not required if the number of options granted under the relevant ESOP does not exceed the reservation made in TSMC’s Articles of Incorporation. Otherwise, any change to such reservation in the Articles requires shareholders’ approval. Second, TSMC’s employees’ profit sharing requires shareholders’ approval.
NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the compensation committee.)	Under Taiwan law, if a listed company has adopted corporate governance guidelines, it must inform investors how to access such guidelines.

NYSE Section 303A.09 requires the board of directors to make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon.	Taiwan law does not contain such requirement.
NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain.	Taiwan law does not contain such requirement. But, because of sound corporate governance principles, TSMC has adopted a “Policy of Ethics and Business Conduct”, which complies with the Sarbanes-Oxley Act’s requirements concerning financial officers and CEO accountability.
NYSE Section 303A.12(a) requires the CEO, on a yearly basis, to certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance.	Taiwan law does not contain such a requirement. But, in order to comply with relevant SEC regulations, TSMC’s CEO is required to certify in TSMC’s 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of TSMC.
NYSE Section 303A.12(b) requires the CEO to notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.	Taiwan law does not contain such requirement. But, in order to be consistent with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC’s CEO complies with the notice provision as set forth under NYSE Section 303A.12(b).
NYSE Section 303A.12(c) requires each listed company to submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation each time a change occurs in the board or any of the committees subject to Section 303A.	Taiwan law does not contain such requirement. But, in order to comply with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC will comply with NYSE Section 303A.12(c).

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Refer to the consolidated financial statements on page F-1.

ITEM 19.	EXHIBITS

(a)	See page F-1 for an index of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:
	1.1(1)	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on May 7, 2007.

	2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

	3.1(1)	Rules for Election of Directors, as amended and restated on May 7, 2007.

	3.2(11)	Rules and Procedures of Board of Directors Meetings, as adopted on June 13, 2008.

3.3(3)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002.

4.1(3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective August 1, 1997 to July 31, 2017) (in Chinese with English summary).

4.2(4)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective May 1, 1998 to April 30, 2018) (in Chinese with English summary).

4.3(4)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Tainan Science Park (effective November 1, 1999 to October 31, 2019) (in Chinese with English summary).

4.4(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 7 (effective December 4, 1989 to December 3, 2009) (in Chinese with English summary).

4.5(3)	Land Lease with Hsinchu Science Park Administration relating to the Fab 7 (effective July 1, 1995 to June 30, 2015) (in Chinese with English summary).

4.6(3)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 1997 to March 14, 2017) (in Chinese with English summary).

4.7(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) (effective December 1, 1999 to November 30, 2019) (in Chinese with English summary).

4.8a(5)	Taiwan Semiconductor Manufacturing Company Limited 2002 Employee Stock Option Plan, as revised by the board of directors on March 4, 2003.

4.8aa(6)	Taiwan Semiconductor Manufacturing Company Limited 2003 Employee Stock Option Plan.

4.8aaa(7)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan.

4.8aaaa(2)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan, as revised on February 22, 2005.

4.8b(5)	TSMC North America 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.8bb(6)	TSMC North America 2003 Employee Stock Option Plan.

4.8c(5)	WaferTech, LLC 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.8cc(6)	WaferTech, LLC 2003 Employee Stock Option Plan.

4.8ccc(7)	WaferTech, LLC 2004 Employee Stock Option Plan.

4.8cccc(2)	WaferTech, LLC 2004 Employee Stock Option Plan, as revised on February 22, 2005.

+4.9(8)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd.

4.10(10)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 and Corporate Headquarters (effective April 1, 1988 to March 31, 2008) (in Chinese with English summary).

4.11(10)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 and 4 (effective May 16, 1993 to May 15, 2013) (in Chinese with English summary).

4.12(9)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

4.13(9)	Land Lease with Southern Taiwan Science Park Administration relating to fabs located in Tainan Science Park (effective November 1, 2000 to October 31, 2020) (English summary).

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

99.1	Consent of Deloitte & Touche.

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed by TSMC on April 15, 2008.
(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2004, filed by TSMC on May 16, 2005.
(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.
(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.
(5)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed by TSMC on June 23, 2003.
(6)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on October 20, 2003.
(7)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on January 6, 2005.
(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.
(9)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.
(10)	Previously filed in TSMC’s registration statement on Form F-1, filed by TSMC on September 15, 1997.
(11)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed by TSMC on April 17, 2009.
+	Contains portions for which confidential treatment has been requested.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.

Date: April 13, 2012

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Lora Ho
Name:	Lora Ho
Title:	Senior Vice President, Chief Financial Officer & Spokesperson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 (all expressed in New Taiwan dollars). These financial statements are the responsibility of the Company’s management.    Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the Republic of China.

As discussed in Note 4 to the consolidated financial statements, on January 1, 2009, the Company adopted the newly revised Republic of China Statement of Financial Accounting Standard No. 10, “Accounting for Inventories.”

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America.    The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2011 and the determination of shareholders’ equity and financial position as of December 31, 2010 and 2011, to the extent summarized in Note 34.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3.    Such U.S. dollar amounts are presented solely for the convenience of the readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 13, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 13, 2012

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan or U.S. Dollars, Except Par Value)

		December 31
ASSETS	Notes	2010	2011
		NT$	NT$	US$
				(Note 3)
CURRENT ASSETS
Cash and cash equivalents	2, 5	$147,887.0	$143,472.3	$4,739.8
Financial assets at fair value through profit or loss	2, 6, 26	6.9	15.4	0.5
Available-for-sale financial assets	2, 7, 26	28,883.7	3,308.8	109.3
Held-to-maturity financial assets	2, 8, 26	4,796.6	3,825.7	126.4
Receivables from related parties	4, 27	2.7	185.7	6.1
Notes and accounts receivable, net	2, 4, 9	42,979.6	40,762.0	1,346.6
Other receivables from related parties	4, 27	124.6	122.3	4.1
Other financial assets	28	1,021.6	617.1	20.4
Inventories	2, 4, 10	28,405.9	24,840.6	820.6
Deferred income tax assets	2, 21	5,373.1	5,936.5	196.1
Prepaid expenses and other current assets		2,037.6	2,174.0	71.8

Total current assets		261,519.3	225,260.4	7,441.7

LONG-TERM INVESTMENTS	2, 7, 8, 11, 13, 26
Investments accounted for using equity method		25,815.4	24,900.3	822.6
Available-for-sale financial assets		1,033.1	-	-
Held-to-maturity financial assets		8,502.8	5,243.2	173.2
Financial assets carried at cost		4,424.2	4,315.0	142.6

Total long-term investments		39,775.5	34,458.5	1,138.4

PROPERTY, PLANT AND EQUIPMENT, NET	2, 14, 27, 28	388,444.0	490,374.9	16,200.0

INTANGIBLE ASSETS
Goodwill	2	5,704.9	5,694.0	188.1
Deferred charges, net	2, 15	6,027.1	5,167.6	170.7

Total intangible assets		11,732.0	10,861.6	358.8

OTHER ASSETS
Deferred income tax assets	2, 21	7,362.8	7,436.7	245.7
Refundable deposits		8,678.0	4,518.8	149.3
Others	2, 28	1,417.3	1,354.0	44.7

Total other assets		17,458.1	13,309.5	439.7

TOTAL ASSETS		$718,928.9	$774,264.9	$25,578.6

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 13, 2012)

		December 31
LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	2010	2011
		NT$	NT$	US$
				(Note 3)

CURRENT LIABILITIES
Short-term loans	16	$31,213.9	$25,926.5	$856.5
Financial liabilities at fair value through profit or loss	2, 6, 26	19.0	13.8	0.5
Hedging derivative financial liabilities	2, 12, 26	0.8	0.2	-
Accounts payable		12,104.2	10,530.5	347.9
Payable to related parties	27	867.1	1,328.5	43.9
Income tax payable	2, 21	7,184.7	10,656.1	352.0
Salary and bonus payable		6,424.1	6,148.5	203.1
Accrued profit sharing to employees and bonus to directors and supervisors	2, 22	11,096.1	9,081.3	300.0
Payables to contractors and equipment suppliers		43,259.9	35,540.5	1,174.1
Accrued expenses and other current liabilities	19, 26, 30	10,779.9	13,218.3	436.7
Current portion of bonds payable and long-term bank loans	17, 18, 26, 28	241.4	4,562.5	150.7

Total current liabilities		123,191.1	117,006.7	3,865.4

LONG-TERM LIABILITIES
Bonds payable	17, 26	4,500.0	18,000.0	594.7
Long-term bank loans	18, 26, 28	301.6	1,587.5	52.4
Other long-term payables	19, 26, 30	6,554.2	-	-
Obligations under capital leases	2, 14, 26	695.0	871.0	28.8

Total long-term liabilities		12,050.8	20,458.5	675.9

OTHER LIABILITIES
Accrued pension cost	2, 20	3,812.3	3,908.5	129.1
Guarantee deposits	30	789.1	444.0	14.7
Deferred credits		126.5	26.5	0.9
Others		254.7	377.2	12.4

Total other liabilities		4,982.6	4,756.2	157.1

Total liabilities		140,224.5	142,221.4	4,698.4

COMMITMENTS AND CONTINGENCIES	30

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock - NT$10 par value	22
Authorized: 28,050,000 thousand shares
Issued: 25,910,078 thousand shares in 2010
25,916,222 thousand shares in 2011		259,100.8	259,162.2	8,561.7
Capital surplus	2, 22	55,698.4	55,846.4	1,844.9
Retained earnings	22	265,779.6	322,191.2	10,643.9
Unrealized gain (loss) on financial instruments	2, 12, 26	109.3	(1,172.9)	(38.7)
Cumulative translation adjustments	2	(6,543.2)	(6,433.4)	(212.5)

Equity attributable to shareholders of the parent		574,144.9	629,593.5	20,799.3

MINORITY INTERESTS	2	4,559.5	2,450.0	80.9

Total shareholders’ equity		578,704.4	632,043.5	20,880.2

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$718,928.9	$774,264.9	$25,578.6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
	Notes	2009	2010	2011
		NT$	NT$	NT$	US$
					(Note 3)

NET SALES	2, 27	$295,742.2	$419,537.9	$427,080.6	$14,109.0

COST OF SALES	4, 10, 27	166,413.6	212,484.3	232,937.4	7,695.3

GROSS PROFIT BEFORE AFFILIATES ELIMINATION		129,328.6	207,053.6	194,143.2	6,413.7

UNREALIZED GROSS PROFIT FROM AFFILIATES	2	-	-	(74.0)	(2.4)

GROSS PROFIT		129,328.6	207,053.6	194,069.2	6,411.3

OPERATING EXPENSES
Research and development	27	21,593.4	29,706.7	33,829.9	1,117.6
General and administrative		11,285.5	12,804.0	14,164.1	467.9
Marketing		4,487.8	5,367.6	4,517.8	149.3

Total operating expenses		37,366.7	47,878.3	52,511.8	1,734.8

INCOME FROM OPERATIONS		91,961.9	159,175.3	141,557.4	4,676.5

NON-OPERATING INCOME AND GAINS
Interest income		2,600.9	1,665.2	1,479.5	48.9
Settlement income	30	1,464.9	6,939.8	947.3	31.3
Equity in earnings of equity method investees, net	2, 11	46.0	2,298.2	897.6	29.7
Valuation gain on financial instruments, net	2, 6, 26	594.7	320.7	507.4	16.8
Technical service income	27, 30	367.0	450.5	407.1	13.4
Gain on settlement and disposal of financial assets, net	2, 26	16.0	736.8	233.2	7.7
Others	2, 27	564.0	724.9	886.4	29.2

Total non-operating income and gains		5,653.5	13,136.1	5,358.5	177.0

NON-OPERATING EXPENSES AND LOSSES
Interest expense		391.5	425.4	626.7	20.7
Impairment of financial assets	2, 7, 13, 26	913.2	159.8	265.5	8.8
Loss on disposal of property, plant and equipment	2	68.5	849.3	200.7	6.6
Foreign exchange loss, net	2	627.0	99.1	185.6	6.1
Impairment loss on idle assets	2	-	0.3	98.0	3.2
Casualty loss	10	-	191.0	-	-
Others	2	152.6	316.1	391.7	13.0

Total non-operating expenses and losses		2,152.8	2,041.0	1,768.2	58.4

INCOME BEFORE INCOME TAX		95,462.6	170,270.4	145,147.7	4,795.1

INCOME TAX EXPENSE	2, 21	5,996.4	7,988.5	10,694.4	353.3

NET INCOME		$89,466.2	$162,281.9	$134,453.3	$4,441.8

ATTRIBUTABLE TO:
Shareholders of the parent		$89,217.8	$161,605.0	$134,201.3	$4,433.5
Minority interests		248.4	676.9	252.0	8.3

		$89,466.2	$162,281.9	$134,453.3	$4,441.8

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
	Notes	2009	2010	2011
		NT$	NT$	NT$	US$
					(Note 3)

BASIC EARNINGS PER SHARE	2, 25
Before income tax		$3.68	$6.54	$5.59	$0.18

After income tax		$3.45	$6.24	$5.18	$0.17

DILUTED EARNINGS PER SHARE	2, 25
Before income tax		$3.67	$6.54	$5.59	$0.18

After income tax		$3.44	$6.23	$5.18	$0.17

BASIC EARNINGS PER EQUIVALENT ADS	2
Before income tax		$18.42	$32.72	$27.95	$0.92

After income tax		$17.27	$31.19	$25.89	$0.86

DILUTED EARNINGS PER EQUIVALENT ADS	2
Before income tax		$18.37	$32.70	$27.94	$0.92

After income tax		$17.22	$31.17	$25.88	$0.86

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	2, 25	25,835,802	25,905,832	25,914,076

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	2, 25	25,912,457	25,919,814	25,924,682

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 13, 2012)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Millions of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
	Capital Stock (NT$10 Par Value) Common Stock		Capital	Retained	Unrealized Gain (Loss) on Financial	Cumulative Translation	Treasury		Minority	Total Shareholders’
	Shares	Amount	Surplus	Earnings	Instruments	Adjustments	Stock	Total	Interests	Equity
	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

BALANCE, JANUARY 1, 2009	25,625,437	$256,254.4	$49,875.2	$170,053.7	$(287.3)	$481.1	$-	$476,377.1	$3,995.4	$480,372.5

Appropriations of prior year’s earnings
Cash dividends to shareholders - NT$3.00 per share	-	-	-	(76,876.3)	-	-	-	(76,876.3)	-	(76,876.3)
Stock dividends to shareholders - NT$0.02 per share	51,251	512.5	-	(512.5)	-	-	-	-	-	-
Profit sharing to employees - in stock	141,870	1,418.7	6,076.3	-	-	-	-	7,495.0	-	7,495.0
Capital surplus transferred to capital stock	76,876	768.8	(768.8)	-	-	-	-	-	-	-
Net income in 2009	-	-	-	89,217.8	-	-	-	89,217.8	248.4	89,466.2
Adjustment arising from changes in percentage of ownership in equity method investees	-	-	115.5	-	-	-	-	115.5	(39.0)	76.5
Translation adjustments	-	-	-	-	-	(2,247.8)	-	(2,247.8)	39.8	(2,208.0)
Issuance of stock from exercising employee stock options	7,272	72.7	187.8	-	-	-	-	260.5	-	260.5
Net changes of valuation gain/loss on available-for-sale financial assets	-	-	-	-	622.5	-	-	622.5	6.0	628.5
Net change in shareholders’ equity from equity method investees	-	-	-	-	118.4	-	-	118.4	-	118.4
Decrease in minority interests	-	-	-	-	-	-	-	-	(284.8)	(284.8)

BALANCE, DECEMBER 31, 2009	25,902,706	259,027.1	55,486.0	181,882.7	453.6	(1,766.7)	-	495,082.7	3,965.8	499,048.5

Appropriations of prior year’s earnings
Cash dividends to shareholders - NT$3.00 per share	-	-	-	(77,708.1)	-	-	-	(77,708.1)	-	(77,708.1)
Net income in 2010	-	-	-	161,605.0	-	-	-	161,605.0	676.9	162,281.9
Adjustment arising from changes in percentage of ownership in equity method investees	-	-	(17.9)	-	-	-	-	(17.9)	4.4	(13.5)
Translation adjustments	-	-	-	-	-	(4,776.5)	-	(4,776.5)	7.3	(4,769.2)
Issuance of stock from exercising employee stock options	7,372	73.7	171.1	-	-	-	-	244.8	-	244.8
Net changes of valuation gain/loss on available-for-sale financial assets	-	-	-	-	(338.0)	-	-	(338.0)	4.0	(334.0)
Net change in shareholders’ equity from equity method investees	-	-	59.2	-	(6.0)	-	-	53.2	31.7	84.9
Net change in unrealized gain/loss on hedging derivative financial instruments	-	-	-	-	(0.3)	-	-	(0.3)	(0.5)	(0.8)
Decrease in minority interests	-	-	-	-	-	-	-	-	(130.1)	(130.1)

BALANCE, DECEMBER 31, 2010	25,910,078	259,100.8	55,698.4	265,779.6	109.3	(6,543.2)	-	574,144.9	4,559.5	578,704.4

Appropriations of prior year’s earnings
Cash dividends to shareholders - NT$3.00 per share	-	-	-	(77,730.2)	-	-	-	(77,730.2)	-	(77,730.2)
Net income in 2011	-	-	-	134,201.3	-	-	-	134,201.3	252.0	134,453.3
Adjustment arising from changes in percentage of ownership in equity method investees	-	-	59.9	-	-	-	-	59.9	1.1	61.0
Translation adjustments	-	-	-	-	-	109.8	-	109.8	7.6	117.4
Issuance of stock from exercising employee stock options	7,144	71.4	146.3	-	-	-	-	217.7	-	217.7
Net changes of valuation gain/loss on available-for-sale financial assets	-	-	-	-	(1,241.3)	-	-	(1,241.3)	(3.3)	(1,244.6)
Net change in shareholders’ equity from equity method investees	-	-	(56.1)	-	(41.1)	-	-	(97.2)	-	(97.2)
Net change in unrealized gain/loss on hedging derivative financial instruments	-	-	-	-	0.2	-	-	0.2	0.3	0.5
Acquisition of treasury stock - shareholders executed the appraisal right	-	-	-	-	-	-	(71.6)	(71.6)	-	(71.6)
Retirement of treasury stock	(1,000)	(10.0)	(2.1)	(59.5)	-	-	71.6	-	-	-
Decrease in minority interests	-	-	-	-	-	-	-	-	(379.3)	(379.3)
Effect of changes in consolidated entities	-	-	-	-	-	-	-	-	(1,987.9)	(1,987.9)

BALANCE, DECEMBER 31, 2011	25,916,222	$259,162.2	$55,846.4	$322,191.2	$(1,172.9)	$(6,433.4)	$-	$629,593.5	$2,450.0	$632,043.5

BALANCE, DECEMBER 31, 2011 (IN MILLIONS OF US$ - Note 3)		$8,561.7	$1,844.9	$10,643.9	$(38.7)	$(212.5)	$-	$20,799.3	$80.9	$20,880.2

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 13, 2012)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$89,217.8	$161,605.0	$134,201.3	$4,433.5
Net income attributable to minority interests	248.4	676.9	252.0	8.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	80,814.7	87,810.1	107,681.5	3,557.4
Unrealized gross profit from affiliates	-	-	74.0	2.4
Amortization of premium/discount of financial assets	21.5	34.2	24.7	0.8
Impairment of financial assets	913.2	159.8	265.5	8.8
Loss (gain) on disposal of available-for-sale financial assets, net	20.3	(603.3)	(212.4)	(7.0)
Gain on held-to-maturity financial assets redeemed by the issuer	(16.1)	-	-	-
Gain on disposal of financial assets carried at cost, net	(20.2)	(133.5)	(20.8)	(0.7)
Equity in earnings of equity method investees, net	(46.0)	(2,298.2)	(897.6)	(29.7)
Cash dividends received from equity method investees	1,239.5	320.0	2,848.1	94.1
Loss (gain) on disposal of property, plant and equipment and other assets, net	(45.5)	633.2	(3.3)	(0.1)
Settlement income from receiving equity securities	-	(4,434.4)	(158.8)	(5.3)
Impairment loss on idle assets	-	0.3	98.0	3.2
Deferred income tax	(1,752.4)	(377.3)	(491.1)	(16.2)
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(215.6)	198.2	(13.7)	(0.5)
Receivables from related parties	(12.1)	9.8	123.3	4.1
Notes and accounts receivable, net	(16,873.2)	(7,609.8)	1,136.3	37.5
Other receivables from related parties	(21.4)	(3.3)	2.3	0.1
Other financial assets	7.9	741.0	376.3	12.4
Inventories	(6,037.2)	(7,492.1)	2,611.3	86.3
Prepaid expenses and other current assets	585.5	(752.4)	(403.8)	(13.3)
Accounts payable	4,916.9	933.9	(1,968.8)	(65.0)
Payables to related parties	293.1	84.1	462.6	15.3
Income tax payable	(531.5)	(1,615.6)	3,490.3	115.3
Salary and bonus payable	7,101.2	(2,892.9)	(275.6)	(9.1)
Accrued profit sharing to employees and bonus to directors and supervisors	(1,056.4)	4,277.8	(1,925.6)	(63.6)
Accrued expenses and other current liabilities	1,356.3	248.2	304.6	10.1
Accrued pension cost	95.4	15.3	98.9	3.3
Deferred credits	(237.7)	(59.2)	(92.5)	(3.1)

Net cash provided by operating activities	159,966.4	229,475.8	247,587.0	8,179.3

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(87,784.9)	(186,944.2)	(213,962.5)	(7,068.5)
Available-for-sale financial assets	(38,800.6)	(48,340.3)	(35,088.4)	(1,159.2)
Held-to-maturity financial assets	(12,224.4)	(4,101.5)	(584.3)	(19.3)
Investments accounted for using equity method	(42.9)	(6,242.4)	-	-
Financial assets carried at cost	(321.2)	(1,812.9)	(403.9)	(13.3)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	36,040.0	37,816.3	59,305.0	1,959.2
Held-to-maturity financial assets	7,944.8	15,943.0	4,789.0	158.2
Financial assets carried at cost	131.1	242.3	226.2	7.5
Property, plant and equipment and other assets	24.2	115.5	698.1	23.1
Increase in deferred charges	(1,469.8)	(1,801.7)	(1,715.9)	(56.7)
Decrease (increase) in refundable deposits	34.1	(5,944.9)	4,149.6	137.1
Decrease (increase) in other assets	1.2	(1,015.4)	63.7	2.1

Net cash used in investing activities	(96,468.4)	(202,086.2)	(182,523.4)	(6,029.8)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 3)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	$-	$31,213.9	$(5,287.4)	$(174.7)
Proceeds from long-term bank loans	286.6	-	2,250.0	74.3
Repayments of:
Long-term bank loans	(378.7)	(967.0)	(1,143.0)	(37.7)
Bonds payable	(8,000.0)	-	-	-
Proceeds from issuance of bonds	-	-	18,000.0	594.6
Decrease in other long-term payables	-	(1,107.3)	(3,633.1)	(120.0)
Decrease in guarantee deposits	(478.5)	(232.9)	(342.2)	(11.3)
Proceeds from donation	-	49.0	-	-
Proceeds from exercise of employee stock options	260.5	244.8	217.7	7.2
Acquisition of treasury stock	-	-	(71.6)	(2.4)
Cash dividends	(76,876.3)	(77,708.1)	(77,730.2)	(2,567.9)
Decrease in minority interests	(284.8)	(130.1)	(118.2)	(3.9)

Net cash used in financing activities	(85,471.2)	(48,637.7)	(67,858.0)	(2,241.8)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(21,973.2)	(21,248.1)	(2,794.4)	(92.3)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,364.3)	(2,141.2)	(147.7)	(4.9)

EFFECT OF CHANGES IN CONSOLIDATED ENTITIES	-	-	(1,472.6)	(48.6)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	194,613.8	171,276.3	147,887.0	4,885.6

CASH AND CASH EQUIVALENTS, END OF YEAR	$171,276.3	$147,887.0	$143,472.3	$4,739.8

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$580.4	$392.8	$531.6	$17.6

Income tax paid	$8,088.1	$9,818.4	$7,677.1	$253.6

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$109,151.2	$201,696.5	$207,175.6	$6,844.3
Decrease (increase) in payables to contractors and equipment suppliers	(21,361.3)	(14,600.0)	6,846.6	226.2
Nonmonetary exchange trade-out price	(0.8)	(124.7)	(3.1)	(0.1)
Increase in other liabilities	-	(27.6)	(56.6)	(1.9)
Increase in obligations under capital leases	(4.2)	-	-	-

Cash paid	$87,784.9	$186,944.2	$213,962.5	$7,068.5

Disposal of property, plant and equipment and other assets	$25.0	$458.5	$543.2	$18.0
Decrease (increase) in other financial assets	-	(218.3)	158.0	5.2
Nonmonetary exchange trade-out price	(0.8)	(124.7)	(3.1)	(0.1)

Cash received	$24.2	$115.5	$698.1	$23.1

Acquisition of available-for-sale financial assets	$38,800.6	$48,405.8	$35,025.0	$1,157.1
Decrease (increase) in accrued expenses and other current liabilities	-	(65.5)	63.4	2.1

Cash paid	$38,800.6	$48,340.3	$35,088.4	$1,159.2

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable	$-	$-	$4,500.0	$148.7

Current portion of long-term bank loans	$949.3	$241.4	$62.5	$2.0

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$4,005.3	$1,406.6	$3,399.9	$112.3

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated April 13, 2012)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987.    TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, TSMC also engages in the researching, developing, designing, manufacturing and selling of solid state lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products.    In August 2011, TSMC transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC Solid State Lighting Ltd. (TSMC SSL) and TSMC Solar Ltd. (TSMC Solar), respectively.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TSE).    On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

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

The consolidated entities were as follows:

		Percentage of Ownership December 31
Name of Investor	Name of Investee	2010	2011	Remark

TSMC	TSMC North America	100%	100%	-
	TSMC Japan Limited (TSMC Japan)	100%	100%	-
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	-
	TSMC Korea Limited (TSMC Korea)	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	100%	100%	-
	TSMC Global Ltd. (TSMC Global)	100%	100%	-
	TSMC China Company Limited (TSMC China)	100%	100%	-
	VentureTech Alliance Fund III, L.P. (VTAF III)	99%	53%	(Note 1)
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	-
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	-
	Global Unichip Corporation (GUC)	35%	(Note 2)	-
	Xintec Inc. (Xintec)	41%	40%	TSMC obtained three out of five director positions and has a controlling interest in Xintec
	TSMC SSL	-	100%	Established in August 2011
	TSMC Solar	-	100%	Established in August 2011

(Continued)

		Percentage of Ownership December 31
Name of Investor	Name of Investee	2010	2011	Remark

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	100%	100%	-
	TSMC Development, Inc. (TSMC Development)	100%	100%	-
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	-
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	-

TSMC Development	WaferTech, LLC (WaferTech)	100%	100%	-

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	57%	57%	-
	Growth Fund Limited (Growth Fund)	100%	100%	-

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	-

GUC	Global Unichip Corp.-NA (GUC-NA)	100%	(Note 2)	-
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	(Note 2)	-
	Global Unichip Europe B.V. (GUC-Europe)	100%	(Note 2)	-
	Global Unichip (BVI) Corp. (GUC-BVI)	100%	(Note 2)	-

GUC-BVI	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	100%	(Note 2)	-

TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	100%	100%	Established in September 2010 (Note 1)

TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	100%	100%	Established in September 2010 (Note 1)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	100%	100%	Established in September 2010 (Note 1)
	VentureTech Alliance Fund III, L.P. (VTAF III)	-	46%	(Note 1)

TSMC Solar Europe	TSMC Solar Europe GmbH	100%	100%	Established in December 2010 (Note 1)

(Concluded)

Note 1:	In August 2011, TSMC adjusted its investment structure by transferring TSMC Lighting NA to TSMC SSL and transferring TSMC Solar Europe, TSMC Solar NA and part of VTAF III to TSMC Solar.

Note 2:	TSMC has no controlling interest over GUC and its subsidiaries since July 2011, due to the termination of a Shareholders’ Agreement. As a result, GUC and its subsidiaries are no longer consolidated.

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of December 31, 2011:

TSMC has no controlling interest over GUC and its subsidiaries since July 2011, due to the termination of a Shareholders’ Agreement.    As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices.    TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities.    TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry.    TSMC Global and TSMC Development are engaged in investing activities.    TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers.    Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies.    TSMC Canada and TSMC Technology are engaged mainly in engineering support activities.    WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices.    Xintec is engaged in the provision of wafer packaging service.    TSMC SSL is engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems.    TSMC Lighting NA is engaged in selling and marketing of solid state lighting related products.    TSMC Solar is engaged in researching, developing, designing, manufacturing and selling renewable energy and energy saving related technologies and products.    TSMC Solar NA is engaged in selling and marketing of solar related products.    TSMC Solar Europe is engaged in investing activities of solar related business.    TSMC Solar Europe GmbH is engaged in the selling and customer service of solar cell modules and related products.    Mutual-Pak is engaged in the manufacturing and selling of electronic parts and researching, developing and testing of RFID.

To foster a stronger sense of corporate entrepreneurship and facilitate business specializations in order to strengthen overall profitability and operational efficiency, TSMC transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, in August 2011.

TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Foreign-currency Transactions and Translation of Foreign-currency Financial Statements

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

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities - spot rates at year-end; shareholders’ equity - historical rates; income and expenses - average rates during the year.    The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

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

Cash Equivalents

Repurchase agreements collateralized by government bonds, corporate bonds, and agency bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents.    The carrying amount approximates fair value due to their short term nature.

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

Fair value is determined as follows:    Money market funds - net asset values at the end of the year; publicly traded stocks - closing prices at the end of the year; and other debt securities - average of bid and asked prices at the end of the year.

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

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables.    The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

TSMC’s provision was originally set at 1% of the amount of outstanding receivables.    On January 1, 2011, the Company adopted the third revision of Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments:    Recognition and Measurement (SFAS No. 34).”    One of the main revisions is that the impairment of receivables originated by the Company is subject to the provisions of SFAS No. 34.    Accordingly, the Company evaluates for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period.    When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

Because of the Company’s short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect.    Changes in the carrying amount of the allowance account are recognized as bad debt expense which is recorded in the operating expenses - general and administrative.    When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

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

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity.    The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.    Cash dividends received from an investee shall reduce the carrying amount of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income.

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

Property, Plant and Equipment and Assets Leased to Others

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation.    Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases.    Borrowing costs directly attributable to the acquisition or construction of property, plant and equipment are capitalized as part of the cost of those assets.    When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.    If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.    However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.    Significant additions, renewals and betterments incurred during the construction period are capitalized.    Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements - 20 years; buildings - 10 to 20 years; machinery and equipment - 3 to 5 years; office equipment - 3 to 15 years; and leased assets - 20 years.

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

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired.    Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable.    If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized.    A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others.    The amounts are amortized over the following periods:    Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 2 to 5 years; patent and others - the economic life or contract period.    When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.    If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain.    However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

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

Any tax credits arising from purchases of machinery and equipment, research and development expenditures and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China.    The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.    Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.”    The Company did not grant or modify any employee stock options since January 1, 2008.

Treasury Stock

Treasury stock represents the outstanding shares that the Company buys back from market, which is stated at cost and shown as a deduction in shareholders’ equity.    When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis.    When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount.    When the Company resells the treasury stock, the treasury stock shall be reversed, and if the selling price is greater than the book value, the amount in excess of the book value shall be credited to additional paid-in capital - treasury stock.

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

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, investments and deposits.    The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit rating financial institutions.    The Company’s sales are primarily denominated in U.S. dollars.    Sales to top ten customers represented 53%, 54% and 56% of the consolidated sales for the years ended December 31, 2009, 2010 and 2011, respectively.    The Company routinely assesses the financial strength of substantially all customers.    The financial condition of the counter-party to investments and deposits is assessed by management on a regular basis.

Fair Values of Financial Instruments

The carrying amount of cash equivalents approximates fair value due to the short period of time to maturity.    Fair values of investments in equity or debt securities and derivative financial instruments are based on quoted market prices or pricing models using current market data. Receivables, other financial assets, payables and short-term loans are financial instruments with carrying amounts that approximate fair values.    Fair value of long-term loans with floating interest rates is their carrying amount.    Fair value of long-term loans with fixed interest rates is the present value of expected cash flows discounted using the interest rate the Company may obtain for similar long-term loans. For the Company’s investment portfolio without immediately available market quotes, management believes that the carrying amount of the portfolio approximates the fair value at December 31, 2010 and 2011.

Earnings Per Share

Earnings per share is computed by dividing income attributable to shareholders of the parent by the weighted-average number of shares outstanding in each year, which is retroactively adjusted for stock dividends until 2008.    Earnings per equivalent ADS is calculated by multiplying earnings per share by five (one ADS represents five common shares).

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars.    For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board, which was NT$30.27 to US$1.00 as of December 30, 2011.    The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	ACCOUNTING CHANGES

Effect of Adopting the Newly Released and Revised R.O.C. SFASs

On January 1, 2011, the Company prospectively adopted the newly revised SFAS No. 34, “Financial Instruments: Recognition and Measurement.”    The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations.    This accounting change did not have a significant effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2011.

On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.”    The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance.    This statement supersedes SFAS No. 20, “Segment Reporting.”    The Company conformed to the disclosure requirements as of and for the year ended December 31, 2011.    The information for the years ended December 31, 2009 and 2010 has been recast to reflect the new segment reporting requirement.

Effective January 1, 2009, the Company adopted the newly revised SFAS No. 10, “Accounting for Inventories.”    The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value on an item-by-item basis except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the year in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the year. Such a change in accounting principle did not have significant effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2009.

5.	CASH AND CASH EQUIVALENTS

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Cash and deposits in banks	$146,622.9	$139,637.4
Repurchase agreements collateralized by government bonds	960.4	3,834.9
Corporate bonds	151.9	-
Agency bonds	151.8	-

	$147,887.0	$143,472.3

6.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Trading financial assets

Forward exchange contracts	$6.9	$15.4

Trading financial liabilities

Forward exchange contracts	$19.0	$13.7
Cross currency swap contracts	-	0.1

	$19.0	$13.8

The Company entered into derivative contracts during the years ended December 31, 2009, 2010 and 2011 to manage exposures due to fluctuations of foreign exchange rates.    The derivative contracts entered into by the Company did not meet the criteria for hedge accounting.    Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Millions)

December 31, 2010

Sell NT$/Buy JPY	January 2011 to February 2011	NT$814.9/JPY2,278.4
Sell EUR/Buy US$	February 2011	EUR3.1/US$4.1
Sell RMB/Buy US$	May 2011 to June 2011	RMB529.2/US$80.0
Sell US$/Buy NT$	January 2011 to March 2011	US$11.8/NT$353.1

December 31, 2011

Sell EUR/Buy NT$	January 2012	EUR 38.6/NT$1,528.2
Sell US$/Buy NT$	January 2012 to February 2012	US$16.9/NT$510.1
Sell US$/Buy EUR	January 2012	US$2.1/EUR1.6
Sell US$/Buy JPY	January 2012	US$3.3/JPY259.8
Sell RMB/Buy US$	January 2012	RMB1,118.7/US$177.0
Sell NT$/Buy US$	January 2012 to February 2012	NT$163.5/US$5.4

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (in Millions)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2011

January 2012	NT$420.4/US$13.9	0.00%	0.48%

Net gains on derivative financial instruments for the years ended December 31, 2009, 2010 and 2011 were NT$594.7 million, NT$320.7 million and NT$507.4 million, respectively.

7.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Publicly traded stocks	$4,634.2	$3,306.3
Money market funds	376.2	2.5
Corporate bonds	14,871.1	-
Agency bonds	8,021.2	-
Government bonds	2,014.1	-

	29,916.8	3,308.8
Current portion	(28,883.7)	(3,308.8)

	$1,033.1	$-

For the years ended December 31, 2009, 2010 and 2011, the Company recognized impairment on available-for-sale financial assets of NT$201.3 million, nil and nil, respectively.

8.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Corporate bonds	$12,843.9	$8,614.6
Government bonds	455.5	454.3

	13,299.4	9,068.9
Current portion	(4,796.6)	(3,825.7)

	$8,502.8	$5,243.2

9.	RECEIVABLES, NET

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Notes receivable	$21.2	$12.6
Accounts receivable	51,008.7	46,308.7

	51,029.9	46,321.3

Allowance for doubtful receivables	(504.0)	(491.0)
Allowance for sales returns and others	(7,546.3)	(5,068.3)

	(8,050.3)	(5,559.3)

	$42,979.6	$40,762.0

Changes in the allowances are summarized as follows:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Allowance for doubtful receivables
Balance, beginning of year	$455.7	$543.3	$504.0
Provision (reversal)	331.5	(37.0)	(3.1)
Write-off	(243.9)	(2.3)	(9.7)
Effect of changes in consolidated entities	-	-	(0.2)

Balance, end of year	$543.3	$504.0	$491.0

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Allowance for sales returns and others
Balance, beginning of year	$6,071.0	$8,724.5	$7,546.3
Provision	13,913.4	12,093.0	3,409.9
Write-off	(11,259.9)	(13,271.2)	(5,887.9)

Balance, end of year	$8,724.5	$7,546.3	$5,068.3

10.	INVENTORIES

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Finished goods	$5,118.0	$3,347.8
Work in process	19,376.4	17,941.0
Raw materials	1,947.4	1,808.6
Supplies and spare parts	1,964.1	1,743.2

	$28,405.9	$24,840.6

The reserve for inventory write-downs in the amount of NT$428.2 million was relieved from the cost of sales for the year ended December 31, 2009 when the related inventory items were scrapped or sold.    Write-down of inventories to net realizable value in the amount of NT$900.2 million and NT$35.3 million, respectively, were included in the cost of sales for the years ended December 31, 2010 and 2011.    Inventory losses related to earthquake in the amount of NT$191.0 million were classified under non-operating expenses and losses for the year ended December 31, 2010.

11.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2010		2011
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
	NT$		NT$
	(In Millions)		(In Millions)

Common stock
Vanguard International Semiconductor Corporation (VIS)	$9,422.4	38	$8,988.0	39
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	7,120.7	39	6,289.4	39
Motech Industries Inc. (Motech)	6,733.4	20	5,612.3	20
VisEra Holding Company (VisEra Holding)	2,522.3	49	2,853.4	49
GUC	-	-	1,157.2	35
Mcube Inc. (Mcube)	-	70	-	82
Aiconn Technology Corporation (Aiconn)	16.6	43	-	-
Preferred stock
Mcube	-	10	-	5

	$25,815.4		$24,900.3

The Company has no controlling interest over GUC and its subsidiaries since July 2011, due to the termination of a Shareholders’ Agreement.    However, the Company has significant influence over them and therefore, they are no longer consolidated and are accounted for using the equity method.

The Company originally owned 43% of Aiconn, which was merged with Accton Wireless Broadband Corp. (Accton) in March 2011.    As a result of the merger, the Company’s equity investment in Aiconn was exchanged for equity of Accton and the Company did not exercise significant influence over Accton.    Therefore, the aforementioned investment was reclassified to financial assets carried at cost.

In February 2010, the Company subscribed to 75,316 thousand shares of Motech through a private placement for NT$6,228.7 million; after the subscription, the Company’s percentage of ownership in Motech was 20%.    Transfer of the aforementioned common shares within three years is prohibited unless permitted by other related regulations.

For the years ended December 31, 2009, 2010 and 2011, equity in earnings/losses of equity method investees was a net gain of NT$46.0 million, NT$2,298.2 million and NT$897.6 million, respectively.    Related equity in earnings/losses of equity method investees were determined based on the audited financial statements, except for Aiconn and Mcube. The Company believes that, had the aforementioned equity method investees’ financial statements been audited, any adjustments arising would have had no material effect on the Company’s consolidated financial statements.

The quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method of VIS were NT$9,297.7 million as of December 31, 2010 and of VIS and GUC NT$11,273.2 million as of December 31, 2011.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	$1,061.9	$1,061.9	$1,061.9
	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Balance, beginning of year	$1,990.6	$1,391.5	$2,491.9
Additions	-	2,055.7	-
Amortization	(599.1)	(955.3)	(846.1)

Balance, end of year	$1,391.5	$2,491.9	$1,645.8

Movements of the difference allocated to goodwill were as follows:
	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Balance, beginning of year	$1,061.9	$1,061.9	$1,415.6
Additions	-	353.7	-

Balance, end of year	$1,061.9	$1,415.6	$1,415.6

12.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Hedging derivative financial liabilities

Interest rate swap contract	$0.8	$0.2

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile.    Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates.    The outstanding interest rate swap contract consisted of the following:

Contract Amount NT$ (In Million)	Maturity Date	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2010
NT$128.0	August 31, 2012	1.38%	0.56%-0.63%

December 31, 2011
NT$80.0	August 31, 2012	1.38%	0.63%-0.86%

For the years ended December 31, 2010 and 2011, the adjustment for the current period to shareholders’ equity amounted to net losses of NT$1.2 million and NT$0.1 million, respectively; and the amount removed from shareholders’ equity and recognized as a loss from the above interest rate swap contract amounted to NT$0.4 million and NT$0.6 million, respectively.

13.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Non-publicly traded stocks	$4,264.9	$4,004.3
Mutual funds	159.3	310.7

	$4,424.2	$4,315.0

In June 2010, the Company invested in Stion Corporation (Stion, a United States corporation) for US$50.0 million and obtained Stion’s preferred stock of 7,347 thousand shares with 23.4% of ownership.    Stion is engaged in the manufacturing of high-efficiency thin-film solar photovoltaic modules.    Due to certain restrictions contained in the investment agreements, the Company does not have the ability to exert significant influence over Stion’s operating and financial policies.    Therefore, the investment was classified under financial assets carried at cost.

The common stock of InvenSense, Inc. was listed on the NYSE in November 2011.    Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

The common stock of Capella Microsystems (Taiwan), Inc. and Integrated Memory Logic Limited was listed on the Taiwan GreTai Securities Market and Taiwan Stock Exchange in June 2010 and May 2010, respectively.    Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

For the years ended December 31, 2009, 2010 and 2011, the Company recognized impairment on financial assets carried at cost of NT$711.9 million, NT$159.8 million and NT$265.5 million, respectively.

14.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Cost
Land and land improvements	$891.2	$1,541.1
Buildings	145,966.0	172,872.5
Machinery and equipment	913,155.2	1,057,588.7
Office equipment	14,856.6	16,969.3
Leased assets	701.6	791.5

	1,075,570.6	1,249,763.1
Advance payments and construction in progress	86,151.6	116,864.0

	1,161,722.2	1,366,627.1

Accumulated depreciation
Land and land improvements	328.8	355.6
Buildings	90,472.7	101,004.0
Machinery and equipment	671,268.6	762,774.4
Office equipment	10,957.7	11,820.7
Leased assets	250.4	297.5

	773,278.2	876,252.2

Net	$388,444.0	$490,374.9

Depreciation expense on property, plant and equipment was NT$78,662.4 million, NT$85,551.4 million and NT$105,327.2 million for the years ended December 31, 2009, 2010 and 2011, respectively.

The Company entered into agreements to lease buildings that qualify as capital leases.    The term of the leases is from December 2003 to December 2013.    The future minimum lease payments as of December 31, 2011 were NT$871.0 million.

During the year ended December 31, 2011, the Company capitalized the borrowing costs directly attributable to the acquisition or construction of property, plant and equipment.    Information about capitalized interest was as follows:

Year Ended December 31, 2011
NT$
(In Millions)

Capitalized interest	$ 9.1
Capitalization rates	1.07%-1.29%

15.	DEFERRED CHARGES, NET

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Technology license fees	$2,455.3	$1,682.9
Software and system design costs	2,333.3	2,366.5
Patent and others	1,238.5	1,118.2

	$6,027.1	$5,167.6

Amortization expense on deferred charges was NT$2,130.4 million, NT$2,236.7 million and NT$2,337.6 million for the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2011, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Amount
NT$
Year	(In Millions)

2012	$1,938.6
2013	1,350.7
2014	868.6
2015	362.0
2016	287.8
2017 and thereafter	359.9

$5,167.6

16.	SHORT-TERM LOANS

	December 31
	2010	2011
	NT$	NT$
	(In Millions)
Unsecured loans:
US$874.0 million and EUR114.9 million, due by February 2011, annual interest at 0.38%-1.84% in 2010; US$856 million, due by February 2012, and annual interest at 0.45%-1.00% in 2011	$31,213.9	$25,926.5

17.	BONDS PAYABLE

	December 31
		2010	2011
	NT$		NT$
	(In Millions)
Domestic unsecured bonds:
Issued in September 2011 and repayable in September 2016, 1.40% interest payable annually	$	-	$10,500.0
Issued in September 2011 and repayable in September 2018, 1.63% interest payable annually		-	7,500.0
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually		4,500.0	4,500.0

		4,500.0	22,500.0
Current portion		-	(4,500.0)

	$	4,500.0	$18,000.0

With the approval from the Financial Supervisory Commission (FSC), the Company issued domestic unsecured bonds in the amount of NT$17,000.0 million in January 2012.

18.	LONG-TERM BANK LOANS

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Bank loans for working capital:
Repayable in full in one lump sum payment in June 2016, annual interest at 1.00%-1.08%	$-	$650.0
Repayable in full in one lump sum payment in March 2013, annual interest at 1.02%-1.16%	-	500.0
Repayable from July 2012 in 16 quarterly installments, annual interest at 1.11%-1.21%	-	300.0
Repayable from September 2012 in 16 quarterly installments, annual interest at 1.13%-1.21%	-	200.0
Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 0.66%-1.24% in 2010, repayable in full in one lump sum payment in June 2011	543.0	-

	543.0	1,650.0
Current portion	(241.4)	(62.5)

	$301.6	$1,587.5

Pursuant to the loan agreements, financial ratios calculated based on semi-annual and annual financial statements of Xintec must comply with predetermined financial covenants.    As of December 31, 2011, Xintec was in compliance with all such financial covenants.

As of December 31, 2011, future principal repayments for the long-term loans were as follows:

Year of Repayment	Amount
NT$ (In Million)

2012	$62.5
2013	625.0
2014	125.0
2015	125.0
2016	712.5

$1,650.0

19.	OTHER LONG-TERM PAYABLES

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Payables for acquisition of property, plant and equipment (Note 30g)	$7,112.2	$3,399.9
Payables for royalties	848.6	-

	7,960.8	3,399.9
Current portion (classified under accrued expenses and other current liabilities)	(1,406.6)	(3,399.9)

	$6,554.2	$-

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

20.	PENSION PLANS

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan.    Pursuant to the Act, TSMC, GUC, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts.    Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Solar NA and TSMC Solar Europe GmbH are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees.    Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$748.1 million, NT$1,121.7 million and NT$1,297.6 million for the years ended December 31, 2009, 2010 and 2011, respectively.

TSMC, GUC, Xintec, TSMC SSL and TSMC Solar have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement.    The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan.

Changes in projected benefit obligation and plan assets for the years ended December 31, 2009, 2010 and 2011 are summarized as follows:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)
Projected benefit obligation

Balance, beginning of year	$7,560.8	$6,557.8	$9,288.8
Service cost	166.5	129.7	133.0
Interest cost	150.6	146.7	167.9
Actuarial loss (gain)	(1,282.3)	2,474.6	(330.7)
Benefits paid	(37.8)	(20.0)	(7.3)
Effect of changes in consolidated entities	-	-	(37.6)

Balance, end of year	$6,557.8	$9,288.8	$9,214.1

Plan assets

Balance, beginning of year	$2,487.6	$2,661.6	$2,907.2
Actual return of plan assets	17.6	44.4	35.5
Employer contribution	194.2	212.2	212.0
Benefits paid	(37.8)	(11.0)	(7.3)
Effect of changes in consolidated entities	-	-	(26.8)

Balance, end of year	$2,661.6	$2,907.2	$3,120.6

Other information of defined benefit plans was as follows:

a.	Components of net periodic pension cost

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Service cost	$166.5	$129.7	$133.0
Interest cost	150.6	146.6	167.9
Projected return on plan assets	(57.3)	(40.9)	(68.0)
Amortization	29.9	2.2	74.8

Net periodic pension cost	$289.7	$237.6	$307.7

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2010 and 2011

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Benefit obligation
Vested benefit obligation	$189.0	$313.5
Nonvested benefit obligation	5,432.7	5,456.9

Accumulated benefit obligation	5,621.7	5,770.4
Additional benefits based on future salaries	3,667.1	3,443.7

Projected benefit obligation	9,288.8	9,214.1
Fair value of plan assets	(2,907.2)	(3,120.6)

Funded status	6,381.6	6,093.5
Unrecognized net transition obligation	(84.2)	(74.8)
Prior service cost	154.7	147.6
Unrecognized net loss	(2,639.8)	(2,257.8)

Accrued pension cost	$3,812.3	$3,908.5

Vested benefit	$208.2	$350.0

c.	Actuarial assumptions at December 31, 2010 and 2011

	2010	2011

Discount rate used in determining present values	1.75%-2.25%	1.75%
Future salary increase rate	3.00%	2.50%-3.00%
Expected rate of return on plan assets	2.00%-2.50%	2.00%

d.	Expected benefit payments

Amount
Year	NT$ (In Millions)

2012	$140.4
2013	58.0
2014	96.3
2015	141.5
2016	204.9
2017 and thereafter	1,642.2

e.	TSMC, Xintec, TSMC SSL and TSMC Solar expect to make contributions to their pension funds in 2012 of NT$ 215.5 million, NT$ 1.9 million, NT$1.4 million and NT$0.8 million, respectively.

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

f. Contributions to the Funds for the year	$194.2	$212.2	$212.0

g. Payments from the Funds for the year	$37.8	$20.0	$7.3

h.	Plan assets allocation

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2010 and 2011, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

21.	INCOME TAX

a.	Income tax expense consisted of:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Current
Domestic	$7,499.0	$8,131.6	$11,040.4
Foreign	258.6	159.4	144.4

	7,757.6	8,291.0	11,184.8

Deferred
Domestic	(1,700.6)	(327.9)	(466.4)
Foreign	(60.6)	25.4	(24.0)

	(1,761.2)	(302.5)	(490.4)

Income tax expense	$5,996.4	$7,988.5	$10,694.4

b.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Income tax expense based on “income before income tax” statutory rates	$24,182.9	$30,456.4	$25,964.2
Tax effect of the following:
Tax-exempt income	(8,652.0)	(17,410.2)	(13,832.2)
Temporary and permanent differences	3,136.0	(827.0)	(1,597.3)
Others	247.0	-	-
Additional income tax under the Alternative Minimum Tax Act	-	-	286.8
Additional tax at 10% on unappropriated earnings	30.7	138.2	6,293.4
Net operating loss carryforwards used	(66.1)	(529.3)	(395.3)
Investment tax credits used	(9,984.6)	(4,888.0)	(6,318.2)

Income tax currently payable	$8,893.9	$6,940.1	$10,401.4

c.	Income tax expense consisted of the following:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Income tax currently payable	$8,893.9	$6,940.1	$10,401.4
Income tax adjustments on prior years	(1,159.3)	977.9	470.4
Other income tax adjustments	23.0	373.1	313.0
Net change in deferred income tax assets
Investment tax credits	(1,291.1)	(7,129.5)	2,304.9
Net operating loss carryforwards	59.9	546.2	224.1
Temporary differences	(1,042.3)	(78.2)	(71.0)
Valuation allowance	512.3	6,358.9	(2,873.4)
Effect of changes in consolidated entities	-	-	(75.0)

Income tax expense	$5,996.4	$7,988.5	$10,694.4

d.	Net deferred income tax assets consisted of the following:

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Current deferred income tax assets
Investment tax credits	$4,282.1	$4,913.8
Temporary differences
Allowance for sales returns and others	653.5	506.2
Unrealized gain/loss on financial instruments	87.7	308.9
Others	488.8	348.1
Valuation allowance	(139.0)	(140.5)

	$5,373.1	$5,936.5

Noncurrent deferred income tax assets
Investment tax credits	$18,336.1	$15,399.5
Net operating loss carryforwards	2,735.3	2,491.7
Temporary differences
Depreciation	2,160.3	2,280.9
Others	414.8	654.7
Valuation allowance	(16,283.7)	(13,390.1)

	$7,362.8	$7,436.7

Effective in May 2009 and May 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 25% to 20% and from 20% to 17%, respectively.    The last amended income tax rate of 17% is retroactively applied on January 1, 2010.    TSMC and its domestic subsidiaries which are subject to the Income Tax Law of the Republic of China recalculated their deferred tax assets in accordance with the new amended Article and adjusted the resulting difference as an income tax expense in 2009 and 2010, respectively.    The Company evaluated the effect of Alternative Minimum Tax and applicable year of the profits generated from projects exempt from income tax for a five-year period.    As the Company plans to apply the tax-exempt income in later years, income tax payable is anticipated to increase and the Company will utilize available investment tax credits as an offset against income taxes.    Since more investment tax credits can be utilized, valuation allowance has been adjusted down accordingly.

Under the Article 10 of the Statute for Industrial Innovation (SII) legislated, effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that year.    This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

As of December 31, 2011, the net operating loss carryforwards generated by WaferTech, TSMC Development, Mutual-Pak, TSMC SSL and TSMC Solar would expire on various dates through 2023.

e.	Integrated income tax information:

The balance of the imputation credit account of TSMC as of December 31, 2010 and 2011 was NT$1,669.5 million and NT$4,003.2 million, respectively.

The actual and estimated creditable ratios for distribution of TSMC’s earnings of 2010 and 2011 were 4.96% and 6.67%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution.    The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

f.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

g.	As of December 31, 2011, investment tax credits of TSMC, Xintec, Mutual-Pak and TSMC SSL consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
		NT$	NT$
		(In Millions)

Statute for Upgrading Industries	Purchase of machinery and equipment	$22.1	$-	2011
		3,209.2	1,172.7	2012
		6,524.7	6,524.7	2013
		7,041.4	7,041.4	2014
		505.9	505.9	2015

		$17,303.3	$15,244.7

Statute for Upgrading Industries	Research and development expenditures	$9.1	$-	2011
		1,804.2	31.4	2012
		5,020.1	5,020.1	2013

		$6,833.4	$5,051.5

Statute for Upgrading Industries	Personnel training expenditures	$0.5	$-	2011
		17.4	-	2012
		17.1	17.1	2013

		$35.0	$17.1

Statute for Industrial Innovation	Research and development expenditures	$2,432.6	$-	2011

h.	The profits generated from the following projects of TSMC and Xintec are exempt from income tax for a five-year period:

Tax-Exemption Period

Construction and expansion of 2003 by TSMC	2007 to 2011
Construction and expansion of 2004 by TSMC	2008 to 2012
Construction and expansion of 2005 by TSMC	2010 to 2014
Construction and expansion of 2006 by TSMC	2011 to 2015
Construction and expansion of 2003 by Xintec	2007 to 2011
Construction and expansion of 2002, 2003 and 2006 by Xintec	2010 to 2014

i.	The tax authorities have examined income tax returns of TSMC through 2008. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

22.	SHAREHOLDERS’ EQUITY

Common Stock, Capital Surplus and Earnings

As of December 31, 2011, 1,092,313 thousand ADSs of TSMC were traded on the NYSE.    The number of common shares represented by the ADSs was 5,461,567 thousand (one ADS represents five common shares).

Capital surplus can be used to offset a deficit under the Company Law.    However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital.    In addition, the capital surplus from long-term investments may not be used for any purpose.    However, according to the revised Company Law, effective January 2012, the aforementioned capital surplus generated from donations and the excess of the issuance price over the par value of capital stock can also be used to distribute cash in proportion to original shareholders’ holding.

Capital surplus consisted of the following:

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Additional paid-in capital	$23,628.9	$23,774.3
From merger	22,805.4	22,804.5
From convertible bonds	8,893.2	8,892.9
From long-term investments	370.9	374.7

	$55,698.4	$55,846.4

As of December 31, 2010 and 2011, retained earnings consisted of:

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Unappropriated earnings	$178,227.0	$213,357.3
Legal capital reserve	86,239.5	102,400.0
Special capital reserve	1,313.1	6,433.9

	$265,779.6	$322,191.2

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

TSMC accrued profit sharing to employees based on certain percentage of net income during the year, which amounted to NT$10,908.3 million and NT$8,990.0 million for the years ended December 2010 and 2011, respectively. Bonuses to directors were expensed based on estimated amount of payment.    If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate.    If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

According to the revised Company Law, effective January 2012, the appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital.    The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

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

The appropriations of earnings for 2009 and 2010 had been approved in TSMC’s shareholders’ meetings held on June 15, 2010 and June 9, 2011, respectively.    The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2009	For Fiscal Year 2010	For Fiscal Year 2009	For Fiscal Year 2010
	NT$	NT$	NT$	NT$
	(In Millions)

Legal capital reserve	$8,921.8	$16,160.5
Special capital reserve	1,313.1	5,120.8
Cash dividends to shareholders	77,708.1	77,730.2	$3.00	$3.00

	$87,943.0	$99,011.5

TSMC’s profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$6,691.3 million and NT$67.7 million for 2009, respectively, and profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$10,908.3 million and NT$51.1 million for 2010, respectively, had been approved in the shareholders’ meeting held on June 15, 2010 and June 9, 2011, respectively.    The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 9, 2010 and February 15, 2011 and same amount had been charged against earnings of 2009 and 2010, respectively.

TSMC’s appropriations of earnings for 2011 had been resolved in the meeting of the Board of Directors held on February 14, 2012.    The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share
	For Fiscal Year 2011	For Fiscal Year 2011
	NT$	NT$
	(In Millions)

Legal capital reserve	$13,420.1
Special capital reserve	1,172.3
Cash dividends to shareholders	77,748.7	$3.00

	$92,341.1

The Board of Directors of TSMC also resolved to appropriate profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$8,990.0 million and NT$62.3 million for 2011, respectively.    There is no significant difference between the aforementioned resolved amounts and the amounts charged against earnings of 2011.

The appropriations of earnings, profit sharing to employees and bonus to directors for 2011 are to be resolved in the TSMC’s shareholders’ meeting held on June 12, 2012 (expected).

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

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2011.

Information about TSMC’s outstanding options for the years ended December 31, 2009, 2010 and 2011 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Year ended December 31, 2009

Balance, beginning of year	36,234	$34.0

Options granted	175	34.0
Options exercised	(7,272)	35.8
Options canceled	(327)	46.5

Balance, end of year	28,810	33.5

Year ended December 31, 2010

Balance, beginning of year	28,810	$32.4
Options exercised	(7,372)	33.2
Options canceled	(1)	50.1

Balance, end of year	21,437	32.3

Year ended December 31, 2011

Balance, beginning of year	21,437	$31.4
Options exercised	(7,144)	30.5

Balance, end of year	14,293	32.1

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

As of December 31, 2011, information about TSMC’s outstanding options was as follows:

	Options Outstanding
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)

$20.9-$29.3	10,584	1.2	$ 27.4
38.0- 50.1	3,709	2.9	45.7

	14,293	1.7	32.1

As of December 31, 2011, all of the above outstanding options were exercisable.

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

Information about Xintec’s outstanding options for the years ended December 31, 2009, 2010 and 2011 was as follows:

	Number of Options (In Thousands)	Weighted-average Exercise Price (NT$)

Year ended December 31, 2009

Balance, beginning of year	7,442	$14.8
Options exercised	(2,552)	13.9
Options canceled	(930)	16.6

Balance, end of year	3,960	14.7

Year ended December 31, 2010

Balance, beginning of year	3,960	$14.7
Options exercised	(1,856)	13.9
Options canceled	(272)	17.3

Balance, end of year	1,832	15.1

Year ended December 31, 2011

Balance, beginning of year	1,832	$14.4
Options exercised	(967)	14.4
Options canceled	(40)	17.4

Balance, end of year	825	15.1

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plans.

As of December 31, 2011, information about Xintec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Remaining Contractual Life (Years)	Weighted- average Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

$10.9-$12.7	239	4.8	$11.0	233	$11.0
14.9- 18.8	586	5.7	16.8	581	16.8

	825	5.4	15.1	814	15.1

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

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2009, 2010 and 2011.    Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions at the various grant dates and pro forma results of the Company for the years ended December 31, 2009, 2010 and 2011 would have been as follows:

Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%
	Expected volatility	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%
	Expected life	5 years
Xintec	Expected dividend yield	0.80%
	Expected volatility	31.79%-47.42%
	Risk free interest rate	1.88%-2.45%
	Expected life	3 years

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Net income attributable to shareholders of the parent:
As reported	$89,217.8	$161,605.0	$134,201.3
Pro forma	88,838.2	161,470.0	134,146.5
Earnings per share (EPS) - after income tax (NT$):
Basic EPS as reported	$ 3.45	$ 6.24	$5.18
Pro forma basic EPS	3.44	6.23	5.18
Diluted EPS as reported	3.44	6.23	5.18
Pro forma diluted EPS	3.43	6.23	5.17

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

24.	TREASURY STOCK

	(Shares in Thousands)
Purpose of Treasury Stock	Number of Shares, Beginning of Year	Addition	Retirement	Number of Shares, End of Year

Year ended December 31, 2011

Shareholders executed the appraisal right	-	1,000	(1,000)	-

In August 2011, pursuant to the Company Law and at the option of the shareholders of TSMC, certain shareholders requested TSMC to buy back their shares at the current market price, which shares were subsequently retired in November 2011.

25.	EARNINGS PER SHARE

	Amounts (Numerator)		Number of Shares (Denominator) (In Thousands)	EPS
	Before Income Tax NT$	After Income Tax NT$		Before Income Tax	After Income Tax
	(In Millions)			NT$	NT$

Year ended December 31, 2009

Basic EPS
Earnings available to common shareholders of the parent	$ 95,189.8	$ 89,217.8	25,835,802	$ 3.68	$ 3.45
Effect of dilutive potential common shares	-	-	76,655

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$ 95,189.8	$ 89,217.8	25,912,457	$ 3.67	$ 3.44

Year ended December 31, 2010

Basic EPS
Earnings available to common shareholders of the parent	$ 169,520.1	$ 161,605.0	25,905,832	$ 6.54	$ 6.24
Effect of dilutive potential common shares	-	-	13,982

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$ 169,520.1	$ 161,605.0	25,919,814	$ 6.54	$ 6.23

Year ended December 31, 2011

Basic EPS
Earnings available to common shareholders of the parent	$ 144,852.9	$ 134,201.3	25,914,076	$ 5.59	$ 5.18
Effect of dilutive potential common shares	-	-	10,606

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$ 144,852.9	$ 134,201.3	25,924,682	$ 5.59	$ 5.18

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

The average number of shares outstanding for EPS calculation has been considered for the effect of retroactive adjustment.    This adjustment caused each of the basic and diluted after income tax EPS for the year ended December 31, 2009 to remain at NT$3.45 and NT$3.44, respectively.    This adjustment caused each of the basic and diluted after income tax EPS for the year ended December 31, 2010 to remain at NT$6.24 and NT$6.23, respectively.

26.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	December 31
	2010		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)		(In Millions)

Assets

Financial assets at fair value through profit or loss	$6.9	$6.9	$15.4	$15.4
Available-for-sale financial assets	29,916.8	29,916.8	3,308.8	3,308.8
Held-to-maturity financial assets	13,299.4	13,457.7	9,068.9	9,128.1
Financial assets carried at cost	4,424.2	-	4,315.0	-

Liabilities

Financial liabilities at fair value through profit or loss	$19.0	$19.0	$13.8	$13.8
Hedging derivative financial liabilities	0.8	0.8	0.2	0.2
Bonds payable (including current portion)	4,500.0	4,538.7	22,500.0	22,597.1
Long-term bank loans (including current portion)	543.0	543.0	1,650.0	1,650.0
Other long-term payables (including current portion)	7,960.8	7,960.8	3,399.9	3,399.9
Obligations under capital leases	695.0	695.0	871.0	871.0

b.	Methods and assumptions used in the estimation of fair values of financial instruments

1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.

c.	Valuation gains (losses) arising from changes in fair value of derivatives contracts determined using valuation techniques were recognized as a net gain of NT$186.1 million, a net loss of NT$12.1 million, and a net gain of NT$1.6 million for the years ended December 31, 2009, 2010 and 2011, respectively.

d.	As of December 31, 2010 and 2011, financial assets exposed to fair value interest rate risk were NT$38,589.0 million and NT$9,086.8 million, respectively; financial liabilities exposed to fair value interest rate risk were NT$43,235.6 million and NT$52,711.2 million, respectively; and financial liabilities exposed to cash flow interest rate risk were NT$848.3 million and NT$1,650.2 million, respectively.

e.	Movements of the unrealized gain or loss on financial instruments for the years ended December 31, 2010 and 2011 were as follows:

	Year Ended December 31, 2010
	From Available- for-sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Balance, beginning of year	$424.1	$29.5	$-	$453.6
Recognized directly in shareholders’ equity	250.4	(6.0)	(0.4)	244.0
Removed from shareholders’ equity and recognized in earnings	(588.4)	-	0.1	(588.3)

Balance, end of year	$86.1	$23.5	$(0.3)	$109.3

	Year Ended December 31, 2011
	From Available- for-sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Balance, beginning of year	$86.1	$23.5	$(0.3)	$109.3
Recognized directly in shareholders’ equity	(1,034.5)	(41.4)	-	(1,075.9)
Removed from shareholders’ equity and recognized in earnings	(206.5)	-	0.2	(206.3)
Effect of changes in consolidated entities	(0.3)	0.3	-	-

Balance, end of year	$(1,155.2)	$(17.6)	$(0.1)	$(1,172.9)

f.	Information about financial risks

1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and publicly traded stocks; therefore, the fluctuations in market interest rates and market prices will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital and bank facilities to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates. The long-term bank loans were floating-rate loans; therefore, changes in the market interest rates will result in changes in the interest rate of the long-term bank loans, which will affect future cash flows.

g.	The Company seeks to reduce the effects of future cash flow related interest rate changes by primarily using derivative financial instruments.

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile.    Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates.    Information about outstanding interest rate swap contract consisted of the following:

Hedged Item	Hedging Financial Instrument	Fair Value NT$ (In Millions)	Expected Cash Flow Generated Period	Expected Timing for the Recognition of Gains or Losses from Hedge

December 31, 2010
Long-term bank loans	Interest rate swap contract	$(0.8)	2010 to 2012	2010 to 2012

December 31, 2011
Long-term bank loans	Interest rate swap contract	(0.2)	2011 to 2012	2011 to 2012

27.	RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:

a.	Investees of TSMC

GUC (prior to July 2011, GUC was a subsidiary.    Since July 2011, GUC is accounted for using the equity method.    The related party information between the Company and GUC as of and for the six months ended December 31, 2011 is disclosed as follows.)

VIS (accounted for using the equity method)

SSMC (accounted for using the equity method)

b.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using the equity method by TSMC.

Mcube, an indirect investee accounted for using the equity method by TSMC.

c.	Others

Related parties over which the Company has significant influence but with which the Company had no material transactions.

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

For the year

Sales
GUC	$ -	$ -	$ 2,461.4
VIS	139.5	223.6	302.8
VisEra	15.5	82.6	10.9
Others	0.3	11.4	50.3

	$ 155.3	$ 317.6	$ 2,825.4

Purchases
VIS	$ 3,330.3	$ 4,959.1	$ 5,597.9
SSMC	3,537.6	4,521.0	3,949.2
Others	-	39.1	124.6

	$ 6,867.9	$ 9,519.2	$ 9,671.7

Manufacturing expenses
VisEra (primarily outsourcing and rent)	$ 82.6	$ 102.2	$ 49.2
VIS (primarily rent)	-	10.2	5.9

	$ 82.6	$ 112.4	$ 55.1

Research and development expenses
VisEra	$ 0.4	$ 12.1	$ 19.0
VIS (primarily rent)	1.3	12.0	2.0
Others	-	0.1	-

	$ 1.7	$ 24.2	$ 21.0

Sales of property, plant and equipment and other assets
VIS	$ -	$ 37.0	$ 36.0
VisEra	1.1	4.4	-
SSMC	-	2.4	-

	$ 1.1	$ 43.8	$ 36.0

Purchase of property, plant and equipment and other assets
VIS	$ -	$ 109.9	$ 45.5
VisEra	-	-	11.1
Other	-	-	1.8

	$ -	$ 109.9	$ 58.4

Non-operating income and gains
VIS (primarily technical service income)	$ 224.8	$ 267.4	$ 227.0
SSMC (primarily technical service income)	141.5	198.2	199.4
VisEra (primarily rent)	0.1	-	4.1

	$ 366.4	$ 465.6	$ 430.5

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

As of December 31

Receivables
GUC	$ -	$ -	$ 154.1
Mcube	-	-	31.4
VisEra	12.5	2.6	0.2
VIS	-	0.1	-

	$ 12.5	$ 2.7	$ 185.7

Other receivables
VIS	$ 81.7	$ 70.8	$ 87.5
SSMC	39.6	53.8	34.3
Others	-	-	0.5

	$ 121.3	$ 124.6	$ 122.3

Payables
VIS	$ 531.5	$ 428.8	$ 987.9
SSMC	238.7	430.2	336.0
Others	12.8	8.1	4.6

	$ 783.0	$ 867.1	$ 1,328.5

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain office space and facilities from VIS.    The lease terms and prices were determined in accordance with mutual agreements.    The rental expense was paid monthly and the related expenses were classified under research and development expenses and manufacturing expenses.

The Company leased certain factory building from VisEra.    The lease terms and prices were determined in accordance with mutual agreements.    The rental expense was paid monthly and classified under manufacturing expenses.

The Company leased certain machinery and equipment to VisEra.    The lease terms and prices were determined in accordance with mutual agreements.    The rental income was received monthly and the related income was classified under non-operating income and gains.

28.	PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for long-term bank loans, land lease agreements and customs duty guarantee, which were as follows:

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Other financial assets	$163.5	$121.1
Property, plant and equipment, net	1,109.3	-
Other assets	40.0	-

	$1,312.8	$121.1

29.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land, factory and office premises from the Science Park Administration and Jhongli Industrial Park Service Center.    These operating leases expire on various dates from December 2012 to September 2030 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain office equipment located in the United States, Japan, Shanghai and Taiwan.    These operating leases expire between 2012 and 2020 and can be renewed upon expiration.

As of December 31, 2011, future lease payments were as follows:

Year	Amount NT$ (In Millions)

2012	$627.9
2013	590.6
2014	567.0
2015	557.0
2016	543.7
2017 and thereafter	3,870.7

$6,756.9

Rent expense for the years ended December 31, 2009, 2010 and 2011 was NT$1,293.3 million, NT$1,907.1 million and NT$1,809.5 million, respectively.

30.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of December 31, 2011, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2011, TSMC had a total of US$13.0 million of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares in July 2010, which are recorded within available for sale financial assets, and obtained the subsequent cash settlement income in accordance with the agreement.

e.	In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single case in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined at this time.

f.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing six U.S. patents. This litigation is in its very early stages and therefore the outcome of the case cannot be determined at this time.

g.	TSMC entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$7,112.2 million and NT$3,399.9 million as of December 31, 2010 and 2011, respectively, which is included in other long-term payables.

h.	Amounts available under unused letters of credit as of December 31, 2011 were NT$263.9 million.

31.	OTHERS

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31
	2010		2011
	Foreign Currency (In Millions)	Exchange Rate (Note)	Foreign Currency (In Millions)	Exchange Rate (Note)

Financial assets

Monetary items
USD	$3,944.8	29.13-30.368	$3,744.8	30.288
EUR	233.2	38.92-40.65	135.9	39.18-39.27
JPY	29,779.7	0.3582-0.3735	37,276.7	0.3897-0.3906
RMB	251.3	4.3985-4.61	201.4	4.81
Non-monetary items
USD	189.3	30.368	141.5	30.288
HKD	1,002.1	3.91	671.1	3.90

(Continued)

	December 31
	2010		2011
	Foreign Currency (In Millions)	Exchange Rate (Note)	Foreign Currency (In Millions)	Exchange Rate (Note)

Investments accounted for using equity method
USD	$306.1	30.368	$294.8	30.288

Financial liabilities

Monetary items
USD	2,021.7	29.13-30.368	1,744.7	30.288
EUR	265.4	38.92-40.65	111.8	39.18-39.27
JPY	31,561.6	0.3582-0.3735	35,349.2	0.3897-0.3906
RMB	566.8	4.3985-4.61	278.9	4.81

(Concluded)

Note:   Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

32.	OPERATING SEGMENT INFORMATION

The Company’s only reportable segment is the foundry segment.    The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.    The Company also had other operating segments that did not exceed the quantitative threshold.    These segments mainly engage in the researching, developing, and providing SoC (System on Chip) design and also engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the operating profit as the measurement for segment profit and the basis of performance assessment.    There was no material inconsistency between the accounting policies of the operating segment and the accounting policies described in Note 2.

The Company’s operating segment information was as follows:

a.	Industry financial information

	Foundry	Others	Elimination	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2009

Sales from external customers	$287,498.5	$8,243.7	$-	$295,742.2
Sales among intersegments	3,302.4	26.0	(3,328.4)	-
Operating profit (loss)	91,555.2	406.7	-	91,961.9
Equity in earnings of equity method investees, net	46.0	-	-	46.0
Income tax expense	5,953.3	43.1	-	5,996.4

Year ended December 31, 2010

Sales from external customers	$409,216.7	$10,321.2	$-	$419,537.9
Sales among intersegments	3,816.5	8.8	(3,825.3)	-
Operating profit (loss)	159,633.6	(458.3)	-	159,175.3
Equity in earnings of equity method investees, net	1,756.0	542.2	-	2,298.2
Income tax expense	7,928.7	59.8	-	7,988.5

(Continued)

	Foundry	Others	Elimination	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Year ended December 31, 2011
Sales from external customers	$422,691.1	$4,389.5	$-	$427,080.6
Sales among intersegments	1,588.6	6.2	(1,594.8)	-
Operating profit (loss)	143,222.1	(1,664.7)	-	141,557.4
Equity in earnings (losses) of equity method investees, net	1,635.3	(737.7)	-	897.6
Income tax expense	10,649.7	44.7	-	10,694.4

(Concluded)

b.	Geographic information

	Years Ended December 31
	Sales to Other Than Consolidated Entities
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Taiwan	$38,676.4	$56,420.4	$49,798.5
United States	162,705.3	221,148.7	250,811.7
Asia	64,435.9	91,862.9	75,946.7
Europe	28,633.9	49,000.3	48,982.7
Others	1,290.7	1,105.6	1,541.0

	$295,742.2	$419,537.9	$427,080.6

	Years Ended December 31
	Non-current Assets
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Taiwan	$266,555.2	$379,553.6	$472,168.7
United States	8,528.5	8,164.8	8,284.6
Asia	11,205.1	13,817.1	22,122.0
Europe	16.7	17.8	15.2

	$286,305.5	$401,553.3	$502,590.5

The geographic information is presented by billed regions.    Non-current assets include property, plant and equipment, intangible assets and other assets, but not include financial instruments and deferred income tax assets.

c.	Production information

	Years Ended December 31
Production	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Wafer	$260,386.0	$375,060.8	$384,632.5
Mask	17,333.3	19,796.9	23,818.6
Others	18,022.9	24,680.2	18,629.5

	$295,742.2	$419,537.9	$427,080.6

d.	Major customers representing at least 10% of gross sales

	Years Ended December 31
	2009		2010		2011
	Amount NT$ (In Millions)%		Amount NT$ (In Millions)%		Amount NT$ (In Millions)%

Customer A	$31,995.0	10	$37,962.0	9	$60,412.1	14
Customer B	33,025.5	11	41,022.2	10	31,635.5	7

33.	PRE-DISCLOSURE OF THE ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

According to the Rule No. 0990004943 issued by the FSC on February 2, 2010, the Company is required to provide pre-disclosure regarding the adoption of the International Financial Reporting Standards (IFRSs) in the consolidated financial statements as follows.

a.

On May 14, 2009, the FSC announced the roadmap of IFRSs adoption for R.O.C. companies. Starting from 2013, companies with shares listed on the TSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare for the consolidated financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the IFRSs, International Accounting Standards (IASs), interpretations and related guidance translated by Accounting Research and Development Foundation (ARDF) and issued by the FSC.    Due to aforementioned amendments, the Company established a taskforce to monitor and execute the IFRSs adoption plan.    The important plan items, responsible divisions and plan progress are listed as follows.

Plan Item	Responsible Division	Plan Progress

1. Establish the IFRSs taskforce	Accounting Division	Finished
2. Complete the identification of GAAP differences and impact	Accounting Division, Finance Division and Employee Benefit and Payroll Section	Finished
3. Complete the identification of consolidated entities under IFRSs	Accounting Division	Finished
4. Evaluate potential effect to business operations	Accounting Division, Finance Division, Employee Benefit and Payroll Section and Business System Integration Division	Finished
5. Complete the evaluation of resources and budget needed for IFRSs adoption	Accounting division and Business System Integration Division	Finished
6. Set up a work plan for IFRSs adoption	Accounting Division and Business System Integration Division	Finished
7. Personnel training	Accounting Division	Finished
8. Determine IFRSs accounting policies	Accounting Division, Finance Division and Employee Benefit and Payroll Section	Finished
9. Develop financial statement template under IFRSs	Accounting Division and Finance Division	Finished
10. Complete evaluation, configuration and testing of the IT systems	Accounting Division and Business System Integration Division	Finished
11. Communicate with related departments on the impact of IFRSs adoption	Accounting Division	In progress according to the plan
12. Complete the preparation of opening date balance sheet under IFRSs	Accounting Division	In progress according to the plan
13. Complete modification to the relevant internal controls	Accounting Division and Internal Audit Division	In progress according to the plan
14. Prepare comparative financial information under IFRSs for 2012	Accounting Division and Finance Division	In progress according to the plan

b.	As of December 31, 2011, from the Company’s assessment, the significant differences between the Company’s current accounting policies under R.O.C. GAAP and the ones under IFRSs are stated as follows:

Allowance for sales returns and others

Under R.O.C. GAAP, provisions for estimated sales returns and others are recognized as a reduction in revenue in the period the related revenue is recognized based on historical experience.    Allowance for sales returns and others is recorded as a deduction in accounts receivable.    Under IFRSs, the allowance for sales returns and others is a present obligation with uncertain timing and an amount that arises from past events and is therefore reclassified as provisions (classified under current liabilities) accordingly.

Classifications of deferred income tax asset/liability and valuation allowance

Under R.O.C. GAAP, a deferred tax asset or liability is classified as current or non-current in accordance with the classification of its related asset or liability.    However, if a deferred income tax asset or liability does not relate to an asset or liability in the financial statements, it is classified as either current or non-current based on the expected length of time before it is realized or settled.    Under IFRSs, a deferred tax asset or liability is classified as non-current asset or liability.

In addition, under R.O.C. GAAP, valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.    Under IFRSs, deferred tax assets are only recognized to the extent that it is probable that there will be sufficient taxable profits and the valuation allowance account is no longer used.

The classification of leased assets and idle assets

Under R.O.C. GAAP, leased assets and idle assets are classified under other assets.    Under IFRSs, the aforementioned items are classified as property, plant and equipment according to their nature.    Leased assets are mainly dormitories leased to employees and factories leased to suppliers.    In accordance with the relevant IFRSs guidance, the dormitories leased to employees are not classified as investment properties; factories leased to suppliers are not considered as investment properties since they cannot be sold separately and comprise only an insignificant portion of the plant.

Employee benefits

The Company had previously applied an actuarial valuation on its defined benefit obligation and recognized the related pension cost and retirement benefit obligation in conformity with R.O.C. GAAP.    Under IFRSs, the Company should carry out actuarial valuation on defined benefit obligation in accordance with IAS No. 19, “Employee Benefits.”

Under R.O.C. GAAP, it is not allowed to recognize actuarial gains and losses from defined benefit plans directly to equity; instead, actuarial gains and losses should be accounted for under the corridor approach which resulted in the deferral of gains and losses.    When using the corridor approach, actuarial gains and losses should be amortized over the expected average remaining working lives of the participating employees.

Under IAS No. 19, “Employee Benefits,” the Company will recognize actuarial gains and losses immediately in full in the period in which they occur, as other comprehensive income.    The subsequent reclassification to earnings is not permitted.

Investments accounted for using the equity method

The Company’s associates and joint ventures accounted for using the equity method have also assessed the significant differences between their respective present accounting policies and IFRSs.    The significant difference is mainly the adjustment to employee benefits.

The reclassification of line items in the statement of comprehensive income

In accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers before its amendment due to the adoption of IFRSs, income from operations in the consolidated income statement only includes revenue, cost of sales and operating expenses.    Under IFRSs, based on the nature of operating transactions, technical service income is reclassified under revenue; rental revenue, depreciation of rental assets, net loss on disposal of property, plant and equipment and intangible assets, and impairment loss of property, plant and equipment, are reclassified under other operating gains and losses, which are reflected in income from operations.

c.

The Company’s aforementioned assessment is based on the 2010 version of IFRSs translated by ARDF and the Guidelines Governing the Preparation of Financial Reports by Securities Issuers issued by FSC on December 22, 2011. However, the assessment result may be impacted by the addition or the amendment of IFRSs issued or proposed by International Accounting Standards Board and the possible future rules issued by R.O.C. authorities governing the adoption of IFRSs by companies with shares listed on the TSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market.

34.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

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

b.	10% tax on unappropriated earnings

In the R.O.C., a 10% tax is imposed on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries). For R.O.C. GAAP purposes, the Company records the 10% tax on unappropriated earnings in the year of shareholders’ approval. In the U.S., the 10% tax on unappropriated earnings should be accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year. To the extent the Company does not have sufficient tax credits to offset the 10% tax, additional tax expense would be recognized under U.S. GAAP.

c.	Goodwill and intangible assets

Under R.O.C. GAAP, goodwill was recorded for the excess of the purchase price over the net tangible assets for the purchase of a 32% equity interest in TSMC-Acer Semiconductor Manufacturing Corporation (TASMC) in 1999 and was amortized over ten years.    Under U.S. GAAP, the goodwill was originally amortized over five years.

Goodwill was not recorded under R.O.C. GAAP for the acquisition of the remaining 68% equity interest in TASMC in June 2000, because under R.O.C. GAAP, goodwill from a business combination in the form of a share exchange was charged to capital surplus.    Under U.S. GAAP, the acquisition cost is the fair value of the shares issued in exchange and the difference between the acquisition cost and the sum of the fair values of the net tangible and identifiable intangible assets acquired is recorded as goodwill.    Accordingly, the goodwill from the acquisition of the remaining 68% equity interest in TASMC was recorded for U.S. GAAP purposes and was originally amortized over the estimated life of five years.

Effective January 1, 2002, the Company adopted the U.S. GAAP guidance relating to goodwill and other intangible assets and ceased amortization of goodwill which is now assessed for impairment annually or more frequently if impairment indicators arise. In accordance with the U.S. GAAP guidance relating to goodwill and other intangible assets, the Company had completed its goodwill impairment test at the reporting unit level and found no impairment as of December 31, 2009, 2010 and 2011.

Effective January 1, 2005, the Company adopted R.O.C. SFAS No. 35, “Accounting for Impairment of Assets” which required the Company to evaluate impairment of an asset group, including goodwill allocated to such group. The Company found no impairment as of December 31, 2009, 2010 and 2011. Effective January 1, 2006, the Company adopted R.O.C. SFAS No. 25 (revised 2005), “Business Combinations” which is similar to U.S. GAAP guidance relating to goodwill and other intangible assets.    Upon adoption of R.O.C. SFAS No. 25, the Company ceased amortization of goodwill which is now assessed for impairment in accordance with the provisions of the standard and R.O.C. SFAS No. 35.

d.	Profit sharing to employees in stocks

The Company accrues compensation expense related to profit sharing to employees during the period the earnings arise.    The number of shares is determined based on the compensation expense recorded during the period the earnings arise divided by the market value of the Company’s common stock at the date before the shareholders’ meeting in the following year.    However, under U.S. GAAP, the amount of compensation expense is the product of the number of shares and the market value at the date of stock distribution.    Therefore, any difference of the market value of the Company’s common stock between the date of stock distribution and the date before the shareholders’ meeting gives rise to adjustments to U.S. GAAP.

e.	Pension benefits

The U.S. GAAP guidance relating to employer’s accounting for pensions was amended on September 29, 2006 to require employers to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan is defined as the difference between the fair value of the plan assets and the projected benefit obligation. Previously unrecognized items such as gains or losses, prior service credits and the transition asset or obligation are required to be recognized in other comprehensive income and subsequently recognized through net periodic benefit cost.

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

f.	Stock-based compensation

Under U.S. GAAP, effective January 1, 2006, the Company adopted the fair value recognition provisions to account for share-based payments, and applied the modified prospective transition method and therefore has not restated the results for prior periods. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 included compensation expense for all unvested stock-based compensation awards granted prior to January 1, 2006 that were expected to vest, based on the grant-date fair value or the intrinsic value described in the next paragraph. Upon an employee’s termination, unvested awards are forfeited, which affects the quantity of options to be included in the calculation of stock-based compensation expense. Forfeitures do not include vested options that expire unexercised. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 was based on the grant-date fair value. The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally the option vesting term of four years. See Note 35d for additional stock-based compensation disclosures.

Under R.O.C. GAAP, employee stock option plans that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the ARDF. The Company adopted the intrinsic value method and any compensation expense determined using this method is recognized over the vesting period. No stock-based compensation expense was recognized under R.O.C. GAAP for the years ended December 31, 2009, 2010 and 2011.

Effective January 1, 2008, the Company adopted R.O.C. SFAS No. 39, “Accounting for Share-based Payment,” which is similar in many respects to U.S. GAAP and requires companies to record share-based payment transactions in the financial statements at fair value for the employee stock option plans that were granted or modified after December 31, 2007. The Company did not grant or modify employee stock options since January 1, 2008.

Certain characteristics of the stock options granted under the TSMC 2002 Plan is not reasonably estimable using appropriate valuation methodologies and have been accounted for using the variable accounting method under U.S. GAAP. Such method requires the Company to account for these stock options based on their intrinsic value, remeasured at each reporting date through the date of exercise or settlement, which gives rise to a R.O.C. GAAP difference in the recognition of stock-based compensation expense.

g.	Consolidated entities

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

h.	Deconsolidation

Under R.O.C. GAAP and U.S. GAAP, a parent must deconsolidate a subsidiary as of the date the parent ceases to have a controlling interest in that subsidiary. Under R.O.C. GAAP, the carrying amount of the investment on the date when control is lost should be reflected as the cost on the initial measurement of such financial asset. However, under U.S. GAAP, the parent’s retained noncontrolling interest in the former subsidiary is remeasured to fair value with any resulting adjustments being included as part of the gain or loss recognized on deconsolidation. The difference between the carrying amount and the fair value of the identifiable assets from the purchase price allocation process is amortized. Please refer to Note 35.g Deconsolidation of GUC for details.

The following reconciles consolidated net income and shareholders’ equity under R.O.C. GAAP as reported in the consolidated financial statements to the consolidated net income and shareholders’ equity determined under U.S. GAAP, giving effect to the differences listed above.

		Year Ended December 31
		2009	2010	2011
		NT$	NT$	NT$	US$
					(Note 3)
		(In Millions Except Per Share Amounts)

Net income

Consolidated net income based on R.O.C. GAAP		$89,466.2	$162,281.9	$134,453.3	$4,441.8

Adjustments:
1.	U.S. GAAP adjustments on equity- method investees	(6.3)	(7.0)	(127.2)	(4.2)
2.	10% tax on undistributed earnings	966.9	2,208.4	(1,428.8)	(47.2)
3.	Profit sharing to employees- Fair market value adjustment of prior year accrual	(648.1)	-	(30.6)	(1.0)
4.	Pension expense	3.9	4.2	3.8	0.1
5.	Stock-based compensation	(559.1)	(179.7)	(60.1)	(2.0)
6.	Gain from deconsolidation of GUC	-	-	4,304.1	142.2
Income tax effect of U.S. GAAP adjustments		69.9	12.6	(11.2)	(0.4)

Net adjustment		(172.8)	2,038.5	2,650.0	87.5

Consolidated net income based on U.S. GAAP		$89,293.4	$164,320.4	$137,103.3	$4,529.3

Attributable to
Shareholders of the parent		$89,102.2	$163,638.6	$136,872.7	$4,521.7
Noncontrolling interests		191.2	681.8	230.6	7.6

		$89,293.4	$164,320.4	$137,103.3	$4,529.3

Earnings per common share based on U.S. GAAP
Basic		$ 3.45	$ 6.32	$ 5.28	$ 0.17
Diluted		$ 3.44	$ 6.31	$ 5.28	$ 0.17

Earnings per ADS
Basic		$ 17.24	$ 31.58	$ 26.41	$ 0.87
Diluted		$ 17.19	$ 31.57	$ 26.40	$ 0.87

Number of weighted average shares outstanding under U.S. GAAP (in thousands)
Basic		25,835,802	25,905,832	25,914,076

Diluted		25,912,457	25,919,814	25,924,682

		December 31
		2010	2011
		NT$	NT$	US$
				(Note 3)
		(In Millions)
Shareholders’ equity

Total shareholders’ equity based on R.O.C. GAAP		$578,704.4	$632,043.5	$20,880.2

Adjustments:
1.	U.S. GAAP adjustments on equity-method investees	(516.3)	(627.0)	(20.7)
2.	10% tax on undistributed earnings	(1,379.6)	(2,808.4)	(92.8)
3.	Goodwill
	3-1. Carrying amount difference from 68% equity interest in TASMC’s share acquisition	52,212.7	52,212.7	1,724.9
	3-2. Reversal of amortization of goodwill recognized under R.O.C. GAAP	(11,499.1)	(11,507.8)	(380.2)
4.	Pension benefits
	4-1. Accrued pension cost	(27.5)	(23.7)	(0.8)
	4-2. Accrual for deferred pension loss	(2,477.7)	(2,108.3)	(69.6)
5.	Gain from deconsolidation of GUC	-	4,304.1	142.2
Income tax effect of U.S. GAAP adjustments		139.3	127.5	4.2

Net adjustment		36,451.8	39,569.1	1,307.2

Total equity based on U.S. GAAP		$615,156.2	$671,612.6	$22,187.4

Attributable to
Shareholders of the parent		$610,596.7	$669,162.6	$22,106.5
Noncontrolling interests		4,559.5	2,450.0	80.9

		$615,156.2	$671,612.6	$22,187.4

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Changes in equity based on U.S. GAAP

Balance, beginning of year	$515,060.3	$535,996.3	$615,156.2	$20,322.3
Net income for the year	89,293.4	164,320.4	137,103.3	4,529.3
Unrealized gain (loss) on available-for-sale marketable securities and hedging derivative financial instruments
TSMC	622.5	(338.3)	(1,241.1)	(41.0)
Equity-method investees	118.4	(6.0)	(41.1)	(1.4)
Noncontrolling interests	6.0	4.0	(3.0)	(0.1)
Common shares issued as profit sharing to employees
TSMC	8,152.3	-	12.3	0.4
Equity-method investees	(0.2)	-	1.1	0.1
Noncontrolling interests	(9.2)	-	18.3	0.6
Adjustment arising from changes of ownership percentage in investees
TSMC	115.5	41.3	3.8	0.1
Equity-method investees	(1.9)	(3.7)	(3.1)	(0.1)
Noncontrolling interests	(39.0)	4.4	1.1	-
Translation adjustments
TSMC	(2,247.8)	(4,776.5)	109.8	3.6
Equity-method investees	(93.9)	(187.9)	(9.4)	(0.3)
Noncontrolling interests	39.8	86.2	7.6	0.3
Treasury stock repurchased by the Company	-	-	(71.6)	(2.4)
Cash dividends to common shareholders	(76,876.3)	(77,708.1)	(77,730.2)	(2,567.9)

(Continued)

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Stock-based compensation
TSMC	$480.7	$172.4	$57.0	$1.9
Equity-method investees	8.2	(7.8)	(0.4)	-
Noncontrolling interests	78.3	7.3	3.1	0.1
Issuance of stock from exercising stock options	260.5	244.8	217.7	7.2
Changes in actuarial gain (loss) and transition obligation
TSMC	1,278.2	(2,467.0)	369.4	12.2
Equity-method investees	35.3	(47.8)	19.0	0.7
Deconsolidation of GUC
Noncontrolling interests	-	-	(1,987.9)	(65.7)
Decrease in noncontrolling interests	(284.8)	(177.8)	(379.3)	(12.5)

Balance, end of year	$535,996.3	$615,156.2	$671,612.6	$22,187.4

Attributable to
Shareholders of the parent	$532,042.8	$610,596.7	$669,162.6	$22,106.5
Noncontrolling interests	3,953.5	4,559.5	2,450.0	80.9

	$535,996.3	$615,156.2	$671,612.6	$22,187.4

(Concluded)

The following U.S. GAAP condensed balance sheets as of December 31, 2010 and 2011, and statements of operations for the years ended December 31, 2009, 2010 and 2011 have been derived from the audited consolidated financial statements and reflect the adjustments presented above.

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

	December 31
	2010	2011
	NT$	NT$	US$
			(Note 3)
	(In Millions)

Assets
Current assets	$261,519.3	$225,260.4	$7,441.7
Long-term investments	39,259.2	38,135.6	1,259.9
Property, plant and equipment, net	388,444.0	490,374.9	16,200.0
Goodwill	46,418.5	46,398.9	1,532.8
Other assets	23,624.5	18,604.6	614.6

Total assets	$759,265.5	$818,774.4	$27,049.0

Liabilities
Current liabilities	$124,570.7	$119,815.1	$3,958.2
Long-term liabilities	12,050.8	20,458.5	675.9
Other liabilities	7,487.8	6,888.2	227.5
Equity attributable to shareholders of the parent	610,596.7	669,162.6	22,106.5
Noncontrolling interests	4,559.5	2,450.0	80.9

Total liabilities and equity	$759,265.5	$818,774.4	$27,049.0

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Net sales	$296,109.2	$419,988.4	$427,487.7	$14,122.5
Cost of sales	167,122.5	212,772.1	232,988.4	7,697.0

Gross profit before affiliates elimination	128,986.7	207,216.3	194,499.3	6,425.5
Unrealized gross profit from affiliates	-	-	(74.0)	(2.4)

Gross profit	128,986.7	207,216.3	194,425.3	6,423.1
Operating expenses	37,626.6	48,433.6	52,405.6	1,731.3

Income from operations	91,360.1	158,782.7	142,019.7	4,691.8
Non-operating income, net	2,892.9	11,305.2	7,218.0	238.4

Income before income tax	94,253.0	170,087.9	149,237.7	4,930.2
Income tax expense	4,959.6	5,767.5	12,134.4	400.9

Net income	$89,293.4	$164,320.4	$137,103.3	$4,529.3

Net income attributable to shareholders of the parent	$89,102.2	$163,638.6	$136,872.7	$4,521.7

Net income attributable to noncontrolling interests	$191.2	$681.8	$230.6	$7.6

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

Statements of comprehensive income for the years ended December 31, 2009, 2010 and 2011 are as follows:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Consolidated net income based on U.S. GAAP	$89,293.4	$164,320.4	$137,103.3	$4,529.3

Other comprehensive income (loss), net of tax:
Adjustment of unrealized gain (loss) on financial instruments, net of tax benefit of nil for 2009, NT$87.7 million 2010, and NT$221.2 million for 2011
TSMC	622.5	(338.3)	(1,241.1)	(41.0)
Equity-method investees	118.4	(6.0)	(41.1)	(1.4)
Noncontrolling interests	6.0	4.0	(3.0)	(0.1)
Translation adjustments, net of tax expense of nil
TSMC	(2,247.8)	(4,776.5)	109.8	3.6
Equity-method investees	(93.9)	(187.9)	(9.4)	(0.3)
Noncontrolling interests	39.8	86.2	7.6	0.3
Changes in actuarial gain /loss and transition obligation, net of tax expense of nil
TSMC	1,278.2	(2,467.0)	369.4	12.2
Equity-method investees	35.3	(47.8)	19.0	0.7

(Continued)

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Consolidated comprehensive income	$89,051.9	$156,587.1	$136,314.5	$4,503.3

Attributable to
Shareholders of the parent	$89,462.2	$155,815.1	$136,079.3	$4,495.5
Noncontrolling interests	(410.3)	772.0	235.2	7.8

	$89,051.9	$156,587.1	$136,314.5	$4,503.3

(Concluded)

The components of accumulated other comprehensive income (loss) of the parent were as follows:

	December 31
	2010	2011
	NT$	NT$	US$
			(Note 3)
	(In Millions)

Cumulative translation adjustment	$(6,890.3)	$(6,789.9)	$(224.3)
Unrealized gain on financial instruments	109.3	(1,172.9)	(38.7)
Actuarial gain or loss and transition obligation	(2,511.5)	(2,123.1)	(70.1)

Total accumulated other comprehensive loss	$(9,292.5)	$(10,085.9)	$(333.1)

The Company applies R.O.C. SFAS No. 17, “Statement of Cash Flows.” Its objectives and principles are similar to those set out under U.S. GAAP. The principal differences between the two standards relate to classification. Changes in deferred charges, refundable deposits and other assets-miscellaneous under cash flows from investing activities under R.O.C. GAAP are reclassified to operating activities under U.S. GAAP. Changes in guarantee deposits under cash flows from financing activities under R.O.C. GAAP are reclassified to operating activities under U.S. GAAP. Effect of change in consolidated entities, which represents the cash decrease as a result of deconsolidation of GUC, is also reclassified to investing activities under U.S. GAAP guidance related to statement of cash flows.    Summarized cash flow data by operating, investing and financing activities in accordance with U.S. GAAP guidance related to statement of cash flows are as follows:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Net cash inflow (outflow) from:
Operating activities	$159,019.1	$222,028.4	$251,103.0	$8,295.5
Investing activities	(95,999.6)	(194,871.7)	(187,854.2)	(6,206.0)
Financing activities	(84,992.7)	(48,404.8)	(67,515.8)	(2,230.4)

Change in cash and cash equivalents	(21,973.2)	(21,248.1)	(4,267.0)	(140.9)
Cash and cash equivalents at the beginning of year	194,613.8	171,276.3	147,887.0	4,885.6
Effect of exchange rate changes	(1,364.3)	(2,141.2)	(147.7)	(4.9)

Cash and cash equivalents at the end of year	$171,276.3	$147,887.0	$143,472.3	$4,739.8

35.   ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Recent accounting pronouncements

In September 2009, the FASB issued an accounting standard update which provides guidance on how to separate consideration in multiple-deliverable arrangements and significantly expands disclosure requirements. The standard establishes a hierarchy for determining the selling price of a deliverable, eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The update is effective for annual reporting periods beginning on or after June 15, 2010. This guidance is effective for the Company for the year ended December 31, 2011. Based on the Company’s analysis, the adoption of new guidance did not have a material effect on the Company’s results of operations and financial position or cash flows as of and for the year ended December 31,2011.

In January 2010, the FASB issued an accounting update that amended guidance and clarified the disclosure requirements about fair market value measurement.    These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities.    Except for the detailed disclosures of changes in Level 3 items, which will be effective for the Company as of January 1, 2011, the remaining new disclosure requirements are effective for the Company as of January 1, 2010. The Company has included these new disclosures, as applicable, in Note 35b below.

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

In May 2011, the FASB issued an accounting update to amend the fair value measurement guidance and include some enhanced disclosure requirements.    The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The update is effective for annual reporting periods beginning on or after December 15, 2011.    Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In June and December 2011, the FASB issued an accounting update to eliminate the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements.    The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income.    This guidance must be applied retroactively and is effective for fiscal years beginning after December 15, 2011. Earlier application is permitted. The Company has determined to present items of net income and other comprehensive income in one continuous statement starting 2012.

In September 2011, the FASB issued an accounting update, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In December 2011, the FASB issued an accounting update, which creates new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments.     Certain disclosures of the amounts of certain instruments subject to enforceable master netting arrangements or similar agreements would be required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 with retrospective application required. Since this standard impacts disclosure requirements only, its adoption is not expected to have a material impact on the Company’s results of operations, financial condition or cash flows.

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

Level 1 - Use unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Use observable inputs other than Level 1 prices such as quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation in which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Use inputs that are generally unobservable and reflect the use of significant management judgments and estimates.

The following section describes the valuation methodologies the Company uses to measure financial assets and liabilities at fair value.

The Company uses quoted prices in active markets for identical assets to determine fair value for our Level 1 investments such as corporate bonds, agency bonds, publicly traded stocks, government bonds and money market funds.

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

The following table presents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2011:

December 31, 2010	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Derivative financial assets
Forward contract	$ -	$ 6.9	$ -	$ 6.9

Marketable securities - available-for-sale
Corporate bonds	14,871.1	-	-	14,871.1
Agency bonds	8,021.2	-	-	8,021.2
Publicly traded stocks	4,634.2	-	-	4,634.2
Government bonds	2,014.1	-	-	2,014.1
Money market funds	376.2	-	-	376.2

Total	$ 29,916.8	$ 6.9	$ -	$ 29,923.7
Liabilities
Derivative financial liabilities
Forward exchange contract	$ -	$ 19.0	$ -	$ 19.0

	$3,308.8	$3,308.8	$3,308.8	$3,308.8
December 31, 2011	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Derivative financial assets
Forward exchange contract	$-	$15.4	$-	$15.4

Marketable securities - available-for-sale
Publicly traded stocks	3,306.3	-	-	3,306.3
Money market funds	2.5	-	-	2.5

Total	$3,308.8	$15.4	$-	$3,324.2

Liabilities
Derivative financial liabilities
Forward and Cross currency swap contract	$-	$13.8	$-	$13.8

The table below sets out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized during the years ended December 31, 2010 and 2011:

	$4,424.2	$4,424.2	$4,424.2	$4,424.2	$4,424.2
	December 31, 2010	Level 1	Level 2	Level 3	Total Loss (Refer to Note 13)
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Assets
Financial assets carried at cost	$4,424.2	$-	$-	$4,424.2	$(159.8)

	December 31, 2011	Level 1	Level 2	Level 3	Total Loss (Refer to Note 13)
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Assets
Financial assets carried at cost	$4,315.0	$-	$-	$4,315.0	$(265.5)

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

c.	Marketable securities

As of December 31, 2010 and 2011, the marketable securities by category were as follows:

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Marketable securities - available-for-sale	$29,916.8	$3,308.8
Marketable securities - held-to-maturity	13,299.4	9,068.9

The Company uses the average cost method for available-for-sale securities when determining their cost basis. Proceeds from sales of available-for-sale securities for the years ended December 31, 2009, 2010 and 2011 were NT$36,040.0 million, NT$37,816.3 million and NT$59,305.0 million, respectively.    The Company’s gross realized gains on the sale of marketable securities for the years ended December 31, 2009, 2010 and 2011 were NT$504.7 million, NT$749.5 million and NT$357.6 million, respectively.    The Company’s gross realized losses on the sale of marketable securities for the years ended December 31, 2009, 2010 and 2011 were NT$525.0 million, NT$146.2 million and NT$145.2 million, respectively.

As of December 31, 2010 and 2011, available-for-sale and held-to-maturity securities of the Company were as follows:

	December 31, 2010
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)

Available-for-sale securities
Corporate bonds	$14,859.9	$81.8	$(70.6)	$14,871.1
Agency bonds	8,038.7	9.7	(27.2)	8,021.2
Publicly traded stocks	4,622.3	528.0	(516.1)	4,634.2
Government bonds	2,006.7	10.7	(3.3)	2,014.1
Money market funds	376.2	-	-	376.2

Total	$29,903.8	$630.2	$(617.2)	$29,916.8

Held-to-maturity securities
Corporate bonds	$12,843.9	$182.7	$(25.3)	$13,001.3
Government bonds	455.5	0.8	-	456.3

Total	$13,299.4	$183.5	$(25.3)	$13,457.6

	December 31, 2011
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)

Available-for-sale securities
Publicly traded stocks	$4,723.7	$488.0	$(1,905.4)	$3,306.3
Money market funds	2.5	-	-	2.5

Total	$4,726.2	$488.0	$(1,905.4)	$3,308.8

Held-to-maturity securities
Corporate bonds	$8,614.6	$75.5	$(16.0)	$8,674.1
Government bonds	454.3	-	(0.3)	454.0

Total	$9,068.9	$75.5	$(16.3)	$9,128.1

The following table shows the fair value and gross unrealized losses of the marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that such securities have been in a continuous unrealized loss position as of December 31, 2011:

	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)

Available-for-sale securities
Publicly traded stocks	$2,686.3	$(1,905.4)	$-	$-	$2,686.3	$(1,905.4)

Held-to-maturity securities

Corporate bonds	$1,355.2	$(7.8)	$1,506.2	$(8.2)	$2,861.4	$(16.0)
Government bonds	454.0	(0.3)	-	-	454.0	(0.3)

Total	$1,809.2	$(8.1)	$1,506.2	$(8.2)	$3,315.4	$(16.3)

The gross unrealized losses related to bonds and publicly traded stock were due to fair value fluctuations. The Company presently does not intend to sell the above securities and believes that it is not more likely than not that the Company will be required to sell these securities that are in an unrealized loss position before recovery of the Company’s cost.

As of December 31, 2011, the amortized cost and fair value of the Company’s held-to-maturity investments in debt securities by contractual maturity were as follows:

	Cost	Fair Value
	NT$	NT$
	(In Millions)

Held-to-maturity securities
Due in one year or less	$3,825.7	$3,884.5
Due after one year through two years	5,243.2	5,243.6

Total	$9,068.9	$9,128.1

d.	Stock-based compensation plans

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

The fair values of the options granted under the TSMC 2002 Plan was not reasonably estimable using appropriate valuation methodologies because the terms of such plans included a provision for a reduction in the exercise price in the event TSMC issues additional common shares or issues ADSs at a price lower than the exercise price of a granted stock option. Accordingly, the expenses for the stock options granted under the TSMC 2002 Plan was determined using the variable accounting method. Under such method, the Company accounts for these stock options based on their intrinsic value, remeasured at each reporting date through the date of exercise or other settlement.

Please refer to Note 23 of the Consolidated Financial Statements for other general terms of TSMC’s and Xintec’s Employee Stock Option Plans, such as the maximum contractual term and the number of shares authorized for each stock option plan, as well as the supplemental information such as outstanding options as of December 31, 2011.

The weighted average remaining aggregate intrinsic value and contractual term of options under the foregoing plans as of December 31, 2011 were as follows:

	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
	NT$	(In Years)
	(In Millions)

TSMC:
Options outstanding	624.4	1.7
Options exercisable	624.4	1.7

Xintec:
Options outstanding	3.4	5.4
Options exercisable	3.3	5.4

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between TSMC’s stock closing price on the last trading date of the year ended December 31, 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011.

The number of options expected to vest for the years ended December 31, 2010 and 2011 was 1,061 thousand shares and nil, respectively.

Total intrinsic value of options exercised in the years ended December 31, 2010 and 2011 was NT$412.3 million and NT$313.5 million, respectively. Total fair value of options vested, net of taxes, during the years ended December 31, 2010 and 2011 was NT$69.2 million and NT$2.5 million, respectively.

As of December 31, 2011, all of the option plans were vested and the unrecognized compensation cost related to stock-based compensation plans was nil.

e.	Uncertainty in income taxes

On January 1, 2007, the Company adopted new guidance related to accounting for uncertainty in income taxes, which clarifies the accounting for uncertainty in income taxes by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This guidance also provides rules guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of this guidance, the Company did not recognize any cumulative effect adjustment impacting retained earnings as of the beginning of fiscal year 2007. As of December 31, 2010 and 2011, there was no material uncertain tax positions or unrecognized tax benefits identified by the Company. The Company does not expect there will be any significant change in this uncertain tax position or unrecognized tax benefits within 12 months of the reporting date.

f.	Settlement income

Settlement income of NT$1,464.9 million, NT$6,939.8 million and NT$947.3 million was recognized in the years ended December 31, 2009, 2010 and 2011, respectively, under the settlement agreement with Semiconductor Manufacturing International Corporation (SMIC). The dispute settlement is not a component of the activities that constitute the Company’s ongoing major or central operations and therefore is classified as non-operating income.

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

g.	Deconsolidation of GUC

Since July 2011, the Company ceased to have controlling interest in GUC and its subsidiaries due to the termination of a Shareholders’ Agreement; as a result, the Company no longer consolidates GUC. Under the deconsolidation accounting guidelines, the investor's opening investment is recorded at fair value as of the date of deconsolidation. The difference between this fair value of the investment and the net carrying value is recognized as a gain or loss in earnings. During the third quarter of 2011, the Company completed a valuation analysis to determine the initial fair value of its investment in GUC. In determining the fair value, as GUC is listed on TSE, the Company used the market approach by considering GUC’s market price and the Company’s shareholding in GUC upon deconsolidation.

Based on the results of the valuation, the Company determined that at the deconsolidation date the fair value of its investment in GUC was NT$5,369.2 million and recognized a non-cash gain of NT$ 4,304.1 million in non-operating income under U.S. GAAP for the year ended December 31, 2011.