Form 20-F
period 2012-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2013-04-02
CIK 1046179

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

As of December 31, 2012, 25,924,435,668 Common Shares, par value NT$10 each were outstanding.

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. Important factors that could cause those differences include, but are not limited to:

—	the volatility of the semiconductor and electronics industry;

—	overcapacity in the semiconductor industry;

—	the increased competition from other companies and our ability to retain and increase our market share;

—	our ability to develop new technologies successfully and remain a technological leader;

—	our ability to maintain control over expansion and facility modifications;

—	our ability to generate growth and profitability;

—	our ability to hire and retain qualified personnel;

—	our ability to acquire required equipment and supplies necessary to meet business needs;

—	our reliance on certain major customers;

—	the political stability of our local region; and

—	general local and global economic conditions.

Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the commercial production using 20-nanometer and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry as well as business acquisitions and financing plans. Please see “Item 3. Key Information — Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial and Operating Data

The selected income statement data, cash flow data and other financial data for the years ended December 31, 2010, 2011 and 2012, and the selected balance sheet data as of December 31, 2011 and 2012, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected income statement data, cash flow data and other financial data for the years ended December 31, 2008 and 2009 and the selected balance sheet data as of December 31, 2008, 2009 and 2010, set forth below, are derived from our audited consolidated financial statements not included herein. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted (“GAAP” or “R.O.C. GAAP”) in the Republic of China (“R.O.C.” or “Taiwan”), which differ in some material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) as further explained under note 33 to our consolidated financial statements.

	Year ended and as of December 31
	2008	2009	2010	2011	2012	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages, earnings per share and per ADS)
Income Statement Data:
R.O.C. GAAP
Net sales	333,158	295,742	419,538	427,081	506,249	17,427
Cost of sales	(191,408)	(166,413)	(212,484)	(232,938)	(262,629)	(9,041)
Gross profit before affiliates elimination	141,750	129,329	207,054	194,143	243,620	8,386
Unrealized gross profit from affiliates	—	—	—	(74)	(25)	(1)
Gross profit	141,750	129,329	207,054	194,069	243,595	8,385
Operating expenses	(37,315)	(37,367)	(47,879)	(52,512)	(62,538)	(2,152)
Income from operations	104,435	91,962	159,175	141,557	181,057	6,233
Non-operating income and gains	10,822	5,654	13,136	5,359	6,782	233
Non-operating expenses and losses	(3,785)	(2,153)	(2,041)	(1,768)	(6,285)	(216)
Income before income tax	111,472	95,463	170,270	145,148	181,554	6,250
Income tax expense	(10,949)	(5,997)	(7,988)	(10,695)	(15,590)	(537)
Net income	100,523	89,466	162,282	134,453	165,964	5,713
Net income attributable to minority interests	(590)	(248)	(677)	(252)	195	7
Net income attributable to shareholders of the parent	99,933	89,218	161,605	134,201	166,159	5,720
Basic earnings per share(1)	3.84	3.45	6.24	5.18	6.41	0.22
Diluted earnings per share(1)	3.81	3.44	6.23	5.18	6.41	0.22
Basic earnings per ADS equivalent(1)	19.19	17.27	31.19	25.89	32.05	1.10
Diluted earnings per ADS equivalent(1)	19.05	17.22	31.17	25.88	32.04	1.10
Basic weighted average shares outstanding(1)	26,039	25,836	25,906	25,914	25,921	25,921
Diluted weighted average shares outstanding(1)	26,234	25,912	25,920	25,925	25,928	25,928
U.S. GAAP
Net sales	334,340	296,109	419,988	427,488	506,745	17,444
Cost of sales	(203,734)	(167,122)	(212,771)	(232,989)	(262,717)	(9,044)
Gross profit before affiliates elimination	130,606	128,987	207,217	194,499	244,028	8,400
Unrealized gross profit from affiliates	—	—	—	(74)	(25)	(1)
Gross profit	130,606	128,987	207,217	194,425	244,003	8,399
Operating expenses	(44,424)	(37,627)	(48,434)	(52,405)	(63,046)	(2,170)
Income from operations	86,182	91,360	158,783	142,020	180,957	6,229
Income before income tax	91,884	94,253	170,088	149,238	181,081	6,233
Income tax expense	(10,062)	(4,960)	(5,768)	(12,135)	(22,426)	(772)

	Year ended and as of December 31
	2008	2009	2010	2011	2012	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages, earnings per share and per ADS)
Net income	81,822	89,293	164,320	137,103	158,655	5,461
Net income attributable to shareholders of the parent	81,473	89,102	163,639	136,873	158,850	5,468
Basic earnings per share(1)	3.15	3.45	6.32	5.28	6.13	0.21
Diluted earnings per share(1)	3.13	3.44	6.31	5.28	6.13	0.21
Basic earnings per ADS equivalent(1)	15.77	17.24	31.58	26.41	30.64	1.05
Diluted earnings per ADS equivalent(1)	15.66	17.19	31.57	26.40	30.63	1.05
Basic weighted average shares outstanding(1)	25,826	25,836	25,906	25,914	25,921	25,921
Diluted weighted average shares outstanding(1)	26,021	25,912	25,920	25,925	25,928	25,928
Balance Sheet Data:
R.O.C. GAAP
Working capital	195,812	180,671	138,328	108,253	109,853	3,782
Long-term investments	39,982	37,845	39,776	34,459	65,786	2,265
Properties	243,645	273,675	388,444	490,375	617,529	21,257
Goodwill	6,044	5,931	5,705	5,694	5,524	190
Total assets	558,917	594,696	718,929	774,265	955,035	32,876
Long-term bank borrowing	1,420	579	302	1,588	1,359	47
Long-term bonds payable	4,500	4,500	4,500	18,000	80,000	2,754
Guarantee deposits and other liabilities(2)	15,817	11,436	12,231	5,627	5,486	189
Total liabilities	78,544	95,648	140,224	142,221	229,281	7,893
Capital stock	256,254	259,027	259,101	259,162	259,245	8,924
Cash dividend on common shares	76,881	76,876	77,708	77,730	77,749	2,676
Shareholders’ equity attributable to shareholders of the parent	476,377	495,083	574,145	629,594	723,198	24,895
Minority interests in subsidiaries	3,996	3,965	4,560	2,450	2,556	88
U.S. GAAP
Goodwill	47,028	46,825	46,419	46,399	46,093	1,587
Total assets	599,484	635,275	759,266	818,774	999,076	34,392
Total liabilities	84,424	99,278	144,109	147,161	241,660	8,319
Capital Stock	256,254	259,027	259,101	259,162	259,245	8,924
Shareholders’ equity attributable to common shareholders of the parent	511,089	532,043	610,597	669,163	754,860	25,985
Noncontrolling interests in subsidiaries	3,971	3,954	4,560	2,450	2,556	88

	Year ended and as of December 31
	2008	2009	2010	2011	2012	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages and operating data)
Other Financial Data:
R.O.C. GAAP
Gross margin	42%	44%	49%	45%	48%	48%
Operating margin	31%	31%	38%	33%	36%	36%
Net margin	30%	30%	39%	31%	33%	33%
Capital expenditures	59,223	87,785	186,944	213,963	246,137	8,473
Depreciation and amortization	81,512	80,815	87,810	107,682	131,349	4,521
Cash provided by operating activities	221,494	159,966	229,476	247,587	289,064	9,951
Cash used in investing activities	(8,042)	(96,468)	(202,086)	(182,523)	(273,196)	(9,404)
Cash used in financing activities	(115,393)	(85,471)	(48,638)	(67,858)	(13,811)	(475)
Net cash inflow (outflow)	99,628	(23,338)	(23,389)	(4,415)	(61)	(2)
Operating Data:
Wafer (200mm equivalent) shipment(3)	8,467	7,737	11,860	12,549	14,044	14,044
Billing Utilization Rate(4)	88%	75%	101%	91%	91%	91%

(1)	Retroactively adjusted for stock dividends for earning year 2008.
(2)	Consists of other long-term payables, obligations under capital leases and total other liabilities.
(3)	In thousands.
(4)

“Billing Utilization Rate” is equal to annual wafer shipment divided by annual capacity. Capacity includes wafers committed by Vanguard and SSMC. Please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

Exchange Rates

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$”, “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. The translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars for periods through December 31, 2008 were made at the year-end noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the statistical release of the Federal Reserve Board. Unless otherwise noted, all translations for the year 2012 were made at the exchange rate as of December 31, 2012, which was NT$29.05 to US$1.00. On March 29, 2013, the exchange rate was NT$29.81 to US$1.00.

The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged.

	NT dollars per U.S. dollar
	Average(1)	High	Low	Period-End

2008	31.51	33.58	29.99	32.76
2009	32.96	35.21	31.95	31.95
2010	31.39	32.43	29.14	29.14
2011	29.42	30.67	28.50	30.27
2012	29.47	29.91	29.05	29.05
October 2012	29.24	29.31	29.15	29.20
November 2012	29.11	29.26	28.96	29.07
December 2012	29.04	29.10	29.00	29.05
January 2013	29.10	29.54	28.93	29.54
February 2013	29.63	29.73	29.52	29.67
March 2013 (through March 29, 2013)	29.74	29.88	29.63	29.81

(1)	Annual averages calculated from month-end rates and monthly averages calculated from daily closing rates.

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

In recent times, several major systemic economic and financial crises and natural disasters negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. These types of crises cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our goods and services. In addition, these crises may cause a number of indirect effects such as undermining the ability of our customers to remain competitive vis-à-vis the financial and economic challenges created by insolvent countries and companies still struggling to survive in the wake of these crises. For example, there could be in the future knock-on effects from these types of crises on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products; customer insolvencies; and counterparty failures negatively impacting our treasury operations. Any future systemic political, economic or financial crisis or catastrophic natural disaster (as well as the indirect effects flowing from these crises or disasters) could cause revenues for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial condition of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances could increase our operating expenses and therefore reduce our operating income and net income. Thus, any future global economic crisis or catastrophic natural disaster (and their indirect effects) could materially and adversely affect our results of operations.

Since we are dependent on the highly cyclical semiconductor and electronics industries, which have experienced significant and sometimes prolonged periods of downturns and overcapacity, our revenues, earnings and margins may fluctuate significantly.

The electronics industries and semiconductor market have historically been cyclical and subject to significant and often rapid increases and decreases in product demand. Our semiconductor foundry business is affected by market conditions in such highly cyclical electronics and semiconductor industries. Most of our customers operate in these industries. Variations in order levels from our customers result in volatility in our revenues and earnings. From time to time, the electronics and semiconductor industries have experienced significant and sometimes prolonged periods of downturns and overcapacity. Any systemic economic, political, or financial crisis, such as the one that occurred in 2008-2009, could create significant volatility and uncertainty within the electronics and semiconductor industries which may disrupt traditional notions of cyclicality within such industries. As such, the nature, extent and scope of such periods of downturns and overcapacity may vary drastically in accordance with the degree of volatility of market demand. Because we are, and will continue to be, dependent on the requirements of electronics and semiconductor companies for our services, periods of downturns and overcapacity in the general electronics and semiconductor industries lead to reduced demand for overall semiconductor foundry services, including our services. If we cannot take appropriate actions such as reducing our costs to sufficiently offset declines in demand, our revenues, margin and earnings will suffer during periods of downturns and overcapacity. Furthermore, due to the increasingly complex technological nature of our products and services and the ever uncertain global economic environment, we may need to provide higher accounting provisions on potential sales returns and allowances by our customers that may adversely affect the results of our operations.

Decreases in demand and average selling prices for products that contain semiconductors may adversely affect demand for our products and may result in a decrease in our revenues and earnings.

A vast majority of our sales revenue is derived from customers who use our services in communication devices, personal computers, consumer electronics products and industrial/standard products. Any decrease in the demand for any one of these products may decrease the demand for such other products as well as overall global semiconductor foundry services, including our services and may adversely affect our revenues. Further, because we own most of our manufacturing capacities, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins. In addition, the historical and current trend of declining average selling prices (or “ASP”) of end use applications places downward pressure on the prices of the components that go into such applications. If the ASP of end use applications continues decreasing, the pricing pressure on components produced by us may lead to a reduction of our revenues, margin and earnings.

In light of the rise of new foundry service providers worldwide, if we are unable to compete effectively in the highly competitive foundry segment of the semiconductor industry, we may lose customers and our profit margin and earnings may decrease.

The markets for our foundry services are highly competitive both in Taiwan and internationally. We compete with other foundry service providers, as well as integrated device manufacturers. Some of these companies may have access to more advanced technologies and greater financial and other resources than us, such as the possibility of receiving direct or indirect government bailout/economic stimulus funds or other incentives that may be unavailable to us. Our competition may, from time to time, also decide to undertake aggressive pricing initiatives in one or more technology nodes. Increases in these competitive activities may decrease our customer base, or our ASP, or both.

Over the past few years, we have seen the rise of certain firms with the capability of providing foundry services. These firms are committed to attract our customers. If we are unable to compete with these new competitors with better technologies and manufacturing capacity and capabilities, we risk losing customers to these new contenders.

If we are unable to remain a technological leader in the semiconductor industry or if we are unable to timely respond to fast-changing semiconductor market dynamics, we may become less competitive.

The semiconductor industry and its technologies are constantly changing. We compete by developing process technologies using increasingly advanced nodes and on manufacturing products with more functions. We also compete by developing new derivative technologies. If we do not anticipate these changes in technologies and rapidly develop new and innovative technologies, or our competitors unforeseeably gain sudden access to additional technologies, we may not be able to provide foundry services on competitive terms. In addition, our customers have significantly decreased the time in which their products or services are launched into the market. If we are unable to meet these shorter product time-to-market, we risk losing these customers. These challenges also place greater demands on our research and development capabilities. If we are unable to innovate new technologies that meet the demands of our customers, our revenues may decline significantly. Although we have concentrated on maintaining a competitive edge in research and development, if we fail to achieve advances in technologies or processes, or to obtain access to advanced technologies or processes developed by others, we may become less competitive.

If we are unable to manage our capacity and the streamlining of our production facilities effectively, our competitiveness may be weakened.

We perform regular long term market demand forecasts to estimate market and general economic conditions for our products and services. Based upon these estimates, we manage our overall capacity in accordance with market demand. Because market conditions may vary significantly and unexpectedly, our market demand forecast may change significantly at any time. Further, since certain manufacturing lines or tools in some of our manufacturing facilities may be suspended or shut down temporarily during periods of decreased demand, we may not be able to ramp up in a timely manner during periods of increased demand. During periods of continued decline in demand, our operating facilities may not be able to absorb and complete in a timely manner outstanding orders re-directed from shuttered facilities. Based on demand forecasts, we have been adding capacity to our 300mm wafer fabs in the Hsinchu Science Park, Southern Taiwan Science Park and Central Taiwan Science Park. Total monthly capacity for 300mm wafer fabs was increased from 244,600 wafers as of December 31, 2010 to 290,100 wafers as of December 31, 2011 and to 366,800 wafers as of December 31, 2012. Expansion and modification of our production facilities will, among other factors, increase our costs. For example, we will need to purchase additional equipment, train personnel to operate the new equipment or hire additional personnel. If we do not increase our net sales accordingly, in order to offset these higher costs, our financial performance may be adversely affected. See “Item 4. Information on the Company — Capacity Management and Technology Upgrade Plans” for a further discussion.

We may not be able to implement our planned growth or development if we are unable to obtain sufficient financial resources to meet our future capital requirements.

Capital requirements are difficult to plan in the highly dynamic, cyclical and rapidly changing semiconductor industry. From time to time and increasingly so for the foreseeable next few years, we will continue to need significant capital to fund our operations and manage our capacity in accordance with market demand. Our continued ability to obtain sufficient external financing is subject to a variety of uncertainties, including:

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

We may not be able to implement our planned growth and development or maintain our leading position if we are unable to recruit and retain qualified executives, managers and skilled technical and service personnel.

We depend on the continued services and contributions of our executive officers and skilled technical and other personnel. Our business could suffer if we lose, for whatever reasons, the services and contributions of some of these personnel and we cannot adequately replace them. We may be required to increase or reduce the number of employees in connection with any business expansion or contraction, in accordance with market demand for our products and services. Since there is intense competition for the recruitment of these personnel, we cannot ensure that we will be able to fulfill our personnel requirements in a timely manner during an economic upturn.

We may be unable to obtain in a timely manner and at a reasonable cost the equipment necessary for us to remain competitive.

Our operations and ongoing expansion plans depend on our ability to obtain an appropriate amount of equipment and related services from a limited number of suppliers in a market that is characterized from time to time by limited supply and long delivery cycles. During such times, supplier-specific or industry-wide lead times for delivery can be as long as six months or more. To better manage our supply chain, we have implemented various business models and risk management contingencies with suppliers to shorten the procurement lead time. We also provide our projected demand for various items to many of our equipment suppliers to help them plan their production in advance. We have purchased used tools and continue to seek opportunities to acquire relevant used tools. Further, the growing complexities especially in next-generation lithographic technologies may delay the timely availability of the equipments and parts needed to exploit time sensitive business opportunities and also increase the market price for such equipment and parts. If we are unable to obtain equipment in a timely manner to fulfill our customers’ orders, or at a reasonable cost, our financial condition and results of operations could be negatively impacted.

Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at reasonable prices.

Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals, and photoresist, on a timely basis. In the past, shortages in the supply of some materials, whether by specific vendors or by the semiconductor industry generally, have resulted in occasional industry-wide price adjustments and delivery delays. Also, since we procure some of our raw materials from sole-source suppliers, there is a risk that our need for such raw materials may not be met when needed or that back-up supplies may not be readily available. Our revenue and earnings could decline if we are unable to obtain adequate supplies of the necessary raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

If the Ministry of Economic Affairs uses a substantial portion of our production capacity, we will not be able to service our other customers.

According to our agreement with the Industrial Technology Research Institute of Taiwan, or ITRI, the Ministry of Economic Affairs of the R.O.C., or an entity designated by the Ministry of Economic Affairs, has an option to purchase up to 35% of certain of our capacity, if our outstanding commitments to our customers are not prejudiced. Although the Ministry of Economic Affairs has never exercised this option, if this option is exercised to any significant degree during tight market conditions, we may not be able to provide services to all of our other customers unless we are able to increase our capacity accordingly or outsource such increased demand in a timely manner.

Any inability to obtain, preserve and defend our technologies and intellectual property rights and third-party licenses could harm our competitive position.

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

We have received, from time-to-time, communications from third parties asserting that our technologies, manufacturing processes, the design of the integrated circuits made by us or the use by our customers of semiconductors made by us may infringe upon their patents or other intellectual property rights. Because of the nature of the industry, we may continue to receive such communications in the future. In some instances, these disputes have resulted in litigation. Recently, there has been a notable increase in the number of claims or lawsuits initiated by certain litigious, non-practicing entities and these non-practicing entities are also becoming more aggressive in their monetary demands and requests for court-issued injunctions. Such lawsuits or claims may increase our cost of doing business and may potentially be extremely disruptive if the plaintiffs succeed in blocking the trade of our products and services. If we fail to obtain or maintain certain government, technologies or intellectual property licenses and, if litigation relating to alleged intellectual property matters occurs, it could prevent us from manufacturing or selling particular products or applying particular technologies, which could reduce our opportunities to generate revenues. See “Item 8. Financial Information — Legal Proceedings” for a further discussion.

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

Under R.O.C. GAAP and U.S. GAAP, we are required to evaluate our investments, long-lived assets and intangible assets for impairment whenever triggering events or changes in circumstances indicate that the asset may be impaired. If certain criteria are met, we are required to record an impairment charge. We are also required under R.O.C. GAAP and U.S. GAAP to evaluate goodwill for impairment at least on an annual basis or more frequently whenever triggering events or changes in circumstances indicate that goodwill may be impaired and the carrying value may not be recoverable. For example, we hold certain investments in publicly listed companies, some of which have incurred certain impairment charges as discussed further in our financial statements.

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

Having one or more large customers that account for a significant percentage of our revenues may render us vulnerable to the loss of or significant curtailment of purchases by one or more large customers that could in turn adversely affect our results of operations.

Over the years, our customer profile and the nature of our customers’ business have changed dramatically. While we generate revenue from hundreds of customers worldwide, our ten largest customers accounted for approximately 54%, 56% and 59% of our net sales in 2010, 2011 and 2012, respectively. Our largest customer accounted for 9%, 14% and 17% of our net sales in 2010, 2011 and 2012, respectively. This customer concentration results in part from the changing dynamics of the electronics industry with the structural shift to mobile devices and applications and software that provide the content for such devices. There are only a limited number of customers who are successfully exploiting this new business model paradigm. Also, in order to respond to the new business model paradigm, we have seen the nature of our customers’ business model changes. For example, there is a growing trend toward the rise of system houses that operate in a manner which make their products and services more marketable in a changing consumer market. The loss of, or significant curtailment of purchases by, one or more of our top customers, including curtailments due to increased competitive pressures, industrial consolidation, a change in their designs, or change in their manufacturing sourcing policies or practices of these customers, or the timing of customer or distributor inventory adjustments, or change in our major customers’ business models may adversely affect our results of operations and financial condition.

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

We are required to comply with various R.O.C. and U.S. laws and regulations on internal controls. For example, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by management on our internal control over financial reporting, including management’s assessment of the effectiveness of our internal control over financial reporting. Moreover, R.O.C. law requires us to establish internal control systems that would reasonably ensure the effectiveness and efficiency of operations, reliability of financial reporting, and compliance with applicable laws and regulations. We are also required under R.O.C. law to file an internal control declaration within four months of the end of each fiscal year.

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

For example, even though the R.O.C. and the PRC have co-existed for the past 63 years and significant economic and cultural relations have been established during that time, the financial markets have viewed certain past developments in relations between the two sides as occasions to depress general market prices of the securities of Taiwanese companies, including our own. In addition, the R.O.C. government has not lifted some trade and investment restrictions imposed on Taiwanese companies on the amount and types of certain investments that can be made in Mainland China. In addition to the above factors, future expansions of our operations in Taiwan will likely be handicapped by the limited availability of commercial-use land, industrial-quantities of natural resources such as water (needed for our foundry processes) and experienced human resources.

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

Increasing climate change and environmental concerns could affect the results of our operations if any of our customers request that we exceed any standard(s) set for environmentally compliant products and services. For example, we have been working on an on-going basis with our suppliers, customers, and several industry consortia to develop and provide products that are compliant with the EU “RoHS” (European Union Restriction of Hazardous Substances) Directive. Even though we are entitled to rely on various exemptions under RoHS, some of our customers might request that we provide products that exceed the legal standard set by RoHS without using any of the exemptions still permitted under RoHS. If we are unable to offer such products or offer products that are compliant, but are not as reliable due to the lack of reasonably available alternative technologies or materials, we may lose market share to our competitors.

Further, energy costs in general could increase significantly due to climate change and other regulations. Therefore, our energy costs may increase significantly if utility or power companies pass on their costs, either fully or partially, such as those associated with carbon taxes, emission caps and carbon credit trading programs. For further details, please see details of our business continuity management of climate change policy in “Item 4. Information on the Company — Environmental Regulation”.

In order to mitigate risks resulting from climate change, we continue to actively carry out energy conservation measures, implement voluntary perfluorinated compounds (“PFCs”) emission reduction projects and conduct greenhouse gas inventories verification every year. Since 2005, we have publicly disclosed climate change information every year through participation in the annual survey conducted by the nonprofit carbon disclosure project, which includes greenhouse gas emission and reduction information for all of our fabs.

Adverse fluctuations in exchange rates could decrease our operating margin.

Over one-half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. In 2012, more than 90% of our sales were denominated in U.S. dollars and currencies other than NT dollars. Therefore, any significant fluctuation to our disadvantage in such exchange rates would have an adverse effect on our financial condition. For example, during the period from September 1, 2010 to December 30, 2010, the U.S. dollar depreciated 8.9% against the NT dollar, which had a negative impact on our results of operations. Specifically, based on our 2012 results, every 1% depreciation of the U.S. dollar against the NT dollar exchange rate may result in approximately 0.4 percentage point decrease in our operating margin. In addition, fluctuations in the exchange rate between the U.S. dollar and the NT dollar may affect the U.S. dollar value of our common shares and the market price of the ADSs and of any cash dividends paid in NT dollars on our common shares represented by ADSs. Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a further discussion on the possible impact of other market factors on our results of operations.

Fluctuations in inflationary and deflationary market expectations could negatively affect costs of and demand for our products and services, which may harm our financial results.

The world economy is becoming more vulnerable to sudden unexpected fluctuations in inflationary and deflationary market expectations and conditions. For example, certain structural changes that resulted from the global financial crisis in 2008-2009 and EU sovereign debt crises, such as highly accommodative monetary policies by major central banks worldwide, may cause variations in the expectation of inflation or deflation. Both high inflation and deflation adversely affect an economy, at both the macro and micro levels, by reducing economic efficiency, disrupting saving and investment decisions and reducing the efficiency of the market prices as a mechanism to allocate resources. Such fluctuations may negatively affect the costs of our operations and the business operations of our customers who may be forced to plan their purchases of our goods and services within an uncertain macro and micro economy. Therefore, the demand for our products and services could unexpectedly fluctuate severely in accordance with market and consumer expectations of inflation or deflation. Please see “Item 5. Operating and Financial Review and Prospects — Inflation & Deflation” for a further discussion.

Amendments to existing tax regulations or new tax legislation in the R.O.C. may have an adverse effect on our net income.

While we are subject to tax laws and regulations in various jurisdictions in which we operate or conduct business, our principal operations are conducted in the R.O.C. and we are exposed primarily to taxes levied by the government of the R.O.C. In August 2012, the R.O.C. government amended the alternative minimum tax, or AMT, rate for business entities from 10% to 12% effective from January 1, 2013. As a result of this change, and changes in the various tax credit incentives and exemptions available to us, we anticipate our effective tax rate for 2013 will be 14.0%, an increase from 8.7% in 2012, which is anticipated to negatively affect our net income in 2013. See “Item 5. Operating and Financial Review and Prospects — Taxation” for a further discussion of significant tax regulation changes.

If certain of our strategic investments fail to achieve their respective forecasted returns or objectives, we may suffer financial losses that may materially lower our profit margin and distributable earnings.

From time to time, we have made or will make a series of strategic investments that serve two major purposes. Firstly, some of our major strategic investments were (or will be) made to help us open new sources of revenues and innovate alternative business models that target to generate additional shareholders’ value going forward in the future. For example, in order to help us grow into next generation business areas, we have invested to develop potential businesses in solid state lighting, solar power and other renewable sources of energy. We believe these investments into these areas will generate new sources of revenues as the transition into consuming cleaner sources of power is generally expected gradually. For further information on these investments, please see “Item 3. Key Information — Our Subsidiaries and Affiliates”. Secondly, some of our significant strategic investments were (or will be) made to help us grow our existing business by augmenting key technology development. For example, to accelerate the development of next-generation lithographic technology, in August 2012, TSMC joined the ASML Holding N.V. Customer Co-Investment Program (along with other major technology firms). The program’s scope includes development of extreme ultraviolet (EUV) lithography technology and 450-millimeter (450mm) lithography tools. Under the agreement with ASML Holding N.V. (“ASML”), TSMC invested EUR838 million to acquire 5% of ASML’s equity and has committed EUR277 million to be spread over five years, to ASML’s research and development program. We are exposed to share price fluctuations arising from the investments in ASML, especially when our equity investment is subject to a lock-up period of 2.5 years. In the future, we may make more strategic investments in various forms, whether through stock purchases, assets purchases, licensing of major intellectual property rights, joint investments or research and development projects, outright mergers and acquisitions, private equity transactions or receiving investments from a consortium of large institutional, public or private investors, etc. Any such investment will incur risks, which may result in losses if not carefully managed. Any such loss resulting from such investments may result in significant impairment charges, lower profit margin and ultimately lower distributable earnings.

Our historical financial statements were prepared in conformity with R.O.C. GAAP and starting from January 1, 2013, under IFRSs; our 2012 consolidated financial statements that will be prepared as a comparative period for our 2013 IFRS financial statements may be materially different from the accompanied 2012 consolidated financial statements under R.O.C. GAAP.

Starting in 2013, our financial statements will be prepared in accordance with International Financial Reporting Standards, International Accounting Standards, and relevant Interpretations (collectively, “IFRSs”) as issued by International Accounting Standards Board (“IASB”) and IFRSs as endorsed for use in R.O.C. Since the transition date to IFRSs was January 1, 2012, our 2012 consolidated financial statements that will be prepared as a comparative period for our 2013 IFRS financial statements may be materially different from the accompanied 2012 consolidated financial statements under R.O.C. GAAP.

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

One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund of Taiwan, R.O.C. which owned 6.4% of TSMC’s outstanding shares as of February 28, 2013, has sold our shares in the form of ADSs in several transactions during the period between 1997 and 2005.

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

The Taiwan Stock Exchange experiences from time to time substantial fluctuations in the prices and volumes of sales of listed securities. There are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In response to past declines and volatility in the securities markets in Taiwan, and in line with similar activities by other countries in Asia, the government of the R.O.C. formed the Stabilization Fund, which has purchased and may from time to time purchase shares of Taiwan companies to support these markets. In addition, other funds associated with the R.O.C. government have in the past purchased, and may from time to time purchase, shares of Taiwan companies on the Taiwan Stock Exchange or other markets. These funds have disposed and may from time to time dispose shares of Taiwan companies so purchased at a later time. In the future, market activity by government entities, or the perception that such activity is taking place, may take place or has ceased, may cause fluctuations in the market prices of our ADSs and common shares.

ITEM 4.	INFORMATION ON THE COMPANY

Our History and Structure

We believe we are currently the world’s largest dedicated foundry in the semiconductor industry. We were founded in 1987 as a joint venture among the R.O.C. government and other private investors and were incorporated in the R.O.C. on February 21, 1987. Our common shares have been listed on the Taiwan Stock Exchange since September 5, 1994, and our ADSs have been listed on the New York Stock Exchange since October 8, 1997.

Our Principal Office

Our principal executive office is located at No. 8, Li-Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. Our telephone number at that office is (886-3) 563-6688. Our web site is www.tsmc.com. Information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

Business Overview of the Company

As a foundry, we manufacture semiconductors using our manufacturing processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of wafer fabrication processes, including processes to manufacture CMOS logic, mixed-signal, radio frequency, embedded memory, BiCMOS mixed-signal and other semiconductors. We estimate that our revenue market segment share among total foundries worldwide was 45% in 2012. We also offer design, mask making, bumping, probing, assembly and testing services.

We believe that our large capacity, particularly for advanced technologies, is a major competitive advantage. Please see “— Manufacturing Capacity and Technology” and “— Capacity Management and Technology Upgrade Plans” for a further discussion of our capacity.

We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor and system companies such as Advanced Micro Devices, Inc., Altera Corporation, Broadcom Corporation, Marvell Semiconductor Inc., MediaTek Inc., NVIDIA Corporation, OmniVision Technologies and Qualcomm Incorporated, to integrated device manufacturers such as LSI Corporation, STMicroelectronics and Texas Instruments Inc. Fabless semiconductor and system companies accounted for approximately 85%, and integrated device manufacturers accounted for approximately 15% of our net sales in 2012.

Our Semiconductor Facilities

We currently operate one 150mm wafer fab, six 200mm wafer fabs and three 300mm wafer fabs. Our corporate headquarters and five of our fabs are located in the Hsinchu Science Park, two fabs are located in the Southern Taiwan Science Park, one fab is located in the Central Taiwan Science Park, one fab is located in the United States, and one fab is located in Shanghai. Our corporate headquarters and our five fabs in Hsinchu occupy parcels of land of a total of approximately 555,304 square meters. We lease these parcels from the Hsinchu Science Park Administration in Hsinchu under agreements that will be up for renewal between May 2013 and December 2029. We have leased from the Central Taiwan Science Park Administration a parcel of land of approximately 184,408 square meters for our Taichung fabs under agreements that will be up for renewal in December 2028. We have leased from the Southern Taiwan Science Park Development Office approximately 764,158 square meters of land for our fabs in the Southern Taiwan Science Park under agreements that will be up for renewal between July 2017 and January 2032. WaferTech owns a parcel of land of approximately 1,052,186 square meters in the State of Washington in the United States, where the WaferTech fab and related offices are located. TSMC China owns the land use rights of 369,087 square meters of land in Shanghai, where Fab 10 and related offices are located. Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs. We are expanding our 300mm fabrication capacity and research and development through Fab 12 in the Hsinchu Science Park, Fab 14 in the Southern Taiwan Science Park and Fab 15 in the Central Taiwan Science Park. Total monthly capacity for 300mm wafer fabs was increased from 244,600 wafers as of December 31, 2010 to 290,100 wafers as of December 31, 2011 and to 366,800 wafers as of December 31, 2012. We will continuously evaluate our capacity in light of prevailing market conditions.

Semiconductor Manufacturing Capacity and Technology

We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers or third party designers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net sales of advanced semiconductors with a resolution of 65-nanometer and below, and are one of the leaders in the semiconductor manufacturing industry generally. We are the first semiconductor foundry with proven low-k interconnect technology in commercial production from the 0.13 micron node down to 28-nanometer node. Following our commercial production based on 65-nanometer process technology in 2006, we also unveiled 55-nanometer process technology in 2007. Our 65-nanometer and 55-nanometer technologies are the third-generation proprietary processes that employ low-k dielectrics. In 2008, we also qualified our 45-nanometer and 40-nanometer process technologies with ultra low-k dielectrics and advanced immersion lithography. In the fourth quarter of 2011, we have begun volume production of 28-nanometer products with first-generation high-k/metal gate transistor. In 2012, we continued 20-nanometer technology development to provide migration path from 28-nanometer for both performance driven products and mobile computing applications.

The following table lists our fabs and those of our affiliates, together with the year of commencement of commercial production, technology and capacity during the last five years:

Fab(1)	Year of commencement	Current most advanced technology for volume production(2)	Monthly capacity(3)(4)
			2008	2009	2010	2011	2012
2	1990	450	51,609	53,649	48,244	48,244	48,412
3	1995	150	92,400	95,377	100,957	102,173	103,023
5	1997	150	54,200	48,600	47,500	42,740	49,849
6	2000	110	95,100	96,800	94,997	96,282	100,440
8	1998	110	91,600	85,750	85,753	85,737	89,587
10	2004	150	43,000	45,500	49,600	77,500	80,300
11	1998	150	35,500	36,565	36,300	36,500	37,500
12	2001	28	167,910	199,283	238,927	265,419	289,747
14	2004	40	179,258	186,443	311,447	387,206	418,862
15	2012	28	-	-	-	-	116,782
SSMC(5)	2000	150	24,600	22,010	23,146	21,907	21,907

Total			835,177	869,977	1,036,871	1,163,708	1,356,409

(1)

Fab 2 produces 150mm wafers. Fabs 3, 5, 6, 8, 10, Fab 11 (WaferTech) and SSMC produce 200mm wafers. Fab 12, Fab 14, and Fab 15 produce 300mm wafers. Fabs 2, 3, 5, 8 and 12 are located in Hsinchu Science Park. Fab 6 and Fab 14 are located in the Southern Taiwan Science Park. Fab15 is located in Central Taiwan Science Park. WaferTech is located in the United States, SSMC is located in Singapore and Fab 10 is located in Shanghai.

(2)	In nanometers, as of year-end.
(3)	Estimated capacity in 200mm equivalent wafers as of year-end for the total technology range available for production.
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

(5)

Represents that portion of the total capacity that we had the option to utilize as of December 31, 2008, December 31, 2009, December 31, 2010, December 31, 2011 and December 31, 2012. This fab commenced production in September 2000.

As of December 31, 2012, our monthly capacity (in 200mm equivalent wafers) was 1,356,409 wafers, compared to 1,163,708 wafers at the end of 2011. This increase was primarily due to the expansion of our 28-nanometer advanced technology. Our semiconductor manufacturing facilities require substantial investment to construct and are largely fixed-cost assets once they are in operation. Because we own most of our manufacturing capacity, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins.

Capacity Management and Technology Upgrade Plans

We regularly perform long term market demand forecasts to estimate market and general economic conditions for our products and services. Based upon these estimates, we manage our overall capacity in accordance with market demand. For example, such planning enables us to match significant customer demands for our services with the corresponding capacity increase needed to fulfill such demands. But since market conditions may vary significantly and unexpectedly, our market demand forecast may change significantly at any time. Based on current demand forecasts, we intend to maintain our strategy of expanding manufacturing capacity and improving manufacturing process technologies to meet both the fabrication and the technological needs of our customers.

Our capital expenditures in 2010, 2011 and 2012 were NT$186,944 million, NT$213,963 million and NT$246,137 million (US$8,322 million, translated from a weighted average exchange rate of NT$29.577 to US$1.00), respectively. Our capital expenditures in 2013 are expected to be approximately US$9 billion, which, depending on market conditions, may be adjusted later. Prior to 2012, our capital expenditures were funded by our operating cash flow. Starting 2012, our capital expenditures were partially funded by the issuance of corporate bonds. The capital expenditures for 2013 are also expected to be funded in similar ways as in 2012. In 2013, we anticipate our capital expenditures to focus primarily on the following:

—	adding production capacity to our 300mm wafer fabs;

—	developing new process technologies in 20-nanometer, and 16-nanometer nodes;

—	expanding buildings/facilities for Fab 12, Fab 14 and Fab 15;

—	other research and development projects;

—	capacity expansion for mask and backend operations; and

—	solar and solid state lighting businesses.

These investment plans are still preliminary and may change per market conditions.

Markets and Customers

The primary customers of our foundry services are fabless semiconductor companies/systems companies and integrated device manufacturers. The following table presents the breakdown of net sales by type of customers during the last three years:

	Year ended December 31
	2010		2011		2012
Customer Type	Net Sales	Percentage	Net Sales	Percentage	Net Sales	Percentage
	(in millions, except percentages)
Fabless semiconductor companies/systems companies	NT$331,264	78.9%	NT$346,615	81.2%	NT$432,090	85.4%
Integrated device manufacturers	88,054	21.0%	80,431	18.8%	74,007	14.6%
Others	220	0.1%	35	0.0%	152	0.0%

Total	NT$419,538	100.0%	NT$427,081	100.0%	NT$506,249	100.0%

We categorize our net sales based on the country in which the customer is headquartered, which may be different from the net sales for the countries to which we actually sell or ship our products or different from where products are actually ordered. Under this approach, the following table presents a regional geographic breakdown of our net sales during the last three years:

	Year ended December 31
	2010		2011		2012
Region	Net Sales	Percentage	Net Sales	Percentage	Net Sales	Percentage
	(in millions, except percentages)
North America	NT$282,498	67.3%	NT$294,858	69.0%	NT$345,474	68.2%
Asia Pacific	60,796	14.5%	59,618	14.0%	72,889	14.4%
Europe	44,360	10.6%	39,440	9.2%	46,430	9.2%
China	13,345	3.2%	16,072	3.8%	24,674	4.9%
Japan	18,539	4.4%	17,093	4.0%	16,782	3.3%

Total	NT$419,538	100.0%	NT$427,081	100.0%	NT$506,249	100.0%

We provide worldwide customer support. Our office in Hsinchu and wholly-owned subsidiaries in the United States, Canada, Japan, Mainland China, the Netherlands, South Korea and India are dedicated to serving our customers worldwide. Foundry services, which are both technologically and logistically intensive, involve frequent and in-depth interaction with customers. We believe that the most effective means of providing foundry services is by developing direct and close relationships with our customers. Our customer service and technical support managers work closely with the sales force to offer integrated services to customers. To facilitate customer interaction and information access on a real-time basis, a suite of web-based applications have also been offered to provide more active interactions with customers in design, engineering and logistics.

Purchase Orders by Customers. Because of the fast-changing technology and functionality in semiconductor design, foundry customers generally do not place purchase orders far in advance to manufacture a particular type of product. However, we engage in discussions with customers regarding their expected manufacturing requirements in advance of the placement of purchase orders.

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

Fabrication Processes. We manufacture semiconductors using the complementary metal oxide silicon, CMOS and BiCMOS processes. The CMOS process is currently the dominant semiconductor manufacturing process. The BiCMOS process combines the high speed of the bipolar circuitry and the low power consumption and high density of the CMOS circuitry. We use the CMOS process to manufacture logic semiconductors, mixed-signal/radio frequency (“RF”) semiconductors, which combine analog and digital circuitry in a single semiconductor, micro-electro-mechanical-system (“MEMS”), which combines micrometer featured mechanical parts, analog and digital circuitry in a single semiconductor, and embedded memory semiconductors, which combine logic and memory in a single semiconductor. The BiCMOS process is used to make high-end mixed-signal and other types of semiconductors.

Types of Semiconductors We Manufacture. We manufacture different types of semiconductors with different specific functions by changing the number and the combinations of conducting, insulating and semiconducting layers and by defining different patterns in which such layers are applied on the wafer. At any given point in time, there are thousands of different products in various stages of fabrication at our fabs. We believe that the keys to maintaining high production quality and utilization rates are our effective management and control of the manufacturing process technologies which comes from our extensive experience as the longest existing dedicated foundry and our dedication to quality control and process improvements.

The following is a general, non-exhaustive description of the key types of semiconductors that we currently manufacture. Depending on future market conditions, we may provide other services or manufacture other types of products that may be additive to or differ significantly from the following:

Logic Semiconductors. Logic semiconductors process digital data to control the operation of electronic systems. The largest segment of the logic market, standard logic devices, includes microprocessors, application processors, microcontrollers, digital signal processors (“DSP”), graphic chips and chipsets.

Mixed-Signal/RF Semiconductors. Analog/digital semiconductors combine analog and digital devices on a single semiconductor to process both analog and digital data. We make mixed-signal/RF semiconductors using both the CMOS and BiCMOS processes. We currently offer CMOS mixed-signal process down to the 28-nanometer technology for manufacturing mixed-signal/RF semiconductors. The primary uses of mixed-signal/RF semiconductors are in hard disk drives, wireless communications equipment and network communications equipment, with those made with the BiCMOS process occupying the higher end of the mixed-signal/RF market.

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

The table below presents a breakdown of our net sales during the last three years by each semiconductor type:

	Year ended December 31
	2010		2011		2012
Semiconductor Type	Net Sales	Percentage	Net Sales	Percentage	Net Sales	Percentage
	(in millions, except percentages)
CMOS
Logic	NT$300,405	71.6%	NT$297,775	69.7%	NT$352,139	69.5%
Mixed-Signal(1)	112,715	26.9%	124,469	29.1%	150,905	29.8%
BiCMOS(2)	3,548	0.8%	2,769	0.7%	1,924	0.4%
Others(3)	2,870	0.7%	2,068	0.5%	1,281	0.3%

Total	NT$419,538	100.0%	NT$427,081	100.0%	NT$506,249	100.0%

(1)	Mixed-signal semiconductors made with the CMOS process.
(2)	Mixed-signal and other semiconductors made with the BiCMOS process.
(3)	The net sales of memory semiconductors in 2010 and 2011 have been reclassified to Others.

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

For years, we and our alliance partners have spent considerable effort, time and resources to build our technology platforms. We unveiled an open innovation platform (“OIP”) initiative in 2008 to further enhance our technologies offerings. More OIP deliverables were introduced in 2012. In the design methodology area, we announced the release of 20-nanometer and CoWoSTM Reference Flows, 20-nanometer Custom Design Reference Flow, and the fourth release of the Radio Frequency Reference Design Kit (RF RDK).

Multi-project Wafers Program (“CyberShuttle”). To help our customers reduce costs, we offer a dedicated multi-project wafer processing service that allows us to provide multiple customers with circuits produced with the same mask. This program reduces mask costs by a very significant amount, resulting in accelerated time-to-market for our customers. We have extended this program to all of our customers and library and IP partners using our broad selection of process technologies, ranging from the latest 20-, 28-, 40-, 45-, 55- and 65-nanometer processes to 0.18-, 0.25-, 0.35-, and 0.5-micron. This extension offers a routinely scheduled multi-project wafer run to customers on a shared-cost basis for prototyping and verification.

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

Customer Service

We believe that our dedication to customer service has been an indispensable factor in attracting new customers, helping to ensure the satisfaction of existing customers, and building a mutually beneficial relationship with our customers. The key elements are our:

—	customer-oriented culture through multi-level interaction with customers;

—	ability to deliver wafers of consistent quality, competitive ramp-up speed and fast yield improvement;

—	responsiveness to customer’s issues and requirements, such as engineering change orders and special wafer handling;

—	flexibility in manufacturing processes, supported by our competitive technical capability and production planning;

—	dedication to help reduce customer costs through collaboration and services, such as our multi-project wafer program, which combines multiple designs on a single mask set for cost-saving; and

—	availability of our online service which provides real-time necessary information in design, engineering, and logistics to ensure seamless services to our customers throughout product life cycle.

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

Research and Development

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the introduction of new technologies to meet customers’ demands and in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and to maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$29,707 million, NT$33,830 million and NT$40,402 million (US$1,391 million) in 2010, 2011 and 2012, respectively, on research and development, which represented 7.1%, 7.9% and 8.0% of our net sales for these periods. We plan to continue to invest significant amounts on research and development in 2013, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have allowed us to provide our customers access to certain advanced process technologies, such as 65-nanometer, 55-nanometer, 45-nanometer, 40-nanometer and 28-nanometer technology for volume production, prior to the implementation of those advanced process technologies by many integrated device manufacturers and our competitors. In addition, we expect to advance our process technologies further down to 20/16-nanometer and below in the coming years to maintain our technology leadership. We will also continue to invest in research and development for our mainstream technologies offerings to provide function-rich process capabilities to our customers. Our research and development efforts are divided into centralized research and development activities and research and development activities undertaken by each of our fabs. Our centralized research and development activities are principally directed toward developing new Logic, system-on-chip (“SOC”), derivatives and package/system-in-package (“SIP”) technologies, and cost-effective 3D IC Chip on Wafer on Substrate (“CoWoS”) solutions. Fab-related research and development activities mostly focus on upgrading the manufacturing process technologies.

In continuing to advance our process technologies, we intend to rely primarily on our internal engineering capability and know-how and our research and development efforts, including collaboration with our customers, equipment vendors and research and development consortia.

We also continuously create in-house inventions and know-how. Since our inception, every year we apply for and are issued a substantial number of United States and other patents, the majority of which are semiconductor-related.

Equipment

The quality and technology of the equipment used in the semiconductor manufacturing process are important in that they effectively define the limits of our process technologies. Advances in process technologies cannot be brought about without commensurate advances in equipment technology. To accelerate the development of next-generation lithographic technology, in August 2012 TSMC joined the ASML Holding N.V. Customer Co-Investment Program. The program’s scope includes development of extreme ultraviolet (EUV) lithography technology and 450-millimeter (450mm) lithography tools. Under the agreement with ASML, TSMC made an investment of EUR838 million to acquire 5% of ASML’s equity, and has committed EUR277 million, to be spread over five years, to ASML’s research and development program.

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

Raw Materials

Our manufacturing processes use many raw materials, primarily silicon wafers, chemicals, gases and various types of precious metals. Raw materials costs constituted 13.0%, 12.6% and 13.6% of our net sales in 2010, 2011 and 2012, respectively. Although most of our raw materials are available from multiple suppliers, some materials are purchased through sole-sourced vendors. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material so that a quality or delivery problem with any one vendor will not adversely affect our operations. The quality and delivery performance of each vendor is evaluated quarterly and quantity allocations are adjusted for subsequent periods based on the evaluation.

The most important raw material used in our production is silicon wafers, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Shin-Etsu Handotai and SUMCO Corporation of Japan, MEMC Electronic Materials, Inc. of the United States, Siltronic AG of Germany and Formosa Sumco Technology Corporation of Taiwan. Together they supplied approximately 96.8%, 96.0% and 94.2% of our total wafer needs in 2010, 2011 and 2012, respectively. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of 150mm, 200mm and 300mm wafers. Please see “Item 3. Key Information - Risk Factors - Risks Relating to Our Business” for a discussion of the risk related to raw materials. In order to secure a reliable and flexible supply of high quality wafers, we have entered into long-term agreements and intend to continue to develop strategic relationships with major wafer vendors to cover our anticipated wafer needs for future years. Also, we have established a special cross-function taskforce comprised of individuals from our fab operations, materials management, risk management and quality system management divisions to reduce our supply chain risks. This taskforce works with our primary suppliers to develop their business continuity plans, qualify their dual-plant materials, prepare safety inventories, improve the quality of their products and manage the supply chain risk of their suppliers.

Competition

We compete internationally and domestically with foundry service providers, as well as with integrated device manufacturers that devote a significant or exclusive portion of their manufacturing capacity to foundry operations. We compete primarily on the basis of process technologies, manufacturing excellence and customer trust. The level of competition differs according to the process technologies involved. For example, in more mature technologies, the competition tends to be more intense. Some companies compete with us in selected geographic regions or application end markets. In recent years, substantial investments have been made by others to establish new foundries worldwide.

Environmental Regulations

The semiconductor production process generates gaseous chemical wastes, liquid wastes, wastewater and other industrial wastes in various stages of the manufacturing process. We have installed in our fabs various types of pollution control equipment for the treatment of gaseous chemical wastes and wastewater and equipment for the recycling of treated water. Operations at our fabs are subject to regulation and periodic monitoring by the R.O.C. Environmental Protection Administration, the U.S. Environmental Protection Agency and the State Environmental Protection Administration of mainland China, and local environmental protection authorities, including the various science park administrations in the R.O.C., the Washington State Department of Ecology and the Shanghai Environmental Protection Bureau.

We have adopted pollution control measures that are expected to result in the effective maintenance of environmental protection standards consistent with the practice of the semiconductor industry in Taiwan, the U.S. and mainland China. We conduct environmental audits at least once annually to ensure that we are in compliance in all material respects with, and we believe that we are in compliance in all material respects with, applicable environmental laws and regulations. An ESH (environmental, safety and health) team operates at the corporate level that is responsible for policy establishment and enforcement, coordination with ESH teams located at each manufacturing facility and for coordinating and interacting with government agencies worldwide.

Electricity and Water

We use electricity supplied by the Taiwan Power Company in our manufacturing process. Businesses in the Hsinchu Science Park, Southern Taiwan Science Park and Central Taiwan Science Park, such as ours, enjoy preferential electricity supply. We have sometimes suffered power outages caused by difficulties encountered by the Taiwan Power Company, which have led to interruptions in our production schedule. The semiconductor manufacturing process also uses extensive amounts of fresh water. Due to the growth of the semiconductor manufacturers in the Hsinchu Science Park, Southern Taiwan Science Park and Central Taiwan Science Park, and the droughts that Taiwan experiences from time to time, there is concern regarding future availability of sufficient fresh water and the potential impact that insufficient water supplies may have on our semiconductor production. To help address these potential shortages, we have adopted state-of-the-art natural resources conservation methodologies.

Risk Management

We employ an enterprise risk management system to integrate the prevention and control of risk that we or our subsidiaries may face. We have also prepared emergency plans to respond to natural disasters and other disruptive events that could interrupt the operation of our business. These emergency plans have been developed in order to prevent or minimize the loss of personnel or damage to our facilities, equipment and machinery caused by natural disasters and other disruptive events. We also maintain insurance with respect to our facilities, equipment and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks, including fire, typhoons, earthquakes and other risks generally up to the respective policy limits for their replacement values and lost profits due to business interruption. In addition, we have insurance policies covering losses with respect to the construction of all our fabs. Equipment and inventories in transit are also insured. No assurance can be given, however, that insurance will fully cover any losses and our emergency response plans will be effective in preventing or minimizing losses in the future. To further help mitigate our major operational and financial risks, our ERM (enterprise risk management) group reports regularly to our Audit Committee composed of independent board directors.

For further information, please see detailed risk factors related to the impact of climate change regulations and international accords, and business trends on our operations in “Item 3. Key Information - Risk Factors - Risks Relating to Our Business”.

Our Subsidiaries and Affiliates

Vanguard International Semiconductor Corporation (“VIS”). In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established Vanguard, then an integrated dynamic random access memory (“DRAM”) manufacturer. Vanguard commenced volume commercial production in 1995 and listed its shares on the GreTai Securities Market in March 1998. In 2004, Vanguard completely terminated its DRAM production and became a pure foundry company. As of February 28, 2013, we owned approximately 40.4% of the equity interest in Vanguard. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

WaferTech in the United States. In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a US$1.2 billion foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. As of February 28, 2013, we owned 100% of the equity interest in WaferTech.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Philips and EDB Investment Pte. Ltd. to found a joint venture, SSMC, and build a fab in Singapore. The SSMC fab commenced production in December 2000. As of February 28, 2013, we owned approximately 38.8% of the equity interest in SSMC. Please see “Item 7 Major Shareholders and Related Party Transactions” for a further discussion.

Global Unichip Corporation (“GUC”). In January 2003, we acquired a 52.0% equity interest in GUC, a System-on-Chip (SoC) design service company that provides large scale SOC implementation services. GUC has been listed on Taiwan Stock Exchange since November 3, 2006. Since July 2011, we are no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, we no longer consolidate GUC and its subsidiaries in our financial statements. As of February 28, 2013, we owned approximately 34.8% of the equity interest in GUC.

TSMC China. In August 2003, we established TSMC China (of which the manufacturing entity is Fab 10), a wholly-owned subsidiary primarily engaged in the manufacturing and selling of integrated circuits. TSMC China commenced production in late 2004.

VisEra Technologies Company, Ltd. (“VisEra”). In October 2003, we and OmniVision Technologies Inc., entered into a shareholders’ agreement to form VisEra Technologies Company, Ltd., a joint venture in Taiwan, for the purpose of providing back-end manufacturing service. As of February 28, 2013, we owned approximately 42.7% of the equity interest in VisEra Technologies Company Ltd. Please see “Item 7. Major Shareholders and Related Party Transactions for a further discussion.”

Xintec, Inc. (“Xintec”). In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our complementary metal oxide silicon (“CMOS”) image sensor manufacturing business. As of February 28, 2013, we owned approximately 40.2% combined equity interest in Xintec.

Mcube Inc. (“Mcube”). In September 2009, we acquired preferred and common equity interest in Mcube, a U.S. company engaged in the business of MEMS (“Micro Electro Mechanical Systems”) applications. As of February 28, 2013, we owned approximately 24.7% of the equity interest in Mcube.

Motech Industries, Inc. (“Motech”). In February 2010, we acquired a 20.0% equity interest in Motech, a Taiwan solar cell manufacturer. Motech has been a publicly traded company on Taiwan’s GreTai Security Market since May 2003. In August 2011, we transferred our 20.0% equity interest in Motech to TSMC Solar Ltd.

TSMC Solar Ltd. (“TSMC Solar”). We transferred our solar businesses into our subsidiary, TSMC Solar, in August 2011. TSMC Solar is engaged in research, development, design, manufacture and sales of technologies and products related to renewable energy and energy saving. As of February 28, 2013, we owned approximately 98.6% of the equity interest in TSMC Solar.

TSMC Solid State Lighting Ltd. (“TSMC SSL”). We transferred our solid state lighting businesses into our subsidiary, TSMC SSL, in August 2011. TSMC SSL is engaged in research, development, design, manufacture and sales of solid state lighting devices and related application products and systems. As of February 28, 2013, we owned approximately 95.0% of the equity interest in TSMC SSL.

ITEM 4A.            UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEWS AND PROSPECTS

Overview

We manufacture a variety of semiconductors based on designs provided by our customers. Our business model is commonly called a “dedicated semiconductor foundry.” The foundry segment of the semiconductor industry as a whole experienced rapid growth over the last 26 years since our inception. As the leader of the foundry segment of the semiconductor industry, our net sales and net income were NT$419,538 million and NT$161,605 million in 2010, NT$427,081 million and NT$134,201 million in 2011, and NT$506,249 million (US$17,427 million) and NT$166,159 million (US$5,720 million) in 2012, respectively. The sales in 2011 increased slightly by 1.8% from 2010, mainly due to growth in customer demand and more favorable product mix, partially offset by the effect of U.S. dollar depreciation. Our sales in 2012 increased by 18.5% from 2011, mainly due to continuous growth in customer demand and increase in sales of our 28-nanometer products, which commanded a higher selling price.

The principal source of our revenue is wafer fabrication, which accounted for approximately 91% of our net sales in 2012. The rest of our net sales were derived from design, mask making, and testing and assembly services. Factors that significantly impact our revenue include:

—	the worldwide demand and capacity supply for semiconductor products;

—	pricing;

—	capacity utilization;

—	availability of raw materials and supplies;

—	technology migration; and

—	fluctuation in foreign currency exchange rate.

Though equally important, three of the above factors are discussed as follows:

Pricing. We establish pricing levels for specific periods of time with our customers, usually subject to adjustment during the course of that period to take into account market developments and other factors. Not all prices are subject to such adjustments though. We believe that our large capacity, flexible manufacturing capabilities, focus on customer service and ability to deliver high yields in a timely manner have contributed to our ability to obtain premium pricing for our wafer production.

Production Capacity. We currently own and operate our semiconductor manufacturing facilities, the aggregate production capacity for which had been expanded from 1,036,871 200mm equivalent wafers per month as of the end of 2010 to 1,163,708 200mm equivalent wafers per month as of the end of 2011 and 1,356,409 200mm equivalent wafers per month as of the end of 2012.

Technology Migration.

Our operations utilize a variety of process technologies, ranging from mainstream process technologies of 0.5 micron or above circuit resolutions to advanced process technologies of 28-nanometer circuit resolutions. The table below presents a breakdown of wafer sales by circuit resolution during the last three years:

	Year ended December 31
	2010	2011	2012
Resolution	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)
28-nanometer	-	1%	12%
40/45-nanometer	17%	26%	27%
65-nanometer	29%	29%	23%
90-nanometer	14%	9%	9%
0.11/0.13 micron	12%	8%	6%
0.15 micron	4%	6%	4%
0.18 micron	13%	12%	11%
0.25 micron	4%	4%	4%
0.35 micron	4%	3%	2%
≥0.5 micron	3%	2%	2%
Total	100%	100%	100%

(1)

Percentages represent wafer revenue by technology as a percentage of total revenue from wafer sales, which exclude revenue associated with design, mask making, probing, and testing and assembly services. Total wafer revenue excludes sales returns and allowances.

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

As of December 31, 2010, 2011 and 2012, the amount recorded as sales returns and allowances in the accompanying consolidated statements of income was NT$12,093 million, NT$3,410 million and NT$7,187 million (US$247 million), respectively, representing 2.8%, 0.8% and 1.4% of our gross sales for the years ended December 31, 2010, 2011 and 2012. The decline in discount percentages for 2011 from 2010 reflected lower level of sales incentives and product related issues. The discount percentage returned to 1.4% in 2012 with stabilized product yield and sales incentives.

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

Prior to January 1, 2011, we recorded provision for doubtful accounts based on a percentage of accounts receivable due from our customers. Effective on January 1, 2011, we evaluate for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period according to the third revision of Statement of Financial Accounting Standards (SFAS) No. 34. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

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

As of December 31, 2011 and 2012, the allowance set aside for doubtful receivables was NT$491 million and NT$480 million (US$17 million), respectively, representing 1.1% and 0.8% of our gross notes and accounts receivables as of those dates.

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

Valuation allowance for deferred tax assets. When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then establish a valuation allowance equal to the extent, if any, that it is more likely than not that such deferred tax assets will not be realized. We record an income tax benefit or expense when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. Specifically, our valuation allowance is impacted by our expected future revenue growth and profitability, tax holidays, Alternative Minimum Tax, 10% tax imposed on unappropriated earnings and the amount of tax credits that can be utilized within the statutory period. In determining the amount of valuation allowance for deferred tax assets as of December 31, 2012, we considered past performance, the general outlook of the semiconductor industry, business conditions, future taxable income and prudent and feasible tax planning strategies.

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

As of December 31, 2011 and 2012, the ending balances for valuation allowance were NT$13,531 million and NT$6,671 million (US$230 million), respectively, representing 50.3% and 34.3% of gross deferred tax assets as of those dates. In 2012, we evaluated our future profitability, the effect of Alternative Minimum Tax and the applicable year of the profits generated from projects exempt from income tax for a five-year period. Based on such evaluation, our income tax payable is anticipated to increase and we will utilize available investment tax credits as an offset against income taxes. Since more investment tax credits can be utilized, the valuation allowance has been adjusted down in 2012 accordingly.

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

When we determine that the carrying value of intangible assets and other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment for long-lived assets based on a projected future cash flow. If the long-lived or intangible assets are determined to be impaired, we recognize an impairment loss through a charge to our operating results to the extent the present value of discounted cash flows attributable to the assets are less than their carrying value. Such cash flow analysis includes assumptions about expected future economic and market conditions, the applicable discount rate, and the future revenue generation from the use or disposition of the assets. We also perform a periodic review to identify assets that are no longer used and are not expected to be used in future periods. An impairment charge is recorded to the extent, if any, that the carrying amount of the idle assets exceeds their fair value. Under R.O.C. GAAP, if the recoverable amount increases in a future period, the amount previously recognized as impairment will be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Under U.S. GAAP, the reversal of impairment charges is prohibited.

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

For purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no future economic benefits are written down to their fair value and recorded as either idle assets or assets held for disposition. In 2010, 2011 and 2012, an impairment loss for idle assets of NT$0.3 million, NT$98 million and NT$445 million (US$15 million) was recorded, respectively. As of December 31, 2011 and 2012, net long-lived assets and intangible assets amounted to NT$495,542 million and NT$622,965 million (US$21,445 million), respectively.

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

As of December 31, 2011 and 2012, goodwill amounted to NT$5,694 million and NT$5,524 million (US$190 million), respectively, under R.O.C. GAAP. The change in the NT dollar amount of goodwill was due to changes in the exchange rate between NT dollar and U.S. dollar.

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

In 2012, an impairment loss of NT$1,187 million (US$41 million) was recorded. No impairment loss was recorded in 2010 and 2011. As of December 31, 2011 and 2012, investments accounted for using the equity method amounted to NT$24,900 million and NT$23,430 million (US$807 million), respectively.

Accounting for investments in private and publicly-traded securities. We hold equity interests in companies, some of which are publicly traded and have highly volatile share prices. We also hold investments in debt securities, such as corporate bonds, government bonds, and so on. We review all of our investments for impairment on a quarterly basis and record an impairment charge when we believe an investment has experienced an other-than-temporary decline in value. Determining whether an other-than-temporary decline in value of the investment has occurred is highly subjective. Such evaluation is dependent on the specific facts and circumstances. Factors we consider include, but are not limited to, the following: the market value of the security in relation to its cost basis, the duration of the decline in value, the financial condition of the investees and our intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment. Impairment reviews with respect to private security investments also require significant judgment. Factors indicative of an other-than-temporary decline in value include recurring operating losses, credit defaults and subsequent rounds of financing at valuation below the cost basis of the investment.

We have experienced declines in the value of certain privately held investments and publicly traded securities and recorded impairment loss of NT$160 million, NT$266 million and NT$3,045 million (US$105 million) in 2010, 2011 and 2012, respectively. While we have recognized all declines that are currently believed to be other-than-temporary as a charge to income, adverse changes in market conditions or poor operating results of underlying investments could result in further losses in future periods.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of income, expressed in each case as a percentage of net sales:

	For the year ended December 31
	2010	2011	2012
Net sales	100.0%	100.0%	100.0%
Cost of sales	(50.6)%	(54.6)%	(51.9)%
Gross profit	49.4%	45.4%	48.1%
Operating expenses
Research and development	(7.1)%	(7.9)%	(8.0)%
General and administrative	(3.1)%	(3.3)%	(3.4)%
Sales and marketing	(1.3)%	(1.1)%	(0.9)%
Total operating expenses	(11.5)%	(12.3)%	(12.3)%
Income from operations	37.9%	33.1%	35.8%
Non-operating income and gains	3.2%	1.3%	1.3%

	For the year ended December 31
	2010	2011	2012
Non-operating expenses and losses	(0.5)%	(0.4)%	(1.2)%
Income before income tax	40.6%	34.0%	35.9%
Income tax expense	(1.9)%	(2.5)%	(3.1)%
Net income	38.7%	31.5%	32.8%
Net income attributable to minority interests	(0.2)%	(0.1)%	(0.0)%
Net income attributable to shareholders of the parent	38.5%	31.4%	32.8%

Year to Year Comparisons

Net Sales and Gross Margin

	For the year ended December 31
	2010	2011	% Change from 2010	2012		% Change from 2011
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Net sales	419,538	427,081	1.8%	506,249	17,427	18.5%
Cost of sales	(212,484)	(232,938)	9.6%	(262,629)	(9,041)	12.7%

Gross profit before affiliates elimination	207,054	194,143	(6.2)%	243,620	8,386	25.5%
Unrealized gross profit from affiliates	—	(74)	—	(25)	(1)	—

Gross profit	207,054	194,069	(6.3)%	243,595	8,385	25.5%

Gross margin percentage	49.4%	45.4%	—	48.1%	48.1%	—

Net Sales

Our net sales in 2012 increased by 18.5% from 2011, which was largely attributable to continuous growth in customer demand, resulting in a 11.9% increase in wafer shipment. We shipped approximately 14.0 million 200mm equivalent wafers in 2012 compared to 12.5 million in 2011. In addition, sales of our 28-nanometer products, which commanded a higher selling price, also increased to 12% of our total wafer sales in 2012 compared to 1% in 2011.

Our net sales in 2011 increased by 1.8% from 2010, which was mainly attributable to the growth in customer demand. The overall wafer shipments increased by 5.8%, from 11,860 thousand 200mm equivalent wafers in 2010 to 12,549 thousand 200mm equivalent wafers in 2011. Furthermore, we had a more favorable product mix in 2011 as the portion of wafer sales from 65-nanometer and below circuit resolutions reached 56% compared to 46% in 2010. However, as a significant portion of our sales were denominated in U.S. dollars, our net sales in 2011 were negatively impacted by a stronger weighted average NT dollar against U.S. dollar, which appreciated against the U.S. dollar by 6.7% to NT$29.367 to US$1.00 in 2011 from NT$31.491 to US$1.00 in 2010.

Gross Margin

Our gross margin fluctuates with the level of capacity utilization, price change and product mix, among other factors. In 2012, our gross margin increased to 48.1% of net sales from 45.4% of net sales in 2011. The higher margin in 2012 was primarily due to higher capacity utilization and cost reductions, which contributed favorably to our gross margin by 5.5 and 2.8 percentage points, respectively, partially offset by price decline and higher portion of wafer sales in 28-nanometer technology bearing lower than corporate average margins at initial production stage, which negatively impacted our gross margin by 5.3 percentage points.

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

Operating Expenses

	For the year ended December 31
	2010	2011	% Change from 2010	2012		% Change from 2011
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Research and development	29,707	33,830	13.9%	40,402	1,391	19.4%
General and administrative	12,804	14,164	10.6%	17,638	607	24.5%
Sales and marketing	5,368	4,518	(15.8)%	4,498	154	(0.4)%

Total operating expenses	47,879	52,512	9.7%	62,538	2,152	19.1%

Percentage of net sales	11.5%	12.3%	—	12.3%	12.3%	—
Income from operations	159,175	141,557	(11.1)%	181,057	6,233	27.9%

Operating Margin	37.9%	33.1%	—	35.8%	35.8%	—

Operating expenses increased by NT$10,026 million in 2012, or 19.1%, from NT$52,512 million in 2011, after an increase in operating expenses by NT$4,633 million in 2011, or 9.7%, from NT$47,879 million in 2010.

Research and Development Expenses

We remain strongly committed to being the leader in developing advanced process technologies. We believe that continued investments in process technologies are essential for us to remain competitive in the markets we serve. Research and development expenditures increased by NT$6,572 million in 2012, or 19.4%, from 2011, mainly due to a higher level of research activities for 20-nanometer technologies and higher employee profit sharing expenses and bonus. In 2011, research and development expenditures increased by NT$4,123 million, or 13.9%, from 2010, mainly due to higher spending in developing 20-nanometer technology, partially offset by lower employee profit sharing expenses and bonus. We plan to continue to invest significant amounts in research and development in 2013.

General and Administrative, Sales and Marketing Expenses

General and administrative, sales and marketing expenses in 2012 increased by NT$3,454 million, or 18.5% from 2011, due to an increase in general and administrative expenses by NT$3,474 million, or 24.5%, and a decrease of sales and marketing expenses by NT$20 million, or 0.4%. The net increase was primarily due to higher opening expenses for ramping up 28-nanometer capacity.

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

Non-Operating Income and Expenses

	For the year ended December 31
	2010	2011	% Change from 2010	2012		% Change from 2011
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Non-operating income and gains	13,136	5,359	(59.2)%	6,782	233	26.6%
Non-operating expenses and losses	(2,041)	(1,768)	(13.4)%	(6,285)	(216)	255.5%

Net non-operating income (expenses)	11,095	3,591	(67.6)%	497	17	(86.2)%

Net non-operating income in 2012 decreased by NT$3,094 million, or 86.2% from NT$3,591 million in 2011 primarily due to a NT$3,966 million increase in loss on impairment of financial assets, resulting from valuation of our equity securities (please refer to “Valuation of investments accounted for using the equity method” and “Accounting for investments in private and publicly-traded securities” under critical accounting policies section), partially offset by a NT$1,131 million increase in equity in earnings of equity method investees reflecting their better operating results in 2012.

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

Income Tax Benefit (Expense)

	For the year ended December 31
	2010	2011	% Change from 2010	2012		% Change from 2011
	NT$	NT$		NT$	US$
	(in millions)			(in millions)
Income tax expense	(7,988)	(10,695)	33.9%	(15,590)	537	45.8%

Net income attributable to shareholders of the parent	161,605	134,201	(17.0)%	166,159	5,720	23.8%

Net margin	38.5%	31.4%	—	32.8%	32.8%	—

Income tax expenses increased by NT$4,895 million in 2012, or 45.8%, from 2011. The increase was mainly due to higher taxable income and higher tax rate as a result of expired exemption period for part of Fab 12 (Phase II).

Income tax expenses increased by NT$2,707 million in 2011, or 33.9%, from 2010. The increase was mainly related to increase in tax on unappropriated earnings as a result of higher unappropriated earnings in 2011 compared to 2010.

Liquidity and Capital Resources

Our sources of liquidity include cash flow from operations, cash and cash equivalents, short-term investments, and revolving credit facilities provided by multiple banks. Issuance of corporate bonds is another source of fund.

Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2012 was NT$289,064 million (US$9,951 million), an increase of NT$41,477 million from 2011.

Our cash, cash equivalents and current investments in financial instruments amounted to NT$150,918 million (US$5,195 million) as of December 31, 2012, approximately flat compared to NT$150,622 million as of December 31, 2011. The current investments in financial instruments primarily consist of publicly-traded stocks, corporate bonds, and money market funds.

As of December 31, 2012, we also had an aggregate unused short-term credit lines of approximately NT$53,422 million (US$1,839 million) and an aggregate unused long-term credit lines of approximately NT$1,335 million (US$46 million).

We believe that our cash generated from operations, cash and cash equivalents, short-term investments, ability to access capital market and revolving credit facilities will be sufficient to fund our working capital needs, capital expenditures, dividend payments and other business requirements associated with existing operations over the next 12 months.

	For the year ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in millions)	(in millions)	(in millions)
Net cash provided by operating activities	229,476	247,587	289,064	9,951
Net cash used in investing activities	(202,086)	(182,523)	(273,196)	(9,404)
Net cash used in financing activities	(48,638)	(67,858)	(13,811)	(475)
Net decrease in cash	(23,389)	(4,415)	(61)	(2)

Cash and cash equivalents decreased by NT$61 million in 2012, following a decrease of NT$4,415 million in 2011, or 3.0%, from 2010.

Operating Activities

In 2012, we generated NT$289,064 million (US$9,951 million) net cash from operating activities, as compared to NT$247,587 million and NT$229,476 million in 2011 and 2010, respectively. In 2012, net cash generated from operating activities increased primarily due to an increase of NT$31,958 million in net income and an increase of NT$23,668 million in non-cash depreciation and amortization expenses, partially offset by change in working capital and others of NT$14,149 million.

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

In 2012, depreciation and amortization expenses were NT$131,349 million (US$4,521 million), as compared to NT$107,682 million and NT$87,810 million in 2011 and 2010, respectively. Higher depreciation and amortization expenses in 2012 and 2011 were mainly attributable to expansion of production capacity in advanced technologies.

Investing Activities

In 2012, net cash used in investing activities was NT$273,196 million (US$9,404 million), as compared to NT$182,523 million and NT$202,086 million in 2011 and 2010, respectively. The increase in 2012 was primarily due to higher net purchase of investment in financial assets and higher spending on capital expenditures during the year. Net purchase of investment in financial assets in 2012 primarily included our investment of EUR838 million to acquire 5% of ASML’s equity. The decrease in 2011 was primarily due to lower investment in financial assets, higher disposal or redemption of investment in financial assets, lower refundable deposits and the absence of new investment in equity method investees, partially offset by higher spending on capital expenditures during the year.

Capital expenditures in 2012 were primarily related to:

•	adding production capacity to 300mm wafer fabs;

•	developing process technologies including 20-nanometer node and below;

•	expanding buildings/facilities for Fab 12, Fab 14 and Fab 15;

•	other research and development projects;

•	capacity expansion for mask and backend operations; and

•	solar and solid state lighting businesses.

Prior to 2012, our capital expenditures were funded by our operating cash flow. Starting 2012, our capital expenditures were partially funded by the issuance of corporate bonds. The capital expenditures for 2013 are also expected to be funded in similar ways. See “Item 3. Risk Factors” section for the risks associated with the inability of raising the requisite funding for our expansion programs. Please also see “Item 4. Information on the Company — Capacity Management and Technology Upgrade Plans” for discussion of our capacity management and capital expenditures.

Financing Activities

In 2012, net cash used in financing activities was NT$13,811 million (US$475 million), as compared to NT$67,858 million and NT$48,638 million in 2011 and 2010, respectively. Net cash used in financing activities in 2012 decreased primarily due to proceeds from issuance of corporate bonds amounting to NT$62,000 million in 2012 compared to NT$18,000 million in 2011, the change from NT$5,287 million cash used to repay short-term loans in 2011 to NT$8,788 million cash provided by short-term loans in 2012, partially offset by repayment of corporate bonds of NT$4,500 million during the year. In 2011, net cash used in financing activities increased primarily due to the change from NT$31,214 million cash provided by short-term loans in 2010 to NT$5,287 million cash used to repay short-term loans in 2011 and the higher repayment of other long-term liabilities of NT$2,526 million, partially offset by the proceeds from issuance of corporate bonds amounting to NT$18,000 million and increase in long-term debts of NT$2,250 million.

As of December 31, 2012, our short-term loans were NT$34,715 million (US$1,195 million), and our aggregate long-term debt was NT$81,488 million (US$2,805 million) of which NT$128 million (US$4 million) was classified as current. The short-term loans were denominated in U.S. dollars. The purpose of the short-term loans was mainly to naturally hedge a portion of our receivables. As a substantial portion of our receivables was denominated in U.S. dollars, we use short-term loans denominated in U.S. dollars to naturally hedge the fluctuation of foreign exchanges rates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the hedging instruments used. The long-term debt primarily included NT$80,000 million of the long-term corporate bonds with fixed interest rates ranging from 1.28% to 1.63%.

Cash Requirements

The following table sets forth the maturity of our long-term debt (bank loans and bonds) outstanding as of December 31, 2012:

Long-term debt
(in NT$ millions)
During 2013	128
During 2014	588
During 2015	137
During 2016	11,125
During 2017 and thereafter	69,510

The following table sets forth information on our material contractually obligated payments for the periods indicated as of December 31, 2012:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(in NT$ millions)
Short-Term Loans(1)	34,715	34,715	-	-	-
Long-Term Debt(2)	81,488	128	725	43,735	36,900
Capital Lease Obligations(3)	865	27	54	54	730
Operating Leases(4)	7,394	694	1,290	1,188	4,222
Other Payments(5)	11,602	2,564	4,182	4,856	-
Capital Purchase or Other Purchase Obligations(6)	77,310	75,234	2,076	-	-
Total Contractual Cash Obligations(7)	213,374	113,362	8,327	49,833	41,852

(1)

The maximum amount and average amount of short-term loans outstanding during the year ended December 31, 2012 were NT$35,875 million and NT$32,383 million, respectively. See note 16 to our consolidated financial statements for further information regarding interest rates and future repayment dates.

(2)

Includes bank loans payable and corporate bonds payable but excludes relevant interest payments. See notes 17 and 18 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.

(3)	Capital lease obligations represent our commitment for leases of property, which are described in note 14 to our consolidated financial statements.
(4)	Operating lease obligations are described in note 29 to our consolidated financial statements.
(5)

Other payments represent payables for acquisition of property, plant and equipment, payables for software and system design costs, payables for technology transfer, and our commitment of EUR277 million to ASML’s research and development programs from 2013 to 2017.

(6)

Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments are not recorded on our balance sheet as of December 31, 2012, as we have not received related goods or taken title of the property.

(7)

Minimum pension funding requirement is not included since such amounts have not been determined. We made pension contributions of approximately NT$221 million in 2012 and estimate that we will contribute approximately NT$226 million to the pension fund in 2013. See note 20 to our consolidated financial statements for additional details regarding our pension plan.

During 2012, we entered into derivative financial instruments transactions to manage exposures related to foreign-currency denominated receivables or payables and interest rate fluctuations. As of December 31, 2012, we anticipated our cash requirements in 2013 for outstanding forward exchange agreements and cross currency swaps of approximately NT$11,135 million and US$309 million with our expected cash receipts of approximately JPY130 million, US$58 million, NT$8,384 million and EUR246 million and RMB125 million. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information regarding our derivative financial instruments transactions. See also note 2 to the consolidated financial statements for our accounting policy of derivative financial instruments, and note 6 and note 26 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.

Generally, we do not provide letters of credit to, or guarantees for any entity other than our consolidated subsidiaries.

Significant amount of capital is required to build, expand, and upgrade our production facilities and equipment. Our capital expenditures for 2013 are expected to be approximately US$9 billion, which, depending on market conditions, may be adjusted later.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with R.O.C. GAAP, which differs in certain material aspects from U.S. GAAP. The following table sets forth a comparison of our net income and shareholders’ equity in accordance with R.O.C. GAAP and U.S. GAAP for the periods indicated:

	For the year ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in millions)
Net income attributable to the shareholders of the parent in accordance with:
R.O.C. GAAP	161,605	134,201	166,159	5,720
U.S. GAAP	163,639	136,873	158,850	5,468
Shareholders’ equity attributable to the shareholders of the parent in accordance with:
R.O.C. GAAP	574,145	629,594	723,198	24,895
U.S. GAAP	610,597	669,163	754,860	25,985

Differences between R.O.C. GAAP and U.S. GAAP that have a material effect on our net income and shareholders’ equity as reported under R.O.C. GAAP include compensation expense pertaining to stock bonuses to employees, recognition of and subsequent accounting for goodwill, 10% tax imposed on unappropriated earnings, stock-based compensation and deconsolidation of investees. Please refer to note 33 to the consolidated financial statements, which provides a description of the principal differences between R.O.C. GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of certain items, including net income and shareholders’ equity.

Starting in 2013, our financial statements will be prepared in accordance with International Financial Reporting Standards, International Accounting Standards, and relevant Interpretations (collectively, “IFRSs”) as issued by International Accounting Standards Board (“IASB”) and IFRSs as endorsed for use in R.O.C. Since the transition date to IFRSs was January 1, 2012, our 2012 consolidated financial statements under IFRSs may be materially different from the accompanied 2012 consolidated financial statements under R.O.C. GAAP.

Taxation

In 2010, the R.O.C. government reduced the corporate income tax rate from 25% to 17% effective from 2010. In the same year, the “Statute for Industries Innovation” was passed to replace the “Statute for Upgrading Industries” in tax incentives. Under the new statute, the tax credit rate for research and development expenditure was reduced from 30% to 15%, and the 7% tax credit incentive for purchased equipment and the five-year tax exemption were terminated.

We are eligible for five-year tax holidays for income generated from construction and capacity expansions of production facilities according to the regulation under the Statute for Upgrading Industries of the R.O.C. The exemption period may begin at any time within five years, as applicable, following the completion of a construction or expansion of production facilities. The Statute for Upgrading Industries expired at the end of 2009. However, under the Grandfather Clause, we can continue to enjoy five-year tax holidays if the relevant investment plans were approved by R.O.C. tax authority before the expiration of the Statute. Pursuant to the Grandfather Clause, we commenced the exemption period for part of Fab 14 (Phase III), part of Fab 12 (Phase III) and others in 2010; part of Fab 12 (Phase IV), part of Fab 14 (Phase III and IV) in 2011. The aggregate tax benefits of such exemption periods in 2010, 2011 and 2012 were NT$17,410 million, NT$13,832 million and NT$9,830 million (US$338 million), respectively.

Under regulations promulgated under the R.O.C. Statute for Industries Innovation, we were eligible for a tax credit for specified percentages of research and development expenditures. The tax credit rate of research and development expenditures is 15% during the period from 2010 to 2019.

The R.O.C. government enacted the R.O.C. Alternative Minimum Tax Act (“AMT Act”) which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the R.O.C. AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the R.O.C. AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. In August 2012, the AMT rate for business entities was amended from 10% to 12% effective from 2013. However, the R.O.C. AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the R.O.C. AMT. We have evaluated the impact from the amendments and adjusted deferred tax assets with the resulting differences recorded as income tax expense in 2012.

In consideration of the above tax credit incentives, five-year tax exemption, amended AMT rate and other relevant factors, we expect our effective tax rate for 2013 to be around 14%.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Inflation & Deflation

During 2012, neither inflation nor deflation had a material impact on our operations, or the business operations of our customers and suppliers. However, in light of the uncertain global economic outlook and the fluctuating global oil price, we cannot assure that there will be no significant variations in the future, which may have a material impact on our results of operations. Further, the recent lifting of price limits by the Taiwan government on oil and electricity prices may have additional inflationary effects. As such, there is a likelihood of increased energy taxes, oil, electricity and water prices that may occur in Taiwan, and thus far there is no indication as to whether these increased costs would be material to our business operations.

Recent Accounting Pronouncements

For R.O.C. GAAP, please refer to note 4 to the consolidated financial statements. For U.S GAAP, please refer to note 34 to the consolidated financial statements.

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

Pursuant to the R.O.C. Company Law, a person may serve as our director in his personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. For example, the National Development Fund of Taiwan, R.O.C., one of our largest shareholders, has served as our director since our founding. As a corporate entity, the National Development Fund is required to appoint a representative to act on its behalf. Mr. Johnsee Lee has been the representative of the National Development Fund since August 6, 2010.

The following table sets forth the name of each director and executive officer, their positions, the year in which their term expires and the number of years they have been with us as of February 28, 2013. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Position with our company	Term Expires	Years with our company
Morris Chang	Chairman & Chief Executive Officer	2015	26
F.C. Tseng	Vice Chairman	2015	26
Johnsee Lee	Director (Representative of the National Development Fund)	2015	3
Stan Shih	Independent Director	2015	13
Sir Peter Leahy Bonfield	Independent Director	2015	11
Thomas J. Engibous	Independent Director	2015	4
Gregory C. Chow	Independent Director	2015	2
Kok-Choo Chen	Independent Director	2015	2
Rick Tsai	Director	2015	23
Shang-yi Chiang	Executive Vice President & Co-Chief Operating Officer	—	13
Mark Liu	Executive Vice President & Co-Chief Operating Officer	—	19
C.C. Wei	Executive Vice President & Co-Chief Operating Officer	—	15
Stephen T. Tso	Senior Vice President & Chief Information Officer	—	16
Richard Thurston	Senior Vice President & General Counsel	—	11
Lora Ho	Senior Vice President, Chief Financial Officer & Spokesperson	—	14
Jason C.S. Chen	Senior Vice President, Worldwide Sales and Marketing	—	8
M.C. Tzeng	Vice President, Operations/Affiliate Fabs	—	26
Wei-Jen Lo	Vice President, Research & Development	—	9
Jack Sun	Vice President, Research & Development & Chief Technology Officer	—	16
Y.P. Chin	Vice President, Operations/Product Development	—	26
N.S. Tsai	Vice President, Quality & Reliability	—	24
Rick Cassidy	Vice President & President, TSMC North America	—	16
L.C. Tu(1)	Vice President, Human Resources	—	26
J.K. Lin	Vice President, Operations/Mainstream Fabs & Manufacturing Technology	—	26
J.K. Wang	Vice President, Operations/300mm Fabs	—	26
Irene Sun	Vice President, Corporate Planning Organization	—	9
Burn J. Lin	Vice President, Research & Development	—	13
Y. J. Mii	Vice President, Research & Development	—	19
Cliff Hou	Vice President, Research & Development	—	16

(1)	Vice President of Human Resources L.C. Tu was appointed as the President of TSMC China, effective March 15, 2013.

Morris Chang is the Chairman and Chief Executive Officer. He has been the founding Chairman of our board of directors since our establishment and was our Chief Executive Officer from March 1998 to June 2005. He resumed his position as our Chief Executive Officer on June 12, 2009. From 1985 to 1994, he was President and then Chairman of the board of directors of ITRI. Prior to that, Dr. Chang was President and Chief Operating Officer of General Instrument Corporation; Corporate Group and Senior Vice-President for Texas Instruments. He holds a bachelor’s degree and a master’s degree in mechanical engineering from the Massachusetts Institute of Technology and a Ph.D. in electrical engineering from Stanford University and has been active in the international semiconductor industry for over 57 years.

F.C. Tseng is the Vice Chairman. He has been our Vice Chairman since July 2005. He was Deputy Chief Executive Officer from August 2001 to June 2005. He is also the Chairman of Global Unichip Corp., a director of Digimax, Inc., TSMC Solar Ltd., TSMC Solid State Lighting Ltd., and Vanguard International Semiconductor Corp. He also serves as an independent director, a member of Compensation Committee and Chairman of Financial Statement and Internal Control Review Committee of Acer Inc. He formerly served as the President of Vanguard from 1996 to 1998 and our President from May 1998 to August 2001. Prior to his presidency at Vanguard, Dr. Tseng served as our Senior Vice President of Operations. He holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 41 years.

Johnsee Lee is a director. He is the Chairman of the Development Center for Biotechnology. He also serves as the President of Taiwan Bio Industry Organization and an independent director of Taiwan Polysilicon Corp., Zhen Ding Technology Holding Ltd. and Far Eastern New Century Corp. He was the President of ITRI from 2003 to 2010 and has also served on many government and industrial boards and committees. Before returning to Taiwan, he held various technical and managerial positions at Argonne National Laboratory and Johnson Matthey Inc. in the U.S. from 1981 to 1990. He holds a Ph.D. in chemical engineering from the Illinois Institute of Technology, and a MBA from the University of Chicago. He is also a graduate of Harvard Business School’s Advanced Management Program.

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

Sir Peter Leahy Bonfield is an independent director. Sir Peter Bonfield was the Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from January 1996 to January 2002. He was the Vice President of the British Quality Foundation from its creation in 1993 until 2012. He is currently the Chairman of the Board of Directors of NXP Semiconductor in the Netherlands. He is also a director of L.M. Ericsson in Sweden, Mentor Graphics Corporation Inc. in U.S. and Sony Corporation in Japan. He is a member of the Sony Corporation Advisory Board, The Longreach Group Advisory Board, and New Venture Partners LLP Advisory Board. He also serves as an advisor to Apax Partners LLP, a board mentor of CMi, and a senior advisor to Rothschild in London. He is a fellow of The Royal Academy of Engineering and the Chair of Council and Senior Pro-Chancellor at Loughborough University in UK. He holds an honors degree in engineering from Longhborough University.

Thomas J. Engibous is an independent director. He joined Texas Instruments (“TI”) in 1976 and served there until retirement in 2008. During his 32-year career at TI, his duties included Chairman from 2004 to 2008, Chairman, President and Chief Executive Officer from 1998 to 2004, President and Chief Executive Officer from 1996 to 1998 and Executive Vice President and President of the company’s Semiconductor Group from 1993 to 1996. Mr. Engibous currently serves as the Chairman of J.C. Penney Company Inc. and Honorary Trustee of the Southwestern Medical Foundation. He is also a member of the Texas Business Hall of Fame. He received the Woodrow Wilson Award in 2004. He holds a master’s degree in electrical engineering and an honorary doctorate in engineering from Purdue University.

Gregory C. Chow is an independent director. He is currently Professor of Economics and Class of 1913 Professor of Political Economy, Emeritus, and Lecture with the Rank at Princeton University. He is a member of the Taiwan Academia Sinica and the American Philosophical Society, and a fellow of the American Statistical Association and the Econometric Society. Professor Chow has over 50 years of teaching experience at such institutes as M.I.T., Cornell University, IBM Thomas Watson Research Center, Columbia University and Princeton University. Professor Chow also served as an adviser on economic policy, economic reform and economic education in Taiwan and China. He holds a Ph.D. and master degree in Economics from Chicago University and an honorary Doctorate of Business Administration from Hong Kong University of Science and Technology. He also holds honorary professorships at various major universities in China and the City University of Hong Kong. His publications include 14 books and over 200 articles.

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

Rick Tsai is a director. He is currently the Chairman and Chief Executive Officer of two TSMC subsidiaries, “TSMC Solar Ltd.” and “TSMC Solid State Lighting Ltd.”. He is also a director of Motech Industries, Inc. and an advisor to the Taiwan Executive Yuan. Dr. Tsai was TSMC’s President of New Businesses from June 12, 2009 to July 31, 2011, President and Chief Executive Officer from July 2005 to June 11, 2009, President & Chief Operating Officer from August 2001 to June 2005 and Executive Vice President of Worldwide Marketing and Sales from September 2000 to August 2001. Prior to that, he served as our Executive Vice President of Operations. He also served as the President of Vanguard from 1999 to 2000. He joined us in 1989 as Deputy Director of our Fab 2 operations. He holds a Ph.D. in material science from Cornell University.

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

Mark Liu is our Executive Vice President and Co-Chief Operating Officer. Prior to that, he was our Senior Vice President of Operations. From March 2008 to October 2009, he served as Senior Vice President of Advanced Technology Business. From January 2002 to March 2008, he was Senior Vice President of Operations II. He was Vice President of our Fab 8 and Fab 12 Sites Operations from July 2000 to January 2002 and Vice President of South-Site Operations from 1999 to July 2000. Dr. Liu joined us in 1993 and held the positions as Director of Fab 3 Operations and Senior Director of South-Site Operations. He holds a Ph.D. in electrical engineering and computer science from University of California, Berkeley.

C.C. Wei is our Executive Vice President and Co-Chief Operating Officer. Prior to that, he was our Senior Vice President of Business Development. From March 2008 to October 2009, he was Senior Vice President of Mainstream Technology Business. From January 2002 to March 2008, Dr. Wei was Senior Vice President of Operations I. He was Vice President of South-Site Operations from April 2000 to January 2002 and Vice President of North-Site Operations from February 1998 to April 2000. Prior to that, he was Senior Vice President at Chartered Semiconductor Manufacturing Ltd. in Singapore starting from 1993. He holds a Ph.D. in electrical engineering from Yale University.

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

Wei-Jen Lo is our Vice President of Research & Development. He was Vice President of Operations/Manufacturing Technology from October 2009 to February 2013, Vice President of Advanced Technology Business from September 2009 to October 2009, Vice President of Research & Development from June 2006 to September 2009 and Vice President of Operations from July 2004 to June 2006. Prior to that, he was Director in charge of advanced technology development with Intel Corporation. Dr. Lo holds a Ph.D. in solid state physics & surface chemistry from University of California, Berkeley.

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

N.S. Tsai has been Vice President of Quality & Reliability since February 2008. Prior to that, he was Senior Director of Quality & Reliability since 2004, Senior Director of Assembly Test Technology & Service from 2002 to 2004. Dr. Tsai also served as a Vice President of Vanguard from 1997 to 2000. He joined us in 1989 and held various positions in research and development and manufacturing functions. He holds a Ph.D. in material science from Massachusetts Institute of Technology.

Rick Cassidy was promoted as Vice President in February 2008. He has been President of TSMC North America since January 2005. He joined us in 1997 and has held various positions in TSMC North America, including Business Operations, Field Technical Support, and Business Management. He holds a B.A. degree in engineering technology from United States Military Academy at West Point.

L.C. Tu is the President of TSMC China, effective March 15, 2013. He was the Vice President of Human Resources from August 2009 to March 2013. Prior to that, he was Senior Director of Corporate Planning Organization from 2002 to 2009. He joined us in 1987 and held various positions in engineering functions. He holds a master degree in business administration from Tulane University.

J.K. Lin is our Vice President of Operations/Mainstream Fabs and Manufacturing Technology. He was promoted as Vice President of Operations in August 2010. Prior to that, he was Senior Director of Mainstream Fabs from May to August in 2010. He joined us in 1987 and held various positions in manufacturing functions. He holds a B.S. degree from National Changhua University of Education.

J.K. Wang is our Vice President of Operations/300mm Fabs. He was promoted as Vice President of Operations in August 2010. Prior to that, he was Senior Director of 300mm Fabs from May to August in 2010. He joined us in 1987 and held various positions in manufacturing functions and research and development technology development. He holds a master degree in chemical engineering from National Cheng-Kung University.

Irene Sun is our Vice President of Corporate Planning Organization. She was promoted as Vice President of Corporate Planning Organization in August 2010. Prior to that, she was Senior Director of Corporate Planning Organization from 2009 to 2010. She joined us in 2003 and held various positions in Corporate Planning Organization. She holds a Ph.D. in materials science and engineering from Cornell University.

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

Y. J. Mii is our Vice President of Research & Development. He was promoted as Vice President of Research and Development in August 2011. Prior to that, he was our Senior Director of Platform I Division from 2006 to 2011. He joined TSMC in 1994 and has been involved continuously in the development and manufacturing of advanced CMOS technologies in both Operations and research and development. He holds a Ph.D. in electrical engineering from the University of California, Los Angeles.

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

Share Ownership

The following table sets forth certain information as of February 28, 2013 with respect to our common shares owned by our directors and executive officers.

Name of Shareholders	Number of Common Shares Owned(2)	Percentage of Outstanding Common Shares(2)	Number of Common Shares Underlying Stock Options(3)
Morris Chang, Chairman & CEO	123,137,914	0.47%	-
F.C. Tseng, Vice Chairman	34,662,675	0.13%	-
Johnsee Lee, Director(1)	1,653,709,980	6.38%	-
Stan Shih, Independent Director	1,480,286	0.01%	-
Sir Peter Leahy Bonfield, Independent Director	-	-	-
Thomas J. Engibous, Independent Director	-	-	-
Gregory C. Chow, Independent Director	-	-	-
Kok-Choo Chen, Independent Director	-	-	-
Rick Tsai, Director	32,687,046	0.13%	-
Shang-yi Chiang, Executive Vice President & Co-Chief Operating Officer	1,062,481	0.00%	-
Mark Liu, Executive Vice President & Co-Chief Operating Officer	13,127,114	0.05%	-
C.C. Wei, Executive Vice President & Co-Chief Operating Officer	8,460,207	0.03%	-
Stephen T. Tso, Senior Vice President & CIO	14,425,064	0.06%	-
Richard Thurston, Senior Vice President & General Counsel	869,892	0.00%	-
Lora Ho, Senior Vice President, CFO & Spokesperson	6,381,080	0.02%	-
Jason C.S. Chen, Senior Vice President	2,027,320	0.01%	-
M.C. Tzeng, Vice President	7,592,595	0.03%	-
Wei-Jen Lo, Vice President	1,913,127	0.01%	-
Jack Sun, Vice President & CTO	4,402,831	0.02%	-
Y.P. Chin, Vice President	7,540,122	0.03%	-
N.S. Tsai, Vice President	2,051,180	0.01%	-
Rick Cassidy, Vice President	-	-	-
L.C. Tu, Vice President(4)	9,347,440	0.04%	-
J.K. Lin, Vice President	12,507,018	0.05%	-
J.K. Wang, Vice President	2,553,947	0.01%	-
Irene Sun, Vice President	960,709	0.00%	-
Burn J. Lin, Vice President	2,997,746	0.01%	-
Y.J. Mii, Vice President	1,000,419	0.00%	-
Cliff Hou, Vice President	752,532	0.00%	-

(1)	Represents shares held by the National Development Fund of the Executive Yuan.
(2)

Except for the number of shares held by the National Development Fund of the Executive Yuan, the disclosed number of shares owned by the directors and executive officers does not include any common shares held in ADS form by such individuals as such individual ownership of ADSs has not been disclosed to shareholders or otherwise made public and each of these individuals owns less than one percent of all common shares outstanding as of February 28, 2013.

(3)

The numbers of the common shares underlying the stock options and the exercise prices were adjusted for the cash and stock dividends distributed from 2003 to 2012, according to the terms of the 2002 Employee Stock Option Plan. The options were granted to certain of our officers except Rick Cassidy as a result of their voluntary selection to exchange part of their profit sharing to stock options.

(4)	Vice President of Human Resources L.C. Tu was appointed as the President of TSMC China, effective March 15, 2013.

Compensation

The aggregate compensation paid and benefits in kind granted to our directors and executive officers in 2012, which included a cash bonus to the directors, was NT$1,430 million (US$49 million). According to our Articles of Incorporation, not more than 0.3 percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as compensation to our directors and at least one percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as bonuses to employees, including executive officers. Compensation to directors is always paid in cash, while bonuses to our executive officers may be granted in cash, stock, or stock options or the combination of all these three. Individual awards are based on each individual’s responsibility, contribution and performance. See note 23 to our consolidated financial statements. Under our Articles of Incorporation, directors who also serve as executive officers are not entitled to any director compensation.

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

The Audit Committee convened four regular meetings in 2012. In addition to these meetings, the Audit Committee members and consultant participated in five telephone conferences to discuss the Company’s Annual Report to be filed with the Taiwan and U.S. authorities and investor conference materials with management.

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

The Compensation Committee convened four regular meetings in 2012.

Employees

The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2010	2011(1)	2012(1)
Managers	3,142	3,601	3,865
Professionals	12,729	13,665	15,844
Assistant Engineers/Clericals	2,650	2,796	3,079
Technicians	14,711	15,395	16,479

Total	33,232	35,457	39,267

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2010	2011(1)	2012(1)
Hsinchu Science Park, Taiwan	20,703	20,107	21,534
Southern Taiwan Science Park, Taiwan	9,158	9,041	8,964
Central Taiwan Science Park, Taiwan	29	1,410	3,558
Taoyuan County, Taiwan	-	1,333	1,378
China	1,903	2,134	2,353
North America	1,355	1,343	1,395
Europe	48	53	50
Japan	32	32	32
Korea	4	4	3

Total	33,232	35,457	39,267

(1)	Including employees of our non-wholly owned subsidiaries, Xintec Inc. and Mutual-Pak Technology Co., Ltd., since 2011.

As of December 31, 2012, our total employee population was 39,267 with an educational makeup of 3.6% Ph.Ds, 34.4% masters, 25.9% university bachelors, 12.8% college degrees and 23.3% others. Among this employee population, 50.2% were at a managerial or professional level. Continuous learning is the cornerstone of our employee development strategy. Individual development plans for each employee are customized and tailored to their individual development needs. Employee development is further supported and enforced by a comprehensive and integrated network of resources including on-the-job training, coaching, mentoring, job rotation, on-site courses, e-learning and external learning opportunities.

Pursuant to our Articles of Incorporation, our employees participate in our profits sharing program by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our net income after the deduction for prior years’ losses and contributions to legal and special reserves. Our practice in the past has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In 2011 and 2012, we distributed an employees’ cash bonus of NT$8,990 million (US$309 million) and an employees’ cash profit sharing of NT$8,990 million (US$309 million) to our employees in relation to year 2011 earnings. In 2012 and 2013, we also distributed an employees’ cash bonus of NT$11,115 million (US$383 million) to our employees in relation to year 2012 earnings.

In June 2002, we adopted the 2002 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 100 million common shares (approximately 0.5% of our total then outstanding common shares). These options vested between two and four years after the date of grant, with 50% of the option granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2002 Employee Stock Option Plan, a total of 48,137,264 options were granted, of which 2,726,796 options were originally granted to certain of our officers as a result of their voluntary election to exchange part of their profit sharing for stock options. The remaining balance of options under the 2002 Employee Stock Option Plan expired on June 25, 2003. As of December 31, 2012, 3,361,794 options were outstanding under the 2002 Employee Stock Option Plan.

In September 2003, we adopted the 2003 Employee Stock Option Plan that authorizes the grant of the options exercisable for up to 120 million common shares (approximately 0.6% of our total then outstanding common shares) in one or more tranches before October 29, 2004, when the 2003 Employee Stock Option Plan expired. These options vested between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2003 Employee Stock Option Plan, a total of 12,055,735 options have been granted. The remaining balance under the 2003 Employee Stock Option Plan expired on October 29, 2004. As of December 31, 2012, 995,506 options were outstanding under the 2003 Employee Stock Option Plan.

In November 2004, we adopted the 2004 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 11 million common shares (approximately 0.05% of our total then outstanding common shares) in one or more tranches before January 6, 2006, when the 2004 Employee Stock Option Plan expired. These options vested between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2004 Employee Stock Option Plan, a total of 10,374,550 options have been granted. The remaining balance under the 2004 Employee Stock Option Plan expired on January 6, 2006. As of December 31, 2012, 1,587,490 options were outstanding under the 2004 Employee Stock Option Plan.

In order to attract qualified senior managers, we maintain a sign-on bonus plan, under which selected newly hired senior managers, upon approval by our senior management, receive hiring bonus with the general condition of staying in our employment for at least one year (based on the quantum of sign-on bonus). In 2012, a total of NT$15 million (US$0.5 million) was distributed to our senior management under our sign-on bonus plan.

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

Major Shareholders

The following table sets forth certain information as of February 28, 2013, with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

Names of Shareholders	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares
National Development Fund(1)	1,653,709,980	6.38%
Capital World Investors(2)	1,488,857,477	5.74%
Directors and executive officers as a group(3)	291,940,745	1.13%

(1)	Excludes any common shares that may be owned by other funds controlled by the R.O.C. government. The National Development Fund was previously named Development Fund.

(2)

According to the Schedule 13G of Capital World Investors filed with the Securities and Exchange Commission on February 6, 2013, Capital World Investors is deemed to be the beneficial owner of the number of common shares listed above as a result of Capital Research and Management Company acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 though Capital World Investors disclaims its beneficial ownership. We do not have further information with respect to Capital World Investors ownership in us subsequent to its Schedule 13G filed on February 6, 2013.

(3)	Excludes ownership of the National Development Fund.

As of February 28, 2013 a total of 25,926,367,175 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through a brokerage account in the R.O.C. As of February 28, 2013, 5,457,339,113 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of February 28, 2013, 1,091,467,817 ADSs, representing 5,457,339,113 common shares, were held of record by Cede & Co. and 258 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

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

Related Party Transactions

Vanguard International Semiconductor Corporation

In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established Vanguard, then an integrated DRAM manufacturer. Vanguard commenced volume commercial production in 1995 and listed its shares on the GreTai Securities Market in March 1998. In 2004, Vanguard completely terminated its DRAM production and became a pure-play foundry company. As of February 28, 2013, we owned approximately 40.4% of Vanguard.

On April 1, 2004, we entered into an agreement with Vanguard with an initial term of two years. During the term of this agreement, Vanguard is obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC is required to use its best commercial efforts to maintain utilization of such reserved capacity within a specified range of wafers per month. Pursuant to its terms, upon expiration of its initial two-year term, this agreement is to be automatically renewed for additional one year periods unless earlier terminated by the parties. This Agreement has been so renewed per its terms. We pay Vanguard at a fixed discount to the actual selling price as mutually agreed between the parties in respect of each purchase order. We also agreed to license Vanguard certain of our process technologies and transfer certain technical know-how and information. TSMC receives from Vanguard certain royalty payments for granting such licenses. In 2010, 2011 and 2012, we had total purchases of NT$4,959 million, NT$5,598 million and NT$4,476 million (US$154 million) from Vanguard, representing 2.3%, 2.4% and 1.7 % of our total cost of sales, respectively.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”)

SSMC is a joint venture in Singapore that we established with Philips and EDB Investment Pte. Ltd. to produce integrated circuits by means of advanced submicron manufacturing processes. These integrated circuits are made pursuant to the product design specifications provided primarily by us and Philips under an agreement with Philips, and EDB Investment Pte. Ltd. (the “SSMC Shareholders Agreement”) in March 1999 and, primarily by us and NXP, subsequent to the assignment by Philips of its rights to NXP and NXP’s assumption of Philips’ obligations under the SSMC Shareholders Agreement pursuant to the Assignment and Assumption Agreement effective September 25, 2006. SSMC’s business is limited to manufacturing wafers for us, our subsidiaries, NXP and NXP’s subsidiaries. In November 15, 2006, we and NXP exercised the option rights under the SSMC Shareholders Agreement to purchase all of the SSMC shares owned by EDB Investment Pte. Ltd. As a result, we now own 38.8%, and NXP owns 61.2% of SSMC. While we, together with NXP, have the right to purchase up to 100% of SSMC’s annual capacity, we and NXP are required to purchase, in the aggregate, at least 70% of SSMC’s full capacity; we, alone, are required to purchase up to 28% of the annual installed capacity. As of February 28, 2013, we owned approximately 38.8% of the equity interest in SSMC. See below for a detailed discussion of the contract terms we entered into with SSMC.

We entered into a technology cooperation agreement with SSMC effective March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our MOS integrated circuits wafer volume production fabs. In return, we have agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2010, 2011 and 2012, we had total purchases of NT$4,521 million, NT$3,949 million and NT$3,639 million (US$125 million) from SSMC, representing 2.1%, 1.7% and 1.4% of our total cost of sales, respectively.

VisEra Technologies Company, Ltd.

In October 2003, we and OmniVision Technologies, Inc. (“OVT”) entered into a shareholders’ agreement (the “VisEra Agreement”) to form VisEra Technologies Company, Ltd. (“VisEra”), a joint venture in Taiwan, for the purpose of providing back-end manufacturing services. In connection with the formation of VisEra, we and OVT each entered into separate nonexclusive license agreements with VisEra pursuant to which each party licenses certain intellectual property to VisEra relating to the manufacturing services. As of February 28, 2013, we owned a 42.7% equity interest in VisEra Technologies Company Ltd. through VisEra Cayman.

In August 2005, we entered into the first amendment to the VisEra Agreement (the “Amended VisEra Agreement”) with OVT, VisEra, and VisEra Cayman, pursuant to which VisEra became a subsidiary of VisEra Cayman. In accordance with the Amended VisEra Agreement, VisEra purchased color filter processing equipment and related assets from us for an aggregate price equivalent to US$16 million. In January 2007, we signed the second amendment and agreed to an expansion in VisEra’s manufacturing capacity. For the capacity expansion, we and OVT each agreed to make an additional US$27 million investment to VisEra. There were no significant sales to or purchases from VisEra from 2010 to 2012.

Global Unichip Corporation (“GUC”)

In January 2003, we acquired 52.0% equity interest in GUC, a System-on-Chip (SoC) design service company that provides large scale SoC implementation services. GUC has been listed on the Taiwan Stock Exchange since November 3, 2006. Since July 2011, we are no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, we no longer consolidate GUC and its subsidiaries in our financial statements. As of February 28, 2013, we owned approximately 34.8% of the equity interest in GUC.

In the second half of 2011 and for the full year of 2012, we had total sales of NT$2,461 million and NT$4,881 million (US$168 million) to GUC, representing 0.6% and 1.0% of our total sales, respectively.

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

In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. The outcome cannot be determined at this time.

Other than the matters described above, we were not involved in any other material litigation in 2012 and are not currently involved in any material litigation.

Dividends and Dividend Policy

The following table sets forth the dividends per share paid during each of the years indicated in respect of common shares outstanding on the record date applicable to the payment of those dividends. During the period from 2008 to 2012, we paid cash dividends in the amounts of NT$76,881,311,145, NT$76,876,311,768, NT$77,708,119,866, NT$77,730,235,992 and NT77,748,667,725 (US$2,676,374,104), respectively.

	Cash Dividends Per Share	Stock dividends Per 100 shares	Total shares issued as stock dividends	Outstanding common shares at year end
	NT$

2008	3.0251	0.50417(1)	128,135,520(1)	25,625,437,256
2009	2.9999	0.49998(1)	128,127,187(1)	25,902,706,622
2010	2.9997	-	-	25,910,078,664
2011	2.9995	-	-	25,916,222,575
2012	2.9995	-	-	25,924,435,668

(1)	40% of the stock dividends were paid out of retained earnings and 60% were from capitalization of capital surplus.

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

Except as otherwise specified in the articles of incorporation or under Taiwan law, we are not permitted to distribute dividends or make other distributions to shareholders in respect of any year in which we have no current or retained earnings (excluding reserves). The R.O.C. Company Law also requires that 10% of annual net income (less prior years’ losses and outstanding taxes) be set aside as legal reserves until the accumulated legal reserves equal our paid-in capital. Our articles of incorporation provide that at least one percent of annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as a bonus to employees and that not more than 0.3 percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as a bonus to directors. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses.

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per common share(2)			Closing price per ADS(2)
	High	Low	Average daily Trading volume (in thousands of shares)(2)	High	Low	Average daily Trading volume (in thousands of ADSs)(2)
	(NT$)	(NT$)		(US$)	(US$)

2008	54.17	30.47	63,140	9.42	4.90	17,527
2009	57.16	32.78	63,800	10.10	5.86	19,433
2010	67.39	50.30	46,661	11.76	8.33	14,140
First Quarter	57.07	50.30	48,643	10.22	8.44	16,443
Second Quarter	56.63	51.35	46,187	9.93	8.33	15,460
Third Quarter	58.24	52.76	46,715	9.79	8.64	13,772
Fourth Quarter	67.39	55.93	45,350	11.76	9.45	11,012
2011	73.87	61.05	50,131	12.86	10.56	14,704
First Quarter	72.11	62.31	62,530	12.67	10.59	16,176
Second Quarter	71.65	62.96	51,369	12.86	11.07	15,740
Third Quarter	71.07	61.05	50,817	12.53	10.56	15,292
Fourth Quarter	73.87	66.16	37,212	12.76	10.92	11,621
2012	99.20	72.33	39,620	17.27	12.57	10,581
First Quarter	82.74	72.33	42,302	14.85	12.69	8,925
Second Quarter	85.73	73.77	39,622	15.59	12.57	11,219
Third Quarter	89.80	74.30	40,892	15.82	12.65	12,327
Fourth Quarter	99.20	84.80	35,971	17.27	15.03	9,814
October	91.00	84.80	36,309	16.16	15.03	11,387
November	98.70	89.20	38,349	17.27	15.77	9,616
December	99.20	94.80	33,128	17.19	16.75	8,371
2013
January	102.00	99.00	35,008	18.27	17.52	10,721
February	109.00	101.50	36,496	19.15	17.81	8,522
March (through March 29, 2013)	105.00	98.00	39,896	18.33	16.89	9,800

Source: Bloomberg

(1)	Trading in ADSs commenced on October 8, 1997 on the New York Stock Exchange. Each ADS represents the right to receive five common shares.
(2)

As adjusted for a “NT$3.0251 cash dividend per share and a 0.50417% stock dividend in July 2008”, a “NT$2.9999 cash dividend per share and a 0.49998% stock dividend in July 2009”, a “NT$2.9997 cash dividend per share in July 2010”, a “NT$2.9995 cash dividend per share in July 2011”, and a “NT$2.9995 cash dividend per share in July 2012”.

ITEM 10.	ADDITIONAL INFORMATION

Description of Common Shares

We are organized under the laws of the R.O.C. Set forth below is a description of our common shares, including summaries of the material provisions of our articles of incorporation, the R.O.C. Company Law, the R.O.C. Securities and Exchange Law and the regulations promulgated thereunder.

General

Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,924,435,668 common shares were issued and outstanding as of December 31, 2012.

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

Dividends and Distributions

An R.O.C. company is generally not permitted to distribute dividends or to make any other distributions to shareholders in respect of any year for which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside in a legal reserve, until such time as its legal reserve equals its paid-in capital, 10% of its net income for that fiscal year (less any past losses and outstanding tax), and may set aside a special reserve. Our articles of incorporation provide that at least one percent of the net distributable income for that fiscal year be distributed as a bonus to employees and that not more than 0.3 percent of the net distributable income for that fiscal year may be distributed as a bonus to directors. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses. Prior to 2004, it has been our practice in each of the past years to pay all of employee bonuses in the form of stock. In 2004, we paid 20% of the bonus in the form of cash, and in 2005, 2006, 2007, 2008 and 2009, we paid 50% of the bonus in the form of cash. In 2011 and 2012, we paid 100% of the bonus in the form of cash. Effective in 2008, both bonus to directors and employees became expense items under the company’s income statements. In 2009, half of the employee profit sharing was paid in stock, for which, the number of shares was determined based on the closing price of TSMC common shares the day before TSMC’s annual shareholders’ meeting. Subject to compliance with these requirements, a company may pay dividends or make other distributions from its accumulated earnings or reserves as permitted by the R.O.C. Company Law as set forth below.

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

Preemptive Rights and Issues of Additional Common Shares

Under the R.O.C. Company Law, when a public company such as us issues new shares of common stock for cash, 10% to 15% of the issue must be offered to its employees. The remaining new shares must be offered to existing shareholders in a preemptive rights offering, subject to a requirement under the R.O.C. Securities and Exchange Law that at least 10% of these issuances must be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, thereby limiting or waiving the preemptive rights of existing shareholders. The preemptive rights provisions do not apply to limited circumstances, such as:

•	issuance of new shares upon conversion of convertible bonds; and

•	offerings of new shares through a private placement approved at a shareholders’ meeting.

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

Register of Shareholders and Record Dates

Our share registrar, Chinatrust Commercial Bank, maintains the register of our shareholders at its office in Taipei, Taiwan. Under the R.O.C. Company Law, the transfer of common shares in registered form is effected by endorsement of the transferor’s and transferee’s seals on the share certificates and delivery of the related share certificates. In order to assert shareholders’ rights against us, however, the transferee must have his name and address registered on the register of shareholders. Shareholders are required to file their respective specimen signatures or seals with us. The settlement of trading in the common shares is carried out on the book-entry system maintained by the Taiwan Depository & Clearing Corporation.

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

We joined the Customer Co-Investment Program of ASML Holding N.V. (“ASML”) and entered into an investment agreement in August 2012. The agreement includes an investment of EUR838 million to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. Both parties also signed a research and development funding agreement under which we will provide EUR277 million to ASML’s research and development programs from 2013 to 2017.

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

The R.O.C. Financial Supervisory Commission announced on April 30, 2009 the Regulations Governing Mainland Chinese Investors’ Securities Investments (“PRC Regulations”). According to the PRC Regulations, a PRC qualified domestic institutional investor (“QDII”) is allowed to invest in R.O.C. securities (including less than 10% shareholding of an R.O.C. company listed on Taiwan Stock Exchange or Over-the-Counter (GreTai) Securities Market). Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. For each QDII, the custodians of such QDIIs must apply with the Taiwan Stock Exchange for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the R.O.C. securities market with the amount approved by the Taiwan Stock Exchange. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment of certain other industries in a given company is restricted to a certain percentage pursuant to a list promulgated by the FSC and amended from time to time. PRC investors other than QDII are prohibited from making investments in an R.O.C. company listed on the Taiwan Stock Exchange or the Over-the-Counter (GreTai) Securities Market if the investment is less than 10% of the equity interest of such R.O.C. company.

In addition to investments permitted under the PRC Regulations, PRC investors who wish to make (i) direct investment in the shares of R.O.C. private companies or (ii) investments, individually or aggregately, in 10% or more of the equity interest of an R.O.C. company listed on the Taiwan Stock Exchange or Over-the-Counter (GreTai) Securities Market are required to submit an investment approval application to the Investment Commission of the Ministry of Economic Affairs or other government authority. The Investment Commission or such other government authority reviews Investment Approval application and approves or disapproves each application after consultation with other governmental agencies. Furthermore, PRC investor who wishes to be elected as an R.O.C. company’s director or supervisor shall also submit an investment approval application to the Investment Commission of the Ministry of Economic Affairs or other government authority for approval.

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

Taxation

R.O.C. Taxation

The following is a general summary of the principal R.O.C. tax consequences of the ownership and disposition of ADSs representing common shares to a non-resident individual or entity. It applies only to a holder that is:

—	an individual who is not an R.O.C. citizen, who owns ADSs and who is not physically present in the R.O.C. for 183 days or more during any calendar year (a “Non-ROC Individual Holder”); or

—

a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the R.O.C. for profit-making purposes and has no fixed place of business or other permanent establishment in the R.O.C. (a “Non-ROC Entity Holder”).

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

Capital Gains. Capital gains realized from the sale or disposal of the common shares on or before December 31, 2012 are exempt from R.O.C. income tax under Article 4-1 of the R.O.C. Income Tax Act. Starting from January 1, 2013, Non-R.O.C. Entity Holders remain exempt from income tax on capital gains from the sale or disposal of the common shares. However, Non-R.O.C. Individual Holders are now subject to R.O.C. income tax on capital gains from the sale or disposal of the common shares. Capital loss incurred therefrom can be deducted from capital gains in calculating the net capital gain and income tax liability, but cannot be carried forward to subsequent years. Capital gains are taxed at a flat rate of 15%. In addition, only 50% of the net capital gains are subject to income tax if the Non-R.O.C. Individual Holder has held the common shares for one year or longer. As a result, the tax agent of each Non-R.O.C. Individual Holder should pay the income tax payable, if any, and file an income tax return in May 2014 for the capital gains that the Non-R.O.C. Individual Holder generates in year 2013.

Subscription Rights. Distributions of statutory subscription rights for common shares in compliance with R.O.C. law are not subject to any R.O.C. tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are exempted from income tax but are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Non-R.O.C. Entity Holders remain exempt, after January 1, 2013, from income tax on capital gains from the sale of statutory subscription rights evidenced by securities. However, Non-R.O.C. Individual Holders are now subject to R.O.C. income tax on capital gains from such sale. Proceeds derived from sales of statutory subscription rights that are not evidenced by securities are subject to capital gains tax at the rate of 20%.

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

Tax Treaty. The R.O.C. does not have a double taxation treaty with the United States. On the other hand, the R.O.C. has double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Israel, Gambia, The Netherlands, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, Swaziland, India, Slovakia, Switzerland, Germany and Thailand which may limit the rate of R.O.C. withholding tax on dividends paid with respect to common shares in R.O.C. companies. The ADS holders may be considered to hold common shares for the purposes of these treaties. Accordingly, if the holders may otherwise be entitled to the benefits of the relevant income tax treaty, the holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.

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

The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2012.

	As of December 31, 2012 Expected Maturity Dates							As of December 31, 2011
	2013	2014	2015	2016	2017 and thereafter	Total	Aggregate Fair Value	Total	Aggregate Fair Value
Long-term debt (in millions)
NT$ denominated debt
Variable rate	NT$128	NT$588	NT$137	NT$625	NT$10	NT$1,488	NT$1,488	NT$1,650	NT$1,650
Average interest rate	1.25%	1.60%	1.47%	1.56%	1.70%	1.54%(2)		1.52%(2)	-
Fixed rate	-	-	-	NT$10,500	NT$69,500	NT$80,000	NT$80,343(1)	NT$22,500	NT$22,597(1)
Average interest rate	-	-	-	1.40%	1.38%	1.39%(2)	-	1.80%(2)	-
Interest rate swaps (in millions)
Variable to fixed rate	-	-	-	-	-	-	-	NT$80	NT$(0)
Average pay fixed rate	-	-	-	-	-	-	-	1.38%	-

(1)	Represents the then quoted market price.
(2)	Average interest rates under “Total” are the weighted average interest rates of each year for loans outstanding.

Foreign Currency Risk: Substantial portions of our revenues and expenses are denominated in currencies other than NT dollar. As a result, as of December 31, 2012, the majority of our receivables and payables were denominated in currencies other than NT dollar, primarily in U.S. dollar, Euro and Japanese Yen. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize foreign currency denominated debts and offsetting derivatives, including currency forward contracts and cross currency swaps, to hedge our currency exposure. These hedging transactions help to reduce partially, but do not eliminate, the impact of foreign currency exchange rate movements. Based on a sensitivity analysis performed on our financial position as of December 31, 2012, a hypothetical, unfavorable 10% movement in the levels of foreign currency exchange rates relative to the NT dollar, after taking into account hedges and offsetting positions, would have increased our net unrealized losses by NT$887 million.

Our policy is to account for the unrealized gains or losses of these hedging contracts on a mark-to-market rate basis through profit or loss. These derivative financial instruments are required under R.O.C. Statement of Financial Accounting Standards No. 34 “Financial Instruments: Recognition and Measurement” to be recognized at fair market value on the balance sheet. Please see note 26 of our consolidated financial statements for information on the net assets, liabilities and purchase commitments that have been hedged by these derivative transactions.

The table below presents our outstanding financial derivative transactions as of December 31, 2012. These contracts all had a maturity date of not more than 12 months.

Forward Exchange Agreements (in millions)	As of December 31, 2012 Expected Maturity Dates							As of December 31, 2011

	2013	2014	2015	2016	2017 and thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
(Sell US$/Buy NT$) Contract amount	US$13.7	-	-	-	-	US$13.7	NT$0.4	US$16.9	NT$(1.4)

Average contractual exchange rate (against NT$ dollars)	29.07	-	-	-	-	29.07	-	30.18	-
(Sell NT$/Buy JPY) Contract amount	NT$44.1	-	-	-	-	NT$44.1	NT$(0.4)	-	-

Average contractual exchange rate (against NT$ dollars)	0.34	-	-	-	-	0.34	-	-	-

(Sell RMB/Buy US$) Contract amount	-	-	-	-	-	-	-	RMB1,118.7	NT$(10.9)

Average contractual exchange rate (against RMB)	-	-	-	-	-	-	-	6.32	-
(Sell EUR/Buy US$) Contract amount	-	-	-	-	-	-	-	-	-

Average contractual exchange rate (against US$ dollars)	-	-	-	-	-	-	-	-	-
(Sell EUR/Buy NT$) Contract amount	-	-	-	-	-	-	-	EUR38.6	NT$14.9

Average contractual exchange rate (against NT$ dollars)	-	-	-	-	-	-	-	39.59	-
(Sell US$/Buy EUR) Contract amount	-	-	-	-	-	-	-	US$2.1	NT$(0.9)

Average contractual exchange rate (against US$ dollars)	-	-	-	-	-	-	-	1.31	-
(Sell US$/Buy JPY) Contract amount	-	-	-	-	-	-	-	US$3.3	NT$0.1

Average contractual exchange rate (against Japanese Yen)	-	-	-	-	-	-	-	77.92	-
(Sell NT$/Buy US$) Contract amount	NT$590	-	-	-	-	NT$590	NT$(0.2)	NT$163.5	NT$(0.1)

Average contractual exchange rate (against NT$ dollars)	28.94	-	-	-	-	28.94	-	30.28	-
(Sell US$/Buy RMB) Contract amount	US$20	-	-	-	-	US$20	NT$(7.7)	-	-

Average contractual exchange rate (against Japanese Yen)	6.24	-	-	-	-	6.24	-	-	-
(Sell NT$/Buy EUR) Contract amount	NT$9,417	-	-	-	-	NT$9,417	NT$34.3	-	-

Average contractual exchange rate (against NT$ dollars)	38.28	-	-	-	-	38.28	-	-	-

Cross Currency Swap (in millions)	As of December 31, 2012 Expected Maturity Dates							As of December 31, 2011
	2012	2013	2014	2015	2016 onward	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
(Sell NT$/Buy US$) Contract amount	NT$1,083.1	-	-	-	-	NT$1,083.1	NT$(0.7)	NT$420.4	NT$(0.1)
Range of interest rate paid	0%	-	-	-	-	0%	-	0%	-
Range of interest rate received	0.06%	-	-	-	-	0.06%	-	0.48%	-
(Sell US$/Buy NT$) Contract amount	US$275	-	-	-	-	US$275	NT$(1.8)	-	-
Range of interest rate paid	0.14%~0.17%	-	-	-	-	0.14%~0.17%	-	-	-
Range of interest rate received	0%	-	-	-	-	0%	-	-	-

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts were terminated on the balance sheet date.

Other Market Risk: In addition to our interests in VIS, SSMC, VisEra, Mcube, GUC and Motech, we have made investments in equity securities including convertible bonds issued by private companies related to semiconductor and other technology industries mostly through a number of investment funds. As of December 31, 2012, the aggregate carrying value of these investments on our balance sheet was NT$3,605 million (US$124 million). As of December 31, 2012, approximately NT$2,976 million (US$102 million) of this amount in venture capital investments was made through InveStar Semiconductor Development Fund, and InveStar Semiconductor Development Fund (II), our two 97.1% owned subsidiaries, Emerging Alliance Fund L.P., VentureTech Alliance Fund II, and VentureTech Alliance Fund III, our 99.5%, 98.0% and 99.0% respectively owned subsidiaries. The carrying value of these investments in private companies and in the investment funds are subject to fluctuation based on many factors such as prevailing market conditions. Moreover, because most of the investments are unlisted securities, the fair market value may be significantly different from our carrying value. Upon any subsequent sale of our investments, we may not be able to realize our carrying value as of December 31, 2012 or any subsequent date. As of December 31, 2012, we also had investments in the amount of NT$46,219 million (US$1,591 million), of which, NT$41,162 million (US$1,417 million) was classified as available-for-sale which predominantly consists of our investment in ASML shares with a carrying value of NT$38,751 million (US$1,334 million) and NT$5,057 million (US$174 million) was classified as held-to-maturity. We have experienced declines in the value of certain investments and recorded an impairment loss of NT$3,045 million (US$105 million) in 2012. As of December 31, 2012, our net unrealized gain related to bonds and publicly traded stocks was NT$7,973 million (US$274 million).

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

In 2012, Citibank, N.A., the Depositary Bank for our ADR program, made no payment to us.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2012.

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

As of the end of 2012, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2012 is effective.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our company’s internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included at the end of this Item 15.

Changes in Internal Control over Financial Reporting. During 2012, there was no material change to our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taiwan Semiconductor Manufacturing Company Limited

We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 14, 2013 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding i) the reconciliation to accounting principles generally accepted in the United States of America; and ii) the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
March 14, 2013

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

The table below summarizes the fees that we paid for services provided by Deloitte & Touche and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2011 and 2012.

	2011	2012
	NT$	NT$
	(In thousands)
Audit Fees	77,056	66,048
Audit-Related Fees	350	590
All Other Fees	400	2,250

Total	77,806	68,888

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

The most relevant differences between TSMC corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US Companies under Listed Company Manual Section 303A	TSMC Corporate Practices
NYSE Section 303A.01 requires a NYSE-listed company to have a majority of independent directors on its board of directors.	Taiwan law does not require a board of directors of publicly traded companies to consist of a majority of independent directors. Taiwan law requires public companies meeting certain criteria to have at least two independent directors but no less than one fifth of the total number of directors on its board of directors. In addition, Taiwan law requires public companies to disclose information pertaining to their directors, including their independence status. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for information on the total number of TSMC directors and directors who would be considered independent under NYSE Section 303A.02 and Taiwan law.
NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the listed company either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company).	Taiwan law establishes comparable standards to evaluate director independence. For further information, please consult TSMC’s Taiwan Annual Report for the relevant year.
NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	Taiwan law does not contain such a requirement. Except for meetings of sub-committees of the board of directors and those held by managing directors, Taiwan law does not allow separate board meetings of part but not all of the board of directors.

NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.	Taiwan law does not contain such a requirement. Taiwan law requires directors to be nominated either by the shareholders or by the entire board of directors.
NYSE Section 303A.05(a) requires listed companies to have a compensation committee comprised entirely of independent directors.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its compensation committee since 2003, which has met the requirements under the Taiwan law. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition and functions of its compensation committee.
NYSE Section 303A.05(b) requires a compensation committee’s charter to establish certain minimum responsibilities and to provide for an annual evaluation of the committee’s performance.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its compensation committee since 2003, which has met the requirements under the Taiwan law, and TSMC’s compensation committee charter contains the same responsibilities as those provided under NYSE Section 303A.05(b)(i) and mandates the committee to review the adequacy of its charter annually.
NYSE Section 303A.06 requires listed companies to have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the Exchange Act). Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005.	Taiwan law requires public companies meeting certain criteria (which has yet been promulgated) to have an audit committee that satisfies comparable standards or public companies may voluntarily elect to establish an audit committee. TSMC has voluntarily elected to establish an audit committee. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.
NYSE Section 303A.07(a) requires an audit committee to consist of at least three board members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee of which at least one shall have accounting or financial expertise. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.
NYSE Section 303A.07(a) requires that if an audit committee member is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of that company shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report on Form 10-K filed with the SEC.	Taiwan law does not contain such requirement. Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee. Taiwan law forbids an independent director from serving as an independent director on a total of four or more Taiwan public companies.

NYSE Section 303A.07(a) All members of the audit committee are required to be independent.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee.
NYSE Section 303A.07(b) requires an audit committee to have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Rule 10A-3(b)(2), (3), (4) & (5) of the Exchange Act.	Taiwan law requires comparable standards. TSMC currently has a written audit committee charter containing the same duties and responsibilities as those provided under Section 10A-3(b)(1) of the Exchange Act.
NYSE Section 303A.07(b)(iii)(B) and (C) establishes audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (ii) to discuss the company’s press releases relating to its earnings as well as the financial information and guidelines relating to its earnings that are supplied to analysts and rating agencies.	TSMC’s written audit committee charter establishes the same audit committee objectives.
NYSE Section 303A.07(b)(iii)(G) requires an audit committee to establish clear policies for hiring external auditor’s employees.	Taiwan law does not contain such requirement.
NYSE Section 303A.07(c) requires each company to have an internal audit function that provides to the management and to the audit committee ongoing assessments on the company’s risk management processes and internal control system.	Taiwan law requires public companies to establish an internal audit department. Internal auditors are subject to strict qualification standards under Taiwan law, which require the board of directors to approve the head of a company’s internal audit department. TSMC’s internal audit department has substantially the same responsibilities as provided under NYSE Section 303A.07(d).
NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Taiwan law imposes a similar requirement. TSMC currently has in place an equity based compensation plan. TSMC’s employee stock option plans (“ESOPs”) are required to be approved by the board of directors. Shareholders’ approval is not required if the number of options granted under the relevant ESOP does not exceed the reservation made in TSMC’s Articles of Incorporation. Otherwise, any change to such reservation in the Articles requires shareholders’ approval.
NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the compensation committee.)	Under Taiwan law, if a listed company has adopted corporate governance guidelines, it must inform investors how to access such guidelines.
NYSE Section 303A.09 requires the board of directors to make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon.	Taiwan law does not contain such requirement.
NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain.	Taiwan law does not contain such requirement. But, because of sound corporate governance principles, TSMC has adopted a “Policy of Ethics and Business Conduct”, which complies with the Sarbanes-Oxley Act’s requirements concerning financial officers and CEO accountability.

NYSE Section 303A.12(a) requires the CEO, on a yearly basis, to certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance.	Taiwan law does not contain such a requirement. But, in order to comply with relevant SEC regulations, TSMC’s CEO is required to certify in TSMC’s 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of TSMC.
NYSE Section 303A.12(b) requires the CEO to notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.	Taiwan law does not contain such requirement. But, in order to be consistent with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC’s CEO complies with the notice provision as set forth under NYSE Section 303A.12(b).
NYSE Section 303A.12(c) requires each listed company to submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation each time a change occurs in the board or any of the committees subject to Section 303A.	Taiwan law does not contain such requirement. But, in order to comply with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC complies with NYSE Section 303A.12(c).

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Refer to the consolidated financial statements on page F-1.

ITEM 19.	EXHIBITS

(a)	See page F-1 for an index of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:
	1.1	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on June 12, 2012.

	2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

	3.1	Rules for Election of Directors, as amended and restated on June 12, 2012.

	3.2	Rules and Procedures of Board of Directors Meetings, as “amended and restated” on Nov 13, 2012.

	3.3(2)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002.

	4.1(2)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 1997 to July 31, 2017) (in Chinese with English summary).

4.2(3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 1, 1998 to April 30, 2018) (in Chinese with English summary).

4.3(3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective November 1, 1999 to October 31, 2019) (in Chinese with English summary).

4.4(3)	Land Lease with Hsinchu Science Park Administration relating to Fab 7 (effective December 4, 1989 to December 3, 2009) (in Chinese with English summary).

4.5(2)	Land Lease with Hsinchu Science Park Administration relating to the Fab 7 (effective July 1, 1995 to June 30, 2015) (in Chinese with English summary).

4.6(2)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 1997 to March 14, 2017) (in Chinese with English summary).

4.7(3)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) (effective December 1, 1999 to November 30, 2019) (in Chinese with English summary).

4.8a(4)	Taiwan Semiconductor Manufacturing Company Limited 2002 Employee Stock Option Plan, as revised by the board of directors on March 4, 2003.

4.8aa(5)	Taiwan Semiconductor Manufacturing Company Limited 2003 Employee Stock Option Plan.

4.8aaa(6)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan.

4.8aaaa(1)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan, as revised on February 22, 2005.

4.8b(4)	TSMC North America 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.8bb(5)	TSMC North America 2003 Employee Stock Option Plan.

4.8c(4)	WaferTech, LLC 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.8cc(5)	WaferTech, LLC 2003 Employee Stock Option Plan.

4.8ccc(6)	WaferTech, LLC 2004 Employee Stock Option Plan.

4.8cccc(1)	WaferTech, LLC 2004 Employee Stock Option Plan, as revised on February 22, 2005.

+4.9(7)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd.

4.10(9)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 and Corporate Headquarters (effective April 1, 1988 to March 31, 2008) (in Chinese with English summary).

4.11(9)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 and 4 (effective May 16, 1993 to May 15, 2013) (in Chinese with English summary).

4.12(8)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

4.13(8)	Land Lease with Southern Taiwan Science Park Administration relating to fabs located in Southern Taiwan Science Park (effective November 1, 2000 to October 31, 2020) (English summary).

4.14	Land Lease with Central Science Industrial Park Administration relating to fabs located in Taichung Science Park (effective September 1, 2009 to September, 2029) (English summary).

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

99.1	Consent of Deloitte & Touche.

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2004, filed by TSMC on May 16, 2005.
(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.
(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.
(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed by TSMC on June 23, 2003.
(5)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on October 20, 2003.
(6)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on January 6, 2005.
(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.
(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.
(9)	Previously filed in TSMC’s registration statement on Form F-1, filed by TSMC on September 15, 1997.
+	Contains portions for which confidential treatment has been requested.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.

Date: April 2, 2013

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Lora Ho
Name:	Lora Ho
Title:	Senior Vice President, Chief Financial Officer & Spokesperson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 (all expressed in New Taiwan dollars).    These financial statements are the responsibility of the Company’s management.    Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America.    The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2012 and the determination of shareholders’ equity and financial position as of December 31, 2011 and 2012, to the extent summarized in Note 33.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3.    Such U.S. dollar amounts are presented solely for the convenience of the readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China

March 14, 2013

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan or U.S. Dollars, Except Par Value)

		December 31
ASSETS	Notes	2011	2012
		NT$	NT$	US$
				(Note 3)
CURRENT ASSETS
Cash and cash equivalents	2, 5	$143,472.3	$143,410.6	$4,936.7
Financial assets at fair value through profit or loss	2, 6, 26	15.4	39.5	1.4
Available-for-sale financial assets	2, 7, 26	3,308.8	2,410.6	83.0
Held-to-maturity financial assets	2, 8, 26	3,825.7	5,057.0	174.1
Receivables from related parties	4, 27	185.7	353.8	12.2
Notes and accounts receivable, net	2, 4, 9	40,762.0	51,739.6	1,781.0
Other receivables from related parties	4, 27	122.3	185.6	6.4
Other financial assets	28	617.1	473.8	16.3
Inventories	2, 10	24,840.6	37,830.5	1,302.2
Deferred income tax assets	2, 21	5,936.5	8,001.2	275.4
Prepaid expenses and other current assets		2,174.0	2,786.4	95.9

Total current assets		225,260.4	252,288.6	8,684.6

LONG-TERM INVESTMENTS	2, 7, 8, 11, 13, 26
Investments accounted for using equity method		24,900.3	23,430.0	806.5
Available-for-sale financial assets		-	38,751.2	1,334.0
Held-to-maturity financial assets		5,243.2	-	-
Financial assets carried at cost		4,315.0	3,605.1	124.1

Total long-term investments		34,458.5	65,786.3	2,264.6

PROPERTY, PLANT AND EQUIPMENT, NET	2, 14, 27	490,374.9	617,529.5	21,257.5

INTANGIBLE ASSETS
Goodwill	2	5,694.0	5,523.7	190.1
Deferred charges, net	2, 15	5,167.6	5,435.9	187.1

Total intangible assets		10,861.6	10,959.6	377.2

OTHER ASSETS
Deferred income tax assets	2, 21	7,436.7	4,776.0	164.4
Refundable deposits	27	4,518.8	2,426.7	83.5
Others	2, 27	1,354.0	1,267.9	43.7

Total other assets		13,309.5	8,470.6	291.6

TOTAL ASSETS		$774,264.9	$955,034.6	$32,875.5

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 14, 2013)

		December 31
LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	2011	2012
		NT$	NT$	US$
				(Note 3)

CURRENT LIABILITIES
Short-term loans	16	$25,926.5	$34,714.9	$1,195.0
Financial liabilities at fair value through profit or loss	2, 6, 26	13.8	15.6	0.5
Hedging derivative financial liabilities	2, 12, 26	0.2	-	-
Accounts payable		10,530.5	14,490.4	498.8
Payable to related parties	27	1,328.5	748.6	25.8
Income tax payable	2, 21	10,656.1	15,635.6	538.2
Salary and bonus payable		6,148.5	7,535.3	259.4
Accrued profit sharing to employees and bonus to directors and supervisors	2, 22	9,081.3	11,186.6	385.1
Payables to contractors and equipment suppliers		35,540.5	44,831.8	1,543.3
Accrued expenses and other current liabilities	14, 19, 26, 30	13,218.3	13,149.0	452.6
Current portion of bonds payable and long-term bank loans	17, 18, 26	4,562.5	128.1	4.4

Total current liabilities		117,006.7	142,435.9	4,903.1

LONG-TERM LIABILITIES
Bonds payable	17, 26	18,000.0	80,000.0	2,753.9
Long-term bank loans	18, 26, 28	1,587.5	1,359.4	46.8
Other long-term payables	19, 26	-	54.0	1.9
Obligations under capital leases	2, 14, 26	871.0	748.1	25.7

Total long-term liabilities		20,458.5	82,161.5	2,828.3

OTHER LIABILITIES
Accrued pension cost	2, 20	3,908.5	3,979.6	137.0
Guarantee deposits		444.0	203.9	7.0
Others	27	403.7	500.0	17.2

Total other liabilities		4,756.2	4,683.5	161.2

Total liabilities		142,221.4	229,280.9	7,892.6

COMMITMENTS AND CONTINGENCIES	30

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock - NT$10 par value	22
Authorized: 28,050,000 thousand shares
Issued: 25,916,222 thousand shares in 2011
25,924,435 thousand shares in 2012		259,162.2	259,244.4	8,924.1
Capital surplus	2, 22	55,846.4	56,137.8	1,932.5
Retained earnings	22	322,191.2	410,601.3	14,134.2
Cumulative translation adjustments	2	(6,433.4)	(10,753.8)	(370.2)
Net loss not recognized as pension cost	2	-	(5.3)	(0.2)
Unrealized gain/loss on financial instruments	2, 12, 26	(1,172.9)	7,973.3	274.5

Equity attributable to shareholders of the parent		629,593.5	723,197.7	24,894.9

MINORITY INTERESTS	2	2,450.0	2,556.0	88.0

Total shareholders’ equity		632,043.5	725,753.7	24,982.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$774,264.9	$955,034.6	$32,875.5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
	Notes	2010	2011	2012
		NT$	NT$	NT$	US$
					(Note 3)

NET SALES	2, 27, 32	$419,537.9	$427,080.6	$506,248.6	$17,426.8

COST OF SALES	10, 27	212,484.3	232,937.4	262,628.7	9,040.6

GROSS PROFIT BEFORE AFFILIATES ELIMINATION		207,053.6	194,143.2	243,619.9	8,386.2

UNREALIZED GROSS PROFIT FROM AFFILIATES	2	-	(74.0)	(25.0)	(0.9)

GROSS PROFIT		207,053.6	194,069.2	243,594.9	8,385.3

OPERATING EXPENSES
Research and development	27	29,706.7	33,829.9	40,402.1	1,390.8
General and administrative		12,804.0	14,164.1	17,638.1	607.1
Marketing		5,367.6	4,517.8	4,497.5	154.8

Total operating expenses		47,878.3	52,511.8	62,537.7	2,152.7

INCOME FROM OPERATIONS	32	159,175.3	141,557.4	181,057.2	6,232.6

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net	2, 11	2,298.2	897.6	2,028.6	69.8
Interest income		1,665.2	1,479.5	1,645.0	56.6
Settlement income	30	6,939.8	947.3	883.8	30.4
Foreign exchange gain, net	2	-	-	582.5	20.1
Gain on settlement and disposal of financial assets, net	2, 26	736.8	233.2	541.1	18.6
Technical service income	27	450.5	407.1	496.7	17.1
Valuation gain on financial instruments, net	2, 6, 26	320.7	507.4	-	-
Others	2, 27	724.9	886.4	604.3	20.9

Total non-operating income and gains		13,136.1	5,358.5	6,782.0	233.5

NON-OPERATING EXPENSES AND LOSSES
Impairment of financial assets	2, 7, 11, 13, 26	159.8	265.5	4,231.6	145.7
Interest expense		425.4	626.7	1,020.4	35.1
Impairment loss on idle assets	2	0.3	98.0	444.5	15.3
Loss on disposal of property, plant and equipment	2	849.3	200.7	31.8	1.1
Foreign exchange loss, net	2	99.1	185.6	-	-
Casualty loss	10	191.0	-	-	-
Others	2, 6, 26	316.1	391.7	556.9	19.2

Total non-operating expenses and losses		2,041.0	1,768.2	6,285.2	216.4

INCOME BEFORE INCOME TAX		170,270.4	145,147.7	181,554.0	6,249.7

INCOME TAX EXPENSE	2, 21	7,988.5	10,694.4	15,590.3	536.7

NET INCOME		$162,281.9	$134,453.3	$165,963.7	$5,713.0

ATTRIBUTABLE TO:
Shareholders of the parent		$161,605.0	$134,201.3	$166,158.8	$5,719.7
Minority interests		676.9	252.0	(195.1)	(6.7)

		$162,281.9	$134,453.3	$165,963.7	$5,713.0

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
	Notes	2010	2011	2012
		NT$	NT$	NT$	US$
					(Note 3)

BASIC EARNINGS PER SHARE	2, 25
Before income tax		$6.54	$5.59	$7.01	$0.24

After income tax		$6.24	$5.18	$6.41	$0.22

DILUTED EARNINGS PER SHARE	2, 25
Before income tax		$6.54	$5.59	$7.01	$0.24

After income tax		$6.23	$5.18	$6.41	$0.22

BASIC EARNINGS PER EQUIVALENT ADS	2
Before income tax		$32.72	$27.95	$35.06	$1.21

After income tax		$31.19	$25.89	$32.05	$1.10

DILUTED EARNINGS PER EQUIVALENT ADS	2
Before income tax		$32.70	$27.94	$35.05	$1.21

After income tax		$31.17	$25.88	$32.04	$1.10

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	2, 25	25,905,832	25,914,076	25,920,735

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	2, 25	25,919,814	25,924,682	25,927,936

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 14, 2013)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Millions of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
	Capital Stock						Unrealized
	(NT$10 Par Value)				Cumulative	Net Loss not	Gain/Loss				Total
	Common Stock		Capital	Retained	Translation	Recognized as	on Financial	Treasury		Minority	Shareholders’
	Shares	Amount	Surplus	Earnings	Adjustments	pension cost	Instruments	Stock	Total	Interests	Equity
	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

BALANCE, JANUARY 1, 2010	25,902,706	$259,027.1	$55,486.0	$181,882.7	$(1,766.7)	$-	$453.6	$-	$495,082.7	$3,965.8	$499,048.5

Appropriations of prior year’s earnings
Cash dividends to shareholders - NT$3.00 per share	-	-	-	(77,708.1)	-	-	-	-	(77,708.1)	-	(77,708.1)
Net income in 2010	-	-	-	161,605.0	-	-	-	-	161,605.0	676.9	162,281.9
Adjustment arising from changes in percentage of ownership in equity method investees	-	-	(17.9)	-	-	-	-	-	(17.9)	4.4	(13.5)
Translation adjustments	-	-	-	-	(4,776.5)	-	-	-	(4,776.5)	7.3	(4,769.2)
Issuance of stock from exercising employee stock options	7,372	73.7	171.1	-	-	-	-	-	244.8	-	244.8
Net changes of valuation gain/loss on available-for-sale financial assets	-	-	-	-	-	-	(338.0)	-	(338.0)	4.0	(334.0)
Net change in shareholders’ equity from equity method investees	-	-	59.2	-	-	-	(6.0)	-	53.2	31.7	84.9
Net change in unrealized gain/loss on hedging derivative financial instruments	-	-	-	-	-	-	(0.3)	-	(0.3)	(0.5)	(0.8)
Decrease in minority interests	-	-	-	-	-	-	-	-	-	(130.1)	(130.1)

BALANCE, DECEMBER 31, 2010	25,910,078	259,100.8	55,698.4	265,779.6	(6,543.2)	-	109.3	-	574,144.9	4,559.5	578,704.4

Appropriations of prior year’s earnings
Cash dividends to shareholders - NT$3.00 per share	-	-	-	(77,730.2)	-	-	-	-	(77,730.2)	-	(77,730.2)
Net income in 2011	-	-	-	134,201.3	-	-	-	-	134,201.3	252.0	134,453.3
Adjustment arising from changes in percentage of ownership in equity method investees	-	-	59.9	-	-	-	-	-	59.9	1.1	61.0
Translation adjustments	-	-	-	-	109.8	-	-	-	109.8	7.6	117.4
Issuance of stock from exercising employee stock options	7,144	71.4	146.3	-	-	-	-	-	217.7	-	217.7
Net changes of valuation gain/loss on available-for-sale financial assets	-	-	-	-	-	-	(1,241.3)	-	(1,241.3)	(3.3)	(1,244.6)
Net change in shareholders’ equity from equity method investees	-	-	(56.1)	-	-	-	(41.1)	-	(97.2)	-	(97.2)
Net change in unrealized gain/loss on hedging derivative financial instruments	-	-	-	-	-	-	0.2	-	0.2	0.3	0.5
Acquisition of treasury stock - shareholders executed the appraisal right	-	-	-	-	-	-	-	(71.6)	(71.6)	-	(71.6)
Retirement of treasury stock	(1,000)	(10.0)	(2.1)	(59.5)	-	-	-	71.6	-	-	-
Decrease in minority interests	-	-	-	-	-	-	-	-	-	(379.3)	(379.3)
Effect of changes in consolidated entities	-	-	-	-	-	-	-	-	-	(1,987.9)	(1,987.9)

BALANCE, DECEMBER 31, 2011	25,916,222	259,162.2	55,846.4	322,191.2	(6,433.4)	-	(1,172.9)	-	629,593.5	2,450.0	632,043.5

Appropriations of prior year’s earnings
Cash dividends to shareholders - NT$3.00 per share	-	-	-	(77,748.7)	-	-	-	-	(77,748.7)	-	(77,748.7)
Net income in 2012	-	-	-	166,158.8	-	-	-	-	166,158.8	(195.1)	165,963.7
Adjustment arising from changes in percentage of ownership in equity method investees	-	-	128.6	-	-	-	-	-	128.6	(38.2)	90.4
Translation adjustments	-	-	-	-	(4,320.4)	-	-	-	(4,320.4)	52.9	(4,267.5)
Net loss not recognized as pension cost	-	-	-	-	-	(4.4)	-	-	(4.4)	-	(4.4)
Issuance of stock from exercising employee stock options	8,213	82.2	160.3	-	-	-	-	-	242.5	-	242.5
Stock option compensation cost	-	-	2.5	-	-	-	-	-	2.5	3.7	6.2
Net changes of valuation gain/loss on available-for-sale financial assets	-	-	-	-	-	-	9,128.6	-	9,128.6	(3.6)	9,125.0
Net change in shareholders’ equity from equity method investees	-	-	-	-	-	(0.9)	17.5	-	16.6	-	16.6
Net change in unrealized gain/loss on hedging derivative financial instruments	-	-	-	-	-	-	0.1	-	0.1	0.1	0.2
Increase in minority interests	-	-	-	-	-	-	-	-	-	286.2	286.2

BALANCE, DECEMBER 31, 2012	25,924,435	$259,244.4	$56,137.8	$410,601.3	$(10,753.8)	$(5.3)	$7,973.3	$-	$723,197.7	$2,556.0	$725,753.7

BALANCE, DECEMBER 31, 2012 (IN MILLIONS OF US$ - Note 3)		$8,924.1	$1,932.5	$14,134.2	$(370.2)	$(0.2)	$274.5	$-	$24,894.9	$88.0	$24,982.9

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 14, 2013)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$161,605.0	$134,201.3	$166,158.8	$5,719.7
Net income (loss) attributable to minority interests	676.9	252.0	(195.1)	(6.7)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	87,810.1	107,681.5	131,349.3	4,521.5
Unrealized gross profit from affiliates	-	74.0	25.0	0.9
Amortization of premium/discount of financial assets	34.2	24.7	4.9	0.2
Stock option compensation cost	-	-	6.2	0.2
Impairment loss of financial assets	159.8	265.5	4,231.6	145.7
Gain on disposal of available-for-sale financial assets, net	(603.3)	(212.4)	(399.6)	(13.8)
Gain on disposal of financial assets carried at cost, net	(133.5)	(20.8)	(141.5)	(4.8)
Equity in earnings of equity method investees, net	(2,298.2)	(897.6)	(2,028.6)	(69.8)
Cash dividends received from equity method investees	320.0	2,848.1	2,088.5	71.9
Loss (gain) on disposal of property, plant and equipment and other assets, net	633.2	(3.3)	(0.1)	-
Settlement income from receiving equity securities	(4,434.4)	(158.8)	(0.9)	-
Impairment loss on idle assets	0.3	98.0	444.5	15.3
Deferred income tax	(377.3)	(491.1)	573.2	19.7
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	198.2	(13.7)	(22.3)	(0.8)
Receivables from related parties	9.8	123.3	(168.1)	(5.8)
Notes and accounts receivable, net	(7,609.8)	1,136.3	(10,971.3)	(377.7)
Other receivables from related parties	(3.3)	2.3	(63.3)	(2.2)
Other financial assets	741.0	376.3	122.3	4.2
Inventories	(7,492.1)	2,611.3	(12,989.9)	(447.2)
Prepaid expenses and other current assets	(752.4)	(403.8)	(626.4)	(21.6)
Accounts payable	933.9	(1,968.8)	1,395.9	48.1
Payables to related parties	84.1	462.6	(605.2)	(20.8)
Income tax payable	(1,615.6)	3,490.3	4,979.5	171.4
Salary and bonus payable	(2,892.9)	(275.6)	1,386.8	47.7
Accrued profit sharing to employees and bonus to directors and supervisors	4,277.8	(1,925.6)	2,105.3	72.5
Accrued expenses and other current liabilities	189.0	212.1	2,337.6	80.5
Accrued pension cost	15.3	98.9	66.7	2.3

Net cash provided by operating activities	229,475.8	247,587.0	289,063.8	9,950.6

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(186,944.2)	(213,962.5)	(246,137.4)	(8,472.9)
Available-for-sale financial assets	(48,340.3)	(35,088.4)	(31,525.9)	(1,085.2)
Held-to-maturity financial assets	(4,101.5)	(584.3)	-	-
Investments accounted for using equity method	(6,242.4)	-	-	-
Financial assets carried at cost	(1,812.9)	(403.9)	(56.5)	(1.9)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	37,816.3	59,305.0	964.4	33.2
Held-to-maturity financial assets	15,943.0	4,789.0	2,711.4	93.3
Financial assets carried at cost	242.3	226.2	353.7	12.2
Property, plant and equipment and other assets	115.5	698.1	157.5	5.4
Increase in deferred charges	(1,801.7)	(1,715.9)	(1,782.3)	(61.4)
Decrease (increase) in refundable deposits	(5,944.9)	4,149.6	2,092.1	72.0
Decrease (increase) in other assets	(1,015.4)	63.7	26.7	0.9

Net cash used in investing activities	(202,086.2)	(182,523.4)	(273,196.3)	(9,404.4)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 3)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	$31,213.9	$(5,287.4)	$8,788.4	$302.5
Cash dividends	(77,708.1)	(77,730.2)	(77,748.7)	(2,676.4)
Proceeds from long-term bank loans	-	2,250.0	50.0	1.7
Repayment of long-term bank loans	(967.0)	(1,143.0)	(212.5)	(7.3)
Proceeds from issuance of bonds	-	18,000.0	62,000.0	2,134.3
Repayment of bonds	-	-	(4,500.0)	(154.9)
Decrease in obligations under capital lease	-	-	(108.8)	(3.7)
Decrease in other long-term payables	(1,107.3)	(3,633.1)	(2,367.9)	(81.5)
Decrease in guarantee deposits	(232.9)	(342.2)	(240.1)	(8.3)
Proceeds from donation	49.0	-	-	-
Proceeds from exercise of employee stock options	244.8	217.7	242.5	8.3
Acquisition of treasury stock	-	(71.6)	-	-
Increase (decrease) in minority interests	(130.1)	(118.2)	286.2	9.9

Net cash used in financing activities	(48,637.7)	(67,858.0)	(13,810.9)	(475.4)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(21,248.1)	(2,794.4)	2,056.6	70.8

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(2,141.2)	(147.7)	(2,118.3)	(72.9)

EFFECT OF CHANGES IN CONSOLIDATED ENTITIES	-	(1,472.6)	-	-

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	171,276.3	147,887.0	143,472.3	4,938.8

CASH AND CASH EQUIVALENTS, END OF YEAR	$147,887.0	$143,472.3	$143,410.6	$4,936.7

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$392.8	$540.7	$736.6	$25.4
Capitalized interest	-	(9.1)	(6.4)	(0.2)

Interest paid (excluding capitalized interest)	$392.8	$531.6	$730.2	$25.2

Income tax paid	$9,818.4	$7,677.1	$11,312.0	$389.4

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$201,696.5	$207,175.6	$257,689.2	$8,870.5
Decrease (increase) in payables to contractors and equipment suppliers	(14,600.0)	6,846.6	(11,551.7)	(397.6)
Nonmonetary exchange trade-out price	(124.7)	(3.1)	(0.1)	-
Increase in other liabilities	(27.6)	(56.6)	-	-

Cash paid	$186,944.2	$213,962.5	$246,137.4	$8,472.9

Disposal of property, plant and equipment and other assets	$458.5	$543.2	$157.6	$5.4
Decrease (increase) in other financial assets	(218.3)	158.0	-	-
Nonmonetary exchange trade-out price	(124.7)	(3.1)	(0.1)	-

Cash received	$115.5	$698.1	$157.5	$5.4

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 3)

Acquisition of deferred charges	$1,801.7	$1,715.9	$2,253.7	$77.6
Increase in accounts payable	-	-	(303.6)	(10.4)
Increase in payables to related parties	-	-	(25.3)	(0.9)
Increase in other long-term payables	-	-	(142.5)	(4.9)

Cash paid	$1,801.7	$1,715.9	$1,782.3	$61.4

NON-CASH INVESTING AND FINANCING ACTIVITIES
Idle assets reclassified from property, plant and equipment	$0.3	$98.0	$444.5	$15.3

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,406.6	$3,399.9	$913.5	$31.4

Current portion of bonds payable	$-	$4,500.0	$-	$-

Current portion of long-term bank loans	$241.4	$62.5	$128.1	$4.4

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 14, 2013)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

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

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE).    On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

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

The consolidated entities were as follows:

		Percentage of Ownership December 31
Name of Investor	Name of Investee	2011	2012	Remark

TSMC	TSMC North America	100%	100%	-
	TSMC Japan Limited (TSMC Japan)	100%	100%	-
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	-
	TSMC Korea Limited (TSMC Korea)	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	100%	100%	-
	TSMC Global Ltd. (TSMC Global)	100%	100%	-
	TSMC China Company Limited (TSMC China)	100%	100%	-
	VentureTech Alliance Fund III, L.P. (VTAF III)	53%	50%	(Note 1)
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	-
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	-
	Global Unichip Corporation (GUC)	(Note 2)	(Note 2)	-
	Xintec Inc. (Xintec)	40%	40%	TSMC obtained three out of five director positions and has a controlling interest in Xintec

(Continued)

		Percentage of Ownership December 31
Name of Investor	Name of Investee	2011	2012	Remark

	TSMC SSL	100%	95%	Established in August 2011 TSMC and TSMC GN aggregately have a controlling interest of 96% in TSMC SSL
	TSMC Solar	100%	99%	Established in August 2011 TSMC and TSMC GN aggregately have a controlling interest of 99% in TSMC Solar
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	-	100%	Established in January 2012

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	100%	100%	-
	TSMC Development, Inc. (TSMC Development)	100%	100%	-
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	-
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	-

TSMC Development	WaferTech, LLC (WaferTech)	100%	100%	-

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	57%	58%	-
	Growth Fund Limited (Growth Fund)	100%	100%	-

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	-

GUC	Global Unichip Corp.-NA (GUC-NA)	(Note 2)	(Note 2)	-
	Global Unichip Japan Co., Ltd. (GUC-Japan)	(Note 2)	(Note 2)	-
	Global Unichip Europe B.V. (GUC-Europe)	(Note 2)	(Note 2)	-
	Global Unichip (BVI) Corp. (GUC-BVI)	(Note 2)	(Note 2)	-

GUC-BVI	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	(Note 2)	(Note 2)	-

TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	100%	100%	(Note 1)

TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	100%	100%	(Note 1)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	100%	100%	(Note 1)
	VentureTech Alliance Fund III, L.P. (VTAF III)	46%	49%	(Note 1)

TSMC Solar Europe	TSMC Solar Europe GmbH	100%	100%	(Note 1)

(Concluded)

Note 1:	In August 2011, TSMC adjusted its investment structure by transferring TSMC Lighting NA to TSMC SSL and transferring TSMC Solar Europe, TSMC Solar NA and part of VTAF III to TSMC Solar.

Note 2:	Since July 2011, TSMC is no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of December 31, 2012:

Since July 2011, TSMC is no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement.    As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices.    TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities.    TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry.    TSMC Global, TSMC Development and TSMC GN are engaged in investing activities.    TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers.    Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II and Growth Fund are engaged in investing in new start-up technology companies.    TSMC Canada and TSMC Technology are engaged mainly in engineering support activities.    WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices.    Xintec is engaged in the provision of wafer packaging service.    TSMC SSL is engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems.    TSMC Lighting NA is engaged in selling and marketing of solid state lighting related products.    TSMC Solar is engaged in researching, developing, designing, manufacturing and selling renewable energy and energy saving related technologies and products.    TSMC Solar NA is engaged in selling and marketing of solar related products.    TSMC Solar Europe is engaged in investing activities of solar related business.    TSMC Solar Europe GmbH is engaged in the selling and customer service of solar cell modules and related products.    Mutual-Pak is engaged in the manufacturing and selling of electronic parts and researching, developing and testing of RFID.

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

Cash Equivalents

Repurchase agreements collateralized by corporate bonds, short-term commercial paper and government bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents.    The carrying amount approximates fair value due to their short term nature.

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

Fair value is determined as follows:    Money market funds - net asset values at the end of the year; and publicly traded stocks - closing prices at the end of the year.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee.    Stock dividends are recorded as an increase in the number of shares held and do not affect investment income.    The cost per share is recalculated based on the new total number of shares.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized.    For equity securities, if the fair value subsequently increases, the increase in value is recorded in shareholders’ equity.

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

When an indication of impairment is identified, the carrying amount of the investment is reduced by the difference of the carrying amount (including goodwill) of each investment and its own recoverable amount, with the related impairment loss recognized in earnings.    If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.

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

If additional accrued pension cost based on actuarial calculation is not in excess of the sum of the unamortized balance of prior service costs and unrecognized net transition obligation, “deferred pension cost” will be debited.    Otherwise, the excess amount should be debited to “net loss not recognized as pension cost” as a deduction in stockholders’ equity.

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

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China.    The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.    Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.”    Under the statement, the value of the stock options granted, which is equal to the best available estimate of the number of stock options expected to vest multiplied by the grant-date fair value, is expensed on a straight-line basis over the vesting period, with a corresponding adjustment to capital surplus - employee stock options.    The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from previous estimates.

Treasury Stock

Treasury stock represents the outstanding shares that the Company buys back from market, which is stated at cost and shown as a deduction in shareholders’ equity.    When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis.    When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount.    While disposing of the treasury stock, the treasury stock shall be reversed, and if the disposal value is greater than the book value, the amount in excess of the book value shall be credited to additional paid-in capital - treasury stock.

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

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, investments and deposits.    The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit rating financial institutions.    The Company’s sales are primarily denominated in U.S. dollars.    Sales to top ten customers represented 54%, 56% and 59% of the consolidated sales for the years ended December 31, 2010, 2011 and 2012, respectively.    The Company routinely assesses the financial strength of substantially all customers.    The financial condition of the counter-party to investments and deposits is assessed by management on a regular basis.

Fair Values of Financial Instruments

The carrying amount of cash equivalents approximates fair value due to the short period of time to maturity.    Fair values of investments in equity or debt securities and derivative financial instruments are based on quoted market prices or pricing models using current market data.    Receivables, other financial assets, payables and short-term loans are financial instruments with carrying amounts that approximate fair values.    Fair value of long-term loans with floating interest rates is their carrying amount.    Fair value of long-term loans with fixed interest rates is the present value of expected cash flows discounted using the interest rate the Company may obtain for similar long-term loans. For the Company’s investment portfolio without immediately available market quotes, management believes that the carrying amount of the portfolio approximates the fair value at December 31, 2011 and 2012.

Earnings Per Share

Earnings per share is computed by dividing income attributable to shareholders of the parent by the weighted-average number of shares outstanding in each year, which is retroactively adjusted for stock dividends until 2008.    Earnings per equivalent ADS is calculated by multiplying earnings per share by five (one ADS represents five common shares).

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars.    For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board, which was NT$29.05 to US$1.00 as of December 31, 2012.    The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.”    The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance.    This statement supersedes SFAS No. 20, “Segment Reporting” and the Company conformed to the disclosure requirement and provided the operating segments disclosure in the consolidated financial statements accordingly.

5.	CASH AND CASH EQUIVALENTS

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Cash and deposits in banks	$139,637.4	$140,072.3
Repurchase agreements collateralized by corporate bonds	-	2,691.1
Repurchase agreements collateralized by short-term commercial paper	-	349.3
Repurchase agreements collateralized by government bonds	3,834.9	297.9

	$143,472.3	$143,410.6

6.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Trading financial assets

Forward exchange contracts	$15.4	$38.6
Cross currency swap contracts	-	0.9

	$15.4	$39.5

Trading financial liabilities

Forward exchange contracts	$13.7	$12.2
Cross currency swap contracts	0.1	3.4

	$13.8	$15.6

The Company entered into derivative contracts during the years ended December 31, 2010, 2011 and 2012 to manage exposures due to fluctuations of foreign exchange rates.    The derivative contracts entered into by the Company did not meet the criteria for hedge accounting.    Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Millions)

December 31, 2011

Sell EUR/Buy NT$	January 2012	EUR 38.6/NT$1,528.2
Sell US$/Buy NT$	January 2012 to February 2012	US$16.9/NT$510.1
Sell US$/Buy EUR	January 2012	US$2.1/EUR1.6
Sell US$/Buy JPY	January 2012	US$3.3/JPY259.8
Sell RMB/Buy US$	January 2012	RMB1,118.7/US$177.0
Sell NT$/Buy US$	January 2012 to February 2012	NT$163.5/US$5.4

December 31, 2012

Sell NT$/Buy EUR	January 2013	NT$9,417.1/EUR246.0
Sell US$/Buy RMB	January 2013	US$20.0/RMB124.7
Sell US$/Buy NT$	January 2013 to March 2013	US$13.7/NT$398.2
Sell NT$/Buy US$	January 2013	NT$590.4/US$20.4
Sell NT$/Buy JPY	January 2013	NT$44.1/JPY130.0

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (in Millions)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2011

January 2012	NT$420.4/US$13.9	-	0.48%

December 31, 2012

January 2013	US$275.0/NT$7,986.2	0.14%-0.17%	-
January 2013	NT$1,083.1/US$37.3	-	0.06%

For the years ended December 31, 2010, 2011 and 2012, net gains on derivative financial instruments were NT$320.7 million, NT$507.4 million and a net loss on derivative financial instruments was NT$252.5 million, respectively.

7.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Publicly traded stocks	$3,306.3	$41,160.4
Money market funds	2.5	1.4

	3,308.8	41,161.8
Current portion	(3,308.8)	(2,410.6)

	$-	$38,751.2

In October 2012, the Company invested ASML Holding N.V. (ASML) for EUR837.8 million to acquire 5% of equity with a lock-up period of 2.5 years.

For the year ended December 31, 2012, the Company recognized an impairment loss on some of the overseas publicly traded stocks in the amount of NT$2,677.5 million due to the significant decline in fair value.

8.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Corporate bonds	$8,614.6	$5,057.0
Government bonds	454.3	-

	9,068.9	5,057.0
Current portion	(3,825.7)	(5,057.0)

	$5,243.2	$-

9.	RECEIVABLES, NET

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Notes and accounts receivable	$46,321.3	$58,257.8

Allowance for doubtful receivables	(491.0)	(480.2)
Allowance for sales returns and others	(5,068.3)	(6,038.0)

	(5,559.3)	(6,518.2)

	$40,762.0	$51,739.6

Changes in the allowances are summarized as follows:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Allowance for doubtful receivables
Balance, beginning of year	$543.3	$504.0	$491.0
Provision (reversal)	(37.0)	(3.1)	0.4
Write-off	(2.3)	(9.7)	(11.1)
Effect of changes in consolidated entities	-	(0.2)	-
Effect of exchange rate changes	-	-	(0.1)

Balance, end of year	$504.0	$491.0	$480.2

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Allowance for sales returns and others
Balance, beginning of year	$8,724.5	$7,546.3	$5,068.3
Provision	12,093.0	3,409.9	7,187.0
Write-off	(13,265.6)	(5,890.4)	(6,211.2)
Effect of exchange rate changes	(5.6)	2.5	(6.1)

Balance, end of year	$7,546.3	$5,068.3	$6,038.0

10.	INVENTORIES

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Finished goods	$3,347.8	$6,244.8
Work in process	17,941.0	25,713.2
Raw materials	1,808.6	3,864.1
Supplies and spare parts	1,743.2	2,008.4

	$24,840.6	$37,830.5

Write-down of inventories to net realizable value in the amount of NT$900.2 million, NT$35.3 million and NT$1,558.9 million, respectively, were included in the cost of sales for the years ended December 31, 2010, 2011 and 2012.    Inventory losses related to earthquake in the amount of NT$191.0 million were classified under non-operating expenses and losses for the year ended December 31, 2010.

11.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2011		2012
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
	NT$		NT$
	(In Millions)		(In Millions)

Vanguard International Semiconductor Corporation (VIS)	$8,988.0	39	$9,462.0	40
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,289.4	39	6,711.0	39
Motech Industries, Inc. (Motech)	5,612.3	20	2,998.4	20
VisEra Holding Company (VisEra Holding)	2,853.4	49	3,035.6	49
GUC	1,157.2	35	1,223.0	35
Mcube Inc. (Mcube)	-	25	-	25

	$24,900.3		$23,430.0

Since July 2011, TSMC is no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement.    As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

For the year ended December 31, 2012, the Company recognized an impairment loss in the amount of NT$1,186.7 million, due to the lower estimated recoverable amount compared with the carrying amount of its investments in stocks traded on the Taiwan GreTai Securities Market.

For the years ended December 31, 2010, 2011 and 2012, equity in earnings of equity method investees was a net gain of NT$2,298.2 million, NT$897.6 million and NT$2,028.6 million, respectively.

As of December 31, 2011 and 2012, the quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method (VIS and GUC) were NT$11,273.2 million and NT$17,350.8 million, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Balance, beginning of year	$1,391.5	$2,491.9	$1,645.8
Additions	2,055.7	-	-
Amortization	(955.3)	(846.1)	(501.8)

Balance, end of year	$2,491.9	$1,645.8	$1,144.0

Movements of the difference allocated to goodwill were as follows:
	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Balance, beginning of year	$1,061.9	$1,415.6	$1,415.6
Additions	353.7	-	-

Balance, end of year	$1,415.6	$1,415.6	$1,415.6

12.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Hedging derivative financial liabilities

Interest rate swap contract	$0.2	$-

The Company entered into forward exchange contracts to hedge cash flow risk arising from foreign exchange rate fluctuations of an expected equity security transaction.    The forward exchange contract was due in October 2012. For the year ended December 31, 2012, the adjustment to shareholders’ equity amounted to a net gain of NT$8.8 million for the above forward exchange contracts.

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile.    Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates.    The interest rate swap contract of the Company was due in August 2012.

The outstanding interest rate swap contract consisted of the following:

Contract Amount NT$ (In Million)	Maturity Date	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2011
NT$80.0	August 31, 2012	1.38%	0.63%-0.86%

For the years ended December 31, 2010, 2011 and 2012, the adjustment to shareholders’ equity amounted to a net loss of NT$1.2 million, NT$0.1 million and nil, respectively; and the amount removed from shareholders’ equity and recognized as a loss from the above interest rate swap contract amounted to NT$0.4 million, NT$0.6 million and NT$0.2 million, respectively.

13.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Non-publicly traded stocks	$4,004.3	$3,314.7
Mutual funds	310.7	290.4

	$4,315.0	$3,605.1

The common stock of InvenSense, Inc. and Audience, Inc. was listed on the NYSE and NASDAQ in November 2011 and in May 2012, respectively.    Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

For the years ended December 31, 2010, 2011 and 2012, the Company recognized impairment on financial assets carried at cost of NT$159.8 million, NT$265.5 million and NT$367.4 million, respectively.

14.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Cost
Land and land improvements	$1,541.1	$1,527.1
Buildings	172,872.5	197,314.7
Machinery and equipment	1,057,588.7	1,279,167.7
Office equipment	16,969.3	19,973.7
Leased assets	791.5	766.8

	1,249,763.1	1,498,750.0
Advance payments and construction in progress	116,864.0	119,064.0

	1,366,627.1	1,617,814.0

Accumulated depreciation
Land and land improvements	355.6	367.4
Buildings	101,004.0	111,737.3
Machinery and equipment	762,774.4	874,785.4
Office equipment	11,820.7	13,066.3
Leased assets	297.5	328.1

	876,252.2	1,000,284.5

Net	$490,374.9	$617,529.5

Depreciation expense on property, plant and equipment was NT$85,551.4 million, NT$105,327.2 million and NT$129,161.9 million for the years ended December 31, 2010, 2011 and 2012, respectively.

The Company entered into agreements to lease buildings that qualify as capital leases.    The term of the leases is from December 2003 to November 2018.

As of December 31, 2012, future lease payments were as follows:

Year	Amount
NT$
(In Millions)

2013	$27.0
2014	27.0
2015	27.0
2016	27.0
2017	27.0
2018 and thereafter	729.8

$864.8

During the years ended December 31, 2011 and 2012, the Company capitalized the borrowing costs directly attributable to the acquisition or construction of property, plant and equipment.    Information about capitalized interest was as follows:

Year Ended December 31
	2011	2012
	NT$	NT$
(In Millions)

Capitalized interest	$ 9.1	$ 6.4
Capitalization rates	1.07%-1.29%	1.08%-1.20%

15.	DEFERRED CHARGES, NET

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Technology license fees	$1,682.9	$1,461.9
Software and system design costs	2,366.5	2,969.0
Patent and others	1,118.2	1,005.0

	$5,167.6	$5,435.9

Amortization expense on deferred charges was NT$2,236.7 million, NT$2,337.6 million and NT$2,180.8 million for the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2012, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Amount
NT$
Year	(In Millions)

2013	$2,012.2
2014	1,573.6
2015	1,032.2
2016	442.3
2017	270.4
2018 and thereafter	105.2

$5,435.9

16.	SHORT-TERM LOANS

	December 31
	2011	2012
	NT$	NT$
	(In Millions)
Unsecured loans:
US$856.0 million, due by February 2012 and annual interest at 0.45%-1.00% in 2011; US$1,195.5 million, due in January 2013, and annual interest at 0.39%-0.58 % in 2012	$25,926.5	$34,714.9

17.	BONDS PAYABLE

	December 31
	2011	2012
	NT$	NT$
	(In Millions)
Domestic unsecured bonds:
Issued in September 2011 and repayable in September 2016, 1.40% interest payable annually	$10,500.0	$10,500.0
Issued in September 2011 and repayable in September 2018, 1.63% interest payable annually	7,500.0	7,500.0
Issued in January 2012 and repayable in January 2017, 1.29% interest payable annually	-	10,000.0
Issued in January 2012 and repayable in January 2019, 1.46% interest payable annually	-	7,000.0
Issued in August 2012 and repayable in August 2017, 1.28% interest payable annually	-	9,900.0
Issued in August 2012 and repayable in August 2019, 1.40% interest payable annually	-	9,000.0
Issued in September 2012 and repayable in September 2017, 1.28% interest payable annually	-	12,700.0
Issued in September 2012 and repayable in September 2019, 1.39% interest payable annually	-	9,000.0
Issued in October 2012 and repayable in October 2022, 1.53% interest payable annually	-	4,400.0
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	4,500.0	-

	22,500.0	80,000.0
Current portion	(4,500.0)	-

	$18,000.0	$80,000.0

With the approval from the Financial Supervisory Commission (FSC), the Company issued domestic unsecured bonds in the amount of NT$23,600.0 million and NT$21,400.0 million in January 2013 and February 2013, respectively.

The provision of a loan guarantee to TSMC Global, a subsidiary of TSMC, for its issuance of unsecured corporate bonds for an amount not to exceed US$1,500.0 million had been approved in the meeting of the Board of Directors of TSMC held on February 5, 2013.

18.	LONG-TERM BANK LOANS

	December 31
	2011	2012
	NT$	NT$
	(In Millions)
Bank loans for working capital:
Repayable in full in one lump sum payment in June 2016, annual interest at 1.00%-1.08% in 2011 and 1.08%-1.21% in 2012	$650.0	$550.0
Repayable in full in one lump sum payment in March 2014, annual interest at 1.02%-1.16% in 2011 and 1.16%-1.18% in 2012	500.0	450.0
Repayable from July 2012 in 16 quarterly installments, annual interest at 1.11%-1.21% in 2011 and 1.21%-1.24% in 2012	300.0	262.5
Repayable from September 2012 in 16 quarterly installments, annual interest at 1.13%-1.21% in 2011 and 1.21%-1.24% in 2012	200.0	175.0
Repayable from October 2013 in 16 quarterly installments, annual interest at 1.23%-1.24% in 2012	-	50.0

	1,650.0	1,487.5
Current portion	(62.5)	(128.1)

	$1,587.5	$1,359.4

Pursuant to the loan agreements, financial ratios calculated based on semi-annual and annual financial statements of Xintec must comply with predetermined financial covenants.    As of December 31, 2012, Xintec was in compliance with all such financial covenants.

As of December 31, 2012, future principal repayments for the long-term loans were as follows:

Year of Repayment	Amount
NT$ (In Million)

2013	$128.1
2014	587.5
2015	137.5
2016	625.0
2017	9.4

$1,487.5

19.	OTHER LONG-TERM PAYABLES

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Payables for acquisition of property, plant and equipment (Note 30g)	$3,399.9	$825.5
Payables for software and system design costs	-	113.0
Payables for technology transfer	-	29.0

	3,399.9	967.5
Current portion (classified under accrued expenses and other current liabilities)	(3,399.9)	(913.5)

	$-	$54.0

As of December 31, 2012, future payments for other long-term payables were as follows:

Year of Payment	Amount

2013	$913.5
2014	18.0
2015	18.0
2016	18.0

$967.5

20.	PENSION PLANS

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan.    Pursuant to the Act, TSMC, GUC, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts.    Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Solar NA and TSMC Solar Europe GmbH are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees.    Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$1,121.7 million, NT$1,297.6 million and NT$1,403.5 million for the years ended December 31, 2010, 2011 and 2012, respectively.

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

Changes in projected benefit obligation and plan assets for the years ended December 31, 2010, 2011 and 2012 are summarized as follows:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)
Projected benefit obligation

Balance, beginning of year	$6,557.8	$9,288.8	$9,214.1
Service cost	129.7	133.0	129.3
Interest cost	146.7	167.9	160.0
Actuarial loss (gain)	2,474.6	(330.7)	656.1
Benefits paid	(20.0)	(7.3)	(26.1)
Effect of changes in consolidated entities	-	(37.6)	-

Balance, end of year	$9,288.8	$9,214.1	$10,133.4

Plan assets

Balance, beginning of year	$2,661.6	$2,907.2	$3,120.6
Actual return of plan assets	44.4	35.5	37.0
Employer contribution	212.2	212.0	221.1
Benefits paid	(11.0)	(7.3)	(26.1)
Effect of changes in consolidated entities	-	(26.8)	-

Balance, end of year	$2,907.2	$3,120.6	$3,352.6

Other information of defined benefit plans was as follows:

a.	Components of net periodic pension cost

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Service cost	$129.7	$133.0	$129.2
Interest cost	146.6	167.9	160.0
Projected return on plan assets	(40.9)	(68.0)	(63.2)
Amortization	2.2	74.8	65.1

Net periodic pension cost	$237.6	$307.7	$291.1

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2011 and 2012

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Benefit obligation
Vested benefit obligation	$313.5	$427.9
Nonvested benefit obligation	5,456.9	6,069.7

Accumulated benefit obligation	5,770.4	6,497.6
Additional benefits based on future salaries	3,443.7	3,635.8

Projected benefit obligation	9,214.1	10,133.4
Fair value of plan assets	(3,120.6)	(3,352.6)

Funded status	6,093.5	6,780.8
Unrecognized net transition obligation	(74.8)	(66.4)
Prior service cost	147.6	140.3
Unrecognized net loss	(2,257.8)	(2,879.6)
Additional liability	-	4.5

Accrued pension cost	$3,908.5	$3,979.6

Vested benefit	$350.0	$479.6

Net loss not recognized as pension cost	$-	$4.5

c.	Actuarial assumptions at December 31, 2011 and 2012

	2011	2012

Discount rate used in determining present values	1.75%	1.50%-1.75%
Future salary increase rate	2.50%-3.00%	2.00%-3.00%
Expected rate of return on plan assets	2.00%	1.75%-2.00%

d.	Expected benefit payments

Amount
NT$
Year	(In Millions)

2013	$157.5
2014	100.5
2015	144.3
2016	217.9
2017	224.7
2018 and thereafter	1,998.9

e.	TSMC, Xintec, TSMC SSL and TSMC Solar expect to make contributions to their pension funds in 2013 of NT$221.2 million, NT$1.9 million, NT$1.5 million and NT$0.9 million, respectively.

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

f. Contributions to the Funds for the year	$212.2	$212.0	$221.1

g. Payments from the Funds for the year	$20.0	$7.3	$26.1

h.	Plan assets allocation

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law.    The government also sets investment policies and strategies, determines investment allocation and selects investment managers.    As of December 31, 2011 and 2012, the asset allocation was primarily in cash, equity securities and debt securities.    Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.    However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government.    Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

21.	INCOME TAX

a.	Income tax expense consisted of:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Current
Domestic	$8,131.6	$11,040.4	$14,853.4
Foreign	159.4	144.4	163.7

	8,291.0	11,184.8	15,017.1

Deferred
Domestic	(327.9)	(466.4)	2,603.1
Foreign	25.4	(24.0)	(2,029.9)

	(302.5)	(490.4)	573.2

Income tax expense	$7,988.5	$10,694.4	$15,590.3

b.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Income tax expense based on “income before income tax” at statutory rates	$30,456.4	$25,964.2	$33,654.1
Tax effect of the following:
Tax-exempt income	(17,410.2)	(13,832.2)	(9,830.3)
Temporary and permanent differences	(827.0)	(1,597.3)	(3,020.7)
Additional income tax under the Alternative Minimum Tax Act	-	286.8	-
Additional tax at 10% on unappropriated earnings	138.2	6,293.4	4,193.5
Net operating loss carryforwards used	(529.3)	(395.3)	(647.8)
Investment tax credits used	(4,888.0)	(6,318.2)	(9,588.2)

Income tax currently payable	$6,940.1	$10,401.4	$14,760.6

c.	Income tax expense consisted of the following:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Income tax currently payable	$6,940.1	$10,401.4	$14,760.6
Income tax adjustments on prior years	977.9	470.4	55.3
Other income tax adjustments	373.1	313.0	201.2
Net change in deferred income tax assets
Investment tax credits	(7,129.5)	2,304.9	7,102.8
Net operating loss carryforwards	546.2	224.1	182.8
Temporary differences	(78.2)	(71.0)	74.3
Valuation allowance	6,358.9	(2,873.4)	(6,786.7)
Effect of changes in consolidated entities	-	(75.0)	-

Income tax expense	$7,988.5	$10,694.4	$15,590.3

d.	Net deferred income tax assets consisted of the following:

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Current deferred income tax assets
Investment tax credits	$4,913.8	$6,214.7
Temporary differences
Allowance for sales returns and others	506.2	718.0
Unrealized loss on inventories	44.0	416.6
Unrealized loss on financial instruments, net	308.9	224.6
Others	304.1	473.7
Valuation allowance	(140.5)	(46.4)

	$5,936.5	$8,001.2

(Continued)

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Noncurrent deferred income tax assets
Investment tax credits	$15,399.5	$6,995.8
Net operating loss carryforwards	2,491.7	2,224.2
Temporary differences
Depreciation	2,280.9	1,420.8
Others	654.7	759.7
Valuation allowance	(13,390.1)	(6,624.5)

	$7,436.7	$4,776.0

(Concluded)

Effective in May 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 20% to 17%.    The last amended income tax rate of 17% is retroactively applied on January 1, 2010.

Under the Article 10 of the Statute for Industrial Innovation (SII), effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that year.    This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

Under the Income Basic Tax Act amended in August 2012, the standard deduction and the tax rate of Alternative Minimum Tax were amended from NT$2.0 million to be NT$0.5 million and from 10% to 12%, respectively.    The amended Income Basic Tax Act is effective on January 1, 2013.

The Company has evaluated the impact from above amendments and adjusted the deferred tax assets with the resulting differences recorded as income tax expense for the year ended December 31, 2012.    In addition, the Company evaluated the effect of Alternative Minimum Tax and the applicable year of the profits generated from projects exempt from income tax for a five-year period.    As the Company plans to apply the tax-exempt income in later years, income tax payable is anticipated to increase and the Company will utilize available investment tax credits as an offset against income taxes.    Since more investment tax credits can be utilized, valuation allowance has been adjusted down accordingly.

As of December 31, 2012, the net operating loss carryforwards generated by WaferTech, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar would expire on various dates through 2023.

e.	Integrated income tax information:

The balance of the imputation credit account of TSMC as of December 31, 2011 and 2012 was NT$4,003.2 million and NT$8,130.1 million, respectively.

The actual and estimated creditable ratios for distribution of TSMC’s earnings of 2011 and 2012 were 6.69% and 7.92%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

f.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

g.	As of December 31, 2012, investment tax credits of TSMC, Xintec, Mutual-Pak and TSMC SSL consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
		NT$	NT$
		(In Millions)

Statute for Upgrading Industries	Purchase of machinery and equipment	$7.0	$-	2012
		6,514.2	927.6	2013
		7,045.6	7,045.6	2014
		505.2	505.2	2015

		$14,072.0	$8,478.4

Statute for Upgrading Industries	Research and development expenditures	$1,179.8	$-	2012
		4,732.1	4,732.1	2013

		$5,911.9	$4,732.1

Statute for Upgrading Industries	Personnel training expenditures	$17.4	$-	2012

Statute for Industrial Innovation	Research and development expenditures	$2,828.3	$-	2012

h.	The profits generated from the following projects of TSMC and Xintec are exempt from income tax for a five-year period:

Tax-Exemption Period

Construction and expansion of 2004 by TSMC	2008 to 2012
Construction and expansion of 2005 by TSMC	2010 to 2014
Construction and expansion of 2006 by TSMC	2011 to 2015
Construction and expansion of 2003 and 2006 by Xintec	2010 to 2014

i.	The tax authorities have examined income tax returns of TSMC through 2009. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

22.	SHAREHOLDERS’ EQUITY

Common Stock, Capital Surplus and Earnings

As of December 31, 2012, 1,091,468 thousand ADSs of TSMC were traded on the NYSE.    The number of common shares represented by the ADSs was 5,457,339 thousand (one ADS represents five common shares).

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

Capital surplus consisted of the following:

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Additional paid-in capital	$23,774.3	$23,934.6
From merger	22,804.5	22,804.5
From convertible bonds	8,892.9	8,892.9
From long-term investments	374.7	503.3
From employee stock options	-	2.5

	$55,846.4	$56,137.8

As of December 31, 2011 and 2012, retained earnings consisted of:

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Unappropriated earnings	$213,357.3	$287,174.9
Legal capital reserve	102,400.0	115,820.1
Special capital reserve	6,433.9	7,606.3

	$322,191.2	$410,601.3

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

TSMC accrued profit sharing to employees based on certain percentage of net income during the year, which amounted to NT$8,990.0 million and NT$11,115.2 million for the years ended December 2011 and 2012, respectively.    Bonuses to directors were expensed based on estimated amount of payment.    If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate.    If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

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

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments, unrealized loss on financial instruments and net loss not recognized as pension cost, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB).    Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2010 and 2011 had been approved in TSMC’s shareholders’ meetings held on June 9, 2011 and June 12, 2012, respectively.    The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2010	For Fiscal Year 2011	For Fiscal Year 2010	For Fiscal Year 2011
	NT$	NT$	NT$	NT$
	(In Millions)

Legal capital reserve	$16,160.5	$13,420.1
Special capital reserve	5,120.8	1,172.4
Cash dividends to shareholders	77,730.2	77,748.7	$3.00	$3.00

	$99,011.5	$92,341.2

TSMC’s profit sharing to employees and bonus to directors in the amounts of NT$10,908.3 million and NT$51.1 million in cash for 2010, respectively, and profit sharing to employees and bonus to directors in the amounts of NT$8,990.0 million and NT$62.3 million in cash for 2011, respectively, had been approved in the shareholders’ meeting held on June 9, 2011 and June 12, 2012, respectively.    The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 15, 2011 and February 14, 2012 and same amount had been charged against earnings of 2010 and 2011, respectively.

TSMC’s appropriations of earnings for 2012 had been resolved in the meeting of the Board of Directors held on February 5, 2013.    The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share
	For Fiscal Year 2012	For Fiscal Year 2012
	NT$	NT$
	(In Millions)

Legal capital reserve	$16,615.9
Special capital reserve	(4,820.5)
Cash dividends to shareholders	77,773.3	$3.0

	$89,568.7

The Board of Directors of TSMC also resolved to appropriate profit sharing to employees and bonus to directors in the amounts of NT$11,115.2 million and NT$71.4 million in cash for 2012, respectively.    There is no significant difference between the aforementioned resolved amounts and the amounts charged against earnings of 2012.

The appropriations of earnings, profit sharing to employees and bonus to directors for 2012 are to be resolved in the TSMC’s shareholders’ meeting held on June 11, 2013 (expected).

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

23.	STOCK-BASED COMPENSATION PLANS

a.	Under Intrinsic Value Method

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2002 Plan, TSMC 2003 Plan, and TSMC 2004 Plan, were approved by the SFB on June 25, 2002, October 29, 2003 and January 6, 2005, respectively.    The maximum number of options authorized to be granted under the TSMC 2002 Plan, TSMC 2003 Plan and TSMC 2004 Plan was 100,000 thousand, 120,000 thousand and 11,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercised.    The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.    Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TWSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2012.

Information about TSMC’s outstanding options for the years ended December 31, 2010, 2011 and 2012 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Year ended December 31, 2010

Balance, beginning of year	28,810	$32.4
Options exercised	(7,372)	33.2
Options canceled	(1)	50.1

Balance, end of year	21,437	32.3

Year ended December 31, 2011

Balance, beginning of year	21,437	$31.4
Options exercised	(7,144)	30.5

Balance, end of year	14,293	32.1

Year ended December 31, 2012

Balance, beginning of year	14,293	$31.4
Options exercised	(8,213)	29.5
Options canceled	(135)	34.6

Balance, end of year	5,945	34.6

The numbers of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

As of December 31, 2012, information about TSMC’s outstanding options was as follows:

	Options Outstanding
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)

$20.2-$28.3	3,362	0.4	$ 25.9
38.0- 50.1	2,583	2.0	45.8

	5,945	1.1	34.6

As of December 31, 2012, all of the above outstanding options were exercisable.

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2006 Plan and Xintec 2007 Plan, were approved by the SFB on July 3, 2006 and June 26, 2007, respectively.    The maximum number of options authorized to be granted under the Xintec 2006 Plan and Xintec 2007 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercised.    The options may be granted to qualified employees of Xintec or any of its subsidiaries.    The options of Xintec 2006 Plan and Xintec 2007 Plan are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding options for the years ended December 31, 2010, 2011 and 2012 was as follows:

	Number of Options (In Thousands)	Weighted-average Exercise Price (NT$)

Year ended December 31, 2010

Balance, beginning of year	3,960	$14.7
Options exercised	(1,856)	13.9
Options canceled	(272)	17.3

Balance, end of year	1,832	15.1

Year ended December 31, 2011

Balance, beginning of year	1,832	$14.4
Options exercised	(967)	14.4
Options canceled	(40)	17.4

Balance, end of year	825	15.1

Year ended December 31, 2012

Balance, beginning of year	825	$15.0
Options exercised	(291)	17.1
Options canceled	(19)	15.0

Balance, end of year	515	13.8

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plans.

As of December 31, 2012, information about Xintec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Remaining Contractual Life (Years)	Weighted- average Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

$10.7-$12.5	201	3.7	$10.7	198	$10.7
14.8- 18.6	314	4.6	15.8	314	15.8

	515	4.2	13.8	512	13.8

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

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2010, 2011 and 2012.    Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions at the various grant dates and pro forma results of the Company for the years ended December 31, 2010, 2011 and 2012 would have been as follows:

	TSMC	Xintec

Valuation assumptions:
Expected dividend yield	1.00%-3.44%	0.80%
Expected volatility	43.77%-46.15%	31.79%-47.42%
Risk free interest rate	3.07%-3.85%	1.88%-2.45%
Expected life	5 years	3 years

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Net income attributable to shareholders of the parent:
As reported	$161,605.0	$134,201.3	$166,158.8
Pro forma	161,470.0	134,146.5	165,986.0
Earnings per share (EPS) - after income tax (NT$):
Basic EPS as reported	$ 6.24	$ 5.18	$6.41
Pro forma basic EPS	6.23	5.18	6.40
Diluted EPS as reported	6.23	5.18	6.41
Pro forma diluted EPS	6.23	5.17	6.40

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

b.	Under Fair Value Method

The Board of Directors of TSMC SSL and TSMC Solar resolved on November 21, 2011 to issue new shares for cash and reserved 17,175 thousand shares and 12,341 thousand shares, respectively, for their employees to subscribe to, according to the Company Law.    The aforementioned shares were fully vested on the grant date.

Information about TSMC SSL’s and TSMC Solar’s employee stock options related to the aforementioned new shares issued was as follows:

	TSMC SSL		TSMC Solar
		Weighted-		Weighted-
	Number of	average	Number of	average
	Options	Exercise	Options	Exercise
	(In Thousands)	Price (NT$)	(In Thousands)	Price (NT$)

Year ended December 31, 2012

Balance, beginning of year	-	$-	-	$-
Options granted	17,175	10.0	12,341	10.0
Options exercised	(17,175)	10.0	(12,341)	10.0

Balance, end of year	-		-

The grant date of aforementioned stock options was January 9, 2012. TSMC SSL and TSMC Solar used the Black-Scholes model to determine the fair value of the options.    The valuation assumptions were as follows:

	TSMC SSL	TSMC Solar

Valuation assumptions:
Stock price on grant date (NT$/share)	$8.9	$9.0
Exercise price (NT$/share)	$10.0	$10.0
Expected volatility	40.32%	40.32%
Expected life	40 days	40 days
Risk free interest rate	0.76%	0.76%

The stock price on grant date was determined based on the cost approach.    The expected volatility was calculated using the historical rate of return based on the TWSE Optoelectronic Index.

The fair value of the aforementioned stock option was close to nil, and accordingly, no compensation cost was recognized.

Xintec’s Employee Stock Option Plan was approved by the SFB on January 10, 2012 (the “Xintec 2011 Plan”). The maximum number of options authorized to be granted under the Xintec 2011 Plan was 6,000 thousand, with each option eligible to subscribe for one common share of Xintec when exercised.    The options may be granted to qualified employees of Xintec or any of its subsidiaries.    The options of Xintec 2011 Plan are valid for five years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

		Weighted-
	Number of	average
	Options	Exercise
	(In Thousands)	Price (NT$)

Year ended December 31, 2012

Balance, beginning of year	-	$-
Options granted	6,000	22.3
Options canceled	(472)	22.1

Balance, end of year	5,528	22.1

Weighted-average fair value of options granted (NT$)	$5.82

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plan.

As of December 31, 2012, information about the outstanding and exercisable options of Xintec 2011 Plan was as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Remaining Contractual Life (Years)	Weighted- average Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

$22.1	5,528	4.5	$22.1	-	$-

For the Xintec 2011 Plan, the requisite service period is 4 years, with 50% of the options vested two years after the date of grant, 25% of the options vested three years after the date of grant, and the remaining 25% of the options vested four years after the date of grant. If employment is terminated voluntarily by an employee or by the Company, any vested options must be exercised within one months of the employment termination date.

The grant date of Xintec 2011 Plan was June 14, 2012.    Xintec used the Black-Scholes model to determine the fair value of the option.    The valuation assumptions were as follow:

Xintec

Valuation assumptions:
Stock price on grant date (NT$/share)	$19.42
Exercise price (NT$/share)	$22.30
Expected volatility	43.73%
Expected life	3.875 years
Expected dividend yield	-
Risk free interest rate	0.96%

The stock price on grant date was determined based on the market approach.    The expected volatility was calculated based on the historical stock prices of the comparative companies of Xintec.

For the year ended December 31, 2012, Xintec recognized compensation cost of the above stock option in the amount of NT$ 6.2 million.

24.	TREASURY STOCK

			(Shares in Thousands)
Purpose of Treasury Stock	Number of Shares, Beginning of Year	Addition	Retirement	Number of Shares, End of Year

Year ended December 31, 2011

Shareholders executed the appraisal right	-	1,000	(1,000)	-

In August 2011, at the option of the shareholders of TSMC, certain shareholders requested TSMC to buy back their shares pursuant to the Company Law, which shares were subsequently retired in November 2011.

25.	EARNINGS PER SHARE

	Amounts (Numerator)		Number of	EPS
	Before	After	Shares	Before	After
	Income Tax	Income Tax	(Denominator)	Income	Income
	NT$	NT$	(In Thousands)	Tax	Tax
	(In Millions)			NT$	NT$

Year ended December 31, 2010

Basic EPS
Earnings available to common shareholders of the parent	$ 169,520.1	$ 161,605.0	25,905,832	$ 6.54	$ 6.24
Effect of dilutive potential common shares	-	-	13,982

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$ 169,520.1	$ 161,605.0	25,919,814	$ 6.54	$ 6.23

Year ended December 31, 2011

Basic EPS
Earnings available to common shareholders of the parent	$ 144,852.9	$ 134,201.3	25,914,076	$ 5.59	$ 5.18
Effect of dilutive potential common shares	-	-	10,606

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$ 144,852.9	$ 134,201.3	25,924,682	$ 5.59	$ 5.18

Year ended December 31, 2012

Basic EPS
Earnings available to common shareholders of the parent	$ 181,756.6	$ 166,158.8	25,920,735	$ 7.01	$ 6.41
Effect of dilutive potential common shares	-	-	7,201

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$ 181,756.6	$ 166,158.8	25,927,936	$ 7.01	$ 6.41

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

26.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	December 31
	2011		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)		(In Millions)

Assets

Financial assets at fair value through profit or loss	$15.4	$15.4	$39.5	$39.5
Available-for-sale financial assets	3,308.8	3,308.8	41,161.8	41,161.8
Held-to-maturity financial assets	9,068.9	9,128.1	5,057.0	5,066.4
Financial assets carried at cost	4,315.0	-	3,605.1	-

Liabilities

Financial liabilities at fair value through profit or loss	$13.8	$13.8	$15.6	$15.6
Hedging derivative financial liabilities	0.2	0.2	-	-
Bonds payable (including current portion)	22,500.0	22,597.1	80,000.0	80,343.4
Long-term bank loans (including current portion)	1,650.0	1,650.0	1,487.5	1,487.5
Other long-term payables (including current portion)	3,399.9	3,399.9	967.5	967.5
Obligations under capital leases (including current portion)	871.0	871.0	756.3	756.3

b.	Methods and assumptions used in the estimation of fair values of financial instruments

1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.

c.	Valuation gains/losses arising from changes in fair value of derivatives contracts determined using valuation techniques were recognized as a net loss of NT$12.1 million and net gains of NT$1.6 million and NT$23.9 million for the years ended December 31, 2010, 2011 and 2012, respectively.

d.	As of December 31, 2011 and 2012, financial assets exposed to fair value interest rate risk were NT$9,086.8 million and NT$5,097.9 million, respectively; financial liabilities exposed to fair value interest rate risk were NT$52,711.2 million and NT$116,312.3 million, respectively; and financial liabilities exposed to cash flow interest rate risk were NT$1,650.2 million and NT$1,487.5 million, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the years ended December 31, 2010, 2011 and 2012 were as follows:

	Year Ended December 31, 2010
	From Available- for-sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Balance, beginning of year	$424.1	$29.5	$-	$453.6
Recognized directly in shareholders’ equity	250.4	(6.0)	(0.4)	244.0
Removed from shareholders’ equity and recognized in earnings	(588.4)	-	0.1	(588.3)

Balance, end of year	$86.1	$23.5	$(0.3)	$109.3

	Year Ended December 31, 2011
	From Available- for-sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Balance, beginning of year	$86.1	$23.5	$(0.3)	$109.3
Recognized directly in shareholders’ equity	(1,034.5)	(41.4)	-	(1,075.9)
Removed from shareholders’ equity and recognized in earnings	(206.5)	-	0.2	(206.3)
Effect of changes in consolidated entities	(0.3)	0.3	-	-

Balance, end of year	$(1,155.2)	$(17.6)	$(0.1)	$(1,172.9)

	Year Ended December 31, 2012
	From Available- for-sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Balance, beginning of year	$(1,155.2)	$(17.6)	$(0.1)	$(1,172.9)
Recognized directly in shareholders’ equity	7,282.3	17.5	-	7,299.8
Removed from shareholders’ equity and recognized in earnings	1,846.3	-	0.1	1,846.4

Balance, end of year	$7,973.4	$(0.1)	$-	$7,973.3

f.	Information about financial risks

1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and publicly traded stocks; therefore, the fluctuations in market interest rates and market prices will result in changes in fair values of these debt securities and the fluctuations in market prices will result in changes in fair values of publicly traded stocks.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital and bank facilities to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates. The long-term bank loans were floating-rate loans; therefore, changes in the market interest rates will result in changes in the interest rate of the long-term bank loans, which will affect future cash flows.

g.	The Company seeks to reduce the effects of future cash flow related interest rate changes by primarily using derivative financial instruments.

The Company entered into forward exchange contracts to hedge cash flow risk arising from foreign exchange rate fluctuations of an expected equity transaction.    The forward exchange contract was due in October 2012.

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile.    Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates.    The interest rate swap contract of the Company was due in August 2012.    Information about outstanding interest rate swap contract consisted of the following:

Hedged Item	Hedging Financial Instrument	Fair Value NT$ (In Millions)	Expected Cash Flow Generated Period	Expected Timing for the Recognition of Gains or Losses from Hedge

December 31, 2011
Long-term bank loans	Interest rate swap contract	$(0.2)	2011 to 2012	2011 to 2012

27.	RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:

a.	Investees of TSMC

GUC (prior to July 2011, GUC was a subsidiary.    Since July 2011, GUC is accounted for using the equity method.)

VIS (accounted for using the equity method)

SSMC (accounted for using the equity method)

b.	Indirect investees

VisEra Technology Company, Ltd. (VisEra) (accounted for using the equity method)

Mcube (accounted for using the equity method)

c.	Others

Related parties over which the Company has significant influence but with which the Company had no material transactions.

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

For the year

Sales
GUC	$ -	$ 2,461.4	$ 4,880.5
VIS	223.6	302.8	177.5
VisEra	82.6	10.9	3.4
Others	11.4	50.3	249.6

	$ 317.6	$ 2,825.4	$ 5,311.0

Purchases
VIS	$ 4,959.1	$ 5,597.9	$ 4,475.7
SSMC	4,521.0	3,949.2	3,638.6
Others	39.1	124.6	-

	$ 9,519.2	$ 9,671.7	$ 8,114.3

Manufacturing expenses
VisEra (primarily outsourcing and rent)	$ 102.2	$ 49.2	$ 15.5
VIS (rent)	10.2	5.9	8.3
Others	-	-	0.1

	$ 112.4	$ 55.1	$ 23.9

Research and development expenses
VisEra	$ 12.1	$ 19.0	$ 8.9
GUC	-	-	4.5
VIS (primarily rent)	12.0	2.0	-
Others	0.1	-	0.1

	$ 24.2	$ 21.0	$ 13.5

Sales of property, plant and equipment and other assets
VIS	$ 37.0	$ 36.0	$ 20.4
VisEra	4.4	-	9.0
SSMC	2.4	-	-

	$ 43.8	$ 36.0	$ 29.4

Purchase of property, plant and equipment and other assets
GUC	$ -	$ 1.8	$ 47.1
VisEra	-	11.1	1.2
VIS	109.9	45.5	-

	$ 109.9	$ 58.4	$ 48.3

Non-operating income and gains
VIS (primarily technical service income)	$ 267.4	$ 227.0	$ 261.8
SSMC (primarily technical service income)	198.2	199.4	221.2
Others	-	4.1	2.5

	$ 465.6	$ 430.5	$ 485.5

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

As of December 31

Receivables
GUC	$ -	$ 154.1	$ 273.4
Mcube	-	31.4	80.2
Others	2.7	0.2	0.2

	$ 2.7	$ 185.7	$ 353.8

Other receivables
VIS	$ 70.8	$ 87.5	$ 128.8
SSMC	53.8	34.3	56.8
Others	-	0.5	-

	$ 124.6	$ 122.3	$ 185.6

Refundable deposit
VIS	$ 2.3	$ -	$ 5.8

Payables
VIS	$ 428.8	$ 987.9	$ 368.6
SSMC	430.2	336.0	351.4
Others	8.1	4.6	28.6

	$ 867.1	$ 1,328.5	$ 748.6

Deferred credits (other assets)
VIS	$ -	$ -	$ (7.8)
VisEra	-	-	0.9

	$ -	$ -	$ (6.9)

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

The Company leased certain factory building from VisEra.    The lease terms and prices were determined in accordance with mutual agreements.    The rental expense was paid monthly and the related expenses were classified under manufacturing expenses.    The lease expired in June 2011.

The Company deferred the disposal gains/losses (classified under other assets and deferred credits) derived from sales of property, plant and equipment and other assets to VIS and VisEra, and then recognized such gains/losses (classified under non-operating gains and losses) over the depreciable lives of the disposed assets.

28.	PLEDGED OR MORTGAGED ASSETS

The Company provided other financial assets as collateral mainly for building lease agreements.    As of December 31, 2011 and 2012, the aforementioned other financial assets amounted to NT$121.1 million and NT$119.7 million, respectively.

29.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land, factory and office premises from the Science Park Administration and Jhongli Industrial Park Service Center.    These operating leases expire on various dates from March 2013 to July 2032 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain office equipment located in the United States, Japan, Shanghai and Taiwan.    These operating leases expire between 2013 and 2020 and can be renewed upon expiration.

As of December 31, 2012, future lease payments were as follows:

Year	Amount NT$ (In Millions)

2013	$693.8
2014	651.3
2015	639.1
2016	625.2
2017	562.8
2018 and thereafter	4,221.5

$7,393.7

Rent expense for the years ended December 31, 2010, 2011 and 2012 was NT$1,907.1 million, NT$1,809.5 million and NT$2,423.6 million, respectively.

30.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of December 31, 2012, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

c.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has acquired the above mentioned common shares in July 2010, which are recorded within available for sale financial assets, and obtained the subsequent cash settlement income in accordance with the agreement.

d.	In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single case in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined at this time.

e.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing several U.S. patents. The outcome cannot be determined at this time.

f.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837.8 million by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity in October 2012. Both parties also signed the research and development funding agreement and TSMC will provide EUR277.0 million to ASML’s research and development programs from 2013 to 2017.

g.	TSMC entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$3,399.9 million and NT$825.5 million as of December 31, 2011 and 2012, respectively, which is included in accrued expenses and other current liabilities.

h.	Amounts available under unused letters of credit as of December 31, 2012 were NT$99.7 million.

31.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31
	2011		2012
	Foreign Currency (In Millions)	Exchange Rate (Note)	Foreign Currency (In Millions)	Exchange Rate (Note)

Financial assets

Monetary items
USD	$3,744.8	30.288	$3,437.2	29.038
EUR	135.9	39.18-39.27	126.0	38.39-38.49
JPY	37,276.7	0.3897-0.3906	35,734.9	0.3352-0.3364
RMB	201.4	4.81	103.0	4.66
Non-monetary items
USD	141.5	30.288	1,611.5	29.038
HKD	671.1	3.90	492.0	3.75
Investments accounted for using equity method
USD	294.8	30.288	328.3	29.038

Financial liabilities

Monetary items
USD	1,744.7	30.288	2,193.3	29.038
EUR	111.8	39.18-39.27	247.1	38.39-38.49
JPY	35,349.2	0.3897-0.3906	43,311.4	0.3352-0.3364
RMB	278.9	4.81	205.9	4.66

Note:   Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

32.	OPERATING SEGMENTS INFORMATION

The Company’s only reportable segment is the foundry segment.    The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.    The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting.    These segments mainly engage in the researching, developing, and providing SoC (System on Chip) design and also engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the operating profit as the measurement for segment profit and the basis of performance assessment.    There was no material inconsistency between the accounting policies of the operating segment and the accounting policies described in Note 2.

The Company’s operating segment information was as follows:

a.	Industry financial information

	Foundry	Others	Elimination	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2010

Sales from external customers	$409,216.7	$10,321.2	$-	$419,537.9
Sales among intersegments	3,816.5	8.8	(3,825.3)	-
Operating profit (loss)	159,633.6	(458.3)	-	159,175.3
Equity in earnings of equity method investees, net	1,756.0	542.2	-	2,298.2
Income tax expense	7,928.7	59.8	-	7,988.5

Year ended December 31, 2011

Sales from external customers	422,691.1	4,389.5	-	427,080.6
Sales among intersegments	1,588.6	6.2	(1,594.8)	-
Operating profit (loss)	143,222.1	(1,664.7)	-	141,557.4
Equity in earnings (losses) of equity method investees, net	1,635.3	(737.7)	-	897.6
Income tax expense	10,649.7	44.7	-	10,694.4

Year ended December 31, 2012

Sales from external customers	506,097.9	150.7	-	506,248.6
Sales among intersegments	-	14.7	(14.7)	-
Operating profit (loss)	183,683.0	(2,625.8)	-	181,057.2
Equity in earnings (losses) of equity method investees, net	3,428.4	(1,399.8)	-	2,028.6
Income tax expense	15,590.3	-	-	15,590.3

b.	Geographic information

	Year Ended December 31
	Sales to Other Than Consolidated Entities
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Taiwan	$56,420.4	$49,798.5	$64,744.1
United States	221,148.7	250,811.7	334,704.7
Asia	91,862.9	75,946.7	72,953.2
Europe	49,000.3	48,982.7	30,476.6
Others	1,105.6	1,541.0	3,370.0

	$419,537.9	$427,080.6	$506,248.6

	Year Ended December 31
	Non-current Assets
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Taiwan	$379,553.6	$472,168.7	$603,844.8
United States	8,164.8	8,284.6	7,699.4
Asia	13,817.1	22,122.0	18,196.8
Europe	17.8	15.2	16.0

	$401,553.3	$502,590.5	$629,757.0

The geographic information is presented by billed regions.    Non-current assets include property, plant and equipment, intangible assets and other assets, but not include financial instruments and deferred income tax assets.

c.	Production information

	Year Ended December 31
Production	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Wafer	$375,060.8	$384,632.5	$462,970.5
Mask	19,796.9	23,818.6	26,266.9
Others	24,680.2	18,629.5	17,011.2

	$419,537.9	$427,080.6	$506,248.6

d.	Major customers representing at least 10% of gross sales

	Year Ended December 31
	2010		2011		2012
	Amount NT$ (In Millions)%		Amount NT$ (In Millions)%		Amount NT$ (In Millions)%

Customer A	$37,962.0	9	$60,412.1	14	$87,099.3	17
Customer B	41,022.2	10	31,635.5	7	43,392.4	8

33.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

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

Effective January 1, 2002, the Company adopted the U.S. GAAP guidance relating to goodwill and other intangible assets and ceased amortization of goodwill which is now assessed for impairment annually or more frequently if impairment indicators arise.    In accordance with the U.S. GAAP guidance relating to goodwill and other intangible assets, the Company had completed its goodwill impairment test at the reporting unit level and found no impairment as of December 31, 2010, 2011 and 2012.

Effective January 1, 2005, the Company adopted R.O.C. SFAS No. 35, “Accounting for Impairment of Assets” which required the Company to evaluate impairment of an asset group, including goodwill allocated to such group.    The Company found no impairment as of December 31, 2010, 2011 and 2012.    Effective January 1, 2006, the Company adopted R.O.C. SFAS No. 25 (revised 2005), “Business Combinations” which is similar to U.S. GAAP guidance relating to goodwill and other intangible assets.    Upon adoption of R.O.C. SFAS No. 25, the Company ceased amortization of goodwill which is now assessed for impairment in accordance with the provisions of the standard and R.O.C. SFAS No. 35.

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

R.O.C. SFAS No. 18 does not require a company to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in the statement of financial position.    However, if the accrued pension liability is less than the minimum pension liability, which is the excess of accumulated benefit obligation over the pension plan assets, the difference shall be additionally accrued and charged to the net loss not recognized as pension cost in shareholders’ equity.    Due to the GAAP difference in pension accounting, there were adjustments to U.S. GAAP for the current year pension expense, comprehensive income and net loss not recognized as pension cost in shareholders’ equity.

The difference of the overfunded or underfunded status at the date of adoption and hereafter give rise to a U.S. GAAP difference in the actuarial computation and the related amortization.

f.	Stock-based compensation

Under U.S. GAAP, effective January 1, 2006, the Company adopted the fair value recognition provisions to account for share-based payments, and applied the modified prospective transition method and therefore has not restated the results for prior periods.    Under this transition method, stock-based compensation expense for the year ended December 31, 2006 included compensation expense for all unvested stock-based compensation awards granted prior to January 1, 2006 that were expected to vest, based on the grant-date fair value or the intrinsic value described in the next paragraph.    Upon an employee’s termination, unvested awards are forfeited, which affects the quantity of options to be included in the calculation of stock-based compensation expense.    Forfeitures do not include vested options that expire unexercised.    Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 was based on the grant-date fair value.    The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally the option vesting term of four years.    Please refer to Note 34e for additional stock-based compensation disclosures.

Under R.O.C. GAAP, employee stock option plans that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the ARDF.    The Company adopted the intrinsic value method and any compensation expense determined using this method is recognized over the vesting period.    No stock-based compensation expense was recognized under R.O.C. GAAP for the years ended December 31, 2010, 2011 and 2012 for the employee stock options granted or modified in the period from January 1, 2004 to December 31, 2007.

Effective January 1, 2008, the Company adopted R.O.C. SFAS No. 39, “Accounting for Share-based Payment,” which is similar in many respects to U.S. GAAP and requires companies to record share-based payment transactions in the financial statements at fair value for the employee stock option plans that were granted or modified after December 31, 2007.    Please refer to Note 23b and 34e for the employee stock option plans granted in 2012 and accounted for using the fair value method.

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

Under R.O.C. GAAP and U.S. GAAP, a parent must deconsolidate a subsidiary as of the date the parent ceases to have a controlling interest in that subsidiary due to the termination of a Shareholders’ Agreement.    Under R.O.C. GAAP, the carrying amount of the investment on the date when control is lost should be reflected as the cost on the initial measurement of such financial asset.    However, under U.S. GAAP, the parent’s retained noncontrolling interest in the former subsidiary is remeasured to fair value with any resulting adjustments being included as part of the gain or loss recognized on deconsolidation.    The difference between the carrying amount and the fair value of the identifiable assets from the purchase price allocation process is amortized.    Please refer to Note 34h Deconsolidation of GUC for details.

The following reconciles consolidated net income and shareholders’ equity under R.O.C. GAAP as reported in the consolidated financial statements to the consolidated net income and shareholders’ equity determined under U.S. GAAP, giving effect to the differences listed above.

		Year Ended December 31
		2010	2011	2012
		NT$	NT$	NT$	US$
					(Note 3)
		(In Millions Except Per Share Amounts)

Net income

Consolidated net income based on R.O.C. GAAP		$162,281.9	$134,453.3	$165,963.7	$5,713.0

Adjustments:
1.	U.S. GAAP adjustments on equity- method investees	(7.0)	(127.2)	(319.5)	(11.0)
2.	10% tax on undistributed earnings	2,208.4	(1,428.8)	(6,820.8)	(234.8)
3.	Profit sharing to employees- Fair market value adjustment of prior year accrual	-	(30.6)	-	-
4.	Pension expense	4.2	3.8	3.9	0.1
5.	Stock-based compensation	(179.7)	(60.1)	(157.7)	(5.4)
6.	Gain from deconsolidation of GUC	-	4,304.1	-	-
Income tax effect of U.S. GAAP adjustments		12.6	(11.2)	(15.1)	(0.5)

Net adjustment		2,038.5	2,650.0	(7,309.2)	(251.6)

Consolidated net income based on U.S. GAAP		$164,320.4	$137,103.3	$158,654.5	$5,461.4

Attributable to
Shareholders of the parent		$163,638.6	$136,872.7	$158,849.6	$5,468.1
Noncontrolling interests		681.8	230.6	(195.1)	(6.7)

		$164,320.4	$137,103.3	$158,654.5	$5,461.4

Earnings per common share based on U.S. GAAP
Basic		$ 6.32	$ 5.28	$ 6.13	$ 0.21
Diluted		$ 6.31	$ 5.28	$ 6.13	$ 0.21

Earnings per ADS
Basic		$ 31.58	$ 26.41	$ 30.64	$ 1.05
Diluted		$ 31.57	$ 26.40	$ 30.63	$ 1.05

Number of weighted average shares outstanding under U.S. GAAP (in thousands)
Basic		25,905,832	25,914,076	25,920,735

Diluted		25,919,814	25,924,682	25,927,936

		December 31
		2011	2012
		NT$	NT$	US$
				(Note 3)
		(In Millions)
Shareholders’ equity

Total shareholders’ equity based on R.O.C. GAAP		$632,043.5	$725,753.7	$24,982.9

Adjustments:
1.	U.S. GAAP adjustments on equity-method investees	(627.0)	(939.0)	(32.4)
2.	10% tax on undistributed earnings	(2,808.4)	(9,629.2)	(331.4)
3.	Goodwill
	3-1. Carrying amount difference from 68% equity interest in TASMC’s share acquisition	52,212.7	52,212.7	1,797.3
	3-2. Reversal of amortization of goodwill recognized under R.O.C. GAAP	(11,507.8)	(11,643.4)	(400.8)
4.	Pension benefits
	4-1. Accrued pension cost	(23.7)	(19.8)	(0.7)
	4-2. Accrual for deferred pension loss	(2,108.3)	(2,734.6)	(94.1)
	4-3. Reversal of the increase in pension liability resulted from net loss not recognized as pension cost under R.O.C. GAAP	-	4.4	0.2
5.	Gain from deconsolidation of GUC	4,304.1	4,304.1	148.2
Income tax effect of U.S. GAAP adjustments		127.5	107.2	3.7

Net adjustment		39,569.1	31,662.4	1,090.0

Total equity based on U.S. GAAP		$671,612.6	$757,416.1	$26,072.9

Attributable to
Shareholders of the parent		$669,162.6	$754,860.1	$25,984.9
Noncontrolling interests		2,450.0	2,556.0	88.0

		$671,612.6	$757,416.1	$26,072.9

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Changes in equity based on U.S. GAAP

Balance, beginning of year	$535,996.3	$615,156.2	$671,612.6	$23,119.2
Net income for the year	164,320.4	137,103.3	158,654.5	5,461.4
Unrealized gain (loss) on available-for-sale marketable securities and hedging derivative financial instruments
TSMC	(338.3)	(1,241.1)	9,128.7	314.2
Equity-method investees	(6.0)	(41.1)	17.5	0.6
Noncontrolling interests	4.0	(3.0)	(3.5)	(0.1)
Common shares issued as profit sharing to employees
TSMC	-	12.3	-	-
Equity-method investees	-	1.1	3.0	0.1
Noncontrolling interests	-	18.3	-	-
Adjustment arising from changes of ownership percentage in investees
TSMC	41.3	3.8	128.6	4.4
Equity-method investees	(3.7)	(3.1)	(8.1)	(0.2)
Noncontrolling interests	4.4	1.1	(38.2)	(1.3)

(Continued)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Translation adjustments
TSMC	$(4,776.5)	$109.8	$(4,320.4)	$(148.7)
Equity-method investees	(187.9)	(9.4)	(140.7)	(4.8)
Noncontrolling interests	86.2	7.6	52.9	1.8
Treasury stock repurchased by the Company	-	(71.6)	-	-
Cash dividends to common shareholders	(77,708.1)	(77,730.2)	(77,748.7)	(2,676.4)
Stock-based compensation
TSMC	172.4	57.0	160.2	5.5
Equity-method investees	(7.8)	(0.4)	30.7	1.1
Noncontrolling interests	7.3	3.1	3.7	0.1
Issuance of stock from exercising stock options	244.8	217.7	242.5	8.4
Changes in actuarial gain (loss) and transition obligation
TSMC	(2,467.0)	369.4	(626.3)	(21.6)
Equity-method investees	(47.8)	19.0	(19.1)	(0.7)
Deconsolidation of GUC
Noncontrolling interests	-	(1,987.9)	-	-
Increase (decrease) in noncontrolling interests	(177.8)	(379.3)	286.2	9.9

Balance, end of year	$615,156.2	$671,612.6	$757,416.1	$26,072.9

Attributable to
Shareholders of the parent	$610,596.7	$669,162.6	$754,860.1	$25,984.9
Noncontrolling interests	4,559.5	2,450.0	2,556.0	88.0

	$615,156.2	$671,612.6	$757,416.1	$26,072.9

(Concluded)

The following U.S. GAAP condensed balance sheets as of December 31, 2011 and 2012, and statements of operations for the years ended December 31, 2010, 2011 and 2012 have been derived from the audited consolidated financial statements and reflect the adjustments presented above.

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

The Company reports comprehensive income (loss) in accordance with the guidance related to reporting comprehensive income for U.S. GAAP purposes.    The guidance related to reporting comprehensive income requires that in addition to net income (loss), a company should report other comprehensive income (loss) consisting of the changes in equity of the company during the year from transactions and other events and circumstance from nonowner sources.    It includes all changes in equity during the year except those resulting from investments by shareholders and distribution to shareholders.    The components of other comprehensive income for the Company consist of unrealized gains and losses relating to the translation of financial statements maintained in foreign currencies, unrealized gains and losses relating to the Company’s investments in available-for-sale securities and hedging derivative financial instruments and changes in actuarial gain or loss and transition obligation of the defined benefit pension plans.

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 3)
	(In Millions)

Assets
Current assets	$225,260.4	$252,288.6	$8,684.6
Long-term investments	38,135.6	69,151.3	2,380.4
Property, plant and equipment, net	490,374.9	617,529.5	21,257.5
Goodwill	46,398.9	46,093.0	1,586.7
Other assets	18,604.6	14,013.7	482.4

Total assets	$818,774.4	$999,076.1	$34,391.6

Liabilities
Current liabilities	$119,815.1	$152,065.2	$5,234.6
Long-term liabilities	20,458.5	82,161.5	2,828.3
Other liabilities	6,888.2	7,433.3	255.8
Equity attributable to shareholders of the parent	669,162.6	754,860.1	25,984.9
Noncontrolling interests	2,450.0	2,556.0	88.0

Total liabilities and equity	$818,774.4	$999,076.1	$34,391.6

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Net sales	$419,988.4	$427,487.7	$506,745.2	$17,443.9
Cost of sales	212,772.1	232,988.4	262,717.0	9,043.6

Gross profit before affiliates elimination	207,216.3	194,499.3	244,028.2	8,400.3
Unrealized gross profit from affiliates	-	(74.0)	(25.0)	(0.9)

Gross profit	207,216.3	194,425.3	244,003.2	8,399.4
Operating expenses	48,433.6	52,405.6	63,045.7	2,170.2

Income from operations	158,782.7	142,019.7	180,957.5	6,229.2
Non-operating income, net	11,305.2	7,218.0	123.3	4.2

Income before income tax	170,087.9	149,237.7	181,080.8	6,233.4
Income tax expense	5,767.5	12,134.4	22,426.3	772.0

Net income	$164,320.4	$137,103.3	$158,654.5	$5,461.4

Net income attributable to shareholders of the parent	$163,638.6	$136,872.7	$158,849.6	$5,468.1

Net income attributable to noncontrolling interests	$681.8	$230.6	$(195.1)	$(6.7)

Consolidated net income based on U.S. GAAP	$164,320.4	$137,103.3	$158,654.5	$5,461.4

Other comprehensive income (loss), net of tax:

Adjustment of unrealized gain (loss) on financial instruments, net of tax benefit of NT$87.7 million and NT$221.2 million for 2010 and 2011, respectively, and net of tax expense of NT$409.3 million for 2012

TSMC	(338.3)	(1,241.1)	9,128.7	314.2
Equity-method investees	(6.0)	(41.1)	17.5	0.6
Noncontrolling interests	4.0	(3.0)	(3.5)	(0.1)

(Continued)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)
Translation adjustments, net of tax expense of nil
TSMC	$(4,776.5)	$109.8	$(4,320.4)	$(148.7)
Equity-method investees	(187.9)	(9.4)	(140.7)	(4.8)
Noncontrolling interests	86.2	7.6	52.9	1.8
Changes in actuarial gain/loss and transition obligation, net of tax expense of nil
TSMC	(2,467.0)	369.4	(626.3)	(21.6)
Equity-method investees	(47.8)	19.0	(19.1)	(0.7)

Consolidated comprehensive income	$156,587.1	$136,314.5	$162,743.6	$5,602.1

Attributable to
Shareholders of the parent	$155,815.1	$136,079.3	$162,889.3	$5,607.1
Noncontrolling interests	772.0	235.2	(145.7)	(5.0)

	$156,587.1	$136,314.5	$162,743.6	$5,602.1

(Concluded)

The components of accumulated other comprehensive income (loss) of the parent were as follows:

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 3)
	(In Millions)

Cumulative translation adjustment	$(6,789.9)	$(11,251.0)	$(387.3)
Unrealized gain on financial instruments	(1,172.9)	7,973.3	274.5
Actuarial gain or loss and transition obligation	(2,123.1)	(2,768.5)	(95.3)

Total accumulated other comprehensive loss	$(10,085.9)	$(6,046.2)	$(208.1)

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

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Net cash inflow (outflow) from:
Operating activities	$222,028.4	$251,103.0	$290,626.7	$10,004.4
Investing activities	(194,871.7)	(187,854.2)	(274,999.3)	(9,466.4)
Financing activities	(48,404.8)	(67,515.8)	(13,570.8)	(467.2)

Change in cash and cash equivalents	(21,248.1)	(4,267.0)	2,056.6	70.8
Cash and cash equivalents at the beginning of year	171,276.3	147,887.0	143,472.3	4,938.8
Effect of exchange rate changes	(2,141.2)	(147.7)	(2,118.3)	(72.9)

Cash and cash equivalents at the end of year	$147,887.0	$143,472.3	$143,410.6	$4,936.7

34.   ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Transition to IFRS in 2013

Starting in 2013, the Company’s financial statements are prepared in accordance with International Financial Reporting Standards, International Accounting Standards, and relevant Interpretations (collectively, “IFRSs”) as issued by International Accounting Standards Board (“IASB”) and IFRSs as endorsed for use in R.O.C. Since the transition date to IFRSs was January 1, 2012, the Company’s 2012 consolidated financial statements under IFRSs may be materially different from the accompanied 2012 consolidated financial statements under R.O.C. GAAP.

b.	Recent accounting pronouncements

In May 2011, the FASB issued an accounting update to amend the fair value measurement guidance and include some enhanced disclosure requirements.    The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs.    The standard is effective for the Company for the year ending December 31, 2012.    The Company has included these new disclosures, as applicable, in Note 34c below.

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

In September 2011, the FASB issued an accounting update, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary.    Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required.    Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.    The adoption of this guidance did not have a material impact on the Company’s results of operations, financial position or cash flows.

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

In July 2012, the FASB issued an accounting update to simplify how entities test indefinite-lived intangible assets for impairment which improves consistency with impairment testing requirements among long-lived asset categories. The update permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value.    For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The standard is effective for fiscal years beginning after December 15, 2012.    Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

c.	Fair Value

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.    The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the Company.

The fair value prioritizes the valuation inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.    Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

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

Assets and liabilities measured at fair value on a recurring basis

The Company uses quoted prices in active markets for identical assets to determine fair value for Level 1 investments such as publicly traded stocks and money market funds.

For forward exchange and cross currency swap contracts, fair values are estimated using discounted cash flow model.    The model uses market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies to project fair value.    The forward exchange and cross currency swap contracts financial assets and liabilities are included in Level 2.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2012:

December 31, 2011	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
(In Millions)

Assets
Derivative financial assets
Forward exchange contract	$ -	$ 15.4	$ -	$ 15.4

Marketable securities - available-for-sale
Publicly traded stocks	3,306.3	-	-	3,306.3
Money market funds	2.5	-	-	2.5

Total	$ 3,308.8	$ 15.4	$ -	$ 3,324.2
Liabilities
Derivative financial liabilities
Forward and Cross currency swap contract	$ -	$ 13.8	$ -	$ 13.8

December 31, 2012	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Derivative financial assets
Forward and Cross currency swap contract	$-	$39.5	$-	$39.5

Marketable securities - available-for-sale
Publicly traded stocks	41,160.4	-	-	41,160.4
Money market funds	1.4	-	-	1.4

Total	$41,161.8	$-	$-	$41,161.8

Liabilities
Derivative financial liabilities
Forward and Cross currency swap contract	$-	$15.6	$-	$15.6

Assets and liabilities measured at fair value on a nonrecurring basis

The Company measures certain assets, including investments accounted for using the equity method and financial assets carried at cost, at fair value on a nonrecurring basis when they are deemed to be impaired.    The valuation processes include controls that are designed to ensure appropriate fair values are recorded. These controls include model validation, review of key model inputs, and analysis of period-over-period fluctuations where appropriate. Due to significant unobservable inputs used, the Company classified these measurements as Level 3.

The Company assesses the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable.    The Company measures the fair value based on the discounted cash flow of the investees, the underlying assumptions, for which had been formulated by such investees’ internal management team, taking into account market conditions for the industries which the investees operate in to ensure the reasonableness of such assumptions.    The compound annual revenue growth rate within the period covered by the most recent forecasts and the weighted average cost of capital, which are significant unobservable inputs used in the fair value measurement, were 9.30% and 8.01%, respectively.

Financial assets carried at cost consist primarily of non-publicly traded stocks.    The Company reviews financial assets carried at cost for impairment quarterly and records an impairment charge when the Company believes an investment has experienced an other-than-temporary decline in value.    Determining whether an other-than-temporary decline in value of the investment has occurred is highly subjective.    Factors the Company considers include the value of the investment in relation to its cost basis and the duration of the decline in value below the cost basis of the investment.    Due to the absence of quoted market prices, the fair values are determined significantly based on management judgment with the best information available.    The Company calculates these fair values using the market approach which includes recent financing activities, valuation of comparable companies, technology development stage, market condition and other economic factors as their inputs.

The table below sets out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized during the years ended December 31, 2011 and 2012:

	December 31, 2011	Level 1	Level 2	Level 3	Total Loss (Refer to Note 13)
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Assets
Financial assets carried at cost	$4,315.0	$-	$-	$4,315.0	$(265.5)

	December 31, 2012	Level 1	Level 2	Level 3	Total Loss (Refer to Note 11 and 13)
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Assets
Investments accounted for using the equity method	$23,430.0	$-	$-	$23,430.0	$(1,186.7)

Financial assets carried at cost	$3,605.1	$-	$-	$3,605.1	$(367.4)

Financial Assets and Liabilities not Measured at Fair Value but for which the Fair Value is Disclosed

The Company uses quoted prices in active markets for identical assets to determine fair value for Level 1 investments such as corporate bonds and government bonds.    For investments in corporate bonds using quoted prices in a less active market are classified as Level 2.

The fair value of the Company’s bonds payable is determined using active market prices and classified as Level 1. The Company uses discounted cash flow model with observable market data, such as LIBOR based yield curve, to determine the fair value of long-term bank loans, other long-term payables and obligations under capital leases. These liabilities are therefore included in Level 2.

The table below sets out the balances for the Company’s assets and liabilities at amortized cost but for which the fair value is disclosed as of December 31, 2011 and 2012:

December 31, 2011	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Held-to-maturity securities
Corporate bonds	$6,410.9	$2,263.2	$-	$8,674.1
Government bonds	454.0	-	-	454.0

Total	$6,864.9	$2,263.2	$-	$9,128.1

Liabilities
Bonds payable	$22,597.1	$-	$-	$22,597.1

Long-term bank loans	$-	$1,650.0	$-	$1,650.0

Other long-term payables	$-	$3,399.9	$-	$3,399.9

Obligations under capital leases	$-	$871.0	$-	$871.0

December 31, 2012	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Held-to-maturity securities
Corporate bonds	$2,886.7	$2,179.7	$-	$5,066.4

Liabilities
Bonds payable	$80,343.4	$-	$-	$80,343.4

Long-term bank loans	$-	$1,487.5	$-	$1,487.5

Other long-term payables	$-	$967.5	$-	$967.5

Obligations under capital leases	$-	$756.3	$-	$756.3

d.	Marketable securities

As of December 31, 2011 and 2012, the marketable securities by category were as follows:

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Marketable securities - available-for-sale	$3,308.8	$41,161.8
Marketable securities - held-to-maturity	9,068.9	5,057.0

The Company uses the average cost method for available-for-sale securities when determining their cost basis. Proceeds from sales of available-for-sale securities for the years ended December 31, 2010, 2011 and 2012 were NT$37,816.3 million, NT$59,305.0 million and NT$964.4 million, respectively.    The Company’s gross realized gains on the sale of marketable securities for the years ended December 31, 2010, 2011 and 2012 were NT$749.5 million, NT$357.6 million and NT$399.6 million, respectively.    The Company’s gross realized losses on the sale of marketable securities for the years ended December 31, 2010, 2011 and 2012 were NT$146.2 million, NT$145.2 million and nil, respectively.

As of December 31, 2011 and 2012, available-for-sale and held-to-maturity securities of the Company were as follows:

	December 31, 2011
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)

Available-for-sale securities
Publicly traded stocks	$4,723.7	$488.0	$(1,905.4)	$3,306.3
Money market funds	2.5	-	-	2.5

Total	$4,726.2	$488.0	$(1,905.4)	$3,308.8

Held-to-maturity securities
Corporate bonds	$8,614.6	$75.5	$(16.0)	$8,674.1
Government bonds	454.3	-	(0.3)	454.0

Total	$9,068.9	$75.5	$(16.3)	$9,128.1

	December 31, 2012
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)

Available-for-sale securities
Publicly traded stocks	$33,057.7	$8,143.1	$(40.4)	$41,160.4
Money market funds	1.4	-	-	1.4

Total	$33,059.1	$8,143.1	$(40.4)	$41,161.8

Held-to-maturity securities
Corporate bonds	$5,057.0	$11.0	$(1.6)	$5,066.4

The following table shows the fair value and gross unrealized losses of the marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that such securities have been in a continuous unrealized loss position as of December 31, 2012:

	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)

Available-for-sale securities
Publicly traded stocks	$-	$-	$109.0	$(40.4)	$109.0	$(40.4)

Held-to-maturity securities

Corporate bonds	$1,166.1	$(1.6)	$-	$-	$1,166.1	$(1.6)

The gross unrealized losses related to bonds and publicly traded stock were due to fair value fluctuations. The Company presently does not intend to sell the above securities and believes that it is not more likely than not that the Company will be required to sell these securities that are in an unrealized loss position before recovery of the Company’s cost.

As of December 31, 2012, the amortized cost and fair value of the Company’s held-to-maturity investments in debt securities by contractual maturity were as follows:

	Cost	Fair Value
	NT$	NT$
	(In Millions)

Held-to-maturity securities
Due in one year or less	$5,057.0	$5,066.4

e.	Stock-based compensation plans

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

Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant-date fair value.    The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally a four-year vesting period.    The adoption of the guidance relating to share-based payment resulted in a cumulative gain from accounting change of NT$37.9 million, which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted.    In March 2005, the SEC issued an interpretation relating to share-based payment and the value of share-based payments for public companies. TSMC has applied the interpretation in its adoption of the guidance relating to share-based payment. In December 2007, the SEC issued an amendment for prior interpretation regarding the use of the simplified method in developing estimates of the expected life of stock options in accordance with the guidance relating to share-based payment.    The amendment allowed the continued use, subject to specific criteria, of the simplified method in estimating the expected life of stock options granted after December 31, 2008.    During 2012, the Company granted employee stock option plans accounted for using the fair value method from TSMC Solar, TSMC SSL and Xintec.

The fair values of the options granted under the TSMC 2002 Plan was not reasonably estimable using appropriate valuation methodologies because the terms of such plans included a provision for a reduction in the exercise price in the event TSMC issues additional common shares or issues ADSs at a price lower than the exercise price of a granted stock option.    Accordingly, the expenses for the stock options granted under the TSMC 2002 Plan were determined using the variable accounting method.    Under such method, the Company accounts for these stock options based on their intrinsic value, remeasured at each reporting date through the date of exercise or other settlement.

Please refer to Note 23 of the Consolidated Financial Statements for other general terms of Employee Stock Option Plans of TSMC, TSMC Solar, TSMC SSL and Xintec, such as the maximum contractual term and the number of shares authorized for each stock option plan, as well as the supplemental information such as outstanding options as of December 31, 2012.

The weighted average remaining aggregate intrinsic value and contractual term of options under the foregoing plans as of December 31, 2012 were as follows:

	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
	NT$	(In Years)
	(In Millions)

TSMC:
Options outstanding	371.1	1.1
Options exercisable	371.1	1.1

Xintec:
Options outstanding	2.4	4.4
Options exercisable	2.4	4.3

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the stock closing price on the last trading date of the year ended December 31, 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012.

The number of options expected to vest for the years ended December 31, 2011 and 2012 was nil and 5,528 thousand shares, respectively.

Total intrinsic value of options exercised in the years ended December 31, 2011 and 2012 was NT$313.5 million and NT$453.5 million, respectively.    Total fair value of options vested, net of taxes, during the years ended December 31, 2011 and 2012 was NT$2.5 million and NT$1.7 million, respectively.

As of December 31, 2012, the unrecognized compensation cost related to stock-based compensation plans was NT$22.7 million.    The unrecognized compensation cost is expected to be recognized over a weighted average period of 3.5 years.

f.	Uncertainty in income taxes

On January 1, 2007, the Company adopted new guidance related to accounting for uncertainty in income taxes, which clarifies the accounting for uncertainty in income taxes by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This guidance also provides rules guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of this guidance, the Company did not recognize any cumulative effect adjustment impacting retained earnings as of the beginning of fiscal year 2007. As of December 31, 2011 and 2012, there were no material uncertain tax positions or unrecognized tax benefits identified by the Company.    The Company does not expect there will be any significant change in this uncertain tax position or unrecognized tax benefits within 12 months of the reporting date.

g.	Settlement income

Settlement income of NT$6,939.8 million, NT$947.3 million and NT$883.8 million was recognized in the years ended December 31, 2010, 2011 and 2012, respectively, under the settlement agreement with Semiconductor Manufacturing International Corporation (SMIC).    The dispute settlement is not a component of the activities that constitute the Company’s ongoing major or central operations and therefore is classified as non-operating income.

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

h.	Deconsolidation of GUC

Since July 2011, the Company ceased to have controlling interest in GUC and its subsidiaries due to the termination of a Shareholders’ Agreement; as a result, the Company no longer consolidates GUC.    Under the deconsolidation accounting guidelines, the investor’s opening investment is recorded at fair value as of the date of deconsolidation.    The difference between this fair value of the investment and the net carrying value is recognized as a gain or loss in earnings.    During the third quarter of 2011, the Company completed a valuation analysis to determine the initial fair value of its investment in GUC.    In determining the fair value, as GUC is listed on TSE, the Company used the market approach by considering GUC’s market price and the Company’s shareholding in GUC upon deconsolidation.

Based on the results of the valuation, the Company determined that at the deconsolidation date the fair value of its investment in GUC was NT$5,369.2 million and recognized a non-cash gain of NT$4,304.1 million in non-operating income under U.S. GAAP for the year ended December 31, 2011.