Form 20-F
period 2013-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2014-04-14
CIK 1046179

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

As of December 31, 2013, 25,928,617,140 Common Shares, par value NT$10 each were outstanding.

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

Yes          No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer    ✓             Accelerated Filer                   Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued ✓ by the International Accounting Standards Board	Other

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

Taiwan Semiconductor Manufacturing Company Limited

i

ii

EX-4.20 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION
EX-4.21 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION
EX-4.22 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION
EX-4.23 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION
EX-4.24 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION
EX-4.25 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION
EX-4.26 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION
EX-4.27 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION
EX-12.1 CERTIFICATION OF CO-CEO - RULE 13A-14(A)
EX-12.2 CERTIFICATION OF CO-CEO - RULE 13A-14(A)
EX-12.3 CERTIFICATION OF CFO - RULE 13A-14(A)
EX-13.1 CERTIFICATION OF CO-CEO - RULE 13A-14(B)
EX-13.2 CERTIFICATION OF CO-CEO - RULE 13A-14(B)
EX-13.3 CERTIFICATION OF CFO - RULE 13A-14(B)
EX-99.1 CONSENT OF DELOITTE & TOUCHE

“TSMC”, “tsmc”, NEXSYS, NEXSYS Technology for SoC, eFoundry, Virtual Fab, TSMC-Your Virtual Fab, TSMC-Your Virtual Fab in Semiconductor Manufacturing, Open Innovation and Open Innovation Platform (OIP) are our registered trademarks used by us in various jurisdictions, including the United States of America. All rights reserved.

iii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of U.S. securities laws. The terms “anticipates,” “expects,” “may,” “will,” “could,” “should” and other similar expressions identify forward-looking statements. These statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

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

Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the commercial production using 16-nanometer and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry as well as business acquisitions and financing plans. Please see “Item 3. Key Information — Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial and Operating Data

The selected consolidated statements of profit or loss and other comprehensive income data and other consolidated financial data for the years ended December 31, 2012 and 2013, and the selected consolidated statements of financial position data as of December 31, 2012 and 2013, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto, which have been prepared in accordance with International Financial Reporting Standards, or “IFRSs”, as issued by the International Accounting Standards Board, or “IASB”. Since these are our first audited consolidated financial statements prepared in accordance with IFRSs, pursuant to the transitional relief granted by the U.S. Securities and Exchange Commission in respect of the first-time adoption of IFRSs, we have only provided financial statements and financial information for the financial years ended December 31, 2012 and 2013. Additionally, financial data as of and for the years ended December 31, 2009, 2010 and 2011 derived from our consolidated financial statements prepared in accordance with accounting principles generally accepted (“GAAP” or “R.O.C. GAAP”) in the Republic of China (“R.O.C.” or “Taiwan”) have not been included below.

In addition to preparing financial statements in accordance with IFRSs as issued by the IASB included in this annual report, we also prepare financial statements in accordance with the IFRSs as adopted for use in Taiwan (“Taiwan-IFRSs”), which we are required to file with the Financial Supervisory Commission (“FSC”) of R.O.C. and Taiwan Stock Exchange (“TWSE”) under the applicable regulations and listing rules of the TWSE. Please see “Item 5. Operating and Financial Reviews and Prospects – First Time Adoption of IFRSs” for more details. English translations of such financial statements are furnished to the SEC on Form 6-K, which are not incorporated by reference to this or any of our previous annual reports on Form 20-F.

	Year ended and as of December 31,
	2012	2013	2013
	NT$	NT$	US$
	(in millions, except for percentages, earnings per share and per ADS)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Net revenue	506,745	597,024	20,014
Cost of revenue	(262,592)	(315,642)	(10,581)
Gross profit before unrealized gross profit on sales to associates	244,153	281,382	9,433
Unrealized gross profit on sales to associates	(25)	(21)	(1)
Gross profit	244,128	281,361	9,432
Operating expenses	(62,517)	(71,339)	(2,392)
Other operating income and expenses, net	(449)	47	2
Income from operations	181,162	210,069	7,042
Non-operating income and expenses	499	5,893	198
Income before income tax	181,661	215,962	7,240
Income tax expense	(22,375)	(32,112)	(1,077)
Net income	159,286	183,850	6,163
Other comprehensive income for the year, net of income tax	4,261	16,359	549
Total comprehensive income for the year	163,547	200,209	6,712
Net income attributable to shareholders of the parent	159,481	183,978	6,167
Net loss attributable to noncontrolling interests	(195)	(128)	(4)

	Year ended and as of December 31,
	2012	2013	2013
	NT$	NT$	US$
	(in millions, except for percentages, earnings per share and per ADS)
Total comprehensive income attributable to shareholders of the parent	163,692	200,343	6,716
Total comprehensive loss attributable to noncontrolling interests	(145)	(134)	(4)
Basic earnings per share	6.15	7.10	0.24
Diluted earnings per share	6.15	7.10	0.24
Basic earnings per ADS equivalent	30.76	35.48	1.19
Diluted earnings per ADS equivalent	30.75	35.48	1.19
Basic weighted average shares outstanding	25,921	25,928	25,928
Diluted weighted average shares outstanding	25,928	25,930	25,930

	Year ended and as of December 31,
	2012	2013	2013
	NT$	NT$	US$
	(in millions, except for cash dividend per common share)
Consolidated Statements of Financial Position Data:
Working capital	92,223	154,513	5,180
Long-term investments(1)	65,723	89,024	2,984
Property, plant and equipment	617,562	792,666	26,573
Intangible assets	10,960	11,490	385
Total assets	961,344	1,262,801	42,333
Hedging derivative financial liabilities	-	5,482	184
Long-term bonds payable	80,000	210,768	7,066
Accrued pension cost	6,781	6,802	228
Total liabilities	247,749	428,688	14,371
Capital stock	259,245	259,286	8,692
Equity attributable to shareholders of the parent	711,052	833,846	27,953
Noncontrolling interests	2,543	267	9
Cash dividend per common share(2)	3.0	3.0	0.1

	Year ended and as of December 31,
	2012	2013	2013
	NT$	NT$	US$
	(in millions, except for percentages and operating data)
Other Financial Data:
Gross margin	48%	47%	47%
Operating margin	36%	35%	35%
Net margin	31%	31%	31%
Capital expenditures	246,137	287,595	9,641
Depreciation and amortization	131,349	156,182	5,236
Cash generated by operating activities	284,963	347,384	11,645
Cash used in investing activities	(269,318)	(281,054)	(9,422)
Cash generated by (used in) financing activities	(13,589)	32,106	1,076
Effect of exchange rate changes	(2,118)	849	29
Net cash inflow (outflow)	(62)	99,285	3,328
Operating Data:
Wafer (200mm equivalent) shipment(3)	14,044	15,666	15,666
Billing Utilization Rate(4)	91%	91%	91%

(1)	Investments accounted for using equity method, and noncurrent available-for-sale financial assets.
(2)	In one decimal point.
(3)	In thousands.
(4)

“Billing Utilization Rate” is equal to annual wafer shipment divided by annual capacity, which includes wafers committed by Vanguard International Semiconductor Corporation (“VIS”) and Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). Please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions”.

Exchange Rates

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$”, “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. The translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made by the exchange rate as set forth in the statistical release of the Federal Reserve Board. Unless otherwise noted, all translations for the year 2013 were made at the exchange rate as of December 31, 2013, which was NT$29.83 to US$1.00. On April 4, 2014, the exchange rate was NT$30.20 to US$1.00.

The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged.

	NT dollars per U.S. dollar
	Average(1)	High	Low	Period-End

2012	29.47	29.91	29.05	29.05
2013	29.73	30.03	29.42	29.83
October 2013	29.38	29.49	29.32	29.42
November 2013	29.52	29.65	29.37	29.59
December 2013	29.72	30.03	29.53	29.83
January 2014	30.14	30.31	29.90	30.31
February 2014	30.31	30.37	30.25	30.29
March 2014	30.40	30.65	30.24	30.45
April 2014 (through April 4, 2014)	30.26	30.29	30.20	30.20

(1)	Annual averages calculated from month-end rates and monthly averages calculated from daily closing rates.

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

In recent times, several major systemic economic and financial crises and natural disasters negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. These types of crises cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our products and services. In addition, these crises may cause a number of indirect effects such as undermining the ability of our customers to remain competitive vis-à-vis the financial and economic challenges created by insolvent countries and companies still struggling to survive in the wake of these crises. For example, there could be in the future knock-on effects from these types of crises on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products; customer insolvencies; and counterparty failures negatively impacting our treasury operations. Any future systemic political, economic or financial crisis or catastrophic natural disaster (as well as the indirect effects flowing from these crises or disasters) could cause revenues for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial condition of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances could increase our operating expenses and therefore reduce our operating income and net income. Thus, any future global economic crisis or catastrophic natural disaster (and their indirect effects) could materially and adversely affect our results of operations.

Since we are dependent on the highly cyclical semiconductor and electronics industries, which have experienced significant and sometimes prolonged periods of downturns and overcapacity, our revenues, earnings and margins may fluctuate significantly.

The electronics industries and semiconductor market are cyclical and subject to significant and often rapid increases and decreases in product demand. Our semiconductor foundry business is affected by market conditions in such highly cyclical electronics and semiconductor industries. Most of our customers operate in these industries. Variations in order levels from our customers may result in volatility in our revenues and earnings. From time to time, the electronics and semiconductor industries have experienced significant and sometimes prolonged periods of downturns and overcapacity. Any systemic economic, political, or financial crisis, such as the one that occurred in 2008-2009, could create significant volatility and uncertainty within the electronics and semiconductor industries which may disrupt traditional notions of cyclicality within such industries. As such, the nature, extent and scope of such periods of downturns and overcapacity may vary drastically in accordance with the degree of volatility of market demand. Because we are, and will continue to be, dependent on the requirements of electronics and semiconductor companies for our services, periods of downturns and overcapacity in the general electronics and semiconductor industries could lead to reduced demand for overall semiconductor foundry services, including our services. If we cannot take appropriate actions such as reducing our costs to sufficiently offset declines in demand, our revenues, margin and earnings will suffer during periods of downturns and overcapacity. Furthermore, due to the increasingly complex technological nature of our foundry services, the amount of our accounting provisions may also need to be provided and adjusted for potential sales returns and allowances to customers that may adversely affect the results of our operations.

Decreases in demand and average selling prices for products that contain semiconductors may adversely affect demand for our products and may result in a decrease in our revenues and earnings.

A vast majority of our revenue is derived from customers who use our services in communication devices, personal computers, consumer electronics products and industrial/standard products. Any decrease in the demand for any one of these products may decrease the demand for such other products as well as overall global semiconductor foundry services, including our services and may adversely affect our revenues. Further, because we own most of our manufacturing capacities, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins. In addition, the historical and current trend of declining average selling prices (or “ASP”) of end use applications places downward pressure on the prices of the components that go into such applications. If the ASP of end use applications continues decreasing, the pricing pressure on components produced by us may lead to a reduction of our revenues, margin and earnings.

In light of the rise of new foundry service providers worldwide, if we are unable to compete effectively in the highly competitive foundry segment of the semiconductor industry, we may lose customers and our profit margin and earnings may decrease.

The markets for our foundry services are highly competitive. We compete with other foundry service providers, as well as integrated device manufacturers that devote a significant portion of their manufacturing capacity to foundry operations. Some of these companies may have access to more advanced technologies and greater financial and other resources than us, such as the possibility of receiving direct or indirect government bailout/economic stimulus funds or other incentives that may be unavailable to us. Our competition may, from time to time, also decide to undertake aggressive pricing initiatives in one or more technology nodes. Increases in these competitive activities may decrease our customer base, or our ASP, or both. For example, over the past few years, we have seen the rise of certain firms with the capability of providing foundry services. These firms are committed to try to attract our customers. If we are unable to compete with any and each of these new competitors with better technologies and manufacturing capacity and capabilities, we risk losing customers to these new contenders.

If we are unable to remain a technological leader in the semiconductor industry or if we are unable to timely respond to fast-changing semiconductor market dynamics, we may become less competitive.

The semiconductor industry and its technologies are constantly changing. We compete by developing process technologies using increasingly advanced nodes and on manufacturing products with more functions. We also compete by developing new derivative technologies. If we do not anticipate these changes in technologies and rapidly develop new and innovative technologies, or our competitors unforeseeably gain sudden access to additional technologies, we may not be able to provide foundry services on competitive terms. In addition, our customers have significantly decreased the time in which their products or services are launched into the market. If we are unable to meet these shorter product time-to-market, we risk losing these customers. These factors have also been intensified by the shift of the global technology market to consumer driven products such as mobile devices, and increasing concentration of customers and competition (all further discussed among these risk factors). These challenges also place greater demands on our research and development capabilities. If we are unable to innovate new technologies that meet the demands of our customers or overcome the above factors, our revenues may decline significantly. Although we have concentrated on maintaining a competitive edge in research and development, if we fail to achieve advances in technologies or processes, or to obtain access to advanced technologies or processes developed by others, we may become less competitive.

If we are unable to manage our capacity and the streamlining of our production facilities effectively, our competitiveness may be weakened.

We perform long term market demand forecasts to estimate general economic and market conditions for our products and services. Based upon these estimates, we manage our overall capacity in accordance with market demand. Because market conditions may vary significantly and unexpectedly, our market demand forecast may change significantly at any time. Further, since certain manufacturing lines or tools in some of our manufacturing facilities may be suspended or shut down temporarily during periods of decreased demand, we may not be able to ramp up in a timely manner during periods of increased demand. During periods of continued decline in demand, our operating facilities may not be able to absorb and complete in a timely manner outstanding orders re-directed from shuttered facilities. Recently, we have been adding capacity to our 300mm wafer fabs in the Hsinchu Science Park, Southern Taiwan Science Park and Central Taiwan Science Park, based on our market demand forecasts taking into account the demand forecasts of our customers. As a result, our total monthly capacity for 300mm wafer fabs was increased from 366,800 wafers as of December 31, 2012 to 414,700 wafers as of December 31, 2013. Expansion and modification of our production facilities will, among other factors, increase our costs. For example, we will need to purchase additional equipment, train personnel to operate the new equipment or hire additional personnel. If we do not increase our net revenue accordingly, in order to offset these higher costs, our financial performance may be adversely affected. See “Item 4. Information on the Company — Capacity Management and Technology Upgrade Plans” for a further discussion.

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

We depend on the continued services and contributions of our executive officers and skilled technical and other personnel. Our business could suffer if we lose, for whatever reasons, the services and contributions of some of these personnel and we cannot adequately replace them. We may be required to increase or reduce the number of employees in connection with any business expansion or contraction in accordance with market demand for our products and services. Since there is intense competition for the recruitment of these personnel, we cannot ensure that we will be able to fulfill our personnel requirements in a timely manner during an economic upturn.

We may be unable to obtain in a timely manner and at a reasonable cost equipment currently proven and existing that are necessary for us to remain competitive.

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

Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals, and photoresist, on a timely basis. In the past, shortages in the supply of some materials, whether by specific vendors or by the semiconductor industry generally, have resulted in occasional industry-wide price adjustments and delivery delays. Also, since we procure some of our raw materials from sole-source suppliers, there is a risk that our need for such raw materials may not be met or that back-up supplies may not be readily available. Our revenue and earnings could decline if we are unable to obtain adequate supplies of the necessary raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

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

Any inability to obtain, preserve, enforce, defend and protect our technologies and intellectual property rights and third-party licenses could harm our competitive position.

Our ability to compete successfully and to achieve future growth will depend in part on the continued strength of our intellectual property portfolio. While we actively obtain, preserve, enforce, defend and protect our intellectual property rights, there can be no assurance that our efforts will be adequate to prevent the misappropriation or improper use of our proprietary technologies, trade secrets, software or know-how. Also, we cannot assure you that, as our business or business models expand into new areas, or otherwise, we will be able to develop independently the technologies, trade secrets, patents, software or know-how necessary to conduct our business or that we can do so without unknowingly infringing the intellectual property rights of others. As a result, we may have to rely increasingly on licensed technologies and patent licenses from others. To the extent that we rely on licenses from others, there can be no assurance that we will be able to obtain any or all of the necessary licenses in the future on terms we consider reasonable or at all. The lack of necessary licenses could expose us to claims for damages and/or injunctions from third parties, as well as claims for indemnification by our customers in instances where we have contractually agreed to indemnify our customers against damages resulting from infringement claims.

We have received, from time-to-time, communications from third parties asserting that our technologies, manufacturing processes, the design of the integrated circuits made by us or the use by our customers of semiconductors made by us may infringe upon their patents or other intellectual property rights. Because of the nature of the industry, we may continue to receive such communications in the future. In some instances, these disputes have resulted in litigation. Recently, there has been a notable increase in the number of claims or lawsuits initiated by certain patent assertion entities and these entities are also becoming more aggressive in their monetary demands and requests for court-issued injunctions. Such lawsuits or claims may increase our cost of doing business and may potentially be extremely disruptive if the plaintiffs succeed in blocking the trade of our products and services. If we fail to obtain or maintain certain government, technologies or intellectual property licenses and, if litigation relating to alleged intellectual property matters occurs, it could prevent us from manufacturing or selling particular products or applying particular technologies, which could reduce our opportunities to generate revenues. See “Item 8. Financial Information — Legal Proceedings” for a further discussion.

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

Under IFRSs, we are required to evaluate our investments, tangible assets and intangible assets for impairment whenever triggering events or changes in circumstances indicate that the asset may be impaired. If certain criteria are met, we are required to record an impairment charge. We are also required under IFRSs to evaluate goodwill for impairment at least on an annual basis or more frequently whenever triggering events or changes in circumstances indicate that goodwill may be impaired and the carrying value may not be recoverable. For example, we hold investments in certain publicly listed and private companies, some of which have incurred certain impairment charges as discussed further in our financial statements. We are not able to estimate the extent or timing of any impairment charge for future years. Any impairment charge required may have a material adverse effect on our net income.

The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. See “Item 5. Operating and Financial Reviews and Prospects — Critical Accounting Policies And Judgments” for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.

Having one or more large customers that account for a significant percentage of our revenues may render us vulnerable to the loss of or significant curtailment of purchases by one or more large customers that could in turn adversely affect our results of operations.

Over the years, our customer profile and the nature of our customers’ business have changed dramatically. While we generate revenue from hundreds of customers worldwide, our ten largest customers accounted for approximately 60% and 62% of our net revenue in 2012 and 2013, respectively. Our largest customer accounted for 17% and 22% of our net revenue in 2012 and 2013, respectively. This customer concentration results in part from the changing dynamics of the electronics industry with the structural shift to mobile devices and applications and software that provide the content for such devices. There are only a limited number of customers who are successfully exploiting this new business model paradigm. Also, in order to respond to the new business model paradigm, we have seen the nature of changes in our customers’ business models. For example, there is a growing trend toward the rise of system houses that operate in a manner which make their products and services more marketable in a changing consumer market. The loss of, or significant curtailment of purchases by, one or more of our top customers, including curtailments due to increased competitive pressures, industrial consolidation, a change in their designs, or change in their manufacturing sourcing policies or practices of these customers, or the timing of customer or distributor inventory adjustments, or change in our major customers’ business models may adversely affect our results of operations and financial condition.

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

The majority of our principal executive officers and our principal production facilities are located in the R.O.C., and a substantial majority of our net revenues are derived from our operations in the R.O.C. In addition, we have operations worldwide and a significant percentage of our revenue comes from sales to locations outside the R.O.C. Operating in the R.O.C. and overseas exposes us to changes in policies and laws, as well as the general political and economic conditions, security risks, health conditions and possible disruptions in transportation networks, in the various countries in which we operate, which could result in an adverse effect on our business operations in such countries and our results of operations as well as the market price and the liquidity of our ADSs and common shares.

For example, even though the R.O.C. and the PRC have co-existed for more than six decades and significant economic and cultural relations have been established during that time, the financial markets have viewed certain past developments in relations between the two sides as occasions to depress general market prices of the securities of Taiwanese companies, including our own. In addition, the R.O.C. government has not lifted some trade and investment restrictions imposed on Taiwanese companies on the amount and types of certain investments that can be made in Mainland China. In addition to the above factors, future expansions of our operations in Taiwan will likely be handicapped by the limited availability of commercial-use land, industrial-quantities of natural resources such as water (needed for our foundry processes) and experienced human resources.

Our operational results could also be materially and adversely affected by natural disasters or interruptions in the supply of utilities (such as water or electricity), in the locations in which we, our customers or our suppliers operate.

The frequency and severity of natural disasters has been increasing. We have manufacturing and other operations in locations subject to natural disasters, such as severe weather, flooding, earthquakes and tsunamis, as well as interruptions or shortages in the supply of utilities, such as water and electricity, which could disrupt operations. We have operations in earthquake-prone locations and any major natural disaster occurring in any such locations may cause severe disruptions to our business operations and financial performance. In addition, our suppliers and customers also have operations in such locations. For example, most of our production facilities, as well as those of many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan and Japan, which are susceptible to earthquakes, tsunamis, flooding, typhoons, and droughts from time to time. In addition, we have occasionally suffered power outages or surges in Taiwan caused by difficulties encountered by our electricity supplier, the Taiwan Power Company, or other power consumers on the same power grid, which have resulted in interruptions to our production schedule. While our business continuity management and emergency response plans are intended to prevent or minimize losses in the future, there is no assurance that the measures will fully eliminate the losses or the insurance will fully cover any losses. One or more natural disasters or interruptions to the supply of utilities that results in a prolonged disruption to our operations, or the operations of our customers or suppliers, may adversely affect the results of our operations and financial conditions.

Our failure to comply with applicable environmental and climate related laws and regulations, as well as international laws, regulations and accords to which we are subject, could also harm our business and operational results.

The manufacturing, assembling and testing of our products require the use of metals, chemicals, minerals and materials that are subject to environmental, climate-related, health and safety and humanitarian, conflict-free sourcing laws, regulations and guidelines issued worldwide. For example, the U.S. SEC implemented the final rule mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act to require companies to publicly disclose their use of conflict minerals that originated in the Democratic Republic of the Congo (DRC) or an adjoining country. We take our responsibility to comply with applicable legal requirements on conflict minerals very seriously. For further information about our conflict mineral status under applicable U.S. SEC law, please see our Form SD to be filed with the U.S. SEC. (After the filing of this document, please also visit our Corporate Social Responsibility section of our website at www.tsmc.com for further details about our conflict-free status). The final applicable legal rule as well as non-binding guidelines on conflict minerals imposes substantial supply chain verification requirements in the event that conflict minerals originates from the Democratic Republic of the Congo, adjoining countries or any geographic territory that may be specified by the relevant authorities at a future date. These new rules and verification requirements, which apply to our activities in 2013 and beyond, impose additional costs on us and on our suppliers and may limit the sources or increase the prices of materials used in our products. Further, if we are unable to certify that our products are conflict free under applicable law or non-binding guidelines or if we are unable to comply with any material provisions of such laws or guidelines, we may face challenges with our customers that place us at a significant competitive disadvantage, and our goodwill and reputation may be irreparably damaged. Often times, our customers have imposed upon us legally non-binding conditions or guidelines on sourcing conflict minerals that exceed those imposed under relevant legal requirements. For example, many of our customers have been asking us to apply the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals in Conflict-Affected and High-Risk Areas. These guidelines while legally non-binding may impose requirements that well exceed those mandated by applicable law. If we agree to apply these guidelines as requested by our customers, there is the risk that the prices we charge for our products and services will increase (to reflect the added cost in complying with such conditions or guidelines), resulting in the loss of actual and potential customers. Conversely, any failure on our part to comply with such customer-imposed legally non-binding conditions or guidelines may result in us suffering significant competitive harms such as the loss of actual or potential customers that will likely have a material adverse impact on our financial statements. Although we may be eligible for various exemptions and/or extensions of time for compliance, our failure to comply with any of these applicable laws or regulations could result in:

—	significant penalties and legal liabilities, such as the denial of import permits;

—	the temporary or permanent suspension of production of the affected products;

—	unfavorable alterations in our manufacturing, fabrication and assembly and test processes;

—	loss of actual or potential sales contracts in case we are unable to satisfy the conditions regarding conflict-free minerals sourcing laws or requirements by our customers; and

—	restrictions on our operations or sales.

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

Increasing climate change and environmental concerns could affect the results of our operations if any of our customers request that we provide products and services that exceed any existing standard(s) of environmental compliance. For example, we have been working on an on-going basis with our suppliers, customers, and several industry consortia to develop and provide products that are compliant with the European Union Restriction of Hazardous Substances Directive (“RoHS”). Even though we are entitled to rely on various exemptions under RoHS, some of our customers may request that we provide products that exceed the legal standard set by RoHS without using any of the exemptions still permitted under RoHS. If we are unable to offer such products or offer products that are compliant, but are not as reliable due to the lack of reasonably available alternative technologies or materials, we may lose market share to our competitors.

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

To mitigate risks resulting from climate change, we continue to actively carry out energy conservation measures and voluntary perfluorinated compounds (PFC) emission reduction projects, and conduct greenhouse gas inventories verification every year. Since 2005, we have publicly disclosed climate change information every year through participation in the annual survey conducted by the nonprofit carbon disclosure project, which includes greenhouse gas emission and reduction information for all of our fabs.

Adverse fluctuations in exchange rates could decrease our operating margin.

Over one-half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. In 2013, more than 90% of our revenue were denominated in U.S. dollars and currencies other than NT dollars. Therefore, any significant fluctuation to our disadvantage in such exchange rates would have an adverse effect on our financial condition. For example, during the period from September 1, 2010 to December 30, 2010, the U.S. dollar depreciated 8.9% against the NT dollar, which had a negative impact on our results of operations. Specifically, based on our 2013 results, every 1% depreciation of the U.S. dollar against the NT dollar exchange rate may result in approximately 0.4 percentage point decrease in our operating margin. In addition, fluctuations in the exchange rate between the U.S. dollar and the NT dollar may affect the U.S. dollar value of our common shares and the market price of the ADSs and of any cash dividends paid in NT dollars on our common shares represented by ADSs. Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a further discussion on the possible impact of other market factors on our results of operations.

Fluctuations in inflationary and deflationary market expectations could negatively affect costs of and demand for our products and services, which may harm our financial results.

The world economy is becoming more vulnerable to sudden unexpected fluctuations in inflationary and deflationary market expectations and conditions. For example, certain structural changes that resulted from the global financial crisis in 2008-2009 and EU sovereign debt crises, such as highly accommodative monetary policies by major central banks worldwide, may cause variations in the expectation of inflation or deflation. Both high inflation and deflation adversely affect an economy, at both the macro and micro levels, by reducing economic efficiency, disrupting saving and investment decisions and reducing the efficiency of the market prices as a mechanism to allocate resources. Such fluctuations may negatively affect the costs of our operations and the business operations of our customers who may be forced to plan their purchases of our goods and services within an uncertain macro and micro economy. Therefore, the demand for our products and services could unexpectedly fluctuate severely in accordance with market and consumer expectations of inflation or deflation. Please see “Item 5. Operating and Financial Reviews and Prospects — Inflation & Deflation” for a further discussion.

Amendments to existing tax regulations or new tax legislation in the R.O.C. may have an adverse effect on our net income.

While we are subject to tax laws and regulations in various jurisdictions in which we operate or conduct business, our principal operations are conducted in the R.O.C. and we are exposed primarily to taxes levied by the government of the R.O.C. Any changes of tax laws and regulations in this jurisdiction could affect our effective tax rate and profitability of our operating results. See “Item 5. Operating and Financial Reviews and Prospects — Taxation” for further discussion of significant tax regulation changes.

If certain of our strategic investments fail to achieve their respective forecasted returns or objectives, we may suffer financial losses that may materially lower our profit margin and distributable earnings.

From time to time, we have made or will make a series of strategic investments that serve two major purposes. Firstly, some of our major strategic investments were (or will be) made to help us open new sources of revenues and innovate alternative business models that target to generate additional shareholders’ value going forward in the future. For example, in order to help us grow into next generation business areas, we have invested to develop potential businesses in solid state lighting, solar power and other renewable sources of energy. We believe these investments into these areas will generate new sources of revenues as the gradual transition into consuming cleaner sources of power is generally expected. For further information on these investments, please see “Item 4. Information on the Company — Our Subsidiaries and Affiliates”. Secondly, some of our significant strategic investments were (or will be) made to help us grow our existing business by augmenting key technology development. For example, to accelerate the development of next-generation lithographic technology, in August 2012, TSMC joined the ASML Holding N.V. Customer Co-Investment Program (along with other major technology firms). The program’s scope includes development of extreme ultraviolet (EUV) lithography technology and 450-millimeter (450mm) lithography tools. Under the agreement with ASML Holding N.V. (“ASML”), TSMC invested EUR838 million to acquire 5% of ASML’s equity and has committed EUR276 million, to be spread over five years, to ASML’s research and development program. As a result, we are exposed to share price fluctuations arising from the investment in ASML. In the future, we may make more strategic investments in various forms, whether through stock purchases, assets purchases, licensing of major intellectual property rights, joint investments or research and development projects, outright mergers and acquisitions, private equity transactions and other similar transactions. Any such investment will incur risks, which may result in losses if not carefully managed. Any such loss resulting from such investments may result in significant impairment charges, lower profit margin and ultimately lower distributable earnings.

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

One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund of Taiwan, R.O.C. which owned 6.4% of TSMC’s outstanding shares as of February 28, 2014, has from time to time in the past sold our shares in the form of ADSs in several transactions.

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

Our History and Structure

Our legal and commercial name is (Taiwan Semiconductor Manufacturing Company Limited). We believe we are currently the world’s largest dedicated foundry in the semiconductor industry. We were founded in 1987 as a joint venture among the R.O.C. government and other private investors and were incorporated in the R.O.C. on February 21, 1987. Our common shares have been listed on the Taiwan Stock Exchange since September 5, 1994, and our ADSs have been listed on the New York Stock Exchange since October 8, 1997.

Our Principal Office

Our principal executive office is located at No. 8, Li-Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. Our telephone number at that office is (886-3) 563-6688. Our web site is www.tsmc.com. Information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

Business Overview of the Company

As a foundry, we manufacture semiconductors using our manufacturing processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of wafer fabrication processes, including processes to manufacture CMOS logic, mixed-signal, radio frequency, embedded memory, BiCMOS mixed-signal and other semiconductors. We estimate that our revenue market segment share among total foundries worldwide was 49% in 2013. We also offer design, mask making, bumping, probing, and assembly and testing services.

We believe that our large capacity, particularly for advanced technologies, is a major competitive advantage. Please see “— Manufacturing Capacity and Technology” and “— Capacity Management and Technology Upgrade Plans” for a further discussion of our capacity.

We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor and system companies such as Advanced Micro Devices, Inc., Broadcom Corporation, Marvell Semiconductor Inc., MediaTek Inc., NVIDIA Corporation, OmniVision Technologies and Qualcomm Incorporated, to integrated device manufacturers such as Renesas Electronics Corporation, STMicroelectronics and Texas Instruments Inc. Fabless semiconductor and system companies accounted for approximately 87%, and integrated device manufacturers accounted for approximately 13% of our net revenue in 2013.

Our Semiconductor Facilities

We currently operate one 150mm wafer fab, six 200mm wafer fabs and three 300mm wafer fabs. Our corporate headquarters and five of our fabs are located in the Hsinchu Science Park, two fabs are located in the Southern Taiwan Science Park, one fab is located in the Central Taiwan Science Park, one fab is located in the United States, and one fab is located in Shanghai. Our corporate headquarters and our five fabs in Hsinchu occupy parcels of land of a total of approximately 555,304 square meters. We lease these parcels from the Hsinchu Science Park Administration in Hsinchu under agreements that will be up for renewal between June 2015 and December 2032. We have leased from the Central Taiwan Science Park Administration a parcel of land of approximately 184,408 square meters for our Taichung fabs under agreements that will be up for renewal in December 2028. We have leased from the Southern Taiwan Science Park Development Office approximately 764,158 square meters of land for our fabs in the Southern Taiwan Science Park under agreements that will be up for renewal between July 2017 and July 2032. We also own approximately 143,215 square meters of land located in Miaoli, Taiwan. WaferTech owns a parcel of land of approximately 1,052,186 square meters in the State of Washington in the United States, where the WaferTech fab and related offices are located. TSMC China owns the land use rights of 369,087 square meters of land in Shanghai, where Fab 10 and related offices are located. Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs. We are expanding our 300mm fabrication capacity and research and development through Fab 12 in the Hsinchu Science Park, Fab 14 in the Southern Taiwan Science Park and Fab 15 in the Central Taiwan Science Park. Total monthly capacity for 300mm wafer fabs was increased from 366,800 wafers as of December 31, 2012 to 414,700 wafers as of December 31, 2013. We will continuously evaluate our capacity in light of prevailing market conditions.

Semiconductor Manufacturing Capacity and Technology

We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers or third party designers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net revenue of advanced semiconductors with a resolution of 40/45-nanometer and below, and are one of the leaders in the semiconductor manufacturing industry generally. We are the first dedicated foundry with proven low-k interconnect technology in commercial production from the 0.13 micron node down to 28-nanometer node. Following our commercial production based on 65-nanometer process technology in 2006, we also unveiled 55-nanometer process technology in 2007. Our 65-nanometer and 55-nanometer technologies are the third-generation proprietary processes that employ low-k dielectrics. In 2008, we also qualified our 45-nanometer and 40-nanometer process technologies with ultra low-k dielectrics and advanced immersion lithography. In the fourth quarter of 2011, we began volume production of 28-nanometer products with first-generation high-k/metal gate transistor. In 2012, we continued 20-nanometer technology development to provide a migration path from 28-nanometer for both performance driven products and mobile computing applications. In 2013, we continued our 16-nanometer technology development.

The following table lists our fabs and those of our affiliates, together with the year of commencement of commercial production, technology and capacity during the last two years:

Fab(1)	Year of commencement	Current most advanced technology for volume production(2)	Monthly capacity(3)(4)(5)
			2012	2013
2	1990	450	48,412	48,650
3	1995	150	103,023	96,693
5	1997	150	49,849	33,506
6	2000	110	100,440	144,100
8	1998	110	89,587	72,784
10	2004	150	80,300	83,700
11	1998	150	37,500	38,000
12	2001	28	289,747	281,052
14	2004	40	418,862	427,502
15	2012	28	116,782	224,476

Total(5)			1,334,502	1,450,463

(1)

Fab 2 produces 150mm wafers. Fabs 3, 5, 6, 8, 10 and Fab 11 (WaferTech) produce 200mm wafers. Fab 12, Fab 14 and Fab 15 produce 300mm wafers. Fabs 2, 3, 5, 8 and 12 are located in Hsinchu Science Park. Fab 6 and Fab 14 are located in the Southern Taiwan Science Park. Fab 15 is located in Central Taiwan Science Park. WaferTech is located in the United States and Fab 10 is located in Shanghai.

(2)	In nanometers, as of year-end.
(3)	Estimated capacity in 200mm equivalent wafers as of year-end for the total technology ranges available for production.
(4)

Under an agreement with VIS, TSMC is required to use its best commercial efforts to maintain utilization of a certain amount of reserved capacity as agreed by both parties. Please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Vanguard International Semiconductor Corporation” for a discussion of certain of the VIS contract terms. The amounts to be used at VIS are not included in our monthly capacity figures.

(5)

Starting 2013, TSMC no longer included the capacity of our joint venture, SSMC, in this capacity table. However, TSMC still has the access to SSMC’s capacity. Under an agreement with SSMC, TSMC is required to maintain utilization of a certain amount of reserved capacity as agreed by the parties. Please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Systems on Silicon Manufacturing Company Pte. Ltd.” for a discussion of certain of the SSMC contract terms.

As of December 31, 2013, our monthly capacity (in 200mm equivalent wafers) was 1,450,463 wafers, compared to 1,334,502 wafers at the end of 2012. This increase was primarily due to the expansion of our 28-nanometer advanced technology. Our semiconductor manufacturing facilities require substantial investment to construct and are largely fixed-cost assets once they are in operation. Because we own most of our manufacturing capacity, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins.

Capacity Management and Technology Upgrade Plans

We perform long term market demand forecasts to estimate general economic and market conditions for our products and services. Based upon these estimates, we manage our overall capacity in accordance with market demand. For example, such planning enables us to match significant customer demands for our services with the corresponding capacity increase needed to fulfill such demands. Since market conditions may vary significantly and unexpectedly, our market demand forecast may change significantly at any time. Based on our current market demand forecasts, we intend to maintain our strategy of expanding manufacturing capacity and improving manufacturing process technologies to meet both the fabrication and the technological needs of our customers.

Our capital expenditures in 2012 and 2013 were NT$246,137 million and NT$287,595 million (US$9,688 million, translated from a weighted average exchange rate of NT$29.687 to US$1.00), respectively. Our capital expenditures in 2014 are expected to be approximately US$9.5 billion to US$10 billion, which, depending on market conditions, may be adjusted later. Starting from 2012, our capital expenditures were funded by our operating cash flow and the issuance of corporate bonds. Our capital expenditures for 2014 are expected to be funded primarily by our operating cash flow. In 2014, we anticipate our capital expenditures to focus primarily on the following:

—	adding production capacity to our 300mm wafer fabs;

—	developing new process technologies in 16-nanometer and 10-nanometer nodes;

—	expanding buildings/facilities for Fab 12, Fab 14 and Fab 15;

—	other research and development projects;

—	capacity expansion for mask and backend operations; and

—	solar and solid state lighting businesses.

These investment plans are still preliminary and may change according to market conditions.

Markets and Customers

The primary customers of our foundry services are fabless semiconductor companies, systems companies and integrated device manufacturers. The following table presents the breakdown of net revenue, including foundry services and others, by type of customers during the last two years:

	Year ended December 31,
	2012		2013
Customer Type	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
Fabless semiconductor companies/systems companies	432,090	85.3%	519,142	87.0%
Integrated device manufacturers	74,007	14.6%	76,967	12.9%
Others	648	0.1%	915	0.1%

Total	506,745	100.0%	597,024	100.0%

We categorize our net revenue based on the country in which the customer is headquartered, which may be different from the net revenue for the countries to which we actually sell or ship our products or different from where products are actually ordered. Under this approach, the following table presents a regional geographic breakdown of our net revenue during the last two years:

	Year ended December 31,
	2012		2013
Region	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
North America	345,478	68.2%	425,053	71.2%
Asia Pacific	73,381	14.5%	78,500	13.2%
Europe	46,430	9.1%	41,230	6.9%
China	24,674	4.9%	37,646	6.3%
Japan	16,782	3.3%	14,537	2.4%
Other	-	-	58	0.0%

Total	506,745	100.0%	597,024	100.0%

We provide worldwide customer support. Our office in Hsinchu and wholly-owned subsidiaries in the United States, Canada, Japan, Mainland China, the Netherlands and South Korea are dedicated to serving our customers worldwide. Foundry services, which are both technologically and logistically intensive, involve frequent and in-depth interaction with customers. We believe that the most effective means of providing foundry services is by developing direct and close relationships with our customers. Our customer service and technical support managers work closely with the sales force to offer integrated services to customers. To facilitate customer interaction and information access on a real-time basis, a suite of web-based applications have also been offered to provide more active interactions with customers in design, engineering and logistics.

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

Fabrication Processes. We manufacture semiconductors using the complementary metal oxide silicon (“CMOS”) and the bipolar complementary metal oxide silicon (“BiCMOS”, which uses CMOS transistors in conjunction with bipolar junction transistor) processes. The CMOS process is currently the dominant semiconductor manufacturing process. The BiCMOS process combines the high speed of the bipolar circuitry and the low power consumption and high density of the CMOS circuitry. We use the CMOS process to manufacture logic semiconductors, mixed-signal/radio frequency (“RF”) semiconductors, which combine analog and digital circuitry in a single semiconductor, micro-electro-mechanical-system (“MEMS”), which combines micrometer featured mechanical parts, analog and digital circuitry in a single semiconductor, and embedded memory semiconductors, which combine logic and memory in a single semiconductor. The BiCMOS process is used to make high-end mixed-signal and other types of semiconductors.

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

Logic Semiconductors. Logic semiconductors process digital data to control the operation of electronic systems. The largest segment of the logic market, standard logic devices, includes mobile computing chips, application processors, microcontrollers, digital signal processors (DSP), graphic chips and chipsets.

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

High Voltage Semiconductors. We currently offer a range of high-voltage processes including high voltage CMOS (“HVCMOS”), bipolar-CMOS-DMOS (Diffusion Metal Oxide Semiconductor) (“BCD”) and ultra-high voltage technology (“UHV”), ranging from 5V to 700V, which are suitable for various panel-size display driver and power IC applications.

The table below presents a breakdown of our net revenue during the last two years by each semiconductor type:

	Year ended December 31,
	2012		2013
	(NT$ in millions, except percentages)
Semiconductor Type	Net Revenue	Percentage	Net Revenue	Percentage
CMOS
Logic	352,139	69.5%	424,868	71.2%
Mixed-Signal(1)	150,905	29.8%	167,333	28.0%
BiCMOS(2)	1,924	0.4%	1,615	0.3%
Others	1,777	0.3%	3,208	0.5%

Total	506,745	100.0%	597,024	100.0%

(1)	Mixed-signal semiconductors made with the CMOS process.
(2)	Mixed-signal and other semiconductors made with the BiCMOS process.

Design and Technology Platforms. Modern IC designers need sophisticated design infrastructure to optimize productivity and cycle time. Such infrastructure includes design flow for electronic design automation (EDA), silicon proven building blocks such as libraries and intellectual properties, simulation and verification design kits such as process design kit (PDK) and technology files. All of this infrastructure is built on top of the technology foundation, and each technology needs its own design infrastructure to be usable for designers. This is the concept of our technology platforms.

For years, we and our alliance partners have spent considerable effort, time and resources to build our technology platforms. We unveiled an open innovation platform® (OIP) initiative in 2008 to further enhance our technologies offerings. More OIP deliverables were introduced in 2013. In the design methodology area, we announced the release of 16-nanometer Fin Field-Effect Transistor (FinFET) and three dimensional integrated circuit (3D-IC) reference flows for design enablement through OIP.

Multi-project Wafers Program (“CyberShuttle”). To help our customers reduce costs, we offer a dedicated multi-project wafer processing service that allows us to provide multiple customers with circuits produced with the same mask. This program reduces mask costs by a very significant amount, resulting in accelerated time-to-market for our customers. We have extended this program to all of our customers and library and intellectual property partners using our broad selection of process technologies, ranging from the latest 20-, 28-, 40-, 45-, 55- and 65-nanometer processes to 0.18-, 0.25-, 0.35- and 0.5-micron. This extension offers a routinely scheduled multi-project wafer run to customers on a shared-cost basis for prototyping and verification.

We developed our multi-project wafer program in response to the current system-on-chip development methodologies, which often require the independent development, prototyping and validation of several intellectual properties before they can be integrated onto a single device. By sharing mask costs among our customers to the extent permissible, the system-on-chip supplier can enjoy reduced prototyping costs and greater confidence that the design will be successful.

Customer Service

We believe that our dedication to customer service has been an indispensable factor in attracting new customers, helping to ensure the satisfaction of existing customers, and building a mutually beneficial relationship with our customers. The key elements are our:

—	customer-oriented culture through multi-level interaction with customers;

—	ability to deliver products of consistent quality, competitive ramp-up speed and fast yield improvement;

—	responsiveness to customer’s issues and requirements, such as engineering change and special wafer handling requests;

—	flexibility in manufacturing processes, supported by our competitive technical capability and production planning;

—	dedication to help reduce customer costs through collaboration and services, such as our multi-project wafer program, which combines multiple designs on a single mask set for cost-saving; and

—	availability of our online service which provides real-time necessary information in design, engineering and logistics to ensure seamless services to our customers throughout product life cycle.

We also conduct an annual customer satisfaction survey to assess customer satisfaction and to ensure that their needs are adequately understood and addressed. Continual improvement plans based upon customer feedback are an integral part of this business process. We use data derived from the survey as a key indicator of our corporate performance as well as a leading indicator of future performance. We believe that satisfaction leads to better customer relationships, which would result in more business opportunities.

Research and Development

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the introduction of new technologies to meet customers’ demands and in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and to maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$40,387 million and NT$47,952 million (US$1,608 million) in 2012 and 2013, respectively, on research and development, which represented 8.0% of our net revenue for both periods. We plan to continue to invest significant amounts on research and development in 2014, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have allowed us to provide our customers access to certain advanced process technologies, such as 45-nanometer, 40-nanometer, 28-nanometer and 20-nanometer technology for volume production, prior to the implementation of those advanced process technologies by many integrated device manufacturers and our competitors. In addition, we expect to advance our process technologies further down to 16/10-nanometer and below in the coming years to maintain our technology leadership. We will also continue to invest in research and development for our mainstream technologies offerings to provide function-rich process capabilities to our customers. Our research and development efforts are divided into centralized research and development activities and research and development activities undertaken by each of our fabs. Our centralized research and development activities are principally directed toward developing new Logic, system-on-chip (“SOC”), derivatives and package/system-in-package (“SIP”) technologies, and cost-effective 3D-IC Chip on Wafer on Substrate (“CoWoS”) solutions. Fab-related research and development activities mostly focus on upgrading the manufacturing process technologies.

In continuing to advance our process technologies, we intend to rely primarily on our internal engineering capability and know-how and our research and development efforts, including collaboration with our customers, equipment vendors and research and development consortia.

We also continuously create in-house inventions and know-how. Since our inception, we have applied for and have been issued a substantial number of United States and other patents, the majority of which are semiconductor-related.

Equipment

The quality and technology of the equipment used in the semiconductor manufacturing process are important in that they effectively define the limits of our process technologies. Advances in process technologies cannot be brought about without commensurate advances in equipment technology. To accelerate the development of next-generation lithographic technology, in August 2012 TSMC joined the ASML Holding N.V. Customer Co-Investment Program. The program’s scope includes development of extreme ultraviolet (EUV) lithography technology and 450mm lithography tools. Under the agreement with ASML, TSMC made an investment of EUR838 million to acquire 5% of ASML’s equity, and has committed EUR276 million, to be spread over five years, to ASML’s research and development program.

The principal pieces of equipment used by us to manufacture semiconductors are scanners, cleaners and track equipment, inspection equipment, etchers, furnaces, wet stations, strippers, implanters, sputterers, chemical vapor deposition (CVD) equipment, testers and probers. Other than certain equipment under leases located at testing areas, we own all of the equipment used at our fabs.

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

Raw Materials

Our manufacturing processes use many raw materials, primarily silicon wafers, chemicals, gases and various types of precious metals. Raw materials costs constituted 13.6% and 12.5% of our net revenue in 2012 and 2013, respectively. Although most of our raw materials are available from multiple suppliers, some materials are purchased through sole-sourced vendors. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material whenever possible so that a quality or delivery problem with any one vendor will not adversely affect our operations. The quality and delivery performance of each vendor is evaluated quarterly and quantity allocations are adjusted for subsequent periods based on the evaluation.

The most important raw material used in our production is silicon wafers, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Shin-Etsu Handotai and SUMCO Corporation of Japan, MEMC Electronic Materials, Inc. of the United States, Siltronic AG of Germany and Formosa Sumco Technology Corporation of Taiwan. Together they supplied approximately 94.2% and 93.3% of our total wafer needs in 2012 and 2013, respectively. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of wafers. Please see “Item 3. Key Information - Risk Factors - Risks Relating to Our Business” for a discussion of the risk related to raw materials. In order to secure a reliable and flexible supply of high quality wafers, we have entered into long-term agreements and intend to continue to develop strategic relationships with major wafer vendors to cover our anticipated wafer needs for future years. Also, we actively address supply chain issues and bring together fab operations, materials management, quality system and risk management teams to mitigate potential supply chain risks and enhance supply chain agility. This taskforce works with our primary suppliers to review their business continuity plans, qualify their dual-plant materials, prepare safety inventories, improve the quality of their products and manage the supply chain risk of their suppliers.

Competition

We compete internationally and domestically with foundry service providers, as well as with integrated device manufacturers that devote a significant or exclusive portion of their manufacturing capacity to foundry operations. We compete primarily on the basis of process technologies, manufacturing excellence and customer trust. The level of competition differs according to the process technologies involved. For example, in more mature technologies, the competition tends to be more intense. Some companies compete with us in selected geographic regions or application end markets. In recent years, substantial investments have been made by others to establish new foundry capacities worldwide, or to transform certain manufacturing operations of integrated device manufacturers (IDMs) into foundry capacities to compete with us.

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

We have adopted pollution control measures that are expected to result in the effective maintenance of environmental protection standards consistent with the practice of the semiconductor industry in Taiwan, the U.S. and mainland China. We conduct environmental audits at least once annually to ensure that we are in compliance in all material respects with, and we believe that we are in compliance in all material respects with, applicable environmental laws and regulations. An environmental, safety and health (“ESH”) team operates at the corporate level that is responsible for policy establishment and enforcement, coordination with ESH teams located at each manufacturing facility and for coordinating and interacting with government agencies worldwide.

Electricity and Water

We use electricity supplied by the Taiwan Power Company in our manufacturing process. Businesses in the Hsinchu Science Park, Southern Taiwan Science Park and Central Taiwan Science Park, such as ours, enjoy preferential electricity supply. We have occasionally suffered power outages or surges caused by difficulties encountered by the Taiwan Power Company, which have led to interruptions in our production schedule. The semiconductor manufacturing process also uses extensive amounts of fresh water. Due to the growth of manufacturers in the Hsinchu Science Park, Southern Taiwan Science Park and Central Taiwan Science Park, and the droughts that Taiwan experiences from time to time, there is concern regarding future availability of sufficient fresh water and the potential impact that insufficient water supplies may have on our semiconductor production. To help address these potential shortages, we have adopted various natural resources conservation methodologies.

Risk Management

We employ an enterprise risk management system to integrate the prevention and control of risk that we or our subsidiaries may face. We have also prepared emergency response and business continuity plans to respond to natural disasters and other disruptive events that could interrupt the operation of our business. These plans have been developed in order to prevent or minimize the loss of personnel or damage to our facilities, equipment and machinery caused by natural disasters and other disruptive events. We also maintain insurance with respect to our facilities, equipment and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks, including fire, typhoons, earthquakes and other risks generally up to the respective policy limits for their replacement values and lost profits due to business interruption. In addition, we have insurance policies covering losses with respect to the construction of all our fabs. Equipment and inventories in transit are also insured. No assurance can be given, however, that insurance will fully cover any losses and our emergency response plans will be effective in preventing or minimizing losses in the future. To further help mitigate our major operational and financial risks, our enterprise risk management (ERM) group reports regularly to our Audit Committee composed of independent board directors.

For further information, please see detailed risk factors related to the impact of climate change regulations and international accords, and business trends on our operations in “Item 3. Key Information - Risk Factors - Risks Relating to Our Business”.

Our Subsidiaries and Affiliates

Vanguard International Semiconductor Corporation (“VIS”). In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated dynamic random access memory (“DRAM”) manufacturer. VIS commenced volume commercial production in 1995 and listed its shares on the GreTai Securities Market in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 28, 2014, we owned approximately 39.3% of the equity interest in VIS. On April 14, 2014, we sold 82 million common shares of VIS. After this sale, we owned approximately 33.7% of the equity interest in VIS. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

WaferTech in the United States. In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a US$1.2 billion foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. As of February 28, 2014, we owned 100% of the equity interest in WaferTech.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Philips and EDB Investment Pte. Ltd. to found a joint venture, SSMC, and build a fab in Singapore. The SSMC fab commenced production in December 2000. As of February 28, 2014, we owned approximately 38.8% of the equity interest in SSMC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

Global Unichip Corporation (“GUC”). In January 2003, we acquired a 52.0% equity interest in GUC, a System-on-Chip (SoC) design service company that provides large scale SOC implementation services. GUC has been listed on Taiwan Stock Exchange since November 3, 2006. Since July 2011, we were no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, we no longer consolidated GUC and its subsidiaries in our financial statements. As of February 28, 2014, we owned approximately 34.8% of the equity interest in GUC.

TSMC China. In August 2003, we established TSMC China (of which the manufacturing entity is Fab 10), a wholly-owned subsidiary primarily engaged in the manufacturing and selling of integrated circuits. TSMC China commenced production in late 2004.

VisEra Technologies Company, Ltd. (“VisEra”). In October 2003, we and OmniVision Technologies Inc., entered into a shareholders’ agreement to form VisEra Technologies Company, Ltd., a joint venture in Taiwan, for the purpose of providing back-end manufacturing service. As of February 28, 2014, we owned approximately 42.7% of the equity interest in VisEra Technologies Company Ltd.

Xintec, Inc. (“Xintec”). In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Since June 2013, we were no longer deemed to be a controlling entity of Xintec due to the addition of independent directors to Xintec’s board, which resulted in our appointed directors on its board representing less than a majority. As a result, we no longer consolidated Xintec in our financial statements. As of February 28, 2014, we owned approximately 40.2% equity interest in Xintec.

Motech Industries, Inc. (“Motech”). In February 2010, we acquired a 20.0% equity interest in Motech, a Taiwan solar cell manufacturer. Motech has been a publicly traded company on Taiwan’s GreTai Security Market since May 2003. In August 2011, we transferred our 20.0% equity interest in Motech to TSMC Solar Ltd. As of February 28, 2014, we owned approximately 19.7% equity interest in Motech.

TSMC Solar Ltd. (“TSMC Solar”). We transferred our solar businesses into our subsidiary, TSMC Solar, in August 2011. TSMC Solar is engaged in research, development, design, manufacture and sales of technologies and products related to renewable energy and energy saving. As of February 28, 2014, we owned approximately 99.0% equity interest in TSMC Solar.

TSMC Solid State Lighting Ltd. (“TSMC SSL”). We transferred our solid state lighting businesses into our subsidiary, TSMC SSL, in August 2011. TSMC SSL is engaged in research, development, design, manufacture and sales of solid state lighting devices and related application products and systems. As of February 28, 2014, we owned approximately 93.4% equity interest in TSMC SSL.

ITEM 4A.            UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEWS AND PROSPECTS

Overview

We manufacture a variety of semiconductors based on designs provided by our customers. Our business model is commonly called a “dedicated semiconductor foundry.” The foundry segment of the semiconductor industry as a whole experienced rapid growth over the last 27 years since our inception. As the leader of the foundry segment of the semiconductor industry, our net revenue and net income attributable to shareholders of the parent were NT$506,745 million and NT$159,481 million in 2012 and NT$597,024 million (US$20,014 million) and NT$183,978 million (US$6,167 million) in 2013, respectively. Our net revenue in 2013 increased by 17.8% from 2012, mainly due to continuous growth in customer demand and increase in sales of our 28-nanometer products, which commanded a higher selling price.

The principal source of our revenue is wafer fabrication, which accounted for approximately 93.9% of our net revenue in 2013. The rest of our net revenue was majorly derived from mask making, design, and royalty income. Factors that significantly impact our revenue include:

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

Production Capacity. We currently own and operate our semiconductor manufacturing facilities, the aggregate production capacity for which had been expanded from 1,334,502 200mm equivalent wafers per month as of the end of 2012 to 1,450,463 200mm equivalent wafers per month as of the end of 2013.

Technology Migration.

Our operations utilize a variety of process technologies, ranging from mainstream process technologies of 0.5 micron or above circuit resolutions to advanced process technologies of 28-nanometer circuit resolutions. The table below presents a breakdown of wafer revenue by circuit resolution during the last two years:

	Year ended December 31,
	2012	2013
Resolution	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)
28-nanometer	12%	30%
40/45-nanometer	27%	20%
65-nanometer	23%	16%
90-nanometer	9%	8%
0.11/0.13 micron	6%	4%
0.15 micron	4%	4%
0.18 micron	11%	12%
0.25 micron	4%	3%
0.35 micron	2%	2%
≥0.5 micron	2%	1%
Total	100%	100%

(1)

Percentages represent wafer revenue by technology as a percentage of total revenue from wafer revenue, which excludes revenue associated with mask making, design, royalty income, etc. Total wafer revenue excludes sales returns and allowances.

First-Time Adoption of IFRSs

On May 14, 2009, the R.O.C. FSC announced that all companies with shares listed on the TWSE, including us, were required to prepare the consolidated financial statements in accordance with the IFRSs adopted for use in Taiwan (“Taiwan-IFRSs”) starting January 1, 2013, with a transition date of January 1, 2012. We have prepared and reported our consolidated financial statements under Taiwan-IFRSs and published such financial statements as required under the applicable regulations and listing rules of the TWSE since the first quarter of 2013. Prior to 2013, we prepared and reported our consolidated financial statements in accordance with R.O.C. GAAP.

In addition, for our continuing US SEC reporting obligations, we are required to report our financial statements under IFRSs as issued by the IASB. See note 42 to our consolidated financial statements for the explanation of how the transition from R.O.C. GAAP to IFRSs has affected the reported financial position, financial performance, and cash flows.

Critical Accounting Policies And Judgments

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

Revenue Recognition. We recognize revenue from the sale of goods when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

—	We have transferred to the buyer the significant risks and rewards of ownership of the goods;

—	We retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

—	The amount of revenue can be measured reliably;

—	It is probable that the economic benefits associated with the transaction will flow to us; and

—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

We record a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and allowances is generally made and adjusted at a specific percentage based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and our management periodically reviews the adequacy of the percentage used. However, because of the inherent nature of estimates, actual returns and allowances could be different from our estimates. If the actual returns are greater than our estimated amount, we could be required to record an additional provision, which would have a negative impact on our recorded revenue and gross margin.

As of December 31, 2012 and 2013, the provision recorded as the deduction of revenue was NT$7,187 million and NT$6,633 million (US$223 million), respectively, representing 1.4% and 1.1% of our gross revenue for the years ended December 31, 2012 and 2013.

Allowance for Doubtful Accounts. We assess the allowance for doubtful accounts by examining our historical collection experience and current trends in the credit quality of our customers as well as our internal credit policies. If economic conditions or financial conditions of our customers deteriorate, additional allowance may be required in the future and such additional allowance would increase our operating expenses and therefore reduce our operating income and net income.

We evaluate indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

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

As of December 31, 2012 and 2013, the allowance set aside for doubtful receivables was NT$480 million and NT$487 million (US$16 million), respectively, representing 0.8% and 0.7% of our gross notes and accounts receivables as of those dates.

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

Realization of Deferred Income Tax Assets. When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We generally recognize deferred tax assets to the extent that it is probable that sufficient taxable benefits will be available to utilize. The income tax benefit or expense is recorded when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. Specifically, our realization of deferred income tax assets is impacted by our expected future revenue growth and profitability, tax holidays, Alternative Minimum Tax (“AMT”), 10% tax imposed on unappropriated earnings and the amount of tax credits that can be utilized within the statutory period. In determining the amount of deferred tax assets as of December 31, 2013, we considered past performance, the general outlook of the semiconductor industry, business conditions, future taxable income and prudent and feasible tax planning strategies.

Because the determination of the amount of realization of the deferred tax assets is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the realization of the deferred tax assets that we have recorded. As of December 31, 2012 and 2013, the deferred tax assets were NT$13,111 million and NT$7,145 million (US$240 million), respectively. The deferred tax assets decreased by NT$5,966 million in 2013, mainly due to the utilization of the deferred tax assets relating to investment tax credits.

Impairment of Tangible and Intangible Assets Other than Goodwill. We assess the impairment of tangible and intangible assets other than goodwill whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. Our tangible and intangible assets other than goodwill subject to this evaluation include property, plant and equipment and amortizable intangible assets.

Indicators we consider important which could trigger an impairment review include, but are not limited to, the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or our overall business strategy; and

•	significant unfavorable industry or economic trends.

When we determine that the carrying value of tangible and intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment for tangible and intangible assets based on a projected future cash flow. If the tangible or intangible assets are determined to be impaired, we recognize an impairment loss through a charge to our operating results to the extent the recoverable amount, measured at the present value of discounted cash flows attributable to the assets, is less than their carrying value. Such cash flow analysis includes assumptions about expected future economic and market conditions, the applicable discount rate, and the future revenue generation from the use or disposition of the assets. We also perform a periodic review to identify assets that are no longer used and are not expected to be used in future periods and record an impairment charge to the extent that the carrying amount of the tangible and intangible assets exceeds the recoverable amount. If the recoverable amount subsequently increases, the impairment loss previously recognized will be reversed to the extent of the increase in the recoverable amount, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

The process of evaluating the potential impairment of tangible and intangible assets other than goodwill requires significant judgment. We are required to review for impairment groups of assets related to the lowest level of identifiable independent cash flows. Due to our asset usage model and the interchangeable nature of our semiconductor manufacturing capacity, we must make subjective judgment in determining the independent cash flows that can be related to specific asset groups. In addition, because we must make subjective judgment regarding the remaining useful lives of assets and the expected future revenue and expenses associated with the assets, changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods. Our projection for future cash flow is generally lower during periods of reduced earnings. As a result, an impairment charge is more likely to occur during a period when our operating results are already otherwise depressed.

For purposes of evaluating the recoverability of tangible and intangible assets other than goodwill, assets purchased for use in the business but subsequently determined to have no future economic benefits are written down to their recoverable amount. For the years ended December 31, 2012 and 2013, we recognized the impairment loss of NT$445 million and nil, respectively. As of December 31, 2012 and 2013, net tangible and intangible assets amounted to NT$622,998 million and NT$798,529 million (US$26,769 million), respectively.

Impairment of Goodwill. Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any. We assess the impairment of goodwill on an annual basis, or more frequently when there is an indication that goodwill may be impaired. Indicators we consider important which could trigger an impairment review include, but are not limited to, the following:

•	significant decline in our stock price for a sustained period; and

•	significant decline in our market capitalization relative to net book value.

Application of the goodwill impairment test is also highly subjective and requires significant judgment, including the identification of cash generating units, assigning assets and liabilities to the relevant cash generating units, assigning goodwill to the relevant cash generating units, and determining the recoverable amount of the relevant cash generating units. Our assessment of recoverable amount is based upon a cash flow analysis that includes assumptions about expected future operating performance, such as revenue growth rates and operating margins, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. The recoverable amount of the cash generating units is compared to the associated carrying value including goodwill and an impairment charge is recorded to the extent, if any, that the carrying value exceeds the recoverable amount.

Goodwill recorded from the acquisition of TSMC-Acer and WaferTech is evaluated for impairment on an annual basis. Based on our most recent evaluation, the recoverable amount calculated by discounting projected cash flow in five years was higher than the associated carrying value. As a result, we did not record any impairment charge. As of December 31, 2012 and 2013, goodwill amounted to NT$5,524 million and NT$5,627 million (US$189 million), respectively. The change in the NT dollar amount of goodwill was due to changes in the exchange rate between NT dollar and U.S. dollar.

Impairment assessment on investments accounted for using equity method. We assess the impairment of investments accounted for using equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and its carrying value may not be recoverable. The recoverable amount is determined by taking into consideration the discounted cash flow projections of the investee and the investee’s market price, if available. The underlying assumptions of the future cash flow projections of the investees are formulated by the investees’ internal management team, taking into account market conditions for the industries which the investees operate in to ensure the reasonableness of such assumptions. An impairment charge is recorded to the extent, if any, that the carrying amount of the investments accounted for using equity method exceeds the recoverable amount. If the recoverable amount subsequently increases, the impairment loss previously recognized will be reversed to the extent of the increase in the recoverable amount.

In 2012, an impairment loss of NT$1,187 million was recorded from a certain invested company. In 2013, because the recoverable amount of the aforementioned investment had increased to be higher than its carrying amount before the 2012 impairment, the impairment loss of NT$1,187 million recognized in prior year was reversed. As of December 31, 2012 and 2013, investments accounted for using equity method amounted to NT$23,367 million and NT$28,157 million (US$944 million), respectively.

Accounting for investments in private and publicly-traded securities. We hold equity interests in companies, some of which are publicly traded and have highly volatile share prices. We also hold investments in debt securities. We review all of our investments for impairment on a quarterly basis and record an impairment charge when we believe an investment has experienced a significant or prolonged decline in fair value. Determining whether a significant or prolonged decline in fair value of the investment has occurred is highly subjective. Such evaluation is dependent on the specific facts and circumstances. Factors we consider include, but are not limited to, the following: the market value of the security in relation to its cost basis, the duration of the decline in fair value, the financial condition of the investees and our intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment. Impairment reviews with respect to private security investments also require significant judgment. Factors indicative of a significant or prolonged decline in fair value include recurring operating losses, credit defaults and subsequent rounds of financing at valuation below the cost basis of the investment.

We have experienced declines in the fair value of certain privately held investments and publicly traded securities and recorded impairment loss of NT$3,045 million and NT$1,540 million (US$52 million) in 2012 and 2013, respectively. While we have recognized all declines that are currently believed to be significant or prolonged as a charge to income, adverse changes in market conditions or poor operating results of underlying investments could result in further losses in future periods.

Recognition and Measurement of Defined Benefit Plans. We use the Projected Unit Credit Method for accrued pension costs and the resulting pension expenses under defined benefit pension plans. The discount rate, rate of employee turnover, and long-term average future salary increase are included in actuarial assumptions. The discount rate assumption is determined by reference to yields on government bonds of appropriate duration at the end of the maturity of the pension benefits. We assume the average remaining years of service and rate of increase in compensation levels based on historical data. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and defined benefit obligations.

As of December 31, 2012 and 2013, the accrued pension costs were NT$6,781 million and NT$6,802 million (US$228 million), respectively.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of profit or loss and other comprehensive income, expressed in each case as a percentage of net revenue:

	For the year ended December 31,
	2012	2013
Net revenue	100.0%	100.0%
Cost of revenue	(51.8)%	(52.9)%
Gross profit	48.2%	47.1%
Operating expenses
Research and development	(8.0)%	(8.0)%
General and administrative	(3.4)%	(3.1)%
Marketing	(0.9)%	(0.8)%
Total operating expenses	(12.3)%	(11.9)%
Other operating income and expenses, net	(0.1)%	0.0%
Income from operations	35.8%	35.2%
Income before income tax	35.8%	36.2%
Income tax expense	(4.4)%	(5.4)%
Net income	31.4%	30.8%
Other comprehensive income for the period, net of income tax	0.9%	2.7%
Total comprehensive income for the period	32.3%	33.5%
Net income attributable to shareholders of the parent	31.5%	30.8%
Net loss attributable to noncontrolling interests	(0.1)%	(0.0)%

Year to Year Comparisons

Net Revenue and Gross Margin

	For the year ended December 31,
	2012	2013		% Change from 2012
	NT$	NT$	US$
	(in millions, except percentages)
Net revenue	506,745	597,024	20,014	17.8%
Cost of revenue	(262,592)	(315,642)	(10,581)	20.2%

Gross profit before unrealized gross profit on sales to associates	244,153	281,382	9,433	15.2%
Unrealized gross profit on sales to associates	(25)	(21)	(1)	(16.0)%

Gross profit	244,128	281,361	9,432	15.3%

Gross margin percentage	48.2%	47.1%	47.1%	—

Net Revenue

Our net revenue in 2013 increased by 17.8% from 2012, which was largely attributable to continuing growth in customer demand, resulting in a 11.5% increase in wafer shipments. We shipped approximately 15.7 million 200mm equivalent wafers in 2013 compared to 14.0 million in 2012. In addition, sales of our 28-nanometer products, which commanded a higher selling price, also increased to 30% of our total wafer revenue in 2013 compared to 12% in 2012.

Gross Margin

Our gross margin fluctuates with the level of capacity utilization, price change and product mix, among other factors. In 2013, our gross margin was 47.1%, down 1.1 percentage points from 2012, mainly reflecting lower capacity utilization.

Operating Expenses

	For the year ended December 31,
	2012	2013		% Change from 2012
	NT$	NT$	US$
	(in millions, except percentages)
Research and development	40,387	47,952	1,608	18.7%
General and administrative	17,633	18,882	633	7.1%
Marketing	4,497	4,505	151	0.2%

Total operating expenses	62,517	71,339	2,392	14.1%

Percentage of net revenue	12.3%	11.9%	11.9%	—
Other operating income and expenses, net	(449)	47	2	—
Income from operations	181,162	210,069	7,042	16.0%

Operating Margin	35.8%	35.2%	35.2%	—

Operating expenses increased by NT$8,822 million in 2013, or 14.1%, from NT$62,517 million in 2012.

Research and Development Expenses

We remain strongly committed to being the leader in developing advanced process technologies. We believe that continuing investments in process technologies are essential for us to remain competitive in the markets we serve. Research and development expenditures increased by NT$7,565 million in 2013, or 18.7%, from $40,387 million in 2012, mainly due to a higher level of research activities for 16-nanometer and 10-nanometer technologies, partially offset by decreased research activities for 20-nanometer. We plan to continue to invest a significant amount in research and development in 2014.

General and Administrative and Marketing Expenses

General and administrative, and marketing expenses in 2013 increased by NT$1,257 million, or 5.7%, from 2012, mainly due to higher opening expenses for ramping up 20-nanometer capacity.

Non-Operating Income and Expenses

	For the year ended December 31,
	2012	2013		% Change from 2012
	NT$	NT$	US$
	(in millions, except percentages)
Share of profits of associates and joint venture	2,073	3,807	128	83.6%
Other income	1,716	2,342	79	36.5%
Foreign exchange gain, net	582	285	10	(51.0)%
Finance costs	(1,020)	(2,646)	(89)	159.4%
Other gains and losses	(2,852)	2,105	70	—

Net non-operating income (expenses)	499	5,893	198	1,081.0%

Net non-operating income in 2013 increased by NT$5,394 million, or 1,081.0% from NT$499 million in 2012 primarily attributable to a lower impairment loss of NT$3,879 million recognized for financial assets. Please see “Item 5- Critical Accounting Policies And Judgments - Impairment assessment on investments accounted for using equity method” where the improvement of the financial condition of an invested company allowed us to reverse an impairment loss recorded in 2012. The increase is also attributable to a smaller impairment loss in private and publicly-traded securities. See “Item 5- Critical Accounting Policies And Judgments - Accounting for investments in private and publicly-traded securities” for further details. We also had a NT$1,734 million increase in share of profits of associates and joint venture investees reflecting their better operating results in 2013 and a NT$771 million increase in gains on disposal of financial assets in 2013. These increases are partially offset by a NT$1,626 million increase in finance costs due to further issuance of corporate bonds in 2013.

Income Tax Benefit (Expense)

	For the year ended December 31,
	2012	2013		% Change from 2012
	NT$	NT$	US$
	(in millions, except percentages)
Income tax expense	(22,375)	(32,112)	(1,077)	43.5%

Net income	159,286	183,850	6,163	15.4%

Net income attributable to shareholders of the parent	159,481	183,978	6,167	15.4%

Net margin attributable to shareholders of the parent	31.5%	30.8%	30.8%	—

Income tax expenses increased by NT$9,737 million in 2013, or 43.5%, from 2012. The increase was mainly due to higher taxable income, and effective tax rate. The effective tax rate in 2013 was higher than 2012 primarily due to an increase in AMT from 10% to 12%, and an increase in tax on unappropriated earnings as a result of higher unappropriated earnings.

Liquidity and Capital Resources

Our sources of liquidity include cash flow from operations, cash and cash equivalents, short-term investments, and revolving credit facilities provided by multiple banks. Issuance of corporate bonds is another source of fund.

Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2013 was NT$347,384 million (US$11,645 million), an increase of NT$62,421 million from 2012.

Our cash, cash equivalents and short-term investments in financial instruments increased to NT$245,343 million (US$8,225 million) as of December 31, 2013, from NT$150,918 million as of December 31, 2012. The short-term investments in financial instruments primarily consist of publicly-traded stocks and money market instruments.

As of December 31, 2013, we also had aggregate unused short-term credit lines of approximately NT$76,690 million (US$2,571 million).

We believe that our cash generated from operations, cash and cash equivalents, short-term investments, ability to access capital market and revolving credit facilities will be sufficient to fund our working capital needs, capital expenditures, dividend payments and other business requirements associated with existing operations over the next 12 months.

	For the year ended December 31,
	2012	2013
	NT$	NT$	US$
		(in millions)
Net cash provided by operating activities	284,963	347,384	11,645
Net cash used in investing activities	(269,318)	(281,054)	(9,422)
Net cash generated by (used in) financing activities	(13,589)	32,106	1,076
Effect of exchange rate changes	(2,118)	849	29
Net increase (decrease) in cash	(62)	99,285	3,328

Cash and cash equivalents increased by NT$99,285 million in 2013, following a decrease of NT$62 million in 2012.

Operating Activities

In 2013, we generated NT$347,384 million (US$11,645 million) net cash from operating activities, as compared to NT$284,963 million in 2012. The increase in 2013 was primarily due to an increase of NT$34,301 million in net income before tax, an increase of NT$24,833 million in non-cash depreciation and amortization expenses, and change in working capital and others resulting in an in-flow of NT$3,287 million.

In 2013, depreciation and amortization expenses were NT$156,182 million (US$5,236 million), as compared to NT$131,349 million in 2012. The higher depreciation and amortization expenses in 2013 were mainly attributable to expansion of production capacity in advanced technologies.

Investing Activities

In 2013, net cash used in investing activities was NT$281,054 million (US$9,422 million), as compared to NT$269,318 million in 2012. The increase in 2013 was primarily due to higher spending on capital expenditures during the year, partially offset by the absence of EUR838 million investment in ASML in 2012.

Capital expenditures in 2013 were primarily related to:

•	adding production capacity to 300mm wafer fabs;

•	developing process technologies including 20-nanometer node and below;

•	expanding buildings/facilities for Fab 12, Fab 14 and Fab 15;

•	other research and development projects;

•	capacity expansion for mask and backend operations; and

•	solar and solid state lighting businesses.

Starting from 2012, our capital expenditures were funded by our operating cash flow and the issuance of corporate bonds. The capital expenditures for 2014 are expected to be funded mainly by our operating cash flow. See “Item 3. Risk Factors” section for the risks associated with the inability of raising the requisite funding for our expansion programs. Please also see “Item 4. Information on the Company — Capacity Management and Technology Upgrade Plans” for discussion of our capacity management and capital expenditures.

Financing Activities

In 2013, net cash generated by financing activities was NT$32,106 million (US$1,076 million), as compared to net cash of NT$13,589 million used in 2012. Net cash increased in financing activities was primarily the result of higher proceeds from issuance of corporate bonds of NT$68,845 million in 2013, and the absence of corporate bonds repayment of NT$4,500 million in 2012, partially offset by a decrease of short-term loans of NT$29,383 million.

As of December 31, 2013, our short-term loans were NT$15,645 million (US$524 million), and our aggregate long-term debt was NT$210,808 million (US$7,067 million). The short-term loans were denominated in U.S. dollars. The purpose of the short-term loans was mainly to naturally hedge a portion of our receivables. As a substantial portion of our receivables was denominated in U.S. dollars, we use short-term loans denominated in U.S. dollars to naturally hedge the fluctuation of foreign exchanges rates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the hedging instruments used. The long-term debt primarily included NT$210,768 million of the long-term corporate bonds with fixed interest rates ranging from 0.95% to 2.10% and tenors ranging from 3 years to 10 years.

Cash Requirements

The following table sets forth the maturity of our long-term debt (bank loans and bonds) including relevant interest payments outstanding as of December 31, 2013:

Long-term debt
(in NT$ millions)
During 2014	3,038
During 2015	3,039
During 2016	25,360
During 2017	40,636
During 2018 and thereafter	154,589

The following table sets forth information on our material contractually obligated payments (including principal and interest) for the periods indicated as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(in NT$ millions)
Short-Term Loans(1)	15,647	15,647	-	-	-
Long-Term Debt(2)	226,662	3,038	28,399	100,852	94,373
Capital Lease Obligations(3)	879	28	57	794	-
Operating Leases(4)	9,447	859	1,634	1,419	5,535
Other Payments(5)	9,115	1,699	4,874	2,542	-
Capital Purchase or Other Purchase Obligations(6)	167,512	161,304	5,752	237	219
Total Contractual Cash Obligations	429,262	182,575	40,716	105,844	100,127

(1)

The maximum amount and average amount of short-term loans outstanding during the year ended December 31, 2013 were NT$35,760 million and NT$28,032 million, respectively. See note 18 to our consolidated financial statements for further information regarding interest rates and future repayment dates.

(2)

Includes bank loans payable and corporate bonds payable. See notes 20 and 21 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.

(3)	Capital lease obligations represent our commitment for leases of property, which are described in note 15 to our consolidated financial statements.
(4)	Operating lease obligations are described in note 39 to our consolidated financial statements.
(5)	Other payments represent payables for software and system design costs, and our commitment of EUR221 million to ASML’s research and development programs from 2014 to 2017.
(6)

Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments are not recorded on our statement of financial position as of December 31, 2013, as we have not received related goods or taken title of the property.

During 2013, we entered into derivative financial instruments transactions to manage exposures related to foreign-currency denominated receivables or payables and equity price fluctuations. As of December 31, 2013, we anticipated our cash requirements in 2014 for outstanding forward exchange agreements and cross currency swaps of approximately NT$6,837 million and US$819 million with our expected cash receipts of approximately JPY35,755 million, US$78 million, EUR358 million and RMB842 million. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information regarding our derivative financial instruments transactions. See also note 5 to the consolidated financial statements for our accounting policy of derivative financial instruments, and note 8, note 11 and note 36 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.

Generally, we do not provide letters of credit to, or guarantees for any entity other than our consolidated subsidiaries.

Significant amount of capital is required to build, expand, and upgrade our production facilities and equipment. Our capital expenditures for 2014 are expected to be approximately US$9.5 billion to US$10 billion, which, depending on market conditions, may be adjusted later.

Taxation

The corporate income tax rate in R.O.C. is 17%. We are eligible for five-year tax holidays for income generated from construction and capacity expansions of production facilities according to the regulation under the Statute for Upgrading Industries of the R.O.C. The exemption period may begin at any time within five years, as applicable, following the completion of a construction or expansion of production facilities. The Statute for Upgrading Industries expired at the end of 2009. However, under the Grandfather Clause, we can continue to enjoy five-year tax holidays if the relevant investment plans were approved by R.O.C. tax authority before the expiration of the Statute. Pursuant to the Grandfather Clause, we commenced the exemption period for part of Fab 14 (Phase III), part of Fab 12 (Phase III) and others in 2010; part of Fab 12 (Phase IV), part of Fab 14 (Phase III and IV) in 2011. The aggregate tax benefits of such exemption periods in 2012 and 2013 were NT$9,830 million and NT$8,612 million (US$289 million), respectively.

Under regulations promulgated under the R.O.C. Statute for Industries Innovation, we are eligible for a tax credit for specified percentages of research and development expenditures. The tax credit rate of research and development expenditures is 15% during the period from 2010 to 2019.

The R.O.C. government enacted the R.O.C. Alternative Minimum Tax Act (“AMT Act”) which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the R.O.C. AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the R.O.C. AMT Act. The taxable income for calculating AMT includes most income that is exempt from income tax under various legislations, such as tax holidays. However, the R.O.C. AMT Act grandfathered certain tax exemptions granted prior to the enactment of the R.O.C. AMT. In August 2012, the AMT rate for business entities was amended from 10% to 12% effective from 2013.

In consideration of the above five-year tax exemption, tax credit incentives, amended AMT rate and other relevant factors, we expect our effective tax rate for 2014 to be around 13%.

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Inflation & Deflation

During 2013, neither inflation nor deflation had a material impact on our operations, or the business operations of our customers and suppliers.

However, in light of the uncertain global economic outlook and the fluctuating global oil price, we cannot assure that there will be no significant variations in the future, which may have a material impact on our results of operations. Further, the recent lifting of price limits by the Taiwan government on oil and electricity prices has caused us to suffer additional inflationary effects. Any increase in energy taxes, oil, electricity and water prices in Taiwan may negatively affect our operating margins, resulting in lower margins on our products and services.

Recent Accounting Pronouncements

Please refer to note 4 to the consolidated financial statements.

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

Directors and Executive Officers

MANAGEMENT

Members of our board of directors are elected by our shareholders. Our board of directors is currently composed of eight directors. A former director, Dr. Rick Tsai, resigned on January 27, 2014. Of our current eight directors, five are independent directors. The chairman of the board of directors is elected by the directors. The chairman of the board of directors presides at all meetings of the board of directors, and also has the authority to act as our representative. The term of office for directors is three years.

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

The following table sets forth the name of each director and executive officer, their positions, the year in which their term expires and the number of years they have been with us as of February 28, 2014. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Position with our company	Term Expires	Years with our company
Morris Chang(1)	Chairman	2015	27
F.C. Tseng	Vice Chairman	2015	27
Johnsee Lee	Director (Representative of the National Development Fund)	2015	4
Stan Shih	Independent Director	2015	14
Sir Peter Leahy Bonfield	Independent Director	2015	12
Thomas J. Engibous	Independent Director	2015	5
Gregory C. Chow	Independent Director	2015	3
Kok-Choo Chen	Independent Director	2015	3
Mark Liu(2)	President & Co-Chief Executive Officer	—	20
C.C. Wei(2)	President & Co-Chief Executive Officer	—	16
Stephen T. Tso	Senior Vice President & Chief Information Officer	—	17
Richard Thurston	Senior Vice President & General Counsel	—	12
Lora Ho	Senior Vice President, Chief Financial Officer & Spokesperson	—	15
Wei-Jen Lo(3)	Senior Vice President, Research & Development	—	10

Name	Position with our company	Term Expires	Years with our company
Rick Cassidy(3)	Senior Vice President of TSMC & President of TSMC North America	—	17
M.C. Tzeng	Vice President, Operations/Affiliate Fabs	—	27
Jack Sun	Vice President, Research & Development & Chief Technology Officer	—	17
Y.P. Chin	Vice President, Operations/Product Development	—	27
N.S. Tsai	Vice President, Quality & Reliability	—	25
J.K. Lin	Vice President, Operations/Mainstream Fabs & Manufacturing Technology	—	27
J.K. Wang	Vice President, Operations/300mm Fabs	—	27
Irene Sun	Vice President, Corporate Planning Organization	—	10
Burn J. Lin	Vice President, Research & Development	—	14
Y. J. Mii	Vice President, Research & Development	—	20
Cliff Hou	Vice President, Research & Development	—	17
Been-Jon Woo(4)	Vice President, Business Development	—	5

(1)

Effective November 12, 2013, Chairman and Chief Executive Officer Dr. Morris Chang retired as Chief Executive Officer while remained as Chairman. Executive Vice Presidents and Co-Chief Operating Officers Drs. Mark Liu and C.C. Wei assumed the role as Co-Chief Executive Officers.

(2)	Executive Vice Presidents and Co-Chief Operating Officers Drs. Mark Liu and C.C. Wei were appointed as Presidents and Co-Chief Executive Officers, effective November 12, 2013.
(3)	Dr. Wei-Jen Lo and Mr. Rick Cassidy were promoted to Senior Vice Presidents, effective February 18, 2014.
(4)	Dr. Been-Jon Woo was promoted to Vice President, effective November 12, 2013.

Morris Chang is the Chairman. He has been the founding Chairman of our board of directors since our establishment and was our Chief Executive Officer from March 1998 to June 2005. He again served as our Chief Executive Officer since June 2009 before retiring as Chief Executive Officer on November 12, 2013. Executive Vice Presidents and Co-Chief Operating Officers Drs. Mark Liu and C.C. Wei assumed the role as Co-Chief Executive Officers. From 1985 to 1994, he was President and then Chairman of the board of directors of ITRI. Prior to that, Dr. Chang was President and Chief Operating Officer of General Instrument Corporation; Corporate Group and Senior Vice-President for Texas Instruments. He holds a bachelor’s degree and a master’s degree in mechanical engineering from the Massachusetts Institute of Technology and a Ph.D. in electrical engineering from Stanford University and has been active in the international semiconductor industry for over 58 years.

F.C. Tseng is the Vice Chairman. He has been our Vice Chairman since July 2005. He was Deputy Chief Executive Officer from August 2001 to June 2005. He is also the Chairman of TSMC China Co., Ltd. and Global Unichip Corp., the Vice Chairman of VIS, a director of TSMC Solar Ltd. and TSMC Solid State Lighting Ltd. He also serves as an independent director, a member of Compensation Committee and Chairman of Financial Statement and Internal Control Review Committee of Acer Inc. He formerly served as the President of VIS from 1996 to 1998 and our President from May 1998 to August 2001. Prior to his presidency at VIS, Dr. Tseng served as our Senior Vice President of Operations. He holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 42 years.

Johnsee Lee, the representative of the National Development Fund, is a director. He is the Chairman of the Development Center for Biotechnology. He also serves as the President of Taiwan Bio Industry Organization and an independent director of Taiwan Polysilicon Corp., Zhen Ding Technology Holding Ltd. and Far Eastern New Century Corp. He was the President of ITRI from 2003 to 2010 and has also served on many government and industrial boards and committees. Before returning to Taiwan, he held various technical and managerial positions at Argonne National Laboratory and Johnson Matthey Inc. in the U.S. from 1981 to 1990. He holds a Ph.D. in chemical engineering from the Illinois Institute of Technology, and a MBA from the University of Chicago. He is also a graduate of Harvard Business School’s Advanced Management Program.

Stan Shih is an independent director. He is the Chairman of Acer Inc., and the Group Chairman of iD SoftCapital and a director of Qisda Corp., Wistron Corp. and Nan Shan Life Insurance Co., Ltd. He is also co-founder and Chairman Emeritus of the Acer Group. He served as the Chairman and Chief Executive Officer of the Acer Group from 1976 to 2004. Mr. Shih holds a bachelor’s degree, a master’s degree and an honorary Ph.D. in electrical engineering from National Chiao Tung University. He also holds an honorary doctoral degree in technology from the Hong Kong Polytechnic University, an honorary fellowship from the University of Wales and an honorary doctoral degree in international law from the Thunderbird, American Graduate School of International Management.

Sir Peter Leahy Bonfield is an independent director. Sir Peter Bonfield was the Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from January 1996 to January 2002. He was the Vice President of the British Quality Foundation from its creation in 1993 until 2012. He is currently the Chairman of the Board of Directors of NXP Semiconductor N.V. in the Netherlands. He is also a director of L.M. Ericsson in Sweden, Mentor Graphics Corporation Inc. in U.S. and Sony Corporation in Japan. He is a member of the Sony Corporation Advisory Board, The Longreach Group Advisory Board, and New Venture Partners LLP Advisory Board. He also serves as an advisor to Apax Partners LLP, a board mentor of CMi, and a senior advisor to Rothschild in London. He is a fellow of The Royal Academy of Engineering and the Chair of Council and Senior Pro-Chancellor at Loughborough University in UK. He holds an honors degree in engineering from Longhborough University.

Thomas J. Engibous is an independent director. He joined Texas Instruments (“TI”) in 1976 and served there until retirement in 2008. During his 32-year career at TI, his duties included Chairman from 2004 to 2008, Chairman, President and Chief Executive Officer from 1998 to 2004, President and Chief Executive Officer from 1996 to 1998 and Executive Vice President and President of the company’s Semiconductor Group from 1993 to 1996. Mr. Engibous currently serves as the Chairman of J.C. Penney Company Inc. and Honorary Trustee of the Southwestern Medical Foundation. He is also a member of National Academy of Engineering and Texas Business Hall of Fame. He received the Woodrow Wilson Award in 2004. He holds a master’s degree in electrical engineering and an honorary doctorate in engineering from Purdue University.

Gregory C. Chow is an independent director. He is currently Professor of Economics and Class of 1913 Professor of Political Economy, Emeritus, and Lecture with the Rank at Princeton University. He is an Academician of Academia Sinica, R.O.C. and a member of American Philosophical Society, and a fellow of the American Statistical Association and Econometric Society. Professor Chow has over 50 years of teaching experience at such institutes as M.I.T., Cornell University, IBM Thomas Watson Research Center, Columbia University and Princeton University. Professor Chow also served as an adviser on economic policy, economic reform and economic education in Taiwan and China. He holds a Ph.D. and master degree in Economics from the University of Chicago and an honorary Doctorate of Business Administration from the Hong Kong University of Science and Technology. He also holds honorary professorships at various major universities in China and City University of Hong Kong. His publications include 14 books and over 200 articles.

Kok-Choo Chen is an independent director. She served as our Senior Vice President and General Counsel from 1997 to 2001. Currently, Ms. Chen is an advisor to the Taiwan Executive Yuan and the Taipei City Government. Ms. Chen has over 24 years of experience working in international law firms. She has also taught law at Soochow University, National Chengchi University and National Tsing-Hua University in Taiwan for over 28 years. In addition, Ms. Chen is the founder of two Taiwan heritage site museums (Taipei Story House and Futai Street Mansion). Ms. Chen is licensed to practice law in England, Singapore and California.

Mark Liu is our President and Co-Chief Executive Officer. Prior to that, he was our Executive Vice President and Co-Chief Operating Officer. From October 2009 to March 2012, he was Senior Vice President of Operations. From March 2008 to October 2009, he served as Senior Vice President of Advanced Technology Business. From January 2002 to March 2008, he was Senior Vice President of Operations II. He was Vice President of our Fab 8 and Fab 12 Sites Operations from July 2000 to January 2002 and Vice President of South-Site Operations from 1999 to July 2000. Dr. Liu joined us in 1993 and held the positions as Director of Fab 3 Operations and Senior Director of South-Site Operations. He holds a Ph.D. in electrical engineering and computer science from University of California, Berkeley.

C.C. Wei is our President and Co-Chief Executive Officer. Prior to that, he was our Executive Vice President and Co-Chief Operating Officer. From October 2009 to March 2012, he was Senior Vice President of Business Development. From March 2008 to October 2009, he was Senior Vice President of Mainstream Technology Business. From January 2002 to March 2008, Dr. Wei was Senior Vice President of Operations I. He was Vice President of South-Site Operations from April 2000 to January 2002 and Vice President of North-Site Operations from February 1998 to April 2000. Prior to that, he was Senior Vice President at Chartered Semiconductor Manufacturing Ltd. in Singapore starting from 1993. He holds a Ph.D. in electrical engineering from Yale University.

Stephen T. Tso is our Senior Vice President of Information Technology, Material Management and Risk Management and Chief Information Officer. He joined us as Vice President of Research & Development in December 1996. Prior to that, he was General Manager of Metal CVD Products in Applied Materials. He was assigned as the President of WaferTech in November 2001. Dr. Tso holds a Ph.D. in material science and engineering from University of California, Berkeley.

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

Wei-Jen Lo is our Senior Vice President of Research & Development. He was promoted to Senior Vice President of Research & Development in February 2014. He was Vice President of Research & Development from February 2013 to February 2014, Vice President of Operations/Manufacturing Technology from October 2009 to February 2013, Vice President of Advanced Technology Business from September 2009 to October 2009, Vice President of Research & Development from June 2006 to September 2009, and Vice President of Operations from July 2004 to June 2006. Prior to that, he was Director in charge of advanced technology development with Intel Corporation. Dr. Lo holds a Ph.D. in solid state physics & surface chemistry from University of California, Berkeley.

Rick Cassidy is our Senior Vice President of TSMC and President of TSMC North America. He was promoted to Senior Vice President in February 2014. He was Vice President of TSMC and President of TSMC North America from February 2008 to February 2014, and President of TSMC North America from January 2005 to February 2008. He joined us in 1997 and has held various positions in TSMC North America, including Business Operations, Field Technical Support, and Business Management. He holds a B.A. degree in engineering technology from United States Military Academy at West Point.

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

Jack Sun is our Chief Technology Officer, effective November 2009, and also has been our Vice President of Research & Development since 2006. He was promoted to Senior Director in 2000. He joined us in 1997 as Director of Advanced Module Technology Division before taking the position of Director, Logic Technology Development Division. Prior to that, he served at International Business Machines for 14 years in Research & Development. Dr. Sun holds a Ph.D. in electrical engineering from University of Illinois at Urbana-Champaign.

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

N.S. Tsai has been Vice President of Quality & Reliability since February 2008. Prior to that, he was Senior Director of Quality & Reliability since 2004, Senior Director of Assembly Test Technology & Service from 2002 to 2004. Dr. Tsai also served as a Vice President of VIS from 1997 to 2000. He joined us in 1989 and held various positions in research and development and manufacturing functions. He holds a Ph.D. in material science from Massachusetts Institute of Technology.

J.K. Lin is our Vice President of Operations/Mainstream Fabs and Manufacturing Technology. He was promoted to Vice President of Operations in August 2010. Prior to that, he was Senior Director of Mainstream Fabs from May to August in 2010. He joined us in 1987 and held various positions in manufacturing functions. He holds a B.S. degree from National Changhua University of Education.

J.K. Wang is our Vice President of Operations/300mm Fabs. He was promoted to Vice President of Operations in August 2010. Prior to that, he was Senior Director of 300mm Fabs from May to August in 2010. He joined us in 1987 and held various positions in manufacturing and research and development functions. He holds a master degree in chemical engineering from National Cheng-Kung University.

Irene Sun is our Vice President of Corporate Planning Organization. She was promoted to Vice President of Corporate Planning Organization in August 2010. Prior to that, she was Senior Director of Corporate Planning Organization from 2009 to 2010. She joined us in 2003 and held various positions in Corporate Planning Organization. She holds a Ph.D. in materials science and engineering from Cornell University.

Burn J. Lin is our Vice President of Research & Development. He was promoted to Vice President of Research & Development in February 2011. Prior to that, he was our Senior Director of Nanopatterning Technology Division from 2000 to 2011. He joined us in 2000. Dr. Lin is the editor in chief of the Journal of Micro/Nanolithography, MEMS, and MOEMS, a fellow of IEEE and of SPIE. He holds a Ph.D. in electrical engineering from Ohio State University.

Y. J. Mii is our Vice President of Research & Development. He was promoted to Vice President of Research and Development in August 2011. Prior to that, he was our Senior Director of Platform I Division from 2006 to 2011. He joined us in 1994 and has been involved continuously in the development and manufacturing of advanced CMOS technologies in both Operations and Research & Development. He holds a Ph.D. in electrical engineering from the University of California, Los Angeles.

Cliff Hou is our Vice President of Research & Development. He was promoted to Vice President of Research & Development in August 2011. Prior to that, he was Senior Director of Design and Technology Platform from 2010 to 2011. He joined us in 1997 and established the Company’s technology design kit and reference flow development organizations. He holds a Ph.D. in electrical and computer engineering from Syracuse University.

Been-Jon Woo is our Vice President of Business Development. She was promoted to Vice President of Business Development in November 2013. Prior to that, she was Director of Business Development from March 2013 to November 2013. She joined us in 2009 and was in charge of advanced technology roadmap and technology definition for 28/20-nanometer for high performance and low power applications. She holds a Ph.D. in chemistry from University of Southern California.

There is no family relationship between any of our directors or executive officers and any other director or executive officer.

Share Ownership

The following table sets forth certain information as of February 28, 2014 with respect to our common shares owned by our directors and executive officers.

Name of Shareholders(7)	Number of Common Shares Owned(6)	Percentage of Outstanding Common Shares(6)
Morris Chang, Chairman(1)	125,137,914	0.48%
F.C. Tseng, Vice Chairman	34,472,675	0.13%
Johnsee Lee, Director(2)	1,653,709,980	6.38%
Stan Shih, Independent Director	1,480,286	0.01%
Sir Peter Leahy Bonfield, Independent Director	-	-
Thomas J. Engibous, Independent Director	-	-
Gregory C. Chow, Independent Director	-	-
Kok-Choo Chen, Independent Director	-	-
Mark Liu, President and Co-Chief Executive Officer(3)	13,012,114	0.05%
C.C. Wei, President and Co-Chief Executive Officer(3)	8,460,207	0.03%
Stephen T. Tso, Senior Vice President & Chief Information Officer	13,845,064	0.05%
Richard Thurston, Senior Vice President & General Counsel	857,602	0.00%
Lora Ho, Senior Vice President, Chief Financial Officer & Spokesperson	6,381,080	0.02%
Wei-Jen Lo, Senior Vice President(4)	1,600,127	0.01%
Rick Cassidy, Senior Vice President of TSMC & President of TSMC North America(4)	-	-
M.C. Tzeng, Vice President	7,592,595	0.03%
Jack Sun, Vice President & Chief Technology Officer	4,368,831	0.02%
Y.P. Chin, Vice President	7,428,122	0.03%
N.S. Tsai, Vice President	2,051,180	0.01%
J.K. Lin, Vice President	12,498,018	0.05%
J.K. Wang, Vice President	2,553,947	0.01%
Irene Sun, Vice President	800,709	0.00%
Burn J. Lin, Vice President	2,777,746	0.01%
Y.J. Mii, Vice President	1,000,419	0.00%
Cliff Hou, Vice President	652,532	0.00%
Been-Jon Woo, Vice President(5)	115,000	0.00%

(1)

Effective November 12, 2013, Chairman and Chief Executive Officer Dr. Morris Chang retired as Chief Executive Officer while remained as Chairman. Executive Vice Presidents and Co-Chief Operating Officers Drs. Mark Liu and C.C. Wei assumed the role as Co-Chief Executive Officers.

(2)	Represents shares held by the National Development Fund of the Executive Yuan.
(3)	Executive Vice Presidents and Co-Chief Operating Officers Drs. Mark Liu and C.C. Wei were appointed as Presidents and Co-Chief Executive Officers, effective November 12, 2013.
(4)	Dr. Wei-Jen Lo and Mr. Rick Cassidy were promoted to Senior Vice Presidents, effective February 18, 2014.
(5)	Dr. Been-Jon Woo was promoted to Vice President, effective November 12, 2013.
(6)

Except for the number of shares held by the National Development Fund of the Executive Yuan, the disclosed number of shares owned by the directors and executive officers does not include any common shares held in the form of ADS by such individuals as such individual ownership of ADSs has not been disclosed to shareholders or otherwise made public. Each of these individuals owned less than one percent of all common shares outstanding as of February 28, 2014.

(7)	None of our directors and executive officers owned any stock option as of February 28, 2014.

Compensation

The aggregate compensation paid and benefits in kind granted to our directors and executive officers in 2013, which included a cash bonus to the directors, was NT$1,365 million (US$46 million). According to our Articles of Incorporation, not more than 0.3 percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as compensation to our directors and at least one percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as bonuses to employees, including executive officers. Compensation to directors is always paid in cash, while bonuses to our executive officers may be granted in cash, stock, or stock options or the combination of all these three. Individual awards are based on each individual’s responsibility, contribution and performance. See note 37 to our consolidated financial statements. Under our Articles of Incorporation, directors who also serve as executive officers are not entitled to any director compensation.

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

Currently, the Audit Committee consists of five members comprising all of our independent directors. The members of the Audit Committee are Sir Peter Bonfield, the Chairman of our Audit Committee, Mr. Stan Shih, Mr. Thomas J. Engibous, Mr. Gregory C. Chow and Ms. Kok-Choo Chen. In addition, Mr. J. C. Lobbezoo was appointed to serve as a financial expert consultant to the Audit Committee from February 14, 2006 onwards. See “Item 16A. Audit Committee Financial Expert”. The Audit Committee is required to meet at least once every quarter. Our Audit Committee charter grants the Audit Committee the authority to conduct any investigation which it deems appropriate to fulfill its responsibilities. It has direct access to all our books, records, facilities, and personnel, as well as our registered public accountants. It has the authority to, among other things, appoint, terminate and approve all fees to be paid to our registered public accountants, subject to the approval of the board of directors as appropriate, and to oversee the work performed by the registered public accountants. The Audit Committee also has the authority to engage special legal, accounting, or other consultants it deems necessary in the performance of its duties. Beginning on January 1, 2007, the Audit Committee also assumed the responsibilities of supervisors pursuant to the R.O.C. Securities and Exchange Law.

The Audit Committee convened four regular meetings in 2013. In addition to these meetings, the Audit Committee members and consultant participated in five telephone conferences to discuss our Annual Report to be filed with the Taiwan and U.S. authorities and investor conference materials with management.

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

The Compensation Committee convened four regular meetings in 2013.

Employees

The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2011	2012	2013(1)
Managers	3,601	3,865	4,078
Professionals	13,665	15,844	17,205
Assistant Engineers/Clericals	2,796	3,079	3,236
Technicians	15,395	16,479	15,964

Total	35,457	39,267	40,483

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2011	2012	2013(1)
Hsinchu Science Park, Taiwan	20,107	21,534	21,096
Southern Taiwan Science Park, Taiwan	9,041	8,964	10,772
Central Taiwan Science Park, Taiwan	1,410	3,558	4,721
Taoyuan County, Taiwan	1,333	1,378	-
China	2,134	2,353	2,407
North America	1,343	1,395	1,397
Europe	53	50	53
Japan	32	32	33
Korea	4	3	4

Total	35,457	39,267	40,483

(1)	The data shown no longer included Xintec Inc, as Xintec Inc. was deconsolidated in June 2013.

As of December 31, 2013, our total employee population was 40,483 with an educational makeup of 4% Ph.Ds, 37.4% masters, 25.8% university bachelors, 11.9% college degrees and 20.9% others. Among this employee population, 52.6% were at a managerial or professional level. Continuous learning is the cornerstone of our employee development strategy. Individual development plans for each employee are customized and tailored to their individual development needs. Employee development is further supported and enforced by a comprehensive and integrated network of resources including on-the-job training, coaching, mentoring, job rotation, on-site courses, e-learning and external learning opportunities.

Pursuant to our Articles of Incorporation, our employees participate in our profits sharing program by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our net income after the deduction for prior years’ losses and contributions to legal and special reserves. Our practice in the past has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In 2012 and 2013, we distributed an employees’ cash bonus of NT$11,115 million (US$373 million) and an employees’ cash profit sharing of NT$11,115 million (US$373 million) to our employees in relation to year 2012 earnings. In 2013 and 2014, we also distributed an employees’ cash bonus of NT$12,635 million (US$424 million) to our employees in relation to year 2013 earnings. Employee cash profit sharing of NT$12,635 million (US$424 million) in relation to year 2013 earnings will be distributed after approval by our shareholders at the 2014 annual general meeting of shareholders.

In September 2003, we adopted the 2003 Employee Stock Option Plan that authorizes the grant of the options exercisable for up to 120 million common shares (approximately 0.6% of our total then outstanding common shares) in one or more tranches before October 29, 2004, when the 2003 Employee Stock Option Plan expired. These options vested between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2003 Employee Stock Option Plan, a total of 12,055,735 options have been granted. The remaining balance under the 2003 Employee Stock Option Plan expired on October 29, 2004. As of December 31, 2013, 570,695 options were outstanding under the 2003 Employee Stock Option Plan.

In November 2004, we adopted the 2004 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 11 million common shares (approximately 0.05% of our total then outstanding common shares) in one or more tranches before January 6, 2006, when the 2004 Employee Stock Option Plan expired. These options vested between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2004 Employee Stock Option Plan, a total of 10,374,550 options have been granted. The remaining balance under the 2004 Employee Stock Option Plan expired on January 6, 2006. As of December 31, 2013, 1,192,623 options were outstanding under the 2004 Employee Stock Option Plan.

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

Major Shareholders

The following table sets forth certain information as of February 28, 2014, with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

Names of Shareholders	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares
National Development Fund(1)	1,653,709,980	6.38%
Directors and executive officers as a group(2)	247,086,168	0.95%

(1)	Excluded any common shares that may be owned by other funds controlled by the R.O.C. government.
(2)	Excluded ownership of the National Development Fund.

As of February 28, 2014 a total of 25,929,049,937 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through a brokerage account in the R.O.C. As of February 28, 2014, 5,387,471,463 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of February 28, 2014, 1,077,494,287 ADSs, representing 5,387,471,463 common shares, were held of record by Cede & Co. and 236 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

Our major shareholders have the same voting rights as our other shareholders. For a description of the voting rights of our shareholders see “Item 10. Additional Information — Description of Common Shares — Voting Rights”.

We are not aware of any arrangement that may at a subsequent date result in a change of control of us.

Related Party Transactions

Vanguard International Semiconductor Corporation (“VIS”)

In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated DRAM manufacturer. VIS commenced volume commercial production in 1995 and listed its shares on the GreTai Securities Market in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 28, 2014, we owned approximately 39.3% of VIS. On April 14, 2014, we sold 82 million common shares of VIS. After this sale, we owned approximately 33.7% of the equity interest in VIS.

On April 1, 2004, we entered into an agreement with VIS with an initial term of two years. During the term of this agreement, VIS is obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC is required to use its best commercial efforts to maintain utilization of such reserved capacity within a specified range of wafers per month. Pursuant to its terms, upon expiration of its initial two-year term, this agreement is to be automatically renewed for additional one year periods unless earlier terminated by the parties. This Agreement has been so renewed per its terms. We pay VIS at a fixed discount to the actual selling price as mutually agreed between the parties in respect of each purchase order. We also agreed to license VIS certain of our process technologies and transfer certain technical know-how and information. TSMC receives from VIS certain royalty payments for granting such licenses. In 2013, we had total purchases of NT$6,994 million (US$234 million) from VIS, representing 2.2% of our total cost of revenue.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”)

SSMC is a joint venture in Singapore that we established with Philips and EDB Investment Pte. Ltd. to produce integrated circuits by means of advanced submicron manufacturing processes. These integrated circuits are made pursuant to the product design specifications provided primarily by us and Philips under an agreement with Philips, and EDB Investment Pte. Ltd. (the “SSMC Shareholders Agreement”) in March 1999 and, primarily by us and NXP, subsequent to the assignment by Philips of its rights to NXP and NXP’s assumption of Philips’ obligations under the SSMC Shareholders Agreement pursuant to the Assignment and Assumption Agreement effective September 25, 2006. SSMC’s business is limited to manufacturing wafers for us, our subsidiaries, NXP and NXP’s subsidiaries. In November 15, 2006, we and NXP exercised the option rights under the SSMC Shareholders Agreement to purchase all of the SSMC shares owned by EDB Investment Pte. Ltd. As a result, we now own 38.8%, and NXP owns 61.2% of SSMC. While we, together with NXP, have the right to purchase up to 100% of SSMC’s annual capacity, we and NXP are required to purchase, in the aggregate, at least 70% of SSMC’s full capacity; we, alone, are required to purchase up to 28% of the annual installed capacity. As of February 28, 2014, we owned approximately 38.8% of the equity interest in SSMC. See below for a detailed discussion of the contract terms we entered into with SSMC.

We entered into a technology cooperation agreement with SSMC effective March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our metal oxide semiconductor (“MOS”) integrated circuits wafer volume production fabs. In return, we have agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2013, we had total purchases of NT$3,057 million (US$102 million) from SSMC, representing 1.0 % of our total cost of revenue.

Global Unichip Corporation (“GUC”)

In January 2003, we acquired 52.0% equity interest in GUC, a System-on-Chip (SoC) design service company that provides large scale SoC implementation services. GUC has been listed on the Taiwan Stock Exchange since November 3, 2006. Since July 2011, we were no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, we no longer consolidated GUC and its subsidiaries in our financial statements. As of February 28, 2014, we owned approximately 34.8% of the equity interest in GUC.

In 2013, we had total sales of NT$3,686 million (US$124 million) to GUC, representing 0.6 % of our total revenue.

Xintec, Inc. (“Xintec”)

In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Since June 2013, we were no longer deemed to be a controlling entity of Xintec due to the addition of independent directors to Xintec’s board, which resulted in our appointed directors on its board representing less than a majority. As a result, we no longer consolidated Xintec in our financial statements. As of February 28, 2014, we owned approximately 40.2% equity interest in Xintec. We leased machinery and equipment from Xintec and the related rental expense was classified under manufacturing expenses.

From July 2013 to December 2013, we incurred total manufacturing expenses of NT$909 million (US$30 million) from Xintec, representing 0.3% of our total cost of revenue.

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

In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC, dismissing all of Keranos’ claims against TSMC with prejudice. In March 2014, Keranos filed a notice of appeal to the U.S. Court of Appeals for the Federal Circuit. The outcome cannot be determined at this time.

In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. The outcome cannot be determined at this time.

In December 2013, Tela Innovations, Inc. filed complaints in the U.S. District Court for the District of Delaware and in the United States International Trade Commission accusing TSMC and TSMC North America of infringing one U.S. patent. In March 2014, the ITC Court granted Tela’s motion to assert an additional U.S. patent against TSMC and TSMC North America. The Delaware case had been stayed since February, 2014. In January 2014, TSMC filed a lawsuit in the U.S. District Court for the District of North California against Tela for trade secret misappropriation and breach of contract. The outcome cannot be determined at this time.

In March 2014, DSS Technology Management, Inc. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development, Inc., and several other companies infringe one U.S. patent. The outcome cannot be determined at this time.

Other than the matters described above, we were not involved in any other material litigation in 2013 and are not currently involved in any material litigation.

Dividends and Dividend Policy

The following table sets forth the dividends per share paid during each of the years indicated in respect of common shares outstanding on the record date eligible to the payment of those dividends. During 2012 and 2013, we paid cash dividends in the amounts of NT$77,748,667,725 and NT$77,773,307,004 (US$2,607,217,801), respectively.

	Cash Dividends Per Share	Outstanding common shares at year end
	NT$

2012	2.9995	25,924,435,668
2013	2.9995	25,928,617,140

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

Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to any subsequent transfer of the common shares. Payment of dividends (including in cash and in common shares) in respect of the prior year is made following approval by our shareholders at the annual general meeting of shareholders. Distribution of stock dividends is subject to approval by the R.O.C. FSC.

Except as otherwise specified in the articles of incorporation or under Taiwan law, we are not permitted to distribute dividends or make other distributions to shareholders in respect of any year in which we have no current or retained earnings . The R.O.C. Company Law also requires that 10% of annual net income (less prior years’ losses and outstanding taxes) be set aside as legal reserves until the accumulated legal reserves equal our paid-in capital. Our articles of incorporation provide that at least one percent of annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as a bonus to employees and that not more than 0.3 percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as a bonus to directors. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses.

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per common share(2)		Average daily trading volume (in thousands	Closing price per ADS(2)		Average daily trading volume (in thousands of
	High	Low	of shares)(2)	High	Low	ADSs)(2)
	(NT$)	(NT$)		(US$)	(US$)

2009	55.60	31.89	63,800	9.83	5.70	19,433
2010	65.56	48.93	46,661	11.44	8.10	14,140
2011	71.86	59.38	50,131	12.51	10.28	14,704
2012	96.49	70.36	39,620	16.80	12.23	10,581
First Quarter	80.49	70.36	42,302	14.45	12.34	8,925
Second Quarter	83.40	71.76	39,622	15.17	12.23	11,219
Third Quarter	87.35	72.27	40,892	15.39	12.31	12,327
Fourth Quarter	96.49	82.49	35,971	16.80	14.62	9,814
2013
First Quarter	106.03	95.33	37,186	18.63	16.43	9,717
Second Quarter	112.35	94.84	34,520	19.66	16.28	10,900
Third Quarter	110.00	94.40	39,847	18.54	15.75	10,974
Fourth Quarter	111.50	100.00	28,192	19.16	16.99	9,855
October	111.50	101.50	29,508	19.16	17.26	9,955
November	109.50	100.00	29,351	18.47	17.02	10,512
December	106.00	101.00	25,769	17.62	16.99	9,119
2014
January	108.00	101.00	35,538	18.15	16.76	11,526
February	108.50	100.50	41,701	18.07	16.46	9,305
March	118.50	107.50	45,118	20.02	18.03	13,148
April (through April 11, 2014)	120.50	117.50	36,952	20.32	19.74	11,925

Source: Bloomberg

(1)	Trading in ADSs commenced on October 8, 1997 on the New York Stock Exchange. Each ADS represents the right to receive five common shares.
(2)

As adjusted for a “NT$2.9999 cash dividend per share and a 0.49998% stock dividend in July 2009”, a “NT$2.9997 cash dividend per share in July 2010”, a “NT$2.9995 cash dividend per share in July 2011”, a “NT$2.9995 cash dividend per share in July 2012” and a “NT$2.9995 cash dividend per share in July 2013”.

ITEM 10.	ADDITIONAL INFORMATION

Description of Common Shares

We are organized under the laws of the R.O.C. Set forth below is a description of our common shares, including summaries of the material provisions of our articles of incorporation, the R.O.C. Company Law, the R.O.C. Securities and Exchange Law and the regulations promulgated thereunder.

General

Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,928,617,140 common shares were issued and outstanding as of December 31, 2013.

The R.O.C. Company Law, the R.O.C. Act for Establishment and Administration of Science Parks and the R.O.C. Securities and Exchange Law provide that any change in the issued share capital of a public company, such as us, requires the approval of its board of directors, (or, for capital reduction, a resolution of its shareholders meeting), the approval of, or the registration with, the R.O.C. FSC and the Ministry of Economic Affairs or the Science Park Administration (as applicable) and/or an amendment to its articles of incorporation (if such change also involves a change in the authorized share capital).

There are no provisions under either R.O.C. law or the deposit agreement under which holders of ADSs would be required to forfeit the common shares represented by ADSs.

Dividends and Distributions

An R.O.C. company is generally not permitted to distribute dividends or to make any other distributions to shareholders in respect of any year for which it did not have either earnings or retained earnings. In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside in a legal reserve, until such time as its legal reserve equals its paid-in capital, 10% of its net income for that fiscal year (less any past losses and outstanding tax), and may set aside a special reserve. Our articles of incorporation provide that at least one percent of the net distributable income for that fiscal year be distributed as a bonus to employees and that not more than 0.3 percent of the net distributable income for that fiscal year may be distributed as a bonus to directors. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses. In 2012 and 2013, we paid 100% of the bonus to employees and directors in the form of cash. Subject to compliance with these requirements, a company may pay dividends or make other distributions from its accumulated earnings or reserves as permitted by the R.O.C. Company Law as set forth below.

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

In addition to permitting dividends to be paid out of earnings or retained earnings, the R.O.C. Company Law permits us to make distributions to our shareholders in cash or in the form of common shares from capital surplus and the legal reserve. However, dividend distribution out of our legal reserve can only be effected to the extent of the excessive amount of the accumulated legal reserve over 25% of our paid-in capital.

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

Voting Rights

A holder of common shares has one vote for each common share. Except as otherwise provided by law, a resolution may be adopted by the holders of a simple majority of the total issued and outstanding common shares represented at a shareholders’ meeting at which a majority of the holders of the total issued and outstanding common shares are present. The election of directors at a shareholders’ meeting is by cumulative voting. As authorized under the R.O.C. Company Law, we have adopted a nomination procedure for election of our directors in our articles of incorporation. According to our articles of incorporation, ballots for the election of directors and independent directors are cast separately.

The R.O.C. Company Law also provides that in order to approve certain major corporate actions, including (i) any amendment to the articles of incorporation (which is required for, among other actions, any increase in authorized share capital), (ii) execution, modification or termination of any contracts regarding leasing of all business or joint operations or mandate of the company’s business to other persons, (iii) the dissolution, amalgamation or spin-off of a company or the transfer of the whole or an important part of its business or its properties or the taking over of the whole of the business or properties of any other company which would have a significant impact on the acquiring company’s operations or (iv) the removal of directors or supervisors or (v) the distribution of any stock dividend, a meeting of the shareholders must be convened with a quorum of holders of at least two-thirds of all issued and outstanding shares of common stock at which the holders of at least a majority of the common stock represented at the meeting vote in favor thereof. However, in the case of a publicly held company such as us, such a resolution may be adopted by the holders of at least two-thirds of the shares of common stock represented at a meeting of shareholders at which holders of at least a majority of the issued and outstanding shares of common stock are present.

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

The R.O.C. Company Law allows shareholder(s) holding 1% or more of the total issued shares of a company to, during the period of time prescribed by the company, submit one proposal in writing containing no more than three hundred words (Chinese characters) for discussion at the general meeting of shareholders. In addition, if a company adopts a nomination procedure for election of directors or supervisors in its articles of incorporation, shareholders representing 1% or more of the total issued shares of such company may submit a candidate list in writing to the company along with relevant information and supporting documents.

Register of Shareholders and Record Dates

Our share registrar, Chinatrust Commercial Bank, maintains the register of our shareholders at its office in Taipei, Taiwan. Under the R.O.C. Company Law, the transfer of common shares in registered form is effected by endorsement of the transferor’s and transferee’s seals on the share certificates and delivery of the related share certificates. In order to assert shareholders’ rights against us, however, the transferee must have his name and address registered on the register of shareholders. Shareholders are required to file their respective specimen signatures or seals with us. The settlement of trading in the common shares is carried out on the book-entry system maintained by the Taiwan Depository & Clearing Corporation and therefore, the share transfer will follow the procedures of the Taiwan Depository & Clearing Corporation.

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

Acquisition of Common Shares by Us

With minor exceptions, we may not acquire our common shares under the R.O.C. Company Law. However, under the R.O.C. Securities and Exchange Law, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase our common shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the R.O.C. FSC, for the following purposes: (i) to transfer shares to our employees; (ii) to satisfy our obligations to provide our common shares upon exercise or conversion of any warrants, convertible bonds or convertible preferred shares; and (iii) if necessary, to maintain our credit and our shareholders’ equity (such as for the purpose of supporting the trading price of our common shares during market dislocations), provided that the common shares so purchased shall be cancelled thereafter.

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

We joined the Customer Co-Investment Program of ASML Holding N.V. (“ASML”) and entered into an investment agreement in August 2012. The agreement includes an investment of EUR838 million to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. Both parties also signed a research and development funding agreement under which we will provide EUR276 million to ASML’s research and development programs from 2013 to 2017.

Foreign Investment in the R.O.C.

Historically, foreign investment in the R.O.C. securities market has been restricted. Since 1983, the R.O.C. government has periodically enacted legislation and adopted regulations to permit foreign investment in the R.O.C. securities market.

On September 30, 2003, the Executive Yuan approved an amendment to Regulations Governing Investment in Securities by Overseas Chinese and Foreign National, or the Regulations, which took effect on October 2, 2003. According to the Regulations, the R.O.C. FSC abolished the mechanism of the so-called “qualified foreign institutional investors” and “general foreign investors” as stipulated in the Regulations before the amendment.

Under the Regulations, foreign investors are classified as either “onshore foreign investors” or “offshore foreign investors” according to their respective geographical location. Both onshore and offshore foreign investors are allowed to invest in R.O.C. securities after they register with the Taiwan Stock Exchange. The Regulations further classify foreign investors into foreign institutional investors and foreign individual investors. “Foreign institutional investors” refer to those investors incorporated and registered in accordance with foreign laws outside of the R.O.C. (i.e., offshore foreign institutional investors) or their branches set up and recognized within the R.O.C. (i.e., onshore foreign institutional investors). Offshore overseas Chinese and foreign individual investors may be subject to a maximum investment ceiling that will be separately determined by the R.O.C. FSC after consultation with the Central Bank of the Republic of China (Taiwan). Currently, there is no maximum investment ceiling for offshore overseas Chinese and foreign individual investors. On the other hand, foreign institutional investors are not subject to any ceiling for investment in the R.O.C. securities market.

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

Foreign investors (other than foreign investors who have registered with the Taiwan Stock Exchange for making investments in the R.O.C. securities market) who wish to make direct investments in the shares of R.O.C. companies are required to submit a foreign investment approval application to the Investment Commission of the R.O.C. Ministry of Economic Affairs or other applicable government authority. The Investment Commission or such other government authority reviews each foreign investment approval application and approves or disapproves each application after consultation with other governmental agencies (such as the Central Bank of the Republic of China (Taiwan) and the R.O.C. FSC).

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

The R.O.C. FSC announced on April 30, 2009 the Regulations Governing Mainland Chinese Investors’ Securities Investments (“PRC Regulations”). According to the PRC Regulations, a PRC qualified domestic institutional investor (“QDII”) is allowed to invest in R.O.C. securities (including less than 10% shareholding of an R.O.C. company listed on Taiwan Stock Exchange or Over-the-Counter (GreTai) Securities Market). Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. For each QDII, the custodians of such QDIIs must apply with the Taiwan Stock Exchange for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the R.O.C. securities market with the amount approved by the Taiwan Stock Exchange. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment of certain other industries in a given company is restricted to a certain percentage pursuant to a list promulgated by the FSC and amended from time to time. PRC investors other than QDII, unless with approval from the Investment Commission of the Ministry of Economic Affairs, are prohibited from making investments in an R.O.C. company listed on the Taiwan Stock Exchange or the Over-the-Counter (GreTai) Securities Market if the investment is less than 10% (or other percentage applicable to certain restricted industries) of the equity interest of such R.O.C. company.

In addition to investments permitted under the PRC Regulations, PRC investors who wish to make (i) direct investment in the shares of R.O.C. private companies or (ii) investments, individually or aggregately, in 10% or more (or other percentage applicable to certain restricted industries) of the equity interest of an R.O.C. company listed on the Taiwan Stock Exchange or Over-the-Counter (GreTai) Securities Market are required to submit an investment approval application to the Investment Commission of the Ministry of Economic Affairs or other government authority. The Investment Commission or such other government authority reviews Investment Approval application and approves or disapproves each application after consultation with other governmental agencies. Furthermore, PRC investor who wishes to be elected as an R.O.C. company’s director or supervisor shall also submit an investment approval application to the Investment Commission of the Ministry of Economic Affairs or other government authority for approval.

Depositary Receipts

In April 1992, the R.O.C. FSC enacted regulations permitting R.O.C. companies with securities listed on the Taiwan Stock Exchange, with the prior approval of the R.O.C. Financial Supervisory Commission, to sponsor the issuance and sale to foreign investors of depositary receipts. Depositary receipts represent deposited shares of R.O.C. companies. In December 1994, the R.O.C. FSC allowed companies whose shares are traded on the R.O.C. Over-the-Counter (GreTai) Securities Market or listed on the Taiwan Stock Exchange, upon approval of the R.O.C. FSC, to sponsor the issuance and sale of depositary receipts.

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

We, or the foreign depositary bank, may not increase the number of depositary receipts by depositing shares in a depositary receipt facility or issuing additional depositary receipts against these deposits without specific R.O.C. FSC approval, except in limited circumstances. These circumstances include issuances of additional depositary receipts in connection with:

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

However, the total number of deposited shares outstanding after an issuance under the circumstances described in the third clause above may not exceed the number of deposited shares previously approved by the R.O.C. FSC plus any depositary receipts created under the circumstances described in the first two clauses above. Issuances of additional depositary receipts under the circumstances described in the third clause above will be permitted to the extent that previously issued depositary receipts have been canceled and the underlying shares have been withdrawn from the depositary receipt facility.

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

Overseas Corporate Bonds

Since 1989, the R.O.C. FSC has approved a series of overseas bonds issued by R.O.C. companies listed on the Taiwan Stock Exchange or the Over-the-Counter (GreTai) Securities Market in offerings outside the R.O.C. Under current R.O.C. law, these overseas corporate bonds can be:

•

converted by bondholders, other than citizens of the PRC and entities organized under the laws of the PRC save for QDII or those that have obtained the approval of the Investment Commission of the Ministry of Economic Affairs, into shares of R.O.C. companies; or

•	subject to R.O.C. FSC approval, converted into depositary receipts issued by the same R.O.C. company or by the issuing company of the exchange shares, in the case of exchangeable bonds.

The relevant regulations also permit public issuing companies to issue corporate debt in offerings outside the R.O.C. Proceeds from the sale of the shares converted from overseas convertible bonds may be used for reinvestment in securities listed on the Taiwan Stock Exchange or traded on the Over-the-Counter (GreTai) Securities Market, subject to compliance with applicable laws and regulations.

Exchange Controls in the R.O.C.

The Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle such business by the R.O.C. FSC and by the Central Bank of the Republic of China (Taiwan). Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

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

We will provide the depositary bank with copies (including English translations) of notices of meetings of our shareholders and the agenda of these meetings, including a list of the director candidates, if an election of directors is to be held at the meeting. The depositary bank will mail these materials, together with a voting instruction form to holders as soon as practicable after the depositary bank receives the materials from us. In order to validly exercise its voting rights, the holder of ADSs must complete, sign and return to the depositary bank the voting instruction form by a date specified by the depositary bank.

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

Our exposure to financial market risks derives primarily from changes in interest rates, foreign exchange rates and equity prices. To mitigate these risks, we utilize derivative financial instruments, the application of which, pursuant to our internal guidelines, is for hedging purposes and not for trading or speculative purposes. Our policy is to account for the unrealized gains or losses of these hedging contracts on a mark-to-market rate basis through profit or loss.

Interest Rate Risks: We are exposed to interest rate risks, primarily related to borrowings for general corporate purposes. As of December 31, 2013, we also had investment in held-to-maturity commercial papers in the amount of NT$1,796 million, which were fixed rate and had maturity dates of not more than 6 months.

The table below presents annual principal amounts due and related weighted average forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2013.

	As of December 31, 2013 Expected Maturity Dates							As of December 31, 2012
	2014	2015	2016	2017	2018 onward	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
Long-term debt (in millions)
NT$ denominated debt
Variable rate	-	-	NT$8	NT$10	NT$22	NT$40(2)	NT$40	NT$1,488	NT$1,488
Average interest rate	-	-	4.15%	4.50%	4.50%	4.44%(3)	-	1.54%(3)	-
Fixed rate	-	-	NT$12,000	NT$38,100	NT$116,100	NT$166,200	NT$165,477	NT$80,000	NT$80,343
Average interest rate	-	-	1.39%	1.30%	1.48%	1.43%(4)	-	1.39%(4)	-
US$ denominated debt
Fixed rate	-	-	US$350	-	US$1,150	US$1,500	US$1,449	-	-
Average interest rate	-	-	0.95%	-	1.63%	1.47%(4)	-	-	-

(1)	Represents the then quoted market price.
(2)	As a result of the deconsolidation of Xintec in June 2013 (refer to note 34 to our consolidated financial statements), long-term bank loans of Xintec were derecognized.
(3)	Weighted average implied forward interest rates.
(4)	Weighted average interest rates.

Foreign Currency Risk: Substantial portions of our revenues and expenses are denominated in currencies other than NT dollar. As a result, as of December 31, 2013, the majority of our receivables and payables were denominated in currencies other than NT dollar, primarily in U.S. dollar, Euro and Japanese Yen. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize foreign currency denominated debts and offsetting derivatives, including currency forward contracts and cross currency swaps, to hedge our currency exposure. These hedging transactions help to reduce partially, but do not eliminate, the impact of foreign currency exchange rate movements. Based on a sensitivity analysis performed on our financial position as of December 31, 2013, a hypothetical, unfavorable 10% movement in the levels of foreign currency exchange rates relative to the NT dollar, after taking into account hedges and offsetting positions, would have increased our net unrealized losses by NT$172 million.

The table below presents our outstanding foreign currency derivative transactions as of December 31, 2013. These contracts all had a maturity date of not more than 12 months.

Forward Exchange Agreements (in millions)	As of December 31, 2013 Expected Maturity Dates							As of December 31, 2012

	2014	2015	2016	2017	2018 onward	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
(Sell US$/Buy EUR) Contract amount	US$340.1	-	-	-	-	US$340.1	NT$46.7	-	-

Average contractual exchange rate (against US$ dollars)	1.37	-	-	-	-	1.37	-	-	-
(Sell US$/Buy JPY) Contract amount	US$341.0	-	-	-	-	US$341.0	NT$(17.4)	-	-

Average contractual exchange rate (against Japanese Yen)	104.85	-	-	-	-	104.85	-	-	-

(Sell NT$/Buy EUR) Contract amount	NT$4,514.3	-	-	-	-	NT$4,514.3	NT$9.4	NT$9,417.1	NT$34.3

Average contractual exchange rate (against NT$ dollars)	41.04	-	-	-	-	41.04	-	38.28	-
(Sell NT$/Buy US$) Contract amount	NT$683.7	-	-	-	-	NT$683.7	NT$3.6	NT$590.4	NT$(0.2)

Average contractual exchange rate (against NT$ dollars)	29.99	-	-	-	-	29.99	-	28.94	-
(Sell US$/Buy RMB) Contract amount	US$138.0	-	-	-	-	US$138.0	NT$18.6	US$20.0	NT$(7.7)

Average contractual exchange rate (against RMB)	6.10	-	-	-	-	6.10	-	6.24	-
(Sell US$/Buy NT$) Contract amount	-	-	-	-	-	-	-	US$13.7	NT$0.4

Average contractual exchange rate (against NT$ dollars)	-	-	-	-	-	-	-	29.07	-
(Sell NT$/Buy JPY) Contract amount	-	-	-	-	-	-	-	NT$44.1	NT$(0.4)

Average contractual exchange rate (against NT$ dollars)	-	-	-	-	-	-	-	0.34	-

Cross Currency Swap (in millions)	As of December 31, 2013 Expected Maturity Dates							As of December 31, 2012
	2014	2015	2016	2017	2018 onward	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
(Sell NT$/Buy US$) Contract amount	NT$1,639.2	-	-	-	-	NT$1,639.2	NT$(4.2)	NT$1,083.1	NT$(0.7)
Range of interest rate paid	0.00%	-	-	-	-	0.00%	-	0.00%	-
Range of interest rate received	1.03%~2.00%	-	-	-	-	1.03%~2.00%	-	0.06%	-
(Sell US$/Buy NT$) Contract amount	-	-	-	-	-	-	-	US$275	NT$(1.8)
Range of interest rate paid	-	-	-	-	-	-	-	0.14%~0.17%	-
Range of interest rate received	-	-	-	-	-	-	-	0.00%	-

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts had been terminated at the end of the reporting period.

See “Item 3. Key Information — Exchange Rates” for a summary of the movements between the NT dollar and the U.S. dollar during recent years.

Other Market Risk: As of December 31, 2013, we had available-for-sale equity investments in the amount of NT$61,628 million (US$2,066 million), which predominantly consisted of our investment in ASML shares with a carrying value of NT$58,722 million (US$1,969 million). We are exposed to equity price fluctuations arising from these investments, which are highly volatile. As of December 31, 2013, our net unrealized gain related to publicly traded stocks was NT$21,311 million (US$714 million). We also had investments in private equity securities mostly through a number of investment funds with a carrying value of NT$2,146 million (US$72 million). The carrying value of these investments in private companies and in the investment funds are subject to fluctuations and their fair market value may be significantly different from the carrying value. We experienced declines in the value of certain publicly traded securities and privately held investments and recorded impairment losses of NT$3,045 million and NT$1,540 million (US$52 million), respectively, in 2012 and 2013.

The table below presents our outstanding equity derivative transactions as of December 31, 2013.

Stock Forward Contract (in millions)	As of December 31, 2013 Expected Maturity Dates							As of December 31, 2012
	2014	2015	2016	2017	2018 onward	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
Contract amount	-	NT$37,432	-	-	-	NT$37,432	NT$(5,482)	-	-
Contract Price		Footnote (2)

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts had been terminated at the end of the reporting period.
(2)	Determined by a specific percentage of the spot price on the respective trade date.

ITEM 12D.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

In 2013, Citibank, N.A., the Depositary Bank for our ADR program, made no payment to us.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Co-Chief Executive Officers and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2013.

Management’s Annual Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRSs as issued by the IASB. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRSs as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

As of the end of 2013, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2013 is effective.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our company’s internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included at the end of this Item 15.

Changes in Internal Control over Financial Reporting. During 2013, there was no material change to our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taiwan Semiconductor Manufacturing Company Limited

We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated April 14, 2014 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 14, 2014

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

The table below summarizes the fees that we paid for services provided by Deloitte & Touche and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2012 and 2013.

	2012	2013
	NT$	NT$
	(In thousands)
Audit Fees	66,048	69,369
Audit-Related Fees	590	789
All Other Fees	2,250	2,800

Total	68,888	72,958

Audit Fees. This category includes the audit of our annual financial statements and internal control over financial reporting, review of quarterly financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of quarterly financial statements and statutory audits required by non-U.S. jurisdictions, including statutory audits required by the Tax Bureau of the R.O.C., Customs Bureau of the R.O.C., and the FSC of the R.O.C.

Audit-Related Fees. This category consists of assurance and related services by the Deloitte Entities that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The services for the fees disclosed under this category include review of certain regulatory filings with the FSC of the R.O.C.

All Other Fees. This category consists of professional services rendered by the Deloitte Entities for IFRSs adoption.

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

TSMC’s corporate governance practices are governed by applicable Taiwan law, specifically, the R.O.C. Company Law and R.O.C. Securities and Exchange Law, and also TSMC’s Articles of Incorporation. Also, because TSMC securities are registered with the U.S. Securities and Exchange Commission (“U.S. SEC”) and are listed on the New York Stock Exchange (“NYSE”), TSMC is subject to corporate governance requirements applicable to NYSE-listed foreign private issuers.

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

The most relevant differences between TSMC corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US Companies under Listed Company Manual Section 303A	TSMC Corporate Practices
NYSE Section 303A.01 requires a NYSE-listed company to have a majority of independent directors on its board of directors.	Taiwan law does not require a board of directors of publicly traded companies to consist of a majority of independent directors. Taiwan law requires public companies meeting certain criteria to have at least two independent directors but no less than one fifth of the total number of directors on its board of directors. In addition, Taiwan law requires public companies to disclose information pertaining to their directors, including their independence status. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for information on the total number of TSMC directors and directors who would be considered independent under NYSE Section 303A.02 and Taiwan law.
NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the listed company either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company).	Taiwan law establishes comparable standards to evaluate director independence. For further information, please consult TSMC’s Taiwan Annual Report for the relevant year.
NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	Taiwan law does not contain such a requirement. Except for meetings of sub-committees of the board of directors and those held by managing directors, Taiwan law does not allow separate board meetings of part but not all of the board of directors.

NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.	Taiwan law does not contain such a requirement. Taiwan law requires directors to be nominated (if nomination is provided in its articles of incorporation) either by the shareholders or by the entire board of directors.
NYSE Section 303A.05(a) requires listed companies to have a compensation committee comprised entirely of independent directors.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its compensation committee since 2003, which has met the requirements under the Taiwan law. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition and functions of its compensation committee.
NYSE Section 303A.05(b) requires a compensation committee’s charter to establish certain minimum responsibilities and to provide for an annual evaluation of the committee’s performance.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its compensation committee since 2003, which has met the requirements under the Taiwan law, and TSMC’s compensation committee charter contains the same responsibilities as those provided under NYSE Section 303A.05(b)(i) and mandates the committee to review the adequacy of its charter annually.
NYSE Section 303A.06 requires listed companies to have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the Exchange Act). Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005.	Taiwan law requires public companies meeting certain criteria to have an audit committee that satisfies comparable standards or public companies may voluntarily elect to establish an audit committee. TSMC has voluntarily elected to establish an audit committee. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.
NYSE Section 303A.07(a) requires an audit committee to consist of at least three board members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee of which at least one shall have accounting or financial expertise. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.
NYSE Section 303A.07(a) requires that if an audit committee member is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of that company shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report on Form 10-K filed with the SEC.	Taiwan law does not contain such requirement. Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee. Taiwan law forbids an independent director from serving as an independent director on a total of more than four Taiwan public companies.

NYSE Section 303A.07(a) All members of the audit committee are required to be independent.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee.
NYSE Section 303A.07(b) requires an audit committee to have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Rule 10A-3(b)(2), (3), (4) & (5) of the Exchange Act.	Taiwan law requires comparable standards. TSMC currently has a written audit committee charter containing the same duties and responsibilities as those provided under Section 10A-3(b)(1) of the Exchange Act.
NYSE Section 303A.07(b)(iii)(B) and (C) establishes audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (ii) to discuss the company’s press releases relating to its earnings as well as the financial information and guidelines relating to its earnings that are supplied to analysts and rating agencies.	TSMC’s written audit committee charter establishes the same audit committee objectives.
NYSE Section 303A.07(b)(iii)(G) requires an audit committee to establish clear policies for hiring external auditor’s employees.	Taiwan law does not contain such requirement.
NYSE Section 303A.07(c) requires each company to have an internal audit function that provides to the management and to the audit committee ongoing assessments on the company’s risk management processes and internal control system.	Taiwan law requires public companies to establish an internal audit department. Internal auditors are subject to strict qualification standards under Taiwan law, which require the board of directors to approve the head of a company’s internal audit department. TSMC’s internal audit department has substantially the same responsibilities as provided under NYSE Section 303A.07(d).
NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Taiwan law imposes a similar requirement. TSMC currently has in place an equity based compensation plan. TSMC’s employee stock option plans (“ESOPs”) are required to be approved by the board of directors. Shareholders’ approval is not required if the number of options granted under the relevant ESOP does not exceed the reservation made in TSMC’s Articles of Incorporation. Otherwise, any change to such reservation in the Articles requires shareholders’ approval.
NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the compensation committee.)	Under Taiwan law, if a listed company has adopted corporate governance guidelines, it must inform investors how to access such guidelines.
NYSE Section 303A.09 requires the board of directors to make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon.	Taiwan law does not contain such requirement.
NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain.	Taiwan law does not contain such requirement. But, because of sound corporate governance principles, TSMC has adopted a “Policy of Ethics and Business Conduct”, which complies with the Sarbanes-Oxley Act’s requirements concerning financial officers and CEO accountability.

NYSE Section 303A.12(a) requires the CEO, on a yearly basis, to certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance.	Taiwan law does not contain such a requirement. But, in order to comply with relevant SEC regulations, TSMC’s CEO is required to certify in TSMC’s 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of TSMC.
NYSE Section 303A.12(b) requires the CEO to notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.	Taiwan law does not contain such requirement. But, in order to be consistent with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC’s CEO complies with the notice provision as set forth under NYSE Section 303A.12(b).
NYSE Section 303A.12(c) requires each listed company to submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation each time a change occurs in the board or any of the committees subject to Section 303A.	Taiwan law does not contain such requirement. But, in order to comply with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC complies with NYSE Section 303A.12(c).

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Refer to the consolidated financial statements on page F-1.

ITEM 19.	EXHIBITS

(a)	See page F-1 for an index of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:
	1.1(11)	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on June 12, 2012.

	2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

	3.1(11)	Rules for Election of Directors, as amended and restated on June 12, 2012.

	3.2(11)	Rules and Procedures of Board of Directors Meetings, as amended and restated on November 13, 2012.

	3.3(2)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002.

	4.1(2)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 1997 to July 31, 2017) (in Chinese with English summary).

	4.2(3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 1, 1998 to April 30, 2018) (in Chinese with English summary).

	4.3(4)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective November 1, 1999 to October 31, 2019) (in Chinese with English summary).

	4.4	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective December 4, 2009 to December 31, 2028) (English summary).

	4.5(2)	Land Lease with Hsinchu Science Park Administration relating to the Fab 3 and F12 (Phase III) (effective July 1, 1995 to June 30, 2015) (in Chinese with English summary).

	4.6(2)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 1997 to March 14, 2017) (in Chinese with English summary).

4.7(3)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) (effective December 1, 1999 to November 30, 2019) (in Chinese with English summary).

4.8a(4)	Taiwan Semiconductor Manufacturing Company Limited 2002 Employee Stock Option Plan, as revised by the board of directors on March 4, 2003.

4.8aa(5)	Taiwan Semiconductor Manufacturing Company Limited 2003 Employee Stock Option Plan.

4.8aaa(6)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan.

4.8aaaa(1)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan, as revised on February 22, 2005.

4.8b(4)	TSMC North America 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.8bb(5)	TSMC North America 2003 Employee Stock Option Plan.

4.8c(4)	WaferTech, LLC 2002 Employee Stock Option Plan, as revised on June 5, 2003.

4.8cc(5)	WaferTech, LLC 2003 Employee Stock Option Plan.

4.8ccc(6)	WaferTech, LLC 2004 Employee Stock Option Plan.

4.8cccc(1)	WaferTech, LLC 2004 Employee Stock Option Plan, as revised on February 22, 2005.

+4.9(7)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd.

4.10	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 and Corporate Headquarters (effective April 1, 2008 to December 31,2027) (English summary)

4.11	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 (effective May 16, 2013 to December 31, 2032) (English summary)

4.12(8)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

4.13(11)	Land Lease with Central Science Industrial Park Administration relating to fabs located in Taichung Science Park (effective September 1, 2009 to September 1, 2029) (English summary).

4.14	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 14, 2005 to December 31, 2024) (English summary)

4.15	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective April 15, 2006 to December 31, 2024) (English summary)

4.16	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective December 1, 2009 to November 30, 2029) (English summary)

4.17	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective December 15, 2006 to December 31, 2024) (English summary)

4.18	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective October 1, 2011 to September 30, 2030) (English summary)

4.19	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2012 to July 31, 2032) (English summary)

4.20	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2012 to July 31, 2032) (English summary)

4.21	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective February 1, 2012 to January 31, 2032) (English summary)

4.22	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase IV and Phase V) (effective November 10, 2007 to December 31, 2026) (English summary)

4.23	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase VI) (effective August 20, 2010 to December 31, 2028) (English summary)

4.24	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase VII) (effective March 17, 2011 to December 31, 2027) (English summary)

4.25	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 and Corporate Headquarters (effective April 1, 2010 to December 31, 2029) (English summary)

4.26	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase IV and Phase VI bridge ) (effective July 21, 2008 to December 31, 2027) (English summary)

4.27	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective June 14, 2001 to March 14, 2017) (English summary)

12.1	Certification of Co-Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Co-Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.3	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Co-Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Co-Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.3	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

99.1	Consent of Deloitte & Touche.

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2004, filed by TSMC on May 16, 2005.
(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.
(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.
(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed by TSMC on June 23, 2003.
(5)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on October 20, 2003.
(6)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on January 6, 2005.
(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.
(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.
(9)	Previously filed in TSMC’s registration statement on Form F-1, filed by TSMC on September 15, 1997.
(10)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed by TSMC on April 17, 2009.
(11)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed by TSMC on April 2, 2013.
+	Contains portions for which confidential treatment has been requested.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.

Date: April 14, 2014

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Lora Ho
Name:	Lora Ho
Title:	Senior Vice President, Chief Financial Officer & Spokesperson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying consolidated statements of financial position of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of January 1, 2012, December 31, 2012 and 2013, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2013 (all expressed in New Taiwan dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of January 1, 2012, December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of the readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 14, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 14, 2014

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Millions of New Taiwan Dollars or U.S. Dollars)

ASSETS	Notes	January 1, 2012	December 31, 2012	December 31, 2013
		NT$	NT$	NT$	US$
					(Note 3)
CURRENT ASSETS
Cash and cash equivalents	7	$143,472.3	$143,410.6	$242,695.4	$8,136.0
Financial assets at fair value through profit or loss	8	15.4	39.5	90.4	3.0
Available-for-sale financial assets	9	3,308.8	2,410.6	760.8	25.5
Held-to-maturity financial assets	10	3,825.7	5,057.0	1,796.0	60.2
Notes and accounts receivable, net	12	45,830.3	57,777.6	71,649.9	2,402.0
Receivables from related parties	37	185.7	353.8	291.7	9.8
Other receivables from related parties	37	122.3	185.6	221.6	7.4
Inventories	6, 13	24,840.6	37,830.5	37,494.9	1,257.0
Other financial assets	38	617.1	473.8	501.8	16.8
Other current assets	17	2,174.0	2,786.4	2,984.2	100.0

Total current assets		224,392.2	250,325.4	358,486.7	12,017.7

NONCURRENT ASSETS
Available-for-sale financial assets	9	4,315.0	42,356.3	60,867.6	2,040.5
Held-to-maturity financial assets	10	5,243.2	-	-	-
Investments accounted for using equity method	6, 14	24,892.5	23,367.0	28,156.5	943.9
Property, plant and equipment	6, 15	490,422.2	617,562.2	792,665.9	26,572.8
Intangible assets	6, 16	10,861.6	10,959.6	11,490.4	385.1
Deferred income tax assets	6, 31	13,589.4	13,111.3	7,145.0	239.5
Refundable deposits	37	4,518.8	2,426.7	2,519.0	84.4
Other noncurrent assets	17	1,306.7	1,235.2	1,469.6	49.3

Total noncurrent assets		555,149.4	711,018.3	904,314.0	30,315.5

TOTAL		$779,541.6	$961,343.7	$1,262,800.7	$42,333.2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	January 1, 2012	December 31, 2012	December 31, 2013
LIABILITIES AND EQUITY		NT$	NT$	NT$	US$
					(Note 3)

CURRENT LIABILITIES
Short-term loans	18	$25,926.5	$34,714.9	$15,645.0	$524.5
Financial liabilities at fair value through profit or loss	8	13.8	15.6	33.7	1.1
Hedging derivative financial liabilities	11	0.2	-	-	-
Accounts payable		10,530.5	14,490.4	14,670.3	491.8
Payables to related parties	37	1,328.5	748.6	1,688.4	56.6
Salary and bonus payable		6,148.5	7,535.3	8,330.9	279.3
Accrued profit sharing to employees and bonus to directors and supervisors	24	9,081.3	11,186.6	12,738.8	427.1
Payables to contractors and equipment suppliers		35,540.5	44,831.8	89,810.2	3,010.7
Income tax payable	31	13,464.4	25,264.9	36,759.4	1,232.3
Provisions	6, 19	5,068.3	6,038.0	7,603.8	254.9
Accrued expenses and other current liabilities	15, 22	13,218.3	13,149.0	16,693.5	559.6
Current portion of bonds payable and long-term bank loans	20, 21	4,562.5	128.1	-	-

Total current liabilities		124,883.3	158,103.2	203,974.0	6,837.9

NONCURRENT LIABILITIES
Hedging derivative financial liabilities	11	-	-	5,481.6	183.8
Bonds payable	20	18,000.0	80,000.0	210,767.6	7,065.6
Long-term bank loans	21	1,587.5	1,359.4	40.0	1.3
Provisions	19	2.9	4.9	10.5	0.4
Other long-term payables	22	-	54.0	36.0	1.2
Obligations under finance leases	15	871.0	748.1	776.2	26.0
Accrued pension cost	6, 23	6,093.5	6,780.8	6,801.7	228.0
Guarantee deposits		444.0	203.9	151.7	5.1
Others		400.8	495.1	648.4	21.7

Total noncurrent liabilities		27,399.7	89,646.2	224,713.7	7,533.1

Total liabilities		152,283.0	247,749.4	428,687.7	14,371.0

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock	24	259,162.2	259,244.4	259,286.2	8,692.1

Capital surplus	24	55,471.7	55,675.3	55,858.6	1,872.6

Retained earnings	24
Appropriated as legal capital reserve		102,400.0	115,820.1	132,436.0	4,439.7
Appropriated as special capital reserve		6,433.9	7,606.3	2,785.8	93.4
Unappropriated earnings		208,960.5	275,485.5	369,309.4	12,380.5

		317,794.4	398,911.9	504,531.2	16,913.6

Others	24	(7,606.3)	(2,780.5)	14,170.3	475.0

Equity attributable to shareholders of the parent		624,822.0	711,051.1	833,846.3	27,953.3

NONCONTROLLING INTERESTS	24	2,436.6	2,543.2	266.7	8.9

Total equity		627,258.6	713,594.3	834,113.0	27,962.2

TOTAL		$779,541.6	$961,343.7	$1,262,800.7	$42,333.2

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2012	2013
		NT$	NT$	US$
				(Note 3)

NET REVENUE	6, 26, 37, 41	$506,745.3	$597,024.2	$20,014.2

COST OF REVENUE	13, 33, 37	262,592.5	315,642.5	10,581.4

GROSS PROFIT BEFORE UNREALIZED GROSS PROFIT ON SALES TO ASSOCIATES		244,152.8	281,381.7	9,432.8

UNREALIZED GROSS PROFIT ON SALES TO ASSOCIATES		(25.0)	(20.9)	(0.7)

GROSS PROFIT		244,127.8	281,360.8	9,432.1

OPERATING EXPENSES	6, 33, 37
Research and development		40,387.1	47,952.0	1,607.5
General and administrative		17,633.0	18,881.8	633.0
Marketing		4,496.2	4,505.2	151.0

Total operating expenses		62,516.3	71,339.0	2,391.5

OTHER OPERATING INCOME AND EXPENSES, NET	27, 33	(449.4)	47.1	1.6

INCOME FROM OPERATIONS	41	181,162.1	210,068.9	7,042.2

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture	14, 41	2,073.1	3,806.8	127.6
Other income	28	1,716.1	2,342.1	78.5
Foreign exchange gain, net		582.5	285.5	9.6
Finance costs	11, 29	(1,020.4)	(2,646.8)	(88.7)
Other gains and losses	30, 37	(2,852.3)	2,105.0	70.5

Total non-operating income and expenses		499.0	5,892.6	197.5

INCOME BEFORE INCOME TAX		181,661.1	215,961.5	7,239.7

INCOME TAX EXPENSE	31, 41	22,374.7	32,111.8	1,076.5

NET INCOME		159,286.4	183,849.7	6,163.2

OTHER COMPREHENSIVE INCOME (LOSS)	11, 14, 23, 24, 31
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation		(678.2)	(653.7)	(21.9)
Income tax benefit related to items that will not be reclassified subsequently		81.4	77.7	2.6
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		(4,322.7)	3,668.5	123.0
Changes in fair value of available-for-sale financial assets		9,534.3	13,290.4	445.6
Cash flow hedges		0.2	-	-
Share of other comprehensive income of associates and joint venture		54.9	(60.3)	(2.0)
Income tax benefit (expense) related to items that may be reclassified subsequently		(409.3)	36.5	1.2

Other comprehensive income for the year, net of income tax		4,260.6	16,359.1	548.5

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		$163,547.0	$200,208.8	$6,711.7

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2012	2013
		NT$	NT$	US$
				(Note 3)

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$159,480.8	$183,977.6	$6,167.5
Noncontrolling interests		(194.4)	(127.9)	(4.3)

		$159,286.4	$183,849.7	$6,163.2

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$163,692.0	$200,343.4	$6,716.2
Noncontrolling interests		(145.0)	(134.6)	(4.5)

		$163,547.0	$200,208.8	$6,711.7

		2012	2013
		Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent
		NT$	NT$	US$
				(Note 3)

EARNINGS PER SHARE
Basic earnings per share	32	$6.15	$7.10	$0.24

Diluted earnings per share	32	$6.15	$7.10	$0.24

EARNINGS PER EQUIVALENT ADS
Basic earnings per share		$30.76	$35.48	$1.19

Diluted earnings per share		$30.75	$35.48	$1.19

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
								Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available- for-sale Financial Assets
	Capital Stock - Common Stock			Retained Earnings
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Un- appropriated Earnings	Total			Cash Flow Hedges Reserve	Total	Total	Non- controlling Interests	Total Equity

BALANCE, JANUARY 1, 2012	25,916,222	$259,162.2	$55,471.7	$102,400.0	$6,433.9	$208,960.5	$317,794.4	$(6,433.4)	$(1,172.8)	$(0.1)	$(7,606.3)	$624,822.0	$2,436.6	$627,258.6

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	13,420.1	-	(13,420.1)	-	-	-	-	-	-	-	-
Special capital reserve	-	-	-	-	1,172.4	(1,172.4)	-	-	-	-	-	-	-	-
Cash dividends to shareholders - NT$3.00 per share	-	-	-	-	-	(77,748.7)	(77,748.7)	-	-	-	-	(77,748.7)	-	(77,748.7)

Total	-	-	-	13,420.1	1,172.4	(92,341.2)	(77,748.7)	-	-	-	-	(77,748.7)	-	(77,748.7)

Net income in 2012	-	-	-	-	-	159,480.8	159,480.8	-	-	-	-	159,480.8	(194.4)	159,286.4
Other comprehensive income in 2012, net of income tax	-	-	-	-	-	(614.6)	(614.6)	(4,320.4)	9,146.1	0.1	4,825.8	4,211.2	49.4	4,260.6

Total comprehensive income in 2012	-	-	-	-	-	158,866.2	158,866.2	(4,320.4)	9,146.1	0.1	4,825.8	163,692.0	(145.0)	163,547.0

Issuance of stock from exercise of employee stock options	8,213	82.2	160.3	-	-	-	-	-	-	-	-	242.5	-	242.5
Stock option compensation cost of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	6.2	6.2
Adjustment to share of changes in equity of associates and joint venture	-	-	2.5	-	-	-	-	-	-	-	-	2.5	-	2.5
Adjustments arising from changes in percentage of ownership in subsidiaries	-	-	40.8	-	-	-	-	-	-	-	-	40.8	(40.8)	-
Increase in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	286.2	286.2

	Equity Attributable to Shareholders of the Parent
								Others
								Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available- for-sale Financial Assets
	Capital Stock - Common Stock			Retained Earnings
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Un- appropriated Earnings	Total			Cash Flow Hedges Reserve	Total	Total	Non- controlling Interests	Total Equity

BALANCE, DECEMBER 31, 2012	25,924,435	259,244.4	55,675.3	115,820.1	7,606.3	275,485.5	398,911.9	(10,753.8)	7,973.3	-	(2,780.5)	711,051.1	2,543.2	713,594.3

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	16,615.9	-	(16,615.9)	-	-	-	-	-	-	-	-
Reversal of special capital reserve	-	-	-	-	(4,820.5)	4,820.5	-	-	-	-	-	-	-	-
Cash dividends to shareholders - NT$3.00 per share	-	-	-	-	-	(77,773.3)	(77,773.3)	-	-	-	-	(77,773.3)	-	(77,773.3)

Total	-	-	-	16,615.9	(4,820.5)	(89,568.7)	(77,773.3)	-	-	-	-	(77,773.3)	-	(77,773.3)

Net income in 2013	-	-	-	-	-	183,977.6	183,977.6	-	-	-	-	183,977.6	(127.9)	183,849.7
Other comprehensive income in 2013, net of income tax	-	-	-	-	-	(585.0)	(585.0)	3,613.4	13,337.5	(0.1)	16,950.8	16,365.8	(6.7)	16,359.1

Total comprehensive income in 2013	-	-	-	-	-	183,392.6	183,392.6	3,613.4	13,337.5	(0.1)	16,950.8	200,343.4	(134.6)	200,208.8

Issuance of stock from exercise of employee stock options	4,182	41.8	82.8	-	-	-	-	-	-	-	-	124.6	-	124.6
Stock option compensation cost of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	5.3	5.3
Adjustments to share of changes in equity of associates and joint venture	-	-	38.1	-	-	-	-	-	-	-	-	38.1	-	38.1
Adjustments arising from changes in percentage of ownership in subsidiaries	-	-	62.4	-	-	-	-	-	-	-	-	62.4	(62.4)	-
Increase in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	188.4	188.4
Effect of deconsolidation of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(2,273.2)	(2,273.2)

BALANCE, DECEMBER 31, 2013	25,928,617	$259,286.2	$55,858.6	$132,436.0	$2,785.8	$369,309.4	$504,531.2	$(7,140.4)	$21,310.8	$(0.1)	$14,170.3	$833,846.3	$266.7	$834,113.0

BALANCE, DECEMBER 31, 2013 (IN MILLIONS OF US$ - Note 3)		$8,692.1	$1,872.6	$4,439.7	$93.4	$12,380.5	$16,913.6	$(239.4)	$714.4	$-	$475.0	$27,953.3	$8.9	$27,962.2

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2012	2013
	NT$	NT$	US$
			(Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$181,661.1	$215,961.5	$7,239.7
Adjustments for:
Depreciation expense	129,168.5	153,979.8	5,161.9
Amortization expense	2,180.8	2,202.0	73.8
Stock option compensation cost of subsidiary	6.2	5.3	0.2
Finance costs	1,020.4	2,646.8	88.7
Share of profits of associates and joint venture	(2,073.1)	(3,806.8)	(127.6)
Interest income	(1,645.0)	(1,836.0)	(61.5)
Gain on disposal of property, plant and equipment and intangible assets, net	(0.1)	(48.8)	(1.6)
Impairment loss on property, plant and equipment	444.5	-	-
Impairment loss of financial assets	4,231.6	352.2	11.8
Gain on disposal of available-for-sale financial assets, net	(541.1)	(1,311.8)	(44.0)
Loss (gain) on disposal of investments in associates	(5.0)	0.8	-
Gain on deconsolidation of subsidiary	-	(293.6)	(9.8)
Unrealized gross profit on sales to associates	25.0	20.9	0.7
Loss (gain) on foreign exchange, net	(3,219.2)	317.5	10.7
Dividend income	(71.1)	(506.1)	(17.0)
Income from receipt of equity securities in settlement of trade receivables	(0.9)	(10.0)	(0.3)
Loss on hedging instruments	-	5,602.8	187.8
Gain arising from changes in fair value of available-for-sale financial assets in hedge effective portion	-	(5,071.1)	(170.0)
Changes in operating assets and liabilities:
Derivative financial instruments	(22.3)	(32.2)	(1.1)
Notes and accounts receivable, net	(11,947.3)	(14,131.1)	(473.7)
Receivables from related parties	(168.1)	(204.3)	(6.8)
Other receivables from related parties	(63.3)	50.6	1.7
Inventories	(12,989.9)	122.5	4.1
Other financial assets	53.2	18.6	0.6
Other current assets	648.1	(312.2)	(10.5)
Accounts payable	3,656.4	346.4	11.6
Payables to related parties	(605.2)	850.1	28.5
Salary and bonus payable	1,386.8	883.9	29.6
Accrued profit sharing to employees and bonus to directors and supervisors	2,105.3	1,552.2	52.0
Accrued expenses and other current liabilities	2,051.8	3,531.0	118.4
Provisions	977.9	1,595.8	53.5
Accrued pension cost	9.1	(630.1)	(21.1)

Cash generated from operations	296,275.1	361,846.6	12,130.3
Income taxes paid	(11,312.0)	(14,463.1)	(484.8)

Net cash generated by operating activities	284,963.1	347,383.5	11,645.5

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2012	2013
	NT$	NT$	US$
			(Note 3)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	$(31,582.4)	$(48.4)	$(1.6)
Held-to maturity financial assets	-	(1,796.0)	(60.2)
Property, plant and equipment	(246,137.4)	(287,594.8)	(9,641.1)
Intangible assets	(1,782.3)	(2,750.4)	(92.2)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	1,318.1	2,486.6	83.3
Held-to-maturity financial assets	2,711.4	5,145.9	172.5
Property, plant and equipment	157.5	173.6	5.8
Other assets	26.7	-	-
Costs from entering into hedging transactions	-	(144.0)	(4.8)
Interest received	1,719.0	1,790.7	60.0
Other dividends received	71.1	506.1	17.0
Dividends received from associates	2,088.5	2,141.9	71.8
Refundable deposits paid	(517.2)	(98.9)	(3.3)
Refundable deposits refunded	2,609.3	113.4	3.8
Net cash outflow from deconsolidation of subsidiary (Note 34)	-	(979.9)	(32.9)

Net cash used in investing activities	(269,317.7)	(281,054.2)	(9,421.9)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of bonds	62,000.0	130,844.8	4,386.3
Repayment of bonds	(4,500.0)	-	-
Increase (decrease) in short-term loans	9,747.1	(19,636.2)	(658.3)
Increase in long-term bank loans	50.0	690.0	23.1
Repayment of long-term bank loans	(212.5)	(62.5)	(2.1)
Repayment of other long-term payables	(2,367.9)	(853.8)	(28.6)
Interest paid	(736.6)	(1,330.9)	(44.6)
Guarantee deposits received	15.7	41.5	1.4
Guarantee deposits refunded	(255.8)	(113.1)	(3.8)
Decrease in obligations under finance leases	(108.8)	(27.8)	(0.9)
Proceeds from exercise of employee stock options	242.5	124.6	4.2
Cash dividends	(77,748.7)	(77,773.3)	(2,607.2)
Increase in noncontrolling interests	286.2	202.6	6.8

Net cash generated by (used in) financing activities	(13,588.8)	32,105.9	1,076.3

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(2,118.3)	849.6	28.5

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(61.7)	99,284.8	3,328.4

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	143,472.3	143,410.6	4,807.6

CASH AND CASH EQUIVALENTS, END OF YEAR	$143,410.6	$242,695.4	$8,136.0

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

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

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities and operating segments information of TSMC and its subsidiaries (collectively as the “Company”) are described in Notes 5 and 41.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were authorized for issue by the management on April 14, 2014.

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board of the Unites States, which was NT$29.83 to US$1.00 as of December 31, 2013. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs) AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (IASB)

The accompanying consolidated financial statements are the first IFRSs annual consolidated financial statements prepared for the year ended December 31, 2013. Prior to 2013, the Company prepared and reported its consolidated financial statements in accordance with accounting principles generally accepted in the Republic of China. The Company’s date of transition to IFRSs is January 1, 2012, and the effect of the transition to IFRSs is disclosed in Note 42.

a.	New and revised standards, amendments and interpretations in issue but not yet effective

As of the date that the accompanying consolidated financial statements were authorized for issue, the new, revised or amended IFRSs, International Accounting Standards (IASs), interpretations and related guidance in issue but not yet adopted by the Company as well as the effective dates issued by the IASB are stated as follows.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note)

Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
IFRS 9 Financial Instruments	Not yet determined
Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date and Transition Disclosure	Not yet determined
Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities	January 1, 2014
IFRS 14 Regulatory Deferral Accounts	January 1, 2016
Amendment to IAS 19 Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 32 Offsetting of Financial Assets and Financial Liabilities	January 1, 2014
Amendment to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRIC 21 Levies	January 1, 2014

Note:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

b.	Significant changes in accounting policy resulted from new and revised standards, amendments and interpretations in issue but not yet effective

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 9, “Financial Instruments”

Under IFRS 9, all recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows which are solely for payments of principal and interest on the principal amount outstanding, such assets are measured at the amortized cost. All other financial assets must be measured at the fair value through profit or loss as of the end of the reporting period.

The main change in IFRS 9 is the increase of the eligibility of hedge accounting. It allows reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting. A fundamental difference to IAS 39 is that IFRS 9 (a) increases the scope of hedged items eligible for hedge accounting. For example, the risk components of non-financial items may be designated as hedging accounting; (b) revises a new way to account for the gain or loss recognition arising from hedging derivative financial instruments, which results in a less volatility in profit or loss; and (c) is necessary for there to be an economic relationship between the hedged item and hedging instrument instead of performing the retrospective hedge effectiveness testing.

The amendment to IFRS 9 issued by IASB introduces the new hedge accounting model and removed the original mandatory effective date of January 1, 2015 (on and after). IASB will reconsider the appropriate effective date once the standard is complete with a new impairment model and the finalization of any limited amendments to classification and measurement.

2)	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is only required to disclose the recoverable amount in the year of impairment accrual or reversal. Moreover, if the recoverable amount of impaired assets is based on fair value less costs of disposal, the Company should also disclose the discount rate used. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

c.	Impact of the application of the new and revised standards, amendments and interpretations in issue but not yet effective on the consolidated financial statements of the Company

As of the date that the accompanying consolidated financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the above standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are summarized as follows:

Statement of Compliance

The accompanying consolidated financial statements have been prepared in accordance with IFRSs as issued by the IASB.

Basis of Preparation

The accompanying consolidated financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

The opening statement of financial position at the date of transition is prepared in accordance with the recognition and measurement required by IFRS 1. According to IFRS 1, the Company is required to apply each effective IFRS retrospectively in its opening statement of financial position at the date of transition to IFRSs; except for optional exemptions and mandatory exceptions to such retrospective application provided under IFRS 1. The main optional exemptions the Company adopted are described in Note 42.

Basis of Consolidation

The basis for the consolidated financial statements

The consolidated financial statements incorporate the financial statements of TSMC and entities controlled by TSMC (its subsidiaries). Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company obtains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the shareholders of the parent and to the noncontrolling interests. Total comprehensive income of subsidiaries is attributed to the shareholders of the parent and to the noncontrolling interests even if this results in the noncontrolling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to shareholders of the parent.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between:

a.	the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and

b.	the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any noncontrolling interest.

The Company shall account for all amounts recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the Company had directly disposed of the related assets and liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	January 1, 2012	December 31, 2012	December 31, 2013	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	100%	-

(Continued)

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	January 1, 2012	December 31, 2012	December 31, 2013	Note

TSMC	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	100%	-
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	100%	-
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	53%	50%	50%	-
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	-
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	99.5%	99.5%	99.5%	-
	Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	40%	40%	Note	-
	TSMC Solid State Lighting Ltd. (TSMC SSL)	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	Hsin-Chu, Taiwan	100%	95%	92%	TSMC and TSMC GN aggregately have a controlling interest of 93% in TSMC SSL

(Continued)

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	January 1, 2012	December 31, 2012	December 31, 2013	Note

TSMC	TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	100%	99%	99%	TSMC and TSMC GN aggregately have a controlling interest of 99% in TSMC Solar
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	-	100%	100%	-

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%	100%	100%	-
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	-
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	-

TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-

(Continued)

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	January 1, 2012	December 31, 2012	December 31, 2013	Note

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	Taipei, Taiwan	57%	58%	58%	-
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	-
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	100%	100%	-
TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	Selling and marketing of solid state lighting related products	Delaware, U.S.A.	100%	100%	100%	-
TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	Selling and marketing of solar related products	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Solar Europe B.V. (TSMC Solar Europe)	Investing in solar related business	Amsterdam, the Netherlands	100%	100%	100%	-
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	46%	49%	49%	-
TSMC Solar Europe	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	100%	-

(Concluded)

Note:	TSMC has no power to direct the relevant activities of Xintec starting June 2013 due to the loss of power to cast the majority of votes at meetings of the Board of Directors. As a result, Xintec is no longer consolidated and is accounted for using the equity method. Please refer to Note 34.

Foreign Currencies

The financial statements of each individual consolidated entity were expressed in the currency which reflected its primary economic environment (functional currency). The functional currency of TSMC and presentation currency of the consolidated financial statements are both New Taiwan Dollars (NT$). In preparing the consolidated financial statement, the operating results and financial positions of each consolidated entity are translated into NT$.

In preparing the financial statements of each individual consolidated entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to noncontrolling interests as appropriate).

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Instruments

Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss. Fair value is determined in the manner described in Note 36.

Financial Assets

Financial assets are classified into the following specified categories: Financial assets “at fair value through profit or loss” (FVTPL), “held-to-maturity” financial assets, “available-for-sale” financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Derivative financial instruments that do not meet the criteria for hedge accounting are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity financial assets or (c) financial assets at fair value through profit or loss.

Stocks and money market funds held by the Company that are traded in an active market are classified as available-for-sale financial assets and are stated at fair value at the end of each reporting period.

Interest income from available-for-sale monetary financial assets and dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

Available-for-sale equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. Such equity instruments are subsequently remeasured at fair value when their fair value can be reliably measured, and the difference between the carrying amount and fair value is recognized in profit or loss or other comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including cash and cash equivalents, notes and accounts receivable and other receivables are measured at amortized cost using the effective interest method, less any impairment, except for those loans and receivables with immaterial discounted effect.

Impairment of financial assets

Financial assets, other than those carried at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Those financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, their estimated future cash flows have been affected.

For financial assets carried at amortized cost, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

For financial assets carried at amortized cost, the amount of the impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial assets at the date the impairment loss is reversed does not exceed what the amortized cost would have been had the impairment loss not been recognized.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the year.

In respect of available-for-sale equity instruments, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to the recognition of an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gains or losses from available-for-sale financial assets.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the financial asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.

Financial liabilities measured at FVTPL are derivative financial instruments that do not meet the criteria for hedge accounting, and they are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

The Company enters into a variety of derivative financial instruments to manage its market risk exposure to foreign exchange rate, interest rate and equity price fluctuation, including forward exchange contracts, cross currency swap contracts, interest rate swaps and forward stock contracts.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative financial instrument is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Changes in the fair value of derivative financial instruments that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedges reserve. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the period when the hedged item is recognized in profit or loss.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of the reporting period. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Investments Accounted for Using Equity Method

Investments accounted for using the equity method include investments in associates and interests in joint ventures.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The operating results and assets and liabilities of associates and joint ventures are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Company also recognized its share in the changes in the associates and joint ventures.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate or a joint venture recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date when the Company ceases to have significant influence over an associate. When the Company retains an interest in the former associate, the Group measures the retained interest at fair value at that date. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company shall account for all amounts recognized in other comprehensive income in relation to that associate on the same basis as would be required if the associate had directly disposed of the related assets or liabilities.

When the Company subscribes to additional shares in an associate or joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate or joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate or joint venture by other investors, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate or joint venture shall be reclassified to profit or loss on the same basis as would be required if the associate or joint venture had directly disposed of the related assets or liabilities.

When a consolidated entity transacts with an associate or a joint venture, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Company’ consolidated financial statements only to the extent of interests in the associate or joint venture that are not owned by the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property, plant and equipment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method over the following estimated useful lives: land improvements - 20 years; buildings - 10 to 20 years; machinery and equipment - 3 to 5 years; office equipment - 3 to 15 years; and leased assets - 20 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets. However, when there is no reasonable certainty that ownership will be obtained by the end of the lease term, assets are depreciated over the shorter of the lease term and their useful lives.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

Leases are classified as finance lease whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Company as lessee

Assets held under finance lease are initially recognized as assets of the Company at the fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as an obligation under finance lease.

Lease payments are apportioned between finance expense and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Intangible Assets

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 2 to 5 years; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Tangible and Intangible Assets

Goodwill

Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of a cash-generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash generating unit and then to the other assets of the cash generating unit pro rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Other tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provision

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Royalties, dividend and interest income

Revenue from royalties is recognized on an accrual basis in accordance with the substance of the relevant agreement (provided that it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably).

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, provided that it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Retirement Benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial calculations being carried out at year end. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Share-based Payment Arrangements

The Company elected to take the optional exemption under IFRS 1 for the share-based payment transactions granted and vested before the date of transition to IFRSs. There were no stock options granted prior to but unvested at the date of transition. Please refer to the description in Note 42 b.

The compensation costs of employee stock options that were granted after January 1, 2012 are measured at the fair value of the stock options at the grant date. The fair value of the stock option granted determined at the grant date of the stock options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of stock options that will eventually vest, with a corresponding increase in capital surplus - employee stock option. The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from original estimates.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, net operating loss carryforwards and unused tax credits to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

6.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

In the application of the Company’s accounting policies, which are described in Note 5, the directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

The following are the critical judgments, apart from those involving estimations, that the directors have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 5 are satisfied. The Company also records a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted at a specific percentage based on historical experience and any known factors that would significantly affect the allowance, and our management periodically reviews the adequacy of the percentage used.

Impairment of Tangible and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible and intangible assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

Impairment of Goodwill

The assessment of impairment of goodwill requires the Company to make subjective judgment to determine the identified cash-generating units, allocate the goodwill to relevant cash-generating units and estimate the recoverable amount of relevant cash-generating units.

Impairment Assessment on Investment Using Equity Method

The Company assesses the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable. The Company measures the impairment based on a projected future cash flow of the investees, including the underlying assumptions of sales growth rate and capacity utilization rate formulated by such investees’ internal management team. The Company also takes into account market conditions and the relevant industry trends to ensure the reasonableness of such assumptions.

Realization of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires the Company’s subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company use judgment and estimate to determine the net realizable value of inventory at the end of each reporting period.

Due to the rapid technological changes, the Company estimates the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon.

Recognition and Measurement of Defined Benefit Plans

Accrued pension liabilities and the resulting pension expenses under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

7.	CASH AND CASH EQUIVALENTS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Cash and deposits in banks	$139,637.4	$140,072.3	$238,014.6
Repurchase agreements collateralized by short-term commercial paper	-	349.3	2,395.6
Repurchase agreements collateralized by corporate bonds	-	2,691.1	1,809.3
Repurchase agreements collateralized by government bonds	3,834.9	297.9	475.9

	$143,472.3	$143,410.6	$242,695.4

8.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Derivative financial assets

Forward exchange contracts	$15.4	$38.6	$90.4
Cross currency swap contracts	-	0.9	-

	$15.4	$39.5	$90.4

Derivative financial liabilities

Forward exchange contracts	$13.7	$12.2	$29.5
Cross currency swap contracts	0.1	3.4	4.2

	$13.8	$15.6	$33.7

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Millions)

January 1, 2012

Sell EUR/Buy NT$	January 2012	EUR38.6/NT$1,528.2
Sell NT$/Buy US$	January 2012 to February 2012	NT$163.5/US$5.4
Sell RMB/Buy US$	January 2012	RMB1,118.7/US$177.0
Sell US$/Buy EUR	January 2012	US$2.1/EUR1.6
Sell US$/Buy JPY	January 2012	US$3.3/JPY259.8
Sell US$/Buy NT$	January 2012 to February 2012	US$16.9/NT$510.1

December 31, 2012

Sell NT$/Buy EUR	January 2013	NT$9,417.1/EUR246.0
Sell NT$/Buy US$	January 2013	NT$590.4/US$20.4
Sell NT$/Buy JPY	January 2013	NT$44.1/JPY130.0
Sell US$/Buy NT$	January 2013 to March 2013	US$13.7/NT$398.2
Sell US$/Buy RMB	January 2013	US$20.0/RMB124.7

December 31, 2013

Sell NT$/Buy EUR	January 2014	NT$4,514.3/EUR110.0
Sell NT$/Buy US$	January 2014	NT$683.7/US$22.8
Sell US$/Buy EUR	January 2014	US$340.1/EUR248.0
Sell US$/Buy JPY	January 2014	US$341.0/JPY35,754.8
Sell US$/Buy RMB	January 2014 to February 2014	US$138.0/RMB841.5

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Millions)	Range of Interest Rates Paid	Range of Interest Rates Received

January 1, 2012

January 2012	NT$420.4/US$13.9	-	0.48%

December 31, 2012

January 2013	NT$1,083.1/US$37.3	-	0.06%
January 2013	US$275.0/NT$7,986.2	0.14%-0.17%	-

December 31, 2013

January 2014	NT$1,639.2/US$55.1	-	1.03%-2.00%

9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Publicly traded stocks	$3,306.3	$41,160.4	$59,481.6
Non-publicly traded stocks	4,004.3	3,314.7	1,865.1
Mutual funds	310.7	290.4	280.5
Money market funds	2.5	1.4	1.2

	$7,623.8	$44,766.9	$61,628.4

Current portion	$3,308.8	$2,410.6	$760.8
Noncurrent portion	4,315.0	42,356.3	60,867.6

	$7,623.8	$44,766.9	$61,628.4

In October 2012, the Company acquired 5% of the outstanding equity of ASML Holding N.V. (ASML) for EUR837.8 million with a lock-up period of 2.5 years starting from the acquisition date. (Note 40e)

In the second quarter of 2012, the Company recognized an impairment loss on some of the foreign publicly traded stocks in the amount of NT$2,677.5 million due to the significant decline in fair value.

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The Company recognized impairment loss on non-publicly traded stocks in the amount of NT$367.4 million and NT$1,538.9 million for the years ended December 31, 2012 and 2013, respectively.

10.	HELD-TO-MATURITY FINANCIAL ASSETS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Commercial paper	$-	$-	$1,796.0
Corporate bonds	8,614.6	5,057.0	-
Government bonds	454.3	-	-

	$9,068.9	$5,057.0	$1,796.0

Current portion	$3,825.7	$5,057.0	$1,796.0
Noncurrent portion	5,243.2	-	-

	$9,068.9	$5,057.0	$1,796.0

11.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Financial liabilities

Current
Cash flow hedges
Interest rate swap contracts	$0.2	$-	$-

Financial liabilities

Noncurrent
Fair value hedges
Stock forward contracts	$-	$-	$5,481.6

The Company’s investments in publicly traded stocks are exposed to the risk of market price fluctuations. Accordingly, the Company entered into stock forward contracts to sell shares at a contracted price in a specific future period in order to hedge the fair value risk caused by changes in equity prices.

The outstanding stock forward contracts consisted of the following:

Contract Amount (In Millions)	Contract Price

December 31, 2013

NT$ 37,431.6 (US$ 1,256.1)	Determined by the specific percentage of spot price on the trade date

In addition, the Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. The interest rate swap contract of the Company was due in August 2012. The contract information was as follows:

Contract Amount (In Millions)	Maturity Date	Range of Interest Rates Paid	Range of Interest Rates Received

January 1, 2012
NT$80.0	August 31, 2012	1.38%	0.63%-0.86%

For the year ended December 31, 2012, the amount recognized in other comprehensive income and accumulated under the heading of cash flow hedges reserve from the above interest rate swap contract amounted to a net gain of nil; the amount reclassified from equity and recognized as a loss from the above interest rate swap contract amounted to a net loss of NT$0.2 million, which was included under finance costs in the consolidated statements of profit or loss and other comprehensive income.

12.	NOTES AND ACCOUNTS RECEIVABLE, NET

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Notes and accounts receivable	$46,321.3	$58,257.8	$72,136.5
Allowance for doubtful receivables	(491.0)	(480.2)	(486.6)

Notes and accounts receivable, net	$45,830.3	$57,777.6	$71,649.9

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable.

Aging analysis of notes and accounts receivable, net

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Neither past due nor impaired	$39,362.4	$47,529.0	$64,112.6
Past due but not impaired
Past due within 30 days	6,467.9	10,248.6	7,537.3

	$45,830.3	$57,777.6	$71,649.9

Movements of the allowance for doubtful receivables

	Years Ended December 31
	2012	2013
	NT$ (In Millions)	NT$ (In Millions)

Balance, beginning of year	$491.0	$480.2
Provision	0.4	9.5
Write-off	(11.1)	-
Effect of deconsolidation of subsidiary	-	(3.2)
Effect of exchange rate changes	(0.1)	0.1

Balance, end of year	$480.2	$486.6

Aging analysis of accounts receivable that is individually determined to be impaired

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Not past due	$81.0	$160.3	$-
Past due 1-30 days	24.3	2.9	0.3
Past due 31-60 days	4.7	-	0.1
Past due 61-120 days	-	-	0.2
Past due over 121 days	9.8	3.2	7.8

	$119.8	$166.4	$8.4

The Company held bank guarantees and other credit enhancements as collateral for certain impaired accounts receivables. As of January 1, 2012, December 31, 2012 and 2013, the amount of the bank guarantee and other credit enhancements were US$3.0 million, US$1.0 million and nil, respectively.

13.	INVENTORIES

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Finished goods	$3,347.8	$6,244.8	$7,245.2
Work in process	17,941.0	25,713.2	26,033.6
Raw materials	1,808.6	3,864.1	2,435.3
Supplies and spare parts	1,743.2	2,008.4	1,780.8

	$24,840.6	$37,830.5	$37,494.9

Write-down of inventories to net realizable value in the amount of NT$1,558.9 million and NT$664.7 million, respectively, were included in the cost of revenue for the years ended December 31, 2012 and 2013.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Associates	$22,039.1	$20,331.4	$24,664.1
Joint ventures	2,853.4	3,035.6	3,492.4

	$24,892.5	$23,367.0	$28,156.5

a.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	January 1, 2012	December 31, 2012	December 31, 2013	January 1, 2012	December 31, 2012	December 31, 2013
			NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	$8,990.9	$9,412.7	$10,405.9	39%	40%	39%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	6,289.4	6,711.0	7,457.7	39%	39%	39%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	Taipei, Taiwan	5,609.0	2,992.9	3,887.5	20%	20%	20%
Xintec	Wafer level chip size packaging service	Taoyuan, Taiwan	-	-	1,866.1	-	-	40%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,149.8	1,214.8	1,046.9	35%	35%	35%
Mcube Inc. (Mcube)	Research, development, and sale of micro-semiconductor device	Delaware, U.S.A.	-	-	-	25%	25%	-

			$22,039.1	$20,331.4	$24,664.1

In the fourth quarter of 2012, the Company recognized an impairment loss in the amount of NT$1,186.7 million, due to the lower estimated recoverable amount compared with the carrying amount of its investments in stocks traded on the Taiwan GreTai Securities Market. Subsequently, as the recoverable amount of the aforementioned investments was higher than its carrying amount, the impairment loss of NT$1,186.7 million recognized in prior year was reversed in the fourth quarter of 2013.

Since TSMC did not participate in Mcube’s issuance of new shares in the third quarter of 2013, the Company’s percentage of ownership in Mcube decreased to 18%. As a result, the Company evaluated and concluded that the Company did not exercise significant influence over Mcube. Therefore, Mcube is no longer accounted for using the equity method. Further, such investment was reclassified to available-for-sale financial assets. The Company also measured the fair value of retained interest in Mcube when the significant influence was lost, which has no difference with the carrying amount; accordingly, the Company did not recognize any gain or loss.

TSMC has no power to direct the relevant activities of Xintec starting June 2013 due to the loss of power to cast the majority of votes at meetings of the Board of Directors. As a result, Xintec is no longer consolidated and is accounted for using the equity method. Please refer to Note 34.

On April 14, 2014, TSMC sold 82 million common shares of VIS and recognized a disposal gain of NT$2,054.4 million in the second quarter of 2014. After the sale, the Company owned approximately 33.7% of the equity interest in VIS.

The summarized financial information in respect of the Company’s associates is set out below. The summarized financial information below represents amounts shown in the associates’ financial statements prepared in accordance with IFRSs, IASs, interpretations as well as related guidance adjusted by the Company using the equity method of accounting.

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Total assets	$87,282.4	$82,348.7	$96,689.5
Total liabilities	(20,934.5)	(21,667.9)	(28,550.3)

Net assets	$66,347.9	$60,680.8	$68,139.2

The Company’s share of net assets of associates	$22,039.1	$20,331.4	$24,664.1

	Years Ended December 31
	2012	2013
	NT$ (In Millions)	NT$ (In Millions)

Net revenue	$55,746.1	$67,752.1

Net income	$174.3	$7,902.8

Other comprehensive income (loss)	$(21.7)	$166.8

The Company’s share of profit of associates	$1,456.0	$3,353.2

The Company’s share of other comprehensive income (loss) of associates	$(38.1)	$18.0

The summarized financial information in respect of each of the Company’s material associates is set out below. The summarized financial information below represents amounts shown in the associate’s financial statements prepared in accordance with IFRSs, IASs, interpretations as well as related guidance adjusted by the Company using the equity method of accounting.

1)	VIS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Current assets	$12,029.6	$15,976.6	$21,556.2

Noncurrent assets	$11,541.8	$9,059.7	$7,529.8

Current liabilities	$2,100.2	$3,242.9	$4,092.8

Noncurrent liabilities	$504.7	$556.5	$709.5

	Years Ended December 31
	2012	2013
	NT$ (In Millions)	NT$ (In Millions)

Net revenue	$17,190.0	$21,135.1

Income from operations	$1,841.1	$4,809.8

Net income	$1,901.9	$3,948.6

Other comprehensive income	$3.0	$(8.0)

Total comprehensive income	$1,904.9	$3,940.6

Cash dividends received	$394.0	$611.3

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated statements of financial position was as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Net assets	$20,966.5	$21,236.9	$24,283.7
Percentage of ownership	39%	40%	39%

The Company’s share of net assets of the associate	8,135.1	8,594.6	9,558.1
Goodwill	847.9	847.9	847.9
Other adjustments	7.9	(29.8)	(0.1)

Carrying amount of the investment	$8,990.9	$9,412.7	$10,405.9

2)	SSMC

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Current assets	$11,030.6	$12,753.4	$14,600.1

Noncurrent assets	$6,540.5	$6,548.3	$6,374.6

Current liabilities	$1,591.4	$2,225.2	$1,958.7

Noncurrent liabilities	$316.9	$311.4	$341.3

	Years Ended December 31
	2012	2013
	NT$ (In Millions)	NT$ (In Millions)

Net revenue	$14,380.0	$14,699.9

Income from operations	$4,751.6	$5,042.5

Net income	$4,738.2	$5,023.4

Other comprehensive income	$-	$-

Total comprehensive income	$4,738.2	$5,023.4

Cash dividends received	$1,145.4	$1,390.5

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated statements of financial position was as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Net assets	$15,662.8	$16,765.1	$18,674.7
Percentage of ownership	39%	39%	39%

The Company’s share of net assets of the associate	$6,075.6	$6,503.2	$7,243.9
Goodwill	214.0	214.0	214.0
Other adjustments	(0.2)	(6.2)	(0.2)

Carrying amount of the investment	$6,289.4	$6,711.0	$7,457.7

Aggregate information of associates that are not individually material was summarized as follows:

	Years Ended December 31
	2012	2013
	NT$ (In Millions)	NT$ (In Millions)

The Company’s share of losses of associates	$(1,187.0)	$(170.4)

The Company’s share of other comprehensive income (loss) of associates	$(38.2)	$20.4

The Company’s share of total comprehensive loss of associates	$(1,225.2)	$(150.0)

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
Name of Associate	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

VIS	$6,627.8	$12,658.7	$22,239.1

Motech	$4,645.2	$2,383.8	$5,345.0

GUC	$4,645.4	$4,692.1	$3,454.9

b.	Investments in joint ventures

Joint ventures consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Joint Venture	Principal Activities	Incorporation and Operation	January 1, 2012	December 31, 2012	December 31, 2013	January 1, 2012	December 31, 2012	December 31, 2013
			NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	$2,853.4	$3,035.6	$3,492.4	49%	49%	49%

The summarized financial information in respect of the Company’s joint venture is set out below. The summarized financial information below represents amounts shown in the joint venture’s financial statements prepared in accordance with IFRSs, IASs, interpretations as well as related guidance adjusted by the Company using the equity method of accounting.

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Current assets	$4,210.6	$4,386.4	$5,300.7

Noncurrent assets	$3,938.6	$4,097.6	$3,599.1

Current liabilities	$1,230.3	$1,477.2	$961.5

Noncurrent liabilities	$1.7	$1.3	$1.1

The above amounts of assets and liabilities include the following:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Cash and cash equivalents	$3,273.1	$2,773.4	$4,582.4

Current financial liabilities (excluding trade and other payable and provisions)	$772.9	$1,084.4	$778.6

Noncurrent financial liabilities (excluding trade and other payable and provisions)	$1.7	$1.3	$1.1

	Years Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)	(In Millions)

Net revenue	$4,348.1	$4,217.0

Income from operations	$1,215.6	$1,111.4

Net income	$1,015.8	$1,059.5

Other comprehensive income (loss)	$223.6	$(182.6)

Total comprehensive income	$1,239.4	$876.9

Cash dividends received	$407.0	$-

The Company’s share of profits of joint venture	$617.1	$453.6

The Company’s share of other comprehensive income (loss) of joint venture	$93.0	$(78.3)

The above profit or loss includes the following:

	Years Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)	(In Millions)

Depreciation and amortization	$681.1	$760.1

Interest income	$23.4	$31.2

Income tax expense	$231.2	$150.4

Reconciliation of the above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated statements of financial position was as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Net assets	$6,917.2	$7,005.5	$7,937.2
Percentage of ownership	49%	49%	49%

The Company’s share of net assets of the joint venture	3,399.4	3,442.7	3,900.3
Other adjustments	(546.0)	(407.1)	(407.9)

Carrying amount of the investment	$2,853.4	$3,035.6	$3,492.4

15.	PROPERTY, PLANT AND EQUIPMENT

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Land and land improvements	$1,185.5	$1,159.7	$3,582.7
Buildings	71,915.8	85,610.1	103,948.6
Machinery and equipment	294,814.3	404,382.3	404,706.1
Office equipment	5,148.6	6,907.4	7,836.2
Assets under finance leases	494.0	438.7	418.5
Equipment under installation and construction in progress	116,864.0	119,064.0	272,173.8

	$490,422.2	$617,562.2	$792,665.9

	Year Ended December 31, 2012
	Balance, Beginning of Year	Additions	Disposals	Impairment	Reclassification	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost
Land and land improvements	$1,541.1	$18.5	$-	$-	$-	$(32.5)	$1,527.1
Buildings	172,997.4	25,183.9	(54.5)	-	(11.1)	(703.9)	197,411.8
Machinery and equipment	1,057,926.5	226,497.7	(2,104.9)	-	11.1	(2,437.2)	1,279,893.2
Office equipment	17,041.3	3,680.7	(563.5)	-	-	(90.6)	20,067.9
Assets under finance leases	791.5	-	-	-	-	(24.7)	766.8

	1,250,297.8	$255,380.8	$(2,722.9)	$-	$-	$(3,288.9)	1,499,666.8

Accumulated depreciation and impairment
Land improvements	355.6	$27.0	$-	$-	$-	$(15.2)	367.4
Buildings	101,081.6	11,154.8	(44.3)	-	(0.2)	(390.2)	111,801.7
Machinery and equipment	763,112.2	116,070.8	(1,966.8)	422.3	0.2	(2,127.8)	875,510.9
Office equipment	11,892.7	1,875.8	(555.5)	22.2	-	(74.7)	13,160.5
Assets under finance leases	297.5	40.1	-	-	-	(9.5)	328.1

	876,739.6	$129,168.5	$(2,566.6)	$444.5	$-	$(2,617.4)	1,001,168.6

Equipment under installation and construction in progress	116,864.0	$2,308.3	$-	$-	$(8.5)	$(99.8)	119,064.0

	$490,422.2						$617,562.2

	Year Ended December 31, 2013
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Effect of Deconsolidation of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost
Land and land improvements	$1,527.1	$3,212.0	$-	$-	$(772.0)	$19.8	$3,986.9
Buildings	197,411.8	31,869.0	-	3.8	(986.2)	884.3	229,182.7
Machinery and equipment	1,279,893.2	140,223.2	(2,925.1)	0.3	(5,630.9)	2,359.1	1,413,919.8
Office equipment	20,067.9	3,791.1	(788.1)	-	(1,055.8)	46.9	22,062.0
Assets under finance leases	766.8	-	-	-	-	37.7	804.5

	1,499,666.8	$179,095.3	$(3,713.2)	$4.1	$(8,444.9)	$3,347.8	1,669,955.9

Accumulated depreciation and impairment
Land improvements	367.4	$27.1	$-	$-	$-	$9.7	404.2
Buildings	111,801.7	13,183.5	-	-	(226.9)	475.8	125,234.1
Machinery and equipment	875,510.9	138,314.2	(2,809.2)	-	(3,656.3)	1,854.1	1,009,213.7
Office equipment	13,160.5	2,413.7	(786.4)	-	(599.5)	37.5	14,225.8
Assets under finance leases	328.1	41.3	-	-	-	16.6	386.0

	1,001,168.6	$153,979.8	$(3,595.6)	$-	$(4,482.7)	$2,393.7	1,149,463.8

Equipment under installation and construction in progress	119,064.0	$154,706.9	$-	$-	$(1,632.9)	$35.8	272,173.8

	$617,562.2						$792,665.9

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

For the year ended December 31, 2012, the Company recognized impairment loss of NT$444.5 million related to property, plant and equipment of the foundry reportable segment since the carrying amount of some of property, plant and equipment is expected to be unrecoverable.

The Company entered into agreements to lease buildings from December 2003 to November 2018 that qualify as finance leases.

Future minimum lease gross payments were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Minimum lease payments

Not later than 1 year	$-	$27.0	$28.4
Later than 1 year and not later than 5 years	223.3	108.0	850.7
Later than five years	781.0	729.8	-

	1,004.3	864.8	879.1
Less: Future finance expenses	133.3	108.5	94.1

Present value of minimum lease payments	$871.0	$756.3	$785.0

Present value of minimum lease payments

Not later than 1 year	$-	$26.4	$27.7
Later than 1 year and not later than 5 years	213.4	100.8	757.3
Later than five years	657.6	629.1	-

	$871.0	$756.3	$785.0

Current portion	$-	$8.2	$8.8
Noncurrent portion	871.0	748.1	776.2

	$871.0	$756.3	$785.0

During the year ended December 31, 2012, the Company capitalized the borrowing costs directly attributable to the acquisition or construction of property, plant and equipment. For the year ended December 31, 2012, the amount of capitalized interest was NT$6.4 million and the capitalized interest rate was 1.08%-1.20%. There was no capitalization of borrowing costs for the year ended December 31, 2013.

16.	INTANGIBLE ASSETS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Goodwill	$5,694.0	$5,523.7	$5,627.5
Technology license fees	1,682.9	1,461.9	1,103.2
Software and system design costs	2,366.5	2,969.0	3,647.7
Patent and others	1,118.2	1,005.0	1,112.0

	$10,861.6	$10,959.6	$11,490.4

	Year Ended December 31, 2012
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost
Goodwill	$5,694.0	$-	$-	$-	$(170.3)	$5,523.7
Technology license fees	4,370.2	31.0	-	191.6	(2.2)	4,590.6
Software and system design costs	13,438.6	1,795.4	(48.2)	(85.5)	(4.9)	15,095.4
Patent and others	2,670.0	427.3	(93.0)	94.0	(3.6)	3,094.7

	26,172.8	$2,253.7	$(141.2)	$200.1	$(181.0)	28,304.4

Accumulated amortization
Technology license fees	2,687.3	$442.5	$-	$-	$(1.1)	3,128.7
Software and system design costs	11,072.1	1,143.4	(48.2)	(36.5)	(4.4)	12,126.4
Patent and others	1,551.8	594.9	(93.0)	36.5	(0.5)	2,089.7

	15,311.2	$2,180.8	$(141.2)	$-	$(6.0)	17,344.8

	$10,861.6					$10,959.6

	Year Ended December 31, 2013
	Balance, Beginning of Year	Additions	Disposals	Reclassification	Effect of Deconsolidation of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost
Goodwill	$5,523.7	$-	$-	$-	$-	$103.8	$5,627.5
Technology license fees	4,590.6	-	-	(29.6)	(113.3)	(2.8)	4,444.9
Software and system design costs	15,095.4	2,140.6	(18.2)	(111.1)	(25.3)	5.4	17,086.8
Patent and others	3,094.7	579.0	(23.6)	101.0	(42.2)	20.5	3,729.4

	28,304.4	$2,719.6	$(41.8)	$(39.7)	$(180.8)	$126.9	30,888.6

Accumulated amortization
Technology license fees	3,128.7	$282.4	$-	$-	$(66.6)	$(2.8)	3,341.7
Software and system design costs	12,126.4	1,344.3	(18.0)	(5.9)	(12.6)	4.9	13,439.1
Patent and others	2,089.7	575.3	(23.5)	-	(25.2)	1.1	2,617.4

	17,344.8	$2,202.0	$(41.5)	$(5.9)	$(104.4)	$3.2	19,398.2

	$10,959.6						$11,490.4

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 9.00% and 8.50% in its test of impairment as of December 31, 2012 and 2013, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2012 and 2013, the Company did not recognize any impairment loss on goodwill.

17.	OTHER ASSETS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Tax receivable	$708.9	$1,565.1	$1,781.4
Prepaid expenses	1,436.4	1,080.3	1,081.9
Long-term receivable	785.4	767.8	820.0
Others	550.0	608.4	770.5

	$3,480.7	$4,021.6	$4,453.8

Current portion	$2,174.0	$2,786.4	$2,984.2
Noncurrent portion	1,306.7	1,235.2	1,469.6

	$3,480.7	$4,021.6	$4,453.8

18.	SHORT-TERM LOANS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Unsecured loans
Amount	$25,926.5	$34,714.9	$15,645.0

Original loan content
US$ (in millions)	$856.0	$1,195.5	$525.0
Annual interest rate	0.45%-1.00%	0.39%-0.58%	0.38%-0.42%
Maturity date	Due by February 2012	Due in January 2013	Due in January 2014

19.	PROVISIONS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Sales returns and allowances	$5,068.3	$6,038.0	$7,603.8
Warranties	2.9	4.9	10.5

	$5,071.2	$6,042.9	$7,614.3

Current portion	$5,068.3	$6,038.0	$7,603.8
Noncurrent portion	2.9	4.9	10.5

	$5,071.2	$6,042.9	$7,614.3

	Sales Returns and Allowances	Warranties	Total
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Year ended December 31, 2012

Balance, beginning of year	$5,068.3	$2.9	$5,071.2
Provision made	7,187.0	2.0	7,189.0
Payment	(6,211.2)	-	(6,211.2)
Effect of exchange rate changes	(6.1)	-	(6.1)

Balance, end of year	$6,038.0	$4.9	$6,042.9

Year ended December 31, 2013

Balance, beginning of year	$6,038.0	$4.9	$6,042.9
Provision made	6,633.3	6.2	6,639.5
Payment	(5,042.8)	(0.9)	(5,043.7)
Effect of deconsolidation of subsidiary	(37.7)	-	(37.7)
Effect of exchange rate changes	13.0	0.3	13.3

Balance, end of year	$7,603.8	$10.5	$7,614.3

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same year of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The estimate has been made on the basis of historical warranty trends of business and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality.

20.	BONDS PAYABLE

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Domestic unsecured bonds	$22,500.0	$80,000.0	$166,200.0
Overseas unsecured bonds	-	-	44,700.0

	22,500.0	80,000.0	210,900.0
Less: Discounts on bonds payable	-	-	132.4

Total	$22,500.0	$80,000.0	$210,767.6

Current portion	$4,500.0	$-	$-
Noncurrent portion	18,000.0	80,000.0	210,767.6

	$22,500.0	$80,000.0	$210,767.6

The major terms of domestic unsecured bonds are as follows:

			Total Amount
Issuance	Tranche	Issuance Period	NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

100-1	A	September 2011 to September 2016	$10,500.0	1.40%	Bullet repayment; interest payable annually
	B	September 2011 to September 2018	7,500.0	1.63%	"
100-2	A	January 2012 to January 2017	10,000.0	1.29%	"
	B	January 2012 to January 2019	7,000.0	1.46%	"
101-1	A	August 2012 to August 2017	9,900.0	1.28%	"
	B	August 2012 to August 2019	9,000.0	1.40%	"
101-2	A	September 2012 to September 2017	12,700.0	1.28%	"
	B	September 2012 to September 2019	9,000.0	1.39%	"
101-3	-	October 2012 to October 2022	4,400.0	1.53%	"
101-4	A	January 2013 to January 2018	10,600.0	1.23%	"
	B	January 2013 to January 2020	10,000.0	1.35%	"
	C	January 2013 to January 2023	3,000.0	1.49%	"
102-1	A	February 2013 to February 2018	6,200.0	1.23%	"
	B	February 2013 to February 2020	11,600.0	1.38%	"
	C	February 2013 to February 2023	3,600.0	1.50%	"
102-2	A	July 2013 to July 2020	10,200.0	1.50%	"
	B	July 2013 to July 2023	3,500.0	1.70%	"
102-3	A	August 2013 to August 2017	4,000.0	1.34%	"
	B	August 2013 to August 2019	8,500.0	1.52%	"
102-4	A	September 2013 to September 2016	1,500.0	1.35%	"
	B	September 2013 to September 2017	1,500.0	1.45%	"

(Continued)

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

102-4	C	September 2013 to March 2019	$1,400.0	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600.0	1.85%	"
	E	September 2013 to March 2023	5,400.0	2.05%	"
	F	September 2013 to September 2023	2,600.0	2.10%	Bullet repayment; interest payable annually

Domestic 5th	C	January 2002 to January 2012	4,500.0	3.00%	"

(Concluded)

The major terms of foreign unsecured bonds are as follows:

Issuance Period	Total Amount US$ (In Millions)	Coupon Rate	Repayment and Interest Payment

April 2013 to April 2016	$350.0	0.95%	Bullet repayment; interest payable semi-annually

April 2013 to April 2018	1,150.0	1.625%	"

21.	LONG-TERM BANK LOANS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Bank loans for working capital:
Repayable from April 2016 in 16 quarterly installments, annual interest rate at 3.63% in 2013	$-	$-	$40.0
Repayable in full in one lump sum payment in June 2016, however, reflective of a prepayment of NT$100.0 million in September 2012, annual interest rate at 1.08%-1.21% in 2012	650.0	550.0	-

(Continued)

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Repayable in full in one lump sum payment in March 2015, however, reflective of a prepayment of NT$50.0 million in August 2012, annual interest rate at 1.16%-1.18% in 2012	$500.0	$450.0	$-
Repayable from July 2012 in 16 quarterly installments, annual interest rate at 1.21%-1.24% in 2012	300.0	262.5	-
Repayable from September 2012 in 16 quarterly installments, annual interest rate at 1.21%-1.24% in 2012	200.0	175.0	-
Repayable from October 2013 in 16 quarterly installments, annual interest rate at 1.23%-1.24% in 2012	-	50.0	-

	$1,650.0	$1,487.5	$40.0

Current portion	$62.5	$128.1	$-
Noncurrent portion	1,587.5	1,359.4	40.0

	$1,650.0	$1,487.5	$40.0

(Concluded)

As of December 31, 2013, in relation to the deconsolidation of Xintec in June 2013 (refer to Note 34), long-term bank loans of Xintec have been derecognized.

22.	OTHER LONG-TERM PAYABLES

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Payables for software and system design costs	$-	$113.0	$54.0
Payables for acquisition of property, plant and equipment	3,399.9	825.5	-
Payables for technology transfer	-	29.0	-

	$3,399.9	$967.5	$54.0

Current portion (classified under accrued expenses and other current liabilities)	$3,399.9	$913.5	$18.0
Noncurrent portion	-	54.0	36.0

	$3,399.9	$967.5	$54.0

TSMC entered into an agreement with a counterparty in 2003 whereby TSMC China purchased in 2004 certain property, plant and equipment. The obligations under the aforementioned agreement were fully paid in July 2013.

23.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Technology, TSMC Solar NA and TSMC Solar Europe GmbH also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$1,403.5 million and NT$1,590.4 million in the consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2012 and 2013, respectively.

b.	Defined benefit plans

TSMC, Xintec, TSMC SSL and TSMC Solar have defined benefit plans under the Labor Standards Law in Taiwan that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. TSMC revised its defined benefit plan in the fourth quarter of 2013 to set the employee’s mandatory retirement age. Such plan changes have been reflected in the actuarial results as of December 31, 2013.

The actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	January 1, 2012	December 31, 2012	December 31, 2013

Discount rate	1.75%	1.50%-1.75%	2.15%
Future salary rate increase	2.50%-3.00%	2.00%-3.00%	3.00%

Amounts recognized in the consolidated statements of profit or loss and comprehensive income in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)	(In Millions)

Service cost:
Current service cost	$129.3	$134.8
Past service cost	-	(655.2)
Net interest expense	104.4	116.6

(Continued)

	Years Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)	(In Millions)

Components of defined benefit costs recognized in profit or loss	$233.7	$(403.8)

Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	22.1	15.7
Actuarial gains and losses arising from experience adjustments	396.6	1,294.5
Actuarial gains and losses arising from changes in demographic assumptions	1.2	-
Actuarial gains and losses arising from changes in financial assumptions	258.3	(656.5)

Components of defined benefit costs recognized in other comprehensive income	678.2	653.7

Total	$911.9	$249.9

(Concluded)

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)	(In Millions)

Cost of revenue	$147.3	$(262.9)
Research and development expenses	61.5	(105.3)
General and administrative expenses	20.2	(28.7)
Marketing expenses	4.7	(6.9)

	$233.7	$(403.8)

For the years ended December 31, 2012 and 2013, the pre-tax actuarial loss recognized in other comprehensive income were NT$678.2 million and NT$653.7 million, respectively. As of December 31, 2012 and 2013, the pre-tax accumulated actuarial loss recognized in other comprehensive income were NT$678.2 million and NT$1,331.9 million, respectively.

The amounts arising from the defined benefit obligation of the Company in the consolidated statement of financial position were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Present value of defined benefit obligation	$9,214.1	$10,133.4	$10,329.5
Fair value of plan assets	(3,120.6)	(3,352.6)	(3,527.8)

Accrued pension cost	$6,093.5	$6,780.8	$6,801.7

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)	(In Millions)

Balance, beginning of year	$9,214.1	$10,133.4
Current service cost	129.3	134.8
Interest cost	160.0	175.6
Remeasurement (gains)/losses:
Actuarial gains and losses arising from experience adjustments	396.6	1,294.5
Actuarial gains and losses arising from changes in demographic assumptions	1.2	-
Actuarial gains and losses arising from changes in financial assumptions	258.3	(656.5)
Benefits paid from plan assets	(26.1)	(50.5)
Benefits paid directly by the Company	-	(7.0)
Effect of plan changes	-	(655.2)
Effect of deconsolidation of subsidiary	-	(39.6)

Balance, end of year	$10,133.4	$10,329.5

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)	(In Millions)

Balance, beginning of year	$3,120.6	$3,352.6
Interest income	55.6	59.0
Remeasurement gains/(losses):
Return on plan assets (excluding amounts included in net interest expense)	(22.1)	(15.7)
Contributions from employer	224.6	219.0
Benefits paid	(26.1)	(50.5)
Effect of deconsolidation of subsidiary	-	(36.6)

Balance, end of year	$3,352.6	$3,527.8

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	Fair Value of Plan Assets
	January 1, 2012	December 31, 2012	December 31, 2013
	(In Millions)	(In Millions)	(In Millions)

Cash	$741.1	$851.2	$811.4
Equity instruments	1,287.3	1,275.3	1,587.5
Debt instruments	1,092.2	1,226.1	1,128.9

	$3,120.6	$3,352.6	$3,527.8

Under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds. For the years ended December 31, 2012 and 2013, the actual return on plan assets were NT$33.5 million and NT$43.3 million, respectively.

Significant actuarial assumptions for the determination of the defined obligation are discount rate and expected salary increase. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

As of December 31, 2013, if the discount rate is 0.5% higher (lower), the defined benefit obligation would decrease by NT$749.6 million (increase by NT$829.1 million). If the expected salary growth increases (decreases) by 0.5%, the defined benefit obligation would increase by NT$818.0 million (decrease by NT$747.4 million);

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the statement of financial position.

The Company expects to make contributions of NT$223.5 million to the defined benefit plans in the next year starting from December 31, 2013.

24.	EQUITY

a.	Capital stock

	January 1, 2012		December 31, 2012		December 31, 2013

Authorized shares (in thousands)		28,050,000		28,050,000		28,050,000

Authorized capital (in millions)	NT$	280,500.0	NT$	280,500.0	NT$	280,500.0

Issued and paid shares (in thousands)		25,916,222		25,924,435		25,928,617

Issued capital (in millions)	NT$	259,162.2	NT$	259,244.4	NT$	259,286.2

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of December 31, 2013, 1,082,959 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,414,794 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Additional paid-in capital	$23,774.3	$23,934.6	$24,017.4
From merger	22,804.5	22,804.5	22,804.5
From convertible bonds	8,892.9	8,892.9	8,892.9
From differences between equity purchase price and carrying amount arising from acquisition or disposal of subsidiaries	-	40.8	100.8
From share of changes in equities of associates and joint venture	-	2.5	43.0

	$55,471.7	$55,675.3	$55,858.6

Under the Company Law, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds, the surplus from treasury stock transactions and the differences between equity purchase price and carrying amount arising from acquisition or disposal of subsidiaries) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

4)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

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

TSMC accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$11,115.2 million and NT$12,634.7 million for the years ended December 31, 2012 and 2013, respectively. Bonuses to members of the Board of Directors were expensed based on estimated amount payable. If the actual amounts subsequently approved by the shareholders differ from the amounts estimated, the differences are recorded in the year such bonuses are approved by the shareholders as a change in accounting estimate. If profit sharing approved for distribution to employees is in the form of common shares, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss on available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2011 and 2012 earnings have been approved by TSMC’s shareholders in its meetings held on June 12, 2012 and on June 11, 2013, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2011	For Fiscal Year 2012	For Fiscal Year 2011	For Fiscal Year 2012
	NT$	NT$
	(In Millions)	(In Millions)

Legal capital reserve	$13,420.1	$16,615.9
Special capital reserve	1,172.4	(4,820.5)
Cash dividends to shareholders	77,748.7	77,773.3	$3.00	$3.00

	$92,341.2	$89,568.7

TSMC’s profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$8,990.0 million and NT$62.3 million in cash for 2011, respectively, and profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$11,115.2 million and NT$71.4 million in cash for 2012, respectively, had been approved by the shareholders in its meetings held on June 12, 2012 and June 11, 2013, respectively. The aforementioned approved amount is the same as the one approved by the Board of Directors in its meetings held on February 14, 2012 and February 5, 2013 and the same amount had been charged against earnings for the years ended December 31, 2011 and 2012, respectively.

The appropriations of earnings, payment of profit sharing to employees and bonus to members of the Board of Directors for the year ended December 31, 2012 approved by the Board of Directors of TSMC were based on the financial statements for the year ended December 31, 2012 prepared under the R.O.C. GAAP and in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers issued by the Financial Supervisory Commission before amendment.

TSMC’s appropriations of earnings for 2013 had been approved in the meeting of the Board of Directors held on February 18, 2014. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2013	For Fiscal Year 2013

Legal capital reserve	$18,814.7
Special capital reserve	(2,785.7)
Cash dividends to shareholders	77,785.8	$3.00

	$93,814.8

The Board of Directors of TSMC also approved the profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$ 12,634.7 million and NT$ 104.1 million in cash for payment in 2013, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2013.

The appropriations of earnings, profit sharing to employees and bonus to members of the Board of Directors for 2013 are to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 24, 2014 (expected).

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2012
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Balance, beginning of year	$(6,433.4)	$(1,172.8)	$(0.1)	$(7,606.3)
Exchange differences arising on translation of foreign operations	(4,375.6)	-	-	(4,375.6)
Changes in fair value of hedging instruments for cash flow hedges reclassified to profit or loss	-	-	0.1	0.1
Changes in fair value of available-for-sale financial assets	-	7,255.3	-	7,255.3
Cumulative loss reclassified to profit or loss upon impairment of available-for-sale financial assets	-	2,677.5	-	2,677.5
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	$-	$(394.8)	$-	$(394.8)
Share of other comprehensive income of associates and joint venture	55.2	17.4	-	72.6
Income tax effect	-	(409.3)	-	(409.3)

Balance, end of year	$(10,753.8)	$7,973.3	$-	$(2,780.5)

	Year Ended December 31, 2013
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Balance, beginning of year	$(10,753.8)	$7,973.3	$-	$(2,780.5)
Exchange differences arising on translation of foreign operations	3,667.7	-	-	3,667.7
Changes in fair value of available-for-sale financial assets	-	14,554.7	-	14,554.7
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	-	(1,256.3)	-	(1,256.3)
Share of other comprehensive income of associates and joint venture	(55.0)	2.6	(0.1)	(52.5)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	0.7	-	-	0.7
Income tax effect	-	36.5	-	36.5

Balance, end of year	$(7,140.4)	$21,310.8	$(0.1)	$14,170.3

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to TSMC’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income, excluding the amounts recognized in profit or loss for the effective portion from changes in fair value of the hedging instruments. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gain or loss arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

e.	Noncontrolling interests

	Years Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)	(In Millions)

Balance, beginning of year	$2,436.6	$2,543.2
Share of noncontrolling interests
Net loss	(194.4)	(127.9)
Exchange differences arising on translation of foreign operations	52.9	0.8
Changes in fair value of available-for-sale financial assets	1.1	2.8
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(4.8)	(10.8)
Changes in fair value of hedging instruments for cash flow hedges reclassified to profit or loss	0.1	-
Stock option compensation cost of subsidiary	6.2	5.3
Share of other comprehensive income of associates and joint venture	-	0.2
Adjustments arising from changes in percentage of ownership in subsidiaries	(40.8)	(62.4)
Actuarial gain/loss from defined benefit plans	0.1	0.3
Increase in noncontrolling interests	286.2	188.4
Effect of deconsolidation of subsidiary	-	(2,273.2)

Balance, end of year	$2,543.2	$266.7

25.	SHARE-BASED PAYMENT

a.	Optional exemption from applying IFRS 2 “Share-based Payment” (IFRS 2)

The Company elected to take the optional exemption from applying IFRS 2 retrospectively for shared-based payment transactions granted and vested before January 1, 2012. The plans are described as follows:

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2002 Plan, TSMC 2003 Plan and TSMC 2004 Plan, were approved by the Securities and Futures Bureau (SFB) on June 25, 2002, October 29, 2003 and January 6, 2005, respectively. The maximum number of stock options authorized to be granted under the TSMC 2002 Plan, TSMC 2003 Plan and TSMC 2004 Plan was 100,000 thousand, 120,000 thousand and 11,000 thousand, respectively, with each stock option eligible to subscribe for one common share of TSMC when exercised. The stock options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The stock options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the stock options are granted at an exercise price equal to the closing price of TSMC’s common shares quoted on the TWSE on the grant date.

Stock options of the plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2013.

Information about TSMC’s outstanding stock options for the years ended December 31, 2012 and 2013 was as follows:

	Number of Stock Options (In Thousands)	Weighted-average Exercise Price (NT$)

Year ended December 31, 2012

Balance, beginning of year	14,293	$ 31.4
Stock options exercised	(8,213)	29.5
Stock options canceled	(135)	34.6

Balance, end of year	5,945	34.6

Year ended December 31, 2013

Balance, beginning of year	5,945	$ 34.6
Stock options exercised	(4,182)	29.8

Balance, end of year	1,763	45.9

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

Information about TSMC’s outstanding stock options was as follows:

January 1, 2012
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)

$20.9-$29.3	1.2
$38.0-$50.1	2.9

December 31, 2013
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)

$43.2-$47.2	1.0

December 31, 2012
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)

$20.2-$28.3	0.4
$38.0-$50.1	2.0

As of December 31, 2013, all of the above outstanding stock options were exercisable.

b.	Application of IFRS 2

The Company applied IFRS 2 for the following plans as the shared-based payment transactions were granted and vested on or after January 1, 2012. The plans are described as follows:

The Board of Directors of TSMC SSL approved on November 21, 2011 and December 18, 2012 the issuance of new shares and allocated 17,175 thousand shares and 17,000 thousand shares for 2012 and 2013 stock option plan, respectively, for their employees to subscribe to, according to the Company Law. The aforementioned stock options were fully vested on the grant date.

Information about TSMC SSL’s employee stock options related to the aforementioned new shares issued was as follows:

	Number of Stock Options (In Thousands)	Weighted-average Exercise Price (NT$)

Year ended December 31, 2012

Balance, beginning of year	-	$ -
Stock options granted	17,175	10.0
Stock options exercised	(17,175)	10.0

Balance, end of year	-	-

Year ended December 31, 2013

Balance, beginning of year	-	$ -
Stock options granted	17,000	10.0
Stock options exercised	(17,000)	10.0

Balance, end of year	-	-

The grant dates of aforementioned stock options were January 9, 2012 and April 10, 2013, respectively. TSMC SSL used the Black-Scholes model to determine the fair value of the stocks options. The valuation assumptions were as follows:

	2012 Stock Option Plan	2013 Stock Option Plan

Valuation assumptions:
Stock price on grant date (NT$/share)	$8.9	$4.6
Exercise price (NT$/share)	$10.0	$10.0
Expected volatility	40.32%	51.68%
Expected life	40 days	31 days
Risk free interest rate	0.76%	0.60%

The stock price of TSMC SSL on grant date was determined based on the cost approach. The expected volatility was calculated using the historical rate of return based on the TWSE Optoelectronic Index.

The fair value of the aforementioned stock options was close to nil, and accordingly, no compensation cost was recognized.

The Board of Directors of TSMC Solar approved on November 21, 2011 the issuance of new shares and allocated 12,341 thousand shares for stock option plan for their employees to subscribe to, according to the Company Law. The aforementioned stock options were fully vested on the grant date.

Information about TSMC Solar’s employee stock options related to the aforementioned new shares issued was as follows:

	Number of Stock Options (In Thousands)	Weighted-average Exercise Price (NT$)

Year ended December 31, 2012

Balance, beginning of year	-	$ -
Stock options granted	12,341	10.0
Stock options exercised	(12,341)	10.0

Balance, end of year	-	-

The grant date of aforementioned stock options was January 9, 2012. TSMC Solar used the Black-Scholes model to determine the fair value of the stock options. The valuation assumptions were as follows:

Valuation assumptions:
Stock price on grant date (NT$/share)	$9.0
Exercise price (NT$/share)	$10.0
Expected volatility	40.32%
Expected life	40 days
Risk free interest rate	0.76%

The stock price of TSMC Solar on grant date was determined based on the cost approach. The expected volatility was calculated using the historical rate of return based on the TWSE Optoelectronic Index.

The fair value of the aforementioned stock options was close to nil, and accordingly, no compensation cost was recognized.

26.	NET REVENUE

The analysis of the Company’s net revenue was as follows:

	Years Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)	(In Millions)

Net revenue from sale of goods	$506,248.6	$596,517.0
Net revenue from royalties	496.7	507.2

	$506,745.3	$597,024.2

27.	OTHER OPERATING INCOME AND EXPENSES, NET

	Years Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)	(In Millions)

Income (expenses) of rental assets
Rental income	$0.8	$13.4
Depreciation of rental assets	(6.7)	(25.1)

	(5.9)	(11.7)
Gain on disposal of property, plant and equipment and intangible assets, net	0.1	48.8
Impairment loss on property, plant and equipment	(444.5)	-
Income from receipt of equity securities in settlement of trade receivables	0.9	10.0

	$(449.4)	$47.1

28.	OTHER INCOME

	Years Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)	(In Millions)

Interest income
Bank deposits	$1,513.0	$1,808.3
Available-for-sale financial assets	6.0	5.3
Held-to-maturity financial assets	126.0	22.4

	1,645.0	1,836.0
Dividend income	71.1	506.1

	$1,716.1	$2,342.1

29.	FINANCE COSTS

	Years Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)	(In Millions)

Interest expense
Corporate bonds	$758.2	$2,501.8
Bank loans	200.9	110.7
Finance leases	20.8	19.6
Others	46.7	14.7

	1,026.6	2,646.8
Loss reclassified to profit or loss arising from effective portion for cash flow hedges	0.2	-
Capitalized interest	(6.4)	-

	$1,020.4	$2,646.8

30.	OTHER GAINS AND LOSSES

	Years Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)	(In Millions)

Gain on disposal of financial assets, net
Available-for-sale financial assets	$541.1	$1,311.8
Gain on deconsolidation of subsidiary	-	293.6
Settlement income	883.8	899.8
Other gains	504.9	394.3
Net gain (loss) on financial instruments at FVTPL
Held for trading	(252.5)	196.7
Impairment loss reversal (accrual) of financial assets
Available-for-sale financial assets	(3,044.9)	(1,538.9)
Investment accounted for using equity method	(1,186.7)	1,186.7
Fair value hedges
Loss from hedging instruments	-	(5,602.8)
Gain arising from changes in fair value of available-for-sale financial assets in hedge effective portion	-	5,071.1
Other losses	(298.0)	(107.3)

	$(2,852.3)	$2,105.0

31.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)	(In Millions)

Current income tax expense (benefit)
Current tax expense recognized in the current year	$20,637.1	$29,038.2
Income tax adjustments on prior years	1,440.5	(2,991.9)
Other income tax adjustments	201.1	(10.6)

	22,278.7	26,035.7

Deferred income tax expense (benefit)
Effect of tax rate changes	(543.6)	-
The origination and reversal of temporary differences	(864.2)	751.0
Investment tax credits and operating loss carryforward	1,503.8	5,325.1

	96.0	6,076.1

Income tax expense recognized in profit or loss	$22,374.7	$32,111.8

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)	(In Millions)

Income before tax	$181,661.1	$215,961.5

Income tax expense at the statutory rate	34,082.8	38,539.2
Tax effect of adjusting items:
Nondeductible (deductible) items in determining taxable income	(3,008.6)	(1,498.6)
Tax-exempt income	(9,830.3)	(8,612.0)
Additional income tax on unappropriated earnings	9,629.2	14,196.1
Effect of tax rate changes on deferred income tax	(543.6)	-
The origination and reversal of temporary differences	(864.2)	751.0
Income tax credits	(2,828.3)	(3,137.0)
Remeasurement of investment tax credits	(4,215.2)	(3,460.9)
Remeasurement of operating loss carryforward	(1,688.7)	(1,663.5)

Current income tax expense	20,733.1	35,114.3

Income tax adjustments on prior years	1,440.5	(2,991.9)
Other income tax adjustments	201.1	(10.6)

Income tax expense recognized in profit or loss	$22,374.7	$32,111.8

For the years ended December 31, 2012 and 2013, the Company applied a tax rate of 17% for entities subject to the Income Tax Law of the Republic of China; for other jurisdictions, the Company measures taxes by using the applicable tax rate for each individual jurisdiction.

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)	(In Millions)

Deferred income tax expense (benefit)
Related to unrealized gain/loss on available-for-sale financial assets	$409.3	$(36.5)
Related to actuarial gain/loss from defined benefit plans	(81.4)	(77.7)

	$327.9	$(114.2)

c.	Deferred income tax balance

The analysis of deferred income tax in the consolidated statement of financial position was as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Investment tax credits	$9,869.0	$7,324.2	$1,955.9
Temporary differences
Depreciation	2,056.4	1,502.7	644.8
Provision for sales returns and allowance	494.9	717.9	900.4
Accrued pension cost	603.6	807.2	813.4
Available-for-sale financial assets	308.9	224.6	6.2
Unrealized loss on inventories	2.8	404.7	438.4
Goodwill from business combination	-	329.8	373.7
Deferred compensation cost	101.6	132.3	267.4
Others	131.4	624.6	684.6
Operating loss carryforward	20.8	1,043.3	1,060.2

	$13,589.4	$13,111.3	$7,145.0

		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Year ended December 31, 2012

Investment tax credits	$9,869.0	$(2,544.8)	$-	$-	$7,324.2
Temporary differences
Depreciation	2,056.4	(545.8)	-	(7.9)	1,502.7
Provision for sales returns and allowance	494.9	223.4	-	(0.4)	717.9
Accrued pension cost	603.6	122.2	81.4	-	807.2
Available-for-sale financial assets	308.9	325.0	(409.3)	-	224.6
Unrealized loss on inventories	2.8	402.7	-	(0.8)	404.7
Goodwill from business combination	-	335.9	-	(6.1)	329.8
Deferred compensation cost	101.6	35.5	-	(4.8)	132.3
Others	131.4	508.9	-	(15.7)	624.6
Operating loss carryforward	20.8	1,041.0	-	(18.5)	1,043.3

Deferred income tax assets	$13,589.4	$(96.0)	$(327.9)	$(54.2)	$13,111.3

(Continued)

		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Deconsolidation of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Year ended December 31, 2013

Investment tax credits	$7,324.2	$(5,349.0)	$-	$(19.3)	$-	$1,955.9
Temporary differences
Depreciation	1,502.7	(865.0)	-	(15.4)	22.5	644.8
Provision for sales returns and allowance	717.9	188.2	-	(6.4)	0.7	900.4
Accrued pension cost	807.2	(71.0)	77.7	(0.5)	-	813.4
Available-for-sale financial assets	224.6	(254.9)	36.5	-	-	6.2
Unrealized loss on inventories	404.7	32.7	-	-	1.0	438.4
Goodwill from business combination	329.8	35.1	-	-	8.8	373.7
Deferred compensation cost	132.3	131.1	-	-	4.0	267.4
Others	624.6	52.8	-	(4.0)	11.2	684.6
Operating loss carryforward	1,043.3	23.9	-	(32.9)	25.9	1,060.2

Deferred income tax assets	$13,111.3	$(6,076.1)	$114.2	$(78.5)	$74.1	$7,145.0

(Concluded)

d.	The investment tax credits, operating loss carryforward and deductible temporary differences for which no deferred income tax assets have been recognized in the consolidated financial statements

The information of the investment tax credits for which no deferred income tax assets have been recognized was as follows:

	January 1, 2012	December 31, 2012	December 31, 2013

Expiry year
2012	$11.3	$-	$-
2013	36.6	33.1	-
2014	1,220.3	23.2	4.2
2015	23.6	22.8	-

	$1,291.8	$79.1	$4.2

The information of the operating loss carryforward for which no deferred tax assets have been recognized was as follows:

	January 1, 2012	December 31, 2012	December 31, 2013

Expiry year
2014 – 2018	$41.9	$41.9	$41.9
2019 – 2023	7,558.9	5,402.7	5,773.0

	$7,600.8	$5,444.6	$5,814.9

As of January 1, 2012 and December 31, 2012 and 2013, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$14,893.3 million, NT$13,589.3 million and NT$8,673.2 million, respectively.

e.	Unused investment tax credits, operating loss carryforward and tax-exemption information

As of December 31, 2013, investment tax credits of TSMC and TSMC SSL consisted of the following:

Law/Statute	Item	Remaining Creditable Amount	Expiry Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$1,477.8	2014
		482.3	2015

		$1,960.1

As of December 31, 2013, operating loss carryforward of TSMC Solar, TSMC SSL, Mutual-Pak and WaferTech consisted of the following:

Remaining Creditable Amount	Remaining Creditable Amount

Expiry Year
2014 - 2018	$41.9
2019 - 2023	9,052.6

$9,094.5

As of December 31, 2013, the profits generated from the following projects of TSMC are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2005 by TSMC	2010 to 2014
Construction and expansion of 2006 by TSMC	2011 to 2015
Construction and expansion of 2007 by TSMC	2014 to 2018

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of January 1, 2012, December 31, 2012 and 2013, the aggregate taxable temporary differences associated with investments in subsidiaries not unrecognized as deferred income tax liabilities amounted to NT$15,074.6 million, NT$20,517.0 million and NT$28,035.3 million, respectively.

g.	Integrated income tax information

	January 1, 2012	December 31, 2012	December 31, 2013

Balance of the Imputation Credit Account - TSMC	$4,003.2	$8,130.1	$15,242.7

The actual and estimated creditable ratio for distribution of TSMC’s earnings of 2012 and 2013 were 7.75% and 9.80%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

h.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2010. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

32.	EARNINGS PER SHARE

	Years Ended December 31
	2012	2013

Basic EPS	$6.15	$7.10

Diluted EPS	$6.15	$7.10

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Millions)	EPS
	(In Millions)		(NT$)

Year ended December 31, 2012

Basic EPS
Net income available to common shareholders of the parent	$159,480.8	25,920.7	$6.15

Effect of dilutive potential common shares	-	7.2

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$159,480.8	25,927.9	$6.15

Year ended December 31, 2013

Basic EPS
Net income available to common shareholders of the parent	$183,977.6	25,927.8	$7.10

Effect of dilutive potential common shares	-	1.8

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$183,977.6	25,929.6	$7.10

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the end of the reporting period. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until profit sharing to employees to be settled in the form of common stocks are approved by the shareholders in the following year.

33.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

Net income included the following items:

		Years Ended December 31
		2012	2013
		NT$	NT$
		(In Millions)	(In Millions)

a.	Depreciation of property, plant and equipment

	Recognized in cost of revenue	$118,313.6	$141,002.2
	Recognized in operating expenses	10,848.2	12,952.5
	Recognized in other operating income and expenses	6.7	25.1

		$129,168.5	$153,979.8

b.	Amortization of intangible assets

	Recognized in cost of revenue	$1,344.8	$1,154.7
	Recognized in operating expenses	836.0	1,047.3

		$2,180.8	$2,202.0

c.	Research and development costs expensed as incurred	$40,387.1	$47,952.0

d.	Employee benefits expenses

	Post-employment benefits (Note 23)
	Defined contribution plans	$1,403.5	$1,590.4
	Defined benefit plans	233.7	(403.8)

		1,637.2	1,186.6
	Equity-settled share-based payments	6.2	5.3
	Other employee benefits	59,668.2	65,514.1

		$61,311.6	$66,706.0

	Employee benefits expense summarized by function
	Recognized in cost of revenue	$35,571.0	$39,830.3
	Recognized in operating expenses	25,740.6	26,875.7

		$61,311.6	$66,706.0

34.	DECONSOLIDATION OF SUBSIDIARY

Starting June 2013, the Company has no power to direct the relevant activities of Xintec due to the loss of power to cast the majority of votes at meetings of the Board of Directors; accordingly, the Company derecognized related assets, liabilities and noncontrolling interests of Xintec.

a.	Consideration received

The Company did not receive any consideration in the deconsolidation of Xintec.

b.	Analysis of assets and liabilities over which the Company lost control

June 30, 2013
NT$
(In Millions)

Current assets
Cash and cash equivalents	$979.9
Accounts receivable	564.3
Inventories	213.1
Others	110.8
Noncurrent assets
Property, plant and equipment	5,595.1
Others	164.3
Current liabilities
Accounts payable	(1,571.3)
Others	(291.7)
Noncurrent liabilities
Loans	(1,940.6)
Others	(27.5)

Net assets deconsolidated	$3,796.4

c.	Gain on deconsolidation of subsidiary

Six Months Ended June 30, 2013
NT$
(In Millions)

Fair value of interest retained	$1,816.8

Less: Carrying amount of interest retained
Net assets deconsolidated	3,796.4
Noncontrolling interests	(2,273.2)

1,523.2

Gain on deconsolidation of subsidiary	$293.6

Gain on deconsolidation of subsidiary was included in other gains and losses for the year ended December 31, 2013.

d.	Net cash outflow arising from deconsolidation of the subsidiary

Six Months Ended June 30, 2013
NT$
(In Millions)

The balance of cash and cash equivalents deconsolidated	$979.9

35.	CAPITAL MANAGEMENT

The Company requires significant amounts of capital to build and expand its production facilities and acquire additional equipment. In consideration of the industry dynamics, the Company manages its capital in a manner to ensure that it has sufficient and necessary financial resources to fund its working capital needs, capital asset purchases, research and development activities, dividend payments, debt service requirements and other business requirements associated with its existing operations over the next 12 months.

36.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Financial assets
FVTPL
Held for trading derivatives	$15.4	$39.5	$90.4
Available-for-sale financial assets	7,623.8	44,766.9	61,628.4
Held-to-maturity financial assets	9,068.9	5,057.0	1,796.0
Loans and receivables
Cash and cash equivalents	143,472.3	143,410.6	242,695.4
Notes and accounts receivables (including related parties)	46,016.0	58,131.4	71,941.6
Other receivables	1,403.7	1,307.5	1,422.8
Refundable deposits	4,518.8	2,426.7	2,519.0

	$212,118.9	$255,139.6	$382,093.6

Financial liabilities
FVTPL
Held for trading derivatives	$13.8	$15.6	$33.7
Derivative financial instruments in designated hedge accounting relationships	0.2	-	5,481.6
Amortized cost
Short-term loans	25,926.5	34,714.9	15,645.0
Accounts payable (including related parties)	11,859.0	15,239.0	16,358.7
Payables to contractors and equipment suppliers	35,540.5	44,831.8	89,810.2
Accrued expenses and other current liabilities	7,796.5	9,316.3	13,649.6
Bonds payable	22,500.0	80,000.0	210,767.6
Long-term bank loans	1,650.0	1,487.5	40.0
Other long-term payables	3,399.9	967.5	54.0
Guarantee deposits	444.0	203.9	151.7

	$109,130.4	$186,776.5	$351,992.1

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the years ended December 31, 2012 and 2013 would have decreased by NT$719.9 million and NT$172.0 million, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at both fixed and floating interest rates. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. To reduce the cash flow risk caused by floating interest rates, the Company utilized an interest rate swap contract to partially hedge its exposure.

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$12.3 million and NT$0.3 million for the years ended December 31, 2012 and 2013, respectively.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments. To reduce the equity price risk, the Company utilized some stock forward contracts to partially hedge its exposure.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the years ended December 31, 2012 and 2013 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the years ended December 31, 2012 and 2013 would have decreased by NT$2,217.5 million and NT$931.9 million, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from financing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the consolidated statement of financial position.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of January 1, 2012, December 31, 2012 and 2013, the Company’s ten largest customers accounted for 64%, 68% and 68% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and banking facilities.

As of January 1, 2012, December 31, 2012 and 2013, the unused of financing facilities of the Company amounted to NT$63,708.0 million, NT$53,422.3 million and NT$76,689.5 million, respectively.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principles and interests.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

January 1, 2012

Non-derivative financial liabilities

Short-term loans	$25,933.2	$-	$-	$-	$25,933.2
Accounts payable (including related parties)	11,859.0	-	-	-	11,859.0
Payables to contractors and equipment suppliers	35,540.5	-	-	-	35,540.5
Accrued expenses and other current liabilities	7,796.5	-	-	-	7,796.5
Bonds payable	4,775.1	538.5	11,000.9	7,713.2	24,027.7
Long-term bank loans	79.6	778.2	849.0	-	1,706.8
Other long-term payables	3,399.9	-	-	-	3,399.9
Obligations under finance leases	-	167.5	55.8	781.0	1,004.3
Guarantee deposits	-	444.0	-	-	444.0

	89,383.8	1,928.2	11,905.7	8,494.2	111,711.9

Derivative financial instruments

Forward exchange contracts
Outflows	7,736.2	-	-	-	7,736.2
Inflows	(7,726.6)	-	-	-	(7,726.6)

	9.6	-	-	-	9.6

Cross currency swap contracts
Outflows	420.4	-	-	-	420.4
Inflows	(420.4)	-	-	-	(420.4)

	-	-	-	-	-

Interest rate swap contracts
Outflows	0.7	-	-	-	0.7
Inflows	(0.4)	-	-	-	(0.4)

	0.3	-	-	-	0.3

	$89,393.7	$1,928.2	$11,905.7	$8,494.2	$111,721.8

December 31, 2012

Non-derivative financial liabilities

Short-term loans	$34,721.0	$-	$-	$-	$34,721.0
Accounts payable (including related parties)	15,239.0	-	-	-	15,239.0
Payables to contractors and equipment suppliers	44,831.8	-	-	-	44,831.8
Accrued expenses and other current liabilities	9,316.3	-	-	-	9,316.3
Bonds payable	1,108.1	2,216.3	44,911.3	37,834.4	86,070.1
Long-term bank loans	146.6	745.2	637.6	-	1,529.4
Other long-term payables	913.5	36.0	18.0	-	967.5
Obligations under finance leases	27.0	54.0	54.0	729.8	864.8
Guarantee deposits	-	203.9	-	-	203.9

	106,303.3	3,255.4	45,620.9	38,564.2	193,743.8

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Derivative financial instruments

Forward exchange contracts
Outflows	11,030.2	-	-	-	11,030.2
Inflows	(11,059.4)	-	-	-	(11,059.4)

	(29.2)	-	-	-	(29.2)

Cross currency swap contracts
Outflows	9,068.6	-	-	-	9,068.6
Inflows	(9,068.7)	-	-	-	(9,068.7)

	(0.1)	-	-	-	(0.1)

	$106,274.0	$3,255.4	$45,620.9	$38,564.2	$193,714.5

December 31, 2013

Non-derivative financial liabilities

Short-term loans	$15,646.8	$-	$-	$-	$15,646.8
Accounts payable (including related parties)	16,358.7	-	-	-	16,358.7
Payables to contractors and equipment suppliers	89,810.2	-	-	-	89,810.2
Accrued expenses and other current liabilities	13,649.6	-	-	-	13,649.6
Bonds payable	3,036.1	28,388.9	100,830.3	94,360.1	226,615.4
Long-term bank loans	1.4	10.3	21.6	12.7	46.0
Other long-term payables	18.0	36.0	-	-	54.0
Obligations under finance leases	28.4	56.7	794.0	-	879.1
Guarantee deposits	-	151.7	-	-	151.7

	138,549.2	28,643.6	101,645.9	94,372.8	363,211.5

Derivative financial instruments

Forward exchange contracts
Outflows	29,609.0	-	-	-	29,609.0
Inflows	(29,605.3)	-	-	-	(29,605.3)

	3.7	-	-	-	3.7

Cross currency swap contracts
Outflows	1,639.2	-	-	-	1,639.2
Inflows	(1,641.3)	-	-	-	(1,641.3)

	(2.1)	-	-	-	(2.1)

Stock forward contracts
Outflows	-	37,431.6	-	-	37,431.6
Inflows	-	(37,431.6)	-	-	(37,431.6)

	-	-	-	-	-

	$138,550.8	$28,643.6	$101,645.9	$94,372.8	$363,213.1

(Concluded)

f.	Fair value of financial instruments

1)	Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	January 1, 2012		December 31, 2012		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Financial assets

Held-to-maturity financial assets
Commercial paper	$-	$-	$-	$-	$1,796.0	$1,795.6
Corporate bonds	8,614.6	8,674.1	5,057.0	5,066.4	-	-
Government bonds	454.3	454.0	-	-	-	-

Financial liabilities

Measured at amortized cost
Bonds payable	22,500.0	22,597.1	80,000.0	80,343.4	210,767.6	208,649.7

2)	Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•

The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes publicly traded stocks and money market funds).

•

Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts; interest rate swaps are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates; and stock forward contracts are measured at the difference between the present value of stock forward price discounted based on the applicable yield curve derived from quoted interest rates and the stock spot price.

•	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

3)	Fair value measurements recognized in the consolidated statements of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets and liabilities measured at fair value on a recurring basis

The Company uses quoted prices in active markets for identical assets to determine fair value for Level 1 investments such as publicly traded stocks and money market funds.

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	January 1, 2012
	Level 1	Level 2	Level 3	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Financial assets at FVTPL

Derivative financial instruments	$-	$15.4	$-	$15.4

Available-for-sale financial assets

Publicly traded stocks	$3,306.3	$-	$-	$3,306.3
Money market funds	2.5	-	-	2.5

	$3,308.8	$-	$-	$3,308.8

Financial liabilities at FVTPL

Derivative financial instruments	$-	$13.8	$-	$13.8

Hedging derivative financial liabilities

Interest rate swap contract	$-	$0.2	$-	$0.2

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Financial assets at FVTPL

Derivative financial instruments	$-	$39.5	$-	$39.5

Available-for-sale financial assets

Publicly traded stocks	$41,160.4	$-	$-	$41,160.4
Money market funds	1.4	-	-	1.4

	$41,161.8	$-	$-	$41,161.8

Financial liabilities at FVTPL

Derivative financial instruments	$-	$15.6	$-	$15.6

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Financial assets at FVTPL

Derivative financial instruments	$-	$90.4	$-	$90.4

Available-for-sale financial assets

Publicly traded stocks	$59,481.6	$-	$-	$59,481.6
Money market funds	1.2	-	-	1.2

	$59,482.8	$-	$-	$59,482.8

Financial liabilities at FVTPL

Derivative financial instruments	$-	$33.7	$-	$33.7

Hedging derivative financial liabilities

Stock forward contract	$-	$5,481.6	$-	$5,481.6

There were no transfers between Level 1 and 2 for the years ended December 31, 2012 and 2013, respectively.

There were no purchases and disposals for assets on Level 3 for the years ended December 31, 2012 and 2013, respectively.

Assets and liabilities measured at fair value on a nonrecurring basis

The Company measures certain assets at fair value on a nonrecurring basis when they are deemed to be impaired. The valuation processes include controls that are designed to ensure appropriate fair values are recorded. These controls include model validation, review of key model inputs, and analysis of period-over-period fluctuations where appropriate. Due to significant unobservable inputs used, the Company classified these measurements as Level 3.

Available-for-sale financial assets consist of non-publicly traded stocks. The Company reviews the non-publicly traded stocks for impairment quarterly and records an impairment charge when the Company believes an investment has experienced a significant or prolonged decline in the fair value and carrying value may not be recovered. The Company recognized impairment loss on some of the non-publicly traded stocks in the amount of NT$1,538.9 million during the year ended December 31, 2013. As of December 31, 2013, the carrying amount of such non-publicly traded stocks was NT$5.1 million. Determining whether a significant or prolonged decline in fair value of the investment below its carrying amount has occurred is highly subjective. Factors the Company considers include the fair value of the investment in relation to its carrying amount and the duration of the decline in fair value below the carrying amount of the investment. Due to the absence of quoted market prices, the fair values are determined significantly based on management judgment with the best information available. The Company calculates these fair values using the market approach which includes recent financing activities, valuation of comparable companies, technology development stage, market condition and other economic factors as their inputs.

Financial assets and liabilities not measured at fair value but for which the fair value is disclosed

For investments in commercial paper, the fair value is determined at the present value of future cash flows based on the observable yield curves and is classified as Level 2.

The fair value of the Company’s bonds payable is determined using active market prices and classified as Level 1.

The table below sets out the balances for the Company’s assets and liabilities at amortized cost but for which the fair value is disclosed as of December 31, 2013:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Assets

Held-to-maturity securities Commercial paper	$-	$1,795.6	$-	$1,795.6

Liabilities

Bonds payable	$208,649.7	$-	$-	$208,649.7

37.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of transactions between the Company and other related parties:

a.	Net Revenue

	Net Revenue from Sale of Goods		Net Revenue from Royalties
	Years Ended December 31		Years Ended December 31
	2012	2013	2012	2013

Related Party Categories

Associates	$5,307.6	$4,093.0	$479.2	$497.0
Joint venture	3.4	1.7	-	-

	$5,311.0	$4,094.7	$479.2	$497.0

b.	Purchases

	Years Ended December 31
	2012	2013

Related Party Categories

Associates	$8,114.3	$10,052.4

c.	Receivables from related parties

	January 1, 2012	December 31, 2012	December 31, 2013

Related Party Categories

Associates	$185.5	$353.6	$291.4
Joint venture	0.2	0.2	0.3

	$185.7	$353.8	$291.7

d.	Payables to related parties

	January 1, 2012	December 31, 2012	December 31, 2013

Related Party Categories

Associates	$1,325.8	$746.5	$1,687.2
Joint venture	2.7	2.1	1.2

	$1,328.5	$748.6	$1,688.4

e.	Acquisition of property, plant and equipment and intangible assets

	Purchase Price
	Years Ended December 31
	2012	2013

Related Party Categories

Associates	$47.1	$21.1
Joint venture	1.2	-

	$48.3	$21.1

f.	Disposal of property, plant and equipment

	Year Ended December 31, 2012		Year Ended December 31, 2013
	Proceeds	Gains (Losses)	Proceeds	Gains (Losses)

Related Party Categories

Associates	$20.4	$(0.1)	$69.7	$6.1
Joint venture	9.0	0.2	-	1.0

	$29.4	$0.1	$69.7	$7.1

	Deferred Gains (Losses) from Disposal of Property, Plant and Equipment
	January 1, 2012	December 31, 2012	December 31, 2013

Related Party Categories

Associates	$-	$(7.8)	$-
Joint venture	-	0.9	-

	$-	$(6.9)	$-

g.	Others

	Manufacturing Expenses		Research and Development Expenses
	Years Ended December 31		Years Ended December 31
	2012	2013	2012	2013

Related Party Categories

Associates	$8.4	$934.5	$4.6	$0.9
Joint venture	15.5	6.6	8.9	6.3

	$23.9	$941.1	$13.5	$7.2

	Non-operating Income
	Years Ended December 31
	2012	2013

Related Party Categories

Associates	$6.0	$-

	Other Receivables from Related Parties
	January 1, 2012	December 31, 2012	December 31, 2013

Related Party Categories

Associates	$121.8	$185.6	$221.6
Joint venture	0.5	-	-

	$122.3	$185.6	$221.6

	Refundable Deposits
	January 1, 2012	December 31, 2012	December 31, 2013

Related Party Categories

Associates	$-	$5.8	$5.8

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid quarterly and the related expense was classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Years Ended December 31
	2012	2013

Short-term employee benefits	$1,417.4	$1,356.1
Post-employment benefits	3.9	9.1

	$1,421.3	$1,365.2

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

38.   PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of January 1, 2012, December 31, 2012 and 2013, the aforementioned other financial assets amounted to NT$121.1 million, NT$119.7 million and NT$120.6 million, respectively.

39.   SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, factory and office premises from the Science Park Administration and entered into lease agreements for its office premises and certain office equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between January 2014 and December 2032 and can be renewed upon expiration.

The Company expensed the lease payments as follows:

	Years Ended December 31
	2012	2013
	NT$ (In Millions)	NT$ (In Millions)

Minimum lease payments	$689.2	$902.4

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Not later than 1 year	$627.9	$693.8	$859.1
Later than 1 year and not later than 5 years	2,258.3	2,478.4	3,053.0
Later than 5 years	3,870.7	4,221.5	5,534.8

	$6,756.9	$7,393.7	$9,446.9

40.   SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. In 2012 and 2013, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2013.

c.

In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC, dismissing all of Keranos’ claims against TSMC with prejudice. In March, 2014, Keranos filed a notice of appeal to the U.S. Court of Appeals for the Federal Circuit. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837.8 million by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276.0 million to ASML’s research and development programs from 2013 to 2017. For the year ended December 31, 2013, TSMC paid EUR55.1 million to ASML under the research and development funding agreement.

f.	In December 2013, Tela Innovations, Inc. filed complaints in the U.S. District Court for the District of Delaware and in the United States International Trade Commission accusing TSMC and TSMC North America of infringing one U.S. patent. In March 2014, the ITC Court granted Tela’s motion to assert an additional U.S. patent against TSMC and TSMC North America. The Delaware case had been stayed since February 2014. In January 2014, TSMC filed a lawsuit in the U.S. District Court for the District of North California against Tela for trade secret misappropriation and breach of contract. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

g.	In March 2014, DSS Technology Management, Inc. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development, Inc., and several other companies infringe one U.S. patent. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

h.	Amounts available under unused letters of credit as of January 1, 2012, December 31, 2012 and 2013 were NT$263.9 million, NT$99.7 million and NT$89.4 million, respectively.

41.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the income from operations as the measurement for segment profit and the basis of performance assessment. There was no material differences between the accounting policies of the operating segment and the accounting policies described in Note 5.

b.	Segment revenue and operating results

	Foundry	Others	Elimination	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Year ended December 31, 2012

Net revenue from external customers	$506,594.6	$150.7	$-	$506,745.3
Net revenue from sales among intersegments	-	14.7	(14.7)	-
Income (loss) from operations	183,780.0	(2,617.9)	-	181,162.1
Share of profits of associates and joint venture	3,469.8	(1,396.7)	-	2,073.1
Income tax expense	22,375.3	(0.6)	-	22,374.7

Year ended December 31, 2013

Net revenue from external customers	596,615.4	408.8	-	597,024.2
Net revenue from sales among intersegments	-	33.2	(33.2)	-
Income (loss) from operations	212,796.4	(2,727.5)	-	210,068.9
Share of profits of associates and joint venture	4,115.5	(308.7)	-	3,806.8
Income tax expense	32,111.8	-	-	32,111.8

c.	Geographic information

	Years Ended December 31
	Net Revenue from External Customers		Non-current Assets
	2012	2013	2012	2013
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Taiwan	$68,150.2	$74,150.3	$603,844.8	$783,173.8
United States	343,707.7	423,265.8	7,699.4	7,691.0
Asia	46,687.4	56,533.4	18,196.8	14,743.7
Europe	46,429.8	41,229.7	16.0	17.4
Others	1,770.2	1,845.0	-	-

	$506,745.3	$597,024.2	$629,757.0	$805,625.9

The Company categorized the net revenue based on the country in which the customer is headquartered. Non-current assets include property, plant and equipment, intangible assets and other noncurrent assets.

d.	Production information

	Years Ended December 31
Production	2012	2013
	NT$ (In Millions)	NT$ (In Millions)

Wafer	$462,970.5	$560,685.2
Others	43,774.8	36,339.0

	$506,745.3	$597,024.2

e.	Major customers representing at least 10% of net revenue

	Years Ended December 31
	2012		2013
	Amount NT$ (In Millions)%		Amount NT$ (In Millions)%

Customer A	$85,880.1	17	$130,564.0	22

42.	FIRST-TIME ADOPTION OF IFRSs

a.	Basis of preparation for financial information under IFRSs

The Company prepares the first consolidated financial statements for the year ended December 31, 2013 under IFRSs. As the basis of the preparation, the Company not only follows the significant accounting policies stated in Note 5 but also applies IFRS 1.

b.	Exemptions from IFRS 1

IFRS 1 establishes the procedures for the Company’s first consolidated financial statements prepared in accordance with IFRSs. According to IFRS 1, the Company is required to determine the accounting policies under IFRSs and retrospectively apply those accounting policies in its opening statement of financial position at the date of transition to IFRSs; except for optional exemptions and mandatory exceptions to such retrospective application provided under IFRS 1. The main optional exemptions the Company adopted are summarized as follows:

1)	Business combinations. The Company elected not to apply IFRS 3, “Business Combinations,” retrospectively to business combinations that occurred before January 1, 2012. Therefore, in the opening statement of financial position, the amount of goodwill generated from past business combinations was the same as the carrying amount of goodwill under R.O.C. GAAP as of January 1, 2012.

2)	Employee benefits. The Company elected to recognize all cumulative actuarial gains and losses in retained earnings as of January 1, 2012. In addition, the Company elected to apply the exemption disclosure requirement provided by IFRS 1, in which the amounts of present value of defined benefit obligations, the fair value of plan assets, the surplus or deficit in the plan and the experience adjustments are determined for each accounting period prospectively from the transition date.

3)	Share-based payment. The Company elected to take the optional exemption from applying IFRS 2 retrospectively for the shared-based payment transactions granted and vested before January 1, 2012.

c.	Effect of transition to IFRSs

After transition to IFRSs, the effect on the Company’s consolidated statements of financial position as of January 1, 2012 (the transition date) and December 31, 2012 as well as the consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2012, is stated as follows:

1)	Reconciliation of consolidated statement of financial position as of January 1, 2012

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Current assets
Cash and cash equivalents	$143,472.3	$-	$-	$143,472.3	Cash and cash equivalents
Financial assets at fair value through profit or loss	15.4	-	-	15.4	Financial assets at fair value through profit or loss
Available-for-sale financial assets	3,308.8	-	-	3,308.8	Available-for-sale financial assets
Held-to-maturity financial assets	3,825.7	-	-	3,825.7	Held-to-maturity financial assets
Notes and accounts receivable	46,321.3	-	(491.0)	45,830.3	Notes and accounts receivable, net
Receivables from related parties	185.7	-	-	185.7	Receivables from related parties
Allowance for doubtful receivables	(491.0)	-	491.0	-	-
Allowance for sales returns and others	(5,068.3)	-	5,068.3	-	-	a)
Other receivables from related parties	122.3	-	-	122.3	Other receivables from related parties
Other financial assets	617.1	-	-	617.1	Other financial assets
Inventories	24,840.6	-	-	24,840.6	Inventories
Deferred income tax assets	5,936.5	-	(5,936.5)	-	-	b)
Prepaid expenses and other current assets	2,174.0	-	-	2,174.0	Other current asset

Total current assets	225,260.4	-	(868.2)	224,392.2	Total current assets

Long-term investments
Investments accounted for using equity method	24,900.3	(7.8)	-	24,892.5	Investments accounted for using equity method	e)
Held-to-maturity financial assets	5,243.2	-	-	5,243.2	Held-to-maturity financial assets
Financial assets carried at cost	4,315.0	-	-	4,315.0	Available-for-sale financial assets

Total long-term investments	34,458.5	(7.8)	-	34,450.7

Net property, plant and equipment	490,374.9	-	47.3	490,422.2	Property, plant and equipment	c)

Intangible assets	10,861.6	-	-	10,861.6	Intangible assets

Other assets
Deferred income tax assets	7,436.7	216.2	5,936.5	13,589.4	Deferred income tax assets	b),d)
Refundable deposits	4,518.8	-	-	4,518.8	Refundable deposits
Others	1,354.0	-	(47.3)	1,306.7	Other noncurrent assets	c)

Total other assets	13,309.5	216.2	5,889.2	19,414.9

Total	$774,264.9	$208.4	$5,068.3	$779,541.6	Total

Current liabilities
Short-term loans	$25,926.5	$-	$-	$25,926.5	Short-term loans
Financial liabilities at fair value through profit or loss	13.8	-	-	13.8	Financial liabilities at fair value through profit or loss
Hedging derivative financial liabilities	0.2	-	-	0.2	Hedging derivative financial liabilities
Accounts payable	10,530.5	-	-	10,530.5	Accounts payable
Payables to related parties	1,328.5	-	-	1,328.5	Payables to related parties
Income tax payable	10,656.1	2,808.3	-	13,464.4	Income tax payable	f)
Salary and bonus payable	6,148.5	-	-	6,148.5	Salary and bonus payable
Accrued profit sharing to employees and bonus to directors and supervisors	9,081.3	-	-	9,081.3	Accrued profit sharing to employees and bonus to directors and supervisors
Payables to contractors and equipment suppliers	35,540.5	-	-	35,540.5	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	13,218.3	-	-	13,218.3	Accrued expenses and other current liabilities
Current portion of bonds payable and long-term bank loans	4,562.5	-	-	4,562.5	Current portion of bonds payable and long-term bank loans
-	-	-	5,068.3	5,068.3	Provisions	a)

Total current liabilities	117,006.7	2,808.3	5,068.3	124,883.3	Total current liabilities

(Continued)

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Long-term liabilities
Bonds payable	$18,000.0	$-	$-	$18,000.0	Bonds payable
Long-term bank loans	1,587.5	-	-	1,587.5	Long-term bank loans
Obligations under capital leases	871.0	-	-	871.0	Obligations under finance leases

Total long-term liabilities	20,458.5	-	-	20,458.5

Other liabilities
Accrued pension cost	3,908.5	2,185.0	-	6,093.5	Accrued pension cost	d)
Guarantee deposits	444.0	-	-	444.0	Guarantee deposits
-	-	-	2.9	2.9	Provisions
Others	403.7	-	(2.9)	400.8	Others

Total other liabilities	4,756.2	2,185.0	-	6,941.2

Total liabilities	142,221.4	4,993.3	5,068.3	152,283.0	Total liabilities

Equity attributable to shareholders of the parent
Capital stock	259,162.2	-	-	259,162.2	Capital stock

Capital surplus	55,846.4	(374.7)	-	55,471.7	Capital surplus	e)

Retained earnings					Retained earnings
Appropriated as legal capital reserve	102,400.0	-	-	102,400.0	Appropriated as legal capital reserve
Appropriated as special capital reserve	6,433.9	-	-	6,433.9	Appropriated as special capital reserve
Unappropriated earnings	213,357.3	(4,396.8)	-	208,960.5	Unappropriated earnings	d),e),f)

	322,191.2	(4,396.8)	-	317,794.4

Others
Cumulative translation adjustments	(6,433.4)	-	-	(6,433.4)	Foreign currency translation reserve
Unrealized gain/loss on financial instruments	(1,172.9)	-	0.1	(1,172.8)	Unrealized gain/loss from available-for-sale financial assets
-	-	-	(0.1)	(0.1)	Cash flow hedges reserve

	(7,606.3)	-	-	(7,606.3)

Equity attributable to shareholders of the parent	629,593.5	(4,771.5)	-	624,822.0	Equity attributable to shareholders of the parent
Minority interests	2,450.0	(13.4)	-	2,436.6	Noncontrolling interests	d)

Total shareholders’ equity	632,043.5	(4,784.9)	-	627,258.6	Total equity

Total	$774,264.9	$208.4	$5,068.3	$779,541.6	Total

(Concluded)

2)	Reconciliation of consolidated statements of financial position as of December 31, 2012

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Current assets
Cash and cash equivalents	$143,410.6	$-	$-	$143,410.6	Cash and cash equivalents
Financial assets at fair value through profit or loss	39.5	-	-	39.5	Financial assets at fair value through profit or loss
Available-for-sale financial assets	2,410.6	-	-	2,410.6	Available-for-sale financial assets
Held-to-maturity financial assets	5,057.0	-	-	5,057.0	Held-to-maturity financial assets
Notes and accounts receivable	58,257.8	-	(480.2)	57,777.6	Notes and accounts receivable, net
Receivables from related parties	353.8	-	-	353.8	Receivables from related parties
Allowance for doubtful receivables	(480.2)	-	480.2	-	-
Allowance for sales returns and others	(6,038.0)	-	6,038.0	-	-	a)
Other receivables from related parties	185.6	-	-	185.6	Other receivables from related parties
Other financial assets	473.8	-	-	473.8	Other financial assets
Inventories	37,830.5	-	-	37,830.5	Inventories
Deferred income tax assets	8,001.2	-	(8,001.2)	-	-	b)
Prepaid expenses and other current assets	2,786.4	-	-	2,786.4	Other current assets

Total current assets	252,288.6	-	(1,963.2)	250,325.4	Total current assets

(Continued)

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Long-term investments
Investments accounted for using equity method	$23,430.0	$(63.0)	$-	$23,367.0	Investments accounted for using equity method	e)
Available-for-sale financial assets	38,751.2	-	3,605.1	42,356.3	Available-for-sale financial assets
Financial assets carried at cost	3,605.1	-	(3,605.1)	-	-

Total long-term investments	65,786.3	(63.0)	-	65,723.3

Net property, plant and equipment	617,529.5	-	32.7	617,562.2	Property, plant and equipment	c)

Intangible assets	10,959.6	-	-	10,959.6	Intangible assets

Other assets
Deferred income tax assets	4,776.0	334.1	8,001.2	13,111.3	Deferred income tax assets	b),d)
Refundable deposits	2,426.7	-	-	2,426.7	Refundable deposits
Others	1,267.9	-	(32.7)	1,235.2	Other noncurrent assets	c)

Total other assets	8,470.6	334.1	7,968.5	16,773.2

Total	$955,034.6	$271.1	$6,038.0	$961,343.7	Total

Current liabilities
Short-term loans	$34,714.9	$-	$-	$34,714.9	Short-term loans
Financial liabilities at fair value through profit or loss	15.6	-	-	15.6	Financial liabilities at fair value through profit or loss
Accounts payable	14,490.4	-	-	14,490.4	Accounts payable
Payables to related parties	748.6	-	-	748.6	Payables to related parties
Income tax payable	15,635.6	9,629.3	-	25,264.9	Income tax payable	f)
Salary and bonus payable	7,535.3	-	-	7,535.3	Salary and bonus payable
Accrued profit sharing to employees and bonus to directors and supervisors	11,186.6	-	-	11,186.6	Accrued profit sharing to employees and bonus to directors and supervisors
Payables to contractors and equipment suppliers	44,831.8	-	-	44,831.8	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	13,149.0	-	-	13,149.0	Accrued expenses and other current liabilities
Current portion of bonds payable and long-term bank loans	128.1	-	-	128.1	Current portion of bonds payable and long-term bank loans
-	-	-	6,038.0	6,038.0	Provisions	a)

Total current liabilities	142,435.9	9,629.3	6,038.0	158,103.2	Total current liabilities

Long-term liabilities
Bonds payable	80,000.0	-	-	80,000.0	Bonds payable
Long-term bank loans	1,359.4	-	-	1,359.4	Long-term bank loans
Other long-term payables	54.0	-	-	54.0	Other long-term payables
Obligations under capital leases	748.1	-	-	748.1	Obligations under finance leases

Total long-term liabilities	82,161.5	-	-	82,161.5

Other liabilities
Accrued pension cost	3,979.6	2,801.2	-	6,780.8	Accrued pension cost	d)
Guarantee deposits	203.9	-	-	203.9	Guarantee deposits
-	-	-	4.9	4.9	Provisions
Others	500.0	-	(4.9)	495.1	Others

Total other liabilities	4,683.5	2,801.2	-	7,484.7

Total liabilities	229,280.9	12,430.5	6,038.0	247,749.4	Total liabilities

Equity attributable to shareholders of the parent
Capital stock	259,244.4	-	-	259,244.4	Capital stock

Capital surplus	56,137.8	(462.5)	-	55,675.3	Capital surplus	e)

Retained earnings					Retained earnings
Appropriated as legal capital reserve	115,820.1	-	-	115,820.1	Appropriated as legal capital reserve
Appropriated as special capital reserve	7,606.3	-	-	7,606.3	Appropriated as special capital Reserve
Unappropriated earnings	287,174.9	(11,689.4)	-	275,485.5	Unappropriated earnings	d),e),f)

	410,601.3	(11,689.4)	-	398,911.9

(Continued)

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Others
Cumulative translation adjustments	$(10,753.8)	$-	$-	$(10,753.8)	Foreign currency translation reserve
Net loss not recognized as pension cost	(5.3)	5.3	-	-	-	d),e)
Unrealized gain on financial instruments	7,973.3	-	-	7,973.3	Unrealized gain/loss from available-for-sale financial assets

	(2,785.8)	5.3	-	(2,780.5)

Equity attributable to shareholders of the parent	723,197.7	(12,146.6)	-	711,051.1	Equity attributable to shareholders of the parent
Minority interests	2,556.0	(12.8)	-	2,543.2	Noncontrolling interests	d)

Total shareholders’ equity	725,753.7	(12,159.4)	-	713,594.3	Total equity

Total	$955,034.6	$271.1	$6,038.0	$961,343.7	Total

(Concluded)

3)	Reconciliation of consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2012

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Net sales	$506,248.6	$-	$496.7	$506,745.3	Net revenue	g)
Cost of sales	262,628.7	(36.2)	-	262,592.5	Cost of revenue	d)

Gross profit before affiliates elimination	243,619.9	36.2	496.7	244,152.8	Gross profit before unrealized gross profit on sales to associates
Unrealized gross profit from affiliates	(25.0)	-	-	(25.0)	Unrealized gross profit on sales to associates

Gross profit	243,594.9	36.2	496.7	244,127.8	Gross profit

Operating expenses
Research and development	40,402.1	(15.0)	-	40,387.1	Research and development	d)
General and administrative	17,638.1	(5.1)	-	17,633.0	General and administrative	d)
Marketing	4,497.5	(1.3)	-	4,496.2	Marketing	d)

Total operating expenses	62,537.7	(21.4)	-	62,516.3

-	-	-	(449.4)	(449.4)	Other operating income and expenses, net	g)

Income from operations	181,057.2	57.6	47.3	181,162.1	Income from operations

Non-operating income and gains
Equity in earnings of equity method investees, net	2,028.6	44.5	-	2,073.1	Share of profits of associates and joint venture	e)
Interest income	1,645.0	-	(1,645.0)	-	-	g)
Settlement income	883.8	-	(883.8)	-	-	g)
Foreign exchange gain, net	582.5	-	-	582.5	Foreign exchange gain, net
Gain on settlement and disposal of financial assets, net	541.1	-	(541.1)	-	-	g)
Technical service income	496.7	-	(496.7)	-	-	g)
Others	604.3	-	(604.3)	-	-	g)
-	-	-	1,716.1	1,716.1	Other income	g)
-	-	5.0	(2,857.3)	(2,852.3)	Other gains and losses	e),g)

Total non-operating income and gains	6,782.0	49.5	(5,312.1)	1,519.4

Non-operating expenses and losses
Impairment of financial assets	4,231.6	-	(4,231.6)	-	-	g)
Interest expense	1,020.4	-	-	1,020.4	Finance costs
Impairment loss on idle assets	444.5	-	(444.5)	-	-	g)
Loss on disposal of property, plant and equipment	31.8	-	(31.8)	-	-	g)
Others	556.9	-	(556.9)	-	-	g)

Total non-operating expenses and losses	6,285.2	-	(5,264.8)	1,020.4

(Continued)

Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Income before income tax	$181,554.0	$107.1	$-	$181,661.1	Income before income tax
Income tax expense	15,590.3	6,784.4	-	22,374.7	Income tax expense	d),f)

Net income	$165,963.7	$(6,677.3)	$-	159,286.4	Net income

Items that will not be reclassified subsequently to profit or loss
				(678.2)	Remeasurement of defined benefit obligation	d)
				81.4	Income tax benefit related to items that will not be reclassified subsequently
Items that may be reclassified subsequently to profit or loss
				(4,322.7)	Exchange differences arising on translation of foreign operations
				9,534.3	Changes in fair value of available-for-sale financial assets
				0.2	Cash flow hedges
				54.9	Share of other comprehensive income of associates and joint venture	d)
				(409.3)	Income tax expense relating to items that may be reclassified subsequently	d)

				4,260.6	Other comprehensive income for the year, net of income tax

				$163,547.0	Total comprehensive income for the year

(Concluded)

4)	Significant reconciliation differences in consolidated statement of cash flows for the year ended December 31, 2012

The Company prepared the statement of cash flows using the indirect method under R.O.C. GAAP, in which the interest received is not required to be disclosed separately; instead, the interest received and the interest paid are included within the operating activities in the statement of cash flows. However, according to IAS No. 7, “Statement of Cash Flows,” for the year ended December 31, 2012, the interest received of NT$1,719.0 million should be disclosed separately in the investing activities; and the interest paid of NT$736.6 million should be disclosed in the financing activities based on their nature, respectively.

Except for the above differences, there are no other significant differences between R.O.C. GAAP and IFRSs in the consolidated statement of cash flows.

d.	Notes to the reconciliation of the significant differences:

a)	Allowance for sales returns and others

Under R.O.C. GAAP, provisions for estimated sales returns and others are recognized as a reduction in revenue in the year the related revenue is recognized based on historical experience. The corresponding allowance for sales returns and others is presented as a reduction in accounts receivable. Under IFRSs, the allowance for sales returns and others is a present obligation with uncertain timing and an amount that arises from past events and is therefore reclassified as provisions in accordance with IAS No. 37, “Provisions, Contingent Liabilities and Contingent Assets.”

As of January 1, 2012 and December 31, 2012, the amounts reclassified from allowance for sales returns and others to provisions were NT$5,068.3 million and NT$6,038.0 million, respectively.

b)	Classifications of deferred income tax asset/liability and valuation allowance

Under R.O.C. GAAP, a deferred tax asset and liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred income tax asset or liability does not relate to an asset or liability in the financial statements, it is classified as either current or noncurrent based on the expected length of time before it is realized or settled. Under IFRSs, a deferred tax asset and liability is classified as noncurrent asset or liability.

In addition, under R.O.C. GAAP, valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. In accordance with IAS No. 12, “Income Taxes,” deferred tax assets are only recognized to the extent that it is probable that there will be sufficient taxable profits and the valuation allowance account is no longer used.

As of January 1, 2012 and December 31, 2012, the amounts reclassified from deferred income tax assets to noncurrent assets were NT$5,936.5 million and NT$8,001.2 million, respectively.

c)	The classification of assets leased to others and idle assets

Under R.O.C. GAAP, assets leased to others and idle assets are classified under other assets. Under IFRSs, the aforementioned items are classified as property, plant and equipment according to their nature. In accordance with IAS No. 40, “Investment Property,” investment properties are defined as properties held to earn rentals or for capital appreciation; however, the Company’s assets leased to others are mainly housing facilities leased to employees and manufacturing facilities leased to suppliers. The housing facilities leased to employees are not classified as investment properties; and manufacturing facilities leased to suppliers are not considered as investment properties since they cannot be sold separately and comprise only an insignificant portion of the entire facility.

As of January 1, 2012 and December 31, 2012, the amounts reclassified from assets leased to others and idle assets to property, plant and equipment were NT$47.3 million and NT$32.7 million, respectively.

d)	Employee benefits

The Company had recognized the pension cost and retirement benefit obligation under its defined benefit plans based on actuarial valuations performed in conformity with R.O.C. GAAP. Under IFRSs, the Company should carry out actuarial valuation on defined benefit obligation in accordance with IAS No. 19, “Employee Benefits.”

In addition, under R.O.C. GAAP, it is not allowed to recognize actuarial gains and losses from defined benefit plans directly to equity; instead, actuarial gains and losses should be accounted for under the corridor approach which resulted in the deferral of such actuarial gains and losses. When using the corridor approach, actuarial gains and losses are amortized over the expected average remaining working lives of the participating employees.

Under IAS No. 19, “Employee Benefits,” the Company elects to recognize actuarial gains and losses immediately in full in the period in which they occur, as other comprehensive income. The subsequent reclassification to earnings is not permitted.

At the transition date, the Company performed the actuarial valuation under IAS No. 19, “Employee Benefits,” and recognized the valuation difference directly to retained earnings under the requirement of IFRS 1. For the year ended December 31, 2012, total actuarial gains and losses were also recognized to other comprehensive income in accordance with actuarial valuation carried out in 2012.

In addition, under R.O.C. GAAP, a minimum pension liability should be recognized in the statement of financial position. If the accrued pension cost is less than the minimum pension liability, the difference should be recognized as an additional liability. Under IFRSs, there is no aforementioned requirement to recognize minimum pension liability.

As of January 1, 2012 and December 31, 2012, accrued pension cost of the Company was adjusted for an increase of NT$2,185.0 million and NT$2,801.2 million, respectively; deferred income tax assets were adjusted for an increase of NT$216.2 million and NT$334.1 million, respectively; noncontrolling interests were adjusted for a decrease of NT$13.4 million and NT$12.8 million, respectively. As of December 31, 2012, net loss not recognized as pension cost was adjusted for a decrease of NT$4.4 million. For the year ended December 31, 2012, pension cost and income tax expense of the Company were adjusted for a decrease of NT$57.6 million and NT$36.4 million, respectively; actuarial loss from defined benefit plans and income tax benefit related to components of other comprehensive income were recognized in the amount of NT$678.2 million and NT$81.4 million, respectively.

e)	Investments accounted for using the equity method

The Company has evaluated significant differences between current accounting policies and IFRSs for the Company’s associates and joint ventures accounted for using the equity method. The significant difference is mainly due to the adjustment to employee benefits.

In addition, if the investor subscribes to additional shares of associates and joint ventures that is disproportionate to its existing ownership percentage and results in a decrease in the investor’s ownership percentage in the associate and joint venture, the resulting carrying amount of the investment differs from the amount of the investor’s share in the equity of the associates and joint venture. Under R.O.C. GAAP, the investor records such a difference as an adjustment to the carrying amount of the investment with the corresponding amount charged or credited to capital surplus. Under IFRSs, such a difference is still adjusted to carrying amount of the investment and capital surplus. If the investor’s ownership interest in an associate and joint venture decreases, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate and joint venture shall be reclassified to profit or loss on the same basis as would be required if the associate and joint venture had directly disposed of the related assets or liabilities.

As of January 1, 2012 and December 31, 2012, as a result of the differences mentioned above, investment accounted for using the equity method was adjusted for a decrease of NT$7.8 million and NT$63.0 million, respectively; capital surplus was adjusted for a decrease of NT$374.7 million and NT$462.5 million, respectively. As of December 31, 2012, net loss not recognized as pension cost was adjusted for a decrease of NT$0.9 million. In addition, equity in earnings of equity method investees and share of other comprehensive income of associates and joint venture were adjusted for an increase of NT$44.5 million and adjusted for a decrease of NT$17.7 million for the year ended December 31, 2012; other gains and losses was adjusted for a gain of NT$5.0 million for the year ended December 31, 2012.

f)	10% tax on unappropriated earnings

A 10% tax is imposed on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) according to the Income Tax Law of the Republic of China. The Company records the 10% tax on unappropriated earnings in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated. Under IFRSs, the 10% tax on unappropriated earnings should be accrued during the period the earnings arise and the accrued tax is adjusted to the extent that distributions are approved by the shareholders in the following year. To the extent the Company does not have sufficient tax credits to offset the 10% tax, additional tax expense would be recognized under IFRSs.

As of January 1, 2012 and December 31, 2012, as a result of the differences mentioned above, additional income tax payable of NT$2,808.3 million and NT$9,629.3 million, respectively, were recognized. In addition, additional income tax expenses of NT$6,820.8 million were recognized for the year ended December 31, 2012.

g)	The reclassification of line items in the consolidated statement of profit or loss and other comprehensive income

In accordance with IFRSs, income from operations in the consolidated income statement only includes net revenue, cost of revenue and operating expenses. Under IFRSs, based on the nature of operating transactions, technical service income is reclassified under net revenue; rental revenue, depreciation of rental assets, net gain or loss on disposal of property, plant and equipment and other assets, and impairment loss on idle assets, are reclassified under other operating income and expenses, which are included in income from operations.

Under IFRSs, based on the nature of operating transactions, for the year ended December 31, 2012, the Company reclassified technical service income of NT$496.7 million to net revenue, rental revenue of NT$0.8 million, net gain on disposal of property, plant and equipment and other assets of NT$0.1 million, other income of NT$0.9 million, depreciation of rental assets of NT$6.7 million and impairment loss on idle assets of NT$444.5 million to other operating income and expenses. In addition, interest income of NT$1,645.0 million and dividend income of NT$71.1 million were also reclassified to other income; settlement income of NT$883.8 million, net gain on disposal of financial assets of NT$541.1 million, others of NT$499.9 million (under non-operating income and gains), net valuation loss on financial instruments of NT$252.5 million, impairment loss of financial assets of NT$4,231.6 million as well as others of NT$298.0 million (under non-operating expenses and losses) were reclassified to other gains and losses for the year ended December 31, 2012.