Form 20-F
period 2014-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2015-04-13
CIK 1046179

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

As of December 31, 2014, 25,929,662,436 Common Shares, par value NT$10 each were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☒                 Accelerated Filer  ☐                 Non-Accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*	Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American Depositary Shares representing such Common Shares

Taiwan Semiconductor Manufacturing Company Limited

i

EX-4.20 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION
EX-4.28 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION
EX-4.29 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION
EX-4.30 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION
EX-12.1 CERTIFICATION OF CO-CEO - RULE 13A-14(A)
EX-12.2 CERTIFICATION OF CO-CEO - RULE 13A-14(A)
EX-12.3 CERTIFICATION OF CFO - RULE 13A-14(A)
EX-13.1 CERTIFICATION OF CO-CEO - RULE 13A-14(B)
EX-13.2 CERTIFICATION OF CO-CEO - RULE 13A-14(B)
EX-13.3 CERTIFICATION OF CFO - RULE 13A-14(B)
EX-99.1 CONSENT OF DELOITTE & TOUCHE

“TSMC”, “tsmc”, and Open Innovation Platform (“OIP”) are some of our registered trademarks used by us in various jurisdictions, including the United States of America. All rights reserved.

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. Important factors that could cause those differences include, but are not limited to:

•	the volatility of the semiconductor and electronics industry;

•	overcapacity in the semiconductor industry;

•	the increased competition from other companies and our ability to retain and increase our market share;

•	our ability to develop new technologies successfully and remain a technological leader;

•	our ability to maintain control over expansion and facility modifications;

•	our ability to generate growth and profitability;

•	our ability to hire and retain qualified personnel;

•	our ability to acquire required equipment and supplies necessary to meet business needs;

•	our reliance on certain major customers;

•	the political stability of our local region; and

•	general local and global economic conditions.

Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the commercial production using 16/10-nanometer and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry as well as business acquisitions and financing plans. Please see “Item 3. Key Information — Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial and Operating Data

The selected consolidated statements of profit or loss and other comprehensive income data and other consolidated financial data for the years ended December 31, 2012, 2013 and 2014, and the selected consolidated statements of financial position data as of December 31, 2013 and 2014, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto, which have been prepared in accordance with International Financial Reporting Standards, or “IFRSs”, as issued by the International Accounting Standards Board, or “IASB”. The selected consolidated statement of financial position data as of December 31, 2012, set forth below, is derived from our audited consolidated financial statements not included herein. Since 2013 was the first year our audited consolidated financial statements were prepared in accordance with IFRSs, pursuant to the transitional relief granted by the U.S. Securities and Exchange Commission in respect of the first-time adoption of IFRSs, we have only provided financial statements and financial information for the financial years ended December 31, 2012, 2013 and 2014. Additionally, financial data as of and for the years ended December 31, 2010 and 2011 derived from our consolidated financial statements prepared in accordance with accounting principles generally accepted (“GAAP” or “R.O.C. GAAP”) in the Republic of China (“R.O.C.” or “Taiwan”) have not been included below.

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

	Year ended and as of December 31,
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in millions, except for percentages, earnings per share and per ADS)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Net revenue	506,745	597,024	762,806	24,139
Cost of revenue	(262,592)	(315,642)	(385,113)	(12,187)
Gross profit before realized (unrealized) gross profit on sales to associates	244,153	281,382	377,693	11,952
Realized (unrealized) gross profit on sales to associates	(25)	(21)	29	1
Gross profit	244,128	281,361	377,722	11,953
Operating expenses	(62,517)	(71,339)	(80,849)	(2,558)
Other operating income and expenses, net	(449)	47	(1,002)	(32)
Income from operations	181,162	210,069	295,871	9,363
Non-operating income and expenses, net	499	5,893	6,203	196
Income before income tax	181,661	215,962	302,074	9,559
Income tax expense	(22,375)	(32,112)	(47,890)	(1,515)
Net income	159,286	183,850	254,184	8,044
Other comprehensive income for the year, net of income tax	4,261	16,359	11,805	373
Total comprehensive income for the year	163,547	200,209	265,989	8,417
Net income attributable to shareholders of the parent	159,481	183,978	254,302	8,048
Net loss attributable to noncontrolling interests	(195)	(128)	(118)	(4)
Total comprehensive income attributable to shareholders of the parent	163,692	200,343	266,091	8,421
Total comprehensive loss attributable to noncontrolling interests	(145)	(134)	(102)	(4)
Basic earnings per share	6.15	7.10	9.81	0.31
Diluted earnings per share	6.15	7.10	9.81	0.31
Basic earnings per ADS equivalent	30.76	35.48	49.04	1.55
Diluted earnings per ADS equivalent	30.75	35.48	49.04	1.55
Basic weighted average shares outstanding	25,921	25,928	25,929	25,929
Diluted weighted average shares outstanding	25,928	25,930	25,930	25,930

	Year ended and as of December 31,
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in millions, except for cash dividend per common share)
Consolidated Statements of Financial Position Data:
Working capital	92,223	154,513	401,781	12,715
Long-term investments(1)	65,723	89,024	29,860	945
Property, plant and equipment	617,562	792,666	818,199	25,892
Intangible assets	10,960	11,490	13,531	428
Total assets	961,344	1,262,801	1,494,853	47,305
Hedging derivative financial liabilities	–	5,482	–	–
Long-term bonds payable	80,000	210,768	213,674	6,762
Accrued pension cost	6,781	6,802	6,568	208
Total liabilities	247,749	428,688	472,492	14,952
Capital stock	259,245	259,286	259,297	8,206
Equity attributable to shareholders of the parent	711,052	833,846	1,022,234	32,349
Noncontrolling interests	2,543	267	127	4
Cash dividend per common share(2)	3.0	3.0	3.0	0.1

	Year ended and as of December 31,
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in millions, except for percentages and operating data)
Other Financial Data:
Gross margin	48.2%	47.1%	49.5%	49.5%
Operating margin	35.8%	35.2%	38.8%	38.8%
Net margin	31.5%	30.8%	33.3%	33.3%
Capital expenditures	246,137	287,595	288,540	9,131
Depreciation and amortization	131,349	156,182	200,252	6,337
Cash generated by operating activities	284,963	347,384	421,524	13,339
Cash used in investing activities	(269,318)	(281,054)	(282,421)	(8,937)
Cash generated by (used in) financing activities	(13,589)	32,106	(32,328)	(1,023)
Effect of exchange rate changes and others	(2,118)	849	8,979	284
Net increase (decrease) in cash	(62)	99,285	115,754	3,663
Operating Data:
Wafer (300mm equivalent) shipment(3)	6,242	6,963	8,263	8,263
Billing Utilization Rate(4)	91%	91%	97%	97%

(1)	Investments accounted for using equity method, and noncurrent available-for-sale financial assets.
(2)	“Cash dividend per common share” was approved by our shareholders on June 12, 2012, June 11, 2013 and June 24, 2014, respectively. The numbers are rounded to one decimal point.
(3)	In thousands.
(4)	“Billing Utilization Rate” is equal to annual wafer shipment divided by annual capacity. Annual capacity includes wafers committed by Vanguard International Semiconductor Corporation (“VIS”) and Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). Please see “Item 7. Major Shareholders and Related Party Transactions— Related Party Transactions”.

Exchange Rates

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$”, “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. The translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made by the exchange rate as set forth in the statistical release of the Federal Reserve Board. Unless otherwise noted, all translations for the year 2014 were made at the exchange rate as of December 31, 2014, which was NT$31.60 to US$1.00. On April 3, 2015, the exchange rate was NT$30.87 to US$1.00.

The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged.

	NT dollars per U.S. dollar
	Average(1)	High	Low	Period-End
2012	29.47	29.91	29.05	29.05
2013	29.73	30.03	29.42	29.83
2014	30.38	31.60	29.87	31.60
October 2014	30.40	30.49	30.31	30.45
November 2014	30.73	30.99	30.48	30.99
December 2014	31.35	31.80	31.03	31.60
January 2015	31.64	32.00	31.06	31.75
February 2015	31.55	31.76	31.31	31.44
March 2015	31.44	31.71	31.19	31.24
April 2015 (through April 3, 2015)	31.05	31.24	30.87	30.87

(1)	Annual averages calculated from month-end rates and monthly averages calculated from daily closing rates.

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

In recent times, several major systemic economic and financial crises and natural disasters negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. These types of crises, including the prolonged decrease in economic growth or insolvency of major countries, could cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our products and services. For example, there could be knock-on effects from these types of crises on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products; customer insolvencies; and counterparty failures negatively impacting our treasury operations. Any future systemic political, economic or financial crisis or catastrophic natural disaster could cause revenues for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial condition of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances could reduce our operating income and net income. Thus, any future global economic crisis or catastrophic natural disaster could materially and adversely affect our results of operations.

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

The semiconductor industry and its technologies are constantly changing. We compete by developing process technologies using increasingly advanced nodes and on manufacturing products with more functions. We also compete by developing new derivative technologies. If we do not anticipate these changes in technologies and rapidly develop new and innovative technologies, or our competitors unforeseeably gain sudden access to additional technologies, we may not be able to provide foundry services on competitive terms. In addition, our customers have significantly decreased the time in which their products or services are launched into the market. If we are unable to meet these shorter product time-to-market, we risk losing these customers. These factors have also been intensified by the shift of the global technology market to consumer driven products such as mobile devices, and increasing concentration of customers and competition (all further discussed among these risk factors). If we are unable to innovate new technologies that meet the demands of our customers or overcome the above factors, our revenues may decline significantly. Although we have concentrated on maintaining a competitive edge in research and development, if we fail to achieve advances in technologies or processes, we may become less competitive.

If we are unable to manage our capacity and the streamlining of our production facilities effectively, our competitiveness may be weakened.

We perform long term market demand forecasts to estimate general economic and market conditions for our products and services. Based upon these estimates, we manage our overall capacity in accordance with market demand. Because market conditions may vary significantly and unexpectedly, our market demand forecast may change significantly at any time. Further, since certain manufacturing lines or tools in some of our manufacturing facilities may be suspended or shut down temporarily during periods of decreased demand, we may not be able to ramp up in a timely manner during periods of increased demand. During periods of continued decline in demand, our operating facilities may not be able to absorb and complete in a timely manner outstanding orders re-directed from shuttered facilities. Recently, we have been adding capacity to our 300mm wafer fabs in the Hsinchu Science Park, Southern Taiwan Science Park and Central Taiwan Science Park, based on our market demand forecasts taking into account the demand forecasts of our customers. As a result, our total monthly capacity for 300mm wafer fabs was increased from 414,680 wafers as of December 31, 2013 to 494,696 wafers as of December 31, 2014. Expansion and modification of our production facilities will, among other factors, increase our costs. For example, we will need to purchase additional equipment, train personnel to operate the new equipment or hire additional personnel. If we do not increase our net revenue accordingly, in order to offset these higher costs, our financial performance may be adversely affected. See “Item 4. Information on the Company — Capacity Management and Technology Upgrade Plans” for a further discussion.

We may not be able to implement our planned growth or development if we are unable to obtain sufficient financial resources to meet our future capital requirements.

Planning capital requirements is challenging in the highly dynamic, cyclical and rapidly changing semiconductor industry, especially during times of general market volatility in the fixed income, interest rates, foreign currencies and equities markets. From time to time and increasingly so for the foreseeable next few years, we will continue to need significant capital to fund our operations and manage our capacity in accordance with market demand. Our continued ability to obtain sufficient external financing is subject to a variety of uncertainties, including:

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

We rely on the continued services and contributions of our executive officers and skilled technical and other personnel. Our business could suffer if we lose, for whatever reasons, the services and contributions of some of these personnel and we cannot adequately replace them. We may be required to increase or reduce the number of employees in connection with any business expansion or contraction, in accordance with market demand for our products and services. Since there is intense competition for the recruitment of these personnel, we cannot ensure that we will be able to fulfill our personnel requirements in a timely manner during an economic upturn.

We may be unable to obtain in a timely manner and at a reasonable cost equipment that are necessary for us to remain competitive.

Our operations and ongoing expansion plans depend on our ability to obtain an appropriate amount of equipment and related services from a limited number of suppliers in a market that is characterized from time to time by limited supply and long delivery cycles. During such times, supplier-specific or industry-wide lead times for delivery can be as long as six months or more. To better manage our supply chain, we have implemented various business models and risk management contingencies with suppliers to shorten the procurement lead time. Further, the growing complexities especially in next-generation lithographic technologies may delay the timely availability of the equipment and parts needed to exploit time sensitive business opportunities and also increase the market price for such equipment and parts. If we are unable to obtain equipment in a timely manner to fulfill our customers’ demands on technology and production capacity, or at a reasonable cost, our financial condition and results of operations could be negatively impacted.

Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at reasonable prices.

Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals, and photoresist, on a timely basis. In the past, shortages in the supply of some materials, whether by specific vendors or by the semiconductor industry generally, have resulted in occasional industry-wide price adjustments and delivery delays. In addition, major natural disasters, political or economic turmoil occurring within the country of origin of such raw materials may also significantly disrupt the availability of such raw materials or increase their prices. Also, since we procure some of our raw materials from sole-source suppliers, there is a risk that our need for such raw materials may not be met or that back-up supplies may not be readily available. Our revenue and earnings could decline if we are unable to obtain adequate supplies of the necessary raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

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

Our ability to compete successfully and to achieve future growth will depend in part on the continued strength of our intellectual property portfolio. While we actively enforce and protect our intellectual property rights, there can be no assurance that our efforts will be adequate to prevent the misappropriation or improper use of our proprietary technologies, trade secrets, software or know-how. Also, we cannot assure you that, as our business or business models expand into new areas, or otherwise, we will be able to develop independently the technologies, trade secrets, patents, software or know-how necessary to conduct our business or that we can do so without unknowingly infringing the intellectual property rights of others. As a result, we may have to rely on, to a certain degree, licensed technologies and patent licenses from others. To the extent that we rely on licenses from others, there can be no assurance that we will be able to obtain any or all of the necessary licenses in the future on terms we consider reasonable or at all. The lack of necessary licenses could expose us to claims for damages and/or injunctions from third parties, as well as claims for indemnification by our customers in instances where we have contractually agreed to indemnify our customers against damages resulting from infringement claims.

We have received, from time-to-time, communications from third parties asserting that our technologies, manufacturing processes, the design of the integrated circuits made by us or the use by our customers of semiconductors made by us may infringe upon their patents or other intellectual property rights. Because of the nature of the industry, we may continue to receive such communications in the future. In some instances, these disputes have resulted in litigation. Recently, there has been a notable increase in the number of claims or lawsuits initiated by certain litigious, non-practicing entities and these litigious, non-practicing entities are also becoming more aggressive in their monetary demands and requests for court-issued injunctions. Such lawsuits or claims may increase our cost of doing business and may potentially be extremely disruptive if the plaintiffs succeed in blocking the trade of our products and services.

If we fail to obtain or maintain certain technologies or intellectual property licenses and, if litigation relating to alleged intellectual property matters occurs, it could prevent us from manufacturing or selling particular products or applying particular technologies, which could reduce our opportunities to generate revenues. See “Item 8. Financial Information — Legal Proceedings” for a further discussion.

We are subject to the risk of loss due to explosion and fire because some of the materials we use in our manufacturing processes are highly combustible.

We and many of our suppliers use highly combustible and toxic materials in our manufacturing processes and are therefore subject to the risk of loss arising from explosion, fire, or environmental influences which cannot be completely eliminated. Although we maintain many overlapping risk prevention and protection systems, as well as comprehensive fire and casualty insurance, our risk management and insurance coverage may not be sufficient to cover all of our potential losses. If any of our fabs or vendor facilities were to be damaged, or cease operations as a result of an explosion, fire, or environmental influences, it could reduce our manufacturing capacity and may cause us to lose important customers, thereby having a potentially adverse and material impact on our financial performance.

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

Over the years, our customer profile and the nature of our customers’ business have changed dramatically. While we generate revenue from hundreds of customers worldwide, our ten largest customers accounted for approximately 60%, 62% and 63 % of our net revenue in 2012, 2013 and 2014, respectively. Our largest customer accounted for 17%, 22% and 21% of our net revenue in 2012, 2013 and 2014, respectively. This customer concentration results in part from the changing dynamics of the electronics industry with the structural shift to mobile devices and applications and software that provide the content for such devices. There are only a limited number of customers who are successfully exploiting this new business model paradigm. Also, in order to respond to the new business model paradigm, we have seen the changes of nature in our customers’ business models. For example, there is a growing trend toward the rise of system houses that operate in a manner which make their products and services more marketable in a changing consumer market. The loss of, or significant curtailment of purchases by, one or more of our top customers, including curtailments due to increased competitive pressures, industrial consolidation, a change in their designs, or change in their manufacturing sourcing policies or practices of these customers, or the timing of customer or distributor inventory adjustments, or change in our major customers’ business models may adversely affect our results of operations and financial condition.

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

We are required to comply with various R.O.C. and U.S. laws and regulations on internal controls. But internal controls may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, fraud or corruption. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on the market price of our common shares and ADSs.

Our global manufacturing, design and sales activities subject us to risks associated with legal, political, economic or other conditions or developments in various jurisdictions, including in particular the R.O.C., which could negatively affect our business and financial status and therefore the market value of your investment.

The majority of our principal executive officers and our principal production facilities are located in the R.O.C., and a substantial majority of our net revenues are derived from our operations in the R.O.C. In addition, we have operations worldwide and a significant percentage of our revenue comes from sales to locations outside the R.O.C. Operating in the R.O.C. and overseas exposes us to changes in policies and laws, as well as the general political, economic and social conditions, outbreak of war or hostilities, terrorism, security risks, social unrests, protests, strikes, health conditions and possible disruptions in transportation networks, in the various countries in which we operate, which could result in an adverse effect on our business operations in such countries and our results of operations as well as the market price and the liquidity of our ADSs and common shares.

For example, the financial markets have viewed certain past developments in relations between the R.O.C. and P.R.C. as occasions to depress general market prices of the securities of Taiwanese companies, including our own. In addition, the R.O.C. government has not lifted some trade and investment restrictions imposed on Taiwanese companies on the amount and types of certain investments that can be made in P.R.C. In addition to the above factors, future expansions of our operations in Taiwan will likely be handicapped by shortages in water and electricity, the limited availability of commercial-use land, and experienced human resources.

Our operational results could also be materially and adversely affected by natural disasters, shortages or interruptions in the supply of utilities (such as water or electricity), in the locations in which we, our customers or our suppliers operate.

The frequency and severity of natural disasters and severe weather has been increasing, in part due to climate change. We have manufacturing and other operations in locations subject to natural disasters, such as severe weather, flooding, earthquakes, tsunamis, and droughts as well as interruptions or shortages in the supply of utilities, such as water and electricity, which could disrupt operations. We source key raw materials from locations subject to natural disasters, such as severe weather, flooding, earthquakes, tsunamis, and droughts, and any major natural disaster occurring in any such locations may cause disruptions to our business, operations and financial performance. In addition, our suppliers and customers also have operations in such locations. For example, most of our production facilities, as well as those of many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan and Japan, which are susceptible to earthquakes, tsunamis, flooding, typhoons, and droughts from time to time that may cause shortages in electricity and water. In addition, we have occasionally suffered power outages or surges in Taiwan caused by difficulties encountered by our electricity supplier, the Taiwan Power Company, or other power consumers on the same power grid, which have resulted in interruptions to our operations. While our business continuity management and emergency response plans are intended to prevent or minimize losses in the future, there is no assurance that the measures will fully eliminate the losses or our business insurance policies will fully cover any losses. One or more natural disasters, shortage or interruptions to the supply of utilities that results in a prolonged disruption to our operations, or the operations of our customers or suppliers, may adversely affect the results of our operations and financial conditions.

Our failure to comply with applicable environmental and climate related laws and regulations, as well as international laws, regulations and accords to which we are subject, could also harm our business and operational results.

The manufacturing, assembling and testing of our products require the use of metals, chemicals, minerals and materials that are subject to environmental, climate-related, health and safety, and humanitarian conflict-free sourcing laws (such as the U.S. SEC rule for filing Form SD to disclose the origins of certain strategic minerals), regulations and guidelines issued worldwide. Although we may be eligible for various exemptions and/or extensions of time for compliance, our failure to comply with any of these applicable laws or regulations could result in:

•	significant penalties and legal liabilities, such as the denial of import permits;

•	the temporary or permanent suspension of production of the affected products;

•	unfavorable alterations in our manufacturing, fabrication and assembly and test processes;

•	challenges from our customers that place us at a significant competitive disadvantage, such as loss of actual or potential sales contracts in case we are unable to satisfy the conditions regarding environmental laws or requirements by our customers;

•	restrictions on our operations or sales;

•	loss of tax benefits, including termination of current tax incentives, disqualification of tax credit application and repayment of the tax benefits that we are not entitled to; and

•	damages to our goodwill and reputation.

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

In addition, our inability to timely obtain environmental related approvals needed to undertake the development and construction of a new fab or expansion project may delay, limit, or increase the cost of our expansion plans that could also in turn adversely affect our business and operational results. In light of increased public interest in environmental issues, our operations and expansion plans may be adversely affected or delayed responding to public concern and social environmental pressures even if we comply with all applicable laws and regulations.

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

Over one-half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. In 2014, more than 90% of our revenue were denominated in U.S. dollars and currencies other than NT dollars. Therefore, any significant fluctuation to our disadvantage in such exchange rates would have an adverse effect on our financial condition. Specifically, based on our 2014 results, every 1% depreciation of the U.S. dollar against the NT dollar exchange rate may result in approximately 0.4 percentage point decrease in our operating margin. In addition, fluctuations in the exchange rate between the U.S. dollar and the NT dollar may affect the U.S. dollar value of our common shares and the market price of the ADSs and of any cash dividends paid in NT dollars on our common shares represented by ADSs. Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a further discussion on the possible impact of other market factors on our results of operations.

Fluctuations in inflationary and deflationary expectations and resulting general market volatility could negatively affect costs of and demand for our products and services, which may harm our financial results.

The world economy is becoming more vulnerable to sudden unexpected fluctuations in inflationary and deflationary expectations and conditions. Both high inflation and deflation adversely affect an economy, at both the macro and micro levels, by reducing economic efficiency and disrupting saving and investment decisions. These macro-economic changes have resulted in general world market volatility across all assets classes. Such fluctuations and volatility may negatively affect the costs of our operations and the business operations of our customers who may be forced to plan their purchases of our goods and services within an uncertain economy. Therefore, the demand for our products and services could unexpectedly fluctuate severely in accordance with expectations of inflation or deflation as affected by macro market volatility. Please see “Item 5. Operating and Financial Reviews and Prospects — Inflation & Deflation” for a further discussion.

Amendments to existing tax regulations or new tax legislation in the R.O.C. may have an adverse effect on our net income.

While we are subject to tax laws and regulations in various jurisdictions in which we operate or conduct business, our principal operations are conducted in the R.O.C. and we are exposed primarily to taxes levied by the government of the R.O.C. Any unfavorable changes of tax laws and regulations in this jurisdiction could increase our effective tax rate and have an adverse effect on our operating results. See “Item 5. Operating and Financial Reviews and Prospects – Taxation” for further discussion of significant tax regulation changes.

If certain of our strategic investments fail to achieve their respective forecasted returns or objectives, we may suffer financial losses that may materially lower our profit margin and distributable earnings.

From time to time, we have made or will make a series of strategic investments. For example, we have invested to develop potential business in solar power. There is no guarantee that any of such investments will be successful commercially. Any such investment will incur risks, which may result in losses even with careful management. Any such loss resulting from such investments may result in significant impairment charges, lower profit margin and ultimately lower distributable earnings. For further information on these investments, please see “Item 4. Information on the Company—Our Subsidiaries and Affiliates”.

If our internet security systems succumb to cyber attacks initiated by third party entities worldwide, our manufacturing as well as daily operations may be severely interrupted or shutdown indefinitely that may materially harm our financial results, our commitments to our customers and stakeholders and corporate goodwill.

Even though we have established a comprehensive internet and computing security network, we cannot guarantee that our computing systems which control or maintain vital corporate functions like our manufacturing operations and enterprise accounting would be completely immune to crippling cyber viral attacks launched by third party to gain unauthorized access to our internal network systems to sabotage our operations and goodwill. In the event of a serious cyber attack, our systems may lose important corporate data and our production lines may be shutdown indefinitely pending the resolution of such attack. These cyber attacks may also attempt to steal our trade secrets and other intellectual properties and other sensitive information, such as personal information of our employees and proprietary information of our customers and other stakeholders. Malicious hackers may also try to introduce computer viruses or corrupted software into our network systems to disrupt our operations or spy for sensitive information. These attacks may result in us having to pay damages for our delayed or disrupted orders or incur significant expenses in attempting to re-establish control over our network. If we are not able to timely resolve the technical difficulties caused by such cyber attacks, our financial results as well as our commitments to our customers and other stakeholders may be materially impaired.

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

One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund of Taiwan, R.O.C. which owned 6.38% of TSMC’s outstanding shares as of February 28, 2015, has from time to time in the past sold our shares in the form of ADSs in several transactions.

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

Business Overview of the Company

As a foundry, we manufacture semiconductors using our manufacturing processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of wafer fabrication processes, including processes to manufacture CMOS logic, mixed-signal, radio frequency, embedded memory, BiCMOS mixed-signal and other semiconductors. We estimate that our revenue market segment share among total foundries worldwide was 54% in 2014. We also offer design, mask making, bumping, probing, and assembly and testing services.

We believe that our large capacity, particularly for advanced technologies, is a major competitive advantage. Please see “— Manufacturing Capacity and Technology” and “— Capacity Management and Technology Upgrade Plans” for a further discussion of our capacity.

We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor, system companies to integrated device manufacturers, including, but not limited to, Advanced Micro Devices, Inc., Broadcom Corporation, Freescale Semiconductor, Inc., Huawei Tech, Marvell Semiconductor Inc., MediaTek Inc., NVIDIA Corporation, NXP Semiconductors, OmniVision Technologies, Qualcomm Inc. and Texas Instruments Inc. Fabless semiconductor and system companies accounted for approximately 85%, and integrated device manufacturers accounted for approximately 15% of our net revenue in 2014.

Our Semiconductor Facilities

We currently operate one 150mm wafer fab, six 200mm wafer fabs and three 300mm wafer fabs. Our corporate headquarters and five of our fabs are located in the Hsinchu Science Park, two fabs are located in the Southern Taiwan Science Park, one fab is located in the Central Taiwan Science Park, one fab is located in the United States, and one fab is located in Shanghai. Our corporate headquarters and our five fabs in Hsinchu occupy parcels of land of a total of approximately 559,304 square meters. We lease these parcels from the Hsinchu Science Park Administration in Hsinchu under agreements that will be up for renewal between June 2015 and December 2033. We have leased from the Central Taiwan Science Park Administration a parcel of land of approximately 184,408 square meters for our Taichung fabs under agreements that will be up for renewal in September 2029. We have leased from the Southern Taiwan Science Park Administration approximately 765,270 square meters of land for our fabs in the Southern Taiwan Science Park under agreements that will be up for renewal between July 2017 and July 2034. We also own approximately 143,215 square meters of land located in Miaoli, Taiwan. WaferTech owns a parcel of land of approximately 1,052,186 square meters in the State of Washington in the United States, where the WaferTech fab and related offices are located. TSMC China owns the land use rights of 369,087 square meters of land in Shanghai, where Fab 10 and related offices are located. Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs. We are expanding our 300mm fabrication capacity and research and development through Fab 12 in the Hsinchu Science Park, Fab 14 in the Southern Taiwan Science Park and Fab 15 in the Central Taiwan Science Park. Total monthly capacity for 300mm wafer fabs was increased from 414,680 wafers as of December 31, 2013 to 494,696 wafers as of December 31, 2014. We will continuously evaluate our capacity in light of prevailing market conditions.

Semiconductor Manufacturing Capacity and Technology

We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers or third party designers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net revenue of advanced semiconductors with a resolution of 28-nanometer and below, and are one of the leaders in the semiconductor manufacturing industry generally. We are the first dedicated foundry with proven low-k interconnect technology in commercial production from the 0.13 micron node down to 28-nanometer node. In 2012, we continued 20-nanometer technology development to provide a migration path from 28-nanometer for both performance driven products and mobile computing applications. In 2014, we started volume production of 20-nanometer technology and continued the development of 16- and 10-nanometer technologies.

The following table lists our fabs and those of our affiliates, together with the year of commencement of commercial production, technology and capacity during the last three years:

Fab(1)	Year of commencement	Current most advanced technology for volume production(2)	Monthly capacity(3)(4)(5)
			2012	2013	2014
2	1990	450	21,516	21,623	21,623
3	1995	150	45,788	42,975	42,768
5	1997	150	22,155	14,891	16,157
6	2000	110	44,640	64,044	67,650
8	1998	110	39,817	32,348	34,926
10	2004	150	35,689	37,200	41,333
11	1998	150	16,667	16,889	17,222
12	2001	20	128,776	124,912	127,998
14	2004	20	186,161	190,001	252,350
15	2012	28	51,903	99,767	114,348

Total(5)			593,112	644,650	736,375

(1)	Fab 2 produces 150mm wafers. Fabs 3, 5, 6, 8, 10 and Fab 11 (WaferTech) produce 200mm wafers. Fab 12, Fab 14 and Fab 15 produce 300mm wafers. Fabs 2, 3, 5, 8 and 12 are located in Hsinchu Science Park. Fab 6 and Fab 14 are located in the Southern Taiwan Science Park. Fab 15 is located in Central Taiwan Science Park. WaferTech is located in the United States and Fab 10 is located in Shanghai.
(2)	In nanometers, as of year-end.
(3)	Estimated capacity in 300mm equivalent wafers as of year-end for the total technology ranges available for production.
(4)	Under an agreement with VIS, TSMC is required to use its best commercial efforts to maintain utilization of a certain amount of reserved capacity as agreed by both parties. Please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Vanguard International Semiconductor Corporation” for a discussion of certain of the VIS contract terms. The amounts to be used at VIS are not included in our monthly capacity figures.
(5)	Under an agreement with SSMC, TSMC is required to maintain utilization of a certain amount of reserved capacity as agreed by the parties. Please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Systems on Silicon Manufacturing Company Pte. Ltd.” for a discussion of certain of the SSMC contract terms. The amounts to be used at SSMC are not included in our monthly capacity figures.

As of December 31, 2014, our monthly capacity (in 300mm equivalent wafers) was 736,375 wafers, compared to 644,650 wafers at the end of 2013. This increase was primarily due to the expansion of our 20-nanometer advanced technology. Our semiconductor manufacturing facilities require substantial investment to construct and are largely fixed-cost assets once they are in operation. Because we own most of our manufacturing capacity, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins.

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

Our capital expenditures in 2012, 2013 and 2014 were NT$246,137 million, NT$287,595 million and NT$288,540 million (US$9,522 million, translated from a weighted average exchange rate of NT$30.303 to US$1.00), respectively. Our capital expenditures in 2015 are expected to be approximately US$11.5 billion to US$12.0 billion, which, depending on market conditions, may be adjusted later. Our capital expenditures for 2012 and 2013 were funded by our operating cash flow and the issuance of corporate bonds and the capital expenditures for 2014 were funded by operating cash flow. Our capital expenditures for 2015 are expected to be funded primarily by our operating cash flow. In 2015, we anticipate our capital expenditures to focus primarily on the following:

•	adding production capacity to our 300mm wafer fabs;

•	developing new process technologies in 10-nanometer node and below;

•	expanding buildings/facilities for Fab 12, Fab 14 and Fab 15;

•	other research and development projects; and

•	capacity expansion for mask and backend operations.

These investment plans are still preliminary and may change according to market conditions.

Markets and Customers

The primary customers of our foundry services are fabless semiconductor companies, systems companies and integrated device manufacturers. The following table presents the breakdown of net revenue, including foundry services and others, by type of customers during the last three years:

	Year ended December 31,
	2012		2013		2014
Customer Type	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
Fabless semiconductor companies/systems companies	432,090	85.3%	519,142	87.0%	646,936	84.8%
Integrated device manufacturers	74,007	14.6%	76,967	12.9%	114,620	15.0%
Others	648	0.1%	915	0.1%	1,250	0.2%

Total	506,745	100.0%	597,024	100.0%	762,806	100.0%

We categorize our net revenue mainly based on the country in which the customer is headquartered, which may be different from the net revenue for the countries to which we actually sell or ship our products or different from where products are actually ordered. Under this approach, the following table presents a regional geographic breakdown of our net revenue during the last three years:

	Year ended December 31,
	2012		2013		2014
Region	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
North America	345,478	68.2%	425,053	71.2%	527,256	69.1%
Asia Pacific	73,381	14.5%	78,500	13.2%	98,423	12.9%
China	24,674	4.9%	37,646	6.3%	50,514	6.6%
EMEA(1)	46,430	9.1%	41,288	6.9%	46,777	6.2%
Japan	16,782	3.3%	14,537	2.4%	39,836	5.2%

Total	506,745	100.0%	597,024	100.0%	762,806	100.0%

(1)	EMEA stands for Europe, Middle East, and Africa.

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

Some of our customers have entered into arrangements with us to ensure that they have access to specified capacity. These arrangements are primarily in the form of deposit agreements; and advanced cash deposits are made by customers for specified capacity at our fabs. Deposits are generally refunded when the terms and conditions set forth in the deposit agreement are satisfied and shipments have been made. As of December 31, 2014, we held approximately US$950 million on deposit to reserve future capacity.

The Semiconductor Fabrication Process

In general, the semiconductor manufacturing process begins with a thin silicon wafer on which an array of semiconductor devices is fabricated. The following processes cover assembly, packaging, and testing of the semiconductor devices. Our focus is on wafer fabrication although we also provide all other services either directly or through outsourcing arrangements.

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

High Voltage Semiconductors. We currently offer a range of high-voltage processes including high voltage CMOS (“HVCMOS”), bipolar-CMOS-DMOS (Diffusion Metal Oxide Semiconductor) (“BCD”) and ultra-high voltage technology (“UHV”), ranging from 5V to 800V, which are suitable for various panel-size display driver and power supply applications.

The table below presents a breakdown of our net revenue during the last three years by each semiconductor type:

	Year ended December 31,
	2012		2013		2014
Semiconductor Type	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
CMOS
Logic	352,139	69.5%	424,868	71.2%	573,539	75.2%
Mixed-Signal(1)	150,905	29.8%	167,333	28.0%	183,676	24.1%
Others	3,701	0.7%	4,823	0.8%	5,591	0.7%

Total	506,745	100.0%	597,024	100.0%	762,806	100.0%

(1)	Mixed-signal semiconductors made with the CMOS process.

Design and Technology Platforms. Modern IC designers need sophisticated design infrastructure to optimize productivity and cycle time. Such infrastructure includes design flow for electronic design automation (“EDA”), silicon proven building blocks such as libraries and intellectual properties, simulation and verification design kits such as process design kit (“PDK”) and technology files. All of this infrastructure is built on top of the technology foundation, and each technology needs its own design infrastructure to be usable for designers. This is the concept of our technology platforms.

For years, we and our alliance partners have spent considerable effort, time and resources to build our technology platforms. We unveiled an Open Innovation Platform® (“OIP”) initiative in 2008 to further enhance our technologies offerings. More OIP deliverables were introduced in 2014. In the design methodology area, we announced the release of 16-nanometer Fin Field-Effect Transistor (“FinFET”) Plus (“16FF+”) reference flow for both full-chip and IP design.

Multi-project Wafers Program (“CyberShuttle”). To help our customers reduce costs, we offer a dedicated multi-project wafer processing service that allows us to provide multiple customers with circuits produced with the same mask. This program reduces mask costs by a very significant amount, resulting in accelerated time-to-market for our customers. We have extended this program to all of our customers and library and intellectual property partners using our broad selection of process technologies, ranging from the latest 16FF+/16-, 20-, 28-, 40-, 45-, 55- and 65-nanometer processes to 0.18-, 0.25-, 0.35- and 0.5-micron. This extension offers a routinely scheduled multi-project wafer run to customers on a shared-cost basis for prototyping and verification.

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

Customer Service

We believe that our dedication to customer service has been an indispensable factor in attracting new customers, helping to ensure the satisfaction of existing customers, and building a mutually beneficial relationship with our customers. The key elements are our:

•	customer-oriented culture through multi-level interaction with customers;

•	ability to deliver products of consistent quality, competitive ramp-up speed and fast yield improvement;

•	responsiveness to customer’s issues and requirements, such as engineering change and special wafer handling requests;

•	flexibility in manufacturing processes, supported by our competitive technical capability and production planning;

•	dedication to help reduce customer costs through collaboration and services, such as our multi-project wafer program, which combines multiple designs on a single mask set for cost-saving; and

•	availability of our online service which provides necessary information in design, engineering and logistics to ensure seamless services to our customers throughout product life cycle.

We also conduct an annual customer satisfaction survey to assess customer satisfaction and to ensure that their needs are adequately understood and addressed. Continuous improvement plans based upon customer feedback are an integral part of this business process. We use data derived from the survey as a key indicator of our corporate performance as well as a leading indicator of future performance. We believe that satisfaction leads to better customer relationships, which would result in more business opportunities.

Research and Development

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the introduction of new technologies to meet customers’ demands and in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and to maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$40,387 million, NT$47,952 million and NT$56,829 million (US$1,798 million) in 2012, 2013 and 2014, respectively, on research and development, which represented 8.0%, 8.0% and 7.4% of our net revenue, respectively. We plan to continue to invest significant amounts on research and development in 2015, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have allowed us to provide our customers access to certain advanced process technologies, such as 28-nanometer and 20-nanometer technology for volume production, prior to the implementation of those advanced process technologies by many integrated device manufacturers and our competitors. In addition, we expect to advance our process technologies further down to 16/10-nanometer and below in the coming years to maintain our technology leadership. We will also continue to invest in research and development for our mature technologies offerings to provide function-rich process capabilities to our customers. Our research and development efforts are divided into centralized research and development activities and research and development activities undertaken by each of our fabs. Our centralized research and development activities are principally directed toward developing new Logic, system-on-chip (“SOC”), derivatives and package/system-in-package (“SIP”) technologies, and cost-effective 3D-IC wafer level packaging solutions, including Integrated Fan-Out (“InFO”) and Chip-on-Wafer-on-Substrate (“CoWoS”) technologies. Fab-related research and development activities mostly focus on upgrading the manufacturing process technologies.

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

The principal pieces of equipment used by us to manufacture semiconductors are scanners, cleaners and track equipment, inspection equipment, etchers, furnaces, wet stations, strippers, implanters, sputterers, chemical vapor deposition (CVD) equipment, chemical mechanism polish (CMP) equipment, testers and probers. Other than certain equipment under leases located at testing areas, we own all of the equipment used at our fabs.

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

Raw Materials

Our manufacturing processes use many raw materials, primarily silicon wafers, chemicals, gases and various types of precious metals. Raw materials costs constituted 13.6%, 12.5% and 13.2% of our net revenue in 2012, 2013 and 2014, respectively. Although most of our raw materials are available from multiple suppliers, some materials are purchased through sole-sourced vendors. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material whenever possible so that a quality or delivery problem with any one vendor will not adversely affect our operations. The quality and delivery performance of each vendor is evaluated quarterly and quantity allocations are adjusted for subsequent periods based on the evaluation.

The most important raw material used in our production is silicon wafers, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Shin-Etsu Handotai and SUMCO Corporation of Japan, SunEdison Semiconductor Ltd. of the United States, Siltronic AG of Germany and Formosa Sumco Technology Corporation of Taiwan. Together they supplied approximately 94.2%, 93.3% and 94.3% of our total wafer needs in 2012, 2013 and 2014, respectively. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of wafers. Please see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business” for a discussion of the risk related to raw materials. In order to secure a reliable and flexible supply of high quality wafers, we have entered into long-term agreements and intend to continue to develop strategic relationships with major wafer vendors to cover our anticipated wafer needs for future years. Also, we actively address supply chain issues and bring together fab operations, materials management, quality system and risk management teams to mitigate potential supply chain risks and enhance supply chain agility. This taskforce works with our primary suppliers to review their business continuity plans, qualify their dual-plant materials, prepare safety inventories, improve the quality of their products and manage the supply chain risk of their suppliers.

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

Electricity and Water

We use electricity supplied by the Taiwan Power Company in our manufacturing process in Taiwan. We have occasionally suffered power outages or surges caused by difficulties encountered by the Taiwan Power Company, which have led to interruptions in our production schedule. The semiconductor manufacturing process uses extensive amounts of electricity and fresh water. Due to the growth of manufacturers in the Hsinchu Science Park, Southern Taiwan Science Park and Central Taiwan Science Park, and the droughts that Taiwan experiences from time to time, there is concern regarding future availability of sufficient electricity and fresh water and the potential impact that insufficient electricity and water supplies may have on our semiconductor production. To help address these potential shortages, we have adopted various natural resources conservation methodologies.

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

For further information, please see detailed risk factors related to the impact of climate change regulations and international accords, and business trends on our operations in “Item 3. Key Information—Risk Factors—Risks Relating to Our Business”.

Our Subsidiaries and Affiliates

Vanguard International Semiconductor Corporation (“VIS”). In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated dynamic random access memory (“DRAM”) manufacturer. VIS commenced volume commercial production in 1995 and listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange) in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. On April 14, 2014, we sold 82 million common shares of VIS. After this sale, we owned approximately 33.7% of the equity interest in VIS. As of February 28, 2015, we owned approximately 33.3% of the equity interest in VIS. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

WaferTech in the United States. In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a US$1.2 billion foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. As of February 28, 2015, we owned 100% of the equity interest in WaferTech.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Philips and EDB Investment Pte. Ltd. to found a joint venture, SSMC, and build a fab in Singapore. The SSMC fab commenced production in December 2000. As of February 28, 2015, we owned approximately 38.8% of the equity interest in SSMC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

Global Unichip Corporation (“GUC”). In January 2003, we acquired a 52.0% equity interest in GUC, a System-on-Chip (SoC) design service company that provides large scale SoC implementation services. GUC has been listed on Taiwan Stock Exchange since November 3, 2006. As of February 28, 2015, we owned approximately 34.8% of the equity interest in GUC.

TSMC China. In August 2003, we established TSMC China (of which the manufacturing entity is Fab 10), a wholly-owned subsidiary primarily engaged in the manufacturing and selling of integrated circuits. TSMC China commenced production in late 2004.

VisEra Technologies Company, Ltd. (“VisEra”). In October 2003, we and OmniVision Technologies Inc., entered into a shareholders’ agreement to form VisEra Technologies Company, Ltd., a joint venture in Taiwan, for the purpose of providing back-end manufacturing service. As of February 28, 2015, we owned approximately 42.7% of the equity interest in VisEra Technologies Company Ltd.

Xintec, Inc. (“Xintec”). In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Since June 2013, we were no longer deemed to be a controlling entity of Xintec due to the addition of independent directors to Xintec’s board, which resulted in our appointed directors on its board representing less than a majority. As a result, we no longer consolidated Xintec in our financial statements. As of February 28, 2015, we owned approximately 39.9% of the equity interest in Xintec. On March 30, 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 34.6%.

Motech Industries, Inc. (“Motech”). In February 2010, we acquired a 20.0% equity interest in Motech, a Taiwan solar cell manufacturer. Motech has been a publicly traded company on the R.O.C. Over-the-Counter (Taipei Exchange) since May 2003. In August 2011, we transferred our 20.0% equity interest in Motech to TSMC Solar Ltd. As of February 28, 2015, we owned approximately 19.8% of the equity interest in Motech. On March 2, 2015, Motech and Topcell Solar International Co., Ltd merged, with Motech being the surviving entity. After the closing of such merger currently scheduled in July, 2015, our shareholding in Motech is expected to be diluted to approximately 18.0%.

TSMC Solar Ltd. (“TSMC Solar”). We transferred our solar businesses into our subsidiary, TSMC Solar, in August 2011. TSMC Solar is engaged in research, development, design, manufacture and sales of technologies and products related to renewable energy and energy saving. As of February 28, 2015, we owned approximately 99.1% of the equity interest in TSMC Solar.

TSMC Solid State Lighting Ltd. (“TSMC SSL”). TSMC SSL is engaged in research, development, design, manufacture and sales of solid state lighting devices and related application products and systems. On December 31, 2014, we reclassified TSMC SSL as a disposal group held for sale. On February 17, 2015, TSMS SSL ceased to be our subsidiary because all of our shares in TSMC SSL were sold to Epistar Corporation. On March 18, 2015, TSMC SSL was renamed as CHIP STAR Ltd.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEWS AND PROSPECTS

Overview

We manufacture a variety of semiconductors based on designs provided by our customers. Our business model is commonly called a “dedicated semiconductor foundry.” The foundry segment of the semiconductor industry as a whole experienced rapid growth over the last 28 years since our inception. As the leader of the foundry segment of the semiconductor industry, our net revenue and net income attributable to shareholders of the parent were NT$506,745 million and NT$159,481 million in 2012, NT$597,024 million and NT$183,978 million in 2013 and NT$762,806 million (US$24,139 million) and NT$254,302 million (US$8,048 million) in 2014, respectively. Our net revenue in 2013 increased by 17.8% from 2012, mainly due to continuous growth in customer demand and increase in sales of our 28-nanometer products, which commanded a higher selling price. Our net revenue in 2014 increased by 27.8% from 2013, mainly due to the introduction of the 20-nanometer products and continuing strong demand for 28-nanometer products.

The principal source of our revenue is wafer fabrication, which accounted for approximately 94.9% of our net revenue in 2014. The rest of our net revenue was majorly derived from mask making, design, and royalty income. Factors that significantly impact our revenue include:

•	the worldwide demand and capacity supply for semiconductor products;

•	pricing;

•	capacity utilization;

•	availability of raw materials and supplies;

•	technology migration; and

•	fluctuation in foreign currency exchange rate.

Though equally important, three of the above factors are discussed as follows:

Pricing. We establish pricing levels for specific periods of time with our customers, some of which are subject to adjustment during the course of that period to take into account market developments and other factors. We believe that our large capacity, flexible manufacturing capabilities, focus on customer service and timely delivery of high yield products have contributed to our ability to obtain premium pricing for our wafer products.

Production Capacity. We currently own and operate our semiconductor manufacturing facilities, the aggregate production capacity for which had been expanded from 593,112 300mm equivalent wafers per month as of the end of 2012 to 644,650 300mm equivalent wafers per month as of the end of 2013 and to 736,375 300mm equivalent wafers per month as of the end of 2014.

Technology Migration.

Our operations utilize a variety of process technologies, ranging from mature process technologies of 0.5 micron or above circuit resolutions to advanced process technologies of 20-nanometer circuit resolutions. The table below presents a breakdown of wafer revenue by circuit resolution during the last three years:

	Year ended December 31,
	2012	2013	2014
Resolution	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)
20-nanometer	0%	0%	9%
28-nanometer	12%	30%	33%
40/45-nanometer	27%	20%	16%
65-nanometer	23%	16%	14%
90-nanometer	9%	8%	7%
0.11/0.13 micron	6%	4%	3%
0.15 micron	4%	4%	3%
0.18 micron	11%	12%	10%
0.25 micron	4%	3%	3%
0.35 micron	2%	2%	1%
≥0.5 micron	2%	1%	1%
Total	100%	100%	100%

(1)	Percentages represent wafer revenue by technology as a percentage of total wafer revenue, which excludes revenue associated with mask making, design, royalty income, etc. Total wafer revenue excludes sales returns and allowances.

First-Time Adoption of IFRSs

On May 14, 2009, the R.O.C. FSC announced that all companies with shares listed on TWSE, including us, were required to prepare consolidated financial statements in accordance with the IFRSs adopted for use in Taiwan (“Taiwan-IFRSs”) starting January 1, 2013, with a transition date of January 1, 2012. We have prepared and reported our consolidated financial statements under Taiwan-IFRSs and published such financial statements as required under the applicable regulations and listing rules of the TWSE since first quarter of 2013. Prior to 2013, we prepared and reported our consolidated financial statements in accordance with R.O.C. GAAP.

In addition, for our continuing US SEC reporting obligations, we are required to report our financial statements under IFRSs as issued by the IASB. Therefore, the consolidated financial statements included herein have been prepared in accordance with IFRSs as issued by the IASB. See note 42 to our 2013 consolidated financial statements not included herein for the explanation of how the transition from R.O.C. GAAP to IFRSs has affected the reported financial position, financial performance, and cash flows.

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

Revenue Recognition. We recognize revenue from the sale of goods when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	We have transferred to the buyer the significant risks and rewards of ownership of the goods;

•	We retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to us; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

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

The provisions recorded as the deduction of revenue were NT$7,187 million, NT$6,633 million and NT$10,506 million (US$332 million), respectively, representing 1.4%, 1.1% and 1.4% of our gross revenue for the years ended December 31, 2012, 2013 and 2014.

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

Because of the short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt expense which is recorded in the operating expenses-general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

As of December 31, 2013 and 2014, the allowances set aside for doubtful receivables were NT$487 million and NT$487 million (US$15 million), respectively, representing 0.7% and 0.4% of our gross notes and accounts receivables as of those dates.

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

Realization of Deferred Income Tax Assets. When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We generally recognize deferred tax assets to the extent that it is probable that sufficient taxable benefits will be available to utilize. The income tax benefit or expense is recorded when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. Specifically, our realization of deferred income tax assets is impacted by our expected future revenue growth and profitability, tax holidays, Alternative Minimum Tax (“AMT”), 10% tax imposed on unappropriated earnings and the amount of tax credits that can be utilized within the statutory period. In determining the amount of deferred tax assets as of December 31, 2014, we considered past performance, the general outlook of the semiconductor industry, business conditions, future taxable income and prudent and feasible tax planning strategies.

Because the determination of the amount of realization of the deferred tax assets is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the realization of the deferred tax assets that we have recorded. As of December 31, 2013 and 2014, the deferred tax assets were NT$7,145 million and NT$5,139 million (US$163 million), respectively. The deferred tax assets decreased by NT$2,006 million in 2014, mainly due to the utilization of the deferred tax assets relating to investment tax credit.

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

For purposes of evaluating the recoverability of tangible and intangible assets other than goodwill, assets purchased for use in the business but subsequently determined to have no future economic benefits are written down to their recoverable amount. For the years ended December 31, 2012, 2013 and 2014, we recognized the impairment loss of NT$445 million, nil and NT$240 million (US$8 million), respectively. As of December 31, 2013 and 2014, net tangible and intangible assets amounted to NT$798,529 million and NT$825,841 million (US$26,134 million), respectively.

Noncurrent Assets Held for Sale. Noncurrent assets or disposal groups are classified as noncurrent assets held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the noncurrent asset held for sale is available for immediate sale in its present condition. To meet the criteria for the sale being highly probable, the appropriate level of management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the committed sale plan involves loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale, regardless of whether a noncontrolling interest in its former subsidiary is retained after the sale.

Noncurrent assets classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell. Recognition of depreciation would cease. We have reclassified TSMC SSL as a disposal group held for sale in the consolidated statements of financial position as of December 31, 2014. The expected fair value of TSMC SSL, determined based on the price agreed in the sale agreement, less costs to sell was substantially lower than the carrying amount of the related net assets; as such, for the year ended December 31, 2014, an impairment loss of NT$735 million (US$23 million) was recognized under other operating gains and losses. As of December 31, 2014, noncurrent assets held for sale and liabilities directly associated with noncurrent assets held for sale were NT$944 million (US$30 million) and NT$219 million (US$7 million), respectively. Please see “Item 4. Our Subsidiaries and Affiliates—TSMC Solid State Lighting Ltd. (“TSMC SSL”)” for further details.

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

Goodwill recorded from the acquisition of TSMC-Acer and WaferTech is evaluated for impairment on an annual basis. Based on our most recent evaluation, the recoverable amount calculated by discounting projected cash flow in five years was higher than the associated carrying value. As a result, we did not record any impairment charge. As of December 31, 2013 and 2014, goodwill amounted to NT$5,627 million and NT$5,889 million (US$186 million), respectively. The change in the NT dollar amount of goodwill was due to changes in the exchange rate between NT dollar and U.S. dollar.

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

In 2012, an impairment loss of NT$1,187 million was recorded from a certain invested company. In 2013, because the recoverable amount of the aforementioned investment had increased to be higher than its carrying amount before the 2012 impairment, the impairment loss of NT$1,187 million recognized in prior year was reversed. As of December 31, 2013 and 2014, investments accounted for using equity method amounted to NT$28,157 million and NT$28,060 million (US$888 million), respectively.

Accounting for investments in private and publicly-traded securities. We hold equity interests in companies, some of which are publicly traded and have highly volatile share prices. From time to time, we also hold investments in debt securities. We review all of our investments for impairment on a quarterly basis and record an impairment charge when we believe an investment has experienced a significant or prolonged decline in fair value. Determining whether a significant or prolonged decline in fair value of the investment has occurred is highly subjective. Such evaluation is dependent on the specific facts and circumstances. Factors we consider include, but are not limited to, the following: the market value of the security in relation to its cost basis, the duration of the decline in fair value, the financial condition of the investees and our intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment. Impairment reviews with respect to private security investments also require significant judgment. Factors indicative of a significant or prolonged decline in fair value include recurring operating losses, credit defaults and subsequent rounds of financing at valuation below the cost basis of the investment.

We have experienced declines in the fair value of certain privately held investments, publicly traded securities and mutual funds and recorded impairment loss of NT$3,045 million, NT$1,540 million and NT$211 million (US$7 million) in 2012, 2013 and 2014, respectively. While we have recognized all declines that are currently believed to be significant or prolonged as a charge to income, adverse changes in market conditions or poor operating results of underlying investments could result in further losses in future periods. As of December 31, 2013 and 2014, available-for-sale financial assets amounted to NT$61,628 million and NT$75,598 million (US$2,392 million), respectively.

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

As of December 31, 2013 and 2014, the accrued pension costs were NT$6,802 million and NT$6,568 million (US$208 million), respectively.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of profit or loss and other comprehensive income, expressed in each case as a percentage of net revenue:

	For the year ended December 31,
	2012	2013	2014
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	(51.8)%	(52.9)%	(50.5)%
Gross profit	48.2%	47.1%	49.5%
Operating expenses
Research and development	(8.0)%	(8.0)%	(7.4)%
General and administrative	(3.4)%	(3.1)%	(2.5)%
Marketing	(0.9)%	(0.8)%	(0.7)%
Total operating expenses	(12.3)%	(11.9)%	(10.6)%
Other operating income and expenses, net	(0.1)%	0.0%	(0.1)%
Income from operations	35.8%	35.2%	38.8%
Income before income tax	35.8%	36.2%	39.6%
Income tax expense	(4.4)%	(5.4)%	(6.3)%
Net income	31.4%	30.8%	33.3%
Other comprehensive income for the period, net of income tax	0.9%	2.7%	1.5%
Total comprehensive income for the period	32.3%	33.5%	34.8%
Net income attributable to shareholders of the parent	31.5%	30.8%	33.3%
Net loss attributable to noncontrolling interests	(0.1)%	(0.0)%	(0.0)%

Year to Year Comparisons

Net Revenue and Gross Margin

	For the year ended December 31,
	2012	2013	% change from 2012	2014		% Change from 2013
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Net revenue	506,745	597,024	17.8%	762,806	24,139	27.8%
Cost of revenue	(262,592)	(315,642)	20.2%	(385,113)	(12,187)	22.0%

Gross profit before realized (unrealized) gross profit on sales to associates	244,153	281,382	15.2%	377,693	11,952	34.2%
Realized (unrealized) gross profit on sales to associates	(25)	(21)	(16.0)%	29	1	—

Gross profit	244,128	281,361	15.3%	377,722	11,953	34.2%

Gross margin percentage	48.2%	47.1%	—	49.5%	49.5%	—

Net Revenue

Our net revenue in 2014 increased by 27.8% from 2013, which was largely attributed to growth in customer demand, reflected in a 18.7% increase in wafer shipments. We shipped approximately 8.3 million 300mm equivalent wafers in 2014 compared to 7.0 million in 2013. Furthermore, the introduction of 20-nanometer and higher share of 28-nanometer sales contributed to a higher average selling price. 20-nanometer accounted for 9% of our total wafer revenue in 2014, and 28-nanometer accounted for 33% of our total wafer revenue in 2014 compared to 30% in 2013.

Our net revenue in 2013 increased by 17.8% from 2012, which was largely attributable to continuing growth in customer demand, resulting in a 11.5% increase in wafer shipments. We shipped approximately 7.0 million 300mm equivalent wafers in 2013 compared to 6.2 million in 2012. In addition, sales of our 28-nanometer products, which commanded a higher selling price, also increased to 30% of our total wafer revenue in 2013 compared to 12% in 2012.

Gross Margin

Our gross margin fluctuates with the level of capacity utilization, price change and product mix, among other factors. In 2014, our gross margin was 49.5%, up 2.4 percentage points from 2013, mainly reflecting higher capacity utilization, partially offset by the margin dilution associated with the ramping of 20nm in its initial year of production. In 2013, our gross margin was 47.1%, down 1.1 percentage points from 2012, mainly due to lower capacity utilization.

Operating Expenses

	For the year ended December 31,
	2012	2013	% change from 2012	2014		% Change from 2013
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Research and development	40,387	47,952	18.7%	56,829	1,798	18.5%
General and administrative	17,633	18,882	7.1%	18,933	599	0.3%
Marketing	4,497	4,505	0.2%	5,087	161	12.9%

Total operating expenses	62,517	71,339	14.1%	80,849	2,558	13.3%

Percentage of net revenue	12.3%	11.9%	—	10.6%	10.6%	—
Other operating income and expenses, net	(449)	47	—	(1,002)	(32)	(2,231.9%)
Income from operations	181,162	210,069	16.0%	295,871	9,363	40.8%

Operating Margin	35.8%	35.2%	—	38.8%	38.8%	—

Operating expenses increased by NT$9,510 million in 2014, or 13.3%, from NT$71,339 million in 2013, after an increase in operating expenses of NT$8,822 million in 2013, or 14.1%, from NT$62,517 million in 2012.

Research and Development Expenses

We remain strongly committed to being the leader in advanced process technologies development. We believe that continuing investments in process technologies are essential for us to remain competitive in the markets we serve.

Research and development expenditures increased by NT$8,877 million in 2014, or 18.5%, from $47,952 million in 2013, after an increase of NT$7,565 million in 2013, or 18.7%, from $40,387 million in 2012. The increases in both years were mainly due to higher level of research activities for 16-nanometer and 10-nanometer technologies as we continue to advance to smaller processing nodes, partially offset by fewer research activities for 20-nanometer. In 2014, there was also an increase in employee profit sharing expenses and bonus.

We plan to continue investing a significant amount in research and development in 2015.

General and Administrative and Marketing Expenses

General and administrative, and marketing expenses in 2014 increased by NT$633 million, or 2.7%, from 2013, mainly due to higher employee profit sharing expenses and bonus; partially offset by lower fab opening expenses.

General and administrative, and marketing expenses in 2013 increased by NT$1,257 million, or 5.7%, from 2012, mainly due to higher opening expenses for ramping up 20-nanometer capacity.

Other operating income and expenses

Net other operating income and expense in 2014 decreased by NT$1,049 million, or 2,231.9%, from NT$47 million in 2013, mainly due to an impairment loss on noncurrent assets held for sale of NT$735 million and an impairment loss on property, plant and equipment of NT$240 million in 2014. Please see “Item 5-Critical Accounting Policies And Judgments-Impairment of Tangible and Intangible Assets Other than Goodwill, and Noncurrent Assets Held for Sale” for further details.

Non-Operating Income and Expenses

	For the year ended December 31,
	2012	2013	% change from 2012	2014		% Change from 2013
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Share of profits of associates and joint venture	2,073	3,807	83.6%	3,920	124	3.0%
Other income	1,716	2,342	36.5%	3,380	107	44.3%
Foreign exchange gain, net	582	285	(51.0)%	2,111	67	640.7%
Finance costs	(1,020)	(2,646)	159.4%	(3,236)	(103)	22.3%
Other gains and losses	(2,852)	2,105	—	28	1	(98.7)%

Net non-operating income	499	5,893	1,081.0%	6,203	196	5.3%

Net non-operating income in 2014 increased by NT$310 million, or 5.3%, from NT$5,893 million in 2013 primarily attributed to higher gain on disposal of VIS shares of NT$2,055 million, higher foreign exchange gain of NT$1,826 million due to NT dollar depreciated against U.S. dollar and higher interest income of NT$895 million. The increases are partially offset by higher loss on financial instruments of NT$2,086 million, absence of settlement income from SMIC of NT$900 million, lower gain on disposal of available-for-sale financial assets of NT$949 million and NT$590 million increase in interest expenses.

Net non-operating income in 2013 increased by NT$5,394 million, or 1,081.0% from NT$499 million in 2012 primarily attributable to a lower impairment loss of NT$3,879 million recognized for financial assets. Please see “Item 5- Critical Accounting Policies And Judgments-Impairment assessment on investments accounted for using equity method” where the improvement of the financial condition of an invested company allowed us to reverse an impairment loss recorded in 2012. The increase is also attributable to a smaller impairment loss in private and publicly-traded securities. See “Item 5-Critical Accounting Policies And Judgments-Accounting for investments in private and publicly-traded securities” for further details. We also had a NT$1,734 million increase in share of profits of associates and joint venture investees reflecting their better operating results in 2013 and a NT$771 million increase in gains on disposal of financial assets in 2013. These increases are partially offset by a NT$1,626 million increase in finance costs due to further issuance of corporate bonds in 2013.

Income Tax Benefit (Expense)

	For the year ended December 31,
	2012	2013	% change from 2012	2014		% Change from 2013
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Income tax expense	(22,375)	(32,112)	43.5%	(47,890)	(1,515)	49.1%

Net income	159,286	183,850	15.4%	254,184	8,044	38.3%

Net income attributable to shareholders of the parent	159,481	183,978	15.4%	254,302	8,048	38.2%

Net margin attributable to shareholders of the parent	31.5%	30.8%	—	33.3%	33.3%	—

Income tax expenses increased by NT$15,778 million in 2014, or 49.1%, from 2013. The increase was mainly due to higher taxable income and an increase in tax on unappropriated earnings as a result of higher unappropriated earnings.

Income tax expenses increased by NT$9,737 million in 2013, or 43.5%, from 2012. The increase was mainly due to higher taxable income, an increase in AMT from 10% to 12%, and an increase in tax on unappropriated earnings as a result of higher unappropriated earnings.

Liquidity and Capital Resources

Our sources of liquidity include cash flow from operations, cash and cash equivalents, short-term investments, and revolving credit facilities provided by multiple banks. Issuance of corporate bonds is another source of fund.

Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2014 was NT$421,524 million (US$13,339 million), an increase of NT$74,140 million from 2013.

Our cash, cash equivalents and short-term investments in financial instruments increased to NT$436,924 million (US$13,827 million) as of December 31, 2014, from NT$245,343 million as of December 31, 2013. The short-term investments in financial instruments primarily consisted of publicly-traded stocks and money market instruments.

As of December 31, 2014, we also had aggregate unused short-term credit lines of approximately NT$73,535 million (US$2,327 million).

We believe that our cash generated from operations, cash and cash equivalents, short-term investments, ability to access capital market and revolving credit facilities will be sufficient to fund our working capital needs, capital expenditures, debt repayments, dividend payments and other business requirements associated with existing operations over the next 12 months.

	For the year ended December 31,
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in millions)
Net cash generated by operating activities	284,963	347,384	421,524	13,339
Net cash used in investing activities	(269,318)	(281,054)	(282,421)	(8,937)
Net cash generated by (used in) financing activities	(13,589)	32,106	(32,328)	(1,023)
Effect of exchange rate changes and others	(2,118)	849	8,979	284
Net increase (decrease) in cash	(62)	99,285	115,754	3,663

Cash and cash equivalents increased by NT$115,754 million in 2014, following an increase of NT$99,285 million in 2013 and a decrease of NT$62 million in 2012.

Operating Activities

In 2014, we generated NT$421,524 million (US$13,339 million) net cash from operating activities, as compared to NT$347,384 million and NT$284,963 million in 2013 and 2012, respectively. In 2014, net cash generated from operating activities increased primarily due to an increase of NT$86,112 million in income before income tax and an increase of NT$44,070 million in non-cash depreciation and amortization expenses, partially offset by change in working capital and others of NT$56,042 million.

In 2013, net cash from operating activities increased primarily due to an increase of NT$34,301 million in income before income tax and an increase of NT$24,833 million in non-cash depreciation and amortization expenses, and change in working capital and others resulting in an in-flow of NT$3,287 million.

With respect to depreciation and amortization expenses, our depreciation and amortization expenses in 2014 were NT$200,252 million (US$6,337 million), as compared to NT$156,182 million in 2013. The higher depreciation and amortization expenses in 2014 were mainly the result of expansion of production capacity in advanced technologies.

Investing Activities

In 2014, net cash used in investing activities was NT$282,421 million (US$8,937 million), as compared to NT$281,054 million and NT$269,318 million in 2013 and 2012, respectively. The increase in 2014 was primarily due to higher investment in financial assets, partially offset by disposal of VIS shares during the year.

The increase in 2013 was primarily due to higher spending on capital expenditures during the year, partially offset by the absence of EUR838 million investment in ASML in 2012.

With respect to capital expenditures, our capital expenditures for 2014 were primarily related to:

•	adding production capacity to 300mm wafer fabs;

•	developing new process technologies including 16-nanometer and 10-nanometer nodes;

•	expanding buildings/facilities for Fab 12, Fab 14 and Fab 15;

•	other research and development projects;

•	capacity expansion for mask and backend operations; and

•	solar business.

Our capital expenditures for 2012 and 2013 were funded by our operating cash flow and the issuance of corporate bonds and the capital expenditures for 2014 were funded by operating cash flow. The capital expenditures for 2015 are expected to be funded mainly by our operating cash flow. See “Item 3. Risk Factors” section for the risks associated with the inability of raising the requisite funding for our expansion programs. Please also see “Item 4. Information on the Company — Capacity Management and Technology Upgrade Plans” for discussion of our capacity management and capital expenditures.

Financing Activities

In 2014, net cash used by financing activities was NT$32,328 million (US$1,023 million), as compared to net cash of NT$32,106 million generated in 2013. In 2013, we had cash inflow of NT$130,845 million from issuance of corporate bonds, partially offset by a decrease of short-term loans of NT$19,636 million; whereas in 2014, our comparable cash inflow items were an increase of short-term loans of NT$18,564 million and receipt of capacity guarantee deposit of NT$30,132 million.

In 2013, net cash generated by financing activities was NT$32,106 million, as compared to net cash of NT$13,589 million used in 2012. Net cash increased in financing activities was primarily the result of higher proceeds from issuance of corporate bonds by NT$68,845 million, and the absence of corporate bonds repayment of NT$4,500 million in 2012, partially offset by a decrease of short-term loans of NT$29,383 million.

With respect to short-term loan balances, as of December 31, 2014, our short-term loans were NT$36,159 million (US$1,144 million), and our aggregate long-term debt was NT$213,714 million (US$6,763 million). The short-term loans were denominated in U.S. dollars. As a substantial portion of our receivables was denominated in U.S. dollars, we use short-term loans denominated in U.S. dollars to naturally hedge the fluctuation of foreign exchanges rates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the hedging instruments used. The long-term debt primarily included NT$213,674 million of long-term corporate bonds with fixed interest rates ranging from 0.95% to 2.10% and tenors ranging from 3 years to 10 years.

Cash Requirements

The following table sets forth the maturity of our long-term debt (bank loans and bonds) including relevant interest payments outstanding as of December 31, 2014:

Long-term debt
(in NT$ millions)
During 2015	3,081
During 2016	26,069
During 2017	40,671
During 2018	62,444
During 2019 and thereafter	94,361

The following table sets forth information on our material contractually obligated payments (including principals and interests) for the periods indicated as of December 31, 2014:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(in NT$ millions)
Short-Term Loans(1)	36,164	36,164	—	—	—
Long-Term Debt(2)	226,626	3,081	66,740	98,482	58,323
Capital Lease Obligations(3)	889	30	59	800	—
Operating Leases(4)	10,959	892	1,912	1,579	6,576
Other Obligations(5)	36,571	6,897	16,987	12,687	—
Capital Purchase or Other Purchase Obligations(6)	186,069	182,258	2,514	1,078	219
Total Contractual Cash Obligations	497,278	229,322	88,212	114,626	65,118

(1)	The maximum amount and average amount of short-term loans outstanding during the year ended December 31, 2014 were NT$38,062 million and NT$33,145 million, respectively. See note 19 to our consolidated financial statements for further information regarding interest rates and future repayment dates.
(2)	Includes corporate bonds payable and bank loans payable. See note 21 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.
(3)	Capital lease obligations represent our commitment for leases of property, which are described in note 16 to our consolidated financial statements.
(4)	Operating lease obligations are described in note 39 to our consolidated financial statements.
(5)	Other obligations represent payables for software and system design costs, our commitment of EUR166 million to ASML’s research and development programs from 2015 to 2017 and approximately US$950 million on refundable customer deposit. See “Item 4- Information on the company- Commitments by Customers” for further information regarding deposit.
(6)	Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments are not recorded on our statement of financial position as of December 31, 2014, as we have not received related goods or taken title of the property.

During 2014, we entered into derivative financial instruments transactions to manage exposures related to foreign-currency denominated receivables or payables and price fluctuations of equity investments. As of December 31, 2014, we anticipated our cash requirements in 2015 for outstanding forward exchange agreements and cross currency swaps of approximately NT$4,144 million and US$2,067 million and EUR5 million with our expected cash receipts of approximately JPY27,151 million, US$138 million, EUR24 million and RMB1,129 million. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information regarding our derivative financial instruments transactions. See also note 5 to the consolidated financial statements for our accounting policy of derivative financial instruments, and note 8, note 11 and note 36 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.

Generally, we do not provide letters of credit to, or guarantees for any entity other than our consolidated subsidiaries.

Significant amount of capital is required to build, expand, and upgrade our production facilities and equipment. Our capital expenditures for 2015 are expected to be approximately US$11.5 billion to US$12.0 billion, which, depending on market conditions, may be adjusted later.

Taxation

The corporate income tax rate in R.O.C. is 17%. We are eligible for five-year tax holidays for income generated from construction and capacity expansions of production facilities according to regulations under the Statute for Upgrading Industries of the R.O.C. The exemption period may begin at any time within five years, as applicable, following the completion of a construction or expansion of production facilities. The Statute for Upgrading Industries expired at the end of 2009. However, under the Grandfather Clause, we can continue to enjoy five-year tax holidays if the relevant investment plans were approved by R.O.C. tax authority before the expiration of the Statute. Pursuant to the Grandfather Clause, we commenced the exemption period for part of Fab 14 (Phase III), part of Fab 12 (Phase III) and others in 2010; part of Fab 12 (Phase IV), part of Fab 14 (Phase III and IV) in 2011, part of Fab 12 (Phase IV) and part of Fab 14 (Phase III to VI) in 2014. The aggregate tax benefits of such exemption periods in 2012, 2013 and 2014 were NT$9,830 million, NT$8,612 million and NT$20,416 million (US$646 million), respectively.

Pursuant to regulations promulgated under the R.O.C. Statute for Industries Innovation, we are eligible for tax credit for specified percentages of research and development expenditures. The tax credit rate of research and development expenditures is 15% during the period from 2010 to 2019.

The R.O.C. government enacted the R.O.C. Alternative Minimum Tax Act (“AMT Act”) which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the R.O.C. AMT Act is a supplemental income tax which applies if the amount of regular income tax calculated pursuant to the R.O.C. Income Tax Act is below the amount of basic tax prescribed under the R.O.C. AMT Act. The taxable income for calculating AMT includes most income that is exempt from income tax under various legislations, such as tax holidays. However, the R.O.C. AMT Act grandfathered certain tax exemptions granted prior to the enactment of the R.O.C. AMT Act. In August 2012, the AMT rate for business entities was amended from 10% to 12% effective from 2013.

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Inflation & Deflation

During 2014, neither inflation nor deflation had a material impact on our operations, or the business operations of our customers and suppliers.

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

Climate Change Related Issues

The manufacturing, assembling and testing of our products require the use of chemicals and materials that are subject to environmental, climate related, health and safety laws and regulations issued worldwide as well as international accords such as the Kyoto Protocol. Climate change related laws or regulations currently are too indefinite for us to assess the impact on our future financial condition with any degree of reasonable certainty. For example, the Taiwan legislative authority has been studying relevant laws relating to environmental protection and climate related changes, such as the “Greenhouse Gas Reduction Act” and “Energy Tax”. Since there has been no concrete guidance or laws issuing from the Taiwan government as of the date of this filing, the impact of such laws is indeterminable at the moment. Please see detailed risk factors related to the impact of climate change regulations and international accords, and business trends on our operations in “Item 3. Key Information—Risk Factors—Risks Relating to Our Business”. Please also see our compliance record with Taiwan and international environmental and climate related laws and regulations in “Item 4. Information on the Company — Environmental Regulations”.

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

The following table sets forth the name of each director and executive officer, their positions, the year in which their term expires and the number of years they have been with us as of February 28, 2015. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Position with our company	Term Expires	Years with our company
Morris Chang	Chairman	2015	28
F.C. Tseng	Vice Chairman	2015	28
Johnsee Lee	Director (Representative of the National Development Fund)	2015	5
Stan Shih	Independent Director	2015	15
Sir Peter Leahy Bonfield	Independent Director	2015	13
Thomas J. Engibous	Independent Director	2015	6
Gregory C. Chow	Independent Director	2015	4
Kok-Choo Chen	Independent Director	2015	4
Mark Liu	President & Co-Chief Executive Officer	—	21
C.C. Wei	President & Co-Chief Executive Officer	—	17
Stephen T. Tso	Senior Vice President & Chief Information Officer	—	18
Lora Ho	Senior Vice President, Chief Financial Officer & Spokesperson	—	16
Wei-Jen Lo(1)	Senior Vice President, Research & Development	—	11
Rick Cassidy(1)	Senior Vice President of TSMC & President of TSMC North America	—	18
M.C. Tzeng	Vice President, Operations/Affiliate Fabs	—	28
Jack Sun	Vice President, Research & Development & Chief Technology Officer	—	18
Y.P. Chin	Vice President, Operations/Product Development	—	28
N.S. Tsai	Vice President, Quality & Reliability	—	26
J.K. Lin	Vice President, Operations/Mainstream Fabs & Manufacturing Technology	—	28
J.K. Wang	Vice President, Operations/300mm Fabs	—	28
Irene Sun	Vice President, Corporate Planning Organization	—	11
Burn J. Lin	Vice President, Research & Development	—	15
Y. J. Mii	Vice President, Research & Development	—	21
Cliff Hou	Vice President, Research & Development	—	18
Been-Jon Woo	Vice President, Business Development	—	6
Sylvia Fang(2)	Vice President & General Counsel, Legal	—	20
Connie Ma(2)	Vice President, Human Resources	—	1

(1)	Dr. Wei-Jen Lo and Mr. Rick Cassidy were promoted to Senior Vice Presidents, effective February 18, 2014.
(2)	Ms. Sylvia Fang and Ms. Connie Ma were promoted to Vice Presidents, effective August 12, 2014.

Morris Chang is the Chairman. He has been the founding Chairman of our board of directors since our establishment and was our Chief Executive Officer from March 1998 to June 2005. He again served as our Chief Executive Officer since June 2009 before retiring as Chief Executive Officer on November 12, 2013. Executive Vice Presidents and Co-Chief Operating Officers Drs. Mark Liu and C.C. Wei assumed the role as Co-Chief Executive Officers. From 1985 to 1994, he was President and then Chairman of the board of directors of ITRI. Prior to that, Dr. Chang was President and Chief Operating Officer of General Instrument Corporation; Group Vice-President for Texas Instruments. He holds a bachelor’s degree and a master’s degree in mechanical engineering from the Massachusetts Institute of Technology and a Ph.D. in electrical engineering from Stanford University and has been active in the international semiconductor industry for over 59 years.

F.C. Tseng is the Vice Chairman. He has been our Vice Chairman since July 2005. He was Deputy Chief Executive Officer from August 2001 to June 2005. He is also the Chairman of TSMC China Co., Ltd. and Global Unichip Corp., the Vice Chairman of VIS, and a director of TSMC Solar Ltd. He also serves as an independent director, Chairman of Audit Committee and a member of Compensation Committee of Acer Inc. He formerly served as the President of VIS from 1996 to 1998 and our President from May 1998 to August 2001. Prior to his presidency at VIS, Dr. Tseng served as our Senior Vice President of Operations. He holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 43 years.

Johnsee Lee, the representative of the National Development Fund, is a director. He is the Chairman of Personal Genomics, Inc.. He also serves as the Managing Director of Development Center for Biotechnology, the Honorary Chairman of Taiwan Bio Industry Organization and an independent director of Zhen Ding Technology Holding Ltd. and Far Eastern New Century Corp. He was the President of ITRI from 2003 to 2010 and has also served on many government and industrial boards and committees. Before returning to Taiwan, he held various technical and managerial positions at Argonne National Laboratory and Johnson Matthey Inc. in the U.S. from 1981 to 1990. He holds a Ph.D. in chemical engineering from the Illinois Institute of Technology, and a MBA from the University of Chicago. He is also a graduate of Harvard Business School’s Advanced Management Program.

Stan Shih is an independent director. He is the co-founder and Chairman Emeritus of the Acer Group. He served as the Chairman and Chief Executive Officer of the Acer Group from 1976 to 2004. He is currently the Director and Honorary Chairman of Acer Inc., and the Group Chairman of iD SoftCapital and a director of Qisda Corp., Wistron Corp., Nan Shan Life Insurance Co., Ltd. and Egis Technology Inc. Mr. Shih holds a bachelor’s degree, a master’s degree and an honorary Ph.D. in electrical engineering from National Chiao Tung University. He also holds an honorary doctoral degree in technology from the Hong Kong Polytechnic University, an honorary fellowship from the University of Wales and an honorary doctoral degree in international law from the Thunderbird, American Graduate School of International Management.

Sir Peter Leahy Bonfield is an independent director. Sir Peter Bonfield was the Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from January 1996 to January 2002. He was the Vice President of the British Quality Foundation from its creation in 1993 until 2012. He is currently the Chairman of the Board of Directors of NXP Semiconductor N.V. in the Netherlands. He is also a director of L.M. Ericsson in Sweden (until April 14, 2015), Mentor Graphics Corporation Inc. in U.S. and Global Logic Inc. in U.S. He is a member of the Longreach Group Advisory Board, and New Venture Partners LLP Advisory Board. He also serves as a board mentor of CMi and a senior advisor to Rothschild in London. He is a fellow of The Royal Academy of Engineering and the Chair of Council and Senior Pro-Chancellor at Loughborough University in UK. He holds an honors degree in engineering from Longhborough University.

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

Gregory C. Chow is an independent director. He is currently Professor of Economics and Class of 1913 Professor of Political Economy, and Emeritus at Princeton University. He is an Academician of Academia Sinica, R.O.C. and a member of American Philosophical Society, and a fellow of the American Statistical Association and Econometric Society. Professor Chow has over 50 years of teaching experience at such institutes as M.I.T., Cornell University, IBM Thomas Watson Research Center, Columbia University and Princeton University. Professor Chow also served as an adviser on economic policy, economic reform and economic education in Taiwan and China. He holds a Ph.D. and master degree in Economics from the University of Chicago and an honorary Doctorate of Business Administration from the Hong Kong University of Science and Technology. He also holds honorary professorships at various major universities in China and City University of Hong Kong. His publications include 17 books and over 200 articles.

Kok-Choo Chen is an independent director. She served as our Senior Vice President and General Counsel from 1997 to 2001. Currently, Ms. Chen is the Chairman of National Performing Arts Center and an advisor to the Taiwan Executive Yuan. Ms. Chen has over 24 years of experience working in international law firms. She has also taught law at Soochow University, National Chengchi University and National Tsing-Hua University in Taiwan for over 28 years. In addition, Ms. Chen is the founder of Taipei Story House. Ms. Chen is licensed to practice law in England, Singapore and California.

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

Sylvia Fang is our Vice President and General Counsel. She was promoted to Vice President and General Counsel of Legal Organization in August 2014. Prior to that, she was Associate General Counsel of Legal Organization from February to July 2014. She joined us in 1995 and held various positions in legal functions. She holds a master degree in comparative law from University of Iowa.

Connie Ma is our Vice President of Human Resources. She was promoted to Vice President of Human Resources in August, 2014. Prior to joining us as Director of Human Resources in June 2014, she was a Senior Vice President of Global Human Resources at Trend Micros, Inc. She holds an EMBA from National Taiwan University.

There is no family relationship between or amongst any of our directors or executive officers.

Share Ownership

The following table sets forth certain information as of February 28, 2015 with respect to our common shares owned by our directors and executive officers.

Name of Shareholders(5)	Number of Common Shares Owned(4)	Percentage of Outstanding Common Shares(4)
Morris Chang, Chairman	125,137,914	0.48%
F.C. Tseng, Vice Chairman	34,472,675	0.13%
Johnsee Lee, Director(1)	1,653,709,980	6.38%
Stan Shih, Independent Director	1,480,286	0.01%
Sir Peter Leahy Bonfield, Independent Director	—	—
Thomas J. Engibous, Independent Director	—	—
Gregory C. Chow, Independent Director	—	—
Kok-Choo Chen, Independent Director	—	—
Mark Liu, President and Co-Chief Executive Officer	12,977,114	0.05%
C.C. Wei, President and Co-Chief Executive Officer	7,179,207	0.03%
Stephen T. Tso, Senior Vice President & Chief Information Officer	13,237,064	0.05%
Lora Ho, Senior Vice President, Chief Financial Officer & Spokesperson	6,381,080	0.02%
Wei-Jen Lo, Senior Vice President(2)	1,468,127	0.01%
Rick Cassidy, Senior Vice President of TSMC & President of TSMC North America(2)	—	—

Name of Shareholders(5)	Number of Common Shares Owned(4)	Percentage of Outstanding Common Shares(4)
M.C. Tzeng, Vice President	7,592,595	0.03%
Jack Sun, Vice President & Chief Technology Officer	4,290,831	0.02%
Y.P. Chin, Vice President	7,273,122	0.03%
N.S. Tsai, Vice President	2,051,180	0.01%
J.K. Lin, Vice President	12,498,018	0.05%
J.K. Wang, Vice President	2,553,947	0.01%
Irene Sun, Vice President	420,709	0.00%
Burn J. Lin, Vice President	2,654,746	0.01%
Y.J. Mii, Vice President	1,000,419	0.00%
Cliff Hou, Vice President	652,532	0.00%
Been-Jon Woo, Vice President	220,000	0.00%
Sylvia Fang, Vice President & General Counsel, Legal Organization(3)	700,285	0.00%
Connie Ma, Vice President & Human Resources(3)	40,000	0.00%

(1)	Represents shares held by the National Development Fund of the Executive Yuan.
(2)	Dr. Wei-Jen Lo and Mr. Rick Cassidy were promoted to Senior Vice Presidents, effective February 18, 2014.
(3)	Ms. Sylvia Fang and Ms. Connie Ma were promoted to Vice Presidents, effective August 12, 2014.
(4)	Except for the number of shares held by the National Development Fund of the Executive Yuan, the disclosed number of shares owned by the directors and executive officers does not include any common shares held in the form of ADS by such individuals as such individual ownership of ADSs has not been disclosed or otherwise made public. Each of these individuals owned less than one percent of all common shares outstanding as of February 28, 2015.
(5)	None of our directors and executive officers owned any stock option as of February 28, 2015.

Compensation

The aggregate compensation paid and benefits in kind granted to our directors and executive officers in 2014, which included a cash bonus to the directors, was NT$1,835 million (US$58 million). According to our Articles of Incorporation, not more than 0.3 percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as compensation to our directors and at least one percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as bonuses to employees, including executive officers. Compensation to directors is always paid in cash, while bonuses to our executive officers may be granted in cash, stock, or stock options or the combination of all these three. Individual awards are based on each individual’s responsibility, contribution and performance. See note 37 to our consolidated financial statements. Under our Articles of Incorporation, directors who also serve as executive officers are not entitled to any director compensation.

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

The Audit Committee convened four regular meetings and one special meeting in 2014. In addition to these meetings, the Audit Committee members and consultant participated in five telephone conferences to discuss our Annual Report to be filed with the Taiwan and U.S. authorities and investor conference materials with management.

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

The Compensation Committee convened four regular meetings in 2014.

Employees

The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2012	2013(1)	2014(1)
Managers	3,865	4,078	4,385
Professionals	15,844	17,205	18,552
Assistant Engineers/Clericals	3,079	3,236	3,530
Technicians	16,479	15,964	17,124

Total	39,267	40,483	43,591

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2012	2013(1)	2014(1)
Hsinchu Science Park, Taiwan	21,534	21,096	22,329
Southern Taiwan Science Park, Taiwan	8,964	10,772	12,577
Central Taiwan Science Park, Taiwan	3,558	4,721	4,480
Taoyuan County, Taiwan	1,378	—	—
China	2,353	2,407	2,669
North America	1,395	1,397	1,450
Europe	50	53	50
Japan	32	33	32
Korea	3	4	4

Total	39,267	40,483	43,591

(1)	The data shown no longer included Xintec Inc, as Xintec Inc. was deconsolidated in June 2013.

As of December 31, 2014, our total employee population was 43,591 with an educational makeup of 4.2% Ph.Ds, 37.9% masters, 26.7% university bachelors, 11.4% college degrees and 19.8% others. Among this employee population, 52.6% were at a managerial or professional level. Continuous learning is the cornerstone of our employee development strategy. Individual development plans for each employee are tailored to their individual development needs. Employee development is further supported and enforced by a comprehensive and integrated network of resources including on-the-job training, coaching, mentoring, job rotation, on-site courses, e-learning and external learning opportunities.

Pursuant to our Articles of Incorporation, our employees participate in our profits sharing program by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our net income after the deduction for prior years’ losses and contributions to legal and special reserves. Our practice in the past has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In 2013 and 2014, we distributed an employees’ cash bonus of NT$12,635 million (US$400 million) and an employees’ cash profit sharing of NT$12,598 million (US$399 million) to our employees in relation to year 2013 earnings. In 2014 and 2015, we also distributed an employees’ cash bonus of NT$17,646 million (US$558 million) to our employees in relation to year 2014 earnings. Employee cash profit sharing of NT$17,646 million in relation to year 2014 earnings will be distributed after approval by our shareholders at the 2015 annual general meeting of shareholders.

In November 2004, we adopted the 2004 Employee Stock Option Plan that authorizes the grant of options exercisable for up to 11 million common shares (approximately 0.05% of our total then outstanding common shares) in one or more tranches before January 6, 2006, when the 2004 Employee Stock Option Plan expired. These options vested between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2004 Employee Stock Option Plan, a total of 10,374,550 options have been granted. The remaining balance under the 2004 Employee Stock Option Plan expired on January 6, 2006. As of December 31, 2014, 718,022 options were outstanding under the 2004 Employee Stock Option Plan.

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

Major Shareholders

The following table sets forth certain information as of February 28, 2015, with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

Names of Shareholders	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares
National Development Fund(1)	1,653,709,980	6.38%
BlackRock, Inc.(2)	1,356,173,392	5.23%
Directors and executive officers as a group(3)	244,281,851	0.94%

(1)	Excluded any common shares that may be owned by other funds controlled by the R.O.C. government.
(2)	According to the Schedule 13G of BlackRock, Inc. filed with the Securities and Exchange Commission on February 6, 2015, BlackRock, Inc. is deemed to be the beneficial owner of the number of common shares listed above as a result of BlackRock, Inc. being a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G). We do not have further information with respect to BlackRock, Inc.’s ownership in us subsequent to its Schedule 13G filed on February 6, 2015.
(3)	Excluded ownership of the National Development Fund.

As of February 28, 2015 a total of 25,930,043,279 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through a brokerage account in the R.O.C. As of February 28, 2015, 5,366,766,963 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of February 28, 2015, 1,073,353,387 ADSs, representing 5,366,766,963 common shares, were held of record by Cede & Co. and 212 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

Our major shareholders have the same voting rights as our other shareholders. For a description of the voting rights of our shareholders see “Item 10. Additional Information — Description of Common Shares — Voting Rights”.

We are currently not aware of any arrangement that may at a subsequent date result in a change of control of us.

Related Party Transactions

Vanguard International Semiconductor Corporation (“VIS”)

In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated DRAM manufacturer. VIS commenced volume commercial production in 1995 and listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange) in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. On April 14, 2014, we sold 82 million common shares of VIS. After this sale, we owned approximately 33.7% of the equity interest in VIS. As of February 28, 2015, we owned approximately 33.3% of the equity interest in VIS.

On April 1, 2004, we entered into an agreement with VIS with an initial term of two years. During the term of this agreement, VIS is obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC is required to use its best commercial efforts to maintain utilization of such reserved capacity within a specified range of wafers per month. Pursuant to its terms, upon expiration of its initial two-year term, this agreement is to be automatically renewed for additional one year periods unless earlier terminated by the parties. This Agreement has been so renewed per its terms. We pay VIS at a fixed discount to the actual selling price as mutually agreed between the parties in respect of each purchase order. We also agreed to license VIS certain of our process technologies and transfer certain technical know-how and information. TSMC receives from VIS certain royalty payments for granting such licenses. In 2014, we had total purchases of NT$7,425 million (US$235 million) from VIS, representing 1.9% of our total cost of revenue.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”)

SSMC is a joint venture in Singapore that we established with Philips and EDB Investment Pte. Ltd. to produce integrated circuits by means of advanced submicron manufacturing processes. These integrated circuits are made pursuant to the product design specifications provided primarily by us and Philips under an agreement with Philips, and EDB Investment Pte. Ltd. (the “SSMC Shareholders Agreement”) in March 1999 and, primarily by us and NXP, subsequent to the assignment by Philips of its rights to NXP and NXP’s assumption of Philips’ obligations under the SSMC Shareholders Agreement pursuant to the Assignment and Assumption Agreement effective September 25, 2006. SSMC’s business is limited to manufacturing wafers for us, our subsidiaries, NXP and NXP’s subsidiaries. In November 15, 2006, we and NXP exercised the option rights under the SSMC Shareholders Agreement to purchase all of the SSMC shares owned by EDB Investment Pte. Ltd. As a result, we now own 38.8%, and NXP owns 61.2% of SSMC. While we, together with NXP, have the right to purchase up to 100% of SSMC’s annual capacity, we and NXP are required to purchase, in the aggregate, at least 70% of SSMC’s full capacity; we, alone, are required to purchase up to 28% of the annual installed capacity. As of February 28, 2015, we owned approximately 38.8% of the equity interest in SSMC. See below for a detailed discussion of the contract terms we entered into with SSMC.

We entered into a technology cooperation agreement with SSMC effective March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our metal oxide semiconductor (“MOS”) integrated circuits wafer volume production fabs. In return, we have agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2014, we had total purchases of NT$4,220 million (US$134 million) from SSMC, representing 1.1% of our total cost of revenue.

Global Unichip Corporation (“GUC”)

In January 2003, we acquired 52.0% equity interest in GUC, a System-on-Chip (SoC) design service company that provides large scale SoC implementation services. GUC has been listed on the Taiwan Stock Exchange since November 3, 2006. Since July 2011, we were no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, we no longer consolidated GUC and its subsidiaries in our financial statements. As of February 28, 2015, we owned approximately 34.8% of the equity interest in GUC.

In 2014, we had total sales of NT$3,867 million (US$122 million) to GUC, representing 0.5% of our total revenue.

Xintec, Inc. (“Xintec”)

In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Since June 2013, we were no longer deemed to be a controlling entity of Xintec due to the addition of independent directors to Xintec’s board, which resulted in our appointed directors on its board representing less than a majority. As a result, we no longer consolidated Xintec in our financial statements. As of February 28, 2015, we owned approximately 39.9% of the equity interest in Xintec. On March 30, 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 34.6%. We leased machinery and equipment from Xintec and the related rental expense was classified under manufacturing expenses.

In 2014, we incurred total manufacturing expenses of NT$2,437 million (US$77 million) from Xintec, representing 0.6% of our total cost of revenue.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements”. Other than as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual consolidated financial statements.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have received from time to time communications from third parties asserting that our technologies, our manufacturing processes, or the design of the integrated circuits made by us or the use of those integrated circuits by our customers may infringe upon their patents or other intellectual property rights. These assertions have at times resulted in litigation by or against us and settlement payments by us. Irrespective of the validity of these claims, we could incur significant costs in the defense thereof or could suffer adverse effects on our operations.

In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents were invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC, dismissing all of Keranos’ claims against TSMC with prejudice. The final judgment is currently being appealed to the U.S. Court of Appeals for the Federal Circuit. The outcome cannot be determined at this time.

In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment of noninfringement in favor of TSMC and TSMC North America. Ziptronix, Inc. can appeal the Court’s order. The outcome cannot be determined at this time.

In September 2013, Zond Inc. filed a complaint in U.S. District Court for the District of Massachusetts against TSMC, certain TSMC subsidiaries and other companies alleging infringing of several U.S. patents. Subsequently, TSMC and Zond initiated additional legal actions in the U.S. District Courts for the District of Delaware and the District of Massachusetts over several additional patents owned by Zond. In March 2015, all pending litigations between the parties in the U.S. District Courts for the District of Massachusetts and the District of Delaware were dismissed.

In December 2013, Tela Innovations, Inc. filed complaints in the U.S. District Court for the District of Delaware and in the United States International Trade Commission accusing TSMC and TSMC North America of infringing one U.S. patent. In January 2014, TSMC filed a lawsuit in the U.S. District Court for the Northern District of California against Tela for trade secret misappropriation and breach of contract. In September 2014, all pending litigations between the parties in the U.S. District Court for the District of Delaware, the ITC and the U.S. District Court for the Northern District of California were dismissed.

In March 2014, DSS Technology Management, Inc. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development, Inc., and several other companies infringe one U.S. patent. TSMC Development, Inc. has subsequently been dismissed. The outcome cannot be determined at this time.

Other than the matters described above, we were not involved in any other material litigation in 2014 and are not currently involved in any material litigation.

Dividends and Dividend Policy

The following table sets forth the dividends per share paid during each of the years indicated in respect of common shares outstanding on the record date eligible to the payment of those dividends. During 2012, 2013 and 2014, we paid cash dividends in the amounts of NT$77,748,667,725, NT$77,773,307,004 and NT$77,785,851,420 (US$2,461,577,577), respectively.

	Cash Dividends Per Share	Stock dividends Per 100 shares	Total shares issued as stock dividends	Outstanding common shares at year end
	NT$
2012	2.9995	—	—	25,924,435,668
2013	2.9995	—	—	25,928,617,140
2014	2.9999	—	—	25,929,662,436

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

Except as otherwise specified in the articles of incorporation or under Taiwan law, we are not permitted to distribute dividends or make other distributions to shareholders in respect of any year in which we have no current or retained earnings. The R.O.C. Company Law also requires that 10% of annual net income (less prior years’ losses and outstanding taxes) be set aside as legal reserves until the accumulated legal reserves equal our paid-in capital. Our articles of incorporation provide that at least one percent of annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as a bonus to employees and that not more than 0.3 percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as a bonus to directors. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses.

Holders of ADRs evidencing ADSs are entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as the holders of common shares. Cash dividends will be paid to the depositary and, after deduction of any applicable R.O.C. taxes and except as otherwise provided in the deposit agreement, will be paid to holders. Stock dividends will be distributed to the depositary and, except as otherwise provided in the deposit agreement, will be distributed to holders by the depositary in the form of additional ADSs.

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per common share(2)			Closing price per ADS(2)
	High	Low	Average daily trading volume (in thousands of shares)	High	Low	Average daily trading volume (in thousands of ADSs)
	(NT$)	(NT$)		(US$)	(US$)
2010	64.12	47.85	46,661	11.19	7.92	14,140
2011	70.28	58.08	50,131	12.24	10.05	14,704
2012	94.37	68.81	39,620	16.43	11.96	10,581
2013	109.88	92.33	34,841	19.23	15.41	10,372
First Quarter	103.70	93.23	37,186	18.22	16.07	9,717
Second Quarter	109.88	92.76	34,520	19.23	15.92	10,900
Third Quarter	107.58	92.33	39,847	18.13	15.41	10,974
Fourth Quarter	109.05	97.80	28,192	18.74	16.62	9,855
2014	141.50	98.29	36,510	23.47	16.10	11,066
First Quarter	115.90	98.29	41,001	19.58	16.10	11,392
Second Quarter	123.72	114.43	31,400	21.22	19.19	10,151
Third Quarter	133.50	119.50	37,411	22.66	19.79	11,126
Fourth Quarter	141.50	120.50	36,626	23.47	19.44	11,595
October	130.50	120.50	42,971	22.02	19.44	15,991
November	141.50	131.00	33,171	23.47	21.80	9,780
December	141.00	130.50	33,688	22.94	21.44	8,567
2015
January	147.00	130.00	52,773	24.19	20.79	17,403
February	154.50	142.00	41,621	25.04	22.67	11,614
March	154.00	142.50	53,210	24.80	22.94	13,423
April (through April 10, 2015)	147.00	143.00	42,793	23.69	23.20	11,722

Source: Bloomberg

(1)	Trading in ADSs commenced on October 8, 1997 on the New York Stock Exchange. Each ADS represents the right to receive five common shares.
(2)	As adjusted for a “NT$2.9997 cash dividend per share in July 2010”, a “NT$2.9995 cash dividend per share in July 2011”, a “NT$2.9995 cash dividend per share in July 2012”, a “NT$2.9995 cash dividend per share in July 2013” and a “NT$2.9999 cash dividend per share in July 2014”.

ITEM 10.	ADDITIONAL INFORMATION

Description of Common Shares

We are organized under the laws of the R.O.C. Set forth below is a description of our common shares, including summaries of the material provisions of our articles of incorporation, the R.O.C. Company Law, the R.O.C. Securities and Exchange Law and the regulations promulgated thereunder.

General

Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,929,662,436 and 25,930,043,279 common shares were issued and outstanding as of December 31, 2014 and February 28, 2015, respectively.

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

Dividends and Distributions

An R.O.C. company is generally not permitted to distribute dividends or to make any other distributions to shareholders in respect of any year for which it did not have either earnings or retained earnings. In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside in a legal reserve, until such time as its legal reserve equals its paid-in capital, 10% of its net income for that fiscal year (less any past losses and outstanding tax), and may set aside a special reserve. Our articles of incorporation provide that at least one percent of the net distributable income for that fiscal year be distributed as a bonus to employees and that not more than 0.3 percent of the net distributable income for that fiscal year may be distributed as a bonus to directors. Under our articles of incorporation, directors who also serve as executive officers are not entitled to any director bonuses. In 2012, 2013 and 2014, we paid 100% of the bonus to employees and directors in the form of cash. Subject to compliance with these requirements, a company may pay dividends or make other distributions from its accumulated earnings or reserves as permitted by the R.O.C. Company Law as set forth below.

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

Other Rights of Shareholders

Under the R.O.C. Company Law, dissenting shareholders are entitled to appraisal rights in the event of amalgamation, spin-off or certain other major corporate actions. A dissenting shareholder may request us to redeem all of the shares owned by that shareholder at a fair price to be determined by mutual agreement or a court order if agreement cannot be reached. A shareholder may exercise these appraisal rights by serving a written notice on us prior to the related shareholders’ meeting and by raising an objection at the shareholders’ meeting. In addition to appraisal rights, any shareholder has the right to sue for the annulment of any resolution adopted at a shareholders’ meeting where the procedures were legally defective within thirty days after the date of such shareholders’ meeting. One or more shareholders who have held more than three percent of the issued and outstanding shares for over a year may require audit committee to bring a derivative action against a director for that director’s liability to us as a result of that director’s unlawful actions or failure to act. In addition, one or more shareholders who have held more than three percent of our issued and outstanding shares for over a year may require the board of directors to convene a special shareholders’ meeting by sending a written request to the board of directors.

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

Transaction Restrictions

The R.O.C. Securities and Exchange Law (i) requires each director, supervisor, manager or shareholder holding more than ten percent of the shares of a public company to report the amount of that person’s shareholding to that company and (ii) limits the number of shares that can be sold or transferred on the Taiwan Stock Exchange or on the R.O.C. Over-the-Counter (Taipei Exchange) by that person per day.

Material Contracts

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

On September 30, 2003, the R.O.C. Executive Yuan approved an amendment to Regulations Governing Investment in Securities by Overseas Chinese and Foreign National, or the Regulations, which took effect on October 2, 2003. According to the Regulations, the R.O.C. FSC abolished the mechanism of the so-called “qualified foreign institutional investors” and “general foreign investors” as stipulated in the Regulations before the amendment.

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

In addition to the general restriction against direct investment by non-R.O.C. persons in securities of R.O.C. companies, non-R.O.C. persons (except in certain limited cases) are currently prohibited from investing in certain industries in the R.O.C. pursuant to a “negative list”, as amended by the R.O.C. Executive Yuan. The prohibition on foreign investment in the prohibited industries specified in the negative list is absolute in the absence of a specific exemption from the application of the negative list. Pursuant to the negative list, certain other industries are restricted so that non-R.O.C. persons (except in limited cases) may invest in these industries only up to a specified level and with the specific approval of the relevant competent authority that is responsible for enforcing the relevant legislation that the negative list is intended to implement.

The R.O.C. FSC announced on April 30, 2009 the Regulations Governing Mainland Chinese Investors’ Securities Investments (“P.R.C. Regulations”). According to the P.R.C. Regulations, a P.R.C. qualified domestic institutional investor (“QDII”) is allowed to invest in R.O.C. securities (including less than 10% shareholding of an R.O.C. company listed on Taiwan Stock Exchange or R.O.C. Over-the-Counter (Taipei Exchange). Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. For each QDII, the custodians of such QDIIs must apply with the Taiwan Stock Exchange for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the R.O.C. securities market with the amount approved by the Taiwan Stock Exchange. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment of certain other industries in a given company is restricted to a certain percentage pursuant to a list promulgated by the FSC and amended from time to time. P.R.C. investors other than QDII, however, are prohibited from making investments in an R.O.C. company listed on the Taiwan Stock Exchange or the R.O.C. Over-the-Counter (Taipei Exchange), unless with approval from the Investment Commission of the R.O.C. Ministry of Economic Affairs for its investment of 10% or more (or other percentage applicable to certain restricted industries) of the equity interest of such R.O.C. company.

In addition to investments permitted under the P.R.C. Regulations, P.R.C. investors who wish to make (i) direct investment in the shares of R.O.C. private companies or (ii) investments, individually or aggregately, in 10% or more (or other percentage applicable to certain restricted industries) of the equity interest of an R.O.C. company listed on the Taiwan Stock Exchange or R.O.C. Over-the-Counter (Taipei Exchange) are required to submit an investment approval application to the Investment Commission of the R.O.C. Ministry of Economic Affairs or other government authority. The Investment Commission of the R.O.C. Ministry of Economic Affairs or such other government authority reviews Investment Approval application and approves or disapproves each application after consultation with other governmental agencies. Furthermore, P.R.C. investor who wishes to be elected as an R.O.C. company’s director or supervisor shall also submit an investment approval application to the Investment Commission of the R.O.C. Ministry of Economic Affairs or other government authority for approval.

Depositary Receipts

In April 1992, the R.O.C. FSC enacted regulations permitting R.O.C. companies with securities listed on the Taiwan Stock Exchange, with the prior approval of the R.O.C. Financial Supervisory Commission, to sponsor the issuance and sale to foreign investors of depositary receipts. Depositary receipts represent deposited shares of R.O.C. companies. In December 1994, the R.O.C. FSC allowed companies whose shares are traded on the R.O.C. Over-the-Counter (Taipei Exchange) or listed on the Taiwan Stock Exchange, upon approval of the R.O.C. FSC, to sponsor the issuance and sale of depositary receipts.

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

A holder of depositary receipts (other than citizens of the P.R.C. and entities organized under the laws of the P.R.C. save for QDII or those which otherwise obtain the approval of the Investment Commission of the R.O.C. Ministry of Economic Affairs) may request the depositary to either cause the underlying shares to be sold in the R.O.C. and to distribute the sale proceeds to the holder or to withdraw from the depositary receipt facility the shares represented by the depositary receipts to the extent permitted under the deposit agreement (for depositary receipts representing existing shares, immediately after the issuance of the depositary receipts; and for depositary receipts representing new shares, in practice four to seven business days after the issuance of the depositary receipts) and transfer the shares to the holder.

We, or the foreign depositary bank, may not increase the number of depositary receipts by depositing shares in a depositary receipt facility or issuing additional depositary receipts against these deposits without specific R.O.C. FSC approval, except in limited circumstances. These circumstances include issuances of additional depositary receipts in connection with:

•	dividends or free distributions of shares;

•	the exercise by holders of existing depositary receipts of their pre-emptive rights in connection with capital increases for cash; or

•	if permitted under the deposit agreement and custody agreement, the deposit of common shares purchased by any person directly or through a depositary bank on the Taiwan Stock Exchange or the R.O.C. Over-the-Counter (Taipei Exchange) (as applicable) or held by such person for deposit in the depositary receipt facility.

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

Under existing R.O.C. laws and regulations relating to foreign exchange control, a depositary may, without obtaining further approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the R.O.C., convert NT dollars into other currencies, including U.S. dollars, in respect of the following: proceeds of the sale of shares represented by depositary receipts, proceeds of the sale of shares received as stock dividends and deposited into the depositary receipt facility and any cash dividends or cash distributions received. In addition, a depositary, also without any of these approvals, may convert inward remittances of payments into NT dollars for purchases of underlying shares for deposit into the depositary receipt facility against the creation of additional depositary receipts. A depositary may be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis for conversion from NT dollars into other currencies relating to the sale of subscription rights for new shares. Proceeds from the sale of any underlying shares by holders of depositary receipts withdrawn from the depositary receipt facility may be converted into other currencies without obtaining Central Bank of the Republic of China (Taiwan) approval. Proceeds from the sale of the underlying shares withdrawn from the depositary receipt facility may be used for reinvestment in the Taiwan Stock Exchange or the R.O.C. Over-the-Counter (Taipei Exchange), subject to compliance with applicable laws and regulations.

Direct Share Offerings

Since 1997, the R.O.C. government has amended regulations to permit R.O.C. companies listed on the Taiwan Stock Exchange or R.O.C. Over-the-Counter (Taipei Exchange) to issue shares directly (not through depositary receipt facility) overseas.

Overseas Corporate Bonds

Since 1989, the R.O.C. FSC has approved a series of overseas bonds issued by R.O.C. companies listed on the Taiwan Stock Exchange or the R.O.C. Over-the-Counter (Taipei Exchange) in offerings outside the R.O.C. Under current R.O.C. law, these overseas corporate bonds can be:

•	converted by bondholders, other than citizens of the P.R.C. and entities organized under the laws of the P.R.C. save for QDII or those that have obtained the approval of the Investment Commission of the R.O.C. Ministry of Economic Affairs, into shares of R.O.C. companies; or

•	subject to R.O.C. FSC approval, converted into depositary receipts issued by the same R.O.C. company or by the issuing company of the exchange shares, in the case of exchangeable bonds.

The relevant regulations also permit public companies to issue corporate debt in offerings outside the R.O.C. Proceeds from the sale of the shares converted from overseas convertible bonds may be used for reinvestment in securities listed on the Taiwan Stock Exchange or traded on the R.O.C. Over-the-Counter (Taipei Exchange), subject to compliance with applicable laws and regulations.

Exchange Controls in the R.O.C.

The R.O.C. Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle such business by the R.O.C. FSC and by the Central Bank of the Republic of China (Taiwan). Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

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

Taxation

R.O.C. Taxation

The following is a general summary of the principal R.O.C. tax consequences of the ownership and disposition of ADSs representing common shares to a non-resident individual or entity. It applies only to a holder that is:

•	an individual who is not an R.O.C. citizen, who owns ADSs and who is not physically present in the R.O.C. for 183 days or more during any calendar year (a “Non-ROC Individual Holder”); or

•	a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the R.O.C. for profit-making purposes and has no fixed place of business or business agent in the R.O.C. (a “Non-ROC Entity Holder”).

Holders of ADSs are urged to consult their own tax advisors as to the particular R.O.C. tax consequences of owning the ADSs which may affect them.

Dividends. Dividends declared by us out of our retained earnings and distributed to the holders are subject to R.O.C. withholding tax, currently at the rate of 20%, on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends. However, a 10% R.O.C. retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit of up to 5% of the gross amount of any dividends declared out of those earnings that would reduce the 20% R.O.C. tax imposed on those distributions.

Distribution of common shares declared by us out of our capital reserves is not subject to R.O.C. withholding tax, except under limited circumstances.

Capital Gains. Capital gains realized from the sale or disposal of the common shares on or before December 31, 2012 are exempt from R.O.C. income tax under Article 4-1 of the R.O.C. Income Tax Act. Starting from January 1, 2013, Non-R.O.C. Entity Holders remain exempt from income tax on capital gains from the sale or disposal of the common shares. However, Non-R.O.C. Individual Holders are now subject to R.O.C. income tax on capital gains from the sale or disposal of the common shares. Capital loss incurred therefrom can be deducted from capital gains in calculating the net capital gain and income tax liability, but cannot be carried forward to subsequent years. Capital gains are taxed at a flat rate of 15%. In addition, only 50% of the net capital gains are subject to income tax if the Non-R.O.C. Individual Holder has held the common shares for one year or longer. As a result, the tax agent of each Non-R.O.C. Individual Holder should pay the income tax payable, if any, and file an income tax return in May each year for the capital gains that the Non-R.O.C. Individual Holder generates in the prior year.

Subscription Rights. Distributions of statutory subscription rights for common shares in compliance with R.O.C. law are not subject to any R.O.C. tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Non-R.O.C. Entity Holders are exempt from income tax on capital gains from the sale of statutory subscription rights evidenced by securities. However, Non-R.O.C. Individual Holders are now subject to R.O.C. income tax at a flat rate of 15% on capital gains from such sale. Proceeds derived from sales of statutory subscription rights that are not evidenced by securities are subject to capital gains tax at the rate of 20%.

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

Estate and Gift Tax. R.O.C. estate tax is payable on any property within the R.O.C. left by a deceased, and R.O.C. gift tax is payable on any property within the R.O.C. donated by an individual. Estate tax and Gift tax are currently payable at the rate of 10%. Under R.O.C. estate and gift tax laws, common shares issued by R.O.C. companies are deemed located in the R.O.C. regardless of the location of the holder. It is unclear whether a holder of ADSs will be considered to hold common shares for this purpose.

Tax Treaty. The R.O.C. does not have a double taxation treaty with the United States. On the other hand, the R.O.C. has double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Israel, Gambia, The Netherlands, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, Swaziland, India, Slovakia, Switzerland, Germany, Thailand, Luxembourg, Kiribati and Austria which may limit the rate of R.O.C. withholding tax on dividends paid with respect to common shares in R.O.C. companies. The ADS holders may or may not be considered to hold common shares for the purposes of these treaties. The holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.

United States Federal Income Taxation

This section discusses the material United States federal income tax consequences to U.S. holders (as defined below) of owning and disposing of our common shares or ADSs. It applies to you only if you hold your common shares or ADSs as capital assets for United States federal tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	dealers or traders in securities or foreign currencies;

•	banks and certain other financial institutions;

•	brokers;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax-exempt organizations, retirement plans, individual retirement accounts and other tax-deferred accounts;

•	life insurance companies;

•	persons liable for alternative minimum tax;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons that hold common shares or ADSs as part of a straddle or a hedging or conversion or integrated transaction for United States federal income tax purposes;

•	persons who are former citizens or former long-term residents of the United States, or

•	persons whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

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

You are a U.S. holder if you are a beneficial owner of common shares or ADSs and you are:

•	a citizen or resident of the United States;

•	a United States domestic corporation, or other entity subject to United States federal income tax as a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

We urge you to consult your own tax advisor regarding the United States federal, state, local income tax and other tax consequences of owning and disposing of common shares or ADSs in your particular circumstances.

Taxation of Dividends

Subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay in respect of your common shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) including the amount of any R.O.C. tax withheld reduced by any credit against such withholding tax on account of the 10% retained earnings tax imposed on us, is subject to United States federal income taxation. Because we do not intend to calculate our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect that any distribution made by us to such holder will generally be treated as a dividend. If you are a noncorporate U.S. holder, under existing law any dividends paid to you that constitute qualified dividend income will be taxable to you at a maximum tax rate of 20% (plus, if applicable, the Medicare Tax discussed below) provided that you hold the common shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the common shares or ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the common shares or ADSs are readily tradable on an established securities market in the United States. The dividend is taxable to you when you, in the case of common shares, or the Depositary, in the case of ADSs, receive the dividend actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the NT Dollar payments made, determined at the spot NT Dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the common shares or ADSs and thereafter as capital gain.

Subject to generally applicable limitations and restrictions, the R.O.C. taxes withheld from dividend distributions and paid over to the R.O.C. (reduced by any credit against such withholding tax on account of the 10% retained earnings tax) will be eligible for credit against your U.S. federal income tax liabilities. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 20% tax rate. Dividends will be income from sources outside the United States. Dividends will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules applicable to the United States foreign tax credit are complex, and we urge you to consult your own tax adviser concerning the availability of the credit in your particular circumstances.

Pro rata distributions of common shares by us to holders of common shares or ADSs will generally not be subject to U.S. federal income tax. Accordingly, such distributions will generally not give rise to U.S. federal income tax against which the R.O.C. tax imposed on such distributions may be credited. Any such R.O.C. tax will generally only be creditable against a U.S. holder’s U.S. federal income tax liability with respect to general limitation income and not with respect to passive income.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed under existing law at a maximum rate of 15% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Medicare Tax

A United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ADSs.

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

In addition, notwithstanding any election you make with regard to the common shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your common shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 20% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income as well as the special rules provided with respect to excess distributions, if applicable, as described above.

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

Information with Respect to Foreign Financial Assets

Individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of these rules to their ownership of ADSs.

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

Our exposure to financial market risks derives primarily from changes in interest rates, foreign exchange rates and equity investment prices. To mitigate these risks, we utilize derivative financial instruments, the application of which, pursuant to our internal guidelines, is for hedging purposes and not for trading or speculative purposes. Our policy is to account for the unrealized gains or losses of these hedging contracts on a mark-to-market rate basis through profit or loss.

Interest Rate Risks: We are exposed to interest rate risks, primarily related to borrowings for general corporate purposes. As of December 31, 2014, we also had investment in held-to-maturity, fixed-rate commercial papers in the amount of NT$4,486 million, which had maturity dates of not more than 6 months.

The table below presents annual principal amounts due and related weighted average forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2014.

	As of December 31, 2014 Expected Maturity Dates							As of December 31, 2013
	2015	2016	2017	2018	2019 and thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
Long-term debt (in millions)
NT$ denominated debt
Variable rate		NT$8	NT$10	NT$10	NT$12	NT$40	NT$40	NT$40	NT$40
Average interest rate		3.93%	4.11%	4.19%	4.19%	4.12%(2)		4.44%
Fixed rate		NT$12,000	NT$38,100	NT$24,300	NT$91,800	NT$166,200	NT$166,357	NT$166,200	NT$165,477
Average interest rate		1.39%	1.30%	1.35%	1.52%	1.43%		1.43%
US$ denominated debt
Fixed rate		US$350		US$1,150		US$1,500	US$1,476	US$1,500	US$1,449
Average interest rate		0.95%		1.63%		1.47%		1.47%

(1)       Represents the then quoted market price.

(2)       Weighted average implied forward interest rates

Foreign Currency Risk: Substantial portions of our revenues and expenses are denominated in currencies other than NT dollar. As a result, as of December 31, 2014, the majority of our receivables and payables were denominated in currencies other than NT dollar, primarily in U.S. dollar, Euro and Japanese Yen. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize foreign currency denominated debts and offsetting derivatives, including currency forward contracts and cross currency swaps, to hedge our currency exposure. These hedging transactions help to reduce partially, but do not eliminate, the impact of foreign currency exchange rate movements. Based on a sensitivity analysis performed on our financial position as of December 31, 2014, a hypothetical, unfavorable 10% movement in the levels of foreign currency exchange rates relative to the NT dollar, after taking into account hedging and offsetting positions, would have increased our net unrealized losses by NT$332 million (US$10 million).

The table below presents our outstanding foreign currency derivative transactions as of December 31, 2014. These contracts all had a maturity date of not more than 12 months.

Forward Exchange Agreements	As of December 31, 2014 Expected Maturity Dates							As of December 31, 2013
(in millions)	2015	2016	2017	2018	2019 and thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
(Sell US$/Buy EUR) Contract amount	US$29.5					US$29.5	NT$(4.3)	US$340.1	NT$46.7
Average contractual exchange rate (against US$ dollars)	1.22					1.22		1.37
(Sell US$/Buy JPY) Contract amount	US$226.0					US$226.0	NT$39.9	US$341.0	NT$(17.4)
Average contractual exchange rate (against Japanese Yen)	120.14					120.14		104.85
(Sell NT$/Buy EUR) Contract amount								NT$4,514.3	NT$9.4
Average contractual exchange rate (against NT$ dollars)								41.04
(Sell NT$/Buy US$) Contract amount	NT$1,632.4					NT$1,632.4	NT$10.5	NT$683.7	NT$3.6

Forward Exchange Agreements	As of December 31, 2014 Expected Maturity Dates							As of December 31, 2013
(in millions)	2015	2016	2017	2018	2019 and thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
Average contractual exchange rate (against NT$ dollars)	31.45					31.45		29.99
(Sell US$/Buy RMB) Contract amount	US$181.0					US$181.0	NT$15.0	US$138.0	NT$18.6
Average contractual exchange rate (against RMB)	6.24					6.24		6.10
(Sell US$/Buy NT$) Contract amount	US$170.0					US$170.0	NT$(115.4)
Average contractual exchange rate (against NT$ dollars)	31.04					31.04
(Sell EUR/Buy US$) Contract amount	EUR4.6					EUR4.6	NT$0.8
Average contractual exchange rate (against US$ dollars)	1.22					1.22

Cross Currency Swap	As of December 31, 2014 Expected Maturity Dates							As of December 31, 2013
(in millions)	2015	2016	2017	2018	2019 and thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
(Sell NT$/Buy US$) Contract amount	NT$2,511.9					NT$2,511.9	NT$21.9	NT$1,639.2	NT$(4.2)
Range of interest rate paid	0%					0%		0%
Range of interest rate received	0.05%~0.13%					0.05%~0.13%		1.03%~2.00%
(Sell US$/Buy NT$) Contract amount	US$1,460.0					US$1,460.0
Range of interest rate paid	0.16%~1.92%					0.16%~1.92%	NT$(262.6)
Range of interest rate received	0%					0%

(1)    Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts had been terminated at the end of the reporting period.

See “Item 3. Key Information — Exchange Rates” for a summary of the movements between the NT dollar and the U.S. dollar during recent years.

Other Market Risk: As of December 31, 2014, we had available-for-sale equity investments in the amount of NT$75,598 million (US$2,392 million), which predominantly consisted of our investment in ASML shares with a carrying value of NT$72,473 million (US$2,293 million). In 2013 and 2014, we had entered into equity derivative transactions to fully hedge the market risk of our investment in ASML shares. The weighted average hedge price was EUR62.59 per share, resulting in a lock-in profit of approximately US$695 million. We also had investments in private equity securities mostly through a number of investment funds with a carrying value of NT$1,801 million (US$57 million). The carrying value of these investments in private companies and in the investment funds are subject to fluctuations and their fair market value may be significantly different from the carrying value. We experienced declines in the value of certain publicly traded securities and privately held investments and recorded impairment losses of NT$3,045 million, NT$1,540 million and NT$211 million (US$7 million), respectively, in 2012, 2013 and 2014.

The table below presents our outstanding equity derivative transactions as of December 31, 2014.

Stock Forward Contract	As of December 31, 2014 Expected Maturity Dates							As of December 31, 2013
(in millions)	2015	2016	2017	2018	2019 onward	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
Contract amount	NT$56,173					NT$56,173	NT$(16,364)	NT$37,432	NT$(5,482)
Contract Price	EUR62.59					EUR62.59		Footnote (2)

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts had been terminated at the end of the reporting period.
(2)	Determined by a specific percentage of the spot price on the respective trade date.

ITEM 12D.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Depositary Payment

In 2014, we received reimbursement of proxy related expenses (printing, postage and distribution) of US$415,680.2 from Citibank, N.A., the Depositary Bank for our ADR program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Co-Chief Executive Officers and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2014.

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

As of the end of 2014, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2014 is effective.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our company’s internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included at the end of this Item 15.

Changes in Internal Control over Financial Reporting. During 2014, there was no material change to our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taiwan Semiconductor Manufacturing Company Limited

We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated April 13, 2015 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 13, 2015

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

The table below summarizes the fees that we paid for services provided by Deloitte & Touche and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2013 and 2014.

	2013	2014
	NT$	NT$
	(In thousands)
Audit Fees	69,369	65,065
Audit-Related Fees	789	180
All Other Fees	2,800	—

Total	72,958	65,245

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

The most relevant differences between TSMC corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US Companies under Listed Company Manual Section 303A	TSMC Corporate Practices
NYSE Section 303A.01 requires a NYSE-listed company to have a majority of independent directors on its board of directors.	Taiwan law does not require a board of directors of publicly traded companies to consist of a majority of independent directors. Taiwan law requires public companies meeting certain criteria to have at least two independent directors but no less than one fifth of the total number of directors on its board of directors. In addition, Taiwan law requires public companies to disclose information pertaining to their directors, including their independence status. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for information on the total number of TSMC directors and directors who would be considered independent under NYSE Section 303A.02 and Taiwan law.

NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the listed company either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company).	Taiwan law establishes comparable standards to evaluate director independence. For further information, please consult TSMC’s Taiwan Annual Report for the relevant year.

NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	Taiwan law does not contain such a requirement. Except for meetings of sub-committees of the board of directors and those held by managing directors, Taiwan law does not allow separate board meetings of part but not all of the board of directors.

NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.	Taiwan law does not contain such a requirement. Taiwan law requires directors to be nominated (if nomination is provided in its articles of incorporation) either by the shareholders or by the entire board of directors.

NYSE Section 303A.05(a) requires listed companies to have a compensation committee comprised entirely of independent directors.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its compensation committee since 2003, which has met the requirements under the Taiwan law. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition and functions of its compensation committee.

NYSE Section 303A.05(b) requires a compensation committee’s charter to establish certain minimum responsibilities and to provide for an annual evaluation of the committee’s performance.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its compensation committee since 2003, which has met the requirements under the Taiwan law, and TSMC’s compensation committee charter contains the same responsibilities as those provided under NYSE Section 303A.05(b)(i) and mandates the committee to review the adequacy of its charter annually.

NYSE Section 303A.06 requires listed companies to have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the Exchange Act). Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005.	Taiwan law requires public companies meeting certain criteria to have an audit committee that satisfies comparable standards or public companies may voluntarily elect to establish an audit committee. TSMC has voluntarily elected to establish an audit committee. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.

NYSE Section 303A.07(a) requires an audit committee to consist of at least three board members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee of which at least one shall have accounting or financial expertise. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.

NYSE Section 303A.07(a) requires that if an audit committee member is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of that company shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report on Form 10-K filed with the SEC.	Taiwan law does not contain such requirement. Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee. Taiwan law forbids an independent director from serving as an independent director on a total of more than four Taiwan public companies.

NYSE Section 303A.07(a) All members of the audit committee are required to be independent.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee.

NYSE Section 303A.07(b) requires an audit committee to have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Rule 10A-3(b)(2), (3), (4) & (5) of the Exchange Act.	Taiwan law requires comparable standards. TSMC currently has a written audit committee charter containing the same duties and responsibilities as those provided under Section 10A-3(b)(1) of the Exchange Act.

NYSE Section 303A.07(b)(iii)(B) and (C) establishes audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (ii) to discuss the company’s press releases relating to its earnings as well as the financial information and guidelines relating to its earnings that are supplied to analysts and rating agencies.	TSMC’s written audit committee charter establishes the same audit committee objectives.

NYSE Section 303A.07(b)(iii)(G) requires an audit committee to establish clear policies for hiring external auditor’s employees.	Taiwan law does not contain such requirement.

NYSE Section 303A.07(c) requires each company to have an internal audit function that provides to the management and to the audit committee ongoing assessments on the company’s risk management processes and internal control system.	Taiwan law requires public companies to establish an internal audit department. Internal auditors are subject to strict qualification standards under Taiwan law, which require the board of directors to approve the head of a company’s internal audit department. TSMC’s internal audit department has substantially the same responsibilities as provided under NYSE Section 303A.07(d).

NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Taiwan law imposes a similar requirement. TSMC currently has in place an equity based compensation plan. TSMC’s employee stock option plans (“ESOPs”) are required to be approved by the board of directors. Shareholders’ approval is not required if the number of options granted under the relevant ESOP does not exceed the reservation made in TSMC’s Articles of Incorporation and if the exercise price is not below the price as determined by relevant regulations. Otherwise, any change to such reservation in the Articles requires shareholders’ approval.

NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the compensation committee.)	Under Taiwan law, if a listed company has adopted corporate governance guidelines, it must inform investors how to access such guidelines.

NYSE Section 303A.09 requires the board of directors to make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon.	Taiwan law does not contain such requirement.

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain.	Taiwan law does not contain such requirement. But, because of sound corporate governance principles, TSMC has adopted a “Policy of Ethics and Business Conduct”, which complies with the Sarbanes-Oxley Act’s requirements concerning financial officers and CEO accountability.

NYSE Section 303A.12(a) requires the CEO, on a yearly basis, to certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance.	Taiwan law does not contain such a requirement. But, in order to comply with relevant SEC regulations, each of TSMC’s Co-CEOs is required to certify in TSMC’s 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of TSMC.

NYSE Section 303A.12(b) requires the CEO to notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.	Taiwan law does not contain such requirement. But, in order to be consistent with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC’s Co-CEOs comply with the notice provision as set forth under NYSE Section 303A.12(b).

NYSE Section 303A.12(c) requires each listed company to submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation each time a specified change occurs in the board or any of the committees subject to Section 303A.	Taiwan law does not contain such requirement. But, in order to comply with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC complies with NYSE Section 303A.12(c).

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Refer to the consolidated financial statements on page F-1.

ITEM 19.	EXHIBITS

(a)	See page F-1 for an index of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

	1.1(11)	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on June 12, 2012.

	2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

	3.1(11)	Rules for Election of Directors, as amended and restated on June 12, 2012.

	3.2(11)	Rules and Procedures of Board of Directors Meetings, as amended and restated on November 13, 2012.

	3.3(3)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002.

	4.1(2)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 1997 to July 31, 2017) (in Chinese with English summary).

	4.2(3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 1, 1998 to April 30, 2018) (in Chinese with English summary).

	4.3(4)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective November 1, 1999 to October 31, 2019) (in Chinese with English summary).

	4.4(12)	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective December 4, 2009 to December 31, 2028) (English summary).

	4.5(2)	Land Lease with Hsinchu Science Park Administration relating to the Fab 3 and F12 (Phase III) (effective July 1, 1995 to June 30, 2015) (in Chinese with English summary).

	4.6(2)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective June 14, 2001 to March 14, 2017) (in Chinese with English summary).

	4.7(3)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) (effective December 1, 1999 to November 30, 2019) (in Chinese with English summary).

	4.8aaa(6)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan.

	4.8aaaa(1)	Taiwan Semiconductor Manufacturing Company Limited 2004 Employee Stock Option Plan, as revised on February 22, 2005.

	4.8ccc(6)	WaferTech, LLC 2004 Employee Stock Option Plan.

	4.8cccc(1)	WaferTech, LLC 2004 Employee Stock Option Plan, as revised on February 22, 2005.

	4.9(7)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd.

	4.10(12)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 and Corporate Headquarters (effective April 1, 2008 to December 31,2027) (English summary)

	4.11(12)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 (effective May 16, 2013 to December 31, 2032) (English summary)

4.12(8)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

4.13(11)	Land Lease with Central Science Industrial Park Administration relating to fabs located in Taichung Science Park (effective September 1, 2009 to September 1, 2029) (English summary).

4.14(12)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 14, 2005 to December 31, 2024) (English summary)

4.15(12)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective April 15, 2006 to December 31, 2024) (English summary)

4.16(12)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective December 1, 2009 to November 30, 2029) (English summary)

4.17(12)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective December 15, 2006 to December 31, 2024) (English summary)

4.18(12)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective October 1, 2011 to September 30, 2030) (English summary)

4.19(12)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2012 to July 31, 2032) (English summary)

4.20	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective January 22, 2014 to July 31, 2032) (in Chinese with English summary)

4.21(12)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective February 1, 2012 to January 31, 2032) (English summary)

4.22(12)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase IV and Phase V) (effective November 10, 2007 to December 31, 2026) (English summary)

4.23(12)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase VI) (effective August 20, 2010 to December 31, 2028) (English summary)

4.24(12)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase VII) (effective March 17, 2011 to December 31, 2027) (English summary)

4.25(12)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 and Corporate Headquarters (effective April 1, 2010 to December 31,2029) (English summary)

4.26(12)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase IV and Phase VI bridge ) (effective July 21, 2008 to December 31, 2027) (English summary)

4.27(12)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective June 14, 2001 to March 14, 2017) (English summary)

4.28	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (effective December 1, 2014 to December 31, 2033) (in Chinese with English summary)

4.29	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective March 1, 2014 to February 28, 2034) (in Chinese with English summary)

4.30	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2014 to July 31, 2034) (in Chinese with English summary)

12.1	Certification of Co-Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Co-Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.3	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Co-Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Co-Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.3	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

99.1	Consent of Deloitte & Touche.

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2004, filed by TSMC on May 16, 2005.
(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.
(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.
(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed by TSMC on June 23, 2003.
(5)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on October 20, 2003.
(6)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on January 6, 2005.
(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.
(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.
(9)	Previously filed in TSMC’s registration statement on Form F-1, filed by TSMC on September 15, 1997.
(10)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed by TSMC on April 17, 2009.
(11)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed by TSMC on April 2, 2013.
(12)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2013, filed by TSMC on April 14, 2014.
+	Contains portions for which confidential treatment has been requested.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.

Date: April 13, 2015

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Lora Ho
Name:	Lora Ho
Title:	Senior Vice President, Chief Financial Officer & Spokesperson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying consolidated statements of financial position of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2013 and 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014 (all expressed in New Taiwan dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of the readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 13, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche

Taipei, Taiwan

The Republic of China

April 13, 2015

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2013	December 31, 2014
ASSETS		NT$	NT$	US$
				(Note 3)
CURRENT ASSETS
Cash and cash equivalents	7	$242,695.4	$358,449.0	$11,343.3
Financial assets at fair value through profit or loss	8	90.4	192.0	6.1
Available-for-sale financial assets	9	760.8	73,797.5	2,335.4
Held-to-maturity financial assets	10	1,796.0	4,485.6	141.9
Notes and accounts receivable, net	12	71,649.9	114,734.7	3,630.8
Receivables from related parties	37	291.7	313.0	9.9
Other receivables from related parties	37	221.6	178.6	5.7
Inventories	6, 13	37,494.9	66,338.0	2,099.3
Noncurrent assets held for sale	14	-	944.2	29.9
Other financial assets	38	501.8	3,476.9	110.0
Other current assets	18	2,984.2	3,656.1	115.7

Total current assets		358,486.7	626,565.6	19,828.0

NONCURRENT ASSETS
Available-for-sale financial assets	9	60,867.6	1,800.5	57.0
Investments accounted for using equity method	6, 15	28,156.5	28,059.7	888.0
Property, plant and equipment	6, 16	792,665.9	818,198.8	25,892.4
Intangible assets	6, 17	11,490.4	13,531.5	428.2
Deferred income tax assets	6, 31	7,145.0	5,138.8	162.6
Refundable deposits	37	2,519.0	356.1	11.3
Other noncurrent assets	18	1,469.6	1,202.0	38.0

Total noncurrent assets		904,314.0	868,287.4	27,477.5

TOTAL		$1,262,800.7	$1,494,853.0	$47,305.5

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2013	December 31, 2014
LIABILITIES AND EQUITY		NT$	NT$	US$
				(Note 3)
CURRENT LIABILITIES
Short-term loans	19	$15,645.0	$36,158.5	$1,144.3
Financial liabilities at fair value through profit or loss	8	33.7	486.2	15.4
Hedging derivative financial liabilities	11	–	16,364.3	517.9
Accounts payable		14,670.3	21,878.9	692.4
Payables to related parties	37	1,688.4	1,491.5	47.2
Salary and bonus payable		8,330.9	10,573.9	334.6
Accrued profit sharing to employees and bonus to directors and supervisors	24	12,738.8	18,052.8	571.3
Payables to contractors and equipment suppliers		89,810.2	26,980.4	853.8
Income tax payable	31	36,759.4	52,388.1	1,657.9
Provisions	6, 20	7,603.8	10,445.5	330.5
Liabilities directly associated with noncurrent assets held for sale	14	–	219.1	6.9

Accrued expenses and other current liabilities	16, 23	16,693.5	29,746.0	941.3

Total current liabilities		203,974.0	224,785.2	7,113.5

NONCURRENT LIABILITIES
Hedging derivative financial liabilities	11	5,481.6	–	–
Bonds payable	21	210,767.6	213,673.8	6,761.8
Long-term bank loans		40.0	40.0	1.3
Deferred income tax liabilities	31	–	199.7	6.3
Obligations under finance leases	16	776.2	802.1	25.4
Accrued pension cost	6, 22	6,801.7	6,567.8	207.8
Guarantee deposits	23	151.7	25,538.5	808.2
Others	20	694.9	885.2	28.0

Total noncurrent liabilities		224,713.7	247,707.1	7,838.8

Total liabilities		428,687.7	472,492.3	14,952.3

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock	24	259,286.2	259,296.6	8,205.6

Capital surplus	24	55,858.6	55,963.4	1,771.0

Retained earnings	24
Appropriated as legal capital reserve		132,436.0	151,250.7	4,786.4
Appropriated as special capital reserve		2,785.8	–	–
Unappropriated earnings		369,309.4	529,973.5	16,771.3

		504,531.2	681,224.2	21,557.7

Others	24	14,170.3	25,749.3	814.9

Equity attributable to shareholders of the parent		833,846.3	1,022,233.5	32,349.2

NONCONTROLLING INTERESTS	24	266.7	127.2	4.0

Total equity		834,113.0	1,022,360.7	32,353.2

TOTAL		$1,262,800.7	$1,494,853.0	$47,305.5

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2012	2013	2014
		NT$	NT$	NT$	US$
					(Note 3)
NET REVENUE	6, 26, 37, 41	$506,745.3	$597,024.2	$762,806.5	$24,139.4

COST OF REVENUE	13, 33, 37	262,592.5	315,642.5	385,113.0	12,187.1

GROSS PROFIT BEFORE UNREALIZED GROSS PROFIT ON SALES TO ASSOCIATES		244,152.8	281,381.7	377,693.5	11,952.3

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		(25.0)	(20.9)	28.5	0.9

GROSS PROFIT		244,127.8	281,360.8	377,722.0	11,953.2

OPERATING EXPENSES	6, 33, 37
Research and development		40,387.1	47,952.0	56,828.8	1,798.4
General and administrative		17,633.0	18,881.8	18,933.4	599.1
Marketing		4,496.2	4,505.2	5,087.4	161.0

Total operating expenses		62,516.3	71,339.0	80,849.6	2,558.5

OTHER OPERATING INCOME AND EXPENSES, NET	14, 27, 33	(449.4)	47.1	(1,002.1)	(31.7)

INCOME FROM OPERATIONS	41	181,162.1	210,068.9	295,870.3	9,363.0

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture	15, 41	2,073.1	3,806.8	3,919.8	124.0
Other income	28	1,716.1	2,342.1	3,380.4	107.0
Foreign exchange gain , net		582.5	285.5	2,111.3	66.8
Finance costs	29	(1,020.4)	(2,646.8)	(3,236.3)	(102.4)
Other gains and losses	30, 37	(2,852.3)	2,105.0	28.0	0.9

Total non-operating income and expenses		499.0	5,892.6	6,203.2	196.3

INCOME BEFORE INCOME TAX		181,661.1	215,961.5	302,073.5	9,559.3

INCOME TAX EXPENSE	31, 41	22,374.7	32,111.8	47,889.9	1,515.5

NET INCOME		159,286.4	183,849.7	254,183.6	8,043.8

OTHER COMPREHENSIVE INCOME (LOSS)	15, 24, 31
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation		(678.2)	(653.7)	258.5	8.2
Share of other comprehensive loss of associate and joint venture		–	–	(15.7)	(0.5)
Income tax benefit (expense) related to items that will not be reclassified subsequently		81.4	77.7	(31.9)	(1.0)
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		(4,322.7)	3,668.5	11,771.1	372.5
Changes in fair value of available-for-sale financial assets		9,534.3	13,290.4	(36.6)	(1.1)
Cash flow hedges		0.2	–	–	–

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2012	2013	2014
		NT$	NT$	NT$	US$
					(Note 3)
Share of other comprehensive income (loss) of associates and joint venture		$54.9	$(60.3)	$(135.3)	$(4.3)
Income tax benefit (expense) related to items that may be reclassified subsequently		(409.3)	36.5	(5.1)	(0.2)

Other comprehensive income for the year, net of income tax		4,260.6	16,359.1	11,805.0	373.6

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		$163,547.0	$200,208.8	$265,988.6	$8,417.4

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$159,480.8	$183,977.6	$254,301.4	$8,047.5
Noncontrolling interests		(194.4)	(127.9)	(117.8)	(3.7)

		$159,286.4	$183,849.7	$254,183.6	$8,043.8

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$163,692.0	$200,343.4	$266,090.6	$8,420.6
Noncontrolling interests		(145.0)	(134.6)	(102.0)	(3.2)

		$163,547.0	$200,208.8	$265,988.6	$8,417.4

		2012	2013	2014
		Income Attributable to	Income Attributable to	Income Attributable to Shareholders of the Parent
		Shareholders of the Parent	Shareholders of the Parent
		NT$	NT$	NT$	US$
					(Note 3)
EARNINGS PER SHARE
Basic earnings per share	32	$6.15	$7.10	$9.81	$0.31

Diluted earnings per share	32	$6.15	$7.10	$9.81	$0.31

EARNINGS PER EQUIVALENT ADS
Basic earnings per share		$30.76	$35.48	$49.04	$1.55

Diluted earnings per share		$30.75	$35.48	$49.04	$1.55

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
								Foreign	Unrealized
	Capital Stock - Common Stock			Retained Earnings					Gain/Loss from Available-	Cash
	Shares			Legal	Special	Un- appropriated		Currency Translation	for-sale	Flow			Non- controlling	Total
	(In		Capital	Capital	Capital				Financial	Hedges
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Reserve	Assets	Reserve	Total	Total	Interests	Equity
BALANCE, JANUARY 1, 2012	25,916,222	$259,162.2	$55,471.7	$102,400.0	$6,433.9	$208,960.5	$317,794.4	$(6,433.4)	$(1,172.8)	$(0.1)	$(7,606.3)	$624,822.0	$2,436.6	$627,258.6

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	13,420.1	-	(13,420.1)	-	-	-	-	-	-	-	-
Special capital reserve	-	-	-	-	1,172.4	(1,172.4)	-	-	-	-	-	-	-	-
Cash dividends to shareholders-NT$3.00 per share	-	-	-	-	-	(77,748.7)	(77,748.7)	-	-	-	-	(77,748.7)	-	(77,748.7)

Total	-	-	-	13,420.1	1,172.4	(92,341.2)	(77,748.7)	-	-	-	-	(77,748.7)	-	(77,748.7)

Net income in 2012	-	-	-	-	-	159,480.8	159,480.8	-	-	-	-	159,480.8	(194.4)	159,286.4
Other comprehensive income in 2012, net of income tax	-	-	-	-	-	(614.6)	(614.6)	(4,320.4)	9,146.1	0.1	4,825.8	4,211.2	49.4	4,260.6

Total comprehensive income in 2012	-	-	-	-	-	158,866.2	158,866.2	(4,320.4)	9,146.1	0.1	4,825.8	163,692.0	(145.0)	163,547.0

Issuance of stock from exercise of employee stock options	8,213	82.2	160.3	-	-	-	-	-	-	-	-	242.5	-	242.5
Stock option compensation cost of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	6.2	6.2
Adjustment to share of changes in equities of associates and joint venture	-	-	2.5	-	-	-	-	-	-	-	-	2.5	-	2.5
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	-	-	40.8	-	-	-	-	-	-	-	-	40.8	(40.8)	-
Increase in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	286.2	286.2

BALANCE, DECEMBER 31, 2012	25,924,435	259,244.4	55,675.3	115,820.1	7,606.3	275,485.5	398,911.9	(10,753.8)	7,973.3	-	(2,780.5)	711,051.1	2,543.2	713,594.3

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	16,615.9	-	(16,615.9)	-	-	-	-	-	-	-	-
Reversal of special capital reserve	-	-	-	-	(4,820.5)	4,820.5	-	-	-	-	-	-	-	-
Cash dividends to shareholders-NT$3.00 per share	-	-	-	-	-	(77,773.3)	(77,773.3)	-	-	-	-	(77,773.3)	-	(77,773.3)

Total	-	-	-	16,615.9	(4,820.5)	(89,568.7)	(77,773.3)	-	-	-	-	(77,773.3)	-	(77,773.3)

Net income in 2013	-	-	-	-	-	183,977.6	183,977.6	-	-	-	-	183,977.6	(127.9)	183,849.7
Other comprehensive income in 2013, net of income tax	-	-	-	-	-	(585.0)	(585.0)	3,613.4	13,337.5	(0.1)	16,950.8	16,365.8	(6.7)	16,359.1

Total comprehensive income in 2013	-	-	-	-	-	183,392.6	183,392.6	3,613.4	13,337.5	(0.1)	16,950.8	200,343.4	(134.6)	200,208.8

Issuance of stock from exercise of employee stock options	4,182	41.8	82.8	-	-	-	-	-	-	-	-	124.6	-	124.6
Stock option compensation cost of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	5.3	5.3
Adjustments to share of changes in equities of associates and joint venture	-	-	38.1	-	-	-	-	-	-	-	-	38.1	-	38.1
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	-	-	62.4	-	-	-	-	-	-	-	-	62.4	(62.4)	-
Increase in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	188.4	188.4
Effect of deconsolidation of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(2,273.2)	(2,273.2)

BALANCE, DECEMBER 31, 2013	25,928,617	259,286.2	55,858.6	132,436.0	2,785.8	369,309.4	504,531.2	(7,140.4)	21,310.8	(0.1)	14,170.3	833,846.3	266.7	834,113.0

(Continued)

	Equity Attributable to Shareholders of the Parent
								Others
								Foreign	Unrealized
	Capital Stock - Common Stock			Retained Earnings					Gain/Loss from Available-	Cash
	Shares			Legal	Special	Un- appropriated		Currency Translation	for-sale	Flow			Non- controlling	Total
	(In		Capital	Capital	Capital				Financial	Hedges
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Reserve	Assets	Reserve	Total	Total	Interests	Equity
Appropriations of prior year’s earnings
Legal capital reserve	-	$-	$-	$18,814.7	$-	$(18,814.7)	$-	$-	$-	$-	$-	$-	$-	$-
Reversal of special capital reserve	-	-	-	-	(2,785.8)	2,785.8	-	-	-	-	-	-	-	-
Cash dividends to shareholders—NT$3.00 per share	-	-	-	-	-	(77,785.9)	(77,785.9)	-	-	-	-	(77,785.9)	-	(77,785.9)

Total	-	-	-	18,814.7	(2,785.8)	(93,814.8)	(77,785.9)	-	-	-	-	(77,785.9)	-	(77,785.9)

Net income in 2014	-	-	-	-	-	254,301.4	254,301.4	-	-	-	-	254,301.4	(117.8)	254,183.6
Other comprehensive income in 2014, net of income tax	-	-	-	-	-	210.2	210.2	11,642.5	(63.3)	(0.2)	11,579.0	11,789.2	15.8	11,805.0

Total comprehensive income in 2014	-	-	-	-	-	254,511.6	254,511.6	11,642.5	(63.3)	(0.2)	11,579.0	266,090.6	(102.0)	265,988.6

Issuance of stock from exercise of employee stock options	1,045	10.4	36.6	-	-	-	-	-	-	-	-	47.0	-	47.0
Disposal of investments accounted for using equity method	-	-	(2.3)	-	-	-	-	-	-	-	-	(2.3)	-	(2.3)
Adjustment to share of changes in equities of associates and joint venture	-	-	67.0	-	-	-	-	-	-	-	-	67.0	-	67.0
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	-	-	-	-	-	(32.7)	(32.7)	-	-	-	-	(32.7)	32.7	-
From share of changes in equities of subsidiaries	-	-	3.5	-	-	-	-	-	-	-	-	3.5	(3.5)	-
Decrease in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(66.7)	(66.7)

BALANCE, DECEMBER 31, 2014	25,929,662	$259,296.6	$55,963.4	$151,250.7	$-	$529,973.5	$681,224.2	$4,502.1	$21,247.5	$(0.3)	$25,749.3	$1,022,233.5	$127.2	$1,022,360.7

BALANCE, DECEMBER 31, 2014 (IN MILLIONS OF US$—Note 3)		$8,205.6	$1,771.0	$4,786.4	$-	$16,771.3	$21,557.7	$142.5	$672.4	$-	$814.9	$32,349.2	$4.0	$32,353.2

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2012	2013	2014
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$181,661.1	$215,961.5	$302,073.5	$9,559.3
Adjustments for:
Depreciation expense	129,168.5	153,979.8	197,645.2	6,254.6
Amortization expense	2,180.8	2,202.0	2,606.3	82.5
Stock option compensation cost of subsidiary	6.2	5.3	–	–
Finance costs	1,020.4	2,646.8	3,236.3	102.4
Share of profits of associates and joint venture	(2,073.1)	(3,806.8)	(3,919.8)	(124.0)
Interest income	(1,645.0)	(1,836.0)	(2,730.7)	(86.4)
Gain on disposal of property, plant and equipment and intangible assets, net	(0.1)	(48.8)	(14.5)	(0.5)
Impairment loss of noncurrent assets held for sale	–	–	735.5	23.3
Impairment loss of property, plant and equipment	444.5	–	239.9	7.6
Impairment loss of financial assets	4,231.6	352.2	211.5	6.7
Gain on disposal of available-for-sale financial assets, net	(541.1)	(1,311.8)	(362.4)	(11.5)
Loss (gain) on disposal of investments accounted for using equity method	(5.0)	0.8	(2,054.4)	(65.0)
Loss from liquidation of subsidiary	–	–	0.1	–
Gain on deconsolidation of subsidiary	–	(293.6)	–	–
Unrealized (realized) gross profit on sales to associates	25.0	20.9	(28.5)	(0.9)
Loss (gain) on foreign exchange, net	(3,219.2)	317.5	3,615.5	114.4
Dividend income	(71.1)	(506.1)	(649.7)	(20.6)
Income from receipt of equity securities in settlement of trade receivables	(0.9)	(10.0)	(1.2)	–
Loss from hedging instruments	–	5,602.8	10,577.7	334.7
Gain arising from changes in fair value of available-for-sale financial assets in hedge effective portion	–	(5,071.1)	(10,088.6)	(319.3)
Changes in operating assets and liabilities:
Derivative financial instruments	(22.3)	(32.2)	342.9	10.9
Notes and accounts receivable, net	(11,947.3)	(14,131.1)	(43,090.1)	(1,363.6)
Receivables from related parties	(168.1)	(204.3)	(26.4)	(0.8)
Other receivables from related parties	(63.3)	50.6	(11.8)	(0.4)
Inventories	(12,989.9)	122.5	(28,871.6)	(913.7)
Other financial assets	53.2	18.6	(2,612.2)	(82.7)
Other current assets	648.1	(312.2)	(744.9)	(23.6)
Accounts payable	3,656.4	346.4	6,634.2	209.9
Payables to related parties	(605.2)	850.1	(194.9)	(6.2)
Salary and bonus payable	1,386.8	883.9	2,281.1	72.2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2012	2013	2014
	NT$	NT$	NT$	US$
				(Note 3)
Accrued profit sharing to employees and bonus to directors and supervisors	$2,105.3	$1,552.2	$5,314.0	$168.2
Accrued expenses and other current liabilities	2,051.8	3,531.0	8,432.5	266.9
Provisions	977.9	1,595.8	2,836.9	89.8
Accrued pension cost	9.1	(630.1)	60.4	1.9

Cash generated from operations	296,275.1	361,846.6	451,441.8	14,286.1
Income taxes paid	(11,312.0)	(14,463.1)	(29,918.1)	(946.7)

Net cash generated by operating activities	284,963.1	347,383.5	421,523.7	13,339.4

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(31,582.4)	(48.4)	(115.1)	(3.7)
Held-to maturity financial assets	-	(1,796.0)	(5,882.3)	(186.1)
Property, plant and equipment	(246,137.4)	(287,594.8)	(288,540.0)	(9,131.0)
Intangible assets	(1,782.3)	(2,750.4)	(3,859.5)	(122.1)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	1,318.1	2,486.6	776.9	24.6
Held-to-maturity financial assets	2,711.4	5,145.9	3,200.0	101.2
Investments accounted for using equity method	-	-	3,471.9	109.9
Property, plant and equipment	157.5	173.6	200.3	6.3
Other assets	26.7	-	-	-
Cash received from other long-term receivables	-	-	161.9	5.1
Costs from entering into hedging transactions	-	(144.0)	(520.9)	(16.5)
Interest received	1,719.0	1,790.7	2,578.7	81.6
Other dividends received	71.1	506.1	645.6	20.4
Dividends received from investments accounted for using equity method	2,088.5	2,141.9	3,223.1	102.0
Refundable deposits paid	(517.2)	(98.9)	(58.0)	(1.8)
Refundable deposits refunded	2,609.3	113.4	2,296.9	72.7
Net cash outflow from deconsolidation of subsidiary (Note 34)	-	(979.9)	-	-

Net cash used in investing activities	(269,317.7)	(281,054.2)	(282,420.5)	(8,937.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of bonds	62,000.0	130,844.8	-	-
Repayment of bonds	(4,500.0)	-	-	-
Increase (decrease) in short-term loans	9,747.1	(19,636.2)	18,563.5	587.5
Increase in long-term bank loans	50.0	690.0	-	-
Repayment of long-term bank loans	(212.5)	(62.5)	-	-

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2012	2013	2014
	NT$	NT$	NT$	US$
				(Note 3)
Repayment of other long-term payables	$(2,367.9)	$(853.8)	$–	$–
Interest paid	(736.6)	(1,330.9)	(3,192.9)	(101.1)
Guarantee deposits received	15.7	41.5	30,142.8	953.9
Guarantee deposits refunded	(255.8)	(113.1)	(7.7)	(0.2)
Decrease in obligations under finance leases	(108.8)	(27.8)	(28.4)	(0.9)
Proceeds from exercise of employee stock options	242.5	124.6	47.0	1.5
Cash dividends	(77,748.7)	(77,773.3)	(77,785.9)	(2,461.6)
Increase (decrease) in noncontrolling interests	286.2	202.6	(66.7)	(2.1)

Net cash generated by (used in) financing activities	(13,588.8)	32,105.9	(32,328.3)	(1,023.0)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(2,118.3)	849.6	9,060.2	286.7

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(61.7)	99,284.8	115,835.1	3,665.7

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	143,472.3	143,410.6	242,695.4	7,680.2

CASH AND CASH EQUIVALENTS, END OF YEAR	143,410.6	242,695.4	358,530.5	11,345.9

CASH AND CASH EQUIVALENTS INCLUDED IN NONCURRENT ASSETS HELD FOR SALE	–	–	(81.5)	(2.6)

CASH AND CASH EQUIVALENTS ON CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	$143,410.6	$242,695.4	$358,449.0	$11,343.3

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

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

The accompanying consolidated financial statements were authorized for issue by the management on April 13, 2015.

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board of the Unites States, which was NT$31.60 to US$1.00 as of December 31, 2014. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs) AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (IASB)

The Company has prepared and reported the consolidated financial statements under IFRSs and published such financial statements since 2013. The date of transition to IFRSs is January 1, 2012.

a.	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Amendment to International Accounting Standard (IAS) 36 Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
Amendment to IAS 32 Offsetting of Financial Assets and Financial Liabilities	January 1, 2014
Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities	January 1, 2014

Note 1:	As of report date, the Company has applied a number of amendments to IFRSs and new interpretation issued by the IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2014.

Except for the following item, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The amendments to IAS 36 clarify that the Company is only required to disclose the recoverable amount in the year of impairment accrual or reversal. Moreover, if the recoverable amount of impaired assets is based on fair value less costs of disposal, the Company should also disclose the discount rate used. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets. The Company has included these new disclosures, as applicable, in Note 16.

b.	New and revised standards, amendments and interpretations in issue but not yet effective

As of the date that the accompanying consolidated financial statements were authorized for issue, the new, revised or amended IFRSs, IASs, interpretations and related guidance in issue but not yet adopted by the Company as well as the effective dates issued by the IASB are stated as follows.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 2)

Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012 - 2014 Cycle	January 1, 2016 (Note 3)
IFRS 9 Financial Instruments	July 1, 2018
Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosure	July 1, 2018
Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Prospectively applicable to transactions beginning on or after January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 15 Revenue from Contracts with Customers	January 1, 2017
Amendment to IAS 1 Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendment to IAS 19 Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 27 Equity Method in Separate Financial Statements	January 1, 2016

Note 2:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Note 3:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 9, “Financial Instruments”

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the debt instruments invested by the Company, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)	If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

b)	If the objective of the Company’s business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and financial assets mandatorily measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the Company should measure the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses. The Company should always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables.

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

2)	IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contracts; and

•	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the above standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

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

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2013	December 31, 2014	Note
TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	50%	98%	b)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	99.5%	99.5%	a)
	TSMC Solid State Lighting Ltd. (TSMC SSL)	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	Hsin-Chu, Taiwan	92%	92%	TSMC and TSMC GN aggregately have a controlling interest of 94% in TSMC SSL
	TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	99%	99%	TSMC and TSMC GN aggregately have a controlling interest of 99% in TSMC Solar
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	100%	100%	a)
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	New Taipei, Taiwan	58%	58%	a)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	a)
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	100%	a)
TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	Selling and marketing of solid state lighting related products	Delaware, U.S.A.	100%	—	a), c)
TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	Selling and marketing of solar related products	Delaware, U.S.A.	100%	100%	a)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	Investing in solar related business	Amsterdam, the Netherlands	100%	100%	a), d)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	49%	—	b)
TSMC Solar Europe	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	a), d)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not audited by the Company’s independent accountants.
Note b:	According to the agreement among TSMC, TSMC Solar and VTAF III, each of the investment held by VTAF III is separately owned by TSMC and TSMC Solar. As the investment owned by VTAF III, which is indirectly owned by TSMC Solar, has entered into liquidation process due to bankruptcy and the bankruptcy trustee confirmed that no residual assets could be reimbursed to the shareholders, in the second quarter of 2014, TSMC Solar’s percentage of ownership over VTAF III has decreased to nil. Consequently, TSMC’s percentage of ownership over VTAF III has been adjusted to 98%.
Note c:	To simplify overseas investment structure, in the second quarter of 2014, the Board of Directors of TSMC SSL approved to file for the liquidation of TSMC Lighting NA. The liquidation procedure has been completed in the third quarter of 2014.
Note d:	To simplify overseas investments structure, in the second quarter of 2014, the Board of Directors of TSMC Solar approved to file for the liquidation of TSMC Solar Europe. After the liquidation, TSMC Solar Europe GmbH, the 100% owned subsidiary of TSMC Solar Europe, will be held directly by TSMC Solar. TSMC Solar Europe has started their liquidation procedures in the third quarter of 2014.

Foreign Currencies

The financial statements of each individual consolidated entity were expressed in the currency which reflected its primary economic environment (functional currency). The functional currency of TSMC and presentation currency of the consolidated financial statements are both New Taiwan Dollars (NT$). In preparing the consolidated financial statements, the operating results and financial positions of each consolidated entity are translated into NT$.

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

Derivative Financial Instruments

The Company enters into a variety of derivative financial instruments to manage its market risk exposure to foreign exchange rate, interest rate and equity price fluctuation, including forward exchange contracts, cross currency swap contracts and forward stock contracts.

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

Noncurrent Assets Held for Sale

Noncurrent assets or disposal groups are classified as noncurrent assets held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the noncurrent asset held for sale is available for immediate sale in its present condition. To meet the criteria for the sale being highly probable, the appropriate level of management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the committed sale plan involves loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale, regardless of whether a noncontrolling interest in its former subsidiary is retained after the sale.

Noncurrent assets classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell. Recognition of depreciation would cease.

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

The Company discontinues the use of the equity method from the date when the Company ceases to have significant influence over an associate. When the Company retains an interest in the former associate, the Group measures the retained interest at fair value at that date. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company shall account for all amounts recognized in other comprehensive income in relation to that associate on the same basis as would be required if the associate had directly disposed of the related assets or liabilities. If the Company’s ownership interest in an associate or a joint venture is reduced, but the Company continues to apply the equity method, the Company shall reclassify to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be required to be reclassified to profit or loss on the disposal of the related assets or liabilities.

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

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method over the following estimated useful lives: land improvements—20 years; buildings—10 to 20 years; machinery and equipment—2 to 5 years; office equipment—3 to 15 years; and leased assets—20 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

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

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees—the estimated life of the technology or the term of the technology transfer contract; software and system design costs—2 to 5 years; patent and others—the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

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

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial calculations being carried out at year end. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding net interest), is reflected immediately in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Share-based Payment Arrangements

The Company elected to take the optional exemption under IFRS 1, First-time Adoption of International Financial Reporting Standards, for the share-based payment transactions granted and vested before January 1, 2012, the date of transition to IFRSs. There were no stock options granted prior to but unvested at the date of transition.

The compensation costs of employee stock options that were granted after January 1, 2012 are measured at the fair value of the stock options at the grant date. The fair value of the stock option granted determined at the grant date of the stock options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of stock options that will eventually vest, with a corresponding increase in capital surplus-employee stock option. The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from original estimates.

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

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company uses judgment and estimate to determine the net realizable value of inventory at the end of each reporting period.

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

7.	CASH AND CASH EQUIVALENTS

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Cash and deposits in banks	$238,014.6	$352,761.2
Repurchase agreements collateralized by corporate bonds	1,809.3	3,920.6
Commercial paper	—	1,159.3
Repurchase agreements collateralized by short-term commercial paper	2,395.6	449.2
Repurchase agreements collateralized by government bonds	475.9	158.7

	$242,695.4	$358,449.0

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

8.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Derivative financial assets
Cross currency swap contracts	$—	$118.9
Forward exchange contracts	90.4	73.1

	$90.4	$192.0

Derivative financial liabilities
Cross currency swap contracts	$4.2	$359.6
Forward exchange contracts	29.5	126.6

	$33.7	$486.2

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Millions)
December 31, 2013
Sell NT$/Buy EUR	January 2014	NT$4,514.3/EUR110.0
Sell NT$/Buy US$	January 2014	NT$683.7/US$22.8
Sell US$/Buy EUR	January 2014	US$340.1/EUR248.0
Sell US$/Buy JPY	January 2014	US$341.0/JPY35,754.8
Sell US$/Buy RMB	January 2014 to February 2014	US$138.0/RMB841.5
December 31, 2014
Sell EUR/Buy US$	January 2015	EUR4.6/US$5.6
Sell NT$/Buy US$	January 2015	NT$1,632.4/US$51.9
Sell US$/Buy EUR	January 2015	US$29.5/EUR24.1
Sell US$/Buy JPY	January 2015	US$226.0/JPY27,151.0
Sell US$/Buy NT$	January 2015	US$170.0/NT$5,276.5
Sell US$/Buy RMB	January 2015	US$181.0/RMB1,129.2

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Millions)		Range of Interest Rates Paid	Range of Interest Rates Received
December 31, 2013
January 2014		NT$1,639.2/US$55.1	—	1.03%-2.00%
December 31, 2014
January 2015		NT$2,511.9/US$80.1	—	0.05%-0.13%
January 2015	US$	1,460.0/NT$45,974.8	0.16%-1.92%	—

9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Publicly traded stocks	$59,481.6	$73,797.1
Non-publicly traded stocks	1,865.1	1,606.6
Mutual funds	280.5	193.9
Money market funds	1.2	0.4

	$61,628.4	$75,598.0

Current portion	$760.8	$73,797.5
Noncurrent portion	60,867.6	1,800.5

	$61,628.4	$75,598.0

In the second quarter of 2014, the Company reclassified some publicly traded stocks from non-current asset to current asset since the lock-up period will end within a year.

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

The Company recognized impairment loss on non-publicly traded stocks and mutual funds in the amount of NT$367.4 million, NT$1,538.9 million and NT$211.5 million for the years ended December 31, 2012, 2013 and 2014, respectively.

10.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Current Portion
Commercial paper	$1,796.0	$4,485.6

11.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Financial liabilities—current
Fair value hedges
Stock forward contracts	$—	$16,364.3

Financial liabilities—noncurrent
Fair value hedges
Stock forward contracts	$5,481.6	$—

The Company’s investments in publicly traded stocks are exposed to the risk of market price fluctuations. Accordingly, the Company entered into stock forward contracts to sell shares at a contracted price determined by specific percentage of the spot price on the trade date in a specific future period in order to hedge the fair value risk caused by changes in equity prices.

The outstanding stock forward contracts consisted of the following:

	December 31, 2013		December 31, 2014
Contract amount (US$ in millions)		$37,431.6		$56,172.6
	(US$	1,256.1)	(US$	1,771.0)

In addition, the Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, in 2012, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. The interest rate swap contract of the Company was due in August 2012. For the year ended December 31, 2012, the amount recognized in other comprehensive income and accumulated under the heading of cash flow hedges reserve from the interest rate swap contract amounted to a net gain of nil; the amount reclassified from equity and recognized as a loss from the interest rate swap contract amounted to a net loss of NT$0.2 million, which was included under finance costs in the consolidated statements of profit or loss and other comprehensive income.

12.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Notes and accounts receivable	$72,136.5	$115,221.4
Allowance for doubtful receivables	(486.6)	(486.7)

Notes and accounts receivable, net	$71,649.9	$114,734.7

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

Aging analysis of notes and accounts receivable, net

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Neither past due nor impaired	$64,112.6	$102,692.8
Past due but not impaired
Past due within 30 days	7,537.3	12,041.9

	$71,649.9	$114,734.7

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance at January 1, 2012	$30.1	$460.9	$491.0
Provision	118.3	—	118.3
Reversal	—	(117.9)	(117.9)
Write-off	(11.1)	—	(11.1)
Effect of exchange rate changes	—	(0.1)	(0.1)

Balance at December 31, 2012	$137.3	$342.9	$480.2

Balance at January 1, 2013	$137.3	$342.9	$480.2
Provision	—	137.3	137.3
Reversal	(127.8)	—	(127.8)
Effect of deconsolidation of subsidiary	(3.2)	—	(3.2)
Effect of exchange rate changes	1.8	(1.7)	0.1

Balance at December 31, 2013	$8.1	$478.5	$486.6

Balance at January 1, 2014	$8.1	$478.5	$486.6
Provision	—	23.4	23.4
Reversal	—	(23.4)	(23.4)
Effect of exchange rate changes	—	0.1	0.1

Balance at December 31, 2014	$8.1	$478.6	$486.7

Aging analysis of accounts receivable that is individually determined as impaired

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Not past due	$—	$—
Past due 1-30 days	0.3	—
Past due 31-60 days	0.1	—
Past due 61-120 days	0.2	—
Past due over 121 days	7.8	8.1

	$8.4	$8.1

The Company held bank guarantees and other credit enhancements as collateral for certain impaired accounts receivables. As of December 31, 2013 and 2014, the amount of the bank guarantee and other credit enhancements were NT$0.3 million (US$0.01 million) and nil, respectively.

13.	INVENTORIES

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Finished goods	$7,245.2	$9,972.0
Work in process	26,033.6	51,027.9
Raw materials	2,435.3	3,222.5
Supplies and spare parts	1,780.8	2,115.6

	$37,494.9	$66,338.0

Write-down of inventories to net realizable value in the amount of NT$1,558.9 million, NT$664.7 million and NT$1,964.5 million, respectively, were included in the cost of revenue for the years ended December 31, 2012, 2013 and 2014.

14.	NONCURRENT ASSETS HELD FOR SALE

In January 2015, the Board of Directors of TSMC approved a sale of TSMC SSL common shares of 565,480 thousand held by TSMC and TSMC Guang Neng to Epistar Corp. Accordingly, the Company has reclassified TSMC SSL as a disposal group held for sale in its consolidated statement of financial position as of December 31, 2014. The transaction was completed in February 2015. The expected fair value less costs to sell is substantially lower than the carrying amount of the related net assets of TSMC SSL; as such, impairment losses of NT$735.5 million were recognized under other operating gains and losses in the Company’s consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2014. TSMC SSL is classified in the other operating segment of the Company. The major classes of assets and liabilities classified as held for sale were disclosed as follows:

December 31, 2014
Noncurrent assets held for sale
Cash and cash equivalents	$81.5
Inventories	28.5
Other current assets	91.3
Property, plant and equipment	643.7
Intangible assets	47.4
Others	51.8

$944.2

Liabilities directly associated with noncurrent assets held for sale
Salary and bonus payable	$38.2
Accrued expenses and other current liabilities	68.1
Accrued pension cost	35.9
Others	76.9

$219.1

15.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Associates	$24,664.1	$24,772.0
Joint ventures	3,492.4	3,287.7

	$28,156.5	$28,059.7

a.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014
			NT$	NT$
			(In Millions)	(In Millions)
Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	$10,405.9	$9,943.8	39%	33%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	7,457.7	8,297.0	39%	39%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	Taipei, Taiwan	3,887.5	3,408.9	20%	20%
Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	1,866.1	2,033.7	40%	40%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,046.9	1,088.6	35%	35%

			$24,664.1	$24,772.0

In the fourth quarter of 2012, the Company recognized an impairment loss in the amount of NT$1,186.7 million, due to the lower estimated recoverable amount compared with the carrying amount of its investments in stocks traded on R.O.C. Over-the-Counter (Taipei Exchange). Subsequently, as the recoverable amount of the aforementioned investments was higher than its carrying amount, the impairment loss of NT$1,186.7 million recognized in 2012 was reversed in the fourth quarter of 2013. The recoverable amount was determined on the basis of value in use, which amounted to NT$5,620.0 million as of December 31, 2013 with a discount rate of 8.50%.

Since TSMC did not participate in Mcube Inc’s issuance of new shares in the third quarter of 2013, the Company’s percentage of ownership in Mcube Inc. decreased to 18%. As a result, the Company evaluated and concluded that the Company did not exercise significant influence over Mcube Inc. Therefore, Mcube Inc. is no longer accounted for using the equity method. Further, such investment was reclassified to available-for-sale financial assets. The Company also measured the fair value of retained interest in Mcube Inc. when the significant influence was lost, which has no difference with the carrying amount; accordingly, the Company did not recognize any gain or loss.

TSMC has no power to direct the relevant activities of Xintec starting June 2013 due to the loss of power to cast the majority of votes at meetings of the Board of Directors. As a result, Xintec is no longer consolidated and is accounted for using the equity method. Please refer to Note 34. At the end of March 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Consequently, TSMC’s percentage of ownership over Xintec was diluted to approximately 35.4%. In April 2015, TSMC sold 2,172 thousand common shares of Xintec and recognized a disposal gain of NT$43.6 million in the second quarter of 2015. After the sale, TSMC owned approximately 34.6% of the equity interest in Xintec.

In the second quarter of 2014, the Company sold 82,000 thousand common shares of VIS and recognized a disposal gain of NT$2,054.4 million. After the sale, the Company owned approximately 33.7% of the equity interest in VIS.

The summarized financial information in respect of the Company’s associates is set out below. The summarized financial information below represents amounts shown in the associates’ financial statements prepared in accordance with IFRSs, IASs, interpretations as well as related guidance adjusted by the Company using the equity method of accounting.

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Total assets	$96,689.5	$101,074.2
Total liabilities	(28,550.3)	(29,046.3)

Net assets	$68,139.2	$72,027.9

The Company’s share of net assets of associates	$24,664.1	$24,772.0

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Net revenue	$55,746.1	$67,752.1	$70,466.4

Net income	$174.3	$7,902.8	$9,326.7

Other comprehensive income (loss)	$(21.7)	$166.8	$45.0

The Company’s share of profits of associates	$1,456.0	$3,353.2	$3,663.8

The Company’s share of other comprehensive income (loss) of associates	$(38.1)	$18.0	$4.2

The summarized financial information in respect of each of the Company’s material associates is set out below. The summarized financial information below represents amounts shown in the associate’s financial statements prepared in accordance with IFRSs, IASs, interpretations as well as related guidance adjusted by the Company using the equity method of accounting.

1)	VIS

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Current assets	$21,556.2	$25,114.4

Noncurrent assets	$7,529.8	$8,859.1

Current liabilities	$4,092.8	$5,874.6

Noncurrent liabilities	$709.5	$816.7

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Net revenue	$17,190.0	$21,135.1	$23,931.5

Income from operations	$1,841.1	$4,809.8	$6,182.0

Net income	$1,901.9	$3,948.6	$5,327.7

Other comprehensive income (loss)	$3.0	$(8.0)	$(68.6)

Total comprehensive income	$1,904.9	$3,940.6	$5,259.1

Cash dividends received	$394.0	$611.3	$960.0

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated statements of financial position was as follows:

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Net assets	$24,283.7	$27,282.2
Percentage of ownership	39%	33%

The Company’s share of net assets of the associate	9,558.1	9,095.9
Goodwill	847.9	847.9
Other adjustments	(0.1)	—

Carrying amount of the investment	$10,405.9	$9,943.8

2)	SSMC

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Current assets	$14,600.1	$17,343.4

Noncurrent assets	$6,374.6	$6,347.6

Current liabilities	$1,958.7	$1,963.8

Noncurrent liabilities	$341.3	$402.9

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Net revenue	$14,380.0	$14,699.9	$14,669.7

Income from operations	$4,751.6	$5,042.5	$5,362.5

Net income	$4,738.2	$5,023.4	$5,317.6

Other comprehensive income	$—	$—	$—

Total comprehensive income	$4,738.2	$5,023.4	$5,317.6

Cash dividends received	$1,145.4	$1,390.5	$1,512.0

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated statements of financial position was as follows:

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Net assets	$18,674.7	$21,324.3
Percentage of ownership	39%	39%

The Company’s share of net assets of the associate	7,243.9	8,271.7
Goodwill	214.0	214.0
Other adjustments	(0.2)	(188.7)

Carrying amount of the investment	$7,457.7	$8,297.0

Aggregate information of associates that are not individually material was summarized as follows:

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
The Company’s share of losses of associates	$(1,187.0)	$(170.4)	$(93.3)

The Company’s share of other comprehensive income (loss) of associates	$(38.2)	$20.4	$24.0

The Company’s share of total comprehensive loss of associates	$(1,225.2)	$(150.0)	$(69.3)

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows:

	December 31, 2013	December 31, 2014
	NT$	NT$
Name of Associate	(In Millions)	(In Millions)
VIS	$22,239.1	$28,567.5

Motech	$5,345.0	$4,242.8

GUC	$3,454.9	$4,328.0

b.	Investments in joint ventures

Joint ventures consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Joint Venture	Principal Activities	Incorporation and Operation	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014
			NT$	NT$
			(In Millions)	(In Millions)
VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	$3,492.4	$3,287.7	49%	49%

The summarized financial information in respect of the Company’s joint venture is set out below. The summarized financial information below represents amounts shown in the joint venture’s financial statements prepared in accordance with IFRSs, IASs, interpretations as well as related guidance adjusted by the Company using the equity method of accounting.

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Current assets	$5,300.7	$4,983.2

Noncurrent assets	$3,599.1	$3,315.7

Current liabilities	$961.5	$791.3

Noncurrent liabilities	$1.1	$1.1

The above amounts of assets and liabilities include the following:

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Cash and cash equivalents	$4,582.4	$4,427.2

Current financial liabilities (excluding trade and other payable and provisions)	$778.6	$548.8

Noncurrent financial liabilities (excluding trade and other payable and provisions)	$1.1	$1.1

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Net revenue	$4,348.1	$4,217.0	$3,552.8

Income from operations	$1,215.6	$1,111.4	$695.2

Net income	$1,015.8	$1,059.5	$597.7

Other comprehensive income (loss)	$223.6	$(182.6)	$(346.9)

Total comprehensive income	$1,239.4	$876.9	$250.8

Cash dividends received	$407.0	$—	$518.0

The Company’s share of profits of joint venture	$617.1	$453.6	$256.0

The Company’s share of other comprehensive income (loss) of joint venture	$93.0	$(78.3)	$(155.2)

The above profit or loss includes the following:

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Depreciation and amortization	$681.1	$760.1	$773.3

Interest income	$23.4	$31.2	$44.4

Income tax expense	$231.2	$150.4	$30.5

Reconciliation of the above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated statements of financial position was as follows:

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Net assets	$7,937.2	$7,506.5
Percentage of ownership	49%	49%

The Company’s share of net assets of the joint venture	3,900.3	3,688.7
Other adjustments	(407.9)	(401.0)

Carrying amount of the investment	$3,492.4	$3,287.7

16.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost
Balance at January 1, 2012	$1,541.1	$172,997.4	$1,057,926.5	$17,041.3	$791.5	$116,864.0	$1,367,161.8
Additions	18.5	25,183.9	226,497.7	3,680.7	—	2,308.3	257,689.1
Disposals or retirements	—	(54.5)	(2,104.9)	(563.5)	—	—	(2,722.9)
Reclassification	—	(11.1)	11.1	—	—	(8.5)	(8.5)
Effect of exchange rate changes	(32.5)	(703.9)	(2,437.2)	(90.6)	(24.7)	(99.8)	(3,388.7)

Balance at December 31, 2012	$1,527.1	$197,411.8	$1,279,893.2	$20,067.9	$766.8	$119,064.0	$1,618,730.8

Accumulated depreciation and impairment
Balance at January 1, 2012	$355.6	$101,081.6	$763,112.2	$11,892.7	$297.5	$—	$876,739.6
Additions	27.0	11,154.8	116,070.8	1,875.8	40.1	—	129,168.5
Disposals or retirements	—	(44.3)	(1,966.8)	(555.5)	—	—	(2,566.6)
Impairment	—	—	422.3	22.2	—	—	444.5
Reclassification	—	(0.2)	0.2	—	—	—	—
Effect of exchange rate changes	(15.2)	(390.2)	(2,127.8)	(74.7)	(9.5)	—	(2,617.4)

Balance at December 31, 2012	$367.4	$111,801.7	$875,510.9	$13,160.5	$328.1	$—	$1,001,168.6

Carrying amounts at December 31, 2012	$1,159.7	$85,610.1	$404,382.3	$6,907.4	$438.7	$119,064.0	$617,562.2

Cost
Balance at January 1, 2013	$1,527.1	$197,411.8	$1,279,893.2	$20,067.9	$766.8	$119,064.0	$1,618,730.8
Additions	3,212.0	31,869.0	140,223.2	3,791.1	—	154,706.9	333,802.2
Disposals or retirements	—	—	(2,925.1)	(788.1)	—	—	(3,713.2)
Reclassification	—	3.8	0.3	—	—	—	4.1
Effect of deconsolidation of subsidiary	(772.0)	(986.2)	(5,630.9)	(1,055.8)	—	(1,632.9)	(10,077.8)
Effect of exchange rate changes	19.8	884.3	2,359.1	46.9	37.7	35.8	3,383.6

Balance at December 31, 2013	$3,986.9	$229,182.7	$1,413,919.8	$22,062.0	$804.5	$272,173.8	$1,942,129.7

Accumulated depreciation and impairment
Balance at January 1, 2013	$367.4	$111,801.7	$875,510.9	$13,160.5	$328.1	$—	$1,001,168.6
Additions	27.1	13,183.5	138,314.2	2,413.7	41.3	—	153,979.8
Disposals or retirements	—	—	(2,809.2)	(786.4)	—	—	(3,595.6)
Effect of deconsolidation of subsidiary	—	(226.9)	(3,656.3)	(599.5)	—	—	(4,482.7)
Effect of exchange rate changes	9.7	475.8	1,854.1	37.5	16.6	—	2,393.7

Balance at December 31, 2013	$404.2	$125,234.1	$1,009,213.7	$14,225.8	$386.0	$—	$1,149,463.8

Carrying amounts at December 31, 2013	$3,582.7	$103,948.6	$404,706.1	$7,836.2	$418.5	$272,173.8	$792,665.9

Cost
Balance at January 1, 2014	$3,986.9	$229,182.7	$1,413,919.8	$22,062.0	$804.5	$272,173.8	$1,942,129.7
Additions (decrease)	—	39,833.1	340,661.0	6,499.0	—	(162,974.4)	224,018.7
Disposals or retirements	—	(108.7)	(2,128.1)	(645.9)	—	—	(2,882.7)
Reclassification	—	(2.0)	2.0	—	—	—	—
Reclassification as held for sale	—	(854.9)	(2,231.4)	(67.8)	—	(2.6)	(3,156.7)
Effect of exchange rate changes	49.9	1,113.7	3,946.9	113.5	36.7	137.9	5,398.6

Balance at December 31, 2014	$4,036.8	$269,163.9	$1,754,170.2	$27,960.8	$841.2	$109,334.7	$2,165,507.6

Accumulated depreciation and impairment
Balance at January 1, 2014	$404.2	$125,234.1	$1,009,213.7	$14,225.8	$386.0	$—	$1,149,463.8
Additions	27.7	15,589.0	178,850.6	3,135.8	42.1	—	197,645.2
Disposals or retirements	—	(107.7)	(1,998.3)	(645.7)	—	—	(2,751.7)
Impairment	—	—	239.9	—	—	—	239.9
Reclassification	—	(0.5)	0.5	—	—	—	—
Reclassification as held for sale	—	(257.6)	(1,476.5)	(43.4)	—	—	(1,777.5)
Effect of exchange rate changes	27.3	788.6	3,558.5	95.4	19.3	—	4,489.1

Balance at December 31, 2014	$459.2	$141,245.9	$1,188,388.4	$16,767.9	$447.4	$—	$1,347,308.8

Carrying amounts at December 31, 2014	$3,577.6	$127,918.0	$565,781.8	$11,192.9	$393.8	$109,334.7	$818,198.8

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

For the years ended December 31, 2012 and 2014, the Company recognized impairment loss of NT$444.5 million related to property, plant and equipment of the foundry reportable segment and of NT$239.9 million under other operating segments, respectively, since some of property, plant and equipment have become obsolete and their recoverable amount determined on the basis of value in use is nil. Such impairment losses were included in other operating income and expenses for the years ended December 31, 2012 and 2014.

The Company entered into agreements to lease buildings from December 2003 to November 2018 that qualify as finance leases.

Future minimum lease gross payments were as follows:

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Minimum lease payments
Not later than 1 year	$28.4	$29.7
Later than 1 year and not later than 5 years	850.7	859.7

	879.1	889.4
Less: Future finance expenses	94.1	77.9

Present value of minimum lease payments	$785.0	$811.5

Present value of minimum lease payments
Not later than 1 year	$27.7	$28.9
Later than 1 year and not later than 5 years	757.3	782.6

	$785.0	$811.5

Current portion (classified under accrued expenses and other current liabilities)	$8.8	$9.4
Noncurrent portion	776.2	802.1

	$785.0	$811.5

During the year ended December 31, 2012, the Company capitalized the borrowing costs directly attributable to the acquisition or construction of property, plant and equipment. For the year ended December 31, 2012, the amount of capitalized interest was NT$6.4 million and the capitalized interest rate was 1.08%-1.20%. There was no capitalization of borrowing costs for the years ended December 31, 2013 and 2014.

17.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost
Balance at January 1, 2012	$5,694.0	$4,370.2	$13,438.6	$2,670.0	$26,172.8
Additions	—	31.0	1,795.4	427.3	2,253.7
Retirements	—	—	(48.2)	(93.0)	(141.2)
Reclassification	—	191.6	(85.5)	94.0	200.1
Effect of exchange rate changes	(170.3)	(2.2)	(4.9)	(3.6)	(181.0)

Balance at December 31, 2012	$5,523.7	$4,590.6	$15,095.4	$3,094.7	$28,304.4

Accumulated amortization
Balance at January 1, 2012	$—	$2,687.3	$11,072.1	$1,551.8	$15,311.2
Additions	—	442.5	1143.4	594.9	2,180.8
Retirements	—	—	(48.2)	(93.0)	(141.2)
Reclassification	—	—	(36.5)	36.5	—
Effect of exchange rate changes	—	(1.1)	(4.4)	(0.5)	(6.0)

Balance at December 31, 2012	$—	$3,128.7	$12,126.4	$2,089.7	$17,344.8

Carrying amounts at December 31, 2012	$5,523.7	$1,461.9	$2,969.0	$1,005.0	$10,959.6

Cost
Balance at January 1, 2013	$5,523.7	$4,590.6	$15,095.4	$3,094.7	$28,304.4
Additions	—	—	2,140.6	579.0	2,719.6
Retirements	—	—	(18.2)	(23.6)	(41.8)
Reclassification	—	(29.6)	(111.1)	101.0	(39.7)
Effect of deconsolidation of subsidiary	—	(113.3)	(25.3)	(42.2)	(180.8)
Effect of exchange rate changes	103.8	(2.8)	5.4	20.5	126.9

Balance at December 31, 2013	$5,627.5	$4,444.9	$17,086.8	$3,729.4	$30,888.6

Accumulated amortization
Balance at January 1, 2013	$—	$3,128.7	$12,126.4	$2,089.7	$17,344.8
Additions	—	282.4	1,344.3	575.3	2,202.0
Retirements	—	—	(18.0)	(23.5)	(41.5)
Reclassification	—	—	(5.9)	—	(5.9)
Effect of deconsolidation of subsidiary	—	(66.6)	(12.6)	(25.2)	(104.4)
Effect of exchange rate changes	—	(2.8)	4.9	1.1	3.2

Balance at December 31, 2013	$—	$3,341.7	$13,439.1	$2,617.4	$19,398.2

Carrying amounts at December 31, 2013	$5,627.5	$1,103.2	$3,647.7	$1,112.0	$11,490.4

Cost
Balance at January 1, 2014	$5,627.5	$4,444.9	$17,086.8	$3,729.4	$30,888.6
Additions	—	1,906.9	1,695.2	826.2	4,428.3
Retirements	—	—	(51.4)	—	(51.4)
Reclassification as held for sale	—	—	(39.6)	(269.2)	(308.8)
Effect of exchange rate changes	261.3	(1.5)	6.1	6.1	272.0

Balance at December 31, 2014	$5,888.8	$6,350.3	$18,697.1	$4,292.5	$35,228.7

Accumulated amortization
Balance at January 1, 2014	$—	$3,341.7	$13,439.1	$2,617.4	$19,398.2
Additions	—	438.7	1,499.7	667.9	2,606.3
Retirements	—	—	(51.4)	—	(51.4)
Reclassification as held for sale	—	—	(32.0)	(229.4)	(261.4)
Effect of exchange rate changes	—	(1.5)	5.7	1.3	5.5

Balance at December 31, 2014	$—	$3,778.9	$14,861.1	$3,057.2	$21,697.2

Carrying amounts at December 31, 2014	$5,888.8	$2,571.4	$3,836.0	$1,235.3	$13,531.5

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.50% and 8.40% in its test of impairment as of December 31, 2013 and 2014, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2012, 2013 and 2014, the Company did not recognize any impairment loss on goodwill.

18.	OTHER ASSETS

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Tax receivable	$1,781.4	$2,187.1
Prepaid expenses	1,081.9	1,399.8
Long-term receivable	820.0	385.7
Others	770.5	885.5

	$4,453.8	$4,858.1

Current portion	$2,984.2	$3,656.1
Noncurrent portion	1,469.6	1,202.0

	$4,453.8	$4,858.1

19.	SHORT-TERM LOANS

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Unsecured loans
Amount	$15,645.0	$36,158.5

Original loan content
US$ (in millions)	$525.0	$1,140.0
Annual interest rate	0.38%-0.42%	0.38%-0.50%
Maturity date	Due in January 2014	Due in January 2015

20.	PROVISIONS

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Sales returns and allowances	$7,603.8	$10,445.5
Warranties	10.5	19.8

	$7,614.3	$10,465.3

Current portion	$7,603.8	$10,445.5
Noncurrent portion (classified under other noncurrent liabilities)	10.5	19.8

	$7,614.3	$10,465.3

	Sales Returns and Allowances	Warranties	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Year ended December 31, 2012
Balance, beginning of year	$5,068.3	$2.9	$5,071.2
Provision	7,187.0	2.0	7,189.0
Payment	(6,211.2)	—	(6,211.2)
Effect of exchange rate changes	(6.1)	—	(6.1)

Balance, end of year	$6,038.0	$4.9	$6,042.9

Year ended December 31, 2013
Balance, beginning of year	$6,038.0	$4.9	$6,042.9
Provision	6,633.3	6.2	6,639.5
Payment	(5,042.8)	(0.9)	(5,043.7)
Effect of deconsolidation of subsidiary	(37.7)	—	(37.7)
Effect of exchange rate changes	13.0	0.3	13.3

Balance, end of year	$7,603.8	$10.5	$7,614.3

Year ended December 31, 2014
Balance, beginning of year	$7,603.8	$10.5	$7,614.3
Provision	10,506.4	11.4	10,517.8
Payment	(7,679.3)	(1.6)	(7,680.9)
Reclassification as held for sale	(7.6)	—	(7.6)
Effect of exchange rate changes	22.2	(0.5)	21.7

Balance, end of year	$10,445.5	$19.8	$10,465.3

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

21.	BONDS PAYABLE

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Noncurrent portion
Domestic unsecured bonds	$166,200.0	$166,200.0
Overseas unsecured bonds	44,700.0	47,577.0

	210,900.0	213,777.0
Less: Discounts on bonds payable	(132.4)	(103.2)

Total	$210,767.6	$213,673.8

The major terms of domestic unsecured bonds are as follows:

			Total Amount
			NT$	Coupon	Repayment and
Issuance	Tranche	Issuance Period	(In Millions)	Rate	Interest Payment
100-1	A	September 2011 to September 2016	$10,500.0	1.40%	Bullet repayment; interest payable annually
	B	September 2011 to September 2018	7,500.0	1.63%	The same as above
100-2	A	January 2012 to January 2017	10,000.0	1.29%	The same as above
	B	January 2012 to January 2019	7,000.0	1.46%	The same as above
101-1	A	August 2012 to August 2017	9,900.0	1.28%	The same as above
	B	August 2012 to August 2019	9,000.0	1.40%	The same as above
101-2	A	September 2012 to September 2017	12,700.0	1.28%	The same as above
	B	September 2012 to September 2019	9,000.0	1.39%	The same as above
101-3	-	October 2012 to October 2022	4,400.0	1.53%	The same as above
101-4	A	January 2013 to January 2018	10,600.0	1.23%	The same as above
	B	January 2013 to January 2020	10,000.0	1.35%	The same as above
	C	January 2013 to January 2023	3,000.0	1.49%	The same as above

(Continued)

			Total Amount
			NT$	Coupon	Repayment and
Issuance	Tranche	Issuance Period	(In Millions)	Rate	Interest Payment
102-1	A	February 2013 to February 2018	$6,200.0	1.23%	Bullet repayment; interest payable annually
	B	February 2013 to February 2020	11,600.0	1.38%	The same as above
	C	February 2013 to February 2023	3,600.0	1.50%	The same as above
102-2	A	July 2013 to July 2020	10,200.0	1.50%	The same as above
	B	July 2013 to July 2023	3,500.0	1.70%	The same as above
102-3	A	August 2013 to August 2017	4,000.0	1.34%	The same as above
	B	August 2013 to August 2019	8,500.0	1.52%	The same as above
102-4	A	September 2013 to September 2016	1,500.0	1.35%	The same as above
	B	September 2013 to September 2017	1,500.0	1.45%	The same as above
	C	September 2013 to March 2019	1,400.0	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600.0	1.85%	The same as above
	E	September 2013 to March 2023	5,400.0	2.05%	The same as above
	F	September 2013 to September 2023	2,600.0	2.10%	Bullet repayment; interest payable annually

(Concluded)

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount US$ (In Millions)	Coupon Rate	Repayment and Interest Payment
April 2013 to April 2016	$350.0	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150.0	1.625%	The same as above

22.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Technology, TSMC Solar NA and TSMC Solar Europe GmbH also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$1,403.5 million, NT$1,590.4 million and NT$1,743.6 million in the consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2012, 2013 and 2014, respectively.

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

The actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2013	December 31, 2014
Discount rate	2.15%	2.25%
Future salary rate increase	3.00%	3.00%

Amounts recognized in the consolidated statements of profit or loss and comprehensive income in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Service cost:
Current service cost	$129.3	$134.8	$161.9
Past service cost	—	(655.2)	—
Net interest expense	104.4	116.6	143.8

Components of defined benefit costs recognized in profit or loss	233.7	(403.8)	305.7

(Continued)

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	$22.1	$15.7	$(7.0)
Actuarial gains and losses arising from experience adjustments	396.6	1,294.5	(101.5)
Actuarial gains and losses arising from changes in demographic assumptions	1.2	—	—
Actuarial gains and losses arising from changes in financial assumptions	258.3	(656.5)	(150.0)

Components of defined benefit costs recognized in other comprehensive income	678.2	653.7	(258.5)

Total	$911.9	$249.9	$47.2

(Concluded)

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Cost of revenue	$147.3	$(262.9)	$198.4
Research and development expenses	61.5	(105.3)	80.7
General and administrative expenses	20.2	(28.7)	21.1
Marketing expenses	4.7	(6.9)	5.5

	$233.7	$(403.8)	$305.7

The amounts arising from the defined benefit obligation of the Company in the consolidated statement of financial position were as follows:

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Present value of defined benefit obligation	$10,329.5	$10,265.3
Fair value of plan assets	(3,527.8)	(3,697.5)

Accrued pension cost	$6,801.7	$6,567.8

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$9,214.1	$10,133.4	$10,329.5
Current service cost	129.3	134.8	161.9
Interest cost	160.0	175.6	220.1
Remeasurement (gains)/losses:
Actuarial gains and losses arising from experience adjustments	396.6	1,294.5	(101.5)
Actuarial gains and losses arising from changes in demographic assumptions	1.2	—	—
Actuarial gains and losses arising from changes in financial assumptions	258.3	(656.5)	(150.0)
Benefits paid from plan assets	(26.1)	(50.5)	(105.0)
Benefits paid directly by the Company	—	(7.0)	(23.2)
Reclassification as held for sale	—	—	(66.5)
Effect of plan changes	—	(655.2)	—
Effect of deconsolidation of subsidiary	—	(39.6)	—

Balance, end of year	$10,133.4	$10,329.5	$10,265.3

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2012	2013	2014
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Balance, beginning of year	$3,120.6	$3,352.6	$3,527.8
Interest income	55.6	59.0	76.3
Remeasurement gains/(losses):
Return on plan assets (excluding amounts included in net interest expense)	(22.1)	(15.7)	7.0
Contributions from employer	224.6	219.0	222.0
Benefits paid from plan assets	(26.1)	(50.5)	(105.0)
Reclassification as held for sale	—	—	(30.6)
Effect of deconsolidation of subsidiary	—	(36.6)	—

Balance, end of year	$3,352.6	$3,527.8	$3,697.5

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	Fair Value of Plan Assets
	December 31, 2013	December 31, 2014
	(In Millions)	(In Millions)
Cash	$811.4	$702.5
Equity instruments	1,587.5	1,848.8
Debt instruments	1,128.9	1,146.2

	$3,527.8	$3,697.5

Under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds. For the years ended December 31, 2012, 2013 and 2014, the actual return on plan assets were NT$33.5 million, NT$43.3 million and NT$83.3 million, respectively.

Significant actuarial assumptions for the determination of the defined obligation are discount rate and expected salary increase. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

As of December 31, 2013 and 2014, if the discount rate is 0.5% higher (lower), the defined benefit obligation would decrease by NT$749.6 million (increase by NT$829.1 million) and decrease by NT$807.8 million (increase by NT$767.1 million), respectively; if the expected salary growth increases (decreases) by 0.5%, the defined benefit obligation would increase by NT$818.0 million (decrease by NT$747.4 million) and increase by NT$756.2 million (decrease by NT$805.5 million), respectively.

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

The Company expects to make contributions of NT$228.7 million to the defined benefit plans in the next year starting from December 31, 2014.

23.	GUARANTEE DEPOSITS

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Capacity guarantee	$—	$30,132.1
Others	151.7	164.1

	$151.7	$30,296.2

Current portion (classified under accrued expenses and other current liabilities)	$—	$4,757.7
Noncurrent portion	151.7	25,538.5

	$151.7	$30,296.2

24.	EQUITY

a.	Capital stock

	December 31, 2013		December 31, 2014
Authorized shares (in thousands)		28,050,000		28,050,000

Authorized capital (in millions)	NT$	280,500.0	NT$	280,500.0

Issued and paid shares (in thousands)		25,928,617		25,929,662

Issued capital (in millions)	NT$	259,286.2	NT$	259,296.6

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of December 31, 2014, 1,073,361 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,366,803 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Additional paid-in capital	$24,017.4	$24,054.0
From merger	22,804.5	22,804.5
From convertible bonds	8,892.9	8,892.9
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	100.8	—
From share of changes in equities of subsidiaries	—	104.3
From share of changes in equities of associates and joint venture	43.0	107.7

	$55,858.6	$55,963.4

Under the Company Law, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds, the surplus from treasury stock transactions and the differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries may be used to offset a deficit.

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

TSMC accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$11,115.2 million, NT$12,634.7 million and NT$17,646.0 million for the years ended December 31, 2012, 2013 and 2014, respectively. Bonuses to members of the Board of Directors were expensed based on estimated amount payable. If the actual amounts subsequently approved by the shareholders differ from the amounts estimated, the differences are recorded in the year such bonuses are approved by the shareholders as a change in accounting estimate. If profit sharing approved for distribution to employees is in the form of common shares, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2012 and 2013 earnings have been approved by TSMC’s shareholders in its meetings held on June 11, 2013 and on June 24, 2014, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2012	Year 2013	Year 2012	Year 2013
	NT$	NT$
	(In Millions)	(In Millions)
Legal capital reserve	$16,615.9	$18,814.7
Special capital reserve	(4,820.5)	(2,785.8)
Cash dividends to shareholders	77,773.3	77,785.9	$3.00	$3.00

	$89,568.7	$93,814.8

TSMC’s profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$11,115.2 million and NT$71.4 million in cash for 2012, respectively, and profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$12,634.7 million and NT$104.1 million in cash for 2013, respectively, had been approved by the shareholders in its meetings held on June 11, 2013 and on June 24, 2014, respectively. The aforementioned approved amount is the same as the one approved by the Board of Directors in its meetings held on February 5, 2013 and February 18, 2014, respectively, and the same amount had been charged against earnings for the years ended December 31, 2012 and 2013, respectively.

TSMC’s appropriations of earnings for 2014 had been approved in the meeting of the Board of Directors held on February 10, 2015. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2014	For Fiscal Year 2014
Legal capital reserve	$26,389.9
Cash dividends to shareholders	116,683.5	$4.50

	$143,073.4

The Board of Directors of TSMC also approved the profit sharing to employees and bonus to members of the Board of Directors in the amounts of NT$17,646.0 million and NT$406.8 million in cash for payment in 2014, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2014.

The appropriations of earnings, profit sharing to employees and bonus to members of the Board of Directors for 2014 are to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 9, 2015 (expected).

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2012
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$(6,433.4)	$(1,172.8)	$(0.1)	$(7,606.3)
Exchange differences arising on translation of foreign operations	(4,375.6)	—	—	(4,375.6)
Changes in fair value of hedging instruments for cash flow hedges reclassified to profit or loss	—	—	0.1	0.1
Changes in fair value of available-for-sale financial assets	—	7,255.3	—	7,255.3
Cumulative loss reclassified to profit or loss upon impairment of available-for-sale financial assets	—	2,677.5	—	2,677.5
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(394.8)	—	(394.8)
Share of other comprehensive income of associates and joint venture	55.2	17.4	—	72.6
Income tax effect	—	(409.3)	—	(409.3)

Balance, end of year	$(10,753.8)	$7,973.3	$—	$(2,780.5)

	Year Ended December 31, 2013
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$(10,753.8)	$7,973.3	$—	$(2,780.5)
Exchange differences arising on translation of foreign operations	3,667.7	—	—	3,667.7
Changes in fair value of available-for-sale financial assets	—	14,554.7	—	14,554.7

(Continued)

	Year Ended December 31, 2013
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	$—	$(1,256.3)	$—	$(1,256.3)
Share of other comprehensive income of associates and joint venture	(55.0)	2.6	(0.1)	(52.5)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	0.7	—	—	0.7
Income tax effect	—	36.5	—	36.5

Balance, end of year	$(7,140.4)	$21,310.8	$(0.1)	$14,170.3

(Concluded)

	Year Ended December 31, 2014
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$(7,140.4)	$21,310.8	$(0.1)	$14,170.3
Exchange differences arising on translation of foreign operations	11,769.5	—	—	11,769.5
Other comprehensive income/loss reclassified to profit or loss upon disposal of subsidiaries	0.1	—	—	0.1
Changes in fair value of available-for-sale financial assets	—	229.5	—	229.5
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(279.5)	—	(279.5)
Share of other comprehensive income of associates and joint venture	(130.1)	(5.3)	(0.2)	(135.6)

(Continued)

	Year Ended December 31, 2014
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	$3.0	$(2.9)	$—	$0.1
Income tax effect	—	(5.1)	—	(5.1)

Balance, end of year	$4,502.1	$21,247.5	$(0.3)	$25,749.3

(Concluded)

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

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gains or losses arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

e.	Noncontrolling interests

	Years Ended December 31
	2012	2013	2014
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Balance, beginning of year	$2,436.6	$2,543.2	$266.7
Share of noncontrolling interests
Net loss	(194.4)	(127.9)	(117.8)
Exchange differences arising on translation of foreign operations	52.9	0.8	1.5
Changes in fair value of available-for-sale financial assets	1.1	2.8	14.8
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(4.8)	(10.8)	(1.4)

(Continued)

	Years Ended December 31
	2012	2013	2014
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Changes in fair value of hedging instruments for cash flow hedges reclassified to profit or loss	$0.1	$—	$—
Stock option compensation cost of subsidiary	6.2	5.3	—
Share of other comprehensive income of associates and joint venture	—	0.2	0.2
Actuarial gain/loss from defined benefit plans	0.1	0.3	0.8
Income tax expense related to actuarial gain from defined benefit plans	—	—	(0.1)
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	(40.8)	(62.4)	32.7
From share of changes in equities of subsidiaries	—	—	(3.5)
Increase (decrease) in noncontrolling interests	286.2	188.4	(66.7)
Effect of deconsolidation of subsidiary	—	(2,273.2)	—

Balance, end of year	$2,543.2	$266.7	$127.2

(Concluded)

25.	SHARE-BASED PAYMENT

a.	Optional exemption from applying IFRS 2 “Share-based Payment” (IFRS 2)

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

Information about TSMC’s outstanding stock options was as follows:

	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)
Year ended December 31, 2012
Balance, beginning of year	14,293	$31.4
Stock options exercised	(8,213)	29.5
Stock options canceled	(135)	34.6

Balance, end of year	5,945	34.6

Balance exercisable, end of year	5,945	34.6

Year ended December 31, 2013
Balance, beginning of year	5,945	$34.6
Stock options exercised	(4,182)	29.8

Balance, end of year	1,763	45.9

Balance exercisable, end of year	1,763	45.9

Year ended December 31, 2014
Balance, beginning of year	1,763	$45.9
Stock options exercised	(1,045)	45.0

Balance, end of year	718	47.2

Balance exercisable, end of year	718	47.2

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

Information about TSMC’s outstanding stock options was as follows:

December 31, 2013		December 31, 2014
	Weighted-average		Weighted-average
Range of Exercise Price	Remaining Contractual Life	Range of Exercise Price	Remaining Contractual Life
(NT$)	(Years)	(NT$)	(Years)
$43.2-$47.2	1.0	$47.2	0.4

b.	Application of IFRS 2

The Board of Directors of TSMC SSL approved on November 21, 2011 and December 18, 2012 the issuance of new shares and allocated 17,175 thousand shares and 17,000 thousand shares for 2012 and 2013 stock option plan, respectively, for their employees to subscribe to, according to the Company Law. The aforementioned stock options were fully vested on the grant date.

Information about TSMC SSL’s employee stock options related to the aforementioned new shares issued was as follows:

Weighted-
	Number of	average
	Stock Options	Exercise Price
	(In Thousands)	(NT$)
Year ended December 31, 2012
Balance, beginning of year	—	$—
Stock options granted	17,175	10.0
Stock options exercised	(17,175)	10.0

Balance, end of year	—	—

Balance exercisable, end of year	—	—

Weighted-average fair value of stock options granted (NT$/share)	$—

Year ended December 31, 2013
Balance, beginning of year	—	$—
Stock options granted	17,000	10.0
Stock options exercised	(17,000)	10.0

Balance, end of year	—	—

Balance exercisable, end of year	—	—

Weighted-average fair value of stock options granted (NT$/share)	$—

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

Information about TSMC Solar’s employee stock options related to the aforementioned new shares issued was as follows:

Weighted-
	Number of	average
	Stock Options	Exercise Price
	(In Thousands)	(NT$)
Year ended December 31, 2012
Balance, beginning of year	—	$—
Stock options granted	12,341	10.0
Stock options exercised	(12,341)	10.0

Balance, end of year	—	—

Balance exercisable, end of year	—	—

Weighted-average fair value of stock options granted (NT$/share)	$—

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

The fair value of the aforementioned stock options was close to nil, and accordingly, no compensation cost was recognized.

26.	NET REVENUE

The analysis of the Company’s net revenue was as follows:

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Net revenue from sale of goods	$506,248.6	$596,517.0	$762,176.9
Net revenue from royalties	496.7	507.2	629.6

	$506,745.3	$597,024.2	$762,806.5

27.	OTHER OPERATING INCOME AND EXPENSES, NET

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Impairment loss on noncurrent assets held for sale	$—	$—	$(735.5)

Impairment loss on property, plant and equipment	(444.5)	—	(239.9)

Income (expenses) of rental assets
Rental income	0.8	13.4	11.4
Depreciation of rental assets	(6.7)	(25.1)	(24.9)

	(5.9)	(11.7)	(13.5)

Gain on disposal of property, plant and equipment and intangible assets, net	0.1	48.8	14.5

Others	0.9	10.0	(27.7)

	$(449.4)	$47.1	$(1,002.1)

28.	OTHER INCOME

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Interest income
Bank deposits	$1,513.0	$1,808.3	$2,705.1
Structured deposits	—	—	14.7
Held-to-maturity financial assets	126.0	22.4	8.2
Available-for-sale financial assets	6.0	5.3	2.7

	1,645.0	1,836.0	2,730.7
Dividend income	71.1	506.1	649.7

	$1,716.1	$2,342.1	$3,380.4

29.	FINANCE COSTS

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Interest expense
Corporate bonds	$758.2	$2,501.8	$3,082.9
Bank loans	200.9	110.7	133.5
Finance leases	20.8	19.6	19.7
Others	46.7	14.7	0.2

	1,026.6	2,646.8	3,236.3
Loss reclassified to profit or loss arising from effective portion for cash flow hedges	0.2	—	—
Capitalized interest	(6.4)	—	—

	$1,020.4	$2,646.8	$3,236.3

30.	OTHER GAINS AND LOSSES

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Gain on disposal of financial assets, net Available-for-sale financial assets	$541.1	$1,311.8	$362.4
Gain (loss) on disposal of investments accounted for using equity method	5.0	(0.8)	2,054.4
Loss on disposal of subsidiary	—	—	(0.1)
Gain on deconsolidation of subsidiary	—	293.6	—
Settlement income	883.8	899.8	—
Other gains	504.9	394.3	356.9
Net gain (loss) on financial instruments at FVTPL Held for trading	(252.5)	196.7	(1,889.5)
Reversal gain (impairment loss) of financial assets
Available-for-sale financial assets	(3,044.9)	(1,538.9)	(211.5)
Investment accounted for using equity method	(1,186.7)	1,186.7	—
Fair value hedges
Loss from hedging instruments	—	(5,602.8)	(10,577.7)
Gain arising from changes in fair value of available-for-sale financial assets in hedge effective portion	—	5,071.1	10,088.6
Other losses	(303.0)	(106.5)	(155.5)

	$(2,852.3)	$2,105.0	$28.0

31.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Current income tax expense (benefit)
Current tax expense recognized in the current year	$20,637.1	$29,038.2	$49,779.0
Income tax adjustments on prior years	1,440.5	(2,991.9)	(4,417.5)
Other income tax adjustments	201.1	(10.6)	230.0

	22,278.7	26,035.7	45,591.5

Deferred income tax expense (benefit)
Effect of tax rate changes	(543.6)	—	—
The origination and reversal of temporary differences	(864.2)	751.0	(427.4)
Investment tax credits and operating loss carryforward	1,503.8	5,325.1	2,725.8

	96.0	6,076.1	2,298.4

Income tax expense recognized in profit or loss	$22,374.7	$32,111.8	$47,889.9

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Income before tax	$181,661.1	$215,961.5	$302,073.5

Income tax expense at the statutory rate	$34,082.8	$38,539.2	$52,766.4
Tax effect of adjusting items:
Nondeductible (deductible) items in determining taxable income	(3,008.6)	(1,498.6)	(1,132.8)
Tax-exempt income	(9,830.3)	(8,612.0)	(20,415.8)
Additional income tax under the Alternative Minimum Tax Act	—	—	4,081.2
Additional income tax on unappropriated earnings	9,629.2	14,196.1	23,771.5
Effect of tax rate changes on deferred income tax	(543.6)	—	—
The origination and reversal of temporary differences	(864.2)	751.0	(427.4)
Income tax credits	(2,828.3)	(3,137.0)	(3,275.1)
Remeasurement of investment tax credits	(4,215.2)	(3,460.9)	(3,188.3)
Remeasurement of operating loss carryforward	(1,688.7)	(1,663.5)	(102.3)

(Continued)

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Current income tax expense	$20,733.1	$35,114.3	$52,077.4
Income tax adjustments on prior years	1,440.5	(2,991.9)	(4,417.5)
Other income tax adjustments	201.1	(10.6)	230.0

Income tax expense recognized in profit or loss	$22,374.7	$32,111.8	$47,889.9

(Concluded)

For the years ended December 31, 2012, 2013 and 2014, the Company applied a tax rate of 17% for entities subject to the Income Tax Law of the Republic of China; for other jurisdictions, the Company measures taxes by using the applicable tax rate for each individual jurisdiction.

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Deferred income tax expense (benefit)
Related to actuarial gain/loss from defined benefit plans	$(81.4)	$(77.7)	$31.9
Related to unrealized gain/loss on available-for-sale financial assets	409.3	(36.5)	5.1

	$327.9	$(114.2)	$37.0

c.	Deferred income tax balance

The analysis of deferred income tax assets and liabilities in the consolidated statements of financial position was as follows:

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Deferred income tax assets
Investment tax credits	$1,955.9	$—
Temporary differences
Provision for sales returns and allowance	900.4	1,230.8
Depreciation	644.8	1,011.1
Accrued pension cost	813.4	787.4
Unrealized loss on inventories	438.4	591.9
Deferred compensation cost	267.4	255.6
Goodwill from business combination	373.7	195.4

(Continued)

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Available-for-sale financial assets	$6.2	$—
Others	684.6	749.6
Operating loss carryforward	1,060.2	317.0

	$7,145.0	$5,138.8

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$—	$(184.4)
Available-for-sales financial assets	—	(15.3)

	$—	$(199.7)

(Concluded)

	Year ended December 31, 2012
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Investment tax credits	$9,869.0	$(2,544.8)	$—	$—	$7,324.2
Temporary differences
Depreciation	2,056.4	(545.8)	—	(7.9)	1,502.7
Provision for sales returns and allowance	494.9	223.4	—	(0.4)	717.9
Accrued pension cost	603.6	122.2	81.4	—	807.2
Available-for-sale financial assets	308.9	325.0	(409.3)	—	224.6
Unrealized loss on inventories	2.8	402.7	—	(0.8)	404.7
Goodwill from business combination	—	335.9	—	(6.1)	329.8
Deferred compensation cost	101.6	35.5	—	(4.8)	132.3
Others	131.4	508.9	—	(15.7)	624.6
Operating loss carryforward	20.8	1,041.0	—	(18.5)	1,043.3

Deferred income tax assets	$13,589.4	$(96.0)	$(327.9)	$(54.2)	$13,111.3

	Year ended December 31, 2013
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Deconsolidation of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Investment tax credits	$7,324.2	$(5,349.0)	$—	$(19.3)	$—	$1,955.9
Temporary differences
Depreciation	1,502.7	(865.0)	—	(15.4)	22.5	644.8
Provision for sales returns and allowance	717.9	188.2	—	(6.4)	0.7	900.4
Accrued pension cost	807.2	(71.0)	77.7	(0.5)	—	813.4
Available-for-sale financial assets	224.6	(254.9)	36.5	—	—	6.2
Unrealized loss on inventories	404.7	32.7	—	—	1.0	438.4
Goodwill from business combination	329.8	35.1	—	—	8.8	373.7
Deferred compensation cost	132.3	131.1	—	—	4.0	267.4
Others	624.6	52.8	—	(4.0)	11.2	684.6
Operating loss carryforward	1,043.3	23.9	—	(32.9)	25.9	1,060.2

Deferred income tax assets	$13,111.3	$(6,076.1)	$114.2	$(78.5)	$74.1	$7,145.0

	Year ended December 31, 2014
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Reclassification as Held For Sale	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Investment tax credits	$1,955.9	$(1,955.9)	$—	$—	$—	$—
Temporary differences
Provision for sales returns and allowance	900.4	328.2	—	—	2.2	1,230.8
Depreciation	644.8	339.3	—	20.1	6.9	1,011.1
Accrued pension cost	813.4	4.5	(31.9)	1.4	—	787.4
Unrealized loss on inventories	438.4	150.9	—	—	2.6	591.9
Deferred compensation cost	267.4	(27.7)	—	—	15.9	255.6
Goodwill from business combination	373.7	(193.2)	—	—	14.9	195.4
Available-for-sale financial assets	6.2	(6.2)	—	—	—	—
Others	684.6	26.2	—	0.5	38.3	749.6
Operating loss carryforward	1,060.2	(769.9)	—	(22.4)	49.1	317.0

Deferred income tax assets	$7,145.0	$(2,103.8)	$(31.9)	$(0.4)	$129.9	$5,138.8

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$—	$(184.4)	$—	$—	$—	$(184.4)
Available-for-sale financial assets	—	(10.2)	(5.1)	—	—	(15.3)

Deferred income tax liabilities	$—	$(194.6)	$(5.1)	$—	$—	$(199.7)

d.	The investment operating loss carryforward, tax credits and deductible temporary differences for which no deferred income tax assets have been recognized in the consolidated statements of financial position

The information of the operating loss carryforward for which no deferred tax assets have been recognized was as follows:

	December 31, 2013	December 31, 2014
Expiry year
2015 - 2018	$41.9	$41.9
2019 - 2024	5,773.0	7,502.2

	$5,814.9	$7,544.1

As of December 31, 2013 and 2014, unrecognized investment tax credits for which no deferred income tax assets have been recognized amounted to NT$4.2 million and nil, respectively; the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$8,673.2 million and NT$2,088.4 million, respectively.

e.	Unused operating loss carryforward and tax-exemption information

As of December 31, 2014, operating loss carryforward of TSMC Solar, TSMC SSL, Mutual-Pak and WaferTech consisted of the following:

Remaining Creditable Amount	Remaining Creditable Amount
Expiry Year
2015 - 2018	$41.9
2019 - 2024 (Note)	8,691.1

$8,733.0

Note:	Including NT$4,329.8 million of TSMC SSL.

As of December 31, 2014, the profits generated from the following projects of TSMC are exempt from income tax for a five-year period:

Tax-exemption Period
Construction and expansion of 2005 by TSMC	2010 to 2014
Construction and expansion of 2006 by TSMC	2011 to 2015
Construction and expansion of 2007 by TSMC	2014 to 2018
Construction and expansion of 2008 by TSMC	2015 to 2019

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2013 and 2014, the aggregate taxable temporary differences associated with investments in subsidiaries not unrecognized as deferred income tax liabilities amounted to NT$28,035.3 million and NT$ 41,365.5 million, respectively.

g.	Integrated income tax information

	December 31, 2013	December 31, 2014
Balance of the Imputation
Credit Account - TSMC	$15,242.7	$35,353.2

The actual creditable ratio for distribution of TSMC’s earnings of 2013 was 9.78%, which is calculated based on the Rule No.10204562810 issued by the Ministry of Finance of the Republic of China to include the adjustments to retained earnings from the effect of transition to the IFRSs adopted for use in Taiwan (“Taiwan-IFRSs”) in the accumulated unappropriated earnings in the year of first-time adoption of Taiwan-IFRSs.

The estimated creditable ratio for distribution of TSMC’s earnings of 2014 was 11.29%; however, effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China will be half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law of the Republic of China.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

h.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2011. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

32.	EARNINGS PER SHARE

	Years Ended December 31
	2012	2013	2014
Basic EPS	$6.15	$7.10	$9.81

Diluted EPS	$6.15	$7.10	$9.81

EPS is computed as follows:

	Amounts (Numerator) (In Millions)	Number of Shares (Denominator) (In Millions)	EPS (NT$)
Year ended December 31, 2012
Basic EPS
Net income available to common shareholders of the parent	$159,480.8	25,920.7	$6.15

Effect of dilutive potential common shares	—	7.2

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$159,480.8	25,927.9	$6.15

Year ended December 31, 2013
Basic EPS
Net income available to common shareholders of the parent	$183,977.6	25,927.8	$7.10

Effect of dilutive potential common shares	—	1.8

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$183,977.6	25,929.6	$7.10

Year ended December 31, 2014
Basic EPS
Net income available to common shareholders of the parent	$254,301.4	25,929.3	$9.81

Effect of dilutive potential common shares	—	0.8

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$254,301.4	25,930.1	$9.81

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares at the end of the reporting period. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until profit sharing to employees to be settled in the form of common stocks are approved by the shareholders in the following year.

33.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
a. Depreciation of property, plant and equipment
Recognized in cost of revenue	$118,313.6	$141,002.2	$183,750.9
Recognized in operating expenses	10,848.2	12,952.5	13,869.4
Recognized in other operating income and expenses	6.7	25.1	24.9

	$129,168.5	$153,979.8	$197,645.2

b. Amortization of intangible assets
Recognized in cost of revenue	$1,344.8	$1,154.7	$1,356.9
Recognized in operating expenses	836.0	1,047.3	1,249.4

	$2,180.8	$2,202.0	$2,606.3

c. Research and development costs expensed as incurred	$40,387.1	$47,952.0	$56,828.8

d. Employee benefits expenses
Post-employment benefits (Note 22)
Defined contribution plans	$1,403.5	$1,590.4	$1,743.6
Defined benefit plans	233.7	(403.8)	305.7

	1,637.2	1,186.6	2,049.3
Equity-settled share-based payments	6.2	5.3	—
Other employee benefits	59,668.2	65,514.1	79,385.1

	$61,311.6	$66,706.0	$81,434.4

Employee benefits expense summarized by function
Recognized in cost of revenue	$35,571.0	$39,830.3	$48,199.8
Recognized in operating expenses	25,740.6	26,875.7	33,234.6

	$61,311.6	$66,706.0	$81,434.4

34.	DECONSOLIDATION OF SUBSIDIARY

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

Gain on deconsolidation of subsidiary was included in other gains and losses for the six months ended June 30, 2013.

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

36.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	Note		December 31, 2013	December 31, 2014
Financial assets
FVTPL
Held for trading derivatives	a	)	$90.4	$200.4
Available-for-sale financial assets	—		61,628.4	75,598.0
Held-to-maturity financial assets	—		1,796.0	4,485.6
Loans and receivables
Cash and cash equivalents	a	)	242,695.4	358,530.5
Notes and accounts receivables (including related parties)	a	)	71,941.6	115,057.9
Other receivables	a	)	1,422.8	4,051.5
Refundable deposits	a	)	2,519.0	356.6

			$382,093.6	$558,280.5

Financial liabilities
FVTPL
Held for trading derivatives	a	)	$33.7	$486.6
Derivative financial instruments in designated hedge accounting relationships	—		5,481.6	16,364.3
Amortized cost
Short-term loans	—		15,645.0	36,158.5
Accounts payable (including related parties)	a	)	16,358.7	23,379.8
Payables to contractors and equipment suppliers	a	)	89,810.2	26,983.4
Accrued expenses and other current liabilities	a	)	13,649.6	22,248.1
Bonds payable	—		210,767.6	213,673.8
Long-term bank loans	—		40.0	40.0
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	—		54.0	36.0
Guarantee deposits (including those classified under accrued expense and other current liabilities)	a	)	151.7	30,297.6

			$351,992.1	$369,668.1

Note a:	Including those classified to noncurrent assets held for sale or liabilities directly associated with noncurrent assets held for sale.

b.	Financial risk management objectives

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

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the years ended December 31, 2012, 2013 and 2014 would have decreased by NT$719.9 million, NT$172.0 million and NT$331.5 million, respectively, after taking into consideration of the hedging contracts and the hedged items.

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

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$12.3 million, NT$0.3 million and NT$0.3 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments. To reduce the equity price risk, the Company utilizes some stock forward contracts to partially hedge its exposure.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the years ended December 31, 2012, 2013 and 2014 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the years ended December 31, 2012, 2013 and 2014 would have decreased by NT$2,217.5 million, NT$931.9 million and NT$148.7 million, respectively.

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

As of December 31, 2013 and 2014, the Company’s ten largest customers accounted for 68% and 76% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

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

As of December 31, 2013 and 2014, the unused of financing facilities of the Company amounted to NT$76,689.5 million and NT$73,534.8 million, respectively.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
December 31, 2013
Non-derivative financial liabilities
Short-term loans	$15,646.8	$—	$—	$—	$15,646.8
Accounts payable (including related parties)	16,358.7	—	—	—	16,358.7
Payables to contractors and equipment suppliers	89,810.2	—	—	—	89,810.2
Accrued expenses and other current liabilities	13,649.6	—	—	—	13,649.6
Bonds payable	3,036.1	28,388.9	100,830.3	94,360.1	226,615.4
Long-term bank loans	1.4	10.3	21.6	12.7	46.0
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	18.0	36.0	—	—	54.0
Obligations under finance leases	28.4	56.7	794.0	—	879.1
Guarantee deposits	—	151.7	—	—	151.7

	138,549.2	28,643.6	101,645.9	94,372.8	363,211.5

Derivative financial instruments
Forward exchange contracts
Outflows	29,609.0	—	—	—	29,609.0
Inflows	(29,605.3)	—	—	—	(29,605.3)

	3.7	—	—	—	3.7

Cross currency swap contracts
Outflows	1,639.2	—	—	—	1,639.2
Inflows	(1,641.3)	—	—	—	(1,641.3)

	(2.1)	—	—	—	(2.1)

Stock forward contracts
Outflows	—	37,431.6	—	—	37,431.6
Inflows	—	(37,431.6)	—	—	(37,431.6)

	—	—	—	—	—

	$138,550.8	$28,643.6	$101,645.9	$94,372.8	$363,213.1

December 31, 2014
Non-derivative financial liabilities
Short-term loans	$36,164.3	$—	$—	$—	$36,164.3
Accounts payable (including related parties)	23,370.4	—	—	—	23,370.4
Payables to contractors and equipment suppliers	26,980.4	—	—	—	26,980.4
Accrued expenses and other current liabilities	22,177.9	—	—	—	22,177.9
Bonds payable	3,079.9	66,720.5	98,460.6	58,320.2	226,581.2
Long-term bank loans	1.5	19.8	20.8	2.5	44.6
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	18.0	18.0	—	—	36.0
Obligations under finance leases	29.7	59.3	800.4	—	889.4
Guarantee deposits (including those classified under accrued expense and other current liabilities)	4,757.7	12,851.3	12,687.2	—	30,296.2

	116,579.8	79,668.9	111,969.0	58,322.7	366,540.4

Derivative financial instruments
Forward exchange contracts
Outflows	17,327.2	—	—	—	17,327.2
Inflows	(17,283.1)	—	—	—	(17,283.1)

	44.1	—	—	—	44.1

Cross currency swap contracts
Outflows	47,291.9	—	—	—	47,291.9
Inflows	(46,970.9)	—	—	—	(46,970.9)

	321.0	—	—	—	321.0

Stock forward contracts
Outflows	56,172.6	—	—	—	56,172.6
Inflows	(56,172.6)	—	—	—	(56,172.6)

	—	—	—	—	—

	$116,944.9	$79,668.9	$111,969.0	$58,322.7	$366,905.5

f.	Fair value of financial instruments

1)	Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	December 31, 2013		December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets
Held-to-maturity financial assets
Commercial paper	$1,796.0	$1,795.6	$4,485.6	$4,486.5
Financial liabilities
Measured at amortized cost
Bonds payable	210,767.6	208,649.7	213,673.8	213,177.1

2)	Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes publicly traded stocks and money market funds).

•	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts; interest rate swaps are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates; and stock forward contracts are measured at the difference between the present value of stock forward price discounted based on the applicable yield curve derived from quoted interest rates and the stock spot price.

•	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

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

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets at FVTPL
Derivative financial instruments	$—	$90.4	$—	$90.4

Available-for-sale financial assets
Publicly traded stocks	$59,481.6	$—	$—	$59,481.6
Money market funds	1.2	—	—	1.2

	$59,482.8	$—	$—	$59,482.8

Financial liabilities at FVTPL
Derivative financial instruments	$—	$33.7	$—	$33.7

Hedging derivative financial liabilities
Stock forward contract	$—	$5,481.6	$—	$5,481.6

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets at FVTPL
Derivative financial instruments (Note)	$—	$200.4	$—	$200.4

Available-for-sale financial assets
Publicly traded stocks	$73,797.1	$—	$—	$73,797.1
Money market funds	0.4	—	—	0.4

	$73,797.5	$—	$—	$73,797.5

Financial liabilities at FVTPL
Derivative financial instruments (Note)	$—	$486.6	$—	$486.6

Hedging derivative financial liabilities
Stock forward contract	$—	$16,364.3	$—	$16,364.3

Note:	Including those classified to noncurrent assets held for sale or liabilities directly associated with noncurrent assets held for sale.

For assets and liabilities held as of December 31, 2013 and 2014 that are measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

There were no purchases and disposals for assets or liabilities on Level 3 for the years ended December 31, 2012, 2013 and 2014.

Assets and liabilities measured at fair value on a nonrecurring basis

The Company measures certain financial assets at fair value on a nonrecurring basis when they are deemed to be impaired. The valuation processes include controls that are designed to ensure appropriate fair values are recorded. These controls include model validation, review of key model inputs, and analysis of period-over-period fluctuations where appropriate. Due to significant unobservable inputs used, the Company classified these measurements as Level 3.

Available-for-sale financial assets consist of investments in non-publicly traded stocks and mutual funds. The Company reviews investments in non-publicly traded stocks and mutual funds for impairment quarterly and records an impairment charge when the Company believes an investment has experienced a significant or prolonged decline in the fair value and carrying value may not be recovered. The Company recognized impairment loss on some of the investments in non-publicly traded stocks and mutual funds in the amount of NT$1,538.9 million and NT$211.5 million during the years ended December 31, 2013 and 2014, respectively. As of December 31, 2013 and 2014, the carrying amount of such non-publicly traded stocks and mutual funds was NT$5.1 million and NT$35.3 million, respectively. Determining whether a significant or prolonged decline in fair value of the investment below its carrying amount has occurred is highly subjective. Factors the Company considers include the fair value of the investment in relation to its carrying amount and the duration of the decline in fair value below the carrying amount of the investment. Due to the absence of quoted market prices, the fair values are determined significantly based on management judgment with the best information available. The Company calculates these fair values using the market approach which includes recent financing activities, valuation of comparable companies, technology development stage, market condition and other economic factors as their inputs.

In the fourth quarter of 2014, the Company recorded an impairment on certain assets that were reclassified as held for sale. Please refer to Note 14 for additional information. The fair value of such assets reclassified as held for sale is determined based on the price agreed in the sale agreement and therefore classified as Level 3.

Financial assets and liabilities not measured at fair value but for which the fair value is disclosed

For investments in commercial paper, the fair value is determined at the present value of future cash flows based on the observable yield curves and is classified as Level 2.

The fair value of the Company’s bonds payable is determined using active market prices and classified as Level 1.

The table below sets out the balances for the Company’s assets and liabilities at amortized cost but for which the fair value is disclosed as of December 31, 2013 and 2014:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Assets
Held-to-maturity securities
Commercial paper	$—	$1,795.6	$—	$1,795.6

Liabilities
Bonds payable	$208,649.7	$—	$—	$208,649.7

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Assets
Held-to-maturity securities
Commercial paper	$—	$4,486.5	$—	$4,486.5

Liabilities
Bonds payable	$213,177.1	$—	$—	$213,177.1

37.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of transactions between the Company and other related parties:

a.	Net revenue

		Years Ended December 31
		2012	2013	2014
Item	Related Party Categories
Net revenue from sale of goods	Associates	$5,307.6	$4,093.0	$4,009.3
	Joint venture	3.4	1.7	1.3

		$5,311.0	$4,094.7	$4,010.6

Net revenue from royalties	Associates	$479.2	$497.0	$522.0

b.	Purchases

	Years Ended December 31
	2012	2013	2014
Related Party Categories
Associates	$8,114.3	$10,052.4	$11,644.2

c.	Receivables from related parties

		December 31, 2013	December 31, 2014
Item	Related Party Categories
Receivables from related parties	Associates	$291.4	$312.7
	Joint venture	0.3	0.3

		$291.7	$313.0

Other receivables from related parties	Associates	$221.6	$178.6

d.	Payables to related parties

	December 31, 2013	December 31, 2014
Related Party Categories
Associates	$1,687.2	$1,491.0
Joint venture	1.2	0.5

	$1,688.4	$1,491.5

e.	Acquisition of property, plant and equipment and intangible assets

	Purchase Price
	Years Ended December 31
	2012	2013	2014
Related Party Categories
Associates	$47.1	$21.1	$—
Joint venture	1.2	—	—

	$48.3	$21.1	$—

f.	Disposal of property, plant and equipment

	Proceeds
	Years Ended December 31
	2012	2013	2014
Related Party Categories
Associates	$20.4	$69.7	$23.4
Joint venture	9.0	—	18.0

	$29.4	$69.7	$41.4

	Gains (Losses)
	Years Ended December 31
	2012	2013	2014
Related Party Categories
Associates	$(0.1)	$6.1	$20.0
Joint venture	0.2	1.0	17.5

	$0.1	$7.1	$37.5

g.	Others

		Years Ended December 31
		2012	2013	2014
Item	Related Party Categories
Manufacturing expenses	Associates	$8.4	$934.5	$2,437.4
	Joint venture	15.5	6.6	7.9

		$23.9	$941.1	$2,445.3

Research and development expenses	Associates	$4.6	$0.9	$87.9
	Joint venture	8.9	6.3	1.1

		$13.5	$7.2	$89.0

Non-operating income	Associates	$6.0	$—	$—

		December 31, 2013	December 31, 2014
Item	Related Party Categories
Refundable deposits	Associates	$5.8	$—

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

h.	Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Years Ended December 31
	2012	2013	2014
Short-term employee benefits	$1,417.4	$1,356.1	$1,787.8
Post-employment benefits	3.9	9.1	46.8

	$1,421.3	$1,365.2	$1,834.6

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

38.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for litigation and building lease agreements. As of December 31, 2013 and 2014, the aforementioned other financial assets amounted to NT$120.6 million and NT$293.4 million, respectively.

39.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, factory and office premises from the Science Park Administration and entered into lease agreements for its office premises and certain office equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between February 2015 and July 2034 and can be renewed upon expiration.

The Company expensed the lease payments as follows:

	Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Minimum lease payments	$689.2	$902.4	$901.2

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	December 31, 2013	December 31, 2014
	NT$	NT$
	(In Millions)	(In Millions)
Not later than 1 year	$859.1	$891.8
Later than 1 year and not later than 5 years	3,053.0	3,490.8
Later than 5 years	5,534.8	6,576.2

	$9,446.9	$10,958.8

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of December 31, 2014, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2014.

c.	In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents were invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC, dismissing all of Keranos’ claims against TSMC with prejudice. The final judgment is currently being appealed to the U.S. Court of Appeals for the Federal Circuit. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment of noninfringement in favor of TSMC and TSMC North America. Ziptronix, Inc. can appeal the Court’s order. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837.8 million by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276.0 million to ASML’s research and development programs from 2013 to 2017. As of December 31, 2014, TSMC paid EUR109.7 million to ASML under the research and development funding agreement.

f.	In September 2013, Zond Inc. filed a complaint in U.S. District Court for the District of Massachusetts against TSMC, certain TSMC subsidiaries and other companies alleging infringing of several U.S. patents. Subsequently, TSMC and Zond initiated additional legal actions in the U.S. District Courts for the District of Delaware and the District of Massachusetts over several additional patents owned by Zond. In March 2015, all pending litigations between the parties in the U.S. District Courts for the District of Massachusetts and the District of Delaware were dismissed.

g.	In December 2013, Tela Innovations (Tela), Inc. filed complaints in the U.S. District Court for the District of Delaware and in the United States International Trade Commission (ITC) accusing TSMC and TSMC North America of infringing one U.S. patent. In January 2014, TSMC filed a lawsuit in the U.S. District Court for the District of North California against Tela for trade secret misappropriation and breach of contract. In September 2014, all pending litigations between the parties in the U.S. District Court for the District of Delaware, the ITC and the U.S. District Court for the District of North California were dismissed.

h.	In March 2014, DSS Technology Management, Inc. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development and several other companies infringe one U.S. patent. TSMC Development has subsequently been dismissed. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

i.	Amounts available under unused letters of credit as of December 31, 2013 and 2014 were NT$89.4 million and NT$222.0 million, respectively.

41.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

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

b.	Segment revenue and operating results

	Foundry	Others	Elimination	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Year ended December 31, 2012
Net revenue from external customers	$506,594.6	$150.7	$—	$506,745.3
Net revenue from sales among intersegments	—	14.7	(14.7)	—
Income (loss) from operations	183,780.0	(2,617.9)	—	181,162.1
Share of profits of associates and joint venture	3,469.8	(1,396.7)	—	2,073.1
Income tax expense	22,375.3	(0.6)	—	22,374.7

(Continued)

	Foundry	Others	Elimination	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Year ended December 31, 2013
Net revenue from external customers	$596,615.4	$408.8	$—	$597,024.2
Net revenue from sales among intersegments	—	33.2	(33.2)	—
Income (loss) from operations	212,796.4	(2,727.5)	—	210,068.9
Share of profits of associates and joint venture	4,115.5	(308.7)	—	3,806.8
Income tax expense	32,111.8	—	—	32,111.8
Year ended December 31, 2014
Net revenue from external customers	762,120.8	685.7	—	762,806.5
Net revenue from sales among intersegments	—	38.1	(38.1)	—
Income (loss) from operations	298,633.6	(2,763.3)	—	295,870.3
Share of profits of associates and joint venture	4,376.0	(456.2)	—	3,919.8
Income tax expense	47,889.9	—	—	47,889.9

(Concluded)

c.	Geographic information

	Net Revenue from External Customers			Non-current Assets
	Years Ended December 31			December 31,	December 31,
	2012	2013	2014	2013	2014
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Taiwan	$68,150.2	$74,150.3	$88,856.6	$783,173.8	$809,437.8
United States	343,707.7	423,265.8	524,984.1	7,691.0	8,105.4
Asia	46,687.4	56,533.4	99,916.6	14,743.7	15,380.8
Europe, the Middle East and Africa	46,429.8	41,229.7	46,776.6	17.4	8.3
Others	1,770.2	1,845.0	2,272.6	—	—

	$506,745.3	$597,024.2	$762,806.5	$805,625.9	$832,932.3

The Company categorized the net revenue mainly based on the country in which the customer is headquartered. Non-current assets include property, plant and equipment, intangible assets and other noncurrent assets.

d.	Production information

	Years Ended December 31
Production	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Wafer	$462,970.5	$560,685.2	$723,747.6
Others	43,774.8	36,339.0	39,058.9

	$506,745.3	$597,024.2	$762,806.5

e.	Major customers representing at least 10% of net revenue

	Years Ended December 31
	2012		2013		2014
	Amount	%	Amount	%	Amount	%
	NT$		NT$	NT$	NT$	NT$
	(In Millions)		(In Millions)		(In Millions)
Customer A	$85,880.1	17	$130,564.0	22	$157,631.4	21