Form 20-F
period 2015-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2016-04-11
CIK 1046179

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

As of December 31, 2015, 25,930,380,458 Common Shares, par value NT$10 each were outstanding.

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

Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the commercial production using 10/7-nanometer and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry, business expansion plans or new investments as well as business acquisitions and financing plans. Please see “Item 3. Key Information — Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial and Operating Data

The selected consolidated statements of profit or loss and other comprehensive income data and other consolidated financial data for the years ended December 31, 2013, 2014 and 2015, and the selected consolidated statements of financial position data as of December 31, 2014 and 2015, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto, which have been prepared in accordance with International Financial Reporting Standards, or “IFRSs”, as issued by the International Accounting Standards Board, or “IASB”. The selected consolidated statements of profit or loss and other comprehensive income data and other consolidated financial data for the year ended December 31, 2012 and the selected consolidated statements of financial position data as of December 31, 2012 and 2013, set forth below, are derived from our audited consolidated financial statements not included herein. Since 2013, our audited consolidated financial statements were prepared in accordance with IFRSs, pursuant to the transitional relief granted by the U.S. Securities and Exchange Commission in respect of the first-time adoption of IFRSs, we have only provided financial statements and financial information for the financial years ended December 31, 2012, 2013, 2014 and 2015. Additionally, financial data as of and for the year ended December 31, 2011 derived from our consolidated financial statements prepared in accordance with accounting principles generally accepted (“GAAP” or “R.O.C. GAAP”) in the Republic of China (“R.O.C.” or “Taiwan”) have not been included below.

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

	Year ended and as of December 31,
	2012	2013	2014	2015
	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages, earnings per share and per ADS)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Net revenue	506,745	597,024	762,806	843,497	25,724
Cost of revenue	(262,592)	(315,642)	(385,113)	(433,117)	(13,209)
Gross profit before realized (unrealized) gross profit on sales to associates	244,153	281,382	377,693	410,380	12,515
Realized (unrealized) gross profit on sales to associates	(25)	(21)	29	15	1
Gross profit	244,128	281,361	377,722	410,395	12,516
Operating expenses	(62,517)	(71,339)	(80,849)	(88,467)	(2,698)
Other operating income and expenses, net	(449)	47	(1,002)	(1,880)	(57)
Income from operations	181,162	210,069	295,871	320,048	9,761
Non-operating income and expenses, net	499	5,893	6,203	30,430	928
Income before income tax	181,661	215,962	302,074	350,478	10,689
Income tax expense	(22,375)	(32,112)	(47,890)	(47,645)	(1,453)
Net income	159,286	183,850	254,184	302,833	9,236
Other comprehensive income (loss) for the year, net of income tax	4,261	16,359	11,805	(14,714)	(449)
Total comprehensive income for the year	163,547	200,209	265,989	288,119	8,787
Net income attributable to shareholders of the parent	159,481	183,978	254,302	302,851	9,236
Net loss attributable to noncontrolling interests	(195)	(128)	(118)	(18)	(0)
Total comprehensive income attributable to shareholders of the parent	163,692	200,343	266,091	288,145	8,788
Total comprehensive loss attributable to noncontrolling interests	(145)	(134)	(102)	(26)	(1)
Basic earnings per share	6.15	7.10	9.81	11.68	0.36
Diluted earnings per share	6.15	7.10	9.81	11.68	0.36
Basic earnings per ADS equivalent	30.76	35.48	49.04	58.40	1.78
Diluted earnings per ADS equivalent	30.75	35.48	49.04	58.40	1.78
Basic weighted average shares outstanding	25,921	25,928	25,929	25,930	25,930
Diluted weighted average shares outstanding	25,928	25,930	25,930	25,930	25,930

	Year ended and as of December 31,
	2012	2013	2014	2015
	NT$	NT$	NT$	NT$	US$
	(in millions, except for cash dividend per common share)
Consolidated Statements of Financial Position Data:
Current assets	250,326	358,487	626,566	746,744	22,774
Long-term investments(1)	65,723	89,024	29,860	34,873	1,064
Property, plant and equipment	617,562	792,666	818,199	853,470	26,028
Intangible assets	10,960	11,490	13,531	14,066	429
Total assets	961,344	1,262,801	1,494,853	1,657,397	50,546
Current liabilities	158,103	203,974	224,785	239,772	7,313
Hedging derivative financial liabilities	–	5,482	–	–	–
Guarantee deposits	204	152	25,538	21,565	658
Long-term bonds payable	80,000	210,768	213,674	191,965	5,854
Net defined benefit liability	6,781	6,802	6,568	7,448	227
Total liabilities	247,749	428,688	472,492	462,427	14,103
Capital stock	259,245	259,286	259,297	259,304	7,908
Equity attributable to shareholders of the parent	711,052	833,846	1,022,234	1,194,008	36,414
Noncontrolling interests	2,543	267	127	962	29
Cash dividend per common share(2)	3.0	3.0	3.0	4.5	0.1

	Year ended and as of December 31,
	2012	2013	2014	2015
	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages and operating data)
Other Consolidated Financial Data:
Gross margin	48.2%	47.1%	49.5%	48.7%	48.7%
Operating margin	35.8%	35.2%	38.8%	37.9%	37.9%
Net margin	31.5%	30.8%	33.3%	35.9%	35.9%
Capital expenditures	246,137	287,595	288,540	257,517	7,854
Depreciation and amortization	131,349	156,182	200,252	222,506	6,786
Cash generated by operating activities	284,963	347,384	421,524	529,879	16,160
Cash used in investing activities	(269,318)	(281,054)	(282,421)	(217,246)	(6,625)
Cash generated by (used in) financing activities	(13,589)	32,106	(32,328)	(116,734)	(3,560)
Effect of exchange rate changes and others	(2,118)	849	8,979	8,341	254
Net increase (decrease) in cash	(62)	99,285	115,754	204,240	6,229
Operating Data:
Wafer (300mm equivalent) shipment(3)	6,242	6,963	8,263	8,763	8,763
Billing Utilization Rate(4)	91%	91%	97%	93%	93%

(1)	Investments accounted for using equity method, noncurrent available-for-sale financial assets, and noncurrent held-to-maturity financial assets.
(2)	“Cash dividend per common share” was approved by our shareholders on June 12, 2012, June 11, 2013, June 24, 2014, and June 9, 2015, respectively. The numbers are rounded to one decimal point.
(3)	In thousands.
(4)	“Billing Utilization Rate” is equal to annual wafer shipment divided by annual capacity. Annual capacity includes wafers committed by Vanguard International Semiconductor Corporation (“VIS”) and Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). Please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions”.

Exchange Rates

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$”, “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. The translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made by the exchange rate as set forth in the statistical release of the Federal Reserve Board. Unless otherwise noted, all translations for the year 2015 were made at the exchange rate as of December 31, 2015, which was NT$32.79 to US$1.00. On April 1, 2016, the exchange rate was NT$32.26 to US$1.00.

The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged.

	NT dollars per U.S. dollar
	Average(1)	High	Low	Period-End
2012	29.47	29.91	29.05	29.05
2013	29.73	30.03	29.42	29.83
2014	30.38	31.60	29.87	31.60
2015	31.80	32.98	30.64	32.79
October 2015	32.44	32.81	31.92	32.46
November 2015	32.61	32.87	32.43	32.53
December 2015	32.79	33.01	32.53	32.79
January 2016	33.43	33.74	33.14	33.43
February 2016	33.24	33.51	32.95	33.22
March 2016	32.59	33.09	32.16	32.18
April 2016 (through April 1, 2016)	32.26	32.26	32.26	32.26

(1)	Annual averages calculated from month-end rates and monthly averages calculated from daily closing rates.

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

Risks Relating to Our Business

Any global systemic political, economic and financial crisis (as well as the indirect effects flowing therefrom) could negatively affect our business, results of operations, and financial condition.

In recent times, several major systemic economic and financial crises negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. These types of crises, including the prolonged decrease in economic growth or insolvency of major countries, could cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our products and services. For example, there could be knock-on effects from these types of crises on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products; customer insolvencies; and counterparty failures negatively impacting our treasury operations. Any future systemic political, economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial condition of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances could reduce our operating income and net income. Thus, any future global economic crisis could materially and adversely affect our results of operations.

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

A vast majority of our revenue is derived from customers who use our services in communication devices, personal computers, consumer electronics products and industrial/standard products. Any decrease in the demand for any one of these products may decrease the demand for overall global semiconductor foundry services, including our services, and may adversely affect our revenues. Further, semiconductor manufacturing facilities require substantial investment to construct and are largely fixed cost assets once they are in operation. Because we own most of our manufacturing capacities, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins. In addition, the historical and current trend of declining average selling prices (or “ASP”) of end use applications places downward pressure on the prices of the components that go into such applications. If the ASP of end use applications continues decreasing, the pricing pressure on components produced by us may lead to a reduction of our revenues, margin and earnings.

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

If we are unable to manage our capacity and production facilities effectively, our competitiveness may be weakened.

We perform long term market demand forecast for our products and services to manage our overall capacity. Because market conditions are dynamic, our market demand forecast may change significantly at any time. During periods of decreased demand, certain manufacturing lines or tools in some of our manufacturing facilities may be suspended or shut down temporarily. However, if subsequent demand increases rapidly in a short period of time, we may not be able to restore the capacity in a timely manner.

Recently, we have been adding capacity to our 300mm wafer fabs in the Hsinchu Science Park, Southern Taiwan Science Park and Central Taiwan Science Park, based on our market demand forecast. Expansion and modification of our production facilities will increase our costs. For example, we will need to purchase additional equipment, train personnel to operate the new equipment or hire additional personnel. If we do not increase our net revenue accordingly, our financial performance may be adversely affected by these increased costs. See “Item 4. Information on The Company — Capacity Management and Technology Upgrade Plans” for a further discussion.

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

Our ability to compete successfully and to achieve future growth will depend in part on the continued strength of our intellectual property portfolio. While we actively enforce and protect our intellectual property rights, there can be no assurance that our efforts will be adequate to prevent the misappropriation or improper use of our proprietary technologies, software, trade secrets or know-how. Also, we cannot assure you that, as our business or business models expand into new areas, we will be able to develop independently the technologies, patents, software, trade secrets or know-how necessary to conduct our business or that we can do so without unknowingly infringing the intellectual property rights of others. As a result, we may have to rely on, to a certain degree, licensed technologies and patent licenses from others. To the extent that we rely on licenses from others, there can be no assurance that we will be able to obtain any or all of the necessary licenses in the future on terms we consider reasonable or at all. The lack of necessary licenses could expose us to claims for damages and/or injunctions from third parties, as well as claims for indemnification by our customers in instances where we have contractually agreed to indemnify our customers against damages resulting from infringement claims.

We have received, from time-to-time, communications from third parties asserting that our technologies, our manufacturing processes, or the design of the semiconductors made by us or the use of those semiconductors by our customers may infringe their patents or other intellectual property rights. Because of the nature of the industry, we may continue to receive such communications in the future. These assertions have at times resulted in litigation. Recently, there has been a notable increase in the number of assertions made and lawsuits initiated by certain litigious, non-practicing entities and these litigious, non-practicing entities are also becoming more aggressive in their monetary demands and requests for court-issued injunctions. Such lawsuits or assertions may increase our cost of doing business and may potentially be extremely disruptive if these non-practicing entities succeed in blocking the trade of products and services offered by us.

We have or are expanding our manufacturing operations into certain offshore jurisdictions. To mitigate the risk of intellectual property misappropriation, we have implemented heightened safeguards against such misappropriation.

If we fail to obtain or maintain certain technologies or intellectual property licenses (or fail to prevent our intellectual property from being misappropriated) and, if litigation relating to alleged intellectual property matters occurs, it could: (i) prevent us from manufacturing particular products or selling particular services or applying particular technologies; and (ii) reduce our ability to compete effectively against entities benefiting from our misappropriated intellectual property, which could reduce our opportunities to generate revenues. See “Item 8. Financial Information — Legal Proceedings” for a further discussion.

We are subject to the risk of loss due to explosion and fire because some of the materials we use in our manufacturing processes are highly combustible.

We and many of our suppliers use highly combustible and toxic materials in our manufacturing processes and are therefore subject to the risk of loss arising from explosion, fire, or environmental influences which cannot be completely eliminated. Although we maintain many overlapping risk prevention and protection systems, as well as fire and casualty insurance, our risk management and insurance coverage may not be sufficient to cover all of our potential losses. If any of our fabs or vendor facilities were to be damaged, or cease operations as a result of an explosion, fire, or environmental influences, it could reduce our manufacturing capacity and may cause us to lose important customers, thereby having a potentially adverse and material impact on our financial performance.

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

The determination of an impairment charge at any given time is based significantly on the projected results of operations over a number of years subsequent to that time. Consequently, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. See “Item 5. Operating and Financial Reviews and Prospects — Critical Accounting Policies And Judgments” for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.

Having one or more large customers that account for a significant percentage of our revenues may render us vulnerable to the loss of or significant curtailment of purchases by one or more large customers that could in turn adversely affect our results of operations. Similarly, the increasing consolidation of our customers may further increase our revenue concentration.

Over the years, our customer profile and the nature of our customers’ business have changed dramatically. While we generate revenue from hundreds of customers worldwide, our ten largest customers accounted for approximately 62%, 63 % and 63% of our net revenue in 2013, 2014 and 2015, respectively. Our largest customer accounted for 22%, 21% and 16% of our net revenue in 2013, 2014 and 2015, respectively. Our second largest customer in 2015 accounted for 16% of our net revenue, with 9% and 1% in 2014 and 2013, respectively. This customer concentration results in part from the changing dynamics of the electronics industry with the structural shift to mobile devices and applications and software that provide the content for such devices. There are only a limited number of customers who are successfully exploiting this new business model paradigm. Also, in order to respond to the new business model paradigm, we have seen the changes of nature in our customers’ business models. For example, there is a growing trend toward the rise of system houses that operate in a manner which make their products and services more marketable in a changing consumer market. Also, since the global semiconductor industry is becoming increasingly competitive, some of our customers have engaged in industrial consolidations in order to remain competitive. Such consolidations have taken the form of mergers and acquisitions. If more of our major customers consolidate, this will further decrease the overall number of our customer pool. The loss of, or significant curtailment of purchases by, one or more of our top customers, including curtailments due to increased competitive pressures, industrial consolidation, a change in their designs, or change in their manufacturing sourcing policies or practices of these customers, or the timing of customer or distributor inventory adjustments, or change in our major customers’ business models may adversely affect our results of operations and financial condition.

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

For example, the financial markets have viewed certain past developments in relations between the R.O.C. and P.R.C. as occasions to depress general market prices of the securities of Taiwanese companies, including our own. In addition, the R.O.C. government has not lifted some trade and investment restrictions imposed on Taiwanese companies on the amount and types of certain investments that can be made in P.R.C. In addition to the above factors, future expansions of our operations in Taiwan will likely be handicapped by shortages in water and electricity, the limited availability of commercial-use land, and experienced human resources. Our plans, investment applications and/or any relevant regulatory approvals to establish or possibly expand operations in China may be delayed, interrupted, suspended or cancelled due to unforeseeable social and political factors in Taiwan or China.

Our operational results could also be materially and adversely affected by natural disasters (such as earthquakes), shortages or interruptions in the supply of utilities (such as shortages in electricity caused by changes in governmental energy policy), in the locations in which we, our customers or our suppliers operate.

The frequency and severity of natural disasters and severe weather has been increasing, in part due to climate change or systemic regional geological changes that manifest in damaging earthquakes. We have manufacturing and other operations in locations subject to natural disasters, such as flooding, earthquakes, tsunamis, highly polluted air conditions and droughts as well as interruptions or shortages in the supply of utilities, such as water and electricity, or access to land, air or sea infrastructures, that could disrupt operations. We source key raw materials from locations subject to natural disasters, such as severe weather, flooding, earthquakes, tsunamis, and droughts, and any major natural disaster occurring in any such locations may cause disruptions to our business, operations and financial performance. As recently as February 6, 2016, Taiwan, in which the majority of our manufacturing fabs are located, suffered an earthquake that damaged some of our wafers and equipment and resulted in wafer delivery delays in the first quarter. In addition, our suppliers and customers also have operations in such locations. For example, most of our production facilities, as well as those of many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan and Japan, which are susceptible to earthquakes, tsunamis, flooding, typhoons, and droughts from time to time that may cause shortages in electricity and water or interruptions to our operations. In addition, we have occasionally suffered power outages or surges in Taiwan caused by difficulties encountered by our electricity supplier, the Taiwan Power Company, or other power consumers on the same power grid, which have resulted in interruptions to our operations. Such shortages or interruptions in our electricity supply could further be exacerbated by potential changes in the energy policy of the government which intends to make Taiwan a nuclear-free country by 2025. If we are unable to secure reliable and uninterrupted supply of electricity to power our manufacturing fabs within Taiwan, our ability to satisfy the orders of our customers will be severely undercut.

One or more natural disasters, shortage or interruptions to the supply of utilities (such as shortages in electricity caused by a nuclear-free energy policy) that results in a prolonged disruption to our operations, or the operations of our customers or suppliers, may adversely affect the results of our operations and financial conditions.

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

Further, energy costs in general could increase significantly due to climate change, environmental concern and other regulations. Therefore, our energy costs may increase significantly if utility or power companies pass on their costs, either fully or partially, such as those associated with carbon taxes, emission caps and carbon credit trading programs. For further details, please see details of our business continuity management of climate change policy in “Item 4. Information on The Company – Environmental Regulation”.

To mitigate risks resulting from climate change, we continue to actively carry out energy conservation measures and voluntary perfluorinated compounds (PFC) emission reduction projects, and conduct greenhouse gas inventories verification every year.

Adverse fluctuations in exchange rates could decrease our operating margin and/or revenues.

Over one-half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. In 2015, more than 90% of our revenues were denominated in U.S. dollars and currencies other than NT dollars. Therefore, any significant fluctuation to our disadvantage in such exchange rates would have an adverse effect on our financial condition. For example, because our functional currency is denominated in NT dollars, every 1% depreciation of the U.S. dollar against the NT dollar exchange rate may result in approximately 0.4 percentage point decrease in our operating margin based on our 2015 results.

Conversely, if the U.S. dollar appreciates significantly versus other major currencies, the demand for the products and services of our customers and for our goods and services will likely decrease, which will negatively affect our revenues. Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a further discussion on the possible impact of other market factors on our results of operations.

Fluctuations in inflationary and deflationary expectations and resulting general market volatility could negatively affect costs of and demand for our products and services, which may harm our financial results.

The global economy is becoming more vulnerable to sudden unexpected fluctuations in inflationary and deflationary expectations and conditions. Both high inflation and deflation adversely affect an economy, at both the macro and micro levels, by reducing economic efficiency and disrupting saving and investment decisions. Recently, dramatic fall in oil prices and negative interest rates in major world economies have exacerbated global fluctuations in inflationary and deflationary expectations. These macro-economic changes have resulted in general market volatility across all assets classes. Such fluctuations and volatility may negatively affect the costs of our operations and the business operations of our customers who may be forced to plan their purchases of our goods and services within an uncertain economy. Therefore, the demand for our products and services could unexpectedly fluctuate severely in accordance with expectations of inflation or deflation as affected by macro market volatility. Please see “Item 5. Operating and Financial Reviews and Prospects — Inflation & Deflation” for a further discussion.

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

If our internet security systems succumb to cyber attacks initiated by third party entities worldwide, our manufacturing as well as daily operations may be severely interrupted or shutdown indefinitely that may materially harm our financial results, our commitments to our customers and stakeholders, and corporate goodwill.

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

The value of your investment may be reduced by possible future sales of common shares or ADSs by us or our shareholders or fluctuations in foreign exchange.

One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund of Taiwan, R.O.C. which owned 6.38% of TSMC’s outstanding shares as of February 29, 2016, has from time to time in the past sold our shares in the form of ADSs in several transactions.

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

Business Overview of the Company

As a foundry, we manufacture semiconductors using our manufacturing processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of wafer fabrication processes, including processes to manufacture CMOS logic, mixed-signal, radio frequency, embedded memory, BiCMOS mixed-signal and other semiconductors. We estimate that our revenue market segment share among total foundries worldwide was 55% in 2015. We also offer design, mask making, bumping, probing, and assembly and testing services.

We believe that our large capacity, particularly for advanced technologies, is a major competitive advantage. Please see “— Manufacturing Capacity and Technology” and “— Capacity Management and Technology Upgrade Plans” for a further discussion of our capacity.

We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor, system companies to integrated device manufacturers, including, but not limited to, Advanced Micro Devices, Inc., Broadcom Corporation, Huawei Tech, Marvell Technology Group Ltd., MediaTek Inc., NVIDIA Corporation, NXP Semiconductors N.V., OmniVision Technologies Inc., Qualcomm Inc., Sony Corporation, Spreadtrum Communications, Inc. and Texas Instruments Inc. Fabless semiconductor and system companies accounted for approximately 81%, and integrated device manufacturers accounted for approximately 18% of our net revenue in 2015.

Our Semiconductor Facilities

We currently operate one 150mm wafer fab, six 200mm wafer fabs and three 300mm wafer fabs. Our corporate headquarters and five of our fabs are located in the Hsinchu Science Park, two fabs are located in the Southern Taiwan Science Park, one fab is located in the Central Taiwan Science Park, one fab is located in the United States, and one fab is located in Shanghai. Our corporate headquarters and our five fabs in Hsinchu occupy parcels of land of a total of approximately 613,804 square meters. We lease these parcels from the Hsinchu Science Park Administration in Hsinchu under agreements that will be up for renewal between March 2017 and December 2034. We have leased from the Central Taiwan Science Park Administration a parcel of land of approximately 564,619 square meters for our Taichung fabs under agreements that will be up for renewal between September 2029 and December 2034. We have leased from the Southern Taiwan Science Park Administration approximately 765,420 square meters of land for our fabs in the Southern Taiwan Science Park under agreements that will be up for renewal between July 2017 and March 2035. We also own approximately 143,215 square meters of land located in Miaoli, Taiwan. WaferTech owns a parcel of land of approximately 1,052,186 square meters in the State of Washington in the United States, where the WaferTech fab and related offices are located. TSMC China owns the land use rights of 369,087 square meters of land in Shanghai, where Fab 10 and related offices are located. Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs. In addition, as part of our plan to expand our operations in China, we have applied to and received permission from the Investment Commission of the R.O.C. Ministry of Economic Affairs on February 3, 2016, and entered into an investment agreement with the municipal government of Nanjing, China on March 28, 2016, to establish a wholly-owned subsidiary managing 300mm wafer fab and design service center with volume production of 16nm process technology scheduled to begin in the second half of 2018. Also, the total capital investment will be approximately US$3 billion.

Semiconductor Manufacturing Capacity and Technology

We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers or third party designers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net revenue of advanced semiconductors with a resolution of 28-nanometer and below, and are one of the leaders in the semiconductor manufacturing industry generally. We are the first dedicated foundry with proven low-k interconnect technology in commercial production from the 0.13 micron node down to 28-nanometer node. In 2014, we started volume production of 20-nanometer technology and continued the development of 16- and 10-nanometer technologies. In 2015, we started volume production of 16-nanometer technology and continued the development of 10- and 7-nanometer technologies.

The following table lists our fabs and those of our affiliates, together with the year of commencement of commercial production, and the most advanced technology for volume production:

Fab(1)	Year of commencement	The most advanced technology for volume production(2)
2	1990	450
3	1995	150
5	1997	150
6	2000	110
8	1998	110
10	2004	150
11	1998	150
12	2001	16
14	2004	16
15	2012	28

(1)	Fab 2 produces 150mm wafers. Fabs 3, 5, 6, 8, 10 and Fab 11 (WaferTech) produce 200mm wafers. Fab 12, Fab 14 and Fab 15 produce 300mm wafers. Fabs 2, 3, 5, 8 and 12 are located in Hsinchu Science Park. Fab 6 and Fab 14 are located in the Southern Taiwan Science Park. Fab 15 is located in Central Taiwan Science Park. Fab 11 is located in the Washington State, United States and Fab 10 is located in Shanghai, China.
(2)	In nanometers, as of 2015 year-end.

In 2015, our annual capacity (in 300mm equivalent wafers) was approximately 9 million wafers, compared to approximately 8 million wafers in 2014. This increase was primarily from the expansion of our 16-nanometer advanced technology.

Capacity Management and Technology Upgrade Plans

We perform long term market demand forecast for our products and services to manage our overall capacity and technology upgrade plans. According to our current market demand forecasts, we intend to maintain our strategy of expanding manufacturing capacity and upgrading manufacturing technologies to meet both the fabrication and the technology needs of our customers.

Our capital expenditures in 2013, 2014 and 2015 were NT$287,595 million, NT$288,540 million and NT$257,517 million (US$8,123 million, translated from a weighted average exchange rate of NT$31.7 to US$1.00), respectively. Our capital expenditures in 2016 are expected to be approximately US$9 billion to US$10 billion, which, depending on market conditions, may be adjusted later. Our capital expenditures for 2013 were funded by our operating cash flow and the issuance of corporate bonds and the capital expenditures for 2014 and 2015 were funded by operating cash flow. Our capital expenditures for 2016 are expected to be funded primarily by our operating cash flow. In 2016, we anticipate our capital expenditures to focus primarily on the following:

•	adding production capacity to our 300mm wafer fabs;

•	developing new process technologies in 10-nanometer node and below;

•	expanding buildings/facilities for Fab 12, Fab 14, Fab 15, and a 300mm wafer fab in Nanjing, China;

•	other research and development projects; and

•	capacity expansion for mask and backend operations.

These investment plans are still preliminary and may change according to market conditions.

Markets and Customers

The primary customers of our foundry services are fabless semiconductor companies, systems companies and integrated device manufacturers. The following table presents the breakdown of net revenue, including foundry services and others, by type of customers during the last three years:

	Year ended December 31,
	2013		2014		2015
Customer Type	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
Fabless semiconductor companies/systems companies	519,142	87.0%	646,936	84.8%	686,508	81.4%
Integrated device manufacturers	76,967	12.9%	114,620	15.0%	155,685	18.4%
Others	915	0.1%	1,250	0.2%	1,304	0.2%

Total	597,024	100.0%	762,806	100.0%	843,497	100.0%

We categorize our net revenue mainly based on the country in which the customer is headquartered, which may be different from the net revenue for the countries to which we actually sell or ship our products or different from where products are actually ordered. Under this approach, the following table presents a regional geographic breakdown of our net revenue during the last three years:

	Year ended December 31,
	2013		2014		2015
Region	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
North America	425,053	71.2%	527,256	69.1%	572,557	67.9%
Asia Pacific	78,500	13.2%	98,423	12.9%	99,247	11.8%
China	37,646	6.3%	50,514	6.6%	67,662	8.0%
EMEA(1)	41,288	6.9%	46,777	6.2%	57,065	6.7%
Japan	14,537	2.4%	39,836	5.2%	46,966	5.6%

Total	597,024	100.0%	762,806	100.0%	843,497	100.0%

(1)	EMEA stands for Europe, Middle East, and Africa.

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

Some of our customers have entered into arrangements with us to ensure that they have access to specified capacity. These arrangements are primarily in the form of deposit agreements; and advanced cash deposits are made by customers for specified capacity at our fabs. Deposits are generally refunded when the terms and conditions set forth in the deposit agreement are satisfied and shipments have been made. As of December 31, 2015, we held approximately US$838 million on deposit to reserve future capacity. See note 22 to our consolidated financial statements for further information.

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

The table below presents a breakdown of our net revenue during the last three years by each semiconductor type:

	Year ended December 31,
	2013		2014		2015
Semiconductor Type	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
CMOS
Logic	424,868	71.2%	573,539	75.2%	638,874	75.7%
Mixed-Signal(1)	167,333	28.0%	183,676	24.1%	190,368	22.6%
Others	4,823	0.8%	5,591	0.7%	14,255	1.7%

Total	597,024	100.0%	762,806	100.0%	843,497	100.0%

(1)	Mixed-signal semiconductors made with the CMOS process.

Design and Technology Platforms. Modern integrated circuit designers need sophisticated design infrastructure to optimize productivity and cycle time. Such infrastructure includes design flow for electronic design automation (“EDA”), silicon proven building blocks such as libraries and intellectual properties, simulation and verification design kits such as process design kit (“PDK”) and technology files. All of this infrastructure is built on top of the technology foundation, and each technology needs its own design infrastructure to be usable for designers. This is the concept of our technology platforms.

For years, we and our alliance partners have spent considerable effort, time and resources to build our technology platforms. We unveiled an Open Innovation Platform® (“OIP”) initiative in 2008 to further enhance our technologies offerings. More OIP deliverables were introduced in 2015. In the design methodology area, we announced the release of 10-nanometer Fin Field-Effect Transistor (“FinFET”) (“10FF”) reference flow for both full-chip and intellectual property design.

Multi-project Wafers Program (“CyberShuttle”). To help our customers reduce costs, we offer a dedicated multi-project wafer processing service that allows us to provide multiple customers with circuits produced with the same mask. This program reduces mask costs by a very significant amount, resulting in accelerated time-to-market for our customers. We have extended this program to all of our customers and library and intellectual property partners using our broad selection of process technologies, ranging from the latest 10-, 16-, 28-, 40-, 45-, 55- and 65-nanometer processes to 0.18-, 0.25-, 0.35- and 0.5-micron. This extension offers a routinely scheduled multi-project wafer run to customers on a shared-cost basis for prototyping and verification.

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

We also conduct an annual customer satisfaction survey to assess customer satisfaction and to ensure that their needs are adequately understood and addressed. Continuous improvement plans based upon customer feedback are an integral part of this business process. We use data derived from the survey as a key indicator of our corporate performance as well as a base to identify future focus areas. We believe that satisfaction leads to better customer relationships, which would result in more business opportunities.

Research and Development

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the introduction of new technologies to meet customers’ demands and in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and to maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$47,952 million, NT$56,829 million and NT$65,545 million (US$1,999 million) in 2013, 2014 and 2015, respectively, on research and development, which represented 8.0%, 7.4% and 7.8% of our net revenue, respectively. We plan to continue to invest significant amounts on research and development in 2016, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have allowed us to provide our customers access to certain advanced process technologies, such as 28-nanometer, 20-nanometer and 16-nanometer technology for volume production, prior to the implementation of those advanced process technologies by many integrated device manufacturers and our competitors. In addition, we expect to advance our process technologies further down to 10/7-nanometer and below in the coming years to maintain our technology leadership. We will also continue to invest in research and development for our mature technologies offerings to provide function-rich process capabilities to our customers. Our research and development efforts are divided into centralized research and development activities and research and development activities undertaken by each of our fabs. Our centralized research and development activities are principally directed toward developing new logic, system-on-chip (“SOC”), derivatives and package/system-in-package (“SIP”) technologies, and cost-effective 3D wafer level system integration solutions, including Integrated Fan-Out (“InFO”) and Chip-on-Wafer-on-Substrate (“CoWoS”) technologies. Fab-related research and development activities mostly focus on upgrading the manufacturing process technologies.

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

Equipment

The quality and technology of the equipment used in the semiconductor manufacturing process are important in that they effectively define the limits of our process technologies. Advances in process technologies cannot be brought about without commensurate advances in equipment technology. To accelerate the development of next-generation lithographic technology, in August 2012 TSMC joined the ASML Holding N.V. Customer Co-Investment Program. The program’s scope includes development of extreme ultraviolet (EUV) lithography technology and 450mm lithography tools. Under the agreement with ASML, TSMC made an investment of EUR838 million to acquire 5% of ASML’s equity, which had all been disposed as of October 8, 2015, and has committed EUR276 million, to be spread over five years, to ASML’s research and development program.

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

Raw Materials

Our manufacturing processes use many raw materials, primarily silicon wafers, chemicals, gases and various types of precious metals. Raw materials costs constituted 12.5%, 13.2% and 10.5% of our net revenue in 2013, 2014 and 2015, respectively. Although most of our raw materials are available from multiple suppliers, some materials are purchased through sole-sourced vendors. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material whenever possible so that a quality or delivery problem with any one vendor will not adversely affect our operations. The quality and delivery performance of each vendor is evaluated quarterly and quantity allocations are adjusted for subsequent periods based on the evaluation.

The most important raw material used in our production is silicon wafers, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Formosa SUMCO Technology Corporation of Taiwan, Shin-Etsu Handotai of Japan, Siltronic AG of Germany, SUMCO Corporation of Japan, and SunEdison Semiconductor Ltd. of the United States. Together they supplied approximately 93.3%, 94.3% and 95.5% of our total wafer needs in 2013, 2014 and 2015, respectively. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of wafers. Please see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business” for a discussion of the risk related to raw materials. In order to secure a reliable and flexible supply of high quality wafers, we have entered into long-term agreements and intend to continue to develop strategic relationships with major wafer vendors to cover our anticipated wafer needs for future years. Also, we actively address supply chain issues and bring together fab operations, materials management, quality system and risk management teams to mitigate potential supply chain risks and enhance supply chain agility. This taskforce works with our primary suppliers to review their business continuity plans, qualify their dual-plant materials, prepare safety inventories, improve the quality of their products and manage the supply chain risk of their suppliers.

Competition

We compete internationally and domestically with foundry service providers, as well as with integrated device manufacturers that devote a significant or exclusive portion of their manufacturing capacity to foundry operations. We compete primarily on process technologies, manufacturing excellence, customer trust and service quality, such as earlier technology readiness, better quality, faster yield improvement and shorter cycle time. The level of competition varies with the process technologies involved. For example, in more mature technologies, competitors tend to be numerous with specialized application offered. Some companies compete with us in selected geographic regions or niche application markets. In recent years, substantial investments have been made by others to establish new foundry capacities worldwide, or to transform certain manufacturing operations of integrated device manufacturers into foundry capacities to compete with us.

Environmental Regulations

The semiconductor production process generates gaseous chemical wastes, liquid wastes, wastewater and other industrial wastes in various stages of the manufacturing process. We have installed in our fabs various types of pollution control equipment for the treatment of gaseous chemical wastes and wastewater and equipment for the recycling of treated water. Operations at our fabs are subject to regulation and periodic monitoring by the R.O.C. Environmental Protection Administration, the U.S. Environmental Protection Agency and the State Environmental Protection Administration of mainland China, and local environmental protection authorities in Taiwan, the U.S. and mainland China.

We have adopted pollution control measures to ensure compliance with environmental protection standards consistent with the practice of the semiconductor industry in Taiwan, the U.S. and mainland China. We conduct environmental audits at least once annually to ensure that we are in compliance in all material respects with, and we believe that we are in compliance in all material respects with, applicable environmental laws and regulations. An environmental, safety and health (“ESH”) team operates at the corporate level that is responsible for policy establishment and enforcement, coordination with ESH teams located at each manufacturing facility and for coordination and interaction with government agencies worldwide.

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

Risk Management

We employ an enterprise risk management system to integrate the prevention and control of risk. We have also prepared emergency response and business continuity plans to respond to natural disasters and other disruptive events that could interrupt the operation of our business. These plans have been developed in order to prevent or minimize the loss of personnel or damage to our facilities, equipment and machinery caused by natural disasters and other disruptive events. We also maintain insurance with respect to our facilities, equipment and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks, including fire, typhoons, earthquakes and other risks generally up to the respective policy limits for their replacement values and lost profits due to business interruption. In addition, we have insurance policies covering losses with respect to the construction of all our fabs. Equipment and inventories in transit are also insured. No assurance can be given, however, that insurance will fully cover any losses and our emergency response plans will be effective in preventing or minimizing losses in the future.

For further information, please see detailed risk factors related to the impact of climate change regulations and international accords, and business trends on our operations in “Item 3. Key Information—Risk Factors—Risks Relating to Our Business”.

Our Subsidiaries and Affiliates

Vanguard International Semiconductor Corporation (“VIS”). In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated dynamic random access memory (“DRAM”) manufacturer. VIS commenced volume commercial production in 1995 and listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange) in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. On April 14, 2014 and June 12, 2015, we sold 82 million and 82 million common shares of VIS, respectively. Subsequent to the above transactions and as of February 29, 2016, we owned approximately 28.3% of the equity interest in VIS. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

WaferTech in the United States. In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a US$1.2 billion foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. As of February 29, 2016, we owned 100% of the equity interest in WaferTech.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Philips and EDB Investment Pte. Ltd. to found a joint venture, SSMC, and build a fab in Singapore. The SSMC fab commenced production in December 2000. As of February 29, 2016, we owned approximately 38.8% of the equity interest in SSMC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

Global Unichip Corporation (“GUC”). In January 2003, we acquired a 52.0% equity interest in GUC, a System-on-Chip (SoC) design service company that provides large scale SoC implementation services. GUC has been listed on Taiwan Stock Exchange since November 3, 2006. As of February 29, 2016, we owned approximately 34.8% of the equity interest in GUC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

TSMC China. In August 2003, we established TSMC China (of which the manufacturing entity is Fab 10), a wholly-owned subsidiary primarily engaged in the manufacturing and selling of integrated circuits. TSMC China commenced production in late 2004.

VisEra Technologies Company, Ltd. (“VisEra”). In October 2003, we and OmniVision Technologies Inc., entered into a shareholders’ agreement to form VisEra Technologies Company, Ltd., a joint venture in Taiwan, for the purpose of providing back-end manufacturing service. On November 20, 2015, we obtained additional 42.7% beneficial equity interest in VisEra from OmniVision Technologies Inc. (“OVT”) when OVT was acquired by a Chinese consortium. As of February 29, 2016, we owned approximately 85.5% of the equity interest in VisEra.

Xintec, Inc. (“Xintec”). In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Since June 2013, we no longer consolidated Xintec in our financial statements as the number of our appointed directors on Xintec’s board consisted less than a majority. On March 30, 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. On November 20, 2015, we obtained additional 10.2% beneficial equity interest in Xintec from OmniVision Technologies Inc. (“OVT”) when OVT was acquired by a Chinese consortium, and subsequently sold 5.1% of the equity interest in Xintec each on November 30, 2015 and April 11, 2016, respectively. Following the above transactions, we owned approximately 41.1% of the equity interest in Xintec. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

Motech Industries, Inc. (“Motech”). In February 2010, we acquired a 20.0% equity interest in Motech, a Taiwan solar cell manufacturer. Motech has been a publicly traded company on the R.O.C. Over-the-Counter (Taipei Exchange) since May 2003. On June 1, 2015, Motech and Topcell Solar International Co., Ltd merged, with Motech being the surviving entity and our equity interest in Motech was diluted to approximately 18.0%. On November 30, 2015, we sold around 29 million common shares of Motech. Subsequent to the above transaction and as of February 29, 2016, we owned approximately 12.0% of the equity interest in Motech.

TSMC Solar Ltd. (“TSMC Solar”). TSMC Solar primarily engaged in research, development, design, manufacture and sales of technologies and products related to renewable energy and energy saving. As we believed that its solar business was no longer economically sustainable, TSMC Solar ceased its manufacturing operation in August 2015. On December 14, 2015, TSMC Solar was merged into us.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEWS AND PROSPECTS

Overview

We manufacture a variety of semiconductors based on designs provided by our customers. Our business model is commonly called a “dedicated semiconductor foundry.” The foundry segment of the semiconductor industry as a whole experienced rapid growth over the last 29 years since our inception. As the leader of the foundry segment of the semiconductor industry, our net revenue and net income attributable to shareholders of the parent were NT$597,024 million and NT$183,978 million in 2013, NT$762,806 million and NT$254,302 million in 2014 and NT$843,497 million (US$25,724 million) and NT$302,851 million (US$9,236 million) in 2015, respectively. Our net revenue in 2014 increased by 27.8% from 2013, mainly due to the introduction of the 20-nanometer products and continuing strong demand for 28-nanometer products. Our net revenue in 2015 increased by 10.6% from 2014, mainly due to the introduction of the 16-nanometer products, continuing strong demand for 20-nanometer products, and NT dollar depreciation.

The principal source of our revenue is wafer fabrication, which accounted for approximately 95% of our net revenue in 2015. The rest of our net revenue was majorly derived from mask making, design, and royalty income. Factors that significantly impact our revenue include:

•	the worldwide demand and capacity supply for semiconductor products;

•	pricing;

•	capacity utilization;

•	availability of raw materials and supplies;

•	technology migration; and

•	fluctuation in foreign currency exchange rate.

Though equally important, four of the above factors are discussed as follows:

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

Production Capacity. We currently own and operate our semiconductor manufacturing facilities. The aggregate production capacity had been expanded from approximately 7 million 300mm equivalent wafers in 2013, to approximately 8 million in 2014 and approximately 9 million in 2015.

Technology Migration.

Our operations utilize a variety of process technologies, ranging from mature process technologies of 0.5 micron or above circuit resolutions to advanced process technologies of 16/20-nanometer circuit resolutions. The table below presents a breakdown of wafer revenue by circuit resolution during the last three years:

	Year ended December 31,
	2013	2014	2015
Resolution	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)
16/20-nanometer	0%	9%	21%
28-nanometer	30%	33%	27%
40/45-nanometer	20%	16%	14%
65-nanometer	16%	14%	12%
90-nanometer	8%	7%	7%
0.11/0.13 micron	4%	3%	2%
0.15 micron	4%	3%	2%
0.18 micron	12%	10%	10%
0.25 micron	3%	3%	3%
0.35 micron	2%	1%	1%
≥0.5 micron	1%	1%	1%
Total	100%	100%	100%

(1)	The figure represents wafer revenue from a certain technology as a percentage of the total wafer revenue. Wafer revenue includes revenue associated with wafer, testing and bumping services, and etc., excluding sales returns and allowances.

Foreign Currency Exchange Rate. More than 90% of our sales are denominated in US dollars while we publish our financial statements in NT dollars. As a result, fluctuations in exchange rates of NT dollar against US dollar could have a significant impact on our reported revenue. Continuous NT dollar depreciation from 2013 to 2015 had a favorable effect on our revenue, with weighted average exchange rates of NT dollar per US dollar depreciating from NT$29.69 in 2013 to NT$30.30 in 2014 and further to NT$31.70 in 2015.

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

We record a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and allowances is generally made at a specific percentage based on historical experience, and adjusted based on management judgment, and any known factors that would significantly affect the returns and allowances, and our management periodically reviews the adequacy of the percentage used. However, because of the inherent nature of estimates, actual returns and allowances could be different from our estimates. If the actual returns are greater than our estimated amount, we could be required to record an additional provision, which would have a negative impact on our recorded revenue and gross margin.

The provisions recorded as the deduction of revenue were NT$6,633 million, NT$10,506 million and NT$17,723 million (US$541 million), respectively, representing 1.1%, 1.4% and 2.1% of our gross revenue for the years ended December 31, 2013, 2014 and 2015. The higher percentage of provision in 2015 was mainly related to business terms with customers.

Allowance for Doubtful Accounts. We assess the allowance for doubtful accounts by examining our historical collection experience and current trends in the credit quality of our customers as well as our internal credit policies. We also evaluate indication of losses of accounts receivable based on an individual and collective basis at the end of each reporting period. We recognized additional allowance when objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable.

Changes in the carrying amount of the allowance account are recognized as bad debt expense which is recorded in the operating expenses - general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

As of December 31, 2014 and 2015, the allowances set aside for doubtful receivables were NT$487 million and NT$488 million (US$15 million), respectively, representing 0.4% and 0.6% of our gross notes and accounts receivables as of those dates.

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

Realization of Deferred Income Tax Assets. When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We generally recognize deferred tax assets to the extent that it is probable that sufficient taxable benefits will be available to utilize. The income tax benefit or expense is recorded when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. Specifically, our realization of deferred income tax assets is impacted by our expected future revenue growth and profitability, tax holidays, Alternative Minimum Tax (“AMT”), 10% tax imposed on unappropriated earnings and the amount of tax credits that can be utilized within the statutory period. In determining the amount of deferred tax assets as of December 31, 2015, we considered past performance, the general outlook of the semiconductor industry, business conditions, future taxable income and prudent and feasible tax planning strategies.

Because the determination of the amount of realization of the deferred tax assets is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the realization of the deferred tax assets that we have recorded. As of December 31, 2014 and 2015, the deferred tax assets were NT$5,139 million and NT$6,385 million (US$195 million), respectively. The deferred tax assets increased by NT$1,246 million in 2015, mainly due to depreciation of certain fixed assets that resulted in temporary differences between the carrying value of these fixed assets and their tax basis, which differences may be deductible for tax purposes in the future.

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

For purposes of evaluating the recoverability of tangible and intangible assets other than goodwill, assets purchased for use in the business but subsequently determined to have no future economic benefits are written down to their recoverable amount. For the years ended December 31, 2013, 2014 and 2015, we recognized the impairment loss of nil, NT$240 million and NT$2,604 million (US$79 million), respectively. The higher impairment loss in 2015 was mainly attributed to a loss of NT$2,345 million (US$72 million) upon cessation of TSMC Solar’s operations in the third quarter of 2015. Please see “Item 4. Information on The Company — Our Subsidiaries and Affiliates — TSMC Solar Ltd. (“TSMC Solar”)” for further details. As of December 31, 2014 and 2015, net tangible and intangible assets amounted to NT$825,841 million and NT$861,431million (US$26,271 million), respectively.

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

Noncurrent assets classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell. Recognition of depreciation would cease. We have reclassified TSMC SSL as a disposal group held for sale in the consolidated statements of financial position as of December 31, 2014. The expected fair value of TSMC SSL, determined based on the price agreed in the sale agreement, less costs to sell was substantially lower than the carrying amount of the related net assets; as such, for the year ended December 31, 2014, an impairment loss of NT$735 million was recognized under other operating gains and losses. As of December 31, 2014, noncurrent assets held for sale and liabilities directly associated with noncurrent assets held for sale were NT$944 million and NT$219 million, respectively. TSMC completed the disposal of TSMC SSL in February 2015.

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

Goodwill recorded mainly from the acquisition of TSMC-Acer and WaferTech is evaluated for impairment on an annual basis. Based on our most recent evaluation, the recoverable amount calculated by discounting projected cash flow in five years was higher than the associated carrying value. As a result, we did not record any impairment charge. As of December 31, 2014 and 2015, goodwill amounted to NT$5,889 million and NT$6,105 million (US$186 million), respectively. The change in the NT dollar amount of goodwill was due to changes in the exchange rate between NT dollar and U.S. dollar and the acquisition of VisEra shares from OmniVision Technologies Inc. For further details concerning the acquisition of VisEra shares, please see “Item 4. Information on The Company – Our Subsidiaries and Affiliates – VisEra Technologies Company, Ltd. (“VisEra”) and note 33 to our consolidated financial statements for further details.

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

In 2013, because the recoverable amount of the investment on a certain invested company had increased to be higher than its carrying amount before the 2012 impairment, the impairment loss of NT$1,187 million recognized in prior year was reversed. No impairment loss was recorded in 2014 and 2015. As of December 31, 2014 and 2015, investments accounted for using equity method amounted to NT$28,060 million and NT$23,971 million (US$731 million), respectively.

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

We have experienced declines in the fair value of certain privately held investments, publicly traded securities and mutual funds and recorded impairment loss of NT$1,540 million, NT$211 million and NT$155 million (US$5 million) in 2013, 2014 and 2015, respectively. While we have recognized all declines that are currently believed to be significant or prolonged as a charge to income, adverse changes in market conditions or poor operating results of underlying investments could result in further losses in future periods. As of December 31, 2014 and 2015, available-for-sale financial assets amounted to NT$75,598 million and NT$18,290 million (US$558 million), respectively. The change in the amount of available-for-sale financial assets was mainly due to disposal of ASML shares in 2015. For further details concerning our business arrangements with ASML, please see “Item 10. Additional Information — Material Contracts”

Recognition and Measurement of Defined Benefit Plans. We use the Projected Unit Credit Method for net defined benefit liability and the resulting defined benefit costs under defined benefit pension plans. The discount rate, rate of employee turnover, and long-term average future salary increase are included in actuarial assumptions. The discount rate assumption is determined by reference to yields on government bonds of appropriate duration at the end of the maturity of the pension benefits. We assume the average remaining years of service and rate of increase in compensation levels based on historical data. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and defined benefit obligations.

As of December 31, 2014 and 2015, the net defined benefit liability were NT$6,568 million and NT$7,448 million (US$227 million), respectively.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of profit or loss and other comprehensive income, expressed in each case as a percentage of net revenue:

	For the year ended December 31,
	2013	2014	2015
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	(52.9)%	(50.5)%	(51.3)%
Gross profit	47.1%	49.5%	48.7%
Operating expenses
Research and development	(8.0)%	(7.4)%	(7.8)%
General and administrative	(3.1)%	(2.5)%	(2.0)%
Marketing	(0.8)%	(0.7)%	(0.7)%
Total operating expenses	(11.9)%	(10.6)%	(10.5)%
Other operating income and expenses, net	0.0%	(0.1)%	(0.3)%
Income from operations	35.2%	38.8%	37.9%
Income before income tax	36.2%	39.6%	41.5%
Income tax expense	(5.4)%	(6.3)%	(5.6)%
Net income	30.8%	33.3%	35.9%
Other comprehensive income (loss) for the period, net of income tax	2.7%	1.5%	(1.7)%
Total comprehensive income for the period	33.5%	34.8%	34.2%
Net income attributable to shareholders of the parent	30.8%	33.3%	35.9%
Net loss attributable to noncontrolling interests	(0.0)%	(0.0)%	(0.0)%

Year to Year Comparisons

Net Revenue and Gross Margin

	For the year ended December 31,
	2013	2014	% Change in NT$ from 2013	2015		% Change in NT$ from 2014
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Net revenue	597,024	762,806	27.8%	843,497	25,724	10.6%
Cost of revenue	(315,642)	(385,113)	22.0%	(433,117)	(13,209)	12.5%

Gross profit before realized (unrealized) gross profit on sales to associates	281,382	377,693	34.2%	410,380	12,515	8.7%
Realized (unrealized) gross profit on sales to associates	(21)	29	—	15	1	(48.3%	)

Gross profit	281,361	377,722	34.2%	410,395	12,516	8.7%

Gross margin percentage	47.1%	49.5%	—	48.7%	48.7%	—

Net Revenue

Our net revenue in 2015 increased by 10.6% from 2014, which was largely attributed to 6.0% increase in wafer shipments and 4.6% from NT dollar depreciation. We shipped approximately 8.8 million 300mm equivalent wafers in 2015 compared to 8.3 million in 2014. Furthermore, 16/20-nanometer accounted for 21% of our total wafer revenue in 2015 compared to 9% in 2014.

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

Gross Margin

Our gross margin fluctuates with the level of capacity utilization, cost improvement, price change and exchange rate, among other factors. In 2015, our gross margin was 48.7%, down 0.8 percentage point from 2014, mainly due to lower capacity utilization, partially balanced by cost improvement and a favorable exchange rate. In 2014, our gross margin was 49.5%, up 2.4 percentage points from 2013, mainly reflecting higher capacity utilization, partially offset by the margin dilution associated with the ramping of 20nm in its initial year of production.

Operating Expenses

	For the year ended December 31,
	2013	2014	% Change in NT$ from 2013		2015		% Change in NT$ from 2014
	NT$	NT$			NT$	US$
	(in millions, except percentages)
Research and development	47,952	56,829	18.5%		65,545	1,999	15.3%
General and administrative	18,882	18,933	0.3%		17,257	526	(8.9%	)
Marketing	4,505	5,087	12.9%		5,665	173	11.4%

Total operating expenses	71,339	80,849	13.3%		88,467	2,698	9.4%

Percentage of net revenue	11.9%	10.6%	—		10.5%	10.5%	—
Other operating income and expenses, net	47	(1,002)	(2,231.9%	)	(1,880)	(57)	(87.6%	)
Income from operations	210,069	295,871	40.8%		320,048	9,761	8.2%

Operating Margin	35.2%	38.8%	—		37.9%	37.9%	—

Operating expenses increased by NT$7,618 million in 2015, or 9.4%, after an increase in operating expenses of NT$9,510 million in 2014, or 13.3%, from NT$71,339 million in 2013.

Research and Development Expenses

We remain strongly committed to being the leader in advanced process technologies development. We believe that continuing investments in process technologies are essential for us to remain competitive in the markets we serve.

Research and development expenditures increased by NT$8,716 million in 2015, or 15.3%, from $56,829 million in 2014, after an increase of NT$8,877 million in 2014, or 18.5%, from $47,952 million in 2013. The increases in both years were mainly due to higher level of research activities for 10-nanometer and below technologies as we continue to advance to smaller processing nodes, partially offset by fewer research activities for 16-nanometer in 2015 and 20-nanometer in 2014. In both 2015 and 2014, there was also an increase in employee profit sharing expenses and bonus due to higher net income.

We plan to continue investing a significant amount in research and development in 2016.

General and Administrative and Marketing Expenses

General and administrative, and marketing expenses in 2015 decreased by NT$1,098 million, or 4.6%, from 2014, mainly reflecting lower fab opening expenses; partially offset by higher employee profit sharing expenses and bonus due to higher net income.

General and administrative, and marketing expenses in 2014 increased by NT$633 million, or 2.7%, from 2013. The higher employee profit sharing expenses and bonus, due to higher net income, were partially offset by lower fab opening expenses.

Other operating income and expenses

Net other operating income and expenses in 2015 decreased by NT$878 million, or 87.6% from 2014, mainly due to impairment losses on property, plant and equipment and intangible assets of NT$2,604 million in 2015, partially offset by gain on disposal of property, plant and equipment of NT$434 million in 2015, gain from lease agreement modification of NT$430 million in 2015, and the absence of an impairment loss on noncurrent assets held for sale of NT$735 million in 2014. For further details concerning the impairment losses, including the cessation of TSMC Solar, please see “Item 5. Operating and Financial Reviews and Prospects — Critical Accounting Policies And Judgments — Impairment of Tangible and Intangible Assets Other than Goodwill, and Noncurrent Assets Held for Sale” for further details.

Net other operating income and expenses in 2014 decreased by NT$1,049 million, or 2,231.9% from 2013, mainly due to an impairment loss on noncurrent assets held for sale of NT$735 million and an impairment loss on property, plant and equipment of NT$240 million in 2014. For further details concerning the impairment losses, please see “Item 5. Operating and Financial Reviews and Prospects — Critical Accounting Policies And Judgments — Impairment of Tangible and Intangible Assets Other than Goodwill, and Noncurrent Assets Held for Sale” for further details.

Non-Operating Income and Expenses

	For the year ended December 31,
	2013	2014	% Change in NT$ from 2013	2015		% Change in NT$ from 2014
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Share of profits of associates and joint venture	3,807	3,920	3.0%	4,196	128	7.0%
Other income	2,342	3,380	44.3%	4,751	145	40.6%
Foreign exchange gain, net	285	2,111	640.7%	2,481	76	17.5%
Finance costs	(2,646)	(3,236)	22.3%	(3,190)	(98)	(1.4%	)
Other gains and losses	2,105	28	(98.7)%	22,192	677	79,157.1%

Net non-operating income	5,893	6,203	5.3%	30,430	928	390.6%

Net non-operating income in 2015 increased by NT$24,227 million, or 390.6%, from NT$6,203 million in 2014, mainly reflecting the disposal gains of NT$22,070 million on ASML shares and higher interest income of NT$1,399 million. For further details concerning our business arrangements with ASML, please see “Item 10. Additional Information — Material Contracts”.

Net non-operating income in 2014 increased by NT$310 million, or 5.3%, from NT$5,893 million in 2013, primarily attributed to higher gain on disposal of VIS shares of NT$2,055 million, higher foreign exchange gain of NT$1,826 million due to NT dollar depreciated against U.S. dollar and higher interest income of NT$895 million. The increases were partially offset by higher loss on financial instruments of NT$2,086 million, absence of settlement income from Semiconductor Manufacturing International Corporation of NT$900 million, lower gain on disposal of available-for-sale financial assets of NT$949 million and NT$590 million increase in interest expenses.

Income Tax Benefit (Expense)

	For the year ended December 31,
	2013	2014	% Change in NT$ from 2013	2015		% Change in NT$ from 2014
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Income tax expense	(32,112)	(47,890)	49.1%	(47,645)	(1,453)	(0.5%	)

Net income	183,850	254,184	38.3%	302,833	9,236	19.1%

Net income attributable to shareholders of the parent	183,978	254,302	38.2%	302,851	9,236	19.1%

Net margin attributable to shareholders of the parent	30.8%	33.3%	—	35.9%	35.9%	—

Income tax expenses decreased by NT$245 million in 2015, or 0.5%, from 2014. The decrease was mainly due to lower tax on unappropriated earnings resulting from lower unappropriated earnings in 2015, partially offset by the increase of taxable income.

Income tax expenses increased by NT$15,778 million in 2014, or 49.1%, from 2013. The increase was mainly due to higher taxable income and an increase in tax on unappropriated earnings as a result of higher unappropriated earnings.

Liquidity and Capital Resources

Our sources of liquidity include cash flow from operations, cash and cash equivalents, and short-term investments. Issuance of corporate bonds is another source of fund.

Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2015 was NT$529,879 million (US$16,160 million), an increase of NT$108,355 million from 2014.

Our cash, cash equivalents and short-term investments in financial instruments increased to NT$586,163 million (US$17,876 million) as of December 31, 2015, from NT$436,924 million as of December 31, 2014. The short-term investments in financial instruments primarily consisted of fixed income securities and publicly-traded stocks.

We believe that our cash generated from operations, cash and cash equivalents, short-term investments, and ability to access capital market will be sufficient to fund our working capital needs, capital expenditures, debt repayments, dividend payments and other business requirements associated with existing operations over the next 12 months.

	For the year ended December 31,
	2013	2014	2015
	NT$	NT$	NT$	US$
	(in millions)
Net cash generated by operating activities	347,384	421,524	529,879	16,160
Net cash used in investing activities	(281,054)	(282,421)	(217,246)	(6,625)
Net cash generated by (used in) financing activities	32,106	(32,328)	(116,734)	(3,560)
Effect of exchange rate changes and others	849	8,979	8,341	254
Net increase in cash	99,285	115,754	204,240	6,229

Cash and cash equivalents increased by NT$204,240 million in 2015, following an increase of NT$115,754 million and NT$99,285 million in 2014 and 2013, respectively.

Operating Activities

In 2015, we generated NT$529,879 million (US$16,160 million) net cash from operating activities, as compared to NT$421,524 million and NT$347,384 million in 2014 and 2013, respectively. In 2015, net cash generated from operating activities was primarily from NT$350,478 million in income before income tax and NT$222,506 million in non-cash depreciation and amortization expenses, partially offset by change in working capital and others of NT$43,105 million.

In 2014, net cash generated from operating activities was primarily from NT$302,074 million in income before income tax and NT$200,252 million in non-cash depreciation and amortization expenses, partially offset by change in working capital and others of NT$80,802 million.

In 2013, net cash generated from operating activities was primarily from NT$215,962 million in income before income tax and NT$156,182 million in non-cash depreciation and amortization expenses, partially offset by change in working capital and others of NT$24,760 million.

With respect to depreciation and amortization expenses, our depreciation and amortization expenses in 2015 were NT$222,506 million (US$6,786 million), as compared to NT$200,252 million in 2014. The higher depreciation and amortization expenses in 2015 were mainly the result of expansion of production capacity in advanced technologies.

Investing Activities

In 2015, net cash used in investing activities was NT$217,246 million (US$6,625 million), as compared to NT$282,421 million and NT$281,054 million in 2014 and 2013, respectively. In 2015, net cash used in investing activities was primarily for capital expenditures of NT$257,517 million, partially offset by NT$56,176 million of proceeds from sale of ASML shares.

In 2014, net cash used in investing activities was primarily for capital expenditures of NT$288,540 million and net purchases of investment in financial assets of NT$2,020 million, partially offset by NT$3,472 million of proceeds from sale of VIS shares.

In 2013 net cash used in investing activities was primarily for capital expenditures of NT$287,595 million, partially offset by NT$5,788 million of net proceeds from disposal or redemption of investment in financial assets.

With respect to capital expenditures, our capital expenditures for 2015 were primarily related to:

•	adding production capacity to 300mm wafer fabs;

•	developing new process technologies including 16-nanometer and 10-nanometer nodes;

•	expanding buildings/facilities for Fab 12, Fab 14, and Fab 15;

•	other research and development projects; and

•	capacity expansion for mask and backend operations.

Our capital expenditures for 2013 were funded by our operating cash flow and the issuance of corporate bonds and the capital expenditures for 2014 and 2015 were funded by operating cash flow. The capital expenditures for 2016 are expected to be funded mainly by our operating cash flow. See “Item 3. Risk Factors” section for the risks associated with the inability of raising the requisite funding for our expansion programs. Please also see “Item 4. Information on The Company – Capacity Management and Technology Upgrade Plans” for discussion of our capacity management and capital expenditures.

Financing Activities

In 2015, net cash used by financing activities was NT$116,734 million (US$3,560 million), as compared to net cash used of NT$32,328 million in 2014. In 2015, cash used by financing activities was mainly for cash dividend payment.

In 2014, net cash used by financing activities was NT$32,328 million, as compared to net cash generated of NT$32,106 million in 2013. In 2014, cash used by financing activities was mainly for cash dividend payment NT$77,786 million, partially offset by an increase of short-term loans of NT$18,564 million and receipt of capacity guarantee deposit of NT$30,132 million.

In 2013, we had cash inflow of NT$130,845 million from issuance of corporate bonds, partially offset by cash dividend payment NT$77,773 million and a decrease of short-term loans of NT$19,636 million.

As of December 31, 2015, our short-term loans were NT$39,474 million (US$1,200 million, translated from an exchange rate of NT$32.90 to US$1.00). The short-term loans were denominated in U.S. dollars. As a substantial portion of our receivables was denominated in U.S. dollars, we use short-term loans denominated in U.S. dollars to naturally hedge the fluctuation of foreign exchanges rates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the hedging instruments used. Our aggregate long-term debt was NT$215,515 million (US$6,573 million), of which NT$23,518million (US$717 million) was classified as current. The long-term debt primarily included NT$215,475 million of long-term corporate bonds with fixed interest rates ranging from 0.95% to 2.10% and tenors ranging from 3 years to 10 years.

Cash Requirements

The following table sets forth the maturity of our long-term debt (bank loans and bonds) including relevant interest payments outstanding as of December 31, 2015:

Long-term debt
(in NT$ millions)
During 2016	26,504
During 2017	40,693
During 2018	63,791
During 2019	36,050
During 2020 and thereafter	58,323

The following table sets forth information on our material contractually obligated payments (including principals and interests) for the periods indicated as of December 31, 2015:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(in NT$ millions)
Short-Term Loans(1)	39,489	39,489	—	—	—
Long-Term Debt(2)	225,361	26,504	104,484	68,392	25,981
Operating Leases(3)	11,656	1,099	2,044	1,591	6,922
Other Obligations(4)	31,528	8,418	14,886	8,224	—
Capital Purchase or Other Purchase Obligations(5)	178,532	174,090	3,043	1,189	210
Total Contractual Cash Obligations	486,566	249,600	124,457	79,396	33,113

(1)	The maximum amount and average amount of short-term loans outstanding during the year ended December 31, 2015 were NT$39,474 million and NT$21,256 million, respectively. See note 18 to our consolidated financial statements for further information regarding interest rates and future repayment dates.
(2)	Includes corporate bonds payable and bank loans payable. See note 20 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.
(3)	Operating lease obligations are described in note 40 to our consolidated financial statements.
(4)	Other obligations represent payables for software and system design costs, our commitment of EUR110 million to ASML’s research and development programs in 2016 and 2017 and approximately US$838 million on refundable customer deposit. See “Item 4. Information on The Company — Commitments by Customers” for further information regarding deposit.
(5)	Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments are not recorded on our statement of financial position as of December 31, 2015, as we have not received related goods or taken title of the property.

During 2015, we entered into derivative financial instruments transactions to manage exposures related to foreign-currency denominated receivables or payables and price fluctuations of fixed income investments. As of December 31, 2015, we anticipated our cash requirements in 2016 for outstanding forward exchange agreements of approximately US$794 million with our expected cash receipts of approximately JPY15,449 million, NT$14,434 million and RMB1,464 million. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information regarding our derivative financial instruments transactions. See also note 5 to the consolidated financial statements for our accounting policy of derivative financial instruments, and note 8, note 11 and note 37 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.

Generally, we do not provide letters of credit to, or guarantees for any entity other than our consolidated subsidiaries.

Significant amount of capital is required to build, expand, and upgrade our production facilities and equipment. Our capital expenditures for 2016 are expected to be approximately US$9 billion to US$10 billion, which, depending on market conditions, may be adjusted later.

Taxation

The corporate income tax rate in R.O.C. is 17%. We are eligible for five-year tax holidays for income generated from construction and capacity expansions of production facilities according to regulations under the Statute for Upgrading Industries of the R.O.C. The exemption period may begin at any time within five years, as applicable, following the completion of a construction or expansion of production facilities. The Statute for Upgrading Industries expired at the end of 2009. However, under the Grandfather Clause, we can continue to enjoy five-year tax holidays if the relevant investment plans were approved by R.O.C. tax authority before the expiration of the Statute. Pursuant to the Grandfather Clause, we commenced the exemption period for part of Fab 12 (Phase IV) and part of Fab 14 (Phase III and IV) in 2011, part of Fab 12 (Phase IV) and part of Fab 14 (Phase III to VI) in 2014, and part of Fab 12 (Phase IV to V) and part of Fab 14 (Phase III to IV) in 2015. The aggregate tax benefits of such exemption periods in, 2013, 2014 and 2015 were NT$8,612 million, NT$20,416 million and NT$22,144 million (US$675 million), respectively.

Pursuant to regulations promulgated under the R.O.C. Statute for Industries Innovation, we are eligible for tax credit for specified percentages of research and development expenditures. The tax credit rate of research and development expenditures is 15% during the period from 2010 to 2019.

The alternative minimum tax (“AMT”) imposed under the R.O.C. AMT Act is a supplemental income tax which applies if the amount of regular income tax calculated pursuant to the R.O.C. Income Tax Act and relevant laws and regulations is below the amount of basic tax prescribed under the R.O.C. AMT Act. The taxable income for calculating AMT includes most income that is exempt from income tax under various legislations, such as tax holidays. However, the R.O.C. AMT Act grandfathered certain tax exemptions granted prior to the enactment of the R.O.C. AMT Act. The prevailing AMT rate for business entities is 12%.

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Inflation & Deflation

During 2015, neither inflation nor deflation had a material impact on our operations, or the business operations of our customers and suppliers.

However, in light of the uncertain global economic outlook and the fluctuating global oil price, we cannot assure that there will be no significant variations in the future, which may have a material impact on our results of operations. For example, the recent dramatic fall in crude oil prices and negative interest rate policy adopted by several key financial hubs such as Japan and the European Union have exacerbated global fluctuations in inflationary and deflationary expectations. In addition, any increase in energy taxes, electricity and water prices in Taiwan may negatively affect our operating margins, resulting in lower margins on our products and services.

Recent Accounting Pronouncements

Please refer to note 4 to the consolidated financial statements.

Climate Change Related Issues

The manufacturing, assembling and testing of our products require the use of chemicals and materials that are subject to environmental, climate related, health and safety laws and regulations issued worldwide as well as international accords such as the Kyoto Protocol. Climate change related laws or regulations currently are too indefinite for us to assess the impact on our future financial condition with any degree of reasonable certainty. For example, the “Greenhouse Gas Reduction and Management Act” became effective on July 1, 2015, and certain of its relevant regulations have been promulgated since then and we expect to see more of its relevant regulations be promulgated by the regulators in the future. Also, the R.O.C. legislative authority is reviewing, at all times, various environmental issues and is in the process of developing laws and regulations relating to environmental protection and climate related changes, including the potential imposition of certain “Energy Tax”. The impact of such laws and regulations is indeterminable at the moment. Please see detailed risk factors related to the impact of climate change regulations and international accords, and business trends on our operations in “Item 3. Key Information — Risk Factors — Risks Relating to Our Business”. Please also see our compliance record with Taiwan and international environmental and climate related laws and regulations in “Item 4. Information on The Company — Environmental Regulations”.

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

Pursuant to R.O.C. Securities and Exchange Law, effective from January 1, 2007, a public company is required to either establish an audit committee or to have supervisors. A public company’s audit committee should be composed of all of its independent directors but not less than three, of which at least one member should have accounting or related financial management expertise, and the relevant provisions under the R.O.C. Securities and Exchange Law, the R.O.C. Company Law and other laws applicable to the supervisors are also applicable to the audit committee. Pursuant to R.O.C. Securities and Exchange Law, effective from March 18, 2011, we are also required to establish a compensation committee which must be composed of qualified independent members as defined under local law. TSMC established its audit committee and compensation committee in 2002 and 2003, respectively (several years before being legally required to do so), which are now composed entirely of independent directors.

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

The following table sets forth the name of each director and executive officer, their positions, the year in which their term expires and the number of years they have been with us as of February 29, 2016. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Position with our company	Term Expires	Years with our company
Morris Chang	Chairman	2018	29
F.C. Tseng	Vice Chairman	2018	29
Johnsee Lee	Director (Representative of the National Development Fund)	2018	6
Stan Shih	Independent Director	2018	16
Sir Peter Leahy Bonfield	Independent Director	2018	14
Thomas J. Engibous	Independent Director	2018	7
Kok-Choo Chen	Independent Director	2018	5
Michael R. Splinter	Independent Director	2018	1
Mark Liu	President & Co-Chief Executive Officer	—	22
C.C. Wei	President & Co-Chief Executive Officer	—	18

Name	Position with our company	Term Expires	Years with our company
Stephen T. Tso	Senior Vice President & Chief Information Officer	—	19
Lora Ho	Senior Vice President, Chief Financial Officer & Spokesperson	—	17
Wei-Jen Lo	Senior Vice President, Research & Development	—	12
Rick Cassidy	Senior Vice President of TSMC & President of TSMC North America	—	19
M.C. Tzeng	Vice President, Operations/Affiliate Fabs	—	29
Jack Sun	Vice President, Research & Development & Chief Technology Officer	—	19
Y.P. Chin	Vice President, Operations/Product Development	—	29
N.S. Tsai	Vice President, Quality & Reliability	—	27
J.K. Lin	Vice President, Operations/Mainstream Fabs & Manufacturing Technology	—	29
J.K. Wang	Vice President, Operations/300mm Fabs	—	29
Irene Sun	Vice President, Corporate Planning Organization	—	12
Y.J. Mii	Vice President, Research & Development	—	22
Cliff Hou	Vice President, Research & Development	—	19
Been-Jon Woo	Vice President, Business Development	—	7
Sylvia Fang	Vice President & General Counsel, Legal	—	21
Connie Ma	Vice President, Human Resources	—	2
Y.L Wang(1)	Vice President, Research & Development	—	24

(1)	Dr. Y.L. Wang was promoted to Vice President, effective November 10, 2015.

Morris Chang is the Chairman. He has been the founding Chairman of our board of directors since our establishment and was our Chief Executive Officer from March 1998 to June 2005. He again served as our Chief Executive Officer since June 2009 before retiring as Chief Executive Officer on November 12, 2013. From 1985 to 1994, he was President and then Chairman of the board of directors of ITRI. Prior to that, Dr. Chang was President and Chief Operating Officer of General Instrument Corporation; Group Vice-President for Texas Instruments. He is also a member of National Academy of Engineering in the U.S., Life Member Emeritus of MIT Corporation in the U.S., fellow of the Computer History Museum in the U.S. and Laureate of ITRI. He holds a bachelor’s degree and a master’s degree in mechanical engineering from the Massachusetts Institute of Technology and a Ph.D. in electrical engineering from Stanford University and has been active in the international semiconductor industry for over 60 years.

F.C. Tseng is the Vice Chairman. He has been our Vice Chairman since July 2005. He was Deputy Chief Executive Officer from August 2001 to June 2005. He is also the Chairman of TSMC China Co., Ltd. and Global Unichip Corp., and the Vice Chairman of VIS. He also serves as an independent director, Chairman of Audit Committee and a member of Compensation Committee of Acer Inc. He formerly served as the President of VIS from 1996 to 1998 and our President from May 1998 to August 2001. Prior to his presidency at VIS, Dr. Tseng served as our Senior Vice President of Operations. He holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 44 years.

Johnsee Lee, the representative of the National Development Fund, is a director. He is the Chairman of Personal Genomics, Inc. He also serves as the Managing Director of Development Center for Biotechnology, the Honorary Chairman of Taiwan Bio Industry Organization and an independent director of Zhen Ding Technology Holding Ltd., Far Eastern New Century Corp., Everlight Electronics Co., Ltd. and San Fu Chemical Co., Ltd. He was the President of ITRI from 2003 to 2010 and has also served on many government and industrial boards and committees. Before returning to Taiwan, he held various technical and managerial positions at Argonne National Laboratory and Johnson Matthey Inc. in the U.S. from 1981 to 1990. He holds a Ph.D. in chemical engineering from the Illinois Institute of Technology, and a MBA from the University of Chicago. He is also a graduate of Harvard Business School’s Advanced Management Program.

Stan Shih is an independent director. He is the co-founder and Chairman Emeritus of the Acer Group. He served as the Chairman and Chief Executive Officer of the Acer Group from 1976 to 2004. He is currently the Director and Honorary Chairman of Acer Inc., and the Chairman of Stans Foundation and a director of Qisda Corp., Wistron Corp., Nan Shan Life Insurance Co., Ltd., Egis Technology Inc. and Digitimes Inc. Mr. Shih holds a bachelor’s degree, a master’s degree and an honorary Ph.D. in electrical engineering from National Chiao Tung University. He also holds an honorary doctoral degree in technology from the Hong Kong Polytechnic University, an honorary fellowship from the University of Wales and an honorary doctoral degree in international law from the Thunderbird, American Graduate School of International Management.

Sir Peter Leahy Bonfield is an independent director. Sir Peter Bonfield was the Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from January 1996 to January 2002. He was the Vice President of the British Quality Foundation from its creation in 1993 until 2012. He is currently the Chairman of the Board of Directors of NXP Semiconductor N.V. in the Netherlands and Global Logic Inc. in the U.S. He is also a director of Mentor Graphics Corporation Inc. in U.S. He is a member of the Longreach Group Advisory Board. He also serves as a board mentor of CMi and a senior advisor to Rothschild, Alix Partners and G3 Good Governance Group in London. He is a fellow of The Royal Academy of Engineering and the Chair of Council and Senior Pro-Chancellor at Loughborough University in UK. He holds an honors degree in engineering from Longhborough University.

Thomas J. Engibous is an independent director. He joined Texas Instruments (“TI”) in 1976 and served there until retirement in 2008. During his 32-year career at TI, his duties included Chairman from 2004 to 2008, Chairman, President and Chief Executive Officer from 1998 to 2004, President and Chief Executive Officer from 1996 to 1998 and Executive Vice President and President of the company’s Semiconductor Group from 1993 to 1996. Mr. Engibous currently serves as the Lead Director of J.C. Penney Company Inc. and Honorary Trustee of the Southwestern Medical Foundation. He is also a member of National Academy of Engineering and Texas Business Hall of Fame. He received the Woodrow Wilson Award in 2004. He holds a master’s degree in electrical engineering and an honorary doctorate in engineering from Purdue University.

Kok-Choo Chen is an independent director. She served as our Senior Vice President and General Counsel from 1997 to 2001. Currently, Ms. Chen is the Chairman of National Performing Arts Center and an advisor to the R.O.C. Executive Yuan. Ms. Chen has over 24 years of experience working in international law firms. She has also taught law at Soochow University, National Chengchi University and National Tsing-Hua University in Taiwan for over 28 years. In addition, Ms. Chen was the founder and Executive Director of Taipei Story House from 2003 to 2015. Ms. Chen is licensed to practice law in England, Singapore and California.

Michael R. Splinter is an independent director. Mr. Splinter served as Chief Executive Officer of Applied Materials from 2003 to 2012 and as Chairman of the Board of Directors since 2009 and retired in June 2015. Prior to that, he served at Intel Corp. as Executive Vice President of Sales and Marketing from 2001 to 2003, and Executive Vice President of Technology and Manufacturing group from 1996 to 2001. Mr. Splinter currently serves as Director of The NASDAQ OMX Group, Inc. and Pica8, Inc. He is also a General Partner of WISC Partners LP. Mr. Splinter obtained his Bachelor and Master Degree in Electrical Engineering from the University of Wisconsin Madison, and he was also bestowed an honorary Ph.D. in Engineering from the University of Wisconsin Madison in May 2015.

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

Y.J. Mii is our Vice President of Research & Development. He was promoted to Vice President of Research and Development in August 2011. Prior to that, he was our Senior Director of Platform I Division from 2006 to 2011. He joined us in 1994 and has been involved continuously in the development and manufacturing of advanced CMOS technologies in both Operations and Research & Development. He holds a Ph.D. in electrical engineering from the University of California, Los Angeles.

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

Y.L. Wang is our Vice President of Research & Development. He was promoted to Vice President in November 2015. Prior to that, he was our Senior Director of FAB 14B from January to November in 2015. He joined us in 1992 and held various positions in manufacturing functions. He holds a Ph.D. in electronics engineering from National Chiao Tung University.

There is no family relationship between or amongst any of our directors or executive officers.

Share Ownership

The following table sets forth certain information as of February 29, 2016 with respect to our common shares owned by our directors and executive officers.

Name of Shareholders(5)	Number of Common Shares Owned(4)	Percentage of Outstanding Common Shares(4)
Morris Chang, Chairman	125,137,914	0.48%
F.C. Tseng, Vice Chairman	34,472,675	0.13%
Johnsee Lee, Director(1)	1,653,709,980	6.38%
Stan Shih, Independent Director	1,480,286	0.01%
Sir Peter Leahy Bonfield, Independent Director	—	—
Thomas J. Engibous, Independent Director	—	—
Kok-Choo Chen, Independent Director	—	—
Michael R. Splinter, Independent Director(2)	—	—
Mark Liu, President and Co-Chief Executive Officer	12,977,114	0.05%
C.C. Wei, President and Co-Chief Executive Officer	7,179,207	0.03%
Stephen T. Tso, Senior Vice President & Chief Information Officer	13,217,064	0.05%
Lora Ho, Senior Vice President, Chief Financial Officer & Spokesperson	4,481,080	0.02%
Wei-Jen Lo, Senior Vice President	1,468,127	0.01%
Rick Cassidy, Senior Vice President of TSMC & President of TSMC North America	—	—
M.C. Tzeng, Vice President	7,592,595	0.03%
Jack Sun, Vice President & Chief Technology Officer	4,195,831	0.02%
Y.P. Chin, Vice President	7,150,122	0.03%
N.S. Tsai, Vice President	2,033,180	0.01%
J.K. Lin, Vice President	12,498,018	0.05%
J.K. Wang, Vice President	2,553,947	0.01%
Irene Sun, Vice President	420,709	0.00%
Y.J. Mii, Vice President	1,000,419	0.00%
Cliff Hou, Vice President	352,532	0.00%
Been-Jon Woo, Vice President	265,000	0.00%
Sylvia Fang, Vice President & General Counsel	700,285	0.00%
Connie Ma, Vice President	50,000	0.00%
Y.L Wang, Vice President(3)	218,535	0.00%

(1)	Represents shares held by the National Development Fund of the Executive Yuan.
(2)	Mr. Michael R. Splinter was elected as our independent director in our Annual Shareholders’ Meeting held on June 9, 2015.
(3)	Dr. Y.L. Wang was promoted to Vice President, effective November 10, 2015.
(4)	Except for the number of shares held by the National Development Fund of the Executive Yuan, the disclosed number of shares owned by the directors and executive officers does not include any common shares held in the form of ADS by such individuals as such individual ownership of ADSs has not been disclosed or otherwise made public. The disclosed number of share owned by the directors and executive officers also does not include shares owned by their related parties. Each of these individuals owned less than one percent of all common shares outstanding as of February 29, 2016.
(5)	None of our directors and executive officers owned any stock option as of February 29, 2016.

Compensation

The aggregate compensation paid and benefits in kind granted to our directors and executive officers in 2015, which included a cash bonus to the directors, was NT$1,894 million (US$58 million). According to our Articles of Incorporation, not more than 0.3 percent of our annual profits (defined under local law), after recovering any losses incurred in prior years, if any, may be distributed as compensation to our directors and at least one percent of our annual profits may be distributed as profit sharing bonuses to employees, including executive officers. Compensation to directors is always paid in cash, while bonuses to our executive officers may be granted in cash, stock, or stock options or the combination of all these three. Individual awards are based on each individual’s responsibility, contribution and performance. See note 38 to our consolidated financial statements. Under our Articles of Incorporation, directors who also serve as executive officers are not entitled to any director compensation.

Board Practices

General

For a discussion of the term of office of the board of directors, see “– Directors and Executive Officers – Management”. No benefits are payable to members of the Board upon termination of their relationship with us.

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

Currently, the Audit Committee consists of five members comprising all of our independent directors. The members of the Audit Committee are Sir Peter L. Bonfield, the Chairman of our Audit Committee, Mr. Stan Shih, Mr. Thomas J. Engibous, Ms. Kok-Choo Chen and Mr. Michael R. Splinter. In addition, Mr. Jan C. Lobbezoo was appointed to serve as a financial expert consultant to the Audit Committee from February 14, 2006 onwards. See “Item 16A. Audit Committee Financial Expert”. The Audit Committee is required to meet at least once every quarter. Our Audit Committee charter grants the Audit Committee the authority to conduct any investigation which it deems appropriate to fulfill its responsibilities. It has direct access to all our books, records, facilities, and personnel, as well as our registered public accountants. It has the authority to, among other things, appoint, terminate and approve all fees to be paid to our registered public accountants, subject to the approval of the board of directors as appropriate, and to oversee the work performed by the registered public accountants. The Audit Committee also has the authority to engage special legal, accounting, or other consultants it deems necessary in the performance of its duties. Beginning on January 1, 2007, the Audit Committee also assumed the responsibilities of supervisors pursuant to the R.O.C. Securities and Exchange Law.

The Audit Committee convened four regular meetings and one special meeting in 2015. In addition to these meetings, the Audit Committee members and consultant participated in five telephone conferences to discuss our Annual Report to be filed with the Taiwan and U.S. authorities and investor conference materials with management.

Compensation Committee

Our board of directors established a Compensation Committee in June 2003 to assist our board of directors in discharging its responsibilities related to our compensation and benefit policies, plans and programs, and the compensation of our directors of the Board and executives.

The members of the Compensation Committee are appointed by the Board as required by R.O.C. law. The Compensation Committee, by its charter, shall consist of no fewer than three independent directors of the Board. Currently, the Compensation Committee is comprised of all five independent directors. The members of the Compensation Committee are Mr. Stan Shih, the Chairman of our Compensation Committee, Sir Peter L. Bonfield, Mr. Thomas J. Engibous, Ms. Kok-Choo Chen and Mr. Michael R. Splinter.

The Compensation Committee convened four regular meetings in 2015.

Employees

The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2013	2014	2015
Managers	4,078	4,385	4,669
Professionals	17,205	18,552	19,645
Assistant Engineers/Clericals	3,236	3,530	3,789
Technicians	15,964	17,124	17,169

Total	40,483	43,591	45,272

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2013	2014	2015
Hsinchu Science Park, Taiwan	21,096	22,329	23,583
Southern Taiwan Science Park, Taiwan	10,772	12,577	12,415
Central Taiwan Science Park, Taiwan	4,721	4,480	4,003
Taoyuan County, Taiwan	—	—	996
China	2,407	2,669	2,707
North America	1,397	1,450	1,479
Europe	53	50	53
Japan	33	32	32
Korea	4	4	4

Total	40,483	43,591	45,272

As of December 31, 2015, our total employee population was 45,272 with an educational makeup of 4.4% Ph.Ds, 39.2% masters, 26.2% university bachelors, 12.2% college degrees and 18.0% others. Among this employee population, 53.7% were at a managerial or professional level. Continuous learning is the cornerstone of our employee development strategy. Individual development plans are tailor-made to individual development needs for each employee. Employee development is further supported and enforced by a comprehensive network of resources including on-the-job training, coaching, mentoring, job rotation, classroom training, e-learning and external learning opportunities.

Pursuant to our Articles of Incorporation, our employees participate in our profits sharing program by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our annual profits (defined under local law), after recovering any losses incurred in prior years, if any. Our practice in the past has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In 2014 and 2015, we distributed an employees’ cash bonus of NT$17,646 million (US$538 million) and an employees’ cash profit sharing bonus of NT$17,481 million (US$533 million) to our employees in relation to year 2014 earnings. In 2015 and 2016, we also distributed an employees’ cash bonus of NT$20,557 million (US$627 million) to our employees in relation to year 2015 profits. Employee cash profit sharing bonus of NT$20,557 million in relation to year 2015 profits will be distributed in July 2016 after the board of director’s approval.

As to employee relations, we value two-way communication and are committed to keeping our communication channels open and transparent between the management level and their subordinates. In addition, we are dedicated to providing diverse employee engagement programs, which support our goals in reinforcing close rapport with employees and maintaining harmonious labor relations.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information as of February 29, 2016, with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

Names of Shareholders	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares
National Development Fund(1)	1,653,709,980	6.38%
Capital World Investors(2)	1,360,900,419	5.25%
Directors and executive officers as a group(3)	239,444,640	0.92%

(1)	Excluded any common shares that may be owned by other funds controlled by the R.O.C. government.
(2)	According to the Schedule 13G of Capital World Investors filed with the Securities and Exchange Commission on February 12, 2016, Capital World Investors is deemed to be the beneficial owner of the number of common shares listed above as a result of Capital Research and Management Company acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. We do not have further information with respect to Capital World Investors’ ownership in us subsequent to its Schedule 13G filed on February 12, 2016.
(3)	Excluded ownership of the National Development Fund.

As of February 29, 2016 a total of 25,930,380,458 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through their custodians in the R.O.C. As of February 29, 2016, 5,363,175,253 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of February 29, 2016, 1,072,635,045 ADSs, representing 5,363,175,253 common shares, were held of record by Cede & Co. and 198 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

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

Related Party Transactions

Vanguard International Semiconductor Corporation (“VIS”)

In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated DRAM manufacturer. VIS commenced volume commercial production in 1995 and listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange) in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. On April 14, 2014 and June 12, 2015, we sold 82 million and 82 million common shares of VIS, respectively. Subsequent to the above sales, we owned approximately 28.3% of the equity interest in VIS. As of February 29, 2016, we owned approximately 28.3% of the equity interest in VIS.

On April 1, 2004, we entered into an agreement with VIS with an initial term of two years. During the term of this agreement, VIS is obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC is required to use its best commercial efforts to maintain utilization of such reserved capacity within a specified range of wafers per month. Pursuant to its terms, upon expiration of its initial two-year term, this agreement is to be automatically renewed for additional one year periods unless earlier terminated by the parties. This Agreement has been so renewed per its terms. We pay VIS at a fixed discount to the actual selling price as mutually agreed between the parties in respect of each purchase order. We also agreed to license VIS certain of our process technologies and transfer certain technical know-how and information. TSMC receives from VIS certain royalty payments for granting such licenses. We leased office from VIS based on the lease terms and prices determined in the mutual agreement. The rental expenses were paid to VIS monthly and classified under manufacturing expenses. In 2015, we had total purchases of NT$7,149 million (US$218 million) from VIS, representing 1.7% of our total cost of revenue.

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

We entered into a technology cooperation agreement with SSMC effective March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our metal oxide semiconductor (“MOS”) integrated circuits wafer volume production fabs. In return, we have agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2015, we had total purchases of NT$3,978 million (US$121 million) from SSMC, representing 0.9% of our total cost of revenue.

Global Unichip Corporation (“GUC”)

In January 2003, we acquired 52.0% equity interest in GUC, a System-on-Chip (SoC) design service company that provides large scale SoC implementation services. GUC has been listed on the Taiwan Stock Exchange since November 3, 2006. Since July 2011, we were no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, we no longer consolidated GUC and its subsidiaries in our financial statements. As of February 29, 2016, we owned approximately 34.8% of the equity interest in GUC.

In 2015, we had total sales of NT$4,147 million (US$126 million) to GUC, representing 0.5% of our total revenue.

Xintec, Inc. (“Xintec”)

In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Since June 2013, we no longer consolidated Xintec in our financial statements as the number of our appointed directors on Xintec’s board consisted less than a majority. On March 30, 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. On November 20, 2015, we obtained additional 10.2% beneficial equity interest in Xintec from OmniVision Technologies Inc. (“OVT”) when OVT was acquired by a Chinese consortium, and subsequently sold 5.1% of the equity interest in Xintec each on November 30, 2015 and April 11, 2016, respectively. Following the above transactions, we owned approximately 41.1% of the equity interest in Xintec.

In 2015, we leased machinery and equipment from Xintec based on the lease terms and prices determined in the mutual agreement. The related rental expenses were paid to Xintec quarterly and classified under manufacturing expenses. We incurred total manufacturing expenses of NT$2,318 million (US$71 million) from Xintec, representing 0.5% of our total cost of revenue.

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

In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents were invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC, dismissing all of Keranos’ claims against TSMC with prejudice. Keranos appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit, and in August 2015, the Federal Circuit remanded the case back to the Texas court for further proceedings. The outcome cannot be determined at this time.

In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment of noninfringement in favor of TSMC and TSMC North America. Ziptronix, Inc. can appeal the Court’s order. In August 2015, Tessera Technologies, Inc. announced it had acquired Ziptronix. The outcome cannot be determined at this time.

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

In March 2014, DSS Technology Management, Inc. (DSS) filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development, Inc., and several other companies infringe one U.S. patent. TSMC Development, Inc. has subsequently been dismissed. In May 2015, the Court entered a final judgment of noninfringement in favor of TSMC and TSMC North America. DSS appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit (Federal Circuit). In November 2015, the Patent Trial and Appeal Board (PTAB) determined after concluding an Inter Partes Review (IPR) that the patent claims asserted by DSS in the District Court litigation are unpatentable. DSS appealed the PTAB’s decision to the Federal Circuit in January, 2016. In March 2016, the District Court’s judgment of noninfringement was affirmed by the Federal Circuit. On April 4, 2016, the parties filed dismissal papers with the District Court and the Federal Circuit to end the litigation and the IPR proceeding.

Other than the matters described above, we were not involved in any other material litigation in 2015 and are not currently involved in any material litigation.

Dividends and Dividend Policy

The following table sets forth the dividends per share paid during each of the years indicated in respect of common shares outstanding on the record date eligible to the payment of those dividends. During 2013, 2014 and 2015, we paid cash dividends in the amounts of NT$77,773,307,004, NT$77,785,851,420 and NT$116,683,480,962 (US$3,558,508,111), respectively.

	Cash Dividends Per Share	Stock dividends Per 100 shares	Total shares issued as stock dividends	Outstanding common shares at year end
	NT$
2013	2.9995	—	—	25,928,617,140
2014	2.9999	—	—	25,929,662,436
2015	4.4999	—	—	25,930,380,458

Our dividend policy is set forth in our Articles of Incorporation. Except as otherwise specified in the Articles of Incorporation or under Taiwan law, we will not pay dividends or make other distributions to shareholders in respect of any year in which we have no earnings or retained earnings. The R.O.C. Company Law also requires that 10% of annual net income (less prior years’ losses and outstanding taxes) be set aside as legal reserve until the accumulated legal reserve equals our paid-in capital.

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per common share(2)			Closing price per ADS(2)
	High	Low	Average daily trading volume (in thousands of shares)	High	Low	Average daily trading volume (in thousands of ADSs)
	(NT$)	(NT$)		(US$)	(US$)
2011	68.11	56.29	50,131	11.86	9.74	14,704
2012	91.47	66.69	39,620	15.93	11.60	10,581
2013	106.49	89.48	34,841	18.64	14.93	10,372
2014	137.14	95.26	36,510	22.75	15.61	11,066
First Quarter	112.32	95.26	41,001	18.98	15.61	11,392
Second Quarter	119.91	110.90	31,400	20.57	18.60	10,151
Third Quarter	129.39	115.82	37,411	21.97	19.18	11,126
Fourth Quarter	137.14	116.79	36,626	22.75	18.85	11,595
2015	149.74	115.00	40,085	24.63	18.76	12,245
First Quarter	149.74	125.99	50,312	24.27	20.15	14,164
Second Quarter	147.80	134.23	38,537	24.63	21.96	12,658
Third Quarter	142.50	115.00	40,250	23.15	18.76	13,811
Fourth Quarter	145.00	132.00	32,724	23.55	20.76	8,444
October	140.00	132.00	35,097	22.51	20.76	11,209
November	144.50	135.00	34,775	23.55	21.89	7,641
December	145.00	138.00	28,686	23.31	22.18	6,407
2016
January	143.00	131.5	41,374	22.35	20.48	10,120
February	151.00	142.5	42,932	23.96	22.00	8,774
March	162.00	152.00	33,054	26.46	24.56	6,802
April (through April 8, 2016)	158.50	153.50	43,984	26.12	25.28	7,055

Source: Bloomberg

(1)	Trading in ADSs commenced on October 8, 1997 on the New York Stock Exchange. Each ADS represents the right to receive five common shares.
(2)	As adjusted for a “NT$2.9995 cash dividend per share in July 2011”, a “NT$2.9995 cash dividend per share in July 2012”, a “NT$2.9995 cash dividend per share in July 2013”, a “NT$2.9999 cash dividend per share in July 2014” and a “NT$4.4999 cash dividend per share in July 2015.

ITEM 10.	ADDITIONAL INFORMATION

Description of Common Shares

We are organized under the laws of the R.O.C. Set forth below is a description of our common shares, including summaries of the material provisions of our Articles of Incorporation, the R.O.C. Company Law, the R.O.C. Securities and Exchange Law and the regulations promulgated thereunder.

General

Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,930,380,458 and 25,930,380,458 common shares were issued and outstanding as of December 31, 2015 and February 29, 2016, respectively. No employee stock options are outstanding as of December 31, 2015.

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

Preemptive Rights and Issues of Additional Common Shares

Under the R.O.C. Company Law, when a public company, such as us, issues new shares of common stock for cash, 10% to 15% of the issue must be offered to its employees. The remaining new shares must be offered to existing shareholders in a preemptive rights offering, subject to a requirement under the R.O.C. Securities and Exchange Law that at least 10% of these issuances must be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, thereby limiting or waiving the preemptive rights of existing shareholders. The preemptive rights provisions do not apply to limited circumstances, such as:

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

Material Contracts

TSMC joined the Customer Co-Investment Program of ASML Holding N.V. (“ASML”) and entered into an investment agreement in August 2012. The agreement includes an investment of EUR838 million by TSMC Global Ltd. to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global Ltd. acquired the aforementioned equity on October 31, 2012. The lock-up period expired on May 1, 2015 and as of October 8, 2015, all ASML shares have been disposed. Both parties also signed a research and development funding agreement whereby TSMC shall provide EUR276 million to ASML’s research and development programs from 2013 to 2017.

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

The R.O.C. FSC announced on April 30, 2009 the Regulations Governing Mainland Chinese Investors’ Securities Investments (“P.R.C. Regulations”) and amended the same on October 6, 2010. According to the P.R.C. Regulations, a P.R.C. qualified domestic institutional investor (“QDII”) is allowed to invest in R.O.C. securities (including less than 10% shareholding of an R.O.C. company listed on Taiwan Stock Exchange or R.O.C. Over-the-Counter (Taipei Exchange). Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. For each QDII, the custodians of such QDIIs must apply with the Taiwan Stock Exchange for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the R.O.C. securities market with the amount approved by the Taiwan Stock Exchange. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment of certain other industries in a given company is restricted to a certain percentage pursuant to a list promulgated by the FSC and amended from time to time. P.R.C. investors other than QDII, however, are prohibited from making investments in an R.O.C. company listed on the Taiwan Stock Exchange or the R.O.C. Over-the-Counter (Taipei Exchange), unless with approval from the Investment Commission of the R.O.C. Ministry of Economic Affairs for its investment of 10% or more (or other percentage applicable to certain restricted industries) of the equity interest of such R.O.C. company.

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

Depositary Receipts

In April 1992, the R.O.C. FSC enacted regulations permitting R.O.C. companies with securities listed on the Taiwan Stock Exchange, with the prior approval of the R.O.C. FSC, to sponsor the issuance and sale to foreign investors of depositary receipts. Depositary receipts represent deposited shares of R.O.C. companies. In December 1994, the R.O.C. FSC allowed companies whose shares are traded on the R.O.C. Over-the-Counter (Taipei Exchange) or listed on the Taiwan Stock Exchange, upon approval of the R.O.C. FSC, to sponsor the issuance and sale of depositary receipts.

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

Under current R.O.C. law, a non-R.O.C. holder of ADSs who withdraws and holds the underlying shares must register with the Taiwan Stock Exchange and appoint an eligible local agent to:

•	open a securities trading account with a local securities brokerage firm;

•	open an NT dollars bank account;

•	pay taxes;

•	remit funds; and

•	exercise rights on securities and perform other matters as may be designated by the holder.

Under existing R.O.C. laws and regulations, without this account, holders of ADSs that withdraw and hold the common shares represented by the ADSs would not be able to hold or subsequently transfer the common shares, whether on the Taiwan Stock Exchange or otherwise. In addition, a withdrawing non-R.O.C. holder must appoint a local custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting of information.

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

Dividends. Dividends declared by us out of our retained earnings and distributed to the holders are subject to R.O.C. withholding tax, currently at the rate of 20%, on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends unless a lower withholding rate is provided under a tax treaty between the R.O.C and the jurisdiction where the holders are residents. However, a 10% R.O.C. retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit of up to 5% of the gross amount of any dividends declared out of those earnings that would reduce the withholding tax imposed on those distributions.

Distribution of common shares or cash out of our capital reserves is not subject to R.O.C. withholding tax, except under limited circumstances.

Capital Gains. Starting from January 1, 2016, capital gains realized from the sale or disposal of the common shares are exempt from R.O.C. income tax under Article 4-1 of the R.O.C. Income Tax Act.

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

United States Federal Income Taxation

This section discusses the material United States federal income tax consequences to U.S. holders (as defined below) of owning and disposing of our common shares or ADSs. It applies to you only if you hold your common shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

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

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the common shares or ADSs, the United States tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of the common shares or ADSs that is a partnership and partners in such a partnership should consult their own tax advisors concerning the United States federal income tax consequences of purchasing, owning and disposing of common shares or ADSs.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed under existing law at a maximum rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Medicare Tax

A United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of common shares or ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the common shares or ADSs.

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

If you own common shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your common shares or ADSs at the end of the taxable year over your tax basis in your common shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the tax basis of your common shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your tax basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your common shares or ADSs will be taxed as ordinary income.

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

In addition, notwithstanding any election you make with regard to the common shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your common shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 20% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income as well as the special rules provided with respect to excess distributions, if applicable, as described above.

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

Information reporting and backup withholding

U.S. holders generally are subject to information reporting requirements with respect to dividends paid on shares or ADSs and on the proceeds from the sale, exchange or disposition of shares or ADSs unless the holder is a corporation or otherwise establishes a basis for exemption. In addition, U.S. holders are subject to back-up withholding (currently at a rate of 28%) on dividends paid on shares or ADSs, and on the sale, exchange or other disposition of shares or ADSs, unless each such U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Non-U.S. holders generally are not subject to information reporting or backup withholding with respect to dividends, or the proceeds from the sale, exchange or other disposition of shares or ADSs, provided that each such non-U.S. holder certifies as to its foreign status on the applicable duly executed IRS Form W-8 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s or non-U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

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

We are exposed to financial market risks, primarily changes in currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign Currency Risk: Substantial portions of our revenues and expenses are denominated in currencies other than NT dollar. As a result, as of December 31, 2015, the majority of our receivables and payables were denominated in currencies other than NT dollar, primarily in U.S. dollar, Euro, Japanese Yen and Chinese Yuan. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize foreign currency denominated debts and offsetting derivatives, including currency forward contracts and cross currency swaps, to hedge our currency exposure. These hedging transactions help to reduce partially, but do not eliminate, the impact of foreign currency exchange rate movements. Based on a sensitivity analysis performed on our financial position as of December 31, 2015, a hypothetical, unfavorable 10% movement in the levels of foreign currency exchange rates relative to the NT dollar, after taking into account hedging and offsetting positions, would have increased our net unrealized losses by NT$902 million (US$28 million).

The table below presents our outstanding foreign currency derivative transactions as of December 31, 2015. These contracts all had a maturity date of not more than 12 months. For further information, please refer to note 37 to the consolidated financial statements.

Forward Exchange Agreements	As of December 31, 2015 Expected Maturity Dates
(in millions)	2016	2017	2018	2019	2020 and thereafter	Total	Aggregate Fair Value(1)
(Sell US$/Buy JPY) Contract amount	US$128.4					US$128.4	NT$(1.6)
Average contractual exchange rate (against Japanese Yen)	120.31					120.31
(Sell US$/Buy RMB) Contract amount	US$226					US$226	NT$(25.7)
Average contractual exchange rate (against RMB)	6.48					6.48
(Sell US$/Buy NT$) Contract amount	US$440					US$440	NT$(39.3)
Average contractual exchange rate (against NT$ dollars)	32.80					32.80

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts had been terminated at the end of the reporting period.

See “Item 3. Key Information — Exchange Rates” for a summary of the movements between the NT dollar and the U.S. dollar during recent years.

Interest Rate Risks: We are exposed to interest rate risks related to our debt issuances and investment portfolio. Our interest income and expenses are most sensitive to fluctuations in R.O.C. and U.S. interest rates. Changes in R.O.C. and U.S. interest rates affect the interest earned on our cash, cash equivalent and marketable securities and the fair value of those securities as well as interest paid on and the fair value of our debt.

The table below presents annual principal amounts due and related weighted average forward interest rates by year of maturity for our debt obligations outstanding as of December 31, 2015.

	As of December 31, 2015 Expected Maturity Dates
	2016	2017	2018	2019	2020 and thereafter	Total	Aggregate Fair Value(1)
Long-term debt (in millions)
NT$ denominated debt
Variable rate	NT$8	NT$10	NT$10	NT$10	NT$2	NT$40	NT$40
Average interest rate	3.43%	3.40%	3.40%	3.40%	3.40%	3.40%(2)
Fixed rate	NT$12,000	NT$38,100	NT$24,300	NT$34,900	NT$56,900	NT$166,200	NT$167,710
Average interest rate	1.39%	1.30%	1.35%	1.45%	1.56%	1.43%
US$ denominated debt
Fixed rate	US$350		US$1,150			US$1,500	US$1,475
Average interest rate	0.95%		1.63%			1.47%

(1)	Represents the then quoted market price.
(2)	Weighted average implied forward interest rates

Our investment policy is to achieve a return that will allow us to preserve capital and maintain liquidity requirements. We use a combination of internal and external management to execute our investment strategy. We typically invest in highly-rated securities, and limit the amount of credit exposure to any one issuer. The policy requires investments generally to be investment grade, with the primary objective of minimizing the potential risk of principal loss. Our investments in both fixed rate and floating rate interest earning securities carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall.

As of December 31, 2015, we had outstanding floating- and fixed-rate securities with varying maturities for an aggregate carrying amount of $29,005 million (US$885 million), of which, NT$12,928 million (US$394 million) were classified as available-for-sales and NT$16,077 million (US$490 million) were classified as held-to-maturity. Based on a sensitivity analysis performed on our financial position as of December 31, 2015, a hypothetical 100 basis points (1.00%) increase in interest rates would have resulted in a decrease in the fair market value of our available-for-sale fixed income securities of approximately NT$272 million (US$8 million). For more information, please refer to note 37 to the consolidated financial statements.

We have entered, and may enter in the future, into interest rate futures to partially hedge interest rate risk on our fixed-income investments. The table below presents our outstanding interest rate futures transactions as of December 31, 2015. For further information, please refer to note 11 to the consolidated financial statements.

Interest Rate Futures	As of December 31, 2015 Expected Maturity Dates
(in millions)	2016	2017	2018	2019	2020 and thereafter	Total	Aggregate Fair Value(1)
Contract notional amount	US$13.8					US$13.8	NT$1.7
Range of contract price	109~119					109~119

(1)	Fair value represents the amount of gains or losses if the contracts had been sold at the end of the reporting period.

Other Market Risk: As of December 31, 2015, we had available-for-sale equity investments in the amount of NT$1,371 million (US$42 million). We also had investments in private equity securities mostly through a number of investment funds with a carrying value of NT$3,991 million (US$122 million). The carrying value of these investments is subject to fluctuations and their fair market value may be significantly different from the carrying value. We experienced declines in the value of certain publicly traded securities and privately held investments and recorded impairment losses of NT$1,540 million, NT$211 million and NT$155 million (US$5 million), respectively, in 2013, 2014 and 2015. For further information, please refer to note 9 to the consolidated financial statements.

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

Depositary Payment

In 2015, we received reimbursement of proxy related expenses (printing, postage and distribution) of US$98,026 from Citibank, N.A., the Depositary Bank for our ADR program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Pursuant to Rule 13(a)-15(b) of the Securities Exchange Act of 1934, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Co-Chief Executive Officers and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2015.

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

As of the end of 2015, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2015 is effective.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our company’s internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included at the end of this Item 15.

Changes in Internal Control over Financial Reporting. During 2015, there was no material change to our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taiwan Semiconductor Manufacturing Company Limited

We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated April 11, 2016 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 11, 2016

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

We have adopted a “Ethics and Business Conduct Policy” for employees, officers and directors, which also applies to our Chief Executive Officer, Chief Financial Officer, Controller, and any other persons performing similar functions.

We will provide to any person without charge, upon request, a copy of our “Ethics and Business Conduct Policy”. Any request should be made per email to our Investor Relations Division at invest@tsmc.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid for services provided by Deloitte & Touche and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2014 and 2015.

	2014	2015
	NT$	NT$
	(In thousands)
Audit Fees	65,065	60,363
Audit-Related Fees	180	90
All Other Fees	—	2,076

Total	65,245	62,529

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

All Other Fees. This category consists of human resources related knowledge database and benchmark platform, along with accounting research tool.

We have not established any pre-approval policies and procedures, and, accordingly, all non-audit services need to be pre-approved by the Audit Committee on a case-by-case basis. The Audit Committee agreed to delegate to the Chairman of the Audit Committee authority to pre-approve non-material unanticipated non-audit services and to report any such actions to the Audit Committee for ratification at its next scheduled meeting. All audit and non-audit services performed by Deloitte & Touche in 2014 and 2015 were pre-approved by the Audit Committee.

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

Item 16G as well as NYSE Section 303A.11 requires that foreign private issuers disclose any significant ways in which their corporate governance practices differ from US companies under NYSE listing standards. This requirement is not intended to suggest that one country’s corporate governance practices are better or more effective than another. A NYSE-listed foreign private issuer is required to provide to its US investors, a brief, general summary of the significant differences, either: (a) on the company website in English, or (b) in its annual report distributed to its US investors. To comply with NYSE Section 303A.11, TSMC has prepared the comparison in the table below.

The most relevant differences between TSMC corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US Companies under Listed Company Manual Section 303A	TSMC Corporate Practices
NYSE Section 303A.01 requires a NYSE-listed company to have a majority of independent directors on its board of directors.	Taiwan law does not require a board of directors of publicly traded companies to consist of a majority of independent directors. Taiwan law requires public companies meeting certain criteria to have at least two independent directors but no less than one fifth of the total number of directors on its board of directors. In addition, Taiwan law requires public companies to disclose information pertaining to their directors, including their independence status. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for information on the total number of TSMC directors and directors who would be considered independent under NYSE Section 303A.02 and Taiwan law.

NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the listed company either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company).	Taiwan law establishes comparable standards to evaluate director independence. For further information, please consult TSMC’s Taiwan Annual Report for the relevant year.

NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	Taiwan law does not contain such a requirement. Except for meetings of sub-committees of the board of directors and those held by managing directors, Taiwan law does not allow separate board meetings of part but not all of the board of directors.

NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.	Taiwan law does not contain such a requirement. Taiwan law requires directors to be nominated (if nomination is provided in its articles of incorporation) either by the shareholders or by the entire board of directors.

NYSE Section 303A.05(a) requires listed companies to have a compensation committee comprised entirely of independent directors.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its compensation committee since 2003, which has met the requirements under the Taiwan law. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition and functions of its compensation committee.

NYSE Section 303A.05(b) requires a compensation committee’s charter to establish certain minimum responsibilities and to provide for an annual evaluation of the committee’s performance.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its compensation committee since 2003, which has met the requirements under the Taiwan law, and TSMC’s compensation committee charter contains the same responsibilities as those provided under NYSE Section 303A.05(b)(i) and mandates the committee to review the adequacy of its charter annually.

NYSE Section 303A.06 requires listed companies to have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the Exchange Act). Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005.	As a pioneer in this area, TSMC voluntarily established its audit committee before the promulgation of related Taiwan law. Our audit committee fully complies with both local law requirements and corporate governance standards. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.

NYSE Section 303A.07(a) requires an audit committee to consist of at least three board members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee of which at least one shall have accounting or financial expertise. Please see TSMC’s annual report for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.

NYSE Section 303A.07(a) requires that if an audit committee member is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of that company shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report on Form 10-K filed with the SEC.	Taiwan law does not contain such requirement. Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee. Taiwan law forbids an independent director from serving as an independent director on a total of more than four Taiwan public companies.

NYSE Section 303A.07(a) All members of the audit committee are required to be independent.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee.

NYSE Section 303A.07(b) requires an audit committee to have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Rule 10A-3(b)(2), (3), (4) & (5) of the Exchange Act.	Taiwan law requires comparable standards. TSMC currently has a written audit committee charter containing the same duties and responsibilities as those provided under Section 10A-3(b)(1) of the Exchange Act.

NYSE Section 303A.07(b)(iii)(B) and (C) establishes audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (ii) to discuss the company’s press releases relating to its earnings as well as the financial information and guidelines relating to its earnings that are supplied to analysts and rating agencies.	TSMC’s written audit committee charter establishes the same audit committee objectives.

NYSE Section 303A.07(b)(iii)(G) requires an audit committee to establish clear policies for hiring external auditor’s employees.	Taiwan law does not contain such requirement.

NYSE Section 303A.07(c) requires each company to have an internal audit function that provides to the management and to the audit committee ongoing assessments on the company’s risk management processes and internal control system.	Taiwan law requires public companies to establish an internal audit department. Internal auditors are subject to strict qualification standards under Taiwan law, which require the board of directors to approve the head of a company’s internal audit department. TSMC’s internal audit department has substantially the same responsibilities as provided under NYSE Section 303A.07(d).

NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Taiwan law imposes a similar requirement. TSMC currently has in place an equity based compensation plan. TSMC’s employee stock option plans (“ESOPs”) are required to be approved by the board of directors. Shareholders’ approval is not required if the number of options granted under the relevant ESOP does not exceed the reservation made in TSMC’s Articles of Incorporation and if the exercise price is not below the price as determined by relevant regulations. Otherwise, any change to such reservation in the Articles requires shareholders’ approval.

NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the compensation committee.)	Under Taiwan law, if a listed company has adopted corporate governance guidelines, it must inform investors how to access such guidelines.

NYSE Section 303A.09 requires the board of directors to make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon.	Taiwan law does not contain such requirement.

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain.	Taiwan law does not contain such requirement. But, because of sound corporate governance principles, TSMC has adopted a “Policy of Ethics and Business Conduct”, which complies with the Sarbanes-Oxley Act’s requirements concerning financial officers and CEO accountability.

NYSE Section 303A.12(a) requires the CEO, on a yearly basis, to certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance.	Taiwan law does not contain such a requirement. But, in order to comply with relevant SEC regulations, each of TSMC’s Co-CEOs is required to certify in TSMC’s 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of TSMC.

NYSE Section 303A.12(b) requires the CEO to notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.	Taiwan law does not contain such requirement. But, in order to be consistent with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC’s Co-CEOs comply with the notice provision as set forth under NYSE Section 303A.12(b).

NYSE Section 303A.12(c) requires each listed company to submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation each time a specified change occurs in the board or any of the committees subject to Section 303A.	Taiwan law does not contain such requirement. But, in order to comply with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC complies with NYSE Section 303A.12(c).

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Refer to the consolidated financial statements on page F-1.

ITEM 19.	EXHIBITS

(a)	See page F-1 for an index of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

	1.1(11)	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on June 12, 2012.

	2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

	3.1(11)	Rules for Election of Directors, as amended and restated on June 12, 2012.

	3.2(11)	Rules and Procedures of Board of Directors Meetings, as amended and restated on November 13, 2012.

	3.3(3)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002.

	4.1(2)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 1997 to July 31, 2017) (in Chinese with English summary).

	4.2(3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 1, 1998 to April 30, 2018) (in Chinese with English summary).

	4.3(4)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective November 1, 1999 to October 31, 2019) (in Chinese with English summary).

	4.4(12)	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective December 4, 2009 to December 31, 2028) (English summary).

	4.5	Land Lease with Hsinchu Science Park Administration relating to the Fab 3 and F12 (Phase III) (effective July 1, 2015 to December 31, 2034) (in Chinese with English summary).

	4.6(2)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective June 14, 2001 to March 14, 2017) (in Chinese with English summary).

	4.7(3)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) and Corporate Headquarters (effective December 1, 1999 to November 30, 2019) (in Chinese with English summary).

	4.9(7)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd.

	4.10(12)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2008 to December 31, 2027) (English summary).

	4.11(12)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 (effective May 16, 2013 to December 31, 2032) (English summary).

	4.12(8)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 and Corporate Headquarters (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

	4.13(11)	Land Lease with Central Science Industrial Park Administration relating to fabs located in Taichung Science Park (effective September 1, 2009 to September 1, 2029) (English summary).

4.14(12)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective May 14, 2005 to December 31, 2024) (English summary).

4.15(12)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective April 15, 2006 to December 31, 2024) (English summary).

4.16(12)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 1, 2009 to November 30, 2029) (English summary).

4.17(12)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 15, 2006 to December 31, 2024) (English summary).

4.18(12)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective October 1, 2011 to September 30, 2030) (English summary).

4.19(12)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2012 to July 31, 2032) (English summary).

4.20(13)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective January 22, 2014 to July 31, 2032) (in Chinese with English summary).

4.21(12)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective February 1, 2012 to January 31, 2032) (English summary).

4.22(12)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase IV and Phase V) (effective November 10, 2007 to December 31, 2026) (English summary).

4.23(12)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase VI) (effective August 20, 2010 to December 31, 2028) (English summary).

4.24(12)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase VII) (effective March 17, 2011 to December 31, 2027) (English summary).

4.25(12)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2010 to December 31,2029) (English summary)

4.26(12)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase IV and Phase VI bridge ) (effective July 21, 2008 to December 31, 2027) (English summary).

4.27(12)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective June 14, 2001 to May 14, 2019) (English summary).

4.28(13)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (effective December 1, 2014 to December 31, 2033) (English summary).

4.29(13)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective March 1, 2014 to February 28, 2034) (English summary).

4.30(13)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2014 to July 31, 2034) (English summary).

4.31	Land Lease with Hsinchu Science Park Administration relating to BP03 located in Longtan Science Park (effective April 15, 2015 to December 31, 2034) (English summary).

4.32	Land Lease with Southern Taiwan Science Park Administration relating to the fabs (BP2B and F6 bridge ) located in Southern Taiwan Science Park (effective March 16, 2015 to March 15, 2035) (English summary).

4.33	Land Lease with Central Science Industrial Park Administration relating to F15B located in Taichung Science Park (effective March 25, 2015 to December 31, 2034) (English summary).

4.34	Land Lease with Central Science Industrial Park Administration relating to Fabs located in Taichung Science Park (effective December 14, 2015 to July 26, 2031) (English summary).

12.1	Certification of Co-Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Co-Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.3	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Co-Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Co-Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.3	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

99.1	Consent of Deloitte & Touche.

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2004, filed by TSMC on May 16, 2005.
(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.
(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.
(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2002, filed by TSMC on June 23, 2003.
(5)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on October 20, 2003.
(6)	Previously filed in TSMC’s registration statement on Form S-8, filed by TSMC on January 6, 2005.
(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.
(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.
(9)	Previously filed in TSMC’s registration statement on Form F-1, filed by TSMC on September 15, 1997.
(10)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed by TSMC on April 17, 2009.
(11)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed by TSMC on April 2, 2013.
(12)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2013, filed by TSMC on April 14, 2014.
(13)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2014, filed by TSMC on April 13, 2015.
+	Contains portions for which confidential treatment has been requested.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.

Date: April 11, 2016

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Lora Ho
Name:	Lora Ho
Title:	Senior Vice President, Chief Financial Officer & Spokesperson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying consolidated statements of financial position of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2014 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015 (all expressed in New Taiwan dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche

Taipei, Taiwan

The Republic of China

April 11, 2016

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2014	December 31, 2015
ASSETS		NT$	NT$	US$
				(Note 3)

CURRENT ASSETS
Cash and cash equivalents	7	$358,449.0	$562,688.9	$17,160.4
Financial assets at fair value through profit or loss	8	192.0	6.0	0.2
Available-for-sale financial assets	9	73,797.5	14,299.4	436.1
Held-to-maturity financial assets	10	4,485.6	9,166.5	279.5
Hedging derivative financial assets	11	-	1.7	-
Notes and accounts receivable, net	12	114,734.7	85,059.7	2,594.1
Receivables from related parties	38	313.0	505.7	15.4
Other receivables from related parties	38	178.6	125.0	3.8
Inventories	6, 13	66,338.0	67,052.3	2,044.9
Noncurrent assets held for sale	34	944.2	-	-
Other financial assets	39	3,476.9	4,305.4	131.3
Other current assets	17	3,656.1	3,533.4	107.8

Total current assets		626,565.6	746,744.0	22,773.5

NONCURRENT ASSETS
Available-for-sale financial assets	9, 37	1,800.5	3,990.9	121.7
Held-to-maturity financial assets	10	-	6,910.9	210.8
Investments accounted for using equity method	6, 14	28,059.7	23,971.0	731.0
Property, plant and equipment	6, 15	818,198.8	853,470.3	26,028.4
Intangible assets	6, 16, 33	13,531.5	14,065.9	429.0
Deferred income tax assets	6, 30	5,138.8	6,385.0	194.7
Refundable deposits		356.1	430.8	13.1
Other noncurrent assets	17	1,202.0	1,428.6	43.6

Total noncurrent assets		868,287.4	910,653.4	27,772.3

TOTAL		$1,494,853.0	$1,657,397.4	$50,545.8

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2014	December 31, 2015
LIABILITIES AND EQUITY		NT$	NT$	US$
				(Note 3)

CURRENT LIABILITIES
Short-term loans	18	$36,158.5	$39,474.0	$1,203.8
Financial liabilities at fair value through profit or loss	8	486.2	72.6	2.2
Hedging derivative financial liabilities	11	16,364.3	-	-
Accounts payable		21,878.9	18,575.3	566.5
Payables to related parties	38	1,491.5	1,150.0	35.1
Salary and bonus payable		10,573.9	11,702.0	356.9
Accrued profit sharing bonus to employees and compensation to directors and supervisors	23, 32	18,052.8	20,958.9	639.2
Payables to contractors and equipment suppliers		26,980.4	26,012.2	793.3
Income tax payable	6, 30	52,388.1	60,444.7	1,843.4
Provisions	6, 19	10,445.5	10,163.5	310.0
Liabilities directly associated with noncurrent assets held for sale	34	219.1	-	-
Long-term liabilities - current portion	20	-	23,517.6	717.2
Accrued expenses and other current liabilities	22	29,746.0	27,701.3	844.8

Total current liabilities		224,785.2	239,772.1	7,312.4

NONCURRENT LIABILITIES
Bonds payable	20	213,673.8	191,965.1	5,854.4
Long-term bank loans		40.0	32.5	1.0
Deferred income tax liabilities	6, 30	199.7	31.3	0.9
Obligations under finance leases		802.1	-	-
Net defined benefit liability	6, 21	6,567.8	7,448.0	227.1
Guarantee deposits	22	25,538.5	21,564.8	657.7
Others	19	885.2	1,613.5	49.2

Total noncurrent liabilities		247,707.1	222,655.2	6,790.3

Total liabilities		472,492.3	462,427.3	14,102.7

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock	23	259,296.6	259,303.8	7,908.0

Capital surplus	23	55,963.4	56,300.2	1,717.0

Retained earnings	23
Appropriated as legal capital reserve		151,250.7	177,640.6	5,417.5
Unappropriated earnings		529,973.5	688,989.0	21,012.2

		681,224.2	866,629.6	26,429.7

Others	23	25,749.3	11,774.1	359.1

Equity attributable to shareholders of the parent		1,022,233.5	1,194,007.7	36,413.8

NONCONTROLLING INTERESTS	23	127.2	962.4	29.3

Total equity		1,022,360.7	1,194,970.1	36,443.1

TOTAL		$1,494,853.0	$1,657,397.4	$50,545.8

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2013	2014	2015
		NT$	NT$	NT$	US$
					(Note 3)

NET REVENUE	6, 25, 38, 43	$597,024.2	$762,806.5	$843,497.4	$25,724.2

COST OF REVENUE	6, 13, 32, 38	315,642.5	385,113.0	433,117.6	13,208.8

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		281,381.7	377,693.5	410,379.8	12,515.4

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		(20.9)	28.5	15.1	0.5

GROSS PROFIT		281,360.8	377,722.0	410,394.9	12,515.9

OPERATING EXPENSES	6, 32, 38
Research and development		47,952.0	56,828.8	65,544.6	1,998.9
General and administrative		18,881.8	18,933.4	17,257.2	526.3
Marketing		4,505.2	5,087.4	5,664.7	172.8

Total operating expenses		71,339.0	80,849.6	88,466.5	2,698.0

OTHER OPERATING INCOME AND EXPENSES, NET	15, 16, 26, 32	47.1	(1,002.1)	(1,880.6)	(57.4)

INCOME FROM OPERATIONS	43	210,068.9	295,870.3	320,047.8	9,760.5

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture	14, 43	3,806.8	3,919.8	4,196.4	128.0
Other income	27	2,342.1	3,380.4	4,750.8	144.9
Foreign exchange gain, net		285.5	2,111.3	2,481.4	75.6
Finance costs	28	(2,646.8)	(3,236.3)	(3,190.3)	(97.3)
Other gains and losses	29	2,105.0	28.0	22,191.5	676.8

Total non-operating income and expenses		5,892.6	6,203.2	30,429.8	928.0

INCOME BEFORE INCOME TAX		215,961.5	302,073.5	350,477.6	10,688.5

INCOME TAX EXPENSE	6, 30, 43	32,111.8	47,889.9	47,644.7	1,453.0

NET INCOME		183,849.7	254,183.6	302,832.9	9,235.5

OTHER COMPREHENSIVE INCOME (LOSS)	23, 30
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation		(653.7)	258.5	(827.7)	(25.2)
Share of other comprehensive loss of associates and joint venture		-	(15.7)	(2.5)	(0.1)
Income tax benefit (expense) related to items that will not be reclassified subsequently		77.7	(31.9)	99.3	3.0

		(576.0)	210.9	(730.9)	(22.3)

Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		3,668.5	11,771.1	6,604.7	201.4
Changes in fair value of available-for-sale financial assets		13,290.4	(36.6)	(20,489.0)	(624.8)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2013	2014	2015
		NT$	NT$	NT$	US$
					(Note 3)

Share of other comprehensive loss of associates and joint venture		$(60.3)	$(135.3)	$(83.0)	$(2.5)
Income tax benefit (expense) related to items that may be reclassified subsequently		36.5	(5.1)	(16.0)	(0.5)

		16,935.1	11,594.1	(13,983.3)	(426.4)

Other comprehensive income (loss) for the year, net of income tax		16,359.1	11,805.0	(14,714.2)	(448.7)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		$200,208.8	$265,988.6	$288,118.7	$8,786.8

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$183,977.6	$254,301.4	$302,850.9	$9,236.1
Noncontrolling interests		(127.9)	(117.8)	(18.0)	(0.6)

		$183,849.7	$254,183.6	$302,832.9	$9,235.5

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$200,343.4	$266,090.6	$288,144.8	$8,787.6
Noncontrolling interests		(134.6)	(102.0)	(26.1)	(0.8)

		$200,208.8	$265,988.6	$288,118.7	$8,786.8

		2013	2014	2015
		Income Attributable to	Income Attributable to	Income Attributable to Shareholders of the Parent
		Shareholders of the Parent	Shareholders of the Parent
		NT$	NT$	NT$	US$
					(Note 3)
EARNINGS PER SHARE	31
Basic earnings per share		$7.10	$9.81	$11.68	$0.36

Diluted earnings per share		$7.10	$9.81	$11.68	$0.36

EARNINGS PER EQUIVALENT ADS
Basic earnings per share		$35.48	$49.04	$58.40	$1.78

Diluted earnings per share		$35.48	$49.04	$58.40	$1.78

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
								Foreign	Unrealized
	Capital Stock - Common Stock			Retained Earnings					Gain/Loss from Available-	Cash
	Shares			Legal	Special	Un- appropriated		Currency Translation	for-sale	Flow			Non- controlling	Total
	(In		Capital	Capital	Capital				Financial	Hedges
	Millions)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Reserve	Assets	Reserve	Total	Total	Interests	Equity
BALANCE, JANUARY 1, 2013	25,924.4	$259,244.4	$55,675.3	$115,820.1	$7,606.3	$275,485.5	$398,911.9	$(10,753.8)	$7,973.3	$-	$(2,780.5)	$711,051.1	$2,543.2	$713,594.3

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	16,615.9	-	(16,615.9)	-	-	-	-	-	-	-	-
Reversal of special capital reserve	-	-	-	-	(4,820.5)	4,820.5	-	-	-	-	-	-	-	-
Cash dividends to shareholders - NT$3.0 per share	-	-	-	-	-	(77,773.3)	(77,773.3)	-	-	-	-	(77,773.3)	-	(77,773.3)

Total	-	-	-	16,615.9	(4,820.5)	(89,568.7)	(77,773.3)	-	-	-	-	(77,773.3)	-	(77,773.3)

Net income in 2013	-	-	-	-	-	183,977.6	183,977.6	-	-	-	-	183,977.6	(127.9)	183,849.7
Other comprehensive income in 2013, net of income tax	-	-	-	-	-	(585.0)	(585.0)	3,613.4	13,337.5	(0.1)	16,950.8	16,365.8	(6.7)	16,359.1

Total comprehensive income in 2013	-	-	-	-	-	183,392.6	183,392.6	3,613.4	13,337.5	(0.1)	16,950.8	200,343.4	(134.6)	200,208.8

Issuance of stock from exercise of employee stock options	4.2	41.8	82.8	-	-	-	-	-	-	-	-	124.6	-	124.6
Stock option compensation cost of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	5.3	5.3
Adjustments to share of changes in equities of associates and joint venture	-	-	38.1	-	-	-	-	-	-	-	-	38.1	-	38.1
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	-	-	62.4	-	-	-	-	-	-	-	-	62.4	(62.4)	-
Increase in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	188.4	188.4
Effect of deconsolidation of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(2,273.2)	(2,273.2)

BALANCE, DECEMBER 31, 2013	25,928.6	259,286.2	55,858.6	132,436.0	2,785.8	369,309.4	504,531.2	(7,140.4)	21,310.8	(0.1)	14,170.3	833,846.3	266.7	834,113.0

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	18,814.7	-	(18,814.7)	-	-	-	-	-	-	-	-
Reversal of special capital reserve	-	-	-	-	(2,785.8)	2,785.8	-	-	-	-	-	-	-	-
Cash dividends to shareholders - NT$3.0 per share	-	-	-	-	-	(77,785.9)	(77,785.9)	-	-	-	-	(77,785.9)	-	(77,785.9)

Total	-	-	-	18,814.7	(2,785.8)	(93,814.8)	(77,785.9)	-	-	-	-	(77,785.9)	-	(77,785.9)

Net income in 2014	-	-	-	-	-	254,301.4	254,301.4	-	-	-	-	254,301.4	(117.8)	254,183.6
Other comprehensive income in 2014, net of income tax	-	-	-	-	-	210.2	210.2	11,642.5	(63.3)	(0.2)	11,579.0	11,789.2	15.8	11,805.0

Total comprehensive income in 2014	-	-	-	-	-	254,511.6	254,511.6	11,642.5	(63.3)	(0.2)	11,579.0	266,090.6	(102.0)	265,988.6

Issuance of stock from exercise of employee stock options	1.0	10.4	36.6	-	-	-	-	-	-	-	-	47.0	-	47.0
Disposal of investments accounted for using equity method	-	-	(2.3)	-	-	-	-	-	-	-	-	(2.3)	-	(2.3)
Adjustments to share of changes in equities of associates and joint venture	-	-	67.0	-	-	-	-	-	-	-	-	67.0	-	67.0
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	-	-	-	-	-	(32.7)	(32.7)	-	-	-	-	(32.7)	32.7	-
From share of changes in equities of subsidiaries	-	-	3.5	-	-	-	-	-	-	-	-	3.5	(3.5)	-
Decrease in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(66.7)	(66.7)

BALANCE, DECEMBER 31, 2014	25,929.6	259,296.6	55,963.4	151,250.7	-	529,973.5	681,224.2	4,502.1	21,247.5	(0.3)	25,749.3	1,022,233.5	127.2	1,022,360.7

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
								Foreign	Unrealized
	Capital Stock - Common Stock			Retained Earnings					Gain/Loss from Available-	Cash
	Shares			Legal	Special	Un- appropriated		Currency Translation	for-sale	Flow			Non- controlling	Total
	(In		Capital	Capital	Capital				Financial	Hedges
	Millions)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Reserve	Assets	Reserve	Total	Total	Interests	Equity
Appropriations of prior year’s earnings
Legal capital reserve	-	$-	$-	$26,389.9	$-	$(26,389.9)	$-	$-	$-	$-	$-	$-	$-	$-
Cash dividends to shareholders - NT$4.5 per share	-	-	-	-	-	(116,683.5)	(116,683.5)	-	-	-	-	(116,683.5)	-	(116,683.5)

Total	-	-	-	26,389.9	-	(143,073.4)	(116,683.5)	-	-	-	-	(116,683.5)	-	(116,683.5)

Net income in 2015	-	-	-	-	-	302,850.9	302,850.9	-	-	-	-	302,850.9	(18.0)	302,832.9
Other comprehensive income in 2015, net of income tax	-	-	-	-	-	(730.9)	(730.9)	6,537.8	(20,512.7)	(0.3)	(13,975.2)	(14,706.1)	(8.1)	(14,714.2)

Total comprehensive income in 2015	-	-	-	-	-	302,120.0	302,120.0	6,537.8	(20,512.7)	(0.3)	(13,975.2)	288,144.8	(26.1)	288,118.7

Issuance of stock from exercise of employee stock options	0.7	7.2	131.0	-	-	-	-	-	-	-	-	138.2	-	138.2
Disposal of investments accounted for using equity method	-	-	(47.9)	-	-	-	-	-	-	-	-	(47.9)	-	(47.9)
Adjustments to share of changes in equities of associates and joint venture	-	-	257.2	-	-	-	-	-	-	-	-	257.2	(4.2)	253.0
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	-	-	-	-	-	(31.1)	(31.1)	-	-	-	-	(31.1)	31.1	-
From share of changes in equities of subsidiaries	-	-	(3.5)	-	-	-	-	-	-	-	-	(3.5)	3.5	-
Decrease in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(50.2)	(50.2)
Effect of acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	923.7	923.7
Effect of disposal of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(42.6)	(42.6)

BALANCE, DECEMBER 31, 2015	25,930.3	$259,303.8	$56,300.2	$177,640.6	$-	$688,989.0	$866,629.6	$11,039.9	$734.8	$(0.6)	$11,774.1	$1,194,007.7	$962.4	$1,194,970.1

BALANCE, DECEMBER 31, 2015 (IN MILLIONS OF US$ - Note 3)		$7,908.0	$1,717.0	$5,417.5	$-	$21,012.2	$26,429.7	$336.7	$22.4	$-	$359.1	$36,413.8	$29.3	$36,443.1

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2013	2014	2015
	NT$	NT$	NT$	US$
				(Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$215,961.5	$302,073.5	$350,477.6	$10,688.5
Adjustments for:
Depreciation expense	153,979.8	197,645.2	219,303.4	6,688.1
Amortization expense	2,202.0	2,606.3	3,202.2	97.7
Stock option compensation cost of subsidiary	5.3	-	-	-
Finance costs	2,646.8	3,236.3	3,190.3	97.3
Share of profits of associates and joint venture	(3,806.8)	(3,919.8)	(4,196.4)	(128.0)
Interest income	(1,836.0)	(2,730.7)	(4,129.3)	(125.9)
Gain on disposal of property, plant and equipment and intangible assets, net	(48.8)	(14.5)	(433.5)	(13.2)
Impairment loss on noncurrent assets held for sale	-	735.5	-	-
Impairment loss on property, plant and equipment	-	239.9	2,545.6	77.7
Impairment loss on intangible assets	-	-	58.5	1.8
Impairment loss on financial assets	352.2	211.5	154.7	4.7
Gain on disposal of available-for-sale financial assets, net	(1,311.8)	(362.4)	(22,157.9)	(675.7)
Loss (gain) on disposal of investments accounted for using equity method, net	0.8	(2,054.4)	(2,492.1)	(76.0)
Loss from liquidation of subsidiaries	-	0.1	138.2	4.2
Gain on deconsolidation of subsidiary	(293.6)	-	-	-
Unrealized (realized) gross profit on sales to associates	20.9	(28.5)	(15.1)	(0.5)
Loss on foreign exchange, net	317.5	3,615.5	2,563.4	78.2
Dividend income	(506.1)	(649.7)	(621.5)	(19.0)
Income from receipt of equity securities in settlement of trade receivables	(10.0)	(1.2)	-	-
Loss from hedging instruments	5,602.8	10,577.7	134.1	4.1
Loss (gain) arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(5,071.1)	(10,088.6)	305.6	9.3
Gain from lease agreement modification	-	-	(430.0)	(13.1)
Changes in operating assets and liabilities:
Derivative financial instruments	(32.2)	342.9	(228.6)	(7.0)
Notes and accounts receivable, net	(14,131.1)	(43,090.1)	26,630.1	812.1
Receivables from related parties	(204.3)	(26.4)	(192.8)	(5.9)
Other receivables from related parties	50.6	(11.8)	53.6	1.6
Inventories	122.5	(28,871.6)	(655.2)	(20.0)
Other financial assets	18.6	(2,612.2)	720.3	22.0
Other current assets	(312.2)	(744.9)	263.4	8.0
Accounts payable	346.4	6,634.2	(2,693.4)	(82.1)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2013	2014	2015
	NT$	NT$	NT$	US$
				(Note 3)

Payables to related parties	$850.1	$(194.9)	$(369.1)	$(11.3)
Salary and bonus payable	883.9	2,281.1	945.0	28.8
Accrued profit sharing bonus to employees and compensation to directors and supervisors	1,552.2	5,314.0	2,860.3	87.3
Accrued expenses and other current liabilities	3,531.0	8,432.5	(3,778.3)	(115.2)
Provisions	1,595.8	2,836.9	(382.8)	(11.7)
Net defined benefit liability	(630.1)	60.4	52.5	1.6

Cash generated from operations	361,846.6	451,441.8	570,822.8	17,408.4
Income taxes paid	(14,463.1)	(29,918.1)	(40,943.4)	(1,248.6)

Net cash generated by operating activities	347,383.5	421,523.7	529,879.4	16,159.8

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(48.4)	(115.1)	(15,978.5)	(487.3)
Held-to maturity financial assets	(1,796.0)	(5,882.3)	(28,181.9)	(859.5)
Property, plant and equipment	(287,594.8)	(288,540.0)	(257,516.8)	(7,853.5)
Intangible assets	(2,750.4)	(3,859.5)	(4,283.9)	(130.6)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	2,486.6	776.9	57,861.8	1,764.6
Held-to-maturity financial assets	5,145.9	3,200.0	16,800.0	512.4
Financial assets for hedging	-	-	2.7	0.1
Investments accounted for using equity method	-	3,471.9	5,172.0	157.7
Property, plant and equipment	173.6	200.3	816.9	24.9
Costs from entering into hedging transactions	(144.0)	(520.9)	(495.3)	(15.1)
Interest received	1,790.7	2,578.7	3,641.9	111.1
Other dividends received	506.1	645.6	616.7	18.8
Dividends received from investments accounted for using equity method	2,141.9	3,223.1	3,407.1	103.9
Refundable deposits paid	(98.9)	(58.0)	(404.5)	(12.3)
Refundable deposits refunded	113.4	2,296.9	348.4	10.6
Decrease in receivables for temporary payments	-	-	398.2	12.1
Cash received from other long-term receivables	-	161.9	-	-
Net cash outflow from deconsolidation of subsidiary (Note 35)	(979.9)	-	-	-
Net cash outflow from acquisition of subsidiary (Note 33)	-	-	(51.6)	(1.6)
Net cash inflow from disposal of subsidiary (Note 34)	-	-	601.0	18.3

Net cash used in investing activities	(281,054.2)	(282,420.5)	(217,245.8)	(6,625.4)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2013	2014	2015
	NT$	NT$	NT$	US$
				(Note 3)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of bonds	$130,844.8	$-	$-	$-
Increase (decrease) in short-term loans	(19,636.2)	18,563.5	3,138.7	95.7
Increase in long-term bank loans	690.0	-	-	-
Repayment of long-term bank loans	(62.5)	-	-	-
Repayment of other long-term payables	(853.8)	-	-	-
Interest paid	(1,330.9)	(3,192.9)	(3,156.2)	(96.2)
Guarantee deposits received	41.5	30,142.8	754.9	23.0
Guarantee deposits refunded	(113.1)	(7.7)	(742.5)	(22.6)
Decrease in obligations under finance leases	(27.8)	(28.4)	(29.1)	(0.9)
Proceeds from exercise of employee stock options	124.6	47.0	33.9	1.0
Cash dividends	(77,773.3)	(77,785.9)	(116,683.5)	(3,558.5)
Increase (decrease) in noncontrolling interests	202.6	(66.7)	(50.2)	(1.5)

Net cash generated by (used in) financing activities	32,105.9	(32,328.3)	(116,734.0)	(3,560.0)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	849.6	9,060.2	8,258.8	251.8

NET INCREASE IN CASH AND CASH EQUIVALENTS	99,284.8	115,835.1	204,158.4	6,226.2

CASH AND CASH EQUIVALENTS INCLUDED IN NONCURRENT ASSETS HELD FOR SALE, BEGINNING OF YEAR	-	-	81.5	2.5

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	143,410.6	242,695.4	358,449.0	10,931.7

CASH AND CASH EQUIVALENTS, END OF YEAR	242,695.4	358,530.5	562,688.9	17,160.4

CASH AND CASH EQUIVALENTS INCLUDED IN NONCURRENT ASSETS HELD FOR SALE	-	(81.5)	-	-

CASH AND CASH EQUIVALENTS ON CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	$242,695.4	$358,449.0	$562,688.9	$17,160.4

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

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

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities and operating segments information of TSMC and its subsidiaries (collectively as the “Company”) are described in Notes 5 and 43.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were authorized for issue by the management on April 11, 2016.

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board of the Unites States, which was NT$32.79 to US$1.00 as of December 31, 2015. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

a.	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)
Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
Amendment to IAS 19 Defined Benefit Plans: Employee Contributions	July 1, 2014

Note 1:	As of report date, the Company has applied a number of amendments to IFRSs and new interpretation issued by the IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2015.

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

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 2)

Annual Improvements to IFRSs 2012 - 2014 Cycle	January 1, 2016 (Note 3)
IFRS 9 Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosure	January 1, 2018
Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Effective date to be determined by IASB
Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 16 Leases	January 1, 2019
Amendment to IAS 1 Disclosure Initiative	January 1, 2016
Amendment to IAS 7 Disclosure Initiative	January 1, 2017
Amendment to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendment to IAS 27 Equity Method in Separate Financial Statements	January 1, 2016

Note 2:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Note 3:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

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

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations.

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

3)	IFRS 16, “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated statements of financial position except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of profit or loss and other comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for both the principal and interest portion of the lease liability are classified within financing activities.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

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

Income and expenses of subsidiaries acquired or disposed of are included in the consolidated statements of profit or loss and other comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the shareholders of the parent and to the noncontrolling interests even if this results in the noncontrolling interests having a deficit balance.

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

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2014	December 31, 2015	Note
TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	—

(Continued)

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2014	December 31, 2015	Note
TSMC	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	99.5%	99.5%	a), b)
	TSMC Solid State Lighting Ltd. (TSMC SSL)	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	Hsin-Chu, Taiwan	92%	—	c)
	TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	99%	—	d)
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	100%	—	d)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	—	100%	a), d), e)
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	Investment activities	Taipei, Taiwan	—	100%	f), g)

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a)
	VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	49%	98%	a), f)

TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	—

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	58%	58%	a)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	a)

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	100%	a)

TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	Selling and marketing of solar related products	Delaware, U.S.A.	100%	—	a), d)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	Investing in solar related business	Amsterdam, the Netherlands	100%	—	a), e)

TSMC Solar Europe	TSMC Solar Europe GmbH	Selling of solar modules and related products and providing customer service	Hamburg, Germany	100%	—	a), d), e)

VisEra Holding	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	87%	87%	f)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not audited by the Company’s independent accountants.
Note b:	Due to the expiration of the investment agreement between Emerging Alliance and TSMC, Emerging Alliance expects to complete the liquidation procedures in the second quarter of 2016.

Note c:	TSMC and TSMC GN aggregately had a controlling interest of 94% in TSMC SSL as of December 31, 2014. TSMC and TSMC GN completed the disposal of TSMC SSL in February 2015. Please refer to Note 34.
Note d:	In August 2015, TSMC Solar ceased its manufacturing operations. TSMC Solar and TSMC GN were incorporated into TSMC in December 2015. After the incorporation, TSMC Solar Europe GmbH, the 100% owned subsidiary of TSMC Solar, is held directly by TSMC. TSMC Solar NA, the 100% owned subsidiary of TSMC Solar, completed the liquidation procedures in December 2015.
Note e:	To simplify overseas investments structure, in the second quarter of 2014, the Board of Directors of TSMC Solar approved to file for the liquidation of TSMC Solar Europe. The liquidation procedure was completed in the second quarter of 2015 and TSMC Solar Europe GmbH, the 100% owned subsidiary of TSMC Solar Europe, was held directly by TSMC Solar.
Note f:	The Company acquired OmniVision Technologies, Inc.’s (“OVT’s”) 49.1% ownership in VisEra Holding and 100% ownership in Taiwan OmniVision Investment Holding Co. (“OVT Taiwan”) on November 20, 2015. As a result, the Company has obtained controls of VisEra Holding and OVT Taiwan; therefore the Company has consolidated VisEra Holding, OVT Taiwan and VisEra Tech, held directly by VisEra Holding, since November 20, 2015. Please refer to Note 33.
Note g:	OVT Taiwan that originally acquired by the Company was renamed as Chi Cherng in December 2015.

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

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss. Fair value is determined in the manner described in Note 37.

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

Available-for-sale financial assets are measured at fair value. Interest income from available-for-sale monetary financial assets and dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

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

Derivative Financial Instruments

The Company enters into a variety of derivative financial instruments to manage its market risk exposure to foreign exchange rate, interest rate and equity price fluctuation, including forward exchange contracts, cross currency swap contracts, interest rate futures contracts and stock forward contracts.

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

Hedge Accounting

The Company designates certain hedging instruments, which include stock forward contracts and interest rate futures contracts in respect of foreign currency risk, as fair value hedge. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately. Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting.

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

Investments Accounted for Using Equity Method

Investments accounted for using the equity method include investments in associates and interests in joint venture.

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

The operating results and assets and liabilities of associates and joint venture are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Company also recognizes its share in the changes in the equities of associates and joint venture.

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

The Company discontinues the use of the equity method from the date when the Company ceases to have significant influence over an associate. When the Company retains an interest in the former associate, the Company measures the retained interest at fair value at that date. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company shall account for all amounts recognized in other comprehensive income in relation to that associate on the same basis as would be required if the associate had directly disposed of the related assets or liabilities. If the Company’s ownership interest in an associate is reduced as a result of disposal, but the investment continues to be an associate, the Company should reclassify to profit or loss only a proportionate amount of the gain or loss previously recognized in other comprehensive income.

When the Company subscribes to additional shares in an associate or a joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate or joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate or joint venture by other investors, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate or joint venture shall be reclassified to profit or loss on the same basis as would be required if the associate or joint venture had directly disposed of the related assets or liabilities.

When a consolidated entity transacts with an associate or a joint venture, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not owned by the Company.

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

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method over the following estimated useful lives: land improvements—20 years; buildings—5 to 20 years; machinery and equipment—2 to 5 years; office equipment—3 to 15 years; and leased assets—20 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

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

The Company as lessee

Assets held under finance lease are initially recognized as assets of the Company at the fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statements of financial position as an obligation under finance lease.

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

Employee Benefits

Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for service rendered by employees.

Retirement benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the Projected Unit Credit Method. Service cost (including current service cost), and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability represents the actual deficit in the Company’s defined benefit plan.

Share-based Payment Arrangements

The Company elected to take the optional exemption under IFRS 1 for the share-based payment transactions granted and vested before January 1, 2012, the date of transition to IFRSs. There were no stock options granted prior to but unvested at the date of transition.

The compensation costs of employee stock options that were granted after January 1, 2012 are measured at the fair value of the stock options at the grant date. The fair value of the stock option granted determined at the grant date of the stock options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of stock options that will eventually vest, with a corresponding increase in capital surplus—employee stock option. The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from original estimates.

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

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint venture, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

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

Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. Acquisition-related costs are generally recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any noncontrolling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Noncontrolling interests are initially measured at the noncontrolling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date, and the resulting gain or loss is recognized in profit or loss.

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

Recognition and Measurement of Defined Benefit Plans

Net defined benefit liability and the resulting defined benefit costs under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and future salary increase rate. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

7.	CASH AND CASH EQUIVALENTS

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Cash and deposits in banks	$352,761.2	$557,270.9
Repurchase agreements collateralized by corporate bonds	3,920.6	5,132.8
Repurchase agreements collateralized by government bonds	158.7	285.2
Repurchase agreements collateralized by short-term commercial paper	449.2	—
Commercial paper	1,159.3	—

	$358,449.0	$562,688.9

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

8.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Derivative financial assets
Forward exchange contracts	$73.1	$6.0
Cross currency swap contracts	118.9	—

	$192.0	$6.0

Derivative financial liabilities
Forward exchange contracts	$126.6	$72.6
Cross currency swap contracts	359.6	—

	$486.2	$72.6

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Millions)
December 31, 2014
Sell EUR/Buy US$	January 2015	EUR4.6/US$5.6
Sell NT$/Buy US$	January 2015	NT$1,632.4/US$51.9
Sell US$/Buy EUR	January 2015	US$29.5/EUR24.1
Sell US$/Buy JPY	January 2015	US$226.0/JPY27,151.0
Sell US$/Buy NT$	January 2015	US$170.0/NT$5,276.5
Sell US$/Buy RMB	January 2015	US$181.0/RMB1,129.2
December 31, 2015
Sell US$/Buy JPY	January 2016	US$128.4/JPY15,449.4
Sell US$/Buy RMB	January 2016	US$226.0/RMB1,464.5
Sell US$/Buy NT$	January 2016 to February 2016	US$440.0/NT$14,434.2

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Millions)	Range of Interest Rates Paid	Range of Interest Rates Received
December 31, 2014
January 2015	NT$2,511.9/US$80.1	—	0.05%-0.13%
January 2015	US$1,460.0/NT$45,974.8	0.16%-1.92%	—

9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Corporate bonds	$—	$6,267.8
Non-publicly traded stocks	1,606.6	3,268.1
Corporate issued asset-backed securities	—	3,154.4
Agency bonds	—	2,627.3
Publicly traded stocks	73,797.1	1,371.5
Government bonds	—	878.4
Mutual funds	193.9	722.8
Money market funds	0.4	—

	$75,598.0	$18,290.3

Current portion	$73,797.5	$14,299.4
Noncurrent portion	1,800.5	3,990.9

	$75,598.0	$18,290.3

In the second quarter of 2014, the Company reclassified some publicly traded stocks from non-current asset to current asset since the lock-up period ended within a year.

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

10.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Corporate bonds/Bank debentures	$—	$8,143.1
Negotiable certificate of deposit	—	4,934.3
Structured product	—	3,000.0
Commercial paper	4,485.6	—

	$4,485.6	$16,077.4

Current portion	$4,485.6	$9,166.5
Noncurrent portion	—	6,910.9

	$4,485.6	$16,077.4

11.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets—current
Fair value hedges
Interest rate futures contracts	$—	$1.7

Financial liabilities—current
Fair value hedges
Stock forward contracts	$16,364.3	$—

The Company entered into interest rate futures contracts, which are used to hedge against price risk caused by changes in interest rates in the Company’s investments in fixed income securities.

The Company’s investments in publicly traded stocks are exposed to the risk of market price fluctuations. Accordingly, the Company entered into stock forward contracts to sell shares at a contracted price determined by specific percentage of the spot price on the trade date in a specific future period in order to hedge the fair value risk caused by changes in equity prices.

The outstanding interest rate futures contracts consisted of the following:

Maturity Period	Units	Contract Amount (US$ in Millions)
March 2016	138	US$	13.8

The outstanding stock forward contracts consisted of the following:

	December 31, 2014		December 31, 2015
	NT$		NT$
	(In Millions)		(In Millions)
Contract amount (US$ in millions)	$56,172.6		$—
	(US$	1,771.0)

12.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Notes and accounts receivable	$115,221.4	$85,547.9
Allowance for doubtful receivables	(486.7)	(488.2)

Notes and accounts receivable, net	$114,734.7	$85,059.7

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

Aging analysis of notes and accounts receivable, net

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Neither past due nor impaired	$102,692.8	$71,482.7
Past due but not impaired
Past due within 30 days	12,041.9	13,577.0

	$114,734.7	$85,059.7

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance at January 1, 2013	$137.3	$342.9	$480.2
Provision	—	137.3	137.3
Reversal	(127.8)	—	(127.8)
Effect of deconsolidation of subsidiary	(3.2)	—	(3.2)
Effect of exchange rate changes	1.8	(1.7)	0.1

Balance at December 31, 2013	$8.1	$478.5	$486.6

Balance at January 1, 2014	$8.1	$478.5	$486.6
Provision	—	23.4	23.4
Reversal	—	(23.4)	(23.4)
Effect of exchange rate changes	—	0.1	0.1

Balance at December 31, 2014	$8.1	$478.6	$486.7

Balance at January 1, 2015	$8.1	$478.6	$486.7
Provision	28.6	4.8	33.4
Reversal/Write-off	(29.1)	(4.7)	(33.8)
Effect of acquisition of subsidiary	1.8	—	1.8
Effect of exchange rate changes	0.8	(0.7)	0.1

Balance at December 31, 2015	$10.2	$478.0	$488.2

Aging analysis of accounts receivable that is individually determined as impaired

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Past due over 121 days	$8.1	$10.2

13.	INVENTORIES

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Finished goods	$9,972.0	$7,974.9
Work in process	51,027.9	53,632.0
Raw materials	3,222.5	3,038.8
Supplies and spare parts	2,115.6	2,406.6

	$66,338.0	$67,052.3

Write-down of inventories to net realizable value in the amount of NT$664.7 million, NT$1,964.5 million and NT$464.4 million, respectively, were included in the cost of revenue for the years ended December 31, 2013, 2014 and 2015.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Associates	$24,772.0	$23,971.0
Joint venture	3,287.7	—

	$28,059.7	$23,971.0

a.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015
			NT$	NT$
			(In Millions)	(In Millions)
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	$8,297.0	$9,511.5	39%	39%
Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	9,943.8	8,341.8	33%	28%
Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	2,033.7	2,927.2	40%	41%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	New Taipei, Taiwan	3,408.9	2,053.6	20%	12%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,088.6	1,136.9	35%	35%

			$24,772.0	$23,971.0

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

TSMC has no power to direct the relevant activities of Xintec starting June 2013 due to the loss of power to cast the majority of votes at meetings of the Board of Directors. As a result, Xintec is no longer consolidated and is accounted for using the equity method. Please refer to Note 35. In March 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Consequently, the Company’s percentage of ownership over Xintec was diluted to approximately 35.4%. In April 2015, the Company sold 2.2 million common shares of Xintec and recognized a disposal gain of NT$43.6 million.

In both of the second quarters of 2014 and 2015, the Company sold 82.0 million common shares of VIS and respectively recognized a disposal gain of NT$2,054.4 million and NT$2,273.2 million. After the sale, the Company owned approximately 33.7% and 28.3% of the equity interest in VIS.

In June 2015, Motech merged with Topcell Solar International Co., Ltd with exchange of shares. As a result, the Company’s percentage of ownership over Motech decreased to 18.0%. In the fourth quarter of 2015, the Company sold 29.2 million common shares of Motech and recognized a disposal gain of NT$202.4 million. After the sale, the Company’s percentage of ownership over Motech decreased to 12.0%. Motech continues to be accounted for using equity method as the Company still retains significant influence over Motech.

The Company acquired OVT’s 49.1% ownership in VisEra Holding on November 20, 2015. As a result, the Company has obtained control of VisEra Holding and consolidated VisEra Holding since November 20, 2015. The Company included the Xintec shares held by VisEra Holding and total percentage of ownership over Xintec increased to 41.4%.

The summarized financial information in respect of each of the Company’s material associates is set out below. The summarized financial information below represents amounts shown in the associate’s financial statements prepared in accordance with IFRSs, IASs, interpretations as well as related guidance adjusted by the Company using the equity method of accounting.

1)	SSMC

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Current assets	$17,343.4	$20,078.2

Noncurrent assets	$6,347.6	$6,144.3

Current liabilities	$1,963.8	$1,954.1

Noncurrent liabilities	$402.9	$303.2

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Net revenue	$14,699.9	$14,669.7	$15,026.0

Income from operations	$5,042.5	$5,362.5	$5,802.3

Net income	$5,023.4	$5,317.6	$5,904.6

Total comprehensive income	$5,023.4	$5,317.6	$5,904.6

Cash dividends received	$1,390.5	$1,512.0	$1,556.6

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated statements of financial position was as follows:

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Net assets	$21,324.3	$23,965.2
Percentage of ownership	39%	39%

The Company’s share of net assets of the associate	8,271.7	9,296.1
Goodwill	214.0	214.0
Other adjustments	(188.7)	1.4

Carrying amount of the investment	$8,297.0	$9,511.5

2)	VIS

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Current assets	$25,114.4	$24,800.7

Noncurrent assets	$8,859.1	$7,785.1

Current liabilities	$5,874.6	$4,630.0

Noncurrent liabilities	$816.7	$712.6

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Net revenue	$21,135.1	$23,931.5	$23,319.7

Income from operations	$4,809.8	$6,182.0	$4,593.4

Net income	$3,948.6	$5,327.7	$4,253.9

Other comprehensive loss	$(8.0)	$(68.6)	$(61.9)

Total comprehensive income	$3,940.6	$5,259.1	$4,192.0

Cash dividends received	$611.3	$960.0	$1,206.4

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated statements of financial position was as follows:

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Net assets	$27,282.2	$27,243.2
Percentage of ownership	33%	28%

The Company’s share of net assets of the associate	9,095.9	7,715.3
Goodwill	847.9	626.5

Carrying amount of the investment	$9,943.8	$8,341.8

Aggregate information of associates that are not individually material was summarized as follows:

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
The Company’s share of losses of associates	$(170.4)	$(93.3)	$(154.2)

The Company’s share of other comprehensive income of associates	$20.4	$24.0	$7.9

The Company’s share of total comprehensive loss of associates	$(150.0)	$(69.3)	$(146.3)

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

	December 31, 2014	December 31, 2015
	NT$	NT$
Name of Associate	(In Millions)	(In Millions)
VIS	$28,567.5	$19,868.8

Xintec		$3,605.5

GUC	$4,328.0	$3,081.4

Motech	$4,242.8	$2,636.1

b.	Investments in joint venture

Joint venture consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Joint Venture	Principal Activities	Incorporation and Operation	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015
			NT$	NT$
			(In Millions)	(In Millions)
VisEra Holding	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	$3,287.7	$—	49%	—

The Company acquired OVT’s 49.1% ownership in VisEra Holding on November 20, 2015. As a result, the Company has obtained control of VisEra Holding and consolidated VisEra Holding since November 20, 2015. Please refer to Note 33 for related disclosures.

The summarized financial information in respect of the Company’s joint venture is set out below. The summarized financial information below represents amounts shown in the joint venture’s financial statements prepared in accordance with IFRSs, IASs, interpretations as well as related guidance adjusted by the Company using the equity method of accounting.

December 31, 2014
NT$
(In Millions)
Cash and cash equivalents	$4,427.2

Current financial liabilities (excluding trade and other payable and provisions)	$548.8

Noncurrent financial liabilities (excluding trade and other payable and provisions)	$1.1

Current assets	$4,983.2

Noncurrent assets	$3,315.7

Current liabilities	$791.3

Noncurrent liabilities	$1.1

	Years Ended December 31
	2013	2014
	NT$	NT$
	(In Millions)	(In Millions)
Net revenue	$4,217.0	$3,552.8

Depreciation and amortization	$760.1	$773.3

Interest income	$31.2	$44.4

Income tax expense	$150.4	$30.5

Net income	$1,059.5	$597.7

Other comprehensive loss	$(182.6)	$(346.9)

Total comprehensive income	$876.9	$250.8

Cash dividends received	$—	$518.0

Reconciliation of the above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated statements of financial position was as follows:

December 31, 2014
NT$
(In Millions)
Net assets	$7,506.5
Percentage of ownership	49%

The Company’s share of net assets of the joint venture	3,688.7
Other adjustments	(401.0)

Carrying amount of the investment	$3,287.7

15.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost
Balance at January 1, 2013	$1,527.1	$197,411.8	$1,279,893.2	$20,067.9	$766.8	$119,064.0	$1,618,730.8
Additions	3,212.0	31,869.0	140,223.2	3,791.1	—	154,706.9	333,802.2
Disposals or retirements	—	—	(2,925.1)	(788.1)	—	—	(3,713.2)
Reclassification	—	3.8	0.3	—	—	—	4.1
Effect of deconsolidation of subsidiary	(772.0)	(986.2)	(5,630.9)	(1,055.8)	—	(1,632.9)	(10,077.8)
Effect of exchange rate changes	19.8	884.3	2,359.1	46.9	37.7	35.8	3,383.6

Balance at December 31, 2013	$3,986.9	$229,182.7	$1,413,919.8	$22,062.0	$804.5	$272,173.8	$1,942,129.7

Accumulated depreciation and impairment
Balance at January 1, 2013	$367.4	$111,801.7	$875,510.9	$13,160.5	$328.1	$—	$1,001,168.6
Additions	27.1	13,183.5	138,314.2	2,413.7	41.3	—	153,979.8
Disposals or retirements	—	—	(2,809.2)	(786.4)	—	—	(3,595.6)
Effect of deconsolidation of subsidiary	—	(226.9)	(3,656.3)	(599.5)	—	—	(4,482.7)
Effect of exchange rate changes	9.7	475.8	1,854.1	37.5	16.6	—	2,393.7

Balance at December 31, 2013	$404.2	$125,234.1	$1,009,213.7	$14,225.8	$386.0	$—	$1,149,463.8

Carrying amounts at December 31, 2013	$3,582.7	$103,948.6	$404,706.1	$7,836.2	$418.5	$272,173.8	$792,665.9

Cost
Balance at January 1, 2014	$3,986.9	$229,182.7	$1,413,919.8	$22,062.0	$804.5	$272,173.8	$1,942,129.7
Additions (decrease)	—	39,833.1	340,661.0	6,499.0	—	(162,974.4)	224,018.7
Disposals or retirements	—	(108.7)	(2,128.1)	(645.9)	—	—	(2,882.7)
Reclassification	—	(2.0)	2.0	—	—	—	—
Reclassification as held for sale	—	(854.9)	(2,231.4)	(67.8)	—	(2.6)	(3,156.7)
Effect of exchange rate changes	49.9	1,113.7	3,946.9	113.5	36.7	137.9	5,398.6

Balance at December 31, 2014	$4,036.8	$269,163.9	$1,754,170.2	$27,960.8	$841.2	$109,334.7	$2,165,507.6

Accumulated depreciation and impairment
Balance at January 1, 2014	$404.2	$125,234.1	$1,009,213.7	$14,225.8	$386.0	$—	$1,149,463.8
Additions	27.7	15,589.0	178,850.6	3,135.8	42.1	—	197,645.2
Disposals or retirements	—	(107.7)	(1,998.3)	(645.7)	—	—	(2,751.7)
Impairment	—	—	239.9	—	—	—	239.9
Reclassification	—	(0.5)	0.5	—	—	—	—
Reclassification as held for sale	—	(257.6)	(1,476.5)	(43.4)	—	—	(1,777.5)
Effect of exchange rate changes	27.3	788.6	3,558.5	95.4	19.3	—	4,489.1

Balance at December 31, 2014	$459.2	$141,245.9	$1,188,388.4	$16,767.9	$447.4	$—	$1,347,308.8

Carrying amounts at December 31, 2014	$3,577.6	$127,918.0	$565,781.8	$11,192.9	$393.8	$109,334.7	$818,198.8

Cost
Balance at January 1, 2015	$4,036.8	$269,163.9	$1,754,170.2	$27,960.8	$841.2	$109,334.7	$2,165,507.6
Additions	—	26,960.5	142,090.4	3,428.6	—	82,595.3	255,074.8
Disposals or retirements	—	(75.0)	(5,923.0)	(1,170.0)	—	—	(7,168.0)
Lease agreement modification	—	—	—	—	(824.1)	—	(824.1)
Effect of acquisition of subsidiary	—	624.7	1,402.0	447.9	—	176.6	2,651.2
Effect of exchange rate changes	30.6	127.8	1,750.0	32.7	(10.0)	4.9	1,936.0

Balance at December 31, 2015	$4,067.4	$296,801.9	$1,893,489.6	$30,700.0	$7.1	$192,111.5	$2,417,177.5

Accumulated depreciation and impairment
Balance at January 1, 2015	$459.2	$141,245.9	$1,188,388.4	$16,767.9	$447.4	$—	$1,347,308.8
Additions	28.9	16,312.6	199,185.0	3,751.7	25.2	—	219,303.4
Disposals or retirements	—	(74.0)	(5,585.4)	(1,125.2)	—	—	(6,784.6)
Lease agreement modification	—	—	—	—	(460.4)	—	(460.4)
Impairment	—	278.1	2,256.8	10.7	—	—	2,545.6
Effect of exchange rate changes	18.1	147.6	1,612.9	20.9	(5.1)	—	1,794.4

Balance at December 31, 2015	$506.2	$157,910.2	$1,385,857.7	$19,426.0	$7.1	$—	$1,563,707.2

Carrying amounts at December 31, 2015	$3,561.2	$138,891.7	$507,631.9	$11,274.0	$—	$192,111.5	$853,470.3

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the second quarter of 2014, the Company recognized an impairment loss of NT$239.9 million under other operating segments since some of property, plant and equipment had become obsolete and their recoverable amount determined on the basis of value in use is nil. Such impairment loss was included in other operating income and expenses for the year ended December 31, 2014.

In August 2015, TSMC Solar ceased its manufacturing operations. In the third quarter of 2015, the Company recognized an impairment loss of NT$2,286.0 million since the carrying amounts of certain machinery and equipment, office equipment and mechanical and electrical power equipment were not expected to be recoverable. The recoverable amount determined on the basis of value in use is nil. Such impairment loss was included in other operating income and expenses for the year ended December 31, 2015.

For the year ended December 31, 2015, the Company recognized an impairment loss of NT$259.6 million under foundry segment since the carrying amount of some of property, plant and equipment, mostly from termination of a project, is expected to be unrecoverable. Their recoverable amount determined on the basis of value in use is nil. Such impairment loss was included in other operating income and expenses for the year ended December 31, 2015.

The Company had a building lease agreement with leasing terms from December 2003 to November 2018 and such lease was accounted for as a finance lease. In August 2015, the lease was determined to be an operating lease due to a modification on lease conditions; as such, the Company recognized a gain of NT$430.0 million from the modification. Such gain was included in other operating income and expenses for the year ended December 31, 2015.

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost

Balance at January 1, 2013	$5,523.7	$4,590.6	$15,095.4	$3,094.7	$28,304.4
Additions	—	—	2,140.6	579.0	2,719.6
Retirements	—	—	(18.2)	(23.6)	(41.8)
Reclassification	—	(29.6)	(111.1)	101.0	(39.7)
Effect of deconsolidation of subsidiary	—	(113.3)	(25.3)	(42.2)	(180.8)
Effect of exchange rate changes	103.8	(2.8)	5.4	20.5	126.9

Balance at December 31, 2013	$5,627.5	$4,444.9	$17,086.8	$3,729.4	$30,888.6

Accumulated amortization

Balance at January 1, 2013	$—	$3,128.7	$12,126.4	$2,089.7	$17,344.8
Additions	—	282.4	1,344.3	575.3	2,202.0
Retirements	—	—	(18.0)	(23.5)	(41.5)
Reclassification	—	—	(5.9)	—	(5.9)
Effect of deconsolidation of subsidiary	—	(66.6)	(12.6)	(25.2)	(104.4)
Effect of exchange rate changes	—	(2.8)	4.9	1.1	3.2

Balance at December 31, 2013	$—	$3,341.7	$13,439.1	$2,617.4	$19,398.2

Carrying amounts at December 31, 2013	$5,627.5	$1,103.2	$3,647.7	$1,112.0	$11,490.4

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost

Balance at January 1, 2014	$5,627.5	$4,444.9	$17,086.8	$3,729.4	$30,888.6
Additions	—	1,906.9	1,695.2	826.2	4,428.3
Retirements	—	—	(51.4)	—	(51.4)
Reclassification as held for sale	—	—	(39.6)	(269.2)	(308.8)
Effect of exchange rate changes	261.3	(1.5)	6.1	6.1	272.0

Balance at December 31, 2014	$5,888.8	$6,350.3	$18,697.1	$4,292.5	$35,228.7

Accumulated amortization

Balance at January 1, 2014	$—	$3,341.7	$13,439.1	$2,617.4	$19,398.2
Additions	—	438.7	1,499.7	667.9	2,606.3
Retirements	—	—	(51.4)	—	(51.4)
Reclassification as held for sale	—	—	(32.0)	(229.4)	(261.4)
Effect of exchange rate changes	—	(1.5)	5.7	1.3	5.5

Balance at December 31, 2014	$—	$3,778.9	$14,861.1	$3,057.2	$21,697.2

Carrying amounts at December 31, 2014	$5,888.8	$2,571.4	$3,836.0	$1,235.3	$13,531.5

Cost

Balance at January 1, 2015	$5,888.8	$6,350.3	$18,697.1	$4,292.5	$35,228.7
Additions	—	2,112.5	867.8	587.8	3,568.1
Retirements	—	—	(101.4)	—	(101.4)
Effect of acquisition of subsidiary	52.7	—	12.1	—	64.8
Effect of exchange rate changes	163.3	(8.5)	(1.2)	(1.3)	152.3

Balance at December 31, 2015	$6,104.8	$8,454.3	$19,474.4	$4,879.0	$38,912.5

Accumulated amortization and impairment

Balance at January 1, 2015	$—	$3,778.9	$14,861.1	$3,057.2	$21,697.2
Additions	—	950.9	1,672.6	578.7	3,202.2
Retirements	—	—	(101.4)	—	(101.4)
Impairment	—	58.1	0.4	—	58.5
Effect of exchange rate changes	—	(8.5)	(1.1)	(0.3)	(9.9)

Balance at December 31, 2015	$—	$4,779.4	$16,431.6	$3,635.6	$24,846.6

Carrying amounts at December 31, 2015	$6,104.8	$3,674.9	$3,042.8	$1,243.4	$14,065.9

(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.40% in its test of impairment for both December 31, 2014 and 2015 to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2013, 2014 and 2015, the Company did not recognize any impairment loss on goodwill.

In August 2015, TSMC Solar ceased its manufacturing operation and the Company recognized an impairment loss of NT$58.5 million in the third quarter of 2015 since the carrying amounts of technology license fees, software and system design costs were expected to be unrecoverable. Their recoverable amount determined on the basis of value in use is nil. Such impairment loss was included in other operating income and expenses for the year ended December 31, 2015.

17.	OTHER ASSETS

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Tax receivable	$2,187.1	$2,026.5
Prepaid expenses	1,399.8	1,457.0
Long-term receivable	385.7	360.0
Others	885.5	1,118.5

	$4,858.1	$4,962.0

Current portion	$3,656.1	$3,533.4
Noncurrent portion	1,202.0	1,428.6

	$4,858.1	$4,962.0

18.	SHORT-TERM LOANS

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Unsecured loans
Amount	$36,158.5	$39,474.0

Original loan content
US$ (in millions)	$1,140.0	$1,200.0
Annual interest rate	0.38%-0.50%	0.50%-0.77%
Maturity date	Due in January 2015	Due by February 2016

19.	PROVISIONS

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Sales returns and allowances	$10,445.5	$10,163.5
Warranties	19.8	46.3

	$10,465.3	$10,209.8

Current portion	$10,445.5	$10,163.5
Noncurrent portion (classified under other noncurrent liabilities)	19.8	46.3

	$10,465.3	$10,209.8

	Sales Returns and Allowances	Warranties	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Year ended December 31, 2013
Balance, beginning of year	$6,038.0	$4.9	$6,042.9
Provision	6,633.3	6.2	6,639.5
Payment	(5,042.8)	(0.9)	(5,043.7)
Effect of deconsolidation of subsidiary	(37.7)	—	(37.7)
Effect of exchange rate changes	13.0	0.3	13.3

Balance, end of year	$7,603.8	$10.5	$7,614.3

Year ended December 31, 2014
Balance, beginning of year	$7,603.8	$10.5	$7,614.3
Provision	10,506.4	11.4	10,517.8
Payment	(7,679.3)	(1.6)	(7,680.9)
Reclassification as held for sale	(7.6)	—	(7.6)
Effect of exchange rate changes	22.2	(0.5)	21.7

Balance, end of year	$10,445.5	$19.8	$10,465.3

Year ended December 31, 2015
Balance, beginning of year	$10,445.5	$19.8	$10,465.3
Provision	17,723.2	41.8	17,765.0
Payment	(18,133.1)	(14.7)	(18,147.8)
Effect of acquisition of subsidiary	126.0	—	126.0
Effect of exchange rate changes	1.9	(0.6)	1.3

Balance, end of year	$10,163.5	$46.3	$10,209.8

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same year of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The best estimate has been made on the basis of historical warranty trends of business.

20.	BONDS PAYABLE

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Noncurrent portion
Domestic unsecured bonds	$166,200.0	$166,200.0
Overseas unsecured bonds	47,577.0	49,342.5

	213,777.0	215,542.5
Less: Discounts on bonds payable	(103.2)	(67.3)
Less: Current portion	—	(23,510.1)

Total	$213,673.8	$191,965.1

The major terms of domestic unsecured bonds are as follows:

			Total Amount
			NT$	Coupon	Repayment and
Issuance	Tranche	Issuance Period	(In Millions)	Rate	Interest Payment
100-1	A	September 2011 to September 2016	$10,500.0	1.40%	Bullet repayment; interest payable annually
	B	September 2011 to September 2018	7,500.0	1.63%	The same as above
100-2	A	January 2012 to January 2017	10,000.0	1.29%	The same as above
	B	January 2012 to January 2019	7,000.0	1.46%	The same as above
101-1	A	August 2012 to August 2017	9,900.0	1.28%	The same as above
	B	August 2012 to August 2019	9,000.0	1.40%	The same as above
101-2	A	September 2012 to September 2017	12,700.0	1.28%	The same as above
	B	September 2012 to September 2019	9,000.0	1.39%	The same as above
101-3	-	October 2012 to October 2022	4,400.0	1.53%	The same as above
101-4	A	January 2013 to January 2018	10,600.0	1.23%	The same as above
	B	January 2013 to January 2020	10,000.0	1.35%	The same as above
	C	January 2013 to January 2023	3,000.0	1.49%	The same as above
102-1	A	February 2013 to February 2018	6,200.0	1.23%	The same as above
	B	February 2013 to February 2020	11,600.0	1.38%	The same as above
	C	February 2013 to February 2023	3,600.0	1.50%	The same as above

(Continued)

			Total Amount
			NT$	Coupon	Repayment and
Issuance	Tranche	Issuance Period	(In Millions)	Rate	Interest Payment
102-2	A	July 2013 to July 2020	$10,200.0	1.50%	Bullet repayment; interest payable annually
	B	July 2013 to July 2023	3,500.0	1.70%	The same as above
102-3	A	August 2013 to August 2017	4,000.0	1.34%	The same as above
	B	August 2013 to August 2019	8,500.0	1.52%	The same as above
102-4	A	September 2013 to September 2016	1,500.0	1.35%	The same as above
	B	September 2013 to September 2017	1,500.0	1.45%	The same as above
	C	September 2013 to March 2019	1,400.0	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600.0	1.85%	The same as above
	E	September 2013 to March 2023	5,400.0	2.05%	The same as above
	F	September 2013 to September 2023	2,600.0	2.10%	Bullet repayment; interest payable annually

(Concluded)

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount US$ (In Millions)	Coupon Rate	Repayment and Interest Payment
April 2013 to April 2016	$350.0	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150.0	1.625%	The same as above

21.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, Xintec, Mutual-Pak, TSMC SSL, TSMC Solar and VisEra Tech have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Technology, TSMC Solar NA and TSMC Solar Europe GmbH also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$1,590.4 million, NT$1,743.6 million and NT$2,002.6 million in the consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2013, 2014 and 2015, respectively.

b.	Defined benefit plans

TSMC, Xintec, TSMC SSL and TSMC Solar have defined benefit plans under the Labor Standards Law in Taiwan that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The Funds are operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds. TSMC revised its defined benefit plan in the fourth quarter of 2013 to set the employee’s mandatory retirement age. Such plan changes have been reflected in the actuarial results as of December 31, 2013.

Amounts recognized in the consolidated statements of profit or loss and other comprehensive income in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Service cost:
Current service cost	$134.8	$161.9	$134.5
Past service cost	(655.2)	—	—
Net interest expense	116.6	143.8	144.4

Components of defined benefit costs recognized in profit or loss	(403.8)	305.7	278.9

Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	15.7	(7.0)	(13.7)
Actuarial loss (gain) arising from experience adjustments	1,294.5	(101.5)	297.1
Actuarial loss (gain) arising from changes in financial assumptions	(656.5)	(150.0)	544.3

Components of defined benefit costs recognized in other comprehensive income	653.7	(258.5)	827.7

Total	$249.9	$47.2	$1,106.6

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Cost of revenue	$(262.9)	$198.4	$189.5
Research and development expenses	(105.3)	80.7	81.3
General and administrative expenses	(28.7)	21.1	3.1
Marketing expenses	(6.9)	5.5	5.0

	$(403.8)	$305.7	$278.9

The amounts arising from the defined benefit obligation of the Company in the consolidated statements of financial position were as follows:

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Present value of defined benefit obligation	$10,265.3	$11,318.1
Fair value of plan assets	(3,697.5)	(3,870.1)

Net defined benefit liability	$6,567.8	$7,448.0

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$10,133.4	$10,329.5	$10,265.3
Current service cost	134.8	161.9	134.5
Interest expense	175.6	220.1	228.4
Remeasurement losses/(gains):
Actuarial loss (gain) arising from experience adjustments	1,294.5	(101.5)	297.1
Actuarial loss (gain) arising from changes in financial assumptions	(656.5)	(150.0)	544.3
Benefits paid from plan assets	(50.5)	(105.0)	(146.1)
Benefits paid directly by the Company	(7.0)	(23.2)	(5.4)
Reclassification as held for sale	—	(66.5)	—
Effect of plan changes	(655.2)	—	—
Effect of deconsolidation of subsidiary	(39.6)	—	—

Balance, end of year	$10,329.5	$10,265.3	$11,318.1

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$3,352.6	$3,527.8	$3,697.5
Interest income	59.0	76.3	84.0
Remeasurement gains/(losses):
Return on plan assets (excluding amounts included in net interest expense)	(15.7)	7.0	13.7
Contributions from employer	219.0	222.0	221.0
Benefits paid from plan assets	(50.5)	(105.0)	(146.1)
Reclassification as held for sale	—	(30.6)	—
Effect of deconsolidation of subsidiary	(36.6)	—	—

Balance, end of year	$3,527.8	$3,697.5	$3,870.1

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Cash	$702.5	$690.8
Equity instruments	1,848.8	2,070.1
Debt instruments	1,146.2	1,109.2

	$3,697.5	$3,870.1

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2014	December 31, 2015
Discount rate	2.25%	1.90%
Future salary increase rate	3.00%	3.00%

Through the defined benefit plans under the Labor Standards Law, the Company is exposed to the following risks:

1)	Investment risk: The pension funds are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the government’s designated authorities or under the mandated management. However, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

2)	Interest risk: A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the debt investments of the plan assets.

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$767.1 million and NT$844.1 million as of December 31, 2014 and 2015, respectively.

3)	Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$756.2 million and NT$830.7 million as of December 31, 2014 and 2015, respectively.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated statements of financial position.

The Company expects to make contributions of NT$227.1 million to the defined benefit plans in the next year starting from December 31, 2015. The weighted average duration of the defined benefit obligation is 14 years.

22.	GUARANTEE DEPOSITS

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Capacity guarantee	$30,132.1	$27,549.6
Others	164.1	183.0

	$30,296.2	$27,732.6

Current portion (classified under accrued expenses and other current liabilities)	$4,757.7	$6,167.8
Noncurrent portion	25,538.5	21,564.8

	$30,296.2	$27,732.6

Starting from the second quarter of 2015, some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

23.	EQUITY

a.	Capital stock

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Authorized shares	28,050.0	28,050.0

Authorized capital	$280,500.0	$280,500.0

Issued and paid shares	25,929.6	25,930.3

Issued capital	$259,296.6	$259,303.8

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500.0 million shares allocated for the exercise of employee stock options.

As of December 31, 2015, 1,072.6 million ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,363.2 million shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Additional paid-in capital	$24,054.0	$24,185.0
From merger	22,804.5	22,804.5
From convertible bonds	8,892.9	8,892.9
From share of changes in equities of subsidiaries	104.3	100.8
From share of changes in equities of associates and joint venture	107.7	317.0

	$55,963.4	$56,300.2

Under the Company Law, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries may be used to offset a deficit.

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

In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. Accordingly, the Company expects to make amendments to the Company’s Articles of Incorporation to be approved during the 2016 annual shareholders’ meeting. For information about the accrual basis of profit sharing bonus to employees and compensation to directors for the years ended December 31, 2013, 2014 and 2015, and the actual appropriations for the years ended December 31, 2013 and 2014, please refer to employee benefits expense in Note 32.

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

The appropriations of 2013 and 2014 earnings have been approved by TSMC’s shareholders in its meetings held on June 24, 2014 and on June 9, 2015, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2013	Year 2014	Year 2013	Year 2014
	NT$	NT$
	(In Millions)	(In Millions)
Legal capital reserve	$18,814.7	$26,389.9
Special capital reserve	(2,785.8)	—
Cash dividends to shareholders	77,785.9	116,683.5	$3.0	$4.5

	$93,814.8	$143,073.4

TSMC’s appropriations of earnings for 2015 had been approved in the meeting of the Board of Directors held on February 2, 2016. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2015	For Fiscal Year 2015
	NT$
	(In Millions)
Legal capital reserve	$30,657.4
Cash dividends to shareholders	155,582.3	$6.0

	$186,239.7

The appropriations of earnings for 2015 are to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 7, 2016 (expected).

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2013
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$(10,753.8)	$7,973.3	$—	$(2,780.5)
Exchange differences arising on translation of foreign operations	3,667.7	—	—	3,667.7
Changes in fair value of available-for-sale financial assets	—	14,554.7	—	14,554.7
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(1,256.3)	—	(1,256.3)
Share of other comprehensive income/(loss) of associates and joint venture	(55.0)	2.6	(0.1)	(52.5)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	0.7	—	—	0.7
Income tax effect	—	36.5	—	36.5

Balance, end of year	$(7,140.4)	$21,310.8	$(0.1)	$14,170.3

	Year Ended December 31, 2014
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$(7,140.4)	$21,310.8	$(0.1)	$14,170.3
Exchange differences arising on translation of foreign operations	11,769.5	—	—	11,769.5
Other comprehensive income/losses reclassified to profit or loss upon disposal of subsidiaries	0.1	—	—	0.1
Changes in fair value of available-for-sale financial assets	—	229.5	—	229.5
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(279.5)	—	(279.5)
Share of other comprehensive income/(loss) of associates and joint venture	(130.1)	(5.3)	(0.2)	(135.6)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	3.0	(2.9)	—	0.1
Income tax effect	—	(5.1)	—	(5.1)

Balance, end of year	$4,502.1	$21,247.5	$(0.3)	$25,749.3

	Year Ended December 31, 2015
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$4,502.1	$21,247.5	$(0.3)	$25,749.3
Exchange differences arising on translation of foreign operations	8,061.8	—	—	$8,061.8
Other comprehensive income/losses reclassified to profit or loss upon disposal of subsidiaries	138.1	—	—	138.1

(Continued)

	Year Ended December 31, 2015
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Changes in fair value of available-for-sale financial assets	$—	$(5.6)	$—	$(5.6)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(1,595.4)	(20,475.2)	—	(22,070.6)
Share of other comprehensive income/(loss) of associates and joint venture	(60.6)	(18.0)	(0.3)	(78.9)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	(6.1)	2.1	—	(4.0)
Income tax effect	—	(16.0)	—	(16.0)

Balance, end of year	$11,039.9	$734.8	$(0.6)	$11,774.1

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

e.	Noncontrolling interests

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$2,543.2	$266.7	$127.2
Share of noncontrolling interests
Net loss	(127.9)	(117.8)	(18.0)
Exchange differences arising on translation of foreign operations	0.8	1.5	0.1
Other comprehensive income/losses reclassified to profit or loss upon disposal of subsidiaries	—	—	0.1
Changes in fair value of available-for-sale financial assets	2.8	14.8	(8.1)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(10.8)	(1.4)	(0.1)
Stock option compensation cost of subsidiary	5.3	—	—
Share of other comprehensive income/(loss) of associates and joint venture	0.2	0.2	(0.1)
Remeasurement of defined benefit obligation	0.3	0.8	—
Income tax expense related to remeasurement	—	(0.1)	—
Adjustments to share of changes in equities of associates and joint venture	—	—	(4.2)
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	(62.4)	32.7	31.1
From share of changes in equities of subsidiaries	—	(3.5)	3.5
Increase (decrease) in noncontrolling interests	188.4	(66.7)	(50.2)
Effect of deconsolidation of subsidiary	(2,273.2)	—	—
Effect of acquisition of subsidiary	—	—	923.7
Effect of disposal of subsidiary	—	—	(42.6)

Balance, end of year	$266.7	$127.2	$962.4

24.	SHARE-BASED PAYMENT

a.	Optional exemption from applying IFRS 2 “Share-based Payment” (IFRS 2)

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2002 Plan, TSMC 2003 Plan and TSMC 2004 Plan, were approved by the Securities and Futures Bureau on June 25, 2002, October 29, 2003 and January 6, 2005, respectively. The maximum number of stock options authorized to be granted under the TSMC 2002 Plan, TSMC 2003 Plan and TSMC 2004 Plan was 100 million, 120 million and 11 million, respectively, with each stock option eligible to subscribe for one common share of TSMC when exercised. The stock options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The stock options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the stock options are granted at an exercise price equal to the closing price of TSMC’s common shares quoted on the TWSE on the grant date.

The Company did not issue employee stock option plans for years ended December 31, 2013, 2014 and 2015. Information about the TSMC’s outstanding employee stock options is described as follows:

	Number of Stock Options (In Millions)	Weighted- average Exercise Price (NT$)
Year ended December 31, 2013
Balance, beginning of year	5.9	$34.6
Options exercised	(4.2)	29.8

Balance, end of year	1.7	45.9

Balance exercisable, end of year	1.7	45.9

Year ended December 31, 2014
Balance, beginning of year	1.7	$45.9
Options exercised	(1.0)	45.0

Balance, end of year	0.7	47.2

Balance exercisable, end of year	0.7	47.2

Year ended December 31, 2015
Balance, beginning of year	0.7	$47.2
Options exercised	(0.7)	47.2

Balance, end of year	—	—

Balance exercisable, end of year	—	—

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

The employee stock options have been fully exercised in the second quarter of 2015.

Information about TSMC’s outstanding stock options was as follows:

December 31, 2014
Weighted-average
Range of Exercise Price	Remaining Contractual Life
(NT$)	(Years)
$47.2	0.4

b.	Application of IFRS 2

The Board of Directors of TSMC SSL approved on December 18, 2012 the issuance of new shares and allocated 17.0 million shares for 2013 stock option plan, for their employees to subscribe to, according to the Company Law. The aforementioned stock options were fully vested on the grant date.

Information about TSMC SSL’s employee stock options related to the aforementioned new shares issued was as follows:

Weighted-
	Number of	average
	Stock Options	Exercise Price
	(In Millions)	(NT$)
Year ended December 31, 2013
Balance, beginning of year	—	$—
Options granted	17.0	10.0
Options exercised	(17.0)	10.0

Balance, end of year	—	—

Balance exercisable, end of year	—	—

Weighted-average fair value of options granted (NT$/share)	$—

The grant date of aforementioned stock options was April 10, 2013. TSMC SSL used the Black-Scholes model to determine the fair value of the stocks options. The valuation assumptions were as follows:

2013 Stock Option Plan
Valuation assumptions:
Stock price on grant date (NT$/share)	$4.6
Exercise price (NT$/share)	$10.0
Expected volatility	51.68%
Expected life	31 days
Risk free interest rate	0.60%

The stock price of TSMC SSL on grant date was determined based on the cost approach. The expected volatility was calculated using the historical rate of return based on the TWSE Optoelectronic Index.

The fair value of the aforementioned stock options was close to nil, and accordingly, no compensation cost was recognized.

25.	NET REVENUE

The analysis of the Company’s net revenue was as follows:

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Net revenue from sale of goods	$596,517.0	$762,176.9	$842,997.6
Net revenue from royalties	507.2	629.6	499.8

	$597,024.2	$762,806.5	$843,497.4

26.	OTHER OPERATING INCOME AND EXPENSES, NET

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Impairment loss on property, plant and equipment	$—	$(239.9)	$(2,545.6)
Gain on disposal of property, plant and equipment and intangible assets, net	48.8	14.5	433.5
Gain from lease agreement modification	—	—	430.0
Impairment loss on noncurrent assets held for sale	—	(735.5)	—
Others	(1.7)	(41.2)	(198.5)

	$47.1	$(1,002.1)	$(1,880.6)

27.	OTHER INCOME

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Interest income
Bank deposits	$1,808.3	$2,705.1	$3,928.0
Structured product	—	14.7	88.7
Held-to-maturity financial assets	22.4	8.2	76.8
Available-for-sale financial assets	5.3	2.7	35.8

	1,836.0	2,730.7	4,129.3
Dividend income	506.1	649.7	621.5

	$2,342.1	$3,380.4	$4,750.8

28.	FINANCE COSTS

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Interest expense
Corporate bonds	$2,501.8	$3,082.9	$3,103.7
Bank loans	110.7	133.5	74.6
Finance leases	19.6	19.7	11.7
Others	14.7	0.2	0.3

	$2,646.8	$3,236.3	$3,190.3

29.	OTHER GAINS AND LOSSES

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Gain on disposal of financial assets, net
Available-for-sale financial assets	$1,311.8	$362.4	$22,157.9
Gain (loss) on disposal of investments accounted for using equity method, net	(0.8)	2,054.4	2,492.1
Gain on deconsolidation of subsidiary	293.6	—	—
Loss on disposal of subsidiary	—	(0.1)	(138.2)
Settlement income	899.8	—	—
Other gains	394.3	356.9	189.3
Net gain (loss) on financial instruments at FVTPL
Held for trading	196.7	(1,889.5)	(1,769.3)
Reversal gain (impairment loss) of financial assets
Available-for-sale financial assets	(1,538.9)	(211.5)	(154.7)
Investment accounted for using equity method	1,186.7	—	—
Fair value hedges
Loss from hedging instruments	(5,602.8)	(10,577.7)	(134.1)
Gain (loss) arising from changes in fair value of available-for-sale financial assets in hedge effective portion	5,071.1	10,088.6	(305.6)
Other losses	(106.5)	(155.5)	(145.9)

	$2,105.0	$28.0	$22,191.5

30.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Current income tax expense
Current tax expense recognized in the current year	$29,038.2	$49,779.0	$61,297.7
Income tax adjustments on prior years	(2,991.9)	(4,417.5)	(12,661.2)
Other income tax adjustments	(10.6)	230.0	247.8

	26,035.7	45,591.5	48,884.3

Deferred income tax expense (benefit)
The origination and reversal of temporary differences	751.0	(427.4)	(1,542.8)
Investment tax credits and operating loss carryforward	5,325.1	2,725.8	303.2

	6,076.1	2,298.4	(1,239.6)

Income tax expense recognized in profit or loss	$32,111.8	$47,889.9	$47,644.7

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Income before tax	$215,961.5	$302,073.5	$350,477.6

Income tax expense at the statutory rate	$38,539.2	$52,766.4	$60,674.4
Tax effect of adjusting items:
Deductible items in determining taxable income	(1,498.6)	(1,132.8)	(6,340.4)
Tax-exempt income	(8,612.0)	(20,415.8)	(22,144.3)
Additional income tax under the Alternative Minimum Tax Act	—	4,081.2	6,041.6
Additional income tax on unappropriated earnings	14,196.1	23,771.5	27,543.6
The origination and reversal of temporary differences	751.0	(427.4)	(1,542.8)
Income tax credits	(3,137.0)	(3,275.1)	(4,243.6)
Remeasurement of investment tax credits	(3,460.9)	(3,188.3)	—
Remeasurement of operating loss carryforward	(1,663.5)	(102.3)	69.6

	35,114.3	52,077.4	60,058.1
Income tax adjustments on prior years	(2,991.9)	(4,417.5)	(12,661.2)
Other income tax adjustments	(10.6)	230.0	247.8

Income tax expense recognized in profit or loss	$32,111.8	$47,889.9	$47,644.7

For the years ended December 31, 2013, 2014 and 2015, the Company applied a tax rate of 17% for entities subject to the Income Tax Law of the Republic of China; for other jurisdictions, the Company measures taxes by using the applicable tax rate for each individual jurisdiction.

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Deferred income tax benefit (expense)
Related to remeasurement of defined benefit obligation	$77.7	$(31.9)	$99.3
Related to unrealized gain/loss on available-for-sale financial assets	36.5	(5.1)	(16.0)

	$114.2	$(37.0)	$83.3

c.	Deferred income tax balance

The analysis of deferred income tax assets and liabilities in the consolidated statements of financial position was as follows:

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$1,011.1	$2,853.0
Provision for sales returns and allowance	1,230.8	1,141.5
Net defined benefit liability	787.4	895.5
Unrealized loss on inventories	591.9	622.8
Deferred compensation cost	255.6	316.3
Goodwill from business combination	195.4	10.0
Others	749.6	531.4
Operating loss carryforward	317.0	14.5

	$5,138.8	$6,385.0

Deferred income tax liabilities
Temporary differences
Available-for-sale financial assets	$(15.3)	$(31.3)
Unrealized exchange gains	(184.4)	—

	$(199.7)	$(31.3)

	Year Ended December 31, 2013
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Deconsolidation of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Investment tax credits	$7,324.2	$(5,349.0)	$—	$(19.3)	$—	$1,955.9
Temporary differences
Depreciation	1,502.7	(865.0)	—	(15.4)	22.5	644.8
Provision for sales returns and allowance	717.9	188.2	—	(6.4)	0.7	900.4
Net defined benefit liability	807.2	(71.0)	77.7	(0.5)	—	813.4
Available-for-sale financial assets	224.6	(254.9)	36.5	—	—	6.2
Unrealized loss on inventories	404.7	32.7	—	—	1.0	438.4
Goodwill from business combination	329.8	35.1	—	—	8.8	373.7
Deferred compensation cost	132.3	131.1	—	—	4.0	267.4
Others	624.6	52.8	—	(4.0)	11.2	684.6
Operating loss carryforward	1,043.3	23.9	—	(32.9)	25.9	1,060.2

	$13,111.3	$(6,076.1)	$114.2	$(78.5)	$74.1	$7,145.0

	Year Ended December 31, 2014
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Reclassification as Held For Sale	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Investment tax credits	$1,955.9	$(1,955.9)	$—	$—	$—	$—
Temporary differences
Provision for sales returns and allowance	900.4	328.2	—	—	2.2	1,230.8
Depreciation	644.8	339.3	—	20.1	6.9	1,011.1
Net defined benefit liability	813.4	4.5	(31.9)	1.4	—	787.4
Unrealized loss on inventories	438.4	150.9	—	—	2.6	591.9
Deferred compensation cost	267.4	(27.7)	—	—	15.9	255.6
Goodwill from business combination	373.7	(193.2)	—	—	14.9	195.4
Available-for-sale financial assets	6.2	(6.2)	—	—	—	—
Others	684.6	26.2	—	0.5	38.3	749.6
Operating loss carryforward	1,060.2	(769.9)	—	(22.4)	49.1	317.0

	$7,145.0	$(2,103.8)	$(31.9)	$(0.4)	$129.9	$5,138.8

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$—	$(184.4)	$—	$—	$—	$(184.4)
Available-for-sale financial assets	—	(10.2)	(5.1)	—	—	(15.3)

	$—	$(194.6)	$(5.1)	$—	$—	$(199.7)

	Year Ended December 31, 2015
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Acquisition of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$1,011.1	$1,808.7	$—	$11.9	$21.3	$2,853.0
Provision for sales returns and allowance	1,230.8	(104.4)	—	13.8	1.3	1,141.5
Net defined benefit liability	787.4	8.8	99.3	—	—	895.5
Unrealized loss on inventories	591.9	25.1	—	4.1	1.7	622.8
Deferred compensation cost	255.6	49.4	—	—	11.3	316.3
Goodwill from business combination	195.4	(185.8)	—	—	0.4	10.0
Others	749.6	(243.4)	—	0.2	25.0	531.4
Operating loss carryforward	317.0	(303.2)	—	—	0.7	14.5

	$5,138.8	$1,055.2	$99.3	$30.0	$61.7	$6,385.0

Deferred income tax liabilities
Temporary differences
Available-for-sale financial assets	$(15.3)	$—	$(16.0)	$—	$—	$(31.3)
Unrealized exchange gains	(184.4)	184.4	—	—	—	—

	$(199.7)	$184.4	$(16.0)	$—	$—	$(31.3)

d.	The investment operating loss carryforward and deductible temporary differences for which no deferred income tax assets have been recognized in the consolidated statements of financial position

The information of the operating loss carryforward for which no deferred tax assets have been recognized was as follows:

	December 31, 2014	December 31, 2015
Expiry year
2016 - 2019	$41.9	$85.4
2020 - 2025	7,502.2	97.8

	$7,544.1	$183.2

As of December 31, 2014 and 2015, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$2,088.4 million and NT$1,972.3 million, respectively.

e.	Unused operating loss carryforward and tax-exemption information

As of December 31, 2015, operating loss carryforward of Mutual-Pak consisted of the following:

Remaining Creditable Amount
Expiry Year
2016 - 2019	$85.4
2020 - 2025	183.2

$268.6

As of December 31, 2015, the profits generated from the following projects of TSMC are exempt from income tax for a five-year period:

Tax-exemption Period
Construction and expansion of 2006 by TSMC	2011 to 2015
Construction and expansion of 2007 by TSMC	2014 to 2018
Construction and expansion of 2008 by TSMC	2015 to 2019
Construction and expansion of 2009 by TSMC	2018 to 2022

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2014 and 2015, the aggregate taxable temporary differences associated with investments in subsidiaries not unrecognized as deferred income tax liabilities amounted to NT$41,365.5 million and NT$80,919.3 million, respectively.

g.	Integrated income tax information

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Balance of the Imputation
Credit Account - TSMC	$35,353.2	$59,973.5

The actual and estimated creditable ratio for distribution of TSMC’s earnings of 2014 and 2015 were 11.13% and 12.71%, respectively; however, effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China will be half of the original creditable ratio according to the revised Article 66—6 of the Income Tax Law.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

h.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2012. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

31.	EARNINGS PER SHARE

	Years Ended December 31
	2013	2014	2015
	(NT$)	(NT$)	(NT$)
Basic EPS	$7.10	$9.81	$11.68

Diluted EPS	$7.10	$9.81	$11.68

EPS is computed as follows:

	Amounts (Numerator) NT$ (In Millions)	Number of Shares (Denominator) (In Millions)	EPS (NT$)
Year ended December 31, 2013
Basic EPS
Net income available to common shareholders of the parent	$183,977.6	25,927.8	$7.10

Effect of dilutive potential common shares	—	1.8

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$183,977.6	25,929.6	$7.10

Year ended December 31, 2014
Basic EPS
Net income available to common shareholders of the parent	$254,301.4	25,929.3	$9.81

Effect of dilutive potential common shares	—	0.8

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$254,301.4	25,930.1	$9.81

Year ended December 31, 2015
Basic EPS
Net income available to common shareholders of the parent	$302,850.9	25,930.3	$11.68

Effect of dilutive potential common shares	—	0.1

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$302,850.9	25,930.4	$11.68

32.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
a. Depreciation of property, plant and equipment
Recognized in cost of revenue	$141,002.2	$183,750.9	$204,126.2
Recognized in operating expenses	12,952.5	13,869.4	15,152.2
Recognized in other operating income and expenses	25.1	24.9	25.0

	$153,979.8	$197,645.2	$219,303.4

b. Amortization of intangible assets
Recognized in cost of revenue	$1,154.7	$1,356.9	$1,642.1
Recognized in operating expenses	1,047.3	1,249.4	1,560.1

	$2,202.0	$2,606.3	$3,202.2

c. Research and development costs expensed as incurred	$47,952.0	$56,828.8	$65,544.6

d. Employee benefits expenses
Post-employment benefits (Note 21)
Defined contribution plans	$1,590.4	$1,743.6	$2,002.6
Defined benefit plans	(403.8)	305.7	278.9

	1,186.6	2,049.3	2,281.5
Equity-settled share-based payments	5.3	—	—
Other employee benefits	65,514.1	79,385.1	88,929.4

	$66,706.0	$81,434.4	$91,210.9

Employee benefits expense summarized by function
Recognized in cost of revenue	$39,830.3	$48,199.8	$52,983.2
Recognized in operating expenses	26,875.7	33,234.6	38,227.7

	$66,706.0	$81,434.4	$91,210.9

Under the Company Act as amended in May 2015, the Company’s Articles of Incorporation should stipulate a fixed amount or ratio of annual profit to be distributed as profit sharing bonus to employees. The Company expects to make amendments to the Company’s Articles of Incorporation to be approved during the 2016 annual shareholders’ meeting.

TSMC accrued profit sharing bonus to employees based on certain percentage of net income during the period, which amounted to NT$12,634.7 million and NT$17,646.0 million for the years ended December 31, 2013 and 2014, respectively. TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$20,556.9 million for the year ended December 31, 2015. Compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$12,634.7 million and NT$104.1 million in cash for 2013, respectively, and profit sharing bonus to employees and compensation to directors in the amounts of NT$17,646.0 million and NT$406.8 million in cash for 2014, respectively, had been approved by the shareholders in its meetings held on June 24, 2014 and June 9, 2015, respectively. The aforementioned approved amount has no difference with the one approved by the Board of Directors in its meetings held on February 18, 2014 and February 10, 2015 and the same amount had been charged against earnings of 2013 and 2014, respectively.

The Board of Directors of TSMC held on February 2, 2016 approved the profit sharing bonus to employees and compensation to directors in the amounts of NT$20,556.9 million and NT$356.2 million in cash for payment in 2015, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2015. The appropriations of profit sharing bonus to employees and compensation to directors for 2015 are to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 7, 2016 (expected).

33.	CONSOLIDATION OF SUBSIDIARY

Due to a Chinese consortium’s acquisition of OVT, major shareholders of VisEra Holding and OVT Taiwan, the Company acquired OVT’s 49.1% ownership in VisEra Holding and 100% ownership in OVT Taiwan on November 20, 2015. The related information is as follows:

a.	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred NT$ (In Millions)
VisEra Holding	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	November 20, 2015	49.1	$ 3,536.1
OVT Taiwan	Investment activities	November 20, 2015	100	$ 394.7

b.	Considerations transferred

	VisEra Holding	OVT Taiwan
	NT$	NT$
	(In Millions)	(In Millions)
Cash	$3,536.1	$394.7

c.	Assets acquired and liabilities assumed at the date of acquisition

		VisEra Holding	OVT Taiwan
		NT$	NT$
		(In Millions)	(In Millions)
	Current assets
	Cash and cash equivalents	$3,858.5	$20.7
	Accounts receivable	512.0	—
	Inventories	59.1	—
	Other financial assets	706.5	373.8
	Other current assets	26.4	0.2
	Noncurrent assets
	Investments accounted for using equity method	721.6	—
	Property, plant and equipment	2,651.2	—
	Intangible assets	12.1	—
	Deferred income tax assets	30.0	—
	Refundable deposits	15.6	—

		8,593.0	394.7

	Current liabilities
	Financial liabilities at fair value through profit or loss	1.0	—
	Accounts payable	87.5	—
	Salary and bonus payable	183.1	—
	Accrued profit sharing bonus to employees and compensation to directors and supervisors	45.8	—
	Payables to contractors and equipment suppliers	132.3	—
	Income tax payable	47.9	—
	Provisions	126.0	—
	Accrued expenses and other current liabilities	102.8	—
	Noncurrent liabilities
	Guarantee deposits	1.3	—

		727.7	—

	Net assets	$7,865.3	$394.7

d.	Goodwill arising on acquisition

		VisEra Holding
		NT$
		(In Millions)
	Consideration transferred	$3,536.1
	Fair value of investments previously owned	3,458.2
	Less: Fair value of identifiable net assets acquired	(7,865.3)
	Noncontrolling interests	923.7

	Goodwill arising on acquisition	$52.7

e.	Net cash outflow on acquisition of subsidiaries

	VisEra Holding	OVT Taiwan
	NT$	NT$
	(In Millions)	(In Millions)
Consideration paid in cash	$3,536.1	$394.7
Less: Cash and cash equivalent balances acquired	(3,858.5)	(20.7)

	$(322.4)	$374.0

f.	Impact of acquisitions on the results of the Company

The results of VisEra Holding since the acquisition date included in the consolidated statements of profit or loss and other comprehensive income were as follows:

VisEra Holding
NT$
(In Millions)
Net revenue	$254.3

Net income	$13.9

Had the business combination of VisEra Holding been in effect on January 1, 2015, the Company’s net revenue and net income for the year ended December 31, 2015 would have been NT$846,401.8 million and NT$302,964.4 million, respectively. This pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on January 1, 2015, nor is it intended to be a projection of future results. The aforementioned pro-forma net revenue and net income were calculated based on the fair value of assets acquired and liabilities assumed at the date of acquisition.

34.	DISPOSAL OF SUBSIDIARY

In January 2015, the Board of Directors of TSMC approved a sale of TSMC SSL common shares of 565.5 million held by TSMC and TSMC Guang Neng to Epistar Corporation. Accordingly, the Company reclassified TSMC SSL as a disposal group held for sale in its consolidated statements of financial position as of December 31, 2014. The expected fair value less costs to sell is substantially lower than the carrying amount of the related net assets of TSMC SSL; as such, impairment losses of NT$735.5 million were recognized under other operating gains and losses in the Company’s consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2014. The transaction was completed in February 2015.

a.	Consideration received from the disposal

NT$
(In Millions)
Total consideration received	$825.0
Expenditure associated with consideration received	(142.5)

Net consideration received	$682.5

b.	Analysis of assets and liabilities over which the control was lost

NT$
(In Millions)
Assets
Cash and cash equivalents	$81.5
Inventories	28.5
Other current assets	91.3
Property, plant and equipment	643.7
Intangible assets	47.4
Others	51.8

944.2

Liabilities
Salary and bonus payable	38.2
Accrued expenses and other current liabilities	68.1
Net defined benefit liability	35.9
Others	76.9

219.1

Net assets disposed of	$725.1

c.	Gain/loss on disposal of subsidiary

NT$
(In Millions)
Net consideration received	$682.5
Net assets disposed of	(725.1)
Noncontrolling interests	42.6

Gain/loss on disposal of subsidiary	$—

d.	Net cash inflow arising from disposal of subsidiary

NT$
(In Millions)
Net consideration received	$682.5
Less: Balance of cash and cash equivalents disposed of	81.5

$601.0

35.	DECONSOLIDATION OF SUBSIDIARY

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

d.	Net cash outflow arising from deconsolidation of the subsidiary

Six Months Ended June 30, 2013
NT$
(In Millions)
The balance of cash and cash equivalents deconsolidated	$979.9

36.	CAPITAL MANAGEMENT

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

37.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	Note	December 31, 2014	December 31, 2015
		NT$	NT$
		(In Millions)	(In Millions)
Financial assets
FVTPL
Held for trading derivatives	a)	$200.4	$6.0
Available-for-sale financial assets	—	75,598.0	18,290.3
Held-to-maturity financial assets	—	4,485.6	16,077.4
Derivative financial instruments in designated hedge accounting relationships	—	—	1.7
Loans and receivables
Cash and cash equivalents	a)	358,530.5	562,688.9
Notes and accounts receivables (including related parties)	a)	115,057.9	85,565.4
Other receivables	a)	4,051.5	4,790.4
Refundable deposits	a)	356.6	430.8

		$558,280.5	$687,850.9

Financial liabilities
FVTPL
Held for trading derivatives	a)	$486.6	$72.6
Derivative financial instruments in designated hedge accounting relationships	—	16,364.3	—
Amortized cost
Short-term loans	—	36,158.5	39,474.0
Accounts payable (including related parties)	a)	23,379.8	19,725.3
Payables to contractors and equipment suppliers	a)	26,983.4	26,012.2
Accrued expenses and other current liabilities	a)	22,248.1	18,900.1
Bonds payable (including long-term liabilities-current portion)	—	213,673.8	215,475.2
Long-term bank loans (including long-term liabilities-current portion)	—	40.0	40.0
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	—	36.0	18.0
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	a)	30,297.6	27,732.6

		$369,668.1	$347,450.0

Note a:	Including those classified to noncurrent assets held for sale or liabilities directly associated with noncurrent assets held for sale as of December 31, 2014.

b.	Financial risk management objectives

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

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the years ended December 31, 2013, 2014 and 2015 would have decreased by NT$172.0 million, NT$331.5 million and NT$902.1 million, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at both fixed and floating interest rates and from fixed income securities. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$0.3 million for all the years ended December 31, 2013, 2014 and 2015.

The Company classified fixed income securities as held-to-maturity and available-for-sale financial assets. Because held-to-maturity fixed income securities are measured at amortized cost, changes in interest rates would not affect the fair value. On the other hand, available-for-sale fixed income securities are exposed to fair value fluctuations caused by changes in interest rates. To manage its exposure to the fair value fluctuations, the Company enters into interest rate futures contract to hedge against price risk caused by changes in risk-free interest rates in the Company’s investments in available-for-sale fixed income securities.

Assuming a hypothetical increase of 100 basis point (1%) in interest rates of available-for-sale fixed income securities at the end of the reporting period, the net income for the year ended December 31, 2015 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the year ended December 31, 2015 would have decreased by NT$271.5 million.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments. To reduce the equity price risk, the Company utilizes some stock forward contracts to partially hedge its exposure.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the years ended December 31, 2013, 2014 and 2015 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the years ended December 31, 2013, 2014 and 2015 would have decreased by NT$931.9 million, NT$148.7 million and NT$260.0 million, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from financing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the consolidated statements of financial position.

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

As of December 31, 2014 and 2015, the Company’s ten largest customers accounted for 76% and 68% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
December 31, 2014
Non-derivative financial liabilities
Short-term loans	$36,164.3	$—	$—	$—	$36,164.3
Accounts payable (including related parties)	23,370.4	—	—	—	23,370.4
Payables to contractors and equipment suppliers	26,980.4	—	—	—	26,980.4
Accrued expenses and other current liabilities	22,177.9	—	—	—	22,177.9
Bonds payable	3,079.9	66,720.5	98,460.6	58,320.2	226,581.2
Long-term bank loans	1.5	19.8	20.8	2.5	44.6
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	18.0	18.0	—	—	36.0
Obligations under finance leases	29.7	59.3	800.4	—	889.4
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	4,757.7	12,851.3	12,687.2	—	30,296.2

	116,579.8	79,668.9	111,969.0	58,322.7	366,540.4

Derivative financial instruments
Forward exchange contracts
Outflows	17,327.2	—	—	—	17,327.2
Inflows	(17,283.1)	—	—	—	(17,283.1)

	44.1	—	—	—	44.1

Cross currency swap contracts
Outflows	47,291.9	—	—	—	47,291.9
Inflows	(46,970.9)	—	—	—	(46,970.9)

	321.0	—	—	—	321.0

Stock forward contracts
Outflows	56,172.6	—	—	—	56,172.6
Inflows	(56,172.6)	—	—	—	(56,172.6)

	—	—	—	—	—

	$116,944.9	$79,668.9	$111,969.0	$58,322.7	$366,905.5

December 31, 2015
Non-derivative financial liabilities
Short-term loans	$39,488.9	$—	$—	$—	$39,488.9
Accounts payable (including related parties)	19,725.3	—	—	—	19,725.3
Payables to contractors and equipment suppliers	26,012.2	—	—	—	26,012.2
Accrued expenses and other current liabilities	18,900.1	—	—	—	18,900.1
Bonds payable	26,495.0	104,462.4	68,378.8	25,981.3	225,317.5
Long-term bank loans	8.8	21.5	12.8	—	43.1
Other long-term payables (classified under accrued expenses and other current liabilities)	18.0	—	—	—	18.0
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,167.8	13,341.1	8,223.7	—	27,732.6

	136,816.1	117,825.0	76,615.3	25,981.3	357,237.7

Derivative financial instruments
Forward exchange contracts
Outflows	23,192.5	—	—	—	23,192.5
Inflows	(23,135.6)	—	—	—	(23,135.6)

	56.9	—	—	—	56.9

	$136,873.0	$117,825.0	$76,615.3	$25,981.3	$357,294.6

f.	Fair value of financial instruments

1)	Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities carried at amortized cost recognized in the consolidated financial statements approximate their fair values.

	December 31, 2014		December 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets
Held-to-maturity financial assets
Corporate bonds/Bank debentures	$—	$—	$8,143.1	$8,146.8
Negotiable certificate of deposit	—	—	4,934.3	4,945.9
Structured product	—	—	3,000.0	2,995.7
Commercial paper	4,485.6	4,486.5	—	—
Financial liabilities
Measured at amortized cost
Bonds payable	213,673.8	213,177.1	215,475.2	216,223.7

2)	Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes interest rate futures contracts, publicly traded stocks, money market funds, government bonds, agency bonds and corporate bonds).

•	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts; and stock forward contracts are measured at the difference between the present value of stock forward price discounted based on the applicable yield curve derived from quoted interest rates and the stock spot price. For investments in corporate issued asset-backed securities, the fair value is determined using quoted market prices or the present value of future cash flows based on the observable yield curves.

•	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

3)	Fair value measurements recognized in the consolidated statements of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets and liabilities measured at fair value on a recurring basis

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets at FVTPL
Derivative financial instruments (Note)	$—	$200.4	$—	$200.4

Available-for-sale financial assets
Publicly traded stocks	$73,797.1	$—	$—	$73,797.1
Money market funds	0.4	—	—	0.4

	$73,797.5	$—	$—	$73,797.5

Financial liabilities at FVTPL
Derivative financial instruments (Note)	$—	$486.6	$—	$486.6

Hedging derivative financial liabilities
Stock forward contract	$—	$16,364.3	$—	$16,364.3

Note:	Including those classified to noncurrent assets held for sale or liabilities directly associated with noncurrent assets held for sale.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets at FVTPL
Derivative financial instruments	$—	$6.0	$—	$6.0

Available-for-sale financial assets
Corporate bonds	$6,267.8	$—	$—	$6,267.8
Corporate issued asset-backed securities	—	3,154.4	—	3,154.4
Agency bonds	2,627.3	—	—	2,627.3
Publicly traded stocks	1,371.5	—	—	1,371.5
Government bonds	878.4	—	—	878.4

	$11,145.0	$3,154.4	$—	$14,299.4

(Continued)

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Hedging derivative financial assets
Interest rate futures contracts	$1.7	$—	$—	$1.7

Financial liabilities at FVTPL
Derivative financial instruments	$—	$72.6	$—	$72.6

(Concluded)

For assets and liabilities held as of December 31, 2014 and 2015 that are measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

There were no purchases and disposals for assets on Level 3 for the years ended December 31, 2013, 2014 and 2015.

Assets and liabilities measured at fair value on a nonrecurring basis

The Company measures certain financial assets at fair value on a nonrecurring basis when they are deemed to be impaired. The valuation processes include controls that are designed to ensure appropriate fair values are recorded. These controls include valuation technique validation, review of key inputs, and analysis of period-over-period fluctuations where appropriate. Due to significant unobservable inputs used, the Company classified these measurements as Level 3.

The Company reviews investments in non-publicly traded stocks and mutual funds for impairment quarterly and records an impairment charge when the Company believes an investment has experienced a significant or prolonged decline in the fair value and carrying value may not be recovered. The Company recognized impairment losses on some of the investments in non-publicly traded stocks and mutual funds in the amount of NT$1,538.9 million, NT$211.5 million and NT$154.7 million for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Financial assets and liabilities not measured at fair value but for which the fair value is disclosed

For investments in bonds, the fair value is determined using active market prices.

For investments in negotiable certificate of deposit, structured product and commercial paper, the fair value is determined using the present value of future cash flows based on the observable yield curves.

The fair value of the Company’s bonds payable is determined using active market prices.

The table below sets out the balances for the Company’s assets and liabilities at amortized cost but for which the fair value is disclosed as of December 31, 2014 and 2015:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Assets
Held-to-maturity securities
Commercial paper	$—	$4,486.5	$—	$4,486.5

Liabilities
Measured at amortized cost
Bonds payable	$213,177.1	$—	$—	$213,177.1

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Assets
Held-to-maturity securities
Corporate bonds/Bank debentures	$8,146.8	$—	$—	$8,146.8
Negotiable certificate of deposit	—	4,945.9	—	4,945.9
Structured product	—	2,995.7	—	2,995.7

	$8,146.8	$7,941.6	$—	$16,088.4

Liabilities
Measured at amortized cost
Bonds payable	$216,223.7	$—	$—	$216,223.7

38.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of transactions between the Company and other related parties:

a.	Net revenue

		Years Ended December 31
		2013	2014	2015
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)
Item	Related Party Categories
Net revenue from sale of goods	Associates	$4,093.0	$4,009.3	$4,254.0
	Joint venture	1.7	1.3	1.2

		$4,094.7	$4,010.6	$4,255.2

Net revenue from royalties	Associates	$497.0	$522.0	$489.4

b.	Purchases

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Related Party Categories
Associates	$10,052.4	$11,644.2	$11,126.4

c.	Receivables from related parties

		December 31, 2014	December 31, 2015
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Categories
Receivables from related parties	Associates	$312.7	$505.7
	Joint venture	0.3	—

		$313.0	$505.7

Other receivables from related parties	Associates	$178.6	$125.0

d.	Payables to related parties

		December 31, 2014	December 31, 2015
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Categories
Payables to related parties	Associates	$1,491.0	$1,150.0
	Joint venture	0.5	—

		$1,491.5	$1,150.0

e.	Acquisition of property, plant and equipment and intangible assets

	Acquisition Price
	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Related Party Categories
Associates	$21.1	$—	$26.2

f.	Disposal of property, plant and equipment

	Proceeds
	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Related Party Categories
Associates	$69.7	$23.4	$—
Joint venture	—	18.0	—

	$69.7	$41.4	$—

	Gains
	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Related Party Categories
Associates	$6.1	$20.0	$—
Joint venture	1.0	17.5	—

	$7.1	$37.5	$—

g.	Others

		Years Ended December 31
		2013	2014	2015
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)
Item	Related Party Categories
Manufacturing expenses	Associates	$934.5	$2,437.4	$2,321.9
	Joint venture	6.6	7.9	12.8

		$941.1	$2,445.3	$2,334.7

Research and development expenses	Associates	$0.9	$87.9	$142.8
	Joint venture	6.3	1.1	1.4

		$7.2	$89.0	$144.2

General and administrative expenses	Associates	$—	$—	$6.0

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment from Xintec and office from VIS, respectively. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to Xintec and VIS quarterly and monthly, respectively; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel for the years ended December 31, 2013, 2014 and 2015 were as follows:

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Short-term employee benefits	$1,356.1	$1,787.8	$1,883.0
Post-employment benefits	9.1	46.8	10.9

	$1,365.2	$1,834.6	$1,893.9

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

39.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for litigation and building lease agreements. As of December 31, 2014 and 2015, the aforementioned other financial assets amounted to NT$293.4 million and NT$177.2 million, respectively.

40.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, factory and office premises from the Science Park Administration and entered into lease agreements for its office premises and certain office equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between February 2016 and March 2035 and can be renewed upon expiration.

The Company expensed the lease payments as follows:

	Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Minimum lease payments	$902.4	$901.2	$996.0

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	December 31, 2014	December 31, 2015
	NT$	NT$
	(In Millions)	(In Millions)
Not later than 1 year	$891.8	$1,099.0
Later than 1 year and not later than 5 years	3,490.8	3,635.2
Later than 5 years	6,576.2	6,921.9

	$10,958.8	$11,656.1

41.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of December 31, 2015, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2015.

c.	In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents were invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC, dismissing all of Keranos’ claims against TSMC with prejudice. Keranos appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit, and in August 2015, the Federal Circuit remanded the case back to the Texas court for further proceedings. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment of noninfringement in favor of TSMC and TSMC North America. Ziptronix, Inc. can appeal the Court’s order. In August 2015, Tessera Technologies, Inc. announced it had acquired Ziptronix. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837.8 million by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. The lock-up period expired on May 1, 2015 and as of October 8, 2015, all ASML shares had been disposed.

Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276.0 million to ASML’s research and development programs from 2013 to 2017. As of December 31, 2015, TSMC has paid EUR166.4 million to ASML under the research and development funding agreement.

f.	In September 2013, Zond Inc. filed a complaint in U.S. District Court for the District of Massachusetts against TSMC, certain TSMC subsidiaries and other companies alleging infringing of several U.S. patents. Subsequently, TSMC and Zond initiated additional legal actions in the U.S. District Courts for the District of Delaware and the District of Massachusetts over several additional patents owned by Zond. In March 2015, all pending litigations between the parties in the U.S. District Courts for the District of Massachusetts and the District of Delaware were dismissed.

g.	In March 2014, DSS Technology Management, Inc. (DSS) filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development and several other companies infringe one U.S. patent. TSMC Development has subsequently been dismissed. In May 2015, the Court entered a final judgment of noninfringement in favor of TSMC and TSMC North America. DSS appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit (Federal Circuit). In November 2015, the Patent Trial and Appeal Board (PTAB) determined after concluding an Inter Partes Review (IPR) that the patent claims asserted by DSS in the District Court litigation are unpatentable. DSS appealed the PTAB’s decision to the Federal Circuit in January 2016. In March 2016, the District Court’s judgment of noninfringement was affirmed by the Federal Circuit. On April 4, 2016, the parties filed dismissal papers with the District Court and the Federal Circuit to end the litigation and the IPR proceeding.

h.	Amounts available under unused letters of credit as of December 31, 2014 and 2015 were NT$222.0 million and NT$144.7 million, respectively.

42.	SIGNIFICANT SUBSEQUENT EVENTS

a.	On February 6, 2016, an earthquake struck Taiwan. The resulting damage was mostly to inventories and equipment. In the first quarter of 2016, the Company recognized related earthquake losses of NT$2,289.1 million, net of insurance claim. Such losses were primarily included in cost of revenue for the three months ended March 31, 2016.

b.	Under an investment agreement entered into with the municipal government of Nanjing, China on March 28, 2016, the Company will make an investment in Nanjing in the amount of approximately US$3 billion to establish a wholly-owned subsidiary managing a 300mm wafer fab and design service center.

43.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

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

b.	Segment revenue and operating results

	Foundry	Others	Elimination	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Year ended December 31, 2013
Net revenue from external customers	$596,615.4	$408.8	$—	$597,024.2
Net revenue from sales among intersegments	—	33.2	(33.2)	—
Income (loss) from operations	212,796.4	(2,727.5)	—	210,068.9
Share of profits (loss) of associates and joint venture	4,115.5	(308.7)	—	3,806.8
Income tax expense	32,111.8	—	—	32,111.8
Year ended December 31, 2014
Net revenue from external customers	762,120.8	685.7	—	762,806.5
Net revenue from sales among intersegments	—	38.1	(38.1)	—
Income (loss) from operations	298,633.6	(2,763.3)	—	295,870.3
Share of profits (loss) of associates and joint venture	4,376.0	(456.2)	—	3,919.8
Income tax expense	47,889.9	—	—	47,889.9
Year ended December 31, 2015
Net revenue from external customers	842,690.2	807.2	—	843,497.4
Income (loss) from operations	320,833.2	(785.4)	—	320,047.8
Share of profits (loss) of associates and joint venture	4,582.0	(385.6)	—	4,196.4
Income tax expense (benefit)	47,646.5	(1.8)	—	47,644.7

c.	Geographic information

	Net Revenue from External Customers			Non-current Assets
	Years Ended December 31			December 31,	December 31,
	2013	2014	2015	2014	2015
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Taiwan	$74,150.3	$88,856.6	$90,169.5	$809,437.8	$844,173.8
United States	423,265.8	524,984.1	566,600.2	8,105.4	8,892.8
Asia	56,533.4	99,916.6	123,705.9	15,380.8	15,890.0
Europe, the Middle East and Africa	41,229.7	46,776.6	57,065.0	8.3	8.2
Others	1,845.0	2,272.6	5,956.8	—	—

	$597,024.2	$762,806.5	$843,497.4	$832,932.3	$868,964.8

The Company categorized the net revenue mainly based on the country in which the customer is headquartered. Non-current assets include property, plant and equipment, intangible assets and other noncurrent assets.

d.	Production information

	Years Ended December 31
Production	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Wafer	$560,685.2	$723,747.6	$802,938.0
Others	36,339.0	39,058.9	40,559.4

	$597,024.2	$762,806.5	$843,497.4

e.	Major customers representing at least 10% of net revenue

	Years Ended December 31
	2013		2014		2015
	Amount	%	Amount	%	Amount	%
	NT$		NT$		NT$
	(In Millions)		(In Millions)		(In Millions)
Customer A	$130,564.0	22	$157,631.4	21	$134,158.4	16
Customer B	5,631.9	1	71,184.6	9	134,117.2	16