Form 20-F
period 2016-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2017-04-13
CIK 1046179

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

No. 8, Li-Hsin Road 6

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchangeon Which Registered
Common Shares, par value NT$10.00 each*	The New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2016, 25,930,380,458 Common Shares, par value NT$10 each were outstanding.

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

i

EX-4.6 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION
EX-12.1 CERTIFICATION OF CO-CEO - RULE 13A-14(A)
EX-12.2 CERTIFICATION OF CO-CEO - RULE 13A-14(A)
EX-12.3 CERTIFICATION OF CFO - RULE 13A-14(A)
EX-13.1 CERTIFICATION OF CO-CEO - RULE 13A-14(B)
EX-13.2 CERTIFICATION OF CO-CEO - RULE 13A-14(B)
EX-13.3 CERTIFICATION OF CFO - RULE 13A-14(B)
EX-99.1 CONSENT OF DELOITTE & TOUCHE

“TSMC”, “tsmc”, “Open Innovation Platform”, “CyberShuttle” and “CoWoS” are some of our registered trademarks used by us in various jurisdictions, including the United States of America. All rights reserved.

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. Important factors that could cause those differences include, but are not limited to:

•	the volatility of the semiconductor and electronics industry;

•	overcapacity in the semiconductor industry;

•	our ability to develop new technologies successfully and remain a technological leader;

•	the increased competition from other companies and our ability to retain and increase our market share;

•	our ability to maintain control over expansion and facility modifications;

•	our reliance on certain major customers;

•	our ability to generate growth and profitability;

•	our ability to hire and retain qualified personnel;

•	our ability to acquire required equipment and supplies necessary to meet business needs;

•	the political stability of our local region; and

•	general local and global economic conditions.

Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the commercial production using 7-nanometer and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry, business expansion plans or new investments as well as business acquisitions and financing plans. Please see “Item 3. Key Information – Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial and Operating Data

The selected consolidated statements of profit or loss and other comprehensive income data and other consolidated financial data for the years ended December 31, 2014, 2015 and 2016, and the selected consolidated statements of financial position data as of December 31, 2015 and 2016, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) issued by the International Accounting Standards Board (IASB) (collectively, “IFRSs”). The selected consolidated statements of profit or loss and other comprehensive income data and other consolidated financial data for the year ended December 31, 2012 and 2013 and the selected consolidated statements of financial position data as of December 31, 2012, 2013 and 2014, set forth below, are derived from our audited consolidated financial statements not included herein.

In addition to preparing financial statements in accordance with IFRSs included in this annual report, we also prepare financial statements in accordance with the IFRSs as adopted for use in Taiwan (“Taiwan-IFRSs”), which we are required to file with the Financial Supervisory Commission (“FSC”) of the Republic of China (“R.O.C.” or “Taiwan”) and Taiwan Stock Exchange (“TWSE”) under the applicable regulations and listing rules of the TWSE. English translations of such financial statements are furnished to the SEC on Form 6-K, which are not incorporated by reference to this or any of our previous annual reports on Form 20-F.

	Year ended and as of December 31,
	2012	2013	2014	2015	2016
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages, earnings per share and per ADS)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Net revenue	506,745	597,024	762,806	843,497	947,938	29,257
Cost of revenue	(262,592)	(315,642)	(385,113)	(433,117)	(473,077)	(14,601)
Gross profit before realized (unrealized) gross profit on sales to associates	244,153	281,382	377,693	410,380	474,861	14,656
Realized (unrealized) gross profit on sales to associates	(25)	(21)	29	15	(29)	(1)
Gross profit	244,128	281,361	377,722	410,395	474,832	14,655
Operating expenses	(62,517)	(71,339)	(80,849)	(88,467)	(96,904)	(2,991)
Other operating income and expenses, net	(449)	47	(1,002)	(1,880)	30	1
Income from operations	181,162	210,069	295,871	320,048	377,958	11,665
Non-operating income and expenses, net	499	5,893	6,203	30,430	7,964	246
Income before income tax	181,661	215,962	302,074	350,478	385,922	11,911
Income tax expense	(22,375)	(32,112)	(47,890)	(47,645)	(54,125)	(1,670)
Net income	159,286	183,850	254,184	302,833	331,797	10,241
Other comprehensive income (loss) for the year, net of income tax	4,261	16,359	11,805	(14,714)	(11,067)	(342)
Total comprehensive income for the year	163,547	200,209	265,989	288,119	320,730	9,899
Net income attributable to shareholders of the parent	159,481	183,978	254,302	302,851	331,714	10,238
Net income (loss) attributable to noncontrolling interests	(195)	(128)	(118)	(18)	83	3
Total comprehensive income attributable to shareholders of the parent	163,692	200,343	266,091	288,145	320,653	9,897
Total comprehensive income (loss) attributable to noncontrolling interests	(145)	(134)	(102)	(26)	77	2
Basic/Diluted earnings per share	6.15	7.10	9.81	11.68	12.79	0.39
Basic earnings per ADS equivalent	30.76	35.48	49.04	58.40	63.96	1.97
Diluted earnings per ADS equivalent	30.75	35.48	49.04	58.40	63.96	1.97
Basic weighted average shares outstanding	25,921	25,928	25,929	25,930	25,930	25,930
Diluted weighted average shares outstanding	25,928	25,930	25,930	25,930	25,930	25,930

	Year ended and as of December 31,
	2012	2013	2014	2015	2016
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for cash dividend per common share)
Consolidated Statements of Financial Position Data:
Current assets	250,326	358,487	626,566	746,744	817,729	25,239
Long-term investments(1)	65,723	89,024	29,860	34,873	45,995	1,420
Property, plant and equipment	617,562	792,666	818,199	853,470	997,778	30,796
Intangible assets	10,960	11,490	13,531	14,066	14,615	451
Total assets	961,344	1,262,801	1,494,853	1,657,397	1,886,297	58,219
Current liabilities	158,103	203,974	224,785	239,772	348,286	10,750
Hedging derivative financial liabilities	—	5,482	—	—	—	—
Guarantee deposits	204	152	25,538	21,565	14,670	453
Long-term bonds payable	80,000	210,768	213,674	191,965	153,094	4,725
Net defined benefit liability	6,781	6,802	6,568	7,448	8,551	264
Total liabilities	247,749	428,688	472,492	462,427	526,451	16,249
Capital stock	259,245	259,286	259,297	259,304	259,304	8,003
Equity attributable to shareholders of the parent	711,052	833,846	1,022,234	1,194,008	1,359,051	41,946
Noncontrolling interests	2,543	267	127	962	795	24
Cash dividend paid per common share(2)	3.0	3.0	3.0	4.5	6.0	0.2

	Year ended and as of December 31,
	2012	2013	2014	2015	2016
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages and operating data)
Other Consolidated Financial Data:
Gross margin	48.2%	47.1%	49.5%	48.7%	50.1%	50.1%
Operating margin	35.8%	35.2%	38.8%	37.9%	39.9%	39.9%
Net margin	31.5%	30.8%	33.3%	35.9%	35.0%	35.0%
Capital expenditures	246,137	287,595	288,540	257,517	328,045	10,125
Depreciation and amortization	131,349	156,182	200,252	222,506	223,828	6,908
Cash generated by operating activities	284,963	347,384	421,524	529,879	539,835	16,661
Cash used in investing activities	(269,318)	(281,054)	(282,421)	(217,246)	(395,440)	(12,205)
Cash generated by (used in) financing activities	(13,589)	32,106	(32,328)	(116,734)	(157,800)	(4,870)
Effect of exchange rate changes and others	(2,118)	849	8,979	8,341	(8,030)	(248)
Net increase (decrease) in cash	(62)	99,285	115,754	204,240	(21,435)	(662)
Operating Data:
Wafer (12-inch equivalent) shipment(3)	6,242	6,963	8,263	8,763	9,606	9,606
Billing Utilization Rate(4)	91%	91%	97%	93%	92%	92%

(1)	Investments accounted for using equity method, noncurrent available-for-sale financial assets, and noncurrent held-to-maturity financial assets.
(2)	“Cash dividend paid per common share” was approved at our annual shareholders’ meeting. The numbers are rounded to one decimal point.
(3)	In thousands.
(4)	“Billing Utilization Rate” is equal to annual wafer shipment divided by annual capacity. Annual capacity includes wafers committed by Vanguard International Semiconductor Corporation (“VIS”) and Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). Please see “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions”.

Exchange Rates

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$”, “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. The translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made by the exchange rate as set forth in the statistical release of the Federal Reserve Board. Unless otherwise noted, all translations for the year 2016 were made at the exchange rate as of December 31, 2016, which was NT$32.40 to US$1.00. On April 7, 2017, the exchange rate was NT$30.56 to US$1.00.

The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged.

	NT dollars per U.S. dollar
	Average(1)	High	Low	Period-End
2012	29.47	29.91	29.05	29.05
2013	29.73	30.03	29.42	29.83
2014	30.38	31.60	29.87	31.60
2015	31.80	32.98	30.64	32.79
2016	32.22	33.43	31.27	32.40
October 2016	31.59	31.79	31.36	31.54
November 2016	31.75	32.01	31.41	31.92
December 2016	32.00	32.42	31.72	32.40
January 2017	31.65	32.37	31.19	31.19
February 2017	30.85	31.17	30.61	30.64
March 2017	30.65	31.03	30.14	30.38
April 2017 (through April 7, 2017)	30.45	30.56	30.33	30.56

(1)	Annual averages calculated from month-end rates and monthly averages calculated from daily closing rates.

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

In recent times, several major systemic economic and financial crises negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. These types of crises, including the prolonged decrease in economic growth or insolvency of major countries, could cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our products and services. For example, there could be knock-on effects from these types of crises on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products; customer insolvencies; and counterparty failures negatively impacting our treasury operations. Any future systemic political, economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial conditions of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances could reduce our operating income and net income. Further, in times of market instability, sufficient external financing may not be available to us on a timely basis, on reasonable market terms, or at all. If sufficient external financing is not available when we need such financing to meet our capital requirements, we may be forced to curtail our expansion and modification plans or delay the deployment of new or expanded services until we obtain such financing. Thus, any future global economic crisis could materially and adversely affect our results of operations.

Our global manufacturing, design and sales activities subject us to risks associated with political, economic or other conditions or developments in various jurisdictions, including in particular the R.O.C., which could negatively affect our business and financial status and therefore the market value of your investment.

The majority of our principal executive officers and our principal production facilities are located in the R.O.C., and a substantial majority of our net revenues is derived from our operations in the R.O.C. In addition, we have operations worldwide and a significant percentage of our revenue comes from sales to locations outside the R.O.C. Operating in the R.O.C. and overseas exposes us to changes in policies and laws, as well as the general political, economic and social conditions, outbreak of war or hostilities, terrorism, trade disputes, security risks, social unrests, protests, strikes, health conditions and possible disruptions in transportation networks, in the various countries in which we operate, which could result in an adverse effect on our business operations in such countries and our results of operations as well as the market price and the liquidity of our ADSs and common shares. Any major change in economic, fiscal and/or trade policies in the U.S. from which we derive a substantial portion of our revenues or in another major jurisdiction could severely affect our business, financial condition and results of operations. For example, any U.S. law or government incentive policy that encourages our U.S. customers to relocate their manufacturing capacity or supply chain to the U.S. or require their respective contractors, subcontractors and relevant agents to do so could impair our ability to sustain our current level of productivity and manufacturing efficiency. Our business model is intertwined with an ecosystem of semiconductor suppliers in the R.O.C. that permits thousands of our engineers and other relevant personnel to commute from one manufacturing site to another for purposes of refining specific designs and manufacturing processes in a timely manner. These advantages permit us to operate our manufacturing fabs efficiently and resolve any technical or commercial difficulties quickly to maintain our competitive edge. If these advantages are impaired or lost, we may be unable to sustain our current ability to supply our customers with goods and services at the current level of cost, quality, quantity and delivery schedule to which our customers have been accustomed.

As another example, the financial markets have viewed certain past developments in relations between the R.O.C. and P.R.C. as occasions to depress general market prices of the securities of Taiwanese companies, including our own. In addition, the R.O.C. government has not lifted some trade and investment restrictions imposed on Taiwanese companies on the amount and types of certain investments that can be made in P.R.C. Our plans, investment applications and/or any relevant regulatory approvals to establish or possibly expand operations in P.R.C. may be delayed, interrupted, suspended or cancelled due to unforeseeable social and political factors in R.O.C. or P.R.C.

In addition to the above factors, future expansions of our operations in R.O.C. will likely be handicapped by shortages in water and electricity, the limited availability of commercial-use land, and experienced human resources.

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

The markets for our foundry services are highly competitive. We compete with other foundry service providers, as well as integrated device manufacturers that devote a significant portion of their manufacturing capacity to foundry operations. Some of these companies may have access to more advanced technologies and greater financial and other resources than us, such as the possibility of receiving direct or indirect government bailout/economic stimulus funds or other incentives that may be unavailable to us. For example, China companies are expected to be the key drivers of new semiconductor fab development and fab equipment spending through 2020. In 2016 alone, it was reported that over twenty new semiconductor fab projects have been announced or being developed within China due to various incentives provided by China government. Further, our competitors may, from time to time, also decide to undertake aggressive pricing initiatives in one or more technology nodes. Increases in these competitive activities may decrease our customer base, or our ASP, or both. If we are unable to compete with any and each of these new competitors on technology, manufacturing capacity and capability, and customer satisfaction, we risk losing customers to these new contenders.

If we are unable to manage our capacity and production facilities effectively, our competitiveness may be weakened.

We perform long-term market demand forecast for our products and services to manage our overall capacity. Because market conditions are dynamic, our market demand forecast may change significantly at any time. During periods of decreased demand, certain manufacturing lines or tools in some of our manufacturing facilities may be suspended or shut down temporarily. However, if subsequent demand increases rapidly in a short period of time, we may not be able to restore the capacity in a timely manner.

Recently, according to the market demand forecast, we have been adding capacity in our 300mm wafer fabs to fulfill market needs for our products and services. Expansion of our capacity will increase our costs. For example, we will need to purchase additional equipment, hire additional personnel and train personnel to operate the new equipment. If we do not increase our net revenue accordingly, our financial performance may be adversely affected by these increased costs. See “Item 4. Information on The Company – Capacity Management and Technology Upgrade Plans” for a further discussion.

Having one or more large customers that account for a significant percentage of our revenues may render us vulnerable to the loss of or significant curtailment of purchases by such customers that could in turn adversely affect our results of operations. Similarly, the increasing consolidation of our customers may further increase our revenue concentration.

Over the years, our customer profile and the nature of our customers’ business have changed dramatically. While we generate revenue from hundreds of customers worldwide, our ten largest customers in 2014, 2015, and 2016 accounted for approximately 63%, 63% and 69% of our net revenue in the respective year. Our largest customer in 2014, 2015, and 2016 accounted for 21%, 16% and 17% of our net revenue in the respective year. Our second largest customer in 2014, 2015, and 2016 accounted for 9%, 16% and 11% of our net revenue in the respective year. A more concentrated customer base will subject our revenue to seasonal demand fluctuations from our large customers, and cause different seasonal patterns of our business. This customer concentration results in part from the changing dynamics of the electronics industry with the structural shift to mobile devices and applications and software that provide the content for such devices. There are only a limited number of customers who are successfully exploiting this new business model paradigm. Also, in order to respond to the new business model paradigm, we have seen the changes of nature in our customers’ business models. For example, there is a growing trend toward the rise of system houses that operate in a manner which make their products and services more marketable in a changing consumer market. Also, since the global semiconductor industry is becoming increasingly competitive, some of our customers have engaged in industry consolidations in order to remain competitive. Such consolidations have taken the form of mergers and acquisitions. If more of our major customers consolidate, this will further decrease the overall number of our customer pool. The loss of, or significant curtailment of purchases by, one or more of our top customers, including curtailments due to increased competitive pressures, industry consolidation, a change in their designs, or change in their manufacturing sourcing policies or practices of these customers, or the timing of customer or distributor inventory adjustments, or change in our major customers’ business models may adversely affect our results of operations and financial condition.

If our internet security systems succumb to cyber attacks initiated by third party entities worldwide, our manufacturing as well as daily operations may be severely interrupted or shutdown indefinitely that may materially harm our financial results, our commitments to our customers and stakeholders, and corporate goodwill.

Even though we have established a comprehensive internet and computing security network, we cannot guarantee that our computing systems which control or maintain vital corporate functions like our manufacturing operations and enterprise accounting would be completely immune to crippling cyber viral attacks launched by third party to gain unauthorized access to our internal network systems to sabotage our operations and goodwill. In the event of a serious cyber attack, our systems may lose important corporate data and our production lines may be shutdown indefinitely pending the resolution of such attack. These cyber attacks may also attempt to steal our trade secrets and other intellectual properties and other sensitive information, such as proprietary information of our customers and other stakeholders and personal information of our employees. Malicious hackers may also try to introduce computer viruses, corrupted software or ransomware into our network systems to disrupt our operations, blackmail us for regaining control of our computing systems or spy for sensitive information. These attacks may result in us having to pay damages for our delayed or disrupted orders or incur significant expenses in attempting to re-establish control over our network. If we are not able to timely resolve the technical difficulties caused by such cyber attacks, or ensure the integrity and availability of our data or control of our computing systems, our financial results as well as our commitments to our customers and other stakeholders may be materially impaired.

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

Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at commercially reasonable prices.

Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals, and photoresist, on a timely basis and at commercially reasonable prices. In the past, shortages in the supply of some materials, whether by specific vendors or by the semiconductor industry generally, have resulted in occasional industry-wide price adjustments and delivery delays. For example, the recent increase in silicon wafer prices due to increased demand for such wafers across industry is expected to negatively impact our gross margin in 2017. In addition, major natural disasters, political or economic turmoil occurring within the country of origin of such raw materials may also significantly disrupt the availability of such raw materials or increase their prices. Also, since we procure some of our raw materials from sole-source suppliers, there is a risk that our need for such raw materials may not be met or that back-up supplies may not be readily available. Our revenue and earnings could decline if we are unable to obtain adequate supplies of the necessary raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

Any inability to obtain, preserve, enforce, defend and protect our technologies, intellectual property rights and third-party licenses could harm our competitive position.

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

We have received, from time-to-time, communications from third parties asserting that our technologies, our manufacturing processes, or the design of the semiconductors made by us or the use of those semiconductors by our customers may infringe their patents or other intellectual property rights. Because of the nature of the industry, we may continue to receive such communications in the future. These assertions have at times resulted in litigation. Recently, there has been a notable increase within the industry in the number of assertions made and lawsuits initiated by certain litigious, non-practicing entities and these litigious, non-practicing entities are also becoming more aggressive in their monetary demands and requests for court-issued injunctions. Such lawsuits or assertions may increase our cost of doing business and may potentially be extremely disruptive if these non-practicing entities succeed in blocking the trade of products and services offered by us.

We have or are expanding our manufacturing operations into certain offshore jurisdictions. To mitigate the risk of intellectual property misappropriation, we have implemented heightened safeguards against such misappropriation.

If we fail to obtain or maintain certain technologies or intellectual property licenses or fail to prevent our intellectual property from being misappropriated and, if litigation relating to alleged intellectual property matters occurs, it could: (i) prevent us from manufacturing particular products or selling particular services or applying particular technologies; and (ii) reduce our ability to compete effectively against entities benefiting from our misappropriated intellectual property, which could reduce our opportunities to generate revenues. See “Item 8. Financial Information – Legal Proceedings” for a further discussion.

Our operational results could also be materially and adversely affected by natural disasters (such as earthquakes), shortages or interruptions in the supply of utilities (such as shortages in electricity caused by changes in governmental energy policy), in the locations in which we, our customers or our suppliers operate or by industrial accidents, fires or explosions.

The frequency and severity of natural disasters and severe weather has been increasing, in part due to climate change or systemic regional geological changes that manifest in damaging earthquakes. We have manufacturing and other operations in locations subject to natural disasters, such as flooding, earthquakes, tsunamis, and droughts as well as interruptions or shortages in the supply of utilities, such as water and electricity, or access to land, air or sea infrastructures, that could disrupt operations. On February 6, 2016, Taiwan, in which the majority of our manufacturing fabs are located, suffered an earthquake that damaged some of our wafers and equipment and resulted in wafer delivery delays in the first quarter of 2016. In addition, our suppliers and customers also have operations in such locations. For example, most of our production facilities, as well as those of many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan and Japan, which are susceptible to earthquakes, tsunamis, flooding, typhoons, and droughts from time to time that may cause shortages in electricity and water or interruptions to our operations. Further, we have occasionally suffered power outages or surges in Taiwan caused by difficulties encountered by our electricity supplier, the Taiwan Power Company, or other power consumers on the same power grid, which have resulted in interruptions to our operations. Such shortages or interruptions in our electricity supply could further be exacerbated by changes in the energy policy of the government which will make Taiwan a nuclear-free country by 2025. If we are unable to secure reliable and uninterrupted supply of electricity to power our manufacturing fabs within Taiwan, our ability to satisfy the orders of our customers will be severely undercut.

Thus, if one or more natural disasters, shortage or interruptions to the supply of utilities (such as shortages in electricity caused by a nuclear-free energy policy) that results in a prolonged disruption to our operations or those of our customers or suppliers, or if any of our fabs or vendor facilities were to be damaged or cease operations as a result of an explosion or fire, it could reduce our manufacturing capacity and may cause us to lose important customers, thereby having a potentially adverse and material impact on our operational and financial performance.

Adverse fluctuations in exchange rates could decrease our operating margin and/or revenues.

Over one-half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. In 2016, more than 90% of our revenues were denominated in U.S. dollars and currencies other than NT dollars. Therefore, any significant fluctuation to our disadvantage in such exchange rates would have an adverse effect on our financial condition. For example, because our functional currency is denominated in NT dollars, every 1% depreciation of the U.S. dollar against the NT dollar exchange rate may result in approximately 0.4 percentage point decrease in our operating margin based on our 2016 results.

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

Our failure to comply with applicable laws and regulations material to our operations such as environmental and climate related laws and regulations, or the inability to timely obtain requisite approvals necessary for the conduct of our business, such as fab land and construction approvals, could harm our business and operational results.

Because we engage in manufacturing activities in multiple jurisdictions and conduct business with our customers located worldwide, such activities are subject to a myriad of governmental regulations. For example, the manufacturing, assembling and testing of our products require the use of metals, chemicals, and materials that are subject to environmental, climate-related, health and safety, and humanitarian conflict-free sourcing laws, regulations and guidelines issued worldwide. Although we may be eligible for various exemptions and/or extensions of time for compliance, our failure to comply with any applicable laws or regulations that materially affect our business and operations could result in:

•	significant penalties and legal liabilities, such as the denial of import permits or third party private lawsuits, criminal or administrative proceedings;

•	the temporary or permanent suspension of production of the affected products;

•	unfavorable alterations in our manufacturing, fabrication and assembly and test processes;

•	challenges from our customers that place us at a significant competitive disadvantage, such as loss of actual or potential sales contracts in case we are unable to satisfy the applicable legal standard or customer requirement;

•	restrictions on our operations or sales;

•	loss of tax benefits, including termination of current tax incentives, disqualification of tax credit application and repayment of the tax benefits that we are not entitled to; and

•	damages to our goodwill and reputation.

Complying with applicable laws and regulations, such as environmental and climate related laws and regulations, could also require us, among other things, to do the following: (a) purchase, use or install remedial equipments; (b) implement remedial programs such as climate change mitigation programs; (c) modify our product designs and manufacturing processes, or incur other significant expenses such as obtaining substitute raw materials or chemicals that may cost more or be less available for our operations.

Our inability to timely obtain approvals necessary for the conduct of our business could impair our operational and financial results. For example, if we are unable to timely obtain environmental related approvals needed to undertake the development and construction of a new fab or expansion project, then such inability may delay, limit, or increase the cost of our expansion plans that could also in turn adversely affect our business and operational results. In light of increased public interest in environmental issues, our operations and expansion plans may be adversely affected or delayed responding to public concern and social environmental pressures even if we comply with all applicable laws and regulations.

For further details, please see our compliance record with Taiwan and international environmental and climate related laws and regulations as well as our business continuity management of climate change policy in “Item 4. Information on The Company – Environmental Regulations”.

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

The determination of an impairment charge at any given time is based significantly on the projected results of operations over a number of years subsequent to that time. Consequently, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. See “Item 5. Operating and Financial Reviews and Prospects – Critical Accounting Policies and Judgments” for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.

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

Fluctuations in inflationary and deflationary expectations and resulting market volatility could negatively affect costs of and demand for our products and services, which may harm our financial results.

The global economy is becoming more vulnerable to sudden unexpected fluctuations in inflationary and deflationary expectations and conditions. Expectations of high inflation and deflation each adversely affects the economy, at both macro and micro levels, by reducing economic efficiency and disrupting investment decisions. Recently, political uncertainty and negative interest rate policies adopted by some major world economies have exacerbated global fluctuations in inflationary and deflationary expectations. These macro-economic changes have also resulted in market volatility. Such fluctuations and volatility may negatively affect the costs of our operations and the business operations of our customers who may be forced to plan their purchases of our goods and services within an uncertain economy. Therefore, the demand for our products and services could unexpectedly fluctuate severely in accordance with expectations of inflation or deflation as affected by market volatility. Please see “Item 5. Operating and Financial Reviews and Prospects – Inflation & Deflation” for a further discussion.

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

ADS holders will not generally be able to exercise the voting rights attaching to the deposited securities on an individual basis. According to the provisions of our ADS deposit agreement, the voting rights attaching to the deposited securities must be exercised as to all matters subject to a vote of shareholders collectively in the same manner, except in the case of an election of directors. Election of directors is by means of cumulative voting. See “Item 10. Additional Information – Voting of Deposited Securities” for a more detailed discussion of the manner in which a holder of ADSs can exercise its voting rights.

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

One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund of Taiwan, R.O.C. which owned 6.38% of TSMC’s outstanding shares as of February 28, 2017, has from time to time in the past sold our shares in the form of ADSs in several transactions.

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

Our History and Structure

Our legal and commercial name is Taiwan Semiconductor Manufacturing Company Limited). We believe we are currently the world’s largest dedicated foundry in the semiconductor industry. We were founded in 1987 as a joint venture among the R.O.C. government and other private investors and were incorporated in the R.O.C. on February 21, 1987. Our common shares have been listed on the Taiwan Stock Exchange since September 5, 1994, and our ADSs have been listed on the New York Stock Exchange since October 8, 1997.

Our Principal Office

Our principal executive office is located at No. 8, Li-Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. Our telephone number at that office is (886-3) 563-6688. Our web site is www.tsmc.com. Information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

Business Overview of the Company

As a foundry, we manufacture semiconductors using our manufacturing processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of wafer fabrication processes, including processes to manufacture complementary metal oxide silicon (“CMOS”) logic, mixed-signal, radio frequency, embedded memory, bipolar complementary metal oxide silicon (“BiCMOS”, which uses CMOS transistors in conjunction with bipolar junction transistor) mixed-signal and other semiconductors. We estimate that our revenue market segment share among total foundries worldwide was 56% in 2016. We also offer design, mask making, bumping, probing, and assembly and testing services.

We believe that our large capacity, particularly for advanced technologies, is a major competitive advantage. Please see “– Manufacturing Capacity and Technology” and “– Capacity Management and Technology Upgrade Plans” for a further discussion of our capacity.

We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor companies, system companies to integrated device manufacturers, including, but not limited to, Advanced Micro Devices, Inc., Broadcom Limited, Huawei Technologies Co., Ltd., Intel Corporation, Marvell Technology Group Ltd., MediaTek Inc., NVIDIA Corporation, NXP Semiconductors N.V., OmniVision Technologies Inc., Qualcomm Inc., Sony Corporation, Spreadtrum Communications, Inc. and Texas Instruments Inc. Fabless semiconductor and system companies accounted for approximately 83%, and integrated device manufacturers accounted for approximately 17% of our net revenue in 2016.

Our Semiconductor Facilities

We currently operate one 150mm wafer fab, six 200mm wafer fabs and three 300mm wafer fabs. Our corporate headquarters and five of our fabs are located in the Hsinchu Science Park, two fabs are located in the Southern Taiwan Science Park, one fab is located in the Central Taiwan Science Park, one fab is located in the United States, and one fab is located in Shanghai. Our corporate headquarters and our five fabs in Hsinchu occupy parcels of land of a total of approximately 613,804 square meters. We lease these parcels from the Hsinchu Science Park Administration in Hsinchu under agreements that will be up for renewal between May 2019 and March 2037. We have leased from the Central Taiwan Science Park Administration a parcel of land of approximately 564,619 square meters for our Taichung fabs under agreements that will be up for renewal between September 2029 and December 2034. We have leased from the Southern Taiwan Science Park Administration approximately 765,420 square meters of land for our fabs in the Southern Taiwan Science Park under agreements that will be up for renewal between July 2017 and March 2035. We also own approximately 143,215 square meters of land located in Miaoli, Taiwan. WaferTech, LLC (“WaferTech”) owns a parcel of land of approximately 1,052,186 square meters in the State of Washington in the United States, where the WaferTech fab and related offices are located. TSMC China owns the land use rights of 369,087 square meters of land in Shanghai, where Fab 10 and related offices are located. TSMC Nanjing owns the land use rights of 453,401 square meters of land in Nanjing, where we plan to open our Fab 16 and its related offices. Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs.

Semiconductor Manufacturing Capacity and Technology

We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers or third party designers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net revenue of advanced semiconductors with a resolution of 28-nanometer and below, and are one of the leaders in the semiconductor manufacturing industry generally. In 2014 and 2015, we started volume production of 20-nanometer and 16-nanometer technology, respectively. In 2016, we started production of 10-nanometer technology and continued the development of 7-nanometer technologies.

The following table lists our fabs and those of our affiliates, together with the year of commencement of commercial production, wafer size and the most advanced technology for volume production:

Fab(1)	Year of commencement	Wafer size	The most advanced technology for volume production(2)
2	1990	6-inch	450
3	1995	8-inch	150
5	1997	8-inch	150
6	2000	8-inch	110
8	1998	8-inch	110
10	2004	8-inch	150
11	1998	8-inch	150
12	2001	12-inch	16
14	2004	12-inch	16
15	2012	12-inch	28

(1)	Fabs 2, 3, 5, 8 and Fab 12 are located in Hsinchu Science Park. Fab 6 and Fab 14 are located in the Southern Taiwan Science Park. Fab 15 is located in Central Taiwan Science Park. Fab 10 is located in Shanghai, China and Fab 11 is located in the Washington State, United States.
(2)	In nanometers, as of 2016 year-end.

In 2016, our annual capacity (in 12-inch equivalent wafers) was approximately 10 million wafers, compared to approximately 9 million wafers in 2015. This increase was primarily from the expansion of our 16-nanometer advanced technology.

Capacity Management and Technology Upgrade Plans

We perform long term market demand forecast for our products and services to manage our overall capacity and technology upgrade plans. According to our current market demand forecast, we intend to maintain our strategy of expanding manufacturing capacity and upgrading manufacturing technologies to meet both the fabrication and the technology needs of our customers.

Our capital expenditures in 2014, 2015 and 2016 were NT$288,540 million, NT$257,517 million and NT$328,045 million (US$10,186 million, translated from a weighted average exchange rate of NT$32.21 to US$1.00), respectively. Our capital expenditures in 2017 are expected to be approximately US$10.0 billion, which, depending on market conditions, may be adjusted later. Our capital expenditures for 2014, 2015 and 2016 were funded by operating cash flow. Our capital expenditures for 2017 are expected to be funded primarily by our operating cash flow. In 2017, we anticipate our capital expenditures to focus primarily on the following:

•	acquisition of tools to develop our capacity for 300mm wafer fabs;

•	developing new process technologies in 10-nanometer node and below;

•	expanding buildings/facilities for Fab 15 and a 300mm wafer fab in Nanjing, China;

•	other research and development projects; and

•	capacity expansion for backend and mask operations.

These investment plans are still preliminary and may change according to market conditions.

Markets and Customers

The primary customers of our foundry services are fabless semiconductor companies, systems companies and integrated device manufacturers. The following table presents the breakdown of net revenue, including foundry services and others, by type of customers during the last three years:

	Year ended December 31,
	2014		2015		2016
Customer Type	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
Fabless semiconductor companies/systems companies	646,936	84.8%	686,508	81.4%	788,596	83.2%
Integrated device manufacturers	114,620	15.0%	155,685	18.4%	158,813	16.7%
Others	1,250	0.2%	1,304	0.2%	529	0.1%

Total	762,806	100.0%	843,497	100.0%	947,938	100.0%

In terms of customer type, the increase in our net revenue from 2015 to 2016 was mainly attributed to an increase in orders from fabless semiconductor companies/systems companies of NT$102,088 million, or a 15% year-over-year increase. The increase in our net revenue from 2014 to 2015 was mainly driven by an increase in orders from fabless semiconductor companies/systems companies of NT$39,572 million, or a 6% year-over-year increase, and from integrated device manufacturers of NT$41,065 million, or a 36% year-over-year increase.

We categorize our net revenue mainly based on the country in which the customer is headquartered, which may be different from the net revenue for the countries to which we actually sell or ship our products or different from where products are actually ordered. Under this approach, the following table presents a regional geographic breakdown of our net revenue during the last three years:

	Year ended December 31,
	2014		2015		2016
Region	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
North America	527,256	69.1%	572,557	67.9%	615,925	65.0%
Asia Pacific	98,423	12.9%	99,247	11.8%	139,911	14.7%
China	50,514	6.6%	67,662	8.0%	85,029	9.0%
EMEA(1)	46,777	6.2%	57,065	6.7%	58,042	6.1%
Japan	39,836	5.2%	46,966	5.6%	49,031	5.2%

Total	762,806	100.0%	843,497	100.0%	947,938	100.0%

(1)	EMEA stands for Europe, Middle East, and Africa.

In 2016, our net revenue increased by NT$104,441 million from 2015, which was mainly attributed to an increase in orders from North America of NT$43,368 million, or an 8% year-over-year increase, Asia Pacific of NT$40,664 million, or a 41% year-over-year increase, and China of NT$17,367 million, or a 26% year-over-year increase. In 2015, our net revenue increased by NT$80,691 million from 2014, which was mainly attributed to an increase in orders from North America of NT$45,301 million, or a 9% year-over-year increase, China of NT$17,148 million, or a 34% year-over-year increase, and EMEA of NT$10,288 million, or a 22% year-over-year increase.

We provide worldwide customer support. Our office in Hsinchu and wholly-owned subsidiaries in the United States, Canada, Japan, China, the Netherlands and South Korea are dedicated to serving our customers worldwide. Foundry services, which are both technologically and logistically intensive, involve frequent and in-depth interaction with customers. We believe that the most effective means of providing foundry services is by developing direct and close relationships with our customers. Our customer service and technical support managers work closely with the sales force to offer integrated services to customers. To facilitate customer interaction and information access on a real-time basis, a suite of web-based applications have also been offered to provide more active interactions with customers in design, engineering and logistics.

Commitments by Customers. Because of the fast-changing technology and functionality in semiconductor design, foundry customers generally do not place purchase orders far in advance to manufacture a particular type of product. However, we engage in discussions with customers regarding their expected manufacturing requirements in advance of the placement of purchase orders.

Some of our customers have entered into arrangements with us to ensure that they have access to specified capacity. These arrangements are primarily in the form of deposit agreements, and advanced cash deposits are made by customers for specified capacity at our fabs. Deposits are generally refunded when the terms and conditions set forth in the deposit agreement are satisfied and shipments have been made. As of December 31, 2016, we held approximately US$650 million on deposit to reserve future capacity. See note 22 to our consolidated financial statements for further information.

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

Fabrication Processes. We manufacture semiconductors using the CMOS and the BiCMOS processes. The CMOS process is currently the dominant semiconductor manufacturing process. The BiCMOS process combines the high speed of the bipolar circuitry and the low power consumption and high density of the CMOS circuitry. We use the CMOS process to manufacture logic semiconductors, mixed-signal/radio frequency (“RF”) semiconductors, which combine analog and digital circuitry in a single semiconductor, micro-electro-mechanical-system (“MEMS”), which combines micrometer featured mechanical parts, analog and digital circuitry in a single semiconductor, and embedded memory semiconductors, which combine logic and memory in a single semiconductor. The BiCMOS process is used to make high-end mixed-signal and other types of semiconductors.

Types of Semiconductors We Manufacture. We manufacture different types of semiconductors with different specific functions by changing the number and the combinations of conducting, insulating and semiconducting layers and by defining different patterns in which such layers are applied on the wafer. At any given point in time, there are thousands of different products in various stages of fabrication at our fabs. We believe that the keys to maintaining high production quality and utilization rates are our effective management and control of the manufacturing process technologies which comes from our extensive experience as the longest existing dedicated foundry and our dedication to quality control and process improvements. Our semiconductors are used for a variety of different applications. The principle applications include: communication, computer, consumer, and industrial/standard applications.

Communication. Semiconductors for communication applications are primarily used in mobile devices (including smartphone), wireless infrastructure and wireline infrastructure. Communication semiconductor products include, among others, baseband processor, application processor, radio-frequency IC, image sensor, small panel driver, fingerprint sensor, connectivity IC, network processor and ethernet switch.

Computer. Semiconductors for computer applications are mainly used in personal computers and servers. Computer semiconductor products include, among others, central processing unit (CPU), graphic processing unit (GPU) and hard disk drive controller.

Consumer. Semiconductors for consumer applications are used in various consumer electronics, such as digital televisions, set-top-box, digital cameras and game consoles. Consumer semiconductor products include, among others, application specific standard product (ASSP) for digital televisions, set-top-box, digital cameras, and game consoles.

Industrial/standard. Semiconductors for industrial/standard applications are used in a wide range of end systems. Industrial/standard semiconductor products include, among others, micro controller unit (MCU), power management IC, data converter, programmable logic device (PLD) and flash controller.

The table below presents a breakdown of our net revenue during the last three years by each application type:

	Year ended December 31,
	2014		2015		2016
Application Type	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
Communication	446,410	58.5%	511,958	60.7%	587,202	61.9%
Computer	79,124	10.4%	66,270	7.9%	75,033	7.9%
Consumer	73,994	9.7%	67,556	8.0%	88,007	9.3%
Industrial/Standard	163,278	21.4%	197,713	23.4%	197,696	20.9%

Total	762,806	100.0%	843,497	100.0%	947,938	100.0%

In terms of the products made for different applications, the increase in our net revenue from 2015 to 2016 mainly came from an increase in products for communication applications of NT$75,244 million, or a 15% year-over-year increase, and an increase in products for consumer applications of NT$20,451 million, or a 30% year-over-year increase. The increase in our net revenue from 2014 to 2015 mainly came from an increase in products for communication applications of NT$65,548 million, or a 15% year-over-year increase and an increase in products for industrial/standard applications of NT$34,435 million, or a 21% year-over-year increase.

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

For years, we and our alliance partners have spent considerable effort, time and resources to build our technology platforms. We unveiled an Open Innovation Platform® (“OIP”) initiative in 2008 to further enhance our technologies offerings. More OIP deliverables were introduced over the years, as well as in 2016. In the design methodology area, we announced the release of 7-nanometer Fin Field-Effect Transistor (“FinFET”) (“7FF”) reference flow for both full-chip and intellectual property design.

Multi-project Wafers Program (“CyberShuttle®”). To help our customers reduce costs, we offer a dedicated multi-project wafer processing service that allows us to provide multiple customers with circuits produced with the same mask. This program reduces mask costs by a very significant amount, resulting in accelerated time-to-market for our customers. We have extended this program to all of our customers and library and intellectual property partners using our broad selection of process technologies, ranging from the latest 7-, 16-, 28-, 40-, 45-, 55-, 65- and 90-nanometer processes to 0.13-, 0.18-, 0.25-, 0.35- and 0.5-micron. This extension offers a routinely scheduled multi-project wafer run to customers on a shared-cost basis for prototyping and verification.

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

We also conduct an annual customer satisfaction survey to assess customer satisfaction and to ensure that their needs are adequately understood and addressed. Continuous improvement plans based upon customer feedback are an integral part of this business process. We use data derived from the survey as a base to identify future focus areas. We believe that satisfaction leads to better customer relationships, which would result in more business opportunities.

Research and Development

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the introduction of new technologies to meet customers’ demands and in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and to maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$56,829 million, NT$65,545 million and NT$71,208 million (US$2,198 million) in 2014, 2015 and 2016, respectively, on research and development, which represented 7.4%, 7.8% and 7.5% of our net revenue, respectively. We plan to continue to invest significant amounts on research and development in 2017, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have allowed us to provide our customers access to certain advanced process technologies, such as 28-nanometer, 20-nanometer, 16-nanometer and 10-nanometer technology for volume production, prior to the implementation of those advanced process technologies by many integrated device manufacturers and our competitors. In addition, we expect to advance our process technologies further down to 7- and 5-nanometer and below in the coming years to maintain our technology leadership. We will also continue to invest in research and development for our mature technologies offerings to provide function-rich process capabilities to our customers. Our research and development efforts are divided into centralized research and development activities and research and development activities undertaken by each of our fabs. Our centralized research and development activities are principally directed toward developing new logic, system-on-chip (“SOC”), derivatives and package/system-in-package (“SIP”) technologies, and cost-effective 3D wafer level system integration solutions, including Integrated Fan-Out (“InFO”) and Chip-on-Wafer-on-Substrate (“CoWoS®”) technologies. Fab-related research and development activities mostly focus on upgrading the manufacturing process technologies.

In continuing to advance our process technologies, we intend to rely primarily on our internal engineering capability and know-how and our research and development efforts, including collaboration with our customers, equipment vendors and research and development consortia.

We also continuously create in-house inventions and know-how. Since our inception, we have applied for and have been issued a substantial number of patents in the United States and other countries, the majority of which are semiconductor-related.

Equipment

The quality and technology of the equipment used in the semiconductor manufacturing process are important in that they effectively define the limits of our process technologies. Advances in process technologies cannot be brought about without commensurate advances in equipment technology. To accelerate the development of next-generation lithographic technology, TSMC joined the Customer Co-Investment Program of ASML Holding N.V. (“ASML”) in August 2012. As part of this program, TSMC and ASML signed a research and development funding agreement whereby TSMC shall provide EUR276 million to ASML’s research and development programs from 2013 to 2017.

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

Raw Materials

Our manufacturing processes use many raw materials, primarily silicon wafers, chemicals, gases and various types of precious metals. Raw materials costs constituted 13.2%, 10.5% and 10.6% of our net revenue in 2014, 2015 and 2016, respectively. Although most of our raw materials are available from multiple suppliers, some materials are purchased through sole-sourced vendors. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material whenever possible so that a quality or delivery problem with any one vendor will not adversely affect our operations. The quality and delivery performance of each vendor is evaluated quarterly and quantity allocations are adjusted for subsequent periods based on the evaluation.

The most important raw material used in our production is silicon wafers, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Formosa SUMCO Technology Corporation of Taiwan, Shin-Etsu Handotai of Japan, Siltronic AG of Germany, SUMCO Corporation of Japan, and SunEdison Semiconductor Ltd. of the United States. Together they supplied approximately 94.3%, 95.5% and 94.7% of our total wafer needs in 2014, 2015 and 2016, respectively. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of wafers. Please see “Item 3. Key Information – Risk Factors – Risks Relating to Our Business” for a discussion of the risk related to raw materials. In order to secure a reliable and flexible supply of high quality wafers, we have entered into long-term agreements and intend to continue to develop strategic relationships with major wafer vendors to cover our anticipated wafer needs for future years. Also, we actively address supply chain issues and bring together fab operations, materials management, quality system and risk management teams to mitigate potential supply chain risks and enhance supply chain agility. This taskforce works with our primary suppliers to review their business continuity plans, qualify their dual-plant materials, prepare safety inventories, improve the quality of their products and manage the supply chain risk of their suppliers.

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

Environmental and Climate Related Laws and Regulations

The semiconductor production process generates gaseous chemical wastes, greenhouse gases (GHG), liquid wastes, wastewater and other industrial wastes in various stages of the manufacturing process. We have installed in our fabs various types of pollution control equipment for the treatment of gaseous and liquid chemical wastes and wastewater, equipment for GHG emission reduction and equipment for the recycling of used chemicals and treated water. Operations at our fabs are subject to regulation and periodic monitoring by the R.O.C. Environmental Protection Administration, the U.S. Environmental Protection Agency and the State Environmental Protection Administration of China, and local environmental protection authorities in Taiwan, the U.S. and China.

We have adopted pollution control and GHG emission reduction measures to ensure compliance with environmental protection and climate related standards consistent with the practice of the semiconductor industry in Taiwan, the U.S. and China. We conduct environmental audits at least once annually to ensure that we are in compliance in all material respects with applicable environmental and climate related laws and regulations. An environmental, safety and health (“ESH”) team operates at the corporate level that is responsible for policy establishment and enforcement, coordination with ESH teams located at each manufacturing facility and for coordination and interaction with government agencies worldwide.

Electricity and Water

We use electricity supplied by the Taiwan Power Company in our manufacturing process in Taiwan. We have occasionally suffered power outages or surges caused by difficulties encountered by the Taiwan Power Company, which have led to interruptions in our production schedule. The semiconductor manufacturing process uses extensive amounts of electricity and fresh water. Due to changes in the energy policy of the government, the growth of manufacturers in the Hsinchu Science Park, Southern Taiwan Science Park and Central Taiwan Science Park, and the droughts that Taiwan experiences from time to time, there is concern regarding future availability of sufficient electricity and fresh water and the potential impact that insufficient electricity and water supplies may have on our semiconductor production. To help address these potential shortages, we have adopted various natural resources conservation methodologies. Please see “Item 3. Key Information – Risk Factors – Risks Relating to Our Business” for a discussion of the risk related to shortage in electricity and water.

Risk Management

We employ an enterprise risk management system to integrate the prevention and control of risk. We have also prepared emergency response, crisis management and business continuity plans to respond to natural disasters and other disruptive events that could interrupt the operation of our business. These plans have been developed in order to prevent or reduce the loss of personnel or damage to our facilities, equipment and machinery caused by natural disasters and other disruptive events. We also maintain insurance with respect to our facilities, equipment and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks, including fire, typhoons, earthquakes and other risks generally up to the respective policy limit for their replacement values and lost profits due to business interruption. In addition, we have insurance policies covering losses with respect to the construction of all our fabs. Equipment and inventories in transit are also insured. No assurance can be given, however, that insurance will fully cover any losses and our emergency response plans will be effective in preventing or reducing losses in the future.

For further information, please see detailed risk factors related to the impact of climate change regulations and international accords, and business trends on our operations in “Item 3. Key Information – Risk Factors – Risks Relating to Our Business”.

Our Subsidiaries and Affiliates

Vanguard International Semiconductor Corporation (“VIS”). In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated dynamic random access memory (“DRAM”) manufacturer. VIS commenced volume commercial production in 1995 and listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange) in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 28, 2017, we owned approximately 28.3% of the equity interest in VIS. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

WaferTech in the United States. In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a US$1.2 billion foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. As of February 28, 2017, we owned 100% of the equity interest in WaferTech.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Philips and EDB Investment Pte. Ltd. to found a joint venture, SSMC, and build a fab in Singapore. The SSMC fab commenced production in December 2000. As of February 28, 2017, we owned approximately 38.8% of the equity interest in SSMC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

Global Unichip Corporation (“GUC”). In January 2003, we acquired a 52.0% equity interest in GUC, a System-on-Chip (SoC) design service company that provides large scale SoC implementation services. GUC has been listed on Taiwan Stock Exchange since November 3, 2006. As of February 28, 2017, we owned approximately 34.8% of the equity interest in GUC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

TSMC China. In August 2003, we established TSMC China (of which the manufacturing entity is Fab 10), a wholly-owned subsidiary primarily engaged in the manufacture and sale of integrated circuits. TSMC China commenced production in late 2004.

TSMC Nanjing. In May 2016, we established TSMC Nanjing, a wholly-owned subsidiary that will primarily engage in the manufacture and sale of integrated circuits, to help TSMC meet the strong demands for advanced technologies from the China market and to further increase TSMC’s access to business opportunities in China. Based on our plan, TSMC Nanjing will commence production in the second half of 2018.

VisEra Technologies Company, Ltd. (“VisEra Technologies”). In October 2003, we and OmniVision Technologies Inc. (“OVT”), entered into a shareholders’ agreement to form VisEra Technologies, a joint venture in Taiwan, for the purpose of providing back-end manufacturing service. On November 20, 2015, we obtained an additional 42.7% beneficial equity interest in VisEra Technologies from OVT when OVT was acquired by a Chinese consortium. As of February 28, 2017, we owned approximately 86.9% of the equity interest in VisEra Technologies.

Xintec, Inc. (“Xintec”). In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Since June 2013, we no longer consolidated Xintec in our financial statements as the number of our appointed directors on Xintec’s board consisted less than a majority. On March 30, 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. On November 20, 2015, we obtained an additional 10.2% beneficial equity interest in Xintec from OmniVision Technologies Inc. (“OVT”) when OVT was acquired by a Chinese consortium, and subsequently sold 5.1% of the equity interest in Xintec each on November 30, 2015 and April 11, 2016, respectively. As of February 28, 2017, we owned approximately 41.2% of the equity interest in Xintec. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEWS AND PROSPECTS

Overview

We manufacture a variety of semiconductors based on designs provided by our customers. Our business model is commonly called a “dedicated semiconductor foundry.” As the leader of the foundry segment, our net revenue and net income attributable to shareholders of the parent were NT$762,806 million and NT$254,302 million in 2014, NT$843,497 million and NT$302,851 million in 2015 and NT$947,938 million (US$29,257 million) and NT$331,714 million (US$10,238 million) in 2016, respectively. Our net revenue in 2015 increased by 10.6% from 2014, mainly due to the introduction of the 16-nanometer products, continuing strong demand for 20-nanometer products, and NT dollar depreciation. Our net revenue in 2016 increased by 12.4% compared to 2015, mainly attributed to strong demand for 16-nanometer products, and NT dollar depreciation.

The principal source of our revenue is wafer fabrication, which accounted for approximately 96% of our net revenue in 2016. The rest of our net revenue was majorly derived from mask making, design, and royalty income. Factors that significantly impact our revenue include:

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

Production Capacity. We currently own and operate our semiconductor manufacturing facilities. The aggregate production capacity had been expanded from approximately 8 million 12-inch equivalent wafers in 2014, to approximately 9 million in 2015 and approximately 10 million in 2016.

Technology Migration. Our operations utilize a variety of process technologies, ranging from mature process technologies of 0.5 micron or above circuit resolutions to advanced process technologies of 16/20-nanometer circuit resolutions. The table below presents a breakdown of wafer revenue by circuit resolution during the last three years:

	Year ended December 31,
	2014	2015	2016
Resolution	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)
16/20-nanometer	9%	21%	29%
28-nanometer	33%	27%	26%
40/45-nanometer	16%	14%	14%
65-nanometer	14%	12%	11%
90-nanometer	7%	7%	5%
0.11/0.13 micron	3%	2%	2%
0.15 micron	3%	2%	1%
0.18 micron	10%	10%	8%
0.25 micron	3%	3%	2%
0.35 micron	1%	1%	1%
≥0.5 micron	1%	1%	1%
Total	100%	100%	100%

(1)	The figure represents wafer revenue from a certain technology as a percentage of the total wafer revenue. Wafer revenue includes revenue associated with wafer, testing and bumping services, and etc., excluding sales returns and allowances.

In 2016, the combined 16/20-nanometer revenue represented 29% of total wafer revenue, up from 21% in 2015. Advanced technologies (28-nanometer and below) accounted for 55% of total wafer revenue, up from 48% in 2015.

In 2015, the combined 16/20-nanometer revenue reached 21% of total wafer revenue, up from 9% in 2014. Advanced technologies (28-nanometer and below) accounted for 48% of total wafer revenue, up from 42% in 2014.

Foreign Currency Exchange Rate. More than 90% of our sales are denominated in U.S. dollars while we publish our financial statements in NT dollars. As a result, fluctuations in exchange rates of NT dollar against U.S. dollar could have a significant impact on our reported revenue. Continuous NT dollar depreciation from 2014 to 2016 had a favorable effect on our revenue, with weighted average exchange rates of NT dollar per U.S. dollar depreciating from NT$30.30 in 2014 to NT$31.70 in 2015 and further to NT$32.21 in 2016.

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

We record a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms, and our management periodically reviews the adequacy of the estimation used. However, because of the inherent nature of estimates, actual returns and allowances could be different from our estimates. If the actual returns are greater than our estimated amount, we could be required to record an additional provision, which would have a negative impact on our recorded revenue and gross margin.

The provisions recorded as the deduction of revenue were NT$10,506 million, NT$17,723 million and NT$36,519 million (US$1,127 million), respectively, representing 1.4%, 2.1% and 3.7% of our gross revenue for the years ended December 31, 2014, 2015 and 2016. From 2014 to 2015, the provisions increased by 69% mainly due to business incentives offered to customers. From 2015 to 2016, the provisions continued to increase significantly as a result of more business incentives provided to customers in response to business volume and market conditions.

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

Changes in the carrying amount of the allowance account are recognized as bad debt expense which is recorded in the operating expenses—general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

As of December 31, 2015 and 2016, the allowances set aside for doubtful receivables were NT$488 million and NT$480 million (US$15 million), respectively, representing 0.6% and 0.4% of our gross notes and accounts receivables as of those dates.

Inventory Valuation. Inventories are stated at the lower of cost or net realizable value for finished goods, work-in-progress, raw materials, supplies and spare parts. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items.

A significant amount of our manufacturing costs is fixed because our extensive manufacturing facilities (which provide us such large production capacity) require substantial investment to construct and are largely fixed-cost assets once they become operational. When the capacity utilization increases, the fixed manufacturing costs are spread over a larger amount of output, which would lower the inventory cost per unit thereby improving our gross margin.

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

Realization of Deferred Income Tax Assets. When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We generally recognize deferred tax assets to the extent that it is probable that sufficient taxable benefits will be available to utilize. The income tax benefit or expense is recorded when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. Specifically, our realization of deferred income tax assets is impacted by our expected future revenue growth and profitability, tax holidays, Alternative Minimum Tax (“AMT”), 10% tax imposed on unappropriated earnings and the amount of tax credits that can be utilized within the statutory period. In determining the amount of deferred tax assets as of December 31, 2016, we considered past performance, the general outlook of the semiconductor industry, business conditions, future taxable income and prudent and feasible tax planning strategies.

Because the determination of the amount of realization of the deferred tax assets is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the realization of the deferred tax assets that we have recorded. As of December 31, 2015 and 2016, the deferred tax assets were NT$6,385 million and NT$8,271 million (US$255 million), respectively. The deferred tax assets increased by NT$1,886 million in 2016, mainly due to depreciation of certain fixed assets that resulted in temporary differences between the carrying value of these fixed assets and their tax basis, which differences may be deductible for tax purposes in the future.

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

For purposes of evaluating the recoverability of tangible and intangible assets other than goodwill, assets purchased for use in the business but subsequently determined to have no future economic benefits are written down to their recoverable amount. For the years ended December 31, 2014, 2015 and 2016, we recognized the impairment loss of NT$240 million, NT$2,604 million and nil, respectively. The higher impairment loss in 2015 was mainly attributed to a loss of NT$2,345 million upon cessation of TSMC Solar Ltd.’s (“TSMC Solar’s”) operations in the third quarter of 2015. As of December 31, 2015 and 2016, net tangible and intangible assets amounted to NT$861,431million and NT$1,006,385 million (US$31,062 million), respectively.

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

Noncurrent assets classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell. Recognition of depreciation would cease. We have reclassified TSMC Solid State Lighting Ltd. (“TSMC SSL”) as a disposal group held for sale in the consolidated statements of financial position as of December 31, 2014. The expected fair value of TSMC SSL, determined based on the price agreed in the sale agreement, less costs to sell was substantially lower than the carrying amount of the related net assets; as such, for the year ended December 31, 2014, an impairment loss of NT$735 million was recognized under other operating gains and losses. As of December 31, 2014, noncurrent assets held for sale and liabilities directly associated with noncurrent assets held for sale were NT$944 million and NT$219 million, respectively. TSMC completed the disposal of TSMC SSL in February 2015.

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

Goodwill recorded mainly from the acquisition of TSMC-Acer and WaferTech is evaluated for impairment on an annual basis. Based on our most recent evaluation, the recoverable amount calculated by discounting projected cash flow in five years was higher than the associated carrying value. As a result, we did not record any impairment charge. As of December 31, 2015 and 2016, goodwill amounted to NT$6,105 million and NT$6,008 million (US$185 million), respectively. The change in the NT dollar amount of goodwill was due to changes in the exchange rate between NT dollar and U.S. dollar.

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

We did not record any impairment loss in 2014, 2015 and 2016. As of December 31, 2015 and 2016, investments accounted for using equity method amounted to NT$23,971 million and NT$19,585 million (US$605 million), respectively.

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

We have experienced declines in the fair value of certain privately held investments, publicly traded securities and mutual funds and recorded impairment loss of NT$211 million, NT$155 million and NT$122 million (US$4 million) in 2014, 2015 and 2016, respectively. While we have recognized all declines that are currently believed to be significant or prolonged as a charge to income, adverse changes in market conditions or poor operating results of underlying investments could result in further losses in future periods. As of December 31, 2015 and 2016, available-for-sale financial assets amounted to NT$18,290 million and NT$71,891 million (US$2,219 million), respectively. The change in the amount of available-for-sale financial assets was mainly due to increase in the investments of fixed income securities.

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

As of December 31, 2015 and 2016, the net defined benefit liability were NT$7,448 million and NT$8,551 million (US$264 million), respectively.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of profit or loss and other comprehensive income, expressed in each case as a percentage of net revenue:

	For the year ended December 31,
	2014	2015	2016
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	(50.5)%	(51.3)%	(49.9)%
Gross profit	49.5%	48.7%	50.1%
Operating expenses
Research and development	(7.4)%	(7.8)%	(7.5)%
General and administrative	(2.5)%	(2.0)%	(2.1)%
Marketing	(0.7)%	(0.7)%	(0.6)%
Total operating expenses	(10.6)%	(10.5)%	(10.2)%
Other operating income and expenses, net	(0.1)%	(0.3)%	0.0%
Income from operations	38.8%	37.9%	39.9%
Income before income tax	39.6%	41.5%	40.7%
Income tax expense	(6.3)%	(5.6)%	(5.7)%
Net income	33.3%	35.9%	35.0%
Other comprehensive income (loss) for the year, net of income tax	1.5%	(1.7)%	(1.2)%
Total comprehensive income for the year	34.8%	34.2%	33.8%
Net income attributable to shareholders of the parent	33.3%	35.9%	35.0%
Net income (loss) attributable to noncontrolling interests	(0.0)%	(0.0)%	0.0%

Year to Year Comparisons

Net Revenue and Gross Margin

	For the year ended December 31,
	2014	2015	% Change in NT$ from 2014		2016		% Change in NT$ from 2015
	NT$	NT$			NT$	US$
	(in millions, except percentages)
Net revenue	762,806	843,497	10.6%		947,938	29,257	12.4%
Cost of revenue	(385,113)	(433,117)	12.5%		(473,077)	(14,601)	9.2%

Gross profit before realized (unrealized) gross profit on sales to associates	377,693	410,380	8.7%		474,861	14,656	15.7%
Realized (unrealized) gross profit on sales to associates	29	15	(48.3%	)	(29)	(1)	(293.3)%

Gross profit	377,722	410,395	8.7%		474,832	14,655	15.7%

Gross margin percentage	49.5%	48.7%	—		50.1%	50.1%	—

Net Revenue

Our net revenue in 2016 increased by 12.4% from 2015, which was mainly driven by 9.6% increase in wafer shipments and 1.6% from NT dollar depreciation. We shipped approximately 9.6 million 12-inch equivalent wafers in 2016 compared to 8.8 million in 2015. Furthermore, 16/20-nanometer accounted for 29% of our total wafer revenue in 2016 compared to 21% in 2015.

Our net revenue in 2015 increased by 10.6% from 2014, which was largely attributed to 6.0% increase in wafer shipments and 4.6% from NT dollar depreciation. We shipped approximately 8.8 million 12-inch equivalent wafers in 2015 compared to 8.3 million in 2014. Furthermore, 16/20-nanometer accounted for 21% of our total wafer revenue in 2015 compared to 9% in 2014.

Gross Margin

Our gross margin fluctuates with the level of capacity utilization, price change, cost improvement, product mix and exchange rate, among other factors. Furthermore, our gross margin can be negatively impacted in the year when a new technology is introduced.

In 2016, our gross margin increased to 50.1% of net sales from 48.7% in 2015, primarily due to continuing cost reduction efforts and a favorable exchange rate. While the gross margin of 16-nanometer products improved to close to corporate average by the second half of 2016, our gross margin in 2016 was diluted by about 1 percentage point from 16-nanometer products.

In 2015, our gross margin was 48.7% of net sales compared to 49.5% in 2014, mainly attributed to lower capacity utilization, partly mitigated by cost reductions and a favorable foreign exchange rate. In spite of the introduction of 16-nanometer technology, the margin dilution from 16-nanometer products was insignificant with its relatively low volume in the first year of shipment.

Operating Expenses

	For the year ended December 31,
	2014	2015	% Change in NT$ from 2014		2016		% Change in NT$ from 2015
	NT$	NT$			NT$	US$
	(in millions, except percentages)
Research and development	56,829	65,545	15.3%		71,208	2,198	8.6%
General and administrative	18,933	17,257	(8.9%	)	19,795	611	14.7%
Marketing	5,087	5,665	11.4%		5,901	182	4.2%

Total operating expenses	80,849	88,467	9.4%		96,904	2,991	9.5%

Percentage of net revenue	10.6%	10.5%	—		10.2%	10.2%	—
Other operating income and expenses, net	(1,002)	(1,880)	(87.6%	)	30	1	—
Income from operations	295,871	320,048	8.2%		377,958	11,665	18.1%

Operating Margin	38.8%	37.9%	—		39.9%	39.9%	—

Operating expenses increased by NT$8,437 million in 2016, or 9.5%, following an increase of NT$7,618 million in 2015, or 9.4%, from NT$80,849 million in 2014.

Research and Development Expenses

We remain strongly committed to being the leader in advanced process technologies development. We believe that continuing investment in process technologies is essential for us to remain competitive in the markets we serve.

Research and development expenditures increased by NT$5,663 million in 2016, or 8.6%, from NT$65,545 million in 2015, after an increase of NT$8,716 million in 2015, or 15.3%, from $56,829 million in 2014. The increases were mainly due to a higher level of research activities for 7-nanometer in 2016, as we continue to advance to smaller processing nodes, partially offset by a lower level of research activities for 10-nanometer in 2016 compared to 2015. While in 2015, we had a higher level of research activities for 10-nanometer and a lower level of research activities for 16-nanometer compared to 2014. In both 2016 and 2015, there was also an increase in employee profit sharing expenses and bonus due to higher net income.

We plan to continue investing a significant amount in research and development in 2017.

General and Administrative and Marketing Expenses

General and administrative, and marketing expenses in 2016 increased by NT$2,774 million, or 12.1%, from 2015, primarily driven by higher fab opening expenses for 10-nanometer and higher employee profit sharing expenses and bonus due to higher net income.

General and administrative, and marketing expenses in 2015 decreased by NT$1,098 million, or 4.6%, from 2014, mainly reflecting lower fab opening expenses for 16-nanometer; partially offset by higher employee profit sharing expenses and bonus due to higher net income.

Other Operating Income and Expenses

Net other operating income and expenses in 2016 increased by NT$1,910 million from 2015 to a net gain of NT$30 million, mainly due to the absence of impairment losses on property, plant and equipment and intangible assets compared to 2015, when the amount was NT$2,604 million in 2015, and lower gain on disposal of property, plant and equipment by NT$387 million, which was NT$47 million in 2016 compared to NT$434 million in 2015.

Net other operating income and expenses in 2015 decreased by NT$878 million, or 87.6% from 2014, mainly due to impairment losses on property, plant and equipment and intangible assets of NT$2,604 million in 2015, partially offset by gain on disposal of property, plant and equipment of NT$434 million in 2015, gain from lease agreement modification of NT$430 million in 2015, and the absence of an impairment loss on noncurrent assets held for sale of NT$735 million in 2014. For further details concerning the impairment losses, including the cessation of TSMC Solar, please see “Item 5. Operating and Financial Reviews and Prospects – Critical Accounting Policies and Judgments – Impairment of Tangible and Intangible Assets Other than Goodwill, and Noncurrent Assets Held for Sale” for further details.

Non-Operating Income and Expenses

	For the year ended December 31,
	2014	2015	% Change in NT$ from 2014		2016		% Change in NT$ from 2015
	NT$	NT$			NT$	US$
	(in millions, except percentages)
Share of profits of associates and joint venture	3,920	4,196	7.0%		3,458	107	(17.6)%
Other income	3,380	4,751	40.6%		6,455	199	35.9%
Foreign exchange gain, net	2,111	2,481	17.5%		1,161	36	(53.2)%
Finance costs	(3,236)	(3,190)	(1.4%	)	(3,306)	(102)	3.6%
Other gains and losses	28	22,192	79,157.1%		196	6	(99.1)%

Net non-operating income	6,203	30,430	390.6%		7,964	246	(73.8)%

Net non-operating income in 2016 decreased by NT$22,466 million, or 73.8%, from NT$30,430 million in 2015, primarily attributed to the absence of gain from the disposal of ASML shares, which was NT$22,070 million in 2015.

Net non-operating income in 2015 increased by NT$24,227 million, or 390.6%, from NT$6,203 million in 2014, mainly reflecting the disposal gains of NT$22,070 million on ASML shares and higher interest income of NT$1,399 million. For further details concerning our business arrangements with ASML, please see “Item 10. Additional Information – Material Contracts”.

Income Tax Expense

	For the year ended December 31,
	2014	2015	% Change in NT$ from 2014		2016		% Change in NT$ from 2015
	NT$	NT$			NT$	US$
	(in millions, except percentages)
Income tax expense	(47,890)	(47,645)	(0.5%	)	(54,125)	(1,670)	13.6%

Net income	254,184	302,833	19.1%		331,797	10,241	9.6%

Net income attributable to shareholders of the parent	254,302	302,851	19.1%		331,714	10,238	9.5%

Net margin attributable to shareholders of the parent	33.3%	35.9%	—		35.0%	35.0%	—

Income tax expenses increased by NT$6,480 million in 2016, or 13.6%, from 2015. The increase was mainly attributed to higher taxable income.

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

Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2016 was NT$539,835 million (US$16,662 million), an increase of NT$9,955 million from 2015.

Our cash, cash equivalents and short-term investments in financial instruments increased to NT$632,110 million (US$19,509 million) as of December 31, 2016, from NT$586,163 million as of December 31, 2015 and NT$436,924 million as of December 31, 2014. The short-term investments in financial instruments primarily consisted of fixed income securities and publicly-traded stocks.

We believe that our cash generated from operations, cash and cash equivalents, short-term investments, and ability to access capital market will be sufficient to fund our working capital needs, capital expenditures, debt repayments, dividend payments and other business requirements associated with existing operations over the next 12 months.

	For the year ended December 31,
	2014	2015	2016
	NT$	NT$	NT$	US$
	(in millions)
Net cash generated by operating activities	421,524	529,879	539,835	16,661
Net cash used in investing activities	(282,421)	(217,246)	(395,440)	(12,205)
Net cash used in financing activities	(32,328)	(116,734)	(157,800)	(4,870)
Effect of exchange rate changes and others	8,979	8,341	(8,030)	(248)
Net increase (decrease) in cash	115,754	204,240	(21,435)	(662)

Cash and cash equivalents decreased by NT$21,435 million in 2016, following an increase of NT$204,240 million and NT$115,754 million in 2015 and 2014, respectively.

Operating Activities

In 2016, we generated NT$539,835 million (US$16,661 million) net cash from operating activities, as compared to NT$529,879 million and NT$421,524 million in 2015 and 2014, respectively. The net cash generated from operating activities was primarily from NT$385,922 million in income before income tax and NT$223,828 million in non-cash depreciation and amortization expenses, partially offset by change in working capital and others of NT$69,915 million. The higher depreciation and amortization expenses in 2016 were mainly the result of expansion of production capacity in advanced technologies.

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

Investing Activities

In 2016, net cash used in investing activities was NT$395,440 million (US$12,205 million), as compared to NT$217,246 million and NT$282,421 million in 2015 and 2014, respectively. The net cash used in investing activities was primarily for capital expenditures of NT$328,045 million, which was mainly for 10-nanometer and below, and net purchase of NT$76,756 million in marketable financial instruments primarily in fixed income securities.

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

With respect to capital expenditures, our capital expenditures for 2016 were primarily related to:

•	acquisition of tools to develop our capacity for 300mm wafer fabs;

•	developing new process technologies including 16-nanometer, 10-nanometer and below;

•	expanding buildings/facilities for Fab 12, Fab 14, and Fab 15, and 300mm wafer fab in Nanjing, China;

•	other research and development projects; and

•	capacity expansion for backend and mask operations.

Our capital expenditures for 2014, 2015 and 2016 were funded by operating cash flow. The capital expenditures for 2017 are expected to be funded mainly by our operating cash flow. See “Item 3. Risk Factors” section for the risks associated with the inability of raising the requisite funding for our expansion programs. Please also see “Item 4. Information on The Company – Capacity Management and Technology Upgrade Plans” for discussion of our capacity management and capital expenditures.

Financing Activities

In 2016, net cash used by financing activities was NT$157,800 million (US$4,870 million), as compared to net cash used of NT$116,734 million in 2015 and NT$32,328 million in 2014. The net cash used by financing activities was mainly for cash dividend payment and repayment of corporate bonds, partially offset by the increase in short-term loans.

In 2015, net cash used by financing activities was NT$116,734 million, as compared to net cash used of NT$32,328 million in 2014. In 2015, cash used by financing activities was mainly for cash dividend payment.

In 2014, cash used by financing activities was mainly for cash dividend payment NT$77,786 million, partially offset by an increase of short-term loans of NT$18,564 million and receipt of capacity guarantee deposit of NT$30,132 million.

As of December 31, 2016, our short-term loans were NT$57,958 million (US$1,800 million, translated from an exchange rate of NT$32.20 to US$1.00). The short-term loans were denominated in U.S. dollars. As a substantial portion of our receivables was denominated in U.S. dollars, we use short-term loans denominated in U.S. dollars to naturally hedge the fluctuation of foreign exchanges rates. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a discussion of the hedging instruments used. Our aggregate long-term debt was NT$191,225 million (US$5,902 million), of which NT$38,110 million (US$1,176 million) was classified as current. The long-term debt primarily included NT$191,194 million of long-term corporate bonds with fixed interest rates ranging from 1.23% to 2.10% and tenors ranging from 4 years to 10 years.

Cash Requirements

The following table sets forth the maturity of our long-term debt (bank loans and bonds) including relevant interest payments outstanding as of December 31, 2016:

Long-term debt
(in NT$ millions)
During 2017	40,680
During 2018	63,132
During 2019	36,050
During 2020	32,341
During 2021 and thereafter	25,981

The following table sets forth information on our material contractually obligated payments (including principals and interests) for the periods indicated as of December 31, 2016:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(in NT$ millions)
Short-Term Loans(1)	57,975	57,975	—	—	—
Long-Term Debt(2)	198,184	40,680	99,182	35,343	22,979
Operating Leases(3)	11,623	1,322	2,032	1,645	6,624
Other Obligations(4)	28,115	13,626	12,879	1,610	—
Capital Purchase or Other Purchase Obligations(5)	262,067	258,234	2,561	1,080	192
Total Contractual Cash Obligations	557,964	371,837	116,654	39,678	29,795

(1)	The maximum amount and average amount of short-term loans outstanding during the year ended December 31, 2016 were NT$57,958 million and NT$40,474 million, respectively. See note 18 to our consolidated financial statements for further information regarding interest rates and future repayment dates.
(2)	Includes corporate bonds payable and bank loans payable. See note 20 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.
(3)	Operating lease obligations are described in note 39 to our consolidated financial statements.
(4)	Other obligations represent payables for our commitment of EUR47 million to ASML’s research and development programs in 2017 and refundable customer deposit. See “Item 4. Information on The Company – Commitments by Customers” and note 22 to our consolidated financial statements for further information regarding deposit.
(5)	Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments are not recorded on our statement of financial position as of December 31, 2016, as we have not received related goods or taken title of the property.

During 2016, we used derivative financial instruments to partially hedge the exposures related to foreign-currency denominated receivables or payables and interest rate risk of our fixed income investments. As of December 31, 2016, we anticipated our cash requirements in 2017 for outstanding forward exchange agreements and cross currency swaps of approximately NT$12,708 million and US$1,035 million with our expected cash receipts of approximately JPY26,552 million, NT$19,626 million, EUR163 million and RMB2,908 million. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information regarding our derivative financial instruments transactions. See also note 5 to the consolidated financial statements for our accounting policy of derivative financial instruments, and note 8, note 11 and note 36 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.

Generally, we do not provide letters of credit to, or guarantees for any entity other than our consolidated subsidiaries.

Significant amount of capital is required to build, expand, and upgrade our production facilities and equipment. Our capital expenditures for 2017 are expected to be approximately US$10.0 billion, which, depending on market conditions, may be adjusted later.

Taxation

The corporate income tax rate in R.O.C. is 17%. We are eligible for five-year tax holidays for income generated from construction and capacity expansions of production facilities according to regulations under the Statute for Upgrading Industries of the R.O.C. The exemption period may begin at any time within five years, as applicable, following the completion of a construction or expansion of production facilities. The Statute for Upgrading Industries expired at the end of 2009. However, under the Grandfather Clause, we can continue to enjoy five-year tax holidays if the relevant investment plans were approved by R.O.C. tax authority before the expiration of the Statute. Pursuant to the Grandfather Clause, we commenced the exemption period for part of Fab 12 (Phase IV) and part of Fab 14 (Phase III and IV) in 2011, part of Fab 12 (Phase IV) and part of Fab 14 (Phase III to VI) in 2014, and part of Fab 12 (Phase IV to V) and part of Fab 14 (Phase III to IV) in 2015. The aggregate tax benefits of such exemption periods in, 2014, 2015 and 2016 were NT$20,416 million, NT$22,144 million and NT$19,595 million (US$605 million), respectively.

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

Inflation & Deflation

During 2016, neither inflation nor deflation had a material impact on our operations, or the business operations of our customers and suppliers.

However, in light of the uncertain global political and economic outlook, we cannot assure that there will be no significant variations in the future, which may have a material impact on our results of operations. For example, recent political uncertainty in Europe, negative interest rate policies adopted by some major world economies and the possible changes in economic, fiscal and/or trade policies in the U.S. have exacerbated global fluctuations in inflationary and deflationary expectations. In addition, any increase in electricity and water prices in Taiwan may negatively affect our operating margins, resulting in lower margins on our products and services.

Recent Accounting Pronouncements

Please refer to note 4 to the consolidated financial statements.

Climate Change Related Issues

The manufacturing, assembling and testing of our products require the use of chemicals and materials that are subject to environmental, climate related, health and safety laws and regulations issued worldwide as well as international accords such as the Paris Agreement. Climate change related laws or regulations currently are too indefinite for us to assess the impact on our future financial condition with any degree of reasonable certainty. For example, the Taiwan “Greenhouse Gas Reduction and Management Act” became effective on July 1, 2015. Although certain of its relevant regulations have been promulgated since then, we expect to see more of its relevant regulations be promulgated by the regulators in the future. Also, the R.O.C. legislative authority is reviewing, at all times, various environmental issues to develop laws and regulations relating to environmental protection and climate related changes. The impact of such laws and regulations is indeterminable at the moment. Please see detailed risk factors related to the impact of climate change regulations and international accords, and business trends on our operations in “Item 3. Key Information – Risk Factors – Risks Relating to Our Business”. Please also see our compliance record with Taiwan and international environmental and climate related laws and regulations in “Item 4. Information on The Company – Environmental Regulations”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

MANAGEMENT

Members of our board of directors are elected by our shareholders. Our board of directors is currently composed of eight directors. Of our current eight directors, five are independent directors. Our Chairman has been authorized by our board of directors to nominate two additional candidates for directors to stand for election at our 2017 Annual Shareholders’ Meeting. After which, our board of directors will be composed of ten directors after our 2017 Annual Shareholders’ Meeting. The chairman of the board of directors is elected by the directors. The chairman of the board of directors presides at all meetings of the board of directors, and also has the authority to act as our representative. The term of office for directors is three years.

Pursuant to R.O.C. Securities and Exchange Law, effective from January 1, 2007, a public company is required to either establish an audit committee or to have supervisors. A public company’s audit committee should be composed of all of its independent directors but not less than three, of which at least one member should have accounting or related financial management expertise, and the relevant provisions under the R.O.C. Securities and Exchange Law, the R.O.C. Company Act and other laws applicable to the supervisors are also applicable to the audit committee. Pursuant to R.O.C. Securities and Exchange Law, effective from March 18, 2011, we are also required to establish a compensation committee which must be composed of qualified independent members as defined under local law. TSMC established its audit committee and compensation committee in 2002 and 2003, respectively (several years before being legally required to do so), which are now composed entirely of independent directors.

Pursuant to the R.O.C. Company Act, a person may serve as our director in his personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. For example, the National Development Fund of Taiwan, R.O.C., one of our largest shareholders, has served as our director since our founding. As a corporate entity, the National Development Fund is required to appoint a representative to act on its behalf. Mr. Johnsee Lee has been the representative of the National Development Fund since August 6, 2010.

The following table sets forth the name of each director and executive officer, their positions, the year in which their term expires and the number of years they have been with us as of February 28, 2017. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Position with our company	Term Expires	Years with our company
Morris Chang	Chairman	2018	30
F.C. Tseng	Vice Chairman	2018	30
Johnsee Lee	Director (Representative of the National Development Fund)	2018	7
Stan Shih	Independent Director	2018	17
Sir Peter Leahy Bonfield	Independent Director	2018	15
Thomas J. Engibous	Independent Director	2018	8
Kok-Choo Chen	Independent Director	2018	6
Michael R. Splinter	Independent Director	2018	2
Mark Liu	President & Co-Chief Executive Officer	—	23
C.C. Wei	President & Co-Chief Executive Officer	—	19
Stephen T. Tso	Senior Vice President, Information Technology & Chief Information Officer	—	20
Lora Ho	Senior Vice President, Finance & Chief Financial Officer / Spokesperson	—	18
Wei-Jen Lo	Senior Vice President, Research & Development / Technology Development	—	13
Rick Cassidy	Senior Vice President & President of TSMC North America	—	20
Y.P. Chin	Senior Vice President, Operations / Product Development	—	30
Y.J. Mii	Senior Vice President, Research & Development / Technology Development	—	23
M.C. Tzeng	Vice President, Operations / Affiliate Fabs	—	30
Jack Sun	Vice President, Research & Development / Corporate Research & Chief Technology Officer	—	20
N.S. Tsai	Vice President, Quality & Reliability	—	28

Name	Position with our company	Term Expires	Years with our company
J.K. Lin	Vice President, Operations / Mainstream Fabs & Manufacturing Technology	—	30
J.K. Wang	Vice President, Operations / 300mm Fabs	—	30
Irene Sun	Vice President, Corporate Planning Organization	—	13
Cliff Hou	Vice President, Research & Development / Design and Technology Platform	—	20
Been-Jon Woo	Vice President, Business Development	—	8
Sylvia Fang	Vice President, Legal & General Counsel	—	22
Connie Ma	Vice President, Human Resources	—	3
Y.L. Wang	Vice President, Research & Development / Technology Development	—	25
Douglas Yu	Vice President, Research & Development / Integrated Interconnect & Packaging	—	23
Alexander Kalnitsky	Vice President, Research & Development / More-than-Moore Technologies	—	8
Kevin Zhang	Vice President, Research & Development / Design and Technology Platform	—	1

Morris Chang is the Chairman. He has been the founding Chairman of our board of directors since our establishment and was our Chief Executive Officer from March 1998 to June 2005. He again served as our Chief Executive Officer since June 2009 before retiring as Chief Executive Officer on November 12, 2013. From 1985 to 1994, he was President and then Chairman of the board of directors of ITRI. Prior to that, Dr. Chang was President and Chief Operating Officer of General Instrument Corporation; Group Vice-President for Texas Instruments. He is also a member of National Academy of Engineering in the U.S., Life Member Emeritus of MIT Corporation in the U.S., fellow of the Computer History Museum in the U.S. and Laureate of ITRI. He holds a bachelor’s degree and a master’s degree in mechanical engineering from the Massachusetts Institute of Technology and a Ph.D. in electrical engineering from Stanford University and has been active in the international semiconductor industry for over 61 years.

F.C. Tseng is the Vice Chairman. He has been our Vice Chairman since July 2005. He was Deputy Chief Executive Officer from August 2001 to June 2005. He is also the Chairman of TSMC China Co., Ltd. and Global Unichip Corp., and the Vice Chairman of VIS. He also serves as an independent director, Chairman of Audit Committee and a member of Compensation Committee of Acer Inc. He formerly served as the President of VIS from 1996 to 1998 and our President from May 1998 to August 2001. Prior to his presidency at VIS, Dr. Tseng served as our Senior Vice President of Operations. He holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 45 years.

Johnsee Lee, the representative of the National Development Fund, is a director. He is the Chief Executive Officer of Personal Genomics, Inc. He also serves as the Managing Director of Development Center for Biotechnology, the Honorary Chairman of Taiwan Bio Industry Organization and an independent director of Zhen Ding Technology Holding Ltd., Far Eastern New Century Corp., Everlight Electronics Co., Ltd. and San Fu Chemical Co., Ltd. He was the President of ITRI from 2003 to 2010 and has also served on many government and industrial boards and committees. Before returning to Taiwan, he held various technical and managerial positions at Argonne National Laboratory and Johnson Matthey Inc. in the U.S. from 1981 to 1990. He holds a Ph.D. in chemical engineering from the Illinois Institute of Technology, and a MBA from the University of Chicago. He is also a graduate of Harvard Business School’s Advanced Management Program.

Stan Shih is an independent director. He is the co-founder and Chairman Emeritus of the Acer Group. He served as the Chairman and Chief Executive Officer of the Acer Group from 1976 to 2004. He is currently the Director and Honorary Chairman of Acer Inc., and the Chairman of Stans Foundation and a director of Qisda Corp., Wistron Corp., Nan Shan Life Insurance Co., Ltd., Egis Technology Inc., Digitimes Inc. and Chinese Television System Inc. Mr. Shih holds a bachelor’s degree, a master’s degree and an honorary Ph.D. in electrical engineering from National Chiao Tung University. He also holds an honorary doctoral degree in technology from the Hong Kong Polytechnic University, an honorary fellowship from the University of Wales and an honorary doctoral degree in international law from the Thunderbird, American Graduate School of International Management.

Sir Peter Leahy Bonfield is an independent director. Sir Peter Bonfield was the Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from January 1996 to January 2002, and the Vice President of the British Quality Foundation from its creation in 1993 until 2012. He is currently the Chairman of the Board of Directors of NXP Semiconductor N.V. in the Netherlands and Global Logic Inc. in the U.S. He is also a member of the Longreach Group Advisory Board. He also serves as a board mentor of CMi and a senior advisor to Alix Partners and G3 Good Governance Group in London. He is a fellow of The Royal Academy of Engineering and the Chair of Council and Senior Pro-Chancellor at Loughborough University in UK. He holds an honors degree in engineering from Longhborough University.

Thomas J. Engibous is an independent director. He joined Texas Instruments (“TI”) in 1976 and served there until retirement in 2008. During his 32-year career at TI, his duties included Chairman from 2004 to 2008, Chairman, President and Chief Executive Officer from 1998 to 2004, President and Chief Executive Officer from 1996 to 1998 and Executive Vice President and President of the company’s Semiconductor Group from 1993 to 1996. Mr. Engibous served as the Chairman of J.C. Penney Company Inc. from 2012 to 2015 and its Lead Director from 2015 to 2016. He serves as Honorary Trustee of the Southwestern Medical Foundation. He is also a member of National Academy of Engineering and Texas Business Hall of Fame. He received the Woodrow Wilson Award in 2004. He holds a master’s degree in electrical engineering and an honorary doctorate in engineering from Purdue University.

Kok-Choo Chen is an independent director. Ms. Chen served as the Chairman of National Performing Arts Center from 2014 to January 2017, and an advisor to the R.O.C. Executive Yuan from 2009 to 2016. She was the founder and Executive Director of Taipei Story House from 2003 to 2015. She served as our Senior Vice President and General Counsel from 1997 to 2001. Currently, Ms. Chen is the Founder and Executive Director of the Museum207 located in Taipei. Ms. Chen has over 24 years of experience working in international law firms. She has also taught law at Soochow University, National Chengchi University and National Tsing-Hua University in Taiwan for over 28 years. Ms. Chen is licensed to practice law in England, Singapore and California.

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

C.C. Wei is our President and Co-Chief Executive Officer. Prior to that, he was our Executive Vice President and Co-Chief Operating Officer. From October 2009 to March 2012, he was Senior Vice President of Business Development. From March 2008 to October 2009, he was Senior Vice President of Mainstream Technology Business. From January 2002 to March 2008, Dr. Wei was Senior Vice President of Operations I. He was Vice President of South-Site Operations from April 2000 to January 2002 and Vice President of North-Site Operations from February 1998 to April 2000. Prior to joining us in 1998, he was Senior Vice President at Chartered Semiconductor Manufacturing Ltd. in Singapore starting from 1993. He holds a Ph.D. in electrical engineering from Yale University.

Stephen T. Tso is our Senior Vice President of Information Technology, Material Management and Risk Management and Chief Information Officer. From October 1998 to January 2003, he was Senior Vice President of Operations and was assigned as the President of WaferTech from April 2000 to October 2004. He was Senior Vice President of Worldwide Marketing & Sales from May 1997 to October 1998. Prior to joining us as Vice President of Research & Development in December 1996, he was General Manager of Metal CVD Products in Applied Materials. Dr. Tso holds a Ph.D. in material science and engineering from University of California, Berkeley.

Lora Ho is our Senior Vice President of Finance and Chief Financial Officer / Spokesperson. Prior to joining us in 1999 as controller, she had served as Vice President of Finance and Chief Financial Officer at Acer Semiconductor Manufacturing Inc. since 1990. Ms. Ho holds an MBA from National Taiwan University.

Wei-Jen Lo is our Senior Vice President of Research & Development / Technology Development. He was promoted to Senior Vice President of Research & Development in February 2014. He was Vice President of Research & Development from February 2013 to February 2014, Vice President of Operations/Manufacturing Technology from October 2009 to February 2013, Vice President of Advanced Technology Business from September 2009 to October 2009, Vice President of Research & Development from June 2006 to September 2009, and Vice President of Operations from July 2004 to June 2006. Prior to joining us in 2004, he was Director in charge of advanced technology development with Intel Corporation. Dr. Lo holds a Ph.D. in solid state physics & surface chemistry from University of California, Berkeley.

Rick Cassidy is our Senior Vice President and President of TSMC North America. He was promoted to Senior Vice President in February 2014. He was Vice President from February 2008 to February 2014. He has led TSMC North America from January 2005. He joined us in 1997 and has held various positions in TSMC North America, including Business Operations, Field Technical Support, and Business Management. He holds a B.A. degree in engineering technology from United States Military Academy at West Point.

Y.P. Chin is our Senior Vice President of Operations / Product Development. He was promoted to Senior Vice President in November 2016. He was Vice President of Operations from October 2009 to November 2016, Vice President of Advanced Technology Business from March 2008 to October 2009. Prior to that, he was Senior Director of Operations II from June 2006 to March 2008 and Product Engineering & Services from 2000 to 2006. He joined us in 1987 and has held various positions in product and engineering functions. He holds a master degree in electrical engineering from National Cheng Kung University.

Y.J. Mii is our Senior Vice President of Research & Development / Technology Development. He was promoted to Senior Vice President in November 2016. He was Vice President of Research & Development from August 2011 to November 2016. Prior to that, he was our Senior Director of Platform I Division from 2006 to 2011. He joined us in 1994 and has been involved continuously in the development and manufacturing of advanced CMOS technologies in both Operations and Research & Development. He holds a Ph.D. in electrical engineering from the University of California, Los Angeles.

M.C. Tzeng is our Vice President of Operations / Affiliate Fabs. From March 2008 to October 2009, he was Vice President of Mainstream Technology Business and Vice President of Operations I from January 2002 to March 2008. Prior to that, he was the Senior Director of Fab 2 Operations from 1997 to January 2002. He joined us in 1987 and has held various positions in manufacturing functions. He holds a master degree in applied chemistry from Chung Yuan University.

Jack Sun is our Vice President of Research & Development / Corporate Research and Chief Technology Officer. He was promoted to Vice President of Research & Development in 2006. Prior to that, he was Senior Director of Logic Technology Development Division from 2000 to 2006. Prior to joining us as Director of Advanced Module Technology Division in 1997, he served at International Business Machines for 14 years in Research & Development. Dr. Sun holds a Ph.D. in electrical engineering from University of Illinois at Urbana-Champaign.

N.S. Tsai is our Vice President of Quality & Reliability. He was promoted to Vice President of Quality & Reliability in February 2008. Prior to that, he was Senior Director of Quality & Reliability since 2004, Senior Director of Assembly Test Technology & Service from 2002 to 2004. Dr. Tsai also served as a Vice President of VIS from 1997 to 2000. He joined us in 1989 and held various positions in research and development and manufacturing functions. He holds a Ph.D. in material science from Massachusetts Institute of Technology.

J.K. Lin is our Vice President of Operations / Mainstream Fabs and Manufacturing Technology. He was promoted to Vice President of Operations in August 2010. Prior to that, he was Senior Director of Mainstream Fabs from May to August in 2010. He joined us in 1987 and held various positions in manufacturing functions. He holds a B.S. degree from National Changhua University of Education.

J.K. Wang is our Vice President of Operations /300mm Fabs. He was promoted to Vice President of Operations in August 2010. Prior to that, he was Senior Director of 300mm Fabs from May to August in 2010. He joined us in 1987 and held various positions in manufacturing and research and development functions. He holds a master degree in chemical engineering from National Cheng-Kung University.

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

Cliff Hou is our Vice President of Research & Development / Design and Technology Platform. He was promoted to Vice President of Research & Development in August 2011. Prior to that, he was Senior Director of Design and Technology Platform from 2010 to 2011. He joined us in 1997 and established the Company’s technology design kit and reference flow development organizations. He holds a Ph.D. in electrical and computer engineering from Syracuse University.

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

Sylvia Fang is our Vice President of Legal and General Counsel. She was promoted to Vice President and General Counsel of Legal Organization in August 2014. She joined us in 1995 and held various positions in legal functions. She holds a master degree in comparative law from University of Iowa. Ms. Fang is licensed to practice law in Taiwan.

Connie Ma is our Vice President of Human Resources. She was promoted to Vice President of Human Resources in August, 2014. Prior to joining us as Director of Human Resources in June 2014, she was a Senior Vice President of Global Human Resources at Trend Micros, Inc. She holds an EMBA from National Taiwan University.

Y.L. Wang is our Vice President of Research & Development / Technology Development. He was promoted to Vice President in November 2015. Prior to that, he was our Senior Director of Fab 14B from January to November in 2015. He joined us in 1992 and held various positions in manufacturing functions. He holds a Ph.D. in electronics engineering from National Chiao Tung University.

Douglas Yu is our Vice President of Research & Development / Integrated Interconnect & Packaging. He was promoted to Vice President of Research & Development in November 2016. Prior to that, he was our Senior Director of Integrated Interconnect & Packaging Division. He joined us in 1994 and was in charge of development of interconnect technology for integrated circuits. He holds a Ph.D. in materials engineering from Georgia Institute of Technology.

Alexander Kalnitsky is our Vice President of Research & Development / More-than-Moore Technologies. He was promoted to Vice President of Research & Development in November 2016. Prior to that, he was our Senior Director of More-than-Moore Technologies Division. He joined us in 2009 and was in charge of HV/Power/Analog/RF/CIS/MEMS processes development. He holds a Ph.D. in electrical engineering from Carleton University.

Kevin Zhang is our Vice President of Research & Development / Design and Technology Platform. Prior to joining us in November 2016, he was a Vice President of Technology and Manufacturing Group of Circuit Technology at Intel. He holds a Ph.D. in electrical engineering from Duke University.

There is no family relationship between or amongst any of our directors or executive officers.

Share Ownership

The following table sets forth certain information as of February 28, 2017 with respect to our common shares owned by our directors and executive officers.

Name of Shareholders(1)	Number of Common Shares Owned(2)	Percentage of Outstanding Common Shares(2)
Morris Chang, Chairman	125,137,914	0.48%
F.C. Tseng, Vice Chairman	34,472,675	0.13%
Johnsee Lee, Director(3)	1,653,709,980	6.38%
Stan Shih, Independent Director	1,480,286	0.01%
Sir Peter Leahy Bonfield, Independent Director	—	—
Thomas J. Engibous, Independent Director	—	—
Kok-Choo Chen, Independent Director	—	—
Michael R. Splinter, Independent Director	—	—
Mark Liu, President and Co-Chief Executive Officer	12,977,114	0.05%
C.C. Wei, President and Co-Chief Executive Officer	7,179,207	0.03%
Stephen T. Tso, Senior Vice President & Chief Information Officer	12,897,064	0.05%
Lora Ho, Senior Vice President, Chief Financial Officer & Spokesperson	4,481,080	0.02%
Wei-Jen Lo, Senior Vice President	1,464,127	0.01%
Rick Cassidy, Senior Vice President of TSMC & President of TSMC North America	—	—
Y.P. Chin, Senior Vice President	6,971,122	0.03%

Name of Shareholders(1)	Number of Common Shares Owned(2)	Percentage of Outstanding Common Shares(2)
Y.J. Mii, Senior Vice President	1,000,419	0.00%
M.C. Tzeng, Vice President	7,405,595	0.03%
Jack Sun, Vice President & Chief Technology Officer	3,981,831	0.02%
N.S. Tsai, Vice President	1,988,180	0.01%
J.K. Lin, Vice President	12,498,018	0.05%
J.K. Wang, Vice President	2,553,947	0.01%
Irene Sun, Vice President	420,709	0.00%
Cliff Hou, Vice President	352,532	0.00%
Been-Jon Woo, Vice President	320,000	0.00%
Sylvia Fang, Vice President & General Counsel	700,285	0.00%
Connie Ma, Vice President	80,000	0.00%
Y.L. Wang, Vice President	218,535	0.00%
Douglas Yu, Vice President	225,000	0.00%
Alexander Kalnitsky, Vice President	—	—
Kevin Zhang, Vice President	—	—

(1)	None of our directors and executive officers owned any stock option as of February 28, 2017.
(2)	Except for the number of shares held by the National Development Fund of the Executive Yuan, the disclosed number of shares owned by the directors and executive officers does not include any common shares held in the form of ADS by such individuals as such individual ownership of ADSs has not been disclosed or otherwise made public. The disclosed number of share owned by the directors and executive officers also does not include shares owned by their related parties. Each of these individuals owned less than one percent of all common shares outstanding as of February 28, 2017.
(3)	Represents shares held by the National Development Fund of the Executive Yuan.

Compensation

According to our Articles of Incorporation, not more than 0.3 percent of our annual profits (defined under local law), after recovering any losses incurred in prior years, if any, may be distributed as compensation to our directors and at least one percent of our annual profits may be distributed as profit sharing bonuses to employees, including executive officers. Compensation to directors is always paid in cash, while bonuses to our executive officers may be granted in cash, stock, or stock options or the combination of all these three. Individual awards are based on each individual’s job responsibility, contribution and performance. See note 37 to our consolidated financial statements. Under our Articles of Incorporation, directors who also serve as executive officers are not entitled to any director compensation.

Remuneration Paid to Directors

The following table presents the remuneration paid and benefits in kind granted to our directors in 2016:

Name/Title	Fees Earned or Paid in Cash	Stock Awards	All Other Compensation(2)	Total
	NT$	NT$	NT$	NT$	US$
	(in millions)
Morris Chang, Chairman	309.0	—	2.5	311.5	9.6
F.C. Tseng(1), Vice Chairman	22.2	—	2.1	24.3	0.7
Sir Peter Leahy Bonfield, Independent Director	15.5	—	—	15.5	0.5
Stan Shih, Independent Director	12.0	—	—	12.0	0.4
Thomas J. Engibous, Independent Director	15.5	—	—	15.5	0.5
Kok-Choo Chen, Independent Director	12.0	—	—	12.0	0.4
Michael R. Splinter, Independent Director	15.5	—	—	15.5	0.5
Johnsee Lee, Director (Representative of National Development Fund, Executive Yuan)	9.6	—	—	9.6	0.3

Total	411.3	—	4.6	416.0	12.8

(1)	In addition to the above, F.C. Tseng received NT$4.5 million of compensation from non-consolidated affiliates.
(2)	Included pensions funded/paid according to applicable law and expenses for company cars, but did not include compensation paid to car drivers.

Compensation Paid to Executive Officers(1)

The following table presents the compensation paid and benefits in kind granted to our executive officers in 2016:

		Salary	Bonus(2)	Stock Awards	All Other Compensation(3)	Total
Name	Title	NT$	NT$	NT$	NT$	NT$	US$

(in millions)
Mark Liu	President and Co-Chief Executive Officer	8.1	204.5	—	1.1	213.7	6.6
C.C. Wei	President and Co-Chief Executive Officer	8.1	204.5	—	1.5	214.1	6.6
Lora Ho	Senior Vice President, Chief Financial Officer and Spokesperson	5.2	95.5	—	1.1	101.8	3.1

Stephen T. Tso	Senior Vice President and Chief Information Officer
Wei-Jen Lo	Senior Vice President, Research & Development / Technology Development
Rick Cassidy	Senior Vice President & President of TSMC North America
Y.P. Chin	Senior Vice President, Operations / Product Development
Y.J. Mii	Senior Vice President, Research & Development / Technology Development
M.C. Tzeng	Vice President, Operations / Affiliate Fabs
Jack Sun	Vice President, Research & Development / Corporate Research & Chief Technology Officer
N.S. Tsai	Vice President, Quality & Reliability
J.K. Lin(5)	Vice President, Operations / Mainstream Fabs & Manufacturing Technology	79.6	979.9	—	14.6	1,074.1(4)	33.2(4)
J.K. Wang	Vice President, Operations / 300mm Fabs
Irene Sun	Vice President, Corporate Planning Organization
Cliff Hou	Vice President, Research & Development / Design and Technology Platform
Been-Jon Woo	Vice President, Business Development
Sylvia Fang(5)	Vice President, Legal & General Counsel
Connie Ma	Vice President, Human Resources
Y.L. Wang	Vice President, Research & Development / Technology Development
Douglas Yu	Vice President, Research & Development / Integrated Interconnect & Packaging
Alexander Kalnitsky	Vice President, Research & Development / More-than-Moore Technologies
Kevin Zhang	Vice President, Research & Development / Design and Technology Platform

Total		101.1	1,484.4	—	18.3	1,603.7	49.5

(1)	The total compensation paid to Chief Executive Officer, Chief Financial Officer and General Counsel was proposed by Chairman. The total compensation paid to other executive officers was proposed by Chairman and Chief Executive Officer. The proposals were reviewed by the Compensation Committee before submitting to the Board of Directors for final approval.
(2)	Included cash bonus and profit sharing bonus.
(3)	Included pensions funded/paid according to applicable law and expenses for company cars, but did not include compensation paid to car drivers.
(4)	Aggregate amount for executive officers other than Mark Liu, C.C. Wei, and Lora Ho.
(5)	In addition to the above, J.K. Lin and Sylvia Fang received NT$0.1 million of compensation from non-consolidated affiliates.

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

The Audit Committee convened four regular meetings and one special meeting in 2016. In addition to these meetings, the Audit Committee members and consultant participated in four telephone conferences to discuss our Annual Report to be filed with the Taiwan and U.S. authorities and investor conference materials with management.

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

The Compensation Committee convened four regular meetings in 2016.

Employees

The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2014	2015	2016
Managers	4,385	4,669	4,909
Professionals	18,552	19,645	20,719
Assistant Engineers/Clericals	3,530	3,789	3,934
Technicians	17,124	17,169	17,406

Total	43,591	45,272	46,968

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2014	2015	2016
Hsinchu Science Park, Taiwan	22,329	23,583	22,960
Southern Taiwan Science Park, Taiwan	12,577	12,415	11,715
Central Taiwan Science Park, Taiwan	4,480	4,003	6,003
Taoyuan County, Taiwan	—	996	1,842
China	2,669	2,707	2,868
North America	1,450	1,479	1,487
Europe	50	53	55
Japan	32	32	33
Korea	4	4	5

Total	43,591	45,272	46,968

As of December 31, 2016, our total employee population was 46,968 with an educational makeup of 4.5% Ph.Ds, 40.3% masters, 26.7% university bachelors, 11.6% college degrees and 16.9% others. Among this employee population, 54.6% were at a managerial or professional level. Continuous learning is the cornerstone of our employee development strategy. Individual development plans are tailor-made to individual development needs for each employee. Employee development is further supported and enforced by a comprehensive network of resources including on- job training, coaching, mentoring, job rotation, classroom training, e-learning and external learning opportunities.

Pursuant to our Articles of Incorporation, our employees participate in our profits sharing program by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our annual profits (defined under local law), after recovering any losses incurred in prior years, if any. Our practice in the past has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In 2015 and 2016, we distributed an employees’ cash bonus of NT$20,557 million and an employees’ cash profit sharing bonus of NT$20,557 million to our employees in relation to year 2015 profits. In 2016 and 2017, we also distributed an employees’ cash bonus of NT$22,418 million (US$692 million) to our employees in relation to year 2016 profits. Employee cash profit sharing bonus of NT$22,418 million (US$692 million) in relation to year 2016 profits will be distributed in July 2017.

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

Major Shareholders

The following table sets forth certain information as of February 28, 2017, with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

Names of Shareholders	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares
National Development Fund	1,653,709,980	6.38%
Capital World Investors(1)	1,585,996,314	6.12%
BlackRock, Inc.(2)	1,322,067,760	5.10%
Directors and executive officers as a group(3)	238,805,640	0.92%

(1)	According to the Schedule 13G of Capital World Investors filed with the Securities and Exchange Commission on February 13, 2017, Capital World Investors is deemed to be the beneficial owner of the number of common shares listed above as a result of Capital Research and Management Company acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. We do not have further information with respect to Capital World Investors’ ownership in us subsequent to its Schedule 13G filed on February 13, 2017.

(2)	According to the Schedule 13G of BlackRock, Inc. filed with the Securities and Exchange Commission on January 30, 2017, BlackRock, Inc. is the parent holding company or control person of several entities with interests in TSMC. We do not have further information with respect to BlackRock, Inc’s ownership in us subsequent to its Schedule 13G filed on January 30, 2017.
(3)	Excluded ownership of the National Development Fund.

As of February 28, 2017 a total of 25,930,380,458 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through their custodians in the R.O.C. As of February 28, 2017, 5,360,968,188 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of February 28, 2017, 1,072,193,632 ADSs, representing 5,360,968,188 common shares, were held of record by Cede & Co. and 193 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

Our major shareholders have the same voting rights as our other shareholders. For a description of the voting rights of our shareholders see “Item 10. Additional Information – Description of Common Shares – Voting Rights”.

We are currently not aware of any arrangement that may at a subsequent date result in a change of control of us.

Related Party Transactions

Vanguard International Semiconductor Corporation (“VIS”)

In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated DRAM manufacturer. VIS commenced volume commercial production in 1995 and listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange) in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 28, 2017, we owned approximately 28.3% of the equity interest in VIS.

On April 1, 2004, we entered into an agreement with VIS with an initial term of two years. During the term of this agreement, VIS is obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC is required to use its best commercial efforts to maintain utilization of such reserved capacity within a specified range of wafers per month. Pursuant to its terms, upon expiration of its initial two-year term, this agreement is to be automatically renewed for additional one year periods unless earlier terminated by the parties. This Agreement has been so renewed per its terms. We pay VIS at a fixed discount to the actual selling price as mutually agreed between the parties in respect of each purchase order. We also agreed to license VIS certain of our process technologies and transfer certain technical know-how and information. TSMC receives from VIS certain royalty payments for granting such licenses. We leased office from VIS based on the lease terms and prices determined in the mutual agreement. The rental expenses were paid to VIS monthly and classified under manufacturing expenses. The lease agreement expired in May 2016. In 2016, we had total purchases of NT$6,732 million (US$208 million) from VIS, representing 1.4% of our total cost of revenue.

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

We entered into a technology cooperation agreement with SSMC effective March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our metal oxide semiconductor (“MOS”) integrated circuits wafer volume production fabs. In return, we have agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2016, we had total purchases of NT$3,376 million (US$104 million) from SSMC, representing 0.7% of our total cost of revenue.

Global Unichip Corporation (“GUC”)

In January 2003, we acquired 52.0% equity interest in GUC, a System-on-Chip (SoC) design service company that provides large scale SoC implementation services. GUC has been listed on the Taiwan Stock Exchange since November 3, 2006. Since July 2011, we were no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, we no longer consolidated GUC and its subsidiaries in our financial statements. As of February 28, 2017, we owned approximately 34.8% of the equity interest in GUC.

In 2016, we had total sales of NT$5,851 million (US$181 million) to GUC, representing 0.6% of our total revenue.

Xintec, Inc. (“Xintec”)

In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Since June 2013, we no longer consolidated Xintec in our financial statements as the number of our appointed directors on Xintec’s board consisted less than a majority. On March 30, 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. On November 20, 2015, we obtained additional 10.2% beneficial equity interest in Xintec from OmniVision Technologies Inc. (“OVT”) when OVT was acquired by a Chinese consortium, and subsequently sold 5.1% of the equity interest in Xintec each on November 30, 2015 and April 11, 2016, respectively. As of February 28, 2017, we owned approximately 41.2% of the equity interest in Xintec.

In 2016, we incurred total manufacturing expenses of NT$1,387 million (US$43 million) from Xintec, representing 0.3% of our total cost of revenue.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements”. Other than as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual consolidated financial statements.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have received from time to time communications from third parties asserting that our technologies, our manufacturing processes, or the design of the semiconductors made by us or the use of those semiconductors by our customers may infringe upon their patents or other intellectual property rights. These assertions have at times resulted in litigation by or against us and settlement payments by us. Irrespective of the validity of these claims, we could incur significant costs in the defense thereof or could suffer adverse effects on our operations.

In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents were invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC and TSMC North America, dismissing all of Keranos’s claims against TSMC and TSMC North America with prejudice. Keranos appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit, and in August 2015, the Federal Circuit remanded the case back to the Texas court for further proceedings. In January 2017, the Texas court dismissed all of Keranos’s claims against TSMC and TSMC North America with prejudice, and dismissed TSMC’s and TSMC North America’s counterclaims without prejudice. The case is over as to TSMC and TSMC North America.

In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment of noninfringement in favor of TSMC and TSMC North America. Ziptronix, Inc. could appeal the Court’s order. In August 2015, Tessera Technologies, Inc. announced it had acquired Ziptronix. In February 2017, the Court dismissed all of Ziptronix’s claims against TSMC and TSMC North America with prejudice.

In March 2014, DSS Technology Management, Inc. (DSS) filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development, Inc., and several other companies infringe one U.S. patent. TSMC Development, Inc. has subsequently been dismissed. In May 2015, the Court entered a final judgment of noninfringement in favor of TSMC and TSMC North America. DSS appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit (Federal Circuit). In November 2015, the Patent Trial and Appeal Board (PTAB) determined after concluding an Inter Partes Review (IPR) that the patent claims asserted by DSS in the District Court litigation are unpatentable. DSS appealed the PTAB’s decision to the Federal Circuit in January 2016. In March 2016, the District Court’s judgment of noninfringement was affirmed by the Federal Circuit. In April 2016, the District Court litigation between the parties and the related Federal Circuit appeal were dismissed, and the appeal proceeding of the PTAB’s decision is also over as to TSMC.

Other than the matters described above, we were not involved in any other material litigation in 2016 and are not currently involved in any other material litigation.

Dividends and Dividend Policy

The following table sets forth the dividends per share paid during each of the years indicated in respect of common shares outstanding on the record dates eligible to the payments of those dividends. During 2014, 2015 and 2016, we paid cash dividends in the amounts of NT$77,785,851,420, NT$116,683,480,962 and NT$155,582,282,748 (US$4,801,922,307), respectively.

	Cash Dividends Per Share	Outstanding common shares at year end
	NT$
2014	2.9999	25,929,662,436
2015	4.4999	25,930,380,458
2016	6.0000	25,930,380,458

Our dividend policy is set forth in our Articles of Incorporation. Except as otherwise specified in the Articles of Incorporation or under the R.O.C. law, we will not pay dividends or make other distributions to shareholders in respect of any year in which we have no earnings or retained earnings. The R.O.C. Company Act also requires that 10% of annual net income (less prior years’ losses and outstanding taxes) be set aside as legal reserve until the accumulated legal reserve equals our paid-in capital.

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

For information relating to R.O.C. withholding taxes payable on cash and stock dividends, see “Item 10. Additional Information – Taxation – R.O.C. Taxation – Dividends”.

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per common share(2)			Closing price per ADS(2)
	High	Low	Average daily trading volume (in thousands of shares)	High	Low	Average daily trading volume (in thousands of ADSs)
	(NT$)	(NT$)		(US$)	(US$)
2012	88.01	64.17	39,620	15.3488	11.173	10,581
2013	102.48	86.10	34,841	17.9617	14.3876	10,372
2014	131.96	91.67	36,510	21.9197	15.0362	11,066
2015	144.09	110.66	40,085	23.7316	18.0737	12,245
First Quarter	144.09	121.24	50,312	23.386	19.4167	14,164
Second Quarter	142.22	129.17	38,537	23.7316	21.1539	12,658
Third Quarter	137.12	110.66	40,250	22.3031	18.0737	13,811
Fourth Quarter	139.53	127.02	32,724	22.6885	20.0005	8,444
2016	193.00	126.54	32,817	31.55	19.7308	7,094
First Quarter	155.89	126.54	38,372	25.492	19.7308	8,482
Second Quarter	162.50	138.57	37,189	26.23	21.9852	7,412
Third Quarter	187.50	161.50	29,874	30.66	26.15	6,403
Fourth Quarter	193.00	178.00	26,555	31.55	28.55	6,128
October	193.00	186.00	25,829	31.55	30.39	6,514
November	189.50	180.00	29,013	31.35	28.85	6,500
December	187.50	178.00	24,756	30.36	28.55	5,369
2017
January	185.50	179.50	33,106	31.31	29.29	7,393
February	190.00	183.50	36,380	32.34	30.21	6,380
March	195.00	183.50	28,288	33.35	30.85	5,713
April (through April 12, 2017)	193.00	190.00	21,033	32.9	32.28	4,735

Source: Bloomberg

(1)	Each ADS represents the right to receive five common shares.
(2)	As adjusted for a “NT$2.9995 cash dividend per share in July 2012”, a “NT$2.9995 cash dividend per share in July 2013”, a “NT$2.9999 cash dividend per share in July 2014” a “NT$4.4999 cash dividend per share in July 2015 and a “NT$6.0000” cash dividend per share in July 2016.

ITEM 10.	ADDITIONAL INFORMATION

Description of Common Shares

We are organized under the laws of the R.O.C. Set forth below is a description of our common shares, including summaries of the material provisions of our Articles of Incorporation, the R.O.C. Company Act, the R.O.C. Securities and Exchange Law and the regulations promulgated thereunder.

General

Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,930,380,458 and 25,930,380,458 common shares were issued and outstanding as of December 31, 2016 and February 28, 2017, respectively. No employee stock options are outstanding as of December 31, 2016 and February 28, 2017.

The R.O.C. Company Act, the R.O.C. Act for Establishment and Administration of Science Parks and the R.O.C. Securities and Exchange Law provide that any change in the issued share capital of a public company, such as us, requires the approval of its board of directors, (or, for capital reduction, a resolution of its shareholders meeting), the approval of, or the registration with, the R.O.C. FSC and the Ministry of Economic Affairs or the Science Park Administration (as applicable) and/or an amendment to its articles of incorporation (if such change also involves a change in the authorized share capital).

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

In addition to permitting dividends to be paid out of earnings or retained earnings, the R.O.C. Company Act permits us to make distributions to our shareholders in cash or in the form of common shares from capital surplus and the legal reserve. However, dividend distribution out of our legal reserve can only be effected to the extent of the excessive amount of the accumulated legal reserve over 25% of our paid-in capital.

For information as to R.O.C. taxes on dividends and distributions, see “– Taxation – R.O.C. Taxation”.

Preemptive Rights and Issues of Additional Common Shares

Under the R.O.C. Company Act, when a public company, such as us, issues new shares of common stock for cash, 10% to 15% of the issue must be offered to its employees. The remaining new shares must be offered to existing shareholders in a preemptive rights offering, subject to a requirement under the R.O.C. Securities and Exchange Law that at least 10% of these issuances must be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, thereby limiting or waiving the preemptive rights of existing shareholders. The preemptive rights provisions do not apply to limited circumstances, such as:

•	issuance of new shares upon conversion of convertible bonds; and

•	offerings of new shares through a private placement approved at a shareholders’ meeting.

Authorized but unissued shares of any class may be issued at such times and, subject to the above-mentioned provisions of the R.O.C. Company Act and the R.O.C. Securities and Exchange Law, upon such terms as the board of directors may determine. The shares with respect to which preemptive rights have been waived may be freely offered, subject to compliance with applicable R.O.C. law.

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

Voting Rights

A holder of common shares has one vote for each common share. Except as otherwise provided by law, a resolution may be adopted by the holders of a simple majority of the total issued and outstanding common shares represented at a shareholders’ meeting at which a majority of the holders of the total issued and outstanding common shares are present. The election of directors at a shareholders’ meeting is by cumulative voting. As authorized under the R.O.C. Company Act, we have adopted a nomination procedure for election of our directors in our Articles of Incorporation. According to our Articles of Incorporation, ballots for the election of directors and independent directors are cast separately.

The R.O.C. Company Act also provides that in order to approve certain major corporate actions, including but not limited to, (i) any amendment to the articles of incorporation (which is required for, among other actions, any increase in authorized share capital), (ii) execution, modification or termination of any contracts regarding leasing of all business or joint operations or mandate of the company’s business to other persons, (iii) the dissolution, amalgamation or spin-off of a company or the transfer of the whole or an important part of its business or its properties or the taking over of the whole of the business or properties of any other company which would have a significant impact on the acquiring company’s operations or (iv) the removal of directors or supervisors or (v) the distribution of any stock dividend, a meeting of the shareholders must be convened with a quorum of holders of at least two-thirds of all issued and outstanding shares of common stock at which the holders of at least a majority of the common stock represented at the meeting vote in favor thereof. However, in the case of a publicly held company such as us, such a resolution may be adopted by the holders of at least two-thirds of the shares of common stock represented at a meeting of shareholders at which holders of at least a majority of the issued and outstanding shares of common stock are present.

A shareholder may be represented at a shareholders’ meeting by proxy. A valid proxy must be delivered to us at least five days prior to the commencement of the shareholders’ meeting.

Holders of ADSs will not have the right to exercise voting rights with respect to the common shares represented thereby, except as described in “— Voting of Deposited Securities”.

Other Rights of Shareholders

Under the R.O.C. Company Act, dissenting shareholders are entitled to appraisal rights in the event of amalgamation, spin-off or certain other major corporate actions. A dissenting shareholder may request us to redeem all of the shares owned by that shareholder at a fair price to be determined by mutual agreement or a court order if agreement cannot be reached. A shareholder may exercise these appraisal rights by serving a written notice on us prior to the related shareholders’ meeting and by raising an objection at the shareholders’ meeting. In addition to appraisal rights, any shareholder has the right to sue for the annulment of any resolution adopted at a shareholders’ meeting where the procedures were legally defective within thirty days after the date of such shareholders’ meeting. One or more shareholders who have held more than three percent of the issued and outstanding shares for over a year may require audit committee to bring a derivative action against a director for that director’s liability to us as a result of that director’s unlawful actions or failure to act. In addition, one or more shareholders who have held more than three percent of our issued and outstanding shares for over a year may require the board of directors to convene a special shareholders’ meeting by sending a written request to the board of directors.

The R.O.C. Company Act allows shareholder(s) holding 1% or more of the total issued shares of a company to, during the period of time prescribed by the company, submit one proposal in writing containing no more than three hundred words (Chinese characters) for discussion at the general meeting of shareholders. In addition, if a company adopts a nomination procedure for election of directors or supervisors in its articles of incorporation, shareholders representing 1% or more of the total issued shares of such company may submit a candidate list in writing to the company along with relevant information and supporting documents.

Register of Shareholders and Record Dates

Our share registrar, CTBC Bank Co., Ltd., maintains the register of our shareholders at its office in Taipei, Taiwan. Under the R.O.C. Company Act, the transfer of common shares in registered form is effected by endorsement of the transferor’s and transferee’s seals on the share certificates and delivery of the related share certificates. In order to assert shareholders’ rights against us, however, the transferee must have his name and address registered on the register of shareholders. Shareholders are required to file their respective specimen signatures or seals with us. The settlement of trading in the common shares is carried out on the book-entry system maintained by the Taiwan Depository & Clearing Corporation and therefore, the share transfer will follow the procedures of the Taiwan Depository & Clearing Corporation.

The R.O.C. Company Act permits us to set a record date and close the register of shareholders for a specified period in order for us to determine the shareholders or pledgees that are entitled to certain rights pertaining to common shares by giving advance public notice. Under the R.O.C. Company Act, our register of shareholders should be closed for a period of sixty days, thirty days and five days immediately before each general meeting of shareholders, special meeting of shareholders and record date of dividend distribution, respectively.

Annual Financial Statements

Under the R.O.C. Company Act, ten days before the general meeting of shareholders, our annual financial statements must be available at our principal office in Hsinchu for inspection by the shareholders.

Acquisition of Common Shares by Us

With minor exceptions, we may not acquire our common shares under the R.O.C. Company Act. However, under the R.O.C. Securities and Exchange Law, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase our common shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the R.O.C. FSC, for the following purposes: (i) to transfer shares to our employees; (ii) to satisfy our obligations to provide our common shares upon exercise or conversion of any warrants, convertible bonds or convertible preferred shares; and (iii) if necessary, to maintain our credit and our shareholders’ equity (such as for the purpose of supporting the trading price of our common shares during market dislocations), provided that the common shares so purchased shall be cancelled thereafter.

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

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions to holders of preferred shares, if any, will be distributed pro rata to our shareholders in accordance with the R.O.C. Company Act.

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

Material Contracts

TSMC joined the Customer Co-Investment Program of ASML Holding N.V. (“ASML”) in August 2012. As part of this program, TSMC and ASML signed a research and development funding agreement whereby TSMC shall provide EUR276 million to ASML’s research and development programs from 2013 to 2017.

TSMC is not currently a party to any other material contract, other than contracts entered into in the ordinary course of our business.

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

The R.O.C. FSC announced on April 30, 2009 the Regulations Governing Mainland Chinese Investors’ Securities Investments (“P.R.C. Regulations”) and amended the same on October 6, 2010. According to the P.R.C. Regulations, a P.R.C. qualified domestic institutional investor (“QDII”) is allowed to invest in R.O.C. securities (including less than 10% shareholding of an R.O.C. company listed on Taiwan Stock Exchange or R.O.C. Over-the-Counter (Taipei Exchange)). Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. For each QDII, the custodians of such QDIIs must apply with the Taiwan Stock Exchange for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the R.O.C. securities market with the amount approved by the Taiwan Stock Exchange. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment of certain other industries in a given company is restricted to a certain percentage pursuant to a list promulgated by the FSC and amended from time to time. P.R.C. investors other than QDII, however, are prohibited from making investments in an R.O.C. company listed on the Taiwan Stock Exchange or the R.O.C. Over-the-Counter (Taipei Exchange), unless with approval from the Investment Commission of the R.O.C. Ministry of Economic Affairs for its investment of 10% or more (or other percentage applicable to certain restricted industries) of the equity interest of such R.O.C. company.

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

Depositary Receipts

In April 1992, the R.O.C. FSC enacted regulations permitting R.O.C. companies with securities listed on the Taiwan Stock Exchange, with the prior approval of the R.O.C. FSC, to sponsor the issuance and sale to foreign investors of depositary receipts. Depositary receipts represent deposited shares of R.O.C. companies. In December 1994, the R.O.C. FSC allowed companies whose shares are listed on the Taiwan Stock Exchange or traded on the R.O.C. Over-the-Counter (Taipei Exchange), upon approval of the R.O.C. FSC, to sponsor the issuance and sale of depositary receipts.

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

Voting of Deposited Securities

Holders may direct the exercise of voting rights with respect to the common shares represented by the ADSs only in accordance with the provisions of the deposit agreement as described below and applicable R.O.C. law. See “Item 3. Key Information – Risk Factors – Risks Relating to Ownership of ADSs – Your voting rights as a holder of ADSs will be limited”.

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

Moreover, in accordance with the deposit agreement, as further amended and restated as of November 16, 2007 and pursuant to R.O.C. Company Act, holders that individually or together with other holders hold at least 51% of the ADSs outstanding at the relevant record date are entitled to submit each year one written proposal for voting at the general meeting of shareholders; provided, that (i) such proposal is in Chinese language and does not exceed 300 Chinese characters, (ii) such proposal is submitted to the depositary bank at least two business days prior to the expiry of the relevant submission period, which shall be publicly announced by us each year in a report on Form 6-K filed with the Securities Exchange Commission prior to the commencement of the 60 days closed period for general meetings of shareholders, (iii) such proposal is accompanied by a written certificate to the depositary bank, in the form required by the depository bank, certifying that such proposal is being submitted by holders that individually or together with other holders hold at least 51% of the ADSs outstanding at the date of the submission and, if the date of the submission is on or after the relevant record date, also certifying that the holders who submitted the proposal held at least 51% of the ADSs outstanding as of the relevant record date, (iv) if the date of the submission is prior to the relevant record date, the holders who submitted the proposal must also provide, within five business days after the relevant record date, a second written certificate to the depositary bank, in the form required by the depositary bank, certifying that the holders who submitted the proposal continued to hold at least 51% of the ADSs outstanding at the relevant record date, (v) such proposal is accompanied by a joint and several irrevocable undertaking of all submitting holders to pay all fees and expenses incurred in relation to the submission (including the costs and expenses of the depositary bank or its agent to attend the general meeting of the shareholders) as such fees and expenses may be reasonably determined and documented by the depositary bank or us, and (vi) such proposal shall only be voted upon at the general meeting of shareholders if such proposal is accepted by our board of directors as eligible in accordance with applicable law for consideration at a shareholders meeting.

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

Holders of ADSs should consult their own tax advisors as to the particular R.O.C. tax consequences of owning the ADSs which may affect them.

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

Tax Treaty. The R.O.C. does not have a double taxation treaty with the United States. On the other hand, the R.O.C. has double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Israel, Gambia, The Netherlands, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, Swaziland, India, Slovakia, Switzerland, Germany, Thailand, Luxembourg, Kiribati, Austria, Italy, Japan, Canada and Poland which may limit the rate of R.O.C. withholding tax on dividends paid with respect to common shares in R.O.C. companies. The ADS holders may or may not be considered to hold common shares for the purposes of these treaties. The holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.

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

You should consult your own tax advisor regarding the United States federal, state, local income tax and other tax consequences of owning and disposing of common shares or ADSs in your particular circumstances.

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

Subject to generally applicable limitations and restrictions, the R.O.C. taxes withheld from dividend distributions and paid over to the R.O.C. (reduced by any credit against such withholding tax on account of the 10% retained earnings tax) will be eligible for credit against your U.S. federal income tax liabilities. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 20% tax rate. Dividends will be income from sources outside the United States. Dividends will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules applicable to the United States foreign tax credit are complex, and you should consult your own tax adviser concerning the availability of the credit in your particular circumstances.

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

Medicare Tax

A United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of common shares or ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you should consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the common shares or ADSs.

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

Also, where a company that is a PFIC meets certain reporting requirements, a U.S. holder could avoid certain adverse PFIC consequences described herein by making a “qualified electing fund” (“QEF”) election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. U.S. holders will not be able to treat a company as a QEF if the company does not prepare the information that U.S. holders would need to make a QEF election. We do not intend to prepare or provide the information that would enable U.S. holders to make a QEF election.

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

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above, including the Company’s ownership of any non-U.S. subsidiaries. As a result, U.S. holders should consult their own tax advisors concerning the PFIC rules.

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

Information with Respect to Foreign Financial Assets

Individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals should consult their tax advisors regarding the application of these rules to their ownership of ADSs.

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

Foreign Currency Risk: Substantial portions of our revenues and expenses are denominated in currencies other than NT dollar. As a result, as of December 31, 2016, the majority of our receivables and payables were denominated in currencies other than NT dollar, primarily in U.S. dollar, Euro, Japanese Yen and Chinese Yuan. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we use derivatives, such as currency forward contracts and cross currency swaps, and non-derivative financial instruments, such as foreign currency-denominated debt, to partially hedge our currency exposure. These hedges will offset only a portion of, but do not eliminate, the financial impact from movements in foreign currency exchange rates. Based on a sensitivity analysis performed on our financial position as of December 31, 2016, a hypothetical, unfavorable 10% movement in the levels of foreign currency exchange rates relative to the NT dollar, after taking into account hedging and offsetting positions, would have increased our net unrealized losses by NT$111 million (US$3 million).

The table below presents our outstanding foreign currency derivative contracts as of December 31, 2016. These contracts all had a maturity date of not more than 12 months. For further information, please refer to note 36 to the consolidated financial statements.

Forward Exchange Agreements	As of December 31, 2016 Expected Maturity Dates
(in millions)	2017	2018	2019	2020	2021 and thereafter	Total	Aggregate Fair Value(1)
(Sell US$/Buy JPY) Contract amount	US$0.43					US$0.43	NT$0.1
Average contractual exchange rate (against Japanese Yen)	116.76					116.76
(Sell US$/Buy EUR) Contract amount	US$4.18					US$4.18	NT$2.8
Average contractual exchange rate (against Euro)	1.05					1.05
(Sell US$/Buy RMB) Contract amount	US$421.75					US$421.75	NT$(121.91)
Average contractual exchange rate (against RMB)	6.90					6.90
(Sell US$/Buy NT$) Contract amount	US$439					US$439	NT$(40.5)
Average contractual exchange rate (against NT$ dollars)	32.21					32.21
(Sell NT$/Buy JPY) Contract amount	NT$7,314.84					NT$7,314.84	NT$36.8
Average contractual exchange rate (against NT$ dollars)	0.28					0.28
(Sell NT$/Buy EUR) Contract amount	NT$5,393.33					NT$5,393.33	NT$74.1
Average contractual exchange rate (against NT$ dollars)	33.84					33.84

Cross Currency SWAP	As of December 31, 2016 Expected Maturity Dates
(in millions)	2017	2018	2019	2020	2021 and thereafter	Total	Aggregate Fair Value(1)
(Sell US$/Buy NT$) Contract amount	US$170					US$170	NT$11.0
Range of interest rate paid	3.98%					3.98%
Range of interest rate received	0%					0%

(1)	Fair value represents the amount of the receivable from or payable to the counter-parties if the contracts had been terminated at the end of the reporting period.

For further information, please refer to note 8 and note 36 to the consolidated financial statements. Also see “Item 3. Key Information – Exchange Rates” for a summary of the movements between the NT dollar and the U.S. dollar during recent years.

Interest Rate Risks: We are exposed to interest rate risks primarily related to our outstanding debt and investment portfolio. Our interest income and expenses are most sensitive to fluctuations in R.O.C. and U.S. interest rates. Changes in R.O.C. and U.S. interest rates affect the interest earned on our cash, cash equivalent and marketable securities and the fair value of those securities as well as interest paid on and the fair value of our outstanding debt.

The table below presents annual principal amounts due and related interest rates by year of maturity for our outstanding debt obligations as of December 31, 2016.

	As of December 31, 2016 Expected Maturity Dates
	2017	2018	2019	2020	2021 and thereafter	Total	Aggregate Fair Value(1)
Long-term debt (in millions)
NT$ denominated debt
Variable rate	NT$10	NT$10	NT$10	NT$2		NT$32	NT$32
Average interest rate	3.47%	3.52%	3.52%	3.52%		3.50%(2)
Fixed rate	NT$38,100	NT$24,300	NT$34,900	NT$31,800	NT$25,100	NT$154,200	NT$155,930
Average interest rate	1.30%	1.35%	1.45%	1.41%	1.75%	1.44%
US$ denominated debt
Fixed rate		US$1,150				US$1,150	US$1,146
Average interest rate		1.63%				1.63%

(1)	Represents the then quoted market price.
(2)	Weighted average implied forward interest rates

Our investment policy is to achieve a return that will allow us to preserve capital and maintain liquidity requirements. Such policy requires our investments generally made in investment grade securities, with the primary objective of minimizing the potential risk of principal loss. We use a combination of internal and external management to execute our investment strategy. We typically invest in investment grade fixed income securities across various sectors, and limit the amount of credit exposure to any one issuer. Our investments in both fixed rate and floating rate interest earning securities carry a degree of interest rate risk. Majority of our fixed rate securities are classified as available-for-sale, and may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. We have entered, and may enter in the future, into interest rate futures to partially hedge the interest rate risk on our fixed income investments. These hedges may offset only a portion of, but do not eliminate, the financial impact from movements in interest rates.

As of December 31, 2016, we had outstanding floating- and fixed-rate fixed income securities with varying maturities for an aggregate carrying amount of NT$103,510 million (US$3,195 million), of which, NT$64,592 million (US$1,994 million) were classified as available-for-sale and NT$38,918 million (US$1,201 million) were classified as held-to-maturity. Based on a sensitivity analysis performed on our financial position as of December 31, 2016 and December 31, 2015, a hypothetical 100 basis points (1.00%) increase in interest rates across all maturities would have resulted in a decrease in the fair market value of our available-for-sale fixed income securities of approximately NT$1,601 million (US$49 million) and NT$272 million, respectively, after taking into account interest rate hedges. The higher decrease in the fair market value of December 31, 2016 versus December 31, 2015 was primarily driven by the increase of NT$51,664 million investments in available-for-sale fixed income securities. For more information, please refer to note 23 and note 36 to the consolidated financial statements.

The table below presents our outstanding interest rate futures contracts as of December 31, 2016. For further information, please refer to note 11 to the consolidated financial statements.

Interest Rate Futures	As of December 31, 2016 Expected Maturity Dates
(in millions)	2017	2018	2019	2020	2021 and thereafter	Total	Aggregate Fair Value(1)
Contract notional amount	US$53.6					US$53.6	NT$5.6
Range of contract price	US$108-150					US$108-150

(1)	Fair value represents the amount of gains or losses if the contracts had been sold at the end of the reporting period.

Other Market Risk: As of December 31, 2016, we had investments in public equity securities in the amount of NT$3,197 million (US$99 million). We also had investments in private equity securities mostly through a number of investment funds with a carrying value of NT$4,102 million (US$127 million). The carrying value of these investments is subject to fluctuations and their fair market value may be significantly different from the carrying value. We experienced declines in the value of certain publicly traded securities and privately held investments and recorded impairment losses of NT$211 million, NT$155 million and NT$122 million (US$4 million), respectively, in 2014, 2015 and 2016. For further information, please refer to note 9 to the consolidated financial statements.

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

Depositary Payment

In 2016, we received reimbursement of proxy related expenses (printing, postage and distribution) of US$241,381 from Citibank, N.A., the Depositary Bank for our ADR program.

PART II

ITEM 13. DEFAULTS,	DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Pursuant to Rule 13(a)-15(b) of the Securities Exchange Act of 1934, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Co-Chief Executive Officers and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2016.

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

As of the end of 2016, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2016 was effective.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our company’s internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included at the end of this Item 15.

Changes in Internal Control over Financial Reporting. During 2016, there was no material change to our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taiwan Semiconductor Manufacturing Company Limited

We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated April 13, 2017 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 13, 2017

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

The table below summarizes the fees that we paid for services provided by Deloitte & Touche and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2015 and 2016.

	2015	2016
	NT$	NT$
	(In thousands)
Audit Fees	60,363	57,926
Audit-Related Fees	90	—
All Other Fees	2,076	2,182

Total	62,529	60,108

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

We have not established any pre-approval policies and procedures, and, accordingly, all non-audit services need to be pre-approved by the Audit Committee on a case-by-case basis. The Audit Committee agreed to delegate to the Chairman of the Audit Committee authority to pre-approve non-material unanticipated non-audit services and to report any such actions to the Audit Committee for ratification at its next scheduled meeting. All audit and non-audit services performed by Deloitte & Touche in 2015 and 2016 were pre-approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

TSMC’s corporate governance practices are governed by applicable Taiwan law, specifically, the R.O.C. Company Act and R.O.C. Securities and Exchange Law, and also TSMC’s Articles of Incorporation. Also, because TSMC securities are registered with the U.S. Securities and Exchange Commission (“U.S. SEC”) and are listed on the New York Stock Exchange (“NYSE”), TSMC is subject to corporate governance requirements applicable to NYSE-listed foreign private issuers.

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

The most relevant differences between TSMC corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US Companies under Listed Company Manual Section 303A	TSMC Corporate Practices
NYSE Section 303A.01 requires a NYSE-listed company to have a majority of independent directors on its board of directors.	Taiwan law does not require a board of directors of publicly traded companies to consist of a majority of independent directors. Taiwan law requires public companies meeting certain criteria to have at least two independent directors but no less than one fifth of the total number of directors on its board of directors. In addition, Taiwan law requires public companies to disclose information pertaining to their directors, including their independence status. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for information on the total number of TSMC directors and directors who would be considered independent under NYSE Section 303A.02 and Taiwan law.

NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the listed company either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company).	Taiwan law establishes comparable standards to evaluate director independence. For further information, please consult TSMC’s Taiwan annual report for the relevant year.

NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	Taiwan law does not contain such a requirement. Except for meetings of sub-committees of the board of directors and those held by managing directors, Taiwan law does not allow separate board meetings of part but not all of the board of directors.

NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.	Taiwan law does not contain such a requirement. Taiwan law requires directors to be nominated (if nomination is provided in its articles of incorporation) either by the shareholders or by the entire board of directors.

NYSE Section 303A.05(a) requires listed companies to have a compensation committee comprised entirely of independent directors.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its compensation committee since 2003, which has met the requirements under the Taiwan law. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition and functions of its compensation committee.

NYSE Section 303A.05(b) requires a compensation committee’s charter to establish certain minimum responsibilities and to provide for an annual evaluation of the committee’s performance.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its compensation committee since 2003, which has met the requirements under the Taiwan law, and TSMC’s compensation committee charter contains the same responsibilities as those provided under NYSE Section 303A.05(b)(i) and mandates the committee to review the adequacy of its charter annually.

NYSE Section 303A.06 requires listed companies to have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the Exchange Act). Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005.	TSMC voluntarily established its audit committee before the promulgation of related Taiwan law. Our audit committee fully complies with both local law requirements and corporate governance standards. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.

NYSE Section 303A.07(a) requires an audit committee to consist of at least three board members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee of which at least one shall have accounting or financial expertise. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.

NYSE Section 303A.07(a) requires that if an audit committee member is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of that company shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report on Form 10-K filed with the SEC.	Taiwan law does not contain such requirement. Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee. Taiwan law forbids an independent director from serving as an independent director on a total of more than four Taiwan public companies.

NYSE Section 303A.07(a) All members of the audit committee are required to be independent.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee.

NYSE Section 303A.07(b) requires an audit committee to have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Rule 10A-3(b)(2), (3), (4) & (5) of the Exchange Act.	Taiwan law requires comparable standards. TSMC currently has a written audit committee charter containing the same duties and responsibilities as those provided under Section 10A-3(b)(1) of the Exchange Act.

NYSE Section 303A.07(b)(iii)(B) and (C) establishes audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (ii) to discuss the company’s press releases relating to its earnings as well as the financial information and guidelines relating to its earnings that are supplied to analysts and rating agencies.	TSMC’s written audit committee charter establishes the same audit committee objectives.

NYSE Section 303A.07(b)(iii)(G) requires an audit committee to establish clear policies for hiring external auditor’s employees.	Taiwan law does not contain such requirement.

NYSE Section 303A.07(c) requires each company to have an internal audit function that provides to the management and to the audit committee ongoing assessments on the company’s risk management processes and internal control system.	Taiwan law requires public companies to establish an internal audit department. Internal auditors are subject to strict qualification standards under Taiwan law, which require the board of directors to approve the head of a company’s internal audit department. TSMC’s internal audit department has substantially the same responsibilities as provided under NYSE Section 303A.07(d).

NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Taiwan law imposes a similar requirement. TSMC currently has in place an equity based compensation plan. TSMC’s employee stock option plans (“ESOPs”) are required to be approved by the board of directors. Shareholders’ approval is not required if the number of options granted under the relevant ESOP does not exceed the reservation made in TSMC’s Articles of Incorporation and if the exercise price is not below the price as determined by relevant regulations. Otherwise, any change to such reservation in the Articles requires shareholders’ approval.

NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the compensation committee.)	Under Taiwan law, if a listed company has adopted corporate governance guidelines, it must inform investors how to access such guidelines.

NYSE Section 303A.09 requires the board of directors to make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon.	Taiwan law does not contain such requirement.

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain.	Taiwan law does not contain such requirement. But, because of sound corporate governance principles, TSMC has adopted a “Ethics and Business Conduct Policy”, which complies with the Sarbanes-Oxley Act’s requirements concerning financial officers and CEO accountability.

NYSE Section 303A.12(a) requires the CEO, on a yearly basis, to certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance.	Taiwan law does not contain such a requirement. But, in order to comply with relevant SEC regulations, each of TSMC’s Co-CEOs is required to certify in TSMC’s 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of TSMC.

NYSE Section 303A.12(b) requires the CEO to notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.	Taiwan law does not contain such requirement. But, in order to be consistent with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC’s Co-CEOs comply with the notice provision as set forth under NYSE Section 303A.12(b).

NYSE Section 303A.12(c) requires each listed company to submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation each time a specified change occurs in the board or any of the committees subject to Section 303A.	Taiwan law does not contain such requirement. But, in order to comply with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC complies with NYSE Section 303A.12(c).

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Refer to the consolidated financial statements on page F-1.

ITEM 19. EXHIBITS

(a)	See page F-1 for an index of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

	1.1(1)	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on June 12, 2012.

	2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

	3.1(1)	Rules for Election of Directors, as amended and restated on June 12, 2012.

	3.2(1)	Rules and Procedures of Board of Directors Meetings, as amended and restated on November 13, 2012.

	3.3(2)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002.

	4.1(3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 1997 to July 31, 2017) (in Chinese with English summary).

	4.2(3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 1, 1998 to April 30, 2018) (in Chinese with English summary).

	4.3(3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective November 1, 1999 to October 31, 2019) (in Chinese with English summary).

	4.4(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective December 4, 2009 to December 31, 2028) (English summary).

	4.5(5)	Land Lease with Hsinchu Science Park Administration relating to the Fab 3 and F12 (Phase III) (effective July 1, 2015 to December 31, 2034) (in Chinese with English summary).

	4.6	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 2017 to March 14, 2037) (English summary).

	4.7(3)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) and Corporate Headquarters (effective December 1, 1999 to November 30, 2019) (in Chinese with English summary).

	4.9(6)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd.

	4.10(4)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2008 to December 31, 2027) (English summary).

	4.11(4)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 (effective May 16, 2013 to December 31, 2032) (English summary).

	4.12(7)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 and Corporate Headquarters (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

	4.13(1)	Land Lease with Central Science Industrial Park Administration relating to fabs located in Taichung Science Park (effective September 1, 2009 to September 1, 2029) (English summary).

4.14(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective May 14, 2005 to December 31, 2024) (English summary).

4.15(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective April 15, 2006 to December 31, 2024) (English summary).

4.16(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 1, 2009 to November 30, 2029) (English summary).

4.17(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 15, 2006 to December 31, 2024) (English summary).

4.18(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective October 1, 2011 to September 30, 2030) (English summary).

4.19(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2012 to July 31, 2032) (English summary).

4.20(8)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective January 22, 2014 to July 31, 2032) (English summary).

4.21(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective February 1, 2012 to January 31, 2032) (English summary).

4.22(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase IV and Phase V) (effective November 10, 2007 to December 31, 2026) (English summary).

4.23(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase VI) (effective August 20, 2010 to December 31, 2028) (English summary).

4.24(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase VII) (effective March 17, 2011 to December 31, 2027) (English summary).

4.25(4)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2010 to December 31,2029) (English summary)

4.26(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase IV and Phase VI bridge) (effective July 21, 2008 to December 31, 2027) (English summary).

4.27(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective June 14, 2001 to May 14, 2019) (English summary).

4.28(8)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (effective December 1, 2014 to December 31, 2033) (English summary).

4.29(8)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective March 1, 2014 to February 28, 2034) (English summary).

4.30(8)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2014 to July 31, 2034) (English summary).

4.31(5)	Land Lease with Hsinchu Science Park Administration relating to BP03 located in Longtan Science Park (effective April 15, 2015 to December 31, 2034) (English summary).

4.32(5)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs (BP2B and F6 bridge) located in Southern Taiwan Science Park (effective March 16, 2015 to March 15, 2035) (English summary).

4.33(5)	Land Lease with Central Science Industrial Park Administration relating to F15B located in Taichung Science Park (effective March 25, 2015 to December 31, 2034) (English summary).

4.34(5)	Land Lease with Central Science Industrial Park Administration relating to CP03 located in Taichung Science Park (effective December 14, 2015 to July 26, 2031) (English summary).

12.1	Certification of Co-Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Co-Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.3	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Co-Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Co-Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.3	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

99.1	Consent of Deloitte & Touche.

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed by TSMC on April 2, 2013.
(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.
(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.
(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2013, filed by TSMC on April 14, 2014.
(5)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2015, filed by TSMC on April 11, 2016.
(6)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.
(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.
(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2014, filed by TSMC on April 13, 2015.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.

Date: April 13, 2017

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Lora Ho
Name:	Lora Ho
Title:	Senior Vice President, Chief Financial Officer & Spokesperson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Taiwan Semiconductor Manufacturing Company Limited

We have audited the accompanying consolidated statements of financial position of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016 (all expressed in New Taiwan dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 13, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche

Taipei, Taiwan

The Republic of China

April 13, 2017

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2015	December 31, 2016
ASSETS		NT$	NT$	US$
				(Note 3)

CURRENT ASSETS
Cash and cash equivalents	7	$562,688.9	$541,253.8	$16,705.4
Financial assets at fair value through profit or loss	8	6.0	6,451.1	199.1
Available-for-sale financial assets	9, 14	14,299.4	67,788.8	2,092.2
Held-to-maturity financial assets	10	9,166.5	16,610.1	512.7
Hedging derivative financial assets	11	1.7	5.6	0.2
Notes and accounts receivable, net	12	85,059.7	128,335.3	3,961.0
Receivables from related parties	37	505.7	969.5	29.9
Other receivables from related parties	37	125.0	146.8	4.5
Inventories	6, 13, 41	67,052.3	48,682.2	1,502.5
Other financial assets	38, 41	4,305.4	4,100.5	126.6
Other current assets	17	3,533.4	3,385.4	104.5

Total current assets		746,744.0	817,729.1	25,238.6

NONCURRENT ASSETS
Available-for-sale financial assets	9	3,990.9	4,102.5	126.6
Held-to-maturity financial assets	10	6,910.9	22,307.6	688.5
Investments accounted for using equity method	6, 14	23,971.0	19,585.3	604.5
Property, plant and equipment	6, 15	853,470.3	997,777.7	30,795.6
Intangible assets	6, 16, 33	14,065.9	14,614.8	451.0
Deferred income tax assets	6, 30	6,385.0	8,271.4	255.3
Refundable deposits		430.8	407.9	12.6
Other noncurrent assets	17	1,428.6	1,500.4	46.4

Total noncurrent assets		910,653.4	1,068,567.6	32,980.5

TOTAL		$1,657,397.4	$1,886,296.7	$58,219.1

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2015	December 31, 2016
LIABILITIES AND EQUITY		NT$	NT$	US$
				(Note 3)

CURRENT LIABILITIES
Short-term loans	18	$39,474.0	$57,958.2	$1,788.8
Financial liabilities at fair value through profit or loss	8	72.6	191.1	5.9
Accounts payable		18,575.3	26,062.3	804.4
Payables to related parties	37	1,150.0	1,262.2	39.0
Salary and bonus payable		11,702.0	13,681.8	422.3
Accrued profit sharing bonus to employees and compensation to directors and supervisors	23, 32	20,958.9	22,894.0	706.6
Payables to contractors and equipment suppliers		26,012.2	63,154.5	1,949.2
Income tax payable	6, 30	60,444.7	70,352.8	2,171.4
Provisions	6, 19	10,163.5	18,037.8	556.7
Long-term liabilities—current portion	20	23,517.6	38,109.7	1,176.2
Accrued expenses and other current liabilities	22	27,701.3	36,581.6	1,129.1

Total current liabilities		239,772.1	348,286.0	10,749.6

NONCURRENT LIABILITIES
Bonds payable	20	191,965.1	153,093.6	4,725.1
Long-term bank loans		32.5	21.8	0.7
Deferred income tax liabilities	6, 30	31.3	141.2	4.3
Net defined benefit liability	6, 21	7,448.0	8,551.4	263.9
Guarantee deposits	22	21,564.8	14,670.4	452.8
Others	19	1,613.5	1,686.5	52.1

Total noncurrent liabilities		222,655.2	178,164.9	5,498.9

Total liabilities		462,427.3	526,450.9	16,248.5

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock	23	259,303.8	259,303.8	8,003.2

Capital surplus	23	56,300.2	56,272.3	1,736.8

Retained earnings	23
Appropriated as legal capital reserve		177,640.6	208,298.0	6,429.0
Unappropriated earnings		688,989.0	833,512.7	25,725.7

		866,629.6	1,041,810.7	32,154.7

Others	23	11,774.1	1,663.9	51.4

Equity attributable to shareholders of the parent		1,194,007.7	1,359,050.7	41,946.1

NONCONTROLLING INTERESTS		962.4	795.1	24.5

Total equity		1,194,970.1	1,359,845.8	41,970.6

TOTAL		$1,657,397.4	$1,886,296.7	$58,219.1

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2014	2015	2016
		NT$	NT$	NT$	US$
					(Note 3)

NET REVENUE	6, 25, 37, 42	$762,806.5	$843,497.4	$947,938.3	$29,257.4

COST OF REVENUE	6, 13, 32, 37, 41	385,113.0	433,117.6	473,077.1	14,601.1

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		377,693.5	410,379.8	474,861.2	14,656.3

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		28.5	15.1	(29.1)	(0.9)

GROSS PROFIT		377,722.0	410,394.9	474,832.1	14,655.4

OPERATING EXPENSES	6, 32, 37
Research and development		56,828.8	65,544.6	71,207.7	2,197.8
General and administrative		18,933.4	17,257.2	19,795.6	611.0
Marketing		5,087.4	5,664.7	5,900.8	182.1

Total operating expenses		80,849.6	88,466.5	96,904.1	2,990.9

OTHER OPERATING INCOME AND EXPENSES, NET	15, 16, 26, 32	(1,002.1)	(1,880.6)	29.8	0.9

INCOME FROM OPERATIONS	42	295,870.3	320,047.8	377,957.8	11,665.4

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture	14, 42	3,919.8	4,196.4	3,457.9	106.7
Other income	27	3,380.4	4,750.8	6,454.9	199.2
Foreign exchange gain , net		2,111.3	2,481.4	1,161.3	35.8
Finance costs	28	(3,236.3)	(3,190.3)	(3,306.1)	(101.9)
Other gains and losses	29	28.0	22,191.5	195.9	6.0

Total non-operating income and expenses		6,203.2	30,429.8	7,963.9	245.8

INCOME BEFORE INCOME TAX		302,073.5	350,477.6	385,921.7	11,911.2
INCOME TAX EXPENSE	6, 30, 42	47,889.9	47,644.7	54,124.4	1,670.5

NET INCOME		254,183.6	302,832.9	331,797.3	10,240.7

OTHER COMPREHENSIVE INCOME (LOSS)	14, 21, 23, 30
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation		258.5	(827.7)	(1,057.2)	(32.6)
Share of other comprehensive loss of associates and joint venture		(15.7)	(2.5)	(20.0)	(0.6)
Income tax benefit (expense) related to items that will not be reclassified subsequently		(31.9)	99.3	126.9	3.9

		210.9	(730.9)	(950.3)	(29.3)

Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		11,771.1	6,604.7	(9,379.5)	(289.5)
Changes in fair value of available-for-sale financial assets		(36.6)	(20,489.0)	(692.5)	(21.4)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2014	2015	2016
		NT$	NT$	NT$	US$ (Note 3)

Share of other comprehensive income (loss) of associates and joint venture		$(135.3)	$(83.0)	$16.3	$0.5
Income tax expense related to items that may be reclassified subsequently		(5.1)	(16.0)	(61.2)	(1.9)

		11,594.1	(13,983.3)	(10,116.9)	(312.3)

Other comprehensive income (loss) for the year, net of income tax		11,805.0	(14,714.2)	(11,067.2)	(341.6)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		$265,988.6	$288,118.7	$320,730.1	$9,899.1

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$254,301.4	$302,850.9	$331,713.7	$10,238.1
Noncontrolling interests		(117.8)	(18.0)	83.6	2.6

		$254,183.6	$302,832.9	$331,797.3	$10,240.7

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$266,090.6	$288,144.8	$320,653.2	$9,896.7
Noncontrolling interests		(102.0)	(26.1)	76.9	2.4

		$265,988.6	$288,118.7	$320,730.1	$9,899.1

		2014	2015	2016
		Income Attributable to	Income Attributable to	Income Attributable to Shareholders of the Parent
		Shareholders of the Parent	Shareholders of the Parent
		NT$	NT$	NT$	US$
					(Note 3)
EARNINGS PER SHARE	31
Basic earnings per share		$9.81	$11.68	$12.79	$0.39

Diluted earnings per share		$9.81	$11.68	$12.79	$0.39

EARNINGS PER EQUIVALENT ADS
Basic earnings per share		$49.04	$58.40	$63.96	$1.97

Diluted earnings per share		$49.04	$58.40	$63.96	$1.97

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
								Foreign Currency Translation Reserve	Unrealized
									Gain/Loss
	Capital Stock - Common Stock			Retained Earnings					from Available-
	Shares (In Millions)			Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings			for-sale	Cash Flow			Noncontrolling Interests	Total Equity
		Amount	Capital Surplus				Total		Financial Assets	Hedges Reserve	Total	Total
BALANCE, JANUARY 1, 2014	25,928.6	$259,286.2	$55,858.6	$132,436.0	$2,785.8	$369,309.4	$504,531.2	$(7,140.4)	$21,310.8	$(0.1)	$14,170.3	$833,846.3	$266.7	$834,113.0
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	18,814.7	—	(18,814.7)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(2,785.8)	2,785.8	—	—	—	—	—	—	—	—
Cash dividends to shareholders—NT$3.0 per share	—	—	—	—	—	(77,785.9)	(77,785.9)	—	—	—	—	(77,785.9)	—	(77,785.9)

Total	—	—	—	18,814.7	(2,785.8)	(93,814.8)	(77,785.9)	—	—	—	—	(77,785.9)	—	(77,785.9)

Net income(loss) in 2014	—	—	—	—	—	254,301.4	254,301.4	—	—	—	—	254,301.4	(117.8)	254,183.6
Other comprehensive income(loss) in 2014, net of income tax	—	—	—	—	—	210.2	210.2	11,642.5	(63.3)	(0.2)	11,579.0	11,789.2	15.8	11,805.0

Total comprehensive income(loss) in 2014	—	—	—	—	—	254,511.6	254,511.6	11,642.5	(63.3)	(0.2)	11,579.0	266,090.6	(102.0)	265,988.6

Issuance of stock from exercise of employee stock options	1.0	10.4	36.6	—	—	—	—	—	—	—	—	47.0	—	47.0
Disposal of investments accounted for using equity method	—	—	(2.3)	—	—	—	—	—	—	—	—	(2.3)	—	(2.3)
Adjustments to share of changes in equities of associates and joint venture	—	—	67.0	—	—	—	—	—	—	—	—	67.0	—	67.0
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	—	—	—	—	—	(32.7)	(32.7)	—	—	—	—	(32.7)	32.7	—
From share of changes in equities of subsidiaries	—	—	3.5	—	—	—	—	—	—	—	—	3.5	(3.5)	—
Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(66.7)	(66.7)

BALANCE, DECEMBER 31, 2014	25,929.6	259,296.6	55,963.4	151,250.7	—	529,973.5	681,224.2	4,502.1	21,247.5	(0.3)	25,749.3	1,022,233.5	127.2	1,022,360.7
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	26,389.9	—	(26,389.9)	—	—	—	—	—	—	—	—
Cash dividends to shareholders—NT$4.5 per share	—	—	—	—	—	(116,683.5)	(116,683.5)	—	—	—	—	(116,683.5)	—	(116,683.5)

Total	—	—	—	26,389.9	—	(143,073.4)	(116,683.5)	—	—	—	—	(116,683.5)	—	(116,683.5)

Net income(loss) in 2015	—	—	—	—	—	302,850.9	302,850.9	—	—	—	—	302,850.9	(18.0)	302,832.9
Other comprehensive income(loss) in 2015, net of income tax	—	—	—	—	—	(730.9)	(730.9)	6,537.8	(20,512.7)	(0.3)	(13,975.2)	(14,706.1)	(8.1)	(14,714.2)

Total comprehensive income(loss) in 2015	—	—	—	—	—	302,120.0	302,120.0	6,537.8	(20,512.7)	(0.3)	(13,975.2)	288,144.8	(26.1)	288,118.7

Issuance of stock from exercise of employee stock options	0.7	7.2	131.0	—	—	—	—	—	—	—	—	138.2	—	138.2
Disposal of investments accounted for using equity method	—	—	(47.9)	—	—	—	—	—	—	—	—	(47.9)	—	(47.9)
Adjustments to share of changes in equities of associates and joint venture	—	—	257.2	—	—	—	—	—	—	—	—	257.2	(4.2)	253.0
From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	—	—	—	—	—	(31.1)	(31.1)	—	—	—	—	(31.1)	31.1	—
From share of changes in equities of subsidiaries	—	—	(3.5)	—	—	—	—	—	—	—	—	(3.5)	3.5	—
Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(50.2)	(50.2)
Effect of acquisition of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	923.7	923.7
Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	(42.6)	(42.6)

BALANCE, DECEMBER 31, 2015	25,930.3	259,303.8	56,300.2	177,640.6	—	688,989.0	866,629.6	11,039.9	734.8	(0.6)	11,774.1	1,194,007.7	962.4	1,194,970.1

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
								Foreign Currency Translation Reserve	Unrealized
									Gain/Loss
	Capital Stock - Common Stock			Retained Earnings					from Available-
	Shares (In Millions)			Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings			for-sale	Cash Flow			Noncontrolling Interests	Total Equity
		Amount	Capital Surplus				Total		Financial Assets	Hedges Reserve	Total	Total
Appropriations of prior year’s earnings
Legal capital reserve	—	$—	$—	$30,657.4	$—	$(30,657.4)	$—	$—	$—	$—	$—	$—	$—	$—
Cash dividends to shareholders—NT$6.0 per share	—	—	—	—	—	(155,582.3)	(155,582.3)	—	—	—	—	(155,582.3)	—	(155,582.3)

Total	—	—	—	30,657.4	—	(186,239.7)	(155,582.3)	—	—	—	—	(155,582.3)	—	(155,582.3)

Net income in 2016	—	—	—	—	—	331,713.7	331,713.7	—	—	—	—	331,713.7	83.6	331,797.3
Other comprehensive income(loss) in 2016, net of income tax	—	—	—	—	—	(950.3)	(950.3)	(9,378.7)	(732.2)	0.7	(10,110.2)	(11,060.5)	(6.7)	(11,067.2)

Total comprehensive income(loss) in 2016	—	—	—	—	—	330,763.4	330,763.4	(9,378.7)	(732.2)	0.7	(10,110.2)	320,653.2	76.9	320,730.1

Disposal of investments accounted for using equity method	—	—	(56.1)	—	—	—	—	—	—	—	—	(56.1)	—	(56.1)
Adjustments to share of changes in equities of associates and joint venture	—	—	21.2	—	—	—	—	—	—	—	—	21.2	—	21.2
From share of changes in equities of subsidiaries	—	—	7.0	—	—	—	—	—	—	—	—	7.0	(7.0)	—
Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(235.2)	(235.2)
Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	(2.0)	(2.0)

BALANCE, DECEMBER 31, 2016	25,930.3	$259,303.8	$56,272.3	$208,298.0	$—	$833,512.7	$1,041,810.7	$1,661.2	$2.6	$0.1	$1,663.9	$1,359,050.7	$795.1	$1,359,845.8

BALANCE, DECEMBER 31, 2016 (IN MILLIONS OF US$—Note 3)		$8,003.2	$1,736.8	$6,429.0	$—	$25,725.7	$32,154.7	$51.3	$0.1	$—	$51.4	$41,946.1	$24.5	$41,970.6

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$302,073.5	$350,477.6	$385,921.7	$11,911.2
Adjustments for:
Depreciation expense	197,645.2	219,303.4	220,085.0	6,792.7
Amortization expense	2,606.3	3,202.2	3,743.4	115.5
Finance costs	3,236.3	3,190.3	3,306.1	101.9
Share of profits of associates and joint venture	(3,919.8)	(4,196.4)	(3,457.9)	(106.7)
Interest income	(2,730.7)	(4,129.3)	(6,317.5)	(195.0)
Gain on disposal of property, plant and equipment, net	(14.5)	(433.5)	(46.5)	(1.4)
Impairment loss on noncurrent assets held for sale	735.5	—	—	—
Impairment loss on property, plant and equipment	239.9	2,545.6	—	—
Impairment loss on intangible assets	—	58.5	—	—
Impairment loss on financial assets	211.5	154.7	122.2	3.8
Gain on disposal of available-for-sale financial assets, net	(362.4)	(22,157.9)	(33.2)	(1.0)
Loss (gain) on disposal of investments accounted for using equity method, net	(2,054.4)	(2,492.1)	260.0	8.0
Loss from liquidation of subsidiaries	0.1	138.2	36.1	1.1
Unrealized (realized) gross profit on sales to associates	(28.5)	(15.1)	29.1	0.9
Loss (gain) on foreign exchange, net	3,615.5	2,563.4	(2,656.4)	(82.0)
Dividend income	(649.7)	(621.5)	(137.4)	(4.2)
Income from receipt of equity securities in settlement of trade receivables	(1.2)	—	—	—
Loss (gain) from hedging instruments	10,577.7	134.1	(12.7)	(0.4)
Loss (gain) arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(10,088.6)	305.6	(4.2)	(0.1)
Gain from lease agreement modification	—	(430.0)	—	—
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	342.9	(228.6)	(6,326.6)	(195.3)
Notes and accounts receivable, net	(43,090.1)	26,630.1	(49,342.7)	(1,522.9)
Receivables from related parties	(26.4)	(192.8)	(463.8)	(14.3)
Other receivables from related parties	(11.8)	53.6	(21.8)	(0.7)
Inventories	(28,871.6)	(655.2)	18,370.1	567.0
Other financial assets	(2,612.2)	720.3	(41.6)	(1.3)
Other current assets	(744.9)	263.4	94.5	2.9
Other noncurrent assets	—	—	(349.8)	(10.8)
Accounts payable	6,634.2	(2,693.4)	7,295.4	225.2
Payables to related parties	(194.9)	(369.1)	139.8	4.3
Salary and bonus payable	2,281.1	945.0	1,979.8	61.2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 3)
Accrued profit sharing bonus to employees and compensation to directors and supervisors	$5,314.0	$2,860.3	$1,935.1	$59.8
Accrued expenses and other current liabilities	8,432.5	(3,778.3)	3,693.6	114.0
Provisions	2,836.9	(382.8)	7,931.9	244.8
Net defined benefit liability	60.4	52.5	46.2	1.4

Cash generated from operations	451,441.8	570,822.8	585,777.9	18,079.6
Income taxes paid	(29,918.1)	(40,943.4)	(45,943.3)	(1,418.0)

Net cash generated by operating activities	421,523.7	529,879.4	539,834.6	16,661.6

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(115.1)	(15,978.5)	(83,809.3)	(2,586.7)
Held-to maturity financial assets	(5,882.3)	(28,181.9)	(33,625.4)	(1,037.8)
Property, plant and equipment	(288,540.0)	(257,516.8)	(328,045.3)	(10,124.8)
Intangible assets	(3,859.5)	(4,283.9)	(4,243.1)	(131.0)
Land use right	—	—	(805.3)	(24.9)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	776.9	57,861.8	30,128.5	929.9
Held-to-maturity financial assets	3,200.0	16,800.0	10,550.0	325.6
Investments accounted for using equity method	3,471.9	5,172.0	—	—
Property, plant and equipment	200.3	816.9	98.1	3.0
Proceeds from return of capital of available-for-sale financial assets	—	—	65.1	2.0
Derecognition of hedging derivative financial instruments	—	2.7	8.9	0.3
Costs from entering into hedging transactions	(520.9)	(495.3)	—	—
Interest received	2,578.7	3,641.9	6,353.2	196.1
Proceeds from government grants - land use right and others	—	—	798.5	24.6
Proceeds from government grants - property, plant and equipment	—	—	738.6	22.8
Net cash outflow from acquisition of subsidiary (Note 33)	—	(51.6)	—	—
Net cash inflow from disposal of subsidiary (Note 34)	—	601.0	—	—
Other dividends received	645.6	616.7	137.4	4.3
Dividends received from investments accounted for using equity method	3,223.1	3,407.1	5,478.8	169.1
Refundable deposits paid	(58.0)	(404.5)	(145.0)	(4.5)
Refundable deposits refunded	2,296.9	348.4	169.9	5.3
Decrease in receivables for temporary payments	—	398.2	706.7	21.8
Cash received from other long-term receivables	161.9	—	—	—

Net cash used in investing activities	(282,420.5)	(217,245.8)	(395,439.7)	(12,204.9)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	$18,563.5	$3,138.7	$18,968.9	$585.5
Repayment of bonds	—	—	(23,471.6)	(724.4)
Repayment of long-term bank loans	—	—	(8.5)	(0.3)
Interest paid	(3,192.9)	(3,156.2)	(3,302.4)	(101.9)
Decrease in obligations under finance leases	(28.4)	(29.1)	—	—
Guarantee deposits received	30,142.8	754.9	6,354.7	196.1
Guarantee deposits refunded	(7.7)	(742.5)	(523.3)	(16.2)
Cash dividends	(77,785.9)	(116,683.5)	(155,582.3)	(4,801.9)
Proceeds from exercise of employee stock options	47.0	33.9	—	—
Decrease in noncontrolling interests	(66.7)	(50.2)	(235.7)	(7.3)

Net cash used in financing activities	(32,328.3)	(116,734.0)	(157,800.2)	(4,870.4)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	9,060.2	8,258.8	(8,029.8)	(247.8)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	115,835.1	204,158.4	(21,435.1)	(661.5)

CASH AND CASH EQUIVALENTS INCLUDED IN NONCURRENT ASSETS HELD FOR SALE, BEGINNING OF YEAR	—	81.5	—	—

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	242,695.4	358,449.0	562,688.9	17,366.9

CASH AND CASH EQUIVALENTS, END OF YEAR	358,530.5	562,688.9	541,253.8	16,705.4

CASH AND CASH EQUIVALENTS INCLUDED IN NONCURRENT ASSETS HELD FOR SALE	(81.5)	—	—	—

CASH AND CASH EQUIVALENTS ON CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	$358,449.0	$562,688.9	$541,253.8	$16,705.4

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

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

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 5.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were authorized for issue by the management on April 13, 2017.

3.	U.S. DOLLAR AMOUNTS

TSMC and its subsidiaries (collectively as the “Company”) maintain its accounts and express its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board of the Unites States, which was NT$32.40 to US$1.00 as of December 31, 2016. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS), INTERNATIONAL ACCOUNTING STANDARDS (IAS), IFRIC INTERPRETATIONS (IFRIC), AND SIC INTERPRETATIONS (SIC) ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (IASB) (collectively, “IFRSs”).

a.	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)
Annual Improvements to IFRSs 2012—2014 Cycle	January 1, 2016 (Note 2)
Amendments to IFRS 10, IFRS 12 and IAS 28 “Investment Entities: Applying the Consolidation Exception”	January 1, 2016

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Amendment to IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations”	January 1, 2016
Amendment to IAS 1 “Disclosure Initiative”	January 1, 2016
Amendments to IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortization”	January 1, 2016
Amendment to IAS 27 “Equity Method in Separate Financial Statements”	January 1, 2016

(Concluded)

Note 1:	As of report date, the Company has applied a number of amendments to IFRSs that are mandatorily effective for an accounting period that begins on or after January 1, 2016.

Note 2:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

The Company believes that the adoption of aforementioned standards or interpretations did not have a significant effect on the Company’s accounting policies.

b.	New and revised standards, amendments and interpretations in issue but not yet effective

As of the date that the accompanying consolidated financial statements were authorized for issue, the new, revised or amended IFRSs in issue but not yet adopted by the Company as well as the effective dates issued by the IASB are stated as follows.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 3)

Annual Improvements to IFRSs 2014-2016 Cycle	Note 4
Amendment to IFRS 2 “Classification and Measurement of Share-based Payment Transactions”	January 1, 2018
IFRS 9 “Financial Instruments”	January 1, 2018
Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosure”	January 1, 2018
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
Amendment to IFRS 15 “Clarifications to IFRS 15”	January 1, 2018
IFRS 16 “Leases”	January 1, 2019
Amendment to IAS 7 “Disclosure Initiative”	January 1, 2017
Amendment to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”	January 1, 2017
IFRIC 22 “Foreign Currency Transactions and Advance Consideration”	January 1, 2018

Note 3:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Note 4:	The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

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

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risks eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

2)	IFRS 15, “Revenue from Contracts with Customers” and related amendment

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

When IFRS 15 and related amendment are effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

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

Significant accounting policies are summarized as follows:

Statement of Compliance

The accompanying consolidated financial statements have been prepared in accordance with IFRSs.

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

Income and expenses of subsidiaries acquired or disposed of are included in the consolidated statement of profit or loss and other comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the shareholders of the parent and to the noncontrolling interests even if this results in the noncontrolling interests having a deficit balance.

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

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2015	December 31, 2016	Note
TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	—
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Nanjing, China	—	100%	b)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	99.5%	—	a), c)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	a), d)
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	Investment activities	Taipei, Taiwan	100%	—	e), f)
	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	—	87%	e), g)
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a), h)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a), h)
	VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	98%	—	a), e), g)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	58%	58%	a)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	a)
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	—	a), c)
VTAF III, VTAF II and TSMC	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	—	100%	a), c)
VisEra Holding	VisEra Tech	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	87%	—	e), g)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not audited by the Company’s independent accountants.

Note b:	Under the investment agreement entered into with the municipal government of Nanjing, China on March 28, 2016, the Company will make an investment in Nanjing in the amount of approximately US$3 billion to establish a subsidiary operating a 300mm wafer fab with the capacity of 20,000 12-inch wafers per month, and a design service center. TSMC Nanjing was established in May 2016.

Note c:	Due to the expiration of the investment agreement between Emerging Alliance and TSMC, Emerging Alliance completed the liquidation procedures in April 2016. Emerging Alliance’s ownership in VTA Holdings is held directly by TSMC.

Note d:	In August 2015, TSMC Solar Ltd. (TSMC Solar) ceased its manufacturing operations. TSMC Solar and TSMC Guang Neng Investment, Ltd. (TSMC GN) were incorporated into TSMC in December 2015. After the incorporation, TSMC Solar Europe GmbH, the subsidiary of TSMC Solar, is held directly by TSMC and TSMC Solar Europe GmbH has started the liquidation procedures. TSMC Solar North America, Inc. (TSMC Solar NA), the subsidiary of TSMC Solar, completed the liquidation procedures in December 2015.

Note e:	The Company acquired OmniVision Technologies, Inc.’s (OVT’s) 49.1% ownership in VisEra Holding and 100% ownership in Taiwan OmniVision Investment Holding Co. (OVT Taiwan) on November 20, 2015. As a result, the Company has obtained controls of VisEra Holding and OVT Taiwan; therefore the Company has consolidated VisEra Holding, OVT Taiwan and VisEra Tech, held directly by VisEra Holding, since November 20, 2015. Please refer to Note 33.

Note f:	OVT Taiwan that originally acquired by the Company was renamed as Chi Cherng in December 2015. Chi Cherng was incorporated into TSMC in December 2016.

Note g:	To simplify investment structure, VisEra Tech owned by VisEra Holding was transferred to TSMC in the third quarter of 2016. In October 2016, VisEra Holding was incorporated into TSMC Partners, the subsidiary of TSMC.

Note h:	ISDF and ISDF II have started the liquidation procedures.

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

Financial Assets

Financial assets are classified into the following specified categories: Financial assets “at fair value through profit or loss” (FVTPL), “held-to-maturity” financial assets, “available-for-sale” financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets are classified as at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

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

Financial liabilities are classified as at fair value through profit or loss when the financial liability is either held for trading or is designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

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

Financial Instruments Designated as at Fair Value through Profit or Loss

A financial instrument may be designated as at fair value through profit or loss (FVTPL) upon initial recognition. The financial instrument forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis.

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

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees—the estimated life of the technology or the term of the technology transfer contract; software and system design costs—3 years or contract period; patent and others—the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

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

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

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

Guarantee Deposit

Guarantee deposit mainly consists of cash received under deposit agreements with customers to ensure they have access to the Company’s specified capacity; and as guarantee of accounts receivable to ensure payment from customers. Cash received from customers is recorded as guarantee deposit upon receipt. Guarantee deposits are refunded to customers when terms and conditions set forth in the deposit agreements have been satisfied.

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

Royalties, dividend and interest income

Revenue from royalties is recognized on an accrual basis in accordance with the substance of the relevant agreement, provided that it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably.

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

Insurance Claim

The Company recognizes insurance claim reimbursement for losses incurred related to disaster damages. Insurance claim reimbursements are recorded, net of any deductible amounts, at the time while there is evidence that the claim reimbursement is virtually certain to be received.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets (mainly including land use right and depreciable assets) are recognized as a deduction from the carrying amount of the related assets and recognized as a reduced depreciation or amortization charge in profit or loss over the contract period or useful lives of the related assets. Government grants that are receivables as compensation for expenses already incurred are deducted from incurred expenses in the period in which they become receivables.

6.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

In the application of the aforementioned Company’s accounting policies, the directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

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

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 5 are satisfied. The Company also records a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms, and our management periodically reviews the adequacy of the estimation used.

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

7.	CASH AND CASH EQUIVALENTS

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Cash and deposits in banks	$557,270.9	$536,895.3
Repurchase agreements collateralized by corporate bonds	5,132.8	2,361.3
Commercial paper	—	1,997.2
Repurchase agreements collateralized by government bonds	285.2	—

	$562,688.9	$541,253.8

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

8.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets

Held for trading
Forward exchange contracts	$6.0	$142.4
Cross currency swap contracts	—	11.0

	6.0	153.4

Designated as at FVTPL
Time deposit	—	6,297.7

	$6.0	$6,451.1

Financial liabilities

Held for trading
Forward exchange contracts	$72.6	$91.6
Designated as at FVTPL
Forward exchange contracts	—	99.5

	$72.6	$191.1

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Millions)
December 31, 2015
Sell US$/Buy JPY	January 2016	US$128.4/JPY15,449.4
Sell US$/Buy RMB	January 2016	US$226.0/RMB1,464.5
Sell US$/Buy NT$	January 2016 to February 2016	US$440.0/NT$14,434.2
December 31, 2016
Sell NT$/Buy EUR	January 2017	NT$5,393.3/EUR159.4
Sell NT$/Buy JPY	January 2017	NT$7,314.8/JPY26,501.8
Sell US$/Buy EUR	January 2017	US$4.2/EUR4.0
Sell US$/Buy JPY	January 2017	US$0.4/JPY50.0
Sell US$/Buy NT$	January 2017 to February 2017	US$439.0/NT$14,138.2
Sell US$/Buy RMB	January 2017 to June 2017	US$421.8/RMB2,908.4

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Millions)		Range of Interest Rates Paid	Range of Interest Rates Received
December 31, 2016
January 2017	US$	170.0/ NT$5,487.6	3.98%	—

9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Corporate bonds	$6,267.8	$29,999.5
Agency bonds/Agency mortgage-backed securities	2,627.3	14,880.5
Asset-backed securities	3,154.4	11,254.7
Government bonds	878.4	8,457.4
Publicly traded stocks	1,371.5	3,196.7
Non-publicly traded stocks	3,268.1	2,944.9
Mutual funds	722.8	1,157.6

	$18,290.3	$71,891.3

(Continued)

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Current portion	$14,299.4	$67,788.8
Noncurrent portion	3,990.9	4,102.5

	$18,290.3	$71,891.3

(Concluded)

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

10.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Corporate bonds/Bank debentures	$8,143.1	$23,849.7
Commercial paper	—	8,628.2
Negotiable certificate of deposit	4,934.3	4,829.9
Structured product	3,000.0	1,609.9

	$16,077.4	$38,917.7

Current portion	$9,166.5	$16,610.1
Noncurrent portion	6,910.9	22,307.6

	$16,077.4	$38,917.7

11.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets—current
Fair value hedges
Interest rate futures contracts	$1.7	$5.6

The Company entered into interest rate futures contracts, which are used to hedge against price risk caused by changes in interest rates in the Company’s investments in fixed income securities.

The outstanding interest rate futures contracts consisted of the following:

Maturity Period	Contract Amount (US$ in Millions)
December 31, 2015
March 2016	US$	13.8
December 31, 2016
March 2017	US$	53.6

12.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Notes and accounts receivable	$85,547.9	$128,815.4
Allowance for doubtful receivables	(488.2)	(480.1)

Notes and accounts receivable, net	$85,059.7	$128,335.3

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable. In addition, the Company has obtained guarantee to certain receivables.

Aging analysis of notes and accounts receivable, net

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Neither past due nor impaired	$71,482.7	$108,411.4
Past due but not impaired
Past due within 30 days	13,577.0	15,017.8
Past due 31-60 days	—	1,844.8
Past due 61-120 days	—	3,061.3

	$85,059.7	$128,335.3

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance at January 1, 2014	$8.1	$478.5	$486.6
Provision	—	23.4	23.4
Reversal	—	(23.4)	(23.4)
Effect of exchange rate changes	—	0.1	0.1

Balance at December 31, 2014	$8.1	$478.6	$486.7

Balance at January 1, 2015	$8.1	$478.6	$486.7
Provision	28.6	4.8	33.4
Reversal/Write-off	(29.1)	(4.7)	(33.8)
Effect of acquisition of subsidiary	1.8	—	1.8
Effect of exchange rate changes	0.8	(0.7)	0.1

Balance at December 31, 2015	$10.2	$478.0	$488.2

Balance at January 1, 2016	$10.2	$478.0	$488.2
Provision	—	0.3	0.3
Reversal/Write-off	(8.4)	—	(8.4)

Balance at December 31, 2016	$1.8	$478.3	$480.1

Aging analysis of accounts receivable that is individually determined as impaired

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Past due over 121 days	$10.2	$1.8

13.	INVENTORIES

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Finished goods	$7,974.9	$8,521.9
Work in process	53,632.0	33,330.8
Raw materials	3,038.8	4,012.2
Supplies and spare parts	2,406.6	2,817.3

	$67,052.3	$48,682.2

Write-down of inventories to net realizable value (excluding earthquake losses) in the amount of NT$1,964.5 million, NT$464.4 million and NT$1,542.8 million, respectively, were included in the cost of revenue for the years ended December 31, 2014, 2015 and 2016. Please refer to related earthquake losses in Note 41.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

a.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016
			NT$	NT$
			(In Millions)	(In Millions)

Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	$8,341.8	$8,665.0	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	9,511.5	7,163.5	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	2,927.2	2,599.8	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,136.9	1,157.0	35%	35%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	New Taipei, Taiwan	2,053.6	—	12%	—

			$23,971.0	$19,585.3

In both of the second quarter of 2014 and 2015, the Company sold 82.0 million common shares of VIS and respectively recognized a disposal gain of NT$2,054.4 million and NT$2,273.2 million. After the sale, the Company owned approximately 33.7% and 28.3% of the equity interest in VIS.

In March 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Consequently, the Company’s percentage of ownership over Xintec was diluted to approximately 35.4%. In April 2015, the Company sold 2.2 million common shares of Xintec and recognized a disposal gain of NT$43.6 million.

The Company acquired OVT’s 49.1% ownership in VisEra Holding on November 20, 2015. As a result, the Company has obtained control of VisEra Holding and consolidated VisEra Holding since November 20, 2015. The Company included the Xintec shares held by VisEra Holding and total percentage of ownership over Xintec increased to 41.4%. To simplify investment structure, Xintec owned by VisEra Holding was transferred to TSMC in the third quarter of 2016.

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

Starting June 2016, the Company has no longer served as Motech’s board of director. As a result, the Company exercises no significant influence over Motech. Therefore, Motech is no longer accounted for using the equity method. Further, such investment was reclassified to available-for-sale financial assets and the Company recognized a disposal loss of NT$260.0 million.

The summarized financial information in respect of each of the Company’s material associates is set out below. The summarized financial information below represents amounts shown in the associate’s financial statements prepared in accordance with IFRSs adjusted by the Company using the equity method of accounting.

1)	VIS

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Current assets	$24,800.7	$25,662.9

Noncurrent assets	$7,785.1	$9,501.4

Current liabilities	$4,630.0	$5,975.7

Noncurrent liabilities	$712.6	$804.1

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Net revenue	$23,931.5	$23,319.7	$25,828.6

Income from operations	$6,182.0	$4,593.4	$6,083.6

Net income	$5,327.7	$4,253.9	$5,389.6

Other comprehensive income (loss)	$(68.6)	$(61.9)	$5.6

Total comprehensive income	$5,259.1	$4,192.0	$5,395.2

Cash dividends received	$960.0	$1,206.4	$1,207.0

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated statements of financial position was as follows:

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Net assets	$27,243.2	$28,384.5
Percentage of ownership	28%	28%

The Company’s share of net assets of the associate	7,715.3	8,038.5
Goodwill	626.5	626.5

Carrying amount of the investment	$8,341.8	$8,665.0

2)	SSMC

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Current assets	$20,078.2	$14,585.1

Noncurrent assets	$6,144.3	$5,360.1

Current liabilities	$1,954.1	$1,746.6

Noncurrent liabilities	$303.2	$286.3

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Net revenue	$14,669.7	$15,026.0	$14,045.9

Income from operations	$5,362.5	$5,802.3	$4,921.7

Net income	$5,317.6	$5,904.6	$4,918.1

Total comprehensive income	$5,317.6	$5,904.6	$4,918.1

Cash dividends received	$1,512.0	$1,556.6	$4,076.2

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated statements of financial position was as follows:

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Net assets	$23,965.2	$17,912.3
Percentage of ownership	39%	39%

The Company’s share of net assets of the associate	9,296.1	6,948.2
Goodwill	214.0	214.0
Other adjustments	1.4	1.3

Carrying amount of the investment	$9,511.5	$7,163.5

Aggregate information of associates that are not individually material was summarized as follows:

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
The Company’s share of profits (losses) of associates	$(93.3)	$(154.2)	$22.5

The Company’s share of other comprehensive income (loss) of associates	$24.0	$7.9	$(5.2)

The Company’s share of total comprehensive income (loss) of associates	$(69.3)	$(146.3)	$17.3

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

	December 31, 2015	December 31, 2016
	NT$	NT$
Name of Associate	(In Millions)	(In Millions)
VIS	$19,868.8	$26,089.4

GUC	$3,081.4	$3,665.0

Xintec	$3,605.5	$3,622.2

Motech	$2,636.1

b.	Investments in joint venture

The Company and OVT entered into a joint agreement to invest in VisEra Holding. The Company acquired OVT’s 49.1% ownership in VisEra Holding on November 20, 2015. As a result, the Company has obtained control of VisEra Holding and consolidated VisEra Holding since November 20, 2015. Please refer to Note 33 for related disclosures.

15.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost
Balance at January 1, 2014	$3,986.9	$229,182.7	$1,413,919.8	$22,062.0	$804.5	$272,173.8	$1,942,129.7
Additions (decrease)	—	39,833.1	340,661.0	6,499.0	—	(162,974.4)	224,018.7
Disposals or retirements	—	(108.7)	(2,128.1)	(645.9)	—	—	(2,882.7)
Reclassification	—	(2.0)	2.0	—	—	—	—
Reclassification as held for sale	—	(854.9)	(2,231.4)	(67.8)	—	(2.6)	(3,156.7)
Effect of exchange rate changes	49.9	1,113.7	3,946.9	113.5	36.7	137.9	5,398.6

Balance at December 31, 2014	$4,036.8	$269,163.9	$1,754,170.2	$27,960.8	$841.2	$109,334.7	$2,165,507.6

Accumulated depreciation and impairment
Balance at January 1, 2014	$404.2	$125,234.1	$1,009,213.7	$14,225.8	$386.0	$—	$1,149,463.8
Additions	27.7	15,589.0	178,850.6	3,135.8	42.1	—	197,645.2
Disposals or retirements	—	(107.7)	(1,998.3)	(645.7)	—	—	(2,751.7)
Impairment	—	—	239.9	—	—	—	239.9
Reclassification	—	(0.5)	0.5	—	—	—	—
Reclassification as held for sale	—	(257.6)	(1,476.5)	(43.4)	—	—	(1,777.5)
Effect of exchange rate changes	27.3	788.6	3,558.5	95.4	19.3	—	4,489.1

Balance at December 31, 2014	$459.2	$141,245.9	$1,188,388.4	$16,767.9	$447.4	$—	$1,347,308.8

Carrying amounts at December 31, 2014	$3,577.6	$127,918.0	$565,781.8	$11,192.9	$393.8	$109,334.7	$818,198.8

Cost
Balance at January 1, 2015	$4,036.8	$269,163.9	$1,754,170.2	$27,960.8	$841.2	$109,334.7	$2,165,507.6
Additions	—	26,960.5	142,090.4	3,428.6	—	82,595.3	255,074.8
Disposals or retirements	—	(75.0)	(5,923.0)	(1,170.0)	—	—	(7,168.0)
Lease agreement modification	—	—	—	—	(824.1)	—	(824.1)
Effect of acquisition of subsidiary	—	624.7	1,402.0	447.9	—	176.6	2,651.2
Effect of exchange rate changes	30.6	127.8	1,750.0	32.7	(10.0)	4.9	1,936.0

Balance at December 31, 2015	$4,067.4	$296,801.9	$1,893,489.6	$30,700.0	$7.1	$192,111.5	$2,417,177.5

Accumulated depreciation and impairment
Balance at January 1, 2015	$459.2	$141,245.9	$1,188,388.4	$16,767.9	$447.4	$—	$1,347,308.8
Additions	28.9	16,312.6	199,185.0	3,751.7	25.2	—	219,303.4
Disposals or retirements	—	(74.0)	(5,585.4)	(1,125.2)	—	—	(6,784.6)
Lease agreement modification	—	—	—	—	(460.4)	—	(460.4)
Impairment	—	278.1	2,256.8	10.7	—	—	2,545.6
Effect of exchange rate changes	18.1	147.6	1,612.9	20.9	(5.1)	—	1,794.4

Balance at December 31, 2015	$506.2	$157,910.2	$1,385,857.7	$19,426.0	$7.1	$—	$1,563,707.2

Carrying amounts at December 31, 2015	$3,561.2	$138,891.7	$507,631.9	$11,274.0	$—	$192,111.5	$853,470.3

Cost
Balance at January 1, 2016	$4,067.4	$296,801.9	$1,893,489.6	$30,700.0	$7.1	$192,111.5	$2,417,177.5
Additions	—	9,113.3	156,874.2	4,584.1	—	195,256.0	365,827.6
Disposals or retirements	—	(13.4)	(3,094.2)	(469.2)	—	—	(3,576.8)
Reclassification	—	—	—	7.1	(7.1)	—	—
Effect of exchange rate changes	(18.1)	(1,497.3)	(4,401.9)	(92.4)	—	(167.8)	(6,177.5)

Balance at December 31, 2016	$4,049.3	$304,404.5	$2,042,867.7	$34,729.6	$—	$387,199.7	$2,773,250.8

Accumulated depreciation and impairment
Balance at January 1, 2016	$506.2	$157,910.2	$1,385,857.7	$19,426.0	$7.1	$—	$1,563,707.2
Additions	29.4	17,540.5	198,189.4	4,325.7	—	—	220,085.0
Disposals or retirements	—	(7.3)	(3,049.5)	(468.4)	—	—	(3,525.2)
Reclassification	—	—	—	7.1	(7.1)	—	—
Effect of exchange rate changes	(10.8)	(1,094.3)	(3,620.1)	(68.7)	—	—	(4,793.9)

Balance at December 31, 2016	$524.8	$174,349.1	$1,577,377.5	$23,221.7	$—	$—	$1,775,473.1

Carrying amounts at December 31, 2016	$3,524.5	$130,055.4	$465,490.2	$11,507.9	$—	$387,199.7	$997,777.7

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the second quarter of 2014, the Company recognized an impairment loss of NT$239.9 million under other operating segments since some of property, plant and equipment had become obsolete and their recoverable amount determined on the basis of value in use was nil. Such impairment loss was included in other operating income and expenses.

In August 2015, TSMC Solar ceased its manufacturing operations. In the third quarter of 2015, the Company recognized an impairment loss of NT$2,286.0 million since the carrying amounts of certain machinery and equipment, office equipment and mechanical and electrical power equipment were not expected to be recoverable. The recoverable amount determined on the basis of value in use is nil. Such impairment loss was included in other operating income and expenses.

For the year ended December 31, 2015, the Company recognized an impairment loss of NT$259.6 million under foundry segment since the carrying amount of some of property, plant and equipment, mostly from termination of a project, was expected to be unrecoverable. Their recoverable amount determined on the basis of value in use was nil. Such impairment loss was included in other operating income and expenses.

The Company had a building lease agreement with leasing terms from December 2003 to November 2018 and such lease was accounted for as a finance lease. In August 2015, the lease was determined to be an operating lease due to a modification on lease conditions; as such, the Company recognized a gain of NT$430.0 million from the modification. Such gain was included in other operating income and expenses.

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost

Balance at January 1, 2014	$5,627.5	$4,444.9	$17,086.8	$3,729.4	$30,888.6
Additions	—	1,906.9	1,695.2	826.2	4,428.3
Retirements	—	—	(51.4)	—	(51.4)
Reclassification as held for sale	—	—	(39.6)	(269.2)	(308.8)
Effect of exchange rate changes	261.3	(1.5)	6.1	6.1	272.0

Balance at December 31, 2014	$5,888.8	$6,350.3	$18,697.1	$4,292.5	$35,228.7

Accumulated amortization

Balance at January 1, 2014	$—	$3,341.7	$13,439.1	$2,617.4	$19,398.2
Additions	—	438.7	1,499.7	667.9	2,606.3
Retirements	—	—	(51.4)	—	(51.4)
Reclassification as held for sale	—	—	(32.0)	(229.4)	(261.4)
Effect of exchange rate changes	—	(1.5)	5.7	1.3	5.5

Balance at December 31, 2014	$—	$3,778.9	$14,861.1	$3,057.2	$21,697.2

Carrying amounts at December 31, 2014	$5,888.8	$2,571.4	$3,836.0	$1,235.3	$13,531.5

Cost

Balance at January 1, 2015	$5,888.8	$6,350.3	$18,697.1	$4,292.5	$35,228.7
Additions	—	2,112.5	867.8	587.8	3,568.1
Retirements	—	—	(101.4)	—	(101.4)
Effect of acquisition of subsidiary	52.7	—	12.1	—	64.8
Effect of exchange rate changes	163.3	(8.5)	(1.2)	(1.3)	152.3

Balance at December 31, 2015	$6,104.8	$8,454.3	$19,474.4	$4,879.0	$38,912.5

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Accumulated amortization and impairment

Balance at January 1, 2015	$—	$3,778.9	$14,861.1	$3,057.2	$21,697.2
Additions	—	950.9	1,672.6	578.7	3,202.2
Retirements	—	—	(101.4)	—	(101.4)
Impairment	—	58.1	0.4	—	58.5
Effect of exchange rate changes	—	(8.5)	(1.1)	(0.3)	(9.9)

Balance at December 31, 2015	$—	$4,779.4	$16,431.6	$3,635.6	$24,846.6

Carrying amounts at December 31, 2015	$6,104.8	$3,674.9	$3,042.8	$1,243.4	$14,065.9

Cost

Balance at January 1, 2016	$6,104.8	$8,454.3	$19,474.4	$4,879.0	$38,912.5
Additions	—	1,091.3	2,788.5	519.3	4,399.1
Retirements	—	—	(5.2)	—	(5.2)
Effect of exchange rate changes	(96.8)	0.4	(14.1)	(11.9)	(122.4)

Balance at December 31, 2016	$6,008.0	$9,546.0	$22,243.6	$5,386.4	$43,184.0

Accumulated amortization and impairment

Balance at January 1, 2016	$—	$4,779.4	$16,431.6	$3,635.6	$24,846.6
Additions	—	1,367.4	1,730.8	645.2	3,743.4
Retirements	—	—	(5.2)	—	(5.2)
Effect of exchange rate changes	—	0.4	(12.7)	(3.3)	(15.6)

Balance at December 31, 2016	$—	$6,147.2	$18,144.5	$4,277.5	$28,569.2

Carrying amounts at December 31, 2016	$6,008.0	$3,398.8	$4,099.1	$1,108.9	$14,614.8

(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.40% in its test of impairment for both December 31, 2015 and 2016 to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2014, 2015 and 2016, the Company did not recognize any impairment loss on goodwill.

In August 2015, TSMC Solar ceased its manufacturing operation and the Company recognized an impairment loss of NT$58.5 million in the third quarter of 2015 since the carrying amounts of technology license fees, software and system design costs were expected to be unrecoverable. Their recoverable amount determined on the basis of value in use is nil. Such impairment loss was included in other operating income and expenses.

17.	OTHER ASSETS

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Tax receivable	$2,026.5	$2,325.8
Prepaid expenses	1,457.0	1,007.0
Net Input VAT	—	333.1
Long-term receivable	360.0	—
Others	1,118.5	1,219.9

	$4,962.0	$4,885.8

Current portion	$3,533.4	$3,385.4
Noncurrent portion	1,428.6	1,500.4

	$4,962.0	$4,885.8

18.	SHORT-TERM LOANS

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Unsecured loans
Amount	$39,474.0	$57,958.2

Original loan content
US$ (in millions)	$1,200.0	$1,800.0
Annual interest rate	0.50%-0.77%	0.87%-1.07%
Maturity date	Due by February 2016	Due by January 2017

19.	PROVISIONS

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Sales returns and allowances	$10,163.5	$18,037.8
Warranties	46.3	28.2

	$10,209.8	$18,066.0

Current portion	$10,163.5	$18,037.8
Noncurrent portion (classified under other noncurrent liabilities)	46.3	28.2

	$10,209.8	$18,066.0

	Sales Returns and Allowances	Warranties	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Year ended December 31, 2014
Balance, beginning of year	$7,603.8	$10.5	$7,614.3
Provision	10,506.4	11.4	10,517.8
Payment	(7,679.3)	(1.6)	(7,680.9)
Reclassification as held for sale	(7.6)	—	(7.6)
Effect of exchange rate changes	22.2	(0.5)	21.7

Balance, end of year	$10,445.5	$19.8	$10,465.3

Year ended December 31, 2015
Balance, beginning of year	$10,445.5	$19.8	$10,465.3
Provision	17,723.2	41.8	17,765.0
Payment	(18,133.1)	(14.7)	(18,147.8)
Effect of acquisition of subsidiary	126.0	—	126.0
Effect of exchange rate changes	1.9	(0.6)	1.3

Balance, end of year	$10,163.5	$46.3	$10,209.8

Year ended December 31, 2016
Balance, beginning of year	$10,163.5	$46.3	$10,209.8
Provision (Reversal)	36,519.3	(13.6)	36,505.7
Payment	(28,569.3)	(4.5)	(28,573.8)
Effect of exchange rate changes	(75.7)	—	(75.7)

Balance, end of year	$18,037.8	$28.2	$18,066.0

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

20.	BONDS PAYABLE

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Domestic unsecured bonds	$166,200.0	$154,200.0
Overseas unsecured bonds	49,342.5	37,028.9

	215,542.5	191,228.9
Less: Discounts on bonds payable	(67.3)	(35.3)
Less: Current portion	(23,510.1)	(38,100.0)

	$191,965.1	$153,093.6

The major terms of domestic unsecured bonds are as follows:

			Total Amount
			NT$ (In Millions)	Coupon	Repayment and
Issuance	Tranche	Issuance Period		Rate	Interest Payment
100-1	A	September 2011 to September 2016	$10,500.0	1.40%	Bullet repayment; interest payable annually
	B	September 2011 to September 2018	7,500.0	1.63%	The same as above
100-2	A	January 2012 to January 2017	10,000.0	1.29%	The same as above
	B	January 2012 to January 2019	7,000.0	1.46%	The same as above
101-1	A	August 2012 to August 2017	9,900.0	1.28%	The same as above
	B	August 2012 to August 2019	9,000.0	1.40%	The same as above
101-2	A	September 2012 to September 2017	12,700.0	1.28%	The same as above
	B	September 2012 to September 2019	9,000.0	1.39%	The same as above
101-3	-	October 2012 to October 2022	4,400.0	1.53%	The same as above
101-4	A	January 2013 to January 2018	10,600.0	1.23%	The same as above
	B	January 2013 to January 2020	10,000.0	1.35%	The same as above
	C	January 2013 to January 2023	3,000.0	1.49%	The same as above

(Continued)

			Total Amount
			NT$	Coupon	Repayment and
Issuance	Tranche	Issuance Period	(In Millions)	Rate	Interest Payment
102-1	A	February 2013 to February 2018	$6,200.0	1.23%	Bullet repayment; interest payable annually
	B	February 2013 to February 2020	11,600.0	1.38%	The same as above
	C	February 2013 to February 2023	3,600.0	1.50%	The same as above
102-2	A	July 2013 to July 2020	10,200.0	1.50%	The same as above
	B	July 2013 to July 2023	3,500.0	1.70%	The same as above
102-3	A	August 2013 to August 2017	4,000.0	1.34%	The same as above
	B	August 2013 to August 2019	8,500.0	1.52%	The same as above
102-4	A	September 2013 to September 2016	1,500.0	1.35%	The same as above
	B	September 2013 to September 2017	1,500.0	1.45%	The same as above
	C	September 2013 to March 2019	1,400.0	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600.0	1.85%	The same as above
	E	September 2013 to March 2023	5,400.0	2.05%	The same as above
	F	September 2013 to September 2023	2,600.0	2.10%	Bullet repayment; interest payable annually

(Concluded)

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount US$ (In Millions)	Coupon Rate	Repayment and Interest Payment
April 2013 to April 2016	$350.0	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150.0	1.625%	The same as above

21. RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, Mutual-Pak, TSMC Solid State Lighting Ltd. (TSMC SSL), TSMC Solar and VisEra Tech have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Nanjing, TSMC Europe, TSMC Canada, TSMC Technology, TSMC Solar NA and TSMC Solar Europe GmbH also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$1,743.6 million, NT$2,002.6 million and NT$2,164.9 million in the consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2014, 2015 and 2016, respectively.

b.	Defined benefit plans

TSMC, TSMC SSL and TSMC Solar have defined benefit plans under the R.O.C. Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The Funds are operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds.

Amounts recognized in the consolidated statements of profit or loss and other comprehensive income in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Current service cost	$161.9	$134.5	$132.8
Net interest expense	143.8	144.4	139.4

Components of defined benefit costs recognized in profit or loss	305.7	278.9	272.2

Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	(7.0)	(13.7)	45.7
Actuarial loss (gain) arising from experience adjustments	(101.5)	297.1	38.2
Actuarial loss (gain) arising from changes in financial assumptions	(150.0)	544.3	694.6
Actuarial loss arising from changes in demographic assumptions	—	—	278.7

Components of defined benefit costs recognized in other comprehensive income	(258.5)	827.7	1,057.2

Total	$47.2	$1,106.6	$1,329.4

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Cost of revenue	$198.4	$189.5	$177.0
Research and development expenses	80.7	81.3	73.4
General and administrative expenses	21.1	3.1	17.4
Marketing expenses	5.5	5.0	4.4

	$305.7	$278.9	$272.2

The amounts arising from the defined benefit obligation of the Company in the consolidated statements of financial position were as follows:

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Present value of defined benefit obligation	$11,318.1	$12,480.5
Fair value of plan assets	(3,870.1)	(3,929.1)

Net defined benefit liability	$7,448.0	$8,551.4

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$10,329.5	$10,265.3	$11,318.1
Current service cost	161.9	134.5	132.8
Interest expense	220.1	228.4	213.0
Remeasurement losses (gains):
Actuarial loss (gain) arising from experience adjustments	(101.5)	297.1	38.2
Actuarial loss (gain) arising from changes in financial assumptions	(150.0)	544.3	694.6
Actuarial loss arising from changes in demographic assumptions	—	—	278.7
Benefits paid from plan assets	(105.0)	(146.1)	(194.9)
Benefits paid directly by the Company	(23.2)	(5.4)	—
Reclassification as held for sale	(66.5)	—	—

Balance, end of year	$10,265.3	$11,318.1	$12,480.5

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$3,527.8	$3,697.5	$3,870.1
Interest income	76.3	84.0	73.6
Remeasurement gains (losses) :
Return on plan assets (excluding amounts included in net interest expense)	7.0	13.7	(45.7)
Contributions from employer	222.0	221.0	226.0
Benefits paid from plan assets	(105.0)	(146.1)	(194.9)
Reclassification as held for sale	(30.6)	—	—

Balance, end of year	$3,697.5	$3,870.1	$3,929.1

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Cash	$690.8	$818.4
Equity instruments	2,070.1	1,853.0
Debt instruments	1,109.2	1,257.7

	$3,870.1	$3,929.1

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2015	December 31, 2016
Discount rate	1.90%	1.50%
Future salary increase rate	3.00%	3.00%

Through the defined benefit plans under the R.O.C. Labor Standards Law, the Company is exposed to the following risks:

1)	Investment risk: The pension funds are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the government’s designated authorities or under the mandated management. However, under the R.O.C. Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

2)	Interest risk: A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the debt investments of the plan assets.

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$844.1 million and NT$970.3 million as of December 31, 2015 and 2016, respectively.

3)	Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$830.7 million and NT$951.4 million as of December 31, 2015 and 2016, respectively.

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

The Company expects to make contributions of NT$232.8 million to the defined benefit plans in the next year starting from December 31, 2016. The weighted average duration of the defined benefit obligation is 14 years.

22.	GUARANTEE DEPOSITS

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Capacity guarantee	$27,549.6	$20,929.3
Receivables guarantee	—	5,560.0
Others	183.0	181.3

	$27,732.6	$26,670.6

Current portion (classified under accrued expenses and other current liabilities)	$6,167.8	$12,000.2
Noncurrent portion	21,564.8	14,670.4

	$27,732.6	$26,670.6

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

23.	EQUITY

a.	Capital stock

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Authorized shares	28,050.0	28,050.0

Authorized capital	$280,500.0	$280,500.0

Issued and paid shares	25,930.3	25,930.3

Issued capital	$259,303.8	$259,303.8

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500.0 million shares allocated for the exercise of employee stock options.

As of December 31, 2016, 1,072.2 million ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,361.0 million shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Additional paid-in capital	$24,185.0	$24,185.0
From merger	22,804.5	22,804.5
From convertible bonds	8,892.9	8,892.9
From share of changes in equities of subsidiaries	100.8	107.8
From share of changes in equities of associates and joint venture	317.0	282.1

	$56,300.2	$56,272.3

Under the relevant laws, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries, associates and joint venture may be used to offset a deficit.

c.	Retained earnings and dividend policy

In accordance with the amendments to the R.O.C. Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The amendments to TSMC’s Articles of Incorporation on profits distribution policy had been approved by TSMC’s shareholders in its meeting held on June 7, 2016. For policy about the profit sharing bonus to employees, please refer to Note 32.

TSMC’s amended Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

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

The appropriations of 2014 and 2015 earnings have been approved by TSMC’s shareholders in its meetings held on June 9, 2015 and on June 7, 2016, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2014	Year 2015	Year 2014	Year 2015
	NT$	NT$
	(In Millions)	(In Millions)
Legal capital reserve	$26,389.9	$30,657.4
Cash dividends to shareholders	116,683.5	155,582.3	$4.5	$6.0

	$143,073.4	$186,239.7

TSMC’s appropriations of earnings for 2016 had been approved in the meeting of the Board of Directors held on February 14, 2017. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2016	For Fiscal Year 2016
	NT$
	(In Millions)
Legal capital reserve	$33,424.7
Cash dividends to shareholders	181,512.7	$7.0

	$214,937.4

The appropriations of earnings for 2016 are to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 8, 2017 (expected).

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2014
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$(7,140.4)	$21,310.8	$(0.1)	$14,170.3
Exchange differences arising on translation of foreign operations	11,769.5	—	—	11,769.5
Other comprehensive income/losses reclassified to profit or loss upon liquidation of subsidiaries	0.1	—	—	0.1
Changes in fair value of available-for-sale financial assets	—	229.5	—	229.5
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(279.5)	—	(279.5)
Share of other comprehensive income/(loss) of associates and joint venture	(130.1)	(5.3)	(0.2)	(135.6)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	3.0	(2.9)	—	0.1
Income tax effect	—	(5.1)	—	(5.1)

Balance, end of year	$4,502.1	$21,247.5	$(0.3)	$25,749.3

	Year Ended December 31, 2015
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$4,502.1	$21,247.5	$(0.3)	$25,749.3
Exchange differences arising on translation of foreign operations	8,061.8	—	—	8,061.8
Other comprehensive income/losses reclassified to profit or loss upon liquidation of subsidiaries	138.1	—	—	138.1
Changes in fair value of available-for-sale financial assets	—	(5.6)	—	(5.6)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(1,595.4)	(20,475.2)	—	(22,070.6)
Share of other comprehensive income/(loss) of associates and joint venture	(60.6)	(18.0)	(0.3)	(78.9)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	(6.1)	2.1	—	(4.0)
Income tax effect	—	(16.0)	—	(16.0)

Balance, end of year	$11,039.9	$734.8	$(0.6)	$11,774.1

	Year Ended December 31, 2016
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$11,039.9	$734.8	$(0.6)	$11,774.1
Exchange differences arising on translation of foreign operations	(9,409.2)	—	—	(9,409.2)
Other comprehensive income reclassified to profit or loss upon liquidation of subsidiaries	36.1	—	—	36.1
Changes in fair value of available-for-sale financial assets	—	(696.3)	—	(696.3)

(Continued)

	Year Ended December 31, 2016
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	$—	$4.1	$—	$4.1
Share of other comprehensive income (loss) of associates and joint venture	(0.9)	24.7	0.7	24.5
Other comprehensive loss reclassified to profit or loss upon disposal of associates	(4.7)	(3.5)	—	(8.2)
Income tax effect	—	(61.2)	—	(61.2)

Balance, end of year	$1,661.2	$2.6	$0.1	$1,663.9

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

24.	SHARE-BASED PAYMENT

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2002 Plan, TSMC 2003 Plan and TSMC 2004 Plan, were approved by the Securities and Futures Bureau on June 25, 2002, October 29, 2003 and January 6, 2005, respectively. The maximum number of stock options authorized to be granted under the TSMC 2002 Plan, TSMC 2003 Plan and TSMC 2004 Plan was 100.0 million, 120.0 million and 11.0 million, respectively, with each stock option eligible to subscribe for one common share of TSMC when exercised. The stock options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The stock options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the stock options are granted at an exercise price equal to the closing price of TSMC’s common shares quoted on the TWSE on the grant date.

The Company did not issue employee stock option plans for years ended December 31, 2014, 2015 and 2016. Information about the TSMC’s outstanding employee stock options is described as follows:

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

The employee stock options have been fully exercised in the second quarter of 2015.

25.	NET REVENUE

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Net revenue from sale of goods	$762,176.9	$842,997.6	$947,415.9
Net revenue from royalties	629.6	499.8	522.4

	$762,806.5	$843,497.4	$947,938.3

26.	OTHER OPERATING INCOME AND EXPENSES, NET

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Gain on disposal of property, plant and equipment, net	$14.5	$433.5	$46.5
Impairment loss on property, plant and equipment	(239.9)	(2,545.6)	—
Gain from lease agreement modification	—	430.0	—
Impairment loss on noncurrent assets held for sale	(735.5)	—	—
Others	(41.2)	(198.5)	(16.7)

	$(1,002.1)	$(1,880.6)	$29.8

27.	OTHER INCOME

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Interest income
Bank deposits	$2,705.1	$3,928.0	$4,892.6
Available-for-sale financial assets	2.7	35.8	816.2
Held-to-maturity financial assets	8.2	76.8	383.3
Structured product	14.7	88.7	225.4

	2,730.7	4,129.3	6,317.5
Dividend income	649.7	621.5	137.4

	$3,380.4	$4,750.8	$6,454.9

28.	FINANCE COSTS

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Interest expense
Corporate bonds	$3,082.9	$3,103.7	$3,014.7
Bank loans	133.5	74.6	291.2
Finance leases	19.7	11.7	—
Others	0.2	0.3	0.2

	$3,236.3	$3,190.3	$3,306.1

29.	OTHER GAINS AND LOSSES

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Gain on disposal of financial assets, net
Available-for-sale financial assets	$362.4	$22,157.9	$33.2
Gain (loss) on disposal of investments accounted for using equity method, net	2,054.4	2,492.1	(260.0)
Other gains	356.9	189.3	176.8
Net gain (loss) on financial instruments at FVTPL
Held for trading	(1,889.5)	(1,769.3)	467.1
Designated as at FVTPL	—	—	(37.4)

(Continued)

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Fair value hedges
Gain (loss) from hedging instruments	$(10,577.7)	$(134.1)	$12.7
Gain (loss) arising from changes in fair value of available-for-sale financial assets in hedge effective portion	10,088.6	(305.6)	4.2
Impairment loss of financial assets
Available-for-sale financial assets	(211.5)	(154.7)	(122.2)
Loss from liquidation of subsidiaries	(0.1)	(138.2)	(36.1)
Other losses	(155.5)	(145.9)	(42.4)

	$28.0	$22,191.5	$195.9

(Concluded)

30.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Current income tax expense
Current tax expense recognized in the current year	$49,779.0	$61,297.7	$72,405.0
Income tax adjustments on prior years	(4,417.5)	(12,661.2)	(16,628.1)
Other income tax adjustments	230.0	247.8	122.5

	45,591.5	48,884.3	55,899.4

Deferred income tax expense (benefit)
The origination and reversal of temporary differences	(427.4)	(1,542.8)	(1,775.0)
Investment tax credits and operating loss carryforward	2,725.8	303.2	—

	2,298.4	(1,239.6)	(1,775.0)

Income tax expense recognized in profit or loss	$47,889.9	$47,644.7	$54,124.4

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Income before tax	$302,073.5	$350,477.6	$385,921.7

Income tax expense at the statutory rate	$52,766.4	$60,674.4	$66,938.7
Tax effect of adjusting items:
Deductible items in determining taxable income	(1,132.8)	(6,340.4)	(44.9)
Tax-exempt income	(20,415.8)	(22,144.3)	(19,595.0)
Additional income tax under the Alternative Minimum Tax Act	4,081.2	6,041.6	—
Additional income tax on unappropriated earnings	23,771.5	27,543.6	30,046.8
The origination and reversal of temporary differences	(427.4)	(1,542.8)	(1,775.0)
Income tax credits	(3,275.1)	(4,243.6)	(4,940.2)
Remeasurement of investment tax credits	(3,188.3)	—	—
Remeasurement of operating loss carryforward	(102.3)	69.6	(0.4)

	52,077.4	60,058.1	70,630.0
Income tax adjustments on prior years	(4,417.5)	(12,661.2)	(16,628.1)
Other income tax adjustments	230.0	247.8	122.5

Income tax expense recognized in profit or loss	$47,889.9	$47,644.7	$54,124.4

For the years ended December 31, 2014, 2015 and 2016, the Company applied a tax rate of 17% for entities subject to the R.O.C. Income Tax Law; for other jurisdictions, the Company measures taxes by using the applicable tax rate for each individual jurisdiction.

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Deferred income tax benefit (expense)
Related to remeasurement of defined benefit obligation	$(31.9)	$99.3	$126.9
Related to unrealized gain/loss on available-for-sale financial assets	(5.1)	(16.0)	(61.2)

	$(37.0)	$83.3	$65.7

c.	Deferred income tax balance

The analysis of deferred income tax assets and liabilities in the consolidated statements of financial position was as follows:

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$2,853.0	$4,244.2
Provision for sales returns and allowance	1,141.5	1,512.1
Net defined benefit liability	895.5	939.5
Unrealized loss on inventories	622.8	737.3
Deferred compensation cost	316.3	378.7
Goodwill from business combination	10.0	—
Others	531.4	445.1
Operating loss carryforward	14.5	14.5

	$6,385.0	$8,271.4

Deferred income tax liabilities
Temporary differences
Available-for-sale financial assets	$(31.3)	$(92.5)
Unrealized exchange gains	—	(48.7)

	$(31.3)	$(141.2)

	Year Ended December 31, 2014
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Reclassification as Held For Sale	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Investment tax credits	$1,955.9	$(1,955.9)	$—	$—	$—	$—
Temporary differences
Provision for sales returns and allowance	900.4	328.2	—	—	2.2	1,230.8
Depreciation	644.8	339.3	—	20.1	6.9	1,011.1
Net defined benefit liability	813.4	4.5	(31.9)	1.4	—	787.4
Unrealized loss on inventories	438.4	150.9	—	—	2.6	591.9
Deferred compensation cost	267.4	(27.7)	—	—	15.9	255.6
Goodwill from business combination	373.7	(193.2)	—	—	14.9	195.4
Available-for-sale financial assets	6.2	(6.2)	—	—	—	—
Others	684.6	26.2	—	0.5	38.3	749.6
Operating loss carryforward	1,060.2	(769.9)	—	(22.4)	49.1	317.0

	$7,145.0	$(2,103.8)	$(31.9)	$(0.4)	$129.9	$5,138.8

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$—	$(184.4)	$—	$—	$—	$(184.4)
Available-for-sale financial assets	—	(10.2)	(5.1)	—	—	(15.3)

	$—	$(194.6)	$(5.1)	$—	$—	$(199.7)

	Year Ended December 31, 2015
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Acquisition of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$1,011.1	$1,808.7	$—	$11.9	$21.3	$2,853.0
Provision for sales returns and allowance	1,230.8	(104.4)	—	13.8	1.3	1,141.5
Net defined benefit liability	787.4	8.8	99.3	—	—	895.5
Unrealized loss on inventories	591.9	25.1	—	4.1	1.7	622.8
Deferred compensation cost	255.6	49.4	—	—	11.3	316.3
Goodwill from business combination	195.4	(185.8)	—	—	0.4	10.0
Others	749.6	(243.4)	—	0.2	25.0	531.4
Operating loss carryforward	317.0	(303.2)	—	—	0.7	14.5

	$5,138.8	$1,055.2	$99.3	$30.0	$61.7	$6,385.0

Deferred income tax liabilities
Temporary differences
Available-for-sale financial assets	$(15.3)	$—	$(16.0)	$—	$—	$(31.3)
Unrealized exchange gains	(184.4)	184.4	—	—	—	—

	$(199.7)	$184.4	$(16.0)	$—	$—	$(31.3)

	Year Ended December 31, 2016
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$2,853.0	$1,437.6	$—	$(46.4)	$4,244.2
Provision for sales returns and allowance	1,141.5	371.5	—	(0.9)	1,512.1
Net defined benefit liability	895.5	(82.9)	126.9	—	939.5
Unrealized loss on inventories	622.8	115.5	—	(1.0)	737.3
Deferred compensation cost	316.3	69.3	—	(6.9)	378.7
Goodwill from business combination	10.0	(9.8)	—	(0.2)	—
Others	531.4	(77.5)	—	(8.8)	445.1
Operating loss carryforward	14.5	—	—	—	14.5

	$6,385.0	$$1,823.7	$126.9	$(64.2)	$8,271.4

Deferred income tax liabilities
Temporary differences
Available-for-sale financial assets	$(31.3)	$—	$(61.2)	$—	$(92.5)
Unrealized exchange gains	—	(48.7)	—	—	(48.7)

	$(31.3)	$(48.7)	$(61.2)	$—	$(141.2)

d.	The investment operating loss carryforward and deductible temporary differences for which no deferred income tax assets have been recognized in the consolidated statements of financial position

The information of the operating loss carryforward for which no deferred tax assets have been recognized was as follows:

	December 31, 2015	December 31, 2016
Expiry period
1 – 4 years	$85.4	$136.7
5 – 10 years	97.8	41.4

	$183.2	$178.1

As of December 31, 2015 and 2016, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$1,972.3 million and NT$1,919.8 million, respectively.

e.	Unused operating loss carryforward and tax-exemption information

As of December 31, 2016, operating loss carryforward of Mutual-Pak consisted of the following:

Remaining Creditable Amount
Expiry period
1 – 4 years	$136.7
5 – 10 years	126.6

$263.3

As of December 31, 2016, the profits generated from the following projects of TSMC are exempt from income tax for a five-year period:

Tax-exemption Period
Construction and expansion of 2007 by TSMC	2014 to 2018
Construction and expansion of 2008 by TSMC	2015 to 2019
Construction and expansion of 2009 by TSMC	2018 to 2022

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2015 and 2016, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to NT$80,919.3 million and NT$83,181.4 million, respectively.

g.	Integrated income tax information

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Balance of the Imputation
Credit Account - TSMC	$59,973.5	$82,072.6

The actual and estimated creditable ratio for distribution of TSMC’s earnings of 2015 and 2016 were 12.57% and 13.94%, respectively; however, effective from January 1, 2015, the creditable ratio for individual shareholders residing in the R.O.C. will be half of the original creditable ratio according to the revised Article 66—6 of the R.O.C. Income Tax Law.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

h.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2013. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

31.	EARNINGS PER SHARE

	Years Ended December 31
	2014	2015	2016
	(NT$)	(NT$)	(NT$)
Basic EPS	$9.81	$11.68	$12.79

Diluted EPS	$9.81	$11.68	$12.79

EPS is computed as follows:

	Amounts (Numerator) NT$ (In Millions)	Number of Shares (Denominator) (In Millions)	EPS (NT$)
Year ended December 31, 2014
Basic EPS
Net income available to common shareholders of the parent	$254,301.4	25,929.3	$9.81

Effect of dilutive potential common shares	—	0.8

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$254,301.4	25,930.1	$9.81

Year ended December 31, 2015
Basic EPS
Net income available to common shareholders of the parent	$302,850.9	25,930.3	$11.68

Effect of dilutive potential common shares	—	0.1

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$302,850.9	25,930.4	$11.68

Year ended December 31, 2016
Basic/Diluted EPS
Net income available to common shareholders of the parent	$331,713.7	25,930.3	$12.79

32.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
a. Depreciation of property, plant and equipment
Recognized in cost of revenue	$183,750.9	$204,126.2	$203,476.8
Recognized in operating expenses	13,869.4	15,152.2	16,583.1
Recognized in other operating income and expenses	24.9	25.0	25.1

	$197,645.2	$219,303.4	$220,085.0

b. Amortization of intangible assets
Recognized in cost of revenue	$1,356.9	$1,642.1	$2,028.5
Recognized in operating expenses	1,249.4	1,560.1	1,714.9

	$2,606.3	$3,202.2	$3,743.4

c. Research and development costs expensed as incurred	$56,828.8	$65,544.6	$71,207.7

d. Employee benefits expenses
Post-employment benefits
Defined contribution plans	$1,743.6	$2,002.6	$2,164.9
Defined benefit plans	305.7	278.9	272.2

	2,049.3	2,281.5	2,437.1
Other employee benefits	79,385.1	88,929.4	97,248.0

	$81,434.4	$91,210.9	$99,685.1

Employee benefits expense summarized by function
Recognized in cost of revenue	$48,199.8	$52,983.2	$58,493.5
Recognized in operating expenses	33,234.6	38,227.7	41,191.6

	$81,434.4	$91,210.9	$99,685.1

In accordance with the amendments to the R.O.C. Company Act in May 2015 and the amended TSMC’s Articles of Incorporation approved by TSMC’s shareholders in its meeting held on June 7, 2016, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively. Prior to the amendments, TSMC’s Articles of Incorporation provided that, when allocating the net profits for each fiscal year, TSMC shall first set aside legal capital reserve and special capital reserve, then set aside not more than 0.3% of the balance as compensation to directors and not less than 1% as profit sharing bonus to employees, respectively.

TSMC accrued profit sharing bonus to employees based on certain percentage of net income during the period, which amounted to NT$17,646.0 million for the year ended December 31, 2014. TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$20,556.9 million and NT$22,418.3 million for the years ended December 31, 2015 and 2016, respectively; Compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$17,646.0 million and NT$406.8 million in cash for 2014, respectively, had been approved by the shareholders in its meeting held on June 9, 2015. The aforementioned approved amount has no difference with the one recognized in the consolidated financial statements for the year ended December 31, 2014.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$20,556.9 million and NT$356.2 million in cash for 2015, respectively, had been approved by the Board of Directors on February 2, 2016. The profit sharing bonus to employees and compensation to directors in cash for 2015 had been reported to TSMC’s shareholders in its meeting held on June 7, 2016, after the amended TSMC’s Articles of Incorporation had been approved. The aforementioned approved amount has no difference with the one recognized in the consolidated financial statements for the year ended December 31, 2015.

The Board of Directors of TSMC held on February 14, 2017 approved the profit sharing bonus to employees and compensation to directors in the amounts of NT$22,418.3 million and NT$376.4 million in cash for 2016, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2016.

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

f.	Impact of acquisitions on the results of the Company

The results of VisEra Holding since the acquisition date included in the consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2015 were as follows:

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

In January 2015, the Board of Directors of TSMC approved a sale of TSMC SSL common shares of 565.5 million held by TSMC and TSMC GN to Epistar Corporation. Accordingly, the Company reclassified TSMC SSL as a disposal group held for sale in its consolidated statements of financial position as of December 31, 2014. The expected fair value less costs to sell is substantially lower than the carrying amount of the related net assets of TSMC SSL; as such, impairment losses of NT$735.5 million were recognized under other operating gains and losses in the Company’s consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2014. The transaction was completed in February 2015.

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

36.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets
FVTPL
Held for trading	$6.0	$153.4
Designated as at FVTPL	—	6,297.7
Available-for-sale financial assets	18,290.3	71,891.3
Held-to-maturity financial assets	16,077.4	38,917.7
Derivative financial instruments in designated hedge accounting relationships	1.7	5.6
Loans and receivables
Cash and cash equivalents	562,688.9	541,253.8
Notes and accounts receivable (including related parties)	85,565.4	129,304.8
Other receivables	4,790.4	2,626.4
Refundable deposits	430.8	407.9

	$687,850.9	$790,858.6

Financial liabilities
FVTPL
Held for trading	$72.6	$91.6
Designated as at FVTPL	—	99.5
Amortized cost
Short-term loans	39,474.0	57,958.2
Accounts payable (including related parties)	19,725.3	27,324.5
Payables to contractors and equipment suppliers	26,012.2	63,154.5
Accrued expenses and other current liabilities	18,900.1	20,713.3
Bonds payable (including long-term liabilities-current portion)	215,475.2	191,193.6
Long-term bank loans (including long-term liabilities-current portion)	40.0	31.5
Other long-term payables (classified under accrued expenses and other current liabilities)	18.0	—
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	27,732.6	26,670.6

	$347,450.0	$387,237.3

b.	Financial risk management objectives

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

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the years ended December 31, 2014, 2015 and 2016 would have decreased by NT$331.5 million, NT$902.1 million and NT$111.3 million, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at both fixed and floating interest rates and from investments in fixed income securities. All of the Company’s bonds payable have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$0.3 million for all the years ended December 31, 2014, 2015 and 2016, respectively.

The Company classified its investments in fixed income securities as held-to-maturity and available-for-sale financial assets. Because held-to-maturity fixed income securities are measured at amortized cost, changes in interest rates would not affect the fair value. On the other hand, available-for-sale fixed income securities are exposed to fair value fluctuations caused by changes in interest rates. To manage its exposure to the fair value fluctuations, the Company enters into interest rate futures contract to hedge against price risk caused by changes in risk-free interest rates in the Company’s investments in available-for-sale fixed income securities.

Assuming a hypothetical increase of 100 basis point (1%) in interest rates of available-for-sale fixed income securities at the end of the reporting period, the net income for the years ended December 31, 2015 and 2016 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the years ended December 31, 2015 and 2016 would have decreased by NT$271.5 million and NT$1,600.9 million, respectively.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the years ended December 31, 2014, 2015 and 2016 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the years ended December 31, 2014, 2015 and 2016 would have decreased by NT$148.7 million, NT$260.0 million and NT$342.6 million, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the consolidated statements of financial position.

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

As of December 31, 2015 and 2016, the Company’s ten largest customers accounted for 68% and 74% of accounts receivable, respectively. The Company believes the concentration of credit risk is not material for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent, short-term available-for-sale financial assets and short-term held-to-maturity financial assets.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
December 31, 2015
Non-derivative financial liabilities
Short-term loans	$39,488.9	$—	$—	$—	$39,488.9
Accounts payable (including related parties)	19,725.3	—	—	—	19,725.3
Payables to contractors and equipment suppliers	26,012.2	—	—	—	26,012.2
Accrued expenses and other current liabilities	18,900.1	—	—	—	18,900.1
Bonds payable	26,495.0	104,462.4	68,378.8	25,981.3	225,317.5
Long-term bank loans	8.8	21.5	12.8	—	43.1
Other long-term payables (classified under accrued expenses and other current liabilities)	18.0	—	—	—	18.0
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,167.8	13,341.1	8,223.7	—	27,732.6

	136,816.1	117,825.0	76,615.3	25,981.3	357,237.7

Derivative financial instruments
Forward exchange contracts
Outflows	23,192.5	—	—	—	23,192.5
Inflows	(23,135.6)	—	—	—	(23,135.6)

	56.9	—	—	—	56.9

	$136,873.0	$117,825.0	$76,615.3	$25,981.3	$357,294.6

December 31, 2016
Non-derivative financial liabilities
Short-term loans	$57,974.6	$—	$—	$—	$57,974.6
Accounts payable (including related parties)	27,324.5	—	—	—	27,324.5
Payables to contractors and equipment suppliers	63,154.5	—	—	—	63,154.5
Accrued expenses and other current liabilities	20,713.3	—	—	—	20,713.3
Bonds payable	40,669.5	99,161.5	35,340.7	22,979.4	198,151.1
Long-term bank loans	10.5	20.1	2.5	—	33.1
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	12,000.2	13,060.5	1,609.9	—	26,670.6

	221,847.1	112,242.1	36,953.1	22,979.4	394,021.7

Derivative financial instruments
Forward exchange contracts
Outflows	40,571.8	—	—	—	40,571.8
Inflows	(40,586.3)	—	—	—	(40,586.3)

	(14.5)	—	—	—	(14.5)

Cross currency swap contracts
Outflows	5,478.0	—	—	—	5,478.0
Inflows	(5,487.6)	—	—	—	(5,487.6)

	(9.6)	—	—	—	(9.6)

	$221,823.0	$112,242.1	$36,953.1	$22,979.4	$393,997.6

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated statements of financial position

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets at FVTPL
Held for trading
Forward exchange contracts	$—	$6.0	$—	$6.0

Available-for-sale financial assets
Corporate bonds	$6,267.8	$—	$—	$6,267.8
Asset-backed securities	—	3,154.4	—	3,154.4
Agency bonds/Agency mortgage-backed securities	2,627.3	—	—	2,627.3
Publicly traded stocks	1,371.5	—	—	1,371.5
Government bonds	878.4	—	—	878.4

	$11,145.0	$3,154.4	$—	$14,299.4

Hedging derivative financial assets
Interest rate futures contracts	$1.7	$—	$—	$1.7

Financial liabilities at FVTPL
Held for trading
Forward exchange contracts	$—	$72.6	$—	$72.6

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets at FVTPL
Held for trading
Forward exchange contracts	$—	$142.4	$—	$142.4
Cross currency swap contracts	—	11.0	—	11.0
Designated as at FVTPL
Time deposit	—	6,297.7	—	6,297.7

	$—	$6,451.1	$—	$6,451.1

(Continued)

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Available-for-sale financial assets
Corporate bonds	$29,999.5	$—	$—	$29,999.5
Agency bonds/Agency mortgage-backed securities	14,880.5	—	—	14,880.5
Asset-backed securities	—	11,254.7	—	11,254.7
Government bonds	8,457.4	—	—	8,457.4
Publicly traded stocks	3,196.7	—	—	3,196.7

	$56,534.1	$11,254.7	$—	$67,788.8

Hedging derivative financial assets
Interest rate futures contracts	$5.6	$—	$—	$5.6

Financial liabilities at FVTPL
Held for trading
Forward exchange contracts	$—	$91.6	$—	$91.6
Designated as at FVTPL
Forward exchange contracts	—	99.5	—	99.5

	$—	$191.1	$—	$191.1

(Concluded)

There were no transfers between Level 1 and Level 2 for the years ended December 31, 2015 and 2016, respectively.

There were no purchases and disposals for assets classified as Level 3 for the years ended December 31, 2014, 2015 and 2016, respectively.

Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes interest rate futures contracts, publicly traded stocks, money market funds, government bonds, agency bonds/agency mortgage-backed securities and corporate bonds).

•	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts. For investments in asset-backed securities and time deposit designated as FVTPL, the fair value are determined by quoted market prices or the present value of future cash flows based on the observable yield curves.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments that are not measured at fair value recognized in the consolidated financial statements approximate their fair values.

	December 31, 2015		December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets
Held-to-maturity financial assets
Corporate bonds/Bank debentures	$8,143.1	$8,146.8	$23,849.7	$23,996.4
Commercial paper	—	—	8,628.2	8,630.8
Negotiable certificate of deposit	4,934.3	4,945.9	4,829.9	4,847.8
Structured product	3,000.0	2,995.7	1,609.9	1,609.7
Financial liabilities
Measured at amortized cost
Bonds payable	215,475.2	216,223.7	191,193.6	192,845.3

Fair value hierarchy

The table below sets out the balances for the Company’s assets and liabilities that are not measured at fair value but for which the fair value is disclosed:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Assets
Held-to-maturity securities
Corporate bonds/Bank debentures	$8,146.8	$—	$—	$8,146.8
Negotiable certificate of deposit	—	4,945.9	—	4,945.9
Structured product	—	2,995.7	—	2,995.7

	$8,146.8	$7,941.6	$—	$16,088.4

Liabilities
Measured at amortized cost
Bonds payable	$216,223.7	$—	$—	$216,223.7

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Assets
Held-to-maturity securities
Corporate bonds/Bank debentures	$23,996.4	$—	$—	$23,996.4
Commercial paper	—	8,630.8	—	8,630.8
Negotiable certificate of deposit	—	4,847.8	—	4,847.8
Structured product	—	1,609.7	—	1,609.7

	$23,996.4	$15,088.3	$—	$39,084.7

Liabilities
Measured at amortized cost
Bonds payable	$192,845.3	$—	$—	$192,845.3

Fair value measurement

For investments in bonds, the fair value is determined using active market prices.

For investments in commercial paper, negotiable certificate of deposit and structured product, the fair value is determined using the present value of future cash flows based on the observable yield curves.

The fair value of the Company’s bonds payable is determined using active market prices.

37.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Net revenue

		Years Ended December 31
		2014	2015	2016
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)
Item	Related Party Categories
Net revenue from sale of goods	Associates	$4,009.3	$4,254.0	$5,929.1
	Joint venture	1.3	1.2	—

		$4,010.6	$4,255.2	$5,929.1

Net revenue from royalties	Associates	$522.0	$489.4	$516.7

b.	Purchases

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Related Party Categories
Associates	$11,644.2	$11,126.4	$10,108.2

c.	Receivables from related parties

		December 31, 2015	December 31, 2016
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Categories
Receivables from related parties	Associates	$505.7	$969.5

Other receivables from related parties	Associates	$125.0	$146.8

d.	Payables to related parties

		December 31, 2015	December 31, 2016
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Categories
Payables to related parties	Associates	$1,150.0	$1,262.2

e.	Acquisition of property, plant and equipment

	Acquisition Price
	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Related Party Categories
Associates	$—	$26.2	$—

f.	Disposal of property, plant and equipment

	Proceeds
	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Related Party Categories
Associates	$23.4	$—	$—
Joint venture	18.0	—	—

	$41.4	$—	$—

	Gains
	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Related Party Categories
Associates	$20.0	$—	$—
Joint venture	17.5	—	—

	$37.5	$—	$—

g.	Others

		Years Ended December 31
		2014	2015	2016
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)
Item	Related Party Categories
Manufacturing expenses	Associates	$2,437.4	$2,321.9	$1,389.2
	Joint venture	7.9	12.8	—

		$2,445.3	$2,334.7	$1,389.2

Research and development expenses	Associates	$87.9	$142.8	$161.7
	Joint venture	1.1	1.4	—

		$89.0	$144.2	$161.7

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment, factory and office from Xintec and VIS. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to Xintec and VIS quarterly or monthly; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel for the years ended December 31, 2014, 2015 and 2016 were as follows:

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Short-term employee benefits	$1,787.8	$1,883.0	$2,024.0
Post-employment benefits	46.8	10.9	4.0

	$1,834.6	$1,893.9	$2,028.0

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

38.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of December 31, 2015 and 2016, the aforementioned other financial assets amounted to NT$177.2 million and NT$185.7 million, respectively.

39.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, office premises and certain office equipment. These operating leases expire between January 2017 and June 2066 and can be renewed upon expiration.

The Company expensed the lease payments as follows:

	Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Minimum lease payments	$901.2	$996.0	$1,135.7

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	December 31, 2015	December 31, 2016
	NT$	NT$
	(In Millions)	(In Millions)
Not later than 1 year	$1,099.0	$1,321.5
Later than 1 year and not later than 5 years	3,635.2	3,677.4
Later than 5 years	6,921.9	6,624.0

	$11,656.1	$11,622.9

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of December 31, 2016, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2016.

c.	In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents were invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC and TSMC North America, dismissing all of Keranos’s claims against TSMC and TSMC North America with prejudice. Keranos appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit, and in August 2015, the Federal Circuit remanded the case back to the Texas court for further proceedings. In January 2017, the Texas court dismissed all of Keranos’s claims against TSMC and TSMC North America with prejudice, and dismissed TSMC’s and TSMC North America’s counterclaims without prejudice. The case is over as to TSMC and TSMC North America.

d.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment of noninfringement in favor of TSMC and TSMC North America. Ziptronix, Inc. can appeal the Court’s order. In August 2015, Tessera Technologies, Inc. announced it had acquired Ziptronix. In February 2017, the Court dismissed all of Ziptronix’s claims against TSMC and TSMC North America with prejudice.

e.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837.8 million by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. The lock-up period expired on May 1, 2015 and as of October 8, 2015, all ASML shares had been disposed.

Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276.0 million to ASML’s research and development programs from 2013 to 2017. As of December 31, 2016, TSMC has paid EUR228.6 million to ASML under the research and development funding agreement.

f.	In March 2014, DSS Technology Management, Inc. (DSS) filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development and several other companies infringe one U.S. patent. TSMC Development has subsequently been dismissed. In May 2015, the Court entered a final judgment of noninfringement in favor of TSMC and TSMC North America. DSS appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit (Federal Circuit). In November 2015, the Patent Trial and Appeal Board (PTAB) determined after concluding an Inter Partes Review (IPR) that the patent claims asserted by DSS in the District Court litigation are unpatentable. DSS appealed the PTAB’s decision to the Federal Circuit in January 2016. In March 2016, the District Court’s judgment of noninfringement was affirmed by the Federal Circuit. In April 2016, the District Court litigation between the parties and the related Federal Circuit appeal were dismissed, and the appeal proceeding of the PTAB’s decision is also over as to TSMC.

g.	Amounts available under unused letters of credit as of December 31, 2015 and 2016 were NT$144.7 million and NT$122.4 million, respectively.

41.	SIGNIFICANT LOSS FROM DISASTER

On February 6, 2016, an earthquake struck Taiwan. The resulting damage was mostly to inventories and equipment. The Company recognized earthquake losses of NT$2,492.1 million, net of insurance claim, for the year ended December 31, 2016. Such losses were primarily included in cost of revenue. The related insurance claim was finalized in the first quarter of 2017, and the accumulated earthquake losses were NT$2,386.8 million, net of insurance claim. The Company recognized a reduction of such losses of NT$105.3 million for the three months ended March 31, 2017.

42.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engaged in the researching, developing, designing, manufacturing and selling of solid state lighting devices, renewable energy and efficiency related technologies and products.

From 2016, the Company has only one single operating segment, the segment revenue and operating results were the same as those stated in the consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2016.

The Company uses the income from operations as the measurement for segment profit and the basis of performance assessment. There was no material differences between the accounting policies of the operating segment and the accounting policies described in Note 5.

b.	Segment revenue and operating results

	Foundry	Others	Elimination	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Year ended December 31, 2014
Net revenue from external customers	$762,120.8	$685.7	$—	$762,806.5
Net revenue from sales among intersegments	—	38.1	(38.1)	—
Income (loss) from operations	298,633.6	(2,763.3)	—	295,870.3
Share of profits (loss) of associates and joint venture	4,376.0	(456.2)	—	3,919.8
Income tax expense	47,889.9	—	—	47,889.9
Year ended December 31, 2015
Net revenue from external customers	$842,690.2	$807.2	$—	$843,497.4
Income (loss) from operations	320,833.2	(785.4)	—	320,047.8
Share of profits (loss) of associates and joint venture	4,582.0	(385.6)	—	4,196.4
Income tax expense (benefit)	47,646.5	(1.8)	—	47,644.7

c.	Geographic information

	Net Revenue from External Customers			Non-current Assets
	Years Ended December 31			December 31,	December 31,
	2014	2015	2016	2015	2016
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Taiwan	$88,856.6	$90,169.5	$127,063.0	$844,173.8	$991,567.9
United States	524,984.1	566,600.2	610,371.1	8,892.8	8,245.0
Asia	99,916.6	123,705.9	146,907.4	15,890.0	14,071.3
Europe, the Middle East and Africa	46,776.6	57,065.0	58,042.3	8.2	8.7
Others	2,272.6	5,956.8	5,554.5	—	—

	$762,806.5	$843,497.4	$947,938.3	$868,964.8	$1,013,892.9

The Company categorized the net revenue mainly based on the country in which the customer is headquartered. Non-current assets include property, plant and equipment, intangible assets and other noncurrent assets.

d.	Production information

	Years Ended December 31
Production	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Wafer	$723,747.6	$802,938.0	$909,179.1
Others	39,058.9	40,559.4	38,759.2

	$762,806.5	$843,497.4	$947,938.3

e.	Major customers representing at least 10% of net revenue

	Years Ended December 31
	2014		2015		2016
	Amount	%	Amount	%	Amount	%
	NT$		NT$		NT$
	(In Millions)		(In Millions)		(In Millions)
Customer A	$71,184.6	9	$134,117.2	16	$157,185.4	17
Customer B	157,631.4	21	134,158.4	16	107,463.2	11