Form 20-F
period 2017-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2018-04-19
CIK 1046179

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

As of December 31, 2017, 25,930,380,458 Common Shares, par value NT$10 each were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “ large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer  ☒             Accelerated Filer  ☐             Non-Accelerated Filer  ☐            Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Taiwan Semiconductor Manufacturing Company Limited

i

EX-3.2 RULES AND PROCEDURES OF BOARD OF DIRECT MEETINGS
EX-4.1 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION
EX-4.27 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION
EX-4.35 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION
EX-4.36 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION
EX-12.1 CERTIFICATION OF CO-CEO - RULE 13A-14(A)
EX-12.2 CERTIFICATION OF CO-CEO - RULE 13A-14(A)
EX-12.3 CERTIFICATION OF CFO - RULE 13A-14(A)
EX-13.1 CERTIFICATION OF CO-CEO - RULE 13A-14(B)
EX-13.2 CERTIFICATION OF CO-CEO - RULE 13A-14(B)
EX-13.3 CERTIFICATION OF CFO - RULE 13A-14(B)
EX-101.INS XBRL INSTANCE DOCUMENT
EX-101.SCH XBRL TAXONOMY EXTENSION SCHEMA DOCUMENT
EX-101.CAL XBRL TAXONOMY EXTENSION CALCULATION LINKBASE DOCUMENT
EX-101.DEF XBRL TAXONOMY EXTENSION DEFINITION LINKBASE DOCUMENT
EX-101.LAB XBRL TAXONOMY EXTENSION LABEL LINKBASE DOCUMENT
EX-101.PRE XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE DOCUMENT

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. Important factors that could cause those differences include, but are not limited to:

•	the volatility of the semiconductor and electronics industry;

•	overcapacity in the semiconductor industry;

•	outlook of the major and emerging end markets for our products, such as mobile devices, personal computers, consumer electronics, high-performance computing, automotive electronics and Internet of things (the “IoT”);

•	our ability to develop new technologies successfully and remain a technological leader;

•	the increased competition from other companies and our ability to retain and increase our market share;

•	our ability to maintain control over expansion and facility modifications;

•	our reliance on certain major customers;

•	our ability to generate growth and profitability;

•	our ability to hire and retain qualified personnel;

•	our ability to acquire required equipment and supplies necessary to meet business needs;

•	fluctuations in foreign currency rates, in particular, any material appreciation of the NT dollar against the U.S. dollar, and our ability to manage such risks;

•	the political stability of our local region; and

•	general local and global economic conditions.

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

Selected Financial and Operating Data

The selected consolidated statements of profit or loss and other comprehensive income data and other consolidated financial data for the years ended December 31, 2015, 2016 and 2017, and the selected consolidated statements of financial position data as of December 31, 2016 and 2017, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) issued by the International Accounting Standards Board (IASB) (collectively, “IFRSs”). The selected consolidated statements of profit or loss and other comprehensive income data and other consolidated financial data for the year ended December 31, 2013 and 2014 and the selected consolidated statements of financial position data as of December 31, 2013, 2014 and 2015 set forth below are derived from our audited consolidated financial statements not included herein.

In addition to preparing financial statements in accordance with IFRSs included in this annual report, we also prepare financial statements in accordance with the IFRSs as adopted for use in Taiwan (“Taiwan-IFRSs”), which we are required to file with the Financial Supervisory Commission (“FSC”) of the Republic of China (“R.O.C.” or “Taiwan”) and Taiwan Stock Exchange (“TWSE”) under the applicable regulations and listing rules of TWSE. The English translation of such financial statements is furnished to the Securities and Exchange Commission (“SEC”) on Form 6-K, which is not incorporated by reference to this or any of our previous annual reports on Form 20-F.

	Year ended and as of December 31,
	2013	2014	2015	2016	2017
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for earnings per share and per ADS)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Net revenue	597,024	762,806	843,497	947,938	977,447	32,977
Cost of revenue	(315,642)	(385,113)	(433,117)	(473,077)	(482,616)	(16,282)
Gross profit before realized (unrealized) gross profit on sales to associates	281,382	377,693	410,380	474,861	494,831	16,695
Realized (unrealized) gross profit on sales to associates	(21)	29	15	(29)	(5)	—
Gross profit	281,361	377,722	410,395	474,832	494,826	16,695
Operating expenses	(71,339)	(80,849)	(88,467)	(96,904)	(107,902)	(3,641)
Other operating income and expenses, net	47	(1,002)	(1,880)	30	(1,365)	(46)
Income from operations	210,069	295,871	320,048	377,958	385,559	13,008
Non-operating income and expenses, net	5,893	6,203	30,430	7,964	10,603	358
Income before income tax	215,962	302,074	350,478	385,922	396,162	13,366
Income tax expense	(32,112)	(47,890)	(47,645)	(54,125)	(51,123)	(1,725)
Net income	183,850	254,184	302,833	331,797	345,039	11,641
Other comprehensive income (loss) for the year, net of income tax	16,359	11,805	(14,714)	(11,067)	(28,822)	(972)
Total comprehensive income for the year	200,209	265,989	288,119	320,730	316,217	10,669
Net income attributable to shareholders of the parent	183,978	254,302	302,851	331,714	344,998	11,640
Net income (loss) attributable to non-controlling interests	(128)	(118)	(18)	83	41	1
Total comprehensive income attributable to shareholders of the parent	200,343	266,091	288,145	320,653	316,182	10,668
Total comprehensive income (loss) attributable to non-controlling interests	(134)	(102)	(26)	77	35	1
Basic/Diluted earnings per share	7.10	9.81	11.68	12.79	13.30	0.45
Basic/Diluted earnings per ADS equivalent	35.48	49.04	58.40	63.96	66.52	2.24
Basic weighted average shares outstanding	25,928	25,929	25,930	25,930	25,930	25,930
Diluted weighted average shares outstanding	25,930	25,930	25,930	25,930	25,930	25,930

	Year ended and as of December 31,
	2013	2014	2015	2016	2017
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for cash dividend per common share)
Consolidated Statements of Financial Position Data:
Current assets	358,487	626,566	746,744	817,729	857,203	28,920
Long-term investments(1)	89,024	29,860	34,873	45,995	41,439	1,398
Property, plant and equipment	792,666	818,199	853,470	997,778	1,062,543	35,848
Intangible assets	11,490	13,531	14,066	14,615	14,175	478
Total assets	1,262,801	1,494,853	1,657,397	1,886,297	1,991,732	67,197
Current liabilities	203,974	224,785	239,772	348,286	386,890	13,053
Hedging derivative financial liabilities	5,482	—	—	—	—	—
Guarantee deposits	152	25,538	21,565	14,670	7,587	256
Long-term bonds payable	210,768	213,674	191,965	153,094	91,800	3,097
Net defined benefit liability	6,802	6,568	7,448	8,551	8,851	299
Total liabilities	428,688	472,492	462,427	526,451	497,285	16,777
Capital stock	259,286	259,297	259,304	259,304	259,304	8,748
Equity attributable to shareholders of the parent	833,846	1,022,234	1,194,008	1,359,051	1,493,747	50,396
Non-controlling interests	267	127	962	795	700	24
Cash dividend paid per common share(2)	3.0	3.0	4.5	6.0	7.0	0.2

	Year ended and as of December 31,
	2013	2014	2015	2016	2017
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages and operating data)
Other Consolidated Financial Data:
Gross margin	47.1%	49.5%	48.7%	50.1%	50.6%	50.6%
Operating margin	35.2%	38.8%	37.9%	39.9%	39.4%	39.4%
Net margin	30.8%	33.3%	35.9%	35.0%	35.3%	35.3%
Capital expenditures	287,595	288,540	257,517	328,045	330,588	11,153
Depreciation and amortization	156,182	200,252	222,506	223,828	260,143	8,777
Cash generated by operating activities	347,384	421,524	529,879	539,835	585,318	19,747
Cash used in investing activities	(281,054)	(282,421)	(217,246)	(395,440)	(336,165)	(11,342)
Cash generated by (used in) financing activities	32,106	(32,328)	(116,734)	(157,800)	(215,697)	(7,277)
Effect of exchange rate changes and others	849	8,979	8,341	(8,030)	(21,318)	(719)
Net increase (decrease) in cash	99,285	115,754	204,240	(21,435)	12,138	409
Operating Data:
Wafer (12-inch equivalent) shipment(3)	6,963	8,263	8,763	9,606	10,449	10,449
Billing utilization rate(4)	91%	97%	93%	92%	91%	91%

(1)	Investments accounted for using equity method, noncurrent available-for-sale financial assets, and noncurrent held-to-maturity financial assets.
(2)	“Cash dividend paid per common share” was approved at our annual shareholders’ meeting. The numbers are rounded to one decimal point.
(3)	In thousands.
(4)	“Billing utilization rate” is equal to annual wafer shipment divided by annual capacity. Annual capacity includes wafers committed by Vanguard International Semiconductor Corporation (“VIS”) and Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). Please see “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions”.

Exchange Rates

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$”, “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. The translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made by the exchange rate as set forth in the statistical release of the Federal Reserve Board. Unless otherwise noted, all translations for the year 2017 were made at the exchange rate as of December 31, 2017, which was NT$29.64 to US$1.00. On April 13, 2018, the exchange rate was NT$29.32 to US$1.00.

The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged.

	NT dollars per U.S. dollar
	Average(1)	High	Low	Period-End
2013	29.73	30.03	29.42	29.83
2014	30.38	31.60	29.87	31.60
2015	31.80	32.98	30.64	32.79
2016	32.22	33.43	31.27	32.40
2017	30.27	31.19	29.64	29.64
October 2017	30.25	30.44	30.12	30.12
November 2017	30.08	30.21	29.97	29.98
December 2017	29.95	30.05	29.64	29.64
January 2018	29.40	29.61	29.05	29.16
February 2018	29.25	29.42	29.03	29.32
March 2018	29.20	29.35	29.10	29.10
April 2018 (through April 13, 2018)	29.23	29.32	29.14	29.32

(1)	Annual averages calculated from month-end rates and monthly averages calculated from daily closing rates.

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

In recent times, several major systemic economic and financial crises negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. These types of crises, including the prolonged decrease in economic growth or insolvency of major countries, could cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our products and services. For example, there could be knock-on effects from these types of crises on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products; customer insolvencies; and counterparty failures negatively impacting our treasury operations. Any future systemic political, economic or financial crisis could cause revenue for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial conditions of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances could reduce our operating income and net income. Further, in times of market instability, sufficient external financing may not be available to us on a timely basis, on commercially reasonable terms to us, or at all. If sufficient external financing is not available when we need such financing to meet our capital requirements, we may be forced to curtail our expansion, modify plans or delay the deployment of new or expanded services until we obtain such financing. Thus, any future global economic crisis could materially and adversely affect our results of operations.

Our global manufacturing, design and sales activities subject us to risks associated with political, economic or other conditions or developments in various jurisdictions, including in particular the R.O.C., as well as in international trade, which could negatively affect our business and financial status and therefore the market value of your investment.

The majority of our principal executive officers and our principal production facilities are located in the R.O.C., and the majority of our net revenue is derived from our operations in the R.O.C. In addition, we have operations worldwide and a significant percentage of our revenue comes from sales to locations outside the R.O.C. Operating in the R.O.C. and overseas exposes us to changes in laws, rules, regulations and the enforcements of such laws, rules and regulations in certain key areas that would have a material impact on our operations, such as intellectual property, antitrust, export control, import restrictions, and trade barriers or disputes, as well as the general political, economic and social conditions, outbreak of war or hostilities, terrorism, security risks, social unrests, protests, strikes, health conditions and possible disruptions in transportation networks, in the various jurisdictions in which we operate, which could result in an adverse effect on our business operations in such jurisdictions and our results of operations as well as the market price and the liquidity of our ADSs and common shares. Any major change in economic, fiscal and/or trade policies in the U.S. from which we derive a substantial portion of our revenue or in another major jurisdiction could severely affect our business, financial condition and results of operations. For example, recent trade tensions between major economies could result in trade barriers, including higher tariffs on certain products that, in turn, may have adverse effects directly and indirectly on our sales. In addition, any U.S. law or government incentive policy that encourages our U.S. customers to relocate their manufacturing capacity or supply chain to the U.S. or require their respective contractors, subcontractors and relevant agents to do so could impair our ability to sustain our current level of productivity and manufacturing efficiency. Our business model is intertwined with an ecosystem of semiconductor suppliers in the R.O.C. that permits thousands of our engineers and other relevant personnel to commute from one manufacturing site to another for purposes of refining specific designs and manufacturing processes in a timely manner. These advantages permit us to operate our manufacturing fabs efficiently and resolve any technical or commercial difficulties quickly to maintain our competitive edge. If these advantages are impaired or lost, we may be unable to sustain our current ability to supply our customers with goods and services at the current level of cost, quality, quantity and delivery schedule to which our customers have been accustomed.

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

Decreases in demand and average selling prices for products that contain semiconductors may adversely affect demand for our products and may result in a decrease in our revenue and earnings.

A vast majority of our revenue is derived from customers who use our services in communication devices, personal computers, consumer electronics products and industrial/standard products. The demand for our products are significantly affected by the outlook of the major and emerging end markets for our products, such as mobile devices, high-performance computing (including cryptocurrency mining), automotive electronics and the Internet of things (“IoT”). Any deterioration in or a slowdown in the growth of such end markets resulting in a substantial decrease in the demand for overall global semiconductor foundry services, including our products and services, could adversely affect our revenue. Further, semiconductor manufacturing facilities require substantial investment to construct and are largely fixed cost assets once they are in operation. Because we own most of our manufacturing capacities, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins. In addition, the historical and current trend of declining average selling prices (or “ASP”) of end use applications places downward pressure on the prices of the components that go into such applications. If the ASP of end use applications continues decreasing, the pricing pressure on components produced by us may lead to a reduction of our revenue, margin and earnings.

Since we are dependent on the highly cyclical semiconductor and electronics industries, which have experienced significant and sometimes prolonged periods of downturns and overcapacity, our revenue, earnings and margins may fluctuate significantly.

The electronics industries and semiconductor market are cyclical and subject to significant and often rapid fluctuations in product demand, which could impact our semiconductor foundry business. Variations in order levels from our customers may result in volatility in our revenue and earnings. From time to time, the electronics and semiconductor industries have experienced significant, occasionally prolonged periods of downturns and overcapacity. Because we are, and will continue to be, dependent on the requirements of electronics and semiconductor companies for our services, periods of downturns and overcapacity in the general electronics and semiconductor industries could lead to reduced demand for overall semiconductor foundry services, including our services. If we cannot take appropriate actions such as reducing our costs to sufficiently offset declines in demand, our revenue, margin and earnings will likely suffer during periods of downturns and overcapacity.

If we are unable to remain a technological leader in the semiconductor industry or if we are unable to timely respond to fast-changing semiconductor market dynamics, we may become less competitive.

The semiconductor industry and its technologies are constantly changing. We compete by developing process technologies using increasingly advanced nodes and on manufacturing products with more functions. We also compete by developing new derivative technologies. If we do not anticipate these changes in technologies and rapidly develop new and innovative technologies, or our competitors unforeseeably gain sudden access to additional technologies, we may not be able to provide foundry services on competitive terms. In addition, our customers have significantly decreased the time in which their products or services are launched into the market. If we are unable to meet these shorter product time-to-market, we risk losing these customers. These factors have also been intensified by the shift of the global technology market to consumer driven products such as mobile devices, and increasing concentration of customers and competition (all further discussed among these risk factors). If we are unable to innovate new technologies that meet the demands of our customers or overcome the above factors, our revenue may decline significantly. Although we have concentrated on maintaining a competitive edge in research and development, if we fail to achieve advances in technologies or processes, we may become less competitive.

In light of the rise of new foundry service providers worldwide, if we are unable to compete effectively in the highly competitive foundry segment of the semiconductor industry, we may lose customers and our profit margin and earnings may decrease.

The markets for our foundry services are highly competitive. We compete with other foundry service providers, as well as a number of integrated device manufacturers. Some of these companies may have access to more advanced technologies than us. Other companies may have greater financial and other resources than us, such as the possibility of receiving direct or indirect government subsidy, economic stimulus funds, or other incentives that may be unavailable to us. For example, Chinese companies are expected to be key players for new semiconductor fab development and fab equipment spending through 2020. There are over twenty new semiconductor fab projects that have been announced or are being developed within China in part due to various incentives provided by the Chinese government. Furthermore, our competitors may, from time to time, also decide to undertake aggressive pricing initiatives in one or several technology nodes. These competitive activities may decrease our customer base, or our ASP, or both. If we are unable to compete effectively with these new and aggressive competitors on technology, manufacturing capacity, and customer satisfaction, we risk losing customers to these new contenders.

If we are unable to manage our capacity and production facilities effectively, our competitiveness may be weakened.

We perform long-term market demand forecast for our products and services to manage our overall capacity. Because market conditions are dynamic, our market demand forecast may change significantly at any time. During periods of decreased demand, certain manufacturing lines or tools in some of our manufacturing facilities may be suspended or shut down temporarily. However, if subsequent demand increases rapidly in a short period of time, we may not be able to restore the capacity in a timely manner to take advantage of the upturn.

According to the market demand forecast, we have recently been adding capacity in our 300mm wafer fabs to meet market needs for our products and services. Expansion of our capacity will increase our costs. For example, we will need to purchase additional equipment, hire additional personnel and train personnel to operate the new equipment. If we do not increase our net revenue accordingly, our financial performance may be adversely affected by these increased costs. See “Item 4. Information on The Company – Capacity Management and Technology Upgrade Plans” for a further discussion.

Having one or more large customers that account for a significant percentage of our revenue may render us vulnerable to the loss of or significant curtailment of purchases by such customers that could in turn adversely affect our results of operations. Similarly, the increasing consolidation of our customers may further increase our revenue concentration.

Over the years, our customer profile and the nature of our customers’ business have changed dramatically. While we generate revenue from hundreds of customers worldwide, our ten largest customers in 2015, 2016, and 2017 accounted for approximately 63%, 69% and 67% of our net revenue in the respective year. Our largest customer in 2015, 2016, and 2017 accounted for 16%, 17% and 22% of our net revenue in the respective year. Our second largest customer in 2015 and 2016 accounted for 16% and 11% of our net revenue in the respective year. In 2017, our second largest customer accounted for less than 10% of our net revenue. A more concentrated customer base will subject our revenue to seasonal demand fluctuations from our large customers, and cause different seasonal patterns of our business. This customer concentration results in part from the changing dynamics of the electronics industry with the structural shift to mobile devices and applications and software that provide the content for such devices. There are only a limited number of customers who are successfully exploiting this new business model paradigm. Also, in order to respond to the new business model paradigm, we have seen the changes of nature in our customers’ business models. For example, there is a growing trend toward the rise of system houses that operate in a manner which makes their products and services more marketable in a changing consumer market. Also, since the global semiconductor industry is becoming increasingly competitive, some of our customers have engaged in industry consolidations in order to remain competitive. Such consolidations have taken the form of mergers and acquisitions. If more of our major customers consolidate, this will further decrease the overall number of our customer pool. The loss of, or significant curtailment of purchases by, one or more of our top customers, including curtailments due to increased competitive pressures, industry consolidation, a change in their designs, or change in their manufacturing sourcing policies or practices of these customers, or the timing of customer or distributor inventory adjustments, or change in our major customers’ business models may adversely affect our results of operations and financial condition.

If the Internet security systems of us or our service providers with whom we share our confidential information succumb to cyber attacks by third parties worldwide, our business and operations may be severely interrupted or even be shutdown indefinitely and our results of operations, financial condition, prospects and reputation may also be materially and adversely affected.

Even though we have established a comprehensive Internet and computing security network, we cannot guarantee that our computing systems which control or maintain vital corporate functions, such as our manufacturing operations and enterprise accounting, would be completely immune to crippling cyber attacks by any third party to gain unauthorized access to our internal network systems, to sabotage our operations and goodwill or otherwise. In the event of a serious cyber attack, our systems may lose important corporate data and our production lines may be shutdown indefinitely pending the resolution of such attack. While we also seek to annually review and assess our cybersecurity policies and procedures to ensure their adequacy and effectiveness, we cannot guarantee that we will not be susceptible to new and emerging risks and attacks in the evolving landscape of cybersecurity threats. These cyber attacks may also attempt to steal our trade secrets and other intellectual properties and other sensitive information, such as proprietary information of our customers and other stakeholders and personal information of our employees. Malicious hackers may also try to introduce computer viruses, corrupted software or ransomware into our network systems to disrupt our operations, blackmail us for regaining control of our computing systems or spy for sensitive information. These attacks may result in us having to pay damages for our delayed or disrupted orders or incur significant expenses in implementing remedial and improvement measures to enhance our cybersecurity network, and may also expose us to significant legal liabilities arising from or related to legal proceedings or regulatory investigations associated with, among other things, leakage of customer or third party information which we have an obligation to keep confidential. As of April 19, 2018, we had not been aware of any material cyber attacks or incidents that had or would expected to have a material adverse effect on our business and operations, nor had we been involved in any legal proceedings or regulatory investigations related thereof.

In addition, we employ certain third party service providers for us and our affiliates worldwide with whom we need to share highly sensitive and confidential information to enable them to provide the relevant services. Despite that we require the third party service providers to comply with the confidentiality and/or Internet security requirements in our service agreements with them, there is no assurance that each of them will strictly fulfill such obligations, or at all. The on-site network systems of and the off-site cloud computing networks such as servers maintained by such service provider and/or its contractors are also subject to risks associated with cyber attacks. If we or our service providers are not able to timely resolve the respective technical difficulties caused by such cyber attacks, or ensure the integrity and availability of our data (and data belonging to our customers and other third parties) or control of our or our service providers’ computing systems, our commitments to our customers and other stakeholders may be materially impaired and our results of operations, financial condition, prospects and reputation may also be materially and adversely affected as a result.

We may not be able to implement our planned growth and development or maintain our leading position if we are unable to recruit and retain key executives, managers and skilled technical and service personnel.

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

The retirement of Dr. Morris Chang, our Chairman who has led our Company for over three decades, may impose uncertainties on our business prospects.

In October 2017, our Chairman Dr. Morris Chang announced his plan to retire from the Company in June 2018. Dr. Chang will not be a director in the next term of the Board nor will he participate in any TSMC management activities. As Dr. Chang has led our Company for over three decades and is an iconic figure of the global semiconductor industry, his retirement may impose uncertainties on our business prospects.

We have developed a succession plan after long deliberation, according to which TSMC will be under the dual leadership of Dr. Mark Liu and Dr. C.C. Wei after the Annual Shareholders’ Meeting in early June 2018. Dr. Mark Liu will be the Chairman of the Board, and Dr. C.C. Wei will be the Chief Executive Officer. Except for Chairman Morris Chang, all present directors of the Board have agreed to be nominated, and if elected, serve as directors of the Board during the next term. Each of Dr. Mark Liu and Dr. C.C. Wei has been an executive officer of our Company for over 20 years, and we have a long-standing and stable management that would not have any significant change upon Dr. Chang’s retirement.

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

Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals, and photoresist, on a timely basis and at commercially reasonable prices. In the past, shortages in the supply of some materials, whether by specific vendors or by the semiconductor industry generally, have resulted in occasional industry-wide price adjustments and delivery delays. For example, the recent increase in silicon wafer prices due to increased demand for such wafers across the industry had a negative impact on our gross margin in 2017 and the trend is expected to continue in 2018. In addition, major natural disasters, political or economic turmoil occurring within the country of origin of such raw materials may also significantly disrupt the availability of such raw materials or increase their prices. Also, since we procure some of our raw materials from sole-source suppliers, there is a risk that our need for such raw materials may not be met or that back-up supplies may not be readily available. Our revenue and earnings could decline if we are unable to obtain adequate supplies of the necessary raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

Any inability to obtain, preserve, enforce, defend and protect our technologies, intellectual property rights and third-party licenses could harm our competitive position.

Our ability to compete successfully and to achieve future growth depends in part on the continued strength of our intellectual property portfolio. While we actively enforce and protect our intellectual property rights, there can be no assurance that our efforts will be adequate to prevent the misappropriation or improper use of our proprietary technologies, software, trade secrets or know-how. Also, we cannot assure you that, as our business or business models expand into new areas, we will be able to develop independently the technologies, patents, software, trade secrets or know-how necessary to conduct our business or that we can do so without unknowingly infringing the intellectual property rights of others. As a result, we may have to rely on, to a certain degree, licensed technologies and patent licenses from others. To the extent that we rely on licenses from others, there can be no assurance that we will be able to obtain any or all of the necessary licenses in the future on terms we consider reasonable or at all. The lack of necessary licenses could expose us to claims for damages and/or injunctions from third parties, as well as claims for indemnification by our customers in instances where we have contractually agreed to indemnify our customers against damages resulting from infringement claims.

We have received, from time-to-time, communications from third parties asserting that our technologies, our manufacturing processes, or the design IPs of the semiconductors made by us or the use of those semiconductors by our customers may infringe their patents or other intellectual property rights. Because of the nature of the industry, we may continue to receive such communications in the future. These assertions have at times resulted in litigation. Recently, there has been a notable increase within the industry in the number of assertions made and lawsuits initiated by certain litigious, non-practicing entities and these litigious, non-practicing entities are also becoming more aggressive in their monetary demands and requests for court-issued injunctions. Such lawsuits or assertions may increase our cost of doing business and may potentially be extremely disruptive if these non-practicing entities succeed in blocking the trade of products and services offered by us. See “Item 8. Financial Information – Legal Proceedings” for a further discussion. Also, as we expanded our manufacturing operations into certain non-R.O.C jurisdictions, we have faced increasing challenges to manage risks of intellectual property misappropriation. Despite our efforts to adopt robust measures to mitigate the risk of intellectual property misappropriation in such new jurisdictions, we cannot guarantee that the protection measures we adopted will be sufficient to prevent us from potential infringements by others, or at all.

If we fail to obtain or maintain certain technologies or intellectual property licenses or fail to prevent our intellectual property from being misappropriated and, if litigation relating to alleged intellectual property matters occurs, it could: (i) prevent us from manufacturing particular products or selling particular services or applying particular technologies; and (ii) reduce our ability to compete effectively against entities benefiting from our misappropriated intellectual property, which could reduce our opportunities to generate revenue.

Our operational results could also be materially and adversely affected by natural disasters (such as earthquakes), shortages or interruptions in the supply of utilities (such as shortages in electricity caused by changes in governmental energy policy), in the locations in which we, our customers or our suppliers operate or by industrial accidents, fires or explosions.

The frequency and severity of natural disasters and severe weather has been increasing, in part due to climate change or systemic regional geological changes that manifest in damaging earthquakes. We have manufacturing and other operations in locations subject to natural disasters, such as flooding, earthquakes, tsunamis, and droughts as well as interruptions or shortages in the supply of utilities, such as water and electricity, or access to land, air or sea infrastructures, that could disrupt operations. In February 2016, Taiwan, in which the majority of our manufacturing fabs are located, suffered an earthquake that damaged some of our wafers and equipment and resulted in wafer delivery delays in the first quarter of 2016. In addition, our suppliers and customers also have operations in such locations. For example, most of our production facilities, as well as those of many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan and Japan, which are susceptible to earthquakes, tsunamis, flooding, typhoons, and droughts from time to time that may cause shortages in electricity and water or interruptions to our operations. Further, we have occasionally suffered power outages or surges in Taiwan caused by difficulties encountered by our electricity supplier, the Taiwan Power Company, or other power consumers on the same power grid, which have resulted in interruptions to our operations. Such shortages or interruptions in our electricity supply could further be exacerbated by changes in the energy policy of the government which will make Taiwan a nuclear-free country by 2025. If we are unable to secure reliable and uninterrupted supply of electricity to power our manufacturing fabs within Taiwan, our ability to satisfy the orders of our customers will be severely undercut.

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

Adverse fluctuations in exchange rates could decrease our operating margin and/or revenue.

More than 90% of our sales are denominated in U.S. dollar and over one-half of our capital expenditures are denominated in currencies other than NT dollar, primarily in U.S. dollar, Japanese yen and Euro. Because our functional currency is denominated in NT dollar, any significant fluctuation to our disadvantage in such exchange rates would have an adverse effect on our financial condition. For example, every 1% depreciation of the U.S. dollar against the NT dollar would result in approximately 0.4 percentage point decrease in our operating margin based on our 2017 results.

Conversely, if the U.S. dollar appreciates significantly versus other major currencies, the demand for the products and services of our customers and for our goods and services will likely decrease, which will negatively affect our revenue. Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a further discussion on the possible impact of other market factors on our results of operations.

Our failure to comply with applicable laws and regulations material to our operations such as export control, environmental and climate related laws and regulations, or the inability to timely obtain requisite approvals necessary for the conduct of our business, such as fab land and construction approvals, could harm our business and operational results or subject us to potential significant legal liability.

Because we engage in manufacturing activities in multiple jurisdictions and conduct business with our customers located worldwide, such activities are subject to a myriad of governmental regulations. For example, the manufacturing, assembling and testing of our products require the use of metals, chemicals, and materials that are subject to environmental, climate-related, health and safety, and humanitarian conflict-free sourcing laws, regulations and guidelines issued worldwide. Our failure to comply with any such laws or regulations, as amended from time to time, and our failure to comply with any information and document sharing requests from the relevant authorities in a timely manner could result in:

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

For further details, please see our compliance record with Taiwan and international environmental and climate related laws and regulations as well as our business continuity management of climate change policy in “Item 4. Information on The Company – Environmental and Climate Related Laws and Regulations”.

Any adverse results of our pending antitrust proceeding or other similar proceedings that we may be subject to could harm our business and operational results or subject us to potential significant legal liability.

We are subject to antitrust laws and regulations in the jurisdictions where we operate our business or sell our products. On September 28, 2017, we were contacted by the European Commission (the “Commission”), which has asked us for information and documents concerning alleged anti-competitive practices in relation to semiconductor sales. We are cooperating with the Commission to provide the requested information and documents. In light of the fact that this proceeding is still in its preliminary stage, it is premature to predict how the case will proceed, the outcome of the proceeding or its impact. Any adverse results of such proceeding or other similar proceedings that we may be subject to could harm our business and distract our management, and thereby have a material adverse effect on our results of operations or prospects, and subject us to potential significant legal liability.

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

The determination of an impairment charge at any given time is based significantly on the projected results of operations over several years subsequent to that time. Consequently, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. See “Item 5. Operating and Financial Reviews and Prospects – Critical Accounting Policies and Judgments” for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.

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

Any amendments to existing tax regulations or the implementation of any new tax laws in the R.O.C., the United States or other jurisdictions in which we operate our business may have an adverse effect on our net income.

While we are subject to tax laws and regulations in various jurisdictions in which we operate or conduct business, our principal operations are conducted in the R.O.C. and we are exposed primarily to taxes levied by the government of the R.O.C. Effective from 2018, the R.O.C. Income Tax Law was amended, which abolished the imputation system, raised the corporate income tax rate from 17% to 20%, and reduced the rate of surtax imposed on unappropriated earnings from 10% to 5%. However, since we are still eligible for a five-year tax exemption for capital investments made in previous years, we do not expect the R.O.C. tax amendment to have a significant impact on our effective tax rate for 2018. See “Item 5. Operating and Financial Reviews and Prospects – Taxation” for further discussion of significant tax regulation changes. However, these assessments on potential impacts are based on our current operations. As such, any future changes in our operations, financial condition or other existing tax regulations or the implementation of any new tax laws in the R.O.C., the United States or other jurisdictions in which we operate our business may have a material adverse effect on our net income.

Fluctuations in inflationary and deflationary expectations and resulting market volatility could negatively affect costs of and demand for our products and services, which may harm our financial results.

The global economy is becoming more vulnerable to sudden unexpected fluctuations in inflationary and deflationary expectations and conditions. Expectations of high inflation and deflation each adversely affects the economy, at both macro and micro levels, by reducing economic efficiency and disrupting investment decisions. For example, recent implementation of “balance sheet normalization” program by the U.S. Federal Reserve and the possible changes in economic, fiscal and/or trade policies in the U.S. have exacerbated fluctuations in inflationary expectations. Such volatility may negatively affect the costs of our operations and the business operations of our customers who may be forced to plan their purchases of our goods and services within an uncertain economy. Therefore, the demand for our products and services could unexpectedly fluctuate severely in accordance with expectations of inflation or deflation as affected by market volatility. Please see “Item 5. Operating and Financial Reviews and Prospects – Inflation & Deflation” for a further discussion.

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

One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund of Taiwan, R.O.C. which owned 6.38% of TSMC’s outstanding shares as of February 28, 2018, had from time to time in the past sold our shares in the form of ADSs in several transactions.

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

Our History and Structure

Our legal and commercial name is台灣積體電路製造股份有限公司 (Taiwan Semiconductor Manufacturing Company Limited). We believe we are currently the world’s largest dedicated foundry in the semiconductor industry. We were founded in 1987 as a joint venture among the R.O.C. government and other private investors and were incorporated in the R.O.C. on February 21, 1987. Our common shares have been listed on the Taiwan Stock Exchange since September 5, 1994, and our ADSs have been listed on the New York Stock Exchange since October 8, 1997.

Our Principal Office

Our principal executive office is located at No. 8, Li-Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. Our telephone number at that office is (886-3) 563-6688. Our web site is www.tsmc.com. Information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

Business Overview of the Company

As a foundry, we manufacture semiconductors using our manufacturing processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of wafer fabrication processes, including processes to manufacture complementary metal oxide silicon (“CMOS”) logic, mixed-signal, radio frequency (“RF”), embedded memory, bipolar complementary metal oxide silicon (“BiCMOS”, which uses CMOS transistors in conjunction with bipolar junction transistor) mixed-signal and other semiconductors. We estimate that our revenue market segment share among total foundries worldwide was 56% in 2017. We also offer design, mask making, bumping, probing, and assembly and testing services.

We believe that our large capacity, particularly for advanced technologies, is a major competitive advantage. Please see “– Manufacturing Capacity and Technology” and “– Capacity Management and Technology Upgrade Plans” for a further discussion of our capacity.

We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor companies, system companies to integrated device manufacturers, including, but not limited to, Advanced Micro Devices, Inc., Bitmain Technologies Limited, Broadcom Limited, Hisilicon Technologies Co., Ltd., Intel Corporation, Marvell Technology Group Ltd., MediaTek Inc., NVIDIA Corporation, NXP Semiconductors N.V., Qualcomm Inc., Sony Corporation and Texas Instruments Inc. Fabless semiconductor and system companies accounted for approximately 80%, and integrated device manufacturers accounted for approximately 20% of our net revenue in 2017.

Growth Opportunities

In light of the rapid growth in four major markets, namely mobile, high-performance computing, automotive electronics, and IoT, and the fact that focus of customer demand is shifting from process-technology-centric to product-application-centric, we have constructed four different technology platforms to provide customers with the most comprehensive and competitive logic process technologies, specialty technologies, intellectual properties, and packaging and testing technologies to shorten customers’ time-to-design and time-to-market.

Mobile platform: We offer leading process technologies such as 7-nanometer Fin Field-Effect Transistor (“FinFET”), 10-nanometer FinFET, 16-nanometer FinFET Plus (“16FF+”) technology, and 20-nanometer system-on-chip (“SoC”) logic process technologies, as well as comprehensive intellectual properties for premium product applications to further enhance chip performance, reduce power consumption, and decrease chip size. For low-end to high-end product applications, we offer leading process technologies such as 12-nanometer FinFET compact technology (“12FFC”), 16-nanometer FinFET compact technology (“16FFC”), 28-nanometer high performance compact (“HPC”), 28-nanometer high performance mobile compact plus (“28HPC+”), and 22-nanometer ultra-low power (“22ULP”) logic process technologies, in addition to comprehensive intellectual properties, to satisfy customer needs for high-performance and low-power chips. Furthermore, for premium, high-end, mid-end, and low-end product applications, we also offer the most competitive, leading-edge specialty technologies, including radio frequency (“RF”), embedded flash memory, emerging memory technologies, power management, sensors, and display chips as well as advanced packaging technologies such as the leading integrated fan-out (“InFO”) technology.

High-performance computing platform: We provide customers with leading process technologies such as 7-nanometer FinFET and 16-nanometer FinFET(“16FF”), as well as comprehensive intellectual properties, including high-speed interconnect intellectual properties, to meet customers’ high-performance computing and communication requirements. We also offer multiple advanced packaging technologies such as chip on wafer on substrate (“CoWoS®”) and three-dimensional integrated circuits technologies to enable homogeneous and heterogeneous chip integration to meet customers’ performance, power, and system footprint requirements. We will continue to optimize our high-performance computing platform offerings to help customers capture market growth driven by data explosion and application innovation.

Automotive electronics platform: We offer leading 7-nanometer FinFET, 16FF, 28-nanometer, and 40-nanometer logic process technologies, various leading and competitive specialty technologies in RF, embedded flash memory, sensors, multiple power management technologies that pass the AEC-Q100 qualifications.

Internet of things (“IoT”) platform: We provide industry’s leading and comprehensive ultra-low power technology platform to support innovations for IoT and wearable applications. Our leading offerings, including 55-nanometer ULP, 40-nanometer ULP, 28-nanometer ULP, 22-nanometer ULP/ultra-low leakage (“ULL”), have been widely adopted by various IoT and wearable applications. We extend our offering with Near Threshold Voltage (“NVT”) technology for extreme low power applications. We also offer the most competitive and leading-edge specialty technologies in RF, embedded flash memory, emerging memory, sensors, and display chips, as well as multiple advanced packaging technologies including leading InFO technology.

Our Semiconductor Facilities

We currently operate one 150mm wafer fab, six 200mm wafer fabs, four 300mm wafer fabs, and three advanced backend fabs. Our corporate headquarters and seven of our fabs are located in the Hsinchu Science Park, one fab is located in the Central Taiwan Science Park, three fabs are located in the Southern Taiwan Science Park, one fab is located in the United States, one fab is located in Shanghai, and one fab is located in Nanjing. Our corporate headquarters and our seven fabs in Hsinchu occupy parcels of land of a total of approximately 627,111 square meters. We have leased these parcels from the Hsinchu Science Park Administration in Hsinchu under agreements that will be up for renewal between May 2019 and March 2037. We have leased from the Central Taiwan Science Park Administration a parcel of land of approximately 564,619 square meters for our Taichung fabs under agreements that will be up for renewal between September 2029 and December 2034. We have leased from the Southern Taiwan Science Park Administration approximately 1,189,885 square meters of land for our fabs in the Southern Taiwan Science Park under agreements that will be up for renewal between April 2018 and July 2037. We also own approximately 143,215 square meters of land located in Miaoli, Taiwan. WaferTech, LLC (“WaferTech”) owns a parcel of land of approximately 1,052,186 square meters in the State of Washington in the United States, where the WaferTech fab and related offices are located. TSMC China owns the land use rights of 369,087 square meters of land in Shanghai, where Fab 10 and related offices are located. TSMC Nanjing owns the land use rights of 453,401 square meters of land in Nanjing, where Fab 16 and related offices are located. Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs.

Semiconductor Manufacturing Capacity and Technology

We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers or third party designers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net revenue of advanced semiconductors with a resolution of 28-nanometer and below, and are one of the leaders in the semiconductor manufacturing industry generally. In 2017, we continued volume production of 10-nanometer technology, successfully completed 7-nanometer technology qualification for volume production and started full development of 5-nanometer technology.

The following table lists our fabs and those of our affiliates in operation as of February 28, 2018, together with the year of commencement of commercial production, wafer size and the most advanced technology for volume production:

Fab(1)	Year of commencement of commercial production	Wafer size	The most advanced technology for volume production(2)
2	1990	6-inch	450
3	1995	8-inch	150
5	1997	8-inch	150
6	2000	8-inch	110
8	1998	8-inch	110
10	2004	8-inch	150
11	1998	8-inch	150
12	2001	12-inch	10
14	2004	12-inch	16
15	2012	12-inch	10

(1)	Fabs 2, 3, 5, 8 and Fab 12 are located in Hsinchu Science Park. Fab 6 and Fab 14 are located in the Southern Taiwan Science Park. Fab 15 is located in Central Taiwan Science Park. Fab 10 is located in Shanghai, China and Fab 11 is located in the Washington State, United States.
(2)	In nanometers, as of 2017 year-end.

In 2017, our annual capacity (in 12-inch equivalent wafers) was approximately 11 million wafers, compared to approximately 10 million wafers in 2016. This increase was primarily from the expansion of our 10-nanometer advanced technology.

Capacity Management and Technology Upgrade Plans

We manage our overall capacity and technology upgrade plans based on long term market demand forecast for our products and services. According to our current market demand forecast, we intend to maintain the strategy of expanding manufacturing capacity and upgrading manufacturing technologies to meet both the fabrication and the technology needs of our customers.

Our capital expenditures in 2015, 2016 and 2017 were NT$257,517 million, NT$328,045 million, and NT$330,588 million (US$10,859 million, translated from a weighted average exchange rate of NT$30.45 to US$1.00), respectively. Our capital expenditures in 2018 are expected to be between US$10.5 billion to US$11 billion, which, depending on market conditions, may be adjusted later. Our capital expenditures for 2015, 2016 and 2017 were funded by operating cash flow. Our capital expenditures for 2018 are expected to be funded primarily by our operating cash flow. In 2018, we anticipate our capital expenditures to focus primarily on the following:

•	installing and expanding capacity, mainly for 7-nanometer node and below;

•	expanding buildings/facilities for Fab 15 and establishing Fab 18 in Southern Taiwan Science Park;

•	research and development projects for new process technologies; and

•	expanding capacity for backend and mask operations.

These investment plans are still preliminary and may change according to market conditions.

Markets and Customers

The primary customers of our foundry services are fabless semiconductor companies, system companies and integrated device manufacturers. The following table presents the breakdown of net revenue, including foundry services and others, by type of customers during the last three years:

	Year ended December 31,
	2015		2016		2017
Customer Type	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
Fabless semiconductor companies/system companies	686,508	81.4%	788,596	83.2%	784,598	80.3%
Integrated device manufacturers	155,685	18.4%	158,813	16.7%	191,965	19.6%
Others	1,304	0.2%	529	0.1%	884	0.1%

Total	843,497	100.0%	947,938	100.0%	977,447	100.0%

In terms of customer type, the increase in our net revenue from 2016 to 2017 was mainly attributed to an increase in orders from integrated device manufacturers of NT$33,152 million, or a 21% year-over-year increase. The increase in our net revenue from 2015 to 2016 was mainly attributed to an increase in orders from fabless semiconductor companies/system companies of NT$102,088 million, or a 15% year-over-year increase.

We categorize our net revenue mainly based on the country in which the customer is headquartered, which may be different from the net revenue for the countries to which we actually sell or ship our products or different from where products are actually ordered. Under this approach, the following table presents a regional geographic breakdown of our net revenue during the last three years:

	Year ended December 31,
	2015		2016		2017
Region	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
North America	572,557	67.9%	615,925	65.0%	624,302	63.8%
China	67,662	8.0%	85,029	9.0%	113,127	11.6%
Asia Pacific(1)	99,247	11.8%	139,911	14.7%	104,304	10.7%
EMEA(2)	57,065	6.7%	58,042	6.1%	68,538	7.0%
Japan	46,966	5.6%	49,031	5.2%	67,176	6.9%

Total	843,497	100.0%	947,938	100.0%	977,447	100.0%

(1)	China and Japan are excluded from Asia Pacific.
(2)	EMEA stands for Europe, Middle East, and Africa.

In 2017, our net revenue increased by NT$29,509 million from 2016, which was mainly due to an increase in orders from China of NT$28,098 million, or a 33% year-over-year increase, from Japan of NT$18,145 million, or a 37% year-over-year increase, and from EMEA of NT$10,496 million, or an 18% year-over-year increase. The increase was partially offset by a decrease in orders from Asia Pacific of NT$35,607 million, or a 25% year-over-year decrease. In 2016, our net revenue increased by NT$104,441 million from 2015, which was mainly attributed to an increase in orders from North America of NT$43,368 million, or an 8% year-over-year increase, from Asia Pacific of NT$40,664 million, or a 41% year-over-year increase, and from China of NT$17,367 million, or a 26% year-over-year increase.

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

Commitments by Customers. Because of the fast-changing technology and functionality in semiconductor design, foundry customers generally do not place purchase orders far in advance to manufacture a particular type of product. However, we would engage in discussions with customers regarding their expected manufacturing requirements in advance of the placement of purchase orders.

Some of our customers have entered into arrangements with us to ensure that they have access to specified capacity. These arrangements are mostly in the form of deposit agreements, and advanced cash deposits are made by customers for specified capacity at our fabs. Deposits are generally refunded when the terms and conditions set forth in the deposit agreements are satisfied and shipments have been made. As of December 31, 2017, we held approximately US$450 million of deposit from customers to reserve future capacity. See note 22 to our consolidated financial statements for further information.

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

Fabrication Processes. We manufacture semiconductors using the CMOS and the BiCMOS processes. The CMOS process is currently the dominant semiconductor manufacturing process. The BiCMOS process combines the high speed of the bipolar circuitry and the low power consumption and high density of the CMOS circuitry. We use the CMOS process to manufacture logic semiconductors, mixed-signal/radio frequency semiconductors, which combine analog and digital circuitry in a single semiconductor, micro-electro-mechanical-system (“MEMS”), which combines micrometer featured mechanical parts, analog and digital circuitry in a single semiconductor, and embedded memory semiconductors, which combine logic and memory in a single semiconductor. The BiCMOS process is used to make high-end mixed-signal and other types of semiconductors.

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

Computer. Semiconductors for computer applications are mainly used in personal computers and servers. Computer semiconductor products include, among others, central processing unit (CPU), graphic processing unit (GPU), hard disk drive controller and application specific integrated circuits (“ASICs”) for machine learning, blockchain, and cryptocurrency mining.

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

The following table presents a breakdown of our net revenue during the last three years by application type:

	Year ended December 31,
	2015		2016		2017
Application Type	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
Communication	511,958	60.7%	587,202	61.9%	576,513	59.0%
Computer	66,270	7.9%	75,033	7.9%	94,181	9.6%
Consumer	67,556	8.0%	88,007	9.3%	79,289	8.1%
Industrial/Standard	197,713	23.4%	197,696	20.9%	227,464	23.3%

Total	843,497	100.0%	947,938	100.0%	977,447	100.0%

In terms of the products made for different applications, the increase in our net revenue from 2016 to 2017 mainly came from products for industrial/standard applications of NT$29,768 million, or a 15% year-over-year increase, and from products for computer applications of NT$19,148 million, or a 26% year-over-year increase, primarily driven by cryptocurrency mining. The increase in our net revenue from 2015 to 2016 mainly came from products for communication applications of NT$75,244 million, or a 15% year-over-year increase, and from products for consumer applications of NT$20,451 million, or a 30% year-over-year increase.

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

For years, we and our alliance partners have spent considerable effort, time and resources to build our technology platforms. We unveiled an Open Innovation Platform® (“OIP”) initiative in 2008 to further enhance our technologies offerings. More OIP deliverables were introduced over the years, as well as in 2017. In the design methodology area, we announced the release of 7-nanometer FinFET, 12-nanometer FinFET (“12FF”) reference flows for both full-chip and intellectual property design, as well as 3-Dimensional Integrated Circuit (“3DIC”) design enablement platform solutions.

Multi-project Wafers Program (“CyberShuttle®”). To help our customers reduce costs, we offer a dedicated multi-project wafer processing service that allows us to provide multiple customers with circuits produced with the same mask. This program reduces mask costs by a very significant amount, resulting in accelerated time-to-market for our customers. We have extended this program to all of our customers and library and intellectual property partners using our broad selection of process technologies, ranging from the latest 7-, 12-, 16-, 22-, 28-, 40-, 45-, 55-, 65- and 90-nanometer processes to 0.13-, 0.18-, 0.25-, 0.35- and 0.5-micron. This extension offers a routinely scheduled multi-project wafer run to customers on a shared-cost basis for prototyping and verification.

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

Research and Development

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the introduction of new technologies to meet customers’ demands and in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and to maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$65,545 million, NT$71,208 million, and NT$80,733 million (US$2,724 million) in 2015, 2016 and 2017, respectively, on research and development, which represented 7.8%, 7.5% and 8.2% of our net revenue, respectively. We plan to continue to invest significant amounts on research and development in 2018, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have allowed us to provide our customers access to certain advanced process technologies, such as 28-, 20-, 16- and 10-nanometer technology for volume production, prior to the implementation of those advanced process technologies by many integrated device manufacturers and our competitors. In addition, we expect to advance our process technologies further down to 7- and 5-nanometer and below in the coming years to maintain our technology leadership. We will also continue to invest in research and development for our mature technologies offerings to provide function-rich process capabilities to our customers. Our research and development efforts are divided into centralized research and development activities and research and development activities undertaken by each of our fabs. Our centralized research and development activities are principally directed toward developing new logic, system-on-chip (“SOC”), derivatives and package/system-in-package (“SIP”) technologies, and cost-effective 3D wafer level system integration solutions, including Integrated Fan-Out (“InFO”) and Chip-on-Wafer-on-Substrate (“CoWoS®”) technologies. Fab-related research and development activities mostly focus on upgrading the manufacturing process technologies.

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

Competition

We compete internationally and domestically with foundry service providers, as well as with a number of integrated device manufacturers. We compete primarily on process technologies, manufacturing excellence, customer trust and service quality, such as earlier technology readiness, better quality, faster yield improvement and shorter cycle time. The level of competition varies with the process technologies involved. For example, in more mature technologies, competitors tend to be numerous with specialized application offered. Some companies compete with us in selected geographic regions or niche application markets. In recent years, substantial investments have been made by others to establish new foundry capacities worldwide, or to transform certain manufacturing operations of integrated device manufacturers into foundry capacities.

Equipment

The quality and technology of the equipment used in the semiconductor manufacturing process are important in that they effectively define the limits of our process technologies. Advances in process technologies cannot be brought about without commensurate advances in equipment technology. To accelerate the development of next-generation lithographic technology, TSMC joined the Customer Co-Investment Program of ASML Holding N.V. (“ASML”) in August 2012. As part of this program, TSMC and ASML signed a research and development funding agreement whereby TSMC provided EUR276 million to ASML’s research and development programs from 2013 to 2017.

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

Raw Materials

Our manufacturing processes use many raw materials, primarily silicon wafers, chemicals, gases and various types of precious metals. Raw materials costs constituted 10.5%, 10.6% and 12.0% of our net revenue in 2015, 2016 and 2017, respectively. Although most of our raw materials are available from multiple suppliers, some materials are purchased through sole-sourced vendors. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material whenever possible so that a quality or delivery problem with any one vendor will not adversely affect our operations. The quality and delivery performance of each vendor is evaluated quarterly and quantity allocations are adjusted for subsequent periods based on the evaluation.

The most important raw material used in our production is silicon wafers, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Formosa SUMCO Technology Corporation of Taiwan, GlobalWafers of Taiwan, Shin-Etsu Handotai of Japan, Siltronic AG of Germany, and SUMCO Corporation of Japan. Together they supplied approximately 95.5%, 94.7% and 92.9% of our total wafer needs in 2015, 2016 and 2017, respectively. The recent increase in silicon wafer prices due to increased demand for such wafers across the industry had a negative impact on our gross margin in 2017 and the trend is expected to continue in 2018. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of wafers. In order to secure a reliable and flexible supply of high quality wafers, we have entered into long-term agreements and intend to continue to develop strategic relationships with major wafer vendors to cover our anticipated wafer needs for future years. Also, we actively address supply chain issues and bring together fab operations, materials management, quality system and risk management teams to mitigate potential supply chain risks and enhance supply chain agility. This taskforce works with our primary suppliers to review their business continuity plans, qualify their dual-plant materials, prepare safety inventories, improve the quality of their products and manage the supply chain risk of their suppliers. Please see “Item 3. Key Information – Risk Factors – Risks Relating to Our Business” for a discussion of the risk related to raw materials.

Environmental and Climate Related Laws and Regulations

The semiconductor production process generates gaseous chemical wastes, greenhouse gases (GHG), liquid wastes, wastewater and other industrial wastes in various stages of the manufacturing process. We have installed in our fabs various types of pollution control equipment for the treatment of gaseous and liquid chemical wastes and wastewater, equipment for GHG emission reduction and equipment for the recycling of used chemicals and treated water. Operations at our fabs are subject to regulations and periodic monitoring by the R.O.C. Environmental Protection Administration, the U.S. Environmental Protection Agency and the State Environmental Protection Administration of China, and local environmental protection authorities in Taiwan, the U.S. and China.

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

Risk Management

We employ an enterprise risk management system to integrate the prevention and control of risk. We have also prepared emergency response, crisis management and business continuity plans to respond to natural disasters and other disruptive events such as cyber attacks that could interrupt the operation of our business. These plans have been developed in order to prevent or reduce the loss of personnel or damage to our facilities, equipment and machinery caused by natural disasters and other disruptive events. We also maintain insurance with respect to our facilities, equipment and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks, including fire, typhoons, earthquakes and other risks generally up to the respective policy limit for their replacement values and lost profits due to business interruption. In addition, we have insurance policies covering losses with respect to the construction of all our fabs. Equipment and inventories in transit are also insured. No assurance can be given, however, that insurance will fully cover any losses and our emergency response plans will be effective in preventing or reducing losses in the future.

For further information, please see detailed risk factors related to the impact of climate change regulations and international accords, and natural disasters on our operations in “Item 3. Key Information – Risk Factors – Risks Relating to Our Business”.

Our Subsidiaries and Affiliates

Vanguard International Semiconductor Corporation (“VIS”). In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated dynamic random access memory (“DRAM”) manufacturer. VIS commenced volume commercial production in 1995 and listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange) in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 28, 2018, we owned approximately 28.3% of the equity interest in VIS. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

WaferTech. In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. As of February 28, 2018, we owned 100% of the equity interest in WaferTech.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Koninklijke Philips NV (“Philips”) and EDB Investment Pte. Ltd. to found a joint venture, SSMC, and build a fab in Singapore. The SSMC fab commenced production in December 2000. As of February 28, 2018, we owned approximately 38.8% of the equity interest in SSMC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

Global Unichip Corporation (“GUC”). In January 2003, we acquired a 52.0% equity interest in GUC, a System-on-Chip (SoC) design service company that provides large scale SoC implementation services. GUC has been listed on Taiwan Stock Exchange since November 3, 2006. As of February 28, 2018, we owned approximately 34.8% of the equity interest in GUC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

TSMC China. In August 2003, we established TSMC China (of which the manufacturing entity is Fab 10), a wholly-owned subsidiary primarily engaged in the manufacture and sale of integrated circuits. TSMC China commenced production in late 2004.

VisEra Technologies Company, Ltd. (“VisEra Technologies”). In October 2003, we and OmniVision Technologies Inc. (“OVT”), entered into an agreement to form VisEra Technologies, a joint venture in Taiwan, for the purpose of providing back-end manufacturing service. On November 20, 2015, we obtained an additional 42.7% beneficial equity interest in VisEra Technologies from OVT when OVT was acquired by a Chinese consortium. As of February 28, 2018, we owned approximately 86.9% of the equity interest in VisEra Technologies.

Xintec, Inc. (“Xintec”). In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Since June 2013, we no longer consolidated Xintec in our financial statements as the number of our appointed directors on Xintec’s board comprised less than a majority. In March 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. As of February 28, 2018, we owned approximately 40.9% of the equity interest in Xintec. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

TSMC Nanjing. In May 2016, we established TSMC Nanjing (of which the manufacturing entity is Fab 16), a wholly-owned subsidiary that will primarily engage in the manufacture and sale of integrated circuits, to help us meet the strong demands for advanced technologies from the China market and to further increase our access to business opportunities in China. TSMC Nanjing is scheduled to commence mass production in May 2018.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEWS AND PROSPECTS

Overview

We manufacture a variety of semiconductors based on designs provided by our customers. Our business model is commonly called a “dedicated semiconductor foundry.” As the leader of the foundry segment, our net revenue and net income attributable to shareholders of the parent were NT$843,497 million and NT$302,851 million in 2015, NT$947,938 million and NT$331,714 million in 2016, and NT$977,447 million (US$32,977 million) and NT$344,998 million (US$11,640 million) in 2017, respectively. Our net revenue in 2016 increased by 12.4% compared to 2015, mainly attributed to strong demand for 16-nanometer products, and NT dollar depreciation. Our net revenue in 2017 increased by 3.1% compared to 2016, mainly due to the introduction of 10-nanometer products, the continuing strong demand for 16-nanometer products, partially offset by NT dollar appreciation.

The principal source of our revenue is wafer fabrication, which accounted for approximately 89% of our net revenue in 2017. The rest of our net revenue was mainly derived from packaging and testing services, mask making, design, and royalty income. Starting in 2017, revenue from packaging and testing services is reclassified from wafer revenue to non-wafer revenue. Therefore, our non-wafer revenue increased to over 10% of our net revenue in 2017. Factors that significantly impact our revenue include:

•	worldwide demand and capacity supply for semiconductor products;

•	pricing;

•	capacity utilization;

•	availability of raw materials and supplies;

•	technology migration; and

•	fluctuation in foreign currency exchange rate.

While the above factors are significant factors, four of which are elaborated as follows:

Pricing. We establish pricing levels for specific periods of time with our customers, some of which are subject to adjustment during the course of that period to take into account market developments and other factors. We believe that customers find value in our flexible manufacturing capabilities, focus on customer service and timely delivery of high yield products, and this value is reflected in our pricing. Our pricing enables us to continue to invest significantly in research and development to deliver ever-improving products to our customers.

Production Capacity. We currently own and operate our semiconductor manufacturing facilities. The aggregate production capacity had been expanded from approximately 9 million 12-inch equivalent wafers in 2015, to approximately 10 million in 2016 and approximately 11 million in 2017.

Technology Migration. Our operation utilizes a variety of process technologies, ranging from mature process technologies of 0.25 micron or above circuit resolutions to advanced process technologies of 10-nanometer circuit resolutions. The table below presents a breakdown of wafer revenue by circuit resolution during the last three years:

	Year ended December 31,
	2015	2016	2017
Resolution	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)
10-nanometer	—	—	10%
16/20-nanometer	20%	28%	25%
28-nanometer	28%	26%	23%
40/45-nanometer	14%	14%	12%
65-nanometer	12%	11%	10%
90-nanometer	7%	5%	4%
0.11/0.13 micron	2%	2%	3%
0.15/0.18 micron	12%	10%	10%
≥0.25 micron	5%	4%	3%
Total	100%	100%	100%

(1)	The figure represents wafer revenue from a certain technology as a percentage of the total wafer revenue. Starting in 2017, revenue from packaging and testing services is reclassified from wafer revenue to non-wafer revenue. The above breakdown by circuit resolution for 2015 and 2016 has been reclassified on the same basis.

In 2017, the 10-nanometer revenue reached 10% of total wafer revenue. The combined 16/20-nanometer revenue represented 25% of total wafer revenue. Advanced technologies accounted for 58% of total wafer revenue, up from 54% in 2016.

In 2016, the combined 16/20-nanometer revenue represented 28% of total wafer revenue, up from 20% in 2015. Advanced technologies accounted for 54% of total wafer revenue, up from 48% in 2015.

Foreign Currency Exchange Rate. More than 90% of our sales are denominated in U.S. dollars while we publish our financial statements in NT dollars. As a result, fluctuations in exchange rates of NT dollar against U.S. dollar would have a significant impact on our reported revenue. NT dollar depreciation from 2015 to 2016 had a favorable effect on our revenue, with weighted average exchange rates of NT dollar per U.S. dollar depreciating from NT$31.70 in 2015 to NT$32.21 in 2016. On the other hand, the NT dollar appreciation from 2016 to 2017 had an unfavorable effect on our revenue, with weighted average exchange rates of NT dollar per U.S. dollar appreciating from NT$32.21 in 2016 to NT$30.45 in 2017.

Critical Accounting Policies and Judgments

Summarized below are our accounting policies that we believe are important to the portrayal of our financial results and also involve the need for management to make estimates about the effect of matters that are uncertain in nature. Actual results may differ from these estimates, judgments and assumptions. Certain accounting policies are particularly critical because of their significance to our reported financial results and the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments made by us in preparing our financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes, which are included in this annual report.

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

We record a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms, and we periodically review the adequacy of the estimation used. However, because of the inherent nature of estimates, actual returns and allowances could be different from our estimates. If the actual returns are greater than our estimated amount, we could be required to record an additional provision, which would have a negative impact on our recorded revenue and gross margin. For further information, please refer to note 19 to the consolidated financial statements.

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

Realization of Deferred Income Tax Assets. When we have temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We generally recognize deferred tax assets to the extent that it is probable that sufficient taxable income will be available in the future to utilize such assets. The income tax benefit or expense is recorded when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the temporary differences may be utilized. Specifically, our realization of deferred income tax assets is impacted by our expected future revenue growth and profitability, tax holidays, Alternative Minimum Tax (“AMT”), the surtax imposed on unappropriated earnings and the amount of tax credits that can be utilized within the statutory period. In determining the amount of deferred tax assets as of December 31, 2017, we considered past performance, the general outlook of the semiconductor industry, business conditions, future taxable income and prudent and feasible tax planning strategies.

Because the determination of the amount of realization of the deferred tax assets is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the realization of the deferred tax assets that we have recorded. As of December 31, 2016 and 2017, the deferred tax assets were NT$8,271 million and NT$12,106 million (US$408 million), respectively. The deferred tax assets increased by NT$3,835 million in 2017, mainly due to depreciation of certain fixed assets that resulted in temporary differences between the carrying value of these fixed assets and their tax basis, which differences may be deductible for tax purposes in the future.

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

For purposes of evaluating the recoverability of tangible and intangible assets other than goodwill, assets purchased for use in the business but subsequently determined to have no future economic benefits are written down to their recoverable amount. In 2015, an impairment loss of NT$2,604 million was recorded. No impairment loss was recorded in 2016 and 2017. The impairment loss in 2015 was mainly attributed to a loss of NT$2,345 million upon cessation of TSMC Solar Ltd.’s (“TSMC Solar’s”) operations in the third quarter of 2015. As of December 31, 2016 and 2017, net tangible and intangible assets amounted to NT$1,006,385 million and NT$1,071,069 million (US$36,135 million), respectively.

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

Goodwill recorded mainly from the acquisition of TSMC-Acer and WaferTech is evaluated for impairment on an annual basis. For the years ended December 31, 2015 and 2016, we did not recognize any impairment loss on goodwill. For the year ended December 31, 2017, we assessed goodwill impairment and recognized an impairment loss of NT$14 million (US$0.5 million) related to a subsidiary whose operating results were lower than expected and the recoverable amount of the goodwill recorded was nil. As of December 31, 2016 and 2017, goodwill amounted to NT$6,008 million and NT$5,649 million (US$191 million), respectively. The change in the NT dollar amount of goodwill was due to the impairment loss and changes in the exchange rate between NT dollar and U.S. dollar.

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

We did not record any impairment loss in 2015, 2016 and 2017. As of December 31, 2016 and 2017, investments accounted for using equity method amounted to NT$19,585 million and NT$17,732 million (US$598 million), respectively.

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

We have experienced declines in the fair value of certain privately held investments, publicly traded securities and mutual funds and recorded impairment loss of NT$155 million, NT$122 million and NT$30 million (US$1 million) in 2015, 2016 and 2017, respectively. While we have recognized all declines that are currently believed to be significant or prolonged as a charge to income, adverse changes in market conditions or poor operating results of underlying investments could result in further losses in future periods. As of December 31, 2016 and 2017, available-for-sale financial assets amounted to NT$71,891 million and NT$98,248 million (US$3,315 million), respectively. The change in the amount of available-for-sale financial assets was mainly due to increase in the investment of fixed income securities.

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

As of December 31, 2016 and 2017, the net defined benefit liability was NT$8,551 million and NT$8,851 million (US$299 million), respectively.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of profit or loss and other comprehensive income, expressed in each case as a percentage of net revenue:

	For the year ended December 31,
	2015	2016	2017
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	(51.3)%	(49.9)%	(49.4)%
Gross profit	48.7%	50.1%	50.6%
Operating expenses
Research and development	(7.8)%	(7.5)%	(8.2)%
General and administrative	(2.0)%	(2.1)%	(2.2)%
Marketing	(0.7)%	(0.6)%	(0.6)%
Total operating expenses	(10.5)%	(10.2)%	(11.0)%
Other operating income and expenses, net	(0.3)%	0.0%	(0.2)%
Income from operations	37.9%	39.9%	39.4%
Income before income tax	41.5%	40.7%	40.5%
Income tax expense	(5.6)%	(5.7)%	(5.2)%
Net income	35.9%	35.0%	35.3%
Other comprehensive loss for the year, net of income tax	(1.7)%	(1.2)%	(2.9)%
Total comprehensive income for the year	34.2%	33.8%	32.4%
Net income attributable to shareholders of the parent	35.9%	35.0%	35.3%
Net income (loss) attributable to non-controlling interests	(0.0)%	0.0%	0.0%

Year to Year Comparisons

Net Revenue and Gross Margin

	For the year ended December 31,
	2015	2016	% Change in NT$ from 2015	2017		% Change in NT$ from 2016
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Net revenue	843,497	947,938	12.4%	977,447	32,977	3.1%
Cost of revenue	(433,117)	(473,077)	9.2%	(482,616)	(16,282)	2.0%

Gross profit before realized (unrealized) gross profit on sales to associates	410,380	474,861	15.7%	494,831	16,695	4.2%
Realized (unrealized) gross profit on sales to associates	15	(29)	(293.3)%	(5)	—	(82.8)%

Gross profit	410,395	474,832	15.7%	494,826	16,695	4.2%

Gross margin percentage	48.7%	50.1%	—	50.6%	50.6%	—

Net Revenue

Our net revenue in 2017 increased by 3.1% from 2016, which was mainly attributed to 8.8% increase in wafer shipments, partially offset by 5.5% appreciation in NT dollar against US dollar. We shipped approximately 10.4 million 12-inch equivalent wafers in 2017 compared to 9.6 million in 2016. Meanwhile, 10-nanometer accounted for 10% of our total wafer revenue in 2017.

Our net revenue in 2016 increased by 12.4% from 2015, which was mainly attributed to 9.6% increase in wafer shipments and 1.6% from NT dollar depreciation. We shipped approximately 9.6 million 12-inch equivalent wafers in 2016 compared to 8.8 million in 2015. 16/20-nanometer accounted for 28% of our total wafer revenue in 2016 compared to 20% in 2015.

Gross Margin

Our gross margin fluctuates with the level of capacity utilization, price change, cost improvement, product mix and exchange rate, among other factors. Furthermore, our gross margin would be negatively impacted in the year when a new technology is introduced.

In 2017, our gross margin increased to 50.6% of net sales from 50.1% in 2016, mainly attributed to continuing cost improvement and higher capacity utilization, partly offset by an unfavorable exchange rate. We started shipment of 10-nanometer products in 2017, and our gross margin in 2017 was diluted by about 2 percentage points from 10-nanometer products.

In 2016, our gross margin increased to 50.1% of net sales from 48.7% in 2015, primarily due to continuing cost reduction efforts and a favorable exchange rate. While the gross margin of 16-nanometer products improved to close to corporate average by the second half of 2016, our gross margin in 2016 was diluted by about 1 percentage point from 16-nanometer products.

Operating Expenses

	For the year ended December 31,
	2015	2016	% Change in NT$ from 2015	2017		% Change in NT$ from 2016
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Research and development	65,545	71,208	8.6%	80,733	2,724	13.4%
General and administrative	17,257	19,795	14.7%	21,197	715	7.1%
Marketing	5,665	5,901	4.2%	5,972	202	1.2%

Total operating expenses	88,467	96,904	9.5%	107,902	3,641	11.3%

Percentage of net revenue	10.5%	10.2%	—	11.0%	11.0%	—
Other operating income and expenses, net	(1,880)	30	—	(1,365)	(46)	(4,650.0)%
Income from operations	320,048	377,958	18.1%	385,559	13,008	2.0%

Operating Margin	37.9%	39.9%	—	39.4%	39.4%	—

Operating expenses increased by NT$10,998 million in 2017, or 11.3%, following an increase of NT$8,437 million in 2016, or 9.5%, from NT$88,467 million in 2015.

Research and Development Expenses

We remain strongly committed to being the leader in advanced process technologies development. We believe that continuing investment in process technologies is essential for us to remain competitive in the markets we serve.

Research and development expenditures increased by NT$9,525 million in 2017, or 13.4%, from NT$71,208 million in 2016, after an increase of NT$5,663 million in 2016, or 8.6%, from NT$65,545 million in 2015. The increases were mainly due to a higher level of research activities for 5-nanometer and 7-nanometer process technologies in 2017, as we continue to advance to smaller processing nodes, partially offset by a lower level of research activities for 10-nanometer in 2017 compared to 2016. While in 2016, we had a higher level of research activities for 7-nanometer and a lower level of research activities for 10-nanometer compared to 2015.

We plan to continue our investment in technology research and development in 2018.

General and Administrative and Marketing Expenses

General and administrative, and marketing expenses in 2017 increased by NT$1,473 million, or 5.7%, from 2016, mainly reflecting higher fab opening expenses for 7-nanometer.

General and administrative, and marketing expenses in 2016 increased by NT$2,774 million, or 12.1%, from 2015, primarily driven by higher fab opening expenses for 10-nanometer and higher employee profit sharing expenses and bonus due to higher net income.

Other Operating Income and Expenses

Net other operating income and expenses in 2017 decreased by NT$1,395 million from 2016 to a net loss of NT$1,365 million, mainly reflecting a disposal loss of property, plant and equipment of NT$1,098 million, which was a one-off loss resulting from disposal of certain obsolete equipment.

Net other operating income and expenses in 2016 increased by NT$1,910 million from 2015 to a net gain of NT$30 million, mainly due to the absence of impairment losses on property, plant and equipment and intangible assets compared to 2015, when the amount was NT$2,604 million in 2015, and lower gain on disposal of property, plant and equipment by NT$387 million, which was NT$47 million in 2016 compared to NT$434 million in 2015. For further details concerning the impairment losses in 2015, including the cessation of TSMC Solar, please see “Item 5. Operating and Financial Reviews and Prospects – Critical Accounting Policies and Judgments – Impairment of Tangible and Intangible Assets Other than Goodwill” for further details.

Non-Operating Income and Expenses

	For the year ended December 31,
	2015	2016	% Change in NT$ from 2015	2017		% Change in NT$ from 2016
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Share of profits of associates and joint venture	4,196	3,458	(17.6)%	3,015	102	(12.8)%
Other income	4,751	6,455	35.9%	9,610	324	48.9%
Foreign exchange gain (loss), net	2,481	1,161	(53.2)%	(1,509)	(51)	(230.0)%
Finance costs	(3,190)	(3,306)	3.6%	(3,330)	(112)	0.7%
Other gains and losses	22,192	196	(99.1)%	2,817	95	1,337.2%

Net non-operating income	30,430	7,964	(73.8)%	10,603	358	33.1%

Net non-operating income in 2017 increased by NT$2,639 million, or 33.1%, from NT$7,964 million in 2016, mainly due to higher interest income of NT$3,147 million and higher gain on financial instruments at fair value through profit or loss of NT$1,955 million. The increases were partially offset by a foreign exchange loss of NT$1,509 million due to NT dollar’s appreciation against U.S. dollar, compared to a foreign exchange gain of NT$1,161 million in 2016.

Net non-operating income in 2016 decreased by NT$22,466 million, or 73.8%, from NT$30,430 million in 2015, primarily attributed to the absence of gain from the disposal of ASML shares, which was NT$22,070 million in 2015.

Income Tax Expense

	For the year ended December 31,
	2015	2016	% Change in NT$ from 2015	2017		% Change in NT$ from 2016
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Income tax expense	(47,645)	(54,125)	13.6%	(51,123)	(1,725)	(5.5)%

Net income	302,833	331,797	9.6%	345,039	11,641	4.0%

Net income attributable to shareholders of the parent	302,851	331,714	9.5%	344,998	11,640	4.0%

Net margin attributable to shareholders of the parent	35.9%	35.0%	—	35.3%	35.3%	—

Income tax expenses decreased by NT$3,002 million in 2017, or 5.5%, from 2016. The decrease was mainly related to lower surtax imposed on unappropriated earnings, partially offset by higher corporate income tax due to higher taxable income.

Income tax expenses increased by NT$6,480 million in 2016, or 13.6%, from 2015. The increase was mainly attributed to higher taxable income.

Liquidity and Capital Resources

Our sources of liquidity include cash flow from operations, cash and cash equivalents, and short-term investments in marketable securities. Issuance of corporate bonds may be another source of fund, if needed.

Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2017 was NT$585,318 million (US$19,747 million), an increase of NT$45,483 million from 2016.

Our cash, cash equivalents and short-term investments in marketable securities increased to NT$649,358 million (US$21,908 million) as of December 31, 2017, from NT$632,110 million as of December 31, 2016 and NT$586,163 million as of December 31, 2015. The short-term investments in marketable securities primarily consisted of fixed income securities and publicly-traded stocks.

We believe that our cash generated from operations, cash and cash equivalents, short-term investments in marketable securities, and ability to access capital market will be sufficient to fund our working capital needs, capital expenditures, debt repayments, dividend payments and other business requirements associated with existing operations over the next 12 months.

	For the year ended December 31,
	2015	2016	2017
	NT$	NT$	NT$	US$
	(in millions)
Net cash generated by operating activities	529,879	539,835	585,318	19,747
Net cash used in investing activities	(217,246)	(395,440)	(336,165)	(11,342)
Net cash used in financing activities	(116,734)	(157,800)	(215,697)	(7,277)
Effect of exchange rate changes and others	8,341	(8,030)	(21,318)	(719)
Net increase (decrease) in cash	204,240	(21,435)	12,138	409

Cash and cash equivalents increased by NT$12,138 million in 2017, following a decrease of NT$21,435 million and an increase of NT$204,240 million in 2016 and 2015, respectively.

Operating Activities

In 2017, we generated NT$585,318 million (US$19,747 million) net cash from operating activities, as compared to NT$539,835 million and NT$529,879 million in 2016 and 2015, respectively. The net cash generated from operating activities was primarily from NT$396,162 million in income before income tax and NT$260,143 million in non-cash depreciation and amortization expenses, partially offset by change in working capital and others of NT$70,987 million. The higher depreciation and amortization expenses in 2017 were mainly attributed to continuing investment in production capacity for advanced technologies.

In 2016, net cash generated from operating activities was primarily from NT$385,922 million in income before income tax and NT$223,828 million in non-cash depreciation and amortization expenses, partially offset by change in working capital and others of NT$69,915 million. The higher depreciation and amortization expenses in 2016 were mainly the result of expansion of production capacity in advanced technologies.

In 2015, net cash generated from operating activities was primarily from NT$350,478 million in income before income tax and NT$222,506 million in non-cash depreciation and amortization expenses, partially offset by change in working capital and others of NT$43,105 million.

Investing Activities

In 2017, net cash used in investing activities was NT$336,165 million (US$11,342 million), as compared to NT$395,440 million and NT$217,246 million in 2016 and 2015, respectively. The primary use of cash in investing activities was for capital expenditures of NT$330,588 million.

In 2016, net cash used in investing activities was primarily for capital expenditures of NT$328,045 million and net purchase of NT$76,756 million in marketable securities primarily in fixed income securities.

In 2015, net cash used in investing activities was primarily for capital expenditures of NT$257,517 million, partially offset by NT$56,176 million of proceeds from sale of ASML shares.

Our capital expenditures for 2017 were primarily related to:

•	installing and expanding capacity, mainly for 10-nanometer and 7-nanometer nodes;

•	expanding buildings/facilities for Fab 15 and a 300mm wafer fab in Nanjing, China;

•	expanding capacity for backend and mask operations; and

•	research and development projects for new process technologies.

Our capital expenditures for 2015, 2016 and 2017 were funded by operating cash flow. The capital expenditures for 2018 are expected to be funded mainly by our operating cash flow. See “Item 3. Risk Factors” section for the risks associated with the inability of raising the requisite funding for our expansion programs. Please also see “Item 4. Information on The Company – Capacity Management and Technology Upgrade Plans” for discussion of our capacity management and capital expenditures.

Financing Activities

In 2017, net cash used by financing activities was NT$215,697 million (US$7,277 million), as compared to net cash used of NT$157,800 million in 2016 and NT$116,734 million in 2015. The net cash used by financing activities in 2017 was mainly for cash dividend payment and repayment of corporate bonds, partially offset by the increase in short-term loans.

In 2016, net cash used by financing activities was NT$157,800 million, as compared to net cash used of NT$116,734 million in 2015. In 2016, cash used by financing activities was mainly for cash dividend payment and repayment of corporate bonds, partially offset by the increase in short-term loans.

In 2015, net cash used by financing activities was mainly for cash dividend payment.

As of December 31, 2017, our short-term loans were NT$63,767 million (US$2,151 million). The short-term loans were denominated in U.S. dollars. As a substantial portion of our receivables was denominated in U.S. dollars, we use short-term loans denominated in U.S. dollars to naturally hedge the fluctuation of foreign exchanges rates. See “Item 11. Quantitative and Qualitative Disclosures about Market Risks” for a discussion of the hedging instruments used. Our aggregate long-term debt was NT$150,201 million (US$5,068 million), of which NT$58,401 million (US$1,971 million) was classified as current. The long-term debt represented long-term corporate bonds with fixed interest rates ranging from 1.23% to 2.10% and tenors ranging from 5 years to 10 years.

Cash Requirements

The following table sets forth the maturity of our long-term debt, including relevant interest payments outstanding as of December 31, 2017:

Long-term debt
(in NT$ millions)
During 2018	60,177
During 2019	36,040
During 2020	32,339
During 2021	3,002
During 2022 and thereafter	22,979

The following table sets forth information on our material contractually obligated payments (including principals and interests) for the periods indicated as of December 31, 2017:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(in NT$ millions)
Short-Term Loans(1)	63,802	63,802	—	—	—
Long-Term Debt(2)	154,537	60,177	68,379	7,778	18,203
Operating Leases(3)	17,197	3,116	3,137	2,038	8,906
Other Obligations(4)	15,774	8,359	7,415	—	—
Capital Purchase or Other Purchase Obligations(5)	272,234	207,459	63,203	665	907
Total Contractual Cash Obligations	523,544	342,913	142,134	10,481	28,016

(1)	The maximum amount and average amount of short-term loans outstanding during the year ended December 31, 2017 were NT$74,148 million and NT$54,605 million, respectively. See note 18 to our consolidated financial statements for further information regarding interest rates and future repayment dates.
(2)	Represents corporate bonds payable. See note 20 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.
(3)	Operating lease obligations are described in note 40 to our consolidated financial statements.
(4)	Other obligations represent refundable customer deposit. See “Item 4. Information on The Company — Commitments by Customers” and note 22 to our consolidated financial statements for further information regarding deposit.
(5)	Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments were not recorded on our statement of financial position as of December 31, 2017, as we had not received related goods or taken title of the property.

During 2017, we used derivative financial instruments to partially hedge the exposures related to foreign-currency denominated receivables or payables and interest rate risk of our fixed income investments. As of December 31, 2017, we anticipated our cash requirements in 2018 for outstanding forward exchange agreements and cross currency swaps of approximately NT$9,648 million, US$2,222 million, and RMB452 million with our expected cash receipts of approximately JPY11,109 million, NT$49,673 million, EUR249 million, RMB3,680 million, and GBP0.4 million. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information regarding our derivative financial instruments transactions. See also note 5 to the consolidated financial statements for our accounting policy of derivative financial instruments, and note 8, note 11 and note 37 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.

Generally, we do not provide letters of credit to, or guarantees for any entity other than our consolidated subsidiaries.

Significant amount of capital is required to build, expand, and upgrade our production facilities and equipment. Our capital expenditures for 2018 are expected to be between US$10.5 billion to US$11 billion, which, depending on market conditions, may be adjusted later.

Taxation

Effective from 2018, the R.O.C. Income Tax Law was amended, which abolished the imputation system, raised the corporate income tax rate from 17% to 20%, and reduced the rate of surtax imposed on unappropriated earnings from 10% to 5%. However, since we are still eligible for five-year tax exemption for capital investments made in previous years, we do not expect the R.O.C. tax amendment to have a significant impact on our effective tax rate for 2018.

We are eligible for five-year tax holidays for income generated from construction and capacity expansions of production facilities according to regulations under the Statute for Upgrading Industries of the R.O.C. The exemption period may begin at any time within five years, as applicable, following the completion of a construction or expansion of production facilities. The Statute for Upgrading Industries expired at the end of 2009. However, under the Grandfather Clause, we can continue to be eligible for five-year tax holidays if the relevant investment plans were approved by R.O.C. tax authority before the expiration of the Statute. Pursuant to the Grandfather Clause, we commenced the exemption period for part of Fab 12 (Phase IV) and part of Fab 14 (Phase III and IV) in 2011, part of Fab 12 (Phase IV) and part of Fab 14 (Phase III to VI) in 2014, and part of Fab 12 (Phase IV to V) and part of Fab 14 (Phase III to IV) in 2015. The aggregate tax benefits of such exemption periods in 2015, 2016 and 2017 were NT$22,144 million, NT$19,595 million and NT$16,901 million (US$570 million), respectively.

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

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Inflation & Deflation

During 2017, neither inflation nor deflation had a material impact on our operations, or the business operations of our customers and suppliers.

However, in light of the uncertain global political and economic outlook, we cannot assure that there will be no significant variations in the future, which may have a material impact on our results of operations. For example, the recent implementation of “balance sheet normalization” program by the U.S. Federal Reserve and the possible changes in economic, fiscal and/or trade policies in the U.S. have exacerbated fluctuations in inflationary expectations. In addition, any increase in electricity and water prices in Taiwan may negatively affect our operating margins, resulting in lower margins on our products and services.

Recent Accounting Pronouncements

Please refer to note 4 to the consolidated financial statements.

Climate Change Related Issues

The manufacturing, assembling and testing of our products require the use of chemicals and materials that are subject to environmental, climate related, health and safety laws and regulations issued worldwide as well as international accords such as the Paris Agreement. Climate change related laws or regulations currently are too indefinite for us to assess the impact on our future financial condition with any degree of reasonable certainty. For example, the Taiwan “Greenhouse Gas Reduction and Management Act” became effective on July 1, 2015. Although certain of its relevant regulations have been promulgated since then, we expect to see more of its relevant regulations be promulgated by the regulators in the future. Also, the R.O.C. legislative authority is reviewing, at all times, various environmental issues to develop laws and regulations relating to environmental protection and climate related changes. The impact of such laws and regulations is indeterminable at the moment. Please see detailed risk factors related to the impact of climate change regulations and international accords in “Item 3. Key Information — Risk Factors — Risks Relating to Our Business”. Please also see our compliance record with Taiwan and international environmental and climate related laws and regulations in “Item 4. Information on The Company — Environmental and Climate Related Laws and Regulations”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

MANAGEMENT

Members of our board of directors are elected by our shareholders. Our board of directors is currently composed of ten directors. Of our current ten directors, five are independent directors. The chairman of the board of directors is elected by the directors. The chairman of the board of directors presides at all meetings of the board of directors, and also has the authority to act as our representative. The term of office for directors is three years.

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

Pursuant to the R.O.C. Company Act, a person may serve as our director in his personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. For example, the National Development Fund of Taiwan, R.O.C., one of our largest shareholders, has served as our director since our founding. As a corporate entity, the National Development Fund is required to appoint a representative to act on its behalf. Ms. Mei-ling Chen has been the representative of the National Development Fund since November 7, 2017.

In October 2017, Dr. Morris Chang, as TSMC Chairman for the last thirty years, announced his plan to retire from the Company immediately after the Annual Shareholders’ Meeting in early June, 2018. All present directors of the board, except himself, have unanimously agreed to be nominated, and if elected, will serve as directors of the board during the next term. They all have agreed to have TSMC under the dual leadership of Dr. Mark Liu and Dr. C.C. Wei, who are TSMC’s Presidents and Co-CEOs currently. Dr. Liu will be the Chairman of the Board, and Dr. Wei will be the Chief Executive Officer.

The following table sets forth the name of each director and executive officer, their positions, the year in which their term expires and the number of years they have been with us as of February 28, 2018. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Position with our company	Term Expires	Years with our company
Morris Chang	Chairman	2018	31
F.C. Tseng	Vice Chairman	2018	31
Mei-ling Chen	Director (Representative of the National Development Fund)	2018	1
Stan Shih	Independent Director	2018	18
Sir Peter Leahy Bonfield	Independent Director	2018	16
Thomas J. Engibous	Independent Director	2018	9
Kok-Choo Chen	Independent Director	2018	7
Michael R. Splinter	Independent Director	2018	3
Mark Liu	Director / President & Co-Chief Executive Officer	2018	24
C.C. Wei	Director / President & Co-Chief Executive Officer	2018	20
Stephen T. Tso(1)	Senior Vice President, Information Technology, Materials Management and Risk Management & Chief Information Officer	—	21
Lora Ho	Senior Vice President, Finance & Chief Financial Officer / Spokesperson	—	19
Wei-Jen Lo	Senior Vice President, Research & Development / Technology Development	—	14
Rick Cassidy	Senior Vice President / Chief Executive Officer of TSMC North America	—	21
Y.P. Chin	Senior Vice President, Operations / Product Development	—	31
Y.J. Mii	Senior Vice President, Research & Development / Technology Development	—	24
M.C. Tzeng	Vice President, Operations / Affiliate Fabs	—	31
Jack Sun	Vice President, Research & Development / Corporate Research & Chief Technology Officer	—	21
N.S. Tsai	Vice President, Quality & Reliability	—	29
J.K. Lin	Vice President, Operations / Mainstream Fabs & Manufacturing Technology	—	31
J.K. Wang	Vice President, Operations / 300mm Fabs	—	31
Irene Sun	Vice President, Corporate Planning Organization	—	14
Cliff Hou	Vice President, Research & Development / Design and Technology Platform	—	21
Been-Jon Woo	Vice President, Business Development	—	9
Sylvia Fang	Vice President, Legal & General Counsel	—	23
Connie Ma	Vice President, Human Resources	—	4
Y.L. Wang	Vice President, Research & Development / Technology Development	—	26
Doug Yu	Vice President, Research & Development / Integrated Interconnect & Packaging	—	24
Alexander Kalnitsky	Vice President & TSMC Fellow, Research & Development / More-than-Moore Technologies	—	9

Name	Position with our company	Term Expires	Years with our company
Kevin Zhang	Vice President, Business Development	—	2
T.S. Chang(2)	Vice President & TSMC Fellow, Operations / 300mm Fabs / Fab 12B	—	23
Michael Wu(2)	Vice President, Research & Development / Technology Development / N3 Platform Development Division	—	21
Min Cao(2)	Vice President, Research & Development / Technology Development / Pathfinding	—	16

(1)	Stephen Tso retired on March 1, 2018.
(2)	T.S. Chang, Michael Wu and Min Chao were promoted to Vice President on February 13, 2018.

Morris Chang is the Chairman. He has been the founding Chairman of our board of directors since our establishment and was our Chief Executive Officer from March 1998 to June 2005. He again served as our Chief Executive Officer since June 2009 before retiring as Chief Executive Officer on November 12, 2013. From 1985 to 1994, he was President and then Chairman of the board of directors of ITRI. Prior to that, Dr. Chang was President and Chief Operating Officer of General Instrument Corporation; Group Vice-President for Texas Instruments. He is also a member of National Academy of Engineering in the U.S., Life Member Emeritus of MIT Corporation in the U.S., fellow of the Computer History Museum in the U.S., Laureate of ITRI and Honorary Chairman of Taiwan Semiconductor Industry Association (TSIA). He holds a bachelor’s degree and a master’s degree in mechanical engineering from the Massachusetts Institute of Technology and a Ph.D. in electrical engineering from Stanford University and has been active in the international semiconductor industry for over 62 years.

F.C. Tseng is the Vice Chairman. He has been our Vice Chairman since July 2005. He was Deputy Chief Executive Officer from August 2001 to June 2005. He is also the Chairman of TSMC China Co., Ltd. and Global Unichip Corp., and the Vice Chairman of VIS. He also serves as an independent director, Chairman of Audit Committee and a member of Compensation Committee of Acer Inc. He formerly served as the President of VIS from 1996 to 1998 and our President from May 1998 to August 2001. Prior to his presidency at VIS, Dr. Tseng served as our Senior Vice President of Operations. He holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 46 years.

Mei-ling Chen, the representative of the National Development Fund, is a director. Dr. Mei-ling Chen is the Minister without Portfolio, R.O.C. Executive Yuan and concurrently Minister, National Development Council. She served as the Secretary-General of Executive Yuan from May 2016 to September 2017, the Secretary-General of Tainan City Government from 2010 to 2016, the Deputy Secretary-General of Executive Yuan from 2006 to 2008, the Chairperson of Legal Affairs Commission and concurrently Chairperson of Petition Reviewing Commission, Executive Yuan from 2002 to 2006, and the Director-General of Department of Legal Affairs, Ministry of Justice from 2000 to 2002. Dr. Chen was also an Associate Professor of Law at Chinese Culture University from 2008 to 2010. Dr. Chen holds a Ph.D. in Law from National Chengchi University.

Stan Shih is an independent director. He is the co-founder and Chairman Emeritus of the Acer Group. He served as the Chairman and Chief Executive Officer of the Acer Group from 1976 to 2004. He is currently the Director and Honorary Chairman of Acer Inc., and the Chairman of Stan Shih Foundation and a director of Wistron Corp., Nan Shan Life Insurance Co., Ltd., Egis Technology Inc., Digitimes Inc. and Chinese Television System Inc. Mr. Shih holds a bachelor’s degree, a master’s degree and an honorary Ph.D. in electrical engineering from National Chiao Tung University. He also holds an honorary doctoral degree in technology from the Hong Kong Polytechnic University, an honorary fellowship from the University of Wales and an honorary doctoral degree in international law from the Thunderbird, American Graduate School of International Management.

Sir Peter L. Bonfield is an independent director. Sir Peter Bonfield was the Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from January 1996 to January 2002, and the Vice President of the British Quality Foundation from its creation in 1993 until 2012. He is currently the Chairman of the Board of Directors of NXP Semiconductor N.V. in the Netherlands and Global Logic Inc. in the U.S. He is also a member of the Longreach Group Advisory Board. He also serves as a board mentor of CMi and a senior advisor to Alix Partners and Hampton Group in London. He is a fellow of The Royal Academy of Engineering and the Chair of Council and Senior Pro-Chancellor at Loughborough University in UK. He holds an honors degree in engineering from Loughborough University.

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

Kok-Choo Chen is an independent director. Ms. Chen served as the Chairman of National Performing Arts Center from 2014 to January 2017, and an advisor to the R.O.C. Executive Yuan from 2009 to 2016. She was the founder and Executive Director of Taipei Story House from 2003 to 2015. She served as our Senior Vice President and General Counsel from 1997 to 2001. Currently, Ms. Chen is the Founder and Executive Director of the Museum207 located in Taipei. Ms. Chen has over 24 years of experience working in international law firms. She had also taught law at Soochow University, National Chengchi University and National Tsing Hua University in Taiwan for over 28 years. Ms. Chen is licensed to practice law in England, Singapore and California.

Michael R. Splinter is an independent director. Mr. Splinter served as Chief Executive Officer of Applied Materials from 2003 to 2012 and as Chairman of the Board of Directors since 2009 and retired in June 2015. Prior to that, he served at Intel Corp. as Executive Vice President of Sales and Marketing from 2001 to 2003, and Executive Vice President of Technology and Manufacturing group from 1996 to 2001. Mr. Splinter currently serves as Chairman of NASDAQ, Inc. and Director of Pica8, Inc. and Meyer Burger Technology Ltd. He is also a General Partner of WISC Partners LP. Mr. Splinter holds a master degree in electrical engineering, and an honorary Ph.D. in engineering from the University of Wisconsin Madison.

Mark Liu is a director. Currently Dr. Mark Liu is our President and Co-Chief Executive Officer. Prior to that, he was our Executive Vice President and Co-Chief Operating Officer from March 2012 to November 2013, Senior Vice President of Operations from 2009 to 2012, Senior Vice President of Advanced Technology Business from 2008 to 2009. From 2005 to 2008, Dr. Liu was Senior Vice President of Operations II. He served in a number of executive positions at TSMC Fabs and the Operations organization from 1999 to 2005. From 1999 to 2000, he served as the President of Worldwide Semiconductor Manufacturing Company. Prior to joining us in 1993, from 1987 to 1993, Dr. Liu was with AT&T Bell Laboratory, Holmdel, NJ, as a research manager for the High Speed Electronics Research Laboratory, working on optical fiber communication systems. From 1983 to 1987, he was a process integration manager of CMOS technology development at Intel Corporation, Santa Clara, CA, developing silicon process technologies for Intel microprocessor. He holds a Ph.D. in electrical engineering and computer science from University of California, Berkeley.

C.C. Wei is a director. Currently Dr. C.C. Wei is our President and Co-Chief Executive Officer. He also serves as the Chairman of TSMC Nanjing Co., Ltd. and the Chairman of TSIA. Dr. Wei was our Executive Vice President and Co-Chief Operating Officer from March 2012 to November 2013, Senior Vice President of Business Development from 2009 to 2012, and Senior Vice President of Mainstream Technology Business from 2008 to 2009. From 2005 to 2008, Dr. Wei was Senior Vice President of Operations I. He served in a number of executive positions at TSMC Fabs and the Operations organization from 1998 to 2005. Before joining us in 1998, he was Senior Vice President of Technology at Chartered Semiconductor Manufacturing Ltd. in Singapore and Senior Manager for Logic and SRAM technology development at STMicroelectronics N.V. in Texas. He holds a Ph.D. in electrical engineering from Yale University.

Stephen T. Tso retired on March 1, 2018. Prior to his retirement, he was our Senior Vice President of Information Technology, Material Management and Risk Management and Chief Information Officer. From October 1998 to January 2003, he was Senior Vice President of Operations and was assigned as the President of WaferTech from April 2000 to October 2004. He was Senior Vice President of Worldwide Marketing & Sales from May 1997 to October 1998. Prior to joining us as Vice President of Research & Development in December 1996, he was General Manager of Metal CVD Products in Applied Materials. Dr. Tso holds a Ph.D. in material science and engineering from University of California, Berkeley.

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

Rick Cassidy is our Senior Vice President / Chief Executive Officer of TSMC North America. He was promoted to Senior Vice President in February 2014. He was Vice President from February 2008 to February 2014. He has led TSMC North America from January 2005. He joined us in 1997 and has held various positions in TSMC North America, including Business Operations, Field Technical Support, and Business Management. He holds a B.A. degree in engineering technology from United States Military Academy at West Point.

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

J.K. Lin is our Vice President of Operations / Mainstream Fabs and Manufacturing Technology and also serves as the head of Materials Management and Risk Management Organization, effective March 1, 2018. He was promoted to Vice President of Operations in August 2010. Prior to that, he was Senior Director of Mainstream Fabs from May to August in 2010. He joined us in 1987 and held various positions in manufacturing functions. He holds a B.S. degree from National Changhua University of Education.

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

Doug Yu is our Vice President of Research & Development / Integrated Interconnect & Packaging. He was promoted to Vice President of Research & Development in November 2016. Prior to that, he was our Senior Director of Integrated Interconnect & Packaging Division. He joined us in 1994 and was in charge of development of interconnect technology for integrated circuits. He holds a Ph.D. in materials engineering from Georgia Institute of Technology.

Alexander Kalnitsky is our Vice President & TSMC Fellow of Research & Development / More-than-Moore Technologies. He was promoted to Vice President of Research & Development in November 2016. Prior to that, he was our Senior Director of More-than-Moore Technologies Division. He joined us in 2009 and was in charge of HV/Power/Analog/RF/CIS/MEMS processes development. He holds a Ph.D. in electrical engineering from Carleton University.

Kevin Zhang is our Vice President of Business Development. He joined us in November 2016 as Vice President of Research & Development / Design and Technology Platform. Prior to joining us in November 2016, he was a Vice President of Technology and Manufacturing Group of Circuit Technology at Intel. He holds a Ph.D. in electrical engineering from Duke University.

T.S. Chang is our Vice President & TSMC Fellow of Operations / 300mm Fabs / Fab 12B. He was promoted to Vice President in February 2018. Prior of that, he was our Senior Director of Fab 12B. He joined us in 1995 and held various positions in manufacturing functions. He holds a Ph.D. in Electrical Engineering from National Tsing Hua University

Michael Wu is our Vice President of Research & Development / Technology Development / N3 Platform Development Division. He was promoted to Vice President in February 2018. Prior of that, he was our Senior Director of N3 Platform Development Division. He joined us in 1996 and participated in advanced CMOS technology development. He holds a Ph.D. in Electrical Engineering from University of Wisconsin-Madison.

Min Cao is our Vice President of Research & Development / Technology Development / Pathfinding. He was promoted to Vice President in February 2018. Prior of that, he was our Senior Director of Path-finding Division. He joined us in 2002 and participated in development of multiple generations of advanced CMOS technology. He holds a Ph.D. in Physics from Stanford University.

There is no family relationship between any of the persons named above. Other than that one of our Directors, Ms. Mei-Ling Chen, is the representative of our shareholder, National Development Fund of the Executive Yuan, there is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Share Ownership

The following table sets forth certain information as of February 28, 2018 with respect to our common shares owned by our directors and executive officers.

Name of Shareholders(1)	Number of Common Shares Owned(2)	Percentage of Outstanding Common Shares(2)
Morris Chang, Chairman	125,137,914	0.48%
F.C. Tseng, Vice Chairman	34,472,675	0.13%
Mei-Ling Chen, Director (Representative of the National Development Fund) (3)	1,653,709,980	6.38%
Stan Shih, Independent Director	1,480,286	0.01%
Sir Peter Leahy Bonfield, Independent Director	—	—
Thomas J. Engibous, Independent Director	—	—
Kok-Choo Chen, Independent Director	—	—
Michael R. Splinter, Independent Director	—	—
Mark Liu, Director / President and Co-Chief Executive Officer	12,913,114	0.05%
C.C. Wei, Director / President and Co-Chief Executive Officer	7,179,207	0.03%
Stephen T. Tso, Senior Vice President & Chief Information Officer(4)	12,222,064	0.05%
Lora Ho, Senior Vice President & Chief Financial Officer / Spokesperson	4,481,080	0.02%
Wei-Jen Lo, Senior Vice President	1,444,127	0.01%
Rick Cassidy, Senior Vice President / Chief Executive Officer of TSMC North America	—	—
Y.P. Chin, Senior Vice President	6,922,122	0.03%
Y.J. Mii, Senior Vice President	1,000,419	0.00%
M.C. Tzeng, Vice President	7,145,595	0.03%
Jack Sun, Vice President & Chief Technology Officer	3,913,831	0.02%
N.S. Tsai, Vice President	1,961,180	0.01%
J.K. Lin, Vice President	12,518,018	0.05%
J.K. Wang, Vice President	2,553,947	0.01%
Irene Sun, Vice President	420,709	0.00%
Cliff Hou, Vice President	352,532	0.00%
Been-Jon Woo, Vice President	320,000	0.00%
Sylvia Fang, Vice President & General Counsel	700,285	0.00%
Connie Ma, Vice President	80,000	0.00%
Y.L. Wang, Vice President	218,535	0.00%
Doug Yu, Vice President	225,000	0.00%
Alexander Kalnitsky, Vice President & TSMC Fellow	—	—
Kevin Zhang, Vice President	—	—
T.S. Chang, Vice President & TSMC Fellow(5)	200,781	0.00%
Michael Wu, Vice President(5)	468,501	0.00%
Min Cao, Vice President(5)	353,152	0.00%

(1)	None of our directors and executive officers owned any stock option as of February 28, 2018.
(2)	Except for the number of shares held by the National Development Fund of the Executive Yuan, the disclosed number of shares owned by the directors and executive officers does not include any common shares held in the form of ADS by such individuals as such individual ownership of ADSs has not been disclosed or otherwise made public. The disclosed number of share owned by the directors and executive officers also does not include shares owned by their related parties. Each of these individuals owned less than one percent of all common shares outstanding as of February 28, 2018.
(3)	Represents shares held by the National Development Fund of the Executive Yuan.
(4)	Stephen Tso retired on March 1, 2018.
(5)	T.S. Chang, Michael Wu and Min Chao were promoted to Vice President on February 13, 2018.

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

Remuneration Paid to Directors

The following table presents the remuneration paid and benefits in kind granted to our non-employee directors in 2017:

Name/Title	Fees Earned or Paid in Cash	Stock Awards	All Other Compensation(2)	Total
	NT$	NT$	NT$	NT$	US$
	(in millions)
Morris Chang, Chairman	304.9	—	4.6	309.5	10.4
F.C. Tseng(1), Vice Chairman	22.6	—	2.9	25.5	0.9
Mei-ling Chen, Director (Representative of National Development Fund, Executive Yuan)	9.6	—	—	9.6	0.3
Stan Shih, Independent Director	12.0	—	—	12.0	0.4
Sir Peter L. Bonfield, Independent Director	14.6	—	—	14.6	0.5
Thomas J. Engibous, Independent Director	14.6	—	—	14.6	0.5
Kok-Choo Chen, Independent Director	12.0	—	—	12.0	0.4
Michael R. Splinter, Independent Director	14.6	—	—	14.6	0.5

Total	404.9	—	7.5	412.4	13.9

(1)	In addition to the above, F.C. Tseng received NT$6.4 million of compensation from non-consolidated affiliates.
(2)	Included pensions funded/paid according to applicable law and expenses for company cars, but did not include compensation paid to car drivers made available to directors.

Compensation Paid to Executive Officers(1)

The following table presents the compensation paid and benefits in kind granted to our executive officers in 2017:

Name/Title	Salary	Bonus(2)	Stock Awards	All Other Compensation(3)	Total
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Mark Liu, President and Co-Chief Executive Officer	8.4	201.2	—	1.9	211.5	7.1
C.C. Wei, President and Co-Chief Executive Officer	8.4	201.2	—	2.1	211.6	7.1
Lora Ho, Senior Vice President, Chief Financial Officer / Spokesperson	5.4	89.1	—	1.2	95.6	3.2

Stephen T. Tso, Senior Vice President & Chief Information Officer(4)
Wei-Jen Lo, Senior Vice President
Rick Cassidy, Senior Vice President / Chief Executive Officer of TSMC North America
Y.P. Chin, Senior Vice President
Y.J. Mii, Senior Vice President
M.C. Tzeng, Vice President
Jack Sun, Vice President & Chief Technology Officer
N.S. Tsai, Vice President
J.K. Lin, Vice President(6)
J.K. Wang, Vice President	92.2	1,119.5	—	22.5	1,234.3	41.6	(5)
Irene Sun, Vice President
Cliff Hou, Vice President
Been-Jon Woo, Vice President
Sylvia Fang, Vice President & General Counsel
Connie Ma, Vice President
Y.L. Wang, Vice President
Doug Yu, Vice President
Alexander Kalnitsky, Vice President & TSMC Fellow
Kevin Zhang, Vice President
T.S. Chang, Vice President & TSMC Fellow(5)
Michael Wu, Vice President(5)
Min Cao, Vice President(5)

Total	114.4	1,611.0	—	27.7	1,753.1	59.1

(1)	The total compensation paid to Chief Executive Officer, Chief Financial Officer and General Counsel was proposed by Chairman. The total compensation paid to other executive officers was proposed by Chairman and Chief Executive Officer. The proposals were reviewed by the Compensation Committee before submitting to the Board of Directors for final approval.
(2)	Included cash bonus and profit sharing bonus.
(3)	Included pensions funded/paid according to applicable law and expenses for company cars, but did not include compensation paid to car drivers made available to certain officers.
(4)	Stephen Tso retired on March 1, 2018.
(5)	Aggregate amount for executive officers other than Mark Liu, C.C. Wei, and Lora Ho. Compensation paid to T.S. Chang, Michael Wu and Min Chao was not included since they were promoted to Vice President on February 13, 2018.
(6)	In addition to the above, J.K. Lin received NT$0.1 million of compensation from non-consolidated affiliates.

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

The Audit Committee convened four regular meetings and one special meeting in 2017. In addition to these meetings, the Audit Committee members and consultant participated in three telephone conferences to discuss our Annual Report to be filed with the Taiwan and U.S. authorities and investor conference materials with management.

As part of its risk oversight of our operations and financial controls, our Audit Committee receives and reviews periodic reports from the head of our IT operations relating to our information technology and security matters, including any cybersecurity incidents, assessment of new and emerging cybersecurity risks and threats and their proposed improvement measures. Based on such reviews and their discussions with the head of our IT operations, our Audit Committee assists our Board to review, assess, and enhance the adequacy and effectiveness of our cybersecurity policies and procedures on an ongoing basis.

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

The Compensation Committee convened four regular meetings in 2017.

Employees

The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2015	2016	2017
Managers	4,669	4,909	5,107
Professionals	19,645	20,719	21,895
Assistant Engineers/Clericals	3,789	3,934	4,082
Technicians	17,169	17,406	17,518

Total	45,272	46,968	48,602

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2015	2016	2017
Hsinchu Science Park, Taiwan	23,583	22,960	24,488
Southern Taiwan Science Park, Taiwan	12,415	11,715	10,276
Central Taiwan Science Park, Taiwan	4,003	6,003	6,825
Taoyuan County, Taiwan	996	1,842	1,804
China	2,707	2,868	3,598
North America	1,479	1,487	1,522
Europe	53	55	54
Japan	32	33	32
Korea	4	5	3

Total	45,272	46,968	48,602

As of December 31, 2017, our total employee population was 48,602 with an educational makeup of 4.6% Ph.Ds, 41.5% masters, 26.3% university bachelors, 11.4% college degrees and 16.2% others. Among this employee population, 55.6% were at a managerial or professional level. Continuous learning is the cornerstone of our employee development strategy. Individual development plans are tailor-made to individual development needs for each employee. Employee development is further supported and enforced by a comprehensive network of resources including on the job training, coaching, mentoring, job rotation, classroom training, e-learning and external learning opportunities.

Pursuant to our Articles of Incorporation, our employees participate in our profits sharing program by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our annual profits (defined under local law), after recovering any losses incurred in prior years, if any. Our practice in the past has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In 2016 and 2017, we distributed an employees’ cash bonus of NT$22,418 million and an annual employees’ cash profit sharing bonus of NT$22,418 million to our employees in relation to year 2016 profits. In 2017 and 2018, we also distributed an employees’ cash bonus of NT$23,019 million (US$777 million) to our employees in relation to year 2017 profits. Annual employee cash profit sharing bonus of NT$23,019 million (US$777 million) in relation to year 2017 profits will be distributed in July 2018.

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

Major Shareholders

The following table sets forth certain information as of February 28, 2018, with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

Names of Shareholders	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares
National Development Fund	1,653,709,980	6.38%
Capital World Investors(1)	1,472,507,239	5.68%
BlackRock, Inc.(2)	1,331,614,372	5.14%
Directors and executive officers as a group(3)	238,684,658	0.92%

(1)	According to the Schedule 13G of Capital World Investors filed with the Securities and Exchange Commission on February 14, 2018, Capital World Investors is deemed to be the beneficial owner of the number of common shares listed above as a result of Capital Research and Management Company acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. We do not have further information with respect to Capital World Investors’ ownership in us subsequent to its Schedule 13G filed on February 14, 2018.
(2)	According to the Schedule 13G of BlackRock, Inc. filed with the Securities and Exchange Commission on February 1, 2018, BlackRock, Inc. is the parent holding company or control person of several entities with interests in TSMC. We do not have further information with respect to BlackRock, Inc’s ownership in us subsequent to its Schedule 13G filed on February 1, 2018.
(3)	Excluded ownership of the National Development Fund.

As of February 28, 2018 a total of 25,930,380,458 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through their custodians in the R.O.C. As of February 28, 2018, 5,340,822,618 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of February 28, 2018, 1,068,164,518 ADSs, representing 5,340,822,618 common shares, were held of record by Cede & Co. and 188 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

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

Related Party Transactions

Vanguard International Semiconductor Corporation (“VIS”)

In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated DRAM manufacturer. VIS commenced volume commercial production in 1995 and listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange) in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 28, 2018, we owned approximately 28.3% of the equity interest in VIS.

On April 1, 2004, we entered into an agreement with VIS with an initial term of two years. During the term of this agreement, VIS is obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC is required to use its best commercial efforts to maintain utilization of such reserved capacity within a specified range of wafers per month. Pursuant to its terms, upon expiration of its initial two-year term, this agreement is to be automatically renewed for additional one year periods unless earlier terminated by the parties. This Agreement has been so renewed per its terms. We pay VIS at a fixed discount to the actual selling price as mutually agreed between the parties in respect of each purchase order. We also agreed to license VIS certain of our process technologies and transfer certain technical know-how and information. TSMC receives from VIS certain royalty payments for granting such licenses. In 2017, we had total purchases of NT$5,756 million (US$194 million) from VIS, representing 1.2% of our total cost of revenue.

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

We entered into a technology cooperation agreement with SSMC effective March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our metal oxide semiconductor (“MOS”) integrated circuits wafer volume production fabs. In return, we have agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2017, we had total purchases of NT$4,149 million (US$140 million) from SSMC, representing 0.9% of our total cost of revenue.

Global Unichip Corporation (“GUC”)

In January 2003, we acquired 52.0% equity interest in GUC, a System-on-Chip (SoC) design service company that provides large scale SoC implementation services. GUC has been listed on the Taiwan Stock Exchange since November 3, 2006. Since July 2011, we were no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, we no longer consolidated GUC and its subsidiaries in our financial statements. As of February 28, 2018, we owned approximately 34.8% of the equity interest in GUC.

In 2017, we had total sales of NT$7,903 million (US$267 million) to GUC, representing 0.8% of our total revenue.

Xintec, Inc. (“Xintec”)

In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Since June 2013, we no longer consolidated Xintec in our financial statements as the number of our appointed directors on Xintec’s board consisted less than a majority. On March 30, 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. As of February 28, 2018, we owned approximately 40.9% of the equity interest in Xintec.

In 2017, we incurred total manufacturing expenses of NT$2,196 million (US$74 million) from Xintec, representing 0.5% of our total cost of revenue.

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

In June 2010, Keranos, LLC filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. TSMC, TSMC North America, and several co-defendants filed a responsive declaratory judgment complaint in the U.S. District Court for the Northern District of California seeking non-infringement and invalidity of Keranos’s asserted patents. The cases were consolidated in the Texas Court, and in January 2017, all of Keranos’s claims against TSMC and TSMC North America were dismissed with prejudice.

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

In May 2017, Uri Cohen filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America and other companies infringe four U.S. patents. Cohen’s case has been transferred to and consolidated with the responsive declaratory judgment case for non-infringement of Cohen’s asserted patents filed by TSMC and TSMC North America in the U.S. District Court for the Northern District of California. The outcome cannot be determined and we cannot make a reliable estimate of the contingent liability at this time.

On September 28, 2017, TSMC was contacted by the European Commission (the “Commission”), which has asked us for information and documents concerning alleged anti-competitive practices in relation to semiconductor sales. We are cooperating with the Commission to provide the requested information and documents. In light of the fact that this proceeding is still in its preliminary stage, it is premature to predict how the case will proceed, the outcome of the proceeding or its impact.

Other than the matters described above, we were not involved in any other material litigation in 2017 and are not currently involved in any other material litigation.

Dividends and Dividend Policy

The following table sets forth the dividends per share paid during each of the years indicated in respect of common shares outstanding on the record dates eligible to the payments of those dividends. During 2015, 2016 and 2017, we paid cash dividends in the amounts of NT$116,683,480,962, NT$155,582,282,748, and NT$181,512,663,206 (US$6,123,909,015), respectively.

	Cash Dividends Per Share	Outstanding common shares at year end
	NT$
2015	4.4999	25,930,380,458
2016	6.0000	25,930,380,458
2017	7.0000	25,930,380,458

On Febuary 13, 2018, our board of direcotrs adopted a proposal recommending distribution of a cash dividend of NT$8 per share and resolved to submit the proposal for approval by the annual general meeting of shareholders to be held on June 5, 2018.

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

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per common share			Closing price per ADS
	High	Low	Average daily trading volume (in thousands of shares)	High	Low	Average daily trading volume (in thousands of ADSs)
	(NT$)	(NT$)		(US$)	(US$)
2013	115.5	94.4	34,841	20.21	15.75	10,372
2014	141.5	100.5	36,510	23.47	16.46	11,066
2015	154.5	115.0	40,085	25.41	18.76	12,245
2016	193.0	131.5	32,817	31.55	20.48	7,094
First Quarter	162.0	131.5	38,372	26.46	20.48	8,482
Second Quarter	166.0	144.0	37,189	26.81	22.82	7,412
Third Quarter	187.5	161.5	29,874	30.66	26.15	6,403
Fourth Quarter	193.0	178.0	26,555	31.55	28.55	6,128
2017	244.0	179.5	27,279	42.99	29.29	5,732
First Quarter	195.0	179.5	32,196	33.35	29.29	6,459
Second Quarter	218.0	186.5	30,191	36.83	31.61	6,240
Third Quarter	221.5	206.0	22,051	38.30	34.50	5,392
Fourth Quarter	244.0	220.5	25,457	42.99	38.13	4,849
October	243.0	220.5	26,001	42.33	38.13	4,618
November	244.0	226.0	25,167	42.99	39.41	4,594
December	234.0	224.5	25,269	39.74	38.68	5,370
2018
January	266.0	232.5	33,885	46.38	41.02	7,054
February	259.5	232.5	50,646	45.45	40.36	8,351
March	259.0	240.0	30,375	45.31	42.58	6,382
April (through April 18, 2018)	248.0	238.0	28,691	43.94	41.92	6,451

Source: Bloomberg

(1)	Each ADS represents the right to receive five common shares.

ITEM 10.	ADDITIONAL INFORMATION

Description of Common Shares

We are organized under the laws of the R.O.C. Set forth below is a description of our common shares, including summaries of the material provisions of our Articles of Incorporation, the R.O.C. Company Act, the R.O.C. Securities and Exchange Law and the regulations promulgated thereunder.

General

Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,930,380,458 common shares were issued and outstanding both as of December 31, 2017 and February 28, 2018. No employee stock options are outstanding as of December 31, 2017 and February 28, 2018.

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

Acquisition of Common Shares by Us

With minor exceptions, neither we nor our subsidiaries may acquire our common shares under the R.O.C. Company Act. However, under the R.O.C. Securities and Exchange Law, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase our common shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the R.O.C. FSC, for the following purposes: (i) to transfer shares to our employees; (ii) to satisfy our obligations to provide our common shares upon exercise or conversion of any warrants, convertible bonds or convertible preferred shares; and (iii) if necessary, to maintain our credit and our shareholders’ equity (such as for the purpose of supporting the trading price of our common shares during market dislocations), provided that the common shares so purchased shall be cancelled thereafter.

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

Transaction Restrictions

The R.O.C. Securities and Exchange Law (i) requires each director, supervisor, manager or shareholder, together with its/his/her spouse, minor children or nominees, holding more than ten percent of the shares of a public company to report the amount of that person’s shareholding (as well as the shareholding of its/his/her spouse, minor children or nominees), on a monthly basis, to that company and (ii) limits the number of shares that can be sold or transferred on the Taiwan Stock Exchange or on the R.O.C. Over-the-Counter (Taipei Exchange) by that person, as well as its/his/her respective spouse, minor children or nominees, per day. The above sale and transfer of shares can be made only after that person (as well as its/his/her respective spouse, minor children or nominees) has held the shares for more than six months and that person should report to the Securities and Futures Bureau at least three days before the intended sale or transfer; unless the number of shares to be sold or transferred does not exceed 10,000.

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

Dividends. Effective from 2018, dividends declared by us out of our retained earnings and distributed to the holders are subject to R.O.C. withholding tax at 21% on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends unless a lower withholding rate is provided under a tax treaty between the R.O.C and the jurisdiction where the holders are residents. Furthermore, if and when we distribute any dividends in year 2018, for the portion of dividends out of those earnings on which we had paid the 10% R.O.C. retained earnings tax, a credit of up to 5% of such portion of dividends may offset against the 21% withholding tax. Starting year 2019, no retained earnings tax paid can offset as a credit against the 21% withholding tax.

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

Estate and Gift Tax. R.O.C. estate tax is payable on any property within the R.O.C. left by a deceased, and R.O.C. gift tax is payable on any property within the R.O.C. donated by an individual. Estate tax and gift tax are currently payable at the progressive rates of 10%, 15% and 20%. Under R.O.C. estate and gift tax laws, common shares issued by R.O.C. companies are deemed located in the R.O.C. regardless of the location of the holder. It is unclear whether a holder of ADSs will be considered to hold common shares for this purpose.

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

United States Federal Income Taxation

This section discusses the material United States federal income tax consequences to U.S. holders (as defined below) of owning and disposing of our common shares or ADSs. It applies to you only if you hold your common shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	dealers or traders in securities or foreign currencies;

•	banks and certain other financial institutions;

•	brokers;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax-exempt organizations, retirement plans, individual retirement accounts and other tax-deferred accounts;

•	life insurance companies;

•	persons liable for alternative minimum tax;

•	persons that actually or constructively own 10% or more of the combined voting power of our voting stock or of the total value of our stock;

•	persons that hold common shares or ADSs as part of a straddle or a hedging or conversion or integrated transaction for United States federal income tax purposes;

•	persons who are former citizens or former long-term residents of the United States, or

•	persons whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

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

Taxation of Dividends

Subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay in respect of your common shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), including the amount of any R.O.C. tax withheld reduced by any credit against such withholding tax on account of the retained earnings tax imposed on us, is subject to United States federal income taxation. Because we do not intend to calculate our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect that any distribution made by us to such holder will generally be treated as a dividend. If you are a noncorporate U.S. holder, under existing law any dividends paid to you that constitute qualified dividend income will be taxable to you at a maximum tax rate of 20% (plus, if applicable, the Medicare Tax discussed below) provided that you hold the common shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on the New York Stock Exchange or another established securities market in the United States. It is unclear whether dividends we pay with respect to the common shares will be qualified dividend income. The dividend is taxable to you when you, in the case of common shares, or the Depositary, in the case of ADSs, receive the dividend actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the NT Dollar payments made, determined at the spot NT Dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to generally applicable limitations and restrictions, the R.O.C. taxes withheld from dividend distributions and paid over to the R.O.C. (reduced by any credit against such withholding tax on account of the 10% retained earnings tax) will be eligible for credit against your U.S. federal income tax liabilities. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 20% tax rate. Dividends will generally be income from sources outside the United States. Dividends will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. The rules applicable to the United States foreign tax credit are complex, and you should consult your own tax adviser concerning the availability of the credit in your particular circumstances.

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

Passive Foreign Investment Company Rules

We believe that common shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes for the current taxable year and for future taxable years, but this conclusion is a factual determination that is made annually, based on the categories and amounts of income that we earn and the categories and valuation of our assets (including goodwill) for each taxable year, and thus may be subject to change. Accordingly, no assurance can be given that we will not be considered by the U.S. Internal Revenue Service to be a PFIC in the current or future years.

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

In addition, notwithstanding any election you make with regard to the common shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your common shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your common shares or ADSs, you will be treated as having a new holding period in your common shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 20% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income as well as the special rules provided with respect to excess distributions, if applicable, as described above.

If you own common shares or ADSs during any year that we are a PFIC with respect to you, you generally must file Internal Revenue Service Form 8621.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above, including our ownership of any non-U.S. subsidiaries. As a result, U.S. holders should consult their own tax advisors concerning the PFIC rules.

Non-U.S. Holders

Except as described in the section titled “Information Reporting and Backup Withholding” below, a non-U.S. holder will not be subject to U.S. federal income or withholding tax on the payment of dividends and the proceeds from the disposition of common shares or ADSs unless: such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States and is eligible for the benefits of the treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or the non-U.S. holder is an individual who holds the common shares or ADSs as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, certain other conditions are met, and such non-U.S. holder does not qualify for an exemption. If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such item in the same manner as a U.S. holder unless otherwise provided in an applicable income tax treaty; a non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such item at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If the second exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition of the common shares or ADSs.

Information Reporting and Backup Withholding

U.S. holders generally are subject to information reporting requirements with respect to dividends paid on common shares or ADSs and on the proceeds from the sale, exchange or disposition of common shares or ADSs unless the holder is a corporation or otherwise establishes a basis for exemption. In addition, U.S. holders are subject to back-up withholding on dividends paid on common shares or ADSs, and on the sale, exchange or other disposition of common shares or ADSs, unless each such U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Non-U.S. holders generally are not subject to information reporting or backup withholding with respect to dividends, or the proceeds from the sale, exchange or other disposition of common shares or ADSs, provided that each such non-U.S. holder certifies as to its foreign status on the applicable duly executed IRS Form W-8 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s or non-U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals should consult their tax advisors regarding the application of these rules to their ownership of common shares or ADSs.

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

Foreign Currency Risk: Substantial portions of our revenue and expenditures are denominated in currencies other than NT dollar while we publish our financial statements in NT dollar. As a result, fluctuations in exchanges rate of NT dollar against such currencies would have a significant impact on our reported revenue and profit. As of December 31, 2017, the majority of our receivables and payables were denominated in currencies other than NT dollar, primarily in U.S. dollar, Euro, Japanese Yen and Chinese Yuan. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we may use derivatives, such as currency forward contracts and cross currency swaps, and non-derivative financial instruments, such as foreign currency-denominated debt, to partially hedge our existing and certain forecasted currency exposures. These hedges will offset only a portion of, but do not eliminate, the financial impact from movements in foreign currency exchange rates. Based on a sensitivity analysis performed on our financial position as of December 31, 2017, a hypothetical, unfavorable 10% movement in the levels of foreign currency exchange rates relative to the NT dollar, after taking into account hedging and offsetting positions, would have increased our net unrealized losses by NT$868 million (US$29 million), and the other comprehensive income would have decreased by NT$266 million (US$9 million).

The tables below present our outstanding foreign currency derivative contracts as of December 31, 2017, including those not designated as hedging instruments and those designated as cash flow hedging instruments. These contracts all had a maturity date of not more than 12 months. For further information, please refer to note 37 to the consolidated financial statements.

Forward Exchange Agreements not designated as hedging instruments	As of December 31, 2017 Expected Maturity Dates
(in millions)	2018	2019	2020	2021	2022 and thereafter	Total	Aggregate Fair Value(1)
(Sell US$/Buy JPY) Contract amount	US$2.2					US$2.2	NT$(0.0)
Average contractual exchange rate (against Japanese Yen)	112.61					112.61
(Sell US$/Buy RMB) Contract amount	US$558.0					US$558.0	NT$191.3
Average contractual exchange rate (against RMB)	6.59					6.59
(Sell US$/Buy NT$) Contract amount	US$1,661.5					US$1,661.5	NT$365.4
Average contractual exchange rate (against NT$ dollars)	29.90					29.90
(Sell NT$/Buy JPY) Contract amount	NT$996.3					NT$996.3	NT$4.6
Average contractual exchange rate (against NT$ dollars)	0.26					0.26
(Sell NT$/Buy EUR) Contract amount	NT$6,002.8					NT$6,002.8	NT$(10.3)
Average contractual exchange rate (against NT$ dollars)	35.52					35.52
(Sell RMB/Buy EUR) Contract amount	RMB39.0					RMB39.0	NT$(0.1)
Average contractual exchange rate (against RMB)	7.80					7.80
(Sell RMB/Buy JPY) Contract amount	RMB409.7					RMB409.7	NT$(7.7)
Average contractual exchange rate (against RMB)	0.06					0.06
(Sell RMB/Buy GBP) Contract amount	RMB3.6					RMB3.6	NT$(0.0)
Average contractual exchange rate (against RMB)	8.81					8.81

Forward Exchange Agreements designated as cash flow hedging instruments	As of December 31, 2017 Expected Maturity Dates
(in millions)	2018	2019	2020	2021	2022 and thereafter	Total	Aggregate Fair Value(1)(2)
(Sell NT$/Buy EUR) Contract amount	NT$2,649.1					NT$2,649.1	NT$(8.2)
Average contractual exchange rate (against NT$ dollars)	35.32					35.32

(1)	Represented the amount of the receivable from or payable to the counter-parties if the contracts had been terminated at the end of the reporting period.
(2)	Included the gains and losses attributable to changes in spot rates, which were recognized in other comprehensive income (loss), and the gains and losses attributable to changes in forward points, which were recognized in non-operating income and expenses, net.

For further information, please refer to note 8 and note 37 to the consolidated financial statements. Also see “Item 3. Key Information — Exchange Rates” for a summary of the movements between the NT dollar and the U.S. dollar during recent years.

Interest Rate Risks: We are exposed to interest rate risks primarily related to our outstanding debt and investment portfolio, which are most sensitive to fluctuations in R.O.C. and U.S. interest rates. Changes in R.O.C. and U.S. interest rates affect the interest earned on our cash, cash equivalents and marketable securities and the fair value of those securities, as well as interest paid on and the fair value of our outstanding debt.

As of December 31, 2017, all of our term debt are corporate bonds with an aggregate carrying amount of NT$150,201 million (US$5,068 million). Such corporate bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rate would not affect the future cash flows. The table below presents annual principal amounts due and related interest rates by year of maturity.

	As of December 31, 2017 Expected Maturity Dates
	2018	2019	2020	2021	2022 and thereafter	Total	Aggregate Fair Value(1)
Long-term debt (in millions)
NT$ denominated debt
Fixed rate	24,300	34,900	31,800	2,600	22,500	116,100	118,021
Average interest rate	1.35%	1.45%	1.41%	1.85%	1.74%	1.48%
US$ denominated debt
Fixed rate	1,150					1,150	1,148
Average interest rate	1.63%					1.63%

(1)	Represented the then quoted market price.

The primary objective of our investment policy is to achieve a return that will allow us to preserve principal and maintain liquidity requirements. We generally invest in investment grade fixed income securities and limit the amount of credit exposure to any one issuer. As of December 31, 2017, we had outstanding fixed- and floating-rated fixed income securities with varying maturities for an aggregate carrying amount of NT$111,648 million (US$3,767 million). A majority of our fixed rate securities are classified as available-for-sale, and may have their market value adversely impacted due to the rise in interest rates.

We have entered, and may enter in the future, into interest rate futures to partially hedge the interest rate risk on our fixed income investments. These hedges may offset only a small portion of the financial impact from movements in interest rates. The table below presents our outstanding interest rate futures contracts as of December 31, 2017. For further information, please refer to note 11 to the consolidated financial statements.

Interest Rate Futures	As of December 31, 2017 Expected Maturity Dates
(in millions)	2018	2019	2020	2021	2022 and thereafter	Total	Aggregate Fair Value(1)
Contract notional amount	US$169.4					US$169.4	NT$27.0
Range of contract price	US$107-153					US$107-153

(1)	Represented the amount of gains or losses if the contracts had been sold at the end of the reporting period.

Based on a sensitivity analysis performed on our fixed income investments as of December 31, 2017 and December 31, 2016, a hypothetical 100 basis points (1.00%) increase in interest rates across all maturities would have resulted in a decrease in the fair market value of our available-for-sale fixed income securities by approximately NT$2,120 million (US$72 million) and NT$1,601 million, respectively, after taking into account interest rate hedges. The higher decrease in the fair market value of December 31, 2017 versus December 31, 2016 was primarily driven by the increase of NT$26,234 million (US$885 million) investments in available-for-sale fixed income securities. For more information, please refer to note 23 and note 37 to the consolidated financial statements.

Other Market Risk: As of December 31, 2017, we had investments in public equity securities in the amount of NT$2,548 million (US$86 million). We also had investments in private equity securities mostly through a number of investment funds with a carrying value of NT$4,874 million (US$164 million). The carrying value of these investments is subject to fluctuations and their fair market value may be significantly different from the carrying value. We experienced declines in the value of certain publicly traded securities and privately held investments and recorded impairment losses of NT$155 million, NT$122 million and NT$30 million (US$1 million), respectively, in 2015, 2016 and 2017. For further information, please refer to note 9 to the consolidated financial statements.

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

Depositary Payment

In 2017, we received reimbursement of proxy related expenses (printing, postage and distribution) of US$108,910 from Citibank, N.A., the Depositary Bank for our ADR program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Pursuant to Rule 13(a)-15(b) of the Securities Exchange Act of 1934, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Co-Chief Executive Officers and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2017.

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

As of the end of 2017, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2017 was effective.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our company’s internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included at the end of this Item 15.

Changes in Internal Control over Financial Reporting. During 2017, there was no material change to our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Taiwan Semiconductor Manufacturing Company Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated April 19, 2018, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 19, 2018

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is currently comprised of five independent directors. Our Audit Committee has engaged a financial expert consultant who our board of directors determined has the attributes required of an “audit committee financial expert” as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. In particular, our board of directors appointed Mr. Jan C. Lobbezoo to serve as an independent financial expert consultant to our Audit Committee from February 14, 2006 onwards. Our board of directors believes that the Audit Committee members along with the advisors of the Audit Committee, including the financial expert consultant, possess sufficient financial knowledge and experience.

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

The table below summarizes the fees that we paid for services provided by Deloitte & Touche and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2016 and 2017.

	2016	2017
	NT$	NT$
	(In thousands)
Audit Fees	57,926	55,647
All Other Fees	2,182	81

Total	60,108	55,728

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

We have not established any pre-approval policies and procedures, and, accordingly, all non-audit services need to be pre-approved by the Audit Committee on a case-by-case basis. The Audit Committee agreed to delegate to the Chairman of the Audit Committee authority to pre-approve non-material unanticipated non-audit services and to report any such actions to the Audit Committee for ratification at its next scheduled meeting. All audit and non-audit services performed by Deloitte & Touche in 2016 and 2017 were pre-approved by the Audit Committee.

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

Taiwan law does not contain such requirement. Under Taiwan law, if a listed company has voluntarily adopted corporate governance guidelines, it must inform investors how to access such guidelines.

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

NYSE Section 303A.12(c) requires each listed company to submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation each time a specified change occurs in the board or any of the committees subject to Section 303A.	Taiwan law does not contain such requirement. But, in order to comply with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC complies with NYSE Section 303A.12(c).

ITEM 16H. MINE	SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Refer to the consolidated financial statements on page F-1.

ITEM 19.	EXHIBITS

(a)	See page F-1 for an index of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

	1.1(1)	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on June 12, 2012.

	2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

	3.1(1)	Rules for Election of Directors, as amended and restated on June 12, 2012.

	3.2	Rules and Procedures of Board of Directors Meetings, as amended and restated on November 14, 2017.

	3.3(2)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002. (P)

	4.1	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2017 to July 31, 2037) (in Chinese with English summary).

	4.2(3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 1, 1998 to April 30, 2018) (in Chinese with English summary). (P)

	4.3(3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective November 1, 1999 to October 31, 2019) (in Chinese with English summary). (P)

	4.4(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective December 4, 2009 to December 31, 2028) (English summary).

	4.5(5)	Land Lease with Hsinchu Science Park Administration relating to the Fab 3 and F12 (Phase III) (effective July 1, 2015 to December 31, 2034) (in Chinese with English summary).

	4.6(9)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 2017 to March 14, 2037) (English summary).

	4.7(3)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) and Corporate Headquarters (effective December 1, 1999 to November 30, 2019) (in Chinese with English summary). (P)

	4.9(6)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (P)

	4.10(4)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2008 to December 31, 2027) (English summary).

	4.11(4)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 (effective May 16, 2013 to December 31, 2032) (English summary).

	4.12(7)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 and Corporate Headquarters (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

	4.13(1)	Land Lease with Central Science Industrial Park Administration relating to fabs located in Taichung Science Park (effective September 1, 2009 to September 1, 2029) (English summary).

4.14	(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective May 14, 2005 to December 31, 2024) (English summary).

4.15	(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective April 15, 2006 to December 31, 2024) (English summary).

4.16	(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 1, 2009 to November 30, 2029) (English summary).

4.17	(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 15, 2006 to December 31, 2024) (English summary).

4.18	(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective October 1, 2011 to September 30, 2030) (English summary).

4.19	(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2012 to July 31, 2032) (English summary).

4.20	(8)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective January 22, 2014 to July 31, 2032) (English summary).

4.21	(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective February 1, 2012 to January 31, 2032) (English summary).

4.22	(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase IV and Phase V) (effective November 10, 2007 to December 31, 2026) (English summary).

4.23	(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase VI) (effective August 20, 2010 to December 31, 2028) (English summary).

4.24	(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase VII) (effective March 17, 2011 to December 31, 2027) (English summary).

4.25	(4)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2010 to December 31,2029) (English summary).

4.26	(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I and Phase IV bridge) (effective July 21, 2008 to December 31, 2027) (English summary).

4.27		Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective June 14, 2001 to May 14, 2019) (English summary).

4.28	(8)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (effective December 1, 2014 to December 31, 2033) (English summary).

4.29	(8)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective March 1, 2014 to February 28, 2034) (English summary).

4.30	(8)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2014 to July 31, 2034) (English summary).

4.31	(5)	Land Lease with Hsinchu Science Park Administration relating to BP03 located in Longtan Science Park (effective April 15, 2015 to December 31, 2034) (English summary).

4.32	(5)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs (BP2B and F6 bridge) located in Southern Taiwan Science Park (effective March 16, 2015 to March 15, 2035) (English summary).

4.33	(5)	Land Lease with Central Science Industrial Park Administration relating to F15B located in Taichung Science Park (effective March 25, 2015 to December 31, 2034) (English summary).

4.34	(5)	Land Lease with Central Science Industrial Park Administration relating to CP03 located in Taichung Science Park (effective December 14, 2015 to July 26, 2031) (English summary).

4.35		Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective August 1, 2017 to July 31, 2037) (English summary)

4.36		Land Lease with Hsinchu Science Park Administration relating to F12(Phase VII) (effective February 1, 2017 to January 31, 2037) (English summary)

12.1		Certification of Co-Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Co-Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.3	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Co-Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Co-Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.3	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed by TSMC on April 2, 2013.
(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.
(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.
(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2013, filed by TSMC on April 14, 2014.
(5)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2015, filed by TSMC on April 11, 2016.
(6)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.
(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.
(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2014, filed by TSMC on April 13, 2015.
(9)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2016, filed by TSMC on April 13, 2017.
(P)	Paper filing

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.

Date: April 19, 2018

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Lora Ho
Name:	Lora Ho
Title:	Senior Vice President, Chief Financial Officer & Spokesperson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Taiwan Semiconductor Manufacturing Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2016 and 2017, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2018, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche

Taipei, Taiwan

The Republic of China

April 19, 2018

We have served as the Company’s auditor since 1987.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2016	December 31, 2017
ASSETS		NT$	NT$	US$
				(Note 3)
CURRENT ASSETS
Cash and cash equivalents	7	$541,253.8	$553,391.7	$18,670.4
Financial assets at fair value through profit or loss	8	6,451.1	569.8	19.2
Available-for-sale financial assets	9, 14	67,788.8	93,374.2	3,150.3
Held-to-maturity financial assets	10	16,610.1	1,988.4	67.1
Hedging derivative financial assets	11	5.6	34.4	1.2
Notes and accounts receivable, net	12	128,335.3	121,133.2	4,086.8
Receivables from related parties	38	969.5	1,184.1	39.9
Other receivables from related parties	38	146.8	171.1	5.8
Inventories	6, 13, 42	48,682.2	73,880.7	2,492.6
Other financial assets	39, 42	4,100.5	7,253.1	244.7
Other current assets	17	3,385.4	4,222.4	142.5

Total current assets		817,729.1	857,203.1	28,920.5

NONCURRENT ASSETS
Available-for-sale financial assets	9	4,102.5	4,874.3	164.5
Held-to-maturity financial assets	10	22,307.6	18,833.3	635.4
Investments accounted for using equity method	6, 14	19,585.3	17,731.8	598.2
Property, plant and equipment	6, 15	997,777.7	1,062,542.3	35,848.3
Intangible assets	6, 16, 33	14,614.8	14,175.2	478.2
Deferred income tax assets	6, 30	8,271.4	12,105.5	408.4
Refundable deposits		407.9	1,283.4	43.3
Other noncurrent assets	17	1,500.4	2,983.1	100.6

Total noncurrent assets		1,068,567.6	1,134,528.9	38,276.9

TOTAL		$1,886,296.7	$1,991,732.0	$67,197.4

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2016	December 31, 2017
LIABILITIES AND EQUITY		NT$	NT$	US$
				(Note 3)
CURRENT LIABILITIES
Short-term loans	18, 35	$57,958.2	$63,766.8	$2,151.4
Financial liabilities at fair value through profit or loss	8	191.1	26.7	0.9
Hedging derivative financial liabilities	11	—	15.6	0.5
Accounts payable		26,062.3	28,412.8	958.6
Payables to related parties	38	1,262.2	1,656.4	55.9
Salary and bonus payable		13,681.8	14,254.9	480.9
Accrued profit sharing bonus to employees and compensation to directors and supervisors	23, 32	22,894.0	23,419.1	790.1
Payables to contractors and equipment suppliers		63,154.5	55,723.8	1,880.0
Income tax payable	6, 30	70,352.8	61,662.8	2,080.4
Provisions	6, 19	18,037.8	13,961.8	471.1
Long-term liabilities - current portion	20	38,109.7	58,401.1	1,970.4
Accrued expenses and other current liabilities	22, 35	36,581.6	65,588.4	2,212.8

Total current liabilities		348,286.0	386,890.2	13,053.0

NONCURRENT LIABILITIES
Bonds payable	20, 35	153,093.6	91,800.0	3,097.2
Long-term bank loans		21.8	—	—
Deferred income tax liabilities	6, 30	141.2	302.2	10.2
Net defined benefit liability	6, 21	8,551.4	8,850.7	298.6
Guarantee deposits	22, 35	14,670.4	7,586.8	255.9
Others		1,686.5	1,855.6	62.6

Total noncurrent liabilities		178,164.9	110,395.3	3,724.5

Total liabilities		526,450.9	497,285.5	16,777.5

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock	23	259,303.8	259,303.8	8,748.4

Capital surplus	23	56,272.3	56,309.6	1,899.8

Retained earnings	23
Appropriated as legal capital reserve		208,298.0	241,722.7	8,155.3
Unappropriated earnings		833,512.7	963,328.6	32,501.0

		1,041,810.7	1,205,051.3	40,656.3

Others	23	1,663.9	(26,917.9)	(908.2)

Equity attributable to shareholders of the parent		1,359,050.7	1,493,746.8	50,396.3
NON-CONTROLLING INTERESTS		795.1	699.7	23.6

Total equity		1,359,845.8	1,494,446.5	50,419.9

TOTAL		$1,886,296.7	$1,991,732.0	$67,197.4

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2015	2016	2017
		NT$	NT$	NT$	US$
					(Note 3)
NET REVENUE	6, 25, 38, 43	$843,497.4	$947,938.3	$977,447.2	$32,977.3

COST OF REVENUE	6, 13, 32, 38, 42	433,117.6	473,077.1	482,616.2	16,282.6

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		410,379.8	474,861.2	494,831.0	16,694.7
REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		15.1	(29.1)	(4.6)	(0.2)

GROSS PROFIT		410,394.9	474,832.1	494,826.4	16,694.5

OPERATING EXPENSES	6, 32, 38
Research and development		65,544.6	71,207.7	80,732.5	2,723.8
General and administrative		17,257.2	19,795.6	21,196.7	715.1
Marketing		5,664.7	5,900.8	5,972.5	201.5

Total operating expenses		88,466.5	96,904.1	107,901.7	3,640.4

OTHER OPERATING INCOME AND EXPENSES, NET	15, 16, 26, 32	(1,880.6)	29.8	(1,365.5)	(46.0)

INCOME FROM OPERATIONS	43	320,047.8	377,957.8	385,559.2	13,008.1

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture	14, 43	4,196.4	3,457.9	3,014.8	101.7
Other income	27	4,750.8	6,454.9	9,610.3	324.2
Foreign exchange gain (loss), net		2,481.4	1,161.3	(1,509.5)	(50.9)
Finance costs	28	(3,190.3)	(3,306.1)	(3,330.3)	(112.4)
Other gains and losses, net	29	22,191.5	195.9	2,817.4	95.1

Total non-operating income and expenses		30,429.8	7,963.9	10,602.7	357.7

INCOME BEFORE INCOME TAX		350,477.6	385,921.7	396,161.9	13,365.8
INCOME TAX EXPENSE	6, 30, 43	47,644.7	54,124.4	51,122.9	1,724.8

NET INCOME		302,832.9	331,797.3	345,039.0	11,641.0

OTHER COMPREHENSIVE INCOME (LOSS)	14, 21, 23, 30
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation		(827.7)	(1,057.2)	(254.7)	(8.6)
Share of other comprehensive loss of associates and joint venture		(2.5)	(20.0)	(20.9)	(0.7)
Income tax benefit related to items that will not be reclassified subsequently		99.3	126.9	30.6	1.0

		(730.9)	(950.3)	(245.0)	(8.3)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2015	2016	2017
		NT$	NT$	NT$	US$
					(Note 3)
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		$6,604.7	$(9,379.5)	$(28,259.6)	$(953.4)
Changes in fair value of available-for-sale financial assets		(20,489.0)	(692.5)	(218.8)	(7.4)
Cash flow hedges		—	—	4.7	0.2
Share of other comprehensive income (loss) of associates and joint venture		(83.0)	16.3	(99.4)	(3.4)
Income tax expense related to items that may be reclassified subsequently		(16.0)	(61.2)	(3.5)	(0.1)

		(13,983.3)	(10,116.9)	(28,576.6)	(964.1)

Other comprehensive loss for the year, net of income tax		(14,714.2)	(11,067.2)	(28,821.6)	(972.4)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		$288,118.7	$320,730.1	$316,217.4	$10,668.6

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$302,850.9	$331,713.7	$344,998.3	$11,639.6
Non-controlling interests		(18.0)	83.6	40.7	1.4

		$302,832.9	$331,797.3	$345,039.0	$11,641.0

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$288,144.8	$320,653.2	$316,181.8	$10,667.4
Non-controlling interests		(26.1)	76.9	35.6	1.2

		$288,118.7	$320,730.1	$316,217.4	$10,668.6

		2015	2016	2017
		Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent
		NT$	NT$	NT$	US$
					(Note 3)
EARNINGS PER SHARE	31
Basic earnings per share		$11.68	$12.79	$13.30	$0.45

Diluted earnings per share		$11.68	$12.79	$13.30	$0.45

EARNINGS PER EQUIVALENT ADS
Basic earnings per share		$58.40	$63.96	$66.52	$2.24

Diluted earnings per share		$58.40	$63.96	$66.52	$2.24

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
								Foreign	Gain/Loss		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	from Available-		Stock - Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	for-sale	Cash Flow	Employee			Non-controlling	Total
	(In Millions)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Financial Assets	Hedges Reserve	Compensation	Total	Total	Interests	Equity
BALANCE, JANUARY 1, 2015	25,929.6	$259,296.6	$55,963.4	$151,250.7	$—	$529,973.5	$681,224.2	$4,502.1	$21,247.5	$(0.3)	$—	$25,749.3	$1,022,233.5	$127.2	$1,022,360.7

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	26,389.9	—	(26,389.9)	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$4.5 per share	—	—	—	—	—	(116,683.5)	(116,683.5)	—	—	—	—	—	(116,683.5)	—	(116,683.5)

Total	—	—	—	26,389.9	—	(143,073.4)	(116,683.5)	—	—	—	—	—	(116,683.5)	—	(116,683.5)

Net income (loss) in 2015	—	—	—	—	—	302,850.9	302,850.9	—	—	—	—	—	302,850.9	(18.0)	302,832.9

Other comprehensive income (loss) in 2015, net of income tax	—	—	—	—	—	(730.9)	(730.9)	6,537.8	(20,512.7)	(0.3)	—	(13,975.2)	(14,706.1)	(8.1)	(14,714.2)

Total comprehensive income (loss) in 2015	—	—	—	—	—	302,120.0	302,120.0	6,537.8	(20,512.7)	(0.3)	—	(13,975.2)	288,144.8	(26.1)	288,118.7

Issuance of stock from exercise of employee stock options	0.7	7.2	131.0	—	—	—	—	—	—	—	—	—	138.2	—	138.2

Disposal of investments accounted for using equity method	—	—	(47.9)	—	—	—	—	—	—	—	—	—	(47.9)	—	(47.9)

Adjustments to share of changes in equities of associates and joint venture	—	—	257.2	—	—	—	—	—	—	—	—	—	257.2	(4.2)	253.0

From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	—	—	—	—	—	(31.1)	(31.1)	—	—	—	—	—	(31.1)	31.1	—

From share of changes in equities of subsidiaries	—	—	(3.5)	—	—	—	—	—	—	—	—	—	(3.5)	3.5	—

Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	(50.2)	(50.2)

Effect of acquisition of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	923.7	923.7

Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	(42.6)	(42.6)

BALANCE, DECEMBER 31, 2015	25,930.3	259,303.8	56,300.2	177,640.6	—	688,989.0	866,629.6	11,039.9	734.8	(0.6)	—	11,774.1	1,194,007.7	962.4	1,194,970.1

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	30,657.4	—	(30,657.4)	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$6 per share	—	—	—	—	—	(155,582.3)	(155,582.3)	—	—	—	—	—	(155,582.3)	—	(155,582.3)

Total	—	—	—	30,657.4	—	(186,239.7)	(155,582.3)	—	—	—	—	—	(155,582.3)	—	(155,582.3)

Net income in 2016	—	—	—	—	—	331,713.7	331,713.7	—	—	—		—	331,713.7	83.6	331,797.3

Other comprehensive income (loss) in 2016, net of income tax	—	—	—	—	—	(950.3)	(950.3)	(9,378.7)	(732.2)	0.7	—	(10,110.2)	(11,060.5)	(6.7)	(11,067.2)

Total comprehensive income (loss) in 2016	—	—	—	—	—	330,763.4	330,763.4	(9,378.7)	(732.2)	0.7	—	(10,110.2)	320,653.2	76.9	320,730.1

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
								Foreign	Gain/Loss		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	from Available-		Stock - Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	for-sale	Cash Flow	Employee			Non-controlling	Total
	(In Millions)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Financial Assets	Hedges Reserve	Compensation	Total	Total	Interests	Equity
Disposal of investments accounted for using equity method	—	—	(56.1)	—	—	—	—	—	—	—	—	—	(56.1)	—	(56.1)

Adjustments to share of changes in equities of associates and joint venture	—	—	21.2	—	—	—	—	—	—	—	—	—	21.2	—	21.2

From share of changes in equities of subsidiaries	—	—	7.0	—	—	—	—	—	—	—	—	—	7.0	(7.0)	—

Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	(235.2)	(235.2)

Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	(2.0)	(2.0)

BALANCE, DECEMBER 31, 2016	25,930.3	259,303.8	56,272.3	208,298.0	—	833,512.7	1,041,810.7	1,661.2	2.6	0.1	—	1,663.9	1,359,050.7	795.1	1,359,845.8

Appropriations of prior year’s earnings
Legal capital reserve	—	$—	$—	$33,424.7	$—	$(33,424.7)	$—	$—	$—	$—	$—	$—	$—	$—	$—
Cash dividends to shareholders - NT$7 per share	—	—	—	—	—	(181,512.7)	(181,512.7)	—	—	—	—	—	(181,512.7)	—	(181,512.7)

Total	—	—	—	33,424.7	—	(214,937.4)	(181,512.7)	—	—	—	—	—	(181,512.7)	—	(181,512.7)

Net income in 2017	—	—	—	—	—	344,998.3	344,998.3	—	—	—	—	—	344,998.3	40.7	345,039.0

Other comprehensive income (loss) in 2017, net of income tax	—	—	—	—	—	(245.0)	(245.0)	(28,358.9)	(216.7)	4.1	—	(28,571.5)	(28,816.5)	(5.1)	(28,821.6)

Total comprehensive income (loss) in 2017	—	—	—	—	—	344,753.3	344,753.3	(28,358.9)	(216.7)	4.1	—	(28,571.5)	316,181.8	35.6	316,217.4

Adjustments to share of changes in equities of associates	—	—	7.1	—	—	—	—	—	—	—	(10.3)	(10.3)	(3.2)	—	(3.2)

From share of changes in equities of subsidiaries	—	—	11.0	—	—	—	—	—	—	—	—	—	11.0	(11.0)	—

Donation from shareholders	—	—	19.2	—	—	—	—	—	—	—	—	—	19.2	1.7	20.9

Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	(113.7)	(113.7)

Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	(8.0)	(8.0)

BALANCE, DECEMBER 31, 2017	25,930.3	$259,303.8	$56,309.6	$241,722.7	$—	$963,328.6	$1,205,051.3	$(26,697.7)	$(214.1)	$4.2	$(10.3)	$(26,917.9)	$1,493,746.8	$699.7	$1,494,446.5

BALANCE, DECEMBER 31, 2017 (IN MILLIONS OF US$ - Note 3)		$8,748.4	$1,899.8	$8,155.3	$—	$32,501.0	$40,656.3	$(900.7)	$(7.2)	$0.1	$(0.4)	$(908.2)	$50,396.3	$23.6	$50,419.9

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2015	2016	2017
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$350,477.6	$385,921.7	$396,161.9	$13,365.8
Adjustments for:
Depreciation expense	219,303.4	220,085.0	255,796.0	8,630.1
Amortization expense	3,202.2	3,743.4	4,346.7	146.6
Finance costs	3,190.3	3,306.1	3,330.3	112.4
Share of profits of associates and joint venture	(4,196.4)	(3,457.9)	(3,014.8)	(101.7)
Interest income	(4,129.3)	(6,317.5)	(9,464.7)	(319.3)
Loss (gain) on disposal or retirement of property, plant and equipment, net	(433.5)	(46.5)	1,097.9	37.0
Impairment loss on property, plant and equipment	2,545.6	—	—	—
Impairment loss on intangible assets	58.5	—	13.5	0.5
Impairment loss on financial assets	154.7	122.2	29.6	1.0
Gain on disposal of available-for-sale financial assets, net	(22,157.9)	(33.2)	(89.8)	(3.0)
Loss (gain) on disposal of investments accounted for using equity method, net	(2,492.1)	260.0	—	—
Loss (gain) from disposal of subsidiaries	138.2	36.1	(17.3)	(0.6)
Unrealized (realized) gross profit on sales to associates	(15.1)	29.1	4.6	0.2
Loss (gain) on foreign exchange, net	2,563.4	(2,656.4)	(9,118.6)	(307.6)
Dividend income	(621.5)	(137.4)	(145.6)	(4.9)
Loss (gain) arising from fair value hedges, net	439.7	(16.9)	30.3	1.0
Gain from lease agreement modification	(430.0)	—	—	—
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(228.6)	(6,326.6)	5,645.1	190.4
Notes and accounts receivable, net	26,630.1	(49,342.7)	1,061.8	35.8
Receivables from related parties	(192.8)	(463.8)	(214.6)	(7.2)
Other receivables from related parties	53.6	(21.8)	(13.9)	(0.5)
Inventories	(655.2)	18,370.1	(25,229.1)	(851.2)
Other financial assets	720.3	(41.6)	(502.3)	(16.9)
Other current assets	263.4	94.5	12.1	0.4
Other noncurrent assets	—	(349.8)	(1,276.1)	(43.1)
Accounts payable	(2,693.4)	7,295.4	2,572.1	86.8
Payables to related parties	(369.1)	139.8	394.2	13.3
Salary and bonus payable	945.0	1,979.8	582.1	19.6
Accrued profit sharing bonus to employees and compensation to directors and supervisors	2,860.3	1,935.1	525.1	17.7
Accrued expenses and other current liabilities	(3,778.3)	3,693.6	30,435.4	1,026.8
Provisions	(382.8)	7,931.9	(4,057.9)	(136.9)
Net defined benefit liability	52.5	46.2	44.6	1.5

Cash generated from operations	570,822.8	585,777.9	648,938.6	21,894.0
Income taxes paid	(40,943.4)	(45,943.3)	(63,620.4)	(2,146.4)

Net cash generated by operating activities	529,879.4	539,834.6	585,318.2	19,747.6

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2015	2016	2017
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	$(15,978.5)	$(83,809.3)	$(101,824.0)	$(3,435.4)
Held-to maturity financial assets	(28,181.9)	(33,625.4)	(1,997.1)	(67.4)
Property, plant and equipment	(257,516.8)	(328,045.3)	(330,588.2)	(11,153.4)
Intangible assets	(4,283.9)	(4,243.1)	(4,480.6)	(151.2)
Land use right	—	(805.3)	(819.7)	(27.6)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	57,861.8	30,128.5	69,538.9	2,346.1
Held-to-maturity financial assets	16,800.0	10,550.0	17,980.6	606.6
Investments accounted for using equity method	5,172.0	—	—	—
Property, plant and equipment	816.9	98.1	326.2	11.0
Proceeds from return of capital of available-for-sale financial assets	—	65.1	14.8	0.5
Derecognition of hedging derivative financial instruments	2.7	8.9	33.0	1.1
Costs from entering into hedging transactions	(495.3)	—	—	—
Interest received	3,641.9	6,353.2	9,526.3	321.4
Proceeds from government grants - property, plant and equipment	—	738.6	2,629.8	88.7
Proceeds from government grants - land use right and others	—	798.5	1.8	0.1
Net cash outflow from acquisition of subsidiary (Note 33)	(51.6)	—	—	—
Net cash inflow from disposal of subsidiary (Note 34)	601.0	—	—	—
Cash outflow from disposal of subsidiary	—	—	(4.1)	(0.1)
Other dividends received	616.7	137.4	145.6	4.9
Dividends received from investments accounted for using equity method	3,407.1	5,478.8	4,245.8	143.3
Refundable deposits paid	(404.5)	(145.0)	(1,327.0)	(44.8)
Refundable deposits refunded	348.4	169.9	433.0	14.6
Decrease in receivables for temporary payments	398.2	706.7	—	—

Net cash used in investing activities	(217,245.8)	(395,439.7)	(336,164.9)	(11,341.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	3,138.7	18,968.9	10,394.3	350.7
Repayment of bonds	—	(23,471.6)	(38,100.0)	(1,285.4)
Repayment of long-term bank loans	—	(8.5)	(31.4)	(1.1)
Interest paid	(3,156.2)	(3,302.4)	(3,482.7)	(117.5)
Decrease in obligations under finance leases	(29.1)	—	—	—
Guarantee deposits received	754.9	6,354.7	950.9	32.1
Guarantee deposits refunded	(742.5)	(523.3)	(3,823.2)	(129.0)
Cash dividends	(116,683.5)	(155,582.3)	(181,512.7)	(6,123.9)
Proceeds from exercise of employee stock options	33.9	—	—	—
Donation from shareholders	—	—	20.9	0.7
Decrease in non-controlling interests	(50.2)	(235.7)	(113.7)	(3.9)

Net cash used in financing activities	(116,734.0)	(157,800.2)	(215,697.6)	(7,277.3)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2015	2016	2017
	NT$	NT$	NT$	US$
				(Note 3)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$8,258.8	$(8,029.8)	$(21,317.8)	$(719.2)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	204,158.4	(21,435.1)	12,137.9	409.5

CASH AND CASH EQUIVALENTS INCLUDED IN NONCURRENT ASSETS HELD FOR SALE, BEGINNING OF YEAR	81.5	—	—	—

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	358,449.0	562,688.9	541,253.8	18,260.9

CASH AND CASH EQUIVALENTS, END OF YEAR	$562,688.9	$541,253.8	$553,391.7	$18,670.4

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

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

The accompanying consolidated financial statements were authorized for issue by the management on April 19, 2018.

3.	U.S. DOLLAR AMOUNTS

TSMC and its subsidiaries (collectively as the “Company”) maintain its accounts and express its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board of the Unites States, which was NT$29.64 to US$1.00 as of December 31, 2017. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS), INTERNATIONAL ACCOUNTING STANDARDS (IAS), IFRIC INTERPRETATIONS (IFRIC), AND SIC INTERPRETATIONS (SIC) ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (IASB) (collectively, “IFRSs”).

a.	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB
Annual Improvements to IFRSs 2014-2016 Cycle	Note
Amendment to IAS 7 “Disclosure Initiative”	January 1, 2017
Amendment to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”	January 1, 2017

Note:	The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

The Company believes that the adoption of aforementioned standards or interpretations did not have a significant effect on the Company’s accounting policies. For additional disclosures required under amendment to IAS 7, please refer to Note 35.

b.	New and revised standards, amendments and interpretations in issue but not yet effective

As of the date that the accompanying consolidated financial statements were authorized for issue, the new, revised or amended IFRSs in issue but not yet adopted by the Company as well as the effective dates issued by the IASB are stated as follows.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB
Annual Improvements to IFRSs 2014-2016 Cycle	Note
Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
Amendment to IFRS 2 “Classification and Measurement of Share-based Payment Transactions”	January 1, 2018
IFRS 9 “Financial Instruments”	January 1, 2018
Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosure”	January 1, 2018
Amendments to IFRS 9 “Prepayment Features with Negative Compensation”	January 1, 2019
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
Amendment to IFRS 15 “Clarifications to IFRS 15”	January 1, 2018
IFRS 16 “Leases”	January 1, 2019
Amendments to IAS 19 “Plan Amendment, Curtailment or Settlement”	January 1, 2019
Amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures”	January 1, 2019
IFRIC 22 “Foreign Currency Transactions and Advance Consideration”	January 1, 2018
IFRIC 23 “Uncertainty over Income Tax Treatments”	January 1, 2019

Note:	The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 9 “Financial Instruments” and related amendments

Classification, measurement and impairment of financial assets

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the invested debt instruments, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)	If the objective of business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

b)	If the objective of business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income (FVTOCI) and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss (FVTPL). However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at FVTOCI. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and investments in debt instruments measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the loss allowance for that financial instrument should be measured at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the loss allowance for that financial instrument should be measured at an amount equal to the lifetime expected credit losses. A simplified approach is allowed for accounts receivables and the loss allowance could be measured at an amount equal to lifetime expected credit losses.

The Company elects not to restate prior reporting period when applying the requirements for the classification, measurement and impairment of financial assets and financial liabilities under IFRS 9 with the cumulative effect of the initial application recognized at the date of initial application.

The anticipated impact on measurement categories, carrying amount and related reconciliation for each class of the Company’s financial assets and financial liabilities when retrospectively applying IFRS 9 on January 1, 2018 is detailed below:

	Measurement Category		Carrying Amount NT$ (In Millions)
	IAS 39	IFRS 9	IAS 39	IFRS 9	Note
Financial Assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$553,391.7	$553,391.7	(1)
Derivatives	Held for trading	Mandatorily at FVTPL	569.8	569.8
	Hedging instruments	Hedging instruments	34.4	34.4
Equity securities	Available-for-sale	FVTOCI	7,422.4	8,389.5	(2)
Debt securities	Available-for-sale	Mandatorily at FVTPL	—	779.5	(3)
		FVTOCI	90,826.1	90,046.6	(3)
	Held-to-maturity	Amortized cost	20,821.7	20,813.4	(4)
Notes and accounts receivable (including related parties), other receivables and refundable deposits	Loans and receivables	Amortized cost	131,024.9	131,269.7	(1)

(Continued)

	Measurement Category		Carrying Amount NT$ (In Millions)
	IAS 39	IFRS 9	IAS 39	IFRS 9	Note
Financial Liabilities
Derivatives	Held for trading	Held for trading	$26.7	$26.7
	Hedging instruments	Hedging instruments	15.6	15.6
Short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, accrued expenses and other current liabilities, bonds payable and guarantee deposits	Amortized cost	Amortized cost	340,501.2	340,501.2

(Concluded)

Financial Assets	Carrying Amount as of December 31, 2017 (IAS 39)	Reclassifi- cations	Remea- surements	Carrying Amount as of January 1, 2018 (IFRS 9)	Retained Earnings Effect on January 1, 2018	Other Equity Effect on January 1, 2018	Note
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
FVTPL	$569.8	$—	$—	$569.8	$—	$—
- Debt instruments
Add: From available for sale	—	779.5	—	779.5	(10.1)	10.1	(3)

	569.8	779.5	—	1,349.3	(10.1)	10.1

FVTOCI	—	—	—	—	—	—
- Equity instruments
Add: From available for sale	—	7,422.4	967.1	8,389.5	1,294.6	(325.9)	(2)
- Debt instruments
Add: From available for sale	—	90,046.6	—	90,046.6	(30.7)	30.7	(3)

	—	97,469.0	967.1	98,436.1	1,263.9	(295.2)

Amortized cost	—	—	—	—	—	—
Add: From held to maturity	—	20,821.7	(8.3)	20,813.4	(8.3)	—	(4)
Add: From loans and receivables	—	684,416.6	244.8	684,661.4	244.8	—	(1)

	—	705,238.3	236.5	705,474.8	236.5	—

Hedging instruments	34.4	—	—	34.4	—	—

Total	$604.2	$803,486.8	$1,203.6	$805,294.6	$1,490.3	$(285.1)

		Carrying Amount as of December 31, 2017 (IAS 39)	Adjustments Arising from Initial Application	Carrying Amount as of January 1, 2018 (IFRS 9)	Retained Earnings Effect on January 1, 2018	Other Equity Effect on January 1, 2018	Note
		NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Investments accounted for using equity method		$17,731.8	$8.3	$17,740.1	$34.0	$(25.7)	(5)

(1)	Cash and cash equivalents, notes and accounts receivable (including related parties), other receivables and refundable deposits were classified as loans and receivables under IAS 39 are now classified at amortized cost with assessment of future 12-month or lifetime expected credit loss under IFRS 9. As a result of retrospective application, the adjustments for accounts receivable would result in a decrease in loss of allowance of NT$244.8 million and an increase in retained earnings of NT$244.8 million on January 1, 2018.
(2)	As equity investments that were previously classified as available-for-sale financial assets under IAS 39 are not held for trading, the Company elected to designate all of these investments as at FVTOCI under IFRS 9. As a result, the related other equity-unrealized gain/loss on available-for-sale financial assets of NT$228.3 million is reclassified to increase other equity - unrealized gain/loss on financial assets at FVTOCI.

As equity investments previously measured at cost under IAS 39 are remeasured at fair value under IFRS 9, the adjustments would result in an increase in financial assets at FVTOCI of NT$967.1 million, an increase in other equity-unrealized gain/loss on financial assets at FVTOCI of NT$968.7 million and a decrease in non-controlling interests of NT$1.6 million on January 1, 2018.

For those equity investments previously classified as available-for-sale financial assets under IAS 39, the impairment losses that the Company had recognized have been accumulated in retained earnings. Since these investments were designated as at FVTOCI under IFRS 9 and no impairment assessment is required, the adjustments would result in a decrease in other equity - unrealized gain/loss on financial assets at FVTOCI of NT$1,294.6 million and an increase in retained earnings of NT$1,294.6 million on January 1, 2018.

(3)	Debt investments were previously classified as available-for-sale financial assets under IAS 39. Under IFRS 9, except for debt instruments of NT$779.5 million whose contractual cash flows are not solely payments of principal and interest on the principal outstanding and therefore are classified as at FVTPL with the related other equity-unrealized gain/loss on available-for-sale financial assets of NT$10.1 million being consequently reclassified to decrease retained earnings, the remaining debt investments are classified as at FVTOCI with assessment of future 12-month expected credit loss because these investments are held within a business model whose objective is both to collect the contractual cash flows and sell the financial assets. The related other equity-unrealized gain/loss on available-for-sale financial assets of NT$434.4 million is reclassified to decrease other equity-unrealized gain/loss on financial assets at FVTOCI. As a result of retrospective application of future 12-month expected credit loss, the adjustments would result in an increase in other equity - unrealized gain/loss on financial assets at FVTOCI of NT$30.7 million and a decrease in retained earnings of NT$30.7 million on January 1, 2018.
(4)	Debt investments previously classified as held-to-maturity financial assets and measured at amortized cost under IAS 39 are classified as measured at amortized cost with assessment of future 12-month expected credit loss under IFRS 9 because the contractual cash flows are solely payments of principal and interest on the principal outstanding and these investments are held within a business model whose objective is to collect the contractual cash flows. As a result of retrospective application of future 12-month expected credit loss, the adjustments would result in an increase in loss allowance of NT$8.3 million and a decrease in retained earnings of NT$8.3 million on January 1, 2018.
(5)	With the retrospective adoption of IFRS 9 by associates accounted for using equity method, the corresponding adjustments made by the Company would result in an increase in investments accounted for using equity method of NT$8.3 million, a decrease in other equity- unrealized gain/loss on financial assets at FVTOCI of NT$23.6 million, a decrease in other equity- unrealized gain/loss on available-for-sale financial assets of NT$2.1 million and an increase in retained earnings of NT$34.0 million on January 1, 2018.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risks eligible for hedge accounting of non-financial items; (2) changing the way the hedging cost of derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

A preliminary assessment of the Company’s current hedging relationships indicates that they will qualify as continuing hedging relationships under IFRS 9. The Company will prospectively apply the requirements for hedge accounting upon initial application of IFRS 9.

2)	IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18 “Revenue,” IAS 11 “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when the entity satisfies a performance obligation.

The Company elects only to retrospectively apply IFRS 15 to contracts that were not completed on January 1, 2018 and elects not to restate prior reporting period with the cumulative effect of the initial application recognized at the date of initial application.

The anticipated impact on assets, liabilities and equity when retrospectively applying IFRS 15 on January 1, 2018 is detailed below:

	Carrying Amount as of December 31, 2017 (IAS 18 and Revenue-related Interpretations)	Adjustments Arising from Initial Application	Carrying Amount as of January 1, 2018 (IFRS 15)	Note
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Inventories	$73,880.7	$(19.7)	$73,861.0	(1)
Other financial assets-current	7,253.1	34.1	7,287.2	(1)
Investments accounted for using equity method	17,731.8	19.5	17,751.3	(1)

Total effect on assets		$33.9

Provisions - current	13,961.8	$(13,961.8)	—	(2)
Accrued expenses and other current liabilities	65,588.4	13,961.8	79,550.2	(2)

Total effect on liabilities		$—

Retained earnings	1,205,051.3	$32.0	1,205,083.3	(1)
Non-controlling interests	699.7	1.9	701.6	(1)

Total effect on equity		$33.9

(1)	Prior to the application of IFRS 15, the Company recognizes revenue based on the accounting treatment of the sales of goods. Under IFRS 15, certain subsidiaries and associates accounted for using equity method will change to recognize revenue over time because customers are deemed to have control over the products when the products are manufactured. As a result, the Company will recognize contract assets (classified under other financial assets) and adjust related assets and equity accordingly.
(2)	Prior to the application of IFRS 15, the Company recognized the estimation of sales returns and allowance as provisions. Under IFRS 15, the Company recognizes such estimation as refund liability (classified under accrued expenses and other current liabilities).

3)	IFRS 16 “Leases”

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

Except for the aforementioned impact, as of the date the accompanying consolidated financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

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

Income and expenses of subsidiaries acquired or disposed of are included in the consolidated statement of profit or loss and other comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the shareholders of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to shareholders of the parent.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between:

a.	the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and

b.	the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interest.

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

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		December 31, 2016	December 31, 2017	Note
TSMC	TSMC North America	Selling and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	Tortola, British Virgin Islands	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	a)

(Continued)

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		December 31, 2016	December 31, 2017	Note
TSMC	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	—
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	b)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	a), c)
	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsinchu, Taiwan	87%	87%	d)
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in the manufacturing related business in the semiconductor industry	Delaware, U.S.A.	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a), e)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a), e)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	58%	39%	a), f)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	a)
VTAF III, VTAF II and TSMC	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	—	a), g)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not audited by the Company’s independent accountants.

Note b:	Under the investment agreement entered into with the municipal government of Nanjing, China on March 28, 2016, the Company will make an investment in Nanjing in the amount of approximately US$3 billion to establish a subsidiary operating a 300mm wafer fab with the capacity of 20,000 12-inch wafers per month, and a design service center. TSMC Nanjing was established in May 2016.

Note c:	TSMC Solar Europe GmbH is under liquidation procedures.

Note d:	To simplify investment structure, VisEra Tech owned by VisEra Holding Company (VisEra Holding) was transferred to TSMC in the third quarter of 2016. In October 2016, VisEra Holding was incorporated into TSMC Partners, the subsidiary of TSMC.

Note e:	ISDF and ISDF II are under liquidation procedures.

Note f:	Starting December 2017, the Company no longer had the majority of voting power and control over Mutual-Pak. As a result, Mutual-Pak is no longer consolidated and is accounted for using the equity method.

Note g:	VTA Holdings completed the liquidation procedures in April 2017.

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

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

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

Financial Assets

Financial assets are classified into the following specified categories: Financial assets “at FVTPL”, “held-to-maturity” financial assets, “available-for-sale” financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

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

Financial Instruments Designated as at Fair Value through Profit or Loss

A financial instrument may be designated as at FVTPL upon initial recognition. The financial instrument forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis.

Hedge Accounting

Fair Value Hedge

The Company designates certain hedging instruments, such as interest rate futures contracts, to partially hedge against the price risk caused by changes in interest rates in the Company’s investments in fixed income securities as fair value hedge. Changes in the fair value of hedging instrument that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset that are attributable to the hedged risk.

Cash Flow Hedge

The Company designates certain hedging instruments, such as forward exchange contracts, to partially hedge its foreign exchange rate risks associated with certain highly probable forecast transactions, such as capital expenditures. The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When the forecast transactions actually take place, the associated gains or losses that were recognized in other comprehensive income are removed from equity and included in the initial cost of the hedged items. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.

For the aforementioned fair value hedge and cash flow hedge, hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instruments expire or are sold, terminated, or exercised, or no longer meet the criteria for hedge accounting.

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

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method over the following estimated useful lives: land improvements—20 years; buildings—10 to 20 years; machinery and equipment—2 to 5 years; office equipment—3 to 5 years; and leased assets—20 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

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

The Company as lessee

Assets held under finance lease are initially recognized as assets of the Company at the fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is recognized as an obligation under finance lease.

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

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years or contract period; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

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

Current tax

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) is expensed in the year the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, net operating loss carryforwards and tax credits for research and development expenses to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

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

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Non-controlling interests are initially measured at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets.

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

In the application of the aforementioned Company’s accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 5 are satisfied. The Company also records a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms, and the Company periodically reviews the adequacy of the estimation used.

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

7.	CASH AND CASH EQUIVALENTS

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Cash and deposits in banks	$536,895.3	$551,919.8
Agency bonds	—	776.0
Commercial paper	1,997.2	695.9
Repurchase agreements collateralized by corporate bonds	2,361.3	—

	$541,253.8	$553,391.7

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

8.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets

Held for trading
Forward exchange contracts	$142.4	$569.8
Cross currency swap contracts	11.0	—

	153.4	569.8

Designated as at FVTPL
Time deposit	6,297.7	—

	$6,451.1	$569.8

Financial liabilities

Held for trading
Forward exchange contracts	$91.6	$26.7
Designated as at FVTPL
Forward exchange contracts	99.5	—

	$191.1	$26.7

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. These derivative contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Millions)
December 31, 2016

Sell NT$/Buy EUR	January 2017	NT$5,393.3/EUR159.4
Sell NT$/Buy JPY	January 2017	NT$7,314.8/JPY26,501.8
Sell US$/Buy EUR	January 2017	US$4.2/EUR4.0
Sell US$/Buy JPY	January 2017	US$0.4/JPY50.0
Sell US$/Buy NT$	January 2017 to February 2017	US$439.0/NT$14,138.2
Sell US$/Buy RMB	January 2017 to June 2017	US$421.8/RMB2,908.4

December 31, 2017

Sell NT$/Buy EUR	January 2018 to February 2018	NT$6,002.8/EUR169.0
Sell NT$/Buy JPY	February 2018	NT$996.3/JPY3,800.0
Sell US$/Buy JPY	January 2018	US$2.2/JPY246.7
Sell US$/Buy RMB	January 2018	US$558.0/RMB3,679.6
Sell US$/Buy NT$	January 2018 to February 2018	US$1,661.5/NT$49,673.3
Sell RMB /Buy EUR	January 2018	RMB39.0/EUR5.0
Sell RMB/Buy JPY	January 2018	RMB409.7/JPY7,062.5
Sell RMB/Buy GBP	January 2018	RMB3.6/GBP0.4

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Millions)	Range of Interest Rates Paid	Range of Interest Rates Received
December 31, 2016

January 2017	US$170.0/ NT$5,487.6	3.98%	—

9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Corporate bonds	$29,999.5	$40,165.2
Agency bonds/Agency mortgage-backed securities	14,880.5	29,235.4
Asset-backed securities	11,254.7	13,459.5
Government bonds	8,457.4	7,817.7
Publicly traded stocks	3,196.7	2,548.1
Non-publicly traded stocks	2,944.9	2,532.3
Mutual funds	1,157.6	2,342.0
Commercial paper	—	148.3

	$71,891.3	$98,248.5

Current portion	$67,788.8	$93,374.2
Noncurrent portion	4,102.5	4,874.3

	$71,891.3	$98,248.5

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

10.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Corporate bonds	$23,849.7	$19,338.8
Structured product	1,609.9	1,482.9
Commercial paper	8,628.2	—
Negotiable certificate of deposit	4,829.9	—

	$38,917.7	$20,821.7

Current portion	$16,610.1	$1,988.4
Noncurrent portion	22,307.6	18,833.3

	$38,917.7	$20,821.7

11.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets - current
Fair value hedges
Interest rate futures contracts	$5.6	$27.0
Cash flow hedges
Forward exchange contracts	—	7.4

	$5.6	$34.4

Financial liabilities- current
Cash flow hedges
Forward exchange contracts	$—	$15.6

The Company entered into interest rate futures contracts, which are used to hedge against the price risk caused by changes in interest rates in the Company’s investments in fixed income securities.

The outstanding interest rate futures contracts consisted of the following:

Maturity Period	Contract Amount (US$ in Millions)
December 31, 2016
March 2017	US$	53.6

December 31, 2017
March 2018	US$	169.4

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions, such as capital expenditures. These contracts have maturities of 12 months or less.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Millions)
December 31, 2017
Sell NT$/Buy EUR	February 2018 to May 2018	NT$2,649.1/EUR75.0

12.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Notes and accounts receivable	$128,815.4	$121,605.0
Allowance for doubtful receivables	(480.1)	(471.8)

Notes and accounts receivable, net	$128,335.3	$121,133.2

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. There was no impairment concern for the accounts receivable that were past due without recognizing a specific allowance for doubtful receivables since there was no significant change in the credit quality of its customers after the assessment. In addition, the Company has obtained guarantee against certain receivables.

Aging analysis of notes and accounts receivable, net

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Neither past due nor impaired	$108,411.4	$105,295.2
Past due but not impaired
Past due within 30 days	15,017.8	13,984.1
Past due 31-60 days	1,844.8	929.7
Past due 61-120 days	3,061.3	582.8
Past due over 121 days	—	341.4

	$128,335.3	$121,133.2

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance at January 1, 2015	$8.1	$478.6	$486.7
Provision	28.6	4.8	33.4
Reversal/Write-off	(29.1)	(4.7)	(33.8)
Effect of acquisition of subsidiary	1.8	—	1.8
Effect of exchange rate changes	0.8	(0.7)	0.1

Balance at December 31, 2015	$10.2	$478.0	$488.2

(Continued)

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance at January 1, 2016	$10.2	$478.0	$488.2
Provision	—	0.3	0.3
Reversal/Write-off	(8.4)	—	(8.4)

Balance at December 31, 2016	$1.8	$478.3	$480.1

Balance at January 1, 2017	$1.8	$478.3	$480.1
Reversal/Write-off	(1.8)	(6.3)	(8.1)
Effect of exchange rate changes	—	(0.2)	(0.2)

Balance at December 31, 2017	$—	$471.8	$471.8

(Concluded)

Aging analysis of accounts receivable that is individually determined as impaired

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Past due over 121 days	$1.8	$—

13.	INVENTORIES

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Finished goods	$8,521.9	$9,923.3
Work in process	33,330.8	53,362.2
Raw materials	4,012.2	7,143.8
Supplies and spare parts	2,817.3	3,451.4

	$48,682.2	$73,880.7

Write-down of inventories to net realizable value in the amount of NT$464.4 million and NT$1,542.8 million (excluding earthquake losses), respectively, were included in the cost of revenue for the years ended December 31, 2015 and 2016. Reversal of write-down of inventories resulting from the increase in net realizable value (excluding earthquake losses) in the amount of NT$840.9 million was included in the cost of revenue for the year ended December 31, 2017. Please refer to related earthquake losses in Note 42.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

a.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
			NT$	NT$
			(In Millions)	(In Millions)
Vanguard International Semiconductor Corporation (VIS)	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$8,665.0	$8,465.0	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and selling of integrated circuits and other semiconductor devices	Singapore	7,163.5	5,677.6	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	2,599.8	2,292.1	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,157.0	1,273.9	35%	35%
Mutual-Pak	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	—	23.2	—	39%

			$19,585.3	$17,731.8

In the second quarter of 2015, the Company sold 82.0 million common shares of VIS and recognized a disposal gain of NT$2,273.2 million. After the sale, the Company owned approximately 28.3% of the equity interest in VIS.

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

Starting December 2017, the Company no longer had the majority of voting power and control over Mutual-Pak. As a result, Mutual-Pak is no longer consolidated and is accounted for using the equity method.

The summarized financial information in respect of each of the Company’s material associates is set out below. The summarized financial information below represents amounts shown in the associate’s financial statements prepared in accordance with IFRSs adjusted by the Company using the equity method of accounting. As of December 31, 2017, no investments in associates are individually material to the Company.

1)	VIS

December 31, 2016
NT$
(In Millions)
Current assets	$25,662.9

Noncurrent assets	$9,501.4

Current liabilities	$5,975.7

Noncurrent liabilities	$804.1

	Years Ended December 31
	2015	2016
	NT$	NT$
	(In Millions)	(In Millions)
Net revenue	$23,319.7	$25,828.6

Income from operations	$4,593.4	$6,083.6

Net income	$4,253.9	$5,389.6

Other comprehensive income (loss)	$(61.9)	$5.6

Total comprehensive income	$4,192.0	$5,395.2

Cash dividends received	$1,206.4	$1,207.0

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate was as follows:

December 31, 2016
NT$
(In Millions)
Net assets	$28,384.5
Percentage of ownership	28%

The Company’s share of net assets of the associate	8,038.5
Goodwill	626.5

Carrying amount of the investment	$8,665.0

2)	SSMC

December 31, 2016
NT$
(In Millions)
Current assets	$14,585.1

Noncurrent assets	$5,360.1

Current liabilities	$1,746.6

Noncurrent liabilities	$286.3

	Years Ended December 31
	2015	2016
	NT$	NT$
	(In Millions)	(In Millions)
Net revenue	$15,026.0	$14,045.9

Income from operations	$5,802.3	$4,921.7

Net income	$5,904.6	$4,918.1

Total comprehensive income	$5,904.6	$4,918.1

Cash dividends received	$1,556.6	$4,076.2

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate was as follows:

December 31, 2016
NT$
(In Millions)
Net assets	$17,912.3
Percentage of ownership	39%

The Company’s share of net assets of the associate	6,948.2
Goodwill	214.0
Other adjustments	1.3

Carrying amount of the investment	$7,163.5

Aggregate information of associates that are not individually material was summarized as follows:

	Years Ended December 31
	2015	2016
	NT$	NT$
	(In Millions)	(In Millions)
The Company’s share of profits (losses) of associates	$(154.2)	$22.5

The Company’s share of other comprehensive income (loss) of associates	$7.9	$(5.2)

The Company’s share of total comprehensive income (loss) of associates	$(146.3)	$17.3

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

	December 31, 2016	December 31, 2017
	NT$	NT$
Name of Associate	(In Millions)	(In Millions)
VIS	$26,089.4	$30,638.8

GUC	$3,665.0	$11,905.4

Xintec	$3,622.2	$9,180.8

b.	Investments in joint venture

The Company and OVT entered into a joint agreement to invest in VisEra Holding. The Company acquired OVT’s 49.1% ownership in VisEra Holding on November 20, 2015. As a result, the Company has obtained control of VisEra Holding and consolidated VisEra Holding since November 20, 2015. Please refer to Note 33 for related disclosures.

15.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost
Balance at January 1, 2015	$4,036.8	$269,163.9	$1,754,170.2	$27,960.8	$841.2	$109,334.7	$2,165,507.6
Additions	—	26,960.5	142,090.4	3,428.6	—	82,595.3	255,074.8
Disposals or retirements	—	(75.0)	(5,923.0)	(1,170.0)	—	—	(7,168.0)
Lease agreement modification	—	—	—	—	(824.1)	—	(824.1)
Effect of acquisition of subsidiary	—	624.7	1,402.0	447.9	—	176.6	2,651.2
Effect of exchange rate changes	30.6	127.8	1,750.0	32.7	(10.0)	4.9	1,936.0

Balance at December 31, 2015	$4,067.4	$296,801.9	$1,893,489.6	$30,700.0	$7.1	$192,111.5	$2,417,177.5

Accumulated depreciation and impairment
Balance at January 1, 2015	$459.2	$141,245.9	$1,188,388.4	$16,767.9	$447.4	$—	$1,347,308.8
Additions	28.9	16,312.6	199,185.0	3,751.7	25.2	—	219,303.4
Disposals or retirements	—	(74.0)	(5,585.4)	(1,125.2)	—	—	(6,784.6)
Lease agreement modification	—	—	—	—	(460.4)	—	(460.4)
Impairment	—	278.1	2,256.8	10.7	—	—	2,545.6
Effect of exchange rate changes	18.1	147.6	1,612.9	20.9	(5.1)	—	1,794.4

Balance at December 31, 2015	$506.2	$157,910.2	$1,385,857.7	$19,426.0	$7.1	$—	$1,563,707.2

Carrying amounts at December 31, 2015	$3,561.2	$138,891.7	$507,631.9	$11,274.0	$—	$192,111.5	$853,470.3

Cost
Balance at January 1, 2016	$4,067.4	$296,801.9	$1,893,489.6	$30,700.0	$7.1	$192,111.5	$2,417,177.5
Additions	—	9,113.3	156,874.2	4,584.1	—	195,256.0	365,827.6
Disposals or retirements	—	(13.4)	(3,094.2)	(469.2)	—	—	(3,576.8)
Reclassification	—	—	—	7.1	(7.1)	—	—
Effect of exchange rate changes	(18.1)	(1,497.3)	(4,401.9)	(92.4)	—	(167.8)	(6,177.5)

Balance at December 31, 2016	$4,049.3	$304,404.5	$2,042,867.7	$34,729.6	$—	$387,199.7	$2,773,250.8

Accumulated depreciation and impairment
Balance at January 1, 2016	$506.2	$157,910.2	$1,385,857.7	$19,426.0	$7.1	$—	$1,563,707.2
Additions	29.4	17,540.5	198,189.4	4,325.7	—	—	220,085.0
Disposals or retirements	—	(7.3)	(3,049.5)	(468.4)	—	—	(3,525.2)
Reclassification	—	—	—	7.1	(7.1)	—	—
Effect of exchange rate changes	(10.8)	(1,094.3)	(3,620.1)	(68.7)	—	—	(4,793.9)

Balance at December 31, 2016	$524.8	$174,349.1	$1,577,377.5	$23,221.7	$—	$—	$1,775,473.1

Carrying amounts at December 31, 2016	$3,524.5	$130,055.4	$465,490.2	$11,507.9	$—	$387,199.7	$997,777.7

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost
Balance at January 1, 2017	$4,049.3	$304,404.5	$2,042,867.7	$34,729.6	$—	$387,199.7	$2,773,250.8
Additions (Deductions)	—	75,594.7	458,605.8	8,195.9	—	(219,902.5)	322,493.9
Disposals or retirements	—	(37.0)	(9,553.0)	(377.8)	—	—	(9,967.8)
Reclassification	—	—	8.8	1.5	—	—	10.3
Effect of disposal of subsidiary	—	—	(51.2)	(14.8)	—	(0.5)	(66.5)
Effect of exchange rate changes	(66.1)	(827.6)	(4,125.8)	(142.9)	—	56.8	(5,105.6)

Balance at December 31, 2017	$3,983.2	$379,134.6	$2,487,752.3	$42,391.5	$—	$167,353.5	$3,080,615.1

Accumulated depreciation and impairment
Balance at January 1, 2017	$524.8	$174,349.1	$1,577,377.5	$23,221.7	$—	$—	$1,775,473.1
Additions	27.8	20,844.6	229,985.6	4,938.0	—	—	255,796.0
Disposals or retirements	—	(28.8)	(8,114.3)	(377.5)	—	—	(8,520.6)
Reclassification	—	—	8.2	1.5	—	—	9.7
Effect of disposal of subsidiary	—	—	(42.8)	(13.9)	—	—	(56.7)
Effect of exchange rate changes	(42.1)	(718.4)	(3,765.3)	(102.9)	—	—	(4,628.7)

Balance at December 31, 2017	$510.5	$194,446.5	$1,795,448.9	$27,666.9	$—	$—	$2,018,072.8

Carrying amounts at December 31, 2017	$3,472.7	$184,688.1	$692,303.4	$14,724.6	$—	$167,353.5	$1,062,542.3

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In August 2015, TSMC Solar Ltd. (TSMC Solar) ceased its manufacturing operations. In the third quarter of 2015, the Company recognized an impairment loss of NT$2,286.0 million since the carrying amounts of certain machinery and equipment, office equipment and mechanical and electrical power equipment were not expected to be recoverable. The recoverable amount determined on the basis of value in use is nil. Such impairment loss was included in other operating income and expenses.

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

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost
Balance at January 1, 2015	$5,888.8	$6,350.3	$18,697.1	$4,292.5	$35,228.7
Additions	—	2,112.5	867.8	587.8	3,568.1
Retirements	—	—	(101.4)	—	(101.4)
Effect of acquisition of subsidiary	52.7	—	12.1	—	64.8
Effect of exchange rate changes	163.3	(8.5)	(1.2)	(1.3)	152.3

Balance at December 31, 2015	$6,104.8	$8,454.3	$19,474.4	$4,879.0	$38,912.5

Accumulated amortization and impairment
Balance at January 1, 2015	$—	$3,778.9	$14,861.1	$3,057.2	$21,697.2
Additions	—	950.9	1,672.6	578.7	3,202.2
Retirements	—	—	(101.4)	—	(101.4)
Impairment	—	58.1	0.4	—	58.5
Effect of exchange rate changes	—	(8.5)	(1.1)	(0.3)	(9.9)

Balance at December 31, 2015	$—	$4,779.4	$16,431.6	$3,635.6	$24,846.6

Carrying amounts at December 31, 2015	$6,104.8	$3,674.9	$3,042.8	$1,243.4	$14,065.9

Cost
Balance at January 1, 2016	$6,104.8	$8,454.3	$19,474.4	$4,879.0	$38,912.5
Additions	—	1,091.3	2,788.5	519.3	4,399.1
Retirements	—	—	(5.2)	—	(5.2)
Effect of exchange rate changes	(96.8)	0.4	(14.1)	(11.9)	(122.4)

Balance at December 31, 2016	$6,008.0	$9,546.0	$22,243.6	$5,386.4	$43,184.0

Accumulated amortization and impairment
Balance at January 1, 2016	$—	$4,779.4	$16,431.6	$3,635.6	$24,846.6
Additions	—	1,367.4	1,730.8	645.2	3,743.4
Retirements	—	—	(5.2)	—	(5.2)
Effect of exchange rate changes	—	0.4	(12.7)	(3.3)	(15.6)

Balance at December 31, 2016	$—	$6,147.2	$18,144.5	$4,277.5	$28,569.2

Carrying amounts at December 31, 2016	$6,008.0	$3,398.8	$4,099.1	$1,108.9	$14,614.8

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost
Balance at January 1, 2017	$6,008.0	$9,546.0	$22,243.6	$5,386.4	$43,184.0
Additions	—	897.9	3,021.1	349.2	4,268.2
Retirements	—	—	(75.2)	—	(75.2)
Reclassification	—	—	7.7	(18.0)	(10.3)
Effect of disposal of subsidiary	(13.5)	—	(7.7)	—	(21.2)
Effect of exchange rate changes	(345.8)	(0.6)	(3.2)	(1.6)	(351.2)

Balance at December 31, 2017	$5,648.7	$10,443.3	$25,186.3	$5,716.0	$46,994.3

Accumulated amortization and impairment
Balance at January 1, 2017	$—	$6,147.2	$18,144.5	$4,277.5	$28,569.2
Additions	—	1,548.3	2,310.7	487.7	4,346.7
Retirements	—	—	(75.2)	—	(75.2)
Reclassification	—	—	7.4	(17.1)	(9.7)
Impairment	13.5	—	—	—	13.5
Effect of disposal of subsidiary	(13.5)	—	(7.6)	—	(21.1)
Effect of exchange rate changes	—	(0.6)	(3.1)	(0.6)	(4.3)

Balance at December 31, 2017	$—	$7,694.9	$20,376.7	$4,747.5	$32,819.1

Carrying amounts at December 31, 2017	$5,648.7	$2,748.4	$4,809.6	$968.5	$14,175.2

(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rates of 8.4% and 8.5% in its test of impairment as of December 31, 2016 and 2017, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2015 and 2016, the Company did not recognize any impairment loss on goodwill. For the year ended December 31, 2017, the Company assessed goodwill impairment and recognized an impairment loss of NT$13.5 million related to a subsidiary since the operating result of this cash generating unit was not as expected and the recoverable amount of goodwill was nil. Such impairment loss was recognized in other operating income and expenses.

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

17.	OTHER ASSETS

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Tax receivable	$2,325.8	$4,021.6
Prepaid expenses	1,007.0	1,559.9
Others	1,553.0	1,624.0

	$4,885.8	$7,205.5

(Continued)

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Current portion	$3,385.4	$4,222.4
Noncurrent portion	1,500.4	2,983.1

	$4,885.8	$7,205.5

(Concluded)

18.	SHORT-TERM LOANS

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Unsecured loans
Amount	$57,958.2	$63,766.8

Original loan content
US$ (in millions)	$1,800.0	$2,150.0
Annual interest rate	0.87%-1.07%	1.54%-1.82%
Maturity date	Due by January 2017	Due by February 2018

19.	PROVISIONS

The Company’s current provisions were provisions for sales returns and allowances.

Sales Returns and Allowances
NT$ (In Millions)
Year ended December 31, 2015
Balance, beginning of year	$10,445.5
Provision	17,723.2
Payment	(18,133.1)
Effect of acquisition of subsidiary	126.0
Effect of exchange rate changes	1.9

Balance, end of year	$10,163.5

(Continued)

Sales Returns and Allowances
NT$ (In Millions)
Year ended December 31, 2016
Balance, beginning of year	$10,163.5
Provision	36,519.3
Payment	(28,569.3)
Effect of exchange rate changes	(75.7)

Balance, end of year	$18,037.8

Year ended December 31, 2017
Balance, beginning of year	$18,037.8
Provision	44,833.6
Payment	(48,884.7)
Effect of exchange rate changes	(24.9)

Balance, end of year	$13,961.8

(Concluded)

Provisions for sales returns and allowances are estimated based on historical experience and the consideration of varying contractual terms, and are recognized as a reduction of revenue in the same year of the related product sales.

20.	BONDS PAYABLE

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Domestic unsecured bonds	$154,200.0	$116,100.0
Overseas unsecured bonds	37,028.9	34,107.8

	191,228.9	150,207.8
Less: Discounts on bonds payable	(35.3)	(6.7)
Less: Current portion	(38,100.0)	(58,401.1)

	$153,093.6	$91,800.0

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment
100-1	A	September 2011 to September 2016	$10,500.0	1.40%	Bullet repayment; interest payable annually
	B	September 2011 to September 2018	7,500.0	1.63%	The same as above
100-2	A	January 2012 to January 2017	10,000.0	1.29%	The same as above
	B	January 2012 to January 2019	7,000.0	1.46%	The same as above
101-1	A	August 2012 to August 2017	9,900.0	1.28%	The same as above
	B	August 2012 to August 2019	9,000.0	1.40%	The same as above
101-2	A	September 2012 to September 2017	12,700.0	1.28%	The same as above
	B	September 2012 to September 2019	9,000.0	1.39%	The same as above
101-3	—	October 2012 to October 2022	4,400.0	1.53%	The same as above
101-4	A	January 2013 to January 2018	10,600.0	1.23%	The same as above
	B	January 2013 to January 2020	10,000.0	1.35%	The same as above
	C	January 2013 to January 2023	3,000.0	1.49%	The same as above
102-1	A	February 2013 to February 2018	6,200.0	1.23%	The same as above
	B	February 2013 to February 2020	11,600.0	1.38%	The same as above
	C	February 2013 to February 2023	3,600.0	1.50%	The same as above
102-2	A	July 2013 to July 2020	10,200.0	1.50%	The same as above
	B	July 2013 to July 2023	3,500.0	1.70%	The same as above
102-3	A	August 2013 to August 2017	4,000.0	1.34%	The same as above
	B	August 2013 to August 2019	8,500.0	1.52%	The same as above
102-4	A	September 2013 to September 2016	1,500.0	1.35%	The same as above
	B	September 2013 to September 2017	1,500.0	1.45%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment
102-4	C	September 2013 to March 2019	$1,400.0	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600.0	1.85%	The same as above
	E	September 2013 to March 2023	5,400.0	2.05%	The same as above
	F	September 2013 to September 2023	2,600.0	2.10%	Bullet repayment; interest payable annually

(Concluded)

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount US$ (In Millions)	Coupon Rate	Repayment and Interest Payment
April 2013 to April 2016	$350.0	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150.0	1.625%	The same as above

21.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, Mutual-Pak, TSMC Solar and VisEra Tech have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Nanjing, TSMC Europe, TSMC Canada, TSMC Technology, TSMC Solar North America, Inc. (TSMC Solar NA) and TSMC Solar Europe GmbH also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$2,002.6 million, NT$2,164.9 million and NT$2,369.9 million for the years ended December 31, 2015, 2016 and 2017, respectively.

b.	Defined benefit plans

TSMC and TSMC Solar have defined benefit plans under the R.O.C. Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The Funds are operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds.

Amounts recognized in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Current service cost	$134.5	$132.8	$145.0
Net interest expense	144.4	139.4	126.5

Components of defined benefit costs recognized in profit or loss	278.9	272.2	271.5

Remeasurement on the net defined benefit liability:

Return on plan assets (excluding amounts included in net interest expense)	(13.7)	45.7	29.3
Actuarial loss arising from experience adjustments	297.1	38.2	483.9
Actuarial loss (gain) arising from changes in financial assumptions	544.3	694.6	(258.5)
Actuarial loss arising from changes in demographic assumptions	—	278.7	—

Components of defined benefit costs recognized in other comprehensive income	827.7	1,057.2	254.7

Total	$1,106.6	$1,329.4	$526.2

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Cost of revenue	$189.5	$177.0	$175.3
Research and development expenses	81.3	73.4	75.3
General and administrative expenses	3.1	17.4	16.7
Marketing expenses	5.0	4.4	4.2

	$278.9	$272.2	$271.5

The amounts arising from the defined benefit obligation of the Company were as follows:

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Present value of defined benefit obligation	$12,480.5	$12,774.6
Fair value of plan assets	(3,929.1)	(3,923.9)

Net defined benefit liability	$8,551.4	$8,850.7

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$10,265.3	$11,318.1	$12,480.5
Current service cost	134.5	132.8	145.0
Interest expense	228.4	213.0	185.6
Remeasurement losses (gains):
Actuarial loss arising from experience adjustments	297.1	38.2	483.9
Actuarial loss (gain) arising from changes in financial assumptions	544.3	694.6	(258.5)
Actuarial loss arising from changes in demographic assumptions	—	278.7	—
Benefits paid from plan assets	(146.1)	(194.9)	(261.9)
Benefits paid directly by the Company	(5.4)	—	—

Balance, end of year	$11,318.1	$12,480.5	$12,774.6

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$3,697.5	$3,870.1	$3,929.1
Interest income	84.0	73.6	59.1
Remeasurement gains (losses) :
Return on plan assets (excluding amounts included in net interest expense)	13.7	(45.7)	(29.3)
Contributions from employer	221.0	226.0	226.9
Benefits paid from plan assets	(146.1)	(194.9)	(261.9)

Balance, end of year	$3,870.1	$3,929.1	$3,923.9

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Cash	$818.4	$707.5
Equity instruments	1,853.0	1,993.3
Debt instruments	1,257.7	1,223.1

	$3,929.1	$3,923.9

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2016	December 31, 2017
Discount rate	1.50%	1.65%
Future salary increase rate	3.00%	3.00%

Through the defined benefit plans under the R.O.C. Labor Standards Law, the Company is exposed to the following risks:

1)	Investment risk: The pension funds are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the government’s designated authorities or under the mandated management. However, under the R.O.C. Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

2)	Interest risk: A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the debt investments of the plan assets.

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$970.3 million and NT$890.1 million as of December 31, 2016 and 2017, respectively.

3)	Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$951.4 million and NT$873.8 million as of December 31, 2016 and 2017, respectively.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability.

The Company expects to make contributions of NT$233.7 million to the defined benefit plans in the next year starting from December 31, 2017. The weighted average duration of the defined benefit obligation is 13 years.

22.	GUARANTEE DEPOSITS

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Capacity guarantee	$20,929.3	$13,346.6
Receivables guarantee	5,560.0	2,427.5
Others	181.3	306.5

	$26,670.6	$16,080.6

Current portion (classified under accrued expenses and other current liabilities)	$12,000.2	$8,493.8
Noncurrent portion	14,670.4	7,586.8

	$26,670.6	$16,080.6

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

23.	EQUITY

a.	Capital stock

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Authorized shares	28,050.0	28,050.0

Authorized capital	$280,500.0	$280,500.0

Issued and paid shares	25,930.3	25,930.3

Issued capital	$259,303.8	$259,303.8

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500.0 million shares allocated for the exercise of employee stock options.

As of December 31, 2017, 1,068.2 million ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,340.8 million shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Additional paid-in capital	$24,185.0	$24,185.0
From merger	22,804.5	22,804.5
From convertible bonds	8,892.9	8,892.9
From share of changes in equities of subsidiaries	107.8	118.8
From share of changes in equities of associates	282.1	289.2
Donations	—	19.2

	$56,272.3	$56,309.6

Under the R.O.C. relevant laws, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates and dividend of a claim extinguished by a prescription may be used to offset a deficit; however, when generated from issuance of restricted shares for employees, such capital surplus may not be used for any purpose.

c.	Retained earnings and dividend policy

In accordance with the amendments to the R.O.C. Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The amendments to TSMC’s Articles of Incorporation on earnings distribution policy had been approved by TSMC’s shareholders in its meeting held on June 7, 2016. For policy about the profit sharing bonus to employees, please refer to Note 32.

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

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

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

The appropriations of 2015 and 2016 earnings have been approved by TSMC’s shareholders in its meetings held on June 7, 2016 and on June 8, 2017, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2015	Year 2016	Year 2015	Year 2016
	NT$	NT$
	(In Millions)	(In Millions)
Legal capital reserve	$30,657.4	$33,424.7
Cash dividends to shareholders	155,582.3	181,512.7	$6	$7

	$186,239.7	$214,937.4

TSMC’s appropriations of earnings for 2017 had been approved in the meeting of the Board of Directors held on February 13, 2018. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2017	For Fiscal Year 2017
	NT$
	(In Millions)
Legal capital reserve	$34,311.2
Special capital reserve	26,907.5
Cash dividends to shareholders	207,443.0	$8

	$268,661.7

The appropriations of earnings for 2017 are to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 5, 2018 (expected).

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2015
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$4,502.1	$21,247.5	$(0.3)	$25,749.3
Exchange differences arising on translation of foreign operations	8,061.8	—	—	8,061.8
Other comprehensive income/losses reclassified to profit or loss upon disposal of subsidiaries	138.1	—	—	138.1
Changes in fair value of available-for-sale financial assets	—	(5.6)	—	(5.6)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(1,595.4)	(20,475.2)	—	(22,070.6)
Share of other comprehensive income/(loss) of associates and joint venture	(60.6)	(18.0)	(0.3)	(78.9)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	(6.1)	2.1	—	(4.0)
Income tax effect	—	(16.0)	—	(16.0)

Balance, end of year	$11,039.9	$734.8	$(0.6)	$11,774.1

	Year Ended December 31, 2016
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$11,039.9	$734.8	$(0.6)	$11,774.1
Exchange differences arising on translation of foreign operations	(9,409.2)	—	—	(9,409.2)
Other comprehensive income reclassified to profit or loss upon disposal of subsidiaries	36.1	—	—	36.1
Changes in fair value of available-for-sale financial assets	—	(696.3)	—	(696.3)

(Continued)

	Year Ended December 31, 2016
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	$—	$4.1	$—	$4.1
Share of other comprehensive income (loss) of associates	(0.9)	24.7	0.7	24.5
Other comprehensive loss reclassified to profit or loss upon disposal of associates	(4.7)	(3.5)	—	(8.2)
Income tax effect	—	(61.2)	—	(61.2)

Balance, end of year	$1,661.2	$2.6	$0.1	$1,663.9

(Concluded)

	Year Ended December 31, 2017
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Unearned Stock-Based Employee Compensation	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$1,661.2	$2.6	$0.1	$—	$1,663.9
Exchange differences arising on translation of foreign operations	(28,257.4)	—	—	—	(28,257.4)
Changes in fair value of available-for-sale financial assets	—	(154.7)	—	—	(154.7)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(61.2)	—	—	(61.2)
Gain/(loss) arising on changes in the fair value of hedging instruments	—	—	99.6	—	99.6
Transferred to initial carrying amount of hedged items	—	—	(94.9)	—	(94.9)
Share of other comprehensive income (loss) of associates	(101.5)	2.1	—	—	(99.4)
Share of unearned stock-based compensation of associates	—	—	—	(10.3)	(10.3)
Income tax effect	—	(2.9)	(0.6)	—	(3.5)

Balance, end of year	$(26,697.7)	$(214.1)	$4.2	$(10.3)	$(26,917.9)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

24.	SHARE-BASED PAYMENT

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

The Company did not issue employee stock option plans for years ended December 31, 2015, 2016 and 2017. Information about the TSMC’s outstanding employee stock options is described as follows:

	Number of Stock Options (In Millions)	Weighted- average Exercise Price (NT$)
Year ended December 31, 2015
Balance, beginning of year	0.7	$47.2
Options exercised	(0.7)	47.2

Balance, end of year	—	—

Balance exercisable, end of year	—	—

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

The employee stock options have been fully exercised in the second quarter of 2015.

25.	NET REVENUE

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Net revenue from sale of goods	$842,997.6	$947,415.9	$976,923.2
Net revenue from royalties	499.8	522.4	524.0

	$843,497.4	$947,938.3	$977,447.2

26.	OTHER OPERATING INCOME AND EXPENSES, NET

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Gain (loss) on disposal or retirement of property, plant and equipment, net	$433.5	$46.5	$(1,097.9)
Impairment loss on property, plant and equipment	(2,545.6)	—	—
Gain from lease agreement modification	430.0	—	—
Others	(198.5)	(16.7)	(267.6)

	$(1,880.6)	$29.8	$(1,365.5)

27.	OTHER INCOME

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Interest income
Bank deposits	$3,928.0	$4,892.6	$6,412.8
Available-for-sale financial assets	35.8	816.2	2,091.4
Held-to-maturity financial assets	76.8	383.3	568.6
Structured product	88.7	225.4	391.9

	4,129.3	6,317.5	9,464.7
Dividend income	621.5	137.4	145.6

	$4,750.8	$6,454.9	$9,610.3

28.	FINANCE COSTS

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Interest expense
Corporate bonds	$3,103.7	$3,014.7	$2,563.6
Bank loans	74.6	291.2	766.6
Finance leases	11.7	—	—
Others	0.3	0.2	0.1

	$3,190.3	$3,306.1	$3,330.3

29.	OTHER GAINS AND LOSSES, NET

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Gain on disposal of financial assets, net
Available-for-sale financial assets	$22,157.9	$33.2	$89.8
Gain (loss) on disposal of investments accounted for using equity method, net	2,492.1	(260.0)	—
Gain (loss) from disposal of subsidiaries	(138.2)	(36.1)	17.3
Other gains	189.3	176.8	409.9
Net gain (loss) on financial instruments at FVTPL
Held for trading	(1,769.3)	467.1	2,253.7
Designated as at FVTPL	—	(37.4)	131.0
Gain (loss) arising from fair value hedges, net	(439.7)	16.9	(30.3)
Impairment loss of financial assets
Available-for-sale financial assets	(154.7)	(122.2)	(29.6)
Other losses	(145.9)	(42.4)	(24.4)

	$22,191.5	$195.9	$2,817.4

30.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Current income tax expense
Current tax expense recognized in the current year	$61,297.7	$72,405.0	$73,851.4
Income tax adjustments on prior years	(12,661.2)	(16,628.1)	(19,107.0)
Other income tax adjustments	247.8	122.5	152.8

	48,884.3	55,899.4	54,897.2

Deferred income tax expense (benefit)
Effect of tax rate changes	—	—	561.8
The origination and reversal of temporary differences	(1,542.8)	(1,775.0)	(4,336.1)
Investment tax credits and operating loss carryforward	303.2	—	—

	(1,239.6)	(1,775.0)	(3,774.3)

Income tax expense recognized in profit or loss	$47,644.7	$54,124.4	$51,122.9

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Income before tax	$350,477.6	$385,921.7	$396,161.9

Income tax expense at the statutory rate	$60,674.4	$66,938.7	$69,613.5
Tax effect of adjusting items:
Deductible items in determining taxable income	(6,340.4)	(44.9)	(1,415.9)
Tax-exempt income	(22,144.3)	(19,595.0)	(16,901.1)
Additional income tax under the Alternative Minimum Tax Act	6,041.6	—	—
Additional income tax on unappropriated earnings	27,543.6	30,046.8	28,183.5
Effect of tax rate changes on deferred income tax	—	—	561.8

(Continued)

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
The origination and reversal of temporary differences	$(1,542.8)	$(1,775.0)	$(4,336.1)
Income tax credits	(4,243.6)	(4,940.2)	(5,628.6)
Remeasurement of operating loss carryforward	69.6	(0.4)	—

	60,058.1	70,630.0	70,077.1
Income tax adjustments on prior years	(12,661.2)	(16,628.1)	(19,107.0)
Other income tax adjustments	247.8	122.5	152.8

Income tax expense recognized in profit or loss	$47,644.7	$54,124.4	$51,122.9

(Concluded)

For the years ended December 31, 2015, 2016 and 2017, the Company applied a tax rate of 17% for entities subject to the R.O.C. Income Tax Law; for other jurisdictions, the Company measures taxes by using the applicable tax rate for each individual jurisdiction.

Effective from 2018, the R.O.C. Income Tax Law was amended, which raised the corporate income tax rate from 17% to 20% and reduced the rate of surtax imposed on unappropriated earnings from 10% to 5%. Deferred tax assets and deferred tax liabilities recognized as of December 31, 2017 are expected to be adjusted and would increase by NT$1,473.1 million and NT$15.1 million, respectively, in 2018.

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Deferred income tax benefit (expense)
Related to remeasurement of defined benefit obligation	$99.3	$126.9	$30.6
Related to unrealized gain/loss on available-for-sale financial assets	(16.0)	(61.2)	(2.9)
Related to gain/loss on cash flow hedges	—	—	(0.6)

	$83.3	$65.7	$27.1

c.	Deferred income tax balance

The analysis of deferred income tax assets and liabilities was as follows:

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$4,244.2	$8,401.3
Provision for sales returns and allowance	1,512.1	1,637.7
Net defined benefit liability	939.5	975.3
Unrealized loss on inventories	737.3	629.5
Deferred compensation cost	378.7	266.5
Others	445.1	195.2
Operating loss carryforward	14.5	—

	$8,271.4	$12,105.5

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(48.7)	$(169.5)
Available-for-sale financial assets	(92.5)	(95.4)
Others	—	(37.3)

	$(141.2)	$(302.2)

	Year Ended December 31, 2015
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Acquisition of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$1,011.1	$1,808.7	$—	$11.9	$21.3	$2,853.0
Provision for sales returns and allowance	1,230.8	(104.4)	—	13.8	1.3	1,141.5
Net defined benefit liability	787.4	8.8	99.3	—	—	895.5
Unrealized loss on inventories	591.9	25.1	—	4.1	1.7	622.8
Deferred compensation cost	255.6	49.4	—	—	11.3	316.3
Goodwill from business combination	195.4	(185.8)	—	—	0.4	10.0
Others	749.6	(243.4)	—	0.2	25.0	531.4
Operating loss carryforward	317.0	(303.2)	—	—	0.7	14.5

	$5,138.8	$1,055.2	$99.3	$30.0	$61.7	$6,385.0

Deferred income tax liabilities
Temporary differences
Available-for-sale financial assets	$(15.3)	$—	$(16.0)	$—	$—	$(31.3)
Unrealized exchange gains	(184.4)	184.4	—	—	—	—

	$(199.7)	$184.4	$(16.0)	$—	$—	$(31.3)

	Year Ended December 31, 2016
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$2,853.0	$1,437.6	$—	$(46.4)	$4,244.2
Provision for sales returns and allowance	1,141.5	371.5	—	(0.9)	1,512.1
Net defined benefit liability	895.5	(82.9)	126.9	—	939.5
Unrealized loss on inventories	622.8	115.5	—	(1.0)	737.3
Deferred compensation cost	316.3	69.3	—	(6.9)	378.7
Goodwill from business combination	10.0	(9.8)	—	(0.2)	—
Others	531.4	(77.5)	—	(8.8)	445.1
Operating loss carryforward	14.5	—	—	—	14.5

	$6,385.0	$1,823.7	$126.9	$(64.2)	$8,271.4

Deferred income tax liabilities
Temporary differences
Available-for-sale financial assets	$(31.3)	$—	$(61.2)	$—	$(92.5)
Unrealized exchange gains	—	(48.7)	—	—	(48.7)

	$(31.3)	$(48.7)	$(61.2)	$—	$(141.2)

	Year Ended December 31, 2017
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Disposal of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$4,244.2	$4,207.2	$—	$—	$(50.1)	$8,401.3
Provision for sales returns and allowance	1,512.1	130.0	—	—	(4.4)	1,637.7
Net defined benefit liability	939.5	5.2	30.6	—	—	975.3
Unrealized loss on inventories	737.3	(105.1)	—	—	(2.7)	629.5
Deferred compensation cost	378.7	(83.1)	—	—	(29.1)	266.5
Others	445.1	(222.4)	—	—	(27.5)	195.2
Operating loss carryforward	14.5	—	—	(14.5)	—	—

	$8,271.4	$3,931.8	$30.6	$(14.5)	$(113.8)	$12,105.5

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(48.7)	$(120.8)	$—	$—	$—	$(169.5)
Available-for-sale financial assets	(92.5)	—	(2.9)	—	—	(95.4)
Others	—	(36.7)	(0.6)	—	—	(37.3)

	$(141.2)	$(157.5)	$(3.5)	$—	$—	$(302.2)

d.	The investment operating loss carryforward and deductible temporary differences for which no deferred income tax assets have been recognized

The information of the operating loss carryforward for which no deferred tax assets have been recognized was as follows:

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Expiry period
1 - 4 years	$136.7	$—
5 - 10 years	41.4	—

	$178.1	$—

As of December 31, 2016 and 2017, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$1,919.8 million and NT$26,536.3 million, respectively.

e.	Unused tax-exemption information

As of December 31, 2017, the profits generated from the following projects of TSMC are exempt from income tax for a five-year period:

Tax-exemption Period
Construction and expansion of 2007 by TSMC	2014 to 2018
Construction and expansion of 2008 by TSMC	2015 to 2019
Construction and expansion of 2009 by TSMC	2018 to 2022

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2016 and 2017, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to NT$83,181.4 million and NT$95,003.3 million, respectively.

g.	Integrated income tax information

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Balance of the Imputation
Credit Account - TSMC	$82,072.6	$114,264.3

The actual and estimated creditable ratio for distribution of TSMC’s earnings of 2016 and 2017 were 13.90% and 14.69%, respectively; while the creditable ratio for individual shareholders residing in the R.O.C. is half of the original creditable ratio according to the R.O.C. Income Tax Law. Since the amended R.O.C. Income Tax Act announced in February 2018 abolished the imputation tax system, no creditable ratio for distribution of earnings in 2018 is expected.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

h.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2014. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

31.	EARNINGS PER SHARE

	Years Ended December 31
	2015	2016	2017
	(NT$)	(NT$)	(NT$)
Basic EPS	$11.68	$12.79	$13.30

Diluted EPS	$11.68	$12.79	$13.30

EPS is computed as follows:

	Amounts (Numerator) NT$ (In Millions)	Number of Shares (Denominator) (In Millions)	EPS (NT$)
Year ended December 31, 2015
Basic EPS
Net income available to common shareholders of the parent	$302,850.9	25,930.3	$11.68

Effect of dilutive potential common shares	—	0.1

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$302,850.9	25,930.4	$11.68

Year ended December 31, 2016
Basic/Diluted EPS
Net income available to common shareholders of the parent	$331,713.7	25,930.3	$12.79

Year ended December 31, 2017
Basic/Diluted EPS
Net income available to common shareholders of the parent	$344,998.3	25,930.3	$13.30

32.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
a. Depreciation of property, plant and equipment
Recognized in cost of revenue	$204,126.2	$203,476.8	$235,985.2
Recognized in operating expenses	15,152.2	16,583.1	19,746.3
Recognized in other operating income and expenses	25.0	25.1	64.5

	$219,303.4	$220,085.0	$255,796.0

b. Amortization of intangible assets
Recognized in cost of revenue	$1,642.1	$2,028.5	$2,135.5
Recognized in operating expenses	1,560.1	1,714.9	2,211.2

	$3,202.2	$3,743.4	$4,346.7

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
c. Research and development expenses	$65,544.6	$71,207.7	$80,732.5

d. Employee benefits expenses
Post-employment benefits
Defined contribution plans	$2,002.6	$2,164.9	$2,369.9
Defined benefit plans	278.9	272.2	271.5

	2,281.5	2,437.1	2,641.4
Other employee benefits	88,929.4	97,248.0	101,488.7

	$91,210.9	$99,685.1	$104,130.1

Employee benefits expense summarized by function
Recognized in cost of revenue	$52,983.2	$58,493.5	$61,026.1
Recognized in operating expenses	38,227.7	41,191.6	43,104.0

	$91,210.9	$99,685.1	$104,130.1

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

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$20,556.9 million, NT$22,418.3 million and NT$23,019.1 million for the years ended December 31, 2015, 2016 and 2017, respectively; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

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

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$22,418.3 million and NT$376.4 million in cash for 2016, respectively, and profit sharing bonus to employees and compensation to directors in the amounts of NT$23,019.1 million and NT$368.9 million in cash for 2017, respectively, had been approved by the Board of Directors of TSMC held on February 14, 2017 and February 13, 2018, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2016 and 2017, respectively.

33.	CONSOLIDATION OF SUBSIDIARY

Due to a Chinese consortium’s acquisition of OVT, major shareholders of VisEra Holding and OVT Taiwan, the Company acquired OVT’s 49.1% ownership in VisEra Holding and 100% ownership in OVT Taiwan on November 20, 2015. The related information is as follows:

a.	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred NT$ (In Millions)
VisEra Holding	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	November 20, 2015	49.1	$3,536.1

OVT Taiwan	Investment activities	November 20, 2015	100	$394.7

b.	Considerations transferred

	VisEra Holding	OVT Taiwan
	NT$	NT$
	(In Millions)	(In Millions)
Cash	$3,536.1	$394.7

c.	Assets acquired and liabilities assumed at the date of acquisition

	VisEra Holding	OVT Taiwan
	NT$	NT$
	(In Millions)	(In Millions)
Current assets
Cash and cash equivalents	$3,858.5	$20.7
Accounts receivable	512.0	—
Inventories	59.1	—
Other financial assets	706.5	373.8
Other current assets	26.4	0.2
Noncurrent assets
Investments accounted for using equity method	721.6	—
Property, plant and equipment	2,651.2	—
Intangible assets	12.1	—
Deferred income tax assets	30.0	—
Refundable deposits	15.6	—

	8,593.0	394.7

(Continued)

	VisEra Holding	OVT Taiwan
	NT$	NT$
	(In Millions)	(In Millions)
Current liabilities
Financial liabilities at fair value through profit or loss	$1.0	$—
Accounts payable	87.5	—
Salary and bonus payable	183.1	—
Accrued profit sharing bonus to employees and compensation to directors and supervisors	45.8	—
Payables to contractors and equipment suppliers	132.3	—
Income tax payable	47.9	—
Provisions	126.0	—
Accrued expenses and other current liabilities	102.8	—
Noncurrent liabilities
Guarantee deposits	1.3	—

	727.7	—

Net assets	$7,865.3	$394.7

(Concluded)

d.	Goodwill arising on acquisition

VisEra Holding
NT$
(In Millions)
Consideration transferred	$3,536.1
Fair value of investments previously owned	3,458.2
Less: Fair value of identifiable net assets acquired	(7,865.3)
Non-controlling interests	923.7

Goodwill arising on acquisition	$52.7

e.	Net cash outflow on acquisition of subsidiaries

	VisEra Holding	OVT Taiwan
	NT$	NT$
	(In Millions)	(In Millions)
Consideration paid in cash	$3,536.1	$394.7
Less: Cash and cash equivalent balances acquired	(3,858.5)	(20.7)

	$(322.4)	$374.0

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

In January 2015, the Board of Directors of TSMC approved a sale of TSMC SSL common shares of 565.5 million held by TSMC and TSMC Guang Neng Investment, Ltd. (TSMC GN) to Epistar Corporation. The transaction was completed in February 2015.

a.	Consideration received from the disposal

NT$
(In Millions)
Total consideration received	$825.0
Expenditure associated with consideration received	(142.5)

Net consideration received	$682.5

b.	Analysis of assets and liabilities over which the control was lost

NT$
(In Millions)
Assets
Cash and cash equivalents	$81.5
Inventories	28.5
Other current assets	91.3
Property, plant and equipment	643.7
Intangible assets	47.4
Others	51.8

944.2

Liabilities
Salary and bonus payable	38.2
Accrued expenses and other current liabilities	68.1
Net defined benefit liability	35.9
Others	76.9

219.1

Net assets disposed of	$725.1

c.	Gain/loss on disposal of subsidiary

NT$
(In Millions)
Net consideration received	$682.5
Net assets disposed of	(725.1)
Non-controlling interests	42.6

Gain/loss on disposal of subsidiary	$—

d.	Net cash inflow arising from disposal of subsidiary

NT$
(In Millions)
Net consideration received	$682.5
Less: Balance of cash and cash equivalents disposed of	81.5

$601.0

35.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

			Non-cash changes
	Balance as of January 1, 2017	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of December 31, 2017
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Short-term loans	$57,958.2	$10,394.3	$(4,585.7)	$—	$63,766.8
Bonds payable	191,193.6	(38,100.0)	(2,918.9)	26.4	150,201.1
Guarantee deposits	26,670.6	(2,872.3)	(1,609.0)	(6,108.7)	16,080.6

Total	$275,822.4	$(30,578.0)	$(9,113.6)	$(6,082.3)	$230,048.5

Note:	Other changes includes amortization of bonds payable and guarantee deposits refunded to customers by offsetting related accounts receivable.

36.	CAPITAL MANAGEMENT

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

37.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets
FVTPL (Note 1)	$6,451.1	$569.8
Available-for-sale financial assets	71,891.3	98,248.5
Held-to-maturity financial assets	38,917.7	20,821.7
Hedging derivative financial assets	5.6	34.4
Loans and receivables (Note 2)	673,592.9	684,416.6

	$790,858.6	$804,091.0

Financial liabilities
FVTPL (Note 1)	$191.1	$26.7
Hedging derivative financial liabilities	—	15.6
Amortized cost (Note 3)	387,046.2	340,501.2

	$387,237.3	$340,543.5

Note 1:	Including held for trading and designated as at FVTPL.
Note 2:	Including cash and cash equivalents, notes and accounts receivable (including related parties), other receivables and refundable deposits.
Note 3:	Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, accrued expenses and other current liabilities, bonds payable, long-term bank loans, and guarantee deposits.

b.	Financial risk management objectives

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

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, such as forward exchange contracts and cross currency swaps, and non-derivative financial instruments, such as foreign currency-denominated debt, to partially hedge its currency exposure.

The Company’s sensitivity analysis of foreign currency risk mainly focuses on the foreign currency monetary items and the derivatives financial instruments at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges relative to the New Taiwan dollar, the net income for the years ended December 31, 2015, 2016 and 2017 would have decreased by NT$902.1 million, NT$111.3 million and NT$867.9 million, respectively, and the other comprehensive income for the year ended December 31, 2017 would have decreased by NT$265.9 million.

Interest rate risk

The Company is exposed to interest rate risk primarily related to its outstanding debt and investments in fixed income securities. All of the Company’s bonds payable have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of the long-term bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical 100 basis point (1.00%) increase in interest rates would have resulted in an increase in the interest expense, net of tax, by approximately NT$0.3 million for both the years ended December 31, 2015 and 2016, respectively. As of December 31, 2017, the Company had no outstanding long-term bank loans.

The Company classified its investments in fixed income securities as held-to-maturity and available-for-sale financial assets. Because held-to-maturity fixed income securities are measured at amortized cost, changes in interest rates would not affect the fair value. On the other hand, available-for-sale fixed income securities are exposed to fair value fluctuations caused by changes in interest rates. The Company utilized interest rate futures to partially hedge the interest rate risk on its available-for-sale fixed income investments. These hedges may offset only a small portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed at the end of the reporting period, a hypothetical 100 basis points (1.00%) increase in interest rates across all maturities would have resulted in a decrease in other comprehensive income by NT$1,600.9 million and NT$2,119.7 million for the years ended December 31, 2016 and 2017, respectively.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments.

Assuming a hypothetical decrease of 5% in prices of the equity investments at the end of the reporting period for the years ended December 31, 2015, 2016 and 2017, the other comprehensive income would have decreased by NT$260.0 million, NT$342.6 million and NT$351.5 million, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets.

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

As of December 31, 2016 and 2017, the Company’s ten largest customers accounted for 74% and 70% of accounts receivable, respectively. The Company believes the concentration of credit risk is not material for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the concentration limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by limiting the exposure to any individual counterparty and by selecting counterparties with investment-grade credit ratings.

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

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
December 31, 2016

Non-derivative financial liabilities
Short-term loans	$57,974.6	$—	$—	$—	$57,974.6
Accounts payable (including related parties)	27,324.5	—	—	—	27,324.5
Payables to contractors and equipment suppliers	63,154.5	—	—	—	63,154.5
Accrued expenses and other current liabilities	20,713.3	—	—	—	20,713.3
Bonds payable	40,669.5	99,161.5	35,340.7	22,979.4	198,151.1
Long-term bank loans	10.5	20.1	2.5	—	33.1
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	12,000.2	13,060.5	1,609.9	—	26,670.6

	221,847.1	112,242.1	36,953.1	22,979.4	394,021.7

Derivative financial instruments
Forward exchange contracts
Outflows	40,571.8	—	—	—	40,571.8
Inflows	(40,586.3)	—	—	—	(40,586.3)

	(14.5)	—	—	—	(14.5)

Cross currency swap contracts
Outflows	5,478.0	—	—	—	5,478.0
Inflows	(5,487.6)	—	—	—	(5,487.6)

	(9.6)	—	—	—	(9.6)

	$221,823.0	$112,242.1	$36,953.1	$22,979.4	$393,997.6

December 31, 2017

Non-derivative financial liabilities
Short-term loans	$63,802.0	$—	$—	$—	$63,802.0
Accounts payable (including related parties)	30,069.2	—	—	—	30,069.2
Payables to contractors and equipment suppliers	55,723.8	—	—	—	55,723.8
Accrued expenses and other current liabilities	24,659.7	—	—	—	24,659.7
Bonds payable	60,176.8	68,378.8	7,777.7	18,203.6	154,536.9
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	8,493.8	7,503.1	83.7	—	16,080.6

	242,925.3	75,881.9	7,861.4	18,203.6	344,872.2

Derivative financial instruments
Forward exchange contracts
Outflows	67,393.5	—	—	—	67,393.5
Inflows	(67,957.9)	—	—	—	(67,957.9)

	(564.4)	—	—	—	(564.4)

	$242,360.9	$75,881.9	$7,861.4	$18,203.6	$344,307.8

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated statements of financial position

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets at FVTPL
Held for trading
Forward exchange contracts	$—	$142.4	$—	$142.4
Cross currency swap contracts	—	11.0	—	11.0
Designated as at FVTPL
Time deposit	—	6,297.7	—	6,297.7

	$—	$6,451.1	$—	$6,451.1

Available-for-sale financial assets
Corporate bonds	$—	$29,999.5	$—	$29,999.5
Agency bonds/Agency mortgage-backed securities	—	14,880.5	—	14,880.5
Asset-backed securities	—	11,254.7	—	11,254.7
Government bonds	8,347.0	110.4	—	8,457.4
Publicly traded stocks	3,196.7	—	—	3,196.7

	$11,543.7	$56,245.1	$—	$67,788.8

Hedging derivative financial assets
Fair value hedges
Interest rate futures contracts	$5.6	$—	$—	$5.6

Financial liabilities at FVTPL
Held for trading
Forward exchange contracts	$—	$91.6	$—	$91.6
Designated as at FVTPL
Forward exchange contracts	—	99.5	—	99.5

	$—	$191.1	$—	$191.1

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets at FVTPL
Held for trading
Forward exchange contracts	$—	$569.8	$—	$569.8

Available-for-sale financial assets
Corporate bonds	$—	$40,165.2	$—	$40,165.2
Agency bonds/Agency mortgage-backed securities	—	29,235.4	—	29,235.4
Asset-backed securities	—	13,459.5	—	13,459.5
Government bonds	7,716.0	101.7	—	7,817.7
Publicly traded stocks	2,548.1	—	—	2,548.1
Commercial paper	—	148.3	—	148.3

	$10,264.1	$83,110.1	$—	$93,374.2

Hedging derivative financial assets
Fair value hedges
Interest rate futures contracts	$27.0	$—	$—	$27.0
Cash flow hedges
Forward exchange contracts	—	7.4	—	7.4

	$27.0	$7.4	$—	$34.4

Financial liabilities at FVTPL
Held for trading
Forward exchange contracts	$—	$26.7	$—	$26.7

Hedging derivative financial liabilities
Cash flow hedges
Forward exchange contracts	$—	$15.6	$—	$15.6

In the fourth quarter of 2017, the Company reassessed the bid-ask spread and the transaction volume of the fixed income securities in determining whether there were quoted prices in active markets. Accordingly, the Company classified the fair value hierarchy levels of corporate bonds, agency bonds, agency mortgage-backed securities and some government bonds as level 2. To have consistent comparative basis, the Company had revised prior year classification from level 1 to level 2.

There were no purchases and disposals for assets classified as Level 3 for the years ended December 31, 2015, 2016 and 2017, respectively.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities, and government bonds are determined by quoted market prices provided by third party pricing services.

•	Forward exchange contracts and cross currency swap contracts are measured using forward exchange rates and the discounted curves that are derived from quoted market prices. For investments in commercial paper and time deposit designated as FVTPL, the fair values are determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

	December 31, 2016		December 31, 2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets
Held-to-maturity financial assets
Corporate bonds	$23,849.7	$23,996.4	$19,338.8	$19,541.4
Structured product	1,609.9	1,609.7	1,482.9	1,475.4
Commercial paper	8,628.2	8,630.8	—	—
Negotiable certificate of deposit	4,829.9	4,847.8	—	—

Financial liabilities
Measured at amortized cost
Bonds payable	191,193.6	192,845.3	150,201.1	152,077.7

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s assets and liabilities which are not required to measure at fair value:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets
Held-to-maturity securities
Corporate bonds	$—	$23,996.4	$—	$23,996.4
Commercial paper	—	8,630.8	—	8,630.8
Negotiable certificate of deposit	—	4,847.8	—	4,847.8
Structured product	—	1,609.7	—	1,609.7

	$—	$39,084.7	$—	$39,084.7

Financial liabilities
Measured at amortized cost
Bonds payable	$—	$192,845.3	$—	$192,845.3

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets
Held-to-maturity securities
Corporate bonds	$—	$19,541.4	$—	$19,541.4
Structured product	—	1,475.4	—	1,475.4

	$—	$21,016.8	$—	$21,016.8

Financial liabilities
Measured at amortized cost
Bonds payable	$—	$152,077.7	$—	$152,077.7

In the fourth quarter of 2017, the Company reassessed the bid-ask spread and the transaction volume of the fixed income securities in determining whether there were quoted prices in active markets. Accordingly, the Company classified the fair value hierarchy levels of corporate bonds and bonds payable as level 2. To have consistent comparative basis, the Company had revised prior year classification from level 1 to level 2.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds and negotiable certificate of deposit are determined by quoted market prices provided by third party pricing services. The fair value of structured products are determined by quoted market prices provided by the counterparty.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

The fair value of the Company’s bonds payable is determined by quoted market prices provided by third party pricing services.

38.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories
GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
Mutual-Pak	Associates
VisEra Tech	Joint venture (Note)
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

Note:	The Company has obtained control over VisEra Tech and consolidated VisEra Tech since November 20, 2015.

b.	Net revenue

		Years Ended December 31
		2015	2016	2017
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)
Item	Related Party Categories
Net revenue from sale of goods	Associates	$4,254.0	$5,929.1	$8,496.0
	Other related parties	—	—	0.1
	Joint venture	1.2	—	—

		$4,255.2	$5,929.1	$8,496.1

Net revenue from royalties	Associates	$489.4	$516.7	$482.5

c.	Purchases

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Related Party Categories
Associates	$11,126.4	$10,108.2	$9,904.6

d.	Receivables from related parties

		December 31, 2016	December 31, 2017
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Name/Categories
Receivables from related parties	GUC	$969.1	$1,022.9
	Xintec	0.4	161.2

		$969.5	$1,184.1

Other receivables from related parties	SSMC	$60.7	$83.1
	VIS	86.0	78.2
	Other Associates	0.1	9.8

		$146.8	$171.1

e.	Payables to related parties

		December 31, 2016	December 31, 2017
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Name/Categories
Payables to related parties	Xintec	$124.6	$817.9
	VIS	587.4	410.0
	SSMC	506.1	407.0
	Other Associates	44.1	21.5

		$1,262.2	$1,656.4

f.	Acquisition of property, plant and equipment

	Acquisition Price
	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Related Party Categories
Associates	$26.2	$—	$—

g.	Others

		Years Ended December 31
		2015	2016	2017
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)
Item	Related Party Categories
Manufacturing expenses	Associates	$2,321.9	$1,389.2	$2,196.1
	Joint venture	12.8	—	—

		$2,334.7	$1,389.2	$2,196.1

Research and development expenses	Associates	$142.8	$161.7	$69.8
	Joint venture	1.4	—	—

		$144.2	$161.7	$69.8

General and administrative expenses	Other related parties	$60.0	$60.0	$101.5

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment, factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates quarterly or monthly; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel for the years ended December 31, 2015, 2016 and 2017 were as follows:

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Short-term employee benefits	$1,883.0	$2,024.0	$2,170.3
Post-employment benefits	10.9	4.0	3.7

	$1,893.9	$2,028.0	$2,174.0

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

39.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of December 31, 2016 and 2017, the aforementioned other financial assets amounted to NT$185.7 million and NT$165.6 million, respectively.

40.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company’s major significant operating leases are arrangements on several parcels of land, machinery and equipment and office premises.

The Company expensed the lease payments as follows:

	Years Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Minimum lease payments	$996.0	$1,135.7	$2,178.1

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	December 31, 2016	December 31, 2017
	NT$	NT$
	(In Millions)	(In Millions)
Not later than 1 year	$1,321.5	$3,116.2
Later than 1 year and not later than 5 years	3,677.4	5,174.7
Later than 5 years	6,624.0	8,905.9

	$11,622.9	$17,196.8

41.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of December 31, 2017, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2017.

c.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837.8 million by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. The lock-up period expired on May 1, 2015 and as of October 8, 2015, all ASML shares had been disposed.

Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276.0 million to ASML’s research and development programs from 2013 to 2017. As of September 30, 2017, the amount has been fully paid.

d.	In May 2017, Mr. Uri Cohen filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America and other companies infringe four U.S. patents. In response, TSMC and TSMC North America filed a declaratory judgment complaint against Cohen in the U.S. District Court for the Northern District of California seeking a judgment declaring that there is no infringement of the same four patents. TSMC also filed a motion to transfer Cohen’s lawsuit in the U.S. District Court for the Eastern District of Texas to the U.S. District Court for the Northern District of California. Cohen agreed to the transfer, and as of December 2017, the cases are consolidated and pending in the U.S. District Court for the Northern District of California. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	On September 28, 2017, TSMC was contacted by the European Commission (“Commission”) for information and documents concerning alleged anti-competitive practices of TSMC in relation to semiconductor sales. This proceeding is still in its preliminary stage, and it is premature to predict how the case will proceed, the outcome of the proceeding or its impact. TSMC will continue to cooperate fully with the Commission.

f.	TSMC entered into long-term purchase agreements of silicon wafer with multiple suppliers. The relative minimum purchase quantity and price are specified in the agreements.

g.	Amounts available under unused letters of credit as of December 31, 2016 and 2017 were NT$122.4 million and NT$94.9 million, respectively.

42.	SIGNIFICANT LOSS FROM DISASTER

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

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segment that did not exceed the quantitative threshold for separate reporting. The segment mainly engaged in the researching, developing, designing, manufacturing and selling of renewable energy and efficiency related technologies and products.

From 2016, the Company has only one single operating segment, the segment revenue and operating results were the same as those stated in the consolidated statements of profit or loss and other comprehensive income for both years ended December 31, 2016, and 2017, respectively.

The Company uses the income from operations as the measurement for the basis of performance assessment. The basis for such measurement is the same as that for the preparation of financial statements.

b.	Segment revenue and operating results

	Foundry	Others	Total
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Year ended December 31, 2015
Net revenue from external customers	$842,690.2	$807.2	$843,497.4
Income (loss) from operations	320,833.2	(785.4)	320,047.8
Share of profits (loss) of associates and joint venture	4,582.0	(385.6)	4,196.4
Income tax expense (benefit)	47,646.5	(1.8)	47,644.7

c.	Geographic information

	Net Revenue from External Customers			Non-current Assets
	Years Ended December 31			December 31,	December 31,
	2015	2016	2017	2016	2017
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Taiwan	$90,169.5	$127,063.0	$90,129.4	$991,567.9	$1,027,963.2
United States	566,600.2	610,371.1	620,948.7	8,245.0	7,515.9
Asia	123,705.9	146,907.4	194,477.1	14,071.3	44,213.4
Europe, the Middle East and Africa	57,065.0	58,042.3	68,538.3	8.7	8.1
Others	5,956.8	5,554.5	3,353.7	—	—

	$843,497.4	$947,938.3	$977,447.2	$1,013,892.9	$1,079,700.6

The Company categorized the net revenue mainly based on the country in which the customer is headquartered. Non-current assets include property, plant and equipment, intangible assets and other noncurrent assets.

d.	Production information

	Years Ended December 31
Production	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Wafer	$766,228.8	$861,170.8	$874,572.6
Others	77,268.6	86,767.5	102,874.6

	$843,497.4	$947,938.3	$977,447.2

Starting in 2017, revenue from packaging and testing services is reclassified from wafer revenue to other revenue. To have consistent comparative basis, the Company had revised prior years classification.

e.	Major customers representing at least 10% of net revenue

	Years Ended December 31
	2015		2016		2017
	Amount	%	Amount	%	Amount	%
	NT$		NT$		NT$
	(In Millions)		(In Millions)		(In Millions)
Customer A	$134,117.2	16	$157,185.4	17	$214,228.8	22
Customer B	134,158.4	16	107,463.2	11	64,096.2	7