Form 20-F
period 2018-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2019-04-17
CIK 1046179

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 1-14700

台灣積體電路製造股份有限公司

(Exact Name of Registrant as Specified in Its Charter)

Taiwan Semiconductor Manufacturing Company Limited	Republic of China
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

No. 8, Li-Hsin Road 6

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

Lora Ho, Senior Vice President & Chief Financial Officer & Spokesperson

Telephone: 886-3-5054602 / Email: invest@tsmc.com

No. 8, Li-Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

As of December 31, 2018, 25,930,380,458 Common Shares, par value NT$10 each were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Taiwan Semiconductor Manufacturing Company Limited

EX-4.2 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION
EX-4.37 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION
EX-12.1 CERTIFICATION OF CEO - RULE 13A-14(A)
EX-12.2 CERTIFICATION OF CFO - RULE 13A-14(A)

i

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
EX-101.CAL XBRL TAXONOMY EXTENSION CALCULATION LINKBASE DOCUMENT
EX-101.DEF XBRL TAXONOMY EXTENSION DEFINITION LINKBASE DOCUMENT
EX-101.LAB XBRL TAXONOMY EXTENSION LABEL LINKBASE DOCUMENT
EX-101.PRE XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE DOCUMENT

“TSMC”, “tsmc”, “Open Innovation Platform”, “CyberShuttle”, and “CoWoS” are some of our registered trademarks used by us in various jurisdictions, including the United States of America. All rights reserved.

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

Selected Financial and Operating Data

The selected consolidated statements of profit or loss and other comprehensive income data and other consolidated financial data for the years ended December 31, 2016, 2017 and 2018, and the selected consolidated statements of financial position data as of December 31, 2017 and 2018, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) issued by the International Accounting Standards Board (IASB) (collectively, “IFRSs”). The selected consolidated statements of profit or loss and other comprehensive income data and other consolidated financial data for the year ended December 31, 2014 and 2015 and the selected consolidated statements of financial position data as of December 31, 2014, 2015 and 2016 set forth below are derived from our audited consolidated financial statements not included herein.

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

	Year ended and as of December 31,
	2014	2015	2016	2017	2018
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for earnings per share and per ADS)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Net revenue	762,806	843,497	947,938	977,447	1,031,474	33,697
Cost of revenue	(385,113)	(433,117)	(473,077)	(482,616)	(533,488)	(17,428)
Gross profit before realized (unrealized) gross profit on sales to associates	377,693	410,380	474,861	494,831	497,986	16,269
Realized (unrealized) gross profit on sales to associates	29	15	(29)	(5)	(112)	(4)
Gross profit	377,722	410,395	474,832	494,826	497,874	16,265
Operating expenses	(80,849)	(88,467)	(96,904)	(107,902)	(112,149)	(3,664)
Other operating income and expenses, net	(1,002)	(1,880)	30	(1,365)	(2,101)	(68)
Income from operations	295,871	320,048	377,958	385,559	383,624	12,533
Non-operating income and expenses, net	6,203	30,430	7,964	10,603	13,919	454
Income before income tax	302,074	350,478	385,922	396,162	397,543	12,987
Income tax expense	(47,890)	(47,645)	(54,125)	(51,123)	(34,437)	(1,125)
Net income	254,184	302,833	331,797	345,039	363,106	11,862
Other comprehensive income (loss) for the year, net of income tax	11,805	(14,714)	(11,067)	(28,822)	9,837	322
Total comprehensive income for the year	265,989	288,119	320,730	316,217	372,943	12,184
Net income attributable to shareholders of the parent	254,302	302,851	331,714	344,998	363,053	11,861
Net income (loss) attributable to non-controlling interests	(118)	(18)	83	41	53	1
Total comprehensive income attributable to shareholders of the parent	266,091	288,145	320,653	316,182	372,887	12,182
Total comprehensive income (loss) attributable to non-controlling interests	(102)	(26)	77	35	56	2
Basic/Diluted earnings per share	9.81	11.68	12.79	13.30	14.00	0.46
Basic/Diluted earnings per ADS equivalent	49.04	58.40	63.96	66.52	70.01	2.29
Basic weighted average shares outstanding	25,929	25,930	25,930	25,930	25,930	25,930
Diluted weighted average shares outstanding	25,930	25,930	25,930	25,930	25,930	25,930

	Year ended and as of December 31,
	2014	2015	2016	2017	2018
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for cash dividend per common share)
Consolidated Statements of Financial Position Data:
Current assets	626,566	746,744	817,729	857,203	951,680	31,090
Long-term investments(1)	29,860	34,873	45,995	41,439	29,208	954
Property, plant and equipment	818,199	853,470	997,778	1,062,543	1,072,050	35,023
Intangible assets	13,531	14,066	14,615	14,175	17,002	555
Total assets	1,494,853	1,657,397	1,886,297	1,991,732	2,090,031	68,279
Current liabilities	224,785	239,772	348,286	386,890	356,837	11,657
Guarantee deposits	25,538	21,565	14,670	7,587	3,353	109
Long-term bonds payable	213,674	191,965	153,094	91,800	56,900	1,859
Net defined benefit liability	6,568	7,448	8,551	8,851	9,652	315
Total liabilities	472,492	462,427	526,451	497,285	428,926	14,012
Capital stock	259,297	259,304	259,304	259,304	259,304	8,471
Equity attributable to shareholders of the parent	1,022,234	1,194,008	1,359,051	1,493,747	1,660,429	54,245
Non-controlling interests	127	962	795	700	676	22
Cash dividend paid per common share(2)	3.0	4.5	6.0	7.0	8.0	0.3

	Year ended and as of December 31,
	2014	2015	2016	2017	2018
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages and operating data)
Other Consolidated Financial Data:
Gross margin	49.5%	48.7%	50.1%	50.6%	48.3%	48.3%
Operating margin	38.8%	37.9%	39.9%	39.4%	37.2%	37.2%
Net margin	33.3%	35.9%	35.0%	35.3%	35.2%	35.2%
Capital expenditures	288,540	257,517	328,045	330,588	315,582	10,310
Depreciation and amortization	200,252	222,506	223,828	260,143	292,546	9,557
Cash generated by operating activities	421,524	529,879	539,835	585,318	573,954	18,751
Cash used in investing activities	(282,421)	(217,246)	(395,440)	(336,165)	(314,269)	(10,267)
Cash used in financing activities	(32,328)	(116,734)	(157,800)	(215,697)	(245,124)	(8,008)
Effect of exchange rate changes and others	8,979	8,341	(8,030)	(21,318)	9,862	322
Net increase (decrease) in cash	115,754	204,240	(21,435)	12,138	24,423	798
Operating Data:
Wafer (12-inch equivalent) shipment(3)	8,263	8,763	9,606	10,449	10,752	10,752
Billing utilization rate(4)	97%	93%	92%	91%	87%	87%

(1)

Data as of December 31, 2014, 2015, 2016 and 2017 included investments accounted for using equity method, noncurrent available-for-sale financial assets, and noncurrent held-to-maturity financial assets. Starting from 2018, upon initial application of IFRS 9 “Financial Instruments” (“IFRS 9”), the category included investments accounted for using equity method, noncurrent financial assets at fair value through other comprehensive income, and noncurrent financial assets at amortized cost. See note 4 to our consolidated financial statements included herein for further information regarding the initial application of IFRS 9.

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

Exchange Rates

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$”, “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. The translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made by the exchange rate as set forth in the statistical release of the Federal Reserve Board. Unless otherwise noted, all translations for the year 2018 were made at the exchange rate as of December 31, 2018, which was NT$30.61 to US$1.00.

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

In recent times, several major systemic political, economic and financial crises negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. Most recently, since 2018, there have been political and trade tensions among a number of the world’s major economies. These types of crises, including the prolonged decrease in economic growth or insolvency of major countries, could cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our products and services. For example, there could be knock-on effects from these types of crises on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products; customer insolvencies; and counterparty failures negatively impacting our treasury operations. Any future systemic political, economic or financial crisis could cause revenue for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial conditions of our customers were to deteriorate, additional accounting related allowances may be required in the future and such additional allowances could reduce our operating income and net income. Further, in times of market instability, sufficient external financing may not be available to us on a timely basis, on commercially reasonable terms to us, or at all. If sufficient external financing is not available when we need such financing to meet our capital requirements, we may be forced to curtail our expansion, modify plans or delay the deployment of new or expanded services until we obtain such financing. Thus, any future global systemic crisis could materially and adversely affect our results of operations.

Our global manufacturing, design and sales activities subject us to risks associated with political, economic or other conditions or developments in various jurisdictions, including in particular the R.O.C., as well as in international trade, which could negatively affect our business and financial status and therefore the market value of your investment.

The majority of our principal executive officers and our principal production facilities are located in the R.O.C., and the majority of our net revenue is derived from our operations in the R.O.C. In addition, we have operations worldwide and a significant percentage of our revenue comes from sales to locations outside the R.O.C. Operating in the R.O.C. and overseas exposes us to changes in laws, rules, regulations and the enforcements of such laws, rules and regulations in certain key areas that would have a material impact on our operations, such as intellectual property, antitrust, export control, import restrictions, and trade barriers or disputes, as well as the general political, economic and social conditions, outbreak of war or hostilities, terrorism, security risks, social unrests, protests, strikes, health conditions and possible disruptions in transportation networks, in the various jurisdictions in which we operate, which could result in an adverse effect on our business operations in such jurisdictions and our results of operations as well as the market price and the liquidity of our ADSs and common shares. Any major change in economic, fiscal and/or trade policies in the U.S. from which we derive a substantial portion of our revenue or in another major jurisdiction could severely affect our business, financial condition and results of operations. For example, recent political and trade tensions among major economies have resulted in and could escalate trade barriers, including higher tariffs on certain products and other protectionist measures that could reduce overall consumer demand, increase our manufacturing costs and make our pricing less competitive. If and to the extent certain countries adopt further protectionist measures such as import and export controls, our ability to offer our products and services in some markets may be limited, which may have adverse effects directly and indirectly on our sales.

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

A vast majority of our revenue is derived from customers who use our services in communication products, computing products, consumer electronics products and industrial/standard products. The demand for our products is significantly affected by the outlook of the major and emerging end markets for our products, such as smartphones, high-performance computing, automotive electronics and the IoT. Any deterioration in or a slowdown in the growth of such end markets resulting in a substantial decrease in the demand for overall global semiconductor foundry services, including our products and services, could adversely affect our revenue. Further, semiconductor manufacturing facilities require substantial investment to construct and are largely fixed cost assets once they are in operation. Because we own most of our manufacturing capacities, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins. In addition, the historical and current trend of declining average selling prices (or “ASP”) of end use applications places downward pressure on the prices of the components that go into such applications. If the ASP of end use applications continues decreasing, the pricing pressure on components produced by us may lead to a reduction of our revenue, margin and earnings.

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

If we are unable to remain a technological leader in the semiconductor industry, unable to timely respond to fast-changing semiconductor market dynamics, or unable to maintain our edge in product quality, we may become less competitive.

The semiconductor industry and its technologies are constantly changing. We compete by developing process technologies using increasingly advanced nodes and on manufacturing products with more functions. We also compete by developing new derivative technologies. If we do not anticipate these changes in technologies and rapidly develop new and innovative technologies, or our competitors unforeseeably gain sudden access to additional technologies, we may not be able to provide foundry services on competitive terms. In addition, our customers have significantly decreased the time in which their products or services are launched into the market. If we are unable to meet these shorter product time-to-market, we risk losing these customers. These factors have also been intensified by the shift of the global technology market to consumer driven products such as mobile devices, and increasing concentration of customers and competition (all further discussed among these risk factors). Also, the uncertainty and instability inherent in advanced technologies also impose challenges for achieving expected product quality and product yield. If we fail to maintain quality, it may result in loss of revenue and additional cost, as well as loss of business or customer trust. For example, in January 2019, we discovered the yield problems in 12- and 16-nanometer wafers caused by a batch of photoresist, which resulted in delayed delivery of products and are expected to have a negative effect on our gross margin and operating margin. We have strengthened inline wafer inspection and tightened control of incoming material to deal with the increasing complexity of leading-edge technologies. If we are unable to innovate new technologies that meet the demands of our customers or overcome the above factors, we may become less competitive and our revenue may decline significantly.

In light of the rise of new foundry service providers worldwide, if we are unable to compete effectively in the highly competitive foundry segment of the semiconductor industry, we may lose customers and our profit margin and earnings may decrease.

The markets for our foundry services are highly competitive. We compete with other foundry service providers, as well as a number of integrated device manufacturers. Some of these companies may have access to more advanced technologies than us. Other companies may have greater financial and other resources than us, such as the possibility of receiving direct or indirect government subsidy, economic stimulus funds, or other incentives that may be unavailable to us. For example, Chinese companies are expected to be key players for new semiconductor fab development and fab equipment spending through 2020 in part due to various incentives provided by the Chinese government. Furthermore, our competitors may, from time to time, also decide to undertake aggressive pricing initiatives in one or several technology nodes. These competitive activities may decrease our customer base, or our ASP, or both. If we are unable to compete effectively with these new and aggressive competitors on technology, manufacturing capacity, product quality and customer satisfaction, we risk losing customers to these new contenders.

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

Over the years, our customer profile and the nature of our customers’ business have changed dramatically. While we generate revenue from hundreds of customers worldwide, our ten largest customers in 2016, 2017, and 2018 accounted for approximately 68%, 66%, and 68% of our net revenue in the respective year. Our largest customer in 2016, 2017, and 2018 accounted for 17%, 23% and 22% of our net revenue in the respective year. Our second largest customer in 2016 accounted for 11% of our net revenue. In 2017 and 2018, our second largest customer accounted for less than 10% of our net revenue. A more concentrated customer base will subject our revenue to seasonal demand fluctuations from our large customers, and cause different seasonal patterns of our business. This customer concentration results in part from the changing dynamics of the electronics industry with the structural shift to mobile devices and applications and software that provide the content for such devices. There are only a limited number of customers who are successfully exploiting this new business model paradigm. Also, in order to respond to the new business model paradigm, we have seen the changes of nature in our customers’ business models. For example, there is a growing trend toward the system companies developing their own designs and working directly with semiconductor foundries which makes their products and services more marketable in a changing consumer market. Also, since the global semiconductor industry is becoming increasingly competitive, some of our customers have engaged in industry consolidations in order to remain competitive. Such consolidations have taken the form of mergers and acquisitions. If more of our major customers consolidate, this will further decrease the overall number of our customer pool. The loss of, or significant curtailment of purchases by, one or more of our top customers, including curtailments due to increased competitive pressures, industry consolidation, a change in their designs, or change in their manufacturing sourcing policies or practices of these customers, or the timing of customer or distributor inventory adjustments, or change in our major customers’ business models may adversely affect our results of operations and financial condition.

If our information technology systems or those of our service providers with whom we share our confidential information succumb to cyber attacks by third parties worldwide, our business and operations may be severely interrupted or even be shut down, and our results of operations, financial condition, prospects and reputation may also be materially and adversely affected.

Even though we have established a comprehensive Internet and computing security network, we cannot guarantee that our computing systems which control or maintain vital corporate functions, such as our manufacturing operations and enterprise accounting, would be completely immune to crippling cyber attacks by any third party to gain unauthorized access to our internal network systems, to sabotage our operations and goodwill or otherwise. In the event of a serious cyber attack, our systems may lose important corporate data or our production lines may be shut down pending the resolution of such attack. While we seek to continuously review and assess our cybersecurity policies and procedures to ensure their adequacy and effectiveness, we cannot guarantee that we will not be susceptible to new and emerging risks and attacks in the evolving landscape of cybersecurity threats. These cyber attacks may also attempt to steal our trade secrets and other sensitive information, such as proprietary information of our customers and other stakeholders and personal information of our employees.

Malicious hackers may also try to introduce computer viruses, corrupted software or ransomware into our network systems to disrupt our operations, blackmail us to regain control of our computing systems, or spy on us for sensitive information. These attacks may result in us having to pay damages for our delayed or disrupted orders or incur significant expenses in implementing remedial and improvement measures to enhance our cybersecurity network, and may also expose us to significant legal liabilities arising from or related to legal proceedings or regulatory investigations associated with, among other things, leakage of employee, customer or third party information which we have an obligation to keep confidential.

We may also be attacked by malicious software contained in the equipment we purchase and install. In August 2018, we experienced a computer virus outbreak, which caused the malfunction of a number of our computer systems and fab tools in Taiwan and interrupted the operations of certain equipment. The virus incident was due to a misoperation by our staff when installing a new equipment that contained malicious software unknown to us. Also, our firewall controls did not effectively prevent the software from propagating. While neither data integrity nor confidential information were compromised, the incident caused shipment delays and a loss of NT$2,596 million (US$85 million) classified as the cost of revenue in the third quarter of 2018. Remedial actions have since been taken, such as implementation of an automated system to prevent unprotected tool installation, and strengthening of firewall and network control to prevent computer viruses from spreading among tools and fabs, and enhancements to further improve our protection against malicious software are ongoing. We have additionally budgeted an adequate amount for IT security solution enhancement. However, there can be no assurance that we are no longer subject to malicious software attacks.

In addition, we employ certain third party service providers for us and our affiliates worldwide with whom we need to share highly sensitive and confidential information to enable them to provide the relevant services. Despite that we require the third party service providers to comply with the confidentiality and/or Internet security requirements in our service agreements with them, there is no assurance that each of them will strictly fulfill such obligations, or at all. The on-site network systems of and the off-site cloud computing networks such as servers maintained by such service providers and/or its contractors are also subject to risks associated with cyber attacks. If we or our service providers are not able to timely resolve the respective technical difficulties caused by such cyber attacks, or ensure the integrity and availability of our data (and data belonging to our customers and other third parties) or control of our or our service providers’ computing systems, our commitments to our customers and other stakeholders may be materially impaired and our results of operations, financial condition, prospects and reputation may also be materially and adversely affected as a result.

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

Our operations and ongoing expansion plans depend on our ability to obtain an appropriate amount of equipment and related services from a limited number of suppliers in a market that is characterized from time to time by limited supply and long delivery cycles. During such times, supplier-specific or industry-wide lead times for delivery can be as long as six months or more. To better manage our supply chain, we have implemented various business models and risk management contingencies with suppliers to shorten the procurement lead time. Further, the growing complexities especially in advanced lithographic technologies may delay the timely availability of the equipment and parts needed to exploit time sensitive business opportunities and also increase the market price for such equipment and parts. If we are unable to obtain equipment in a timely manner to fulfill our customers’ demands on technology and production capacity, or at a reasonable cost, our financial condition and results of operations could be negatively impacted.

Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at commercially reasonable prices.

Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals, and photoresist, on a timely basis and at commercially reasonable prices. In the past, shortages in the supply of some materials, whether by specific vendors or by the semiconductor industry generally, have resulted in occasional industry-wide price adjustments and delivery delays. For example, the increase in silicon wafer prices due to increased demand for such wafers across the industry had a negative impact on our gross margin in 2018. Moreover, major natural disasters, political or economic turmoil occurring within the country of origin of such raw materials may also significantly disrupt the availability of such raw materials or increase their prices. Also, since we procure some of our raw materials from sole-sourced suppliers, there is a risk that our need for such raw materials may not be met or that back-up supplies may not be readily available. In addition, recent trade tensions could result in increased prices or even unavailability of raw materials due to tariffs, sanctions or other non-tariff barriers. Our revenue and earnings could decline if we are unable to obtain adequate supplies of the necessary raw materials in a timely manner or if there are significant increases in the costs of raw materials.

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

We have received, from time-to-time, communications from third parties asserting that our technologies, our manufacturing processes, or the design IPs of the semiconductors made by us or the use of those semiconductors by our customers may infringe their patents or other intellectual property rights. Because of the nature of the industry, we may continue to receive such communications in the future. These assertions have at times resulted in litigation. Recently, there has been a notable increase within the industry in the number of assertions made and lawsuits initiated by certain litigious, non-practicing entities and these litigious, non-practicing entities are also becoming more aggressive in their monetary demands and requests for court-issued injunctions. Such lawsuits or assertions may increase our cost of doing business and may potentially be extremely disruptive if these non-practicing entities succeed in blocking the trade of products and services offered by us. See “Item 8. Financial Information — Legal Proceedings” for a further discussion. Also, as we expanded our manufacturing operations into certain non-R.O.C jurisdictions, we have faced increasing challenges to manage risks of intellectual property misappropriation. Despite our efforts to adopt robust measures to mitigate the risk of intellectual property misappropriation in such new jurisdictions, we cannot guarantee that the protection measures we adopted will be sufficient to prevent us from potential infringements by others, or at all.

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

Our operational results could also be materially and adversely affected by catastrophic events, such as earthquakes, in the locations in which we, our customers or our suppliers operate or by industrial accidents, fires or explosions.

The frequency and severity of catastrophic events, including natural disasters and severe weather has been increasing, in part due to climate change or systemic regional geological changes that manifest in damaging earthquakes. We have manufacturing and other operations in locations subject to natural disasters, such as flooding, earthquakes, tsunamis, typhoons, and droughts that may cause interruptions or shortages in the supply of utilities, such as water and electricity, that could disrupt operations. In addition, our suppliers and customers also have operations in such locations. For example, most of our production facilities, as well as those of many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan and Japan, which are susceptible to earthquakes, tsunamis, flooding, typhoons, and droughts from time to time that may cause shortages in electricity and water or interruptions to our operations.

Thus, if one or more natural disasters that result in a prolonged disruption to our operations or those of our customers or suppliers, or if any of our fabs or vendor facilities were to be damaged or cease operations as a result of an explosion or fire, it could reduce our manufacturing capacity and may cause us to lose important customers, thereby having a potentially adverse and material impact on our operational and financial performance.

Our operation may be interrupted, and our expansion may be limited, by power or utility shortage.

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

Future expansions of our operations in the R.O.C. could be limited by shortages in water and electricity, and the limited availability of commercial-use land.

Adverse fluctuations in exchange rates could decrease our operating margin and/or revenue.

More than 90% of our sales are denominated in U.S. dollar and over one-half of our capital expenditures are denominated in currencies other than NT dollar, primarily in U.S. dollar, Japanese yen and Euro. Because our functional currency is denominated in NT dollar, any significant fluctuation to our disadvantage in such exchange rates would have an adverse effect on our financial condition. For example, every 1% depreciation of the U.S. dollar against the NT dollar would result in approximately 0.4 percentage point decrease in our operating margin based on our 2018 results.

Conversely, if the U.S. dollar appreciates significantly versus other major currencies, the demand for the products and services of our customers and for our goods and services will likely decrease, which will negatively affect our revenue. Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a further discussion.

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

Complying with applicable laws and regulations, such as environmental and climate related laws and regulations, could also require us, among other things, to do the following: (a) purchase, use or install remedial equipment; (b) implement remedial programs such as climate change mitigation programs; (c) modify our product designs and manufacturing processes, or incur other significant expenses such as obtaining substitute raw materials or chemicals that may cost more or be less available for our operations.

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

We are subject to antitrust laws and regulations in multiple jurisdictions, and from time to time receive related inquiries from enforcement agencies. For example, on September 28, 2017, we were contacted by the European Commission, which has asked us for information and documents concerning alleged anti-competitive practices in relation to semiconductor sales. We are cooperating with the European Commission to provide the requested information and documents. In light of the fact that this proceeding is still in its preliminary stage, it is premature to predict how the case will proceed, the outcome of the proceeding or its impact. Any adverse results of such proceeding or other similar proceedings that may arise in other jurisdictions could harm our business and distract our management, and thereby have a material adverse effect on our results of operations or prospects, and subject us to potential significant legal liability.

Any impairment charges may have a material adverse effect on our net income.

Under IFRSs, we are required to evaluate our investments in debt securities, investments accounted for using equity method, tangible assets and intangible assets for impairment whenever triggering events or changes in circumstances indicate that the asset may be impaired. If certain criteria are met, we are required to record an impairment charge. We are also required under IFRSs to evaluate goodwill for impairment at least on an annual basis or more frequently whenever triggering events or changes in circumstances indicate that goodwill may be impaired and the carrying value may not be recoverable. We are not able to estimate the extent or timing of any impairment charge for future years. Any impairment charge required may have a material adverse effect on our net income.

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

While we are subject to tax laws and regulations in various jurisdictions in which we operate or conduct business, our principal operations are in the R.O.C. and we are exposed primarily to taxes levied by the R.O.C. government. Any unfavorable changes of tax laws and regulations in this jurisdiction could increase our effective tax rate and have an adverse effect on our operating results. See “Item 5. Operating and Financial Reviews and Prospects — Taxation” for further discussion of significant tax regulation changes.

Fluctuations in inflationary and deflationary expectations and resulting market volatility could negatively affect costs of and demand for our products and services, which may harm our financial results.

The global economy is becoming more vulnerable to sudden unexpected fluctuations in inflationary and deflationary expectations and conditions. Expectations of high inflation or deflation each adversely affects the economy, at both macro and micro levels, by reducing economic efficiency and disrupting investment decisions. Recently, higher interest rates in the U.S., international trade tensions, and the possible changes in economic, fiscal and monetary policies in major economies have exacerbated, and may further exacerbate, fluctuations in inflationary or deflationary expectations. Such volatility may negatively affect the costs of our operations and the business operations of our customers who may be forced to plan their purchases of our goods and services within an uncertain economy. Therefore, the demand for our products and services could unexpectedly fluctuate severely in accordance with expectations of inflation or deflation as affected by market volatility. Please see “Item 5. Operating and Financial Reviews and Prospects – Inflation & Deflation” for a further discussion.

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

One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund of Taiwan, R.O.C. which owned 6.38% of TSMC’s outstanding shares as of February 28, 2019, had from time to time in the past sold our shares in the form of ADSs in several transactions.

We cannot predict the effect, if any, that future sales of ADSs or common shares, or the availability of ADSs or common shares for future sales, will have on the market price of ADSs or common shares prevailing from time to time. Sales of substantial amounts of ADSs or common shares in the public market, or the perception that such sales may occur, could depress the prevailing market price of our ADSs or common shares. In addition, fluctuations in the exchange rate between the U.S. dollar and the NT dollar may affect the U.S. dollar value of our common shares and the market price of the ADSs and the U.S. dollar value of any cash dividends paid in NT dollars on our common shares represented by ADSs.

The market value of our shares may fluctuate due to the volatility of, and government intervention in, the R.O.C. securities market.

The Taiwan Stock Exchange has experienced from time to time substantial fluctuations in the prices and volumes of sales of listed securities. There are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In response to past declines and volatility in the securities markets in Taiwan, and in line with similar activities by other countries in Asia, the government of the R.O.C. formed the Stabilization Fund, which had purchased and may from time to time purchase shares of Taiwan companies to support these markets. In addition, other funds associated with the R.O.C. government had in the past purchased, and may from time to time purchase, shares of Taiwan companies on the Taiwan Stock Exchange or other markets. These funds had disposed and may from time to time dispose shares of Taiwan companies so purchased at a later time. In the future, market activity by government entities, or the perception that such activity is taking place, may take place or cease, may cause fluctuations in the market prices of our ADSs and common shares.

ITEM 4.	INFORMATION ON THE COMPANY

Our History and Structure

Our legal and commercial name is 台灣積體電路製造股份有限公司 (Taiwan Semiconductor Manufacturing Company Limited). We believe we are currently the world’s largest dedicated foundry in the semiconductor industry. We were founded in 1987 as a joint venture among the R.O.C. government and other private investors and were incorporated in the R.O.C. as a company limited by shares on February 21, 1987. Our common shares have been listed on the Taiwan Stock Exchange since September 5, 1994, and our ADSs have been listed on the New York Stock Exchange since October 8, 1997.

Our Principal Office

Our principal executive office is located at No. 8, Li-Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. Our telephone number at that office is (886-3) 563-6688. Our web site is www.tsmc.com. Information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

Business Overview of the Company

As a foundry, we manufacture semiconductors using our manufacturing processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of wafer fabrication processes, including processes to manufacture complementary metal oxide silicon (“CMOS”) logic, mixed-signal, radio frequency (“RF”), embedded memory, bipolar complementary metal oxide silicon (“BiCMOS”, which uses CMOS transistors in conjunction with bipolar junction transistor) mixed-signal and other semiconductors. We estimate that our revenue market segment share among total foundries worldwide was 56% in 2018. We also offer design, mask making, bumping, advanced packaging, and testing services.

We believe that our large capacity, particularly for advanced technologies, is a major competitive advantage. Please see “— Semiconductor Manufacturing Capacity and Technology” and “– Capacity Management and Technology Upgrade Plans” for a further discussion of our capacity.

We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor companies, system companies to integrated device manufacturers, including, but not limited to, Advanced Micro Devices, Inc., Broadcom Limited, Hisilicon Technologies Co., Ltd., Intel Corporation, Marvell Technology Group Ltd., MediaTek Inc., NVIDIA Corporation, NXP Semiconductors N.V., Qualcomm Inc., Sony Corporation and Texas Instruments Inc.

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

Mobile platform: We offer leading process technologies such as 5-nanometer Fin Field-Effect Transistor (“FinFET”), 7-nanometer FinFET Plus, 7-nanometer FinFET, 10-nanometer FinFET, 16-nanometer FinFET Plus (“16FF+”) technology, and 20-nanometer system-on-chip (“SoC”) logic process technologies, as well as comprehensive intellectual properties for premium product applications to further enhance chip performance, reduce power consumption, and decrease chip size. For low-end to high-end product applications, we offer leading process technologies such as 12-nanometer FinFET compact technology (“12FFC”), 16-nanometer FinFET compact technology (“16FFC”), 28-nanometer high performance compact (“HPC”), 28-nanometer high performance mobile compact plus (“28HPC+”), and 22-nanometer ultra-low power (“22ULP”) logic process technologies, in addition to comprehensive intellectual properties, to satisfy customer needs for high-performance and low-power chips. Furthermore, for premium, high-end, mid-end, and low-end product applications, we also offer the most competitive, leading-edge specialty technologies, including RF, embedded flash memory, emerging memory technologies, power management, sensors, and display chips as well as advanced packaging technologies such as the leading integrated fan-out (“InFO”) technology.

High-performance computing platform: We provide customers with leading process technologies such as 5-nanometer FinFET, 7-nanometer FinFET Plus, 7-nanometer FinFET and 16-nanometer FinFET (“16FF”), as well as comprehensive intellectual properties, including high-speed interconnect intellectual properties, to meet customers’ high-performance computing and communication requirements. We also offer multiple advanced packaging technologies such as chip on wafer on substrate (“CoWoS®”), InFO, and three-dimensional integrated circuits technologies to enable homogeneous and heterogeneous chip integration to meet customers’ performance, power, and system footprint requirements. We will continue to optimize our high-performance computing platform offerings to help customers capture market growth driven by data explosion and application innovation.

Automotive electronics platform: We offer industry’s leading automotive technology to support the three megatrends — safety, connectivity and green — in the automotive industry. We also provide a robust automotive IP ecosystem, which covers 16-nanometer FinFET first and extends to 7-nanometer FinFET, for advanced driver-assistance systems (ADAS), the most computation-demanding system in the automotive industry. In addition to the advanced logic technology platform, we offer broad and competitive specialty technologies, including 40-nanometer embedded flash memory, 28-nanometer and 22-nanometer millimeter wave RF, high sensitivity CMOS Image/Lidar sensors, and power management IC technologies. All these automotive technologies are applied to our automotive process qualification standards based on AEC-Q100 standards.

Internet of things (“IoT”) platform: We provide industry’s leading and comprehensive ultra-low power (“ULP”) technology platform to support innovations for IoT and wearable applications. Our industry-leading offerings, including 55-nanometer ULP, 40-nanometer ULP, 28-nanometer ULP, 22-nanometer ULP/ultra-low leakage (“ULL”), have been widely adopted by various IoT and wearable applications. We also extend our low Vdd (low operating voltage) offerings for extreme low-power applications. To support the ever-increasing demand in IoT edge computing and wireless connectivity, we also offer the most competitive and comprehensive leading-edge specialty technologies in RF, embedded flash memory, emerging memory, sensors, and display chips, as well as multiple advanced packaging technologies including leading InFO technology.

Our Semiconductor Facilities

We currently operate one 150mm wafer fab, six 200mm wafer fabs, four 300mm wafer fabs, and four advanced backend fabs. Our corporate headquarters and seven of our fabs are located in the Hsinchu Science Park, two fabs are located in the Central Taiwan Science Park, three fabs are located in the Southern Taiwan Science Park, one fab is located in the United States, one fab is located in Shanghai, and one fab is located in Nanjing. Our corporate headquarters and our seven fabs in Hsinchu occupy parcels of land of a total of approximately 627,111 square meters. We have leased these parcels from the Hsinchu Science Park Administration in Hsinchu under agreements that will be up for renewal between May 2019 and March 2037. We have leased from the Central Taiwan Science Park Administration a parcel of land of approximately 564,619 square meters for our Taichung fabs under agreements that will be up for renewal between September 2029 and December 2034. We have leased from the Southern Taiwan Science Park Administration approximately 1,219,885 square meters of land for our fabs in the Southern Taiwan Science Park under agreements that will be up for renewal between October 2019 and November 2038. We also own approximately 143,215 square meters of land located in Miaoli, Taiwan. WaferTech, LLC (“WaferTech”) owns a parcel of land of approximately 1,052,186 square meters in the State of Washington in the United States, where the WaferTech fab and related offices are located. TSMC China owns the land use rights of 369,087 square meters of land in Shanghai, where Fab 10 and related offices are located. TSMC Nanjing owns the land use rights of 453,401 square meters of land in Nanjing, where Fab 16 and related offices are located. Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs.

Semiconductor Manufacturing Capacity and Technology

We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers or third party designers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net revenue of advanced semiconductors with a resolution of 28-nanometer and below, and are one of the leaders in the semiconductor manufacturing industry generally. In 2018, we successfully commenced volume production of 7-nanometer technology, transferred from R&D to manufacturing of 7-nanometer Plus technology, which is an enhanced version of 7-nanometer, and continued full development of 5-nanometer technology, which is on track for risk production in 2019.

The following table lists our fabs and those of our subsidiaries in operation as of February 28, 2019, together with the year of commencement of commercial production, wafer size and the most advanced technology for volume production:

Fab(1)	Year of commencement of commercial production	Wafer size	The most advanced technology for volume production(2)
2	1990	6-inch	450
3	1995	8-inch	150
5	1997	8-inch	150
6	2000	8-inch	110
8	1998	8-inch	110
10	2004	8-inch	150

Fab(1)	Year of commencement of commercial production	Wafer size	The most advanced technology for volume production(2)
11	1998	8-inch	150
12	2001	12-inch	7
14	2004	12-inch	16
15	2012	12-inch	7
16	2018	12-inch	16

(1)

Fabs 2, 3, 5, 8 and Fab 12 are located in Hsinchu Science Park. Fab 6 and Fab 14 are located in the Southern Taiwan Science Park. Fab 15 is located in Central Taiwan Science Park. Fab 11 is located in the Washington State, United States. Fab 10 is located in Shanghai, China and Fab 16 is located in Nanjing, China.

(2)	In nanometers, as of 2018 year-end.

In 2018, our annual capacity (in 12-inch equivalent wafers) was approximately 12 million wafers, compared to approximately 11 million wafers in 2017. This increase was primarily from the expansion of our 7-nanometer advanced technology.

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

Our capital expenditures in 2016, 2017 and 2018 were NT$328,045 million, NT$330,588 million, and NT$315,582 million (US$10,463 million, translated from a weighted average exchange rate of NT$30.16 to US$1.00), respectively. Our capital expenditures in 2019 are expected to be between US$10 billion to US$11 billion, which, depending on market conditions, may be adjusted later. Our capital expenditures for 2016, 2017 and 2018 were funded by operating cash flow. Our capital expenditures for 2019 are expected to be funded primarily by our operating cash flow. In 2019, we anticipate our capital expenditures to focus primarily on the following:

•	installing and expanding capacity, mainly for 7-nanometer and 5-nanometer nodes;

•	expanding capacity for advanced packaging and mask operations;

•	expanding buildings/facilities for Fab 15 in Central Taiwan Science Park and establishing Fab 18 in Southern Taiwan Science Park; and

•	research and development projects for new process technologies.

These investment plans are preliminary and may change according to market conditions.

Markets and Customers

We categorize our net revenue mainly based on the countries where our customers are headquartered, which may be different from the countries to which we actually sell or ship our products or different from where products are actually ordered. Under this approach, the following table presents a geographic breakdown of our net revenue during the last three years:

	Year ended December 31,
	2016		2017		2018
Geography	Net Revenue(3)	Percentage	Net Revenue(3)	Percentage	Net Revenue(3)	Percentage
	(NT$ in millions, except percentages)
North America	628,489	66.3%	638,895	65.3%	637,051	61.8%
China	82,634	8.7%	110,201	11.3%	175,794	17.0%
Asia Pacific(1)	134,330	14.2%	98,676	10.1%	89,434	8.7%
EMEA(2)	58,112	6.1%	69,047	7.1%	71,069	6.9%
Japan	44,373	4.7%	60,628	6.2%	58,126	5.6%

Total	947,938	100.0%	977,447	100.0%	1,031,474	100.0%

(1)	China and Japan are excluded from Asia Pacific.
(2)	EMEA stands for Europe, Middle East, and Africa.
(3)

Commencing in 2018, we began to break down our net revenue by geography based on a new method which associates most estimated sales returns and allowances with individual sales transactions, as opposed to the previous method which allocated sales returns and allowances based on gross revenue. We believe the new method provides a more relevant breakdown than the previous one. On a comparable basis, the classifications of 2016 and 2017 have been revised accordingly.

In 2018, our net revenue increased by NT$54,027 million from 2017, which was mainly due to an increase in orders from China of NT$65,593 million, or a 60% year-over-year increase, and from EMEA of NT$2,022 million, or a 3% year-over-year increase. The increase was partially offset by a decrease in orders from Asia Pacific of NT$9,242 million, or a 9% year-over-year decrease and from Japan of NT$2,502 million, or a 4% year-over-year decrease. In 2017, our net revenue increased by NT$29,509 million from 2016, which was mainly due to an increase in orders from China of NT$27,567 million, or a 33% year-over-year increase, from Japan of NT$16,255 million, or a 37% year-over-year increase, and from EMEA of NT$10,935 million, or a 19% year-over-year increase. The increase was partially offset by a decrease in orders from Asia Pacific of NT$35,654 million, or a 27% year-over-year decrease.

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

Some of our customers have entered into arrangements with us to ensure that they have access to specified capacity. These arrangements are mostly in the form of deposit agreements, and advanced cash deposits are made by customers for specified capacity at our fabs. Deposits are generally refunded when the terms and conditions set forth in the deposit agreements are satisfied and shipments have been made. As of December 31, 2018, we held approximately US$302 million of deposit from customers to reserve future capacity. See note 24 to our consolidated financial statements for further information.

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

The following table presents a breakdown of our net revenue by application type during the last three years:

	Year ended December 31,
	2016		2017		2018
Application Type	Net Revenue(1)	Percentage	Net Revenue(1)	Percentage	Net Revenue(1)	Percentage
	(NT$ in millions, except percentages)
Communication	585,205	61.7%	570,483	58.4%	578,924	56.1%
Computer	72,757	7.7%	90,096	9.2%	144,614	14.0%
Consumer	91,243	9.6%	89,348	9.1%	73,783	7.2%
Industrial/Standard	198,733	21.0%	227,520	23.3%	234,153	22.7%

Total	947,938	100.0%	977,447	100.0%	1,031,474	100.0%

(1)

Commencing in 2018, we began to break down our net revenue by application type based on a new method which associates most estimated sales returns and allowances with the individual sales transactions, as opposed to the previous method which allocated sales returns and allowances based on gross wafer revenue. We believe the new method provides a more relevant breakdown than the previous one. On a comparable basis, the classifications of 2016 and 2017 have been revised accordingly.

In terms of the products made for different applications, the increase in our net revenue from 2017 to 2018 mainly came from products for computer applications of NT$54,518 million, or a 61% year-over-year increase, primarily driven by cryptocurrency mining. However, we expect the demand of cryptocurrency mining to slow down significantly in 2019 compared to 2018. The increase in our net revenue from 2016 to 2017 mainly came from products for industrial/standard applications of NT$28,787 million, or a 14% year-over-year increase, and from products for computer applications of NT$17,339 million, or a 24% year-over-year increase.

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

For years, we and our alliance partners have spent considerable effort, time and resources to build our technology platforms. We unveiled an Open Innovation Platform® (“OIP”) initiative in 2008 to further enhance our technologies offerings. More OIP deliverables were introduced over the years, as well as in 2018. In the design methodology area, we announced EDA and IP readiness of 5-nanometer, 7-nanometer, 7-nanometer Plus as well as the availability of various 3-Dimensional Integrated Circuit reference flows covering a wide range of applications.

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

Research and Development

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the introduction of new technologies to meet customers’ demands and in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and to maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$71,208 million, NT$80,733 million and NT$85,895 million (US$2,806 million) in 2016, 2017 and 2018, respectively, on research and development, which represented 7.5%, 8.2% and 8.3% of our net revenue, respectively. We plan to continue to invest significant amounts on research and development in 2019, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have allowed us to provide our customers access to certain advanced process technologies, such as 28-, 20-, 16-, 10- and 7-nanometer technology for volume production, prior to the implementation of those advanced process technologies by many integrated device manufacturers and our competitors. In addition, we expect to advance our process technologies further down to 5- and 3-nanometer and below in the coming years to maintain our technology leadership. We will also continue to invest in research and development for our mature technologies offerings to provide function-rich process capabilities to our customers. Our research and development efforts are divided into centralized research and development activities and research and development activities undertaken by each of our fabs. Our centralized research and development activities are principally directed toward developing new logic, system-on-chip (“SoC”), derivatives and package/system-in-package (“SIP”) technologies, and cost-effective 3D wafer level system integration solutions, including Integrated Fan-Out (“InFO”) and Chip-on-Wafer-on-Substrate (“CoWoS®”) technologies. Fab-related research and development activities mostly focus on upgrading the manufacturing process technologies.

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

Competition

We compete internationally and domestically with other foundry service providers, as well as with a number of integrated device manufacturers. We compete primarily on process technologies, manufacturing excellence, customer trust and service quality, such as earlier technology readiness, better quality, faster yield improvement and shorter cycle time. The level of competition varies with the process technologies involved. For example, in more mature technologies, competitors tend to be numerous and offer specialized processes. Some companies compete with us in selected geographic regions or niche application markets. In recent years, substantial investments have been made by others to establish new foundry capacities worldwide, or to transform certain manufacturing operations of integrated device manufacturers into foundry capacities.

Equipment

The quality and technology of the equipment used in the semiconductor manufacturing process are important in that they effectively define the limits of our process technologies. Advances in process technologies cannot be brought about without commensurate advances in equipment technology. We have periodic meetings with important suppliers with respect to co-developing next-generation equipment.

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

Raw Materials

Our manufacturing processes use many raw materials, primarily silicon wafers, chemicals, gases and various types of precious metals. Raw materials costs constituted 10.6%, 12.0%, and 12.4% of our net revenue in 2016, 2017 and 2018, respectively. Although most of our raw materials are available from multiple suppliers, some materials are purchased through sole-sourced vendors. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material whenever possible so that a quality or delivery problem with any one vendor will not adversely affect our operations. The quality and delivery performance of each vendor is evaluated quarterly and quantity allocations are adjusted for subsequent periods based on the evaluation.

The most important raw material used in our production is silicon wafers, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Formosa SUMCO Technology Corporation of Taiwan, GlobalWafers of Taiwan, Shin-Etsu Handotai of Japan, Siltronic AG of Germany, and SUMCO Corporation of Japan. Together they supplied approximately 94.7%, 92.9%, and 91.7% of our total wafer needs in 2016, 2017 and 2018, respectively. The increase in silicon wafer prices due to increased demand for such wafers across the industry had a negative impact on our gross margin in 2018. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of wafers. In order to secure a reliable and flexible supply of high quality wafers, we have entered into long-term agreements and intend to continue to develop strategic relationships with major wafer vendors to cover our anticipated wafer needs for future years. Also, we actively address supply chain issues and bring together fab operations, materials management, quality system and risk management teams to mitigate potential supply chain risks and enhance supply chain agility. This taskforce works with our primary suppliers to review their business continuity plans, qualify their dual-plant materials, prepare safety inventories, improve the quality of their products and manage the supply chain risks of their suppliers. Please see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business” for a discussion of the risk related to raw materials, including the fluctuation of prices of our main raw materials.

Environmental and Climate Related Laws and Regulations

The semiconductor production process generates gaseous chemical wastes, greenhouse gases (“GHG”), liquid wastes, wastewater and other industrial wastes in various stages of the manufacturing process. We have installed in our fabs various types of pollution control equipment for the treatment of gaseous and liquid chemical wastes and wastewater, equipment for GHG emission reduction and equipment for the recycling of used chemicals and treated water. Operations at our fabs are subject to regulations and periodic monitoring by the R.O.C. Environmental Protection Administration, the U.S. Environmental Protection Agency and the State Environmental Protection Administration of China, and local environmental protection authorities in Taiwan, the U.S. and China.

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

Electricity and Water

We use electricity supplied by the Taiwan Power Company in our manufacturing process in Taiwan. We have occasionally suffered power outages or surges caused by difficulties encountered by the Taiwan Power Company, which have led to interruptions in our production schedule. The semiconductor manufacturing process uses extensive amounts of electricity and fresh water. Due to changes in the energy policy of the government, the growth of manufacturers in the Hsinchu Science Park, Southern Taiwan Science Park and Central Taiwan Science Park, and the droughts that Taiwan experiences from time to time, there is concern regarding future availability of sufficient electricity and fresh water and the potential impact that insufficient electricity and water supplies may have on our semiconductor production. To help address these potential shortages, we have adopted various natural resources conservation methodologies. Please see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business” for a discussion of the risk related to shortage in electricity and water.

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

Our Subsidiaries and Affiliates

Vanguard International Semiconductor Corporation (“VIS”). In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated dynamic random access memory (“DRAM”) manufacturer. VIS commenced volume commercial production in 1995 and listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange) in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 28, 2019, we owned approximately 28.3% of the equity interest in VIS. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

WaferTech. In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. As of February 28, 2019, we owned 100% of the equity interest in WaferTech.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Koninklijke Philips NV (“Philips”) and EDB Investment Pte. Ltd. to found a joint venture, SSMC, and build a fab in Singapore. The SSMC fab commenced production in December 2000. As of February 28, 2019, we owned approximately 38.8% of the equity interest in SSMC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

Global Unichip Corporation (“GUC”). In January 2003, we acquired a 52.0% equity interest in GUC, a SoC design service company that provides large scale SoC implementation services. GUC has been listed on Taiwan Stock Exchange since November 3, 2006. As of February 28, 2019, we owned approximately 34.8% of the equity interest in GUC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

TSMC China. In August 2003, we established TSMC China (of which the manufacturing entity is Fab 10), a wholly-owned subsidiary primarily engaged in the manufacture and sale of integrated circuits. TSMC China commenced production in late 2004.

VisEra Technologies Company, Ltd. (“VisEra Technologies”). In October 2003, we and OmniVision Technologies Inc. (“OVT”), entered into an agreement to form VisEra Technologies, a joint venture in Taiwan, for the purpose of providing back-end manufacturing service. On November 20, 2015, we obtained an additional 42.7% beneficial equity interest in VisEra Technologies from OVT when OVT was acquired by a Chinese consortium. As of February 28, 2019, we owned approximately 86.9% of the equity interest in VisEra Technologies.

Xintec, Inc. (“Xintec”). In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Since June 2013, we no longer consolidated Xintec in our financial statements as the number of our appointed directors on Xintec’s board comprised less than a majority. In March 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. As of February 28, 2019, we owned approximately 41.0% of the equity interest in Xintec. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

TSMC Nanjing. In May 2016, we established TSMC Nanjing (of which the manufacturing entity is Fab 16), a wholly-owned subsidiary primarily engaged in the manufacture and sale of integrated circuits, to help us meet the strong demands for advanced technologies from the China market and to further increase our access to business opportunities in China. TSMC Nanjing commenced commercial production in April 2018.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEWS AND PROSPECTS

Overview

We manufacture a variety of semiconductors based on designs provided by our customers. Our business model is commonly called a “dedicated semiconductor foundry.” As the leader of the foundry segment, our net revenue and net income attributable to shareholders of the parent were NT$947,938 million and NT$331,714 million in 2016, NT$977,447 million and NT$344,998 million in 2017, and NT$1,031,474 million (US$33,697 million) and NT$363,053 million (US$11,861 million) in 2018, respectively. Our net revenue in 2017 increased by 3.1% compared to 2016, mainly due to the introduction of 10-nanometer products, and the continuing strong demand for 16-nanometer products. Our net revenue in 2018 increased by 5.5% compared to 2017, mainly attributed to the introduction of 7-nanometer products, and the continuing strong demand for 10-nanometer and 16-nanometer products. In 2017 and 2018, increases in our net revenue were partially offset by the appreciation of NT dollar against the US dollar on a weighted average basis from 2016 to 2017 and from 2017 to 2018.

The principal source of our revenue is wafer fabrication, which accounted for approximately 88% of our net revenue in 2018. The rest of our net revenue was mainly derived from packaging and testing services, mask making, design, and royalty income. Factors that significantly impact our revenue include:

•	worldwide demand and capacity supply for semiconductor products;

•	pricing;

•	capacity utilization;

•	availability of raw materials and supplies;

•	technology migration; and

•	fluctuation in foreign currency exchange rate.

While the above factors are significant factors, four of which are elaborated as follows:

Pricing. We establish pricing levels for specific periods of time with our customers, some of which are subject to adjustment during the course of that period to take into account market conditions and other factors. We believe that customers find value in our flexible manufacturing capabilities, focus on customer service and timely delivery of high yield products, and this value is reflected in our pricing. Our pricing enables us to continue to invest significantly in research and development to deliver ever-improving products to our customers.

Production Capacity. We currently own and operate our semiconductor manufacturing facilities. The aggregate production capacity had been expanded from approximately 10 million 12-inch equivalent wafers in 2016, to approximately 11 million in 2017 and approximately 12 million in 2018.

Technology Migration. Our operation utilizes a variety of process technologies, ranging from mature process technologies of 0.25 micron or above circuit resolutions to advanced process technologies of 7-nanometer circuit resolutions. The table below presents a breakdown of wafer revenue by circuit resolution during the last three years:

	Year ended December 31,
	2016	2017	2018
Resolution	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)
7-nanometer	—	—	9%
10-nanometer	—	10%	11%
16/20-nanometer	28%	25%	23%
28-nanometer	26%	23%	20%
40/45-nanometer	14%	12%	11%
65-nanometer	11%	10%	8%
90-nanometer	5%	4%	4%
0.11/0.13 micron	2%	3%	2%
0.15/0.18 micron	10%	10%	9%
≥0.25 micron	4%	3%	3%
Total	100%	100%	100%

(1)

The figure represents wafer revenue from a certain technology as a percentage of the total wafer revenue. Commencing in 2017, revenue from packaging and testing services was reclassified from wafer revenue to non-wafer revenue. The above breakdown by circuit resolution for 2016 has been reclassified on the same basis.

In 2018, the 7-nanometer revenue reached 9% of total wafer revenue. The 10-nanometer revenue was 11% and the combined 16/20-nanometer revenue represented 23% of total wafer revenue. Advanced technologies (28-nanometer and below) accounted for 63% of total wafer revenue, up from 58% in 2017.

In 2017, the 10-nanometer revenue reached 10% of total wafer revenue. The combined 16/20-nanometer revenue represented 25% of total wafer revenue. Advanced technologies (28-nanometer and below) accounted for 58% of total wafer revenue, up from 54% in 2016.

Foreign Currency Exchange Rate. More than 90% of our sales are denominated in U.S. dollars while we publish our financial statements in NT dollars. As a result, fluctuations in exchange rates of NT dollar against U.S. dollar would have a significant impact on our reported revenue. Continuous NT dollar appreciation in 2017 and 2018 had an unfavorable effect on our revenue, with weighted average exchange rates of NT dollar per U.S. dollar appreciating from NT$32.21 in 2016 to NT$30.45 in 2017 and further to NT$30.16 in 2018.

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

Revenue Recognition. With the initial application of IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”) in 2018, we recognize revenue when performance obligations are satisfied. Our performance obligations are satisfied when customers obtain control of the promised goods which is generally when the goods are delivered to our customers’ specified locations. The initial application of IFRS 15 had no material impact on our revenue in 2018. See note 4 to our consolidated financial statements included herein for further information regarding the initial application of IFRS 15.

Prior to 2018, we recognized revenue from the sale of goods when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

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

We record estimated future returns and other allowances in the same period the related revenue is recorded. Estimated sales returns and other allowances are generally made and adjusted based on historical experience and the consideration of varying contractual terms, and we periodically review the adequacy of the estimation used. However, because of the inherent nature of estimates, actual returns and allowances could be different from our estimates. If the actual returns are greater than our estimated amount, we could be required to record an additional liability, which would have a negative impact on our recorded revenue and gross margin. For further information, please refer to note 21 and note 26 to the consolidated financial statements.

Timing to commence depreciation of property, plant and equipment. Property, plant and equipment are carried at cost, less any recognized impairment loss. Depreciation of property, plant and equipment begins when the assets are available for use, and in the condition necessary for the assets to be capable of operating in the intended manner. The criteria to determine whether assets are available for their intended use vary within categories of assets as well as involve subjective judgments, thus the validity of the timing to commence depreciation of property, plant and equipment could have a material impact on our financial performance.

Inventory Valuation. Inventories are stated at the lower of cost or net realizable value for finished goods, work-in-progress, raw materials, supplies and spare parts. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items.

A significant amount of our manufacturing costs is fixed because our extensive manufacturing facilities (which provide us large production capacity) require substantial investment to construct and are largely fixed-cost assets once they become operational. When the capacity utilization increases, the fixed manufacturing costs are spread over a larger amount of output, which would lower the inventory cost per unit.

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

Realization of Deferred Income Tax Assets. When we have temporary differences in the amount of tax expenses recorded for tax purposes and financial reporting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We generally recognize deferred tax assets to the extent that it is probable that sufficient taxable income will be available in the future to utilize such assets. The income tax benefit or expense is recorded when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the temporary differences may be utilized. Specifically, the realization of deferred income tax assets is impacted by our expected future revenue growth and profitability, tax holidays, Alternative Minimum Tax (“AMT”), the surtax imposed on unappropriated earnings and the amount of tax credits that can be utilized within the statutory period. In determining the amount of deferred tax assets as of December 31, 2018, we considered past performance, the general outlook of the semiconductor industry, business conditions, future taxable income and prudent and feasible tax planning strategies.

Because the determination of the amount of deferred tax assets that can be realized is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the deferred tax assets that we have recorded. As of December 31, 2017 and 2018, deferred tax assets were NT$12,106 million and NT$16,806 million (US$549 million), respectively. Deferred tax assets increased by NT$4,700 million in 2018, mainly due to depreciation of certain fixed assets that resulted in temporary differences between the carrying value of these fixed assets and their tax basis, which may be deductible for tax purposes in the future.

Impairment of Tangible and Intangible Assets other than Goodwill. We assess the impairment of tangible and intangible assets other than goodwill whenever triggering events or changes in circumstances indicate that the asset may be impaired and the carrying value may not be recoverable. Our tangible and intangible assets other than goodwill subject to this evaluation include property, plant and equipment and amortizable intangible assets.

Indicators we consider important which could trigger an impairment review include, but are not limited to, the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or our overall business strategy; and

•	significant unfavorable industry or economic trends.

When we determine that the carrying value of tangible and intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment for tangible and intangible assets based on projected future cash flow. If the tangible or intangible assets are determined to be impaired, we recognize an impairment loss through a charge to our operating results to the extent the recoverable amount, measured at the present value of discounted cash flows attributable to the assets, is less than their carrying value. Such cash flow analysis includes assumptions about expected future economic and market conditions, the applicable discount rate, and the future revenue generation from the use or disposition of the assets. We also perform a periodic review to identify assets that are no longer used and are not expected to be used in future periods and record an impairment charge to the extent that the carrying amount of the tangible and intangible assets exceeds the recoverable amount. If the recoverable amount subsequently increases, the impairment loss previously recognized will be reversed to the extent of the increase in the recoverable amount, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

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

There was no impairment loss recorded in 2016 and 2017. In 2018, we recognized an impairment loss of NT$423 million (US$14 million) for certain machinery and equipment that was assessed to have no future use, and the recoverable amount of which was nil. As of December 31, 2017 and 2018, net tangible and intangible assets amounted to NT$1,071,069 million and NT$1,083,257 million (US$35,389 million), respectively.

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

Application of the goodwill impairment test is also highly subjective and requires significant judgment, including the identification of cash generating units, assigning assets and liabilities to the relevant cash generating units, assigning goodwill to the relevant cash generating units, and determining the recoverable amount of the relevant cash generating units. Our assessment of recoverable amount is based upon a cash flow analysis that includes assumptions about expected future operating performance, such as revenue growth rates and operating margins, risk-adjusted discount rates, and future economic and market conditions. The recoverable amount of the cash generating units is compared to the associated carrying value including goodwill and an impairment charge is recorded to the extent, if any, that the carrying value exceeds the recoverable amount.

Goodwill recorded mainly from the acquisition of TSMC-Acer and WaferTech is evaluated for impairment on an annual basis. In 2016 and 2018, we did not recognize any impairment loss on goodwill. For the year ended December 31, 2017, we assessed goodwill impairment and recognized an impairment loss of NT$14 million related to a subsidiary whose operating results were lower than expected and the recoverable amount of the goodwill recorded was nil. As of December 31, 2017 and 2018, goodwill amounted to NT$5,649 million and NT$5,795 million (US$189 million), respectively. The change in the NT dollar amount of goodwill was due to changes in the exchange rate between NT dollar and U.S. dollar.

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

We did not record any impairment loss in 2016, 2017, and 2018. As of December 31, 2017 and 2018, investments accounted for using equity method amounted to NT$17,732 million and NT$17,769 million (US$580 million), respectively.

Fair Value Measurement of Non-publicly Traded Equity Investments. The fair value measurement for non-publicly traded equity investments is determined by the estimated fair value under appropriate valuation methods primarily based on investees’ financial positions, operation results and recent financing activities, the market transaction prices of similar investments, market conditions and the required discount factors. As such, the estimated fair value may be different from the actual disposal price in the future. We assess the fair value quarterly based on market conditions to ensure the appropriateness of fair value measurement of non-publicly traded equity investments.

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

As of December 31, 2017 and 2018, the net defined benefit liability was NT$8,851 million and NT$9,652 million (US$315 million), respectively.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of profit or loss and other comprehensive income, expressed in each case as a percentage of net revenue:

	For the year ended December 31,
	2016	2017	2018
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	(49.9)%	(49.4)%	(51.7)%
Gross profit	50.1%	50.6%	48.3%
Operating expenses
Research and development	(7.5)%	(8.2)%	(8.3)%
General and administrative	(2.1)%	(2.2)%	(2.0)%
Marketing	(0.6)%	(0.6)%	(0.6)%
Total operating expenses	(10.2)%	(11.0)%	(10.9)%
Other operating income and expenses, net	0.0%	(0.2)%	(0.2)%
Income from operations	39.9%	39.4%	37.2%
Income before income tax	40.7%	40.5%	38.5%
Income tax expense	(5.7)%	(5.2)%	(3.3)%
Net income	35.0%	35.3%	35.2%
Other comprehensive income (loss) for the year, net of income tax	(1.2)%	(2.9)%	1.0%
Total comprehensive income for the year	33.8%	32.4%	36.2%
Net income attributable to shareholders of the parent	35.0%	35.3%	35.2%
Net income attributable to non-controlling interests	0.0%	0.0%	0.0%

Year to Year Comparisons

Net Revenue and Gross Margin

	For the year ended December 31,
	2016	2017	% Change in NT$ from 2016	2018		% Change in NT$ from 2017
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Net revenue	947,938	977,447	3.1%	1,031,474	33,697	5.5%
Cost of revenue	(473,077)	(482,616)	2.0%	(533,488)	(17,428)	10.5%

Gross profit before realized (unrealized) gross profit on sales to associates	474,861	494,831	4.2%	497,986	16,269	0.6%
Realized (unrealized) gross profit on sales to associates	(29)	(5)	(82.8)%	(112)	(4)	2,140.0%

Gross profit	474,832	494,826	4.2%	497,874	16,265	0.6%

Gross margin percentage	50.1%	50.6%	—	48.3%	48.3%	—

Net Revenue

Our net revenue in 2018 increased by 5.5% from 2017, which was mainly attributed to 2.9% increase in wafer shipments and 2.5% increase in average selling price due to higher advanced technology revenue weighting, partially offset by 0.9% appreciation in NT dollar against US dollar. We shipped approximately 10.8 million 12-inch equivalent wafers in 2018 compared to 10.4 million in 2017. Meanwhile, newly commercialized 7-nanometer accounted for 9% of our total wafer revenue in 2018.

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

In 2018, our gross margin declined to 48.3% of net sales from 50.6% in 2017, mainly attributed to lower capacity utilization, unfavorable product mix and unfavorable exchange rate.

In 2017, our gross margin increased to 50.6% of net sales from 50.1% in 2016, mainly attributed to continuing cost improvement and higher capacity utilization, partly offset by an unfavorable exchange rate. We started shipment of 10-nanometer products in 2017, and our gross margin in 2017 was diluted by about 2 percentage points from 10-nanometer products.

Operating Expenses

	For the year ended December 31,
	2016	2017	% Change in NT$ from 2016	2018		% Change in NT$ from 2017
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Research and development	71,208	80,733	13.4%	85,895	2,806	6.4%
General and administrative	19,795	21,197	7.1%	20,266	662	(4.4)%
Marketing	5,901	5,972	1.2%	5,988	196	0.3%

Total operating expenses	96,904	107,902	11.3%	112,149	3,664	3.9%

Percentage of net revenue	10.2%	11.0%	—	10.9%	10.9%	—
Other operating income and expenses, net	30	(1,365)	(4,650.0)%	(2,101)	(68)	(53.9)%
Income from operations	377,958	385,559	2.0%	383,624	12,533	(0.5)%

Operating Margin	39.9%	39.4%	—	37.2%	37.2%	—

Operating expenses increased by NT$4,247 million in 2018, or 3.9%, following an increase of NT$10,998 million in 2017, or 11.3%, from NT$96,904 million in 2016.

Research and Development Expenses

We remain strongly committed to being the leader in advanced process technologies development. We believe that continuing investment in process technologies is essential for us to remain competitive in the markets we serve.

Research and development expenditures increased by NT$5,162 million in 2018, or 6.4%, from NT$80,733 million in 2017, after an increase of NT$9,525 million in 2017, or 13.4%, from NT$71,208 million in 2016. The increases in 2018 were mainly attributed to a higher level of research activities for 3-nanometer and 5-nanometer process technologies, as we continued to advance to smaller processing nodes, partially offset by a lower level of research activities for 7-nanometer and 10-nanometer compared to 2017. While in 2017, we had a higher level of research activities for 5-nanometer and 7-nanometer and a lower level of research activities for 10-nanometer compared to 2016.

We plan to continue our investment in technology research and development in 2019.

General and Administrative and Marketing Expenses

General and administrative expenses in 2018 decreased by NT$931 million, or 4.4% from 2017, mainly reflecting the absence of fab opening expenses for 10-nanometer, partially offset by higher fab opening expenses for 7-nanometer and below. Marketing expenses in 2018 increased slightly by NT$16 million, or 0.3% from 2017.

General and administrative and marketing expenses in 2017 increased by NT$1,473 million, or 5.7%, from 2016, mainly reflecting higher fab opening expenses for 7-nanometer.

Other Operating Income and Expenses

Net other operating income and expenses in 2018 decreased by NT$736 million from 2017 to a net loss of NT$2,101 million, mainly due to impairment losses on property, plant and equipment of NT$423 million.

Net other operating income and expenses in 2017 decreased by NT$1,395 million from 2016 to a net loss of NT$1,365 million, mainly reflecting a disposal loss of property, plant and equipment of NT$1,098 million, which was a one-off loss resulting from disposal of certain obsolete equipment.

Non-Operating Income and Expenses

	For the year ended December 31,
	2016	2017	% Change in NT$ from 2016	2018		% Change in NT$ from 2017
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Share of profits of associates and joint venture	3,458	3,015	(12.8)%	3,091	101	2.5%
Other income	6,455	9,610	48.9%	14,853	485	54.6%
Foreign exchange gain (loss), net	1,161	(1,509)	(230.0)%	2,438	80	—
Finance costs	(3,306)	(3,330)	0.7%	(3,052)	(100)	(8.3)%
Other gains and losses, net	196	2,817	1,337.2%	(3,411)	(112)	(221.1)%

Net non-operating income	7,964	10,603	33.1%	13,919	454	31.3%

Net non-operating income in 2018 increased by NT$3,316 million, or 31.3%, from NT$10,603 million in 2017, mainly due to higher interest income of NT$5,230 million and a foreign exchange gain of NT$2,438 million resulted mainly from NT dollar’s depreciation against U.S. dollar since April 2018 compared to a foreign exchange loss of NT$1,509 million in 2017. The increases were partially offset by a loss on financial instruments at fair value through profit or loss of NT$2,294 million, compared to a gain on financial instruments at fair value through profit or loss of NT$2,384 million in 2017.

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

Income Tax Expense

	For the year ended December 31,
	2016	2017	% Change in NT$ from 2016	2018		% Change in NT$ from 2017
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Income tax expense	(54,125)	(51,123)	(5.5)%	(34,437)	(1,125)	(32.6)%

Net income	331,797	345,039	4.0%	363,106	11,862	5.2%

Net income attributable to shareholders of the parent	331,714	344,998	4.0%	363,053	11,861	5.2%

Net margin attributable to shareholders of the parent	35.0%	35.3%	—	35.2%	35.2%	—

Income tax expenses decreased by NT$16,686 million in 2018, or 32.6%, from 2017. The decrease was mainly due to the statutory rate of surtax imposed on unappropriated earnings reduced from 10% to 5% and the increased tax benefits from five-year tax exemption for additional capital investments, partially offset by the statutory rate of corporate income tax increased from 17% to 20% in 2018.

Income tax expenses decreased by NT$3,002 million in 2017, or 5.5%, from 2016. The decrease was mainly related to lower surtax imposed on unappropriated earnings, partially offset by higher corporate income tax due to higher taxable income.

Liquidity and Capital Resources

Our sources of liquidity include cash flow from operations, cash and cash equivalents, and current portion of marketable financial assets. Issuance of corporate bonds may be another source of fund, if needed.

Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2018 was NT$573,954 million (US$18,751 million), a decrease of NT$11,364 million from 2017.

Our cash, cash equivalents and current portion of marketable financial assets increased to NT$695,182 million (US$22,711 million) as of December 31, 2018, from NT$649,358 million as of December 31, 2017 and NT$632,110 million as of December 31, 2016. The current portion of marketable financial assets primarily consisted of fixed income securities.

We believe that our cash generated from operations, cash and cash equivalents, current portion of marketable financial assets, and ability to access capital market will be sufficient to fund our working capital needs, capital expenditures, debt repayments, dividend payments and other business requirements associated with existing operations over the next 12 months.

	For the year ended December 31,
	2016	2017	2018
	NT$	NT$	NT$	US$
	(in millions)
Net cash generated by operating activities	539,835	585,318	573,954	18,751
Net cash used in investing activities	(395,440)	(336,165)	(314,269)	(10,267)
Net cash used in financing activities	(157,800)	(215,697)	(245,124)	(8,008)
Effect of exchange rate changes on cash and cash equivalents	(8,030)	(21,318)	9,862	322
Net increase (decrease) in cash and cash equivalents	(21,435)	12,138	24,423	798

Cash and cash equivalents increased by NT$24,423 million in 2018, following an increase of NT$12,138 million, and a decrease of NT$21,435 million in 2017 and 2016, respectively.

Operating Activities

In, 2018, we generated NT$573,954 million (US$18,751 million) net cash from operating activities, as compared to NT$585,318 million and NT$539,835 million in 2017 and 2016, respectively. The net cash generated from operating activities was primarily from NT$397,543 million in income before income tax and NT$292,546 million in non-cash depreciation and amortization expenses, partially offset by income tax payment, change in working capital and others of NT$116,135 million. The higher depreciation and amortization expenses in 2018 were mainly related to our investment in production capacity for advanced technologies.

In 2017, net cash generated from operating activities was primarily from NT$396,162 million in income before income tax and NT$260,143 million in non-cash depreciation and amortization expenses, partially offset by change in working capital and others of NT$70,987 million. The higher depreciation and amortization expenses in 2017 were mainly attributed to continuing investment in production capacity for advanced technologies.

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

Investing Activities

In 2018, net cash used in investing activities was NT$314,269 million (US$10,267 million), as compared to NT$336,165 million and NT$395,440 million in 2017 and 2016, respectively. The primary use of cash in investing activities in 2018 was for capital expenditures of NT$315,582 million.

In 2017, net cash used in investing activities was mainly for capital expenditures of NT$330,588 million.

In 2016, net cash used in investing activities was primarily for capital expenditures of NT$328,045 million and net purchase of NT$76,756 million in marketable securities mainly in fixed income securities.

Our capital expenditures for 2018 were primarily related to:

•	installing and expanding capacity, mainly for 7-nanometer and 5-nanometer nodes;

•	expanding buildings/facilities for Fab 15 in Central Taiwan Science Park and establishing Fab 18 in Southern Taiwan Science Park;

•	research and development projects for new process technologies; and

•	expanding capacity for advanced packaging and mask operations.

Our capital expenditures for 2016, 2017 and 2018 were funded by operating cash flow. The capital expenditures for 2019 are expected to be funded mainly by our operating cash flow. See “Item 3. Risk Factors” section for the risks associated with the inability of raising the requisite funding for our expansion programs. Please also see “Item 4. Information on The Company — Capacity Management and Technology Upgrade Plans” for discussion of our capacity management and capital expenditures.

Financing Activities

In 2018, net cash used by financing activities was NT$245,124 million (US$8,008 million), as compared to net cash used of NT$215,697 million in 2017 and NT$157,800 million in 2016. The net cash used by financing activities in 2018, 2017 and 2016 were mainly for cash dividend payments and repayments of corporate bonds, partially offset by the increases in short-term loans.

As of December 31, 2018, our short-term loans were NT$88,755 million (US$2,900 million). A significant majority of the short-term loans were denominated in U.S. dollars. As a substantial portion of our receivables was denominated in U.S. dollars, we used short-term loans denominated in U.S. dollars to naturally hedge the fluctuation of foreign exchanges rates. See “Item 11. Quantitative and Qualitative Disclosures about Market Risks” for a discussion of the hedging instruments used. Our aggregate long-term debt was NT$91,800 million (US$2,999 million), of which NT$34,900 million (US$1,140 million) was classified as current. The long-term debt was NT dollar corporate bonds with fixed interest rates ranging from 1.35% to 2.10% and tenors ranging from 5.5 years to 10 years.

Cash Requirements

The following table sets forth the maturity of our long-term debt, including relevant interest payments outstanding as of December 31, 2018:

Long-term debt
(in NT$ millions)
During 2019	36,040
During 2020	32,339
During 2021	3,002
During 2022	4,776
During 2023 and thereafter	18,203

The following table sets forth information on our material contractually obligated payments (including principals and interests) for the periods indicated as of December 31, 2018:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(in NT$ millions)
Short-Term Loans(1)	88,811	88,811	—	—	—
Long-Term Debt(2)	94,360	36,040	35,341	22,979	—
Operating Leases(3)	20,850	5,824	3,439	2,396	9,191
Other Obligations(4)	9,944	6,802	2,767	375	—
Capital Purchase or Other Purchase Obligations(5)	329,120	307,665	18,880	1,345	1,230
Total Contractual Cash Obligations	543,085	445,142	60,427	27,095	10,421

(1)

The maximum amount and average amount of short-term loans outstanding during the year ended December 31, 2018 were NT$91,368 million and NT$60,940 million, respectively. See note 20 to our consolidated financial statements for further information regarding interest rates and future repayment dates.

(2)	Represents corporate bonds payable. See note 22 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.
(3)	Operating lease obligations are described in note 4 and note 39 to our consolidated financial statements.
(4)

Other obligations represent refundable customer deposit. See “Item 4. Information on The Company — Commitments by Customers” and note 24 to our consolidated financial statements for further information regarding deposit.

(5)

Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments were not recorded on our statement of financial position as of December 31, 2018, as we had not received related goods or taken title of the property.

During 2018, we used derivative financial instruments to partially hedge the currency exchange rate risk related to foreign-currency denominated receivables and payables and interest rate risk related to our fixed income investments. As of December 31, 2018, we anticipated our cash requirements in 2019 for outstanding forward exchange agreements and cross currency swaps to be approximately NT$27,221 million, US$621 million, and RMB668 million and our expected cash receipts to be approximately JPY36,589 million, NT$3,909 million, EUR639 million, RMB2,189 million, and US$97 million. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a further discussion. See also note 5 to the consolidated financial statements for our accounting policy of derivative financial instruments, and note 8, note 13 and note 36 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.

Generally, we do not provide letters of credit to, or guarantees for any entity other than our consolidated subsidiaries.

Significant amount of capital is required to build, expand, and upgrade our production facilities and equipment. Our capital expenditures for 2019 are expected to be between US$10 billion to US$11 billion, which, depending on market conditions, may be adjusted later.

Taxation

Effective from 2018, the R.O.C. Income Tax Law was amended, which abolished the imputation system, raised the corporate income tax rate from 17% to 20%, and reduced the rate of surtax imposed on unappropriated earnings from 10% to 5%.

The alternative minimum tax (“AMT”) imposed under the R.O.C. AMT Act is a supplemental income tax which applies if the amount of regular income tax calculated pursuant to the R.O.C. Income Tax Act and relevant laws and regulations is below the amount of basic tax prescribed under the R.O.C. AMT Act. The taxable income for calculating AMT includes most income that is exempt from income tax under various legislations, such as tax holidays. The prevailing AMT rate for business entities is 12%. As we are eligible for tax holidays, AMT is generally applicable to us.

We are eligible for five-year tax holidays for income generated from construction and capacity expansions of production facilities according to regulations under the Statute for Upgrading Industries of the R.O.C. The exemption period may begin at any time within five years, as applicable, following the completion of a construction or expansion of production facilities. The Statute for Upgrading Industries expired at the end of 2009. However, under the Grandfather Clause, we can continue to be eligible for five-year tax holidays if the relevant investment plans were approved by R.O.C. tax authority before the expiration of the Statute. Pursuant to the Grandfather Clause, we commenced the exemption period for part of Fab 12 (Phase IV) and part of Fab 14 (Phase III to VI) in 2014, part of Fab 12 (Phase IV to V) and part of Fab 14 (Phase III to IV) in 2015, and part of Fab 15 (Phase I to IV) and part of Fab 14 (Phase III to IV) in 2018. The aggregate tax benefits of such exemption periods in 2016, 2017 and 2018 were NT$19,595 million, NT$16,901 million, and NT$33,088 million (US$1,081 million), net of AMT effect, respectively.

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

Inflation & Deflation

During 2018, neither inflation nor deflation had a material impact on our operations, or the business operations of our customers and suppliers.

However, in light of the uncertain global political and economic outlook, we cannot assure that there will be no significant variations in the future, which may have a material impact on our results of operations. For example, higher interest rates in the U.S., international trade tensions, and the possible changes in economic, fiscal and monetary policies in major economies have exacerbated, and may further exacerbate, fluctuations in inflationary or deflationary expectations. In addition, any increase in electricity and water prices in Taiwan may negatively affect our operating margins, resulting in lower margins on our products and services.

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

Directors and Executive Officers

MANAGEMENT

Members of our board of directors are elected by our shareholders. Our board of directors is currently composed of eight directors. Of our current eight directors, four are independent directors. The chairman of the board of directors is elected by the directors. The chairman of the board of directors presides at all meetings of the board of directors, and also has the authority to act as our representative. The term of office for directors is three years.

Pursuant to R.O.C. Securities and Exchange Law, effective from January 1, 2007, a public company is required to either establish an audit committee or to have supervisors. A public company’s audit committee should be composed of all of its independent directors but not less than three, of which at least one member should have accounting or related financial management expertise, and the relevant provisions under the R.O.C. Securities and Exchange Law, the R.O.C. Company Act and other laws applicable to the supervisors are also applicable to the audit committee. Pursuant to R.O.C. Securities and Exchange Law, effective from March 18, 2011, we are also required to establish a compensation committee which must be composed of qualified independent members as defined under local law. TSMC established its audit committee and compensation committee in 2002 and 2003, respectively (several years before being legally required to do so). The audit committee is now composed entirely of independent directors. The Compensation Committee now comprises all four independent directors and one independent non-director member.

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

After having led the Company for over 31 years, our Founder, Dr. Morris Chang, retired from the Company after the annual general meeting of shareholders on June 5, 2018. At the meeting, our shareholders elected a new board of directors, which then convened to elect Dr. Mark Liu as Chairman, and Dr. C.C. Wei as Chief Executive Officer and Vice Chairman, completing the transition of responsibilities.

As of the end of 2018, our board of directors consisted of nine members. Five of those nine members were independent directors: Sir Peter L. Bonfield, Mr. Stan Shih, Mr. Thomas J. Engibous, Ms. Kok-Choo Chen, and Mr. Michael R. Splinter. Mr. Thomas J. Engibous resigned due to health reasons, effective as of January 1, 2019. There will be a by-election for one independent director at the 2019 annual general meeting of shareholders. Our board of directors approved at its meeting in the first quarter of 2019 the nomination of Mr. Moshe N. Gavrielov as a candidate for independent director.

The following table sets forth the name of each director and executive officer, their positions, the year in which their term expires and the number of years they have been with us as of February 28, 2019. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Position with our company	Term Expires	Years with our company
Mark Liu(1)	Chairman	2021	25
C.C. Wei(2)	Vice Chairman/ Chief Executive Officer	2021	21
Mei-ling Chen	Director (Representative of the National Development Fund)	2021	2
F.C. Tseng	Director	2021	32
Sir Peter Leahy Bonfield	Independent Director	2021	17
Stan Shih	Independent Director	2021	19
Kok-Choo Chen	Independent Director	2021	8
Michael R. Splinter	Independent Director	2021	4
Lora Ho	Senior Vice President, Finance and Europe & Asia Sales/ Chief Financial Officer/ Spokesperson	—	20
Wei-Jen Lo	Senior Vice President, Research & Development/ Technology Development	—	15
Rick Cassidy	Senior Vice President, Corporate Strategy Office	—	22
Y.P. Chin	Senior Vice President, Operations/ Product Development	—	32
Y.J. Mii	Senior Vice President, Research & Development/ Technology Development	—	25
J.K. Lin	Senior Vice President, Information Technology and Materials Management & Risk Management	—	32
J.K. Wang	Senior Vice President, Operations/ Fab Operations	—	32
N.S. Tsai	Vice President, Quality & Reliability	—	30
Irene Sun	Vice President, Corporate Planning Organization	—	15
Cliff Hou	Vice President, Research & Development/ Technology Development	—	22
Sylvia Fang	Vice President, Legal & General Counsel	—	24
Connie Ma	Vice President, Human Resources	—	5
Y.L. Wang	Vice President, Operations/ Fab Operations	—	27
Doug Yu	Vice President, Research & Development/ Integrated Interconnect & Packaging	—	25
Alexander Kalnitsky	Vice President & TSMC Fellow, Operations/ Product Development/ More-than-Moore Technologies	—	10
Kevin Zhang	Vice President, Business Development	—	3
T.S. Chang	Vice President & TSMC Fellow, Operations/ Product Development	—	24
Michael Wu	Vice President, Research & Development/ Technology Development/ N3 Platform Development Division	—	22
Min Cao	Vice President, Research & Development/ Technology Development/ Pathfinding	—	17
H.-S. Philip Wong	Vice President, Research & Development/ Corporate Research	—	1
Marvin Liao	Vice President, Operations/ Product Development/ Advanced Packaging Technology and Service	—	17
Y.H. Liaw	Vice President, Operations/ Fab Operations/ FAB 15B	—	31

(1)	Mark Liu was elected as the Chairman in June 2018; before that, Morris Chang was the Chairman.
(2)	C.C. Wei was elected as the Vice Chairman in June 2018; before that, F.C Tseng was the Vice Chairman.

Mark Liu is the Chairman. Before elected as the Chairman in June 2018, Dr. Mark Liu was our President and Co-Chief Executive Officer. Prior to that, he was our Executive Vice President and Co-Chief Operating Officer from March 2012 to November 2013, Senior Vice President of Operations from 2009 to 2012, Senior Vice President of Advanced Technology Business from 2008 to 2009. From 2005 to 2008, Dr. Liu was Senior Vice President of Operations II. He served in a number of executive positions at TSMC Fabs and the Operations organization from 1999 to 2005. From 1999 to 2000, he served as the President of Worldwide Semiconductor Manufacturing Company. Prior to joining us in 1993, from 1987 to 1993, Dr. Liu was with AT&T Bell Laboratory, Holmdel, NJ, as a research manager for the High Speed Electronics Research Laboratory, working on optical fiber communication systems. From 1983 to 1987, he was a process integration manager of CMOS technology development at Intel Corporation, Santa Clara, CA, developing silicon process technologies for Intel microprocessor. He holds a Ph.D. in electrical engineering and computer science from University of California, Berkeley.

C.C. Wei is the Vice Chairman and Chief Executive Officer. Before elected as the Vice Chairman in June 2018, Dr. C.C. Wei was our President and Co-Chief Executive Officer. He also serves as the Chairman of TSMC Nanjing Co., Ltd. and the Chairman of TSIA. Dr. Wei was our Executive Vice President and Co-Chief Operating Officer from March 2012 to November 2013, Senior Vice President of Business Development from 2009 to 2012, and Senior Vice President of Mainstream Technology Business from 2008 to 2009. From 2005 to 2008, Dr. Wei was Senior Vice President of Operations I. He served in a number of executive positions at TSMC Fabs and the Operations organization from 1998 to 2005. Before joining us in 1998, he was Senior Vice President of Technology at Chartered Semiconductor Manufacturing Ltd. in Singapore and Senior Manager for Logic and SRAM technology development at STMicroelectronics N.V. in Texas. He holds a Ph.D. in electrical engineering from Yale University.

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

F.C. Tseng is a director. Previously Dr. F.C. Tseng served as our Vice Chairman from July 2005 to June 2018. Prior to that, he was Deputy Chief Executive Officer from August 2001 to June 2005. He is also the Chairman of TSMC China Co., Ltd. and Global Unichip Corp., and the Vice Chairman of VIS. He also serves as an independent director, Chairman of Audit Committee and a member of Compensation Committee of Acer Inc. He formerly served as the President of VIS from 1996 to 1998 and our President from May 1998 to August 2001. Prior to his presidency at VIS, Dr. Tseng served as our Senior Vice President of Operations. He holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 47 years.

Sir Peter L. Bonfield is an independent director. Sir Peter Bonfield was the Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from January 1996 to January 2002, and the Vice President of the British Quality Foundation from its creation in 1993 until 2012. He also served as director of L.M. Ericsson in Sweden, Chairman of GlobalLogic Inc. in the U.S. and senior advisor to Hampton Group in London. He is currently the Chairman of the Board of Directors of NXP Semiconductor N.V. in the Netherlands. He is also a member of the Longreach Group Advisory Board. He also serves as a board mentor of CMi, a senior advisor to Alix Partners in London and a board member of EastWest Institute in New York. He is a fellow of The Royal Academy of Engineering and the Chair of Council and Senior Pro-Chancellor at Loughborough University in UK. He holds an honors degree in engineering from Loughborough University.

Stan Shih is an independent director. He is the co-founder and Chairman Emeritus of the Acer Group. He served as the Chairman and Chief Executive Officer of the Acer Group from 1976 to 2004. He is currently the Director and Honorary Chairman of Acer Inc., and the Chairman of Stan Shih Foundation and a director of Nan Shan Life Insurance Co., Ltd., Egis Technology Inc., Digitimes Inc. and Chinese Television System Inc. Mr. Shih holds a bachelor’s degree, a master’s degree and an honorary Ph.D. in electrical engineering from National Chiao Tung University. He also holds an honorary doctoral degree in technology from the Hong Kong Polytechnic University, an honorary fellowship from the University of Wales and an honorary doctoral degree in international law from the Thunderbird, American Graduate School of International Management.

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

Michael R. Splinter is an independent director. Mr. Splinter served as Chief Executive Officer of Applied Materials from 2003 to 2012 and as Chairman of the Board of Directors since 2009 and retired in June 2015. Prior to that, he served at Intel Corp. as Executive Vice President of Sales and Marketing from 2001 to 2003, and Executive Vice President of Technology and Manufacturing group from 1996 to 2001. Mr. Splinter currently serves as Chairman of NASDAQ, Inc. and Director of Pica8, Inc., Meyer Burger Technology Ltd. and Gogoro Inc. He is also a General Partner of WISC Partners LP. and Chairman of the Board of US-Taiwan Business Council. Mr. Splinter holds a master degree in electrical engineering, and an honorary Ph.D. in engineering from the University of Wisconsin Madison.

Lora Ho is our Senior Vice President of Finance and Europe & Asia Sales/ Chief Financial Officer/ Spokesperson. Prior to joining us in 1999 as controller, she had served as Vice President of Finance and Chief Financial Officer at Acer Semiconductor Manufacturing Inc. since 1990. Ms. Ho holds an MBA from National Taiwan University.

Wei-Jen Lo is our Senior Vice President of Research & Development/ Technology Development. He was promoted to Senior Vice President of Research & Development in February 2014. He was Vice President of Research & Development from February 2013 to February 2014, Vice President of Operations/ Manufacturing Technology from October 2009 to February 2013, Vice President of Advanced Technology Business from September 2009 to October 2009, Vice President of Research & Development from June 2006 to September 2009, and Vice President of Operations from July 2004 to June 2006. Prior to joining us in 2004, he was Director in charge of advanced technology development with Intel Corporation. Dr. Lo holds a Ph.D. in solid state physics & surface chemistry from University of California, Berkeley.

Rick Cassidy is our Senior Vice President, Corporate Strategy Office. Prior to that, he served as Chief Executive Officer of TSMC North America from 2017 to January 2019. He was promoted to Senior Vice President in February 2014, Vice President in February 2008 and had led TSMC North America from January 2005 to 2018. He joined us in 1997 and has held various positions in TSMC North America, including Business Operations, Field Technical Support, and Business Management. He holds a B.A. degree in engineering technology from United States Military Academy at West Point.

Y.P. Chin is our Senior Vice President of Operations/ Product Development. He was promoted to Senior Vice President in November 2016. He was Vice President of Operations from October 2009 to November 2016, Vice President of Advanced Technology Business from March 2008 to October 2009. Prior to that, he was Senior Director of Operations II from June 2006 to March 2008 and Product Engineering & Services from 2000 to 2006. He joined us in 1987 and has held various positions in product and engineering functions. He holds a master degree in electrical engineering from National Cheng Kung University.

Y.J. Mii is our Senior Vice President of Research & Development/ Technology Development. He was promoted to Senior Vice President in November 2016. He was Vice President of Research & Development from August 2011 to November 2016. Prior to that, he was our Senior Director of Platform I Division from 2006 to 2011. He joined us in 1994 and has been involved continuously in the development and manufacturing of advanced CMOS technologies in both Operations and Research & Development. He holds a Ph.D. in electrical engineering from the University of California, Los Angeles.

J.K. Lin is our Senior Vice President of Information Technology and Materials Management & Risk Management. He led the organization since August 2018 and was promoted to Senior Vice President in November 2018. Prior to that, he was our Vice President of Operations/ Mainstream Fabs from August 2010 to August 2018. He joined us in 1987 and held various positions in manufacturing functions. He holds a B.S. degree from National Changhua University of Education.

J.K. Wang is our Senior Vice President of Operations/ Fab Operations. He was promoted to Senior Vice President of Operations in November 2018. Prior to that, he was Vice President of Operations/ 300mm Fabs from August 2010 to August 2018 and Operations/ Fab Operations from August to November 2018. He joined us in 1987 and held various positions in manufacturing and research and development functions. He holds a master degree in chemical engineering from National Cheng-Kung University.

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

Cliff Hou is our Vice President of Research & Development/ Technology Development. He was promoted to Vice President of Research & Development/ Design and Technology Platform in August 2011 and led the organization until his transfer to Technology Development. Prior to that, he was Senior Director of Design and Technology Platform from 2010 to 2011. He joined us in 1997 and established the Company’s technology design kit and reference flow development organizations. He holds a Ph.D. in electrical and computer engineering from Syracuse University.

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

Y.L. Wang is our Vice President of Operations/ Fab Operations. Prior to that, he was Vice President of Research & Development/ Technology Development after his promotion to this position in November 2015. He joined us in 1992 and held various positions in manufacturing functions. He holds a Ph.D. in electronics engineering from National Chiao Tung University.

Doug Yu is our Vice President of Research & Development/ Integrated Interconnect & Packaging. He was promoted to Vice President of Research & Development in November 2016. Prior to that, he was our Senior Director of Integrated Interconnect & Packaging Division. He joined us in 1994 and was in charge of development of interconnect technology for integrated circuits. He holds a Ph.D. in materials engineering from Georgia Institute of Technology.

Alexander Kalnitsky is our Vice President & TSMC Fellow of Operations/ Product Development/ More-than-Moore Technologies. Prior to that, he was Vice President of Research & Development from 2016 to 2018 since his promotion to the position in November 2016. He joined us in 2009 and was in charge of HV/Power/Analog/RF/CIS/MEMS processes development. He holds a Ph.D. in electrical engineering from Carleton University.

Kevin Zhang is our Vice President of Business Development. He joined us in November 2016 as Vice President of Research & Development/ Design and Technology Platform. Prior to joining us in November 2016, he was a Vice President of Technology and Manufacturing Group of Circuit Technology at Intel. He holds a Ph.D. in electrical engineering from Duke University.

T.S. Chang is our Vice President & TSMC Fellow of Operations/ Product Development. He was promoted to Vice President of Operations/ 300mm Fabs/ Fab 12B in February 2018 and held the position until his transfer to Product Development in November 2018. Prior to that, he was our Senior Director of Fab 12B. He joined us in 1995 and held various positions in manufacturing functions. He holds a Ph.D. in Electrical Engineering from National Tsing Hua University.

Michael Wu is our Vice President of Research & Development/ Technology Development/ N3 Platform Development Division. He was promoted to Vice President in February 2018. Prior of that, he was our Senior Director of N3 Platform Development Division. He joined us in 1996 and participated in advanced CMOS technology development. He holds a Ph.D. in Electrical Engineering from University of Wisconsin-Madison.

Min Cao is our Vice President of Research & Development/ Technology Development/ Pathfinding. He was promoted to Vice President in February 2018. Prior to that, he was our Senior Director of Path-finding Division. He joined us in 2002 and participated in development of multiple generations of advanced CMOS technology. He holds a Ph.D. in Physics from Stanford University.

H.-S. Philip Wong is our Vice President of Research & Development/ Corporate Research. Prior to joining us in 2018 as Vice President, he had served as Willard R. and Inez Kerr Bell Professor in the School of Engineering, Stanford University and Senior Manager at IBM Research. He holds a Ph.D. in Electrical Engineering from Lehigh University.

Marvin Liao is our Vice President of Operations/ Product Development/ Advanced Packaging Technology and Service. He was promoted to Vice President in November 2018. Prior to that, he was Technical Director in Fab 6 upon joining us in 2002 and later Senior Director of Backend Technology and Service Division. He holds a Ph.D. in Materials Science from University of Texas-Arlington.

Y.H. Liaw is our Vice President of Operations/ Fab Operations/ Fab 15B. He was promoted to Vice President in February 2019. Prior to that, he was our Senior Director of Fab 15B. He joined us in 1988 and held various positions in manufacturing functions. He holds a M.S. degree in Chemical Engineering from National Tsing Hua University.

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

Share Ownership

The following table sets forth certain information as of February 28, 2019 with respect to our common shares owned by our directors and executive officers.

Name of Shareholders(1)	Number of Common Shares Owned(2)	Percentage of Outstanding Common Shares(2)
Mark Liu, Chairman	12,913,114	0.05%
C.C. Wei, Vice Chairman and Chief Executive Officer	7,179,207	0.03%
Mei-Ling Chen, Director (Representative of the National Development Fund) (3)	1,653,709,980	6.38%
F.C. Tseng, Director	34,472,675	0.13%
Stan Shih, Independent Director	1,480,286	0.01%
Sir Peter Leahy Bonfield, Independent Director	—	—
Kok-Choo Chen, Independent Director	—	—
Michael R. Splinter, Independent Director	—	—
Lora Ho, Senior Vice President & Chief Financial Officer/ Spokesperson	4,511,080	0.02%
Wei-Jen Lo, Senior Vice President	1,444,127	0.01%
Rick Cassidy, Senior Vice President	—	—
Y.P. Chin, Senior Vice President	6,922,122	0.03%
Y.J. Mii, Senior Vice President	1,000,419	0.00%
J.K. Lin, Senior Vice President	12,518,018	0.05%
J.K. Wang, Senior Vice President	2,553,947	0.01%
N.S. Tsai, Vice President	1,925,180	0.01%
Irene Sun, Vice President	420,709	0.00%
Cliff Hou, Vice President	352,532	0.00%
Sylvia Fang, Vice President & General Counsel	700,285	0.00%
Connie Ma, Vice President	117,000	0.00%
Y.L. Wang, Vice President	218,535	0.00%

Name of Shareholders(1)	Number of Common Shares Owned(2)	Percentage of Outstanding Common Shares(2)
Doug Yu, Vice President	225,000	0.00%
Alexander Kalnitsky, Vice President & TSMC Fellow	—	—
Kevin Zhang, Vice President	—	—
T.S. Chang, Vice President & TSMC Fellow	200,781	0.00%
Michael Wu, Vice President	478,501	0.00%
Min Cao, Vice President	363,152	0.00%
H.-S. Philip Wong, Vice President	—	—
Marvin Liao, Vice President	50,485	0.00%
Y.H. Liaw, Vice President	370,000	0.00%

(1)	None of our directors and executive officers owned any stock option as of February 28, 2019.
(2)

Except for the number of shares held by the National Development Fund of the Executive Yuan, the disclosed number of shares owned by the directors and executive officers did not include any common shares held in the form of ADS by such individuals as such individual ownership of ADSs had not been disclosed or otherwise made public. The disclosed number of share owned by the directors and executive officers also did not include shares owned by their related parties. Each of these individuals owned less than one percent of all common shares outstanding as of February 28, 2019.

(3)	Represented shares held by the National Development Fund of the Executive Yuan.

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

Remuneration Paid to Directors

The following table presents the remuneration paid and benefits in kind granted to our non-employee directors in 2018:

Name/Title	Fees Earned or Paid in Cash	Stock Awards	All Other Compensation(5)	Total
	NT$	NT$	NT$	NT$	US$
	(in millions)
Morris Chang, Founder and Former Chairman(1)	133.5	—	1.2	134.7	4.4
Mark Liu, Chairman(2)	148.7	—	1.2	149.9	4.9
F.C. Tseng, Director(3)(4)	14.5	—	1.9	16.3	0.5
Mei-ling Chen, Director (Representative of National Development Fund, Executive Yuan)	9.6	—	—	9.6	0.3
Sir Peter L. Bonfield, Independent Director	14.5	—	—	14.5	0.5
Stan Shih, Independent Director	12.0	—	—	12.0	0.4
Thomas J. Engibous, Independent Director	14.5	—	—	14.5	0.5
Kok-Choo Chen, Independent Director	12.0	—	—	12.0	0.4
Michael R. Splinter, Independent Director	14.5	—	—	14.5	0.5

Total	373.7	—	4.3	378.1	12.4

(1)	Morris Chang retired on June 5, 2018.
(2)	Mark Liu was elected by the Board of Directors as Chairman on June 5, 2018.
(3)	F.C. Tseng served as the Vice Chairman until June 5, 2018 and serves as a director thereafter.

(4)	In addition to the above, F.C. Tseng received NT$6.8 million of compensation from non-consolidated affiliates and NT$9.3 million of Advisor Fee from TSMC.
(5)

Included pensions funded according to applicable law and expenses for company cars, but did not include compensation paid to car drivers made available to directors. In accordance with TSMC Procedure of Retirement, we made the pension payment of NT$76.2 million to Morris Chang.

Compensation Paid to Executive Officers(1)

The following table presents the compensation paid and benefits in kind granted to our executive officers in 2018:

Name/Title	Salary	Bonus(4)	Stock Awards	All Other Compensation(5)	Total
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
C.C. Wei, Chief Executive Officer	9.5	222.8	—	4.3	236.6	7.7
Lora Ho, Senior Vice President/ Chief Financial Officer/ Spokesperson	5.5	90.3	—	1.7	97.6	3.2

Stephen T. Tso, Senior Vice President(2)
Wei-Jen Lo, Senior Vice President
Rick Cassidy, Senior Vice President
Y.P. Chin, Senior Vice President
Y.J. Mii, Senior Vice President
J.K. Lin, Senior Vice President(8)
J.K. Wang, Senior Vice President
M.C. Tzeng, Vice President(2)
Jack Sun, Vice President(2)
N.S. Tsai, Vice President	96.7	1,064.7	—	41.9	1,203.3	39.3	(6)
Irene Sun, Vice President
Cliff Hou, Vice President
Been-Jon Woo, Vice President(2)
Sylvia Fang, Vice President & General Counsel
Connie Ma, Vice President
Y.L. Wang, Vice President
Doug Yu, Vice President
Alexander Kalnitsky, Vice President & TSMC Fellow
Kevin Zhang, Vice President
T.S. Chang, Vice President & TSMC Fellow(3)
Michael Wu, Vice President(3)
Min Cao, Vice President(3)
H.-S. Philip Wong, Vice President(3)
Marvin Liao, Vice President(3)
Y.H. Liaw, Vice President(6)

Total(7)	111.8	1,377.9	—	47.8	1,537.5	50.2

(1)

The total compensation paid to the executive officers is decided based on their job responsibility, contribution, company performance and projected future risks the Company will face. It is reviewed by the Compensation Committee then submitted to the Board of Directors for approval.

(2)	Stephen T. Tso, Jack Sun, M.C. Tzeng and Been-Jon Woo retired in 2018.
(3)	T.S. Chang, Michael Wu, Min Cao, H.-S. Philip Wong and Marvin Liao were promoted to Vice President in 2018.
(4)	Included cash bonus and profit sharing bonus.
(5)

Included pensions funded according to applicable law and expenses for company cars, but did not include compensation paid to car drivers made available to certain officers. In accordance with TSMC Procedure of Retirement, we made the pension payment of NT$60.8 million to Stephen T. Tso, M.C. Tzeng, Jack Sun and Been-Jon Woo.

(6)	Aggregate amount for executive officers other than C.C. Wei and Lora Ho. Compensation paid to Y.H. Liaw was not included since he was promoted to Vice President on February 19, 2019.
(7)

These amounts did not include Mark Liu’s compensation for the period from January 1, 2018 to June 4, 2018 when he served as President and Co-CEO of TSMC. During this period, Mark Liu’s salary was NT$4.2 million, bonus was NT$82.3 million, stock award was nil, all other compensation was NT$0.1 million, and the total was NT$86.6 million (US$2.8 million). Therefore, TSMC’s Total Compensation Paid to Executive Officers including Mark Liu was NT$1,624 million (US$53 million).

(8)	In addition to the above, J.K. Lin received NT$0.1 million of compensation from non-consolidated affiliates.

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

Currently, the Audit Committee consists of four members comprising all of our independent directors (after Mr. Thomas J. Engibous resigned from our Board, Audit Committee and Compensation Committee effective as of January 1, 2019 due to health reason). The members of the Audit Committee are Sir Peter L. Bonfield, the Chairman of our Audit Committee, Mr. Stan Shih, Ms. Kok-Choo Chen and Mr. Michael R. Splinter. In addition, Mr. Jan C. Lobbezoo was appointed to serve as a financial expert consultant to the Audit Committee from February 14, 2006 onwards. See “Item 16A. Audit Committee Financial Expert”. The Audit Committee is required to meet at least once every quarter. Our Audit Committee charter grants the Audit Committee the authority to conduct any investigation which it deems appropriate to fulfill its responsibilities. It has direct access to all our books, records, facilities, and personnel, as well as our registered public accountants. It has the authority to, among other things, appoint, terminate and approve all fees to be paid to our registered public accountants, subject to the approval of the board of directors as appropriate, and to oversee the work performed by the registered public accountants. The Audit Committee also has the authority to engage special legal, accounting, or other consultants it deems necessary in the performance of its duties. Beginning on January 1, 2007, the Audit Committee also assumed the responsibilities of supervisors pursuant to the R.O.C. Securities and Exchange Law.

The Audit Committee convened four regular meetings and one special meeting in 2018. In addition to these meetings, the Audit Committee members and consultant participated in three telephone conferences to discuss our Annual Report to be filed with the Taiwan and U.S. authorities and investor conference materials with management.

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

The members of the Compensation Committee are appointed by the Board as required by R.O.C. law. The Compensation Committee, by its charter, shall consist of no fewer than three independent directors of the Board. Currently, the Compensation Committee comprises all four independent directors (after Mr. Thomas J. Engibous resigned from our Board, Audit Committee and Compensation Committee effective as of January 1, 2019 due to health reason) and Mr. Moshe N. Gavrielov, the former Chief Executive Officer of Xilinx, Inc., an independent non-director member who was appointed pursuant to R.O.C. law. The members of the Compensation Committee are Mr. Michael R. Splinter, the Chairman of our Compensation Committee, Sir Peter L. Bonfield, Mr. Stan Shih, Ms. Kok-Choo Chen, and Mr. Moshe N. Gavrielov.

The Compensation Committee convened four regular meetings in 2018.

Employees

The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2016	2017	2018
Managers	4,909	5,107	5,294
Professionals	20,719	21,895	22,285
Assistant Engineers/Clericals	3,934	4,082	4,109
Technicians	17,406	17,518	17,064

Total	46,968	48,602	48,752

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2016	2017	2018
Hsinchu Science Park, Taiwan	22,960	24,488	23,998
Southern Taiwan Science Park, Taiwan	11,715	10,276	11,157
Central Taiwan Science Park, Taiwan	6,003	6,825	6,868
Taoyuan County, Taiwan	1,842	1,804	1,482
China	2,868	3,598	3,634
North America	1,487	1,522	1,522
Europe	55	54	55
Japan	33	32	33
Korea	5	3	3

Total	46,968	48,602	48,752

As of December 31, 2018, our total employee population was 48,752 with an educational makeup of 4.7% Ph.Ds, 42.6% masters, 25.9% university bachelors, 11.1% college degrees and 15.7% others. Among this employee population, 56.6% were at a managerial or professional level. Continuous learning is the cornerstone of our employee development strategy. Individual development plans are tailor-made to individual development needs for each employee. Employee development is further supported and enforced by a comprehensive network of resources including on the job training, coaching, mentoring, job rotation, classroom training, e-learning and external learning opportunities.

Pursuant to our Articles of Incorporation, our employees participate in our profits sharing program by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our annual profits (defined under local law), after recovering any losses incurred in prior years, if any. Our practice has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In 2017 and 2018, we distributed an employees’ cash bonus of NT$23,019 million and an annual employees’ cash profit sharing bonus of NT$23,019 million to our employees in relation to year 2017 profits. In 2018 and 2019, we distributed an employees’ cash bonus of NT$23,570 million (US$770 million) to our employees in relation to year 2018 profits. Annual employees’ cash profit sharing bonus of NT$23,570 million (US$770 million) in relation to year 2018 profits will be distributed in July 2019.

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

Major Shareholders

The following table sets forth certain information as of February 28, 2019, with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

Names of Shareholders	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares
National Development Fund	1,653,709,980	6.38%
BlackRock, Inc.(1)	1,442,359,906	5.56%
Capital World Investors(2)	1,380,420,495	5.32%
Directors and executive officers as a group(3)	90,417,155	0.35%

(1)

According to the Schedule 13G of BlackRock, Inc. filed with the Securities and Exchange Commission on February 6, 2019, BlackRock, Inc. is the parent holding company or control person of several entities with interests in TSMC. We do not have further information with respect to BlackRock, Inc.’s ownership in us subsequent to its Schedule 13G filed on February 6, 2019.

(2)

According to the Schedule 13G of Capital World Investors filed with the Securities and Exchange Commission on February 14, 2019, Capital World Investors is deemed to be the beneficial owner of the number of common shares listed above as a result of Capital Research and Management Company acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. We do not have further information with respect to Capital World Investors’ ownership in us subsequent to its Schedule 13G filed on February 14, 2019.

(3)	Excluded ownership of the National Development Fund.

As of February 28, 2019, a total of 25,930,380,458 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through their custodians in the R.O.C. As of February 28, 2019, 5,340,256,863 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., advised us that, as of February 28, 2019, 1,068,051,367 ADSs, representing 5,340,256,863 common shares, were held of record by Cede & Co. and 87 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

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

Related Party Transactions

Vanguard International Semiconductor Corporation (“VIS”)

In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated DRAM manufacturer. VIS commenced volume commercial production in 1995 and listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange) in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 28, 2019, we owned approximately 28.3% of the equity interest in VIS.

On April 1, 2004, we entered into an agreement with VIS with an initial term of two years. During the term of this agreement, VIS was obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC was required to use its best commercial efforts to maintain utilization of such reserved capacity within a specified range of wafers per month. Pursuant to its terms, upon expiration of its initial two-year term, this agreement is to be automatically renewed for additional one year periods unless earlier terminated by the parties. This Agreement has been so renewed per its terms. We pay VIS at a fixed discount to the actual selling price as mutually agreed between the parties in respect of each purchase order. In 2018, we had total purchases of NT$5,143 million (US$168 million) from VIS, representing 1.0% of our total cost of revenue.

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

We entered into a technology cooperation agreement with SSMC effective March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our metal oxide semiconductor (“MOS”) integrated circuits wafer volume production fabs. In return, we agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2018, we had total purchases of NT$3,667 million (US$120 million) from SSMC, representing 0.7% of our total cost of revenue.

Global Unichip Corporation (“GUC”)

In January 2003, we acquired a 52.0% equity interest in GUC, a SoC design service company that provides large scale SoC implementation services. GUC has been listed on the Taiwan Stock Exchange since November 3, 2006. Since July 2011, we were no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, we no longer consolidated GUC and its subsidiaries in our financial statements. As of February 28, 2019, we owned approximately 34.8% of the equity interest in GUC.

In 2018, we had total sales of NT$8,370 million (US$273 million) to GUC, representing 0.8% of our total revenue.

Xintec, Inc. (“Xintec”)

In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Since June 2013, we no longer consolidated Xintec in our financial statements as the number of our appointed directors on Xintec’s board consisted less than a majority. On March 30, 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. As of February 28, 2019, we owned approximately 41.0% of the equity interest in Xintec.

In 2018, we incurred total manufacturing expenses of NT$2,975 million (US$97 million) from Xintec, representing 0.6% of our total cost of revenue.

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

In May 2017, Uri Cohen filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America and other companies infringe four U.S. patents. Cohen’s case was transferred to and consolidated with the responsive declaratory judgment case for non-infringement of Cohen’s asserted patents filed by TSMC and TSMC North America in the U.S. District Court for the Northern District of California. In July 2018, all pending litigations between the parties in the U.S. District Court for the Northern District of California were dismissed.

On September 28, 2017, TSMC was contacted by the European Commission, which has asked us for information and documents concerning alleged anti-competitive practices in relation to semiconductor sales. We are cooperating with the European Commission to provide the requested information and documents. In light of the fact that this proceeding is still in its preliminary stage, it is premature to predict how the case will proceed, the outcome of the proceeding or its impact.

In February 2019, Innovative Foundry Technologies LLC (“IFT”) filed a complaint in the U.S. District Court for the District of Delaware alleging that TSMC and TSMC Technology Inc. infringe five U.S. patents. IFT also filed a complaint in the U.S. International Trade Commission (the “ITC”) alleging that TSMC, TSMC North America, TSMC Technology Inc., and other companies infringe the same patents. The ITC instituted an investigation on March 21. The outcome cannot be determined and we cannot make a reliable estimate of the contingent liability at this time.

Other than the matters described above, we were not a party to any other material litigation in 2018 and are not currently a party to any other material litigation.

Dividends and Dividend Policy

The following table sets forth the dividends per share paid during each of the years indicated in respect of common shares outstanding on the record dates eligible to the payments of those dividends. During 2016, 2017 and 2018, we paid cash dividends in the amounts of NT$155,582,282,748, NT$181,512,663,206, and NT$207,443,043,664 (US$6,776,969,737), respectively.

	Cash Dividends Per Share	Outstanding common shares at year end
	NT$
2016	6.0000	25,930,380,458
2017	7.0000	25,930,380,458
2018	8.0000	25,930,380,458

Except as otherwise specified in the Articles of Incorporation or under the R.O.C. law, we will not pay dividends or make other distributions to shareholders in respect of any year in which we have no earnings or retained earnings. The R.O.C. Company Act also requires that 10% of annual net income (less prior years’ losses and outstanding taxes) be set aside as legal reserve until the accumulated legal reserve equals our paid-in capital. Our profits may be distributed by way of cash dividend, stock dividend, or a combination of cash and stock. On December 21, 2004, our shareholders approved amendments to our Articles of Incorporations pursuant to which distributions of profits shall be made preferably by way of cash dividend. In addition, pursuant to the amendments, the ratio for stock dividends shall not exceed 50% of the total distribution. Distribution of stock dividends is subject to approval by the R.O.C. FSC.

Payment of dividends (including in cash and in stock) in respect of the prior year is made following approval by the annual general meeting of shareholders. The R.O.C. Company Act, amended in August 2018, allows a company, as authorized by its Articles of Incorporation, to distribute dividends on a quarterly basis or a semi-annual basis and to have its board of directors to approve the dividends in cash. On February 19, 2019, our board of directors adopted a proposal recommending distribution of a 2018 cash dividend of NT$8 per common share and resolved to submit the proposal for approval by the annual general meeting of shareholders to be held on June 5, 2019. Our board of directors also resolved to submit for approval at the annual general meeting of shareholders the proposed amendments to our Articles of Incorporation to authorize our board of directors to approve cash dividends after the close of each quarter. Subject to our shareholders’ approval of such amendments, our board of directors will approve each quarter’s dividend in the following quarter’s board meeting, after which the dividend will be distributed within six months. Our board of directors plans to approve a cash dividend of NT$2 per common share for the first quarter of 2019 in the second quarter of 2019, which will be paid in the fourth quarter of 2019. Subject to our shareholders’ approval, all shareholders of TSMC are therefore expected to receive a cash dividend of NT$10 per common share in total in 2019.

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

General

Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares, of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,930,380,458 common shares were issued and outstanding both as of December 31, 2018 and February 28, 2019. No employee stock options were outstanding as of December 31, 2018 and February 28, 2019.

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

The R.O.C. Company Act, amended in August 2018, allows a company, as authorized by its Articles of Incorporation, to distribute dividends on a quarterly basis or a semi-annual basis and to have its board of directors to approve the dividends in cash. We will submit for approval at the 2019 Annual Shareholders’ Meeting the proposed amendments of Articles of Incorporation to authorize our board of directors to approve cash dividends after the close of each quarter.

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

Other Rights of Shareholders

Under the R.O.C. Company Act, dissenting shareholders are entitled to appraisal rights in the event of amalgamation, spin-off or certain other major corporate actions. A dissenting shareholder may request us to redeem all of the shares owned by that shareholder at a fair price to be determined by mutual agreement or a court order if agreement cannot be reached. A shareholder may exercise these appraisal rights by serving a written notice on us prior to the related shareholders’ meeting and by raising an objection at the shareholders’ meeting. In addition to appraisal rights, any shareholder has the right to sue for the annulment of any resolution adopted at a shareholders’ meeting where the procedures were legally defective within thirty days after the date of such shareholders’ meeting. One or more shareholders who have held more than one percent of our issued and outstanding shares for six months or longer may require the audit committee to bring a derivative action against a director for that director’s liability to us as a result of that director’s unlawful actions or failure to act. In addition, one or more shareholders who have held more than three percent of our issued and outstanding shares for over a year may require the board of directors to convene a special shareholders’ meeting by sending a written request to the board of directors, while one or more shareholders who have held over 50% of our issued and outstanding shares for three months may convene a special shareholders’ meeting by themselves.

The R.O.C. Company Act allows shareholder(s) holding 1% or more of the total issued shares of a company to, during the period of time prescribed by the company, submit one proposal in writing or through any electronic means designated by us, which contains no more than three hundred words (Chinese characters) for discussion at the general meeting of shareholders. In addition, if a company adopts a nomination procedure for election of directors or supervisors in its articles of incorporation, shareholders representing 1% or more of the total issued shares of such company may submit a candidate list in writing to the company along with relevant information and supporting documents.

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

Tax Treaty. The R.O.C. does not have a double taxation treaty with the United States. On the other hand, the R.O.C. has double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Israel, Gambia, the Netherlands, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, Eswatini, India, Slovakia, Switzerland, Germany, Thailand, Luxembourg, Kiribati, Austria, Italy, Japan, Canada and Poland which may limit the rate of R.O.C. withholding tax on dividends paid with respect to common shares in R.O.C. companies. The ADS holders may or may not be considered to hold common shares for the purposes of these treaties. The holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.

United States Federal Income Taxation

This section discusses the material United States federal income tax consequences to U.S. holders (as defined below) of owning and disposing of our common shares or ADSs. It applies to you only if you hold your common shares or ADSs as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

You are a U.S. holder if you are a beneficial owner of common shares or ADSs and you are, for United States federal income tax purposes:

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

The tax treatment of your common shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below under “—PFIC Rules”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

You should consult your own tax advisor regarding the United States federal, state, local income tax and other tax consequences of owning and disposing of common shares or ADSs in your particular circumstances.

Taxation of Distributions

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay in respect of your common shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our common shares, including the amount of any R.O.C. tax withheld reduced by any credit against such withholding tax on account of the retained earnings tax imposed on us, will be treated as a dividend that is subject to United States federal income taxation. Because we do not expect to calculate our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect that any distribution made by us to such holder will generally be treated as a dividend. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold our common shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on the New York Stock Exchange or another established securities market in the United States. Our ADSs are listed on the New York Stock Exchange, and we therefore expect that dividends we pay with respect to the ADSs will be qualified dividend income. It is unclear whether dividends we pay with respect to the common shares will be qualified dividend income. The dividend is taxable to you when you, in the case of common shares, or the Depositary, in the case of ADSs, receive the dividend actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the NT Dollar payments made, determined at the spot NT Dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to generally applicable limitations and restrictions, the R.O.C. taxes withheld from dividend distributions and paid over to the R.O.C. (reduced by any credit against such withholding tax on account of the 10% retained earnings tax) will be eligible for credit against your U.S. federal income tax liabilities. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. Dividends will generally be income from sources outside the United States. Dividends will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. The rules applicable to the United States foreign tax credit are complex, and you should consult your own tax adviser concerning the availability of the credit in your particular circumstances.

Pro rata distributions of common shares by us to holders of common shares or ADSs may not be subject to U.S. federal income tax. Accordingly, such distributions may not give rise to taxable foreign-source income against which the R.O.C. tax imposed on such distributions may be credited.

Taxation of Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of your common shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed under existing law at preferential rates where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Rules

We believe that our common shares and ADSs should not currently be treated as stock of a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually, and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. Accordingly, no assurance can be given that we will not be considered by the U.S. Internal Revenue Service to be a PFIC in current or future years.

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

In addition, notwithstanding any election you make with regard to the common shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your common shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your common shares or ADSs, you will be treated as having a new holding period in your common shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income as well as the special rules provided with respect to excess distributions, if applicable, as described above.

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

Non-U.S. Holders

Except as described in the section titled “Information Reporting and Backup Withholding” below, a non-U.S. holder will not be subject to U.S. federal income or withholding tax on the payment of dividends and the proceeds from the disposition of common shares or ADSs unless: such item is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States and, in the case of a resident of a country which has a treaty with the United States and is eligible for the benefits of the treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or the non-U.S. holder is an individual who holds the common shares or ADSs as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, certain other conditions are met, and such non-U.S. holder does not qualify for an exemption. If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such item in the same manner as a U.S. holder unless otherwise provided in an applicable income tax treaty; a non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such item at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If the second exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition of the common shares or ADSs.

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

Information with Respect to Foreign Financial Assets

Individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals should consult their tax advisors regarding the application of these rules to their ownership of common shares or ADSs.

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

We are exposed to financial market risks, primarily in currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign Currency Risk: More than 90% of our revenue is denominated in U.S. dollar and over one-half of our capital expenditures are denominated in currencies other than NT dollar, primarily in U.S. dollar, Japanese yen and Euro. As a result, any significant fluctuations to our disadvantage in exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on our revenue and operating profit as expressed in NT dollar.

We use foreign currency derivatives contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities and certain forecasted transactions. We also utilize U.S. dollar denominated debt to partially offset currency risk arising from U.S. dollar denominated receivables for balance sheet hedges. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on our assets and liabilities. Based on a sensitivity analysis performed on our total monetary assets and liabilities on December 31, 2018, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased our net income by NT$506 million (US$17 million) and decreased our other comprehensive income by NT$316 million (US$10 million), after taking into account hedges and offsetting positions. For further information, please refer to note 8, note 13 and note 36 to the consolidated financial statements.

Interest Rate Risks: We are exposed to interest rate risks primarily related to our investment portfolio and outstanding debt, which are most sensitive to fluctuations in U.S. and R.O.C. interest rates. Changes in U.S. and R.O.C. interest rates affect the interest earned on our cash, cash equivalents and marketable securities and the fair value of those securities, as well as interest paid on our debt.

The objective of our investment policy is to achieve a return that will allow us to preserve principal and support liquidity requirements. We invest primarily in time deposits and investment grade debt securities. By policy, we limit the amount of credit exposure to any one issuer. Our investments in both fixed rate and floating rate interest earning securities carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely affected due to a rise in interest rates, while floating rate securities may generate less interest income than predicted if interest rates fall. As of December 31, 2018, we had outstanding fixed- and floating-rate fixed income securities with varying maturities for an aggregate carrying amount of NT$124,197 million (US$4,057 million). A substantial majority of our fixed income securities are classified as financial assets at fair value through other comprehensive income, and may have their market value adversely impacted due to the rise in interest rates. For further information, please refer to note 8, note 9 and note 12 to the consolidated financial statements

We have entered, and may enter in the future, into interest rate futures to partially hedge the interest rate risk on our fixed income investments. However, these hedges can offset only a small portion of the financial impact from movement in interest rates.

Based on a sensitivity analysis performed on our fixed income investments as of December 31, 2018, a hypothetical adverse interest rate change of 100 basis points across all maturities would have decreased our net income by approximately NT$248 million (US$8 million) and our other comprehensive income by NT$2,450 million (US$80 million), after taking into account interest rate hedges. For further information, please refer to note 13 and note 36 to the consolidated financial statements.

As of December 31, 2018, we had outstanding floating- and fixed-rate debt with varying maturities for an aggregate carrying amount of NT$180,555 million (US$5,899 million). All of our long-term debt are fixed-rate, NT dollar denominated bonds and measured at amortized costs with an aggregate carrying amount of NT$91,800 million (US$2,999 million). As such, changes in interest rate would not affect the future cash flows and the fair value. For further information, please refer to note 20, note 22 and note 36 to the consolidated financial statements.

Other Market Risk: Our equity securities are subject to a wide variety of market-related risks that could substantially reduce the fair value of our holdings. We currently do not reduce our equity market exposure through hedging activities. As of December 31, 2018, we had investments in public equity securities with a carrying value of NT$590 million (US$19 million). We also had investments in private equity securities mostly through a number of investment funds with a carrying value of NT$3,911 million (US$128 million). Based on a sensitivity analysis performed on our equity investments as of December 31, 2018, a hypothetical adverse price change of 10% would have decreased our other comprehensive income by approximately NT$427 million (US$14 million). The actual disposal value of these investments may be significantly different from their carrying value. For further information, please refer to note 36 to the consolidated financial statements.

Beginning 2018, as explained in note 4 and note 9 to the consolidated financial statements, we record equity investments not accounted for using equity method as financial assets at fair value through other comprehensive income.

ITEM 12D.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Depositary Fees and Charges

Under the terms of the Depository Agreement for the TSMC American Depositary Shares (ADSs), an ADS holder may have to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADS	Up to US$0.05 (or fractions thereof) per ADS issued

Cancellation of ADS	Up to US$0.05 (or fractions thereof) per ADS cancelled

Distribution of cash proceeds (i.e. upon sale of rights and other entitlements)	Up to US$0.02 per ADS held

Service	Fees
Distribution of ADS rights or other free distributions of Stock (excluding stock dividends)	Up to US$0.05 (or fractions thereof) per ADS issued

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these transaction fees to their clients.

Depositary Payment

In 2018, we received reimbursement of proxy related expenses (printing, postage and distribution) of US$27,547 from Citibank, N.A., the Depositary Bank for our ADR program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Pursuant to Rule 13(a)-15(b) of the Securities Exchange Act of 1934, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officers and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2018.

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

As of the end of 2018, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2018 was effective.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our company’s internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included at the end of this Item 15.

Changes in Internal Control over Financial Reporting. During 2018, there was no material change to our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Taiwan Semiconductor Manufacturing Company Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated April 17, 2019, expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 17, 2019

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

The table below summarizes the fees that we paid for services provided by Deloitte & Touche and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2017 and 2018.

	2017	2018
	NT$	NT$
	(In thousands)
Audit Fees	55,647	55,323
All Other Fees	81	—

Total	55,728	55,323

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

All Other Fees. This category consists of accounting research tool.

Our policy and procedures require all services performed by Deloitte & Touche to be pre-approved by the Audit Committee. The Audit Committee agreed to delegate to the Chairman of the Audit Committee authority to pre-approve non-material unanticipated non-audit services and to report any such items to the Audit Committee for ratification at its next scheduled meeting. All audit and non-audit services performed by Deloitte & Touche in 2017 and 2018 were pre-approved by the Audit Committee.

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

The most relevant differences between TSMC corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US Companies under Listed Company Manual Section 303A	TSMC Corporate Practices
NYSE Section 303A.01 requires a NYSE-listed company to have a majority of independent directors on its board of directors.	Taiwan law does not require a board of directors of publicly traded companies to consist of a majority of independent directors. Taiwan law requires public companies meeting certain criteria to have at least two independent directors but no less than one fifth of the total number of directors on its board of directors. In addition, Taiwan law requires public companies to disclose information pertaining to their directors, including their independence status. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for information on the total number of TSMC directors and directors who would be considered independent under NYSE Section 303A.02 and Taiwan law.

NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the listed company either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company).	Taiwan law establishes comparable standards to evaluate director independence. For further information, please consult TSMC’s Taiwan annual report for the relevant year.

NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	Taiwan law does not contain such a requirement. Except for meetings of sub-committees of the board of directors and those held by managing directors, Taiwan law does not allow separate board meetings of part but not all of the board of directors.

NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.	Taiwan law does not contain such a requirement. Taiwan law requires directors to be nominated (if nomination is provided in its articles of incorporation) either by the shareholders or by the entire board of directors.

NYSE Section 303A.05(a) requires listed companies to have a compensation committee comprised entirely of independent directors.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its compensation committee since 2003, which has met the requirements under the Taiwan law. Taiwan law permits a non-director independent member, appointed by the board of directors, to serve as a member on the compensation committee, so long as such member meets the independent and other requirements under the relevant Taiwan law. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition and functions of its compensation committee.

NYSE Section 303A.05(b) requires a compensation committee’s charter to establish certain minimum responsibilities and to provide for an annual evaluation of the committee’s performance.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its compensation committee since 2003, which has met the requirements under the Taiwan law, and TSMC’s compensation committee charter contains the same responsibilities as those provided under NYSE Section 303A.05(b)(i) and mandates the committee to review the adequacy of its charter annually.

NYSE Section 303A.06 requires listed companies to have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the Exchange Act). Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005.	TSMC voluntarily established its audit committee before the promulgation of related Taiwan law. Our audit committee fully complies with both local law requirements and corporate governance standards. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.

NYSE Section 303A.07(a) requires an audit committee to consist of at least three board members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee of which at least one shall have accounting or financial expertise. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.

NYSE Section 303A.07(a) requires that if an audit committee member is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of that company shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report on Form 10-K filed with the SEC.	Taiwan law does not contain such requirement. Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee. Taiwan law forbids an independent director from serving as an independent director on a total of more than four Taiwan public companies.

NYSE Section 303A.07(a) All members of the audit committee are required to be independent.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee.

NYSE Section 303A.07(b) requires an audit committee to have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Rule 10A-3(b)(2), (3), (4) & (5) of the Exchange Act.	Taiwan law requires comparable standards. TSMC currently has a written audit committee charter containing the same duties and responsibilities as those provided under Section 10A-3(b)(1) of the Exchange Act.

NYSE Section 303A.07(b)(iii)(B) and (C) establishes audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (ii) to discuss the company’s press releases relating to its earnings as well as the financial information and guidelines relating to its earnings that are supplied to analysts and rating agencies.	TSMC’s written audit committee charter establishes the same audit committee objectives.

NYSE Section 303A.07(b)(iii)(G) requires an audit committee to establish clear policies for hiring external auditor’s employees.	Taiwan law does not contain such requirement.

NYSE Section 303A.07(c) requires each company to have an internal audit function that provides to the management and to the audit committee ongoing assessments on the company’s risk management processes and internal control system.	Taiwan law requires public companies to establish an internal audit department. Internal auditors are subject to strict qualification standards under Taiwan law, which require the board of directors to approve the head of a company’s internal audit department. TSMC’s internal audit department has substantially the same responsibilities as provided under NYSE Section 303A.07(d).

NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Taiwan law imposes a similar requirement. TSMC currently does not have any equity based compensation plan. Employee stock option plans (“ESOPs”) are required to be approved by the board of directors. Shareholders’ approval is not required if the number of options granted under the relevant ESOP does not exceed the reservation made in TSMC’s Articles of Incorporation and if the exercise price is not below the price as determined by relevant regulations. Otherwise, any change to such reservation in the Articles requires shareholders’ approval.

NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the compensation committee.)	Taiwan law does not contain such requirement. Under Taiwan law, if a listed company has voluntarily adopted corporate governance guidelines, it must inform investors how to access such guidelines.

NYSE Section 303A.09 requires the board of directors to make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon.	Starting from 2020, companies listed on the Taiwan Stock Exchange (TWSE) are required by TWSE’s new rule to conduct self-assessment or peer assessment on the performance of the board of directors and each director every year and to submit the assessment results to TWSE by the end of the first quarter of the next year. TSMC has been conducting annual self-assessment on its Audit Committee’s performance since 2011 and will comply with TWSE’s new requirement accordingly.

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain.	Taiwan law does not contain such requirement. But, because of sound corporate governance principles, TSMC has adopted an “Ethics and Business Conduct Policy”, which complies with the Sarbanes-Oxley Act’s requirements concerning financial officers and CEO accountability.

NYSE Section 303A.12(a) requires the CEO, on a yearly basis, to certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance.	Taiwan law does not contain such a requirement. But, in order to comply with relevant SEC regulations, TSMC’s CEO is required to certify in TSMC’s 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of TSMC.

NYSE Section 303A.12(b) requires the CEO to notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.	Taiwan law does not contain such requirement. But, in order to be consistent with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC’s CEO complies with the notice provision as set forth under NYSE Section 303A.12(b).

NYSE Section 303A.12(c) requires each listed company to submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation each time a specified change occurs in the board or any of the committees subject to Section 303A.	Taiwan law does not contain such requirement. But, in order to comply with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC complies with NYSE Section 303A.12(c).

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Refer to the consolidated financial statements on page F-1.

ITEM 19.	EXHIBITS

(a)	See page F-1 for an index of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

	1.1(1)	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on June 12, 2012.

	2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

	3.1(1)	Rules for Election of Directors, as amended and restated on June 12, 2012.

	3.2(10)	Rules and Procedures of Board of Directors Meetings, as amended and restated on November 14, 2017.

	3.3(2)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002. (P)

	4.1(10)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2017 to July 31, 2037) (in Chinese with English summary).

	4.2	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 1, 2018 to April 30, 2038) (English summary).

	4.3(3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective November 1, 1999 to October 31, 2019) (in Chinese with English summary). (P)

	4.4(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective December 4, 2009 to December 31, 2028) (English summary).

	4.5(5)	Land Lease with Hsinchu Science Park Administration relating to the Fab 3 and F12 (Phase III) (effective July 1, 2015 to December 31, 2034) (in Chinese with English summary).

	4.6(9)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 2017 to March 14, 2037) (English summary).

	4.7(3)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) and Corporate Headquarters (effective December 1, 1999 to November 30, 2019) (in Chinese with English summary). (P)

	4.9(6)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (P)

	4.10(4)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2008 to December 31, 2027) (English summary).

	4.11(4)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 (effective May 16, 2013 to December 31, 2032) (English summary).

	4.12(7)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 and Corporate Headquarters (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

	4.13(1)	Land Lease with Central Science Industrial Park Administration relating to fabs located in Taichung Science Park (effective September 1, 2009 to September 1, 2029) (English summary).

4.14(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective May 14, 2005 to December 31, 2024) (English summary).

4.15(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective April 15, 2006 to December 31, 2024) (English summary).

4.16(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 1, 2009 to November 30, 2029) (English summary).

4.17(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 15, 2006 to December 31, 2024) (English summary).

4.18(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective October 1, 2011 to September 30, 2030) (English summary).

4.19(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2012 to July 31, 2032) (English summary).

4.20(8)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective January 22, 2014 to July 31, 2032) (English summary).

4.21(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective February 1, 2012 to January 31, 2032) (English summary).

4.22(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase IV and Phase V) (effective November 10, 2007 to December 31, 2026) (English summary).

4.23(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase VI) (effective August 20, 2010 to December 31, 2028) (English summary).

4.24(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase VII) (effective March 17, 2011 to December 31, 2027) (English summary).

4.25(4)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2010 to December 31, 2029) (English summary).

4.26(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I and Phase IV bridge) (effective July 21, 2008 to December 31, 2027) (English summary).

4.27(10)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective June 14, 2001 to May 14, 2019) (English summary).

4.28(8)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (effective December 1, 2014 to December 31, 2033) (English summary).

4.29(8)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective March 1, 2014 to February 28, 2034) (English summary).

4.30(8)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2014 to July 31, 2034) (English summary).

4.31(5)	Land Lease with Hsinchu Science Park Administration relating to BP03 located in Longtan Science Park (effective April 15, 2015 to December 31, 2034) (English summary).

4.32(5)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs (BP2B and F6 bridge) located in Southern Taiwan Science Park (effective March 16, 2015 to March 15, 2035) (English summary).

4.33(5)	Land Lease with Central Science Industrial Park Administration relating to F15B located in Taichung Science Park (effective March 25, 2015 to December 31, 2034) (English summary).

4.34(5)	Land Lease with Central Science Industrial Park Administration relating to BP05 located in Taichung Science Park (effective December 14, 2015 to July 26, 2031) (English summary).

4.35(10)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective August 1, 2017 to July 31, 2037) (English summary)

4.36(10)	Land Lease with Hsinchu Science Park Administration relating to F12(Phase VII) (effective February 1, 2017 to January 31, 2037) (English summary)

4.37	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective December 1, 2018 to November 30, 2038) (English summary)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed by TSMC on April 2, 2013.
(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.
(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.
(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2013, filed by TSMC on April 14, 2014.
(5)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2015, filed by TSMC on April 11, 2016.
(6)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.
(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.
(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2014, filed by TSMC on April 13, 2015.
(9)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2016, filed by TSMC on April 13, 2017.
(10)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2017, filed by TSMC on April 19, 2018.
(P)	Paper filing

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.

Date: April 17, 2019

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Lora Ho
Name:	Lora Ho
Title:	Senior Vice President, Chief Financial Officer & Spokesperson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Taiwan Semiconductor Manufacturing Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2017 and 2018, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

April 17, 2019

We have served as the Company’s auditor since 1987.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2017	December 31, 2018
		NT$	NT$	US$ (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	$553,391.7	$577,814.6	$18,876.7
Financial assets at fair value through profit or loss	8	569.8	3,504.6	114.5
Financial assets at fair value through other comprehensive income	9	—	99,561.7	3,252.6
Available-for-sale financial assets	10	93,374.2	—	—
Held-to-maturity financial assets	11	1,988.4	—	—
Financial assets at amortized cost	12	—	14,277.6	466.4
Hedging derivative financial assets	13	34.4	—	—
Hedging financial assets	13	—	23.5	0.8
Notes and accounts receivable, net	14	121,133.2	128,613.4	4,201.7
Receivables from related parties	37	1,184.1	584.4	19.1
Other receivables from related parties	37	171.1	65.0	2.1
Inventories	6, 15, 41	73,880.7	103,231.0	3,372.5
Other financial assets	38	7,253.1	18,597.5	607.5
Other current assets	19	4,222.4	5,406.4	176.6

Total current assets		857,203.1	951,679.7	31,090.5

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income	6, 9	—	3,910.7	127.8
Available-for-sale financial assets	10	4,874.3	—	—
Held-to-maturity financial assets	11	18,833.3	—	—
Financial assets at amortized cost	12	—	7,528.3	245.9
Investments accounted for using equity method	6, 16	17,731.8	17,769.0	580.5
Property, plant and equipment	6, 17	1,062,542.3	1,072,050.3	35,022.9
Intangible assets	6, 18	14,175.2	17,002.1	555.4
Deferred income tax assets	6, 31	12,105.5	16,806.4	549.1
Refundable deposits		1,283.4	1,700.1	55.5
Other noncurrent assets	19	2,983.1	1,584.6	51.8

Total noncurrent assets		1,134,528.9	1,138,351.5	37,188.9

TOTAL		$1,991,732.0	$2,090,031.2	$68,279.4

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2017	December 31, 2018
		NT$	NT$	US$ (Note 3)
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	20, 34	$63,766.8	$88,754.7	$2,899.5
Financial liabilities at fair value through profit or loss	8	26.7	40.8	1.3
Hedging derivative financial liabilities	13	15.6	—	—
Hedging financial liabilities	13	—	155.8	5.1
Accounts payable		28,412.8	32,980.9	1,077.5
Payables to related parties	37	1,656.4	1,376.5	45.0
Salary and bonus payable		14,254.9	14,471.4	472.8
Accrued profit sharing bonus to employees and compensation to directors and supervisors	25, 33	23,419.1	23,981.1	783.4
Payables to contractors and equipment suppliers		55,723.8	43,133.7	1,409.1
Income tax payable	6, 31	61,662.8	55,281.6	1,806.0
Provisions	6, 21	13,961.8	—	—
Long-term liabilities - current portion	22	58,401.1	34,900.0	1,140.1
Accrued expenses and other current liabilities	6, 24, 26, 34	65,588.4	61,760.6	2,017.7

Total current liabilities		386,890.2	356,837.1	11,657.5

NONCURRENT LIABILITIES
Bonds payable	22, 34	91,800.0	56,900.0	1,858.9
Deferred income tax liabilities	6, 31	302.2	233.3	7.6
Net defined benefit liability	6, 23	8,850.7	9,651.4	315.3
Guarantee deposits	24, 34	7,586.8	3,353.3	109.6
Others		1,855.6	1,951.0	63.7

Total noncurrent liabilities		110,395.3	72,089.0	2,355.1

Total liabilities		497,285.5	428,926.1	14,012.6

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock	25	259,303.8	259,303.8	8,471.2

Capital surplus	25	56,309.6	56,316.0	1,839.8

Retained earnings	25
Appropriated as legal capital reserve		241,722.7	276,033.9	9,017.8
Appropriated as special capital reserve		—	26,907.5	879.0
Unappropriated earnings		963,328.6	1,057,317.5	34,541.6

		1,205,051.3	1,360,258.9	44,438.4

Others	25	(26,917.9)	(15,449.9)	(504.7)

Equity attributable to shareholders of the parent		1,493,746.8	1,660,428.8	54,244.7

NON-CONTROLLING INTERESTS		699.7	676.3	22.1

Total equity		1,494,446.5	1,661,105.1	54,266.8

TOTAL		$1,991,732.0	$2,090,031.2	$68,279.4

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2016	2017	2018
		NT$	NT$	NT$	US$
					(Note 3)
NET REVENUE	6, 26, 37, 43	$947,938.3	$977,447.2	$1,031,473.6	$33,697.3

COST OF REVENUE	6, 15, 33, 37, 41	473,077.1	482,616.2	533,487.5	17,428.6

GROSS PROFIT BEFORE UNREALIZED GROSS PROFIT ON SALES TO ASSOCIATES		474,861.2	494,831.0	497,986.1	16,268.7

UNREALIZED GROSS PROFIT ON SALES TO ASSOCIATES		(29.1)	(4.6)	(111.8)	(3.6)

GROSS PROFIT		474,832.1	494,826.4	497,874.3	16,265.1

OPERATING EXPENSES	6, 33, 37
Research and development		71,207.7	80,732.5	85,895.6	2,806.1
General and administrative		19,795.6	21,196.7	20,265.9	662.1
Marketing		5,900.8	5,972.5	5,987.8	195.6

Total operating expenses		96,904.1	107,901.7	112,149.3	3,663.8

OTHER OPERATING INCOME AND EXPENSES, NET	17, 18, 27, 33	29.8	(1,365.5)	(2,101.5)	(68.7)

INCOME FROM OPERATIONS	43	377,957.8	385,559.2	383,623.5	12,532.6

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates		3,457.9	3,014.8	3,090.6	101.0
Other income	28	6,454.9	9,610.3	14,852.8	485.2
Foreign exchange gain (loss), net		1,161.3	(1,509.5)	2,438.2	79.7
Finance costs	29	(3,306.1)	(3,330.3)	(3,051.2)	(99.7)
Other gains and losses, net	30	195.9	2,817.4	(3,410.8)	(111.4)

Total non-operating income and expenses		7,963.9	10,602.7	13,919.6	454.8

INCOME BEFORE INCOME TAX		385,921.7	396,161.9	397,543.1	12,987.4
INCOME TAX EXPENSE	6, 31	54,124.4	51,122.9	34,436.9	1,125.1

NET INCOME		331,797.3	345,039.0	363,106.2	11,862.3

OTHER COMPREHENSIVE INCOME (LOSS)	6, 23, 25, 31
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation		(1,057.2)	(254.7)	(861.2)	(28.1)
Unrealized loss on investments in equity instruments at fair value through other comprehensive income		—	—	(3,309.1)	(108.1)
Gain on hedging instruments		—	—	41.0	1.3
Share of other comprehensive loss of associates		(20.0)	(20.9)	(14.2)	(0.5)
Income tax benefit related to items that will not be reclassified subsequently		126.9	30.6	195.7	6.4

		(950.3)	(245.0)	(3,947.8)	(129.0)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2016	2017	2018
		NT$	NT$	NT$	US$
					(Note 3)
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		$(9,379.5)	$(28,259.6)	$14,562.4	$475.7
Changes in fair value of available-for-sale financial assets		(692.5)	(218.8)	—	—
Cash flow hedges		—	4.7	—	—
Unrealized loss on investments in debt instruments at fair value through other comprehensive income		—	—	(870.9)	(28.4)
Share of other comprehensive income (loss) of associates		16.3	(99.4)	93.3	3.1
Income tax expense related to items that may be reclassified subsequently		(61.2)	(3.5)	—	—

		(10,116.9)	(28,576.6)	13,784.8	450.4

Other comprehensive loss for the year, net of income tax		(11,067.2)	(28,821.6)	9,837.0	321.4

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		$320,730.1	$316,217.4	$372,943.2	$12,183.7

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent		$331,713.7	$344,998.3	$363,052.7	$11,860.6
Non-controlling interests		83.6	40.7	53.5	1.7

		$331,797.3	$345,039.0	$363,106.2	$11,862.3

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent		$320,653.2	$316,181.8	$372,886.8	$12,181.9
Non-controlling interests		76.9	35.6	56.4	1.8

		$320,730.1	$316,217.4	$372,943.2	$12,183.7

		2016	2017	2018
		Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent
		NT$	NT$	NT$	US$
					(Note 3)
EARNINGS PER SHARE	32
Basic earnings per share		$12.79	$13.30	$14.00	$0.46

Diluted earnings per share		$12.79	$13.30	$14.00	$0.46

EARNINGS PER EQUIVALENT ADS
Basic earnings per share		$63.96	$66.52	$70.01	$2.29

Diluted earnings per share		$63.96	$66.52	$70.01	$2.29

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock		Capital Surplus	Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for-sale Financial Assets	Unrealized Gain/Loss on Financial Assets at Fair Value Through Other Comprehensive Income	Cash Flow Hedges Reserve	Gain (Loss) on Hedging Instruments	Stock - Based Employee Compensation	Total	Total	Non - controlling Interests	Total Equity
	Shares (In Millions)	Amount		Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total
BALANCE, JANUARY 1, 2016	25,930.3	$259,303.8	$56,300.2	$177,640.6	$—	$688,989.0	$866,629.6	$11,039.9	$734.8	$—	$(0.6)	$—	$—	$11,774.1	$1,194,007.7	$962.4	$1,194,970.1
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	30,657.4	—	(30,657.4)	—	—	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$6 per share	—	—	—	—	—	(155,582.3)	(155,582.3)	—	—	—	—	—	—	—	(155,582.3)	—	(155,582.3)

Total	—	—	—	30,657.4	—	(186,239.7)	(155,582.3)	—	—	—	—	—	—	—	(155,582.3)	—	(155,582.3)

Net income in 2016	—	—	—	—	—	331,713.7	331,713.7	—	—	—	—	—		—	331,713.7	83.6	331,797.3
Other comprehensive income (loss) in 2016, net of income tax	—	—	—	—	—	(950.3)	(950.3)	(9,378.7)	(732.2)	—	0.7	—	—	(10,110.2)	(11,060.5)	(6.7)	(11,067.2)

Total comprehensive income (loss) in 2016	—	—	—	—	—	330,763.4	330,763.4	(9,378.7)	(732.2)	—	0.7	—	—	(10,110.2)	320,653.2	76.9	320,730.1

Disposal of investments accounted for using equity method	—	—	(56.1)	—	—	—	—	—	—	—	—	—	—	—	(56.1)	—	(56.1)
Adjustments to share of changes in equities of associates	—	—	21.2	—	—	—	—	—	—	—	—	—	—	—	21.2	—	21.2
From share of changes in equities of subsidiaries	—	—	7.0	—	—	—	—	—	—	—	—	—	—	—	7.0	(7.0)	—
Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(235.2)	(235.2)
Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2.0)	(2.0)

BALANCE, DECEMBER 31, 2016	25,930.3	259,303.8	56,272.3	208,298.0	—	833,512.7	1,041,810.7	1,661.2	2.6	—	0.1	—	—	1,663.9	1,359,050.7	795.1	1,359,845.8
Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	33,424.7	—	(33,424.7)	—	—	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$7 per share	—	—	—	—	—	(181,512.7)	(181,512.7)	—	—	—	—	—	—	—	(181,512.7)	—	(181,512.7)

Total	—	—	—	33,424.7	—	(214,937.4)	(181,512.7)	—	—	—	—	—	—	—	(181,512.7)	—	(181,512.7)

Net income in 2017	—	—	—	—	—	344,998.3	344,998.3	—	—	—	—	—	—	—	344,998.3	40.7	345,039.0
Other comprehensive income (loss) in 2017, net of income tax	—	—	—	—	—	(245.0)	(245.0)	(28,358.9)	(216.7)	—	4.1	—	—	(28,571.5)	(28,816.5)	(5.1)	(28,821.6)

Total comprehensive income (loss) in 2017	—	—	—	—	—	344,753.3	344,753.3	(28,358.9)	(216.7)	—	4.1	—	—	(28,571.5)	316,181.8	35.6	316,217.4

Adjustments to share of changes in equities of associates	—	—	7.1	—	—	—	—	—	—	—	—	—	(10.3)	(10.3)	(3.2)	—	(3.2)
From share of changes in equities of subsidiaries	—	—	11.0	—	—	—	—	—	—	—	—	—	—	—	11.0	(11.0)	—
Donation from shareholders	—	—	19.2	—	—	—	—	—	—	—	—	—	—	—	19.2	1.7	20.9
Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(113.7)	(113.7)
Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8.0)	(8.0)

BALANCE, DECEMBER 31, 2017	25,930.3	259,303.8	56,309.6	241,722.7	—	963,328.6	1,205,051.3	(26,697.7)	(214.1)	—	4.2	—	(10.3)	(26,917.9)	1,493,746.8	699.7	1,494,446.5
Effect of retrospective application	—	—	—	—	—	1,556.3	1,556.3	—	214.1	(524.9)	(4.2)	4.2	—	(310.8)	1,245.5	0.3	1,245.8

ADJUSTED BALANCE, JANUARY 1, 2018	25,930.3	259,303.8	56,309.6	241,722.7	—	964,884.9	1,206,607.6	(26,697.7)	—	(524.9)	—	4.2	(10.3)	(27,228.7)	1,494,992.3	700.0	1,495,692.3

Appropriations of prior year’s earnings
Legal capital reserve	—	$—	$—	$34,311.2	$—	$(34,311.2)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Special capital reserve	—	—	—	—	26,907.5	(26,907.5)	—	—	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$8 per share	—	—	—	—	—	(207,443.0)	(207,443.0)	—	—	—	—	—	—	—	(207,443.0)	—	(207,443.0)

Total	—	—	—	34,311.2	26,907.5	(268,661.7)	(207,443.0)	—	—	—	—	—	—	—	(207,443.0)	—	(207,443.0)

Net income in 2018	—	—	—	—	—	363,052.7	363,052.7	—	—	—	—	—	—	—	363,052.7	53.5	363,106.2
Other comprehensive income (loss) in 2018, net of income tax	—	—	—	—	—	(765.3)	(765.3)	14,655.3	—	(4,097.5)	—	41.6	—	10,599.4	9,834.1	2.9	9,837.0

Total comprehensive income (loss) in 2018	—	—	—	—	—	362,287.4	362,287.4	14,655.3	—	(4,097.5)	—	41.6	—	10,599.4	372,886.8	56.4	372,943.2

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	(1,193.1)	(1,193.1)	—	—	1,193.1	—	—	—	1,193.1	—	—	—
Basis adjustment for loss on hedging instruments	—	—	—	—	—	—	—	—	—	—	—	(22.2)	—	(22.2)	(22.2)	—	(22.2)
Adjustments to share of changes in equities of associates	—	—	(6.4)	—	—	—	—	—	—	—	—	—	8.5	8.5	2.1	—	2.1
From share of changes in equities of subsidiaries	—	—	2.7	—	—	—	—	—	—	—	—	—	—	—	2.7	(2.7)	—
Donation from shareholders	—	—	10.1	—	—	—	—	—	—	—	—	—	—	—	10.1	—	10.1
Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(77.4)	(77.4)

BALANCE, DECEMBER 31, 2018	25,930.3	$259,303.8	$56,316.0	$276,033.9	$26,907.5	$1,057,317.5	$1,360,258.9	$(12,042.4)	$—	$(3,429.3)	$—	$23.6	$(1.8)	$(15,449.9)	$1,660,428.8	$676.3	$1,661,105.1

BALANCE, DECEMBER 31, 2018 (IN MILLIONS OF US$ - Note 3)		$8,471.2	$1,839.8	$9,017.8	$879.0	$34,541.6	$44,438.4	$(393.4)	$—	$(112.0)	$—	$0.8	$(0.1)	$(504.7)	$54,244.7	$22.1	$54,266.8

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2016	2017	2018
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$385,921.7	$396,161.9	$397,543.1	$12,987.4
Adjustments for:
Depreciation expense	220,085.0	255,796.0	288,124.9	9,412.8
Amortization expense	3,743.4	4,346.7	4,421.4	144.5
Reversal of expected credit losses on investments in debt instruments	—	—	(2.4)	(0.1)
Finance costs	3,306.1	3,330.3	3,051.2	99.7
Share of profits of associates	(3,457.9)	(3,014.8)	(3,090.6)	(101.0)
Interest income	(6,317.5)	(9,464.7)	(14,694.4)	(480.0)
Loss (gain) on disposal or retirement of property, plant and equipment, net	(46.5)	1,097.9	1,005.6	32.9
Gain on disposal of intangible assets, net	—	—	(0.4)	—
Impairment loss on property, plant and equipment	—	—	423.5	13.8
Impairment loss on intangible assets	—	13.5	—	—
Impairment loss on financial assets	122.2	29.6	—	—
Loss on financial instruments at fair value through profit or loss, net	—	—	358.2	11.7
Loss on disposal of investments in debt instruments at fair value through other comprehensive income, net	—	—	989.1	32.3
Gain on disposal of available-for-sale financial assets, net	(33.2)	(89.8)	—	—
Loss on disposal of investments accounted for using equity method, net	260.0	—	—	—
Loss (gain) from disposal of subsidiaries	36.1	(17.3)	—	—
Unrealized gross profit on sales to associates	29.1	4.6	111.8	3.6
Loss (gain) on foreign exchange, net	(2,656.4)	(9,118.6)	2,916.7	95.3
Dividend income	(137.4)	(145.6)	(158.4)	(5.2)
Loss (gain) arising from fair value hedges, net	(16.9)	30.3	2.3	—
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(6,326.6)	5,645.1	480.1	15.7
Notes and accounts receivable, net	(49,342.7)	1,061.8	(13,271.3)	(433.6)
Receivables from related parties	(463.8)	(214.6)	599.7	19.6
Other receivables from related parties	(21.8)	(13.9)	106.1	3.5
Inventories	18,370.1	(25,229.1)	(29,370.0)	(959.5)
Other financial assets	(41.6)	(502.3)	(4,601.3)	(150.3)
Other current assets	94.5	12.1	(513.0)	(16.8)
Other noncurrent assets	(349.8)	(1,276.1)	152.6	5.0
Accounts payable	7,295.4	2,572.1	4,540.6	148.3
Payables to related parties	139.8	394.2	(279.9)	(9.1)
Salary and bonus payable	1,979.8	582.1	216.5	7.1
Accrued profit sharing bonus to employees and compensation to directors and supervisors	1,935.1	525.1	562.0	18.4
Accrued expenses and other current liabilities	3,693.6	30,435.4	(20,226.4)	(660.8)
Provisions	7,931.9	(4,057.9)	—	—
Net defined benefit liability	46.2	44.6	(60.5)	(2.0)

Cash generated from operations	585,777.9	648,938.6	619,336.8	20,233.2
Income taxes paid	(45,943.3)	(63,620.4)	(45,382.5)	(1,482.6)

Net cash generated by operating activities	539,834.6	585,318.2	573,954.3	18,750.6

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2016	2017	2018
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss - debt instruments	$—	$—	$(310.5)	$(10.1)
Financial assets at fair value through other comprehensive income	—	—	(96,412.8)	(3,149.7)
Available-for-sale financial assets	(83,809.3)	(101,824.0)	—	—
Held-to maturity financial assets	(33,625.4)	(1,997.1)	—	—
Financial assets at amortized cost	—	—	(2,294.1)	(74.9)
Property, plant and equipment	(328,045.3)	(330,588.2)	(315,581.9)	(10,309.8)
Intangible assets	(4,243.1)	(4,480.6)	(7,100.3)	(232.0)
Land use right	(805.3)	(819.7)	—	—
Proceeds from disposal or redemption of:
Financial instruments at fair value through profit or loss - debt instruments	—	—	487.2	15.9
Financial assets at fair value through other comprehensive income	—	—	86,639.3	2,830.4
Available-for-sale financial assets	30,128.5	69,538.9	—	—
Held-to-maturity financial assets	10,550.0	17,980.6	—	—
Financial assets at amortized cost	—	—	2,032.4	66.4
Property, plant and equipment	98.1	326.2	181.5	5.9
Intangible assets	—	—	0.5	—
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	—	—	127.9	4.2
Proceeds from return of capital of available-for-sale financial assets	65.1	14.8	—	—
Derecognition of hedging derivative financial instruments	8.9	33.0	—	—
Derecognition of hedging financial instruments	—	—	250.5	8.2
Interest received	6,353.2	9,526.3	14,660.4	478.9
Proceeds from government grants - property, plant and equipment	738.6	2,629.8	—	—
Proceeds from government grants - land use right and others	798.5	1.8	—	—
Cash outflow from disposal of subsidiary	—	(4.1)	—	—
Other dividends received	137.4	145.6	158.4	5.2
Dividends received from investments accounted for using equity method	5,478.8	4,245.8	3,262.9	106.6
Refundable deposits paid	(145.0)	(1,327.0)	(2,227.5)	(72.8)
Refundable deposits refunded	169.9	433.0	1,857.2	60.7
Decrease in receivables for temporary payments	706.7	—	—	—

Net cash used in investing activities	(395,439.7)	(336,164.9)	(314,268.9)	(10,266.9)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2016	2017	2018
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	$18,968.9	$10,394.3	$23,923.0	$781.5
Repayment of bonds	(23,471.6)	(38,100.0)	(58,024.9)	(1,895.6)
Repayment of long-term bank loans	(8.5)	(31.4)	—	—
Interest paid	(3,302.4)	(3,482.7)	(3,233.4)	(105.6)
Guarantee deposits received	6,354.7	950.9	1,668.9	54.5
Guarantee deposits refunded	(523.3)	(3,823.2)	(1,948.1)	(63.6)
Cash dividends	(155,582.3)	(181,512.7)	(207,443.0)	(6,777.0)
Donation from shareholders	—	20.9	10.1	0.3
Decrease in non-controlling interests	(235.7)	(113.7)	(77.4)	(2.5)

Net cash used in financing activities	(157,800.2)	(215,697.6)	(245,124.8)	(8,008.0)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(8,029.8)	(21,317.8)	9,862.3	322.2

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(21,435.1)	12,137.9	24,422.9	797.9

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	562,688.9	541,253.8	553,391.7	18,078.8

CASH AND CASH EQUIVALENTS, END OF YEAR	$541,253.8	$553,391.7	$577,814.6	$18,876.7

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded	)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

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

The accompanying consolidated financial statements were authorized for issue by the management on April 17, 2019.

3.	U.S. DOLLAR AMOUNTS

TSMC and its subsidiaries (collectively as the “Company”) maintain its accounts and express its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board of the Unites States, which was NT$30.61 to US$1.00 as of December 31, 2018. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.

APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS), INTERNATIONAL ACCOUNTING STANDARDS (IAS), IFRIC INTERPRETATIONS (IFRIC), AND SIC INTERPRETATIONS (SIC) ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (IASB) (collectively, “IFRSs”).

a.	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB
Annual Improvements to IFRSs 2014-2016 Cycle	Note
Amendment to IFRS 2 “Classification and Measurement of Share-based Payment Transactions”	January 1, 2018
IFRS 9 “Financial Instruments”	January 1, 2018
Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosure”	January 1, 2018

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
Amendment to IFRS 15 “Clarifications to IFRS 15”	January 1, 2018
IFRIC 22 “Foreign Currency Transactions and Advance Consideration”	January 1, 2018

(Concluded)

Note:

The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

Except for the following, the Company believes that the adoption of aforementioned standards or interpretations did not have a significant effect on the Company’s accounting policies:

1)	IFRS 9 “Financial Instruments” and related amendment

IFRS 9 supersedes IAS 39 “Financial Instruments: Recognition and Measurement”, with consequential amendments to IFRS 7 “Financial Instruments: Disclosures” and other standards. IFRS 9 sets out the requirements for classification, measurement and impairment of financial assets and hedge accounting. Please refer to Note 4 for information relating to the relevant accounting policies.

Classification, measurement and impairment of financial assets and financial liabilities

The Company elects not to restate prior reporting period when applying the requirements for the classification, measurement and impairment of financial assets and financial liabilities under IFRS 9 with the cumulative effect of the initial application recognized at the date of initial application.

The impact on measurement categories, carrying amount and related reconciliation for each class of the Company’s financial assets and financial liabilities when retrospectively applying IFRS 9 on January 1, 2018 is detailed below:

	Measurement Category		Carrying Amount NT$ (In Millions)
	IAS 39	IFRS 9	IAS 39	IFRS 9	Note
Financial Assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$553,391.7	$553,391.7	(1)
Derivatives	Held for trading	Mandatorily at fair value through profit or loss (FVTPL)	569.8	569.8
	Hedging instruments	Hedging instruments	34.4	34.4
Equity securities	Available-for-sale	Fair value through other comprehensive income (FVTOCI)	7,422.4	8,389.5	(2)
Debt securities	Available-for-sale	Mandatorily at FVTPL	—	779.5	(3)
		FVTOCI	90,826.1	90,046.6	(3)
	Held-to-maturity	Amortized cost	20,821.7	20,813.4	(4)
Notes and accounts receivable (including related parties), other receivables and refundable deposits	Loans and receivables	Amortized cost	131,024.9	131,269.7	(1)
Financial Liabilities
Derivatives	Held for trading	Held for trading	26.7	26.7
	Hedging instruments	Hedging instruments	15.6	15.6
Short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, accrued expenses and other current liabilities, bonds payable and guarantee deposits	Amortized cost	Amortized cost	340,501.2	340,501.2

Financial Assets	Carrying Amount as of December 31, 2017 (IAS 39)	Reclassifi- cations	Remea- surements	Carrying Amount as of January 1, 2018 (IFRS 9)	Retained Earnings Effect on January 1, 2018	Other Equity Effect on January 1, 2018	Note
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
FVTPL	$569.8	$—	$—	$569.8	$—	$—
- Debt instruments
Add: From available for sale	—	779.5	—	779.5	(10.1)	10.1	(3)

	569.8	779.5	—	1,349.3	(10.1)	10.1

FVTOCI	—	—	—	—	—	—
- Equity instruments
Add: From available for sale	—	7,422.4	967.1	8,389.5	1,294.6	(325.9)	(2)
- Debt instruments
Add: From available for sale	—	90,046.6	—	90,046.6	(30.7)	30.7	(3)

	—	97,469.0	967.1	98,436.1	1,263.9	(295.2)

Amortized cost	—	—	—	—	—	—
Add: From held to maturity	—	20,821.7	(8.3)	20,813.4	(8.3)	—	(4)
Add: From loans and receivables	—	684,416.6	244.8	684,661.4	244.8	—	(1)

	—	705,238.3	236.5	705,474.8	236.5	—

Hedging instruments	34.4	—	—	34.4	—	—

Total	$604.2	$803,486.8	$1,203.6	$805,294.6	$1,490.3	$(285.1)

		Carrying Amount as of December 31, 2017 (IAS 39)	Adjustments Arising from Initial Application	Carrying Amount as of January 1, 2018 (IFRS 9)	Retained Earnings Effect on January 1, 2018	Other Equity Effect on January 1, 2018	Note
		NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Investments accounted for using equity method		$17,731.8	$8.3	$17,740.1	$34.0	$(25.7)	(5)

(1)

Cash and cash equivalents, notes and accounts receivable (including related parties), other receivables and refundable deposits that were classified as loans and receivables under IAS 39 are now classified at amortized cost with assessment of future 12-month or lifetime expected credit loss under IFRS 9. As a result of retrospective application, the adjustments would result in a decrease in loss of allowance for accounts receivable of NT$244.8 million and an increase in retained earnings of NT$244.8 million on January 1, 2018.

(2)

As equity investments that were previously classified as available-for-sale financial assets under IAS 39 are not held for trading, the Company elected to designate all of these investments as at FVTOCI under IFRS 9. As a result, the related other equity-unrealized gain or loss on available-for-sale financial assets of NT$228.3 million is reclassified to increase other equity - unrealized gain or loss on financial assets at FVTOCI.

As equity investments previously measured at cost under IAS 39 are remeasured at fair value under IFRS 9, the adjustments would result in an increase in financial assets at FVTOCI of NT$967.1 million, an increase in other equity-unrealized gain or loss on financial assets at FVTOCI of NT$968.7 million and a decrease in non-controlling interests of NT$1.6 million on January 1, 2018.

For those equity investments previously classified as available-for-sale financial assets (including measured at cost financial assets) under IAS 39, the impairment losses that the Company had recognized have been accumulated in retained earnings. Since these investments were designated as at FVTOCI under IFRS 9 and no impairment assessment is required, the adjustments would result in a decrease in other equity - unrealized gain or loss on financial assets at FVTOCI of NT$1,294.6 million and an increase in retained earnings of NT$1,294.6 million on January 1, 2018.

(3)

Debt investments were previously classified as available-for-sale financial assets under IAS 39. Under IFRS 9, except for debt instruments of NT$779.5 million whose contractual cash flows are not solely payments of principal and interest on the principal outstanding and therefore are classified as at FVTPL with the related other equity-unrealized gain or loss on available-for-sale financial assets of NT$10.1 million being consequently reclassified to decrease retained earnings, the remaining debt investments are classified as at FVTOCI with assessment of future 12-month expected credit loss because these investments are held within a business model whose objective is both to collect the contractual cash flows and sell the financial assets. The related other equity-unrealized gain or loss on available-for-sale financial assets of NT$434.4 million is reclassified to decrease other equity-unrealized gain or loss on financial assets at FVTOCI. As a result of retrospective application of future 12-month expected credit loss, the adjustments would result in an increase in other equity - unrealized gain or loss on financial assets at FVTOCI of NT$30.7 million and a decrease in retained earnings of NT$30.7 million on January 1, 2018.

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

(5)

With the retrospective adoption of IFRS 9 by associates accounted for using equity method, the corresponding adjustments made by the Company would result in an increase in investments accounted for using equity method of NT$8.3 million, a decrease in other equity- unrealized gain or loss on financial assets at FVTOCI of NT$23.6 million, a decrease in other equity- unrealized gain or loss on available-for-sale financial assets of NT$2.1 million and an increase in retained earnings of NT$34.0 million on January 1, 2018.

Hedge accounting

The Company prospectively applies the requirements for hedge accounting upon initial application of IFRS 9. In addition, due to the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, all derivative and non-derivative financial assets and financial liabilities which are designated as hedging instruments are presented as financial assets and financial liabilities for hedging starting 2018.

2)	IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations. Please refer to Note 5 for information relating to the relevant accounting policies.

The Company elected only to retrospectively apply IFRS 15 to contracts that were not completed on January 1, 2018 and elected not to restate prior reporting period with the cumulative effect of the initial application recognized at the date of initial application.

The impact on assets, liabilities and equity when retrospectively applying IFRS 15 on January 1, 2018 is detailed below:

	Carrying Amount as of December 31, 2017 (IAS 18 and Revenue-related Interpretations)	Adjustments Arising from Initial Application	Carrying Amount as of January 1, 2018 (IFRS 15)	Note
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Inventories	$73,880.7	$(19.7)	$73,861.0	(1)
Contract assets	—	34.1	34.1	(1)
Investments accounted for using equity method	17,731.8	19.5	17,751.3	(1)

Total effect on assets		$33.9

Provisions - current	13,961.8	$(13,961.8)	—	(2)
Accrued expenses and other current liabilities	65,588.4	13,961.8	79,550.2	(2)

Total effect on liabilities		$—

Retained earnings	1,205,051.3	$32.0	1,205,083.3	(1)
Non-controlling interests	699.7	1.9	701.6	(1)

Total effect on equity		$33.9

(1)

Prior to the application of IFRS 15, the Company recognizes revenue based on the accounting treatment of the sales of goods. Under IFRS 15, certain subsidiaries and associates accounted for using equity method will change to recognize revenue over time because customers are deemed to have control over the products when the products are manufactured. As a result, the Company will recognize contract assets (classified under other current assets) and adjust related assets and equity accordingly.

(2)

Prior to the application of IFRS 15, the Company recognized the estimation of sales returns and allowance as provisions. Under IFRS 15, the Company recognizes such estimation as refund liability (classified under accrued expenses and other current liabilities).

The following table shows the amount affected in the current period by the application of IFRS 15 as compared to IAS 18:

Impact on Assets, Liabilities and Equity

December 31, 2018
NT$
(In Millions)
Decrease in inventories	$(29.6)
Increase in contract assets	52.5
Increase in investments accounted for using equity method	15.2

Total effect on assets	$38.1

Decrease in provisions - current	$(22,672.6)
Increase in accrued expenses and other current liabilities	22,671.6
Increase in income tax payable	4.8

Total effect on liabilities	$3.8

Increase in retained earnings	$31.8
Increase in non-controlling interests	2.5

Total effect on equity	$34.3

Impact on Total Comprehensive Income

Year Ended December 31, 2018
NT$
(In Millions)
Increase in net revenue	$53.5
Increase in cost of revenue	(29.6)
Increase in share of the profit or loss of associates	15.2
Increase in income tax expense	(4.8)

Increase in net income for the year	$34.3

Increase in net income/total comprehensive income attributable to:
Shareholders of the parent	$31.8
Non-controlling interests	2.5

$34.3

b.	New and revised standards, amendments and interpretations in issue but not yet effective

As of the date that the accompanying consolidated financial statements were authorized for issue, the new, revised or amended IFRSs in issue but not yet adopted by the Company as well as the effective dates issued by the IASB are stated as follows.

New, Revised or Amended Standards and Interpretations (the “New IFRSs”)	Effective Date Issued by IASB (Note 1)
Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
Amendments to IFRS 3 “Definition of a Business”	January 1, 2020 (Note 2)
Amendments to IFRS 9 “Prepayment Features with Negative Compensation”	January 1, 2019
IFRS 16 “Leases”	January 1, 2019
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 and IAS 8 “Definition of Material”	January 1, 2020 (Note 3)
Amendments to IAS 19 “Plan Amendment, Curtailment or Settlement”	January 1, 2019 (Note 4)
Amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures”	January 1, 2019
IFRIC 23 “Uncertainty over Income Tax Treatments”	January 1, 2019

Note 1:	Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:

The Company shall apply these amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period.

Note 3:	The Company shall apply these amendments prospectively for annual reporting periods beginning on or after January 1, 2020.

Note 4:	The Company shall apply these amendments to plan amendments, curtailments or settlements occurring on or after January 1, 2019.

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, and a number of related interpretations.

Definition of a lease

Upon initial application of IFRS 16, the Company will apply the guidance of IFRS 16 in determining whether contracts are, or contain, a lease only to contracts entered into (or changed) on or after January 1, 2019. Contracts identified as containing a lease under IAS 17 and IFRIC 4 will not be reassessed and will be accounted for in accordance with the transitional provisions under IFRS 16.

The Company as lessee

Upon initial application of IFRS 16, except for payments for low-value asset and short-term leases which will be recognized as expenses on a straight-line basis, the Company will recognize right-of-use assets and lease liabilities for all leases on the consolidated statements of financial position. On the consolidated statements of profit or loss and other comprehensive income, the Company will present the depreciation expense charged on right-of-use assets separately from the interest expense accrued on lease liabilities and computed using the effective interest method. On the consolidated statements of cash flows, cash payments for both the principal portion and the interest portion of lease liabilities are classified within financing activities.

Upon initial application of IFRS 16, the Company will apply IFRS 16 retrospectively with the cumulative effect of the initial application recognized at the date of initial application but will not restate comparative information.

Leases agreements classified as operating leases under IAS 17, except for leases of low-value asset and short-term leases, will be measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate on January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments. Right-of-use assets are subject to impairment testing under IAS 36.

The Company will apply the following practical expedients to measure right-of-use assets and lease liabilities on January 1, 2019:

a)	The Company will apply a single discount rate to a portfolio of leases with reasonably similar characteristics to measure lease liabilities.

b)	The Company will account for those leases for which the lease term ends on or before December 31, 2019 as short-term leases.

c)	Except for lease payment, the Company will exclude incremental costs of obtaining the lease from the measurement of right-of-use assets on January 1, 2019.

d)	The Company will determine lease terms (e.g. lease periods) based on the projected status on January 1, 2019, to measure lease liabilities.

The weighted average lessee’s incremental borrowing rate used by the Company to calculate lease liabilities recognized on January 1, 2019 is 1.46%. The reconciliation between the lease liabilities recognized and the future minimum lease payments of non-cancellable operating lease on December 31, 2018 is presented as follows:

NT$
(In Millions)
The future minimum lease payments of non-cancellable operating lease on December 31, 2018	$20,849.6
Less: Recognition exemption for short-term leases	(3,189.8)

Undiscounted gross amounts on January 1, 2019	$17,659.8

Discounted using the incremental borrowing rate on January 1, 2019	$16,465.6
Add: Adjustments as a result of a different treatment of extension and purchase options	3,438.0

Lease liabilities recognized on January 1, 2019	$19,903.6

The Company as lessor

Except for sublease transactions, the Company will not make any adjustments for leases in which it is a lessor, and will account for those leases under IFRS 16 starting from January 1, 2019. On the basis of the remaining contractual terms and conditions on January 1, 2019, all of the Company’s subleases will be classified as operating leases.

Impact on assets, liabilities and equity on January 1, 2019

	Carrying Amount as of December 31, 2018	Adjustments Arising from Initial Application	Adjusted Carrying Amount as of January 1, 2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Other current assets	$5,406.4	$(118.2)	$5,288.2
Right-of-use assets	—	20,082.9	20,082.9
Other noncurrent assets	1,584.6	(77.2)	1,507.4

Total effect on assets		$19,887.5

Accrued expenses and other current liabilities	61,760.6	$2,627.4	64,388.0
Lease liabilities - noncurrent	—	17,269.3	17,269.3
Other noncurrent liabilities	1,951.0	(9.2)	1,941.8

Total effect on liabilities		$19,887.5

Total effect on equity		$—

5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2017	December 31, 2018	Note
TSMC	TSMC North America	Selling and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	—
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	Tortola, British Virgin Islands	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	—
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	b)
	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	87%	87%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	a), c)

(Continued)

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2017	December 31, 2018	Note
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in the manufacturing related business in the semiconductor industry	Delaware, U.S.A.	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a), d)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a), d)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	—
VTAF III	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	a)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not audited by the Company’s independent auditors.

Note b:

Under the investment agreement entered into with the municipal government of Nanjing, China, the Company will make an investment in Nanjing in the amount of approximately US$3 billion to establish a subsidiary operating a 300mm wafer fab with the capacity of 20,000 12-inch wafers per month, and a design service center.

Note c:	TSMC Solar Europe GmbH has completed the liquidation procedures in March 2019.

Note d:	The subsidiary is under liquidation procedures.

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

Financial Assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

a.	Category of financial assets and measurement

2016 and 2017

Financial assets are classified into the following specified categories: Financial assets at FVTPL, available-for-sale financial assets, held-to-maturity financial assets and loans and receivables.

1)	Financial asset at FVTPL

Financial assets are classified as at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

2)	Available-for-sale financial assets

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

3)	Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

4)	Loans and receivables

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

2018

Financial assets are classified into the following categories: financial assets at FVTPL, investments in debt instruments and equity instruments at FVTOCI, and financial assets at amortized cost.

1)	Financial asset at FVTPL

For certain financial assets which include debt instruments that do not meet the criteria of amortized cost or FVTOCI, it is mandatorily required to measure them at FVTPL. Any gain or loss arising from remeasurement is recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest earned on the financial asset.

2)	Investments in debt instruments at FVTOCI

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of collecting contractual cash flows and selling the financial assets, are measured at FVTOCI.

Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment gains or losses on investments in debt instruments at FVTOCI are recognized in profit or loss. Other changes in the carrying amount of these debt instruments are recognized in other comprehensive income and will be reclassified to profit or loss when these debt instruments are disposed.

3)	Investments in equity instruments at FVTOCI

On initial recognition, the Company may irrevocably designate investments in equity investments that is not held for trading as at FVTOCI.

Investments in equity instruments at FVTOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity.

Dividends on these investments in equity instruments at FVTOCI are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the Company’s rights clearly represent a recovery of part of the cost of the investment.

4)	Measured at amortized cost

Cash and cash equivalents, debt instrument investments, notes and accounts receivable (including related parties), other receivables and refundable deposits are measured at amortized cost.

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of holding financial assets in order to collect contractual cash flows, are measured at amortized cost.

Subsequent to initial recognition, financial assets measured at amortized cost are measured at amortized cost, which equals to carrying amount determined by the effective interest method less any impairment loss.

b.	Impairment of financial assets

2016 and 2017

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

2018

At the end of each reporting period, a loss allowance for expected credit loss is recognized for financial assets at amortized cost (including accounts receivable) and for investments in debt instruments that are measured at FVTOCI.

The loss allowance for accounts receivable is measured at an amount equal to lifetime expected credit losses. For financial assets at amortized cost and investments in debt instruments that are measured at FVTOCI, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from possible default events of a financial instrument within 12 months after the reporting date. If, on the other hand, there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from all possible default events over the expected life of a financial instrument.

The Company recognizes an impairment loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset.

c.	Derecognition of financial assets

2016 and 2017

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

2018

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. On derecognition of an investment in a debt instrument at FVTOCI, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss. However, on derecognition of an investment in an equity instrument at FVTOCI, the cumulative gain or loss that had been recognized in other comprehensive income is transferred directly to retained earnings, without recycling through profit or loss.

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

Hedge Accounting

a.	Fair value hedge

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

b.	Cash flow hedge

The Company designates certain hedging instruments, such as forward exchange contracts and foreign currency deposits, to partially hedge its foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When the forecast transactions actually take place, the associated gains or losses that were recognized in other comprehensive income are removed from equity and included in the initial cost of the hedged items. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.

2016 and 2017

Hedge accounting was discontinued prospectively when the Company revoked the designated hedging relationship, when the hedging instrument expired or was sold, terminated, or exercised; or no longer met the criteria for hedge accounting.

2018

The Company prospectively discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance when the hedging instrument expires or is sold, terminated or exercised.

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

Investments accounted for using the equity method are investments in associates.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The operating results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate as well as the distribution received. The Company also recognizes its share in the changes in the equities of associates.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

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

When the Company subscribes to additional shares in an associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate by other investors, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the associate had directly disposed of the related assets or liabilities.

When a consolidated entity transacts with an associate, profits and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not owned by the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property, plant and equipment.

Property, plant and equipment in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such assets are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other identical categories of property, plant and equipment, commences when the assets are available for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method over the following estimated useful lives: land improvements - 20 years; buildings - 10 to 20 years; machinery and equipment - 2 to 5 years; office equipment - 3 to 5 years; and leased assets - 20 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

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

2016 and 2017

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

Dividend and interest income

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

2018

The Company recognizes revenue when performance obligations are satisfied. The performance obligations are satisfied when customers obtain control of the promised goods which is generally when the goods are delivered to the customers’ specified locations.

Revenue from sale of goods is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances. Estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms to recognize refund liabilities, which is classified under accrued expenses and other current liabilities.

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

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

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

Government grants whose primary condition is that the Company should purchase, construct or otherwise acquire noncurrent assets (mainly including land use right and depreciable assets) are recognized as a deduction from the carrying amount of the related assets and recognized as a reduced depreciation or amortization charge in profit or loss over the contract period or useful lives of the related assets. Government grants that are receivables as compensation for expenses already incurred are deducted from incurred expenses in the period in which they become receivables.

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

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 5 are satisfied. The Company also records estimated future returns and other allowances in the same period the related revenue is recorded. Estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms, and the Company periodically reviews the adequacy of the estimation used.

Timing to commence depreciation of property, plant and equipment

As described in Note 5, depreciation of property, plant and equipment begins when the assets are available for use, and in the condition necessary for the assets to be capable of operating in the intended manner. The criteria to determine whether assets are available for their intended use vary within categories of assets as well as involve subjective judgments, thus validity of the timing to commence depreciation of property, plant and equipment could have a material impact on the Company’s financial performance.

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

Realization of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

Fair Value Measurement of Non-publicly Traded Equity Investments

The fair value measurement for non-publicly traded equity investments is determined by the estimated fair value under appropriate valuation methods primarily based on investees’ financial positions, operation results and recent financing activities, the market transaction prices of similar investments, market conditions and the required discount factors. As such, the estimated fair value may be different from the actual disposal price in the future. The Company assesses the fair value quarterly based on market conditions to ensure the appropriateness of fair value measurement of non-publicly traded equity investments.

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

7.	CASH AND CASH EQUIVALENTS

	December 31, 2017	December 31, 2018
	NT$	NT$
	(In Millions)	(In Millions)
Cash and deposits in banks	$551,919.8	$575,825.5
Repurchase agreements collateralized by corporate bonds	—	1,229.6
Commercial paper	695.9	759.5
Agency bonds	776.0	—

	$553,391.7	$577,814.6

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

8.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2017	December 31, 2018
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets

Mandatorily measured at FVTPL
Agency mortgage-backed securities	$—	$3,419.3
Forward exchange contracts	—	85.3

	—	3,504.6

Held for trading
Forward exchange contracts	569.8	—

	$569.8	$3,504.6

Financial liabilities

Held for trading
Forward exchange contracts	$26.7	$40.8

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. These derivative contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Millions)
December 31, 2017

Sell NT$/Buy EUR	January 2018 to February 2018	NT$6,002.8/EUR169.0
Sell NT$/Buy JPY	February 2018	NT$996.3/JPY3,800.0
Sell US$/Buy JPY	January 2018	US$2.2/JPY246.7
Sell US$/Buy RMB	January 2018	US$558.0/RMB3,679.6
Sell US$/Buy NT$	January 2018 to February 2018	US$1,661.5/NT$49,673.3
Sell RMB /Buy EUR	January 2018	RMB39.0/EUR5.0
Sell RMB/Buy JPY	January 2018	RMB409.7/JPY7,062.5
Sell RMB/Buy GBP	January 2018	RMB3.6/GBP0.4

December 31, 2018

Sell NT$/Buy EUR	January 2019 to March 2019	NT$18,545.9/EUR527.0
Sell NT$/Buy JPY	January 2019 to March 2019	NT$4,757.9/JPY17,200.0
Sell US$/Buy EUR	January 2019	US$0.5/EUR0.4
Sell US$/Buy JPY	January 2019	US$175.6/JPY19,389.0
Sell US$/Buy RMB	January 2019	US$318.0/RMB2,188.7
Sell US$/Buy NT$	January 2019 to February 2019	US$127.0/NT$3,908.6
Sell RMB/Buy US$	January 2019	RMB667.5/ US$97.0

Investments in debt instruments at FVTOCI were classified as available-for-sale financial assets under IAS 39. Refer to Notes 4 and 10 for information relating to their reclassification and comparative information for 2017.

9.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME-2018

December 31, 2018
NT$
(In Millions)
Investments in debt instruments at FVTOCI
Corporate bonds	$40,753.6
Agency bonds/Agency mortgage-backed securities	31,288.8
Asset-backed securities	15,670.3
Government bonds	11,151.3
Commercial paper	107.6

98,971.6

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	3,910.7
Publicly traded stocks	590.1

4,500.8

$103,472.4

Current	$99,561.7
Noncurrent	3,910.7

$103,472.4

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI.

For the year ended December 31, 2018, the Company sold shares of stocks for NT$840.6 million mainly because the strategic purpose no longer exists and the non-publicly traded investee has been merged. The related other equity-unrealized gain or loss on financial assets at FVTOCI of NT$1,193.1 million was transferred to decrease retained earnings.

For dividends from equity investments designated as at FVTOCI recognized during the year ended December 31, 2018, please refer to Note 28. All the dividends are from investments held at the end of the reporting period.

As of December 31, 2018, the cumulative loss allowance for expected credit loss of NT$29.7 million is recognized under investments in debt instruments at FVTOCI. Refer to Note 36 for information relating to their credit risk management and expected credit loss.

Investments in equity and debt instruments at FVTOCI were classified as available-for-sale financial assets and cost methods (only for equity instruments) under IAS 39. Refer to Notes 4 and 10 (only for equity instruments) for information relating to their reclassification and comparative information for 2017.

10.	AVAILABLE-FOR-SALE FINANCIAL ASSETS-2017

December 31, 2017
NT$
(In Millions)
Corporate bonds	$40,165.2
Agency bonds/Agency mortgage-backed securities	29,235.4
Asset-backed securities	13,459.5
Government bonds	7,817.7
Non-publicly traded equity investments	4,874.3
Publicly traded stocks	2,548.1
Commercial paper	148.3

$98,248.5

Current portion	$93,374.2
Noncurrent portion	4,874.3

$98,248.5

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded equity investments, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

11.	HELD-TO-MATURITY FINANCIAL ASSETS-2017

December 31, 2017
NT$
(In Millions)
Corporate bonds	$19,338.8
Structured product	1,482.9

$20,821.7

Current portion	$1,988.4
Noncurrent portion	18,833.3

$20,821.7

12.	FINANCIAL ASSETS AT AMORTIZED COST-2018

December 31, 2018
NT$
(In Millions)
Corporate bonds	$19,520.0
Commercial paper	2,294.1
Less: Allowance for impairment loss	(8.2)

$21,805.9

Current portion	$14,277.6
Noncurrent portion	7,528.3

$21,805.9

Financial assets at amortized cost were classified as held-to-maturity financial assets under IAS 39. Refer to Notes 4 and 11 for information relating to their reclassification and comparative information for 2017. Refer to Note 36 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

13.	HEDGING FINANCIAL INSTRUMENTS

2017

December 31, 2017
NT$
(In Millions)
Financial assets - current
Fair value hedges
Interest rate futures contracts	$27.0
Cash flow hedges
Forward exchange contracts	7.4

$34.4

Financial liabilities - current
Cash flow hedges
Forward exchange contracts	$15.6

The Company entered into interest rate futures contracts, which are used to partially hedge against the price risk caused by changes in interest rates in the Company’s investments in fixed income securities.

The outstanding interest rate futures contracts consisted of the following:

Maturity Period	Contract Amount (US$ in Millions)
December 31, 2017
March 2018	US$169.4

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). These contracts have maturities of 12 months or less.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Millions)
December 31, 2017
Sell NT$/Buy EUR	February 2018 to May 2018	NT$2,649.1/EUR75.0

2018

December 31, 2018
NT$
(In Millions)
Financial assets - current
Cash flow hedges
Forward exchange contracts	$23.5

Financial liabilities - current
Fair value hedges
Interest rate futures contracts	$153.9
Cash flow hedges
Forward exchange contracts	1.9

$155.8

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the price risk caused by changes in interest rates in the Company’s investments in fixed income securities. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the Company expects that the value of the interest rate futures contracts and the value of the hedged financial assets will change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate future contracts. No other sources of ineffectiveness emerged from these hedging relationships. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses.

The following tables summarize the information relating to the hedges of interest rate risk as of December 31, 2018.

Hedging Instruments	Contract Amount (US$ in Millions)		Maturity
US treasury bonds interest rate futures contracts	US$	330.3	March 2019

Hedged Items	Asset Carrying Amount as of December 31, 2018		Asset Accumulated Amount of Fair Value Hedge Adjustments
	NT$		NT$
	(In Millions)		(In Millions)
Financial assets at FVTOCI		$23,229.5	$(13.5)

The effect for the year ended December 31, 2018 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
NT$
(In Millions)
Hedging Instruments
US treasury bonds interest rate futures contracts	$11.5
Hedged Items
Financial assets at FVTOCI	(13.8)

$(2.3)

Cash flow hedge

The Company entered into forward exchange contracts and foreign currency deposits to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward exchange contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward exchange contracts and foreign currency deposits and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward exchange contracts and foreign currency deposits. No other sources of ineffectiveness emerged from these hedging relationships. For the year ended December 31, 2018, refer to Note 25(d) for gain or loss arising from changes in the fair value of hedging instruments and the amount transferred to initial carrying amount of hedged items.

The following tables summarize the information relating to the hedges for foreign currency risk as of December 31, 2018.

Hedging Instruments	Contract Amount (in Millions)		Maturity	Balance in Other Equity (Continuing Hedges) NT$ (In Millions)
Forward exchange contracts	NT$	3,917.7/EUR112.0	February 2019 to April 2019	$23.6

The effect for the year ended December 31, 2018 is detailed below:

Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
NT$
(In Millions)
Hedging Instruments
Forward exchange contracts	$34.6
Foreign currency deposits	6.4

$41.0

Hedged Items
Forecast transaction (capital expenditures)	$(41.0)

14.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2017	December 31, 2018
	NT$	NT$
	(In Millions)	(In Millions)
At amortized cost
Notes and accounts receivable	$121,605.0	$125,025.6
Less: Loss allowance	(471.8)	(7.3)

	121,133.2	125,018.3
At FVTOCI	—	3,595.1

	$121,133.2	$128,613.4

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

2017

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. There was no impairment concern for the accounts receivable that were past due without recognizing a specific allowance for doubtful receivables since there was no significant change in the credit quality of its customers after the assessment and the Company has obtained guarantee against certain receivables.

Aging analysis of notes and accounts receivable, net

December 31, 2017
NT$
(In Millions)
Neither past due nor impaired	$105,295.2
Past due but not impaired
Past due within 30 days	13,984.1
Past due 31-60 days	929.7
Past due 61-120 days	582.8
Past due over 121 days	341.4

$121,133.2

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance at January 1, 2017	$1.8	$478.3	$480.1
Reversal/Write-off	(1.8)	(6.3)	(8.1)
Effect of exchange rate changes	—	(0.2)	(0.2)

Balance at December 31, 2017	$—	$471.8	$471.8

2018

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month when the invoice is issued. Aside from recognizing impairment losses on credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels. Such risk levels are determined with factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable, net

December 31, 2018
NT$
(In Millions)
Not past due	$113,126.5
Past due
Past due within 30 days	15,006.5
Past due 31-60 days	472.8
Past due 61-120 days	4.6
Past due over 121 days	3.0

$128,613.4

Movements of the loss allowance for accounts receivable

NT$
(In Millions)
Balance at January 1, 2018 (IAS 39)	$471.8
Effect of retrospective application of IFRS 9	(244.8)

Balance at January 1, 2018 (IFRS 9)	227.0
Provision (Reversal)	(219.7)

Balance at December 31, 2018	$7.3

For the year ended December 31, 2018, the decrease in loss allowance was mainly due to the variations from accounts receivable balance of different risk levels.

15.	INVENTORIES

	December 31, 2017	December 31, 2018
	NT$	NT$
	(In Millions)	(In Millions)
Finished goods	$9,923.3	$11,329.8
Work in process	53,362.2	72,071.9
Raw materials	7,143.8	15,233.9
Supplies and spare parts	3,451.4	4,595.4

	$73,880.7	$103,231.0

Write-down of inventories to net realizable value in the amount NT$1,542.8 million (excluding earthquake losses) and NT$1,259.5 million (excluding computer virus outbreak losses), respectively, were included in the cost of revenue for the years ended December 31, 2016 and 2018. Reversal of write-down of inventories resulting from the increase in net realizable value in the amount of NT$840.9 million was included in the cost of revenue for the year ended December 31, 2017. Please refer to earthquake losses and computer virus outbreak losses in Note 41.

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018
			NT$	NT$
			(In Millions)	(In Millions)
Vanguard International Semiconductor Corporation (VIS)	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$8,465.0	$8,924.8	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and selling of integrated circuits and other semiconductor devices	Singapore	5,677.6	5,772.8	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	2,292.1	1,764.6	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,273.9	1,283.9	35%	35%
Mutual-Pak	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	23.2	22.9	39%	39%

			$17,731.8	$17,769.0

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

As of December 31, 2017 and 2018, no investments in associates are individually material to the Company. Please refer to the consolidated statements of profit or loss and other comprehensive income for recognition of share of both profit (loss) and other comprehensive income (loss) of associates that are not individually material.

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

	December 31, 2017	December 31, 2018
	NT$	NT$
Name of Associate	(In Millions)	(In Millions)
VIS	$30,638.8	$27,621.3

GUC	$11,905.4	$9,617.7

Xintec	$9,180.8	$3,783.6

17.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost
Balance at January 1, 2016	$4,067.4	$296,801.9	$1,893,489.6	$30,700.0	$7.1	$192,111.5	$2,417,177.5
Additions	—	9,113.3	156,874.2	4,584.1	—	195,256.0	365,827.6
Disposals or retirements	—	(13.4)	(3,094.2)	(469.2)	—	—	(3,576.8)
Reclassification	—	—	—	7.1	(7.1)	—	—
Effect of exchange rate changes	(18.1)	(1,497.3)	(4,401.9)	(92.4)	—	(167.8)	(6,177.5)

Balance at December 31, 2016	$4,049.3	$304,404.5	$2,042,867.7	$34,729.6	$—	$387,199.7	$2,773,250.8

Accumulated depreciation and impairment

Balance at January 1, 2016	$506.2	$157,910.2	$1,385,857.7	$19,426.0	$7.1	$—	$1,563,707.2
Additions	29.4	17,540.5	198,189.4	4,325.7	—	—	220,085.0
Disposals or retirements	—	(7.3)	(3,049.5)	(468.4)	—	—	(3,525.2)
Reclassification	—	—	—	7.1	(7.1)	—	—
Effect of exchange rate changes	(10.8)	(1,094.3)	(3,620.1)	(68.7)	—	—	(4,793.9)

Balance at December 31, 2016	$524.8	$174,349.1	$1,577,377.5	$23,221.7	$—	$—	$1,775,473.1

Carrying amounts at December 31, 2016	$3,524.5	$130,055.4	$465,490.2	$11,507.9	$—	$387,199.7	$997,777.7

(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost
Balance at January 1, 2017	$4,049.3	$304,404.5	$2,042,867.7	$34,729.6	$—	$387,199.7	$2,773,250.8
Additions (Deductions)	—	75,594.7	458,605.8	8,195.9	—	(219,902.5)	322,493.9
Disposals or retirements	—	(37.0)	(9,553.0)	(377.8)	—	—	(9,967.8)
Reclassification	—	—	8.8	1.5	—	—	10.3
Effect of disposal of subsidiary	—	—	(51.2)	(14.8)	—	(0.5)	(66.5)
Effect of exchange rate changes	(66.1)	(827.6)	(4,125.8)	(142.9)	—	56.8	(5,105.6)

Balance at December 31, 2017	$3,983.2	$379,134.6	$2,487,752.3	$42,391.5	$—	$167,353.5	$3,080,615.1

Accumulated depreciation and impairment

Balance at January 1, 2017	$524.8	$174,349.1	$1,577,377.5	$23,221.7	$—	$—	$1,775,473.1
Additions	27.8	20,844.6	229,985.6	4,938.0	—	—	255,796.0
Disposals or retirements	—	(28.8)	(8,114.3)	(377.5)	—	—	(8,520.6)
Reclassification	—	—	8.2	1.5	—	—	9.7
Effect of disposal of subsidiary	—	—	(42.8)	(13.9)	—	—	(56.7)
Effect of exchange rate changes	(42.1)	(718.4)	(3,765.3)	(102.9)	—	—	(4,628.7)

Balance at December 31, 2017	$510.5	$194,446.5	$1,795,448.9	$27,666.9	$—	$—	$2,018,072.8

Carrying amounts at December 31, 2017	$3,472.7	$184,688.1	$692,303.4	$14,724.6	$—	$167,353.5	$1,062,542.3

Cost

Balance at January 1, 2018	$3,983.2	$379,134.6	$2,487,752.3	$42,391.5	$—	$167,353.5	$3,080,615.1
Additions (Deductions)	—	40,396.4	247,042.3	6,773.4	—	5,812.3	300,024.4
Disposals or retirements	—	(410.9)	(5,972.5)	(790.8)	—	—	(7,174.2)
Effect of exchange rate changes	28.2	(405.8)	(61.9)	8.1	—	(254.8)	(686.2)

Balance at December 31, 2018	$4,011.4	$418,714.3	$2,728,760.2	$48,382.2	$—	$172,911.0	$3,372,779.1

Accumulated depreciation and impairment

Balance at January 1, 2018	$510.5	$194,446.5	$1,795,448.9	$27,666.9	$—	$—	$2,018,072.8
Additions	20.9	24,293.4	258,195.3	5,615.3	—	—	288,124.9
Disposals or retirements	—	(399.0)	(4,773.6)	(790.0)	—	—	(5,962.6)
Impairment	—	—	423.5	—	—	—	423.5
Effect of exchange rate changes	19.2	33.2	(15.1)	32.9	—	—	70.2

Balance at December 31, 2018	$550.6	$218,374.1	$2,049,279.0	$32,525.1	$—	$—	$2,300,728.8

Carrying amounts at December 31, 2018	$3,460.8	$200,340.2	$679,481.2	$15,857.1	$—	$172,911.0	$1,072,050.3

(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

For the year ended December 31, 2018, the Company recognized an impairment loss of NT$423.5 million for certain machinery and equipment that was assessed to have no future use, and the recoverable amount of certain machinery and equipment was nil. Such impairment loss was recognized in other operating income and expenses.

18.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost
Balance at January 1, 2016	$6,104.8	$8,454.3	$19,474.4	$4,879.0	$38,912.5
Additions	—	1,091.3	2,788.5	519.3	4,399.1
Retirements	—	—	(5.2)	—	(5.2)
Effect of exchange rate changes	(96.8)	0.4	(14.1)	(11.9)	(122.4)

Balance at December 31, 2016	$6,008.0	$9,546.0	$22,243.6	$5,386.4	$43,184.0

Accumulated amortization and impairment
Balance at January 1, 2016	$—	$4,779.4	$16,431.6	$3,635.6	$24,846.6
Additions	—	1,367.4	1,730.8	645.2	3,743.4
Retirements	—	—	(5.2)	—	(5.2)
Effect of exchange rate changes	—	0.4	(12.7)	(3.3)	(15.6)

Balance at December 31, 2016	$—	$6,147.2	$18,144.5	$4,277.5	$28,569.2

Carrying amounts at December 31, 2016	$6,008.0	$3,398.8	$4,099.1	$1,108.9	$14,614.8

Cost
Balance at January 1, 2017	$6,008.0	$9,546.0	$22,243.6	$5,386.4	$43,184.0
Additions	—	897.9	3,021.1	349.2	4,268.2
Retirements	—	—	(75.2)	—	(75.2)
Reclassification	—	—	7.7	(18.0)	(10.3)
Effect of disposal of subsidiary	(13.5)	—	(7.7)	—	(21.2)
Effect of exchange rate changes	(345.8)	(0.6)	(3.2)	(1.6)	(351.2)

Balance at December 31, 2017	$5,648.7	$10,443.3	$25,186.3	$5,716.0	$46,994.3

Accumulated amortization and impairment
Balance at January 1, 2017	$—	$6,147.2	$18,144.5	$4,277.5	$28,569.2
Additions	—	1,548.3	2,310.7	487.7	4,346.7
Retirements	—	—	(75.2)	—	(75.2)
Reclassification	—	—	7.4	(17.1)	(9.7)
Impairment	13.5	—	—	—	13.5
Effect of disposal of subsidiary	(13.5)	—	(7.6)	—	(21.1)
Effect of exchange rate changes	—	(0.6)	(3.1)	(0.6)	(4.3)

Balance at December 31, 2017	$—	$7,694.9	$20,376.7	$4,747.5	$32,819.1

Carrying amounts at December 31, 2017	$5,648.7	$2,748.4	$4,809.6	$968.5	$14,175.2

Cost
Balance at January 1, 2018	$5,648.7	$10,443.3	$25,186.3	$5,716.0	$46,994.3
Additions	—	533.7	4,601.9	1,969.4	7,105.0
Disposals or retirements	—	—	(186.7)	(31.2)	(217.9)
Effect of exchange rate changes	146.8	(2.5)	(6.9)	2.1	139.5

Balance at December 31, 2018	$5,795.5	$10,974.5	$29,594.6	$7,656.3	$54,020.9

Accumulated amortization and impairment
Balance at January 1, 2018	$—	$7,694.9	$20,376.7	$4,747.5	$32,819.1
Additions	—	1,063.6	2,835.3	522.5	4,421.4
Disposals or retirements	—	—	(186.6)	(31.2)	(217.8)
Effect of exchange rate changes	—	(2.5)	(1.7)	0.3	(3.9)

Balance at December 31, 2018	$—	$8,756.0	$23,023.7	$5,239.1	$37,018.8

Carrying amounts at December 31, 2018	$5,795.5	$2,218.5	$6,570.9	$2,417.2	$17,002.1

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rates of 8.5% and 9.0% in its test of impairment as of December 31, 2017 and 2018, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2016 and 2018, the Company did not recognize any impairment loss on goodwill. For the year ended December 31, 2017, the Company assessed goodwill impairment and recognized an impairment loss of NT$13.5 million related to a subsidiary since the operating result of this cash generating unit was not as expected and the recoverable amount of goodwill was nil. Such impairment loss was recognized in other operating income and expenses.

19.	OTHER ASSETS

	December 31, 2017	December 31, 2018
	NT$ (In Millions)	NT$ (In Millions)
Tax receivable	$4,021.6	$3,780.3
Prepaid expenses	1,559.9	1,298.7
Others	1,624.0	1,912.0

	$7,205.5	$6,991.0

Current portion	$4,222.4	$5,406.4
Noncurrent portion	2,983.1	1,584.6

	$7,205.5	$6,991.0

20.	SHORT-TERM LOANS

	December 31, 2017	December 31, 2018
	NT$ (In Millions)	NT$ (In Millions)
Unsecured loans
Amount	$63,766.8	$88,754.7

Original loan content
US$ (in millions)	$2,150.0	$2,610.0
EUR (in millions)	—	242.0
Annual interest rate	1.54%-1.82%	0.01%-3.22%
Maturity date	Due by February 2018	Due by January 2019

21.	PROVISIONS

The Company’s current provisions were provisions for sales returns and allowances.

Sales Returns and Allowances
NT$ (In Millions)
Year Ended December 31, 2016

Balance, beginning of year	$10,163.5
Provision	36,519.3
Payment	(28,569.3)
Effect of exchange rate changes	(75.7)

Balance, end of year	$18,037.8

(Continued)

Sales Returns and Allowances
NT$ (In Millions)
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

Starting from 2018, the Company recognizes the estimation of sales returns and allowance as refund liability (classified under accrued expenses and other current liabilities) upon initial application of IFRS 15.

22.	BONDS PAYABLE

	December 31, 2017	December 31, 2018
	NT$ (In Millions)	NT$ (In Millions)
Domestic unsecured bonds	$116,100.0	$91,800.0
Overseas unsecured bonds	34,107.8	—

	150,207.8	91,800.0
Less: Discounts on bonds payable	(6.7)	—
Less: Current portion	(58,401.1)	(34,900.0)

	$91,800.0	$56,900.0

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment
100-1	B	September 2011 to September 2018	$7,500.0	1.63%	Bullet repayment; interest payable annually
100-2	A	January 2012 to January 2017	10,000.0	1.29%	The same as above
	B	January 2012 to January 2019	7,000.0	1.46%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment
101-1	A	August 2012 to August 2017	$9,900.0	1.28%	Bullet repayment; interest payable annually
	B	August 2012 to August 2019	9,000.0	1.40%	The same as above
101-2	A	September 2012 to September 2017	12,700.0	1.28%	The same as above
	B	September 2012 to September 2019	9,000.0	1.39%	The same as above
101-3	—	October 2012 to October 2022	4,400.0	1.53%	The same as above
101-4	A	January 2013 to January 2018	10,600.0	1.23%	The same as above
	B	January 2013 to January 2020	10,000.0	1.35%	The same as above
	C	January 2013 to January 2023	3,000.0	1.49%	The same as above
102-1	A	February 2013 to February 2018	6,200.0	1.23%	The same as above
	B	February 2013 to February 2020	11,600.0	1.38%	The same as above
	C	February 2013 to February 2023	3,600.0	1.50%	The same as above
102-2	A	July 2013 to July 2020	10,200.0	1.50%	The same as above
	B	July 2013 to July 2023	3,500.0	1.70%	The same as above
102-3	A	August 2013 to August 2017	4,000.0	1.34%	The same as above
	B	August 2013 to August 2019	8,500.0	1.52%	The same as above
102-4	B	September 2013 to September 2017	1,500.0	1.45%	The same as above
	C	September 2013 to March 2019	1,400.0	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600.0	1.85%	The same as above
	E	September 2013 to March 2023	5,400.0	2.05%	The same as above
	F	September 2013 to September 2023	2,600.0	2.10%	Bullet repayment; interest payable annually

(Concluded)

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount US$ (In Millions)	Coupon Rate	Repayment and Interest Payment
April 2013 to April 2018	$1,150.0	1.625%	Bullet repayment; interest payable semi-annually

23.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, Mutual-Pak and VisEra Tech have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Nanjing, TSMC Europe, TSMC Canada, TSMC Technology and TSMC Solar Europe GmbH also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$2,164.9 million, NT$2,369.9 million and NT$2,568.9 million for the years ended December 31, 2016, 2017 and 2018, respectively.

b.	Defined benefit plans

TSMC has defined benefit plans under the R.O.C. Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The Funds are operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds.

Amounts recognized in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2016	2017	2018
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Current service cost	$132.8	$145.0	$137.7
Net interest expense	139.4	126.5	144.1

Components of defined benefit costs recognized in profit or loss	272.2	271.5	281.8

(Continued)

	Years Ended December 31
	2016	2017	2018
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	$45.7	$29.3	$(71.3)
Actuarial loss arising from experience adjustments	38.2	483.9	334.7
Actuarial loss (gain) arising from changes in financial assumptions	694.6	(258.5)	597.8
Actuarial loss arising from changes in demographic assumptions	278.7	—	—

Components of defined benefit costs recognized in other comprehensive income	1,057.2	254.7	861.2

Total	$1,329.4	$526.2	$1,143.0

(Concluded)

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2016	2017	2018
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Cost of revenue	$177.0	$175.3	$177.8
Research and development expenses	73.4	75.3	79.1
General and administrative expenses	17.4	16.7	20.6
Marketing expenses	4.4	4.2	4.3

	$272.2	$271.5	$281.8

The amounts arising from the defined benefit obligation of the Company were as follows:

	December 31, 2017	December 31, 2018
	NT$	NT$
	(In Millions)	(In Millions)
Present value of defined benefit obligation	$12,774.6	$13,662.7
Fair value of plan assets	(3,923.9)	(4,011.3)

Net defined benefit liability	$8,850.7	$9,651.4

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2016	2017	2018
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Balance, beginning of year	$11,318.1	$12,480.5	$12,774.6
Current service cost	132.8	145.0	137.7
Interest expense	213.0	185.6	207.8
Remeasurement:
Actuarial loss arising from experience adjustments	38.2	483.9	334.7
Actuarial loss (gain) arising from changes in financial assumptions	694.6	(258.5)	597.8
Actuarial loss arising from changes in demographic assumptions	278.7	—	—
Benefits paid from plan assets	(194.9)	(261.9)	(274.3)
Benefits paid directly by the Company	—	—	(115.6)
Balance, end of year	$12,480.5	$12,774.6	$13,662.7

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2016	2017	2018
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Balance, beginning of year	$3,870.1	$3,929.1	$3,923.9
Interest income	73.6	59.1	63.7
Remeasurement:
Return on plan assets (excluding amounts included in net interest expense)	(45.7)	(29.3)	71.3
Contributions from employer	226.0	226.9	226.7
Benefits paid from plan assets	(194.9)	(261.9)	(274.3)

Balance, end of year	$3,929.1	$3,923.9	$4,011.3

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2017	December 31, 2018
	NT$ (In Millions)	NT$ (In Millions)
Cash	$707.5	$756.1
Equity instruments	1,993.3	2,148.1
Debt instruments	1,223.1	1,107.1

	$3,923.9	$4,011.3

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2017	December 31, 2018
Discount rate	1.65%	1.30%
Future salary increase rate	3.00%	3.00%

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

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$890.1 million and NT$921.8 million as of December 31, 2017 and 2018, respectively.

3)

Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$873.8 million and NT$901.6 million as of December 31, 2017 and 2018, respectively.

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

The Company expects to make contributions of NT$233.5 million to the defined benefit plans in the next year starting from December 31, 2018. The weighted average duration of the defined benefit obligation is 13 years.

24.	GUARANTEE DEPOSITS

	December 31, 2017	December 31, 2018
	NT$ (In Millions)	NT$ (In Millions)
Capacity guarantee	$13,346.6	$9,289.6
Receivables guarantee	2,427.5	653.7
Others	306.5	245.7
	$16,080.6	$10,189.0

Current portion (classified under accrued expenses and other current liabilities)	$8,493.8	$6,835.7
Noncurrent portion	7,586.8	3,353.3

	$16,080.6	$10,189.0

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

25.	EQUITY

a.	Capital stock

	December 31, 2017	December 31, 2018
	NT$ (In Millions)	NT$ (In Millions)
Authorized shares	28,050.0	28,050.0

Authorized capital	$280,500.0	$280,500.0

Issued and paid shares	25,930.3	25,930.3

Issued capital	$259,303.8	$259,303.8

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500.0 million shares allocated for the exercise of employee stock options.

As of December 31, 2018, 1,068.2 million ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,340.8 million shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2017	December 31, 2018
	NT$ (In Millions)	NT$ (In Millions)
Additional paid-in capital	$24,185.0	$24,185.0
From merger	22,804.5	22,804.5
From convertible bonds	8,892.9	8,892.9
From share of changes in equities of subsidiaries	118.8	121.5
From share of changes in equities of associates	289.2	282.8
Donations	19.2	29.3

	$56,309.6	$56,316.0

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

TSMC’s Articles of Incorporation provide the policy about the profit sharing bonus to employees, please refer to Note 33.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, unrealized valuation gain or loss from available-for-sale financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2016 and 2017 earnings had been approved by TSMC’s shareholders in its meetings held on June 8, 2017 and June 5, 2018, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2016	For Fiscal Year 2017	For Fiscal Year 2016	For Fiscal Year 2017
	NT$ (In Millions)	NT$ (In Millions)
Legal capital reserve	$33,424.7	$34,311.2
Special capital reserve	—	26,907.5
Cash dividends to shareholders	181,512.7	207,443.0	$7	$8

	$214,937.4	$268,661.7

TSMC’s appropriation of earnings for 2018 had been approved in the meeting of the Board of Directors held on February 19, 2019. The appropriation and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2018	For Fiscal Year 2018
	NT$ (In Millions)
Legal capital reserve	$35,113.1
Special capital reserve	(11,459.5)
Cash dividends to shareholders	207,443.0	$8

	$231,096.6

The appropriation of earnings for 2018 is to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 5, 2019 (expected).

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2016
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Balance, beginning of year	$11,039.9	$734.8	$(0.6)	$11,774.1
Exchange differences arising on translation of foreign operations	(9,409.2)	—	—	(9,409.2)
Other comprehensive income reclassified to profit or loss upon disposal of subsidiaries	36.1	—	—	36.1
Changes in fair value of available-for-sale financial assets	—	(696.3)	—	(696.3)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	4.1	—	4.1
Share of other comprehensive income (loss) of associates	(0.9)	24.7	0.7	24.5
Other comprehensive loss reclassified to profit or loss upon disposal of associates	(4.7)	(3.5)	—	(8.2)
Income tax effect	—	(61.2)	—	(61.2)

Balance, end of year	$1,661.2	$2.6	$0.1	$1,663.9

	Year Ended December 31, 2017
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Unearned Stock-Based Employee Compensation	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Balance, beginning of year	$1,661.2	$2.6	$0.1	$—	$1,663.9
Exchange differences arising on translation of foreign operations	(28,257.4)	—	—	—	(28,257.4)
Changes in fair value of available-for-sale financial assets	—	(154.7)	—	—	(154.7)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(61.2)	—	—	(61.2)
Gain/(loss) arising on changes in the fair value of hedging instruments	—	—	99.6	—	99.6
Transferred to initial carrying amount of hedged items	—	—	(94.9)	—	(94.9)
Share of other comprehensive income (loss) of associates	(101.5)	2.1	—	—	(99.4)
Share of unearned stock-based compensation of associates	—	—	—	(10.3)	(10.3)
Income tax effect	—	(2.9)	(0.6)	—	(3.5)

Balance, end of year	$(26,697.7)	$(214.1)	$4.2	$(10.3)	$(26,917.9)

	Year Ended December 31, 2018
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Compensation	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Balance, beginning of year(IFRS 9)	$(26,697.7)	$(524.9)	$4.2	$(10.3)	$(27,228.7)
Exchange differences arising on translation of foreign operations	14,562.0	—	—	—	14,562.0
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	—	(3,311.6)	—	—	(3,311.6)
Debt instruments	—	(1,858.0)	—	—	(1,858.0)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	—	1,193.1	—	—	1,193.1
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	—	989.1	—	—	989.1
Loss allowance adjustments from debt instruments	—	(2.0)	—	—	(2.0)
Gain (loss) arising on changes in the fair value of hedging instruments	—	—	41.0	—	41.0
Transferred to initial carrying amount of hedged items	—	—	(22.2)	—	(22.2)
Share of other comprehensive income (loss) of associates	93.3	(6.8)	—	—	86.5
Share of unearned stock-based employee compensation of associates	—	—	—	8.5	8.5
Income tax effect	—	91.8	0.6	—	92.4

Balance, end of year	$(12,042.4)	$(3,429.3)	$23.6	$(1.8)	$(15,449.9)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

26.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

Product	Year Ended December 31, 2018
NT$ (In Millions)
Wafer	$911,296.4
Others	120,177.2

$1,031,473.6

Geography	Year Ended December 31, 2018
NT$ (In Millions)
Taiwan	$78,260.8
United States	632,821.5
China	175,794.2
Europe, the Middle East and Africa	71,068.5
Japan	58,125.9
Others	15,402.7

$1,031,473.6

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

Application Type	Year Ended December 31, 2018
NT$ (In Millions)
Communication	$578,923.7
Industrial/Standard	234,153.4
Computer	144,614.1
Consumer	73,782.4

$1,031,473.6

Resolution	Year Ended December 31, 2018
NT$ (In Millions)
7-nanometer	$81,680.7
10-nanometer	96,989.5
16/20-nanometer	210,989.0
28-nanometer	178,440.4
40/45-nanometer	101,801.0
65-nanometer	76,122.3
90-nanometer	36,652.1
0.11/0.13 micron	20,677.7
0.15/0.18 micron	81,182.6
0.25 micron and above	26,761.1

Wafer revenue	$911,296.4

b.	Contract balances

	January 1, 2018	December 31, 2018
	NT$ (In Millions)	NT$ (In Millions)

Contract liabilities (classified under accrued expenses and other current liabilities)	$32,434.8	$4,684.0

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

For the year ended December 31, 2018, the Company recognized NT$31,770.0 million as revenue from the beginning balance of contract liability.

c.	Refund liabilities

Estimated sales returns and other allowances is made and adjusted based on historical experience and the consideration of varying contractual terms, which amounted to NT$55,406.0 million for the year ended December 31, 2018. As of December 31, 2018, the aforementioned refund liabilities amounted to NT$22,672.6 million (classified under accrued expenses and other current liabilities).

27.	OTHER OPERATING INCOME AND EXPENSES, NET

	Years Ended December 31
	2016	2017	2018
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Gain (loss) on disposal or retirement of property, plant and equipment, net	$46.5	$(1,097.9)	$(1,005.6)
Impairment loss on property, plant and equipment	—	—	(423.5)
Others	(16.7)	(267.6)	(672.4)

	$29.8	$(1,365.5)	$(2,101.5)

28.	OTHER INCOME

	Years Ended December 31
	2016	2017	2018
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Interest income
Bank deposits	$4,892.6	$6,412.8	$10,310.7
Financial assets at FVTPL	—	—	382.7
Financial assets at FVTOCI	—	—	3,078.6
Financial assets at amortized cost	—	—	922.4
Available-for-sale financial assets	816.2	2,091.4	—
Held-to-maturity financial assets	383.3	568.6	—
Structured product	225.4	391.9	—

	6,317.5	9,464.7	14,694.4
Dividend income	137.4	145.6	158.4

	$6,454.9	$9,610.3	$14,852.8

29.	FINANCE COSTS

	Years Ended December 31
	2016	2017	2018
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Interest expense
Corporate bonds	$3,014.7	$2,563.6	$1,633.8
Bank loans	291.2	766.6	1,417.3
Others	0.2	0.1	0.1

	$3,306.1	$3,330.3	$3,051.2

30.	OTHER GAINS AND LOSSES, NET

	Years Ended December 31
	2016	2017	2018
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Gain (loss) on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$—	$—	$(989.1)
Available-for-sale financial assets	33.2	89.8	—
Gain (loss) on disposal of investments accounted for using equity method, net	(260.0)	—	—
Gain (loss) from disposal of subsidiaries	(36.1)	17.3	—
Net gain (loss) on financial instruments at FVTPL
Held for trading	467.1	2,253.7	—
Mandatorily measured at FVTPL	—	—	(2,293.9)
Designated as at FVTPL	(37.4)	131.0	—
Gain (loss) arising from fair value hedges, net	16.9	(30.3)	(2.3)
Impairment loss on financial assets
Available-for-sale financial assets	(122.2)	(29.6)	—
The reversal of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	—	—	2.0
Financial assets at amortized cost	—	—	0.4
Other gains (losses), net	134.4	385.5	(127.9)

	$195.9	$2,817.4	$(3,410.8)

31.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2016	2017	2018
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Current income tax expense
Current tax expense recognized in the current year	$72,405.0	$73,851.4	$60,584.3
Income tax adjustments on prior years	(16,628.1)	(19,107.0)	(21,753.0)
Other income tax adjustments	122.5	152.8	152.9

	55,899.4	54,897.2	38,984.2

Deferred income tax expense (benefit)
Effect of tax rate changes	—	561.8	(1,474.8)
The origination and reversal of temporary differences	(1,775.0)	(4,336.1)	(3,072.5)

	(1,775.0)	(3,774.3)	(4,547.3)

Income tax expense recognized in profit or loss	$54,124.4	$51,122.9	$34,436.9

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2016	2017	2018
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Income before tax	$385,921.7	$396,161.9	$397,543.1

Income tax expense at the statutory rate	$66,938.7	$69,613.5	$80,872.5
Tax effect of adjusting items:
Nondeductible (deductible) items in determining taxable income	(44.9)	(1,415.9)	2,533.4
Tax-exempt income	(19,595.0)	(16,901.1)	(54,543.5)
Additional income tax under the Alternative Minimum Tax Act	—	—	21,455.9
Additional income tax on unappropriated earnings	30,046.8	28,183.5	16,294.5
Effect of tax rate changes on deferred income tax	—	561.8	(1,474.8)
The origination and reversal of temporary differences	(1,775.0)	(4,336.1)	(3,072.6)
Income tax credits	(4,940.2)	(5,628.6)	(6,028.4)
Remeasurement of operating loss carryforward	(0.4)	—	—

	70,630.0	70,077.1	56,037.0
Income tax adjustments on prior years	(16,628.1)	(19,107.0)	(21,753.0)
Other income tax adjustments	122.5	152.8	152.9

Income tax expense recognized in profit or loss	$54,124.4	$51,122.9	$34,436.9

For the years ended December 31, 2016 and 2017, the Company applied a tax rate of 17% for entities subject to the R.O.C. Income Tax Law. In February 2018, the Income Tax Law in the R.O.C. was amended and, starting from 2018, the corporate income tax rate was adjusted from 17% to 20%. In addition, the tax rate for 2018 unappropriated earnings was reduced from 10% to 5%.

For other jurisdictions, taxes are calculated using the applicable tax rate for each individual jurisdiction.

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Deferred income tax benefit (expense)
Related to remeasurement of defined benefit obligation	$126.9	$30.6	$103.3
Related to unrealized gain/loss on investments in equity instruments at FVTOCI	—	—	91.8
Related to gain/loss on cash flow hedges	—	(0.6)	0.6
Related to unrealized gain/loss on available-for-sale financial assets	(61.2)	(2.9)	—

	$65.7	$27.1	$195.7

c.	Deferred income tax balance

The analysis of deferred income tax assets and liabilities was as follows:

	December 31, 2017	December 31, 2018
	NT$	NT$
	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$8,401.3	$11,839.2
Refund liability	—	2,594.0
Net defined benefit liability	975.3	1,084.9
Unrealized loss on inventories	629.5	751.0
Deferred compensation cost	266.5	271.7
Provision for sales returns and allowance	1,637.7	—
Investments in equity instruments at FVTOCI	—	56.2
Others	195.2	209.4

	$12,105.5	$16,806.4

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(169.5)	$(61.7)
Available-for-sale financial assets	(95.4)	—
Others	(37.3)	(171.6)

	$(302.2)	$(233.3)

	Year Ended December 31, 2016
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$2,853.0	$1,437.6	$—	$(46.4)	$4,244.2
Provision for sales returns and allowance	1,141.5	371.5	—	(0.9)	1,512.1
Net defined benefit liability	895.5	(82.9)	126.9	—	939.5
Unrealized loss on inventories	622.8	115.5	—	(1.0)	737.3
Deferred compensation cost	316.3	69.3	—	(6.9)	378.7
Goodwill from business combination	10.0	(9.8)	—	(0.2)	—
Others	531.4	(77.5)	—	(8.8)	445.1
Operating loss carryforward	14.5	—	—	—	14.5

	$6,385.0	$1,823.7	$126.9	$(64.2)	$8,271.4

Deferred income tax liabilities
Temporary differences
Available-for-sale financial assets	$(31.3)	$—	$(61.2)	$—	$(92.5)
Unrealized exchange gains	—	(48.7)	—	—	(48.7)

	$(31.3)	$(48.7)	$(61.2)	$—	$(141.2)

	Year Ended December 31, 2017
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Disposal of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$4,244.2	$4,207.2	$—	$—	$(50.1)	$8,401.3
Provision for sales returns and allowance	1,512.1	130.0	—	—	(4.4)	1,637.7
Net defined benefit liability	939.5	5.2	30.6	—	—	975.3
Unrealized loss on inventories	737.3	(105.1)	—	—	(2.7)	629.5
Deferred compensation cost	378.7	(83.1)	—	—	(29.1)	266.5
Others	445.1	(222.4)	—	—	(27.5)	195.2
Operating loss carryforward	14.5	—	—	(14.5)	—	—

	$8,271.4	$3,931.8	$30.6	$(14.5)	$(113.8)	$12,105.5

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(48.7)	$(120.8)	$—	$—	$—	$(169.5)
Available-for-sale financial assets	(92.5)	—	(2.9)	—	—	(95.4)
Others	—	(36.7)	(0.6)	—	—	(37.3)

	$(141.2)	$(157.5)	$(3.5)	$—	$—	$(302.2)

	Year Ended December 31, 2018
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$8,401.3	$3,430.4	$—	$7.5	$11,839.2
Refund liability for sales returns allowance	1,637.7	955.0	—	1.3	2,594.0
Net defined benefit liability	975.3	6.3	103.3	—	1,084.9
Unrealized loss on inventories	629.5	120.5	—	1.0	751.0
Deferred compensation cost	266.5	(4.7)	—	9.9	271.7
Investments in equity instruments at FVTOCI	—	—	56.2	—	56.2
Others	195.2	7.1	—	7.1	209.4

	$12,105.5	$4,514.6	$159.5	$26.8	$16,806.4

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(169.5)	$107.8	$—	$—	$(61.7)
Investments in equity instruments at FVTOCI	(95.4)	—	95.4	—	—
Others	(37.3)	(75.1)	(59.2)	—	(171.6)

	$(302.2)	$32.7	$36.2	$—	$(233.3)

d.	The investment operating loss carryforward and deductible temporary differences for which no deferred income tax assets have been recognized

As of December 31, 2017 and 2018, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$26,536.3 million and NT$20,060.9 million, respectively.

e.	Unused tax-exemption information

As of December 31, 2018, the profits generated from the following projects of TSMC are exempt from income tax for a five-year period:

Tax-exemption Period
Construction and expansion of 2008 by TSMC	2015 to 2019
Construction and expansion of 2009 by TSMC	2018 to 2022

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2017 and 2018, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to NT$95,003.3 million and NT$112,893.0 million, respectively.

g.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2015. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

32.	EARNINGS PER SHARE

	Years Ended December 31
	2016	2017	2018
	(NT$)	(NT$)	(NT$)
Basic EPS	$12.79	$13.30	$14.00

Diluted EPS	$12.79	$13.30	$14.00

EPS is computed as follows:

	Amounts (Numerator) NT$ (In Millions)	Number of Shares (Denominator) (In Millions)	EPS (NT$)
Year Ended December 31, 2016
Basic/Diluted EPS
Net income available to common shareholders of the parent	$331,713.7	25,930.3	$12.79

Year Ended December 31, 2017
Basic/Diluted EPS
Net income available to common shareholders of the parent	$344,998.3	25,930.3	$13.30

Year Ended December 31, 2018
Basic/Diluted EPS
Net income available to common shareholders of the parent	$363,052.7	25,930.3	$14.00

33.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
a. Depreciation of property, plant and equipment
Recognized in cost of revenue	$203,476.8	$235,985.2	$264,804.7
Recognized in operating expenses	16,583.1	19,746.3	23,292.3
Recognized in other operating income and expenses	25.1	64.5	27.9

	$220,085.0	$255,796.0	$288,124.9

b. Amortization of intangible assets
Recognized in cost of revenue	$2,028.5	$2,135.5	$2,073.5
Recognized in operating expenses	1,714.9	2,211.2	2,347.9

	$3,743.4	$4,346.7	$4,421.4

c. Research and development costs expensed as incurred	$71,207.7	$80,732.5	$85,895.6

	Years Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
d. Employee benefits expenses
Post-employment benefits
Defined contribution plans	$2,164.9	$2,369.9	$2,568.9
Defined benefit plans	272.2	271.5	281.8

	2,437.1	2,641.4	2,850.7
Other employee benefits	97,248.0	101,488.7	105,364.2

	$99,685.1	$104,130.1	$108,214.9

Employee benefits expense summarized by function
Recognized in cost of revenue	$58,493.5	$61,026.1	$63,597.7
Recognized in operating expenses	41,191.6	43,104.0	44,617.2

	$99,685.1	$104,130.1	$108,214.9

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$22,418.3 million, NT$23,019.1 million and NT$23,570.0 million for the years ended December 31, 2016, 2017 and 2018, respectively; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$22,418.3 million and NT$376.4 million in cash for 2016, respectively; profit sharing bonus to employees and compensation to directors in the amounts of NT$23,019.1 million and NT$368.9 million in cash for 2017, respectively, and profit sharing bonus to employees and compensation to directors in the amounts of NT$23,570.0 million and NT$349.3 million in cash for 2018, respectively, had been approved by the Board of Directors of TSMC held on February 14, 2017, February 13, 2018 and February 19, 2019, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2016, 2017 and 2018, respectively.

34.	CASH FLOW INFORMATION

Reconciliation of liabilities arising from financing activities:

			Non-cash changes
	Balance as of January 1, 2017	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of December 31, 2017
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Short-term loans	$57,958.2	$10,394.3	$(4,585.7)	$—	$63,766.8
Guarantee deposits	26,670.6	(2,872.3)	(1,609.0)	(6,108.7)	16,080.6
Bonds payable	191,193.6	(38,100.0)	(2,918.9)	26.4	150,201.1

Total	$275,822.4	$(30,578.0)	$(9,113.6)	$(6,082.3)	$230,048.5

			Non-cash changes
	Balance as of January 1, 2018	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of December 31, 2018
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Short-term loans	$63,766.8	$23,923.0	$1,064.9	$—	$88,754.7
Guarantee deposits	16,080.6	(279.2)	423.5	(6,035.9)	10,189.0
Bonds payable	150,201.1	(58,024.9)	(382.9)	6.7	91,800.0

Total	$230,048.5	$(34,381.1)	$1,105.5	$(6,029.2)	$190,743.7

Note:	Other changes include amortization of bonds payable and guarantee deposits refunded to customers by offsetting related accounts receivable.

35.	CAPITAL MANAGEMENT

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

December 31, 2017
NT$
(In Millions)
Financial assets
FVTPL (Note 1)	$569.8
Available-for-sale financial assets	98,248.5
Held-to-maturity financial assets	20,821.7
Hedging derivative financial assets	34.4
Loans and receivables (Note 2)	684,416.6

$804,091.0

Financial liabilities
FVTPL (Note 1)	$26.7
Hedging derivative financial liabilities	15.6
Amortized cost (Note 3)	340,501.2

$340,543.5

Note 1:	Including held for trading and designated as at FVTPL.
Note 2:	Including cash and cash equivalents, notes and accounts receivable (including related parties), other receivables and refundable deposits.
Note 3:	Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, accrued expenses and other current liabilities, bonds payable and guarantee deposits.

December 31, 2018
NT$
(In Millions)
Financial assets
FVTPL (Note 4)	$3,504.6
FVTOCI (Note 5)	107,067.5
Hedging financial assets	23.5
Amortized cost (Note 6)	745,585.8

$856,181.4

Financial liabilities
FVTPL (Note 7)	$40.8
Hedging financial liabilities	155.8
Amortized cost (Note 8)	318,475.8

$318,672.4

Note 4:	Financial assets mandatorily measured at FVTPL.
Note 5:	Including notes and accounts receivable, net, debt and equity investments.
Note 6:	Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables and refundable deposits.
Note 7:	Held for trading.
Note 8:	Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, accrued expenses and other current liabilities, bonds payable and guarantee deposits.

b.	Financial risk management objectives

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

Foreign currency risk

Most of the Company’s revenues and expenditures are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company uses derivative financial instruments, such as forward exchange contracts and cross currency swaps, and non-derivative financial instruments, such as foreign currency-denominated debt, to partially hedge the Company’s existing and certain forecasted currency exposure. These hedges will offset only a portion of, but do not eliminate, the financial impact from movements in foreign currency exchange rates.

The Company’s sensitivity analysis of foreign currency risk mainly focuses on the foreign currency monetary items and the derivatives financial instruments at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges relative to the New Taiwan dollar, the net income for the years ended December 31, 2016, 2017 and 2018 would have decreased by NT$111.3 million, NT$867.9 million and NT$506.4 million, respectively, and the other comprehensive income for the years ended December 31, 2017 and 2018 would have decreased by NT$265.9 million and NT$315.6 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk primarily related to its outstanding debt and investments in fixed income securities. All of the Company’s bonds payable have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows.

The Company classified its investments in fixed income securities as available-for-sale and held-to-maturity financial assets in 2017; as financial assets at FVTPL, financial assets at FVTOCI and financial assets at amortized costs starting from 2018. Because held-to-maturity fixed income securities and financial assets at amortized costs are measured at amortized cost, changes in interest rates would not affect the fair value. On the other hand, available-for-sale fixed income securities, financial assets at FVTPL and financial assets at FVTOCI are exposed to fair value fluctuations caused by changes in interest rates. The Company utilized interest rate futures to partially hedge the interest rate risk on its available-for-sale fixed income investments, financial assets at FVTPL and financial assets at FVTOCI. These hedges may offset only a small portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed at the end of the reporting period, an unfavorable movement of hypothetical 1.00% increase in interest rates across all maturities would have resulted in a decrease in net income by NT$247.8 million for the year ended December 31, 2018, and in a decrease in other comprehensive income by NT$1,600.9 million, NT$2,119.7 million and NT$2,450.0 million for the years ended December 31, 2016, 2017 and 2018, respectively.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments for both 2016 and 2017 and financial assets at FVTOCI for 2018.

Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the years ended December 31, 2016, 2017 and 2018, the other comprehensive income would have decreased by NT$685.1 million, NT$703.0 million and NT$427.1 million, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily trade receivables, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s trade receivables are from its customers worldwide. The majority of the Company’s outstanding trade receivables are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on trade receivables, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of December 31, 2017 and 2018, the Company’s ten largest customers accounted for 70% and 79% of accounts receivable, respectively. The Company believes the concentration of credit risk is not material for the remaining accounts receivable.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment-grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The risk management of expected credit loss for financial assets at amortized cost and investments in debt instruments at FVTOCI is as follows:

The Company only invests in debt instruments that are rated as investment grade or higher. The credit rating information is supplied by external rating agencies. The Company assesses whether there has been a significant increase in credit risk since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the bond-issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio
Performing	Credit rating on trade date and valuation date: (1) Within investment grade (2) Between BB+ and BB-	12 months expected credit loss	0—0.1%
Doubtful	Credit rating on trade date and valuation date: (1) From investment grade to non-investment grade (2) From BB+~BB— to B+~CCC-	Lifetime expected credit loss-not credit impaired	—
In default	Credit rating CC or below	Lifetime expected credit loss-credit impaired	—
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	—

For the year ended December 31, 2018, the expected credit loss decreases NT$1.1 million, mainly attributed to asset allocation adjustment to debt investments of higher credit rating.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent, debt investment at FVTPL, financial assets at FVTOCI-current, and financial assets amortized at cost-current.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
December 31, 2017

Non-derivative financial liabilities
Short-term loans	$63,802.0	$—	$—	$—	$63,802.0
Accounts payable (including related parties)	30,069.2	—	—	—	30,069.2
Payables to contractors and equipment suppliers	55,723.8	—	—	—	55,723.8
Accrued expenses and other current liabilities	24,659.7	—	—	—	24,659.7
Bonds payable	60,176.8	68,378.8	7,777.7	18,203.6	154,536.9
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	8,493.8	7,503.1	83.7	—	16,080.6

	242,925.3	75,881.9	7,861.4	18,203.6	344,872.2

Derivative financial instruments
Forward exchange contracts
Outflows	67,393.5	—	—	—	67,393.5
Inflows	(67,957.9)	—	—	—	(67,957.9)

	(564.4)	—	—	—	(564.4)

	$242,360.9	$75,881.9	$7,861.4	$18,203.6	$344,307.8

December 31, 2018

Non-derivative financial liabilities
Short-term loans	$88,810.7	$—	$—	$—	$88,810.7
Accounts payable (including related parties)	34,357.4	—	—	—	34,357.4
Payables to contractors and equipment suppliers	43,133.7	—	—	—	43,133.7
Accrued expenses and other current liabilities	50,241.0	—	—	—	50,241.0
Bonds payable	36,039.9	35,340.8	22,979.4	—	94,360.1
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,835.7	2,891.6	461.7	—	10,189.0

	259,418.4	38,232.4	23,441.1	—	321,091.9

Derivative financial instruments
Forward exchange contracts
Outflows	49,302.3	—	—	—	49,302.3
Inflows	(49,393.7)	—	—	—	(49,393.7)

	(91.4)	—	—	—	(91.4)

	$259,327.0	$38,232.4	$23,441.1	$—	$321,000.5

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated statements of financial position

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

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

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets at FVTPL
Held for trading
Forward exchange contracts	$—	$569.8	$—	$569.8

Available-for-sale financial assets
Corporate bonds	$—	$40,165.2	$—	$40,165.2
Agency bonds/Agency mortgage-backed securities	—	29,235.4	—	29,235.4
Asset-backed securities	—	13,459.5	—	13,459.5
Government bonds	7,716.0	101.7	—	7,817.7
Publicly traded stocks	2,548.1	—	—	2,548.1
Commercial paper	—	148.3	—	148.3

	$10,264.1	$83,110.1	$—	$93,374.2

Hedging derivative financial assets
Fair value hedges
Interest rate futures contracts	$27.0	$—	$—	$27.0
Cash flow hedges
Forward exchange contracts	—	7.4	—	7.4

	$27.0	$7.4	$—	$34.4

Financial liabilities at FVTPL
Held for trading
Forward exchange contracts	$—	$26.7	$—	$26.7

Hedging derivative financial liabilities
Cash flow hedges
Forward exchange contracts	$—	$15.6	$—	$15.6

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets at FVTPL
Mandatorily measured at FVTPL
Agency mortgage-backed securities	$—	$3,419.3	$—	$3,419.3
Forward exchange contracts	—	85.3	—	85.3

	$—	$3,504.6	$—	$3,504.6

Financial assets at FVTOCI
Investments in debt instruments
Corporate bonds	$—	$40,753.6	$—	$40,753.6
Agency bonds/Agency mortgage-backed securities	—	31,288.8	—	31,288.8
Asset-backed securities	—	15,670.3	—	15,670.3
Government bonds	11,006.2	145.1	—	11,151.3
Commercial paper	—	107.6	—	107.6
Investments in equity instruments
Non-publicly traded equity investments	—	—	3,910.7	3,910.7
Publicly traded stocks	590.1	—	—	590.1
Notes and accounts receivable, net	—	3,595.1	—	3,595.1

	$11,596.3	$91,560.5	$3,910.7	$107,067.5

Hedging financial assets
Cash flow hedges
Forward exchange contracts	$—	$23.5	$—	$23.5

Financial liabilities at FVTPL
Held for trading
Forward exchange contracts	$—	$40.8	$—	$40.8

Hedging financial liabilities
Fair value hedges
Interest rate futures contracts	$153.9	$—	$—	$153.9
Cash flow hedges
Forward exchange contracts	—	1.9	—	1.9

	$153.9	$1.9	$—	$155.8

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI. Reconciliations for the year ended December 31, 2018 were as follows:

NT$
(In Millions)
Balance at January 1, 2018	$5,841.4
Additions	212.5
Recognized in other comprehensive income	(2,141.4)
Disposals and proceeds from return of capital of investments	(175.8)
Effect of exchange rate changes	174.0

Balance at December 31, 2018	$3,910.7

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•

The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities, and government bonds are determined by quoted market prices provided by third party pricing services.

•

Forward exchange contracts are measured using forward exchange rates and the discounted yield curves that are derived from quoted market prices. For investments in commercial paper, the fair values are determined by the present value of future cash flows based on the discounted yield curves that are derived from the quoted market prices.

•	The fair value of accounts receivables classified as at FVTOCI are determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of non-publicly traded equity investments are mainly determined by using the asset approach, income approach and market approach.

To determine the fair value, the Company utilizes the asset approach and takes into account the net asset value measured at the fair value by independent parties. On December 31, 2018, the Company uses unobservable inputs derived from discount for lack of marketability by 10%. When other inputs remain equal, the fair value will decrease by NT$31.4 million if discounts for lack of marketability increase by 1%.

The income approach utilizes discounted cash flows to determine the present value of the expected future economic benefits that will be derived from the investment. On December 31, 2018, the Company uses significant unobservable inputs, which include expected returns, discount rate of 10%, discounts for lack of marketability of 10% and discounts for lack of control of 10%.

For the remaining few investments, the market approach is used to arrive at their fair value, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s assets and liabilities which are not required to measure at fair value:

	December 31, 2017
	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets
Held-to-maturity securities
Corporate bonds	$19,338.8	$—	$19,541.4	$—	$19,541.4
Structured product	1,482.9	—	1,475.4	—	1,475.4

	$20,821.7	$—	$21,016.8	$—	$21,016.8

Financial liabilities
Measured at amortized cost
Bonds payable	$150,201.1	$—	$152,077.7	$—	$152,077.7

	December 31, 2018
	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets
Financial assets at amortized costs
Corporate bonds	$19,511.8	$—	$19,554.5	$—	$19,554.5
Commercial paper	2,294.1	—	2,296.2	—	2,296.2

	$21,805.9	$—	$21,850.7	$—	$21,850.7

Financial liabilities
Financial liabilities at amortized costs
Bonds payable	$91,800.0	$—	$93,171.3	$—	$93,171.3

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair value of corporate bonds is determined by quoted market prices provided by third party pricing services. The fair value of structured product is determined by quoted market prices provided by the counterparty.

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

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories
GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
Mutual-Pak	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Years Ended December 31
		2016	2017	2018
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)
Item	Related Party Categories
Net revenue from sale of goods	Associates	$5,929.1	$8,496.0	$8,980.1
	Other related parties	—	0.1	0.3

		$5,929.1	$8,496.1	$8,980.4

Net revenue from royalties	Associates	$516.7	$482.5	$362.3

c.	Purchases

	Years Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Related Party Categories
Associates	$10,108.2	$9,904.6	$8,809.5

d.	Receivables from related parties

		December 31, 2017	December 31, 2018
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Name/Categories
Receivables from related parties	GUC	$1,022.9	$481.9
	Xintec	161.2	102.5

		$1,184.1	$584.4

Other receivables from related parties	SSMC	$83.1	$53.8
	VIS	78.2	10.4
	Other Associates	9.8	0.8

		$171.1	$65.0

e.	Payables to related parties

		December 31, 2017	December 31, 2018
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Name/Categories
Payables to related parties	Xintec	$817.9	$649.8
	SSMC	407.0	362.6
	VIS	410.0	357.1
	Other Associates	21.5	7.0

		$1,656.4	$1,376.5

f.	Others

		Years Ended December 31
		2016	2017	2018
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)
Item	Related Party Categories
Manufacturing expenses	Associates	$1,389.2	$2,196.1	$2,974.6

Research and development expenses	Associates	$161.7	$69.8	$83.1

General and administrative expenses	Other related parties	$60.0	$101.5	$120.8

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain or loss derived from sales of property, plant and equipment to related parties (transactions with associates), and then recognized such gain or loss over the depreciable lives of the disposed assets.

g.	Compensation of key management personnel

The compensation to directors and other key management personnel for the years ended December 31, 2016, 2017 and 2018 were as follows:

	Years Ended December 31
	2016	2017	2018
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Short-term employee benefits	$2,024.0	$2,170.3	$2,004.9
Post-employment benefits	4.0	3.7	3.4

	$2,028.0	$2,174.0	$2,008.3

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

38.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of December 31, 2017 and 2018, the aforementioned other financial assets amounted to NT$165.6 million and NT$124.2 million, respectively.

39.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company’s major significant operating leases are arrangements on several parcels of land, machinery and equipment and office premises.

The Company expensed the lease payments as follows:

	Years Ended December 31
	2016	2017	2018
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Minimum lease payments	$1,135.7	$2,178.1	$4,243.1

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	December 31, 2017	December 31, 2018
	NT$ (In Millions)	NT$ (In Millions)
Not later than 1 year	$3,116.2	$5,824.1
Later than 1 year and not later than 5 years	5,174.7	5,834.9
Later than 5 years	8,905.9	9,190.6

	$17,196.8	$20,849.6

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of December 31, 2018, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2018.

c.

In May 2017, Uri Cohen filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America and other companies infringe four U.S. patents. Cohen’s case was transferred to and consolidated with the responsive declaratory judgment case for non-infringement of Cohen’s asserted patents filed by TSMC and TSMC North America in the U.S. District Court for the Northern District of California. In July 2018, all pending litigations between the parties in the U.S. District Court for the Northern District of California were dismissed.

d.

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

e.

In February 2019, Innovative Foundry Technologies LLC (“IFT”) filed a complaint in the U.S. District Court for the District of Delaware alleging that TSMC and TSMC Technology Inc. infringe five U.S. patents. IFT also filed a complaint in the U.S. International Trade Commission (the “ITC”) alleging that TSMC, TSMC North America, TSMC Technology Inc., and other companies infringe the same patents. The ITC instituted an investigation on March 21. The outcome cannot be determined and we cannot make a reliable estimate of the contingent liability at this time.

f.	TSMC entered into long-term purchase agreements of material with multiple suppliers. The relative minimum purchase quantity and price are specified in the agreements.

g.	TSMC entered into a long-term purchase agreement of equipment. The relative purchase quantity and price are specified in the agreement.

h.	TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative purchase period, quantity and price are specified in the agreements.

i.	Amounts available under unused letters of credit as of December 31, 2017 and 2018 were NT$94.9 million and NT$70.7 million, respectively.

41.	SIGNIFICANT LOSSES FROM DISASTERS

On February 6, 2016, an earthquake struck Taiwan. The resulting damage was mostly to inventories and equipment. The Company recognized earthquake losses of NT$2,492.1 million, net of insurance claim, for the year ended December 31, 2016. Such losses were primarily included in cost of revenue.

The Company experienced a computer virus outbreak on August 3, 2018, which affected a number of computer systems and fab tools, and consequently impacted wafer production in Taiwan. All the impacted tools have been recovered by August 6, 2018. The Company recognized a loss of NT$2,596.0 million related to this incident for the three months ended September 30, 2018, which was included in cost of revenue.

42.	SIGNIFICANT SUBSEQUENT EVENTS

On January 19, 2019, the Company discovered a wafer contamination issue in a fab in Taiwan caused by a batch of unqualified photoresist materials. After investigation, the Company immediately stopped using the unqualified materials. An estimated loss of NT$3,400.0 million related to this event was recognized in cost of revenue for the three months ended March 31, 2019.

43.	OPERATING SEGMENTS INFORMATION

a.	Operating segments, segment revenue and operating results

The Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The Company uses the income from operations as the measurement for the basis of performance assessment. The basis for such measurement is the same as that for the preparation of financial statements. Please refer to the consolidated statements of profit or loss and other comprehensive income for the related segment revenue and operating results.

b.	Geographic, product and major customers information were as follows:

1)	Geographic information

	Net Revenue from External Customers		Noncurrent Assets
	Years Ended December 31		December 31,
	2016	2017	2017	2018
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Taiwan	$125,106.7	$88,046.1	$1,027,963.2	$1,039,471.3
United States	626,434.8	635,851.7	7,515.9	7,569.8
China	82,634.1	110,201.4	44,204.9	43,574.5
Europe, the Middle East and Africa	58,112.4	69,046.8	8.1	8.3
Japan	44,373.0	60,628.0	8.5	13.1
Others	11,277.3	13,673.2	—	—

	$947,938.3	$977,447.2	$1,079,700.6	$1,090,637.0

The Company categorized the net revenue mainly based on the countries where the customers are headquartered. For geographic information in 2018, please refer to Note 26. Noncurrent assets include property, plant and equipment, intangible assets and other noncurrent assets.

2)	Product information

	Years Ended December 31
Product	2016	2017
	NT$ (In Millions)	NT$ (In Millions)
Wafer	$861,519.9	$875,461.4
Others	86,418.4	101,985.8

	$947,938.3	$977,447.2

For product information in 2018, please refer to Note 26.

3)	Major customers representing at least 10% of net revenue

	Years Ended December 31
	2016		2017		2018
	Amount	%	Amount	%	Amount	%
	NT$ (In Millions)		NT$ (In Millions)		NT$ (In Millions)
Customer A	$161,261.4	17	$220,463.1	23	$224,690.7	22
Customer B	106,541.9	11	63,805.9	7	59,149.0	6

Commencing in 2018, the Company began to break down the net revenue by geography, by product and by customer based on a new method which associates most estimated sales returns and allowances with individual sales transactions, as opposed to the previous method which allocated sales returns and allowances based on the aforementioned gross revenue. The Company believes the new method provides a more relevant breakdown than the previous one. On a comparable basis, the classifications of 2016 and 2017 have been revised accordingly.