Form 20-F
period 2019-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2020-04-15
CIK 1046179

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Wendell Huang, Vice President & Chief Financial Officer & Spokesperson

Telephone: 886-3-5055901 / Email: invest@tsmc.com

No. 8, Li-Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, par value NT$10.00 each*	TSM	The New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, 25,930,380,458 Common Shares, par value NT$10 each were outstanding.

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

*	Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American Depositary Shares (“ADS”) representing such Common Shares

Taiwan Semiconductor Manufacturing Company Limited

EX-1.1 ARTICLES OF INCORPORATION
EX-2a.1 DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
EX-3.2 RULES AND PROCEDURES OF BOARD OF DIRECTORS MEETINGS
EX-4.3 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION
EX-4.7 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION
EX-4.27 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION
EX-4.38 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION

i

EX-4.39 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION
EX-4.40 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION
EX-8.1 SUBSIDIARIES OF TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
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
EX-101.CAL XBRL TAXONOMY EXTENSION CALCULATION LINKBASE DOCUMENT
EX-101.DEF XBRL TAXONOMY EXTENSION DEFINITION LINKBASE DOCUMENT
EX-101.LAB XBRL TAXONOMY EXTENSION LABEL LINKBASE DOCUMENT
EX-101.PRE XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE DOCUMENT

“TSMC”, “tsmc”, “Open Innovation Platform”, “CyberShuttle”, “CoWoS”, and “TSMC-SoIC®” are some of our registered trademarks used by us in various jurisdictions, including the United States of America. All rights reserved.

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

•

outlook of the major and emerging end markets for our products, such as smartphones, high performance computing, Internet of things (“IoT”), automotive electronics and digital consumer electronics (“DCE”);

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

Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the commercial production using 5-nanometer and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry, business expansion plans or new investments as well as business acquisitions and financing plans. Please see “Item 3. Key Information – Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

As used in this annual report, all references to “we”, “us”, the “Company” and “TSMC” are to Taiwan Semiconductor Manufacturing Company Limited and its consolidated subsidiaries.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial and Operating Data

The selected consolidated statements of profit or loss and other comprehensive income data and other consolidated financial data for the years ended December 31, 2017, 2018 and 2019, and the selected consolidated statements of financial position data as of December 31, 2018 and 2019, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) issued by the International Accounting Standards Board (IASB) (collectively, “IFRSs”). The selected consolidated statements of profit or loss and other comprehensive income data and other consolidated financial data for the years ended December 31, 2015 and 2016 and the selected consolidated statements of financial position data as of December 31, 2015, 2016 and 2017 set forth below are derived from our audited consolidated financial statements not included herein.

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

	Year ended and as of December 31,
	2015	2016	2017	2018	2019
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for earnings per share and per ADS)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Net revenue	843,497	947,938	977,447	1,031,474	1,069,985	35,774
Cost of revenue	(433,117)	(473,077)	(482,616)	(533,488)	(577,286)	(19,301)
Gross profit before realized (unrealized) gross profit on sales to associates	410,380	474,861	494,831	497,986	492,699	16,473
Realized (unrealized) gross profit on sales to associates	15	(29)	(5)	(112)	3	—
Gross profit	410,395	474,832	494,826	497,874	492,702	16,473
Operating expenses	(88,467)	(96,904)	(107,902)	(112,149)	(119,505)	(3,995)
Other operating income and expenses, net	(1,880)	30	(1,365)	(2,101)	(496)	(17)
Income from operations	320,048	377,958	385,559	383,624	372,701	12,461
Non-operating income and expenses, net	30,430	7,964	10,603	13,919	17,161	574
Income before income tax	350,478	385,922	396,162	397,543	389,862	13,035
Income tax expense	(47,645)	(54,125)	(51,123)	(34,437)	(35,835)	(1,199)
Net income	302,833	331,797	345,039	363,106	354,027	11,836
Other comprehensive income (loss) for the year, net of income tax	(14,714)	(11,067)	(28,822)	9,837	(11,824)	(395)
Total comprehensive income for the year	288,119	320,730	316,217	372,943	342,203	11,441
Net income attributable to shareholders of the parent	302,851	331,714	344,998	363,053	353,948	11,834
Net income (loss) attributable to non-controlling interests	(18)	83	41	53	79	2
Total comprehensive income attributable to shareholders of the parent	288,145	320,653	316,182	372,887	342,125	11,438
Total comprehensive income (loss) attributable to non-controlling interests	(26)	77	35	56	78	3
Basic/Diluted earnings per share	11.68	12.79	13.30	14.00	13.65	0.46
Basic/Diluted earnings per ADS equivalent	58.40	63.96	66.52	70.01	68.25	2.28
Basic/Diluted weighted average shares outstanding	25,930	25,930	25,930	25,930	25,930	25,930

	Year ended and as of December 31,
	2015	2016	2017	2018	2019
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for cash dividend per common share)
Consolidated Statements of Financial Position Data:
Current assets	746,744	817,729	857,203	951,680	822,614	27,503
Property, plant and equipment	853,470	997,778	1,062,543	1,072,050	1,352,377	45,215
Right-of-use assets(1)	—	—	—	—	17,233	576
Intangible assets	14,066	14,615	14,175	17,002	20,653	691
Deferred income tax assets	6,385	8,271	12,106	16,806	17,928	599
Total assets	1,657,397	1,886,297	1,991,732	2,090,031	2,264,725	75,718
Current liabilities	239,772	348,286	386,890	356,837	598,364	20,005
Guarantee deposits	21,565	14,670	7,587	3,353	177	6
Long-term bonds payable	191,965	153,094	91,800	56,900	25,100	839
Total liabilities	462,427	526,451	497,285	428,926	650,338	21,743
Capital stock	259,304	259,304	259,304	259,304	259,304	8,669
Equity attributable to shareholders of the parent	1,194,008	1,359,051	1,493,747	1,660,429	1,613,706	53,952
Non-controlling interests	962	795	700	676	681	23
Cash dividend paid per common share(2)	4.5	6.0	7.0	8.0	10.0	0.3

	Year ended and as of December 31,
	2015	2016	2017	2018	2019
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages and operating data)
Other Consolidated Financial Data:
Gross margin	48.7%	50.1%	50.6%	48.3%	46.0%	46.0%
Operating margin	37.9%	39.9%	39.4%	37.2%	34.8%	34.8%
Net margin	35.9%	35.0%	35.3%	35.2%	33.1%	33.1%
Capital expenditures	257,517	328,045	330,588	315,582	460,422	15,394
Depreciation and amortization	222,506	223,828	260,143	292,546	286,884	9,592
Cash generated by operating activities	529,879	539,835	585,318	573,954	615,139	20,566
Cash used in investing activities	(217,246)	(395,440)	(336,165)	(314,269)	(458,802)	(15,339)
Cash used in financing activities	(116,734)	(157,800)	(215,697)	(245,124)	(269,639)	(9,015)
Effect of exchange rate changes and others	8,341	(8,030)	(21,318)	9,862	(9,114)	(305)
Net increase (decrease) in cash	204,240	(21,435)	12,138	24,423	(122,416)	(4,093)
Operating Data:
Wafer (12-inch equivalent) shipment(3)	8,763	9,606	10,449	10,752	10,068	10,068
Billing utilization rate(4)	93%	92%	91%	87%	81%	81%

(1)

Starting from 2019, we applied the guidance of IFRS 16 “Leases” (“IFRS 16”) and recognized right-of-use assets for all leases except for low-value asset leases and short-term leases. See note 4 to our consolidated financial statements included herein for further information regarding the initial application of IFRS 16.

(2)

Prior to 2019, “Cash dividend paid per common share” was approved at our annual shareholders’ meeting. In response to amendments to the Company Act in Taiwan, our shareholders approved amendments to our Articles of Incorporation at the annual shareholders’ meeting held on June 5, 2019, authorizing our Board of Directors to distribute cash dividends on a quarterly basis. “Cash dividend paid per common share” in 2019 included cash dividend of NT$8.0 for 2018 and cash dividend of NT$2.0 for the first quarter of 2019. Please see “Item 8. Financial Information – Dividends and Dividend Policy” for a further discussion. The numbers are rounded to one decimal point.

(3)	In thousands.
(4)

“Billing utilization rate” is equal to annual wafer shipment divided by annual capacity. Annual capacity includes wafers committed by Vanguard International Semiconductor Corporation (“VIS”) and Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). Please see “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions”.

Exchange Rates

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$”, “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. The translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made by the exchange rate as set forth in the statistical release of the Federal Reserve Board. Unless otherwise noted, all translations for the year 2019 were made at the exchange rate as of December 31, 2019, which was NT$29.91 to US$1.00.

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

In recent times, several major systemic political, economic and financial crises negatively affected global business, banking and financial sectors, including the semiconductor industry and markets. Most recently, since 2018, there have been political and trade tensions among a number of the world’s major economies. These tensions have resulted in the implementation of tariff and non-tariff trade barriers, including the use of export control restrictions against certain countries and individual companies. These trade barriers have been particularly impactful to the semiconductor industry and related markets. Prolonged or increased use of trade barriers may result in a decrease in the growth of global economy and semiconductor industry, and could cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our products and services. Also, any increase in the use of export control restrictions to target certain countries and companies, any expansion of the extraterritorial jurisdiction of export control laws, or complete or partial ban on semiconductor products sales to certain companies could impact not only our ability to continue supplying products to those customers, but also our customers’ demand for our products, and could even lead to changes in semiconductor supply chains.

Any future systemic political, economic or financial crisis or market volatility, including but not limited to, interest rate fluctuation, inflation or deflation and changes in economic, fiscal and monetary policies in major economies, could cause revenue or profits for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial conditions of our customers were to deteriorate, the demand for our products and services may decrease and additional accounting related allowances may be required, which could reduce our operating income and net income. Further, in times of market instability, sufficient external financing may not be available to us on a timely basis, on commercially reasonable terms to us, or at all. If sufficient external financing is not available when we need such financing to meet our capital requirements, we may be forced to curtail our expansion, modify plans or delay the deployment of new or expanded services until we obtain such financing. Thus, further escalation of trade tensions, the use of export control restrictions as a non-tariff trade barrier or any future global systemic crisis could materially and adversely affect our results of operations.

Our global manufacturing, design and sales activities subject us to risks associated with political, economic or other conditions or developments in various jurisdictions, including in particular the R.O.C., as well as in international trade, which could negatively affect our business and financial status and therefore the market value of your investment.

The majority of our principal executive officers and our principal production facilities are located in the R.O.C., and the majority of our net revenue is derived from our operations in the R.O.C. In addition, we have operations worldwide and a significant percentage of our revenue comes from sales to locations outside the R.O.C. Operating in the R.O.C. and overseas exposes us to changes in laws, rules, regulations and the enforcements of such laws, rules and regulations in certain key areas that would have a material impact on our operations, such as intellectual property, antitrust, export control, import restrictions, and trade barriers or disputes, as well as the general political, economic and social conditions, outbreak of war or hostilities, terrorism, security risks, social unrests, protests, strikes, health conditions and possible disruptions in transportation networks, in the various jurisdictions in which we operate, which could result in an adverse effect on our business operations in such jurisdictions and our results of operations as well as the market price and the liquidity of our ADSs and common shares. Any major change in economic, fiscal and/or trade policies in the U.S. from which we derive a substantial portion of our revenue or in another major jurisdiction could severely affect our business, financial condition and results of operations. For example, recent political and trade tensions among major economies have resulted in and could escalate trade barriers, including higher tariffs on certain products and other protectionist measures that could reduce overall consumer demand, increase our manufacturing costs and make our pricing less competitive. If and to the extent certain countries adopt further protectionist measures such as import and export controls, our ability to offer our products and services in some markets or source key materials may be limited, which may have adverse effects directly and indirectly on our sales.

Any U.S. law or government policy that encourages our U.S. customers to relocate their manufacturing capacity or supply chain to the U.S. or require their respective contractors, subcontractors and relevant agents to do so could also impair our ability to sustain our current level of productivity and manufacturing efficiency. An important aspect of our business operation is an ecosystem of interconnected semiconductor fabs, employees and suppliers in the R.O.C. that provides us with significant operational synergies, flexibility and efficiencies. For example, we are able to temporarily reassign thousands of our engineers and other relevant personnel from one manufacturing site to another that are in close proximity to each other, to refine specific designs and adapt manufacturing processes in a timely manner. These advantages permit us to operate our manufacturing fabs efficiently and resolve any technical or commercial difficulties quickly to maintain our competitive edge. If these advantages are impaired or lost as a result of government policy or otherwise, we may not be able to sustain our current ability to supply our customers with goods and services at the current level of cost, quality, quantity and delivery schedule to which our customers have been accustomed.

In addition, the financial markets have viewed certain past developments in relations between the R.O.C. and P.R.C. as occasions to depress general market prices of the securities of Taiwanese companies, including our own. Also, the R.O.C. government has not lifted some trade and investment restrictions imposed on Taiwanese companies on the amount and types of certain investments that can be made in P.R.C. Our plans, investment applications and/or any relevant regulatory approvals to establish or possibly expand operations in P.R.C. may be delayed, interrupted, suspended or cancelled due to unforeseeable social and political factors in R.O.C. or P.R.C.

Decreases in demand and average selling prices for products that contain semiconductors may adversely affect demand for our products and may result in a decrease in our revenue and earnings.

A vast majority of our revenue is derived from customers who use our products in smartphones, high performance computing, IoT, automotive electronics, and digital consumer electronics. Any deterioration in or a slowdown in the growth of such end markets resulting in a substantial decrease in the demand for overall global semiconductor foundry services, including our products and services, could adversely affect our revenue. Further, semiconductor manufacturing facilities require substantial investment to construct and are largely fixed cost assets once they are in operation. Because we own most of our manufacturing capacities, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins. In addition, the historical and current trend of declining average selling prices (or “ASP”) of end use applications places downward pressure on the prices of the components that go into such applications. If the ASP of end use applications continues decreasing, the pricing pressure on components produced by us may lead to a reduction of our revenue, margin and earnings.

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

The semiconductor industry and its technologies are constantly changing. We compete by developing process technologies using increasingly advanced nodes and on manufacturing products with more functions. We also compete by developing new derivative technologies. If we do not anticipate these changes in technologies and rapidly develop new and innovative technologies, or our competitors unforeseeably gain sudden access to additional technologies, we may not be able to provide foundry services on competitive terms. In addition, our customers have significantly decreased the time in which their products or services are launched into the market. If we are unable to meet these shorter product time-to-market, we risk losing these customers. These factors have also been intensified by the shift of the global technology market to consumer driven products such as smartphones, and increasing concentration of customers and competition (all further discussed among these risk factors). Also, the uncertainty and instability inherent in advanced technologies also impose challenges for achieving expected product quality and product yield. If we fail to maintain quality, it may result in loss of revenue and additional cost, as well as loss of business or customer trust. For example, in January 2019, we discovered the yield problems in 12- and 16-nanometer wafers caused by a batch of photoresist, which resulted in delayed delivery of products and had a negative effect on our gross margin and operating margin in the first quarter of 2019. We have strengthened inline wafer inspection and tightened control of incoming material to deal with the increasing complexity of leading-edge technologies. If we are unable to innovate new technologies that meet the demand of our customers or overcome the above factors, we may become less competitive and our revenue may decline significantly.

In light of the rise of new foundry service providers worldwide, if we are unable to compete effectively in the highly competitive foundry segment of the semiconductor industry, we may lose customers and our profit margin and earnings may decrease.

The markets for our foundry services are highly competitive. We compete with other foundry service providers, as well as a number of integrated device manufacturers. Some of these companies may have access to more advanced technologies than us. Other companies may have greater financial and other resources than us, such as the possibility of receiving direct or indirect government subsidy, economic stimulus funds, or other incentives that may be unavailable to us. For example, Chinese companies are expected to be key players for new semiconductor fab development and fab equipment spending in part due to various incentives provided by the Chinese government. Furthermore, our competitors may, from time to time, also decide to undertake aggressive pricing initiatives in one or several technology nodes. These competitive activities may decrease our customer base or our ASP, or both. If we are unable to compete effectively with these new and aggressive competitors on technology, manufacturing capacity, product quality and customer satisfaction, we risk losing customers to these new contenders.

If we are unable to manage our capacity and production facilities effectively, our competitiveness may be weakened.

We perform long-term market demand forecasts for our products and services to manage our overall capacity. Because market conditions are dynamic, our market demand forecasts may change significantly at any time. During periods of decreased demand, certain manufacturing lines or tools in some of our manufacturing facilities may be suspended or shut down temporarily. However, if subsequent demand increases rapidly in a short period of time, we may not be able to restore the capacity in a timely manner to take advantage of the upturn.

According to the market demand forecasts, we have recently been adding capacity to meet market needs for our products and services. Expansion of our capacity will increase our costs. For example, we will need to purchase additional equipment, hire additional personnel and train personnel to operate the new equipment. If we do not increase our net revenue accordingly, our financial performance may be adversely affected by these increased costs. See “Item 4. Information on The Company – Capacity Management and Technology Upgrade Plans” for a further discussion.

Having one or more large customers that account for a significant percentage of our revenue may render us vulnerable to the loss of or significant curtailment of purchases by such customers that could in turn adversely affect our results of operations. Similarly, the increasing consolidation of our customers may further increase our revenue concentration.

Over the years, our customer profile and the nature of our customers’ business have changed dramatically. While we generate revenue from hundreds of customers worldwide, our ten largest customers in 2017, 2018, and 2019 accounted for approximately 66%, 68%, and 71% of our net revenue in the respective year. Our largest customer in 2017, 2018, and 2019 accounted for 23%, 22%, and 23% of our net revenue in the respective year. Our second largest customer for each particular year accounted for less than 10% of our net revenue in 2017 as well as 2018, and 14% of our net revenue in 2019. A more concentrated customer base will subject our revenue to seasonal demand fluctuations from our large customers, and cause different seasonal patterns of our business. This customer concentration results in part from the changing dynamics of the electronics industry with the structural shift to mobile devices and applications and software that provide the content for such devices. There are only a limited number of customers who are successfully exploiting this new business model paradigm. Also, in order to respond to the new business model paradigm, we have seen the changes of nature in our customers’ business models. For example, there is a growing trend toward the system companies developing their own designs and working directly with semiconductor foundries which makes their products and services more marketable in a changing consumer market. Also, since the global semiconductor industry is becoming increasingly competitive, some of our customers have engaged in industry consolidations in order to remain competitive. Such consolidations have taken the form of mergers and acquisitions. If more of our major customers consolidate, this will further decrease the overall number of our customer pool. In addition, regulatory restrictions such as export control directed at our major customers could impact our ability to supply products to those customers, reduce those customers’ demand for our products and services and impact their business operations. The loss of, or significant curtailment of purchases by, one or more of our top customers, including curtailments due to increased competitive pressures, industry consolidation, changes in applicable regulatory restrictions, product designs, manufacturing sourcing policies or practices of these customers, or the timing of customer or distributor inventory adjustments, or changes in our major customers’ business models may adversely affect our results of operations and financial condition.

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

We experienced and may be subject to attack onward by malicious software contained in the equipment we purchase and install. The cyber security risk management and solution enhancement actions have been taken continuously, such as building up an automated virus-scan system to prevent fab from installing virus infected tools, strengthening of firewall and network control to prevent computer viruses from spreading among tools and fabs, installation of proper anti-virus solutions for different computers, development and deployment of security monitor application to monitor and alert computer security issues, enhancement of computer vulnerability scan and patch updating, improving phishing email detection, employee awareness testing, external security risk assessments, and the establishment of an integrated and automatic security operation platform. While these ongoing enhancements further improved the cyber security defense solutions, there can be no assurance that we are immune to malicious software attacks.

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

We rely on the continued services and contributions of our management team, skilled technical and professional personnel. Our business could suffer from the inability to fulfill personnel needs with high quality professionals in a timely fashion caused by the loss of personnel or related changes in market demand for our products and services. Since there is fierce competition for talent recruitment, we cannot ensure timely fulfillment of our personnel demand.

We may be unable to obtain in a timely manner and at a reasonable cost equipment that are necessary for us to remain competitive.

Our operations and ongoing expansion plans depend on our ability to obtain an appropriate amount of equipment and related services from a limited number of suppliers in a market that is characterized from time to time by limited supply and long delivery cycles. During such times, supplier-specific or industry-wide lead times for delivery can be as long as six months or more. To better manage our supply chain, we have implemented various business models and risk management contingencies with suppliers to shorten the procurement lead time. Further, the growing complexities especially in advanced lithographic technologies may delay the timely availability of the equipment and parts needed to exploit time sensitive business opportunities and also increase the market price for such equipment and parts. If we are unable to obtain equipment in a timely manner to fulfill our customers’ demand on technology and production capacity, or at a reasonable cost, our financial condition and results of operations could be negatively impacted.

Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at commercially reasonable prices.

Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals, and photoresist, on a timely basis and at commercially reasonable prices. In the past, shortages in the supply of some materials, whether by specific vendors or by the semiconductor industry generally, have resulted in occasional industry-wide price adjustments and delivery delays. Moreover, major natural disasters, trade barriers and political or economic turmoil occurring within the country of origin of such raw materials may also significantly disrupt the availability of such raw materials or increase their prices. Also, since we procure some of our raw materials from sole-sourced suppliers, there is a risk that our need for such raw materials may not be met or that back-up supplies may not be readily available. In addition, recent trade tensions could result in increased prices or even unavailability of raw materials due to tariffs, export control or other non-tariff barriers. Our revenue and earnings could decline if we are unable to obtain adequate supplies of the necessary raw materials in a timely manner or if there are significant increases in the costs of raw materials.

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

We have received, from time to time, communications from third parties asserting that our technologies, our manufacturing processes, or the design IPs of the semiconductors made by us or the use of those semiconductors by our customers may infringe their patents or other intellectual property rights. These assertions have at times resulted in litigation. Because of the nature of the industry and our market position, we may continue to receive such communications in the future. We continue to face a number of assertions made and lawsuits initiated by litigious, well-funded, non-practicing entities who are aggressive in their monetary demand and in seeking court-issued injunctions. We also encounter, from time-to-time, assertions and litigations initiated by semiconductor companies seeking to disrupt our business such as the patent infringement lawsuits in August 2019 filed by GlobalFoundries (“GF”) attempting to restrict our and our customers’ activities in the United States and Germany. We responded with counter-lawsuits against GF for patent infringement in September 2019 targeting its manufacturing activities in the U.S., Germany, and Singapore. Shortly after, we reached an agreement with GF in October 2019 to dismiss all litigation between the parties, as well as those that involve any of our customers. Such lawsuits and assertions may increase our cost of doing business and may potentially be extremely disruptive if these asserting entities succeed in blocking the trade of products made and services offered by us. See “Item 8. Financial Information – Legal Proceedings” for a further discussion. Also, as we expanded our manufacturing operations into certain non-R.O.C jurisdictions, we have faced increasing challenges to manage risks of intellectual property misappropriation. Despite our efforts to adopt robust measures to mitigate the risk of intellectual property misappropriation in such new jurisdictions, we cannot guarantee that the protection measures we adopted will be sufficient to prevent us from potential infringements by others, or at all.

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

Our operational results could also be materially and adversely affected by disruptive events, such as earthquakes and contagious diseases, in the locations in which we, our customers or our suppliers operate or by industrial accidents, fires or explosions.

The frequency and severity of disruptive events, including damaging earthquakes, natural disasters and severe weather has been increasing, in part due to climate change or systemic regional geological changes. We have manufacturing and other operations in locations subject to natural disasters, such as flooding, earthquakes, tsunamis, typhoons, and droughts that may cause interruptions or shortages in the supply of utilities, such as water and electricity, which in turn could disrupt operations. In addition, our suppliers and customers also have operations in such locations. For example, most of our production facilities, as well as those of many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan and Japan, areas susceptible to earthquakes, tsunamis, flooding, typhoons, and droughts from time to time that may cause shortages in electricity or water, or interruptions to our operations.

Thus, if one or more natural disasters that result in a prolonged disruption to our operations or those of our customers or suppliers, or if any of our fabs or vendor facilities were to be damaged or cease operations as a result of an explosion or fire, it could reduce our manufacturing capacity and cause the loss of important customers, and thereby have an adverse and material impact on our operational and financial performance.

The recent COVID-19 pandemic may materially adversely affect our business and results of operations in several ways, including but not limited to: (i) interruption of the operations of global semiconductor supply chains and those of our suppliers, including those in Asia, Europe and North America; (ii) downward pressure on our global customer demand; and (iii) potential production delays for our products due to forced factory or office closures or partial operation. On March 18, 2020, we announced that one of our employees had received a confirmed diagnosis of COVID-19, and has since recovered and been discharged from the hospital but remains under quarantine as of the date of this annual report. The Company has instituted various measures, including disinfection routines, self-quarantine, mandatory hygienic practices and segregated work teams. However, given the uncertainty surrounding the COVID-19 pandemic, we cannot predict that such measures will limit the spread of the virus in our workplace or whether our operations would be materially disrupted by the pandemic. As of the date of this annual report, our current business and results of operations have not been materially affected by the pandemic. However, depending on unfolding developments of the pandemic, we could face various risks, including those identified here and others. As the pandemic is still ongoing and may worsen, there is significant uncertainty surrounding its developments and impacts, including whether the current epidemic or continued spread of COVID-19 will cause an economic slowdown or a global recession, and we cannot predict at this time the impact it will have on our business or results of operations.

The recent COVID-19 pandemic has caused us to modify our business practices, including but not limited to health management of employees, customers and suppliers, management of production inventory, and supply chain risk management. We have formed an “Epidemic Prevention Committee” to identify, implement and monitor such actions as required by the dynamic exigencies arising from the pandemic. There is no certainty that such measures and others will be sufficient to mitigate the risks posed by COVID-19, and our ability to perform critical functions could be materially adversely affected.

Our operation may be interrupted, and our expansion may be limited, by power or utility shortage.

We have occasionally suffered power outages or surges in Taiwan caused by difficulties encountered by our electricity supplier, the Taiwan Power Company, or other power consumers on the same power grid. Some of these have resulted in interruptions to our operations. Such shortages or interruptions in electricity supply could further be exacerbated by changes in the energy policy of the government which intends to make Taiwan a nuclear-free country by 2025. If we are unable to secure reliable and uninterrupted supply of electricity to power our manufacturing fabs within Taiwan, our ability to fill customers’ orders would be severely jeopardized.

Future expansions of our operations in the R.O.C. could be limited by shortages in water and electricity, and the limited availability of commercial-use land.

Adverse fluctuations in exchange rates could decrease our operating margin and/or revenue.

The majority of our sales are denominated in U.S. dollar and over one-half of our capital expenditures are denominated in currencies other than NT dollar, primarily in U.S. dollar, Japanese yen and Euro. As a result, any significant fluctuations to our disadvantage in exchange rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on our revenue and operating profit as expressed in NT dollar. For example, every 1% depreciation of the U.S. dollar against the NT dollar would result in approximately 0.4 percentage point decrease in our operating margin based on our 2019 results.

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

Because we engage in manufacturing activities in multiple jurisdictions and conduct business with our customers located worldwide, such activities are subject to a myriad of governmental regulations. For example, the manufacturing, assembling and testing of our products require the use of metals, chemicals, and materials that are subject to environmental, climate-related, health and safety, and humanitarian conflict-free sourcing laws, regulations and guidelines issued worldwide. Our failure to comply with any such laws or regulations, as amended from time to time, and our failure to comply with any information and document sharing requests from the relevant authorities in a timely manner could result in:

•	significant penalties and legal liabilities, such as the denial of import or export permits or third party private lawsuits, criminal or administrative proceedings;

•	the temporary or permanent suspension of production of the affected products;

•	unfavorable alterations in our manufacturing, fabrication and assembly and test processes;

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

Under IFRSs, we are required to evaluate our tangible assets, right-of-use assets and intangible assets for impairment whenever triggering events or changes in circumstances indicate that the asset may be impaired. If certain criteria are met, we are required to record an impairment charge. We are not able to estimate the extent or timing of any impairment charge for future years. Any impairment charge required may have a material adverse effect on our net income.

The determination of an impairment charge at any given time is based significantly on the projected results of operations over several years subsequent to that time. Consequently, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. See “Item 5. Operating and Financial Reviews and Prospects – Critical Accounting Policies, Judgments and Key Sources of Estimation and Uncertainty” for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.

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

One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund of Taiwan, R.O.C. which owned 6.38% of TSMC’s outstanding shares as of February 29, 2020, had from time to time in the past sold our shares in the form of ADSs in several transactions.

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

Our Principal Office

Our principal executive office is located at No. 8, Li-Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. Our telephone number at that office is (886-3) 563-6688. Our website is www.tsmc.com. Information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

Business Overview of the Company

As a foundry, we manufacture semiconductors using our manufacturing processes for our customers based on proprietary integrated circuit designs provided by them. We offer a comprehensive range of wafer fabrication processes, including processes to manufacture complementary metal oxide silicon (“CMOS”) logic, mixed-signal, radio frequency (“RF”), embedded memory, bipolar complementary metal oxide silicon (“BiCMOS”, which uses CMOS transistors in conjunction with bipolar junction transistor) mixed-signal and other semiconductors. We estimate that our revenue market segment share among total foundries worldwide was 52% in 2019. We also offer design, mask making, bumping, advanced packaging, and testing services.

We believe that our large capacity, particularly for advanced technologies, is a major competitive advantage. Please see “– Semiconductor Manufacturing Capacity and Technology” and “– Capacity Management and Technology Upgrade Plans” for a further discussion of our capacity.

We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor companies, system companies to integrated device manufacturers, including, but not limited to, Advanced Micro Devices, Inc., Broadcom Limited, Hisilicon Technologies Co., Ltd., Intel Corporation, MediaTek Inc., NVIDIA Corporation, NXP Semiconductors N.V., Qualcomm Inc., Sony Corporation and Xilinx Inc.

Our Semiconductor Facilities

We currently operate one 150mm wafer fab, six 200mm wafer fabs, five 300mm wafer fabs, and four advanced backend fabs. Our corporate headquarters and seven of our fabs are located in the Hsinchu Science Park, two fabs are located in the Central Taiwan Science Park, four fabs are located in the Southern Taiwan Science Park, one fab is located in the United States, one fab is located in Shanghai, and one fab is located in Nanjing. Our corporate headquarters and our seven fabs in Hsinchu occupy parcels of land of a total of approximately 814,532 square meters. We have leased these parcels from the Hsinchu Science Park Administration in Hsinchu under agreements that will be up for renewal between December 2020 and December 2039. We have leased from the Central Taiwan Science Park Administration a parcel of land of approximately 564,619 square meters for our Taichung fabs under agreements that will be up for renewal between September 2029 and December 2034. We have leased from the Southern Taiwan Science Park Administration approximately 1,483,119 square meters of land for our fabs in the Southern Taiwan Science Park under agreements that will be up for renewal between December 2024 and October 2039. We also own approximately 143,215 square meters of land located in Miaoli, Taiwan. WaferTech, LLC (“WaferTech”) owns a parcel of land of approximately 1,052,186 square meters in the State of Washington in the United States, where the WaferTech fab and related offices are located. TSMC China owns the land use rights of 369,087 square meters of land in Shanghai, where Fab 10 and related offices are located. TSMC Nanjing owns the land use rights of 453,401 square meters of land in Nanjing, where Fab 16 and related offices are located. Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs.

Semiconductor Manufacturing Capacity and Technology

We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net revenue of advanced semiconductors with a resolution of 16-nanometer and below, and are one of the leaders in the semiconductor manufacturing industry generally. In 2019, we successfully commenced volume production of 7-nanometer Plus technology, which is an enhanced version of 7-nanometer, entered risk production of 5-nanometer technology, which is on track for volume production in 2020, and continued full development of 3-nanometer technology.

The following table lists our wafer fabs and those of our subsidiaries in operation as of February 29, 2020, together with the year of commencement of commercial production, wafer size and the most advanced technology for volume production:

Fab(1)	Year of commencement of commercial production	Wafer size	The most advanced technology for volume production(2)
2	1990	6-inch	450
3	1995	8-inch	150
5	1997	8-inch	150
6	2000	8-inch	110
8	1998	8-inch	110
10	2004	8-inch	150
11	1998	8-inch	150
12	2001	12-inch	7

Fab(1)	Year of commencement of commercial production	Wafer size	The most advanced technology for volume production(2)
14	2004	12-inch	16
15	2012	12-inch	7
16	2018	12-inch	16

(1)

Fabs 2, 3, 5, 8 and Fab 12 are located in Hsinchu Science Park. Fab 6 and Fab 14 are located in the Southern Taiwan Science Park. Fab 15 is located in Central Taiwan Science Park. Fab 11 is located in the Washington State, United States. Fab 10 is located in Shanghai, China and Fab 16 is located in Nanjing, China.

(2)	In nanometers, as of 2019 year-end.

In 2019, our annual capacity (in 12-inch equivalent wafers) was approximately 12.3 million wafers, compared to approximately 12.0 million wafers in 2018. This increase was primarily from the expansion of our 7-nanometer advanced technology.

Capacity Management and Technology Upgrade Plans

We manage our overall capacity and technology upgrade plans based on long term market demand forecasts for our products and services. According to our current market demand forecasts, we intend to maintain the strategy of expanding manufacturing capacity and upgrading manufacturing technologies to meet both the fabrication and the technology needs of our customers.

Our capital expenditures in 2017, 2018, and 2019 were NT$330,588 million, NT$315,582 million, and NT$460,422 million (US$14,903 million, translated from a weighted average exchange rate of NT$30.90 to US$1.00), respectively. Our capital expenditures in 2020 are expected to be between US$15 billion to US$16 billion, which, depending on market conditions, may be adjusted later. Our capital expenditures for 2017, 2018, and 2019 were funded by operating cash flow. Our capital expenditures for 2020 are expected to be funded primarily by our operating cash flow and partially by the issuance of corporate bonds. In 2020, we anticipate our capital expenditures to focus primarily on the following:

•	installing and expanding capacity, mainly for 5-nanometer and 3-nanometer nodes;

•	expanding capacity for advanced packaging and mask operations;

•	expanding buildings/facilities for Fab 18 in Southern Taiwan Science Park; and

•	investing in research and development projects for new process technologies.

These investment plans are preliminary and may change according to market conditions.

Markets and Customers

We categorize our net revenue mainly based on the countries where our customers are headquartered, which may be different from the countries to which we actually sell or ship our products or different from where products are actually ordered. Under this approach, the following table presents a geographic breakdown of our net revenue during the last three years:

	Year ended December 31,
	2017		2018		2019
Geography	Net Revenue(3)	Percentage	Net Revenue(3)	Percentage	Net Revenue(3)	Percentage
	(NT$ in millions, except percentages)
North America	638,895	66%	637,051	62%	640,335	60%
China	110,201	11%	175,794	17%	208,101	20%
Asia Pacific(1)	98,676	10%	89,434	9%	96,512	9%
EMEA(2)	69,047	7%	71,069	7%	67,568	6%
Japan	60,628	6%	58,126	5%	57,469	5%

Total	977,447	100%	1,031,474	100%	1,069,985	100%

(1)	China and Japan are excluded from Asia Pacific.
(2)	EMEA stands for Europe, Middle East, and Africa.
(3)

Commencing in 2018, we broke down our net revenue by geography based on a new method which associates most estimated sales returns and allowances with individual sales transactions, as opposed to the previous method which allocated sales returns and allowances based on gross revenue. We believe the new method provides a more relevant breakdown than the previous one. On a comparable basis, the classification of 2017 has been revised accordingly.

In 2019, our net revenue increased by NT$38,511 million from 2018, which was mainly due to an increase in orders from China of NT$32,307 million, or an 18% year-over-year increase, and from Asia Pacific of NT$7,078 million, or an 8% year-over-year increase. In 2018, our net revenue increased by NT$54,027 million from 2017, which was mainly due to an increase in orders from China of NT$65,593 million, or a 60% year-over-year increase, and from EMEA of NT$2,022 million, or a 3% year-over-year increase. The increase was partially offset by a decrease in orders from Asia Pacific of NT$9,242 million, or a 9% year-over-year decrease, and from Japan of NT$2,502 million, or a 4% year-over-year decrease.

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

Some of our customers have entered into arrangements with us to ensure that they have access to specified capacity. These arrangements are mostly in the form of deposit agreements, and advanced cash deposits are made by customers for specified capacity at our fabs. Deposits are generally refunded when the terms and conditions set forth in the deposit agreements are satisfied and shipments have been made. As of December 31, 2019, we held approximately US$50 million of deposit from customers to reserve future capacity. See note 22 to our consolidated financial statements for further information.

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

Types of Semiconductors We Manufacture. We manufacture different types of semiconductors with different specific functions by changing the number and the combinations of conducting, insulating and semiconducting layers and by defining different patterns in which such layers are applied on the wafer. At any given point in time, there are thousands of different products in various stages of fabrication at our fabs. We believe that the keys to maintaining high production quality and utilization rates are our effective management and control of the manufacturing process technologies which comes from our extensive experience as the longest existing dedicated foundry and our dedication to quality control and process improvements. Our semiconductors are used for a variety of different platforms. The principle platforms include:

Smartphone Platform: We offer leading process technologies such as 5-nanometer Fin Field-Effect Transistor (“FinFET”), 6-nanometer FinFET, 7-nanometer FinFET Plus, and 7-nanometer FinFET logic process technologies, as well as comprehensive intellectual properties for premium product applications to further enhance chip performance, reduce power consumption, and decrease chip size. For mainstream product applications, we offer leading process technologies such as 12-nanometer FinFET compact technology (“12FFC”), 16-nanometer FinFET compact technology (“16FFC”), 28-nanometer high performance compact (“HPC”), 28-nanometer high performance mobile compact plus (“28HPC+”), and 22-nanometer ultra-low power (“22ULP”) logic process technologies, in addition to comprehensive intellectual properties, to satisfy customer needs for high-performance and low-power chips. Furthermore, for premium, high-end, mid-end, and low-end product applications, we also offer the most competitive, leading-edge specialty technologies, including RF, embedded flash memory, emerging memory technologies, power management, sensors, and display chips as well as advanced packaging technologies such as the leading integrated fan-out (“InFO”) technology.

High Performance Computing Platform: We provide customers with leading process technologies such as 5-nanometer FinFET, 6-nanometer FinFET, 7-nanometer FinFET and 12-nanometer/16-nanometer FinFET, as well as comprehensive intellectual properties, including high-speed interconnect intellectual properties, to meet customers’ high performance computing and communication requirements. We also offer multiple advanced packaging technologies such as chip on wafer on substrate (“CoWoS®”), InFO, and three-dimensional integrated circuits technologies to enable homogeneous and heterogeneous chip integration to meet customers’ performance, power, and system footprint requirements. We will continue to optimize our High Performance Computing Platform offerings to help customers capture market growth driven by data explosion and application innovation.

Internet of Things (“IoT”) Platform: We provide leading, comprehensive, and highly integrated ultra-low power (“ULP”) technology platform to support innovations for IoT and wearable applications. Our industry-leading offerings, including 55-nanometer ULP, 40-nanometer ULP, 28-nanometer ULP, 22-nanometer ULP/ultra-low leakage (“ULL”), have been widely adopted by various IoT and wearable applications. We also extend our low Vdd (low operating voltage) offerings for extreme low-power applications. To support the ever-increasing demand in IoT edge computing and wireless connectivity, we also offer the most competitive and comprehensive leading-edge specialty technologies in RF, enhanced analog devices, embedded flash memory, emerging memory, sensors, and display chips, as well as multiple advanced packaging technologies including leading InFO technology.

Automotive Electronics Platform: We offer leading automotive technology to support the three megatrends – safer, smarter and greener – in the automotive industry. We are also the industry leader in providing a robust automotive IP ecosystem, which covers 16-nanometer FinFET first and extends to 7-nanometer FinFET and 5-nanometer FinFET, for advanced driver-assistance systems (ADAS) and advanced in-vehicle infotainment (“IVI”), the two most computationally demanding systems in the automotive industry. In addition to the advanced logic technology platform, we offer broad and competitive specialty technologies, including 28-nanometer embedded flash memory, 28-nanometer, 22-nanometer, and 16-nanometer millimeter wave RF, high sensitivity CMOS Image/Lidar (light detection and ranging) sensors, and power management IC technologies. Magnetic random access memory (“MRAM”), an emerging technology, is being developed with good progress to meet automotive Grade-1 requirements. All these automotive technologies are applied to our automotive process qualification standards based on AEC-Q100 standards.

Digital Consumer Electronics (“DCE”) Platform: We provide customers with leading and comprehensive technologies to unleash innovation and enable advancement for DCE applications, including digital TV (“DTV”), set-top box (“STB”), digital still camera and associated wireless local area network (“WLAN”), power IC, timing controller (“T-CON”) and so on. Our leading 16FFC/12FFC, 22ULP/22ULL and 28HPC+ technologies have been widely adopted by global leading 8K/4K DTV, 4K streaming STB and digital single-lens reflex (“DSLR”) camera makers and so on. We will continue to drive more cost competitive technologies through die size shrink for customers’ digital intensive chip designs, and to drive lower power consumption technologies for more cost-effective packaging.

The following table presents a breakdown of our net revenue by platform during the last three years:

	Year ended December 31,
	2017		2018		2019
Platform	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
Smartphone	504,175	52%	466,452	45%	523,613	49%
High Performance Computing	265,394	27%	341,910	33%	315,822	30%
Internet of Things	51,776	5%	65,092	6%	86,343	8%
Automotive	43,871	5%	51,710	5%	47,914	4%

	Year ended December 31,
	2017		2018		2019
Platform	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
Digital Consumer Electronics	63,097	6%	58,470	6%	53,733	5%
Others	49,134	5%	47,840	5%	42,560	4%

Total	977,447	100%	1,031,474	100%	1,069,985	100%

(1)

Commencing in 2019, we reported our net revenue breakdown by platform, instead of by application. We believe this change better represents our results. On a comparable basis, net revenue breakdowns of 2017 and 2018 by platform were provided accordingly.

The increase in our net revenue from 2018 to 2019 mainly came from the Smartphone Platform of NT$57,161 million, or a 12% year-over-year increase, and from the IoT Platform of NT$21,251 million, or a 33% year-over-year increase. The increase was partially offset by a decrease from the High Performance Computing Platform of NT$26,088 million, or an 8% year-over-year decrease. The increase in our net revenue from 2017 to 2018 mainly came from the High Performance Computing Platform of NT$76,516 million, or a 29% year-over-year increase, and from the IoT Platform of NT$13,316 million, or a 26% year-over-year increase. The increase was partially offset by a decrease from the Smartphone Platform of NT$37,723 million, or a 7% year-over-year decrease.

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

For years, we and our alliance partners have spent considerable effort, time and resources to build our technology platforms. We unveiled an Open Innovation Platform® (“OIP”) initiative in 2008 to further enhance our technologies offerings. More OIP deliverables were introduced over the years, as well as in 2019. In the design methodology area, we announced EDA and IP readiness of 5-nanometer, as well as continuous development of solutions to enhance power, performance and area (“PPA”) on existing production technology nodes, including 6-nanometer, 12-nanometer and 22-nanometer nodes based on 7-nanometer, 16-nanometer and 28-nanometer, respectively. In addition, we also announced the availability of various 3-Dimensional Integrated Circuit reference flows covering a wide range of applications.

Multi-project Wafers Program (“CyberShuttle®”). To help our customers reduce costs, we offer a dedicated multi-project wafer processing service that allows us to provide multiple customers with circuits produced with the same mask. This program reduces mask costs by a very significant amount, resulting in accelerated time-to-market for our customers. We have extended this program to all of our customers and library and intellectual property partners using our broad selection of process technologies, ranging from the latest 5-, 6-, 7-, 12-, 16-, 22-, 28-, 40-, 45-, 55-, 65- and 90-nanometer processes to 0.13-, 0.18-, 0.25-, 0.35- and 0.5-micron. This extension offers a routinely scheduled multi-project wafer run to customers on a shared-cost basis for prototyping and verification.

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

Research and Development

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the introduction of new technologies to meet customers’ demand and in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and to maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$80,733 million, NT$85,895 million and NT$91,419 million (US$3,056 million) in 2017, 2018 and 2019, respectively, on research and development, which represented 8.2%, 8.3% and 8.6% of our net revenue, respectively. We plan to continue to invest significant amounts on research and development in 2020, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have allowed us to provide our customers access to certain advanced process technologies, such as 16-, 10- and 7-nanometer technology for volume production, prior to the implementation of those advanced process technologies by many integrated device manufacturers and our competitors. In addition, we expect to advance our process technologies further down to 5- and 3-nanometer and below in the coming years to maintain our technology leadership. We will also continue to invest in research and development for our mature technologies offerings to provide function-rich process capabilities to our customers. Our research and development efforts are divided into centralized research and development activities and research and development activities undertaken by each of our fabs. Our centralized research and development activities are principally directed toward developing new logic, system-on-chip (“SoC”), derivatives and package/system-in-package (“SIP”) technologies, and cost-effective 3D wafer level system integration solutions, including Integrated Fan-Out (“InFO”), Chip-on-Wafer-on-Substrate (“CoWoS®”), and System on Integrated Chip (“TSMC-SoIC®”) technologies. Fab-related research and development activities mostly focus on upgrading the manufacturing process technologies.

In continuing to advance our process technologies, we intend to rely primarily on our internal engineering capability, know-how and research and development efforts, including collaboration with our customers, equipment vendors and external research and development consortia.

We also continuously create inventions and in-house know-how. Since our inception, we have applied for and have been issued a substantial number of patents in the United States and other countries, the majority of which are semiconductor-related.

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

Raw Materials

Our manufacturing processes use many raw materials, primarily silicon wafers, chemicals, gases and various types of precious metals. Raw materials costs constituted 12.0%, 12.4%, and 12.1% of our net revenue in 2017, 2018 and 2019, respectively. Although most of our raw materials are available from multiple suppliers, some materials are purchased through sole-sourced vendors. Our raw material procurement policy is to select only those vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material whenever possible so that a quality or delivery problem with any one vendor will not adversely affect our operations. The quality and delivery performance of each vendor is evaluated quarterly and quantity allocations are adjusted for subsequent periods based on the evaluation.

The most important raw material used in our production is silicon wafer, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Formosa SUMCO Technology Corporation of Taiwan, GlobalWafers of Taiwan, Shin-Etsu Handotai of Japan, Siltronic AG of Germany, and SUMCO Corporation of Japan. Together they supplied approximately 92.9%, 91.7%, and 91.5% of our total wafer needs in 2017, 2018 and 2019, respectively. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of wafers. In order to secure a reliable and flexible supply of high quality wafers, we have entered into long-term agreements and intend to continue to develop strategic relationships with major wafer vendors to cover our anticipated wafer needs for future years. Also, we actively address supply chain issues and bring together fab operations, materials management, quality system and risk management teams to mitigate potential supply chain risks and enhance supply chain agility. This taskforce works with our primary suppliers to review their business continuity plans, qualify their dual-plant materials, prepare safety inventories, improve the quality of their products and manage the supply chain risks of their suppliers. Please see “Item 3. Key Information – Risk Factors – Risks Relating to Our Business” for a discussion of the risk related to raw materials, including the fluctuation of prices of our main raw materials.

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

Risk Management

We maintain a comprehensive enterprise risk management system to integrate the prevention and control of risk. We have also prepared emergency response, crisis management and business continuity plans to respond to natural disasters and other disruptive events such as cyber attacks or epidemic outbreaks that could interrupt the operation of our business. These plans have been developed in order to prevent or reduce the loss of personnel or damage to our facilities, equipment and machinery caused by natural disasters and other disruptive events. We also maintain insurance with respect to our facilities, equipment and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks, including fire, typhoons, earthquakes and other risks generally up to the respective policy limit for their replacement values and lost profits due to business interruption. In addition, we have insurance policies covering losses with respect to the construction of all our fabs. Equipment and inventories in transit are also insured. No assurance can be given, however, that insurance will fully cover any losses and our emergency response plans will be effective in preventing or reducing losses in the future.

For further information, please see detailed risk factors related to the impact of climate change regulations and international accords, and natural disasters on our operations in “Item 3. Key Information – Risk Factors – Risks Relating to Our Business”.

Our Subsidiaries and Affiliates

Vanguard International Semiconductor Corporation (“VIS”). In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated dynamic random access memory (“DRAM”) manufacturer. VIS commenced volume commercial production in 1995 and listed its shares on the Taipei Exchange (originally the R.O.C. Over-the-Counter Securities Exchange) in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 29, 2020, we owned approximately 28.3% of the equity interest in VIS. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

WaferTech. In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. As of February 29, 2020, we owned 100% of the equity interest in WaferTech.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Koninklijke Philips NV (“Philips”) and EDB Investment Pte. Ltd. to found a joint venture, SSMC, and build a fab in Singapore. The SSMC fab commenced production in December 2000. As of February 29, 2020, we owned approximately 38.8% of the equity interest in SSMC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

Global Unichip Corporation (“GUC”). In January 2003, we acquired a 52.0% equity interest in GUC, a SoC design service company that provides large scale SoC implementation services. GUC listed its shares on Taiwan Stock Exchange in November 2006. As of February 29, 2020, we owned approximately 34.8% of the equity interest in GUC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

TSMC China. In August 2003, we established TSMC China (of which the manufacturing entity is Fab 10), a wholly-owned subsidiary primarily engaged in the manufacture and sale of integrated circuits. TSMC China commenced production in late 2004.

VisEra Technologies Company, Ltd. (“VisEra Technologies”). In October 2003, we and OmniVision Technologies Inc. (“OVT”), entered into an agreement to form VisEra Technologies, a joint venture in Taiwan, for the purpose of providing back-end service for CMOS image sensor manufacturing business. On November 20, 2015, we obtained an additional 42.7% beneficial equity interest in VisEra Technologies from OVT when OVT was acquired by a Chinese consortium. As of February 29, 2020, we owned approximately 86.9% of the equity interest in VisEra Technologies.

TSMC Global. In July 2006, we established TSMC Global in the British Virgin Islands. TSMC Global is a wholly-owned subsidiary primarily engaged in corporate treasury investment activities.

Xintec, Inc. (“Xintec”). In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. In March 2015, Xintec listed its shares on the Taipei Exchange. Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. As of February 29, 2020, we owned approximately 41.0% of the equity interest in Xintec. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

TSMC Nanjing. In May 2016, we established TSMC Nanjing (of which the manufacturing entity is Fab 16), a wholly-owned subsidiary primarily engaged in the manufacture and sale of integrated circuits. TSMC Nanjing commenced commercial production in April 2018.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEWS AND PROSPECTS

The following discussion covers items for and a comparison between the fiscal years ended December 31, 2019 and 2018. For the discussion covering items for the fiscal year ended December 31, 2017 and a comparison between the fiscal years ended December 31, 2018 and 2017, please refer to “Item 5” of our annual report on Form 20-F for the fiscal year ended December 31, 2018 filed with the SEC.

Overview

We manufacture a variety of semiconductors based on designs provided by our customers. Our business model is commonly called a “dedicated semiconductor foundry.” As the leader of the foundry segment, our net revenue and net income attributable to shareholders of the parent were NT$1,031,474 million and NT$363,053 million in 2018, and NT$1,069,985 million (US$35,774 million) and NT$353,948 million (US$11,834 million) in 2019, respectively. Our net revenue in 2019 increased by 3.7% compared to 2018, mainly attributed to the growing demand for 7-nanometer products and the depreciation of NT dollar against the US dollar on a weighted average basis from 2018 to 2019, partially offset by the decline in demand for most mature technology products.

The principal source of our revenue is wafer fabrication, which accounted for approximately 87% of our net revenue in 2019. The rest of our net revenue was mainly derived from packaging and testing services, mask making, design, and royalty income. Factors that significantly impact our revenue include:

•	worldwide demand and capacity supply for semiconductor products;

•	pricing;

•	production capacity;

•	technology migration; and

•	fluctuation in foreign currency exchange rate.

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

Production Capacity. We currently own and operate our semiconductor manufacturing facilities. The aggregate production capacity had been expanded to approximately 12 million 12-inch equivalent wafers in 2018 and 2019.

Technology Migration. Our operation utilizes a variety of process technologies, ranging from mature process technologies of 0.25 micron or above circuit resolutions to advanced process technologies of 7-nanometer circuit resolutions. The table below presents a breakdown of wafer revenue by circuit resolution during the last three years:

	Year ended December 31,
	2017	2018	2019
Resolution	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)
7-nanometer	—	9%	27%
10-nanometer	10%	11%	3%
16-nanometer	22%	21%	20%
20-nanometer	3%	2%	1%
28-nanometer	23%	20%	16%
40/45-nanometer	12%	11%	10%
65-nanometer	10%	8%	8%
90-nanometer	4%	4%	3%
0.11/0.13 micron	3%	2%	2%
0.15/0.18 micron	10%	9%	8%
≥0.25 micron	3%	3%	2%
Total	100%	100%	100%

(1)	The figure represents wafer revenue from a certain technology as a percentage of the total wafer revenue.

In 2019, the 7-nanometer revenue reached 27% of total wafer revenue. The 10-nanometer revenue was 3% and the 16-nanometer revenue represented 20% of total wafer revenue. Advanced technologies (16-nanometer and below) accounted for 50% of total wafer revenue, up from 41% in 2018.

In 2018, the 7-nanometer revenue reached 9% of total wafer revenue. The 10-nanometer revenue was 11% and the 16-nanometer revenue represented 21% of total wafer revenue. Advanced technologies (16-nanometer and below) accounted for 41% of total wafer revenue, up from 32% in 2017.

Foreign Currency Exchange Rate. The majority of our sales are denominated in U.S. dollars while we publish our financial statements in NT dollars. As a result, fluctuations in exchange rates of NT dollar against U.S. dollar would have a significant impact on our reported revenue. NT dollar depreciation in 2019 had a favorable effect on our revenue, with weighted average exchange rates of NT dollar per U.S. dollar depreciating from NT$30.16 in 2018 to NT$30.90 in 2019.

Critical Accounting Policies, Judgments and Key Sources of Estimation and Uncertainty

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

Critical Accounting Policies and Judgments

Revenue Recognition. With the initial application of IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”) in 2018, we recognize revenue when performance obligations are satisfied. Our performance obligations are satisfied when customers obtain control of the promised goods, which is generally when the goods are delivered to our customers’ specified locations. The initial application of IFRS 15 had no material impact on our revenue in 2018. See note 4 to our 2018 consolidated financial statements for further information regarding the initial application of IFRS 15.

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

Commencement of Depreciation Related to Property, Plant and Equipment Classified as Equipment under Installation and Construction in Progress (EUI/CIP). Commencement of depreciation related to EUI/CIP involves determining when the assets are available for their intended use. The criteria we use to determine whether EUI/CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner.

Judgments on Lease Terms. In determining a lease term, we consider all facts and circumstances that create an economic incentive to exercise or not to exercise an option, including any expected changes in facts and circumstances from the commencement date until the exercise date of the option. Main factors considered include contractual terms and conditions covered by the optional periods, and the importance of the underlying asset to the lessee’s operations, etc. The lease term is reassessed if a significant change in circumstances that are within our control occurs. See note 4 to our consolidated financial statements included herein for further information regarding the initial application of IFRS 16.

Critical Accounting Policies and Key Sources of Estimation and Uncertainty

Estimation of Sales Returns and Allowances. Sales returns and other allowance is estimated and recorded based on historical experience and in consideration of different contractual terms. The amount is deducted from revenue in the same period the related revenue is recorded. We periodically review the reasonableness of the estimates. However, because of the inherent nature of estimates, actual returns and allowances could be different from our estimates. If the actual returns are greater than our estimated amount, we could be required to record an additional liability, which would have a negative impact on our recorded revenue and gross margin. For further information, please refer to note 19 and note 24 to the consolidated financial statements.

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

We also evaluate our ending inventory and reduce the carrying value of inventory for normal waste, obsolescence and unmarketable items by an amount that is the difference between the cost of the inventory and the net realizable value. The net realizable value of the inventory is determined mainly based on assumptions of future demand within a specific time horizon, which is generally 180 days or less.

Impairment of Tangible Assets, Right-of-use Assets and Intangible Assets Other than Goodwill. We assess the impairment of tangible assets (property, plant and equipment), right-of-use assets and intangible assets other than goodwill whenever triggering events or changes in circumstances indicate that the asset may be impaired and the carrying value may not be recoverable.

Indicators we consider important which could trigger an impairment review include, but are not limited to, the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or our overall business strategy; and

•	significant unfavorable industry or economic trends.

When we determine that the carrying value of tangible assets, right-of-use assets and intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment for tangible assets, right-of-use assets and intangible assets based on projected future cash flow. If the tangible assets, right-of-use assets or intangible assets are determined to be impaired, we recognize an impairment loss through a charge to our operating results to the extent the recoverable amount, measured at the present value of discounted cash flows attributable to the assets, is less than their carrying value. Such cash flow analysis includes assumptions about expected future economic and market conditions, the applicable discount rate, and the future revenue generation from the use or disposition of the assets. We also perform a periodic review to identify assets that are no longer used and are not expected to be used in future periods and record an impairment charge to the extent that the carrying amount of the tangible assets, right-of-use assets and intangible assets exceeds the recoverable amount. If the recoverable amount subsequently increases, the impairment loss previously recognized will be reversed to the extent of the increase in the recoverable amount, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

In the process of evaluating the potential impairment of tangible assets, right-of-use assets and intangible assets other than goodwill, we are required to review for impairment groups of assets related to the lowest level of identifiable independent cash flows. We determine the independent cash flows that can be related to specific asset groups. In addition, we determine the remaining useful lives of assets and the expected future revenue and expenses associated with the assets. Any change in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future periods. Our projection for future cash flow is generally lower during periods of reduced earnings. As a result, an impairment charge is more likely to occur during a period when our operating results are already otherwise depressed.

In 2018, we recognized an impairment loss of NT$423 million for certain machinery and equipment that was assessed to have no future use, and the recoverable amount of which was nil. In 2019, we recognized a reversal of impairment loss of NT$301 million (US$10 million) due to redeployment of certain idle machinery and equipment. As of December 31, 2018 and 2019, net tangible assets, right-of-use assets and intangible assets amounted to NT$1,083,257 million and NT$1,384,569 million (US$46,291 million), respectively.

Realization of Deferred Income Tax Assets. When we have temporary differences in the amount of tax expenses recorded for tax purposes and financial reporting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We generally recognize deferred tax assets to the extent that it is probable that sufficient taxable income will be available in the future to utilize such assets. The income tax benefit or expense is recorded when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the temporary differences may be utilized. Specifically, the realization of deferred income tax assets is impacted by our expected future revenue growth and profitability, tax holidays, Alternative Minimum Tax (“AMT”), the surtax imposed on unappropriated earnings and the amount of tax credits that can be utilized within the statutory period. In determining the amount of deferred tax assets as of December 31, 2019, we considered past performance, the general outlook of the semiconductor industry, business conditions, future taxable income and prudent and feasible tax planning strategies.

Because the determination of the amount of deferred tax assets that can be realized is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the deferred tax assets that we have recorded. As of December 31, 2018 and 2019, deferred tax assets were NT$16,806 million and NT$17,928 million (US$599 million), respectively. Deferred tax assets increased by NT$1,122 million in 2019, mainly due to depreciation of certain fixed assets that resulted in temporary differences between the carrying value of these fixed assets and their tax basis, which may be deductible for tax purposes in the future.

Determination of Lessees’ Incremental Borrowing Rates. In determining a lessee’s incremental borrowing rate used in discounting lease payments, we mainly take into account the market risk-free rates, the estimated lessee’s credit spreads and secured status in a similar economic environment. See note 4 to our consolidated financial statements included herein for further information regarding the initial application of IFRS 16.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of profit or loss and other comprehensive income, expressed in each case as a percentage of net revenue:

	For the year ended December 31,
	2017	2018	2019
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	(49.4)%	(51.7)%	(54.0)%
Gross profit	50.6%	48.3%	46.0%

	For the year ended December 31,
	2017	2018	2019
Operating expenses
Research and development	(8.2)%	(8.3)%	(8.6)%
General and administrative	(2.2)%	(2.0)%	(2.0)%
Marketing	(0.6)%	(0.6)%	(0.6)%
Total operating expenses	(11.0)%	(10.9)%	(11.2)%
Other operating income and expenses, net	(0.2)%	(0.2)%	0.0%
Income from operations	39.4%	37.2%	34.8%
Income before income tax	40.5%	38.5%	36.4%
Income tax expense	(5.2)%	(3.3)%	(3.3)%
Net income	35.3%	35.2%	33.1%
Other comprehensive income (loss) for the year, net of income tax	(2.9)%	1.0%	(1.1)%
Total comprehensive income for the year	32.4%	36.2%	32.0%
Net income attributable to shareholders of the parent	35.3%	35.2%	33.1%
Net income attributable to non-controlling interests	0.0%	0.0%	0.0%

Year to Year Comparisons

Net Revenue and Gross Margin

	For the year ended December 31,
	2017	2018	% Change in NT$ from 2017	2019		% Change in NT$ from 2018
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Net revenue	977,447	1,031,474	5.5%	1,069,985	35,774	3.7%
Cost of revenue	(482,616)	(533,488)	10.5%	(577,286)	(19,301)	8.2%

Gross profit before realized (unrealized) gross profit on sales to associates	494,831	497,986	0.6%	492,699	16,473	(1.1)%
Realized (unrealized) gross profit on sales to associates	(5)	(112)	2,140.0%	3	—	—

Gross profit	494,826	497,874	0.6%	492,702	16,473	(1.0)%

Gross margin percentage	50.6%	48.3%	—	46.0%	46.0%	—

Net Revenue

Our net revenue in 2019 increased by 3.7% from 2018, which was mainly attributed to 6.9% increase in average selling price due to higher advanced technology revenue weighting and 2.4% depreciation in NT dollar against US dollar, partially offset by 6.4% decrease in wafer shipments. We shipped approximately 10.1 million 12-inch equivalent wafers in 2019 compared to 10.8 million in 2018. Meanwhile, 7-nanometer accounted for 27% of our total wafer revenue in 2019 compared to 9% in 2018.

Gross Margin

Our gross margin fluctuates with the level of capacity utilization, price change, cost improvement, product mix and exchange rate, among other factors. Furthermore, our gross margin would be negatively impacted in the year when a new technology is introduced.

In 2019, our gross margin declined to 46.0% of net revenue from 48.3% in 2018, mainly attributed to lower capacity utilization, partially offset by a favorable exchange rate.

Operating Expenses

	For the year ended December 31,
	2017	2018	% Change in NT$ from 2017	2019		% Change in NT$ from 2018
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Research and development	80,733	85,895	6.4%	91,419	3,056	6.4%
General and administrative	21,197	20,266	(4.4)%	21,737	727	7.3%
Marketing	5,972	5,988	0.3%	6,349	212	6.0%

Total operating expenses	107,902	112,149	3.9%	119,505	3,995	6.6%

Percentage of net revenue	11.0%	10.9%	—	11.2%	11.2%	—
Other operating income and expenses, net	(1,365)	(2,101)	(53.9)%	(496)	(17)	76.4%
Income from operations	385,559	383,624	(0.5)%	372,701	12,461	(2.8)%

Operating Margin	39.4%	37.2%	—	34.8%	34.8%	—

Operating expenses increased by NT$7,356 million in 2019, or 6.6%, from NT$112,149 million in 2018.

Research and Development Expenses

We remain strongly committed to being the leader in advanced process technologies development. We believe that continuing investment in process technologies is essential for us to remain competitive in the markets we serve.

Research and development expenditures increased by NT$5,524 million in 2019, or 6.4%, from NT$85,895 million in 2018. The increases in 2019 were mainly attributed to a higher level of research activities for 3-nanometer and 5-nanometer process technologies, as we continued to advance to smaller processing nodes, partially offset by a lower level of research activities for 7-nanometer compared to 2018. We plan to continue our investment in technology research and development in 2020.

General and Administrative and Marketing Expenses

General and administrative expenses in 2019 increased by NT$1,471 million, or 7.3%, from 2018, mainly reflecting higher fab opening expenses for 5-nanometer.

Other Operating Income and Expenses

Net loss from other operating income and expenses in 2019 narrowed by NT$1,605 million from 2018 to a net loss of NT$496 million, primarily attributed to the absence of NT$423 million impairment losses on property, plant and equipment recorded in 2018 and reversal of impairment losses on property, plant and equipment previously recognized of NT$301 million due to redeployment of certain idle machinery and equipment.

Non-Operating Income and Expenses

	For the year ended December 31,
	2017	2018	% Change in NT$ from 2017	2019		% Change in NT$ from 2018
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Share of profits of associates	3,015	3,091	2.5%	2,861	96	(7.4)%
Other income	9,610	14,853	54.6%	16,607	555	11.8%
Foreign exchange gain (loss), net	(1,509)	2,438	—	2,095	70	(14.1)%
Finance costs	(3,330)	(3,052)	(8.3)%	(3,251)	(109)	6.5%
Other gains and losses, net	2,817	(3,411)	(221.1)%	(1,151)	(38)	66.3%

Net non-operating income	10,603	13,919	31.3%	17,161	574	23.3%

Net non-operating income in 2019 increased by NT$3,242 million, or 23.3%, from NT$13,919 million in 2018, mainly due to a gain on disposal of financial assets of NT$538 million compared to a loss on disposal of financial assets of NT$989 million in 2018 and higher interest income of NT$1,495 million compared to 2018.

Income Tax Expense

	For the year ended December 31,
	2017	2018	% Change in NT$ from 2017	2019		% Change in NT$ from 2018
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Income tax expense	(51,123)	(34,437)	(32.6)%	(35,835)	(1,199)	4.1%

Net income	345,039	363,106	5.2%	354,027	11,836	(2.5)%

Net income attributable to shareholders of the parent	344,998	363,053	5.2%	353,948	11,834	(2.5)%

Net margin attributable to shareholders of the parent	35.3%	35.2%	—	33.1%	33.1%	—

Income tax expenses increased by NT$1,398 million in 2019, or 4.1%, from 2018. The increase was mainly related to lower income tax adjusting benefit for prior year in 2019, which resulted from reduction in the statutory rate of surtax imposed on unappropriated earnings from 10% to 5%. The increase was partially offset by lower surtax on 2019 unappropriated earnings, which was attributed to the new corporate policy to distribute cash dividends on a quarterly basis starting from 2019.

Liquidity and Capital Resources

Our sources of liquidity include cash flow from operations, cash and cash equivalents, and current portion of marketable financial assets. Issuance of corporate bonds is another source of fund as well.

Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2019 was NT$615,139 million (US$20,566 million), an increase of NT$41,185 million from 2018.

Our cash, cash equivalents and current portion of marketable financial assets decreased to NT$583,449 million (US$19,507 million) as of December 31, 2019 from NT$695,182 million as of December 31, 2018. The current portion of marketable financial assets primarily consisted of fixed income securities.

We believe that our cash generated from operations, cash and cash equivalents, current portion of marketable financial assets, and ability to access capital market will be sufficient to fund our working capital needs, capital expenditures, debt repayments, dividend payments and other business requirements associated with existing operations over the next 12 months.

	For the year ended December 31,
	2017	2018	2019
	NT$	NT$	NT$	US$
	(in millions)
Net cash generated by operating activities	585,318	573,954	615,139	20,566
Net cash used in investing activities	(336,165)	(314,269)	(458,802)	(15,339)
Net cash used in financing activities	(215,697)	(245,124)	(269,639)	(9,015)
Effect of exchange rate changes on cash and cash equivalents	(21,318)	9,862	(9,114)	(305)
Net increase (decrease) in cash and cash equivalents	12,138	24,423	(122,416)	(4,093)

Cash and cash equivalents decreased by NT$122,416 million in 2019, following an increase of NT$24,423 million in 2018.

Operating Activities

In 2019, we generated NT$615,139 million (US$20,566 million) net cash from operating activities, as compared to NT$573,954 million in 2018. The net cash generated from operating activities was primarily from NT$389,862 million in income before income tax and NT$286,884 million in non-cash depreciation and amortization expenses, partially offset by income tax payment, change in working capital and others of NT$61,607 million. The decrease in depreciation and amortization expenses in 2019 was mainly related to the increment of fully depreciated investment in production capacity for previous technologies.

In 2018, net cash generated from operating activities was primarily from NT$397,543 million in income before income tax and NT$292,546 million in non-cash depreciation and amortization expenses, partially offset by income tax payment, change in working capital and others of NT$116,135 million. The increase in depreciation and amortization expenses in 2018 was mainly related to our investment in production capacity for advanced technologies.

Investing Activities

In 2019, net cash used in investing activities was NT$458,802 million (US$15,339 million), as compared to NT$314,269 million in 2018. The primary use of cash in investing activities in 2019 was for capital expenditures of NT$460,422 million.

In 2018, net cash used in investing activities was primarily for capital expenditures of NT$315,582 million.

Our capital expenditures for 2019 were primarily related to:

•	installing and expanding capacity, mainly for 7-nanometer and 5-nanometer nodes;

•	expanding capacity for advanced packaging and mask operations;

•	establishing Fab 18 in Southern Taiwan Science Park; and

•	investing in research and development projects for new process technologies.

Our capital expenditures for 2018 and 2019 were funded by operating cash flow. The capital expenditures for 2020 are expected to be funded mainly by our operating cash flow and partially by the issuance of corporate bonds. See “Item 3. Risk Factors” section for the risks associated with the inability of raising the requisite funding for our expansion programs. Please also see “Item 4. Information on The Company – Capacity Management and Technology Upgrade Plans” for discussion of our capacity management and capital expenditures.

Financing Activities

In 2019, net cash used by financing activities was NT$269,639 million (US$9,015 million), as compared to net cash used of NT$245,124 million in 2018. The net cash used by financing activities in 2019 and 2018 were mainly for cash dividend payments and repayments of corporate bonds, partially offset by the increases in short-term loans.

As of December 31, 2019, our short-term loans were NT$118,522 million (US$3,963 million). A majority of the short-term loans were denominated in U.S. dollars. As a substantial portion of our receivables was denominated in U.S. dollars, we used short-term loans denominated in U.S. dollars to naturally hedge the fluctuation of foreign exchanges rates. See “Item 11. Quantitative and Qualitative Disclosures about Market Risks” for a discussion of the hedging instruments used. Our aggregate long-term debt was NT$56,900 million (US$1,902 million), of which NT$31,800 million (US$1,063 million) was classified as current. The long-term debt was NT dollar corporate bonds with fixed interest rates ranging from 1.35% to 2.10% and remaining maturity ranging from less than 1 year to 4 years.

Cash Requirements

The following table sets forth the maturity of our long-term debt, including relevant interest payments outstanding as of December 31, 2019:

Long-term debt
(in NT$ millions)
During 2020	32,339
During 2021	3,002
During 2022	4,776
During 2023	18,203
During 2024 and thereafter	—

The following table sets forth information on our material contractually obligated payments (including principals and interests) for the periods indicated as of December 31, 2019:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in NT$ millions)
Short-Term Loans(1)	118,563	118,563	—	—	—
Long-Term Debt(2)	58,320	32,339	7,778	18,203	—
Capital Leases(3)	18,690	2,475	2,783	2,484	10,948
Non-Capital Leases(4)	1,534	1,534	—	—	—
Other Obligations(5)	1,499	1,499	—	—	—
Capital Purchase or Other Purchase Obligations(6)	314,726	307,898	6,828	—	—
Total Contractual Cash Obligations	513,332	464,308	17,389	20,687	10,948

(1)

The maximum amount and average amount of short-term loans outstanding during the year ended December 31, 2019 were NT$119,232 million and NT$80,537 million, respectively. See note 18 to our consolidated financial statements for further information regarding interest rates and future repayment dates.

(2)	Represents corporate bonds payable. See note 20 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.
(3)	Capital lease obligations are described in note 4, note 6, note 16, note 32 and note 34 to our consolidated financial statements.
(4)	Non-capital leases represent short-term leases and low-value asset leases. See note 4 and note 16 to our consolidated financial statements for further information.
(5)

Other obligations represent refundable customer deposit. See “Item 4. Information on The Company – Commitments by Customers” and note 22 to our consolidated financial statements for further information regarding deposit.

(6)

Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments were not recorded on our statement of financial position as of December 31, 2019, as we had not received related goods or taken title of the property.

During 2019, we used derivative financial instruments to partially hedge the currency exchange rate risk related to foreign-currency denominated receivables and payables and interest rate risk related to our fixed income investments. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a further discussion about currency exchange rate risk, interest rate risk, and derivative financial instruments we used to hedge such risks. See also note 5 to the consolidated financial statements for our accounting policy of derivative financial instruments, and note 8, note 11 and note 34 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.

Generally, we do not provide letters of credit to, or guarantees for any entity other than our consolidated subsidiaries.

Significant amount of capital is required to build, expand, and upgrade our production facilities and equipment. Our capital expenditures for 2020 are expected to be between US$15 billion to US$16 billion, which, depending on market conditions, may be adjusted later.

Taxation

Effective from 2018, the R.O.C. Income Tax Law was amended, which abolished the imputation system, raised the corporate income tax rate from 17% to 20%, and reduced the rate of surtax imposed on unappropriated earnings from 10% to 5%. Effective from 2020, the R.O.C. Statute for Industrial Innovation was amended, which extends the tax incentive by 10 years for research and development (“R&D”) expenditure. In addition, if a company uses its undistributed earnings to construct or purchase buildings, software or hardware equipment, or technology for use in production or operation, such investment amounts may be deducted from the undistributed earnings in calculation of the current year’s undistributed earnings for assessment of surtax imposed on undistributed earnings from the year 2018. Pursuant to the regulation changes on R&D tax credit and undistributed earnings, we are eligible for a 10%~15% R&D tax credit. In addition, our capital expenditures could be deducted from the undistributed earnings in calculation of surtax imposed on undistributed earnings.

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

We are eligible for five-year tax holidays for income generated from construction and capacity expansions of production facilities according to regulations under the Statute for Upgrading Industries of the R.O.C. The exemption period may begin at any time within five years, as applicable, following the completion of a construction or expansion of production facilities. The Statute for Upgrading Industries expired at the end of 2009. However, under the Grandfather Clause, we can continue to be eligible for five-year tax holidays if the relevant investment plans were approved by R.O.C. tax authority before the expiration of the Statute. Pursuant to the Grandfather Clause, we commenced the exemption period for part of Fab 12 (Phase IV) and part of Fab 14 (Phase III to VI) in 2014, part of Fab 12 (Phase IV to V) and part of Fab 14 (Phase III to IV) in 2015, and part of Fab 15 (Phase I to IV) and part of Fab 14 (Phase III to IV) in 2018. The aggregate tax benefits of such exemption periods in 2018 and 2019 were NT$33,088 million and NT$29,440 million (US$984 million), net of AMT effect, respectively.

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

Directors and Executive Officers

MANAGEMENT

Members of our board of directors are elected by our shareholders. Our board of directors is currently composed of nine directors. Of our current nine directors, five are independent directors: Sir Peter L. Bonfield, Mr. Stan Shih, Ms. Kok-Choo Chen, Mr. Michael R. Splinter, and Mr. Moshe N. Gavrielov (who was elected as independent director at our 2019 annual general meeting of shareholders). We plan to elect a new independent director at the 2020 annual general meeting of shareholders. Our board of directors approved at its meeting in the first quarter of 2020 the nomination of Mr. Yancey Hai as a candidate for independent director. The chairman of the board of directors is elected by the directors. The chairman of the board of directors presides at all meetings of the board of directors, and also has the authority to act as our representative. The term of office for directors is three years.

Pursuant to R.O.C. Securities and Exchange Law, effective from January 1, 2007, a public company is required to either establish an audit committee or to have supervisors. A public company’s audit committee should be composed of all of its independent directors but not less than three, of which at least one member should have accounting or related financial management expertise, and the relevant provisions under the R.O.C. Securities and Exchange Law, the R.O.C. Company Act and other laws applicable to the supervisors are also applicable to the audit committee. Pursuant to R.O.C. Securities and Exchange Law, effective from March 18, 2011, we are also required to establish a compensation committee which must be composed of qualified independent members as defined under local law. TSMC established its audit committee (the “Audit Committee”) and compensation committee (the “Compensation Committee”) in 2002 and 2003, respectively (several years before being legally required to do so). The Audit Committee is now composed entirely of independent directors. The Compensation Committee now comprises all five independent directors and one independent non-director member.

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

The following table sets forth the name of each director and executive officer, their positions, the year in which their term expires and the number of years they have been with us as of February 29, 2020. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Position with our company	Term Expires	Years with our company
Mark Liu	Chairman	2021	26
C.C. Wei	Vice Chairman/ Chief Executive Officer	2021 / —	22
Mei-ling Chen	Director (Representative of the National Development Fund)	2021	3
F.C. Tseng	Director	2021	33
Sir Peter L. Bonfield	Independent Director	2021	18
Stan Shih	Independent Director	2021	20
Kok-Choo Chen	Independent Director	2021	9
Michael R. Splinter	Independent Director	2021	5
Moshe N. Gavrielov(1)	Independent Director	2021	1
Lora Ho	Senior Vice President, Europe & Asia Sales	—	21
Wei-Jen Lo	Senior Vice President, Research & Development/ Technology Development	—	16
Rick Cassidy	Senior Vice President, Corporate Strategy Office	—	23
Y.P. Chin	Senior Vice President, Operations/ Product Development	—	33
Y.J. Mii	Senior Vice President, Research & Development/ Technology Development	—	26
J.K. Lin	Senior Vice President, Information Technology and Materials Management & Risk Management	—	33
J.K. Wang	Senior Vice President, Operations/ Fab Operations	—	33
Cliff Hou	Vice President, Research & Development/ Technology Development	—	23
Sylvia Fang	Vice President, Legal and General Counsel/ Corporate Governance Officer	—	25
Connie Ma	Vice President, Human Resources	—	6
Y.L. Wang	Vice President, Operations/ Fab Operations	—	28
Doug Yu	Vice President, Research & Development/ Integrated Interconnect & Packaging	—	26
Alexander Kalnitsky	Vice President & TSMC Fellow, More-than-Moore Technologies	—	11
Kevin Zhang	Vice President, Business Development	—	4
T.S. Chang	Vice President & TSMC Fellow, Operations/ Product Development	—	25
Michael Wu	Vice President, Research & Development/ Platform Development	—	23
Min Cao	Vice President, Research & Development/ Pathfinding	—	18
H.-S. Philip Wong(2)	Vice President, Research & Development/ Corporate Research	—	2
Marvin Liao	Vice President, Operations/ Advanced Packaging Technology and Service	—	18
Y.H. Liaw	Vice President, Operations/ Fab Operations	—	32
Simon Jang	Vice President, Research & Development/ Advanced Tool and Module Development	—	27
Wendell Huang	Vice President, Finance and Chief Financial Officer/ Spokesperson	—	21

(1)	Mr. Moshe N. Gavrielov was elected as our independent director at our 2019 annual general meeting of shareholders held on June 5, 2019.
(2)	H.-S. Philip Wong resigned on April 1, 2020 and became a special consultant to TSMC.

Mark Liu is the Chairman. Dr. Mark Liu was our President and Co-Chief Executive Officer from November 2013 to June 2018. Prior to that, he was our Executive Vice President and Co-Chief Operating Officer from March 2012 to November 2013, Senior Vice President of Operations from 2009 to 2012, Senior Vice President of Advanced Technology Business from 2008 to 2009. From 2005 to 2008, Dr. Liu was Senior Vice President of Operations II. He served in a number of executive positions at TSMC Fabs and the Operations organization from 1999 to 2005. From 1999 to 2000, he served as the President of Worldwide Semiconductor Manufacturing Company. Prior to joining us in 1993, from 1987 to 1993, Dr. Liu was with AT&T Bell Laboratory, Holmdel, NJ, as a research manager for the High Speed Electronics Research Laboratory, working on optical fiber communication systems. From 1983 to 1987, he was a process integration manager of CMOS technology development at Intel Corporation, Santa Clara, CA, developing silicon process technologies for Intel microprocessor. Dr. Liu is currently the Chairman of Taiwan Semiconductor Industry Association. He holds a Ph.D. in electrical engineering and computer science from University of California, Berkeley.

C.C. Wei is the Vice Chairman and Chief Executive Officer. Dr. C.C. Wei was our President and Co-Chief Executive Officer from November 2013 to June 2018. He was our Executive Vice President and Co-Chief Operating Officer from March 2012 to November 2013, Senior Vice President of Business Development from 2009 to 2012, and Senior Vice President of Mainstream Technology Business from 2008 to 2009. From 2005 to 2008, Dr. Wei was Senior Vice President of Operations I. He served in a number of executive positions at TSMC Fabs and the Operations organization from 1998 to 2005. Before joining us in 1998, he was Senior Vice President of Technology at Chartered Semiconductor Manufacturing Ltd. in Singapore and Senior Manager for Logic and SRAM technology development at STMicroelectronics N.V. in Texas. He holds a Ph.D. in electrical engineering from Yale University.

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

F.C. Tseng is a director. Previously Dr. F.C. Tseng served as our Vice Chairman from July 2005 to June 2018. Prior to that, he was Deputy Chief Executive Officer from August 2001 to June 2005. He is also the Chairman of TSMC China Co., Ltd. and Global Unichip Corp., and the Vice Chairman of VIS. He also serves as an independent director, Chairman of Audit Committee and a member of Compensation Committee of Acer Inc. He formerly served as the President of VIS from 1996 to 1998 and our President from May 1998 to August 2001. Prior to his presidency at VIS, Dr. Tseng served as our Senior Vice President of Operations. He holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 48 years.

Sir Peter L. Bonfield is an independent director. Sir Peter L. Bonfield was the Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from January 1996 to January 2002, and the Vice President of the British Quality Foundation from its creation in 1993 until 2012. He also served as director of L.M. Ericsson in Sweden, Chairman of GlobalLogic Inc. in the U.S. and senior advisor to Hampton Group in London. He is currently the Chairman of the Board of Directors of NXP Semiconductor N.V. in the Netherlands. He is also a member of the Longreach Group Advisory Board. He also serves as a board mentor of CMi, a senior advisor to Alix Partners in London and a board member of EastWest Institute in New York. He is a fellow of The Royal Academy of Engineering and the Chair of Council and Senior Pro-Chancellor at Loughborough University in UK. He holds an honors degree in engineering from Loughborough University.

Stan Shih is an independent director. He is the co-founder and Chairman Emeritus of the Acer Group. He served as the Chairman and Chief Executive Officer of the Acer Group from 1976 to 2004. He is currently the Director and Honorary Chairman of Acer Inc., the Chairman of StanShih Foundation and Ambi Investment and Consulting Inc., and a director of Nan Shan Life Insurance Co., Ltd., Egis Technology Inc., Digitimes Inc. and Chinese Television System Inc. Mr. Shih holds a bachelor’s degree, a master’s degree and an honorary Ph.D. in electrical engineering from National Chiao Tung University. He also holds an honorary doctoral degree in technology from the Hong Kong Polytechnic University, an honorary fellowship from the University of Wales and an honorary doctoral degree in international law from the Thunderbird, American Graduate School of International Management.

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

Michael R. Splinter is an independent director. Mr. Splinter served as Chief Executive Officer of Applied Materials from 2003 to 2012 and as Chairman of the Board of Directors since 2009 and retired in June 2015. Prior to that, he served at Intel Corp. as Executive Vice President of Sales and Marketing from 2001 to 2003, and Executive Vice President of Technology and Manufacturing group from 1996 to 2001. Mr. Splinter currently serves as Chairman of NASDAQ, Inc. and Director of Pica8, Inc., Gogoro Inc. and Tigo Energy, Inc. He is also a General Partner of WISC Partners LP. and Chairman of the Board of US-Taiwan Business Council. Mr. Splinter holds a master degree in electrical engineering, and an honorary Ph.D. in engineering from the University of Wisconsin Madison.

Moshe N. Gavrielov is an independent director. Mr. Gavrielov served as President and CEO of Xilinx, Inc. from January 2008 to January 2018 and as Director of Xilinx, Inc. from February 2008 to January 2018. Prior to that, he served at Cadence Design Systems, Inc. as Executive Vice President and General Manager of the Verification Division from April 2005 to November 2007, and CEO of Verisity, Ltd. from March 1998 to April 2005. He also served at a variety of executive management positions in LSI Logic Corp. for nearly 10 years, and engineering and engineering management positions in National Semiconductor Corporation and Digital Equipment Corporation. Currently, Mr. Gavrielov is the Executive Chairman of Wind River Systems, Inc. and Director of Foretellix, Ltd. Mr. Gavrielov holds a bachelor degree in electrical engineering and a master degree in computer science from Technion—Israel Institute of Technology.

Lora Ho is our Senior Vice President of Europe & Asia Sales. Prior to that, she was Senior Vice President of Finance and Europe & Asia Sales/ Chief Financial Officer/ Spokesperson from January 2019 to August 2019. She was promoted to Senior Vice President of Finance and Chief Financial Officer/ Spokesperson in August 2010 and Vice President of Finance and Chief Financial Officer/ Spokesperson in September 2003. Prior to joining us in 1999 as controller, she had served as Vice President of Finance and Chief Financial Officer at Acer Semiconductor Manufacturing Inc. since 1990. Ms. Ho holds an MBA from National Taiwan University.

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

Y.P. Chin is our Senior Vice President of Operations/ Product Development. He was promoted to Senior Vice President in November 2016. He was Vice President of Operations from October 2009 to November 2016, Vice President of Advanced Technology Business from March 2008 to October 2009. Prior to that, he was Senior Director of Operations II from June 2006 to March 2008 and Senior Director of Product Engineering & Services from 2000 to 2006. He joined us in 1987 and has held various positions in product and engineering functions. He holds a master degree in electrical engineering from National Cheng Kung University.

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

J.K. Lin is our Senior Vice President of Information Technology and Materials Management & Risk Management. He led the organization from August 2018 and was promoted to Senior Vice President in November 2018. Prior to that, he was our Vice President of Operations/ Mainstream Fabs from August 2010 to August 2018. He joined us in 1987 and held various positions in manufacturing functions. He holds a B.S. degree from National Changhua University of Education.

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

Sylvia Fang is our Vice President of Legal and General Counsel/ Corporate Governance Officer. She was promoted to Vice President and General Counsel of Legal Organization in August 2014. She joined us in 1995 and held various positions in legal functions. She holds a master degree in comparative law from University of Iowa. Ms. Fang is licensed to practice law in Taiwan.

Connie Ma is our Vice President of Human Resources. She was promoted to Vice President of Human Resources in August, 2014. Prior to joining us as Director of Human Resources in June 2014, she was a Senior Vice President of Global Human Resources at Trend Micros, Inc. She holds an EMBA from National Taiwan University.

Y.L. Wang is our Vice President of Operations/ Fab Operations. Prior to that, he was Vice President of Research & Development/ Technology Development from February 2016 to April 2018 and Vice President of Operations/ Fab 14B from November 2015 to January 2016 after his promotion to this position. He joined us in 1992 and held various positions in manufacturing functions. He holds a Ph.D. in electronics engineering from National Chiao Tung University.

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

Alexander Kalnitsky is our Vice President & TSMC Fellow of More-than-Moore Technologies. Prior to that, he was Vice President of Research & Development from 2016 to 2018 since his promotion to the position in November 2016. He joined us in 2009 and was in charge of HV/Power/Analog/RF/CIS/MEMS processes development. He holds a Ph.D. in electrical engineering from Carleton University.

Kevin Zhang is our Vice President of Business Development. He joined us in November 2016 as Vice President of Research & Development/ Design and Technology Platform. Prior to joining us in November 2016, he was a Vice President of Technology and Manufacturing Group of Circuit Technology at Intel. He holds a Ph.D. in electrical engineering from Duke University.

T.S. Chang is our Vice President & TSMC Fellow of Operations/ Product Development. He was promoted to Vice President of Operations/ Fab 12B in February 2018 and held the position until his transfer to Product Development in November 2018. Prior to that, he was our Senior Director of Fab 12B. He joined us in 1995 and held various positions in manufacturing functions. He holds a Ph.D. in Electrical Engineering from National Tsing Hua University.

Michael Wu is our Vice President of Research & Development/ Platform Development. He was promoted to Vice President in February 2018. Prior to that, he was our Senior Director of Platform Development Division. He joined us in 1996 and participated in advanced CMOS technology development. He holds a Ph.D. in Electrical Engineering from University of Wisconsin-Madison.

Min Cao is our Vice President of Research & Development/ Pathfinding. He was promoted to Vice President in February 2018. Prior to that, he was our Senior Director of Path-finding Division. He joined us in 2002 and participated in development of multiple generations of advanced CMOS technology. He holds a Ph.D. in Physics from Stanford University.

H.-S. Philip Wong is our Vice President of Research & Development/ Corporate Research. Prior to joining us in 2018 as Vice President, he had served as Willard R. and Inez Kerr Bell Professor in the School of Engineering, Stanford University and Senior Manager at IBM Research. He holds a Ph.D. in Electrical Engineering from Lehigh University.

Marvin Liao is our Vice President of Operations/ Advanced Packaging Technology and Service. He was promoted to Vice President in November 2018. Prior to that, he was Technical Director in Fab 6 upon joining us in 2002 and later Senior Director of Backend Technology and Service Division. He holds a Ph.D. in Materials Science from University of Texas-Arlington.

Y.H. Liaw is our Vice President of Operations/ Fab Operations. He was promoted to Vice President of Operations/ Fab 15B in February 2019 and held the position until his transfer to Fab Operations in June 2019. He joined us in 1988 and held various positions in manufacturing functions. He holds a M.S. degree in Chemical Engineering from National Tsing Hua University.

Simon Jang is our Vice President of Research & Development/ Advanced Tool and Module Development. He was promoted to Vice President in August 2019. Prior to that, he was our Senior Director of Advanced Tool and Module Development Division. He joined us in 1993 and held various positions in research and development functions. He holds a Ph.D. in Materials Science & Engineering from Massachusetts Institute of Technology.

Wendell Huang is our Vice President of Finance and Chief Financial Officer/ Spokesperson. He was promoted to Vice President of Finance in September 2019. Prior to that, he was Deputy Chief Financial Officer of Finance from January 2019 to August 2019 and Senior Director of Finance Division from 2010 to 2018. Prior to joining us in 1999, he was Vice President of Corporate Finance at ING Barings. He holds an MBA from Cornell University.

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

Share Ownership

The following table sets forth certain information as of February 29, 2020 with respect to our common shares owned by our directors and executive officers.

Name of Shareholders(1)	Number of Common Shares Owned(2)	Percentage of Outstanding Common Shares(2)
Mark Liu, Chairman	12,913,114	0.05%
C.C. Wei, Vice Chairman and Chief Executive Officer	7,179,207	0.03%
Mei-Ling Chen, Director (Representative of the National Development Fund)(3)	1,653,709,980	6.38%
F.C. Tseng, Director	34,472,675	0.13%
Stan Shih, Independent Director	1,480,286	0.01%
Sir Peter L. Bonfield, Independent Director	—	—
Kok-Choo Chen, Independent Director	—	—
Michael R. Splinter, Independent Director	—	—
Moshe N. Gavrielov, Independent Director	—	—
Lora Ho, Senior Vice President	4,531,080	0.02%
Wei-Jen Lo, Senior Vice President	1,441,127	0.01%
Rick Cassidy, Senior Vice President	—	—
Y.P. Chin, Senior Vice President	6,920,122	0.03%
Y.J. Mii, Senior Vice President	1,000,419	0.00%
J.K. Lin, Senior Vice President	12,518,018	0.05%
J.K. Wang, Senior Vice President	2,553,947	0.01%
Cliff Hou, Vice President	366,351	0.00%
Sylvia Fang, Vice President & General Counsel/ Corporate Governance Officer	700,285	0.00%
Connie Ma, Vice President	139,000	0.00%
Y.L. Wang, Vice President	218,535	0.00%
Doug Yu, Vice President	225,000	0.00%
Alexander Kalnitsky, Vice President & TSMC Fellow	—	—
Kevin Zhang, Vice President	—	—
T.S. Chang, Vice President & TSMC Fellow	173,781	0.00%
Michael Wu, Vice President	478,501	0.00%

Name of Shareholders(1)	Number of Common Shares Owned(2)	Percentage of Outstanding Common Shares(2)
Min Cao, Vice President	363,152	0.00%
H.-S. Philip Wong, Vice President(4)	—	—
Marvin Liao, Vice President	50,485	0.00%
Y.H. Liaw, Vice President	370,000	0.00%
Simon Jang, Vice President	350,695	0.00%
Wendell Huang, Vice President & Chief Financial Officer/ Spokesperson	1,651,418	0.01%

(1)	None of our directors and executive officers owned any stock option as of February 29, 2020.
(2)

Except for the number of shares held by the National Development Fund, Executive Yuan, the disclosed number of shares owned by the directors and executive officers did not include any common shares held in the form of ADS by such individuals as such individual ownership of ADSs had not been disclosed or otherwise made public. The disclosed number of share owned by the directors and executive officers also did not include shares owned by their related parties. Each of these individuals owned less than one percent of all common shares outstanding as of February 29, 2020.

(3)	Represented shares held by the National Development Fund, Executive Yuan.
(4)	H.-S. Philip Wong resigned on April 1, 2020 and became a special consultant to TSMC.

Compensation

According to our Articles of Incorporation, not more than 0.3 percent of our annual profits (defined under local law), after recovering any losses incurred in prior years, may be distributed as compensation to our directors and at least one percent of our annual profits may be distributed as profit sharing bonuses to employees, including executive officers. Compensation to directors is always paid in cash, while bonuses to our executive officers may be granted in cash, stock, or stock options or the combination of all these three. Individual awards are based on each individual’s job responsibility, contribution and performance. See note 31 to our consolidated financial statements. Under our Articles of Incorporation, directors who also serve as executive officers are not entitled to any director compensation.

Remuneration Paid to Directors

The following table presents the remuneration paid and benefits in kind granted to our non-employee directors in 2019:

Name/Title	Fees Earned or Paid in Cash	Stock Awards	All Other Compensation(3)	Total
	NT$	NT$	NT$	NT$	US$
	(in millions)
Mark Liu, Chairman	291.9	—	1.6	293.4	9.8
F.C. Tseng, Director(1)	9.6	—	1.7	11.3	0.4
Mei-ling Chen, Director (Representative of National Development Fund, Executive Yuan)	9.6	—	—	9.6	0.3
Sir Peter L. Bonfield, Independent Director	14.8	—	—	14.8	0.5
Stan Shih, Independent Director	12.0	—	—	12.0	0.4
Kok-Choo Chen, Independent Director	12.0	—	—	12.0	0.4
Michael R. Splinter, Independent Director	14.8	—	—	14.8	0.5
Moshe N. Gavrielov, Independent Director(2)	8.5	—	—	8.5	0.3

Total	373.2	—	3.3	376.4	12.6

(1)	In addition to the above, F.C. Tseng received NT$8.9 million of compensation from non-consolidated affiliates and NT$14.4 million of Advisor Fee from TSMC.
(2)	Mr. Moshe N. Gavrielov was elected as TSMC’s independent director at TSMC’s Annual Shareholders’ Meeting on June 5, 2019.
(3)	Included pensions funded according to applicable law and expenses for company cars, but did not include compensation paid to car drivers made available to directors.

Compensation Paid to Executive Officers(1)

The following table presents the compensation paid and benefits in kind granted to our executive officers in 2019:

Name/Title	Salary	Bonus(4)	Stock Awards	All Other Compensation(5)	Total
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
C.C. Wei, Chief Executive Officer	10.2	279.1	—	4.1	293.4	9.8
Wendell Huang, Vice President & Chief Financial Officer/ Spokesperson(2)	1.3	14.6	—	1.0	16.9	0.6

Lora Ho, Senior Vice President
Wei-Jen Lo, Senior Vice President
Rick Cassidy, Senior Vice President
Y.P. Chin, Senior Vice President
Y.J. Mii, Senior Vice President
J.K. Lin, Senior Vice President
J.K. Wang, Senior Vice President
N.S. Tsai, Vice President(3)
Irene Sun, Vice President(3)
Cliff Hou, Vice President
Sylvia Fang, Vice President & General Counsel/ Corporate Governance Officer
Connie Ma, Vice President	99.4	1,094.3	—	41.6	1,235.4	41.3	(6)
Y.L. Wang, Vice President
Doug Yu, Vice President
Alexander Kalnitsky, Vice President & TSMC Fellow
Kevin Zhang, Vice President
T.S. Chang, Vice President & TSMC Fellow
Michael Wu, Vice President
Min Cao, Vice President
H.-S. Philip Wong, Vice President(3)
Marvin Liao, Vice President
Y.H. Liaw, Vice President(2)
Simon Jang, Vice President(2)

Total	111.0	1,388.0	—	46.8	1,545.7	51.7

(1)

The total compensation paid to the executive officers is decided based on their job responsibility, contribution, company performance and projected future risks the Company will face. It is reviewed by the Compensation Committee then submitted to the Board of Directors for approval.

(2)	Wendell Huang, Y.H. Liaw and Simon Jang were promoted to Vice President in 2019. These amounts did not include compensation for the period before their promotion.
(3)	N.S. Tsai and Irene Sun retired in 2019. H.-S. Philip Wong resigned on April 1, 2020 and became a special consultant to TSMC.
(4)	Included cash bonus and profit sharing bonus.
(5)

Included pensions funded according to applicable law and expenses for company cars. In accordance with TSMC Procedure of Retirement, we made the pension payment of NT$28 million to N.S. Tsai and Irene Sun.

(6)	Aggregate amount for executive officers other than C.C. Wei and Wendell Huang.

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

Currently, the Audit Committee consists of five members comprising all of our independent directors. The members of the Audit Committee are Sir Peter L. Bonfield, the Chairman of our Audit Committee, Mr. Stan Shih, Ms. Kok-Choo Chen, Mr. Michael R. Splinter, and Mr. Moshe N. Gavrielov. In addition, Mr. Jan C. Lobbezoo was appointed to serve as a financial expert consultant to the Audit Committee from February 14, 2006 onwards. See “Item 16A. Audit Committee Financial Expert”. The Audit Committee is required to meet at least once every quarter. Our Audit Committee charter grants the Audit Committee the authority to conduct any investigation which it deems appropriate to fulfill its responsibilities. It has direct access to all our books, records, facilities, and personnel, as well as our registered public accountants. It has the authority to, among other things, appoint, terminate and approve all fees to be paid to our registered public accountants, subject to the approval of the board of directors as appropriate, and to oversee the work performed by the registered public accountants. The Audit Committee also has the authority to engage special legal, accounting, or other consultants it deems necessary in the performance of its duties. Beginning on January 1, 2007, the Audit Committee also assumed the responsibilities of supervisors pursuant to the R.O.C. Securities and Exchange Law.

The Audit Committee convened four regular meetings and one special meeting in 2019. In addition to these meetings, the Audit Committee members and consultant participated in four telephone conferences to discuss our Annual Report to be filed with the Taiwan and U.S. authorities and investor conference materials with management.

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

The members of the Compensation Committee are appointed by the Board as required by R.O.C. law. The Compensation Committee, by its charter, shall consist of no fewer than three independent directors of the Board. Currently, the Compensation Committee comprises all of our five independent directors and Mr. Yancey Hai, the Chairman of Delta Electronics, Inc., an independent non-director member who was appointed pursuant to R.O.C. law. The members of the Compensation Committee are Mr. Michael R. Splinter, the Chairman of our Compensation Committee, Sir Peter L. Bonfield, Mr. Stan Shih, Ms. Kok-Choo Chen, Mr. Moshe N. Gavrielov and Mr. Yancey Hai.

The Compensation Committee convened four regular meetings in 2019.

Employees

The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2017	2018	2019
Managers	5,107	5,294	5,364
Professionals	21,895	22,285	24,416
Assistant Engineers/Clericals	4,082	4,109	4,357
Technicians	17,518	17,064	17,160

Total	48,602	48,752	51,297

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2017	2018	2019
Hsinchu Science Park, Taiwan	24,488	23,998	24,442
Southern Taiwan Science Park, Taiwan	10,276	11,157	12,771
Central Taiwan Science Park, Taiwan	6,825	6,868	7,333
Taoyuan County, Taiwan	1,804	1,482	1,475
China	3,598	3,634	3,679
North America	1,522	1,522	1,513
Europe	54	55	50
Japan	32	33	32
Korea	3	3	2

Total	48,602	48,752	51,297

As of December 31, 2019, our total employee population was 51,297 with an educational makeup of 4.5% Ph.Ds, 44.7% masters, 25.3% university bachelors, 10.6% college degrees and 14.8% others. Among this employee population, 58.1% were at a managerial or professional level. Continuous learning is the cornerstone of our employee development strategy. Individual development plans are tailor-made to individual development needs for each employee. Employee development is further supported and enforced by a comprehensive network of resources including on the job training, coaching, mentoring, job rotation, classroom training, e-learning and external learning opportunities.

Pursuant to our Articles of Incorporation, our employees participate in our profits sharing program by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our annual profits (defined under local law), after recovering any losses incurred in prior years. Our practice has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In 2018 and 2019, we distributed an employees’ cash bonus of NT$23,570 million and an annual employees’ cash profit sharing bonus of NT$23,570 million to our employees in relation to year 2018 profits. In 2019 and 2020, we distributed an employees’ cash bonus of NT$23,166 million (US$775 million) to our employees in relation to year 2019 profits. Annual employees’ cash profit sharing bonus of NT$23,166 million (US$775 million) in relation to year 2019 profits will be distributed in July 2020.

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

Major Shareholders

The following table sets forth certain information as of February 29, 2020, with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

Names of Shareholders	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares
National Development Fund, Executive Yuan	1,653,709,980	6.38%
Capital World Investors(1)	1,336,913,550	5.16%
BlackRock, Inc.(2)	1,335,216,856	5.15%
Directors and executive officers as a group(3)	90,097,198	0.35%

(1)

According to the Schedule 13G of Capital World Investors filed with the Securities and Exchange Commission on February 14, 2020, Capital World Investors divisions of Capital Research and Management Company and Capital International Limited collectively provide investment management services under the name Capital World Investors. Capital World Investors is deemed to be the beneficial owner of the number of common shares listed above. We do not have further information with respect to Capital World Investors’ ownership in us subsequent to its Schedule 13G filed on February 14, 2020.

(2)

According to the Schedule 13G of BlackRock, Inc. filed with the Securities and Exchange Commission on February 6, 2020, BlackRock, Inc. is the parent holding company or control person of several entities with interests in us. We do not have further information with respect to BlackRock, Inc.’s ownership in us subsequent to its Schedule 13G filed on February 6, 2020.

(3)	Excluded ownership of the National Development Fund, Executive Yuan.

As of February 29, 2020, a total of 25,930,380,458 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through their custodians in the R.O.C. As of February 29, 2020, 5,325,454,093 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., advised us that, as of February 29, 2020, 1,065,090,813 ADSs, representing 5,325,454,093 common shares, were held of record by Cede & Co. and 169 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

Our major shareholders have the same voting rights as our other shareholders. For a description of the voting rights of our shareholders, see “Item 10. Additional Information – Description of Common Shares – Voting Rights”.

We are currently not aware of any arrangement that may at a subsequent date result in a change of control of us.

Related Party Transactions

Vanguard International Semiconductor Corporation (“VIS”)

In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated DRAM manufacturer. VIS commenced volume commercial production in 1995 and listed its shares on the Taipei Exchange in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 29, 2020, we owned approximately 28.3% of the equity interest in VIS.

On April 1, 2004, we entered into an agreement with VIS with an initial term of two years. During the term of this agreement, VIS was obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC was required to use its best commercial efforts to maintain utilization of such reserved capacity within a specified range of wafers per month. Pursuant to its terms, upon expiration of its initial two-year term, this agreement is to be automatically renewed for additional one year periods unless earlier terminated by the parties. This Agreement has been so renewed per its terms. We pay VIS at a fixed discount to the actual selling price as mutually agreed between the parties in respect of each purchase order. In 2019, we had total purchases of NT$3,093 million (US$103 million) from VIS, representing 0.5% of our total cost of revenue.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”)

SSMC is a joint venture in Singapore that we established with Philips and EDB Investment Pte. Ltd. to produce integrated circuits by means of advanced submicron manufacturing processes. These integrated circuits are made pursuant to the product design specifications provided primarily by us and Philips under an agreement with Philips, and EDB Investment Pte. Ltd. (the “SSMC Shareholders Agreement”) in March 1999 and, primarily by us and NXP Semiconductors N.V. (“NXP”), subsequent to the assignment by Philips of its rights to NXP and NXP’s assumption of Philips’ obligations under the SSMC Shareholders Agreement pursuant to the Assignment and Assumption Agreement effective September 25, 2006. SSMC’s business is limited to manufacturing wafers for us, our subsidiaries, NXP and NXP’s subsidiaries. In November 15, 2006, we and NXP exercised the option rights under the SSMC Shareholders Agreement to purchase all of the SSMC shares owned by EDB Investment Pte. Ltd. As a result, we now own 38.8%, and NXP owns 61.2% of SSMC. While we, together with NXP, have the right to purchase up to 100% of SSMC’s annual capacity, we and NXP are required to purchase, in the aggregate, at least 70% of SSMC’s full capacity. See below for a detailed discussion of the contract terms we entered into with SSMC.

We entered into a technology cooperation agreement with SSMC effective March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our metal oxide semiconductor (“MOS”) integrated circuits wafer volume production fabs. In return, we agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2019, we had total purchases of NT$3,209 million (US$107 million) from SSMC, representing 0.6% of our total cost of revenue.

Global Unichip Corporation (“GUC”)

In January 2003, we acquired a 52.0% equity interest in GUC, a SoC design service company that provides large scale SoC implementation services. GUC listed its shares on the Taiwan Stock Exchange in November 2006. As of February 29, 2020, we owned approximately 34.8% of the equity interest in GUC.

In 2019, we had total sales of NT$5,654 million (US$189 million) to GUC, representing 0.5% of our total revenue.

Xintec, Inc. (“Xintec”)

In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Xintec listed its shares on the Taipei Exchange in March 2015. Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. As of February 29, 2020, we owned approximately 41.0% of the equity interest in Xintec.

In 2019, we incurred total manufacturing expenses of NT$2,823 million (US$94 million) from Xintec, representing 0.5% of our total cost of revenue.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements”. Other than as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual consolidated financial statements.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have received from time to time communications from third parties asserting that our technologies, our manufacturing processes, or the design of the semiconductors made by us or the use of those semiconductors by our customers may infringe upon their patents or other intellectual property rights. These assertions have at times resulted in litigation by or against us and settlement payments by us. Irrespective of the validity of these claims, we could incur significant costs in the defense thereof or could suffer adverse effects on our operations. We are also subject to antitrust compliance requirements and scrutiny by governmental regulators in multiple jurisdictions. Any adverse results of such proceeding or other similar proceedings that may arise in those jurisdictions could harm our business and distract our management, and thereby have a material adverse effect on our results of operations or prospects, and subject us to potential significant legal liability.

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

In February 2019, Innovative Foundry Technologies LLC (“IFT”) filed a complaint in the U.S. District Court for the District of Delaware alleging that TSMC and TSMC Technology Inc. infringe five U.S. patents. IFT also filed a complaint in the U.S. International Trade Commission (the “ITC”) alleging that TSMC, TSMC North America, TSMC Technology Inc., and other companies infringe the same patents. The ITC instituted an investigation in March 2019. Both parties agreed to end the dispute and the ITC terminated the investigation in October 2019. The pending litigation in the U.S. District Court for the District of Delaware was dismissed at the same time.

Other than the matters described above, we were not a party to any other material litigation as of December 31, 2019 and are not currently a party to any other material litigation.

Dividends and Dividend Policy

Except as otherwise specified in the Articles of Incorporation or under the R.O.C. law, we will not pay dividends or make other distributions to shareholders when there are no earnings. The R.O.C. Company Act also requires that 10% of annual net income (less prior years’ losses and outstanding taxes) be set aside as legal reserve until the accumulated legal reserve equals our paid-in capital. Our profits may be distributed by way of cash dividend, stock dividend, or a combination of cash and stock. Pursuant to our Articles of Incorporations, distributions of profits shall be made preferably by way of cash dividend. In addition, the ratio for stock dividends shall not exceed 50% of the total distribution. Distribution of stock dividends is subject to approval by the R.O.C. FSC.

On February 19, 2019, our board of directors adopted a proposal recommending distribution of a 2018 cash dividend of NT$8 per common share, which was approved by the annual general meeting of shareholders on June 5, 2019. In the same meeting, shareholders also approved the amendments to our Articles of Incorporation to authorize our board of directors to approve quarterly cash dividends after the close of each quarter, after which the dividend will be distributed within six months. In the subsequent board meetings, our board of directors approved quarterly cash dividends, of which the respective amounts and payment dates are demonstrated in the table below.

Period	Approved Date	Payment Date	Cash Dividends Per Share (NT$)	Total Amount (NT$)
2018	June 5, 2019	July 18, 2019	8.00	207,443,043,664
First quarter of 2019	June 5, 2019	October 17, 2019	2.00	51,860,760,916
Second quarter of 2019	August 13, 2019	January 16, 2020	2.50	64,825,951,145
Third quarter of 2019	November 12, 2019	April 16, 2020	2.50	64,825,951,145
Fourth quarter of 2019	February 11, 2020	July 16, 2020	2.50	64,825,951,145

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

General

Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares, of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,930,380,458 common shares were issued and outstanding both as of December 31, 2019 and February 29, 2020. No employee stock options were outstanding as of December 31, 2019 and February 29, 2020.

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

Before The R.O.C. Company Act was amended in August 2018, the board of directors submitted our financial statements for the preceding fiscal year and any proposal for the distribution of a dividend or the making of any other distribution to shareholders from our earnings or retained earnings (subject to compliance with the requirements described above) at the end of the preceding fiscal year to the shareholders for their approval at the annual general meeting of our shareholders. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination thereof, as determined by the shareholders at the meeting.

The R.O.C. Company Act, amended in August 2018, allows a company, as authorized by its Articles of Incorporation, to distribute dividends on a quarterly basis or a semi-annual basis and to have its board of directors to approve the dividends in cash. Our 2019 Annual Shareholders’ Meeting has approved the amendments to the Articles of Incorporation to authorize our board of directors to approve cash dividends after the close of each quarter.

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

The R.O.C. Company Act also provides that in order to approve certain major corporate actions, including but not limited to, (i) any amendment to the articles of incorporation (which is required for, among other actions, any increase in authorized share capital), (ii) execution, modification or termination of any contracts regarding leasing of all business or joint operations or mandate of the company’s business to other persons, (iii) the dissolution, amalgamation or spin-off of a company or the transfer of the whole or an important part of its business or its properties or the taking over of the whole of the business or properties of any other company which would have a significant impact on the acquiring company’s operations or (iv) the removal of directors or supervisors or (v) the distribution of any stock dividend, a meeting of the shareholders must be convened with a quorum of holders of at least two-thirds of all issued and outstanding shares of common stock at which the holders of at least a majority of the common stock represented at the meeting vote in favor thereof. However, in the case of a publicly held company such as us, such a resolution may be adopted by the holders of at least two-thirds of the shares of common stock represented at a shareholders’ meeting at which holders of at least a majority of the issued and outstanding shares of common stock are present.

A shareholder may be represented at a shareholders’ meeting by proxy. A valid proxy must be delivered to us at least five days prior to the commencement of the shareholders’ meeting.

Holders of ADSs will not have the right to exercise voting rights with respect to the common shares represented thereby, except as described in “— Voting of Deposited Securities”.

Other Rights of Shareholders

Under the R.O.C. Company Act, dissenting shareholders are entitled to appraisal rights in the event of amalgamation, spin-off or certain other major corporate actions. A dissenting shareholder may request us to redeem all of the shares owned by that shareholder at a fair price to be determined by mutual agreement or a court order if agreement cannot be reached. A shareholder may exercise these appraisal rights by serving a written notice on us prior to the related shareholders’ meeting and by raising an objection at the shareholders’ meeting. In addition to appraisal rights, any shareholder has the right to sue for the annulment of any resolution adopted at a shareholders’ meeting where the procedures were legally defective within thirty days after the date of such shareholders’ meeting. One or more shareholders who have held one percent or more of our issued and outstanding shares for six months or longer may require the audit committee to bring a derivative action against a director for that director’s liability to us as a result of that director’s unlawful actions or failure to act. In addition, one or more shareholders who have held three percent or more of our issued and outstanding shares for over a year may require the board of directors to convene a special shareholders’ meeting by sending a written request to the board of directors, while one or more shareholders who have held over 50% of our issued and outstanding shares for three months may convene a special shareholders’ meeting by themselves.

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

We may not pledge or hypothecate any purchased common shares. In addition, we may not exercise any shareholders’ rights attached to such common shares. In the event that we purchase our common shares on the Taiwan Stock Exchange, our affiliates, directors, managers and shareholders, together with their respective spouses, minor children and nominees holding more than 10% of our total shares (as well as such respective spouses, minor children and nominees) are prohibited from selling any of our common shares during the period in which we purchase our common shares.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions to holders of preferred shares, if any, will be distributed pro rata to our shareholders in accordance with the R.O.C. Company Act.

Transaction Restrictions

The R.O.C. Securities and Exchange Law (i) requires each director, supervisor, manager or shareholder, together with its/his/her spouse, minor children or nominees, holding more than ten percent of the shares of a public company to report the amount of that person’s shareholding (as well as the shareholding of its/his/her spouse, minor children or nominees), on a monthly basis, to that company and (ii) limits the number of shares that can be sold or transferred on the Taiwan Stock Exchange or on the Taipei Exchange by that person, as well as its/his/her respective spouse, minor children or nominees, per day. The above sale and transfer of shares can be made only after that person (as well as its/his/her respective spouse, minor children or nominees) has held the shares for more than six months and that person should report to the R.O.C. FSC at least three days before the intended sale or transfer; unless the number of shares to be sold or transferred does not exceed 10,000.

Material Contracts

TSMC is not currently a party to any material contract, other than contracts entered into in the ordinary course of our business.

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

The R.O.C. FSC announced on April 30, 2009 the Regulations Governing Mainland Chinese Investors’ Securities Investments (“P.R.C. Regulations”) and amended the same on October 6, 2010. According to the P.R.C. Regulations, a P.R.C. qualified domestic institutional investor (“QDII”) is allowed to invest in R.O.C. securities (including less than 10% shareholding of an R.O.C. company listed on Taiwan Stock Exchange or the Taipei Exchange. Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. For each QDII, the custodians of such QDIIs must apply with the Taiwan Stock Exchange for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the R.O.C. securities market with the amount approved by the Taiwan Stock Exchange. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment of certain other industries in a given company is restricted to a certain percentage pursuant to a list promulgated by the FSC and amended from time to time. P.R.C. investors other than QDII, however, are prohibited from making investments in an R.O.C. company listed on the Taiwan Stock Exchange or the Taipei Exchange, unless with approval from the Investment Commission of the R.O.C. Ministry of Economic Affairs for its investment of 10% or more (or other percentage applicable to certain restricted industries) of the equity interest of such R.O.C. company.

In addition to investments permitted under the P.R.C. Regulations, P.R.C. investors who wish to make (i) direct investment in the shares of R.O.C. private companies or (ii) investments, individually or aggregately, in 10% or more (or other percentage applicable to certain restricted industries) of the equity interest of an R.O.C. company listed on the Taiwan Stock Exchange or the Taipei Exchange are required to submit an investment approval application to the Investment Commission of the R.O.C. Ministry of Economic Affairs or other government authority. The Investment Commission of the R.O.C. Ministry of Economic Affairs or such other government authority reviews Investment Approval application and approves or disapproves each application after consultation with other governmental agencies. Furthermore, P.R.C. investor who wishes to be elected as an R.O.C. company’s director or supervisor shall also submit an investment approval application to the Investment Commission of the R.O.C. Ministry of Economic Affairs or other government authority for approval.

Depositary Receipts

In April 1992, the R.O.C. FSC enacted regulations permitting R.O.C. companies with securities listed on the Taiwan Stock Exchange, with the prior approval of the R.O.C. FSC, to sponsor the issuance and sale to foreign investors of depositary receipts. Depositary receipts represent deposited shares of R.O.C. companies. In December 1994, the R.O.C. FSC allowed companies whose shares are listed on the Taiwan Stock Exchange or traded on the Taipei Exchange, upon approval of the R.O.C. FSC, to sponsor the issuance and sale of depositary receipts.

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

•

if permitted under the deposit agreement and custody agreement, the deposit of common shares purchased by any person directly or through a depositary bank on the Taiwan Stock Exchange or the Taipei Exchange (as applicable) or held by such person for deposit in the depositary receipt facility.

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

Under existing R.O.C. laws and regulations relating to foreign exchange control, a depositary may, without obtaining further approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the R.O.C., convert NT dollars into other currencies, including U.S. dollars, in respect of the following: proceeds of the sale of shares represented by depositary receipts, proceeds of the sale of shares received as stock dividends and deposited into the depositary receipt facility and any cash dividends or cash distributions received. In addition, a depositary, also without any of these approvals, may convert inward remittances of payments into NT dollars for purchases of underlying shares for deposit into the depositary receipt facility against the creation of additional depositary receipts. A depositary may be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis for conversion from NT dollars into other currencies relating to the sale of subscription rights for new shares. Proceeds from the sale of any underlying shares by holders of depositary receipts withdrawn from the depositary receipt facility may be converted into other currencies without obtaining Central Bank of the Republic of China (Taiwan) approval. Proceeds from the sale of the underlying shares withdrawn from the depositary receipt facility may be used for reinvestment in the Taiwan Stock Exchange or the Taipei Exchange, subject to compliance with applicable laws and regulations.

Direct Share Offerings

Since 1997, the R.O.C. government has amended regulations to permit R.O.C. companies listed on the Taiwan Stock Exchange or the Taipei Exchange to issue shares directly (not through depositary receipt facility) overseas.

Overseas Corporate Bonds

Since 1989, the R.O.C. FSC has approved a series of overseas bonds issued by R.O.C. companies listed on the Taiwan Stock Exchange or the Taipei Exchange in offerings outside the R.O.C. Under current R.O.C. law, these overseas corporate bonds can be:

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

The relevant regulations also permit public companies to issue corporate debt in offerings outside the R.O.C. Proceeds from the sale of the shares converted from overseas convertible bonds may be used for reinvestment in securities listed on the Taiwan Stock Exchange or traded on the Taipei Exchange, subject to compliance with applicable laws and regulations.

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

Taxation

R.O.C. Taxation

The following is a general summary of the principal R.O.C. tax consequences of the ownership and disposition of ADSs or common shares by and to a non-resident individual or entity. It applies only to a holder that is:

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

Sales of ADSs are not regarded as sales of R.O.C. securities and thus any gains derived from transfers of ADSs are not regarded as R.O.C-sourced income. Accordingly, any gains derived from transfers of ADSs by holders are not currently subject to R.O.C. income tax.

Subscription Rights. Distributions of statutory subscription rights for common shares in compliance with R.O.C. law are not subject to any R.O.C. tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Holders are exempt from income tax on capital gains from the sale of statutory subscription rights evidenced by securities. Proceeds derived from sales of statutory subscription rights are not subject to securities transaction tax but the capital gains are subject to R.O.C income tax at a fixed rate of 20%.

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

Tax Treaty. The R.O.C. does not have a double taxation treaty with the United States. On the other hand, the R.O.C. has double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, North Macedonia, Israel, Gambia, the Netherlands, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, Eswatini, India, Slovakia, Switzerland, Germany, Thailand, Luxembourg, Kiribati, Austria, Italy, Japan, Canada and Poland which may limit the rate of R.O.C. withholding tax on dividends paid with respect to common shares in R.O.C. companies. The ADS holders may or may not be considered to hold common shares for the purposes of these treaties. The holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.

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

Taxation of Distributions

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay in respect of your common shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our common shares, including the amount of any R.O.C. tax withheld, will be treated as a dividend that is subject to United States federal income taxation. Because we do not expect to calculate our earnings and profits under U.S. federal income tax principles, a U.S. holder should expect that any distribution made by us to such holder will generally be treated as a dividend. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold our common shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on the New York Stock Exchange or another established securities market in the United States. Our ADSs are listed on the New York Stock Exchange, and we therefore expect that dividends we pay with respect to the ADSs will be qualified dividend income. It is unclear whether dividends we pay with respect to the common shares will be qualified dividend income. The dividend is taxable to you when you, in the case of common shares, or the Depositary, in the case of ADSs, receive the dividend actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the NT Dollar payments made, determined at the spot NT Dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the common shares or ADSs during the three preceding taxable years or, if shorter, the portion of your holding period for the common shares or ADSs that preceded the taxable year in which you receive the distribution).

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

Documents on Display

The SEC maintains a website www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC. Please note that copies of the Company’s Form 20-F and Form SD filed by us can be inspected at the website set forth above and are also available on our website at www.tsmc.com (the website does not form part of this annual report on Form 20-F).

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to financial market risks, primarily in currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign Currency Risk: The majority of our revenue is denominated in U.S. dollar and over one-half of our capital expenditures are denominated in currencies other than NT dollar, primarily in U.S. dollar, Japanese yen and Euro. As a result, any significant fluctuations to our disadvantage in exchange rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on our revenue and operating profit as expressed in NT dollar.

We use foreign currency derivatives contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities and certain forecasted transactions. We also utilize U.S. dollar-denominated debt to partially offset currency risk arising from U.S. dollar-denominated receivables for balance sheet hedges. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on our assets and liabilities. Based on a sensitivity analysis performed on our total monetary assets and liabilities on December 31, 2019, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased our net income by NT$2,137 million (US$71 million) and decreased our other comprehensive income by NT$108 million (US$4 million), after taking into account hedges and offsetting positions. For further information, please refer to note 8, note 11 and note 34 to the consolidated financial statements.

Interest Rate Risks: We are exposed to interest rate risks primarily related to our investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on our cash and cash equivalents, and fixed income securities, the fair value of those securities, as well as interest paid on our debt.

The objective of our investment policy is to achieve a return that will allow us to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. Our cash and cash equivalents as well as fixed income investments in both fixed- and floating-rate securities carry a degree of interest rate risk. The majority of our fixed income investments are fixed-rate securities and classified as financial assets at fair value through other comprehensive income, and may have their fair value adversely affected due to a rise in interest rates, while cash and cash equivalents as well as floating-rate securities may generate less interest income than predicted if interest rates fall.

We have entered, and may enter in the future, into interest rate futures to partially hedge the interest rate risk on our fixed income investments. However, these hedges can offset only a small portion of the financial impact from movement in interest rates.

Based on a sensitivity analysis performed on our fixed income investments with an aggregate carrying amount of NT$135,086 million (US$4,516 million) as of December 31, 2019, a hypothetical adverse interest rate change of 100 basis points across all maturities would have decreased our net income by approximately NT$1 million (US$0.03 million) and our other comprehensive income by NT$3,517 million (US$118 million), after taking into account interest rate hedges. For further information, please refer to note 8, note 9, note 10, note 11 and note 34 to the consolidated financial statements.

As of December 31, 2019, we had outstanding floating- and fixed-rate debt with varying maturities for an aggregate carrying amount of NT$175,422 million (US$5,865 million). All of our short-term debt are floating-rate, hence a rise in interest rates may incur higher interest expense than predicted; all of our long-term debt are fixed-rate and measured at amortized cost. As such, changes in interest rates would not affect the future cash flows and the fair value. For further information, please refer to note 18, note 20 and note 34 to the consolidated financial statements.

Certain of our fixed income investments and short-term debt are primarily based on the London Interbank Offered Rate (“LIBOR”), which is expected to be replaced by other benchmark rate after 2021. We cannot predict the consequences and timing of these developments, and if such transition may cause a reduction in our interest income and/or an increase in our interest expense.

Other Market Risk: Our equity securities are subject to a wide variety of market-related risks that could substantially reduce the fair value of our holdings. We currently do not reduce our equity market exposure through hedging activities. As of December 31, 2019, we had investments in private equity securities mostly through a number of investment funds with a carrying value of NT$4,124 million (US$138 million). Based on a sensitivity analysis performed on our equity investments as of December 31, 2019, a hypothetical adverse price change of 10% would have decreased our other comprehensive income by approximately NT$402 million (US$13 million). The actual disposal value of these investments may be significantly different from their carrying value. For further information, please refer to note 34 to the consolidated financial statements.

ITEM 12D.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Depositary Fees and Charges

Under the terms of the Depository Agreement for the TSMC American Depositary Shares (ADSs), an ADS holder may have to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADS	Up to US$0.05 (or fractions thereof) per ADS issued

Cancellation of ADS	Up to US$0.05 (or fractions thereof) per ADS cancelled

Distribution of cash proceeds (i.e. upon sale of rights and other entitlements)	Up to US$0.02 (or fractions thereof) per ADS held

Distribution of ADS rights or other free distributions of Stock (excluding stock dividends)	Up to US$0.05 (or fractions thereof) per ADS issued

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these transaction fees to their clients.

Depositary Payment

In 2019, we received reimbursement of proxy related expenses (printing, postage and distribution) of US$118,462 from Citibank, N.A., the Depositary Bank for our ADR program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Pursuant to Rule 13(a)-15(b) of the Securities Exchange Act of 1934, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officers and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2019.

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

As of the end of 2019, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2019 was effective.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our company’s internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included at the end of this Item 15.

Changes in Internal Control over Financial Reporting. During 2019, there was no material change to our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Taiwan Semiconductor Manufacturing Company Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated April 15, 2020, expressed an unqualified opinion on those financial statements.

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
April 15, 2020

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

The table below summarizes the fees that we paid for services provided by Deloitte & Touche and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2018 and 2019.

	2018	2019
	NT$	NT$
	(In thousands)
Audit Fees	55,323	63,920
All Other Fees	—	83

Total	55,323	64,003

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

All Other Fees. This category consists of research tool for accounting standards and regulations.

Our policy and procedures require all services performed by Deloitte & Touche to be pre-approved by the Audit Committee. The Audit Committee agreed to delegate to the Chairman of the Audit Committee authority to pre-approve non-material unanticipated non-audit services and to report any such items to the Audit Committee for ratification at its next scheduled meeting. All audit and non-audit services performed by Deloitte & Touche in 2018 and 2019 were pre-approved by the Audit Committee.

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

The most relevant differences between TSMC corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US Companies under Listed Company Manual Section 303A	TSMC Corporate Practices
NYSE Section 303A.01 requires a NYSE-listed company to have a majority of independent directors on its board of directors.	Taiwan law does not require a board of directors of publicly traded companies to consist of a majority of independent directors. Taiwan law requires public companies meeting certain criteria to have at least two independent directors but no less than one fifth of the total number of directors on its board of directors. In addition, Taiwan law requires public companies to disclose information pertaining to their directors, including their independence status. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for information on the total number of TSMC directors and directors who would be considered independent under NYSE Section 303A.02 and Taiwan law.

NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the listed company either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company).	Taiwan law establishes comparable standards to evaluate director independence. For further information, please consult TSMC’s Taiwan annual report for the relevant year.

NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	Taiwan law does not contain such a requirement. Except for meetings of sub-committees of the board of directors and those held by managing directors, Taiwan law does not allow separate board meetings of part but not all of the board of directors.

NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.	Taiwan law does not contain such a requirement. However, TSMC’s directors must be nominated either by the shareholders or by the entire board of directors.

NYSE Section 303A.05(a) requires listed companies to have a compensation committee comprised entirely of independent directors.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its compensation committee since 2003, which has met the requirements under the Taiwan law. Taiwan law permits a non-director independent member, appointed by the board of directors, to serve as a member on the compensation committee, so long as such member meets the independent and other requirements under the relevant Taiwan law. Also, as required by the TWSE, the compensation committee of the companies listed on the TWSE must consist of a majority of independent directors, and all the members of the compensation committee shall elect an independent director to act as the convener and the chairperson of the meeting. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition and functions of its compensation committee.

NYSE Section 303A.05(b) requires a compensation committee’s charter to establish certain minimum responsibilities and to provide for an annual evaluation of the committee’s performance.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its compensation committee since 2003, which has met the requirements under the Taiwan law, and TSMC’s compensation committee charter contains the same responsibilities as those provided under NYSE Section 303A.05(b)(i) and mandates the committee to review the adequacy of its charter annually.

NYSE Section 303A.06 requires listed companies to have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the Exchange Act). Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005.	TSMC voluntarily established its audit committee before the promulgation of related Taiwan law. Our audit committee fully complies with both local law requirements and corporate governance standards. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.

NYSE Section 303A.07(a) requires an audit committee to consist of at least three board members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee of which at least one shall have accounting or financial expertise. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.

NYSE Section 303A.07(a) requires that if an audit committee member is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of that company shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report on Form 10-K filed with the SEC.	Taiwan law does not contain such requirement. Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee. Taiwan law forbids an independent director from serving as an independent director on a total of more than four Taiwan public companies.

NYSE Section 303A.07(a) All members of the audit committee are required to be independent.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee.

NYSE Section 303A.07(b) requires an audit committee to have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Rule 10A-3(b)(2), (3), (4) & (5) of the Exchange Act.	Taiwan law requires comparable standards. TSMC currently has a written audit committee charter containing the same duties and responsibilities as those provided under Section 10A-3(b)(1) of the Exchange Act.

NYSE Section 303A.07(b)(iii)(B) and (C) establishes audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (ii) to discuss the company’s press releases relating to its earnings as well as the financial information and guidelines relating to its earnings that are supplied to analysts and rating agencies.	TSMC’s written audit committee charter establishes the same audit committee objectives.

NYSE Section 303A.07(b)(iii)(G) requires an audit committee to establish clear policies for hiring external auditor’s employees.	Taiwan law does not contain such requirement.

NYSE Section 303A.07(c) requires each company to have an internal audit function that provides to the management and to the audit committee ongoing assessments on the company’s risk management processes and internal control system.	Taiwan law requires public companies to establish an internal audit function. Internal auditors are subject to strict qualification standards under Taiwan law, which require the board of directors to approve the appointment of the head of a company’s internal audit function. TSMC’s internal audit function has substantially the same responsibilities as provided under NYSE Section 303A.07(d).

NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Taiwan law imposes a similar requirement. TSMC currently does not have any equity based compensation plan. Employee stock option plans (“ESOPs”) are required to be approved by the board of directors. Shareholders’ approval is not required if the number of options granted under the relevant ESOP does not exceed the reservation made in TSMC’s Articles of Incorporation and if the exercise price is not below the price as determined by relevant regulations. Otherwise, any change to such reservation in the Articles requires shareholders’ approval.

NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the compensation committee.)	Taiwan law does not contain such requirement. Under Taiwan law, if a listed company has voluntarily adopted corporate governance guidelines, it must inform investors how to access such guidelines.

NYSE Section 303A.09 requires the board of directors to make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon.	Starting from 2020, companies listed on the TWSE are required by TWSE’s new rule to conduct self-assessment or peer assessment on the performance of the board of directors and each director every year and to submit the assessment results to TWSE by the end of the first quarter of the next year. TSMC has been conducting annual self-assessment on its Audit Committee’s performance since 2011 and will comply with TWSE’s new requirement accordingly.

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain.	Taiwan law does not contain such requirement. But, because of sound corporate governance principles, TSMC has adopted an “Ethics and Business Conduct Policy”, which complies with the Sarbanes-Oxley Act’s requirements concerning financial officers and CEO accountability.

NYSE Section 303A.12(a) requires the CEO, on a yearly basis, to certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance.	Taiwan law does not contain such a requirement. But, in order to comply with relevant SEC regulations, TSMC’s CEO is required to certify in TSMC’s 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of TSMC.

NYSE Section 303A.12(b) requires the CEO to notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.	Taiwan law does not contain such requirement. But, in order to be consistent with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC’s CEO complies with the notice provision as set forth under NYSE Section 303A.12(b).

NYSE Section 303A.12(c) requires each listed company to submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation each time a specified change occurs in the board or any of the committees subject to Section 303A.	Taiwan law does not contain such requirement. But, in order to comply with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC complies with NYSE Section 303A.12(c).

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Refer to the consolidated financial statements on page F-1.

ITEM 19.	EXHIBITS

(a)	See page F-1 for an index of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

	1.1	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on June 5, 2019.

	2a.1	Description of Securities Registered Under Section 12 of The Exchange Act

	2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

	3.1(1)	Rules for Election of Directors, as amended and restated on June 12, 2012.

	3.2	Rules and Procedures of Board of Directors Meetings, as amended and restated on May 14, 2019.

	3.3(2)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002. (P)

	4.1(10)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2017 to July 31, 2037) (in Chinese with English summary).

	4.2(11)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 1, 2018 to April 30, 2038) (English summary).

	4.3	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective November 1, 2019 to October 31, 2039) (English summary).

	4.4(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective December 4, 2009 to December 31, 2028) (English summary).

	4.5(5)	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective July 1, 2015 to December 31, 2034) (in Chinese with English summary).

	4.6(9)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 2017 to March 14, 2037) (English summary).

	4.7	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) and Corporate Headquarters (effective December 1, 2019 to December 31, 2038) (English summary).

	4.9(6)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (P)

	4.10(4)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2008 to December 31, 2027) (English summary).

	4.11(4)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 (effective May 16, 2013 to December 31, 2032) (English summary).

	4.12(7)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 and Corporate Headquarters (Phase II) (effective May 1, 2001 to December 31, 2020) (English summary).

4.13(1)	Land Lease with Central Science Industrial Park Administration relating to the fabs located in Taichung Science Park (effective September 1, 2009 to September 1, 2029) (English summary).

4.14(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective May 14, 2005 to December 31, 2024) (English summary).

4.15(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective April 15, 2006 to December 31, 2024) (English summary).

4.16(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 1, 2009 to November 30, 2029) (English summary).

4.17(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 15, 2006 to December 31, 2024) (English summary).

4.18(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective October 1, 2011 to September 30, 2030) (English summary).

4.19(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2012 to July 31, 2032) (English summary).

4.20(8)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective January 22, 2014 to July 31, 2032) (English summary).

4.21(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective February 1, 2012 to January 31, 2032) (English summary).

4.22(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase IV and Phase V) (effective November 10, 2007 to December 31, 2026) (English summary).

4.23(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase VI) (effective August 20, 2010 to December 31, 2028) (English summary).

4.24(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase VII) (effective March 17, 2011 to December 31, 2027) (English summary).

4.25(4)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2010 to December 31, 2029) (English summary).

4.26(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I and Phase IV bridge) (effective July 21, 2008 to December 31, 2027) (English summary).

4.27	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective May 15, 2019 to December 31, 2038) (English summary).

4.28(8)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (effective December 1, 2014 to December 31, 2033) (English summary).

4.29(8)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective March 1, 2014 to February 28, 2034) (English summary).

4.30(8)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2014 to July 31, 2034) (English summary).

4.31(5)	Land Lease with Hsinchu Science Park Administration relating to AP3 located in Longtan Science Park (effective April 15, 2015 to December 31, 2034) (English summary).

4.32(5)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs (AP2B and F6 bridge) located in Southern Taiwan Science Park (effective March 16, 2015 to March 15, 2035) (English summary).

4.33(5)	Land Lease with Central Science Industrial Park Administration relating to F15B located in Taichung Science Park (effective March 25, 2015 to December 31, 2034) (English summary).

4.34(5)	Land Lease with Central Science Industrial Park Administration relating to AP5 located in Taichung Science Park (effective December 14, 2015 to July 26, 2031) (English summary).

4.35(10)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective August 1, 2017 to July 31, 2037) (English summary)

4.36(10)	Land Lease with Hsinchu Science Park Administration relating to F12(Phase VII) (effective February 1, 2017 to January 31, 2037) (English summary)

4.37(11)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective December 1, 2018 to November 30, 2038) (English summary)

4.38	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective January 1, 2020 to December 31, 2034) (English summary)

4.39	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective January 1, 2020 to December 31, 2034) (English summary)

4.40	Land Lease with Hsinchu Science Park Administration relating to new R&D Center (effective February 5, 2020 to December 31, 2039) (English summary)

8.1	Subsidiaries of Taiwan Semiconductor Manufacturing Company Ltd.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed by TSMC on April 2, 2013.
(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.
(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1999, filed by TSMC on June 29, 2000.
(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2013, filed by TSMC on April 14, 2014.
(5)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2015, filed by TSMC on April 11, 2016.
(6)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.
(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2003, filed by TSMC on May 28, 2004.
(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2014, filed by TSMC on April 13, 2015.
(9)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2016, filed by TSMC on April 13, 2017.
(10)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2017, filed by TSMC on April 19, 2018.
(11)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2018, filed by TSMC on April 17, 2019.
(P)	Paper filing

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.

Date: April 15, 2020

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Wendell Huang
Name:	Wendell Huang
Title:	Vice President, Finance and Chief Financial Officer / Spokesperson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Taiwan Semiconductor Manufacturing Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 15, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Property, plant and equipment (PP&E) - commencement of depreciation related to PP&E classified as equipment under installation and construction in progress (EUI/CIP) - refer to Notes 5, 6, and 15

Critical Audit Matter Description

The Company’s evaluation of when to commence depreciation of EUI/CIP involves determining when the assets are available for their intended use. The criteria the Company uses to determine whether EUI/CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner. Changes in these assumptions could have a significant impact on when depreciation is recognized.

Given the subjectivity in determining the date to commence depreciation of EUI/CIP, performing audit procedures to evaluate the reasonableness of the Company’s judgments and assumptions required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of when to commence depreciation of EUI/CIP included the following, among others:

1.	We read the Company’s policy and understand the criteria used to determine when to commence depreciation.

2.	We tested the effectiveness of the controls over the evaluation of when to commence depreciation of EUI/CIP.

3.	We sampled EUI/CIP at year end and performed the following for each selection:

a.	Evaluated whether the selection did not meet the criteria specified by the Company for commencement of depreciation.

b.	Observed the assets and evaluated their status at year end.

4.	We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation during the year.

5.	We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation subsequent to year end.

/s/ Deloitte & Touche

Taipei, Taiwan

The Republic of China

April 15, 2020

We have served as the Company’s auditor since 1987.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2018	December 31, 2019
		NT$	NT$	US$ (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	$577,814.6	$455,399.3	$15,225.7
Financial assets at fair value through profit or loss	8	3,504.6	326.8	10.9
Financial assets at fair value through other comprehensive income	9	99,561.7	127,396.6	4,259.3
Financial assets at amortized cost	10	14,277.6	299.9	10.0
Hedging financial assets	11	23.5	25.9	0.9
Notes and accounts receivable, net	12	128,613.4	138,908.6	4,644.2
Receivables from related parties	35	584.4	862.1	28.8
Other receivables from related parties	35	65.0	51.6	1.7
Inventories	6, 13, 38	103,231.0	82,981.2	2,774.4
Other financial assets	36	18,597.5	11,041.1	369.2
Other current assets		5,406.4	5,320.8	177.9

Total current assets		951,679.7	822,613.9	27,503.0

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income	9	3,910.7	4,124.3	137.9
Financial assets at amortized cost	10	7,528.3	7,348.9	245.7
Investments accounted for using equity method	14	17,769.0	18,618.8	622.5
Property, plant and equipment	6, 15	1,072,050.3	1,352,377.4	45,214.9
Right-of-use assets	6, 16	—	17,232.4	576.1
Intangible assets	6, 17	17,002.1	20,653.0	690.5
Deferred income tax assets	6, 29	16,806.4	17,928.4	599.4
Refundable deposits		1,700.1	2,085.0	69.7
Other noncurrent assets		1,584.6	1,742.9	58.3

Total noncurrent assets		1,138,351.5	1,442,111.1	48,215.0

TOTAL		$2,090,031.2	$2,264,725.0	$75,718.0

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2018	December 31, 2019
		NT$	NT$	US$ (Note 3)
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	18, 32	$88,754.7	$118,522.3	$3,962.6
Financial liabilities at fair value through profit or loss	8	40.8	982.3	32.8
Hedging financial liabilities	11	155.8	1.8	0.1
Accounts payable		32,980.9	38,771.1	1,296.3
Payables to related parties	35	1,376.5	1,434.9	48.0
Salary and bonus payable		14,471.4	16,272.3	544.0
Accrued profit sharing bonus to employees and compensation to directors and supervisors	31	23,981.1	23,648.9	790.7
Payables to contractors and equipment suppliers		43,133.7	140,810.7	4,707.8
Cash dividends payable	23	—	129,652.0	4,334.7
Income tax payable	6, 29	55,281.6	40,094.3	1,340.5
Long-term liabilities - current portion	20, 32	34,900.0	31,800.0	1,063.2
Accrued expenses and other current liabilities	6, 16, 22, 24, 32	61,760.6	56,373.2	1,884.8

Total current liabilities		356,837.1	598,363.8	20,005.5

NONCURRENT LIABILITIES
Bonds payable	20, 32	56,900.0	25,100.0	839.2
Deferred income tax liabilities	6, 29	233.3	344.4	11.5
Lease liabilities	6, 16, 32	—	15,041.8	502.9
Net defined benefit liability	21	9,651.4	9,182.5	307.0
Guarantee deposits	22, 32	3,353.3	176.9	5.9
Others		1,951.0	2,128.3	71.2

Total noncurrent liabilities		72,089.0	51,973.9	1,737.7

Total liabilities		428,926.1	650,337.7	21,743.2

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock	23	259,303.8	259,303.8	8,669.5

Capital surplus	23	56,316.0	56,339.7	1,883.6

Retained earnings	23
Appropriated as legal capital reserve		276,033.9	311,147.0	10,402.8
Appropriated as special capital reserve		26,907.5	10,675.1	356.9
Unappropriated earnings		1,057,317.5	1,003,808.3	33,560.9

		1,360,258.9	1,325,630.4	44,320.6

Others	23	(15,449.9)	(27,568.3)	(921.7)

Equity attributable to shareholders of the parent		1,660,428.8	1,613,705.6	53,952.0

NON - CONTROLLING INTERESTS		676.3	681.7	22.8

Total equity		1,661,105.1	1,614,387.3	53,974.8

TOTAL		$2,090,031.2	$2,264,725.0	$75,718.0

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2017	2018	2019
		NT$	NT$	NT$	US$
					(Note 3)
NET REVENUE	6, 24, 35, 39	$977,447.2	$1,031,473.6	$1,069,985.4	$35,773.5

COST OF REVENUE	6, 13, 31, 35, 38	482,616.2	533,487.5	577,286.9	19,300.8

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		494,831.0	497,986.1	492,698.5	16,472.7

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		(4.6)	(111.8)	3.4	0.1

GROSS PROFIT		494,826.4	497,874.3	492,701.9	16,472.8

OPERATING EXPENSES	6, 31, 35
Research and development		80,732.5	85,895.6	91,418.7	3,056.5
General and administrative		21,196.7	20,265.9	21,737.2	726.7
Marketing		5,972.5	5,987.8	6,348.6	212.2

Total operating expenses		107,901.7	112,149.3	119,504.5	3,995.4

OTHER OPERATING INCOME AND EXPENSES, NET	15, 16, 17, 25, 31	(1,365.5)	(2,101.5)	(496.3)	(16.6)

INCOME FROM OPERATIONS	39	385,559.2	383,623.5	372,701.1	12,460.8

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates		3,014.8	3,090.6	2,861.0	95.7
Other income	26	9,610.3	14,852.8	16,606.7	555.2
Foreign exchange gain (loss), net		(1,509.5)	2,438.2	2,095.2	70.0
Finance costs	27	(3,330.3)	(3,051.2)	(3,250.9)	(108.7)
Other gains and losses, net	28	2,817.4	(3,410.8)	(1,151.0)	(38.5)

Total non-operating income and expenses		10,602.7	13,919.6	17,161.0	573.7

INCOME BEFORE INCOME TAX		396,161.9	397,543.1	389,862.1	13,034.5
INCOME TAX EXPENSE	6, 29	51,122.9	34,436.9	35,835.1	1,198.1

NET INCOME		345,039.0	363,106.2	354,027.0	11,836.4

OTHER COMPREHENSIVE INCOME (LOSS)	6, 21, 23, 29
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation		(254.7)	(861.2)	253.9	8.5
Unrealized loss on investments in equity instruments at fair value through other comprehensive income		—	(3,309.1)	334.3	11.2
Gain (loss) on hedging instruments		—	41.0	(109.6)	(3.7)
Share of other comprehensive loss of associates		(20.9)	(14.2)	(18.2)	(0.6)
Income tax benefit (expense) related to items that will not be reclassified subsequently		30.6	195.7	(21.0)	(0.7)

		(245.0)	(3,947.8)	439.4	14.7

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2017	2018	2019
		NT$	NT$	NT$	US$
					(Note 3)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		$(28,259.6)	$14,562.4	$(14,689.1)	$(491.1)
Changes in fair value of available-for-sale financial assets		(218.8)	—	—	—
Cash flow hedges		4.7	—	—	—
Unrealized loss on investments in debt instruments at fair value through other comprehensive income		—	(870.9)	2,566.4	85.8
Share of other comprehensive income (loss) of associates		(99.4)	93.3	(140.2)	(4.7)
Income tax expense related to items that may be reclassified subsequently		(3.5)	—	—	—

		(28,576.6)	13,784.8	(12,262.9)	(410.0)

Other comprehensive income (loss) for the year, net of income tax		(28,821.6)	9,837.0	(11,823.5)	(395.3)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		$316,217.4	$372,943.2	$342,203.5	$11,441.1

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent		$344,998.3	$363,052.7	$353,948.0	$11,833.8
Non-controlling interests		40.7	53.5	79.0	2.6

		$345,039.0	$363,106.2	$354,027.0	$11,836.4

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent		$316,181.8	$372,886.8	$342,124.9	$11,438.5
Non-controlling interests		35.6	56.4	78.6	2.6

		$316,217.4	$372,943.2	$342,203.5	$11,441.1

		2017	2018	2019
		Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent
		NT$	NT$	NT$	US$
					(Note 3)
EARNINGS PER SHARE	30
Basic earnings per share		$13.30	$14.00	$13.65	$0.46

Diluted earnings per share		$13.30	$14.00	$13.65	$0.46

EARNINGS PER EQUIVALENT ADS
Basic earnings per share		$66.52	$70.01	$68.25	$2.28

Diluted earnings per share		$66.52	$70.01	$68.25	$2.28

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock		Capital Surplus	Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for-sale Financial Assets	Unrealized Gain/Loss on Financial Assets at Fair Value Through Other Comprehensive Income	Cash Flow Hedges Reserve	Gain (Loss) on Hedging Instruments	Stock - Based Employee Compensation	Total	Total	Non-controlling Interests	Total Equity
	Shares (In Millions)	Amount		Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total
BALANCE, JANUARY 1, 2017	25,930.3	$259,303.8	$56,272.3	$208,298.0	$—	$833,512.7	$1,041,810.7	$1,661.2	$2.6	$—	$0.1	$—	$—	$1,663.9	$1,359,050.7	$795.1	$1,359,845.8
Appropriations of earnings
Legal capital reserve	—	—	—	33,424.7	—	(33,424.7)	—	—	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders	—	—	—	—	—	(181,512.7)	(181,512.7)	—	—	—	—	—	—	—	(181,512.7)	—	(181,512.7)

Total	—	—	—	33,424.7	—	(214,937.4)	(181,512.7)	—	—	—	—	—	—	—	(181,512.7)	—	(181,512.7)

Net income in 2017	—	—	—	—	—	344,998.3	344,998.3	—	—	—	—	—	—	—	344,998.3	40.7	345,039.0
Other comprehensive income (loss) in 2017, net of income tax	—	—	—	—	—	(245.0)	(245.0)	(28,358.9)	(216.7)	—	4.1	—	—	(28,571.5)	(28,816.5)	(5.1)	(28,821.6)

Total comprehensive income (loss) in 2017	—	—	—	—	—	344,753.3	344,753.3	(28,358.9)	(216.7)	—	4.1	—	—	(28,571.5)	316,181.8	35.6	316,217.4

Adjustments to share of changes in equities of associates	—	—	7.1	—	—	—	—	—	—	—	—	—	(10.3)	(10.3)	(3.2)	—	(3.2)
From share of changes in equities of subsidiaries	—	—	11.0	—	—	—	—	—	—	—	—	—	—	—	11.0	(11.0)	—
Donation from shareholders	—	—	19.2	—	—	—	—	—	—	—	—	—	—	—	19.2	1.7	20.9
Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(113.7)	(113.7)
Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8.0)	(8.0)

BALANCE, DECEMBER 31, 2017	25,930.3	259,303.8	56,309.6	241,722.7	—	963,328.6	1,205,051.3	(26,697.7)	(214.1)	—	4.2	—	(10.3)	(26,917.9)	1,493,746.8	699.7	1,494,446.5
Effect of retrospective application	—	—	—	—	—	1,556.3	1,556.3	—	214.1	(524.9)	(4.2)	4.2	—	(310.8)	1,245.5	0.3	1,245.8

ADJUSTED BALANCE, JANUARY 1, 2018	25,930.3	$259,303.8	$56,309.6	$241,722.7	$—	$964,884.9	$1,206,607.6	$(26,697.7)	$—	$(524.9)	$—	$4.2	$(10.3)	$(27,228.7)	$1,494,992.3	$700.0	$1,495,692.3

Appropriations of earnings
Legal capital reserve	—	—	—	34,311.2	—	(34,311.2)	—	—	—	—	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	26,907.5	(26,907.5)	—	—	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders	—	—	—	—	—	(207,443.0)	(207,443.0)	—	—	—	—	—	—	—	(207,443.0)	—	(207,443.0)

Total	—	—	—	34,311.2	26,907.5	(268,661.7)	(207,443.0)	—	—	—	—	—	—	—	(207,443.0)	—	(207,443.0)

Net income in 2018	—	—	—	—	—	363,052.7	363,052.7	—	—	—	—	—	—	—	363,052.7	53.5	363,106.2
Other comprehensive income (loss) in 2018, net of income tax	—	—	—	—	—	(765.3)	(765.3)	14,655.3	—	(4,097.5)	—	41.6	—	10,599.4	9,834.1	2.9	9,837.0

Total comprehensive income (loss) in 2018	—	—	—	—	—	362,287.4	362,287.4	14,655.3	—	(4,097.5)	—	41.6	—	10,599.4	372,886.8	56.4	372,943.2

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	(1,193.1)	(1,193.1)	—	—	1,193.1	—	—	—	1,193.1	—	—	—
Basis adjustment for loss on hedging instruments	—	—	—	—	—	—	—	—	—	—	—	(22.2)	—	(22.2)	(22.2)	—	(22.2)
Adjustments to share of changes in equities of associates	—	—	(6.4)	—	—	—	—	—	—	—	—	—	8.5	8.5	2.1	—	2.1
From share of changes in equities of subsidiaries	—	—	2.7	—	—	—	—	—	—	—	—	—	—	—	2.7	(2.7)	—
Donation from shareholders	—	—	10.1	—	—	—	—	—	—	—	—	—	—	—	10.1	—	10.1
Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(77.4)	(77.4)

BALANCE, DECEMBER 31, 2018	25,930.3	$259,303.8	$56,316.0	$276,033.9	$26,907.5	$1,057,317.5	$1,360,258.9	$(12,042.4)	$—	$(3,429.3)	$—	$23.6	$(1.8)	$(15,449.9)	$1,660,428.8	$676.3	$1,661,105.1

Appropriations of earnings
Legal capital reserve	—	—	—	35,113.1	—	(35,113.1)	—	—	—	—	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	(16,232.4)	16,232.4	—	—	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders	—	—	—	—	—	(388,955.7)	(388,955.7)	—	—	—	—	—	—	—	(388,955.7)	—	(388,955.7)

Total	—	—	—	35,113.1	(16,232.4)	(407,836.4)	(388,955.7)	—	—	—	—	—	—	—	(388,955.7)	—	(388,955.7)

Net income in 2019	—	—	—	—	—	353,948.0	353,948.0	—	—	—	—	—	—	—	353,948.0	79.0	354,027.0
Other comprehensive income (loss) in 2019, net of income tax	—	—	—	—	—	217.1	217.1	(14,829.0)	—	2,898.5	—	(109.7)	—	(12,040.2)	(11,823.1)	(0.4)	(11,823.5)

Total comprehensive income (loss) in 2019	—	—	—	—	—	354,165.1	354,165.1	(14,829.0)	—	2,898.5	—	(109.7)	—	(12,040.2)	342,124.9	78.6	342,203.5

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	162.1	162.1	—	—	(162.1)	—	—	—	(162.1)	—	—	—
Basis adjustment for gain on hedging instruments	—	—	—	—	—	—	—	—	—	—	—	82.3	—	82.3	82.3	—	82.3
Adjustments to share of changes in equities of associates	—	—	19.4	—	—	—	—	—	—	—	—	—	1.6	1.6	21.0	0.2	21.2
From share of changes in equities of subsidiaries	—	—	0.3	—	—	—	—	—	—	—	—	—	—	—	0.3	(0.3)	—
Donation from shareholders	—	—	4.0	—	—	—	—	—	—	—	—	—	—	—	4.0	—	4.0
Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(73.1)	(73.1)

BALANCE, DECEMBER 31, 2019	25,930.3	$259,303.8	$56,339.7	$311,147.0	$10,675.1	$1,003,808.3	$1,325,630.4	$(26,871.4)	$—	$(692.9)	$—	$(3.8)	$(0.2)	$(27,568.3)	$1,613,705.6	$681.7	$1,614,387.3

BALANCE, DECEMBER 31, 2019 (IN MILLIONS OF US$ - Note 3)		$8,669.5	$1,883.6	$10,402.8	$356.9	$33,560.9	$44,320.6	$(898.4)	$—	$(23.2)	$—	$(0.1)	$—	$(921.7)	$53,952.0	$22.8	$53,974.8

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2017	2018	2019
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$396,161.9	$397,543.1	$389,862.1	$13,034.5
Adjustments for:
Depreciation expense	255,796.0	288,124.9	281,411.8	9,408.6
Amortization expense	4,346.7	4,421.4	5,472.4	183.0
Expected credit losses recognized (reversal) on investments in debt instruments	—	(2.4)	1.7	0.1
Finance costs	3,330.3	3,051.2	3,250.9	108.7
Share of profits of associates	(3,014.8)	(3,090.6)	(2,861.0)	(95.7)
Interest income	(9,464.7)	(14,694.4)	(16,189.4)	(541.2)
Share-based compensation	—	—	2.8	0.1
Loss on disposal or retirement of property, plant and equipment, net	1,097.9	1,005.6	950.0	31.8
Loss (gain) on disposal of intangible assets, net	—	(0.4)	2.4	0.1
Impairment loss (reversal of impairment loss) on property, plant and equipment	—	423.5	(301.4)	(10.1)
Impairment loss on intangible assets	13.5	—	—	—
Impairment loss on financial assets	29.6	—	—	—
Loss on financial instruments at fair value through profit or loss, net	—	358.2	955.7	32.0
Loss (gain) on disposal of investments in debt instruments at fair value through other comprehensive income, net	—	989.1	(537.8)	(18.0)
Gain on disposal of available-for-sale financial assets, net	(89.8)	—	—	—
Loss (gain) from disposal of subsidiaries	(17.3)	—	4.6	0.2
Unrealized (realized) gross profit on sales to associates	4.6	111.8	(3.4)	(0.1)
Loss (gain) on foreign exchange, net	(9,118.6)	2,916.7	(5,228.2)	(174.8)
Dividend income	(145.6)	(158.4)	(417.3)	(14.0)
Loss (gain) arising from fair value hedges, net	30.3	2.3	(13.1)	(0.4)
Gain on lease modification	—	—	(2.1)	(0.1)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	5,645.1	480.1	848.8	28.4
Notes and accounts receivable, net	1,061.8	(13,271.3)	(18,119.6)	(605.8)
Receivables from related parties	(214.6)	599.7	(277.7)	(9.3)
Other receivables from related parties	(13.9)	106.1	13.4	0.4
Inventories	(25,229.1)	(29,370.0)	20,249.8	677.0
Other financial assets	(502.3)	(4,601.3)	3,383.5	113.1
Other current assets	12.1	(513.0)	(76.3)	(2.6)
Other noncurrent assets	(1,276.1)	152.6	—	—
Accounts payable	2,572.1	4,540.6	5,860.1	195.9
Payables to related parties	394.2	(279.9)	58.4	2.0
Salary and bonus payable	582.1	216.5	1,800.9	60.2
Accrued profit sharing bonus to employees and compensation to directors and supervisors	525.1	562.0	(332.2)	(11.1)
Accrued expenses and other current liabilities	30,435.4	(20,226.4)	(2,372.0)	(79.3)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2017	2018	2019
	NT$	NT$	NT$	US$
				(Note 3)
Provisions	$(4,057.9)	$—	$—	$—
Net defined benefit liability	44.6	(60.5)	(215.0)	(7.2)

Cash generated from operations	648,938.6	619,336.8	667,182.8	22,306.4
Income taxes paid	(63,620.4)	(45,382.5)	(52,044.1)	(1,740.0)

Net cash generated by operating activities	585,318.2	573,954.3	615,138.7	20,566.4

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	—	(310.5)	(124.7)	(4.2)
Financial assets at fair value through other comprehensive income	—	(96,412.8)	(257,558.2)	(8,611.1)
Available-for-sale financial assets	(101,824.0)	—	—	—
Held-to maturity financial assets	(1,997.1)	—	—	—
Financial assets at amortized cost	—	(2,294.1)	(313.9)	(10.5)
Property, plant and equipment	(330,588.2)	(315,581.9)	(460,422.2)	(15,393.6)
Intangible assets	(4,480.6)	(7,100.3)	(9,329.9)	(311.9)
Land use right	(819.7)	—	—	—
Proceeds from disposal or redemption of:
Financial instruments at fair value through profit or loss - debt instruments	—	487.2	2,418.2	80.9
Financial assets at fair value through other comprehensive income	—	86,639.3	230,444.5	7,704.6
Available-for-sale financial assets	69,538.9	—	—	—
Held-to maturity financial assets	17,980.6	—	—	—
Financial assets at amortized cost	—	2,032.4	14,349.2	479.7
Property, plant and equipment	326.2	181.5	287.3	9.6
Intangible assets	—	0.5	—	—
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	—	127.9	1.1	—
Proceeds from return of capital of available-for-sale financial assets	14.8	—	—	—
Derecognition of hedging derivative financial instruments	33.0	—	—	—
Derecognition of hedging financial instruments	—	250.5	(436.6)	(14.6)
Interest received	9,526.3	14,660.4	16,875.0	564.2
Proceeds from government grants - property, plant and equipment	2,629.8	—	2,565.3	85.8
Proceeds from government grants - land use right and others	1.8	—	850.6	28.4
Cash outflow from disposal of subsidiary	(4.1)	—	—	—
Other dividends received	145.6	158.4	320.2	10.7
Dividends received from investments accounted for using equity method	4,245.8	3,262.9	1,719.0	57.5
Refundable deposits paid	(1,327.0)	(2,227.5)	(1,465.8)	(49.0)
Refundable deposits refunded	433.0	1,857.2	1,019.3	34.1

Net cash used in investing activities	(336,164.9)	(314,268.9)	(458,801.6)	(15,339.4)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars or U.S. Dollars)

	2017	2018	2019
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	$10,394.3	$23,923.0	$31,804.3	$1,063.3
Repayment of bonds	(38,100.0)	(58,024.9)	(34,900.0)	(1,166.8)
Repayment of long-term bank loans	(31.4)	—	—	—
Repayment of the principal portion of lease liabilities	—	—	(2,930.6)	(98.0)
Interest paid	(3,482.7)	(3,233.4)	(3,597.1)	(120.3)
Guarantee deposits received	950.9	1,668.9	62.2	2.1
Guarantee deposits refunded	(3,823.2)	(1,948.1)	(701.3)	(23.4)
Cash dividends	(181,512.7)	(207,443.0)	(259,303.8)	(8,669.5)
Donation from shareholders	20.9	10.1	4.0	0.1
Decrease in non-controlling interests	(113.7)	(77.4)	(75.9)	(2.5)

Net cash used in financing activities	(215,697.6)	(245,124.8)	(269,638.2)	(9,015.0)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(21,317.8)	9,862.3	(9,114.2)	(304.7)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,137.9	24,422.9	(122,415.3)	(4,092.7)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	541,253.8	553,391.7	577,814.6	19,318.4

CASH AND CASH EQUIVALENTS, END OF YEAR	$553,391.7	$577,814.6	$455,399.3	$15,225.7

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

The accompanying consolidated financial statements were authorized for issue by the management on April 15, 2020.

3.	U.S. DOLLAR AMOUNTS

TSMC and its subsidiaries (collectively as the “Company”) maintain its accounts and express its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board of the Unites States, which was NT$29.91 to US$1.00 as of December 31, 2019. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.

APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS), INTERNATIONAL ACCOUNTING STANDARDS (IAS), IFRIC INTERPRETATIONS (IFRIC), AND SIC INTERPRETATIONS (SIC) ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (IASB) (collectively, “IFRSs”).

a.	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB
Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
Amendments to IFRS 9 “Prepayment Features with Negative Compensation”	January 1, 2019
IFRS 16 “Leases”	January 1, 2019
Amendments to IAS 19 “Plan Amendment, Curtailment or Settlement”	January 1, 2019 (Note)
Amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures”	January 1, 2019
IFRIC 23 “Uncertainty over Income Tax Treatments”	January 1, 2019

Note:	The Company shall apply these amendments to plan amendments, curtailments or settlements occurring on or after January 1, 2019.

Except for the following, the Company believes that the adoption of aforementioned standards or interpretations did not have a significant effect on the Company’s accounting policies:

1)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that supersedes IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, and a number of related interpretations. Refer to Note 5 for information relating to the relevant accounting policies.

Definition of a lease

The Company applies the guidance of IFRS 16 in determining whether contracts are, or contain, a lease only to contracts entered into (or changed) on or after January 1, 2019. Contracts identified as containing a lease under IAS 17 and IFRIC 4 are not reassessed and are accounted for in accordance with the transitional provisions under IFRS 16.

The Company as lessee

Except for payments for short-term leases which are recognized as expenses on a straight-line basis, the Company recognizes right-of-use assets and lease liabilities for all leases on the consolidated statements of financial position. On the consolidated statements of profit or loss and other comprehensive income, the Company presents the depreciation expense charged on right-of-use assets separately from the interest expense accrued on lease liabilities, which is computed using the effective interest method. On the consolidated statements of cash flows, cash payments for both the principal portion and the interest portion of lease liabilities are classified within financing activities.

The Company applies IFRS 16 retrospectively with the cumulative effect of the initial application recognized at the date of initial application but does not restate comparative information.

Leases agreements classified as operating leases under IAS 17, except for short-term leases, are measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate on January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments. Right-of-use assets are subject to impairment testing under IAS 36.

The Company applied the following practical expedients to measure right-of-use assets and lease liabilities on January 1, 2019 :

a)	The Company applied a single discount rate to a portfolio of leases with reasonably similar characteristics to measure lease liabilities.

b)	The Company accounted for those leases for which the lease term ends on or before December 31, 2019 as short-term leases.

c)	Except for lease payments, the Company excluded incremental costs of obtaining the lease from right-of-use assets on January 1, 2019.

d)	The Company determined lease terms (e.g. lease periods) based on the projected status on January 1, 2019, to measure lease liabilities.

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

The Company as lessor

Except for sublease transactions, the Company does not make any adjustments for leases in which it is a lessor, and accounts for those leases under IFRS 16 starting from January 1, 2019. On the basis of the remaining contractual terms and conditions on January 1, 2019, all of the Company’s subleases are classified as operating leases.

Impact on assets, liabilities and equity on January 1, 2019

	Carrying Amount as of December 31, 2018	Adjustments Arising from Initial Application	Adjusted Carrying Amount as of January 1, 2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Other current assets	$5,406.4	$(118.2)	$5,288.2
Right-of-use assets	—	20,082.9	20,082.9
Other noncurrent assets	1,584.6	(77.2)	1,507.4

Total effect on assets		$19,887.5

Accrued expenses and other current liabilities	61,760.6	$2,627.4	64,388.0
Lease liabilities - noncurrent	—	17,269.3	17,269.3
Other noncurrent liabilities	1,951.0	(9.2)	1,941.8

Total effect on liabilities		$19,887.5

Total effect on equity		$—

b.	New and revised standards, amendments and interpretations in issue but not yet effective

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB
Amendments to IFRS 3 “Definition of a Business”	January 1, 2020 (Note 1)
Amendments to IFRS 9, IAS 39 and IFRS 7 “Interest Rate Benchmark Reform”	January 1, 2020 (Note 2)
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 and IAS 8 “Definition of Material”	January 1, 2020 (Note 3)
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2022

Note 1:

The Company shall apply these amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period.

Note 2:	The Company shall apply these amendments retrospectively for annual reporting periods beginning on or after January 1, 2020.

Note 3:	The Company shall apply these amendments prospectively for annual reporting periods beginning on or after January 1, 2020.

As of the date the accompanying consolidated financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the aforementioned standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

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

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2018	December 31, 2019	Note
TSMC	TSMC North America	Selling and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	—
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	Tortola, British Virgin Islands	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	—
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	b)
	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	87%	87%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	—	a) , c)

(Continued)

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2018	December 31, 2019	Note
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in the manufacturing related business in the semiconductor industry	Delaware, U.S.A.	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a) , d)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a) , d)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	—
VTAF III	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	a)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not audited by the Company’s independent auditors.

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

2018 and 2019

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

2018 and 2019

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

2018 and 2019

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

The Company designates certain hedging instruments, such as interest rate futures contracts, to partially hedge against the fair value change caused by interest rates fluctuation in the Company’s fixed income investments. Changes in the fair value of hedging instrument that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged items that are attributable to the hedged risk.

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

2018 and 2019

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

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method mainly over the following estimated useful lives: land improvements - 20 years; buildings (assets used by the Company and assets subject to operating leases)- 10 to 20 years; machinery and equipment - 5 years; and office equipment - 5 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

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

2017 and 2018

Leases are classified as finance lease whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the lease.

The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

2019

For a contract that contains a lease component and non-lease component, the Company may elect to account for the lease and non-lease components as a single lease component.

The Company as lessor

Rental income from operating lease is recognized on a straight-line basis over the term of the lease.

The Company as lessee

Except for payments for low-value asset leases and short-term leases (leases of machinery and equipment and others) which are recognized as expenses on a straight-line basis, the Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of the lease.

Right-of-use assets are measured at cost. The cost of right-of-use assets comprises the initial measurement of lease liabilities adjusted for lease payments made at or before the commencement date, plus an estimate of costs needed to restore the underlying assets. Subsequent measurement is calculated as cost less accumulated depreciation and accumulated impairment loss and adjusted for changes in lease liabilities as a result of lease term modifications or other related factors. Right-of-use assets are presented separately in the consolidated statements of financial position.

Right-of-use assets are depreciated using the straight-line method from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms. If the lease transfers ownership of the underlying assets to the Company by the end of the lease terms or if the cost of right-of-use assets reflects that the Company will exercise a purchase option, the Company depreciates the right-of-use assets from the commencement dates to the end of the useful lives of the underlying assets.

Lease liabilities are measured at the present value of the lease payments. Lease payments comprise fixed payments, variable lease payments which depend on an index or a rate and the exercise price of a purchase option if the Company is reasonably certain to exercise that option. The lease payments are discounted using the lessee’s incremental borrowing rates.

Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, or a change in the assessment of an option to purchase an underlying asset, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use assets. Lease liabilities are presented on a separate line in the consolidated statements of financial position.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the periods in which they are incurred.

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

Impairment of Tangible Assets, Right-of-use Assets and Intangible Assets

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

Tangible assets, right-of-use assets and other intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible assets (property, plant and equipment), right-of-use assets and other intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

2018 and 2019

The Company recognizes revenue when performance obligations are satisfied. The performance obligations are satisfied when customers obtain control of the promised goods, which is generally when the goods are delivered to the customers’ specified locations.

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

Critical Accounting Judgments

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 5 are satisfied.

Commencement of Depreciation Related to Property, Plant and Equipment Classified as Equipment under Installation and Construction in Progress (EUI/CIP)

As described in Note 5, commencement of depreciation related to EUI/CIP involves determining when the assets are available for their intended use. The criteria the Company uses to determine whether EUI/CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner.

Judgments on Lease Terms

In determining a lease term, the Company considers all facts and circumstances that create an economic incentive to exercise or not to exercise an option, including any expected changes in facts and circumstances from the commencement date until the exercise date of the option. Main factors considered include contractual terms and conditions covered by the optional periods, and the importance of the underlying asset to the lessee’s operations, etc. The lease term is reassessed if a significant change in circumstances that are within the control of the Company occurs.

Key Sources of Estimation and Uncertainty

Estimation of Sales Returns and Allowances

Sales returns and other allowance is estimated and recorded based on historical experience and in consideration of different contractual terms. The amount is deducted from revenue in the same period the related revenue is recorded. The Company periodically reviews the reasonableness of the estimates.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company uses estimate to determine the net realizable value of inventory at the end of each reporting period.

The Company estimates the net realizable value of inventory for normal waste, obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is determined mainly based on assumptions of future demand within a specific time horizon.

Impairment of Tangible Assets, Right-of-use Assets and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible assets, right-of-use assets and intangible assets other than goodwill, the Company determines the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any change in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

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

Determination of Lessees’ Incremental Borrowing Rates

In determining a lessee’s incremental borrowing rate used in discounting lease payments, the Company mainly takes into account the market risk-free rates, the estimated lessee’s credit spreads and secured status in a similar economic environment.

7.	CASH AND CASH EQUIVALENTS

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
Cash and deposits in banks	$575,825.5	$452,734.4
Government bonds	—	2,188.1
Commercial paper	759.5	476.8
Repurchase agreements collateralized by corporate bonds	1,229.6	—

	$577,814.6	$455,399.3

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

8.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets

Mandatorily measured at FVTPL
Forward exchange contracts	$85.3	$162.1
Convertible bonds	—	123.8
Agency mortgage-backed securities	3,419.3	40.9

	$3,504.6	$326.8

Financial liabilities

Held for trading
Forward exchange contracts	$40.8	$982.3

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Millions)
December 31, 2018

Sell NT$/Buy EUR	January 2019 to March 2019	NT$18,545.9/EUR527.0
Sell NT$/Buy JPY	January 2019 to March 2019	NT$4,757.9/JPY17,200.0
Sell US$/Buy EUR	January 2019	US$0.5/EUR0.4
Sell US$/Buy JPY	January 2019	US$175.6/JPY19,389.0
Sell US$/Buy RMB	January 2019	US$318.0/RMB2,188.7
Sell US$/Buy NT$	January 2019 to February 2019	US$127.0/NT$3,908.6
Sell RMB/Buy US$	January 2019	RMB667.5/ US$97.0

December 31, 2019

Sell NT$/Buy EUR	January 2020 to June 2020	NT$84,690.4/EUR2,509.0
Sell NT$/Buy JPY	January 2020 to March 2020	NT$23,737.6/JPY85,600.0
Sell US$/Buy JPY	January 2020	US$6.2 /JPY678.0
Sell US$/Buy RMB	January 2020	US$497.0/RMB3,493.9
Sell US$/Buy NT$	January 2020 to March 2020	US$26.0/NT$787.0
Sell JPY/Buy US$	January 2020 to February 2020	JPY57,471.6/US$526.4

9.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
Investments in debt instruments at FVTOCI
Agency bonds/Agency mortgage-backed securities	$31,288.8	$51,966.5
Corporate bonds	40,753.6	51,790.0
Government bonds	11,151.3	12,824.2
Asset-backed securities	15,670.3	10,815.9
Commercial paper	107.6	—

	98,971.6	127,396.6

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	3,910.7	4,124.3
Publicly traded stocks	590.1	—

	4,500.8	4,124.3

	$103,472.4	$131,520.9

Current	$99,561.7	$127,396.6
Noncurrent	3,910.7	4,124.3

	$103,472.4	$131,520.9

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI.

For the years ended December 31, 2018 and 2019, as the Company adjusted its investment portfolio or the non-publicly traded investee was merged, equity investments designated at FVTOCI were divested for NT$840.6 million and NT$873.5 million, respectively. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$1,193.1 million and NT$156.8 million were transferred to decrease and increase retained earnings, respectively.

For dividends from equity investments designated as at FVTOCI recognized, please refer to Note 26. All the dividends are from investments held at the end of the reporting period.

As of December 31, 2018 and 2019, the cumulative loss allowance for expected credit loss of NT$29.7 million and NT$35.6 million are recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 34 for information relating to their credit risk management and expected credit loss.

10.	FINANCIAL ASSETS AT AMORTIZED COST

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
Corporate bonds	$19,520.0	$7,651.7
Commercial paper	2,294.1	—
Less: Allowance for impairment loss	(8.2)	(2.9)

	$21,805.9	$7,648.8

Current	$14,277.6	$299.9
Noncurrent	7,528.3	7,348.9

	$21,805.9	$7,648.8

Refer to Note 34 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

11.	HEDGING FINANCIAL INSTRUMENTS

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets - current
Fair value hedges
Interest rate futures contracts	$—	$22.4
Cash flow hedges
Forward exchange contracts	23.5	3.5

	$23.5	$25.9

(Continued)

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
Financial liabilities - current
Fair value hedges
Interest rate futures contracts	$153.9	$—
Cash flow hedges
Forward exchange contracts	1.9	1.8

	$155.8	$1.8

(Concluded)

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rates fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the Company expects that the value of the interest rate futures contracts and the value of the hedged financial assets will change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses.

The following tables summarize the information relating to the hedges of interest rate risk.

December 31, 2018

Hedging Instruments	Contract Amount (US$ in Millions)	Maturity
US treasury bonds interest rate futures contracts	US$330.3	March 2019

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets at FVTOCI	$23,229.5	$ (13.5)

December 31, 2019

Hedging Instruments	Contract Amount (US$ in Millions)	Maturity
US treasury bonds interest rate futures contracts	US$122.2	March 2020

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets at FVTOCI	$ 7,364.7	$ (22.4)

The effect for the years ended December 31, 2018 and 2019 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
	2018	2019
	NT$	NT$
	(In Millions)	(In Millions)
Hedging Instruments
US treasury bonds interest rate futures contracts	$11.5	$(164.7)
Hedged Items
Financial assets at FVTOCI	(13.8)	177.8

	$(2.3)	$13.1

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

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward exchange contracts and foreign currency deposits. No other sources of ineffectiveness emerged from these hedging relationships. For the years ended December 31, 2018 and 2019, refer to Note 23(d) for gain or loss arising from changes in the fair value of hedging instruments and the amount transferred to initial carrying amount of hedged items.

The following tables summarize the information relating to the hedges for foreign currency risk.

December 31, 2018

Hedging Instruments	Contract Amount (In Millions)		Maturity	Balance in Other Equity (Continuing Hedges) NT$ (In Millions)
Forward exchange contracts	NT$	3,917.7/EUR112.0	February 2019 to April 2019	$23.6

December 31, 2019

Hedging Instruments	Contract Amount (In Millions)		Maturity	Balance in Other Equity (Continuing Hedges) NT$ (In Millions)
Forward exchange contracts	NT$	1,342.4/EUR40.0	January 2020	$(3.8)

The effect for the years ended December 31, 2018 and 2019 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
	2018	2019
	NT$	NT$
	(In Millions)	(In Millions)
Hedging Instruments
Forward exchange contracts	$34.6	$(109.6)
Foreign currency deposits	6.4	—

	$41.0	$(109.6)

Hedged Items
Forecast transaction (capital expenditures)	$(41.0)	$109.6

12.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
At amortized cost
Notes and accounts receivable	$125,025.6	$135,978.0
Less: Loss allowance	(7.3)	(325.3)

	125,018.3	135,652.7
At FVTOCI	3,595.1	3,255.9

	$128,613.4	$138,908.6

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

2018 and 2019

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
Not past due	$113,126.5	$126,134.8
Past due
Past due within 30 days	15,006.5	13,082.1
Past due 31-60 days	472.8	12.8
Past due 61-120 days	9.5	1.0
Past due over 121 days	5.4	3.2
Less: Loss allowance	(7.3)	(325.3)

	$128,613.4	$138,908.6

All of the Company’s accounts receivable classified as at FVTOCI were not past due. Movements of the loss allowance for accounts receivable
	Years Ended December 31
	2018	2019
	NT$	NT$
	(In Millions)	(In Millions)
Balance, beginning of year	$227.0	$7.3
Provision (Reversal)	(219.7)	318.2
Effect of exchange rate changes	—	(0.2)

Balance, end of year	$7.3	$325.3

For the years ended December 31, 2018 and 2019, the changes in loss allowance were mainly due to the variations in the expected credit loss ratios and the balance of accounts receivable of different risk levels.

13.	INVENTORIES

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
Finished goods	$11,329.8	$8,924.5
Work in process	72,071.9	51,969.1
Raw materials	15,233.9	16,552.3
Supplies and spare parts	4,595.4	5,535.3

	$103,231.0	$82,981.2

Reversal of write-down of inventories resulting from the increase in net realizable value and write-down of inventories to net realizable value were included in the cost of revenue, as illustrated below:

	Years Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Inventory losses (reversal of write-down of inventories)	$(840.9)	$1,259.5	$(1,983.0)

The aforementioned inventory losses (reversal of write-down of inventories) exclude computer virus outbreak losses and wafer contamination losses. Please refer to related losses in Note 38.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
			NT$	NT$
			(In Millions)	(In Millions)
Vanguard International Semiconductor Corporation (VIS)	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$8,924.8	$8,960.5	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and selling of integrated circuits and other semiconductor devices	Singapore	5,772.8	6,502.2	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	1,764.6	1,842.8	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,283.9	1,274.8	35%	35%
Mutual-Pak	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	22.9	38.5	39%	28%

			$17,769.0	$18,618.8

As of December 31, 2018 and 2019, no investments in associates are individually material to the Company. Please refer to the consolidated statements of profit or loss and other comprehensive income for recognition of share of both profit (loss) and other comprehensive income (loss) of associates that are not individually material.

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

	December 31, 2018	December 31, 2019
	NT$	NT$
Name of Associate	(In Millions)	(In Millions)
VIS	$27,621.3	$36,812.9

GUC	$9,617.7	$11,251.8

Xintec	$3,783.6	$8,958.2

15.	PROPERTY, PLANT AND EQUIPMENT

2017 and 2018

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost

Balance at January 1, 2017	$4,049.3	$304,404.5	$2,042,867.7	$34,729.6	$387,199.7	$2,773,250.8
Additions (Deductions)	—	75,594.7	458,605.8	8,195.9	(219,902.5)	322,493.9
Disposals or retirements	—	(37.0)	(9,553.0)	(377.8)	—	(9,967.8)
Reclassification	—	—	8.8	1.5	—	10.3
Effect of disposal of subsidiary	—	—	(51.2)	(14.8)	(0.5)	(66.5)
Effect of exchange rate changes	(66.1)	(827.6)	(4,125.8)	(142.9)	56.8	(5,105.6)

Balance at December 31, 2017	$3,983.2	$379,134.6	$2,487,752.3	$42,391.5	$167,353.5	$3,080,615.1

Accumulated depreciation and impairment

Balance at January 1, 2017	$524.8	$174,349.1	$1,577,377.5	$23,221.7	$—	$1,775,473.1
Additions	27.8	20,844.6	229,985.6	4,938.0	—	255,796.0
Disposals or retirements	—	(28.8)	(8,114.3)	(377.5)	—	(8,520.6)
Reclassification	—	—	8.2	1.5	—	9.7
Effect of disposal of subsidiary	—	—	(42.8)	(13.9)	—	(56.7)
Effect of exchange rate changes	(42.1)	(718.4)	(3,765.3)	(102.9)	—	(4,628.7)

Balance at December 31, 2017	$510.5	$194,446.5	$1,795,448.9	$27,666.9	$—	$2,018,072.8

Carrying amounts at December 31, 2017	$3,472.7	$184,688.1	$692,303.4	$14,724.6	$167,353.5	$1,062,542.3

Cost

Balance at January 1, 2018	$3,983.2	$379,134.6	$2,487,752.3	$42,391.5	$167,353.5	$3,080,615.1
Additions	—	40,396.4	247,042.3	6,773.4	5,812.3	300,024.4
Disposals or retirements	—	(410.9)	(5,972.5)	(790.8)	—	(7,174.2)
Effect of exchange rate changes	28.2	(405.8)	(61.9)	8.1	(254.8)	(686.2)

Balance at December 31, 2018	$4,011.4	$418,714.3	$2,728,760.2	$48,382.2	$172,911.0	$3,372,779.1

Accumulated depreciation and impairment

Balance at January 1, 2018	$510.5	$194,446.5	$1,795,448.9	$27,666.9	$—	$2,018,072.8
Additions	20.9	24,293.4	258,195.3	5,615.3	—	288,124.9
Disposals or retirements	—	(399.0)	(4,773.6)	(790.0)	—	(5,962.6)
Impairment	—	—	423.5	—	—	423.5
Effect of exchange rate changes	19.2	33.2	(15.1)	32.9	—	70.2

Balance at December 31, 2018	$550.6	$218,374.1	$2,049,279.0	$32,525.1	$—	$2,300,728.8

Carrying amounts at December 31, 2018	$3,460.8	$200,340.2	$679,481.2	$15,857.1	$172,911.0	$1,072,050.3

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

2019

December 31, 2019
NT$
(In Millions)
Assets used by the Company	$1,352,313.9
Assets subject to operating leases	63.5

$1,352,377.4

a.	Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost

Balance at January 1, 2019	$4,011.4	$418,151.7	$2,728,760.2	$48,382.2	$172,911.0	$3,372,216.5
Additions	—	21,448.5	179,798.4	7,415.0	355,621.1	564,283.0
Disposals or retirements	—	(159.0)	(17,381.6)	(1,043.3)	—	(18,583.9)
Transfers from right-of-use assets	—	—	619.8	—	—	619.8
Effect of disposal of subsidiary	—	—	—	(0.5)	—	(0.5)
Effect of exchange rate changes	(19.6)	(1,366.2)	(5,173.8)	(142.0)	(237.0)	(6,938.6)

Balance at December 31, 2019	$3,991.8	$438,075.0	$2,886,623.0	$54,611.4	$528,295.1	$3,911,596.3

Accumulated depreciation and impairment

Balance at January 1, 2019	$550.6	$217,899.2	$2,049,279.0	$32,525.1	$—	$2,300,253.9
Additions	1.6	26,026.6	246,724.2	6,012.5	—	278,764.9
Disposals or retirements	—	(144.4)	(12,880.8)	(1,042.1)	—	(14,067.3)
Transfers from right-of-use assets	—	—	20.7	—	—	20.7
Reversal of impairment	—	—	(301.4)	—	—	(301.4)
Effect of disposal of subsidiary	—	—	—	(0.5)	—	(0.5)
Effect of exchange rate changes	(13.5)	(722.1)	(4,575.7)	(76.6)	—	(5,387.9)

Balance at December 31, 2019	$538.7	$243,059.3	$2,278,266.0	$37,418.4	$—	$2,559,282.4

Carrying amounts at December 31, 2019	$3,453.1	$195,015.7	$608,357.0	$17,193.0	$528,295.1	$1,352,313.9

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2019, the Company recognized a reversal of impairment loss of NT$301.4 million due to redeployment of certain idle machinery and equipment. Such reversal of impairment loss was recognized in other operating income and expenses.

b.	Assets subject to operating leases

Buildings
NT$
(In Millions)
Cost

Balance at January 1, 2019	$562.6

Balance at December 31, 2019	$562.6

Accumulated depreciation

Balance at January 1, 2019	$474.9
Additions	24.2

Balance at December 31, 2019	$499.1

Carrying amounts at December 31, 2019	$63.5

Operating leases relate to leases of buildings with lease terms between 1 to 5 years. The lessees do not have purchase options to acquire the assets at the expiry of the lease periods.

The maturity analysis of operating lease payments receivable for the buildings is as follows:

December 31, 2019
NT$
(In Millions)
Year 1	$18.4
Year 2	17.0
Year 3	17.0

$52.4

16.	LEASE ARRANGEMENTS

2017 and 2018

The Company’s major operating leases are arrangements on several parcels of land, machinery and equipment and office premises.

The Company expensed the lease payments as follows:

	Years Ended December 31
	2017	2018
	NT$	NT$
	(In Millions)	(In Millions)
Minimum lease payments	$2,178.1	$4,243.1

Future minimum lease payments under the above non-cancellable operating leases are as follows:

December 31, 2018
NT$
(In Millions)
Not later than 1 year	$5,824.1
Later than 1 year and not later than 5 years	5,834.9
Later than 5 years	9,190.6

$20,849.6

2019

a.	Right-of-use assets

December 31, 2019
NT$
(In Millions)
Carrying amounts

Land	$14,064.0
Buildings	2,351.8
Machinery and equipment	775.8
Office equipment	40.8

$17,232.4

Year Ended December 31, 2019
NT$
(In Millions)

Additions to right-of-use assets	$1,033.0

Year Ended December 31, 2019
NT$
(In Millions)
Depreciation of right-of-use assets
Land	$957.1
Buildings	458.8
Machinery and equipment	1,184.4
Office equipment	22.4

$2,622.7

Income from subleasing right-of-use assets (classified under other operating income and expenses, net)	$55.0

b.	Lease liabilities

December 31, 2019
NT$
(In Millions)
Carrying amounts
Current portion (classified under accrued expenses and other current liabilities)	$2,275.1
Noncurrent portion	15,041.8

$17,316.9

Ranges of discount rates for lease liabilities are as follows:

December 31, 2019
Land	0.67%-2.14%
Buildings	0.67%-3.88%
Machinery and equipment	3.24%
Office equipment	0.64%-3.88%

c.	Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

The Company leases machinery and equipment for use in operation with lease terms of 2 years. The Company has purchase options to acquire leasehold machinery and equipment at the end of the lease terms.

d.	Subleases of right-of-use assets

The Company subleases its right-of-use assets for buildings under operating leases with lease terms of 1 to 5 years.

The maturity analysis of lease payments receivable under operating subleases is as follows:

December 31, 2019
NT$
(In Millions)
Year 1	$58.6
Year 2	1.9

$60.5

e.	Other lease information

Year Ended December 31, 2019
NT$
(In Millions)
Expenses relating to short-term leases	$5,007.1

Expenses relating to low-value asset leases	$0.5

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$195.1

Year Ended December 31, 2019
NT$
(In Millions)
Total cash outflow for leases	$7,724.4

17.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost
Balance at January 1, 2017	$6,008.0	$9,546.0	$22,243.6	$5,386.4	$43,184.0
Additions	—	897.9	3,021.1	349.2	4,268.2
Retirements	—	—	(75.2)	—	(75.2)
Reclassification	—	—	7.7	(18.0)	(10.3)
Effect of disposal of subsidiary	(13.5)	—	(7.7)	—	(21.2)
Effect of exchange rate changes	(345.8)	(0.6)	(3.2)	(1.6)	(351.2)

Balance at December 31, 2017	$5,648.7	$10,443.3	$25,186.3	$5,716.0	$46,994.3

Accumulated amortization and impairment
Balance at January 1, 2017	$—	$6,147.2	$18,144.5	$4,277.5	$28,569.2
Additions	—	1,548.3	2,310.7	487.7	4,346.7
Retirements	—	—	(75.2)	—	(75.2)
Reclassification	—	—	7.4	(17.1)	(9.7)
Impairment	13.5	—	—	—	13.5
Effect of disposal of subsidiary	(13.5)	—	(7.6)	—	(21.1)
Effect of exchange rate changes	—	(0.6)	(3.1)	(0.6)	(4.3)

Balance at December 31, 2017	$—	$7,694.9	$20,376.7	$4,747.5	$32,819.1

Carrying amounts at December 31, 2017	$5,648.7	$2,748.4	$4,809.6	$968.5	$14,175.2

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost
Balance at January 1, 2018	$5,648.7	$10,443.3	$25,186.3	$5,716.0	$46,994.3
Additions	—	533.7	4,601.9	1,969.4	7,105.0
Disposals or retirements	—	—	(186.7)	(31.2)	(217.9)
Effect of exchange rate changes	146.8	(2.5)	(6.9)	2.1	139.5

Balance at December 31, 2018	$5,795.5	$10,974.5	$29,594.6	$7,656.3	$54,020.9

Accumulated amortization and impairment
Balance at January 1, 2018	$—	$7,694.9	$20,376.7	$4,747.5	$32,819.1
Additions	—	1,063.6	2,835.3	522.5	4,421.4
Disposals or retirements	—	—	(186.6)	(31.2)	(217.8)
Effect of exchange rate changes	—	(2.5)	(1.7)	0.3	(3.9)

Balance at December 31, 2018	$—	$8,756.0	$23,023.7	$5,239.1	$37,018.8

Carrying amounts at December 31, 2018	$5,795.5	$2,218.5	$6,570.9	$2,417.2	$17,002.1

Cost
Balance at January 1, 2019	$5,795.5	$10,974.5	$29,594.6	$7,656.3	$54,020.9
Additions	—	4,879.6	3,710.4	647.8	9,237.8
Disposals or retirements	—	—	(260.9)	—	(260.9)
Effect of exchange rate changes	(102.1)	0.9	(20.1)	(1.2)	(122.5)

Balance at December 31, 2019	$5,693.4	$15,855.0	$33,024.0	$8,302.9	$62,875.3

Accumulated amortization and impairment
Balance at January 1, 2019	$—	$8,756.0	$23,023.7	$5,239.1	$37,018.8
Additions	—	1,066.9	3,747.3	658.2	5,472.4
Disposals or retirements	—	—	(258.6)	—	(258.6)
Effect of exchange rate changes	—	0.9	(10.3)	(0.9)	(10.3)

Balance at December 31, 2019	$—	$9,823.8	$26,502.1	$5,896.4	$42,222.3

Carrying amounts at December 31, 2019	$5,693.4	$6,031.2	$6,521.9	$2,406.5	$20,653.0

(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rates of 9.0% and 8.0% in its test of impairment as of December 31, 2018 and 2019, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the year ended December 31, 2017, the Company assessed goodwill impairment and recognized an impairment loss of NT$13.5 million related to a subsidiary since the operating result of this cash generating unit was not as expected and the recoverable amount of goodwill was nil. Such impairment loss was recognized in other operating income and expenses. For the years ended December 31, 2018 and 2019, the Company did not recognize any impairment loss on goodwill.

18.	SHORT-TERM LOANS

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
Unsecured loans
Amount	$88,754.7	$118,522.3

Original loan content
US$ (in millions)	$2,610.0	$2,370.0
EUR (in millions)	242.0	1,410.0
Annual interest rate	0.01%-3.22%	0.01%-2.22%
Maturity date	Due by January 2019	Due by May 2020

19.	PROVISIONS

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

20.	BONDS PAYABLE

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
Domestic unsecured bonds	$91,800.0	$56,900.0
Less: Current portion	(34,900.0)	(31,800.0)

	$56,900.0	$25,100.0

The major terms of domestic unsecured bonds are as follows:

			Total Amount
			NT$	Coupon	Repayment and
Issuance	Tranche	Issuance Period	(In Millions)	Rate	Interest Payment
100-1	B	September 2011 to September 2018	$7,500.0	1.63%	Bullet repayment; interest payable annually
100-2	B	January 2012 to January 2019	7,000.0	1.46%	The same as above
101-1	B	August 2012 to August 2019	9,000.0	1.40%	The same as above
101-2	B	September 2012 to September 2019	9,000.0	1.39%	The same as above
101-3	—	October 2012 to October 2022	4,400.0	1.53%	The same as above
101-4	A	January 2013 to January 2018	10,600.0	1.23%	The same as above
	B	January 2013 to January 2020	10,000.0	1.35%	The same as above
	C	January 2013 to January 2023	3,000.0	1.49%	The same as above
102-1	A	February 2013 to February 2018	6,200.0	1.23%	The same as above
	B	February 2013 to February 2020	11,600.0	1.38%	The same as above
	C	February 2013 to February 2023	3,600.0	1.50%	The same as above
102-2	A	July 2013 to July 2020	10,200.0	1.50%	The same as above
	B	July 2013 to July 2023	3,500.0	1.70%	The same as above
102-3	B	August 2013 to August 2019	8,500.0	1.52%	The same as above
102-4	C	September 2013 to March 2019	1,400.0	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600.0	1.85%	The same as above
	E	September 2013 to March 2023	5,400.0	2.05%	The same as above
	F	September 2013 to September 2023	2,600.0	2.10%	Bullet repayment; interest payable annually

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount US$ (In Millions)	Coupon Rate	Repayment and Interest Payment
April 2013 to April 2018	$1,150.0	1.625%	Bullet repayment; interest payable semi-annually

21.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, Mutual-Pak and VisEra Tech have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Nanjing, TSMC Europe, TSMC Canada and TSMC Technology also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$2,369.9 million, NT$2,568.9 million and NT$2,609.7 million for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Amounts recognized in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Current service cost	$145.0	$137.7	$135.6
Net interest expense	126.5	144.1	124.0

Components of defined benefit costs recognized in profit or loss	271.5	281.8	259.6

(Continued)

	Years Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	$29.3	$(71.3)	$(124.4)
Actuarial loss (gain) arising from experience adjustments	483.9	334.7	(438.0)
Actuarial gain arising from changes in demographic assumptions	—	—	(233.2)
Actuarial loss (gain) arising from changes in financial assumptions	(258.5)	597.8	541.7

Components of defined benefit costs recognized in other comprehensive income	254.7	861.2	(253.9)

Total	$526.2	$1,143.0	$5.7

(Concluded)

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Cost of revenue	$175.3	$177.8	$157.8
Research and development expenses	75.3	79.1	72.7
General and administrative expenses	16.7	20.6	25.1
Marketing expenses	4.2	4.3	4.0

	$271.5	$281.8	$259.6

The amounts arising from the defined benefit obligation of the Company were as follows:

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
Present value of defined benefit obligation	$13,662.7	$13,484.1
Fair value of plan assets	(4,011.3)	(4,301.6)

Net defined benefit liability	$9,651.4	$9,182.5

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$12,480.5	$12,774.6	$13,662.7
Current service cost	145.0	137.7	135.6
Interest expense	185.6	207.8	175.4
Remeasurement:
Actuarial loss (gain) arising from experience adjustments	483.9	334.7	(438.0)
Actuarial gain arising from changes in demographic assumptions	—	—	(233.2)
Actuarial loss (gain) arising from changes in financial assumptions	(258.5)	597.8	541.7
Benefits paid from plan assets	(261.9)	(274.3)	(344.1)
Benefits paid directly by the Company	—	(115.6)	(16.0)

Balance, end of year	$12,774.6	$13,662.7	$13,484.1

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$3,929.1	$3,923.9	$4,011.3
Interest income	59.1	63.7	51.4
Remeasurement:
Return on plan assets (excluding amounts included in net interest expense)	(29.3)	71.3	124.4
Contributions from employer	226.9	226.7	458.6
Benefits paid from plan assets	(261.9)	(274.3)	(344.1)

Balance, end of year	$3,923.9	$4,011.3	$4,301.6

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
Cash	$756.1	$713.2
Equity instruments	2,148.1	2,313.8
Debt instruments	1,107.1	1,274.6

	$4,011.3	$4,301.6

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2018	December 31, 2019
Discount rate	1.30%	0.90%
Future salary increase rate	3.00%	3.00%

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

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$921.8 million and NT$725.0 million as of December 31, 2018 and 2019, respectively.

3)

Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$901.6 million and NT$706.5 million as of December 31, 2018 and 2019 respectively.

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

The Company expects to make contributions of NT$230.9 million to the defined benefit plans in the next year starting from December 31, 2019. The weighted average duration of the defined benefit obligation is 10 years.

22.	GUARANTEE DEPOSITS

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
Capacity guarantee	$9,289.6	$1,499.4
Receivables guarantee	653.7	—
Others	245.7	230.5

	$10,189.0	$1,729.9

Current portion (classified under accrued expenses and other current liabilities)	$6,835.7	$1,553.0
Noncurrent portion	3,353.3	176.9

	$10,189.0	$1,729.9

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

23.	EQUITY

a.	Capital stock

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
Authorized shares	28,050.0	28,050.0

Authorized capital	$280,500.0	$280,500.0

Issued and paid shares	25,930.3	25,930.3

Issued capital	$259,303.8	$259,303.8

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500.0 million shares allocated for the exercise of employee stock options.

As of December 31, 2019, 1,065.1 million ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,325.6 million shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
Additional paid-in capital	$24,185.0	$24,185.0
From merger	22,804.5	22,804.5
From convertible bonds	8,892.9	8,892.9
From share of changes in equities of subsidiaries	121.5	121.8
From share of changes in equities of associates	282.8	302.2
Donations	29.3	33.3

	$56,316.0	$56,339.7

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

The amendments to TSMC’s Articles of Incorporation had been approved by TSMC’s shareholders in its meeting held on June 5, 2019, which stipulate that earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting.

TSMC’s amended Articles of Incorporation provide that, when allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and the TSMC’s Articles of Incorporation.

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

The appropriations of 2017 and 2018 earnings have been approved by TSMC’s shareholders in its meetings held on June 5, 2018 and June 5, 2019, respectively. The appropriations and cash dividends per share were as follows:

	Appropriation of Earnings		Cash Dividends Per Share (NT$)
	For Fiscal Year 2017	For Fiscal Year 2018	For Fiscal Year 2017	For Fiscal Year 2018
	NT$ (In Millions)	NT$ (In Millions)
Legal capital reserve	$34,311.2	$35,113.1

Special capital reserve	$26,907.5	$(11,459.5)

Cash dividends to shareholders	$207,443.0	$207,443.0	$8.0	$8.0

The appropriations of 2019 earnings for each quarter have been approved by TSMC’s Board of Directors in its meeting. The appropriations and cash dividends per share were as follows:

	First Quarter of 2019	Second Quarter of 2019	Third Quarter of 2019	Fourth Quarter of 2019
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Resolution date of TSMC’s Board of Directors in its meeting	June 5, 2019	August 13, 2019	November 12, 2019	February 11, 2020
Special capital reserve	$(4,724.0)	$(3,338.2)	$3,289.2	$16,893.0

Cash dividends to shareholders	$51,860.8	$64,826.0	$64,826.0	$64,826.0

Cash dividends per share (NT$)	$2.0	$2.5	$2.5	$2.5

The special capital reserve for 2019 is to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 9, 2020 (expected).

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2017
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Unearned Stock-Based Employee Compensation	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Balance, beginning of year	$1,661.2	$2.6	$0.1	$—	$1,663.9
Exchange differences arising on translation of foreign operations	(28,257.4)	—	—	—	(28,257.4)
Changes in fair value of available-for-sale financial assets	—	(154.7)	—	—	(154.7)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(61.2)	—	—	(61.2)
Gain/(loss) arising on changes in the fair value of hedging instruments	—	—	99.6	—	99.6
Transferred to initial carrying amount of hedged items	—	—	(94.9)	—	(94.9)
Share of other comprehensive income (loss) of associates	(101.5)	2.1	—	—	(99.4)
Share of unearned stock-based employee compensation of associates	—	—	—	(10.3)	(10.3)
Income tax effect	—	(2.9)	(0.6)	—	(3.5)

Balance, end of year	$(26,697.7)	$(214.1)	$4.2	$(10.3)	$(26,917.9)

	Year Ended December 31, 2018
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Balance, beginning of year(IFRS 9)	$(26,697.7)	$(524.9)	$4.2	$(10.3)	$(27,228.7)
Exchange differences arising on translation of foreign operations	14,562.0	—	—	—	14,562.0
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	—	(3,311.6)	—	—	(3,311.6)
Debt instruments	—	(1,858.0)	—	—	(1,858.0)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	—	1,193.1	—	—	1,193.1
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	—	989.1	—	—	989.1
Loss allowance adjustments from debt instruments	—	(2.0)	—	—	(2.0)
Gain (loss) arising on changes in the fair value of hedging instruments	—	—	41.0	—	41.0
Transferred to initial carrying amount of hedged items	—	—	(22.2)	—	(22.2)
Share of other comprehensive income (loss) of associates	93.3	(6.8)	—	—	86.5
Share of unearned stock-based employee compensation of associates	—	—	—	8.5	8.5
Income tax effect	—	91.8	0.6	—	92.4

Balance, end of year	$(12,042.4)	$(3,429.3)	$23.6	$(1.8)	$(15,449.9)

	Year Ended December 31, 2019
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$(12,042.4)	$(3,429.3)	$23.6	$(1.8)	$(15,449.9)
Exchange differences arising on translation of foreign operations	(14,693.5)	—	—	—	(14,693.5)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	—	334.5	—	—	334.5
Debt instruments	—	3,097.3	—	—	3,097.3
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	—	(162.1)	—	—	(162.1)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	—	(537.8)	—	—	(537.8)
Loss allowance adjustments from debt instruments	—	6.9	—	—	6.9
Gain (loss) arising on changes in the fair value of hedging instruments	—	—	(109.6)	—	(109.6)
Other comprehensive income transferred to profit or loss due to disposal of subsidiary	4.6	—	—	—	4.6
Transferred to initial carrying amount of hedged items	—	—	82.3	—	82.3
Share of other comprehensive income (loss) of associates	(140.1)	(11.8)	(0.1)	—	(152.0)
Share of unearned stock-based employee compensation of associates	—	—	—	1.6	1.6
Income tax effect	—	9.4	—	—	9.4

Balance, end of year	$(26,871.4)	$(692.9)	$(3.8)	$(0.2)	$(27,568.3)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

24.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

	Years Ended December 31
	2018	2019
	NT$	NT$
Product	(In Millions)	(In Millions)
Wafer	$911,296.4	$927,317.3
Others	120,177.2	142,668.1

	$1,031,473.6	$1,069,985.4

	Years Ended December 31
	2018	2019
	NT$	NT$
Geography	(In Millions)	(In Millions)
Taiwan	$78,260.8	$84,255.2
United States	632,821.5	634,713.0
China	175,794.2	208,101.4
Europe, the Middle East and Africa	71,068.5	67,568.2
Japan	58,125.9	57,468.6
Others	15,402.7	17,879.0

	$1,031,473.6	$1,069,985.4

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Years Ended December 31
	2018	2019
	NT$	NT$
Platform	(In Millions)	(In Millions)
Smartphone	$466,452.3	$523,612.9
High Performance Computing	341,910.2	315,822.3
Internet of Things	65,091.3	86,342.7
Automotive	51,709.8	47,914.5
Digital Consumer Electronics	58,470.2	53,733.4
Others	47,839.8	42,559.6

	$1,031,473.6	$1,069,985.4

	Years Ended December 31
	2018	2019
	NT$	NT$
Resolution	(In Millions)	(In Millions)
7-nanometer	$81,680.7	$249,548.1
10-nanometer	96,989.5	23,266.4
16-nanometer	187,370.6	186,700.9
20-nanometer	23,618.4	9,535.8
28-nanometer	178,440.4	149,578.7
40/45-nanometer	101,801.0	93,366.3
65-nanometer	76,122.3	69,250.0
90-nanometer	36,652.1	25,624.2
0.11/0.13 micron	20,677.7	22,947.3
0.15/0.18 micron	81,182.6	77,564.5
0.25 micron and above	26,761.1	19,935.1

Wafer revenue	$911,296.4	$927,317.3

Starting the first quarter of 2019, the Company reported its net revenue breakdown by platform, instead of by application. The Company believes this change better represents the Company’s results.

b.	Contract balances

	January 1, 2018	December 31, 2018	December 31, 2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Contract liabilities (classified under accrued expenses and other current liabilities)	$32,434.8	$4,684.0	$6,784.3

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$31,770.0 million and NT$3,876.6 million for the years ended December 31, 2018 and 2019, respectively.

c.	Refund liabilities

Estimated sales returns and other allowances is made and adjusted based on historical experience and the consideration of varying contractual terms, which amounted to NT$55,406.0 million and NT$36,211.4 million for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the aforementioned refund liabilities amounted to NT$22,672.6 million and NT$19,620.2 million (classified under accrued expenses and other current liabilities), respectively.

25.	OTHER OPERATING INCOME AND EXPENSES, NET

	Years Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Loss on disposal or retirement of property, plant and equipment, net	$(1,097.9)	$(1,005.6)	$(950.0)
Reversal of impairment loss (impairment loss) on property, plant and equipment	—	(423.5)	301.4
Others	(267.6)	(672.4)	152.3

	$(1,365.5)	$(2,101.5)	$(496.3)

26.	OTHER INCOME

	Years Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Interest income
Bank deposits	$6,412.8	$10,310.7	$11,454.0
Financial assets at FVTPL	—	382.7	339.5
Financial assets at FVTOCI	—	3,078.6	3,476.2
Financial assets at amortized cost	—	922.4	919.7
Available-for-sale financial assets	2,091.4	—	—
Held-to-maturity financial assets	568.6	—	—
Structured product	391.9	—	—

	9,464.7	14,694.4	16,189.4
Dividend income	145.6	158.4	417.3

	$9,610.3	$14,852.8	$16,606.7

27.	FINANCE COSTS

	Years Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Interest expense
Bank loans	$766.6	$1,417.3	$1,869.4
Corporate bonds	2,563.6	1,633.8	1,139.9
Lease liabilities	—	—	240.9
Others	0.1	0.1	0.7

	$3,330.3	$3,051.2	$3,250.9

28.	OTHER GAINS AND LOSSES, NET

	Years Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Gain (loss) on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$—	$(989.1)	$537.8
Available-for-sale financial assets	89.8	—	—
Gain (loss) from disposal of subsidiaries	17.3	—	(4.6)
Net gain (loss) on financial instruments at FVTPL
Mandatorily measured at FVTPL	—	(2,293.9)	(2,360.7)
Held for trading	2,253.7	—	—
Designated as at FVTPL	131.0	—	—
Gain (loss) arising from fair value hedges, net	(30.3)	(2.3)	13.1
Impairment loss on financial assets
Available-for-sale financial assets	(29.6)	—	—
The reversal (accrual) of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	—	2.0	(6.9)
Financial assets at amortized cost	—	0.4	5.2
Other gains (losses), net	385.5	(127.9)	665.1

	$2,817.4	$(3,410.8)	$(1,151.0)

29.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Current income tax expense
Current tax expense recognized in the current year	$73,851.4	$60,584.3	$47,135.5
Income tax adjustments on prior years	(19,107.0)	(21,753.0)	(10,193.8)
Other income tax adjustments	152.8	152.9	(41.5)

	54,897.2	38,984.2	36,900.2

Deferred income tax expense (benefit)
Effect of tax rate changes	561.8	(1,474.8)	—
The origination and reversal of temporary differences	(4,336.1)	(3,072.5)	(1,065.1)

	(3,774.3)	(4,547.3)	(1,065.1)

Income tax expense recognized in profit or loss	$51,122.9	$34,436.9	$35,835.1

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Income before tax	$396,161.9	$397,543.1	$389,862.1

Income tax expense at the statutory rate	$69,613.5	$80,872.5	$79,056.5
Tax effect of adjusting items:
Nondeductible (deductible) items in determining taxable income	(1,415.9)	2,533.4	(4,183.5)
Tax-exempt income	(16,901.1)	(54,543.5)	(39,808.1)
Additional income tax under the Alternative Minimum Tax Act	—	21,455.9	10,367.9
Additional income tax on unappropriated earnings	28,183.5	16,294.5	7,628.1
Effect of tax rate changes on deferred income tax	561.8	(1,474.8)	—
The origination and reversal of temporary differences	(4,336.1)	(3,072.6)	(1,065.1)
Income tax credits	(5,628.6)	(6,028.4)	(5,925.4)

	70,077.1	56,037.0	46,070.4
Income tax adjustments on prior years	(19,107.0)	(21,753.0)	(10,193.8)
Other income tax adjustments	152.8	152.9	(41.5)

Income tax expense recognized in profit or loss	$51,122.9	$34,436.9	$35,835.1

For the year ended December 31, 2017, the Company applied a tax rate of 17% for entities subject to the R.O.C. Income Tax Law. In 2018, the Income Tax Law in the R.O.C. was amended and, starting from 2018, the corporate income tax rate was adjusted from 17% to 20%. In addition, the tax rate for 2018 unappropriated earnings was reduced from 10% to 5%.

Under the amendment to the R.O.C Statute of Industrial Innovation in 2019, the amounts of unappropriated earnings in 2018 and thereafter used for building or purchasing specific assets or technologies can qualify for deduction when computing the income tax on unappropriated earnings.

For other jurisdictions, taxes are calculated using the applicable tax rate for each individual jurisdiction.

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Deferred income tax benefit (expense)
Related to remeasurement of defined benefit obligation	$30.6	$103.3	$(30.4)
Related to unrealized gain/loss on investments in equity instruments at FVTOCI	—	91.8	9.4
Related to gain/loss on cash flow hedges	(0.6)	0.6	—
Related to unrealized gain/loss on available-for-sale financial assets	(2.9)	—	—

	$27.1	$195.7	$(21.0)

c.	Deferred income tax balance

The analysis of deferred income tax assets and liabilities was as follows:

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$11,839.2	$13,547.2
Refund liability	2,594.0	2,150.4
Net defined benefit liability	1,084.9	1,016.3
Unrealized loss on inventories	751.0	469.4
Deferred compensation cost	271.7	323.1
Investments in equity instruments at FVTOCI	56.2	65.7
Others	209.4	356.3

	$16,806.4	$17,928.4

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(61.7)	$(333.6)
Others	(171.6)	(10.8)

	$(233.3)	$(344.4)

	Year Ended December 31, 2017
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Disposal of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$4,244.2	$4,207.2	$—	$—	$(50.1)	$8,401.3
Provision for sales returns and allowance	1,512.1	130.0	—	—	(4.4)	1,637.7
Net defined benefit liability	939.5	5.2	30.6	—	—	975.3
Unrealized loss on inventories	737.3	(105.1)	—	—	(2.7)	629.5
Deferred compensation cost	378.7	(83.1)	—	—	(29.1)	266.5
Others	445.1	(222.4)	—	—	(27.5)	195.2
Operating loss carryforward	14.5	—	—	(14.5)	—	—

	$8,271.4	$3,931.8	$30.6	$(14.5)	$(113.8)	$12,105.5

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(48.7)	$(120.8)	$—	$—	$—	$(169.5)
Available-for-sale financial assets	(92.5)	—	(2.9)	—	—	(95.4)
Others	—	(36.7)	(0.6)	—	—	(37.3)

	$(141.2)	$(157.5)	$(3.5)	$—	$—	$(302.2)

	Year Ended December 31, 2018
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$8,401.3	$3,430.4	$—	$7.5	$11,839.2
Refund liability	1,637.7	955.0	—	1.3	2,594.0
Net defined benefit liability	975.3	6.3	103.3	—	1,084.9
Unrealized loss on inventories	629.5	120.5	—	1.0	751.0
Deferred compensation cost	266.5	(4.7)	—	9.9	271.7
Investments in equity instruments at FVTOCI	—	—	56.2	—	56.2
Others	195.2	7.1	—	7.1	209.4

	$12,105.5	$4,514.6	$159.5	$26.8	$16,806.4

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(169.5)	$107.8	$—	$—	$(61.7)
Investments in equity instruments at FVTOCI	(95.4)	—	95.4	—	—
Others	(37.3)	(75.1)	(59.2)	—	(171.6)

	$(302.2)	$32.7	$36.2	$—	$(233.3)

	Year Ended December 31, 2019
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$11,839.2	$1,727.8	$—	$(19.8)	$13,547.2
Refund liability	2,594.0	(443.2)	—	(0.4)	2,150.4
Net defined benefit liability	1,084.9	(38.2)	(30.4)	—	1,016.3
Unrealized loss on inventories	751.0	(280.8)	—	(0.8)	469.4
Deferred compensation cost	271.7	59.4	—	(8.0)	323.1
Investments in equity instruments at FVTOCI	56.2	0.1	9.4	—	65.7
Others	209.4	151.1	—	(4.2)	356.3

	$16,806.4	$1,176.2	$(21.0)	$(33.2)	$17,928.4

(Continued)

	Year Ended December 31, 2019
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(61.7)	$(271.9)	$—	$—	$(333.6)
Others	(171.6)	160.8	—	—	(10.8)

	$(233.3)	$(111.1)	$—	$—	$(344.4)

(Concluded)

d.	The deductible temporary differences for which no deferred income tax assets have been recognized

As of December 31, 2018 and 2019, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$20,060.9 million and NT$33,445.5 million, respectively.

e.	Unused tax-exemption information

As of December 31, 2019, the profits generated from the following projects of TSMC are exempt from income tax for a five-year period:

Tax-exemption Period
Construction and expansion of 2009 by TSMC	2018 to 2022

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2018 and 2019, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to NT$112,893.0 million and NT$131,085.7 million, respectively.

g.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2018. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

30.	EARNINGS PER SHARE

	Years Ended December 31
	2017	2018	2019
	(NT$)	(NT$)	(NT$)
Basic EPS	$13.30	$14.00	$13.65

Diluted EPS	$13.30	$14.00	$13.65

EPS is computed as follows:

	Amounts (Numerator) NT$ (In Millions)	Number of Shares (Denominator) (In Millions)	EPS (NT$)
Year Ended December 31, 2017
Basic/Diluted EPS
Net income available to common shareholders of the parent	$344,998.3	25,930.3	$13.30

Year Ended December 31, 2018
Basic/Diluted EPS
Net income available to common shareholders of the parent	$363,052.7	25,930.3	$14.00

Year Ended December 31, 2019
Basic/Diluted EPS
Net income available to common shareholders of the parent	$353,948.0	25,930.3	$13.65

31.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
a. Depreciation of property, plant and equipment and right-of-use assets
Recognized in cost of revenue	$235,985.2	$264,804.7	$256,530.9
Recognized in operating expenses	19,746.3	23,292.3	24,856.7
Recognized in other operating income and expenses	64.5	27.9	24.2

	$255,796.0	$288,124.9	$281,411.8

b. Amortization of intangible assets
Recognized in cost of revenue	$2,135.5	$2,073.5	$3,069.9
Recognized in operating expenses	2,211.2	2,347.9	2,402.5

	$4,346.7	$4,421.4	$5,472.4

c. Research and development costs expensed as incurred	$80,732.5	$85,895.6	$91,418.7

	Years Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
d. Employee benefits expenses
Post-employment benefits
Defined contribution plans	$2,369.9	$2,568.9	$2,609.7
Defined benefit plans	271.5	281.8	259.6

	2,641.4	2,850.7	2,869.3
Other employee benefits	101,488.7	105,364.2	107,115.3

	$104,130.1	$108,214.9	$109,984.6

Employee benefits expense summarized by function
Recognized in cost of revenue	$61,026.1	$63,597.7	$64,702.0
Recognized in operating expenses	43,104.0	44,617.2	45,282.6

	$104,130.1	$108,214.9	$109,984.6

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$23,019.1 million, NT$23,570.0 million and NT$23,165.7 million for the years ended December 31, 2017, 2018 and 2019, respectively; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$23,019.1 million and NT$368.9 million in cash for 2017; respectively, profit sharing bonus to employees and compensation to directors in the amounts of NT$23,570.0 million and NT$349.3 million in cash for 2018, respectively, and profit sharing bonus to employees and compensation to directors in the amounts of NT$23,165.7 million and NT$360.4 million in cash for 2019, respectively, had been approved by the Board of Directors of TSMC held on February 13, 2018 and February 19, 2019 and February 11, 2020, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2017, 2018 and 2019, respectively.

32.	CASH FLOW INFORMATION

a.	Non-cash transaction

2017

		Year Ended December 31, 2017
		NT$
		(In Millions)
Additions of property, plant and equipment		$322,493.9
Changes in other financial assets		3,634.9
Changes in payables to contractors and equipment suppliers		4,364.5
Transferred to initial carrying amount of hedged items		94.9

Payments for acquisition of property, plant and equipment		$330,588.2

Acquisition of available-for-sale financial assets		$104,086.8
Changes in accrued expenses and other current liabilities		(2,262.8)

Payments for acquisition of available-for-sale financial assets		$101,824.0

Disposal of available-for-sale financial assets		$70,862.9
Changes in other financial assets		(1,324.0)

Proceeds from disposal of available-for-sale financial assets		$69,538.9

2018 and 2019
	Years Ended December 31
	2018	2019
	NT$	NT$
	(In Millions)	(In Millions)
Additions of property, plant and equipment	$300,024.4	$564,283.0
Changes in other financial assets	1,555.4	472.5
Exchange of assets	—	(3,287.1)
Changes in payables to contractors and equipment suppliers	13,979.9	(100,963.9)
Transferred to initial carrying amount of hedged items	22.2	(82.3)

Payments for acquisition of property, plant and equipment	$315,581.9	$460,422.2

Acquisition of financial assets at FVTOCI	$100,759.6	$257,824.5
Changes in other financial assets	(23.8)	—
Changes in accrued expenses and other current liabilities	(4,323.0)	(266.3)

Payments for acquisition of financial assets at FVTOCI	$96,412.8	$257,558.2

(Continued)

	Years Ended December 31
	2018	2019
	NT$	NT$
	(In Millions)	(In Millions)
Disposal of financial assets at FVTOCI	$90,545.1	$229,525.1
Changes in other financial assets	(3,905.8)	919.4

Proceeds from disposal of financial assets at FVTOCI	$86,639.3	$230,444.5

(Concluded)

b.	Reconciliation of liabilities arising from financing activities

			Non-cash changes
	Balance as of January 1, 2017	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of December 31, 2017
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Short-term loans	$57,958.2	$10,394.3	$(4,585.7)	$—	$63,766.8
Guarantee deposits	26,670.6	(2,872.3)	(1,609.0)	(6,108.7)	16,080.6
Bonds payable	191,193.6	(38,100.0)	(2,918.9)	26.4	150,201.1

Total	$275,822.4	$(30,578.0)	$(9,113.6)	$(6,082.3)	$230,048.5

			Non-cash changes
	Balance as of January 1, 2018	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of December 31, 2018
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Short-term loans	$63,766.8	$23,923.0	$1,064.9	$—	$88,754.7
Guarantee deposits	16,080.6	(279.2)	423.5	(6,035.9)	10,189.0
Bonds payable	150,201.1	(58,024.9)	(382.9)	6.7	91,800.0

Total	$230,048.5	$(34,381.1)	$1,105.5	$(6,029.2)	$190,743.7

			Non-cash changes
	Balance as of January 1, 2019	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2019
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Short-term loans	$88,754.7	$31,804.3	$(2,036.7)	$—	$—	$118,522.3
Guarantee deposits	10,189.0	(639.1)	4.5	—	(7,824.5)	1,729.9
Lease liabilities	19,903.6	(3,174.0)	(73.3)	419.7	240.9	17,316.9
Bonds payable	91,800.0	(34,900.0)	—	—	—	56,900.0

Total	$210,647.3	$(6,908.8)	$(2,105.5)	$419.7	$(7,583.6)	$194,469.1

Note:	Other changes include guarantee deposits refunded to customers by offsetting related accounts receivable, amortization of bonds payable and financial cost of lease liabilities.

33	CAPITAL MANAGEMENT

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

34.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2018	December 31, 2019
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets
FVTPL (Note 1)	$3,504.6	$326.8
FVTOCI (Note 2)	107,067.5	134,776.8
Hedging financial assets	23.5	25.9
Amortized cost (Note 3)	745,585.8	612,740.6

	$856,181.4	$747,870.1

Financial liabilities
FVTPL (Note 4)	$40.8	$982.3
Hedging financial liabilities	155.8	1.8
Amortized cost (Note 5)	318,475.8	533,581.7

	$318,672.4	$534,565.8

Note 1:	Financial assets mandatorily measured at FVTPL.
Note 2:	Including notes and accounts receivable (net), equity and debt investments.
Note 3:	Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables and refundable deposits.
Note 4:	Held for trading.
Note 5:	Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable and guarantee deposits.

b.	Financial risk management objectives

The Company seeks to ensure that sufficient cost-efficient funding is readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the corporate treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

The majority of the Company’s revenue is denominated in U.S. dollar and over one-half of its capital expenditures are denominated in currencies other than NT dollar, primarily in U.S. dollar, Japanese yen and Euro. As a result, any significant fluctuations to its disadvantage in exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollar. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities and certain forecasted transactions. The Company utilizes U.S. dollar denominated debt to partially offset currency risk arising from U.S. dollar denominated receivables for statements of financial position hedges. These hedges reduce, but do not entirely eliminate, the financial impact on the Company caused by the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the years ended December 31, 2017, 2018 and 2019, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$867.9 million, NT$506.4 million and NT$2,137.3 million, respectively, and decreased its other comprehensive income by NT$265.9 million, NT$315.6 million and NT$107.7 million, respectively, after taking into account hedges and offsetting positions.

Interest rate risk

The Company is exposed to interest rate risks primarily related to its investment portfolio and bank loans. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents as well as fixed income securities and the fair value of those securities, as well as the interest paid on its bank loans. Because all of the Company’s bonds issued are fixed-rate and measured at amortized cost, changes in interest rates would not affect the cash flows and the fair value.

The Company’s cash and cash equivalents as well as fixed income investments in both fixed- and floating-rate securities carry a degree of interest rate risk. The majority of the Company’s fixed income investments are fixed-rate securities and classified as FVTOCI, and may have their fair value adversely affected due to a rise in interest rates, while cash and cash equivalents as well as floating-rate securities may generate less interest income than predicted if interest rates fall. The Company has entered, and may enter in the future, into interest rate futures to partially hedge the fair value change in its fixed income investments. However, these hedges can offset only a small portion of the financial impact from movements in interest rates.

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

Based on a sensitivity analysis performed on fixed income investments at the end of the reporting period, an interest rate increase of 100 basis points (1.00%) across all maturities would have decreased the fair value by NT$2,119.7 million, NT$2,697.8 million and NT$3,517.4 million for the years ended, 2017, 2018 and 2019, respectively. The decreases were composed of NT$2,119.7 million decrease, NT$2,450.0 million decrease and NT$3,516.6 million decrease in other comprehensive income for the years ended, 2017, 2018 and 2019, and NT$247.8 million decrease and NT$0.8 million decrease in net income for the years ended, 2018 and 2019, respectively.

As for the Company’s bank loans, all of them are floating-rate loans. A rise in interest rates may incur higher interest expense than predicted.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments for 2017 and financial assets at FVTOCI for both 2018 and 2019.

Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the years ended December 31, 2017, 2018 and 2019, the other comprehensive income would have decreased by NT$703.0 million, NT$427.1 million and NT$401.9 million, respectively.

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

As of December 31, 2018 and 2019, the Company’s ten largest customers accounted for 79% of accounts receivable in both years. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

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

The risk management of expected credit loss for financial assets at amortized cost and investments in debt instruments at FVTOCI is as follows:

The Company only invests in debt instruments that are rated as investment grade or higher. The credit rating information is supplied by external rating agencies. The Company assesses whether there has been a significant increase in credit risk since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the bond issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio
Performing	Credit rating on trade date and valuation date: (1) Within investment grade (2) Between BB+ and BB-	12 months expected credit loss	0—0.1%
Doubtful	Credit rating on trade date and valuation date: (1) From investment grade to non-investment grade (2) From BB+~BB— to B+~CCC-	Lifetime expected credit loss-not credit impaired	—
In default	Credit rating CC or below	Lifetime expected credit loss-credit impaired	—
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	~~—~~

For the years ended December 31, 2018 and 2019, the expected credit loss decreases NT$1.1 million and increases NT$0.6 million, respectively. The changes are mainly due to investment portfolio adjustment.

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

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
December 31, 2018

Non-derivative financial liabilities
Short-term loans	$88,810.7	$—	$—	$—	$88,810.7
Accounts payable (including related parties)	34,357.4	—	—	—	34,357.4
Payables to contractors and equipment suppliers	43,133.7	—	—	—	43,133.7
Accrued expenses and other current liabilities	50,241.0	—	—	—	50,241.0
Bonds payable	36,039.9	35,340.8	22,979.4	—	94,360.1
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,835.7	2,891.6	461.7	—	10,189.0

	259,418.4	38,232.4	23,441.1	—	321,091.9

Derivative financial instruments
Forward exchange contracts
Outflows	49,302.3	—	—	—	49,302.3
Inflows	(49,393.7)	—	—	—	(49,393.7)

	(91.4)	—	—	—	(91.4)

	$259,327.0	$38,232.4	$23,441.1	$—	$321,000.5

(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
December 31, 2019

Non-derivative financial liabilities
Short-term loans	$118,562.6	$—	$—	$—	$118,562.6
Accounts payable (including related parties)	40,206.0	—	—	—	40,206.0
Payables to contractors and equipment suppliers	140,810.7	—	—	—	140,810.7
Accrued expenses and other current liabilities	45,760.9	—	—	—	45,760.9
Bonds payable	32,338.9	7,777.7	18,203.6	—	58,320.2
Lease liabilities (including those classified under accrued expenses and other current liabilities)	2,475.1	2,782.9	2,484.5	10,947.7	18,690.2
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	1,553.0	121.0	55.5	0.4	1,729.9

	381,707.2	10,681.6	20,743.6	10,948.1	424,080.5

Derivative financial instruments
Forward exchange contracts
Outflows	141,450.8	—	—	—	141,450.8
Inflows	(141,128.9)	—	—	—	(141,128.9)

	321.9	—	—	—	321.9

	$382,029.1	$10,681.6	$20,743.6	$10,948.1	$424,402.4

(Concluded)

Additional information about the maturity analysis for lease liabilities:

	Less than 5 Years	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Lease liabilities	$7,742.5	$5,581.1	$3,691.3	$1,600.9	$74.4

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated statements of financial position

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

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

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets at FVTPL
Mandatorily measured at FVTPL
Agency mortgage-backed securities	$—	$3,419.3	$—	$3,419.3
Forward exchange contracts	—	85.3	—	85.3

	$—	$3,504.6	$—	$3,504.6

Financial assets at FVTOCI
Investments in debt instruments
Corporate bonds	$—	$40,753.6	$—	$40,753.6
Agency bonds/Agency mortgage-backed securities	—	31,288.8	—	31,288.8
Asset-backed securities	—	15,670.3	—	15,670.3
Government bonds	11,006.2	145.1	—	11,151.3
Commercial paper	—	107.6	—	107.6
Investments in equity instruments
Non-publicly traded equity investments	—	—	3,910.7	3,910.7
Publicly traded stocks	590.1	—	—	590.1
Notes and accounts receivable, net	—	3,595.1	—	3,595.1

	$11,596.3	$91,560.5	$3,910.7	$107,067.5

Hedging financial assets
Cash flow hedges
Forward exchange contracts	$—	$23.5	$—	$23.5

Financial liabilities at FVTPL
Held for trading
Forward exchange contracts	$—	$40.8	$—	$40.8

Hedging financial liabilities
Fair value hedges
Interest rate futures contracts	$153.9	$—	$—	$153.9
Cash flow hedges
Forward exchange contracts	—	1.9	—	1.9

	$153.9	$1.9	$—	$155.8

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets at FVTPL
Mandatorily measured at FVTPL
Forward exchange contracts	$—	$162.1	$—	$162.1
Convertible bonds	—	—	123.8	123.8
Agency mortgage-backed securities	—	40.9	—	40.9

	$—	$203.0	$123.8	$326.8

Financial assets at FVTOCI
Investments in debt instruments
Agency bonds/Agency mortgage-backed securities	$—	$51,966.5	$—	$51,966.5
Corporate bonds	—	51,790.0	—	51,790.0
Government bonds	12,678.1	146.1	—	12,824.2
Asset-backed securities	—	10,815.9	—	10,815.9
Investments in equity instruments
Non-publicly traded equity investments	—	39.2	4,085.1	4,124.3
Notes and accounts receivable, net	—	3,255.9	—	3,255.9

	$12,678.1	$118,013.6	$4,085.1	$134,776.8

Hedging financial assets
Fair value hedges
Interest rate futures contracts	$22.4	$—	$—	$22.4
Cash flow hedges
Forward exchange contracts	—	3.5	—	3.5

	$22.4	$3.5	$—	$25.9

Financial liabilities at FVTPL
Held for trading
Forward exchange contracts	$—	$982.3	$—	$982.3

Hedging financial liabilities
Cash flow hedges
Forward exchange contracts	$—	$1.8	$—	$1.8

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were financial assets at FVTPL and equity investments classified as financial assets at FVTOCI. Reconciliations for the years ended December 31, 2018 and 2019 were as follows:

	Years Ended December 31
	2018	2019
	NT$	NT$
	(In Millions)	(In Millions)
Balance, beginning of year	$5,841.4	$3,910.7
Additions	212.5	372.3
Recognized in other comprehensive income	(2,141.4)	129.5
Disposals and proceeds from return of capital of investments	(175.8)	(76.5)
Transfers out of level 3 (Note)	—	(43.6)
Effect of exchange rate changes	174.0	(83.5)

Balance, end of year	$3,910.7	$4,208.9

Note:	The transfer from level 3 to level 2 is because observable market data became available for the equity investments.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•

The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities, government bonds, commercial papers and non-publicly traded equity investments are determined by quoted market prices provided by third party pricing services.

•	Forward exchange contracts are measured using forward exchange rates and the discounted curves that are derived from quoted market prices.

•	The fair value of accounts receivables classified as at FVTOCI are determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of non-publicly traded equity investments are mainly determined by using the asset approach, income approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On December 31, 2018 and 2019, the Company uses unobservable inputs derived from discount for lack of marketability by 10%. When other inputs remain equal, the fair value will decrease by NT$31.4 million and NT$34.8 million if discounts for lack of marketability increase by 1%.

The income approach utilizes discounted cash flows to determine the present value of the expected future economic benefits that will be derived from the investment. On December 31, 2018 and 2019, the Company uses unobservable inputs, which include expected returns, discount rate of 10%, discount for lack of marketability of 10%, and discounts for lack of control of 10%.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

In addition, the fair values of convertible bonds are determined by the present value of future cash flow based on a discount rate reflecting issuer’s credit spread and market conditions, combined with the fair value of conversion option estimated by the option pricing model considering recent financing activities of the investee and market transaction prices of the similar companies.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s assets and liabilities which are not required to measure at fair value:

	December 31, 2018
	Carrying	Level 2
	Amount	Fair Value
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets
Financial assets at amortized costs
Corporate bonds	$19,511.8	$19,554.5
Commercial paper	2,294.1	2,296.2

	$21,805.9	$21,850.7

Financial liabilities
Financial liabilities at amortized costs
Bonds payable	$91,800.0	$93,171.3

	December 31, 2019
	Carrying	Level 2
	Amount	Fair Value
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets
Financial assets at amortized costs
Corporate bonds	$7,648.8	$7,718.7

Financial liabilities
Financial liabilities at amortized costs
Bonds payable	$56,900.0	$57,739.1

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair value of corporate bonds is determined by quoted market prices provided by third party pricing services.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

The fair value of the Company’s bonds payable is determined by quoted market prices provided by third party pricing services.

35.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories
GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
Mutual-Pak	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Years Ended December 31
		2017	2018	2019
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)
Item	Related Party Categories
Net revenue from sale of goods	Associates	$8,496.0	$8,980.1	$6,253.9
	Other related parties	0.1	0.3	—

		$8,496.1	$8,980.4	$6,253.9

Net revenue from royalties	Associates	$482.5	$362.3	$183.6

c.	Purchases

	Years Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Related Party Categories
Associates	$9,904.6	$8,809.5	$6,301.4

d.	Receivables from related parties

		December 31, 2018	December 31, 2019
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Name/Categories
Receivables from related parties	GUC	$481.9	$741.9
	Xintec	102.5	120.2

		$584.4	$862.1

Other receivables from related parties	SSMC	$53.8	$46.5
	VIS	10.4	3.9
	Other associates	0.8	1.2

		$65.0	$51.6

e.	Payables to related parties

		December 31, 2018	December 31, 2019
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Name/Categories
Payables to related parties	Xintec	$649.8	$736.9
	SSMC	362.6	487.9
	VIS	357.1	154.0
	Others	7.0	56.1

		$1,376.5	$1,434.9

f.	Others

		Years Ended December 31
		2017	2018	2019
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)
Item	Related Party Categories
Manufacturing expenses	Associates	$2,196.1	$2,974.6	$2,823.0

Research and development expenses	Associates	$69.8	$83.1	$163.4

General and administrative expenses	Other related parties	$101.5	$120.8	$120.0

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

g.	Compensation of key management personnel

The compensation to directors and other key management personnel for the years ended December 31, 2017, 2018 and 2019 were as follows:

	Years Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Short-term employee benefits	$2,170.3	$2,004.9	$1,922.2
Post-employment benefits	3.7	3.4	2.7

	$2,174.0	$2,008.3	$1,924.9

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

36.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of December 31, 2018 and 2019, the aforementioned other financial assets amounted to NT$124.2 million and NT$114.5 million, respectively.

37.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of December 31, 2019, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2019.

c.

In February 2019, Innovative Foundry Technologies LLC (“IFT”) filed a complaint in the U.S. District Court for the District of Delaware alleging that TSMC and TSMC Technology Inc. infringe five U.S. patents. IFT also filed a complaint in the U.S. International Trade Commission (the “ITC”) alleging that TSMC, TSMC North America, TSMC Technology Inc., and other companies infringe the same patents. The ITC instituted an investigation in March 2019. Both parties agreed to end the dispute and the ITC terminated the investigation in October 2019. The pending litigation in the U.S. District Court for the District of Delaware was dismissed at the same time.

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

e.	TSMC entered into long-term purchase agreements of material with multiple suppliers. The relative minimum purchase quantity and price are specified in the agreements.

f.	TSMC entered into a long-term purchase agreement of equipment. The relative purchase quantity and price are specified in the agreement.

g.	TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative purchase period, quantity and price are specified in the agreements.

h.	Amounts available under unused letters of credit as of December 31, 2018 and 2019 were NT$70.7 million and NT$60.0 million, respectively.

38.	SIGNIFICANT OPERATION LOSSES

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

39.	OPERATING SEGMENTS INFORMATION

a.	Operating segments, segment revenue and operating results

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

b.	Geographic, product and major customers information were as follows:

1)	Geographic information

	Net Revenue from External Customers
	Year Ended	Noncurrent Assets
	December 31	December 31,
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Taiwan	$88,046.1	$1,039,471.3	$1,344,352.6
United States	635,851.7	7,569.8	8,850.1
China	110,201.4	43,574.5	38,586.6
Europe, the Middle East and Africa	69,046.8	8.3	186.2
Japan	60,628.0	13.1	27.1
Others	13,673.2	—	3.1

	$977,447.2	$1,090,637.0	$1,392,005.7

The Company categorized the net revenue mainly based on the countries where the customers are headquartered. For geographic information in 2018 and 2019, please refer to Note 24. Noncurrent assets include property, plant and equipment, right-of-use assets, intangible assets and other noncurrent assets.

2)	Product information

Year Ended December 31
2017
NT$
Product	(In Millions)
Wafer	$875,461.4
Others	101,985.8

$977,447.2

For product information in 2018 and 2019, please refer to Note 24.

3)	Major customers representing at least 10% of net revenue

	Years Ended December 31
	2017		2018		2019
	Amount	%	Amount	%	Amount	%
	NT$		NT$		NT$
	(In Millions)		(In Millions)		(In Millions)
Customer A	$220,463.1	23	$224,690.7	22	$247,213.3	23
Customer B	46,355.5	5	83,885.6	8	152,876.9	14

Commencing in 2018, the Company began to break down the net revenue by product, by geography, by resolution and by customer based on a new method which associates most estimated sales returns and allowances with individual sales transactions, as opposed to the previous method which allocated sales returns and allowances based on the aforementioned gross revenue. The Company believes the new method provides a more relevant breakdown than the previous one. On a comparable basis, the classifications of 2017 have been revised accordingly.