Form 20-F
period 2021-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2022-04-14
CIK 1046179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Hsinchu

300-096,
 Taiwan
Republic of China
(Address of Principal Executive Offices)
Wendell Huang, Vice President & Chief Financial Officer & Spokesperson
Telephone:
886-3-
5055901
 / Email: invest@tsmc.com
No. 8,
Li-Hsin
Road 6,
Hsinchu Science Park, Hsinchu

300-096,
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
As of December 31, 2021, 25,930,380,458 Common Shares, par value NT$10 each were outstanding.
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

Taiwan Semiconductor Manufacturing Company Limited

EX-2a.1 DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
EX-4.47 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO FAB14 & FAB18 LOCATED IN SOUTHERN TAIWAN SCIENCE PARK (EFFECTIVE JANUARY 1, 2022 TO DECEMBER 31, 2041) (ENGLISH SUMMARY)
EX-4.48 LAND LEASE WITH CENTRAL SCIENCE PARK ADMINISTRATION RELATING TO TCZWM LOCATED IN TAICHUNG SCIENCE PARK (EFFECTIVE JUNE 21, 2021 TO JUNE 20, 2041) (ENGLISH SUMMARY)

i

EX-4.49
LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO THE FABS (F18 BRIDGE) LOCATED IN SOUTHERN TAIWAN SCIENCE PARK (EFFECTIVE JANUARY 1, 2022 TO DECEMBER 31, 2041) (ENGLISH SUMMARY)
EX-4.50 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. EMPLOYEE RESTRICTED STOCK AWARDS RULES FOR YEAR 2021
EX-4.51
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. EMPLOYEE RESTRICTED STOCK AWARDS RULES FOR YEAR 2022 (AS APPROVED BY THE BOARD OF DIRECTORS ON APRIL 12, 2022, AND SUBJECT TO SHAREHOLDER APPROVAL AND APPROVAL BY THE R.O.C. FINANCIAL SUPERVISORY COMMISSION)
EX-8.1 SUBSIDIARIES OF TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
EX-12.1 CERTIFICATION OF CEO - RULE 13A-14(A)
EX-12.2 CERTIFICATION OF CFO - RULE 13A-14(A)
EX-13.1 CERTIFICATION OF CEO - RULE 13A-14(B)
EX-13.2 CERTIFICATION OF CFO - RULE 13A-14(B) EX-17 ISSUERS OF GUARANTEED SECURITIES
EX-101.INS iXBRL INSTANCE DOCUMENT (EMBEDDED WITHIN THE INLINE XBRL DOCUMENT)
EX-101.SCH iXBRL TAXONOMY EXTENSION SCHEMA DOCUMENT
EX-101.CAL iXBRL TAXONOMY EXTENSION CALCULATION LINKBASE DOCUMENT
EX-101.DEF iXBRL TAXONOMY EXTENSION DEFINITION LINKBASE DOCUMENT
EX-101.LAB iXBRL TAXONOMY EXTENSION LABEL LINKBASE DOCUMENT
EX-101.PRE iXBRL TAXONOMY EXTENSION PRESENTATION LINKBASE DOCUMENT
EX-104 COVER PAGE INTERACTIVE DATA FILE (EMBEDDED WITHIN THE INLINE XBRL DOCUMENT)
“TSMC”, “tsmc”, “Open Innovation Platform”, “CyberShuttle”, “CoWoS”, “TSMC-SoIC
”
, “3DFabric”, “TSMC 3DFabric”, and “N12e” are some of our registered and/or pending trademarks used by us in various jurisdictions, including the United States of America. All rights reserved.

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This annual report includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of U.S. securities laws. Such statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The terms “anticipates,” “expects,” “may,” “will,” “could,” “should” and other similar expressions identify forward-looking statements. These statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. Important factors that could cause those differences include, but are not limited to:

•	general local and global economic conditions;

•	the political stability of our local region;

•	outlook of the major and emerging end markets for our products, such as smartphones, high performance computing, internet of things (“IoT”), automotive and digital consumer electronics;

•	the volatility of the semiconductor and electronics industry;

•	our ability to develop new technologies successfully and remain a technological leader;

•	the increased competition from other companies and our ability to retain and increase our market share;

•	overcapacity in the semiconductor industry;

•	our reliance on certain major customers;

•	the reliability of our information technology systems and resilience to any cyberattacks;

•	our ability to maintain control over expansion and facility modifications;

•	our ability to generate growth and profitability;

•	our ability to hire and retain qualified personnel;

•	our ability to acquire required equipment and supplies necessary to meet business needs;

•	our ability to protect our technologies, intellectual property rights and third-party licenses;

•	disruptive events, such as earthquakes or droughts;

•	the COVID-19 pandemic;

•	power and other utility shortages;

•	construction issues as we expand our capacity; and

•	fluctuations in foreign currency rates, in particular, any material appreciation of the NT dollar against the U.S. dollar, and our ability to manage such risks.

Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the commercial production using 3-nanometer and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry, business expansion plans or new investments as well as business acquisitions and financing plans. If any one or more of the assumptions underlying the industry or market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Please see “Item 3. Key Information – Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.
As used in this annual report, all references to “we,” “us,” the “Company” and “TSMC” are to Taiwan Semiconductor Manufacturing Company Limited and its consolidated subsidiaries.
EXCHANGE RATES
We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$,” “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars in this annual report were made at NT$27.74 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021.
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
Since 2018, there have been political, and trade tensions among a number of the world’s major economies. These tensions have resulted or may result in the implementation of tariff, non-tariff
trade barriers and sanctions, including the use of export control restrictions and sanctions against certain countries and individual companies. These trade barriers and other measures have been particularly impactful to the semiconductor industry and related markets. Prolonged or increased use of trade barriers and such measures may result in a decrease in the growth of the global economy and the semiconductor industry, and could cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our products and services. Also, any increase in the use of export control restrictions and sanctions to target certain countries and entities, any expansion of the extraterritorial jurisdiction of export control laws, or complete or partial ban on semiconductor products sales to certain entities could impact not only our ability to continue supplying products to those customers, but also our customers’ demand for our products, and could even lead to changes in semiconductor supply chains. For example, in May 2020 and again in August 2020, the U.S. tightened its export control measures against Huawei Technology Co. Ltd. and its affiliates (collectively, “Huawei”), including an expanded license requirement for providing Huawei with items subject to the U.S. export control jurisdiction. To comply with relevant laws and regulations, we have discontinued shipment of products to Huawei since September 15, 2020. On the other hand, measures adopted by an affected country to counteract the impact of another country’s actions or regulations could lead to significant legal liability to multinational corporations including our own. For example, in January 2021, China adopted a blocking statute that, among other matters, entitles Chinese entities incurring damages from a multinational’s compliance with foreign laws to seek civil remedies. In February 2022, several countries and regions began to impose various measures, including sanctions and export controls, against Russia, including certain individuals and entities, as a result of the military conflict in Ukraine. As of the date of this annual report, our current results of operations have not been materially affected by the expanded export control regulations or the novel rules or measures adopted to counteract them. Nevertheless, depending on future developments in global trade tensions and military conflicts, such regulations, rules, or measures may have an adverse impact on our business and operations, and we may incur significant legal liability and financial losses as a result.

Any future systemic political, economic or financial crisis or market volatility, including but not limited to interest rate and foreign exchange rate fluctuations, inflation or deflation and changes in economic, fiscal and monetary policies in major economies, could cause revenue or profits for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial conditions of our customers were to deteriorate, the demand for our products and services may decrease and additional accounting related allowances may be required, which could reduce our operating income and net income. Further, in times of market instability, sufficient external financing may not be available to us on a timely basis, on commercially reasonable terms to us, or at all. If sufficient external financing is not available when we need such financing to meet our capital requirements, we may be forced to curtail our expansion, modify plans or delay the deployment of new or expanded services until we obtain such financing. In conclusion, any future global systemic crisis, including further escalation of trade tensions as described above, could materially and adversely affect our results of operations.
Our global manufacturing, design and sales activities subject us to risks associated with political, economic, financial, military or other conditions or developments in various jurisdictions, including in particular the R.O.C., as well as in international trade, which could negatively affect our business and financial status and therefore the market value of your investment.
The majority of our principal executive officers and our principal production facilities are located in the R.O.C., and the majority of our net revenue is derived from our operations in the R.O.C. In addition, we have operations worldwide and a significant percentage of our revenue comes from sales to locations outside the R.O.C. Operating in the R.O.C. and overseas exposes us to changes in laws, rules, regulations and the enforcements of such laws, rules and regulations in certain key areas that could have a material impact on our operations, such as intellectual property, labor, antitrust, export control, import restrictions, and trade barriers or disputes. In addition, deterioration in general political, economic, financial or social conditions, military conflicts, the risk of outbreak of war or hostilities, terrorism events, security risks, social unrest, health conditions and possible disruptions in transportation networks in the various jurisdictions in which we operate or elsewhere, could have an adverse impact on our business and results of operations as well as the market price and the liquidity of our ADSs and common shares. Furthermore, any major change in economic, fiscal and/or trade policies in the U.S. from which we derive a substantial portion of our revenue or in another major jurisdiction could severely affect our business, financial condition and results of operations. For example, recent political and trade tensions among major economies as well as military conflicts (such as the conflict in Ukraine in early 2022) have resulted in the imposition of trade barriers, such as sanctions and import and export controls, which could increase our manufacturing costs, limit our access to certain supplies, make our pricing less competitive, and limit our ability to offer our products and services in some markets or source key materials and key production equipment, which may have adverse direct or indirect effects on our sales.
Any law or government policy that encourages our customers to relocate their manufacturing capacity or supply chain to their own countries or require their respective contractors, subcontractors and relevant agents to do so could also impair our ability to sustain our current level of productivity and manufacturing efficiency. An important aspect of our business operation is an ecosystem of interconnected semiconductor fabs, employees and suppliers in the R.O.C. that provides us with significant operational synergies, flexibility and efficiencies. For example, we are able to temporarily reassign thousands of our engineers and other relevant personnel from one manufacturing site to another to refine specific designs and adapt manufacturing processes in a timely manner. These advantages permit us to operate our manufacturing fabs efficiently and resolve any technical or commercial difficulties quickly to maintain our competitive edge. Restrictions on our ability to transfer people among our operations in the R.O.C., the United States, the P.R.C. and Japan efficiently due to, for example, immigration or travel restrictions may impair or reduce these advantages, and we may not be able to sustain our current ability to supply our customers with goods and services at the current level of cost, quality, quantity and delivery schedule to which our customers have been accustomed.
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
A vast majority of our revenue is derived from customers who use our products in smartphones, high performance computing, IoT, automotive, and digital consumer electronics. Any deterioration in or a slowdown in the growth of such end markets resulting in a substantial decrease in the demand for overall global semiconductor foundry services, including our products and services, could adversely affect our revenue. Further, semiconductor manufacturing facilities require substantial investment to construct and are largely fixed cost assets once they are in operation. Because we own most of our manufacturing capacities, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins. In addition, the historical trend of declining average selling prices (or “ASP”) of end use applications places downward pressure on the prices of the components that go into such applications. Decreases in the ASP of end use applications may increase pricing pressure on components produced by us, which, in turn, may negatively impact our revenue, margin and earnings.

Since we are dependent on the highly cyclical semiconductor and electronics industries, which have experienced significant and sometimes prolonged periods of downturns and overcapacity, our revenue, earnings and margins may fluctuate significantly.
The electronics industries and semiconductor market are cyclical and subject to significant and often rapid fluctuations in product demand, which could impact our semiconductor foundry business. Variations in order levels from our customers may result in volatility in our revenue and earnings. From time to time, the electronics and semiconductor industries have experienced significant and occasionally prolonged periods of downturns and overcapacity. Because we are, and will continue to be, dependent on the requirements of electronics and semiconductor companies for our services, periods of downturns and overcapacity in the general electronics and semiconductor industries could lead to reduced demand for overall semiconductor foundry services, including our services. If we cannot take appropriate actions, such as reducing our costs to sufficiently offset declines in demand, our revenue, margin and earnings will likely suffer during periods of downturns and overcapacity.
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
In light of the rise of new foundry service providers worldwide, if we are unable to compete effectively in the highly competitive foundry segment of the semiconductor industry, we may lose customers and/or our profit margin and earnings may decrease.
The markets for our foundry services are highly competitive. We compete with other foundry service providers, as well as a number of integrated device manufacturers. Some of these companies may have access to more advanced technologies than us. Other companies may have greater financial and other resources than us, such as the possibility of receiving direct or indirect government subsidies, economic stimulus funds, or other incentives that may be unavailable to us. For example, Chinese companies are expected to be key players for new semiconductor fab development and fab equipment spending in part due to various incentives provided by the Chinese government. The governments of Europe, the United States, South Korea, and Japan also have incentive programs to incentivize developments of their domestic semiconductor industries. Although governments in certain of the countries or regions where we are currently expanding or planning to expand our production capacity have extended or may in the future extend certain financial incentives to us, there is no assurance that we will be able to apply for or receive such financial incentives at the levels we expect or at all. Additionally, any financial incentives we receive may be subject to strict conditions, or the grantors could seek to recover any funds provided to us, or cancel, reduce or deny our requests subsidies or grants in the future. This could materially increase our operating costs and adversely affect our results of operations.
Furthermore, our competitors may, from time to time, also decide to undertake aggressive pricing initiatives in one or several technology nodes. These competitive activities may decrease our customer base or our ASP, or both. If we are unable to compete effectively with such new and aggressive competitors on technology, manufacturing capacity, product quality and customer satisfaction, we risk losing customers to such new contenders.

If we are unable to manage our capacity and production facilities effectively, our competitiveness may be weakened.
We perform long-term market demand forecasts for our products and services to manage our overall capacity. Based on our market demand forecasts, we have continued to add capacity to meet market needs for our products and services, including in Taiwan, in Nanjing, China, in Arizona, U.S., and in Kumamoto, Japan.
Implementing these capacity expansion plans will increase our costs, and the increases may be substantial. For example, we would need to build new facilities, purchase additional equipment and hire and train personnel to operate the new equipment. If we do not increase our net revenue accordingly, our financial performance may be adversely affected by these increased costs. See “Item 4. Information on The Company – Capacity Management and Technology Upgrade Plans” for a further discussion
In addition, market conditions are dynamic and our market demand forecasts may change significantly at any time. During periods of decreased demand, certain manufacturing lines or tools in some of our manufacturing facilities may be suspended or shut down temporarily. However, if demand subsequently increases rapidly over a short period of time, we may not be able to restore the capacity in a timely manner to take advantage of the upturn. In such circumstances, our financial performance and competitiveness may be adversely affected.
Having one or more large customers that account for a significant percentage of our revenue may render us vulnerable to the loss of or significant curtailment of purchases by such customers that could in turn adversely affect our results of operations. Similarly, the increasing consolidation of our customers may further increase our revenue concentration.
Over the years, our customer profile and the nature of our customers’ business have changed dramatically. While we generate revenue from hundreds of customers worldwide, our ten largest customers in 2019, 2020 and 2021 accounted for approximately, 71%, 74% and 71% of our net revenue in the respective year. Our largest customer in 2019, 2020 and 2021 accounted for 23%, 25% and 26% of our net revenue in the respective year. Our second largest customer in 2019, 2020 and 2021 accounted for 14%, 12% and 10% of our net revenue in the respective year. A more concentrated customer base will subject our revenue to seasonal demand fluctuations from our large customers, and cause different seasonal patterns of our business. This customer concentration results in part from the changing dynamics of the electronics industry with the structural shift to mobile devices and applications and software that provide the content for such devices.
There are only a limited number of customers who are successfully exploiting this new business model paradigm. Also, we have seen the changes of nature in our customers’ business models in response to this new business model paradigm. For example, there is a growing trend toward the system companies developing their own designed semiconductors and working directly with semiconductor foundries which makes their products and services more marketable in a changing consumer market. Also, since the global semiconductor industry is becoming increasingly competitive, some of our customers have engaged in industry consolidations in order to remain competitive. Such consolidations have taken the form of mergers and acquisitions. If more of our major customers consolidate, this will further decrease the overall number of our customer pool. In addition, regulatory restrictions, such as export controls directed at our major customers, could impact our ability to supply products to those customers, reduce those customers’ demand for our products and services and impact their business operations.
The loss of, or significant curtailment of purchases by, one or more of our top customers, including curtailments due to increased competitive pressures, heightened regulatory scrutiny, industry consolidation, changes in applicable regulatory restrictions, product designs, manufacturing sourcing or outsourcing policies or practices of these customers, or the timing of customer or distributor inventory adjustments, or changes in our major customers’ business models may adversely affect our results of operations and financial condition.
If our information technology systems or those of our service providers with whom we share our confidential information succumb to cyberattacks by third parties worldwide, our business and operations may be severely interrupted or even shut down, and our results of operations, financial condition, prospects and reputation may also be materially and adversely affected.
Even though we have established a comprehensive internet and computing security network, we cannot guarantee that our computing systems which control or maintain vital corporate functions, such as our manufacturing operations and enterprise accounting, would be completely immune to crippling cyberattacks. In the event of a serious cyberattack, our systems may lose important corporate data or our production lines may be shut down pending the resolution of such attack. Major cyberattacks could also lead to loss or divulgence of trade secrets and other sensitive information, such as proprietary information of our customers and other stakeholders and personal information of our employees. While we seek to continuously review and assess our cybersecurity policies and procedures to ensure their adequacy and effectiveness, we cannot guarantee that we will not be susceptible to new and emerging risks and attacks in the evolving landscape of cybersecurity threats.

Malicious hackers may also try to introduce computer viruses, corrupted software or ransomware into our network systems to disrupt our operations, blackmail us to regain control of our computing systems, or spy on us for sensitive information. These attacks may result in us having to pay damages for our delayed or disrupted orders or incur significant expenses in implementing remedial and improvement measures to further enhance our cybersecurity network, and may also expose us to significant legal liabilities arising from or related to legal proceedings or regulatory investigations associated with such breaches.
In the past, we experienced and may in the future be subject to attack by malicious software contained in the equipment we purchase and install. We have implemented and continually update rigorous cybersecurity measures to prevent and minimize harm caused by such attacks. Such measures include advanced virus scanning tools to prevent a fab from installing virus-infected software, strengthening firewall and network controls to prevent computer viruses from spreading among tools and fabs, the installation of anti-virus and advanced malware detection solutions across our computer devices, and enhancement of data center security through faster patch cycle times. In addition, we have deployed secure PCs and laptops, developed a public cloud security policy with monitoring, defined and regularly reviewed the security key performance indicators (“KPI”), introduced new technology for data protection, and improved email phishing detection and regularly performed employee awareness testing. We also established an integrated and automatic security operation platform, enhanced the automation of cybersecurity event detection and response, enhanced internal assessment automation, practiced the response to ransomware attacks and conducted external security risk assessments. In addition, to reduce supply chain risks, through collaboration, we helped major suppliers improve their security maturity with KPI monitoring and share with them industry security events and best practices on demand and by schedule. Moreover, we led the SEMI standard taskforce to formulate and release information security standards for semiconductor equipment (SEMI E187) to help improve the resilience of semiconductor supply chain. While these ongoing enhancements further improve our cybersecurity defense solutions, there can be no assurance that we are immune to cyberattacks.
In addition, we employ certain third-party service providers for us and our affiliates worldwide with whom we need to share highly sensitive and confidential information to enable them to provide the relevant services. While we require such third-party service providers to strictly fulfill the confidentiality and/or internet security requirements in our service agreements with them, there is no assurance that each of them will comply with such obligations. Moreover, such third-party service providers may also be susceptible to cyberattacks. If we or our service providers are not able to timely resolve the respective technical difficulties caused by such cyberattacks, or ensure the integrity and availability of our data (and data belonging to our customers and other third parties) or maintain control of our or our service providers’ computing systems, our commitments to our customers and other stakeholders may be materially impaired and our results of operations, financial condition, prospects and reputation may also be materially and adversely affected.
We may not be able to implement our planned growth and development or maintain our leading position if we are unable to recruit and retain key executives, managers and skilled technical and service personnel.
We rely on the continued services and contributions of our management team, skilled technical and professional personnel. Our business could suffer from the inability to fulfill personnel needs with high quality professionals in a timely fashion caused by the loss of personnel, illegal talent poaching, immigration controls, or related changes in market demand for our products and services. Since there is fierce competition for talent recruitment, we cannot ensure timely fulfillment of our personnel demand.
We may be unable to obtain in a timely manner and at a reasonable cost equipment that is necessary for us to remain competitive.
Our operations and ongoing expansion plans depend on our ability to obtain an appropriate amount of equipment and related services from a limited number of suppliers in a market that is characterized from time to time by limited supply and long delivery cycles. During such times, supplier-specific or industry-wide lead times for delivery can be longer than previously expected and the cost of ownership may intrinsically increase. To better manage our supply chain, we have implemented various collaborative business models and risk management contingencies with suppliers to ensure supply and shorten the procurement lead time. However, if we are unable to timely acquire the equipment and parts we need, we may fail to successfully implement our capacity expansion plans and exploit time sensitive business opportunities. Additionally, ongoing trade tensions could result in increased prices for, or even unavailability of, key equipment, including as a result of necessary export licenses being delayed or denied, additional export control measures, and other tariff or non-tariff

barriers. If we are unable to obtain equipment in a timely manner to fulfill our customers’ demand on technology and production capacity, or at a reasonable cost, our financial condition and results of operations could be negatively impacted.

Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at commercially reasonable prices.
Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals, and photoresist, on a timely basis and at commercially reasonable prices. In the past, shortages in the supply of some materials, whether by specific vendors or by the semiconductor industry generally, have resulted in occasional industry-wide price adjustments and delivery delays. Moreover, major natural disasters, trade barriers and political or economic turmoil, including military conflicts and inflation, occurring within the country of origin of such raw materials may also significantly disrupt the availability of such raw materials or increase their prices. Also, since we procure some of our raw materials from sole-sourced suppliers, there is a risk that our need for such raw materials may not be met or that back-up
supplies may not be readily available. Importation and domestic production limitations may also limit our ability to obtain adequate supplies of raw materials as well as materials of the necessary quality. In addition, recent trade tensions could result in increased prices or even unavailability of raw materials due to tariffs, export control or other non-tariff
barriers. Our revenue and earnings could decline if we are unable to obtain adequate supplies of the necessary raw materials in a timely manner or if there are significant increases in the costs of raw materials.
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
The frequency and severity of disruptive events, including damaging earthquakes, other natural disasters and extreme weather, has been increasing in part due to climate change or systemic regional geological changes. We have manufacturing and other operations, and are expanding our production capacity, in locations that may experience natural disasters, such as flooding, earthquakes, tsunamis, typhoons, and droughts that may cause interruptions or shortages in the supply of utilities, such as water and electricity, which in turn could disrupt operations. In addition, our suppliers and customers also have operations in such locations. For example, most of our production facilities, as well as those of many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan and Japan, areas susceptible to earthquakes, tsunamis, flooding, typhoons, and droughts from time to time that may cause shortages of electricity or water, or interruptions to our operations.
Thus, if one or more natural disasters result in a prolonged disruption to our operations or those of our customers or suppliers, or if any of our fabs or vendor facilities were to be damaged or cease operations as a result of an explosion or fire, it could reduce our manufacturing capacity and cause the loss of important customers, and thereby have an adverse, material impact on our operational and financial performance.

The
COVID-19
pandemic could materially adversely affect our business and results of operations.
The ongoing
COVID-19
pandemic may materially adversely affect our business and results of operations in several ways, including but not limited to: (i) interruption of the operations of our supply chains for equipment, parts and materials in terms of manufacturing, logistics, and manpower arrangements for tool installation; (ii) significant fluctuation in our customers’ demands for certain products, leading to uncertainties for our capacity planning and also for meeting customer demand, which may harm our business with our customers and subject us to the risk of legal disputes; and (iii) strict border control measures which may delay or restrict our employees or vendors from completing necessary training programs or providing services; and (iv) potential production delays for our products due to forced factory or office closures or partial operation.
We have formed an “Epidemic Prevention Committee” to identify, implement and monitor actions stemming from the dynamic exigencies of the pandemic, including but not limited to, health management of our employees, splitting operation and work from home arrangements, identification and control of high risk individuals, rapid investigation of confirmed cases, management of production inventory, supply chain management, and capacity management for demand changes. As of the date of this annual report, our current business and results of operations have not been materially affected by the pandemic. However, there is no certainty that the measures we have taken will be sufficient to mitigate further risks posed by the
COVID-19
pandemic, and our ability to perform critical functions and to meet customers’ needs could be materially adversely affected as a result. In addition, there is also a risk that any post-pandemic downward changes in consumers’ demand for electronic products may, in turn, lead to reduced demand for and place downward pressure on the price of our products and services.
Our operation may be interrupted, and our expansion may be limited, by power or other utility shortages.
We have occasionally suffered power outages or surges in Taiwan caused by difficulties encountered by our electricity supplier, the Taiwan Power Company, or other power consumers on the same power grid. Some of these have resulted in interruptions to our operations. Such shortages or interruptions in electricity supply could further be exacerbated by changes in the energy policy of the government, which intends to make Taiwan a nuclear-free country by 2025. If we are unable to secure reliable and uninterrupted supply of electricity to power our manufacturing fabs within Taiwan, our ability to fill customers’ orders would be severely jeopardized.
In addition, severe weather events, such as droughts, and any measures taken by governments in response to such severe weather events, may materially affect our operations. For further information, see “— Our operational results could also be materially and adversely affected by disruptive events, such as earthquakes and droughts, in the locations in which we, our customers or our suppliers operate or by industrial accidents, fires or explosions.”
If such events were to occur over prolonged periods of time, our operations and financial performance may be materially adversely affected.
Our future capacity expansions in the R.O.C. and elsewhere could be curtailed by shortages in water and electricity.
As we are expanding our capacity, construction and land acquisition issues could delay the progress of our expansion.
We have multiple expansion projects that are currently underway, including the design and construction of new fabs worldwide. Labor shortages, interruptions in the supply chains for various building materials, and construction issues could substantially delay the completion of our expansion projects. Any prolongation of such delays could result in substantial additional costs or failure to meet our capacity expansion plans. In addition, future expansions of our operations in the R.O.C. or elsewhere could be impacted by the limited availability of commercial-use
land.
Adverse fluctuations in exchange rates could decrease our operating margin and/or revenue.
Substantially all of our sales are denominated in U.S. dollars and over half of our capital expenditures are denominated in currencies other than the NT dollar, primarily in U.S. dollars, Euros and Japanese yen. As a result, any significant fluctuations to our disadvantage in the exchange rate of the NT dollar against such currencies, in particular a weakening of the U.S. dollar against the NT dollar, would have an adverse impact on our revenue and operating profit as expressed in NT dollars. For example, every 1% depreciation of the U.S. dollar against the NT dollar would result in an approximately 0.4 percentage point decrease in our operating margin based on our 2021 results.
Conversely, if the U.S. dollar appreciates significantly versus other major currencies, the demand for the products and services of our customers and for our goods and services will likely decrease, which will negatively affect our revenue. Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a further discussion.

Our failure to comply with applicable laws and regulations material to our operations, such as export control, environmental and climate related laws and regulations, or the inability to timely obtain requisite approvals necessary for the conduct of our business, such as fab land and construction approvals, could harm our business and operational results or subject us to potential significant legal liability.
Because we engage in manufacturing activities in multiple jurisdictions and conduct business with our customers located worldwide, such activities are subject to a myriad of governmental regulations. For example, the manufacturing, assembling and testing of our products require the use of metals, chemicals, and materials that are subject to environmental, climate-related, health and safety, and humanitarian conflict-free sourcing laws, regulations and guidelines issued worldwide. Our failure to comply with any such laws or regulations, as amended from time to time, and our failure to comply with any information and document sharing requests from the relevant authorities in a timely manner could result in:

•	significant penalties and legal liabilities, such as the denial of import or export permits or third party private lawsuits, criminal or administrative proceedings;

•	the temporary or permanent suspension of production of the affected products;

•	the temporary or permanent inability to procure or use certain production critical chemicals or materials;

•	unfavorable alterations in our manufacturing, fabrication and assembly and test processes;

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
Complying with applicable laws and regulations, such as environmental and climate related laws and regulations, could also require us, among other things, to do the following: (a) purchase, use or install remedial equipment; (b) implement remedial programs such as climate change mitigation programs; (c) modify our product designs and manufacturing processes, or incur other significant expenses such as obtaining renewable energy sources, renewable energy certificates or carbon credits, substitute raw materials or chemicals that may cost more or be less available for our operations.
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
We are subject to antitrust laws and regulations in multiple jurisdictions, and from time to time receive related inquiries from enforcement agencies. For example, on September 28, 2017, we were contacted by the European Commission, which asked us for information and documents concerning alleged anti-competitive practices in relation to semiconductor sales. We cooperated with the European Commission to provide the requested information and documents. The European Commission subsequently decided to close the investigation in May 2020. Any adverse results of potential antitrust proceedings could harm our business and distract our management, and thereby have a material adverse effect on our results of operations or prospects, and subject us to potential significant legal liability.

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
We are required to comply with various R.O.C. and U.S. laws and regulations on internal controls, but internal controls may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, fraud or corruption.
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
While we are subject to tax laws and regulations in various jurisdictions in which we operate or conduct business, our principal operations are in the R.O.C. and we are exposed primarily to taxes levied by the R.O.C. government. Any unfavorable changes of tax laws and regulations in this jurisdiction could increase our effective tax rate and have an adverse effect on our operating results. Further, changes in the tax laws of foreign jurisdictions could arise as a result of the base erosion and profit shifting (BEPS) project that was undertaken by the Organisation for Economic Cooperation and Development (OECD). These changes may increase tax uncertainty and have an adverse effect on our operating results. See “Item 5. Operating and Financial Reviews and Prospects – Taxation” for further discussion of significant tax regulation changes.
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
One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund of the R.O.C., which owned 6.38% of TSMC’s outstanding shares as of February 28, 2022, had from time to time in the past sold our shares in the form of ADSs in several transactions.
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
Our History and Structure
Our legal and commercial name is 台灣積體電路製造股份有限公司 (Taiwan Semiconductor Manufacturing Company Limited). We believe we are currently the world’s largest dedicated foundry in the semiconductor industry. We were founded in 1987 as a joint venture among the R.O.C. government and other private investors and were incorporated in the R.O.C. as a company limited by shares on February 21, 1987. Our common shares have been listed on the Taiwan Stock Exchange since September 5, 1994, and our ADSs have been listed on the New York Stock Exchange (“NYSE”) since October 8, 1997.
Our Principal Office
Our principal executive office is located at No. 8,
Li-Hsin
Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. Our telephone number at that office is
(886-3)
563-6688.
Our website is
www.tsmc.com
. Information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

Business Overview of the Company
As a foundry, we manufacture semiconductors using our manufacturing processes for our customers based on proprietary integrated circuit designs provided by them. We offer a comprehensive range of wafer fabrication processes, including processes to manufacture complementary metal oxide silicon (“CMOS”) logic, mixed-signal, radio frequency (“RF”), embedded memory, bipolar complementary metal oxide silicon (“BiCMOS”, which uses CMOS transistors in conjunction with bipolar junction transistor) mixed-signal and others. We also offer design, mask making, TSMC 3DFabric
TM
advanced packaging and testing services. We produced 26 percent of the world semiconductor excluding memory output value in 2021, as compared to 24 percent in the previous year.
We believe that our scale and capacity, particularly for advanced technologies, is a major competitive advantage. Please see “– Semiconductor Manufacturing Capacity and Technology” and “– Capacity Management and Technology Upgrade Plans” for a further discussion of our capacity.
We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor companies, system companies to integrated device manufacturers, including, but not limited to, Advanced Micro Devices, Inc., Broadcom Limited, Intel Corporation, MediaTek Inc., NVIDIA Corporation, NXP Semiconductors N.V., OmniVision Technology Inc., Qualcomm Inc., and Renesas Electronics Corporation.
Our Semiconductor Facilities
We currently operate one 150mm wafer fab, six 200mm wafer fabs, five 300mm wafer fabs, and four advanced backend fabs. Our corporate headquarters and seven of our fabs are located in the Hsinchu Science Park, two fabs are located in the Central Taiwan Science Park, four fabs are located in the Southern Taiwan Science Park, one fab is located in the United States, one fab is located in Shanghai, and one fab is located in Nanjing. Our corporate headquarters and our seven fabs in Hsinchu occupy parcels of land of a total of approximately 814,355 square meters. We have leased these parcels from the Hsinchu Science Park Administration in Hsinchu under agreements that will be up for renewal between December 2026 and December 2040. We have leased from the Central Taiwan Science Park Administration a parcel of land of approximately 590,584 square meters for our Taichung fabs under agreements that will be up for renewal between September 2029 and June 2041. We have leased from the Southern Taiwan Science Park Administration approximately 1,842,039 square meters of land for our fabs in the Southern Taiwan Science Park under agreements that will be up for renewal between December 2024 and December 2041. We also own approximately 143,215 square meters of land located in Miaoli, Taiwan. WaferTech, LLC (“WaferTech”) owns a parcel of land of approximately 1,052,186 square meters in the State of Washington in the United States, where the WaferTech fab and related offices are located. TSMC China owns the land use rights of 369,087 square meters of land in Shanghai, where Fab 10 and related offices are located. TSMC Nanjing owns the land use rights of 453,401 square meters of land in Nanjing, where Fab 16 and related offices are located. TSMC Arizona Corporation (“TSMC Arizona”) owns a parcel of land of approximately 4,775,885 square meters in the State of Arizona where Fab 21 and related offices will be located. Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs.
Semiconductor Manufacturing Capacity and Technology
We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net revenue of advanced semiconductors of 7-nanometer and below, and are one of the leaders in the semiconductor manufacturing industry for mainstream and specialty technologies. We were recognized with the 2021 IEEE Corporate Innovation Award for our leadership in
7-nanometer
semiconductor foundry technology, enabling customers’ innovation in widespread applications. In addition, our
5-nanometer
technology successfully entered volume production in 2020. Also, we are continuing to make progress on the development of
3-nanometer
technology, which we expect to enter volume production in the second half of 2022.
The following table lists our wafer fabs and those of our subsidiaries in operation as of February 28, 2022, together with the year of commencement of commercial production, wafer size and the most advanced technology for volume production:

Fab (1)	Year of commencement of commercial production	Wafer size	The most advanced technology for volume production (2)
2	1990	6-inch	450
3	1995	8-inch	150
5	1997	8-inch	150
6	2000	8-inch	110
8	1998	8-inch	110

Fab (1)	Year of commencement of commercial production	Wafer size	The most advanced technology for volume production (2)
10	2004	8-inch	150
11	1998	8-inch	150
12	2001	12-inch	5
14	2004	12-inch	16
15	2012	12-inch	7
16	2018	12-inch	16
18	2020	12-inch	5

(1)
Fabs 2, 3, 5, 8 and Fab 12 are located in Hsinchu Science Park. Fab 6, Fab 14, and Fab 18 are located in the Southern Taiwan Science Park. Fab 15 is located in Central Taiwan Science Park. Fab 11 is located in the Washington State, United States. Fab 10 is located in Shanghai, China and Fab 16 is located in Nanjing, China.

(2)	In nanometers, as of 2021 year-end.
In 2021, our annual capacity (in
12-inch
equivalent wafers) was approximately 14 million wafers, compared to approximately 13 million wafers in 2020. This increase was primarily from the expansion of our
5-nanometer
and 7-nanometer advanced technologies.
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
Our capital expenditures in 2019, 2020 and 2021 were NT$460,422 million, NT$507,239 million and NT$839,196 million (US$30,039 million, translated from a weighted average exchange rate of NT$27.94 to US$1.00), respectively. Our capital expenditures in 2022 are expected to be between US$40 billion and US$44 billion, which, depending on market conditions, may be adjusted later. Our capital expenditures for 2019 were funded by our operating cash flow. Our capital expenditures for 2020 and 2021 were funded by our operating cash flow and proceeds from the issuance of corporate bonds, and our capital expenditures for 2022 are also expected to be funded in the same way. In 2022, we anticipate our capital expenditures to focus primarily on the following:

•	installing and expanding capacity, mainly for 5-nanometer and 3-nanometer nodes, including building/facility expansion for Fab 21 and Fab 18;

•	expanding capacity for specialty technologies and advanced packaging, including building/facility expansion for the Kumamoto fab in Japan; and

•	investing in research and development projects for new process technologies.
We are entering a period of higher growth as the multiyear megatrends of 5G and high performance computing are expected to fuel strong demand for our semiconductor technologies in the next several years. In addition, the
COVID-19
pandemic also accelerates digitalization in every aspect. We are working closely with our customers to address their needs in a sustainable manner.
These investment plans are preliminary and may change according to market conditions.

Markets and Customers
We categorize our net revenue mainly based on the countries where our customers are headquartered, which may be different from the countries to which we actually sell or ship our products or different from where products are actually ordered. Under this approach, the following table presents a geographic breakdown of our net revenue during the periods indicated:

	Year ended December 31,
	2019		2020		2021
Geography	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
North America	640,335	60%	827,511	62%	1,035,982	65%
Asia Pacific (1)	96,512	9%	144,448	11%	225,950	14%
China	208,101	20%	233,783	17%	164,552	10%
EMEA (2)	67,568	6%	70,214	5%	89,010	6%
Japan	57,469	5%	63,299	5%	71,921	5%

Total	1,069,985	100%	1,339,255	100%	1,587,415	100%

(1)	China and Japan are excluded from Asia Pacific.
(2)	EMEA stands for Europe, Middle East, and Africa.
In 2021, our net revenue increased by a total of NT$248,160 million compared to 2020, which was mainly due to an increase in orders from North America of NT$208,471 million, or a 25% year-over-year increase, from Asia Pacific of NT$81,502 million, or a 56% year-over-year increase and from EMEA of NT$18,796 million, or a 27% year-over-year increase. The increase was partially offset by a decrease in orders from China of NT$69,231 million, or a 30% year-over-year decrease. In 2020, our net revenue increased from all geographies by a total of NT$269,270 million compared to 2019, which was mainly due to an increase in orders from North America of NT$187,176 million, or a 29% year-over-year increase, and from Asia Pacific of NT$47,936 million, or a 50% year-over-year increase.
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
Advance Payment by Customers.
Because of the fast-changing technology and functionality in semiconductor design, foundry customers generally do not place purchase orders far in advance to manufacture a particular type of product. However, some of our customers have entered into agreements with us to pay temporary receipts in order to retain specified capacity at our fabs. The treatment of advance temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent when the terms and conditions set forth in the agreements are satisfied. See note 23 to our consolidated financial statements for further information.

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
Smartphone Platform:
We offer leading process technologies such as
4-nanometer
Fin Field-Effect Transistor (“FinFET”) and
5-nanometer
FinFET logic process technologies, as well as comprehensive intellectual properties for premium product applications to further enhance chip performance, reduce power consumption, and decrease chip size. For mainstream product applications, we offer a broad range of logic process technologies, including
6-nanometer
FinFET,
7-nanometer
FinFET plus,
7-nanometer
FinFET,
12-nanometer
FinFET compact plus (“12FFC+”),
12-nanometer
FinFET compact (“12FFC”),
16-nanometer
FinFET compact plus (“16FFC+”),
16-nanometer
FinFET compact (“16FFC”),
28-nanometer
high performance compact (“HPC”),
28-nanometer
high performance mobile compact plus (“28HPC+”), and
22-nanometer
ultra-low
power (“22ULP”) logic process technologies, in addition to comprehensive intellectual properties, to satisfy customer needs for high-performance and low-power
chips. Furthermore, for premium and mainstream product applications, we offer highly competitive, leading-edge specialty technologies to deliver specialty companion chips for customers’ logic application processors, including RF, embedded flash memory, emerging memory technologies, power management, sensors, and display chips, as well as advanced TSMC 3DFabric
TM
packaging technologies such as the leading integrated
fan-out
(“InFO”) technology.
High Performance Computing Platform:
Driven by data explosion and application innovation, high performance computing has become one of the key growth drivers for our business. We provide customers, both fabless IC design companies and system companies, with leading-edge process technologies such as
4-nanometer
FinFET,
5-nanometer
FinFET,
6-nanometer
FinFET,
7-nanometer
FinFET and
12-nanometer/
16-nanometer
FinFET, as well as comprehensive intellectual properties including high-speed interconnect intellectual properties to meet customers’ product requirements for transferring and processing vast amounts of data anywhere and anytime. In particular, we introduced our first
HPC-focused
technology, N4X, representing the ultimate performance and maximum clock frequencies in our
5-nanometer
family. Based on advanced process nodes, a variety of high performance computing products have been launched, such as central processing units (CPUs), graphics processor units (GPUs), field programmable gate arrays (FPGAs), server processors, accelerators, high-speed networking chips, etc. Those products can be used in current and future 5G, AI, cloud, and data centers. We also offer multiple advanced TSMC 3DFabric
TM
packaging technologies, such as CoWoS
®
, InFO, and TSMC-SoIC
TM
, to enable homogeneous and heterogeneous chip integration to meet customers’ requirements for high performance, high compute density and efficiency, low latency and high integration. We will continue to optimize our high performance computing platform and strengthen collaboration with customers to help customers capture market growth in high performance computing markets.
IoT Platform:
We provide leading, comprehensive, and highly integrated
ultra-low
power (“ULP”) technology platforms to enable innovations for artificial intelligence (“AI”) of things (“AIoT”, AI+ IoT) applications. Our offerings include the new FinFET-based
12-nanometer
technology—N12e
TM
featuring energy efficiency with high performance that results in more computing power and AI inferencing,
22-nanometer
ultra-low
leakage (“ULL”),
28-nanometer
ULP,
40-nanometer
ULP, and
55-nanometer
ULP, which have been widely adopted by various edge AI
system-on-a-Chip
(“SoC”) and battery-powered applications. We also extend our low Vdd (low operating voltage) offerings with wide-range operating voltage simulation program with integrated circuit emphasis (SPICE) models for extreme low-power
applications. We also offer competitive and comprehensive specialty technologies in RF, enhanced analog devices, embedded flash memory, emerging memory, sensors, and display chips, as well as multiple TSMC 3DFabric
TM
advanced packaging technologies, including leading InFO technology, to support the fast-growing demand in AIoT edge computing and wireless connectivity.
Automotive Platform:
Our Automotive Platform provides a comprehensive spectrum of technologies and services to support the three megatrends – safer, smarter and greener – in the automotive industry. We are also an industry leader in providing a robust automotive intellectual property ecosystem, which covers
16-nanometer
FinFET and
7-nanometer
FinFET technologies and extends to
5-nanometer
FinFET technology, for advanced driver-assistance systems (“ADAS”), advanced in-vehicle
infotainment (“IVI”), as well as zonal controllers for new electrical/electronic (“E/E”) architecture for the automotive industry. In addition to the advanced logic technology platform, we offer a broad array of competitive specialty technologies, including
28-nanometer
embedded flash memory,
28-,
22-
and
16-nanometer
millimeter wave RF, high sensitivity CMOS Image/Lidar (light detection and ranging) sensors, and power management integrated circuit (“PMIC”). Magnetic random access memory (“MRAM”), an emerging technology, has demonstrated automotive
Grade-1
capability on
22-nanometer
and is under development with good progress on
16-nanometer
to meet automotive
Grade-1
requirements. All these automotive technologies are applied to our automotive process qualification standards based on
AEC-Q100
standards or meeting our customers’ technology specifications.

Digital Consumer Electronics (“DCE”) Platform
:
We provide customers with leading and comprehensive technologies to deliver
AI-enabled
smart devices for DCE applications, including smart digital TVs (“DTV”), set-top
boxes (“STB”),
AI-embedded
smart cameras, and associated wireless local area networks (“WLAN”), PMIC, timing controllers
(“T-CON”)
and so on. Our leading
7-nanometer
FinFET compact, 16FFC/12FFC, 22ULP/22ULL and 28HPC+ technologies have been widely adopted by leading global makers for 8K/4K DTV, 4K streaming STB/
over-the-top
(“OTT”), digital single-lens reflex (“DSLR”) devices, and so on. We will continue to make these technologies more cost competitive through die size shrink for customers’ digital intensive chip designs, and to drive lower power consumption for more cost-effective packaging.
The following table presents a breakdown of our net revenue by platform during the periods indicated:

	Year ended December 31,
	2019		2020		2021
Platform	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
Smartphone	523,613	49%	645,304	48%	695,091	44%
High Performance Computing	315,822	30%	439,810	33%	587,780	37%
Internet of Things	86,343	8%	110,355	8%	133,006	8%
Automotive	47,914	4%	44,367	3%	67,077	4%
Digital Consumer Electronics	53,733	5%	54,556	4%	55,577	4%
Others	42,560	4%	44,863	4%	48,884	3%

Total	1,069,985	100%	1,339,255	100%	1,587,415	100%

Due to accelerated digital transformation caused by the
COVID-19
pandemic, the increase in our net revenue from 2020 to 2021 mainly came from the High Performance Computing Platform of NT$147,970 million, or a 34% year-over-year increase, and from the Smartphone Platform of NT$49,787 million, or an 8% year-over-year increase. The increase also came from the Automotive Platform of NT$22,710 million, or a 51% year-over-year increase. The increase in our net revenue from 2019 to 2020 mainly came from the High Performance Computing Platform of NT$123,988 million, or a 39% year-over-year increase, and from the Smartphone Platform of NT$121,691 million, or a 23% year-over-year increase. The increase also came from the Internet of Things Platform of NT$24,012 million, or a 28% year-over-year increase.
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
For years, we and our alliance partners have spent considerable effort, time and resources to build our technology platforms. We unveiled an Open Innovation Platform
®
(“OIP”) initiative in 2008 to further enhance our technologies offerings. More OIP deliverables were introduced over the years, as well as in 2021. In the design methodology area, we announced EDA and intellectual property readiness of
3-nanometer
and
5-nanometer,
as well as continuous development of solutions to enhance power, performance and area (or PPA) on existing production technology nodes, including
6-nanometer,
12-nanometer
and
22-nanometer
nodes based on
7-nanometer,
16-nanometer
and
28-nanometer,
respectively. In addition, we also announced the availability of various
3-Dimensional
Integrated Circuit reference flows to support TSMC 3DFabric
TM
that covers a wide range of design applications.
Multi-project Wafer Program (“CyberShuttle
®
”).
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
3-,
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
Research and Development
The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the introduction of new technologies to meet customers’ demand and in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and to maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$91,419 million, NT$109,486 million and NT$124,735 million (US$4,497 million) in 2019, 2020 and 2021, respectively, on research and development, which represented 8.6%, 8.2% and 7.9% of our net revenue, respectively. We plan to continue to invest significant amounts on research and development in 2022, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have allowed us to provide our customers access to certain advanced process technologies, such as 16-,
10-,
7-
and 5-nanometer technology for volume production, prior to the implementation of those advanced process technologies by our competitors and many integrated device manufacturers. In addition, we expect to advance our process technologies further down to 3-nanometer and 2-nanometer and below in the coming years to maintain our technology leadership. We will also continue to invest in research and development for our mature technologies offerings to provide function-rich process capabilities to our customers. Our research and development efforts are divided into centralized research and development activities and research and development activities undertaken by each of our fabs. Our centralized research and development activities are principally directed toward developing new logic, SoC, derivatives and package/system-in-package
(or SIP) technologies, and cost-effective 3D wafer level system integration solutions, including Integrated
Fan-Out
(“InFO”),
Chip-on-Wafer-on-Substrate
(“CoWoS
®
”), and System on Integrated Chip (“TSMC-SoIC
®
”) technologies.
Fab-conducted
research and development activities mostly focus on upgrading the manufacturing process technologies.
In continuing to advance our process technologies, we intend to rely primarily on our internal engineering capability, know-how
and research and development efforts, including collaboration with our customers, equipment vendors and external research and development consortia.
We also continually create inventions and
in-house
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
The most important raw material used in our production is silicon wafer, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Formosa SUMCO Technology Corporation of Taiwan, GlobalWafers of Taiwan, Shin-Etsu Handotai of Japan, Siltronic AG of Germany, Soitec Microelectronics of Singapore, and SUMCO Corporation of Japan. Together they supplied approximately 91.8%, 92.6% and 96.0% of our total wafer needs in 2019, 2020 and 2021, respectively. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of wafers. In order to secure a reliable and flexible supply of high quality wafers, we have entered into long-term agreements and intend to continue to develop strategic relationships with major wafer vendors to cover our anticipated wafer needs for future years. Also, we actively address supply chain issues and bring together fab operations, materials management, quality system and risk management teams to mitigate potential supply chain risks and enhance supply chain agility. This taskforce works with our primary suppliers to review their business continuity plans, qualify their dual-plant materials, prepare safety inventories, improve the quality of their products and manage the supply chain risks of their suppliers. Please see “Item 3. Key Information – Risk Factors – Risks Relating to Our Business” for a discussion of the risk related to raw materials, including the fluctuation of prices of our main raw materials.
Environmental and Climate Related Laws and Regulations
The semiconductor production process generates gaseous chemical wastes, greenhouse gases (“GHG”), liquid wastes, wastewater and other industrial wastes in various stages of the manufacturing process. We have installed in our fabs various types of pollution control equipment for the treatment of gaseous and liquid chemical wastes and wastewater, equipment for GHG emission reduction and equipment for the recycling of used chemicals and treated water. Operations at our fabs are subject to regulations and periodic monitoring by the R.O.C. Environmental Protection Administration, the U.S. Environmental Protection Agency, the State Environmental Protection Administration of China and the Japan Ministry of the Environment, and local environmental protection authorities in Taiwan, the U.S., China and Japan.

We have adopted pollution control and GHG emission reduction measures to ensure compliance with environmental protection and climate related standards consistent with the practice of the semiconductor industry in Taiwan, the U.S., China and Japan. We conduct environmental audits at least once annually to ensure that we are in compliance in all material respects with applicable environmental and climate related laws and regulations. An environmental, safety and health (“ESH”) team operates at the corporate level that is responsible for policy establishment and enforcement, coordination with ESH teams located at each manufacturing facility and for coordination and interaction with government agencies worldwide.
To fulfill our commitment to environmental sustainability in our business and operations, we have continued to explore and participate in initiatives to expand our use of renewable energy. Between 2019 and 2021, we purchased an approximately 3,810 GWh in renewable energy, renewable energy certificates, and carbon credits, which enabled our overseas sites to be 100% powered by clean energy. Following Taiwan’s power liberalization, we are expanding our use of renewable energy. As of the end of 2021, we have signed power purchase agreements to purchase 1.6 GW of renewable energy, thereby eliminating an estimated 2.6 million metric tons of carbon dioxide equivalent emissions per year.
Environmental, Social and Governance (“ESG”) Initiatives
We believe that our innovative technologies and services can help to bring positive changes and make positive contributions to the global community. We are strongly committed to pursuing a sustainable future and achieving our vision of contributing to society through a range of ESG initiatives. In 2011, we established the Corporate Social Responsibility Committee (renamed as the ESG Committee in 2021), which is in compliance with the vision and mission of the TSMC Corporate Social Responsibility Policy (renamed as the ESG Policy in 2021). We have been further connected to the international sustainability trend by establishing a CSR Executive Committee in 2019 (renamed as the ESG Steering Committee in 2021), which is comprised of senior executives from various functions and tasked with developing our ESG strategies. In addition, we have mapped out a blueprint for sustainable development that connects our core advantages with United Nations’ Sustainable Development Goals (SDGs).
We currently focus our ESG efforts in the following key areas:
Green manufacturing.
We aim to lead the industry in developing advanced semiconductor technologies and employing green product and process innovations to help address the impacts of climate change. We are committed to green manufacturing that implements continuous improvement projects in the areas of climate change, energy management, water management, waste management, and air pollution control.
Building a responsible supply chain.
We seek to build a green and sustainable supply chain for the semiconductor industry by working with our supplier partners and helping them to incorporate sustainability standards into their daily operations.
Creating a diverse and inclusive workplace.
Our employees are the most valuable asset of TSMC. We are committed to building a diverse and encompassing workplace where each and every employee enjoys human rights, skill development and a safe work environment.
Talent development.
We seek to inspire the next generation of talent in the semiconductor industry through collaborations with top universities and research institutions and support of science, technology, engineering and mathematics-related education.
Caring for the disadvantaged.
We promote positive social change and reduce the resource gaps through the work of the TSMC Charity Foundation and the TSMC Education and Culture Foundation, which focus on serving the underserved communities, empowering the youth, promoting environmental awareness, and supporting arts and culture.
For further information on our ESG initiatives, please see our annual Corporate Social Responsibility Reports, which are available on our ESG website at https://esg.tsmc.com/en/resources/documents.html. The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report. Pursuant to the requirements of the R.O.C. Financial Supervisory Commission (the “R.O.C. FSC”), commencing in 2022, our Corporate Social Responsibility Report will be renamed the Sustainability Report.
Electricity and Water
We have occasionally suffered power outages or surges in Taiwan caused by difficulties encountered by our electricity supplier, the Taiwan Power Company or other power consumers on the same power grid. Such power outages or surges may lead to interruptions in our production schedule. The semiconductor manufacturing process uses extensive amounts of electricity and fresh water. Due to changes in the energy policy of the government, the growth of manufacturers in the Hsinchu Science Park, Southern Taiwan Science Park and Central Taiwan Science Park, and the droughts that Taiwan experiences from time to time, there is concern regarding future availability of sufficient electricity and fresh water and the potential impact that insufficient electricity and water supplies may have on our semiconductor production. To help address these potential shortages, we have adopted various natural resources conservation methodologies. Please see “Item 3. Key Information – Risk Factors – Risks Relating to Our Business” for a discussion of the risk related to shortages in electricity and water.

Risk Management
We maintain a comprehensive enterprise risk management system to integrate the prevention and control of risk. We have also prepared emergency response, crisis management and business continuity plans to respond to natural disasters and other disruptive events such as cyberattacks or epidemic/pandemic outbreaks that could interrupt the operation of our business. These plans have been developed in order to prevent or reduce the loss of personnel or damage to our facilities, equipment and machinery caused by natural disasters and other disruptive events. We also maintain insurance with respect to our facilities, equipment and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks, including fire, typhoons, earthquakes and other risks generally up to the respective policy limit for their replacement values and lost profits due to business interruption. In addition, we have insurance policies covering losses with respect to the construction of all our fabs. Equipment and inventories in transit are also insured. No assurance can be given, however, that insurance will fully cover any losses and our emergency response plans will be effective in preventing or reducing losses in the future.
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
Over-the-Counter
Securities Exchange) in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 28, 2022, we owned approximately 28.3% of the equity interest in VIS. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.
WaferTech.
In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. As of February 28, 2022, we owned 100% of the equity interest in WaferTech.
Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”).
In March 1999, we entered into an agreement with Koninklijke Philips NV (“Philips”) and EDB Investment Pte. Ltd. to found a joint venture, SSMC, and build a fab in Singapore. The SSMC fab commenced production in December 2000. As of February 28, 2022, we owned approximately 38.8% of the equity interest in SSMC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.
Global Unichip Corporation (“GUC”).
In January 2003, we acquired a 52.0% equity interest in GUC, a SoC design service company that provides large scale SoC implementation services. GUC listed its shares on Taiwan Stock Exchange in November 2006. As of February 28, 2022, we owned approximately 34.8% of the equity interest in GUC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.
TSMC China.
In August 2003, we established TSMC China (of which the manufacturing entity is Fab 10), a wholly-owned subsidiary primarily engaged in the manufacture and sale of integrated circuits. TSMC China commenced production in late 2004.
VisEra Technologies Company, Ltd. (“VisEra Technologies”).
In October 2003, we and OmniVision Technologies Inc. (“OVT”), entered into an agreement to form VisEra Technologies, a joint venture in Taiwan, for the purpose of providing back-end
service for CMOS image sensor manufacturing business. In November 2015, we obtained an additional 42.7% beneficial equity interest in VisEra Technologies from OVT when OVT was acquired by a Chinese consortium. Following the above transactions, we owned approximately 86.9% of the equity interest in VisEra Technologies. In March 2021, we disposed a total of 39.5 million common shares of VisEra Technologies to facilitate its IPO in Taiwan. VisEra Technologies started to trade on the Emerging Board of Taipei Exchange in April 2021 and had its listing application approved by Taiwan Stock Exchange Corporation in March 2022. As of February 28, 2022, we owned approximately 72.8% of the equity interest in VisEra Technologies
TSMC Global.
In December 1998, we established TSMC Holding Ltd. in the B.V.I. as a company with limited liability. In 2006, TSMC Holding Ltd. was renamed to TSMC Global Ltd. TSMC Global is a wholly-owned subsidiary primarily engaged in corporate treasury investment activities.

Xintec, Inc. (“Xintec”).
In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. In March 2015, Xintec listed its shares on the Taipei Exchange. Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. As of February 28, 2022, we owned approximately 41.0% of the equity interest in Xintec. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.
TSMC Nanjing.
In May 2016, we established TSMC Nanjing (of which the manufacturing entity is Fab 16), a wholly-owned subsidiary primarily engaged in the manufacture and sale of integrated circuits. TSMC Nanjing commenced commercial production in April 2018.
TSMC Arizona.
In November 2020, we established TSMC Arizona, a wholly-owned subsidiary that is expected to be primarily engaged in the manufacture and sale of integrated circuits. TSMC Arizona plans to build and operate an advanced semiconductor manufacturing facility, Fab 21, in the City of Phoenix area. Construction on the site commenced in April 2021. TSMC Arizona targets to commence commercial production in 2024.
Japan Advanced Semiconductor Manufacturing (
“
JASM
”
).
In December 2021, we established JASM, which is expected to be primarily engaged in the manufacture and sale of integrated circuits. In January 2022, Sony Semiconductor Solution Corporation (“Sony”) acquired a less than 20% equity interest in JASM. Subsequently, in February 2022, DENSO Corporation (“DENSO”) also announced that it will acquire a more than 10% minority equity interest in JASM for a consideration of approximately US$350 million. JASM plans to spend approximately US$8.6 billion in capital expenditure, with strong support from the Japanese government, to build a semiconductor manufacturing facility in Kumamoto, Japan for
22-nanometer
and
28-nanometer
process as well as
12-nanometer
and
16-nanometer
FinFET process technology, with an expected production capacity of 55,000
12-inch
wafers per month. Construction of the fab commenced in 2022 and commercial production is expected to commence in 2024. As of February 28, 2022, we owned approximately 81.0% of the equity interest in JASM.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
The following discussion covers items for and a comparison between the fiscal years ended December 31, 2021 and 2020. For the discussion covering items for the fiscal year ended December 31, 2019 and a comparison between the fiscal years ended December 31, 2020 and 2019, please refer to “Item 5” of our annual report on Form
20-F
for the fiscal year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (“U.S. SEC”).
Overview
We manufacture a variety of semiconductors based on designs provided by our customers. Our business model is commonly called a “dedicated semiconductor foundry.” As the leader of the foundry segment, our net revenue and net income attributable to shareholders of the parent were NT$1,339,255 million and NT$510,744 million in 2020, and NT$1,587,415 million (US$57,225 million) and NT$592,359 million (US$21,354 million) in 2021, respectively. Our net revenue in 2021 increased by 18.5% compared to 2020, mainly attributed to the growing demand for 5-nanometer and 7-nanometer products, partially offset by the appreciation of the NT dollar against the U.S. dollar on a weighted average basis from 2020 to 2021.
The principal source of our revenue is wafer fabrication, which accounted for approximately 89% of our net revenue in 2021. The rest of our net revenue was mainly derived from packaging and testing services, mask making, design, and royalty income. Factors that significantly impact our revenue include:

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
Production Capacity.
We currently own and operate our semiconductor manufacturing facilities. For the year of 2020 and 2021, our production capacity was approximately 13 million and 14 million
12-inch
equivalent wafers, respectively.
Technology Development.
Our operation utilizes a variety of process technologies, ranging from mature process technologies of 0.25 micron or above circuit resolutions to advanced process technologies of
5-nanometer
circuit resolutions. The table below presents a breakdown of wafer revenue by circuit resolution during the periods indicated:

	Year ended December 31,
	2019	2020	2021
Resolution	Percentage of total wafer revenue (1)	Percentage of total wafer revenue (1)	Percentage of total wafer revenue (1)
5-nanometer	—	8%	19%
7-nanometer	27%	33%	31%
10-nanometer	3%	—	—
16-nanometer	20%	17%	14%
20-nanometer	1%	1%	—
28-nanometer	16%	13%	11%
40/45-nanometer	10%	9%	7%
65-nanometer	8%	5%	5%
90-nanometer	3%	2%	2%
0.11/0.13 micron	2%	3%	3%
0.15/0.18 micron	8%	7%	6%
≥0.25 micron	2%	2%	2%
Total	100%	100%	100%

(1)	The figure represents wafer revenue from a certain technology as a percentage of the total wafer revenue.
In 2021, the
5-nanometer
and
7-nanometer
revenues represented 19% and 31% of total wafer revenue, respectively. Advanced technologies
(7-nanometer
and below) accounted for 50% of total wafer revenue, up from 41% in 2020.
In 2020, the
5-nanometer
and
7-nanometer
revenues represented 8% and 33% of total wafer revenue, respectively. Advanced technologies
(7-nanometer
and below) accounted for 41% of total wafer revenue, up from 27% in 2019.
Foreign Currency Exchange Rate.
Substantially all of our sales are denominated in U.S. dollars while we publish our financial statements in NT dollars. As a result, fluctuations in exchange rates of the NT dollar against the U.S. dollar would have a significant impact on our reported revenue. The NT dollar appreciation in 2021 had an unfavorable effect on our revenue, with weighted average exchange rates of the NT dollar per U.S. dollar appreciating from NT$29.43 in 2020 to NT$27.94 in 2021.
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
Sales returns and other allowances is estimated and recorded based on historical experience and in consideration of different contractual terms. The amount is deducted from revenue in the same period the related revenue is recorded. We periodically review the reasonableness of the estimates. However, because of the inherent nature of estimates, actual returns and allowances could be different from our estimates. If the actual returns are greater than our estimated amount, we could be required to record an additional liability, which would have a negative impact on our recorded revenue and gross margin. For further information, please refer to note 23 to the consolidated financial statements.
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
In 2019, we recognized a reversal of impairment loss of NT$301 million due to redeployment of certain idle machinery and equipment. In 2021, we recognized an impairment loss of NT$274 million for certain machinery and equipment that was assessed to have no future use, and the recoverable amount of certain machinery and equipment was nil. As of December 31, 2020 and 2021, net tangible assets, right-of-use
assets and intangible assets amounted to NT$1,603,649 million and NT$2,029,296 million (US$73,154 million), respectively.
Realization of Deferred Income Tax Assets.
When we have temporary differences in the amount of tax expenses recorded for tax purposes and financial reporting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We generally recognize deferred tax assets to the extent that it is probable that sufficient taxable income will be available in the future to utilize such assets. The income tax benefit or expense is recorded when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the temporary differences may be utilized. Specifically, the realization of deferred income tax assets is impacted by our expected future revenue growth and profitability, tax holidays, Alternative Minimum Tax (“AMT”), the surtax imposed on unappropriated earnings and the amount of tax credits that can be utilized within the statutory period. In determining the amount of deferred tax assets as of December 31, 2021, we considered past performance, the general outlook of the semiconductor industry, business conditions, future taxable income and prudent and feasible tax planning strategies.
Because the determination of the amount of deferred tax assets that can be realized is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the deferred tax assets that we have recorded. As of December 31, 2020 and 2021, deferred tax assets were NT$25,958 million and NT$49,154 million (US$1,772 million), respectively. Deferred tax assets increased by NT$23,196 million in 2021, mainly due to depreciation of certain fixed assets that resulted in temporary differences between the carrying value of these fixed assets and their tax basis, which may be deductible for tax purposes in the future.
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
Results of Operations
The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of profit or loss and other comprehensive income, expressed in each case as a percentage of net revenue:

	For the year ended December 31,
	2019	2020	2021
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	(54.0)%	(46.9)%	(48.4)%
Gross profit	46.0%	53.1%	51.6%
Operating expenses
Research and development	(8.6)%	(8.2)%	(7.9)%
General and administrative	(2.0)%	(2.1)%	(2.3)%

	For the year ended December 31,
	2019	2020	2021
Marketing	(0.6)%	(0.5)%	(0.5)%
Total operating expenses	(11.2)%	(10.8)%	(10.7)%
Other operating income and expenses, net	0.0%	0.0%	0.0%
Income from operations	34.8%	42.3%	40.9%
Income before income tax	36.4%	43.7%	41.8%
Income tax expense	(3.3)%	(5.5)%	(4.5)%
Net income	33.1%	38.2%	37.3%
Other comprehensive loss for the year, net of income tax	(1.1)%	(2.3)%	(0.4)%
Total comprehensive income for the year	32.0%	35.9%	36.9%
Net income attributable to shareholders of the parent	33.1%	38.1%	37.3%
Net income attributable to non-controlling interests	0.0%	0.1%	0.0%
Year to Year Comparisons
Net Revenue and Gross Margin

	For the year ended December 31,
	2019	2020	% Change in NT$ from 2019	2021		% Change in NT$ from 2020
	NT$	NT$		NT$	US$
	(in millions, except for percentages and wafer shipment)
Net revenue	1,069,985	1,339,255	25.2%	1,587,415	57,225	18.5%
Cost of revenue	(577,283)	(628,125)	8.8%	(767,878)	(27,681)	22.2%

Gross profit	492,702	711,130	44.3%	819,537	29,544	15.2%

Gross margin percentage	46.0%	53.1%	—	51.6%	51.6%	—
Wafer (12-inch equivalent) shipment (1)	10,068	12,398	—	14,179	14,179	—

(1)	In thousands.
Net Revenue
Our net revenue in 2021 increased by 18.5% from 2020, which was mainly attributed to an increase in wafer shipments and ASP due to higher advanced technology
(7-nanometer
and below) revenue weighting, partially offset by an appreciation of the NT dollar against the U.S. dollar. We shipped approximately 14.2 million
12-inch
equivalent wafers in 2021 compared to 12.4 million in 2020.
Gross Margin
Our gross margin fluctuates with the level of capacity utilization, price change, cost improvement, product mix and exchange rate, among other factors. Furthermore, our gross margin would be negatively impacted in the year when a new technology is introduced.
In 2021, our gross margin decreased to 51.6% of net revenue from 53.1% in 2020, mainly ascribed to an unfavorable impact from NT dollar appreciation and dilution from
5-nanometer
products, partially offset by cost improvement.

Operating Expenses

	For the year ended December 31,
	2019	2020	% Change in NT$ from 2019	2021		% Change in NT$ from 2020
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Research and development	91,419	109,486	19.8%	124,735	4,497	13.9%
General and administrative	21,737	28,457	30.9%	36,929	1,331	29.8%
Marketing	6,349	7,113	12.0%	7,559	272	6.3%

Total operating expenses	119,505	145,056	21.4%	169,223	6,100	16.7%

Percentage of net revenue	11.2%	10.8%	—	10.7%	10.7%	—
Other operating income and expenses, net	(496)	710	—	(333)	(13)	(146.9)%
Income from operations	372,701	566,784	52.1%	649,981	23,431	14.7%

Operating Margin	34.8%	42.3%	—	40.9%	40.9%	—
Operating expenses increased by NT$24,167 million in 2021, or 16.7%, from 2020.
Research and Development Expenses
We remain strongly committed to being the leader in advanced process technologies development. We believe that continuing investment in process technologies is essential for us to remain competitive in the markets we serve.
Research and development expenses increased by NT$15,249 million in 2021, or 13.9%, from 2020. The increases were mainly attributed to a higher level of research activities for
2-nanometer,
3-nanometer
and
4-nanometer
process technologies, as we continued to advance to smaller processing nodes, partially offset by a lower level of research activities for
5-nanometer
and
7-nanometer.
We plan to continue our investment in technology research and development in 2022.
General and Administrative and Marketing Expenses
General and administrative and marketing expenses in 2021 increased by NT$8,918 million, or 25.1%, compared to 2020, mainly reflecting donation of vaccines and start-up
expense of overseas fab preparation.
Other Operating Income and Expenses, Net
Net other operating income and expenses in 2021 decreased by NT$1,043 million from 2020, mainly due to a loss on disposal of property, plant and equipment of NT$274 million, compared to a gain on disposal of property, plant and equipment of NT$189 million in 2020, and higher impairment loss on property, plant and equipment of NT$264 million compared to 2020.
Non-Operating
Income and Expenses

	For the year ended December 31,
	2019	2020	% Change in NT$ from 2019	2021		% Change in NT$ from 2020
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Share of profits of associates	2,861	3,562	24.5%	5,513	199	54.8%
Interest income	16,190	9,018	(44.3)%	5,708	206	(36.7)%
Other income	417	661	58.5%	973	35	47.2%
Foreign exchange gain (loss), net	2,095	(3,303)	(257.7)%	13,663	492	—
Finance costs	(3,251)	(2,082)	(36.0)%	(5,414)	(195)	160.0%
Other gains and losses, net	(1,151)	10,106	—	(7,388)	(266)	(173.1)%

Net non-operating income	17,161	17,962	4.7%	13,055	471	(27.3)%

Non-operating
income and expenses in 2021 decreased by NT$4,907 million, or 27.3%, from 2020, mainly due to higher finance costs of NT$3,332 million and lower interest income of NT$3,310 million compared to 2020. The decreases were partially offset by higher share of profits of associates of NT$1,951 million.
Income Tax Expense

	For the year ended December 31,
	2019	2020	% Change in NT$ from 2019	2021		% Change in NT$ from 2020
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Income tax expense	(35,835)	(73,738)	105.8%	(70,155)	(2,529)	(4.9)%

Net income	354,027	511,008	44.3%	592,881	21,373	16.0%

Net income attributable to shareholders of the parent	353,948	510,744	44.3%	592,359	21,354	16.0%

Net margin attributable to shareholders of the parent	33.1%	38.1%	—	37.3%	37.3%	—
Income tax expenses decreased by NT$3,583 million in 2021, or 4.9%, from 2020. The decrease was mainly due to the adjustment of surtax imposed on prior year’s unappropriated earnings in 2021, partially offset by higher surtax imposed on current year’s unappropriated earnings as a result of higher 2021 undistributed earnings. The adjustment of unappropriated earnings in 2021 was the deduction of capital expenditures in calculation of surtax imposed on undistributed earnings.
Liquidity and Capital Resources
Our sources of liquidity include cash flow from operations, cash and cash equivalents, current portion of marketable securities, and issuances of corporate bonds.
Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2021 was NT$1,112,161 million (US$40,092 million), reflecting an increase of NT$289,495 million from 2020.
Our cash, cash equivalents and current portion of marketable securities increased to NT$1,188,456 million (US$42,843 million) as of December 31, 2021, compared to NT$791,477 million as of December 31, 2020. The current portion of marketable securities primarily consisted of fixed income securities. In 2021, we issued NT dollar-denominated corporate bonds totaling NT$114,600 million (US$4,131 million) and US dollar-denominated corporate bonds of US$9,000 million. For further information, please refer to note 19 and note 31 to the consolidated financial statements.
We believe that our cash generated from operations, cash and cash equivalents, current portion of marketable securities, and ability to access capital market will be sufficient to fund our working capital needs, capital expenditures, debt repayments, dividend payments and other business requirements associated with existing operations over the next 12 months.

	For the year ended December 31,
	2019	2020	2021
	NT$	NT$	NT$	US$
	(in millions)
Net cash generated by operating activities	615,139	822,667	1,112,161	40,092
Net cash used in investing activities	(458,802)	(505,782)	(836,366)	(30,150)
Net cash generated by (used in) financing activities	(269,639)	(88,615)	136,608	4,925
Effect of exchange rate changes on cash and cash equivalents	(9,114)	(23,498)	(7,584)	(274)
Net increase (decrease) in cash and cash equivalents	(122,416)	204,772	404,819	14,593
Cash and cash equivalents increased by NT$404,819 million in 2021, following an increase of NT$204,772 million in 2020.

Operating Activities
In 2021, we generated NT$1,112,161 million (US$40,092 million) net cash from operating activities, as compared to NT$822,667 million in 2020. The net cash generated from operating activities was primarily from NT$663,036 million in income before income tax, NT$422,395 million in non-cash
depreciation and amortization expenses, and net changes in working capital with others and income tax payment of NT$26,730 million. The higher depreciation and amortization expenses in 2021 were mainly attributed to continuing investment in production capacity for advanced technologies.
In 2020, net cash generated from operating activities was primarily from NT$584,746 million in income before income tax and NT$331,725 million in non-cash
depreciation and amortization expenses, partially offset by income tax payment, change in working capital and others of NT$93,804 million. The higher depreciation and amortization expenses in 2020 were mainly attributed to continuing investment in production capacity for advanced technologies.
Investing Activities
In 2021, net cash used in investing activities was NT$836,366 million (US$30,150 million), as compared to NT$505,782 million in 2020. The primary use of cash in investing activities in 2021 was for capital expenditures of NT$839,196 million.
In 2020, net cash used in investing activities was primarily for capital expenditures of NT$507,239 million.
Our capital expenditures for 2021 were primarily related to:

•	installing and expanding capacity, mainly for 5-nanometer and 3-nanometer nodes;

•	expanding capacity for advanced packaging and specialty technologies;

•	expanding buildings/facilities for Fab 18 and a 300mm wafer fab in Arizona, U.S.; and

•	investing in research and development projects for new process technologies.
See “Item 3. Risk Factors” section for the risks associated with the inability of raising the requisite funding for our expansion programs. Please also see “Item 4. Information on The Company – Capacity Management and Technology Upgrade Plans” for discussion of our capacity management and capital expenditures.
Financing Activities
In 2021, net cash generated by financing activities was NT$136,608 million (US$4,925 million), as compared to net cash used of NT$88,615 million in 2020. The net cash generated by financing activities in 2021 was mainly from proceeds from issuance of corporate bonds and an increase in short-term loans, partially offset by cash dividend payments.
In 2020, net cash used by financing activities was mainly for cash dividend payments, repayments of corporate bonds and short-term loans, partially offset by the proceeds from issuance of corporate bonds.
As of December 31, 2021, our short-term loans were NT$114,921 million (US$4,143 million), which were denominated in Euros. Our aggregate long-term debt was NT$617,947 million (US$22,276 million), of which NT$4,567 million (US$165 million) was classified as current. The long-term debt mainly included NT dollar- and U.S. dollar-denominated corporate bonds with fixed interest rates ranging from 0.36% to 3.25% and remaining maturity ranging from less than 1 year to 39 years.
Cash Requirements
The following table sets forth the maturity of our long-term debt, including principal and interest payments, outstanding as of December 31, 2021:

Long-term debt
(in NT$ millions)
During 2022	13,764
During 2023	28,020
During 2024	16,999
During 2025	61,756
During 2026 and thereafter	637,361

The following table sets forth information on our material contractually obligated payments (including principals and interests) for the periods indicated as of December 31, 2021:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in NT$ millions)
Short-Term Loans (1)	114,767	114,767	—	—	—
Long-Term Debt (2)	757,900	13,764	45,019	192,612	506,505
Capital Leases (3)	24,302	2,372	3,896	3,385	14,649
Other Obligations (4)	185,994	30,613	155,381	—	—
Capital Purchase or Other Purchase Obligations (5)	1,280,304	1,185,814	94,490	—	—
Total Contractual Cash Obligations	2,363,267	1,347,330	298,786	195,997	521,154

(1)
The maximum amount and average amount of short-term loans outstanding during the year ended December 31, 2021 were NT$154,439 million and NT$121,036 million, respectively. See note 18 to our consolidated financial statements for further information regarding interest rates and future repayment dates.

(2)
Represents corporate bonds payable and long-term bank loans. See note 19 and note 20 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.

(3)	Capital lease obligations are described in note 6, note 16, note 31 and note 33 to our consolidated financial statements.
(4)	Represents advance temporary receipts from customer. See “Item 4. Information on The Company — Commitments by Customers” and note 23 to our consolidated financial statements for further information.
(5)
Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments were not recorded on our statement of financial position as of December 31, 2021, as we had not received related goods or taken title of the property.

During 2021, we used derivative financial instruments to partially hedge the currency exchange rate risk related to non-NT
dollar-denominated assets and liabilities and certain forecasted transactions, and interest rate risk related to our fixed income investments and anticipated debt issuance. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a further discussion about currency exchange rate risk, interest rate risk, and derivative financial instruments we used to hedge such risks. See also note 5 to the consolidated financial statements for our accounting policy of derivative financial instruments, and note 8, note 11 and note 33 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.
Generally, we do not provide letters of credit to, or guarantees for, any entity other than our consolidated subsidiaries.
Significant amount of capital is required to build, expand, and upgrade our production facilities and equipment. Our capital expenditures for 2022 are expected to be between US$40 billion and US$44 billion, which, depending on market conditions, may be adjusted later.
Taxation
The corporate income tax rate in R.O.C. is 20%. Pursuant to the regulations under the R.O.C. Statute for Industrial Innovation, we are eligible for a tax credit for 10% or 15% of qualified research and development expenditures. In addition, our undistributed earnings are reduced by deduction of capital expenditures in calculation of surtax imposed on undistributed earnings.
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

We are eligible for five-year tax holidays for income generated from construction and capacity expansions of production facilities according to regulations under the Statute for Upgrading Industries of the R.O.C. The exemption period may begin at any time within five years, as applicable, following the completion of a construction or expansion of production facilities. The Statute for Upgrading Industries expired at the end of 2009. However, under the Grandfather Clause, we can continue to be eligible for five-year tax holidays if the relevant investment plans were approved by R.O.C. tax authority before the expiration of the Statute. Pursuant to the Grandfather Clause, we commenced the exemption period for part of Fab 15 (Phase I to IV) and part of Fab 14 (Phase III to IV) in 2018. The aggregate tax benefits of such exemption periods in 2020 and 2021 were NT$47,115 million and NT$57,000 million (US$2,055 million), net of AMT effect, respectively.

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
Summary Financial Information of the Obligor Group
The debt securities issued by TSMC Arizona under an indenture (the “Indenture”), dated as of October 18, 2021, among TSMC Arizona, as the issuer, TSMC, as guarantor, and Citibank, N.A., as trustee, are unconditionally and irrevocably guaranteed as to payment of principal, interest and premium, if any, by TSMC. TSMC Arizona and TSMC are referred to collectively as the Obligor Group. Each guarantee provided under the Indenture is referred to as a Guarantee and collectively, the Guarantees. TSMC Arizona Corporation is a corporation incorporated under the laws of the State of Arizona and a wholly-owned subsidiary of TSMC. As of December 31, 2021, the debt securities issued by TSMC Arizona are: (i) US$1.25 billion aggregate principal amount of the 1.750% Guaranteed Notes due 2026, (ii) US$1.25 billion aggregate principal amount of the 2.500% Guaranteed Notes due 2031, (iii) US$1 billion aggregate principal amount of the 3.125% Guaranteed Notes due 2041 and (iv) US$1 billion aggregate principal amount of the 3.250% Guaranteed Notes due 2051.
Under the terms of the Indenture and the Guarantees, TSMC fully, unconditionally and irrevocably guarantees to each holder the full and prompt payment of the principal of, and premium (if any) and interest on, such debt securities (including any Additional Amounts, as defined in the Indenture, payable in respect thereof) when and as the same shall become due and payable as provided in such debt securities. TSMC (i) agrees that its obligations under the Guarantees will be enforceable irrespective of any invalidity, irregularity or unenforceability of the debt securities or the Indenture and (ii) waives its right to require the trustee to pursue or exhaust its legal or equitable remedies against the issuer prior to exercising its rights under the Guarantees. Moreover, if at any time any amount paid under a debt security or the Indenture is rescinded or must otherwise be restored, the rights of the holders of the debt securities under the Guarantees will be reinstated with respect to such payments as though such payment had not been made.
The Guarantees (i) constitute senior unsecured obligations of TSMC, (ii) at all times rank at least equally with all other present and future senior unsecured obligations of TSMC, except as may be required by mandatory provisions of law, (iii) are senior in right of payment to all future subordinated obligations of TSMC and (iv) are effectively subordinated to secured obligations of TSMC, to the extent of the assets serving as security therefor.
TSMC will be released from and relieved of its obligations under a Guarantee in the event (i) of repayment in full of the relevant series of debt securities, or (ii) that there is a Legal Defeasance (as defined in the Indenture) of the relevant series of debt securities, in each case provided that the transaction is otherwise carried out pursuant to and in accordance with all other applicable provisions of the Indenture.
The following summarized financial information is presented for the Obligor Group on a combined basis after elimination of intercompany transactions between entities in the combined group and amounts related to investments in any subsidiary that is a non-guarantor.
This information is not intended to present the financial position or results of operations of the combined group of companies in accordance with U.S. GAAP or IFRSs.

Statement of Profit or Loss for Obligor Group

	For the year ended December 31, 2021
	NT$	US$
	(in millions)
Net sales – external	533,649	19,237
Net sales – to subsidiaries outside of the Obligor Group	1,041,097	37,531
Total net sales	1,574,746	56,768
Gross profit	788,629	28,429
Income from continuing operations	625,383	22,544
Net income	592,359	21,354
Net income attributable to Obligor Group	592,359	21,354
Statement of Financial Position for Obligor Group

	As of December 31, 2021
	NT$	US$
	(in millions)
Assets
Current assets – external	753,642	27,168
Current assets – due from subsidiaries outside of the Obligor Group	143,110	5,159
Total current assets	896,752	32,327
Non-current assets—external	2,047,339	73,804
Non-current assets – due from subsidiaries outside of the Obligor Group	564,084	20,335
Total non-current assets	2,611,423	94,139
Total assets	3,508,175	126,466
Liabilities
Current liabilities – external	701,370	25,284
Current liabilities – due from subsidiaries outside the Obligor Group	28,782	1,038
Total current liabilities	730,152	26,322
Non-current liabilities – external	501,401	18,075
Non-current liabilities – due from subsidiaries outside of the Obligor Group	127,362	4,591
Total non-current liabilities	628,763	22,666
Total liabilities	1,358,915	48,988
Climate Change Related Issues
The manufacturing, assembling and testing of our products require the use of chemicals and materials that are subject to environmental, climate related, health and safety laws and regulations issued worldwide as well as international accords such as the Paris Agreement. Climate change related laws or regulations currently are too indefinite for us to assess the impact on our future financial condition with any degree of reasonable certainty. For example, the Taiwan “Greenhouse Gas Reduction and Management Act”, which became effective on July 1, 2015, was amended in October 2021, and the amendment is expected to come into force in 2022. The act will be renamed as “Climate Change Adaptation Act” and may affect us financially to a certain extent, such as through the levying of a carbon tax/fee. We expect to see more of its relevant regulations promulgated by the regulators in the future. Also, the R.O.C. legislative authority is reviewing, at all times, various environmental issues to develop laws and regulations relating to environmental protection and climate related changes. The impact of such laws and regulations, as well as of the carbon tax/fee, is indeterminable at the moment. Please see detailed risk factors related to the impact of climate change regulations and international accords in “Item 3. Key Information – Risk Factors – Risks Relating to Our Business”. Please also see our compliance record with Taiwan and international environmental and climate related laws and regulations in “Item 4. Information on The Company – Environmental and Climate Related Laws and Regulations”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Executive Officers
MANAGEMENT
Members of our Board of Directors are elected by our shareholders. Our Board of Directors is currently composed of ten directors. Of our current ten directors, six are independent directors: Sir Peter L. Bonfield,
Ms. Kok-Choo
Chen, Mr. Michael R. Splinter, Mr. Moshe N. Gavrielov, Mr. Yancey Hai and Dr. L. Rafael Reif. The chairman of the Board of Directors is elected by the directors. The chairman of the Board of Directors presides at all meetings of the Board of Directors, and also has the authority to act as our representative. The term of office for directors is three years.
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
The following table sets forth the name of each director and executive officer, their positions, the year in which their term expires and the number of years they have been with us as of February 28, 2022. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Position with our company	Term Expires	Years with our company
Mark Liu	Chairman	2024	29
C.C. Wei	Vice Chairman/ Chief Executive Officer	2024/ —	24
Ming-Hsin Kung	Director (Representative of the National Development Fund)	2024	2
F.C. Tseng	Director	2024	35
Sir Peter L. Bonfield	Independent Director	2024	20
Kok-Choo Chen	Independent Director	2024	11
Michael R. Splinter	Independent Director	2024	7
Moshe N. Gavrielov	Independent Director	2024	3
Yancey Hai	Independent Director	2024	2
L. Rafael Reif (1)	Independent Director	2024	1
Lora Ho	Senior Vice President, Europe & Asia Sales and Human Resources	—	23
Wei-Jen Lo	Senior Vice President, Research & Development	—	18
Rick Cassidy	Senior Vice President, Corporate Strategy Office/ CEO & President, TSMC Arizona	—	25
Y.P. Chin	Senior Vice President, Operations	—	35
Y.J. Mii	Senior Vice President, Research & Development	—	28
J.K. Lin	Senior Vice President, Information Technology and Materials Management & Risk Management	—	35
J.K. Wang	Senior Vice President, Corporate Planning Organization	—	35
Cliff Hou	Senior Vice President, Europe & Asia Sales and Research & Development/ Corporate Research	—	25
Kevin Zhang	Senior Vice President, Business Development	—	6
Sylvia Fang	Vice President, Legal and General Counsel/ Corporate Governance Officer	—	27

Name	Position with our company	Term Expires	Years with our company
Connie Ma	Vice President, Human Resources	—	8
Y.L. Wang	Vice President, Operations/ Fab Operations I	—	30
Doug Yu	Vice President, Pathfinding for System Integration & TSMC Distinguished Fellow	—	28
T.S. Chang	Vice President, Operations/ Advanced Technology and Mask Engineering & TSMC Fellow	—	27
Michael Wu	Vice President, Research & Development/ Platform Development	—	26
Min Cao	Vice President, Research & Development/ Pathfinding	—	20
Marvin Liao	Vice President, Operations/ Advanced Packaging Technology and Service	—	20
Y.H. Liaw	Vice President, Operations/ Fab Operations II	—	34
Simon Jang	Vice President, Research & Development/ Advanced Tool and Module Development	—	29
Wendell Huang	Vice President, Finance and Chief Financial Officer/ Spokesperson	—	23
C.S. Yoo	Vice President, Research and Development/ More than Moore Technologies	—	34
Jun He	Vice President, Quality and Reliability	—	5
Geoffrey Yeap	Vice President, Research & Development/ Platform Development	—	6
Chris Horng-Dar Lin	Vice President, Corporate Information Technology and Chief Information Officer	—	1
Jonathan Lee (2)	Vice President, Corporate Planning Organization	—	15
Arthur Chuang (3)	Vice President, Operations/ Facility	—	33
L.C. Lu (3)	Vice President, Research & Development/ Design & Technology Platform & TSMC Fellow	—	22
K.C. Hsu (4)	Vice President, Research & Development/ Integrated Interconnect & Packaging	—	1

(1)	Dr. L. Rafael Reif joined our Board of Directors on July 26, 2021.
(2)	Mr. Jonathan Lee was promoted to Vice President on June 9, 2021.
(3)	Dr. Arthur Chuang and Dr. L.C. Lu were promoted to Vice President on August 10, 2021.
(4)	Mr. K.C. Hsu was hired on November 1, 2021, and was promoted to Vice President on November 9, 2021.
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

F.C. Tseng
is a director. Dr. F.C. Tseng is currently the Chairman of TSMC Education and Culture Foundation and Director of Cloud Gate Culture and Arts Foundation and of
Zu-Ming
Medical Foundation. Previously he served as our Vice Chairman from July 2005 to June 2018. Prior to that, he was Deputy Chief Executive Officer from August 2001 to June 2005. He is also the Chairman of TSMC China Co., Ltd. and Global Unichip Corp., and the Vice Chairman of VIS. He formerly served as an independent director, Chairman of Audit Committee and a member of Compensation Committee of Acer Inc. He also served as the President of VIS from 1996 to 1998 and our President from May 1998 to August 2001. Prior to his presidency at VIS, Dr. Tseng served as our Senior Vice President of Operations. He holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 50 years.
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
at Loughborough University in the United Kingdom. He is currently the Chairman of the Board of Directors of NXP Semiconductor N.V. in the Netherlands, and the
non-executive
director of Imagination Technologies Group Ltd. (a
non-public
company) and of Darktrace plc, both are in the United Kingdom. He is also an Advisory Board member of the Longreach Group Ltd. in Hong Kong and a Senior Advisor to Alix Partners LLP in London. He also serves as a board mentor of Chairman Mentors International (CMi) Ltd. (a non-public
company) in London. He is a fellow of The Royal Academy of Engineering. He holds an honors degree in engineering from Loughborough University.
Kok-Choo
Chen
is an independent director.
Ms. Kok-Choo
Chen served as the Chairman of National Performing Arts Center from 2014 to January 2017, and an advisor to the R.O.C. Executive Yuan from 2009 to 2016. She was the founder and Executive Director of Taipei Story House from 2003 to 2015. She served as our Senior Vice President and General Counsel from 1997 to 2001. Currently, Ms. Chen is the Founder and Executive Director of the Museum207 located in Taipei and Director of Republic of China Female Cancer Foundation. Ms. Chen has over 24 years of experience working in international law firms. She had also taught law at Soochow University, National Chengchi University and National Tsing Hua University in Taiwan for over 28 years. Ms. Chen is licensed to practice law in England, Singapore and California.
Michael R. Splinter
is an independent director. Mr. Michael R. Splinter served as Chief Executive Officer of Applied Materials from 2003 to 2012 and as Chairman of the Board of Directors since 2009 and retired in June 2015. Prior to that, he served at Intel Corp. as Executive Vice President of Sales and Marketing from 2001 to 2003, and Executive Vice President of Technology and Manufacturing group from 1996 to 2001. Mr. Splinter currently serves as Chairman of NASDAQ, Inc., Director of Pica8, Inc. (a
non-public
company) in the United States, Gogoro Inc. (a
non-public
company) in Cayman Islands, Tigo Energy, Inc. (a
non-public
company) in the United States and Kioxia Holdings Corp. (a
non-public
company) in Japan, and General Partner of WISC Partners LP. in the United States. He also serves as Chairman of the Board of
US-Taiwan
Business Council. Mr. Splinter holds a master degree in electrical engineering, and an honorary Ph.D. in engineering from the University of Wisconsin-Madison.
Moshe N. Gavrielov
is an independent director. Mr. Moshe N. Gavrielov served as President and CEO of Xilinx, Inc. from January 2008 to January 2018 and as Director of Xilinx, Inc. from February 2008 to January 2018. Prior to that, he served at Cadence Design Systems, Inc. as Executive Vice President and General Manager of the Verification Division from April 2005 to November 2007, and CEO of Verisity, Ltd. from March 1998 to April 2005. He also served at a variety of executive management positions in LSI Logic Corp. for nearly 10 years, and engineering and engineering management positions in National Semiconductor Corporation and Digital Equipment Corporation. Currently, Mr. Gavrielov is the Executive Chairman of Wind River Systems, Inc. (a
non-public
company) in the United States, Chairman of SiMa Technologies, Inc. (a
non-public
company) in the United States and of Foretellix, Ltd. (a
non-public
company) in Israel. He also serves as the Director of San Jose Institute of Contemporary Art. Mr. Gavrielov holds a bachelor degree in electrical engineering and a master degree in computer science from Technion—Israel Institute of Technology.
Yancey Hai
is an independent director. Mr. Yancy Hai is the Chairman of the Board of Delta Electronics, Inc. (“Delta”) since June 2012. He served as Vice Chairman and CEO of Delta since 2004, and as the Chair of Strategic Committee of Delta from 2012 to 2021. Currently he is the Chair of ESG Committee of Delta. Before joining Delta, Mr. Hai was the country manager of GE Capital Taiwan. Currently he also serves as a director of the Board and member of ESG & Net Zero Committee of CTCI Corporation, and as an independent director of the Board, member of the Audit Committee, CSR Committee and Chair of Remuneration Committee of USI Corporation, and as a director of the following Delta’s subsidiaries (which are all non-public
companies): Delta Electronics (Shanghai) Co., Ltd., Delta Networks, Inc., Delta Electronics Capital Company and Cyntec Co., Ltd. Mr. Hai is currently the Executive Director of Taipei Computer Association, Senior Strategy Consultant of Cloud Computing & IoT Association in Taiwan, Director of Taiwan Business Council for Sustainable Development, Delta Electronic Foundation and Felix Chang Foundation. Mr. Hai holds a master’s degree in international business management from the University of Texas at Dallas.

L. Rafael Reif
is an independent director. Dr. L. Rafael Reif has been the President of the Massachusetts Institute of Technology (MIT) since 2012. Since 1980, he held a number of faculty positions at MIT, including Provost, Head of the Department of Electrical Engineering and Computer Science (EECS), Associate Department Head of Electrical Engineering, Director of Microsystems Technology Laboratories, and Fariborz Maseeh Professor of Emerging Technology. Dr. Reif is an elected member of the American Academy of Arts and Sciences, the National Academy of Engineering and the Chinese Academy of Engineering, a fellow of the National Academy of Inventors, and also belongs to Tau Beta Pi, the Electrochemical Society and the IEEE. In addition, he is the inventor or co-inventor
of 13 patents, has edited or
co-edited
five books and has supervised 38 doctoral theses to date. Currently, Dr. Reif is also the co-chair
of the Growth Technical Advisory Board, Applied Materials, Inc. Dr. Reif holds a master’s degree and a Ph.D. in electrical engineering from Stanford University, an honorary Doctor of Laws degree from the Chinese University of Hong Kong, and honorary doctorates from Tsinghua University, the Technion and Arizona State University.
Lora Ho
is our Senior Vice President of Europe & Asia Sales and Human Resources. Prior to that, she was Senior Vice President of Finance and Europe & Asia Sales/ Chief Financial Officer/ Spokesperson from January 2019 to August 2019. She was promoted to Senior Vice President of Finance and Chief Financial Officer/ Spokesperson in August 2010 and Vice President of Finance and Chief Financial Officer/ Spokesperson in September 2003. Prior to joining us in 1999 as controller, she had served as Vice President of Finance and Chief Financial Officer at Acer Semiconductor Manufacturing Inc. since 1990. Ms. Ho holds an MBA from National Taiwan University.
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
Rick Cassidy
is our Senior Vice President of Corporate Strategy Office and CEO & President of TSMC Arizona. Prior to that, he served as Chief Executive Officer of TSMC North America from 2017 to January 2019. He was promoted to Senior Vice President in February 2014, Vice President in November 2008 and had led TSMC North America from January 2005 to 2018. He joined us in 1997 and has held various positions in TSMC North America, including Business Operations, Field Technical Support, and Business Management. He holds a B.A. degree in engineering technology from United States Military Academy at West Point.
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

Cliff Hou
is our Senior Vice President of Europe & Asia Sales and Research & Development/ Corporate Research. He was Senior Vice President of Research & Development/ Technology Development from May 2020 to October 2020. He was promoted to Senior Vice President in May 2020. Prior to that, he was Vice President of Research & Development/ Technology Development from August 2018 to May 2020, Vice President of Research & Development/ Design and Technology Platform from August 2011 to August 2018, and Senior Director of Design and Technology Platform from 2010 to 2011. He joined us in 1997 and established the Company’s technology design kit and reference flow development organizations. He holds a Ph.D. in electrical and computer engineering from Syracuse University.
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
Doug Yu
is our Vice President of Pathfinding for System Integration & TSMC Distinguished Fellow. He was Vice President of Research & Development/ Integrated Interconnect & Packaging from November 2016 to December 2020 after his promotion to this position. Prior to that, he was our Senior Director of Integrated Interconnect & Packaging Division. He joined us in 1994 and was in charge of development of interconnect technology for integrated circuits. He holds a Ph.D. in materials engineering from Georgia Institute of Technology.
T.S. Chang
is our Vice President of Operations/ Advanced Technology and Mask Engineering & TSMC Fellow. He was Vice President & TSMC Fellow of Operations/ Product Development from November 2018 to April 2020 and Vice President & TSMC Fellow of Operations/ Fab 12B & TSMC Fellow from February 2018 to November 2018 after his promotion to this position. Prior to that, he was our Senior Director of Fab 12B & TSMC Fellow. He joined us in 1995 and held various positions in manufacturing functions. He holds a Ph.D. in electrical engineering from National Tsing Hua University.
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
Jun He
is our Vice President of Quality and Reliability. He was promoted to Vice President in November 2020 and was our Senior Director of Quality and Reliability from May 2019 to November 2020. Prior to that, he was Senior Director of Manufacturing, Quality & Reliability Division, from July 2018 to May 2019, and Senior Director of Advanced Technology, Quality & Reliability Division, from May 2017 to July 2018. Prior to joining us in May 2017, he was a Senior Director of Technology and Manufacturing Group of Quality and Reliability at Intel. He holds a Ph.D. in materials science and engineering from University of California, Santa Barbara.
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
Jonathan Lee
is our Vice President of Corporate Planning Organization. He was promoted to Vice President in June 2021 and was our Senior Director of Strategic Planning Division from February 2012 to June 2021. Prior to joining us in 2007, he was President in Biomorphic Microsystems. He holds a M.S. degree in Accounting from CUNY-Baruch College.
Arthur Chuang
is our Vice President of Operations/ Facility. He was promoted to Vice President in August 2021 and was our Senior Director of Operations/ Facility Division from January 2015 to August 2021, and Director of Operations/ Fabs Facility Division from March 2002 to January 2015. Prior to joining us in 1989, he was an engineer at Texas Instruments. He holds a Ph.D. in Civil Engineering from National Taiwan University.
L.C. Lu
is our Vice President of Research & Development/ Design & Technology Platform & TSMC Fellow. He was promoted to Vice President in August 2021 and was our Senior Director & TSMC Fellow of Research & Development/ Design & Technology Platform from August 2018 to August 2021, and Research & Development/ Digital IPs Solution from March 2016 to August 2018. Prior to joining us in 2000, he was Director of Software Division in Avant Tech. Inc. He holds a Ph.D. in Computer Science from Yale University.
K.C. Hsu
is our Vice President of Integrated Interconnect & Packaging. He was promoted to Vice President in November 2021. Prior to joining us in November 2021, he was Chairman, Taiwan in Micron Technology, Inc. He holds a M.S. degree in Management of Technology from National Yang Ming Chiao Tung University.
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

Share Ownership
The following table sets forth certain information as of February 28, 2022 with respect to our common shares owned by our directors and executive officers.

Name of Shareholders (1)	Number of Common Shares Owned (2)	Percentage of Outstanding Common Shares (2)
Mark Liu, Chairman	12,913,114	0.05%
C.C. Wei, Vice Chairman and Chief Executive Officer	5,879,207	0.02%
Ming-Hsin Kung, Director (Representative of the National Development Fund) (3)	1,653,709,980	6.38%
F.C. Tseng, Director	29,472,675	0.11%
Sir Peter L. Bonfield, Independent Director	—	—
Kok-Choo Chen, Independent Director	—	—
Michael R. Splinter, Independent Director	—	—
Moshe N. Gavrielov, Independent Director	—	—
Yancey Hai, Independent Director	—	—
L. Rafael Reif, Independent Director	—	—
Lora Ho, Senior Vice President	4,570,080	0.02%
Wei-Jen Lo, Senior Vice President	1,441,127	0.01%
Rick Cassidy, Senior Vice President/ CEO & President of TSMC Arizona	—	—
Y.P. Chin, Senior Vice President	6,920,122	0.03%
Y.J. Mii, Senior Vice President	1,000,419	0.00%
J.K. Lin, Senior Vice President	12,648,251	0.05%
J.K. Wang, Senior Vice President	2,603,947	0.01%
Cliff Hou, Senior Vice President	384,676	0.00%
Kevin Zhang, Senior Vice President	70,000	0.00%
Sylvia Fang, Vice President & General Counsel/ Corporate Governance Officer	700,285	0.00%
Connie Ma, Vice President	236,000	0.00%
Y.L. Wang, Vice President	218,535	0.00%
Doug Yu, Vice President & TSMC Distinguished Fellow	250,000	0.00%
T.S. Chang, Vice President & TSMC Fellow	173,781	0.00%
Michael Wu, Vice President	483,501	0.00%
Min Cao, Vice President	363,152	0.00%
Marvin Liao, Vice President	90,485	0.00%
Y.H. Liaw, Vice President	370,000	0.00%
Simon Jang, Vice President	350,695	0.00%
Wendell Huang, Vice President & Chief Financial Officer/ Spokesperson	1,651,756	0.01%
C.S. Yoo, Vice President	1,703,690	0.01%
Jun He, Vice President	9,000	0.00%
Geoffrey Yeap, Vice President	22,000	0.00%
Chris Horng-Dar Lin, Vice President & Chief Information Officer	16,000	0.00%
Jonathan Lee, Vice President	334,458	0.00%
Arthur Chuang,Vice President	2,602,981	0.01%
L.C. Lu, Vice President & TSMC Fellow	130,227	0.00%
K.C. Hsu, Vice President	16,000	0.00%

(1)	None of our directors and executive officers owned any stock option as of February 28, 2022.
(2)
The disclosed number of shares owned by the directors and executive officers did not include any common shares held in the form of ADS by such individuals as such individual ownership of ADSs had not been disclosed or otherwise made public. The disclosed number of shares owned by the directors and executive officers also did not include shares owned by their related parties. As of February 28, 2022, we held 1,387,000 of our common shares in treasury as a result of repurchases made pursuant to the Share Repurchase Program, and such repurchased shares are not included in the total number of outstanding common shares. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for a further discussion. Except for the number of shares held by the National Development Fund, Executive Yuan, each of these individuals owned less than one percent of all common shares outstanding as of February 28, 2022.

(3)	Represented shares held by the National Development Fund, Executive Yuan.

The following table sets forth certain information as of March 1, 2022, with respect to restricted stock awards (“RSAs”) held by our executives under our equity incentive plan for the year 2021 (see “— Employee Restricted Stock Awards Rules for Year 2021” for a further discussion).

Name	Common Shares Underlying Outstanding RSAs (1)	Exercise Price	Grant Date	Expiration Date
C.C. Wei, Vice Chairman and Chief Executive Officer
Lora Ho, Senior Vice President
Wei-Jen Lo, Senior Vice President
Y.P. Chin, Senior Vice President
Y.J. Mii, Senior Vice President
J.K. Lin, Senior Vice President
J.K. Wang, Senior Vice President
Cliff Hou, Senior Vice President
Kevin Zhang, Senior Vice President
Sylvia Fang, Vice President & General Counsel/ Corporate Governance Officer
Connie Ma, Vice President
Y.L. Wang, Vice President
Doug Yu, Vice President & TSMC Distinguished Fellow
T.S. Chang, Vice President & TSMC Fellow
Michael Wu, Vice President	1,387,000	—	March 1, 2022	—
Min Cao, Vice President
Marvin Liao, Vice President
Y.H. Liaw, Vice President
Simon Jang, Vice President
Wendell Huang, Vice President & Chief Financial Officer/ Spokesperson
C.S. Yoo, Vice President
Jun He, Vice President
Geoffrey Yeap, Vice President
Chris Horng-Dar Lin, Vice President & Chief Information Officer
Jonathan Lee, Vice President
Arthur Chuang, Vice President
L.C. Lu, Vice President & TSMC Fellow
K.C. Hsu, Vice President
Y.C. Huang (2)

(1)	The RSAs granted under the Employee Restricted Stock Awards Rules for Year 2021 held by each of these directors and executives represent less than one percent of our total outstanding common shares.
(2)	Dr. Y.C. Huang is an eligible executive in accordance with the Employee Restricted Stock Awards Rules for Year 2021 but is not an executive officer.
Employee Restricted Stock Awards Rules for Year 2021
In 2021, we adopted the Employee Restricted Stock Awards Rules for Year 2021 (the “2021 Rules”), which authorized the grant of up to 2,600,000 common shares, with par value of NT$10 per share, in the form of RSAs to eligible executives of TSMC. The 2021 Rules became effective on August 6, 2021. The purpose of the 2021 Rules is to attract and retain corporate executives and link their compensation with shareholders’ interests and our ESG achievements.

The 2021 Rules provide that RSAs may only be granted to full-time executives of TSMC who meet certain performance requirements. The number of RSAs granted is determined by our Chairman and Chief Executive Officer and approved by the Compensation Committee and the Board of Directors. Grants under the 2021 Rules are made free of charge to the recipient and are subject to certain vesting conditions, as outlined in the 2021 Rules. In particular, the maximum amount of RSAs that may vest each year are as follows: 50% on the first anniversary of the grant, 25% on the second anniversary of the grant and 25% on the third anniversary of the grant.
Issuances under the 2021 Rules may be granted over a period of one year from the effective date.
In February 2022, our Board of Directors resolved to approve the issuance of 1,387,000 units of RSAs under the 2021 Rules.
Employee Restricted Stock Awards Rules for Year 2022
In April 2022, our Board of Directors approved the Employee Restricted Stock Awards Rules for Year 2022 (the “2022 Rules”), which authorize the grant of up to 3,065,000 common shares, with par value of NT$10 per share, in the form of RSAs to eligible executives and critical talents of TSMC and TSMC’s subsidiaries. The 2022 Rules are subject to shareholder approval at the annual general meeting in June 2022, and approval by the R.O.C. FSC. The purpose of the 2022 Rules is to attract and retain corporate executives and critical talents and link their compensation with shareholders’ interests and/or our ESG achievements.
The 2022 Rules provide that RSAs may only be granted to full-time executives or critical talents of TSMC and TSMC’s subsidiaries who meet certain performance requirements. The number of RSAs granted is to be determined by our Chairman and Chief Executive Officer and approved by the Compensation Committee and the Board of Directors. Grants under the 2022 Rules would be made free of charge to the recipient and are subject to certain vesting conditions, as outlined in the 2022 Rules. In particular, the maximum amount of RSAs that may vest each year would be as follows: 50% on the first anniversary of the grant, 25% on the second anniversary of the grant and 25% on the third anniversary of the grant.
Issuances under the 2022 Rules may be granted over a period of one year from the effective date.
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
directors in 2021:

Name/Title	Fees Earned or Paid in Cash	Stock Awards	All Other Compensation (2)	Total
	NT$	NT$	NT$	NT$	US$
	(in millions)
Mark Liu, Chairman	398.7	—	1.6	400.4	14.4
F.C. Tseng, Director (1)	10.6	—	1.3	11.9	0.4
Ming-Hsin Kung, Director (Representative of National Development Fund, Executive Yuan)	10.6	—	—	10.6	0.4
Sir Peter L. Bonfield, Independent Director	14.8	—	—	14.8	0.5
Stan Shih, Independent Director	7.5	—	—	7.5	0.3
Kok-Choo Chen, Independent Director	13.2	—	—	13.2	0.5
Michael R. Splinter, Independent Director	14.8	—	—	14.8	0.5
Moshe N. Gavrielov, Independent Director	14.8	—	—	14.8	0.5
Yancey Hai, Independent Director	13.2	—	—	13.2	0.5
L. Rafael Reif, Independent Director	6.4	—	—	6.4	0.2

Total	504.4	—	2.9	507.3	18.3

(1)	In addition to the above, F.C. Tseng received NT$11.0 million of compensation from non-consolidated affiliates and NT$15.1 million of Advisor Fee from TSMC.
(2)	Included pensions funded according to applicable law and expenses for company cars, but did not include compensation paid to car drivers made available to directors.
On March 1, 2022, Dr. Mark Liu was granted cash-settled compensation linked to the price of TSMC’s common shares. Such cash-settled compensation represents the right to receive an amount of cash equal to the market value of common shares of TSMC at the time of vesting. The grant is subject to the same vesting conditions as the aforementioned 2021 Rules.
Compensation Paid to Executive Officers
(1)
The following table presents the compensation paid and benefits in kind granted to our executive officers in 2021:

Name/Title	Salary	Bonus (6)	Stock Awards	All Other Compensation (7)	Total
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
C.C. Wei, Chief Executive Officer	13.3	381.9	—	5.1	400.3	14.4
Wendell Huang, Vice President & Chief Financial Officer/ Spokesperson	5.2	54.3	—	1.5	61.1	2.2

Lora Ho, Senior Vice President
Wei-Jen Lo, Senior Vice President
Rick Cassidy, Senior Vice President/ CEO & President of TSMC Arizona
Y.P. Chin, Senior Vice President
Y.J. Mii, Senior Vice President
J.K. Lin, Senior Vice President
J.K. Wang, Senior Vice President
Cliff Hou, Senior Vice President
Kevin Zhang, Senior Vice President
Sylvia Fang, Vice President & General Counsel/ Corporate Governance Officer
Connie Ma, Vice President
Y.L. Wang, Vice President
Doug Yu, Vice President & TSMC Distinguished Fellow	137.6	1,728.6	—	50.6	1,916.8	69.1	(8)
T.S. Chang, Vice President & TSMC Fellow
Michael Wu, Vice President
Min Cao, Vice President
Marvin Liao, Vice President
Y.H. Liaw, Vice President
Simon Jang, Vice President
C.S. Yoo, Vice President
Jun He, Vice President
Geoffrey Yeap, Vice President (2)
Chris Horng-Dar Lin, Vice President and Chief Information Officer (2)
Jonathan Lee, Vice President (3)
Arthur Chuang, Vice President (4)
L.C. Lu, Vice President & TSMC Fellow (4)
K.C. Hsu, Vice President (5)

Total	156.2	2,164.8	—	57.3	2,378.2	85.7

(1)
The total compensation paid to the executive officers is decided based on their job responsibility, contribution, company performance and projected future risks the Company will face. It is reviewed by the Compensation Committee then submitted to the Board of Directors for approval.

(2)	Dr. Geoffrey Yeap and Dr. Chris Horng-Dar Lin were promoted to Vice President, effective February 9, 2021. These amounts did not include compensation for the period before their promotion.
(3)	Mr. Jonathan Lee was promoted to Vice President, effective June 9, 2021. These amounts did not include compensation for the period before his promotion.
(4)	Dr. Arthur Chuang and Dr. L.C. Lu were promoted to Vice President, effective August 10, 2021. These amounts did not include compensation for the period before their promotion.
(5)	Mr. K.C. Hsu was promoted to Vice President, effective November 9, 2021. These amounts did not include compensation for the period before his promotion.
(6)	Included cash bonus and profit sharing bonus.
(7)	Included pensions funded according to applicable law and expenses for company cars.
(8)	Aggregate amount for executive officers other than C.C. Wei and Wendell Huang.
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
Currently, the Audit Committee consists of six members comprising all of our independent directors. The members of the Audit Committee are Sir Peter L. Bonfield, the Chairman of our Audit Committee,
Ms. Kok-Choo
Chen, Mr. Michael R. Splinter, Mr. Moshe N. Gavrielov, Mr. Yancey Hai and Dr. L. Rafael Reif. In addition, Mr. Jan C. Lobbezoo was appointed to serve as a financial expert consultant to the Audit Committee from February 14, 2006 onwards. See “Item 16A. Audit Committee Financial Expert”. The Audit Committee is required to meet at least once every quarter. Our Audit Committee charter grants the Audit Committee the authority to conduct any investigation which it deems appropriate to fulfill its responsibilities. It has direct access to all our books, records, facilities, personnel, as well as registered public accountants. It has the authority to, among other things, appoint, terminate and approve all fees to be paid to our registered public accountants, subject to the approval of the Board of Directors as appropriate, and to oversee the work performed by the registered public accountants. The Audit Committee also has the authority to engage special legal, accounting, or other consultants it deems necessary in the performance of its duties. Beginning on January 1, 2007, the Audit Committee also assumed the responsibilities of supervisors pursuant to the R.O.C. Securities and Exchange Act.
The Audit Committee convened four regular meetings and two special meetings in 2021. In addition to these meetings, the Audit Committee members and consultant participated in one special meeting and three telephone conferences to discuss our annual report to be filed with the Taiwan and U.S. authorities and investor conference materials with management.
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

The members of the Compensation Committee are appointed by the Board as required by the R.O.C. laws. The Compensation Committee, by its charter, shall consist of no fewer than three independent directors of the Board. Currently, the Compensation Committee comprises all of our six independent directors. The members of the Compensation Committee are Mr. Michael R. Splinter, the Chairman of our Compensation Committee, Sir Peter L. Bonfield,
Ms. Kok-Choo
Chen, Mr. Moshe N. Gavrielov, Mr. Yancey Hai and Dr. L. Rafael Reif.
The Compensation Committee convened four regular meetings and two special meetings in 2021.
Employees
The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2019	2020	2021
Managers	5,364	5,857	6,635
Professionals	24,416	27,767	31,920
Assistant Engineers/Clericals	4,357	4,832	6,620
Technicians	17,160	18,375	19,977

Total	51,297	56,831	65,152

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2019	2020	2021
Hsinchu Science Park, Taiwan	24,442	25,776	27,382
Southern Taiwan Science Park, Taiwan	12,771	16,114	20,428
Central Taiwan Science Park, Taiwan	7,333	7,668	8,486
Taoyuan County, Taiwan	1,475	1,661	1,701
Miaoli County, Taiwan	—	—	628
China	3,679	3,859	4,131
North America	1,513	1,620	2,188
Europe	50	52	54
Japan	32	78	152
Korea	2	3	2

Total	51,297	56,831	65,152

As of December 31, 2021, our total employee population was 65,152 with an educational makeup of 4.1% Ph.Ds, 47.3% masters, 27.6% university bachelors, 8.9% college degrees and 12.0% others. Among this employee population, 59.2% were at a managerial or professional level. Continuous learning is the cornerstone of our employee development strategy. Individual development plans are tailor-made to individual development needs for each employee. Employee development is further supported and enforced by a comprehensive network of resources including on the job training, coaching, mentoring, job rotation, classroom training,
e-learning
and external learning opportunities.
Pursuant to our Articles of Incorporation, our employees participate in our profits sharing program by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our annual profits (defined under local law), after recovering any losses incurred in prior years. Our practice has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In 2020 and 2021, we distributed employees’ business performance bonus of NT$34,753 million and employees’ cash profit sharing bonus of NT$34,753 million to our employees in relation to year 2020 profits. In 2021 and 2022, we distributed employees’ business performance bonus of NT$35,601 million (US$1,283 million) to our employees in relation to year 2021 profits. Employees’ cash profit sharing bonus of NT$35,601 million (US$1,283 million) in relation to year 2021 profits will be distributed in July 2022.
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
Major Shareholders
The following table sets forth certain information as of February 28, 2022, with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

Names of Shareholders	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares (1)
National Development Fund, Executive Yuan	1,653,709,980	6.38%
BlackRock, Inc. (2)	1,317,566,696	5.08%
Directors and executive officers as a group (3)	87,626,164	0.34%

(1)
As of February 28, 2022, we held 1,387,000 of our common shares in treasury as a result of repurchases made pursuant to the Share Repurchase Program, and such repurchased shares are not included in the number of total outstanding common shares. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for a further discussion.

(2)
According to the Schedule 13G of BlackRock, Inc. filed with the U.S. SEC on February 7, 2022, BlackRock, Inc. is the parent holding company or control person of several entities with interests in us. We do not have further information with respect to BlackRock, Inc.’s ownership in us subsequent to its Schedule 13G filed on February 7, 2022.

(3)	Excluded ownership of the National Development Fund, Executive Yuan.
As of February 28, 2022, a total of 25,928,993,458 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through their custodians in the R.O.C. As of February 28, 2022, 5,320,503,163 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., advised us that, as of February 28, 2022, 1,064,100,627 ADSs, representing 5,320,503,135 common shares, were held of record by Cede & Co. and 166 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.
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
Related Party Transactions
Vanguard International Semiconductor Corporation (“VIS”)
In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated DRAM manufacturer. VIS commenced volume commercial production in 1995 and listed its shares on the Taipei Exchange in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 28, 2022, we owned approximately 28.3% of the equity interest in VIS.
Pursuant to the terms of a manufacturing agreement between both parties, VIS was obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC was required to use its best commercial efforts to maintain utilization of such reserved capacity. In 2021, we had total purchases of NT$3,726 million (US$134 million) from VIS, representing 0.5% of our total cost of revenue.
Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”)
SSMC is a joint venture in Singapore that we established with Philips and EDB Investment Pte. Ltd. to produce integrated circuits by means of advanced submicron manufacturing processes. These integrated circuits are made pursuant to the product design specifications provided primarily by us and Philips under an agreement with Philips, and EDB Investment Pte. Ltd. (the “SSMC Shareholders Agreement”) in March 1999 and, primarily by us and NXP Semiconductors N.V. (“NXP”), subsequent to the assignment by Philips of its rights to NXP and NXP’s assumption of Philips’ obligations under the SSMC Shareholders Agreement pursuant to the Assignment and Assumption Agreement effective September 25, 2006. SSMC’s business is limited to manufacturing wafers for us, our subsidiaries, NXP and NXP’s subsidiaries. On November 15, 2006, we and NXP exercised the option rights under the SSMC Shareholders Agreement to purchase all of the SSMC shares owned by EDB Investment Pte. Ltd. As a result, we now own 38.8%, and NXP owns 61.2% of SSMC. While we, together with NXP, have the right to purchase up to 100% of SSMC’s annual capacity, we and NXP are required to purchase, in the aggregate, at least 70% of SSMC’s full capacity. See below for a detailed discussion of the contract terms we entered into with SSMC.

We entered into a technology cooperation agreement with SSMC effective March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our metal oxide semiconductor (“MOS”) integrated circuits wafer volume production fabs. In return, we agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2021, we had total purchases of NT$3,843 million (US$139 million) from SSMC, representing 0.5% of our total cost of revenue.
Global Unichip Corporation (“GUC”)
In January 2003, we acquired a 52.0% equity interest in GUC, a SoC design service company that provides large scale SoC implementation services. GUC listed its shares on the Taiwan Stock Exchange in November 2006. As of February 28, 2022, we owned approximately 34.8% of the equity interest in GUC.
In 2021, we had total sales of NT$7,707 million (US$278 million) to GUC, representing 0.5% of our total revenue.
Xintec, Inc. (“Xintec”)
In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Xintec listed its shares on the Taipei Exchange in March 2015. Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. As of February 28, 2022, we owned approximately 41.0% of the equity interest in Xintec.
In 2021, we incurred total manufacturing expenses of NT$5,460 million (US$197 million) from Xintec, representing 0.7% of our total cost of revenue.

ITEM 8.	FINANCIAL INFORMATION
Consolidated Financial Statements and Other Financial Information
Please see “Item 18. Financial Statements”. Other than as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual consolidated financial statements.
Legal Proceedings
We were not a party to any material litigation as of December 31, 2021, and are not currently a party to any other material litigation.
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

Pursuant to our Articles of Incorporation, our Board of Directors is authorized to approve quarterly cash dividends after the close of each quarter. After our Board of Directors approves quarterly cash dividends, we will distribute the dividend within six months. The respective amounts and payment dates of 2021 quarterly cash dividends are demonstrated in the table below.

Period	Approved Date	Payment Date	Cash Dividends Per Share (NT$)	Total Amount (NT$)
First quarter of 2021	June 9, 2021	October 14, 2021	2.75	71,308,546,260
Second quarter of 2021	August 10, 2021	January 13, 2022	2.75	71,308,546,260
Third quarter of 2021	November 9, 2021	April 14, 2022	2.75	71,308,546,260
Fourth quarter of 2021	February 15, 2022	July 14, 2022	2.75	71,308,546,260
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
The principal trading market for our common shares is the Taiwan Stock Exchange. Our common shares have been listed on the Taiwan Stock Exchange under the symbol “2330” since September 5, 1994, and the ADSs have been listed on the NYSE under the symbol “TSM” since October 8, 1997. The outstanding ADSs are identified by the CUSIP number 874039100.

ITEM 10.	ADDITIONAL INFORMATION
Description of Common Shares
We are organized under the laws of the R.O.C. Set forth below is a description of our common shares, including summaries of the material provisions of our Articles of Incorporation, the R.O.C. Company Act, the R.O.C. Securities and Exchange Act and the regulations promulgated thereunder.
General
Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares, of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,930,380,458 common shares were issued and outstanding as of December 31, 2021. As of February 28, 2022, 25,928,993,458 common shares were outstanding, which excluded 1,387,000 common shares held in treasury as a result of repurchase made pursuant to the Share Repurchase Program (see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for a further discussion). No employee stock options were outstanding as of December 31, 2021 and February 28, 2022. On March 1, 2022, we granted a total of 1,387,000 common shares in the form of RSAs to our executives pursuant to our 2021 Rules. Please see “Item 6. Directors, Senior Management and Employees – Share Ownership” for a further discussion.
The R.O.C. Company Act, the R.O.C. Act for Establishment and Administration of Science Parks and the R.O.C. Securities and Exchange Act provide that any change in the issued share capital of a public company, such as us, requires the approval of its board of directors, (or, for capital reduction, a resolution of its shareholders meeting), the approval of, or the registration with, the R.O.C. FSC and the Ministry of Economic Affairs or the Science Park Administration (as applicable) and/or an amendment to its articles of incorporation (if such change also involves a change in the authorized share capital).
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
Preemptive Rights and Issues of Additional Common Shares
Under the R.O.C. Company Act, when a public company, such as us, issues new shares of common stock for cash, 10% to 15% of the issue must be offered to its employees. The remaining new shares must be offered to existing shareholders in a preemptive rights offering, subject to a requirement under the R.O.C. Securities and Exchange Act that at least 10% of these issuances must be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, thereby limiting or waiving the preemptive rights of existing shareholders. The preemptive rights provisions do not apply to limited circumstances, such as:

•	issuance of new shares upon conversion of convertible bonds; and

•	offerings of new shares through a private placement approved at a shareholders’ meeting.
Authorized but unissued shares of any class may be issued at such times and, subject to the above-mentioned provisions of the R.O.C. Company Act and the R.O.C. Securities and Exchange Act, upon such terms as the board of directors may determine. The shares with respect to which preemptive rights have been waived may be freely offered, subject to compliance with applicable R.O.C. law.
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

The R.O.C. Company Act also provides that in order to approve certain major corporate actions, including but not limited to, (i) any amendment to the articles of incorporation (which is required for, among other actions, any increase in authorized share capital), (ii) execution, modification or termination of any contracts regarding leasing of all business or joint operations or mandate of the company’s business to other persons, (iii) the dissolution, amalgamation or spin-off
of a company or the transfer of the whole or an important part of its business or its properties or the taking over of the whole of the business or properties of any other company which would have a significant impact on the acquiring company’s operations, (iv) the removal of directors or supervisors or (v) the distribution of any stock dividend, a meeting of the shareholders must be convened with a quorum of holders of at least two-thirds
of all issued and outstanding shares of common stock at which the holders of at least a majority of the common stock represented at the meeting vote in favor thereof. However, in the case of a publicly held company such as us, such a resolution may be adopted by the holders of at least two-thirds
of the shares of common stock represented at a shareholders’ meeting at which holders of at least a majority of the issued and outstanding shares of common stock are present.
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
Acquisition of Common Shares by Us
With minor exceptions, neither we nor our subsidiaries may acquire our common shares under the R.O.C. Company Act. However, under the R.O.C. Securities and Exchange Act, we may, by a board resolution adopted by majority consent at a meeting with two-thirds
of our directors present, purchase our common shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the R.O.C. FSC, for any of the following purposes: (i) to transfer shares to our employees; (ii) to satisfy our obligations to provide our common shares upon exercise or conversion of any warrants, convertible bonds or convertible preferred shares; or (iii) if necessary, to maintain our credit and our shareholders’ equity (such as for the purpose of supporting the trading price of our common shares during market dislocations), provided that the common shares so purchased shall be cancelled thereafter.
We are not allowed to purchase more than ten percent of our total issued and outstanding common shares. In addition, we may not spend more than the aggregate amount of our retained earnings, premium from issuing stock and the realized portion of the capital reserve to purchase our common shares.
We may not pledge or hypothecate any purchased common shares. In addition, we may not exercise any shareholders’ rights attached to such common shares. In the event that we purchase our common shares on the Taiwan Stock Exchange, our affiliates, directors, officers and shareholders, together with their respective spouses, minor children and nominees holding more than 10% of our total shares (as well as such respective spouses, minor children and nominees) are prohibited from selling any of our common shares during the period in which we purchase our common shares.
Liquidation Rights
In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions to holders of preferred shares, if any, will be distributed pro rata to our shareholders in accordance with the R.O.C. Company Act.
Transaction Restrictions
The R.O.C. Securities and Exchange Act (i) requires each director, supervisor, officer or shareholder, together with his/her spouse and minor children and its/his/her nominees, holding more than ten percent of the shares of a public company to report the amount of that person’s shareholding (as well as the shareholding of his/her spouse and minor children and its/his/her nominees), on a monthly basis, to that company and (ii) limits the number of shares that can be sold or transferred on the Taiwan Stock Exchange or on the Taipei Exchange by that person, as well as his/her respective spouse and minor children and its/his/her nominees, per day. The above sale and transfer of shares can be made only after that person (as well as his/her respective spouse and minor children and its/his/her nominees) has held the shares for more than six months and that person should report to the R.O.C. FSC at least three days before the intended sale or transfer; unless the number of shares to be sold or transferred does not exceed 10,000.
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

Under the Regulations, foreign investors are classified as either “onshore foreign investors” or “offshore foreign investors” according to their respective geographical location. Both onshore and offshore foreign investors are allowed to invest in R.O.C. securities after they register with the Taiwan Stock Exchange. The Regulations further classify foreign investors into foreign institutional investors and foreign individual investors. “Foreign institutional investors” refer to those investors incorporated and registered in accordance with foreign laws outside of the R.O.C. (i.e., offshore foreign institutional investors) or their branches set up within the R.O.C. (i.e., onshore foreign institutional investors). Offshore overseas Chinese and foreign individual investors may be subject to a maximum investment ceiling that will be separately determined by the R.O.C. FSC after consultation with the Central Bank of the Republic of China (Taiwan). Currently, there is no maximum investment ceiling for offshore overseas Chinese and foreign individual investors. On the other hand, foreign institutional investors are not subject to any ceiling for investment in the R.O.C. securities market.
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
The R.O.C. FSC announced on April 30, 2009 the Regulations Governing Mainland Chinese Investors’ Securities Investments (“P.R.C. Regulations”) and amended the same on October 6, 2010. According to the P.R.C. Regulations, a P.R.C. qualified domestic institutional investor (“QDII”) is allowed to invest in R.O.C. securities (including less than 10% shareholding of an R.O.C. company listed on Taiwan Stock Exchange or the Taipei Exchange.) Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. For each QDII, the custodians of such QDIIs must apply with the Taiwan Stock Exchange for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the R.O.C. securities market with the amount approved by the Taiwan Stock Exchange. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment of certain other industries in a given company is restricted to a certain percentage pursuant to a list promulgated by the R.O.C. FSC and amended from time to time. P.R.C. investors other than QDII, however, are prohibited from making investments in an R.O.C. company listed on the Taiwan Stock Exchange or the Taipei Exchange, unless with approval from the Investment Commission of the R.O.C. Ministry of Economic Affairs for its investment of 10% or more (or other percentage applicable to certain restricted industries) of the equity interest of such R.O.C. company.
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
Our deposit agreement has been amended and restated on November 16, 2007 to: (i) make our ADSs eligible for the direct registration system, as required by the NYSE, by providing that ADSs may be certificated or uncertificated securities, (ii) enable the distribution of our reports by electronic means and (iii) reflect changes in R.O.C. laws in connection with the nomination of candidates for independent directors, for voting at the meeting of the shareholders. A copy of our amended and restated deposit agreement has been filed under the cover of Form
F-6
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
Under existing R.O.C. laws and regulations relating to foreign exchange control, a depositary may, without obtaining further approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the R.O.C., convert NT dollars into other currencies, including U.S. dollars, in respect of the following: proceeds of the sale of shares represented by depositary receipts, proceeds of the sale of shares received as stock dividends and deposited into the depositary receipt facility and any cash dividends or cash distributions received. In addition, a depositary, also without any of these approvals, may convert inward remittances of payments into NT dollars for purchases of underlying shares for deposit into the depositary receipt facility against the creation of additional depositary receipts. A depositary may be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment
basis for conversion from NT dollars into other currencies relating to the sale of subscription rights for new shares. Proceeds from the sale of any underlying shares by holders of depositary receipts withdrawn from the depositary receipt facility may be converted into other currencies without obtaining approval from the Central Bank of the Republic of China (Taiwan). Proceeds from the sale of the underlying shares withdrawn from the depositary receipt facility may be used for reinvestment in the Taiwan Stock Exchange or the Taipei Exchange, subject to compliance with applicable laws and regulations.
Direct Share Offerings
Since 1997, the R.O.C. government has amended regulations to permit R.O.C. companies listed on the Taiwan Stock Exchange or the Taipei Exchange to issue shares directly (not through depositary receipt facility) overseas.
Overseas Corporate Bonds
Since 1989, the R.O.C. FSC has approved a series of overseas corporate bonds issued by R.O.C. companies listed on the Taiwan Stock Exchange or the Taipei Exchange in offerings outside the R.O.C. Under current R.O.C. law, these overseas corporate bonds can be:

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
Trade aside, R.O.C. companies and resident individuals may, without foreign exchange approval, remit to and from the R.O.C. foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year. Furthermore, any remittance of foreign currency into the R.O.C. by a R.O.C. company or resident individual in a year will be offset by the amount remitted out of R.O.C. by such company or individual (as applicable) within its annual quota and will not use up its annual inward remittance quota to the extent of such offset. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises incorporated or registered in the R.O.C. to register their medium- and long-term foreign debts with the Central Bank of the Republic of China (Taiwan).

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
filed with the U.S. SEC prior to the commencement of the 60 days closed period for general meetings of shareholders, (iii) such proposal is accompanied by a written certificate to the depositary bank, in the form required by the depository bank, certifying that such proposal is being submitted by holders that individually or together with other holders hold at least 51% of the ADSs outstanding at the date of the submission and, if the date of the submission is on or after the relevant record date, also certifying that the holders who submitted the proposal held at least 51% of the ADSs outstanding as of the relevant record date, (iv) if the date of the submission is prior to the relevant record date, the holders who submitted the proposal must also provide, within five business days after the relevant record date, a second written certificate to the depositary bank, in the form required by the depositary bank, certifying that the holders who submitted the proposal continued to hold at least 51% of the ADSs outstanding at the relevant record date, (v) such proposal is accompanied by a joint and several irrevocable undertaking of all submitting holders to pay all fees and expenses incurred in relation to the submission (including the costs and expenses of the depositary bank or its agent to attend the general meeting of the shareholders) as such fees and expenses may be reasonably determined and documented by the depositary bank or us, and (vi) such proposal shall only be voted upon at the general meeting of shareholders if such proposal is accepted by our board of directors as eligible in accordance with applicable law for consideration at a shareholders meeting.
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
Dividends
. Effective from 2018, dividends declared by us out of our retained earnings and distributed to the holders are subject to R.O.C. withholding tax at 21% on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends unless a lower withholding rate is provided under a tax treaty between the R.O.C and the jurisdiction where the holders are residents. Starting year 2019, no retained earnings tax paid can offset as a credit against the 21% withholding tax.
Distribution of common shares or cash out of our capital reserves is not subject to R.O.C. withholding tax, except under limited circumstances.
Capital Gains
. Starting from January 1, 2016, capital gains realized from the sale or disposal of the common shares are exempt from R.O.C. income tax under Article
4-1
of the R.O.C. Income Tax Act.
Sales of ADSs are not regarded as sales of R.O.C. securities and thus any gains derived from transfers of ADSs are not regarded as R.O.C.-sourced income. Accordingly, any gains derived from transfers of ADSs by holders are not currently subject to R.O.C. income tax.

Subscription Rights
. Distributions of statutory subscription rights for common shares in compliance with R.O.C. law are not subject to any R.O.C. tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Holders are exempt from income tax on capital gains from the sale of statutory subscription rights evidenced by securities. Proceeds derived from sales of statutory subscription rights not evidenced by securities are not subject to securities transaction tax but the capital gains are subject to R.O.C income tax at a fixed rate of 20%.
Subject to compliance with R.O.C. law, we, at our sole discretion, can determine whether statutory subscription rights shall be evidenced by issuance of securities.
Securities Transaction Tax
. A securities transaction tax, at the rate of 0.3% of the sales proceeds, will be withheld upon a sale of common shares in the R.O.C. Transfers of ADSs are not subject to R.O.C. securities transaction tax. Withdrawal of common shares from the deposit facility is not subject to R.O.C. securities transaction tax.
Estate and Gift Tax
. R.O.C. estate tax is payable on any property within the R.O.C. left by a deceased, and R.O.C. gift tax is payable on any property within the R.O.C. donated by an individual. Estate tax and gift tax are currently payable at the progressive rates of 10%, 15% and 20%. Under R.O.C. estate and gift tax laws, common shares issued by R.O.C. companies are deemed located in the R.O.C. regardless of the location of the holder. It is unclear whether a holder of ADSs will be considered to hold common shares for this purpose.
Tax Treaty
. The R.O.C. does not have a double taxation treaty with the United States. On the other hand, the R.O.C. has double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, North Macedonia, Israel, Gambia, the Netherlands, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, Eswatini, India, Slovakia, Switzerland, Germany, Thailand, Luxembourg, Kiribati, Austria, Italy, Japan, Canada, Poland, Czech Republic and Saudi Arabia which may limit the rate of R.O.C. withholding tax on dividends paid with respect to common shares in R.O.C. companies. The ADS holders may or may not be considered to hold common shares for the purposes of these treaties. The holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.
United States Federal Income Taxation
This section discusses the material United States federal income tax consequences of owning and disposing of our common shares or ADSs. It applies to you only if you hold your common shares or ADSs as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	dealers or traders in securities or foreign currencies;

•	banks and certain other financial institutions;

•	brokers;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax-exempt organizations, retirement plans, individual retirement accounts and other tax-deferred accounts;

•	life insurance companies;

•	persons that actually or constructively own 10% or more of the combined voting power of our voting stock or of the total value of our stock;

•	persons that hold common shares or ADSs as part of a straddle or a hedging or conversion or integrated transaction for United States federal income tax purposes;

•	persons who are former citizens or former long-term residents of the United States, or

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar.

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

A
“non-U.S.
holder” is a beneficial owner of common shares or ADSs that is not a United States person and is not a partnership for United States federal income tax purposes.
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
U.S. Holders
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
period beginning 60 days before the
ex-dividend
date and meet other holding period requirements. Dividends we pay with respect to the ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on the NYSE or another established securities market in the United States. Our ADSs are listed on the NYSE, and we therefore expect that dividends we pay with respect to the ADSs will be qualified dividend income. It is unclear whether dividends we pay with respect to the common shares will be qualified dividend income. The dividend is taxable to you when you, in the case of common shares, or the Depositary, in the case of ADSs, receive the dividend actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the NT dollar payments made, determined at the spot NT dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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
Information with Respect to Foreign Financial Assets
U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by
non-U.S.
persons, (ii) financial instruments and contracts held for investment that have
non-U.S.
issuers or counterparties and (iii) interests in foreign entities. U.S. holders should consult their tax advisors regarding the application of these rules to their ownership of common shares or ADSs.

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
Documents on Display
The U.S. SEC maintains a website
www.sec.gov
that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the U.S. SEC. Please note that copies of the Company’s Form
20-F
and Form SD filed by us can be inspected at the website set forth above and are also available on our website at www.tsmc.com (the website does not form part of this annual report on Form
20-F).

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
We use foreign currency derivatives contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT
dollar-denominated assets and liabilities and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on our assets and liabilities. Based on a sensitivity analysis performed on our total monetary assets and liabilities, a hypothetical adverse foreign currency exchange rate change of 10% as of December 31, 2020 and 2021 would have decreased our net income by NT$898 million and NT$1,435 million (US$52 million) in 2020 and 2021 respectively, after taking into account hedges and offsetting positions. For further information, please refer to note 8, note 11 and note 33 to the consolidated financial statements.
Interest Rate Risks:
We are exposed to interest rate risks primarily in relation to our investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on our cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on our debt.

The objective of our investment policy is to achieve a return that will allow us to preserve principal and support liquidity requirements. The policy generally requires us to invest in investment grade securities and limits the amount of credit exposure to any one issuer. Our cash and cash equivalents, as well as fixed income investments in both fixed- and floating-rate securities, carry a degree of interest rate risk. The majority of our fixed income investments are fixed-rate securities, which are classified as financial assets at fair value through other comprehensive income, and may have their fair value adversely affected due to a rise in interest rates. At the same time, if interest rates fall, cash and cash equivalents as well as floating-rate securities may generate less interest income than expected.
We have entered and may in the future enter into interest rate derivatives to partially hedge interest rate risk on our fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.
Based on a sensitivity analysis performed on our fixed income investments with an aggregate carrying amount of NT$133,369 million and NT$124,637 million (US$4,493 million) as of December 31, 2020 and 2021, a hypothetical adverse interest rate change of 100 basis points across all maturities would have decreased our other comprehensive income by NT$3,144 million and NT$3,767 million (US$136 million) in 2020 and 2021, respectively, after taking into account interest rate hedges. For further information, please refer to note 9, note 10, note 11 and note 33 to the consolidated financial statements.
As of December 31, 2021, we had outstanding floating- and fixed-rate debt with varying maturities for an aggregate carrying amount of NT$732,868 million (US$26,419 million). All of our short-term debt is floating-rate, hence a rise in interest rates may result in higher interest expense than expected. The majority of our long-term debt is fixed-rate and measured at amortized cost and, as such, changes in interest rates would not affect future cash flows or the carrying amount. For further information, please refer to note 18, note 19, note 20 and note 33 to the consolidated financial statements.
Certain of our fixed income investments are primarily based on the London Interbank Offered Rate (“LIBOR”), which will be replaced by alternative benchmark rates after June 30, 2023. The transition from LIBOR to alternative benchmark rates might result in a reduction in our interest income.
Other Market Risk:
Our equity securities are subject to a wide variety of market-related risks that could substantially reduce the fair value of our holdings. We currently do not reduce our equity market exposure through hedging activities. As of December 31, 2020 and 2021, we had investments in private equity securities mostly through a number of investment funds with a carrying value of NT$4,515 million and NT$5,888 million (US$212 million), respectively. Based on a sensitivity analysis performed on our equity investments as of December 31, 2020 and 2021, a hypothetical adverse price change of 10% would have decreased our other comprehensive income by approximately NT$446 million and NT$596 million (US$21 million) in 2020 and 2021, respectively. The actual disposal value of these investments may be significantly different from their carrying value. For further information, please refer to note 33 to the consolidated financial statements.

ITEM 12D.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Depositary Fees and Charges
Under the terms of the Depository Agreement for the TSMC American Depositary Shares (ADSs), an ADS holder may have to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADS	Up to US$0.05 (or fractions thereof) per ADS issued

Cancellation of ADS	Up to US$0.05 (or fractions thereof) per ADS cancelled
Distribution of cash proceeds (i.e., upon sale of rights and other entitlements)	Up to US$0.02 (or fractions thereof) per ADS held
Distribution of ADS rights or other free distributions of Stock (excluding stock dividends)	Up to US$0.05 (or fractions thereof) per ADS issued
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
Depositary Payment
In 2021, we received reimbursement of proxy related expenses of US$250 from Citibank, N.A., the Depositary Bank for our ADR program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures.
Pursuant to Rule 13(a)-15(b) of the Exchange Act, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officers and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2021.
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
As of the end of 2021, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2021, was effective.
Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our company’s internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included at the end of this Item 15.
Changes in Internal Control over Financial Reporting.
During 2021, there was no material change to our internal control over financial reporting.
Attestation Report of the Independent Registered Public Accounting Firm.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
Taiwan Semiconductor Manufacturing Company Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 14, 2022, expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and PCAOB.
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
April 14, 2022

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

We will provide to any person without charge, upon request, a copy of our “Ethics and Business Conduct Policy”. Any request should be made per email to our Investor Relations Division at
invest@tsmc.com
.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The table below summarizes the fees that we paid for services provided by Deloitte & Touche (PCAOB ID No. 1060) and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2020 and 2021.

	For the year ended December 31,
	2020	2021
	NT$	NT$
	(In thousands)
Audit Fees	60,253	63,871
Audit Related Fees	9,982	23,197
All Other Fees	81	75

Total	70,316	87,143

Audit Fees.
This category includes the audit of our annual financial statements and internal control over financial reporting, review of quarterly financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of quarterly financial statements and statutory audits required by
non-U.S.
jurisdictions, including statutory audits required by the Tax Bureau of the R.O.C., Customs Bureau of the R.O.C., and the R.O.C. FSC.
Audit Related Fees.
This category consists of assurance and related services by the Deloitte Entities that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The services for the fees disclosed under this category were related to corporate bonds offering and such fees were borne by the underwriter.
All Other Fees
. This category consists of research tool for accounting standards and regulations.
Our policy and procedures require all services performed by Deloitte & Touche to be pre-approved
by the Audit Committee. The Audit Committee agreed to delegate to the Chairman of the Audit Committee authority to pre-approve
non-material
unanticipated
non-audit
services and to report any such items to the Audit Committee for ratification at its next scheduled meeting. All audit and non-audit
services performed by Deloitte & Touche in 2020 and 2021 were pre-approved
by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
We did not acquire any common shares during 2021. On February 15, 2022, our Board of Directors resolved to approve the buyback and subsequent cancellation of up to 1,387,000 of our common shares over the period from February 16, 2022 to April 15, 2022 (the “Share Repurchase Program”). Between February 16, 2022 and February 25, 2022, we bought back an aggregate of 1,387,000 common shares for an aggregate purchase amount of approximately NT$872 million (US$31 million), which represents an average purchase price per share of approximately NT$628. As of the date of this annual report, such common shares repurchased in connection with the Share Repurchase Program are held in treasury and are expected to be cancelled within 6 months after the completion of the share repurchase. The purpose of the Share Repurchase Program was to offset the dilutive effect of the issuance of RSAs under our equity incentive plan for the year 2021 (see “Item 6. Directors, Senior Management and Employees— Employee Restricted Stock Awards Rules for Year 2021” for a further discussion).
The table below sets forth certain information related to purchases made by us of our common shares in the periods indicated.

Period	Total number of common shares purchased	Average price paid per common share	Total number of common shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of common shares that may yet be purchased under the plans or programs
	(number of common shares)	(NT$)	(number of shares)	(number of common shares)
February, 2022 (From February 16, 2022 to February 25, 2022)	1,387,000	628	1,387,000	—

Total	1,387,000	628	1,387,000	—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
TSMC’s corporate governance practices are governed by applicable Taiwan law, specifically, the R.O.C. Company Act and R.O.C. Securities and Exchange Act, and also TSMC’s Articles of Incorporation. Also, because TSMC securities are registered with the U.S. SEC and are listed on the NYSE, TSMC is subject to corporate governance requirements applicable to NYSE-listed foreign private issuers.
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
www.tsmc.com
) for information on the total number of TSMC directors and directors who would be considered independent under NYSE Section 303A.02 and Taiwan law.

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
www.tsmc.com
) for further information regarding the composition and functions of its compensation committee.

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
www.tsmc.com
) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.

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
www.tsmc.com
) for further information regarding the composition of its audit committee. TSMC’s audit committee members are all financially literate and are assisted by a financial expert consultant.

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
filed with the U.S. SEC.	Taiwan law does not contain such requirement. Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee. Taiwan law forbids an independent director from serving as an independent director on a total of more than four Taiwan public companies.

NYSE Section 303A.07(a) requires all members of the audit committee to be independent.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee.

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
Section 10A-3(b)(1)
of the Exchange Act.

NYSE Section
 303A.07(b)(iii)(B) and (C)
establishes audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (ii) to discuss the company’s press releases relating to its earnings as well as the financial information and guidelines relating to its earnings that are supplied to analysts and rating agencies.	TSMC’s written audit committee charter establishes the same audit committee objectives.

NYSE Section 303A.07(b)(iii)(G) requires an audit committee to establish clear policies for hiring external auditor’s employees.	Taiwan law does not contain such requirement.

NYSE Section
 303A.07(c)
requires each company to have an internal audit function that provides to the management and to the audit committee ongoing assessments on the company’s risk management processes and internal control system.	Taiwan law requires public companies to establish an internal audit function. Internal auditors are subject to strict qualification standards under Taiwan law, which require the board of directors to approve the appointment of the head of a company’s internal audit function. TSMC’s internal audit function has substantially the same responsibilities as provided under NYSE Section 303A.07(d).

NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Taiwan law imposes a similar requirement. Employee stock option plans (“ESOPs”) are required to be approved by the board of directors. Shareholders’ approval is not required if the number of options granted under the relevant ESOP does not exceed the reservation made in TSMC’s Articles of Incorporation and if the exercise price is not below the price as determined by relevant regulations. Otherwise, any change to such reservation in the Articles requires shareholders’ approval. Employee restricted stock awards are required to be approved by the board of directors and the shareholders’ meeting with a quorum of holders of at least two-thirds
of all issued and outstanding shares of common stock at which the holders of at least a majority of the common stock represented at the meeting vote in favor thereof. However, in the case of a publicly held company such as TSMC, such a resolution by the shareholders’ meeting may be adopted by the holders of at least two-thirds
of the shares of common stock represented at a shareholders’ meeting at which holders of at least a majority of the issued and outstanding shares of common stock are present. TSMC currently has one equity-based compensation plan in effect, which was approved by the Board of Directors on April 22, 2021, and by the shareholders on July 26, 2021.

NYSE Section
 303A.09
requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the compensation committee.)	Taiwan law does not contain such requirement. Under Taiwan law, if a listed company has voluntarily adopted corporate governance guidelines, it must set up a dedicated section on its website to disclose the relevant information and inform investors how to access such guidelines.

NYSE Section 303A.09 requires the board of directors to make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon.	Starting from 2020, companies listed on the TWSE are required by TWSE’s new rule to conduct self-assessment or peer assessment on the performance of the board of directors and each director every year and to submit the assessment results to TWSE by the end of the first quarter of the next year. TSMC has been conducting annual self-assessment on its Audit Committee’s performance since 2011 and on its board of directors as well as each director since 2020 in compliance with TWSE’s requirements.

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain.	Taiwan law does not contain such requirement. But, because of sound corporate governance principles, TSMC has adopted an “Ethics and Business Conduct Policy”, which complies with the Sarbanes-Oxley Act’s requirements concerning financial officers and CEO accountability.

NYSE Section 303A.12(a) requires the CEO, on a yearly basis, to certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance.	Taiwan law does not contain such a requirement. But, in order to comply with relevant U.S. SEC regulations, TSMC’s CEO is required to certify in TSMC’s
20-F
annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of TSMC.

NYSE Section
 303A.12(b)
requires the CEO to notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment
of any applicable provision under NYSE Section 303A.	Taiwan law does not contain such requirement. But, in order to be consistent with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC’s CEO complies with the notice provision as set forth under NYSE Section 303A.12(b).

NYSE Section
 303A.12(c)
requires each listed company to submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation each time a specified change occurs in the board or any of the committees subject to Section 303A.	Taiwan law does not contain such requirement. But, in order to comply with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC complies with NYSE Section 303A.12(c).

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS
Refer to the consolidated financial statements starting on page
F-1
of this annual report.

ITEM 19.	EXHIBITS

(a)	See page F-1 for an index of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

	1.1 (1)	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on June 5, 2019.

	2a.1	Description of Securities Registered Under Section 12 of the Exchange Act.

	2b.1	The Company hereby agrees to furnish to the U.S. Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

	3.1 (2)	Rules for Election of Directors, as amended and restated on June 12, 2012.

	3.2 (1)	Rules and Procedures of Board of Directors Meetings, as amended and restated on May 14, 2019.

	3.3 (3)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002. (P).

	4.1 (4)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2017 to July 31, 2037) (in Chinese with English summary).

	4.2 (5)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 1, 2018 to April 30, 2038) (English summary).

	4.3 (1)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective November 1, 2019 to October 31, 2039) (English summary).

	4.4 (6)	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective December 4, 2009 to December 31, 2028) (English summary).

	4.5 (7)	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective July 1, 2015 to December 31, 2034) (in Chinese with English summary).

	4.6 (8)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 2017 to March 14, 2037) (English summary).

	4.7 (1)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) and Corporate Headquarters (effective December 1, 2019 to December 31, 2038) (English summary).

	4.9 (9)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (P).

	4.10 (6)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2008 to December 31, 2027) (English summary).

	4.11 (6)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 (effective May 16, 2013 to December 31, 2032) (English summary).

	4.12 (10)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 and Corporate Headquarters (Phase II) (effective January 1, 2021 to December 31, 2040) (English summary).

4.13 (2)	Land Lease with Central Science Industrial Park Administration relating to the fabs located in Taichung Science Park (effective September 1, 2009 to September 1, 2029) (English summary).

4.14 (6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective May 14, 2005 to December 31, 2024) (English summary).

4.15 (6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective April 15, 2006 to December 31, 2024) (English summary).

4.16 (6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 1, 2009 to November 30, 2029) (English summary).

4.17 (6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 15, 2006 to December 31, 2024) (English summary).

4.18 (6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective October 1, 2011 to September 30, 2030) (English summary).

4.19 (6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2012 to July 31, 2032) (English summary).

4.20 (8)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective January 22, 2014 to July 31, 2032) (English summary).

4.21 (6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective February 1, 2012 to January 31, 2032) (English summary).

4.22 (10)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase V, VI, VII) (effective February 1, 2021 to December 31, 2026) (English summary).

4.23 (10)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase V, VI, VII) (effective February 1, 2021 to December 31, 2026) (English summary).

4.25 (6)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2010 to December 31, 2029) (English summary).

4.26 (6)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I and Phase IV bridge) (effective July 21, 2008 to December 31, 2027) (English summary).

4.27 (1)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective May 15, 2019 to December 31, 2038) (English summary).

4.28 (11)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (effective December 1, 2014 to December 31, 2033) (English summary).

4.29 (11)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective March 1, 2014 to February 28, 2034) (English summary).

4.30 (11)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2014 to July 31, 2034) (English summary).

4.31 (7)	Land Lease with Hsinchu Science Park Administration relating to AP3 located in Longtan Science Park (effective April 15, 2015 to December 31, 2034) (English summary).

4.32 (7)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs (AP2B and F6 bridge) located in Southern Taiwan Science Park (effective March 16, 2015 to March 15, 2035) (English summary).

4.33 (7)	Land Lease with Central Science Industrial Park Administration relating to F15B located in Taichung Science Park (effective March 25, 2015 to December 31, 2034) (English summary).

4.34 (7)	Land Lease with Central Science Industrial Park Administration relating to AP5 located in Taichung Science Park (effective December 14, 2015 to July 26, 2031) (English summary).

4.35 (4)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective August 1, 2017 to July 31, 2037) (English summary).

4.36 (4)	Land Lease with Hsinchu Science Park Administration relating to F12 (Phase VII) (effective February 1, 2017 to January 31, 2037) (English summary).

4.37 (5)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective December 1, 2018 to November 30, 2038) (English summary).

4.38 (1)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective January 1, 2020 to December 31, 2034) (English summary).

4.39 (1)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective January 1, 2020 to December 31, 2034) (English summary).

4.40 (1)	Land Lease with Hsinchu Science Park Administration relating to Fab12(Phase 8 and Phase 9) (effective February 5, 2020 to December 31, 2039) (English summary).

4.41 (10)	Land Lease with Southern Taiwan Science Park Administration relating to T-Site Water Reclamation Plant (effective April 1, 2020 to March 31, 2040) (English summary).

4.42 (10)	Land Lease with Southern Taiwan Science Park Administration relating to T-Site Water Reclamation Plant (effective September 1, 2020 to March 31, 2040) (English summary).

4.43 (10)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective October 1, 2020 to September 30, 2040) (English summary).

4.44 (10)	Land Lease with Southern Taiwan Science Park Administration relating to a warehouse (effective October 26, 2020 to October 25, 2040) (English summary).

4.45 (10)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective October 20, 2020 to October 19, 2040) (English summary).

4.46 (10)	Land Lease with Southern Taiwan Science Park Administration relating to Fab14 & Fab18 located in Southern Taiwan Science Park (effective January 6, 2021 to January 5, 2041) (English summary).

4.47	Land Lease with Southern Taiwan Science Park Administration relating to Fab14 & Fab18 located in Southern Taiwan Science Park (effective January 1, 2022 to December 31, 2041) (English summary).

4.48	Land Lease with Central Science Park Administration relating to TCZWM located in Taichung Science Park (effective June 21, 2021 to June 20, 2041) (English summary).

4.49	Land Lease with Southern Taiwan Science Park Administration relating to the fabs (F18 bridge) located in Southern Taiwan Science Park (effective January 1, 2022 to December 31, 2041) (English summary).

4.50	Taiwan Semiconductor Manufacturing Company Ltd. Employee Restricted Stock Awards Rules for Year 2021.

4.51	Taiwan Semiconductor Manufacturing Company Ltd. Employee Restricted Stock Awards Rules for Year 2022 (as approved by the Board of Directors on April 12, 2022, and subject to shareholder approval and approval by the R.O.C. Financial Supervisory Commission).

8.1	Subsidiaries of Taiwan Semiconductor Manufacturing Company Ltd.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

17	Issuers of Guaranteed Securities.

101.INS	iXBRL Instance Document. (Embedded within the Inline XBRL document)

101.SCH	iXBRL Taxonomy Extension Schema Document.

101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	iXBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	iXBRL Taxonomy Extension Label Linkbase Document.

101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File. (Embedded within the Inline XBRL document)

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2019, filed by TSMC on April 15, 2020.
(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed by TSMC on April 2, 2013.

(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.
(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2017, filed by TSMC on April 19, 2018.
(5)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2018, filed by TSMC on April 17, 2019.
(6)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2013, filed by TSMC on April 14, 2014.
(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2015, filed by TSMC on April 11, 2016.
(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2016, filed by TSMC on April 13, 2017.
(9)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.
(10)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2020, filed by TSMC on April 16, 2021.
(11)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2014, filed by TSMC on April 13, 2015.
(P)	Paper filing.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form
20-F
and has duly caused this annual report to be signed on its behalf by the undersigned.
Date: April 14, 2022

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Wendell Huang
Name:	Wendell Huang
Title:	Vice President, Finance and Chief Financial Officer / Spokesperson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
Taiwan Semiconductor Manufacturing Company Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 14, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the evaluation of when to commence depreciation of EUI/CIP included the following, among others:

1.	We read the Company’s policy and understood the criteria used to determine when to commence depreciation.

2.	We tested the effectiveness of the controls over the evaluation of when to commence depreciation of EUI/CIP.

3.	We sampled the year-end balance of EUI/CIP and performed the following for each selection:

a.	Evaluated whether the selection did not meet the criteria specified by the Company for commencement of depreciation.

b.	Observed the assets and evaluated their status.

4.	We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation during the year.

5.	We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation subsequent to year end.
/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 1
4
, 2022
We have served as the Company’s auditor since 1987.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2020	December 31, 2021
		NT$	NT$	US$ (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	$660,170.6	$1,064,990.2	$38,391.9
Financial assets at fair value through profit or loss	8	2,259.4	159.0	5.7
Financial assets at fair value through other comprehensive income	9	122,448.5	119,519.3	4,308.5
Financial assets at amortized cost	10	6,598.0	3,773.6	136.0
Hedging financial assets	11	0.1	13.5	0.5
Notes and accounts receivable, net	12	145,480.3	197,586.1	7,122.8
Receivables from related parties	34	558.1	715.3	25.8
Other receivables from related parties	34	50.6	61.5	2.2
Inventories	6, 13, 37	137,353.4	193,102.3	6,961.2
Other financial assets	35	10,676.1	16,630.6	599.5
Other current assets		6,590.2	10,521.5	379.3

Total current assets		1,092,185.3	1,607,072.9	57,933.4

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income	9	4,514.9	5,887.9	212.3
Financial assets at amortized cost	10	4,372.2	1,533.4	55.3
Investments accounted for using equity method	14	18,730.2	21,762.2	784.5
Property, plant and equipment	6, 15	1,555,589.1	1,975,118.7	71,201.1
Right-of-use assets	6, 16	27,728.5	32,734.4	1,180.0
Intangible assets	6, 17	25,768.1	26,821.7	966.9
Deferred income tax assets	6, 27	25,958.2	49,153.9	1,772.0
Refundable deposits		1,343.0	2,624.9	94.6
Other noncurrent assets		4,411.0	2,592.2	93.4

Total noncurrent assets		1,668,415.2	2,118,229.3	76,360.1

TOTAL		$2,760,600.5	$3,725,302.2	$134,293.5

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2020	December 31, 2021
		NT$	NT$	US$ (Note 3)
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	18, 31	$88,559.0	$114,921.3	$4,142.8
Financial liabilities at fair value through profit or loss	8	94.1	681.9	24.6
Hedging financial liabilities	11	1.2	9.6	0.3
Accounts payable		38,987.3	47,285.6	1,704.6
Payables to related parties	34	2,107.7	1,437.2	51.8
Salary and bonus payable		20,071.2	23,802.1	858.0
Accrued profit sharing bonus to employees and compensation to directors and supervisors	30	35,681.0	36,524.7	1,316.7
Payables to contractors and equipment suppliers		157,805.0	145,742.2	5,253.9
Cash dividends payable	22	129,652.0	142,617.1	5,141.2
Income tax payable	6, 27	68,656.7	78,496.6	2,829.7
Long-term liabilities - current portion	19, 20, 31	2,600.0	4,566.7	164.6
Accrued expenses and other current liabilities	6, 16, 23, 31, 34	87,683.2	162,267.8	5,849.7

Total current liabilities		631,898.4	758,352.8	27,337.9

NONCURRENT LIABILITIES
Bonds payable	19, 31	254,105.1	610,070.6	21,992.4
Long-term bank loans	20, 31	1,967.6	3,309.1	119.3
Deferred income tax liabilities	6, 27	1,729.9	1,873.9	67.6
Lease liabilities	6, 16, 31	20,560.6	20,764.2	748.5
Net defined benefit liability	21	11,914.1	11,036.9	397.9
Guarantee deposits		265.6	686.8	24.8
Others	23	2,395.4	167,525.4	6,039.1

Total noncurrent liabilities		292,938.3	815,266.9	29,389.6

Total liabilities		924,836.7	1,573,619.7	56,727.5

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock	22	259,303.8	259,303.8	9,347.7

Capital surplus	22	56,347.2	64,761.5	2,334.6

Retained earnings	22
Appropriated as legal capital reserve		311,147.0	311,147.0	11,216.5
Appropriated as special capital reserve		42,259.1	59,304.2	2,137.9
Unappropriated earnings		1,220,434.0	1,517,351.7	54,699.0

		1,573,840.1	1,887,802.9	68,053.4

Others	22	(54,679.8)	(62,608.4)	(2,257.0)

Equity attributable to shareholders of the parent		1,834,811.3	2,149,259.8	77,478.7

NON - CONTROLLING INTERESTS		952.5	2,422.7	87.3

Total equity		1,835,763.8	2,151,682.5	77,566.0

TOTAL		$2,760,600.5	$3,725,302.2	$134,293.5

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2019	2020	2021
		NT$	NT$	NT$	US$
					(Note 3)
NET REVENUE	6, 23, 34, 38	$1,069,985.4	$1,339,254.8	$1,587,415.0	$57,224.8
COST OF REVENUE	6, 13, 30, 34, 37	577,283.5	628,124.7	767,877.7	27,681.3

GROSS PROFIT		492,701.9	711,130.1	819,537.3	29,543.5

OPERATING EXPENSES	6, 30, 34
Research and development		91,418.7	109,486.0	124,734.8	4,496.6
General and administrative		21,737.2	28,457.6	36,929.6	1,331.3
Marketing		6,348.6	7,112.8	7,558.6	272.4

Total operating expenses		119,504.5	145,056.4	169,223.0	6,100.3

OTHER OPERATING INCOME AND EXPENSES, NET	15, 16, 30	(496.3)	710.0	(333.4)	(12.0)

INCOME FROM OPERATIONS	38	372,701.1	566,783.7	649,980.9	23,431.2

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates		2,861.0	3,562.0	5,512.7	198.7
Interest Income	24	16,189.4	9,018.4	5,708.8	205.8
Other income		417.3	660.6	973.1	35.1
Foreign exchange gain (loss), net		2,095.2	(3,303.3)	13,662.7	492.5
Finance costs	25	(3,250.9)	(2,081.5)	(5,414.2)	(195.2)
Other gains and losses, net	26	(1,151.0)	10,106.4	(7,388.0)	(266.3)

Total non-operating income and expenses		17,161.0	17,962.6	13,055.1	470.6

INCOME BEFORE INCOME TAX		389,862.1	584,746.3	663,036.0	23,901.8
INCOME TAX EXPENSE	6, 27	35,835.1	73,738.3	70,155.4	2,529.0

NET INCOME		354,027.0	511,008.0	592,880.6	21,372.8

OTHER COMPREHENSIVE INCOME (LOSS)	6, 21, 22, 27
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation		253.9	(3,516.8)	242.1	8.7
Unrealized gain on investments in equity instruments at fair value through other comprehensive income		334.3	423.7	1,900.8	68.5
Gain (loss) on hedging instruments		(109.6)	24.1	(41.4)	(1.5)
Share of other comprehensive loss of associates		(18.2)	(11.6)	(30.2)	(1.1)
Income tax benefit (expense) related to items that will not be reclassified subsequently		(21.0)	422.7	(85.3)	(3.1)

		439.4	(2,657.9)	1,986.0	71.5

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2019	2020	2021
		NT$	NT$	NT$	US$
					(Note 3)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		$(14,689.1)	$(29,847.2)	$(6,181.8)	$(222.8)
Unrealized gain/(loss) on investments in debt instruments at fair value through other comprehensive income		2,566.4	2,466.7	(3,431.8)	(123.7)
Gain on hedging instruments		—	—	131.6	4.7
Share of other comprehensive loss of associates		(140.2)	(283.4)	(120.0)	(4.3)
Income tax expense related to items that may be reclassified subsequently		—	—	(3.4)	(0.1)

		(12,262.9)	(27,663.9)	(9,605.4)	(346.2)

Other comprehensive loss for the year, net of income tax		(11,823.5)	(30,321.8)	(7,619.4)	(274.7)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		$342,203.5	$480,686.2	$585,261.2	$21,098.1

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent		$353,948.0	$510,744.0	$592,359.2	$21,354.0
Non-controlling interests		79.0	264.0	521.4	18.8

		$354,027.0	$511,008.0	$592,880.6	$21,372.8

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent		$342,124.9	$480,422.1	$584,737.3	$21,079.2
Non-controlling interests		78.6	264.1	523.9	18.9

		$342,203.5	$480,686.2	$585,261.2	$21,098.1

EARNINGS PER SHARE	28
Basic earnings per share		$13.65	$19.70	$22.84	$0.82

Diluted earnings per share		$13.65	$19.70	$22.84	$0.82

EARNINGS PER EQUIVALENT ADS
Basic earnings per share		$68.25	$98.48	$114.22	$4.12

Diluted earnings per share		$68.25	$98.48	$114.22	$4.12

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Millions of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
								Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total	Total	Non-controlling Interests	Total Equity
	Capital Stock - Common Stock			Retained Earnings
	Shares (In Millions)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total
BALANCE, JANUARY 1, 2019	25,930.3	$259,303.8	$56,316.0	$276,033.9	$26,907.5	$1,057,317.5	$1,360,258.9	$(12,042.4)	$(3,429.3)	$23.6	$(1.8)	$(15,449.9)	$1,660,428.8	$676.3	$1,661,105.1
Appropriations of earnings
Legal capital reserve	—	—	—	35,113.1	—	(35,113.1)	—	—	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	(16,232.4)	16,232.4	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders	—	—	—	—	—	(388,955.7)	(388,955.7)	—	—	—	—	—	(388,955.7)	—	(388,955.7)

Total	—	—	—	35,113.1	(16,232.4)	(407,836.4)	(388,955.7)	—	—	—	—	—	(388,955.7)	—	(388,955.7)

Net income in 2019	—	—	—	—	—	353,948.0	353,948.0	—	—	—	—	—	353,948.0	79.0	354,027.0
Other comprehensive income (loss) in 2019, net of income tax	—	—	—	—	—	217.1	217.1	(14,829.0)	2,898.5	(109.7)	—	(12,040.2)	(11,823.1)	(0.4)	(11,823.5)

Total comprehensive income (loss) in 2019	—	—	—	—	—	354,165.1	354,165.1	(14,829.0)	2,898.5	(109.7)	—	(12,040.2)	342,124.9	78.6	342,203.5

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	162.1	162.1	—	(162.1)	—	—	(162.1)	—	—	—
Basis adjustment for gain on hedging instruments	—	—	—	—	—	—	—	—	—	82.3	—	82.3	82.3	—	82.3
Adjustments to share of changes in equities of associates	—	—	19.4	—	—	—	—	—	—	—	1.6	1.6	21.0	0.2	21.2
From share of changes in equities of subsidiaries	—	—	0.3	—	—	—	—	—	—	—	—	—	0.3	(0.3)	—
Donation from shareholders	—	—	4.0	—	—	—	—	—	—	—	—	—	4.0	—	4.0
Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	(73.1)	(73.1)

BALANCE, DECEMBER 31, 2019	25,930.3	$259,303.8	$56,339.7	$311,147.0	$10,675.1	$1,003,808.3	$1,325,630.4	$(26,871.4)	$(692.9)	$(3.8)	$(0.2)	$(27,568.3)	$1,613,705.6	$681.7	$1,614,387.3

Appropriations of earnings
Special capital reserve	—	—	—	—	31,584.0	(31,584.0)	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders	—	—	—	—	—	(259,303.8)	(259,303.8)	—	—	—	—	—	(259,303.8)	—	(259,303.8)

Total	—	—	—	—	31,584.0	(290,887.8)	(259,303.8)	—	—	—	—	—	(259,303.8)	—	(259,303.8)

Net income in 2020	—	—	—	—	—	510,744.0	510,744.0	—	—	—	—	—	510,744.0	264.0	511,008.0
Other comprehensive income (loss) in 2020, net of income tax	—	—	—	—	—	(3,121.8)	(3,121.8)	(30,130.2)	2,906.0	24.1	—	(27,200.1)	(30,321.9)	0.1	(30,321.8)

Total comprehensive income (loss) in 2020	—	—	—	—	—	507,622.2	507,622.2	(30,130.2)	2,906.0	24.1	—	(27,200.1)	480,422.1	264.1	480,686.2

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	(108.7)	(108.7)	—	108.7	—	—	108.7	—	—	—
Basis adjustment for loss on hedging instruments	—	—	—	—	—	—	—	—	—	(20.3)	—	(20.3)	(20.3)	—	(20.3)
Adjustments to share of changes in equities of associates	—	—	0.3	—	—	—	—	—	—	—	0.2	0.2	0.5	—	0.5
Donation from shareholders	—	—	7.2	—	—	—	—	—	—	—	—	—	7.2	—	7.2
Increase in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	6.7	6.7

BALANCE, DECEMBER 31, 2020	25,930.3	$259,303.8	$56,347.2	$311,147.0	$42,259.1	$1,220,434.0	$1,573,840.1	$(57,001.6)	$2,321.8	$—	$—	$(54,679.8)	$1,834,811.3	$952.5	$1,835,763.8

Appropriations of earnings
Special capital reserve	—	—	—	—	17,045.1	(17,045.1)	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders	—	—	—	—	—	(278,751.6)	(278,751.6)	—	—	—	—	—	(278,751.6)	—	(278,751.6)

Total	—	—	—	—	17,045.1	(295,796.7)	(278,751.6)	—	—	—	—	—	(278,751.6)	—	(278,751.6)

Net income in 2021	—	—	—	—	—	592,359.2	592,359.2	—	—	—	—	—	592,359.2	521.4	592,880.6
Other comprehensive income (loss) in 2021, net of income tax	—	—	—	—	—	167.5	167.5	(6,301.7)	(1,559.8)	72.1	—	(7,789.4)	(7,621.9)	2.5	(7,619.4)

Total comprehensive income (loss) in 2021	—	—	—	—	—	592,526.7	592,526.7	(6,301.7)	(1,559.8)	72.1	—	(7,789.4)	584,737.3	523.9	585,261.2

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	187.7	187.7	—	(187.7)	—	—	(187.7)	—	—	—
Basis adjustment for gain on hedging instruments	—	—	—	—	—	—	—	—	—	48.5	—	48.5	48.5	—	48.5
Adjustments to share of changes in equities of associates	—	—	4.8	—	—	—	—	—	—	—	—	—	4.8	—	4.8
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	—	—	8,406.3	—	—	—	—	—	—	—	—	—	8,406.3	1,045.5	9,451.8
From share of changes in equities of subsidiaries	—	—	(7.9)	—	—	—	—	—	—	—	—	—	(7.9)	7.9	—
Donation from shareholders	—	—	11.1	—	—	—	—	—	—	—	—	—	11.1	0.1	11.2
Increase in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	(107.4)	(107.4)
Effect of acquisition of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	0.2	0.2

BALANCE, DECEMBER 31, 2021	25,930.3	$259,303.8	$64,761.5	$311,147.0	$59,304.2	$1,517,351.7	$1,887,802.9	$(63,303.3)	$574.3	$120.6	$—	$(62,608.4)	$2,149,259.8	$2,422.7	$2,151,682.5

BALANCE, DECEMBER 31, 2021 (IN MILLIONS OF US$ - Note 3)		$9,347.7	$2,334.6	$11,216.5	$2,137.9	$54,699.0	$68,053.4	$(2,282.0)	$20.7	$4.3	$—	$(2,257.0)	$77,478.7	$87.3	$77,566.0

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan Dollars or U.S. Dollars)

	2019	2020	2021
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$389,862.1	$584,746.3	$663,036.0	$23,901.8
Adjustments for:
Depreciation expense	281,411.8	324,538.4	414,187.7	14,931.1
Amortization expense	5,472.4	7,186.2	8,207.2	295.9
Expected credit losses recognized (reversal) on investments in debt instruments	1.7	3.7	(2.7)	(0.1)
Finance costs	3,250.9	2,081.5	5,414.2	195.2
Share of profits of associates	(2,861.0)	(3,562.0)	(5,512.7)	(198.7)
Interest income	(16,189.4)	(9,018.4)	(5,708.8)	(205.8)
Share-based compensation	2.8	6.6	7.8	0.3
Loss (gain) on disposal or retirement of property, plant and equipment, net	950.0	(188.9)	273.6	9.9
Loss on disposal or retirement of intangible assets, net	2.4	0.6	1.2	—
Impairment loss (reversal of impairment loss) on property, plant and equipment	(301.4)	10.2	274.4	9.9
Loss (gain) on financial instruments at fair value through profit or loss, net	955.7	(3.0)	—	—
Gain on disposal of investments in debt instruments at fair value through other comprehensive income, net	(537.8)	(1,439.4)	(93.2)	(3.4)
Loss from disposal of subsidiaries	4.6	—	—	—
Gain on foreign exchange, net	(5,228.2)	(1,372.6)	(16,115.9)	(581.0)
Dividend income	(417.3)	(637.6)	(362.3)	(13.1)
Gain arising from fair value hedges, net	(13.1)	—	—	—
Others	(5.5)	13.5	(414.2)	(15.0)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	848.8	(2,965.2)	2,649.2	95.5
Notes and accounts receivable, net	(18,119.6)	(8,082.7)	(52,105.9)	(1,878.4)
Receivables from related parties	(277.7)	304.0	(157.2)	(5.7)
Other receivables from related parties	13.4	7.6	(10.9)	(0.4)
Inventories	20,249.8	(54,372.2)	(55,748.9)	(2,009.7)
Other financial assets	3,383.5	1,389.5	(8,236.9)	(296.9)
Other current assets	(76.3)	(1,358.1)	(3,899.0)	(140.6)
Accounts payable	5,860.1	404.6	8,298.3	299.2
Payables to related parties	58.4	672.8	(670.5)	(24.2)
Salary and bonus payable	1,800.9	3,798.9	3,730.9	134.5
Accrued profit sharing bonus to employees and compensation to directors and supervisors	(332.2)	12,032.1	843.7	30.4
Accrued expenses and other current liabilities	(2,372.0)	20,617.4	84,322.7	3,039.8
Other noncurrent liabilities	—	—	154,086.0	5,554.7
Net defined benefit liability	(215.0)	(785.2)	(635.2)	(22.9)

Cash generated from operations	667,182.8	874,028.6	1,195,658.6	43,102.3
Income taxes paid	(52,044.1)	(51,362.4)	(83,497.9)	(3,010.0)

Net cash generated by operating activities	615,138.7	822,666.2	1,112,160.7	40,092.3

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan Dollars or U.S. Dollars)

	2019	2020	2021
	NT$	NT$	NT$	US$
				(Note 3)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss - debt instruments	$(124.7)	$—	$—	$—
Financial assets at fair value through other comprehensive income	(257,558.2)	(262,637.5)	(255,888.7)	(9,224.5)
Financial assets at amortized cost	(313.9)	(4,302.8)	(3,799.7)	(137.0)
Property, plant and equipment	(460,422.2)	(507,238.7)	(839,195.7)	(30,252.2)
Intangible assets	(9,329.9)	(9,542.4)	(9,040.7)	(325.9)
Proceeds from disposal or redemption of:
Financial instruments at fair value through profit or loss - debt instruments	2,418.2	30.0	—	—
Financial assets at fair value through other comprehensive income	230,444.5	266,931.9	254,604.5	9,178.2
Financial assets at amortized cost	14,349.2	285.2	9,368.3	337.7
Property, plant and equipment	287.3	606.7	390.4	14.1
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	1.1	51.1	115.6	4.2
Derecognition of hedging financial instruments	(436.6)	(308.8)	276.3	10.0
Interest received	16,875.0	9,775.1	5,990.9	216.0
Proceeds from government grants - property, plant and equipment	2,565.3	1,044.3	821.3	29.6
Proceeds from government grants - land use right and others	850.6	25.4	6.6	0.2
Other dividends received	320.2	735.1	362.3	13.1
Dividends received from investments accounted for using equity method	1,719.0	2,752.1	2,136.4	77.0
Increase in prepayments for leases	—	(4,693.4)	(1,200.0)	(43.3)
Refundable deposits paid	(1,465.8)	(726.9)	(1,997.3)	(72.0)
Refundable deposits refunded	1,019.3	1,431.9	683.7	24.6

Net cash used in investing activities	(458,801.6)	(505,781.7)	(836,365.8)	(30,150.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	31,804.3	(31,571.6)	35,668.4	1,285.8
Proceeds from short-term bills payable	—	7,485.3	—	—
Repayments of short-term bills payable	—	(7,500.0)	—	—
Proceeds from issuance of bonds	—	236,725.7	364,592.8	13,143.2
Repayment of bonds	(34,900.0)	(31,800.0)	(2,600.0)	(93.7)
Proceeds from long-term bank loans	—	2,000.0	1,510.0	54.5
Payments for transaction costs attributable to the issuance of bonds	—	(390.7)	(737.7)	(26.6)
Repayment of the principal portion of lease liabilities	(2,930.6)	(2,615.7)	(1,985.3)	(71.6)
Interest paid	(3,597.1)	(1,781.1)	(3,833.6)	(138.2)
Guarantee deposits received	62.2	145.6	469.0	16.9
Guarantee deposits refunded	(701.3)	(16.1)	(36.8)	(1.3)
Cash dividends	(259,303.8)	(259,303.8)	(265,786.4)	(9,581.3)
Disposal of ownership interests in subsidiaries (without losing control)	—	—	9,451.8	340.7
Donation from shareholders	4.0	7.3	11.3	0.4
Decrease in non-controlling interests	(75.9)	—	(115.0)	(4.2)

Net cash generated by (used in) financing activities	(269,638.2)	(88,615.1)	136,608.5	4,924.6

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan Dollars or U.S. Dollars)

	2019	2020	2021
	NT$	NT$	NT$	US$
				(Note 3)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(9,114.2)	$(23,498.1)	$(7,583.8)	$(273.3)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(122,415.3)	204,771.3	404,819.6	14,593.4

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	577,814.6	455,399.3	660,170.6	23,798.5

CASH AND CASH EQUIVALENTS, END OF YEAR	$455,399.3	$660,170.6	$1,064,990.2	$38,391.9

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL
Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.
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
The accompanying consolidated financial statements were authorized for issue by the management on April 1
4
, 2022.

3.	U.S. DOLLAR AMOUNTS
TSMC and its subsidiaries (collectively as the “Company”) maintain its accounts and express its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board of the Unites States, which was NT$27.74 to US$1.00 as of December 3
0
, 2021. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.
APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS), INTERNATIONAL ACCOUNTING STANDARDS (IAS), IFRIC INTERPRETATIONS (IFRIC), AND SIC INTERPRETATIONS (SIC) ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (IASB) (collectively, “IFRSs”).

a.	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16 “Interest Rate Benchmark Reform - Phase 2”	January 1, 2021 (Note 1)
Amendment to IFRS 16 “Covid-19-Related Rent Concessions”	April 1, 2021 (Note 2)

Note 1:	The Company shall apply these amendments retrospectively for annual reporting periods beginning on or after January 1, 2021.

Note 2:	The Company shall apply these amendments for annual reporting periods beginning on or after April 1, 2021. The Company has early adopted the amendments on January 1, 2021.
The Company believes that the adoption of aforementioned standards or interpretations did not have a significant effect on the Company’s accounting policies.

b.	New and revised standards, amendments and interpretations in issue but not yet effective

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB
Annual Improvements to IFRS Standards 2018–2020 Cycle	January 1, 2022
Amendments to IFRS 3 “Reference to the Conceptual Framework”	January 1, 2022
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023
Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023
Amendments to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use”	January 1, 2022
Amendments to IAS 37 “Onerous Contracts–Cost of Fulfilling a Contract”	January 1, 2022
As of the date the accompanying consolidated financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

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
The subsidiaries in the consolidated financial statements
The detail information of the subsidiaries at the end of reporting period was as follows:

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2020	December 31, 2021	Note
TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	—
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	—	100%	a), b)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	—
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	—

(Continued)

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2020	December 31, 2021	Note
TSMC	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsin-Chu , Taiwan	87%	73%	c)
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A .	100%	100%	d)
	Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor device s	Kumamoto, Japan	—	100%	a), e)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	a)
	Emerging Fund L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	—	99.9%	a), f)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	—
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	a)
(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not audited by the Company’s independent auditors.

Note b:	TSMC 3DIC is established in March 2021.

Note c:
To facilitate VisEra’s IPO in Taiwan, 39.5 million common shares of VisEra at a price of NT$240 were sold by TSMC and an increase of NT$8,406.3 million in capital surplus was recognized. TSMC’s shareholding in VisEra decreased from 87% to 73%. This disposal was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

Note d:
Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation
thresholds.

Note e:
JASM is established in December 2021 and has increased its capital in January 2022. After the increase in capital, TSMC’s shareholding in JASM decreased from 100% to 81%. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over JASM.

Note f:	Emerging fund is established in January 2021.
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
The Company designates certain hedging instruments, such as interest rate futures contracts, to partially hedge against the fair value change caused by interest rates fluctuation in the Company’s fixed income investments. Changes in the fair value of hedging instruments that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged items that are attributable to the hedged risk.

b.	Cash flow hedge
The Company designates certain hedging instruments, such as forward contracts, to partially hedge its foreign exchange rate risks or interest rate risks associated with certain highly probable forecast transactions (capital expenditures or issuance of debts). The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When forecast transactions actually take place, the accumulated gains or losses that were recognized in other comprehensive income are removed from equity and included in the initial cost of the hedged items, or reclassified to finance costs of hedged items in the same period or periods during which the hedged expected future cash flows affect profit or loss. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.
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
Property, Plant and Equipment
Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction, acquisition of the item of property, plant and equipment or borrowing costs eligible for capitalization.
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
Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method mainly over the following estimated useful lives: land improvements—20 years; buildings (assets used by the Company and assets subject to operating leases)—10 to 20 years; machinery and equipment (assets used by the Company and assets subject to operating leases) - 5 years; and office equipment—5 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.
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
Revenue from sale of goods is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances. Estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms to recognize refund liabilities, which is classified under accrued expenses and other current liabilities
.

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

7.	CASH AND CASH EQUIVALENTS

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Cash and deposits in banks	$653,580.6	$1,058,808.1
Repurchase agreements	1,750.4	5,275.3
Government bonds	3,716.1	906.8
Commercial paper	1,123.5	—

	$660,170.6	$1,064,990.2

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

8.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets

Mandatorily measured at FVTPL
Forward exchange contracts	$2,259.4	$159.0

Financial liabilities

Held for trading
Forward exchange contracts	$94.1	$681.9

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.
Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Millions)
December 31, 2020

Sell NT$	January 2021 to March 2021	NT$144,698.0
Sell US$	January 2021 to March 2021	US$1,176.9

December 31, 2021
Sell NT$	January 2022 to March 2022	NT$132,734.5
Sell US$	January 2022 to March 2022	US$2,009.1

9.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Investments in debt instruments at FVTOCI
Corporate bonds	$56,593.6	$57,253.2
Agency bonds/Agency mortgage-backed securities	43,977.1	32,070.1
Government bonds	13,459.5	21,345.8
Asset-backed securities	8,368.3	8,660.4

	122,398.5	119,329.5

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	4,514.9	5,887.9
Publicly traded stocks	50.0	189.8

	4,564.9	6,077.7

	$126,963.4	$125,407.2

Current	$122,448.5	$119,519.3
Noncurrent	4,514.9	5,887.9

	$126,963.4	$125,407.2

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are from investments held at the end of the reporting period.
For the years ended December 31, 2019, 2020 and 2021, as the Company adjusted its investment portfolio and the non-publicly
traded investees were acquired, equity investments designated at FVTOCI were divested for NT$873.5 million, NT$0.01 million and NT$628.7 million, respectively. For the year ended December 31, 2019 and 2021, the related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$156.8 million and NT$ 186.0 million were transferred to increase retained earnings, respectively. For the years ended December 31, 2020, the related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$109.0 million was transferred to decrease retained earnings.
As of December 31, 2020 and 2021, the cumulative loss allowance for expected credit loss of NT$32.5 million and NT$33.2 million was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 33 for information relating to the credit risk management and expected credit loss.

10.	FINANCIAL ASSETS AT AMORTIZED COST

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Corporate bonds	$10,977.3	$5,310.1
Less: Allowance for impairment loss	(7.1)	(3.1)

	$10,970.2	$5,307.0

Current	$6,598.0	$3,773.6
Noncurrent	4,372.2	1,533.4

	$10,970.2	$5,307.0

Refer to Note 33 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

11.	HEDGING FINANCIAL INSTRUMENTS

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets- current
Fair value hedges
Interest rate futures contracts	$0.1	$—
Cash flow hedges
Forward interest rate contracts	—	13.5

	$0.1	$13.5

Financial liabilities- current
Fair value hedges
Interest rate futures contracts	$1.2	$9.6

Fair value hedge
The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.
On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets change in opposite directions in response to movements in interest rates.
The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize the information relating to the hedges of interest rate risks.
December 31, 2020

Hedging Instruments	Contract Amount (US$ in Millions)	Maturity
Interest rate futures contracts - US Treasury futures	US$88.7	March 2021

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets at FVTOCI	$ 6,198.7	$ 1.1
December 31, 2021

Hedging Instruments	Contract Amount (US$ in Millions)	Maturity
Interest rate futures contracts - US Treasury futures	US$53.9	March 2022

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets at FVTOCI	$ 4,079.3	$ 9.6
The effect for the years ended December 31, 2019, 2020 and 2021 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Hedging Instruments
Interest rate futures contracts - US Treasury futures	$(164.7)	$(353.6)	$148.8
Hedged Items
Financial assets at FVTOCI	177.8	353.6	(148.8)

	$13.1	$—	$—

Cash flow hedge
The Company entered into forward contracts to partially hedge foreign exchange rate risks or interest rate risks associated with certain highly probable forecast transactions (capital expenditures or issuance of debts). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward contracts have maturities of 12 months or less.
On the basis of economic relationships, the Company expects that the value of forward contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates or interest rates.
The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward contracts. No other sources of ineffectiveness emerged from these hedging relationships. For the years ended December 31, 2019, 2020 and 2021, refer to Note 22(d) for gain or loss arising from changes in the fair value of hedging instruments, the amount transferred to initial carrying amount of hedged items and the amount reclassified to finance costs of hedged items.
The following tables summarize the information relating to the hedges of interest rate risks.
December 31, 2021

Hedging Instruments	Contract Amount (In Millions)		Maturity	Balance in Other Equity (Continuing Hedges) NT$ (In Millions)

Forward interest rate contracts	US$	328.0	January 2022	$128.2
The effect for the years ended December 31, 2019, 2020 and 2021 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Hedging Instruments
Forward exchange contracts (capital expenditures)	$(109.6)	$24.1	$(41.4)

Forward interest rate contracts (issuance of debts)	$—	$—	$132.5

Hedged Items
Forecast transaction (capital expenditures)	$109.6	$(24.1)	$41.4

Forecast transaction (issuance of debts)	$—	$—	$(132.5)

12.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)
At amortized cost
Notes and accounts receivable	$142,771.6	$193,733.2
Less: Loss allowance	(246.6)	(347.0)

	142,525.0	193,386.2
At FVTOCI	2,955.3	4,199.9

	$145,480.3	$197,586.1

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
Aging analysis of notes and accounts receivable

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Not past due	$140,933.6	$191,740.0
Past due
Past due within 30 days	4,784.4	6,186.8
Past due 31-60 days	8.7	6.2
Past due 61-120 days	0.1	0.1
Past due over 121 days	0.1	—
Less: Loss allowance	(246.6)	(347.0)

	$145,480.3	$197,586.1

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$7.3	$325.3	$246.6
Provision (Reversal)	318.2	(78.5)	100.4
Effect of exchange rate changes	(0.2)	(0.2)	—

Balance, end of year	$325.3	$246.6	$347.0

For the years ended December 31, 2019, 2020 and 2021, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

13.	INVENTORIES

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Finished goods	$21,705.6	$32,562.8
Work in process	91,672.9	137,700.4
Raw materials	14,716.0	11,111.1
Supplies and spare parts	9,258.9	11,728.0

	$137,353.4	$193,102.3

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue during reporting period. The amounts are illustrated below:

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Inventory losses (reversal of write-down of inventories)	$(1,983.0)	$3,664.5	$533.0

The aforementioned inventory losses (reversal of write-down of inventories) for the years ended December 31, 2019 excluded wafer contamination losses. Please refer to related losses in Note 37.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD
Associates consisted of the following:

		Place of Incorporation and Operation	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities		December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
			NT$	NT$
			(In Millions)	(In Millions)
Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$8,964.1	$10,469.2	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	5,900.2	6,795.7	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	2,522.3	3,012.3	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,315.4	1,462.1	35%	35%
Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	28.2	22.9	28%	28%

			$18,730.2	$21,762.2

As of December 31, 2020 and 2021, no investments in associates are individually material to the Company. Please refer to the consolidated statements of profit or loss and other comprehensive income for recognition of share of both profit (loss) and other comprehensive income (loss) of associates that are not individually material.
The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

	December 31, 2020	December 31, 2021
	NT$	NT$
Name of Associate	(In Millions)	(In Millions)
VIS	$53,849.9	$73,347.3

GUC	$15,827.2	$27,359.1

Xintec	$20,420.2	$15,913.3

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2019	December 31, 2020	December 31, 2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Assets used by the Company	$1,352,313.9	$1,554,585.9	$1,975,114.0
Assets subject to operating leases	63.5	1,003.2	4.7

	$1,352,377.4	$1,555,589.1	$1,975,118.7

a.	Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost

Balance at January 1, 2019	$4,011.4	$418,151.7	$2,728,760.2	$48,382.2	$172,911.0	$3,372,216.5
Additions	—	21,448.5	179,798.4	7,415.0	355,621.1	564,283.0
Disposals or retirements	—	(159.0)	(17,381.6)	(1,043.3)	—	(18,583.9)
Transfers from right-of-use assets	—	—	619.8	—	—	619.8
Effect of disposal of subsidiary	—	—	—	(0.5)	—	(0.5)
Effect of exchange rate changes	(19.6)	(1,366.2)	(5,173.8)	(142.0)	(237.0)	(6,938.6)

Balance at December 31, 2019	$3,991.8	$438,075.0	$2,886,623.0	$54,611.4	$528,295.1	$3,911,596.3

Accumulated depreciation and impairment

Balance at January 1, 2019	$550.6	$217,899.2	$2,049,279.0	$32,525.1	$—	$2,300,253.9
Additions	1.6	26,026.6	246,724.2	6,012.5	—	278,764.9
Disposals or retirements	—	(144.4)	(12,880.8)	(1,042.1)	—	(14,067.3)
Transfers from right-of-use assets	—	—	20.7	—	—	20.7
Reversal of impairment	—	—	(301.4)	—	—	(301.4)
Effect of disposal of subsidiary	—	—	—	(0.5)	—	(0.5)
Effect of exchange rate changes	(13.5)	(722.1)	(4,575.7)	(76.6)	—	(5,387.9)

Balance at December 31, 2019	$538.7	$243,059.3	$2,278,266.0	$37,418.4	$—	$2,559,282.4

Carrying amounts at December 31, 2019	$3,453.1	$195,015.7	$608,357.0	$17,193.0	$528,295.1	$1,352,313.9

Cost

Balance at January 1, 2020	$3,991.8	$438,075.0	$2,886,623.0	$54,611.4	$528,295.1	$3,911,596.3
Additions (deductions)	—	84,882.5	729,943.3	15,112.9	(304,218.0)	525,720.7
Disposals or retirements	—	(41.5)	(6,397.3)	(734.1)	—	(7,172.9)
Transfers from assets subject to operating leases	—	23.1	—	—	—	23.1
Transfers to assets subject to operating leases	—	—	(1,199.0)	—	—	(1,199.0)
Effect of exchange rate changes	(49.2)	(491.7)	(1,964.3)	(127.5)	(111.7)	(2,744.4)

Balance at December 31, 2020	$3,942.6	$522,447.4	$3,607,005.7	$68,862.7	$223,965.4	$4,426,223.8

Accumulated depreciation and impairment

Balance at January 1, 2020	$538.7	$243,059.3	$2,278,266.0	$37,418.4	$—	$2,559,282.4
Additions	1.5	29,209.1	285,393.6	7,216.9	—	321,821.1
Disposals or retirements	—	(27.9)	(6,012.9)	(732.4)	—	(6,773.2)
Transfers from assets subject to operating leases	—	8.2	—	—	—	8.2
Transfers to assets subject to operating leases	—	—	(202.6)	—	—	(202.6)
Impairment	—	—	10.2	—	—	10.2
Effect of exchange rate changes	(34.1)	(449.2)	(1,924.3)	(100.6)	—	(2,508.2)

Balance at December 31, 2020	$506.1	$271,799.5	$2,555,530.0	$43,802.3	$—	$2,871,637.9

Carrying amounts at December 31, 2020	$3,436.5	$250,647.9	$1,051,475.7	$25,060.4	$223,965.4	$1,554,585.9

(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost

Balance at January 1, 2021	$3,942.6	$522,447.4	$3,607,005.7	$68,862.7	$223,965.4	$4,426,223.8
Additions	2,587.2	53,971.3	401,659.0	7,643.0	369,545.8	835,406.3
Disposals or retirements	—	(41.1)	(26,192.2)	(333.4)	—	(26,566.7)
Transfers from assets subject to operating leases	—	35.5	1,443.6	—	—	1,479.1
Transfers to assets subject to operating leases	—	—	(244.6)	—	—	(244.6)
Effect of exchange rate changes	(41.6)	184.7	1,077.7	(18.1)	(355.5)	847.2

Balance at December 31, 2021	$6,488.2	$576,597.8	$3,984,749.2	$76,154.2	$593,155.7	$5,237,145.1

Accumulated depreciation and impairment

Balance at January 1, 2021	$506.1	$271,799.5	$2,555,530.0	$43,802.3	$—	$2,871,637.9
Additions	1.3	34,331.6	368,777.7	8,373.3	—	411,483.9
Disposals or retirements	—	(36.5)	(22,230.1)	(332.6)	—	(22,599.2)
Transfers from assets subject to operating leases	—	15.1	436.8	—	—	451.9
Transfers to assets subject to operating leases	—	—	(68.3)	—	—	(68.3)
Impairment	—	—	274.4	—	—	274.4
Effect of exchange rate changes	(7.6)	55.6	818.9	(16.4)	—	850.5

Balance at December 31, 2021	$499.8	$306,165.3	$2,903,539.4	$51,826.6	$—	$3,262,031.1

Carrying amounts at December 31, 2021	$5,988.4	$270,432.5	$1,081,209.8	$24,327.6	$593,155.7	$1,975,114.0

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
In the first quarter of 2021, the Company recognized an impairment loss of NT$274.4 million for certain machinery and equipment that was assessed to have no future use, and the recoverable amount of certain machinery and equipment was nil. Such impairment loss was recognized in other operating income and expenses.

b.	Assets subject to operating leases

	Buildings	Machinery and Equipment	Total
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Cost

Balance at January 1, 2019	$562.6	$—	$562.6

Balance at December 31, 2019	$562.6	$—	$562.6

Accumulated depreciation

Balance at January 1, 2019	$474.9	$—	$474.9
Additions	24.2	—	24.2

Balance at December 31, 2019	$499.1	$—	$499.1

Carrying amounts at December 31, 2019	$63.5	$—	$63.5

Cost

Balance at January 1, 2020	$562.6	$—	$562.6
Disposals or retirements	(311.9)	—	(311.9)
Transfers to assets used by the Company	(23.1)	—	(23.1)
Transfers from assets used by the Company	—	1,199.0	1,199.0

Balance at December 31, 2020	$227.6	$1,199.0	$1,426.6

Accumulated depreciation

Balance at January 1, 2020	$499.1	$—	$499.1
Additions	16.3	19.4	35.7
Disposals or retirements	(305.8)	—	(305.8)
Transfers to assets used by the Company	(8.2)	—	(8.2)
Transfers from assets used by the Company	—	202.6	202.6

Balance at December 31, 2020	$201.4	$222.0	$423.4

Carrying amounts at December 31, 2020	$26.2	$977.0	$1,003.2

Cost

Balance at January 1, 2021	$227.6	$1,199.0	$1,426.6
Transfers to assets used by the Company	(35.5)	(1,443.6)	(1,479.1)
Transfers from assets used by the Company	—	244.6	244.6

Balance at December 31, 2021	$192.1	$—	$192.1

Accumulated depreciation

Balance at January 1, 2021	$201.4	$222.0	$423.4
Additions	1.1	146.5	147.6
Transfers to assets used by the Company	(15.1)	(436.8)	(451.9)
Transfers from assets used by the Company	—	68.3	68.3

Balance at December 31, 2021	$187.4	$—	$187.4

Carrying amounts at December 31, 2021	$4.7	$—	$4.7

Operating leases relate to leases of buildings and leases of machinery and equipment with lease terms ranging between approximately 1 to 5 years. The lessees do not have purchase options to acquire the assets at the expiration of the lease periods.
The maturity analysis of operating lease payments receivable from the buildings and machinery and equipment is as follows:

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)

Year 1	$149.1	$18.0
Year 2	17.0	—

	$166.1	$18.0

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)

Carrying amounts

Land	$25,141.9	$29,778.6
Buildings	2,544.8	2,918.1
Machinery and equipment	—	3.4
Office equipment	41.8	34.3

	$27,728.5	$32,734.4

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Additions to right-of-use assets	$1,033.0	$13,481.2	$7,769.8

Depreciation of right-of-use assets
Land	$957.1	$1,312.9	$1,825.7
Buildings	458.8	569.5	707.9
Machinery and equipment	1,184.4	775.8	0.5
Office equipment	22.4	23.4	22.1

	$2,622.7	$2,681.6	$2,556.2

Income from subleasing right-of-use assets (classified under other operating income and expenses, net)	$55.0	$79.6	$82.0

b. Lease liabilities

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$1,828.0	$2,176.5
Noncurrent portion	20,560.6	20,764.2

	$22,388.6	$22,940.7

Ranges of discount rates for lease liabilities are as follows:

	December 31, 2020	December 31, 2021

Land	0.48%-2.14%	0.39%-2.14%
Buildings	0.54%-3.88%	0.39%-3.88%
Machinery and equipment	—	0.71%
Office equipment	0.28%-3.88%	0.28%-3.88%

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

d.  Subleases

The Company subleases the right to use its buildings and machinery and equipment under operating leases with lease terms of 1 to 6 years.

The maturity analysis of lease payments receivable under operating subleases is as follows:

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)

Year 1	$144.1	$60.8

e.	Other lease information

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Expenses relating to short-term leases	$5,007.1	$3,153.5	$5,250.3

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$195.1	$257.0	$168.7

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Total cash outflow for leases	$7,724.4	$6,354.6	$7,510.8

17.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost

Balance at January 1, 2019	$5,795.5	$10,974.5	$29,594.6	$7,656.3	$54,020.9
Additions	—	4,879.6	3,710.4	647.8	9,237.8
Disposals or retirements	—	—	(260.9)	—	(260.9)
Effect of exchange rate changes	(102.1)	0.9	(20.1)	(1.2)	(122.5)

Balance at December 31, 2019	$5,693.4	$15,855.0	$33,024.0	$8,302.9	$62,875.3

Accumulated amortization and impairment

Balance at January 1, 2019	$—	$8,756.0	$23,023.7	$5,239.1	$37,018.8
Additions	—	1,066.9	3,747.3	658.2	5,472.4
Disposals or retirements	—	—	(258.6)	—	(258.6)
Effect of exchange rate changes	—	0.9	(10.3)	(0.9)	(10.3)

Balance at December 31, 2019	$—	$9,823.8	$26,502.1	$5,896.4	$42,222.3

Carrying amounts at December 31, 2019	$5,693.4	$6,031.2	$6,521.9	$2,406.5	$20,653.0

Cost

Balance at January 1, 2020	$5,693.4	$15,855.0	$33,024.0	$8,302.9	$62,875.3
Additions	—	6,308.9	3,275.8	2,974.8	12,559.5
Disposals or retirements	—	—	(60.5)	—	(60.5)
Effect of exchange rate changes	(256.8)	(2.2)	(0.3)	(0.1)	(259.4)

Balance at December 31, 2020	$5,436.6	$22,161.7	$36,239.0	$11,277.6	$75,114.9

Accumulated amortization and impairment

Balance at January 1, 2020	$—	$9,823.8	$26,502.1	$5,896.4	$42,222.3
Additions	—	2,404.5	3,669.2	1,112.5	7,186.2
Disposals or retirements	—	—	(59.9)	—	(59.9)
Effect of exchange rate changes	—	(2.1)	0.3	—	(1.8)

Balance at December 31, 2020	$—	$12,226.2	$30,111.7	$7,008.9	$49,346.8

Carrying amounts at December 31, 2020	$5,436.6	$9,935.5	$6,127.3	$4,268.7	$25,768.1

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost

Balance at January 1, 2021	$5,436.6	$22,161.7	$36,239.0	$11,277.6	$75,114.9
Additions	—	1,372.8	7,726.2	219.5	9,318.5
Disposals or retirements	—	—	(318.7)	—	(318.7)
Effect of exchange rate changes	(57.4)	(0.5)	4.5	0.1	(53.3)

Balance at December 31, 2021	$5,379.2	$23,534.0	$43,651.0	$11,497.2	$84,061.4

Accumulated amortization and impairment

Balance at January 1, 2021	$—	$12,226.2	$30,111.7	$7,008.9	$49,346.8
Additions	—	2,686.8	4,323.9	1,196.5	8,207.2
Disposals or retirements	—	—	(317.5)	—	(317.5)
Effect of exchange rate changes	—	(0.6)	3.5	0.3	3.2

Balance at December 31, 2021	$—	$14,912.4	$34,121.6	$8,205.7	$57,239.7

Carrying amounts at December 31, 2021	$5,379.2	$8,621.6	$9,529.4	$3,291.5	$26,821.7

(Concluded)
The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rates of 8.0% in both years in its test of impairment as of December 31, 2020 and 2021, to reflect the relevant specific risk in the cash-generating unit.
For the years ended December 31, 2019, 2020 and 2021, the Company did not recognize any impairment loss on goodwill.

18.	SHORT-TERM LOANS

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Unsecured loans
Amount	$88,559.0	$114,921.3

Loan content
US$ (in millions)	$200.0	$—
EUR (in millions)	2,398.0	3,652.9
Annual interest rate	(0.54)%-0.33%	(0.73)%-0%
Maturity date	Due by February 2021	Due by June 2022

19.	BONDS PAYABLE

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Domestic unsecured bonds	$173,197.0	$312,448.0
Overseas unsecured bonds	84,291.0	304,414.0
Less: Discounts on bonds payable	(782.9)	(2,391.4)
Less: Current portion	(2,600.0)	(4,400.0)

	$254,105.1	$610,070.6

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment
NT$ unsecured bonds
101-3	—	October 2012 to October 2022	$4,400.0	1.53%	Bullet repayment; interest payable annually
101-4	B	January 2013 to January 2020	10,000.0	1.35%	The same as above
	C	January 2013 to January 2023	3,000.0	1.49%	The same as above
102-1	B	February 2013 to February 2020	11,600.0	1.38%	The same as above
	C	February 2013 to February 2023	3,600.0	1.50%	The same as above
102-2	A	July 2013 to July 2020	10,200.0	1.50%	The same as above
	B	July 2013 to July 2023	3,500.0	1.70%	The same as above
102-4	D	September 2013 to March 2021	2,600.0	1.85%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	E	September 2013 to March 2023	5,400.0	2.05%	The same as above
	F	September 2013 to September 2023	2,600.0	2.10%	Bullet repayment; interest payable annually
109-1	A	March 2020 to March 2025	3,000.0	0.58%	The same as above
	B	March 2020 to March 2027	10,500.0	0.62%	The same as above
	C	March 2020 to March 2030	10,500.0	0.64%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment
109-2	A	April 2020 to April 2025	$5,900.0	0.52%	Bullet repayment; interest payable annually
	B	April 2020 to April 2027	10,400.0	0.58%	The same as above
	C	April 2020 to April 2030	5,300.0	0.60%	The same as above
109-3	A	May 2020 to May 2025	4,500.0	0.55%	The same as above
	B	May 2020 to May 2027	7,500.0	0.60%	The same as above
	C	May 2020 to May 2030	2,400.0	0.64%	The same as above
109-4	A	July 2020 to July 2025	5,700.0	0.58%	Two equal installments in last two years; interest payable annually
	B	July 2020 to July 2027	6,300.0	0.65%	The same as above
	C	July 2020 to July 2030	1,900.0	0.67%	The same as above
109-5	A	September 2020 to September 2025	4,800.0	0.50%	The same as above
	B	September 2020 to September 2027	8,000.0	0.58%	The same as above
	C	September 2020 to September 2030	2,800.0	0.60%	The same as above
109-6 (green bond)	A	December 2020 to December 2025	1,600.0	0.40%	The same as above
	B	December 2020 to December 2027	5,600.0	0.44%	The same as above
	C	December 2020 to December 2030	4,800.0	0.48%	The same as above
109-7	A	December 2020 to December 2025	1,900.0	0.36%	The same as above
	B	December 2020 to December 2027	10,200.0	0.41%	The same as above
	C	December 2020 to December 2030	6,400.0	0.45%	The same as above
110-1	A	March 2021 to March 2026	4,800.0	0.50%	Bullet repayment; interest payable annually
	B	March 2021 to March 2028	11,400.0	0.55%	The same as above
	C	March 2021 to March 2031	4,900.0	0.60%	The same as above
110-2	A	May 2021 to May 2026	5,200.0	0.50%	The same as above
	B	May 2021 to May 2028	8,400.0	0.58%	The same as above
	C	May 2021 to May 2031	5,600.0	0.65%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)		Coupon Rate	Repayment and Interest Payment
110-3	A	June 2021 to June 2026		$6,900.0	0.52%	Bullet repayment; interest payable annually
	B	June 2021 to June 2028		7,900.0	0.58%	The same as above
	C	June 2021 to June 2031		4,900.0	0.65%	The same as above
110-4	A	August 2021 to August 2025		4,000.0	0.485%	The same as above
	B	August 2021 to August 2026		8,000.0	0.50%	The same as above
	C	August 2021 to August 2028		5,400.0	0.55%	The same as above
	D	August 2021 to August 2031		4,200.0	0.62%	The same as above
110-6	A	October 2021 to April 2026		3,200.0	0.535%	The same as above
	B	October 2021 to October 2026		6,900.0	0.54%	The same as above
	C	October 2021 to October 2028		4,600.0	0.60%	The same as above
	D	October 2021 to October 2031		1,600.0	0.62%	The same as above
110-7	A	December 2021 to December 2026		7,700.0	0.65%	The same as above
	B	December 2021 to June 2027		3,500.0	0.675%	The same as above
	C	December 2021 to December 2028		5,500.0	0.72%	The same as above

						(Concluded)

Issuance	Tranche	Issuance Period	Total Amount US$ (In Millions)		Coupon Rate	Repayment and Interest Payment
US$ unsecured bonds
109-1	—	September 2020 to September 2060	US$	1,000.0	2.70%	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter); interest payable annually
110-5	—	September 2021 to September 2051		1,000.0	3.10%	The same as above

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount US$ (In Millions)		Coupon Rate	Repayment and Interest Payment
September 2020 to September 2025	US$	1,000.0	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027		750.0	1.00%	The same as above
September 2020 to September 2030		1,250.0	1.375%	The same as above
April 2021 to April 2026		1,100.0	1.25%	The same as above
April 2021 to April 2028		900.0	1.75%	The same as above
April 2021 to April 2031		1,500.0	2.25%	The same as above
October 2021 to October 2026		1,250.0	1.75%	The same as above
October 2021 to October 2031		1,250.0	2.50%	The same as above
October 2021 to October 2041		1,000.0	3.125%	The same as above
October 2021 to October 2051		1,000.0	3.25%	The same as above
The Company issued domestic unsecured bonds during the period from January 1, 2022 to April 1
4
, 2022, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment
NT$ unsecured bonds
111-1 (green bond)	A	January 2022 to January 2027	$2,100.0	0.63%	Bullet repayment; interest payable annually
	B	January 2022 to January 2029	3,300.0	0.72%	The same as above
111-2	A	March 2022 to September 2026	3,000.0	0.84%	The same as above
	B	March 2022 to March 2027	9,600.0	0.85%	The same as above
	C	March 2022 to March 2029	1,600.0	0.90%	The same as above

20.	LONG-TERM BANK LOANS

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Unsecured loans	$2,000.0	$3,510.0
Less: Discounts on government grants	(32.4)	(34.2)
Less: Current portion	—	(166.7)

	$1,967.6	$3,309.1

Loan content
Annual interest rate	0.4%	0.4%-0.9%
Maturity date	Due by September 2025	Due by September 2026
The long-term bank loans of the Company are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

21.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans
The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC and VisEra Tech have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC Arizona, TSMC China, TSMC Nanjing, TSMC Europe, TSMC Canada and TSMC Technology also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$2,609.7 million, NT$2,809.5 million and NT$3,711.0 million for the years ended December 31, 2019, 2020 and 2021, respectively.

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
Funds.

Amounts recognized in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Current service cost	$135.6	$123.3	$145.3
Net interest expense	124.0	81.6	47.2

Components of defined benefit costs recognized in profit or loss	259.6	204.9	192.5

Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	(124.4)	(139.2)	(73.3)
Actuarial loss (gain) arising from experience adjustments	(438.0)	494.1	94.3
Actuarial loss (gain) arising from changes in demographic assumptions	(233.2)	—	277.4
Actuarial loss (gain) arising from changes in financial assumptions	541.7	3,161.9	(540.5)

Components of defined benefit costs recognized in other comprehensive income	(253.9)	3,516.8	(242.1)

Total	$5.7	$3,721.7	$(49.6)

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Cost of revenue	$157.8	$126.3	$124.5
Research and development expenses	72.7	57.3	52.8
General and administrative expenses	25.1	18.2	12.5
Marketing expenses	4.0	3.1	2.7

	$259.6	$204.9	$192.5

The amounts arising from the defined benefit obligation of the Company were as follows:

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Present value of defined benefit obligation	$16,980.3	$16,585.5
Fair value of plan assets	(5,066.2)	(5,548.6)

Net defined benefit liability	$11,914.1	$11,036.9

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$13,662.7	$13,484.1	$16,980.3
Current service cost	135.6	123.3	145.3
Interest expense	175.4	118.8	66.7
Remeasurement:
Actuarial loss (gain) arising from experience adjustments	(438.0)	494.1	94.3
Actuarial loss (gain) arising from changes in demographic assumptions	(233.2)	—	277.4
Actuarial loss (gain) arising from changes in financial assumptions	541.7	3,161.9	(540.5)
Benefits paid from plan assets	(344.1)	(399.0)	(431.8)
Benefits paid directly by the Company	(16.0)	(2.9)	(6.2)

Balance, end of year	$13,484.1	$16,980.3	$16,585.5

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$4,011.3	$4,301.6	$5,066.2
Interest income	51.4	37.2	19.5
Remeasurement:
Return on plan assets (excluding amounts included in net interest expense)	124.4	139.2	73.3
Contributions from employer	458.6	987.2	821.4
Benefits paid from plan assets	(344.1)	(399.0)	(431.8)

Balance, end of year	$4,301.6	$5,066.2	$5,548.6

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Cash	$632.8	$1,001.0
Equity instruments	2,926.7	2,951.8
Debt instruments	1,506.7	1,595.8

	$5,066.2	$5,548.6

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2020	December 31, 2021
Discount rate	0.40%	0.75%
Future salary increase rate	3.00% (Note)	3.00%
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

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% (and not below 0.0%) in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$694.7 million and NT$780.5 million as of December 31, 2020 and 2021, respectively.

3)
Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$836.0 million and NT$759.5 million as of December 31, 2020 and 2021 respectively.
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
The Company expects to make contributions of NT$2,269.9 million to the defined benefit plans in the next year starting from December 31, 2021. The weighted average duration of the defined benefit obligation is 9 years.

22.	EQUITY

a.	Capital stock

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Authorized shares	28,050.0	28,050.0

Authorized capital	$280,500.0	$280,500.0

Issued and paid shares	25,930.3	25,930.3

Issued capital	$259,303.8	$259,303.8

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.
The authorized shares include 500.0 million shares allocated for the exercise of employee stock options.
As of December 31, 2021, 1,064.2 million ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,321.2 million shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Additional paid-in capital	$24,185.0	$24,185.0
From merger	22,804.5	22,804.5
From convertible bonds	8,892.9	8,892.9
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	—	8,406.3
From share of changes in equities of subsidiaries	121.8	113.9
From share of changes in equities of associates	302.5	307.2
Donations	40.5	51.7

	$56,347.2	$64,761.5

Under the R.O.C. relevant laws, the capital surplus generated from the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds), the difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal and donations may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in
capital. The capital surplus from share of changes in equities of subsidiaries and associates and dividend of a claim extinguished by a prescription may be used to offset a deficit.

c.	Retained earnings and dividend policy
TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in
capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and the TSMC’s Articles of Incorporation.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in
capital if the Company incurs no loss.
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
The appropriations of 2019, 2020 and 2021 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	First Quarter of 2019	Second Quarter of 2019	Third Quarter of 2019	Fourth Quarter of 2019
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Resolution date of TSMC’s Board of Directors in its meeting	June 5, 2019	August 13, 2019	November 12, 2019	February 11, 2020
Special capital reserve	$(4,724.0)	$(3,338.2)	$3,289.2	$16,893.0

Cash dividends to shareholders	$51,860.8	$64,826.0	$64,826.0	$64,826.0

Cash dividends per share (NT$)	$2.0	$2.5	$2.5	$2.5

	First Quarter of 2020	Second Quarter of 2020	Third Quarter of 2020	Fourth Quarter of 2020
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Resolution date of TSMC’s Board of Directors in its meeting	May 12, 2020	August 11, 2020	November 10, 2020	February 9, 2021
Special capital reserve	$(2,694.8)	$11,884.5	$5,501.3	$12,420.7

Cash dividends to shareholders	$64,826.0	$64,826.0	$64,826.0	$64,826.0

Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.5

	First Quarter of 2021	Second Quarter of 2021	Third Quarter of 2021	Fourth Quarter of 2021
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Resolution date of TSMC’s Board of Directors in its meeting	June 9, 2021	August 10, 2021	November 9, 2021	February 15, 2022
Special capital reserve	$(6,287.0)	$10,201.2	$710.2	$3,304.3

Cash dividends to shareholders	$71,308.5	$71,308.5	$71,308.5	$71,308.5

Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

The special capital reserve for 2021 is to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 8, 2022 (expected).

d.	Others
Changes in others were as follows:

	Year Ended December 31, 2019
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Balance, beginning of year	$(12,042.4)	$(3,429.3)	$23.6	$(1.8)	$(15,449.9)
Exchange differences arising on translation of foreign operations	(14,693.5)	—	—	—	(14,693.5)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	—	334.5	—	—	334.5
Debt instruments	—	3,097.3	—	—	3,097.3
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	—	(162.1)	—	—	(162.1)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	—	(537.8)	—	—	(537.8)
Loss allowance adjustments from debt instruments	—	6.9	—	—	6.9
Gain (loss) arising on changes in the fair value of hedging instruments	—	—	(109.6)	—	(109.6)
Other comprehensive income transferred to profit or loss due to disposal of subsidiary	4.6	—	—	—	4.6
Transferred to initial carrying amount of hedged items	—	—	82.3	—	82.3
Share of other comprehensive income (loss) of associates	(140.1)	(11.8)	(0.1)	—	(152.0)
Share of unearned stock-based employee compensation of associates	—	—	—	1.6	1.6
Income tax effect	—	9.4	—	—	9.4

Balance, end of year	$(26,871.4)	$(692.9)	$(3.8)	$(0.2)	$(27,568.3)

	Year Ended December 31, 2020
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Balance, beginning of year	$(26,871.4)	$(692.9)	$(3.8)	$(0.2)	$(27,568.3)
Exchange differences arising on translation of foreign operations	(29,846.8)	—	—	—	(29,846.8)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	—	423.2	—	—	423.2
Debt instruments	—	3,907.0	—	—	3,907.0
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	—	108.7	—	—	108.7
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	—	(1,439.4)	—	—	(1,439.4)
Loss allowance adjustments from debt instruments	—	(0.9)	—	—	(0.9)
Gain (loss) arising on changes in the fair value of hedging instruments	—	—	24.1	—	24.1
Transferred to initial carrying amount of hedged items	—	—	(20.3)	—	(20.3)
Share of other comprehensive income (loss) of associates	(283.4)	15.5	—	—	(267.9)
Share of unearned stock-based employee compensation of associates	—	—	—	0.2	0.2
Income tax effect	—	0.6	—	—	0.6

Balance, end of year	$(57,001.6)	$2,321.8	$—	$—	$(54,679.8)

	Year Ended December 31, 2021
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Balance, beginning of year	$(57,001.6)	$2,321.8	$—	$—	$(54,679.8)
Exchange differences arising on translation of foreign operations	(6,181.7)	—	—	—	(6,181.7)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	—	1,898.2	—	—	1,898.2
Debt instruments	—	(3,339.9)	—	—	(3,339.9)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	—	(187.7)	—	—	(187.7)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	—	(93.2)	—	—	(93.2)
Loss allowance adjustments from debt instruments	—	1.3	—	—	1.3
Gain (loss) arising on changes in the fair value of hedging instruments	—	—	90.2	—	90.2
Transferred to initial carrying amount of hedged items	—	—	48.5	—	48.5
Share of other comprehensive income (loss) of associates	(120.0)	30.0	(14.7)	—	(104.7)
Income tax effect	—	(56.2)	(3.4)	—	(59.6)

Balance, end of year	$(63,303.3)	$574.3	$120.6	$—	$(62,608.4)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.	Treasury stock
For TSMC’s shareholders’ interests, TSMC’s Board of Directors approved a share buyback plan on
February 15, 2022
to repurchase 1.4 million shares during the period from February 16, 2022 to April 15, 2022. The shares purchased will be cancelled subsequently.

23.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
Product	(In Millions)	(In Millions)	(In Millions)

Wafer	$927,317.3	$1,178,456.3	$1,405,300.3
Others	142,668.1	160,798.5	182,114.7

	$1,069,985.4	$1,339,254.8	$1,587,415.0

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
Geography	(In Millions)	(In Millions)	(In Millions)

Taiwan	$84,255.2	$129,082.9	$203,963.7
United States	634,713.0	817,911.0	1,015,996.4
China	208,101.4	233,783.3	164,552.1
Europe, the Middle East and Africa	67,568.2	70,213.4	89,010.1
Japan	57,468.6	63,299.2	71,920.8
Others	17,879.0	24,965.0	41,971.9

	$1,069,985.4	$1,339,254.8	$1,587,415.0

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
Platform	(In Millions)	(In Millions)	(In Millions)

Smartphone	$523,612.9	$645,303.6	$695,091.2
High Performance Computing	315,822.3	439,810.0	587,780.1
Internet of Things	86,342.7	110,355.2	133,006.0
Automotive	47,914.5	44,367.5	67,076.4
Digital Consumer Electronics	53,733.4	54,555.7	55,577.2
Others	42,559.6	44,862.8	48,884.1

	$1,069,985.4	$1,339,254.8	$1,587,415.0

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
Resolution	(In Millions)	(In Millions)	(In Millions)

5-nanometer	$—	$90,934.5	$262,327.4
7-nanometer	249,548.1	394,837.0	440,383.1
10-nanometer	23,266.4	3,403.1	660.0
16-nanometer	186,700.9	197,959.0	191,058.9
20-nanometer	9,535.8	8,450.9	5,668.8
28-nanometer	149,578.7	149,367.7	153,066.6
40/45-nanometer	93,366.3	103,176.5	103,413.6
65-nanometer	69,250.0	61,226.7	66,467.9
90-nanometer	25,624.2	29,380.4	32,260.3
0.11/0.13 micron	22,947.3	33,197.1	40,558.5
0.15/0.18 micron	77,564.5	86,008.5	86,700.3
0.25 micron and above	19,935.1	20,514.9	22,734.9

Wafer revenue	$927,317.3	$1,178,456.3	$1,405,300.3

b.	Contract balances

	January 1, 2020	December 31, 2020	December 31, 2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Contract liabilities (classified under accrued expenses and other current liabilities)	$6,784.3	$13,775.1	$39,762.6

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.
The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$3,876.6 million, NT$4,737.9 million and NT$11,590.4 million for the years ended December 31, 2019, 2020 and 2021, respectively.

c.	Temporary receipts from customers

December 31, 2021
NT$
(In Millions)

Current portion (classified under accrued expenses and other current liabilities)	$30,612.7
Noncurrent portion (classified under other noncurrent liabilities)	155,381.5

$185,994.2

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts will be determined by mutual consent.

d.	Refund liabilities
Estimated sales returns and other allowances is made and adjusted based on historical experience and the consideration of varying contractual terms. As of December 31, 2020 and 2021, the aforementioned refund liabilities amounted to NT$33,194.8 million and NT$41,038.0 million (classified under accrued expenses and other current liabilities), respectively.

24.	INTEREST INCOME

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Interest income
Bank deposits	$11,454.0	$5,139.1	$2,834.8
Financial assets at FVTPL	339.5	2.5	—
Financial assets at FVTOCI	3,476.2	3,121.9	2,192.5
Financial assets at amortized cost	919.7	754.9	681.5

	$16,189.4	$9,018.4	$5,708.8

25.	FINANCE COSTS

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Interest expense
Corporate bonds	$1,139.9	$1,337.3	$5,203.0
Lease liabilities	240.9	227.8	193.3
Bank loans	1,869.4	500.9	17.6
Others	0.7	15.5	0.3

	$3,250.9	$2,081.5	$5,414.2

26.	OTHER GAINS AND LOSSES, NET

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Gain on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$537.8	$1,439.4	$93.2
Loss on disposal of subsidiaries	(4.6)	—	—
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	(2,360.7)	8,244.5	(7,973.6)
Gain arising from fair value hedges, net	13.1	—	—

(Continued)

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

The reversal (accrual) of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	$(6.9)	$0.9	$(1.3)
Financial assets at amortized cost	5.2	(4.6)	4.0
Other gains, net	665.1	426.2	489.7

	$(1,151.0)	$10,106.4	$(7,388.0)

(Concluded)

27.	INCOME TAX

a.	Income tax expense recognized in profit or loss
Income tax expense consisted of the following:

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Current income tax expense
Current tax expense recognized in the current year	$47,135.5	$87,452.7	$107,694.4
Income tax adjustments on prior years	(10,193.8)	(7,589.4)	(14,539.5)
Other income tax adjustments	(41.5)	150.2	152.2

	36,900.2	80,013.5	93,307.1

Deferred income tax benefit
The origination and reversal of temporary differences	(1,065.1)	(6,275.2)	(17,530.0)
Investment tax credits	—	—	(5,621.7)

	(1,065.1)	(6,275.2)	(23,151.7)

Income tax expense recognized in profit or loss	$35,835.1	$73,738.3	$70,155.4

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Income before tax	$389,862.1	$584,746.3	$663,036.0

Income tax expense at the statutory rate	$79,056.5	$118,831.3	$134,595.2
Tax effect of adjusting items:
Nondeductible (deductible) items in determining taxable income	(4,183.5)	1,015.9	11,279.5
Tax-exempt income	(39,808.1)	(65,988.1)	(89,852.9)
Additional income tax under the Alternative Minimum Tax Act	10,367.9	18,872.8	32,852.7
Additional income tax on unappropriated earnings	7,628.1	14,747.3	18,849.5
The origination and reversal of temporary differences	(1,065.1)	(6,275.2)	(17,530.0)
Income tax credits	(5,925.4)	(26.5)	(5,651.3)

	46,070.4	81,177.5	84,542.7
Income tax adjustments on prior years	(10,193.8)	(7,589.4)	(14,539.5)
Other income tax adjustments	(41.5)	150.2	152.2

Income tax expense recognized in profit or loss	$35,835.1	$73,738.3	$70,155.4

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
For the years ended December 31, 2019, 2020 and 2021, the Company applied a tax rate of 20% for entities subject to the R.O.C. Income Tax Law; for other jurisdictions, taxes are calculated using the applicable tax rate for each individual jurisdiction.

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Deferred income tax benefit (expense)
Related to remeasurement of defined benefit obligation	$(30.4)	$422.1	$(29.1)
Related to unrealized gain/loss on investments in equity instruments at FVTOCI	9.4	0.6	(56.2)
Related to gain/loss on cash flow hedges	—	—	(3.4)

	$(21.0)	$422.7	$(88.7)

c.	Deferred income tax balance
The analysis of deferred income tax assets and liabilities was as follows:

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$19,354.4	$34,720.7
Refund liability	3,755.1	5,986.2
Investment tax credits	—	5,621.7
Net defined benefit liability	1,342.1	1,237.1
Unrealized loss on inventories	858.5	899.0
Deferred compensation cost	330.3	374.0
Investments in equity instruments at FVTOCI	66.3	10.1
Others	251.5	305.1

	$25,958.2	$49,153.9

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(866.5)	$(706.3)
Others	(863.4)	(1,167.6)

	$(1,729.9)	$(1,873.9)

	Year Ended December 31, 2019
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$11,839.2	$1,727.8	$—	$(19.8)	$13,547.2
Refund liability	2,594.0	(443.2)	—	(0.4)	2,150.4
Net defined benefit liability	1,084.9	(38.2)	(30.4)	—	1,016.3
Unrealized loss on inventories	751.0	(280.8)	—	(0.8)	469.4
Deferred compensation cost	271.7	59.4	—	(8.0)	323.1
Investments in equity instruments at FVTOCI	56.2	0.1	9.4	—	65.7
Others	209.4	151.1	—	(4.2)	356.3

	$16,806.4	$1,176.2	$(21.0)	$(33.2)	$17,928.4

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(61.7)	$(271.9)	$—	$—	$(333.6)
Others	(171.6)	160.8	—	—	(10.8)

	$(233.3)	$(111.1)	$—	$—	$(344.4)

	Year Ended December 31, 2020
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$13,547.2	$5,824.0	$—	$(16.8)	$19,354.4
Refund liability	2,150.4	1,606.1	—	(1.4)	3,755.1
Net defined benefit liability	1,016.3	(96.3)	422.1	—	1,342.1
Unrealized loss on inventories	469.4	391.1	—	(2.0)	858.5
Deferred compensation cost	323.1	27.4	—	(20.2)	330.3
Investments in equity instruments at FVTOCI	65.7	—	0.6	—	66.3
Others	356.3	(91.6)	—	(13.2)	251.5

	$17,928.4	$7,660.7	$422.7	$(53.6)	$25,958.2

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(333.6)	$(532.9)	$—	$—	$(866.5)
Others	(10.8)	(852.6)	—	—	(863.4)

	$(344.4)	$(1,385.5)	$—	$—	$(1,729.9)

	Year Ended December 31, 2021
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$19,354.4	$15,365.7	$—	$0.6	$34,720.7
Refund liability	3,755.1	2,231.5	—	(0.4)	5,986.2
Investment tax credits	—	5,621.7	—	—	5,621.7
Net defined benefit liability	1,342.1	(75.9)	(29.1)	—	1,237.1
Unrealized loss on inventories	858.5	41.0	—	(0.5)	899.0
Deferred compensation cost	330.3	49.2	—	(5.5)	374.0
Investments in equity instruments at FVTOCI	66.3	—	(56.2)	—	10.1
Others	251.5	59.1	—	(5.5)	305.1

	$25,958.2	$23,292.3	$(85.3)	$(11.3)	$49,153.9

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(866.5)	$160.2	$—	$—	$(706.3)
Others	(863.4)	(300.8)	(3.4)	—	(1,167.6)

	$(1,729.9)	$(140.6)	$(3.4)	$—	$(1,873.9)

d.	The deductible temporary differences for which no deferred income tax assets have been recognized
As of December 31, 2020 and 2021, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$55,521.0 million and NT$66,431.3 million, respectively.

e.	Unused tax-exemption information
As of December 31, 2021, the profits generated from the following project of TSMC are exempt from income tax for a five-year period:

Tax-exemption Period
Construction and expansion of 2009 by TSMC	2018 to 2022

f.	The information of unrecognized deferred income tax liabilities associated with investments
As of December 31, 2020 and 2021, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to NT$152,827.4 million and NT$177,552.8 million, respectively.

g.	Income tax examination
The tax authorities have examined income tax returns of TSMC through 2019. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

28.	EARNINGS PER SHARE

	Years Ended December 31
	2019	2020	2021
	(NT$)	(NT$)	(NT$)
Basic EPS	$13.65	$19.70	$22.84

Diluted EPS	$13.65	$19.70	$22.84

EPS is computed as follows:

	Amounts (Numerator) NT$ (In Millions)	Number of Shares (Denominator) (In Millions)	EPS (NT$)
Year Ended December 31, 2019
Basic/Diluted EPS
Net income available to common shareholders of the parent	$353,948.0	25,930.3	$13.65

Year Ended December 31, 2020
Basic/Diluted EPS
Net income available to common shareholders of the parent	$510,744.0	25,930.3	$19.70

Year Ended December 31, 2021
Basic/Diluted EPS
Net income available to common shareholders of the parent	$592,359.2	25,930.3	$22.84

29.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Employee restricted stock awards
The issuance of employee restricted stock awards (RSAs) for year 2021 of no more than 2.6 million common shares has been approved by TSMC’s shareholders’ meeting held on July 26, 2021. The grants will be made free of charge. Under the aforementioned resolution, TSMC’s Board of Directors approved the issuance of RSAs of 1.4 million shares. The grant date and the issuance date will be on March 1, 2022.

Vesting conditions of the aforementioned arrangement are as follow:

1)	The RSAs granted to a key management personnel can only be vested if

•	the key management personnel remains employed by TSMC on the last date of each vesting period;

•	during the vesting period, the key management personnel may not breach any agreement with the TSMC or violate the TSMC’s work rules; and

•	certain key management personnel performance metrics and the TSMC’s business performance metrics are met.

2)
The maximum percentage of granted RSAs that may be vested each year shall be as follows:
one-year
anniversary of the grant: 50%;
two-year
anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of the TSMC’s business performance metrics.

3)
The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on the TSMC’s relative Total Shareholder Return (”TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation Committee’s evaluation of the TSMC’s Environmental, Social, and Governance (”ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%
Restrictions imposed on the key management personnel’ rights in the RSAs before the vesting conditions are fulfilled:

1)
During each vesting period, no key management personnel granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

2)
Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the key management personnel’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.

3)	Granted RSAs shall be deposited in a trust/custody account.
In April
 2022, TSMC’s Board of Directors approved the issuance of RSAs for year 2022 of no more than 3.1 million common shares. The grants will be made free of charge. The actual number of shares to be issued will be resolved by the Board of Directors after the RSAs is approved at the shareholders’ meeting and by the competent authority.

b.	Cash-settled share-based payment arrangements
In February 2022, TSMC executed a compensation plan to grant no more than 0.3 million units of employee cash-settled
share-based payment arrangement without consideration. One unit of the right represents a right to the market value of one TSMC’s common share when vested. The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs for year 2021.

30.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
a. Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$256,530.9	$299,311.4	$386,103.9
Recognized in operating expenses	24,856.7	25,191.3	27,936.2
Recognized in other operating income and expenses	24.2	35.7	147.6

	$281,411.8	$324,538.4	$414,187.7

b. Amortization of intangible assets

Recognized in cost of revenue	$3,069.9	$4,837.7	$5,574.3
Recognized in operating expenses	2,402.5	2,348.5	2,632.9

	$5,472.4	$7,186.2	$8,207.2

c. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$2,609.7	$2,809.5	$3,711.0
Defined benefit plans	259.6	204.9	192.5

	2,869.3	3,014.4	3,903.5
Other employee benefits	107,115.3	137,803.0	161,043.6

	$109,984.6	$140,817.4	$164,947.1

Employee benefits expense summarized by function
Recognized in cost of revenue	$64,702.0	$83,099.0	$98,012.8
Recognized in operating expenses	45,282.6	57,718.4	66,934.3

	$109,984.6	$140,817.4	$164,947.1

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

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Profit sharing bonus to employees	$23,165.7	$34,753.2	$35,601.5

TSMC’s profit sharing bonus to employees and compensation to directors for 2019, 2020 and 2021 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Resolution Date of TSMC’s Board of Directors in its meeting	February 11, 2020	February 9, 2021	February 15, 2022
Profit sharing bonus to employees	$23,165.7	$34,753.2	$35,601.5

Compensation to directors	$360.4	$509.8	$487.5

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2019, 2020 and 2021, respectively

31.	CASH FLOW INFORMATION

a.	Non-cash transactions

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Additions of financial assets at FVTOCI	$257,824.5	$268,653.5	$253,613.9
Conversion of convertible bonds into equity securities	—	(120.5)	—
Exchange of equity instruments	—	—	(106.2)
Changes in accrued expenses and other current liabilities	(266.3)	(5,895.5)	2,381.0

Payments for acquisition of financial assets at FVTOCI	$257,558.2	$262,637.5	$255,888.7

Disposal of financial assets at FVTOCI	$229,525.1	$269,011.8	$251,201.4
Changes in other financial assets	919.4	(2,079.9)	3,509.3
Exchange of equity instruments	—	—	(106.2)

Proceeds from disposal of financial assets at FVTOCI	$230,444.5	$266,931.9	$254,604.5

(Continued)

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Additions of property, plant and equipment	$564,283.0	$525,720.7	$835,406.3
Changes in other financial assets	472.5	584.7	1,934.0
Exchange of assets	(3,287.1)	(1.1)	(3,256.5)
Changes in payables to contractors and equipment suppliers	(100,963.9)	(19,085.9)	5,153.3
Transferred to initial carrying amount of hedged items	(82.3)	20.3	(41.4)

Payments for acquisition of property, plant and equipment	$460,422.2	$507,238.7	$839,195.7

Additions of intangible assets	$9,237.7	$12,559.5	$9,318.5
Changes in other financial assets	22.2	10.5	2.9
Changes in account payable	70.0	191.4	—
Changes in accrued expenses and other current liabilities	—	(3,219.0)	(280.7)

Payments for acquisition of intangible assets	$9,329.9	$9,542.4	$9,040.7

(Concluded)

b.	Reconciliation of liabilities arising from financing activities

			Non-cash changes
	Balance as of January 1, 2019	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2019
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Short-term loans	$88,754.7	$31,804.3	$(2,036.7)	$—	$—	$118,522.3
Bonds payable	91,800.0	(34,900.0)	—	—	—	56,900.0
Lease liabilities	19,903.6	(3,174.0)	(73.3)	419.7	240.9	17,316.9

Total	$200,458.3	$(6,269.7)	$(2,110.0)	$419.7	$240.9	$192,739.2

			Non-cash changes
	Balance as of January 1, 2020	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2020
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Short-term loans	$118,522.3	$(31,571.6)	$1,608.3	$—	$—	$88,559.0
Bonds payable	56,900.0	204,535.0	(4,758.6)	—	28.7	256,705.1
Long-term bank loans	—	2,000.0	—	—	(32.4)	1,967.6
Lease liabilities	17,316.9	(2,819.7)	(78.5)	7,742.2	227.7	22,388.6

Total	$192,739.2	$172,143.7	$(3,228.8)	$7,742.2	$224.0	$369,620.3

			Non-cash changes
	Balance as of January 1, 2021	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2021
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Short-term loans	$88,559.0	$35,668.4	$(8,777.5)	$—	$(528.6)	$114,921.3
Bonds payable	256,705.1	361,255.1	(3,646.9)	—	157.3	614,470.6
Long-term bank loans	1,967.6	1,510.0	—	—	(1.8)	3,475.8
Lease liabilities	22,388.6	(2,178.3)	(82.3)	2,619.4	193.3	22,940.7

Total	$369,620.3	$396,255.2	$(12,506.7)	$2,619.4	$(179.8)	$755,808.4

Note:	Other changes include discounts on short-term loans, amortization of bonds payable, amortization of long-term bank loan interest subsidy and financial cost of lease liabilities.

32.	CAPITAL MANAGEMENT
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

33.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2020	December 31, 2021
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets
FVTPL (Note 1)	$2,259.4	$159.0
FVTOCI (Note 2)	129,918.7	129,607.1
Hedging financial assets	0.1	13.5
Amortized cost (Note 3)	826,293.6	1,283,715.7

	$958,471.8	$1,413,495.3

Financial liabilities
FVTPL (Note 4)	$94.1	$681.9
Hedging financial liabilities	1.2	9.6
Amortized cost (Note 5)	748,129.3	1,355,957.2

	$748,224.6	$1,356,648.7

Note 1:	Financial assets mandatorily measured at FVTPL.
Note 2:	Including notes and accounts receivable (net), equity and debt investments.
Note 3:	Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables and refundable deposits.
Note 4:	Held for trading.

Note 5:	Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.

b.	Financial risk management objectives
The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.
The plans for material treasury activities are reviewed by the Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk
The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.
Foreign currency risk
Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT
dollar-denominated assets and liabilities and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.
Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the years ended December 31, 2019, 2020 and 2021, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$2,137.3 million, NT$897.7 million and NT$1,435.3 million, respectively, and decreased its other comprehensive income by NT$107.7 million for the year ended December 2019, after taking into account hedges and offsetting positions.
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

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$3,516.6 million, NT$3,143.6 million and NT$3,767.1 million for the years ended December 31, 2019, 2020, and 2021, respectively.
All of the Company’s short-term debt is floating-rate, hence a rise in interest rates may result in higher interest expense than expected. The majority of the Company’s long-term debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect the future cash flows and the carrying amount.
Other price risk
The Company is exposed to equity price risk arising from financial assets at FVTOCI.
Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the years ended December 31, 2019, 2020 and 2021, the other comprehensive income would have decreased by NT$401.9 million, NT$446.5 million and NT$595.8 million, respectively.

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
Business related credit risk
The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.
As of December 31, 2021 and 2020, the Company’s ten largest customers accounted for 79% of accounts receivable in both years. The Company considers the concentration of credit risk for the remaining accounts receivable not material.
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
For the years ended December 31, 2019, 2020 and 2021, the expected credit loss increased NT$0.6 million, increased NT$1.1 million and decreased NT$3.3 million, respectively. The changes were mainly due to investment portfolio adjustment.

e.	Liquidity risk management
The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.
The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
December 31, 2020

Non-derivative financial liabilities
Short-term loans	$88,557.5	$—	$—	$—	$88,557.5
Accounts payable (including related parties)	41,095.0	—	—	—	41,095.0
Payables to contractors and equipment suppliers	157,805.0	—	—	—	157,805.0
Accrued expenses and other current liabilities	71,995.7	—	—	—	71,995.7
Bonds payable	5,328.0	27,631.6	59,986.8	207,152.1	300,098.5
Long-term bank loans	8.0	847.4	1,170.9	—	2,026.3
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,024.2	3,566.7	3,198.8	15,067.9	23,857.6

	366,813.4	32,045.7	64,356.5	222,220.0	685,435.6

Derivative financial instruments
Forward exchange contracts
Outflows	177,764.2	—	—	—	177,764.2
Inflows	(181,458.0)	—	—	—	(181,458.0)

	(3,693.8)	—	—	—	(3,693.8)

	$363,119.6	$32,045.7	$64,356.5	$222,220.0	$681,741.8

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
December 31, 2021

Non-derivative financial liabilities
Short-term loans	$114,767.0	$—	$—	$—	$114,767.0
Accounts payable (including related parties)	48,722.8	—	—	—	48,722.8
Payables to contractors and equipment suppliers	145,742.2	—	—	—	145,742.2
Accrued expenses and other current liabilities	120,240.4	—	—	—	120,240.4
Bonds payable	13,580.6	42,801.4	191,458.1	506,505.0	754,345.1
Long-term bank loans	183.7	2,217.1	1,153.9	—	3,554.7
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,371.6	3,896.2	3,385.3	14,649.2	24,302.3
Others	—	164,991.9	—	—	164,991.9

	445,608.3	213,906.6	195,997.3	521,154.2	1,376,666.4

Derivative financial instruments
Forward exchange contracts
Outflows	187,708.0	—	—	—	187,708.0
Inflows	(187,631.9)	—	—	—	(187,631.9)

	76.1	—	—	—	76.1

	$445,684.4	$213,906.6	$195,997.3	$521,154.2	$1,376,742.5

Note: Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
December 31, 2020
Lease liabilities	$7,402.0	$5,253.9	$2,255.2	$156.8	$15,067.9

December 31, 2021
Lease liabilities	$7,513.9	$5,043.1	$1,972.7	$119.5	$14,649.2

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated statements of financial position
Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

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

Because certain equity investment’s quoted price (unadjusted) in active markets became available in the fourth quarter of 2020, its fair value hierarchy was transferred from Level 2 to Level 1.

December 31, 2021
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets at FVTPL
Mandatorily measured at FVTPL
Forward exchange contracts	$—	$159.0	$—	$159.0

(Continued)

	December 31, 2021
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets at FVTOCI
Investments in debt instruments
Corporate bonds	$—	$57,253.2	$—	$57,253.2
Agency bonds/Agency mortgage-backed securities	—	32,070.1	—	32,070.1
Government bonds	21,267.0	78.8	—	21,345.8
Asset-backed securities	—	8,660.4	—	8,660.4
Investments in equity instruments
Non-publicly traded equity investments	—	—	5,887.9	5,887.9
Publicly traded stocks	189.8	—	—	189.8
Notes and accounts receivable, net	—	4,199.9	—	4,199.9

	$21,456.8	$102,262.4	$5,887.9	$129,607.1

Hedging financial assets
Cash flow hedges
Forward interest rate contracts	$—	$13.5	$—	$13.5

Financial liabilities at FVTPL
Held for trading
Forward exchange contracts	$—	$681.9	$—	$681.9

Hedging financial liabilities
Fair value hedges
Interest rate futures contracts	$9.6	$—	$—	$9.6

(Concluded)
Reconciliation of Level 3 fair value measurements of financial assets
The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI and financial assets at FVTPL. Reconciliations for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$3,910.7	$4,208.9	$4,514.9
Additions	372.3	175.2	319.2
Recognized in profit or loss	—	(3.8)	—
Recognized in other comprehensive income or loss	129.5	409.0	1,821.8
Disposals and proceeds from return of capital of investments	(76.5)	(51.1)	(700.2)
Transfers out of level 3 (Note)	(43.6)	—	—
Effect of exchange rate changes	(83.5)	(223.3)	(67.8)

Balance, end of year	$4,208.9	$4,514.9	$5,887.9

Note: The transfer from Level 3 to Level 2 is because observable market data became available for such equity investment.
Valuation techniques and assumptions used in Level
 2 fair value measurement
The fair values of financial assets and financial liabilities are determined as follows:

•
The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities and government bonds are determined by quoted market prices provided by third party pricing services.

•	The fair values of forward contracts are measured using forward rates and discount rates derived from quoted market prices.

•	The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.
Valuation techniques and assumptions used in Level
 3 fair value measurement
The fair values of
non-publicly
traded equity investments (excluding those trading on the Emerging Stock Board) are mainly determined by using the asset approach and market approach.
The asset approach takes into account the net asset value measured at the fair value by independent parties. On December 31, 2020 and 2021, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$39.0 million and NT$51.4 million, respectively, if discounts for lack of marketability increase by 1%.
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
Fair value hierarchy
The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	December 31, 2020
	Carrying	Level 2
	Amount	Fair Value
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets
Financial assets at amortized costs
Corporate bonds	$10,970.2	$11,053.6

Financial liabilities
Financial liabilities at amortized costs
Bonds payable	$256,705.1	$257,551.2

	December 31, 2021
	Carrying	Level 2
	Amount	Fair Value
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets
Financial assets at amortized costs
Corporate bonds	$5,307.0	$5,318.0

Financial liabilities
Financial liabilities at amortized costs
Bonds payable	$614,470.7	$613,514.7

Valuation techniques and assumptions used in Level
 2 fair value measurement
The fair values of corporate bonds and the Company’s bonds payable are determined by quoted market prices provided by third party pricing services.

34.	RELATED PARTY TRANSACTIONS
Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore, those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories
GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Years Ended December 31
		2019	2020	2021
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)
Item	Related Party Categories
Net revenue from sale of goods	Associates	$6,253.9	$8,129.8	$8,475.9

c.	Purchases

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Related Party Categories
Associates	$6,301.4	$7,606.4	$7,569.8

d.	Receivables from related parties

		December 31, 2020	December 31, 2021
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Name/Categories
Receivables from related	GUC	$370.6	$597.8
parties	Xintec	187.5	117.5

		$558.1	$715.3

Other receivables from related	SSMC	$45.3	$50.4
parties	VIS	4.3	11.1
	Other associates	1.0	—

		$50.6	$61.5

e.	Payables to related parties

		December 31, 2020	December 31, 2021
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Name/Categories
Payables to related parties	Xintec	$1,358.6	$725.3
	VIS	311.4	357.2
	SSMC	400.8	349.2
	Other associates	36.9	5.5

		$2,107.7	$1,437.2

f.	Accrued expenses and other current liabilities

		December 31, 2020	December 31, 2021
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Categories
Contract liabilities	Associates	$—	$726.4

g.	Others

		Years Ended December 31
		2019	2020	2021
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)
Item	Related Party Categories
Manufacturing expenses	Associates	$2,823.0	$5,440.0	$5,459.9

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
The compensation to directors and other key management personnel were as
follows:

	Years Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Short-term employee benefits	$1,922.2	$2,666.7	$2,886.8
Post-employment benefits	2.7	2.3	2.9

	$1,924.9	$2,669.0	$2,889.7

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and market trends.

35.	PLEDGED ASSETS
The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building construction, building lease agreements and energy purchase agreements. As of December 31, 2020 and 2021, the aforementioned other financial assets amounted to NT$135.4 million and NT$210.2 million, respectively.

36.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS
Significant contingent liabilities and unrecognized commitments of the

Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.
Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of December 31, 2021, the R.O.C. Government did not invoke such right.

b.
Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips
spun-off
its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2021.

c.
TSMC entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

d.	TSMC entered into a long-term purchase agreement of equipment. The relative fulfillment quantity and price are specified in the agreement.

e.	TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

f.	Amounts available under unused letters of credit as of December 31, 2020 and 2021 were NT$56.2 million and NT$136.7 million, respectively.

37.	SIGNIFICANT OPERATION LOSSES
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

a.	Operating segments, segment revenue and operating results
TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.
The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

b.	Geographic and major customers’ information were as follows:

1)	Geographic information

	December 31,	December 31,
	2020	2021
Noncurrent Assets	NT$ (In Millions)	NT$ (In Millions)

Taiwan	$1,569,080.4	$1,953,007.7
United States	9,455.5	41,208.7
China	34,456.4	41,895.2
Europe, the Middle East and Africa	174.2	143.9
Japan	327.2	1,011.0
Others	3.0	0.5

	$1,613,496.7	$2,037,267.0

Noncurrent assets include property, plant and equipment,
right-of-use
assets, intangible assets and other noncurrent assets.

2)	Major customers representing at least 10% of net revenue

	Years Ended December 31
	2019		2020		2021
	Amount	%	Amount	%	Amount	%
	NT$		NT$		NT$
	(In Millions)		(In Millions)		(In Millions)

Customer A	$247,213.3	23	$336,775.5	25	$405,403.0	26
Customer B	NA (Note)	NA	NA	NA	153,740.8	10
Customer C	152,876.9	14	167,390.8	12	NA	NA

Note:	Revenue less than 10% of the Company’s net revenue.