Form 20-F
period 2022-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2023-04-20
CIK 1046179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
As of December 31, 2022, 25,930,380,458 Common Shares, par value NT$10 each were outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☑    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

Taiwan Semiconductor Manufacturing Company Limited

EX-2a.1 DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
EX-4.53 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED EMPLOYEE STOCK PURCHASE PLAN FOR COMMON SHARES.
EX-4.54 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION RELATING TO FAB20 (EFFECTIVE SEPTEMBER 1, 2022 TO DECEMBER 31, 2041) (ENGLISH SUMMARY).
EX-4.55 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION RELATING TO FAB20 (EFFECTIVE JULY 4, 2022 TO DECEMBER 31, 2041) (ENGLISH SUMMARY).

i

EX-4.56 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION RELATING TO FAB20 (EFFECTIVE NOVEMBER 1, 2022 TO DECEMBER 31, 2041) (ENGLISH SUMMARY).
EX-4.57 LAND LEASE WITH KAOHSIUNG CITY GOVERNMENT RELATING TO FAB22 (EFFECTIVE AUGUST 1, 2022) (ENGLISH SUMMARY).
EX-4.58 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION RELATING TO THE FAB LOCATED IN LONGTAN SCIENCE PARK (EFFECTIVE MARCH 1, 2023 TO DECEMBER 31, 2042) (ENGLISH SUMMARY).
EX-4.59 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION RELATING TO FAB20 (EFFECTIVE MARCH 1, 2023 TO DECEMBER 31, 2042) (ENGLISH SUMMARY).
EX-8.1 SUBSIDIARIES OF TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
EX-12.1 CERTIFICATION OF CEO - RULE 13A-14(A)
EX-12.2 CERTIFICATION OF CFO - RULE 13A-14(A)
EX-13.1 CERTIFICATION OF CEO - RULE 13A-14(B)
EX-13.2 CERTIFICATION OF CFO - RULE 13A-14(B)
EX-15.1 CONSENT OF DELOITTE & TOUCHE
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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. Important factors that could cause those differences include, but are not limited to:

•	general local and global economic conditions;

•	the political stability of our local region;

•	outlook of the major and emerging end markets for our products, such as smartphones, high performance computing, internet of things (“IoT”), automotive and digital consumer electronics;

•	the volatility of the semiconductor and electronics industry;

•	our ability to develop new technologies successfully and remain a technological leader;

•	the increased competition from other companies;

•	overcapacity in the semiconductor industry;

•	our reliance on certain major customers;

•	the reliability of our information technology systems and resilience to any cyberattacks;

•	our ability to maintain control over expansion and facility modifications;

•	our ability to generate growth and profitability;

•	our ability to hire and retain qualified personnel;

•	our ability to acquire required equipment and supplies necessary to meet business needs;

•	our ability to protect our technologies, intellectual property rights and third-party licenses;

•	disruptive events or industrial accidents;

•	power and other utility shortages;

•	construction issues as we expand our capacity;

•	fluctuations in foreign currency rates, in particular, any material appreciation of the NT dollar against the U.S. dollar, and our ability to manage such risks; and

•	the COVID-19 pandemic.

Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the commercial production using 2-nanometer and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry, business expansion plans or new investments as well as business acquisitions and financing plans. If any one or more of the assumptions underlying the industry or market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Please see “Item 3. Key Information – Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

As used in this annual report, all references to “we,” “us,” the “Company” and “TSMC” are to Taiwan Semiconductor Manufacturing Company Limited and its consolidated subsidiaries.

EXCHANGE RATES

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$,” “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars in this annual report were made at NT$30.73 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022.

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

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the U.S. Securities and Exchange Commission (“U.S. SEC”), among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf, and that such factors may adversely affect our business and financial status and therefore the value of your investment:

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

Since 2018, there have been political and trade tensions among a number of the world’s major economies. These tensions have resulted or may result in the implementation of tariff, non-tariff trade barriers and sanctions, including the use of export control restrictions and sanctions against certain countries and individual companies. These trade barriers and other measures have been particularly impactful to the semiconductor industry and related markets. Prolonged or increased use of trade barriers and such measures may result in a decrease in the growth of the global economy and the semiconductor industry, and could cause turmoil in global markets that often result in declines in electronic products sales from which we generate our income through our products and services. Also, any increase in the use of export control restrictions and sanctions to target certain countries and entities, any expansion of the extraterritorial jurisdiction of export control laws, or complete or partial ban on semiconductor products sales to certain entities could impact not only our ability to continue supplying products to those customers, but also our customers’ demand for our products, and could even lead to changes in semiconductor supply chains. For example, in May 2020 and again in August 2020, the U.S. tightened its export control measures against Huawei Technology Co. Ltd. and its affiliates (collectively, “Huawei”), including an expanded license requirement for providing Huawei with items subject to the U.S. export control jurisdiction. To comply with relevant laws and regulations, we have discontinued shipment of products to Huawei since September 15, 2020. Since February 2022, there have been expansive measures, including sanctions and export controls, imposed by several countries and regions against Russia, including certain individuals and entities, in connection with the military conflict in Ukraine. In October 2022, the U.S. adopted additional export controls over China on advanced computing integrated circuits (“ICs”), computer commodities that contain such ICs, and certain semiconductor manufacturing items, as well as controls on transactions involving items for supercomputer and semiconductor manufacturing end-uses. The new controls add new license requirements for items destined to a semiconductor fabrication facility in China that fabricates ICs meeting specified advanced node parameters as well as U.S. persons’ activities supporting such facility or semiconductor manufacturing items, and licenses for facilities owned by multinationals, like us, will be decided on a case-by-case basis. In the same month, we secured a one-year general authorization from the U.S. government, which allows us to maintain our fab’s operations in Nanjing, China. However, there is no assurance that we will be able to continue securing such general authorization on a timely basis or at all. On the other hand, measures adopted by an affected country to counteract the impact of another country’s actions or regulations could lead to significant legal liability to multinational corporations including our own. For example, in January 2021, China adopted a blocking statute that, among other matters, entitles Chinese entities incurring damages from a multinational’s compliance with foreign laws to seek civil remedies. As of the date of this annual report, our current results of operations have not been materially affected by the expanded export control regulations or the novel rules or measures adopted to counteract them. Nevertheless, depending on future developments in global trade tensions and military conflicts, such regulations, rules, or measures may have an adverse impact on our business and operations, and we may incur significant legal liability and financial losses as a result.

Any future systemic political, economic or financial crisis or market volatility, including but not limited to interest rate and foreign exchange rate fluctuations, inflation or deflation and changes in economic, fiscal and monetary policies in major economies, could cause revenue or profits for the semiconductor industry as a whole to decline dramatically, and if the economic conditions or financial conditions of our customers were to deteriorate, the demand for our products and services may decrease and additional accounting related allowances may be required, which could reduce our operating income and net income. For example, starting in March 2023, the capital and credit markets have experienced volatility and disruption as a result of the failures of Silicon Valley Bank and Signature Bank as well as UBS’ announced acquisition of Credit Suisse. Concerns about the soundness of the banking system may cause small- and medium-sized banks to tighten their lending to preserve liquidity, which in turn could weigh on economic growth. If such levels of market volatility and disruption continue or escalate into systematic financial crisis or global economic downturn, it could result in a number of adverse follow-on effects on our business, including decreased customer demand, delays in the payment of account receivables to us, and insolvency of suppliers or customers. In addition, sufficient external financing may not be available to us on a timely basis, on commercially reasonable terms to us, or at all. If sufficient external financing is not available when we need such financing to meet our capital requirements, we may be forced to curtail our expansion, modify plans or delay the deployment of new or expanded services until we obtain such financing. In conclusion, any of these events, including any future global systemic crisis or further escalation of trade tensions as described above, could materially and adversely affect our results of operations.

Our global manufacturing, design and sales activities subject us to risks associated with political, economic, financial, military or other conditions or developments in various jurisdictions, including in particular the R.O.C., as well as in international trade, which could negatively affect our business and financial status and therefore the market value of your investment.

The majority of our principal executive officers and our principal production facilities are located in the R.O.C., and the majority of our net revenue is derived from our operations in the R.O.C. In addition, we have operations worldwide and a significant percentage of our revenue comes from sales to locations outside the R.O.C. Operating in the R.O.C. and overseas exposes us to changes in laws, rules, regulations and the enforcements of such laws, rules and regulations in certain key areas that could have a material impact on our operations, such as intellectual property, labor, antitrust, export control, import restrictions, and trade barriers or disputes. In addition, deterioration in general political, economic, financial or social conditions, military conflicts, the risk of outbreak of war or hostilities, terrorism events, security risks, social unrest, health conditions and possible disruptions in transportation networks in the various jurisdictions in which we operate or elsewhere, could have an adverse impact on our business and results of operations as well as the market price and the liquidity of our ADSs and common shares. Furthermore, any major change in economic, fiscal and/or trade policies in the U.S. from which we derive a substantial portion of our revenue or in another major jurisdiction could severely affect our business, financial condition and results of operations. For example, recent political and trade tensions among major economies as well as military conflicts (such as the conflict in Ukraine since early 2022) have resulted in the imposition of trade barriers, such as sanctions and import and export controls, which could increase our manufacturing costs, limit our access to certain supplies, make our pricing less competitive, and limit our ability to offer our products and services in some markets or source key materials and key production equipment, which may have adverse direct or indirect effects on our sales.

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

In addition, the financial markets have viewed certain past developments in relations between the R.O.C. and the P.R.C. as occasions to depress general market prices of the securities of R.O.C. companies, including our own. Also, the R.O.C. government has not lifted some trade and investment restrictions imposed on R.O.C. companies on the amount and types of certain investments that can be made in the P.R.C. Our plans, investment applications and/or any relevant regulatory approvals to establish or possibly expand operations in the P.R.C. may be delayed, interrupted, suspended or cancelled due to unforeseeable social and political factors in the R.O.C. or the P.R.C., and these potential operational risks can be aggravated by applicable export controls which impose license requirements on our P.R.C. fab’s acquisition of certain manufacturing tools.

If we are unable to successfully manage the complexity of our global operations and deal with the challenges and risks related to our overseas expansion, our business, financial condition and results of operations could be adversely affected.

We have multiple expansion projects that are currently underway, including the design and construction of new fabs worldwide. Global expansion has required and will continue to require considerable managerial, financial and other resources. We expect to face particular challenges in global expansion and operations, including but not limited to:

•

higher costs associated with construction of new fabs, establishing supply chains for various materials in different overseas locations, the impact on our ability to sustain our current level of productivity and manufacturing efficiency provided by our ecosystem of interconnected semiconductor fabs, employees and suppliers in the R.O.C., and recruiting and retaining talent in various overseas locations;

•

labor shortages, interruptions in the supply chains for various materials, and construction issues, which could substantially delay the completion of our expansion projects, and could further result in substantial additional costs or failure to meet our capacity expansion plans;

•

disruptions to our operations caused by natural or man-made disasters, including earthquakes, flooding, typhoons, droughts, tsunamis, sandstorms, wildfires, volcanic eruptions, fire, gas/chemical leakage, pandemic, sabotage, failure of critical facilities and equipment and shortages in the supply of utilities, such as water, electricity and natural gas, etc.;

•	scarcity of industrial-use land, which could limit our future expansion of operations;

•	compliance with applicable foreign laws and regulations, and the risk of penalties if our practices are deemed not to be in compliance;

•

challenges in managing information technology infrastructure in multiple locations and across different systems and risks of our information technology infrastructure succumbing to cyberattacks by third parties worldwide;

•	adverse changes relating to government grants or other government incentives;

•	challenges in creating an inclusive workplace in new sites to embrace the cultural differences and managing the operation over large geographic distances;

•	limited or insufficient intellectual property protection or difficulties enforcing our rights to intellectual property; and

•	exposure to different tax jurisdictions and potential adverse tax consequences.

If we are unable to overcome the above challenges, our business, financial condition and results of operations could be adversely affected.

Decreases in demand and average selling prices for products that contain semiconductors may adversely affect demand for our products and may result in a decrease in our revenue and earnings.

A vast majority of our revenue is derived from customers who use our products in smartphones, high performance computing, IoT, automotive, and digital consumer electronics. Any deterioration in or a slowdown in the growth of such end markets resulting in a substantial decrease in the demand for overall global semiconductor foundry services, including our products and services, could adversely affect our revenue. Further, semiconductor manufacturing facilities require substantial investment to construct and are largely fixed cost assets once they are in operation. Because we own most of our manufacturing capacities, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins. In addition, the historical trend of declining average selling prices (“ASP”) of end use applications places downward pressure on the prices of the components that go into such applications. Decreases in the ASP of end use applications may increase pricing pressure on components produced by us, which, in turn, may negatively impact our revenue, margin and earnings.

Since we are dependent on the highly cyclical semiconductor and electronics industries, which have experienced significant and sometimes prolonged periods of downturns and overcapacity, our revenue, margins and earnings may fluctuate significantly.

The electronics industries and semiconductor market are cyclical and subject to significant and often rapid fluctuations in product demand, which could impact our semiconductor foundry business. Variations in order levels from our customers may result in volatility in our revenue and earnings. From time to time, the electronics and semiconductor industries have experienced significant and occasionally prolonged periods of downturns and overcapacity. Because we are, and will continue to be, dependent on the demand of electronics and semiconductor companies for our services, periods of downturns and overcapacity in the general electronics and semiconductor industries could lead to reduced demand for overall semiconductor foundry services, including our services. If we cannot take appropriate actions, such as reducing our costs to sufficiently offset declines in demand, our revenue, margins and earnings will likely suffer during periods of downturns and overcapacity.

If we are unable to remain a technological leader in the semiconductor industry, unable to timely respond to fast-changing semiconductor market dynamics, or unable to maintain our edge in product quality, we may become less competitive.

The semiconductor industry and its technologies are constantly changing. We compete by developing process technologies using increasingly advanced nodes and manufacturing products with more functions. We also compete by developing new derivative technologies. If we do not anticipate these changes in technologies and rapidly develop new and innovative technologies, or our competitors unforeseeably gain sudden access to additional technologies, we may not be able to provide foundry services on competitive terms. In addition, our customers have significantly decreased the time in which their products or services are launched into the market. If we are unable to meet these shorter product time-to-market, we risk losing these customers. These factors have also been intensified by the shift of the global technology market to consumer driven products, such as smartphones, and increasing competition and concentration of customers (all further discussed among these risk factors). Also, the uncertainty and instability inherent in advanced technologies impose challenges for achieving expected product quality and product yield. If we fail to maintain quality, it may result in loss of revenue and additional cost, as well as loss of business or customer trust. If we are unable to overcome the above factors, we may become less competitive and our revenue may decline significantly.

In light of the rise of new foundry service providers worldwide, if we are unable to compete effectively in the highly competitive foundry segment of the semiconductor industry, we may lose customers and/or our profit margin and earnings may decrease.

The markets for our foundry services are highly competitive. We compete with other foundry service providers, as well as a number of integrated device manufacturers. Some of these companies may have access to more advanced technologies than us. Other companies may have greater financial and other resources than us, such as the possibility of receiving direct or indirect government subsidies, economic stimulus funds, or other incentives that may be unavailable to us. The governments of the United States, China, Europe, South Korea, and Japan provide various incentive programs to promote developments of their domestic semiconductor industries, such as the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (the “U.S. CHIPS Act”), which provides financial incentives to incentivize the development of U.S. semiconductor industry. Although governments in certain of the countries or regions where we are currently expanding or planning to expand our production capacity have extended or may in the future extend certain financial incentives to us, there is no assurance that we will be able to apply for or receive such financial incentives at the levels we expect or at all. Additionally, any financial incentives we receive may be subject to strict conditions, or the grantors could seek to recover any funds provided to us, or cancel, reduce or deny our requested subsidies or grants in the future. This could materially increase our operating costs and adversely affect our results of operations.

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

We perform long-term market demand forecasts for our products and services to manage our overall capacity. Based on our market demand forecasts, we have continued to add capacity to meet market needs for our products and services, including in Taiwan, in Arizona, U.S., in Nanjing, China and in Kumamoto, Japan.

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

Over the years, our customer profile and the nature of our customers’ business have changed dramatically. While we generate revenue from hundreds of customers worldwide, our ten largest customers in 2020, 2021 and 2022 accounted for approximately, 74%, 71% and 68% of our net revenue in the respective year. Our largest customer in 2020, 2021 and 2022 accounted for 25%, 26% and 23% of our net revenue in the respective year. Our second largest customer in 2020 and 2021 accounted for 12% and 10% of our net revenue in the respective year. In 2022, our second largest customer accounted for less than 10% of our net revenue. A more concentrated customer base will subject our revenue to seasonal demand fluctuations from our large customers, and cause different seasonal patterns in our business. This customer concentration results in part from the changing dynamics of the electronics industry with the structural shift to mobile and high performance computing (“HPC”) devices and applications and software that provide the content for such devices.

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

The loss of, or significant curtailment of purchases by, one or more of our top customers, including curtailments due to increased competitive pressures, industry consolidation, changes in applicable regulatory restrictions, product designs, manufacturing sourcing or outsourcing policies or practices of these customers, the timing of customer inventory adjustments, or changes in our major customers’ business models, may adversely affect our results of operations and financial condition.

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

In the past, we experienced and may in the future be subject to attack by malicious software. We have implemented and continually update rigorous cybersecurity measures to prevent and minimize harm caused by such attacks. Such measures include advanced virus scanning tools to protect fab equipment, strengthening firewall and network controls to prevent computer viruses from spreading among tools and fabs, installing advanced malware defense solutions for critical computers, introducing new solution architecture to secure internet access, adopting advanced solutions against distributed denial-of-service attacks from the internet, introducing new technology for data protection, enhancing and certifying office computer security compliance, improving email phishing defense and implementing employee awareness testing. We also established an integrated and automatic security operation platform, enabled the automation of cybersecurity event detection and response, enhanced internal security assessment automation, conducted external red team testing and practiced responses to ransomware attacks. For supply chain risks reduction, through collaboration, we helped major suppliers improve their security maturity and share industry security events and best practices on demand and by schedule. Moreover, we have collaborated with Semiconductor Equipment and Materials Institute (“SEMI”) to set up a Semiconductor Cybersecurity Committee to promote security standards (SEMI E187) as well as security assessment methodology for improving the resilience of semiconductor supply chain. While these ongoing enhancements further improve our cybersecurity defense solutions, there can be no assurance that we are immune to cyberattacks.

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

We rely on the continued services and contributions of our management team, skilled technical and professional personnel. Our business could suffer from the inability to fulfill personnel needs with high quality professionals in a timely fashion caused by the loss of personnel, talent shortages, illegal talent poaching, immigration controls, or related changes in market demand for our products and services. Since there is fierce competition for talent recruitment, we cannot ensure timely fulfillment of our personnel demand.

We may be unable to obtain in a timely manner and at a reasonable cost equipment that is necessary for us to remain competitive.

Our operations and ongoing expansion plans depend on our ability to obtain an appropriate amount of equipment and related services available from a limited number of suppliers. We may encounter the situation of limited supply and long delivery cycles. To better manage our supply chain, we evaluate and project delivery lead times to minimize the impact of supply chain risks on operating costs. We have also implemented various collaborative business models and risk management contingencies with suppliers to ensure supply and shorten the procurement lead time. However, if we are unable to acquire in a timely manner the equipment and parts we need, we may fail to successfully implement capacity expansion plans and exploit time sensitive business opportunities. Additionally, ongoing trade tensions could result in increased prices for, or even unavailability of, key equipment, through delay or denial of necessary export licenses, adoption of additional export control measures and other tariff or non-tariff barriers. If we are unable to obtain equipment in a timely fashion to fulfill our customers’ demand for technology and production capacity, or unable to do so at a reasonable cost, our financial condition and results of operations could be negatively impacted.

Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at commercially reasonable prices.

Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals, and photoresist, on a timely basis and at commercially reasonable prices. In the past, shortages in the supply of some materials, whether by specific suppliers or by the semiconductor industry generally, have resulted in occasional industry-wide price adjustments and delivery delays. Moreover, major natural disasters, trade barriers and political or economic turmoil, including military conflicts and inflation, occurring within the country of origin of such raw materials may also significantly disrupt the availability of such raw materials or increase their prices. Also, since we procure some of our raw materials from sole-sourced suppliers, there is a risk that our need for such raw materials may not be met or that back-up supplies may not be readily available. Importation and domestic production limitations may also limit our ability to obtain adequate supplies of raw materials as well as materials of the necessary quality. In addition, recent trade tensions could result in increased prices or even unavailability of raw materials due to tariffs, export control or other non-tariff barriers. Our revenue and earnings could decline if we are unable to obtain adequate supplies of the necessary raw materials in a timely manner or if there are significant increases in the costs of raw materials.

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

Our operational results could also be materially and adversely affected by disruptive events, such as earthquakes and droughts, or by industrial accidents, in the locations in which we, our customers or our suppliers operate.

Disruptions caused by natural and man-made disasters, including earthquakes, flooding, typhoons, droughts, tsunamis, sandstorms, wildfires, volcanic eruptions, fire, gas/chemical leakage, pandemic, cyber-attacks, sabotage, failure of critical facilities and equipment, shortages in the supply of utilities, such as water, electricity and natural gas, etc., could interrupt our operations. Most of our production facilities, as well as those of many of our suppliers, customers and upstream providers of complementary semiconductor manufacturing services, are located in areas susceptible to natural disasters and may face potential shortages of electricity or water, which could cause interruptions to our operations.

Thus, if one or more natural disasters result in a prolonged disruption to our operations or those of our customers or suppliers, or if any of our fabs or vendor facilities were to be damaged or cease operations as a result of an unforeseen disruptive event, it could reduce our manufacturing capacity and cause the loss of important customers, and thereby have an adverse, material impact on our operational and financial performance.

Our operation may be interrupted, and our expansion may be limited, by power or other utility shortages.

We have occasionally suffered power outages, dips or surges caused by difficulties encountered by our electricity supplier or other power consumers on the same power grid. Some of these have resulted in interruptions to our operations. Such shortages or interruptions in electricity supply could further be exacerbated by changes in the energy policy of the governments. If we are unable to secure reliable and uninterrupted supply of electricity to power our manufacturing fabs, our ability to fill customers’ orders would be jeopardized.

In addition, severe weather events, such as droughts, and any measures taken by governments in response to such severe weather events, may materially affect our operations. For further information, see “— Our operational results could also be materially and adversely affected by disruptive events, such as earthquakes and droughts, or by industrial accidents, in the locations in which we, our customers or our suppliers operate.”

If such events were to occur over prolonged periods of time, our operations and financial performance may be materially adversely affected. Moreover, our future capacity expansions in Taiwan and elsewhere could be curtailed by utility shortages.

Adverse fluctuations in exchange rates could decrease our operating margin and/or revenue.

Substantially all of our sales are denominated in U.S. dollars and over half of our capital expenditures are denominated in currencies other than the NT dollar, primarily in U.S. dollars, Euros and Japanese yen. As a result, any significant fluctuations to our disadvantage in the exchange rate of the NT dollar against such currencies, in particular a weakening of the U.S. dollar against the NT dollar, would have an adverse impact on our revenue and operating profit as expressed in NT dollars. For example, every 1% depreciation of the U.S. dollar against the NT dollar would result in an approximately 0.4 percentage point decrease in our operating margin based on our 2022 results.

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

Because we engage in manufacturing activities in multiple jurisdictions and conduct business with our customers located worldwide, such activities are subject to a myriad of governmental regulations. For example, the manufacturing, assembling and testing of our products require the use of equipment that is subject to export control laws and regulations, as well as metals, chemicals, and materials that are subject to environmental, climate-related, health and safety, and humanitarian forced labor prohibition and conflict-free sourcing laws, regulations and guidelines issued worldwide. Our failure to comply with any such laws or regulations, as amended from time to time, and our failure to comply with any information and document sharing requests from the relevant authorities in a timely manner could result in:

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

Complying with applicable laws and regulations, such as environmental and climate related laws and regulations, could also require us, among other things, to do the following: (a) purchase, use or install remedial equipment; (b) implement remedial programs such as climate change mitigation programs; (c) modify our product designs and manufacturing processes, or incur other significant expenses such as paying any incurred carbon fees if our emission levels exceed applicable thresholds, and obtaining renewable energy sources, renewable energy certificates or carbon credits, substitute raw materials or chemicals that may cost more or be less available for our operations.

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

The COVID-19 pandemic could adversely affect our business and results of operations.

The COVID-19 pandemic has had impacts on worldwide economic activity. Prolonged impacts of COVID-19 or future similar events could adversely affect our business and results of operations in several ways, including but not limited to: (i) interruption of the operations of our supply chains for equipment, parts and materials in terms of manufacturing, logistics, and manpower arrangements for tool installation; (ii) fluctuation in our customers’ demands for certain products, leading to uncertainties for our capacity planning and also for meeting customer demand, which may harm our business with our customers and subject us to the risk of legal disputes; and (iii) potential production delays for our products due to forced fab or office closures or partial operation.

As of the date of this annual report, our current business and results of operations have not been materially affected by the COVID-19 pandemic, and with the easing of the COVID-19 pandemic, we do not expect our business and results of operations will be directly affected. Nevertheless, we could still face the post-pandemic downward changes in consumers’ demand for electronic products which in turn lead to reduced demand for and place downward pressure on the price of our products and services.

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

While we are subject to tax laws and regulations in various jurisdictions in which we operate or conduct business, our principal operations are in the R.O.C. and we are exposed primarily to taxes levied by the R.O.C. government. The R.O.C. Controlled Foreign Company (“CFC”) rules enacted in 2016 have been implemented since January 1, 2023, pursuant to which, certain profits retained at a CFC located in a low-tax jurisdiction would be taxable at its parent company in Taiwan. On the other hand, effective from January 1, 2023, the R.O.C. Statute for Industrial Innovation was amended such that eligible companies that develop innovative technologies domestically and possess leading position in global supply chain may claim investment tax credit of 25% on qualified R&D expenditure and 5% on procurement of machinery/equipment for advanced processes over a fiscal year. We anticipate that we will be eligible for these new incentives pursuant to the R.O.C. Statute for Industrial Innovation. Additionally, changes in the tax laws of foreign jurisdictions could arise as a result of the base erosion and profit shifting (BEPS) project that was undertaken by the Organisation for Economic Cooperation and Development (OECD). These changes may increase tax uncertainty and have an adverse effect on our operating results. See “Item 5. Operating and Financial Reviews and Prospects – Taxation” for further discussion of significant tax regulation changes.

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

One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund of the R.O.C., which owned 6.38% of TSMC’s outstanding shares as of February 28, 2023, had from time to time in the past sold our shares in the form of ADSs in several transactions.

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

Business Overview of the Company

As a foundry, we manufacture semiconductors using our manufacturing processes for our customers based on proprietary integrated circuit designs provided by them. We offer a comprehensive range of wafer fabrication processes, including processes to manufacture complementary metal-oxide-semiconductor (“CMOS”) logic, mixed-signal, radio frequency (“RF”), embedded memory, bipolar complementary metal-oxide-semiconductor (“BiCMOS”, which uses CMOS transistors in conjunction with bipolar junction transistor) mixed-signal and others. We also offer design, mask making, TSMC 3DFabricTM advanced packaging and silicon stacking technologies and testing services. We produced 30 percent of the world semiconductor excluding memory output value in 2022, as compared to 26 percent in the previous year.

We believe that our scale and capacity, particularly for advanced technologies, is a major competitive advantage. Please see “– Semiconductor Manufacturing Capacity and Technology” and “– Capacity Management and Technology Upgrade Plans” for a further discussion of our capacity.

We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor companies, system companies to integrated device manufacturers, including, but not limited to, Advanced Micro Devices, Inc., Amazon Web Services, Inc., Broadcom Limited, Intel Corporation, MediaTek Inc., NVIDIA Corporation, NXP Semiconductors N.V., Qualcomm Inc., Renesas Electronics Corporation, Sony Semiconductor Solutions Corporation, and STMicroelectronics N.V.

Our Semiconductor Facilities

We currently operate one 150mm wafer fab, six 200mm wafer fabs, five 300mm wafer fabs, and five advanced backend fabs. Our corporate headquarters and eight of our fabs are located in the Hsinchu Science Park, two fabs are located in the Central Taiwan Science Park, four fabs are located in the Southern Taiwan Science Park, one fab is located in the United States, one fab is located in Shanghai, and one fab is located in Nanjing. Our corporate headquarters and our seven fabs in Hsinchu occupy parcels of land of a total of approximately 1,241,998 square meters. We have leased these parcels from the Hsinchu Science Park Administration in Hsinchu under agreements that will be up for renewal between December 2026 and December 2042. We have leased from the Central Taiwan Science Park Administration a parcel of land of approximately 590,584 square meters for our Taichung fabs under agreements that will be up for renewal between September 2029 and June 2041. We have leased from the Southern Taiwan Science Park Administration approximately 1,842,039 square meters of land for our fabs in the Southern Taiwan Science Park under agreements that will be up for renewal between December 2024 and December 2041. We have leased from the Kaohsiung City Government approximately 228,013 square meters of land in the Kaohsiung Nanzih Technology Industrial Park, where Fab 22 will be located, under agreements that will be up for renewal by December 2023. We also own approximately 143,215 square meters of land located in Miaoli, Taiwan, where Advanced Backend Fab 6 and related offices are located. WaferTech, LLC (“WaferTech”) owns a parcel of land of approximately 1,052,186 square meters in the State of Washington in the United States, where the WaferTech fab and related offices are located. TSMC China owns the land use rights of 369,087 square meters of land in Shanghai, where Fab 10 and related offices are located. TSMC Nanjing owns the land use rights of 453,401 square meters of land in Nanjing, where Fab 16 and related offices are located. TSMC Arizona Corporation (“TSMC Arizona”) owns a parcel of land of approximately 4,775,885 square meters in the State of Arizona where Fab 21 and related offices will be located. Japan Advanced Semiconductor Manufacturing, Inc. (“JASM”) owns a parcel of land of approximately 213,340 square meters in Kumamoto Prefecture, Japan, where Fab 23 and related offices will be located. Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs.

Semiconductor Manufacturing Capacity and Technology

We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net revenue of advanced semiconductors of 7-nanometer and below, and are one of the leaders in the semiconductor manufacturing industry for mainstream and specialty technologies. Our 5-nanometer technology and 3-nanometer technology successfully entered volume production in 2020 and 2022, respectively. Also, we are continuing to make progress on the development of 2-nanometer technology, which we expect to enter volume production in 2025.

The following table lists our wafer fabs and those of our subsidiaries in operation as of February 28, 2023, together with the year of commencement of commercial production, wafer size and the most advanced technology for volume production:

Fab(1)	Year of commencement of commercial production	Wafer size	The most advanced technology for volume production(2)
2	1990	6-inch	450
3	1995	8-inch	150
5	1997	8-inch	150
6	2000	8-inch	110
8	1998	8-inch	110
10	2004	8-inch	150
11	1998	8-inch	150
12	2001	12-inch	3
14	2004	12-inch	16
15	2012	12-inch	7
16	2018	12-inch	16
18	2020	12-inch	3

(1)

Fabs 2, 3, 5, 8 and Fab 12 are located in Hsinchu Science Park. Fab 6, Fab 14, and Fab 18 are located in the Southern Taiwan Science Park. Fab 15 is located in Central Taiwan Science Park. Fab 11 is located in the Washington State, United States. Fab 10 is located in Shanghai, China and Fab 16 is located in Nanjing, China.

(2)	In nanometers, as of 2022 year-end.

In 2022, our annual capacity (in 12-inch equivalent wafers) was approximately 15 million wafers, compared to approximately 14 million wafers in 2021. This increase was primarily from the expansion of our 5-nanometer and 7-nanometer advanced technologies.

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

Our capital expenditures in 2020, 2021 and 2022 were NT$507,239 million, NT$839,196 million and NT$1,082,672 million (US$36,289 million, translated from a weighted average exchange rate of NT$29.84 to US$1.00), respectively. Our capital expenditures in 2023 are expected to be between US$32 billion and US$36 billion, which, depending on market conditions, may be adjusted later. Our capital expenditures for 2020, 2021 and 2022 were funded by our operating cash flow and proceeds from the issuance of corporate bonds, and our capital expenditures for 2023 are also expected to be funded in the same way. In 2023, we anticipate our capital expenditures to focus primarily on the following:

•	installing and expanding capacity, mainly for 5-nanometer and 3-nanometer nodes, including building/facility expansion for Fab 21 and Fab 18;

•	expanding capacity for specialty technologies and advanced packaging, including building/facility expansion for Fab 23 and Fab 22; and

•	investing in research and development projects for new process technologies.

We are entering a period of higher growth as the multiyear megatrends of 5G and high performance computing are expected to fuel strong demand for our semiconductor technologies in the next several years, after the COVID-19 pandemic accelerated digitalization in every aspect. We are working closely with our customers to address their needs in a sustainable manner.

These investment plans are preliminary and may change according to market conditions.

Markets and Customers

We categorize our net revenue mainly based on the countries where our customers are headquartered, which may be different from the countries to which we actually sell or ship our products or different from where products are actually ordered. Under this approach, the following table presents a geographic breakdown of our net revenue during the periods indicated:

	Year ended December 31,
	2020		2021		2022
Geography	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
North America	827,511	62%	1,035,982	65%	1,534,642	68%
China	233,783	17%	164,552	10%	245,169	11%
Asia Pacific(1)	144,448	11%	225,950	14%	241,214	11%
EMEA(2)	70,214	5%	89,010	6%	123,767	5%
Japan	63,299	5%	71,921	5%	119,099	5%

Total	1,339,255	100%	1,587,415	100%	2,263,891	100%

(1)	China and Japan are excluded from Asia Pacific.
(2)	EMEA stands for Europe, Middle East, and Africa.

In 2022, our net revenue increased by a total of NT$676,476 million compared to 2021, which was mainly due to an increase in orders from North America of NT$498,660 million, or a 48% year-over-year increase, from China of NT$80,617 million, or a 49% year-over-year increase and from Japan of NT$47,178 million, or a 66% year-over-year increase. In 2021, our net revenue increased by a total of NT$248,160 million compared to 2020, which was mainly due to an increase in orders from North America of NT$208,471 million, or a 25% year-over-year increase, from Asia Pacific of NT$81,502 million, or a 56% year-over-year increase and from EMEA of NT$18,796 million, or a 27% year-over-year increase. The increase was partially offset by a decrease in orders from China of NT$69,231 million, or a 30% year-over-year decrease.

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

Fabrication Processes. We manufacture semiconductors mainly using the complementary metal-oxide-semiconductor (“CMOS”) process. The CMOS process is currently the mainstream semiconductor manufacturing process. We use the CMOS process to manufacture logic semiconductors, mixed-signal/radio frequency semiconductors, which combine analog and digital circuitry in a single semiconductor, micro-electro-mechanical-system (“MEMS”), which combines micrometer featured mechanical parts, analog and digital circuitry in a single semiconductor, and embedded memory semiconductors, which combine logic and memory in a single semiconductor, etc.

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

High Performance Computing Platform: Driven by data explosion and application innovation, high performance computing has become one of the key growth drivers for our business. We provide customers, both fabless IC design companies and system companies, with leading-edge process technologies such as 3-nanometer Fin Field-Effect Transistor (“FinFET”), 4-nanometer FinFET, 5-nanometer FinFET, 6-nanometer FinFET, 7-nanometer FinFET and 12-nanometer/ 16-nanometer FinFET, as well as comprehensive intellectual properties including high-speed interconnect intellectual properties to meet customers’ product requirements for transferring and processing vast amounts of data anywhere and anytime. In particular, we introduced our first HPC-focused technology, N4X, representing the ultimate performance and maximum clock frequencies in our 5-nanometer family. Based on advanced process nodes, a variety of HPC products have been launched, such as personal computer central processing units (“CPUs”), graphics processor units (“GPUs”), field programmable gate arrays (“FPGAs”), server processors, accelerators, and high-speed networking chips, etc. These products can be used in current and future 5G/6G infrastructure, AI, cloud, and enterprise data centers. We also offer multiple TSMC 3DFabricTM advanced packaging and silicon stacking technologies, such as Chip-on-Wafer-on-Substrate (“CoWoS®”), Integrated Fan-Out (“InFO”), and System on Integrated Chip (“TSMC-SoIC®”), to enable homogeneous and heterogeneous chip integration to meet customers’ requirements for high performance, high compute density and high energy efficiency, low latency and high integration. We will continue to optimize our HPC platform and strengthen collaboration with customers to help customers capture market growth in HPC markets.

Smartphone Platform: For customers’ premium product applications, we offer leading logic process technologies such as 3-nanometer FinFET, 4-nanometer FinFET and 5-nanometer FinFET, as well as comprehensive intellectual properties to further enhance chip performance, reduce power consumption, and decrease chip size. For mainstream product applications, we offer a broad range of logic process technologies, including 6-nanometer FinFET, 7-nanometer FinFET plus, 7-nanometer FinFET, 12-nanometer FinFET compact plus (“12FFC+”), 12-nanometer FinFET compact (“12FFC”), 16-nanometer FinFET compact plus (“16FFC+”), 16-nanometer FinFET compact (“16FFC”), 28-nanometer high performance compact (“28HPC”), 28-nanometer high performance mobile compact plus (“28HPC+”), and 22-nanometer ultra-low power (“22ULP”), in addition to comprehensive intellectual properties, to satisfy customer needs for high-performance and low-power chips. Furthermore, for premium and mainstream product applications, we offer highly competitive, leading-edge specialty technologies to deliver specialty companion chips for customers’ logic application processors, including RF, embedded flash memory, emerging memory, power management ICs, sensors, and display chips, as well as TSMC 3DFabricTM advanced packaging technologies, such as industry-leading InFO technology.

IoT Platform: We provide leading, comprehensive, and highly integrated ultra-low power (“ULP”) technology platforms to enable innovations in artificial intelligence (“AI”) of things (“AIoT”, AI+ IoT) applications. Our offerings include the new FinFET-based 12-nanometer technology—N12eTM featuring energy efficiency with high performance that results in more computing power and AI inferencing, 22-nanometer ultra-low leakage (“ULL”), 28-nanometer ULP, 40-nanometer ULP, and 55-nanometer ULP technologies, which have been widely adopted by various edge AI system-on-a-Chip (“SoC”) and battery-powered applications. We have also extended our low Vdd (low operating voltage) offerings, providing simulation program with integrated circuit emphasis (SPICE) models with a wide range of operating voltages for extreme low-power applications. In addition, we offer competitive and comprehensive specialty technologies in RF, enhanced analog devices, embedded flash memory, emerging memory, sensors, display chips, and power management ICs, as well as multiple TSMC 3DFabricTM advanced packaging technologies, including InFO technology, to support the fast-growing demand in AIoT edge computing and wireless connectivity.

Automotive Platform: We offer a comprehensive spectrum of technologies and services to support the automotive industry’s three megatrends – safer, smarter and greener. We are also an industry leader in providing a robust automotive intellectual property ecosystem, which covers 5-nanometer FinFET, 7-nanometer FinFET, and 16-nanometer FinFET technologies, for advanced driver-assistance systems (“ADAS”), advanced in-vehicle infotainment (“IVI”), as well as zonal controllers for new electrical/electronic (“E/E”) architecture for the automotive industry. In addition to the advanced logic technology platform, we offer a broad array of competitive specialty technologies, including 28-nanometer embedded flash memory, 28-, 22- and 16-nanometer millimeter wave RF, high sensitivity CMOS Image/LiDAR (light detection and ranging) sensors, and power management ICs. The emerging technology of magnetoresistive random access memory (“MRAM”) has qualified for Automotive Grade-1 on 22-nanometer, and is developing 16-nanometer solution to meet Automotive Grade-1 requirement. All these technologies are applied to our automotive process qualification standards based on AEC-Q100 standards or meeting our customers’ technology specifications.

Digital Consumer Electronics (“DCE”) Platform: We provide customers with leading and comprehensive technologies to deliver AI-enabled smart devices for DCE applications, including digital TV (“DTV”), set-top box (“STB”), digital camera, and associated wireless local area network (“WLAN”), power management ICs, timing controller (“T-CON”) and so on. Our leading 7-nanometer FinFET, 16FFC/12FFC, 22ULP/22ULL and 28HPC+ technologies have been widely adopted by leading global makers of 8K/4K DTV, 4K streaming STB/ over-the-top (“OTT”), digital single-lens reflex (“DSLR”) devices, and so on. We will continue to make these technologies more cost competitive through die size shrink for customers’ digital intensive chip designs, and to drive lower power consumption for more cost-effective packaging.

The following table presents a breakdown of our net revenue by platform during the periods indicated:

	Year ended December 31,
	2020		2021		2022
Platform	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
High Performance Computing	439,810	33%	587,780	37%	932,384	41%
Smartphone	645,304	48%	695,091	44%	888,879	39%
Internet of Things	110,355	8%	133,006	8%	196,115	9%
Automotive	44,367	3%	67,077	4%	116,381	5%
Digital Consumer Electronics	54,556	4%	55,577	4%	56,159	3%
Others	44,863	4%	48,884	3%	73,973	3%

Total	1,339,255	100%	1,587,415	100%	2,263,891	100%

The increase in our net revenue from 2021 to 2022 mainly came from the High Performance Computing Platform of NT$344,604 million, or a 59% year-over-year increase, and from the Smartphone Platform of NT$193,788 million, or a 28% year-over-year increase. The increase also came from the Internet of Things Platform of NT$63,109 million, or a 47% year-over-year increase. The increase in our net revenue from 2020 to 2021 mainly came from the High Performance Computing Platform of NT$147,970 million, or a 34% year-over-year increase, and from the Smartphone Platform of NT$49,787 million, or an 8% year-over-year increase. The increase also came from the Automotive Platform of NT$22,710 million, or a 51% year-over-year increase.

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

For years, we and our alliance partners have spent considerable effort, time and resources to build our technology platforms. We unveiled an Open Innovation Platform® (“OIP”) initiative in 2008 to further enhance our technologies offerings. More OIP deliverables were introduced over the years, as well as in 2022. In the design methodology area, we announced EDA and intellectual property readiness of 3-nanometer and 5-nanometer, as well as continuous development of solutions to enhance power, performance and area (or PPA) on existing production technology nodes, including 6-nanometer, 12-nanometer and 22-nanometer nodes based on 7-nanometer, 16-nanometer and 28-nanometer, respectively. In addition, we also announced the availability of various 3-Dimensional Integrated Circuit reference flows to support TSMC 3DFabricTM that covers a wide range of design applications.

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

Research and Development

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the introduction of new technologies to meet customers’ demand and in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and to maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$109,486 million, NT$124,735 million, and NT$163,262 million (US$5,313 million) in 2020, 2021 and 2022, respectively, on research and development, which represented 8.2%, 7.9% and 7.2% of our net revenue, respectively. We plan to continue to invest significant amounts on research and development in 2023, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have allowed us to provide our customers access to certain advanced process technologies, such as 16-, 10-, 7- and 5- and 3-nanometer technology for volume production, prior to the implementation of those advanced process technologies by our competitors and many integrated device manufacturers. In addition, we expect to advance our process technologies further down to 2-nanometer and below in the coming years to maintain our technology leadership. We will also continue to invest in research and development for our mature technologies offerings to provide function-rich process capabilities to our customers. Our research and development efforts are divided into centralized research and development activities and research and development activities undertaken by each of our fabs. Our centralized research and development activities are principally directed toward developing new logic, SoC, derivatives and package/system-in-package (“SIP”) technologies, and cost-effective 3D wafer level system integration solutions, including InFO, CoWoS®, and TSMC-SoIC® technologies. Fab-conducted research and development activities mostly focus on upgrading the manufacturing process technologies.

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

Equipment

The quality and technology of the equipment used in the semiconductor manufacturing process are important in that they effectively define the limits of our process technologies. Advances in process technologies cannot be brought about without commensurate advances in equipment technology. We have periodic meetings with suppliers with respect to co-developing next-generation equipment.

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

In implementing our capacity management and technology advancement plans, we expect to make significant purchases of equipment required for semiconductor manufacturing. Some of the equipment is available from a limited number of suppliers and/or is manufactured in relatively limited quantities, and certain equipment has only recently been developed. We believe that well management of the relationships with our equipment suppliers is important for us as a major purchaser of semiconductor fabrication equipment. We work closely with manufacturers that provide equipment customized to our needs for certain advanced technologies.

Raw Materials

Our manufacturing processes use many raw materials, primarily silicon wafers, chemicals, gases and various types of precious metals. Although most of our raw materials are available from multiple suppliers, some materials are purchased through sole-sourced suppliers. Our raw material procurement policy is to select only those suppliers who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material whenever possible so that a quality or delivery problem with any one supplier will not adversely affect our operations. The quality and delivery performance of each supplier is evaluated quarterly and quantity allocations are adjusted for subsequent periods based on the evaluation.

The most important raw material used in our production is silicon wafer, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Formosa SUMCO Technology Corporation of Taiwan, GlobalWafers of Taiwan, Shin-Etsu Handotai of Japan, Siltronic AG of Germany, Soitec Microelectronics of Singapore, and SUMCO Corporation of Japan. Together they supplied approximately 92.6%, 96.0% and 95.0% of our total wafer needs in 2020, 2021 and 2022, respectively. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of wafers. In order to secure a reliable and flexible supply of high quality wafers, we have entered into long-term agreements and intend to continue to develop strategic relationships with major wafer suppliers to cover our anticipated wafer needs for future years. Also, we actively address supply chain issues and bring together fab operations, materials management, quality system and risk management teams to mitigate potential supply chain risks and enhance supply chain agility. This taskforce works with our primary suppliers to review their business continuity plans, qualify their dual-plant materials, prepare safety inventories, improve the quality of their products and manage the supply chain risks of their suppliers. Please see “Item 3. Key Information – Risk Factors – Risks Relating to Our Business” for a discussion of the risk related to raw materials, including the fluctuation of prices of our main raw materials.

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

To fulfill our commitment to environmental sustainability in our business and operations, we have continued to explore and participate in initiatives to expand our use of renewable energy. In 2022, TSMC used in total 2,191 GWh in renewable energy, renewable energy certificates, and carbon credits globally, of which approximately 1,225 GWh enabled our overseas sites to be 100% powered by clean energy for the fifth consecutive year. As of the end of 2022, we have signed power purchase agreements to purchase 2.9 GW of renewable energy, thereby eliminating an estimated 4.6 million metric tons of carbon dioxide equivalent emissions per year.

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

We currently focus our ESG efforts in the following key areas:

Driving Green manufacturing. We aim to lead the industry in developing advanced semiconductor technologies and employing green product and process innovations to help address the impacts of climate change. We are committed to green manufacturing that implements continuous improvement projects in the areas of climate change, energy management, water management, waste management, and air pollution control.

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

Talent development. We support employees’ career development and seek to inspire the next generation of talent in the semiconductor industry through collaborations with middle schools, top universities and research institutions and support of science, technology, engineering, art and mathematics (STEAM) related education.

Caring for the disadvantaged. We promote positive social change and reduce the resource gaps through the work of the TSMC Charity Foundation and the TSMC Education and Culture Foundation, which focus on serving the underserved communities, empowering the youth, promoting environmental awareness, and supporting arts and culture.

For further information on our ESG initiatives, please see our annual Sustainability Reports, which are available on our ESG website at https://esg.tsmc.com/en/resources/documents.html. The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

Electricity and Water

We have occasionally suffered power outages, dips or surges caused by difficulties encountered by our electricity supplier, or other power consumers on the same power grid. Such power outages, dips or surges may lead to interruptions in our production schedule. The semiconductor manufacturing process uses extensive amounts of electricity and water. Due to changes in the energy policy of the government, the growth of manufacturers in the Hsinchu Science Park, Southern Taiwan Science Park and Central Taiwan Science Park, and the droughts that Taiwan experiences from time to time, there is concern regarding future availability of sufficient electricity and water for our production in Taiwan. To help address these potential shortages and avoid the potential impact that insufficient electricity and water supplies may have on our semiconductor production, we have adopted various natural resources conservation methodologies. Please see “Item 3. Key Information – Risk Factors – Risks Relating to Our Business” for a discussion of the risk related to shortages in electricity and water.

Risk Management

We are committed to maintaining a proactive and robust enterprise risk management (“ERM”) system, as well as fostering a risk-aware culture, to enable us to respond to the dynamic business environment and shifting business demands and capitalize new opportunities. The Board of Directors has delegated risk oversight responsibilities to the Audit Committee (renamed as “Audit and Risk Committee”, effective as of February 14, 2023), which is authorized to review our ERM framework, including risk governance, risk management policy, ERM procedures and implementation status. Adhering to the International Organization for Standardization (“ISO”) and Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) standards, our ERM framework was established to provide a systematic approach for risk management, which outlines the risk governance structure, processes and tools to assist with the identification, assessment, response, monitoring and reviewing of risks, and thereby assisting the management in making informed decisions to implement business strategies and achieve corporate objectives.

We have also implemented pre-crisis risk assessments, response procedures and recovery plans to respond to natural disasters and other disruptive events such as cyberattacks or epidemic/pandemic outbreaks that could interrupt the operation of our business. These plans were developed in accordance with business continuity management standards. Continuous efforts to enhance our operational resilience through ongoing exercises will enable us to respond effectively to a business disruption.

We also maintain insurance with respect to our facilities, equipment and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks, including earthquake, fire, typhoon and other risks generally up to the respective policy limit for their replacement values and lost profits due to business interruption. In addition, we have insurance policies covering losses with respect to the construction of all our fabs. Equipment and inventories in transit are also insured. No assurance can be given, however, that insurance will fully cover any losses and our emergency response plans will be effective in preventing or reducing losses.

For further information, please see detailed risk factors related to the impact of climate change regulations and international accords, and natural disasters on our operations in “Item 3. Key Information – Risk Factors – Risks Relating to Our Business”.

Our Subsidiaries and Affiliates

Vanguard International Semiconductor Corporation (“VIS”). In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated dynamic random access memory (“DRAM”) manufacturer. VIS commenced commercial production in 1995 and listed its shares on the Taipei Exchange (originally the R.O.C. Over-the-Counter Securities Exchange) in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 28, 2023, we owned approximately 28.3% of the equity interest in VIS. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

WaferTech. In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. As of February 28, 2023, we owned 100% of the equity interest in WaferTech.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Koninklijke Philips NV (“Philips”) and EDB Investment Pte. Ltd. to found a joint venture, SSMC, and build a fab in Singapore. The SSMC fab commenced commercial production in December 2000. As of February 28, 2023, we owned approximately 38.8% of the equity interest in SSMC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

Global Unichip Corporation (“GUC”). In January 2003, we acquired a 52.0% equity interest in GUC, a SoC design service company that provides large scale SoC implementation services. GUC listed its shares on the Taiwan Stock Exchange in November 2006. As of February 28, 2023, we owned approximately 34.8% of the equity interest in GUC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

TSMC China. In August 2003, we established TSMC China (of which the manufacturing entity is Fab 10), a wholly-owned subsidiary primarily engaged in the manufacture and sale of integrated circuits. TSMC China commenced commercial production in late 2004.

VisEra Technologies Company, Ltd. (“VisEra Technologies”). In October 2003, we and OmniVision Technologies Inc. (“OVT”), entered into an agreement to form VisEra Technologies, a joint venture in Taiwan, for the purpose of providing back-end service for CMOS image sensor manufacturing business. In November 2015, we obtained an additional 42.7% equity interest in VisEra Technologies from OVT. Following the above transactions, we owned approximately 86.9% of the equity interest in VisEra Technologies. In March 2021, we disposed a total of 39.5 million common shares of VisEra Technologies to facilitate its initial public offering (“IPO”) and reduced our equity interest to approximately 72.8%. VisEra Technologies completed the listing of its shares on the Taiwan Stock Exchange in June 2022, and our shareholding was diluted to approximately 67.9% as of June 30, 2022. As of February 28, 2023, we owned approximately 67.7% of the equity interest in VisEra Technologies.

TSMC Global Ltd. (“TSMC Global”). In December 1998, we established TSMC Holding Ltd. in the B.V.I. as a company with limited liability. In 2006, TSMC Holding Ltd. was renamed to TSMC Global Ltd. TSMC Global is a wholly-owned subsidiary primarily engaged in corporate treasury investment activities.

Xintec, Inc. (“Xintec”). In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. In March 2015, Xintec listed its shares on the Taipei Exchange. Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. As of February 28, 2023, we owned approximately 41.0% of the equity interest in Xintec. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

TSMC Nanjing. In May 2016, we established TSMC Nanjing (of which the manufacturing entity is Fab 16), a wholly-owned subsidiary primarily engaged in the manufacture and sale of integrated circuits. TSMC Nanjing commenced commercial production in April 2018.

TSMC Arizona. In November 2020, we established TSMC Arizona, a wholly-owned subsidiary that is expected to be primarily engaged in the manufacture and sale of integrated circuits. TSMC Arizona plans to build and operate an advanced semiconductor manufacturing facility, Fab 21, in Phoenix, Arizona. Construction on the site commenced in April 2021. TSMC Arizona targets to commence commercial production in 2024. In December 2022, we announced a plan for TSMC Arizona to build and operate a second semiconductor manufacturing facility for commercial production in 2026.

Japan Advanced Semiconductor Manufacturing, Inc. (“JASM”). In December 2021, we established JASM, which is expected to be primarily engaged in the manufacture and sale of integrated circuits. In January 2022, Sony Semiconductor Solution Corporation (“Sony”) acquired a less than 20% equity interest in JASM. In April 2022, DENSO Corporation (“DENSO”) acquired a more than 10% minority equity interest in JASM. JASM plans to build and operate a semiconductor manufacturing facility in Kumamoto, Japan. Construction on the site commenced in April 2022 and commercial production is expected to commence in 2024. As of February 28, 2023, we owned approximately 71.4% of the equity interest in JASM.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEWS AND PROSPECTS

The following discussion covers items for and a comparison between the fiscal years ended December 31, 2022 and 2021. For the discussion covering items for the fiscal year ended December 31, 2020 and a comparison between the fiscal years ended December 31, 2021 and 2020, please refer to “Item 5” of our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. SEC.

Overview

We manufacture a variety of semiconductors based on designs provided by our customers. Our business model is commonly called a “dedicated semiconductor foundry.” As a leader of the foundry segment, our net revenue and net income attributable to shareholders of the parent were NT$1,587,415 million and NT$592,359 million in 2021, and NT$2,263,891 million (US$73,670 million) and NT$992,923 million (US$32,311 million) in 2022, respectively. Please see “– Year to Year Comparisons – Net Revenue” for a discussion of the changes in net revenue from 2021 to 2022.

The principal source of our revenue is wafer fabrication, which accounted for approximately 88% of our net revenue in 2022. The rest of our net revenue was mainly derived from packaging and testing services, mask making, design, and royalty income. Factors that significantly impact our revenue include:

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

Production Capacity. We currently own and operate our semiconductor manufacturing facilities. For the year of 2021 and 2022, our production capacity was approximately 14 million and 15 million 12-inch equivalent wafers, respectively.

Technology Development. Our operation utilizes a variety of process technologies, ranging from mature process technologies of 0.25 micron or above circuit resolutions to advanced process technologies of 5-nanometer circuit resolutions. The table below presents a breakdown of wafer revenue by circuit resolution during the periods indicated:

	Year ended December 31,
	2020	2021	2022
Resolution	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)
5-nanometer	8%	19%	26%
7-nanometer	33%	31%	27%
16-nanometer	17%	14%	13%
20-nanometer	1%	—	—
28-nanometer	13%	11%	10%
40/45-nanometer	9%	7%	7%
65-nanometer	5%	5%	5%
90-nanometer	2%	2%	2%
0.11/0.13 micron	3%	3%	3%
0.15/0.18 micron	7%	6%	6%
≥0.25 micron	2%	2%	1%
Total	100%	100%	100%

(1)	The figure represents wafer revenue from a certain technology as a percentage of the total wafer revenue.

In 2022, the 5-nanometer and 7-nanometer revenues represented 26% and 27% of total wafer revenue, respectively. Advanced technologies (7-nanometer and below) accounted for 53% of total wafer revenue, up from 50% in 2021.

In 2021, the 5-nanometer and 7-nanometer revenues represented 19% and 31% of total wafer revenue, respectively. Advanced technologies (7-nanometer and below) accounted for 50% of total wafer revenue, up from 41% in 2020.

Foreign Currency Exchange Rate. Substantially all of our sales are denominated in U.S. dollars while we publish our financial statements in NT dollars. As a result, fluctuations in exchange rates of the NT dollar against the U.S. dollar would have a significant impact on our reported revenue. The NT dollar depreciation in 2022 had a favorable effect on our revenue, with weighted average exchange rates of the NT dollar per U.S. dollar depreciating from NT$27.94 in 2021 to NT$29.84 in 2022.

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

In 2021 and 2022, we recognized an impairment loss of NT$274 million and NT$791 million (US$26 million), respectively, for certain machinery and equipment that was assessed to have no future use, and the recoverable amount of certain machinery and equipment was nil. As of December 31, 2021 and 2022, net tangible assets, right-of-use assets and intangible assets other than goodwill amounted to NT$2,029,296 million and NT$2,755,958 million (US$89,683 million), respectively.

Realization of Deferred Income Tax Assets. When we have temporary differences in the amount of tax expenses recorded for tax purposes and financial reporting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We generally recognize deferred tax assets to the extent that it is probable that sufficient taxable income will be available in the future to utilize such assets. The income tax benefit or expense is recorded when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the temporary differences may be utilized. Specifically, the realization of deferred income tax assets is impacted by our expected future revenue growth and profitability, tax holidays, Alternative Minimum Tax (“AMT”), the surtax imposed on unappropriated earnings and the amount of tax credits that can be utilized within the statutory period. In determining the amount of deferred tax assets as of December 31, 2022, we considered past performance, the general outlook of the semiconductor industry, business conditions, future taxable income and prudent and feasible tax planning strategies.

Because the determination of the amount of deferred tax assets that can be realized is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the deferred tax assets that we have recorded. As of December 31, 2021 and 2022, deferred tax assets were NT$49,154 million and NT$69,186 million (US$2,251 million), respectively. Deferred tax assets increased by NT$20,032 million in 2022, mainly due to depreciation of certain fixed assets that resulted in temporary differences between the carrying value of these fixed assets and their tax basis, which may be deductible for tax purposes in the future.

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

Results of Operations

The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of profit or loss and other comprehensive income, expressed in each case as a percentage of net revenue:

	For the year ended December 31,
	2020	2021	2022
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	(46.9)%	(48.4)%	(40.4)%
Gross profit	53.1%	51.6%	59.6%
Operating expenses
Research and development	(8.2)%	(7.9)%	(7.2)%
General and administrative	(2.1)%	(2.3)%	(2.4)%
Marketing	(0.5)%	(0.5)%	(0.4)%
Total operating expenses	(10.8)%	(10.7)%	(10.0)%
Other operating income and expenses, net	0.0%	0.0%	(0.1)%
Income from operations	42.3%	40.9%	49.5%
Income before income tax	43.7%	41.8%	50.5%
Income tax expense	(5.5)%	(4.5)%	(6.6)%
Net income	38.2%	37.3%	43.9%
Other comprehensive income (loss) for the year, net of income tax	(2.3)%	(0.4)%	1.8%
Total comprehensive income for the year	35.9%	36.9%	45.7%
Net income attributable to shareholders of the parent	38.1%	37.3%	43.9%
Net income attributable to non-controlling interests	0.1%	0.0%	0.0%

Year to Year Comparisons

Net Revenue and Gross Margin

	For the year ended December 31,
	2020	2021	% Change in NT$ from 2020	2022		% Change in NT$ from 2021
	NT$	NT$		NT$	US$
	(in millions, except for percentages and wafer shipment)
Net revenue	1,339,255	1,587,415	18.5%	2,263,891	73,670	42.6%
Cost of revenue	(628,125)	(767,878)	22.2%	(915,536)	(29,793)	19.2%

Gross profit	711,130	819,537	15.2%	1,348,355	43,877	64.5%

Gross margin percentage	53.1%	51.6%	—	59.6%	59.6%	—
Wafer (12-inch equivalent) shipment(1)	12,398	14,179	—	15,253	15,253	—

(1)	In thousands.

Net Revenue

Our net revenue in 2022 increased by 42.6% from 2021, which was mainly attributed to an increase in ASP and wafer shipments, and a depreciation of the NT dollar against the U.S. dollar. We shipped approximately 15.3 million 12-inch equivalent wafers in 2022 compared to 14.2 million in 2021.

Gross Margin

Our gross margin fluctuates with the level of capacity utilization, price change, cost improvement, product mix and exchange rate, among other factors. Furthermore, our gross margin would be negatively impacted in the year when a new technology is introduced.

In 2022, our gross margin increased to 59.6% of net revenue from 51.6% in 2021, mainly attributable to our value selling efforts, a more favorable foreign exchange rate, and cost improvement, partially offset by lower capacity utilization.

Operating Expenses

	For the year ended December 31,
	2020	2021	% Change in NT$ from 2020	2022		% Change in NT$ from 2021
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Research and development	109,486	124,735	13.9%	163,262	5,313	30.9%
General and administrative	28,457	36,929	29.8%	53,525	1,741	44.9%
Marketing	7,113	7,559	6.3%	9,921	323	31.2%

Total operating expenses	145,056	169,223	16.7%	226,708	7,377	34.0%

Percentage of net revenue	10.8%	10.7%	—	10.0%	10.0%	—
Other operating income and expenses, net	710	(333)	(146.9)%	(368)	(12)	10.5%
Income from operations	566,784	649,981	14.7%	1,121,279	36,488	72.5%

Operating Margin	42.3%	40.9%	—	49.5%	49.5%	—

Operating expenses increased by NT$57,485 million in 2022, or 34%, from 2021.

Research and Development Expenses

We remain strongly committed to being the leader in advanced process technologies development. We believe that continuing investment in process technologies is essential for us to remain competitive in the markets we serve.

Research and development expenses increased by NT$38,527 million in 2022, or 31%, from 2021. The increases were mainly attributed to a higher level of research activities for 2-nanometer and 3-nanometer process technologies, as we continued to advance to smaller processing nodes.

We plan to continue our investment in technology research and development in 2023.

General and Administrative and Marketing Expenses

General and administrative and marketing expenses in 2022 increased by NT$18,958 million, or 42.6%, compared to 2021, mainly reflecting higher employee profit sharing expenses due to higher net income and start-up expenses of new fabs preparation.

Other Operating Income and Expenses, Net

Net other operating expenses in 2021 and 2022 were NT$333 million and NT$368 million (US$12 million), respectively.

Non-Operating Income and Expenses

	For the year ended December 31,
	2020	2021	% Change in NT$ from 2020	2022		% Change in NT$ from 2021
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Share of profits of associates	3,562	5,513	54.8%	7,680	250	39.3%
Interest income	9,018	5,708	(36.7)%	22,422	729	292.8%
Other income	661	973	47.2%	947	31	(2.7)%
Foreign exchange gain (loss), net	(3,303)	13,663	—	4,506	147	(67.0)%
Finance costs	(2,082)	(5,414)	160.0%	(11,750)	(382)	117.0%
Other gains and losses, net	10,106	(7,388)	(173.1)%	(1,012)	(33)	(86.3)%

Net non-operating income	17,962	13,055	(27.3)%	22,793	742	74.6%

Non-operating income and expenses in 2022 increased by NT$9,738 million, or 74.6%, from 2021, mainly due to higher interest income of NT$16,714 million and higher share of profits of associates of NT$2,167 million, partially offset by lower foreign exchange gain of NT$9,157 million compared to 2021.

Income Tax Expense

	For the year ended December 31,
	2020	2021	% Change in NT$ from 2020	2022		% Change in NT$ from 2021
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Income tax expense	(73,738)	(70,155)	(4.9)%	(150,777)	(4,907)	114.9%

Net income	511,008	592,881	16.0%	993,295	32,323	67.5%

Net income attributable to shareholders of the parent	510,744	592,359	16.0%	992,923	32,311	67.6%

Net margin attributable to shareholders of the parent	38.1%	37.3%	—	43.9%	43.9%	—

Income tax expenses increased by NT$80,622 million in 2022, or 114.9%, from 2021. The increase was mainly due to higher taxable income and surtax imposed on unappropriated earnings in 2022.

Liquidity and Capital Resources

Our sources of liquidity include cash flow from operations, cash and cash equivalents, current portion of marketable securities, and issuances of corporate bonds.

Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2022 was NT$1,610,599 million (US$52,411 million), reflecting an increase of NT$498,438 million from 2021.

Our cash, cash equivalents and current portion of marketable securities increased to NT$1,561,486 million (US$50,813 million) as of December 31, 2022, compared to NT$1,188,456 million as of December 31, 2021. The current portion of marketable securities primarily consisted of fixed income securities. In 2022, we issued NT dollar-denominated corporate bonds totaling NT$65,400 million (US$2,128 million) and U.S. dollar-denominated corporate bonds of US$4,500 million. For further information, please refer to note 19 and note 32 to the consolidated financial statements.

We believe that our cash generated from operations, cash and cash equivalents, current portion of marketable securities, and ability to access capital market will be sufficient to fund our working capital needs, capital expenditures, debt repayments, dividend payments and other business requirements associated with existing operations over the next 12 months.

	For the year ended December 31,
	2020	2021	2022
	NT$	NT$	NT$	US$
	(in millions)
Net cash generated by operating activities	822,667	1,112,161	1,610,599	52,411
Net cash used in investing activities	(505,782)	(836,366)	(1,190,928)	(38,755)
Net cash generated by (used in) financing activities	(88,615)	136,608	(200,244)	(6,516)
Effect of exchange rate changes on cash and cash equivalents	(23,498)	(7,584)	58,397	1,901
Net increase in cash and cash equivalents	204,772	404,819	277,824	9,041

Cash and cash equivalents increased by NT$277,824 million in 2022, following an increase of NT$404,819 million in 2021.

Operating Activities

In 2022, we generated NT$1,610,599 million (US$52,411 million) net cash from operating activities, as compared to NT$1,112,161 million in 2021. The net cash generated from operating activities was primarily from NT$1,144,072 million in income before income tax, NT$437,254 million in non-cash depreciation and amortization expenses, and net changes in working capital and income tax payment of NT$29,273 million. The higher depreciation and amortization expenses in 2022 were mainly attributed to continuing investment in production capacity for advanced technologies.

In 2021, net cash generated from operating activities was primarily from NT$663,036 million in income before income tax and NT$422,395 million in non-cash depreciation and amortization expenses, and net changes in working capital and income tax payment of NT$26,730 million. The higher depreciation and amortization expenses in 2021 were mainly attributed to continuing investment in production capacity for advanced technologies.

Investing Activities

In 2022, net cash used in investing activities was NT$1,190,928 million (US$38,755 million), as compared to NT$836,366 million in 2021. The primary use of cash in investing activities in 2022 was for capital expenditures of NT$1,082,672 million.

In 2021, net cash used in investing activities was primarily for capital expenditures of NT$839,196 million.

Our capital expenditures for 2022 were primarily related to:

•	installing and expanding capacity, mainly for 5-nanometer and 3-nanometer nodes, including building/facility expansion for Fab 21 and Fab 18;

•	expanding capacity for specialty technologies and advanced packaging; and

•	investing in research and development projects for new process technologies.

See “Item 3. Risk Factors” section for the risks associated with the inability of raising the requisite funding for our expansion programs. Please also see “Item 4. Information on The Company – Capacity Management and Technology Upgrade Plans” for discussion of our capacity management and capital expenditures.

Financing Activities

In 2022, net cash used in financing activities was NT$200,244 million (US$6,516 million), as compared to net cash generated of NT$136,608 million in 2021. The net cash used in financing activities in 2022 was mainly due to cash dividend payments and decrease in short-term loans, partially offset by the proceeds from issuance of corporate bonds.

In 2021, net cash generated by financing activities was mainly from proceeds from issuance of corporate bonds and an increase in short-term loans, partially offset by cash dividend payments.

As of December 31, 2022, our short-term loans were nil and our aggregate long-term debt was NT$858,410 million (US$27,934 million), of which NT$19,314 million (US$629 million) was classified as current. The long-term debt mainly included NT dollar- and U.S. dollar-denominated corporate bonds with fixed interest rates ranging from 0.36% to 4.63% and remaining maturity ranging from less than 1 year to 38 years.

Cash Requirements

The following table sets forth the maturity of our long-term debt, including principal and interest payments, outstanding as of December 31, 2022:

Long-term debt
(in NT$ millions)
During 2023	35,947
During 2024	25,065
During 2025	73,337
During 2026	150,520
During 2027 and thereafter	796,102

The following table sets forth information on our material contractually obligated payments (including principals and interests) for the periods indicated as of December 31, 2022:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in NT$ millions)
Long-Term Debt(1)	1,080,971	35,947	98,402	321,572	625,050
Capital Leases(2)	35,711	3,000	5,368	4,754	22,589
Temporary receipts(3)	276,123	107,724	168,399	—	—
Capital Purchase or Other Purchase Obligations(4)	1,365,891	1,241,355	124,536	—	—
Total Contractual Cash Obligations	2,758,696	1,388,026	396,705	326,326	647,639

(1)

Represents corporate bonds payable and long-term bank loans. See note 19 and note 20 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.

(2)	Capital lease obligations are described in note 6, note 16, note 32 and note 34 to our consolidated financial statements.
(3)	Represents advance temporary receipts from customer. See “Item 4. Information on The Company — Commitments by Customers” and note 23 to our consolidated financial statements for further information.

(4)

Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments were not recorded on our statement of financial position as of December 31, 2022, as we had not received related goods or taken title of the property.

During 2022, we used derivative financial instruments to partially hedge the currency exchange rate risk related to non-NT dollar-denominated assets and liabilities, and interest rate risk related to our fixed income investments and anticipated debt issuance. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a further discussion about currency exchange rate risk, interest rate risk, and derivative financial instruments we used to hedge such risks. See also note 5 to the consolidated financial statements for our accounting policy of derivative financial instruments, and note 8, note 11 and note 34 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.

We provided letters of credit and entrusted financial institutions to provide performance guarantees. See note 37 to our consolidated financial statements for further information.

Significant amount of capital is required to build, expand, and upgrade our production facilities and equipment. Our capital expenditures for 2023 are expected to be between US$32 billion and US$36 billion, which, depending on market conditions, may be adjusted later.

Taxation

The corporate income tax rate in R.O.C. is 20%. Pursuant to the regulations under the R.O.C. Statute for Industrial Innovation, we are eligible for a tax credit for 10% or 15% of qualified research and development expenditures. In addition, our undistributed earnings are reduced by deduction of capital expenditures in calculation of surtax imposed on undistributed earnings.

The alternative minimum tax (“AMT”) imposed under the R.O.C. AMT Act is a supplemental income tax which applies if the amount of regular income tax calculated pursuant to the R.O.C. Income Tax Act and relevant laws and regulations is below the amount of basic tax prescribed under the R.O.C. AMT Act. The taxable income for calculating AMT includes most income that is exempt from income tax under various legislations, such as tax holidays. The prevailing AMT rate for business entities is 12%. As we were eligible for tax holidays, the 12% AMT was generally applicable to us.

We were eligible for five-year tax holidays for income generated from construction and capacity expansions of production facilities according to regulations under the Statute for Upgrading Industries of the R.O.C. The exemption period may begin at any time within five years, as applicable, following the completion of a construction or expansion of production facilities. The Statute for Upgrading Industries expired at the end of 2009. However, under the Grandfather Clause, we can continue to be eligible for five-year tax holidays if the relevant investment plans were approved by R.O.C. tax authority before the expiration of the Statute. Pursuant to the Grandfather Clause, we commenced the exemption period for part of Fab 15 (Phase I to IV) and part of Fab 14 (Phase III to IV) in 2018. The aggregate tax benefits of such exemption periods in 2021 and 2022 were NT$57,000 million and NT$96,378 million (US$3,136 million), net of AMT effect, respectively. This five-year tax holiday expired at the end of 2022.

Effective from January 1, 2023, the R.O.C. Statute for Industrial Innovation was amended such that eligible companies that develop innovative technologies domestically and possess leading position in global supply chain may claim investment tax credit of 25% on qualified R&D expenditure and 5% on procurement of machinery/equipment for advanced processes over a fiscal year. We anticipate that we will be eligible for the new incentives, and the potential tax benefit could partially offset the unfavorable impact from the expiration of five-year tax holidays at the end of 2022.

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

Summary Financial Information of the Obligor Group

The debt securities issued by TSMC Arizona under an indenture (the “Indenture”), dated as of October 18, 2021, among TSMC Arizona, as the issuer, TSMC, as guarantor, and Citibank, N.A., as trustee, are unconditionally and irrevocably guaranteed as to payment of principal, interest and premium, if any, by TSMC. TSMC Arizona and TSMC are referred to collectively as the Obligor Group. Each guarantee provided under the Indenture is referred to as a Guarantee and collectively, the Guarantees. TSMC Arizona Corporation is a corporation incorporated under the laws of the State of Arizona and a wholly-owned subsidiary of TSMC. As of December 31, 2022, the debt securities issued by TSMC Arizona are: (i) US$1.25 billion aggregate principal amount of the 1.750% Guaranteed Notes due 2026, (ii) US$1.25 billion aggregate principal amount of the 2.500% Guaranteed Notes due 2031, (iii) US$1 billion aggregate principal amount of the 3.125% Guaranteed Notes due 2041, (iv) US$1 billion aggregate principal amount of the 3.250% Guaranteed Notes due 2051, (v) US$1 billion aggregate principal amount of the 3.875% Guaranteed Notes due 2027, (vi) US$500 million aggregate principal amount of the 4.125% Guaranteed Notes due 2029, (vii) US$1 billion aggregate principal amount of the 4.250% Guaranteed Notes due 2032, and (viii) US$1 billion aggregate principal amount of the 4.500% Guaranteed Notes due 2052.

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

Statement of Profit or Loss for Obligor Group

	For the year ended December 31, 2022
	NT$	US$
	(in millions)
Net sales – external	897,543	29,207
Net sales – to subsidiaries outside of the Obligor Group	1,354,777	44,087
Total net sales	2,252,320	73,294
Gross profit	1,300,393	42,317
Income from continuing operations	1,083,078	35,245
Net income	992,923	32,311
Net income attributable to Obligor Group	992,923	32,311

Statement of Financial Position for Obligor Group

	As of December 31, 2022
	NT$	US$
	(in millions)
Assets
Current assets – external	1,073,999	34,950
Current assets – due from subsidiaries outside of the Obligor Group	178,371	5,804
Total current assets	1,252,370	40,754
Non-current assets—external	2,740,780	89,189
Non-current assets – due from subsidiaries outside of the Obligor Group	681,846	22,188
Total non-current assets	3,422,626	111,377
Total assets	4,674,996	152,131
Liabilities
Current liabilities – external	843,363	27,444
Current liabilities – due from subsidiaries outside the Obligor Group	106,993	3,482
Total current liabilities	950,356	30,926
Non-current liabilities – external	679,488	22,112
Non-current liabilities – due from subsidiaries outside of the Obligor Group	142,132	4,625
Total non-current liabilities	821,620	26,736
Total liabilities	1,771,976	57,662

Climate Change Related Issues

The manufacturing, assembling and testing of our products require the use of chemicals and materials that are subject to environmental, climate related, health and safety laws and regulations issued worldwide as well as international accords such as the Paris Agreement. Climate change related laws or regulations currently are too indefinite for us to assess the impact on our future financial condition with any degree of reasonable certainty. For example, the Taiwan “Greenhouse Gas Reduction and Management Act”, which became effective on July 1, 2015, was amended and renamed as “Climate Change Response Act”. The amendment became effective in February 2023, which set a goal of reaching net-zero emissions in Taiwan by 2050 and also established a carbon fee system that will collect carbon fees on direct and indirect emissions from emitters whose emissions reach certain thresholds. The carbon fee system is expected to take effect by 2024 and the rate for such fees has yet to be determined by the relevant authorities. We may be required to pay any incurred carbon fees if our emission levels exceed applicable thresholds pursuant to the carbon fee system, which could result in increased operating costs for us and affect us financially to a certain extent. We expect to see more of its relevant regulations promulgated by the regulators in the future. Also, the R.O.C. legislative authority is reviewing, at all times, various environmental issues to develop laws and regulations relating to environmental protection and climate related changes. The impact of such laws and regulations, as well as of the carbon fee, is indeterminable at the moment. Please see detailed risk factors related to the impact of climate change regulations and international accords in “Item 3. Key Information – Risk Factors – Risks Relating to Our Business”. Please also see our compliance record with Taiwan and international environmental and climate related laws and regulations in “Item 4. Information on The Company – Environmental and Climate Related Laws and Regulations”.

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

Pursuant to the R.O.C. Securities and Exchange Act, effective from January 1, 2007, a public company is required to either establish an audit committee or to have supervisors. A public company’s audit committee should be composed of all of its independent directors but not less than three, of which at least one member should have accounting or related financial management expertise, and the relevant provisions under the R.O.C. Securities and Exchange Act, the R.O.C. Company Act and other laws applicable to the supervisors are also applicable to the audit committee. Pursuant to the R.O.C. Securities and Exchange Act, effective from March 18, 2011, we are also required to establish a compensation committee which must be composed of qualified independent members as defined under local law. TSMC established its audit committee (the “Audit Committee”) and compensation committee (the “Compensation Committee”) in 2002 and 2003, respectively (several years before being legally required to do so), both of which are now composed entirely of independent directors. In February 2023, our Board of Directors approved the renaming of the Audit Committee as “Audit and Risk Committee” and the Compensation Committee as “Compensation and People Development Committee”, and the establishment of a Nominating, Corporate Governance and Sustainability Committee, each effective as of February 14, 2023.

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

The following table sets forth the name of each director and executive officer, their positions, the year in which their term expires and the number of years they have been with us as of February 28, 2023. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Position with our company	Term Expires	Years with our company
Mark Liu	Chairman	2024	30
C.C. Wei	Vice Chairman/ Chief Executive Officer	2024/ —	25
Ming-Hsin Kung	Director (Representative of the National Development Fund)	2024	3
F.C. Tseng	Director	2024	36
Sir Peter L. Bonfield	Independent Director	2024	21
Kok-Choo Chen	Independent Director	2024	12
Michael R. Splinter	Independent Director	2024	8
Moshe N. Gavrielov	Independent Director	2024	4
Yancey Hai	Independent Director	2024	3
L. Rafael Reif	Independent Director	2024	2
Lora Ho	Senior Vice President, Human Resources	—	24
Wei-Jen Lo	Senior Vice President, Research & Development	—	19
Rick Cassidy	Senior Vice President, Corporate Strategy Office/ CEO & President, TSMC Arizona(1)	—	26
Y.P. Chin	Senior Vice President, Operations	—	36
Y.J. Mii	Senior Vice President, Research & Development	—	29
J.K. Lin	Senior Vice President, Information Technology and Materials Management & Risk Management/ Chief Information Security Officer	—	36
Cliff Hou	Senior Vice President, Europe & Asia Sales and Research & Development/ Corporate Research	—	26
Kevin Zhang	Senior Vice President, Business Development	—	7
Sylvia Fang	Vice President, Legal and General Counsel/ Corporate Governance Officer	—	28
Y.L. Wang	Vice President, Operations/ Fab Operations I(2)	—	31
Douglas Yu	Vice President, Pathfinding for System Integration & TSMC Distinguished Fellow	—	29
T.S. Chang	Vice President, Operations/ Advanced Technology and Mask Engineering & TSMC Fellow	—	28
Michael Wu	Vice President, Research & Development/ Platform Technology	—	27
Min Cao	Vice President, Research & Development/ Pathfinding	—	21
Y.H. Liaw	Vice President, Operations/ Fab Operations II(3)	—	35

Name	Position with our company	Term Expires	Years with our company
Simon Jang	Vice President, Research & Development/ Advanced Tool and Module Development	—	30
Wendell Huang	Vice President, Finance and Chief Financial Officer/ Spokesperson	—	24
C.S. Yoo	Vice President, Research & Development/ More than Moore Technologies	—	35
Jun He	Vice President, Quality and Reliability and Operations/ Advanced Packaging Technology and Service	—	6
Geoffrey Yeap	Vice President, Research & Development/ Platform Technology	—	7
Chris Horng-Dar Lin	Vice President, Corporate Information Technology and Chief Information Officer	—	2
Jonathan Lee	Vice President, Corporate Planning Organization	—	16
Arthur Chuang	Vice President, Operations/ Facility	—	34
L.C. Lu	Vice President, Research & Development/ Design & Technology Platform & TSMC Fellow	—	23
K.C. Hsu	Vice President, Research & Development/ Integrated Interconnect & Packaging	—	2

(1)	Mr. Rick Cassidy was appointed as Chairman of TSMC Arizona, effective April 1, 2023.
(2)	In addition to his current responsibilities, Dr. Y.L. Wang was appointed as CEO of TSMC Arizona, effective April 1, 2023.
(3)	In addition to his current responsibilities, Mr. Y.H. Liaw was appointed as CEO of JASM, effective April 1, 2023.

Mark Liu is the Chairman. Dr. Mark Liu was our President and Co-Chief Executive Officer from November 2013 to June 2018. Prior to that, he was our Executive Vice President and Co-Chief Operating Officer from March 2012 to November 2013, Senior Vice President of Operations from 2009 to 2012, Senior Vice President of Advanced Technology Business from 2008 to 2009, and Senior Vice President of Operations II from 2005 to 2008. He served in a number of executive positions at TSMC Fabs and the Operations organization from 1999 to 2005. From 1999 to 2000, he served as the President of Worldwide Semiconductor Manufacturing Company. Prior to joining us in 1993, from 1987 to 1993, Dr. Liu was with AT&T Bell Laboratory, Holmdel, NJ, as a research manager for the High Speed Electronics Research Laboratory, working on optical fiber communication systems. From 1983 to 1987, he was a process integration manager of CMOS technology development at Intel Corporation, Santa Clara, CA, developing silicon process technologies for Intel microprocessor. Dr. Liu served as the Chairman of Taiwan Semiconductor Industry Association from 2019 to March 2023. He holds a Ph.D. in electrical engineering and computer science from University of California, Berkeley.

C.C. Wei is the Vice Chairman and Chief Executive Officer. Dr. C.C. Wei was our President and Co-Chief Executive Officer from November 2013 to June 2018. He was our Executive Vice President and Co-Chief Operating Officer from March 2012 to November 2013, Senior Vice President of Business Development from 2009 to 2012, and Senior Vice President of Mainstream Technology Business from 2008 to 2009, and Senior Vice President of Operations I from 2005 to 2008. He served in a number of executive positions at TSMC Fabs and the Operations organization from 1998 to 2005. Before joining us in 1998, he was Senior Vice President of Technology at Chartered Semiconductor Manufacturing Ltd. in Singapore and Senior Manager for Logic and SRAM technology development at STMicroelectronics N.V. in Texas. Dr. Wei served as the Chairman of Taiwan Semiconductor Industry Association from 2017 to 2019. He holds a Ph.D. in electrical engineering from Yale University.

Ming-Hsin Kung, the representative of the National Development Fund, is a director. Dr. Ming-Hsin Kung is the Minister of National Development Council (“NDC”), and has been Minister without Portfolio of the Executive Yuan since 2019. He also serves as the Convener of the National Development Fund (“NDF”). He previously served as Deputy Minister of Ministry of Economic Affairs from 2017 to 2019, and Deputy Minister of NDC as well as Executive Secretary of NDF from 2016 to 2017, responsible for supervising policies related to industrial development, investment, talent and energy. Currently, Dr. Kung also represents the NDF to sit on the Board of Directors of Taiwania Capital Management Corp. (a non-public company). Prior to joining the public sector, Dr. Kung was Vice President of Taiwan Institute of Economic Research from 2006 to 2016, and he had long been an advisor and consultant to Taiwan government. Dr. Kung received an M.A. in Economics from National Taiwan University, and a Ph.D. in Economics from National Chung Hsing University.

F.C. Tseng is a director. Dr. F.C. Tseng was our Vice Chairman from July 2005 to June 2018. Prior to that, he was Deputy Chief Executive Officer from August 2001 to June 2005. He also served as our President from May 1998 to August 2001 and the President of Vanguard International Semiconductor Corp. (“VIS”) from 1996 to 1998. Prior to his presidency at VIS, Dr. Tseng served as our Senior Vice President of Operations. Dr. Tseng is currently the Chairman of TSMC China Co., Ltd. (a non-public company) and Global Unichip Corp., and the Vice Chairman of VIS. He is also the Chairman of TSMC Education and Culture Foundation, and a director of Cloud Gate Culture and Arts Foundation and of Zu-Ming Medical Foundation. He formerly served as an independent director, Chairman of Audit Committee and a member of Compensation Committee of Acer Inc. He holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 50 years.

Sir Peter L. Bonfield is an independent director. Sir Peter L. Bonfield was the Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from January 1996 to January 2002, and the Vice President of the British Quality Foundation from its creation in 1993 until 2012. He also served as a director of L.M. Ericsson in Sweden, the Chairman of GlobalLogic Inc. in the United States, a Senior Advisor to Hampton Group in London and the Chair of Council and Senior Pro-Chancellor at Loughborough University in the United Kingdom. He is currently the Chairman of the Board of Directors of NXP Semiconductor N.V. in the Netherlands, and the non-executive director of Imagination Technologies Group Ltd. (a non-public company) and of Darktrace plc, both are in the United Kingdom. He is also an Advisory Board member of the Longreach Group Ltd. in Hong Kong and a Senior Advisor to Alix Partners LLP in London. He also serves as a board mentor of Chairman Mentors International (CMi) Ltd. (a non-public company) in London. He is a fellow of the Royal Academy of Engineering. He holds an honors degree in engineering from Loughborough University.

Kok-Choo Chen is an independent director. Ms. Kok-Choo Chen served as the Chairman of National Performing Arts Center from 2014 to 2017, and an advisor to the R.O.C. Executive Yuan from 2009 to 2016. She was the Founder and Executive Director of Taipei Story House from 2003 to 2015 and of Museum 207 from 2017 to 2022. Currently, Ms. Chen is the Founder and Chair of the Artspace K located in Hong Kong since 2020 and a director of Republic of China Female Cancer Foundation. Ms. Chen served as our Senior Vice President and General Counsel from 1997 to 2001. She has over 24 years of experience working in international law firms. She had also taught law at Soochow University, National Chengchi University and National Tsing Hua University in Taiwan for over 28 years. Ms. Chen is licensed to practice law in England, Singapore and California.

Michael R. Splinter is an independent director. Mr. Michael R. Splinter served as Chief Executive Officer of Applied Materials from 2003 to 2012 and as Chairman of the Board of Directors since 2009 and retired in June 2015. Prior to that, he served at Intel Corp. as Executive Vice President of Sales and Marketing from 2001 to 2003, and Executive Vice President of Technology and Manufacturing group from 1996 to 2001. Mr. Splinter currently serves as the lead independent director of NASDAQ, Inc., an independent director and Compensation Committee Chair of Gogoro Inc. in Cayman Islands, a director of Pica8, Inc. (a non-public company) in the United States, of Tigo Energy, Inc. (a non-public company) in the United States and of Kioxia Holdings Corp. (a non-public company) in Japan, and General Partner of WISC Partners LP. and of MRS Business and Technology Advisors, both in the United States. He also serves as the Chair of Industrial Advisory Committee of National Institute of Standards and Technology of U.S. Department of Commerce. He served as the Chairman of the Board of U.S.-Taiwan Business Council from 2018 to 2022. He is also a member of the National Academy of Engineering. Mr. Splinter holds a master’s degree in electrical engineering, and an honorary Ph.D. in engineering from the University of Wisconsin-Madison.

Moshe N. Gavrielov is an independent director. Mr. Moshe N. Gavrielov served as President and CEO of Xilinx, Inc. in the United States from January 2008 to January 2018 and as a director of Xilinx, Inc. from February 2008 to January 2018. Prior to that, he served at Cadence Design Systems, Inc. in the United States as Executive Vice President and General Manager of the Verification Division from April 2005 to November 2007, and CEO of Verisity, Ltd. in the United States from March 1998 to April 2005. He also served at a variety of executive management positions in LSI Logic Corp. in the United States for nearly 10 years, and engineering and engineering management positions in National Semiconductor Corporation and Digital Equipment Corporation, both in the United States. Currently, Mr. Gavrielov is the Chairman of SiMa Technologies, Inc. (a non-public company) in the United States and of Foretellix, Ltd. (a non-public company) in Israel. He also serves as a director of San Jose Institute of Contemporary Art. He served as the Executive Chairman of Wind River Systems, Inc. (a non-public company) in the United States. Mr. Gavrielov holds a bachelor degree in electrical engineering and a master degree in computer science from Technion - Israel Institute of Technology.

Yancey Hai is an independent director. Mr. Yancy Hai is the Chairman of the Board of Delta Electronics, Inc. (“Delta”) since June 2012, and also serves as the Chair of ESG Committee of Delta. He served as the Vice Chairman and CEO of Delta since 2004, and as the Chair of Strategic Steering Committee of Delta from 2012 to 2021. Before joining Delta, Mr. Hai was the country manager of GE Capital Taiwan. Currently he serves as a director of the Board and the Commissioner of ESG & Net Zero Committee of CTCI Corporation, and as an independent director of the Board, a member of the Audit Committee, and ESG Committee and the Convenor of Remuneration Committee of USI Corporation, and as a director of the following Delta’s subsidiaries (which are all non-public companies): Delta Electronics (Shanghai) Co., Ltd., Delta Networks, Inc., Delta Electronics Capital Company and Cyntec Co., Ltd. Mr. Hai is currently the Senior Strategy Consultant of Cloud Computing & IoT Association in Taiwan, a director of Taiwan Business Council for Sustainable Development, of Delta Electronic Foundation and of Felix Chang Foundation, and a director and a member of the Finance Committee of Chiang Ching-Kuo Foundation for International Scholarly Exchange. He also serves as the Chairman of Taiwan Climate Partnership. Mr. Hai holds a master’s degree in international business management from the University of Texas at Dallas.

L. Rafael Reif is an independent director. Dr. L. Rafael Reif is currently the President Emeritus of the Massachusetts Institute of Technology (MIT). Dr. Reif was the President of MIT from 2012 to 2022. Since 1980, he held a number of faculty positions at MIT, including Provost, Head of the Department of Electrical Engineering and Computer Science (EECS), Associate Department Head of Electrical Engineering, Director of Microsystems Technology Laboratories, and Fariborz Maseeh Professor of Emerging Technology. Dr. Reif is an elected member of the American Academy of Arts and Sciences, of the National Academy of Engineering and of the Chinese Academy of Engineering, a fellow of the National Academy of Inventors, and also belongs to Tau Beta Pi, the Electrochemical Society and the IEEE. In addition, he is the inventor or co-inventor of 13 patents, has edited or co-edited five books and has supervised 38 doctoral theses to date. Currently, Dr. Reif is also the co-chair of the Growth Technical Advisory Board of Applied Materials, Inc., a director of Council on Foreign Relations and a member of the Board of Trustees of Carnegie Endowment for International Peace. Dr. Reif holds a master’s degree and a Ph.D. in electrical engineering from Stanford University, an honorary Doctor of Laws degree from the Chinese University of Hong Kong, and honorary doctorates from Tsinghua University, the Technion and Arizona State University, and University of Miami.

Lora Ho is our Senior Vice President of Human Resources since September 2022, and the ESG Committee Chairwomen since 2011. She was Senior Vice President of Europe & Asia Sales from September 2019 to September 2022, and Senior Vice President of Finance and Europe & Asia Sales/ Chief Financial Officer/ Spokesperson from January 2019 to August 2019. She was promoted to Senior Vice President of Finance and Chief Financial Officer/ Spokesperson in August 2010 and Vice President of Finance and Chief Financial Officer/ Spokesperson in September 2003. Prior to joining us in 1999 as controller, she had served as Vice President of Finance and Chief Financial Officer at Acer Semiconductor Manufacturing Inc. since 1990. Ms. Ho holds an MBA from National Taiwan University.

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

Y.P. Chin is our Senior Vice President of Operations. Prior to that, he was Senior Vice President of Operations/ Product Development from November 2016 to April 2020. He was promoted to Senior Vice President in November 2016. He was Vice President of Operations from October 2009 to November 2016, Vice President of Advanced Technology Business from March 2008 to October 2009. Prior to that, he was Senior Director of Operations II from June 2006 to March 2008 and Senior Director of Product Engineering & Services from 2000 to 2006. He joined us in 1987 and has held various positions in product and engineering functions. He holds a master’s degree in electrical engineering from National Cheng Kung University.

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

J.K. Lin is our Senior Vice President of Information Technology and Materials Management & Risk Management/ Chief Information Security Officer. He led the organization from August 2018 and was promoted to Senior Vice President in November 2018. Prior to that, he was our Vice President of Operations/ Mainstream Fabs from August 2010 to August 2018. He joined us in 1987 and held various positions in manufacturing functions. He holds a B.S. degree from National Changhua University of Education.

Cliff Hou is our Senior Vice President of Europe & Asia Sales and Research & Development/ Corporate Research. He was Senior Vice President of Research & Development/ Technology Development from May 2020 to October 2020. He was promoted to Senior Vice President in May 2020. Prior to that, he was Vice President of Research & Development/ Technology Development from August 2018 to May 2020, Vice President of Research & Development/ Design and Technology Platform from August 2011 to August 2018, and Senior Director of Design and Technology Platform from 2010 to 2011. He joined us in 1997 and established the Company’s technology design kit and reference flow development organizations. He is currently the Chairman of Taiwan Semiconductor Industry Association. He holds a Ph.D. in electrical and computer engineering from Syracuse University.

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

Sylvia Fang is our Vice President of Legal and General Counsel/ Corporate Governance Officer. She was promoted to Vice President and General Counsel of Legal Organization in August 2014. She joined us in 1995 and held various positions in legal functions. She holds a master’s degree in comparative law from University of Iowa. Ms. Fang is licensed to practice law in Taiwan.

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

Douglas Yu is our Vice President of Pathfinding for System Integration & TSMC Distinguished Fellow. He was Vice President of Research & Development/ Integrated Interconnect & Packaging from November 2016 to December 2020 after his promotion to this position. Prior to that, he was our Senior Director of Integrated Interconnect & Packaging Division. He joined us in 1994 and was in charge of development of interconnect technology for integrated circuits. He holds a Ph.D. in materials engineering from Georgia Institute of Technology.

T.S. Chang is our Vice President of Operations/ Advanced Technology and Mask Engineering & TSMC Fellow. He was Vice President of Operations/ Product Development & TSMC Fellow from November 2018 to April 2020 and Vice President of Operations/ Fab 12B & TSMC Fellow from February 2018 to November 2018 after his promotion to this position. Prior to that, he was our Senior Director of Fab 12B & TSMC Fellow. He joined us in 1995 and held various positions in manufacturing functions. He holds a Ph.D. in electrical engineering from National Tsing Hua University.

Michael Wu is our Vice President of Research & Development/ Platform Technology. He was promoted to Vice President in February 2018. Prior to that, he was our Senior Director of Platform Development Division. He joined us in 1996 and participated in advanced CMOS technology development. He holds a Ph.D. in electrical engineering from University of Wisconsin-Madison.

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

Jun He is our Vice President of Quality and Reliability and Operations/ Advanced Packaging Technology and Service. He was promoted to Vice President in November 2020 and was our Senior Director of Quality and Reliability from May 2019 to November 2020. Prior to that, he was Senior Director of Manufacturing Quality & Reliability Division, from July 2018 to May 2019, and Senior Director of Advanced Technology Quality & Reliability Division, from May 2017 to July 2018. Prior to joining us in May 2017, he was a Senior Director of Technology and Manufacturing Group of Quality and Reliability at Intel. He holds a Ph.D. in materials science and engineering from University of California, Santa Barbara.

Geoffrey Yeap is our Vice President of Research & Development/ Platform Technology. He was promoted to Vice President in February 2021 and was our Senior Director of Platform Development Division from August 2016 to February 2021. Prior to that, he was Senior director of Advanced Technology from March 2016 to August 2016. Prior to joining us in March 2016, he was Vice President of Engineering, Silicon Technology in Qualcomm. He holds a Ph.D. in electrical and computer engineering from University of Texas-Austin.

Chris Horng-Dar Lin is our Vice President of Corporate Information Technology and Chief Information Officer. He was promoted to Vice President in February 2021. Prior to joining us in January 2021, he was Vice President of Information Technology in Mozilla. He holds a Ph.D. in electrical engineering and computer science from University of California, Berkeley.

Jonathan Lee is our Vice President of Corporate Planning Organization. He was promoted to Vice President in June 2021 and was our Senior Director of Strategic Planning Division from February 2012 to June 2021. Prior to joining us in 2007, he was President in Biomorphic Microsystems. He holds a master’s degree in Accounting from CUNY-Baruch College.

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

L.C. Lu is our Vice President of Research & Development/ Design & Technology Platform & TSMC Fellow. He was promoted to Vice President in August 2021 and was our Senior Director of Research & Development/ Design & Technology Platform & TSMC Fellow from August 2018 to August 2021, and Senior Director of Research & Development/ Digital IPs Solution & TSMC Fellow from March 2016 to August 2018. Prior to joining us in 2000, he was Director of Software Division in Avant Tech. Inc. He holds a Ph.D. in Computer Science from Yale University.

K.C. Hsu is our Vice President of Integrated Interconnect & Packaging. He was promoted to Vice President in November 2021. Prior to joining us in November 2021, he was Chairman, Taiwan in Micron Technology, Inc. He holds a M.S. degree in Management of Technology from National Chiao Tung University.

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

Share Ownership

The following table sets forth certain information as of February 28, 2023 with respect to our common shares owned by our directors and executive officers.

Name of Shareholders(1)	Number of Common Shares Owned(2)	Percentage of Outstanding Common Shares(2)
Mark Liu, Chairman	12,916,216	0.05%
C.C. Wei, Vice Chairman and Chief Executive Officer	6,346,207	0.02%
Ming-Hsin Kung, Director (Representative of the National Development Fund)(3)	1,653,709,980	6.38%
F.C. Tseng, Director	29,472,675	0.11%
Sir Peter L. Bonfield, Independent Director	—	—
Kok-Choo Chen, Independent Director	—	—
Michael R. Splinter, Independent Director	—	—
Moshe N. Gavrielov, Independent Director	—	—
Yancey Hai, Independent Director	—	—
L. Rafael Reif, Independent Director	—	—
Lora Ho, Senior Vice President	4,399,342	0.02%
Wei-Jen Lo, Senior Vice President	1,441,127	0.01%

Name of Shareholders(1)	Number of Common Shares Owned(2)	Percentage of Outstanding Common Shares(2)
Rick Cassidy, Senior Vice President/ CEO & President of TSMC Arizona(4)	—	—
Y.P. Chin, Senior Vice President	4,920,122	0.02%
Y.J. Mii, Senior Vice President	1,002,419	0.00%
J.K. Lin, Senior Vice President/ Chief Information Security Officer	12,648,251	0.05%
Cliff Hou, Senior Vice President	404,575	0.00%
Kevin Zhang, Senior Vice President	105,000	0.00%
Sylvia Fang, Vice President & General Counsel/ Corporate Governance Officer	700,285	0.00%
Y.L. Wang, Vice President(5)	218,535	0.00%
Douglas Yu, Vice President & TSMC Distinguished Fellow	250,000	0.00%
T.S. Chang, Vice President & TSMC Fellow	173,781	0.00%
Michael Wu, Vice President	485,501	0.00%
Min Cao, Vice President	363,152	0.00%
Y.H. Liaw, Vice President(6)	370,000	0.00%
Simon Jang, Vice President	351,695	0.00%
Wendell Huang, Vice President & Chief Financial Officer/ Spokesperson	1,651,924	0.01%
C.S. Yoo, Vice President	1,703,690	0.01%
Jun He, Vice President	28,371	0.00%
Geoffrey Yeap, Vice President	58,000	0.00%
Chris Horng-Dar Lin, Vice President & Chief Information Officer	16,000	0.00%
Jonathan Lee, Vice President	368,604	0.00%
Arthur Chuang, Vice President	2,602,981	0.01%
L.C. Lu, Vice President & TSMC Fellow	175,227	0.00%
K.C. Hsu, Vice President	60,000	0.00%

(1)	None of our directors and executive officers owned any stock option as of February 28, 2023.
(2)

The disclosed number of shares owned by the directors and executive officers did not include any common shares held in the form of ADS by such individuals as such individual ownership of ADSs had not been disclosed or otherwise made public. The disclosed number of shares owned by the directors and executive officers also did not include shares owned by their related parties. The disclosed number of shares owned by the directors and executive officers did not include any common shares held in the form of RSAs (as defined below) by such individuals that have not vested as of February 28, 2023. Except for the number of shares held by the National Development Fund, Executive Yuan, each of these individuals owned less than one percent of all common shares outstanding as of February 28, 2023.

(3)	Represented shares held by the National Development Fund, Executive Yuan.
(4)	Mr. Rick Cassidy was appointed as Chairman of TSMC Arizona, effective April 1, 2023.
(5)	In addition to his current responsibilities, Dr. Y.L. Wang was appointed as CEO of TSMC Arizona, effective April 1, 2023.
(6)	In addition to his current responsibilities, Mr. Y.H. Liaw was appointed as CEO of JASM, effective April 1, 2023.

The following table sets forth certain information as of March 1, 2023 with respect to the Restricted Stock Awards (the “RSAs”) held by our executives under our equity incentive plan for the year 2021 (the “2021 Rules”, see “— Employee Restricted Stock Awards Rules for Year 2021” for a further discussion). Under the 2021 Rules, 274,034 shares have vested and 419,466 shares have been reclaimed as of March 1, 2023.

Name	Common Shares Underlying Outstanding RSAs(1)	Exercise Price	Grant Date	Expiration Date
C.C. Wei, Vice Chairman and Chief Executive Officer
Lora Ho, Senior Vice President
Wei-Jen Lo, Senior Vice President
Y.P. Chin, Senior Vice President
Y.J. Mii, Senior Vice President
J.K. Lin, Senior Vice President/ Chief Information Security Officer
J.K. Wang, Senior Vice President(2)
Cliff Hou, Senior Vice President
Kevin Zhang, Senior Vice President
Sylvia Fang, Vice President & General Counsel/ Corporate Governance Officer
Connie Ma, Vice President(2)
Y.L. Wang, Vice President	1,387,000	—	March 1, 2022	—
Douglas Yu, Vice President & TSMC Distinguished Fellow
T.S. Chang, Vice President & TSMC Fellow
Michael Wu, Vice President
Min Cao, Vice President
Marvin Liao, Vice President(2)
Y.H. Liaw, Vice President
Simon Jang, Vice President
Wendell Huang, Vice President & Chief Financial Officer/ Spokesperson
C.S. Yoo, Vice President
Jun He, Vice President
Geoffrey Yeap, Vice President
Chris Horng-Dar Lin, Vice President & Chief Information Officer
Jonathan Lee, Vice President
Arthur Chuang, Vice President
L.C. Lu, Vice President & TSMC Fellow
K.C. Hsu, Vice President
Y.C. Huang (2)(3)

(1)	The RSAs granted under the 2021 Rules held by each of these directors and executives represent less than one percent of our total outstanding common shares.
(2)

Dr. Y.C. Huang retired, effective from May 1, 2022. Mr. J.K. Wang retired, effective from May 7, 2022. Ms. Connie Ma retired, effective from November 1, 2022. Dr. Marvin Liao retired, effective from November 11, 2022.

(3)	Dr. Y.C. Huang is an eligible executive in accordance with the 2021 Rules but is not an executive officer.

The following table sets forth certain information as of March 1, 2023, with respect to RSAs held by our executives under our equity incentive plan for the year 2022 (the “2022 Rules”, see “— Employee Restricted Stock Awards Rules for Year 2022” for a further discussion).

Name	Common Shares Underlying Outstanding RSAs(1)	Exercise Price	Grant Date	Expiration Date
C.C. Wei, Vice Chairman and Chief Executive Officer
Lora Ho, Senior Vice President
Wei-Jen Lo, Senior Vice President
Y.P. Chin, Senior Vice President
Y.J. Mii, Senior Vice President
J.K. Lin, Senior Vice President/ Chief Information Security Officer
Cliff Hou, Senior Vice President
Kevin Zhang, Senior Vice President
Sylvia Fang, Vice President & General Counsel/ Corporate Governance Officer
Y.L. Wang, Vice President
Douglas Yu, Vice President & TSMC Distinguished Fellow
T.S. Chang, Vice President & TSMC Fellow	2,110,000	—	March 1, 2023	—
Michael Wu, Vice President
Min Cao, Vice President
Y.H. Liaw, Vice President
Simon Jang, Vice President
Wendell Huang, Vice President & Chief Financial Officer/ Spokesperson
C.S. Yoo, Vice President
Jun He, Vice President
Geoffrey Yeap, Vice President
Chris Horng-Dar Lin, Vice President & Chief Information Officer
Jonathan Lee, Vice President
Arthur Chuang, Vice President
L.C. Lu, Vice President & TSMC Fellow
K.C. Hsu, Vice President

(1)	The RSAs granted under the 2022 Rules held by each of these directors and executives represent less than one percent of our total outstanding common shares.

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

Employee Restricted Stock Awards Rules for Year 2022

In April 2022, our Board of Directors approved the Employee Restricted Stock Awards Rules for Year 2022 (the “2022 Rules”), which authorized the grant of up to 3,065,000 common shares, with par value of NT$10 per share, in the form of RSAs to eligible executives and critical talents of TSMC and TSMC’s subsidiaries. The 2022 Rules became effective on July 25, 2022. The purpose of the 2022 Rules is to attract and retain corporate executives and critical talents and link their compensation with shareholders’ interests and/or our ESG achievements.

The 2022 Rules provide that RSAs may only be granted to full-time executives or critical talents of TSMC and TSMC’s subsidiaries who meet certain performance requirements. The number of RSAs granted is determined by our Chairman and Chief Executive Officer and approved by the Compensation Committee and the Board of Directors. Grants under the 2022 Rules are made free of charge to the recipient and are subject to certain vesting conditions, as outlined in the 2022 Rules. In particular, the maximum amount of RSAs that may vest each year are as follows: 50% on the first anniversary of the grant, 25% on the second anniversary of the grant and 25% on the third anniversary of the grant.

Issuances under the 2022 Rules may be granted over a period of one year from the effective date.

In February 2023, our Board of Directors resolved to approve the issuance of 2,110,000 units of RSAs under the 2022 Rules.

Employee Restricted Stock Awards Rules for Year 2023

In 2023, we adopted the Employee Restricted Stock Awards Rules for Year 2023 (the “2023 Rules”), which authorize the grant of up to 6,249,000 common shares, with par value of NT$10 per share, in the form of RSAs to eligible executives and critical talents of TSMC and TSMC’s subsidiaries. The 2023 Rules are subject to shareholder approval at the 2023 General Shareholders’ Meeting and approval by the R.O.C. Financial Supervisory Commission (the “R.O.C. FSC”). The purpose of the 2023 Rules is to attract and retain corporate executives and critical talents and link their compensation with shareholders’ interests and/or our ESG achievements.

The 2023 Rules provide that RSAs may only be granted to full-time executives or critical talents of TSMC and TSMC’s subsidiaries who meet certain performance requirements. The number of RSAs granted is determined by our Chairman and Chief Executive Officer and approved by the Compensation Committee, the Audit Committee and the Board of Directors. Grants under the 2023 Rules are made free of charge to the recipient and are subject to certain vesting conditions, as outlined in the 2023 Rules. In particular, the maximum amount of RSAs that may vest each year are as follows: 50% on the first anniversary of the grant, 25% on the second anniversary of the grant and 25% on the third anniversary of the grant.

Issuances under the 2023 Rules may be granted over a period of one year from the effective date.

Global Employee Stock Purchase Plan

In 2022, we established an employee stock purchase plan (the “ESPP”), which provides an opportunity for eligible employees to purchase our ADSs or common shares through voluntary automatic payroll deductions, in order to contribute to a real and sustainable culture of employees as shareholders. The ESPP became effective on May 10, 2022 and was implemented from October 1, 2022. ADSs and common shares available for purchase by participants under the ESPP will be authorized and issued ADSs or authorized and issued common shares acquired by the administrator of the ESPP on behalf of participants. We shall contribute to a participant’s contribution account so that fifteen percent (15%) of the purchase price for each ADS or common share purchased under the ESPP for a participant is funded by the employer contribution. We may, with thirty (30) days’ notice to eligible employees, change such percentage for the employer contribution.

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

Remuneration Paid to Directors

The following table presents the remuneration paid and benefits in kind granted to our non-employee directors in 2022:

Name/Title	Fees Earned or Paid in Cash	Stock Awards	All Other Compensation(2)	Total
	NT$	NT$	NT$	NT$	US$
	(in millions)
Mark Liu, Chairman	630.4	—	1.6	632.1	20.6
F.C. Tseng, Director(1)	10.6	—	1.3	11.9	0.4
Ming-Hsin Kung, Director (Representative of National Development Fund, Executive Yuan)	10.6	—	—	10.6	0.3
Sir Peter L. Bonfield, Independent Director	15.8	—	—	15.8	0.5
Kok-Choo Chen, Independent Director	13.2	—	—	13.2	0.4
Michael R. Splinter, Independent Director	15.8	—	—	15.8	0.5
Moshe N. Gavrielov, Independent Director	15.8	—	—	15.8	0.5
Yancey Hai, Independent Director	13.2	—	—	13.2	0.4
L. Rafael Reif, Independent Director	15.8	—	—	15.8	0.5

Total	741.0	—	2.9	744.0	24.2

(1)	In addition to the above, F.C. Tseng received NT$16.9 million of compensation from non-consolidated affiliates and NT$17.8 million of Advisor Fee from TSMC.
(2)	Included pensions funded according to applicable law and expenses for company cars, but did not include compensation paid to car drivers made available to directors.

On March 1, 2022 and March 1, 2023, Dr. Mark Liu was granted cash-settled compensation linked to the price of TSMC’s common shares. Such cash-settled compensation represents the right to receive an amount of cash equal to the market value of common shares of TSMC at the time of vesting. The grant is subject to the same vesting conditions as the aforementioned 2021 and 2022 Rules.

Compensation Paid to Executive Officers(1)

The following table presents the compensation paid and benefits in kind granted to our executive officers in 2022:

Name/Title	Salary	Bonus(2)	Stock Awards	All Other Compensation(3)	Total
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
C.C. Wei, Chief Executive Officer	14.2	579.5	45.4	4.3	643.4	20.9
Wendell Huang, Vice President & Chief Financial Officer/ Spokesperson	5.7	101.4	7.9	1.1	116.1	3.8

Lora Ho, Senior Vice President
Wei-Jen Lo, Senior Vice President
Rick Cassidy, Senior Vice President/ CEO & President of TSMC Arizona(4)
Y.P. Chin, Senior Vice President
Y.J. Mii, Senior Vice President
J.K. Lin, Senior Vice President/ Chief Information Security Officer
J.K. Wang, Senior Vice President(5)
Cliff Hou, Senior Vice President
Kevin Zhang, Senior Vice President
Sylvia Fang, Vice President & General Counsel/ Corporate Governance Officer
Connie Ma, Vice President(5)
Y.L. Wang, Vice President(6)	156.2	2,753.6	200.3	39.6	3,149.7	102.5	(8)
Douglas Yu, Vice President & TSMC Distinguished Fellow
T.S. Chang, Vice President & TSMC Fellow
Michael Wu, Vice President
Min Cao, Vice President
Marvin Liao, Vice President(5)
Y.H. Liaw, Vice President(7)
Simon Jang, Vice President
C.S. Yoo, Vice President
Jun He, Vice President
Geoffrey Yeap, Vice President
Chris Horng-Dar Lin, Vice President and Chief Information Officer
Jonathan Lee, Vice President
Arthur Chuang, Vice President
L.C. Lu, Vice President & TSMC Fellow
K.C. Hsu, Vice President

Total	176.1	3,434.5	253.5	45.0	3,909.1	127.2

(1)

The total compensation paid to the executive officers is decided based on their job responsibility, contribution, company performance and projected future risks the Company will face. It is reviewed by the Compensation Committee then submitted to the Board of Directors for approval.

(2)	Included cash bonus and profit sharing bonus.
(3)	Included pensions funded according to applicable law and expenses for company cars.
(4)	Mr. Rick Cassidy was appointed as Chairman of TSMC Arizona, effective April 1, 2023.
(5)	Mr. J.K. Wang retired, effective from May 7, 2022. Ms. Connie Ma retired, effective from November 1, 2022. Dr. Marvin Liao retired, effective from November 11, 2022.
(6)	In addition to his current responsibilities, Dr. Y.L. Wang was appointed as CEO of TSMC Arizona, effective April 1, 2023.
(7)	In addition to his current responsibilities, Mr. Y.H. Liaw was appointed as CEO of JASM, effective April 1, 2023.
(8)	Aggregate amount for executive officers other than C.C. Wei and Wendell Huang.

Board Practices

General

For a discussion of the term of office of the Board of Directors, see “– Directors and Executive Officers – Management”. No benefits are payable to members of the Board upon termination of their relationship with us.

Audit Committee

Our Audit Committee was established on August 6, 2002 to assist our Board of Directors in the review and monitoring of our financial and accounting matters, and the integrity of our financial reporting process and controls. In February 2023, the Board of Directors approved the renaming of our Audit Committee as “Audit and Risk Committee” to reflect its oversight responsibility for the risk management program, effective as of February 14, 2023.

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

The Audit Committee convened four regular meetings in 2022. In addition to these meetings, the Audit Committee members and consultant participated in one special meeting and three telephone conferences to discuss our annual report to be filed with the Taiwan and U.S. authorities and investor conference materials with management.

As part of its risk oversight of our operations and financial controls, our Audit Committee receives and reviews periodic reports from the head of Corporate Information Security function relating to our information technology and security matters, including any cybersecurity incidents, assessment of new and emerging cybersecurity risks and threats and their proposed improvement measures. Based on such reviews and their discussions with the head of Corporate Information Security function, our Audit Committee assists our Board to review, assess, and enhance the adequacy and effectiveness of our cybersecurity policies and procedures on an ongoing basis. Please also see “Item 4. Information on The Company – Risk Management” for a further discussion on our Audit Committee’s role in the risk management.

Compensation Committee

Our Board of Directors established a Compensation Committee in June 2003 to assist our Board of Directors in discharging its responsibilities related to our compensation and benefit policies, plans and programs, and the compensation of our directors of the Board and executives. In February 2023, the Board of Directors approved the renaming of our Compensation Committee as “Compensation and People Development Committee” to enhance its responsibility of reviewing the Company’s succession planning pipeline for senior executives, effective as of February 14, 2023.

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

The Compensation Committee convened four regular meetings and one special meetings in 2022.

Nominating, Corporate Governance and Sustainability Committee

In February 2023, our Board of Directors approved the establishment of a Nominating, Corporate Governance and Sustainability Committee, effective as of February 14, 2023, to assist our Board of Directors in selecting candidates for nomination to be elected as independent directors to the Board, developing a Chief Executive Officer succession plan, making recommendations to the Board for the next Chairman, and advising on corporate governance and sustainability matters.

The members of the Nominating, Corporate Governance and Sustainability Committee are appointed by the Board. The Nominating, Corporate Governance and Sustainability Committee, by its charter, shall be composed of the Chairman of the Board and three to six independent directors. The members of the Nominating, Corporate Governance and Sustainability Committee are Mr. Moshe N. Gavrielov, the Chairman of our Nominating, Corporate Governance and Sustainability Committee, Dr. Mark Liu, Sir Peter L. Bonfield, Ms. Kok-Choo Chen, Mr. Michael R. Splinter, Mr. Yancey Hai and Dr. L. Rafael Reif.

The Nominating, Corporate Governance and Sustainability Committee will meet as often as it deems appropriate to perform its duties and responsibilities under its charter.

Employees

The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2020	2021	2022
Managers	5,857	6,635	7,295
Professionals	27,767	31,920	35,189
Assistant Engineers/Clericals	4,832	6,620	8,665
Technicians	18,375	19,977	21,941

Total	56,831	65,152	73,090

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2020	2021	2022
Hsinchu Science Park, Taiwan	25,776	27,382	30,219
Southern Taiwan Science Park, Taiwan	16,114	20,428	23,508
Central Taiwan Science Park, Taiwan	7,668	8,486	9,075
Taoyuan City, Taiwan	1,661	1,701	1,713
Miaoli County, Taiwan	—	628	1,152
China	3,859	4,131	4,517
North America	1,620	2,188	2,547
Europe	52	54	53
Japan	78	152	304
Korea	3	2	2

Total	56,831	65,152	73,090

As of December 31, 2022, our total employee population was 73,090 with an educational makeup of 3.8% PhDs, 47.2% masters, 29.3% university bachelors, 8.4% college degrees and 11.3% others. Among this employee population, 58.1% were at a managerial or professional level. Our talent development strategies emphasize the early development of the capabilities of all employees, take employees’ needs for the next career stage into consideration in advance, and guide our active seeking of new talents to fill the talent pipeline.

Pursuant to our Articles of Incorporation, our employees participate in our profits sharing program by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our annual profits (defined under local law), after recovering any losses incurred in prior years. Our practice has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In 2021 and 2022, we distributed employees’ business performance bonus of NT$35,601 million and employees’ cash profit sharing bonus of NT$35,601 million to our employees in relation to year 2021 profits. In 2022 and 2023, we distributed employees’ business performance bonus of NT$60,702 million (US$1,975 million) to our employees in relation to year 2022 profits. Employees’ cash profit sharing bonus of NT$60,702 million (US$1,975 million) in relation to year 2022 profits will be distributed in July 2023.

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

Major Shareholders

The following table sets forth certain information as of February 28, 2023, with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

Names of Shareholders	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares
National Development Fund, Executive Yuan	1,653,709,980	6.38%
Directors and executive officers as a group(1)	83,233,680	0.32%

(1)	Excluded ownership of the National Development Fund, Executive Yuan.

As of February 28, 2023, a total of 25,930,380,458 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through their custodians in the R.O.C. As of February 28, 2023, 5,319,029,563 common shares, represented by 1,063,805,907 ADSs, were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., advised us that, as of February 28, 2023, such ADSs were held of record by Cede & Co. and 173 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

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

Related Party Transactions

Vanguard International Semiconductor Corporation (“VIS”)

In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated DRAM manufacturer. VIS commenced commercial production in 1995 and listed its shares on the Taipei Exchange in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 28, 2023, we owned approximately 28.3% of the equity interest in VIS.

Pursuant to the terms of a manufacturing agreement between both parties, VIS was obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC was required to use its best commercial efforts to maintain utilization of such reserved capacity. In 2022, we had total purchases of NT$1,850 million (US$60 million) from VIS, representing 0.2% of our total cost of revenue.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”)

SSMC is a joint venture in Singapore that we established with Philips and EDB Investment Pte. Ltd. to produce integrated circuits by means of advanced submicron manufacturing processes. These integrated circuits are made pursuant to the product design specifications provided primarily by us and Philips under an agreement with Philips and EDB Investment Pte. Ltd. (the “SSMC Shareholders Agreement”) in March 1999, and primarily by us and NXP Semiconductors N.V. (“NXP”), subsequent to the assignment by Philips of its rights to NXP and NXP’s assumption of Philips’ obligations under the SSMC Shareholders Agreement pursuant to the Assignment and Assumption Agreement effective September 25, 2006. SSMC’s business is limited to manufacturing wafers for us, our subsidiaries, NXP and NXP’s subsidiaries. On November 15, 2006, we and NXP exercised the option rights under the SSMC Shareholders Agreement to purchase all of the SSMC shares owned by EDB Investment Pte. Ltd. As a result, we now own 38.8%, and NXP owns 61.2% of SSMC. While we, together with NXP, have the right to purchase up to 100% of SSMC’s annual capacity, we and NXP are required to purchase, in the aggregate, at least 70% of SSMC’s full capacity. See below for a detailed discussion of the contract terms we entered into with SSMC.

We entered into a technology cooperation agreement with SSMC effective March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our metal oxide semiconductor (“MOS”) integrated circuits wafer volume production fabs. In return, we agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2022, we had total purchases of NT$4,574 million (US$149 million) from SSMC, representing 0.5% of our total cost of revenue.

Global Unichip Corporation (“GUC”)

In January 2003, we acquired a 52.0% equity interest in GUC, a SoC design service company that provides large scale SoC implementation services. GUC listed its shares on the Taiwan Stock Exchange in November 2006. As of February 28, 2023, we owned approximately 34.8% of the equity interest in GUC.

In 2022, we had total sales of NT$14,552 million (US$474 million) to GUC, representing 0.6% of our total revenue.

Xintec, Inc. (“Xintec”)

In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Xintec listed its shares on the Taipei Exchange in March 2015. Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. As of February 28, 2023, we owned approximately 41.0% of the equity interest in Xintec.

In 2022, we incurred total manufacturing expenses of NT$6,012 million (US$196 million) from Xintec, representing 0.7% of our total cost of revenue.

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

In September 2022, Daedalus Prime LLC (“Daedalus”) filed complaints in the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and other companies infringe four U.S. patents. The ITC instituted an investigation in October 2022. The outcome cannot be determined and we cannot make a reliable estimate of the contingent liability at this time.

Other than the matter described above, we were not a party to any other material litigation as of December 31, 2022 and are not currently a party to any other material litigation.

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

Pursuant to our Articles of Incorporation, our Board of Directors is authorized to approve quarterly cash dividends after the close of each quarter. After our Board of Directors approves quarterly cash dividends, we will distribute the dividend within six months. The respective amounts and payment dates of 2022 quarterly cash dividends are demonstrated in the table below.

Period	Approved Date	Payment Date	Cash Dividends Per Share (NT$)	Total Amount (NT$)
First quarter of 2022	May 10, 2022	October 13, 2022	2.75	71,308,546,260
Second quarter of 2022	August 9, 2022	January 12, 2023	2.75	71,308,546,260
Third quarter of 2022	November 8, 2022	April 13, 2023	2.74982072	71,308,546,260
Fourth quarter of 2022	February 14, 2023	July 13, 2023	2.75(1)	71,308,546,260

(1)	To be adjusted by then outstanding shares as of record date for such dividend payment.

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

General

Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares, of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,930,380,458 common shares were issued and outstanding as of December 31, 2022. As of February 28, 2023, 25,930,380,458 common shares were outstanding. No employee stock options were outstanding as of December 31, 2022 and February 28, 2023. On March 1, 2023, we reclaimed 419,466 common shares formerly granted in the form of RSAs pursuant to our 2021 Rules and granted a total of 2,110,000 common shares in the form of RSAs to our executives pursuant to our 2022 Rules. Please see “Item 6. Directors, Senior Management and Employees – Share Ownership” for a further discussion.

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

We may not pledge or hypothecate any purchased common shares. In addition, we may not exercise any shareholders’ rights attached to such common shares. In the event that we purchase our common shares on the Taiwan Stock Exchange, our affiliates, directors, officers and shareholders, together with their respective spouses, minor children and nominees holding more than 10% of our total shares, as well as the respective spouses, minor children and nominees of the foregoing persons, are prohibited from selling any of our common shares during the period in which we purchase our common shares.

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

The R.O.C. FSC announced on April 30, 2009 the Regulations Governing Mainland Chinese Investors’ Securities Investments (“P.R.C. Regulations”) and amended the same on October 6, 2010. According to the P.R.C. Regulations, a P.R.C. qualified domestic institutional investor (“QDII”) is allowed to invest in R.O.C. securities (including less than 10% (or less in certain industries) shareholding of an R.O.C. company listed on Taiwan Stock Exchange or the Taipei Exchange.) Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. For each QDII, the custodians of such QDIIs must apply with the Taiwan Stock Exchange for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the R.O.C. securities market with the amount approved by the Taiwan Stock Exchange. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment of certain other industries in a given company is restricted to a certain percentage pursuant to a list promulgated by the R.O.C. FSC and amended from time to time. P.R.C. investors other than QDII, however, are prohibited from making investments in an R.O.C. company listed on the Taiwan Stock Exchange or the Taipei Exchange, unless with approval from the Investment Commission of the R.O.C. Ministry of Economic Affairs for its investment of 10% or more (or other percentage applicable to certain restricted industries) of the equity interest of such R.O.C. company.

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

However, the total number of deposited shares outstanding after an issuance under the circumstances described in the third clause above may not exceed the number of deposited shares previously approved by the R.O.C. FSC plus any depositary receipts created under the circumstances described in the first two clauses above. Issuances of additional depositary receipts under the circumstances described in the third clause above will be permitted to the extent that previously issued depositary receipts have been cancelled and the underlying shares have been withdrawn from the depositary receipt facility.

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

In addition, a withdrawing non-R.O.C. holder must appoint a local custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting of information. Under existing R.O.C. laws and regulations, without meeting these requirements, holders of ADSs that withdraw and hold the common shares represented by the ADSs would not be able to hold or subsequently transfer the common shares, whether on the Taiwan Stock Exchange or otherwise.

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

Trade aside, R.O.C. companies and resident individuals may, without foreign exchange approval, remit to and from the R.O.C. foreign currency of up to US$50 million (or its equivalent) and US$5 million or its equivalent (or such other amount as determined by the Central Bank of the Republic of China (Taiwan) from time to time at its discretion in consideration of the R.O.C.’s economic and financial conditions or the needs to maintain the order of the foreign exchange market in the R.O.C.), respectively, in each calendar year. Furthermore, any remittance of foreign currency into the R.O.C. by a R.O.C. company or resident individual in a year will be offset by the amount remitted out of R.O.C. by such company or individual (as applicable) within its annual quota and will not use up its annual inward remittance quota to the extent of such offset. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises incorporated or registered in the R.O.C. to register their medium- and long-term foreign debts with the Central Bank of the Republic of China (Taiwan).

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

Dividends. Effective from 2018, dividends declared by us out of our retained earnings and distributed to the holders are subject to R.O.C. withholding tax at 21% on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends unless a lower withholding rate is provided under a tax treaty between the R.O.C and the jurisdiction where the holders are residents. Starting 2019, no retained earnings tax paid can offset as a credit against the 21% withholding tax.

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

United States Federal Income Taxation

This section discusses the material United States federal income tax consequences of owning and disposing of our common shares or ADSs. It applies to you only if you hold your common shares or ADSs as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	dealers or traders in securities or foreign currencies;

•	banks and certain other financial institutions;

•	brokers;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax-exempt organizations, retirement plans, individual retirement accounts and other tax-deferred accounts;

•	life insurance companies;

•	persons that actually or constructively own 10% or more of the combined voting power of our voting stock or of the total value of our stock;

•	persons that hold common shares or ADSs as part of a straddle or a hedging or conversion or integrated transaction for United States federal income tax purposes;

•	persons that purchases or sells common shares or ADSs as part of a wash sale for tax purposes;

•	persons who are former citizens or former long-term residents of the United States, or

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar.

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

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the common shares or ADSs, the United States tax treatment of a partner in the partnership generally will depend on the status of the partner and the tax treatment of the partnership. A holder of the common shares or ADSs that is a partnership and partners in such a partnership should consult their own tax advisors concerning the United States federal income tax consequences of purchasing, owning and disposing of common shares or ADSs.

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

The dividend is taxable to you when you, in the case of common shares, or the Depositary, in the case of ADSs, receive the dividend actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the NT dollar payments made, determined at the spot NT dollar/U.S. dollar rate on the date the dividend is distributed, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date of the dividend distribution to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to generally applicable limitations and restrictions, it is possible that the R.O.C. taxes withheld from dividend distributions and paid over to the R.O.C. would be eligible for credit against your U.S. federal income tax liabilities. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. Dividends will generally be income from sources outside the United States. Dividends will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. The rules applicable to the United States foreign tax credit are complex, and you should consult your own tax adviser concerning the availability of the credit in your particular circumstances.

Pro rata distributions of common shares by us to holders of common shares or ADSs may not be subject to U.S. federal income tax. Accordingly, such distributions may not give rise to taxable foreign-source income against which the R.O.C. tax imposed on such distributions may be credited.

Taxation of Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of your common shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Rules (PFICs)

We believe that our common shares and ADSs should not currently be treated as stock of a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually, and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. Accordingly, no assurance can be given that we will not be considered by the U.S. Internal Revenue Service (“IRS”) to be a PFIC in current or future years.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our common shares or ADSs:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets in such taxable year is attributable to assets that produce or are held for the production of passive income.

“Passive income” generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income and certain other specified categories of income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your common shares or ADSs; and

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the common shares or ADSs begin, that are greater than 125% of the average annual distributions received by you in respect of the common shares or ADSs during the three preceding taxable years or, if shorter, the portion of your holding period for the common shares or ADSs that preceded the taxable year in which you receive the distribution).

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

In addition, notwithstanding any election you make with regard to the common shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Moreover, your common shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your common shares or ADSs, you will be treated as having a new holding period in your common shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income as well as the special rules provided with respect to excess distributions, if applicable, as described above.

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

Information Reporting and Backup Withholding

U.S. holders generally are subject to information reporting requirements, on IRS Form 1099, with respect to dividends paid on common shares or ADSs and on the proceeds from the sale, exchange or disposition of common shares or ADSs unless the holder is a corporation or otherwise establishes a basis for exemption. In addition, U.S. holders are subject to back-up withholding on dividends paid on common shares or ADSs, and on the sale, exchange or other disposition of common shares or ADSs, unless each such U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Non-U.S. holders generally are not subject to information reporting or backup withholding with respect to dividends, or the proceeds from the sale, exchange or other disposition of common shares or ADSs, provided that each such non-U.S. holder certifies as to its foreign status on the applicable duly executed IRS Form W-8 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s or non-U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

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

We use foreign currency derivatives contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on our assets and liabilities. Based on a sensitivity analysis performed on our total monetary assets and liabilities, a hypothetical adverse foreign currency exchange rate change of 10% as of December 31, 2021 and 2022 would have decreased our net income by NT$1,435 million and NT$1,705 million (US$55 million) in 2021 and 2022 respectively, after taking into account hedges and offsetting positions. For further information, please refer to note 8, note 11 and note 34 to the consolidated financial statements.

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

Based on a sensitivity analysis performed on our fixed income investments with an aggregate carrying amount of NT$124,637 million and NT$252,448 million (US$8,215 million) as of December 31, 2021 and 2022, a hypothetical adverse interest rate change of 100 basis points across all maturities would have decreased our other comprehensive income by NT$3,767 million and NT$3,831 million (US$125 million) in 2021 and 2022, respectively, after taking into account interest rate hedges. For further information, please refer to note 9, note 10, note 11 and note 34 to the consolidated financial statements.

As of December 31, 2022, we had outstanding floating- and fixed-rate debt with varying maturities for an aggregate carrying amount of NT$858,410 million (US$27,934 million). Our short-term debt was nil as of December 31, 2022. The majority of our long-term debt is fixed-rate and measured at amortized cost and, as such, changes in interest rates would not affect future cash flows or the carrying amount. For further information, please refer to note 18, note 19, note 20 and note 34 to the consolidated financial statements.

Certain of our fixed income investments are primarily based on the London Interbank Offered Rate (“LIBOR”), which will be replaced by alternative benchmark rates after June 30, 2023. The transition from LIBOR to alternative benchmark rates might result in a reduction in our interest income.

Inflation Risk: We are subject to the effects of inflation through increases in the cost of raw materials used to produce our products, wage expenses and employee benefits, and costs in relation to construction of fabs. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high inflation in the future may have an adverse effect on our ability to maintain current levels of profit margin if the selling prices of our products and services do not increase with these increased costs.

Other Market Risk: Our equity securities are subject to a wide variety of market-related risks that could substantially reduce the fair value of our holdings. We currently do not reduce our equity market exposure through hedging activities. As of December 31, 2021 and 2022, we had investments in private equity securities mostly through a number of investment funds with a carrying value of NT$5,888 million and NT$6,159 million (US$200 million), respectively. Based on a sensitivity analysis performed on our equity investments as of December 31, 2021 and 2022, a hypothetical adverse price change of 10% would have decreased our other comprehensive income by approximately NT$596 million and NT$632 million (US$21 million) in 2021 and 2022, respectively. The actual disposal value of these investments may be significantly different from their carrying value. For further information, please refer to note 34 to the consolidated financial statements.

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

Depositary Payment

In 2022, we received reimbursement of proxy related expenses of US$28,891 from Citibank, N.A., the Depositary Bank for our ADR program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Pursuant to Rule 13(a)-15(b) of the Exchange Act, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officers and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2022.

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

As of the end of 2022, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2022, was effective.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our company’s internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included at the end of this Item 15.

Changes in Internal Control over Financial Reporting. During 2022, there was no material change to our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Taiwan Semiconductor Manufacturing Company Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated April 20, 2023, expressed an unqualified opinion on those consolidated financial statements.

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
April 20, 2023

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
1060
) and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2021 and 2022.

	For the year ended December 31,
	2021	2022
	NT$	NT$
	(In thousands)
Audit Fees	63,871	56,040
Audit Related Fees	23,197	21,994
Tax Fees	—	897
All Other Fees	75	218

Total	87,143	79,149

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
services performed by Deloitte & Touche in 2021 and 2022 were pre-approved
by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On February 15, 2022, our Board of Directors resolved to approve the buyback and subsequent cancellation of up to 1,387,000 of our common shares over the period from February 16, 2022 to April 15, 2022 (the “2022 Share Repurchase Program”). The purpose of the 2022 Share Repurchase Program was to offset the dilutive effect of the issuance of RSAs under our equity incentive plan for the year 2021 (see “Item 6. Directors, Senior Management and Employees— Employee Restricted Stock Awards Rules for Year 2021” for a further discussion). Between February 16, 2022 and February 25, 2022, we bought back an aggregate of 1,387,000 common shares for an aggregate purchase amount of approximately NT$872 million (US$28 million), which represents an average purchase price per share of approximately NT$628. The treasury stocks of 1,387,000 shares were all cancelled on May 10, 2022.
The table below sets forth certain information related to purchases made by us of our common shares in the periods indicated.

Period	Total number of common shares purchased	Average price paid per common share	Total number of common shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of common shares that may yet be purchased under the plans or programs
	(number of common shares)	(NT$)	(number of common shares)	(number of common shares)
February, 2022 (From February 16, 2022 to February 25, 2022)	1,387,000	628	1,387,000	—

Total	1,387,000	628	1,387,000	—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

The most relevant differences between TSMC corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US Companies under Listed Company Manual Section 303A	TSMC Corporate Practices
NYSE Section 303A.01 requires a NYSE-listed company to have a majority of independent directors on its board of directors.	Taiwan law does not require a board of directors of publicly traded companies to consist of a majority of independent directors. Taiwan law requires public companies meeting certain criteria to have at least two independent directors but no less than one fifth of the total number of directors on its board of directors. In addition, Taiwan law requires public companies to disclose information pertaining to their directors, including their independence status. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for information on the total number of TSMC directors and directors who would be considered independent under NYSE Section 303A.02 and Taiwan law.

NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the listed company either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company).	Taiwan law establishes comparable standards to evaluate director independence. For further information, please consult TSMC’s Taiwan annual report for the relevant year.

NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	Taiwan law does not contain such a requirement. Except for meetings of sub-committees of the board of directors and those held by managing directors, Taiwan law does not allow separate board meetings of part but not all of the board of directors.

NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.	Taiwan law does not contain such a requirement. Pursuant to Taiwan law, TSMC’s directors must be nominated either by the shareholders or by the entire board of directors. TSMC, however, has established a Nominating, Corporate Governance and Sustainability Committee in February 2023 to assist our Board of Directors in selecting candidates for nomination to be elected as independent directors to the Board, developing a Chief Executive Officer succession plan, making recommendations to the Board for the next Chairman, and advising on corporate governance and sustainability matters. The Nominating, Corporate Governance and Sustainability Committee, by its charter, shall be composed of the Chairman of the Board and three to six independent directors.

NYSE Section 303A.05(a) requires listed companies to have a compensation committee comprised entirely of independent directors.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its Compensation Committee since 2003, which has met the requirements under the Taiwan law. Taiwan law permits a non-director independent member, appointed by the board of directors, to serve as a member on the compensation committee, so long as such member meets the independent and other requirements under the relevant Taiwan law. Also, as required by the TWSE, the compensation committee of the companies listed on the TWSE must consist of a majority of independent directors, and all the members of the compensation committee shall elect an independent director to act as the convener and the chairperson of the meeting. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition and functions of its compensation committee. In February 2023, our Board of Directors approved the renaming of TSMC’s Compensation Committee as “Compensation and People Development Committee”, effective as of February 14, 2023.

NYSE Section 303A.05(b) requires a compensation committee’s charter to establish certain minimum responsibilities and to provide for an annual evaluation of the committee’s performance.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its Compensation Committee since 2003, which has met the requirements under the Taiwan law, and TSMC’s compensation committee charter contains the same responsibilities as those provided under NYSE Section 303A.05(b)(i) and mandates the committee to review the adequacy of its charter annually.

NYSE Section 303A.06 requires listed companies to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005.	TSMC voluntarily established its Audit Committee before the promulgation of related Taiwan law. Our Audit Committee fully complies with both local law requirements and corporate governance standards. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s Audit Committee members are all financially literate and are assisted by a financial expert consultant. In February 2023, our Board of Directors approved the renaming of TSMC’s Audit Committee as “Audit and Risk Committee”, effective as of February 14, 2023.

NYSE Section 303A.07(a) requires an audit committee to consist of at least three board members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee of which at least one shall have accounting or financial expertise. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s Audit Committee members are all financially literate and are assisted by a financial expert consultant.

NYSE Section 303A.07(a) requires that if an audit committee member is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of that company shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report on Form 10-K filed with the U.S. SEC.	Taiwan law does not contain such requirement. Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee. Taiwan law forbids an independent director from serving as an independent director on a total of more than four Taiwan public companies.

NYSE Section 303A.07(a) requires all members of the audit committee to be independent.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee.

NYSE Section 303A.07(b) requires an audit committee to have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Rule 10A-3(b)(2), (3), (4) & (5) of the Exchange Act.	Taiwan law requires comparable standards. TSMC currently has a written Audit Committee charter containing the same duties and responsibilities as those provided under Section 10A-3(b)(1) of the Exchange Act.

NYSE Section 303A.07(b)(iii)(B) and (C) establishes audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (ii) to discuss the company’s press releases relating to its earnings as well as the financial information and guidelines relating to its earnings that are supplied to analysts and rating agencies.	TSMC’s written Audit Committee charter establishes the same audit committee objectives.

NYSE Section 303A.07(b)(iii)(G) requires an audit committee to establish clear policies for hiring external auditor’s employees.	Taiwan law does not contain such requirement.

NYSE Section 303A.07(c) requires each company to have an internal audit function that provides to the management and to the audit committee ongoing assessments on the company’s risk management processes and internal control system.	Taiwan law requires public companies to establish an internal audit function. Internal auditors are subject to strict qualification standards under Taiwan law, which require the board of directors to approve the appointment of the head of a company’s internal audit function. TSMC’s internal audit function has substantially the same responsibilities as provided under NYSE Section 303A.07(d).

NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Taiwan law imposes a similar requirement. Employee stock option plans (“ESOPs”) are required to be approved by the board of directors. Shareholders’ approval is not required if the number of options granted under the relevant ESOP does not exceed the reservation made in TSMC’s Articles of Incorporation and if the exercise price is not below the price as determined by relevant regulations. Otherwise, any change to such reservation in the Articles requires shareholders’ approval. Employee restricted stock awards are required to be approved by the board of directors and the shareholders’ meeting with a quorum of holders of at least two-thirds of all issued and outstanding shares of common stock at which the holders of at least a majority of the common stock represented at the meeting vote in favor thereof. However, in the case of a publicly held company such as TSMC, such a resolution by the shareholders’ meeting may be adopted by the holders of at least two-thirds of the shares of common stock represented at a shareholders’ meeting at which holders of at least a majority of the issued and outstanding shares of common stock are present. TSMC currently has two equity-based compensation plans in effect, which were approved by the Board of Directors on April 22, 2021 and February 15, 2022, and by the shareholders on July 26, 2021 and June 8, 2022, respectively.

NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the compensation committee.)	Taiwan law does not contain such requirement. Under Taiwan law, if a listed company has voluntarily adopted corporate governance guidelines, it must set up a dedicated section on its website to disclose the relevant information and inform investors how to access such guidelines.

NYSE Section 303A.09 requires the board of directors to make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon.	Starting from 2020, companies listed on the TWSE are required by TWSE’s new rule to conduct self-assessment or peer assessment on the performance of the board of directors and each director every year and to submit the assessment results to TWSE by the end of the first quarter of the next year. TSMC has been conducting annual self-assessment on its Audit Committee’s performance since 2011 and on its Board of Directors as well as each director since 2020 in compliance with TWSE’s requirements.

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain.	Taiwan law does not contain such requirement. But, because of sound corporate governance principles, TSMC has adopted an “Ethics and Business Conduct Policy”, which complies with the Sarbanes-Oxley Act’s requirements concerning financial officers and CEO accountability.

NYSE Section 303A.12(a) requires the CEO, on a yearly basis, to certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance.	Taiwan law does not contain such a requirement. But, in order to comply with relevant U.S. SEC regulations, TSMC’s CEO is required to certify in TSMC’s 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of TSMC.

NYSE Section 303A.12(b) requires the CEO to notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.	Taiwan law does not contain such requirement. But, in order to be consistent with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC’s CEO complies with the notice provision as set forth under NYSE Section 303A.12(b).

NYSE Section 303A.12(c) requires each listed company to submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation each time a specified change occurs in the board or any of the committees subject to Section 303A.	Taiwan law does not contain such requirement. But, in order to comply with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC complies with NYSE Section 303A.12(c).

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Refer to the consolidated financial statements starting on page F-1 of this annual report.

ITEM 19.	EXHIBITS

(a)	See page F-1 for an index of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

	1.1(1)	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on June 5, 2019.

	2a.1	Description of Securities Registered Under Section 12 of the Exchange Act.

	2b.1	The Company hereby agrees to furnish to the U.S. Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

	3.1(2)	Rules for Election of Directors, as amended and restated on June 12, 2012.

	3.2(1)	Rules and Procedures of Board of Directors Meetings, as amended and restated on May 14, 2019.

	3.3(3)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002. (P).

	4.1(4)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2017 to July 31, 2037) (in Chinese with English summary).

	4.2(5)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 1, 2018 to April 30, 2038) (English summary).

	4.3(1)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective November 1, 2019 to October 31, 2039) (English summary).

	4.4(6)	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective December 4, 2009 to December 31, 2028) (English summary).

	4.5(7)	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective July 1, 2015 to December 31, 2034) (in Chinese with English summary).

	4.6(8)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 2017 to March 14, 2037) (English summary).

	4.7(1)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) and Corporate Headquarters (effective December 1, 2019 to December 31, 2038) (English summary).

	4.9(9)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (P).

	4.10(6)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2008 to December 31, 2027) (English summary).

	4.11(6)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 (effective May 16, 2013 to December 31, 2032) (English summary).

	4.12(10)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 and Corporate Headquarters (Phase II) (effective January 1, 2021 to December 31, 2040) (English summary).

4.13(2)	Land Lease with Central Science Industrial Park Administration relating to the fabs located in Taichung Science Park (effective September 1, 2009 to September 1, 2029) (English summary).

4.14(6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective May 14, 2005 to December 31, 2024) (English summary).

4.15(6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective April 15, 2006 to December 31, 2024) (English summary).

4.16(6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 1, 2009 to November 30, 2029) (English summary).

4.17(6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 15, 2006 to December 31, 2024) (English summary).

4.18(6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective October 1, 2011 to September 30, 2030) (English summary).

4.19(6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2012 to July 31, 2032) (English summary).

4.20(8)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective January 22, 2014 to July 31, 2032) (English summary).

4.21(6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective February 1, 2012 to January 31, 2032) (English summary).

4.22(10)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase V、VI、VII) (effective February 1, 2021 to December 31, 2026) (English summary).

4.23(10)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase V、VI、VII) (effective February 1, 2021 to December 31, 2026) (English summary).

4.25(6)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2010 to December 31, 2029) (English summary).

4.26(6)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I and Phase IV bridge) (effective July 21, 2008 to December 31, 2027) (English summary).

4.27(1)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective May 15, 2019 to December 31, 2038) (English summary).

4.28(11)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (effective December 1, 2014 to December 31, 2033) (English summary).

4.29(11)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective March 1, 2014 to February 28, 2034) (English summary).

4.30(11)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2014 to July 31, 2034) (English summary).

4.31(7)	Land Lease with Hsinchu Science Park Administration relating to AP3 located in Longtan Science Park (effective April 15, 2015 to December 31, 2034) (English summary).

4.32(7)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs (AP2B and F6 bridge) located in Southern Taiwan Science Park (effective March 16, 2015 to March 15, 2035) (English summary).

4.33(7)	Land Lease with Central Science Industrial Park Administration relating to F15B located in Taichung Science Park (effective March 25, 2015 to December 31, 2034) (English summary).

4.34(7)	Land Lease with Central Science Industrial Park Administration relating to AP5 located in Taichung Science Park (effective December 14, 2015 to July 26, 2031) (English summary).

4.35(4)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective August 1, 2017 to July 31, 2037) (English summary).

4.36(4)	Land Lease with Hsinchu Science Park Administration relating to F12 (Phase VII) (effective February 1, 2017 to January 31, 2037) (English summary).

4.37(5)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective December 1, 2018 to November 30, 2038) (English summary).

4.38(1)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective January 1, 2020 to December 31, 2034) (English summary).

4.39(1)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective January 1, 2020 to December 31, 2034) (English summary).

4.40(1)	Land Lease with Hsinchu Science Park Administration relating to Fab12(Phase 8 and Phase 9) (effective February 5, 2020 to December 31, 2039) (English summary).

4.41(10)	Land Lease with Southern Taiwan Science Park Administration relating to T-Site Water Reclamation Plant (effective April 1, 2020 to March 31, 2040) (English summary).

4.42(10)	Land Lease with Southern Taiwan Science Park Administration relating to T-Site Water Reclamation Plant (effective September 1, 2020 to March 31, 2040) (English summary).

4.43(10)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective October 1, 2020 to September 30, 2040) (English summary).

4.44(10)	Land Lease with Southern Taiwan Science Park Administration relating to a warehouse (effective October 26, 2020 to October 25, 2040) (English summary).

4.45(10)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective October 20, 2020 to October 19, 2040) (English summary).

4.46(10)	Land Lease with Southern Taiwan Science Park Administration relating to Fab14 & Fab18 located in Southern Taiwan Science Park (effective January 6, 2021 to January 5, 2041) (English summary).

4.47(12)	Land Lease with Southern Taiwan Science Park Administration relating to Fab14 & Fab18 located in Southern Taiwan Science Park (effective January 1, 2022 to December 31, 2041) (English summary).

4.48(12)	Land Lease with Central Science Park Administration relating to TCZWM located in Taichung Science Park (effective June 21, 2021 to June 20, 2041) (English summary).

4.49(12)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs (Fab18 bridge) located in Southern Taiwan Science Park (effective January 1, 2022 to December 31, 2041) (English summary).

4.50(12)	Taiwan Semiconductor Manufacturing Company Ltd. Employee Restricted Stock Awards Rules for Year 2021.

4.51(12)	Taiwan Semiconductor Manufacturing Company Ltd. Employee Restricted Stock Awards Rules for Year 2022 (as approved by the Board of Directors on April 12, 2022, and subject to shareholder approval and approval by the R.O.C. Financial Supervisory Commission).

4.52(13)	Taiwan Semiconductor Manufacturing Company Limited Global Employee Stock Purchase Plan for ADSs.

4.53	Taiwan Semiconductor Manufacturing Company Limited Employee Stock Purchase Plan for Common Shares.

4.54	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective September 1, 2022 to December 31, 2041) (English summary).

4.55	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective July 4, 2022 to December 31, 2041) (English summary).

4.56	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective November 1, 2022 to December 31, 2041) (English summary).

4.57	Land Lease with Kaohsiung City Government relating to Fab22 (effective August 1, 2022) (English summary).

4.58	Land Lease with Hsinchu Science Park Administration relating to the Fab located in Longtan Science Park (effective March 1, 2023 to December 31, 2042) (English summary).

4.59	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective March 1, 2023 to December 31, 2042) (English summary).

8.1	Subsidiaries of Taiwan Semiconductor Manufacturing Company Ltd.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

15.1	Consent of Deloitte & Touche.

17	Issuers of Guaranteed Securities.

101.INS	iXBRL Instance Document. (Embedded within the Inline XBRL document)

101.SCH	iXBRL Taxonomy Extension Schema Document.

101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	iXBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	iXBRL Taxonomy Extension Label Linkbase Document.

101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File. (Embedded within the Inline XBRL document)

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2019, filed by TSMC on April 15, 2020.
(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed by TSMC on April 2, 2013.
(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.
(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2017, filed by TSMC on April 19, 2018.
(5)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2018, filed by TSMC on April 17, 2019.
(6)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2013, filed by TSMC on April 14, 2014.
(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2015, filed by TSMC on April 11, 2016.
(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2016, filed by TSMC on April 13, 2017.
(9)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.
(10)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2020, filed by TSMC on April 16, 2021.
(11)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2014, filed by TSMC on April 13, 2015.
(12)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed by TSMC on April 14, 2022.
(13)	Previously filed in TSMC’s registration statement on Form S-8 (File No. 333- 265664), filed by TSMC on June 17, 2022.
(P)	Paper filing.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.

Date: April 20, 2023

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Wendell Huang
Name:	Wendell Huang
Title:	Vice President, Finance and Chief Financial Officer / Spokesperson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
Taiwan Semiconductor Manufacturing Company Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 20, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit and risk committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates
.

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
April 20, 2023
We have served as the Company’s auditor since 1987.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2021	December 31, 2022
		NT$	NT$	US$ (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	$1,064,990.2	$1,342,814.1	$43,697.2
Financial assets at fair value through profit or loss	8	159.0	1,070.4	34.8
Financial assets at fair value through other comprehensive income	9	119,519.3	122,998.5	4,002.6
Financial assets at amortized cost	10	3,773.6	94,600.2	3,078.4
Hedging financial assets	11	13.5	2.3	0.1
Notes and accounts receivable, net	12	197,586.1	229,755.9	7,476.6
Receivables from related parties	35	715.3	1,584.0	51.5
Other receivables from related parties	35	61.5	69.0	2.3
Inventories	6, 13	193,102.3	221,149.1	7,196.5
Other financial assets	36	16,630.6	25,964.4	844.9
Other current assets		10,521.5	12,888.8	419.4

Total current assets		1,607,072.9	2,052,896.7	66,804.3

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income	9	5,887.9	6,159.2	200.4
Financial assets at amortized cost	10	1,533.4	35,127.2	1,143.1
Investments accounted for using equity method	14	21,762.2	27,321.7	889.1
Property, plant and equipment	6, 15	1,975,118.7	2,693,837.0	87,661.5
Right-of-use assets	6, 16	32,734.4	41,914.0	1,363.9
Intangible assets	6, 17	26,821.7	25,999.2	846.1
Deferred income tax assets	6, 27	49,153.9	69,185.9	2,251.4
Refundable deposits		2,624.9	4,467.1	145.4
Other noncurrent assets		2,592.2	7,551.1	245.7

Total noncurrent assets		2,118,229.3	2,911,562.4	94,746.6

TOTAL		$3,725,302.2	$4,964,459.1	$161,550.9

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2021	December 31, 2022
		NT$	NT$	US$ (Note 3)
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	18, 32	$114,921.3	$—	$—
Financial liabilities at fair value through profit or loss	8	681.9	116.2	3.8
Hedging financial liabilities	11	9.6	0.8	—
Accounts payable		47,285.6	54,879.7	1,785.9
Payables to related parties	35	1,437.2	1,642.6	53.4
Salary and bonus payable		23,802.1	36,435.5	1,185.7
Accrued profit sharing bonus to employees and compensation to directors	30	36,524.7	61,748.6	2,009.4
Payables to contractors and equipment suppliers		145,742.2	213,499.6	6,947.6
Cash dividends payable	22	142,617.1	142,617.1	4,641.0
Income tax payable	6, 27	78,496.6	163,138.6	5,308.8
Long-term liabilities - current portion	19, 20, 32	4,566.7	19,313.9	628.5
Accrued expenses and other current liabilities	6, 16, 23, 32, 35	162,267.8	293,171.0	9,540.2

Total current liabilities		758,352.8	986,563.6	32,104.3

NONCURRENT LIABILITIES
Bonds payable	19, 32	610,070.6	834,336.4	27,150.4
Long-term bank loans	20, 32	3,309.1	4,760.0	154.9
Deferred income tax liabilities	6, 27	1,873.9	1,031.4	33.7
Lease liabilities	6, 16, 32	20,764.2	29,764.1	968.6
Net defined benefit liability	21	11,036.9	9,321.1	303.3
Guarantee deposits		686.8	892.0	29.0
Others	23	167,525.4	179,958.1	5,856.1

Total noncurrent liabilities		815,266.9	1,060,063.1	34,496.0

Total liabilities		1,573,619.7	2,046,626.7	66,600.3

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock	22	259,303.8	259,303.8	8,438.1

Capital surplus	22, 29	64,761.5	69,330.3	2,256.1

Retained earnings	22
Appropriated as legal capital reserve		311,147.0	311,147.0	10,125.2
Appropriated as special capital reserve		59,304.2	3,154.3	102.6
Unappropriated earnings		1,517,351.7	2,280,589.9	74,213.8

		1,887,802.9	2,594,891.2	84,441.6

Others	22, 29	(62,608.4)	(20,505.6)	(667.2)

Equity attributable to shareholders of the parent		2,149,259.8	2,903,019.7	94,468.6

NON - CONTROLLING INTERESTS		2,422.7	14,812.7	482.0

Total equity		2,151,682.5	2,917,832.4	94,950.6

TOTAL		$3,725,302.2	$4,964,459.1	$161,550.9

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2020	2021	2022
		NT$	NT$	NT$	US$
					(Note 3)
NET REVENUE	6, 23, 35, 38	$1,339,254.8	$1,587,415.0	$2,263,891.3	$73,670.4
COST OF REVENUE	6, 13, 30, 35	628,124.7	767,877.7	915,536.5	29,792.9

GROSS PROFIT		711,130.1	819,537.3	1,348,354.8	43,877.5

OPERATING EXPENSES	6, 30, 35
Research and development		109,486.0	124,734.8	163,262.2	5,312.9
General and administrative		28,457.6	36,929.6	53,524.8	1,741.8
Marketing		7,112.8	7,558.6	9,920.5	322.7

Total operating expenses		145,056.4	169,223.0	226,707.5	7,377.4

OTHER OPERATING INCOME AND EXPENSES, NET	15, 30	710.0	(333.4)	(368.4)	(12.0)

INCOME FROM OPERATIONS	38	566,783.7	649,980.9	1,121,278.9	36,488.1

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates		3,562.0	5,512.7	7,679.8	249.9
Interest Income	24	9,018.4	5,708.8	22,422.2	729.7
Other income		660.6	973.1	947.7	30.8
Foreign exchange gain (loss), net		(3,303.3)	13,662.7	4,505.8	146.6
Finance costs	25	(2,081.5)	(5,414.2)	(11,750.0)	(382.4)
Other gains and losses, net	26	10,106.4	(7,388.0)	(1,012.2)	(32.9)

Total non-operating income and expenses		17,962.6	13,055.1	22,793.3	741.7

INCOME BEFORE INCOME TAX		584,746.3	663,036.0	1,144,072.2	37,229.8
INCOME TAX EXPENSE	6, 27	73,738.3	70,155.4	150,777.5	4,906.5

NET INCOME		511,008.0	592,880.6	993,294.7	32,323.3

OTHER COMPREHENSIVE INCOME (LOSS)	6, 21, 22, 27
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation		(3,516.8)	242.1	(823.1)	(26.8)
Unrealized gain/(loss) on investments in equity instruments at fair value through other comprehensive income		423.7	1,900.8	(263.7)	(8.6)
Gain (loss) on hedging instruments		24.1	(41.4)	—	—
Share of other comprehensive income (loss) of associates		(11.6)	(30.2)	154.5	5.0
Income tax benefit (expense) related to items that will not be reclassified subsequently		422.7	(85.3)	734.0	23.9

		(2,657.9)	1,986.0	(198.3)	(6.5)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2020	2021	2022
		NT$	NT$	NT$	US$
					(Note 3)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		$(29,847.2)	$(6,181.8)	$50,845.6	$1,654.6
Unrealized gain/(loss) on investments in debt instruments at fair value through other comprehensive income		2,466.7	(3,431.8)	(10,102.7)	(328.8)
Gain on hedging instruments		—	131.6	1,329.2	43.3
Share of other comprehensive income (loss) of associates		(283.4)	(120.0)	550.3	17.9
Income tax benefit (expense) related to items that may be reclassified subsequently		—	(3.4)	6.0	0.2

		(27,663.9)	(9,605.4)	42,628.4	1,387.2

Other comprehensive income (loss), net of income tax		(30,321.8)	(7,619.4)	42,430.1	1,380.7

TOTAL COMPREHENSIVE INCOME		$480,686.2	$585,261.2	$1,035,724.8	$33,704.0

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent		$510,744.0	$592,359.2	$992,923.4	$32,311.2
Non-controlling interests		264.0	521.4	371.3	12.1

		$511,008.0	$592,880.6	$993,294.7	$32,323.3

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent		$480,422.1	$584,737.3	$1,035,518.1	$33,697.3
Non-controlling interests		264.1	523.9	206.7	6.7

		$480,686.2	$585,261.2	$1,035,724.8	$33,704.0

EARNINGS PER SHARE	28
Basic earnings per share		$19.70	$22.84	$38.29	$1.25

Diluted earnings per share		$19.70	$22.84	$38.29	$1.25

EARNINGS PER EQUIVALENT ADS
Basic earnings per share		$98.48	$114.22	$191.46	$6.23

Diluted earnings per share		$98.48	$114.22	$191.46	$6.23

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Millions of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
								Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total	Treasury Stock	Total	Non-controlling Interests	Total Equity
	Capital Stock - Common Stock			Retained Earnings
	Shares (In Millions)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total
BALANCE, JANUARY 1, 2020	25,930.3	$259,303.8	$56,339.7	$311,147.0	$10,675.1	$1,003,808.3	$1,325,630.4	$(26,871.4)	$(692.9)	$(3.8)	$(0.2)	$(27,568.3)	$—	$1,613,705.6	$681.7	$1,614,387.3
Appropriations of earnings
Special capital reserve	—	—	—	—	31,584.0	(31,584.0)	—	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders	—	—	—	—	—	(259,303.8)	(259,303.8)	—	—	—	—	—	—	(259,303.8)	—	(259,303.8)

Total	—	—	—	—	31,584.0	(290,887.8)	(259,303.8)	—	—	—	—	—	—	(259,303.8)	—	(259,303.8)

Net income	—	—	—	—	—	510,744.0	510,744.0	—	—	—	—	—	—	510,744.0	264.0	511,008.0
Other comprehensive income (loss), net of income tax	—	—	—	—	—	(3,121.8)	(3,121.8)	(30,130.2)	2,906.0	24.1	—	(27,200.1)	—	(30,321.9)	0.1	(30,321.8)

Total comprehensive income (loss)	—	—	—	—	—	507,622.2	507,622.2	(30,130.2)	2,906.0	24.1	—	(27,200.1)	—	480,422.1	264.1	480,686.2

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	(108.7)	(108.7)	—	108.7	—	—	108.7	—	—	—	—
Basis adjustment for loss on hedging instruments	—	—	—	—	—	—	—	—	—	(20.3)	—	(20.3)	—	(20.3)	—	(20.3)
Adjustments to share of changes in equities of associates	—	—	0.3	—	—	—	—	—	—	—	0.2	0.2	—	0.5	—	0.5
Donation from shareholders	—	—	7.2	—	—	—	—	—	—	—	—	—	—	7.2	—	7.2
Increase in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6.7	6.7

BALANCE, DECEMBER 31, 2020	25,930.3	$259,303.8	$56,347.2	$311,147.0	$42,259.1	$1,220,434.0	$1,573,840.1	$(57,001.6)	$2,321.8	$—	$—	$(54,679.8)	$—	$1,834,811.3	$952.5	$1,835,763.8

Appropriations of earnings
Special capital reserve	—	—	—	—	17,045.1	(17,045.1)	—	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders	—	—	—	—	—	(278,751.6)	(278,751.6)	—	—	—	—	—	—	(278,751.6)	—	(278,751.6)

Total	—	—	—	—	17,045.1	(295,796.7)	(278,751.6)	—	—	—	—	—	—	(278,751.6)	—	(278,751.6)

Net income	—	—	—	—	—	592,359.2	592,359.2	—	—	—	—	—	—	592,359.2	521.4	592,880.6
Other comprehensive income (loss), net of income tax	—	—	—	—	—	167.5	167.5	(6,301.7)	(1,559.8)	72.1	—	(7,789.4)	—	(7,621.9)	2.5	(7,619.4)

Total comprehensive income (loss)	—	—	—	—	—	592,526.7	592,526.7	(6,301.7)	(1,559.8)	72.1	—	(7,789.4)	—	584,737.3	523.9	585,261.2

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	187.7	187.7	—	(187.7)	—	—	(187.7)	—	—	—	—
Basis adjustment for gain on hedging instruments	—	—	—	—	—	—	—	—	—	48.5	—	48.5	—	48.5	—	48.5
Adjustments to share of changes in equities of associates	—	—	4.8	—	—	—	—	—	—	—	—	—	—	4.8	—	4.8
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	—	—	8,406.3	—	—	—	—	—	—	—	—	—	—	8,406.3	1,045.5	9,451.8
From share of changes in equities of subsidiaries	—	—	(7.9)	—	—	—	—	—	—	—	—	—	—	(7.9)	7.9	—
Donation from shareholders	—	—	11.1	—	—	—	—	—	—	—	—	—	—	11.1	0.1	11.2
Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(107.4)	(107.4)
Effect of acquisition of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.2	0.2

BALANCE, DECEMBER 31, 2021	25,930.3	$259,303.8	$64,761.5	$311,147.0	$59,304.2	$1,517,351.7	$1,887,802.9	$(63,303.3)	$574.3	$120.6	$—	$(62,608.4)	$—	$2,149,259.8	$2,422.7	$2,151,682.5

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Millions of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
								Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total	Treasury Stock	Total	Non-controlling Interests	Total Equity
	Capital Stock - Common Stock			Retained Earnings
	Shares (In Millions)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total
Appropriations of earnings
Special capital reserve	—	$—	$—	$—	$(56,149.9)	$56,149.9	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Cash dividends to shareholders	—	—	—	—	—	(285,234.2)	(285,234.2)	—	—	—	—	—	—	(285,234.2)	—	(285,234.2)

Total	—	—	—	—	(56,149.9)	(229,084.3)	(285,234.2)	—	—	—	—	—	—	(285,234.2)	—	(285,234.2)

Net income	—	—	—	—	—	992,923.4	992,923.4	—	—	—	—	—	—	992,923.4	371.3	993,294.7
Other comprehensive income (loss), net of income tax	—	—	—	—	—	(49.5)	(49.5)	51,560.0	(10,327.4)	1,411.6	—	42,644.2	—	42,594.7	(164.6)	42,430.1

Total comprehensive income (loss)	—	—	—	—	—	992,873.9	992,873.9	51,560.0	(10,327.4)	1,411.6	—	42,644.2	—	1,035,518.1	206.7	1,035,724.8

Share-based payment arrangements	1.4	13.9	438.0	—	—	—	—	—	—	—	(185.2)	(185.2)	—	266.7	—	266.7
Treasury stock acquired	—	—	—	—	—	—	—	—	—	—	—	—	(871.6)	(871.6)	—	(871.6)
Treasury stock retired	(1.4)	(13.9)	(3.0)	—	—	(854.7)	(854.7)	—	—	—	—	—	871.6	—	—	—
Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	303.3	303.3	—	(303.3)	—	—	(303.3)	—	—	—	—
Basis adjustment for gain on hedging instruments	—	—	—	—	—	—	—	—	—	(52.9)	—	(52.9)	—	(52.9)	—	(52.9)
Adjustments to share of changes in equities of associates	—	—	4.6	—	—	—	—	—	—	—	—	—	—	4.6	—	4.6
From share of changes in equities of subsidiaries	—	—	4,116.0	—	—	—	—	—	—	—	—	—	—	4,116.0	12,350.3	16,466.3
Donation from shareholders	—	—	13.2	—	—	—	—	—	—	—	—	—	—	13.2	—	13.2
Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(167.0)	(167.0)

BALANCE, DECEMBER 31, 2022	25,930.3	$259,303.8	$69,330.3	$311,147.0	$3,154.3	$2,280,589.9	$2,594,891.2	$(11,743.3)	$(10,056.4)	$1,479.3	$(185.2)	$(20,505.6)	$—	$2,903,019.7	$14,812.7	$2,917,832.4

BALANCE, DECEMBER 31, 2022 (IN MILLIONS OF US$ - Note 3)		$8,438.1	$2,256.1	$10,125.2	$102.6	$74,213.8	$84,441.6	$(382.1)	$(327.2)	$48.1	$(6.0)	$(667.2)	$—	$94,468.6	$482.0	$94,950.6

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan Dollars or U.S. Dollars)

	2020	2021	2022
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$584,746.3	$663,036.0	$1,144,072.2	$37,229.8
Adjustments for:
Depreciation expense	324,538.4	414,187.7	428,498.2	13,944.0
Amortization expense	7,186.2	8,207.2	8,756.1	284.9
Expected credit losses recognized (reversal) on investments in debt instruments	3.7	(2.7)	52.4	1.7
Finance costs	2,081.5	5,414.2	11,750.0	382.4
Share of profits of associates	(3,562.0)	(5,512.7)	(7,679.8)	(249.9)
Interest income	(9,018.4)	(5,708.8)	(22,422.2)	(729.7)
Share-based compensation	6.6	7.8	302.4	9.8
Loss (gain) on disposal or retirement of property, plant and equipment, net	(188.9)	273.6	(98.9)	(3.2)
Loss on disposal or retirement of intangible assets, net	0.6	1.2	6.0	0.2
Impairment loss on property, plant and equipment	10.2	274.4	790.7	25.7
Gain on financial instruments at fair value through profit or loss, net	(3.0)	—	—	—
Loss (gain) on disposal of investments in debt instruments at fair value through other comprehensive income, net	(1,439.4)	(93.2)	410.1	13.3
Loss (gain) on foreign exchange, net	(1,372.6)	(16,115.9)	10,342.7	336.6
Dividend income	(637.6)	(362.3)	(266.8)	(8.7)
Others	13.5	(414.2)	138.8	4.5
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(2,965.2)	2,649.2	(1,354.4)	(44.1)
Notes and accounts receivable, net	(8,082.7)	(52,105.9)	(32,169.9)	(1,046.8)
Receivables from related parties	304.0	(157.2)	(868.7)	(28.3)
Other receivables from related parties	7.6	(10.9)	(7.5)	(0.2)
Inventories	(54,372.2)	(55,748.9)	(28,046.8)	(912.7)
Other financial assets	1,389.5	(8,236.9)	(1,680.6)	(54.7)
Other current assets	(1,358.1)	(3,899.0)	(4,450.9)	(144.8)
Accounts payable	404.6	8,298.3	7,594.1	247.1
Payables to related parties	672.8	(670.5)	205.4	6.7
Salary and bonus payable	3,798.9	3,730.9	12,633.4	411.1
Accrued profit sharing bonus to employees and compensation to directors	12,032.1	843.7	25,223.9	820.9
Accrued expenses and other current liabilities	20,617.4	84,322.7	46,578.8	1,515.7
Other noncurrent liabilities	—	154,086.0	101,390.5	3,299.4
Net defined benefit liability	(785.2)	(635.2)	(2,538.8)	(82.6)

Cash generated from operations	874,028.6	1,195,658.6	1,697,160.4	55,228.1
Income taxes paid	(51,362.4)	(83,497.9)	(86,561.2)	(2,816.8)

Net cash generated by operating activities	822,666.2	1,112,160.7	1,610,599.2	52,411.3

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	—	—	(125.5)	(4.1)
Financial assets at fair value through other comprehensive income	(262,637.5)	(255,888.7)	(54,566.7)	(1,775.7)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan Dollars or U.S. Dollars)

	2020	2021	2022
	NT$	NT$	NT$	US$
				(Note 3)
Financial assets at amortized cost	$(4,302.8)	$(3,799.7)	$(183,125.9)	$(5,959.2)
Property, plant and equipment	(507,238.7)	(839,195.7)	(1,082,672.1)	(35,231.8)
Intangible assets	(9,542.4)	(9,040.7)	(6,954.3)	(226.3)
Proceeds from disposal or redemption of:
Financial instruments at fair value through profit or loss - debt instruments	30.0	—	—	—
Financial assets at fair value through other comprehensive income	266,931.9	254,604.5	44,963.4	1,463.2
Financial assets at amortized cost	285.2	9,368.3	62,329.7	2,028.3
Property, plant and equipment	606.7	390.4	983.3	32.0
Intangible assets	—	—	12.6	0.4
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	51.1	115.6	2.9	0.1
Derecognition of hedging financial instruments	(308.8)	276.3	1,684.4	54.8
Interest received	9,775.1	5,990.9	18,083.7	588.5
Proceeds from government grants - property, plant and equipment	1,044.3	821.3	7,046.1	229.3
Proceeds from government grants - others	25.4	6.6	5.3	0.2
Other dividends received	735.1	362.3	266.8	8.7
Dividends received from investments accounted for using equity method	2,752.1	2,136.4	2,749.7	89.5
Increase in prepayments for leases	(4,693.4)	(1,200.0)	—	—
Refundable deposits paid	(726.9)	(1,997.3)	(2,117.1)	(68.9)
Refundable deposits refunded	1,431.9	683.7	505.4	16.4

Net cash used in investing activities	(505,781.7)	(836,365.8)	(1,190,928.3)	(38,754.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	(31,571.6)	35,668.4	(111,960.0)	(3,643.3)
Proceeds from short-term bills payable	7,485.3	—	—	—
Repayments of short-term bills payable	(7,500.0)	—	—	—
Proceeds from issuance of bonds	236,725.7	364,592.8	198,293.6	6,452.8
Repayment of bonds	(31,800.0)	(2,600.0)	(4,400.0)	(143.2)
Proceeds from long-term bank loans	2,000.0	1,510.0	2,670.0	86.9
Repayment of long-term bank loans	—	—	(166.7)	(5.4)
Payments for transaction costs attributable to the issuance of bonds	(390.7)	(737.7)	(414.3)	(13.5)
Treasury stock acquired	—	—	(871.6)	(28.4)
Repayment of the principal portion of lease liabilities	(2,615.7)	(1,985.3)	(2,428.3)	(79.0)
Interest paid	(1,781.1)	(3,833.6)	(12,218.6)	(397.6)
Guarantee deposits received	145.6	469.0	271.4	8.8
Guarantee deposits refunded	(16.1)	(36.8)	(62.1)	(2.0)
Cash dividends	(259,303.8)	(265,786.4)	(285,234.2)	(9,282.0)
Disposal of ownership interests in subsidiaries (without losing control)	—	9,451.8	—	—
Donation from shareholders	7.3	11.3	13.2	0.4
Increase (decrease) in non-controlling interests	—	(115.0)	16,263.6	529.3

Net cash generated by (used in) financing activities	(88,615.1)	136,608.5	(200,244.0)	(6,516.2)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan Dollars or U.S. Dollars)

	2020	2021	2022
	NT$	NT$	NT$	US$
				(Note 3)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(23,498.1)	$(7,583.8)	$58,397.0	$1,900.3

NET INCREASE IN CASH AND CASH EQUIVALENTS	204,771.3	404,819.6	277,823.9	9,040.8

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	455,399.3	660,170.6	1,064,990.2	34,656.4

CASH AND CASH EQUIVALENTS, END OF YEAR	$660,170.6	$1,064,990.2	$1,342,814.1	$43,697.2

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL
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
The accompanying consolidated financial statements were authorized for issue by the management on April 20, 2023.

3.	U.S. DOLLAR AMOUNTS
TSMC and its subsidiaries (collectively as the “Company”) maintain its accounts and express its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board of the Unites States, which was NT$30.73 to US$1.00 as of December 30, 2022. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.
APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS), INTERNATIONAL ACCOUNTING STANDARDS (IAS), IFRIC INTERPRETATIONS (IFRIC), AND SIC INTERPRETATIONS (SIC) ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (IASB) (collectively, “IFRSs”).

a.	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB
Annual Improvements to IFRS Standards 2018 - 2020 Cycle	January 1, 2022
Amendments to IFRS 3 “Reference to the Conceptual Framework”	January 1, 2022
Amendments to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use”	January 1, 2022
Amendments to IAS 37 “Onerous Contracts–Cost of Fulfilling a Contract”	January 1, 2022

The Company believes that the adoption of aforementioned standards or interpretations did not have a significant effect on the Company’s accounting policies.

b.	New and revised standards, amendments and interpretations in issue but not yet effective

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current” and “Non-current Liabilities with Covenants”	January 1, 2024
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
The subsidiaries in the consolidated financial statements
The detail information of the subsidiaries at the end of reporting period was as follows:

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2021	December 31, 2022	Note
TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	—
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	—
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	—
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsin-Chu, Taiwan	73%	68%	b)
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	c)
	Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Kumamoto, Japan	100%	71%	a), d)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	a)
	Emerging Fund L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	a)

(Continued)

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2021	December 31, 2022	Note
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	—
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	a)
(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not audited by the Company’s independent auditors.

Note b:
VisEra has increased its capital in June 2022. After the increase in capital, TSMC’s shareholding in VisEra decreased from 73% to 68%. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

Note c:
Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation thresholds.

Note d:
JASM is established in December 2021 and has increased its capital in January 2022. After the increase in capital, TSMC’s shareholding in JASM decreased from 100% to 81%. In addition, JASM increased its capital by issuing noncumulative preferred shares and common shares in April 2022, TSMC’s shareholding in JASM decreased from 81% to 71% and the proportion of voting right remain 81%. The aforementioned transactions were accounted for as an equity transaction since the transaction did not change TSMC’s control over JASM.

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
Cash and cash equivalents, commercial paper, debt instrument investments, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (including those classified under other current assets and other noncurrent assets) are measured at amortized cost.
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
The Company designates certain hedging instruments, such as forward contracts, to partially hedge its foreign exchange rate risks or interest rate risks associated with certain highly probable forecast transactions (capital expenditures or issuance of debts). The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When forecast transactions actually take place, the accumulated gains or losses that were recognized in other comprehensive income are transferred from equity to the initial cost of the hedged items, or reclassified to finance costs of hedged items in the same period or periods during which the hedged expected future cash flows affect profit or loss. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.
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
Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method mainly over the following estimated useful lives: land improvements - 20 years; buildings (assets used by the Company and assets subject to operating leases) - 10 to 20 years; machinery and equipment (assets used by the Company and assets subject to operating leases) - 5 years; and office equipment - 5 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.
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
Share-based payment arrangements

a.	Equity-settled share-based payment arrangements
Restricted shares for employees are expensed on a straight-line basis over the vesting period, based on the fair value at the grant date and the Company’s best estimate of the number expected to ultimately vest, with a corresponding increase in other equity—unearned employee benefits.
When restricted shares for employees are issued, other equity—unearned employee benefits is recognized on the grant date, with a corresponding increase in capital surplus—restricted shares for employees. Dividends paid to employees on restricted shares which do not need to be returned if employees resign in the vesting period are recognized as expenses upon the dividend declaration with a corresponding adjustment in retained earnings.
At the end of each reporting period, the Company revises its estimate of the number of restricted shares for employees that are expected to vest. The impact from such revision is recognized in profit or loss so that the cumulative expenses reflect the revised estimate, with a corresponding adjustment to capital surplus—restricted shares for employees.

b.	Cash-settled share-based payment arrangements
For cash-settled share-based payments, a liability is recognized for the services acquired, measured at the fair value of the liability incurred. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss.
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

7.	CASH AND CASH EQUIVALENTS

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)
Cash and deposits in banks	$1,058,808.1	$1,329,291.4
Commercial paper	—	9,566.4
Government bonds	906.8	2,451.6
Repurchase agreements	5,275.3	1,133.3
Corporate bonds	—	371.4

	$1,064,990.2	$1,342,814.1

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

8.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets

Mandatorily measured at FVTPL
Forward exchange contracts	$159.0	$947.5
Convertible bonds	—	122.9

	$159.0	$1,070.4

Financial liabilities

Held for trading
Forward exchange contracts	$681.9	$116.2

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Millions)
December 31, 2021

Sell NT$	January 2022 to March 2022	NT$	132,734.5
Sell US$	January 2022 to March 2022	US$	2,009.1

December 31, 2022

Sell NT$	January 2023 to March 2023	NT$	79,610.6
Sell US$	January 2023 to March 2023	US$	752.5
Sell RMB	January 2023 to March 2023	RMB	1,448.4

9.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)
Investments in debt instruments at FVTOCI
Corporate bonds	$57,253.2	$66,116.2
Agency bonds/Agency mortgage-backed securities	32,070.1	28,399.9
Government bonds	21,345.8	18,929.8
Asset-backed securities	8,660.4	9,274.7

	119,329.5	122,720.6

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	5,887.9	6,159.2
Publicly traded stocks	189.8	277.9

	6,077.7	6,437.1

	$125,407.2	$129,157.7

Current	$119,519.3	$122,998.5
Noncurrent	5,887.9	6,159.2

	$125,407.2	$129,157.7

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.
For the years ended December 31, 2020, 2021 and 2022, as the Company adjusted its investment portfolio and the non-publicly traded investees were acquired, equity investments designated at FVTOCI were divested for NT$0.01 million, NT$628.7 million and NT$561.6 million, respectively. For the years ended December 31, 2021 and 2022, the related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$186.0 million and NT$ 303.2 million were transferred to increase retained earnings, respectively. For the year ended December 31, 2020, the related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$109.0 million was transferred to decrease retained earnings.

As of December 31, 2021 and 2022, the cumulative loss allowance for expected credit loss of NT$33.2 million and NT$37.8 million was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 34 for information relating to the credit risk management and expected cre dit
loss.

10.	FINANCIAL ASSETS AT AMORTIZED COST

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)
Corporate bonds	$5,310.1	$81,041.0
Commercial paper	—	48,742.8
Less: Allowance for impairment loss	(3.1)	(56.4)

	$5,307.0	$129,727.4

Current	$3,773.6	$94,600.2
Noncurrent	1,533.4	35,127.2

	$5,307.0	$129,727.4

Refer to Note 34 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

11.	HEDGING FINANCIAL INSTRUMENTS

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets- current
Fair value hedges
Interest rate futures contracts	$—	$2.3
Cash flow hedges
Forward interest rate contracts	13.5	—

	$13.5	$2.3

Financial liabilities- current
Fair value hedges

Interest rate futures contracts	$9.6	$0.8

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
The following tables summarize the information relating to the hedges of interest rate risks.
December 31, 2021

Hedging Instruments	Contract Amount (US$ in Millions)	Maturity
Interest rate futures contracts - US Treasury futures	US$53.9	March 2022

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets at FVTOCI	$ 4,079.3	$ 9.6
December 31, 2022

Hedging Instruments	Contract Amount (US$ in Millions)	Maturity
Interest rate futures contracts - US Treasury futures	US$74.3	March 2023

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets at FVTOCI	$ 4,008.2	$ (1.5)
The effect for the years ended December 31, 2020, 2021 and 2022 is detailed below:

Hedging Instruments/Hedged Items	Change in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Hedging Instruments
Interest rate futures contracts - US Treasury futures	$(353.6)	$148.8	$284.0
Hedged Items
Financial assets at FVTOCI	353.6	(148.8)	(284.0)

	$—	$—	$—

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
The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. For the years ended December 31, 2020, 2021 and 2022, refer to Note 22(d) for gain or loss arising from changes in the fair value of hedging instruments, the amount transferred to initial carrying amount of hedged items and the amount reclassified to finance costs of hedged items.
The following tables summarize the information relating to the hedges of interest rate risks.
December 31, 2021

Hedging Instruments	Contract Amount (In Millions)		Maturity	Balance in Other Equity (Continuing Hedges) NT$ (In Millions)
Forward interest rate contracts	US$	328.0	January 2022	$128.2
The effect for the years ended December 31, 2020, 2021 and 2022 is detailed below:

Hedging Instruments/Hedged Items	Change in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Hedging Instruments
Forward exchange contracts (capital expenditures)	$24.1	$(41.4)	$—

Forward interest rate contracts (issuance of debts)	$—	$132.5	$1,379.1

Hedged Items
Forecast transaction (capital expenditures)	$(24.1)	$41.4	$—

Forecast transaction (issuance of debts)	$—	$(132.5)	$(1,379.1)

12.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)
At amortized cost
Notes and accounts receivable	$193,733.2	$222,761.9
Less: Loss allowance	(347.0)	(331.6)

	193,386.2	222,430.3
At FVTOCI	4,199.9	7,325.6

	$197,586.1	$229,755.9

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
Aging analysis of notes and accounts receivable

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)
Not past due	$191,740.0	$205,053.1
Past due
Past due within 30 days	6,186.8	24,516.3
Past due over 31 days	6.3	518.1
Less: Loss allowance	(347.0)	(331.6)

	$197,586.1	$229,755.9

All of the Company’s accounts
r
eceivable classif
ied a
s at FVTOCI were not past due.
Movements of the loss allowance for accounts receivable

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$325.3	$246.6	$347.0
Provision (Reversal)	(78.5)	100.4	(15.5)
Effect of exchange rate changes	(0.2)	—	0.1

Balance, end of year	$246.6	$347.0	$331.6

For the years ended December 31, 2020, 2021 and 2022, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

13.	INVENTORIES

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)
Finished goods	$32,562.8	$54,818.4
Work in process	137,700.4	125,661.9
Raw materials	11,111.1	20,389.1
Supplies and spare parts	11,728.0	20,279.7

	$193,102.3	$221,149.1

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue during reporting period. The amounts are illustrated below:

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Inventory losses	$3,664.5	$533.0	$4,689.1

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD
Associates consisted of the following:

		Place of Incorporation and Operation	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities		December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
			NT$	NT$
			(In Millions)	(In Millions)
Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$10,469.2	$13,268.2	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	6,795.7	8,934.7	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	3,012.3	3,491.7	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,462.1	1,608.1	35%	35%
Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	22.9	19.0	28%	28%

			$21,762.2	$27,321.7

As of December 31, 2021 and 2022, no investments in associates are individually material to the Company. Please refer to the consolidated statements of profit or loss and other comprehensive income for recognition of share of both profit (loss) and other comprehensive income (loss) of associates that are not individually material.

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

	December 31, 2021	December 31, 2022
	NT$	NT$
Name of Associate	(In Millions)	(In Millions)

VIS	$73,347.3	$35,977.3

GUC	$27,359.1	$29,926.9

Xintec	$15,913.3	$10,716.4

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2020	December 31, 2021	December 31, 2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Assets used by the Company	$1,554,585.9	$1,975,114.0	$2,693,815.7
Assets subject to operating leases	1,003.2	4.7	21.3

	$1,555,589.1	$1,975,118.7	$2,693,837.0

Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost

Balance at January 1, 2020	$3,991.8	$438,075.0	$2,886,623.0	$54,611.4	$528,295.1	$3,911,596.3
Additions (deductions)	—	84,882.5	729,943.3	15,112.9	(304,218.0)	525,720.7
Disposals or retirements	—	(41.5)	(6,397.3)	(734.1)	—	(7,172.9)
Transfers from assets subject to operating leases	—	23.1	—	—	—	23.1
Transfers to assets subject to operating leases	—	—	(1,199.0)	—	—	(1,199.0)
Effect of exchange rate changes	(49.2)	(491.7)	(1,964.3)	(127.5)	(111.7)	(2,744.4)

Balance at December 31, 2020	$3,942.6	$522,447.4	$3,607,005.7	$68,862.7	$223,965.4	$4,426,223.8

Accumulated depreciation and impairment

Balance at January 1, 2020	$538.7	$243,059.3	$2,278,266.0	$37,418.4	$—	$2,559,282.4
Additions	1.5	29,209.1	285,393.6	7,216.9	—	321,821.1
Disposals or retirements	—	(27.9)	(6,012.9)	(732.4)	—	(6,773.2)
Transfers from assets subject to operating leases	—	8.2	—	—	—	8.2
Transfers to assets subject to operating leases	—	—	(202.6)	—	—	(202.6)
Impairment	—	—	10.2	—	—	10.2
Effect of exchange rate changes	(34.1)	(449.2)	(1,924.3)	(100.6)	—	(2,508.2)

Balance at December 31, 2020	$506.1	$271,799.5	$2,555,530.0	$43,802.3	$—	$2,871,637.9

Carrying amounts at December 31, 2020	$3,436.5	$250,647.9	$1,051,475.7	$25,060.4	$223,965.4	$1,554,585.9

(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Cost

Balance at January 1, 2021	$3,942.6	$522,447.4	$3,607,005.7	$68,862.7	$223,965.4	$4,426,223.8
Additions	2,587.2	53,971.3	401,659.0	7,643.0	369,545.8	835,406.3
Disposals or retirements	—	(41.1)	(26,192.2)	(333.4)	—	(26,566.7)
Transfers from assets subject to operating leases	—	35.5	1,443.6	—	—	1,479.1
Transfers to assets subject to operating leases	—	—	(244.6)	—	—	(244.6)
Effect of exchange rate changes	(41.6)	184.7	1,077.7	(18.1)	(355.5)	847.2

Balance at December 31, 2021	$6,488.2	$576,597.8	$3,984,749.2	$76,154.2	$593,155.7	$5,237,145.1

Accumulated depreciation and impairment

Balance at January 1, 2021	$506.1	$271,799.5	$2,555,530.0	$43,802.3	$—	$2,871,637.9
Additions	1.3	34,331.6	368,777.7	8,373.3	—	411,483.9
Disposals or retirements	—	(36.5)	(22,230.1)	(332.6)	—	(22,599.2)
Transfers from assets subject to operating leases	—	15.1	436.8	—	—	451.9
Transfers to assets subject to operating leases	—	—	(68.3)	—	—	(68.3)
Impairment	—	—	274.4	—	—	274.4
Effect of exchange rate changes	(7.6)	55.6	818.9	(16.4)	—	850.5

Balance at December 31, 2021	$499.8	$306,165.3	$2,903,539.4	$51,826.6	$—	$3,262,031.1

Carrying amounts at December 31, 2021	$5,988.4	$270,432.5	$1,081,209.8	$24,327.6	$593,155.7	$1,975,114.0

Cost

Balance at January 1, 2022	$6,488.2	$576,597.8	$3,984,749.2	$76,154.2	$593,155.7	$5,237,145.1
Additions	816.4	59,443.8	330,782.7	10,325.3	738,523.9	1,139,892.1
Disposals or retirements	—	(236.8)	(25,846.4)	(1,709.2)	—	(27,792.4)
Transfers to assets subject to operating leases	—	—	(65.8)	—	—	(65.8)
Effect of exchange rate changes	357.2	1,242.1	6,322.9	257.7	5,163.0	13,342.9

Balance at December 31, 2022	$7,661.8	$637,046.9	$4,295,942.6	$85,028.0	$1,336,842.6	$6,362,521.9

Accumulated depreciation and impairment

Balance at January 1, 2022	$499.8	$306,165.3	$2,903,539.4	$51,826.6	$—	$3,262,031.1
Additions	1.4	35,982.4	380,216.2	9,216.3	—	425,416.3
Disposals or retirements	—	(225.6)	(24,706.7)	(1,708.6)	—	(26,640.9)
Transfers to assets subject to operating leases	—	—	(40.3)	—	—	(40.3)
Impairment	—	—	—	—	790.7	790.7
Effect of exchange rate changes	54.9	1,016.3	5,872.3	205.8	—	7,149.3

Balance at December 31, 2022	$556.1	$342,938.4	$3,264,880.9	$59,540.1	$790.7	$3,668,706.2

Carrying amounts at December 31, 2022	$7,105.7	$294,108.5	$1,031,061.7	$25,487.9	$1,336,051.9	$2,693,815.7

(Concluded)
The significant part of the Company’s buildings includes
mai
n plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.
In the first quarter of 2021 and 2022, the Company recognized an impairment loss of NT$274.4 million and NT$790.7 million for certain machinery and equipment that were assessed to have no future use, and the recoverable amount of the aforementioned assets were nil. Such impairment loss was recognized in other operating income and expenses.
Information about capitalized interest is set out in Note 25.

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)

Carrying amounts

Land	$29,778.6	$38,525.8
Buildings	2,918.1	3,356.7
Machinery and equipment	3.4	2.9
Office equipment	34.3	28.6

	$32,734.4	$41,914.0

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Additions to right-of-use assets	$13,481.2	$7,769.8	$12,610.7

Depreciation of right-of-use assets
Land	$1,312.9	$1,825.7	$2,119.8
Buildings	569.5	707.9	928.7
Machinery and equipment	775.8	0.5	0.9
Office equipment	23.4	22.1	23.6

	$2,681.6	$2,556.2	$3,073.0

b.	Lease liabilities

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$2,176.5	$2,603.5
Noncurrent portion	20,764.2	29,764.1

	$22,940.7	$32,367.6

Ranges of discount rates for lease liabilities are as follows:

	December 31, 2021	December 31, 2022

Land	0.39%-2.14%	0.39%-2.30%
Buildings	0.39%-3.88%	0.39%-5.63%
Machinery and equipment	0.71%	0.71%
Office equipment	0.28%-3.88%	0.28%-4.71%

c.	Material terms of right-of-use assets
The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.	Other lease information

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Expenses relating to short-term leases	$3,153.5	$5,250.3	$4,731.1

Total cash outflow for leases	$6,354.6	$7,510.8	$7,618.3

17.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost

Balance at January 1, 2020	$5,693.4	$15,855.0	$33,024.0	$8,302.9	$62,875.3
Additions	—	6,308.9	3,275.8	2,974.8	12,559.5
Disposals or retirements	—	—	(60.5)	—	(60.5)
Effect of exchange rate changes	(256.8)	(2.2)	(0.3)	(0.1)	(259.4)

Balance at December 31, 2020	$5,436.6	$22,161.7	$36,239.0	$11,277.6	$75,114.9

Accumulated amortization and impairment

Balance at January 1, 2020	$—	$9,823.8	$26,502.1	$5,896.4	$42,222.3
Additions	—	2,404.5	3,669.2	1,112.5	7,186.2
Disposals or retirements	—	—	(59.9)	—	(59.9)
Effect of exchange rate changes	—	(2.1)	0.3	—	(1.8)

Balance at December 31, 2020	$—	$12,226.2	$30,111.7	$7,008.9	$49,346.8

Carrying amounts at December 31, 2020	$5,436.6	$9,935.5	$6,127.3	$4,268.7	$25,768.1

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost

Balance at January 1, 2021	$5,436.6	$22,161.7	$36,239.0	$11,277.6	$75,114.9
Additions	—	1,372.8	7,726.2	219.5	9,318.5
Disposals or retirements	—	—	(318.7)	—	(318.7)
Effect of exchange rate changes	(57.4)	(0.5)	4.5	0.1	(53.3)

Balance at December 31, 2021	$5,379.2	$23,534.0	$43,651.0	$11,497.2	$84,061.4

Accumulated amortization and impairment

Balance at January 1, 2021	$—	$12,226.2	$30,111.7	$7,008.9	$49,346.8
Additions	—	2,686.8	4,323.9	1,196.5	8,207.2
Disposals or retirements	—	—	(317.5)	—	(317.5)
Effect of exchange rate changes	—	(0.6)	3.5	0.3	3.2

Balance at December 31, 2021	$—	$14,912.4	$34,121.6	$8,205.7	$57,239.7

Carrying amounts at December 31, 2021	$5,379.2	$8,621.6	$9,529.4	$3,291.5	$26,821.7

Cost

Balance at January 1, 2022	$5,379.2	$23,534.0	$43,651.0	$11,497.2	$84,061.4
Additions	—	2,253.0	5,079.0	203.1	7,535.1
Disposals or retirements	—	(30.0)	(66.3)	—	(96.3)
Effect of exchange rate changes	412.6	2.0	12.1	1.6	428.3

Balance at December 31, 2022	$5,791.8	$25,759.0	$48,675.8	$11,701.9	$91,928.5

Accumulated amortization and impairment

Balance at January 1, 2022	$—	$14,912.4	$34,121.6	$8,205.7	$57,239.7
Additions	—	2,793.5	4,774.5	1,188.1	8,756.1
Disposals or retirements	—	(11.4)	(66.3)	—	(77.7)
Effect of exchange rate changes	—	1.9	8.6	0.7	11.2

Balance at December 31, 2022	$—	$17,696.4	$38,838.4	$9,394.5	$65,929.3

Carrying amounts at December 31, 2022	$5,791.8	$8,062.6	$9,837.4	$2,307.4	$25,999.2

(Concluded)
The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rates of 8.0% and 8.7% in its test of impairment as of December 31, 2021 and 2022, respectively, to reflect the relevant specific risk in the cash-generating unit.
For the years ended December 31, 2020, 2021 and 2022, the Company did not recognize any impairment loss on goodwill.

18.	SHORT-TERM LOANS

December 31, 2021
NT$
(In Millions)
Unsecured loans
Amount	$114,921.3

(Continued)

December 31, 2021
NT$
(In Millions)
Loan content
EUR (in millions)	$3,652.9
Annual interest rate	(0.73)%-0%
Maturity date	Due by June 2022

(Concluded	)

19.	BONDS PAYABLE

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)
Domestic unsecured bonds	$312,448.0	$379,526.0
Overseas unsecured bonds	304,414.0	476,051.5
Less: Discounts on bonds payable	(2,391.4)	(3,141.1)
Less: Current portion	(4,400.0)	(18,100.0)

	$610,070.6	$834,336.4

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment
NT$ unsecu r ed bonds
101-3	—	October 2012 to October 2022	$4,400.0	1.53%	Bullet repayment; interest payable annually
101-4	C	January 2013 to January 2023	3,000.0	1.49%	The same as above
102-1	C	February 2013 to February 2023	3,600.0	1.50%	The same as above
102-2	B	July 2013 to July 2023	3,500.0	1.70%	The same as above
102-4	D	September 2013 to March 2021	2,600.0	1.85%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	E	September 2013 to March 2023	5,400.0	2.05%	The same as above
	F	September 2013 to September 2023	2,600.0	2.10%	Bullet repayment; interest payable annually

(Continued)

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment
109-1	A	March 2020 to March 2025	$3,000.0	0.58%	Bullet repayment; interest payable annually
	B	March 2020 to March 2027	10,500.0	0.62%	The same as above
	C	March 2020 to March 2030	10,500.0	0.64%	The same as above
109-2	A	April 2020 to April 2025	5,900.0	0.52%	The same as above
	B	April 2020 to April 2027	10,400.0	0.58%	The same as above
	C	April 2020 to April 2030	5,300.0	0.60%	The same as above
109-3	A	May 2020 to May 2025	4,500.0	0.55%	The same as above
	B	May 2020 to May 2027	7,500.0	0.60%	The same as above
	C	May 2020 to May 2030	2,400.0	0.64%	The same as above
109-4	A	July 2020 to July 2025	5,700.0	0.58%	Two equal installments in last two years; interest payable annually
	B	July 2020 to July 2027	6,300.0	0.65%	The same as above
	C	July 2020 to July 2030	1,900.0	0.67%	The same as above
109-5	A	September 2020 to September 2025	4,800.0	0.50%	The same as above
	B	September 2020 to September 2027	8,000.0	0.58%	The same as above
	C	September 2020 to September 2030	2,800.0	0.60%	The same as above
109-6 (Green bond)	A	December 2020 to December 2025	1,600.0	0.40%	The same as above
	B	December 2020 to December 2027	5,600.0	0.44%	The same as above
	C	December 2020 to December 2030	4,800.0	0.48%	The same as above
109-7	A	December 2020 to December 2025	1,900.0	0.36%	The same as above
	B	December 2020 to December 2027	10,200.0	0.41%	The same as above
	C	December 2020 to December 2030	6,400.0	0.45%	The same as above
110-1	A	March 2021 to March 2026	4,800.0	0.50%	Bullet repayment; interest payable annually
	B	March 2021 to March 2028	11,400.0	0.55%	The same as above
	C	March 2021 to March 2031	4,900.0	0.60%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment
110-2	A	May 2021 to May 2026	$5,200.0	0.50%	Bullet repayment; interest payable annually
	B	May 2021 to May 2028	8,400.0	0.58%	The same as above
	C	May 2021 to May 2031	5,600.0	0.65%	The same as above
110-3	A	June 2021 to June 2026	6,900.0	0.52%	The same as above
	B	June 2021 to June 2028	7,900.0	0.58%	The same as above
	C	June 2021 to June 2031	4,900.0	0.65%	The same as above
110-4	A	August 2021 to August 2025	4,000.0	0.485%	The same as above
	B	August 2021 to August 2026	8,000.0	0.50%	The same as above
	C	August 2021 to August 2028	5,400.0	0.55%	The same as above
	D	August 2021 to August 2031	4,200.0	0.62%	The same as above
110-6	A	October 2021 to April 2026	3,200.0	0.535%	The same as above
	B	October 2021 to October 2026	6,900.0	0.54%	The same as above
	C	October 2021 to October 2028	4,600.0	0.60%	The same as above
	D	October 2021 to October 2031	1,600.0	0.62%	The same as above
110-7	A	December 2021 to December 2026	7,700.0	0.65%	The same as above
	B	December 2021 to June 2027	3,500.0	0.675%	The same as above
	C	December 2021 to December 2028	5,500.0	0.72%	The same as above
111-1 (Green bond)	A	January 2022 to January 2027	2,100.0	0.63%	The same as above
	B	January 2022 to January 2029	3,300.0	0.72%	The same as above
111-2	A	March 2022 to September 2026	3,000.0	0.84%	The same as above
	B	March 2022 to March 2027	9,600.0	0.85%	The same as above
	C	March 2022 to March 2029	1,600.0	0.90%	The same as above
111-3 (Green bond)	-	May 2022 to May 2027	6,100.0	1.50%	The same as above
111-4 (Green bond)	A	July 2022 to July 2026	1,200.0	1.60%	The same as above
	B	July 2022 to July 2027	10,100.0	1.70%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total A m ount NT$ (In Millions)		Coupon Rate	Repayment and Interest Payment
111-4 (Green bond)	C	July 2022 to July 2029		$1,200.0	1.75%	Bullet repayment; interest payable annually
	D	July 2022 to July 2032		1,400.0	1.95%	The same as above
111-5	A	August 2022 to June 2027		2,000.0	1.65%	The same as above
	B	August 2022 to August 2027		8,900.0	1.65%	The same as above
	C	August 2022 to August 2029		2,200.0	1.65%	The same as above
	D	August 2022 to August 2032		2,500.0	1.82%	The same as above
111-6 (Green bond)	A	October 2022 to October 2027		5,700.0	1.75%	The same as above
	B	October 2022 to October 2029		1,000.0	1.80%	The same as above
	C	October 2022 to October 2032		3,500.0	2.00%	The same as above

						(Concluded)

Issuance	Tranche	Issuance Period	Total Amount US$ (In Millions)		Coupon Rate	Repayment and Interest Payment
US$ unsecured bonds
109-1	—	September 2020 to September 2060	US$	1,000.0	2.70%	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter); interest payable annually
110-5	—	September 2021 to September 2051		1,000.0	3.10%	The same as above
The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount US$ (In Millions)		Coupon Rate	Repayment and Interest Payment
September 2020 to September 2025	US$	1,000.0	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually

(Continued)

Issuance Period	Total Amount US$ (In Millions)		Coupon Rate	Repayment and Interest Payment
September 2020 to September 2027	US$	750.0	1.00%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2030		1,250.0	1.375%	The same as above
April 2021 to April 2026		1,100.0	1.25%	The same as above
April 2021 to April 2028		900.0	1.75%	The same as above
April 2021 to April 2031		1,500.0	2.25%	The same as above
October 2021 to October 2026		1,250.0	1.75%	The same as above
October 2021 to October 2031		1,250.0	2.50%	The same as above
October 2021 to October 2041		1,000.0	3.125%	The same as above
October 2021 to October 2051		1,000.0	3.25%	The same as above
April 2022 to April 2027		1,000.0	3.875%	The same as above
April 2022 to April 2029		500.0	4.125%	The same as above
April 2022 to April 2032		1,000.0	4.25%	The same as above
April 2022 to April 2052		1,000.0	4.50%	The same as above
July 2022 to July 2027		400.0	4.375%	The same as above
July 2022 to July 2032		600.0	4.625%	The same as above

(Concluded)
The Company issued domestic unsecured bonds during the period from January 1, 2023 to April 20, 2023, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment
NT$ unsecured bonds
112-1 (Green bond)	A	March 2023 to March 2028	$12,200.0	1.54%	Bullet repayment; interest payable annually
	B	March 2023 to March 2030	2,300.0	1.60%	The same as above
	C	March 2023 to March 2033	4,800.0	1.78%	The same as above

20.	LONG-TERM BANK LOANS

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)
Unsecured loans	$3,510.0	$6,013.3
Less: Discounts on government grants	(34.2)	(39.4)
Less: Current portion	(166.7)	(1,213.9)

	$3,309.1	$4,760.0

Loan content
Annual interest rate	0.40%-0.90%	1.03%-1.23%
Maturity date	Due by September 2026	Due by December 2027
The long-term bank loans of the Company are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

21.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans
The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC and VisEra Tech have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Nanjing, TSMC Arizona, TSMC Europe, TSMC Canada, TSMC Technology and JASM also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$2,809.5 million, NT$3,711.0 million and NT$4,550.4 million for the years ended December 31, 2020, 2021 and 2022, respectively.

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
Amounts recognized in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Current service cost	$123.3	$145.3	$134.3
Net interest expense	81.6	47.2	74.3

Components of defined benefit costs recognized in profit or loss	204.9	192.5	208.6

Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	(139.2)	(73.3)	(429.9)
Actuarial loss arising from experience adjustments	494.1	94.3	1,413.8
Actuarial loss arising from changes in demographic assumptions	—	277.4	—
Actuarial loss (gain) arising from changes in financial assumptions	3,161.9	(540.5)	(160.8)

Components of defined benefit costs recognized in other comprehensive income	3,516.8	(242.1)	823.1

Total	$3,721.7	$(49.6)	$1,031.7

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Cost of revenue	$126.3	$124.5	$135.1
Research and development expenses	57.3	52.8	55.6
General and administrative expenses	18.2	12.5	15.1
Marketing expenses	3.1	2.7	2.8

	$204.9	$192.5	$208.6

The amounts arising from the defined benefit obligation of the Company were as follows:

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)
Present value of defined benefit obligation	$16,585.5	$17,484.0
Fair value of plan assets	(5,548.6)	(8,162.9)

Net defined benefit liability	$11,036.9	$9,321.1

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$13,484.1	$16,980.3	$16,585.5
Current service cost	123.3	145.3	134.3
Interest expense	118.8	66.7	120.8
Remeasurement:
Actuarial loss arising from experience adjustments	494.1	94.3	1,413.8
Actuarial loss arising from changes in demographic assumptions	—	277.4	—
Actuarial loss (gain) arising from changes in financial assumptions	3,161.9	(540.5)	(160.8)
Benefits paid from plan assets	(399.0)	(431.8)	(585.3)
Benefits paid directly by the Company	(2.9)	(6.2)	(24.3)

Balance, end of year	$16,980.3	$16,585.5	$17,484.0

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$4,301.6	$5,066.2	$5,548.6
Interest income	37.2	19.5	46.5
Remeasurement:
Return on plan assets (excluding amounts included in net interest expense)	139.2	73.3	429.9
Contributions from employer	987.2	821.4	2,723.2
Benefits paid from plan assets	(399.0)	(431.8)	(585.3)

Balance, end of year	$5,066.2	$5,548.6	$8,162.9

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)
Cash	$1,001.0	$1,337.9
Equity instruments	2,951.8	4,696.9
Debt instruments	1,595.8	2,128.1

	$5,548.6	$8,162.9

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2021	December 31, 2022
Discount rate	0.75%	1.80%
Future salary increase rate	3.00%	4.00%
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

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% (and not below 0.0%) in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$780.5 million and NT$766.7 million as of December 31, 2021 and 2022, respectively.

3)
Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$759.5 million and NT$746.9 million as of December 31, 2021 and 2022 respectively.
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
The Company expects to make contributions of NT$2,832.1 million to the defined benefit plans in the next year starting from December 31, 2022. The weighted average duration of the defined benefit obligation is 9 years.

22.	EQUITY

a.	Capital stock

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)
Authorized shares	28,050.0	28,050.0

Authorized capital	$280,500.0	$280,500.0

Issued and paid shares	25,930.3	25,930.3

Issued capital	$259,303.8	$259,303.8

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.
The authorized shares include 500.0 million shares allocated for the exercise of employee stock options.
On March 1, 2022, the Company issued employee restricted stock awards (RSAs) for its employees in a total of 1.4 million shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed. Refer to Note 29 for the information on RSAs.
On May 10, 2022, TSMC’s Board of Directors resolved to cancel 1.4 million treasury shares. Refer to Note 22(e) for the information.
As of the end of reporting period, 1,063.8 million ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,319.2 million shares (one ADS represents five common shares).

b.	Capital surplus
The categories of uses and the sources of capital surplus based on regulations were as follows:

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital
Additional paid-in capital	$24,185.0	$24,183.6
From merger	22,804.5	22,803.3
From convertible bonds	8,892.9	8,892.4
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,406.3	8,406.3
Donations - donated by shareholders	11.3	11.3
May only be used to offset a deficit
From share of changes in equities of subsidiaries	113.9	4,229.9
From share of changes in equities of associates	307.2	311.8
Donations - unclaimed dividend	40.4	53.7
May not be used for any purpose
Employee restricted shares	—	438.0

	$64,761.5	$69,330.3

If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s paid-in capital each year.

c.	Retained earnings and dividend policy
TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and TSMC’s Articles of Incorporation.
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
The appropriations of 2020, 2021 and 2022 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	First Quarter of 2020	Second Quarter of 2020	Third Quarter of 2020	Fourth Quarter of 2020
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Resolution date of TSMC’s Board of Directors in its meeting	May 12, 2020	August 11, 2020	November 10, 2020	February 9, 2021
Special capital reserve	$(2,694.8)	$11,884.5	$5,501.3	$12,420.7

Cash dividends to shareholders	$64,826.0	$64,826.0	$64,826.0	$64,826.0

Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.5

	First Quarter of 2021	Second Quarter of 2021	Third Quarter of 2021	Fourth Quarter of 2021
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Resolution date of TSMC’s Board of Directors in its meeting	June 9, 2021	August 10, 2021	November 9, 2021	February 15, 2022
Special capital reserve	$(6,287.0)	$10,201.2	$710.2	$3,304.3

Cash dividends to shareholders	$71,308.5	$71,308.5	$71,308.5	$71,308.5

Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

	First Quarter of 2022	Second Quarter of 2022	Third Quarter of 2022	Fourth Quarter of 2022
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Resolution date of TSMC’s Board of Directors in its meeting	May 10, 2022	August 9, 2022	November 8, 2022	February 14, 2023
Special capital reserve	$(15,541.0)	$(12,002.8)	$(31,910.4)	$17,166.2

Cash dividends to shareholders	$71,308.5	$71,308.5	$71,308.5	$71,308.5

Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

The special capital reserve for 2022 is to be presented for approval in TSMC’s shareholders’ meeting to be held on June 6, 2023 (expected).
The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website
.

d.	Others
Changes in others were as follows:

	Year Ended December 31, 2020
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Balance, beginning of year	$(26,871.4)	$(692.9)	$(3.8)	$(0.2)	$(27,568.3)
Exchange differences arising on translation of foreign operations	(29,846.8)	—	—	—	(29,846.8)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	—	423.2	—	—	423.2
Debt instruments	—	3,907.0	—	—	3,907.0
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	—	108.7	—	—	108.7
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	—	(1,439.4)	—	—	(1,439.4)
Loss allowance adjustments from debt instruments	—	(0.9)	—	—	(0.9)
Gain (loss) arising on changes in the fair value of hedging instruments	—	—	24.1	—	24.1
Transferred to initial carrying amount of hedged items	—	—	(20.3)	—	(20.3)
Share of other comprehensive income (loss) of associates	(283.4)	15.5	—	—	(267.9)
Share of unearned stock-based employee compensation of associates	—	—	—	0.2	0.2
Income tax effect	—	0.6	—	—	0.6

Balance, end of year	$(57,001.6)	$2,321.8	$—	$—	$(54,679.8)

	Year Ended December 31, 2021
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Balance, beginning of year	$(57,001.6)	$2,321.8	$—	$—	$(54,679.8)
Exchange differences arising on translation of foreign operations	(6,181.7)	—	—	—	(6,181.7)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	—	1,898.2	—	—	1,898.2
Debt instruments	—	(3,339.9)	—	—	(3,339.9)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	—	(187.7)	—	—	(187.7)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	—	(93.2)	—	—	(93.2)
Loss allowance adjustments from debt instruments	—	1.3	—	—	1.3
Gain (loss) arising on changes in the fair value of hedging instruments	—	—	90.2	—	90.2
Transferred to initial carrying amount of hedged items	—	—	48.5	—	48.5
Share of other comprehensive income (loss) of associates	(120.0)	30.0	(14.7)	—	(104.7)
Income tax effect	—	(56.2)	(3.4)	—	(59.6)

Balance, end of year	$(63,303.3)	$574.3	$120.6	$—	$(62,608.4)

	Year Ended December 31, 2022
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Balance, beginning of year	$(63,303.3)	$574.3	$120.6	$—	$(62,608.4)
Exchange differences arising on translation of foreign operations	51,009.7	—	—	—	51,009.7
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	—	(263.3)	—	—	(263.3)
Debt instruments	—	(10,513.7)	—	—	(10,513.7)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	—	(303.3)	—	—	(303.3)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	—	410.1	—	—	410.1
Loss allowance adjustments from debt instruments	—	0.9	—	—	0.9
Gain (loss) arising on changes in the fair value of hedging instruments	—	—	1,329.2	—	1,329.2
Transferred to initial carrying amount of hedged items	—	—	(52.9)	—	(52.9)
Issuance of shares	—	—	—	(451.9)	(451.9)
Share-based payment expenses recognized	—	—	—	266.7	266.7
Share of other comprehensive income (loss) of associates	550.3	38.6	76.4	—	665.3
Income tax effect	—	—	6.0	—	6.0

Balance, end of year	$(11,743.3)	$(10,056.4)	$1,479.3	$(185.2)	$(20,505.6)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.	Treasury stock
For TSMC’s shareholders’ interests, TSMC’s Board of Directors approved a share buyback program on February 15, 2022 to repurchase 1.4 million shares. TSMC has completed this share buyback program during the first quarter of 2022. On May 10, 2022, TSMC’s Board of Directors resolved to cancel the 1.4 million shares and set May 10, 2022 as the record date for capital reduction. The registration for share cancellation was completed on May 20, 2022.

23.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
Product	(In Millions)	(In Millions)	(In Millions)

Wafer	$1,178,456.3	$1,405,300.3	$1,991,855.9
Others	160,798.5	182,114.7	272,035.4

	$1,339,254.8	$1,587,415.0	$2,263,891.3

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
Geography	(In Millions)	(In Millions)	(In Millions)

Taiwan	$129,082.9	$203,963.7	$210,470.8
United States	817,911.0	1,015,996.4	1,493,328.8
China	233,783.3	164,552.1	245,168.8
Europe, the Middle East and Africa	70,213.4	89,010.1	123,767.1
Japan	63,299.2	71,920.8	119,099.3
Others	24,965.0	41,971.9	72,056.5

	$1,339,254.8	$1,587,415.0	$2,263,891.3

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
Platform	(In Millions)	(In Millions)	(In Millions)

High Performance Computing	$439,810.0	$587,780.1	$932,383.7
Smartphone	645,303.6	695,091.2	888,879.2
Internet of Things	110,355.2	133,006.0	196,115.0
Automotive	44,367.5	67,076.4	116,381.0
Digital Consumer Electronics	54,555.7	55,577.2	56,158.8
Others	44,862.8	48,884.1	73,973.6

	$1,339,254.8	$1,587,415.0	$2,263,891.3

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
Resolution	(In Millions)	(In Millions)	(In Millions)

5-nanometer	$90,934.5	$262,327.4	$508,689.9
7-nanometer	394,837.0	440,383.1	535,153.8
10-nanometer	3,403.1	660.0	24.9
16-nanometer	197,959.0	191,058.9	258,544.3
20-nanometer	8,450.9	5,668.8	8,853.3
28-nanometer	149,367.7	153,066.6	206,611.9
40/45-nanometer	103,176.5	103,413.6	145,546.2
65-nanometer	61,226.7	66,467.9	93,288.6
90-nanometer	29,380.4	32,260.3	40,184.2
0.11/0.13 micron	33,197.1	40,558.5	57,992.3
0.15/0.18 micron	86,008.5	86,700.3	110,571.2
0.25 micron and above	20,514.9	22,734.9	26,395.3

Wafer revenue	$1,178,456.3	$1,405,300.3	$1,991,855.9

b.	Contract balances

	January 1, 2021	December 31, 2021	December 31, 2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Contract liabilities (classified under accrued expenses and other current liabilities)	$13,775.1	$39,762.6	$70,806.6

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.
The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$4,737.9 million, NT$11,590.4 million and NT$38,433.1 million for the years ended December 31, 2020, 2021 and 2022, respectively.

c.	Temporary receipts from customers

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)

Current portion (classified under accrued expenses and other current liabilities)	$30,612.7	$107,723.6
Noncurrent portion (classified under other noncurrent liabilities)	155,381.5	168,399.2

	$185,994.2	$276,122.8

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

d.	Refund liabilities
Estimated sales returns and other allowances is made and adjusted based on historical experience and the consideration of varying contractual terms. As of December 31, 2021 and 2022, the aforementioned refund liabilities amounted to NT$41,038.0 million and NT$53,078.4 million (classified under accrued expenses and other current liabilities), respectively.

24.	INTEREST INCOME

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Interest income
Bank deposits	$5,139.1	$2,834.8	$17,831.3
Financial assets at FVTPL	2.5	—	—
Financial assets at FVTOCI	3,121.9	2,192.5	2,582.3
Financial assets at amortized cost	754.9	681.5	2,008.6

	$9,018.4	$5,708.8	$22,422.2

25.	FINANCE COSTS

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Interest expense
Corporate bonds	$1,337.3	$5,203.0	$14,116.1
Lease liabilities	227.8	193.3	267.1
Bank loans	500.9	17.6	32.0
Others	15.5	0.3	1.7
Less: Capitalized interest under property, plant and equipment	—	—	(2,666.9)

	$2,081.5	$5,414.2	$11,750.0

Information about capitalized interest is as follows:

Years Ended December 31, 2022
Capitalization rate	0.56%-3.36%

26.	OTHER GAINS AND LOSSES, NET

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Gain (loss) on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$1,439.4	$93.2	$(410.1)
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	8,244.5	(7,973.6)	(622.5)
The reversal (accrual) of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	0.9	(1.3)	(0.9)
Financial assets at amortized cost	(4.6)	4.0	(51.5)
Other gains, net	426.2	489.7	72.8

	$10,106.4	$(7,388.0)	$(1,012.2)

27.	INCOME TAX

a.	Income tax expense recognized in profit or loss
Income tax expense consisted of the following:

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Current income tax expense
Current tax expense recognized in the current year	$87,452.7	$107,694.4	$190,022.2
Income tax adjustments on prior years	(7,589.4)	(14,539.5)	(19,413.0)
Other income tax adjustments	150.2	152.2	206.1

	80,013.5	93,307.1	170,815.3

Deferred income tax benefit
The origination and reversal of temporary differences	(6,275.2)	(17,530.0)	(24,714.5)
Investment tax credits	—	(5,621.7)	4,676.7

	(6,275.2)	(23,151.7)	(20,037.8)

Income tax expense recognized in profit or loss	$73,738.3	$70,155.4	$150,777.5

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Income before tax	$584,746.3	$663,036.0	$1,144,072.2

Income tax expense at the statutory rate	$118,831.3	$134,595.2	$231,776.1
Tax effect of adjusting items:
Nondeductible items in determining taxable income	1,015.9	11,279.5	12,309.8
Tax-exempt income	(65,988.1)	(89,852.9)	(157,955.9)
Additional income tax under the Alternative Minimum Tax Act	18,872.8	32,852.7	61,578.0
Additional income tax on unappropriated earnings	14,747.3	18,849.5	42,336.8
The origination and reversal of temporary differences	(6,275.2)	(17,530.0)	(24,714.5)
Income tax credits	(26.5)	(5,651.3)	4,654.1

	81,177.5	84,542.7	169,984.4
Income tax adjustments on prior years	(7,589.4)	(14,539.5)	(19,413.0)
Other income tax adjustments	150.2	152.2	206.1

Income tax expense recognized in profit or loss	$73,738.3	$70,155.4	$150,777.5

The income tax adjustments on prior years were primarily due to the difference between the actual and estimated income tax on unappropriated earnings.

For the years ended December 31, 2020, 2021 and 2022, the Company applied a tax rate of 20% for entities subject to the R.O.C. Income Tax Law; for other jurisdictions, taxes are calculated using the applicable tax rate for each individual jurisdiction.

b.	Deferred income tax balance
The analysis of deferred income tax assets and liabilities was as follows:

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$34,720.7	$45,299.3
Refund liability	5,986.2	12,089.5
Unrealized exchange losses	—	5,782.4
Unrealized loss on inventories	899.0	2,305.3
Net defined benefit liability	1,237.1	1,722.0
Investment tax credits	5,621.7	945.0
Deferred compensation cost	374.0	361.2
Others	315.2	681.2

	$49,153.9	$69,185.9

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(706.3)	$—
Others	(1,167.6)	(1,031.4)

	$(1,873.9)	$(1,031.4)

	Year Ended December 31, 2020
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$13,547.2	$5,824.0	$—	$(16.8)	$19,354.4
Refund liability	2,150.4	1,606.1	—	(1.4)	3,755.1
Net defined benefit liability	1,016.3	(96.3)	422.1	—	1,342.1
Unrealized loss on inventories	469.4	391.1	—	(2.0)	858.5
Deferred compensation cost	323.1	27.4	—	(20.2)	330.3
Others	422.0	(91.6)	0.6	(13.2)	317.8

	$17,928.4	$7,660.7	$422.7	$(53.6)	$25,958.2

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(333.6)	$(532.9)	$—	$—	$(866.5)
Others	(10.8)	(852.6)	—	—	(863.4)

	$(344.4)	$(1,385.5)	$—	$—	$(1,729.9)

	Year Ended December 31, 2021
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$19,354.4	$15,365.7	$—	$0.6	$34,720.7
Refund liability	3,755.1	2,231.5	—	(0.4)	5,986.2
Investment tax credits	—	5,621.7	—	—	5,621.7
Net defined benefit liability	1,342.1	(75.9)	(29.1)	—	1,237.1
Unrealized loss on inventories	858.5	41.0	—	(0.5)	899.0
Deferred compensation cost	330.3	49.2	—	(5.5)	374.0
Others	317.8	59.1	(56.2)	(5.5)	315.2

	$25,958.2	$23,292.3	$(85.3)	$(11.3)	$49,153.9

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(866.5)	$160.2	$—	$—	$(706.3)
Others	(863.4)	(300.8)	(3.4)	—	(1,167.6)

	$(1,729.9)	$(140.6)	$(3.4)	$—	$(1,873.9)

	Year Ended December 31, 2022
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets
Temporary differences
Depreciation	$34,720.7	$10,552.2	$—	$26.4	$45,299.3
Refund liability	5,986.2	6,100.8	—	2.5	12,089.5
Unrealized exchange losses	—	5,782.4	—	—	5,782.4
Unrealized loss on inventories	899.0	1,402.2	—	4.1	2,305.3
Net defined benefit liability	1,237.1	(249.1)	734.0	—	1,722.0
Investment tax credits	5,621.7	(4,676.7)	—	—	945.0
Deferred compensation cost	374.0	(48.2)	—	35.4	361.2
Others	315.2	334.9	—	31.1	681.2

	$49,153.9	$19,198.5	$734.0	$99.5	$69,185.9

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(706.3)	$706.3	$—	$—	$—
Others	(1,167.6)	133.0	6.0	(2.8)	(1,031.4)

	$(1,873.9)	$839.3	$6.0	$(2.8)	$(1,031.4)

c.	The deductible temporary differences for which no deferred income tax assets have been recognized
As of December 31, 2021 and 2022, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$66,431.3 million and NT$26,790.9 million, respectively.

d.	Unused tax-exemption information
As of the end of reporting period, the profits generated from the following project of TSMC are exempt from income tax for a five-year period:

Tax-exemption Period
Construction and expansion of 2009 by TSMC	2018 to 2022

e.	The information of unrecognized deferred income tax liabilities associated with investments
As of December 31, 2021 and 2022, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to NT$177,552.8 million and NT$222,682.6 million, respectively.

f.	Income tax examination
The tax authorities have examined income tax returns of TSMC through 2020. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

28.	EARNINGS PER SHARE

	Years Ended December 31
	2020	2021	2022
	(NT$)	(NT$)	(NT$)
Basic EPS	$19.70	$22.84	$38.29

Diluted EPS	$19.70	$22.84	$38.29

EPS is computed as follows:

	Years Ended December 31
	2020	2021	2022
	(NT$)	(NT$)	(NT$)
Basic EPS
Net income available to common shareholders of the parent (in millions)	$510,744.0	$592,359.2	$992,923.4

Weighted average number of common shares outstanding used in the computation of basic EPS (in millions)	25,930.3	25,930.3	25,929.2

Basic EPS (in dollars)	$19.70	$22.84	$38.29

Diluted EPS
Net income available to common shareholders of the parent (in millions)	$510,744.0	$592,359.2	$992,923.4

Weighted average number of common shares outstanding used in the computation of basic EPS (in millions)	25,930.3	25,930.3	25,929.2
Effects of all dilutive potential common shares (in millions)	—	—	0.2

Weighted average number of common shares used in the computation of diluted EPS (in millions)	25,930.3	25,930.3	25,929.4

Diluted EPS (in dollars)	$19.70	$22.84	$38.29

29.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Equity-settled share-based payment-RSAs
The RSAs in each year are as follows:

	2021 RSAs	2022 RSAs
Resolution Date of TSMC’s shareholders in its meeting	July 26, 2021	June 8, 2022
Resolution Date of TSMC’s Board of Directors in its meeting	February 15, 2022	February 14, 2023
Issuance of stocks (in millions)	1.4	2.1
Eligible employees	Executive officers	Executive officers
Grant date/Issuance date	March 1, 2022	March 1, 2023
Vesting conditions of the aforementioned arrangement are as follow:

1)	The RSAs granted to eligible employees can only be vested if

•	the employee remains employed by the Company on the last date of each vesting period;

•	during the vesting period, the employee may not breach any agreement with the Company or violate the Company’s work rules; and

•	certain employee performance metrics and TSMC’s business performance metrics are met.

2)
The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of TSMC’s business performance metrics.

3)
For eligible executive officers of TSMC: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on TSMC’s relative Total Shareholder Return (“TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10%
based on the Compensation Committee’s (rename to Compensation and People Development Committee from February 14, 2023) evaluation of TSMC’s Environmental, Social, and Governance (“ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%

4 )	Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:

•
During each vesting period, no employee granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

•
Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the employee’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.

5 )	Details of granted 2021 RSAs are as follows:

2021 RSAs
Number of Stocks (In Millions)
Balance, beginning of year	—
Issuance of stocks	1.4

Balance, end of year	1.4

Weighted-average fair value of RSAs (NT$ in dollars)	$325.81

The 2021 RSAs is measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

2021 RSAs
March 1, 2022
Stock price at grant date (NT$ in dollars)	$604
Expected price volatility	25.34%-28.28%
Expected life	1-3 years
Risk-free interest rate	0.57%
Refer to Note 30 for the compensation costs of the 2021 RSAs recognized by TSMC.
On February 14, 2023, TSMC’s Board of Directors approved the issuance of RSAs for year 2023 of no more than 6.2 million common shares. The grants will be made free of charge. The actual number of shares to be issued will be resolved by the Board of Directors after the RSAs is approved at the shareholders’ meeting and by the competent authority.

b.	Cash-settled share-based payment arrangements
The cash-settled share-based payment arrangements in each year are as follows:

	2021 Plan	2022 Plan
Resolution Date of TSMC’s Board of Directors in its meeting	February 15, 2022	February 14, 2023
Issuance of units (in millions) (Note)	0.2	0.4
Grant date	March 1, 2022	March 1, 2023
Note: One unit of the right represents a right to the market value of one TSMC’s common share when vested.
The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs.
The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

Years Ended December 31, 2022
2021 Plan
Stock price at measurement date (NT$ in dollars)	$451
Expected price volatility	28.80%-32.19%
Residual life	1-3 years
Risk-free interest rate	1.09%
Refer to Note 30 for the compensation costs of the cash-settled share-based payment recognized by TSMC. The liabilities under cash-settled share-based payment arrangement amounted to NT$30.8 million as of the end of reporting period.

30.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
a. Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$299,311.4	$386,103.9	$399,638.8
Recognized in operating expenses	25,191.3	27,936.2	28,850.5
Recognized in other operating income and expenses	35.7	147.6	8.9

	$324,538.4	$414,187.7	$428,498.2

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
b. Amortization of intangible assets

Recognized in cost of revenue	$4,837.7	$5,574.3	$6,086.3
Recognized in operating expenses	2,348.5	2,632.9	2,669.8

	$7,186.2	$8,207.2	$8,756.1

c. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$2,809.5	$3,711.0	$4,550.4
Defined benefit plans	204.9	192.5	208.6

	3,014.4	3,903.5	4,759.0

Share-based payments
Equity-settled	6.6	7.8	302.4
Cash-settled	—	—	32.7

	6.6	7.8	335.1
Other employee benefits	137,796.4	161,035.8	234,367.9

	$140,817.4	$164,947.1	$239,462.0

Employee benefits expense summarized by function
Recognized in cost of revenue	$83,099.0	$98,012.8	$139,361.4
Recognized in operating expenses	57,718.4	66,934.3	100,100.6

	$140,817.4	$164,947.1	$239,462.0

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

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Profit sharing bonus to employees	$34,753.2	$35,601.5	$60,702.0

TSMC’s profit sharing bonus to employees and compensation to directors for 2020, 2021 and 2022 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Resolution Date of TSMC’s Board of Directors in its meeting	February 9, 2021	February 15, 2022	February 14, 2023
Profit sharing bonus to employees	$34,753.2	$35,601.5	$60,702.0

Compensation to directors	$509.8	$487.5	$690.1

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2020, 2021 and 2022, respectively

31.	GOVERNMENT GRANTS
Subsidiaries such as JASM and TSMC Nanjing received subsidies from the governments of Japan and China, respectively, for local plants setup and operation, which were mainly used to subsidize the purchase costs of property, plant and equipment as well as partial costs and expenses incurred from plant construction and production. For the years ended December 31, 2020, 2021 and 2022, TSMC received a total of NT$1,069.7 million, NT$827.9 million and NT$7,051.4 million as government grants respectively.

32.	CASH FLOW INFORMATION

a.	Non-cash transactions

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Additions of financial assets at FVTOCI	$268,653.5	$253,613.9	$45,126.2
Conversion of convertible bonds into equity securities	(120.5)	—	—
Exchange of equity instruments	—	(106.2)	—
Changes in accrued expenses and other current liabilities	(5,895.5)	2,381.0	9,440.5

Payments for acquisition of financial assets at FVTOCI	$262,637.5	$255,888.7	$54,566.7

Disposal of financial assets at FVTOCI	$269,011.8	$251,201.4	$43,130.9
Changes in other financial assets	(2,079.9)	3,509.3	1,832.5
Exchange of equity instruments	—	(106.2)	—

Proceeds from disposal of financial assets at FVTOCI	$266,931.9	$254,604.5	$44,963.4

(Continued)

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Additions of property, plant and equipment	$525,720.7	$835,406.3	$1,139,892.1
Changes in other financial assets	584.7	1,934.0	5,730.1
Exchange of assets	(1.1)	(3,256.5)	(275.6)
Changes in payables to contractors and equipment suppliers	(19,085.9)	5,153.3	(60,638.2)
Changes in accrued expenses and other current liabilities	—	—	630.6
Transferred to initial carrying amount of hedged items	20.3	(41.4)	—
Capitalized interests	—	—	(2,666.9)

Payments for acquisition of property, plant and equipment	$507,238.7	$839,195.7	$1,082,672.1

Additions of intangible assets	$12,559.5	$9,318.5	$7,535.1
Changes in other financial assets	10.5	2.9	7.6
Changes in account payable	191.4	—	—
Changes in accrued expenses and other current liabilities	(3,219.0)	(280.7)	(588.4)

Payments for acquisition of intangible assets	$9,542.4	$9,040.7	$6,954.3

(Concluded)

b.	Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2020	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2020
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Short-term loans	$118,522.3	$(31,571.6)	$1,608.3	$—	$—	$88,559.0
Bonds payable	56,900.0	204,535.0	(4,758.6)	—	28.7	256,705.1
Long-term bank loans	—	2,000.0	—	—	(32.4)	1,967.6
Lease liabilities	17,316.9	(2,819.7)	(78.5)	7,742.2	227.7	22,388.6

Total	$192,739.2	$172,143.7	$(3,228.8)	$7,742.2	$224.0	$369,620.3

			Non-cash Changes
	Balance as of January 1, 2021	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2021
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Short-term loans	$88,559.0	$35,668.4	$(8,777.5)	$—	$(528.6)	$114,921.3
Bonds payable	256,705.1	361,255.1	(3,646.9)	—	157.3	614,470.6
Long-term bank loans	1,967.6	1,510.0	—	—	(1.8)	3,475.8
Lease liabilities	22,388.6	(2,178.3)	(82.3)	2,619.4	193.3	22,940.7

Total	$369,620.3	$396,255.2	$(12,506.7)	$2,619.4	$(179.8)	$755,808.4

			Non-cash changes
	Balance as of January 1, 2022	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2022
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Short-term loans	$114,921.3	$(111,960.0)	$(2,372.0)	$—	$(589.3)	$—
Bonds payable	614,470.6	193,479.3	44,183.1	—	303.4	852,436.4
Long-term bank loans	3,475.8	2,503.3	—	—	(5.2)	5,973.9
Lease liabilities	22,940.7	(2,690.8)	137.2	11,713.4	267.1	32,367.6

Total	$755,808.4	$81,331.8	$41,948.3	$11,713.4	$(24.0)	$890,777.9

Note:	Other changes include discounts on short-term loans, amortization of bonds payable, amortization of long-term bank loan interest subsidy and financial cost of lease liabilities.

33.	CAPITAL MANAGEMENT
The Company requires significant amounts of capital to build and expand its production facilities and acquire additional equipment. In consideration of the industry dynamics, the Company manages its capital in a manner to ensure that it has sufficient and necessary financial resources to fund its working capital needs, capital expenditures, research and development activities, dividend payments, debt service requirements and other business requirements associated with its existing operations over the next 12 months.

34.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2021	December 31, 2022
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets
FVTPL (Note 1)	$159.0	$1,070.4
FVTOCI (Note 2)	129,607.1	136,483.3
Hedging financial assets	13.5	2.3
Amortized cost (Note 3)	1,283,715.7	1,727,306.6

	$1,413,495.3	$1,864,862.6

Financial liabilities
FVTPL (Note 4)	$681.9	$116.2
Hedging financial liabilities	9.6	0.8
Amortized cost (Note 5)	1,355,957.2	1,669,270.6

	$1,356,648.7	$1,669,387.6

Note 1:	Financial assets mandatorily measured at FVTPL.
Note 2:	Including notes and accounts receivable (net), equity and debt investments.
Note 3:	Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (including those classified under other current assets and other noncurrent assets).
Note 4:	Held for trading.

Note 5:	Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.

b.	Financial risk management objectives
The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.
The plans for material treasury activities are reviewed by the Audit Committee (rename to Audit and Risk Committee from February 14, 2023) and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

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
Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the years ended December 31, 2020, 2021 and 2022, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$897.7 million, NT$1,435.3 million and NT$1,704.6 million, respectively, after taking into account hedges and offsetting positions.
Interest rate risk
The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.
The Company’s cash and cash equivalents as well as fixed income investments in both fixed- and floating-rate securities carry a degree of interest rate risk. The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI, and may have their fair value adversely affected due to a rise in interest rates. At the same time, if interest rates fall, cash and cash equivalents as well as floating-rate securities may generate less interest income than expected. The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$3,143.6 million, NT$3,767.1 million and NT$3,831.3 million for the years ended December 31, 2020, 2021, and 2022, respectively.
All of the Company’s short-term debt is floating-rate, hence a rise in interest rates may result in higher interest expense than expected. The majority of the Company’s long-term debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.
Other price risk
The Company is exposed to equity price risk arising from financial assets at FVTOCI.
Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the years ended December 31, 2020, 2021 and 2022, the other comprehensive income would have decreased by NT$446.5million, NT$595.8 million and NT$631.5 million, respectively.

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
As of December 31, 2021 and 2022, the Company’s ten largest customers accounted for 79% and 82% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.
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

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio
Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0—0.09%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	—
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	—
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	—
For the years ended December 31, 2020, 2021 and 2022, the expected credit loss increased NT$1.1 million, decreased NT$3.3 million and decreased NT$57.9 million, respectively. The changes were mainly due to increased investment amount and adjusted investment portfolio.

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

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
December 31, 2021

Non-derivative financial liabilities
Short-term loans	$114,767.0	$—	$—	$—	$114,767.0
Accounts payable (including related parties)	48,722.8	—	—	—	48,722.8
Payables to contractors and equipment suppliers	145,742.2	—	—	—	145,742.2
Accrued expenses and other current liabilities	120,240.4	—	—	—	120,240.4
Bonds payable	13,580.6	42,801.4	191,458.1	506,505.0	754,345.1
Long-term bank loans	183.7	2,217.1	1,153.9	—	3,554.7
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,371.6	3,896.2	3,385.3	14,649.2	24,302.3
Others	—	164,991.9	—	—	164,991.9

	445,608.3	213,906.6	195,997.3	521,154.2	1,376,666.4

Derivative financial instruments
Forward exchange contracts
Outflows	187,708.0	—	—	—	187,708.0
Inflows	(187,631.9)	—	—	—	(187,631.9)

	76.1	—	—	—	76.1

	$445,684.4	$213,906.6	$195,997.3	$521,154.2	$1,376,742.5

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
December 31, 2022

Non-derivative financial liabilities
Accounts payable (including related parties)	$56,522.3	$—	$—	$—	$56,522.3
Payables to contractors and equipment suppliers	213,499.6	—	—	—	213,499.6
Accrued expenses and other current liabilities	219,588.0	—	—	—	219,588.0
Bonds payable	34,668.9	94,869.1	320,211.5	625,049.5	1,074,799.0
Long-term bank loans	1,278.1	3,533.2	1,360.5	—	6,171.8
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,999.9	5,367.8	4,754.0	22,589.1	35,710.8
Others	—	166,266.7	10,518.5	783.2	177,568.4

	528,556.8	270,036.8	336,844.5	648,421.8	1,783,859.9

Derivative financial instruments
Forward exchange contracts
Outflows	103,617.4	—	—	—	103,617.4
Inflows	(104,600.1)	—	—	—	(104,600.1)

	(982.7)	—	—	—	(982.7)

	$527,574.1	$270,036.8	$336,844.5	$648,421.8	$1,782,877.2

Note: Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
December 31, 2021
Lease liabilities	$7,513.9	$5,043.1	$1,972.7	$119.5	$14,649.2

December 31, 2022
Lease liabilities	$10,241.7	$7,329.0	$4,233.9	$784.5	$22,589.1

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated statements of financial position
Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

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

2)	Fair value of financial instruments that are measured at fair value on a recurring basis
Fair value hierarchy
The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets at FVTPL
Mandatorily measured at FVTPL
Forward exchange contracts	$—	$159.0	$—	$159.0

Financial assets at FVTOCI
Investments in debt instruments
Corporate bonds	$—	$57,253.2	$—	$57,253.2
Agency bonds/Agency mortgage-backed securities	—	32,070.1	—	32,070.1
Government bonds	21,267.0	78.8	—	21,345.8
Asset-backed securities	—	8,660.4	—	8,660.4
Investments in equity instruments
Non-publicly traded equity investments	—	—	5,887.9	5,887.9
Publicly traded stocks	189.8	—	—	189.8
Notes and accounts receivable, net	—	4,199.9	—	4,199.9

	$21,456.8	$102,262.4	$5,887.9	$129,607.1

Hedging financial assets
Cash flow hedges
Forward interest rate contracts	$—	$13.5	$—	$13.5

Financial liabilities at FVTPL
Held for trading
Forward exchange contracts	$—	$681.9	$—	$681.9

Hedging financial liabilities
Fair value hedges
Interest rate futures contracts	$9.6	$—	$—	$9.6

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets at FVTPL
Mandatorily measured at FVTPL
Forward exchange contracts	$—	$947.5	$—	$947.5
Convertible bonds	—	—	122.9	122.9

	$—	$947.5	$122.9	$1,070.4

(Continued)

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Financial assets at FVTOCI
Investments in debt instruments
Corporate bonds	$—	$66,116.2	$—	$66,116.2
Agency bonds/Agency mortgage-backed securities	—	28,399.9	—	28,399.9
Government bonds	18,845.5	84.3	—	18,929.8
Asset-backed securities	—	9,274.7	—	9,274.7
Investments in equity instruments
Non-publicly traded equity investments	—	—	6,159.2	6,159.2
Publicly traded stocks	277.9	—	—	277.9
Notes and accounts receivable, net	—	7,325.6	—	7,325.6

	$19,123.4	$111,200.7	$6,159.2	$136,483.3

Hedging financial assets
Fair value hedges
Interest rate futures contracts	$2.3	$—	$—	$2.3

Financial liabilities at FVTPL
Held for trading
Forward exchange contracts	$—	$116.2	$—	$116.2

Hedging financial liabilities
Fair value hedges
Interest rate futures contracts	$0.8	$—	$—	$0.8

(Concluded)
Reconciliation of Level 3 fair value measurements of financial assets
The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI and financial assets at FVTPL. Reconciliations for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$4,208.9	$4,514.9	$5,887.9
Additions	175.2	319.2	715.6
Recognized in profit or loss	(3.8)	—	—
Recognized in other comprehensive income or loss	409.0	1,821.8	(373.2)
Disposals and proceeds from return of capital of investments	(51.1)	(700.2)	(359.5)
Transfers out of level 3 (Note)	—	—	(139.8)
Effect of exchange rate changes	(223.3)	(67.8)	551.1

Balance, end of year	$4,514.9	$5,887.9	$6,282.1

Note: The transfer from level 3 to level 1 is because
quoted
prices (unadjusted) in active markets data became available for the equity investments.
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
The asset approach takes into account the net asset value measured at the fair value by independent parties. On December 31, 2021 and 2022, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$51.4 million and NT$48.7 million, respectively, if discounts for lack of marketability increase by 1%.
For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.
In addition, the fair values of convertible bonds are prior transaction prices.

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
Fair value hierarchy
The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

December 31, 2021
	Carrying	Level 2
	Amount	Fair Value
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets
Financial assets at amortized costs
Corporate bonds	$5,307.0	$5,318.0

(Continued)

December 31, 2021
	Carrying	Level 2
	Amount	Fair Value
	NT$	NT$
	(In Millions)	(In Millions)
Financial liabilities
Financial liabilities at amortized costs
Bonds payable	$614,470.7	$613,514.7

(Concluded)

	December 31, 2022
	Carrying	Level 2
	Amount	Fair Value
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets
Financial assets at amortized costs
Corporate bonds	$80,994.9	$80,236.1
Commercial paper	48,732.5	48,882.0

	$129,727.4	$129,118.1

Financial liabilities
Financial liabilities at amortized costs
Bonds payable	$852,436.4	$765,301.5

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
Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore, those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories
GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates

b.	Net revenue

		Years Ended December 31
		2020	2021	2022
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)
Item	Related Party Categories
Net revenue from sale of goods	Associates	$8,129.8	$8,475.9	$15,351.5

c.	Purchases

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Related Party Categories
Associates	$7,606.4	$7,569.8	$6,423.9

d.	Receivables from related parties

		December 31, 2021	December 31, 2022
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Name
Receivables from related parties	GUC	$597.8	$1,471.4
	Xintec	117.5	112.6

		$715.3	$1,584.0

Other receivables from related parties	SSMC	$50.4	$68.3
	VIS	11.1	0.7

		$61.5	$69.0

e.	Payables to related parties

		December 31, 2021	December 31, 2022
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Name
Payables to related parties	Xintec	$725.3	$1,047.4
	SSMC	349.2	386.0
	VIS	357.2	190.6
	Others	5.5	18.6

		$1,437.2	$1,642.6

f.	Accrued expenses and other current liabilities

		December 31, 2021	December 31, 2022
		NT$	NT$
		(In Millions)	(In Millions)
Item	Related Party Categories
Contract liabilities	Associates	$726.4	$1,075.7

g.	Others

		Years Ended December 31
		2020	2021	2022
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)
Item	Related Party Categories
Manufacturing expenses	Associates	$5,440.0	$5,459.9	$6,011.5

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

h.	Compensation of key management personnel
The compensation to directors and other key management personnel were as follows:

	Years Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Short-term employee benefits	$2,666.7	$2,886.8	$4,369.1
Post-employment benefits	2.3	2.9	3.0
Share-based payments	—	—	286.2

	$2,669.0	$2,889.7	$4,658.3

The compensation to directors and other key management personnel were determined by the Compensation Committee (rename to Compensation and People Development Committee from February 14, 2023) of TSMC in accordance with the individual performance and market trends.

36.	PLEDGED ASSETS
The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building construction, building lease agreements and energy purchase agreements. As of December 31, 2021 and 2022, the aforementioned other financial assets amounted to NT$210.2 million and NT$129.1 million, respectively.

37.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS
Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.
Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of the end of reporting period, the R.O.C. Government did not invoke such right.

b.
Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.

c.
In September 2022, Daedalus Prime LLC (“Daedalus”) filed complaints in the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and other companies infringe four U.S. patents. The ITC instituted an investigation in October 2022. The outcome cannot be determined and we cannot make a reliable estimate of the contingent liability at this time.

d.
TSMC entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

e.	TSMC entered into a long-term purchase agreement of equipment. The relative fulfillment quantity and price are specified in the agreement.

f.	TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

g.	Amounts available under unused letters of credit as of December 31, 2021 and 2022 were NT$136.7 million and NT$384.0 million, respectively.

h.
The Company entrusted financial institutions to
provide
performance guarantee
s
mainly for import and export of goods, lease agreement and energy purchase agreement. As of December 31, 2021 and 2022, the aforementioned guarantee amounted to NT$4,954.8 million and NT$7,623.3 million, respectively.

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

b.	Geographic and major customers’ information were as follows:

1)	Geographic information

	December 31,	December 31,
	2021	2022
	NT$	NT$
Noncurrent Assets	(In Millions)	(In Millions)

Taiwan	$1,953,007.7	$2,510,238.7
United States	41,208.7	153,137.8
China	41,895.2	90,349.7
Europe, the Middle East and Africa	143.9	140.7
Japan	1,011.0	15,432.5
Others	0.5	1.9

	$2,037,267.0	$2,769,301.3

Noncurrent assets include property, plant and equipment, right-of-use assets, intangible assets and other noncurrent assets.

2)	Major customers representing at least 10% of net revenue

	Years Ended December 31
	2020		2021		2022
	Amount	%	Amount	%	Amount	%
	NT$		NT$		NT$
	(In Millions)		(In Millions)		(In Millions)

Customer A	$336,775.5	25	$405,403.0	26	$529,649.2	23
Customer B	NA	NA	153,740.8	10	NA	NA
Customer C	167,390.8	12	NA	NA	NA	NA

Note:	Revenue less than 10% of the Company’s net revenue.