Form 20-F
period 2023-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2024-04-18
CIK 1046179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Wendell Huang, Senior Vice President & Chief Financial Officer & Spokesperson
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
As of December 31, 2023, 25,932,070,992 Common Shares, par value NT$10 each were outstanding.
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
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).  Yes ☐ No
☑

*	Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American Depositary Shares (“ADS”) representing such Common Shares.

Taiwan Semiconductor Manufacturing Company Limited

EX-1.1 ARTICLES OF INCORPORATION OF TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED, AS AMENDED AND RESTATED ON JUNE 8, 2022.

EX-2a.1 DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT.

EX-3.1 RULES FOR ELECTION OF DIRECTORS, AS AMENDED AND RESTATED ON JULY 26, 2021.

i

EX-3.2 RULES AND PROCEDURES OF BOARD OF DIRECTORS MEETINGS, AS AMENDED AND RESTATED ON NOVEMBER 8, 2022.

EX-4.13 LAND LEASE WITH CENTRAL TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO THE FABS LOCATED IN TAICHUNG SCIENCE PARK (EFFECTIVE JANUARY 1, 2024 TO SEPTEMBER 1, 2029) (ENGLISH SUMMARY).

EX-4.31 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION RELATING TO AP3 LOCATED IN LONGTAN SCIENCE PARK (EFFECTIVE JANUARY 1, 2024 TO DECEMBER 31, 2034) (ENGLISH SUMMARY).

EX-4.34 LAND LEASE WITH CENTRAL TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO AP5 LOCATED IN TAICHUNG SCIENCE PARK (EFFECTIVE JANUARY 1, 2024 TO JULY 26, 2031) (ENGLISH SUMMARY).

EX-4.52 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. EMPLOYEE RESTRICTED STOCK AWARDS RULES FOR YEAR 2023.

EX-4.53 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. EMPLOYEE RESTRICTED STOCK AWARDS RULES FOR YEAR 2024 (AS APPROVED BY THE BOARD OF DIRECTORS IN FEBRUARY 2024, AND SUBJECT TO SHAREHOLDER APPROVAL AND APPROVAL BY THE R.O.C. FINANCIAL SUPERVISORY COMMISSION).

EX-4.62 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION RELATING TO FAB20 (EFFECTIVE JUNE 1, 2023 TO DECEMBER 31, 2042) (ENGLISH SUMMARY).

EX-4.63 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION RELATING TO FAB20 (EFFECTIVE JULY 14, 2023 TO DECEMBER 31, 2042) (ENGLISH SUMMARY).

EX-4.64 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO THE FABS (FAB 14 BRIDGE) LOCATED IN SOUTHERN TAIWAN SCIENCE PARK (EFFECTIVE JUNE 1, 2023 TO MAY 31, 2043) (ENGLISH SUMMARY).

EX-4.65 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO AP7(EFFECTIVE FEBRUARY 15, 2024 TO FEBRUARY 14, 2044) (ENGLISH SUMMARY).

EX-8.1 SUBSIDIARIES OF TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

EX-12.1 CERTIFICATION OF CEO - RULE 13A-14(A)

EX-12.2 CERTIFICATION OF CFO - RULE 13A-14(A)

EX-13.1 CERTIFICATION OF CEO - RULE 13A-14(B)

EX-13.2 CERTIFICATION OF CFO - RULE 13A-14(B)

EX-15.1 CONSENT OF DELOITTE & TOUCHE

EX-17 ISSUERS OF GUARANTEED SECURITIES

EX-97 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED CLAWBACK POLICY

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

EX-101.DEF iXBRL TAXONOMY EXTENSION DEFINITION LINKBASE DOCUMENT

EX-101.LAB iXBRL TAXONOMY EXTENSION LABEL LINKBASE DOCUMENT

EX-101.PRE iXBRL TAXONOMY EXTENSION PRESENTATION LINKBASE DOCUMENT

EX-104 COVER PAGE INTERACTIVE DATA FILE (EMBEDDED WITHIN THE INLINE XBRL DOCUMENT)

“TSMC”, “tsmc”, “GIGAFAB”, “Open Innovation Platform”, “CyberShuttle”, “CoWoS”, “TSMC-SoIC”, “3DFabric”, “N6e”, and “N12e” are some of our registered and/or pending trademarks used by us in various jurisdictions, including the United States of America. All rights reserved.

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. Important factors that could cause those differences include, but are not limited to:

•	general local and global economic conditions;

•	the political stability of our local region;

•	our ability to deal with the challenges and risks related to our global operations and expansion;

•	outlook of the major and emerging end markets for our products, such as high performance computing, smartphones, internet of things (“IoT”), automotive and digital consumer electronics;

•	the volatility of the semiconductor and electronics industry;

•	our ability to develop new technologies successfully and remain a technological leader;

•	the increased competition from other companies;

•	overcapacity in the semiconductor industry;

•	our reliance on certain major customers;

•	the reliability of our information technology systems and resilience to any cyberattacks;

•	our ability to maintain control over expansion and facility modifications;

•	our ability to generate growth and profitability;

•	our ability to hire and retain qualified personnel;

•	our ability to acquire required equipment and supplies necessary to meet business needs;

•	our ability to protect our technologies, intellectual property (“IP”) rights and third-party licenses;

•	disruptive events or industrial accidents;

•	shortages or increased prices of power and other utilities; and

•	fluctuations in foreign currency rates, in particular, any material appreciation of the NT dollar against the U.S. dollar, and our ability to manage such risks.

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

EXCHANGE RATES

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$,” “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars in this annual report were made at NT$30.62 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023.

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

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the U.S. Securities and Exchange Commission (“U.S. SEC”), among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf, and that such factors may adversely affect our business and financial status and therefore the value of your investment.

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

Since 2018, there have been political and trade tensions among a number of the world’s major economies. These tensions have resulted or may result in the implementation of tariff, non-tariff trade barriers, sanctions, export controls and other measures that have been particularly impactful to the semiconductor industry and related markets. Prolonged or increased use of such measures may negatively impact the growth of the global economy and the semiconductor industry, resulting in declines in electronic products sales from which we generate our income through our products and services. Also, any increase in the use of export control restrictions and sanctions to target certain countries and entities, any expansion of the extraterritorial jurisdiction of such measures, or complete or partial ban on semiconductor products sales to certain entities could impact not only our ability to continue supplying products to those customers, but also our customers’ demand for our products, and could even lead to changes in semiconductor supply chains. For example, the U.S. tightened its export control measures against Huawei Technology Co. Ltd. and its affiliates (collectively, “Huawei”) in 2020. To comply with relevant laws and regulations, we have discontinued shipment of products to Huawei since September 2020. Since February 2022, there have been expansive sanctions and export controls imposed by several countries and regions against Russia, including certain individuals and entities, in connection with the military conflict in Ukraine. In October 2022 and October 2023, the U.S. adopted additional export controls over specified countries (including China) under the U.S. Export Administration Regulations (“U.S. EAR”) on certain advanced computing integrated circuits (“ICs”), computer commodities that contain such ICs, and certain semiconductor manufacturing items, as well as controls on transactions involving items for supercomputer and semiconductor manufacturing end-uses. The new controls add new license requirements for items subject to the U.S. EAR where the items are destined to a semiconductor fabrication facility in China that fabricates ICs meeting specified advanced node parameters as well as for U.S. persons’ activities supporting such facility or semiconductor manufacturing items. In October 2022, we secured a one-year general authorization from the U.S. government, which allows us to maintain our fab’s operations in Nanjing, China. This general authorization has been renewed and extended to be effective until May 31, 2024. We are also applying for a Validated End-User (the “VEU”) authorization for our Nanjing fab, which, once obtained, would be a permanent authorization that allows us to receive exports of eligible items from the U.S. without separate licenses. However, there is no assurance that we will be able to obtain the VEU authorization for our Nanjing fab or that the obtained general authorization will not be terminated in the future. On the other hand, measures adopted by an affected country to counteract the impact of another country’s actions or regulations could lead to significant legal liability to multinational corporations including our own. For example, in January 2021, China adopted a blocking statute that, among other matters, entitles Chinese entities incurring damages from a multinational’s compliance with foreign laws to seek civil remedies. As of the date of this annual report, our current results of operations have not been materially affected by the expanded export control regulations or the novel rules or measures adopted to counteract them. Nevertheless, depending on future developments in global trade tensions and military conflicts, such regulations, rules, or measures may have an adverse impact on our business and operations, and we may incur significant legal liability and financial losses as a result.

Any future systemic political, economic or financial crisis or market volatility, including but not limited to interest rate and foreign exchange rate fluctuations, inflation or deflation or changes in economic, fiscal and monetary policies in major economies, could cause revenue or profits for the semiconductor industry as a whole to decline dramatically. If the economic conditions or financial conditions of our customers were to deteriorate, the demand for our products and services may decrease and additional accounting related allowances may be required, which could reduce our operating income and net income. In addition, sufficient external financing may not be available to us on a timely basis, on commercially reasonable terms to us, or at all. If sufficient external financing is not available when we need such financing to meet our capital requirements, we may be forced to curtail our expansion, modify plans or delay the deployment of new or expanded services until we obtain such financing. In conclusion, any of these events, including any future global systemic crisis or further escalation of trade tensions as described above, could materially and adversely affect our results of operations.

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

Any law or government policy that encourages our customers to relocate their manufacturing capacity or supply chain to their own countries or require their respective contractors, subcontractors and relevant agents to do so could also impair our ability to sustain our current level of productivity and manufacturing efficiency. An important aspect of our business operation is an ecosystem of interconnected semiconductor fabs, employees and suppliers in the R.O.C. that provides us with significant operational synergies, flexibility and efficiencies. For example, we are able to temporarily reassign thousands of our engineers and other relevant personnel from one manufacturing site to another to refine specific designs and adapt manufacturing processes in a timely manner. These advantages permit us to operate our manufacturing fabs efficiently and resolve any technical or commercial difficulties quickly to maintain our competitive edge. Restrictions on our ability to transfer people among our operations in the R.O.C., the United States, the P.R.C., Japan, and Europe efficiently due to, for example, immigration or travel restrictions may impair or reduce these advantages, and we may not be able to sustain our current ability to supply our customers with goods and services at the current level of cost, quality, quantity and delivery schedule to which our customers have been accustomed.

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

If we are unable to successfully manage the complexity of our global operations and deal with the challenges and risks related to our global expansion, our business, financial condition and results of operations could be adversely affected.

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

•

disruptions to our operations caused by natural or man-made disasters, including earthquakes, flooding, typhoons, droughts, tsunamis, sandstorms, wildfires, volcanic eruptions, fire, gas/chemical leakage, pandemic, supply chain disruption, geopolitical tensions, sabotage, failure of critical facilities and equipment and shortages in the supply of utilities, such as water, electricity and natural gas, etc.;

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

A vast majority of our revenue is derived from customers who use our products in high performance computing (“HPC”), smartphones, IoT, automotive, and digital consumer electronics. Any deterioration in or a slowdown in the growth of such end markets resulting in a substantial decrease in the demand for overall global semiconductor foundry services, including our products and services, could adversely affect our revenue. Further, semiconductor manufacturing facilities require substantial investment to construct and are largely fixed cost assets once they are in operation. Because we own most of our manufacturing capacities, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins. In addition, the historical trend of declining average selling prices (“ASP”) of end-use applications places downward pressure on the prices of the components that go into such applications. Decreases in the ASP of end use applications may increase pricing pressure on components produced by us, which, in turn, may negatively impact our revenue, margin and earnings.

Since we are dependent on the highly cyclical semiconductor and electronics industries, which have experienced significant and sometimes prolonged periods of downturns and overcapacity, our revenue, margins and earnings may fluctuate significantly.

The electronics industries and semiconductor market are cyclical and subject to significant and often rapid fluctuations in product demand, which could impact our semiconductor foundry business. Variations in customer order levels may result in volatility in our revenue and earnings. From time to time, the electronics and semiconductor industries have experienced significant and occasionally prolonged periods of downturns and overcapacity. Because we are, and will continue to be, dependent on the demand of electronics and semiconductor companies for our services, periods of downturns and overcapacity in the general electronics and semiconductor industries could lead to reduced demand for overall semiconductor foundry services, including our services. If we are not able to take appropriate actions, such as reducing our costs to sufficiently offset declines in demand, our revenue, margins and earnings will likely suffer during periods of downturns and overcapacity.

If we are unable to remain a technological leader in the semiconductor industry, unable to timely respond to fast-changing semiconductor market dynamics, or unable to maintain our edge in product quality, we may become less competitive.

The semiconductor industry and its technologies are constantly changing. We compete by developing process technologies using increasingly advanced nodes and manufacturing products with more functions. We also compete by developing new derivative technologies. If we do not anticipate these changes in technologies and rapidly develop new and innovative technologies, or our competitors unforeseeably gain sudden access to additional technologies, we may not be able to provide foundry services on competitive terms. For example, the global surge in the development of artificial intelligence (“AI”) has had a significant impact on customer demand for advanced semiconductor chips and the market dynamics in our industry; thus, our ability to continuously develop relevant technologies, products and services to meet these customer needs will be critical for us to effectively compete in this space. We also believe that the effective use of AI in our internal operations is important to our long-term success. As the AI technologies are rapidly evolving, if we are unable to deploy new AI technologies in our internal operations as effectively as our competitors, it may hurt our competitive position. In addition, our customers have significantly decreased the time in which their products or services are launched into the market. If we are unable to meet these shorter product time-to-market, we risk losing these customers. These factors have also been intensified by the shift of the global technology market to consumer driven products, such as smartphones, and increasing competition and concentration of customers (all further discussed among these risk factors). Also, the uncertainty and instability inherent in advanced technologies impose challenges for achieving expected product quality and product yield. If we fail to maintain quality, it may result in loss of revenue and additional cost, as well as loss of business or customer trust. If we are unable to overcome the above factors, we may become less competitive and our revenue may decline significantly.

In light of the rise of new foundry service providers worldwide, if we are unable to compete effectively in the highly competitive foundry segment of the semiconductor industry, we may lose customers and/or our profit margin and earnings may decrease.

The competition in the semiconductor foundry industry is fierce. We compete with other foundry service providers, as well as a number of integrated device manufacturers. Some of these companies may have access to more advanced or different technologies than us. Other companies may have greater financial and other resources than us, such as the possibility of receiving direct or indirect government subsidies, economic stimulus funds, or other incentives that may be unavailable to us. The governments of the United States, China, Europe, South Korea and Japan provide various incentive programs to promote developments of their domestic semiconductor industries, such as the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (the “U.S. CHIPS Act”), which provides financial incentives to incentivize the development of U.S. semiconductor industry. Although governments in certain of the countries or regions where we are currently expanding or planning to expand our production capacity have extended or may in the future extend certain financial incentives to us, there is no assurance that we will be able to receive such financial incentives at the levels we anticipate or at all. Additionally, any financial incentives we receive may be subject to conditions imposed by the grantors, such as restrictions on the expansion of facilities in foreign countries of concern and on joint research and technology licensing efforts with foreign entities of concern on any technology or product that raises national security concerns, or the grantors could seek to recover any funds provided to us, or cancel, reduce or deny our requested subsidies or grants in the future. This could materially increase our costs or otherwise adversely affect our operations.

Moreover, our competitors may, from time to time, also decide to undertake aggressive pricing initiatives in one or several technology nodes. Our competitors may also compete for our customers who seek to diversify their supply chains. These competitive activities may decrease our customer base, our pricing, or both. If we are unable to compete effectively with such competitors on technology, manufacturing capacity, product quality, supply chain diversification and resilience, and customer satisfaction, we risk losing customers or business to such contenders.

If we are unable to manage our capacity and production facilities effectively, our competitiveness may be weakened.

We perform long-term market demand forecasts for our products and services to manage our overall capacity. Based on our market demand forecasts, we have continued to add capacity to meet market needs for our products and services, including in Taiwan, in Arizona, U.S., in Nanjing, China, in Kumamoto, Japan and in Dresden, Germany.

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

Over the years, our customer profile and the nature of our customers’ business have changed dramatically. While we generate revenue from hundreds of customers worldwide, our ten largest customers in 2021, 2022 and 2023 accounted for approximately, 71%, 68% and 70% of our net revenue in the respective year. Our largest customer in 2021, 2022 and 2023 accounted for 26%, 23% and 25% of our net revenue in the respective year. Our second largest customer in 2021, 2022 and 2023 accounted for 10%, less than 10% and 11% of our net revenue in the respective year. A more concentrated customer base will subject our revenue to seasonal demand fluctuations from our large customers and cause different seasonal patterns in our business. This customer concentration results in part from the changing dynamics of the electronics industry with the structural shift to mobile and high performance computing devices and applications and software that provide the content for such devices.

There are only a limited number of customers who are successfully exploiting this new business model paradigm. Also, we have seen changes in the nature of our customers’ business models in response to this new business model paradigm. For example, there is a growing trend among system companies designing their own semiconductors and working directly with the semiconductor foundries, which makes their products and services more marketable in a changing consumer market.

Also, since the global semiconductor industry has become increasingly competitive, some of our customers have engaged in industry consolidations in order to remain competitive. Such consolidations have taken the form of mergers and acquisitions. If more of our major customers consolidate, this will further decrease the overall number of our customer pool. In addition, regulatory restrictions, such as export controls directed at our major customers, could impact our ability to supply products to those customers or reduce those customers’ demand for our products and services and thus impact their business operations.

The loss of, or significant curtailment of purchases by, one or more of our top customers including curtailments due to increased competitive pressures, industry consolidation, changes in applicable regulatory restrictions, product designs, manufacturing sourcing or outsourcing policies or practices of these customers, the timing of customer inventory adjustments, or changes in our major customers’ business models, may adversely affect our results of operations and financial condition.

If our information technology systems or those of our service providers with whom we share our confidential information succumb to cyberattacks by third parties worldwide, our business and operations may be severely interrupted or even shut down, and our results of operations, financial condition, prospects and reputation may also be materially and adversely affected.

Even though we have established a comprehensive internet and computing security network, we cannot guarantee that our computing systems which control or maintain vital corporate functions, such as our manufacturing operations and enterprise accounting, would be completely immune to crippling cyberattacks. In the event of a serious cyberattack, our systems may lose important corporate data or our production lines may be shut down pending the resolution of such attack. Major cyberattacks could also lead to loss or divulgence of trade secrets and other sensitive information, such as proprietary information of our customers and other stakeholders and personal information of our employees. While we seek to continuously review and assess our cybersecurity policies and procedures to ensure their adequacy and effectiveness, we cannot guarantee that we will not be susceptible to new and emerging risks and attacks in the evolving landscape of cybersecurity threats. For example, as AI continues to evolve, cyber-attackers could also use AI to develop malicious codes and sophisticated phishing attempts.

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

In the past, we experienced and may in the future be subject to attack by malicious software. We have implemented and continually update rigorous cybersecurity measures to prevent and minimize harm caused by such attacks. See “Item 16K. Cybersecurity” for a further discussion. While these ongoing enhancements further improve our cybersecurity defense solutions, there can be no assurance that we are immune to cyberattacks.

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

We rely on the continued services and contributions of our management team, as well as skilled technical and professional personnel. Our business could suffer from the inability to fulfill personnel needs with high quality professionals in a timely fashion caused by the loss of personnel, talent shortages, illegal talent poaching, immigration controls, or related changes in market demand for our products and services. Since there is fierce competition for talent recruitment, we cannot ensure timely fulfillment of our personnel demand.

We may be unable to obtain in a timely manner and at a reasonable cost equipment that is necessary for us to remain competitive.

Our operations and ongoing expansion plans depend on our ability to obtain necessary equipment and related services available from a limited number of suppliers. As a result, we may encounter the situation of limited supply and/or long delivery cycles. To better manage our supply chain, we evaluate and project delivery lead times to minimize the impact of supply chain risks on operating costs. We have also implemented various collaborative business models and risk management contingencies with suppliers to ensure supply and shorten the procurement lead time. To enhance our sourcing capabilities for our global sites, we have also taken steps to strengthen our understanding of local regulations, policies, and supply chains. However, if we are unable to acquire in a timely manner the equipment and parts we need, we may fail to successfully implement capacity expansion plans and exploit time sensitive business opportunities. Additionally, ongoing trade tensions could result in increased prices for, or even unavailability of, key equipment, through delay or denial of necessary export licenses, adoption of additional export control measures and other tariff or non-tariff barriers. If we are unable to obtain equipment in a timely fashion to fulfill our customers’ demand for technology and production capacity, or unable to do so at a reasonable cost, our financial condition and results of operations could be negatively impacted.

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

Our operational results could also be materially and adversely affected by disruptive events or industrial accidents, in the locations in which we, our customers or our suppliers operate.

Disruptions caused by natural and man-made disasters, including earthquakes, flooding, typhoons, droughts, tsunamis, sandstorms, wildfires, volcanic eruptions, fire, gas/chemical leakage, pandemic, supply chain disruption, geopolitical tensions, cyberattacks, sabotage, failure of critical facilities and equipment, shortages in the supply of utilities, such as water, electricity and natural gas, etc., could interrupt our operations. Most of our production facilities, as well as those of many of our suppliers, customers and upstream providers of complementary semiconductor manufacturing services, are located in areas susceptible to natural disasters and may face potential shortages of electricity or water, which could cause interruptions to our operations. On April 3, 2024, an earthquake struck Taiwan. The resulting damage was mostly to inventories and equipment. Based on a preliminary assessment, we estimated that related earthquake losses will be approximately NT$3 billion, net of insurance claim, and will be recognized in the second quarter of 2024.

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

Our operations may be interrupted, and our expansion may be limited, by power or other utility outages or shortages, and our financial results may be adversely affected by increased prices of power or other utilities.

We have occasionally suffered power outages, dips or surges caused by difficulties encountered by our electricity supplier or other power consumers on the same power grid. Some of these incidents have resulted in interruptions to our operations. Such outages, shortages or interruptions in electricity supply could further be exacerbated by changes in the energy policy of the governments. If we are unable to secure reliable and uninterrupted supply of electricity to power our manufacturing fabs, our ability to fill customers’ orders would be jeopardized. Moreover, we have encountered and may continue to encounter increases in the prices of utilities. For example, effective from April 1, 2024, we are subject to a higher electricity tariff rate in Taiwan, which is estimated to increase by 25%, as compared to the tariff rate applicable to us in 2023. The increased prices for electricity could increase our manufacturing costs and therefore adversely impact our financial results.

In addition, due to climate change, severe weather events, such as droughts, and any measures taken by governments in response to such severe weather events may materially affect our operations and our suppliers’ production. For example, the measures taken by governments in response to droughts, including water rationing and conservation, may cause interruption to our operations or our expansion plans.

If such events were to occur over prolonged periods of time, our operations and financial performance may be materially adversely affected. Moreover, our future capacity expansions in Taiwan and elsewhere could be curtailed by utility shortages.

Adverse fluctuations in exchange rates could decrease our operating margin and/or revenue.

Substantially all of our sales are denominated in U.S. dollars and over half of our capital expenditures are denominated in currencies other than the NT dollar, primarily in U.S. dollars, Euros and Japanese yen. As a result, any significant fluctuations to our disadvantage in the exchange rate of the NT dollar against such currencies, in particular a weakening of the U.S. dollar against the NT dollar, would have an adverse impact on our revenue and operating profit as expressed in NT dollars. For example, every 1% depreciation of the U.S. dollar against the NT dollar would result in an approximately 0.4 percentage point decrease in our operating margin based on our 2023 results.

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

Complying with applicable laws and regulations, such as environmental and climate related laws and regulations, could also require us, among other things, to do the following: (a) purchase, use or install remedial equipment; (b) implement remedial programs such as climate change mitigation programs and air pollution reduction plans; (c) modify our product designs and manufacturing processes, or incur other significant expenses such as paying any incurred carbon fees if our emission levels exceed applicable thresholds, and obtaining renewable energy sources, renewable energy certificates or carbon credits, substitute raw materials or chemicals that may cost more or be less available for our operations.

Our inability to timely obtain approvals necessary for the conduct of our business could impair our operational and financial results. For example, if we are unable to timely obtain environmental related approvals needed to undertake the development and construction of a new fab or expansion project, then such inability may delay, limit, or increase the cost of our expansion plans that could also in turn adversely affect our business and operational results. In light of increased public interest in environmental issues, our operations and expansion plans may be adversely affected or delayed in response to public concern and social environmental pressures even if we comply with all applicable laws and regulations.

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

While we are subject to tax laws and regulations in various jurisdictions in which we operate or conduct business, our principal operations are in the R.O.C. and we are exposed primarily to taxes levied by the R.O.C. government. The R.O.C. Controlled Foreign Company (“CFC”) rules enacted in 2016 have been implemented since January 1, 2023, pursuant to which, certain profits retained at a CFC located in a low-tax jurisdiction would be taxable at its parent company in Taiwan. Further, changes in the tax laws of foreign jurisdictions could arise as a result of the base erosion and profit shifting (“BEPS”) project that was undertaken by the Organisation for Economic Cooperation and Development (“OECD”). These changes may increase tax uncertainty and have an adverse effect on our operating results. See “Item 5. Operating and Financial Reviews and Prospects – Taxation” for further discussion of significant tax regulation changes.

Risks Relating to Ownership of ADSs

Your voting rights as a holder of ADSs will be limited.

Holders of American Depositary Receipts (“ADRs”) evidencing ADSs may exercise voting rights with respect to the common shares represented by these ADSs only in accordance with the provisions of our ADS deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our common shares, the depositary bank will, as soon as practicable thereafter, mail to the holders (i) the notice of the meeting sent by us, (ii) voting instruction forms and (iii) a statement as to the manner in which instructions may be given by the holders.

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

One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund of the R.O.C., which owned 6.38% of TSMC’s outstanding shares as of February 29, 2024, had from time to time in the past sold our shares in the form of ADSs in several transactions.

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

Business Overview of the Company

As a foundry, we manufacture semiconductors using our manufacturing processes for our customers based on proprietary integrated circuit designs provided by them. We offer a comprehensive range of wafer fabrication processes, including processes to manufacture complementary metal-oxide-semiconductor (“CMOS”) logic, mixed-signal, radio frequency (“RF”), embedded memory, bipolar complementary metal-oxide-semiconductor (“BiCMOS”, which uses CMOS transistors in conjunction with bipolar junction transistor) mixed-signal and others. We also offer design, mask making, TSMC 3DFabricTM advanced packaging and silicon stacking technologies and testing services. We produced 28 percent of the world semiconductor excluding memory output value in 2023, as compared to 30 percent in the previous year, mainly due to an inventory correction within the semiconductor industry.

We believe that our scale and capacity, particularly for advanced technologies, is a major competitive advantage. Please see “– Semiconductor Manufacturing Capacity and Technology” and “– Capacity Management and Technology Upgrade Plans” for a further discussion of our capacity.

We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor companies, system companies to integrated device manufacturers, including, but not limited to, Advanced Micro Devices, Inc., Amazon Web Services, Inc., Broadcom Limited, Infineon Technologies AG, Intel Corporation, MediaTek Inc., NVIDIA Corporation, NXP Semiconductors N.V., Qualcomm Inc., and Sony Semiconductor Solutions Corporation.

Our Semiconductor Facilities

We currently operate one 150mm wafer fab, six 200mm wafer fabs, six 300mm wafer fabs, and five advanced backend fabs. Our corporate headquarters and eight of our fabs are located in the Hsinchu Science Park, two fabs are located in the Central Taiwan Science Park, four fabs are located in the Southern Taiwan Science Park, one fab is located in the United States, one fab is located in Shanghai, one fab is located in Nanjing, and one fab is located in Japan. Our corporate headquarters and our eight fabs in Hsinchu Science Park occupy parcels of land of a total of approximately 1,427,155 square meters, of which, approximately 1,283,940 square meters of land is leased by us from the Hsinchu Science Park Administration for our seven fabs in Hsinchu Science Park under agreements that will be up for renewal between December 2026 and December 2042, and approximately 143,215 square meters of land is owned by us, where Advanced Backend Fab 6 and related offices are located. We have leased from the Central Taiwan Science Park Administration a parcel of land of approximately 590,457 square meters for our Taichung fabs under agreements that will be up for renewal between September 2029 and June 2041. We have leased from the Southern Taiwan Science Park Administration approximately 1,962,384 square meters of land for our fabs in the Southern Taiwan Science Park under agreements that will be up for renewal between December 2024 and June 2043. We have leased from the Kaohsiung City Government approximately 228,013 square meters of land in the Kaohsiung Nanzih Technology Industrial Park, where Fab 22 will be located, under agreements that will be up for renewal by December 2024. TSMC Washington, LLC (“TSMC Washington”) owns a parcel of land of approximately 1,052,186 square meters in the State of Washington in the United States, where the TSMC Washington fab and related offices are located. TSMC China owns the land use rights of 369,087 square meters of land in Shanghai, where Fab 10 and related offices are located. TSMC Nanjing owns the land use rights of 453,401 square meters of land in Nanjing, where Fab 16 and related offices are located. TSMC Arizona Corporation (“TSMC Arizona”) owns a parcel of land of approximately 4,775,885 square meters in the State of Arizona where Fab 21 and related offices are located. Japan Advanced Semiconductor Manufacturing, Inc. (“JASM”) owns a parcel of land of approximately 195,035 square meters in Kumamoto Prefecture, Japan, where Fab 23 and related offices are located. European Semiconductor Manufacturing Company (ESMC) GmbH (“ESMC”) is in the process of acquiring approximately 51 hectares of land in the City of Dresden in Germany, where Fab 24 and related facilities will be located. Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs.

Semiconductor Manufacturing Capacity and Technology

We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have possessed the largest capacity among the world’s dedicated foundries. We also believe that we are the technology leader among the dedicated foundries in terms of our net revenue of advanced semiconductors of 7-nanometer and below, and are one of the leaders in the semiconductor manufacturing industry for mainstream and specialty technologies. Our 5-nanometer technology and 3-nanometer technology successfully entered volume production in 2020 and 2022, respectively. Also, the development of our 2-nanometer technology is on track, and its volume production is expected in 2025.

The following table lists our wafer fabs and those of our subsidiaries in operation as of February 29, 2024, together with the year of commencement of commercial production, wafer size and the most advanced technology for volume production:

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

(2)	In nanometers, as of 2023 year-end.

In 2023, our annual capacity (in 12-inch equivalent wafers) was approximately 16 million wafers, compared to approximately 15 million wafers in 2022. This increase was primarily from the expansion of our 3-nanometer and 5-nanometer advanced technologies.

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

Our capital expenditures in 2021, 2022 and 2023 were NT$839,196 million, NT$1,082,672 million and NT$949,817 million (US$30,448 million, translated from a weighted average exchange rate of NT$31.19 to US$1.00), respectively. Our capital expenditures in 2024 are expected to be between US$28 billion and US$32 billion, which, depending on market conditions, may be adjusted later. Our capital expenditures for 2021, 2022 and 2023 were funded by our operating cash flow and proceeds from the issuance of corporate bonds, and our capital expenditures for 2024 are also expected to be funded in the same way. In 2024, we anticipate our capital expenditures to focus primarily on the following:

•	installing and expanding capacity, mainly for 2-nanometer, 3-nanometer and 5-nanometer nodes, including building/facility expansion for Fab 20, Fab 21 and Fab 22;

•	expanding capacity for specialty technologies and advanced packaging, including building/facility expansion for Fab 23; and

•	investing in research and development projects for new process technologies.

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

Markets and Customers

We categorize our net revenue mainly based on the countries where our customers are headquartered, which may be different from the countries to which we actually sell or ship our products or different from where products are actually ordered. Under this approach, the following table presents a geographic breakdown of our net revenue during the periods indicated:

	Year ended December 31,
	2021		2022		2023
Geography	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
North America	1,035,982	65%	1,534,642	68%	1,470,215	68%
China	164,552	10%	245,169	11%	267,154	12%
Asia Pacific(1)	225,950	14%	241,214	11%	174,947	8%
EMEA(2)	89,010	6%	123,767	5%	117,348	6%
Japan	71,921	5%	119,099	5%	132,072	6%

Total	1,587,415	100%	2,263,891	100%	2,161,736	100%

(1)	China and Japan are excluded from Asia Pacific.
(2)	EMEA stands for Europe, Middle East, and Africa.

In 2023, our net revenue decreased by a total of NT$102,155 million compared to 2022, which was mainly due to a decrease in orders from Asia Pacific of NT$66,267 million, or a 27% year-over-year decrease and from North America of NT$64,427 million, or a 4% year-over-year decrease. The decrease was partially offset by an increase in orders from China of NT$21,985 million, or a 9% year-over-year increase. In 2022, our net revenue increased by a total of NT$676,476 million compared to 2021, which was mainly due to an increase in orders from North America of NT$498,660 million, or a 48% year-over-year increase, from China of NT$80,617 million, or a 49% year-over-year increase and from Japan of NT$47,178 million, or a 66% year-over-year increase.

We provide worldwide customer support. Our office in Hsinchu and subsidiaries in the United States, Canada, Japan, China, the Netherlands and South Korea are dedicated to serving our customers worldwide. Foundry services, which are both technologically and logistically intensive, involve frequent and in-depth interaction with customers. We believe that the most effective means of providing foundry services is by developing direct and close relationships with our customers. Our customer service and technical support managers work closely with the sales force to offer integrated services to customers. To facilitate customer interaction and information access on a real-time basis, a suite of web-based applications have also been offered to provide more active interactions with customers in design, engineering and logistics.

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

Our Foundry Services

Range of Services. Because of our ability to provide a full array of services, we are able to accommodate customers with a variety of needs at every stage of the overall foundry process. The flexibility in input stages allows us to cater to a variety of customers with different in-house capabilities and thus to service a wider class of customers as compared to a foundry that cannot offer design or mask making services, for example. As we serve a large global customer base that entails a wide range of applications, such customer diversification helps to smooth fluctuations in demand.

Fabrication Processes. We manufacture semiconductors mainly using the CMOS process. The CMOS process is currently the mainstream semiconductor manufacturing process. We use the CMOS process to manufacture logic semiconductors, mixed-signal/radio frequency semiconductors, which combine analog and digital circuitry in a single semiconductor, micro-electro-mechanical-system (“MEMS”), which combines micrometer featured mechanical parts, analog and digital circuitry in a single semiconductor, and embedded memory semiconductors, which combine logic and memory in a single semiconductor, etc.

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

High Performance Computing (“HPC”): Driven by data explosion and AI application innovation, HPC has become one of the key growth drivers for our business. We provide customers, including both fabless IC design companies and system companies, with leading-edge logic process technologies such as 3-nanometer Fin Field-Effect Transistor (“FinFET”), 4-nanometer FinFET, 5-nanometer FinFET, 6-nanometer FinFET, 7-nanometer FinFET and 12-nanometer/ 16-nanometer FinFET, as well as comprehensive intellectual properties including high-speed interconnect intellectual properties to meet customers’ product requirements for transferring and processing vast amounts of data anywhere at any time. Specifically, we introduced our HPC-focused technologies, N4X and N3X, representing the ultimate performance and maximum clock frequencies in our 5-nanometer and 3-nanometer families, respectively. Based on advanced process nodes, a variety of HPC products have been launched, such as AI accelerators, including AI graphics processor units (“GPUs”) and AI application specific integrated circuits (“ASICs”), personal computer central processing units (“CPUs”), consumer GPUs, field programmable gate arrays (“FPGAs”), server processors, and high-speed networking chips, etc. These products can be used in current and future 5G/6G infrastructures, AI, Cloud, and enterprise data centers. We also offer multiple TSMC 3DFabricTM advanced packaging and silicon stacking technologies, such as Chip-on-Wafer-on-Substrate (“CoWoS®”), Integrated Fan-Out (“InFO”), and System on Integrated Chip (“TSMC-SoIC®”), to enable homogeneous and heterogeneous chip integration to meet customer requirements for high performance, high compute density and high energy efficiency, low latency and high integration. We will continue to optimize our HPC platform and strengthen collaboration with customers to help customers capture market growth in HPC markets.

Smartphone: For customers’ premium product applications, we offer leading logic process technologies such as 3-nanometer FinFET enhanced (“N3E”), 3-nanometer FinFET, 4-nanometer FinFET plus (“N4P”), 4-nanometer FinFET, 5-nanometer FinFET plus (“N5P”), and 5-nanometer FinFET, as well as comprehensive intellectual properties to further enhance chip performance, reduce power consumption, and decrease chip size. For mainstream product applications, we offer a broad range of logic process technologies, including 6-nanometer FinFET, 7-nanometer FinFET plus, 7-nanometer FinFET, 12-nanometer FinFET compact plus (“12FFC+”), 12-nanometer FinFET compact (“12FFC”), 16-nanometer FinFET compact plus (“16FFC+”), 16-nanometer FinFET compact (“16FFC”), 28-nanometer high performance compact (“28HPC”), 28-nanometer high performance mobile compact plus (“28HPC+”), and 22-nanometer ultra-low power (“22ULP”), in addition to comprehensive intellectual properties, to satisfy customer needs for high-performance and low-power chips. Furthermore, for premium and mainstream product applications, we offer highly competitive, leading-edge specialty technologies to deliver specialty companion chips for customers’ logic application processors, including radio frequency (“RF”), RF front-end, embedded flash memory, emerging memory, power management ICs (“PMICs”), sensors, and display chips, as well as TSMC 3DFabricTM advanced packaging technologies, such as industry-leading InFO technology.

Internet of Things (“IoT”): To serve the three megatrends of IoT, “everything connected, smart and green,” we not only provide customers with solid logic technologies, including 5-nanometer, 6-nanometer, 7-nanometer, 12-nanometer, 16-nanometer, and 28-nanometer, but also build a leading, complete and highly integrated ultra-low power (“ULP”) technology platform based on our logic technologies to enable customers’ product innovations for the artificial intelligence of things (“AIoT”, AI+ IoT). Our industry-leading ULP technologies, including the new FinFET-based 6-nanometer technology (“N6eTM”) and 12-nanometer technology (“N12eTM”), feature both energy efficiency and high performance. These technologies provide more computing power and AI inferencing capability while reducing system power consumption. In addition, the planar transistor based mainstream technologies, such as 22-nanometer ultra-low leakage (“ULL”), 28-nanometer ULP, 40-nanometer ULP, and 55-nanometer ULP technologies, have been widely adopted by various IoT system-on-a-chip (“SoC”) and battery-powered products to extend battery life. Our ULP technology platform also provides customers with comprehensive specialty technologies, covering RF, enhanced analog devices, embedded flash memory, emerging memory, sensors, and display devices, and PMICs, as well as multiple TSMC 3DFabricTM advanced packaging technologies, including InFO technology. In doing so, we support the demand of various and rapidly growing AIoT product applications, including application processor (“AP”) and edge computing microcontroller (“MCU”), wireless connectivity, Bluetooth, baseband processor, radio frequency identification (“RFID”), display devices and PMICs. For extreme low power product application requirements, we have also extended our low operating voltage (“Low Vdd”) offerings and have provided simulation program with integrated circuit emphasis (“SPICE”) models with wide-range operating voltages and design guidelines to lower the adoption barrier and reduce product lead time to help customers successfully launch innovative products.

Automotive: We offer a comprehensive spectrum of technologies and services to support the automotive industry’s three megatrends – building vehicles that are safer, smarter and greener. We are also an industry leader in providing a robust automotive intellectual property ecosystem, which covers 5-nanometer FinFET, 7-nanometer FinFET, and 16-nanometer FinFET technologies, for advanced driver-assistance systems (“ADAS”), advanced in-vehicle infotainment (“IVI”), as well as zonal controllers for new electrical/electronic (“E/E”) architecture in the next generation vehicles, including Internal Combustion Engine (“ICE”) and Electric Vehicle (“EV”). In 2023, we introduced 3-nanometer Auto Early (“N3AE”) program, providing automotive process design kits (“PDKs”), to support automotive customers to adopt the industry’s most advanced 3-nanometer technology early on to design automotive applications. In addition to the advanced logic technology platform, we offer a broad array of competitive automotive-grade specialty technologies, including 28-nanometer embedded flash memory, 28-, 22- and 16-nanometer millimeter wave RF, high sensitivity CMOS Image Sensor (“CIS”)/ light detection and ranging (“LiDAR”) sensors, and PMICs. The emerging technology of magnetoresistive random access memory (“MRAM”) has demonstrated automotive Grade-1 capability on 22-nanometer, and has passed automotive Grade-1 requirements on 16-nanometer in 2023. All these technologies are applied to our automotive process qualification standards based on AEC-Q100 standards of Automotive Electronic Council (“AEC”) and/or meeting customers’ technology specifications.

Digital Consumer Electronics (“DCE”): We provide customers with leading and comprehensive technologies to deliver AI-enabled smart devices for DCE applications, including smart digital TV (“DTV”), set-top box (“STB”), AI-embedded smart camera, and associated wireless local area network (“WLAN”), PMICs, timing controller (“T-CON”) and so on. Our leading 6-nanometer FinFET, 7-nanometer FinFET, 16FFC/12FFC, 22ULP/22ULL and 28HPC+ technologies have been widely adopted by leading global makers of 8K/4K DTV, 4K streaming STB/ over-the-top (“OTT”), digital single-lens reflex (“DSLR”) devices, and so on. We will continue to make these technologies more cost competitive through die size shrink for customers’ digital intensive chip designs and to drive lower power consumption for more cost-effective packaging.

The following table presents a breakdown of our net revenue by platform during the periods indicated:

	Year ended December 31,
	2021		2022		2023
Platform	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
High Performance Computing	587,780	37%	932,384	41%	934,769	43%
Smartphone	695,091	44%	888,879	39%	814,914	38%
Internet of Things	133,006	8%	196,115	9%	161,917	8%
Automotive	67,077	4%	116,381	5%	133,654	6%
Digital Consumer Electronics	55,577	4%	56,159	3%	47,000	2%
Others	48,884	3%	73,973	3%	69,482	3%

Total	1,587,415	100%	2,263,891	100%	2,161,736	100%

The decrease in our net revenue from 2022 to 2023 mainly came from Smartphone of NT$73,965 million, or an 8% year-over-year decrease, and from Internet of Things of NT$34,198 million, or a 17% year-over-year decrease. The decrease was partially offset by an increase from Automotive of NT$17,273 million, or a 15% year-over-year increase. The increase in our net revenue from 2021 to 2022 mainly came from High Performance Computing of NT$344,604 million, or a 59% year-over-year increase, and from Smartphone of NT$193,788 million, or a 28% year-over-year increase. The increase also came from Internet of Things of NT$63,109 million, or a 47% year-over-year increase.

Design and Technology Platforms. Modern integrated circuit designers need sophisticated design infrastructure to optimize productivity and cycle time. Such infrastructure includes design flow for electronic design automation (“EDA”), silicon proven building blocks such as libraries and intellectual properties, simulation and verification design kits such as PDK and technology files. All of this infrastructure is built on top of the technology foundation, and each technology needs its own design infrastructure to be usable for designers. This is the concept of our technology platforms.

For years, we and our alliance partners have spent considerable effort, time and resources to build our technology platforms. We unveiled an Open Innovation Platform® (“OIP”) initiative in 2008 to further enhance our technologies offerings. More OIP deliverables were introduced over the years, as well as in 2023. In the design methodology area, we announced EDA and intellectual property readiness of 2-nanometer and 3-nanometer, as well as continuous development of solutions to enhance power, performance and area (“PPA”) on existing production technology nodes. In addition, we also announced the openness of 3Dblox Standard to the semiconductor industry, as well as the availability of various 3-Dimensional Integrated Circuit (“3DIC”) reference flows to support TSMC 3DFabricTM technologies in 3D silicon stacking and advanced packaging which cover a wide range of system-level design applications.

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

Research and Development

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in the introduction of new technologies to meet customers’ demand and in the obsolescence of recently introduced technology and products. We believe that, in order to stay technologically ahead of our competitors and to maintain our market position in the foundry segment of the semiconductor industry, we need to maintain our position as a technology leader not only in the foundry segment but in the semiconductor industry in general. We spent NT$124,735 million, NT$163,262 million, and NT$182,370 million (US$5,956 million) in 2021, 2022 and 2023, respectively, on research and development, which represented 7.9%, 7.2% and 8.5% of our net revenue, respectively. We plan to continue to invest significant amounts on research and development in 2024, with the goal of maintaining a leading position in the development of advanced process technologies. Our research and development efforts have allowed us to provide our customers access to certain advanced process technologies, such as 7-, 5- and 3-nanometer technology for volume production, prior to the implementation of those advanced process technologies by our competitors and many integrated device manufacturers. In addition, we expect to advance our process technologies further down to 2-nanometer and below in the coming years to maintain our technology leadership. We will also continue to invest in research and development for our mature technologies offerings to provide function-rich process capabilities to our customers. Our research and development efforts are divided into centralized research and development activities and research and development activities undertaken by each of our fabs. Our centralized research and development activities are principally directed toward developing new logic, SoC, derivatives and package/system-in-package (“SIP”) technologies, and cost-effective 3D wafer level system integration solutions, including InFO, CoWoS®, and TSMC-SoIC® technologies. Fab-conducted research and development activities mostly focus on upgrading the manufacturing process technologies.

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

The principal pieces of equipment used by us to manufacture semiconductors are scanners, cleaners and track equipment, inspection equipment, etchers, furnaces, wet stations, strippers, implanters, sputterers, chemical vapor deposition (“CVD”) equipment, chemical mechanism polish (“CMP”) equipment, testers and probers. Other than certain equipment under leases located at testing areas, we own all of the equipment used at our fabs.

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

The most important raw material used in our production is silicon wafer, which is the basic raw material from which integrated circuits are made. The principal suppliers for our wafers are Formosa SUMCO Technology Corporation of Taiwan, GlobalWafers of Taiwan, Shin-Etsu Handotai of Japan, Siltronic AG of Germany, Soitec Microelectronics of Singapore, and SUMCO Corporation of Japan. Together they supplied approximately 96.0%, 95.0% and 96.2% of our total wafer needs in 2021, 2022 and 2023, respectively. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of wafers. In order to secure a reliable and flexible supply of high quality wafers, we have entered into long-term agreements and intend to continue to develop strategic relationships with major wafer suppliers to cover our anticipated wafer needs for future years. Also, we actively address supply chain issues and bring together fab operations, materials management, quality system and risk management teams to mitigate potential supply chain risks and enhance supply chain agility. This taskforce works with our primary suppliers to review their business continuity plans, qualify their dual-plant materials, prepare safety inventories, improve the quality of their products, and manage the supply chain risks of their suppliers. Please see “Item 3. Key Information – Risk Factors – Risks Relating to Our Business” for a discussion of the risk related to raw materials, including the fluctuation of prices of our main raw materials.

Environmental and Climate Related Laws and Regulations

The semiconductor production process generates gaseous chemical wastes, greenhouse gases (“GHG”), liquid wastes, wastewater and other industrial wastes in various stages of the manufacturing process. We have installed in our fabs various types of pollution control equipment for the treatment of gaseous and liquid chemical wastes and wastewater, equipment for GHG emission reduction and equipment for the recycling of used chemicals and treated water. Operations at our fabs are subject to regulations and periodic monitoring by the R.O.C. Ministry of Environment, the U.S. Environmental Protection Agency, the State Environmental Protection Administration of China and the Japan Ministry of the Environment, and local environmental protection authorities in Taiwan, the U.S., China and Japan.

We have adopted pollution control and GHG emission reduction measures to ensure compliance with environmental protection and climate related standards consistent with the practice of the semiconductor industry in Taiwan, the U.S., China, Japan and Europe. We conduct environmental audits at least once annually to ensure that we are in compliance in all material respects with applicable environmental and climate related laws and regulations. An environmental, safety and health (“ESH”) team operates at the corporate level that is responsible for policy establishment and enforcement, coordination with ESH teams located at each manufacturing facility and for coordination and interaction with government agencies worldwide.

To fulfill our commitment to environmental sustainability in our business and operations, we have continued to explore and participate in initiatives to expand our use of renewable energy. In 2023, TSMC used in total 2,590 GWh in renewable energy, renewable energy certificates, and carbon credits globally, of which approximately 1,493 GWh enabled our overseas sites to be 100% powered by clean energy for the sixth consecutive year. As of the end of 2023, we have signed power purchase agreements to purchase 3.1 GW of renewable energy, thereby eliminating an estimated 4.7 million metric tons of carbon dioxide equivalent emissions per year.

Environmental, Social and Governance (“ESG”) Initiatives

We firmly believe that our innovative technologies and services can help bring positive changes and make significant contributions to the global community. We are deeply committed to creating a sustainable future and contributing to society through various ESG initiatives. In 2011, we founded the Corporate Social Responsibility Committee (renamed as the ESG Committee in 2021) to align with the vision and mission of the TSMC Corporate Social Responsibility Policy (renamed as the ESG Policy in 2021). In 2019, we took further steps toward connecting with the international sustainability trend by establishing a CSR Executive Committee (renamed as the ESG Steering Committee in 2021), comprised of senior executives from diverse functions and tasked with developing our ESG strategies. In 2023, we established the Nominating, Corporate Governance and Sustainability Committee as the highest supervisory unit to ensure our efforts coincide with our values. In addition, we have created a blueprint for sustainable development that links our core strengths with the United Nations’ Sustainable Development Goals (“SDGs”).

We currently focus our ESG efforts on the following key areas:

Drive green manufacturing. We aspire to be a top benchmarking company in environmental protection and actively integrate green management into daily operations. We apply innovative technologies to climate and energy, water stewardship, circular resources, and air pollution control, promoting a comprehensive range of sustainable actions to pursue sustainable development.

Build a responsible supply chain. We are committed to responsible purchasing and work closely with supply chain partners on technology, quality, delivery, human rights, and environmental protection. In the face of severe climate change challenges, we plan to further strengthen green innovation and climate resilience with suppliers and strive to create a low-carbon semiconductor supply chain.

Create a diverse and inclusive workplace. We are dedicated to upholding our responsibility toward employees to foster a diverse and inclusive workplace where every employee enjoys human rights, skill development, and a safe work environment. We also provide competitive compensation and welfare, striving to be a company that employees can be proud of.

Develop talent. We support employees’ career development and seek to inspire the next generation of semiconductor industry professionals. To achieve this goal, we collaborate with middle and high schools, world-leading universities and research institutions to promote STEAM (i.e., science, technology, engineering, art and mathematics) education.

Care for the disadvantaged. The TSMC Education and Culture Foundation and TSMC Charity Foundation focus on the changing social landscape and its needs. The two foundations integrate and invest internal and external resources to empower young students, serve rural communities, and foster art and cultural literacy.

For further information on our ESG initiatives, please refer to our annual Sustainability Reports, available on our ESG website at https://esg.tsmc.com/en-US/resources/ESG-data-hub. The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

Electricity and Water

We have occasionally suffered power outages, dips or surges caused by difficulties encountered by our electricity supplier, or other power consumers on the same power grid. Such power outages, dips or surges may lead to interruptions in our production schedule. The semiconductor manufacturing process uses extensive amounts of electricity and water. Due to changes in the energy policy of the government, the growth of manufacturers in the Hsinchu Science Park, Southern Taiwan Science Park and Central Taiwan Science Park, and the droughts that Taiwan experiences from time to time, there is concern regarding future availability of sufficient electricity and water for our production in Taiwan. To help address these potential shortages and avoid the potential impact that insufficient electricity and water supplies may have on our semiconductor production, we have adopted various natural resources conservation methodologies. Moreover, we have encountered and may continue to encounter increases in the prices of utilities. For example, effective from April 1, 2024, we are subject to a higher electricity tariff rate in Taiwan, which is estimated to increase by 25%, as compared to the tariff rate applicable to us in 2023. The hike in electricity prices could increase our manufacturing costs and therefore adversely impact our financial results. Please see “Item 3. Key Information – Risk Factors – Risks Relating to Our Business” for a discussion of the risk related to shortages or increased prices in electricity and water.

Risk Management

We are committed to maintaining a proactive and robust enterprise risk management (“ERM”) system, as well as fostering a risk-aware culture, to enable us to respond to the dynamic business environment and shifting business demands and capitalize new opportunities. The Board of Directors has delegated risk oversight responsibilities to the Audit and Risk Committee, which is authorized to review our ERM framework, including risk governance, risk management policy, ERM procedures and implementation status. With close reference to the International Organization for Standardization (“ISO”) and Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) standards, our ERM framework was established to provide a systematic approach for risk management, which outlines the risk governance structure, processes and tools to assist with the identification, assessment, response, monitoring and reviewing of risks, and thereby assisting the management in making informed decisions to implement business strategies and achieve corporate objectives.

We have also implemented pre-crisis risk assessments, response procedures and recovery plans to respond to natural disasters and other disruptive events that could interrupt the operation of our business. These plans were developed in accordance with business continuity management standards. Continuous efforts to enhance our operational resilience through ongoing exercises will enable us to respond effectively to a business disruption.

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

Our Subsidiaries and Affiliates

Vanguard International Semiconductor Corporation (“VIS”). In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated dynamic random access memory (“DRAM”) manufacturer. VIS commenced commercial production in 1995 and listed its shares on the Taipei Exchange (originally the R.O.C. Over-the-Counter Securities Exchange) in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 29, 2024, we owned approximately 28.3% of the equity interest in VIS. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

TSMC Washington, LLC (“TSMC Washington”, previously WaferTech, LLC (“WaferTech”)). In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. In December 2023, WaferTech was renamed as TSMC Washington. As of February 29, 2024, we owned 100% of the equity interest in TSMC Washington.

TSMC Global Ltd. (“TSMC Global”). In December 1998, we established TSMC Holding Ltd. in the B.V.I. as a company with limited liability. In 2006, TSMC Holding Ltd. was renamed to TSMC Global Ltd. TSMC Global is a wholly-owned subsidiary primarily engaged in corporate treasury investment activities.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Koninklijke Philips NV (“Philips”) and EDB Investment Pte. Ltd. (“EDB”) to found a joint venture, SSMC, and build a fab in Singapore. The SSMC fab commenced commercial production in December 2000. As of February 29, 2024, we owned approximately 38.8% of the equity interest in SSMC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

Global Unichip Corporation (“GUC”). In January 2003, we acquired a 52.0% equity interest in GUC, a SoC design service company that provides large scale SoC implementation services. GUC listed its shares on the Taiwan Stock Exchange in November 2006. As of February 29, 2024, we owned approximately 34.8% of the equity interest in GUC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

TSMC China. In August 2003, we established TSMC China (of which the manufacturing entity is Fab 10), a wholly-owned subsidiary primarily engaged in the manufacture and sale of integrated circuits. TSMC China commenced commercial production in late 2004.

VisEra Technologies Company, Ltd. (“VisEra Technologies”). In October 2003, we and OmniVision Technologies Inc. (“OVT”), entered into an agreement to form VisEra Technologies, a joint venture in Taiwan, for the purpose of providing back-end service for CMOS image sensor manufacturing business. In November 2015, we acquired all of OVT’s equity interest in VisEra Technologies. In March 2021, we disposed certain common shares of VisEra Technologies to facilitate its initial public offering (“IPO”). Immediately following VisEra Technologies’ IPO in June 2022, our shareholding was diluted to approximately 67.9%. As of February 29, 2024, we owned approximately 67.4% of the equity interest in VisEra Technologies.

Xintec, Inc. (“Xintec”). In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. In March 2015, Xintec listed its shares on the Taipei Exchange. Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. As of February 29, 2024, we owned approximately 41.0% of the equity interest in Xintec. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

TSMC Nanjing. In May 2016, we established TSMC Nanjing (of which the manufacturing entity is Fab 16), a wholly-owned subsidiary primarily engaged in the manufacture and sale of integrated circuits. TSMC Nanjing commenced commercial production in April 2018.

TSMC Arizona. In November 2020, we established TSMC Arizona, a wholly-owned subsidiary that is expected to be primarily engaged in the manufacture and sale of integrated circuits. TSMC Arizona plans to build and operate three advanced semiconductor manufacturing facilities in Phoenix, Arizona. Construction on the first facility commenced in April 2021 and commercial production is targeted in 2025. In December 2022, we announced a plan for TSMC Arizona to build and operate a second semiconductor manufacturing facility, which is currently under construction. In April 2024, we further announced a plan for TSMC Arizona to build and operate a third semiconductor manufacturing facility.

Japan Advanced Semiconductor Manufacturing, Inc. (“JASM”). In December 2021, we established JASM, which is expected to be primarily engaged in the manufacture and sale of integrated circuits. In January 2022, Sony Semiconductor Solution Corporation (“Sony”) acquired a less than 20% equity interest in JASM. In April 2022, DENSO Corporation (“DENSO”) acquired a more than 10% minority equity interest in JASM. At the time of establishment, JASM planned to build and operate a semiconductor manufacturing facility in Kumamoto, Japan. Construction on the site commenced in April 2022 and commercial production is expected to commence in 2024. In February 2024, we, Sony, DENSO and Toyota Motor Corporation (“Toyota”) announced further investment into JASM to build and operate a second semiconductor manufacturing facility. By way of such investment, Toyota will also take a minority stake in JASM. As of February 29, 2024, we owned approximately 71.4% of the equity interest in JASM. After the completion of the new investment, we will own approximately 86.5% of the equity interest in JASM.

European Semiconductor Manufacturing Company (ESMC) GmbH (“ESMC”). In June 2023, we established ESMC, which is expected to be primarily engaged in the manufacturing and sale of integrated circuits. In January 2024, Robert Bosch GmbH, Infineon Technologies AG, and NXP Semiconductors Germany GmbH, a wholly-owned subsidiary of NXP Semiconductors N.V. (“NXP”), together acquired 30% equity interest in ESMC. ESMC plans to build and operate a semiconductor manufacturing facility in Dresden, Germany. Construction on the site is expected to commence in 2024. As of February 29, 2024, we owned 70.0% of the equity interest in ESMC.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEWS AND PROSPECTS

The following discussion covers items for and a comparison between the fiscal years ended December 31, 2023 and 2022. For the discussion covering items for the fiscal year ended December 31, 2021 and a comparison between the fiscal years ended December 31, 2022 and 2021, please refer to “Item 5” of our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. SEC.

Overview

We manufacture a variety of semiconductors based on designs provided by our customers. Our business model is commonly called a “dedicated semiconductor foundry.” As a leader of the foundry segment, our net revenue and net income attributable to shareholders of the parent were NT$2,263,891 million and NT$992,923 million in 2022, and NT$2,161,736 million (US$70,599 million) and NT$851,740 million (US$27,816 million) in 2023, respectively. Please see “– Year-to-Year Comparisons – Net Revenue” for a discussion of the changes in net revenue from 2022 to 2023.

The principal source of our revenue is wafer fabrication, which accounted for approximately 87% of our net revenue in 2023. The rest of our net revenue was mainly derived from packaging and testing services, mask making, design, and royalty income. Factors that significantly impact our revenue include:

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

Production Capacity. We currently own and operate our semiconductor manufacturing facilities. For the years of 2022 and 2023, our production capacity was approximately 15 million and 16 million 12-inch equivalent wafers, respectively.

Technology Development. Our operation utilizes a variety of process technologies, ranging from mature process technologies of 0.25 micron or above circuit resolutions to advanced process technologies of 3-nanometer circuit resolutions. The table below presents a breakdown of wafer revenue by circuit resolution during the periods indicated:

	Year ended December 31,
	2021	2022	2023
Resolution	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)
3-nanometer	—	—	6%
5-nanometer	19%	26%	33%
7-nanometer	31%	27%	19%
16-nanometer	14%	13%	10%
20-nanometer	—	—	1%
28-nanometer	11%	10%	10%
40/45-nanometer	7%	7%	6%
65-nanometer	5%	5%	6%
90-nanometer	2%	2%	1%
0.11/0.13 micron	3%	3%	2%
0.15/0.18 micron	6%	6%	5%
≥0.25 micron	2%	1%	1%
Total	100%	100%	100%

(1)	The figure represents wafer revenue from a certain technology as a percentage of the total wafer revenue.

In 2023, the 3-nanometer, 5-nanometer and 7-nanometer revenues represented 6%, 33% and 19% of total wafer revenue, respectively. Advanced technologies (7-nanometer and below) accounted for 58% of total wafer revenue, up from 53% in 2022.

In 2022, the 5-nanometer and 7-nanometer revenues represented 26% and 27% of total wafer revenue, respectively. Advanced technologies (7-nanometer and below) accounted for 53% of total wafer revenue, up from 50% in 2021.

Foreign Currency Exchange Rate. Substantially all of our sales are denominated in U.S. dollars while we publish our financial statements in NT dollars. As a result, fluctuations in exchange rates of the NT dollar against the U.S. dollar would have a significant impact on our reported revenue. The NT dollar depreciation in 2023 had a favorable effect on our revenue, with weighted average exchange rates of the NT dollar per U.S. dollar depreciating from NT$29.84 in 2022 to NT$31.19 in 2023.

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

Commencement of Depreciation Related to Property, Plant and Equipment Classified as Equipment under Installation and Construction in Progress (“EUI” and “CIP”). Commencement of depreciation related to EUI/CIP involves determining when the assets are available for their intended use. The criteria we use to determine whether EUI/CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner.

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

Critical Accounting Policies and Key Sources of Estimation and Uncertainty

Estimation of Sales Returns and Allowances. Sales returns and other allowances is estimated and recorded based on historical experience and in consideration of different contractual terms. The amount is deducted from revenue in the same period the related revenue is recorded. We periodically review the reasonableness of the estimates. However, because of the inherent nature of estimates, actual returns and allowances could be different from our estimates. If the actual returns are greater than our estimated amount, we could be required to record an additional liability, which would have a negative impact on our recorded revenue and gross margin. For further information, please refer to note 22 to the consolidated financial statements.

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

When we determine that the carrying value of tangible assets, right-of-use assets and intangible assets other than goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment for tangible assets, right-of-use assets and intangible assets other than goodwill based on projected future cash flow. If the tangible assets, right-of-use assets or intangible assets other than goodwill are determined to be impaired, we recognize an impairment loss through a charge to our operating results to the extent the recoverable amount, measured at the present value of discounted cash flows attributable to the assets, is less than their carrying value. Such cash flow analysis includes assumptions about expected future economic and market conditions, the applicable discount rate, and the future revenue generation from the use or disposition of the assets. We also perform a periodic review to identify assets that are no longer used and are not expected to be used in future periods and record an impairment charge to the extent that the carrying amount of the tangible assets, right-of-use assets and intangible assets other than goodwill exceeds the recoverable amount. If the recoverable amount subsequently increases, the impairment loss previously recognized will be reversed to the extent of the increase in the recoverable amount, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

In the process of evaluating the potential impairment of tangible assets, right-of-use assets and intangible assets other than goodwill, we are required to review for impairment groups of assets related to the lowest level of identifiable independent cash flows. We determine the independent cash flows that can be related to specific asset groups. In addition, we determine the remaining useful lives of assets and the expected future revenue and expenses associated with the assets. Any change in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future periods. Our projection for future cash flow is generally lower during periods of reduced earnings. As a result, an impairment charge is more likely to occur during a period when our operating results are already otherwise depressed. For further information, including impairment losses recognized in 2022 and 2023, please refer to note 15, note 16 and note 17 to the consolidated financial statements.

Realization of Deferred Income Tax Assets. When we have temporary differences in the amount of tax expenses recorded for tax purposes and financial reporting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We generally recognize deferred tax assets to the extent that it is probable that sufficient taxable income will be available in the future to utilize such assets. The income tax benefit or expense is recorded when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the temporary differences may be utilized. Specifically, the realization of deferred income tax assets is impacted by our expected future revenue growth and profitability, tax holidays, Alternative Minimum Tax (“AMT”), the surtax imposed on unappropriated earnings and the amount of tax credits that can be utilized within the statutory period. In determining the amount of deferred tax assets as of December 31, 2023, we considered past performance, the general outlook of the semiconductor industry, business conditions, future taxable income and prudent and feasible tax planning strategies.

Because the determination of the amount of deferred tax assets that can be realized is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the deferred tax assets that we have recorded. For further information, including the amount of deferred tax assets as of the end of 2022 and 2023, please refer to note 26 to the consolidated financial statements.

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

Results of Operations

The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of profit or loss and other comprehensive income, expressed in each case as a percentage of net revenue:

	For the year ended December 31,
	2021	2022	2023
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	(48.4)%	(40.4)%	(45.6)%
Gross profit	51.6%	59.6%	54.4%
Operating expenses
Research and development	(7.9)%	(7.2)%	(8.5)%
General and administrative	(2.3)%	(2.4)%	(2.8)%
Marketing	(0.5)%	(0.4)%	(0.5)%
Total operating expenses	(10.7)%	(10.0)%	(11.8)%
Other operating income and expenses, net	0.0%	(0.1)%	0.0%
Income from operations	40.9%	49.5%	42.6%
Non-operating income and expenses	0.9%	1.0%	2.7%
Income before income tax	41.8%	50.5%	45.3%
Income tax expense	(4.5)%	(6.6)%	(5.9)%
Net income	37.3%	43.9%	39.4%
Other comprehensive income (loss) for the year, net of income tax	(0.4)%	1.8%	(0.4)%
Total comprehensive income for the year	36.9%	45.7%	39.0%
Net income attributable to shareholders of the parent	37.3%	43.9%	39.4%
Net income attributable to non-controlling interests	0.0%	0.0%	0.0%

Year-to-Year Comparisons

Net Revenue and Gross Margin

	For the year ended December 31,
	2021	2022	% Change in NT$ from 2021	2023		% Change in NT$ from 2022
	NT$	NT$		NT$	US$
	(in millions, except for percentages and wafer shipment)
Net revenue	1,587,415	2,263,891	42.6%	2,161,736	70,599	(4.5)%
Cost of revenue	(767,878)	(915,536)	19.2%	(986,625)	(32,222)	7.8%

Gross profit	819,537	1,348,355	64.5%	1,175,111	38,377	(12.8)%

Gross margin percentage	51.6%	59.6%	—	54.4%	54.4%	—
Wafer (12-inch equivalent) shipment(1)	14,179	15,253	—	12,002	12,002	—

(1)	In thousands.

Net Revenue

Our net revenue in 2023 decreased by 4.5% from 2022, which was mainly attributed to a decrease in wafer shipments, partially offset by an increase in ASP due to a higher proportion of advanced technology (7-nanometer and below) revenue and a depreciation of the NT dollar against the U.S. dollar. We shipped approximately 12 million 12-inch equivalent wafers in 2023 compared to 15.3 million in 2022.

Gross Margin

Our gross margin fluctuates with the level of capacity utilization, price change, cost improvement, product mix and exchange rate, among other factors. Furthermore, our gross margin would be negatively impacted in the year when a new technology is introduced.

In 2023, our gross margin decreased to 54.4% of net revenue from 59.6% in 2022, mainly attributable to lower capacity utilization and 3-nanometer ramp-up, partially offset by more favorable foreign exchange rate.

Operating Expenses

	For the year ended December 31,
	2021	2022	% Change in NT$ from 2021	2023		% Change in NT$ from 2022
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Research and development	124,735	163,262	30.9%	182,370	5,956	11.7%
General and administrative	36,929	53,525	44.9%	60,873	1,988	13.7%
Marketing	7,559	9,921	31.2%	10,591	345	6.8%

Total operating expenses	169,223	226,708	34.0%	253,834	8,289	12.0%

Percentage of net revenue	10.7%	10.0%	—	11.8%	11.8%	—
Other operating income and expenses, net	(333)	(368)	10.5%	189	6	—
Income from operations	649,981	1,121,279	72.5%	921,466	30,094	(17.8)%

Operating Margin	40.9%	49.5%	—	42.6%	42.6%	—

Operating expenses increased by NT$27,126 million in 2023, or 12%, from 2022.

Research and Development Expenses

We remain strongly committed to being the leader in advanced process technologies development. We believe that continuing investment in process technologies is essential for us to remain competitive in the markets we serve.

Research and development expenses increased by NT$19,108 million in 2023, or 11.7%, from 2022. The increases were mainly attributed to a higher level of research activities for 14-angstrom, 2-nanometer and 3-nanometer process technologies, as we continued to advance to smaller processing nodes.

We plan to continue our investment in technology research and development in 2024.

General and Administrative and Marketing Expenses

General and administrative and marketing expenses in 2023 increased by NT$8,018 million, or 12.6%, compared to 2022, mainly reflecting higher start-up expenses of overseas fabs preparation.

Other Operating Income and Expenses, Net

Net other operating income and expenses in 2023 increased by NT$557 million from 2022 to a net gain of NT$189 million (US$6 million), mainly due to the absence of impairment loss on property, plant and equipment in 2023.

Non-Operating Income and Expenses

	For the year ended December 31,
	2021	2022	% Change in NT$ from 2021	2023		% Change in NT$ from 2022
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Share of profits of associates	5,513	7,680	39.3%	4,800	157	(37.5)%
Interest income	5,708	22,422	292.8%	60,293	1,969	168.9%
Other income	973	947	(2.7)%	480	16	(49.3)%
Foreign exchange gain (loss), net	13,663	4,506	(67.0)%	(2,686)	(88)	(159.6)%
Finance costs	(5,414)	(11,750)	117.0%	(11,999)	(392)	2.1%
Other gains and losses, net	(7,388)	(1,012)	(86.3)%	6,962	227	—

Net non-operating income	13,055	22,793	74.6%	57,850	1,889	153.8%

Non-operating income and expenses in 2023 increased by NT$35,057 million, or 153.8%, from 2022, mainly due to higher interest income of NT$37,871 million compared to 2022.

Income Tax Expense

	For the year ended December 31,
	2021	2022	% Change in NT$ from 2021	2023		% Change in NT$ from 2022
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Income tax expense	(70,155)	(150,777)	114.9%	(128,288)	(4,190)	(14.9)%

Net income	592,881	993,295	67.5%	851,028	27,793	(14.3)%

Net income attributable to shareholders of the parent	592,359	992,923	67.6%	851,740	27,816	(14.2)%

Net margin attributable to shareholders of the parent	37.3%	43.9%	—	39.4%	39.4%	—

Income tax expenses decreased by NT$22,489 million in 2023, or 14.9%, from 2022. The decrease was mainly due to an adjustment of the accrued surtax on prior year’s unappropriated earnings, resulting from qualified capital expenditure in the three succeeding years that can be deducted from the unappropriated earnings.

Liquidity and Capital Resources

Our sources of liquidity include cash flow from operations, cash and cash equivalents, current marketable securities, and issuances of corporate bonds.

Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2023 was NT$1,241,967 million (US$40,561 million), reflecting a decrease of NT$368,632 million from 2022.

Our cash, cash equivalents and current marketable securities increased to NT$1,687,644 million (US$55,116 million) as of December 31, 2023, compared to NT$1,561,486 million as of December 31, 2022. The current marketable securities primarily consisted of fixed income securities. In 2023, we issued NT dollar-denominated corporate bonds totaling NT$85,700 million (US$2,799 million). For further information, please refer to note 18 and note 31 to the consolidated financial statements.

We believe that our cash generated from operations, cash and cash equivalents, current marketable securities, and ability to access capital market will be sufficient to fund our working capital needs, capital expenditures, debt repayments, dividend payments and other business requirements associated with existing operations over the next 12 months.

	For the year ended December 31,
	2021	2022	2023
	NT$	NT$	NT$	US$
	(in millions)
Net cash generated by operating activities	1,112,161	1,610,599	1,241,967	40,561
Net cash used in investing activities	(836,366)	(1,190,928)	(906,120)	(29,592)
Net cash generated by (used in) financing activities	136,608	(200,244)	(204,894)	(6,692)
Effect of exchange rate changes on cash and cash equivalents	(7,584)	58,397	(8,339)	(273)
Net increase in cash and cash equivalents	404,819	277,824	122,614	4,004

Cash and cash equivalents increased by NT$122,614 million in 2023, following an increase of NT$277,824 million in 2022.

Operating Activities

In 2023, we generated NT$1,241,967 million (US$40,561 million) net cash from operating activities, as compared to NT$1,610,599 million in 2022. The net cash generated from operating activities was primarily from NT$979,316 million in income before income tax and NT$532,191 million in non-cash depreciation and amortization expenses, partially offset by income tax payment, net changes in working capital and others of NT$269,540 million. The higher depreciation and amortization expenses in 2023 were mainly attributed to continuing investment in production capacity for advanced technologies.

In 2022, we generated NT$1,610,599 million net cash from operating activities, as compared to NT$1,112,161 million in 2021. The net cash generated from operating activities was primarily from NT$1,144,072 million in income before income tax, NT$437,254 million in non-cash depreciation and amortization expenses, and net changes in working capital and income tax payment of NT$29,273 million. The higher depreciation and amortization expenses in 2022 were mainly attributed to continuing investment in production capacity for advanced technologies.

Investing Activities

In 2023, net cash used in investing activities was NT$906,120 million (US$29,592 million), as compared to NT$1,190,928 million in 2022. The primary use of cash in investing activities in 2023 was for capital expenditures of NT$949,817 million.

In 2022, net cash used in investing activities was NT$1,190,928 million, as compared to NT$836,366 million in 2021. The primary use of cash in investing activities in 2022 was for capital expenditures of NT$1,082,672 million.

Our capital expenditures for 2023 were primarily related to:

•	installing and expanding capacity, mainly for 3-nanometer and 5-nanometer nodes, including building/facility expansion for Fab 18 and Fab 21;

•	expanding capacity for specialty technologies and advanced packaging, including building/facility expansion for Fab 23; and

•	investing in research and development projects for new process technologies.

See “Item 3. Key Information – Risk Factors – Risks Relating to Our Business” section for the risks associated with the inability of raising the requisite funding for our expansion programs. Please also see “Item 4. Information on The Company – Capacity Management and Technology Upgrade Plans” for discussion of our capacity management and capital expenditures.

Financing Activities

In 2023, net cash used in financing activities was NT$204,894 million (US$6,692 million), as compared to net cash used of NT$200,244 million in 2022. The net cash used in financing activities in 2023 was mainly due to cash dividend payments, partially offset by the proceeds from issuance of corporate bonds and increase in bank loans under hedging financial liabilities.

In 2022, net cash used in financing activities was NT$200,244 million, as compared to net cash generated of NT$136,608 million in 2021. The net cash used in financing activities in 2022 was mainly due to cash dividend payments and decrease in short-term loans, partially offset by the proceeds from issuance of corporate bonds.

As of December 31, 2023, our bank loans under hedging financial liabilities were NT$27,290 million (US$891 million) and our aggregate long-term debt was NT$927,576 million (US$30,293 million), of which NT$9,293 million (US$303 million) was classified as current. The long-term debt mainly included NT dollar- and U.S. dollar-denominated corporate bonds with fixed interest rates ranging from 0.36% to 4.63% and remaining maturity ranging from less than one year to 37 years.

Cash Requirements

The following table sets forth information on our material contractually obligated payments (including principals and interests) for the periods indicated as of December 31, 2023:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in NT$ millions)
Hedging Financial Liabilities-Bank Loans(1)	27,290	27,290	—	—	—
Long-Term Debt(2)	1,142,688	27,262	227,952	304,110	583,364
Capital Leases(3)	34,847	3,182	5,248	4,663	21,754
Temporary Receipts(4)	278,295	114,640	163,655	—	—
Capital Purchase or Other Purchase Obligations(5)	1,121,148	1,060,587	60,343	218	—
Total Contractual Cash Obligations	2,604,268	1,232,961	457,198	308,991	605,118

(1)	Represents bank loans under hedging financial instruments. See note 11 and note 33 to our consolidated financial statements for further information.
(2)

Represents corporate bonds payable and long-term bank loans. See note 18 and note 19 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.

(3)	Capital lease obligations are described in note 6, note 16, note 31 and note 33 to our consolidated financial statements.
(4)	Represents advance temporary receipts from customer. See “Item 4. Information on The Company — Markets and Customers” and note 22 to our consolidated financial statements for further information.
(5)

Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments were not recorded on our statement of financial position as of December 31, 2023, as we had not received related goods or taken title of the property.

During 2023, we used derivative financial instruments to partially hedge the currency exchange rate risk related to non-NT dollar-denominated assets and liabilities, certain forecasted transactions, and interest rate risk related to our fixed income investments. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a further discussion about currency exchange rate risk, interest rate risk, and derivative financial instruments we used to hedge such risks. See also note 5 to the consolidated financial statements for our accounting policy of derivative financial instruments, and note 8, note 11 and note 33 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.

We provided letters of credit and entrusted financial institutions to provide performance guarantees. See note 36 to our consolidated financial statements for further information.

Significant amount of capital is required to build, expand, and upgrade our production facilities and equipment. Our capital expenditures for 2024 are expected to be between US$28 billion and US$32 billion, which, depending on market conditions, may be adjusted later.

Taxation

The corporate income tax rate in R.O.C. is 20%. The R.O.C. Controlled Foreign Company (“CFC”) rules enacted in 2016 have been implemented since January 1, 2023, pursuant to which, certain profits retained at a CFC located in a low-tax jurisdiction would be taxable at its parent company in Taiwan. On the other hand, effective from January 1, 2023, the R.O.C. Statute for Industrial Innovation was amended such that eligible companies that develop innovative technologies domestically and possess leading position in global supply chain may claim investment tax credit of 25% on qualified R&D expenditure and 5% on procurement of machinery/equipment for advanced processes. We are eligible for these new incentives pursuant to the R.O.C. Statute for Industrial Innovation.

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

We were eligible for five-year tax holidays for income generated from construction and capacity expansions of production facilities according to regulations under the Statute for Upgrading Industries of the R.O.C. The exemption period may begin at any time within five years, as applicable, following the completion of a construction or expansion of production facilities. The Statute for Upgrading Industries expired at the end of 2009. However, under the Grandfather Clause, we can continue to be eligible for five-year tax holidays if the relevant investment plans were approved by R.O.C. tax authority before the expiration of the Statute. Pursuant to the Grandfather Clause, we commenced the exemption period for part of Fab 15 (Phase I to IV) and part of Fab 14 (Phase III to IV) in 2018. The aggregate tax benefits of such exemption periods in 2022 were NT$96,378 million, net of AMT effect. This five-year tax holiday expired at the end of 2022.

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

Summary Financial Information of the Obligor Group

The debt securities issued by TSMC Arizona under an indenture (the “Indenture”), dated as of October 18, 2021, among TSMC Arizona, as the issuer, TSMC, as guarantor, and Citibank, N.A., as trustee, are unconditionally and irrevocably guaranteed as to payment of principal, interest and premium, if any, by TSMC. TSMC Arizona and TSMC are referred to collectively as the Obligor Group. Each guarantee provided under the Indenture is referred to as a Guarantee and collectively, the Guarantees. TSMC Arizona Corporation is a corporation incorporated under the laws of the State of Arizona and a wholly-owned subsidiary of TSMC. As of December 31, 2023, the debt securities issued by TSMC Arizona are: (i) US$1.25 billion aggregate principal amount of the 1.750% Guaranteed Notes due 2026, (ii) US$1.25 billion aggregate principal amount of the 2.500% Guaranteed Notes due 2031, (iii) US$1 billion aggregate principal amount of the 3.125% Guaranteed Notes due 2041, (iv) US$1 billion aggregate principal amount of the 3.250% Guaranteed Notes due 2051, (v) US$1 billion aggregate principal amount of the 3.875% Guaranteed Notes due 2027, (vi) US$500 million aggregate principal amount of the 4.125% Guaranteed Notes due 2029, (vii) US$1 billion aggregate principal amount of the 4.250% Guaranteed Notes due 2032, and (viii) US$1 billion aggregate principal amount of the 4.500% Guaranteed Notes due 2052.

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

Statement of Profit or Loss for Obligor Group

	For the year ended December 31, 2023
	NT$	US$
	(in millions)
Net sales – external	693,146	22,637
Net sales – to subsidiaries outside of the Obligor Group	1,459,994	47,681
Total net sales	2,153,140	70,318
Gross profit	1,130,480	36,920
Income from operations	891,677	29,121
Net income	851,740	27,816
Net income attributable to Obligor Group	851,740	27,816

Statement of Financial Position for Obligor Group

	As of December 31, 2023
	NT$	US$
	(in millions)
Assets
Current assets – external	1,235,111	40,337
Current assets – due from subsidiaries outside of the Obligor Group	159,258	5,201
Total current assets	1,394,369	45,538
Non-current assets—external	3,021,982	98,693
Non-current assets – due from subsidiaries outside of the Obligor Group	778,769	25,433
Total non-current assets	3,800,751	124,126
Total assets	5,195,120	169,664
Liabilities
Current liabilities – external	759,099	24,791
Current liabilities – due from subsidiaries outside the Obligor Group	109,612	3,580
Total current liabilities	868,711	28,371
Non-current liabilities – external	762,834	24,912
Non-current liabilities – due from subsidiaries outside of the Obligor Group	134,053	4,378
Total non-current liabilities	896,887	29,290
Total liabilities	1,765,598	57,661

Climate Change Related Issues

The manufacturing, assembling and testing of our products require the use of chemicals and materials that are subject to environmental, climate related, health and safety laws and regulations issued worldwide as well as international accords such as the Paris Agreement. Climate change related laws or regulations currently are too indefinite for us to assess the impact on our future financial condition with any degree of reasonable certainty. For example, the Taiwan “Greenhouse Gas Reduction and Management Act”, which became effective on July 1, 2015, was amended and renamed as “Climate Change Response Act”. The amendments became effective in February 2023, which set a goal of reaching net-zero emissions in Taiwan by 2050 and also established a carbon fee system to collect carbon fees on direct and indirect emissions from emitters whose emissions reach certain thresholds. The government will start collecting carbon fees from 2025 but the rate for such fees has yet to be determined by the relevant authorities. We could be required to pay any incurred carbon fees since our emission levels exceed applicable thresholds pursuant to the current regulatory requirements, which will result in increased operating costs for us and affect us financially to a certain extent. We expect to see more of its relevant regulations promulgated by the regulators in the future. Also, the R.O.C. legislative authority is reviewing, at all times, various environmental issues to develop laws and regulations relating to environmental protection and climate related changes. The impact of such laws and regulations, as well as of the carbon fee, is indeterminable at the moment. Please see detailed risk factors related to the impact of climate change regulations and international accords in “Item 3. Key Information – Risk Factors – Risks Relating to Our Business”. Please also see our compliance record with Taiwan and international environmental and climate related laws and regulations in “Item 4. Information on The Company – Environmental and Climate Related Laws and Regulations”.

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

Pursuant to the R.O.C. Securities and Exchange Act, effective from January 1, 2007, a public company is required to either establish an audit committee or to have supervisors. A public company’s audit committee should be composed of all of its independent directors but not less than three, of which at least one member should have accounting or related financial management expertise, and the relevant provisions under the R.O.C. Securities and Exchange Act, the R.O.C. Company Act and other laws applicable to the supervisors are also applicable to the audit committee. Pursuant to the R.O.C. Securities and Exchange Act, effective from March 18, 2011, we are also required to establish a compensation committee which must be composed of qualified independent members as defined under local law. We established our audit committee (the “Audit Committee”) and compensation committee (the “Compensation Committee”) in 2002 and 2003, respectively (several years before being legally required to do so), both of which are now composed entirely of independent directors. In February 2023, our Board of Directors approved the renaming of the Audit Committee as “Audit and Risk Committee” and the Compensation Committee as “Compensation and People Development Committee”, and the establishment of a Nominating, Corporate Governance and Sustainability Committee, each effective as of February 14, 2023.

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

In December 2023, we announced that our Chairman Dr. Mark Liu plans to retire from TSMC in June 2024, and will not seek re-election to the Board of Directors. Our Nominating, Corporate Governance and Sustainability Committee has recommended Dr. C.C. Wei, while remaining as CEO, to succeed as our next Chairman, subject to the Board of Directors election in our Shareholders’ Meeting in June 2024.

In February 2024, our Board of Directors approved the appointment of Senior Vice President of R&D, Dr. Y.J. Mii and Senior Vice President of Operations, Mr. Y.P. Chyn, as Executive Vice Presidents and Co-Chief Operating Officers (“Co-COOs”) of TSMC, effective on March 1, 2024. The two Executive Vice Presidents and Co-COOs will report directly to Chief Executive Officer Dr. C.C. Wei.

The following tables set forth each director and executive officer’s name, position and years with our company, the age range of each director and the year in which each director’s term expires as of February 29, 2024. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Board of Directors

Name	Age	Position with our company	Term Expires	Years with our company
Mark Liu	66-70	Chairman	2024	31
C.C. Wei	71-75	Vice Chairman	2024	26
Ming-Hsin Kung	56-60	Director (Representative of the National Development Fund)	2024	4
F.C. Tseng	76-80	Director	2024	37
Sir Peter L. Bonfield	76-80	Independent Director	2024	22
Kok-Choo Chen	76-80	Independent Director	2024	13
Michael R. Splinter	71-75	Independent Director	2024	9
Moshe N. Gavrielov	66-70	Independent Director	2024	5
Yancey Hai	71-75	Independent Director	2024	4
L. Rafael Reif	71-75	Independent Director	2024	3

Executive Officers

Name	Position with our company	Years with our company
C.C. Wei	Chief Executive Officer	26
Lora Ho	Senior Vice President, Human Resources	25
Wei-Jen Lo(1)	Senior Vice President, Research & Development	20
Rick Cassidy(1)	Senior Vice President, Corporate Strategy Office and Overseas Operations Office; Chairman, TSMC Arizona	27

Name	Position with our company	Years with our company
Y.P. Chyn(2)	Senior Vice President, Operations and Overseas Operations Office	37
Y.J. Mii(2)	Senior Vice President, Research & Development	30
J.K. Lin(1)	Senior Vice President, Information Technology and Materials Management & Risk Management; Chief Information Security Officer	37
Cliff Hou(3)	Senior Vice President, Europe & Asia Sales and Research & Development/ Corporate Research	27
Kevin Zhang(3)	Senior Vice President, Business Development and Overseas Operations Office	8
Sylvia Fang	Senior Vice President, Legal; General Counsel; Corporate Governance Officer	29
Wendell Huang	Senior Vice President, Finance; Chief Financial Officer; Spokesperson	25
Y.L. Wang	Vice President, Operations/ Fab Operations I; CEO, TSMC Arizona	32
Douglas Yu	Vice President, Pathfinding for System Integration; TSMC Distinguished Fellow	30
T.S. Chang	Vice President, Operations/ Advanced Technology and Mask Engineering; TSMC Fellow	29
Michael Wu	Vice President, Research & Development/ Platform Technology	28
Min Cao(4)	Vice President, Research & Development/ Pathfinding	22
Y.H. Liaw	Vice President, Operations/ Fab Operations II; CEO, JASM	36
Simon Jang	Vice President, Research & Development/ Advanced Tool and Module Development	31
C.S. Yoo	Vice President, Research & Development/ More-than-Moore Technologies	36
Jun He	Vice President, Quality and Reliability and Operations/ Advanced Packaging Technology and Service	7
Geoffrey Yeap	Vice President, Research & Development/ Platform Technology	8
Chris Horng-Dar Lin	Vice President, Corporate Information Technology; Chief Information Officer	3
Jonathan Lee	Vice President, Corporate Planning Organization	17
Arthur Chuang	Vice President, Operations/ Facility	35
L.C. Lu	Vice President, Research & Development/ Design & Technology Platform; TSMC Fellow	24
K.C. Hsu	Vice President, Research & Development/ Integrated Interconnect & Packaging	3
Ray Chuang(5)	Vice President, Operations/ Fab Operations I; CEO, ESMC	27

(1)	Dr. Wei-Jen Lo, Mr. Rick Cassidy and Mr. J.K. Lin were appointed as Senior Vice Presidents of Corporate Strategy Development, effective on March 1, 2024.
(2)	Mr. Y.P. Chyn and Dr. Y.J. Mii were appointed as Executive Vice Presidents and Co-COOs, effective on March 1, 2024.
(3)	Dr. Cliff Hou and Dr. Kevin Zhang were appointed as Deputy Co-COOs, effective on March 1, 2024.
(4)	In addition to his current position, Dr. Min Cao was appointed as Vice President of Research & Development/ Corporate Research, effective on March 1, 2024.
(5)	Mr. Ray Chuang was promoted to Vice President on May 9, 2023 and was appointed as CEO of ESMC, effective on December 1, 2023.

Mark Liu is the Chairman. Dr. Mark Liu was our President and Co-Chief Executive Officer from November 2013 to June 2018. Prior to that, he was our Executive Vice President and Co-Chief Operating Officer from March 2012 to November 2013, Senior Vice President of Operations from 2009 to 2012, Senior Vice President of Advanced Technology Business from 2008 to 2009, and Senior Vice President of Operations II from 2005 to 2008. He served in a number of executive positions at TSMC Fabs and the Operations organization from 1999 to 2005. From 1999 to 2000, he served as the President of Worldwide Semiconductor Manufacturing Company. Prior to joining us in 1993, from 1987 to 1993, Dr. Liu was with AT&T Bell Laboratory, Holmdel, NJ, as a research manager for the High Speed Electronics Research Laboratory, working on optical fiber communication systems. From 1983 to 1987, he was a process integration manager of CMOS technology development at Intel Corporation, Santa Clara, CA, developing silicon process technologies for Intel microprocessor. Dr. Liu served as the Chairman of Taiwan Semiconductor Industry Association from 2019 to 2023. He holds a Ph.D. in electrical engineering and computer science from University of California, Berkeley.

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

F.C. Tseng is a director. Dr. F.C. Tseng was our Vice Chairman from July 2005 to June 2018. Prior to that, he was Deputy Chief Executive Officer from August 2001 to June 2005. He also served as our President from May 1998 to August 2001 and the President of Vanguard International Semiconductor Corp. (“VIS”) from 1996 to 1998. Prior to his presidency at VIS, Dr. Tseng served as our Senior Vice President of Operations. Dr. Tseng is currently the Chairman of TSMC China Co., Ltd. (a non-public company) and Global Unichip Corp., and the Vice Chairman of VIS. He is also the Chairman of TSMC Education and Culture Foundation, and a director of Cloud Gate Culture and Arts Foundation and of Chu-Ming Medical Foundation. He formerly served as an independent director, Chairman of Audit Committee and a member of Compensation Committee of Acer Inc. He holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 50 years.

Sir Peter L. Bonfield is an independent director. Sir Peter L. Bonfield was the Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from January 1996 to January 2002, and the Vice President of the British Quality Foundation from its creation in 1993 until 2012. He also served as a director of L.M. Ericsson in Sweden, the Chairman of GlobalLogic Inc. in the United States, a Senior Advisor to Hampton Group in London, the Chair of Council and Senior Pro-Chancellor at Loughborough University in the United Kingdom, a director of Sony Corp., the Chairman of NXP Semiconductor N.V. in the Netherlands, a Senior Advisor to Alix Partners LLP in London, an Advisory Board member of the Longreach Group Ltd. in Hong Kong, and a board mentor of Chairman Mentors International (CMi) Ltd. He is currently the non-executive director of Imagination Technologies Group Ltd. (a non-public company) and of Darktrace plc, both are in the United Kingdom. He is a fellow of the Royal Academy of Engineering. He holds a bachelor’s degree in engineering and an honorary doctorate of technology from Loughborough University, and eleven honorary doctorate degrees in total.

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

Michael R. Splinter is an independent director. Mr. Michael R. Splinter served as Chief Executive Officer of Applied Materials from 2003 to 2012 and as Chairman of the Board of Directors since 2009 and retired in June 2015. Prior to that, he served at Intel Corp. as Executive Vice President of Sales and Marketing from 2001 to 2003, and Executive Vice President of Technology and Manufacturing group from 1996 to 2001. He also served as a director of Silicon Valley Leadership Group, SEMI, Meyer Burger Technology Ltd. in Switzerland, University of Wisconsin Foundation and Pica8 Inc. in the United States, and the Chairman of the Board of NASDAQ, Inc. and US-Taiwan Business Council. Mr. Splinter currently serves as the lead independent director of NASDAQ, Inc., an independent director and Compensation Committee Chair of Gogoro Inc. in Cayman Islands, an independent director, Compensation Committee Chair and Nominating and Corporate Governance Committee member of Tigo Energy, Inc. (a non-public company) in the United States, an independent director of Kioxia Holdings Corp. (a non-public company) in Japan, and General Partner of WISC Partners LP. and of MRS Business and Technology Advisors (a non-public company), both in the United States. He also serves as the Chair of Industrial Advisory Committee of National Institute of Standards and Technology of U.S. Department of Commerce. He is also a member of the National Academy of Engineering. Mr. Splinter holds a master’s degree in electrical engineering, and an honorary Ph.D. in engineering from the University of Wisconsin-Madison.

Moshe N. Gavrielov is an independent director. Mr. Moshe N. Gavrielov served as President and CEO of Xilinx, Inc. in the United States from January 2008 to January 2018 and as a director of Xilinx, Inc. from February 2008 to January 2018. Prior to that, he served at Cadence Design Systems, Inc. in the United States as Executive Vice President and General Manager of the Verification Division from April 2005 to November 2007, and CEO of Verisity, Ltd. in the United States from March 1998 to April 2005. He also served at a variety of executive management positions in LSI Logic Corp. in the United States for nearly 10 years, and engineering and engineering management positions in National Semiconductor Corporation and Digital Equipment Corporation, both in the United States. He also served as the Executive Chairman of Wind River Systems, Inc. in the United States. Currently, Mr. Gavrielov is the Chairman of SiMa Technologies, Inc. (a non-public company) in the United States and of Foretellix, Ltd. (a non-public company) in Israel, and an independent director of NXP Semiconductors N.V. in the Netherlands. Mr. Gavrielov holds a bachelor’s degree in electrical engineering and a master’s degree in computer science from Technion - Israel Institute of Technology.

Yancey Hai is an independent director. Mr. Yancy Hai is the Chairman of the Board of Delta Electronics, Inc. (“Delta”) since June 2012, and also serves as the Chair of ESG Committee of Delta. He served as the Vice Chairman and CEO of Delta since 2004, and as the Chair of Strategic Steering Committee of Delta from 2012 to 2021. Before joining Delta, Mr. Hai was the country manager of GE Capital Taiwan. Currently he serves as a director of the Board and the Commissioner of ESG & Net Zero Committee of CTCI Corporation, and as an independent director of the Board, a member of the Audit Committee, and ESG Committee and the Convenor of Remuneration Committee of USI Corporation, and as a director of the following Delta’s subsidiaries (which are all non-public companies): Delta Electronics (Shanghai) Co., Ltd., Delta Networks, Inc., Delta Electronics Capital Company and Cyntec Co., Ltd. Mr. Hai is currently the Senior Strategy Consultant of Cloud Computing & IoT Association in Taiwan, a director of Taiwan Business Council for Sustainable Development, a director of Delta Electronic Foundation, a supervisor of Felix Chang Foundation, and a director and a member of the Finance Committee of Chiang Ching-Kuo Foundation for International Scholarly Exchange. He also serves as the Chairman of Taiwan Climate Partnership. Mr. Hai holds a master’s degree in international business management from the University of Texas at Dallas.

L. Rafael Reif is an independent director. Dr. L. Rafael Reif is currently the President Emeritus of the Massachusetts Institute of Technology (MIT). Dr. Reif was the President of MIT from 2012 to 2022. Since 1980, he held a number of faculty positions at MIT, including Provost, Head of the Department of Electrical Engineering and Computer Science (EECS), Associate Department Head of Electrical Engineering, Director of Microsystems Technology Laboratories, and Fariborz Maseeh Professor of Emerging Technology. Dr. Reif is an elected member of the American Academy of Arts and Sciences, of the National Academy of Engineering and of the Chinese Academy of Engineering, a fellow of the National Academy of Inventors, and also belongs to Tau Beta Pi, the Electrochemical Society and the IEEE. In addition, he is the inventor or co-inventor of 13 patents, has edited or co-edited five books and has supervised 38 doctoral theses to date. Currently, Dr. Reif is also the co-chair of the Growth Technical Advisory Board of Applied Materials, Inc., a director of Council on Foreign Relations and of Waverley Street Foundation in the United States, a member of the Board of Trustees of Carnegie Endowment for International Peace in the United States and of Instituto Tecnológico de Monterrey in Mexico, and the Ray and Maria Stata Professor of Electrical Engineering and Computer Science of MIT. Dr. Reif holds a master’s degree and a Ph.D. in electrical engineering from Stanford University, an honorary Doctor of Laws degree from the Chinese University of Hong Kong, and honorary doctorates from Tsinghua University, the Technion and Arizona State University, and University of Miami.

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

Wei-Jen Lo is our Senior Vice President of Corporate Strategy Development. He was our Senior Vice President of Research & Development from February 2014 to February 2024. He was promoted to Senior Vice President of Research & Development in February 2014. Prior to that, he was Vice President of Research & Development from February 2013 to February 2014, Vice President of Operations/ Manufacturing Technology from October 2009 to February 2013, Vice President of Advanced Technology Business from September 2009 to October 2009, Vice President of Research & Development from June 2006 to September 2009, and Vice President of Operations from July 2004 to June 2006. Prior to joining us in 2004, he was Director in charge of advanced technology development with Intel Corporation. Dr. Lo holds a Ph.D. in solid state physics & surface chemistry from University of California, Berkeley.

Rick Cassidy is our Senior Vice President of Corporate Strategy Development and Overseas Operations Office and Chairman of TSMC Arizona. He was our Senior Vice President of Corporate Strategy Office from January 2019 to February 2024 and CEO & President of TSMC Arizona from December 2020 to March 2023. Prior to that, he served as Chief Executive Officer of TSMC North America from 2017 to January 2019. He was promoted to Senior Vice President in February 2014, Vice President in November 2008 and had led TSMC North America from January 2005 to 2018. He joined us in 1997 and has held various positions in TSMC North America, including Business Operations, Field Technical Support, and Business Management. He holds a B.A. degree in engineering technology from United States Military Academy at West Point.

Y.P. Chyn is our Executive Vice President and Co-Chief Operating Officer. He was Senior Vice President of Operations and Overseas Operations Office from May 2020 to February 2024 and Senior Vice President of Operations/ Product Development from November 2016 to April 2020. He was promoted to Senior Vice President in November 2016. Prior to that, he was Vice President of Operations from October 2009 to November 2016, Vice President of Advanced Technology Business from March 2008 to October 2009. Prior to that, he was Senior Director of Operations II from June 2006 to March 2008 and Senior Director of Product Engineering & Services from 2000 to 2006. He joined us in 1987 and has held various positions in product and engineering functions. He holds a master’s degree in electrical engineering from National Cheng Kung University.

Y.J. Mii is our Executive Vice President and Co-Chief Operating Officer. He was Senior Vice President of Research & Development from November 2016 to February 2024. He was promoted to Senior Vice President in November 2016. Prior to that, he was Vice President of Research & Development from August 2011 to November 2016and Senior Director of Platform I Division from 2006 to 2011. He joined us in 1994 and has been involved continuously in the development and manufacturing of advanced CMOS technologies in both Operations and Research & Development. He holds a Ph.D. in electrical engineering from the University of California, Los Angeles.

J.K. Lin is our Senior Vice President of Corporate Strategy Development and Chief Information Security Officer. He was our Senior Vice President of Information Technology, Materials Management and Risk Management from August 2018 to February 2024. He led the organizations from August 2018 and was promoted to Senior Vice President in November 2018. Prior to that, he was our Vice President of Operations/ Mainstream Fabs from August 2010 to August 2018. He joined us in 1987 and held various positions in manufacturing functions. He holds a B.S. degree from National Changhua University of Education.

Cliff Hou is our Senior Vice President of Europe & Asia Sales and Deputy Co-Chief Operating Officer. He was our Senior Vice President of Europe & Asia Sales and Research & Development/ Corporate Research from October 2020 to February 2024. He was Senior Vice President of Research & Development/ Technology Development from May 2020 to October 2020. He was promoted to Senior Vice President in May 2020. Prior to that, he was Vice President of Research & Development/ Technology Development from August 2018 to May 2020, Vice President of Research & Development/ Design and Technology Platform from August 2011 to August 2018, and Senior Director of Design and Technology Platform from 2010 to 2011. He joined us in 1997 and established the Company’s technology design kit and reference flow development organizations. He is currently the Chairman of Taiwan Semiconductor Industry Association. He holds a Ph.D. in electrical and computer engineering from Syracuse University.

Kevin Zhang is our Senior Vice President of Business Development and Overseas Operations Office and Deputy Co-Chief Operating Officer. He was promoted to Senior Vice President in August 2020. He joined us in November 2016 as Vice President of Research & Development/ Design and Technology Platform. Prior to joining us in November 2016, he was a Vice President of Technology and Manufacturing Group of Circuit Technology at Intel. He holds a Ph.D. in electrical engineering from Duke University.

Sylvia Fang is our Senior Vice President of Legal and General Counsel/ Corporate Governance Officer. She was promoted to Senior Vice President in February 2024. Prior to that, she was Vice President of Legal and General Counsel from August 2014 to February 2024. She joined us in 1995 and held various positions in legal functions. She holds a master’s degree in comparative law from University of Iowa. Ms. Fang is licensed to practice law in Taiwan.

Wendell Huang is our Senior Vice President of Finance and Chief Financial Officer/ Spokesperson. He was promoted to Senior Vice President in February 2024. Prior to that, he was Vice President of Finance and Chief Financial Officer/ Spokesperson from September 2019 to February 2024, Deputy Chief Financial Officer from January 2019 to August 2019, and Senior Director of Finance Division from 2010 to 2018. Prior to joining us in 1999, he was Vice President of Corporate Finance at ING Barings. He holds an MBA from Cornell University.

Y.L. Wang is our Vice President of Operations/ Fab Operations I and CEO of TSMC Arizona. Prior to that, he was Vice President of Operations/ Fab Operations from August 2018 to April 2020, Vice President of Research & Development/ Technology Development from February 2016 to August 2018 and Vice President of Operations/ Fab 14B from November 2015 to January 2016 after his promotion to this position. He joined us in 1992 and held various positions in manufacturing functions. He holds a Ph.D. in electronics engineering from National Chiao Tung University.

Douglas Yu is our Vice President of Pathfinding for System Integration & TSMC Distinguished Fellow. He was Vice President of Research & Development/ Integrated Interconnect & Packaging from November 2016 to December 2020 after his promotion to this position. He has been recognized as a TSMC Distinguished Fellow since December 2020. Prior to that, he was our Senior Director of Integrated Interconnect & Packaging Division. He joined us in 1994 and was in charge of development of interconnect technology for integrated circuits. He holds a Ph.D. in materials engineering from Georgia Institute of Technology.

T.S. Chang is our Vice President of Operations/ Advanced Technology and Mask Engineering & TSMC Fellow. He was Vice President of Operations/ Product Development from November 2018 to April 2020 and Vice President of Operations/ Fab 12B from February 2018 to November 2018 after his promotion to this position. Prior to that, he was our Senior Director of Fab 12B. He has been recognized as a TSMC Fellow since February 2013. He joined us in 1995 and held various positions in manufacturing functions. He holds a Ph.D. in electrical engineering from National Tsing Hua University.

Michael Wu is our Vice President of Research & Development/ Platform Technology. He was promoted to Vice President in February 2018. Prior to that, he was our Senior Director of Platform Development Division. He joined us in 1996 and participated in advanced CMOS technology development. He holds a Ph.D. in electrical engineering from University of Wisconsin-Madison.

Min Cao is our Vice President of Research & Development/ Pathfinding and Research & Development/ Corporate Research. He was promoted to Vice President in February 2018. Prior to that, he was our Senior Director of Pathfinding Division. He joined us in 2002 and participated in development of multiple generations of advanced CMOS technology. He holds a Ph.D. in physics from Stanford University.

Y.H. Liaw is our Vice President of Operations/ Fab Operations II and CEO of JASM. He was Vice President of Operations/ Fab Operations from June 2019 to April 2020 and Vice President of Operations/ Fab 15B from February 2019 to June 2019 after his promotion to this position. He joined us in 1988 and held various positions in manufacturing functions. He holds a M.S. degree in chemical engineering from National Tsing Hua University.

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

C.S. Yoo is our Vice President of Research & Development/ More than Moore Technologies. He was Vice President of Europe and Asia Sales from November 2020 to December 2020 after his promotion to this position. Prior to that, he was our Senior Director of Office of Strategic Customer Program from May 2019 to November 2020 and Senior Director of E-Beam Operation Division from February 2010 to May 2019. He joined us in 1988 and held various positions in manufacturing functions. He holds a Ph.D. in chemical engineering from Worcester Polytech Institute.

Jun He is our Vice President of Quality and Reliability and Operations/ Advanced Packaging Technology and Service. He was promoted to Vice President in November 2020 and was our Senior Director of Quality and Reliability from May 2019 to November 2020. Prior to that, he was Senior Director of Manufacturing Quality & Reliability Division from July 2018 to May 2019, and Senior Director of Advanced Technology Quality & Reliability Division from May 2017 to July 2018. Prior to joining us in May 2017, he was a Senior Director of Technology and Manufacturing Group of Quality and Reliability at Intel. He holds a Ph.D. in materials science and engineering from University of California, Santa Barbara.

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

L.C. Lu is our Vice President of Research & Development/ Design & Technology Platform & TSMC Fellow. He was promoted to Vice President in August 2021 and was our Senior Director of Research & Development/ Design & Technology Platform from August 2018 to August 2021, and Senior Director of Research & Development/ Digital IPs Solution from March 2016 to August 2018. He has been recognized as a TSMC Fellow since April 2012. Prior to joining us in 2000, he was Director of Software Division in Avant Tech. Inc. He holds a Ph.D. in Computer Science from Yale University.

K.C. Hsu is our Vice President of Research & Development/ Integrated Interconnect & Packaging. He was promoted to Vice President in November 2021. Prior to joining us in November 2021, he was Chairman, Taiwan in Micron Technology, Inc. He holds a M.S. degree in Management of Technology from National Chiao Tung University.

Ray Chuang is our Vice President of Operations/ Fab Operations I and CEO of ESMC. He was promoted to Vice President in May 2023 and was our Senior Fab Director of Operations/ Fab 18A from October 2020 to May 2023, and Fab Director of Operations/ Fab 18A from June 2019 to September 2020. Prior to that, he was Director of Operations/ Fab 12B from November 2018 to June 2019. He joined us in 1997 and has served in a variety of production management positions at TSMC Fabs. He holds a M.S. degree in Materials Science & Engineering/Engineering Economics System from Stanford University.

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

Share Ownership

The following table sets forth certain information as of February 29, 2024 with respect to our common shares owned by our directors and executive officers.

Name of Shareholders(1)	Number of Common Shares Owned(2)	Percentage of Outstanding Common Shares(2)
Mark Liu, Chairman	12,967,192	0.05%
C.C. Wei, Vice Chairman; Chief Executive Officer	6,392,834	0.02%
Ming-Hsin Kung, Director (Representative of the National Development Fund)(3)	1,653,709,980	6.38%
F.C. Tseng, Director	29,472,675	0.11%
Sir Peter L. Bonfield, Independent Director	—	—
Kok-Choo Chen, Independent Director	—	—
Michael R. Splinter, Independent Director	—	—
Moshe N. Gavrielov, Independent Director	—	—
Yancey Hai, Independent Director	—	—
L. Rafael Reif, Independent Director	—	—
Lora Ho, Senior Vice President	4,414,753	0.02%
Wei-Jen Lo, Senior Vice President	1,457,328	0.01%
Rick Cassidy, Senior Vice President; Chairman of TSMC Arizona	—	—
Y.P. Chyn, Senior Vice President(4)	4,932,964	0.02%
Y.J. Mii, Senior Vice President(4)	1,016,273	0.00%
J.K. Lin, Senior Vice President; Chief Information Security Officer	12,660,501	0.05%
Cliff Hou, Senior Vice President(5)	435,570	0.00%
Kevin Zhang, Senior Vice President(5)	115,867	0.00%
Sylvia Fang, Senior Vice President; General Counsel; Corporate Governance Officer	707,793	0.00%
Wendell Huang, Senior Vice President; Chief Financial Officer; Spokesperson	1,660,166	0.01%
Y.L. Wang, Vice President; CEO of TSMC Arizona	226,043	0.00%
Douglas Yu, Vice President; TSMC Distinguished Fellow	258,496	0.00%
T.S. Chang, Vice President; TSMC Fellow	181,289	0.00%
Michael Wu, Vice President	493,404	0.00%
Min Cao, Vice President	371,055	0.00%

Name of Shareholders(1)	Number of Common Shares Owned(2)	Percentage of Outstanding Common Shares(2)
Y.H. Liaw, Vice President; CEO of JASM	375,532	0.00%
Simon Jang, Vice President	356,832	0.00%
C.S. Yoo, Vice President	1,709,617	0.01%
Jun He, Vice President	33,310	0.00%
Geoffrey Yeap, Vice President	72,532	0.00%
Chris Horng-Dar Lin, Vice President; Chief Information Officer	41,137	0.00%
Jonathan Lee, Vice President	395,044	0.00%
Arthur Chuang, Vice President	2,608,118	0.01%
L.C. Lu, Vice President; TSMC Fellow	180,957	0.00%
K.C. Hsu, Vice President	90,927	0.00%
Ray Chuang, Vice President; CEO of ESMC(6)	180,318	0.00%

(1)	None of our directors and executive officers owned any stock option as of February 29, 2024.
(2)

The disclosed number of shares owned by the directors and executive officers did not include any common shares held in the form of ADS by such individuals as such individual ownership of ADSs had not been disclosed or otherwise made public. The disclosed number of shares owned by the directors and executive officers also did not include shares owned by their related parties. The disclosed number of shares owned by the directors and executive officers did not include any common shares held in the form of RSAs (as defined below) by such individuals that have not vested as of February 29, 2024. Except for the number of shares held by the National Development Fund, Executive Yuan, each of these individuals owned less than one percent of all common shares outstanding as of February 29, 2024.

(3)	Represented shares held by the National Development Fund, Executive Yuan.
(4)	Mr. Y.P. Chyn and Dr. Y.J. Mii were appointed as Executive Vice Presidents and Co-COOs, effective on March 1, 2024.
(5)	Dr. Cliff Hou and Dr. Kevin Zhang were appointed as Deputy Co-COOs, effective on March 1, 2024.
(6)	Mr. Ray Chuang was promoted to Vice President on May 9, 2023 and was appointed as CEO of ESMC, effective on December 1, 2023.

The following table sets forth certain information as of March 1, 2024 with respect to the Restricted Stock Awards (the “RSAs”) held by our executives under our equity incentive plan for the year 2021 (the “2021 Rules”, see “— Employee Restricted Stock Awards Rules for Years 2021, 2022 and 2023” for a further discussion). Under the 2021 Rules, 274,034 shares have vested and 766,216 shares have been reclaimed as of March 1, 2024.

Name	Common Shares Underlying Outstanding RSAs(1)	Exercise Price	Grant Date	Expiration Date
C.C. Wei, Vice Chairman; Chief Executive Officer
Y.P. Chyn, Executive Vice President; Co-COO
Y.J. Mii, Executive Vice President; Co-COO
Lora Ho, Senior Vice President
Wei-Jen Lo, Senior Vice President
J.K. Lin, Senior Vice President; Chief Information Security Officer
J.K. Wang, Senior Vice President(2)
Cliff Hou, Senior Vice President; Deputy Co-COO
Kevin Zhang, Senior Vice President; Deputy Co-COO
Sylvia Fang, Senior Vice President; General Counsel; Corporate Governance Officer	1,387,000	—	March 1, 2022	—
Wendell Huang, Senior Vice President; Chief Financial Officer; Spokesperson
Connie Ma, Vice President(2)
Y.L. Wang, Vice President
Douglas Yu, Vice President; TSMC Distinguished Fellow
T.S. Chang, Vice President; TSMC Fellow
Michael Wu, Vice President
Min Cao, Vice President
Marvin Liao, Vice President(2)
Y.H. Liaw, Vice President
Simon Jang, Vice President
C.S. Yoo, Vice President
Jun He, Vice President
Geoffrey Yeap, Vice President
Chris Horng-Dar Lin, Vice President; Chief Information Officer
Jonathan Lee, Vice President
Arthur Chuang, Vice President
L.C. Lu, Vice President; TSMC Fellow
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

The following table sets forth certain information as of March 1, 2024, with respect to RSAs held by our executives under our equity incentive plan for the year 2022 (the “2022 Rules”, see “— Employee Restricted Stock Awards Rules for Years 2021, 2022 and 2023” for a further discussion). Under the 2022 Rules, no share has vested and 1,055,000 shares have been reclaimed as of March 1, 2024.

Name	Common Shares Underlying Outstanding RSAs(1)	Exercise Price	Grant Date	Expiration Date
C.C. Wei, Vice Chairman; Chief Executive Officer
Y.P. Chyn, Executive Vice President; Co-COO
Y.J. Mii, Executive Vice President; Co-COO
Lora Ho, Senior Vice President
Wei-Jen Lo, Senior Vice President
J.K. Lin, Senior Vice President; Chief Information Security Officer
Cliff Hou, Senior Vice President; Deputy Co-COO
Kevin Zhang, Senior Vice President; Deputy Co-COO
Sylvia Fang, Senior Vice President; General Counsel; Corporate Governance Officer
Wendell Huang, Senior Vice President; Chief Financial Officer; Spokesperson	2,110,000	—	March 1, 2023	—
Y.L. Wang, Vice President
Douglas Yu, Vice President; TSMC Distinguished Fellow
T.S. Chang, Vice President; TSMC Fellow
Michael Wu, Vice President
Min Cao, Vice President
Y.H. Liaw, Vice President
Simon Jang, Vice President
C.S. Yoo, Vice President
Jun He, Vice President
Geoffrey Yeap, Vice President
Chris Horng-Dar Lin, Vice President; Chief Information Officer
Jonathan Lee, Vice President
Arthur Chuang, Vice President
L.C. Lu, Vice President; TSMC Fellow
K.C. Hsu, Vice President

(1)	The RSAs granted under the 2022 Rules held by each of these directors and executives represent less than one percent of our total outstanding common shares.

The following table sets forth certain information as of March 1, 2024, with respect to RSAs held by our executives under our equity incentive plan for the year 2023 (the “2023 Rules”, see “— Employee Restricted Stock Awards Rules for Years 2021, 2022 and 2023” for a further discussion).

Name	Common Shares Underlying Outstanding RSAs(1)	Exercise Price	Grant Date	Expiration Date
C.C. Wei, Vice Chairman; Chief Executive Officer
Y.P. Chyn, Executive Vice President; Co-COO
Y.J. Mii, Executive Vice President; Co-COO
Lora Ho, Senior Vice President
Wei-Jen Lo, Senior Vice President
J.K. Lin, Senior Vice President; Chief Information Security Officer
Cliff Hou, Senior Vice President; Deputy Co-COO
Kevin Zhang, Senior Vice President; Deputy Co-COO
Sylvia Fang, Senior Vice President; General Counsel; Corporate Governance Officer
Wendell Huang, Senior Vice President; Chief Financial Officer; Spokesperson	2,960,000	—	March 1, 2024	—
Y.L. Wang, Vice President
Douglas Yu, Vice President; TSMC Distinguished Fellow
T.S. Chang, Vice President; TSMC Fellow
Michael Wu, Vice President
Min Cao, Vice President
Y.H. Liaw, Vice President
Simon Jang, Vice President
C.S. Yoo, Vice President
Jun He, Vice President
Geoffrey Yeap, Vice President
Chris Horng-Dar Lin, Vice President; Chief Information Officer
Jonathan Lee, Vice President
Arthur Chuang, Vice President
L.C. Lu, Vice President; TSMC Fellow
K.C. Hsu, Vice President
Ray Chuang, Vice President

(1)	The RSAs granted under the 2023 Rules held by each of these directors and executives represent less than one percent of our total outstanding common shares.

Employee Restricted Stock Awards Rules for Years 2021, 2022 and 2023

We adopted the Employee Restricted Stock Awards Rules for each of Year 2021 (the “2021 Rules”), Year 2022 (the “2022 Rules”) and Year 2023 (the “2023 Rules”) to attract and retain corporate executives and/or critical talents at TSMC and/or its subsidiaries. These rules link the compensation of employees with shareholders’ interests and/or our ESG achievements. The 2021 Rules, 2022 Rules and 2023 Rules authorized the grant of up to 2,600,000 common shares, up to 3,065,000 common shares and up to 6,249,000 common shares, with par value of NT$10 per share, respectively. The grants are in the form of RSAs. The 2021 Rules, 2022 Rules and 2023 Rules became effective on August 6, 2021, July 25, 2022 and December 28, 2023, respectively.

Under these rules, RSAs may be granted to full-time executives and/or critical talents who meet specific performance requirements. The number of RSAs granted is determined by our Chairman and Chief Executive Officer and approved by the Compensation and People Development Committee and the Board of Directors. The number of RSAs granted under the 2023 Rules also requires approval from the Audit and Risk Committee. Grants under these rules are made free of charge to the recipients and are subject to certain vesting conditions, as separately outlined in the rules for each respective year.

Under each of the 2021 Rules, 2022 Rules and 2023 Rules, the maximum amount of RSAs that may vest each year are as follows: 50% on the first anniversary of the grant, 25% on the second anniversary and 25% on the third anniversary.

Issuances under these rules can be granted over a period of one year from the effective date of the rules for each respective year. In February 2022, our Board of Directors resolved to approve the issuance of 1,387,000 units of RSAs under the 2021 Rules. In February 2023, our Board of Directors resolved to approve the issuance of 2,110,000 units of RSAs under the 2022 Rules. In February 2024, our Board of Directors resolved to approve the issuance of 2,960,000 units of RSAs under the 2023 Rules.

Employee Restricted Stock Awards Rules for Year 2024

In February 2024, our Board of Directors approved the Employee Restricted Stock Awards Rules for Year 2024 (the “2024 Rules”), which authorize the grant of up to 4,185,000 common shares, with par value of NT$10 per share, in the form of RSAs to eligible executives and critical talents of TSMC and TSMC’s subsidiaries. The 2024 Rules are subject to shareholder approval at the 2024 General Shareholders’ Meeting and approval by the R.O.C. Financial Supervisory Commission (the “R.O.C. FSC”). The purpose of the 2024 Rules is to attract and retain corporate executives and critical talents and link their compensation with shareholders’ interests and/or our ESG achievements.

The 2024 Rules provide that RSAs may only be granted to full-time executives or critical talents of TSMC and TSMC’s subsidiaries who meet certain performance requirements. The number of RSAs granted is determined by our Chairman and Chief Executive Officer and approved by the Compensation and People Development Committee, the Audit and Risk Committee and the Board of Directors. Grants under the 2024 Rules are made free of charge to the recipient and are subject to certain vesting conditions, as outlined in the 2024 Rules. In particular, the maximum amount of RSAs that may vest each year are as follows: 50% on the first anniversary of the grant, 25% on the second anniversary of the grant and 25% on the third anniversary of the grant.

Issuances under the 2024 Rules may be granted over a period of two years from the effective date.

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

Compensation

According to our Articles of Incorporation, not more than 0.3 percent of our annual profits, after recovering any losses incurred in prior years, may be distributed as compensation to our directors and at least one percent of our annual profits may be distributed as profit sharing bonuses to employees, including executive officers. Compensation to directors is always paid in cash, while bonuses to our executive officers may be granted in cash, stock, or stock options or the combination of all these three. Individual awards are based on each individual’s job responsibility, contribution and performance. See note 29 to our consolidated financial statements. Under our Articles of Incorporation, directors who also serve as executive officers are not entitled to any director compensation.

Remuneration of Directors

The following table presents the remuneration and benefits in kind accrued in 2023 for our non-employee directors:

Name/Title	Fees Earned or Paid in Cash	Stock Awards	All Other Compensation(2)	Total(3)
	NT$	NT$	NT$	NT$	US$
	(in millions)
Mark Liu, Chairman	519.3	—	1.7	521.0	17.0
F.C. Tseng, Director(1)	10.6	—	1.2	11.8	0.4
Ming-Hsin Kung, Director (Representative of National Development Fund, Executive Yuan)	10.6	—	—	10.6	0.3
Sir Peter L. Bonfield, Independent Director	16.4	—	—	16.4	0.5
Kok-Choo Chen, Independent Director	13.2	—	—	13.2	0.4
Michael R. Splinter, Independent Director	16.4	—	—	16.4	0.5
Moshe N. Gavrielov, Independent Director	16.4	—	—	16.4	0.5
Yancey Hai, Independent Director	13.2	—	—	13.2	0.4
L. Rafael Reif, Independent Director	16.4	—	—	16.4	0.5

Total	632.6	—	2.9	635.5	20.8

(1)	In addition to the above, Dr. F.C. Tseng received NT$19.5 million of compensation from non-consolidated affiliates and NT$17.8 million of advisor fee from TSMC.
(2)	Included pensions funded according to applicable law and expenses for company cars, but did not include compensation paid to car drivers made available to directors.
(3)

The compensation of directors was expensed based on the estimated payment amounts. If the actual amounts subsequently paid differ from the above estimated amounts, the differences will be recorded in the year fully paid as a change in accounting estimate.

On March 1, 2022, March 1, 2023 and March 1, 2024, Dr. Mark Liu was granted cash-settled compensation linked to the price of TSMC’s common shares. Such cash-settled compensation represents the right to receive an amount of cash equal to the market value of common shares of TSMC at the time of vesting. The grant is subject to the same vesting conditions as the aforementioned 2021, 2022 and 2023 Rules.

Compensation of Executive Officers(1)

The following table presents the compensation and benefits in kind accrued in 2023 for our executive officers:

Name/Title	Salary	Bonus(2)	Stock Awards	All Other Compensation(3)	Total
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
C.C. Wei, Chief Executive Officer	15.0	438.7	88.0	6.1	547.7	17.9
Wendell Huang, Senior Vice President; Chief Financial Officer; Spokesperson(4)	6.0	80.4	15.4	1.8	103.5	3.4

Y.P. Chyn, Executive Vice President; Co-COO(5)
Y.J. Mii, Executive Vice President; Co-COO(5)
Lora Ho, Senior Vice President
Wei-Jen Lo, Senior Vice President
Rick Cassidy, Senior Vice President; Chairman of TSMC Arizona
J.K. Lin, Senior Vice President; Chief Information Security Officer
Cliff Hou, Senior Vice President; Deputy Co-COO(6)
Kevin Zhang, Senior Vice President; Deputy Co-COO(6)
Sylvia Fang, Senior Vice President; General Counsel; Corporate Governance Officer(4)
Y.L. Wang, Vice President; CEO of TSMC Arizona	162.3	2,156.3	361.1	50.5	2,730.2	89.2	(8)
Douglas Yu, Vice President; TSMC Distinguished Fellow
T.S. Chang, Vice President; TSMC Fellow
Michael Wu, Vice President
Min Cao, Vice President
Y.H. Liaw, Vice President; CEO of JASM
Simon Jang, Vice President
C.S. Yoo, Vice President
Jun He, Vice President
Geoffrey Yeap, Vice President
Chris Horng-Dar Lin, Vice President; Chief Information Officer
Jonathan Lee, Vice President
Arthur Chuang, Vice President
L.C. Lu, Vice President; TSMC Fellow
K.C. Hsu, Vice President
Ray Chuang, Vice President; CEO of ESMC(7)

Total	183.2	2,675.3	464.5	58.4	3,381.4	110.4

(1)

The total compensation paid to the executive officers is decided based on their job responsibility, contribution, company performance and projected future risks the Company will face. It is reviewed by the Compensation and People Development Committee then submitted to the Board of Directors for approval.

(2)	Included cash bonus and profit sharing bonus.
(3)	Included pensions funded according to applicable law and expenses for company cars.
(4)	Mr. Wendell Huang and Ms. Sylvia Fang were appointed as Senior Vice Presidents, effective on February 6, 2024.
(5)	Mr. Y.P. Chyn and Dr. Y.J. Mii were appointed as Executive Vice Presidents and Co-COOs, effective on March 1, 2024.
(6)	Dr. Cliff Hou and Dr. Kevin Zhang were appointed as Deputy Co-COOs, effective on March 1, 2024.
(7)	Mr. Ray Chuang was promoted to Vice President, effective on May 9, 2023. These amounts did not include compensation for the period before his promotion.
(8)	Aggregate amount for executive officers other than Dr. C.C. Wei and Mr. Wendell Huang.

Board Practices

General

For a discussion of the term of office of the Board of Directors, see “– Directors and Executive Officers – Management”. No benefits are payable to members of the Board upon termination of their relationship with us.

Audit and Risk Committee

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

Our Audit and Risk Committee is responsible for the risk oversight of our operations and financial controls. Please see “Item 4. Information on The Company – Risk Management” and “Item 16K. Cybersecurity” for a further discussion on our Audit and Risk Committee’s role in risk management and our management of risks from cybersecurity threats.

All members of the Audit and Risk Committee must have a basic understanding of finance and accounting and at least one member must have accounting or related financial management expertise.

Currently, the Audit and Risk Committee consists of six members comprising all of our independent directors. The members of the Audit and Risk Committee are Sir Peter L. Bonfield, the Chairman of our Audit and Risk Committee, Ms. Kok-Choo Chen, Mr. Michael R. Splinter, Mr. Moshe N. Gavrielov, Mr. Yancey Hai and Dr. L. Rafael Reif. In addition, Mr. Jan C. Lobbezoo was appointed to serve as a financial expert consultant to the Audit and Risk Committee from February 14, 2006 onwards. See “Item 16A. Audit Committee Financial Expert”. The Audit and Risk Committee is required to meet at least once every quarter. Our Audit and Risk Committee charter grants the Audit and Risk Committee the authority to conduct any investigation which it deems appropriate to fulfill its responsibilities. It has direct access to all our books, records, facilities, personnel, as well as registered public accountants. It has the authority to, among other things, appoint, terminate and approve all fees to be paid to our registered public accountants, subject to the approval of the Board of Directors as appropriate, and to oversee the work performed by the registered public accountants. The Audit and Risk Committee also has the authority to engage special legal, accounting, or other consultants it deems necessary in the performance of its duties. Beginning on January 1, 2007, the Audit and Risk Committee also assumed the responsibilities of supervisors pursuant to the R.O.C. Securities and Exchange Act.

The Audit and Risk Committee convened four regular meetings in 2023. In addition to these meetings, the Audit and Risk Committee members and consultant participated in one special meeting and three telephone conferences to discuss our annual report to be filed with the Taiwan and U.S. authorities and investor conference materials with management.

Compensation and People Development Committee

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

The members of the Compensation and People Development Committee are appointed by the Board as required by the R.O.C. laws. The Compensation and People Development Committee, by its charter, shall consist of no fewer than three independent directors of the Board. Currently, the Compensation and People Development Committee comprises all of our six independent directors. The members of the Compensation and People Development Committee are Mr. Michael R. Splinter, the Chairman of our Compensation and People Development Committee, Sir Peter L. Bonfield, Ms. Kok-Choo Chen, Mr. Moshe N. Gavrielov, Mr. Yancey Hai and Dr. L. Rafael Reif.

The Compensation and People Development Committee convened four regular meetings in 2023.

Nominating, Corporate Governance and Sustainability Committee

In February 2023, our Board of Directors approved the establishment of a Nominating, Corporate Governance and Sustainability Committee, effective as of February 14, 2023, to assist our Board of Directors mainly in selecting candidates for nomination to be elected as independent directors to the Board, and advising on corporate governance and sustainability matters.

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

The Nominating, Corporate Governance and Sustainability Committee convened five meetings in 2023.

Employees

The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2021	2022	2023
Managers	6,635	7,295	7,861
Professionals	31,920	35,189	36,807
Assistant Engineers/Clericals	6,620	8,665	9,235
Technicians	19,977	21,941	22,575

Total	65,152	73,090	76,478

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2021	2022	2023
Hsinchu Science Park, Taiwan	27,382	30,219	31,524
Southern Taiwan Science Park, Taiwan	20,428	23,508	24,444
Central Taiwan Science Park, Taiwan	8,486	9,075	8,775
Taoyuan City, Taiwan	1,701	1,713	2,007
Miaoli County, Taiwan	628	1,152	1,675
Kaohsiung Nanzih Technology Industrial Park, Taiwan	—	—	35
China	4,131	4,517	4,484
North America	2,188	2,547	2,668
Europe	54	53	60
Japan	152	304	804
Korea	2	2	2

Total	65,152	73,090	76,478

As of December 31, 2023, our total employee population was 76,478 with an educational makeup of 3.9% PhDs, 47.7% masters, 29.5% university bachelors, 8.0% college degrees and 10.9% others. Among this employee population, 58.4% were at a managerial or professional level. Our talent development strategies emphasize the early development of the capabilities of all employees, take employees’ needs for the next career stage into consideration in advance, and guide our active seeking of new talents to fill the talent pipeline.

Pursuant to our Articles of Incorporation, our employees participate in our profits sharing program by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our annual profits (defined under local law), after recovering any losses incurred in prior years. Our practice has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In 2022 and 2023, we distributed employees’ business performance bonus of NT$60,702 million and employees’ cash profit sharing bonus of NT$60,702 million to our employees in relation to year 2022 profits. In 2023 and 2024, we distributed employees’ business performance bonus of NT$50,091 million (US$1,636 million) to our employees in relation to year 2023 profits. Employees’ cash profit sharing bonus of NT$50,091 million (US$1,636 million) in relation to year 2023 profits will be distributed in July 2024.

As to employee relations, we value two-way communication and are committed to keeping our communication channels open and transparent between the management level and their subordinates. In addition, we are dedicated to providing diverse employee engagement programs, which support our goals in reinforcing close rapport with employees and maintaining harmonious labor relations.

Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to our compensation recovery policy during the fiscal year ended December 31, 2023.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information as of February 29, 2024, with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

Names of Shareholders	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares
National Development Fund, Executive Yuan	1,653,709,980	6.38%
BlackRock, Inc.(1)	1,320,767,102	5.09%
Directors and executive officers as a group(2)	83,808,527	0.32%

(1)

According to the Schedule 13G of BlackRock, Inc. filed with the U.S. SEC on February 5, 2024, BlackRock, Inc. is the parent holding company or control person of several entities with interests in us. We do not have further information with respect to BlackRock, Inc.’s ownership in us subsequent to its Schedule 13G filed on February 5, 2024.

(2)	Excluded ownership of the National Development Fund, Executive Yuan.

As of February 29, 2024, a total of 25,932,070,992 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through their custodians in the R.O.C. As of February 29, 2024, 5,314,658,063 common shares, represented by 1,062,931,607 ADSs, were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., advised us that, as of February 29, 2024, such ADSs were held of record by Cede & Co. and 173 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

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

Related Party Transactions

Vanguard International Semiconductor Corporation (“VIS”)

In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated DRAM manufacturer. VIS commenced commercial production in 1995 and listed its shares on the Taipei Exchange in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 29, 2024, we owned approximately 28.3% of the equity interest in VIS.

Pursuant to the terms of a manufacturing agreement between both parties, VIS was obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC was required to use its best commercial efforts to maintain utilization of such reserved capacity. In 2023, we had total purchases of NT$1,069 million (US$35 million) from VIS, representing 0.1% of our total cost of revenue.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”)

SSMC is a joint venture in Singapore that we established with Philips and EDB to produce integrated circuits by means of advanced submicron manufacturing processes. These integrated circuits are made pursuant to the product design specifications provided primarily by us and Philips under an agreement with Philips and EDB (the “SSMC Shareholders Agreement”) in March 1999, and primarily by us and NXP, subsequent to the assignment by Philips of its rights to NXP and NXP’s assumption of Philips’ obligations under the SSMC Shareholders Agreement pursuant to the Assignment and Assumption Agreement effective September 25, 2006. SSMC’s business is limited to manufacturing wafers for us, our subsidiaries, NXP and NXP’s subsidiaries. On November 15, 2006, we and NXP exercised the option rights under the SSMC Shareholders Agreement to purchase all of the SSMC shares owned by EDB. As a result, we now own 38.8%, and NXP owns 61.2% of SSMC. While we, together with NXP, have the right to purchase up to 100% of SSMC’s annual capacity, we and NXP are required to purchase, in the aggregate, at least 70% of SSMC’s full capacity. See below for a detailed discussion of the contract terms we entered into with SSMC.

We entered into a technology cooperation agreement with SSMC effective on March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our metal oxide semiconductor (“MOS”) integrated circuits wafer volume production fabs. In return, we agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2023, we had total purchases of NT$3,494 million (US$114 million) from SSMC, representing 0.4% of our total cost of revenue.

Global Unichip Corporation (“GUC”)

In January 2003, we acquired a 52.0% equity interest in GUC, a SoC design service company that provides large scale SoC implementation services. GUC listed its shares on the Taiwan Stock Exchange in November 2006. As of February 29, 2024, we owned approximately 34.8% of the equity interest in GUC.

In 2023, we had total sales of NT$12,758 million (US$417 million) to GUC, representing 0.6% of our total revenue.

Xintec, Inc. (“Xintec”)

In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Xintec listed its shares on the Taipei Exchange in March 2015. Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. As of February 29, 2024, we owned approximately 41.0% of the equity interest in Xintec.

In 2023, we incurred total manufacturing expenses of NT$5,044 million (US$165 million) from Xintec, representing 0.5% of our total cost of revenue.

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

In September 2022, Daedalus Prime LLC (“Daedalus”) filed complaints in the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and other companies infringe four U.S. patents. The ITC instituted an investigation in October 2022. In June 2023, Daedalus dropped two of the asserted patents from its complaint filed with the ITC. Also in June 2023, Daedalus filed another complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC infringes five U.S. patents. In September 2023, the ITC granted the parties’ joint motion to suspend the procedural schedule while the parties finalized the settlement agreement. In October 2023, the parties jointly requested the ITC to terminate the investigation and also requested the U.S. District Court for the Eastern District of Texas to dismiss the related litigations. In November 2023, the ITC investigation was terminated and the related litigations in the U.S. District Court for the Eastern District of Texas were dismissed.

Other than the matter described above, we were not a party to any other material litigation as of December 31, 2023 and are not currently a party to any other material litigation.

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

Pursuant to our Articles of Incorporation, our Board of Directors is authorized to approve quarterly cash dividends after the close of each quarter. After our Board of Directors approves quarterly cash dividends, we will distribute the dividends within six months. The respective amounts and payment dates of 2023 quarterly cash dividends are demonstrated in the table below.

Period	Approved Date	Payment Date	Cash Dividend Per Share (NT$)	Total Amount (NT$)
First quarter of 2023	May 9, 2023	October 12, 2023	3.00	77,796,212,976
Second quarter of 2023	August 8, 2023	January 11, 2024	3.00	77,796,212,976
Third quarter of 2023	November 14, 2023	April 11, 2024	3.49978969	90,762,248,472
Fourth quarter of 2023	February 6, 2024	July 11, 2024	3.50 (1)	90,762,248,472

(1)	To be adjusted by then outstanding shares as of record date for such dividend payment.

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

Description of Common Shares

We are organized under the laws of the R.O.C. Set forth below is a description of our common shares, including summaries of the material provisions of our Articles of Incorporation, the R.O.C. Company Act, the R.O.C. Securities and Exchange Act and the regulations promulgated thereunder. Please refer to further information set forth in exhibit 1.1 to this annual report.

General

Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares, of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,932,070,992 common shares were issued and outstanding as of December 31, 2023. As of February 29, 2024, 25,932,070,992 common shares were outstanding. No employee stock options were outstanding as of December 31, 2023 and February 29, 2024. On March 1, 2024, we reclaimed 346,750 common shares and 1,055,000 common shares formerly granted in the form of RSAs pursuant to our 2021 Rules and 2022 Rules, respectively, while granted a total of 2,960,000 common shares in the form of RSAs to our executives pursuant to our 2023 Rules. Please see “Item 6. Directors, Senior Management and Employees – Share Ownership” for a further discussion.

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

Foreign investors (other than foreign investors who have registered with the Taiwan Stock Exchange for making investments in the R.O.C. securities market) who wish to make direct investments in the shares of R.O.C. companies are required to submit a foreign investment approval application to the Department of Investment Review of the R.O.C. Ministry of Economic Affairs or other applicable government authority. The Department of Investment Review or such other government authority reviews each foreign investment approval application and approves or disapproves each application after consultation with other governmental agencies (such as the Central Bank of the Republic of China (Taiwan) and the R.O.C. FSC).

Under current R.O.C. law, any non-R.O.C. person possessing a foreign investment approval may repatriate annual net profits, interest and cash dividends attributable to the approved investment. Stock dividends attributable to this investment, investment capital and capital gains attributable to this investment may be repatriated by the non-R.O.C. person possessing a foreign investment approval after approvals of the Department of Investment Review or other government authorities have been obtained.

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

The R.O.C. FSC announced on April 30, 2009 the Regulations Governing Mainland Chinese Investors’ Securities Investments (“P.R.C. Regulations”) and amended the same on October 6, 2010. According to the P.R.C. Regulations, a P.R.C. qualified domestic institutional investor (“QDII”) is allowed to invest in R.O.C. securities (including less than 10% (or less in certain industries) shareholding of an R.O.C. company listed on Taiwan Stock Exchange or the Taipei Exchange.) Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. For each QDII, the custodians of such QDIIs must apply with the Taiwan Stock Exchange for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the R.O.C. securities market with the amount approved by the Taiwan Stock Exchange. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment of certain other industries in a given company is restricted to a certain percentage pursuant to a list promulgated by the R.O.C. FSC and amended from time to time. P.R.C. investors other than QDII, however, are prohibited from making investments in an R.O.C. company listed on the Taiwan Stock Exchange or the Taipei Exchange, unless with approval from the Department of Investment Review of the R.O.C. Ministry of Economic Affairs for its investment of 10% or more (or other percentage applicable to certain restricted industries) of the equity interest of such R.O.C. company.

In addition to investments permitted under the P.R.C. Regulations, P.R.C. investors who wish to make (i) direct investment in the shares of R.O.C. private companies or (ii) investments, individually or aggregately, in 10% or more (or other percentage applicable to certain restricted industries) of the equity interest of an R.O.C. company listed on the Taiwan Stock Exchange or the Taipei Exchange are required to submit an investment approval application to the Department of Investment Review of the R.O.C. Ministry of Economic Affairs or other government authority. The Department of Investment Review of the R.O.C. Ministry of Economic Affairs or such other government authority reviews investment approval application and approves or disapproves each application after consultation with other governmental agencies. Furthermore, P.R.C. investor who wishes to be elected as an R.O.C. company’s director or supervisor shall also submit an investment approval application to the Department of Investment Review of the R.O.C. Ministry of Economic Affairs or other government authority for approval.

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

A holder of depositary receipts (other than citizens of the P.R.C. and entities organized under the laws of the P.R.C. save for QDII or those which otherwise obtain the approval of the Department of Investment Review of the R.O.C. Ministry of Economic Affairs) may request the depositary to either cause the underlying shares to be sold in the R.O.C. and to distribute the sale proceeds to the holder or to withdraw from the depositary receipt facility the shares represented by the depositary receipts to the extent permitted under the deposit agreement (for depositary receipts representing existing shares, immediately after the issuance of the depositary receipts; and for depositary receipts representing new shares, in practice four to seven business days after the issuance of the depositary receipts) and transfer the shares to the holder.

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

Overseas Corporate Bonds

Since 1989, the R.O.C. FSC has approved a series of overseas corporate bonds issued by R.O.C. companies listed on the Taiwan Stock Exchange or the Taipei Exchange in offerings outside the R.O.C. Under current R.O.C. law, these overseas corporate bonds can be:

•

converted by bondholders, other than citizens of the P.R.C. and entities organized under the laws of the P.R.C. save for QDII or those that have obtained the approval of the Department of Investment Review of the R.O.C. Ministry of Economic Affairs, into shares of R.O.C. companies; or

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

Trade aside, R.O.C. companies and resident individuals may, without foreign exchange approval, remit to and from the R.O.C. foreign currency of up to US$50 million or its equivalent (or such other amount as determined by the Central Bank of the Republic of China (Taiwan) from time to time at its discretion in consideration of the R.O.C.’s economic and financial conditions or the need to maintain the order of the foreign exchange market in the R.O.C.) and US$5 million or its equivalent (or such other amount as determined by the Central Bank of the Republic of China (Taiwan) from time to time at its discretion in consideration of the R.O.C.’s economic and financial conditions or the needs to maintain the order of the foreign exchange market in the R.O.C.), respectively, in each calendar year. Furthermore, any remittance of foreign currency into the R.O.C. by a R.O.C. company or resident individual in a year will be offset by the amount remitted out of R.O.C. by such company or individual (as applicable) within its annual quota and will not use up its annual inward remittance quota to the extent of such offset. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises incorporated or registered in the R.O.C. to register their medium- and long-term foreign debts with the Central Bank of the Republic of China (Taiwan).

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

Dividends. Effective from 2018, dividends declared by us out of our retained earnings and distributed to the holders are subject to R.O.C. withholding tax at 21% on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends unless a lower withholding rate is provided under a tax treaty between the R.O.C. and the jurisdiction where the holders are residents. Starting 2019, no retained earnings tax paid can offset as a credit against the 21% withholding tax.

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

Subscription Rights. Distributions of statutory subscription rights for common shares in compliance with R.O.C. law are not subject to any R.O.C. tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Holders are exempt from income tax on capital gains from the sale of statutory subscription rights evidenced by securities. Proceeds derived from sales of statutory subscription rights not evidenced by securities are not subject to securities transaction tax but the capital gains are subject to R.O.C. income tax at a fixed rate of 20%.

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

Tax Treaty. The R.O.C. does not have a double taxation treaty with the United States. On the other hand, the R.O.C. has double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, North Macedonia, Israel, Gambia, the Netherlands, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, Eswatini, India, Slovakia, Switzerland, Germany, Thailand, Luxembourg, Kiribati, Austria, Italy, Japan, Canada, Poland, Czech Republic, Saudi Arabia and South Korea, which may limit the rate of R.O.C. withholding tax on dividends paid with respect to common shares in R.O.C. companies. The ADS holders may or may not be considered to hold common shares for the purposes of these treaties. The holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.

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

The tax treatment of your common shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company (“PFIC”), for United States federal income tax purposes. Except as discussed below under “—PFIC Rules”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

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

Passive Foreign Investment Company (“PFIC”) Rules

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

Annual Report to Security Holders

Not applicable.

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

We use foreign currency derivatives contracts, such as currency forwards or currency swaps, and non-derivative financial instruments, such as foreign currency denominated debts, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities, investments in foreign subsidiaries, and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on our assets and liabilities. Based on a sensitivity analysis performed on our total monetary assets and liabilities, a hypothetical adverse foreign currency exchange rate change of 10% as of December 31, 2022 and 2023 would have decreased our net income by NT$1,705 million and NT$891 million (US$29 million) in 2022 and 2023 respectively, after taking into account hedges and offsetting positions. For further information, please refer to note 8, note 11 and note 33 to the consolidated financial statements.

Interest Rate Risks: We are exposed to interest rate risks primarily in relation to our investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on our cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on our debt.

The objective of our investment policy is to achieve a return that will allow us to preserve principal and support liquidity requirements. The policy generally requires us to invest in investment grade securities and limits the amount of credit exposure to any one issuer. The majority of our fixed income investments are fixed-rate securities, which are classified as financial assets at fair value through other comprehensive income (“FVTOCI”) or amortized cost. For those fixed income investments classified as financial assets at FVTOCI, changes in their fair value are recognized through other comprehensive income; for those classified as financial assets at amortized cost, changes in their fair value are not reflected in asset values unless the assets are sold.

We have entered and may in the future enter into interest rate derivatives to partially hedge interest rate risk on our fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed on our fixed income investments with an aggregate carrying amount of NT$252,448 million and NT$295,764 million (US$9,659 million) as of December 31, 2022 and 2023, a hypothetical adverse interest rate change of 100 basis points across all maturities would have decreased our other comprehensive income by NT$3,831 million and NT$3,842 million (US$125 million) in 2022 and 2023, respectively, after taking into account interest rate hedges. For further information, please refer to note 9, note 10, note 11 and note 33 to the consolidated financial statements.

As of December 31, 2023, we had outstanding floating- and fixed-rate debt with varying maturities for an aggregate carrying amount of NT$954,867 million (US$31,184 million). The majority of our debt is fixed-rate and measured at amortized cost and, as such, changes in interest rates would not affect future cash flows or the carrying amount. For further information, please refer to note 18, note 19 and note 33 to the consolidated financial statements.

Inflation Risk: We are subject to the effects of inflation through increases in the cost of items such as raw materials and equipment used to produce our products, wage expenses and employee benefits, electricity costs, and costs in relation to construction of fabs. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high inflation in the future may have an adverse effect on our ability to maintain current levels of profit margin if the selling prices of our products and services do not increase with these increased costs.

Other Market Risk: Our equity securities are subject to a wide variety of market-related risks that could substantially reduce the fair value of our holdings. We currently do not reduce our equity market exposure through hedging activities. As of December 31, 2022 and 2023, we had investments in private equity securities mostly through a number of investment funds with a carrying value of NT$6,159 million and NT$7,209 million (US$235 million), respectively. Based on a sensitivity analysis performed on our equity investments as of December 31, 2022 and 2023, a hypothetical adverse price change of 10% would have decreased our other comprehensive income by approximately NT$632 million and NT$955 million (US$31 million) in 2022 and 2023, respectively. The actual disposal value of these investments may be significantly different from their carrying value. For further information, please refer to note 33 to the consolidated financial statements.

ITEM 12D.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Depositary Fees and Charges

Under the terms of the Deposit Agreement for the TSMC American Depositary Shares (“ADSs”), an ADS holder may have to pay the following service fees to the depositary bank:

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

Depositary Payment

In 2023, we received reimbursement of proxy related expenses of US$26,671 from Citibank, N.A., the Depositary Bank for our ADR program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Pursuant to Rule 13(a)-15(b) of the Exchange Act, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officers and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2023.

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

As of the end of 2023, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2023, was effective.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our company’s internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included at the end of this Item 15.

Changes in Internal Control over Financial Reporting. During 2023, there was no material change to our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Taiwan Semiconductor Manufacturing Company Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated April 18, 2024, expressed an unqualified opinion on those consolidated financial statements.

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

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 18, 2024

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit and Risk Committee has engaged a financial expert consultant who our Board of Directors determined has the attributes required of an “audit committee financial expert” as defined under the applicable rules of the U.S. SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. In particular, our Board of Directors appointed Mr. Jan C. Lobbezoo to serve as an independent financial expert consultant to our Audit and Risk Committee from February 14, 2006 onwards. Our Board of Directors believes that the Audit and Risk Committee members along with the advisors of the Audit and Risk Committee, including the financial expert consultant, possess sufficient financial knowledge and experience.

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
Deloitte & Touche
(PCAOB ID No
. 1060)
and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2022 and 2023.

	For the year ended December 31,
	2022	2023
	NT$	NT$
	(In thousands)
Audit Fees	56,040	83,635
Audit Related Fees	21,994	1,480
Tax Fees	897	1,718
All Other Fees	218	403

Total	79,149	87,236

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
All Other Fees
. This category consists of related services for the issuance of shares arising from restricted share awards and employee stock options and research tool for accounting standards and regulations.
Our policy and procedures require all services performed by Deloitte & Touche to be pre-approved
by the Audit and Risk Committee. The Audit and Risk Committee agreed to delegate to the Chairman of the Audit and Risk Committee authority to pre-approve
non-material
unanticipated
non-audit
services and to report any such items to the Audit and Risk Committee for ratification at its next scheduled meeting. All audit and non-audit
services performed by Deloitte & Touche in 2022 and 2023 were pre-approved
by the Audit and Risk Committee.

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

Under Section 303A of the NYSE Listed Company Manual, NYSE-listed non-US companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements. However, all NYSE-listed foreign private issuers must comply with NYSE Sections 303A.06, 303A.11, 303A.12(b), 303A.12(c) and 303A.14.

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

The most relevant differences between TSMC corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US Companies under Listed Company Manual Section 303A	TSMC Corporate Practices
NYSE Section 303A.01 requires a NYSE-listed company to have a majority of independent directors on its board of directors.	Taiwan law does not require a board of directors of publicly traded companies to consist of a majority of independent directors. Taiwan law requires public companies meeting certain criteria to have at least three independent directors but no less than one fifth of the total number of directors on its board of directors. Starting from 2024, public companies that meet certain criteria are required to have a minimum of one-third of their directors serving as independent directors. In addition, Taiwan law requires public companies to disclose information pertaining to their directors, including their independence status. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for information on the total number of TSMC directors and directors who would be considered independent under NYSE Section 303A.02 and Taiwan law.

NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the listed company either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company).	Taiwan law establishes comparable standards to evaluate director independence. For further information, please consult TSMC’s Taiwan annual report for the relevant year.

NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	Taiwan law does not contain such a requirement. Except for meetings of sub-committees of the board of directors and those held by managing directors, Taiwan law does not allow separate board meetings of part but not all of the board of directors.

NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.	Taiwan law does not contain such a requirement. Pursuant to Taiwan law, TSMC’s directors must be nominated either by the shareholders or by the entire board of directors. TSMC, however, has established a Nominating, Corporate Governance and Sustainability Committee in February 2023 to assist our Board of Directors mainly in selecting candidates for nomination to be elected as independent directors to the Board and advising on corporate governance and sustainability matters. The Nominating, Corporate Governance and Sustainability Committee, by its charter, shall be composed of the Chairman of the Board and three to six independent directors.

NYSE Section 303A.05(a) requires listed companies to have a compensation committee comprised entirely of independent directors.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its Compensation Committee since 2003, which has met the requirements under the Taiwan law. Taiwan law permits a non-director independent member, appointed by the board of directors, to serve as a member on the compensation committee, so long as such member meets the independent and other requirements under the relevant Taiwan law. Also, as required by the TWSE, the compensation committee of the companies listed on the TWSE must consist of a majority of independent directors, and all the members of the compensation committee shall elect an independent director to act as the convener and the chairperson of the meeting. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition and functions of its compensation committee. In February 2023, our Board of Directors approved the renaming of TSMC’s Compensation Committee as “Compensation and People Development Committee”, effective as of February 14, 2023.

NYSE Section 303A.05(b) requires a compensation committee’s charter to establish certain minimum responsibilities and to provide for an annual evaluation of the committee’s performance.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its Compensation Committee since 2003, which has met the requirements under the Taiwan law, and TSMC’s Compensation and People Development Committee charter contains the same responsibilities as those provided under NYSE Section 303A.05(b)(i) and mandates the committee to review the adequacy of its charter annually.

NYSE Section 303A.06 requires listed companies to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005.	TSMC voluntarily established its Audit Committee before the promulgation of related Taiwan law. Our Audit Committee fully complies with both local law requirements and corporate governance standards. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s Audit Committee members are all financially literate and are assisted by a financial expert consultant. In February 2023, our Board of Directors approved the renaming of TSMC’s Audit Committee as “Audit and Risk Committee”, effective as of February 14, 2023.

NYSE Section 303A.07(a) requires an audit committee to consist of at least three board members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee of which at least one shall have accounting or financial expertise. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s Audit and Risk Committee members are all financially literate and are assisted by a financial expert consultant.

NYSE Section 303A.07(a) requires that if an audit committee member is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of that company shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report on Form 10-K filed with the U.S. SEC.	Taiwan law does not contain such requirement. Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee. Taiwan law forbids an independent director from serving as an independent director on a total of more than four Taiwan public companies.

NYSE Section 303A.07(a) requires all members of the audit committee to be independent.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee.

NYSE Section 303A.07(b) requires an audit committee to have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Rule 10A-3(b)(2), (3), (4) & (5) of the Exchange Act.	Taiwan law requires comparable standards. TSMC currently has a written Audit and Risk Committee charter containing the same duties and responsibilities as those provided under Section 10A-3(b)(1) of the Exchange Act.

NYSE Section 303A.07(b)(iii)(B) and (C) establishes audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (ii) to discuss the company’s press releases relating to its earnings as well as the financial information and guidelines relating to its earnings that are supplied to analysts and rating agencies.	TSMC’s written Audit and Risk Committee charter establishes the same audit committee objectives.

NYSE Section 303A.07(b)(iii)(G) requires an audit committee to establish clear policies for hiring external auditor’s employees.	Taiwan law does not contain such requirement.

NYSE Section 303A.07(c) requires each company to have an internal audit function that provides to the management and to the audit committee ongoing assessments on the company’s risk management processes and internal control system.	Taiwan law requires public companies to establish an internal audit function. Internal auditors are subject to strict qualification standards under Taiwan law, which require the board of directors to approve the appointment of the head of a company’s internal audit function. TSMC’s internal audit function has substantially the same responsibilities as provided under NYSE Section 303A.07(d).

NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Taiwan law imposes a similar requirement. Employee stock option plans (“ESOPs”) are required to be approved by the board of directors. Shareholders’ approval is not required if the number of options granted under the relevant ESOP does not exceed the reservation made in TSMC’s Articles of Incorporation and if the exercise price is not below the price as determined by relevant regulations. Otherwise, any change to such reservation in the Articles requires shareholders’ approval. Employee restricted stock awards are required to be approved by the board of directors and the shareholders’ meeting with a quorum of holders of at least two-thirds of all issued and outstanding shares of common stock at which the holders of at least a majority of the common stock represented at the meeting vote in favor thereof. However, in the case of a publicly held company such as TSMC, such a resolution by the shareholders’ meeting may be adopted by the holders of at least two-thirds of the shares of common stock represented at a shareholders’ meeting at which holders of at least a majority of the issued and outstanding shares of common stock are present. TSMC currently has three equity-based compensation plans in effect, which were approved by the Board of Directors on April 22, 2021, February 15, 2022, and February 14, 2023, and by the shareholders on July 26, 2021, June 8, 2022, and June 6, 2023, respectively.

NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the compensation committee.)	Taiwan law does not contain such requirement. TSMC, however, voluntarily adopted corporate governance guidelines in May 2023, and discloses such guidelines at www.tsmc.com.

NYSE Section 303A.09 requires the board of directors to make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon.	Starting from 2020, companies listed on the TWSE are required by TWSE’s new rule to conduct self-assessment or peer assessment on the performance of the board of directors and each director every year and to submit the assessment results to TWSE by the end of the first quarter of the next year. TSMC has been conducting annual self-assessment on its Audit and Risk Committee’s performance since 2011 and on its Board of Directors as well as each director since 2020 in compliance with TWSE’s requirements. Starting from 2023, TSMC also conducts annual assessment on all its Board committees, including the Audit and Risk Committee, Compensation and People Development Committee, and Corporate Governance and Sustainability Committee.

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain.	Taiwan law does not contain such requirement. But, because of sound corporate governance principles, TSMC has adopted an “Ethics and Business Conduct Policy”, which complies with the Sarbanes-Oxley Act’s requirements concerning financial officers and CEO accountability.

NYSE Section 303A.12(a) requires the CEO, on a yearly basis, to certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance.	Taiwan law does not contain such a requirement. But, in order to comply with relevant U.S. SEC regulations, TSMC’s CEO is required to certify in TSMC’s 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of TSMC.

NYSE Section 303A.12(b) requires the CEO to notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.	Taiwan law does not contain such requirement. But, in order to be consistent with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC’s CEO complies with the notice provision as set forth under NYSE Section 303A.12(b).

NYSE Section 303A.12(c) requires each listed company to submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation each time a specified change occurs in the board or any of the committees subject to Section 303A.	Taiwan law does not contain such requirement. But, in order to comply with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC complies with NYSE Section 303A.12(c).

NYSE Section 303A.14 requires each listed company to adopt a policy for the recovery of excess incentive-based compensation earned by current or former executive officers.	In compliance with NYSE Section 303A.14, TSMC adopted the TSMC Clawback Policy in August 2023, available on TSMC’s website.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16K.	CYBERSECURITY

Our Audit and Risk Committee of the Board is responsible for the oversight of risks from cybersecurity threats, including reviewing periodic reports from the head of Corporate Information Security function relating to our information technology and security matters, including any cybersecurity incidents, assessment of new and emerging cybersecurity risks and threats and their proposed improvement measures. Based on such reviews and their discussions with the head of Corporate Information Security function, our Audit and Risk Committee assists our Board to review, assess, and enhance the adequacy and effectiveness of our cybersecurity policies and procedures on an ongoing basis.

The head of our Corporate Information Security function assesses and manages the cybersecurity risk and reports to the Audit and Risk Committee. Our head of Corporate Information Security function has over 30 years of experience in cybersecurity and other professionals in our Corporate Information Security function have cybersecurity experiences or certifications. Our Corporate Information Security function regularly assesses the threat landscape and takes a holistic view of cybersecurity risks. We have implemented and continually updated rigorous cybersecurity measures to assess, identify and manage cybersecurity risks and to prevent and minimize harm caused by cybersecurity attacks. Such measures mainly include:

•

building a defense shield on the cloud that includes adopting advanced cloud solution against distributed denial-of-service (“DDoS”) attacks, implementing domain name system (“DNS”) service on secure cloud platform, securing internet access by cloud solution, and enhancing phishing mail defense;

•	certifying office computer security compliance and installing advanced malware defense solutions for critical computers and servers;

•	establishing advanced portable virus scanning tools that enhanced the efficiency and effectiveness of virus scanning for fab tool as well as embedded internal computers; and

•	enhancing internal security assessment automation, conducting external red team testing and practicing responses to ransomware attacks.

To reduce supply chain risks, we collaborate with major suppliers to improve their security measures, share industry security events and best practices on demand and by schedule and conduct supplier security onsite audit. Moreover, we have collaborated with Semiconductor Equipment and Materials Institute (“SEMI”) to set up a Semiconductor Cybersecurity Committee to promote security standards (SEMI E187) as well as security assessment methodology for improving the resilience of semiconductor supply chain, an action that was recognized by a 2023 SEMI International Standards award. Also, as we employ certain third-party service providers to help us and our affiliates worldwide conduct risk assessment, security defense testing and vulnerability scanning, we require such third-party service providers to strictly fulfill the confidentiality and/or internet security requirements in our service agreements.

As of the date of this annual report, there is no material risk from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect our business strategy, results of operation or financial condition.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Refer to the consolidated financial statements starting on page F-1 of this annual report.

ITEM 19.	EXHIBITS

(a)	See page F-1 for an index of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

	1.1	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on June 8, 2022.

	2a.1	Description of Securities Registered Under Section 12 of the Exchange Act.

	2b.1	The Company hereby agrees to furnish to the U.S. Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

	3.1	Rules for Election of Directors, as amended and restated on July 26, 2021.

	3.2	Rules and Procedures of Board of Directors Meetings, as amended and restated on November 8, 2022.

	3.3(1)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002. (P).

	4.1(2)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2017 to July 31, 2037) (in Chinese with English summary).

	4.2(3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 1, 2018 to April 30, 2038) (English summary).

	4.3(4)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective November 1, 2019 to October 31, 2039) (English summary).

	4.4(5)	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective December 4, 2009 to December 31, 2028) (English summary).

	4.5(6)	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective July 1, 2015 to December 31, 2034) (in Chinese with English summary).

	4.6(7)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 2017 to March 14, 2037) (English summary).

	4.7(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) and Corporate Headquarters (effective December 1, 2019 to December 31, 2038) (English summary).

	4.9(8)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (P).

	4.10(5)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2008 to December 31, 2027) (English summary).

	4.11(5)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 (effective May 16, 2013 to December 31, 2032) (English summary).

	4.12(9)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 and Corporate Headquarters (Phase II) (effective January 1, 2021 to December 31, 2040) (English summary).

4.13	Land Lease with Central Taiwan Science Park Administration relating to the fabs located in Taichung Science Park (effective January 1, 2024 to September 1, 2029) (English summary).

4.14(5)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective May 14, 2005 to December 31, 2024) (English summary).

4.15(5)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective April 15, 2006 to December 31, 2024) (English summary).

4.16(5)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 1, 2009 to November 30, 2029) (English summary).

4.17(5)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 15, 2006 to December 31, 2024) (English summary).

4.18(5)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective October 1, 2011 to September 30, 2030) (English summary).

4.19(5)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2012 to July 31, 2032) (English summary).

4.20(7)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective January 22, 2014 to July 31, 2032) (English summary).

4.21(5)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective February 1, 2012 to January 31, 2032) (English summary).

4.22(9)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase V、VI、VII) (effective February 1, 2021 to December 31, 2026) (English summary).

4.23(9)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase V、VI、VII) (effective February 1, 2021 to December 31, 2026) (English summary).

4.25(5)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2010 to December 31, 2029) (English summary).

4.26(5)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I and Phase IV bridge) (effective July 21, 2008 to December 31, 2027) (English summary).

4.27(4)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective May 15, 2019 to December 31, 2038) (English summary).

4.28(10)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (effective December 1, 2014 to December 31, 2033) (English summary).

4.29(10)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective March 1, 2014 to February 28, 2034) (English summary).

4.30(10)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2014 to July 31, 2034) (English summary).

4.31	Land Lease with Hsinchu Science Park Administration relating to AP3 located in Longtan Science Park (effective January 1, 2024 to December 31, 2034) (English summary).

4.32(6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs (AP2B and F6 bridge) located in Southern Taiwan Science Park (effective March 16, 2015 to March 15, 2035) (English summary).

4.33(6)	Land Lease with Central Taiwan Science Park Administration relating to F15B located in Taichung Science Park (effective March 25, 2015 to December 31, 2034) (English summary).

4.34	Land Lease with Central Taiwan Science Park Administration relating to AP5 located in Taichung Science Park (effective January 1, 2024 to July 26, 2031) (English summary).

4.35(2)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective August 1, 2017 to July 31, 2037) (English summary).

4.36(2)	Land Lease with Hsinchu Science Park Administration relating to F12 (Phase VII) (effective February 1, 2017 to January 31, 2037) (English summary).

4.37(3)	Land Lease with Southern Taiwan Science Park Administration relating to the facility warehouse in Southern Taiwan Science Park (effective December 1, 2018 to November 30, 2038) (English summary).

4.38(4)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective January 1, 2020 to December 31, 2034) (English summary).

4.39(4)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective January 1, 2020 to December 31, 2034) (English summary).

4.40(4)	Land Lease with Hsinchu Science Park Administration relating to Fab12(Phase 8 and Phase 9) (effective February 5, 2020 to December 31, 2039) (English summary).

4.41(9)	Land Lease with Southern Taiwan Science Park Administration relating to T-Site Water Reclamation Plant (effective April 1, 2020 to March 31, 2040) (English summary).

4.42(9)	Land Lease with Southern Taiwan Science Park Administration relating to T-Site Water Reclamation Plant (effective September 1, 2020 to March 31, 2040) (English summary).

4.43(9)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective October 1, 2020 to September 30, 2040) (English summary).

4.44(9)	Land Lease with Southern Taiwan Science Park Administration relating to a warehouse (effective October 26, 2020 to October 25, 2040) (English summary).

4.45(9)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective October 20, 2020 to October 19, 2040) (English summary).

4.46(9)	Land Lease with Southern Taiwan Science Park Administration relating to Fab14 & Fab18 located in Southern Taiwan Science Park (effective January 6, 2021 to January 5, 2041) (English summary).

4.47(11)	Land Lease with Southern Taiwan Science Park Administration relating to Fab14 & Fab18 located in Southern Taiwan Science Park (effective January 1, 2022 to December 31, 2041) (English summary).

4.48(11)	Land Lease with Central Taiwan Science Park Administration relating to TCZWM located in Taichung Science Park (effective June 21, 2021 to June 20, 2041) (English summary).

4.49(11)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs (Fab18 bridge) located in Southern Taiwan Science Park (effective January 1, 2022 to December 31, 2041) (English summary).

4.50(11)	Taiwan Semiconductor Manufacturing Company Ltd. Employee Restricted Stock Awards Rules for Year 2021.

4.51(11)	Taiwan Semiconductor Manufacturing Company Ltd. Employee Restricted Stock Awards Rules for Year 2022.

4.52	Taiwan Semiconductor Manufacturing Company Ltd. Employee Restricted Stock Awards Rules for Year 2023.

4.53	Taiwan Semiconductor Manufacturing Company Ltd. Employee Restricted Stock Awards Rules for Year 2024 (as approved by the Board of Directors in February 2024, and subject to shareholder approval and approval by the R.O.C. Financial Supervisory Commission).

4.54(12)	Taiwan Semiconductor Manufacturing Company Limited Global Employee Stock Purchase Plan for ADSs.

4.55(13)	Taiwan Semiconductor Manufacturing Company Limited Employee Stock Purchase Plan for Common Shares.

4.56(13)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective September 1, 2022 to December 31, 2041) (English summary).

4.57(13)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective July 4, 2022 to December 31, 2041) (English summary).

4.58(13)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective November 1, 2022 to December 31, 2041) (English summary).

4.59(13)	Land Lease with Kaohsiung City Government relating to Fab22 (effective August 1, 2022) (English summary).

4.60(13)	Land Lease with Hsinchu Science Park Administration relating to the Fab located in Longtan Science Park (effective March 1, 2023 to December 31, 2042) (English summary).

4.61(13)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective March 1, 2023 to December 31, 2042) (English summary).

4.62	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective June 1, 2023 to December 31, 2042) (English summary).

4.63	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective July 14, 2023 to December 31, 2042) (English summary).

4.64	Land Lease with Southern Taiwan Science Park Administration relating to the fabs (Fab 14 bridge) located in Southern Taiwan Science Park (effective June 1, 2023 to May 31, 2043) (English summary).

4.65	Land Lease with Southern Taiwan Science Park Administration relating to AP7(effective March 1, 2024 to June 30, 2043) (English summary).

8.1	Subsidiaries of Taiwan Semiconductor Manufacturing Company Ltd.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

15.1	Consent of Deloitte & Touche.

17(13)	Issuers of Guaranteed Securities.

97	Taiwan Semiconductor Manufacturing Company Limited Clawback Policy.

101.INS	iXBRL Instance Document. (Embedded within the Inline XBRL document)

101.SCH	iXBRL Taxonomy Extension Schema Document.

101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	iXBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	iXBRL Taxonomy Extension Label Linkbase Document.

101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File. (Embedded within the Inline XBRL document)

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.
(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2017, filed by TSMC on April 19, 2018.
(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2018, filed by TSMC on April 17, 2019.
(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2019, filed by TSMC on April 15, 2020.
(5)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2013, filed by TSMC on April 14, 2014.
(6)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2015, filed by TSMC on April 11, 2016.
(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2016, filed by TSMC on April 13, 2017.
(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.
(9)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2020, filed by TSMC on April 16, 2021.
(10)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2014, filed by TSMC on April 13, 2015.
(11)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed by TSMC on April 14, 2022.
(12)	Previously filed in TSMC’s registration statement on Form S-8 (File No. 333- 265664), filed by TSMC on June 17, 2022.
(13)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed by TSMC on April 20, 2023.
(P)	Paper filing.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.

Date: April 18, 2024

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Wendell Huang
Name:	Wendell Huang
Title:	Senior Vice President, Finance and Chief Financial Officer / Spokesperson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
Taiwan Semiconductor Manufacturing Company Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
April 18, 2024
We have served as the Company’s auditor since 1987.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2022	December 31, 2023
		NT$	NT$	US$
				(Note 3)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	7	$1,342,814.1	$ 1,465,427.8	$47,858.5
Financial assets at fair value through profit or loss	8	1,070.4	924.6	30.2
Financial assets at fair value through other comprehensive income	9	122,998.5	154,530.8	5,046.7
Financial assets at amortized cost	10	94,600.2	66,761.2	2,180.3
Hedging financial assets	11	2.3	-	-
Notes and accounts receivable, net	12	229,755.9	201,313.9	6,574.6
Receivables from related parties	34	1,584.0	624.4	20.4
Other receivables from related parties	34	69.0	71.9	2.3
Inventories	6, 13	221,149.1	250,997.1	8,197.2
Other financial assets	35	25,964.4	27,158.8	887.0
Other current assets		12,888.8	26,222.4	856.4

Total current assets		2,052,896.7	2,194,032.9	71,653.6

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	8	-	13,417.5	438.2
Financial assets at fair value through other comprehensive income	9	6,159.2	7,208.7	235.4
Financial assets at amortized cost	10	35,127.2	79,199.4	2,586.5
Investments accounted for using equity method	14	27,321.7	29,442.0	961.5
Property, plant and equipment	6, 15	2,693,837.0	3,064,475.0	100,080.9
Right-of-use assets	6, 16	41,914.0	40,424.7	1,320.2
Intangible assets	6, 17	25,999.2	22,766.7	743.5
Deferred income tax assets	6, 26	69,185.9	64,175.8	2,095.9
Refundable deposits		4,467.1	7,044.5	230.1
Other noncurrent assets		7,551.1	10,009.4	326.9

Total noncurrent assets		2,911,562.4	3,338,163.7	109,019.1

TOTAL		$4,964,459.1	$5,532,196.6	$180,672.7

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2022	December 31, 2023
		NT$	NT$	US$
				(Note 3)

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss	8	$116.2	$121.4	$4.0
Hedging financial liabilities	11, 31	0.8	27,334.2	892.7
Accounts payable		54,879.7	55,726.8	1,819.9
Payables to related parties	34	1,642.6	1,566.3	51.2
Salary and bonus payable		36,435.5	33,200.6	1,084.3
Accrued profit sharing bonus to employees and compensation to directors	29	61,748.6	50,716.9	1,656.3
Payables to contractors and equipment suppliers		213,499.6	171,484.6	5,600.4
Cash dividends payable	21	142,617.1	168,558.5	5,504.8
Income tax payable	6, 26	163,138.6	128,134.6	4,184.7
Long-term liabilities - current portion	18, 19, 31	19,313.9	9,293.3	303.5
Accrued expenses and other current liabilities	6, 16, 22, 31, 34	293,171.0	296,667.9	9,688.7

Total current liabilities		986,563.6	942,805.1	30,790.5

NONCURRENT LIABILITIES
Bonds payable	18, 31	834,336.4	913,899.8	29,846.4
Long-term bank loans	19, 31	4,760.0	4,383.0	143.1
Deferred income tax liabilities	6, 26	1,031.4	53.8	1.9
Lease liabilities	6, 16, 31	29,764.1	28,681.8	936.7
Net defined benefit liability	20	9,321.1	9,257.2	302.3
Guarantee deposits		892.0	923.2	30.2
Others	22	179,958.1	178,326.2	5,823.8

Total noncurrent liabilities		1,060,063.1	1,135,525.0	37,084.4

Total liabilities		2,046,626.7	2,078,330.1	67,874.9

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock	21	259,303.8	259,320.7	8,469.0

Capital surplus	21, 28	69,330.3	69,876.4	2,282.1

Retained earnings	21
Appropriated as legal capital reserve		311,147.0	311,147.0	10,161.5
Appropriated as special capital reserve		3,154.3	-	-
Unappropriated earnings		2,280,589.9	2,817,492.6	92,014.8

		2,594,891.2	3,128,639.6	102,176.3

Others	21, 28	(20,505.6)	(28,314.3)	(924.7)

Equity attributable to shareholders of the parent		2,903,019.7	3,429,522.4	112,002.7

NON - CONTROLLING INTERESTS		14,812.7	24,344.1	795.1

Total equity		2,917,832.4	3,453,866.5	112,797.8

TOTAL		$4,964,459.1	$5,532,196.6	$180,672.7

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2021	2022	2023
		NT$	NT$	NT$	US$
					(Note 3)

NET REVENUE	6, 22, 34, 37	$1,587,415.0	$2,263,891.3	$2,161,735.8	$70,598.8

COST OF REVENUE	6, 13, 29, 34	767,877.7	915,536.5	986,625.2	32,221.6

GROSS PROFIT		819,537.3	1,348,354.8	1,175,110.6	38,377.2

OPERATING EXPENSES	6, 29, 34
Research and development		124,734.8	163,262.2	182,370.2	5,955.9
General and administrative		36,929.6	53,524.8	60,872.8	1,988.0
Marketing		7,558.6	9,920.5	10,590.7	345.9

Total operating expenses		169,223.0	226,707.5	253,833.7	8,289.8

OTHER OPERATING INCOME AND EXPENSES, NET	15, 29	(333.4)	(368.4)	188.7	6.2

INCOME FROM OPERATIONS	37	649,980.9	1,121,278.9	921,465.6	30,093.6

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates		5,512.7	7,679.8	4,800.2	156.8
Interest Income	23	5,708.8	22,422.2	60,293.9	1,969.1
Other income		973.1	947.7	480.0	15.7
Foreign exchange gain (loss), net		13,662.7	4,505.8	(2,685.4)	(87.7)
Finance costs	24	(5,414.2)	(11,750.0)	(11,999.4)	(391.9)
Other gains and losses, net	25	(7,388.0)	(1,012.2)	6,961.6	227.3

Total non-operating income and expenses		13,055.1	22,793.3	57,850.9	1,889.3

INCOME BEFORE INCOME TAX		663,036.0	1,144,072.2	979,316.5	31,982.9

INCOME TAX EXPENSE	6, 26	70,155.4	150,777.5	128,288.8	4,189.7

NET INCOME		592,880.6	993,294.7	851,027.7	27,793.2

OTHER COMPREHENSIVE INCOME (LOSS)	6, 20, 21, 26
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation		242.1	(823.1)	(623.4)	(20.4)
Unrealized gain/(loss) on investments in equity instruments at fair value through other comprehensive income		1,900.8	(263.7)	1,954.6	63.8
Gain (loss) on hedging instruments		(41.4)	-	39.9	1.3
Share of other comprehensive income (loss) of associates		(30.2)	154.5	42.6	1.4
Income tax benefit (expense) related to items that will not be reclassified subsequently		(85.3)	734.0	124.6	4.1

		1,986.0	(198.3)	1,538.3	50.2

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(6,181.8)	50,845.6	(14,464.4)	(472.4)
Unrealized gain/(loss) on investments in debt instruments at fair value through other comprehensive income		(3,431.8)	(10,102.7)	4,123.2	134.7
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2021	2022	2023
		NT$	NT$	NT$	US$
					(Note 3)

Gain (loss) on hedging instruments		$131.6	$1,329.2	$(74.7)	$(2.4)
Share of other comprehensive income (loss) of associates		(120.0)	550.3	63.9	2.1
Income tax benefit (expense) related to items that may be reclassified subsequently		(3.4)	6.0	-	-

		(9,605.4)	42,628.4	(10,352.0)	(338.0)

Other comprehensive income (loss) , net of income tax		(7,619.4)	42,430.1	(8,813.7)	(287.8)

TOTAL COMPREHENSIVE INCOME		$585,261.2	$1,035,724.8	$842,214.0	$27,505.4

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$592,359.2	$992,923.4	$851,740.0	$27,816.5
Non-controlling interests		521.4	371.3	(712.3)	(23.3)

		$592,880.6	$993,294.7	$851,027.7	$27,793.2

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$584,737.3	$1,035,518.1	$843,751.9	$27,555.6
Non-controlling interests		523.9	206.7	(1,537.9)	(50.2)

		$585,261.2	$1,035,724.8	$842,214.0	$27,505.4

EARNINGS PER SHARE	27
Basic earnings per share		$22.84	$38.29	$32.85	$1.07

Diluted earnings per share		$22.84	$38.29	$32.85	$1.07

EARNINGS PER EQUIVALENT ADS
Basic earnings per share		$114.22	$191.46	$164.24	$5.36

Diluted earnings per share		$114.22	$191.46	$164.24	$5.36

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Millions of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock		Capital Surplus	Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation
	Shares (In Millions)	Amount		Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total					Total	Treasury Stock	Total	Non-controlling Interests	Total Equity
BALANCE, JANUARY 1, 2021	25,930.3	$259,303.8	$56,347.2	$311,147.0	$42,259.1	$1,220,434.0	$1,573,840.1	$(57,001.6)	$2,321.8	$-	$-	$(54,679.8)	$-	$1,834,811.3	$952.5	$1,835,763.8
Appropriations of earnings
Special capital reserve	-	-	-	-	17,045.1	(17,045.1)	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(278,751.6)	(278,751.6)	-	-	-	-	-	-	(278,751.6)	-	(278,751.6)

Total	-	-	-	-	17,045.1	(295,796.7)	(278,751.6)	-	-	-	-	-	-	(278,751.6)	-	(278,751.6)

Net income	-	-	-	-	-	592,359.2	592,359.2	-	-	-	-	-	-	592,359.2	521.4	592,880.6
Other comprehensive income (loss), net of income tax	-	-	-	-	-	167.5	167.5	(6,301.7)	(1,559.8)	72.1	-	(7,789.4)	-	(7,621.9)	2.5	(7,619.4)

Total comprehensive income (loss)	-	-	-	-	-	592,526.7	592,526.7	(6,301.7)	(1,559.8)	72.1	-	(7,789.4)	-	584,737.3	523.9	585,261.2

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	187.7	187.7	-	(187.7)	-	-	(187.7)	-	-	-	-
Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	48.5	-	48.5	-	48.5	-	48.5
Adjustments to share of changes in equities of associates	-	-	4.8	-	-	-	-	-	-	-	-	-	-	4.8	-	4.8
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	-	-	8,406.3	-	-	-	-	-	-	-	-	-	-	8,406.3	1,045.5	9,451.8
From share of changes in equities of subsidiaries	-	-	(7.9)	-	-	-	-	-	-	-	-	-	-	(7.9)	7.9	-
Donation from shareholders	-	-	11.1	-	-	-	-	-	-	-	-	-	-	11.1	0.1	11.2
Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(107.4)	(107.4)
Effect of acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.2	0.2

BALANCE, DECEMBER 31, 2021	25,930.3	259,303.8	64,761.5	311,147.0	59,304.2	1,517,351.7	1,887,802.9	(63,303.3)	574.3	120.6	-	(62,608.4)	-	2,149,259.8	2,422.7	2,151,682.5

Appropriations of earnings
Special capital reserve	-	-	-	-	(56,149.9)	56,149.9	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(285,234.2)	(285,234.2)	-	-	-	-	-	-	(285,234.2)	-	(285,234.2)

Total	-	-	-	-	(56,149.9)	(229,084.3)	(285,234.2)	-	-	-	-	-	-	(285,234.2)	-	(285,234.2)

Net income	-	-	-	-	-	992,923.4	992,923.4	-	-	-	-	-	-	992,923.4	371.3	993,294.7
Other comprehensive income (loss), net of income tax	-	-	-	-	-	(49.5)	(49.5)	51,560.0	(10,327.4)	1,411.6	-	42,644.2	-	42,594.7	(164.6)	42,430.1

Total comprehensive income (loss)	-	-	-	-	-	992,873.9	992,873.9	51,560.0	(10,327.4)	1,411.6	-	42,644.2	-	1,035,518.1	206.7	1,035,724.8

Share-based payment arrangements	1.4	13.9	438.0	-	-	-	-	-	-	-	(185.2)	(185.2)	-	266.7	-	266.7
Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	-	(871.6)	(871.6)	-	(871.6)
Treasury stock retired	(1.4)	(13.9)	(3.0)	-	-	(854.7)	(854.7)	-	-	-	-	-	871.6	-	-	-
Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	303.3	303.3	-	(303.3)	-	-	(303.3)	-	-	-	-
Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(52.9)	-	(52.9)	-	(52.9)	-	(52.9)
Adjustments to share of changes in equities of associates	-	-	4.6	-	-	-	-	-	-	-	-	-	-	4.6	-	4.6
From share of changes in equities of subsidiaries	-	-	4,116.0	-	-	-	-	-	-	-	-	-	-	4,116.0	12,350.3	16,466.3
Donation from shareholders	-	-	13.2	-	-	-	-	-	-	-	-	-	-	13.2	-	13.2
Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(167.0)	(167.0)

BALANCE, DECEMBER 31, 2022	25,930.3	259,303.8	69,330.3	311,147.0	3,154.3	2,280,589.9	2,594,891.2	(11,743.3)	(10,056.4)	1,479.3	(185.2)	(20,505.6)	-	2,903,019.7	14,812.7	2,917,832.4

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Millions of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock		Capital Surplus	Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation
	Shares (In Millions)	Amount		Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total					Total	Treasury Stock	Total	Non-controlling Interests	Total Equity
Appropriations of earnings
Special capital reserve	-	$-	$-	$-	$(3,154.3)	$3,154.3	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash dividends to shareholders	-	-	-	-	-	(317,663.2)	(317,663.2)	-	-	-	-	-	-	(317,663.2)	-	(317,663.2)

Total	-	-	-	-	(3,154.3)	(314,508.9)	(317,663.2)	-	-	-	-	-	-	(317,663.2)	-	(317,663.2)

Net income	-	-	-	-	-	851,740.0	851,740.0	-	-	-	-	-	-	851,740.0	(712.3)	851,027.7
Other comprehensive income (loss), net of income tax	-	-	-	-	-	(484.9)	(484.9)	(13,573.5)	6,108.4	(38.2)	-	(7,503.3)	-	(7,988.2)	(825.5)	(8,813.7)

Total comprehensive income (loss)	-	-	-	-	-	851,255.1	851,255.1	(13,573.5)	6,108.4	(38.2)	-	(7,503.3)	-	843,751.8	(1,537.8)	842,214.0

Disposal of investments accounted for using equity method	-	-	(18.1)	-	-	-	-	-	-	-	-	-	-	(18.1)	(0.4)	(18.5)
Employee restricted shares retired	(0.4)	(4.2)	4.2	-	-	4.6	4.6	-	-	-	-	-	-	4.6	-	4.6
Share-based payment arrangements	2.1	21.1	564.9	-	-	-	-	-	-	-	(108.3)	(108.3)	-	477.7	-	477.7
Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	151.9	151.9	-	(151.9)	-	-	(151.9)	-	-	-	-
Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	(45.2)	-	(45.2)	-	(45.2)	-	(45.2)
From share of changes in equities of subsidiaries	-	-	(21.3)	-	-	-	-	-	-	-	-	-	-	(21.3)	11,266.0	11,244.7
Donation from shareholders	-	-	16.4	-	-	-	-	-	-	-	-	-	-	16.4	-	16.4
Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(196.4)	(196.4)

BALANCE, DECEMBER 31, 2023	25,932.0	$259,320.7	$69,876.4	$311,147.0	$-	$2,817,492.6	$3,128,639.6	$(25,316.8)	$(4,099.9)	$1,395.9	$(293.5)	$(28,314.3)	$-	$3,429,522.4	$24,344.1	$3,453,866.5

BALANCE, DECEMBER 31, 2023 (IN MILLIONS OF US$ - Note 3)		$8,469.0	$2,282.1	$10,161.5	$-	$92,014.8	$102,176.3	$(826.8)	$(133.9)	$45.6	$(9.6)	$(924.7)	$-	$112,002.7	$795.1	$112,797.8

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan Dollars or U.S. Dollars)

	2021	2022	2023
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$663,036.0	$1,144,072.2	$979,316.5	$31,982.9
Adjustments for:
Depreciation expense	414,187.7	428,498.2	522,932.7	17,078.1
Amortization expense	8,207.2	8,756.1	9,258.2	302.4
Expected credit losses recognized (reversal) on investments in debt instruments	(2.7)	52.4	35.7	1.2
Finance costs	5,414.2	11,750.0	11,999.4	391.9
Share of profits of associates	(5,512.7)	(7,679.8)	(4,800.2)	(156.8)
Interest income	(5,708.8)	(22,422.2)	(60,293.9)	(1,969.1)
Share-based compensation	7.8	302.4	483.0	15.8
Loss (gain) on disposal or retirement of property, plant and equipment, net	273.6	(98.9)	369.1	12.0
Loss (gain) on disposal or retirement of intangible assets, net	1.2	6.0	(3.0)	(0.1)
Impairment loss on property, plant and equipment	274.4	790.7	-	-
Gain on financial instruments at fair value through profit or loss, net	-	-	(12.4)	(0.4)
Loss (gain) on disposal of investments in debt instruments at fair value through other comprehensive income, net	(93.2)	410.1	473.9	15.5
Gain on disposal of investments accounted for using equity method, net	-	-	(15.8)	(0.5)
Loss (gain) on foreign exchange, net	(16,115.9)	10,342.7	(246.7)	(8.1)
Dividend income	(362.3)	(266.8)	(464.1)	(15.2)
Others	(414.2)	138.8	(338.0)	(11.0)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	2,649.2	(1,354.4)	289.6	9.5
Notes and accounts receivable, net	(52,105.9)	(32,169.9)	28,442.0	928.9
Receivables from related parties	(157.2)	(868.7)	959.5	31.3
Other receivables from related parties	(10.9)	(7.5)	(2.9)	(0.1)
Inventories	(55,748.9)	(28,046.8)	(29,847.9)	(974.8)
Other financial assets	(8,236.9)	(1,680.6)	1,878.7	61.3
Other current assets	(3,899.0)	(4,450.9)	(12,530.9)	(409.2)
Other noncurrent assets	-	-	(720.3)	(23.5)
Accounts payable	8,298.3	7,594.1	847.0	27.7
Payables to related parties	(670.5)	205.4	(76.3)	(2.5)
Salary and bonus payable	3,730.9	12,633.4	(3,234.9)	(105.6)
Accrued profit sharing bonus to employees and compensation to directors	843.7	25,223.9	(11,031.6)	(360.3)
Accrued expenses and other current liabilities	84,322.7	46,578.8	(44,466.7)	(1,452.2)
Other noncurrent liabilities	154,086.0	101,390.5	13,329.9	435.3
Net defined benefit liability	(635.2)	(2,538.8)	(687.2)	(22.4)

Cash generated from operations	1,195,658.6	1,697,160.4	1,401,842.4	45,782.0
Income taxes paid	(83,497.9)	(86,561.2)	(159,875.1)	(5,221.3)

Net cash generated by operating activities	1,112,160.7	1,610,599.2	1,241,967.3	40,560.7

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan Dollars or U.S. Dollars)

	2021	2022	2023
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	$-	$(125.5)	$(14,142.1)	$(461.8)
Financial assets at fair value through other comprehensive income	(255,888.7)	(54,566.7)	(62,752.0)	(2,049.4)
Financial assets at amortized cost	(3,799.7)	(183,125.9)	(149,387.9)	(4,878.8)
Property, plant and equipment	(839,195.7)	(1,082,672.1)	(949,816.8)	(31,019.5)
Intangible assets	(9,040.7)	(6,954.3)	(5,518.4)	(180.2)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	254,604.5	44,963.4	35,698.6	1,165.9
Financial assets at amortized cost	9,368.3	62,329.7	134,605.8	4,396.0
Investments accounted for using equity method
Property, plant and equipment	390.4	983.3	703.9	23.0
Intangible assets	-	12.6	3.1	0.1
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	115.6	2.9	128.0	4.2
Derecognition of hedging financial instruments	276.3	1,684.4	68.2	2.2
Interest received	5,990.9	18,083.7	55,887.2	1,825.2
Proceeds from government grants - property, plant and equipment	821.3	7,046.1	47,544.7	1,552.7
Proceeds from government grants - others	6.6	5.3	1.2	-
Other dividends received	362.3	266.8	445.1	14.5
Dividends received from investments accounted for using equity method	2,136.4	2,749.7	3,076.5	100.5
Increase in prepayments for leases	(1,200.0)	-	(63.2)	(2.1)
Refundable deposits paid	(1,997.3)	(2,117.1)	(4,056.5)	(132.5)
Refundable deposits refunded	683.7	505.4	1,454.0	47.5

Net cash used in investing activities	(836,365.8)	(1,190,928.3)	(906,120.6)	(29,592.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	35,668.4	(111,960.0)	-	-
Increase in hedging financial liabilities - bank loans	-	-	27,908.6	911.5
Proceeds from issuance of bonds	364,592.8	198,293.6	85,700.0	2,798.8
Repayment of bonds	(2,600.0)	(4,400.0)	(18,100.0)	(591.1)
Proceeds from long-term bank loans	1,510.0	2,670.0	2,450.0	80.0
Repayment of long-term bank loans	-	(166.7)	(1,756.9)	(57.4)
Payments for transaction costs attributable to the issuance of bonds	(737.7)	(414.3)	(88.7)	(2.9)
Treasury stock acquired	-	(871.6)	-	-
Repayment of the principal portion of lease liabilities	(1,985.3)	(2,428.3)	(2,854.3)	(93.2)
Interest paid	(3,833.6)	(12,218.6)	(17,359.0)	(566.9)
Guarantee deposits received	469.0	271.4	230.1	7.5
Guarantee deposits refunded	(36.8)	(62.1)	(367.4)	(12.0)
Cash dividends	(265,786.4)	(285,234.2)	(291,721.9)	(9,527.2)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan Dollars or U.S. Dollars)

	2021	2022	2023
	NT$	NT$	NT$	US$
				(Note 3)
Disposal of ownership interests in subsidiaries (without losing control)	$9,451.8	$-	$-	$-
Donation from shareholders	11.3	13.2	16.5	0.6
Increase (decrease) in non-controlling interests	(115.0)	16,263.6	11,048.8	360.8

Net cash generated by (used in) financing activities	136,608.5	(200,244.0)	(204,894.2)	(6,691.5)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(7,583.8)	58,397.0	(8,338.8)	(272.4)

NET INCREASE IN CASH AND CASH EQUIVALENTS	404,819.6	277,823.9	122,613.7	4,004.3
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	660,170.6	1,064,990.2	1,342,814.1	43,854.2

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,064,990.2	$1,342,814.1	$1,465,427.8	$47,858.5

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL
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
The accompanying consolidated financial statements were authorized for issue by the management on April 18, 2024.

3.	U.S. DOLLAR AMOUNTS
TSMC and its subsidiaries (collectively as the “Company”) maintain its accounts and express its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board of the Unites States, which was NT$30.62 to US$
1.00
as of December 29, 2023. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.
APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS), INTERNATIONAL ACCOUNTING STANDARDS (IAS), IFRIC INTERPRETATIONS (IFRIC), AND SIC INTERPRETATIONS (SIC) ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (IASB) (collectively, “IFRS Accounting Standards”)

a.	Amendments to IFRS Accounting Standards and the new interpretation that are mandatorily effective for the current year

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB
Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023
Amendments to IAS 12 “International Tax Reform - Pillar Two Model Rules”	Note

Note:
The amendments introduce a temporary exception to the requirements in IAS 12 by stipulating that the Company should neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The amendments also require the Company to disclose that it has applied the exception and separately disclose its current tax expense (income) related to Pillar Two income taxes. In addition, for periods in which Pillar Two legislation is enacted or substantively enacted but not yet in effect, the Company should disclose qualitative and quantitative information that helps users of financial statements understand the Company’s exposure to Pillar Two income taxes. The requirement that the Company applies the exception and the requirement to disclose that fact is applied immediately upon issuance of the amendments in May 2023. The remaining disclosure requirements are applied for annual reporting periods beginning on or after January 1, 2023, but not for any interim period ending on or before December 31, 2023.

The Company believes that the adoption of aforementioned standards or interpretations did not have a significant effect on the Company’s accounting policies.
b. New and revised standards, amendments and interpretations in issue but not yet effective

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current” and “Non-current Liabilities with Covenants”	January 1, 2024
As of the date the accompanying consolidated financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.
5. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION
Material accounting policies are summarized as follows:
Statement of Compliance
The accompanying consolidated financial statements have been prepared in accordance with IFRS Accounting Standards.
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
The subsidiaries in the consolidated financial statements
The detail information of the subsidiaries at the end of reporting period was as follows:

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2022	December 31, 2023	Note
TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	-
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	-

(Continued)

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2022	December 31, 2023	Note
TSMC	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsin-Chu, Taiwan	68%	67%	b)
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	c)
	Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Kumamoto, Japan	71%	71%	d)
	European Semiconductor Manufacturing Company (ESMC) GmbH (ESMC)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Dresden, Germany	-	100%	a), e)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	a)
	Emerging Fund L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	a)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	a)
TSMC Development	TSMC Washington, LLC (TSMC Washington)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	f)
(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not audited by the Company’s independent auditors.

Note b:
As VisEra’s employees continue to exercise their employee share options, TSMC’s ownership in VisEra continues to decline. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

Note c:
Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation thresholds.

Note d:	TSMC’s shareholding and the proportion of voting rights in JASM are 71% and 81%, respectively.

Note e:
ESMC was established in June 2023. TSMC sold its 10% shares to Robert Bosch GmbH, Infineon Technologies AG and NXP Semiconductors N.V. in January 2024, respectively. After selling shares, TSMC’s shareholding in ESMC decreased from 100% to 70%. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over ESMC.

Note f:	WaferTech, LLC was renamed to TSMC Washington, LLC in December 2023.
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

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. On derecognition of an investment in a debt instrument at FVTOCI, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss. However, on derecognition of an investment in an equity instrument at FVTOCI, the cumulative gain or loss that had been recognized in other comprehensive income is transferred directly to retained e
a
rnings, without recycling through profit or loss.
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

c.	Hedges of net investments in foreign operations
The Company designates certain hedging instruments, such as bank loans denominated in foreign currency, as a hedge of net investments in foreign operations to manage the exchange differences arising on translation of foreign operations due to currency fluctuations. Any gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income and accumulated under the heading of foreign currency translation reserve. The gains or losses relating to the ineffective portion are recognized immediately in profit or loss.
The gains and losses on the hedging instrument relating to the effective portion of the hedge, which were accumulated in the foreign currency translation reserve, are reclassified to profit or loss on the disposal or partial disposal of a foreign operation.
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

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immedi
a
tely in profit or loss.
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
In principle, payment term granted to customers is due 30 days from the invoice date or 15-30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.
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

Share-based payment arrangements

a.	Equity-settled share-based payment arrangements
Restricted shares for employees are expensed on a straight-line basis over the vesting period, based on the fair value at the grant date and the Company’s best estimate of the number expected to ultimately vest, with a corresponding increase in other equity - unearned employee benefits.
When restricted shares for employees are issued, other equity - unearned employee benefits is recognized on the grant date, with a corresponding increase in capital surplus - restricted shares for employees. Dividends paid to employees on restricted shares which do not need to be returned if employees resign in the vesting period are recognized as expenses upon the dividend declaration with a corresponding adjustment in retained earnings.
At the end of each reporting period, the Company revises its estimate of the number of restricted shares for employees that are expected to vest. The impact from such revision is recognized in profit or loss so that the cumulative expenses reflect the revised estimate, with a corresponding adjustment to capital surplus - restricted shares for employees.

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
Government grants whose primary condition is that the Company should purchase, construct or otherwise acquire noncurrent assets (mainly including land use right and depreciable assets) are recognized as a deduction from the carrying amount of the related assets and recognized as a reduced depreciation or amortization charge in profit or loss over the contract period or useful lives of the related assets. Government grants that are receivables as compensation for expenses already incurred are deducted from incurred expenses in the period in which they become receiv
a
bles.

6.	MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY
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
Material Accounting Judgments
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

7.	CASH AND CASH EQUIVALENTS

	December 31, 2022	December 31, 2023
	NT$	NT$
	(In Millions)	(In Millions)

Cash and deposits in banks	$1,329,291.4	$1,453,101.6
Money market funds	-	10,898.7
Repurchase agreements	1,133.3	1,346.7
Government bonds/Agency bonds	2,451.6	50.8
Commercial paper	9,566.4	30.0
Corporate bonds	371.4	-

	$1,342,814.1	$1,465,427.8

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

8.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2022	December 31, 2023
	NT$	NT$
	(In Millions)	(In Millions)

Financial assets

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$13,307.2
Forward exchange contracts	947.5	701.2
Convertible bonds	122.9	223.4
Mutual funds	-	110.3

	$1,070.4	$14,342.1

Current	$1,070.4	$924.6
Noncurrent	-	13,417.5

	$1,070.4	$14,342.1

Financial liabilities

Held for trading
Forward exchange contracts	$116.2	$121.4

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Millions)

December 31, 2022

Sell NT$	January 2023 to March 2023	NT$ 79,610.6
Sell US$	January 2023 to March 2023	US$ 752.5
Sell RMB	January 2023 to March 2023	RMB 1,448.4

December 31, 2023

Sell NT$	January 2024	NT$ 26,251.8
Sell US$	January 2024 to March 2024	US$ 1,112.0
Sell JPY	January 2024	JPY 20,000.0

9.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2022	December 31, 2023
	NT$	NT$
	(In Millions)	(In Millions)

Investments in debt instruments at FVTOCI
Corporate bonds	$66,116.2	$79,605.5
Agency mortgage-backed securities	28,367.9	37,959.7
Government bonds/Agency bonds	18,961.8	22,338.9
Asset-backed securities	9,274.7	9,898.8

	122,720.6	149,802.9

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	6,159.2	7,208.7
Publicly traded stocks	277.9	4,727.9

	6,437.1	11,936.6

	$129,157.7	$161,739.5

Current	$122,998.5	$154,530.8
Noncurrent	6,159.2	7,208.7

	$129,157.7	$161,739.5

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.
For the years ended December 31, 2021, 2022 and 2023, as the Company adjusted its investment portfolio and the non-publicly traded investees were acquired, equity investments designated at FVTOCI were divested for NT$628.7 million, NT$561.6 million and NT$272.0 million, respectively. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$186.0 million, NT$303.2 million and NT$151.9 million were transferred to increase retained earnings, respectively.

As of December 31, 2022 and 2023, the cumulative loss allowance for expected credit loss of NT$37.8 million and NT$47.3 million was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 33 for information relating to the credit risk management and expected cr edit
loss.

10.	FINANCIAL ASSETS AT AMORTIZED COST

	December 31, 2022	December 31, 2023
	NT$	NT$
	(In Millions)	(In Millions)

Corporate bonds	$81,041.0	$113,851.9
Commercial paper	48,742.8	18,387.9
Government bonds/Agency bonds	-	13,803.5
Less: Allowance for impairment loss	(56.4)	(82.7)

	$129,727.4	$145,960.6

Current	$94,600.2	$66,761.2
Noncurrent	35,127.2	79,199.4

	$129,727.4	$145,960.6

Refer to Note 33 for information relating to credit risk management an
d ex
pected credit loss for financial assets at amortized cost.

11.	HEDGING FINANCIAL INSTRUMENTS

	December 31, 2022	December 31, 2023
	NT$	NT$
	(In Millions)	(In Millions)

Financial assets- current

Fair value hedges
Interest rate futures contracts	$2.3	$-

Financial liabilities- current

Fair value hedges
Interest rate futures contracts	$0.8	$43.8
Hedges of net investments in foreign operations
Bank loans	-	27,290.4

	$0.8	$27,334.2

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
The following tables summarize the information relating to the hedges of interest rate risks.
December 31, 2022

Hedging Instruments	Contract Amount (US$ in Millions)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 74.3	March 2023

Hedged Items	Asset Carrying Amount NT$ (In Millions)	Accumulated Amount of Fair Value Hedge Adjustments NT$ (In Millions)

Financial assets at FVTOCI	$ 4,008.2	$ (1.5)
December 31, 2023

Hedging Instruments	Contract Amount (US$ in Millions)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 48.6	March 2024

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments
	NT$	NT$
	(In Millions)	(In Millions)

Financial assets at FVTOCI	$ 3,959.5	$ 43.8
The effect for the years ended December 31, 2021, 2022 and 2023 is detailed below:

Hedging Instruments/Hedged Items	Change in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$148.8	$284.0	$20.5

Hedged Items
Financial assets at FVTOCI	(148.8)	(284.0)	(20.5)

	$-	$-	$-

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
The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. For the years ended December 31, 2021, 2022 and 2023, refer to Note 21(d) for gain or loss arising from changes in the fair value of hedging instruments, the amount transferred to initial carrying amount of hedged items and the amount reclassified to finance costs of hedged items.
The effect for the years ended December 31, 2021, 2022 and 2023 is detailed below:

Hedging Instruments/Hedged Items	Change in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Hedging Instruments
Forward exchange contracts (capital expenditures)	$(41.4)	$-	$39.9

Forward interest rate contracts (issuance of debts)	$132.5	$1,379.1	$-

Hedged Items
Forecast transaction (capital expenditures)	$41.4	$-	$(39.9)

Forecast transaction (issuance of debts)	$(132.5)	$(1,379.1)	$-

Hedges of net investments in foreign operations
TSMC has designated the bank loans denominated in foreign currency as a hedge of net investments in foreign operations to manage its foreign currency risk arising from investment in overseas subsidiaries.
The main source of hedge ineffectiveness in these hedging relationships is driven by the material difference between the notional amount of bank loans denominated in foreign currency and the net investment in foreign operations. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. For the year ended December 31, 2023, refer to Note 21 (d) for gain or loss arising from changes in the fair value of hedging instruments.

The following tables summarize the information relating to the hedges of net investments in foreign operations.
December 31, 2023

Hedging Instruments	Contract Amount (In Millions)	Annual Interest Rate	Maturity	Balance in Other Equity (Continuing Hedges)

Bank loans	JPY 124,500.0	0%	Due by April 2024	$618.2
The effect for the years ended December 31, 2023 is detailed below:

Change in Value Used for Calculating Hedge Ineffectiveness
Hedging Instruments/Hedged Items	Year Ended December 31, 2023

Hedging Instruments
Bank loans	$618.2

Hedged Items
Net investments in foreign operations	$(618.2)

12.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2022	December 31, 2023
	NT$	NT$
	(In Millions)	(In Millions)

At amortized cost
Notes and accounts receivable	$222,761.9	$196,434.1
Less: Loss allowance	(331.6)	(531.5)

	222,430.3	195,902.6
At FVTOCI	7,325.6	5,411.3

	$229,755.9	$201,313.9

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.
In principle, the payment term granted to customers is due 30 days from the invoice date or 15-30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	December 31, 2022	December 31, 2023
	NT$	NT$
	(In Millions)	(In Millions)

Not past due	$205,053.1	$183,188.5
Past due
Past due within 30 days	24,516.3	18,641.1
Past due over 31 days	518.1	15.8
Less: Loss allowance	(331.6)	(531.5)

	$229,755.9	$201,313.9

All of the Company’s accounts receivable classified as at FVTOCI were not past due.
Movements of the loss allowance for accounts receivable

	Years Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Balance, beginning of year	$246.6	$347.0	$331.6
Provision (Reversal)	100.4	(15.5)	199.9
Effect of exchange rate changes	-	0.1	-

Balance, end of year	$347.0	$331.6	$531.5

For the years ended December 31, 2021, 2022 and 2023, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

13.	INVENTORIES

	December 31, 2022	December 31, 2023
	NT$	NT$
	(In Millions)	(In Millions)

Finished goods	$54,818.4	$34,511.0
Work in process	125,661.9	156,498.5
Raw materials	20,389.1	38,818.3
Supplies and spare parts	20,279.7	21,169.3

	$221,149.1	$250,997.1

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue. The amounts are illustrated below:

	Years Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Net inventory losses	$533.0	$4,689.1	$3,494.6

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD
Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
			NT$	NT$
			(In Millions)	(In Millions)

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$13,268.2	$13,496.0	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	8,934.7	9,728.8	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	3,491.7	3,734.3	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,608.1	2,482.9	35%	35%
Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	19.0	-	28%	-

			$27,321.7	$29,442.0

Due to the decrease in shareholding to 17%, the Company consequently ceased to have significant influence over Mutual-Pak. Therefore, the investment in Mutual-Pak was classified as financial assets at FVTOCI starting November 2023.
As of December 31, 2022 and 2023, no investments in associates are individually material to the Company. Please refer to the consolidated statements of profit or loss and other comprehensive income for recognition of share of both profit (loss) and other comprehensive income (loss) of associates that are not individually material.
The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

	December 31, 2022	December 31, 2023
	NT$	NT$
Name of Associate	(In Millions)	(In Millions)

GUC	$29,926.9	$81,236.9

VIS	$35,977.3	$37,834.2

Xintec	$10,716.4	$14,188.4

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2021	December 31, 2022	December 31, 2023
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Assets used by the Company	$1,975,114.0	$2,693,815.7	$3,064,424.3
Assets subject to operating leases	4.7	21.3	50.7

	$1,975,118.7	$2,693,837.0	$3,064,475.0

Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost

Balance at January 1, 2021	$3,942.6	$522,447.4	$3,607,005.7	$68,862.7	$223,965.4	$4,426,223.8
Additions	2,587.2	53,971.3	401,659.0	7,643.0	369,545.8	835,406.3
Disposals or retirements	-	(41.1)	(26,192.2)	(333.4)	-	(26,566.7)
Transfers from assets subject to operating leases	-	35.5	1,443.6	-	-	1,479.1
Transfers to assets subject to operating leases	-	-	(244.6)	-	-	(244.6)
Effect of exchange rate changes	(41.6)	184.7	1,077.7	(18.1)	(355.5)	847.2

Balance at December 31, 2021	$6,488.2	$576,597.8	$3,984,749.2	$76,154.2	$593,155.7	$5,237,145.1

Accumulated depreciation and impairment

Balance at January 1, 2021	$506.1	$271,799.5	$2,555,530.0	$43,802.3	$-	$2,871,637.9
Additions	1.3	34,331.6	368,777.7	8,373.3	-	411,483.9
Disposals or retirements	-	(36.5)	(22,230.1)	(332.6)	-	(22,599.2)
Transfers from assets subject to operating leases	-	15.1	436.8	-	-	451.9
Transfers to assets subject to operating leases	-	-	(68.3)	-	-	(68.3)
Impairment	-	-	274.4	-	-	274.4
Effect of exchange rate changes	(7.6)	55.6	818.9	(16.4)	-	850.5

Balance at December 31, 2021	$499.8	$306,165.3	$2,903,539.4	$51,826.6	$-	$3,262,031.1

Carrying amounts at December 31, 2021	$5,988.4	$270,432.5	$1,081,209.8	$24,327.6	$593,155.7	$1,975,114.0

Cost

Balance at January 1, 2022	$6,488.2	$576,597.8	$3,984,749.2	$76,154.2	$593,155.7	$5,237,145.1
Additions	816.4	59,443.8	330,782.7	10,325.3	738,523.9	1,139,892.1
Disposals or retirements	-	(236.8)	(25,846.4)	(1,709.2)	-	(27,792.4)
Transfers to assets subject to operating leases	-	-	(65.8)	-	-	(65.8)
Effect of exchange rate changes	357.2	1,242.1	6,322.9	257.7	5,163.0	13,342.9

Balance at December 31, 2022	$7,661.8	$637,046.9	$4,295,942.6	$85,028.0	$1,336,842.6	$6,362,521.9

Accumulated depreciation and impairment

Balance at January 1, 2022	$499.8	$306,165.3	$2,903,539.4	$51,826.6	$-	$3,262,031.1
Additions	1.4	35,982.4	380,216.2	9,216.3	-	425,416.3
Disposals or retirements	-	(225.6)	(24,706.7)	(1,708.6)	-	(26,640.9)
Transfers to assets subject to operating leases	-	-	(40.3)	-	-	(40.3)
Impairment	-	-	-	-	790.7	790.7
Effect of exchange rate changes	54.9	1,016.3	5,872.3	205.8	-	7,149.3

Balance at December 31, 2022	$556.1	$342,938.4	$3,264,880.9	$59,540.1	$790.7	$3,668,706.2

Carrying amounts at December 31, 2022	$7,105.7	$294,108.5	$1,031,061.7	$25,487.9	$1,336,051.9	$2,693,815.7

(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost

Balance at January 1, 2023	$7,661.8	$637,046.9	$4,295,942.6	$85,028.0	$1,336,842.6	$6,362,521.9
Additions (deductions)	-	182,033.3	1,120,848.7	18,205.5	(423,568.7)	897,518.8
Disposals or retirements	-	(585.5)	(28,525.9)	(3,325.3)	-	(32,436.7)
Transfers from right-of-use assets	-	-	4.4	-	-	4.4
Transfers from assets subject to operating leases	-	-	80.4	-	-	80.4
Transfers to assets subject to operating leases	-	-	(71.1)	-	-	(71.1)
Effect of exchange rate changes	(39.8)	(671.7)	(3,293.5)	(83.1)	(4,984.1)	(9,072.2)

Balance at December 31, 2023	$7,622.0	$817,823.0	$5,384,985.6	$99,825.1	$908,289.8	$7,218,545.5

Accumulated depreciation and impairment
Balance at January 1, 2023	$556.1	$342,938.4	$3,264,880.9	$59,540.1	$790.7	$3,668,706.2
Additions	1.3	45,052.9	463,825.3	10,586.7	-	519,466.2
Disposals or retirements	-	(583.0)	(27,407.7)	(3,324.2)	-	(31,314.9)
Transfers from right-of-use assets	-	-	1.9	-	-	1.9
Transfers from assets subject to operating leases	-	-	53.5	-	-	53.5
Transfers to assets subject to operating leases	-	-	(45.7)	-	-	(45.7)
Effect of exchange rate changes	0.7	(394.4)	(2,299.7)	(52.6)	-	(2,746.0)

Balance at December 31, 2023	$558.1	$387,013.9	$3,699,008.5	$66,750.0	$790.7	$4,154,121.2

Carrying amounts at December 31, 2023	$7,063.9	$430,809.1	$1,685,977.1	$33,075.1	$907,499.1	$3,064,424.3

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
Information about capitalized interest is set out in Note 24.

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31, 2022	December 31, 2023
	NT$	NT$
	(In Millions)	(In Millions)

Carrying amounts

Land	$38,525.8	$37,437.1
Buildings	3,356.7	2,946.0
Machinery and equipment	2.9	-
Office equipment	28.6	41.6

	$41,914.0	$40,424.7

	Years Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Additions to right-of-use assets	$7,769.8	$12,610.7	$2,145.4

Depreciation of right-of-use assets
Land	$1,825.7	$2,119.8	$2,459.1
Buildings	707.9	928.7	976.1
Machinery and equipment	0.5	0.9	0.4
Office equipment	22.1	23.6	23.4

	$2,556.2	$3,073.0	$3,459.0

b.	Lease liabilities

	December 31, 2022	December 31, 2023
	NT$	NT$
	(In Millions)	(In Millions)
Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$2,603.5	$2,810.6
Noncurrent portion	29,764.1	28,681.8

	$32,367.6	$31,492.4

Ranges of discount rates for lease liabilities are as follows:

	December 31, 2022	December 31, 2023

Land	0.39%-2.30%	0.39%-2.30%
Buildings	0.39%-5.63%	0.57%-6.52%
Machinery and equipment	0.71%	-
Office equipment	0.28%-4.71%	0.28%-7.13%

c.	Material terms of right-of-use assets
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

d.	Other lease information

	Years Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Expenses relating to short-term leases	$5,250.3	$4,731.1	$1,215.1

Total cash outflow for leases	$7,510.8	$7,618.3	$4,916.9

17.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost

Balance at January 1, 2021	$5,436.6	$22,161.7	$36,239.0	$11,277.6	$75,114.9
Additions	-	1,372.8	7,726.2	219.5	9,318.5
Disposals or retirements	-	-	(318.7)	-	(318.7)
Effect of exchange rate changes	(57.4)	(0.5)	4.5	0.1	(53.3)

Balance at December 31, 2021	$5,379.2	$23,534.0	$43,651.0	$11,497.2	$84,061.4

Accumulated amortization and impairment

Balance at January 1, 2021	$-	$12,226.2	$30,111.7	$7,008.9	$49,346.8
Additions	-	2,686.8	4,323.9	1,196.5	8,207.2
Disposals or retirements	-	-	(317.5)	-	(317.5)
Effect of exchange rate changes	-	(0.6)	3.5	0.3	3.2

Balance at December 31, 2021	$-	$14,912.4	$34,121.6	$8,205.7	$57,239.7

Carrying amounts at December 31, 2021	$5,379.2	$8,621.6	$9,529.4	$3,291.5	$26,821.7

Cost

Balance at January 1, 2022	$5,379.2	$23,534.0	$43,651.0	$11,497.2	$84,061.4
Additions	-	2,253.0	5,079.0	203.1	7,535.1
Disposals or retirements	-	(30.0)	(66.3)	-	(96.3)
Effect of exchange rate changes	412.6	2.0	12.1	1.6	428.3

Balance at December 31, 2022	$5,791.8	$25,759.0	$48,675.8	$11,701.9	$91,928.5

Accumulated amortization and impairment

Balance at January 1, 2022	$-	$14,912.4	$34,121.6	$8,205.7	$57,239.7
Additions	-	2,793.5	4,774.5	1,188.1	8,756.1
Disposals or retirements	-	(11.4)	(66.3)	-	(77.7)
Effect of exchange rate changes	-	1.9	8.6	0.7	11.2

Balance at December 31, 2022	$-	$17,696.4	$38,838.4	$9,394.5	$65,929.3

Carrying amounts at December 31, 2022	$5,791.8	$8,062.6	$9,837.4	$2,307.4	$25,999.2

Cost

Balance at January 1, 2023	$5,791.8	$25,759.0	$48,675.8	$11,701.9	$91,928.5
Additions	-	461.1	4,947.4	621.3	6,029.8
Disposals or retirements	-	-	(4,289.2)	-	(4,289.2)
Effect of exchange rate changes	4.6	1.3	(17.0)	24.2	13.1

Balance at December 31, 2023	$5,796.4	$26,221.4	$49,317.0	$12,347.4	$93,682.2

Accumulated amortization and impairment

Balance at January 1, 2023	$-	$17,696.4	$38,838.4	$9,394.5	$65,929.3
Additions	-	2,792.4	5,308.1	1,157.7	9,258.2
Disposals or retirements	-	-	(4,289.1)	-	(4,289.1)
Effect of exchange rate changes	-	1.3	(10.7)	26.5	17.1

Balance at December 31, 2023	$-	$20,490.1	$39,846.7	$10,578.7	$70,915.5

Carrying amounts at December 31, 2023	$5,796.4	$5,731.3	$9,470.3	$1,768.7	$22,766.7

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rates of 8.7% and 9.0% in its test of impairment as of December 31, 2022 and 2023, respectively, to reflect the relevant specific risk in the cash-generating unit.
For the years ended December 31, 2021, 2022 and 2023, the Company did not recognize any impairment loss on goodwill.

18.	BONDS PAYABLE

	December 31, 2022	December 31, 2023
	NT$	NT$
	(In Millions)	(In Millions)

Domestic unsecured bonds	$379,526.0	$447,194.0
Overseas unsecured bonds	476,051.5	476,578.5
Less: Discounts on bonds payable	(3,141.1)	(2,875.0)
Less: Current portion	(18,100.0)	(6,997.7)

	$834,336.4	$913,899.8

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

101-3	-	October 2012 to October 2022	$4,400.0	1.53%	Bullet repayment; interest payable annually
101-4	C	January 2013 to January 2023	3,000.0	1.49%	The same as above
102-1	C	February 2013 to February 2023	3,600.0	1.50%	The same as above
102-2	B	July 2013 to July 2023	3,500.0	1.70%	The same as above
102-4	E	September 2013 to March 2023	5,400.0	2.05%	The same as above
	F	September 2013 to September 2023	2,600.0	2.10%	The same as above
109-1	A	March 2020 to March 2025	3,000.0	0.58%	The same as above
	B	March 2020 to March 2027	10,500.0	0.62%	The same as above
	C	March 2020 to March 2030	10,500.0	0.64%	The same as above
(Continued)

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

109-2	A	April 2020 to April 2025	$5,900.0	0.52%	Bullet repayment; interest payable annually
	B	April 2020 to April 2027	10,400.0	0.58%	The same as above
	C	April 2020 to April 2030	5,300.0	0.60%	The same as above
109-3	A	May 2020 to May 2025	4,500.0	0.55%	The same as above
	B	May 2020 to May 2027	7,500.0	0.60%	The same as above
	C	May 2020 to May 2030	2,400.0	0.64%	The same as above
109-4	A	July 2020 to July 2025	5,700.0	0.58%	Two equal installments in last two years; interest payable annually
	B	July 2020 to July 2027	6,300.0	0.65%	The same as above
	C	July 2020 to July 2030	1,900.0	0.67%	The same as above
109-5	A	September 2020 to September 2025	4,800.0	0.50%	The same as above
	B	September 2020 to September 2027	8,000.0	0.58%	The same as above
	C	September 2020 to September 2030	2,800.0	0.60%	The same as above
109-6 (Green bond)	A	December 2020 to December 2025	1,600.0	0.40%	The same as above
	B	December 2020 to December 2027	5,600.0	0.44%	The same as above
	C	December 2020 to December 2030	4,800.0	0.48%	The same as above
109-7	A	December 2020 to December 2025	1,900.0	0.36%	The same as above
	B	December 2020 to December 2027	10,200.0	0.41%	The same as above
	C	December 2020 to December 2030	6,400.0	0.45%	The same as above
110-1	A	March 2021 to March 2026	4,800.0	0.50%	Bullet repayment; interest payable annually
	B	March 2021 to March 2028	11,400.0	0.55%	The same as above
	C	March 2021 to March 2031	4,900.0	0.60%	The same as above
110-2	A	May 2021 to May 2026	5,200.0	0.50%	The same as above
	B	May 2021 to May 2028	8,400.0	0.58%	The same as above
	C	May 2021 to May 2031	5,600.0	0.65%	The same as above
(Continued)

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

110-3	A	June 2021 to June 2026	$6,900.0	0.52%	Bullet repayment; interest payable annually
	B	June 2021 to June 2028	7,900.0	0.58%	The same as above
	C	June 2021 to June 2031	4,900.0	0.65%	The same as above
110-4	A	August 2021 to August 2025	4,000.0	0.485%	The same as above
	B	August 2021 to August 2026	8,000.0	0.50%	The same as above
	C	August 2021 to August 2028	5,400.0	0.55%	The same as above
	D	August 2021 to August 2031	4,200.0	0.62%	The same as above
110-6	A	October 2021 to April 2026	3,200.0	0.535%	The same as above
	B	October 2021 to October 2026	6,900.0	0.54%	The same as above
	C	October 2021 to October 2028	4,600.0	0.60%	The same as above
	D	October 2021 to October 2031	1,600.0	0.62%	The same as above
110-7	A	December 2021 to December 2026	7,700.0	0.65%	The same as above
	B	December 2021 to June 2027	3,500.0	0.675%	The same as above
	C	December 2021 to December 2028	5,500.0	0.72%	The same as above
111-1 (Green bond)	A	January 2022 to January 2027	2,100.0	0.63%	The same as above
	B	January 2022 to January 2029	3,300.0	0.72%	The same as above
111-2	A	March 2022 to September 2026	3,000.0	0.84%	The same as above
	B	March 2022 to March 2027	9,600.0	0.85%	The same as above
	C	March 2022 to March 2029	1,600.0	0.90%	The same as above
111-3 (Green bond)	-	May 2022 to May 2027	6,100.0	1.50%	The same as above
111-4 (Green bond)	A	July 2022 to July 2026	1,200.0	1.60%	The same as above
	B	July 2022 to July 2027	10,100.0	1.70%	The same as above
	C	July 2022 to July 2029	1,200.0	1.75%	The same as above
	D	July 2022 to July 2032	1,400.0	1.95%	The same as above
(Continued)

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

111-5	A	August 2022 to June 2027	$2,000.0	1.65%	Bullet repayment; interest payable annually
	B	August 2022 to August 2027	8,900.0	1.65%	The same as above
	C	August 2022 to August 2029	2,200.0	1.65%	The same as above
	D	August 2022 to August 2032	2,500.0	1.82%	The same as above
111-6 (Green bond)	A	October 2022 to October 2027	5,700.0	1.75%	The same as above
	B	October 2022 to October 2029	1,000.0	1.80%	The same as above
	C	October 2022 to October 2032	3,500.0	2.00%	The same as above
112-1 (Green bond)	A	March 2023 to March 2028	12,200.0	1.54%	The same as above
	B	March 2023 to March 2030	2,300.0	1.60%	The same as above
	C	March 2023 to March 2033	4,800.0	1.78%	The same as above
112-2 (Green bond)	A	May 2023 to May 2028	13,100.0	1.60%	The same as above
	B	May 2023 to May 2030	2,300.0	1.65%	The same as above
	C	May 2023 to May 2033	5,300.0	1.82%	The same as above
112-3	A	June 2023 to June 2028	11,400.0	1.60%	The same as above
	B	June 2023 to June 2030	2,600.0	1.65%	The same as above
	C	June 2023 to June 2033	6,000.0	1.80%	The same as above
112-4	A	August 2023 to August 2028	7,300.0	1.60%	The same as above
	B	August 2023 to August 2030	700.0	1.65%	The same as above
	C	August 2023 to August 2033	7,900.0	1.76%	The same as above
112-5	A	October 2023 to October 2028	4,300.0	1.62%	The same as above
	B	October 2023 to October 2033	5,500.0	1.76%	The same as above
(Concluded)

Issuance	Tranche	Issuance Period	Total Amount US$ (In Millions)	Coupon Rate	Repayment and Interest Payment

US$ unsecured bonds

109-1	-	September 2020 to September 2060	US$ 1,000.0	2.70%	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter); interest payable annually
110-5	-	September 2021 to September 2051	1,000.0	3.10%	The same as above
The Company issued domestic unsecured bonds during the period from January 1, 2024 to April 18, 2024, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

113-1 (Green bond)	A	March 2024 to March 2029	$12,000.0	1.64%	Bullet repayment; interest payable annually
	B	March 2024 to March 2034	10,800.0	1.76%	The same as above
The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount US$ (In Millions)	Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$ 1,000.0	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027	750.0	1.00%	The same as above
September 2020 to September 2030	1,250.0	1.375%	The same as above
April 2021 to April 2026	1,100.0	1.25%	The same as above
April 2021 to April 2028	900.0	1.75%	The same as above
April 2021 to April 2031	1,500.0	2.25%	The same as above
October 2021 to October 2026	1,250.0	1.75%	The same as above
October 2021 to October 2031	1,250.0	2.50%	The same as above
October 2021 to October 2041	1,000.0	3.125%	The same as above
October 2021 to October 2051	1,000.0	3.25%	The same as above
April 2022 to April 2027	1,000.0	3.875%	The same as above
April 2022 to April 2029	500.0	4.125%	The same as above
April 2022 to April 2032	1,000.0	4.25%	The same as above
April 2022 to April 2052	1,000.0	4.50%	The same as above
July 2022 to July 2027	400.0	4.375%	The same as above
July 2022 to July 2032	600.0	4.625%	The same as above

19.	LONG-TERM BANK LOANS

	December 31, 2022	December 31, 2023
	NT$ (In Millions)	NT$ (In Millions)

Unsecured loans	$6,013.3	$6,706.4
Less: Discounts on government grants	(39.4)	(27.8)
Less: Current portion	(1,213.9)	(2,295.6)

	$4,760.0	$4,383.0

Loan content
Annual interest rate	1.03%-1.23%	1.15%-1.35%
Maturity date	Due by December 2027	Due by December 2027
The long-term bank loans of the Company are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

20.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans
The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC and VisEra Tech have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC Europe, TSMC Japan, TSMC JDC, TSMC 3DIC, TSMC China, TSMC Nanjing, TSMC Arizona, JASM, TSMC Technology and TSMC Canada also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$3,711.0 million, NT$4,550.4 million and NT$5,365.5 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Amounts recognized in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2021	2022	2023
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Current service cost	$145.3	$134.3	$139.1
Net interest expense	47.2	74.3	142.3

Components of defined benefit costs recognized in profit or loss	192.5	208.6	281.4

Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	(73.3)	(429.9)	(16.2)
Actuarial loss arising from experience adjustments	94.3	1,413.8	68.3
Actuarial loss arising from changes in demographic assumptions	277.4	-	-
Actuarial (gain) loss arising from changes in financial assumptions	(540.5)	(160.8)	571.3

Components of defined benefit costs recognized in other comprehensive income (loss)	(242.1)	823.1	623.4

Total	$(49.6)	$1,031.7	$904.8

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2021	2022	2023
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Cost of revenue	$124.5	$135.1	$182.3
Research and development expenses	52.8	55.6	76.1
General and administrative expenses	12.5	15.1	19.3
Marketing expenses	2.7	2.8	3.7

	$192.5	$208.6	$281.4

The amounts arising from the defined benefit obligation of the Company were as follows:

	December 31, 2022	December 31, 2023
	NT$ (In Millions)	NT$ (In Millions)

Present value of defined benefit obligation	$17,484.0	$17,995.1
Fair value of plan assets	(8,162.9)	(8,737.9)

Net defined benefit liability	$9,321.1	$9,257.2

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2021	2022	2023

	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$16,980.3	$16,585.5	$17,484.0
Current service cost	145.3	134.3	139.1
Interest expense	66.7	120.8	304.0
Remeasurement:
Actuarial loss arising from experience adjustments	94.3	1,413.8	68.3
Actuarial loss arising from changes in demographic assumptions	277.4	-	-
Actuarial (gain) loss arising from changes in financial assumptions	(540.5)	(160.8)	571.3
Benefits paid from plan assets	(431.8)	(585.3)	(556.5)
Benefits paid directly by the Company	(6.2)	(24.3)	(15.1)

Balance, end of year	$16,585.5	$17,484.0	$17,995.1

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2021	2022	2023

	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$5,066.2	$5,548.6	$8,162.9
Interest income	19.5	46.5	161.7
Remeasurement:
Return on plan assets (excluding amounts included in net interest expense)	73.3	429.9	16.2
Contributions from employer	821.4	2,723.2	953.6
Benefits paid from plan assets	(431.8)	(585.3)	(556.5)

Balance, end of year	$5,548.6	$8,162.9	$8,737.9

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2022	December 31, 2023

	NT$	NT$
	(In Millions)	(In Millions)
Cash	$1,337.9	$1,351.8
Equity instruments	4,696.9	4,998.9
Debt instruments	2,128.1	2,387.2

	$8,162.9	$8,737.9

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2022	December 31, 2023

Discount rate	1.80%	1.40%
Future salary increase rate	4.00%	4.00%
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

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% (and not below 0.0%) in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$766.7 million and NT$757.7 million as of December 31, 2022 and 2023, respectively.

3)
Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$746.9 million and NT$735.2 million as of December 31, 2022 and 2023 respectively.
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
The Company expects to make contributions of NT$991.6 million to the defined benefit plans in the next year starting from December 31, 2023. The weighted average duration of the defined benefit obligation is 8 years.

21.	EQUITY

a.	Capital stock

	December 31, 2022	December 31, 2023
	NT$	NT$
	(In Millions)	(In Millions)

Authorized shares (in millions)	28,050.0	28,050.0

Authorized capital	$280,500.0	$280,500.0

Issued and paid shares (in millions)	25,930.3	25,932.1

Issued capital	$259,303.8	$259,320.7

The par value of issued common shares is NT$10 per share. A holder of common shares has one vote for each common share and is entitled to receive dividends.
The authorized shares include 500.0 million shares allocated for the exercise of employee stock options.
On March 1, 2022 and March 1, 2023, the Company issued employee restricted stock awards (RSAs) for its employees in a total of 1.4 and 2.1 million shares, respectively, with a par value of NT$10 per share. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed.
During the first quarter of 2023, TSMC reclaimed 0.4 million employee restricted shares that were unvested. On May 9, 2023, TSMC’s Board of Directors resolved to cancel the aforementioned shares. Subsequently, TSMC completed the registration for share cancellation. Refer to Note 28 for information on RSAs.
On May 10, 2022, TSMC’s Board of Directors resolved to cancel 1.4 million treasury shares. Refer to Note 21 (e) for information.
As of December 31, 2023, TSMC’s total issued and outstanding ADSs were 1,063.1 million units, representing 5,315.5 million common shares.

b.	Capital surplus
The categories of uses and the sources of capital surplus based on regulations were as follows:

	December 31, 2022	December 31, 2023
	NT$	NT$
	(In Millions)	(In Millions)

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$ 24,183.6	$ 24,406.8
From merger	22,803.3	22,803.3
From convertible bonds	8,892.4	8,892.4
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,406.3	8,406.3
Donations - donated by shareholders	11.3	11.3
(Continued)

	December 31, 2022	December 31, 2023
	NT$	NT$
	(In Millions)	(In Millions)

May only be used to offset a deficit

From share of changes in equities of subsidiaries	$4,229.9	$4,199.9
From share of changes in equities of associates	311.8	302.4
Donations - unclaimed dividend	53.7	70.1

May not be used for any purpose

Employee restricted shares	438.0	783.9

	$69,330.3	$69,876.4

(Concluded)
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
Pursuant to existing regulations, the Company is required to set aside an additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of the foreign currency translation reserve, the effectiveness of hedges of net investments in foreign operations, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2021, 2022 and 2023 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	of 2021	of 2021	of 2021	of 2021
	NT$	NT$	NT$	NT$

	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Resolution date of TSMC’s Board of Directors in its meeting	June 9 , 2021	August 10 , 2021	November 9 , 2021	February 15 , 2022
Special capital reserve	$(6,287.0)	$10,201.2	$710.2	$3,304.3

Cash dividends to shareholders	$71,308.5	$71,308.5	$71,308.5	$71,308.5

Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	of 2022	of 2022	of 2022	of 2022
	NT$	NT$	NT$	NT$

	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Resolution date of TSMC’s Board of Directors in its meeting	May 10 , 2022	August 9 , 2022	November 8 , 2022	February 14 , 2023
Special capital reserve	$(15,541.0)	$(12,002.8)	$(31,910.4)	$17,166.2

Cash dividends to shareholders	$71,308.5	$71,308.5	$71,308.5	$71,308.5

Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	of 2023	of 2023	of 2023	of 2023
	NT$	NT$	NT$	NT$

	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Resolution date of TSMC’s Board of Directors in its meeting	May 9 , 2023	August 8 , 2023	November 14 , 2023	February 6 , 2024
Special capital reserve	$3,273.5	$(6,365.5)	$(17,228.4)	$28,020.8

Cash dividends to shareholders	$77,796.2	$77,796.2	$90,762.3	$90,762.2

Cash dividends per share (NT$)	$3.00	$3.00	$3.50	$3.50

The special capital reserve for 2023 is to be presented for approval in TSMC’s shareholders’ meeting to be held on June 4, 2024 (expected).
The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website.

d.	Others
Changes in others were as follows:

	Year Ended December 31, 2021
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Balance, beginning of year	$(57,001.6)	$2,321.8	$-	$-	$(54,679.8)
Exchange differences arising on translation of foreign operations	(6,181.7)	-	-	-	(6,181.7)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	1,898.2	-	-	1,898.2
Debt instruments	-	(3,339.9)	-	-	(3,339.9)
(Continued)

	Year Ended December 31, 2021
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	$-	$(187.7)	$-	$-	$(187.7)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	(93.2)	-	-	(93.2)
Loss allowance adjustments from debt instruments	-	1.3	-	-	1.3
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	90.2	-	90.2
Transferred to initial carrying amount of hedged items	-	-	48.5	-	48.5
Share of other comprehensive income (loss) of associates	(120.0)	30.0	(14.7)	-	(104.7)
Income tax effect	-	(56.2)	(3.4)	-	(59.6)

Balance, end of year	$(63,303.3)	$574.3	$120.6	$-	$(62,608.4)

(Concluded)

	Year Ended December 31, 2022
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Balance, beginning of year	$(63,303.3)	$574.3	$120.6	$-	$(62,608.4)
Exchange differences arising on translation of foreign operations	51,009.7	-	-	-	51,009.7
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	(263.3)	-	-	(263.3)
Debt instruments	-	(10,513.7)	-	-	(10,513.7)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(303.3)	-	-	(303.3)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	410.1	-	-	410.1
Loss allowance adjustments from debt instruments	-	0.9	-	-	0.9
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	1,329.2	-	1,329.2
Transferred to initial carrying amount of hedged items	-	-	(52.9)	-	(52.9)
Issuance of shares	-	-	-	(451.9)	(451.9)
Share-based payment expenses recognized	-	-	-	266.7	266.7
Share of other comprehensive income (loss) of associates	550.3	38.6	76.4	-	665.3
Income tax effect	-	-	6.0	-	6.0

Balance, end of year	$(11,743.3)	$(10,056.4)	$1,479.3	$(185.2)	$(20,505.6)

	Year Ended December 31, 2023
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Balance, beginning of year	$(11,743.3)	$(10,056.4)	$1,479.3	$(185.2)	$(20,505.6)
Exchange differences arising on translation of foreign operations	(14,255.6)	-	-	-	(14,255.6)
Gain (Loss) on hedging instruments designated as hedges of net investments in foreign operations	618.2	-	-	-	618.2
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	1,953.0	-	-	1,953.0
Debt instruments	-	3,639.8	-	-	3,639.8
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(151.9)	-	-	(151.9)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	473.9	-	-	473.9
Loss allowance adjustments from debt instruments	-	9.5	-	-	9.5
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(34.8)	-	(34.8)
Transferred to initial carrying amount of hedged items	-	-	(45.2)	-	(45.2)
Issuance of shares	-	-	-	(586.0)	(586.0)
Share-based payment expenses recognized	-	-	-	477.7	477.7
Share of other comprehensive income (loss) of associates	63.9	32.2	(3.4)	-	92.7

Balance, end of year	$(25,316.8)	$(4,099.9)	$1,395.9	$(293.5)	$(28,314.3)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.	Treasury stock
For TSMC’s shareholders’ interests, TSMC’s Board of Directors approved a share buyback program on February 15, 2022 to repurchase 1.4 million shares. TSMC has completed the aforementioned share buyback program during the first quarter of 2022. On May 10, 2022, TSMC’s Board of Directors resolved to cancel the 1.4 million shares. Subsequently, TSMC completed the registration for share cancellation.

22.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

	Years Ended December 31
	2021	2022	2023
	NT$	NT$	NT$

Product	(In Millions)	(In Millions)	(In Millions)

Wafer	$1,405,300.3	$1,991,855.9	$1,882,518.1
Others	182,114.7	272,035.4	279,217.7

	$1,587,415.0	$2,263,891.3	$2,161,735.8

	Years Ended December 31
	2021	2022	2023
	NT$	NT$	NT$

Geography	(In Millions)	(In Millions)	(In Millions)

Taiwan	$203,963.7	$210,470.8	$149,777.4
United States	1,015,996.4	1,493,328.8	1,408,841.9
China	164,552.1	245,168.8	267,154.1
Japan	71,920.8	119,099.3	132,072.0
Europe, the Middle East and Africa	89,010.1	123,767.1	117,348.2
Others	41,971.9	72,056.5	86,542.2

	$1,587,415.0	$2,263,891.3	$2,161,735.8

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Years Ended December 31
	2021	2022	2023
	NT$	NT$	NT$

Platform	(In Millions)	(In Millions)	(In Millions)

High Performance Computing	$587,780.1	$932,383.7	$934,768.6
Smartphone	695,091.2	888,879.2	814,914.3
Internet of Things	133,006.0	196,115.0	161,916.5
Automotive	67,076.4	116,381.0	133,654.3
Digital Consumer Electronics	55,577.2	56,158.8	46,999.8
Others	48,884.1	73,973.6	69,482.3

	$1,587,415.0	$2,263,891.3	$2,161,735.8

	Years Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
Resolution	(In Millions)	(In Millions)	(In Millions)

3-nanometer	$-	$-	$108,045.3
5-nanometer	262,327.4	508,689.9	629,300.4
7-nanometer	440,383.1	535,153.8	357,247.4
10-nanometer	660.0	24.9	23.3
16-nanometer	191,058.9	258,544.3	191,306.1
20-nanometer	5,668.8	8,853.3	10,359.0
28-nanometer	153,066.6	206,611.9	186,924.9
40/45-nanometer	103,413.6	145,546.2	114,667.4
65-nanometer	66,467.9	93,288.6	107,425.4
90-nanometer	32,260.3	40,184.2	25,642.0
0.11/0.13 micron	40,558.5	57,992.3	47,149.3
0.15/0.18 micron	86,700.3	110,571.2	86,614.2
0.25 micron and above	22,734.9	26,395.3	17,813.4

Wafer revenue	$1,405,300.3	$1,991,855.9	$1,882,518.1

b.	Contract balances

	January 1, 2022	December 31, 2022	December 31, 2023
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Contract liabilities (classified under accrued expenses and other current liabilities)	$39,762.6	$70,806.6	$52,736.4

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.
The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$11,590.4 million, NT$38,433.1 million and NT$69,598.3 million for the years ended December 31, 2021, 2022 and 2023, respectively.

c.	Temporary receipts from customers

	December 31, 2022	December 31, 2023
	NT$	NT$
	(In Millions)	(In Millions)

Current portion (classified under accrued expenses and other current liabilities)	$107,723.6	$114,639.5
Noncurrent portion (classified under other noncurrent liabilities)	168,399.2	163,655.1

	$276,122.8	$278,294.6

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

d.	Refund liabilities
Estimated sales returns and other allowances is made and adjusted based on historical experience and the consideration of varying contractual terms. As of December 31, 2022 and 2023, the aforementioned refund liabilities amounted to NT$53,078.4 million and NT$37,847.6 million (classified under accrued expenses and other current liabilities), respectively.

23.	INTEREST INCOME

	Years Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Interest income
Cash and cash equivalents	$2,834.8	$17,831.3	$49,740.0
Financial assets at amortized cost	681.5	2,008.6	6,363.7
Financial assets at FVTOCI	2,192.5	2,582.3	4,190.2

	$5,708.8	$22,422.2	$60,293.9

24.	FINANCE COSTS

	Years Ended December 31
	2021	2022	2023
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Interest expense
Corporate bonds	$5,203.0	$14,116.1	$17,848.9
Lease liabilities	193.3	267.1	382.0
Bank loans	17.6	32.0	95.4
Others	0.3	1.7	2.8
Less: Capitalized interest under property, plant and equipment	-	(2,666.9)	(6,329.7)

	$5,414.2	$11,750.0	$11,999.4

Information about capitalized interest is as follows:

	Years Ended December 31
	2022	2023

Capitalization rate	0.56%-3.36%	1.08%-3.36%

25.	OTHER GAINS AND LOSSES, NET

	Years Ended December 31
	2021	2022	2023
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Gain (loss) on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$93.2	$(410.1)	$(473.9)
Gain on disposal of investments accounted for using equity method, net	-	-	15.7
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	(7,973.6)	(622.5)	6,523.1
The reversal (accrual) of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	(1.3)	(0.9)	(9.5)
Financial assets at amortized cost	4.0	(51.5)	(26.2)
Other gains, net	489.7	72.8	932.4

	$(7,388.0)	$(1,012.2)	$6,961.6

26.	INCOME TAX

a.	Income tax expense recognized in profit or loss
Income tax expense consisted of the following:

	Years Ended December 31
	2021	2022	2023
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Current income tax expense
Current tax expense recognized in the current year	$107,694.4	$190,022.2	$156,684.0
Income tax adjustments on prior years	(14,539.5)	(19,413.0)	(32,775.5)
Other income tax adjustments	152.2	206.1	244.3

	93,307.1	170,815.3	124,152.8

Deferred income tax expense (benefit)
The origination and reversal of temporary differences	(17,530.0)	(24,714.5)	3,210.1
Investment tax credits	(5,621.7)	4,676.7	925.9

	(23,151.7)	(20,037.8)	4,136.0

Income tax expense recognized in profit or loss	$70,155.4	$150,777.5	$128,288.8

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2021	2022	2023
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Income before tax	$663,036.0	$1,144,072.2	$979,316.5

Income tax expense at the statutory rate	$134,595.2	$231,776.1	$197,935.7
Tax effect of adjusting items:
Nondeductible (deductible) items in determining taxable income	11,279.5	12,309.8	(7,642.2)
Tax-exempt income	(89,852.9)	(157,955.9)	-
Additional income tax under the Alternative Minimum Tax Act	32,852.7	61,578.0	-
Additional income tax on unappropriated earnings	18,849.5	42,336.8	29,221.8
The origination and reversal of temporary differences	(17,530.0)	(24,714.5)	3,210.1
Income tax credits	(5,651.3)	4,654.1	(61,905.4)

	84,542.7	169,984.4	160,820.0
Income tax adjustments on prior years	(14,539.5)	(19,413.0)	(32,775.5)
Other income tax adjustments	152.2	206.1	244.3

Income tax expense recognized in profit or loss	$70,155.4	$150,777.5	$128,288.8

The income tax adjustments on prior years were primarily due to the difference between the actual and estimated income tax on unappropriated earnings.

For the years ended December 31, 2021, 2022 and 2023, the Company applied a tax rate of 20% for entities subject to the R.O.C. Income Tax Law; for other jurisdictions, taxes are calculated using the applicable tax rate for each individual jurisdiction.

b.	Deferred income tax balance
The analysis of deferred income tax assets and liabilities was as follows:

	December 31, 2022	December 31, 2023
	NT$ (In Millions)	NT$ (In Millions)

Deferred income tax assets

Temporary differences
Depreciation	$45,299.3	$41,094.7
Refund liability	12,089.5	9,415.0
Unrealized exchange losses	5,782.4	7,100.0
Unrealized loss on inventories	2,305.3	2,771.2
Net defined benefit liability	1,722.0	1,729.7
Deferred compensation cost	361.2	489.6
Investment tax credits	945.0	19.1
Others	681.2	1,556.5

	$69,185.9	$64,175.8

Deferred income tax liabilities

Temporary differences
Others	$(1,031.4)	$(53.8)

	Year Ended December 31, 2021
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Deferred income tax assets

Temporary differences
Depreciation	$19,354.4	$15,365.7	$-	$0.6	$34,720.7
Refund liability	3,755.1	2,231.5	-	(0.4)	5,986.2
Investment tax credits	-	5,621.7	-	-	5,621.7
Net defined benefit liability	1,342.1	(75.9)	(29.1)	-	1,237.1
Unrealized loss on inventories	858.5	41.0	-	(0.5)	899.0
Deferred compensation cost	330.3	49.2	-	(5.5)	374.0
Others	317.8	59.1	(56.2)	(5.5)	315.2

	$25,958.2	$23,292.3	$(85.3)	$(11.3)	$49,153.9

Deferred income tax liabilities

Temporary differences
Unrealized exchange gains	$(866.5)	$160.2	$-	$-	$(706.3)
Others	(863.4)	(300.8)	(3.4)	-	(1,167.6)

	$(1,729.9)	$(140.6)	$(3.4)	$-	$(1,873.9)

	Year Ended December 31, 2022
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Deferred income tax assets

Temporary differences
Depreciation	$34,720.7	$10,552.2	$-	$26.4	$45,299.3
Refund liability	5,986.2	6,100.8	-	2.5	12,089.5
Unrealized exchange losses	-	5,782.4	-	-	5,782.4
Unrealized loss on inventories	899.0	1,402.2	-	4.1	2,305.3
Net defined benefit liability	1,237.1	(249.1)	734.0	-	1,722.0
Investment tax credits	5,621.7	(4,676.7)	-	-	945.0
Deferred compensation cost	374.0	(48.2)	-	35.4	361.2
Others	315.2	334.9	-	31.1	681.2

	$49,153.9	$19,198.5	$734.0	$99.5	$69,185.9

Deferred income tax liabilities

Temporary differences
Unrealized exchange gains	$(706.3)	$706.3	$-	$-	$-
Others	(1,167.6)	133.0	6.0	(2.8)	(1,031.4)

	$(1,873.9)	$839.3	$6.0	$(2.8)	$(1,031.4)

	Year Ended December 31, 2023
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Deferred income tax assets

Temporary differences
Depreciation	$45,299.3	$(4,197.2)	$-	$(7.4)	$41,094.7
Refund liability	12,089.5	(2,673.5)	-	(1.0)	9,415.0
Unrealized exchange losses	5,782.4	1,317.6	-	-	7,100.0
Unrealized loss on inventories	2,305.3	466.2	-	(0.3)	2,771.2
Net defined benefit liability	1,722.0	(116.9)	124.6	-	1,729.7
Deferred compensation cost	361.2	129.9	-	(1.5)	489.6
Investment tax credits	945.0	(925.9)	-	-	19.1
Others	681.2	887.0	-	(11.7)	1,556.5

	$69,185.9	$(5,112.8)	$124.6	$(21.9)	$64,175.8

Deferred income tax liabilities

Temporary differences
Others	$(1,031.4)	$976.8	$-	$0.8	$(53.8)

c.	The deductible temporary differences for which no deferred income tax assets have been recognized
As of December 31, 2022 and 2023, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$26,790.9 million and NT$52,686.2 million, respectively.

d.	Unused tax-exemption information
As of December 31, 2022, the profits generated from the following project of TSMC are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2009 by TSMC	2018 to 2022

e.	The information of unrecognized deferred income tax liabilities associated with investments
As of December 31, 2022 and 2023, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to NT$222,682.6 million and NT$254,182.9 million, respectively.

f.	Income tax examination
The tax authorities have examined income tax returns of TSMC through 2021. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

27.	EARNINGS PER SHARE

	Years Ended December 31
	2021	2022	2023
	(NT$)	(NT$)	(NT$)

Basic EPS	$22.84	$38.29	$32.85

Diluted EPS	$22.84	$38.29	$32.85

EPS is computed as follows:

	Years Ended December 31
	2021	2022	2023
	(NT$)	(NT$)	(NT$)

Basic EPS
Net income available to common shareholders of the parent (in millions)	$592,359.2	$992,923.4	$851,740.0

Weighted average number of common shares outstanding used in the computation of basic EPS (in millions)	25,930.3	25,929.2	25,929.2

Basic EPS (in dollars)	$22.84	$38.29	$32.85

Diluted EPS
Net income available to common shareholders of the parent (in millions)	$592,359.2	$992,923.4	$851,740.0

Weighted average number of common shares outstanding used in the computation of basic EPS (in millions)	25,930.3	25,929.2	25,929.2
Effects of all dilutive potential common shares (in millions)	-	0.2	0.1

Weighted average number of common shares used in the computation of diluted EPS (in millions)	25,930.3	25,929.4	25,929.3

Diluted EPS (in dollars)	$22.84	$38.29	$32.85

28.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Equity-settled share-based payment-RSAs
The
RSAs
in each year are as follows:

	2021 RSAs	2022 RSAs	2023 RSAs

Resolution Date of TSMC’s shareholders in its meeting	July 26, 2021	June 8, 2022	June 6, 2023
Resolution Date of TSMC’s Board of Directors in its meeting	February 15, 2022	February 14, 2023	February 6, 2024
Issuance of stocks (in millions)	1.4	2.1	3.0
Eligible employees	Executive officers	Executive officers	Executive officers
Grant date/Issuance date	March 1, 2022	March 1, 2023	March 1, 2024
Vesting conditions of the aforementioned arrangement are as follow:

1)	The RSAs granted to eligible employees can only be vested if

●	the employee remains employed by the Company on the last date of each vesting period;

●	during the vesting period, the employee may not breach any agreement with the Company or violate the Company’s work rules; and

●	certain employee performance metrics and TSMC’s business performance metrics are met.

2)
The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of TSMC’s business performance metrics.

3)
For eligible executive officers of TSMC: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on TSMC’s relative Total Shareholder Return (“TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation and People Development Committee evaluation of TSMC’s Environmental,
Social
, and Governance (“ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%

4)	Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:

●
During each vesting period, no employee granted RSAs, except for inheritance
, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

●
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

5)	Details of granted RSAs in each year are as follows:

	2021 RSAs	2022 RSAs
	Number of Shares (In Millions)	Number of Shares (In Millions)

Balance, beginning of year	1.4	-
Issuance of stocks	-	2.1
Vested shares	(0.3)	-
Canceled shares	(0.4)	-

Balance, end of year	0.7	2.1

Weighted-average fair value of RSAs (NT$ in dollars)	$325.81	$277.71

The RSAs in each year are measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

	2021 RSAs	2022 RSAs
	March 1, 2022	March 1, 2023

Stock price at measurement date (NT$ in dollars)	$604	$511
Expected price volatility	25.34%-28.28%	29.34%-32.11%
Expected life	1-3 years	1-3 years
Risk-free interest rate	0.57%	1.06%
Refer to Note 29 for the compensation costs of the RSAs recognized by TSMC.
On February 6, 2024, TSMC’s Board of Directors approved the issuance of RSAs for year 2024 of no more than 4.2 million common shares. The grants will be made free of charge. The actual number of shares to be issued will be resolved by the Board of Directors after the RSAs is approved at the shareholders’ meeting and by the competent authority.

b.	Cash-settled share-based payment arrangements
The cash-settled share-based payment arrangements in each year are as follows:

	2021 Plan	2022 Plan	2023 Plan

Resolution Date of TSMC’s Board of Directors in its meeting	February 15, 2022	February 14, 2023	February 6, 2024
Issuance of units (in millions) (Note)	0.2	0.4	0.6
Grant date	March 1, 2022	March 1, 2023	March 1, 2024

Note:	One unit of the right represents a right to the market value of one TSMC’s common share when vested.
The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs.

The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

	Years Ended December 31
	2022	2023
	2021 Plan	2021 Plan	2022 Plan

Stock price at measurement date (NT$ in dollars)	$ 451	$ 593	$ 593
Expected price volatility	28.80%-32.19%	24.76%-29.05%	24.76%-29.05%
Residual life	1-3 years	1-2 years	1-3 years
Risk-free interest rate	1.09%	1.14%	1.15%
Refer to Note 29 for the compensation costs of the cash-settled share-based payment recognized by TSMC. As of December 31, 2022 and 2023, the liabilities under cash-settled share-based payment arrangement amounted to NT$30.8 million and NT$62.7 million, respectively.

29.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2021	2022	2023

	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

a. Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$386,103.9	$399,638.8	$492,827.4
Recognized in operating expenses	27,936.2	28,850.5	30,097.8
Recognized in other operating income and expenses	147.6	8.9	7.5

	$414,187.7	$428,498.2	$522,932.7

b. Amortization of intangible assets

Recognized in cost of revenue	$5,574.3	$6,086.3	$6,538.1
Recognized in operating expenses	2,632.9	2,669.8	2,720.1

	$8,207.2	$8,756.1	$9,258.2

c. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$3,711.0	$4,550.4	$5,365.5
Defined benefit plans	192.5	208.6	281.4

	3,903.5	4,759.0	5,646.9
Share-based payments
Equity-settled	7.8	302.4	483.0
Cash-settled	-	32.7	61.4

	7.8	335.1	544.4
Other employee benefits	161,035.8	234,367.9	233,517.3

	$164,947.1	$239,462.0	$239,708.6

(Continued)

	Years Ended December 31
	2021	2022	2023

	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Employee benefits expense summarized by function
Recognized in cost of revenue	$98,012.8	$139,361.4	$133,334.7
Recognized in operating expenses	66,934.3	100,100.6	106,373.9

	$164,947.1	$239,462.0	$239,708.6

(Concluded)
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

	Years Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Profit sharing bonus to employees	$35,601.5	$60,702.0	$50,090.5

TSMC’s profit sharing bonus to employees and compensation to directors for 2021, 2022 and 2023 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Resolution Date of TSMC’s Board of Directors in its meeting	February 15 , 2022	February 14 , 2023	February 6 , 2024

Profit sharing bonus to employees	$35,601.5	$60,702.0	$50,090.5

Compensation to directors	$487.5	$690.1	$552.0

There is no significant difference between the aforementioned approved amounts and the amount
s c
harged against earnings of 2021, 2022 and 2023, respectively.

30.	GOVERNMENT GRANTS
Subsidiaries such as JASM and TSMC Nanjing
rece
ived subsidies from the governments of Japan
and
China, respectively, for local plants setup and operation, which were mainly used to subsidize the purchase costs of property, plant and equipment as well as partial costs and expenses incurred from plant con struction an
d production. For the years ended December 31, 2021, 2022 and 2023, TSMC received a total of NT$827.9 million, NT$7,051.4 million and NT$47,545.9 million as government grants respectively.

31.	CASH FLOW INFORMATION

a.	Non-cash transactions

	Years Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Additions of financial assets at FVTOCI	$253,613.9	$45,126.2	$62,779.0
Discontinuation of significant influence from investment accounted for using the equity method	-	-	(10.7)
Conversion of convertible bonds into equity securities	-	-	(145.1)
Exchange of equity instruments	(106.2)	-	-
Changes in accrued expenses and other current liabilities	2,381.0	9,440.5	128.8

Payments for acquisition of financial assets at FVTOCI	$255,888.7	$54,566.7	$62,752.0

Disposal of financial assets at FVTOCI	$251,201.4	$43,130.9	$35,346.9
Changes in other financial assets	3,509.3	1,832.5	351.7
Exchange of equity instruments	(106.2)	-	-

Proceeds from disposal of financial assets at FVTOCI	$254,604.5	$44,963.4	$35,698.6

Additions of property, plant and equipment	$835,406.3	$1,139,892.1	$897,557.1
Changes in other financial assets	1,934.0	5,730.1	44.5
Exchange of assets	(3,256.5)	(275.6)	(78.0)
Changes in payables to contractors and equipment suppliers	5,153.3	(60,638.2)	40,750.2
Changes in accrued expenses and other current liabilities	-	630.6	17,832.8
Transferred to initial carrying amount of hedged items	(41.4)	-	39.9
Capitalized interests	-	(2,666.9)	(6,329.7)

Payments for acquisition of property, plant and equipment	$839,195.7	$1,082,672.1	$949,816.8

b.	Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2021	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2021
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Short-term loans	$88,559.0	$35,668.4	$(8,777.5)	$-	$(528.6)	$114,921.3
Bonds payable	256,705.1	361,255.1	(3,646.9)	-	157.3	614,470.6
Long-term bank loans	1,967.6	1,510.0	-	-	(1.8)	3,475.8
Lease liabilities	22,388.6	(2,178.3)	(82.3)	2,619.4	193.3	22,940.7

Total	$369,620.3	$396,255.2	$(12,506.7)	$2,619.4	$(179.8)	$755,808.4

			Non-cash Changes
	Balance as of January 1, 2022	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2022
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Short-term loans	$114,921.3	$(111,960.0)	$(2,372.0)	$-	$(589.3)	$-
Bonds payable	614,470.6	193,479.3	44,183.1	-	303.4	852,436.4
Long-term bank loans	3,475.8	2,503.3	-	-	(5.2)	5,973.9
Lease liabilities	22,940.7	(2,690.8)	137.2	11,713.4	267.1	32,367.6

Total	$755,808.4	$81,331.8	$41,948.3	$11,713.4	$(24.0)	$890,777.9

			Non-cash changes
	Balance as of January 1, 2023	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2023
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Hedging financial liabilities- bank loans	$-	$27,908.6	$(618.2)	$-	$-	$27,290.4
Bonds payable	852,436.4	67,511.3	587.7	-	362.1	920,897.5
Long-term bank loans	5,973.9	693.1	-	-	11.6	6,678.6
Lease liabilities	32,367.6	(3,228.3)	(31.7)	2,002.8	382.0	31,492.4

Total	$890,777.9	$92,884.7	$(62.2)	$2,002.8	$755.7	$986,358.9

Note:	Other changes include amortization of bonds payable, amortization of long-term bank loan interest subsidy, financial cost of lease liabilities and discounts on short-term loans.

32.	CAPITAL MANAGEMENT
The objective of the Company’s capital management is to maintain a capital structure that ensures liquidity and supports a solid investment grade credit rating. The capital structure includes both debt and equity. The Company adjusts its capital structure mainly through changes in the level of debt and adjustments of dividend payout to shareholders.
The Company’s capital management policy remained unchanged in 2023. TSMC’s current credit ratings are AA- from Standard & Poor’s and Aa3 from Moody’s, same as those as of December 31, 2022.

33.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2022	December 31, 2023
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets
FVTPL (Note 1)	$1,070.4	$14,342.1
FVTOCI (Note 2)	136,483.3	167,150.8
Hedging financial assets	2.3	-
Amortized cost (Note 3)	1,727,306.6	1,842,412.6

	$1,864,862.6	$2,023,905.5

(Continued)

	December 31, 2022	December 31, 2023
	NT$	NT$
	(In Millions)	(In Millions)
Financial liabilities
FVTPL (Note 4)	$116.2	$121.4
Hedging financial liabilities	0.8	27,334.2
Amortized cost (Note 5)	1,669,270.6	1,741,356.6

	$1,669,387.6	$1,768,812.2

(Concluded)

Note 1:	Financial assets mandatorily measured at FVTPL.

Note 2:	Including notes and accounts receivable (net), equity and debt investments.

Note 3:
Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (including those classified under other current assets and other noncurrent assets).

Note 4:	Held for trading.

Note 5:
Including accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.

b.	Financial risk management objectives
The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.
The plans for material treasury activities are reviewed by the Audit and Risk Committee and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk
The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.
Foreign currency risk
Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures and equity investments are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts and non-derivative financial instruments, such as currency forwards, currency swaps and bank loans denominated in foreign currency, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities, certain forecasted transactions, and net investments in foreign operations. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the years ended December 31, 2021, 2022 and 2023, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$1,435.3 million, NT$1,704.6 million and NT$891.0 million, respectively, after taking into account hedges and offsetting positions.
Interest rate risk
The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.
The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI and amortized cost. Those classified as FVTOCI may have their fair value adversely affected due to an increase in interest rates, but for those classified as amortized cost, their carrying amount will not be affected by changes in interest rates. At the same time, if interest rates fall, cash and cash equivalents may generate less interest income than expected. The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.
Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$3,767.1 million, NT$3,831.3 million and NT$3,842.0 million for the years ended December 31, 2021, 2022, and 2023, respectively.
The majority of the Company’s debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.
Other price risk
The Company is exposed to mutual funds and equity price risk arising from financial assets at FVTPL and FVTOCI.
Assuming a hypothetical decrease of 10% in prices of the mutual funds and equity investments at the end of the reporting period, the net income would have decreased by NT$1,073.4 million for the year ended December 31, 2023, and the other comprehensive income would have decreased by NT$595.8 million, NT$631.5 million and NT$954.9 million for the years ended December 31, 2021, 2022 and 2023, respectively.

d.	Credit risk management
Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.
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

As of December 31, 2022 and 2023, the Company’s ten largest customers accounted for 82% and 91% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.
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
The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio
Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	-
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	-
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	-
For the years ended December 31, 2021, 2022 and 2023, the expected credit loss decreased NT$3.3 million, increased NT$57.9 million and increased NT$35.8 million, respectively. The changes were mainly due to increased investment amount and adjusted investment portfolio.

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

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

December 31, 2022

Non-derivative financial liabilities

Accounts payable (including related parties)	$56,522.3	$-	$-	$-	$56,522.3
Payables to contractors and equipment suppliers	213,499.6	-	-	-	213,499.6
Accrued expenses and other current liabilities	219,588.0	-	-	-	219,588.0
Bonds payable	34,668.9	94,869.1	320,211.5	625,049.5	1,074,799.0
Long-term bank loans	1,278.1	3,533.2	1,360.5	-	6,171.8
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,999.9	5,367.8	4,754.0	22,589.1	35,710.8
Others	-	166,266.7	10,518.5	783.2	177,568.4

	528,556.8	270,036.8	336,844.5	648,421.8	1,783,859.9

Derivative financial instruments

Forward exchange contracts
Outflows	103,617.4	-	-	-	103,617.4
Inflows	(104,600.1)	-	-	-	(104,600.1)

	(982.7)	-	-	-	(982.7)

	$527,574.1	$270,036.8	$336,844.5	$648,421.8	$1,782,877.2

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

December 31, 2023

Non-derivative financial liabilities

Hedging financial liabilities-bank loans	$27,290.4	$-	$-	$-	$27,290.4
Accounts payable (including related parties)	57,293.1	-	-	-	57,293.1
Payables to contractors and equipment suppliers	171,484.6	-	-	-	171,484.6
Accrued expenses and other current liabilities	241,118.9	-	-	-	241,118.9
Bonds payable	24,890.5	224,062.9	303,525.3	583,364.2	1,135,842.9
Long-term bank loans	2,371.3	3,889.0	585.1	-	6,845.4
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,181.6	5,248.3	4,662.9	21,754.4	34,847.2
Others	-	165,188.4	6,303.1	2,908.7	174,400.2

	527,630.4	398,388.6	315,076.4	608,027.3	1,849,122.7

Derivative financial instruments

Forward exchange contracts
Outflows	64,826.4	-	-	-	64,826.4
Inflows	(65,384.0)	-	-	-	(65,384.0)

	(557.6)	-	-	-	(557.6)

	$527,072.8	$398,388.6	$315,076.4	$608,027.3	$1,848,565.1

Note: Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

December 31, 2022

Lease liabilities	$10,241.7	$7,329.0	$4,233.9	$784.5	$22,589.1

December 31, 2023

Lease liabilities	$10,197.5	$7,121.6	$4,117.1	$318.2	$21,754.4

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated statements of financial position
Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)	Fair value of financial instruments that are measured at fair value on a recurring basis
Fair value hierarchy
The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$947.5	$-	$947.5
Convertible bonds	-	-	122.9	122.9

	$-	$947.5	$122.9	$1,070.4

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$66,116.2	$-	$66,116.2
Agency mortgage-backed securities	-	28,367.9	-	28,367.9
Government bonds/Agency bonds	18,845.5	116.3	-	18,961.8
Asset-backed securities	-	9,274.7	-	9,274.7
Investments in equity instruments
Non-publicly traded equity investments	-	-	6,159.2	6,159.2
Publicly traded stocks	277.9	-	-	277.9
Notes and accounts receivable, net	-	7,325.6	-	7,325.6

	$19,123.4	$111,200.7	$6,159.2	$136,483.3

(Continued)

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$2.3	$-	$-	$2.3

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$116.2	$-	$116.2

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$0.8	$-	$-	$0.8

(Concluded)

	December 31, 2023
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$13,307.2	$13,307.2
Forward exchange contracts	-	701.2	-	701.2
Convertible bonds	-	-	223.4	223.4
Mutual funds	-	-	110.3	110.3

	$-	$701.2	$13,640.9	$14,342.1

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$79,605.5	$-	$79,605.5
Agency mortgage-backed securities	-	37,959.7	-	37,959.7
Government bonds/ Agency bonds	22,091.1	247.8	-	22,338.9
Asset-backed securities	-	9,898.8	-	9,898.8
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,208.7	7,208.7
Publicly traded stocks	4,727.9	-	-	4,727.9
Notes and accounts receivable, net	-	5,411.3	-	5,411.3

	$26,819.0	$133,123.1	$7,208.7	$167,150.8

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$121.4	$-	$121.4

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$43.8	$-	$-	$43.8

Reconciliation of Level 3 fair value measurements of financial assets
The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI and financial assets at FVTPL. Reconciliations for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Years Ended December 31
	2021	2022	2023
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Balance, beginning of year	$4,514.9	$5,887.9	$6,282.1
Additions	319.2	715.6	14,887.2
Recognized in profit or loss	-	-	12.3
Recognized in other comprehensive income or loss	1,821.8	(373.2)	262.4
Disposals and proceeds from return of capital of investments	(700.2)	(359.5)	(128.0)
Transfers out of level 3 (Note)	-	(139.8)	-
Effect of exchange rate changes	(67.8)	551.1	(466.4)

Balance, end of year	$5,887.9	$6,282.1	$20,849.6

Note:	The transfer from level 3 to level 1 is because quoted prices (unadjusted) in active markets data became available for the equity investments.
Valuation techniques and assumptions used in Level 2 fair value measurement
The fair values of financial assets and financial liabilities are determined as follows:

●
The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities and government bonds are determined by quoted market prices provided by third party pricing services.

●	The fair values of forward contracts are measured using forward rates and discount rates derived from quoted market prices.

●	The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.
Valuation techniques and assumptions used in Level 3 fair value measurement
The fair values of mutual funds and non-publicly traded equity investments (excluding those trading on the Emerging Stock Board) are mainly determined by using the asset approach and market approach.
The asset approach takes into account the net asset value measured at the fair value by independent parties. On December 31, 2022 and 2023, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$48.7 million and NT$52.7 million, respectively, if discounts for lack of marketability increase by 1%.
For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

In addition, the fair values of convertible preferred stocks and convertible bonds are prior transaction prices.

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
Fair value hierarchy
The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	December 31, 2022
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$80,994.9	$-	$80,236.1	$80,236.1
Commercial paper	48,732.5	-	48,882.0	48,882.0

	$129,727.4	$-	$129,118.1	$129,118.1

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$852,436.4	$-	$765,301.5	$765,301.5

	December 31, 2023
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$113,785.4	$-	$113,694.4	$113,694.4
Commercial paper	18,371.7	-	18,385.3	18,385.3
Government bonds/Agency bonds	13,803.5	2,751.9	11,053.3	13,805.2

	$145,960.6	$2,751.9	$143,133.0	$145,884.9

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$920,897.5	$-	$849,236.9	$849,236.9

Valuation techniques and assumptions used in Level 2 fair value measurement
The fair values of corporate bonds, the Company’s bonds payable and agency bonds are determined by quoted market prices provided by third party pricing services.
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
Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore, those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates

b.	Net revenue

		Years Ended December 31
		2021	2022	2023
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)

Item	Related Party Categories

Net revenue from sale of goods	Associates	$8,475.9	$15,351.5	$13,406.0

c.	Purchases

	Years Ended December 31
	2021	2022	2023
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Related Party Categories

Associates	$7,569.8	$6,423.9	$4,562.2

d.	Receivables from related parties

		December 31, 2022	December 31, 2023
		NT$ (In Millions)	NT$ (In Millions)

Item	Related Party Name

Receivables from related parties	GUC	$1,471.4	$514.8
	Xintec	112.6	109.6

		$1,584.0	$624.4

Other receivables from related parties	SSMC	$68.3	$58.1
	VIS	0.7	13.8

		$69.0	$71.9

e.	Payables to related parties

		December 31, 2022	December 31, 2023
		NT$ (In Millions)	NT$ (In Millions)

Item	Related Party Name

Payables to related parties	Xintec	$1,047.4	$1,020.2
	SSMC	386.0	457.3
	VIS	190.6	66.7
	Others	18.6	22.1

		$1,642.6	$1,566.3

f.	Accrued expenses and other current liabilities

		December 31, 2022	December 31, 2023
		NT$ (In Millions)	NT$ (In Millions)

Item	Related Party Categories

Contract liabilities	Associates	$1,075.7	$1,666.1

g.	Others

		Years Ended December 31
		2021	2022	2023
		NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Item	Related Party Categories

Manufacturing expenses	Associates	$5,459.9	$6,011.5	$5,043.5

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

h.	Compensation of key management personnel
The compensation to directors and other key management personnel were as follows:

	Years Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Short-term employee benefits	$2,886.8	$4,369.1	$3,492.3
Post-employment benefits	2.9	3.0	3.9
Share-based payments	-	286.2	525.8

	$2,889.7	$4,658.3	$4,022.0

The compensation to directors and other key management personnel were determined by the Compensation and People Development Committee of TSMC in accordance with the individual performance and market trends.

35.	PLEDGED ASSETS
The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of December 31, 2022 and 2023, the aforementioned other financial assets amounted to NT$129.1 million and NT$124.3 million, respectively.

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

c.
In September 2022, Daedalus Prime LLC (“Daedalus”) filed complaints in the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and other companies infringe four U.S. patents. The ITC instituted an investigation in October 2022. In June 2023, Daedalus dropped two of the asserted patents in the ITC.

Also in June 2023, Daedalus filed another complaint in the Eastern District of Texas alleging that TSMC infringes five U.S. patents. In September 2023, the ITC granted the parties’ joint motion to suspend the procedural schedule while the parties finalize the settlement agreement and then request termination of the ITC Investigation and related litigations. In October 2023, the parties jointly requested the ITC to terminate the investigation and Eastern District of Texas to dismiss the related litigations. In November 2023, the ITC investigation was terminated and the related litigations in the Eastern District of Texas were dismissed.

d.
TSMC entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

e.	TSMC entered into a long-term purchase agreement of equipment. The relative fulfillment quantity and price are specified in the agreement.

f.	TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

g.	Amounts available under unused letters of credit as of December 31, 2022 and 2023 were NT$384.0 million and NT$434.0 million, respectively.

h.
The Company entrusted financial institutions to provide performance guarantees mainly for import and export of goods, lease agreement and energy purchase agreement. As of December 31, 2022 and 2023, the aforementioned guarantee amounted to NT$7,623.3 million and NT$8,013.0 million, respectively.

37.	SIGNIFICANT SUBSEQUENT EVENTS
On April 3, 2024, an earthquake struck Taiwan. The resulting damage was mostly to inventories and equipment. Based on a preliminary assessment, the Company estimated related earthquake losses to be approximately NT$3 billion, net of insurance claim, and will recognize it in the second quarter of 202
4.

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

b.	Geographic and major customers’ information were as follows:

1)	Geographic information

	December 31,	December 31,
	2022	2023
	NT$	NT$
Noncurrent Assets	(In Millions)	(In Millions)

Taiwan	$2,510,238.7	$2,525,608.4
United States	153,137.8	420,093.1
China	90,349.7	97,268.8
Japan	15,432.5	94,558.9
Europe, the Middle East and Africa	140.7	146.2
Others	1.9	0.4

	$2,769,301.3	$3,137,675.8

Noncurrent assets include property, plant and equipment, right-of-use assets, intangible assets and other noncurrent assets.

2)	Major customers representing at least 10% of net revenu e

	Years Ended December 31
	2021		2022		2023
	Amount	%	Amount	%	Amount	%
	NT$		NT$		NT$
	(In Millions)		(In Millions)		(In Millions)

Customer A	$405,403.0	26	$ 529,649.2	23	$546,550.9	25
Customer B	153,740.8	10	NA	NA	241,152.4	11
Note:  Revenue less than 10% of the Company’s net revenue.