Form 20-F
period 2024-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2025-04-17
CIK 1046179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
2024, 25,932,733,242
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

Taiwan Semiconductor Manufacturing Company Limited

EX-1.1 ARTICLES OF INCORPORATION OF TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED, AS AMENDED AND RESTATED ON JUNE 4, 2024.

EX-2a.1 DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT.

i

EX-4.13 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO THE FABS LOCATED IN SOUTHERN TAIWAN SCIENCE PARK (EFFECTIVE JANUARY 1, 2025 TO DECEMBER 31, 2044) (ENGLISH SUMMARY).

EX-4.14 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO THE FABS LOCATED IN SOUTHERN TAIWAN SCIENCE PARK (EFFECTIVE JANUARY 1, 2025 TO DECEMBER 31, 2044) (ENGLISH SUMMARY).

EX-4.16 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO THE FABS LOCATED IN SOUTHERN TAIWAN SCIENCE PARK (EFFECTIVE JANUARY 1, 2025 TO DECEMBER 31, 2044) (ENGLISH SUMMARY).

EX-4.52 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED GLOBAL EMPLOYEE STOCK PURCHASE PLAN FOR ADSs.

EX-4.64 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO AP7 (EFFECTIVE JUNE 20, 2024 TO JUNE 30, 2043) (ENGLISH SUMMARY).

EX-4.65 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO AP7 (EFFECTIVE AUGUST 1, 2024 TO JUNE 30, 2043) (ENGLISH SUMMARY).

EX-4.66 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO AP8P1 (EFFECTIVE NOVEMBER 20, 2024 TO DECEMBER 31, 2044) (ENGLISH SUMMARY).

EX-4.67 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO AP8P1 (EFFECTIVE JANUARY 1, 2025 TO DECEMBER 31, 2044) (ENGLISH SUMMARY).

EX-4.68 LAND LEASE WITH KAOHSIUNG CITY GOVERNMENT RELATING TO FAB22 (EFFECTIVE SEPTEMBER 1, 2024 TO DECEMBER 31, 2026) (ENGLISH SUMMARY).

EX-4.69 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION RELATING TO FAB20 (EFFECTIVE NOVEMBER 1, 2024 TO OCTOBER 31, 2044) (ENGLISH SUMMARY).

EX-4.70 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION RELATING TO FAB20 (EFFECTIVE FEBRUARY 3, 2025 TO DECEMBER 31, 2044) (ENGLISH SUMMARY).

EX-4.71 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION RELATING TO HR TALENTS TRAINING CENTER (EFFECTIVE JANUARY 1, 2025 TO DECEMBER 31, 2044) (ENGLISH SUMMARY).

EX-4.72 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION RELATING TO HR TALENTS TRAINING CENTER (EFFECTIVE JANUARY 1, 2025 TO DECEMBER 31, 2044) (ENGLISH SUMMARY).

EX-4.73 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO AP7 (EFFECTIVE MARCH 5, 2025 TO JUNE 30, 2043) (ENGLISH SUMMARY).

EX-4.74 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO AP7 (EFFECTIVE MARCH 5, 2025 TO JUNE 30, 2043) (ENGLISH SUMMARY).

EX-4.75 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO TAINAN ZERO WASTE MANUFACTURING CENTER LOCATED IN TAINAN SCIENCE PARK (EFFECTIVE APRIL 1, 2025 TO MARCH 31, 2045) (ENGLISH SUMMARY).

EX-4.76 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO TAINAN ZERO WASTE MANUFACTURING CENTER LOCATED IN TAINAN SCIENCE PARK (EFFECTIVE APRIL 1, 2025 TO MARCH 31, 2045) (ENGLISH SUMMARY).

EX-8.1 SUBSIDIARIES OF TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED.

EX-11.1 INSIDER TRADING RULES OF TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

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

EX-101.DEF iXBRL TAXONOMY EXTENSION DEFINITION LINKBASE DOCUMENT

EX-101.LAB iXBRL TAXONOMY EXTENSION LABEL LINKBASE DOCUMENT

EX-101.PRE iXBRL TAXONOMY EXTENSION PRESENTATION LINKBASE DOCUMENT

EX-104 COVER PAGE INTERACTIVE DATA FILE (EMBEDDED WITHIN THE INLINE XBRL DOCUMENT)

ii

“TSMC”, “tsmc”, “jasm”, “esmc”, “Open Innovation Platform”, “CyberShuttle”, “CoWoS”, “TSMC-SoIC”, “3DFabric”, “N6e”, and “N12e” are some of our registered and/or pending trademarks used by us in various jurisdictions, including the United States of America. All rights reserved.

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. Important factors that could cause those differences include, but are not limited to:

•	general local and global economic conditions;

•	the political stability of our local region;

•	our ability to deal with the challenges and risks related to our global operations and expansion;

•	outlook of the major and emerging end markets for our products, such as high performance computing (“HPC”), smartphones, internet of things (“IoT”), automotive and digital consumer electronics;

•	the volatility of the semiconductor and electronics industry;

•	our ability to develop new technologies successfully and remain a technological leader;

•	the increased competition from other companies;

•	overcapacity in the semiconductor industry;

•	our reliance on certain major customers;

•	the reliability of our information technology systems and resilience to any cyberattacks;

•	our ability to maintain control over expansion and facility modifications;

•	our ability to generate growth and profitability;

•	our ability to hire and retain qualified personnel;

•	our ability to acquire required equipment and supplies necessary to meet business needs;

•	our ability to protect our technologies, intellectual property (“IP”) rights and third-party licenses;

•	disruptive events or industrial accidents;

•	shortages or increased prices of power and other utilities; and

•	fluctuations in foreign currency rates, in particular, any material appreciation of the NT dollar against the U.S. dollar, and our ability to manage such risks.

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

EXCHANGE RATES

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “$,” “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars in this annual report were made at NT$32.79 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024.

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

Since 2018, there have been political and trade tensions among a number of the world’s major economies. These tensions have resulted or may result in the implementation of tariff, non-tariff trade barriers, sanctions, export controls and other measures that have been particularly impactful to the semiconductor industry and related markets. Prolonged or increased use of such measures may negatively impact the growth of the global economy and the semiconductor industry, resulting in declines in electronic products sales from which we generate our income through our products and services. For example, U.S. President Donald Trump announced on April 2, 2025 a 10% baseline tariff on imports into the United States from all countries, as well as varying reciprocal tariffs on certain trading partners, including Taiwan. The varying reciprocal tariffs, except those on Chinese goods, were then paused until July 9, 2025; imports subject to variable reciprocal tariffs will instead be subject to the baseline 10% tariff during the period. Semiconductors were not subject to the reciprocal tariffs announced on April 2, 2025. However, given ongoing discussions between the United States and its trading partners, there remains significant uncertainty about whether the United States may further change the scope and level of tariffs it imposes, including any potential tariffs it may impose on semiconductor imports. Any tariffs imposed on imports of semiconductors and products incorporating chips into the United States may result in increased costs for purchasing such products, which may, in turn, lead to decreased demand for our products and services and adversely affect our business and future growth. Also, any increase in the use of export control restrictions and sanctions to target certain countries and entities, any expansion of the extraterritorial jurisdiction of such measures, or complete or partial ban on semiconductor products sales to certain entities could impact not only our ability to continue supplying products to those customers, but also our customers’ demand for our products, and could even lead to changes in semiconductor supply chains. For example, the U.S. tightened its export control measures against Huawei Technology Co. Ltd. and its affiliates (collectively, “Huawei”) in 2020. To comply with relevant laws and regulations, we have discontinued shipment of products to Huawei since September 2020. In October 2022 and October 2023, the U.S. adopted additional export controls (the “October Rules”) over specified countries (including China) under the U.S. Export Administration Regulations (“U.S. EAR”) on certain advanced computing integrated circuits (“ICs”), computer commodities that contain such ICs, and certain semiconductor manufacturing items, as well as controls on transactions involving items for supercomputer and semiconductor manufacturing end-uses. The controls impose license requirements for items subject to the U.S. EAR where the items are destined to a semiconductor fabrication facility in China that fabricates ICs meeting specified advanced node parameters as well as for U.S. persons’ activities supporting such facility or semiconductor manufacturing items. In response, we obtained from the U.S. Department of Commerce a Validated End-User (the “VEU”) authorization for our fab located in Nanjing, China, which is a permanent authorization that allows our fab in Nanjing to receive exports of eligible items from the U.S. without separate licenses. However, there is no assurance that the VEU authorization we obtained will not be terminated in the future. The restrictions imposed by the October Rules on exports of advanced computing ICs are further reinforced by the U.S.’ new rules issued in January 2025. Under the new rules, we may need to obtain an export license prior to shipping products using 16-nanometer or below process to any global destination unless specific conditions are met. As a result, shipments of certain products may be delayed or prohibited due to the license requirements and our financial results may be adversely affected.

On the other hand, measures adopted by an affected country to counteract the impact of another country’s actions or regulations could lead to significant legal liability to multinational corporations including our own. For example, in January 2021, China adopted a blocking statute that, among other matters, entitles Chinese entities incurring damages from a multinational’s compliance with foreign laws to seek civil remedies. As of the date of this annual report, our current results of operations have not been materially affected by the expanded export control regulations or the novel rules or measures adopted to counteract them. Nevertheless, depending on future developments in global trade tensions and military conflicts, such regulations, rules, or measures may have an adverse impact on our business and operations, and we may incur significant legal liability and financial losses as a result. Please see “Our failure to comply with applicable laws and regulations material to our operations, such as export control, environmental and climate related laws and regulations, or the inability to timely obtain requisite approvals necessary for the conduct of our business, such as fab land and construction approvals, could harm our business and operational results or subject us to potential significant legal liability” for a further discussion.

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

Any law or government policy that encourages our customers to relocate their manufacturing capacity or supply chain to their own countries or require their respective contractors, subcontractors and relevant agents to do so could also impair our ability to sustain our current level of productivity and manufacturing efficiency. An important aspect of our business operation is an ecosystem of interconnected semiconductor fabs, employees and suppliers in the R.O.C. that provides us with significant operational synergies, flexibility and efficiencies. For example, we are able to temporarily reassign thousands of our engineers and other relevant personnel from one manufacturing site to another to refine specific designs and adapt manufacturing processes in a timely manner. These advantages permit us to operate our manufacturing fabs efficiently and resolve any technical or commercial difficulties quickly to maintain our competitive edge. Restrictions on our ability to transfer people among our operations in the R.O.C., the United States, the P.R.C., Japan, and Europe efficiently due to challenges such as regional employment rules and regulations, and immigration or travel restrictions, may impair or reduce these advantages, and we may not be able to sustain our current ability to supply our customers with goods and services at the current level of cost, quality, quantity and delivery schedule to which our customers have been accustomed.

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

•

disruptions to our operations caused by natural or man-made disasters, including earthquakes, flooding, typhoons, droughts, tsunamis, sandstorms, wildfires, volcanic eruptions, fire, gas/chemical leakage or spill, pandemic, cyberattacks, supply chain disruption, geopolitical tensions, labor issues, sabotage, failure of critical facilities and equipment and disruptions in utilities, such as water, electricity and natural gas, etc.;

•	scarcity of industrial-use land, which could limit our future expansion of operations;

•	compliance with applicable foreign laws and regulations, and the risk of penalties if our practices are deemed not to be in compliance;

•

challenges in managing information technology infrastructure in multiple locations and across different systems and risks of our information technology infrastructure succumbing to cyberattacks worldwide;

•	adverse changes relating to government grants or other government incentives, including non-receipt, delay and potential claw backs of government subsidies;

•

challenges in creating an inclusive workplace in new sites to embrace the cultural differences and managing the operation over large geographic distances and in context of different employment practices and labor laws and regulations;

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

A vast majority of our revenue is derived from customers who use our products in HPC (including AI applications), smartphones, IoT, automotive, and digital consumer electronics. Any deterioration in or a slowdown in the growth of such end markets resulting in a substantial decrease in the demand for overall global semiconductor foundry services, including our products and services, could adversely affect our revenue. Further, semiconductor manufacturing facilities require substantial investment to construct and are largely fixed cost assets once they are in operation. Because we own most of our manufacturing capacities, a significant portion of our operating costs is fixed. In general, these costs do not decline when customer demand or our capacity utilization rates drop, and thus declines in customer demand, among other factors, may significantly decrease our margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which can improve our margins. In addition, the historical trend of declining average selling prices (“ASP”) of end-use applications places downward pressure on the prices of the components that go into such applications. Decreases in the ASP of end-use applications may increase pricing pressure on components produced by us, which, in turn, may negatively impact our revenue, margin and earnings.

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

The semiconductor industry and its technologies are constantly changing. We compete by developing process technologies using increasingly advanced nodes and manufacturing products with more functions. We also compete by developing new derivative technologies. If we do not anticipate these changes in technologies and rapidly develop new and innovative technologies, or our competitors unforeseeably gain sudden access to additional technologies, we may not be able to provide foundry services on competitive terms. For example, the global surge in the development of AI has had a significant impact on customer demand for advanced semiconductor chips and the market dynamics in our industry; thus, our ability to continuously develop relevant technologies, products and services to meet these customer needs and changes in the AI industry will be critical for us to effectively compete in this space. We also believe that the effective use of AI in our internal operations is important to our long-term success. As the AI technologies are rapidly evolving, if we are unable to deploy new AI technologies in our internal operations as effectively as our competitors, it may hurt our competitive position. In addition, our customers have significantly decreased the time in which their products or services are launched into the market. If we are unable to meet these shorter product time-to-market, we risk losing these customers. These factors have also been intensified by the shift of the global technology market to consumer driven products, such as smartphones, and increasing competition and concentration of customers (all further discussed among these risk factors). Also, the uncertainty and instability inherent in advanced technologies impose challenges for achieving expected product quality and product yield. If we fail to maintain quality, it may result in loss of revenue and additional cost, as well as loss of business or customer trust. If we are unable to overcome the above factors, we may become less competitive and our revenue may decline significantly.

In light of the rise of new foundry service providers worldwide, if we are unable to compete effectively in the highly competitive foundry segment of the semiconductor industry, including through equal access to governmental financial incentives, especially those available to our competitors, we may lose customers and/or our profit margin and earnings may decrease.

The competition in the semiconductor foundry segment is fierce. We compete with other foundry service providers, as well as a number of integrated device manufacturers. Some of these companies may have access to more advanced or different technologies than us. Other companies may have greater financial and other resources than us, such as the possibility of receiving direct or indirect government subsidies, economic stimulus funds, or other incentives that may be unavailable to us. The governments of the United States, China, Europe, South Korea and Japan provide various incentive programs to promote developments of their domestic semiconductor industries, such as the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (the “U.S. CHIPS Act”), which provides financial incentives to incentivize the development of U.S. semiconductor industry. In November 2024, TSMC Arizona Corporation (“TSMC Arizona”) entered into agreements with the U.S. Department of Commerce for the receipt of certain incentives pursuant to the U.S. CHIPS Act, which includes up to US$6.6 billion in total direct funding and up to US$5 billion of proposed loans. Please see “Item 4. Information on The Company – Our Subsidiaries and Affiliates.” In December 2024, ESMC, our subsidiary in Germany, entered into an agreement with the Federal Republic of Germany for the receipt of up to EUR5 billion state aid under the European Chips Act (Regulation (EU) 2023/1781). Although governments in certain of the countries or regions where we are currently expanding or planning to expand our production capacity have extended or may in the future extend certain financial incentives to us, there is no assurance that we will be able to receive such financial incentives, including pursuant to the U.S. CHIPS Act, at the levels we anticipate or at all. Additionally, any financial incentives we receive may be subject to conditions and requirements imposed by the grantors, such as restrictions on the expansion of facilities in foreign countries of concern and on joint research and technology licensing efforts with foreign entities of concern on any technology or product that raises national security concerns. Noncompliance with the terms and conditions of the grants that we may receive could result in a delay or forfeiture of all or a portion of any future amounts to be received, as well as obligate us to repay all or a portion of amounts already received pursuant to the grants. Even if we satisfy the conditions and requirements for the funding disbursement, it is possible that the grantor may delay the disbursement or be unable to provide the funding. While we expect to continue benefiting from government incentives, failure to obtain grants that we seek, to fully utilize available grants, or to comply with the terms and conditions of grants could impact our ability to achieve our goals for the projects that would otherwise benefit from grant funding and could have an adverse effect on our business, results of operations, and financial condition.

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

We perform long-term market demand forecasts on a regular basis for our products and services to manage our overall capacity. Based on market demand, we have continued to add capacity to meet market needs for our products and services, including in Taiwan, in Arizona, U.S., in Kumamoto, Japan and in Dresden, Germany.

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

In addition, market conditions are dynamic, and our market demand forecasts may change significantly at any time. During periods of decreased demand, certain manufacturing lines or tools in some of our manufacturing facilities may be suspended or shut down temporarily. However, if demand subsequently increases rapidly over a short period of time, we may not be able to restore the capacity in a timely manner to take advantage of the upturn. In such circumstances, our financial performance and competitiveness may be adversely affected.

Having one or more large customers that account for a significant percentage of our revenue may render us vulnerable to the loss of or significant curtailment of purchases by such customers that could in turn adversely affect our results of operations. Similarly, the increasing consolidation of our customers may further increase our revenue concentration.

Over the years, our customer profile and the nature of our customers’ business have changed dramatically. While we generate revenue from hundreds of customers worldwide, our ten largest customers in 2022, 2023 and 2024 accounted for approximately, 68%, 70% and 76% of our net revenue in the respective year. Our largest customer in 2022, 2023 and 2024 accounted for 23%, 25% and 22% of our net revenue in the respective year. Our second largest customer in 2022, 2023 and 2024 accounted for less than 10%, 11%, and 12% of our net revenue in the respective year. A more concentrated customer base will subject our revenue to seasonal demand fluctuations from our large customers and cause different seasonal patterns in our business. This customer concentration results in part from the changing dynamics of the electronics industry with the structural shift to mobile and HPC devices and applications and software that provide the content for such devices.

There are only a limited number of customers who are successfully exploiting this new business model paradigm. Also, we have seen changes in the nature of our customers’ business models in response to this new business model paradigm. For example, there is a growing trend among system companies designing their own semiconductors and working directly with the semiconductor foundries, which makes their products and services more marketable in a changing consumer market. These shifting business models could lead to significant variations in our sales if the growth of their products and services, particularly in the AI sector, is volatile or not sustainable.

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

Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals, and photoresist, on a timely basis and at commercially reasonable prices. In the past, shortages in the supply of some materials, whether by specific suppliers or by the semiconductor industry generally, have resulted in occasional industry-wide price adjustments and delivery delays. Moreover, major natural disasters, trade barriers and political or economic turmoil, including military conflicts and inflation, occurring within the country of origin of such raw materials may also significantly disrupt the availability of such raw materials or increase their prices. Also, since we procure some of our raw materials from sole-sourced suppliers, there is a risk that our need for such raw materials may not be met or that back-up supplies may not be readily available. Importation and domestic production limitations may also restrict our ability to obtain adequate supplies of raw materials as well as materials of the necessary quality. In addition, recent trade tensions could result in increased prices or even unavailability of raw materials due to tariffs, export control or other non-tariff barriers. Our revenue and earnings could be adversely affected if we are unable to obtain adequate supplies of the necessary raw materials in a timely manner or if there are significant increases in the costs of raw materials.

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

Disruptions caused by natural and man-made disasters, including earthquakes, flooding, typhoons, droughts, tsunamis, sandstorms, wildfires, volcanic eruptions, fire, gas/chemical leakage or spill, pandemic, cyberattacks, supply chain disruption, geopolitical tensions, sabotage, terrorism, failure of critical facilities and equipment, disruptions in utilities, such as water, electricity and natural gas, etc., could interrupt our operations. Most of our production facilities, as well as those of many of our suppliers, customers and upstream providers of complementary semiconductor manufacturing services, are located in areas susceptible to natural disasters and may face potential shortages of electricity and/or water, which could cause interruptions to our operations. In April 2024 and January 2025, several earthquakes struck Taiwan, causing damage to our inventories, plant facilities, machinery and equipment. We recognized approximately NT$3 billion and NT$5.3 billion in losses from earthquakes, net of insurance claim, respectively, in the second quarter of 2024 and the first quarter of 2025.

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

We have occasionally suffered power outages, dips or surges caused by difficulties encountered by our electricity supplier or other power consumers on the same power grid. Some of these incidents have resulted in interruptions to our operations. Such outages, shortages or interruptions in electricity supply could further be exacerbated by changes in the energy policy of the governments. If we are unable to secure reliable and uninterrupted supply of electricity for our manufacturing fabs, our ability to fill customers’ orders would be jeopardized. Moreover, we have encountered and may continue to encounter increases in the prices of utilities. For example, effective from April 1, 2024, we became subject to a higher electricity tariff rate in Taiwan, which increased by 25% as compared to the tariff rate applicable to us in 2023. In October 2024, the electricity tariff rate further increased by 14%. The hike in electricity prices could increase our manufacturing costs and therefore adversely impact our financial results.

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

Substantially all of our sales are denominated in U.S. dollars and over half of our capital expenditures are denominated in currencies other than the NT dollar, primarily in U.S. dollars, Euros and Japanese yen. As a result, any significant fluctuations to our disadvantage in the exchange rate of the NT dollar against such currencies, in particular a weakening of the U.S. dollar against the NT dollar, would have an adverse impact on our revenue and operating profit as expressed in NT dollars. For example, every 1% depreciation of the U.S. dollar against the NT dollar would result in an approximately 0.4 percentage point decrease in our operating margin based on our 2024 results.

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

Our role in the semiconductor supply chain inherently limits our visibility and information available to us regarding the downstream use or user of final products that incorporate semiconductors manufactured by us. This constraint impedes our ability to fully ensure that semiconductors manufactured by us will not be diverted to unintended end use or end-user, including potentially by our business partners, or by third parties with an intent of circumvention. In addition, if we or our business partners fail to obtain appropriate import, export or re-export licenses or permits or are found to have violated applicable export control or sanctions laws, we may also be adversely affected, through reputational harm as well as other negative consequences, including government investigations and penalties resulting from relevant legal proceedings, as described in the above paragraph. In October 2024, we notified relevant U.S. and Taiwan authorities that one type of our customer’s chip manufactured by us might have been diverted to a restricted entity or incorporated into a restricted entity’s product, and since then have been cooperating with the authorities’ requests for additional information and documents. Despite our best efforts to comply with all relevant export control and sanctions laws and regulations, there is no assurance that our business activities will not be found incompliant with export control laws and regulations.

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

We are subject to antitrust laws and regulations in multiple jurisdictions, and from time to time receive related inquiries from enforcement agencies. With our success in the foundry business and the increasing criticism on the concentration of the semiconductor industry and sometimes directly on us, we are subject to heightened risks of antitrust investigations. In September 2017, we were contacted by the European Commission, which asked us for information and documents concerning alleged anti-competitive practices in relation to semiconductor sales. We cooperated with the European Commission to provide the requested information and documents. The European Commission subsequently decided to close the investigation in May 2020. Any adverse results of potential antitrust proceedings could harm our business and distract our management, and thereby have a material adverse effect on our results of operations or prospects, and subject us to potential significant legal liability.

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

While we are subject to tax laws and regulations in various jurisdictions in which we operate or conduct business, our principal operations are in the R.O.C. and we are exposed primarily to taxes levied by the R.O.C. government. Any unfavorable changes of tax laws and regulations in these jurisdictions could increase our effective tax rate and adversely affect our operating results. Further, changes in the tax laws of foreign jurisdictions could arise as a result of the base erosion and profit shifting (“BEPS”) project that was undertaken by the Organisation for Economic Cooperation and Development (“OECD”). These changes may increase tax uncertainty and have an adverse effect on our operating results. See “Item 5. Operating and Financial Reviews and Prospects – Taxation” for further discussion of significant tax regulation changes.

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

One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund of the R.O.C., which owned 6.38% of TSMC’s outstanding shares as of February 28, 2025, had from time to time in the past sold our shares in the form of ADSs in several transactions.

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

Our History and Structure

Our legal and commercial name is 台灣積體電路製造股份有限公司 (Taiwan Semiconductor Manufacturing Company Limited). We were founded in 1987 as a joint venture among the R.O.C. government and other private investors and were incorporated in the R.O.C. as a company limited by shares on February 21, 1987. Since our establishment, we have built a strong position in manufacturing capacity as a dedicated foundry. Our common shares have been listed on the Taiwan Stock Exchange since September 5, 1994, and our ADSs have been listed on the New York Stock Exchange (“NYSE”) since October 8, 1997.

Our Principal Office

Our principal executive office is located at No. 8, Li-Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. Our telephone number at that office is (886-3) 563-6688. Our website is www.tsmc.com. Information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

Business Overview of the Company

As a foundry, we manufacture semiconductors using our manufacturing processes for our customers based on proprietary integrated circuit designs provided by them. We offer a comprehensive range of wafer fabrication processes, including processes to manufacture complementary metal-oxide-semiconductor (“CMOS”) logic, mixed-signal, radio frequency (“RF”), embedded memory, bipolar complementary metal-oxide-semiconductor (“BiCMOS”, which uses CMOS transistors in conjunction with bipolar junction transistor) mixed-signal and others. We also offer design, mask making, TSMC 3DFabric® advanced silicon stacking and packaging technologies, and testing services. We produced 34% of the “Foundry 2.0” industry, which we define as all logic wafer manufacturing, packaging, testing, mask-making and others, an increase from 28% in 2023.

We believe that our scale and capacity, particularly for advanced technologies, is a major competitive advantage. Please see “– Semiconductor Manufacturing Capacity and Technology” and “– Capacity Management and Technology Upgrade Plans” for a further discussion of our capacity.

We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor companies, system companies to integrated device manufacturers, including, but not limited to, Advanced Micro Devices, Inc., Amazon Web Services, Inc., Broadcom Inc., Intel Corporation, MediaTek Inc., NVIDIA Corporation, NXP Semiconductors N.V., Qualcomm Inc., Renesas Electronics Corporation and Sony Semiconductor Solutions Corporation.

Our Semiconductor Facilities

We currently operate one 150mm wafer fab, six 200mm wafer fabs, nine 300mm wafer fabs, and five advanced backend fabs. Our corporate headquarters and nine of our fabs are located in the Hsinchu Science Park, two fabs are located in the Central Taiwan Science Park, five fabs are located in the Southern Taiwan Science Park, two fabs are located in the United States, one fab is located in Shanghai, one fab is located in Nanjing, and one fab is located in Japan. Our corporate headquarters and our nine fabs in Hsinchu Science Park occupy parcels of land of a total of approximately 1,440,012 square meters, of which, approximately 1,296,797 square meters of land is leased by us from the Hsinchu Science Park Administration for our eight fabs in Hsinchu Science Park under agreements that will be up for renewal between December 2026 and December 2044, and approximately 143,215 square meters of land is owned by us, where Advanced Backend Fab 6 and related offices are located. We have leased from the Central Taiwan Science Park Administration a parcel of land of approximately 590,457 square meters for our Taichung fabs under agreements that will be up for renewal between September 2029 and June 2041. We have leased from the Southern Taiwan Science Park Administration approximately 2,321,466 square meters of land for our fabs in the Southern Taiwan Science Park under agreements that will be up for renewal between November 2029 and March 2045. We have leased from the Kaohsiung City Government approximately 400,177 square meters of land in the Kaohsiung Nanzih Technology Industrial Park, where Fab 22 will be located, under agreements that will be up for renewal by December 2026. TSMC Washington, LLC (“TSMC Washington”) owns a parcel of land of approximately 1,052,186 square meters in the State of Washington in the United States, where the TSMC Washington fab and related offices are located. TSMC China Company Limited (“TSMC China”) owns the land use rights of 369,087 square meters of land in Shanghai, where Fab 10 and related offices are located. TSMC Nanjing Company Limited (“TSMC Nanjing”) owns the land use rights of 453,401 square meters of land in Nanjing, where Fab 16 and related offices are located. TSMC Arizona owns a parcel of land of approximately 4,775,885 square meters in the State of Arizona where Fab 21 and related offices are located. JASM owns a parcel of land of approximately 476,290 square meters in Kumamoto Prefecture, Japan, where Fab 23 and related offices are located. ESMC owns a parcel of land of approximately 513,557 square meters in the City of Dresden in Germany, where Fab 24 and related facilities will be located. Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs.

Semiconductor Manufacturing Capacity and Technology

We manufacture semiconductors on silicon wafers based on proprietary circuitry designs provided by our customers. Two key factors that characterize a foundry’s manufacturing capabilities are output capacity and fabrication process technologies. Since our establishment, we have built a strong position in manufacturing capacity as a dedicated foundry. We also believe that we are the technology leader among the dedicated foundries in terms of our net revenue of advanced semiconductors of 7-nanometer and below and are one of the leaders in the semiconductor manufacturing industry for mainstream and specialty technologies. Our 3-nanometer technology successfully entered volume production in 2022. Also, the development of our 2-nanometer technology is on track, and its volume production is expected in 2025.

The following table lists our wafer fabs and those of our subsidiaries in operation as of February 28, 2025, together with the year of commencement of commercial production, wafer size and the most advanced technology for volume production:

Fab(1)	Year of commencement of commercial production	Wafer size	The most advanced technology for volume production(2)
2	1990	6-inch	450
3	1995	8-inch	150
5	1997	8-inch	150
6	2000	8-inch	110
8	1998	8-inch	110
10	2004	8-inch	150
11	1998	8-inch	150
12	2001	12-inch	40
14	2004	12-inch	16
15	2012	12-inch	7
16	2018	12-inch	16
18	2020	12-inch	3
21	2024	12-inch	5
23	2024	12-inch	28

(1)

Fabs 2, 3, 5, 8 and Fab 12 are located in Hsinchu Science Park. Fab 6, Fab 14, and Fab 18 are located in the Southern Taiwan Science Park. Fab 15 is located in Central Taiwan Science Park. Fab 11 is located in the Washington State, United States. Fab 10 is located in Shanghai, China, Fab 16 is located in Nanjing, China, Fab 21 is located in Arizona, U.S. and Fab 23 is located in Kumamoto, Japan.

(2)	In nanometers, as of 2024 year-end.

In 2024, our annual capacity (in 12-inch equivalent wafers) was approximately 17 million wafers, compared to approximately 16 million wafers in 2023. This increase was primarily from the expansion of our 3-nanometer and 5-nanometer advanced technologies.

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

Our capital expenditures in 2022, 2023 and 2024 were NT$1,082,672 million, NT$949,817 million and NT$956,007 million (US$29,755 million, translated from a weighted average exchange rate of NT$32.13 to US$1.00), respectively. Our capital expenditures in 2025 are expected to be between US$38 billion and US$42 billion, which, depending on market conditions, may be adjusted later. Our capital expenditures for 2022, 2023 and 2024 were funded by our operating cash flow and proceeds from the issuance of corporate bonds, and our capital expenditures for 2025 are also expected to be funded in the same way. In 2025, we anticipate our capital expenditures to focus primarily on the following:

•	installing and expanding capacity, mainly for 2-nanometer, 3-nanometer and 5-nanometer nodes, including building/facility expansion for Fab 20, Fab 21 and Fab 22;

•	expanding capacity for specialty technologies and advanced packaging, including building/facility expansion for Fab 23 and Fab 24; and

•	investing in research and development projects for new process technologies.

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

Markets and Customers

We categorize our net revenue mainly based on the countries where our customers are headquartered, which may be different from the countries to which we actually sell or ship our products or different from where products are actually ordered. Under this approach, the following table presents a geographic breakdown of our net revenue during the periods indicated:

	Year ended December 31,
	2022		2023		2024
Geography	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
North America	1,534,642	68%	1,470,215	68%	2,031,326	70%
China	245,169	11%	267,154	12%	331,673	11%
Asia Pacific(1)	241,214	11%	174,947	8%	284,308	10%
EMEA(2)	123,767	5%	117,348	6%	102,761	4%
Japan	119,099	5%	132,072	6%	144,240	5%

Total	2,263,891	100%	2,161,736	100%	2,894,308	100%

(1)	China and Japan are excluded from Asia Pacific.
(2)	EMEA stands for Europe, Middle East, and Africa.

In 2024, our net revenue increased by a total of NT$732,572 million compared to 2023, which was mainly due to an increase in orders from North America of NT$561,111 million, or a 38% year-over-year increase and from Asia Pacific of NT$109,361 million, or a 63% year-over-year increase. In 2023, our net revenue decreased by a total of NT$102,155 million compared to 2022, which was mainly due to a decrease in orders from Asia Pacific of NT$66,267 million, or a 27% year-over-year decrease and from North America of NT$64,427 million, or a 4% year-over-year decrease. The decrease was partially offset by an increase in orders from China of NT$21,985 million, or a 9% year-over-year increase.

We provide worldwide customer support. Our office in Hsinchu and subsidiaries in the United States, Canada, Japan, China, Germany, the Netherlands and South Korea are dedicated to serving our customers worldwide. Foundry services, which are both technologically and logistically intensive, involve frequent and in-depth interaction with customers. We believe that the most effective means of providing foundry services is by developing direct and close relationships with our customers. Our customer service and technical support managers work closely with the sales force to offer integrated services to customers. To facilitate customer interaction and information access on a real-time basis, a suite of web-based applications have also been offered to provide more active interactions with customers in design, engineering and logistics.

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

Fabrication Processes. We manufacture semiconductors mainly using the CMOS process. The CMOS process is currently the mainstream semiconductor manufacturing process. We use the CMOS process to manufacture logic semiconductors, mixed-signal/radio frequency semiconductors, which combine analog and digital circuitry in a single semiconductor, micro-electro-mechanical-systems (“MEMS”), which combines micrometer featured mechanical parts, analog and digital circuitry in a single semiconductor, and embedded memory semiconductors, which combine logic and memory in a single semiconductor, etc.

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

High Performance Computing (“HPC”): Driven by data explosion and AI application innovation, HPC has become the key growth driver for our business. We provide customers, including both fabless IC design companies and system companies, with leading-edge logic process technologies such as 2-nanometer Nanosheet Transistor (“N2”), 3-nanometer Fin Field-Effect Transistor (“FinFET”), 4-nanometer FinFET, 5-nanometer FinFET, 6-nanometer FinFET, and 7-nanometer FinFET, as well as comprehensive intellectual properties including high-speed interconnect intellectual properties to meet customers’ product requirements for transferring and processing vast amounts of data anywhere at any time. Specifically, we introduced our HPC-focused technologies, N4X and N3X, representing the ultimate performance and maximum clock frequencies in our 5-nanometer and 3-nanometer families, respectively. Based on advanced process nodes, a variety of HPC products have been launched, such as AI accelerators, including AI graphics processor units (“GPUs”) and AI application specific integrated circuits (“ASICs”), personal computer central processing units (“CPUs”), consumer GPUs, field programmable gate arrays (“FPGAs”), server processors, and high-speed networking chips, etc. These products can be used in current and future 5G/6G infrastructures, AI, Cloud, and enterprise data centers. We also offer multiple TSMC 3DFabric® advanced silicon stacking and packaging technologies, such as System on Integrated Chip (“TSMC-SoIC®”) manufacturing service, and Integrated Fan-Out (“InFO”) and Chip-on-Wafer-on-Substrate (“CoWoS®”) advanced packaging service, to enable homogeneous and heterogeneous chip integration to meet customer requirements for high performance, high compute density and high energy efficiency, low latency, and high integration. We will continue to optimize our HPC platform and strengthen collaboration with customers to help them capture market growth in HPC markets.

Smartphones: For customers’ premium product applications, we offer leading logic process technologies such as 2-nanometer Nanosheet plus (“N2P”), 3-nanometer FinFET enhanced (“N3E”), 3-nanometer FinFET, 4-nanometer FinFET plus (“N4P”), 4-nanometer FinFET, 5-nanometer FinFET plus (“N5P”), and 5-nanometer FinFET, as well as comprehensive intellectual properties to further enhance chip performance, reduce power consumption, and decrease chip size. For mainstream product applications, we offer a broad range of logic process technologies, including 4-nanometer FinFET compact (“N4C”), 6-nanometer FinFET, 7-nanometer FinFET plus (“N7+”), 7-nanometer FinFET, 12-nanometer FinFET compact plus (“12FFC+”), 12-nanometer FinFET compact (“12FFC”), 16-nanometer FinFET compact plus (“16FFC+”), 16-nanometer FinFET compact (“16FFC”), 28-nanometer high performance compact plus (“28HPC+”), 28-nanometer high performance compact (“28HPC”), and 22-nanometer ultra-low power (“22ULP”), in addition to comprehensive intellectual properties, to satisfy customer needs for high-performance and low-power chips. Furthermore, for both premium and mainstream product applications, we offer leading-edge, highly competitive specialty technologies to deliver specialty companion chips for customers’ logic application processors, including radio frequency (“RF”), RF front-end, embedded non-volatile memory, power management ICs (“PMICs”), sensors, and display chips, as well as TSMC 3DFabric® advanced packaging technologies, such as industry-leading InFO technology.

Internet of Things (“IoT”): Following the three megatrends of the IoT segment, “Everything Connected, Smart and Green,” we not only provide customers with solid logic technologies, including 5-nanometer, 6-nanometer, 7-nanometer, 12-nanometer, 16-nanometer, and 28-nanometer, but also build a leading, complete and highly integrated ultra-low power (“ULP”) technology platform based on our logic technologies to enable customers’ product innovations for the artificial intelligence of things (“AIoT”, AI+ IoT). Our industry-leading ULP technologies, including the new FinFET-based 6-nanometer technology (“N6e®”) and 12-nanometer technology (“N12e®”), feature both energy efficiency and high performance. These technologies provide more computing power and AI inferencing capability while reducing system power consumption. In addition, the planar transistor based mainstream technologies, such as 22-nanometer ultra-low leakage (“ULL”), 28-nanometer ULP, 40-nanometer ULP, and 55-nanometer ULP technologies, have been widely adopted by various IoT system-on-a-chip (“SoC”) and battery-powered products to extend battery life. Our ULP technology platform also provides customers with comprehensive specialty technologies, covering RF, enhanced analog devices, embedded non-volatile memory, sensors, display devices, and PMICs. For extreme low power product application requirements, we have also extended our low operating voltage (“Low Vdd”) offerings and have provided simulation program with integrated circuit emphasis (“SPICE”) models with wide-range operating voltages and design guidelines to lower the adoption barrier and reduce lead time to help customers successfully launch innovative products.

Automotive: We offer a comprehensive spectrum of technologies and services to support the automotive industry’s three megatrends – building vehicles that are “Safer, Smarter and Greener”. We are also an industry leader in providing a robust automotive intellectual property ecosystem, which covers 5-nanometer FinFET, 7-nanometer FinFET, and 16-nanometer FinFET technologies, for advanced driver-assistance systems (“ADAS”), advanced in-vehicle infotainment (“IVI”), as well as zonal controllers for new electrical/electronic (“E/E”) architectures in next-generation vehicles, including internal combustion engines (“ICEs”) and electric vehicles (“EVs”). In 2023, we introduced our 3-nanometer Auto Early (“N3AE”) program, providing automotive process design kits (“PDKs”) to support automotive customers. N3AE has since migrated to N3A, with V0.9 PDK released in 2024 to support customers in designing automotive application products early on. In addition to our advanced logic platform, we offer a broad array of competitive automotive-grade specialty technologies including 28-nanometer embedded flash memory, 28-, 22- and 16-nanometer millimeter wave (“mmWave”) RF, high dynamic range (“HDR”), high sensitivity CMOS image sensor (“CIS”)/light detection and ranging (“LiDAR”) sensors, and PMICs. The emerging technology of magnetoresistive random access memory (“MRAM”) demonstrated automotive Grade-1 capability on 22-nanometer and passed automotive Grade-1 requirements on 16-nanometer in 2023. All these technologies have been applied to our automotive process qualification standards based on AEC-Q100 standards of Automotive Electronic Council (“AEC”) and/or meeting customers’ technology specifications.

Digital Consumer Electronics (“DCE”): We provide customers with leading, comprehensive technologies to deliver AI-enabled smart devices for DCE applications, including smart digital TVs (“DTVs”), set-top boxes (“STBs”), AI-embedded smart cameras, and associated wireless local area networks (“WLANs”), PMICs, and timing controllers (“T-CONs”). Our leading 6-nanometer FinFET, 7-nanometer FinFET, 16FFC/12FFC, 22ULP/22ULL, and 28HPC+ technologies have been widely adopted by leading global makers of 8K/4K DTVs, and STBs, 4K streaming media devices (“SMDs”)/over-the-top (“OTT”), digital single-lens reflex (“DSLR”) cameras, and so on. We will continue to make these technologies more competitive through design-technology co-optimization (“DTCO”) for customers’ digital intensive chip designs and to drive lower power consumption for more cost-effective packaging.

The following table presents a breakdown of our net revenue by platform during the periods indicated:

	Year ended December 31,
	2022		2023		2024
Platform	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage
	(NT$ in millions, except percentages)
High Performance Computing	932,384	41%	934,769	43%	1,476,891	51%
Smartphone	888,879	39%	814,914	38%	1,005,130	35%
Internet of Things	196,115	9%	161,917	8%	165,516	6%
Automotive	116,381	5%	133,654	6%	139,323	5%
Digital Consumer Electronics	56,159	3%	47,000	2%	47,961	1%
Others	73,973	3%	69,482	3%	59,487	2%

Total	2,263,891	100%	2,161,736	100%	2,894,308	100%

The increase in our net revenue from 2023 to 2024 mainly came from High Performance Computing of NT$542,122 million, or a 58% year-over-year increase, and from Smartphone of NT$190,216 million, or a 23% year-over-year increase. The decrease in our net revenue from 2022 to 2023 mainly came from Smartphone of NT$73,965 million, or an 8% year-over-year decrease, and from Internet of Things of NT$34,198 million, or a 17% year-over-year decrease. The decrease was partially offset by an increase from Automotive of NT$17,273 million, or a 15% year-over-year increase.

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

For years, we and our alliance partners have spent considerable effort, time and resources to build our technology platforms. We unveiled an Open Innovation Platform® (“OIP”) initiative in 2008 to further enhance our technologies offerings. More OIP deliverables were introduced over the years, as well as in 2024. In the design methodology area, we announced EDA and intellectual property readiness of 2-nanometer and 3-nanometer, as well as continuous development of solutions to enhance power, performance and area (“PPA”) on existing production technology nodes. In addition, we also announced the openness of 3Dblox Standard to the semiconductor industry, as well as the availability of various 3-Dimensional Integrated Circuit (“3DIC”) reference flows to support TSMC 3DFabric® technologies in 3D silicon stacking and advanced packaging which cover a wide range of system-level design applications.

Multi-project Wafer Program (“CyberShuttle®”). To help our customers reduce costs, we offer a dedicated multi-project wafer processing service that allows us to provide multiple customers with circuits produced with the same mask. This program reduces mask costs by a very significant amount, resulting in accelerated time-to-market for our customers. We have extended this program to all of our customers and library and intellectual property partners using our broad selection of process technologies, ranging from the latest 2-, 3-, 4-, 5-, 6-, 7-, 12-, 16-, 22-, 28-, 40-, 45-, 55-, 65- and 90-nanometer processes to 0.13-, 0.18-, 0.25-, 0.35- and 0.5-micron. This extension offers a routinely scheduled multi-project wafer run to customers on a shared-cost basis for prototyping and verification.

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

Research and Development

The semiconductor industry is characterized by rapid technological changes, frequently leading to the introduction of new technologies to meet customer demand and the obsolescence of recently introduced technology and products. We believe that to remain technologically ahead of our competitors and maintain our market position in the foundry segment, we need to be a technology leader in the semiconductor industry. In 2022, 2023, and 2024, we spent NT$163,262 million, NT$182,370 million, and NT$204,182 million (US$6,227 million), respectively, on research and development, representing 7.2%, 8.5% and 7.1% of our net revenue, respectively. We plan to continue significant investment in research and development in 2025 to maintain our leadership in advanced process technologies. Our research and development efforts have enabled us to offer customers access to advanced process technologies, such as 7-, 5- and 3-nanometer technology for volume production, prior to the implementation of those advanced process technologies by competitors and many integrated device manufacturers. We expect to further advance our process technologies to 2-nanometer and below in the coming years to sustain our technology leadership. We will also invest in research and development for our mature technology offerings to provide function-rich process capabilities to our customers. Our research and development activities are divided into centralized and fab-conducted research and development activities. Centralized research and development activities focus on developing new logic, SoC, derivatives, package/system-in-package (“SIP”) technologies, along with cost-effective 3D wafer level system integration solutions, including InFO, CoWoS®, and TSMC-SoIC® technologies. Fab-conducted research and development activities focus on improving and upgrading the manufacturing process technologies.

To advance our process technologies, we rely primarily on our internal engineering capabilities, know-how and research and development efforts, including collaboration with our customers, equipment vendors and external research and development consortia.

We continually create inventions and in-house know-how. Since our inception, we have applied for and been issued a substantial number of patents in the United States and other countries, the majority of which are semiconductor related.

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

The most important raw material used in our production is silicon wafer, which is the basic raw material from which integrated circuits are made. In pursuit of high quality raw wafers, the majority of our raw wafers are supplied by a limited number of suppliers located in Taiwan, Japan, Germany, and Singapore. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of wafers. In order to secure a reliable and flexible supply of high quality wafers, we have entered into long-term agreements and intend to continue to develop strategic relationships with major wafer suppliers to cover our anticipated wafer needs for future years. Also, we actively address supply chain issues and bring together fab operations, materials management, quality system and risk management teams to mitigate potential supply chain risks and enhance supply chain agility. This taskforce works with our primary suppliers to review their business continuity plans, qualify their dual-plant materials, prepare safety inventories, improve the quality of their products, and manage the supply chain risks of their suppliers. Please see “Item 3. Key Information – Risk Factors – Risks Relating to Our Business” for a discussion of the risk related to raw materials, including the fluctuation of prices of our main raw materials.

Environmental and Climate Related Laws and Regulations

The semiconductor production process generates gaseous chemical wastes, greenhouse gases (“GHG”), liquid wastes, wastewater and other industrial wastes in various stages of the manufacturing process. We have installed in our fabs various types of pollution control equipment for the treatment of gaseous and liquid chemical wastes and wastewater, equipment for GHG emission reduction and equipment for the recycling of used chemicals and treated water. Operations at our fabs are subject to regulations and periodic monitoring by the R.O.C. Ministry of Environment, the U.S. Environmental Protection Agency, the State Environmental Protection Administration of China, the Japan Ministry of the Environment, the European Environment Agency and European Chemicals Agency, and local environmental protection authorities in Taiwan, the U.S., China, Japan and Germany.

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

To fulfill our commitment to environmental sustainability in our business and operations, we have continued to explore and participate in initiatives to expand our use of renewable energy. In 2024, TSMC used in total 3,610 GWh in renewable energy, renewable energy certificates, and carbon credits globally, of which approximately 2,160 GWh enabled our overseas sites to be 100% powered by clean energy for the seventh consecutive year. As of the end of 2024, we have signed power purchase agreements to purchase 4.4 GW of renewable energy, thereby eliminating an estimated 5.2 million metric tons of carbon dioxide equivalent emissions per year.

Environmental, Social and Governance (“ESG”) Initiatives

A comprehensive sustainable governance mechanism is the cornerstone for TSMC to build enduring competitiveness. We oversee our sustainable development efforts through the Board of Directors/Nominating, Corporate Governance, and Sustainability Committee and provide quarterly updates on the progress of ESG initiatives. In addition, we have two key management platforms: the ESG Steering Committee and the ESG Committee. The ESG Steering Committee, led by the Company Chairman, works with the management team to establish development strategies for ESG issues relevant to the Company’s operations and conducts quarterly reviews. The ESG Committee carries out resolutions from the ESG Steering Committee, pools resources across departments, and instructs a dedicated ESG Department to work alongside representatives from various organizations to identify material issues, formulate action plans, and track their progress on a quarterly basis.

We currently focus our ESG efforts on the following key areas:

Drive green manufacturing. We aim to become a leading company in environmental protection by incorporating green management into our daily operations. Utilizing innovative technologies, we focus on critical areas such as climate and energy, water stewardship, circular resources, air pollution control, and biodiversity conservation to advance sustainable development.

Build a responsible supply chain. We are committed to responsible purchasing, which drives us to collaborate closely with supply chain partners on technology, quality, delivery, human rights, and environmental protection. In light of the pressing challenges posed by climate change, we plan to enhance green innovation and climate/nature resilience alongside our suppliers, fostering a low-carbon semiconductor supply chain.

Create a healthy and inclusive workplace. We are devoted to creating a safe, healthy, equitable and inclusive workplace that respects human rights while enabling employees to reach their full potential. We also provide competitive compensation and welfare, striving to be a company that employees can rely on and take pride in.

Develop talent. We actively support our employee’s career development and are dedicated to inspiring the next generation of semiconductor industry professionals. To accomplish this, we partner with middle and high schools, universities and research institutions to promote STEAM (science, technology, engineering, art, and mathematics) education and strengthen our efforts in semiconductor industry-academia collaboration.

Care for the underprivileged. The TSMC Education and Culture Foundation and the TSMC Charity Foundation focus on addressing society’s evolving needs. The two foundations integrate and invest internal and external resources to empower young generation, support rural communities, provide emergency relief, and promote art and cultural literacy.

For further information on our ESG initiatives, please refer to our annual Sustainability Reports, available on our ESG website at https://esg.tsmc.com/en-US/resources/ESG-data-hub. The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

Electricity and Water

We have occasionally suffered power outages, dips or surges caused by difficulties encountered by our electricity supplier, or other power consumers on the same power grid. Such power outages, dips or surges may lead to interruptions in our production schedule. The semiconductor manufacturing process uses extensive amounts of electricity and water. Due to changes in the energy policy of the government, the growth of manufacturers in the Hsinchu Science Park, Southern Taiwan Science Park and Central Taiwan Science Park, and the droughts that Taiwan experiences from time to time, there is concern regarding future availability of sufficient electricity and water for our production in Taiwan. To help address these potential shortages and avoid the potential impact that insufficient electricity and water supplies may have on our semiconductor production, we have adopted various natural resources conservation methodologies. Moreover, we have encountered and may continue to encounter increases in the prices of utilities. For example, effective from April 1, 2024, we became subject to a higher electricity tariff rate in Taiwan, which increased by 25% as compared to the tariff rate applicable to us in 2023. In October 2024, the electricity tariff rate further increased by 14%. The hike in electricity prices could increase our manufacturing costs and therefore adversely impact our financial results. Please see “Item 3. Key Information – Risk Factors – Risks Relating to Our Business” for a discussion of the risk related to shortages or increased prices in electricity and water.

Risk Management

We employ a balanced risk-reward approach to risk management to optimize business returns. This applies to all aspects of the business, including our commitment to ESG issues in delivering long-term value to all stakeholders. Our risk management policy is approved by the Board of Directors and signed by the Chairman and CEO. We are committed to a proactive and robust risk management system that assists the Company in making well-considered, risk-based decisions that fulfill the corporate vision and deliver sustainable value to TSMC and its stakeholders.

Adhering closely to the International Organization for Standardization (“ISO”) 31000: 2018 Risk Management System and the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Enterprise Risk Management – Integrated Framework, our Enterprise Risk Management (“ERM”) framework is a systematic approach that enables us to respond to the changing dynamics in the business environment, as well as to capitalize on business opportunities. Our ERM framework specifies the risk governance structure, the management process that integrates business operations, and the tools that facilitate the identification, assessment and monitoring of risks. A formalized training and communication program to build risk competency and foster a risk-aware culture helps management make informed risk-based decisions while implementing corporate strategies. We are committed to maintaining operational resilience and business continuity by following standards that enable us to respond effectively to business disruptions.

To mitigate the operational impact of crisis events, we implement pre-crisis risk assessments, response procedures and recovery plans. To enhance operational preparedness, we conduct exercises and drills to validate emergency responses, crisis management, and business continuity plans. In major incidents or crisis events, the crisis management guidelines are followed. The central crisis command center (“C4”), headed by the Chairman and CEO and comprised of senior executives across key functions, provides guidance and decision-making to maintain response readiness, including timely communication to key stakeholders.

We also maintain insurance with respect to our facilities, equipment and inventories. The insurance for the fabs and their equipment covers, subject to some limitations, various risks, including earthquake, fire, typhoon and other risks generally up to the respective policy limit for their replacement values and lost profits due to business interruption. In addition, we have insurance policies covering losses with respect to the construction of all our fabs. Equipment and inventories in transit are also insured. While we maintain insurance to cover certain types of losses, no assurance can be given that insurance will fully cover all the losses that may arise or that our emergency responses and business continuity plans will be effective in preventing or reducing losses.

For further information, please see detailed risk factors related to the impact of climate change regulations and international accords, and natural disasters on our operations in “Item 3. Key Information – Risk Factors – Risks Relating to Our Business”.

Our Subsidiaries and Affiliates

Vanguard International Semiconductor Corporation (“VIS”). In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated dynamic random access memory (“DRAM”) manufacturer. VIS commenced commercial production in 1995 and listed its shares on the Taipei Exchange (originally the R.O.C. Over-the-Counter Securities Exchange) in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. In October 2024, we acquired additional shares in VIS’ capital increase transaction. As of February 28, 2025, we owned approximately 27.6% of the equity interest in VIS. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

TSMC Washington, LLC (“TSMC Washington”, previously WaferTech, LLC (“WaferTech”)). In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a foundry in the United States. Initial trial production at WaferTech commenced in July 1998 and commercial production commenced in October 1998. In December 2023, WaferTech was renamed as TSMC Washington. As of February 28, 2025, we owned 100% of the equity interest in TSMC Washington.

TSMC Global Ltd. (“TSMC Global”). In December 1998, we established TSMC Holding Ltd. in the B.V.I. as a company with limited liability. In 2006, TSMC Holding Ltd. was renamed to TSMC Global Ltd. TSMC Global is a wholly-owned subsidiary primarily engaged in corporate treasury investment activities.

Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Koninklijke Philips NV (“Philips”) and EDB Investment Pte. Ltd. (“EDB”) to found a joint venture, SSMC, and build a fab in Singapore. The SSMC fab commenced commercial production in December 2000. As of February 28, 2025, we owned approximately 38.8% of the equity interest in SSMC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

Global Unichip Corporation (“GUC”). In January 2003, we acquired a 52.0% equity interest in GUC, a SoC design service company that provides large scale SoC implementation services. GUC listed its shares on the Taiwan Stock Exchange in November 2006. As of February 28, 2025, we owned approximately 34.8% of the equity interest in GUC. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

TSMC China. In August 2003, we established TSMC China (of which the manufacturing entity is Fab 10), a wholly-owned subsidiary primarily engaged in the manufacture and sale of integrated circuits. TSMC China commenced commercial production in late 2004.

VisEra Technologies Company, Ltd. (“VisEra Technologies”). In October 2003, we and OmniVision Technologies Inc. (“OVT”), entered into an agreement to form VisEra Technologies, a joint venture in Taiwan, for the purpose of providing back-end service for CMOS image sensor manufacturing business. In November 2015, we acquired all of OVT’s equity interest in VisEra Technologies. In March 2021, we disposed certain common shares of VisEra Technologies to facilitate its initial public offering (“IPO”). Immediately following VisEra Technologies’ IPO in June 2022, our shareholding was diluted to approximately 67.9%. As of February 28, 2025, we owned approximately 67.3% of the equity interest in VisEra Technologies.

Xintec, Inc. (“Xintec”). In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. In March 2015, Xintec listed its shares on the Taipei Exchange. Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. As of February 28, 2025, we owned approximately 41.0% of the equity interest in Xintec. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.

TSMC Nanjing. In May 2016, we established TSMC Nanjing (of which the manufacturing entity is Fab 16), a wholly-owned subsidiary primarily engaged in the manufacture and sale of integrated circuits. TSMC Nanjing commenced commercial production in April 2018.

TSMC Arizona. In November 2020, we established TSMC Arizona (of which the manufacturing entity is Fab 21), a wholly-owned subsidiary that is expected to be primarily engaged in the manufacture and sale of integrated circuits. TSMC Arizona plans to build and operate multiple advanced semiconductor manufacturing facilities in Phoenix, Arizona. Construction on the first facility commenced in April 2021 and volume production commenced by the end of 2024. In December 2022, we announced a plan for TSMC Arizona to build and operate a second semiconductor manufacturing facility, which is currently under construction. In April 2024, we further announced a plan for TSMC Arizona to build and operate a third semiconductor manufacturing facility.

In November 2024, TSMC Arizona entered into a direct funding agreement (the “Direct Funding Agreement”) with the U.S. Department of Commerce (the “DOC”) under the U.S. CHIPS Act. Under this agreement, the DOC agrees to award TSMC Arizona up to US$6.6 billion in direct funding related to TSMC Arizona’s semiconductor manufacturing facilities in Phoenix, Arizona (the “Projects”). In addition to the Direct Funding Agreement, TSMC Arizona also entered into a loan guarantee agreement and several ancillary agreements with the DOC (the “Loan Agreements”), under which TSMC Arizona is entitled to draw down up to US$5 billion in government loans for the Projects. In connection with the Direct Funding Agreement and the Loan Agreements, the Company entered into certain guarantee agreements, under which the Company agrees to provide an irrevocable, absolute and unconditional guarantee to the DOC regarding any financial obligations owed by TSMC Arizona to the DOC. The awards under the Direct Funding Agreement are subject to various conditions, compliance requirements, program requirements and project milestone requirements.

In March 2025, we further announced our intention to build three additional semiconductor manufacturing facilities, two advanced packaging facilities and a R&D center in the United States.

JASM. In December 2021, we established JASM (of which the manufacturing entity is Fab 23), which is expected to be primarily engaged in the manufacture and sale of integrated circuits. In January 2022, Sony Semiconductor Solution Corporation (“Sony”) acquired a less than 20% equity interest in JASM. In April 2022, DENSO Corporation (“DENSO”) acquired a more than 10% minority equity interest in JASM. At the time of establishment, JASM planned to build and operate a semiconductor manufacturing facility in Kumamoto, Japan. Construction on the site commenced in April 2022 and volume production commenced in December 2024. In February 2024, we, Sony, DENSO and Toyota Motor Corporation (“Toyota”) announced further investment into JASM to build and operate a second semiconductor manufacturing facility. By way of such investment, Toyota also took a minority stake in JASM. As of February 28, 2025, we owned approximately 72.6% of the equity interest in JASM.

ESMC. In June 2023, we established ESMC, which is expected to be primarily engaged in the manufacturing and sale of integrated circuits. In January 2024, Robert Bosch GmbH, Infineon Technologies AG, and NXP Semiconductors Germany GmbH, a wholly-owned subsidiary of NXP Semiconductors N.V. (“NXP”), each acquired 10% equity interest and together acquired 30% equity interest in ESMC. ESMC plans to build and operate a semiconductor manufacturing facility in Dresden, Germany. Construction on the site commenced in 2024. As of February 28, 2025, we owned 70.0% of the equity interest in ESMC.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEWS AND PROSPECTS

The following discussion covers items for and a comparison between the fiscal years ended December 31, 2024 and 2023. For the discussion covering items for the fiscal year ended December 31, 2022 and a comparison between the fiscal years ended December 31, 2023 and 2022, please refer to “Item 5” of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. SEC.

Overview

We manufacture a variety of semiconductors based on designs provided by our customers. Our business model is commonly called a “dedicated semiconductor foundry.” As a leader of the foundry segment, our net revenue and net income attributable to shareholders of the parent were NT$2,161,736 million and NT$851,740 million in 2023, and NT$2,894,308 million (US$88,268 million) and NT$1,158,380 million (US$35,327 million) in 2024, respectively. Please see “ – Year-to-Year Comparisons – Net Revenue” for a discussion of the changes in net revenue from 2023 to 2024.

The principal source of our revenue is wafer fabrication, which accounted for approximately 87% of our net revenue in 2024. The rest of our net revenue was mainly derived from packaging and testing services, mask making, design, and royalty income. Factors that significantly impact our revenue include:

•	worldwide demand and capacity supply for semiconductor products;

•	pricing;

•	production capacity;

•	technology development; and

•	fluctuation in foreign currency exchange rates.

While the above factors are significant factors, four of which are elaborated as follows:

Pricing. We establish pricing levels for specific periods of time with our customers, some of which are subject to adjustment during the course of that period to take into account market conditions and other factors. We believe that customers find value in our flexible manufacturing capabilities, focus on customer service and timely delivery of high yield products, and this value is reflected in our pricing. Our pricing enables us to continue to invest significantly in research and development to deliver ever-improving products to our customers, and sustain healthy financial conditions to expand capacity and support customers’ growth.

Production Capacity. We currently own and operate our semiconductor manufacturing facilities. For the years of 2023 and 2024, our production capacity was approximately 16 million and 17 million 12-inch equivalent wafers, respectively.

Technology Development. Our operation utilizes a variety of process technologies, ranging from mature process technologies of 0.25 micron or above circuit resolutions to advanced process technologies of 3-nanometer circuit resolutions. The table below presents a breakdown of wafer revenue by circuit resolution during the periods indicated:

	Year ended December 31,
	2022	2023	2024
Resolution	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)
3-nanometer	—	6%	18%
5-nanometer	26%	33%	34%
7-nanometer	27%	19%	17%
16-nanometer	13%	10%	8%
20-nanometer	—	1%	0%
28-nanometer	10%	10%	7%
40/45-nanometer	7%	6%	4%
65-nanometer	5%	6%	4%
90-nanometer	2%	1%	1%
0.11/0.13 micron	3%	2%	2%
0.15/0.18 micron	6%	5%	4%
≥0.25 micron	1%	1%	1%
Total	100%	100%	100%

(1)	The figure represents wafer revenue from a certain technology as a percentage of the total wafer revenue.

In 2024, the 3-nanometer, 5-nanometer and 7-nanometer revenues represented 18%, 34% and 17% of total wafer revenue, respectively. Advanced technologies (7-nanometer and below) accounted for 69% of total wafer revenue, up from 58% in 2023.

In 2023, the 3-nanometer, 5-nanometer and 7-nanometer revenues represented 6%, 33% and 19% of total wafer revenue, respectively. Advanced technologies (7-nanometer and below) accounted for 58% of total wafer revenue, up from 53% in 2022.

Foreign Currency Exchange Rate. Substantially all of our sales are denominated in U.S. dollars while we publish our financial statements in NT dollars. As a result, fluctuations in exchange rates of the NT dollar against the U.S. dollar would have a significant impact on our reported revenue. The NT dollar depreciation in 2024 had a favorable effect on our revenue, with weighted average exchange rates of the NT dollar per U.S. dollar depreciating from NT$31.19 in 2023 to NT$32.13 in 2024.

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

In the process of evaluating the potential impairment of tangible assets, right-of-use assets and intangible assets other than goodwill, we are required to review for impairment groups of assets related to the lowest level of identifiable independent cash flows. We determine the independent cash flows that can be related to specific asset groups. In addition, we determine the remaining useful lives of assets and the expected future revenue and expenses associated with the assets. Any change in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future periods. Our projection for future cash flow is generally lower during periods of reduced earnings. As a result, an impairment charge is more likely to occur during a period when our operating results are already otherwise depressed. For further information, including impairment losses recognized in 2023 and 2024, please refer to note 15, note 16 and note 17 to the consolidated financial statements.

Realization of Deferred Income Tax Assets. When we have temporary differences in the amount of tax expenses recorded for tax purposes and financial reporting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We generally recognize deferred tax assets to the extent that it is probable that sufficient taxable income will be available in the future to utilize such assets. The income tax benefit or expense is recorded when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the temporary differences may be utilized. Specifically, the realization of deferred income tax assets is impacted by our expected future revenue growth and profitability, tax holidays, Alternative Minimum Tax (“AMT”), the surtax imposed on unappropriated earnings and the amount of tax credits that can be utilized within the statutory period. In determining the amount of deferred tax assets as of December 31, 2024, we considered past performance, the general outlook of the semiconductor industry, business conditions, future taxable income and prudent and feasible tax planning strategies.

Because the determination of the amount of deferred tax assets that can be realized is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the deferred tax assets that we have recorded. For further information, including the amount of deferred tax assets as of the end of 2023 and 2024, please refer to note 26 to the consolidated financial statements.

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

Results of Operations

The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of profit or loss and other comprehensive income, expressed in each case as a percentage of net revenue:

	For the year ended December 31,
	2022	2023	2024
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	(40.4)%	(45.6)%	(43.9)%
Gross profit	59.6%	54.4%	56.1%
Operating expenses
Research and development	(7.2)%	(8.5)%	(7.1)%
General and administrative	(2.4)%	(2.8)%	(2.9)%
Marketing	(0.4)%	(0.5)%	(0.4)%
Total operating expenses	(10.0)%	(11.8)%	(10.4)%
Other operating income and expenses, net	(0.1)%	0.0%	0.0%
Income from operations	49.5%	42.6%	45.7%
Non-operating income and expenses	1.0%	2.7%	2.9%
Income before income tax	50.5%	45.3%	48.6%
Income tax expense	(6.6)%	(5.9)%	(8.6)%
Net income	43.9%	39.4%	40.0%
Other comprehensive income (loss) for the year, net of income tax	1.8%	(0.4)%	2.5%
Total comprehensive income for the year	45.7%	39.0%	42.5%
Net income attributable to shareholders of the parent	43.9%	39.4%	40.0%
Net income attributable to non-controlling interests	0.0%	0.0%	0.0%

Year-to-Year Comparisons

Net Revenue and Gross Margin

	For the year ended December 31,
	2022	2023	% Change in NT$ from 2022	2024		% Change in NT$ from 2023
	NT$	NT$		NT$	US$
	(in millions, except for percentages and wafer shipment)
Net revenue	2,263,891	2,161,736	(4.5)%	2,894,308	88,268	33.9%
Cost of revenue	(915,536)	(986,625)	7.8%	(1,269,954)	(38,730)	28.7%

Gross profit	1,348,355	1,175,111	(12.8)%	1,624,354	49,538	38.2%

Gross margin percentage	59.6%	54.4%	—	56.1%	56.1%	—
Wafer (12-inch equivalent) shipment(1)	15,253	12,002	—	12,910	12,910	—

(1)	In thousands.

Net Revenue

Our net revenue in 2024 increased by 33.9% from 2023, which was mainly attributed to an increase in ASP due to a higher proportion of advanced technology (7-nanometer and below) revenue, an increase in wafer shipments, and a depreciation of the NT dollar against the U.S. dollar. We shipped approximately 13 million 12-inch equivalent wafers in 2024 compared to 12 million in 2023.

Gross Margin

Our gross margin fluctuates with the level of capacity utilization, price change, cost improvement, product mix and exchange rate, among other factors. Furthermore, our gross margin would be negatively impacted in the year when a new technology is introduced.

In 2024, our gross margin increased to 56.1% of net revenue from 54.4% in 2023, mainly attributable to higher capacity utilization and productivity gains, and partially offset by 3-nanometer ramp-up and higher electricity cost.

Operating Expenses

	For the year ended December 31,
	2022	2023	% Change in NT$ from 2022	2024		% Change in NT$ from 2023
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Research and development	163,262	182,370	11.7%	204,182	6,227	12.0%
General and administrative	53,525	60,873	13.7%	83,745	2,554	37.6%
Marketing	9,921	10,591	6.8%	13,144	400	24.1%

Total operating expenses	226,708	253,834	12.0%	301,071	9,181	18.6%

Percentage of net revenue	10.0%	11.8%	—	10.4%	10.4%	—
Other operating income and expenses, net	(368)	189	—	(1,230)	(38)	(750.8%)
Income from operations	1,121,279	921,466	(17.8)%	1,322,053	40,319	43.5%

Operating Margin	49.5%	42.6%	—	45.7%	45.7%	—

Operating expenses increased by NT$47,237 million in 2024, or 18.6%, from 2023.

Research and Development Expenses

We remain strongly committed to being the leader in advanced process technologies development. We believe that continuing investment in process technologies is essential for us to remain competitive in the markets we serve.

Research and development expenses increased by NT$21,812 million in 2024, or 12.0%, from 2023. The increases were mainly attributed to a higher level of research activities for 14-angstrom, 16-angstrom, and 2-nanometer process technologies, as we continued to advance to smaller processing nodes.

We plan to continue our investment in technology research and development in 2025.

General and Administrative and Marketing Expenses

General and administrative and marketing expenses in 2024 increased by NT$25,425 million, or 35.6%, compared to 2023, mainly reflecting higher start-up expenses of overseas fabs preparation and employee profit sharing expenses due to higher net income.

Other Operating Income and Expenses, Net

Net other operating income and expenses in 2024 decreased by NT$1,419 million from 2023 to a net loss of NT$1,230 million (US$38 million), mainly due to earthquake losses recognized in 2024.

Non-Operating Income and Expenses

	For the year ended December 31,
	2022	2023	% Change in NT$ from 2022	2024		% Change in NT$ from 2023
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Share of profits of associates	7,680	4,800	(37.5)%	4,881	149	1.7%
Interest income	22,422	60,293	168.9%	87,213	2,660	44.6%
Other income	947	480	(49.3)%	567	17	18.1%
Foreign exchange gain (loss), net	4,506	(2,686)	(159.6)%	10,001	305	—
Finance costs	(11,750)	(11,999)	2.1%	(10,495)	(320)	(12.5)%
Other gains and losses, net	(1,012)	6,962	—	(8,380)	(256)	(220.4)%

Net non-operating income	22,793	57,850	153.8%	83,787	2,555	44.8%

Non-operating income and expenses in 2024 increased by NT$25,937 million, or 44.8%, from 2023, mainly due to higher interest income of NT$26,920 million compared to 2023.

Income Tax Expense

	For the year ended December 31,
	2022	2023	% Change in NT$ from 2022	2024		% Change in NT$ from 2023
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Income tax expense	(150,777)	(128,288)	(14.9)%	(248,316)	(7,573)	93.6%

Net income	993,295	851,028	(14.3)%	1,157,524	35,301	36.0%

Net income attributable to shareholders of the parent	992,923	851,740	(14.2)%	1,158,380	35,327	36.0%

Net margin attributable to shareholders of the parent	43.9%	39.4%	—	40.0%	40.0%	—

Income tax expenses increased by NT$120,028 million in 2024, or 93.6%, from 2023. The increase was mainly attributed to higher taxable income. In addition, the increase in surtax imposed on unappropriated earnings was a result of higher undistributed earnings in 2024.

Liquidity and Capital Resources

Our sources of liquidity include cash flow from operations, cash and cash equivalents, current marketable securities, and issuances of corporate bonds.

Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2024 was NT$1,826,177 million (US$55,693 million), reflecting an increase of NT$584,210 million from 2023.

Our cash, cash equivalents and current marketable securities increased to NT$2,422,019 million (US$73,864 million) as of December 31, 2024, compared to NT$1,687,644 million as of December 31, 2023. The current marketable securities primarily consisted of fixed income securities. In 2024, we issued NT dollar-denominated corporate bonds totaling NT$34,300 million (US$1,046 million). For further information, please refer to note 18 and note 31 to the consolidated financial statements.

We believe that our cash generated from operations, cash and cash equivalents, current marketable securities, and ability to access capital market will be sufficient to fund our working capital needs, capital expenditures, debt repayments, dividend payments and other business requirements associated with existing operations over the next 12 months.

	For the year ended December 31,
	2022	2023	2024
	NT$	NT$	NT$	US$
	(in millions)
Net cash generated by operating activities	1,610,599	1,241,967	1,826,177	55,693
Net cash used in investing activities	(1,190,928)	(906,120)	(864,843)	(26,375)
Net cash used in financing activities	(200,244)	(204,894)	(346,301)	(10,561)
Effect of exchange rate changes on cash and cash equivalents	58,397	(8,339)	47,166	1,438
Net increase in cash and cash equivalents	277,824	122,614	662,199	20,195

Cash and cash equivalents increased by NT$662,199 million in 2024, following an increase of NT$122,614 million in 2023.

Operating Activities

In 2024, we generated NT$1,826,177 million (US$55,693 million) net cash from operating activities, as compared to NT$1,241,967 million in 2023. The net cash generated from operating activities was primarily from NT$1,405,840 million in income before income tax and NT$662,796 million in non-cash depreciation and amortization expenses, partially offset by income tax payment, net changes in working capital and others of NT$242,459 million. The higher depreciation and amortization expenses in 2024 were mainly attributed to continuing investment in production capacity for advanced technologies.

In 2023, we generated NT$1,241,967 million net cash from operating activities, as compared to NT$1,610,599 million in 2022. The net cash generated from operating activities was primarily from NT$979,316 million in income before income tax and NT$532,191 million in non-cash depreciation and amortization expenses, partially offset by income tax payment, net changes in working capital and others of NT$269,540 million. The higher depreciation and amortization expenses in 2023 were mainly attributed to continuing investment in production capacity for advanced technologies.

Investing Activities

In 2024, net cash used in investing activities was NT$864,843 million (US$26,375 million), as compared to NT$906,120 million in 2023. The primary use of cash in investing activities in 2024 was for capital expenditures of NT$956,007 million.

In 2023, net cash used in investing activities was NT$906,120 million, as compared to NT$1,190,928 million in 2022. The primary use of cash in investing activities in 2023 was for capital expenditures of NT$949,817 million.

Our capital expenditures for 2024 were primarily related to:

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

Financing Activities

In 2024, net cash used in financing activities was NT$346,301 million (US$10,561 million), as compared to net cash used of NT$204,894 million in 2023. The net cash used in financing activities in 2024 was mainly due to cash dividend payments, partially offset by the proceeds from issuance of corporate bonds.

In 2023, net cash used in financing activities was NT$204,894 million, as compared to net cash used of NT$200,244 million in 2022. The net cash used in financing activities in 2023 was mainly due to cash dividend payments, partially offset by the proceeds from issuance of corporate bonds and increase in bank loans under hedging financial liabilities.

As of December 31, 2024, our short-term loans were nil and our aggregate long-term debts were NT$1,018,286 million (US$31,055 million), of which NT$59,858 million (US$1,825 million) was classified as current. The long-term debt mainly included NT dollar- and U.S. dollar-denominated corporate bonds with fixed interest rates ranging from 0.36% to 4.63% and remaining maturity ranging from less than one year to 36 years.

Cash Requirements

The following table sets forth information on our material contractually obligated payments (including principals and interests) for the periods indicated as of December 31, 2024:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in NT$ millions)
Long-Term Debt(1)	1,232,100	79,396	337,516	224,434	590,754
Capital Leases(2)	34,888	3,483	5,795	4,827	20,783
Temporary Receipts(3)	291,102	198,603	92,499	—	—
Capital Purchase or Other Purchase Obligations(4)	1,144,112	1,097,240	46,700	172	—
Total Contractual Cash Obligations	2,702,202	1,378,722	482,510	229,433	611,537

(1)

Represents corporate bonds payable and long-term bank loans. See note 18 and note 19 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.

(2)	Capital lease obligations are described in note 6, note 16, note 31 and note 33 to our consolidated financial statements.
(3)	Represents advance temporary receipts from customer. See “Item 4. Information on The Company — Markets and Customers” and note 22 to our consolidated financial statements for further information.
(4)

Represents commitments for construction or purchase of equipment, raw material and other property or services. These commitments were not recorded on our statement of financial position as of December 31, 2024, as we had not received related goods or taken title of the property.

During 2024, we used derivative financial instruments to partially hedge the currency exchange rate risk related to non-NT dollar-denominated assets and liabilities, certain forecasted transactions, and interest rate risk related to our fixed income investments. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a further discussion about currency exchange rate risk, interest rate risk, and derivative financial instruments we used to hedge such risks. See also note 5 to the consolidated financial statements for our accounting policy of derivative financial instruments, and note 8, note 11 and note 33 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.

We provided letters of credit and entrusted financial institutions to provide performance guarantees. See note 36 to our consolidated financial statements for further information.

Significant amount of capital is required to build, expand, and upgrade our production facilities and equipment. Our capital expenditures for 2025 are expected to be between US$38 billion and US$42 billion, which, depending on market conditions, may be adjusted later.

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

Summary Financial Information of the Obligor Group

The debt securities issued by TSMC Arizona under an indenture (the “Indenture”), dated as of October 18, 2021, among TSMC Arizona, as the issuer, TSMC, as guarantor, and Citibank, N.A., as trustee, are unconditionally and irrevocably guaranteed as to payment of principal, interest and premium, if any, by TSMC. TSMC Arizona and TSMC are referred to collectively as the Obligor Group. Each guarantee provided under the Indenture is referred to as a Guarantee and collectively, the Guarantees. TSMC Arizona is a corporation incorporated under the laws of the State of Arizona and a wholly-owned subsidiary of TSMC. As of December 31, 2024, the debt securities issued by TSMC Arizona are: (i) US$1.25 billion aggregate principal amount of the 1.750% Guaranteed Notes due 2026, (ii) US$1.25 billion aggregate principal amount of the 2.500% Guaranteed Notes due 2031, (iii) US$1 billion aggregate principal amount of the 3.125% Guaranteed Notes due 2041, (iv) US$1 billion aggregate principal amount of the 3.250% Guaranteed Notes due 2051, (v) US$1 billion aggregate principal amount of the 3.875% Guaranteed Notes due 2027, (vi) US$500 million aggregate principal amount of the 4.125% Guaranteed Notes due 2029, (vii) US$1 billion aggregate principal amount of the 4.250% Guaranteed Notes due 2032, and (viii) US$1 billion aggregate principal amount of the 4.500% Guaranteed Notes due 2052.

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

Statement of Profit or Loss for Obligor Group

	For the year ended December 31, 2024
	NT$	US$
	(in millions)
Net sales – external	821,378	25,050
Net sales – to subsidiaries outside of the Obligor Group	2,057,095	62,735
Total net sales	2,878,473	87,785
Gross profit	1,573,348	47,983
Income from operations	1,292,570	39,420
Net income	1,158,380	35,327
Net income attributable to Obligor Group	1,158,380	35,327

Statement of Financial Position for Obligor Group

	As of December 31, 2024
	NT$	US$
	(in millions)
Assets
Current assets – external	1,661,619	50,675
Current assets – due from subsidiaries outside of the Obligor Group	214,280	6,535
Total current assets	1,875,899	57,210
Non-current assets – external	3,237,301	98,728
Non-current assets – due from subsidiaries outside of the Obligor Group	1,176,900	35,892
Total non-current assets	4,414,201	134,620
Total assets	6,290,100	191,830
Liabilities
Current liabilities – external	1,021,201	31,144
Current liabilities – due to subsidiaries outside the Obligor Group	187,968	5,732
Total current liabilities	1,209,169	36,876
Non-current liabilities – external	765,231	23,337
Non-current liabilities – due to subsidiaries outside of the Obligor Group	71,434	2,179
Total non-current liabilities	836,665	25,516
Total liabilities	2,045,834	62,392

Climate Change Related Issues

The manufacturing, assembling and testing of our products require the use of chemicals and materials that are subject to environmental, climate related, health and safety laws and regulations issued worldwide as well as international accords such as the Paris Agreement. The Climate Change Response Act of the R.O.C., effective February 2023, set a goal of reaching net-zero emissions in Taiwan by 2050 and established a carbon fee system to collect carbon fees. For emitters with direct and indirect emissions exceeding a certain threshold, carbon fees will be levied starting from 2025. As our emissions from each fab in Taiwan exceed the current regulatory threshold, we will start to pay carbon fees from 2026 (for the 2025 fees), which will result in increased manufacturing costs for us. Also, the R.O.C. legislative authority is regularly reviewing various environmental issues to develop laws and regulations relating to environmental protection and climate change. The impact of such laws and regulations is currently indeterminable. Please see detailed risk factors related to the impact of climate change regulations and international accords in “Item 3. Key Information – Risk Factors – Risks Relating to Our Business. ” Please also see our compliance record with Taiwan and international environmental and climate-related laws and regulations in “Item 4. Information on The Company – Environmental and Climate Related Laws and Regulations.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

MANAGEMENT

Members of our Board of Directors are elected by our shareholders. Our Board of Directors is currently composed of ten directors. Of our current ten directors, seven are independent directors: Sir Peter L. Bonfield, Mr. Michael R. Splinter, Mr. Moshe N. Gavrielov, Dr. L. Rafael Reif, Ms. Ursula M. Burns, Ms. Lynn L. Elsenhans and Mr. Chuan Lin. The chairman of the Board of Directors is elected by the directors. The chairman of the Board of Directors presides at all meetings of the Board of Directors, and also has the authority to act as our representative. The term of office for directors is three years.

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

Pursuant to the R.O.C. Company Act, a person may serve as our director in his personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. For example, the National Development Fund of the R.O.C., one of our largest shareholders, has served as our director since our founding. As a corporate entity, the National Development Fund is required to appoint a representative to act on its behalf. Mr. Chin-Ching Liu has been the representative of the National Development Fund since June 6, 2024.

In June 2024, our former Chairman, Dr. Mark Liu, retired from TSMC. Our CEO, Dr. C.C. Wei, was elected in our Shareholders’ Meeting in June 2024 to succeed as our Chairman.

In February 2024, our Board of Directors approved the appointment of Senior Vice President of R&D, Dr. Y.J. Mii and Senior Vice President of Operations, Mr. Y.P. Chyn, as Executive Vice Presidents and Co-Chief Operating Officers (“Co-COOs”) of TSMC, effective on March 1, 2024. The two Executive Vice Presidents and Co-COOs will report directly to Chief Executive Officer Dr. C.C. Wei.

The following tables set forth each director and executive officer’s name, position and years with our company, the age range of each director and the year in which each director’s term expires as of February 28, 2025. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Board of Directors

Name	Age	Position with our company	Term Expires	Years with our company
C.C. Wei(1)	71-75	Chairman; Chief Executive Officer	2027	27
F.C. Tseng	76-80	Director	2027	38
Chin-Ching Liu(2)	61-65	Director (Representative of the National Development Fund)	2027	1
Sir Peter L. Bonfield	76-80	Independent Director	2027	23
Michael R. Splinter	71-75	Independent Director	2027	10
Moshe N. Gavrielov	66-70	Independent Director	2027	6
L. Rafael Reif	71-75	Independent Director	2027	4
Ursula M. Burns(3)	66-70	Independent Director	2027	1
Lynn L. Elsenhans(3)	66-70	Independent Director	2027	1
Chuan Lin(3)	71-75	Independent Director	2027	1

(1)	Dr. C.C. Wei was elected as the Chairman in June 2024; before that, Dr. Mark Liu was the Chairman.
(2)	Mr. Chin-Ching Liu was appointed as the representative of the National Development Fund on June 6, 2024.
(3)	Ms. Ursula M. Burns, Ms. Lynn L. Elsenhans, and Mr. Chuan Lin joined our Board of Directors on June 4, 2024.

Executive Officers

Name	Position with our company	Years with our company
C.C. Wei(1)	Chairman; Chief Executive Officer	27
Y.P. Chyn(2)	Executive Vice President; Co-Chief Operating Officer	38
Y.J. Mii(2)	Executive Vice President; Co-Chief Operating Officer	31
Cliff Hou(3)	Senior Vice President; Deputy Co-Chief Operating Officer; Chief Information Security Officer	28
Kevin Zhang(3)	Senior Vice President, Business Development and Global Sales; Deputy Co-Chief Operating Officer	9
Lora Ho	Senior Vice President, Human Resources	26
Wei-Jen Lo	Senior Vice President, Corporate Strategy Development	21
Rick Cassidy	Senior Vice President, Corporate Strategy Development; Chairman, TSMC Arizona	28
J.K. Lin(4)	Senior Vice President, Corporate Strategy Development	38
Sylvia Fang	Senior Vice President, Legal; General Counsel; Corporate Governance Officer	30
Wendell Huang	Senior Vice President, Finance; Chief Financial Officer; Spokesperson	26
Y.L. Wang	Vice President, Operations/ Fab Operations I; CEO, TSMC Arizona	33
Douglas Yu	Vice President, Research & Development/ Pathfinding for System Integration; TSMC Distinguished Fellow	31
T.S. Chang	Vice President, Operations/ Advanced Technology and Mask Engineering; TSMC Fellow	30
Michael Wu	Vice President, Research & Development/ Platform Development	29
Min Cao	Vice President, Research & Development/ Pathfinding and Corporate Research	23
Y.H. Liaw	Vice President, Operations/ Fab Operations II; CEO, JASM	37
Simon Jang	Vice President, Research & Development/ Advanced Tool and Module Development	32
C.S. Yoo	Vice President, Research & Development/ More-than-Moore Technologies	37
Jun He	Vice President, Operations/ Advanced Packaging Technology and Service	8
Geoffrey Yeap	Vice President, Research & Development/ Platform Development	9
Chris Horng-Dar Lin	Vice President, Corporate Information Technology; Chief Information Officer	4
Jonathan Lee	Vice President, Corporate Planning Organization	18
Arthur Chuang	Vice President, Operations/ Facility	36
L.C. Lu	Vice President, Research & Development/ Design & Technology Platform; TSMC Fellow	25
K.C. Hsu	Vice President, Research & Development/ Integrated Interconnect & Packaging	4
Ray Chuang	Vice President, Operations/ Fab Operations I; CEO, ESMC	28
Vanessa Lee(5)	Vice President, Materials Management	3
P.H. Chen(6)	Vice President, Human Resources	35

(1)	TSMC’s Board of Directors elected Dr. C.C. Wei as Chairman and Chief Executive Officer, effective June 4, 2024.

(2)	Mr. Y.P. Chyn and Dr. Y.J. Mii were appointed as Executive Vice Presidents and Co-Chief Operating Officers, effective March 1, 2024.
(3)	Dr. Cliff Hou and Dr. Kevin Zhang were appointed as Senior Vice Presidents and Deputy Co-Chief Operating Officers, effective March 1, 2024.
(4)	Mr. J.K. Lin retired on April 10, 2025.
(5)	Ms. Vanessa Lee was promoted to Vice President on August 13, 2024.
(6)	Mr. P.H. Chen was promoted to Vice President on February 12, 2025.

C.C. Wei is the Chairman and Chief Executive Officer. Dr. C.C. Wei was our Vice Chairman and Chief Executive Officer from June 2018 to June 2024, President and Co-Chief Executive Officer from November 2013 to June 2018, Executive Vice President and Co-Chief Operating Officer from March 2012 to November 2013, Senior Vice President of Business Development from 2009 to 2012, and Senior Vice President of Mainstream Technology Business from 2008 to 2009, and Senior Vice President of Operations I from 2005 to 2008. He served in a number of executive positions at TSMC Fabs and the Operations organization from 1998 to 2005. Before joining us in 1998, he was Senior Vice President of Technology at Chartered Semiconductor Manufacturing Ltd. in Singapore and Senior Manager for Logic and SRAM technology development at STMicroelectronics N.V. in Texas. Dr. Wei served as the Chairman of Taiwan Semiconductor Industry Association from 2017 to 2019. He holds a Ph.D. in electrical engineering from Yale University.

F.C. Tseng is a director. Dr. F.C. Tseng was our Vice Chairman from July 2005 to June 2018. Prior to that, he was Deputy Chief Executive Officer from August 2001 to June 2005. He also served as our President from May 1998 to August 2001 and the President of Vanguard International Semiconductor Corp. (“VIS”) from 1996 to 1998. Prior to his presidency at VIS, Dr. Tseng served as our Senior Vice President of Operations. Dr. Tseng is currently the Chairman of TSMC China Co., Ltd. (a non-public company) and Global Unichip Corp., the Vice Chairman of VIS, and the Director of eMemory Technology, Inc. He is also the Chairman of TSMC Education and Culture Foundation, and a director of Cloud Gate Culture and Arts Foundation and of Chu-Ming Medical Foundation. He formerly served as an independent director, Chairman of Audit Committee and a member of Compensation Committee of Acer Inc. He holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 50 years.

Chin-Ching Liu, the representative of the National Development Fund (“NDF”), is a director. Mr. Chin-Ching Liu is the Minister of National Development Council, and concurrently the Minister without Portfolio of Executive Yuan. He also serves as the Convener of the NDF. Mr. Liu previously served as Vice Chairman of PwC Group Taiwan, Chairman of PwC Business Consultant Service Taiwan, Chairman of PwC Consultant Service Taiwan, and Partner/Vice Chairman of PwC Consultant from 2012 to 2023. Prior to that, he served as General Manager of IBM General Business Group, General Manager of IBM Global Business Service, Executive of IBM Manufacturing Consultant Service, and SCM Consultant leader of IBM Greater China from 2001 to 2011. He also served as Vice Chairman of Tax and Finance Committee Chinese National Federation of Industries, and Professor level Technical Expert of Department of Accounting of National Chengchi University from 2015 to 2024. Mr. Liu holds a bachelor’s degree in applied mathematics from Chung Yuan University and a master’s degree of business administration from National Taiwan University.

Sir Peter L. Bonfield is an independent director. Sir Peter L. Bonfield was the Chief Executive Officer and Chairman of the Executive Committee of British Telecommunications from January 1996 to January 2002, and the Vice President of the British Quality Foundation from its creation in 1993 until 2012. He also served as a director of L.M. Ericsson in Sweden, the Chairman of GlobalLogic Inc. in the United States, a Senior Independent Director to AstraZeneca, the Chair of Council and Senior Pro-Chancellor at Loughborough University in the United Kingdom, a director of Sony Corp. in Japan, the Chairman of NXP Semiconductor N.V. in the Netherlands, a Member of the International Advisory Board of Citigroup in the United States, a Senior Advisor to Alix Partners LLP in London, an Advisory Board member of the Longreach Group Ltd. in Hong Kong, and a board mentor of Chairman Mentors International (CMi) Ltd. in London, and a non-executive director of Darktrace plc in the United Kingdom. He is currently the non-executive director of Imagination Technologies Group Ltd. (a non-public company) in the United Kingdom. He is a fellow of the Royal Academy of Engineering. He holds a bachelor’s degree in engineering and an honorary doctorate of technology from Loughborough University eleven honorary doctorate degrees in total, and was awarded Commander of the Order of Orange Nassau in 2024.

Michael R. Splinter is an independent director. Mr. Michael R. Splinter served as Chief Executive Officer of Applied Materials from 2003 to 2012 and as Chairman of the Board of Directors since 2009 and retired in June 2015. Prior to that, he served at Intel Corp. as Executive Vice President of Sales and Marketing from 2001 to 2003, and Executive Vice President of Technology and Manufacturing group from 1996 to 2001. He also served as a director of Silicon Valley Leadership Group, SEMI, Meyer Burger Technology Ltd. in Switzerland, University of Wisconsin Foundation and Pica8 Inc. in the United States, and the Chairman of the Board of NASDAQ, Inc. and US-Taiwan Business Council, an independent director and Compensation Committee Chair of Gogoro Inc. in Cayman Islands, and the Chair of Industrial Advisory Committee of National Institute of Standards and Technology of U.S. Department of Commerce. Mr. Splinter currently serves as the lead independent director of NASDAQ, Inc., an independent director, Compensation Committee Chair and Nominating and Corporate Governance Committee member of Tigo Energy, Inc. and General Partner of WISC Partners LP. and of MRS Business and Technology Advisors (a non-public company), all in the United States. Mr. Splinter serves as an independent director of Kioxia Holdings Corp. (a non-public company) in Japan. He also serves as Chair of Board of Trustees of Natcast in the United States. He is a member of the National Academy of Engineering. Mr. Splinter holds a master’s degree in electrical engineering, and an honorary Ph.D. in engineering from the University of Wisconsin-Madison.

Moshe N. Gavrielov is an independent director. Mr. Moshe N. Gavrielov served as President and CEO of Xilinx, Inc. in the United States from January 2008 to January 2018 and as a director of Xilinx, Inc. from February 2008 to January 2018. Prior to that, he served at Cadence Design Systems, Inc. in the United States as Executive Vice President and General Manager of the Verification Division from April 2005 to November 2007, and CEO of Verisity, Ltd. in the United States from March 1998 to April 2005. He also served at a variety of executive management positions in LSI Logic Corp. in the United States for nearly 10 years, and engineering and engineering management positions in National Semiconductor Corporation and Digital Equipment Corporation, both in the United States. He also served as the Executive Chairman of Wind River Systems, Inc. and an Advisor to Matrix Capital Management Company LP, both in the United States. Currently, Mr. Gavrielov is the Chairman of SiMa Technologies, Inc. (a non-public company) in the United States and of Foretellix, Ltd. (a non-public company) in Israel, and an independent director of NXP Semiconductors N.V. in the Netherlands, and of Cadence Design Systems, Inc. in the United States. Mr. Gavrielov holds a bachelor’s degree in electrical engineering and a master’s degree in computer science from Technion - Israel Institute of Technology.

L. Rafael Reif is an independent director. Dr. L. Rafael Reif is currently the President Emeritus of the Massachusetts Institute of Technology (MIT). Dr. Reif was the President of MIT from 2012 to 2022. Since 1980, he held a number of faculty positions at MIT, including Provost, Head of the Department of Electrical Engineering and Computer Science (EECS), Associate Department Head of Electrical Engineering, Director of Microsystems Technology Laboratories, and Fariborz Maseeh Professor of Emerging Technology. Dr. Reif is an elected member of the American Academy of Arts and Sciences, of the National Academy of Engineering and of the Chinese Academy of Engineering, a fellow of the National Academy of Inventors, and also belongs to Tau Beta Pi, the Electrochemical Society and the IEEE. In addition, he is the inventor or co-inventor of 13 patents, has edited or co-edited five books and has supervised 38 doctoral theses to date. Currently, Dr. Reif is also the co-chair of the Growth Technical Advisory Board of Applied Materials, Inc., a director of Engine No. 1 LP. (a non-public company), of Council on Foreign Relations and of Waverley Street Foundation, all in the United States, a member of the Board of Trustees of Carnegie Endowment for International Peace in the United States, of Instituto Tecnológico de Monterrey in Mexico, and of Massachusetts General Hospital, and the Ray and Maria Stata Professor of Electrical Engineering and Computer Science of MIT. Dr. Reif holds a master’s degree and a Ph.D. in electrical engineering from Stanford University, an honorary Doctor of Laws degree from the Chinese University of Hong Kong, and honorary doctorates from Tsinghua University, the Technion and Arizona State University, and University of Miami.

Ursula M. Burns is an independent director. Ms. Ursula M. Burns was the Chairwoman of the Board of Xerox Corporation from 2010 to 2017 and Chief Executive Officer from 2009 to 2016, after having been appointed President in 2007. She was the Chairwoman and CEO of VEON Ltd. in the Netherlands from 2018 to 2020. She also served as a director of Boston Scientific Corp. and of American Express Company, both in the United States, of Nestlé S.A. in Switzerland, of ExxonMobil Corp. and of Endeavor Group Holdings, Inc., both in the United States, and the Executive Chairwoman of Plum Acquisition Corp. I in the United States. Ms. Burns was the Leader of the White House National Program on Science, Technology, Engineering and Math (“STEM”), the Chair of President’s Export Council, and the Vice Chair of Advisory Council on Supply Chain Competitiveness (ACSCC) of U.S. Department of Commerce from 2022 to 2024. Currently, Ms. Burns is the Non-Executive Chairwoman of Teneo Holdings LLC (a non-public company) in the United States, an independent non-executive director of IHS Holding Ltd. in Cayman Islands, a director of Uber Technologies Inc. in the United States, and the Founding Partner of Integrum Holdings LP in the United States. She also serves as a Trustee of Ford Foundation, of Massachusetts Institute of Technology (MIT) Corp., of Metropolitan Museum of Art and of Mayo Clinic. Ms. Burns is a member of the National Academy of Engineering, of the American Academy of Arts and Sciences, and of the Royal Academy of Engineering. She was a member of G7 Gender Equality Advisory Council. She holds a bachelor’s degree in mechanical engineering from the Polytechnic Institute of New York University and a master’s degree in mechanical engineering from Columbia University.

Lynn L. Elsenhans is an independent director. Ms. Lynn L. Elsenhans was the Chairwoman and CEO of Sunoco, Inc. and Sunoco Logistics Partners L.P., serving Sunoco from 2008 to 2012. Ms. Elsenhans previously spent most of her career in a variety of leadership and general management roles at Royal Dutch Shell in Houston, Singapore, and London. Her senior executive roles included the Executive Vice President of Global Manufacturing, the President and CEO of Shell Oil Products US, and the President of Shell Oil Company and US Country Chair. She was an independent director of International Paper Company and of Flowserve Corporation, both in the United States, and of GlaxoSmithKline plc in the United Kingdom. She is currently an independent non-executive director and a member of Audit Committee, and of Nomination Committee of Saudi Arabian Oil Co. in the Kingdom of Saudi Arabia, an independent director and Governance and Corporate Responsibility Chair of Baker Hughes Company in the United States (and was a director and committee chair of predecessor companies Baker Hughes Inc and Baker Hughes, a GE Company), and an independent director of Peter Kiewit and Sons, Inc. (a U.S. non-public company). Ms. Elsenhans holds a bachelor’s degree in applied mathematics from Rice University and a master’s degree in business administration from Harvard University.

Chuan Lin is an independent director. Dr. Chuan Lin has plenty of industrial, public service, academy and international affairs experience. He previously served as a research fellow of Chung-Hua Institution for Economic Research, the Professor and Department Chair of Public Finance of National Chengchi University, the Director General of the Bureau of Finance of Taipei City Government, the Minister of the Directorate General of Budget of Accounting and Statistics of Executive Yuan, the Minister of Finance and Premier of Executive Yuan. Dr. Lin also served as the Chairman of Vanguard International Semiconductor Corp., an independent director of Casetek Holdings Ltd. and of Inotera Memories, Inc., a director of PharmaEngine, Inc. and of Chartis Taiwan Insurance Co., Ltd., and the CEO of New Frontier Foundation. Currently, Dr. Lin is the Chairman of TTY Biopharm Company Ltd. and of TSH Biopharm Corporation Ltd. (Representative of TTY Biopharm Company Ltd.), an independent director of Pegatron Corp. and a senior advisor to the President of the Republic of China (Taiwan). Dr. Lin holds a bachelor’s degree in economics from Fu Jen Catholic University, a master’s degree in public finance from National Chengchi University and a Ph.D. in economics from University of Illinois Urbana-Champaign in the United States.

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

Y.J. Mii is our Executive Vice President and Co-Chief Operating Officer. He was Senior Vice President of Research & Development from November 2016 to February 2024. He was promoted to Senior Vice President in November 2016. Prior to that, he was Vice President of Research & Development from August 2011 to November 2016 and Senior Director of Platform I Division from 2006 to 2011. He joined us in 1994 and has been involved continuously in the development and manufacturing of advanced CMOS technologies in both Operations and Research & Development. He holds a Ph.D. in electrical engineering from the University of California, Los Angeles.

Cliff Hou is our Senior Vice President, Deputy Co-Chief Operating Officer and Chief Information Security Officer. He was our Senior Vice President of Europe & Asia Sales and Research & Development/ Corporate Research from October 2020 to February 2024. He was Senior Vice President of Research & Development/ Technology Development from May 2020 to October 2020. He was promoted to Senior Vice President in May 2020. Prior to that, he was Vice President of Research & Development/ Technology Development from August 2018 to May 2020, Vice President of Research & Development/ Design and Technology Platform from August 2011 to August 2018, and Senior Director of Design and Technology Platform from 2010 to 2011. He joined us in 1997 and established the Company’s technology design kit and reference flow development organizations. He is currently the Chairman of Taiwan Semiconductor Industry Association. He holds a Ph.D. in electrical and computer engineering from Syracuse University.

Kevin Zhang is our Senior Vice President of Business Development and Global Sales and Deputy Co-Chief Operating Officer. He was promoted to Senior Vice President in August 2020. He joined us in November 2016 as Vice President of Research & Development/ Design and Technology Platform. Prior to joining us in November 2016, he was a Vice President of Technology and Manufacturing Group of Circuit Technology at Intel. He holds a Ph.D. in electrical engineering from Duke University.

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

Rick Cassidy is our Senior Vice President of Corporate Strategy Development and Chairman of TSMC Arizona. He was our Senior Vice President of Corporate Strategy Office from January 2019 to February 2024 and CEO & President of TSMC Arizona from December 2020 to March 2023. Prior to that, he served as Chief Executive Officer of TSMC North America from 2017 to January 2019. He was promoted to Senior Vice President in February 2014, Vice President in November 2008 and had led TSMC North America from January 2005 to 2018. He joined us in 1997 and has held various positions in TSMC North America, including Business Operations, Field Technical Support, and Business Management. He holds a B.A. degree in engineering technology from United States Military Academy at West Point.

J.K. Lin was our Senior Vice President of Corporate Strategy Development before retiring in April 2025. He was our Chief Information Security Officer from December 2022 to December 2024. He was our Senior Vice President of Information Technology, Materials Management and Risk Management from August 2018 to February 2024. He led the organizations from August 2018 and was promoted to Senior Vice President in November 2018. Prior to that, he was our Vice President of Operations/ Mainstream Fabs from August 2010 to August 2018. He joined us in 1987 and held various positions in manufacturing functions. He holds a B.S. degree from National Changhua University of Education.

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

Min Cao is our Vice President of Research & Development/ Pathfinding and Corporate Research. He was promoted to Vice President in February 2018. Prior to that, he was our Senior Director of Pathfinding Division. He joined us in 2002 and participated in development of multiple generations of advanced CMOS technology. He holds a Ph.D. in physics from Stanford University.

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

Jun He is our Vice President of Operations/ Advanced Packaging Technology and Service. He was promoted to Vice President in November 2020 and was our Senior Director of Quality and Reliability from May 2019 to November 2020. Prior to that, he was Senior Director of Manufacturing Quality & Reliability Division from July 2018 to May 2019, and Senior Director of Advanced Technology Quality & Reliability Division from May 2017 to July 2018. Prior to joining us in May 2017, he was a Senior Director of Technology and Manufacturing Group of Quality and Reliability at Intel. He holds a Ph.D. in materials science and engineering from University of California, Santa Barbara.

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

Vanessa Lee is our Vice President of Materials Management. She was promoted to Vice President in August 2024 and was our Senior Director of Materials Management from May 2022 to August 2024. Prior to joining us in May 2022, she was Global Commodity Manager in Google. She holds a M.S. degree in Chemistry from National Taiwan University.

P.H. Chen is our Vice President of Human Resources. He was promoted to Vice President in February 2025 and was our Senior Director of Program Office from December 2020 to January 2025, and Senior Fab Director of Operations/ Fab 14A from August 2015 to December 2020. He joined us in 1990 and has served in a variety of production management positions at TSMC Fabs. He holds a M.S. degree in Chemistry from National Sun Yat-sen University.

There is no family relationship between any of the persons named above. Other than that one of our Directors, Mr. Chin-Ching Liu, is the representative of our shareholder, National Development Fund of the Executive Yuan, there is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Share Ownership

The following table sets forth certain information as of February 28, 2025 with respect to our common shares owned by our directors and executive officers.

Name of Shareholders(1)	Number of Common Shares Owned(2)	Percentage of Outstanding Common Shares(2)
C.C. Wei, Chairman; Chief Executive Officer	6,392,834	0.02%
F.C. Tseng, Director	29,472,675	0.11%
Chin-Ching Liu, Director (Representative of the National Development Fund)(3)	1,653,709,980	6.38%
Sir Peter L. Bonfield, Independent Director	—	—
Michael R. Splinter, Independent Director	—	—
Moshe N. Gavrielov, Independent Director	—	—
L. Rafael Reif, Independent Director	—	—
Ursula M. Burns, Independent Director	—	—
Lynn L. Elsenhans, Independent Director	—	—
Chuan Lin, Independent Director	126,826	0.00%
Y.P. Chyn, Executive Vice President; Co-Chief Operating Officer	4,932,964	0.02%
Y.J. Mii, Executive Vice President; Co-Chief Operating Officer	1,016,273	0.00%
Cliff Hou, Senior Vice President; Deputy Co-Chief Operating Officer; Chief Information Security Officer	447,117	0.00%
Kevin Zhang, Senior Vice President; Deputy Co-Chief Operating Officer	115,867	0.00%
Lora Ho, Senior Vice President	4,414,753	0.02%
Wei-Jen Lo, Senior Vice President	1,282,328	0.00%
Rick Cassidy, Senior Vice President; Chairman of TSMC Arizona	—	—
J.K. Lin, Senior Vice President	12,660,501	0.05%
Sylvia Fang, Senior Vice President; General Counsel; Corporate Governance Officer	707,793	0.00%
Wendell Huang, Senior Vice President; Chief Financial Officer; Spokesperson	1,660,221	0.01%
Y.L. Wang, Vice President; CEO of TSMC Arizona	226,043	0.00%
Douglas Yu, Vice President; TSMC Distinguished Fellow	258,496	0.00%
T.S. Chang, Vice President; TSMC Fellow	181,289	0.00%
Michael Wu, Vice President	493,404	0.00%
Min Cao, Vice President	371,055	0.00%
Y.H. Liaw, Vice President; CEO of JASM	375,532	0.00%
Simon Jang, Vice President	356,832	0.00%
C.S. Yoo, Vice President	1,709,617	0.01%
Jun He, Vice President	33,310	0.00%
Geoffrey Yeap, Vice President	79,532	0.00%
Chris Horng-Dar Lin, Vice President; Chief Information Officer	41,137	0.00%
Jonathan Lee, Vice President	404,120	0.00%
Arthur Chuang, Vice President	2,608,118	0.01%

Name of Shareholders(1)	Number of Common Shares Owned(2)	Percentage of Outstanding Common Shares(2)
L.C. Lu, Vice President; TSMC Fellow	180,957	0.00%
K.C. Hsu, Vice President	90,927	0.00%
Ray Chuang, Vice President; CEO of ESMC	180,318	0.00%
Vanessa Lee, Vice President	9,310	0.00%
P.H. Chen, Vice President	433,414	0.00%

(1)	None of our directors and executive officers owned any stock option as of February 28, 2025.
(2)

The disclosed number of shares owned by the directors and executive officers did not include any common shares held in the form of ADS by such individuals as such individual ownership of ADSs had not been disclosed or otherwise made public. The disclosed number of shares owned by the directors and executive officers also did not include shares owned by their related parties. The disclosed number of shares owned by the directors and executive officers did not include any common shares held in the form of RSAs (as defined below) by such individuals that have not vested as of February 28, 2025. Except for the number of shares held by the National Development Fund, Executive Yuan, each of these individuals owned less than one percent of all common shares outstanding as of February 28, 2025.

(3)	Represented shares held by the National Development Fund, Executive Yuan.

The following table sets forth certain information as of March 1, 2025, with respect to RSAs held by our executives under our equity incentive plan for the year 2022 (the “2022 Rules”, see “— Employee Restricted Stock Awards Rules for Years 2021, 2022, 2023, and 2024” for a further discussion). Under the 2022 Rules, 501,120 shares have vested and 1,081,380 shares have been reclaimed as of March 1, 2025.

Name	Common Shares Underlying Outstanding RSAs(1)	Exercise Price	Grant Date	Expiration Date
C.C. Wei, Chairman; Chief Executive Officer
Y.P. Chyn, Executive Vice President; Co-COO
Y.J. Mii, Executive Vice President; Co-COO
Cliff Hou, Senior Vice President; Deputy Co-COO; Chief Information Security Officer
Kevin Zhang, Senior Vice President; Deputy Co-COO
Lora Ho, Senior Vice President
Wei-Jen Lo, Senior Vice President
J.K. Lin, Senior Vice President
Sylvia Fang, Senior Vice President; General Counsel; Corporate Governance Officer	2,110,000	—	March 1, 2023	—
Wendell Huang, Senior Vice President; Chief Financial Officer; Spokesperson
Y.L. Wang, Vice President
Douglas Yu, Vice President; TSMC Distinguished Fellow
T.S. Chang, Vice President; TSMC Fellow
Michael Wu, Vice President
Min Cao, Vice President
Y.H. Liaw, Vice President
Simon Jang, Vice President
C.S. Yoo, Vice President
Jun He, Vice President

Name	Common Shares Underlying Outstanding RSAs(1)	Exercise Price	Grant Date	Expiration Date
Geoffrey Yeap, Vice President
Chris Horng-Dar Lin, Vice President; Chief Information Officer
Jonathan Lee, Vice President
Arthur Chuang, Vice President
L.C. Lu, Vice President; TSMC Fellow
K.C. Hsu, Vice President

(1)	The RSAs granted under the 2022 Rules held by each of these directors and executives represent less than one percent of our total outstanding common shares.

The following table sets forth certain information as of March 1, 2025, with respect to RSAs held by our executives under our equity incentive plan for the year 2023 (the “2023 Rules”, see “— Employee Restricted Stock Awards Rules for Years 2021, 2022, 2023, and 2024” for a further discussion). Under the 2023 Rules, 1,406,000 shares have vested and 74,000 shares have been reclaimed as of March 1, 2025.

Name	Common Shares Underlying Outstanding RSAs(1)	Exercise Price	Grant Date	Expiration Date
C.C. Wei, Chairman; Chief Executive Officer
Y.P. Chyn, Executive Vice President; Co-COO
Y.J. Mii, Executive Vice President; Co-COO
Cliff Hou, Senior Vice President; Deputy Co-COO; Chief Information Security Officer
Kevin Zhang, Senior Vice President; Deputy Co-COO
Lora Ho, Senior Vice President
Wei-Jen Lo, Senior Vice President
J.K. Lin, Senior Vice President
Sylvia Fang, Senior Vice President; General Counsel; Corporate Governance Officer
Wendell Huang, Senior Vice President; Chief Financial Officer; Spokesperson	2,960,000	—	March 1, 2024	—
Y.L. Wang, Vice President
Douglas Yu, Vice President; TSMC Distinguished Fellow
T.S. Chang, Vice President; TSMC Fellow
Michael Wu, Vice President
Min Cao, Vice President
Y.H. Liaw, Vice President
Simon Jang, Vice President
C.S. Yoo, Vice President
Jun He, Vice President
Geoffrey Yeap, Vice President
Chris Horng-Dar Lin, Vice President; Chief Information Officer

Name	Common Shares Underlying Outstanding RSAs(1)	Exercise Price	Grant Date	Expiration Date
Jonathan Lee, Vice President
Arthur Chuang, Vice President
L.C. Lu, Vice President; TSMC Fellow
K.C. Hsu, Vice President
Ray Chuang, Vice President

(1)	The RSAs granted under the 2023 Rules held by each of these directors and executives represent less than one percent of our total outstanding common shares.

The following table sets forth certain information as of March 1, 2025, with respect to RSAs held by our executives under our equity incentive plan for the year 2024 (the “2024 Rules”, see “— Employee Restricted Stock Awards Rules for Years 2021, 2022, 2023, and 2024” for a further discussion).

Name	Common Shares Underlying Outstanding RSAs(1)	Exercise Price	Grant Date	Expiration Date
C.C. Wei, Chairman; Chief Executive Officer
Y.P. Chyn, Executive Vice President; Co-COO
Y.J. Mii, Executive Vice President; Co-COO
Cliff Hou, Senior Vice President; Deputy Co-COO; Chief Information Security Officer
Kevin Zhang, Senior Vice President; Deputy Co-COO
Lora Ho, Senior Vice President
Wei-Jen Lo, Senior Vice President
J.K. Lin, Senior Vice President
Sylvia Fang, Senior Vice President; General Counsel; Corporate Governance Officer
Wendell Huang, Senior Vice President; Chief Financial Officer; Spokesperson	2,353,000	—	September 1,2024	—
Y.L. Wang, Vice President
Douglas Yu, Vice President; TSMC Distinguished Fellow
T.S. Chang, Vice President; TSMC Fellow
Michael Wu, Vice President
Min Cao, Vice President
Y.H. Liaw, Vice President
Simon Jang, Vice President
C.S. Yoo, Vice President
Jun He, Vice President
Geoffrey Yeap, Vice President
Chris Horng-Dar Lin, Vice President; Chief Information Officer
Jonathan Lee, Vice President
Arthur Chuang, Vice President

Name	Common Shares Underlying Outstanding RSAs(1)	Exercise Price	Grant Date	Expiration Date
L.C. Lu, Vice President; TSMC Fellow
K.C. Hsu, Vice President
Ray Chuang, Vice President
Vanessa Lee, Vice President

(1)	The RSAs granted under the 2024 Rules held by each of these directors and executives represent less than one percent of our total outstanding common shares.

Employee Restricted Stock Awards Rules for Years 2021, 2022, 2023, and 2024

We adopted the Employee Restricted Stock Awards Rules for each of Year 2021 (the “2021 Rules”), Year 2022 (the “2022 Rules”), Year 2023, (the “2023 Rules”), and Year 2024 (the “2024 Rules”) to attract and retain corporate executives and/or critical talents at TSMC and/or its subsidiaries. These rules link the compensation of employees with shareholders’ interests and/or our ESG achievements. The 2021 Rules, 2022 Rules, 2023 Rules, and 2024 Rules authorized the grant of up to 2,600,000 common shares, up to 3,065,000 common shares, up to 6,249,000 common shares, and up to 4,185,000 common shares, with par value of NT$10 per share, respectively. The grants are in the form of RSAs. The 2021 Rules, 2022 Rules, 2023 Rules, and 2024 Rules became effective on August 6, 2021, July 25, 2022, December 28, 2023, and July 31, 2024, respectively.

Under these rules, RSAs may be granted to full-time executives and/or critical talents who meet specific performance requirements. The number of RSAs granted is determined by our Chairman and Chief Executive Officer and approved by the Compensation and People Development Committee and the Board of Directors. The number of RSAs granted under the 2023 Rules and 2024 Rules also requires approval from the Audit and Risk Committee. Grants under these rules are made free of charge to the recipients and are subject to certain vesting conditions, as separately outlined in the rules for each respective year.

Under each of the 2021 Rules, 2022 Rules, 2023 Rules, and 2024 Rules, the maximum amount of RSAs that may vest each year are as follows: 50% on the first anniversary of the grant, 25% on the second anniversary and 25% on the third anniversary.

Issuances under these rules can be granted over a period of one year from the respective effective date of the 2021 Rules, 2022 Rules and 2023 Rules. Issuance under the 2024 Rules can be granted over a period of two years from the effective date. In February 2022, our Board of Directors resolved to approve the issuance of 1,387,000 units of RSAs under the 2021 Rules. In February 2023, our Board of Directors resolved to approve the issuance of 2,110,000 units of RSAs under the 2022 Rules. In February 2024, our Board of Directors resolved to approve the issuance of 2,960,000 units of RSAs under the 2023 Rules. In August 2024, our Board of Directors resolved to approve the issuance of 2,353,000 units of RSAs under the 2024 Rules.

As of March 1, 2025, among the total 1,387,000 units of RSAs issued under the 2021 Rules, 603,443 units have vested and 783,557 units have been reclaimed, and no RSAs issued under the 2021 Rules remain outstanding.

Global Employee Stock Purchase Plan

In 2022, we established an employee stock purchase plan (the “ESPP”), which provides an opportunity for eligible employees to purchase our ADSs or common shares through voluntary automatic payroll deductions, to contribute to a real and sustainable culture of employees as shareholders. The ESPP became effective on May 10, 2022 and was implemented from October 1, 2022. ADSs and common shares available for purchase by participants under the ESPP will be authorized and issued ADSs or authorized and issued common shares acquired by the administrator of the ESPP on behalf of participants. We shall contribute to a participant’s contribution account so that fifteen percent (15%) of the purchase price for each ADS or common share purchased under the ESPP for a participant is funded by the employer contribution. We may, with thirty (30) days’ notice to eligible employees, change such percentage for the employer contribution.

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

Remuneration of Directors

The following table presents the remuneration and benefits in kind accrued in 2024 for our non-employee directors:

Name/Title	Fees Earned or Paid in Cash	Stock Awards	All Other Compensation(6)	Total(7)
	NT$	NT$	NT$	NT$	US$
	(in millions)
Mark Liu, Former Chairman(1)	345.7	—	0.9	346.6	10.6
F.C. Tseng, Director(2)	13.3	—	1.1	14.4	0.4
Chin-Ching Liu, Director (Representative of National Development Fund, Executive Yuan)(3)	13.3	—	—	13.3	0.4
Sir Peter L. Bonfield, Independent Director	21.4	—	—	21.4	0.7
Michael R. Splinter, Independent Director	21.4	—	—	21.4	0.7
Moshe N. Gavrielov, Independent Director	21.4	—	—	21.4	0.7
L. Rafael Reif, Independent Director	21.4	—	—	21.4	0.7
Ursula M. Burns, Independent Director(4)	11.3	—	—	11.3	0.3
Lynn L. Elsenhans, Independent Director(4)	11.3	—	—	11.3	0.3
Chuan Lin, Independent Director(4)	8.7	—	—	8.7	0.3
Kok Choo Chen, Former Independent Director(5)	7.9	—	—	7.9	0.2
Yancey Hai, Former Independent Director(5)	7.9	—	—	7.9	0.2

Total	505.1	—	2.0	507.1	15.5

(1)	Dr. Mark Liu retired on June 4, 2024.
(2)	In addition to the above, Dr. F.C. Tseng received NT$18.7 million of compensation from non-consolidated affiliates and NT$18.9 million of advisor fee from TSMC.
(3)	Mr. Chin-Ching Liu was appointed as the representative of the National Development Fund on June 6, 2024.
(4)	Ms. Ursula M. Burns, Ms. Lynn L. Elsenhans and Mr. Chuan Lin were elected as our independent directors at our 2024 annual general meeting of shareholders held on June 4, 2024.
(5)	Ms. Kok Choo Chen and Mr. Yancey Hai’s tenure as our independent directors expired on June 4, 2024.
(6)	Included pensions funded according to applicable law and expenses for company cars, but did not include compensation paid to car drivers made available to directors.
(7)

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

Compensation of Executive Officers(1)

The following table presents the compensation and benefits in kind accrued in 2024 for our executive officers:

Name/Title	Salary	Bonus(2)	Stock Awards	All Other Compensation(3)	Total
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
C.C. Wei, Chairman; Chief Executive Officer	16.0	635.8	287.8	6.8	946.4	28.9
Wendell Huang, Senior Vice President; Chief Financial Officer; Spokesperson	6.6	141.5	40.3	2.0	190.4	5.8

Y.P. Chyn, Executive Vice President; Co-COO
Y.J. Mii, Executive Vice President; Co-COO
Lora Ho, Senior Vice President
Wei-Jen Lo, Senior Vice President
Rick Cassidy, Senior Vice President; Chairman of TSMC Arizona
J.K. Lin, Senior Vice President
Cliff Hou, Senior Vice President; Deputy Co-COO; Chief Information Security Officer
Kevin Zhang, Senior Vice President; Deputy Co-COO
Sylvia Fang, Senior Vice President; General Counsel; Corporate Governance Officer
Y.L. Wang, Vice President; CEO of TSMC Arizona
Douglas Yu, Vice President; TSMC Distinguished Fellow
T.S. Chang, Vice President; TSMC Fellow
Michael Wu, Vice President	184.1	3,031.3	889.9	55.9	4,161.3	126.9	(5)
Min Cao, Vice President
Y.H. Liaw, Vice President; CEO of JASM
Simon Jang, Vice President
C.S. Yoo, Vice President
Jun He, Vice President
Geoffrey Yeap, Vice President
Chris Horng-Dar Lin, Vice President; Chief Information Officer
Jonathan Lee, Vice President
Arthur Chuang, Vice President
L.C. Lu, Vice President; TSMC Fellow
K.C. Hsu, Vice President
Ray Chuang, Vice President; CEO of ESMC
Vanessa Lee, Vice President(4)

Total	206.7	3,808.6	1,218.0	64.7	5,298.0	161.6

(1)

The total compensation paid to the executive officers is decided based on their job responsibility, contribution, company performance and projected future risks the Company will face. It is reviewed by the Compensation and People Development Committee then submitted to the Board of Directors for approval.

(2)	Included cash bonus and profit sharing bonus.
(3)	Included pensions funded according to applicable law and expenses for company cars.
(4)	Ms. Vanessa Lee was promoted to Vice President, effective on August 13, 2024. These amounts did not include compensation for the period before her promotion.
(5)	Aggregate amount for executive officers other than Dr. C.C. Wei and Mr. Wendell Huang.

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

Currently, the Audit and Risk Committee consists of seven members comprising all of our independent directors. The members of the Audit and Risk Committee are Sir Peter L. Bonfield, the Chairman of our Audit and Risk Committee, Mr. Michael R. Splinter, Mr. Moshe N. Gavrielov, Dr. L. Rafael Reif, Ms. Ursula M. Burns, Ms. Lynn L. Elsenhans and Mr. Chuan Lin. In addition, Mr. Jan C. Lobbezoo was appointed to serve as a financial expert consultant to the Audit and Risk Committee from February 14, 2006 onwards. See “Item 16A. Audit Committee Financial Expert”. The Audit and Risk Committee is required to meet at least once every quarter. Our Audit and Risk Committee charter grants the Audit and Risk Committee the authority to conduct any investigation which it deems appropriate to fulfill its responsibilities. It has direct access to all our books, records, facilities, personnel, as well as registered public accountants. It has the authority to, among other things, appoint, terminate and approve all fees to be paid to our registered public accountants, subject to the approval of the Board of Directors as appropriate, and to oversee the work performed by the registered public accountants. The Audit and Risk Committee also has the authority to engage special legal, accounting, or other consultants it deems necessary in the performance of its duties. Beginning on January 1, 2007, the Audit and Risk Committee also assumed the responsibilities of supervisors pursuant to the R.O.C. Securities and Exchange Act.

The Audit and Risk Committee convened four regular meetings in 2024. In addition to these meetings, the Audit and Risk Committee members and consultant participated in two special meetings and three telephone conferences to discuss our annual report to be filed with the Taiwan and U.S. authorities and investor conference materials with management.

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

The members of the Compensation and People Development Committee are appointed by the Board as required by the R.O.C. laws. The Compensation and People Development Committee, by its charter, shall consist of no fewer than three independent directors of the Board. Currently, the Compensation and People Development Committee comprises four of our independent directors. The members of the Compensation and People Development Committee are Mr. Michael R. Splinter, the Chairman of our Compensation and People Development Committee, Sir Peter L. Bonfield, Mr. Moshe N. Gavrielov, and Ms. Ursula M. Burns.

The Compensation and People Development Committee convened four regular meetings and one special meeting in 2024.

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

The members of the Nominating, Corporate Governance and Sustainability Committee are appointed by the Board. The Nominating, Corporate Governance and Sustainability Committee, by its charter, shall be composed of the Chairman of the Board and three to six independent directors. The members of the Nominating, Corporate Governance and Sustainability Committee are Mr. Chuan Lin, the Chairman of our Nominating, Corporate Governance and Sustainability Committee, Dr. C.C. Wei, Dr. L. Rafael Reif, and Ms. Lynn L. Elsenhans.

The Nominating, Corporate Governance and Sustainability Committee convened four meetings in 2024.

Employees

The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2022	2023	2024
Managers	7,295	7,861	8,737
Professionals	35,189	36,807	40,477
Assistant Engineers/Clericals	8,665	9,235	10,207
Technicians	21,941	22,575	24,404

Total	73,090	76,478	83,825

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2022	2023	2024
Hsinchu Science Park, Taiwan	30,219	31,524	32,703
Southern Taiwan Science Park, Taiwan	23,508	24,444	23,059
Central Taiwan Science Park, Taiwan	9,075	8,775	8,540
Taoyuan City, Taiwan	1,713	2,007	2,817
Miaoli County, Taiwan	1,152	1,675	3,055
Kaohsiung Nanzih Technology Industrial Park, Taiwan	—	35	2,805
China	4,517	4,484	4,478
North America	2,547	2,668	4,497
Europe	53	60	78
Japan	304	804	1,791
Korea	2	2	2

Total	73,090	76,478	83,825

As of December 31, 2024, our total employee population was 83,825 with an educational makeup of 3.7% PhDs, 48.5% masters, 29.9% university bachelors, 7.5% college degrees and 10.5% others. Among this employee population, 58.7% were at a managerial or professional level. We emphasize two strategies for talent development: (1) unleashing employees’ potential and innovation by encouraging and enabling self-learning and continuous innovation to create a positive impact on the Company and society, and (2) equipping employees with future capabilities by preparing employees with the skills for the future and building a talent pool.

Pursuant to our Articles of Incorporation, our employees participate in our profits sharing program by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our annual profits (defined under local law), after recovering any losses incurred in prior years. Our practice has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In 2023 and 2024, we distributed employees’ business performance bonus of NT$50,091 million and employees’ cash profit sharing bonus of NT$50,091 million to our employees in relation to year 2023 profits. In 2024 and 2025, we distributed employees’ business performance bonus of NT$70,296 million (US$2,144 million) to our employees in relation to year 2024 profits. Employees’ cash profit sharing bonus of NT$70,296 million (US$2,144 million) in relation to year 2024 profits will be distributed in July 2025.

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

Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to our compensation recovery policy during the fiscal year ended December 31, 2024.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information as of February 28, 2025, with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors and executive officers as a group.

Names of Shareholders	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares
National Development Fund, Executive Yuan	1,653,709,980	6.38%
Directors and executive officers as a group(1)	71,263,563	0.27%

(1)	Excluded ownership of the National Development Fund, Executive Yuan.

As of February 28, 2025, a total of 25,932,733,242 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through their custodians in the R.O.C. As of February 28, 2025, 5,313,816,033 common shares, represented by 1,062,763,201 ADSs, were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., advised us that, as of February 28, 2025, such ADSs were held of record by Cede & Co. and 173 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

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

Related Party Transactions

Vanguard International Semiconductor Corporation (“VIS”)

In 1994, we, the R.O.C. Ministry of Economic Affairs and other investors established VIS, then an integrated DRAM manufacturer. VIS commenced commercial production in 1995 and listed its shares on the Taipei Exchange in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 28, 2025, we owned approximately 27.6% of the equity interest in VIS.

Pursuant to the terms of a manufacturing agreement between both parties, VIS was obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC was required to use its best commercial efforts to maintain utilization of such reserved capacity. In 2024, we had total purchases of NT$759 million (US$23 million) from VIS, representing 0.1% of our total cost of revenue.

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

We entered into a technology cooperation agreement with SSMC effective on March 30, 1999 in which SSMC agreed to base at least a major part of its production activities on processes compatible to those in use in our metal oxide semiconductor (“MOS”) integrated circuits wafer volume production fabs. In return, we agreed to provide SSMC with access to and benefit of the technical knowledge and experience relating to certain processes in use in our MOS integrated circuits wafer volume production fabs and to assist SSMC by rendering certain technical services in connection with its production activities. In addition, we granted to SSMC limited licenses of related intellectual property rights owned or controlled by us for the purpose of MOS integrated circuit production for the sole use in manufacturing products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC. In 2024, we had total purchases of NT$3,861 million (US$118 million) from SSMC, representing 0.3% of our total cost of revenue.

Global Unichip Corporation (“GUC”)

In January 2003, we acquired a 52.0% equity interest in GUC, a SoC design service company that provides large scale SoC implementation services. GUC listed its shares on the Taiwan Stock Exchange in November 2006. As of February 28, 2025, we owned approximately 34.8% of the equity interest in GUC.

In 2024, we had total sales of NT$14,089 million (US$430 million) to GUC, representing 0.5% of our total revenue.

Xintec, Inc. (“Xintec”)

In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Xintec listed its shares on the Taipei Exchange in March 2015. Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. As of February 28, 2025, we owned approximately 41.0% of the equity interest in Xintec.

In 2024, we incurred total manufacturing expenses of NT$5,233 million (US$160 million) from Xintec, representing 0.4% of our total cost of revenue.

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

In February 2025, Longitude Licensing Ltd. and Marlin Semiconductor Limited (collectively, “Marlin”) filed complaints with the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the Eastern District of Texas alleging that TSMC and its customers infringe five U.S. patents. The ITC instituted an investigation on March 21, 2025. The outcome cannot be determined, and we cannot make a reliable estimate of the contingent liability at this time.

Other than the matter described above, we were not a party to any material litigation as of December 31, 2024 and are not currently a party to any other material litigation.

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

Pursuant to our Articles of Incorporation, our Board of Directors is authorized to approve quarterly cash dividends after the close of each quarter. After our Board of Directors approves quarterly cash dividends, we will distribute the dividends within six months. The respective amounts and payment dates of 2024 quarterly cash dividends are demonstrated in the table below.

Period	Approved Date	Payment Date	Cash Dividend Per Share (NT$)	Total Amount (NT$)
First quarter of 2024	May 10, 2024	October 9, 2024	4.00013820	103,734,516,968
Second quarter of 2024	August 13, 2024	January 9, 2025	3.99963706	103,721,520,968
Third quarter of 2024	November 12, 2024	April 10, 2025	4.50002042	116,697,299,589
Fourth quarter of 2024	February 12, 2025	July 10, 2025	4.50(1)	116,697,299,589

(1)	To be adjusted by then outstanding shares as of record date for such dividend payment.

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

General

Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares, of which 500,000,000 common shares are reserved for the issuance for our employee stock options and among which 25,932,733,242 common shares were issued and outstanding as of December 31, 2024 and February 28, 2025. No employee stock options were outstanding as of December 31, 2024 and February 28, 2025. On March 1, 2025, we reclaimed 17,341 common shares, 26,380 common shares and 74,000 common shares formerly granted in the form of RSAs pursuant to our 2021 Rules, 2022 Rules and 2023 Rules, respectively. Please see “Item 6. Directors, Senior Management and Employees – Share Ownership” for a further discussion.

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

Trade aside, R.O.C. companies and resident individuals may, without foreign exchange approval, remit to and from the R.O.C. foreign currency of up to US$100 million or its equivalent (or such other amount as determined by the Central Bank of the Republic of China (Taiwan) from time to time at its discretion in consideration of the R.O.C.’s economic and financial conditions or the need to maintain the order of the foreign exchange market in the R.O.C.) and US$10 million or its equivalent (or such other amount as determined by the Central Bank of the Republic of China (Taiwan) from time to time at its discretion in consideration of the R.O.C.’s economic and financial conditions or the needs to maintain the order of the foreign exchange market in the R.O.C.), respectively, in each calendar year. Furthermore, any remittance of foreign currency into the R.O.C. by a R.O.C. company or resident individual in a year will be offset by the amount remitted out of R.O.C. by such company or individual (as applicable) within its annual quota and will not use up its annual inward remittance quota to the extent of such offset. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises incorporated or registered in the R.O.C. to register their medium- and long-term foreign debts with the Central Bank of the Republic of China (Taiwan).

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

The dividend is taxable to you when you, in the case of common shares, or the Depositary, in the case of ADSs, receive the dividend actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the NT dollar payments made, determined at the spot NT dollar/U.S. dollar rate on the date the dividend is distributed, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date of the dividend distribution to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

PFIC Rules

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

If you own common shares or ADSs during any year that we are a PFIC with respect to you, you generally must file IRS Form 8621.

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

We use foreign currency derivatives contracts, such as currency forwards or currency swaps, and non-derivative financial instruments, such as foreign currency denominated debts, to protect against currency exchange rate risks associated with non-NT dollar-denominated monetary assets and liabilities, net investments in foreign subsidiaries, and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on our assets and liabilities. Based on a sensitivity analysis performed on our total monetary assets and liabilities, a hypothetical adverse foreign currency exchange rate change of 10% as of December 31, 2023 and 2024 would have decreased our net income by NT$891 million and NT$1,906 million (US$58 million) in 2023 and 2024 respectively, after taking into account hedges and offsetting positions. For further information, please refer to note 8, note 11 and note 33 to the consolidated financial statements.

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

Based on a sensitivity analysis performed on our fixed income investments, a hypothetical adverse interest rate change of 100 basis points across all maturities would have decreased our other comprehensive income by NT$3,842 million and NT$4,501 million (US$137 million) in 2023 and 2024, respectively, after taking into account interest rate hedges. For further information, please refer to note 9, note 10, note 11 and note 33 to the consolidated financial statements.

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

Other Market Risk: Our equity securities are subject to a wide variety of market-related risks that could substantially reduce the fair value of our holdings. We currently do not reduce our equity market exposure through hedging activities. As of December 31, 2023 and 2024, we had investments in private equity securities mostly through a number of investment funds with a carrying value of NT$7,209 million and NT$7,823 million (US$239 million), respectively. Based on a sensitivity analysis performed on our equity investments as of December 31, 2023 and 2024, a hypothetical adverse price change of 10% would have decreased our other comprehensive income by approximately NT$955 million and NT$1,013 million (US$31 million) in 2023 and 2024, respectively. The actual disposal value of these investments may be significantly different from their carrying value. For further information, please refer to note 33 to the consolidated financial statements.

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

Depositary Payment

In 2024, we received reimbursement of proxy related expenses of US$9,131 from Citibank, N.A., the Depositary Bank for our ADR program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Pursuant to Rule 13(a)-15(b) of the Exchange Act, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officers and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2024.

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

As of the end of 2024, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2024, was effective.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our company’s internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included at the end of this Item 15.

Changes in Internal Control over Financial Reporting. During 2024, there was no material change to our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Taiwan Semiconductor Manufacturing Company Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated April 17, 2025, expressed an unqualified opinion on those consolidated financial statements.

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
April 17, 2025

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
The table below summarizes the fees that we paid for services provided by Deloitte & Touche (PCAOB ID No. 1060) and its affiliated
firms (the “Deloitte Entities”) for the years ended December 31, 2023 and 2024.

	For the year ended December 31,
	2023	2024
	NT$	NT$
	(In thousands)
Audit Fees	83,635	76,544
Audit Related Fees	1,480	1,025
Tax Fees	1,718	3,226
All Other Fees	403	566

Total	87,236	81,361

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
services performed by Deloitte & Touche in 2023 and 2024 were pre-approved
by the Audit and Risk Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 5, 2024, our Board of Directors resolved to approve the buyback and subsequent cancellation of up to 3,249,000 of our common shares over the period from June 6, 2024 to August 5, 2024 (the “2024 Share Repurchase Program”). The purpose of the 2024 Share Repurchase Program was to offset the dilutive effect of the issuance of RSAs under our equity incentive plans (see “Item 6. Directors, Senior Management and Employees— Employee Restricted Stock Awards Rules for Years 2021, 2022, 2023, and 2024” for a further discussion). Between June 14, 2024 and June 28, 2024, we bought back an aggregate of 3,249,000 common shares for an aggregate purchase amount of approximately NT$3,089 million (US$94 million), which represents an average purchase price of approximately NT$951 per share. The treasury stocks of 3,249,000 shares were all cancelled on September 1, 2024.

The table below sets forth certain information related to purchases made by us of our common shares in the periods indicated.

Period	Total number of common shares purchased	Average price paid per common share	Total number of common shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of common shares that may yet be purchased under the plans or programs
	(number of common shares)	(NT$)	(number of common shares)	(number of common shares)
June 2024 (From June 14, 2024 to June 28, 2024)	3,249,000	951	3,249,000	—

Total	3,249,000	951	3,249,000	—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

The most relevant differences between TSMC corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US Companies under Listed Company Manual Section 303A	TSMC Corporate Practices
NYSE Section 303A.01 requires a NYSE-listed company to have a majority of independent directors on its board of directors.	Taiwan law does not require a board of directors of publicly traded companies to consist of a majority of independent directors. Taiwan law requires public companies meeting certain criteria to have at least three independent directors but no less than one fifth of the total number of directors on its board of directors. Starting from 2024, public companies that meet certain criteria are required to have a minimum of one-third of their directors serving as independent directors. In addition, Taiwan law requires public companies to disclose information pertaining to their directors, including their independence status. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for information on the total number of TSMC directors and directors who would be considered independent under NYSE Section 303A.02 and Taiwan law.

NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the listed company either directly or as a partner, shareholder or officer of an organization that has a relationship with the listed company).	Taiwan law establishes comparable standards to evaluate director independence. For further information, please consult TSMC’s Taiwan annual report for the relevant year.

NYSE Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings that are not attended by management.	Taiwan law does not contain such a requirement. Except for meetings of sub-committees of the board of directors and those held by managing directors, Taiwan law does not allow separate board meetings of part but not all of the board of directors.

NYSE Section 303A.04 requires listed companies to have a nominating/corporate governance committee comprised entirely of independent directors which committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.04(b)(i) and providing for an annual evaluation of the committee’s performance.	Taiwan law does not contain such a requirement. Pursuant to Taiwan law, TSMC’s directors must be nominated either by the shareholders or by the entire board of directors. TSMC, however, has established a Nominating, Corporate Governance and Sustainability Committee in February 2023 to assist our Board of Directors mainly in selecting candidates for nomination to be elected as independent directors to the Board and advising on corporate governance and sustainability matters. The Nominating, Corporate Governance and Sustainability Committee, by its charter, shall be composed of the Chairman of the Board and three to six independent directors.

NYSE Section 303A.05(a) requires listed companies to have a compensation committee comprised entirely of independent directors.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its Compensation Committee since 2003 (renamed as “Compensation and People Development Committee” effective as of February 14, 2023), which has met the requirements under the Taiwan law. Taiwan law permits a non-director independent member, appointed by the board of directors, to serve as a member on the compensation committee, so long as such member meets the independent and other requirements under the relevant Taiwan law. Also, as required by the TWSE, the compensation committee of the companies listed on the TWSE must consist of a majority of independent directors, and all the members of the compensation committee shall elect an independent director to act as the convener and the chairperson of the meeting. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition and functions of its compensation committee.

NYSE Section 303A.05(b) requires a compensation committee’s charter to establish certain minimum responsibilities and to provide for an annual evaluation of the committee’s performance.	Taiwan law requires certain public companies, such as us, to establish a compensation committee by September 30, 2011. TSMC, however, has established its Compensation Committee since 2003, which has met the requirements under the Taiwan law, and TSMC’s Compensation and People Development Committee charter contains the same responsibilities as those provided under NYSE Section 303A.05(b)(i) and mandates the committee to review the adequacy of its charter annually.

NYSE Section 303A.06 requires listed companies to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005.	TSMC voluntarily established its Audit Committee (renamed as “Audit and Risk Committee” effective as of February 14, 2023) before the promulgation of related Taiwan law. Our Audit and Risk Committee fully complies with both local law requirements and corporate governance standards. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s Audit and Risk Committee members are all independent directors satisfying requirements of Rule 10A-3 under the Exchange Act.

NYSE Section 303A.07(a) requires an audit committee to consist of at least three board members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee of which at least one shall have accounting or financial expertise. Please see TSMC’s annual report and Form 20-F for the relevant year filed with the Taiwan authorities and the U.S. SEC (both of which are available online at www.tsmc.com) for further information regarding the composition of its audit committee. TSMC’s Audit and Risk Committee members are all financially literate and are assisted by a financial expert consultant.

NYSE Section 303A.07(a) requires that if an audit committee member is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of that company shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report on Form 10-K filed with the U.S. SEC.	Taiwan law does not contain such requirement. Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee. Taiwan law forbids an independent director from serving as an independent director on a total of more than four Taiwan public companies.

NYSE Section 303A.07(a) requires all members of the audit committee to be independent.	Taiwan law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee.

NYSE Section 303A.07(b) requires an audit committee to have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Rule 10A-3(b)(2), (3), (4) & (5) of the Exchange Act.	Taiwan law requires comparable standards. TSMC currently has a written Audit and Risk Committee charter containing the same duties and responsibilities as those provided under Section 10A-3(b)(1) of the Exchange Act.

NYSE Section 303A.07(b)(iii)(B) and (C) establishes audit committee objectives: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (ii) to discuss the company’s press releases relating to its earnings as well as the financial information and guidelines relating to its earnings that are supplied to analysts and rating agencies.	TSMC’s written Audit and Risk Committee charter establishes the same audit committee objectives.

NYSE Section 303A.07(b)(iii)(G) requires an audit committee to establish clear policies for hiring external auditor’s employees.	Taiwan law does not contain such requirement.

NYSE Section 303A.07(c) requires each company to have an internal audit function that provides to the management and to the audit committee ongoing assessments on the company’s risk management processes and internal control system.	Taiwan law requires public companies to establish an internal audit function. Internal auditors are subject to strict qualification standards under Taiwan law, which require the board of directors to approve the appointment of the head of a company’s internal audit function. TSMC’s internal audit function has substantially the same responsibilities as provided under NYSE Section 303A.07(d).

NYSE Section 303A.08 requires each company to give to shareholders the opportunity to vote on all equity based compensation plans and material revisions thereto with certain exceptions.	Taiwan law imposes a similar requirement. Employee stock option plans (“ESOPs”) are required to be approved by the board of directors. Shareholders’ approval is not required if the number of options granted under the relevant ESOP does not exceed the reservation made in TSMC’s Articles of Incorporation and if the exercise price is not below the price as determined by relevant regulations. Otherwise, any change to such reservation in the Articles requires shareholders’ approval. Employee restricted stock awards are required to be approved by the board of directors and the shareholders’ meeting with a quorum of holders of at least two-thirds of all issued and outstanding shares of common stock at which the holders of at least a majority of the common stock represented at the meeting vote in favor thereof. However, in the case of a publicly held company such as TSMC, such a resolution by the shareholders’ meeting may be adopted by the holders of at least two-thirds of the shares of common stock represented at a shareholders’ meeting at which holders of at least a majority of the issued and outstanding shares of common stock are present. TSMC currently has three equity-based compensation plans in effect, which were approved by the Board of Directors on February 15, 2022, February 14, 2023 and February 6, 2024, and by the shareholders on June 8, 2022, June 6, 2023 and June 4, 2024, respectively.

NYSE Section 303A.09 requires public companies to adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and to include such information on the company’s website (which website should also include the charters of the audit committee, the nominating committee, and the compensation committee.)	Taiwan law does not contain such requirement. TSMC, however, voluntarily adopted corporate governance guidelines in May 2023, and discloses such guidelines at www.tsmc.com.

NYSE Section 303A.09 requires the board of directors to make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon.	Starting from 2020, companies listed on the TWSE are required by TWSE’s new rule to conduct self-assessment or peer assessment on the performance of the board of directors and each director every year and to submit the assessment results to TWSE by the end of the first quarter of the next year. TSMC has been conducting annual self-assessment on its Audit and Risk Committee’s performance since 2011 and on its Board of Directors as well as each director since 2020 in compliance with TWSE’s requirements. Starting from 2023, TSMC also conducts annual assessment on all its Board committees, including the Audit and Risk Committee, Compensation and People Development Committee, and Corporate Governance and Sustainability Committee.

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain.	Taiwan law does not contain such requirement. But, because of sound corporate governance principles, TSMC has adopted an “Ethics and Business Conduct Policy”, which complies with the Sarbanes-Oxley Act’s requirements concerning financial officers and CEO accountability.

NYSE Section 303A.12(a) requires the CEO, on a yearly basis, to certify to the NYSE that he or she knows of no violation by the company of NYSE rules relating to corporate governance.	Taiwan law does not contain such a requirement. But, in order to comply with relevant U.S. SEC regulations, TSMC’s CEO is required to certify in TSMC’s 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of TSMC.

NYSE Section 303A.12(b) requires the CEO to notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfillment of any applicable provision under NYSE Section 303A.	Taiwan law does not contain such requirement. But, in order to be consistent with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC’s CEO complies with the notice provision as set forth under NYSE Section 303A.12(b).

NYSE Section 303A.12(c) requires each listed company to submit an executed Written Affirmation annually to the NYSE and Interim Written Affirmation each time a specified change occurs in the board or any of the committees subject to Section 303A.	Taiwan law does not contain such requirement. But, in order to comply with the corporate governance principles established under the Sarbanes-Oxley Act of 2002, TSMC complies with NYSE Section 303A.12(c).

NYSE Section 303A.14 requires each listed company to adopt a policy for the recovery of excess incentive-based compensation earned by current or former executive officers.	In compliance with NYSE Section 303A.14, TSMC adopted the TSMC Clawback Policy in August 2023, available on TSMC’s website.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES
The Company has insider trading policies and procedures that govern the purchase, sale and other dispositions of the Company’s securities by directors, officers, employees and other covered persons. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company. A copy of our Insider Trading Rules is filed with this annual
report on Form
20-F
as Exhibit 11.1.

ITEM 16K.	CYBERSECURITY
Our Audit and Risk Committee of the Board is responsible for the oversight of risks from cybersecurity threats, including reviewing periodic reports from the head of Global Security Management function relating to our information technology and security matters, including any cybersecurity incidents, assessment of new and emerging cybersecurity risks and threats and their proposed improvement measures. Based on such reviews and their discussions with the head of Global Security Management function, our Audit and Risk Committee assists our Board to review, assess, and enhance the adequacy and effectiveness of our cybersecurity policies and procedures on an ongoing basis.
The head of our Global Security Management function assesses and manages the cybersecurity risk and reports to the Audit and Risk Committee. Our head of Global Security Management function has over 30 years of experience in cybersecurity and other professionals in our Global Security Management function have cybersecurity experiences or certifications. Our Global Security Management function regularly assesses the threat landscape and takes a holistic view of cybersecurity risks. We have implemented and continually updated
rigorous cybersecurity measures to assess, identify and manage cybersecurity risks and to prevent and minimize harm caused by cybersecurity attacks. Such measures mainly include:

•
building a defense shield on the cloud that includes adopting advanced cloud solution against distributed denial-of-service
(“DDoS”) attacks, implementing domain name system (“DNS”) service on secure cloud platform, securing internet access by cloud solution, and enhancing phishing mail defense;

•	certifying office computer security compliance and installing advanced malware defense solutions for critical computers and servers;

•	enhancing data center security by sunsetting insecure protocols, conducting network port security scans and enhancing server security hardening;

•	reviewing and enhancing fab and facility zone security controls;

•	improving software security by implementing security scanning and conducting effective vulnerability management and penetration tests; and

•	enhancing internal security assessment automation and conducting external red team testing and practicing responses to ransomware attacks.
To reduce supply chain risks, we collaborate with major suppliers to improve their security measures, share industry security events and best practices on demand and by schedule and conduct supplier security onsite audit. In 2024, we organized a cybersecurity workshop for suppliers, sharing network security defense solutions and practices. Nearly 800 participants from close to 500 suppliers attended the workshop, which received high recognition from the suppliers. Moreover, we have collaborated with Semiconductor Equipment and Materials Institute (“SEMI”) to set up a Semiconductor Cybersecurity Committee to promote security standards (SEMI E187) as well as security assessment methodology for improving the resilience of semiconductor supply chain. We also joined Semiconductor Manufacturing Cybersecurity Consortium (“SMCC”), which focuses on important cybersecurity topics and seeks to find solutions that will benefit the entire industry. Also, as we employ certain third-party service providers to help us and our affiliates worldwide conduct risk assessment, security defense testing and vulnerability scanning, we require such third-party service providers to strictly fulfill the confidentiality and/or internet security requirements in our service agreements.
To our knowledge, as of the date of this annual report, there is no material risk from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect our business strategy, results of operation or financial condition.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Refer to the consolidated financial statements starting on page F-1 of this annual report.

ITEM 19.	EXHIBITS

(a)	See page F-1 for an index of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

	1.1	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on June 4, 2024.

	2a.1	Description of Securities Registered Under Section 12 of the Exchange Act.

	2b.1	The Company hereby agrees to furnish to the U.S. Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

	3.1(1)	Rules for Election of Directors, as amended and restated on July 26, 2021.

	3.2(1)	Rules and Procedures of Board of Directors Meetings, as amended and restated on November 8, 2022.

	3.3(2)	Rules and Procedures of Shareholders’ Meetings, as amended and restated on May 7, 2002. (P).

	4.1(3)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2017 to July 31, 2037) (in Chinese with English summary).

	4.2(4)	Land Lease with Southern Taiwan Science Park Administration (formerly Tainan Science Park Administration) relating to the fabs located in Southern Taiwan Science Park (effective May 1, 2018 to April 30, 2038) (English summary).

	4.3(5)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective November 1, 2019 to October 31, 2039) (English summary).

	4.4(6)	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective December 4, 2009 to December 31, 2028) (English summary).

	4.5(7)	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective July 1, 2015 to December 31, 2034) (in Chinese with English summary).

	4.6(8)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 2017 to March 14, 2037) (English summary).

	4.7(5)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) and Corporate Headquarters (effective December 1, 2019 to December 31, 2038) (English summary).

	4.8(9)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (P).

	4.9(6)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2008 to December 31, 2027) (English summary).

	4.10(6)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 (effective May 16, 2013 to December 31, 2032) (English summary).

	4.11(10)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 and Corporate Headquarters (Phase II) (effective January 1, 2021 to December 31, 2040) (English summary).

4.12(1)	Land Lease with Central Taiwan Science Park Administration relating to the fabs located in Taichung Science Park (effective January 1, 2024 to September 1, 2029) (English summary).

4.13	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective January 1, 2025 to December 31, 2044) (English summary).

4.14	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective January 1, 2025 to December 31, 2044) (English summary).

4.15(6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 1, 2009 to November 30, 2029) (English summary).

4.16	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective January 1, 2025 to December 31, 2044) (English summary).

4.17(6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective October 1, 2011 to September 30, 2030) (English summary).

4.18(6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2012 to July 31, 2032) (English summary).

4.19(11)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective January 22, 2014 to July 31, 2032) (English summary).

4.20(6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective February 1, 2012 to January 31, 2032) (English summary).

4.21(10)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase V、VI、VII) (effective February 1, 2021 to December 31, 2026) (English summary).

4.22(10)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase V、VI、VII) (effective February 1, 2021 to December 31, 2026) (English summary).

4.23(6)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2010 to December 31, 2029) (English summary).

4.24(6)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I and Phase IV bridge) (effective July 21, 2008 to December 31, 2027) (English summary).

4.25(5)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective May 15, 2019 to December 31, 2038) (English summary).

4.26(11)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (effective December 1, 2014 to December 31, 2033) (English summary).

4.27(11)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective March 1, 2014 to February 28, 2034) (English summary).

4.28(11)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2014 to July 31, 2034) (English summary).

4.29(1)	Land Lease with Hsinchu Science Park Administration relating to AP3 located in Longtan Science Park (effective January 1, 2024 to December 31, 2034) (English summary).

4.30(7)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs (AP2B and F6 bridge) located in Southern Taiwan Science Park (effective March 16, 2015 to March 15, 2035) (English summary).

4.31(7)	Land Lease with Central Taiwan Science Park Administration relating to F15B located in Taichung Science Park (effective March 25, 2015 to December 31, 2034) (English summary).

4.32(1)	Land Lease with Central Taiwan Science Park Administration relating to AP5 located in Taichung Science Park (effective January 1, 2024 to July 26, 2031) (English summary).

4.33(3)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective August 1, 2017 to July 31, 2037) (English summary).

4.34(3)	Land Lease with Hsinchu Science Park Administration relating to F12 (Phase VII) (effective February 1, 2017 to January 31, 2037) (English summary).

4.35(4)	Land Lease with Southern Taiwan Science Park Administration relating to the facility warehouse in Southern Taiwan Science Park (effective December 1, 2018 to November 30, 2038) (English summary).

4.36(5)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective January 1, 2020 to December 31, 2034) (English summary).

4.37(5)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective January 1, 2020 to December 31, 2034) (English summary).

4.38(5)	Land Lease with Hsinchu Science Park Administration relating to Fab12 (Phase 8 and Phase 9) (effective February 5, 2020 to December 31, 2039) (English summary).

4.39(10)	Land Lease with Southern Taiwan Science Park Administration relating to T-Site Water Reclamation Plant (effective April 1, 2020 to March 31, 2040) (English summary).

4.40(10)	Land Lease with Southern Taiwan Science Park Administration relating to T-Site Water Reclamation Plant (effective September 1, 2020 to March 31, 2040) (English summary).

4.41(10)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective October 1, 2020 to September 30, 2040) (English summary).

4.42(10)	Land Lease with Southern Taiwan Science Park Administration relating to a warehouse (effective October 26, 2020 to October 25, 2040) (English summary).

4.43(10)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective October 20, 2020 to October 19, 2040) (English summary).

4.44(10)	Land Lease with Southern Taiwan Science Park Administration relating to Fab14 & Fab18 located in Southern Taiwan Science Park (effective January 6, 2021 to January 5, 2041) (English summary).

4.45(12)	Land Lease with Southern Taiwan Science Park Administration relating to Fab14 & Fab18 located in Southern Taiwan Science Park (effective January 1, 2022 to December 31, 2041) (English summary).

4.46(12)	Land Lease with Central Taiwan Science Park Administration relating to Taichung Zero Waste Manufacturing Center located in Taichung Science Park (effective June 21, 2021 to June 20, 2041) (English summary).

4.47(12)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs (Fab18 bridge) located in Southern Taiwan Science Park (effective January 1, 2022 to December 31, 2041) (English summary).

4.48(12)	Taiwan Semiconductor Manufacturing Company Ltd. Employee Restricted Stock Awards Rules for Year 2021.

4.49(12)	Taiwan Semiconductor Manufacturing Company Ltd. Employee Restricted Stock Awards Rules for Year 2022.

4.50(1)	Taiwan Semiconductor Manufacturing Company Ltd. Employee Restricted Stock Awards Rules for Year 2023.

4.51(1)	Taiwan Semiconductor Manufacturing Company Ltd. Employee Restricted Stock Awards Rules for Year 2024.

4.52	Taiwan Semiconductor Manufacturing Company Limited Global Employee Stock Purchase Plan for ADSs.

4.53(13)	Taiwan Semiconductor Manufacturing Company Limited Employee Stock Purchase Plan for Common Shares.

4.54(13)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective September 1, 2022 to December 31, 2041) (English summary).

4.55(13)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective July 4, 2022 to December 31, 2041) (English summary).

4.56(13)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective November 1, 2022 to December 31, 2041) (English summary).

4.57(13)	Land Lease with Kaohsiung City Government relating to Fab22 (effective August 1, 2022 to December 31, 2026) (English summary).

4.58(13)	Land Lease with Hsinchu Science Park Administration relating to the Fab located in Longtan Science Park (effective March 1, 2023 to December 31, 2042) (English summary).

4.59(13)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective March 1, 2023 to December 31, 2042) (English summary).

4.60(1)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective June 1, 2023 to December 31, 2042) (English summary).

4.61(1)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective July 14, 2023 to December 31, 2042) (English summary).

4.62(1)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs (Fab 14 bridge) located in Southern Taiwan Science Park (effective June 1, 2023 to May 31, 2043) (English summary).

4.63(1)	Land Lease with Southern Taiwan Science Park Administration relating to AP7 (effective March 1, 2024 to June 30, 2043) (English summary).

4.64	Land Lease with Southern Taiwan Science Park Administration relating to AP7 (effective June 20, 2024 to March 4, 2025) (English summary).

4.65	Land Lease with Southern Taiwan Science Park Administration relating to AP7 (effective August 1, 2024 to March 4, 2025) (English summary).

4.66	Land Lease with Southern Taiwan Science Park Administration relating to AP8P1 (effective November 20, 2024 to December 31, 2044) (English summary).

4.67	Land Lease with Southern Taiwan Science Park Administration relating to AP8P1 (effective January 1, 2025 to December 31, 2044) (English summary).

4.68	Land Lease with Kaohsiung City Government relating to Fab22 (effective September 1, 2024 to December 31, 2026 ) (English summary).

4.69	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective November 1, 2024 to October 31, 2044) (English summary).

4.70	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective February 3, 2025 to December 31, 2044) (English summary).

4.71	Land Lease with Hsinchu Science Park Administration relating to HR Talents Training Center (effective January 1, 2025 to December 31, 2044) (English summary).

4.72	Land Lease with Hsinchu Science Park Administration relating to HR Talents Training Center (effective January 1, 2025 to December 31, 2044) (English summary).

4.73	Land Lease with Southern Taiwan Science Park Administration relating to AP7 (effective March 5, 2025 to June 30, 2043) (English summary).

4.74	Land Lease with Southern Taiwan Science Park Administration relating to AP7 (effective March 5, 2025 to June 30, 2043) (English summary).

4.75	Land Lease with Southern Taiwan Science Park Administration relating to Tainan Zero Waste Manufacturing Center located in Tainan Science Park (effective April 1, 2025 to March 31, 2045) (English summary).

4.76	Land Lease with Southern Taiwan Science Park Administration relating to Tainan Zero Waste Manufacturing Center located in Tainan Science Park (effective April 1, 2025 to March 31, 2045) (English summary).

8.1	Subsidiaries of Taiwan Semiconductor Manufacturing Company Limited.

11.1	Insider Trading Rules of Taiwan Semiconductor Manufacturing Company Limited.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

15.1	Consent of Deloitte & Touche.

17(13)	Issuers of Guaranteed Securities.

97(1)	Taiwan Semiconductor Manufacturing Company Limited Clawback Policy.

101.INS	iXBRL Instance Document. (Embedded within the Inline XBRL document)

101.SCH	iXBRL Taxonomy Extension Schema Document.

101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	iXBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	iXBRL Taxonomy Extension Label Linkbase Document.

101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File. (Embedded within the Inline XBRL document)

(1)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed by TSMC on April 18, 2024.
(2)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.
(3)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2017, filed by TSMC on April 19, 2018.
(4)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2018, filed by TSMC on April 17, 2019.
(5)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2019, filed by TSMC on April 15, 2020.
(6)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2013, filed by TSMC on April 14, 2014.
(7)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2015, filed by TSMC on April 11, 2016.
(8)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2016, filed by TSMC on April 13, 2017.
(9)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.
(10)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2020, filed by TSMC on April 16, 2021.
(11)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2014, filed by TSMC on April 13, 2015.
(12)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed by TSMC on April 14, 2022.
(13)	Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed by TSMC on April 20, 2023.
(P)	Paper filing.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.

Date: April 17, 2025

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Wendell Huang
Name:	Wendell Huang
Title:	Senior Vice President, Finance and Chief Financial Officer / Spokesperson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
Taiwan Semiconductor Manufacturing Company Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Taiwan Semiconductor Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and risk committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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
April 17, 2025
We have served as the Company’s auditor since 1987.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2023	December 31, 2024
		NT$	NT$	US$
				(Note 3)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	7	$1,465,427.8	$ 2,127,627.0	$64,886.5
Financial assets at fair value through profit or loss	8	924.6	207.7	6.3
Financial assets at fair value through other comprehensive income	9	154,530.8	192,202.7	5,861.6
Financial assets at amortized cost	10	66,761.2	101,971.3	3,109.8
Hedging financial assets	11	-	11.0	0.3
Notes and accounts receivable, net	12	201,313.9	270,683.2	8,255.1
Receivables from related parties	34	624.4	1,404.5	42.8
Other receivables from related parties	34	71.9	0.2	-
Inventories	6, 13	250,997.1	287,868.8	8,779.2
Other financial assets	30, 31, 35	27,158.8	63,138.3	1,925.6
Other current assets		26,222.4	43,237.4	1,318.6

Total current assets		2,194,032.9	3,088,352.1	94,185.8

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	8	13,417.5	15,199.8	463.6
Financial assets at fair value through other comprehensive income	9	7,208.7	7,822.9	238.6
Financial assets at amortized cost	10	79,199.4	88,596.5	2,701.9
Investments accounted for using equity method	14	29,442.0	37,247.8	1,135.9
Property, plant and equipment	6, 15, 30	3,064,475.0	3,234,980.1	98,657.5
Right-of-use assets	6, 16	40,424.7	40,128.4	1,223.8
Intangible assets	6, 17	22,766.7	26,282.5	801.5
Deferred income tax assets	6, 26	64,175.8	65,943.3	2,011.1
Refundable deposits		7,044.5	5,495.9	167.6
Other noncurrent assets	30, 31	10,009.4	81,715.4	2,492.1

Total noncurrent assets		3,338,163.7	3,603,412.6	109,893.6

TOTAL		$5,532,196.6	$6,691,764.7	$204,079.4

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2023	December 31, 2024
		NT$	NT$	US$
				(Note 3)

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss	8	$121.4	$466.5	$14.2
Hedging financial liabilities	11, 31	27,334.2	-	-
Accounts payable		55,726.8	72,800.6	2,220.2
Payables to related parties	34	1,566.3	1,426.0	43.5
Salary and bonus payable		33,200.6	47,451.5	1,447.1
Accrued profit sharing bonus to employees and compensation to directors	29	50,716.9	70,871.2	2,161.4
Payables to contractors and equipment suppliers		171,484.6	192,635.2	5,874.8
Cash dividends payable	21	168,558.5	220,418.8	6,722.2
Income tax payable	6, 26	128,134.6	191,569.4	5,842.3
Long-term liabilities - current portion	18, 19, 31	9,293.3	59,857.9	1,825.5
Accrued expenses and other current liabilities	6, 16, 22, 31	296,667.9	451,158.8	13,759.0

Total current liabilities		942,805.1	1,308,655.9	39,910.2

NONCURRENT LIABILITIES
Bonds payable	18, 31	913,899.8	926,604.5	28,258.7
Long-term bank loans	19, 31	4,383.0	31,824.4	970.5
Deferred income tax liabilities	6, 26	53.8	3,988.5	121.6
Lease liabilities	6, 16, 31	28,681.8	28,755.3	877.0
Net defined benefit liability	20	9,257.2	7,580.7	231.2
Guarantee deposits		923.2	845.6	25.8
Others	22	178,326.2	104,238.2	3,179.0

Total noncurrent liabilities		1,135,525.0	1,103,837.2	33,663.8

Total liabilities		2,078,330.1	2,412,493.1	73,574.0

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock	21	259,320.7	259,327.3	7,908.7

Capital surplus	21, 28	69,876.4	73,260.8	2,234.2

Retained earnings	21
Appropriated as legal capital reserve		311,147.0	311,147.0	9,489.1
Unappropriated earnings		2,817,492.6	3,561,826.4	108,625.4

		3,128,639.6	3,872,973.4	118,114.5

Others	21, 28	(28,314.3)	38,705.0	1,180.4

Equity attributable to shareholders of the parent		3,429,522.4	4,244,266.5	129,437.8

NON - CONTROLLING INTERESTS		24,344.1	35,005.1	1,067.6

Total equity		3,453,866.5	4,279,271.6	130,505.4

TOTAL		$5,532,196.6	$6,691,764.7	$204,079.4

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2022	2023	2024
		NT$	NT$	NT$	US$
					(Note 3)

NET REVENUE	6, 22, 34, 38	$2,263,891.3	$2,161,735.8	$2,894,307.7	$88,268.0

COST OF REVENUE	6, 13, 29, 34, 37	915,536.5	986,625.2	1,269,954.1	38,729.9

GROSS PROFIT		1,348,354.8	1,175,110.6	1,624,353.6	49,538.1

OPERATING EXPENSES	6, 29, 34
Research and development		163,262.2	182,370.2	204,181.8	6,227.0
General and administrative		53,524.8	60,872.8	83,745.0	2,554.0
Marketing		9,920.5	10,590.7	13,143.6	400.8

Total operating expenses		226,707.5	253,833.7	301,070.4	9,181.8

OTHER OPERATING INCOME AND EXPENSES, NET	15, 29, 37	(368.4)	188.7	(1,230.2)	(37.5)

INCOME FROM OPERATIONS	38	1,121,278.9	921,465.6	1,322,053.0	40,318.8

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates		7,679.8	4,800.2	4,880.7	148.8
Interest Income	23	22,422.2	60,293.9	87,213.4	2,659.8
Other income		947.7	480.0	566.9	17.3
Foreign exchange gain (loss), net		4,505.8	(2,685.4)	10,000.8	305.0
Finance costs	24	(11,750.0)	(11,999.4)	(10,495.4)	(320.1)
Other gains and losses, net	25	(1,012.2)	6,961.6	(8,379.4)	(255.6)

Total non-operating income and expenses		22,793.3	57,850.9	83,787.0	2,555.2

INCOME BEFORE INCOME TAX		1,144,072.2	979,316.5	1,405,840.0	42,874.0

INCOME TAX EXPENSE	6, 26	150,777.5	128,288.8	248,316.1	7,572.9

NET INCOME		993,294.7	851,027.7	1,157,523.9	35,301.1

OTHER COMPREHENSIVE INCOME (LOSS)	6, 20, 21, 26
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation		(823.1)	(623.4)	144.4	4.4
Unrealized gain (loss) on investments in equity instruments at fair value through other comprehensive income		(263.7)	1,954.6	5,091.9	155.3
Gain on hedging instruments		-	39.9	5.0	0.1
Share of other comprehensive income (loss) of associates		154.5	42.6	(69.4)	(2.1)
Income tax benefit (expense) related to items that will not be reclassified subsequently		734.0	124.6	(38.9)	(1.2)

		(198.3)	1,538.3	5,133.0	156.5

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		50,845.6	(14,464.4)	64,299.7	1,961.0
Unrealized gain (loss) on investments in debt instruments at fair value through other comprehensive income		(10,102.7)	4,123.2	1,949.9	59.5
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2022	2023	2024
		NT$	NT$	NT$	US$
					(Note 3)

Gain (loss) on hedging instruments		$1,329.2	$(74.7)	$(80.2)	$(2.4)
Share of other comprehensive income of associates		550.3	63.9	283.3	8.6
Income tax benefit related to items that may be reclassified subsequently		6.0	-	-	-

		42,628.4	(10,352.0)	66,452.7	2,026.7

Other comprehensive income (loss), net of income tax		42,430.1	(8,813.7)	71,585.7	2,183.2

TOTAL COMPREHENSIVE INCOME		$1,035,724.8	$842,214.0	$1,229,109.6	$37,484.3

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$992,923.4	$851,740.0	$1,158,380.2	$35,327.2
Non-controlling interests		371.3	(712.3)	(856.3)	(26.1)

		$993,294.7	$851,027.7	$1,157,523.9	$35,301.1

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$1,035,518.1	$843,751.9	$1,230,949.1	$37,540.4
Non-controlling interests		206.7	(1,537.9)	(1,839.5)	(56.1)

		$1,035,724.8	$842,214.0	$1,229,109.6	$37,484.3

EARNINGS PER SHARE	27
Basic earnings per share		$38.29	$32.85	$44.68	$1.36

Diluted earnings per share		$38.29	$32.85	$44.67	$1.36

EARNINGS PER EQUIVALENT ADS
Basic earnings per share		$191.46	$164.24	$223.39	$6.81

Diluted earnings per share		$191.46	$164.24	$223.37	$6.81

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Millions of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock			Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation
	Shares (In Millions)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total					Total	Treasury Stock	Total	Non-controlling Interests	Total Equity
BALANCE, JANUARY 1, 2022	25,930.3	$259,303.8	$64,761.5	$311,147.0	$59,304.2	$1,517,351.7	$1,887,802.9	$(63,303.3)	$574.3	$120.6	$-	$(62,608.4)	$-	$2,149,259.8	$2,422.7	$2,151,682.5
Appropriations of earnings
Special capital reserve	-	-	-	-	(56,149.9)	56,149.9	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(285,234.2)	(285,234.2)	-	-	-	-	-	-	(285,234.2)	-	(285,234.2)

Total	-	-	-	-	(56,149.9)	(229,084.3)	(285,234.2)	-	-	-	-	-	-	(285,234.2)	-	(285,234.2)

Net income	-	-	-	-	-	992,923.4	992,923.4	-	-	-	-	-	-	992,923.4	371.3	993,294.7
Other comprehensive income (loss), net of income tax	-	-	-	-	-	(49.5)	(49.5)	51,560.0	(10,327.4)	1,411.6	-	42,644.2	-	42,594.7	(164.6)	42,430.1

Total comprehensive income (loss)	-	-	-	-	-	992,873.9	992,873.9	51,560.0	(10,327.4)	1,411.6	-	42,644.2	-	1,035,518.1	206.7	1,035,724.8

Share-based payment arrangements	1.4	13.9	438.0	-	-	-	-	-	-	-	(185.2)	(185.2)	-	266.7	-	266.7
Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	-	(871.6)	(871.6)	-	(871.6)
Treasury stock retired	(1.4)	(13.9)	(3.0)	-	-	(854.7)	(854.7)	-	-	-	-	-	871.6	-	-	-
Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	303.3	303.3	-	(303.3)	-	-	(303.3)	-	-	-	-
Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(52.9)	-	(52.9)	-	(52.9)	-	(52.9)
Adjustments to share of changes in equities of associates	-	-	4.6	-	-	-	-	-	-	-	-	-	-	4.6	-	4.6
From share of changes in equities of subsidiaries	-	-	4,116.0	-	-	-	-	-	-	-	-	-	-	4,116.0	12,350.3	16,466.3
Donation from shareholders	-	-	13.2	-	-	-	-	-	-	-	-	-	-	13.2	-	13.2
Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(167.0)	(167.0)

BALANCE, DECEMBER 31, 2022	25,930.3	259,303.8	69,330.3	311,147.0	3,154.3	2,280,589.9	2,594,891.2	(11,743.3)	(10,056.4)	1,479.3	(185.2)	(20,505.6)	-	2,903,019.7	14,812.7	2,917,832.4

Appropriations of earnings
Special capital reserve	-	-	-	-	(3,154.3)	3,154.3	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(317,663.2)	(317,663.2)	-	-	-	-	-	-	(317,663.2)	-	(317,663.2)

Total	-	-	-	-	(3,154.3)	(314,508.9)	(317,663.2)	-	-	-	-	-	-	(317,663.2)	-	(317,663.2)

Net income	-	-	-	-	-	851,740.0	851,740.0	-	-	-	-	-	-	851,740.0	(712.3)	851,027.7
Other comprehensive income (loss), net of income tax	-	-	-	-	-	(484.9)	(484.9)	(13,573.5)	6,108.4	(38.2)	-	(7,503.3)	-	(7,988.2)	(825.5)	(8,813.7)

Total comprehensive income (loss)	-	-	-	-	-	851,255.1	851,255.1	(13,573.5)	6,108.4	(38.2)	-	(7,503.3)	-	843,751.8	(1,537.8)	842,214.0

Disposal of investments accounted for using equity method	-	-	(18.1)	-	-	-	-	-	-	-	-	-	-	(18.1)	(0.4)	(18.5)
Employee restricted shares retired	(0.4)	(4.2)	4.2	-	-	4.6	4.6	-	-	-	-	-	-	4.6	-	4.6
Share-based payment arrangements	2.1	21.1	564.9	-	-	-	-	-	-	-	(108.3)	(108.3)	-	477.7	-	477.7
Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	151.9	151.9	-	(151.9)	-	-	(151.9)	-	-	-	-
Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(45.2)	-	(45.2)	-	(45.2)	-	(45.2)
From share of changes in equities of subsidiaries	-	-	(21.3)	-	-	-	-	-	-	-	-	-	-	(21.3)	11,266.0	11,244.7
Donation from shareholders	-	-	16.4	-	-	-	-	-	-	-	-	-	-	16.4	-	16.4
Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(196.4)	(196.4)

BALANCE, DECEMBER 31, 2023	25,932.0	259,320.7	69,876.4	311,147.0	-	2,817,492.6	3,128,639.6	(25,316.8)	(4,099.9)	1,395.9	(293.5)	(28,314.3)	-	3,429,522.4	24,344.1	3,453,866.5

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Millions of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock			Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation
	Shares (In Millions)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total					Total	Treasury Stock	Total	Non-controlling Interests	Total Equity
Appropriations of earnings
Cash dividends to shareholders	-	$-	$-	$-	$-	$(414,915.5)	$(414,915.5)	$-	$-	$-	$-	$-	$-	$(414,915.5)	$-	$(414,915.5)

Total	-	-	-	-	-	(414,915.5)	(414,915.5)	-	-	-	-	-	-	(414,915.5)	-	(414,915.5)

Net income	-	-	-	-	-	1,158,380.2	1,158,380.2	-	-	-	-	-	-	1,158,380.2	(856.3)	1,157,523.9
Other comprehensive income (loss), net of income tax	-	-	-	-	-	126.0	126.0	65,579.8	6,948.8	(85.7)	-	72,442.9	-	72,568.9	(983.2)	71,585.7

Total comprehensive income (loss)	-	-	-	-	-	1,158,506.2	1,158,506.2	65,579.8	6,948.8	(85.7)	-	72,442.9	-	1,230,949.1	(1,839.5)	1,229,109.6

Employee restricted shares retired	(1.4)	(14.0)	14.0	-	-	19.9	19.9	-	-	-	-	-	-	19.9	-	19.9
Share-based payment arrangements	5.3	53.1	2,584.3	-	-	-	-	-	-	-	(1,414.6)	(1,414.6)	-	1,222.8	-	1,222.8
Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	-	(3,089.2)	(3,089.2)	-	(3,089.2)
Treasury stock retired	(3.2)	(32.5)	(7.1)	-	-	(3,049.6)	(3,049.6)	-	-	-	-	-	3,089.2	-	-	-
Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	3,772.8	3,772.8	-	(4,009.1)	-	-	(4,009.1)	-	(236.3)	236.3	-
Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	0.1	-	0.1	-	0.1	-	0.1
Adjustments to share of changes in equities of associates	-	-	870.0	-	-	-	-	-	-	-	-	-	-	870.0	-	870.0
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	-	-	5.3	-	-	-	-	-	-	-	-	-	-	5.3	(4.3)	1.0
From share of changes in equities of subsidiaries	-	-	(91.0)	-	-	-	-	-	-	-	-	-	-	(91.0)	6,918.8	6,827.8
Donation from shareholders	-	-	8.9	-	-	-	-	-	-	-	-	-	-	8.9	-	8.9
Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	5,349.7	5,349.7

BALANCE, DECEMBER 31, 2024	25,932.7	$259,327.3	$73,260.8	$311,147.0	$-	$3,561,826.4	$3,872,973.4	$40,263.0	$(1,160.2)	$1,310.3	$(1,708.1)	$38,705.0	$-	$4,244,266.5	$35,005.1	$4,279,271.6

BALANCE, DECEMBER 31, 2024 (IN MILLIONS OF US$ - Note 3)	-	$7,908.7	$2,234.2	$9,489.1	$-	$108,625.4	$118,114.5	$1,227.9	$(35.4)	$40.0	$(52.1)	$1,180.4	$-	$129,437.8	$1,067.6	$130,505.4

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan Dollars or U.S. Dollars)

	2022	2023	2024
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$1,144,072.2	$979,316.5	$1,405,840.0	$42,874.0
Adjustments for:
Depreciation expense	428,498.2	522,932.7	653,610.5	19,933.2
Amortization expense	8,756.1	9,258.2	9,186.1	280.2
Expected credit losses recognized on investments in debt instruments	52.4	35.7	49.9	1.5
Finance costs	11,750.0	11,999.4	10,495.4	320.1
Share of profits of associates	(7,679.8)	(4,800.2)	(4,880.7)	(148.8)
Interest income	(22,422.2)	(60,293.9)	(87,213.4)	(2,659.8)
Share-based compensation	302.4	483.0	1,242.7	37.9
Loss (gain) on disposal or retirement of property, plant and equipment, net	(98.9)	369.1	2,597.9	79.2
Loss (gain) on disposal or retirement of intangible assets, net	6.0	(3.0)	-	-
Impairment loss on property, plant and equipment	790.7	-	1,150.5	35.1
Loss (gain) on financial instruments at fair value through profit or loss, net	-	(12.4)	137.7	4.2
Loss on disposal of investments in debt instruments at fair value through other comprehensive income, net	410.1	473.9	683.1	20.8
Gain on disposal of investments accounted for using equity method, net	-	(15.8)	(7.1)	(0.2)
Loss (gain) on foreign exchange, net	10,342.7	(246.7)	4,576.3	139.6
Dividend income	(266.8)	(464.1)	(566.9)	(17.3)
Others	138.8	(338.0)	(435.7)	(13.3)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(1,354.4)	289.6	842.6	25.7
Notes and accounts receivable, net	(32,169.9)	28,442.0	(69,369.4)	(2,115.6)
Receivables from related parties	(868.7)	959.5	(780.1)	(23.8)
Other receivables from related parties	(7.5)	(2.9)	71.7	2.2
Inventories	(28,046.8)	(29,847.9)	(36,871.7)	(1,124.5)
Other financial assets	(1,680.6)	1,878.7	(2,377.5)	(72.5)
Other current assets	(4,450.9)	(12,530.9)	(15,537.3)	(473.8)
Other noncurrent assets	-	(720.3)	(3,862.0)	(117.8)
Accounts payable	7,594.1	847.0	17,073.8	520.7
Payables to related parties	205.4	(76.3)	(140.3)	(4.3)
Salary and bonus payable	12,633.4	(3,234.9)	14,250.9	434.6
Accrued profit sharing bonus to employees and compensation to directors	25,223.9	(11,031.6)	20,154.3	614.7
Accrued expenses and other current liabilities	46,578.8	(44,466.7)	74,659.4	2,276.9
Other noncurrent liabilities	101,390.5	13,329.9	16,768.7	511.4
Net defined benefit liability	(2,538.8)	(687.2)	(1,532.2)	(46.7)

Cash generated from operations	1,697,160.4	1,401,842.4	2,009,817.2	61,293.6
Income taxes paid	(86,561.2)	(159,875.1)	(183,640.1)	(5,600.5)

Net cash generated by operating activities	1,610,599.2	1,241,967.3	1,826,177.1	55,693.1

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan Dollars or U.S. Dollars)

	2022	2023	2024
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	$(125.5)	$(14,142.1)	$(1,178.8)	$(35.9)
Financial assets at fair value through other comprehensive income	(54,566.7)	(62,752.0)	(87,787.5)	(2,677.3)
Financial assets at amortized cost	(183,125.9)	(149,387.9)	(151,656.4)	(4,625.1)
Investments accounted for using equity method	-	-	(3,738.8)	(114.0)
Property, plant and equipment	(1,082,672.1)	(949,816.8)	(956,006.5)	(29,155.4)
Intangible assets	(6,954.3)	(5,518.4)	(8,875.7)	(270.7)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	44,963.4	35,698.6	67,684.5	2,064.2
Financial assets at amortized cost	62,329.7	134,605.8	118,350.9	3,609.4
Property, plant and equipment	983.3	703.9	894.6	27.3
Intangible assets	12.6	3.1	57.2	1.7
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	2.9	128.0	325.9	9.9
Derecognition of hedging financial instruments	1,684.4	68.2	118.3	3.6
Interest received	18,083.7	55,887.2	76,434.1	2,331.0
Proceeds from government grants - property, plant and equipment	7,046.1	47,544.7	75,164.0	2,292.3
Proceeds from government grants - others	5.3	1.2	0.3	-
Other dividends received	266.8	445.1	541.8	16.5
Dividends received from investments accounted for using equity method	2,749.7	3,076.5	2,965.2	90.4
Increase in prepayments for leases	-	(63.2)	(99.4)	(3.0)
Refundable deposits paid	(2,117.1)	(4,056.5)	(1,304.8)	(39.8)
Refundable deposits refunded	505.4	1,454.0	3,268.3	99.7

Net cash used in investing activities	(1,190,928.3)	(906,120.6)	(864,842.8)	(26,375.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term loans	(111,960.0)	-	-	-
Increase (decrease) in hedging financial liabilities - bank loans	-	27,908.6	(26,496.6)	(808.1)
Proceeds from issuance of bonds	198,293.6	85,700.0	34,300.0	1,046.0
Repayment of bonds	(4,400.0)	(18,100.0)	(7,000.0)	(213.5)
Proceeds from long-term bank loans	2,670.0	2,450.0	30,897.0	942.3
Repayment of long-term bank loans	(166.7)	(1,756.9)	(2,295.6)	(70.0)
Payments for transaction costs attributable to the issuance of bonds	(414.3)	(88.7)	(35.7)	(1.1)
Treasury stock acquired	(871.6)	-	(3,089.2)	(94.2)
Repayment of the principal portion of lease liabilities	(2,428.3)	(2,854.3)	(2,873.7)	(87.6)
Interest paid	(12,218.6)	(17,359.0)	(18,751.2)	(571.9)
Guarantee deposits received	271.4	230.1	5.0	0.2
Guarantee deposits refunded	(62.1)	(367.4)	(93.3)	(2.8)
Cash dividends	(285,234.2)	(291,721.9)	(363,055.2)	(11,072.1)
Disposal of ownership interests in subsidiaries (without losing control)	-	-	1.0	-
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions of New Taiwan Dollars or U.S. Dollars)

	2022	2023	2024
	NT$	NT$	NT$	US$
				(Note 3)
Donation from shareholders	$13.2	$16.5	$8.9	$0.3
Increase in non-controlling interests	16,263.6	11,048.8	12,177.6	371.4

Net cash used in financing activities	(200,244.0)	(204,894.2)	(346,301.0)	(10,561.1)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	58,397.0	(8,338.8)	47,165.9	1,438.4

NET INCREASE IN CASH AND CASH EQUIVALENTS	277,823.9	122,613.7	662,199.2	20,195.2
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,064,990.2	1,342,814.1	1,465,427.8	44,691.3

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,342,814.1	$1,465,427.8	$2,127,627.0	$64,886.5

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL
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
The accompanying consolidated financial statements were authorized for issue by the management on April 17, 2025.

3.	U.S. DOLLAR AMOUNTS
TSMC and its subsidiaries (collectively as the “Company”) maintain its accounts and express its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board of the Unite
d
States, which was NT$32.79 to US$1.00 as of December 31, 2024. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

b.	New and revised standards, amendments and interpretations in issue but not yet effective

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments”	January 1, 2026
Amendments to IFRS 9 and IFRS 7 “Contracts Referencing Nature-dependent Electricity”	January 1, 2026
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027
IFRS 18 “Presentation and Disclosure in Financial Statements”
IFRS 18 will supersede IAS 1 “Presentation of Financial Statements”. The main changes comprise:

●	Items of income and expenses included in the statement of profit or loss shall be classified into the operating, investing, financing, income taxes and discontinued operations categories.

●	The statement of profit or loss shall present totals and subtotals for operating profit or loss, profit or loss before financing and income taxes and profit or loss.

●
Provides guidance to enhance the requirements of aggregation and disaggregation: The Company shall identify the assets, liabilities, equity, income, expenses and cash flows that arise from individual transactions or other events and shall classify and aggregate them into groups based on shared characteristics, so as to result in the presentation in the primary financial statements of line items that have at least one similar characteristic. The Company shall disaggregate items with dissimilar characteristics in the primary financial statements and in the notes. The Company labels items as “other” only if it cannot find a more informative label.

Except for the above impact, as of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating other impacts of the above amended standards and on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.
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
The subsidiaries in the consolidated financial statements
The detail information of the subsidiaries at the end of reporting period was as follows:

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2023	December 31, 2024	Note
TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	a)

(Continued)

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2023	December 31, 2024	Note

TSMC	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	-
	TSMC Global Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsinchu, Taiwan	67%	67%	c)
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	-
	Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Kumamoto, Japan	71%	73%	d)
	European Semiconductor Manufacturing Company (ESMC) GmbH (ESMC)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Dresden, Germany	100%	70%	e)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	b), f)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	b), f)
	Emerging Fund, L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	b)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	b), f)
TSMC Development	TSMC Washington, LLC (TSMC Washington)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	-
(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.

Note b:	This is an immaterial subsidiary for which the consolidated financial statements for the year ended, are audited by the Company’s independent auditors.

Note c:
As VisEra’s employees continue to exercise their employee share options, TSMC’s ownership in VisEra continues to decline. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

Note d:
JASM has increased its capital and converted its preferred shares to common shares in July 2024. The increase in capital resulted in changes in shareholding rights from 71% to 73% and voting rights from 81% to 73%, respectively.

Note e:
ESMC was established in June 2023. TSMC sold its 10% shares to Robert Bosch GmbH, Infineon Technologies AG and NXP Semiconductors N.V. in January 2024, respectively. After selling shares, TSMC’s shareholding in ESMC decreased from 100% to 70%. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over ESMC.

Note f:	VTAF II, VTAF III and Growth Fund are under liquidation procedures.
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

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method mainly over the following estimated useful lives: land improvements - 10 to 20 years; buildings (assets used by the Company and assets subject to operating leases) - 10 to 20 years; machinery and equipment (assets used by the Company and assets subject to operating leases) - 5 years; and office equipment - 5 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.
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
In principle, payment term granted to customers is due 30 days from the invoice date or 15 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.
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

Share-based payment arrangements

a.	Equity-settled share-based payment arrangements
Restricted shares for employees are expensed on a straight-line basis over the vesting period, based on the fair value at the grant date and the Company’s best estimate of the number expected to ultimately vest, with a corresponding increase in other equity - unearned stock-based employee compensation.
When restricted shares for employees are issued, other equity - unearned stock-based employee compensation is recognized on the grant date, with a corresponding increase in capital surplus - restricted shares for employees. Dividends paid to employees on restricted shares which do not need to be returned if employees resign in the vesting period are recognized as expenses upon the dividend declaration with a corresponding adjustment in retained earnings.
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
Realization of Deferred Income Tax Assets
Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets and unused tax losses can be utilized. Assessment of the realization of the deferred tax assets requires subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.
Determination of Lessees’ Incremental Borrowing Rates
In determining a lessee’s incremental borrowing rate used in discounting lease payments, the Company mainly takes into account the market risk-free rates, the estimated lessee’s credit spreads and secured status in a similar economic environment.

7.	CASH AND CASH EQUIVALENTS

	December 31, 2023	December 31, 2024
	NT$	NT$
	(In Millions)	(In Millions)

Cash and deposits in banks	$1,453,101.6	$2,120,674.8
Money market funds	10,898.7	2,826.7
Repurchase agreements	1,346.7	2,127.0
Commercial paper	30.0	1,998.5
Government bonds/Agency bonds	50.8	-

	$1,465,427.8	$2,127,627.0

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

8.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2023	December 31, 2024
	NT$	NT$
	(In Millions)	(In Millions)

Financial assets

Mandatorily measured at FVTPL
Convertible preferred stocks	$13,307.2	$14,181.8
Mutual funds	110.3	886.9
Forward exchange contracts	701.2	207.7
Simple agreement for future equity	-	131.1
Convertible bonds	223.4	-

	$14,342.1	$15,407.5

Current	$924.6	$207.7
Noncurrent	13,417.5	15,199.8

	$14,342.1	$15,407.5

Financial liabilities

Held for trading
Forward exchange contracts	$121.4	$466.5

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Millions)

December 31, 2023

Sell NT$	January 2024	NT$ 26,251.8
Sell US$	January 2024 to March 2024	US$ 1,112.0
Sell JPY	January 2024	JPY 20,000.0

December 31, 2024

Sell US$	January 2025 to March 2025	US$ 3,331.4
Sell JPY	January 2025	JPY 45,234.0

9.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2023	December 31, 2024
	NT$	NT$
	(In Millions)	(In Millions)

Investments in debt instruments at FVTOCI
Corporate bonds	$79,605.5	$108,612.1
Agency mortgage-backed securities	37,959.7	46,611.4
Government bonds/Agency bonds	22,338.9	20,645.9
Asset-backed securities	9,898.8	11,490.5

	149,802.9	187,359.9

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	7,208.7	7,822.9
Publicly traded stocks	4,727.9	4,842.8

	11,936.6	12,665.7

	$161,739.5	$200,025.6

Current	$154,530.8	$192,202.7
Noncurrent	7,208.7	7,822.9

	$161,739.5	$200,025.6

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.
For the years ended December 31, 2022, 2023 and 2024, as the Company adjusted its investment portfolio, equity investments designated at FVTOCI were divested for NT$561.6 million, NT$272.0 million and NT$6,190.0 million, respectively. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$303.3 million, NT$151.9 million and NT$3,772.8 million were transferred to increase retained earnings, respectively.

As of December 31, 2023 and 2024, the cumulative loss allowance for expected credit loss of NT$47.3 million and NT$63.1 million was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 33 for information relating to the credit risk management and expected credit loss.

10.	FINANCIAL ASSETS AT AMORTIZED COST

	December 31, 2023	December 31, 2024
	NT$	NT$
	(In Millions)	(In Millions)

Corporate bonds	$113,851.9	$172,092.0
Commercial paper	18,387.9	14,221.7
Government bonds/Agency bonds	13,803.5	4,379.5
Less: Allowance for impairment loss	(82.7)	(125.4)

	$145,960.6	$190,567.8

Current	$66,761.2	$101,971.3
Noncurrent	79,199.4	88,596.5

	$145,960.6	$190,567.8

Refer to Note 33 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

11.	HEDGING FINANCIAL INSTRUMENTS

	December 31, 2023	December 31, 2024
	NT$	NT$
	(In Millions)	(In Millions)

Financial assets- current

Fair value hedges
Interest rate futures contracts	$-	$11.0

Financial liabilities- current

Fair value hedges
Interest rate futures contracts	$43.8	$-
Hedges of net investments in foreign operations
Bank loans	27,290.4	-

	$27,334.2	$-

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
The following tables summarize the information relating to the hedges of interest rate risks.
December 31, 2023

Hedging Instruments	Contract Amount (US$ in Millions)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 48.6	March 2024

Hedged Items	Asset Carrying Amount NT$ (In Millions)	Accumulated Amount of Fair Value Hedge Adjustments NT$ (In Millions)

Financial assets at FVTOCI	$ 3,959.5	$ 43.8
December 31, 2024

Hedging Instruments	Contract Amount (US$ in Millions)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 40.4	March 2025

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments
	NT$	NT$
	(In Millions)	(In Millions)

Financial assets at FVTOCI	$ 3,129.2	$ (11.0)
The effect for the years ended December 31, 2022, 2023 and 2024 is detailed below:

Hedging Instruments/Hedged Items	Change in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$284.0	$20.5	$174.1

Hedged Items
Financial assets at FVTOCI	(284.0)	(20.5)	(174.1)

	$-	$-	$-

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
The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Refer to Note 21(d) for gain or loss arising from changes in the fair value of hedging instruments and hedged item affects profit or loss, and the amount transferred to initial carrying amount of hedged items.
The effect for the years ended December 31, 2022, 2023 and 2024 is detailed below:

Hedging Instruments/Hedged Items	Change in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Hedging Instruments
Forward exchange contracts (capital expenditures)	$-	$39.9	$5.0

Forward interest rate contracts (issuance of debts)	$1,379.1	$-	$-

Hedged Items
Forecast transaction (capital expenditures)	$-	$(39.9)	$(5.0)

Forecast transaction (issuance of debts)	$(1,379.1)	$-	$-

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
The effect for the years ended December 31, 2023 and 2024 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
Hedging Instruments/Hedged Items	2023	2024
	NT$	NT$
	(In Millions)	(In Millions)
Hedging Instruments
Bank loans	$618.2	$793.8

Hedged Items
Net investments in foreign operations	$(618.2)	$(793.8)

12.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2023	December 31, 2024
	NT$	NT$
	(In Millions)	(In Millions)

At amortized cost
Notes and accounts receivable	$196,434.1	$265,223.7
Less: Loss allowance	(531.5)	(453.0)

	195,902.6	264,770.7
At FVTOCI	5,411.3	5,912.5

	$201,313.9	$270,683.2

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.
In principle, the payment term granted to customers is due 30 days from the invoice date or 15 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	December 31, 2023	December 31, 2024
	NT$	NT$
	(In Millions)	(In Millions)

Not past due	$183,188.5	$255,669.6
Past due
Past due within 30 days	18,641.1	15,464.1
Past due over 31 days	15.8	2.5
Less: Loss allowance	(531.5)	(453.0)

	$201,313.9	$270,683.2

All of the Company’s accounts receivable classified as at FVTOCI were not past due.
Movements of the loss allowance for accounts receivable

	Years Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Balance, beginning of year	$347.0	$331.6	$531.5
Provision (Reversal)	(15.5)	199.9	(78.5)
Effect of exchange rate changes	0.1	-	-

Balance, end of year	$331.6	$531.5	$453.0

For the years ended December 31, 2022, 2023
and
2024, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

13.	INVENTORIES

	December 31, 2023	December 31, 2024
	NT$	NT$
	(In Millions)	(In Millions)

Finished goods	$34,511.0	$35,177.0
Work in process	156,498.5	181,198.8
Raw materials	38,818.3	46,449.3
Supplies and spare parts	21,169.3	25,043.7

	$250,997.1	$287,868.8

Write-down of inventories to
net
realizable value (excluding earthquake losses) and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue, which were as follows. Please refer to related earthquake losses in Note 37.

	Years Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Net inventory losses	$4,689.1	$3,494.6	$888.7

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD
Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
			NT$	NT$
			(In Millions)	(In Millions)

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$13,496.0	$18,212.9	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	9,728.8	11,387.2	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	3,734.3	4,189.6	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	2,482.9	3,458.1	35%	35%

			$29,442.0	$37,247.8

The Company increased its investment in VIS for the amount of NT$3,738.8 million in 2024.
As of December 31, 2023 and 2024, no investments in associates are individually material to the Company. Please refer to the consolidated statements of profit or loss and other comprehensive income for recognition of share of both profit (loss) and other comprehensive income (loss) of associates that are not individually material.
The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

	December 31, 2023	December 31, 2024
	NT$	NT$
Name of Associate	(In Millions)	(In Millions)

GUC	$81,236.9	$63,495.5

VIS	$37,834.2	$50,620.3

Xintec	$14,188.4	$22,033.8

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2022	December 31, 2023	December 31, 2024
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Assets used by the Company	$2,693,815.7	$3,064,424.3	$3,234,778.4
Assets subject to operating leases	21.3	50.7	201.7

	$2,693,837.0	$3,064,475.0	$3,234,980.1

Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost

Balance at January 1, 2022	$6,488.2	$576,597.8	$3,984,749.2	$76,154.2	$593,155.7	$5,237,145.1
Additions	816.4	59,443.8	330,782.7	10,325.3	738,523.9	1,139,892.1
Disposals or retirements	-	(236.8)	(25,846.4)	(1,709.2)	-	(27,792.4)
Transfers to assets subject to operating leases	-	-	(65.8)	-	-	(65.8)
Effect of exchange rate changes	357.2	1,242.1	6,322.9	257.7	5,163.0	13,342.9

Balance at December 31, 2022	$7,661.8	$637,046.9	$4,295,942.6	$85,028.0	$1,336,842.6	$6,362,521.9

Accumulated depreciation and impairment

Balance at January 1, 2022	$499.8	$306,165.3	$2,903,539.4	$51,826.6	$-	$3,262,031.1
Additions	1.4	35,982.4	380,216.2	9,216.3	-	425,416.3
Disposals or retirements	-	(225.6)	(24,706.7)	(1,708.6)	-	(26,640.9)
Transfers to assets subject to operating leases	-	-	(40.3)	-	-	(40.3)
Impairment	-	-	-	-	790.7	790.7
Effect of exchange rate changes	54.9	1,016.3	5,872.3	205.8	-	7,149.3

Balance at December 31, 2022	$556.1	$342,938.4	$3,264,880.9	$59,540.1	$790.7	$3,668,706.2

Carrying amounts at December 31, 2022	$7,105.7	$294,108.5	$1,031,061.7	$25,487.9	$1,336,051.9	$2,693,815.7

Cost

Balance at January 1, 2023	$7,661.8	$637,046.9	$4,295,942.6	$85,028.0	$1,336,842.6	$6,362,521.9
Additions (deductions)	-	182,033.3	1,120,848.7	18,205.5	(423,568.7)	897,518.8
Disposals or retirements	-	(585.5)	(28,525.9)	(3,325.3)	-	(32,436.7)
Transfers from right-of-use assets	-	-	4.4	-	-	4.4
Transfers from assets subject to operating leases	-	-	80.4	-	-	80.4
Transfers to assets subject to operating leases	-	-	(71.1)	-	-	(71.1)
Effect of exchange rate changes	(39.8)	(671.7)	(3,293.5)	(83.1)	(4,984.1)	(9,072.2)

Balance at December 31, 2023	$7,622.0	$817,823.0	$5,384,985.6	$99,825.1	$908,289.8	$7,218,545.5

Accumulated depreciation and impairment

Balance at January 1, 2023	$556.1	$342,938.4	$3,264,880.9	$59,540.1	$790.7	$3,668,706.2
Additions	1.3	45,052.9	463,825.3	10,586.7	-	519,466.2
Disposals or retirements	-	(583.0)	(27,407.7)	(3,324.2)	-	(31,314.9)
Transfers from right-of-use assets	-	-	1.9	-	-	1.9
Transfers from assets subject to operating leases	-	-	53.5	-	-	53.5
Transfers to assets subject to operating leases	-	-	(45.7)	-	-	(45.7)
Effect of exchange rate changes	0.7	(394.4)	(2,299.7)	(52.6)	-	(2,746.0)

Balance at December 31, 2023	$558.1	$387,013.9	$3,699,008.5	$66,750.0	$790.7	$4,154,121.2

Carrying amounts at December 31, 2023	$7,063.9	$430,809.1	$1,685,977.1	$33,075.1	$907,499.1	$3,064,424.3

Cost

Balance at January 1, 2024	$7,622.0	$817,823.0	$5,384,985.6	$99,825.1	$908,289.8	$7,218,545.5
Additions	5,542.9	141,097.1	490,799.0	13,719.2	147,349.2	798,507.4
Disposals or retirements	(278.3)	(119.8)	(34,140.5)	(8,334.2)	-	(42,872.8)
Transfers from assets subject to operating leases	-	-	56.5	-	-	56.5
Transfers to assets subject to operating leases	-	(197.9)	-	-	-	(197.9)
Effect of exchange rate changes	167.6	531.4	10,502.1	224.7	24,645.2	36,071.0

Balance at December 31, 2024	$13,054.2	$959,133.8	$5,852,202.7	$105,434.8	$1,080,284.2	$8,010,109.7

(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Accumulated depreciation and impairment
Balance at January 1, 2024	$558.1	$387,013.9	$3,699,008.5	$66,750.0	$790.7	$4,154,121.2
Additions	13.6	52,205.0	585,635.2	12,047.5	-	649,901.3
Disposals or retirements	-	(114.7)	(30,823.2)	(8,332.5)	-	(39,270.4)
Transfers from assets subject to operating leases	-	-	53.8	-	-	53.8
Transfers to assets subject to operating leases	-	(14.4)	-	-	-	(14.4)
Impairment	-	47.5	1,103.0	-	-	1,150.5
Effect of exchange rate changes	36.8	1,231.9	7,905.6	215.0	-	9,389.3

Balance at December 31, 2024	$608.5	$440,369.2	$4,262,882.9	$70,680.0	$790.7	$4,775,331.3

Carrying amounts at December 31, 2024	$12,445.7	$518,764.6	$1,589,319.8	$34,754.8	$1,079,493.5	$3,234,778.4

(Concluded)
The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.
In the first quarter of 2022, the Company recognized an impairment loss of NT$790.7 million for certain machinery and equipment that were assessed to have no future use, and the recoverable amount of the aforementioned assets were nil. Such impairment loss was recognized in other operating income and expenses.
In the second quarter of 2024, the Company recognized an impairment loss due to partial plant facilities and machinery and equipment damage caused by an earthquake, which rendered them unusable. Please refer to the related earthquake losses in Note 37.
Information about capitalized interest is set out in Note 24.

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31, 2023	December 31, 2024
	NT$	NT$
	(In Millions)	(In Millions)

Carrying amounts

Land	$37,437.1	$36,981.0
Buildings	2,946.0	3,103.9
Office equipment	41.6	43.5

	$40,424.7	$40,128.4

	Years Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Additions to right-of-use assets	$12,610.7	$2,145.4	$4,579.6

Depreciation of right-of-use assets
Land	$2,119.8	$2,459.1	$2,541.9
Buildings	928.7	976.1	1,114.3
Machinery and equipment	0.9	0.4	-
Office equipment	23.6	23.4	23.3

	$3,073.0	$3,459.0	$3,679.5

b.	Lease liabilities

	December 31, 2023	December 31, 2024
	NT$	NT$
	(In Millions)	(In Millions)
Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$2,810.6	$3,049.0
Noncurrent portion	28,681.8	28,755.3

	$31,492.4	$31,804.3

Ranges of discount rates for lease liabilities are as follows:

	December 31, 2023	December 31, 2024

Land	0.39%-2.30%	0.39%-2.30%
Buildings	0.57%-6.52%	0.40%-6.52%
Office equipment	0.28%-7.13%	0.28%-6.46%

c.	Material terms of right-of-use assets
The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.	Other lease information

	Years Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Expenses relating to short-term leases	$4,731.1	$1,215.1	$181.2

Total cash outflow for leases	$7,618.3	$4,916.9	$3,415.5

17.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost

Balance at January 1, 2022	$5,379.2	$23,534.0	$43,651.0	$11,497.2	$84,061.4
Additions	-	2,253.0	5,079.0	203.1	7,535.1
Disposals or retirements	-	(30.0)	(66.3)	-	(96.3)
Effect of exchange rate changes	412.6	2.0	12.1	1.6	428.3

Balance at December 31, 2022	$5,791.8	$25,759.0	$48,675.8	$11,701.9	$91,928.5

Accumulated amortization and impairment

Balance at January 1, 2022	$-	$14,912.4	$34,121.6	$8,205.7	$57,239.7
Additions	-	2,793.5	4,774.5	1,188.1	8,756.1
Disposals or retirements	-	(11.4)	(66.3)	-	(77.7)
Effect of exchange rate changes	-	1.9	8.6	0.7	11.2

Balance at December 31, 2022	$-	$17,696.4	$38,838.4	$9,394.5	$65,929.3

Carrying amounts at December 31, 2022	$5,791.8	$8,062.6	$9,837.4	$2,307.4	$25,999.2

Cost

Balance at January 1, 2023	$5,791.8	$25,759.0	$48,675.8	$11,701.9	$91,928.5
Additions	-	461.1	4,947.4	621.3	6,029.8
Disposals or retirements	-	-	(4,289.2)	-	(4,289.2)
Effect of exchange rate changes	4.6	1.3	(17.0)	24.2	13.1

Balance at December 31, 2023	$5,796.4	$26,221.4	$49,317.0	$12,347.4	$93,682.2

Accumulated amortization and impairment

Balance at January 1, 2023	$-	$17,696.4	$38,838.4	$9,394.5	$65,929.3
Additions	-	2,792.4	5,308.1	1,157.7	9,258.2
Disposals or retirements	-	-	(4,289.1)	-	(4,289.1)
Effect of exchange rate changes	-	1.3	(10.7)	26.5	17.1

Balance at December 31, 2023	$-	$20,490.1	$39,846.7	$10,578.7	$70,915.5

Carrying amounts at December 31, 2023	$5,796.4	$5,731.3	$9,470.3	$1,768.7	$22,766.7

Cost

Balance at January 1, 2024	$5,796.4	$26,221.4	$49,317.0	$12,347.4	$93,682.2
Additions	-	2,378.4	9,166.4	977.4	12,522.2
Disposals or retirements	-	(32.5)	(5,235.3)	(210.6)	(5,478.4)
Effect of exchange rate changes	274.5	(0.8)	31.0	19.2	323.9

Balance at December 31, 2024	$6,070.9	$28,566.5	$53,279.1	$13,133.4	$101,049.9

Accumulated amortization and impairment

Balance at January 1, 2024	$-	$20,490.1	$39,846.7	$10,578.7	$70,915.5
Additions	-	2,730.0	5,470.2	985.9	9,186.1
Disposals or retirements	-	(32.5)	(5,235.3)	(102.0)	(5,369.8)
Effect of exchange rate changes	-	(0.8)	19.1	17.3	35.6

Balance at December 31, 2024	$-	$23,186.8	$40,100.7	$11,479.9	$74,767.4

Carrying amounts at December 31, 2024	$6,070.9	$5,379.7	$13,178.4	$1,653.5	$26,282.5

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rates of 9.0% and 9.3% in its test of impairment as of December 31, 2023 and 2024, respectively, to reflect the relevant specific risk in the cash-generating unit.
For the years ended December 31, 2022, 2023 and 2024, the Company did not recognize any impairment loss on goodwill.

18.	BONDS PAYABLE

	December 31, 2023	December 31, 2024
	NT$	NT$
	(In Millions)	(In Millions)

Domestic unsecured bonds	$447,194.0	$478,536.0
Overseas unsecured bonds	476,578.5	507,904.0
Less: Discounts on bonds payable	(2,875.0)	(2,687.5)
Less: Current portion	(6,997.7)	(57,148.0)

	$913,899.8	$926,604.5

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Issue Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

101-4	C	January 2013 to January 2023	$3,000.0	1.49%	Bullet repayment; interest payable annually
102-1	C	February 2013 to February 2023	3,600.0	1.50%	The same as above
102-2	B	July 2013 to July 2023	3,500.0	1.70%	The same as above
102-4	E	September 2013 to March 2023	5,400.0	2.05%	The same as above
	F	September 2013 to September 2023	2,600.0	2.10%	The same as above
109-1	A	March 2020 to March 2025	3,000.0	0.58%	The same as above
	B	March 2020 to March 2027	10,500.0	0.62%	The same as above
	C	March 2020 to March 2030	10,500.0	0.64%	The same as above
109-2	A	April 2020 to April 2025	5,900.0	0.52%	The same as above
	B	April 2020 to April 2027	10,400.0	0.58%	The same as above
	C	April 2020 to April 2030	5,300.0	0.60%	The same as above
(Continued)

Issuance	Tranche	Issuance Period	Total Issue Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

109-3	A	May 2020 to May 2025	$4,500.0	0.55%	Bullet repayment; interest payable annually
	B	May 2020 to May 2027	7,500.0	0.60%	The same as above
	C	May 2020 to May 2030	2,400.0	0.64%	The same as above
109-4	A	July 2020 to July 2025	5,700.0	0.58%	Two equal installments in last two years; interest payable annually
	B	July 2020 to July 2027	6,300.0	0.65%	The same as above
	C	July 2020 to July 2030	1,900.0	0.67%	The same as above
109-5	A	September 2020 to September 2025	4,800.0	0.50%	The same as above
	B	September 2020 to September 2027	8,000.0	0.58%	The same as above
	C	September 2020 to September 2030	2,800.0	0.60%	The same as above
109-6 (Green bond)	A	December 2020 to December 2025	1,600.0	0.40%	The same as above
	B	December 2020 to December 2027	5,600.0	0.44%	The same as above
	C	December 2020 to December 2030	4,800.0	0.48%	The same as above
109-7	A	December 2020 to December 2025	1,900.0	0.36%	The same as above
	B	December 2020 to December 2027	10,200.0	0.41%	The same as above
	C	December 2020 to December 2030	6,400.0	0.45%	The same as above
110-1	A	March 2021 to March 2026	4,800.0	0.50%	Bullet repayment; interest payable annually
	B	March 2021 to March 2028	11,400.0	0.55%	The same as above
	C	March 2021 to March 2031	4,900.0	0.60%	The same as above
110-2	A	May 2021 to May 2026	5,200.0	0.50%	The same as above
	B	May 2021 to May 2028	8,400.0	0.58%	The same as above
	C	May 2021 to May 2031	5,600.0	0.65%	The same as above
110-3	A	June 2021 to June 2026	6,900.0	0.52%	The same as above
	B	June 2021 to June 2028	7,900.0	0.58%	The same as above
	C	June 2021 to June 2031	4,900.0	0.65%	The same as above
(Continued)

Issuance	Tranche	Issuance Period	Total Issue Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

110-4	A	August 2021 to August 2025	$4,000.0	0.485%	Bullet repayment; interest payable annually
	B	August 2021 to August 2026	8,000.0	0.50%	The same as above
	C	August 2021 to August 2028	5,400.0	0.55%	The same as above
	D	August 2021 to August 2031	4,200.0	0.62%	The same as above
110-6	A	October 2021 to April 2026	3,200.0	0.535%	The same as above
	B	October 2021 to October 2026	6,900.0	0.54%	The same as above
	C	October 2021 to October 2028	4,600.0	0.60%	The same as above
	D	October 2021 to October 2031	1,600.0	0.62%	The same as above
110-7	A	December 2021 to December 2026	7,700.0	0.65%	The same as above
	B	December 2021 to June 2027	3,500.0	0.675%	The same as above
	C	December 2021 to December 2028	5,500.0	0.72%	The same as above
111-1 (Green bond)	A	January 2022 to January 2027	2,100.0	0.63%	The same as above
	B	January 2022 to January 2029	3,300.0	0.72%	The same as above
111-2	A	March 2022 to September 2026	3,000.0	0.84%	The same as above
	B	March 2022 to March 2027	9,600.0	0.85%	The same as above
	C	March 2022 to March 2029	1,600.0	0.90%	The same as above
111-3 (Green bond)	-	May 2022 to May 2027	6,100.0	1.50%	The same as above
111-4 (Green bond)	A	July 2022 to July 2026	1,200.0	1.60%	The same as above
	B	July 2022 to July 2027	10,100.0	1.70%	The same as above
	C	July 2022 to July 2029	1,200.0	1.75%	The same as above
	D	July 2022 to July 2032	1,400.0	1.95%	The same as above
111-5	A	August 2022 to June 2027	2,000.0	1.65%	The same as above
	B	August 2022 to August 2027	8,900.0	1.65%	The same as above
(Continued)

Issuance	Tranche	Issuance Period	Total Issue Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

111-5	C	August 2022 to August 2029	$2,200.0	1.65%	Bullet repayment; interest payable annually
	D	August 2022 to August 2032	2,500.0	1.82%	The same as above
111-6 (Green bond)	A	October 2022 to October 2027	5,700.0	1.75%	The same as above
	B	October 2022 to October 2029	1,000.0	1.80%	The same as above
	C	October 2022 to October 2032	3,500.0	2.00%	The same as above
112-1 (Green bond)	A	March 2023 to March 2028	12,200.0	1.54%	The same as above
	B	March 2023 to March 2030	2,300.0	1.60%	The same as above
	C	March 2023 to March 2033	4,800.0	1.78%	The same as above
112-2 (Green bond)	A	May 2023 to May 2028	13,100.0	1.60%	The same as above
	B	May 2023 to May 2030	2,300.0	1.65%	The same as above
	C	May 2023 to May 2033	5,300.0	1.82%	The same as above
112-3	A	June 2023 to June 2028	11,400.0	1.60%	The same as above
	B	June 2023 to June 2030	2,600.0	1.65%	The same as above
	C	June 2023 to June 2033	6,000.0	1.80%	The same as above
112-4	A	August 2023 to August 2028	7,300.0	1.60%	The same as above
	B	August 2023 to August 2030	700.0	1.65%	The same as above
	C	August 2023 to August 2033	7,900.0	1.76%	The same as above
112-5	A	October 2023 to October 2028	4,300.0	1.62%	The same as above
	B	October 2023 to October 2033	5,500.0	1.76%	The same as above
113-1 (Green bond)	A	March 2024 to March 2029	12,000.0	1.64%	The same as above
	B	March 2024 to March 2034	10,800.0	1.76%	The same as above
113-2 (Green bond)	A	May 2024 to May 2029	4,900.0	1.98%	The same as above
	B	May 2024 to May 2034	6,600.0	2.10%	The same as above
(Concluded)

Issuance	Tranche	Issuance Period	Total Issue Amount US$ (In Millions)	Coupon Rate	Repayment and Interest Payment

US$ unsecured bonds

109-1	-	September 2020 to September 2060	US$ 1,000.0	2.70%	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter); interest payable annually
110-5	-	September 2021 to September 2051	1,000.0	3.10%	The same as above
The Company issued domestic unsecured bonds during the period from January 1, 2025 to April 17, 2025, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

114-1 (Green bond)	A	March 2025 to March 2030	$12,000.0	1.90%	Bullet repayment; interest payable annually
	B	March 2025 to March 2035	7,200.0	2.05%	The same as above
The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Issue Amount US$ (In Millions)	Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$ 1,000.0	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027	750.0	1.00%	The same as above
September 2020 to September 2030	1,250.0	1.375%	The same as above
April 2021 to April 2026	1,100.0	1.25%	The same as above
April 2021 to April 2028	900.0	1.75%	The same as above
April 2021 to April 2031	1,500.0	2.25%	The same as above
October 2021 to October 2026	1,250.0	1.75%	The same as above

			(Continued)

Issuance Period	Total Issue Amount US$ (In Millions)		Coupon Rate	Repayment and Interest Payment
October 2021 to October 2031	US$	1,250.0	2.50%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
October 2021 to October 2041		1,000.0	3.125%	The same as above
October 2021 to October 2051		1,000.0	3.25%	The same as above
April 2022 to April 2027		1,000.0	3.875%	The same as above
April 2022 to April 2029		500.0	4.125%	The same as above
April 2022 to April 2032		1,000.0	4.25%	The same as above
April 2022 to April 2052		1,000.0	4.50%	The same as above
July 2022 to July 2027		400.0	4.375%	The same as above
July 2022 to July 2032		600.0	4.625%	The same as above
				(Concluded)

19.	LONG-TERM BANK LOANS

	December 31, 2023	December 31, 2024
	NT$ (In Millions)	NT$ (In Millions)

NT$ unsecured loans	$6,706.4	$4,410.8
JPY unsecured loans	-	30,124.8
Less: Discounts on government grants	(27.8)	(1.3)
Less: Current portion	(2,295.6)	(2,709.9)

	$4,383.0	$31,824.4

Loan content
Annual interest rate	1.15%-1.35%	0.13%-1.78%
Maturity date	Due by December 2027	Due by December 2030
The long-term bank loans of the Company are used for plants setup, procurement of machinery and equipment, and operating capital. The partial long-term bank loans are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.
The Company is required to maintain certain financial covenants during the borrowing period, including the annual equity of the subsidiary receiving the partial loan not to fall below a specific amount; its debt-to-equity ratio must not exceed a certain ratio; and the ratio of the Company’s annual debt to earnings before interest, taxes, depreciation, and amortization (EBITDA) not to exceed a certain multiple.

20.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans
The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC and VisEra Tech have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC Europe, TSMC Japan, TSMC JDC, TSMC 3DIC, TSMC China, TSMC Nanjing, TSMC Arizona, JASM, ESMC, TSMC Technology and TSMC Canada also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$4,550.4 million, NT$5,365.5 million and NT$5,932.2 million for the years ended December 31, 2022, 2023 and
2024, respectively.

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
Funds.
Amounts recognized in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2022	2023	2024
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Current service cost	$134.3	$139.1	$153.0
Net interest expense	74.3	142.3	122.7

Components of defined benefit costs recognized in profit or loss	208.6	281.4	275.7

Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	(429.9)	(16.2)	(774.6)
Actuarial loss arising from experience adjustments	1,413.8	68.3	911.7
Actuarial (gain) loss arising from changes in financial assumptions	(160.8)	571.3	(281.5)

Components of defined benefit costs recognized in other comprehensive income	823.1	623.4	(144.4)

Total	$1,031.7	$904.8	$131.3

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2022	2023	2024

	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Cost of revenue	$135.1	$182.3	$178.5
Research and development expenses	55.6	76.1	75.3
General and administrative expenses	15.1	19.3	18.4
Marketing expenses	2.8	3.7	3.5

	$208.6	$281.4	$275.7

The amounts arising from the defined benefit obligation of the Company were as follows:

	December 31, 2023	December 31, 2024

	NT$	NT$
	(In Millions)	(In Millions)
Present value of defined benefit obligation	$17,995.1	$18,332.2
Fair value of plan assets	(8,737.9)	(10,751.5)

Net defined benefit liability	$9,257.2	$7,580.7

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2022	2023	2024

	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$16,585.5	$17,484.0	$17,995.1
Current service cost	134.3	139.1	153.0
Interest expense	120.8	304.0	242.8
Remeasurement:
Actuarial loss arising from experience adjustments	1,413.8	68.3	911.7
Actuarial (gain) loss arising from changes in financial assumptions	(160.8)	571.3	(281.5)
Benefits paid from plan assets	(585.3)	(556.5)	(679.1)
Benefits paid directly by the Company	(24.3)	(15.1)	(9.8)

Balance, end of year	$17,484.0	$17,995.1	$18,332.2

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2022	2023	2024

	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$5,548.6	$8,162.9	$8,737.9
Interest income	46.5	161.7	120.1
Remeasurement:
Return on plan assets (excluding amounts included in net interest expense)	429.9	16.2	774.6
Contributions from employer	2,723.2	953.6	1,798.0
Benefits paid from plan assets	(585.3)	(556.5)	(679.1)

Balance, end of year	$8,162.9	$8,737.9	$10,751.5

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2023	December 31, 2024

	NT$	NT$
	(In Millions)	(In Millions)
Cash	$1,351.8	$1,569.7
Equity instruments	4,998.9	6,245.6
Debt instruments	2,387.2	2,936.2

	$8,737.9	$10,751.5

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2023	December 31, 2024

Discount rate	1.40%	1.60%
Future salary increase rate	4.00%	4.00%
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

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% (and not below 0.0%) in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$757.7 million and NT$717.5 million as of December 31, 2023 and 2024, respectively.

3)
Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$735.2 million and NT$697.7 million as of December 31, 2023 and 2024 respectively.
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
The Company expects to make contributions of NT$1,870.0 million to the defined benefit plans in the next year starting from December 31, 2024. The weighted average duration of the defined benefit obligation is 8 years.

21.	EQUITY

a.	Capital stock

	December 31, 2023	December 31, 2024
	NT$	NT$
	(In Millions)	(In Millions)

Authorized shares (in millions)	28,050.0	28,050.0

Authorized capital	$280,500.0	$280,500.0

Issued and paid shares (in millions)	25,932.1	25,932.7

Issued capital	$259,320.7	$259,327.3

The par value of issued common shares is NT$10 per share. A holder of common shares has one vote for each common share and is entitled to receive dividends.
The authorized shares include 500.0 million shares allocated for the exercise of employee stock options.
On March 1, 2023, March 1, 2024 and September 1, 2024, TSMC issued employee restricted stock awards (RSAs) for its employees in a total of 2.1 million shares, 3.0 million shares and 2.3 million shares, respectively, with a par value of NT$10 per share. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed.
During the first quarter of 2023 and 2024, TSMC reclaimed 0.4 million and 1.4 million employee restricted shares, respectively, that were unvested. On May 9, 2023 and June 5, 2024, TSMC’s Board of Directors resolved to cancel the aforementioned shares. Subsequently, TSMC completed the registration for share cancellation. Refer to Note 28 for information on RSAs.

On August 13, 2024, TSMC’s Board of Directors resolved to cancel 3.2 million treasury shares. Refer to Note 21(e) for further information.
As of December 31, 2024, TSMC’s total issued and outstanding ADSs were 1,062.8 million units, representing 5,313.8 million common shares.

b.	Capital surplus
The categories of uses and the sources of capital surplus based on regulations were as follows:

	December 31, 2023	December 31, 2024
	NT$	NT$
	(In Millions)	(In Millions)

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$24,406.8	$24,809.7
From merger	22,803.3	22,800.4
From convertible bonds	8,892.4	8,891.3
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,406.3	8,411.6
Donations - donated by shareholders	11.3	11.3

May only be used to offset a deficit

From share of changes in equities of subsidiaries	4,199.9	4,108.9
From share of changes in equities of associates	302.4	1,172.4
Donations - unclaimed dividend	70.1	79.0

May not be used for any purpose

Employee restricted shares	783.9	2,976.2

	$69,876.4	$73,260.8

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
Th
e appropriations of 2022, 2023 and 2024 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	of 2022	of 2022	of 2022	of 2022
	NT$	NT$	NT$	NT$

	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Resolution date of TSMC’s Board of Directors in its meeting	May 10, 2022	August 9, 2022	November 8, 2022	February 14, 2023
Special capital reserve	$(15,541.0)	$(12,002.8)	$(31,910.4)	$17,166.2

Cash dividends to shareholders	$71,308.5	$71,308.5	$71,308.5	$71,308.5

Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	of 2023	of 2023	of 2023	of 2023
	NT$	NT$	NT$	NT$

	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Resolution date of TSMC’s Board of Directors in its meeting	May 9, 2023	August 8, 2023	November 14, 2023	February 6, 2024
Special capital reserve	$3,273.5	$(6,365.5)	$(17,228.4)	$28,020.8

Cash dividends to shareholders	$77,796.2	$77,796.2	$90,762.3	$90,762.2

Cash dividends per share (NT$)	$3.00	$3.00	$3.50	$3.50

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	of 2024	of 2024	of 2024	of 2024
	NT$	NT$	NT$	NT$

	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Resolution date of TSMC’s Board of Directors in its meeting	May 10, 2024	August 13, 2024	November 12, 2024	February 12, 2025
Special capital reserve	$(28,020.8)	$-	$-	$-

Cash dividends to shareholders	$103,734.5	$103,721.5	$116,697.3	$116,697.3

Cash dividends per share (NT$)	$4.00	$4.00	$4.5	$4.5

The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website.

d.	Others
Changes in others were as follows:

	Year Ended December 31, 2022
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Balance, beginning of year	$(63,303.3)	$574.3	$120.6	$-	$(62,608.4)
Exchange differences arising on translation of foreign operations	51,009.7	-	-	-	51,009.7
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	(263.3)	-	-	(263.3)
Debt instruments	-	(10,513.7)	-	-	(10,513.7)
Disposal of investments in equity instruments at fair value through other comprehensive income	-	(303.3)	-	-	(303.3)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	410.1	-	-	410.1
Loss allowance adjustments from debt instruments	-	0.9	-	-	0.9
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	1,329.2	-	1,329.2
Transferred to initial carrying amount of hedged items	-	-	(52.9)	-	(52.9)
Issuance of employee restricted stock	-	-	-	(451.9)	(451.9)
Share-based payment expenses recognized	-	-	-	266.7	266.7
Share of other comprehensive income (loss) of associates	550.3	38.6	76.4	-	665.3
Income tax effect	-	-	6.0	-	6.0

Balance, end of year	$(11,743.3)	$(10,056.4)	$1,479.3	$(185.2)	$(20,505.6)

	Year Ended December 31, 2023
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Balance, beginning of year	$(11,743.3)	$(10,056.4)	$1,479.3	$(185.2)	$(20,505.6)
Exchange differences arising on translation of foreign operations	(14,255.6)	-	-	-	(14,255.6)
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	618.2	-	-	-	618.2
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	1,953.0	-	-	1,953.0
Debt instruments	-	3,639.8	-	-	3,639.8
Disposal of investments in equity instruments at fair value through other comprehensive income	-	(151.9)	-	-	(151.9)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	473.9	-	-	473.9
Loss allowance adjustments from debt instruments	-	9.5	-	-	9.5
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(34.8)	-	(34.8)
Transferred to initial carrying amount of hedged items	-	-	(45.2)	-	(45.2)
(Continued)

	Year Ended December 31, 2023
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Issuance of employee restricted stock	$-	$-	$-	$(586.0)	$(586.0)
Share-based payment expenses recognized	-	-	-	477.7	477.7
Share of other comprehensive income (loss) of associates	63.9	32.2	(3.4)	-	92.7

Balance, end of year	$(25,316.8)	$(4,099.9)	$1,395.9	$(293.5)	$(28,314.3)

(Concluded)

	Year Ended December 31, 2024
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Balance, beginning of year	$(25,316.8)	$(4,099.9)	$1,395.9	$(293.5)	$(28,314.3)
Exchange differences arising on translation of foreign operations	64,502.7	-	-	-	64,502.7
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	793.8	-	-	-	793.8
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	5,078.3	-	-	5,078.3
Debt instruments	-	1,254.5	-	-	1,254.5
Disposal of investments in equity instruments at fair value through other comprehensive income	-	(4,009.1)	-	-	(4,009.1)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	683.1	-	-	683.1
Loss allowance adjustments from debt instruments	-	12.3	-	-	12.3
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(75.2)	-	(75.2)
Transferred to initial carrying amount of hedged items	-	-	0.1	-	0.1
Issuance of employee restricted stock	-	-	-	(2,637.4)	(2,637.4)
Share-based payment expenses recognized	-	-	-	1,222.8	1,222.8
Share of other comprehensive income (loss) of associates	290.4	(69.4)	(10.5)	-	210.5
Other comprehensive income transferred to profit or loss due to decline of equity method	(7.1)	-	-	-	(7.1)
Income tax effect	-	(10.0)	-	-	(10.0)

Balance, end of year	$40,263.0	$(1,160.2)	$1,310.3	$(1,708.1)	$38,705.0

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.	Treasury stock
For TSMC’s shareholders’ interests, TSMC’s Board of Directors approved a share buyback program on June 5, 2024 to repurchase 3.2 million shares. TSMC has completed this share buyback program during the second quarter of 2024. On August 13, 2024, TSMC’s Board of Directors resolved to cancel the 3.2 million shares and set September 1, 2024 as the record date for capital reduction. The registration for share cancellation was completed on September 11, 2024.

22.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

	Years Ended December 31
	2022	2023	2024
	NT$	NT$	NT$

Product	(In Millions)	(In Millions)	(In Millions)

Wafer	$1,991,855.9	$1,882,518.1	$2,514,461.3
Others	272,035.4	279,217.7	379,846.4

	$2,263,891.3	$2,161,735.8	$2,894,307.7

	Years Ended December 31
	2022	2023	2024
	NT$	NT$	NT$

Geography	(In Millions)	(In Millions)	(In Millions)

Taiwan	$210,470.8	$149,777.4	$270,413.5
United States	1,493,328.8	1,408,841.9	1,992,280.4
China	245,168.8	267,154.1	331,673.3
Japan	119,099.3	132,072.0	144,239.9
Europe, the Middle East and Africa	123,767.1	117,348.2	102,760.9
Others	72,056.5	86,542.2	52,939.7

	$2,263,891.3	$2,161,735.8	$2,894,307.7

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Years Ended December 31
	2022	2023	2024
	NT$	NT$	NT$

Platform	(In Millions)	(In Millions)	(In Millions)

High Performance Computing	$932,383.7	$934,768.6	$1,476,890.6
Smartphone	888,879.2	814,914.3	1,005,130.5
Internet of Things	196,115.0	161,916.5	165,516.2
Automotive	116,381.0	133,654.3	139,323.1
Digital Consumer Electronics	56,158.8	46,999.8	47,960.4
Others	73,973.6	69,482.3	59,486.9

	$2,263,891.3	$2,161,735.8	$2,894,307.7

	Years Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
Resolution	(In Millions)	(In Millions)	(In Millions)

3-nanometer	$-	$108,045.3	$459,530.2
5-nanometer	508,689.9	629,300.4	861,318.9
7-nanometer	535,178.7	357,270.7	416,790.3
16-nanometer	258,544.3	191,306.1	202,383.7
(Continued)

	Years Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
Resolution	(In Millions)	(In Millions)	(In Millions)

20-nanometer	$8,853.3	$10,359.0	$4,077.2
28-nanometer	206,611.9	186,924.9	188,155.0
40/45-nanometer	145,546.2	114,667.4	108,468.2
65-nanometer	93,288.6	107,425.4	93,120.1
90-nanometer	40,184.2	25,642.0	21,509.3
0.11/0.13 micron	57,992.3	47,149.3	52,442.8
0.15/0.18 micron	110,571.2	86,614.2	90,796.8
0.25 micron and above	26,395.3	17,813.4	15,868.8

Wafer revenue	$1,991,855.9	$1,882,518.1	$2,514,461.3

(Concluded)

b.	Contract balances

	January 1, 2023	December 31, 2023	December 31, 2024
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Contract liabilities (classified under accrued expenses and other current liabilities)	$70,806.6	$52,736.4	$89,435.4

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.
The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$38,433.1 million, NT$69,598.3 million and NT$51,578.4 million for the years ended December 31, 2022, 2023 and 2024, respectively.

c.	Temporary receipts from customers

	December 31, 2023	December 31, 2024
	NT$	NT$
	(In Millions)	(In Millions)

Current portion (classified under accrued expenses and other current liabilities)	$114,639.5	$198,602.6
Noncurrent portion (classified under other noncurrent liabilities)	163,655.1	92,499.2

	$278,294.6	$291,101.8

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

d.	Refund liabilities
Estimated sales returns and other allowances is made and adjusted based on historical experience and the consideration of varying contractual terms. As of December 31, 2023 and 2024, the aforementioned refund liabilities amounted to NT$
37,847.6
million and NT$
63,185.2
million (classified under accrued expenses and other current liabilities), respectively.

23.	INTEREST INCOME

	Years Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Interest income
Cash and cash equivalents	$17,831.3	$49,740.0	$72,126.2
Financial assets at amortized cost	2,008.6	6,363.7	8,458.2
Financial assets at FVTOCI	2,582.3	4,190.2	6,629.0

	$22,422.2	$60,293.9	$87,213.4

24.	FINANCE COSTS

	Years Ended December 31
	2022	2023	2024
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Interest expense
Corporate bonds	$14,116.1	$17,848.9	$19,278.1
Lease liabilities	267.1	382.0	373.4
Bank loans	32.0	95.4	150.8
Others	1.7	2.8	3.4
Less: Capitalized interest under property, plant and equipment	(2,666.9)	(6,329.7)	(9,310.3)

	$11,750.0	$11,999.4	$10,495.4

Information about capitalized interest is as follows:

	Years Ended December 31
	2023	2024

Capitalization rate	1.08%-3.36%	1.20%-3.34%

25.	OTHER GAINS AND LOSSES, NET

	Years Ended December 31
	2022	2023	2024
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Loss on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(410.1)	$(473.9)	$(683.1)
Gain on disposal of investments accounted for using equity method, net	-	15.7	7.1
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	(622.5)	6,523.1	(8,204.7)
(Continued)

	Years Ended December 31
	2022	2023	2024
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Provision for expected credit loss for financial assets
Investments in debt instruments at FVTOCI	$(0.9)	$(9.5)	$(12.3)
Financial assets at amortized cost	(51.5)	(26.2)	(37.6)
Other gains, net	72.8	932.4	551.2

	$(1,012.2)	$6,961.6	$(8,379.4)

(Concluded)

26.	INCOME TAX

a.	Income tax expense recognized in profit or loss
Income tax expense consisted of the following:

	Years Ended December 31
	2022	2023	2024
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Current income tax expense
Current tax expense recognized in the current year	$190,022.2	$156,684.0	$275,726.3
Income tax adjustments for prior years	(19,413.0)	(32,775.5)	(29,968.0)
Other income tax adjustments	206.1	244.3	371.4

	170,815.3	124,152.8	246,129.7

Deferred income tax expense
The origination and reversal of temporary differences	(20,037.8)	4,136.0	916.0
Income tax adjustments for prior years	-	-	3,925.3
Operating loss carryforward	-	-	(2,654.9)

	(20,037.8)	4,136.0	2,186.4

Income tax expense recognized in profit or loss	$150,777.5	$128,288.8	$248,316.1

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2022	2023	2024
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Income before tax	$1,144,072.2	$979,316.5	$1,405,840.0

Income tax expense at the statutory rate	$231,776.1	$197,935.7	$280,827.9
Tax effect of adjusting items:
Adjusting items in determining taxable income	12,309.8	(7,642.2)	(5,647.5)
Tax-exempt income	(157,955.9)	-	-
(Continued)

	Years Ended December 31
	2022	2023	2024
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Additional income tax under the Alternative Minimum Tax Act	$61,578.0	$-	$-
Additional income tax on unappropriated earnings	42,336.8	29,221.8	44,131.1
Unrecognized deductible temporary differences	-	-	729.2
Unrecognized operating loss carryforward	-	-	2,263.1
The origination and reversal of temporary differences	(24,714.5)	3,210.1	916.0
Operating loss carryforward	-	-	(2,654.9)
Income tax credits	4,654.1	(61,905.4)	(46,577.5)

	169,984.4	160,820.0	273,987.4
Income tax adjustments for prior years	(19,413.0)	(32,775.5)	(26,042.7)
Other income tax adjustments	206.1	244.3	371.4

Income tax expense recognized in profit or loss	$150,777.5	$128,288.8	$248,316.1

(Concluded)
The income tax adjustments for prior years were primarily due to the difference between the actual and estimated income tax on unappropriated earnings.
For the years ended December 31, 2022, 2023 and 2024, the Company applied a tax rate of 20% for entities subject to the R.O.C. Income Tax Law; for other jurisdictions, taxes are calculated using the applicable tax rate for each individual jurisdiction.

b.	Deferred income tax balance
The analysis of deferred income tax assets and liabilities was as follows:

	December 31, 2023	December 31, 2024
	NT$ (In Millions)	NT$ (In Millions)

Deferred income tax assets

Temporary differences
Depreciation	$41,094.7	$33,319.8
Refund liability	9,415.0	13,274.4
Unrealized exchange losses	7,100.0	9,078.2
Unrealized loss on inventories	2,771.2	2,749.3
Net defined benefit liability	1,729.7	1,416.0
Deferred compensation cost	489.6	588.8
Others	1,575.6	2,902.4
Operating loss carryforward	-	2,614.4

	$64,175.8	$65,943.3

(
Continued)

	December 31, 2023	December 31, 2024
	NT$ (In Millions)	NT$ (In Millions)

Deferred income tax liabilities

Temporary differences
Subsidiary’s projected earnings distribution	$-	$(3,925.3)
Others	(53.8)	(63.2)

	$(53.8)	$(3,988.5)

(Concluded)

	Year Ended December 31, 2022
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Deferred income tax assets

Temporary differences
Depreciation	$34,720.7	$10,552.2	$-	$26.4	$45,299.3
Refund liability	5,986.2	6,100.8	-	2.5	12,089.5
Unrealized exchange losses	-	5,782.4	-	-	5,782.4
Unrealized loss on inventories	899.0	1,402.2	-	4.1	2,305.3
Net defined benefit liability	1,237.1	(249.1)	734.0	-	1,722.0
Deferred compensation cost	374.0	(48.2)	-	35.4	361.2
Others	5,936.9	(4,341.8)	-	31.1	1,626.2

	$49,153.9	$19,198.5	$734.0	$99.5	$69,185.9

Deferred income tax liabilities

Temporary differences
Unrealized exchange gains	$(706.3)	$706.3	$-	$-	$-
Others	(1,167.6)	133.0	6.0	(2.8)	(1,031.4)

	$(1,873.9)	$839.3	$6.0	$(2.8)	$(1,031.4)

	Year Ended December 31, 2023
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Deferred income tax assets

Temporary differences
Depreciation	$45,299.3	$(4,197.2)	$-	$(7.4)	$41,094.7
Refund liability	12,089.5	(2,673.5)	-	(1.0)	9,415.0
Unrealized exchange losses	5,782.4	1,317.6	-	-	7,100.0
Unrealized loss on inventories	2,305.3	466.2	-	(0.3)	2,771.2
Net defined benefit liability	1,722.0	(116.9)	124.6	-	1,729.7
Deferred compensation cost	361.2	129.9	-	(1.5)	489.6
Others	1,626.2	(38.9)	-	(11.7)	1,575.6

	$69,185.9	$(5,112.8)	$124.6	$(21.9)	$64,175.8

Deferred income tax liabilities

Temporary differences
Others	$(1,031.4)	$976.8	$-	$0.8	$(53.8)

	Year Ended December 31, 2024
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Deferred income tax assets

Temporary differences
Depreciation	$41,094.7	$(7,787.6)	$-	$12.7	$33,319.8
Refund liability	9,415.0	3,856.8	-	2.6	13,274.4
Unrealized exchange losses	7,100.0	1,978.2	-	-	9,078.2
Unrealized loss on inventories	2,771.2	(25.9)	-	4.0	2,749.3
Net defined benefit liability	1,729.7	(284.8)	(28.9)	-	1,416.0
Deferred compensation cost	489.6	66.0	-	33.2	588.8
Others	1,575.6	1,289.8	(10.0)	47.0	2,902.4
Operating loss carryforward	-	2,654.9	-	(40.5)	2,614.4

	$64,175.8	$1,747.4	$(38.9)	$59.0	$65,943.3

Deferred income tax liabilities

Temporary differences
Subsidiary’s projected earnings distribution	$-	$(3,925.3)	$-	$-	$(3,925.3)
Others	(53.8)	(8.5)	-	(0.9)	(63.2)

	$(53.8)	$(3,933.8)	$-	$(0.9)	$(3,988.5)

c.	The operating loss carryforward and deductible temporary differences for which no deferred income tax assets have been recognized

	December 31, 2023	December 31, 2024
	NT$ (In Millions)	NT$ (In Millions)
Operating loss carryforward
No expiry date	$640.0	$11,896.9

Expire in succession after 2032	$2,781.4	$-

Deductible temporary differences	$52,686.2	$83,705.6

d.	The information of unrecognized deferred income tax liabilities associated with investments
As of December 31, 2023 and 2024, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to NT$254,182.9 million and NT$327,787.5 million, respectively.

e.	Income tax examination
The tax authorities have examined income tax returns of TSMC through 2022. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

27.	EARNINGS PER SHARE

	Years Ended December 31
	2022	2023	2024
	(NT$)	(NT$)	(NT$)

Basic EPS	$38.29	$32.85	$44.68

Diluted EPS	$38.29	$32.85	$44.67

EPS is computed as follows:

	Years Ended December 31
	2022	2023	2024
	(NT$)	(NT$)	(NT$)

Basic EPS
Net income available to common shareholders of the parent (in millions)	$992,923.4	$851,740.0	$1,158,380.2

Weighted average number of common shares outstanding used in the computation of basic EPS (in millions)	25,929.2	25,929.2	25,927.6

Basic EPS (in dollars)	$38.29	$32.85	$44.68

Diluted EPS
Net income available to common shareholders of the parent (in millions)	$992,923.4	$851,740.0	$1,158,380.2

Weighted average number of common shares outstanding used in the computation of basic EPS (in millions)	25,929.2	25,929.2	25,927.6
Effects of all dilutive potential common shares (in millions)	0.2	0.1	2.1

Weighted average number of common shares used in the computation of diluted EPS (in millions)	25,929.4	25,929.3	25,929.7

Diluted EPS (in dollars)	$38.29	$32.85	$44.67

28.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Equity-settled share-based payment-RSAs
The RSAs in each year are as follows:

	2021 RSAs	2022 RSAs	2023 RSAs	2024 RSAs

Resolution Date of TSMC’s shareholders in its meeting	July 26, 2021	June 8, 2022	June 6, 2023	June 4, 2024
Resolution Date of TSMC’s Board of Directors in its meeting	February 15, 2022	February 14, 2023	February 6, 2024	August 13, 2024
Issuance of stocks (in millions)	1.4	2.1	3.0	2.3
Available for issuance (in millions)	-	-	-	1.8
Eligible employees	Executive officers	Executive officers	Executive officers	Executive officers
Grant date/Issuance date	March 1, 2022	March 1, 2023	March 1, 2024	September 1, 2024
Vesting conditions of the aforementioned arrangement are as follow:

1)	The RSAs granted to eligible employees can only be vested if

●	the employee remains employed by the Company on the last date of each vesting period;

●	during the vesting period, the employee may not breach any agreement with the Company or violate the Company’s work rules; and

●	certain employee performance metrics and TSMC’s business performance metrics are met.

2)
The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of TSMC’s business performance metrics.

3)
For eligible executive officers of TSMC: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on TSMC’s relative Total Shareholder Return (“TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation and People Development Committee’s evaluation of TSMC’s Environmental, Social, and Governance (“ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

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

5)	Details of granted RSAs in each year are as follows:

	2021 RSAs	2022 RSAs	2023 RSAs	2024 RSAs
	Number of Shares (In Millions)	Number of Shares (In Millions)	Number of Shares (In Millions)	Number of Shares (In Millions)

Balance, beginning of year	0.7	2.1	-	-
Issuance of stocks	-	-	3.0	2.3
Canceled shares	(0.3)	(1.1)	-	-

Balance, end of year	0.4	1.0	3.0	2.3

Weighted-average fair value of RSAs (NT$ in dollars)	$325.81	$277.71	$364.43	$662.42

The RSAs in each year are measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

	2021 RSAs	2022 RSAs	2023 RSAs	2024 RSAs
	March 1, 2022	March 1, 2023	March 1, 2024	September 1, 2024

Stock price at measurement date (NT$ in dollars)	$604	$511	$689	$944
Expected price volatility	25.34%-28.28%	29.34%-32.11%	24.77%-26.12%	25.51%-29.87%
Expected life	1-3 years	1-3 years	1-3 years	1-3 years
Risk-free interest rate	0.57%	1.06%	1.16%	1.40%

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
The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

	Years Ended December 31
	2023		2024
	2021 Plan	2022 Plan	2021 Plan	2022 Plan	2023 Plan

Stock price at measurement date (NT$ in dollars)	$ 593	$ 593	$ 1,090	$ 1,090	$ 1,090
Expected price volatility	24.76%-29.05%	24.76%-29.05%	25.61%-30.78%	25.61%-30.78%	25.61%-30.78%
Residual life	1-2 years	1-3 years	1 years	1-2 years	1-3 years
Risk-free interest rate	1.14%	1.15%	1.37%	1.41%	1.45%
Refer to Note 29 for the compensation costs of the cash-settled share-based payment recognized by TSMC. As of December 31, 2023 and 2024, the liabilities under cash-settled share-based payment arrangement amounted to NT$62.7 million and NT$455.7 million, respectively.

29.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2022	2023	2024

	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

a. Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$399,638.8	$492,827.4	$616,390.4
Recognized in operating expenses	28,850.5	30,097.8	37,190.4
Recognized in other operating income and expenses	8.9	7.5	29.7

	$428,498.2	$522,932.7	$653,610.5

	Years Ended December 31
	2022	2023	2024

	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

b. Amortization of intangible assets

Recognized in cost of revenue	$6,086.3	$6,538.1	$6,342.3
Recognized in operating expenses	2,669.8	2,720.1	2,843.8

	$8,756.1	$9,258.2	$9,186.1

c. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$4,550.4	$5,365.5	$5,932.2
Defined benefit plans	208.6	281.4	275.7

	4,759.0	5,646.9	6,207.9

Share-based payments
Equity-settled	302.4	483.0	1,242.7
Cash-settled	32.7	61.4	403.5

	335.1	544.4	1,646.2

Other employee benefits	234,367.9	233,517.3	293,968.0

	$239,462.0	$239,708.6	$301,822.1

Employee benefits expense summarized by function
Recognized in cost of revenue	$139,361.4	$133,334.7	$163,657.1
Recognized in operating expenses	100,100.6	106,373.9	138,165.0

	$239,462.0	$239,708.6	$301,822.1

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than

0.3
% and not less th
an
1
% of annual profits during the period, respectively.
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
Accrued profit sharing bonus to employees is illustrated below:

	Years Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Profit sharing bonus to employees	$60,702.0	$50,090.5	$70,296.3

TSMC’s profit sharing bonus to employees and compensation to directors for 2022, 2023 and 2024 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Resolution Date of TSMC’s Board of Directors in its meeting	February 14 , 2023	February 6 , 2024	February 12 , 2025

Profit sharing bonus to employees	$60,702.0	$50,090.5	$70,296.3

Compensation to directors	$690.1	$552.0	$359.0

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2022, 2023 and 2024, respectively.

30.	GOVERNMENT GRANTS
Subsidiaries such as TSMC Arizona, ESMC, JASM and TSMC Nanjing received subsidies from the governments of the United States, Germany, Japan and China, respectively, for local plant setup and operation, which were mainly used to subsidize the purchase costs of property, plant and equipment as well as partial costs and expenses incurred from plant construction and production. For the years ended December 31, 2022, 2023 and 2024, TSMC received a total of NT$
7,051.4 million, NT$47,545.9 million and NT$75,164.3 million as government grants respectively.
The aforementioned subsidiaries have signed grant agreements with the local government. The agreements include the construction timelines and other conditions that must be complied with. TSMC Arizona is also eligible to apply for a
25
% investment grant for qualified investments.

31.	CASH FLOW INFORMATION

a.	Non-cash transactions

	Years Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Additions of financial assets at FVTOCI	$45,126.2	$62,779.0	$88,415.9
Discontinuation of significant influence from investment accounted for using the equity method	-	(10.7)	-
Conversion of convertible bonds into equity securities	-	(145.1)	(387.6)
Changes in accrued expenses and other current liabilities	9,440.5	128.8	(240.8)

Payments for acquisition of financial assets at FVTOCI	$54,566.7	$62,752.0	$87,787.5

(Continued)

	Years Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Disposal of financial assets at FVTOCI	$43,130.9	$35,346.9	$67,560.1
Changes in other financial assets	1,832.5	351.7	124.4

Proceeds from disposal of financial assets at FVTOCI	$44,963.4	$35,698.6	$67,684.5

Additions of property, plant and equipment	$1,139,892.1	$897,557.1	$798,507.4
Changes in other receivables	5,730.1	44.5	140,289.7
Exchange of assets	(275.6)	(78.0)	(109.3)
Changes in payables to contractors and equipment suppliers	(60,638.2)	40,750.2	(17,988.1)
Changes in accrued expenses and other current liabilities	630.6	17,832.8	44,612.1
Transferred to initial carrying amount of hedged items	-	39.9	5.0
Capitalized interests	(2,666.9)	(6,329.7)	(9,310.3)

Payments for acquisition of property, plant and equipment	$1,082,672.1	$949,816.8	$956,006.5

(Concluded)

b.	Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2022	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2022
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Short-term loans	$114,921.3	$(111,960.0)	$(2,372.0)	$-	$(589.3)	$-
Bonds payable	614,470.6	193,479.3	44,183.1	-	303.4	852,436.4
Long-term bank loans	3,475.8	2,503.3	-	-	(5.2)	5,973.9
Lease liabilities	22,940.7	(2,690.8)	137.2	11,713.4	267.1	32,367.6

Total	$755,808.4	$81,331.8	$41,948.3	$11,713.4	$(24.0)	$890,777.9

			Non-cash Changes
	Balance as of January 1, 2023	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2023
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Hedging financial liabilities- bank loans	$-	$27,908.6	$(618.2)	$-	$-	$27,290.4
Bonds payable	852,436.4	67,511.3	587.7	-	362.1	920,897.5
Long-term bank loans	5,973.9	693.1	-	-	11.6	6,678.6
Lease liabilities	32,367.6	(3,228.3)	(31.7)	2,002.8	382.0	31,492.4

Total	$890,777.9	$92,884.7	$(62.2)	$2,002.8	$755.7	$986,358.9

			Non-cash Changes
	Balance as of January 1, 2024	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2024
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Hedging financial liabilities- bank loans	$27,290.4	$(26,496.6)	$(793.8)	$-	$-	$-
Bonds payable	920,897.5	27,264.3	35,202.9	-	387.8	983,752.5
Long-term bank loans	6,678.6	28,601.4	(763.7)	-	18.0	34,534.3
Lease liabilities	31,492.4	(3,348.9)	0.8	3,286.6	373.4	31,804.3

Total	$986,358.9	$26,020.2	$33,646.2	$3,286.6	$779.2	$1,050,091.1

Note:	Other changes include amortization of bonds payable, amortization of long-term bank loan interest subsidy and financial cost of lease liabilities.

32.	CAPITAL MANAGEMENT
The objective of the Company’s capital management is to maintain a capital structure that ensures liquidity and supports a solid investment grade credit rating. The capital structure includes both debt and equity. The Company adjusts its capital structure mainly through changes in the level of debt and adjustments of dividend payout to shareholders.
The Company’s capital management policy remained unchanged in 2024. TSMC’s current credit ratings are AA- from Standard & Poor’s and Aa3 from Moody’s, same as those as of December 31, 2023.

33.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2023	December 31, 2024
	NT$	NT$
	(In Millions)	(In Millions)
Financial assets
FVTPL (Note 1)	$14,342.1	$15,407.5
FVTOCI (Note 2)	167,150.8	205,938.1
Hedging financial assets	-	11.0
Amortized cost (Note 3)	1,842,412.6	2,721,319.3

	$2,023,905.5	$2,942,675.9

Financial liabilities
FVTPL (Note 4)	$121.4	$466.5
Hedging financial liabilities	27,334.2	-
Amortized cost (Note 5)	1,741,356.6	1,963,297.3

	$1,768,812.2	$1,963,763.8

Note 1:	Financial assets mandatorily measured at FVTPL.

Note 2:	Including notes and accounts receivable (net), equity and debt investments.

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
The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity prices. A portion of these risks is hedged.
Foreign currency risk
Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, and non-derivative financial instruments, such as foreign currency denominated debts, to protect against currency exchange rate risks associated with non-NT dollar-denominated monetary assets and liabilities, net investments in foreign operations, and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.
Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the years ended December 31, 2022, 2023 and 2024, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$1,704.6 million, NT$891.0 million and NT$1,906.3 million, respectively, after taking into account hedges and offsetting positions.
Interest rate risk
The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.
The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI or at amortized cost. For those fixed income investments classified as financial assets at FVTOCI, changes in their fair value are recognized through other comprehensive income; for those classified as financial assets at amortized cost, changes in their fair value are not reflected in the carrying amount. Both classifications recognized in profit or loss if the assets are sold. The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.
Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points
(1.00
%) across all maturities would have decreased the Company’s other comprehensive income by NT$
3,831.3
million, NT$
3,842.0
million and NT$
4,500.9
million for the years ended December 31, 2022, 2023, and 2024, respectively.
The majority of the Company’s debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.
Other price risk
The Company is exposed to convertible preferred stocks, equity instrument investments, and other investments price risk arising from financial assets at FVTPL and FVTOCI.
Assuming a hypothetical decrease of 10% in prices of the investments mentioned above at the end of the reporting period, the net income would have decreased by NT$1,073.4 million and NT$1,216.0 million for the year ended December 31, 2023 and 2024, respectively, and the other comprehensive income would have decreased by NT$631.5 million, NT$954.9 million and NT$1,013.3 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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
As of December 31, 2023 and 2024, the Company’s ten largest customers accounted for 91% and 93% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.
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
For the years
 ended December 31, 2022, 2023 and 2024, the expected credit loss increased NT$
57.9
million, increased NT$
35.8
million and increased NT$
58.5
million, respectively. The changes were mainly due to adjusted investment portfolio and fluctuations in exchange rates.

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

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

December 31, 2023

Non-derivative financial liabilities

Hedging financial liabilities-bank loans	$27,290.4	$-	$-	$-	$27,290.4
Accounts payable (including related parties)	57,293.1	-	-	-	57,293.1
Payables to contractors and equipment suppliers	171,484.6	-	-	-	171,484.6
Accrued expenses and other current liabilities	241,118.9	-	-	-	241,118.9
Bonds payable	24,890.5	224,062.9	303,525.3	583,364.2	1,135,842.9
Long-term bank loans	2,371.3	3,889.0	585.1	-	6,845.4
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,181.6	5,248.3	4,662.9	21,754.4	34,847.2
Others	-	165,188.4	6,303.1	2,908.7	174,400.2

	527,630.4	398,388.6	315,076.4	608,027.3	1,849,122.7

(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Derivative financial instruments

Forward exchange contracts
Outflows	$64,826.4	$-	$-	$-	$64,826.4
Inflows	(65,384.0)	-	-	-	(65,384.0)

	(557.6)	-	-	-	(557.6)

	$527,072.8	$398,388.6	$315,076.4	$608,027.3	$1,848,565.1

December 31, 2024

Non-derivative financial liabilities

Accounts payable (including related parties)	$74,226.6	$-	$-	$-	$74,226.6
Payables to contractors and equipment suppliers	192,635.2	-	-	-	192,635.2
Accrued expenses and other current liabilities	358,165.7	-	-	-	358,165.7
Bonds payable	76,460.8	335,240.8	197,389.1	587,602.6	1,196,693.3
Long-term bank loans	2,935.2	2,275.6	27,044.8	3,151.1	35,406.7
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,483.5	5,794.8	4,826.8	20,782.7	34,887.8
Others	-	86,979.5	11,737.1	-	98,716.6

	707,907.0	430,290.7	240,997.8	611,536.4	1,990,731.9

Derivative financial instruments

Forward exchange contracts
Outflows	109,525.4	-	-	-	109,525.4
Inflows	(109,251.5)	-	-	-	(109,251.5)

	273.9	-	-	-	273.9

	$708,180.9	$430,290.7	$240,997.8	$611,536.4	$1,991,005.8

(Concluded)
Note: Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

December 31, 2023

Lease liabilities	$10,197.5	$7,121.6	$4,117.1	$318.2	$21,754.4

December 31, 2024

Lease liabilities	$10,296.9	$6,821.6	$3,547.4	$116.8	$20,782.7

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated statements of financial position
Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

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

2)	Fair value of financial instruments that are measured at fair value on a recurring basis
Fair value hierarchy
The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2023
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$13,307.2	$13,307.2
Forward exchange contracts	-	701.2	-	701.2
Convertible bonds	-	-	223.4	223.4
Mutual funds	-	-	110.3	110.3

	$-	$701.2	$13,640.9	$14,342.1

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$79,605.5	$-	$79,605.5
Agency mortgage-backed securities	-	37,959.7	-	37,959.7
Government bonds/Agency bonds	22,091.1	247.8	-	22,338.9
Asset-backed securities	-	9,898.8	-	9,898.8
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,208.7	7,208.7
Publicly traded stocks	4,727.9	-	-	4,727.9
Notes and accounts receivable, net	-	5,411.3	-	5,411.3

	$26,819.0	$133,123.1	$7,208.7	$167,150.8

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$121.4	$-	$121.4

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$43.8	$-	$-	$43.8

	December 31, 2024
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$14,181.8	$14,181.8
Mutual funds	-	-	886.9	886.9
Forward exchange contracts	-	207.7	-	207.7
Simple agreement for future equity	-	-	131.1	131.1

	$-	$207.7	$15,199.8	$15,407.5

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$108,612.1	$-	$108,612.1
Agency mortgage-backed securities	-	46,611.4	-	46,611.4
Government bonds/Agency bonds	20,645.9	-	-	20,645.9
Asset-backed securities	-	11,490.5	-	11,490.5
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,822.9	7,822.9
Publicly traded stocks	4,842.8	-	-	4,842.8
Notes and accounts receivable, net	-	5,912.5	-	5,912.5

	$25,488.7	$172,626.5	$7,822.9	$205,938.1

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$11.0	$-	$-	$11.0

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$466.5	$-	$466.5

Reconciliation of Level 3 fair value measurements of financial assets
The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI and financial assets at FVTPL. Reconciliations for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Years Ended December 31
	2022	2023	2024
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Balance, beginning of year	$5,887.9	$6,282.1	$20,849.6
Additions	715.6	14,887.2	2,007.3
Recognized in profit or loss	-	12.3	(137.7)
Recognized in other comprehensive income or loss	(373.2)	262.4	(499.0)
(Continued)

	Years Ended December 31
	2022	2023	2024
	NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)
Disposals and proceeds from return of capital of investments	$(359.5)	$(128.0)	$(347.8)
Transfers out of level 3 (Note)	(139.8)	-	(164.9)
Effect of exchange rate changes	551.1	(466.4)	1,315.2

Balance, end of year	$6,282.1	$20,849.6	$23,022.7

(Concluded)

Note:	The transfer from level 3 to level 1 is because quoted prices (unadjusted) in active markets data became available for the equity investments.
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
Valuation techniques and assumptions used in Level 3 fair value measurement
The fair values of convertible preferred stocks, convertible bonds, simple agreement for future equity, mutual funds and non-publicly traded equity investments (excluding those trading on the Emerging Stock Board) are mainly determined by using the asset approach, income approach and market approach.
The asset approach takes into account the net asset value measured at the fair value by independent parties. On December 31, 2023 and 2024, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$52.7 million and NT$56.2 million, respectively, if discounts for lack of marketability increase by 1%.
The income approach utilizes discounted cash flows to determine the present value of the expected future economic benefits that will be derived from the investment. On December 31, 2024, the Company mainly uses unobservable inputs, which include expected returns, discount rate of
8.6%, and discount for lack of marketability of 20%. On December 31, 2024, with other inputs remain equal, if discount rate increases by 1%, the fair value will decrease by NT$1,606.9 million; if discount for lack of marketability increases by 1%, the fair value will decrease by NT$140.8 million.
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
Fair value hierarchy
The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	December 31, 2023
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total
Financial assets

Financial assets at amortized costs
Corporate bonds	$113,785.4	$-	$113,694.4	$113,694.4
Commercial paper	18,371.7	-	18,385.3	18,385.3
Government bonds/Agency bonds	13,803.5	2,751.9	11,053.3	13,805.2

	$145,960.6	$2,751.9	$143,133.0	$145,884.9

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$920,897.5	$-	$849,236.9	$849,236.9

	December 31, 2024
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total
Financial assets

Financial assets at amortized costs
Corporate bonds	$171,980.2	$-	$172,518.5	$172,518.5
Commercial paper	14,208.1	-	14,222.7	14,222.7
Government bonds/Agency bonds	4,379.5	4,353.4	-	4,353.4

	$190,567.8	$4,353.4	$186,741.2	$191,094.6

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$983,752.5	$-	$900,344.7	$900,344.7

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
Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore, those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories

GUC and its subsidiaries (GUC)	Associates
VIS and its subsidiaries (VIS)	Associates
SSMC	Associates
Xintec	Associates
TSMC Charity Foundation	Other related parties
TSMC Education and Culture Foundation	Other related parties

b.	Net revenue

		Years Ended December 31
		2022	2023	2024
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)

Item	Related Party Categories

Net revenue from sale of goods	Associates	$15,351.5	$13,406.0	$15,034.1

c. Purchases
		Years Ended December 31
		2022	2023	2024
		NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Related Party Categories

Associates		$6,423.9	$4,562.2	$4,619.6

d. Receivables from related parties
			December 31, 2023	December 31, 2024
			NT$ (In Millions)	NT$ (In Millions)

Item	Related Party Name

Receivables from related parties	VIS		$-	$626.7
	GUC		514.8	610.0
	Others		109.6	167.8

			$624.4	$1,404.5

(Continued)

		December 31, 2023	December 31, 2024
		NT$ (In Millions)	NT$ (In Millions)

Other receivables from related parties	SSMC	$58.1	$0.2
	VIS	13.8	-

		$71.9	$0.2

(Concluded)

e.	Payables to related parties

		December 31, 2023	December 31, 2024
		NT$ (In Millions)	NT$ (In Millions)

Item	Related Party Name

Payables to related parties	Xintec	$1,020.2	$988.0
	SSMC	457.3	308.4
	Others	88.8	129.6

		$1,566.3	$1,426.0

f.	Accrued expenses and other current liabilities

		December 31, 2023	December 31, 2024
		NT$ (In Millions)	NT$ (In Millions)

Item	Related Party Categories

Temporary receipts	Associates	$307.5	$4,271.5

g.	Others

		Years Ended December 31
		2022	2023	2024
		NT$ (In Millions)	NT$ (In Millions)	NT$ (In Millions)

Item	Related Party Categories

Manufacturing expenses	Associates	$6,011.5	$5,043.5	$5,232.8

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

h.	Compensation of key management personnel
The compensation to directors and other key management personnel were as follows:

	Years Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Short-term employee benefits	$4,369.1	$3,492.3	$4,447.5
Post-employment benefits	3.0	3.9	3.8
Share-based payments	286.2	525.8	1,357.4

	$4,658.3	$4,022.0	$5,808.7

The compensation to directors and other key management personnel were determined by the Compensation and People Development Committee of TSMC in accordance with the individual performance and market trends.

35.	PLEDGED ASSETS
The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of December 31, 2023 and 2024, the aforementioned other financial assets amounted to NT$124.3 million and NT$132.1 million, respectively.

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

c.
In February 2025, Longitude Licensing Ltd. and Marlin Semiconductor Limited (collectively, “Marlin”) filed complaints with the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the Eastern District of Texas alleging that TSMC and its customers infringe five U.S. patents. The ITC instituted an investigation on March 21, 2025. The outcome cannot be determined, and we cannot make a reliable estimate of the contingent liability at this time.

d.
TSMC entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

e .	TSMC entered into a long-term purchase agreement of equipment. The relative fulfillment quantity and price are specified in the agreement.

f.	TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

g.	Amounts available under unused letters of credit as of December 31, 2023 and 2024 were NT$434.0 million and NT$489.9 million, respectively.

h .
The Company entrusted financial institutions to provide performance guarantees mainly for import and export of goods, lease agreement and energy purchase agreement. As of December 31, 2023 and 2024, the aforementioned guarantee amounted to NT$8,013.0 million and NT$10,315.6 million, respectively.

37.	SIGNIFICANT LOSS FROM DISASTER
On April 3, 2024, an earthquake struck Taiwan. The resulting damage was mostly to inventories, plant facilities and machinery and equipment. In the second quarter of 2024, the Company recognized related earthquake losses to be approximately NT$3 billion, net of insurance claim. Such losses were primarily included in the cost of revenue and other operating income and expenses in net amounts.
In January 2025, several earthquakes struck Taiwan. The resulting damage was mostly to inventories, machinery and equipment. In the first quarter of 2025, the Company recognized related earthquake losses to be approximately
NT$5.3
billion, net of insurance claim. Such losses were primarily included in the cost of revenue and other operating income and expenses in net amounts.

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

b.	Geographic and major customers’ information were as follows:

1)	Geographic information

	December 31,	December 31,
	2023	2024
	NT$	NT$
Noncurrent Assets	(In Millions)	(In Millions)

Taiwan	$2,525,608.4	$2,613,112.2
United States	420,093.1	541,836.3
Japan	94,558.9	126,600.6
China	97,268.8	82,405.8
Europe, the Middle East and Africa	146.2	19,150.1
Others	0.4	1.4

	$3,137,675.8	$3,383,106.4

Noncurrent assets include property, plant and equipment, right-of-use assets, intangible assets and other noncurrent assets.

2)	Major customers representing at least 10% of net revenue

	Years Ended December 31
	2022		2023		2024
	Amount	%	Amount	%	Amount	%
	NT$		NT$		NT$
	(In Millions)		(In Millions)		(In Millions)

Customer A	$529,649.2	23	$546,550.9	25	$624,345.5	22
Customer B	NA (Note)	NA	NA (Note)	NA	352,271.2	12
Customer C	NA (Note)	NA	241,152.4	11	NA (Note)	NA
Note:  Revenue less than 10% of the Company’s net revenue.

F -
80