Form 20-F
period 2025-12-31
TAIWAN SEMICONDUCTOR MANUFACTURING CO LTD
filed 2026-04-16
CIK 1046179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
__________________________
FORM 20-F
__________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ___________
For the transition period from ___________ to ___________
Commission file number 1-14700
__________________________
台灣積體電路製造股份有限公司
(Exact Name of Registrant as Specified in Its Charter)
__________________________

Taiwan Semiconductor Manufacturing Company Limited	Republic of China
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)
__________________________
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
Wendell Huang, Senior Vice President & Chief Financial Officer & Spokesperson
Telephone: 886-3-5055921 / Email: invest@tsmc.com
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
__________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2025, 25,932,524,521 Common Shares, par value NT$10 each were outstanding.
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
*Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American
Depositary Shares (“ADS”) representing such Common Shares.

i
ii
EX-1.1 ARTICLES OF INCORPORATION OF TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY
LIMITED, AS AMENDED AND RESTATED ON JUNE 3, 2025.
EX-2.1 DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT.
EX-4.29 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION RELATING TO AP3 LOCATED IN
LONGTAN SCIENCE PARK (EFFECTIVE AUGUST 1, 2025 TO DECEMBER 31, 2034) (ENGLISH SUMMARY).
EX-4.35 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO THE
FACILITY WAREHOUSE IN SOUTHERN TAIWAN SCIENCE PARK (EFFECTIVE DECEMBER 16, 2025 TO
NOVEMBER 30, 2038) (ENGLISH SUMMARY).
EX-4.57 LAND LEASE WITH HSINCHU SCIENCE PARK ADMINISTRATION RELATING TO THE FAB
LOCATED IN LONGTAN SCIENCE PARK (EFFECTIVE AUGUST 1, 2025 TO DECEMBER 31, 2042) (ENGLISH
SUMMARY).
EX-4.62 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO AP7
(EFFECTIVE SEPTEMBER 5, 2025 TO JUNE 30, 2043) (ENGLISH SUMMARY).
EX-4.64 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO AP8P1
(EFFECTIVE JANUARY 16, 2026 TO DECEMBER 31, 2044) (ENGLISH SUMMARY).
EX-4.72 LAND LEASE WITH CENTRAL TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO F25
LOCATED IN TAICHUNG SCIENCE PARK (EFFECTIVE JUNE 2, 2025 TO DECEMBER 31, 2044) (ENGLISH
SUMMARY).
EX-4.73 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO AP8
(EFFECTIVE DECEMBER 1, 2025 TO JUNE 30, 2043) (ENGLISH SUMMARY).
EX-4.74 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO AP7
(EFFECTIVE AUGUST 22, 2025 TO JUNE 30, 2043) (ENGLISH SUMMARY).
EX-4.75 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO AP7
(EFFECTIVE DECEMBER 25, 2025 TO JUNE 30, 2043) (ENGLISH SUMMARY).
EX-4.76 LAND LEASE WITH KAOHSIUNG CITY GOVERNMENT RELATING TO FAB22 (EFFECTIVE JUNE 20,
2025 TO DECEMBER 31, 2026) (ENGLISH SUMMARY).
EX-4.77 LAND LEASE WITH SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION RELATING TO FAB14
& FAB18 LOCATED IN SOUTHERN TAIWAN SCIENCE PARK (EFFECTIVE FEBRUARY 1, 2026 TO JANUARY
31, 2031) (ENGLISH SUMMARY).
EX-8.1 SUBSIDIARIES OF TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED.
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
EX-101.DEF iXBRL TAXONOMY EXTENSION DEFINITION LINKBASE DOCUMENT
EX-101.LAB iXBRL TAXONOMY EXTENSION LABEL LINKBASE DOCUMENT
EX-101.PRE iXBRL TAXONOMY EXTENSION PRESENTATION LINKBASE DOCUMENT
EX-104 COVER PAGE INTERACTIVE DATA FILE (EMBEDDED WITHIN THE INLINE XBRL DOCUMENT)
iii
“TSMC”, “tsmc”, “jasm”, “esmc”, “Open Innovation Platform”, “CyberShuttle”, “CoWoS”, “TSMC-SoIC”, “3DFabric”,
“N6e”, “N12e”, and “TSMC A16TM” are some of our registered and/or pending trademarks used by us in various jurisdictions, including the United States of America. All rights reserved.

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
•general local and global economic conditions, including impacts caused by geopolitical tensions;
•the political stability of our local region;
•our ability to deal with the challenges and risks related to our global operations and expansion;
•outlook of the major and emerging end markets for our products, such as high performance computing
(“HPC”), smartphones, internet of things (“IoT”), automotive and digital consumer electronics;
•the volatility of the semiconductor and electronics industry;
•our ability to develop new technologies successfully and remain a technological leader;
•the increased competition from other companies;
•overcapacity in the semiconductor industry;
•our reliance on certain major customers;
•the reliability of our information technology systems and resilience to any cyberattacks;
•our ability to maintain control over expansion and facility modifications;
•our ability to generate growth and profitability;
•our ability to hire and retain qualified personnel;
•our ability to acquire required equipment and supplies necessary to meet business needs;
•our ability to protect our technologies, intellectual property (“IP”) rights and third-party licenses;
•disruptive events or industrial accidents;
•shortages or increased prices of power and other utilities; and
•fluctuations in foreign currency rates, in particular, any material appreciation of the NT dollar against the U.S.
dollar, and our ability to manage such risks.
Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the commercial production using 16-angstrom and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry, business expansion plans or new investments as well as business acquisitions and financing plans. If any one or more of the assumptions underlying the industry or market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Please see “Item 3.
Key Information – Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.
As used in this annual report, all references to “we,” “us,” the “Company” and “TSMC” are to Taiwan
Semiconductor Manufacturing Company Limited and its consolidated subsidiaries, while “R.O.C.” and “Taiwan” are references to the Republic of China.

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
dollars in this annual report were made at NT$31.37 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025.
No representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all.

PART I
ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.KEY INFORMATION
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
Since 2018, political and trade tensions among a number of the world’s major economies have been on the rise.
These tensions have resulted or may result in the implementation of tariffs, non-tariff trade barriers, sanctions, export controls and other measures that have been particularly impactful to the semiconductor industry and related markets.
Prolonged or increased use of such measures may negatively impact the growth of the global economy and the semiconductor industry, resulting in declines in electronic products sales from which we generate our income through our products and services. For example, in April 2025, the U.S. President announced a 10% baseline tariff on imports into the
U.S. from all countries, as well as varying reciprocal tariffs on most of the U.S.’s trading partners under the International
Emergency Economic Powers Act (“IEEPA”). Collection of the reciprocal tariffs was delayed until August 2025, and while they excluded semiconductors, semiconductor manufacturing equipment and their respective derivative products
(collectively “Semiconductor Items”), these tariffs nonetheless affected our cost of operations in the U.S. These tariffs were declared unlawful by a February 2026 U.S. Supreme Court ruling. While the ruling removes IEEPA as a basis for tariffs, its broader impact on the U.S.’s tariff and trade agenda, international trade activities, and the global economy remains uncertain. Following the Supreme Court ruling, the U.S. imposed a replacement tariff under Section 122 of the Trade Act of 1974 and in March 2026, the U.S. Trade Representative, using authority in Section 301 of the Trade Act of 1974, initiated two investigations relating to alleged manufacturing overcapacity and failures to take action on forced labor, targeting various economies, including Taiwan, which could result in trade actions such as the imposition of additional tariffs. Also, in April 2025, the U.S. government initiated a Section 232 investigation related to imports of Semiconductor
Items, which concluded in December 2025. As a result, the U.S. issues a proclamation imposing a 25% ad valorem tariff on the import of certain advanced computing chips and derivative products meeting specified technical performance thresholds, unless such products are imported for designated use in the U.S. The proclamation also signaled the potential for broader tariffs on Semiconductor Items following further trade negotiations, accompanied by a tariff offset program intended to incentivize the U.S. domestic manufacturing. Further, in January 2026, the U.S. announced it had reached a trade and investment agreement with Taiwan which would reduce U.S. reciprocal tariff rates on Taiwanese goods to no more than 15%. The agreement also grants preferential Section 232 treatment for Taiwanese semiconductor producers investing in U.S. manufacturing capacity. However, details regarding the impacts of the U.S. Supreme Court decision striking down the IEEPA reciprocal tariffs as well as the preferential treatment with respect to Section 232 tariffs, including any offsets, are still unclear. Any tariffs imposed on imports of semiconductors and products incorporating chips into the U.S. may result in increased costs for purchasing such products, which may, in turn, lead to decreased demand for our products and services and adversely affect our business and future growth. Any tariffs imposed on imports of semiconductor manufacturing materials and equipment into the U.S. may result in increased costs for our manufacturing operations in the U.S. and reduce our profitability.
Additionally, any increase in the use of export control restrictions and sanctions to target certain countries and entities, any expansion of the extraterritorial jurisdiction of such measures, or a complete or partial ban on semiconductor products sales to certain entities could impact not only our ability to continue supplying products to those customers, but also our customers’ demand for our products, and could even lead to changes in semiconductor supply chains. For example, in October 2022 and October 2023, the U.S. adopted additional export controls (the “October Rules”) over specified countries (including China) under the U.S. Export Administration Regulations (“U.S. EAR”) on certain advanced computing integrated circuits (“ICs”). In January 2025, the U.S. further issued new rules to reinforce controls on exports of advanced computing ICs, pursuant to which we may need to obtain an export license prior to shipping products using 16-
nanometer or below process to specified destinations unless specific conditions are met. As a result, shipments of certain products may be delayed or prohibited due to the license requirements and our financial results may be adversely affected.
The October Rules also impose license requirements for items subject to the U.S. EAR where the items are destined to a semiconductor fabrication facility in China that fabricates specified advanced node ICs as well as for U.S. persons’
activities supporting such facility or semiconductor manufacturing items. In response, we obtained from the U.S.
Department of Commerce a Validated End-User (the “VEU”) authorization for our fab located in Nanjing, China, which allowed our fab in Nanjing to receive exports of eligible items from the U.S. without separate licenses. Although the VEU authorization expired in December 2025, the U.S. Department of Commerce has granted TSMC Nanjing Company Limited
(“TSMC Nanjing”) an annual export license that allows U.S. export-controlled items to be supplied to TSMC Nanjing, which ensures uninterrupted fab operations and product deliveries. However, there is no assurance that this annual export license will not be terminated, or we can timely get the license renewed in the future.
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
Any future systemic political, economic or financial crisis or market volatility, including but not limited to interest rate and foreign exchange rate fluctuations, inflation or deflation or changes in economic, fiscal and monetary policies in major economies, could cause revenue or profits for the semiconductor industry as a whole to decline dramatically. If the economic conditions or financial conditions of our customers were to deteriorate, the demand for our products and services may decrease and additional accounting related allowances may be required, which could reduce our revenue and income.
For example, the geopolitical instability resulting from military conflicts cause, among others, supply chains disruptions, inflation, heightened regulatory uncertainty and volatility in financial markets, which may lead to broader negative impacts on the global economy. In addition, sufficient external financing may not be available to us on a timely basis, on commercially reasonable terms to us, or at all. If sufficient external financing is not available when we need such financing to meet our capital requirements, we may be forced to curtail our expansion, modify plans or delay the deployment of new or expanded services until we obtain such financing. In conclusion, any of these events, including any future global systemic crisis or further escalation of trade tensions as described above, could materially and adversely affect our results of operations.

Our global manufacturing, design and sales activities subject us to risks associated with political, economic, financial, military or other conditions or developments in various jurisdictions, including in particular the R.O.C., as well as in international trade, which could negatively affect our business and financial status and therefore the market value of your investment.
The majority of our principal executive officers and our principal production facilities are located in the R.O.C., and the majority of our net revenue is derived from our operations in the R.O.C. In addition, we have operations worldwide and a significant percentage of our revenue comes from sales to locations outside the R.O.C. Operating in the R.O.C. and overseas exposes us to changes in laws, rules, regulations and the enforcements of such laws, rules and regulations in certain key areas that could have a material impact on our operations, such as intellectual property, labor, antitrust, export controls, import restrictions, and trade barriers or disputes. In addition, deterioration in general political, economic, financial or social conditions, military conflicts, the risk of outbreak of war or hostilities, terrorism events, security risks, social unrest, health conditions and possible disruptions in transportation networks in the various jurisdictions in which we operate or elsewhere, could have an adverse impact on our business and results of operations as well as the market price and the liquidity of our ADSs and common shares. Furthermore, any major change in economic, fiscal and/or trade policies in the U.S. from which we derive a substantial portion of our revenue or in another major jurisdiction could severely affect our business, financial condition and results of operations. For example, recent political and trade tensions among major economies as well as military conflicts (such as the conflict in Ukraine since early 2022) have resulted in the imposition of trade barriers, such as sanctions and import and export controls, which could increase our manufacturing costs, limit our access to certain supplies, make our pricing less competitive, and limit our ability to offer our products and services in some markets or source key materials and key production equipment, which may have adverse direct or indirect effects on our sales.
Any law or government policy that encourages our customers to relocate their manufacturing capacity or supply chain to their own countries or require their respective contractors, subcontractors and relevant agents to do so could also impair our ability to sustain our current level of productivity and manufacturing efficiency. An important aspect of our business operation is an ecosystem of interconnected semiconductor fabs, employees and suppliers that provides us with significant operational synergies, flexibility and efficiencies. For example, we are able to temporarily reassign thousands of our engineers and other relevant personnel from one manufacturing site to another to refine specific designs and adapt manufacturing processes in a timely manner. These advantages permit us to operate our manufacturing fabs efficiently and resolve any technical or commercial difficulties quickly to maintain our competitive edge. Restrictions on our ability to transfer people among our operations in the R.O.C., the United States, the P.R.C., Japan, and Europe efficiently due to challenges such as regional employment rules and regulations, and immigration or travel restrictions, may impair or reduce these advantages, and we may not be able to sustain our current ability to supply our customers with goods and services at the current level of cost, quality, quantity and delivery schedule to which our customers have been accustomed.
In addition, the financial markets have viewed certain past developments in relations between the R.O.C. and the
P.R.C. as occasions to depress general market prices of the securities of R.O.C. companies, including our own. Also, we may face potential operational risks arising from applicable export controls which impose license requirements on our
P.R.C. fab’s acquisition of certain manufacturing tools.
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
•higher costs associated with the construction of new fabs, establishing supply chains for various materials in different locations, sustaining our current level of productivity and manufacturing efficiency provided by our ecosystem, and recruiting and retaining talent;
•labor shortages, interruptions in the supply chains for various materials, and construction issues, which could substantially delay the completion of our expansion projects, and could further result in substantial additional costs or failure to meet our capacity expansion plans;
•disruptions to our operations caused by natural or man-made disasters, including earthquakes, flooding, typhoons, droughts, tsunamis, sandstorms, wildfires, volcanic eruptions, fire, gas/chemical leakage or spill,

pandemic, cyberattacks, supply chain disruption, geopolitical tensions, labor issues, sabotage, failure of critical facilities and equipment, and disruptions in utilities, such as water, electricity and natural gas, etc.;
•scarcity of industrial-use land and access to utilities which could limit our future expansion of operations;
•compliance with applicable foreign laws and regulations, and the risk of penalties if our practices are deemed not to be in compliance;
•challenges in managing information technology infrastructure in multiple locations and across different systems and risks of our information technology infrastructure succumbing to cyberattacks worldwide;
•adverse changes relating to government grants or other government incentives, including non-receipt, delay and potential clawbacks of government grants;
•challenges in creating an inclusive workplace in new sites to embrace the cultural differences and managing the operation over large geographic distances and in the context of different employment practices and labor laws and regulations;
•increased intellectual property infringement assertions and enforcement actions against us; and
•exposure to different tax jurisdictions and potential adverse tax consequences.
If we are unable to overcome the above challenges, our business, financial condition and results of operations could be adversely affected.
Decreases in demand and average selling prices for products that contain semiconductors may adversely affect demand for our products and may result in a decrease in our revenue and earnings.
A vast majority of our revenue is derived from customers who use our products in HPC (including AI applications), smartphones, IoT, automotive, and digital consumer electronics. Any deterioration in or a slowdown in the growth of such end markets, driven by various factors such as shortages in the supply of certain components, constraints in power supply or environmental, social, and governance (“ESG”) concerns, which results in a substantial decrease in the demand for overall global semiconductor foundry services, including our products and services, could adversely affect our revenue.
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
Since we are dependent on the highly cyclical semiconductor and electronics industries, which have experienced significant and sometimes prolonged periods of downturn and overcapacity, our revenue, margins and earnings may fluctuate significantly.
The electronics industries and semiconductor market are cyclical and subject to significant and often rapid fluctuations in product demand, which could impact our semiconductor foundry business. Variations in customer order levels may result in volatility in our revenue and earnings. From time to time, the electronics and semiconductor industries have experienced significant and occasionally prolonged periods of downturn and overcapacity. Because we are, and will continue to be, dependent on the demand of electronics and semiconductor companies for our services, periods of downturn and overcapacity in the general electronics and semiconductor industries could lead to reduced demand for overall semiconductor foundry services, including our services. If we are not able to take appropriate actions, such as reducing our costs to sufficiently offset declines in demand, our revenue, margins, and earnings will likely suffer during periods of downturn and overcapacity.

If we are unable to remain a technological leader in the semiconductor industry, unable to timely respond to fast-
changing semiconductor market dynamics, or unable to maintain our edge in product quality, we may become less competitive.
The semiconductor industry and its technologies are constantly changing. We compete by developing process technologies using increasingly advanced nodes and manufacturing products with more functions. We also compete by developing new derivative technologies. If we do not anticipate these changes in technologies and rapidly develop new and innovative technologies, or our competitors unforeseeably gain sudden access to additional technologies, we may not be able to provide services on competitive terms. For example, the global surge in the development of AI has had a significant impact on customer demand for advanced semiconductor chips and the market dynamics in our industry; thus, our ability to continuously develop relevant technologies, products and services to meet these customer needs and changes in the AI industry will be critical for us to effectively compete in this space. In addition, our customers have accelerated the cadence of introducing new products and services to the market. If we are unable to meet these shorter product time-to-market, we risk losing these customers. These factors have also been intensified by the shift of the global technology market to AI-
related products, such as AI smartphones, AI PCs, and AI accelerators, and increasing competition and concentration of customers (all further discussed among these risk factors).
The uncertainty and instability inherent in advanced technologies impose challenges for achieving expected product quality and product yield. If we fail to overcome these challenges, it may result in loss of revenue and additional cost, as well as loss of business or customer trust. We also believe that the effective use of AI in our internal operations is important to our long-term success. As the AI technologies are rapidly evolving, if we are unable to effectively deploy new
AI technologies in our internal operations, it may hurt our competitive position.
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
Please see “Item 4. Information on The Company – Our Subsidiaries and Affiliates.” In December 2024, ESMC, our
subsidiary in Germany, entered into an agreement with the Federal Republic of Germany for the receipt of up to EUR5 billion state aid under the European Chips Act (Regulation (EU) 2023/1781). Although governments in certain countries or regions where we are currently expanding or planning to expand our production capacity have extended or may in the future extend certain financial incentives to us, there is no assurance that we will be able to receive such financial incentives, including pursuant to the U.S. CHIPS Act, at the levels we anticipate or at all. Additionally, any financial incentives we receive may be subject to conditions and requirements imposed by the grantors, such as restrictions on the expansion of facilities in foreign countries of concern and on joint research and technology licensing efforts with foreign entities of concern on any technology or product that raises national security concerns. Noncompliance with the terms and conditions of the grants that we may receive could result in a delay or forfeiture of all or a portion of any future amounts to be received, as well as obligate us to repay all or a portion of amounts already received pursuant to the grants. Even if we satisfy the conditions and requirements for the funding disbursement, it is possible that the grantor may delay the disbursement or be unable to provide the funding. While we expect to continue benefiting from government incentives, failure to obtain grants that we seek, to fully utilize available grants, or to comply with the terms and conditions of grants could impact our ability to achieve our goals for the projects that would otherwise benefit from grant funding and could have an adverse effect on our business, results of operations, and financial condition.

Moreover, our competitors may, from time to time, also decide to undertake aggressive pricing initiatives. Our competitors may also compete for our customers who seek to diversify their supply chains. These competitive activities may decrease our customer base, our pricing, or both. If we are unable to compete effectively with such competitors on technology, manufacturing capacity, product quality, supply chain diversification and resilience, and customer satisfaction, we risk losing customers or business to such contenders and our profit margin and earnings may decrease.
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
Implementing these capacity expansion plans will increase our costs, and the increases may be substantial. For example, we would need to build new facilities, purchase additional equipment and hire and train personnel to operate the new equipment. If the market demand does not materialize, and/or we do not increase our net revenue accordingly, our financial performance may be adversely affected by these increased costs. See “Item 4. Information on The Company –
Capacity Management and Technology Upgrade Plans” for a further discussion.
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
Over the years, our customer profile and the nature of our customers’ business have changed dramatically. While we generate revenue from hundreds of customers worldwide, our ten largest customers in 2023, 2024 and 2025 accounted for approximately, 70%, 76% and 78% of our net revenue in the respective year. Our largest customer in 2023, 2024 and 2025 accounted for 25%, 22% and 19% of our net revenue in the respective year. Our second largest customer in 2023, 2024 and
2025 accounted for 11%, 12%, and 17% of our net revenue in the respective year. A more concentrated customer base may subject our revenue to seasonal demand fluctuations from our large customers and cause different seasonal patterns in our business. This customer concentration results in part from the changing dynamics of the electronics industry with the structural shift to HPC and smartphone applications and software that provide the content for such devices.
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
In addition, we employ certain third-party service providers for us and our affiliates worldwide with whom we need to share highly sensitive and confidential information to enable them to provide the relevant services. While we require such third-party service providers to strictly fulfill the confidentiality and/or internet security requirements in our service agreements with them, there is no assurance that each of them will comply with such obligations. Moreover, such third-
party service providers may also be susceptible to cyberattacks. If we or our service providers are not able to timely resolve the respective technical difficulties caused by such cyberattacks, or ensure the integrity and availability of our data (and data belonging to our customers and other third parties) or maintain control of our or our service providers’ computing systems, our commitments to our customers and other stakeholders may be materially impaired and our results of operations, financial condition, prospects and reputation may also be materially and adversely affected.
We may not be able to implement our planned growth and development or maintain our leading position if we are unable to recruit and retain key executives, managers, and skilled technical and service personnel.
We rely on the continued services and contributions of our management team, as well as skilled technical and professional personnel. Our business could suffer from the inability to fulfill personnel needs with high quality professionals in a timely fashion caused by the loss of personnel, talent shortages, illegal talent poaching, immigration controls, or related changes in market demand for our products and services. The fierce competition for talent could potentially lead to our being unable to ensure timely fulfillment of our personnel demand.
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
Any inability to obtain, preserve, enforce, defend and protect our technologies, intellectual property rights and third-
party licenses could harm our competitive position.
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
The assertions made and lawsuits initiated by litigious, well-funded, non-practicing entities are particularly aggressive in their monetary demand and in seeking court-issued injunctions. Recent developments at the U.S. Patent and Trademark
Office limiting access to inter partes review to remove erroneously issued patents may result in an increase of such assertions and lawsuits, and hinder our ability to reach a reasonable resolution with patent owners. Such lawsuits and assertions may increase our cost of doing business and may potentially be extremely disruptive if these asserting entities succeed in blocking the trade of products made and services offered by us. See “Item 8. Financial Information – Legal
Proceedings” for a further discussion. Also, with the expansion of our manufacturing operations into certain non-R.O.C jurisdictions, we have faced increased challenges in managing risks of intellectual property misappropriation. Despite our efforts to adopt robust measures to mitigate the risk of intellectual property misappropriation in such new jurisdictions, we cannot guarantee that the protection measures we adopted will be sufficient to prevent us from potential infringements by others, or at all.
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
Our operations are vulnerable to interruptions from various natural and man-made disasters. These include earthquakes, flooding, typhoons, droughts, tsunamis, sandstorms, wildfires, volcanic eruptions, fire, gas/chemical leakage or spill, pandemic, cyberattacks, supply chain disruption, geopolitical tensions, sabotage and terrorism. Additionally, the failure of critical facilities and equipment, along with disruptions in utility services such as water, electricity and natural gas, could also interrupt our operations. Most of our production facilities, as well as those of many of our suppliers, customers and upstream providers of complementary semiconductor manufacturing services, are located in areas susceptible to various natural disasters. These locations may also face potential shortages of electricity and/or water, which could cause interruptions to our operations. For instance, in April 2024 and January 2025, several earthquakes struck
Taiwan, causing damage to our inventories, plant facilities, machinery and equipment. We recognized approximately NT$3 billion and NT$5.3 billion in losses from earthquakes, net of insurance claim, respectively, in the second quarter of 2024 and the first quarter of 2025.
If one or more natural disasters were to create a prolonged disruption to our operations, or those of our suppliers, it could significantly reduce our manufacturing capacity and lead to the loss of important customers. In addition, disruption to our customers’ operations could reduce demand for our products and services. Either scenario could therefore have an adverse and material impact on our operational and financial performance.
Our operations may be interrupted, and our expansion may be limited, by power or other utility outages or shortages, and our financial results may be adversely affected by increased prices of power or other utilities.
We have occasionally experienced power outages, dips or surges caused by difficulties encountered by our electricity supplier or other power consumers on the same power grid. Some of these incidents have resulted in interruptions to our operations. Such outages, shortages or interruptions in our electricity supply could further be exacerbated by changes in government energy policy or shortages in the supply of power generation fuels. If we are unable to secure reliable and uninterrupted supply of electricity for our manufacturing fabs, our ability to fulfill customers’ orders would be jeopardized.
Moreover, we have experienced, and may continue to encounter utility price increases. Higher electricity prices could increase our manufacturing costs and therefore adversely impact our financial results.
In addition, government measures taken in response to severe weather events, such as water rationing and conservation measures in response to droughts, may materially affect our operations and our suppliers’ production. This could, in turn, cause interruptions to our operations and expansion plans.
If such events were to occur over prolonged periods, our operations and financial performance may be materially adversely affected and our future capacity expansions could be curtailed.
Adverse fluctuations in exchange rates could decrease our operating margin and/or revenue.
Substantially all of our sales are denominated in U.S. dollars and over half of our capital expenditures are denominated in currencies other than the NT dollar, primarily in U.S. dollars, Euros and Japanese yen. As a result, any significant fluctuations to our disadvantage in the exchange rate of the NT dollar against such currencies, in particular a weakening of the U.S. dollar against the NT dollar, would have an adverse impact on our revenue and operating profit as expressed in NT dollars. For example, every 1% depreciation of the U.S. dollar against the NT dollar would result in an approximately 0.3 percentage point decrease in our operating margin based on our 2025 results.
Conversely, if the U.S. dollar appreciates significantly versus other major currencies, the demand for the products and services of our customers and for our goods and services will likely decrease, which will negatively affect our revenue.
Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a further discussion.
Our failure to comply with applicable laws and regulations material to our operations, such as export control, antitrust, environmental and climate related laws and regulations, or the inability to timely obtain requisite approvals necessary for the conduct of our business, such as fab land and construction approvals, could harm our business and operational results or subject us to potential significant legal liability.
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
•significant penalties and legal liabilities, such as the denial of import or export permits or third party private lawsuits, criminal or administrative proceedings;
•the temporary or permanent suspension of production of the affected products;
•the temporary or permanent inability to procure or use certain production critical chemicals or materials;
•unfavorable alterations in our manufacturing, fabrication and assembly and test processes;
•challenges from our customers that place us at a significant competitive disadvantage, such as loss of revenue in case we are unable to satisfy the applicable legal standard or customer requirement;
•restrictions on our operations or sales;
•loss of tax benefits, including termination of current tax incentives, disqualification of tax credit application and repayment of the tax benefits that we are not entitled to; and
•damages to our goodwill and reputation.
Our role in the semiconductor supply chain inherently limits our visibility into the downstream use or user of final products that incorporate our customer’ semiconductor products manufactured by us. This constraint impedes our ability to fully ensure such semiconductors will not be diverted to unintended end use or end-user, including potentially by our customers, or by third parties. In addition, export controls over certain semiconductors often depend on the products’
specific features or performance characteristics that foundries may not be able to verify independently. If our customers’
activities or products are found to be subject to such export controls and our exports to them did not obtain the required authorization, we could be found in violation of applicable export control or sanctions laws. This could adversely affect us through reputational harm, government investigations, penalties or other financial exposures resulting from relevant legal proceedings, or other adverse consequences. In October 2024, we notified relevant U.S. and Taiwan authorities that one type of our customer’s chip manufactured by us might have been diverted to a restricted entity or incorporated into a restricted entity’s product, and since then have been cooperating with the authorities’ requests for additional information and documents. Despite our best efforts to comply with all relevant export control and sanctions laws and regulations, there is no assurance that our business activities will not be found incompliant with export control laws and regulations.
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
One or more of our existing shareholders may, from time to time, dispose of significant numbers of our common shares or ADSs. For example, the National Development Fund of the R.O.C., which owned 6.38% of TSMC’s outstanding shares as of February 28, 2026, had from time to time in the past sold our shares in the form of ADSs in several transactions.
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
ITEM 4.INFORMATION ON THE COMPANY
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
Business Overview of the Company
As a foundry, we manufacture semiconductors using our manufacturing processes for our customers based on proprietary integrated circuit designs provided by them. We offer a comprehensive range of wafer fabrication processes, including processes to manufacture complementary metal-oxide-semiconductor (“CMOS”) logic, mixed-signal, radio frequency (“RF”), embedded memory, bipolar complementary metal-oxide-semiconductor (“BiCMOS”, which uses CMOS transistors in conjunction with bipolar junction transistor) mixed-signal and others. We also offer design, mask making,
TSMC 3DFabric® advanced silicon stacking and packaging services, and testing services.
We believe that our scale and capacity, particularly for advanced technologies, is a major competitive advantage.
Please see “– Semiconductor Manufacturing Capacity and Technology” and “– Capacity Management and Technology
Upgrade Plans” for a further discussion of our capacity.
We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor companies, system companies to integrated device manufacturers.
Our Semiconductor Facilities
We currently operate one 150mm wafer fab, six 200mm wafer fabs, nine 300mm wafer fabs, and seven advanced backend fabs. Our corporate headquarters and nine of our fabs are located in the Hsinchu Science Park, two fabs are located in the Central Taiwan Science Park, seven fabs are located in the Southern Taiwan Science Park, two fabs are located in the United States, one fab is located in Shanghai, one fab is located in Nanjing, and one fab is located in Japan.
As of February 28, 2026, our corporate headquarters and our nine fabs in Hsinchu Science Park occupy parcels of land of a total of approximately 1,440,012 square meters, of which, approximately 1,296,797 square meters of land is leased by us from the Hsinchu Science Park Administration for our eight fabs in Hsinchu Science Park under agreements that will be up for renewal between December 2026 and December 2044, and approximately 143,215 square meters of land is owned by us, where Advanced Backend Fab 6 and related offices are located. We have leased from the Central Taiwan Science Park
Administration a parcel of land of approximately 1,089,957 square meters for our Taichung fabs under agreements that will be up for renewal between September 2029 and December 2044. We have leased from the Southern Taiwan Science Park
Administration approximately 2,502,262 square meters for our fabs in the Southern Taiwan Science Park under agreements that will be up for renewal between March 2026 and March 2045. We have leased from the Kaohsiung City Government approximately 751,384 square meters of land in the Kaohsiung Nanzih Technology Industrial Park, where Fab 22 is located, under agreements that will be up for renewal by December 2026. TSMC Washington, LLC (“TSMC Washington”)
owns a parcel of land of approximately 1,052,186 square meters in the State of Washington in the United States, where the
TSMC Washington fab and related offices are located. TSMC China Company Limited (“TSMC China”) owns the land use rights of 369,087 square meters of land in Shanghai, where Fab 10 and related offices are located. TSMC Nanjing owns the land use rights of 453,403 square meters of land in Nanjing, where Fab 16 and related offices are located. TSMC
Arizona owns a parcel of land of approximately 4,775,885 square meters in the State of Arizona where Fab 21 and related offices are located. JASM owns a parcel of land of approximately 476,290 square meters in Kumamoto Prefecture, Japan, where Fab 23 and related offices are located. ESMC owns a parcel of land of approximately 513,557 square meters in the
City of Dresden in Germany, where Fab 24 and related facilities will be located. Other than certain equipment under leases located at testing areas, we own all of the buildings and equipment for our fabs.
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
We also believe that we are the technology leader among the dedicated foundries in terms of our net revenue of advanced semiconductors of 7-nanometer and below and are one of the leaders in the semiconductor manufacturing industry for mainstream and specialty technologies. Our 2-nanometer technology entered volume production in 2025. Also, the development of our 16-angstrom technology is on track, and its risk production is expected in 2026.

The following table lists our wafer fabs and those of our subsidiaries in operation as of February 28, 2026, together with the year of commencement of commercial production, wafer size and the most advanced technology for volume production:

Fab(1)	Year of commencement of commercial production	Wafer size	The most advanced technology for volume production(2)
2	1990	6-inch	450
3	1995	8-inch	150
5	1997	8-inch	150
6	2000	8-inch	110
8	1998	8-inch	110
10	2004	8-inch	150
11	1998	8-inch	150
12	2001	12-inch	40
14	2004	12-inch	16
15	2012	12-inch	7
16	2018	12-inch	16
18	2020	12-inch	3
20	2025	12-inch	2
21	2024	12-inch	5
22	2025	12-inch	2
23	2024	12-inch	28
(1)Fabs 2, 3, 5, 8, 12 and Fab 20 are located in Hsinchu Science Park. Fab 6, Fab 14, Fab 18, and Fab 22 are located in the Southern Taiwan Science Park. Fab 15 is located in Central Taiwan Science Park. Fab 11 is located in the
Washington State, United States. Fab 10 is located in Shanghai, China, Fab 16 is located in Nanjing, China, Fab 21 is located in Arizona, U.S. and Fab 23 is located in Kumamoto, Japan.
(2)In nanometers, as of 2025 year-end.
In 2025, our annual capacity (in 12-inch equivalent wafers) exceeded 17 million wafers, compared to approximately
17 million wafers in 2024. This increase was primarily from the expansion of our 3-nanometer advanced technologies.
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
Our capital expenditures in 2023, 2024 and 2025 were NT$949,817 million, NT$956,007 million and NT$1,272,411 million (US$40,895 million, translated from a weighted average exchange rate of NT$31.11 to US$1.00), respectively. Our capital expenditures in 2026 are expected to be between US$52 billion and US$56 billion, which, depending on market conditions, may be adjusted later. Our capital expenditures for 2023, 2024 and 2025 were funded by our operating cash flow and proceeds from the issuance of corporate bonds, and our capital expenditures for 2026 are also expected to be funded in the same way. In 2026, we anticipate our capital expenditures to focus primarily on the following:
•installing and expanding capacity, mainly for 2-nanometer and 3-nanometer nodes, including building/facility expansion for Fab 20, Fab 21 and Fab 22;
•expanding capacity for specialty technologies and advanced packaging, including building/facility expansion for Fab 24; and
•investing in research and development projects for new process technologies.

We are entering a period of higher growth as the multiyear megatrends of 5G, AI and high performance computing are expected to fuel strong demand for our semiconductor technologies in the next several years. We are working closely with our customers to address their needs in a sustainable manner.
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

	Year ended December 31,
	2023		2024		2025
Geography	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage

	(NT$ in millions, except percentages)
North America	1,470,215	68%	2,031,326	70%	2,875,270	75%
Asia Pacific(1)	174,947	8%	284,308	10%	329,269	9%
China	267,154	12%	331,673	11%	327,503	9%
Japan	132,072	6%	144,240	5%	150,428	4%
EMEA(2)	117,348	6%	102,761	4%	126,584	3%
Total	2,161,736	100%	2,894,308	100%	3,809,054	100%
(1)China and Japan are excluded from Asia Pacific.
(2)EMEA stands for Europe, Middle East, and Africa.
In 2025, our net revenue increased by a total of NT$914,746 million compared to 2024, which was mainly due to an increase in orders from North America of NT$843,944 million, or a 42% year-over-year increase and from Asia Pacific of
NT$44,961 million, or a 16% year-over-year increase. In 2024, our net revenue increased by a total of NT$732,572 million compared to 2023, which was mainly due to an increase in orders from North America of NT$561,111 million, or a 38%
year-over-year increase and from Asia Pacific of NT$109,361 million, or a 63% year-over-year increase.
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
High Performance Computing (“HPC”): Driven by data explosion and AI application innovation, HPC has become the key growth driver for our business. We provide customers, including both fabless IC design companies and system companies, with leading-edge logic process technologies such as 2-nanometer Nanosheet Transistor (“N2”), 3-nanometer
Fin Field-Effect Transistor (“FinFET”), 4-nanometer FinFET, 5-nanometer FinFET, 6-nanometer FinFET, and 7-
nanometer FinFET, as well as comprehensive intellectual properties including high-speed interconnect intellectual properties to meet customers’ product requirements for transferring and processing vast amounts of data anywhere at any time. Specifically, we introduced our HPC-focused technologies such as N4X, N3X, and N2X, representing the ultimate performance and maximum clock frequencies in our 5-nanometer, 3-nanometer, and 2-nanometer families, respectively.
Based on advanced process nodes, a variety of HPC products have been launched, such as AI accelerators, including AI graphics processor units (“GPUs”) and AI application specific integrated circuits (“ASICs”), personal computer central processing units (“CPUs”), consumer GPUs, field programmable gate arrays (“FPGAs”), server processors, and high-speed networking chips, etc. These products can be used in current and future 5G/6G infrastructures, AI, cloud, and enterprise data centers. We also offer multiple TSMC 3DFabric® advanced silicon stacking and packaging solutions, such as TSMC-
SoIC® manufacturing services and CoWoS® advanced packaging services, to enable homogeneous and heterogeneous chip integration to meet customer requirements for high performance, high compute density and high energy efficiency, low latency, and high integration. We will continue to optimize our HPC platform and strengthen collaboration with customers to help them capture market growth in HPC markets.
Smartphones: For customers’ premium product applications, we offer leading logic process technologies such as 2-
nanometer Nanosheet Plus (“N2P”), 3-nanometer FinFET Plus (“N3P”), 3-nanometer FinFET Enhanced (“N3E”), 3-
nanometer FinFET, 4-nanometer FinFET Plus (“N4P”), 4-nanometer FinFET, 5-nanometer FinFET Plus (“N5P”), and 5-
nanometer FinFET, as well as comprehensive intellectual properties to further enhance chip performance, reduce power consumption, and decrease chip size. For mainstream product applications, we provide a broad range of logic process technologies, including 3-nanometer FinFET Compact (“N3C”), 4-nanometer FinFET Compact (“N4C”), 6-nanometer
FinFET, 7-nanometer FinFET Plus (“N7+”), 7-nanometer FinFET, 12-nanometer FinFET Compact Plus (“12FFC+”), 12-
nanometer FinFET Compact (“12FFC”), 16-nanometer FinFET Compact Plus (“16FFC+”), 16-nanometer FinFET
Compact (“16FFC”), 28-nanometer High Performance Compact Plus (“28HPC+”), 28-nanometer High Performance
Compact (“28HPC”), and 22-nanometer Ultra-Low Power (“22ULP”), as well as comprehensive intellectual properties, to satisfy customer needs for high-performance and low-power chips. Furthermore, for both premium and mainstream product applications, we offer leading-edge, highly competitive specialty technologies to deliver specialty companion chips for customers’ logic application processors, including radio frequency (“RF”), RF front-end, embedded non-volatile memory
(“eNVM”), power management ICs (“PMICs”), sensors, and display chips, as well as TSMC 3DFabric® advanced packaging services, such as our industry-leading InFO technology.

Internet of Things (“IoT”): Following the three megatrends of the IoT segment, “Everything Connected, Smart and
Green,” we not only provide customers with solid logic technologies, including 4-nanometer, 5-nanometer, 6-nanometer, 7-
nanometer, 12-nanometer, 16-nanometer, and 28-nanometer, but also build a leading, complete and highly integrated ultra-
low power (“ULP”) technology platform based on our logic technologies to enable customers’ product innovations for the
Artificial Intelligence of Things (“AIoT”, AI+IoT) and Edge AI. Our industry-leading ULP technologies feature both energy efficiency and high performance, providing more computing power and AI inferencing capability while reducing system power consumption. FinFET-based 6-nanometer technology service (“N6e® ULP”) and 12-nanometer technology service (“N12e® ULP”) have both entered volume production, while the next-generation 4-nanometer ULP technology is in development. In addition, planar transistor-based mainstream technologies, such as 22-nanometer Ultra-Low Leakage
(“ULL”), 28-nanometer ULP, 40-nanometer ULP, and 55-nanometer ULP technologies, have been widely adopted by various IoT system-on-a-chip (“SoC”) and battery-powered products to extend battery life. Our ULP technology platform also provides customers with comprehensive specialty technologies, covering RF, enhanced analog devices, embedded non-volatile memory, sensors, display devices, and PMICs. For extreme low-power product applications, we have also extended our low operating voltage (“Low Vdd”) offerings and have provided simulation program with integrated circuit emphasis (“SPICE”) models with a wide range of operating voltages and design guidelines to lower the adoption barrier and reduce lead time to help customers successfully launch innovative products.
Automotive: We offer a comprehensive spectrum of technologies and services to support the automotive industry’s three megatrends – building vehicles that are “Safer, Smarter and Greener.” We are also an industry leader in providing a robust automotive intellectual property ecosystem, which covers 3-nanometer, 4-nanometer, 5-nanometer, 7-nanometer, and 16-nanometer FinFET technologies, for advanced driver-assistance systems (“ADAS”), advanced in-vehicle infotainment (“IVI”), as well as zonal controllers for new electrical/electronic (“E/E”) architectures in next-generation vehicles, including both internal combustion engines (“ICEs”) and electric vehicles (“EVs”). 3-nanometer FinFET
Automotive (“N3A”) technology, based on N3E technology, is our most advanced automotive-grade technology to date and was released to customers at the end of 2025. In addition to our advanced logic platform, we offer comprehensive automotive-grade specialty technologies including 28-nanometer embedded flash memory, 28-nanometer, 22-nanometer, and 16-nanometer RF for millimeter wave (“mmWave”) applications, high dynamic range (“HDR”) and high sensitivity
CMOS image sensors (“CIS”), light detection and ranging (“LiDAR”) sensors, and PMICs. As for magnetoresistive random-access memory (“MRAM”), the 16-nanometer technology as second-generation MRAM passed Automotive
Grade-1 requirements in 2025. 22ULL resistive random-access memory (“RRAM”) technology also passed Automotive
Grade-1 requirements in 2025.
Digital Consumer Electronics (“DCE”): We provide customers with leading comprehensive technologies to deliver superior performance for 8K/4K video streaming, AI features, better power efficiency, and seamless connectivity for DCE applications, including smart digital TVs (“DTVs”), set-top boxes (“STBs”), AI-embedded smart cameras and associated wireless local area networks (“WLANs”), and PMICs, etc. Our leading 5-nanometer FinFET, 7-nanometer/6-nanometer
FinFET, 16-nanometer FinFET/12-nanometer FinFET, and 22ULP/22ULL technologies have been widely adopted by leading global makers of 8K/4K DTVs and STBs, 4K streaming media devices (“SMDs”)/over-the-top (“OTT”), digital single-lens reflex (“DSLR”) cameras, and so on. We will continue to make these technologies more competitive through design-technology co-optimization (“DTCO”) for customers’ digital intensive chip designs and to drive lower power consumption for more cost-effective packaging.
The following table presents a breakdown of our net revenue by platform during the periods indicated:

	Year ended December 31,
	2023		2024		2025
Platform	Net Revenue	Percentage	Net Revenue	Percentage	Net Revenue	Percentage

	(NT$ in millions, except percentages)
High Performance Computing	934,769	43%	1,476,891	51%	2,192,931	58%
Smartphone	814,914	38%	1,005,130	35%	1,110,816	29%
Internet of Things	161,917	8%	165,516	6%	191,047	5%
Automotive	133,654	6%	139,323	5%	186,667	5%
Digital Consumer Electronics	47,000	2%	47,961	1%	47,997	1%
Others	69,482	3%	59,487	2%	79,596	2%
Total	2,161,736	100%	2,894,308	100%	3,809,054	100%

The increase in our net revenue from 2024 to 2025 mainly came from High Performance Computing of NT$716,040 million, or a 48% year-over-year increase, and from Smartphone of NT$105,686 million, or a 11% year-over-year increase.
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
For years, we and our alliance partners have spent considerable effort, time and resources to build our technology platforms. We unveiled an Open Innovation Platform® (“OIP”) initiative in 2008 to further enhance our technologies offerings. More OIP deliverables were introduced over the years, as well as in 2025. In the design methodology area, we announced EDA and intellectual property readiness of 3-nanometer, 2-nanometer and TSMC A16TM, as well as continuous development of solutions to enhance power, performance and area (“PPA”) on existing production technology nodes. In addition, we contributed the 3Dblox Standard to the Institute of Electrical and Electronics Engineers (the “IEEE”), and
made available various 3-Dimensional Integrated Circuit (“3DIC”) reference flows to support TSMC 3DFabric®
technology services in 3D silicon stacking and advanced packaging which cover a wide range of system-level design applications.
Multi-project Wafer Program (“CyberShuttle®”). To help our customers reduce costs, we offer a dedicated multi-
project wafer processing service that allows us to provide multiple customers with circuits produced with the same mask.
This program reduces mask costs by a very significant amount, resulting in accelerated time-to-market for our customers.
We have extended this program to all of our customers and library and intellectual property partners using our broad selection of process technologies, ranging from the latest 2-, 3-, 4-, 5-, 6-, 7-, 12-, 16-, 22-, 28-, 40-, 45-, 55-, 65- and 90-
nanometer processes to 0.13-, 0.18-, 0.25- and 0.35-micron. This extension offers a routinely scheduled multi-project wafer run to customers on a shared-cost basis for prototyping and verification.
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
The key elements are our:
•customer-oriented culture through multi-level interaction with customers;
•ability to deliver products of consistent quality, competitive ramp-up speed and fast yield improvement;
•responsiveness to customers’ issues and requirements, such as engineering change and special wafer handling requests;
•flexibility in manufacturing processes, supported by our competitive technical capability and production planning;
•dedication to help reduce customer costs through collaboration and services, such as our multi-project wafer program, which combines multiple designs on a single mask set for cost-saving; and
•availability of our online service which provides necessary information in design, engineering and logistics to ensure seamless services to our customers throughout the product life cycle.
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

Research and Development
The semiconductor industry is characterized by rapid technological changes, frequently leading to the introduction of new technologies to meet customer demand and the obsolescence of recently introduced technology and products. We believe that to remain technologically ahead of our competitors and maintain our market position in the foundry segment, we need to be a technology leader in the semiconductor industry. In 2023, 2024, and 2025, we spent NT$182,370 million,
NT$204,182 million, and NT$246,427 million (US$7,855 million), respectively, on research and development, representing 8.5%, 7.1% and 6.5% of our net revenue, respectively. We plan to continue significant investment in research and development in 2026 to maintain our leadership in advanced process technologies. Our research and development efforts have enabled us to offer customers access to advanced process technologies, such as 7-, 5-, 3- and 2-nanometer technology for volume production, prior to the implementation of those advanced process technologies by competitors and many integrated device manufacturers. We expect to further advance our process technologies to 16-angstrom and below in the coming years to sustain our technology leadership. We will also invest in research and development for our mature technology offerings to provide function-rich process capabilities to our customers. Our research and development activities are divided into centralized and fab-conducted research and development activities. Centralized research and development activities focus on developing new logic, SoC, derivatives, package/system-in-package (“SIP”) technologies, along with cost-effective 3D wafer level system integration solutions. Fab-conducted research and development activities focus on improving and upgrading the manufacturing process technologies.
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
Equipment
The quality and technology of the equipment used in the semiconductor manufacturing process are important in that they effectively define the limits of our process technologies. Advances in process technologies cannot be brought about without commensurate advances in equipment technology. We have periodic meetings with suppliers with respect to co-
developing next-generation equipment.
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
To fulfill our commitment to environmental sustainability in our business and operations, we have continued to explore and participate in initiatives to expand our use of renewable energy. In 2025, TSMC used renewable energy and purchased renewable energy certificates and carbon credits globally in a total of 5,780 GWh, of which approximately 2,795
GWh enabled our overseas sites to be 100% powered by clean energy for the eighth consecutive year. As of the end of
2025, we have signed power purchase agreements to purchase 7.3 GW of renewable energy, thereby eliminating an estimated 7.5 million metric tons of carbon dioxide equivalent emissions per year.
Environmental, Social and Governance Initiatives
At TSMC, we believe that a strong sustainability governance framework is essential to sustaining long-term competitiveness and creating value for all stakeholders. Our sustainability efforts are overseen by the Board of Directors and the Nominating, Corporate Governance, and Sustainability Committee, supported by two key management platforms:
the ESG Steering Committee and the ESG Committee. The ESG Steering Committee, led by the Company Chairman,
collaborates with the management team to define ESG strategies aligned with our operations. The ESG Committee implements resolutions from the ESG Steering Committee, coordinates resources across departments, directs the dedicated
Corporate Sustainability Office and management representatives from organizations to identify material issues and develop action plans, and monitors progress on a quarterly basis. To further enhance the transparency of information, in 2024, we initiated the IFRS Sustainability Disclosure Standards Adoption Project. In 2025, in accordance with IFRS S1 (General
Requirements for Disclosure of Sustainability-related Financial Information) and S2 (Climate-related Disclosures), we identified sustainability and climate-related risks and opportunities, assessed their financial impacts, set appropriate management metrics and targets, and provided updates on progress to the Board of Directors regularly.
Currently, TSMC’s ESG initiatives center on five directions:
Drive green manufacturing. We strive to set industry benchmarks for environmental protection by embedding green practices into daily operations. Through innovative technologies, we address climate and energy challenges, water stewardship, circular resource management, air quality control, and biodiversity conservation, reinforcing our commitment to coexist and thrive with the Earth’s ecosystem.
Build a responsible supply chain. We work closely with supply chain partners to uphold standards in technology, quality, delivery, human rights, and environmental safety. In response to climate change, we advance green innovation and climate/nature resilience, aiming to establish a low-carbon semiconductor supply chain.
Create a healthy and inclusive workplace. We foster a people-oriented culture built on open communication, inclusivity, and safety, where every employee feels valued and a sense of belonging. We provide competitive compensation and benefits, promote continuous learning, and strive to be a company where innovation thrives and employees feel empowered to contribute.
Develop talent. We actively support our employees’ career development and dedicate ourselves to inspiring the next generation of professionals. To accomplish this, we partner with institutions, government organizations, and NGOs/NPOs to promote STEAM (science, technology, engineering, art, and mathematics) and biodiversity education, strengthening our efforts in industry-academia collaboration.
Care for the underprivileged. In collaboration with the TSMC Education and Culture Foundation and the TSMC
Charity Foundation, we address societal needs by fostering educational innovation for learners of all ages, promoting community inclusion, cultivating art and culture literacy, strengthening ecological sustainability and environmental awareness, and advancing health protection to drive positive and lasting change.
Through these efforts, ESG principles are seamlessly integrated into all aspects of our operations, ensuring a steadfast commitment to environmental stewardship, social responsibility, and corporate governance. For further information on our ESG initiatives, please refer to our annual sustainability reports, available on our sustainability website at https://esg.tsmc.com/en-US. The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.
Electricity and Water
We have occasionally experienced power outages, dips or surges caused by difficulties encountered by our electricity supplier, or other power consumers on the same power grid. Such power outages, dips or surges may lead to interruptions in our production schedule. The semiconductor manufacturing process uses extensive amounts of electricity and water. Due to changes in government energy policy, the growth of manufacturers in Taiwan’s Science Parks, and the droughts that
Taiwan experiences from time to time, raise ongoing concerns regarding future availability of sufficient electricity and water for our production in Taiwan. To help address these potential shortages and mitigate the potential impact that insufficient electricity and water supplies may have on our semiconductor production, we have adopted various natural resources conservation methodologies. Moreover, we have encountered and anticipate continued increases in utility prices.
Higher electricity prices could increase our manufacturing costs and therefore adversely impact our financial results. Please see “Item 3. Key Information – Risk Factors – Risks Relating to Our Business” for a discussion of the risk related to shortages or increased prices in electricity and water.
Risk Management
We adopt a balanced risk-reward management strategy that aims to optimize business returns. This strategy applies to all aspects of the business, including addressing ESG issues and delivering long-term sustainable value to all stakeholders. Our risk management policy, approved by the Board of Directors and signed by the Chairman and Chief
Executive Officer (“CEO”), outlines our commitment to maintaining a proactive and robust risk management system. This system assists us in making well-considered, risk-based decisions that fulfill the corporate vision and deliver sustainable value to us and our stakeholders.
We draw from the International Organization for Standardization (ISO) 31000: 2018 Risk Management System and
the Enterprise Risk Management (“ERM”)-Integrated Framework by COSO (Committee of Sponsoring Organizations of
the Treadway Commission) to establish our risk governance organization. This approach integrates operational and business processes to strengthen our overall risk management capabilities. Our ERM framework is a systematic approach that enables us to respond to changing dynamics in the business environment, as well as to capitalize on business opportunities. The ERM framework specifies the risk governance structure, the management process that integrates business operations, and the tools that facilitate the identification, assessment, response, monitoring, and review of risks. A risk criteria matrix on the potential likelihood of impact across financial, operational, reputational, and compliance aspects is applied in the assessment and prioritization of identified risks. A formalized training and communication program builds risk competency and fosters a risk-aware culture, helping management make informed risk-based decisions, against our risk appetite, while implementing corporate strategies. Internal and external audits of the risk management framework and process are conducted to identify opportunities to improve the effectiveness of our risk management system. We recognize that our systems and processes provide reasonable but not absolute assurance, and hence we continually strive to improve our ability to manage and respond to risks and capitalize on opportunities.
To mitigate the operational impact of crisis events, we implement pre-crisis risk assessments, response procedures and recovery plans. To enhance operational preparedness, we conduct exercises and drills to validate emergency responses, crisis management, and business continuity plans. In major incidents or crisis events, we follow our crisis management guidelines. Our central crisis command center (“C4”), headed by the Chairman and CEO and comprising senior executives across key functions, provides guidance and decision-making to maintain response readiness, including timely communication to key stakeholders.
We also maintain insurance with respect to our facilities, equipment and inventories. The insurance for our fabs and equipment covers, subject to some limitations, various risks, including earthquake, fire, typhoon, and other risks. This coverage is generally up to the respective policy limit for their replacement values and lost profits due to business interruption. In addition, we have insurance policies covering losses with respect to the construction of all our fabs.
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
VIS commenced commercial production in 1995 and listed its shares on the Taipei Exchange (originally the R.O.C. Over-
the-Counter Securities Exchange) in March 1998. In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. In October 2024, we acquired additional shares in VIS’ capital increase transaction. As of
February 28, 2026, we owned approximately 27.6% of the equity interest in VIS. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.
TSMC Washington, LLC (“TSMC Washington”, previously WaferTech, LLC (“WaferTech”)). In 1996, we entered into a joint venture called WaferTech (of which the manufacturing entity is Fab 11) with several U.S.-based investors to construct and operate a foundry in the United States. Initial trial production at WaferTech commenced in July
1998 and commercial production commenced in October 1998. In December 2023, WaferTech was renamed as TSMC
Washington. As of February 28, 2026, we owned 100% of the equity interest in TSMC Washington.
TSMC Global Ltd. (“TSMC Global”). In December 1998, we established TSMC Holding Ltd. in the B.V.I. as a company with limited liability. In 2006, TSMC Holding Ltd. was renamed to TSMC Global Ltd. TSMC Global is a wholly-owned subsidiary primarily engaged in corporate treasury investment activities.
Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”). In March 1999, we entered into an agreement with Koninklijke Philips NV (“Philips”) and EDB Investment Pte. Ltd. (“EDB”) to found a joint venture, SSMC, and build a fab in Singapore. The SSMC fab commenced commercial production in December 2000. As of February 28, 2026, we owned approximately 38.8% of the equity interest in SSMC. Please see “Item 7. Major Shareholders and Related Party
Transactions” for a further discussion.
Global Unichip Corporation (“GUC”). In January 2003, we acquired a 52.0% equity interest in GUC, a SoC design service company that provides large scale SoC implementation services. GUC listed its shares on the Taiwan Stock
Exchange in November 2006. As of February 28, 2026, we owned approximately 34.8% of the equity interest in GUC.
Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.
TSMC China. In August 2003, we established TSMC China (of which the manufacturing entity is Fab 10), a wholly-
owned subsidiary primarily engaged in the manufacture and sale of integrated circuits. TSMC China commenced commercial production in late 2004.
VisEra Technologies Company, Ltd. (“VisEra Technologies”). In October 2003, we and OmniVision Technologies
Inc. (“OVT”), entered into an agreement to form VisEra Technologies, a joint venture in Taiwan, for the purpose of providing back-end service for CMOS image sensor manufacturing business. In November 2015, we acquired all of OVT’s equity interest in VisEra Technologies. In March 2021, we disposed certain common shares of VisEra Technologies to facilitate its initial public offering (“IPO”). Immediately following VisEra Technologies’ IPO in June 2022, our shareholding was diluted to approximately 67.9%. As of February 28, 2026, we owned approximately 67.2% of the equity interest in VisEra Technologies.
Xintec, Inc. (“Xintec”). In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. In March 2015, Xintec listed its shares on the Taipei Exchange. Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. As of
February 28, 2026, we owned approximately 41.0% of the equity interest in Xintec. Please see “Item 7. Major Shareholders and Related Party Transactions” for a further discussion.
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
Our first facility successfully entered high volume production at the end of 2024. Construction of our second facility is ongoing, and the construction of our third facility commenced in 2025. Furthermore, we acquired an additional parcel of land in 2026 to support our current expansion plans and provide more flexibility in response to strong customer demand.
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
JASM. In December 2021, we established JASM (of which the manufacturing entity is Fab 23) in Kumamoto, Japan, which is expected to be primarily engaged in the manufacture and sale of integrated circuits. In January 2022, Sony
Semiconductor Solution Corporation (“Sony”) acquired a less than 20% equity interest in JASM. In April 2022, DENSO
Corporation (“DENSO”) acquired a more than 10% minority equity interest in JASM. Construction on the site commenced in April 2022 and volume production commenced in December 2024. In February 2024, we, Sony, DENSO and Toyota
Motor Corporation (“Toyota”) announced further investment into JASM to build and operate a second semiconductor manufacturing facility. Construction on the second site commenced in October 2025. By way of such investment, Toyota also took a minority stake in JASM. As of February 28, 2026, we owned approximately 72.6% of the equity interest in
JASM.
ESMC. In June 2023, we established ESMC in Dresden, Germany, which is expected to be primarily engaged in the manufacturing and sale of integrated circuits. In January 2024, Robert Bosch GmbH, Infineon Technologies AG, and NXP
Semiconductors Germany GmbH, a wholly-owned subsidiary of NXP Semiconductors N.V. (“NXP”), each acquired 10%
equity interest and together acquired 30% equity interest in ESMC. Construction on the site commenced in 2024. As of
February 28, 2026, we owned 70.0% of the equity interest in ESMC.
ITEM 4A.UNRESOLVED STAFF COMMENTS
None.
ITEM 5.OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
The following discussion covers items for and a comparison between the fiscal years ended December 31, 2025 and
2024. For the discussion covering items for the fiscal year ended December 31, 2023 and a comparison between the fiscal years ended December 31, 2024 and 2023, please refer to “Item 5” of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the U.S. SEC.
Overview
We manufacture a variety of semiconductors based on designs provided by our customers. Our business model is commonly called a “dedicated semiconductor foundry.” As a leader of the foundry segment, our net revenue and net income attributable to shareholders of the parent were NT$2,894,308 million and NT$1,158,380 million in 2024, and
NT$3,809,054 million (US$121,423 million) and NT$1,697,604 million (US$54,116 million) in 2025, respectively. Please see “ – Year-to-Year Comparisons – Net Revenue” for a discussion of the changes in net revenue from 2024 to 2025.
The principal source of our revenue is wafer fabrication, which accounted for approximately 86% of our net revenue in 2025. The rest of our net revenue was mainly derived from packaging and testing services, mask making, design, and royalty income. Factors that significantly impact our revenue include:
•worldwide demand and capacity supply for semiconductor products;
•pricing;
•production capacity;
•technology development; and
•fluctuation in foreign currency exchange rates.
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
Production Capacity. We currently own and operate our semiconductor manufacturing facilities. In 2025, our annual capacity (in 12-inch equivalent wafers) exceeded 17 million wafers, compared to approximately 17 million wafers in 2024.
Technology Development. Our operation utilizes a variety of process technologies, ranging from mature process technologies of 0.25 micron or above circuit resolutions to advanced process technologies of 3-nanometer circuit resolutions. The table below presents a breakdown of wafer revenue by circuit resolution during the periods indicated:

	Year ended December 31,
	2023	2024	2025

Resolution	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)	Percentage of total wafer revenue(1)

3-nanometer	6%	18%	24%
5-nanometer	33%	34%	36%
7-nanometer	19%	17%	14%
16-nanometer	10%	8%	7%
20-nanometer	1%	0%	0%
28-nanometer	10%	7%	7%
40/45-nanometer	6%	4%	3%
65-nanometer	6%	4%	4%
90-nanometer	1%	1%	1%
0.11/0.13 micron	2%	2%	1%
0.15/0.18 micron	5%	4%	3%
≥0.25 micron	1%	1%	0%
Total	100%	100%	100%
(1)The figure represents wafer revenue from a certain technology as a percentage of the total wafer revenue.
In 2025, the 3-nanometer, 5-nanometer and 7-nanometer revenues represented 24%, 36% and 14% of total wafer revenue, respectively. Advanced technologies (7-nanometer and below) accounted for 74% of total wafer revenue, up from
69% in 2024.
In 2024, the 3-nanometer, 5-nanometer and 7-nanometer revenues represented 18%, 34% and 17% of total wafer revenue, respectively. Advanced technologies (7-nanometer and below) accounted for 69% of total wafer revenue, up from
58% in 2023.
Foreign Currency Exchange Rate. Substantially all of our sales are denominated in U.S. dollars while we publish our financial statements in NT dollars. As a result, fluctuations in exchange rates of the NT dollar against the U.S. dollar would have a significant impact on our reported revenue. The NT dollar appreciation in 2025 had an unfavorable effect on our revenue, with weighted average exchange rates of the NT dollar per U.S. dollar appreciating from NT$32.13 in 2024 to
NT$31.11 in 2025.
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
Commencement of Depreciation Related to Property, Plant and Equipment Classified as Equipment under
Installation and Construction in Progress (“EUI” and “CIP”). Commencement of depreciation related to EUI/CIP involves determining when the assets are available for their intended use. The criteria we use to determine whether EUI/

CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner.
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
financial statements.
Inventory Valuation. Inventories are stated at the lower of cost or net realizable value for finished goods, work-in-
progress, raw materials, supplies and spare parts. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items.
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
•significant underperformance relative to historical or projected future operating results;
•significant changes in the manner of our use of the acquired assets or our overall business strategy; and
•significant unfavorable industry or economic trends.
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
Any change in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future periods. Our projection for future cash flow is generally lower during periods of reduced earnings. As a result, an impairment charge is more likely to occur during a period when our operating results are already otherwise depressed. For further information, including impairment losses recognized in 2024 and 2025, please refer to note 15, note 16 and note 17 to the consolidated financial statements.
Realization of Deferred Income Tax Assets. When we have temporary differences in the amount of tax expenses recorded for tax purposes and financial reporting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We generally recognize deferred tax assets to the extent that it is probable that sufficient taxable income will be available in the future to utilize such assets. The income tax benefit or expense is recorded when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the temporary differences may be utilized. Specifically, the realization of deferred income tax assets is impacted by our expected future revenue growth and profitability, tax holidays, the surtax imposed on unappropriated earnings and the amount of tax credits that can be utilized within the statutory period. In determining the amount of deferred tax assets as of December 31, 2025, we considered past performance, the general outlook of the semiconductor industry, business conditions, future taxable income and prudent and feasible tax planning strategies.
Because the determination of the amount of deferred tax assets that can be realized is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the deferred tax assets that we have recorded. For further information, including the amount of deferred tax assets as of the end of 2024 and 2025, please refer to note 26 to the consolidated financial statements.

Results of Operations
The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of profit or loss and other comprehensive income, expressed in each case as a percentage of net revenue:

	For the year ended December 31,
	2023	2024	2025
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	(45.6)%	(43.9)%	(40.1)%
Gross profit	54.4%	56.1%	59.9%
Operating expenses
Research and development	(8.5)%	(7.1)%	(6.5)%
General and administrative	(2.8)%	(2.9)%	(2.2)%
Marketing	(0.5)%	(0.4)%	(0.4)%
Total operating expenses	(11.8)%	(10.4)%	(9.1)%
Other operating income and expenses, net	0.0%	0.0%	0.0%
Income from operations	42.6%	45.7%	50.8%
Non-operating income and expenses	2.7%	2.9%	2.8%
Income before income tax	45.3%	48.6%	53.6%
Income tax expense	(5.9)%	(8.6)%	(9.1)%
Net income	39.4%	40.0%	44.5%
Other comprehensive income (loss) for the year, net of income tax	(0.4%)	2.5%	(1.5%)
Total comprehensive income for the year	39.0%	42.5%	43.0%
Net income attributable to shareholders of the parent	39.4%	40.0%	44.6%
Net income attributable to non-controlling interests	0.0%	0.0%	(0.1%)
Year-to-Year Comparisons
Net Revenue and Gross Margin

	For the year ended December 31,
	2023	2024	% Change in NT$ from 2023	2025		% Change in NT$ from 2024
	NT$	NT$		NT$	US$
	(in millions, except for percentages and wafer shipment)
Net revenue	2,161,736	2,894,308	33.9%	3,809,054	121,423	31.6%
Cost of revenue	(986,625)	(1,269,954)	28.7%	(1,527,760)	(48,701)	20.3%
Gross profit	1,175,111	1,624,354	38.2%	2,281,294	72,722	40.4%
Gross margin percentage	54.4%	56.1%	—	59.9%	59.9%	—
Wafer (12-inch equivalent) shipment(1)	12,002	12,910	—	15,022	15,022	—
(1)In thousands.
Net Revenue
Our net revenue in 2025 increased by 31.6% from 2024, which was mainly attributed to an increase in ASP due to a higher proportion of advanced technology (7-nanometer and below) revenue and an increase in wafer shipments, partially offset by an appreciation of the NT dollar against the U.S. dollar. We shipped approximately 15 million 12-inch equivalent wafers in 2025 compared to 13 million in 2024.
Gross Margin
Our gross margin fluctuates with the level of capacity utilization, price change, cost improvement, product mix and exchange rate, among other factors. Furthermore, our gross margin would be negatively impacted in the year when a new technology is introduced.
In 2025, our gross margin increased to 59.9% of net revenue from 56.1% in 2024, mainly attributable to higher capacity utilization and cost improvement, partially offset by unfavorable foreign exchange rate.
Operating Expenses

	For the year ended December 31,
	2023	2024	% Change in NT$ from 2023	2025		% Change in NT$ from 2024
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Research and development	182,370	204,182	12.0%	246,427	7,855	20.7%
General and administrative	60,873	83,745	37.6%	82,304	2,624	(1.7%)
Marketing	10,591	13,144	24.1%	16,918	539	28.7%
Total operating expenses	253,834	301,071	18.6%	345,649	11,018	14.8%
Percentage of net revenue	11.8%	10.4%	—	9.1%	9.1%	—
Other operating income and expenses, net	189	(1,230)	(750.8%)	447	14	—
Income from operations	921,466	1,322,053	43.5%	1,936,092	61,718	46.4%
Operating Margin	42.6%	45.7%	—	50.8%	50.8%	—
Operating expenses increased by NT$44,578 million in 2025, or 14.8%, from 2024.
Research and Development Expenses
We remain strongly committed to being the leader in advanced process technologies development. We believe that continuing investment in process technologies is essential for us to remain competitive in the markets we serve.
Research and development expenses increased by NT$42,245 million in 2025, or 20.7%, from 2024. The increases were mainly attributed to a higher level of research activities for 10-angstrom, 14-angstrom, and 16-angstrom process technologies, as we continued to advance to smaller processing nodes.
We plan to continue our investment in technology research and development in 2026.
General and Administrative and Marketing Expenses
General and administrative and marketing expenses in 2025 increased by NT$2,333 million, or 2.4%, compared to
2024, mainly reflecting higher employee profit sharing expenses due to higher net income.
Other Operating Income and Expenses, Net
Net other operating income and expenses in 2025 increased by NT$1,677 million from 2024 to a net gain of NT$447 million (US$14 million), mainly due to lower loss on disposal of property, plant and equipment and reversal of impairment losses in 2025.

Non-Operating Income and Expenses

	For the year ended December 31,
	2023	2024	% Change in NT$ from 2023	2025		% Change in NT$ from 2024
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Share of profits of associates	4,800	4,881	1.7%	5,489	175	12.5%
Interest income	60,293	87,213	44.6%	105,739	3,371	21.2%
Other income	480	567	18.1%	592	19	4.4%
Foreign exchange gain (loss), net	(2,686)	10,001	—	13,831	441	38.3%
Finance costs	(11,999)	(10,495)	(12.5)%	(12,371)	(395)	17.9%
Other gains and losses, net	6,962	(8,380)	(220.4)%	(7,717)	(246)	(7.9)%
Net non-operating income	57,850	83,787	44.8%	105,563	3,365	26.0%
Non-operating income and expenses in 2025 increased by NT$21,776 million, or 26.0%, from 2024, mainly due to higher interest income of NT$18,526 million compared to 2024.
Income Tax Expense

	For the year ended December 31,
	2023	2024	% Change in NT$ from 2023	2025		% Change in NT$ from 2024
	NT$	NT$		NT$	US$
	(in millions, except percentages)
Income tax expense	(128,288)	(248,316)	93.6%	(346,530)	(11,047)	39.6%
Net income	851,028	1,157,524	36.0%	1,695,125	54,036	46.4%
Net income attributable to shareholders of the parent	851,740	1,158,380	36.0%	1,697,604	54,116	46.5%
Net margin attributable to shareholders of the parent	39.4%	40.0%	—	44.6%	44.6%	—
Income tax expenses increased by NT$98,214 million in 2025, or 39.6%, from 2024. The increase was mainly attributed to higher taxable income in 2025.
Liquidity and Capital Resources
Our sources of liquidity include cash flow from operations, cash and cash equivalents, current marketable securities, and issuances of corporate bonds.
Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2025 was NT$2,274,976 million (US$72,521 million), reflecting an increase of NT$448,799 million from 2024.
Our cash, cash equivalents and current marketable securities increased to NT$3,068,595 million (US$97,820 million)
as of December 31, 2025, compared to NT$2,422,019 million as of December 31, 2024. The current marketable securities primarily consisted of fixed income securities. In 2025, we issued NT dollar-denominated corporate bonds totaling
NT$86,900 million (US$2,770 million). For further information, please refer to note 18 and note 31 to the consolidated financial statements.

We believe that our cash generated from operations, cash and cash equivalents, current marketable securities, and ability to access capital market will be sufficient to fund our working capital needs, capital expenditures, debt repayments, dividend payments and other business requirements associated with existing operations over the next 12 months.

	For the year ended December 31,
	2023	2024	2025
	NT$	NT$	NT$	US$
	(in millions)
Net cash generated by operating activities	1,241,967	1,826,177	2,274,976	72,521
Net cash used in investing activities	(906,120)	(864,843)	(1,144,394)	(36,481)
Net cash used in financing activities	(204,894)	(346,301)	(440,345)	(14,037)
Effect of exchange rate changes on cash and cash equivalents	(8,339)	47,166	(50,008)	(1,594)
Net increase in cash and cash equivalents	122,614	662,199	640,229	20,409
Cash and cash equivalents increased by NT$640,229 million in 2025, following an increase of NT$662,199 million in 2024.
Operating Activities
In 2025, we generated NT$2,274,976 million (US$72,521 million) net cash from operating activities, as compared to
NT$1,826,177 million in 2024. The net cash generated from operating activities was primarily from NT$2,041,655 million in income before income tax and NT$688,096 million in non-cash depreciation and amortization expenses, partially offset by income tax payment, net changes in working capital and others of NT$454,775 million. The higher depreciation and amortization expenses in 2025 were mainly attributed to continuing investment in production capacity for advanced technologies.
In 2024, we generated NT$1,826,177 million net cash from operating activities, as compared to NT$1,241,967 million in 2023. The net cash generated from operating activities was primarily from NT$1,405,840 million in income before income tax and NT$662,796 million in non-cash depreciation and amortization expenses, partially offset by income tax payment, net changes in working capital and others of NT$242,459 million. The higher depreciation and amortization expenses in 2024 were mainly attributed to continuing investment in production capacity for advanced technologies.
Investing Activities
In 2025, net cash used in investing activities was NT$1,144,394 million (US$36,481 million), as compared to
NT$864,843 million in 2024. The primary use of cash in investing activities in 2025 was for capital expenditures of
NT$1,272,411 million.
In 2024, net cash used in investing activities was NT$864,843 million, as compared to NT$906,120 million in 2023.
The primary use of cash in investing activities in 2024 was for capital expenditures of NT$956,007 million.
Our capital expenditures for 2025 were primarily related to:
•installing and expanding capacity, mainly for 2-nanometer, 3-nanometer and 5-nanometer nodes, including building/facility expansion for Fab 20, Fab 21 and Fab 22;
•expanding capacity for specialty technologies and advanced packaging, including building/facility expansion for Fab 23 and Fab 24; and
•investing in research and development projects for new process technologies.
See “Item 3. Key Information – Risk Factors – Risks Relating to Our Business” section for the risks associated with the inability of raising the requisite funding for our expansion programs. Please also see “Item 4. Information on The
Company – Capacity Management and Technology Upgrade Plans” for discussion of our capacity management and capital expenditures.

Financing Activities
In 2025, net cash used in financing activities was NT$440,345 million (US$14,037 million), as compared to net cash used of NT$346,301 million in 2024. The net cash used in financing activities in 2025 was mainly due to cash dividend payments, partially offset by the proceeds from issuance of corporate bonds.
In 2024, net cash used in financing activities was NT$346,301 million, as compared to net cash used of NT$204,894 million in 2023. The net cash used in financing activities in 2024 was mainly due to cash dividend payments, partially offset by the proceeds from issuance of corporate bonds.
As of December 31, 2025, our short-term loans were nil and our aggregate long-term debts were NT$1,032,988 million (US$32,929 million), of which NT$136,926 million (US$4,365 million) was classified as current. The long-term debt mainly included NT dollar- and U.S. dollar-denominated corporate bonds with fixed interest rates ranging from 0.41%
to 4.63% and remaining maturity ranging from less than one year to 35 years.
Cash Requirements
The following table sets forth information on our material contractually obligated payments (including principals and interests) for the periods indicated as of December 31, 2025:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

	(in NT$ millions)
Long-Term Debt(1)	1,229,859	156,822	321,847	238,883	512,307
Capital Leases(2)	39,470	4,381	6,574	5,805	22,710
Temporary Receipts(3)	189,858	146,559	43,299	—	—
Capital Purchase or Other Purchase Obligations(4)	1,534,575	1,220,393	314,181	1	—
Total Contractual Cash Obligations	2,993,762	1,528,155	685,901	244,689	535,017
(1)Represents corporate bonds payable and long-term bank loans. See note 18 and note 19 to our consolidated financial statements for further information regarding interest rates and future repayment of long-term debts.
(2)Capital lease obligations are described in note 16, note 31 and note 33 to our consolidated financial statements.
(3)Represents advance temporary receipts from customer. See “Item 4. Information on The Company — Markets and
Customers” and note 22 to our consolidated financial statements for further information.
(4)Represents commitments for construction or purchase of equipment, raw material and other property or services.
These commitments were not recorded on our statement of financial position as of December 31, 2025, as we had not received related goods or taken title of the property.
During 2025, we used derivative financial instruments to partially hedge the currency exchange rate risk related to non-NT dollar-denominated assets and liabilities and interest rate risk related to our fixed income investments. See “Item
11. Quantitative and Qualitative Disclosures about Market Risk” for a further discussion about currency exchange rate risk, interest rate risk, and derivative financial instruments we used to hedge such risks. See also note 5 to the consolidated financial statements for our accounting policy of derivative financial instruments, and note 8, note 11 and note 33 to the consolidated financial statements for additional details regarding our derivative financial instruments transactions.
We provided letters of credit and entrusted financial institutions to provide performance guarantees. See note 36 to our consolidated financial statements for further information.
Significant amount of capital is required to build, expand, and upgrade our production facilities and equipment. Our capital expenditures for 2026 are expected to be between US$52 billion and US$56 billion, which, depending on market conditions, may be adjusted later.

Taxation
The corporate income tax rate in R.O.C. is 20%. The R.O.C. Controlled Foreign Company (“CFC”) rules enacted in
2016 have been implemented since January 1, 2023, pursuant to which, certain profits retained at a CFC located in a low-
tax jurisdiction would be taxable at its parent company in Taiwan. On the other hand, effective from January 1, 2023, the
R.O.C. Statute for Industrial Innovation was amended such that eligible companies that develop innovative technologies domestically and possess leading position in global supply chain may claim investment tax credit of 25% on qualified
R&D expenditure and 5% on procurement of machinery/equipment for advanced processes. We are eligible for these new incentives pursuant to the R.O.C. Statute for Industrial Innovation.
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
Summary Financial Information of the Obligor Group
The debt securities issued by TSMC Arizona under an indenture (the “Indenture”), dated as of October 18, 2021, among TSMC Arizona, as the issuer, TSMC, as guarantor, and Citibank, N.A., as trustee, are unconditionally and irrevocably guaranteed as to payment of principal, interest and premium, if any, by TSMC. TSMC Arizona and TSMC are referred to collectively as the Obligor Group. Each guarantee provided under the Indenture is referred to as a Guarantee and collectively, the Guarantees. TSMC Arizona is a corporation incorporated under the laws of the State of Arizona and a wholly-owned subsidiary of TSMC. As of December 31, 2025, the debt securities issued by TSMC Arizona are: (i)
US$1.25 billion aggregate principal amount of the 1.750% Guaranteed Notes due 2026, (ii) US$1.25 billion aggregate principal amount of the 2.500% Guaranteed Notes due 2031, (iii) US$1 billion aggregate principal amount of the 3.125%
Guaranteed Notes due 2041, (iv) US$1 billion aggregate principal amount of the 3.250% Guaranteed Notes due 2051, (v)
US$1 billion aggregate principal amount of the 3.875% Guaranteed Notes due 2027, (vi) US$500 million aggregate principal amount of the 4.125% Guaranteed Notes due 2029, (vii) US$1 billion aggregate principal amount of the 4.250%
Guaranteed Notes due 2032, and (viii) US$1 billion aggregate principal amount of the 4.500% Guaranteed Notes due 2052.
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
Statement of Profit or Loss for Obligor Group

	For the year ended December 31, 2025
	NT$	US$
	(in millions)
Net sales – external	849,497	27,080
Net sales – to subsidiaries outside of the Obligor Group	2,933,088	93,500
Total net sales	3,782,585	120,580
Gross profit	2,233,467	71,198
Income from operations	1,910,312	60,896
Net income	1,653,325	52,704
Net income attributable to Obligor Group	1,653,325	52,704
Statement of Financial Position for Obligor Group

	As of December 31, 2025
	NT$	US$
	(in millions)
Assets
Current assets – external	1,799,046	57,349
Current assets – due from subsidiaries outside of the Obligor Group	211,315	6,736
Total current assets	2,010,361	64,085
Non-current assets – external	3,717,812	118,515
Non-current assets – due from subsidiaries outside of the Obligor Group	1,810,696	57,721
Total non-current assets	5,528,508	176,236
Total assets	7,538,869	240,321
Liabilities
Current liabilities – external	1,330,733	42,421
Current liabilities – due to subsidiaries outside the Obligor Group	90,726	2,892
Total current liabilities	1,421,459	45,313
Non-current liabilities – external	738,818	23,551
Non-current liabilities – due to subsidiaries outside of the Obligor Group	23,553	751
Total non-current liabilities	762,371	24,302
Total liabilities	2,183,830	69,615
Climate Change Related Issues
The manufacturing, assembling and testing of our products require the use of chemicals and materials that are subject to environmental, climate related, health and safety laws and regulations issued worldwide as well as international accords such as the Paris Agreement. The Climate Change Response Act of the R.O.C., effective since 2015 and amended in

February 2023, set a goal of reaching net-zero emissions in Taiwan by 2050 and established a carbon fee system to collect carbon fees. For emitters with direct and indirect emissions exceeding a certain threshold, carbon fees are levied starting from 2025. As our emissions from each fab in Taiwan exceed the current regulatory threshold, we will start to pay carbon fees from 2026 (for the 2025 fees), which will result in increased manufacturing costs for us. Also, the R.O.C. legislative authority is regularly reviewing various environmental issues to develop laws and regulations relating to environmental protection and climate change. The impact of such laws and regulations is currently indeterminable. Please see detailed risk factors related to the impact of climate change regulations and international accords in “Item 3. Key Information – Risk
Factors – Risks Relating to Our Business. ” Please also see our compliance record with Taiwan and international environmental and climate-related laws and regulations in “Item 4. Information on The Company – Environmental and
Climate Related Laws and Regulations.”
ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Executive Officers
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
2023.
Pursuant to the R.O.C. Company Act, a person may serve as our director in his personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. For example, the National Development Fund of the R.O.C., one of our largest shareholders, has served as our director since our founding. As a corporate entity, the National Development Fund is required to appoint a representative to act on its behalf. Effective September 1, 2025, Dr. Chun-Hsien Yeh has been appointed to replace Mr. Chin-Ching Liu as the representative of the National Development Fund.
The following tables set forth each director and executive officer’s name, position and years with our company, the age range of each director and the year in which each director’s term expires as of February 28, 2026. The business address for each of our directors and executive officers is No. 8, Li Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic
of China.

Board of Directors

Name	Age	Position with our company	Term Expires	Years with our company
C.C. Wei	71-75	Chairman; Chief Executive Officer	2027	28
F.C. Tseng	81-85	Director	2027	39
Chun-Hsien Yeh(1)	56-60	Director (Representative of the National Development Fund)	2027	1
Sir Peter L. Bonfield	81-85	Independent Director	2027	24
Michael R. Splinter	71-75	Independent Director	2027	11
Moshe N. Gavrielov	71-75	Independent Director	2027	7
L. Rafael Reif	71-75	Independent Director	2027	5
Ursula M. Burns	66-70	Independent Director	2027	2
Lynn L. Elsenhans	66-70	Independent Director	2027	2
Chuan Lin	71-75	Independent Director	2027	2
(1)Effective September 1, 2025, Dr. Chun-Hsien Yeh has been appointed to replace Mr. Chin-Ching Liu as the representative of the National Development Fund.
Executive Officers

Name	Position with our company	Years with our company
C.C. Wei	Chairman; Chief Executive Officer	28
Y.P. Chyn	Executive Vice President; Co-Chief Operating Officer	39
Y.J. Mii	Executive Vice President; Co-Chief Operating Officer	32
Cliff Hou	Senior Vice President; Deputy Co-Chief Operating Officer; Chief Information Security Officer	29
Kevin Zhang	Senior Vice President, Business Development and Global Sales; Deputy Co- Chief Operating Officer	10
Lora Ho (1)	Senior Vice President, Corporate Strategy Development	27
Sylvia Fang	Senior Vice President, Legal; General Counsel; Corporate Governance Officer	31
Wendell Huang	Senior Vice President, Finance; Chief Financial Officer; Spokesperson	27
Y.L. Wang (2)	Senior Vice President, Operations/ Fab Operations I	34
T.S. Chang (2)	Senior Vice President, Operations/ Advanced Technology and Mask Engineering; TSMC Senior Fellow	31
Michael Wu (2)	Senior Vice President, Research & Development/ Platform Development	30
Geoffrey Yeap (2)	Senior Vice President, Research & Development/ Platform Development	10
Min Cao	Vice President, Research & Development/ Pathfinding and Corporate Research	24
Y.H. Liaw	Vice President, Operations/ Fab Operations II; CEO, JASM	38
Simon Jang	Vice President, Research & Development/ Advanced Tool and Module Development	33
C.S. Yoo	Vice President, Research & Development/ Specialty	38
Jun He	Vice President, Operations/ Advanced Packaging Technology and Service	9
Chris Horng-Dar Lin	Vice President, Corporate Information Technology; Chief Information Officer	5
Jonathan Lee	Vice President, Corporate Planning Organization	19
Arthur Chuang	Vice President, Operations/ Facility	37

Name	Position with our company	Years with our company
L.C. Lu	Vice President, Research & Development/ Design & Technology Platform; TSMC Senior Fellow	26
K.C. Hsu	Vice President, Research & Development/ Integrated Interconnect & Packaging	5
Ray Chuang (3)	Vice President, Operations/ Fab Operations I; CEO, TSMC Arizona	29
P.H. Chen (4)	Vice President, Human Resources	36
Y.K. Hwang (5)	Vice President, Materials Management	31
B.Z. Tien (5)	Vice President, Operations/ Fab 12B	28
S.S. Lin (5)	Vice President, Research & Development/ Platform Technology	26
Lipen Yuan (5)	Vice President, Advanced Technology Business Development	15
(1)Ms. Lora Ho retired on April 4, 2026.
(2)Each of Dr. Y.L. Wang, Dr. T.S. Chang, Dr. Michael Wu, and Dr. Geoffrey Yeap was promoted to Senior Vice
President on February 10, 2026.
(3)Mr. Ray Chuang was appointed as CEO of TSMC Arizona, effective October 1, 2025.
(4)Mr. P.H. Chen was promoted to Vice President on February 12, 2025.
(5)Each of Mr. Y.K. Hwang, Mr. B.Z. Tien, Dr. S.S. Lin, and Dr. Lipen Yuan was promoted to Vice President on
February 10, 2026.
C.C. Wei is the Chairman and CEO. Dr. C.C. Wei was our CEO and Vice Chairman from June 2018 to June 2024, and President and Co-CEO from November 2013 to June 2018. He was our Executive Vice President and Co-Chief
Operating Officer from March 2012 to November 2013, Senior Vice President of Business Development from 2009 to
2012, Senior Vice President of Mainstream Technology Business from 2008 to 2009, and Senior Vice President of
Operations I from 2005 to 2008. He served in a number of executive positions at TSMC Fabs and the Operations organization from 1998 to 2005. Before joining us in 1998, he was Senior Vice President of Technology at Chartered
Semiconductor Manufacturing Ltd. in Singapore and Senior Manager for Logic and SRAM technology development at
STMicroelectronics N.V. in Texas. Dr. Wei served as the Chairman of Taiwan Semiconductor Industry Association from
2017 to 2019. He holds a Ph.D. in electrical engineering from Yale University.
F.C. Tseng is a director. Dr. F.C. Tseng was our Vice Chairman from July 2005 to June 2018. Prior to that, he was
Deputy Chief Executive Officer from August 2001 to June 2005. He also served as our President from May 1998 to August
2001 and the President of Vanguard International Semiconductor Corp. (“VIS”) from 1996 to 1998. Prior to his presidency at VIS, Dr. Tseng served as our Senior Vice President of Operations. Dr. Tseng is currently the Chairman of TSMC China
Co., Ltd. (a non-public company) and Global Unichip Corp., the Vice Chairman of VIS, and the Director of eMemory
Technology, Inc. He is also the Chairman of TSMC Education and Culture Foundation, and a director of Cloud Gate
Culture and Arts Foundation and of Jumin Medical Foundation. He formerly served as an independent director, Chairman of Audit Committee and a member of Compensation Committee of Acer Inc. He holds a Ph.D. in electrical engineering from National Cheng-Kung University and has been active in the semiconductor industry for over 50 years.
Chun-Hsien Yeh, the representative of the National Development Fund (“NDF”), is a director. Dr. Chun-Hsien Yeh currently serves as a Minister without Portfolio, Executive Yuan, the Minister of the National Development Council, and
the Convener of the NDF Management Committee. He also serves as the representative of the NDF as a director of Taiwan
Business Bank. Dr. Yeh is a Research Fellow at the Institute of Economics, Academia Sinica, Taiwan, and an Adjunct
Professor in the Department of Economics of National Taiwan University He was seconded from Academia Sinica to the
Chung-Hua Institution for Economic Research, serving initially as Vice President and subsequently as President. During this period, he also served as an advisory committee member of the Mainland Affairs Council, a member of the National
Council for Sustainable Development, a member of the National Income Statistics Review Committee of the Directorate
General of Budget, Accounting and Statistics, and an Executive Director of Taiwan Business Bank (all under or in representing the Executive Yuan). Dr. Yeh’s previous roles included a joint appointment as a Professor in the Department of Economics and the Graduate Institute of Industrial Economics at National Central University, and earlier, an Associate
Research Fellow and an Assistant Research Fellow at the Institute of Economics, Academia Sinica. He is currently an
Associate Editor of Economic Modelling (SSCI), and has also served on the editorial boards of Asia Pacific Management
Review (TSSCI), Journal of Social Sciences and Philosophy (TSSCI), and Academia Economic Papers (TSSCI). Dr. Yeh

holds a Ph.D. in Economics from the University of Rochester in the United States. He is a recipient of the Ta-You Wu
Memorial Award, and in both 2011 and 2025 received the Outstanding Research Award from Taiwan National Science and
Technology Council.
Sir Peter L. Bonfield is an independent director. Sir Peter L. Bonfield was the Chief Executive Officer and Chairman
of the Executive Committee of British Telecommunications from January 1996 to January 2002, and the Vice President of the British Quality Foundation from its creation in 1993 until 2012. He also served as the Chairman of NXP Semiconductor
N.V. in the Netherlands, the Chairman of GlobalLogic Inc. in the United States, a director of Sony Corp. in Japan, a director of L.M. Ericsson in Sweden, a Senior Independent Director to AstraZeneca, the Chair of Council and Senior Pro-
Chancellor at Loughborough University, both in the United Kingdom, a Senior Advisor to Alix Partners LLP in London, an
Advisory Board member of the Longreach Group Ltd. in Hong Kong, a member of the International Advisory Board of
Citigroup in the United States, a board mentor of Chairman Mentors International (CMi) Ltd. in London, and a non-
executive director of Darktrace plc in the United Kingdom. He is currently the non-executive director of Imagination
Technologies Group Ltd. (a non-public company) in the United Kingdom. He is a fellow of the Royal Academy of
Engineering. He holds a bachelor’s degree in engineering and an honorary doctorate of technology from Loughborough
University, eleven honorary doctorate degrees in total, and was awarded Commander of the Order of Orange Nassau in
2024.
Michael R. Splinter is an independent director. Mr. Michael R. Splinter served as Chief Executive Officer of
Applied Materials from 2003 to 2012 and as Chairman of the Board of Directors since 2009 and retired in June 2015. Prior to that, he served at Intel Corp. as Executive Vice President of Sales and Marketing from 2001 to 2003, and Executive Vice
President of Technology and Manufacturing group from 1996 to 2001. He also served as a director of Silicon Valley
Leadership Group, SEMI, Meyer Burger Technology Ltd. in Switzerland, University of Wisconsin Foundation and Pica8
Inc. in the United States, the Chairman of the Board of NASDAQ, Inc. and US-Taiwan Business Council, an independent director and Compensation Committee Chair of Gogoro Inc. in Cayman Islands, the Chair of Industrial Advisory
Committee of National Institute of Standards and Technology of U.S. Department of Commerce, and the Chair of Board of
Trustees of Natcast in the United States. Mr. Splinter currently serves as the lead independent director of NASDAQ, Inc., an independent director, Compensation Committee Chair and Nominating and Corporate Governance Committee member of Tigo Energy, Inc. and General Partner of WISC Partners LP. and of MRS Business and Technology Advisors (a non-
public company), all in the United States. Mr. Splinter also serves as an independent director of Kioxia Holdings Corp. in
Japan. He is a member of the National Academy of Engineering. Mr. Splinter holds a master’s degree in electrical engineering, and an honorary Ph.D. in engineering from the University of Wisconsin-Madison.
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
Currently, Mr. Gavrielov is the Chairman of SiMa Technologies, Inc. (a non-public company) in the United States and of
Foretellix, Ltd. (a non-public company) in Israel, an independent director of NXP Semiconductors N.V. in the Netherlands, and of Cadence Design Systems, Inc. in the United States. Mr. Gavrielov holds a bachelor’s degree in electrical engineering and a master’s degree in computer science from Technion - Israel Institute of Technology.
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
Currently, Dr. Reif is also the co-chair of the Growth Technical Advisory Board of Applied Materials, Inc., a director of
Engine No. 1 LP. (a non-public company), of Council on Foreign Relations and of Waverley Street Foundation, all in the
United States. He is also a member of the Board of Trustees of Carnegie Endowment for International Peace in the United
States and of Instituto Tecnológico de Monterrey in Mexico, as well as the Ray and Maria Stata Professor of Electrical

Engineering and Computer Science of MIT. Dr. Reif was previously a member of the Board of Trustees of Massachusetts
General Hospital. Dr. Reif holds a master’s degree and a Ph.D. in electrical engineering from Stanford University, an honorary Doctor of Laws degree from the Chinese University of Hong Kong, and honorary doctorates from Tsinghua
University, the Technion, Arizona State University, and University of Miami.
Ursula M. Burns is an independent director. Ms. Ursula M. Burns was the Chairwoman of the Board of Xerox
Corporation from 2010 to 2017 and Chief Executive Officer from 2009 to 2016, after having been appointed President in
2007. She was the Chairwoman and CEO of VEON Ltd. in the Netherlands from 2018 to 2020. She served as a director of
American Express Company, of ExxonMobil Corp. and of Endeavor Group Holdings, Inc., all in the United States, and of
Nestlé S.A. in Switzerland. She also served as the Executive Chairwoman of Plum Acquisition Corp. I in the United States.
Ms. Burns was the Leader of the White House National Program on Science, Technology, Engineering and Math
(“STEM”), the Chair of President’s Export Council, the Vice Chair of Advisory Council on Supply Chain Competitiveness
(ACSCC) of U.S. Department of Commerce from 2022 to 2024, and a member of G7 Gender Equality Advisory Council.
Currently, Ms. Burns is the Non-Executive Chairwoman of Teneo Holdings LLC (a non-public company) in the United
States, an independent non-executive director of IHS Holding Ltd. in Cayman Islands, and the Founding Partner of
Integrum Holdings LP (a non-public company) in the United States. She is a director of Uber Technologies Inc., of
Evertree Insurance Services (a non-public company), of CardioSignal Inc. (a non-public company), of True Capital
Partners (a non-public company), all in the United States, and of CleanCo Ventures Ltd. in the United Kingdom. She also serves as a Trustee of Ford Foundation, of Massachusetts Institute of Technology (MIT) Corp., of Metropolitan Museum of
Art, of Mayo Clinic, of The High Line, of Scratch Foundation, of FIRST, of NAF, of Columbia Engineering, and of
University of Rochester. Ms. Burns is a member of the National Academy of Engineering, of the American Academy of
Arts and Sciences, and of the Royal Academy of Engineering. She holds a bachelor’s degree in mechanical engineering from the Polytechnic Institute of New York University and a master’s degree in mechanical engineering from Columbia
University.
Lynn L. Elsenhans is an independent director. Ms. Lynn L. Elsenhans was the Chairwoman and CEO of Sunoco,
Inc. and Sunoco Logistics Partners L.P., serving Sunoco from 2008 to 2012. Ms. Elsenhans previously spent most of her career in a variety of leadership and general management roles at Royal Dutch Shell in Houston, Singapore, and London.
Her senior executive roles included the Executive Vice President of Global Manufacturing, the President and CEO of Shell
Oil Products US, and the President of Shell Oil Company and US Country Chair. She was an independent director of
International Paper Company and of Flowserve Corporation, both in the United States, and of GlaxoSmithKline plc in the
United Kingdom. She served as an independent director and Governance and Corporate Responsibility Chair of Baker
Hughes Company, and was a director and committee chair of predecessor companies Baker Hughes Inc. and Baker
Hughes, a GE Company, all in the United States. She is currently an independent non-executive director and a member of
Audit Committee and Nomination Committee of Saudi Arabian Oil Co. in the Kingdom of Saudi Arabia. She served as the
Audit Committee Chair of the said company from 2020 to 2024. She also serves as an independent director of Peter Kiewit and Sons, Inc. in the United States (a non-public company). Ms. Elsenhans holds a bachelor’s degree in applied mathematics from Rice University and a master’s degree in business administration from Harvard University.
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
(Representative of TTY Biopharm Company Ltd.). He also serves as an independent director, Chairman of Audit
Committee and a member of Compensation Committee of Pegatron Corp., as well as a senior advisor to the President of the Republic of China (Taiwan). Dr. Lin holds a bachelor’s degree in economics from Fu Jen Catholic University, a master’s degree in public finance from National Chengchi University and a Ph.D. in economics from University of Illinois
Urbana-Champaign in the United States.
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
Lora Ho was our Senior Vice President of Corporate Strategy Development since July 2025, the ESG Committee
Chairwoman since 2011, and retired on April 4, 2026. She was Senior Vice President of Human Resources from September
2022 to June 2025, Senior Vice President of Europe & Asia Sales from September 2019 to September 2022, and Senior
Vice President of Finance and Europe & Asia Sales/ Chief Financial Officer/ Spokesperson from January 2019 to August
2019. She was promoted to Senior Vice President of Finance and Chief Financial Officer/ Spokesperson in August 2010
and Vice President of Finance and Chief Financial Officer/ Spokesperson in September 2003. Prior to joining us in 1999 as controller, she had served as Vice President of Finance and Chief Financial Officer at Acer Semiconductor Manufacturing
Inc. since 1990. Ms. Ho holds an MBA from National Taiwan University.
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
Y.L. Wang is our Senior Vice President of Operations/ Fab Operations I. He was promoted to Senior Vice President in February 2026. He was Vice President of Operations/ Fab Operations I from May 2020 to February 2026, and concurrently as CEO of TSMC Arizona from April 2023 to September 2025. Prior to that, he was Vice President of
Operations/ Fab Operations from August 2018 to April 2020, Vice President of Research & Development/ Technology
Development from February 2016 to August 2018 and Vice President of Operations/ Fab 14B from November 2015 to
January 2016. He joined us in 1992 and held various positions in manufacturing functions. He holds a Ph.D. in electronics engineering from National Chiao Tung University.
T.S. Chang is our Senior Vice President of Operations/ Advanced Technology and Mask Engineering & TSMC
Senior Fellow. He was promoted to Senior Vice President in February 2026. He was Vice President of Operations/
Advanced Technology and Mask Engineering from May 2020 to February 2026, Vice President of Operations/ Product

Development from November 2018 to April 2020 and Vice President of Operations/ Fab 12B from February 2018 to
November 2018. Prior to that, he was our Senior Director of Fab 12B. He has been recognized as a TSMC Fellow since
February 2013 and became a TSMC Senior Fellow in June 2025. He joined us in 1995 and held various positions in manufacturing functions. He holds a Ph.D. in electrical engineering from National Tsing Hua University.
Michael Wu is our Senior Vice President of Research & Development/ Platform Technology. He was promoted to
Senior Vice President in February 2026. He was Vice President of Research & Development/ Platform Technology from
February 2023 to February 2026, Vice President of Research & Development/ Platform Development from February 2018 to January 2023. Prior to that, he was Senior Director of Platform Development Division. He joined us in 1996 and participated in advanced CMOS technology development. He holds a Ph.D. in electrical engineering from University of
Wisconsin-Madison.
Geoffrey Yeap is our Senior Vice President of Research & Development/ Platform Technology. He was promoted to
Senior Vice President in February 2026. He was Vice President of Research & Development/ Platform Technology from
February 2023 to February 2026, Vice President of Research & Development/ Platform Development from February 2021 to January 2023. Prior to that, he was Senior Director of Platform Development Division from August 2016 to February
2021, Senior Director of Advanced Technology from March 2016 to August 2016. Prior to joining us in March 2016, he was Vice President of Engineering, Silicon Technology in Qualcomm. He holds a Ph.D. in electrical and computer engineering from University of Texas-Austin.
Min Cao is our Vice President of Research & Development/ Pathfinding and Corporate Research. He was promoted to Vice President in February 2018. Prior to that, he was our Senior Director of Pathfinding Division. He joined us in 2002 and participated in development of multiple generations of advanced CMOS technology. He holds a Ph.D. in physics from
Stanford University.
Y.H. Liaw is our Vice President of Operations/ Fab Operations II and CEO of JASM. He was Vice President of
Operations/ Fab Operations from June 2019 to April 2020 and Vice President of Operations/ Fab 15B from February 2019 to June 2019 after his promotion to this position. He joined us in 1988 and held various positions in manufacturing functions. He holds an M.S. degree in chemical engineering from National Tsing Hua University.
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
C.S. Yoo is our Vice President of Research & Development/ Specialty. He was Vice President of Europe and Asia
Sales from November 2020 to December 2020 after his promotion to this position. Prior to that, he was our Senior Director of Office of Strategic Customer Program from May 2019 to November 2020 and Senior Director of E-Beam Operation
Division from February 2010 to May 2019. He joined us in 1988 and held various positions in manufacturing functions. He holds a Ph.D. in chemical engineering from Worcester Polytech Institute.
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

Arthur Chuang is our Vice President of Operations/ Facility. He was promoted to Vice President in August 2021 and was our Senior Director of Operations/ Facility Division from January 2015 to August 2021. Prior to joining us in
1989, he was an engineer at Texas Instruments. He holds a Ph.D. in Civil Engineering from National Taiwan University.
L.C. Lu is our Vice President of Research & Development/ Design & Technology Platform & TSMC Senior Fellow.
He was promoted to Vice President in August 2021 and was our Senior Director of Research & Development/ Design &
Technology Platform from August 2018 to August 2021, and Senior Director of Research & Development/ Digital IPs
Solution from March 2016 to August 2018. He has been recognized as a TSMC Fellow since April 2012 and became a
TSMC Senior Fellow in June 2025. Prior to joining us in 2000, he was Director of Software Division in Avant Tech. Inc.
He holds a Ph.D. in Computer Science from Yale University.
K.C. Hsu is our Vice President of Research & Development/ Integrated Interconnect & Packaging. He was promoted to Vice President in November 2021. Prior to joining us in November 2021, he was Chairman, Taiwan in Micron
Technology, Inc. He holds an M.S. degree in Management of Technology from National Chiao Tung University.
Ray Chuang is our Vice President of Operations/ Fab Operations I and CEO of TSMC Arizona. He was CEO of
ESMC from December 2023 to September 2025. He was promoted to Vice President in May 2023 and was our Senior Fab
Director of Operations/ Fab 18A from October 2020 to May 2023. He joined us in 1997 and has served in a variety of production management positions at TSMC Fabs. He holds an M.S. degree in Materials Science & Engineering/
Engineering Economics System from Stanford University.
P.H. Chen is our Vice President of Human Resources. He was promoted to Vice President in February 2025 and was our Senior Director of Program Office from December 2020 to January 2025, and Senior Fab Director of Operations/ Fab
14A from August 2015 to December 2020. He joined us in 1990 and has served in a variety of production management positions at TSMC Fabs. He holds an M.S. degree in Chemistry from National Sun Yat-sen University.
Y.K. Hwang is our Vice President of Materials Management. He was promoted to Vice President in February 2026 and was our Senior Director of Materials Management from August 2025 to February 2026, Senior Director of Quality &
Reliability from August 2024 to July 2025, and Senior Fab Director of Operations/ Fab 18B from January 2023 to August
2024. He joined us in 1995 and has served in a variety of production management positions at TSMC Fabs. He holds a master’s degree in business administration from University of Texas-Arlington.
B.Z. Tien is our Vice President of Operations/ Fab 12B. He was promoted to Vice President in February 2026. Prior to that, he was our Senior Fab Director of Operations/ Fab 12B from January 2022 to February 2026. He joined us in 1998 and has served in a variety of production management positions at TSMC Fabs. He holds an M.S. degree in electronics engineering from National Chiao Tung University.
S.S. Lin is our Vice President of Research & Development/ Platform Technology. He was promoted to Vice
President in February 2026 and was our Senior Director of Research & Development/ Platform Technology from February
2024 to February 2026, Senior Director of Research & Development/ Integration Division from February 2023 to February
2024, and Senior Director of Research & Development/ Platform Development Division from January 2022 to January
2023. He joined us in 2000 and held various positions in research and development functions. He holds a Ph.D. in electronics engineering from National Chiao Tung University.
Lipen Yuan is our Vice President of Advanced Technology Business Development. He was promoted to Vice
President in February 2026 and was our Senior Director of Advanced Technology Business Development from January
2022 to February 2026. Prior to joining us in 2011, he was Group R&D Director in Synopsys Inc. He holds a Ph.D. in electrical and computer engineering from the University of Illinois Urbana-Champaign, Champaign.
There is no family relationship between any of the persons named above. Other than that one of our Directors, Dr.
Chun-Hsien Yeh, is the representative of our shareholder, National Development Fund of the Executive Yuan, there is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Share Ownership
The following table sets forth certain information as of March 18, 2026 with respect to our shares owned by our directors and executive officers.

Name of Shareholders(1)	Number of Common Shares Owned(2)	Number of ADSs Owned(2)	Percentage of Total Outstanding Common Shares(2)
C.C. Wei, Chairman; Chief Executive Officer	7,452,349	—	0.03%
F.C. Tseng, Director	29,472,675	—	0.11%
Chun-Hsien Yeh, Director (Representative of National Development Fund, Executive Yuan) (3)	1,653,709,980	—	6.38%
Sir Peter L. Bonfield, Independent Director	—	—	—
Michael R. Splinter, Independent Director	—	7,565	0.00%
Moshe N. Gavrielov, Independent Director	—	—	—
L. Rafael Reif, Independent Director	—	—	—
Ursula M. Burns, Independent Director	—	2,000	0.00%
Lynn L. Elsenhans, Independent Director	—	2,050	0.00%
Chuan Lin, Independent Director	126,826	—	0.00%
Y.P. Chyn, Executive Vice President; Co-Chief Operating Officer	5,171,935	—	0.02%
Y.J. Mii, Executive Vice President; Co-Chief Operating Officer	1,254,057	25	0.00%
Cliff Hou, Senior Vice President; Deputy Co-Chief Operating Officer; Chief Information Security Officer	662,403	—	0.00%
Kevin Zhang, Senior Vice President; Deputy Co-Chief Operating Officer	329,663	2,500	0.00%
Lora Ho, Senior Vice President (4)	4,644,012	—	0.02%
Sylvia Fang, Senior Vice President; General Counsel; Corporate Governance Officer	858,392	—	0.00%
Wendell Huang, Senior Vice President; Chief Financial Officer; Spokesperson	1,811,543	—	0.01%
Y.L. Wang, Senior Vice President (5)	362,392	—	0.00%
T.S. Chang, Senior Vice President; TSMC Senior Fellow (5)	317,638	—	0.00%
Michael Wu, Senior Vice President (5)	630,228	—	0.00%
Geoffrey Yeap, Senior Vice President (5)	212,375	—	0.00%
Min Cao, Vice President	507,879	—	0.00%
Y.H. Liaw, Vice President; CEO of JASM	463,054	—	0.00%
Simon Jang, Vice President	443,879	—	0.00%
C.S. Yoo, Vice President	1,797,614	—	0.01%
Jun He, Vice President	120,119	1,154	0.00%
Chris Horng-Dar Lin, Vice President; Chief Information Officer	128,184	2,800	0.00%
Jonathan Lee, Vice President	506,032	—	0.00%
Arthur Chuang, Vice President	2,695,165	—	0.01%
L.C. Lu, Vice President; TSMC Senior Fellow	276,716	—	0.00%
K.C. Hsu, Vice President	178,924	6,050	0.00%
Ray Chuang, Vice President; CEO of TSMC Arizona (6)	239,738	50	0.00%
P.H. Chen, Vice President (7)	433,414	—	0.00%
Y.K. Hwang, Vice President (8)	206,418	—	0.00%

Name of Shareholders(1)	Number of Common Shares Owned(2)	Number of ADSs Owned(2)	Percentage of Total Outstanding Common Shares(2)
B.Z. Tien, Vice President (8)	8,051	70	0.00%
S.S. Lin, Vice President (8)	21,269	—	0.00%
Lipen Yuan, Vice President (8)	3,000	—	0.00%
(1)None of our directors and executive officers owned any stock option as of March 18, 2026.
(2)The disclosed number of shares owned by the directors and executive officers did not include (i) any shares owned by their related parties, (ii) any shares held by a trust pursuant to the ESPP and LTI (as defined below), respectively, on behalf of such individuals, or (iii) any common shares held in the form of RSAs (as defined below)
by such individuals that have not vested as of March 18, 2026. The percentage of shares held by each individual as to the total outstanding common shares of the Company was calculated by including both common shares and shares held in the form of ADSs (each ADS represents five (5) common shares) held by such individuals.
(3)Represented shares held by the National Development Fund, Executive Yuan.
(4)Ms. Lora Ho retired on April 4, 2026.
(5)Each of Dr. Y.L. Wang, Dr. T.S. Chang, Dr. Michael Wu, and Dr. Geoffrey Yeap was promoted to Senior Vice
President on February 10, 2026.
(6)Mr. Ray Chuang was appointed as CEO of TSMC Arizona, effective October 1, 2025.
(7)Mr. P.H. Chen was promoted to Vice President on February 12, 2025.
(8)Each of Mr. Y.K. Hwang, Mr. B.Z. Tien, Dr. S.S. Lin, and Dr. Lipen Yuan was promoted to Vice President on
February 10, 2026.
The following table sets forth certain information as of March 1, 2026, with respect to RSAs held by our executives under our equity incentive plan for the year 2023 (the “2023 Rules”, see “— Employee Restricted Stock Awards Rules for
Years 2022, 2023, and 2024” for a further discussion). Under the 2023 Rules, 2,102,106 shares have vested and 155,394 shares have been reclaimed as of March 1, 2026.

Name	Common Shares Underlying Outstanding RSAs(1)	Exercise Price	Grant Date	Expiration Date
C.C. Wei, Chairman; Chief Executive Officer
Y.P. Chyn, Executive Vice President; Co-Chief Operating Officer
Y.J. Mii, Executive Vice President; Co-Chief Operating Officer
Cliff Hou, Senior Vice President; Deputy Co-Chief Operating Officer; Chief Information Security Officer
Kevin Zhang, Senior Vice President; Deputy Co-Chief Operating Officer
Lora Ho, Senior Vice President
Wei-Jen Lo, Senior Vice President
J.K. Lin, Senior Vice President
Sylvia Fang, Senior Vice President; General Counsel; Corporate Governance Officer	702,500	—	March 1, 2024	—
Wendell Huang, Senior Vice President; Chief Financial Officer; Spokesperson
Y.L. Wang, Senior Vice President
Douglas Yu, Vice President; TSMC Distinguished Fellow
T.S. Chang, Senior Vice President; TSMC Senior Fellow
Michael Wu, Senior Vice President
Min Cao, Vice President
Y.H. Liaw, Vice President; CEO of JASM
Simon Jang, Vice President
C.S. Yoo, Vice President
Jun He, Vice President
Geoffrey Yeap, Senior Vice President
Chris Horng-Dar Lin, Vice President; Chief Information Officer
Jonathan Lee, Vice President
Arthur Chuang, Vice President
L.C. Lu, Vice President; TSMC Senior Fellow
K.C. Hsu, Vice President
Ray Chuang, Vice President; CEO of TSMC Arizona
(1)The RSAs granted under the 2023 Rules held by each of these directors and executives represent less than one percent of our total outstanding common shares.
The following table sets forth certain information as of March 1, 2026, with respect to RSAs held by our executives under our equity incentive plan for the year 2024 (the “2024 Rules”, see “— Employee Restricted Stock Awards Rules for
Years 2022, 2023, and 2024” for a further discussion). Under the 2024 Rules, 1,102,000 shares have vested and 132,000 shares have been reclaimed as of March 1, 2026.

Name	Common Shares Underlying Outstanding RSAs(1)	Exercise Price	Grant Date	Expiration Date
C.C. Wei, Chairman; Chief Executive Officer
Y.P. Chyn, Executive Vice President; Co-Chief Operating Officer
Y.J. Mii, Executive Vice President; Co-Chief Operating Officer
Cliff Hou, Senior Vice President; Deputy Co-Chief Operating Officer; Chief Information Security Officer
Kevin Zhang, Senior Vice President; Deputy Co-Chief Operating Officer
Lora Ho, Senior Vice President
Wei-Jen Lo, Senior Vice President
J.K. Lin, Senior Vice President
Sylvia Fang, Senior Vice President; General Counsel; Corporate Governance Officer	1,119,000	—	September 1, 2024	—
Wendell Huang, Senior Vice President; Chief Financial Officer; Spokesperson
Y.L. Wang, Senior Vice President
Douglas Yu, Vice President; TSMC Distinguished Fellow
T.S. Chang, Senior Vice President; TSMC Senior Fellow
Michael Wu, Senior Vice President
Min Cao, Vice President
Y.H. Liaw, Vice President; CEO of JASM
Simon Jang, Vice President
C.S. Yoo, Vice President
Jun He, Vice President
Geoffrey Yeap, Senior Vice President
Chris Horng-Dar Lin, Vice President; Chief Information Officer
Jonathan Lee, Vice President
Arthur Chuang, Vice President
L.C. Lu, Vice President; TSMC Senior Fellow
K.C. Hsu, Vice President
Ray Chuang, Vice President; CEO of TSMC Arizona
Vanessa Lee, Vice President
(1)The RSAs granted under the 2024 Rules held by each of these directors and executives represent less than one percent of our total outstanding common shares.
Employee Restricted Stock Awards Rules for Years 2022, 2023, and 2024
We adopted the Employee Restricted Stock Awards Rules for each of Year 2022 (the “2022 Rules”), Year 2023, (the
“2023 Rules”), and Year 2024 (the “2024 Rules”) to attract and retain corporate executives and/or critical talents at TSMC and/or its subsidiaries. These rules link the compensation of employees with shareholders’ interests and/or our ESG achievements. The 2022 Rules, 2023 Rules, and 2024 Rules authorized the grant of up to 3,065,000 common shares, up to
6,249,000 common shares, and up to 4,185,000 common shares, with par value of NT$10 per share, respectively. The grants are in the form of RSAs. The 2022 Rules, 2023 Rules, and 2024 Rules became effective on July 25, 2022, December
28, 2023, and July 31, 2024, respectively.
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
Under each of the 2022 Rules, 2023 Rules, and 2024 Rules, the maximum amount of RSAs that may vest each year are as follows: 50% on the first anniversary of the grant, 25% on the second anniversary and 25% on the third anniversary.
Issuances under these rules can be granted over a period of one year from the respective effective date of the 2022
Rules and 2023 Rules. Issuance under the 2024 Rules can be granted over a period of two years from the effective date. In
February 2023, our Board of Directors resolved to approve the issuance of 2,110,000 units of RSAs under the 2022 Rules.
In February 2024, our Board of Directors resolved to approve the issuance of 2,960,000 units of RSAs under the 2023
Rules. In August 2024, our Board of Directors resolved to approve the issuance of 2,353,000 units of RSAs under the 2024
Rules.
As of March 1, 2026, among the total 2,110,000 units of RSAs issued under the 2022 Rules, 996,560 units have vested and 1,113,440 units have been reclaimed, and no RSAs issued under the 2022 Rules remain outstanding.
Long-term Incentive Bonus Plan
Effective in 2025, we adopted an annual Long-Term Incentive (the “LTI”) bonus plan to attract and retain corporate executives and critical talent. Eligible participants are granted a target amount, initially represented as a notional cash value, tied to a comprehensive set of performance metrics. These metrics include annual individual performance, as well as company-level financial indicators, total shareholder return performance relative to a peer group and ESG achievements.
LTI results, the annual budget for the LTI, the applicable performance metrics, and the assessment of achievement against those metrics are reviewed and approved by the Compensation and People Development Committee each year. After the achievement results have been approved, the final results of LTI bonus is determined and credited to a trust for the purchase of common shares of the Company.
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

Remuneration of Directors
The following table presents the remuneration and benefits in kind accrued in 2025 for our non-employee directors:

Name/Title	Fees Earned or Paid in Cash	Stock Awards	All Other Compensation (3)	Total (4)
	NT$	NT$	NT$	NT$	US$
	(in millions)
F.C. Tseng, Director (1)	12.1	—	1.1	13.2	0.4
Chun-Hsien Yeh, Director (Representative of National Development Fund, Executive Yuan) (2)	12.1	—	—	12.1	0.4
Sir Peter L. Bonfield, Independent Director	18.9	—	—	18.9	0.6
Michael R. Splinter, Independent Director	18.9	—	—	18.9	0.6
Moshe N. Gavrielov, Independent Director	18.9	—	—	18.9	0.6
L. Rafael Reif, Independent Director	18.9	—	—	18.9	0.6
Ursula M. Burns, Independent Director	18.9	—	—	18.9	0.6
Lynn L. Elsenhans, Independent Director	18.9	—	—	18.9	0.6
Chuan Lin, Independent Director	18.9	—	—	18.9	0.6
Total	156.3	—	1.1	157.4	5.0
(1)In addition to the above, Dr. F.C. Tseng received NT$18.6 million of compensation from non-consolidated affiliates and NT$19.9 million of advisor fee from TSMC.
(2)Effective September 1, 2025, Dr. Chun-Hsien Yeh has been appointed to replace Mr. Chin-Ching Liu as the representative of the National Development Fund.
(3)Included pensions funded according to applicable law and expenses for company cars, but did not include compensation paid to car drivers made available to directors.
(4)The compensation of directors was expensed based on the estimated payment amounts. If the actual amounts subsequently paid differ from the above estimated amounts, the differences will be recorded in the year fully paid as a change in accounting estimate.

Compensation of Executive Officers(1)
The following table presents the compensation and benefits in kind accrued in 2025 for our executive officers:

Name/Title	Salary	Bonus (2)	Stock Awards	All Other Compensation (3)	Total
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
C.C. Wei, Chairman; Chief Executive Officer	17.3	895.8	367.1	1,142.5	2,422.7	77.2
Wendell Huang, Senior Vice President; Chief Financial Officer; Spokesperson	6.8	206.9	41.7	84.1	339.5	10.8
Y.P. Chyn, Executive Vice President; Co-Chief Operating Officer
Y.J. Mii, Executive Vice President; Co-Chief Operating Officer
Cliff Hou, Senior Vice President; Deputy Co- Chief Operating Officer; Chief Information Security Officer
Kevin Zhang, Senior Vice President; Deputy Co- Chief Operating Officer
Lora Ho, Senior Vice President
Wei-Jen Lo, Senior Vice President (4)
J.K. Lin, Senior Vice President (4)
Rick Cassidy, Executive Consultant (4)
Sylvia Fang, Senior Vice President; General Counsel; Corporate Governance Officer
Y.L. Wang, Senior Vice President
T.S. Chang, Senior Vice President; TSMC Senior Fellow
Michael Wu, Senior Vice President
Jun He, Vice President
Douglas Yu, Vice President; TSMC Distinguished Fellow (4)	174.5	3,778.0	805.5	1,539.8	6,297.8	200.8	(6)
Min Cao, Vice President
Y.H. Liaw, Vice President; CEO of JASM
Simon Jang, Vice President
C.S. Yoo, Vice President
Jun He, Vice President
Chris Horng-Dar Lin, Vice President; Chief Information Officer
Jonathan Lee, Vice President
Arthur Chuang, Vice President
L.C. Lu, Vice President; TSMC Senior Fellow
K.C. Hsu, Vice President
Ray Chuang, Vice President; CEO of TSMC Arizona
Vanessa Lee, Vice President (4)
P.H. Chen, Vice President (5)
Total	198.6	4,880.7	1,214.3	2,766.4	9,060.0	288.8

(1)The total compensation paid to the executive officers is decided based on their job responsibility, contribution, company performance and projected future risks the Company will face. It is reviewed by the Compensation and
People Development Committee then submitted to the Board of Directors for approval.
(2)Included cash bonus and profit sharing bonus.
(3)Included LTI bonus plan, pensions funded according to applicable law and expenses for company cars.
(4)Mr. J.K. Lin retired, effective April 10, 2025. Mr. Rick Cassidy changed his job responsibility to Executive
Consultant, effective July 1, 2025. Dr. Douglas Yu retired, effective July 8, 2025. Ms. Vanessa Lee resigned, effective July 13, 2025. Dr. Wei-Jen Lo retired, effective July 27, 2025.
(5)Mr. P.H. Chen was promoted to Vice President, effective February 12, 2025. These amounts did not include compensation for the period before his promotion.
(6)Aggregate amount for executive officers other than Dr. C.C. Wei and Mr. Wendell Huang.
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
The Audit and Risk Committee convened four regular meetings in 2025. In addition to these meetings, the Audit and
Risk Committee members and consultant participated in one special meeting and three telephone conferences to discuss our annual report to be filed with the Taiwan and U.S. authorities and investor conference materials with management.
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
Splinter, the Chairman of our Compensation and People Development Committee, Sir Peter L. Bonfield, Mr. Moshe N.
Gavrielov, and Ms. Ursula M. Burns.
The Compensation and People Development Committee convened four regular meetings in 2025.
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
The Nominating, Corporate Governance and Sustainability Committee convened four meetings in 2025.
Employees
The following table sets out, as of the dates indicated, the number of our full-time employees serving in the capacities indicated.

	As of December 31,
Function	2023	2024	2025
Managers	7,861	8,737	9,582
Professionals	36,807	40,477	44,690
Assistant Engineers/Clericals	9,235	10,207	11,368
Technicians	22,575	24,404	24,917
Total	76,478	83,825	90,557

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location of Facility and Principal Offices	2023	2024	2025
Hsinchu Science Park, Taiwan	31,524	32,703	33,507
Southern Taiwan Science Park, Taiwan	24,444	23,059	24,702
Central Taiwan Science Park, Taiwan	8,775	8,540	8,830
Taoyuan City, Taiwan	2,007	2,817	2,413
Miaoli County, Taiwan	1,675	3,055	3,985
Kaohsiung Nanzih Technology Industrial Park, Taiwan	35	2,805	4,756
Taipei City, Taiwan	—	—	14
China	4,484	4,478	4,402
North America	2,668	4,497	5,290
Europe	60	78	209
Japan	804	1,791	2,447
Korea	2	2	2
Total	76,478	83,825	90,557
As of December 31, 2025, our total employee population was 90,557 with an educational makeup of 3.6% PhDs,
49.8% masters, 29.7% university bachelors, 7.0% college degrees and 9.9% others. Among this employee population,
59.9% were at a managerial or professional level. We emphasize two strategies for talent development: (1) unleashing employees’ potential and innovation by encouraging and enabling self-learning and continuous innovation to create a positive impact on the Company and society, and (2) equipping employees with future capabilities by preparing employees with the skills for the future and building a talent pool.
Pursuant to our Articles of Incorporation, our employees participate in our profits sharing program by way of a bonus. Employees in the aggregate are entitled to not less than 1% of our annual profits (defined under local law), after recovering any losses incurred in prior years. Our practice has been to determine the amount of the bonus based on our operating results and industry practice in the R.O.C. In 2024 and 2025, we distributed employees’ business performance bonus of NT$70,296 million and employees’ cash profit sharing bonus of NT$70,296 million to our employees in relation to year 2024 profits. In 2025 and 2026, we distributed employees’ business performance bonus of NT$103,073 million
(US$3,286 million) to our employees in relation to year 2025 profits. Employees’ cash profit sharing bonus of NT$103,073 million (US$3,286 million) in relation to year 2025 profits will be distributed in July 2026.
As to employee relations, we value two-way communication and are committed to keeping our communication channels open and transparent between the management level and their subordinates. In addition, we are dedicated to providing diverse employee engagement programs, which support our goals in reinforcing close rapport with employees and maintaining harmonious labor relations.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
There was no erroneously awarded compensation that was required to be recovered pursuant to our compensation recovery policy during the fiscal year ended December 31, 2025.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
The following table sets forth certain information as of February 28, 2026, with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii)
all directors and executive officers as a group.

Names of Shareholders	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares
National Development Fund, Executive Yuan	1,653,709,980	6.38%
Directors and executive officers as a group(1)	60,237,681	0.23%
(1)Excluded ownership of the National Development Fund, Executive Yuan.
As of February 28, 2026, a total of 25,932,524,521 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through their custodians in the R.O.C. As of February 28, 2026, 5,313,450,863 common shares, represented by 1,062,690,167 ADSs, were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank,
N.A., advised us that, as of February 28, 2026, such ADSs were held of record by Cede & Co. and 173 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.
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
In 2004, VIS completely terminated its DRAM production and became a dedicated foundry company. As of February 28,
2026, we owned approximately 27.6% of the equity interest in VIS.
Pursuant to the terms of a manufacturing agreement between both parties, VIS was obligated to use its best commercial efforts to manufacture wafers at specified yield rates for us up to a fixed amount of reserved capacity per month, and TSMC was required to use its best commercial efforts to maintain utilization of such reserved capacity. In
2025, we had total purchases of NT$878 million (US$28 million) from VIS, representing 0.1% of our total cost of revenue.
Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”)
SSMC is a joint venture in Singapore that we established with Philips and EDB to produce integrated circuits by means of advanced submicron manufacturing processes. Following the 2006 assignment by Philips of its rights and obligations to NXP, and the subsequent purchase of EDB’s shares by NXP and us, our current ownership in SSMC is
38.8%, with NXP holding the remaining 61.2%. SSMC’s business is exclusively dedicated to the manufacturing of wafers for us, our subsidiaries, NXP and its subsidiaries. We and NXP have the right to purchase up to 100% of SSMC’s annual capacity and are required in the aggregate to purchase at least 70% of its capacity.
Pursuant to a technology cooperation agreement entered into between us and SSMC in 1999, SSMC bases at least a major part of its production on processes compatible with those used in our metal oxide semiconductor integrated circuits wafer volume production fabs. In return, we provide SSMC with certain technical support and limited licenses of related intellectual property rights for the manufacture of products for us. SSMC pays to us during, and up to three years after, the term of this agreement a remuneration of a fixed percentage of the net selling price of all products manufactured by SSMC.
In 2025, we had total purchases of NT$4,113 million (US$131 million) from SSMC, representing 0.3% of our total cost of revenue.
Global Unichip Corporation (“GUC”)
In January 2003, we acquired a 52.0% equity interest in GUC, a SoC design service company that provides large scale SoC implementation services. GUC listed its shares on the Taiwan Stock Exchange in November 2006. As of
February 28, 2026, we owned approximately 34.8% of the equity interest in GUC.
In 2025, we had total sales of NT$31,094 million (US$991 million) to GUC, representing 0.8% of our total revenue.
Xintec, Inc. (“Xintec”)
In January 2007, we acquired a 51.2% equity interest in Xintec, a supplier of wafer level packaging service, to support our CMOS image sensor manufacturing business. Xintec listed its shares on the Taipei Exchange in March 2015.
Subsequent to Xintec’s IPO, our shareholding in Xintec was diluted to approximately 41.2%. As of February 28, 2026, we owned approximately 41.0% of the equity interest in Xintec.
In 2025, we incurred total manufacturing expenses of NT$5,448 million (US$174 million) from Xintec, representing
0.4% of our total cost of revenue.
ITEM 8.FINANCIAL INFORMATION
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
In February 2025, Longitude Licensing Ltd. and Marlin Semiconductor Limited (collectively, “Marlin”) filed complaints with the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the Eastern District of
Texas alleging that TSMC and its customers infringe five U.S. patents. The ITC instituted an investigation on March 21,
2025 and the lawsuit in the Eastern District Court for Texas was statutorily stayed on April 23, 2025 pending the ITC investigation. The outcome cannot be determined, and we cannot make a reliable estimate of the contingent liability at this time.
Other than the matter described above, we were not a party to any material litigation as of December 31, 2025 and are not currently a party to any other material litigation.
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

Pursuant to our Articles of Incorporation, our Board of Directors is authorized to approve quarterly cash dividends after the close of each quarter. After our Board of Directors approves quarterly cash dividends, we will distribute the dividends within six months. The respective amounts and payment dates of 2025 quarterly cash dividends are demonstrated in the table below.

Period	Approved Date	Payment Date	Cash Dividend Per Share (NT$)	Total Amount (NT$)
First quarter of 2025	May 13, 2025	October 9, 2025	5.00001754	129,663,077,605
Second quarter of 2025	August 12, 2025	January 8, 2026	5.00001118	129,662,912,605
Third quarter of 2025	November 11, 2025	April 9, 2026	6.00003573	155,595,147,126
Fourth quarter of 2025	February 10, 2026	July 9, 2026	6.0(1)	155,595,147,126
(1)To be adjusted by then outstanding shares as of record date for such dividend payment.
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
ITEM 9.THE OFFER AND LISTING
The principal trading market for our common shares is the Taiwan Stock Exchange. Our common shares have been listed on the Taiwan Stock Exchange under the symbol “2330” since September 5, 1994, and the ADSs have been listed on the NYSE under the symbol “TSM” since October 8, 1997. The outstanding ADSs are identified by the CUSIP number
874039100.
ITEM 10.ADDITIONAL INFORMATION
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
General
Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares, of which
500,000,000 common shares are reserved for the issuance for our employee stock options and among which
25,932,524,521 common shares were issued and outstanding as of December 31, 2025 and February 28, 2026. No
employee stock options were outstanding as of December 31, 2025 and February 28, 2026. On March 1, 2026, we
reclaimed 32,060 common shares, 81,394 common shares and 41,000 common shares formerly granted in the form of
RSAs pursuant to our 2022 Rules, 2023 Rules and 2024 Rules, respectively. Please see “Item 6. Directors, Senior
Management and Employees – Share Ownership” for a further discussion.
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
•issuance of new shares upon conversion of convertible bonds; and
•offerings of new shares through a private placement approved at a shareholders’ meeting.
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
•dividends or free distributions of shares;
•the exercise by holders of existing depositary receipts of their pre-emptive rights in connection with capital increases for cash; or

•if permitted under the deposit agreement and custody agreement, the deposit of common shares purchased by any person directly or through a depositary bank on the Taiwan Stock Exchange or the Taipei Exchange (as applicable) or held by such person for deposit in the depositary receipt facility.
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
•open a securities trading account with a local securities brokerage firm;
•open an NT dollars bank account;
•pay taxes;
•remit funds; and
•exercise rights on securities and perform other matters as may be designated by the holder.
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
Under existing R.O.C. laws and regulations relating to foreign exchange control, a depositary may, without obtaining further approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the R.O.C., convert NT dollars into other currencies, including U.S. dollars, in respect of the following: proceeds of the sale of shares represented by depositary receipts, proceeds of the sale of shares received as stock dividends and deposited into the depositary receipt facility and any cash dividends or cash distributions received. In addition, a depositary, also without any of these approvals, may convert inward remittances of payments into NT dollars for purchases of underlying shares for deposit into the depositary receipt facility against the creation of additional depositary receipts. A depositary may be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) on a payment-
by-payment basis for conversion from NT dollars into other currencies relating to the sale of subscription rights for new shares. Proceeds from the sale of any underlying shares by holders of depositary receipts withdrawn from the depositary receipt facility may be converted into other currencies without obtaining approval from the Central Bank of the Republic of
China (Taiwan). Proceeds from the sale of the underlying shares withdrawn from the depositary receipt facility may be used for reinvestment in the Taiwan Stock Exchange or the Taipei Exchange, subject to compliance with applicable laws and regulations.
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
•converted by bondholders, other than citizens of the P.R.C. and entities organized under the laws of the
P.R.C. save for QDII or those that have obtained the approval of the Department of Investment Review of the
R.O.C. Ministry of Economic Affairs, into shares of R.O.C. companies; or
•subject to R.O.C. FSC approval, converted into depositary receipts issued by the same R.O.C. company or by the issuing company of the exchange shares, in the case of exchangeable bonds.
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
•an individual who is not an R.O.C. citizen, who owns ADSs and who is not physically present in the R.O.C.
for 183 days or more during any calendar year; or
•a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the R.O.C.
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
•dealers or traders in securities or foreign currencies;
•banks and certain other financial institutions;
•brokers;
•traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•tax-exempt organizations, retirement plans, individual retirement accounts and other tax-deferred accounts;
•life insurance companies;
•persons that actually or constructively own 10% or more of the combined voting power of our voting stock or of the total value of our stock;
•persons that hold common shares or ADSs as part of a straddle or a hedging or conversion or integrated transaction for United States federal income tax purposes;
•persons that purchases or sells common shares or ADSs as part of a wash sale for tax purposes;
•persons who are former citizens or former long-term residents of the United States, or
•U.S. holders (as defined below) whose functional currency is not the U.S. dollar.
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
•a citizen or resident of the United States;
•a United States domestic corporation, or other entity subject to United States federal income tax as a domestic corporation;
•an estate whose income is subject to United States federal income tax regardless of its source; or
•a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
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
•at least 75% of our gross income for the taxable year is passive income; or
•at least 50% of the value, determined on the basis of a quarterly average, of our assets in such taxable year is attributable to assets that produce or are held for the production of passive income.
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
•any gain you realize on the sale or other disposition of your common shares or ADSs; and
•any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the common shares or ADSs begin, that are greater than 125% of the average annual distributions received by you in respect of the common shares or
ADSs during the three preceding taxable years or, if shorter, the portion of your holding period for the common shares or ADSs that preceded the taxable year in which you receive the distribution).
Under these rules:
•the gain or excess distribution will be allocated ratably over your holding period for the common shares or
ADSs,

•the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,
•the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and
•the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
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
Annual Report to Security Holders
Not applicable.
ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
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
We use foreign currency derivatives contracts, such as currency forwards or currency swaps, and non-derivative financial instruments, such as foreign currency denominated debts and bank deposits, to protect against currency exchange rate risks associated with non-NT dollar-denominated monetary assets and liabilities, net investments in foreign subsidiaries, and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on our assets and liabilities. Based on a sensitivity analysis performed on our total monetary assets and liabilities, a hypothetical adverse foreign currency exchange rate change of 10% as of December 31,
2024 and 2025 would have decreased our net income by NT$1,906 million and NT$1,987 million (US$63 million) in 2024 and 2025, respectively, after taking into account hedges and offsetting positions. For further information, please refer to note 8, note 11 and note 33 to the consolidated financial statements.
Interest Rate Risks: We are exposed to interest rate risks primarily in relation to our investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on our cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on our debt.
The objective of our investment policy is to achieve a return that will allow us to preserve principal and support liquidity requirements. The policy generally requires us to invest in investment grade securities and limits the amount of credit exposure to any one issuer. The majority of our fixed income investments are fixed-rate securities, which are classified as financial assets at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. For those fixed income investments classified as financial assets at FVTOCI, changes in their fair value are recognized through other comprehensive income; for those classified as financial assets at amortized cost, changes in their fair value are not reflected in the carrying amount. Both classifications are recognized in profit or loss if the assets are sold.
Based on a sensitivity analysis performed on our fixed income investments, a hypothetical adverse interest rate change of 100 basis points across all maturities would have decreased our other comprehensive income by NT$4,501 million and NT$4,081 million (US$130 million) in 2024 and 2025, respectively, after taking into account interest rate hedges. For further information, please refer to note 9, note 10, note 11 and note 33 to the consolidated financial statements.
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
Other Market Risk: Our equity securities are subject to a wide variety of market-related risks that could substantially reduce the fair value of our holdings. We currently do not reduce our equity market exposure through hedging activities. As of December 31, 2024 and 2025, we had investments in private equity securities mostly through a number of investment funds with a carrying value of NT$7,823 million and NT$8,797 million (US$280 million), respectively. Based on a sensitivity analysis performed on our equity investments as of December 31, 2024 and 2025, a hypothetical adverse price change of 10% would have decreased our other comprehensive income by approximately NT$1,013 million and NT$1,020 million (US$33 million) in 2024 and 2025, respectively. The actual disposal value of these investments may be significantly different from their carrying value. For further information, please refer to note 33 to the consolidated financial statements.

ITEM 12D.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
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
Depositary Payment
In 2025, we received reimbursement of proxy related expenses of US$12,284 from Citibank, N.A., the Depositary
Bank for our ADR program.

PART II
ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS
None.
ITEM 15.CONTROLS AND PROCEDURES
Disclosure Controls and Procedures. Pursuant to Rule 13a-15(b) of the Exchange Act, an evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officers and Chief
Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2025.
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
As of the end of 2025, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (2013) issued by the
Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2025, was effective.
Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our company’s internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included at the end of this Item 15.
Changes in Internal Control over Financial Reporting. During 2025, there was no material change to our internal control over financial reporting.
Attestation Report of the Independent Registered Public Accounting Firm.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
Taiwan Semiconductor Manufacturing Company Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Taiwan Semiconductor Manufacturing Company Limited
and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated
Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our
opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of
December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 16, 2026, expressed an unqualified opinion on those consolidated financial statements.
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
/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 16, 2026
ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT
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
ITEM 16B.CODE OF ETHICS
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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES
The table below summarizes the fees that we paid for services provided by Deloitte & Touche (PCAOB ID No.
1060) and its affiliated firms (the “Deloitte Entities”) for the years ended December 31, 2024 and 2025.

	For the year ended December 31,
	2024	2025
	NT$	NT$
	(In thousands)
Audit Fees	76,544	96,012
Audit Related Fees	1,025	1,556
Tax Fees	3,226	804
All Other Fees	566	1,417
Total	81,361	99,789
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
Audit Related Fees. This category consists of assurance and related services by the Deloitte Entities that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under
“Audit Fees.” The services for the fees disclosed under this category were related to corporate bonds offering.
Tax Fees. This category consists of professional services rendered by the Deloitte Entities for tax compliance and tax advice.
All Other Fees. This category consists of related services for consultation of SEC climate disclosure rules, the issuance of shares arising from restricted share awards and employee stock options and research tool for accounting standards and regulations.
Our policy and procedures require all services performed by Deloitte & Touche to be pre-approved by the Audit and
Risk Committee. The Audit and Risk Committee agreed to delegate to the Chairman of the Audit and Risk Committee authority to pre-approve non-material unanticipated non-audit services and to report any such items to the Audit and Risk
Committee for ratification at its next scheduled meeting. All audit and non-audit services performed by Deloitte & Touche in 2024 and 2025 were pre-approved by the Audit and Risk Committee.
ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.CORPORATE GOVERNANCE
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
Taiwan law imposes a similar requirement. Employee stock
option plans (“ESOPs”) are required to be approved by the
board of directors. Shareholders’ approval is not required if the number of options granted under the relevant ESOP
does not exceed the reservation made in TSMC’s Articles of
Incorporation and if the exercise price is not below the price as determined by relevant regulations. Otherwise, any
change to such reservation in the Articles requires
shareholders’ approval. Employee restricted stock awards
are required to be approved by the board of directors and
the shareholders’ meeting with a quorum of holders of at
least two-thirds of all issued and outstanding shares of
common stock at which the holders of at least a majority of
the common stock represented at the meeting vote in favor
thereof. However, in the case of a publicly held company
such as TSMC, such a resolution by the shareholders’
meeting may be adopted by the holders of at least two-thirds of the shares of common stock represented at a
shareholders’ meeting at which holders of at least a majority of the issued and outstanding shares of common stock are
present. TSMC currently has two equity-based
compensation plans in effect, which were approved by the
Board of Directors on February 14, 2023 and February 6,
2024, and by the shareholders on June 6, 2023 and June 4,
2024, respectively.

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
Starting from 2020, companies listed on the TWSE are
required by TWSE’s new rule to conduct self-assessment or
peer assessment on the performance of the board of
directors and each director every year and to submit the
assessment results to TWSE by the end of the first quarter
of the next year. TSMC has been conducting annual self-
assessment on its Audit and Risk Committee’s performance
since 2011 and on its Board of Directors as well as each
director since 2020 in compliance with TWSE’s
requirements. Starting from 2023, TSMC also conducts
annual assessment on all its Board committees, including
the Audit and Risk Committee, Compensation and People
Development Committee, and Corporate Governance and
Sustainability Committee.

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

NYSE Section 303A.12(b) requires the CEO to notify the
NYSE in writing whenever any executive officer of the
company becomes aware of any substantial non-
fulfillment of any applicable provision under NYSE
Section 303A.

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
ITEM 16H.MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J.INSIDER TRADING POLICIES
The Company has insider trading policies and procedures that govern the purchase, sale and other dispositions of the
Company’s securities by directors, officers, employees and other covered persons. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company. A copy of our Insider Trading Rules is filed with our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed on April 17, 2025 as Exhibit 11.1.
ITEM 16K.CYBERSECURITY
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
•building a defense shield on the cloud that includes adopting advanced cloud solution against distributed denial-of-service (“DDoS”) attacks, implementing domain name system (“DNS”) service on secure cloud platform, securing internet access by cloud solution, and enhancing phishing mail defense;
•certifying office computer security compliance and installing advanced malware defense solutions for critical computers and servers;
•enhancing data center security by sunsetting insecure protocols, conducting network port security scans and enhancing server security hardening;
•reviewing and enhancing fab and facility zone security controls;
•improving software security by implementing security scanning and conducting effective vulnerability management and penetration tests;
•enhancing internal security assessment automation and conducting external red team testing and practicing responses to ransomware attacks;
•collaborating with major suppliers to improve their security measures, conducting third-party posture assessment and self-assessment questionnaires to monitor security capabilities, sharing exposed critical vulnerability and best practices on demand or by schedule, conducting supplier security onsite audits and providing guidance and support to reduce supply chain risks; and
•applying AI to enhance the performance of cybersecurity defense, detection and response.
While AI has enabled greater innovation, productivity and efficiency, thereby enhancing corporate competitiveness, effective AI risk management is essential to address the challenges posed by AI systems. These challenges include data privacy concerns, security vulnerabilities, bias, lack of transparency, unexpected behaviors, and potential regulatory violations. By leveraging industry AI risk management frameworks, we have initiated an AI risk mitigation taskforce.
To our knowledge, as of the date of this annual report, there is no material risk from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect our business strategy, results of operation or financial condition.

PART III
ITEM 17.FINANCIAL STATEMENTS
The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of
Item 17.
ITEM 18.FINANCIAL STATEMENTS
Refer to the consolidated financial statements starting on page F-1 of this annual report.
ITEM 19.EXHIBITS

(a)	See page F-1 for an index of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report:

	1.1	Articles of Incorporation of Taiwan Semiconductor Manufacturing Company Limited, as amended and restated on June 3, 2025.

	2.1	Description of Securities Registered Under Section 12 of the Exchange Act.

2.2
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

	4.3(5)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective November 1, 2019 to October 31, 2039) (English summary).

	4.4(6)	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective December 4, 2009 to December 31, 2028) (English summary).

	4.5(7)	Land Lease with Hsinchu Science Park Administration relating to Fab 3 and F12 (Phase III) (effective July 1, 2015 to December 31, 2034) (in Chinese with English summary).

	4.6(8)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective March 15, 2017 to March 14, 2037) (English summary).

	4.7(5)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I) and Corporate Headquarters (effective December 1, 2019 to December 31, 2038) (English summary).

	4.8(9)	Shareholders Agreement, dated as of March 15, 1999, by and among EDB Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd. (P).

	4.9(6)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2008 to December 31, 2027) (English summary).

	4.10(6)	Land Lease with Hsinchu Science Park Administration relating to Fabs 3 (effective May 16, 2013 to December 31, 2032) (English summary).

4.11(10)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 and Corporate Headquarters (Phase II) (effective January 1, 2021 to December 31, 2040) (English summary).

4.12(1)	Land Lease with Central Taiwan Science Park Administration relating to the fabs located in Taichung Science Park (effective January 1, 2024 to September 1, 2029) (English summary).

4.13(11)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective January 1, 2025 to December 31, 2044) (English summary).

4.14(11)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective January 1, 2025 to December 31, 2044) (English summary).

4.15(6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective December 1, 2009 to November 30, 2029) (English summary).

4.16(11)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective January 1, 2025 to December 31, 2044) (English summary).

4.17(6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective October 1, 2011 to September 30, 2030) (English summary).

4.18(6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2012 to July 31, 2032) (English summary).

4.19(12)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective January 22, 2014 to July 31, 2032) (English summary).

4.20(6)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective February 1, 2012 to January 31, 2032) (English summary).

4.21(10)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase V、VI、VII) (effective February 1, 2021 to December 31, 2026) (English summary).

4.22(10)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase V、VI、VII) (effective February 1, 2021 to December 31, 2026) (English summary).

4.23(6)	Land Lease with Hsinchu Science Park Administration relating to Fabs 2 and 5 (effective April 1, 2010 to December 31, 2029) (English summary).

4.24(6)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (Phase I and Phase IV bridge) (effective July 21, 2008 to December 31, 2027) (English summary).

4.25(5)	Land Lease with Hsinchu Science Park Administration relating to Fab 8 (effective May 15, 2019 to December 31, 2038) (English summary).

4.26(12)	Land Lease with Hsinchu Science Park Administration relating to Fab 12 (effective December 1, 2014 to December 31, 2033) (English summary).

4.27(12)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective March 1, 2014 to February 28, 2034) (English summary).

4.28(12)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs located in Southern Taiwan Science Park (effective August 1, 2014 to July 31, 2034) (English summary).

4.29	Land Lease with Hsinchu Science Park Administration relating to AP3 located in Longtan Science Park (effective August 1, 2025 to December 31, 2034) (English summary).

4.30(7)
Land Lease with Southern Taiwan Science Park Administration relating to the fabs (AP2B and
F6 bridge) located in Southern Taiwan Science Park (effective March 16, 2015 to March 15,
2035) (English summary).

4.31(7)	Land Lease with Central Taiwan Science Park Administration relating to F15B located in Taichung Science Park (effective March 25, 2015 to December 31, 2034) (English summary).

4.32(1)	Land Lease with Central Taiwan Science Park Administration relating to AP5 located in Taichung Science Park (effective January 1, 2024 to July 26, 2031) (English summary).

4.33(3)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective August 1, 2017 to July 31, 2037) (English summary).

4.34(3)	Land Lease with Hsinchu Science Park Administration relating to F12 (Phase VII) (effective February 1, 2017 to January 31, 2037) (English summary).

4.35	Land Lease with Southern Taiwan Science Park Administration relating to the facility warehouse in Southern Taiwan Science Park (effective December 16, 2025 to November 30, 2038) (English summary).

4.36(5)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective January 1, 2020 to December 31, 2034) (English summary).

4.37(5)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective January 1, 2020 to December 31, 2034) (English summary).

4.38(5)	Land Lease with Hsinchu Science Park Administration relating to Fab12 (Phase 8 and Phase 9) (effective February 5, 2020 to December 31, 2039) (English summary).

4.39(10)	Land Lease with Southern Taiwan Science Park Administration relating to T-Site Water Reclamation Plant (effective April 1, 2020 to March 31, 2040) (English summary).

4.40(10)	Land Lease with Southern Taiwan Science Park Administration relating to T-Site Water Reclamation Plant (effective September 1, 2020 to March 31, 2040) (English summary).

4.41(10)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective October 1, 2020 to September 30, 2040) (English summary).

4.42(10)	Land Lease with Southern Taiwan Science Park Administration relating to a warehouse (effective October 26, 2020 to October 25, 2040) (English summary).

4.43(10)	Land Lease with Southern Taiwan Science Park Administration relating to Fab18 located in Southern Taiwan Science Park (effective October 20, 2020 to October 19, 2040) (English summary).

4.44(10)	Land Lease with Southern Taiwan Science Park Administration relating to Fab14 & Fab18 located in Southern Taiwan Science Park (effective January 6, 2021 to January 5, 2041) (English summary).

4.45(13)	Land Lease with Southern Taiwan Science Park Administration relating to Fab14 & Fab18 located in Southern Taiwan Science Park (effective January 1, 2022 to December 31, 2041) (English summary).

4.46(13)
Land Lease with Central Taiwan Science Park Administration relating to Taichung Zero Waste
Manufacturing Center located in Taichung Science Park (effective June 21, 2021 to June 20,
2041) (English summary).

4.47(13)
Land Lease with Southern Taiwan Science Park Administration relating to the fabs (Fab18 bridge) located in Southern Taiwan Science Park (effective January 1, 2022 to December 31,
2041) (English summary).

4.48(13)	Taiwan Semiconductor Manufacturing Company Ltd. Employee Restricted Stock Awards Rules for Year 2022.

4.49(1)	Taiwan Semiconductor Manufacturing Company Ltd. Employee Restricted Stock Awards Rules for Year 2023.

4.50(1)	Taiwan Semiconductor Manufacturing Company Ltd. Employee Restricted Stock Awards Rules for Year 2024.

4.51(11)	Taiwan Semiconductor Manufacturing Company Limited Global Employee Stock Purchase Plan for ADSs.

4.52(14)	Taiwan Semiconductor Manufacturing Company Limited Employee Stock Purchase Plan for Common Shares.

4.53(14)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective September 1, 2022 to December 31, 2041) (English summary).

4.54(14)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective July 4, 2022 to December 31, 2041) (English summary).

4.55(14)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective November 1, 2022 to December 31, 2041) (English summary).

4.56(14)	Land Lease with Kaohsiung City Government relating to Fab22 (effective August 1, 2022 to December 31, 2026) (English summary).

4.57	Land Lease with Hsinchu Science Park Administration relating to the Fab located in Longtan Science Park (effective August 1, 2025 to December 31, 2042) (English summary).

4.58(14)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective March 1, 2023 to December 31, 2042) (English summary).

4.59(1)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective June 1, 2023 to December 31, 2042) (English summary).

4.60(1)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective July 14, 2023 to December 31, 2042) (English summary).

4.61(1)	Land Lease with Southern Taiwan Science Park Administration relating to the fabs (Fab 14 bridge) located in Southern Taiwan Science Park (effective June 1, 2023 to May 31, 2043) (English summary).

4.62	Land Lease with Southern Taiwan Science Park Administration relating to AP7 (effective September 5, 2025 to June 30, 2043) (English summary).

4.63(11)	Land Lease with Southern Taiwan Science Park Administration relating to AP8P1 (effective November 20, 2024 to December 31, 2044) (English summary).

4.64	Land Lease with Southern Taiwan Science Park Administration relating to AP8P1 (effective January 16, 2026 to December 31, 2044) (English summary).

4.65(11)	Land Lease with Kaohsiung City Government relating to Fab22 (effective September 1, 2024 to December 31, 2026) (English summary).

4.66(11)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective November 1, 2024 to October 31, 2044) (English summary).

4.67(11)	Land Lease with Hsinchu Science Park Administration relating to Fab20 (effective February 3, 2025 to December 31, 2044) (English summary).

4.68(11)	Land Lease with Hsinchu Science Park Administration relating to HR Talents Training Center (effective January 1, 2025 to December 31, 2044) (English summary).

4.69(11)	Land Lease with Hsinchu Science Park Administration relating to HR Talents Training Center (effective January 1, 2025 to December 31, 2044) (English summary).

4.70(11)
Land Lease with Southern Taiwan Science Park Administration relating to Tainan Zero Waste
Manufacturing Center located in Tainan Science Park (effective April 1, 2025 to March 31,
2045) (English summary).

4.71(11)
Land Lease with Southern Taiwan Science Park Administration relating to Tainan Zero Waste
Manufacturing Center located in Tainan Science Park (effective April 1, 2025 to March 31,
2045) (English summary).

4.72	Land Lease with Central Taiwan Science Park Administration relating to F25 located in Taichung Science Park (effective June 2, 2025 to December 31, 2044) (English summary).

4.73	Land Lease with Southern Taiwan Science Park Administration relating to AP8 (effective December 1, 2025 to June 30, 2043) (English summary).

4.74	Land Lease with Southern Taiwan Science Park Administration relating to AP7 (effective August 22, 2025 to June 30, 2043) (English summary).

4.75	Land Lease with Southern Taiwan Science Park Administration relating to AP7 (effective December 25, 2025 to June 30, 2043) (English summary).

4.76	Land Lease with Kaohsiung City Government relating to Fab22 (effective June 20, 2025 to December 31, 2026) (English summary).

4.77	Land Lease with Southern Taiwan Science Park Administration relating to Fab14 & Fab18 located in Southern Taiwan Science Park (effective February 1, 2026 to January 31, 2031) (English summary).

8.1	Subsidiaries of Taiwan Semiconductor Manufacturing Company Limited.

11.1(11)	Insider Trading Rules of Taiwan Semiconductor Manufacturing Company Limited.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

15.1	Consent of Deloitte & Touche.

17(14)	Issuers of Guaranteed Securities.

97(1)	Taiwan Semiconductor Manufacturing Company Limited Clawback Policy.

101.INS	iXBRL Instance Document. (Embedded within the Inline XBRL document)

101.SCH	iXBRL Taxonomy Extension Schema Document.

101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	iXBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	iXBRL Taxonomy Extension Label Linkbase Document.

101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File. (Embedded within the Inline XBRL document)
(1)Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed by TSMC on April 18, 2024.
(2)Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed by TSMC on May 9, 2002.
(3)Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2017, filed by TSMC on April 19, 2018.
(4)Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2018, filed by TSMC on April 17, 2019.
(5)Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2019, filed by TSMC on April 15, 2020.
(6)Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2013, filed by TSMC on April 14, 2014.
(7)Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2015, filed by TSMC on April 11, 2016.
(8)Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2016, filed by TSMC on April 13, 2017.

(9)Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 1998, filed by TSMC on April 30, 1999.
(10)Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2020, filed by TSMC on April 16, 2021.
(11)Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed by TSMC on April 17, 2025
(12)Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2014, filed by TSMC on April 13, 2015.
(13)Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed by TSMC on April 14, 2022.
(14)Previously filed in TSMC’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed by TSMC on April 20, 2023.
(P)Paper filing.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned.
Date: April 16, 2026

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Wendell Huang
Name:	Wendell Huang
Title:	Senior Vice President, Finance and Chief Financial Officer / Spokesperson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
Taiwan Semiconductor Manufacturing Company Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Taiwan Semiconductor
Manufacturing Company Limited (a Republic of China corporation) and subsidiaries (the “Company”) as of
December 31, 2024 and 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the
International Accounting Standards Board (IASB).
Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board
(United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
1.We read the Company’s policy and understood the criteria used to determine when to commence depreciation.
2.We tested the effectiveness of the controls over the evaluation of when to commence depreciation of EUI/
CIP.
3.We sampled the year-end balance of EUI/CIP and performed the following for each selection:
a.Evaluated whether the selection did not meet the criteria specified by the Company for commencement of depreciation.
b.Observed the assets and evaluated their status.
4.We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation during the year.
5.We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation subsequent to year end.
/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 16, 2026
We have served as the Company’s auditor since 1987.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2024	December 31, 2025
		NT$	NT$	US$
				(Note 3)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	7	$2,127,627.0	$2,767,856.4	$88,232.6
Financial assets at fair value through profit or loss	8	207.7	100.2	3.2
Financial assets at fair value through other comprehensive income	9	192,202.7	175,692.7	5,600.7
Financial assets at amortized cost	10	101,971.3	124,945.5	3,983.0
Hedging financial assets	11	11.0	-	-
Notes and accounts receivable, net	12	270,683.2	279,051.6	8,895.5
Receivables from related parties	34	1,404.5	2,739.5	87.3
Other receivables from related parties	34	0.2	268.1	8.5
Inventories	6, 13	287,868.8	288,109.5	9,184.2
Other financial assets	30, 31, 35	63,138.3	59,702.9	1,903.2
Other current assets	30, 31	43,237.4	118,664.4	3,782.7

Total current assets		3,088,352.1	3,817,130.8	121,680.9

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	8	15,199.8	15,032.1	479.2
Financial assets at fair value through other comprehensive income	9	7,822.9	8,797.2	280.5
Financial assets at amortized cost	10	88,596.5	110,507.8	3,522.7
Investments accounted for using equity method	14	37,247.8	37,851.9	1,206.6
Property, plant and equipment	6, 15, 30	3,234,980.1	3,691,840.9	117,687.0
Right-of-use assets	6, 16	40,128.4	43,918.9	1,400.0
Intangible assets	6, 17	26,282.5	24,952.6	795.4
Deferred income tax assets	6, 26	65,943.3	62,940.3	2,006.4
Refundable deposits		5,495.9	4,242.6	135.3
Other noncurrent assets	30, 31	81,715.4	115,627.4	3,685.9

Total noncurrent assets		3,603,412.6	4,115,711.7	131,199.0

TOTAL		$6,691,764.7	$7,932,842.5	$252,879.9
				(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (In Millions of New Taiwan Dollars or U.S. Dollars)

	Notes	December 31, 2024	December 31, 2025
		NT$	NT$	US$
				(Note 3)

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss	8	$466.5	$3,083.9	$98.3
Hedging financial liabilities	11	-	0.8	-
Accounts payable		72,800.6	82,551.6	2,631.6
Payables to related parties	34	1,426.0	1,778.7	56.7
Salary and bonus payable		47,451.5	63,872.9	2,036.1
Accrued profit sharing bonus to employees and compensation to directors	29	70,871.2	103,355.3	3,294.7
Payables to contractors and equipment suppliers		192,635.2	177,730.3	5,665.6
Cash dividends payable	21	220,418.8	285,258.1	9,093.3
Income tax payable	6, 26	191,569.4	266,732.6	8,502.8
Long-term liabilities - current portion	18, 19, 31	59,857.9	136,925.7	4,364.9
Accrued expenses and other current liabilities	6, 16, 22, 31	451,158.8	401,124.1	12,786.9

Total current liabilities		1,308,655.9	1,522,414.0	48,530.9

NONCURRENT LIABILITIES
Bonds payable	18, 31	926,604.5	856,227.5	27,294.5
Long-term bank loans	19, 31	31,824.4	39,834.5	1,269.8
Deferred income tax liabilities	6, 26	3,988.5	3,888.8	124.0
Lease liabilities	16	28,755.3	31,595.0	1,007.2
Net defined benefit liability	20	7,580.7	6,012.3	191.6
Guarantee deposits		845.6	764.2	24.3
Others	22	104,238.2	75,887.0	2,419.1

Total noncurrent liabilities		1,103,837.2	1,014,209.3	32,330.5

Total liabilities		2,412,493.1	2,536,623.3	80,861.4

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock	21	259,327.3	259,325.3	8,266.6
Capital surplus	21, 28	73,260.8	73,445.6	2,341.3
Retained earnings	21
Appropriated as legal capital reserve		311,147.0	311,147.0	9,918.6
Appropriated as special capital reserve		-	87,284.5	2,782.4
Unappropriated earnings		3,561,826.4	4,640,512.7	147,928.4
		3,872,973.4	5,038,944.2	160,629.4

Others	21, 28	38,705.0	(16,676.4)	(531.6)

Equity attributable to shareholders of the parent		4,244,266.5	5,355,038.7	170,705.7
NON - CONTROLLING INTERESTS		35,005.1	41,180.5	1,312.8

Total equity		4,279,271.6	5,396,219.2	172,018.5

TOTAL		$6,691,764.7	$7,932,842.5	$252,879.9

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2023	2024	2025
		NT$	NT$	NT$	US$
					(Note 3)

NET REVENUE	6, 22, 34, 38	$2,161,735.8	$2,894,307.7	$3,809,054.3	$121,423.5

COST OF REVENUE	6, 13, 29, 34, 37	986,625.2	1,269,954.1	1,527,760.3	48,701.3

GROSS PROFIT		1,175,110.6	1,624,353.6	2,281,294.0	72,722.2

OPERATING EXPENSES	6, 29, 34
Research and development		182,370.2	204,181.8	246,427.2	7,855.5
General and administrative		60,872.8	83,745.0	82,304.3	2,623.7
Marketing		10,590.7	13,143.6	16,918.1	539.3

Total operating expenses		253,833.7	301,070.4	345,649.6	11,018.5

OTHER OPERATING INCOME AND EXPENSES, NET	15, 29, 37	188.7	(1,230.2)	447.3	14.2

INCOME FROM OPERATIONS	38	921,465.6	1,322,053.0	1,936,091.7	61,717.9

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates		4,800.2	4,880.7	5,488.5	174.9
Interest Income	23	60,293.9	87,213.4	105,739.1	3,370.7
Other income		480.0	566.9	591.7	18.9
Foreign exchange gain (loss), net		(2,685.4)	10,000.8	13,831.3	440.9
Finance costs	24	(11,999.4)	(10,495.4)	(12,370.4)	(394.3)
Other gains and losses, net	25	6,961.6	(8,379.4)	(7,717.2)	(246.0)

Total non-operating income and expenses		57,850.9	83,787.0	105,563.0	3,365.1

INCOME BEFORE INCOME TAX		979,316.5	1,405,840.0	2,041,654.7	65,083.0

INCOME TAX EXPENSE	6, 26	128,288.8	248,316.1	346,529.8	11,046.5

NET INCOME		851,027.7	1,157,523.9	1,695,124.9	54,036.5

OTHER COMPREHENSIVE INCOME (LOSS)	6, 20, 21, 26
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation		(623.4)	144.4	(693.3)	(22.1)
Unrealized gain on investments in equity instruments at fair value through other comprehensive income		1,954.6	5,091.9	745.3	23.8
Gain (loss) on hedging instruments		39.9	5.0	(31.0)	(1.0)
Share of other comprehensive income (loss) of associates		42.6	(69.4)	(113.2)	(3.6)
Income tax benefit (expense) related to items that will not be reclassified subsequently		124.6	(38.9)	138.6	4.4

		1,538.3	5,133.0	46.4	1.5

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(14,464.4)	64,299.7	(60,951.7)	(1,943.0)
Unrealized gain on investments in debt instruments at fair value through other comprehensive income		4,123.2	1,949.9	4,689.0	149.4
					(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(In Millions of New Taiwan Dollars or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

	Notes	2023	2024	2025
		NT$	NT$	NT$	US$
					(Note 3)

Loss on hedging instruments		$(74.7)	$(80.2)	$(81.2)	$(2.6)
Share of other comprehensive income (loss) of associates		63.9	283.3	(29.0)	(0.9)

		(10,352.0)	66,452.7	(56,372.9)	(1,797.1)

Other comprehensive income (loss), net of income tax		(8,813.7)	71,585.7	(56,326.5)	(1,795.6)

TOTAL COMPREHENSIVE INCOME		$842,214.0	$1,229,109.6	$1,638,798.4	$52,240.9

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$851,740.0	$1,158,380.2	$1,697,604.0	$54,115.5
Non-controlling interests		(712.3)	(856.3)	(2,479.1)	(79.0)

		$851,027.7	$1,157,523.9	$1,695,124.9	$54,036.5

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$843,751.9	$1,230,949.1	$1,640,975.3	$52,310.3
Non-controlling interests		(1,537.9)	(1,839.5)	(2,176.9)	(69.4)

		$842,214.0	$1,229,109.6	$1,638,798.4	$52,240.9

EARNINGS PER SHARE	27
Basic earnings per share		$32.85	$44.68	$65.47	$2.09
Diluted earnings per share		$32.85	$44.67	$65.47	$2.09

EARNINGS PER EQUIVALENT ADS
Basic earnings per share		$164.24	$223.39	$327.37	$10.44
Diluted earnings per share		$164.24	$223.37	$327.34	$10.43

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (In Millions of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock			Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation
	Shares (In Millions)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total					Total	Treasury Stock	Total	Non- controlling Interests	Total Equity
BALANCE, JANUARY 1, 2023	25,930.3	$259,303.8	$69,330.3	$311,147.0	$3,154.3	$2,280,589.9	$2,594,891.2	$(11,743.3)	$(10,056.4)	$1,479.3	$(185.2)	$(20,505.6)	$-	$2,903,019.7	$14,812.7	$2,917,832.4
Appropriations of earnings
Special capital reserve	-	-	-	-	(3,154.3)	3,154.3	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(317,663.2)	(317,663.2)	-	-	-	-	-	-	(317,663.2)	-	(317,663.2)
Total	-	-	-	-	(3,154.3)	(314,508.9)	(317,663.2)	-	-	-	-	-	-	(317,663.2)	-	(317,663.2)
Net income	-	-	-	-	-	851,740.0	851,740.0	-	-	-	-	-	-	851,740.0	(712.3)	851,027.7
Other comprehensive income (loss), net of income tax	-	-	-	-	-	(484.9)	(484.9)	(13,573.5)	6,108.4	(38.2)	-	(7,503.3)	-	(7,988.2)	(825.5)	(8,813.7)
Total comprehensive income (loss)	-	-	-	-	-	851,255.1	851,255.1	(13,573.5)	6,108.4	(38.2)	-	(7,503.3)	-	843,751.8	(1,537.8)	842,214.0
Disposal of investments accounted for using equity method	-	-	(18.1)	-	-	-	-	-	-	-	-	-	-	(18.1)	(0.4)	(18.5)
Employee restricted shares retired	(0.4)	(4.2)	4.2	-	-	4.6	4.6	-	-	-	-	-	-	4.6	-	4.6
Share-based payment arrangements	2.1	21.1	564.9	-	-	-	-	-	-	-	(108.3)	(108.3)	-	477.7	-	477.7
Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	151.9	151.9	-	(151.9)	-	-	(151.9)	-	-	-	-
Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(45.2)	-	(45.2)	-	(45.2)	-	(45.2)
From share of changes in equities of subsidiaries	-	-	(21.3)	-	-	-	-	-	-	-	-	-	-	(21.3)	11,266.0	11,244.7
Donation from shareholders	-	-	16.4	-	-	-	-	-	-	-	-	-	-	16.4	-	16.4
Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(196.4)	(196.4)
BALANCE, DECEMBER 31, 2023	25,932.0	259,320.7	69,876.4	311,147.0	-	2,817,492.6	3,128,639.6	(25,316.8)	(4,099.9)	1,395.9	(293.5)	(28,314.3)	-	3,429,522.4	24,344.1	3,453,866.5
Appropriations of earnings
Cash dividends to shareholders	-	-	-	-	-	(414,915.5)	(414,915.5)	-	-	-	-	-	-	(414,915.5)	-	(414,915.5)
Total	-	-	-	-	-	(414,915.5)	(414,915.5)	-	-	-	-	-	-	(414,915.5)	-	(414,915.5)
Net income	-	-	-	-	-	1,158,380.2	1,158,380.2	-	-	-	-	-	-	1,158,380.2	(856.3)	1,157,523.9
Other comprehensive income (loss), net of income tax	-	-	-	-	-	126.0	126.0	65,579.8	6,948.8	(85.7)	-	72,442.9	-	72,568.9	(983.2)	71,585.7
Total comprehensive income (loss)	-	-	-	-	-	1,158,506.2	1,158,506.2	65,579.8	6,948.8	(85.7)	-	72,442.9	-	1,230,949.1	(1,839.5)	1,229,109.6
Employee restricted shares retired	(1.4)	(14.0)	14.0	-	-	19.9	19.9	-	-	-	-	-	-	19.9	-	19.9
Share-based payment arrangements	5.3	53.1	2,584.3	-	-	-	-	-	-	-	(1,414.6)	(1,414.6)	-	1,222.8	-	1,222.8
Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	-	(3,089.2)	(3,089.2)	-	(3,089.2)
Treasury stock retired	(3.2)	(32.5)	(7.1)	-	-	(3,049.6)	(3,049.6)	-	-	-	-	-	3,089.2	-	-	-
Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	3,772.8	3,772.8	-	(4,009.1)	-	-	(4,009.1)	-	(236.3)	236.3	-
Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	0.1	-	0.1	-	0.1	-	0.1
Adjustments to share of changes in equities of associates	-	-	870.0	-	-	-	-	-	-	-	-	-	-	870.0	-	870.0
From difference between the consideration received and the carrying amount of the subsidiaries' net assets during actual disposal	-	-	5.3	-	-	-	-	-	-	-	-	-	-	5.3	(4.3)	1.0
From share of changes in equities of subsidiaries	-	-	(91.0)	-	-	-	-	-	-	-	-	-	-	(91.0)	6,918.8	6,827.8
																(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (In Millions of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock			Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation
	Shares (In Millions)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total					Total	Treasury Stock	Total	Non- controlling Interests	Total Equity
Donation from shareholders	-	$-	$8.9	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$8.9	$-	$8.9
Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	5,349.7	5,349.7
BALANCE, DECEMBER 31, 2024	25,932.7	259,327.3	73,260.8	311,147.0	-	3,561,826.4	3,872,973.4	40,263.0	(1,160.2)	1,310.3	(1,708.1)	38,705.0	-	4,244,266.5	35,005.1	4,279,271.6
Appropriations of earnings
Special capital reserve	-	-	-	-	87,284.5	(87,284.5)	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(531,618.4)	(531,618.4)	-	-	-	-	-	-	(531,618.4)	-	(531,618.4)
Total	-	-	-	-	87,284.5	(618,902.9)	(531,618.4)	-	-	-	-	-	-	(531,618.4)	-	(531,618.4)
Net income	-	-	-	-	-	1,697,604.0	1,697,604.0	-	-	-	-	-	-	1,697,604.0	(2,479.1)	1,695,124.9
Other comprehensive income (loss), net of income tax	-	-	-	-	-	(559.9)	(559.9)	(61,282.1)	5,308.8	(95.5)	-	(56,068.8)	-	(56,628.7)	302.2	(56,326.5)
Total comprehensive income (loss)	-	-	-	-	-	1,697,044.1	1,697,044.1	(61,282.1)	5,308.8	(95.5)	-	(56,068.8)	-	1,640,975.3	(2,176.9)	1,638,798.4
Employee restricted shares retired	(0.2)	(2.0)	2.1	-	-	4.0	4.0	-	-	-	-	-	-	4.1	-	4.1
Share-based payment arrangements	-	-	(21.9)	-	-	-	-	-	-	-	1,231.1	1,231.1	-	1,209.2	-	1,209.2
Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	541.1	541.1	-	(557.1)	-	-	(557.1)	-	(16.0)	16.0	-
Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	13.4	-	13.4	-	13.4	-	13.4
Adjustments to share of changes in equities of associates	-	-	192.8	-	-	-	-	-	-	-	-	-	-	192.8	-	192.8
From share of changes in equities of subsidiaries	-	-	(14.9)	-	-	-	-	-	-	-	-	-	-	(14.9)	7.9	(7.0)
Donation from shareholders	-	-	26.7	-	-	-	-	-	-	-	-	-	-	26.7	0.1	26.8
Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,328.3	8,328.3
BALANCE, DECEMBER 31, 2025	25,932.5	$259,325.3	$73,445.6	$311,147.0	$87,284.5	$4,640,512.7	$5,038,944.2	$(21,019.1)	$3,591.5	$1,228.2	$(477.0)	$(16,676.4)	$-	$5,355,038.7	$41,180.5	$5,396,219.2
BALANCE, DECEMBER 31, 2025 (IN MILLIONS OF US$ - Note 3)		$8,266.6	$2,341.3	$9,918.6	$2,782.4	$147,928.4	$160,629.4	$(670.0)	$114.5	$39.1	$(15.2)	$(531.6)	$-	$170,705.7	$1,312.8	$172,018.5

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries CONSOLIDATED STATEMENTS OF CASH FLOWS (In Millions of New Taiwan Dollars or U.S. Dollars)

	2023	2024	2025
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$979,316.5	$1,405,840.0	$2,041,654.7	$65,083.0
Adjustments for:
Depreciation expense	522,932.7	653,610.5	679,684.0	21,666.7
Amortization expense	9,258.2	9,186.1	8,412.4	268.2
Expected credit losses recognized (reversal) on investments in debt instruments	35.7	49.9	(3.9)	(0.1)
Finance costs	11,999.4	10,495.4	12,370.4	394.3
Share of profits of associates	(4,800.2)	(4,880.7)	(5,488.5)	(175.0)
Interest income	(60,293.9)	(87,213.4)	(105,739.1)	(3,370.7)
Share-based compensation	483.0	1,242.7	1,246.1	39.7
Loss on disposal or retirement of property, plant and equipment, net	369.1	2,597.9	1,581.0	50.4
Loss (gain) on disposal or retirement of intangible assets, net	(3.0)	-	4.5	0.2
Impairment loss on property, plant and equipment	-	1,150.5	782.0	24.9
Loss (gain) on financial instruments at fair value through profit or loss, net	(12.4)	137.7	(353.1)	(11.2)
Loss on disposal of investments in debt instruments at fair value through other comprehensive income, net	473.9	683.1	200.2	6.4
Gain on disposal of investments accounted for using equity method, net	(15.8)	(7.1)	-	-
Loss from disposal of subsidiaries	-	-	168.0	5.4
Loss (gain) on foreign exchange, net	(246.7)	4,576.3	4,308.9	137.4
Dividend income	(464.1)	(566.9)	(591.7)	(18.9)
Others	(338.0)	(435.7)	1,049.2	33.5
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	289.6	842.6	8,436.2	268.9
Notes and accounts receivable, net	28,442.0	(69,369.4)	(8,368.3)	(266.8)
Receivables from related parties	959.5	(780.1)	(1,335.0)	(42.6)
Other receivables from related parties	(2.9)	71.7	(267.9)	(8.5)
Inventories	(29,847.9)	(36,871.7)	(240.7)	(7.7)
Other financial assets	1,878.7	(2,377.5)	64,524.9	2,056.9
Other current assets	(12,530.9)	(15,537.3)	(74,620.3)	(2,378.7)
Other noncurrent assets	(720.3)	(3,862.0)	(38,798.1)	(1,236.8)
Accounts payable	847.0	17,073.8	9,751.0	310.8
Payables to related parties	(76.3)	(140.3)	352.7	11.2
Salary and bonus payable	(3,234.9)	14,250.9	16,421.4	523.5
Accrued profit sharing bonus to employees and compensation to directors	(11,031.6)	20,154.3	32,484.1	1,035.5
Accrued expenses and other current liabilities	(44,466.7)	74,659.4	(103,215.5)	(3,290.3)
Other noncurrent liabilities	13,329.9	16,768.7	385.1	12.3
Net defined benefit liability	(687.2)	(1,532.2)	(2,261.6)	(72.1)
Cash generated from operations	1,401,842.4	2,009,817.2	2,542,533.1	81,049.8
Income taxes paid	(159,875.1)	(183,640.1)	(267,557.5)	(8,529.1)

Net cash generated by operating activities	1,241,967.3	1,826,177.1	2,274,975.6	72,520.7
				(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries CONSOLIDATED STATEMENTS OF CASH FLOWS (In Millions of New Taiwan Dollars or U.S. Dollars)

	2023	2024	2025
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	$(14,142.1)	$(1,178.8)	$(260.1)	$(8.3)
Financial assets at fair value through other comprehensive income	(62,752.0)	(87,787.5)	(66,823.2)	(2,130.2)
Financial assets at amortized cost	(149,387.9)	(151,656.4)	(188,288.6)	(6,002.2)
Hedging financial instruments	-	-	(631.6)	(20.1)
Investments accounted for using equity method	-	(3,738.8)	-	-
Property, plant and equipment	(949,816.8)	(956,006.5)	(1,272,410.5)	(40,561.4)
Intangible assets	(5,518.4)	(8,875.7)	(10,146.9)	(323.5)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	35,698.6	67,684.5	80,052.3	2,551.9
Financial assets at amortized cost	134,605.8	118,350.9	138,203.7	4,405.6
Property, plant and equipment	703.9	894.6	797.0	25.4
Intangible assets	3.1	57.2	-	-
Derecognition of derivative financial instruments	-	-	(5,703.1)	(181.8)
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	128.0	325.9	101.5	3.2
Derecognition of hedging financial instruments	68.2	118.3	566.9	18.1
Interest received	55,887.2	76,434.1	98,954.7	3,154.5
Proceeds from government grants - property, plant and equipment	47,544.7	75,164.0	76,258.8	2,431.0
Proceeds from government grants - others	1.2	0.3	-	-
Other dividends received	445.1	541.8	635.1	20.3
Dividends received from investments accounted for using equity method	3,076.5	2,965.2	3,304.5	105.3
Increase in prepayments for leases	(63.2)	(99.4)	(39.8)	(1.3)
Refundable deposits paid	(4,056.5)	(1,304.8)	(420.2)	(13.4)
Refundable deposits refunded	1,454.0	3,268.3	1,456.1	46.4

Net cash used in investing activities	(906,120.6)	(864,842.8)	(1,144,393.4)	(36,480.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in hedging financial liabilities - bank loans	27,908.6	(26,496.6)	335.1	10.7
Proceeds from issuance of bonds	85,700.0	34,300.0	86,900.0	2,770.2
Repayment of bonds	(18,100.0)	(7,000.0)	(54,310.0)	(1,731.3)
Proceeds from long-term bank loans	2,450.0	30,897.0	10,658.4	339.8
Repayment of long-term bank loans	(1,756.9)	(2,295.6)	(2,710.0)	(86.4)
Payments for transaction costs attributable to the issuance of bonds	(88.7)	(35.7)	(90.3)	(2.9)
Treasury stock acquired	-	(3,089.2)	-	-
Repayment of the principal portion of lease liabilities	(2,854.3)	(2,873.7)	(3,496.5)	(111.4)
Interest paid	(17,359.0)	(18,751.2)	(19,128.8)	(609.8)
Guarantee deposits received	230.1	5.0	3.0	-
Guarantee deposits refunded	(367.4)	(93.3)	(48.5)	(1.5)
Cash dividends	(291,721.9)	(363,055.2)	(466,779.2)	(14,879.8)
				(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries CONSOLIDATED STATEMENTS OF CASH FLOWS (In Millions of New Taiwan Dollars or U.S. Dollars)

	2023	2024	2025
	NT$	NT$	NT$	US$
				(Note 3)
Disposal of ownership interests in subsidiaries (without losing control)	$-	$1.0	$-	$-
Donation from shareholders	16.5	8.9	26.8	0.9
Increase in non-controlling interests	11,048.8	12,177.6	8,295.4	264.4

Net cash used in financing activities	(204,894.2)	(346,301.0)	(440,344.6)	(14,037.1)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(8,338.8)	47,165.9	(50,008.2)	(1,594.1)
NET INCREASE IN CASH AND CASH EQUIVALENTS	122,613.7	662,199.2	640,229.4	20,409.0
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,342,814.1	1,465,427.8	2,127,627.0	67,823.6
CASH AND CASH EQUIVALENTS, END OF YEAR	$1,465,427.8	$2,127,627.0	$2,767,856.4	$88,232.6

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

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
2. THE AUTHORIZATION OF FINANCIAL STATEMENTS
The accompanying consolidated financial statements were authorized for issuance by the management on
April 16, 2026.
3. U.S. DOLLAR AMOUNTS
TSMC and its subsidiaries (collectively as the “Company”) maintain its accounts and express its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board of the United States, which was NT$31.37 to US$1.00 as of December 31, 2025. The convenient translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
4. APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING
STANDARDS (IFRS), INTERNATIONAL ACCOUNTING STANDARDS (IAS), IFRIC
INTERPRETATIONS (IFRIC), AND SIC INTERPRETATIONS (SIC) ISSUED BY THE
INTERNATIONAL ACCOUNTING STANDARDS BOARD (IASB) (collectively, “IFRS Accounting
Standards”)
a.New and revised standards, amendments and interpretations in issue but not yet effective

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB
Amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments” - the amendments to the application guidance of classification of financial assets	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
(Continued)

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB
Amendments to IFRS 9 and IFRS 7 “Contracts Referencing Nature- dependent Electricity”	January 1, 2026
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027
(Concluded)
IFRS 18 “Presentation and Disclosure in Financial Statements” and consequential amendments
IFRS 18 will supersede IAS 1 “Presentation of Financial Statements”. The main changes comprise:
•Items of income and expenses included in the statement of profit or loss shall be classified into the operating, investing, financing, income taxes and discontinued operations categories.
•The statement of profit or loss shall present totals and subtotals for operating profit or loss, profit or loss before financing and income taxes and profit or loss.
•Provides guidance to enhance the requirements of aggregation and disaggregation: The Company shall identify the assets, liabilities, equity, income, expenses and cash flows that arise from individual transactions or other events and shall classify and aggregate them into groups based on shared characteristics, so as to result in the presentation in the primary financial statements of line items that have at least one similar characteristic. The Company shall disaggregate items with dissimilar characteristics in the primary financial statements and in the notes. The Company labels items as “other” only if it cannot find a more informative label.
In addition, a consequential amendment has been made to IAS 7 “Statement of Cash Flows”, requiring the Company to use operating profit or loss as the starting point when presenting cash flows from operating activities under the indirect method.
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

Basis of Consolidation
The basis of preparation and the basis for the consolidated financial statements
The consolidated financial statements incorporate the financial statements of TSMC and entities controlled by TSMC (its subsidiaries).
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
a.the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and
b.the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interest.
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

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2024	December 31, 2025	Note
TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	a)
					(Continued)

				Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	Establishment and Operating Location	December 31, 2024	December 31, 2025	Note
TSMC	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	-
	TSMC Global Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsinchu, Taiwan	67%	67%	-
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	-
	Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Kumamoto, Japan	73%	73%	-
	European Semiconductor Manufacturing Company (ESMC) GmbH (ESMC)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Dresden, Germany	70%	70%	-
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start- up companies	Cayman Islands	98%	-	b), c)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start- up companies	Cayman Islands	98%	-	b), c)
	Emerging Fund, L.P. (Emerging Fund)	Investing in technology start- up companies	Cayman Islands	99.9%	99.9%	b)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start- up companies	Cayman Islands	100%	-	b), c)
TSMC Development	TSMC Washington, LLC (TSMC Washington)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	-
					(Concluded)
Note a:This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.
Note b:This is an immaterial subsidiary for which the consolidated financial statements for the year ended, are audited by the Company’s independent auditors.
Note c:VTAF II/VTAF III and the Growth Fund have completed the liquidation procedures respectively in the first quarter and the second quarter of 2025.

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

a.Category of financial assets and measurement
Financial assets are classified into the following categories: financial assets at FVTPL, investments in debt instruments and equity instruments at FVTOCI, and financial assets at amortized cost.
1)Financial asset at FVTPL
For certain financial assets which include debt instruments that do not meet the criteria of amortized cost or FVTOCI, it is mandatorily required to measure them at FVTPL. Any gain or loss arising from remeasurement is recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest earned on the financial asset.
2)Investments in debt instruments at FVTOCI
Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of collecting contractual cash flows and selling the financial assets, are measured at FVTOCI.
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
3)Investments in equity instruments at FVTOCI
On initial recognition, the Company may irrevocably designate investments in equity investments that is not held for trading as at FVTOCI.
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
4)Measured at amortized cost
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
b.Impairment of financial assets
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
c.Derecognition of financial assets
The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.
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
a.Fair value hedge
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
b.Cash flow hedge
The Company designates certain hedging instruments, such as forward exchange contracts and bank deposits denominated in foreign currency, to partially hedge its foreign exchange rate risks associated with certain highly probable forecast transactions (e.g. capital expenditures). The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When forecast transactions actually take place, the accumulated gains or losses that were recognized in other comprehensive income are transferred from equity to the initial cost of the hedged items, or reclassified to finance costs of hedged items in the same period or periods during which the hedged expected future cash flows affect profit or loss. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.
The Company prospectively discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised.
c.Hedges of net investments in foreign operations
The Company designates certain hedging instruments, such as bank loans denominated in foreign currency, as a hedge of net investments in foreign operations to manage the exchange differences arising on translation of foreign operations due to currency fluctuations. Any gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income and accumulated under the heading of foreign currency translation reserve. The gains or losses relating to the ineffective portion are recognized immediately in profit or loss.
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
Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of a cash-
generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash generating unit and then to the other assets of the cash generating unit pro rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Tangible assets, right-of-use assets and other intangible assets
At the end of each reporting period, the Company reviews the carrying amounts of its tangible assets
(property, plant and equipment), right-of-use assets and other intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-
generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.
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
Share-based payment arrangements
a.Equity-settled share-based payment arrangements
Restricted shares for employees are expensed on a straight-line basis over the vesting period, based on the fair value at the grant date and the Company’s best estimate of the number expected to ultimately vest, with a corresponding increase in other equity - unearned stock-based employee compensation.
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
b.Cash-settled share-based payment arrangements
For cash-settled share-based payments, a liability is recognized for the services acquired, measured at the fair value of the liability incurred. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss.

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
Deferred tax assets are generally recognized for all deductible temporary differences, net operating loss carryforwards and tax credits arising from purchases of machinery and equipment and research and development expenditures to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.
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
7.    CASH AND CASH EQUIVALENTS

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

Cash and deposits in banks	$2,120,674.8	$2,761,829.9
Government bonds/Agency bonds	-	2,627.1
Money market funds	2,826.7	2,056.7
Repurchase agreements	2,127.0	1,342.7
Commercial paper	1,998.5	-

	$2,127,627.0	$2,767,856.4
Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.
8.      FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

Financial assets

Convertible preferred stocks	$14,181.8	$13,608.8
Mutual funds	886.9	1,297.5
Simple agreement for future equity	131.1	125.8
Forward exchange contracts	207.7	100.2

	$15,407.5	$15,132.3
		(Continued)

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

Current	$207.7	$100.2
Noncurrent	15,199.8	15,032.1

	$15,407.5	$15,132.3
Financial liabilities

Forward exchange contracts	$466.5	$3,083.9
		(Concluded)
The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting.
Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.
Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Millions)

December 31, 2024

Sell US$	January 2025 to March 2025	US$3,331.4
Sell JPY	January 2025	JPY45,234.0

December 31, 2025

Sell US$	January 2026 to March 2026	US$9,234.0
Sell JPY	January 2026	JPY6,096.0
9.     FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

Investments in debt instruments at FVTOCI
Corporate bonds	$108,612.1	$88,636.1
Agency mortgage-backed securities	46,611.4	49,150.8
Government bonds/Agency bonds	20,645.9	25,437.5
Asset-backed securities	11,490.5	8,512.2
	187,359.9	171,736.6
		(Continued)

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	$7,822.9	$8,797.2
Publicly traded stocks	4,842.8	3,956.1
	12,665.7	12,753.3

	$200,025.6	$184,489.9

Current	$192,202.7	$175,692.7
Noncurrent	7,822.9	8,797.2

	$200,025.6	$184,489.9
		(Concluded)
These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as financial assets at FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.
For the years ended December 31, 2023, 2024 and 2025, as the Company adjusted its investment portfolio, equity investments designated at FVTOCI were divested for NT$272.0 million, NT$6,190.0 million and
NT$940.7 million, respectively. The related other equity-unrealized gain/loss on financial assets at
FVTOCI of NT$151.9 million, NT$3,772.8 million and NT$541.1 million were transferred to increase retained earnings, respectively.
As of December 31, 2024 and 2025, the cumulative loss allowance for expected credit loss of NT$63.1 million and NT$43.8 million was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 33 for information relating to the credit risk management and expected credit loss.
10.  FINANCIAL ASSETS AT AMORTIZED COST

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

Corporate bonds	$172,092.0	$231,374.0
Government bonds/Agency bonds	4,379.5	4,213.5
Commercial paper	14,221.7	-
Less: Allowance for impairment loss	(125.4)	(134.2)

	$190,567.8	$235,453.3

Current	$101,971.3	$124,945.5
Noncurrent	88,596.5	110,507.8

	$190,567.8	$235,453.3

Refer to Note 33 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.
11.   HEDGING FINANCIAL INSTRUMENTS

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

Financial assets- current

Fair value hedges
Interest rate futures contracts	$11.0	$-

Financial liabilities- current

Fair value hedges
Interest rate futures contracts	$-	$0.8
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
Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.
The following tables summarize the information relating to the hedges of interest rate risks.
December 31, 2024

Hedging Instruments	Contract Amount (US$ in Millions)	Maturity

Interest rate futures contracts - US Treasury futures	US$40.4	March 2025

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments
	NT$	NT$
	(In Millions)	(In Millions)

Financial assets at FVTOCI	$3,129.2	$(11.0)

December 31, 2025

Hedging Instruments	Contract Amount (US$ in Millions)	Maturity

Interest rate futures contracts - US Treasury futures	US$23.7	March 2026

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments
	NT$	NT$
	(In Millions)	(In Millions)

Financial assets at FVTOCI	$711.9	$0.8
The effect for the years ended December 31, 2023, 2024 and 2025 is detailed below:

Hedging Instruments/Hedged Items	Change in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$20.5	$174.1	$(45.7)
Hedged Items
Financial assets at FVTOCI	(20.5)	(174.1)	45.7

	$-	$-	$-
Cash flow hedge
The Company has designated the bank deposits denominated in foreign currency and forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward exchange contracts and foreign currency deposits have maturities of 12 months or less.
On the basis of economic relationships, the Company expects that the value of forward exchange contracts and the foreign currency deposits will move in opposite directions to the value of hedged transactions in response to foreign exchange rates movements.
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
instruments and hedged item affects profit or loss, and the amount transferred to initial carrying amount of hedged items.

The effect for the years ended December 31, 2023, 2024 and 2025 is detailed below:

Hedging Instruments/Hedged Items	Change in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Hedging Instruments
Forward exchange contracts	$39.9	$5.0	$-
Foreign currency deposits	$-	$-	$(31.0)

Hedged Items
Forecast transaction (capital expenditures)	$(39.9)	$(5.0)	$31.0
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
The effect for the years ended December 31, 2023, 2024 and 2025 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
Hedging Instruments/Hedged Items	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Hedging Instruments
Bank loans	$618.2	$793.8	$335.1

Hedged Items
Net investments in foreign operations	$(618.2)	$(793.8)	$(335.1)

12.  NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

At amortized cost
Notes and accounts receivable	$265,223.7	$271,835.1
Less: Loss allowance	(453.0)	(478.6)
	264,770.7	271,356.5
At FVTOCI	5,912.5	7,695.1

	270,683.2	279,051.6
The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.
In principle, the payment term granted to customers is due 30 days from the invoice date or 15 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-
impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.
Aging analysis of notes and accounts receivable

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

Not past due	$255,669.6	$263,767.0
Past due
Past due within 30 days	15,464.1	15,762.4
Past due over 31 days	2.5	0.8
Less: Loss allowance	(453.0)	(478.6)

	$270,683.2	$279,051.6
All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Balance, beginning of year	$331.6	$531.5	$453.0
Provision (Reversal)	199.9	(78.5)	25.6

Balance, end of year	$531.5	$453.0	$478.6
For the years ended December 31, 2023, 2024 and 2025, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.
13.  INVENTORIES

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

Finished goods	$35,177.0	$29,412.9
Work in process	181,198.8	188,014.4
Raw materials	46,449.3	45,863.4
Supplies and spare parts	25,043.7	24,818.8

	$287,868.8	$288,109.5
Write-down of inventories to net realizable value (excluding earthquake losses) and reversal of write-
down of inventories resulting from the increase in net realizable value were included in the cost of revenue, which were as follows. Please refer to related earthquake losses in Note 37.

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Net inventory losses	$3,494.6	$888.7	$2,125.9

14.    INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD
Associates consisted of the following:

		Place of Incorporation and Operation	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities		December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
			NT$	NT$
			(In Millions)	(In Millions)

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$18,212.9	$18,068.7	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	11,387.2	12,419.2	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	4,189.6	4,470.4	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	3,458.1	2,893.6	35%	35%

			$37,247.8	$37,851.9
As of December 31, 2024 and 2025, no investments in associates are individually material to the
Company. Please refer to the consolidated statements of profit or loss and other comprehensive income for recognition of share of both profit (loss) and other comprehensive income (loss) of associates that are not individually material.
The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated base on the closing price are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

	December 31, 2024	December 31, 2025
	NT$	NT$
Name of Associate	(In Millions)	(In Millions)

GUC	$63,495.5	$99,211.7
VIS	$50,620.3	$46,667.9
Xintec	$22,033.8	$15,468.1
15.  PROPERTY, PLANT AND EQUIPMENT

	December 31, 2023	December 31, 2024	December 31, 2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Assets used by the Company	$3,064,424.3	$3,234,778.4	$3,690,642.0
Assets subject to operating leases	50.7	201.7	1,198.9

	$3,064,475.0	$3,234,980.1	$3,691,840.9

Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost

Balance at January 1, 2023	$7,661.8	$637,046.9	$4,295,942.6	$85,028.0	$1,336,842.6	$6,362,521.9
Additions (deductions)	-	182,033.3	1,120,848.7	18,205.5	(423,568.7)	897,518.8
Disposals or retirements	-	(585.5)	(28,525.9)	(3,325.3)	-	(32,436.7)
Reclassification	-	-	13.7	-	-	13.7
Effect of exchange rate changes	(39.8)	(671.7)	(3,293.5)	(83.1)	(4,984.1)	(9,072.2)

Balance at December 31, 2023	$7,622.0	$817,823.0	$5,384,985.6	$99,825.1	$908,289.8	$7,218,545.5

Accumulated depreciation and impairment

Balance at January 1, 2023	$556.1	$342,938.4	$3,264,880.9	$59,540.1	$790.7	$3,668,706.2
Additions	1.3	45,052.9	463,825.3	10,586.7	-	519,466.2
Disposals or retirements	-	(583.0)	(27,407.7)	(3,324.2)	-	(31,314.9)
Reclassification	-	-	9.7	-	-	9.7
Effect of exchange rate changes	0.7	(394.4)	(2,299.7)	(52.6)	-	(2,746.0)

Balance at December 31, 2023	$558.1	$387,013.9	$3,699,008.5	$66,750.0	$790.7	$4,154,121.2

Carrying amounts at December 31, 2023	$7,063.9	$430,809.1	$1,685,977.1	$33,075.1	$907,499.1	$3,064,424.3

Cost

Balance at January 1, 2024	$7,622.0	$817,823.0	$5,384,985.6	$99,825.1	$908,289.8	$7,218,545.5
Additions	5,542.9	141,097.1	490,799.0	13,719.2	147,349.2	798,507.4
Disposals or retirements	(278.3)	(119.8)	(34,140.5)	(8,334.2)	-	(42,872.8)
Reclassification	-	(197.9)	56.5	-	-	(141.4)
Effect of exchange rate changes	167.6	531.4	10,502.1	224.7	24,645.2	36,071.0

Balance at December 31, 2024	$13,054.2	$959,133.8	$5,852,202.7	$105,434.8	$1,080,284.2	$8,010,109.7

Accumulated depreciation and impairment

Balance at January 1, 2024	$558.1	$387,013.9	$3,699,008.5	$66,750.0	$790.7	$4,154,121.2
Additions	13.6	52,205.0	585,635.2	12,047.5	-	649,901.3
Disposals or retirements	-	(114.7)	(30,823.2)	(8,332.5)	-	(39,270.4)
Reclassification	-	(14.4)	53.8	-	-	39.4
Impairment losses	-	47.5	1,103.0	-	-	1,150.5
Effect of exchange rate changes	36.8	1,231.9	7,905.6	215.0	-	9,389.3

Balance at December 31, 2024	$608.5	$440,369.2	$4,262,882.9	$70,680.0	$790.7	$4,775,331.3

Carrying amounts at December 31, 2024	$12,445.7	$518,764.6	$1,589,319.8	$34,754.8	$1,079,493.5	$3,234,778.4

Cost

Balance at January 1, 2025	$13,054.2	$959,133.8	$5,852,202.7	$105,434.8	$1,080,284.2	$8,010,109.7
Additions	331.5	248,048.4	451,764.9	21,154.0	439,678.9	1,160,977.7
Disposals or retirements	-	(164.1)	(56,155.0)	(1,768.4)	-	(58,087.5)
Reclassification	-	(1,181.5)	-	-	-	(1,181.5)
Effect of exchange rate changes	60.1	(13,974.8)	(11,134.9)	(556.3)	(966.9)	(26,572.8)

Balance at December 31, 2025	$13,445.8	$1,191,861.8	$6,236,677.7	$124,264.1	$1,518,996.2	$9,085,245.6
						(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Accumulated depreciation and impairment
Balance at January 1, 2025	$608.5	$440,369.2	$4,262,882.9	$70,680.0	$790.7	$4,775,331.3
Additions	19.7	71,348.0	590,058.1	13,943.2	-	675,369.0
Disposals or retirements	-	(107.7)	(53,440.1)	(1,760.5)	-	(55,308.3)
Reclassification	-	(127.9)	-	-	-	(127.9)
Impairment losses (reversed)	-	1.5	1,571.2	-	(790.7)	782.0
Effect of exchange rate changes	(24.3)	(188.8)	(1,150.6)	(78.8)	-	(1,442.5)

Balance at December 31, 2025	$603.9	$511,294.3	$4,799,921.5	$82,783.9	$-	$5,394,603.6

Carrying amounts at December 31, 2025	$12,841.9	$680,567.5	$1,436,756.2	$41,480.2	$1,518,996.2	$3,690,642.0
						(Concluded)
The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of
20 years, 10 years and 10 years, respectively.
In the second quarter of 2024 and first quarter of 2025, the Company recognized impairment losses due to partial plant facilities and machinery and equipment damage caused by earthquakes, which rendered them unusable. Please refer to the related earthquake losses in Note 37.
The Company assesses impairment and recognizes impairment losses or reversal gains based on the asset's usage status and expected usage plan. These are recorded under other operating income and expenses.
Information about capitalized interest is set out in Note 24.
16.  LEASE ARRANGEMENTS
a.Right-of-use assets

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

Carrying amounts

Land	$36,981.0	$39,873.4
Buildings	3,103.9	4,005.3
Office equipment	43.5	40.2

	$40,128.4	$43,918.9

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Additions to right-of-use assets	$2,145.4	$4,579.6	$9,115.2

Depreciation of right-of-use assets
Land	$2,459.1	$2,541.9	$3,002.0
Buildings	976.1	1,114.3	1,233.4
Machinery and equipment	0.4	-	-
Office equipment	23.4	23.3	23.1

	$3,459.0	$3,679.5	$4,258.5
b.Lease liabilities

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)
Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$3,049.0	$3,833.0
Noncurrent portion	28,755.3	31,595.0

	$31,804.3	$35,428.0
Ranges of discount rates for lease liabilities are as follows:

	December 31, 2024	December 31, 2025

Land	0.39%-2.30%	0.39%-3.50%
Buildings	0.40%-6.52%	0.40%-6.52%
Office equipment	0.28%-6.46%	0.28%-6.46%
c.Material terms of right-of-use assets
The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.Other lease information

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Total cash outflow for leases	$4,916.9	$3,415.5	$4,186.4
17.  INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost

Balance at January 1, 2023	$5,791.8	$25,759.0	$48,675.8	$11,701.9	$91,928.5
Additions	-	461.1	4,947.4	621.3	6,029.8
Disposals or retirements	-	-	(4,289.2)	-	(4,289.2)
Effect of exchange rate changes	4.6	1.3	(17.0)	24.2	13.1

Balance at December 31, 2023	$5,796.4	$26,221.4	$49,317.0	$12,347.4	$93,682.2

Accumulated amortization and impairment

Balance at January 1, 2023	$-	$17,696.4	$38,838.4	$9,394.5	$65,929.3
Additions	-	2,792.4	5,308.1	1,157.7	9,258.2
Disposals or retirements	-	-	(4,289.1)	-	(4,289.1)
Effect of exchange rate changes	-	1.3	(10.7)	26.5	17.1

Balance at December 31, 2023	$-	$20,490.1	$39,846.7	$10,578.7	$70,915.5

Carrying amounts at December 31, 2023	$5,796.4	$5,731.3	$9,470.3	$1,768.7	$22,766.7

Cost

Balance at January 1, 2024	$5,796.4	$26,221.4	$49,317.0	$12,347.4	$93,682.2
Additions	-	2,378.4	9,166.4	977.4	12,522.2
Disposals or retirements	-	(32.5)	(5,235.3)	(210.6)	(5,478.4)
Effect of exchange rate changes	274.5	(0.8)	31.0	19.2	323.9

Balance at December 31, 2024	$6,070.9	$28,566.5	$53,279.1	$13,133.4	$101,049.9

Accumulated amortization and impairment

Balance at January 1, 2024	$-	$20,490.1	$39,846.7	$10,578.7	$70,915.5
Additions	-	2,730.0	5,470.2	985.9	9,186.1
Disposals or retirements	-	(32.5)	(5,235.3)	(102.0)	(5,369.8)
Effect of exchange rate changes	-	(0.8)	19.1	17.3	35.6

Balance at December 31, 2024	$-	$23,186.8	$40,100.7	$11,479.9	$74,767.4

Carrying amounts at December 31, 2024	$6,070.9	$5,379.7	$13,178.4	$1,653.5	$26,282.5
					(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Cost

Balance at January 1, 2025	$6,070.9	$28,566.5	$53,279.1	$13,133.4	$101,049.9
Additions	-	1,218.1	5,846.7	317.5	7,382.3
Disposals or retirements	-	(82.5)	(667.7)	(74.9)	(825.1)
Effect of exchange rate changes	(179.8)	0.3	(6.7)	(38.9)	(225.1)

Balance at December 31, 2025	$5,891.1	$29,702.4	$58,451.4	$13,337.1	$107,382.0

Accumulated amortization and impairment

Balance at January 1, 2025	$-	$23,186.8	$40,100.7	$11,479.9	$74,767.4
Additions	-	1,408.6	6,447.4	556.4	8,412.4
Disposals or retirements	-	(82.5)	(663.2)	-	(745.7)
Effect of exchange rate changes	-	0.3	(5.4)	0.4	(4.7)

Balance at December 31, 2025	$-	$24,513.2	$45,879.5	$12,036.7	$82,429.4

Carrying amounts at December 31, 2025	$5,891.1	$5,189.2	$12,571.9	$1,300.4	$24,952.6
					(Concluded)
The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rates of 9.3% and 9.5% in its test of impairment as of December 31, 2024 and 2025, respectively, to reflect the relevant specific risk in the cash-generating unit.
For the years ended December 31, 2023, 2024 and 2025, the Company did not recognize any impairment loss on goodwill.
18.  BONDS PAYABLE

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

Domestic unsecured bonds	$478,536.0	$538,388.0
Overseas unsecured bonds	507,904.0	455,938.0
Less: Discounts on bonds payable	(2,687.5)	(2,292.5)
Less: Current portion	(57,148.0)	(135,806.0)

	$926,604.5	$856,227.5
The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Issue Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

109-1	A	March 2020 to March 2025	$3,000.0	0.58%	Bullet repayment; interest payable annually
	B	March 2020 to March 2027	10,500.0	0.62%	The same as above
	C	March 2020 to March 2030	10,500.0	0.64%	The same as above
109-2	A	April 2020 to April 2025	5,900.0	0.52%	The same as above
	B	April 2020 to April 2027	10,400.0	0.58%	The same as above
	C	April 2020 to April 2030	5,300.0	0.60%	The same as above
109-3	A	May 2020 to May 2025	4,500.0	0.55%	The same as above
	B	May 2020 to May 2027	7,500.0	0.60%	The same as above
	C	May 2020 to May 2030	2,400.0	0.64%	The same as above
109-4	A	July 2020 to July 2025	5,700.0	0.58%	Two equal installments in last two years; interest payable annually
	B	July 2020 to July 2027	6,300.0	0.65%	The same as above
	C	July 2020 to July 2030	1,900.0	0.67%	The same as above
109-5	A	September 2020 to September 2025	4,800.0	0.50%	The same as above
	B	September 2020 to September 2027	8,000.0	0.58%	The same as above
	C	September 2020 to September 2030	2,800.0	0.60%	The same as above
109-6 (Green bond)	A	December 2020 to December 2025	1,600.0	0.40%	The same as above
	B	December 2020 to December 2027	5,600.0	0.44%	The same as above
	C	December 2020 to December 2030	4,800.0	0.48%	The same as above
109-7	A	December 2020 to December 2025	1,900.0	0.36%	The same as above
	B	December 2020 to December 2027	10,200.0	0.41%	The same as above
	C	December 2020 to December 2030	6,400.0	0.45%	The same as above
					(Continued)

Issuance	Tranche	Issuance Period	Total Issue Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

110-1	A	March 2021 to March 2026	$4,800.0	0.50%	Bullet repayment; interest payable annually
	B	March 2021 to March 2028	11,400.0	0.55%	The same as above
	C	March 2021 to March 2031	4,900.0	0.60%	The same as above
110-2	A	May 2021 to May 2026	5,200.0	0.50%	The same as above
	B	May 2021 to May 2028	8,400.0	0.58%	The same as above
	C	May 2021 to May 2031	5,600.0	0.65%	The same as above
110-3	A	June 2021 to June 2026	6,900.0	0.52%	The same as above
	B	June 2021 to June 2028	7,900.0	0.58%	The same as above
	C	June 2021 to June 2031	4,900.0	0.65%	The same as above
110-4	A	August 2021 to August 2025	4,000.0	0.485%	The same as above
	B	August 2021 to August 2026	8,000.0	0.50%	The same as above
	C	August 2021 to August 2028	5,400.0	0.55%	The same as above
	D	August 2021 to August 2031	4,200.0	0.62%	The same as above
110-6	A	October 2021 to April 2026	3,200.0	0.535%	The same as above
	B	October 2021 to October 2026	6,900.0	0.54%	The same as above
	C	October 2021 to October 2028	4,600.0	0.60%	The same as above
	D	October 2021 to October 2031	1,600.0	0.62%	The same as above
110-7	A	December 2021 to December 2026	7,700.0	0.65%	The same as above
	B	December 2021 to June 2027	3,500.0	0.675%	The same as above
	C	December 2021 to December 2028	5,500.0	0.72%	The same as above
111-1 (Green bond)	A	January 2022 to January 2027	2,100.0	0.63%	The same as above
	B	January 2022 to January 2029	3,300.0	0.72%	The same as above
					(Continued)

Issuance	Tranche	Issuance Period	Total Issue Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

111-2	A	March 2022 to September 2026	$3,000.0	0.84%	Bullet repayment; interest payable annually
	B	March 2022 to March 2027	9,600.0	0.85%	The same as above
	C	March 2022 to March 2029	1,600.0	0.90%	The same as above
111-3 (Green bond)	-	May 2022 to May 2027	6,100.0	1.50%	The same as above
111-4 (Green bond)	A	July 2022 to July 2026	1,200.0	1.60%	The same as above
	B	July 2022 to July 2027	10,100.0	1.70%	The same as above
	C	July 2022 to July 2029	1,200.0	1.75%	The same as above
	D	July 2022 to July 2032	1,400.0	1.95%	The same as above
111-5	A	August 2022 to June 2027	2,000.0	1.65%	The same as above
	B	August 2022 to August 2027	8,900.0	1.65%	The same as above
	C	August 2022 to August 2029	2,200.0	1.65%	The same as above
	D	August 2022 to August 2032	2,500.0	1.82%	The same as above
111-6 (Green bond)	A	October 2022 to October 2027	5,700.0	1.75%	The same as above
	B	October 2022 to October 2029	1,000.0	1.80%	The same as above
	C	October 2022 to October 2032	3,500.0	2.00%	The same as above
112-1 (Green bond)	A	March 2023 to March 2028	12,200.0	1.54%	The same as above
	B	March 2023 to March 2030	2,300.0	1.60%	The same as above
	C	March 2023 to March 2033	4,800.0	1.78%	The same as above
112-2 (Green bond)	A	May 2023 to May 2028	13,100.0	1.60%	The same as above
	B	May 2023 to May 2030	2,300.0	1.65%	The same as above
	C	May 2023 to May 2033	5,300.0	1.82%	The same as above
					(Continued)

Issuance	Tranche	Issuance Period	Total Issue Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

112-3	A	June 2023 to June 2028	$11,400.0	1.60%	Bullet repayment; interest payable annually
	B	June 2023 to June 2030	2,600.0	1.65%	The same as above
	C	June 2023 to June 2033	6,000.0	1.80%	The same as above
112-4	A	August 2023 to August 2028	7,300.0	1.60%	The same as above
	B	August 2023 to August 2030	700.0	1.65%	The same as above
	C	August 2023 to August 2033	7,900.0	1.76%	The same as above
112-5	A	October 2023 to October 2028	4,300.0	1.62%	The same as above
	B	October 2023 to October 2033	5,500.0	1.76%	The same as above
113-1 (Green bond)	A	March 2024 to March 2029	12,000.0	1.64%	The same as above
	B	March 2024 to March 2034	10,800.0	1.76%	The same as above
113-2 (Green bond)	A	May 2024 to May 2029	4,900.0	1.98%	The same as above
	B	May 2024 to May 2034	6,600.0	2.10%	The same as above
114-1 (Green bond)	A	March 2025 to March 2030	12,000.0	1.90%	The same as above
	B	March 2025 to March 2035	7,200.0	2.05%	The same as above
114-2 (Green bond)	A	June 2025 to June 2030	12,500.0	1.92%	The same as above
	B	June 2025 to June 2035	1,600.0	2.05%	The same as above
114-3 (Green bond)	A	July 2025 to July 2030	8,300.0	1.92%	The same as above
	B	July 2025 to July 2035	4,000.0	2.05%	The same as above
114-4	A	September 2025 to September 2030	13,800.0	1.66%	The same as above
	B (Green bond)	September 2025 to September 2035	4,000.0	1.73%	The same as above
					(Continued)

Issuance	Tranche	Issuance Period	Total Issue Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

114-5 (Green bond)	A	November 2025 to November 2030	$14,000.0	1.50%	Bullet repayment; interest payable annually
	B	November 2025 to November 2032	3,000.0	1.53%	The same as above
	C	November 2025 to November 2035	6,500.0	1.58%	The same as above
					(Concluded)

Issuance	Tranche	Issuance Period	Total Issue Amount US$ (In Millions)	Coupon Rate	Repayment and Interest Payment

US$ unsecured bonds

109-1	-	September 2020 to September 2060	US$1,000.0	2.70%	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter); interest payable annually
110-5	-	September 2021 to September 2051	1,000.0	3.10%	The same as above
The Company issued domestic unsecured bonds during the period from January 1, 2026 to April 16, 2026, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Issue Amount NT$ (In Millions)	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

115-1	A	March 2026 to March 2031	$12,600.0	1.72%	Bullet repayment; interest payable annually
	B	March 2026 to March 2036	4,600.0	1.78%	The same as above
The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Issue Amount US$ (In Millions)	Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$1,000.0	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027	750.0	1.00%	The same as above
September 2020 to September 2030	1,250.0	1.375%	The same as above
April 2021 to April 2026	1,100.0	1.25%	The same as above
April 2021 to April 2028	900.0	1.75%	The same as above
April 2021 to April 2031	1,500.0	2.25%	The same as above
October 2021 to October 2026	1,250.0	1.75%	The same as above
October 2021 to October 2031	1,250.0	2.50%	The same as above
October 2021 to October 2041	1,000.0	3.125%	The same as above
October 2021 to October 2051	1,000.0	3.25%	The same as above
April 2022 to April 2027	1,000.0	3.875%	The same as above
April 2022 to April 2029	500.0	4.125%	The same as above
April 2022 to April 2032	1,000.0	4.25%	The same as above
April 2022 to April 2052	1,000.0	4.50%	The same as above
July 2022 to July 2027	400.0	4.375%	The same as above
July 2022 to July 2032	600.0	4.625%	The same as above
19.    LONG-TERM BANK LOANS

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

NT$ unsecured loans	$4,410.8	$1,700.8
JPY unsecured loans	30,124.8	39,253.5
Less: Discounts on government grants	(1.3)	(0.1)
Less: Current portion	(2,709.9)	(1,119.7)

	$31,824.4	$39,834.5

Loan content
Annual interest rate	0.13%-1.78%	0.79%-1.78%
Maturity date	Due by December 2030	Due by December 2030
The long-term bank loans of the Company are used for plants setup, procurement of machinery and equipment, and operating capital. The partial long-term bank loans are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.
The Company is required to maintain certain financial covenants during the borrowing period, including the annual equity of the subsidiary receiving the partial loan not to fall below a specific amount; its debt-
to-equity ratio must not exceed a certain ratio; and the ratio of the Company’s annual debt to earnings before interest, taxes, depreciation, and amortization (EBITDA) not to exceed a certain multiple.
20.  RETIREMENT BENEFIT PLANS
a.Defined contribution plans
The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan.
Pursuant to the Act, TSMC and VisEra Tech have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America,
TSMC Europe, TSMC Japan, TSMC JDC, TSMC 3DIC, TSMC China, TSMC Nanjing, TSMC
Arizona, JASM, ESMC, TSMC Technology and TSMC Canada also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$5,365.5 million, NT$5,932.2 million and NT$6,707.5 million for the years ended
December 31, 2023, 2024 and 2025, respectively.
b.Defined benefit plans
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
Amounts recognized in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Current service cost	$139.1	$153.0	$150.5
Net interest expense	142.3	122.7	106.3
Components of defined benefit costs recognized in profit or loss	281.4	275.7	256.8
Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	(16.2)	(774.6)	(764.2)
			(Continued)

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Actuarial loss arising from experience adjustments	$68.3	$911.7	$539.5
Actuarial loss arising from changes in demographic assumptions	-	-	581.5
Actuarial (gain) loss arising from changes in financial assumptions	571.3	(281.5)	336.5
Components of defined benefit costs recognized in other comprehensive income	623.4	(144.4)	693.3

Total	$904.8	$131.3	$950.1
			(Concluded)
The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Cost of revenue	$182.3	$178.5	$169.1
Research and development expenses	76.1	75.3	69.5
General and administrative expenses	19.3	18.4	15.1
Marketing expenses	3.7	3.5	3.1

	$281.4	$275.7	$256.8
The amounts arising from the defined benefit obligation of the Company were as follows:

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)
Present value of defined benefit obligation	$18,332.2	$19,339.1
Fair value of plan assets	(10,751.5)	(13,326.8)

Net defined benefit liability	$7,580.7	$6,012.3

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$17,484.0	$17,995.1	$18,332.2
Current service cost	139.1	153.0	150.5
Interest expense	304.0	242.8	281.1
Remeasurement:
Actuarial loss arising from experience adjustments	68.3	911.7	539.5
Actuarial (gain) loss arising from changes in financial assumptions	571.3	(281.5)	336.5
Actuarial loss arising from changes in demographic assumptions	-	-	581.5
Benefits paid from plan assets	(556.5)	(679.1)	(803.3)
Benefits paid directly by the Company	(15.1)	(9.8)	(78.9)

Balance, end of year	$17,995.1	$18,332.2	$19,339.1
Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Balance, beginning of year	$8,162.9	$8,737.9	$10,751.5
Interest income	161.7	120.1	174.8
Remeasurement:
Return on plan assets (excluding amounts included in net interest expense)	16.2	774.6	764.2
Contributions from employer	953.6	1,798.0	2,439.7
Benefits paid from plan assets	(556.5)	(679.1)	(803.4)

Balance, end of year	$8,737.9	$10,751.5	$13,326.8
The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)
Cash	$1,569.7	$1,652.5
Equity instruments	6,245.6	8,224.0
Debt instruments	2,936.2	3,450.3
	$10,751.5	$13,326.8

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2024	December 31, 2025

Discount rate	1.60%	1.40%
Future salary increase rate	4.00%	4.00%
Through the defined benefit plans under the R.O.C. Labor Standards Law, the Company is exposed to the following risks:
1)Investment risk: The pension funds are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the government’s designated authorities or under the mandated management. However, under the R.O.C. Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.
2)Interest risk: A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the debt investments of the plan assets.
Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% (and not below -%) in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$717.5 million and NT$883.7 million as of December 31, 2024 and 2025, respectively.
3)Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.
Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$697.7 million and NT$857.3 million as of December 31, 2024 and 2025, respectively.
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
The Company expects to make contributions of NT$2,537.3 million to the defined benefit plans in the next year starting from December 31, 2025. The weighted average duration of the defined benefit obligation is 9 years.

21.    EQUITY
a.Capital stock

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

Authorized shares (in millions)	28,050.0	28,050.0
Authorized capital	$280,500.0	$280,500.0
Issued and paid shares (in millions)	25,932.7	25,932.5
Issued capital	$259,327.3	$259,325.3
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
During the first quarter of 2023, the first quarter of 2024, the first quarter of 2025, and the third quarter of 2025, TSMC reclaimed 0.4 million, 1.4 million, 0.1 million and 0.1 million employee restricted shares, respectively, that were unvested. On May 9, 2023, June 5, 2024, May 13, 2025 and
November 11, 2025, TSMC’s Board of Directors resolved to cancel the aforementioned shares.
Subsequently, TSMC completed the registration for share cancellation. Refer to Note 28 for information on RSAs.
On August 13, 2024, TSMC’s Board of Directors resolved to cancel 3.2 million treasury shares.
Refer to Note 21(e) for further information.
As of December 31, 2025, TSMC’s total issued and outstanding ADSs were 1,062.7 million units, representing 5,313.6 million common shares.
b.Capital surplus
The categories of uses and the sources of capital surplus based on regulations were as follows:

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$24,809.7	$26,343.5
From merger	22,800.4	22,800.4
From convertible bonds	8,891.3	8,891.3
		(Continued)

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	$8,411.6	$8,411.6
Donations - donated by shareholders	11.3	11.3

May only be used to offset a deficit

From share of changes in equities of subsidiaries	4,108.9	4,094.0
From share of changes in equities of associates	1,172.4	1,365.2
Donations - unclaimed dividend	79.0	105.7

May not be used for any purpose

Employee restricted shares	2,976.2	1,422.6

	$73,260.8	$73,445.6
		(Concluded)
If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s paid-in capital each year.
c.Retained earnings and dividend policy
TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and TSMC’s Articles of Incorporation.
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

The appropriations of 2023, 2024 and 2025 quarterly earnings have been approved by TSMC’s
Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	First Quarter of 2023	Second Quarter of 2023	Third Quarter of 2023	Fourth Quarter of 2023
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Resolution Date of TSMC’s Board of Directors in its meeting	May 9, 2023	August 8, 2023	November 14, 2023	February 6, 2024
Special capital reserve	$3,273.5	$(6,365.5)	$(17,228.4)	$28,020.8
Cash dividends to shareholders	$77,796.2	$77,796.2	$90,762.3	$90,762.2
Cash dividends per share (NT$)	$3.00	$3.00	$3.50	$3.50

	First Quarter of 2024	Second Quarter of 2024	Third Quarter of 2024	Fourth Quarter of 2024
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Resolution Date of TSMC’s Board of Directors in its meeting	May 10, 2024	August 13, 2024	November 12, 2024	February 12, 2025
Special capital reserve	$(28,020.8)	$-	$-	$-
Cash dividends to shareholders	$103,734.5	$103,721.5	$116,697.3	$116,697.3
Cash dividends per share (NT$)	$4.00	$4.00	$4.50	$4.50

	First Quarter of 2025	Second Quarter of 2025	Third Quarter of 2025	Fourth Quarter of 2025
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Resolution Date of TSMC’s Board of Directors in its meeting	May 13, 2025	August 12, 2025	November 11, 2025	February 10, 2026
Special capital reserve	$-	$181,554.8	$(94,270.4)	$(71,085.1)
Cash dividends to shareholders	$129,663.1	$129,662.9	$155,595.1	$155,595.1
Cash dividends per share (NT$)	$5.00	$5.00	$6.00	$6.00
The special capital reserve for 2025 is to be presented for approval in TSMC’s shareholders’ meeting to be held on June 4, 2026 (expected).
The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website.
d.Others
Changes in others were as follows:

	Year Ended December 31, 2023
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Balance, beginning of year	$(11,743.3)	$(10,056.4)	$1,479.3	$(185.2)	$(20,505.6)
Exchange differences arising on translation of foreign operations	(14,255.6)	-	-	-	(14,255.6)
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	618.2	-	-	-	618.2
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	1,953.0	-	-	1,953.0
Debt instruments	-	3,639.8	-	-	3,639.8
Disposal of investments in equity instruments at FVTOCI	-	(151.9)	-	-	(151.9)
Cumulative unrealized gain (loss) of debt instruments at FVTOCI transferred to profit or loss due to disposal	-	473.9	-	-	473.9
Loss allowance adjustments from debt instruments at FVTOCI	-	9.5	-	-	9.5
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(34.8)	-	(34.8)
Transferred to initial carrying amount of hedged items	-	-	(45.2)	-	(45.2)
Issuance of employee restricted stock	-	-	-	(586.0)	(586.0)
Share-based payment expenses recognized	-	-	-	477.7	477.7
Share of other comprehensive income (loss) of associates	63.9	32.2	(3.4)	-	92.7

Balance, end of year	$(25,316.8)	$(4,099.9)	$1,395.9	$(293.5)	$(28,314.3)

	Year Ended December 31, 2024
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Balance, beginning of year	$(25,316.8)	$(4,099.9)	$1,395.9	$(293.5)	$(28,314.3)
Exchange differences arising on translation of foreign operations	64,502.7	-	-	-	64,502.7
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	793.8	-	-	-	793.8
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	5,078.3	-	-	5,078.3
Debt instruments	-	1,254.5	-	-	1,254.5
Disposal of investments in equity instruments at FVTOCI	-	(4,009.1)	-	-	(4,009.1)
Cumulative unrealized gain (loss) of debt instruments at FVTOCI transferred to profit or loss due to disposal	-	683.1	-	-	683.1
Loss allowance adjustments from debt instruments at FVTOCI	-	12.3	-	-	12.3
					(Continued)

	Year Ended December 31, 2024
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	$-	$-	$(75.2)	$-	$(75.2)
Transferred to initial carrying amount of hedged items	-	-	0.1	-	0.1
Issuance of employee restricted stock	-	-	-	(2,637.4)	(2,637.4)
Share-based payment expenses recognized	-	-	-	1,222.8	1,222.8
Share of other comprehensive income (loss) of associates	290.4	(69.4)	(10.5)	-	210.5
Other comprehensive income transferred to profit or loss due to decline of equity method	(7.1)	-	-	-	(7.1)
Income tax effect	-	(10.0)	-	-	(10.0)

Balance, end of year	$40,263.0	$(1,160.2)	$1,310.3	$(1,708.1)	$38,705.0
					(Concluded)

	Year Ended December 31, 2025
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Balance, beginning of year	$40,263.0	$(1,160.2)	$1,310.3	$(1708.1)	$38,705.0
Exchange differences arising on translation of foreign operations	(61,588.2)	-	-	-	(61,588.2)
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	335.1	-	-	-	335.1
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	744.5	-	-	744.5
Debt instruments	-	4,505.9	-	-	4,505.9
Disposal of investments in equity instruments at FVTOCI	-	(557.1)	-	-	(557.1)
Cumulative unrealized gain (loss) of debt instruments at FVTOCI transferred to profit or loss due to disposal	-	200.2	-	-	200.2
Loss allowance adjustments from debt instruments at FVTOCI	-	(17.1)	-	-	(17.1)
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(112.2)	-	(112.2)
Transferred to initial carrying amount of hedged items	-	-	13.4	-	13.4
Share-based payment expenses recognized	-	-	-	1,231.1	1,231.1
Share of other comprehensive income (loss) of associates	(29.0)	(124.7)	16.7	-	(137.0)

Balance, end of year	$(21,019.1)	$3,591.5	$1,228.2	$(477.0)	$(16,676.4)
The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.Treasury stock
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
22.  NET REVENUE
a.Disaggregation of revenue from contracts with customers

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
Product	(In Millions)	(In Millions)	(In Millions)

Wafer	$1,882,518.1	$2,514,461.3	$3,272,553.5
Others	279,217.7	379,846.4	536,500.8

	$2,161,735.8	$2,894,307.7	$3,809,054.3

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
Geography	(In Millions)	(In Millions)	(In Millions)

Taiwan	$149,777.4	$270,413.5	$299,445.8
United States	1,408,841.9	1,992,280.4	2,834,692.1
China	267,154.1	331,673.3	327,502.8
Japan	132,072.0	144,239.9	150,427.9
Europe, the Middle East and Africa	117,348.2	102,760.9	126,584.1
Others	86,542.2	52,939.7	70,401.6

	$2,161,735.8	$2,894,307.7	$3,809,054.3
The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
Platform	(In Millions)	(In Millions)	(In Millions)

High Performance Computing	$934,768.6	$1,476,890.6	$2,192,931.0
Smartphone	814,914.3	1,005,130.5	1,110,816.4
Internet of Things	161,916.5	165,516.2	191,046.8
Automotive	133,654.3	139,323.1	186,667.0
Digital Consumer Electronics	46,999.8	47,960.4	47,996.5
Others	69,482.3	59,486.9	79,596.6

	$2,161,735.8	$2,894,307.7	$3,809,054.3

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
Resolution	(In Millions)	(In Millions)	(In Millions)

3-nanometer	$108,045.3	$459,530.2	$794,341.4
5-nanometer	629,300.4	861,318.9	1,179,907.2
7-nanometer	357,270.7	416,790.3	459,258.1
16-nanometer	191,306.1	202,383.7	215,722.1
20-nanometer	10,359.0	4,077.2	4,304.9
28-nanometer	186,924.9	188,155.0	225,134.2
40/45-nanometer	114,667.4	108,468.2	95,582.7
65-nanometer	107,425.4	93,120.1	120,399.3
90-nanometer	25,642.0	21,509.3	21,358.7
0.11/0.13 micron	47,149.3	52,442.8	48,846.1
0.15/0.18 micron	86,614.2	90,796.8	88,293.7
0.25 micron and above	17,813.4	15,868.8	19,405.1

Wafer revenue	$1,882,518.1	$2,514,461.3	$3,272,553.5
b.Contract balances

	January 1, 2024	December 31, 2024	December 31, 2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Contract liabilities (classified under accrued expenses and other current liabilities)	$52,736.4	$89,435.4	$49,954.4
The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.
The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$69,598.3 million, NT$51,578.4 million and NT$57,567.1 million for the years ended
December 31, 2023, 2024 and 2025, respectively.
c.Temporary receipts from customers

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

Current portion (classified under accrued expenses and other current liabilities)	$198,602.6	$146,559.3
Noncurrent portion (classified under other noncurrent liabilities)	92,499.2	43,298.9

	$291,101.8	$189,858.2
The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

d.Refund liabilities
Estimated sales returns and other allowances is made and adjusted based on historical experience and the consideration of varying contractual terms. As of December 31, 2024 and 2025, the aforementioned refund liabilities amounted to NT$63,185.2 million and NT$79,293.4 million
(classified under accrued expenses and other current liabilities), respectively.
23.  INTEREST INCOME

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Interest income
Cash and cash equivalents	$49,740.0	$72,126.2	$86,643.0
Financial assets at amortized cost	6,363.7	8,458.2	10,182.8
Financial assets at FVTOCI	4,190.2	6,629.0	7,301.5
Government grants receivable	-	-	1,611.8

	$60,293.9	$87,213.4	$105,739.1
24.    FINANCE COSTS

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Interest expense
Corporate bonds	$17,848.9	$19,278.1	$19,148.2
Lease liabilities	382.0	373.4	453.7
Bank loans	95.4	150.8	378.5
Others	2.8	3.4	5.9
Less: Capitalized interest under property, plant and equipment	(6,329.7)	(9,310.3)	(7,615.9)

	$11,999.4	$10,495.4	$12,370.4
Information about capitalized interest is as follows:

	Years Ended December 31
	2024	2025

Capitalization rate	1.20%-3.34%	1.32%-3.34%

25.  OTHER GAINS AND LOSSES, NET

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Loss on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(473.9)	$(683.1)	$(200.2)
Gain on disposal of investments accounted for using equity method, net	15.7	7.1	-
Loss on disposal of subsidiaries	-	-	(168.0)
Gain (loss) on financial instruments at FVTPL, net	6,523.1	(8,204.7)	(8,083.1)
Reversal of (provision for) expected credit loss of financial assets
Investments in debt instruments at FVTOCI	(9.5)	(12.3)	17.1
Financial assets at amortized cost	(26.2)	(37.6)	(13.2)
Other gains, net	932.4	551.2	730.2

	$6,961.6	$(8,379.4)	$(7,717.2)
26.  INCOME TAX
a.Income tax expense recognized in profit or loss
Income tax expense consisted of the following:

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Current income tax expense
Current tax expense recognized in the current year	$156,684.0	$275,726.3	$400,540.9
Income tax adjustments on prior years	(32,775.5)	(29,968.0)	(56,821.0)
Other income tax adjustments	244.3	371.4	126.7
	124,152.8	246,129.7	343,846.6
Deferred income tax expense
The origination and reversal of temporary differences	4,136.0	916.0	6,472.8
Income tax adjustments on prior years	-	3,925.3	(65.1)
Operating loss carryforward	-	(2,654.9)	(3,724.5)
	4,136.0	2,186.4	2,683.2

Income tax expense recognized in profit or loss	$128,288.8	$248,316.1	$346,529.8

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Income before tax	$979,316.5	$1,405,840.0	$2,041,654.7

Income tax expense at the statutory rate	$197,935.7	$280,827.9	$414,946.5
Tax effect of adjustment items:
Adjusting items in determining taxable income	(7,642.2)	(5,647.5)	(23,175.8)
Additional income tax on unappropriated earnings	29,221.8	44,131.1	64,394.7
Unrecognized deductible temporary differences	-	729.2	-
Unrecognized operating loss carryforward	-	2,263.1	6,637.7
The origination and reversal of temporary differences	3,210.1	916.0	6,472.8
Operating loss carryforward	-	(2,654.9)	(3,724.5)
Income tax credits	(61,905.4)	(46,577.5)	(62,262.2)
	160,820.0	273,987.4	403,289.2
Income tax adjustments on prior years	(32,775.5)	(26,042.7)	(56,886.1)
Other income tax adjustments	244.3	371.4	126.7

Income tax expense recognized in profit or loss	$128,288.8	$248,316.1	$346,529.8
The income tax adjustments for prior years were primarily due to the difference between the actual and estimated income tax on unappropriated earnings.
For the years ended December 31, 2023, 2024 and 2025, the Company applied a tax rate of 20% for entities subject to the R.O.C. Income Tax Law; for other jurisdictions, taxes are calculated using the applicable tax rate for each individual jurisdiction.
b.Deferred income tax balance
The analysis of deferred income tax assets and liabilities was as follows:

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

Deferred income tax assets

Temporary differences
Depreciation	$33,319.8	$25,924.0
Refund liability	13,274.4	16,438.7
Unrealized exchange losses	9,078.2	6,094.4
		(Continued)

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

Others	$7,656.5	$8,418.1
Operating loss carryforward	2,614.4	6,065.1

	$65,943.3	$62,940.3

Deferred income tax liabilities

Temporary differences
Subsidiary’s projected earnings distribution	$(3,925.3)	$(3,860.2)
Others	(63.2)	(28.6)

	$(3,988.5)	$(3,888.8)
		(Concluded)

	Year Ended December 31, 2023
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets

Temporary differences
Depreciation	$45,299.3	$(4,197.2)	$-	$(7.4)	$41,094.7
Refund liability	12,089.5	(2,673.5)	-	(1.0)	9,415.0
Unrealized exchange losses	5,782.4	1,317.6	-	-	7,100.0
Others	6,014.7	440.3	124.6	(13.5)	6,566.1

	$69,185.9	$(5,112.8)	$124.6	$(21.9)	$64,175.8

Deferred income tax liabilities

Temporary differences
Others	$(1,031.4)	$976.8	$-	$0.8	$(53.8)

	Year Ended December 31, 2024
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Deferred income tax assets

Temporary differences
Depreciation	$41,094.7	$(7,787.6)	$-	$12.7	$33,319.8
Refund liability	9,415.0	3,856.8	-	2.6	13,274.4
Unrealized exchange losses	7,100.0	1,978.2	-	-	9,078.2
Others	6,566.1	1,045.1	(38.9)	84.2	7,656.5
Operating loss carryforward	-	2,654.9	-	(40.5)	2,614.4

	$64,175.8	$1,747.4	$(38.9)	$59.0	$65,943.3

Deferred income tax liabilities

Temporary differences
Subsidiary’s projected earning distribution	$-	$(3,925.3)	$-	$-	$(3,925.3)
Others	(53.8)	(8.5)	-	(0.9)	(63.2)

	$(53.8)	$(3,933.8)	$-	$(0.9)	$(3,988.5)

	Year Ended December 31, 2025
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Deferred income tax assets

Temporary differences
Depreciation	$33,319.8	$(7,366.6)	$-	$(29.2)	$25,924.0
Refund liability	13,274.4	3,165.9	-	(1.6)	16,438.7
Unrealized exchange losses	9,078.2	(2,983.8)	-	-	6,094.4
Others	7,656.5	677.2	138.6	(54.2)	8,418.1
Operating loss carryforward	2,614.4	3,724.5	-	(273.8)	6,065.1

	$65,943.3	$(2,782.8)	$138.6	$(358.8)	$62,940.3

Deferred income tax liabilities

Temporary differences
Subsidiary’s projected earning distribution	$(3,925.3)	$65.1	$-	$-	$(3,860.2)
Others	(63.2)	34.5	-	0.1	(28.6)

	$(3,988.5)	$99.6	$-	$0.1	$(3,888.8)
c.The operating loss carryforward and deductible temporary differences for which no deferred income tax assets have been recognized

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

Operating loss carryforward-No expiry date	$11,896.9	$32,143.7

Deductible temporary differences	$83,705.6	$64,904.5
d.The information of unrecognized deferred income tax liabilities associated with investments
As of December 31, 2024 and 2025, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to
NT$327,787.5 million and NT$329,889.2 million, respectively.
e.Income tax examination
The tax authorities have examined income tax returns of TSMC through 2023. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.
27.    EARNINGS PER SHARE

	Years Ended December 31
	2023	2024	2025
	(NT$)	(NT$)	(NT$)

Basic EPS	$32.85	$44.68	$65.47
Diluted EPS	$32.85	$44.67	$65.47

EPS is computed as follows:

	Years Ended December 31
	2023	2024	2025
	(NT$)	(NT$)	(NT$)
Basic EPS
Net income available to common shareholders of the parent (in millions)	$851,740.0	$1,158,380.2	$1,697,604.0

Weighted average number of common shares outstanding used in the computation of basic EPS (in millions)	25,929.2	25,927.6	25,928.3

Basic EPS (in dollars)	$32.85	$44.68	$65.47

Diluted EPS
Net income available to common shareholders of the parent (in millions)	$851,740.0	$1,158,380.2	$1,697,604.0

Weighted average number of common shares outstanding used in the computation of basic EPS (in millions)	25,929.2	25,927.6	25,928.3
Effects of all dilutive potential common shares (in millions)	0.1	2.1	2.3

Weighted average number of common shares used in the computation of diluted EPS (in millions)	25,929.3	25,929.7	25,930.6

Diluted EPS (in dollars)	$32.85	$44.67	$65.47
28.    SHARE-BASED PAYMENT ARRANGEMENTS
a.Equity-settled share-based payment-RSAs
The RSAs in each year are as follows:

	2021 RSAs	2022 RSAs	2023 RSAs	2024 RSAs

Resolution Date of TSMC’s shareholders in its meeting	July 26, 2021	June 8, 2022	June 6, 2023	June 4, 2024
Resolution Date of TSMC’s Board of Directors in its meeting	February 15, 2022	February 14, 2023	February 6, 2024	August 13, 2024
Issuance of stocks (in millions)	1.4	2.1	3.0	2.3
Available for issuance (in millions)	-	-	-	1.8
Eligible employees	Executive officers	Executive officers	Executive officers	Executive officers
Grant date/Issuance date	March 1, 2022	March 1, 2023	March 1, 2024	September 1, 2024
Vesting conditions of the aforementioned arrangement are as follow:
1)The RSAs granted to eligible employees can only be vested if
•the employee remains employed by the Company on the last date of each vesting period;
•during the vesting period, the employee may not breach any agreement with the Company or violate the Company’s work rules; and

•certain employee performance metrics and TSMC’s business performance metrics are met.
2)The maximum percentage of granted RSAs that may be vested each year shall be as follows:
one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of TSMC’s business performance metrics.
3)For eligible executive officers of TSMC: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on
TSMC’s relative Total Shareholder Return (“TSR”, including capital gains and dividends)
achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation and People
Development Committee’s evaluation of TSMC’s Environmental, Social, and Governance
(“ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%
4)Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:
•During each vesting period, no employee granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.
•Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the employee’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.
5)Details of granted RSAs in each year are as follows:

	2021 RSAs	2022 RSAs	2023 RSAs	2024 RSAs
	Number of Shares (In Millions)	Number of Shares (In Millions)	Number of Shares (In Millions)	Number of Shares (In Millions)

Balance, beginning of year	0.4	1.0	3.0	2.3
Vested shares	(0.4)	(0.5)	(1.4)	(1.1)
Canceled shares	-	-	(0.1)	(0.1)

Balance, end of year	-	0.5	1.5	1.1

Weighted-average fair value of RSAs (NT$ in dollars)	$325.81	$277.71	$364.43	$662.42

The RSAs in each year are measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

	2021 RSAs	2022 RSAs	2023 RSAs	2024 RSAs
	March 1, 2022	March 1, 2023	March 1, 2024	September 1, 2024

Stock price at measurement date (NT$ in dollars)	$604	$511	$689	$944
Expected price volatility	25.34%-28.28%	29.34%-32.11%	24.77%-26.12%	25.51%-29.87%
Expected life	1-3 years	1-3 years	1-3 years	1-3 years
Risk-free interest rate	0.57%	1.06%	1.16%	1.40%
Refer to Note 29 for the compensation costs of the RSAs recognized by TSMC.
b.Cash-settled share-based payment arrangements
The cash-settled share-based payment arrangements in each year are as follows:

	2021 Plan	2022 Plan	2023 Plan

Resolution Date of TSMC’s Board of Directors in its meeting	February 15, 2022	February 14, 2023	February 6, 2024
Issuance of units (in millions) (Note)	0.2	0.4	0.6
Grant date	March 1, 2022	March 1, 2023	March 1, 2024

Note:	One unit of the right represents a right to the market value of one TSMC’s common share when vested.
The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs.
The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement.
Relevant information is as follows:

	Year Ended December 31
	2024			2025
	2021 Plan	2022 Plan	2023 Plan		2022 Plan	2023 Plan

Stock price at measurement date (NT$ in dollars)	$1,090	$1,090	$1,090		$1,510	$1,510
Expected price volatility	25.61%-30.78%	25.61%-30.78%	25.61%-30.78%		23.67%-30.35%	23.67%-30.35%
Residual life	1 year	1-2 years	1-3 years		1 year	1-2 years
Risk-free interest rate	1.37%	1.41%	1.45%		1.20%	1.22%
Refer to Note 29 for the compensation costs of the cash-settled share-based payment recognized by
TSMC. As of December 31, 2024 and 2025, the liabilities under cash-settled share-based payment arrangement amounted to NT$455.7 million and NT$330.9 million, respectively.

29.  ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

a. Depreciation of property, plant and equipment and right-of-use assets
Recognized in cost of revenue	$492,827.4	$616,390.4	$638,013.5
Recognized in operating expenses	30,097.8	37,190.4	41,614.0
Recognized in other operating income and expenses	7.5	29.7	56.5

	$522,932.7	$653,610.5	$679,684.0

b. Amortization of intangible assets

Recognized in cost of revenue	$6,538.1	$6,342.3	$5,362.0
Recognized in operating expenses	2,720.1	2,843.8	3,050.4

	$9,258.2	$9,186.1	$8,412.4

c. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$5,365.5	$5,932.2	$6,707.5
Defined benefit plans	281.4	275.7	256.8
	5,646.9	6,207.9	6,964.3
Share-based payments
Equity-settled	483.0	1,242.7	1,246.1
Cash-settled	61.4	403.5	304.1
	544.4	1,646.2	1,550.2
Other employee benefits	233,517.3	293,968.0	387,600.3

	$239,708.6	$301,822.1	$396,114.8

Employee benefits expense summarized by function
Recognized in cost of revenue	$133,334.7	$163,657.1	$235,604.0
Recognized in operating expenses	106,373.9	138,165.0	160,510.8

	$239,708.6	$301,822.1	$396,114.8
According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively (among which not less than 30% as profit sharing bonuses to entry-level employees).
TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Profit sharing bonus to employees	$50,090.5	$70,296.3	$103,073.0
TSMC’s accrued profit sharing bonus to employees and compensation to directors for 2023, 2024 and
2025 are illustrated below:

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Profit sharing bonus to employees	$50,090.5	$70,296.3	$103,073.0
Compensation to directors	$552.0	$359.0	$156.3
There is no significant difference between the aforementioned amounts and the amounts charged against earnings of 2023, 2024 and 2025, respectively.
30.    GOVERNMENT GRANTS
Subsidiaries such as TSMC Arizona, ESMC, JASM and TSMC Nanjing received subsidies from the governments of the United States, Germany, Japan and China, respectively, for local plant setup and operation, which were mainly used to subsidize the purchase costs of property, plant and equipment as well as partial costs and expenses incurred from plant construction and production. For the years ended
December 31, 2023, 2024 and 2025, TSMC received a total of NT$47,545.9 million, NT$75,164.3 million and NT$76,258.8 million as government grants respectively.
The aforementioned subsidiaries have signed grant agreements with the local government. The agreements include the construction timelines and other conditions that must be complied with. TSMC Arizona is also eligible to apply for a 25% investment grant for its qualified investments.
31.  CASH FLOW INFORMATION
a.Non-cash transactions

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Additions of property, plant and equipment	$897,557.1	$798,507.4	$1,160,977.7
Changes in other receivables	44.5	140,289.7	93,113.2
Exchange of assets	(78.0)	(109.3)	(169.5)
Changes in payables to contractors and equipment suppliers	40,750.2	(17,988.1)	12,550.4
			(Continued)

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)
Changes in accrued expenses and other current liabilities	$17,832.8	$44,612.1	$13,585.6
Transferred to initial carrying amount of hedged items	39.9	5.0	(31.0)
Capitalized interests	(6,329.7)	(9,310.3)	(7,615.9)

Payments for acquisition of property, plant and equipment	$949,816.8	$956,006.5	$1,272,410.5
			(Concluded)
b.Reconciliation of liabilities arising from financing activities

Non-cash Changes
	Balance as of January 1, 2023	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of December 31, 2023
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Bonds payable	$852,436.4	$67,511.3	$587.7	$362.1	$920,897.5

Non-cash Changes
	Balance as of January 1, 2024	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of December 31,2024
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Bonds payable	$920,897.5	$27,264.3	$35,202.9	$387.8	$983,752.5

Non-cash Changes
	Balance as of January 1, 2025	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of December 31, 2025
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Bonds payable	$983,752.5	$32,499.7	$(24,602.7)	$384.0	$992,033.5

Note:	Other changes include amortization of bonds payable.

32.  CAPITAL MANAGEMENT
The objective of the Company’s capital management is to maintain a capital structure that ensures liquidity and supports a solid investment grade credit rating. The capital structure includes both debt and equity. The Company adjusts its capital structure mainly through changes in the level of debt and adjustments of dividend payout to shareholders.
The Company’s capital management policy remained unchanged in 2025. TSMC’s current credit ratings are AA- from S&P Global Ratings and Aa3 from Moody’s, same as those as of December 31, 2024.
33.    FINANCIAL INSTRUMENTS
a.Categories of financial instruments

	December 31, 2024	December 31, 2025
	NT$	NT$
	(In Millions)	(In Millions)

Financial assets
FVTPL	$15,407.5	$15,132.3
FVTOCI (Note 1)	205,938.1	192,185.0
Hedging financial assets	11.0	-
Amortized cost (Note 2)	2,721,319.3	3,368,760.8

	$2,942,675.9	$3,576,078.1
Financial liabilities
FVTPL	$466.5	$3,083.9
Hedging financial liabilities	-	0.8
Amortized cost (Note 3)	1,963,297.3	1,974,710.2

	$1,963,763.8	$1,977,794.9
Note 1:Including notes and accounts receivable (net), equity and debt investments.
Note 2:Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (including those classified under other current assets and other noncurrent assets).
Note 3:Including accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.
b.Financial risk management objectives
The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit and Risk Committee and/or
Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.
c.Market risk
The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity prices. A portion of these risks is hedged.
Foreign currency risk
Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of
NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The
Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, and non-derivative financial instruments, such as foreign currency denominated debts and foreign currency deposits, to protect against currency exchange rate risks associated with non-NT dollar-
denominated monetary assets and liabilities, net investments in foreign operations, and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.
Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the years ended December 31, 2023, 2024 and 2025, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$891.0 million,
NT$1,906.3 million and NT$1,986.5 million, respectively, after taking into account hedges and offsetting positions.
Interest rate risk
The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.
The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI or at amortized cost. For those fixed income investments classified as financial assets at FVTOCI, changes in their fair value are recognized through other comprehensive income; for those classified as financial assets at amortized cost, changes in their fair value are not reflected in the carrying amount. Both classifications are recognized in profit or loss if the assets are sold.
Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00)% across all maturities would have decreased the Company’s other comprehensive income by NT$3,842.0 million, NT$4,500.9 million and NT$4,081.0 million for the years ended December 31, 2023, 2024, and 2025, respectively.
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
Assuming a hypothetical decrease of 10% in prices of the investments mentioned above at the end of the reporting period, the net income would have decreased by NT$1,073.4 million, NT$1,216.0 million and NT$1,202.6 million for the years ended December 31, 2023, 2024 and 2025, respectively, and the other comprehensive income would have decreased by NT$954.9 million,
NT$1,013.3 million and NT$1,020.3 million for the years ended December 31, 2023, 2024 and
2025, respectively.
d.Credit risk management
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
As of December 31, 2024 and 2025, the Company’s ten largest customers accounted for 93% and
84% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.
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

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non- investment grade on valuation date	Lifetime expected credit loss- not credit impaired	-
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss- credit impaired	-
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	-
For the years ended December 31, 2023, 2024 and 2025, the expected credit loss increased NT$35.8 million, increased NT$58.5 million and increased NT$10.4 million, respectively. The changes were mainly due to adjusted investment portfolio and fluctuations in exchange rates.
e.Liquidity risk management
The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.
The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

December 31, 2024

Non-derivative financial liabilities

Accounts payable (including related parties)	$74,226.6	$-	$-	$-	$74,226.6
Payables to contractors and equipment suppliers	192,635.2	-	-	-	192,635.2
Accrued expenses and other current liabilities	358,165.7	-	-	-	358,165.7
Bonds payable	76,460.8	335,240.8	197,389.1	587,602.6	1,196,693.3
Long-term bank loans	2,935.2	2,275.6	27,044.8	3,151.1	35,406.7
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,483.5	5,794.8	4,826.8	20,782.7	34,887.8
Others	-	86,979.5	11,737.1	-	98,716.6
	707,907.0	430,290.7	240,997.8	611,536.4	1,990,731.9
					(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Derivative financial instruments

Forward exchange contracts
Outflows	$109,525.4	$-	$-	$-	$109,525.4
Inflows	(109,251.5)	-	-	-	(109,251.5)
	273.9	-	-	-	273.9

	$708,180.9	$430,290.7	$240,997.8	$611,536.4	$1,991,005.8
					(Concluded)
December 31, 2025

Non-derivative financial liabilities

Accounts payable (including related parties)	$84,330.3	$-	$-	$-	$84,330.3
Payables to contractors and equipment suppliers	177,730.3	-	-	-	177,730.3
Accrued expenses and other current liabilities	344,034.9	-	-	-	344,034.9
Bonds payable	155,291.2	310,496.6	209,405.3	512,306.9	1,187,500.0
Long-term bank loans	1,530.4	11,349.9	29,477.8	-	42,358.1
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	4,381.4	6,573.8	5,804.5	22,709.9	39,469.6
Others	-	35,208.7	6,060.4	8,333.5	49,602.6
	767,298.5	363,629.0	250,748.0	543,350.3	1,925,025.8

Derivative financial instruments

Forward exchange contracts
Outflows	279,876.5	-	-	-	279,876.5
Inflows	(276,880.3)	-	-	-	(276,880.3)
	2,996.2	-	-	-	2,996.2

	$770,294.7	$363,629.0	$250,748.0	$543,350.3	$1,928,022.0
Note: Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

December 31, 2024

Lease liabilities	$10,296.9	$6,821.6	$3,547.4	$116.8	$20,782.7

December 31, 2025

Lease liabilities	$10,974.2	$7,513.6	$4,002.5	$219.6	$22,709.9
f.Fair value of financial instruments
1)Fair value measurements recognized in the consolidated statements of financial position
Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:
•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.
2)Fair value of financial instruments that are measured at fair value on a recurring basis
Fair value hierarchy
The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2024
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Financial assets at FVTPL

Convertible preferred stocks	$-	$-	$14,181.8	$14,181.8
Mutual funds	-	-	886.9	886.9
Forward exchange contracts	-	207.7	-	207.7
Simple agreement for future equity	-	-	131.1	131.1

	$-	$207.7	$15,199.8	$15,407.5

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$108,612.1	$-	$108,612.1
Agency mortgage-backed securities	-	46,611.4	-	46,611.4
Government bonds/ Agency bonds	20,645.9	-	-	20,645.9
Asset-backed securities	-	11,490.5	-	11,490.5
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,822.9	7,822.9
Publicly traded stocks	4,842.8	-	-	4,842.8
Notes and accounts receivable, net	-	5,912.5	-	5,912.5

	$25,488.7	$172,626.5	$7,822.9	$205,938.1

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$11.0	$-	$-	$11.0

Financial liabilities at FVTPL

Forward exchange contracts	$-	$466.5	$-	$466.5

	December 31, 2025
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Financial assets at FVTPL

Convertible preferred stocks	$-	$-	$13,608.8	$13,608.8
Mutual funds	-	-	1,297.5	1,297.5
Simple agreement for future equity	-	-	125.8	125.8
Forward exchange contracts	-	100.2	-	100.2

	$-	$100.2	$15,032.1	$15,132.3

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$88,636.1	$-	$88,636.1
Agency mortgage-backed securities	-	49,150.8	-	49,150.8
Government bonds/ Agency bonds	25,437.5	-	-	25,437.5
Asset-backed securities	-	8,512.2	-	8,512.2
Investments in equity instruments
Non-publicly traded equity investments	-	-	8,797.2	8,797.2
Publicly traded stocks	3,956.1	-	-	3,956.1
Notes and accounts receivable, net	-	7,695.1	-	7,695.1

	$29,393.6	$153,994.2	$8,797.2	$192,185.0

Financial liabilities at FVTPL

Forward exchange contracts	$-	$3,083.9	$-	$3,083.9

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$0.8	$-	$-	$0.8
Reconciliation of Level 3 fair value measurements of financial assets
The financial assets measured at Level 3 fair value were financial assets at FVTPL and equity investments classified as financial assets at FVTOCI. Reconciliations for the years ended
December 31, 2023, 2024 and 2025 are as follows:

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Balance, beginning of year	$6,282.1	$20,849.6	$23,022.7
Additions	14,887.2	2,007.3	915.3
Recognized in profit or loss	12.3	(137.7)	353.1
Recognized in other comprehensive income or loss	262.4	(499.0)	1,251.8
Disposals and proceeds from return of capital of investments	(128.0)	(347.8)	(750.4)
Transfers out of level 3 (Note)	-	(164.9)	(89.7)
Effect of exchange rate changes	(466.4)	1,315.2	(873.5)

Balance, end of year	$20,849.6	$23,022.7	$23,829.3

Note:	The transfer from level 3 to level 1 is because quoted prices (unadjusted) in active markets data became available for the equity investments.
Valuation techniques and assumptions used in Level 2 fair value measurement
The fair values of financial assets and financial liabilities are determined as follows:
•The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities and government bonds are determined by quoted market prices provided by third party pricing services.
•The fair values of forward exchange contracts are measured using forward rates and discount rates derived from quoted market prices.
•The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.
Valuation techniques and assumptions used in Level 3 fair value measurement
The fair values of convertible preferred stocks, convertible bonds, simple agreement for future equity, mutual funds and non-publicly traded equity investments are mainly determined by using the asset approach, income approach or market approach.
The asset approach takes into account the net asset value measured at the fair value. On
December 31, 2024 and 2025, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$56.2 million and NT$64.1 million, respectively, if discounts for lack of marketability increase by 1%.
The income approach utilizes discounted cash flows to determine the present value of the expected future economic benefits that will be derived from the investment. On December 31,
2024 and 2025, the Company mainly uses unobservable inputs, which include expected returns, discount rate of 8.6% and 8.9%, and discount for lack of marketability of 20%. On
December 31, 2024 and 2025, with other inputs remain equal, if discount rate increases by 1%, the fair value will decrease by NT$1,606.9 million and NT$1,812.4 million, respectively; if discount for lack of marketability increases by 1%, the fair value will decrease by NT$140.8 million and NT$133.6 million, respectively.
For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.
3)Fair value of financial instruments that are not measured at fair value
Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.
Fair value hierarchy
The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	December 31, 2024
	Carrying Amount	Fair Value
		Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$171,980.2	$-	$172,518.5	$172,518.5
Commercial paper	14,208.1	-	14,222.7	14,222.7
Government bonds/Agency bonds	4,379.5	4,353.4	-	4,353.4

	$190,567.8	$4,353.4	$186,741.2	$191,094.6
Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$983,752.5	$-	$900,344.7	$900,344.7

	December 31, 2025
	Carrying Amount	Fair Value
		Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$231,239.8	$-	$232,259.2	$232,259.2
Government bonds/Agency bonds	4,213.5	4,284.6	-	4,284.6

	$235,453.3	$4,284.6	$232,259.2	$236,543.8
Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$992,033.5	$-	$939,475.3	$939,475.3

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
34.    RELATED PARTY TRANSACTIONS
Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of
TSMC, have been eliminated upon consolidation; therefore, those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:
a.Related party name and categories

Related Party Name	Related Party Categories

GUC and its subsidiaries (GUC)	Associates
VIS and its subsidiaries (VIS)	Associates
SSMC	Associates
Xintec	Associates
TSMC Charity Foundation	Other related parties
TSMC Education and Culture Foundation	Other related parties
b.Net revenue

		Years Ended December 31
		2023	2024	2025
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)

Item	Related Party Categories

Sales revenue	Associates	$13,406.0	$15,034.1	$33,226.4
c.Purchases

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Related Party Categories

Associates	$4,562.2	$4,619.6	$4,991.6

d. Receivables from related parties

		December 31, 2024	December 31, 2025
		NT$	NT$
		(In Millions)	(In Millions)

Item	Related Party Name

Receivables from related parties	GUC	$610.0	$1,651.0
	VIS	626.7	945.2
	Others	167.8	143.3

		$1,404.5	$2,739.5

Other receivables from related parties	VIS	$-	$267.8
	SSMC	0.2	0.3

		$0.2	$268.1
e.Payables to related parties

		December 31, 2024	December 31, 2025
		NT$	NT$
		(In Millions)	(In Millions)

Item	Related Party Name

Payables to related parties	Xintec	$988.0	$1,298.7
	SSMC	308.4	374.1
	Others	129.6	105.9

		$1,426.0	$1,778.7
f.Accrued expenses and other current liabilities

		December 31, 2024	December 31, 2025
		NT$	NT$
		(In Millions)	(In Millions)

Item	Related Party Categories

Temporary receipts	Associates	$4,271.5	$638.8
g.Others

		Years Ended December 31
		2023	2024	2025
		NT$	NT$	NT$
		(In Millions)	(In Millions)	(In Millions)

Item	Related Party Categories

Manufacturing expenses	Associates	$5,043.5	$5,232.8	$5,448.2

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
h.Compensation of key management personnel
The compensation to directors and other key management personnel were as follows:

	Years Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)

Short-term employee benefits	$3,492.3	$4,447.5	$8,006.8
Post-employment benefits	3.9	3.8	3.3
Share-based payments	525.8	1,357.4	1,214.3

	$4,022.0	$5,808.7	$9,224.4
The compensation to directors and other key management personnel were determined by the
Compensation and People Development Committee of TSMC in accordance with the individual performance and market trends.
35.    PLEDGED ASSETS
The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of December 31, 2024 and 2025, the aforementioned other financial assets amounted to NT$132.1 million and NT$129.40 million, respectively.
36.    SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS
Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:
a.Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C.
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
b.Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March
30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips
spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP
B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the
Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.
c.In February 2025, Longitude Licensing Ltd. and Marlin Semiconductor Limited (collectively,
“Marlin”) filed complaints with the U.S. International Trade Commission (“ITC”) and the U.S.
District Court for the Eastern District of Texas alleging that TSMC and its customers infringe five
U.S. patents. The ITC instituted an investigation on March 21, 2025 and the lawsuit in the Eastern
District Court for Texas was statutorily stayed on April 23, 2025 pending the ITC investigation. The outcome cannot be determined, and we cannot make a reliable estimate of the contingent liability at this time.
d.TSMC entered into long-term purchase agreements of materials and supplies, manufacturing services and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.
e.TSMC entered into long-term purchase agreement of equipment and maintenance service. The relative fulfillment period, quantity and price are specified in the agreement.
f.TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.
g.Amounts available under unused letters of credit as of December 31, 2024 and 2025 were NT$489.9 million and NT$438.7 million, respectively.
h.The Company entrusted financial institutions to provide performance guarantees mainly for import and export of goods, lease agreement and apply for subsidy. As of December 31, 2024 and 2025, the aforementioned guarantee amounted to NT$10,315.6 million and NT$23,375.2 million, respectively.
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

38.  OPERATING SEGMENTS INFORMATION
a.Operating segments, segment revenue and operating results
TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.
The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.
b.Geographic and major customers’ information were as follows:
1)Geographic information

	December 31, 2024	December 31, 2025
	NT$	NT$
Noncurrent Assets	(In Millions)	(In Millions)

Taiwan	$2,613,112.2	$3,102,343.0
United States	541,836.3	540,057.4
Japan	126,600.6	117,403.2
China	82,405.8	65,019.9
Europe, the Middle East and Africa	19,150.1	51,515.1
Others	1.4	1.2

	$3,383,106.4	$3,876,339.8
Noncurrent assets include property, plant and equipment, right-of-use assets, intangible assets and other noncurrent assets.
2)Major customers representing at least 10% of net revenue

	Years Ended December 31
	2023		2024		2025
	Amount	%	Amount	%	Amount	%
	NT$		NT$		NT$
	(In Millions)		(In Millions)		(In Millions)

Customer A	NA (Note)	NA	$352,271.2	12	$726,974.3	19
Customer B	546,550.9	25	624,345.5	22	645,178.7	17
Customer C	241,152.4	11	NA (Note)	NA	NA (Note)	NA
Note:  Revenue less than 10% of the Company’s net revenue.